Form 20-F
period 2014-12-31
Euronav NV
filed 2015-04-30
CIK 1604481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 001-36810

EURONAV NV
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Belgium
(Jurisdiction of incorporation or organization)

De Gerlachekaai 20, 2000 Antwerpen, Belgium
(Address of principal executive offices)

Hugo De Stoop, Tel: +32-3-247-4411, management@euronav.com,
De Gerlachekaai 20, 2000 Antwerpen, Belgium
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value, CUSIP B38564108	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2014, the Registrant had 131,050,666 ordinary shares, no par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

X	International Financial Reporting Standards as issued by the international Accounting Standards Board

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

TABLE OF CONTENTS
PART I
PART II
PART III
ITEM 17.	FINANCIAL STATEMENTS	98
ITEM 18.	FINANCIAL STATEMENTS	98
ITEM 19.	EXHIBITS	98
INDEX TO FINANCIAL STATEMENTS		F-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions, terms, or phrases may identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:
•	the strength of world economies and currencies;
•	general market conditions, including the market for our vessels, fluctuations in charter rates and vessel values;
•	availability of financing and refinancing;
•	potential liability from pending or future litigation;
•	general domestic and international political conditions;
•	potential disruption of shipping routes due to accidents or political events;
•	vessels breakdowns and instances of off-hires;
•	competition within our industry;
•	the supply of and demand for vessels comparable to ours;
•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest in locations where we may operate;
•	delays and cost overruns in construction projects;
•	our level of indebtedness;
•	our ability to obtain financing and comply with the restrictive and other covenants in our financing arrangements;
•	our need for cash to meet our debt service obligations;
•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•	availability of skilled workers and the related labor costs;
•	compliance with governmental, tax, environmental and safety regulation;
•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil and natural gas industry;
•	effects of new products and new technology in our industry;
•	the failure of counterparties to fully perform their contracts with us;
•	our dependence on key personnel;
•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares.
These factors and the other risk factors described in this report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
Throughout this report, all references to "Euronav," the "Company," "we," "our," and "us" refer to Euronav NV and its subsidiaries. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America and references to "Euro," "EUR," and "€" are to the lawful currency of Belgium.
We refer to our "U.S. Shares" as those shares of the Company with no par value that are reflected in the U.S. component of our share register, or the U.S. Register, that is maintained by Computershare Trust Company N.A, or Computershare, our U.S. transfer agent and registrar, and are formatted for trading on the New York Stock Exchange, or the NYSE. The U.S. Shares  are identified by CUSIP B38564 108.  We refer to our "Belgian Shares" as those shares of the Company with no par value that are registered in the Belgian component of our share register, or the Belgian Register, that is maintained by us, and are formatted for trading on Euronext Brussels. The Belgian Shares are identified by ISIN BE0003816338.  Our U.S. Shares and our Belgian Shares taken together are collectively referred to as our "ordinary shares." For further discussion of the maintenance of our share register, please see "Item 10. Additional Information —B. Memorandum and Articles of Association—Share Register."

The following tables set forth, in each case for the periods and as of the dates indicated, our selected consolidated financial data and other operating data as of and for the years ended December 31, 2014, 2013, and 2012. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  The selected historical financial information presented in the tables below should be read in conjunction with and is qualified in its entirety by reference to our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 are included in this annual report. The audited consolidated financial statements and the accompanying notes as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 are not included herein.

A.            Selected Financial Data
	Year Ended December 31,
Consolidated Statement of Profit or Loss Data (US$ in thousands, except per share data)	2014	2013	2012	2011
Revenue	473,985	304,622	320,836	326,315
Gains on disposal of vessels/other tangible assets	13,122	8	10,067	22,153
Other operating income	11,411	11,520	10,478	5,773
Voyage expenses and commissions	(118,303)	(79,584)	(72,100)	(46,884)
Vessel operating expenses	(124,089)	(105,911)	(109,539)	(123,078)
Charter hire expenses	(35,664)	(21,031)	(28,920)	(42,497)
Losses on disposal of vessels	—	(215)	—	(25,501)
Impairment on non-current assets held for sale	(7,416)	—	(32,080)	—
Depreciation tangible assets	(160,934)	(136,882)	(146,881)	(142,358)
Depreciation intangible assets	(20)	(76)	(181)	(213)
General and administrative expenses	(40,565)	(27,165)	(30,797)	(28,655)
Result from operating activities	11,527	(54,714)	(79,117)	(54,945)
Finance income	2,617	1,993	5,349	5,663
Finance expenses	(95,970)	(54,637)	(55,507)	(52,484)
Net finance expense	(93,353)	(52,644)	(50,158)	(46,821)
Share of profit (loss) of equity accounted investees (net of income tax)	30,286	17,853	9,953	5,897
Profit (loss) before income tax	(51,540)	(89,505)	(119,322)	(95,869)
Income tax benefit/(expense)	5,743	(178)	726	(118)
Profit (loss) for the period	(45,797)	(89,683)	(118,596)	(95,987)
Attributable to:
Owners of the Company	(45,797)	(89,683)	(118,596)	(95,987)
Basic earnings per share	(0.39)	(1.79)	(2.37)	(1,92)
Diluted earnings per share	(0.39)	(1.79)	(2.37)	(1,92)

Consolidated Statement of Financial Position Data (at Period End)	Year Ended December 31,
(US$ in thousands, except for per share and fleet data)	2014	2013	2012	2011
Cash and cash equivalents	254,086	74,309	113,051	163,108
Vessels	2,258,334	1,434,800	1,592,837	1,616,178
Vessels under construction	—	—	—	89,619
Current and non-current bank loans	1,234,329	847,763	911,474	938,992
Equity attributable to Owners of the Company	1,472,708	800,990	866,970	980,988
Cash flow data
Net cash inflow/(outflow)
Operating activities	14,782	(8,917)	69,812	28,060
Investing activities	(1,023,007)	28,114	(86,986)	39,852
Financing activities	1,189,021	(57,384)	(33,117)	(48,606)
Fleet Data (Unaudited)
VLCCs
Average number of vessels(1)	20	11	13	14
Calendar days(2)	7,450	4,085	4,940	5,264
Vessel operating days(3)	7,294	4,036	4,891	5,119
Available days(4)	7,391	4,044	4,910	5,198
Fleet utilization(5)	98.7%	99.8%	99.6%	98.5%
Daily TCE charter rates(6)	$27,189	$25,785	$23,510	$24,457
Daily vessel operating expenses(7)	$8,565	$8,178	$7,761	$7,440
Suezmaxes
Average number of vessels(1)	19	19	18	18
Calendar days(2)	6,937	6,848	6,588	6,578
Vessel operating days(3)	6,774	6,661	6,436	6,448
Available days(4)	6,895	6,664	6,489	6,456
Fleet utilization(5)	98.2%	100%	99.2%	99.9%
Daily TCE charter rates(6)	$24,491	$19,284	$21,052	$24,237
Daily vessel operating expenses(7)	$8,073	$7,753	$7,868	$8,442
Average daily general and administrative expenses per vessel—owned tanker segment only(8)	$2,820	$2,485	$2,672	$2,420
Other data
EBITDA (unaudited)(9)	$202,767	$100,096	$77,898	$93,523
Adjusted EBITDA (unaudited)(9)	$239,176	$138,853	$120,719	$128,367
Time charter equivalents revenues	$364,211	$232,519	$250,476	$281,476
Basic weighted average shares outstanding	116,539,017	50,230,438	50,000,000	50,000,000
Diluted weighted average shares outstanding	116,539,017	50,230,438	50,000,000	50,000,000

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(2)	Calendar days are the total days the vessels were in our possession for the relevant period, including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Vessel operating days are the total days our vessels were in our possession for the relevant period net of all off-hire days (scheduled and unscheduled).

(4)	Available days are the total days our vessels were in our possession for the relevant period net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(5)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing Vessel operating days by available days for the relevant period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or intermediate or vessel positioning.

(6)	Time Charter Equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing total voyage revenues less voyage expenses by vessel operating days for the relevant time period. The period over which voyage revenues are recognized commences at the time the vessel leaves the port at which she discharged her cargo related to her previous voyage (or as the case may be when a vessel is leaving a yard at which she went to drydock or in the case of a newbuilding or a newly acquired vessel as from the moment the vessel is available to take a cargo). The period ends at the time that discharge of cargo is completed. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under IFRS (non-IFRS measure), and should not be considered as an alternative to voyage revenues, the most directly comparable IFRS measure, or any other measure of financial performance presented in accordance with IFRS. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies.

(7)	Daily vessel operating expenses, or DVOE, is calculated by dividing direct vessel expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, by calendar days for the relevant time period.

(8)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by calendar days for our owned tanker segment and relevant time period. Average daily general and administrative expenses are lower when our jointly-owned vessels are included in this calculation.

(9)	EBITDA (a non-IFRS measure) represents operating earnings before interest expense, income, taxes and depreciation expense attributable to us. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or as a measure of profitability or liquidity. The definition of EBITDA used here may not be comparable to that used by other companies.

The following table presents the Company's average TCE rates (in US dollars) and vessel operating days, which are the total days the vessels were in the Company's possession for the relevant period net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys for the periods indicated:

	Year ended December 31, 2014			Year ended December 31, 2013			Year ended December 31, 2012			Year ended December 31, 2011
	REVENUE			REVENUE			REVENUE			REVENUE
	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool
TANKER SEGMENT*
VLCC
Average rate	$38,538	$14,120	$27,625	$42,813	$21,583	$20,437	$41,797	-	$18,607	$49,114	-	$18,742
Vessel Operating days	687	791	5,816	946	380	2,710	1,034	-	3,857	963	-	4,156

SUEZMAX
Average rate	$25,929	$23,382	-	$21,305	$16,575	-	$23,320	$16,745	-	$27,795	$11,941	-
Vessel Operating days	2,949	3,825	-	3,814	2,847	-	4,216	2,220	-	5,000	1,448	-

FSO SEGMENT**
FSO
Average rate	$175,426	-	-	$175,394	-	-	$147,308	-	-	$137,027	-	-
FSO Operating days	365	-	-	365	-	-	366	-	-	365	-	-

* The figures for the tanker segment do not include our economic interest in joint ventures.
**The figures for the FSO segment are included and presented at our economic interest, 50%.
Through pooling mechanisms, Euronav receives a weighted, average allocation, based on the total spot results earned by the total of pooled vessels, (reflected under 'Pool' in the table above) whereas results from direct spot employment are earned and allocated on a one-on-one basis to the individual vessel and thus owner of the according vessel (reflected under 'Spot' in the table above).
The following table reflects the calculation of our TCE rates for the years ended December 31, 2014, 2013, 2012 and 2011:
	2014	2013	2012	2011
VLCC
Net VLCC revenues for all employment types	$198,316,363	$104,068,875	$114,987,548	$125,195,000
Total VLCC operating days	7,294	4,036	4,891	5,119
Daily VLCC TCE Rate	$27,189	$25,785	$23,510	$24,457
SUEZMAX
Net Suezmax revenues for all employment types	$165,894,436	$128,449,941	$135,488,742	$156,280,502
Total Suezmax operating days	6,774	6,661	6,436	6,448
Daily Suezmax rate	$24,491	$19,284	$21,052	$24,237
Tanker Fleet
Net Tanker fleet revenues for all employment type	$364,210,799	$232,518,816	$250,476,290	$281,475,502
Total Fleet operating days	14,068	10,697	11,327	11,568
Daily Fleetwide TCE	$25,890	$21,737	$22,113	$24,332

The following table reflects the calculation of our net revenues for the years ended December 31, 2014, 2013, 2012 and 2011:

	Year Ended December 31,
(US$ in thousands)	2014	2013	2012	2011
Voyage charter revenues	$341,867	$171,225	$175,947	$139,265
Time charter revenues	$132,118	$133,396	$144,889	$187,050

Subtotal revenue	$473,985	$304,622	$320,836	$326,315
Other income	$11,411	$11,520	$10,478	$5,773

Total operating revenues	$485,396	$316,142	$331,314	$332,088
Net Tanker Fleet Revenues reconciliation Tanker Fleet
Share of total Revenues attributable to ships owned by Euronav*	$482,514	$312,103	$322,576	$328,359
less voyage expenses and commissions	$(118,303)	$(79,584)	$(72,100)	$(46,884)

Net Total tanker fleet	$364,211	$232,519	$250,476	$281,476
of which Net VLCC Revenues for all employment types	$198,316	$104,069	$114,988	$125,195
of which Net Suezmax Revenues for all employment types	$165,895	$128,450	$135,489	$156,281
*	Some revenues are excluded because these do not relate directly to vessels.

	Year Ended December 31,
	2014	2013	2012	2011
EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$(45,797)	$(89,683)	$(118,596)	$(95,987)
plus Net finance expenses	$93,353	$52,644	$50,158	$46,821
plus Depreciation of tangible and intangible assets	$160,954	$136,957	$147,062	$142,571
plus Income tax benefit/(expense)	$(5,743)	$178	$(726)	$118

EBITDA (unaudited)	$202,767	$100,096	$77,898	$93,523

	Year Ended December 31,
	2014	2013	2012	2011
Adjusted EBITDA Reconciliation (unaudited) (1)
Profit (loss) for the period using proportionate method for Equity Accounted Investees	$(45,797)	$(89,683)	$(118,596)	$(95,987)
plus Net finance expenses	$93,353	$52,644	$50,158	$46,821
plus Net finance expenses JV	$7,351	$8,352	$12,370	$8,892
plus Depreciation of tangible and intangible assets	$160,954	$136,957	$147,062	$142,571
plus Depreciation of tangible and intangible assets JV	$29,058	$30,405	$30,451	$25,952
plus Income tax benefit/(expense)	$(5,743)	$178	$(726)	$118
plus Income tax benefit/(expense) JV	$—	$—	$—	$—

Adjusted EBITDA (unaudited)	$239,176	$138,853	$120,719	$128,367

(1)	Adjusted EBITDA (a non-IFRS measure) represents operating earnings (including the share of EBITDA of equity accounted investees) before interest expense, income, taxes and depreciation expense attributable to us. Adjusted EBITDA provides investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods as the shipping industry is a capital intensive industry which often brings significant cost of financing. We also believe that Adjusted EBITDA is useful to investors and equity analysts as a measure of our operating performance that can be readily compared to other companies and we use Adjusted EBITDA in our internal evaluation of operating effectiveness and decisions regarding the allocation of resources. Adjusted EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or any other measure of operating performance. The definition of Adjusted EBITDA used here may not be comparable to that used by other companies.

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
The following risks relate principally to us and our business and the industry in which we operate, the securities market and ownership of our ordinary shares. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our ordinary shares.
Risk Factors Relating to Our Industry
If the tanker industry, which historically has been cyclical, becomes depressed in the future, our earnings and available cash flow may be adversely affected.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. During the five year period from 2010 through 2014, time charter equivalent (TCE) spot rates for a VLCC trading between the Middle East Gulf and Japan ranged from rates below operating expenses to a high of $87,500 per day. This volatility continued in 2015, with average monthly rates on the same route fluctuating between $46,591 to $69,562 per day. A worsening of the current global economic conditions may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:
•	supply and demand for energy resources and oil, petroleum products and natural gas;
•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities and strikes;
•	the distance over which the oil and the oil products are to be moved by sea;
•	changes in seaborne and other transportation patterns;
•	environmental and other legal and regulatory developments;
•	weather and natural disasters;
•	competition from alternative sources of energy; and
•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of tanker capacity include:
•	supply and demand for energy resources and oil and petroleum products;
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	conversion of tankers to other uses;
•	the number of vessels that are out of service;
•	environmental concerns and regulations; and
•	port or canal congestion.
Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies' capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.
Any decrease in shipments of crude oil may adversely affect our financial performance.
The demand for our vessels and services in transporting oil derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In 2014, crude oil reached a high of $107.95 per barrel (WTI)/$115.19 per barrel (Brent) and a low of $53.45 per barrel (WTI)/$55.27 per barrel (Brent). As of April 15, 2015, crude oil was $57.69 per barrel (WTI)/$60.32 per barrel (Brent).
Any decrease in shipments of crude oil from the above-mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:
•	increased crude oil production from other areas, including the exploitation of shale reserves in the United States and the growth in its domestic oil production and exportation;

•	increased refining capacity in the Arabian Gulf or West Africa;
•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;
•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
•	armed conflict in the Arabian Gulf and West Africa and political or other factors;
•	trade embargoes or other economic sanctions by the United States and other countries (including the economic sanctions against Russia as a result of increased political tension due to the situation in the Ukraine); and
•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.
In addition, the current economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.
An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash and our ability to comply with the covenants in our loan agreements.
Our growth in the offshore FSO sector depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices, and may be materially and adversely affected by a decline in the offshore oil and natural gas industry.
The offshore production, storage and export industry is cyclical and volatile. Our growth strategy includes on expansion in the offshore FSO sector, which depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality FSO prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers' FSO programs. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for offshore units.
Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as many of our vessels trade in the spot market. Seasonal variations in tanker demand will affect any spot market related rates that we may receive.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Guinea and in the Gulf of Aden off the coast of Somalia. Over the past year, the frequency of piracy incidents in the Gulf of Aden and in the Indian Ocean has decreased significantly, whereas there has been an increase in the Gulf of Guinea and the South China Sea. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "enhanced risk" zones, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Since 2008, there has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to expand or meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
If economic conditions throughout the world continue to be volatile, it could impede our operations.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the U.S. federal debt ceiling, mandatory reductions in U.S. federal spending, continuing turmoil and hostilities in the Middle East, North Africa, Russia, the Ukraine and Crimea and other geographic areas and countries, continuing economic weakness in the European Union and softening growth in China. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.
The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at significantly lower levels than in the period preceding 2008.
We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and financial condition and may cause the price of our ordinary shares to decline.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.
As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.
Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.
We rely on third-parties to provide supplies and services necessary for our operations, including equipment suppliers, caterers and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, we are generally dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in downtime, and delays in the repair and maintenance of our vessels and FSOs. Furthermore, many of our suppliers are U.S. companies or non-U.S. subsidiaries owned or controlled by U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering products, our ability to supply and service our operations could be materially impacted. In addition, through regulation and permitting, certain foreign governments effectively restrict the number of suppliers and technicians available to supply and service our operations in those jurisdictions, which could materially impact our operations and financial condition.
We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows, financial condition, and our available cash.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act, the U.S. Marine Transportation Security Act of 2002, European Union regulations, regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, and the International Ship and Port Facility Security Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.
These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, invalidation of our existing insurance or a reduction in available insurance coverage for our affected vessels.
Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
Declines in charter rates, vessel values and other market deterioration could cause us to incur impairment charges.
We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates relating to, among other things, vessel values, future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the years ended December 31, 2014 and 2013, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss. Any impairment charge incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.
We operate our vessels worldwide and as a result, our vessels are exposed to international risks and inherent operational risks of the tanker industry, which may adversely affect our business and financial condition.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These events may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs and maintenance are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.
In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
We may be subject to risks inherent in the conversion of vessels into floating, storage and offloading vessels, or FSOs, and the operation of FSO activities.
Our FSO activities are subject to various risks, including delays, cost overruns, unavailability of supplies, employee negligence, defects in machinery, collisions, service damage to vessels, damage or loss to freight, piracy or strikes. In case of delays in delivering FSO under service contract to the end-user, contracts can be amended and/or cancelled. Moreover, the operation of FSO vessels is subject to the inherent possibility of maritime disasters, such as oil spills and other environmental accidents, and to the obligations arising from the ownership and management of vessels in international trade. We have established current insurance against possible accidents and environmental damage and pollution that complies with applicable law and standard practices in the sector. However, there is no guarantee that such insurance will remain available at rates which are regarded as reasonable by us or that such insurance will remain sufficient to cover all losses incurred or the cost of each compensation claim made against us, or that our insurance policies will cover the loss of income resulting from a vessel becoming non-operational. Should compensation claims be made against us, our vessels may be impounded or subject to other judicial procedures, which would adversely affect our results of operations and financial condition.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
We employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations, and disputes resulting in work stoppages, strikes, or disruptions could adversely affect our business.
The majority of our employees (land-based and offshore) are represented by collective bargaining agreements in Belgium, Greece, France and the Philippines. For a limited number of vessels, the employment of onboard staff is based on internationally negotiated collective bargaining agreements. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. In addition, as part of our legal obligations, we are required to contribute certain amounts to retirement funds and pension plans (with insurance companies or integrated in a national social security scheme) and are bound to legal restrictions in our ability to dismiss employees. Any disagreements concerning ordinary or extraordinary collective bargaining may damage our reputation and the relationship with our employees and lead to labor disputes, including work stoppages, strikes and/or work disruptions, which could hinder our operations from being carried out normally, and if not resolved in a timely cost-effective manner, could have a material effect on our business.
World events could affect our results of operations and financial condition.
We conduct most of our operations outside of the United States and Belgium. Our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in North Korea, the Middle East, including Egypt, and North Africa, including Libya, and the presence of the United States and Belgium and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and available cash.
If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments that could adversely affect our reputation and the market for our ordinary shares.
Although we believe that no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers' instructions. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or "CISADA," which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in US dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and has since extended it until June 30, 2015.
In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the Obama administration and/or the European Union or other international bodies in response to recent events relating to Russia, Crimea and the Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trades. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our ordinary shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.
Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.
In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.
Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.
A government could requisition one or more of our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and available cash.
Technological innovation could reduce our charterhire income and the value of our vessels.
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.
Risk Factors Relating to Our Company
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
As of April 15, 2015, we employed 39 of our vessels in either the spot market or in a spot market-oriented tanker pool, including the Tankers International Pool, or the TI Pool, a spot market-oriented pool in which we were a founding member in 2000, exposing us to fluctuations in spot market charter rates. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. For example, over the past five years, VLCC spot market rates expressed as a time charter equivalent have ranged from negative values to a high of $87,500 per day, and in April 2015 are so far averaging $49,171 per day on the benchmark route between the Middle East Gulf and Japan. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We may not be able to renew or obtain new and favorable charters for our vessels whose charters are expiring or are terminated, which could adversely affect our revenues and profitability.
Our ability to renew expiring contracts or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new contracts in direct continuation with existing charters, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected. As of April 15, 2015, we employed 12 vessels on time charters, 8 of which expire in 2015, 1 of which expires in 2016, 1 of which expires in 2017 and 2 of which expire in 2018.
The markets in which we compete experience fluctuations in the demand. Upon the expiration or termination of their current charters, we may not be able to obtain charters for our vessels currently employed and there may be a gap in employment of the vessels between current charters and subsequent charters. In particular, if oil and natural gas prices are low, or if it is expected that such prices will decrease in the future, at a time when we are seeking to arrange charters for our vessels, we may not be able to obtain charters at attractive rates or at all.
If the charters which we receive for the reemployment of our current vessels are less favorable, we will recognize less revenue from their operations. Our ability to meet our cash flow obligations will depend on our ability to consistently secure charters for our vessels at sufficiently high charter rates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing charters or we may be forced to enter into charters at unattractive rates, which would adversely affect our results of operations and financial condition.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter in the future, various contracts, including credit facilities, charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The failure of our charterers to meet their obligations under our charter agreements, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.
The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.

If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.
One of our strategies is to continue to grow by expanding our operations and adding to our fleet at attractive points in the cycle, including through strategic alliances or joint ventures. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:
•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;
•	obtain financing;
•	manage relationships with customers and suppliers;
•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;
•	integrate any acquired tankers or businesses successfully with our then-existing operations;
•	attract, hire, train, integrate and retain qualified, highly trained personnel and crew to manage and operate our growing business and fleet;
•	identify additional new markets;
•	enhance our customer base;
•	improve our operating, financial and accounting systems and controls; and
•	obtain required financing for our existing and new operations.
Our failure to effectively identify, purchase, develop and integrate any tankers or businesses, such as the Maersk Acquisition Vessels (defined below) and the VLCC Acquisition Vessels (defined below), could adversely affect our business, financial condition and results of operations. We may incur unanticipated expenses as an operating company. Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet. Finally, additional acquisitions, such as the Maersk Acquisition Vessels and the VLCC Acquisition Vessels, may require additional equity issuances or debt issuances, both of which could reduce our cash flow. If we are unable to execute the points noted above, our financial condition may be adversely affected.
Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

An increase in operating costs would decrease earnings and available cash.
Under time charters the charterer is responsible for voyage expenses and the owner is responsible for the vessel operating costs. Under our spot charters, we are responsible for vessel operating expenses. When our owned vessels are operated in the spot market, we are also responsible for voyage expenses and vessel costs. Our vessel operating expenses include the costs of crew, provisions, deck and engine stores, insurance and maintenance and repairs, which expenses depend on a variety of factors, many of which are beyond our control. Voyage expenses include bunkers (fuel), port and canal charges. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.
Changes in fuel, or bunkers, prices may adversely affect our profits.
Fuel, or bunkers, is typically the largest expense in our shipping operations for our vessels which operate on voyage charter and changes in the price of fuel may therefore adversely affect our profitability. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We currently do not hedge our exposure to the fluctuating price of bunkers.
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.
The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.
Our market share may decrease in the future. If we expand our business or provide new services in new geographic regions, we may not be able to compete profitably. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.
A substantial portion of our revenue is derived from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.
We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2014, Valero Energy Corporation, or Valero, accounted for 11%, Total S.A., or Total, accounted for 7% and Chevron Marine Products LLC accounted for 5% of our total revenues in our tankers segment. In addition, our only FSO customer as of December 31, 2014 was Maersk Oil Qatar AS, or Maersk Oil. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker industry and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any.
In addition, a charterer may exercise its right to terminate the charter if, among other things:
•	the vessel suffers a total loss or is damaged beyond repair;
•	we default on our obligations under the charter, including prolonged periods of vessel off-hire;

•	war or hostilities significantly disrupt the free trade of the vessel;
•	the vessel is requisitioned by any governmental authority; or
•	a prolonged force majeure event occurs, such as war or political unrest, which prevents the chartering of the vessel.
In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications. For example, charterhire may be reduced if the average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. Additionally, compensation under our FSO service contracts is based on daily performance and/or availability of each FSO in accordance with the requirements specified in the applicable FSO service contracts. The charter payments we receive under our FSO service contracts may be reduced if the vessel is idle, but available for operation, or if a force majeure event occurs, or we may not be entitled to receive charter payments if the FSO is taken out of service for maintenance for an extended period, or the charter may be terminated if these events continue for an extended period.
If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charterhire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.
Our FSO service contracts may not permit us to fully recoup our cost increases in the event of a rise in expenses.
Our FSO service contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, our FSO service contracts include yearly escalation provisions. These provisions are designed to recompense us for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable escalation provisions. In addition, the adjustments are normally performed on an annual basis. For these reasons, the timing and amount received as a result of the adjustments may differ from the timing and amount of expenditures associated with actual cost increases, which could adversely affect our results of operations and financial condition and ability to pay dividends, if any, to our shareholders.
Currently, we operate our FSOs only offshore Qatar, which has fields whose production lives deplete over time and as a result, overall activity may decline faster than anticipated.
We currently operate our FSOs only offshore Qatar, which has fields whose production lives deplete over time, and as a result, the overall activity in such fields may decline faster than anticipated. There are increased costs associated with retiring old oil and gas installations, which may threaten to slow the development of the region's remaining resources.
The purchase and operation of secondhand vessels, including the Maersk Acquisition Vessels and the VLCC Acquisition Vessels, expose us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
Our current business strategy includes additional growth through the acquisition of new and secondhand vessels, including the Maersk Acquisition Vessels and the VLCC Acquisition Vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, since older vessels may be less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
We will be required to make additional capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.
Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels at attractive points in the cycle. If we are unable to fulfill our obligations under any memorandum of agreement or newbuilding construction contract for future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we already made under such contracts and we may be sued for any outstanding balance.
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, with survey cycles of no more than 60 months for the first three surveys, and 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $750,000 and $1,500,000, depending on the size and condition of the vessel and the location of drydocking and the special surveys to be performed.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.
Our ability to obtain additional financing may be dependent on the performance and creditworthiness of our then existing charters.
The actual or perceived credit quality of our charterers and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.
We depend on our executive officers and other key employees, and the loss of their services could, in the short term, have a material adverse effect on our business, results and financial condition.
We depend on the efforts, knowledge, skill, reputations and business contacts of our executive officers and other key employees. Accordingly, our success will depend on the continued service of these individuals. We may experience departures of senior executive officers and other key employees, and we cannot predict the impact that any of their departures would have on our ability to achieve our financial objectives. The loss of the services of any of them could, in the short term, have a material adverse effect on our business, results of operations and financial condition.
Failure to obtain or retain highly skilled personnel could adversely affect our operations.
We require highly skilled personnel to operate our business, and have been required to hire additional highly trained personnel to operate the Maersk Acquisition Vessels and the VLCC Acquisition Vessels. Competition for skilled and other labor required for our operations has increased in recent years as the number of ocean-going vessels in the worldwide fleet has increased. If this expansion continues and is coupled with improved demand for seaborne shipping services in general, shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult for us to staff and service vessels. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for people and risk for higher turnover, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States shareholders.
A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, our income from our time and voyage chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of "passive income."
There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.
If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the ordinary shares. See "Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.
We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, which would reduce our earnings.
Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder by the United States Department of the Treasury or an applicable U.S. income tax treaty.
We and our subsidiaries intend to take the position that we qualify for either this statutory tax exemption or an exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares, or "5% Shareholders," owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.
If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.
We may also be subject to tax in other jurisdictions, which could reduce our earnings.
Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to dividends or other distributions made by us.
Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 25%, except for shareholders which qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of 23 July 1990 (the "Parent-Subsidiary Directive") or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation (the "U.S.—Belgium Treaty"). The U.S.—Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.—Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.—Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.—Belgium Treaty.
Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
The Belgian Ministry of Finance approved our application on October 23, 2013 for beneficial tax treatment of certain of our vessel operations income. Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis (which is, on the basis of the tonnage of the vessels it operates), rather than on the basis of our accounting results, as adjusted, for Belgian corporate income tax purposes. This tonnage tax regime was initially granted for 10 years, and was renewed for an additional 10-year period in 2013. In addition, with respect to certain of our vessels operating under the Greek flag, we benefit from a similar tonnage tax regime in Greece. Certain of our subsidiaries that were formed in connection with our acquisition of the Maersk Acquisition Vessels are subject to the ordinary Belgian corporate income tax regime, however, which benefit from a tax investment allowance due to the acquisition. However, we have decided to apply for the Belgian Tonnage Tax regime for those subsidiaries. We cannot assure you that we will be able to continue to take advantage of these tax benefits in the future or that the Belgian Ministry of Finance will approve our applications. Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.

Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.
We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.
In addition, changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally.
Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.
We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
We had $1,623.7 million and $1,119.8 million of indebtedness as of December 31, 2014 and December 31, 2013, respectively, and expect to incur additional indebtedness as we take delivery of the remaining VLCC Acquisition Vessels and further expand our fleet. Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:
•	seeking to raise additional capital;
•	refinancing or restructuring our debt;
•	selling tankers; or
•	reducing or delaying capital investments.
However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.
The market values of tankers have generally been depressed. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than between 100% and 125%, depending on the applicable credit facility, of the aggregate principal amount outstanding under the loan. We were in compliance with these requirements as of December 31, 2014.
A decrease in vessel values or a failure to meet this ratio could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings.
We may be unable to comply with the restrictions and financial covenants in the agreements governing our indebtedness or any future financial obligations, including the loan agreements that our 50%-owned joint ventures have entered into, that impose operating and financial restrictions on us.
Our agreements governing our indebtedness, including the loan agreements that our 50%-owned joint ventures have entered into, impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio. In addition, certain of our credit facilities will require us to satisfy certain other financial covenants, which require us to, among other things, maintain:
•	an amount of current assets that, on a consolidated basis, exceeds our current liabilities;
•	an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 3% to 5% of our total indebtedness, depending on the applicable loan, whichever is greater;
•	an aggregate cash balance of at least $30.0 million; and
•	a ratio of consolidated capital and reserves to total assets of at least 30%.
In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:
•	effect changes in management of our vessels;
•	transfer or sell or otherwise dispose of all or a substantial portion of our assets;
•	declare and pay dividends if there is or will be, as a result of the dividend, an event of default or breach of a loan covenant; and
•	incur additional indebtedness.
A violation of any of our financial covenants or operating restrictions contained in our credit facilities, including the loan agreements of our 50%-owned joint ventures, may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities, or those of our 50%-owned joint ventures. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.
As of December 31, 2014, we were in compliance with the financial covenants contained in our debt agreements.
For more information, please read "Item 5. Operating and Financial Review and Prospects."
The contribution of our joint ventures to our profits and losses may fluctuate, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.
We currently own an interest in seven of our vessels through 50%-owned joint ventures, together with other third-party vessel owners and operators in our industry. Our ownership in these joint ventures is accounted for using the equity method, which means that our allocation of profits and losses of the applicable joint venture is included in our consolidated financial statements. The contribution of our joint ventures to our profits and losses may fluctuate, including the dividends that we may receive from such entities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we treat as additional investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2014, $319.8 million was outstanding under these joint venture loan agreements, of which we have guaranteed $159.9 million.
We are exposed to volatility in the London Interbank Offered Rate ("LIBOR"), and we have and we intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.
The amounts outstanding under our senior secured credit facilities have been, and amounts under additional credit facilities that we may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We have previously entered into and may selectively in the future enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs and recognize losses on such arrangements in our financial statements. See "Item 5. Operating and Financial Review and Prospects" for a description of our interest rate swap arrangements.
Fluctuations in exchange rates and non-convertibility of currencies could result in losses to us.
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our operating costs being expressed in currencies other than U.S. dollars, primarily in Euro. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, which could lead to fluctuations in our results of operations.
Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.
We recently became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and as such, we will have significant legal, accounting and other expenses that we did not incur previously. These reporting obligations impose various requirements on US registered public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley, subject to the reduced disclosure requirements for emerging growth companies set forth below. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.
We depend on directors who are associated with affiliated companies, which may create conflicts of interest.
Our principal shareholders include Peter Livanos, individually or through entities controlled by the Livanos family, including our corporate director TankLog, and Saverco. Peter Livanos serves as the Chairman of our Board acting in his capacity as permanent representative of TankLog. Saverco is affiliated with Marc Saverys, the Vice Chairman of our Board. John Michael Radziwill, one of our directors, is the son of John Radziwill who owns JM Maritime Investments Inc., or JM Maritime, a company that has a 50% interest in four of our joint ventures as further outlined in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." John Michael Radziwill is not a shareholder or director of, nor is he employed by JM Maritime. Because these directors owe fiduciary duties to both us and other related parties, conflicts of interest may result in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for other related parties than they do for us. Any such conflicts of interest could adversely affect our business, financial condition and results of operations and the trading price of our ordinary shares. For further discussion of transactions with, or involving, our directors that may give rise to potential conflicts of interest, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Risks Relating to an Investment in Our Ordinary Shares
We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.
We are an "emerging growth company," as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for up to five years. Investors may find our ordinary shares and the price of our ordinary shares less attractive because we rely, or may rely, on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards.
We could remain an "emerging growth company" until the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering in the United States, although a variety of circumstances could cause us to lose that status earlier. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
Our share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.
The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse affect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.
We cannot assure you that we will declare or pay any dividends. The tanker industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.
Our Board of Directors may from time to time, declare and pay cash dividends in accordance with our Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Board of Directors (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends" or "intermediary dividends").
On April 1, 2015, we announced our new dividend policy. For future dividends, we intend to distribute at least 80% of our annual net consolidated profit in two instalments: first as an interim dividend, then as a balance payment corresponding to the final dividend. The interim dividend payout ratio, which may typically be more conservative than the yearly payout of at least 80% of net consolidated profit, is expected to be announced together with our half year results and to be paid in September. The final dividend will be proposed by our Board of Directors (and is subject to approval by our shareholders). We expect to announce the final dividend in the month of March, together with our group full year results and to pay the dividend after the approval of our shareholders at the annual shareholders meeting which takes place the second Thursday of the month of May and will be paid within the month of May.
Our Board of Directors has not declared or paid a dividend since 2010, but, at our annual shareholders' meeting to be held on May 13, 2015, the Board of Directors will propose to distribute a gross dividend in the amount of $0.25 per share to all shareholders.

Pursuant to the dividend policy set out above, our Board of Directors will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We cannot assure you that we will pay any dividends in the future or of the amount of such dividends.
In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be as a result of the dividend a default or a breach of a loan covenant. Please see "Item 5. Operating and Financial Review and Prospects" for more information relating to restrictions on our ability to pay dividends under the terms of the agreements governing our indebtedness. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.

Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.
As of December 31, 2014, our issued (and fully paid up) share capital was $142,440,546.45 which was represented by 131,050,666 ordinary shares, and our Board of Directors is authorized to increase share capital in one or several times by a total maximum of $73,000,000 for a period of five years. Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any future equity offering.
We are incorporated in Belgium, which provides for different and in some cases more limited shareholder rights than the laws of jurisdictions in the United States.
We are a Belgian company and our corporate affairs are governed by Belgian corporate law. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, the dividend payment dates and the rights of shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the United States.
For example, there are no statutory dissenters' rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company's behalf, are more limited than in the United States.
Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts.
Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:
•	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;
•	the judgment did not violate the rights of the defendant;

•	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;
•	the judgment is not subject to further recourse under U.S. law;
•	the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;
•	a claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
•	the Belgian courts did not have exclusive jurisdiction to rule on the matter;
•	the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and
•	the judgment submitted to the Belgian court is authentic.
ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
Euronav NV was incorporated under the laws of Belgium on June 26, 2003, and we grew out of the combination of certain tanker businesses carried out by three companies that had a strong presence in the shipping industry: Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic Shipping Enterprises Ltd., or Ceres Hellenic, formed in 1950. Our predecessor started doing business under the name "Euronav" in 1989.
Our principal shareholders are Peter Livanos, individually or through entities controlled by the Livanos family, including our corporate director TankLog Holdings Limited, or TankLog, and Marc Saverys, individually or through Saverco NV, or Saverco, an entity controlled by him. Both the Livanos and the Saverys families have had a continuous presence in the shipping industry since the early nineteenth century. The Livanos family has owned and operated Ceres Hellenic since its formation in 1950, and the Saverys family owned a shipyard which was founded in 1829, owned and operated various shipowning companies since the 1960s, and acquired CMB in 1991.
Our ordinary shares have traded on Euronext Brussels since December 2004.  In January 2015, we completed our underwritten initial public offering in the United States of 18,699,000 ordinary shares at $12.25 per share, and our ordinary shares commenced trading on the New York Stock Exchange, or NYSE. In March 2015, we completed our offer to exchange unregistered ordinary shares that were previously issued in Belgium (other than ordinary shares owned by our affiliates) for ordinary shares that were registered under the Securities Act of 1933, as amended, or the U.S. Exchange Offer, in which an aggregate of 42,919,647 ordinary shares were validly tendered and exchanged.  Our ordinary shares currently trade on the NYSE and Euronext Brussels under the symbol "EURN."
B.	Business Overview
We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of April 15, 2015, we owned and operated a modern fleet of 53 vessels (including two chartered-in vessels) with an aggregate carrying capacity of approximately 13.3 million deadweight tons, or dwt, consisting of 27 very large crude carriers, or VLCCs, one ultra large crude carrier, or ULCC, 23 Suezmax vessels, and two floating, storage and offloading vessels, or FSOs.
In January 2014, we agreed to acquire 15 modern VLCCs with an average age at the time of acquisition of approximately 4.1 years from Maersk Tankers Singapore Pte Ltd., or Maersk Tankers, which we refer to as the "Maersk Acquisition Vessels," for a total purchase price of $980.0 million payable as the vessels were delivered to us charter-free. This acquisition was fully financed through a combination of new equity and debt issuances and borrowings under our $500.0 million Senior Secured Credit Facility. During the period from February 2014 through October 2014, we took delivery of all of the Maersk Acquisition Vessels.

In addition, in July 2014, we agreed to acquire four additional modern VLCCs from Maersk Tankers for an aggregate purchase price of $342.0 million, which we refer to as the "VLCC Acquisition Vessels". The purchase price of the VLCC Acquisition Vessels were financed using the net proceeds of $121.1 million that we received in an underwritten private offering of 10,556,808 of our ordinary shares in Belgium in July 2014, available cash on hand, and borrowings under our $340.0 million Senior Secured Credit Facility. During the period from December 2014 through April 2015, we took delivery of all of the VLCC Acquisition Vessels.
The weighted average age of our fleet as of April 15, 2015 was approximately 7.6 years, as compared to an industry average age of approximately 9 years for both the VLCC fleet and the Suezmax fleet.
We currently charter our vessels, non-exclusively, to leading international energy companies, such as Maersk Oil, Total and Valero, although there is no guarantee that these companies will continue their relationships with us. We pursue a chartering strategy that seeks an optimal mix of employment of our vessels depending on the fluctuations of freight rates in the market and our own judgment as to the direction of those rates in the future. Our vessels are therefore routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component. We principally employ our VLCCs through the TI Pool, a spot market-oriented pool in which we were a founding member in 2000. As of April 15, 2015, 14 of our vessels were employed directly in the spot market, 25 of our vessels were employed in the TI Pool, 12 of our vessels were employed on long-term charters, of which the average remaining duration is 11.0 months, including 11 with profit sharing components, and our two FSOs were employed on long-term service contracts. While we believe that our chartering strategy allows us to capitalize on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates decline. At times when the freight market may become more challenging, we will try to timely shift our exposure to more time charter contracts and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness. We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the past several years.

Our Fleet
The following table sets forth summary information regarding our fleet as of April 15, 2015:
Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard(1)	Charterer	Employment	Charter Expiry Date(2)
Owned Vessels
TI Europe	ULCC	441,561	2002	Daewoo	Unipec	Time Charter	September 2015
Sandra	VLCC	323,527	2011	STX	Total	Time Charter(3)	January 2016
Sara	VLCC	323,183	2011	STX	Total	Time Charter(3)	October 2015
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
TI Topaz	VLCC	319,430	2002	Hyundai		TI Pool	N/A
TI Hellas	VLCC	319,254	2005	Hyundai		TI Pool	N/A
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Simone	VLCC	314,000	2012	STX		TI Pool	N/A
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Nucleus	VLCC	307,284	2007	Dalian		TI Pool	N/A
Nautilus	VLCC	307,284	2006	Dalian		TI Pool	N/A
Navarin	VLCC	307,284	2007	Dalian		TI Pool	N/A
Nautic	VLCC	307,284	2008	Dalian		TI Pool	N/A
Newton	VLCC	307,284	2009	Dalian		TI Pool	N/A
Nectar	VLCC	307,284	2008	Dalian		TI Pool	N/A
Neptun	VLCC	307,284	2007	Dalian		TI Pool	N/A
Noble	VLCC	307,284	2008	Dalian		TI Pool	N/A
Flandre	VLCC	305,688	2004	Daewoo		TI Pool	N/A
V.K. Eddie(4)	VLCC	305,261	2005	Daewoo		TI Pool	N/A
Hojo	VLCC	302,965	2013	Ariake		TI Pool	N/A
Hakone	VLCC	302,624	2010	Ariake		TI Pool	N/A
Hirado	VLCC	302,550	2011	Ariake		TI Pool	N/A
Hakata	VLCC	302,550	2010	Ariake		TI Pool	N/A
Famenne	VLCC	298,412	2001	Hitachi		TI Pool	N/A
Artois	VLCC	298,330	2001	Hitachi		TI Pool	N/A
Cap Diamant	Suezmax	160,044	2001	Hyundai		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung	Valero	Time Charter(3)	June 2018
Cap Leon	Suezmax	159,049	2003	Samsung	Valero	Time Charter(3)	April 2018
Cap Philippe	Suezmax	158,920	2006	Samsung	Valero	Time Charter(3)	May 2015
Cap Guillaume	Suezmax	158,889	2006	Samsung	Valero	Time Charter(3)	April 2015
Cap Charles	Suezmax	158,881	2006	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Theodora	Suezmax	158,819	2008	Samsung	Valero	Time Charter(3)	June 2015
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung	Repsol	Time Charter(3)	November 2017
Eugenie(4)	Suezmax	157,672	2010	Samsung		Spot	N/A
Felicity	Suezmax	157,667	2009	Samsung		Spot	N/A
Capt. Michael(4)	Suezmax	157,648	2012	Samsung		Spot	N/A
Devon(4)	Suezmax	157,642	2011	Samsung		Spot	N/A
Maria(4)	Suezmax	157,523	2012	Samsung		Spot	N/A
Finesse	Suezmax	149,994	2003	Universal		Spot	N/A
Filikon	Suezmax	149,989	2002	Universal		Spot	N/A
Cap Georges	Suezmax	146,652	1998	Samsung	Valero	Time Charter(3)	May 2015
Cap Laurent	Suezmax	146,645	1998	Samsung		Spot	N/A
Cap Romuald	Suezmax	146,640	1998	Samsung	Valero	Time Charter(3)	May 2015
Cap Jean	Suezmax	146,627	1998	Samsung	Valero	Time Charter(3)	May 2015
Total DWT—Owned Vessels		11,916,499

							Chartered-In Expiry Date
Chartered-In Vessels
KHK Vision	VLCC	305,749	2007	Daewoo		TI Pool	October 2016
Suez Hans	Suezmax	158,574	2011	Hyundai		Spot	September 2015
Total DWT Chartered-In Vessels		464,323

							Service Contract Expiry Date
FSO Vessels
FSO Africa(4)	FSO	442,000	2002	Daewoo	Maersk Oil	Service Contract	September 2017
FSO Asia(4)	FSO	442,000	2002	Daewoo	Maersk Oil	Service Contract	July 2017

______________________________

(1)	As used in this annual report, "Samsung" refers to Samsung Heavy Industries Co., Ltd, "Hyundai" refers to Hyundai Heavy Industries Co., Ltd., "Universal" refers to Universal Shipbuilding Corporation, "Hitachi refers to Hitachi Zosen Corporation, "Daewoo" refers to Daewoo Shipbuilding and Marine Engineering S.A., "Ariake" refers to Japan Marine United Corp., Ariake Shipyard, Japan, "Dalian" refers to Dalian Shipbuilding Industry Co. Ltd., and "STX" refers to STX Offshore and Shipbuilding Co. Ltd.
(2)	Assumes no exercise by the charterer of any option to extend (if applicable).
(3)	Profit sharing component under time charter contracts.
(4)	Vessels in which we hold a 50% ownership interest.

Employment of Our Fleet
Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2015, our fleet is currently expected to have approximately 17,801 available days   for hire, of which, as of April 15, 2015, 85% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 12% are expected to be available to be employed on fixed time charters with a profit sharing element and 3% are expected to be available to be employed on fixed time charters without a profit sharing element.
Spot Market
A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of April 15, 2015, we employed 14 of our vessels directly in the spot market.
A majority of our Suezmaxes operating in the spot market participate in an internal Revenue Sharing Agreement, or RSA, together with the four Suezmaxes that we jointly own with JM Maritime as well as Suezmaxes owned by third-parties. Under the RSA, each vessel owner is responsible for its own costs, including voyage-related expenses, but will share in the net revenues, after the deduction of voyage-related expenses, retroactively on a semi-annual basis. Calculation of allocations and contributions under the RSA are based on a pool points system and are paid after the deduction of the pool fee to Euronav, as pool manager, from the gross pool income. We believe this arrangement results in an increased market presence and allows us to benefit from additional market information which in turn is beneficial to our performance in the spot market.
Tankers International Pool
We principally employ and commercially manage our VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow us and other TI Pool participants, consisting of third-party owners and operators of similarly sized vessels, to gain economies of scale, obtain increased cargo flow of information, logistical efficiency and greater vessel utilization. As of April 15, 2015, the TI Pool was comprised of 38 vessels, including 25 of our VLCCs.
By pooling our VLCCs with those of other shipowners, we are able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for our vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. For example, in 2014, TI Pool membership costs were approximately $600 per vessel per day (with each vessel receiving its proportional share of pool membership expenses), while other similarly sized pools charged up to $1,300 per vessel per day (based on 1.25% of gross rates plus $300 per day).

Tankers International LLC, or Tankers International, of which we own 40% of the outstanding interests, is the manager of the pool and is also responsible for the commercial management of the pool participants, including negotiating and entering into vessel employment agreements on behalf of the pool participants. Technical management of the pooled vessels is performed by each shipowner, who bears the operating costs for its vessels.
On October 1, 2014, Tankers International and Frontline Management (Bermuda) Ltd., or Frontline, a company not affiliated with us, together formed VLCC Chartering Ltd., a new chartering joint venture that has access to the combined fleets of Frontline and the TI Pool, including our vessels that are operating in the TI Pool. VLCC Chartering Ltd. commenced operations on October 6, 2014.  Tankers International and Frontline each own 50% of VLCC Chartering Ltd. We believe that VLCC Chartering Ltd. will increase our fleet earnings potential while creating greater options for cargo end-users.
Time Charters
Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help us mitigate, in part, our exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, we may when the cycle matures or otherwise opportunistically employ more of our vessels under time charter contracts as the available rates for time charters improve. We may also enter into time charter contracts with profit sharing arrangements, which we believe will enable us to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of April 15, 2015, we employed 12 of our vessels on fixed-rate time charters with an average remaining duration of 11.0 months, including 11 with profit sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.
FSOs and Offshore Service Contracts
We currently deploy our two FSOs as floating storage units under service contracts with Maersk Oil, in the offshore services sector. As our tanker vessels age, we may seek to extend their useful lives by employing such vessels on long-term offshore projects at rates higher than may otherwise be achieved in the time charter market, or sell such vessels to third-party owners in the offshore conversion market at a premium.
Technical and Commercial Management of our Vessels
Our vessels are technically managed in-house through our wholly-owned subsidiaries, Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd. Our in-house technical management services include providing technical expertise necessary for all vessel operations, supervising the maintenance, upkeep and general efficiency of vessels, arranging and supervising newbuilding construction, drydocking, repairs and alterations, and developing, implementing, certifying and maintaining a safety management system.
Our VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, after deducting voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2014, we paid an aggregate of $4.7 million for the commercial management of our vessels operating in the TI Pool.

Our Suezmax vessels trading in the spot market are commercially managed by Euronav (UK) Agencies Ltd., our London commercial department. Commercial management services include securing employment for our vessels.
Our time chartered vessels, both VLCCs and Suezmax vessels, are managed by our operations department based in Antwerp.
Implications of Being an Emerging Growth Company
While we were incorporated in 2003, we had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:
•	the ability to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering; and
•	exemption from the auditor attestation requirement of management's assessment of the effectiveness of the emerging growth company's internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act.
We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a public float of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period prior to such date. We may choose to take advantage of some, but not all, of these reduced reporting requirements. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards.
Principal Executive Offices
Our principal executive headquarters are located at De Gerlachekaai 20, 2000 Antwerpen, Belgium. Our telephone number at that address is 011-32-3-247-4411. We also have offices located in the United Kingdom, France, Greece and Hong Kong. Our website is www.euronav.com.
Competition
The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. We compete with other tanker owners, including major oil companies as well as independent tanker companies. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. We currently operate our all of our vessels in the spot market, either directly or through the TI Pool, or on time charter. For our vessels that operate in the TI Pool, Tankers International, the pool manager, is responsible for their commercial management, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions.

Seasonality
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as many of our vessels trade in the spot market. Seasonal variations in tanker demand will affect any spot market related rates that we may receive.
Environmental and Other Regulations
Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.
A variety of governmental, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.
We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, or the IMO, is a specialized agency of the United Nations responsible for setting global standards for the safety, security and environmental performance of vessels engaged in international shipping. The IMO primary objective is to create a regulatory framework for the shipping industry that is fair and effective, and universally adopted and implemented. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to the prevention of pollution by oil; Annexes II and III relate to the prevention of pollution by noxious liquid substances carried in bulk and harmful substances carried by sea in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air pollution by ship emissions, including greenhouse gases.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited and the emission of Volatile Organic Compounds is controlled. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).
The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap to 3.50%, which became effective on January 1, 2012, and will be progressively reduced to 0.50%, which will become effective globally as of January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the EPA promulgated equivalent emissions standards in late 2009.
Sulfur content standards are even stricter within certain Emission Control Areas (or ECAs). As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (reduced from 1.50%), with a further reduction to 0.10% as of January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs, and the Baltic Sea, the North Sea, certain coastal areas of North America, and the United States Caribbean Sea are all within designated ECAs where the 0.10% fuel sulfur content applies. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional losses. Effective September 1, 2015, amendments to Annex VI will impose stricter nitrogen oxide standards on marine diesel engines installed on ships built on or after January 1, 2016 which operate in North American and U.S. Caribbean ECAs. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As of January 1, 2013, Amended Annex VI made mandatory certain measures relating to energy efficiency for ships. All new ships must comply with the limits of the Energy Efficiency Design Index (EEDI), and all ships must develop and implement Ship Energy Efficiency Management Plans (SEEMPs).
If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. As of the date of this annual report, we are in compliance with applicable requirements under Annex VI, as amended.
Safety Management System Requirements
The IMO also adopted SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 amendments to SOLAS that relate to the safe manning of vessels entered into force on January 1, 2014. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life, personal injury, and property claims against shipowners.
Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS to provide an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.
Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.
Pollution Control and Liability Requirements
IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions and limitations. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC also covers bunker oil pollution by tankers but only when loaded or when cargo residues remain on board. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to the vessel's limitation fund for a single incident. Our protection and indemnity insurance covers the liability under the plan adopted by the IMO subject to the rules and conditions of entry.
The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention of 2001, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to tankers, this Convention is only applicable to vessels without cargo or residues thereof on board.
With respect to non-ratifying states, liability for spills or releases of oil carried as cargo or fuel in ships' bunker tanks typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Our protection and indemnity insurance covers the liability for pollution as established by a competent court, subject to the rules and conditions of entry.
In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard (in relation to the gross tonnage requirement) for it to take force. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
U.S. Regulations
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (including certain forms of oil) whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:
•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, effective October 22, 2012, the U.S. Bureau of Safety and Environment Enforcement (BSEE) implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. For example, on February 24, 2014, the U.S. Bureau of Ocean Energy Management (BOEM) proposed a rule increasing the limits of liability of damages for offshore facilities under the OPA based on inflation. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.
CERCLA, which applies to owners and operators of vessels, contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third-party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard's for each of our vessels as required to have one.
Through our P&I Club membership with Gard, West of England and Brittania, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.
The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, the EPA re-issued the VGP for another five years, which took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. As of the date of this annual report, we have obtained coverage under, and are in compliance with the 2013 VGP.
U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel but has not yet approved the technology for vessels to meet these standards. Compliance with these regulations could have an adverse impact on the commercial operation of the vessels.

The U.S. Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships adopted by the Marine Environment Protection Committee, or MEPC, entered into force. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMPs), and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (EEDI). These requirements could cause us to incur additional compliance costs. The IMO is also considering market-based mechanisms to reduce greenhouse gas emissions from ships, and the European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of the MARPOL concerning marine diesel engines, their emissions and the sulfur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.
International Labour Organization
The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013. Following the ratification of MLC 2006 we have developed certain new procedures to ensure full compliance with its requirements.

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).
Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code IMDG Code).
To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:
•	onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
•	onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
•	a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
•	compliance with flag state security certification requirements.
Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.
The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.
Inspection by Classification Societies
Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class,'' signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and will certify that such vessel complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:
•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.
•	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after Special Periodical Survey No. 1 and subsequent Special Periodical Surveys. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the No.3 Special Periodical Survey the following Intermediate Surveys are of the same scope as the previous Special Periodical Survey.
•	Special Periodical Surveys (or Class Renewal Surveys). Class renewal surveys, also known as Special Periodical Surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous Special Periodical Survey. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A Special Periodical Survey may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.
As mentioned above for vessels that are more than 15 years old, the Intermediate Survey may also have a considerable financial impact.
At an owner's application, the surveys required for class renewal (for tankers only the ones in relation to machinery and automation) may be split according to an agreed schedule to extend over the entire five year period. This process is referred to as continuous survey system. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
Most vessels are subject also to a minimum of two examinations of the outside of a vessel's bottom and related items during each five-year special survey period. Examinations of the outside of a vessel's bottom and related items is normally to be carried out with the vessel in drydock but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered. One such examination is to be carried out in conjunction with the Special Periodical Survey and in this case the vessel must be in drydock. For vessels older than 15 years (after the 3rd Special Periodical Survey) the bottom survey must always be in the drydock. In all cases, the interval between any two such examinations is not to exceed 36 months.
In general during the above surveys if any defects are found, the classification surveyor will require immediate repairs or issue a ''recommendation'' which must be rectified by the shipowner within prescribed time limits.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies (IACS). All our vessels are certified as being "in-class" by American Bureau of Shipping, Lloyds Register or Bureau Veritas who are all members of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.
In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
Marine and War Risks Insurance
We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss. As of the date of this annual report, nil deductible applies under the war risks insurance.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our contractual and third-party liabilities in connection with our shipping activities in accordance with the Rules of the P&I Association. This covers third-party liability and other related expenses including but not limited to those resulting from injury or death of crew, passengers and other third-parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and mandatory wreck removal (not including towage costs, which is covered by marine or war risk insurance). Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or "clubs."
As a member of a P&I Club that is a member of the International Group of P&I Clubs, or the International Group, we carry protection and indemnity insurance coverage capped at $1 billion for oil pollution claims and at $3.0 billion for other claims per vessel per incident. The P&I Clubs that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities in excess of their own retention (presently $9.0 million). Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. We are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C.            Organizational Structure
We were incorporated under the laws of Belgium on June 26, 2003. We own our vessels either directly at the parent level, indirectly through our wholly-owned vessel owning subsidiaries, or jointly through our 50%-owned subsidiaries. We conduct our vessel operations through our wholly-owned subsidiaries Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd., and also through the TI Pool. Our subsidiaries are incorporated under the laws of Belgium, France, United Kingdom, Liberia, Luxembourg, Cyprus, Hong Kong and the Marshall Islands. Our vessels are flagged in Belgium, the Marshall Islands, France, Panama and Greece.
Please see Exhibit 8.1 to this annual report for a list of our subsidiaries.
D.	Property, Plants and Equipment
For a description of our fleet, please see "Item 4. Information on the Company—B. Business Overview—Our Fleet."
We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place for such use as of January 1, 2015:
•	Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $207,215 with approximately 39 employees at this location;
•	Greece, located at 69 Akti Miaouli, Piraeus, Greece 185 37, for a yearly rent of $218,319 with approximately 73 employees at this location;
•	France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a total yearly rent of $32,777 with approximately seven employees at this location;
•	United Kingdom, London, located at Moreau House, 3rd Floor, 116 Brompton Road, London SW3 1JJ for a yearly rent of $333,986 (our former London office) through January 2018, which we expect to sublease to a third party for the remaining term; and
•	United Kingdom, London, located at 81-99 Kings Road, Chelsea, London SW3 4PA, 1-3 floor, for a yearly rent of $1,127,511, with approximately nine employees at this location. We sublease part of this office space to certain unrelated parties and certain related parties, and received a total yearly rent in 2015 of $841,348 (our new London office).
Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for further information on leases we have entered into with related parties.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following management's discussion and analysis of the results of our operations and financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in "Item 3. Key Information—D. Risk Factors" and elsewhere in this report.
Factors Affecting Our Results of Operations
The principal factors which have affected our results of operations and are expected to affect our future results of operations and financial position include:
•	The spot rate and time charter market for VLCC and Suezmax tankers;

•	The number of vessels in our fleet;
•	Utilization rates on our vessels, including actual revenue days versus non-revenue ballast days;
•	Our ability to maintain and grow our customer relationships;
•	Economic regulatory, political and government conditions that affect the tanker shipping industry;
•	The earnings on our vessels;
•	Gains and losses from the sale of assets and amortization of deferred gains;
•	Vessel operating expenses, including in some cases, the fluctuating price of fuel expenses when our vessels operate in the spot or voyage market;
•	Impairment losses on vessels;
•	Administrative expenses;
•	Acts of piracy or terrorism;
•	Depreciation;
•	Drydocking and special survey days, both expected and unexpected;
•	Our overall debt level and the interest expense and principal amortization; and
•	Equity gains (losses) of unconsolidated subsidiaries and associated companies.
Lack of Historical Operating Data for Vessels Before Their Acquisition
Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial and/or operational due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. In the case of the Maersk Acquisition Vessels, we acquired those vessels charter-free under industry standard agreements. When we acquire a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:
•	obtain the charterer's consent to us as the new owner;
•	obtain the charterer's consent to a new technical manager;
•	in some cases, obtain the charterer's consent to a new flag for the vessel;
•	arrange for a new crew for the vessel;
•	replace most if not all hired equipment on board, such as computers and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.
Critical Accounting Policies
Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make estimates in the application of accounting policies based on the best assumptions, judgments and opinions of management.
The following is a discussion of our accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our material accounting policies, please see Note 1—Summary of Significant Accounting Policies to our consolidated financial statements included herein.
Revenue Recognition
We generate a large part of our revenue from voyage charters, including vessels in pools that predominantly perform voyage charters. Within the shipping industry, there are two methods used to account for voyage charter revenue: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues in the shipping industry and the method we use. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge- to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. We do not begin recognizing voyage revenue until a charter has been agreed to by both us and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage, because it is only at this time the charter rate is determinable for the specified load and discharge ports and collectability is reasonably assured.

Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. The board will, however, analyze each contract before deciding on its accounting treatment between operating lease and finance lease. We do not recognize time charter revenues during periods that vessels are off-hire.
For our vessels operating in the TI Pool, revenues and voyage expenses are pooled and allocated to the pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula. The formulas in the pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants' vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. The selection of charterers, negotiation of rates and collection of related receivables and the payment of voyage expenses are the responsibility of the pool. The pool may enter into contracts that earn either voyage charter revenue or time charter revenue. The pool follows the same revenue recognition principles, as applied by us, in determining shipping revenues and voyage expenses, including recognizing revenue only after a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.
Vessel Useful Lives and Residual Values
The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 25 years are used. Newbuildings are depreciated from delivery from the construction yard. Purchased vessels and FSOs converted later into an FSO are depreciated over their respective remaining useful lives as from the delivery of the construction yard to its first owner.
As of December 31, 2014, all of our owned vessels were of double hull construction. If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.
We estimate that our vessels will not have any residual value at the end of their useful lives. Even though the scrap value of a vessel could be worth something, it is difficult to estimate taking into consideration the cyclicality of the nature of future demand for scrap steel and is likely to remain volatile and unpredictable. The costs of scrapping and disposing of a vessel with due respect for the environment and the safety of the workers in such specialized yards is equally challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. For example, certain organizations have suggested that the industry adopt The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Convention. While this Convention has not been accepted yet by the flag states of the flags we use, we believe that this Convention or a similar convention may be adopted in the future. In the event that more stringent requirements are imposed upon tanker owners, including those seeking to sell their vessels to a party that intends to recycle the vessels after they have been purchased, or a Recycling Purchaser, such requirements could negatively impact the sales prices obtainable from the Recycling Purchasers or require companies, including us, to incur additional costs in order to sell their vessels to recycling purchasers or to other foreign buyers intending to use such vessels for further trading. Therefore, we take the view that by the time our assets reach the end of their useful lives, their scrap values are likely to be the same as their disposal costs.
Vessel Impairment
The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. The carrying amounts of our vessels are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount
The recoverable amount of an asset or cash generating unit is the greater of its fair value less its cost to sell and value in use. In assessing value in use, the estimated future cash flows, which are based on current market conditions, historical trends as well as future expectations, are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or cash generating unit.
The carrying values of our vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical.
In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration estimated daily time charter equivalent rates for each vessel type over the estimated remaining lives. The estimated daily time charter equivalent rates are based on the trailing 10-year historical average rates, based on quarterly average rates published by a third-party maritime research service. Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable as historically it is the most appropriate reflection of a typical shipping cycle. When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates an impairment in a total amount of $952.0 million for the tanker fleet, and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates an impairment in a total amount of $103.7 million for the tanker fleet.
Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with our depreciation policy.
The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels, future assessments of vessel impairment would be adversely affected.
Our Fleet—Vessel Carrying Values
During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that for the years ended December 31, 2014 and 2013, no impairment was required.

The following table presents information with respect to the carrying amount of the Company's vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2014 and December 31, 2013. The carrying value of each of the Company's vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company's estimates of market values for its vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. The Company's estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment." The Company believes that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values. For the vessel that we have designated as held for sale at December 31, 2014 and December 31, 2013, we used the agreed upon selling price of these vessels if an agreement has been reached to sell these vessels and our estimate of basic market value if an agreement has not been reached as of the date of this annual report.
Vessel Type	Number of Vessels December 31, 2014	Number of Vessels December 31, 2013	Carrying Value at December 31, 2014	Carrying Value at December 31, 2013
VLCC (includes ULCC)(1)	24	9	$1,531,707	$631,893
Suezmax(2)	18	18	$726,627	$802,906
Vessels held for sale	1	1	$89,000	$21,510
Total	43	28	$2,347,334	$1,456,309
(1)	As of December 31, 2014, three of our VLCC owned vessels had carrying values which exceeded their aggregate market values. These vessels had an aggregate carrying value of $270.4 million, which exceeded their aggregate market value by approximately $78.9 million.

(2)	As of December 31, 2014, nine of our Suezmax owned vessels had carrying values which exceeded their aggregate market values. These vessels had an aggregate carrying value of $452.5 million, which exceeded their aggregate market value by approximately $35.0 million.

The table above only takes into account the fleet that is 100% owned by the Company and therefore does not take into account the vessels that are owned in joint ventures or the FSOs as they are accounted for using the equity method.
Vessels held for sale
Vessels whose carrying values are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. This is the case when the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such vessels and its sale is highly probable, i.e., when it is significantly more likely than merely probable.
Immediately before classification as held for sale, the vessels are remeasured in accordance with our accounting policies. Thereafter the vessels are measured at the lower of their carrying amount and fair value less cost to sell.
Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.
Vessels classified as held for sale are no longer depreciated.
As of December 31, 2014, we had one VLCC (Antarctica) as a non-current asset held for sale. As of December 31, 2013, we had one VLCC (Luxembourg) as a non-current asset held for sale.
Drydocking-Component approach

Within the shipping industry, there are two methods that are used to account for drydockings: (1) capitalize drydocking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled drydocking (typically over 5 years), and (2) expense drydocking costs as incurred. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in drydock. After each drydock, all the components installed (as replacements or as additional components) during the drydock are classified in two categories (according to their estimated lifetime and their respective cost). When the useful life is higher than 1 year, the component is amortized if their cost is higher than the established threshold. The components will then be amortized over their estimated lifetime (3-5 years). The thresholds are reviewed by the board on an annual basis.
Fleet Development
The following table summarizes the development of our fleet as of the dates presented below*:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
VLCCs
At start of period	12.2	12.2	13.9	17.2
Acquisitions	17.0	0.0	1.0	0.0
Dispositions	-2.5	0.0	-1.0	-1.0
Chartered-in	0.8	0.0	-1.7	-2.3
At end of period	27.5	12.2	12.2	13.9
Newbuildings on order	0.0	0.0	0.0	1.0
Suezmax
At start of period	21.0	20.0	19.0	18.5
Acquisitions	0.0	0.0	1.0	0.5
Dispositions	0.0	0.0	0.0	0.0
Chartered-in	0.0	1.0	0.0	0.0
At end of period	21.0	21.0	20.0	19.0
Newbuildings on order	0.0	0.0	1.0	2.0
FSO
At start of period	1.0	1.0	1.0	1.0
Acquisitions	0.0	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0	0.0
Chartered-in	0.0	0.0	0.0	0.0
At end of period	1.0	1.0	1.0	1.0
Newbuildings on order	0.0	0.0	0.0	0.0
Total fleet
At start of period	34.2	33.2	33.9	36.7
Acquisitions	17.0	0.0	2.0	0.5
Dispositions	-2.5	0.0	-1.0	-1.0
Chartered-in	0.8	1.0	-1.7	-2.3
At end of period	49.5	34.2	33.2	33.9
Newbuildings on order	0.0	0.0	1.0	3.0

*	This table includes vessels we own through joint venture entities, which we recognize in our income statement using the equity method, at our respective share of economic interest. This table does not include vessels acquired, but not yet delivered, from Maersk Tankers.

Vessel Acquisitions and Charter-in Agreements
On January 5, 2011, we took delivery of the Suezmax Devon, which we own through one of our 50%-owned joint ventures with JM Maritime. Upon its delivery to us, we employed the Devon directly in the spot market.
In January 2012, we took delivery of the newbuilding Suezmax vessels Maria and Capt. Michael, which we own through one of our 50%-owned joint ventures, which we employed directly in the spot market upon their delivery to us.

In February 2012, we took delivery of the newbuilding VLCC Alsace, which commenced trading in the TI Pool upon its delivery to us.

On March 16, 2012, we acquired for no consideration a 50% participation in the co-chartered-in vessel KHK Vision from OSG.
On February 5, 2014, we agreed to charter-in the VLCC Maersk Hojo from Maersk Tankers A/S for a period of 12 months, with the option to extend the charter for an additional 12 months. The time charter commenced on March 24, 2014 upon delivery of the vessel to us.
On February 5, 2014, we agreed to charter-in the VLCC Maersk Hirado from Maersk Tankers A/S for a period of 12 months, with the option to extend the charter for an additional 12 months.
During the period from February 2014 through October 2014, we took delivery of all of the Maersk Acquisition Vessels from Maersk Tankers, Nautilus, Nucleus, Navarin, Newton, Sara, Ilma, Nautic, Ingrid, Noble, Nectar, Simone, Neptun, Sonia, Iris and Sandra.
On July 7, 2014, we agreed to acquire an additional four modern VLCCs, charter-free, from Maersk Tankers for an aggregate purchase price of $342.0 million. Two of the vessels, the Hojo and Hakone, were delivered to us during December 2014. The third vessel, Hirado, was delivered to us on February 26, 2015 and the fourth and last vessel, Hakata, was delivered to us on April 9, 2015.
On September 15, 2014, the Suezmax Suez Hans was delivered to us under a 12 month time charter-in contract.
On October 1, 2014, the time charter (time charter-in) relating to the VLCC KHK Vision was extended for 24 months, until October 2016, in direct continuation of the existing contract.
Vessel Sales and Redeliveries
On March 3, 2011, we delivered the VLCC Pacific Lagoon, which was sold to an unrelated third-party for an aggregate of $52.0 million in 2010.
On March 12, 2011 and August 22, 2011, we redelivered the chartered-in the VLCC Hawtah and VLCC Watban to their respective owners.
In May 2011, we took redelivery of the VLCC Irene SL, which was employed in the TI Pool, in which we held a 25% economic interest in the chartered-in contract.
In September 2012, we redelivered the VLCC Ardenne Venture, which we own through one of our 50%-owned joint ventures, upon the expiration of its time charter-in period.
In October 2012, we sold the VLCC Algarve for $35.8 million, resulting in a capital gain of $7.3 million.
In November 2012, we terminated early the time chartered-in contract for VLCC TI Guardian, which was scheduled to expire in October 2013. The TI Guardian was the oldest vessel in our fleet at that time and was booked as a finance lease.
In March 2013, we sold the newbuilding Suezmax Cap Isabella to Belle Shipholdings Ltd., a related party, pursuant to a sale and leaseback agreement for a net selling price of $52.9 million, which was used to pay the final shipyard installment due at delivery of $55.2 million. The stock of Belle Shipholdings Ltd. is held for the benefit of immediate family members of Peter Livanos, the representative of our corporate director, TankLog.

In November 2013, we sold the VLCC Ardenne Venture, which we owned through one of our 50% owned joint ventures, for $41.7 million, resulting in a capital gain of $2.2 million. The vessel was delivered to the new owner on January 2, 2014.

On January 7, 2014, we sold the VLCC Luxembourg, for $28.0 million to an unrelated third-party, resulting in a capital gain of $6.4 million, which was recognized upon delivery of the vessel on May 28, 2014.

On April 6, 2014, we redelivered the VLCC Island Splendor (20% participation), which was co-chartered-in with Tankers International, to its owner at the end of the time charter-in period.

In April 2014, our counterparty exercised a purchase option to buy the Olympia and the Antarctica from us for an aggregate purchase price of $178.0 million, of which $20.0 million had been received in January 2011 as an option fee deductible from the purchase price. The sale resulted in a combined loss of $7.4 million which was recorded in the second quarter of 2014. The Olympia was delivered to its new owner on September 8, 2014 and the Antarctica was delivered to its new owner on January 15, 2015, earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of USD 2.2 million, which was recorded in the first quarter of 2015.

On July 31, 2014, Belle Shipholdings, a related party, sold the Cap Isabella. Our bareboat charter was subsequently terminated on October 8, 2014 upon delivery of the vessel to its new owner. We are entitled to receive a share of the profit resulting from the sale of this vessel by Belle Shipholdings of $4.3 million, which was recorded in the fourth quarter of 2014.
A.	Operating Results
Year ended December 31, 2014, compared to the year ended December 31, 2013
Total shipping revenues and voyage expenses and commissions.
The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2014 and 2013:
(US$ in thousands)	2014	2013	$ Change	% Change
Voyage charter and pool revenues	341,867	171,226	170,641	100%
Time charter revenues	132,118	133,396	(1,278)	(1)%
Other income	11,411	11,520	(109)	(1)%
Total shipping revenues	485,396	316,142	169,254	54%
Voyage expenses and commissions	(118,303)	(79,584)	(38,719)	49%

Voyage Charter and Pool Revenues.    Voyage charter revenues increased by 100%, or $170.6 million, to $341.9 million for the year ended December 31, 2014, compared to $171.2 million for the same period in 2012.
This increase was due to (i) an increase in the average TCE rates for VLCCs and Suezmax tankers from $25,785 and $19,284 in 2013, respectively, to $27,189 and $24,491 in 2014, respectively, and (ii) a significant increase of the total number of vessel operating days.
The total number of fleet operating days in 2014 increased by 32%, compared to the same period in 2013, mainly due to the expansion of the fleet following the acquisition and delivery of the Maersk Acquisition Vessels and the VLCC Acquisition Vessels, which, together, we refer to as the "Maersk Fleet".
The total contribution of the Maersk Fleet accounts for 26.4%, or $90.2 million, of the total voyage charter and pool revenues during the year ended  December 31, 2014.

Time Charter Revenues.    Time charter revenues decreased by 1%, or $1.3 million, to $132.1 million for the year ended December 31, 2014, compared to $133.4 million for the same period in 2013.
 This decrease is partly due to the sale of certain time charter-out vessels and partly due to change in employment type of certain of our vessels which have been contracted on time charter-out during the year ended December 31, 2014, compared to spot employment for the same period in 2013.
This decrease was partly offset by the market related profit share earned on certain of our time charter-out vessels due to more favorable market conditions.
Other Income.    Other income decreased by 1%, or $0.1 million, to $11.4 million for the year ended December 31, 2014, compared to $11.5 million for the same period in 2013.
Other income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage, such as e.g. insurance rebates received based on changes in our vessels' trading patterns.
Voyage Expenses and Commissions.    Voyage expenses and commissions increased by 49%, or $38.7 million, to $118.3 million for the year ended December 31, 2014, compared to $79.6 million for the same period in 2013. This increase was primarily due to additional port and bunker expenses, due to changes in our fleet trading pattern and an increase in the number of vessels operating in the spot market or through the Tankers International pool.
The total contribution of the Maersk Fleet amounts for 12.4%, or $14.6 million, of the total voyage expenses and commissions during the year ended December 31, 2014.
Net gain (loss) on lease terminations and net gain (loss) on the sale of assets. The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2014 and 2013:
(US$ in thousands)	2014	2013	$ Change	% Change
Net gain (loss) on lease terminations	0	0	0	0%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale)	5,706	(207)	5,913	(2,857)%

Net gain (loss) on lease terminations.    We did not terminate any leases during the years ended  December 31, 2014 and 2013.
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale).    Net (loss) increased by 2,857%, or $5.9 million, to a gain of $5.7 million for the year ended December 31, 2014, compared to a (loss) of  $(0.2) million for the same period in 2013.
The net gain on sale of assets of $5.7 million in 2014 represents the difference between a capital gain of $6.4 million recorded on the sale of the VLCC Luxembourg, a net loss of $0.2 million on the sale of the VLCC Olympia, an impairment loss of $4.9 million on the sale of the VLCC Antarctica and a net gain of $4.3 million, relating to the profit share on the sale of the Suezmax Cap Isabella.
During the year 2013, we recorded a loss of $0.2 million on the sale of the Cap Isabella in 2013.
Vessel Operating Expenses. The following table sets forth our vessel operating expenses for the years ended December 31, 2014 and 2013:
(US$ in thousands)	2014	2013	$ Change	% Change
Total VLCC operating expenses	65,630	38,591	27,039	70%
Total Suezmax operating expenses	58,459	67,320	(8,861)	(13)%
Total vessel operating expenses	124,089	105,911	18,178	17%

Total vessel operating expenses increased by 17%, or $18.2 million, to $124.1 million during the year ended December 31, 2014, compared to $105.9 million for the same period in 2013. This increase was primarily due to an increase in the number of vessels operated by us following the delivery of the Maersk Fleet.
VLCC operating expenses increased by 70%, or $27.0 million, during the year ended December 31, 2014, compared to the same period 2013. The increase is virtually entirely attributable to the additional vessels acquired under the Maersk transactions and the sale of two VLCC vessels during the year 2013. The contribution of the Maersk Fleet in the total VLCC operating expenses amounts to $33.4 million.
Suezmax operating expenses decreased by 13%, or $8.9 million, during the year ended December 31, 2014, compared to the same period 2013. The decrease is mainly due to the fact that three of our Suezmax vessels underwent a periodical technical inspection in drydock, compared to six Suezmax vessels in 2013.
Time charter-in expenses and bareboat charter-hire expenses.  The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2014 and 2013:
(US$ in thousands)	2014	2013	$ Change	% Change
Time charter-in expenses	32,080	18,029	14,051	78%
Bareboat charter-hire expenses	3,584	3,002	582	19%

Time charter-in expenses. Time charter-in expenses increased by 78%, or $14.1 million, to $32.1 million during the year ended December 31, 2014, compared to $18.0 million for the same period in 2013. The increase is primarily attributable to the net increase of the number of vessels on time-charter to us.
During the year ended December 31, 2014, the Company took delivery of 3 time chartered-in VLCCs, the Maersk Hojo on March 24, 2014, the Maersk Hirado on May 3, 2014, and the  Maersk Hakone on May 5, 2014 and one time charter-in Suezmax, the Suez Hans  on September 15, 2014, which resulted in a combined increase of time charter-in expense for the period of $18.5 million.
This increase was offset by the redelivery of the VLCC Island Splendor to her owners on May 18, 2014, resulting in a total decrease of $1.8 million for the full year 2014, compared to the same period in 2013.
On October 1, 2014, the time chartered-in VLCC KHK Vision was extended for a further 24 months at a reduced hire rate per day, resulting in a decrease of $0.9 million
During the year ended December 31, 2013, the company recorded an amount of $1.7 million relating to its contractual Suezmax vessel sharing agreement, compared to $0 for the same period in 2014.
Bareboat charter-hire expenses increased by 19%, or $0.6 million, to $3.6 million for the year ended December 31, 2014, compared to $3.0 million for the same period in 2013. The increase was entirely attributable to the bareboat contract for the Suezmax Cap Isabella, which ended on October 9, 2014.
General and administrative expenses. The following table sets forth our general and administrative expenses for the years ended December 31, 2014 and 2013:
(US$ in thousands)	2014	2013	$ Change	% Change
General and administrative expenses	40,565	27,166	13,399	49%

General and administrative expenses which include also, amongst others, directors' fees, office rental, consulting fees, audit fees and tonnage tax, increased by 49%, or $13.4 million, to $40.6 million for the year ended December 31, 2014, compared to $27.2 million for the same period in 2013.

This increase was primarily due to an increase in staff costs of $6.6 million, of which $3.8 million relating to equity-settled share based payments, and $2.8 million relating to an increase in wages and salaries, as a result of additional staff hired.
 Tonnage Tax recorded in the year ended December 31, 2014, increased by $0.8 million, compared to the same period in 2013.
Administrative expenses relating to Tankers International pool increased by $2.7 million due to the increased number of  our VLCCs operated in the Tankers International pool as a result of the acquisition of the Maersk Fleet.
The remaining general corporate overhead expenses, including professional fees, rent, travel, and information technology expenses, increased by $3.3 million during the year ended December 31, 2014, compared to the same period in 2013.
Depreciation and amortization expenses. The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2014 and 2013:
(US$ in thousands)	2014	2013	$ Change	% Change
Depreciation and amortization expenses	160,954	136,957	23,997	18%

Depreciation and amortization expenses increased by 18%, or $24.0 million, to $161.0 million for the year ended December 31, 2014, compared to $137.0 million for the same period in 2013.
This increase was partly attributable to (i) the sale of the VLCC Luxembourg on January 15, 2014, which was delivered to her new owners on May 28, 2014, resulting in a decrease of $4.3 million, and (ii) the sale of the VLCCs Olympia and Antarctica on April 15, 2014, resulting in a combined decrease of $8.9 million. The Olympia was delivered to its new owner on September 8, 2014 and the Antarctica was delivered to its new owner on January 15, 2015.
These decreases were more than offset by (i) the acquisition and delivery of 17 VLCCs in the Maersk Fleet in the course of 2014, resulting in an aggregate increase of $33.3 million, and (ii) an increase in depreciation of drydock of $3.9 million.
Finance Expenses. The following table sets forth our finance expenses for the years ended December 31, 2014 and 2013:
(US$ in thousands)	2014	2013	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	57,948	49,240	8,708	18%
Fair value adjustment on interest rate swaps	0	(154)	154	(100)%
Other financial charges	35,707	2,809	32,898	1,171%
Foreign exchange losses	2,315	2,742	(427)	(16)%
Finance expenses	95,970	54,637	41,333	76%

Finance expenses increased by 76%, or $41.3 million, to $96.0 million for the year ended December 31, 2014, compared to $54.6 million for the same period in 2013.
Interest expense on financial liabilities measured at amortized cost increased by 18%, or $8.7 million, during the year ended December 31, 2014, compared to the same period in 2013. This increase is primarily the result of an additional interest expense of $11.6 million related to our perpetual convertible preferred equity securities in 2014 and $1.4 million on bank loans.
This increase was partially offset by a decrease in interest rate swaps expenses related to our $300 million Senior Secured Credit Facility which matured at the beginning of April 2014, resulting in a decrease of $4.3 million for the period.
Other financial charges have increased by 1,171%, or $32.9 million, to $35.7 million for the year ended December 31, 2014, compared to $2.8 million for the same period in 2013.

On February 3, 2015, the Company announced that it will repay the $235.5 million bond, issued to partly finance the acquisition of 15 VLCCs announced on January 5, 2014. As the bond was issued below par and in accordance with IFRS, we amortized $31.9 million during the year ended December 31, 2014 and a further $4.1 million was amortized in the first quarter of 2015.
Foreign exchange losses decreased by 16%, or $0.4 million, due to favorable exchange rates between the EUR and the USD.
Share of results of equity accounted investees, net of income tax. The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2014 and 2013:
(US$ in thousands)	2014	2013	$ Change	% Change
Share of results of equity accounted investees	30,286	17,853	12,433	70%
Our share of results of equity accounted investees, which consist of two joint ventures, one of which owns one VLCC and one of which delivered its VLCC at the beginning of 2014 to its new buyers following a sale agreement dated in 2013, four joint ventures which own one Suezmax each, and two joint ventures which own one FSO each, increased by 70%, or $12.4 million, to $30.3 million for the year ended December 31, 2014, compared to $17.9 million for the same period in 2013.
This increase was primarily due to our participation in our 50%-owned joint ventures, which own four of our Suezmaxes and one VLCC. The result of our participation in our 50%-owned joint ventures has been positively affected by an aggregate of $8.2 million, due to improved market conditions and better freight rates achieved.
The result of the our participation in the 50%-owned joint venture, Great Hope Ltd., the former owner of the Ardenne Venture, was positively affected by $2.8 million, mainly due to a capital gain on the sale of the vessel.
The result of our participations in the 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., the owners of FSO Asia and FSO Africa, respectively, have been positively affected by an aggregate of $1.2 million, mostly due to lower daily operating expenses.
Income tax benefit/(expense). The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2014 and 2013:
(US$ in thousands)	2014	2013	$ Change	% Change
Income tax benefit/(expense)	5,743	(178)	5,921	(3,326)%

Income tax benefit/(expense) increased by 3,326%, or $5.9 million, to $5.7 million for the year ended December 31, 2014, compared to $(0.2) million for the same period in 2013.
This increase mainly relates to the recognition of $5.5 million of deferred taxes on unused tax losses and credits carried forward in 2014.
Year ended December 31, 2013, compared to the year ended December 31, 2012
Total shipping revenues and voyage expenses and commissions.
The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2013 and 2012:
(US$ in thousands)	2013	2012	$ Change	% Change
Voyage charter and pool revenues	171,226	175,947	(4,721)	(3)%
Time charter revenues	133,396	144,889	(11,493)	(8)%
Other income	11,520	10,478	1,042	10%
Total shipping revenues	316,142	331,314	(15,172)	(5)%
Voyage expenses and commissions	(79,584)	(72,100)	(7,484)	10%

Voyage Charter and Pool Revenues.    Voyage charter revenues decreased by 3%, or $4.7 million, to $171.2 million for the year ended December 31, 2013, compared to $175.9 million for the same period in 2012. This decrease was primarily due to a decrease in the average daily TCE rates achieved for our owned VLCCs and Suezmax tankers from $20,437 and $16,575, respectively, in 2012 to $18,607 and $16,745, respectively, in 2013, as a result of changes in the employment of certain of our vessels between fixed-rate time charters and the spot market or the TI Pool. During 2013, three of our vessels that previously operated in the spot market or through the TI Pool commenced employment under time charters, which was partially offset by our employment of four vessels in the spot market, three of which previously operated under time charters, and one of which previously operated in the TI Pool.
Time Charter Revenues.    Time charter revenues decreased by 8%, or $11.5 million, to $133.4 million for the year ended December 31, 2013, compared to $144.9 million for the same period in 2012. This decrease was primarily due to changes in the employment of certain of our vessels between the spot market or the TI Pool and fixed-rate time charters. During 2013, five of our vessels, which previously operated under time charters, commenced employment in the spot market or in the TI Pool, which was partially offset by our employment of two additional vessels under time charters and our commercial management of five Suezmax vessels.

Other Income.    Other income increased by 10%, or $1.0 million, to $11.5 million for the year ended December 31, 2013, compared to $10.5 million for the same period in 2012. This increase was primarily due to insurance rebates received based on changes in our vessels' trading patterns.
Voyage Expenses and Commissions.    Voyage expenses and commissions increased by 10%, or $7.5 million, to $79.6 million for the year ended December 31, 2013, compared to $72.1 million for the same period in 2012. This increase was primarily due to fluctuations in bunker prices quoted on international markets and an increase in port expenses due to changes in our vessels' trading patterns.
Net gain (loss) on lease terminations and net gain (loss) on the sale of assets. The following table sets forth our gain (loss) on lease terminations, and gain (loss) on the sale of assets for the years ended December 31, 2013 and 2012:
(US$ in thousands)	2013	2012	$ Change	% Change
Net gain (loss) on lease terminations	0	2,831	(2,831)	(100)%
Net gain (loss) on sale of assets	(207)	(24,844)	24,637	(99)%

Net gain (loss) on lease terminations.    Net gain on lease terminations decreased by 100%, or $2.8 million, to $0 for the year ended December 31, 2013, compared to $2.8 million for the same period in 2012. This difference was due to our termination of the time charter-in contract for the TI Guardian in November 2012, resulting in a capital gain of $2.8 million for the year ended December 31, 2012. We did not terminate any leases during the year ended December 31, 2013.
Net gain (loss) on sale of assets.    Net (loss) decreased by 99%, or $24.6 million, to $0.2 million for the year ended December 31, 2013, compared to $(24.8) million for the same period in 2012. This decrease was primarily attributable to the sale of the Cap Isabella, resulting in a capital loss of $32.1 million in 2012 and due to the sale of the Algarve, resulting in a capital gain of $7.2 million in 2012.
Vessel Operating Expenses. The following table sets forth our vessel operating expenses for the years ended December 31, 2013 and 2012:
(US$ in thousands)	2013	2012	$ Change	% Change
Total VLCC operating expenses	38,591	43,186	(4,595)	(11)%
Total Suezmax operating expenses	67,320	61,929	5,391	9%
Total vessel operating expenses	105,911	105,115	796	1%

Vessel operating expenses increased by $0.8 million, or 1%, to $105.9 million for the year ended December 31, 2013, compared to $105.1 million for the same period in 2012. This increase was primarily attributable to an increase in Suezmax operating costs as a result of certain repairs performed during drydock of six of our Suezmax vessels in 2013, compared to four in 2012, an increase in crewing costs due to the delivery of the Cap Isabella on bareboat charter, and an increase in special expenses for vessel modifications for the installation of energy savings devices onboard four Suezmax vessels.
Time charter-in expenses and bareboat charter-hire expenses.  The following table sets forth our chartered-in vessel expenses and bareboat chart-hire expenses for the years ended December 31, 2013 and 2012:
(US$ in thousands)	2013	2012	$ Change	% Change
Time charter-in expenses	18,029	28,920	(10,891)	(38)%
Bareboat charter-hire expenses	3,002	0	3,002	100%

Time charter-in expenses decreased by 38%, or $10.9 million, to $18.0 million for the year ended December 31, 2013, compared to $28.9 million during the same period in 2012. This decrease was primarily due to a decrease in the number of time chartered-in vessels during 2013 to two, compared to seven vessels in 2012, and our termination of a time charter contract for a VLCC Ardenne Venture in September 2012.
Bareboat charter-hire expenses increased to $3.0 million for the year ended December 31, 2013, compared to $0 million for the same period in 2012. The increase was primarily attributable to bareboat charter-hire expenses related to our sale and leaseback of the Suezmax, Cap Isabella, in March 2013 for a fixed period and the absence of any vessels chartered-in on bareboat charter in 2012.
General and administrative expenses. The following table sets forth our general and administrative expenses for the years ended December 31, 2013 and 2012:
(US$ in thousands)	2013	2012	$ Change	% Change
General and administrative expenses	27,166	30,797	(3,631)	(12)%

General and administrative expenses, which include director fees, office rental, consulting fees, audit fees and tonnage tax, decreased by 12%, or $3.6 million, to $27.1 million for the year ended December 31, 2013, compared to $30.8 million for the same period in 2012. This decrease was primarily due to a decrease in staff costs (employee benefits) of $1.9 million, and a decrease in legal and professional fees and services of $1.8 million during 2013. In 2012, $0.7 million was recorded under trade debts written off, which relates to unrecoverable timecharter out revenues.
Depreciation and amortization expenses. The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2013 and 2012:
(US$ in thousands)	2013	2012	$ Change	% Change
Depreciation and amortization expenses	136,957	147,062	(10,105)	(7)%

Depreciation and amortization expenses decreased by 7%, or $10.1 million, to $136.9 million for the year ended December 31, 2013, compared to $147.0 million for the same period in 2012. This decrease was primarily attributable to our sale of the VLCC Algarve in October 2012, resulting in a decrease of $3.2 million and the termination of our finance lease of the TI Guardian in November 2012, resulting in a decrease of $8.0 million, which were partially offset by the delivery of our newbuilding VLCC Alsace in February 2012, resulting in an increase of $1.3 million.

Finance Expenses. The following table sets forth our finance expenses for the years ended December 31, 2013 and 2012:
(US$ in thousands)	2013	2012	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	49,240	47,930	1,310	3%
Fair value adjustment on interest rate swaps	(154)	(273)	119	(44)%
Other financial charges	2,809	3,551	(742)	(21)%
Foreign exchange losses	2,742	4,299	(1,557)	(36)%
Finance expenses	54,637	55,507	(870)	(2)%

Finance expenses decreased by 2%, or $0.9 million, to $54.6 million for the year ended December 31, 2013, compared to $55.5 million for the same period in 2012. This small decrease was primarily attributable to a marginal decrease of interest expense on financial liabilities measured at amortized cost of $0.7 million as a result of a variance in LIBOR during the year, the fair value adjustment on interest rate swaps related to the tranche drawdown on the FSO Africa, and the foreign exchange loss due to a difference in the exchange rate between the USD and the EUR, in which currencies we incur certain expenses.
Share of results of equity accounted investees, net of income tax. The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2013 and 2012:
(US$ in thousands)	2013	2012	$ Change	% Change
Share of results of equity accounted investees	17,853	9,953	7,900	79%

Our share of results of equity accounted investees, which consist of two joint ventures owning one VLCC each, four joint ventures owning one Suezmax each and two joint ventures owning one FSO each, increased by 79%, or $7.9 million, to $17.9 million for the year ended December 31, 2013, compared to $10.0 million for the same period in 2012. This increase was primarily due to our participation in the 50%-owned joint venture, TI Africa Limited, the owner of the FSO Africa, which entered into a new agreement in October 2012 with Maersk upon the expiration of its existing charter, at an escalated charter rate, for the provision of FSO services on the Al Shaheen field offshore Qatar, which has an initial term of five years. This increase was partially offset by our employment of the VLCC Ardenne Venture, which we own through one of our 50% owned joint ventures (Great Hope Enterprises Ltd.), in the TI Pool upon the expiration of its time charter-in September 2012, which resulted in a decrease in revenues earned on the vessel during 2013. This increase was also partially offset by a decrease in available days for hire of the VLCC VK Eddie, which we own through one of our 50%-owned joint ventures (Kingswood Co. Ltd), due to repairs during dry-docking and a special survey during 2013. In addition, our share in our 50%-owned joint ventures owning four of our Suezmaxes has been affected by lower spot market rates on Suezmax vessels.
B.            Liquidity and Capital Resources
We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital, borrowings from commercial banks and the occasional issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity.
Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Euros, and other currencies we may hold for limited amounts.
As of December 31, 2014 and December 31, 2013, we had $254.1 million and $74.3 million in cash and cash equivalents, respectively.
Our short-term liquidity requirements relate to payment of operating costs (including certain repairs performed in drydock), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledges under borrowings from commercial banks.

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage.
Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of our convertible notes and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements.
Net cash from (used in) operating activities during the year ended December 31, 2014 was $14.8 million, compared to $(8.9) million during the year ended December 31, 2013. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2014, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.
As of December 31, 2014 and December 31, 2013, our total indebtedness was $1,623.7 million and $1,119.8 million, respectively.
We expect to finance our funding requirements with cash on hand, operating cash flow and bank debt or other types of debt financing. In the event that our cash flow from operations does not enable us to satisfy our short-term or medium- to long-term liquidity requirements, we will also have to consider alternatives, such as raising equity, or new convertible notes, which could dilute shareholders, or selling assets (including investments), which could negatively impact our financial results, depending on market conditions at the time, establish new loans or refinancing of existing arrangements.
Equity Issuances
During the period from November 12, 2013 through April 22, 2014, we issued an aggregate of 20,969,473 existing ordinary shares at the holders' option, upon conversion of $124,900,000 in aggregate principal amount of 1,249 Convertible Notes due 2018. On February 20, 2014, we issued an optional redemption notice announcing that on April 9, 2014, we will exercise our right to redeem all such Convertible Notes due 2018 outstanding as of April 2, 2014.
On January 10, 2014, we received gross proceeds of $50.0 million upon the issuance of 5,473,571 of our ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the Maersk Acquisition Vessels.
On February 24, 2014, we received gross proceeds of $300.0 million upon the issuance of 32,841,528 of our ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the Maersk Acquisition Vessels.
On July 14, 2014, we received gross proceeds of $125.0 million upon the issuance of 10,556,808 of our ordinary shares in an underwritten private offering in Belgium mainly to a group of qualified investors at €8.70 per share (or $11.84 per share based on the USD/EUR exchange rate of EUR 1.00 per $1.3610). The proceeds of the offering were used to partially finance the purchase price of the four VLCC Acquisition Vessels.
In January 2015, we completed our underwritten initial public offering in the United States of 18,699,000 ordinary shares at $12.25 per share, for gross proceeds of $229.1 million.
Equity Issuances related to our Perpetual Convertible Preferred Equity Securities
On January 13, 2014, we issued 60 perpetual convertible preferred equity securities for net proceeds of $150.0 million, which are convertible into ordinary shares of us, at the holders' option. The perpetual convertible preferred equity securities bear interest at 6% during the first 5 years, which is payable annually in arrears in cash or in shares at our option. On February 6, 2014, we issued 9,459,286 ordinary shares upon the conversion of 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million, and on February 6, 2015, we issued 9,459,283 ordinary shares upon our exercise of our right to force the conversion of the remaining 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million.

Our Borrowing Activities
	Amounts Outstanding as of
(U.S.$ in thousands)	December 31, 2014	December 31, 2013
Euronav NV Credit Facilities
$750.0 Million Senior Secured Credit Facility	$483,409	$568,579
$300.0 Million Senior Secured Credit Facility	$—	$211,433
$65.0 Million Secured Loan Facility	$54,250	$58,550
$500.0 Million Senior Secured Credit Facility	$476,000	$—
$340.0 Million Senior Secured Credit Facility	$235,217	$—

Credit Line Facilities
Credit lines	$—	$13,588

Bonds
$150.0 Million Convertible Notes due 2015	$25,000	$25,000
$125.0 Million Convertible Notes due 2018	$—	$109,800
$235.5 Million Notes due 2021	$235,500	$—

Total interest bearing debt	$1,509,376	$986,950
Joint Venture Credit Facilities (at 50% economic interest)
$43.0 Million Secured Loan Facility (Great Hope)	$—	$9,975
$52.0 Million Secured Loan Facility (Seven Seas)	$5,417	$7,583
$135.0 Million Secured Loan Facility (Fontveille and Monghetti)	$45,110	$49,610
$76.0 Million Secured Loan Facility (Fiorano)	$18,156	$20,281
$67.5 Million Secured Loan Facility (Larvotto)	$18,541	$20,526
$500.0 Million Secured Loan Facility (TI Asia and TI Africa)	$72,698	$98,250

Total interest bearing debt—joint ventures	$159,922	$206,225

Euronav NV Credit Facilities
$750.0 Million Senior Secured Credit Facility
On June 22, 2011, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA as Agent and Security Trustee. This facility is comprised of a $500.0 million term loan facility and a $250.0 million revolving credit facility, and has a term of six years. We used the proceeds of this facility to refinance all remaining indebtedness under our $1,600 million loan agreement and for general corporate and working capital purposes. This facility is secured by 22 of our wholly-owned vessels. The term loan is repayable in 11 installments of consecutive 6-month intervals, with the final repayment due at maturity in 2017. Each revolving advance is repayable in full on the last day of its applicable interest period. This facility, as amended, bears interest at LIBOR plus a margin of 3.0% per annum plus applicable mandatory costs. Following the sale of the Algarve in October 2012, we prepaid $18.6 million of the term loan, and the revolving loan facility was reduced by $10.2 million. As of December 31, 2014 and December 31, 2013, the outstanding balances on this facility were $483.4 million and $568.6 million, respectively.
$300.0 Million Senior Secured Credit Facility
On April 3, 2009, we entered into a $300.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA as Agent and Security Trustee. This facility had an initial term of five years, which was amended to extend maturity by an additional four years until 2018. We used the proceeds of this facility to finance the acquisition of six vessels, Fraternity, Felicity, Cap Felix, Cap Theodora, Antarctica and Olympia, which were pledged as collateral under the loan, and for general corporate and working capital purposes. This facility, as amended, is repayable in consecutive quarterly installments and bears interest at LIBOR plus a margin of 3.40% per annum, plus applicable mandatory costs. As of December 31, 2013, the outstanding balance on this facility was $211.4 million. On October 22, 2014, we repaid this loan in full using a portion of the borrowings under our $340.0 million Senior Secured Credit Facility.

$65.0 Million Secured Loan Facility
On December 23, 2011, we entered into a $65.0 million secured term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) to finance the acquisition of Alsace, which is mortgaged under the loan. This facility is repayable over a term of seven years in ten installments at successive six month intervals, each in the amount of $2.15 million together with a balloon installment of $43.5 million payable with (and forming part of) the tenth and final repayment installment on February 23, 2017, assuming the full amount is drawn. The interest rate is LIBOR plus a margin of 2.95% per annum plus applicable mandatory costs. As of December 31, 2014 and December 31, 2013, the outstanding balances on this facility were $54.3 million and $58.6 million, respectively.
$500.0 Million Senior Secured Credit Facility
On March 25, 2014, we entered into a $500.0 million senior secured credit facility with DNB Bank ASA, Nordea Bank Norge ASA, and Skandinaviska Enskilda Banken AB (publ). This facility bears interest at LIBOR plus a margin of 2.75% per annum and is repayable over a term of six years with maturity in 2020 and is secured by the 15 Maersk Acquisition Vessels. The proceeds of the facility were drawn and used to partially finance the purchase price of the Maersk Acquisition Vessels. As of December 31, 2014, the outstanding balance on this facility was $476.0 million.
$340.0 Million Senior Secured Credit Facility
On October 13, 2014, we entered into a new $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V. as Agent and Security Trustee. Borrowings under this facility have been, or are expected to be, used to partially finance our acquisition of the VLCC Acquisition Vessels and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is, or will be, secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and, upon their respective deliveries, the VLCC Acquisition Vessels. As of December 31, 2014, the outstanding balance on this facility was $235.2 million.
Joint Venture Credit Facilities (at 50% economic interest)
$43.0 Million Secured Loan Facility (Great Hope)
On July 12, 2010, one of our 50%-owned joint ventures, Great Hope Limited, entered into a $43.0 million loan facility with Crédit Agricole Asia Shipfinance Limited to partially finance the acquisition of the Ardenne Venture, which we subsequently sold in November 2013 and delivered in January 2014. This loan has a term of eight years and is payable in 31 quarterly installments without a balloon payment, and bears interest at LIBOR plus a margin of 2.7% per annum. As of December 31, 2013, the outstanding balance on this facility was $20.0 million, of which we have a 50% economic interest of $10.0 million. On January 2, 2014, we repaid the loan in full upon the sale of the vessel securing the loan.
$52.0 Million Secured Loan Facility (Seven Seas)
On May 6, 2005, one of our 50%-owned joint ventures, Seven Seas Shipping Limited, entered into a $52.0 million loan facility with Chiao Tung Bank to partially finance the construction of the V.K. Eddie. This loan has a term of 12 years with a maturity of May 2017 and no balloon and bears interest at LIBOR plus a margin of 0.80% per annum. As of December 31, 2014 and December 31, 2013, the outstanding balances on this facility were $10.8 million and $15.2 million, respectively, of which we had a 50% economic interest of $5.4 million and $7.6 million, respectively.
$135.0 Million Secured Loan Facility (Fontvielle and Moneghetti)
On April 23, 2008, two of our 50%-owned joint ventures, Fontvielle Shipholding Limited and Moneghetti Shipholding Limited, entered into a $135.0 million secured term loan facility with BNP Paribas (Suisse) SA and Alpha Bank A.E. to finance our acquisition of Eugenie and Devon. This facility, as amended, is comprised of two tranches; the Fontvielle Tranche of up to $55.5 million and the Moneghetti Tranche in the amount of $67.5 million. This facility is repayable in quarterly installments over a term of 10 years with a balloon of $43.2 million. This loan bears interest at LIBOR plus a margin of 2.75% per annum. As of December 31, 2014 and December 31, 2013, the outstanding balances on this facility were $90.2 million and $99.2 million, respectively, of which we had a 50% economic interest of $45.1 million and $49.6 million, respectively.

$76.0 Million Secured Loan Facility (Fiorano)
On October 23, 2008, one of our 50%-owned joint ventures, Fiorano Shipholding Limited, entered into a $76.0 million loan facility with Scotiabank Ireland Ltd. to partially finance the acquisition of the Capt. Michael. This loan has a term of eight years with a balloon of $14.0 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.225% per annum. As of December 31, 2014 and December 31, 2013, the outstanding balances on this facility were $36.3 million and $40.6 million, respectively, of which we had a 50% economic interest of $18.2 million and $20.3 million, respectively.
$67.5 Million Secured Loan Facility (Larvotto)
On August 29, 2008, one of our 50%-owned joint ventures, Larvotto Shipholding Limited, entered into a $67.5 million loan facility, as supplemented by a supplemental letter dated November 28, 2011, with Fortis Bank S.A./N.V. to partially finance the acquisition of the Maria. This loan has a term of eight years with a balloon payment of $16.2 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.5% per annum. As of December 31, 2014 and December 31, 2013, the outstanding balances on this facility were $37.1 million and $41.1 million, respectively, of which we had a 50% economic interest of $18.5 million and $20.5 million, respectively.
$500.0 Million Secured Loan Facility (TI Asia and TI Africa)
On October 3, 2008, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., entered into a $500.0 million senior secured credit facility with a group of commercial lenders with ING Bank N.V. as Agent and Security Trustee. We used the proceeds of this facility to finance the acquisition of two ULCC vessels, TI Asia and TI Africa, and to convert these vessels to FSOs, which serve as collateral under this facility. This facility consists of two tranches; the FSO Asia tranche matures in 2017 and bears interest at LIBOR plus a margin of 1.15% per annum, and the FSO Africa tranche, following the restructuring of this tranche, matures in 2015 and bears interest at LIBOR plus a margin of 2.75% per annum. As of December 31, 2014 and December 31, 2013, the outstanding balances on this facility were $145.4 million and $196.5 million, respectively, of which we had a 50% economic interest of $72.7 million and $98.3 million, respectively.
All of the joint venture loans described above are secured by a mortgage of the specific vessel and guaranteed by the respective shareholders of each joint venture on a several basis.
Bond Issuances
Convertible Notes due 2015 and 2018
On September 24, 2009, we issued $150 million of fixed-rate senior unsecured convertible notes due January 31, 2015, which we refer to as the "Convertible Notes due 2015." These notes were issued at 100% of their principal amount and bear interest at a rate of 6.50% per annum, payable semi-annually in arrears, and are convertible between November 4, 2009 and January 24, 2015 into our ordinary shares at the conversion price applicable at such conversion date and in accordance with the conditions set out in a related trust deed. The initial conversion price was EUR 16.28375 (or $23.16852 at EUR/US$ exchange rate of 1.4228) per share and was set at a premium of 25% to the volume weighted average price of our ordinary shares on Euronext Brussels on September 3, 2009. Unless previously redeemed, converted or purchased and cancelled, the Convertible Notes due 2015 were redeemed in cash on January 31, 2015 at 100% of their principal amount. The Notes were added to the official list of the Luxembourg Stock Exchange and are traded on the Luxembourg Stock Exchange's Euro MTF Market. During the first quarter of 2012, we repurchased 68 Convertible Notes due 2015, which we subsequently exchanged for Convertible Notes due 2018 (as defined below). The face value of each note is $100,000 and we paid an average of $78,441. Further, in the second quarter of 2013, we repurchased an additional 5 Convertible Notes due 2015 for an average price of $92,000. In February 2014, we repurchased an additional $1.3 million of the Convertible Notes due 2015, taking the total number of notes currently held by us to 18.
On February 20, 2013, we completed our offer to exchange all of the Convertible Notes due 2015 for $150.0 million in aggregate principal amount of 6.50% convertible notes due 2018, which we refer to as the "Convertible Notes due 2018." The Convertible Notes due 2018 have an extended maturity profile and an initial conversion price of EUR 6.65. The Convertible Notes due 2018 also have a feature to compensate the noteholders for the forgiven interest in the event they are converted to ordinary shares during the first four years. The exchange offer resulted in $125.0 million of notes (face value) being exchanged for new notes, including the 68 notes acquired by us in 2012, which we subsequently resold in the third quarter in 2013.

During the period from November 12, 2013 through April 22, 2014, we issued an aggregate of 20,969,473 existing ordinary shares upon conversion of $124,900,000 in aggregate principal amount of 1,249 Convertible Notes due 2018 at the holders' option. On February 20, 2014, we exercised our right to redeem all of the remaining Convertible Notes due in 2018 and on April 9, 2014, redeemed the last convertible note due 2018 outstanding as of April 2, 2014 for an aggregate of $101,227.78. At that time, $4.9 million, or less than 10%, in principal amount of the Convertible Notes due 2018 originally issued remained outstanding. Each outstanding note was redeemed on April 9, 2014 at $101,227.78, which is the principal amount of a note ($100,000) plus accrued but unpaid interest from January 31, 2014 to (but excluding) April 9, 2014. As a result, after April 9, 2014, no Convertible Notes due in 2018 were outstanding.
$235.5 Million Unsecured Bond
On February 4, 2014, we issued $235.5 million in aggregate principal amount of 7-year redeemable unsecured bonds. The bonds were issued at 85% of their principal amount (original issue discount) and bear interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears, which will increase to 8.50% per annum for the second and third years and will further increase to 10.20% per annum from year four until maturity in 2021. We may redeem the bonds at any time at par. The proceeds of the bonds were used to partially finance the purchase price of the Maersk Acquisition Vessels.  On February 19, 2015, we repaid the aggregate amount outstanding under the bonds.
Security
Our secured indebtedness is generally secured by:
•	a first priority mortgage in all collateral vessels;
•	a parent guarantee; and
•	a general pledge of earnings generated by the vessels under mortgage for the specific facility.
Loan Covenants
Our debt agreements discussed above generally contain financial covenants, which require us to maintain, among other things:
•	an amount of current assets that, on a consolidated basis, exceeds our current liabilities. Current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year;
•	an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or between 3% to 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
•	a ratio of consolidated capital and reserves to total assets of at least 30%; and
•	an asset coverage ratio of assets secured under our bank facilities between 100% and 125%.
Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things:
•	effect changes in management of our vessels;
•	transfer or sell or otherwise dispose of all or a substantial portion of our assets;
•	declare and pay dividends, (with respect to each of our joint ventures, other than Seven Seas Shipping Limited, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and
•	incur additional indebtedness.

A violation of any of our financial covenants or operating restrictions contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.
In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we treat as additional investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2014 and December 31, 2013, $319.8 million and $412.4 million, respectively, was outstanding under these joint venture loan agreements, of which we have guaranteed $159.9 million and $206.2 million, respectively.
As of December 31, 2014 and December 31, 2013, we were in compliance with all of the covenants contained in our debt agreements.
Guarantees
We have provided guarantees to financial institutions that have provided credit facilities to six of our joint ventures, in the aggregate amount of $159.9 million and $206.2 million as of December 31, 2014 and December 31, 2013, respectively. The total of the related outstanding bank loans as of December 31, 2014 and December 31, 2013 was $319.8 million and $412.4 million, respectively.

In addition, on July 24, 2009, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into a $50.0 million guarantee facility agreement with Nordea Bank Finland plc in order to issue two guarantees of up to $25.0 million each in favor of Maersk Oil in connection with its use of the FSO Asia and FSO Africa after such vessels have been converted to FSO. In August 2010, the amount available under this guarantee facility was reduced to $31.5 million. This guarantee terminates upon the earlier of (i) eight years after the Guarantee Issue Date for the second Guarantee and (ii) March 31, 2008. As of December 31, 2014, the guarantee has not been called upon.
C.	Research and development, patents and licenses, etc.
Not applicable.
D.	Trend information.
 Our revenues are highly sensitive to supply and demand patterns for vessels of the size and design configurations which we own and operate, and the trades in which our vessels operate. Rates for the transportation of crude oil from which we earn a substantial part of our revenues are determined by market forces such as the supply and demand for oil, the distance over which cargoes must be transported, and the number of vessels expected to be available at the time such cargoes need to be transported. The demand for oil shipments is significantly affected by the state of the global economy, global GDP growth and in particular China GDP growth. The number of vessels is affected by newbuilding deliveries and by the removal of existing vessels from service, principally because of storage, scrappings or conversions. Our revenues are also affected by the mix of charters between spot market voyages and medium- to long-term time charters. Because shipping revenues and voyage expenses are significantly affected by the mix between voyage charters and time charters, we manage our vessels to maximize TCE revenues, which represents operating revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter, under which we are responsible for voyage related expenses, to revenue generated from a time charter, under which we are not responsible for voyage related expenses. Our management makes economic decisions based on anticipated TCE rates and evaluates financial performance based on TCE rates achieved on our vessels.
In general, the supply of tankers is influenced by the current orderbook for newbuilding vessels and the rate of removal of vessels from the worldwide fleet for scrapping or conversion as vessels age.
During 2014, the crude tanker market became more supply-demand balanced than it has been in several years. This was reflected by strong freight rates in the first quarter resulting from a combination of robust Asian demand and severe cold weather in the northern hemisphere in January. Firm belief of owners in a strengthening of the market drove daily rates to multi-year highs for the winter season.  Spring and summer months are seasonally weaker than the rest of the year but this year the market softened primarily due to one of the largest refinery shutdowns in modern history.  From September onward, a number of positive drivers emerged.  Owners remained confident and were rewarded with higher volumes to the Asian markets which contributed, together with lower supply growth of tonnage, to rate expansion on key routes.  Finally, the changes of traditional routes as a result of location changes in global crude output, most notably the USA and shale, increased average voyage lengths which had the effect of removing further capacity out of the market as voyages took more time.  We believe these factors drove the market up to a level not seen in the last 5 years.
In 2015, according to industry sources, VLCC deadweight demand is projected to increase by 2.1%. This is largely supported by an expected 7% increase from last year in VLCC crude trade on the West-Africa (WAF)-Far East route. The projected growth of Chinese crude imports in 2015 is expected to drive significant growth of VLCC crude trade on this route. Similarly, VLCC crude trade on the Arabian Gulf (AG)-Japan, China, Korea routes is expected to rise by 1% in 2015. Suezmax crude trade volumes are expected to increase by 2% from 2014, also according to industry sources. This is partially supported by an expectation of a recovery in overall crude trade from both the AG to India and the newer route Caribbean to India. As the Indian refinery sector is expected to continue to grow in 2015, it is likely that India will source more crude from countries in the Arabian Gulf. Meanwhile, Suezmax crude volumes on the Mediterranean/Black Sea-United Kingdom and Continent (UKC) routes are projected to increase by 3% from 2014.
Given the lead times for building large tankers, the newbuilding outlook remains positive for owners as the Suezmax and the VLCC fleet is expected to expand by only 2% to 3% over the next two years.

Tanker markets should continue to grow but are expected to remain volatile with growth under control of the VLCC and Suezmax fleets over the next 18 to 24 months. A more balanced supply growth coupled with the impact of increased ton-miles should further improve the state of the tanker market for 2015 and beyond.
E.	Off-balance sheet arrangements.
We are committed to make rental payments under operating leases for vessels and for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below under "Contractual Obligations."
F.	Tabular disclosure of contractual obligations.
Contractual Obligations
As of December 31, 2014, we had the following contractual obligations and commitments which are based on contractual payment dates:

(US$ in thousands)	Total	2015	2016	2017	2018	2019	Thereafter
Long-term bank loan facilities	1,248,875	146,303	157,372	433,329	70,138	70,138	371,595
Long-term debt obligations	260,500	25,000	—	—	—	—	235,500
Bank Credit Line facilities	—	—	—	—	—	—	—
Seller's Credit facility	30,000	30,000	—	—	—	—	—
Operational leases (vessels)	22,146	16,036	6,110	—	—	—	—
Operational leases (non-vessel)	14,846	2,439	2,404	2,446	1,858	1,467	4,232
Capital Expenditure commitments	149,400	149,400	—	—	—	—	—
Total contractual obligations due by period	1,725,767	369,178	165,886	435,775	71,996	71,605	611,327

____________________

Not included in the table above are options that have been granted to us but not yet exercised under our time charter-in agreements to extend their respective durations.

The following table presents our contractual obligations as of December 31, 2014, pro forma for significant changes in our contractual obligations that have occurred since December 31, 2014.
(US$ in thousands)	Total	2015	2016	2017	2018	2019	Thereafter
Long-term bank loan facilities(1)	1,352,647	151,186	167,139	443,096	79,905	79,905	431,416
Long-term debt obligations (2)(3)	—	—	—	—	—	—	—
Bank Credit Line facilities	—	—	—	—	—	—	—
Seller's Credit facility(4)	—	—	—	—	—	—	—
Operational leases (vessels)	22,146	16,036	6,110	—	—	—	—
Operational leases (non-vessel)	14,846	2,439	2,404	2,446	1,858	1,467	4,232
Capital Expenditure commitments(6)	—	—	—	—	—	—	—
Total contractual obligations due by period	1,389,639	169,661	175,653	445,542	81,763	81,372	435,648
 ____________________
(1)	We drew down an additional $103.8 million under our the $340.0 million Senior Secured Credit Facility, resulting in an increase in the semiannual repayment schedule by $4.9 million beginning in July 2015 and an increase in the balloon payment of $40.3 million which is due at maturity in 2021.
(2)	On January 31, 2015 we repaid the Convertible Notes 2015 at par.

(3)	On February 19, 2015, we repaid the aggregate amount outstanding under the $235.5 Million Unsecured Bond.
(4)	On February 28, 2015, we repaid the sellers Credit Facility, reducing or contractual obligation to $0.
(5)	Capital expenditure commitments were reduced to $0 after we took delivery of the Hirado and Hakata.

As of December 31, 2014, the following equity accounted investees (of which we have a 50% ownership interest) have the following contractual obligations and commitments which are based on contractual payment dates:
(US$ in thousands)		Total	2015	2016	2017	2018	2019	Thereafter
Joint Venture	Long-term bank loan facilities	159,924	30,875	24,706	46,864	8,110	8,110	41,259
Seven Seas Shipping Ltd.	$52.0 Million secured bank loan facility	5,417	2,167	2,167	1,083	—	—	—
Fontvieille Shipholding Ltd.	$55.5 Million secured bank loan facility	19,235	2,000	2,000	2,000	2,000	2,000	9,235
Moneghetti Shipholding Ltd.	$67.5 Million secured bank loan facility	25,875	2,000	2,000	2,000	2,000	2,000	15,875
Larvotto Shipholding Ltd.	$48.0 Million secured bank loan facility	18,542	1,985	1,985	1,985	1,985	1,985	8,617
Fiorano Shipholding Ltd.	$48.0 Million secured bank loan facility	18,157	2,125	2,125	2,125	2,125	2,125	7,532
TI Africa Ltd	$113.7 Million secured bank loan facility	6,875	6,875	—	—	—	—	—
TI Asia Ltd	$250.0 Million secured bank loan facility	65,823	13,723	14,429	37,671	—	—	—
Joint Venture	Seller's Credit facilities(*)	10,000	10,000	—	—	—	—	—
Larvotto Shipholding Ltd	Shipyard deferred payment	5,000	5,000	—	—	—	—	—
Fiorano Shipholding Ltd.	Shipyard deferred payment	5,000	5,000	—	—	—	—	—
Total contractual obligations due by period		169,924	40,875	24,706	46,864	8,110	8,110	41,259

____________________

*	On January 9, 2012 and January 31, 2012, we took delivery of two Suezmax vessels from the shipyard, the Maria and the Capt. Michael, respectively, for which we received a seller's credit from Samsung Heavy Industries Co., Ltd., fully repayable by the beginning of 2015.

G.	Safe harbor
Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled "Cautionary Statement Regarding Forward-Looking Statements" in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENTAND EMPLOYEES
A.	Directors and Senior management
Set forth below are the names, ages and positions of our current Directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director holds office for a term of four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All Directors whose term expires are eligible for re-election. Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed or their employment is terminated. The business address of each of our Directors and executive officers listed below is Euronav NV, Belgica House, De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Age	Position	Date of Expiry of Current Term (for Directors)
Peter G. Livanos*	56	Chairman of the Board of Directors	Annual General Meeting 2015
Marc Saverys	61	Vice Chairman of the Board of Directors	Annual General Meeting 2016
Daniel R. Bradshaw	68	Director	Annual General Meeting 2017
Ludwig Criel	63	Director	Annual General Meeting 2016
Alice Wingfield Digby	40	Director	Annual General Meeting 2016
Alexandros Drouliscos	57	Director	Annual General Meeting 2017
Julian Metherell	51	Director	Annual General Meeting 2018
John Michael Radziwill	35	Director	Annual General Meeting 2017
William Thomson	67	Director	Annual General Meeting 2015
Patrick Rodgers	55	Chief Executive Officer and Director	Annual General Meeting 2016
Hugo De Stoop	42	Chief Financial Officer
Alex Staring	49	Chief Operating Officer
Egied Verbeeck	40	General Counsel
An Goris	37	Secretary General

___________________

*	Mr. Peter Livanos serves on our Board of Directors as the permanent representative of TankLog, which was elected as a director by our shareholders. Under Belgian law, a corporate entity serving as a director must be represented by a permanent representative who is a natural person. TankLog's four year term as director will expire at our 2015 Annual General Meeting of Shareholders, at which time it will be up for re-appointment by shareholder vote.

Biographical information concerning the Directors and executive officers listed above is set forth below.
Peter G. Livanos serves as the Chairman of our Board through his appointment as the permanent representative of TankLog. Mr. Livanos has served on our Board of Directors since April 2005 and is a member of our Health, Safety, Security and Environmental Committee and our Remuneration Committee. Mr. Livanos is also the Chairman of the Board of Directors of GasLog Ltd. (NYSE: GLOG) (since 2003), where he also served as Chief Executive Officer during the period from 2012 to 2013. In addition, Mr. Livanos is the Chairman and sole shareholder of Ceres Shipping Ltd., or Ceres Shipping, an international shipping group, and currently serves as a Director of GasLog Partners LP (NYSE: GLOP), DryLog Ltd., EnergyLog Ltd. and TankLog. Mr. Livanos is the first cousin of Mr. John Michael Radziwill. In addition, Mr. Livanos is a member of the Council of the American Bureau of Shipping and Chairman of the Greek National Committee. In 1989, Mr. Livanos formed Seachem Tankers Ltd., which joined forces with Odfjell in 2000, creating Odfjell ASA (OSE: ODF), one of the world's largest chemical tanker operators. He served on the board of directors of Odfjell SE until 2008. Mr. Livanos is a graduate of Columbia University in New York.
Marc Saverys, our Vice Chairman, has served on our Board since our incorporation in 2003. During the period from 2003 through July 2014, he served as the Chairman of our Board. In 1976, Mr. Saverys joined the chartering department of Bocimar, the drybulk division of CMB. In 1985, Mr. Saverys established the drybulk division of Exmar and in 1991 he became Managing Director of CMB, a position that he held until September 2014 when he was appointed Chairman of CMB. Mr. Saverys has also served as the Chairman of Delphis NV since March 2004 and as a Board Member of Sibelco NV and Mediafin NV since June 2005 and October 2005, respectively. From 1997 to 2012, Mr. Saverys has also served as a Director of Euronav Hong Kong Ltd. and, since 1995, as a Director of Euronav Luxembourg SA, two companies belonging to the Euronav group. He graduated with a degree in law from the University of Ghent.
Daniel R. Bradshaw, one of our directors, has served on our Board of Directors since 2004, and is a member of our Audit and Risk Committee and the chairman of our Corporate Governance and Nomination Committee. Since 2014, Mr. Bradshaw has served as an independent director of GasLog Partners LP (NYSE: GLOP), a Marshall Islands limited partnership. Since 2013, Mr. Bradshaw has been a Director of Greenship Offshore Manager Pte Ltd. and since 2010, he has served as an independent non-executive Director of IRC Limited, a company listed in Hong Kong, which operates iron mines in far eastern Russia, and is affiliate of Petropavlovsk PLC, a London-listed mining and exploration company. Since 2006, Mr. Bradshaw has been a Director of Pacific Basin Shipping Company Limited, a company listed in Hong Kong and operating in the Handysize bulk carrier sector. Since 1978, Mr. Bradshaw has worked at Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003 as a partner and since 2003 as a senior consultant. From 2003 until 2008, Mr. Bradshaw was a member of the Hong Kong Maritime Industry Council. From 1993 to 2001, he served as Vice-Chairman of the Hong Kong Shipowners' Association and was a member of the Hong Kong Port and Maritime Board until 2003. Mr. Bradshaw began his career with the New Zealand law firm Bell Gully and in 1974, joined the international law firm Sinclair Roche & Temperley in London. Mr. Bradshaw obtained a Bachelor of Laws and a Master of Laws degree at the Victoria University of Wellington (New Zealand).

Ludwig Criel, one of our directors, has served on our Board of Directors since our incorporation in 2003, and is a member of our Corporate Governance and Nomination Committee. Mr. Criel has been the Chairman of De Persgroep since 1996. Mr. Criel has served as a Director of CMB and of Exmar NV since 1991. Since 1983, he has held various management functions within the Almabo/Exmar group and was made Chief Financial Officer of CMB in 1993. In 1999, Mr. Criel was appointed Managing Director of the Wah Kwong group in Hong Kong. Mr. Criel joined Boelwerf as a project manager in 1976. He is Vice-Chairman of the West of England P&I Club. In 1974, Mr. Criel graduated in applied economic sciences from the University of Ghent. He also holds a degree in management from the Vlerick School of Management.
Alice Wingfield Digby, one of our directors, has served on our Board of Directors since May 2012, and is the Chairman of our Health, Safety, Security and Environmental Committee, and a member of our Corporate Governance and Nomination Committee and Remuneration Committee. Ms. Wingfield Digby currently works at Pritchard-Gordon Tankers Ltd., where she started as Chartering Manager in 1999. Since 1995, she has served as a member of the Board of Directors of Giles W. Pritchard-Gordon & Co., Pritchard-Gordon Tankers Ltd. and Giles W. Pritchard-Gordon (Shipowning) Ltd., and since 2005 as a member of the board of Giles W. Pritchard-Gordon (Farming) Ltd. and Giles W. Pritchard-Gordon (Australia) Pty Ltd. Ms. Wingfield Digby has been a member of the Baltic Exchange since 2002. In the late nineties, Ms. Wingfield Digby joined the chartering department of Mobil before the merger with Exxon in 1999. From 1995 to 1996, she trained with Campbell Maritime Limited, a ship management company in South Shields, and subsequently at British Marine Mutual P & I Club, SBJ Insurance Brokers and J. Hadjipateras in London after returning from working at sea as a deckhand on board a tanker trading around the Eastern Caribbean. In 1996, Ms. Wingfield Digby was awarded the Shell International Trading and Shipping Award in tanker chartering from the Institute of Chartered Shipbrokers.
Alexandros Drouliscos, one of our directors, has served on our Board of Directors since May 2013, and is a member of our Audit and Risk Committee and is the chairman of our Remuneration Committee. Since 1999, he has held the position of Managing Director at a family-owned European bank, Union Bancaire Privée. From 1986 to 1992, Mr. Drouliscos held the position of Vice President at Chase Manhattan Bank NA, working as a credit officer and then as an investment officer, and subsequently, from 1992 to 1997, as a Senior Vice President at Merrill Lynch. He graduated from the American University in Athens with a Bachelor's degree in Business Administration in 1982 and then continued his postgraduate studies at Heriott Watt University in Edinburgh, with a M.Sc. in International Banking.
Julian Metherell, one of our directors, has served on our Board of Directors since May 2014, and is a member of our Audit and Risk Committee and Corporate Governance and Nomination Committee. Mr. Metherell also serves as a Director of Gaslog Ltd., a NYSE listed owner and operator of LNG carriers (since October 2011), and was the Chief Financial Officer and a Director of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc, the successor to Vallares Plc, is a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as Chief Executive Officer of the UK investment banking division, prior to which he was a Director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received a M.B.A.
John Michael Radziwill, one of our directors, has served on our Board of Directors since 2013, and is a member of our Health, Safety, Security and Environmental Committee. Mr. John Michael Radziwill is also the Chief Executive Officer of C Transport Maritime S.A.M. in Monaco (since 2010), prior to which he served in its commercial department as a Capesize freight trader from 2005 to 2006 and as the head of the sale and purchase division from 2006 through 2010. From 2004 to 2005, Mr. John Michael Radziwill worked at H. Clarkson & Co. Ltd and Seascope Insurance Services Ltd. both in London, England. In 2003, he joined Ceres Hellenic's Insurance and Claims Department in Piraeus, Greece. Mr. John Michael Radziwill also serves as an advisor of SCP Clover Maritime, a company that manages assets and investments for Mr. John Radziwill, his father, and specifically for JM Maritime Investments Inc. and Bretta Tanker Holdings, Inc., Mr. John Michael Radziwill is the first cousin of Mr. Livanos, one of our Directors. In addition, he is a member of the American Bureau of Shipping and the Baltic Exchange. Mr. Radziwill graduated from Brown University in 2002 with a BA in Economics, after which he served as Administrative Officer at Ceres Hellenic Enterprise's New Building Site Office in Koje, South Korea.

William Thomson, one of our directors, has served on our Board of Directors since 2011, and is the Chairman of our Audit and Risk Committee and a member of our Remuneration Committee. Currently and since 2005, Mr. Thomson holds a directors' mandate in Latsco, established to operate under the British Tonnage Tax Regime, operating Very Large Gas Carriers (VLGC), long-range and medium-range vessels. From 1980 to 2008, Mr. Thomson has been Chairman in several maritime and other companies including Forth Ports Plc, British Ports Federation and Relayfast, and the North of England P&I club. Mr. Thomson previously served as a Director of Trinity Lighthouse Service, Tibbett and Britten and Caledonian McBrayne. From 1970 to 1986, he was a Director with Ben Line, for which he worked in, amongst others, Japan, Indonesia, Taiwan and Edinburgh. In 1985, he established Edinburgh Tankers and five years later, Forth and Celtic Tankers. After serving with the army for three years, Mr. Thomson began his professional career with Killick Martin Shipbrokers in London.
Patrick Rodgers serves and has served on our Board of Directors since June 2003 and has been a member of our Executive Committee since 2004. Mr. Rodgers was appointed Chief Financial Officer of the predecessor of the Company in 1998 and has been Chief Executive Officer since 2000. Since 2005, Mr. Rodgers has served as a Director of Euronav Luxembourg SA and Seven Seas Shipping Ltd. Mr. Rodgers currently serves as a Director of International Tanker Owners Pollution Federation Fund, since 2011, Great Hope Enterprises Ltd., since 2003, and Euronav (UK) Agencies, since 1995. From 1990 to 1995, Mr. Rodgers worked at CMB group as an in-house lawyer, and subsequently, as Shipping Executive. Mr. Rodgers began his career in 1982 as a trainee lawyer with Keene Marsland & Co. In 1984, he joined Bentley, Stokes & Lowless as a qualified lawyer and in 1986 he joined Johnson, Stokes & Master in Hong Kong as a solicitor. Mr. Rodgers graduated in law from University College London in 1981 and from the College of Law, Guildford in 1982.
Hugo De Stoop serves and has served as our Chief Financial Officer since 2008, after serving as our Deputy Chief Financial Officer and Head of Investor Relations beginning in 2004. Mr. De Stoop has been a member of our Executive Committee since 2008. In 2000, he joined Davos Financial Corp., an investment manager for UBS, specializing in Asset Management and Private Equity, where he became an Associate and later a Vice President in 2001. In 1999, Mr. De Stoop founded First Tuesday in America, the world's largest meeting place for high tech entrepreneurs, venture capitalists and companies and helped develop the network in the United States and in Latin America and, in 2001, was appointed member of the Board of Directors of First Tuesday International. Mr. De Stoop started his career in 1998 with Mustad International Group, an industrial group with over 30 companies located in five continents where he worked as a project manager on various assignments in the United States, Europe and Latin America, in order to integrate recently acquired subsidiaries. Mr. De Stoop studied in Oxford, Madrid and Brussels and graduated from école polytechnique (ULB) with a Master of Science in engineering. He also holds a MBA from INSEAD.
Alex Staring serves and has served as our Chief Offshore Officer since 2010 and has served as a member of our Executive Committee since 2005. From 2005 to 2010, Captain Staring held the position of Chief Operating Officer of the Company. Captain Staring has been a Director of Euronav Hong Kong Ltd. since 2007, a Director of Euronav SAS and Euronav Ship Management since 2002 and a Director of Euronav Luxembourg SA since 2000. In 2000, international shipping companies, AP Moller, Euronav, Frontline, OSG, Osprey Maritime and Reederei'Nord' Klaus E Oldendorff consolidated the commercial management of their VLCCs by operating them in a pool, Tankers International, of which Captain Staring became Director of Operations. In 1988, Captain Staring gained his master's and chief engineer's license and spent the majority of his time at sea on Shell Tankers and CMB tankers, the last 3 years of which he attained the title of Master. From 1997 to 1998, Captain Staring headed the SGS S.A. training and gas centre. In 1998, Captain Staring rejoined CMB and moved to London to head the operations team at their subsidiary, Euronav UK. Captain Staring graduated with a degree in Maritime Sciences from the Maritime Institute in Flushing, The Netherlands and started his career at sea in 1985.
Egied Verbeeck serves and has served as General Counsel of the Company since 2009 and became member of the Executive Committee of the Company in January 2010. From 2006 until June 2014, Mr. Verbeeck served as Secretary General of the Company. Prior to joining Euronav he was a managing associate at Linklaters De Bandt from 1999-2005. Mr. Verbeeck has been a Director of Euronav Ship Management SAS since 2012, a Director of Euronav Hong Kong Ltd. since 2007 and a Director of Euronav Luxembourg S.A. since 2008. Mr. Verbeeck graduated in law from the Catholic University of Louvain in 1998 and holds a Master Degree in international business law from Kyushu University (Japan) as well as a postgraduate degree in corporate finance from the Catholic University of Louvain.

An Goris serves and has served as Secretary General of the Company since June 2014, and in this capacity, Ms. Goris is responsible for the general corporate affairs of the Company. From 2011 to 2014, Ms. Goris served as legal counsel to the Company. In 2001, Ms. Goris became a member of the Antwerp Bar and joined Linklaters De Bandt, where she gained extensive experience in corporate law, mergers and acquisitions and finance. In 2008, Ms. Goris joined Euroclear as a legal manager where she worked for both the local central securities depository, Euroclear Belgium, as well as the international central securities depository, Euroclear Bank. Ms. Goris graduated with a law degree from the University of Antwerp in 2000. She also holds a Master's Degree in law from Oxford University, a degree in international business law from University René Descartes in Paris, France and a degree in corporate law from the Catholic University of Louvain and Brussels. Ms. Goris is a native Dutch speaker and is also fluent in English and French. Ms. Goris is a sworn legal translator of English and French into Dutch.
B.            Compensation
The compensation of our Board of Directors is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies. The aggregate annual compensation paid to our executive officers, excluding our Chief Executive Officer, for the year ended December 31, 2014 was EUR 1,802,280, comprised of EUR 980,600 of fixed compensation, EUR 734,000 of variable compensation, pension and benefits valued at EUR 32,384 and EUR 55,296 in other compensation. The annual aggregate compensation paid to our Chief Executive Officer was GBP 669,803, comprised of GBP 351,228 of fixed compensation, GBP 295,296 of variable compensation, pension and benefits valued at GBP 12,500 and GBP 10,779 in other compensation. We also paid an aggregate of $640,000 to our non-executive directors during the year ended December 31, 2014, with an additional aggregate meeting attendance fee of $370,000. Our Chairman of the Board is entitled to receive a gross fixed amount of EUR 160,000 per year, and each member of the board is entitled to receive a gross fixed amount of EUR 60,000 per year. In addition, our Chairman and each director are entitled to receive an attendance fee of EUR 10,000 per board meeting attended, not to exceed EUR 40,000 per year. The Chairman of our audit and risk committee is entitled to receive a gross fixed amount of EUR 40,000, and each member of the audit and risk committee is entitled to receive a gross fixed amount of EUR 20,000 per year. In addition, the Chairman of our audit and risk committee and members of the audit and risk committee are entitled to receive an attendance fee of EUR 5,000 per audit and risk committee meeting attended, not to exceed EUR 20,000 per year. Our Chairmen of all of our other committees are entitled to receive a gross fixed amount of EUR 7,500 per year, and the members of all of our other committees are entitled to receive a gross fixed amount of EUR 5,000. In addition, our Chairmen and members of these other committees will also be entitled to receive an attendance fee of EUR 5,000 for each committee meeting attended, with a maximum of EUR 20,000 per year for each committee served.
Our Chief Executive Officer, who is also a director, has waived his director's fees.
C.            Board Practices
Our Board of Directors currently consists of ten members, five of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE: Mr. Drouliscos, Mr. Bradshaw, Mr. Thomson, Ms. Wingfield Digby, and Mr. Metherell.
Our Board of Directors has established the following committees, and may, in the future, establish such other committees as it determines from time to time:
Audit and Risk Committee
Our Audit and Risk Committee consists of four independent Directors: Mr. Thomson, as Chairman, Mr. Drouliscos, Mr. Bradshaw and Mr. Metherell. Our Audit and Risk Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit and Risk Committee advises the Board of Directors in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Board of Directors has determined that Mr. Thomson qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.

Corporate Governance and Nomination Committee
Our Corporate Governance and Nomination Committee consists of four members: Mr. Bradshaw, as Chairman, Mr. Metherell, Ms. Wingfield Digby and Mr. Criel. Our Corporate Governance and Nomination Committee is responsible for evaluating and making recommendations regarding the size, composition and independence of the Board of Directors and the Executive Committee, including the recommendation of new Director-nominees.
Remuneration Committee
Our Remuneration Committee consists of four members: Mr. Drouliscos, as Chairman, Mr. Livanos, Mr. Thomson, and Ms. Wingfield Digby. Our remuneration committee is responsible for assisting and advising the Board of Directors on determining compensation for our directors, executive officers and other employees and administering our compensation programs.
Health, Safety, Security and Environmental Committee.
Our Health, Safety, Security and Environmental, or HSSE, Committee consists of three members: Ms. Wingfield Digby, as Chairman, Mr. Peter Livanos, and Mr. Radziwill. Our HSSE Committee is responsible for overseeing our policies related to the health, safety, security and environmental procedures with respect to our operations, and to assess our internal systems for ensuring compliance with related laws, regulations and policies.
D.            Employees
As of January 1, 2015, we employed approximately 2,270 people, including  128 onshore employees based in our offices in Greece, Belgium, United Kingdom and France and 2,140 seagoing officers and crew. Some of our employees are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as satisfactory. As of the date of this annual report, there are no ongoing negotiations or outstanding issues.
E.            Share ownership
The ordinary shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."
Equity Incentive Plan
Our Board of Directors has adopted an equity incentive plan, pursuant to which directors, officers and certain employees of us and our subsidiaries were eligible to receive options to purchase ordinary shares of us at a predetermined price. On December 16, 2013, we granted options to purchase in aggregate 1,750,000 ordinary shares to members of our Executive Committee at an exercise price of EUR 5.7705, subject to customary vesting provisions. All of the beneficiaries have accepted the options granted to them. As of the date of this report, all of the options have vested and two thirds are exercisable. The other third may be exercised on or after January 1, 2016.
On February 12, 2015, pursuant to a management incentive plan, our Board of Directors granted 65,433 Restricted Stock Units (RSUs) and 236,590 stock options of which 22,268 RSUs and 80,518 stock options were granted to our Chief Executive Officer and 43,165 RSUs and 156,072 stock options were granted to the other members of the Executive Committee. The exercise price of the options is EUR 10.0475 with one third of the stock options vesting at each anniversary of the grant. The RSUs will all vest on the third anniversary of the grant. All of the beneficiaries have accepted the options and RSUs on the grant date.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.            Major shareholders.
The following table sets forth information regarding beneficial ownership of our ordinary shares for (i) owners of more than five percent of our ordinary shares and (ii) our directors and officers as a group, of which we are aware as of the date of this annual report.
	Number	Percentage(1)
Peter G. Livanos (2) (6)	19,003,509	11.9%
Marc Saverys (3)	17,026,896	10.7%
Victrix NV (4)	9,156,893	5.8%
Blue Mountain Capital Management LLC (5)(6)	8,867,209	5.6%
Directors and Executive Officers as a Group *	-	-
____________________
*	Less than 1.0% of our outstanding ordinary shares (excluding the shares which are held directly or indirectly by Mr. Peter G. Livanos and Mr. Marc Saverys).
(1)	Calculated based on 159,208,949 ordinary shares outstanding as of April 15, 2015.
(2)	Including shares held (a) directly by Mr. Livanos, (b) indirectly, through Ceres Investments (Cyprus) Limited, in which Mr. Livanos has a majority ownership interest, (c) indirectly through several entities whose share capital is owned by Mr. Livanos, and (d) by several entities controlled by Mr. Livanos for his own benefit and the benefit of his immediate family members. The business address of Mr. Livanos, as permanent representative of TankLog on our Board, is De Gerlachekaai 20, 2000 Antwerpen, Belgium.
(3)	Including shares held directly or indirectly by or for the benefit of Mr. Saverys. The business address of Mr. Saverys is De Gerlachekaai 20, 2000 Antwerpen, Belgium.
(4)	Including shares held directly or indirectly by or for the benefit of Ms.Virginie Saverys, who has voting or dispositive power over the shares held by Victrix NV. Ms. Virginie Saverys is the sister of Mr. Marc Saverys, the Vice Chairman of our Board of Directors. The business address of Victrix NV is Le Grellelei 20, 2000 Antwerpen, Belgium.
(5)	The business address of Blue Mountain Capital Management LLC is 280 Park Avenue, 5th Floor East, New York, NY 10017.
(6)	This information is derived from a Transparency Declaration Notice required to be filed with the Belgian Financial Services and Markets Authority and submitted to us in accordance with Belgian law.

On April 15, 2015, our issued share capital amounted to $173,046,122.14 divided into 159,208,949 ordinary shares with no par value. On the same date, 66,618,647 of our shares, our U.S. Shares, representing approximately 41.8% of our share capital, were reflected on the U.S. Register, in the names of 3 shareholders, which includes 61,618,647 shares held by CEDE & CO., as nominee holder for The Depository Trust Company.

In accordance with a May 2, 2007 Belgian law relating to disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing  miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach certain thresholds to notify the Company and the Belgian Financial Services and Markets Authority, or the FSMA, of such change as soon as possible and in any event within four trading days.  The minimum disclosure threshold is 5% of the Company's issued voting share capital. Further details in this respect can be found on the website of the FSMA: http://www.fsma.be/en/Supervision/fm/gv/ah/wetteksten/wetgeving.aspx. The information relating to Blue Mountain Capital Management LLC included in the table above has been obtained from such notices.

To our knowledge, we are neither directly nor indirectly owned nor controlled by any other corporation, by any government or by any other natural or legal person severally or jointly.  Pursuant to Belgian law and our organizational documents, to the extent that we may have major shareholders at any time, we may not give them different voting rights from any of our other shareholders.

We are aware of no arrangements which may at a subsequent date result in a change in control of our company.

B.	Related party transactions.
Services Agreement with CMB
We received legal services from CMB pursuant to a Services Agreement, dated January 1, 2006, which we believe was on arms' length terms. During the year ended December 31, 2013, we paid CMB $61,895 in consideration for its services, as compared to $265,000 for the same period in 2012. This agreement was terminated at the end of 2013.

During the year ended December 31, 2014, Euronav paid CMB a total of $17,745 for stationery provided by CMB.
Mr. Saverys, the Vice Chairman of our Board of Directors, currently controls Saverco, a company that is currently CMB's majority shareholder, and may be deemed to beneficially own 10.7% of our outstanding ordinary shares.
Registration Rights Agreement
On January 28, 2015, we entered into a registration rights agreement with companies affiliated with our Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our Vice Chairman, Marc Saverys, or the Saverco Shareholders.
Pursuant to the registration rights agreement, each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will have the right, subject to certain terms and conditions, to require us, on one occasion each beginning 90 days following the closing of our initial public offering and ending 12 calendar months after our ordinary shares have been registered under the Exchange Act, to cause us to register under the Securities Act our ordinary shares held by them for offer and sale to the public, including by way of an underwritten public offering. Each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will be able to piggyback on the others' demand registration. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group's shares is declared effective.
Once we are eligible to do so, commencing 12 calendar months after the ordinary shares have been registered under the Exchange Act, the Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for non-compliance with the registration rights agreement.
Chartering with Joint Venture Entities
Ardenne Venture
From September 2001 until September 2012, we chartered-in the VLCC Ardenne Venture from Great Hope Enterprises Ltd., one of our 50%-owned joint ventures with Kriss Investment Company at a rate of $35,000 per day.
Cap Isabella
On March 15, 2013, we sold the newbuilding Suezmax Cap Isabella to Belle Shipholdings Ltd., a related party, pursuant to a sale and leaseback agreement for a net selling price of $52.9 million, which was used to pay the final shipyard installment due at delivery of $55.2 million. The stock of Belle Shipholdings Ltd. is held for the benefit of immediate family members of Peter Livanos, the representative of our corporate director TankLog Holdings Limited. Mr. Livanos notified our Board of Directors which met on March 14, 2013, that pursuant to the provisions of the Belgian Code of Companies relating to the existence of conflicts of interest, he had a direct or indirect patrimonial interest that conflicts with the interests of the Company in respect of this sale and therefore, did not participate in the deliberation or the vote that authorized us to sell the Cap Isabella on the basis of current market values. The bareboat charter was terminated on October 8, 2014 upon delivery of the vessel to its new owner.
The Cap Isabella was a newbuilding from Samsung Heavy Industries. We chartered the ship back on bareboat for a fixed period of two years with three options in our favor to extend for a further year. On July 31, 2014, Belle Shipholdings sold the Cap Isabella to a third-party. Pursuant to the sale and leaseback agreement, we are entitled to receive a share of the profit resulting from the sale of the vessel by Belle Shipholdings of approximately $4.3 million, which was recorded in the fourth quarter of 2014.

Eugenie, Devon, Capt. Michael, Maria
The Eugenie, Devon, Capt. Michael, Maria are owned, respectively, by Fiorano Shipholding Ltd., Larvotto Shipholding Ltd., Fontvieille Shipholding Ltd. and Moneghetti Shipholding Ltd., our 50%-owned joint ventures which we own with JM Maritime Investments Inc. John Michael Radziwill, one of our directors, is the son of John Radziwill who owns JM Maritime Investments Inc. John Michael Radziwill is not a shareholder or director of JM Maritime Investments Inc. nor is he employed by JM Maritime.
Loans to Our Joint Venture Entities
Fontvieille Shareholder Loan
On April 24, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Fontvieille Shipholding Limited, one of our 50%-owned joint ventures that we own with Bretta Tanker Holdings Ltd., or Bretta Tanker Holdings. The proceeds of this loan were used to partially finance the acquisition of Eugene and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2014, 2013, and 2012 were $29.0 million, $26.2 million and $23.9 million, respectively. As of December 31, 2014 and December 31, 2013, the outstanding balances on this loan were $27.8 million and $26.0 million, respectively.
Moneghetti Shareholder Loan
On April 24, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Moneghetti Shipholding Limited, one of our 50%-owned joint ventures that we own with Bretta Tanker Holdings. The proceeds of this loan were used to partially finance the acquisition of Devon and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2014, 2013 and 2012 were $21.6 million, $20.2 million and $19.2 million, respectively. As of December 31, 2014 and December 31, 2013, the outstanding balances on this loan were $19.6 million and $20.2 million, respectively.
Larvotto Shareholder Loan
On May 16, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Larvotto Shipholding Limited, one of our 50%-owned joint ventures that we own with JM Maritime Investments Inc., or JM Maritime. The proceeds of this loan were used to partially finance the acquisition of Maria and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2014, 2013 and 2012 were $26.0 million, $23.5 million and $22.4 million, respectively. As of December 31, 2014 and December 31, 2013, the outstanding balances on this loan were $24.2 million and $23.5 million, respectively.
Fiorano Shareholder Loan
On August 28, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Fiorano Shipholding Limited, one of our 50%-owned joint ventures that we own with JM Maritime. The proceeds of this loan were used to partially finance the acquisition of Capt. Michael and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2014, 2013 and 2012 were $27.5 million, $26.0 million and $24.2 million, respectively. As of December 31, 2014 and December 31, 2013, the outstanding balances on this loan were $26.4 million and $25.4 million, respectively.
Loan Agreements of Our Joint Ventures
For a description of our Joint Venture Loan Agreements, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Joint Venture Credit Facilities (at 50% economic interest)."
Guarantees
For a description of our guarantees, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Guarantees."

Properties
We lease office space in Belgium pursuant to a lease agreement with Reslea N.V., an entity controlled by Saverco, one of our majority shareholders, which we believe was on arms' length terms. Under this lease, we paid an annual rent of $199,032 for the year ended December 31, 2013 and an annual rent of $207,738 for the year ended December 31, 2014. This lease expires on August 31, 2021.
We lease office space, through our subsidiary Euronav Ship Management Hellas, in Piraeus, Greece, pursuant to a lease agreement with Nea Dimitra Ktimatiki Kai Emporiki S.A., an entity controlled by Ceres Shipping, which we believe was on arms'-length terms. Mr. Livanos who serves as the Chairman of our board through his appointment as the permanent representative of TankLog on our board, is the Chairman and sole shareholder of Ceres Shipping. Under this lease, we paid an annual rent of $188,040 for the year ended December 31, 2013 and an annual rent of $198,822 for the year ended December 31, 2014. This lease expires on May 31, 2018.
We sublease office space in our new London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to sublease agreements, dated September 25, 2014, with GasLog Services UK Limited and Unisea Maritime Limited, both parties related to Peter Livanos, which is on arms'-length terms. In 2014, under these subleases, we received  rent of USD $169,052 (2013: $0). These subleases expire on April 27, 2023.
We also sublease office space in our new London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a wholly-owned subsidiary of Tankers International LLC, of which we own 40% of the outstanding interests, which is on arms'-length terms. In 2014, under this sublease, we received rent of USD $88,738 (2013: $0). This sublease expires on April 27, 2023.
C.	Interests of experts and counsel.
Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A.            Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements."
Legal Proceedings
We are not involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position and results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Any such claims, even if lacking merit, could result in the expenditure of managerial resources and materially adversely affect our business, financial condition and results of operations.
Dividend Policy
Our Board of Directors may from time to time, declare and pay cash dividends in accordance with our Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Board of Directors (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends" or "intermediary dividends").
On April 1, 2015, we announced our new dividend policy. For future dividends, we intend to distribute at least 80% of our annual net consolidated profit in two instalments: first as an interim dividend, then as a balance payment corresponding to the final dividend. The interim dividend payout ratio, which may typically be more conservative than the yearly payout of at least 80% of net consolidated profit, is expected to be announced together with our half year results and to be paid in September. The final dividend will be proposed by our Board of Directors (and is subject to approval by our shareholders). We expect to announce the final dividend in the month of March, together with our group full year results and to pay the dividend after the approval of our shareholders at the annual shareholders meeting which takes place the second Thursday of the month of May and will be paid within the month of May.

Our Board of Directors has not declared or paid a dividend since 2010, but, at our annual shareholders' meeting to be held on May 13, 2015, the Board of Directors will propose to distribute a gross dividend in the amount of $0.25 per share to all shareholders. The dividend will be payable as from May 22, 2015. The shares will trade ex-dividend as from May 18, 2015 (record date May 19, 2015). The dividend to holders Belgian Shares will be paid in euros at the USD/EUR exchange rate of the record date. The $0.25 gross dividend per share paid from profits carried forward over financial year 2014 is, on this occasion, considered part of the new dividend policy for 2015.
Pursuant to the dividend policy set out above, our Board of Directors will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We cannot assure you that we will pay any dividends in the future or the amount of such dividends, if paid.
Pursuant to the Belgian Companies Code, the shareholders' meeting can, in principle, decide on the profit appropriation by a simple majority of votes cast at the general shareholders' meeting, and this on the basis of the most recently audited annual accounts that were drawn up in accordance with the generally accepted accounting principles in Belgium and on the basis of a (non-binding) proposal from our Board of Directors. Our Articles of Association also authorize the Board of Directors to pay interim dividends on the profit of the current financial year in accordance with the provisions of the Belgian Companies Code. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Articles of Association or by laws, such as the reserves not available for distribution in the event we hold treasury shares. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.
We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us.
For a discussion of the material tax consequences regarding the receipt of dividends we may declare, please see "Item 10. Additional Information—E. Taxation."
B.	Significant Changes.
Please see Note 28 - Subsequent Events to our Audited Consolidated Financial Statements included herein.
ITEM 9.	OFFER AND THE LISTING
A.            Offer and Listing Details.
Our share capital consists of ordinary shares issued without par value.  Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of April 15, 2015, our issued (and fully paid up) share capital was $173,046,122.14, which is represented by 159,208,949 ordinary shares with no par value.  The nominal value of our ordinary shares is $ 1.086912 per share.

Our ordinary shares have traded on Euronext Brussels, our principal trading market, since December 1, 2004 and on the NYSE since January 23, 2015, under the symbol "EURN."  We maintain the Belgian Register and, for the purposes of trading our shares on the NYSE, the U.S. Register.

All shares on Euronext Brussels trade in euros, and all shares on the NYSE trade in U.S. dollars.  The following tables set forth the high and low closing prices for our ordinary shares for the periods indicated, as reported by the NYSE and Euronext Brussels, respectively.

	NYSE		Euronext Brussels
	High (US$)	Low (US$)	High (EUR)	Low (EUR)
For the Fiscal Year Ended:
December 31, 2010	-	-	18.53	11.50
December 31, 2011	-	-	13.12	2.95
December 31, 2012	-	-	7.25	3.74
December 31, 2013	-	-	8	3.05
December 31, 2014	-	-	10.50	7.35

	NYSE				Euronext Brussels
	High (US$)		Low (US$)		High (EUR)	Low (EUR)
For the Quarter Ended:
March 31, 2013					5.10	3.44
June 30, 2013					4.24	3.05
September 30, 2013					4.81	3.60
December 31, 2013					8.65	4.59
March 31, 2014					10.50	8.23
June 30, 2014					9.39	7.86
September 30, 2014					9.94	8.21
December 31, 2014					10.45	7.35
March 31, 2015	12.54	*	10.95	*	$11.61	$9.60

	NYSE				Euronext Brussels
	High (US$)		Low (US$)		High (EUR)	Low (EUR)
For the Month:
October 2014	-				9.14	7.35
November 2014	-				9.87	8.40
December 2014	-				10.45	9.39
January 2015	12.32	*	11.67	*	11.13	10.16
February 2015	12.53		10.95		10.94	9.60
March 2015	12.54		11.07		11.61	10.40
April 2015 (through and including April 15, 2015)	13.50		12.61		12.85	11.70

* Period for the NYSE begins on January 23, 2015.

B.	Plan of Distribution
Not applicable
C.            Markets.
Our ordinary shares trade on the NYSE and Euronext Brussels under the symbol "EURN."
For a discussion of our ordinary shares which are listed and eligible for trading on the NYSE and Euronext Brussels, please See "Item 10. Additional Information — B. Memorandum and Articles of Association — Share Register."
D.            Selling Shareholders
Not applicable.
E.            Dilution
Not applicable.

F.            Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.            Share capital.
Not applicable.
B.            Memorandum and Articles of Association.
The following is a description of the material terms of our Articles of Association currently in effect. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our Articles of Association which have been filed as Exhibit 1.1 to this annual report.

Purpose

Our objectives are set forth in Section I, Article 2 of our Articles of Association. Our purpose, as stated therein, is to engage in operations related to maritime transport and shipowning, particularly the chartering in and out, the acquisition and sale of ships, and the opening and operation of regular shipping lines, but is not restricted to these activities.

Issued and Authorized Capitalization

As of April 15, 2015, our issued (and fully paid up) share capital was $173,046,122.14 which is represented by 159,208,949 ordinary shares with no par value. The shareholders' meeting of February 24, 2014 has authorized the Board of Directors to increase the share capital one or several times by a total maximum amount of $73,000,000 for a period of five years. Taking into account the fractional value of $1.086912 per share, the authorized capital of $73,000,000 allows the Board to issue additionally up to 67,162,750 ordinary shares without future shareholder approval. As of April 15, 2015 and taking into account the issuances of ordinary shares prior to that date, our Board of Directors is authorized to  issue up to an additional 28,447,659 ordinary shares without future shareholder approval.

Share History

On January 10, 2014, we received gross proceeds of $50.0 million upon the issuance of 5,473,571 of our existing ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the Maersk Acquisition Vessels.

On January 13, 2014, we issued 60 perpetual convertible preferred equity securities, each with a denomination of $2.5 million, which are convertible into our existing ordinary shares at the holders' option. The proceeds of the issuance are being used to strengthen our balance sheet liquidity, to diversify funding sources, and for general corporate and working capital purposes.
On February 6, 2014, we issued 9,459,286 ordinary shares upon the conversion of 30 out of the 60 issued and outstanding perpetual convertible preferred equity securities.
On February 24, 2014, we received gross proceeds of $300.0 million upon the issuance of 32,841,528 of our existing ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the Maersk Acquisition Vessels.

During the period from November 12, 2013 through April 22, 2014, we issued an aggregate of 20,969,473 existing ordinary shares upon conversion of $124,900,000 in aggregate principal amount of 1,249 Convertible Notes due 2018 at the holders' option. On February 20, 2014, we issued an optional redemption notice and on April 9, 2014, redeemed the last convertible note due 2018 outstanding as of April 2, 2014 for an aggregate of $101,227.78. As a result, no more convertible notes due 2018 are outstanding since that date.

On July 14, 2014, we received gross proceeds of $125.0 million upon the issuance of 10,556,808 of our ordinary shares in an underwritten private offering in Belgium mainly to a group of qualified investors at €8.70 per share (or $11.84 per share based on the USD/EUR exchange rate of EUR 1.00 per $1.3610). The proceeds of the offering were used to partially finance the purchase price of the four VLCC Acquisition Vessels.

In January 2015, we completed our underwritten initial public offering in the United States of 18,699,000 ordinary shares at $12.25 per share, for gross proceeds of $229.1 million.

In January 2015, we redeemed the remaining 250 outstanding convertible notes due 2015, with a face value of $100,000, at par. We held 18 of these notes. As a result, no more convertible notes due 2015 are outstanding.
On February 6, 2015, we issued 9,459,283 ordinary shares upon the conversion of the remaining 30 outstanding perpetual convertible preferred equity securities. As a result, no more perpetual convertible preferred equity securities are outstanding.

In March 2015, we completed our offer to exchange unregistered ordinary shares that were previously issued in Belgium (other than ordinary shares owned by our affiliates) for ordinary shares that were registered under the Securities Act of 1933, as amended, or the U.S. Exchange Offer, in which an aggregate of 42,919,647 ordinary shares were validly tendered and exchanged.

Ordinary Shares

Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders. Each share represents an identical fraction of the share capital and is either in registered or dematerialized form.

Share Register

We maintain a share register in Belgium, the Belgian Register, maintained by us, on which our Belgian Shares are reflected.  Our U.S. Shares are reflected in our U.S. Register that is maintained by Computershare.

The U.S. Shares, including the shares issued in the U.S. initial public offering and the Belgian Shares that have been repositioned into U.S. Shares pursuant to the U.S. Exchange Offer, have CUSIP B38564 108.  Only these shares, which are reflected in the U.S. Register may be traded on the NYSE.
The Belgian Shares have ISIN BE0003816338.  Only these shares, which are reflected in the Belgian Register, may be traded on Euronext Brussels.
For Belgian Shares, including shares that were either acquired on Euronext Brussels or prior to our initial public offering, to be traded on the NYSE and for U.S. Shares to be traded on Euronext Brussels, shareholders must reposition their shares to the appropriate component of our share register (the U.S. Register for listing and trading on the NYSE and the Belgian Register for listing and trading on Euronext Belgium).  As part of the repositioning procedure, the shares to be repositioned would be debited from the Belgian Register or the U.S. Register, as applicable, and cancelled from the holder's securities account, and simultaneously credited to the relevant register (the Belgian Register for shares to be eligible for listing and trading on Euronext Brussels and the U.S. Register for shares to be eligible for listing and trading on the NYSE) and deposited in the holder's securities account. The repositioning procedure is normally completed within three trading days, but may take longer and the Company cannot guarantee the timing.  The Company may suspend the repositioning of shares for periods of time, which we refer to as "freeze-outs," for certain corporate events, including the payment of dividends or shareholder meetings. In such cases, the Company plans to inform its shareholders about such freeze-outs on its website.

Please see the Company's website www.euronav.com for instructions on how to reposition your shares to be eligible for trading on either the NYSE or Euronext Brussels.

Dividend Rights

For a summary of our dividend policy and legal basis for dividends under Belgian law, see "Item 8: Financial Information – Dividend Policy."

Perpetual Convertible Preferred Equity Issues

On January 13, 2014, we issued 60 perpetual convertible preferred equity securities for net proceeds of $150.0 million, which are convertible into ordinary shares of us, at the holders' option. The perpetual convertible preferred equity securities bear interest at 6% during the first 5 years, which is payable annually in arrears in cash or in shares at our option. On February 6, 2014, we issued 9,459,286 ordinary shares upon the conversion of 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million, and on February 6, 2015, we issued 9,459,283 ordinary shares upon our exercise of our right to force the conversion of the remaining 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million. As a result, no more perpetual convertible preferred equity securities are outstanding.

Directors

Our Articles of Association provide that our Board of Directors shall consist of at least five members. Our Board of Directors currently consists of ten members, two of whom represent the principal shareholders. The Articles of Association provide that the members of the Board of Directors remain in office for a period not exceeding 4 years and are eligible for re-election. The term of a director comes to an end immediately after the annual shareholders' meeting of the last year of his term. Directors can be dismissed at any time by the vote of a majority of our shareholders.

The Board of Directors is our ultimate decision-making body, with the exception of the matters reserved for the general shareholders' meeting as provided by the Belgian Companies Code or by our Articles of Association.

Shareholder Meetings

The annual general shareholders' meeting is held annually on the second Thursday of May at 11 a.m. (Central European Time). If this day is a legal holiday, the meeting is held on the preceding business day.

The Board of Directors or the statutory auditor (or, as the case may be, the liquidators) can convene a special or extraordinary general shareholders' meeting at any time if the interests of the Company so require. Such general meetings must also be convened whenever requested by the shareholders who together represent a fifth of our share capital within three weeks of their request, provided that the reason of convening a special or extraordinary general shareholders' meeting is given.
In general, there is no quorum requirement for the general shareholders' meeting and decisions are taken with a simple majority of the votes, except as provided by law on certain matters.

Anti-Takeover Effect of Certain Provisions of Our Articles of Association

Our Articles of Association contain provisions which may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

For example, a shareholder's voting rights can be suspended with respect to ordinary shares that give such shareholder the right to voting rights above 5% (or a multiple of 5%) of the total number of voting rights attached to our ordinary shares on the date of the relevant general shareholder's meeting, unless we and the Belgian Financial Services and Markets Authority have been informed at least 20 days prior to the date of the relevant general shareholder's meeting in which the holder wishes to vote. In addition, our board of directors is authorized in our Articles of Association to (i) increase the Company's capital within the framework of the authorized capital with a maximum amount of USD 73,000,000 and (ii) buy back and sell the Company's own shares. These authorizations may be used by the board of directors in the event of a hostile takeover bid.

Transfer agent
The registrar and transfer agent for our ordinary shares in the United States is Computershare Trust Company N.A.

C.            Material contracts.

We refer you to "Item 4. Information on the Company—B. Business Overview," "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities," Item 6. Directors, Senior Management and Employees — E. Share Ownership— Equity Incentive Plan," and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a discussion of our material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.
Other than as set forth above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which we were a party during the two year period immediately preceding the date of this annual report.
D.            Exchange controls.
There are no Belgian exchange control regulations that would affect the import or export of capital, including the availability of cash and cash equivalents for use by the company's group or the remittance of dividends, interest or other payments to nonresident holders of the Company's securities.
See "Item 10. Additional information—E. Taxation" for a discussion of the tax treatment of dividends.
E.            Taxation.
United States Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership of our ordinary shares. This discussion does not purport to deal with the tax consequences of owning ordinary shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our ordinary shares through partnerships or other pass-through entitles, investors that own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, persons that will hold the ordinary shares as part of a hedging transaction, "straddle" or "conversion transaction," persons who are deemed to sell the ordinary shares under constructive sale rules and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who purchase ordinary and hold the ordinary shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the "Company," "we" and "us" are to Euronav NV and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of the Company
Taxation of Operating Income: In General
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.
In the absence of exemption from tax under Section 883 of the Code or an applicable U.S. income tax treaty, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income from U.S. Federal Income Taxation
Under the U.S.-Belgium income tax treaty (the "Belgian Treaty"), we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. Prior to our initial public offering in the United States, we have taken the position that we qualify for exemption under the Belgian Treaty. We believe that we will continue to satisfy the requirements for exemption under the Belgian Treaty for our 2014 taxable year and possible for our future taxable years. Alternatively, beginning with our 2015 taxable year, we may qualify for exemption under Section 883, as discussed below.
Under Section 883 of the Code and the regulations there under, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:
(1)            we are organized in a foreign country, or our country of organization, that grants an "equivalent exemption" to corporations organized in the United States; and
(2)            either
(A)            more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or
(B)            our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".
Each of the jurisdictions where our ship-owning subsidiaries are incorporated grant an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test given the widely held nature of our ordinary shares. Our ability to satisfy the Publicly-Traded Test is discussed below.
Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. After the initial public offering, our ordinary shares, which constitute our sole class of issued and outstanding stock, will continue to be "primarily traded" on the NYSE.
Under the Treasury Regulations, our ordinary shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Our ordinary shares, our sole class of stock, are listed on the NYSE and therefore we satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test". We believe we will satisfy the trading frequency and trading volume tests beginning with our 2015 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the "5 Percent Override Rule."
For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our ordinary shares. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.
In the event the 5 Percent Override Rule is triggered, the Treasury Regulations provide that the 5 Percent Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year.
We expect that we and each of our subsidiaries will qualify for exemption under Section 883 of the Code beginning with our 2015 taxable year. However, there is a risk that our 5% Stockholders may own 50% or more of our ordinary shares. In such scenario, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.
Taxation in the Absence of Exemption under Section 883 of the Code
To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:
•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.
U.S. Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of ordinary shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.
If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our ordinary shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the holder's ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our ordinary shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holders at preferential tax rates provided that (1) either we qualify for the benefits of the Belgian Treaty (which we expect to be the case) or the ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our ordinary shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Non-Corporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such ordinary share); and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar related property. There is no assurance that any dividends paid on our ordinary shares will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder.

As discussed below, our dividends may be subject to Belgian withholding taxes. A U.S. Holder may elect to either deduct his share of any foreign taxes paid with respect to our dividends in computing his Federal taxable income or treat such foreign taxes as a credit against U.S. federal income taxes, subject to certain limitations. No deduction for foreign taxes may be claimed by an individual who does not itemize deductions. Dividends paid with respect to our ordinary shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes. The rules governing foreign tax credits are complex and U.S. Holders are encouraged to consult their tax advisors regarding the applicability of these rules in a U.S. Holder's specific situation.
Special rules may apply to any "extraordinary dividend" generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Non-Corporate Holder's adjusted tax basis (or fair market value in certain circumstances) in a share of ordinary shares paid by us. If we pay an "extraordinary dividend" on our ordinary shares that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Ordinary shares
Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. The U.S. Holder's initial tax basis in its shares generally will be the U.S. Holder's purchase price for the shares and that tax basis will be reduced (but no below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under "—United States Federal Income Taxation of U.S. Holders—Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company
Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:
•	at least 75 percent of the corporation's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50 percent of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25 percent of the value of the subsidiary's stock.
Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business or receiving the rental income from a related party.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. In addition, we have received an opinion from our counsel Seward & Kissel LLP that, based on the current and anticipated valuation of our assets, including goodwill, and the composition of our income and assets, we should not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets and income to our counsel. While we believe these representations, valuations and projections to be accurate, no assurance can be given that they will continue to be accurate. Moreover, we have not sought, and we do not expect to seek, a ruling from the Internal Revenue Service, or the IRS, on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our ordinary shares, as discussed below.
If we were to be treated as a PFIC for any taxable year, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder's ordinary shares.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and such U.S. Holder would need to make a separate QEF election for any such subsidiaries. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.
Taxation of U.S. Holders Making a "Mark-to-Market" Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our shares are treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our ordinary shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The "mark-to-market" election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder's adjusted tax basis in the ordinary shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the ordinary shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his ordinary shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. It should be noted that the mark-to-market election would likely not be available for any of our subsidiaries which are treated as PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period before the taxable year for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of our ordinary shares. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the ordinary shares;
•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
These rules would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our ordinary shares. If a Non-Electing Holder who is an individual dies while owning our ordinary shares, such holder's successor generally would not receive a step-up in tax basis with respect to such shares.
United States Federal Income Taxation of "Non-U.S. Holders"
A beneficial owner of our ordinary shares that is not a U.S. Holder or an entity treated as a partnership is referred to herein as a "Non-U.S. Holder."
If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are encouraged to consult your tax advisor.
Dividends on Ordinary shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our ordinary shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Ordinary shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless:
•	the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or
•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the ordinary shares, including dividends and the gain from the sale, exchange or other disposition of the ordinary shares that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30 percent, or at a lower rate as may be specified by an applicable United States income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:
•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.
If a Non-U.S. Holder sells his ordinary shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his ordinary shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells ordinary shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.
Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our ordinary shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

Belgian Tax Considerations
In the opinion of Argo Law, the following are the material Belgian federal income tax consequences of the acquisition, ownership and disposal of shares by an investor, but does not address all tax consequences of the ownership and disposal of shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. The following does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions.
A Belgian resident is (i) an individual subject to Belgian personal income tax (i.e. an individual who has his domicile in Belgium or has the seat of his estate in Belgium, or a person assimilated to a Belgian resident), (ii) a company subject to Belgian corporate income tax (i.e. a company that has its registered office, its main establishment or its place of management in Belgium), (iii) an Organization for Financing Pensions, or an OFP, subject to Belgian corporate income tax (i.e., a Belgian pension fund incorporated under the form of an OFP), or (iv) a legal entity subject to the Belgian tax on legal entities (i.e. a legal entity other than a company subject to the corporate income tax that has its registered office, its main establishment or its place of management in Belgium). A Belgian non-resident is a person that is not a Belgian resident.
Investors are encouraged to consult their own advisers as to the tax consequences of the acquisition, ownership and disposal of the shares.
Dividends
For Belgian income tax purposes, the gross amount of all distributions made by the company to its shareholders is generally taxed as dividend, except for the repayment of statutory capital carried out in accordance with the Belgian Companies Code to the extent that the statutory capital qualifies as "fiscal" capital. The fiscal capital includes, in principle, the paid-up statutory capital and, subject to certain conditions, the paid issue premiums and the amounts subscribed to at the time of the issue of profit sharing certificates.
In general, a Belgian withholding tax of (currently) 25% is levied on dividends. In the case of a redemption of shares, the redemption price (after deduction of the part of the paid-up fiscal capital represented by the shares redeemed) will be treated as dividend that is subject to a Belgian withholding tax of 25% unless this redemption is carried out on a stock exchange and meets certain conditions. In the event of liquidation of the Company, a withholding tax of 25% will be levied on any distributed amount exceeding the paid-up fiscal capital.
Belgian tax law provides for certain exemptions from Belgian withholding tax on Belgian source dividends. If there is no exemption applicable under Belgian domestic tax law, the Belgian withholding tax can potentially be reduced for investors who are non-residents pursuant to the treaties regarding the avoidance of double taxation concluded between the Kingdom of Belgium and the state of residence of the non-resident shareholder (see below).
Belgian resident individuals who hold ordinary shares offered in the initial public offering as a private investment do not have to declare the dividend income in their personal income tax return since 25% Belgian withholding tax has been withheld which is the final tax due. If the dividend income would be declared in the personal income tax return, it will be taxed at 25% or, if lower, at the progressive personal income tax rates applicable to the taxpayer's overall declared income.
If the dividends are declared in the personal income tax return, the Belgian withholding tax paid can be credited against the final personal income tax liability of the investor and may also be refunded if it exceeds the final income tax liability with at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of, or capital loss on, the shares. This condition is not applicable if the Belgian individual can demonstrate that he has had full ownership of the shares during an uninterrupted period of 12 months prior to the attribution of the dividends.

Belgian resident individuals who acquire and hold the shares for professional purposes must always declare the dividend income in their personal income tax return and will be taxable at the individual's personal income tax rate increased with local surcharges. Withholding tax withheld at source may be credited against the personal income tax due and is reimbursable if it exceeds the income tax due with at least EUR 2.50, subject to two conditions: (i) the taxpayer must own the shares in full legal ownership at the time the dividends are paid or attributed, and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if the individual can demonstrate that he has held the full legal ownership of the shares for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.
For Belgian resident companies, the gross dividend income, including the Belgian withholding tax and excluding the foreign withholding tax, if any, must be added to their taxable income, which is, in principle, taxed at the ordinary corporate income tax rate of 33.99%. In certain circumstances lower tax rates may apply.
Belgian resident companies can generally deduct up to 95% of the gross dividend received from the taxable income ("dividend received deduction"), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds shares representing at least 10% of the share capital of the company or a participation in the company with an acquisition value of at least EUR 2,500,000; (2) the shares have been held or will be held in full legal ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in article 203 of the Belgian Income Tax Code are met (together the "Conditions for the application of the dividend received deduction regime").
For qualifying investment companies and for financial institutions and insurance companies, certain of the aforementioned conditions with respect to the dividend received deduction do not apply.
The Conditions for the application of the dividend received deduction regime depend on a factual analysis and for this reason the availability of this regime should be verified upon each dividend distribution.
The Belgian withholding tax may, in principle, be credited against the corporate income tax and is reimbursable if it exceeds the corporate income tax payable with at least EUR 2.50, subject to the two following conditions: (i) the taxpayer must own the shares in full legal ownership at the time of payment or attribution of the dividends and (ii) the dividend distribution may not give rise to a reduction in the value of, or a capital loss on, the shares. The latter condition is not applicable if the company proves that it held the shares in full legal ownership during an uninterrupted period of 12 months prior to the attribution of the dividends or if, during that period, the shares never belonged to a taxpayer who was not a resident company or who was not a non-resident company that held the shares through a permanent establishment in Belgium.
No Belgian withholding tax will be due on dividends paid by the Company to a resident company provided the resident company owns, at the time of the distribution of the dividend, at least 10% of the share capital of the Company for an uninterrupted period of at least one year and, provided further, that the resident company provides the Company or its paying agent with a certificate as to its status as a resident company and as to the fact that it has owned a 10% shareholding for an uninterrupted period of one year. For those companies owning a share participation of at least 10% in the share capital of the Company for less than one year, the Company will levy the withholding tax but, provided the company certifies its resident status and the date on which it acquired the shareholding, will not transfer it to the Belgian Treasury. As soon as the investor owns the share participation of at least 10% in the capital of the Company for one year, it will receive the amount of this temporarily levied withholding tax.
For Belgian pension funds incorporated under the form of an Organization for Financing Pensions, the dividend income is generally tax-exempt. Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.
The Belgian legal entities will be subject to the Belgian withholding tax on the dividends distributed by the Company. Under the current Belgian tax rules, Belgian withholding tax will represent the final tax liability and the dividends should, therefore, not be included in the tax returns of the legal entities.

For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment.
If the shares are acquired by a non-resident in connection with a business in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident individual or corporate income tax rate, as appropriate. Belgian withholding tax levied at source may be credited against non-resident individual or corporate income tax and is reimbursable if it exceeds the income tax due with at least EUR 2.50 and subject to two conditions: (1) the taxpayer must own the shares in full legal ownership at the time the dividends are paid or attributed and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the shares were held in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during the relevant period, the shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the shares in a Belgian establishment.
For non-resident companies whose shares are invested in a fixed base in Belgium or Belgian establishment the dividend received deduction will apply on the same conditions as apply for Belgian resident companies.
Belgian tax law provides for certain exemptions from withholding tax on Belgian source dividends distributed to non-resident investors. No Belgian withholding tax is due on dividends paid by the Company to a non-resident organization that is not engaged in any business or other profit making activity and is exempt from income taxes in its country of residence, provided that it is not contractually obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage the shares. The exemption will only apply if the organization signs a certificate confirming that it is the full legal owner or usufruct holder of shares, that it is a non-resident that is not engaged in any business or other profit making activity and is exempt from income taxes in its country of residence and that it has no contractual redistribution obligation. The organization must then forward that certificate to the Company or the paying agent.
If there is no exemption applicable under Belgian domestic tax law, the Belgian dividend withholding tax can potentially be reduced for investors who are non-residents pursuant to the treaties regarding the avoidance of double taxation concluded between the Kingdom of Belgium and the state of residence of the non-resident shareholder. Belgium has concluded tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 15%, 10%, 5% or 0% for residents of those countries, depending on conditions related to the size of the shareholding and certain identification formalities.
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation (the "U.S.—Belgium Treaty"). The U.S.—Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.—Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.—Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the Company during at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.—Belgium Treaty.
Additionally, dividends distributed to non-resident companies that (i) are either established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty, where that treaty or any other treaty concluded between Belgium and that jurisdiction includes a qualifying exchange of information clause; and (ii) qualify as a parent company, will be exempt from Belgian withholding tax provided that the shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10 per cent. of the Company's share capital and are held or will be held during an uninterrupted period of at least one year. A company qualifies as a parent company if: (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive of 23 July 1990 (90/435/EC), as amended, or, for companies established in a country with which Belgium has concluded a double tax treaty and where that treaty or any other treaty concluded between Belgium and that country includes a qualifying exchange of information clause, it has a legal form similar to the ones listed in such annex, (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.

In order to benefit from this exemption, the investor must provide the Company or its paying agent with a certificate confirming its qualifying status and the fact that it satisfies the required conditions. If the investor holds the shares for less than one year, at the time the dividends are paid on or attributed to the shares, the Company must deduct the withholding tax but does not need to transfer it to the Belgian Treasury provided that the investor certifies its qualifying status, the date from which the investor has held the shares, and the investor's commitment to hold the shares for an uninterrupted period of at least one year. The investor must also inform the Company or its paying agent when the one-year period has expired or if its shareholding drops below 10 per cent. of the Company's share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax will be paid to the investor.
Prospective holders are encouraged to consult their own tax advisers to determine whether they qualify for an exemption or a reduction of the withholding tax rate upon payment of dividends and, if so, the procedural requirements for obtaining such an exemption or a reduction upon the payment of dividends or making claims for reimbursement.
Capital gains and losses
Belgian resident individuals acquiring the shares as a private investment should not be subject to Belgian capital gains tax on the disposal of the shares and capital losses are not tax deductible. However, capital gains realized by a private individual are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realized outside the scope of the normal management of the individual's private estate. Capital losses incurred in such transactions are generally not tax deductible.
Capital gains realized by Belgian resident individuals on the disposal of the shares for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in the Company (i.e., a shareholding of more than 25% in the Company). This capital gains tax does, in principal, not apply if the shares are transferred to the above-mentioned persons provided that they are established in the European Economic Area (EEA).
Belgian resident individuals who hold shares for professional purposes are taxed at the ordinary progressive income tax rates increased by the applicable local surcharges on any capital gains realized upon the disposal of the shares. If the shares were held for at least five years prior to such disposal, the capital gains tax would, however, be levied at a reduced rate of 16.5% (plus local surcharges). Losses on shares incurred by such an investor are tax deductible.
Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the shares provided that (i) the conditions relating to the taxation of the underlying distributed income in the framework of the dividend received deduction, as described in article 203 of the Belgian Income Tax Code, are satisfied, and (ii) that the shares have been held in full legal ownership for an uninterrupted period of at least one year, except for companies which do not qualify as a small-and-medium sized company as any realized capital gain will be taxed at 0.412%.
If the holding condition mentioned under (ii) is not met (but the condition relating to the taxation of the underlying distributed income mentioned under (i) is met) then the capital gain will be taxable at a separate corporate income tax rate of 25.75%. If the condition mentioned under (i) would not be met, the capital gains realized will be taxable at the ordinary corporate income tax rate of principally 33.99%.
Capital losses on shares are, in principle, not tax deductible. However, shares held in the trading portfolios of qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. In general, the capital gains on such shares are taxable at the corporate income tax rate of 33.99% and capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

Belgian pension funds incorporated under the form of an OFP are, in principle, not subject to Belgian capital gains taxation on the disposal of the shares, and capital losses are not tax deductible.
Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of the shares, except in the case of the transfer of a substantial shareholding to an entity established outside the EEA (see the sub-section regarding Belgian resident individuals above).
Capital losses on shares incurred by Belgian resident legal entities are not tax deductible.
Capital gains realized on the shares by a Belgian non-resident individual that has not acquired the shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment are generally not subject to taxation, unless the gain is deemed to be realized outside the scope of the normal management of the individual's private estate. In such an event the gain is subject to a final professional withholding tax of 30.28%. However, Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gain taxation on such gains realized by residents of those countries. Capital losses are principally not tax deductible.
Capital gains will be taxable at the ordinary progressive income tax rates and capital losses will be tax deductible, if those gains or losses are realized on shares by a non-resident individual that holds shares in connection with a business conducted in Belgium through a fixed base in Belgium.
Capital gains realized by non-resident individuals on the transfer of a substantial shareholding to an entity established outside the EEA are generally subject to the same regime as Belgian resident individuals. However, Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gain taxation on such gains realized by residents of those countries. Capital losses are generally not tax deductible.
Capital gains realized on the shares by non-resident companies or non-resident entities that have not acquired the shares in connection with a business conducted in Belgium through a Belgian permanent establishment are generally not subject to taxation and losses are not tax deductible.
Capital gains realized by non-resident companies or other non-resident entities that hold the shares in connection with a business conducted in Belgium through a Belgian permanent establishment are generally subject to the same regime as Belgian resident companies.
Belgian Tax on Stock Exchange Transactions
A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of existing shares through a professional intermediary established in Belgium on the secondary market, or "secondary market transactions." The tax is due by both the transferor and the transferee separately. The applicable rate amounts to 0.27% of the consideration paid but with a cap of 800 euros per transaction and per party.
Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, shares in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.
In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of October 27, 2006 relating to the control professional retirement institutions acting for their own account, or (iv) collective investment institutions acting for their own account.
Application of the tonnage tax regime to the Company
The Belgian Ministry of Finance approved our application on October 23, 2013 for beneficial tax treatment of certain of our vessel operations income.

Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis (which is, on the basis of the tonnage of the vessels it operates), rather than on the basis of our accounting results, as adjusted, for Belgian corporate income tax purposes. This tonnage tax regime was initially granted for 10 years and was renewed for an additional 10-year period in 2013.
Certain of our subsidiaries that were formed in connection with our acquisition of the Maersk Acquisition Vessels are subject to the ordinary Belgian corporate income tax regime, however, which benefit from a tax investment allowance due to the acquisition. However, we have decided to apply for the Belgian tonnage tax regime for those subsidiaries.
Other Income Tax Considerations
In addition to the income tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.
Potential Application of Article 228, §3 ITC
Under a strict reading of Article 228, §3 of the Belgian Income Tax Code 1992, or the ITC, capital gains realized on shares by non-residents could be subject to Belgian taxation, levied in the form of a professional withholding tax, if the following three conditions are cumulatively met: (i) the capital gain would have been taxable if the non-resident were a Belgian tax resident, (ii) the income is "borne by" a Belgian resident or by a Belgian establishment of a foreign entity (which would, in such a context, mean that the capital gain is realized upon a transfer of shares to a Belgian resident or to a Belgian establishment of a foreign entity, together a "Belgian Purchaser"), and (iii) Belgium has the right to tax such capital gain pursuant to the applicable double tax treaty, or, if no such tax treaty applies, the non-resident does not demonstrate that the capital gain is effectively taxed in its state of residence. However, it is unclear whether a capital gain included in the purchase price of an asset can be considered to be "borne by" the purchaser of the asset within the meaning of the second condition mentioned above. Furthermore, applying this withholding tax would require that the Belgian Purchaser is aware of (i) the identity of the non-resident (to assess the third condition mentioned above), and (ii) the amount of the capital gain realized by the non-resident (since such amount determines the amount of professional withholding tax to be levied by the Belgian Purchaser). Consequently, the application of this professional withholding tax on transactions with respect to the shares occurring on the stock exchange would give rise to practical difficulties as the seller and purchaser typically do not know each other. In addition to these uncertainties, the parliamentary documents of the law that introduced Article 228, §3 ITC support the view that the legislator did not intend for Article 228, §3 ITC to apply to a capital gain included in the purchase price of an asset, but only to payments for services. On July 23, 2014, formal guidance on the interpretation of article 228, §3 ITC has been issued by the Belgian tax authorities (published in the Belgian Official Gazette on July 23, 2014). The Belgian tax authorities state therein that article 228, §3 ITC only covers payments for services, as a result of which no professional withholding tax should apply to capital gains realized by non-residents in the situations described above. It should, however, be noted that a formal guidance issued by the tax authorities does not supersede and cannot amend the law if the latter is found to be sufficiently clear in itself.
F.	Dividends and paying agents.
Not applicable.
G.	Statement by experts.
Not applicable.
H.	Documents on display.
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.euronav.com.  This web address is provided as an inactive textual reference only.  Information contained on our website does not constitute part of this annual report.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:
Euronav NV
De Gerlachekaai 20, 2000 Antwerpen
Belgium
Telephone: 011-32-3-247-4411

I.	Subsidiary Information
Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2014 by approximately $8.5 million ($8.8 million in 2013).
We are exposed to currency risk related to our operating expenses expressed in euros. In 2014, about 13.5% (2013: 18.3%) of the total operating expenses were incurred in euros. Revenue and the financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the euro against the dollar at December 31, would have decreased our profit or loss by $9.1 million (2013: $8.2 million). A 10 percent weakening of the euro against the dollar at December 31, would have had the equal but opposite effect.
We are exposed to credit risk from our operating activities (primarily for trade receivables) and from our financing activities, including deposits with banks and financial institutions.  We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions.  The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on the rating agency, Standard & Poor's Financial Services LLC.
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity.  Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.  A significant part of our vessels are currently exposed to the spot market. Every increase (decrease) of $1,000 on a Spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by $9.9 million (2013: $6.8 million)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Use of Proceeds
Our Registration Statement on Form F-1 (Registration No. 333-198625), relating to our underwritten initial public offering of ordinary shares, was declared effective by the SEC on January 22, 2015. The offering date of the initial public offering was January 23, 2015 and the initial public offering was completed on January 28, 2015. Deutsche Bank Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as joint book-running managers and as representatives of the underwriters for the initial public offering in the United States. DNB Markets, Inc., Skandinaviska Enskilda Banken AB (publ) and Evercore Group L.L.C. acted as senior managers. ABN Amro Securities (USA), Scotia Capital (USA) Inc., Clarkson Capital Markets LLC and KBC Securities USA, Inc. acted as co-managers. RMK Maritime Capital LLC acted as an underwriter in our initial public offering but did not receive an allocation of ordinary shares.   An aggregate of 18,699,000 registered ordinary shares were sold in the initial public offering at a public offering price of $12.25 per share, including 2,439,000 ordinary shares that we sold pursuant to the underwriters' exercise of their option to purchase additional shares, for gross offering proceeds totaling $229.1 million.
The total net proceeds to us from the offering were approximately $210.0 million, after deducting the portion of underwriters' discounts and commissions and expenses payable by us of approximately $19.0 million. The discount to the underwriters was $0.796 per share for an aggregate underwriting discount of approximately $14.9 million. We incurred other offering-related expenses (including filing, legal and accounting fees) of approximately $4.0 million.
As of the date of this annual report, we have used the net proceeds of the initial public offering to repay our $235.5 million bond.
ITEM 15.	CONTROLS AND PROCEDURES
(a)	Disclosure of controls and procedures.
We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
(b)            Management's annual report on internal control over financial reporting.
This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
(c)            Attestation report of the registered public accounting firm.
This annual report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. We are an "emerging growth company" as defined in the JOBS Act. As an "emerging growth company," we are exempt from having our independent auditors assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.
(d)            Changes in internal control over financial reporting.
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
In accordance with the rules of the NYSE, the exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as Audit and Risk Committee, whose members as of December 31, 2014 are Mr. Thomson, as Chairman, Mr. Drouliscos, Mr. Bradshaw and Mr. Metherell, and Mr. Thomson has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards of the NYSE.
ITEM 16B.	CODE OF ETHICS
We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of ethics has been filed as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2014 and is also available on our website at www.euronav.com.  We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder.
Shareholders may also request a copy of our code of ethics at no cost, by writing or telephoning us at the following address:
Euronav NV
De Gerlachekaai 20, 2000 Antwerpen
Belgium
Telephone: 011-32-3-247-4411

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants for the years ended December 31, 2014 and 2013 were KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises Burg.  CVBA (KPMG). The following table sets forth the fees related to audit and other services provided by KPMG.
(in U.S. dollars)	December 31, 2014	December 31, 2013
Audit fees	492,496	404,190
Audit-related fees	1,509,927	15,940
Taxation fees	71,807	31,481
All other fees	-	-
Total	2,074,230	451,611

Audit Fees

Audit fees are fees billed for services that provide assurance on the fair presentation of financial statements and encompass the following specific elements:

•	An audit opinion on our consolidated financial statements;
•	An audit opinion on the statutory financial statements of individual companies within the Euronav Group, where legally required;
•	A review opinion on interim financial statements;
•	In general, any opinion assigned to the statutory auditor by local legislation or regulations.
Audit-Related Fees

Audit-related fees are fees for assurance or other work traditionally provided to us by external audit firms in their role as statutory auditors. These services usually result in a certification or specific opinion on an investigation or specific procedures applied, and include opinion/audit reports on information provided by us at the request of a third party (for example, prospectuses, comfort letters).

Audit related fees for 2014 mainly related to services performed in connection with our initial public offering in the United States.

Tax Fees

Tax fees in 2014 and 2013 were related to other services.
ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
None.
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.

ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a Belgian company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards.  Set forth below is a list of those differences.
Independence of Directors.    The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Belgian law, our Board of Directors does not currently, and may not in the future, consist of a majority of independent directors.  Our Board of Directors currently consists of ten directors, five of which are considered "independent" according to NYSE's standards for independence.
Compensation Committee and Nominating/Corporate Governance Committee.    The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors. As permitted under Belgian law, our Remuneration Committee and Corporate Governance and Nomination Committee does not currently, and may not in the future, consist entirely of independent directors.
Audit Committee.    The NYSE requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. Under Belgian law, our Audit and Risk Committee need not be comprised of three entirely independent directors. Although we are not required to do so under Rule 10A-3 under the Exchange Act, our Audit and Risk Committee is currently comprised of four independent directors.
Corporate Governance Guidelines.    The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Belgian law, but we have adopted a corporate governance charter in compliance with Belgian law requirements.
Information about our corporate governance practices may also be found on our website, http://www.euronav.com, under "Legal & Corp/Corp Governance."
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See "Item 18. Financial Statements."
ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises Burg. CVBA (KPMG) thereon, are set forth on page F-2 and are filed as a part of this report.
ITEM 19.	EXHIBITS
Exhibit Number	Description

1.1	Coordinated Articles of Association

2.1	Form of Ordinary Share Certificate (1)

4.1	Registration Rights Agreement, dated January 28, 2015

4.2	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.3	$750.0 Million Secured Loan Facility, dated June 22, 2011 (1)

4.4	$300.0 Million Secured Loan Facility, dated April 3, 2009 (1)

4.5	$65.0 Million Secured Loan Facility, dated December 23, 2011 (1)

4.6	$500.0 Million Senior Secured Credit Facility, dated March 25, 2014 (1)

4.7	$50.0 Million FSO Guarantee Facility, dated July 24, 2009 (1)

4.8	Supplemental Letter to $50.0 Million FSO Guarantee Facility, dated September 23, 2010 (1)

4.9	$500.0 Million Secured Loan Facility (TI Africa and TI Asia), dated October 3, 2008 (1)

4.10	$135.0 Million Secured Loan Facility (Fontveille and Moneghetti), dated April 23, 2008 (1)

4.11	First Supplemental Agreement Relating to the $135.0 Million Secured Loan Facility (Fontveille and Moneghetti), dated June 29, 2012 (1)

4.12	Second Supplemental Agreement Relating to the $135.0 Million Secured Loan Facility (Fontveille and Moneghetti), dated June 5, 2013 (1)

4.13	$76.0 Million Secured Loan Facility (Fiorano), dated October 23, 2008 (1)

4.14	$67.5 Million Secured Loan Facility (Larvotto), dated August 29, 2008 (1)

4.15	Framework Agreement in relation to the purchase of the Maersk Acquisition Vessels, dated January 3, 2014, by and among Maersk Tankers Singapore Pte. Ltd. and Euronav NV (1)

4.16
Addendum No. 1, to Framework Agreement in Relation to the purchase of the Maersk Acquisition Vessels, dated May 23, 2014, by and among Maersk Tankers Singapore Pte. Ltd, as sellers, and Euronav NV, as buyers (1)

4.17	Form of Memorandum of Agreement by and among Maersk Tankers Singapore Pte. Ltd., as seller, and Euronav NV, as buyer, in relation to the purchase of the Maersk Acquisition Vessels (1)

4.18	Framework Agreement in relation to the purchase of the VLCC Acquisition Vessels, dated July 7, 2014, by and among Maersk Tankers Singapore Pte. Ltd., and Euronav NV (1)

4.19	Form of Memorandum of Agreement by and among Maersk Tankers Singapore Pte. Ltd., as seller, and Euronav NV, as buyer, in relation so the purchase of the VLCC Acquisition Vessels (1)

4.20	$340.0 Million Senior Secured Credit Facility, dated October 13, 2014 (1)

4.21	Long Term Incentive Plan, dated February 12, 2015.

8.1	List of Subsidiaries (1)

11.1	Code of Conduct

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

_____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-198625 and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURONAV NV

	By:	/s/ Hugo De Stoop
Name: Hugo De Stoop Title: Chief Financial Officer
Date: April 30, 2015

EURONAV NV

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Euronav NV:
We have audited the accompanying consolidated statements of financial position of Euronav NV and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for each of the years in the three‑year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euronav NV and subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises Burg. CVBA
/s/ Jos Briers Bedrijfsrevisor / Réviseur d'Entreprises

Kontich, BELGIUM
April 28, 2015

EURONAV NV
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
For the years ended December 31, 2014 and 2013
(in thousands of USD)

	December 31, 2014	December 31, 2013
ASSETS

Current assets
Trade and other receivables (Note 11)	194,733	95,913
Current tax assets	36	36
Cash and cash equivalents (Note 12)	254,086	74,309
Non-current assets held for sale (Note 3)	89,000	21,510

Total current assets	537,855	191,768

Non-current assets
Vessels (Note 8)	2,258,334	1,434,800
Other tangible assets (Note 8)	1,226	633
Prepayments (Note 8)	16,601	10,000
Intangible assets	29	31
Receivables (Note 10)	258,447	259,535
Investments in equity-accounted investees (Note 25)	17,332	23,114
Deferred tax assets (Note 9)	6,536	880

Total non-current assets	2,558,505	1,728,993

TOTAL ASSETS	3,096,360	1,920,761

EQUITY and LIABILITIES

Equity
Share capital	142,441	58,937
Share premium	941,770	365,574
Translation reserve	379	946
Hedging reserve (Note 19)	-	(1,291)
Treasury shares (Note 13)	(46,062)	(46,062)
Other equity interest	75,000	-
Retained earnings	359,180	422,886

Equity attributable to owners of the Company	1,472,708	800,990

Current Liabilities
Trade and other payables (Note 18)	125,555	107,094
Tax liabilities	1	21
Bank loans (Note 15)	146,303	137,677
Convertible and other Notes (Note 15)	23,124	-
Provisions	412	-

Total current liabilities	295,395	244,792

Non-current liabilities
Bank loans (Note 15)	1,088,026	710,086
Convertible and other Notes (Note 15)	231,373	125,822
Other payables (Note 16)	489	31,291
Deferred tax liabilities (Note 9)	-	-
Employee benefits (Note 17)	2,108	1,900
Amounts due to equity-accounted joint ventures (Note 25)	5,880	5,880
Provisions	381	-

Total non-current liabilities	1,328,257	874,979

TOTAL EQUITY and LIABILITIES	3,096,360	1,920,761

The accompanying notes on pages F-8 through F-65 are an integral part of these consolidated financial statements

EURONAV NV
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the years ended December 31, 2014, 2013 and 2012
(in thousands of USD except per share amounts)

	2014	2013	2012
	Jan.1 - Dec 31, 2014	Jan.1 - Dec 31, 2013	Jan.1 - Dec 31, 2012
Shipping revenue
Revenue (Note 4)	473,985	304,622	320,836
Gains on disposal of vessels/other tangible assets (Note 8)	13,122	8	10,067
Other operating income	11,411	11,520	10,478
Total shipping revenue	498,518	316,150	341,381

Operating expenses
Voyage expenses and commissions (Note 5)	(118,303)	(79,584)	(72,100)
Vessel operating expenses (Note 5)	(124,089)	(105,911)	(109,539)
Charter hire expenses (Note 5)	(35,664)	(21,031)	(28,920)
Losses on disposal of vessels/other tangible assets (Note 3)	-	(215)	-
Impairment on non-current assets held for sale (Note 8)	(7,416)	-	(32,080)
Depreciation tangible assets (Note 8)	(160,934)	(136,882)	(146,881)
Depreciation intangible assets	(20)	(76)	(181)
General and administrative expenses (Note 5)	(40,565)	(27,165)	(30,797)
Total operating expenses	(486,991)	(370,864)	(420,498)

RESULT FROM OPERATING ACTIVITIES	11,527	(54,714)	(79,117)

Finance income (Note 6)	2,617	1,993	5,349
Finance expenses (Note 6)	(95,970)	(54,637)	(55,507)
Net finance expenses	(93,353)	(52,644)	(50,158)

Share of profit(loss) of equity accounted investees (net of income tax) (Note 25)	30,286	17,853	9,953

PROFIT (LOSS) BEFORE INCOME TAX	(51,540)	(89,505)	(119,322)

Income tax benefit (expense) (Note 7)	5,743	(178)	726

PROFIT (LOSS) FOR THE PERIOD	(45,797)	(89,683)	(118,596)

Attributable to:
Owners of the company	(45,797)	(89,683)	(118,596)

Basic Net income/(loss) per share (basic) (Note 14)	(0.39)	(1.79)	(2.37)
Diluted Net income/(loss) per share (diluted) (Note 14)	(0.39)	(1.79)	(2.37)

Weighted average number of shares (basic) (Note 14)	116,539,018	50,230,438	50,000,000
Weighted average number of shares (diluted) (Note 14)	116,539,018	50,230,438	50,000,000

The accompanying notes on pages F-8 through F-65 are an integral part of these consolidated financial statements

EURONAV NV
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended December 31, 2014, 2013 and 2012
(in thousands of USD)

	2014	2013	2012
	Jan.1 - Dec 31, 2014	Jan.1 - Dec 31, 2013	Jan.1 - Dec 31, 2012

Profit/(loss) for the period	(45,797)	(89,683)	(118,596)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability(asset) (Note 17)	(393)	263	-386

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	(567)	216	78
Cash flow hedges - effective portion of changes in fair value (Note 19)	1,291	5,430	3,871
Equity-accounted investees - share of other comprehensive income (Note 25)	2,106	3,077	1,015

Other comprehensive income, net of tax	2,437	8,986	4,578

Total comprehensive income for the period	(43,360)	(80,697)	(114,018)

Attributable to:
Owners of the company	(43,360)	(80,697)	(114,018)

The accompanying notes on pages F-8 through F-65 are an integral part of these consolidated financial statements

EURONAV NV
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended December 31, 2014, 2013 and 2012
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2012	56,248	353,063	652	(10,592)	(46,062)	627,679	980,988	-	980,988

Profit (loss) for the period	-	-	-	-	-	(118,596)	(118,596)	-	(118,596)
Total other comprehensive income	-	-	78	3,871	-	629	4,578	-	4,578
Total comprehensive income	-	-	78	3,871	-	(117,967)	(114,018)	-	(114,018)

Transactions with owners of the company
Total transactions with owners	-	-	-	-	-	-	-	-	-

Balance at December 31, 2012	56,248	353,063	730	(6,721)	(46,062)	509,712	866,970	-	866,970

Balance at January 1, 2013	56,248	353,063	730	(6,721)	(46,062)	509,712	866,970	-	866,970

Profit (loss) for the period	-	-	-	-	-	(89,683)	(89,683)	-	(89,683)
Total other comprehensive income	-	-	216	5,430	-	3,340	8,986	-	8,986
Total comprehensive income	-	-	216	5,430	-	(86,343)	(80,697)	-	(80,697)

Transactions with owners of the company
Issue of ordinary shares and issue and conversion convertible Notes (Note 13)	2,689	12,511	-	-	-	(666)	14,534	-	14,534
Equity-settled share-based payment (Note 23)	-	-	-	-	-	183	183	-	183
Total transactions with owners	2,689	12,511	-	-	-	(483)	14,717	-	14,717

Balance at December 31, 2013	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Balance at January 1, 2014	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Profit (loss) for the period	-	-	-	-	-	(45,797)	(45,797)	-	(45,797)
Total other comprehensive income	-	-	(567)	1,291	-	1,713	2,437	-	2,437
Total comprehensive income	-	-	(567)	1,291	-	(44,084)	(43,360)	-	(43,360)

Transactions with owners of the company
Issue of ordinary shares (Note 13)	53,119	421,881	-	-	-	(12,694)	462,306	-	462,306
Issue and conversion convertible Notes (Note 13)	20,103	89,597	-	-	-	(7,422)	102,278	-	102,278
Issue and conversion perpetual convertible preferred equity (Note 13)	10,282	64,718	-	-	-	(3,500)	71,500	75,000	146,500
Equity-settled share-based payment (Note 23)	-	-	-	-	-	3,994	3,994	-	3,994
Total transactions with owners	83,504	576,196	-	-	-	(19,622)	640,078	75,000	715,078

Balance at December 31, 2014	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

The accompanying notes on pages F-8 through F-65 are an integral part of these consolidated financial statements

EURONAV NV
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2014, 2013 and 2012
(in thousands of USD)

	2014	2013	2012
	Jan.1 - Dec 31, 2014	Jan.1 - Dec 31, 2013	Jan.1 - Dec 31, 2012

Profit (loss) for the period	(45,797)	(89,683)	(118,596)

Adjustments for:	217,410	172,095	189,948
Depreciation of tangible assets (Note 8)	160,934	136,882	146,881
Depreciation of intangible assets	20	76	180
Impairment on non-current assets held for sale (Note 3)	7,416	-	32,080
Leasing (Note 15)	-	-	(18,509)
Provisions	840	-	-
Tax benefit (expense) (Note 7)	(5,743)	178	(726)
Share of profit of equity-accounted investees, net of tax (Note 25)	(30,286)	(17,853)	(9,953)
Net finance expense (Note 6)	93,353	52,644	50,159
Capital gain(loss) on disposal of assets (Note 8)	(13,118)	(15)	(10,164)
Equity-settled share-based payment transactions (Note 5)	3,994	183	-

Changes in working capital requirements	(112,280)	(43,442)	51,713
Change in cash guarantees	(658)	(1)	(1)
Change in trade receivables (Note 11)	(23,755)	(79)	(9,887)
Change in accrued income (Note 11)	(8,577)	(1,706)	(1,650)
Change in deferred charges (Note 11)	(2,124)	(8,664)	(162)
Change in other receivables (Notes 10-11)	(64,299)	(4,036)	23,899
Change in trade payables (Note 18)	(10,512)	19,899	(6,237)
Change in accrued payroll (Note 18)	166	(28)	934
Change in accrued expenses (Note 18)	9,581	8,342	2,530
Change in deferred income (Note 18)	(2,016)	(1,065)	(1,735)
Change in other payables (Note 18)	19,829	(56,018)	14,118
Change in provisions for employee benefits (Note 17)	85	(86)	(96)
Change in non-current trade payables (Note 16)	(30,000)	-	30,000

Income taxes paid during the period	67	(82)	523
Interest paid (Notes 6-18)	(54,449)	(47,895)	(54,707)
Interest received (Notes 6-11)	421	90	931
Dividends received from equity-accounted investees (Note 25)	9,410	-	-

Net cash from (used in) operating activities	14,782	(8,917)	69,812

Acquisition of vessels (Note 8)	(1,053,939)	-	(101,801)
Proceeds from the sale of vessels (Note 8)	123,609	52,920	47,593
Acquisition of other tangible assets (Note 8)	(123,188)	(10,325)	(127)
Acquisition of intangible assets	(19)	(30)	(18)
Proceeds from the sale of other (in)tangible assets	22	24	39
Loans from (to) related parties (Note 25)	29,508	(11,475)	(32,672)
Proceeds of disposals of joint ventures, net of cash disposed (Note 25)	1,000	-	-
Purchase of joint ventures, net of cash acquired (Note 25)	-	(3,000)	-

Net cash from (used in) investing activities	(1,023,007)	28,114	(86,986)

Proceeds from issue of share capital (Note 13)	475,000	-	-
Transaction costs related to issue of share capital (Note 13)	(12,694)	-	-
Proceeds from issue of perpetual convertible preferred equity (Note 13)	150,000	-	-
Transaction costs related to issue perpetual convertible preferred equity (Note 13)	(3,500)	-	-
Proceeds from new long-term borrowings (Note 15)	1,395,392	61,390	746,211
Repayment of long-term borrowings (Note 15)	(799,891)	(118,770)	(779,281)
Transaction costs related to issue of loans and borrowings (Note 15)	(15,284)	-	-
Dividends paid	(2)	(4)	(47)

Net cash from (used in) financing activities	1,189,021	(57,384)	(33,117)

Net increase (decrease) in cash and cash equivalents	180,796	(38,187)	(50,291)

Net cash and cash equivalents at the beginning of the period (Note 12)	74,309	113,051	163,108
Effect of changes in exchange rates	(1,019)	(555)	234

Net cash and cash equivalents at the end of the period (Note 12)	254,086	74,309	113,051

The accompanying notes on pages F-8 through F-65 are an integral part of these consolidated financial statements

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1- General Information and Significant Accounting Policies

1.
Reporting Entity

Euronav N.V. (the "Company") is a company domiciled in Belgium. The address of the Company's registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and joint ventures.

The Company is a fully-integrated provider of international maritime shipping and offshore services engaged in the transportation and storage of crude oil. The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry: Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name "Euronav" in 1989 when it was initially formed as the international tanker subsidiary of CNN.

The Company charters its vessels to leading international energy companies. The Company pursues a balanced chartering strategy by employing its vessels on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component.

2.	Basis of preparation
(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

All accounting policies have been consistently applied for all periods presented in the consolidated financial statements, unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Board of Directors on April 28, 2015.

(b)	Basis of measurement The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
• Derivative financial instruments are measured at fair value
(c)
Functional and presentation currency

The consolidated financial statements are presented in USD, which is the Company's functional and presentation currency. All financial information presented in USD has been rounded to the nearest thousand except when otherwise indicated.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which are the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statement is included in the following note:

•	Note 8 – Impairment

Information about assumptions and estimation uncertainties that have a significant risk on resulting in a material adjustment within the next financial year are included in the following note:

•	Note 8 – Impairment test: key assumptions underlying the recoverable amount

Measurement of fair values

A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the CFO.

The valuation team regularly reviews significant unobservable inputs and valuations adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

Significant valuation issues are reported to the Group Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(e)	Basis of Consolidation
(i)
Business Combinations
Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For acquisitions on or after January 1, 2010, the Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus
•	the recognized amount of any non-controlling interests in the acquiree; plus if the business combination is achieved in stages, the fair value of the existing equity interest in the acquire; less
•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.
The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts generally are recognized in profit or loss.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(ii)
Acquisitions of non-controlling interests
Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

(iii)	Subsidiaries

Subsidiaries are those entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which the control commences until the date on which control ceases.

(iv)
Loss of control
On the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

(v)	Interests in equity-accounted investees
The Group's interests in equity-accounted investees comprise interest in associates and joint ventures.

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interest in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group's share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

Interests in associates and joint ventures include any long-term interests that, in substance, form part of the Group's investment in those associates or joint ventures and include unsecured shareholder loans for which settlement is neither planned nor likely to occur in the foreseeable future, which, therefore, are an extension of the Group's investment in those associates and joint ventures. The Group's share of losses that exceeds its investment is applied to the carrying amount of those loans. After the Group's interest is reduced to zero, a liability is recognized to the extent that the Group has a legal or constructive obligation to fund the associates' or joint ventures' operations or has made payments on their behalf.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(vi)	Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealized gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.  unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(f)	Foreign currency
(i)	Foreign currency transactions

Transactions in foreign currencies are translated to USD at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to USD at the foreign exchange rate applicable at that date.  Foreign exchange differences arising on translation are recognized in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at rates approximating the exchange rates at the dates of the transactions.

Foreign currency differences are recognized directly in equity (Translation reserve). When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to profit or loss.

(g)	Financial Instruments
(i)
Non-derivative financial assets
The group initially recognises loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit and loss) are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity financial assets and available-for-sale financial assets. The Company determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit or loss
A financial asset is classified as at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Financial assets are designated as at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit or loss.

Financial assets designated as at fair value through profit or loss comprise equity securities that otherwise would have been classified as available for sale.

Assets in this category are classified as current assets if they are expected to be realized within 12 months of the balance sheet date.

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the statement of financial position.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

Held-to-maturity financial assets
If the Group has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Held-to-maturity financial assets comprise debentures.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities and debt securities.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the balance sheet date.
(ii)	Non-derivative financial liabilities

The Group initially recognises debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, and trade and other payables.

Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(iii)	Share capital

Ordinary share capital
Ordinary share capital is classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Repurchase of share capital
When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in share premium.

(iv)
Derivative financial instruments
The Group from time to time may enter into derivative financial instruments to hedge its exposure to market fluctuations, foreign exchange and interest rate risks arising from operational, financing and investment activities.

On initial designation of the derivative as hedging instrument, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, all derivatives are remeasured to fair value, and changes therein are accounted for as follows:

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.
The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

When the hedged item is a non-financial asset, the amount accumulated in equity is included in the carrying amount of the asset when the asset is recognized. In other cases, the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to profit or loss.

Other non-trading derivatives
When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(v)
Compound financial instruments
Compound financial instruments issued by the Group comprise Notes denominated in USD that can be converted to ordinary shares at the option of the holder, when the number of shares is fixed and does not vary with changes in fair value.

The liability component of compound financial instruments is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognized at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity component in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured.
Interest related to the financial liability is recognized in profit and loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognized.

(h)	Intangible assets
(i)	Goodwill
Goodwill that arises on the acquisition of subsidiaries is presented as an intangible asset. For the measurement of goodwill at initial recognition, see accounting policy (e).

After initial recognition goodwill is measured at cost less accumulated impairment losses (refer to accounting policy (j)). In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity accounted investee as a whole.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortisation and impairment losses (see accounting policy j).
The cost of an intangible asset acquired in a separate acquisition is the cash paid or the fair value of any other consideration given. The cost of an internally generated intangible asset includes the directly attributable expenditure of preparing the asset for its intended use.

(iii)	Subsequent expenditure

Subsequent expenditure on intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates and its cost can be measured reliably. All other expenditure is expensed as incurred.

(iv)	Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives are as follows:

•	Software: 3-5 years

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(i)	Vessels, property, plant and equipment
(i)	Owned assets
Vessels and items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses (refer to accounting policy (j)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the following:

•	The cost of materials and direct labor;
•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;
•	When the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
•	Capitalized borrowing costs.

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment (refer to accounting policy (j) viii).

Gains and losses on disposal of a vessel or of another item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of the vessel or the item of property, plant and equipment and are recognized in profit or loss.

For the sale of vessels or other items of property, plant and equipment, transfer of risk and rewards usually occurs upon delivery of the vessel to the new owner.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Leased assets

Leases in terms of which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer accounting policy (k)). Lease payments are accounted for as described in accounting policy (q).
Other leases are operating leases and are not recognized in the Group's statement of financial position.

(iii)
Investment property
Investment property is property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services or for administrative purposes. Investment property is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy (k)). As such, the accounting policies as described in note (j) Vessels, property, plant and equipment apply.

Cost includes expenditure that is directly attributable to the acquisition of the investment property. The cost of self-constructed investment property includes the cost of materials and direct labor, any other costs directly attributable to bringing the investment property to a working condition for their intended use and capitalized borrowing costs.

Any gain or loss on disposal of an investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

(iv)
Assets under construction
Assets under construction, especially newbuilding vessels, are accounted for in accordance with the stage of completion of the newbuilding contract.  Typical stages of completion are the milestones that are usually part of a newbuilding contract: signing or receipt of refund guarantee, steel cutting, keel laying, launching and delivery. All stages of completion are guaranteed by a refund guarantee provided by the shipyard.

(v)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other expenditure is recognized in the consolidated statement of profit or loss as an expense as incurred.

(vi)	Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(vii)	Depreciation

Depreciation is charged to the consolidated statement of profit or loss on a straight-line basis over the estimated useful lives of vessels and items of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.
Vessels and items of property, plant and equipment are depreciated from the date that they are available for use, in respect of internally constructed assets, from the date that the asset is completed and ready for use.

The estimated useful lives of significant items of property, plant and equipment are as follows:

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	tankers	20 years
•	FSO/FpSO/FPSO	25 years
•	buildings	33 years
•	plant and equipment	5 - 20 years
•	fixtures and fittings	5 - 10 years
•	other tangible assets	3 - 20 years
•	dry-docking	3 - 5 years

(viii)
Dry-docking – component approach
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in dry-dock. After each dry-dock, all the components installed (as replacements or as additional components) during the dry-dock are classified in two categories (according to their estimated lifetime and their respective cost).

When the useful life is higher than 1 year, the component is amortized if their cost is higher than the established threshold. The components will then be amortized over their estimated lifetime (3-5 years). The thresholds are reviewed by the board on an annual basis.

(j)	Impairment
(i)
Non-derivative financial assets
A financial asset not classified as at fair value through profit or loss is assessed at each reporting date whether there is objective evidence that it is impaired.
A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired includes default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers, economic conditions that correlate with defaults or the disappearance of an active market for a security. In addition, for an investment in an equity security a significant or prolonged decline in the fair value of the security below its cost is objective evidence of impairment.

Financial assets measured at amortized cost
The Group considers evidence of impairment for financial assets measured at amortized cost (loans and receivables and held-to-maturity financial assets) at both a specific asset and collective level. All individually significant assets are assessed for specific impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against loans and receivables or held-to maturity financial assets. Interest on the impaired asset continues to be recognized. When an event occurring after the impairment was recognized causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Available-for-sale financial assets
Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to the application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Equity-accounted investees
An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

(ii)	Non-financial assets

The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets (refer to accounting policy (s)), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Future cash flows are based on current market conditions, historical trends as well as future expectations. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU's. Goodwill acquired in a business combination is allocated to groups of CGU's that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU's are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU's), and then to reduce the carrying amounts of the other assets in the CGU (group of CGU's) on a pro rata basis.

An impairment loss recognized for goodwill shall not be reversed. For other assets, an impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(k)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured in accordance with the Group's accounting policies. Thereafter generally the assets or disposal group are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property, which continue to be measured in accordance with the Group's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

(l)	Employee benefits
(i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the services are discounted to their present value.

(ii)	Defined benefit plans

The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return of plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit and loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined plan when the settlement occurs.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Other long term employee benefits

The Group's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations and that are denominated in the currency in which the benefits are expected to be paid. Remeasurements are recognized in OCI in the period in which they arise.

(iv)
Termination benefits
Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility or withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.

(v)
Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(vi)
Share-based payment transactions
The grant-date fair value of equity-settled share-based payment awards granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(m)	Provisions

A provision is recognized when the Group has a legal or constructive obligation that can be estimated reliably, as result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. The provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Restructuring
A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(n)	Revenue
(i)
Pool Revenues
Aggregated revenue recognized on a daily basis from vessels operating on voyage charters in the spot market and on contract of affreightment ("COA") within the pool is converted into an aggregated net revenue amount by subtracting aggregated voyage expenses (such as fuel and port charges) from gross voyage revenue. These aggregated net revenues are combined with aggregate time charter revenues to determine aggregate pool Time Charter Equivalent revenue ("TCE"). Aggregate pool TCE revenue is then allocated to pool partners in accordance with the allocated pool points earned for each vessel that recognises each vessel's earnings capacity based on its cargo, capacity, speed and fuel consumption performance and actual on hire days. The TCE revenue earned by our vessels operated in the pools is equal to the pool point rating of the vessels multiplied by time on hire, as reported by the pool manager.

(ii)	Time - and Bareboat charters
Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.
The Group does not recognize time charter revenues during periods that vessels are offhire.
(iii)
Spot voyages
Within the shipping industry, there are two methods used to account for voyage revenues: rateably over the estimated length of each voyage and completed voyage.

The recognition of voyage revenues rateably on a daily basis over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by the Group and the pools in which we participate. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. Euronav does not begin recognizing voyage revenue until a charter has been agreed to by both the Group and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage because it is only at this time the charter rate is determinable for the specified load and discharge ports and collectability is reasonably assured.

No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due and associated costs.

(o)
Gain and losses on disposal of vessels
In view of their importance the Group reports capital gains and losses on the sale of vessels as a separate line item in the consolidated statement of profit or loss. For the sale of vessels, transfer of risks and awards usually occurs upon delivery of the vessel to the new owner.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(p)
Leases

Lease payments
Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.
Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant period rate of interest on the remaining balance of the liability.

(q)	Finance income and finance cost

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, dividends on redeemable preference shares, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in the consolidated statement of profit or loss (refer to accounting policy (g)).

Interest income is recognized in the income statement as it accrues, taking into account the effective yield on the asset.  Dividend income is recognized in the consolidated statement of profit or loss on the date that the dividend is declared.

The interest expense component of finance lease payments is recognized in the consolidated statement of profit or loss using the effective interest rate method.

(r)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax recognized, is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In application of an IFRIC agenda decision on IAS 12 Income taxes, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the income statement but is shown as an administrative expense under the heading Other operating expenses.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(s)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. The Group distinguishes two segments: the operation of crude oil tankers on the international markets and the floating storage and offloading operations (FSO/FpSO). The Group's internal organizational and management structure does not distinguish any geographical segments.

(t)	Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of profit or loss is represented as if the operation had been discontinued from the start of the comparative period.

(u)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2014, and have not been applied in preparing these consolidated financial statements:

IFRIC 21 Levies provides guidance on accounting for levies in accordance with the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The interpretation will become mandatory for the Group's 2015 consolidated financial statements, with retrospective application. It is expected not to have a material impact on the Group's consolidated financial statements.

IFRS 9 Financial Instruments published in July 2014 replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements, which align hedge accounting more closely with risk management. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not plan to early adopt this standard and the extent of the impact has not yet been determined.

Annual Improvements to IFRS 2010-2012 cycle is a collection of minor improvements to 6 existing standards. This collection, which becomes mandatory for the Group's 2015 consolidated financial statements, is not expected to have a material impact on its consolidated financial statements.

Annual Improvements to IFRS 2011-2013 cycle is a collection of minor improvements to 4 existing standards. This collection, which becomes mandatory for the Group's 2015 consolidated financial statements, is not expected to have a material impact on its consolidated financial statements.

Amendments to IAS 19 Employee Benefits – Defined Benefit Plans: Employee Contributions introduce a relief that will reduce the complexity and burden of accounting for certain contributions from employees or third parties. The amendments which become mandatory for the Group's 2015 consolidated financial statements, are not expected to have a material impact on the Group's consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective for the annual reports beginning on or after January 1, 2017, with early adoption permitted. The Group is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 15.

Annual Improvements to IFRS 2012-2014 cycle is a collection of minor improvements to 4 existing standards. This collection, which becomes mandatory for the Group's 2016 consolidated financial statements, is not expected to have a material impact on our consolidated financial statements.

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11) determines that when an entity acquires an interest in a joint operation that is a business, as defined in IFRS 3, it shall apply all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in this IFRS. The amendments which become mandatory for the Group's 2016 consolidated financial statements, are not expected to have a material impact on the Group's consolidated financial statements.

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38) emphasizes that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment. For intangible assets, only in limited circumstances revenue-based amortization can be permitted. The amendments which become mandatory for the Group's 2016 consolidated financial statements, are not expected to have a material impact on the Group's consolidated financial statements.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) provides guidance on the recognition of the gain or loss when accounting for the sale or contribution of a subsidiary to an associate or joint venture. The amendments which become mandatory for the Group's 2016 consolidated financial statements, are not expected to have a material impact on the Group's consolidated financial statements.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Segment Reporting
The Group distinguishes two operating segments: the operation of crude oil tankers on the international markets (tankers) and the floating production, storage and offloading operations (FSO/FpSO). These two divisions operate in completely different markets, where in the latter the assets are tailor made or converted for specific long term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market, contract duration is often less than two years and the assets are to a big extent standardized. The segment profit or loss figures and key assets as set out below are presented to the executive committee on at least a quarterly basis to help the key decision makers in evaluating the respective segments. It was decided by the Chief Operating Decision Makers ("CODM") to present the figures per segment based on proportionate consolidation for the joint ventures and not by applying equity accounting. The reconciliation between the figures of all segments combined on the one hand and with the consolidated statements of financial position and profit or loss on the other hand is presented in a separate column Equity-accounted investees.

The Group has one client in the Tankers segment that represented 11% of the Tankers segment total revenue in 2014 (two clients which represented respectively 14% and 11% in 2013 and 20% and 14% in 2012, respectively). All the other clients represent less than 10% of total revenues of the Tankers segment.

The Group's internal organizational and management structure does not distinguish any geographical segments.

Consolidated statement of financial position
(in thousands of USD)

	December 31, 2014				December 31, 2013
ASSETS	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Total current assets	551,258	37,510	(50,913)	537,855	227,337	51,159	(86,728)	191,768

Vessels	2,428,122	222,312	(392,100)	2,258,334	1,614,669	240,383	(420,252)	1,434,800
Other tangible assets	1,226	-	-	1,226	633	-	-	633
Prepayments	16,601	-	-	16,601	10,000	-	-	10,000
Intangible assets	29	-	-	29	31	-	-	31
Receivables	266,071	5,602	(13,226)	258,447	295,413	3,755	(39,633)	259,535
Investments in equity accounted investees	1,027	-	16,305	17,332	409	-	22,705	23,114
Deferred tax assets	6,536	-	-	6,536	880	-	-	880

Total non-current assets	2,719,612	227,914	(389,021)	2,558,505	1,922,035	244,138	(437,180)	1,728,993

TOTAL ASSETS	3,270,870	265,424	(439,934)	3,096,360	2,149,372	295,297	(523,908)	1,920,761

EQUITY and LIABILITIES

Total equity	1,553,695	(80,987)	-	1,472,708	913,533	(112,543)	-	800,990

Total current liabilities	317,849	22,128	(44,582)	295,395	269,643	28,796	(53,647)	244,792

Bank and other loans	1,164,975	317,451	(394,400)	1,088,026	797,183	367,988	(455,085)	710,086
Convertible and other Notes	231,373	-	-	231,373	125,822	-	-	125,822
Other payables	489	6,832	(6,832)	489	41,291	11,056	(21,056)	31,291
Deferred tax liabilities	-	-	-	-	-	-	-	-
Employee benefits	2,108	-	-	2,108	1,900	-	-	1,900
Amounts due to equity-accounted joint ventures	-	-	5,880	5,880	-	-	5,880	5,880
Provisions	381	-	-	381	-	-	-	-

Total non-current liabilities	1,399,326	324,283	(395,352)	1,328,257	966,196	379,044	(470,261)	874,979

TOTAL EQUITY and LIABILITIES	3,270,870	265,424	(439,934)	3,096,360	2,149,372	295,297	(523,908)	1,920,761

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Note 2 - Segment reporting (continued)
Consolidated statement of profit or loss
(in thousands of USD)

	2014				2013				2012
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Shipping revenue
Revenue	510,973	64,178	(101,166)	473,985	337,383	63,698	(96,459)	304,622	357,197	53,684	(90,045)	320,836
Gains on disposal of vessels/other tangible assets	15,315		(2,193)	13,122	8	-	-	8	10,067	-	-	10,067
Other operating income	11,685	323	(597)	11,411	11,756	333	(569)	11,520	10,260	241	(23)	10,478
Total shipping revenue	537,973	64,501	(103,956)	498,518	349,147	64,031	(97,028)	316,150	377,524	53,925	(90,068)	341,381

Operating expenses
Voyage expenses and commissions	(136,135)	(471)	18,303	(118,303)	(98,014)	(500)	18,930	(79,584)	(92,828)	(12)	20,740	(72,100)
Vessel operating expenses	(131,676)	(11,636)	19,223	(124,089)	(115,209)	(11,815)	21,113	(105,911)	(119,131)	(10,837)	20,429	(109,539)
Charter hire expenses	(35,664)	-	-	(35,664)	(21,027)		(4)	(21,031)	(24,545)	-	(4,375)	(28,920)
Losses on disposal of vessels/other tangible assets	-	-	-	-	(215)	-	-	(215)	(32,080)	-	32,080	-
Impairment on non-current assets held for sale	(7,416)	-	-	(7,416)	-	-	-	-	-	-	(32,080)	(32,080)
Depreciation tangible assets	(171,920)	(18,071)	29,057	(160,934)	(149,215)	(18,071)	30,404	(136,882)	(159,257)	(18,074)	30,450	(146,881)
Depreciation intangible assets	(20)	-	-	(20)	(76)	-	-	(76)	(181)	-	-	(181)
General and administrative expenses	(40,735)	(184)	354	(40,565)	(27,364)	(590)	789	(27,165)	(31,033)	(265)	501	(30,797)
Total operating expenses	(523,566)	(30,362)	66,937	(486,991)	(411,120)	(30,976)	71,232	(370,864)	(459,055)	(29,188)	67,745	(420,498)

RESULT FROM OPERATING ACTIVITIES	14,407	34,139	(37,019)	11,527	(61,973)	33,055	(25,796)	(54,714)	(81,531)	24,737	(22,323)	(79,117)

Finance income	2,625	28	(36)	2,617	1,998	33	(38)	1,993	5,364	55	(70)	5,349
Finance expenses	(98,642)	(4,714)	7,386	(95,970)	(58,123)	(4,904)	8,390	(54,637)	(59,624)	(8,323)	12,440	(55,507)
Net finance expenses	(96,017)	(4,686)	7,350	(93,353)	(56,125)	(4,871)	8,352	(52,644)	(54,260)	(8,268)	12,370	(50,158)

Share of profit(loss) of equity accounted investees (net of income tax)	617	-	29,669	30,286	409	-	17,444	17,853	-	-	9,953	9,953

Profit(loss) before income tax	(80,993)	29,453	-	(51,540)	(117,689)	28,184	-	(89,505)	(135,791)	16,469	-	(119,322)

Income tax expense	5,743	-	-	5,743	(178)	-	-	(178)	726	-	-	726

Profit(loss) for the period	(75,250)	29,453	-	(45,797)	(117,867)	28,184	-	(89,683)	(135,065)	16,469	-	(118,596)

Attributable to:
Owners of the company	(75,250)	29,453	-	(45,797)	(117,867)	28,184	-	(89,683)	(135,065)	16,469	-	(118,596)

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows
(in thousands of USD)

	2014				2013				2012
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Net cash from operating activities	19,978	40,013	(45,209)	14,782	41,491	38,497	(88,905)	(8,917)	44,577	33,254	(8,019)	69,812
Net cash from (used in) investing activities	(1,007,928)	-	(15,079)	(1,023,007)	(11,606)	-	39,720	28,114	(101,093)	51	14,056	(86,986)
Net cash from (used in) financing activities	1,168,516	(55,552)	76,057	1,189,021	(67,897)	(25,015)	35,528	(57,384)	7,719	(24,306)	(16,530)	(33,117)

Capital expenditure	(1,178,051)	-	905	(1,177,146)	(55,630)	-	-	(55,630)	(204,128)	51	-	(204,077)
Impairment losses	-	-	-	-	-	-	-	-	-	-	-	-
Impairment losses reversed	-	-	-	-	-	-	-	-	-	-	-	-

Note 3 - Assets and liabilities held for sale and discontinued operations

Assets held for sale
The assets held for sale can be detailed as follows:

in thousands of USD	2014	2013	2012

Vessels	89,000	21,510	52,920
Of which in Tankers segment	89,000	21,510	52,920
Of which in FSO segment	-	-	-

	(Estimated) Sale price	Book Value	Asset Held For Sale	Expected Gain	Expected Loss

At January 1, 2012	-	-	-	-	-

Assets transferred to assets held for sale
Cap Isabella	52,920	85,000	21,510	-	(32,080)

At December 31, 2012	52,920	85,000	21,510	-	(32,080)

At January 1, 2013	-	-	52,920	-	-

Assets transferred to assets held for sale
Luxembourg	28,000	21,510	21,510	6,490	-

Assets sold from assets held for sale
Cap Isabella	52,920	52,920	(52,920)	-	-

At December 31, 2013	80,920	74,430	21,510	6,490	-

At January 1, 2014	-	-	21,510	-	-

Assets transferred to assets held for sale
Olympia	89,000	91,560	89,000	-	(2,560)
Antarctica	89,000	93,856	89,000	-	(4,856)

Assets sold from assets held for sale
Luxembourg	27,900	21,510	(21,510)	6,390	-
Olympia	91,380	89,000	(89,000)	2,380	-

At December 31, 2014	-	-	89,000	8,770	(7,416)

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On January 7, 2014, the Group sold its oldest double-hulled VLCC Luxembourg (1999 – 299,150 dwt), for USD 27.9 million. Because the sale process commenced in 2013 and management had good indications that the sale would occur in the near future, the asset was transferred to non-current assets held for sale as of December 31, 2013. The capital gain on that sale of USD 6.4 million was recorded upon delivery on May 28, 2014.

In April 2014, the purchase option to buy the Olympia (2008 – 315,981 dwt) and the Antarctica (2009 – 315,981 dwt) was exercised for an aggregate sale price of USD 178 million of which USD 20 million had been received as an option fee deductible from the purchase price back in January 2011. The sale resulted in a combined loss of USD 7.4 million which was recorded as an impairment on non-current assets held for sale in the second quarter of 2014. The Olympia was delivered to its new owner on September 8, 2014, earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of USD 2.4 million which was recorded in the third quarter of 2014. The Antarctica was delivered on January 15, 2015, earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of USD 2.2 million which was recorded in the first quarter of 2015.

Discontinued operations

As per December 31, 2014, per December 31, 2013 and per December 31, 2012 the Group had no operations that meet the criteria of a discontinued operation.

Note 4 - Revenue

in thousands of USD	2014	2013	2012
Pool Revenue	149,624	49,792	70,066
Time Charters (Note 20)	132,118	133,396	144,889
Spot Voyages	192,243	121,434	105,881
Total revenue	473,985	304,622	320,836

For the accounting treatment of revenue, we refer to the accounting policies (o) - Revenue.

The increase in revenue is mainly related to the increase in the fleet size and improvement of the shipping market in general.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Expenses for shipping activities and other expenses from operating activities

(in thousands of USD)

	2014	2013	2012
Voyage related expense	(111,238)	(73,412)	(67,676)
Commissions paid	(7,065)	(6,172)	(4,424)

Total voyage expenses and commissions	(118,303)	(79,584)	(72,100)

The majority of voyage expenses are port costs, bunkers and agent fees paid to operate the vessels on the spot market. These expenses increased in 2014 compared to 2013 due to additional port and bunker expenses, due to changes in the Group's fleet trading pattern and an increase in the number of vessels in the spot market or through the Tankers International Pool.

(in thousands of USD)

	2014	2013	2012
Operating expenses	(112,834)	(97,333)	(101,040)
Insurance	(11,255)	(8,578)	(8,499)

Total vessel operating expenses	(124,089)	(105,911)	(109,539)

The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. In 2014 these expenses increased compared to 2013, which is mainly related to a higher number of vessels operated by the Group following the delivery of the Maersk Acquisition vessels.

(in thousands of USD)

	2014	2013	2012
Charter hire (Note 20)	(32,080)	(18,029)	(28,920)
Bare boat hire (Note 20)	(3,584)	(3,002)	-

Total charter hire expenses	(35,664)	(21,031)	(28,920)

(in thousands of USD)

	2014	2013	2012
Wages and salaries	(10,840)	(9,498)	(11,439)
Social security costs	(2,495)	(2,149)	(2,323)
Provision for employee benefits (Note 17)	(85)	86	96
Equity-settled share-based payments (Note 23)	(3,994)	(183)	-
Other employee benefits	(3,075)	(2,137)	(2,067)
Employee benefits	(20,489)	(13,881)	(15,733)
Administrative expenses	(19,228)	(13,284)	(15,064)
Claims	(8)	-	-
Provisions	(840)	-	-

Total general and administrative expenses	(40,565)	(27,165)	(30,797)

Average number of full time equivalents	113.32	97.30	102.00

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The administrative expenses include amongst other director fees, office rental, consulting- and audit fees and Tonnage Tax. Due to the increase in the number of owned vessels in 2014, administrative expenses relating to the Tankers International Pool and Tonnage Tax increased. Because of additional FTE's in 2014, staff costs went up accordingly in 2014 compared to 2013.

Note 6 - Net finance expense

Recognized in profit or loss
(in thousands of USD)

	2014	2013	2012
Interest income	487	98	929
Foreign exchange gains	2,131	1,895	4,420
Finance income	2,617	1,993	5,349

Interest expense on financial liabilities measured at amortized cost	(57,948)	(49,240)	(47,930)
Fair value adjustment on interest rate swaps	-	154	273
Amortization other Notes	(31,878)	-	-
Other financial charges	(3,829)	(2,809)	(3,551)
Foreign exchange losses	(2,315)	(2,742)	(4,299)
Finance expense	(95,970)	(54,637)	(55,507)

Net finance expense recognized in profit or loss	(93,353)	(52,644)	(50,158)

The above finance income and expenses include the following in respect of assets (liabilities) not at fair value through profit or loss:

Total interest income on financial assets	487	98	929
Total interest expense on financial liabilities	(89,826)	(49,240)	(47,930)
Total other financial charges	(3,829)	(2,809)	(3,551)

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recognized directly in equity
(in thousands of USD)

	2014	2013	2012
Foreign currency translation differences for foreign operations	(567)	216	78
Cash flow hedges - effective portion of changes in fair value	1,291	5,430	3,871
Cash flow hedges - reclassified to profit or loss	-	-	-
Net finance expense recognized directly in equity	724	5,646	3,949

Attributable to:
Owners of the Company	724	5,646	3,949
Net finance expense recognized directly in equity	724	5,646	3,949
Recognized in:
Translation reserve	(567)	216	78
Hedging reserve	1,291	5,430	3,871
	724	5,646	3,949

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2014	2013	2012

Current tax
Current period	(9)	(58)	(12)
Total current tax	(9)	(58)	(12)

Deferred tax
Recognized unused tax losses	5,752	(120)	738
Total deferred tax	5,752	(120)	738

Total tax expense	5,743	(178)	726

Reconciliation of effective tax	2014		2013		2012
Profit (loss) before tax		(51,540)		(89,505)		(119,322)

Tax at domestic rate	(33.99%)	17,518	(33.99%)	30,423	(33.99%)	40,558
Effects on tax of :
Tax exempt profit / loss		3,039		(2,863)		(845)
Loss for which no DTA has been recognized		(17,926)		-		-
Non-deductible expenses		(193)		(180)		(270)
Use of unrecognized tax losses, tax credits and tax allowances		-		138		168
Tonnage Tax regime		(6,590)		(33,717)		(42,620)
Effect of share of profit of equity-accounted investees		10,294		6,068		3,383
Effects of tax regimes in foreign jurisdictions		(400)		(47)		352
Total taxes	(11.14%)	5,743	0.20%	(178)	(0.61%)	726

In application of an IFRIC agenda decision on IAS 12 Income taxes, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses (see Note 5).

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Other tangible assets	Prepayments	Total PPE
At January 1, 2012
Cost	2,490,765	89,619	2,500	-	2,582,884
Depreciation & impairment losses	(874,587)	-	(1,594)	-	(876,181)
Net carrying amount	1,616,178	89,619	906	-	1,706,703

Acquisitions	-	157,051	127	-	157,178
Disposals and cancellations	(37,459)	-	(10)	-	(37,469)
Depreciation charges	(146,518)	-	(362)	-	(146,880)
Transfer to assets held for sale	-	(86,034)	-	-	(86,034)
Transfers	160,636	(160,636)		-	-
Translation differences	-	-	5	-	5
Balance at December 31, 2012	1,592,837	-	666	-	1,593,503

At January 1, 2013
Cost	2,506,756	-	2,377	-	2,509,133
Depreciation & impairment losses	(913,919)	-	(1,711)	-	(915,630)
Net carrying amount	1,592,837	-	666	-	1,593,503

Acquisitions	-	-	325	10,000	10,325
Disposals and cancellations	-	-	(10)	-	(10)
Depreciation charges	(136,527)	-	(355)	-	(136,882)
Transfer to assets held for sale	(21,510)	-	-	-	(21,510)
Transfers	-	-		-	-
Translation differences	-	-	7	-	7
Balance at December 31, 2013	1,434,800	-	633	10,000	1,445,433

At January 1, 2014
Cost	2,424,978	-	2,487	10,000	2,437,465
Depreciation & impairment losses	(990,178)	-	(1,854)	-	(992,032)
Net carrying amount	1,434,800	-	633	10,000	1,445,433

Acquisitions	1,053,939	-	987	122,201	1,177,127
Disposals and cancellations	-	-	(2)	-	(2)
Depreciation charges	(160,590)	-	(344)	-	(160,934)
Transfer to assets held for sale	(185,415)	-	-	-	(185,415)
Transfers	115,600	-	-	(115,600)	-
Translation differences	-	-	(48)	-	(48)
Balance at December 31, 2014	2,258,334	-	1,226	16,601	2,276,161

At December 31, 2014
Cost	3,342,607	-	2,997	16,601	3,362,205
Depreciation & impairment losses	(1,084,273)	-	(1,771)	-	(1,086,044)
Net carrying amount	2,258,334	-	1,226	16,601	2,276,161

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Property, plant and equipment (continued)

On January 3, 2014, the Group signed a contract to acquire fifteen (15) Very Large Crude Carriers (each, a "VLCC") from Maersk Tankers Singapore Pte Ltd for a total acquisition price of USD 980 million, payable as the vessels are being delivered. For this transaction the Group made a prepayment in December 2013 of USD 10 million and a remaining deposit of USD 88 million on January 15, 2014. On February 20 and 25, 2014 Euronav successfully took delivery of the first two vessels, the Nautilus and Nucleus.

In April 2014, a purchase option to buy the Olympia (2008 – 315,981 dwt) and the Antarctica (2009 – 315,981 dwt) was exercised and consequently these vessels were transferred to assets held for sale (see Note 3).

On May 9, 2014, the Group successfully took delivery of the third double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Navarin.

On June 3, 2014, the Group successfully took delivery of the fourth and fifth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Sara and Newton.

On June 11, 2014, the Group successfully took delivery of the sixth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Ilma.
On June 19, 2014, the Group successfully took delivery of the seventh and eight double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Nautic and Ingrid.

On July 2, 2014, the Group successfully took delivery of the ninth and tenth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Nectar and the Noble.

On July 7, 2014, the Group successfully took delivery of the eleventh double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Simone.

On July 17, 2014, the Group successfully took delivery of the twelfth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Neptun.

On July 22, 2014, the Group successfully took delivery of the thirteenth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Sonia.

On July 29, 2014, the Group successfully took delivery of the fourteenth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Iris.

On October 9, 2014, the Group successfully took delivery of the fifteenth and last double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Sandra.

On July 8, 2014, the Group has entered into an additional agreement with Maersk Tankers Singapore Pte Ltd for the purchase of 4 modern Japanese built VLCC vessels for an aggregate purchase price of USD 342 million including a deposit of USD 34.2 million. On December 19 and 22, 2014 the Group successfully took delivery of the first two vessels, the Hojo and Hakone. The third vessel, Hirado, was delivered to us on February 26, 2015 and the fourth and last vessel, Hakata, was delivered to us on April 9, 2015 (see Note 28).

In 2014, the Antarctica, Flandre, Felicity, Eugenie and Fraternity have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading acquisitions.

Disposals of assets—Gain/Losses

in thousands USD	Acquisitions	Sale price	Book Value	Gain	Loss
Ti Guardian (Financial lease)	-	-	-	2,831	-
Algarve	-	35,775	28,571	7,204	-
Other		-	-	32	-
At December 31, 2012	-	-	-	10,067	-

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Property, plant and equipment (continued)

	Acquisitions	Sale price	Book Value	Gain	Loss
Cap Isabella (Note 3)	215	52,920	53,135	-	(215)
Other	-	-	-	8	-
At December 31, 2013	215	52,920	53,135	8	(215)

	Acquisitions	Sale price	Book Value	Gain	Loss
Olympia (Note 3)	-	91,380	89,000	2,380	-
Luxembourg (Note 3)	-	27,900	21,510	6,390	-
Cap Isabella	-	4,329	-	4,329	-
Other	-	-	-	23	-
At December 31, 2014	-	123,609	110,510	13,122	-

On October 24, 2012, the Group sold the VLCC Algarve (1999 - 298,969 dwt) for a sale price of USD 35.8 million. The capital gain of USD 7.2 million was recorded in 2012, when the vessel was delivered to its new owner.

On March 15, 2013, the Group sold the Suezmax Cap Isabella (2013 – 157,258 dwt) to Belle Shipholdings Ltd. The Cap Isabella was a newbuilding from Samsung Heavy Industries and was sold through a sale and lease back agreement. The net selling price of the vessel was USD 52.9 million while Euronav still had a capital commitment to the yard of USD 55.2 million. As this transaction was signed before the announcement of the 2012 final figures and was the result of negotiations with various parties which started in the financial year 2012, the Group recorded the capital loss of USD 32 million in 2012 with a small adjustment in 2013 of USD 215,000.

On July 31, 2014, the Cap Isabella was in its turn sold by its owner, Belle Shipholdings Ltd., a company related to Euronav, to a third-party and was delivered to its new owner on October 8, 2014. As the original sale and lease back agreement between the Group and Belle Shipholdings Ltd. included a profit sharing mechanism for a future sale, a capital gain on disposal of assets was recorded in the fourth quarter of 2014 for a total amount of USD 4.3 million.

On January 7, 2014, the Group sold its oldest double-hulled VLCC Luxembourg (1999 – 299,150 dwt), for USD 27.9 million. Because the sale process commenced in 2013 and management had good indications that the sale would occur in the near future, the asset was transferred to non-current assets held for sale as of December 31, 2013. The capital gain on that sale was USD 6.4 million which has been recorded at delivery in 2014.

In April 2014, the purchase option to buy the Olympia (2008 – 315,981 dwt) and the Antarctica (2009 – 315,981 dwt) was exercised for an aggregate sale price of USD 178 million of which USD 20 million had been received as an option fee deductible from the purchase price back in January 2011. The sale resulted in a combined loss of USD 7.4 million which was recorded as an impairment on non-current assets held for sale in the second quarter of 2014. The Olympia was delivered to its new owner on September 8, 2014, earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of USD 2.4 million which was recorded in the third quarter of 2014. The Antarctica was delivered on January 15, 2015, earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of USD 2.2 million which was recorded in the first quarter of 2015.

Impairment

As a result of the low charter rates and vessels value in 2014, the Group has performed an impairment test whereby the carrying amount of an asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the following assumptions were used:

- 10 year historical average spot freight rates are used as forecast charter rates for tankers
- Weighted Average Cost of Capital ("WACC") of 5.72% (2013: 6.38%, 2012: 7.41%)
- 20 year useful life with residual value equal to zero for tankers

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subject to judgment.

The impairment test did not result in a requirement to record an impairment loss in 2014.

Even with an increase of the WACC of 3%, there was no need to record an impairment loss in 2014.

Security

All tankers financed are subject to a mortgage to secure bank loans (see Note 15).

Vessels on order or under construction

The group did not have any vessels under construction or on order, as at December 31, 2014 or December 31, 2013.

Capital commitment

As at December 31, 2014 the Group's total capital commitment including the Maersk Transaction discussed above amounts to USD 149.4 million (2013: USD 970 million). These can be detailed as follows:
	As at December 31, 2013
(in thousands of USD)	payments scheduled for
	total	2014	2015	2016
Commitments in respect of VLCCs	970,000	970,000	-	-
Commitments in respect of Suezmaxes	-	-	-	-
Commitments in respect of FSOs	-	-	-	-
Total	970,000	970,000	-	-

	As at December 31, 2014
(in thousands of USD)	payments scheduled for
	total	2015	2016	2017
Commitments in respect of VLCCs	149,400	149,400	-	-
Commitments in respect of Suezmaxes	-	-	-	-
Commitments in respect of FSOs	-	-	-	-
Total	149,400	149,400	-	-

Note 9 - Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	Assets	Liabilities	Net

Employee benefits	52	-	52
Unused tax losses & tax credits	828	-	828
	880	-	880
Offset	-	-
Balance at December 31, 2013	880	-

Provisions	238		238
Employee benefits	52		52
Unused tax losses & tax credits	6,246		6,246
	6,536	-	6,536
Offset	-	-
Balance at December 31, 2014	6,536	-

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Deferred tax assets and liabilities (continued)

Unrecognized deferred tax assets and liabilities

Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2014		December 31, 2013
	Assets	Liabilities	Assets	Liabilities
Deductible temporary differences	311	-	352	-
Taxable temporary differences	-	(16,589)	-	(16,587)
Tax losses & tax credits	132,689	-	30,148	-
	133,000	(16,589)	30,500	(16,587)
Offset	(16,589)	16,589	(16,587)	16,587
Total	116,411	-	13,913	-

The unrecognized deferred tax assets in respect of tax losses and tax credits are entirely related to tax losses carried forward, investment deduction allowances and excess dividend received deduction. These unrecognized tax losses and tax credits have no expiration date.

A deferred tax asset ("DTA") is recognized for unused tax losses and tax credits carried forward, to the extent that it is probable that future taxable profits will be available. The Group considers future taxable profits as probable when it is more likely than not that taxable profits will be generated in the foreseeable future. When determining whether probable future taxable profits are available the probability threshold is applied to portions of the total amount of unused tax losses or tax credits, rather than the entire amount.

Given the nature of the tonnage tax regime, the Group has a substantial amount of unused tax losses and tax credits for which no future tax profits are probable and therefore no DTA has been recognized.

The unrecognized tax liabilities in respect of taxable temporary differences relate to tax liabilities in respect of non distributed reserves of the Group that will be taxed when distributed. No deferred tax liability has been recognized because the Group controls whether the liability will be incurred and management is satisfied that the liability will not be incurred in the foreseeable future.

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2012	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2012
Employee benefits	60	(21)	-	2	41
Unused tax losses & tax credits	145	758	-	19	922
Total	205	737	-	21	963

(in thousands of USD)	Balance at Jan 1, 2013	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2013
Employee benefits	41	9	-	2	52
Unused tax losses & tax credits	922	(129)	-	35	828
Total	963	(120)	-	37	880

	Balance at Jan 1, 2014	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2014
Provisions	-	238	-	-	238
Employee benefits	52	7	-	(7)	52
Unused tax losses & tax credits	828	5,507	-	(89)	6,246
Total	880	5,752	-	(96)	6,536

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Non-current receivables

(in thousands of USD)	December 31, 2014	December 31, 2013

Shareholders loans to joint ventures	257,771	259,517
Other non-current receivables	675	17
Investment	1	1
Total non-current receivables	258,447	259,535

Please refer to Note 25 for more information on the Shareholders loans to joint ventures.

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2014	December 31, 2013
Receivable:
Between one and two years	-	-
Between two and three years	-	-
Between three and four years	-	-
Between four and five years	-	-
More than five years	258,447	259,535
Total non-current receivables	258,447	259,535

Note 11 - Trade and other receivables - current

(in thousands of USD)	December 31, 2014	December 31, 2013

Trade receivables	48,070	24,315
Accrued income	18,342	9,765
Accrued interest	79	14
Deferred charges	31,492	29,368
Other receivables	96,750	32,451
Total trade and other receivables	194,733	95,913

The increase in the trade receivables and accrued income relates to the increase in freight rates in the fourth quarter of 2014. The other receivables relate to income to be received by the Group from Tankers International and increased in 2014 due to overall improving market conditions and the increase in the number of vessels operated through the Tankers International Pool.

For currency and credit risk, refer to Note 19.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Cash and cash equivalents

(in thousands of USD)	December 31, 2014	December 31, 2013

Bank deposits	146,100	34,254
Cash at bank and in hand	107,986	40,055
Total	254,086	74,309
Of which restricted cash	-	1,750

Less:
Bank overdrafts used for cash management purposes	-	-
Net cash and cash equivalents	254,086	74,309

Note 13 - Equity

Number of shares issued

(in shares)	December 31, 2014	December 31, 2013	December 31, 2012

On issue at January 1	54,223,817	51,750,000	51,750,000
Conversion convertible bonds	18,495,656	2,473,817	-
Conversion perpetual convertible preferred equity	9,459,286	-	-
Capital increases	48,871,907	-	-
On issue at December 31 - fully paid	131,050,666	54,223,817	51,750,000

On November 12, 2013 and December 19, 2013, the Group's share capital was increased following the exercise of the conversion option of 88 and 64 Notes, respectively, issued in 2013 and maturing in 2018 for a total amount of USD 15.2 million resulting in the issuance of 1,432,210 and 1,041,607 new ordinary shares, respectively.

On January 10, 2014, the Group raised USD 50.0 million under the authorized capital against the issuance of 5,473,571 new ordinary shares. On February 24, 2014, the meeting of shareholders approved a USD 300 million capital increase against the issuance of 32,841,528 new ordinary shares. The transaction costs related to these capital increases for a total amount of USD 8.6 million were recognized directly in retained earnings.

On July 14, 2014, the Group received gross proceeds of USD 125.0 million under the authorized capital against the issuance of 10,556,808 new ordinary shares. The transaction costs related to this capital increase for a total of USD 3.9 million were recognized directly in retained earnings.

At December 31, 2014 the share capital is represented by 131,050,666 shares. The shares have no par value.

At December 31, 2014, the authorized share capital not issued amounts to USD 61,525,678 (2013: USD 47,311,178) or the equivalent of 56,605,942 shares (2013: 43,528,067 shares).

The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.

Issue and contribution of perpetual convertible preferred equity

On December 16, 2013, Euronav raised USD 150 million through a private placement of a perpetual convertible preferred equity instrument ("PCPs"). The instrument was issued in January 2014 at par and bearing an interest of 6% during the first 5 years payable annually in arrears in cash or in shares at the option of the Group. The price against which the PCPs could be contributed was EUR 5.776000 (or USD 7.928715 at EUR/USD exchange rate of 1.3727) per common share. The Group had an option to force the conversion if the share price reached a certain level over a certain period of time and if the Group had completed a listing in New York (on the New York Stock Exchange (the "NYSE") or NASDAQ).

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The transaction costs related to the issuance of the instrument for a total of USD 3.5 million were recognized in retained earnings.

On February 6, 2014, 30 of the 60 perpetual convertible preferred equity instruments issued on January 13, 2014, were converted into share capital, resulting in the issuance of 9,459,286 ordinary shares.

On February 6, 2015, the remaining 30 of the 60 perpetual convertible preferred equity instruments issued on January 13, 2014, were converted into share capital, resulting in the issuance of 9,459,283 ordinary shares (see Note 28).

Issue and conversion of convertible Notes

In the course of 2014, 1,097 of the remaining convertible Notes issued in 2013 and maturing in 2018 were converted into a total of 18,495,656 new ordinary shares. The last outstanding Note issued in 2013 and maturing in 2018 was redeemed on April 22, 2014. The difference between the face value and book value of these converted Notes amounted to USD 7.4 million which was recognized directly in retained earnings.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

Hedging reserve

The Group, in connection to the USD 300 million facility raised in April 2009 also entered in several Interest Rate Swap ("IRSs") instruments with a combined notional value of USD 300 million. These IRSs have been used to hedge the risk related to the fluctuation of the Libor rate and qualified as hedging instruments in a cash flow hedge relationship under IAS 39. These instruments have been measured at their fair value; effective changes in fair value have been recognized in equity  and the ineffective portion has been recognized in profit or loss. These IRSs had a duration of 5 years matching the repayment profile of that facility and matured on April 2, 2014. Therefore, the fair value of these instruments at December 31, 2014 amounted to USD 0.

Treasury shares

At December 31, 2014, the Group holds 1,750,000 treasury shares (December 31, 2013: 1,750,000 shares). The Group has purchased the shares at an average price of EUR 18.1605 or USD26.3210.

The treasury shares have been deducted from equity and amount to USD 46,061,831 at December 31, 2014 (December 31, 2013: USD 46,061,831).

Dividends

In 2013, the directors of the Group proposed not to declare a dividend. With respect to 2014, the directors of the Group announced on April 1, 2015 their proposal to the annual shareholders' meeting of May 13, 2015 to distribute a gross dividend of USD 0.25 per share (see Note 28).

Dividend limitations

The Group is subject to a dividend covenant in relation to its senior secured credit facilities: the dividend shall not exceed 50% of the net income earned in a financial year or part thereof to which that dividend relates, unless the majority of the lenders of those particular facilities agree to a dividend in excess of the said 50%.

Dividend policy

On April 1, 2015, the directors of the Group announced the new dividend policy going forward (see Note 28).

Share-based payment arrangements

On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel. The key terms and conditions did not change after December 31, 2013.

For this option program a total amount of USD 4.0 million was recognized in the consolidated statement of profit or loss for 2014 (2013: USD 0.2 million, 2012: USD 0).

250 of the convertible Notes issued in 2009 and maturing in 2015 remained outstanding at December 31, 2014.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2014 was based on a result attributable to ordinary shares of USD -45,795,933 (2013: USD -89,683,447 and 2012: USD -118,595,785) and a weighted average number of ordinary shares outstanding during the period ended December 31, 2014 of 116,539,017 (2013: 50,230,438 and 2012: 50,000,000), calculated as follows:

Result attributable to ordinary shares

(in thousands of USD except share and per share information)	2014	2013	2012

Result for the period	(45,797)	(89,683)	(118,596)
Weighted average	116,539,017	50,230,438	50,000,000
Basic earnings per share (in USD)	(0.39)	(1.79)	(2.37)

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at December 31, 2011	51,750,000	1,750,000	50,000,000	50,000,000

Issuance of shares	-	-	-
Purchases of treasury shares	-	-	-	-
Withdrawal of treasury shares	-	-	-	-
Sales of treasury shares	-	-	-	-
On issue at December 31, 2012	51,750,000	1,750,000	50,000,000	50,000,000

Issuance of shares	2,473,817	-	2,473,817	230,438
Purchases of treasury shares	-	-	-	-
Withdrawal of treasury shares	-	-	-	-
Sales of treasury shares	-	-	-	-
On issue at December 31, 2013	54,223,817	1,750,000	52,473,817	50,230,438

Issuance of shares	76,826,849	-	76,826,849	66,308,579
Purchases of treasury shares	-	-	-	-
Withdrawal of treasury shares	-	-	-	-
Sales of treasury shares	-	-	-	-
On issue at December 31, 2014	131,050,666	1,750,000	129,300,666	116,539,017

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Earnings per share (continued)

Diluted earnings per share

At December 31, 2014, 250 convertible Notes (2013: 1,348, 2012: 1,500) and 30 PCPs (2013: 0, 2012: 0) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive (earnings per share would increase) to existing shareholders for the periods presented.

Number of ordinary shares (diluted)

The table below shows the potential number of shares that could be created if all the convertible Notes were to be converted into ordinary shares.

(in shares)	2014	2013	2012
Ordinary shares outstanding (basic)	116,539,017	50,230,438	50,000,000

Effect of potential conversion of convertible Notes	1,079,047	18,949,134	6,474,307
Effect of potential conversion of PCPS	9,459,283	-	-
Effect of Share-based Payment arrangements	1,750,000	1,750,000	-

Number of ordinary shares (diluted)	128,827,347	70,929,572	56,474,307

The number of shares related to a potential conversion of convertible Notes may vary according to potential adjustments of the Conversion Price in certain events such as a change of control, a distribution of a dividend exceeding certain threshold amounts or early voluntary conversion.

On January 31, 2013, Euronav launched an invitation to current bondholders to exchange any and all outstanding Notes due in January 2015 for new 6.50% convertible Notes due in January 2018. The conversion price of the new convertible Note was set to EUR 5.65 or USD 7.54. In case of an early voluntary conversion an additional number of shares would be made available at the same price as the conversion price to compensate for the unpaid coupons of the first 4 years. 1,250 2015 Notes were tendered for exchange.

In the beginning of 2012, the Group performed a buyback of 68 Notes issued in 2009 and maturing January 2015. These Notes were exchanged in February 2013 for new 6.50% convertible Notes due in January 2018. In the course of 2013, these Notes were sold.

In the course of 2014, all the convertible Notes issued in 2013 and maturing in 2018, were converted to new ordinary shares, except for one which was redeemed at par.

On January 31, 2015, the last 250 remaining outstanding Notes due in January 2015 were redeemed at par.

On February 6, 2014, 30 of the 60 perpetual convertible preferred equity instruments issued on January 10, 2014, were contributed in kind. On February 6, 2015, the remaining 30 perpetual convertible preferred equity instruments were contributed as well.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates all the capital increases that occurred in the course of 2015 and the remaining possible dilution for the outstanding Notes and perpetual convertible equity instruments.

Capital Increases in 2015	Date of transaction	Amount in USD	Issued Ordinary shares	Total number ordinary shares on issue

On issue at December 31, 2014			131,050,666	131,050,666

Initial public offering of its ordinary shares in the U.S.	January 28, 2015	229,062,750	18,699,000	149,749,666
Conversion of PCPs (30)	February 6, 2015	10,281,408	9,459,283	159,208,949

Total on issue after capital increases			159,208,949	159,208,949

The above transactions resulted in the following capital structure:

	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at December 31, 2014	131,050,666	1,750,000	129,300,666	116,539,017

Issuance of shares	28,158,283	-	28,158,283	-
Purchases of treasury shares	-	-	-	-
Withdrawal of treasury shares	-	-	-	-
Sales of treasury shares	-	-	-	-

On issue YTD 2015	159,208,949	1,750,000	157,458,949	146,479,635

After all the conversions of the convertible Notes and the contributions in kind, there are no more remaining outstanding instruments which can give rise to dilution, except for the share-based payment arrangements.

Note 15 - Interest-bearing loans and borrowings

(in thousands of USD)	Bank loans	Convertible and other Notes	Finance lease	Total
More than 5 years	-	-	-	-
Between 1 and 5 years	800,853	132,694	-	933,547
More than 1 year	800,853	132,694	-	933,547
Less than 1 year	110,621	-	-	110,621
At January 1, 2013	911,474	132,694	-	1,044,168

New loans	56,587	6,800	-	63,387
Scheduled repayments	(110,621)	-	-	(110,621)
Early repayments	(9,500)	(500)	-	(10,000)
Conversion	-	(15,200)	-	(15,200)
Other changes	(177)	2,028	-	1,851
Balance at December 31, 2013	847,763	125,822	-	973,585

More than 5 years	-	-	-	-
Between 1 and 5 years	710,086	125,822	-	835,908
More than 1 year	710,086	125,822	-	835,908
Less than 1 year	137,677	-	-	137,677
Balance at December 31, 2013	847,763	125,822	-	973,585

More than 5 years	-	-	-	-
Between 1 and 5 years	710,086	125,822	-	835,908
More than 1 year	710,086	125,822	-	835,908
Less than 1 year	137,677	-	-	137,677
At January 1, 2014	847,763	125,822	-	973,585

New loans	1,195,217	200,175	-	1,395,392
Scheduled repayments	(137,545)	-	-	(137,545)
Early repayments	(660,946)	(1,400)	-	(662,346)
Conversion	-	(109,700)	-	(109,700)
Other changes	(10,160)	39,600	-	29,440
Balance at December 31, 2014	1,234,329	254,497	-	1,488,826

More than 5 years	371,595	-	-	371,595
Between 1 and 5 years	716,431	231,373	-	947,804
More than 1 year	1,088,026	231,373	-	1,319,399
Less than 1 year	146,303	23,124	-	169,427
Balance at December 31, 2014	1,234,329	254,497	-	1,488,826

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Interest-bearing loans and borrowings (continued)

Bank Loans

On April 3, 2009, the Group entered into a USD 300.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA as Agent and Security Trustee. This facility had an initial term of five years, which was amended to extend maturity by an additional four years until 2018. The Group used the proceeds of this facility to finance the acquisition of six vessels, Fraternity, Felicity, Cap Felix, Cap Theodora, Antarctica and Olympia, which were pledged as collateral under the loan, and for general corporate and working capital purposes. This facility, as amended, is repayable in consecutive quarterly installments and bears interest at LIBOR plus a margin of 3.40% per annum, plus applicable mandatory costs. On October 22, 2014, the Group repaid this loan in full using a portion of the borrowings under the USD 340.0 million Senior Secured Credit Facility. As of December 31, 2014 and December 31, 2013, the outstanding balances on this facility were USD 0 million and USD 211.4 million, respectively.

On June 22, 2011, the Group entered into a USD 750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA as Agent and Security Trustee. This facility is comprised of a USD 500.0 million term loan facility and a USD 250.0 million revolving credit facility, and has a term of six years. The main purpose of this facility was to repay and retire the USD 1,600 million facility signed in April 2005. This facility is secured by 22 of the Group's wholly-owned vessels. The term loan is repayable in 11 instalments of consecutive 6-month intervals, with the final repayment due at maturity in 2017. Each revolving advance is repayable in full on the last day of its applicable interest period. This facility, as amended, bears interest at LIBOR plus a margin of 3.0% per annum plus applicable mandatory costs. Following the sale of the Algarve in October 2012, the Group prepaid USD 18.6 million of the term loan, and the revolving loan facility was reduced by USD 10.2 million. As of December 31, 2014 and December 31, 2013, the outstanding balances on this facility were USD 483.4 million and USD 568.6 million, respectively.

On December 23, 2011, the Group entered into a USD 65.0 million secured term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) to finance the acquisition of Alsace, which is mortgaged under the loan. This facility is repayable over a term of seven years in ten installments at successive six month intervals, each in the amount of USD 2.15 million together with a balloon installment of USD 43.5 million payable with (and forming part of) the tenth and final repayment on February 23, 2017. The interest rate is LIBOR plus a margin of 2.95% per annum plus applicable mandatory costs. As of December 31, 2014 and December 31, 2013, the outstanding balances on this facility were USD 54.3 million and USD 58.6 million, respectively.

On March 25, 2014, the Group entered into a USD 500.0 million senior secured credit facility with DNB Bank ASA, Nordea Bank Norge ASA, and Skandinaviska Enskilda Banken AB (publ). This facility bears interest at LIBOR plus a margin of 2.75% per annum and is repayable over a term of six years with maturity in 2020 and is secured by the fifteen (15) VLCCs from Maersk Tankers Singapore Pte Ltd. The proceeds of the facility were drawn and used to partially finance the purchase price of the Maersk Acquisition Vessels. As of December 31, 2014, the outstanding balance on this facility was USD 476.0 million.

On October 13, 2014, the Group entered into a new USD 340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V. as Agent and Security Trustee. Borrowings under this facility have been, or are expected to be, used to partially finance the acquisition of the four (4) modern Japanese built VLCC vessels (the "VLCC Acquisition Vessels") from Maersk Tankers Singapore Pte Ltd and to repay USD 153.1 million of outstanding debt and retire the Group's USD 300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a USD 148.0 million non-amortizing revolving credit facility and (ii) a USD 192.0 million term loan facility. This facility has term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and, upon their respective deliveries, the VLCC Acquisition Vessels. On October 22, 2014 a first drawdown under this facility was made to repay the USD 300 million secured loan facility, followed by additional drawdowns on December 22, 2014 and December 23, 2014 for an amount of 60.3 million and 50.3 million following the delivery of the Hojo and Hakone respectively. As of December 31, 2014, the outstanding balance on this facility was USD 235.2 million.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Interest-bearing loans and borrowings (continued)

Undrawn borrowing facilities

At December 31, 2014, Euronav and its fully-owned subsidiaries have undrawn credit line facilities amounting to EUR 10 million (2013: EUR 15 million). At the same date, an amount of USD 0.4 million (2013: USD 21.3 million) was undrawn on the non-amortizing revolving credit facility.

At December 31, 2014, an undrawn amount of USD 104.8 million remains under the Group's USD 340.0 million senior secured credit facility which will be drawn following the deliveries of the Hakata and Hirado in 2015.

Loan covenant

For the USD 750.0 million secured loan facility, the Group negotiated in the course of 2013 a 2-year relaxation of the Asset Protection clause from 125% down to 110% against an increase of the margin above the LIBOR rate to 3.40%. On April 10, 2014, the Group voluntarily cancelled the waiver after which the margin was reduced to 3.00% and the ratio was set at the original value of 125%.

Terms and debt repayment schedule

The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				December 31, 2014		December 31, 2013
	Curr.	Nominal interest rate	Year of mat.	Face value	Carrying value	Face value	Carrying value
Secured vessels loan	USD	libor +3.00%	2017	253,409	252,400	350,079	347,845
Secured vessels Revolving loan**	USD	libor +3.00%	2017	230,372	230,000	239,780	218,500
Secured vessels loan	USD	libor +3.40%	2018	-	-	211,433	209,510
Secured vessels loan	USD	libor +2.25%	2021	132,829	129,485	-	-
Secured vessels Revolving loan**	USD	libor +2.25%	2021	102,388	102,388	-	-
Secured vessels loan	USD	libor +2.75%	2020	476,000	465,956	-	-
Secured vessels loan	USD	libor +2.95%	2017	54,250	54,100	58,550	58,320
Unsecured bank facility	EUR	euribor +1.00%	2015	10,000	-	25,000	13,588
Total interest-bearing bank loans				1,259,248	1,234,329	884,842	847,763

The face amount of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.

** The total amount available under the Revolving Credit Facility depends on the total value of the fleet of tankers securing the facility.

Convertible and other notes

(in thousands of USD)				December 31, 2014		December 31, 2013
	Curr.	Nominal interest rate	Year of mat.	Face Value	Carrying value	Face Value	Carrying value
Unsecured convertible Notes	USD	6.50%	2015	25,000	23,124	25,000	23,517
Unsecured convertible Notes	USD	6.50%	2018	-	-	109,800	102,305
Unsecured Notes	USD	5.95%	2021	235,500	231,373	-	-
Total convertible and other Notes				260,500	254,497	134,800	125,822

On September 24, 2009, the Group issued USD 150.0 million fixed rate senior unsecured convertible Notes, due 2015. The Notes were issued at 100 per cent of their principal amount and bear interest at a rate of 6.5 per cent per annum, payable semi-annually in arrears. The initial conversion price is EUR 16,283750 (or USD 23,168520 at EUR/USD exchange rate of 1,4228) per share and was set at a premium of 25 per cent to the volume weighted average price of Euronav's ordinary shares on Euronext Brussels on September 3, 2009. If all of the Notes were to be converted into new ordinary shares at the initial conversion price, 6,474,307 new ordinary shares would be issued, representing 11.12% of Euronav's share capital on a fully diluted basis.

The Notes were convertible between November 4, 2009 and January 24, 2015 into ordinary shares of Euronav at the conversion price applicable at such conversion date and in accordance with the conditions set out in a trust deed in relation to the Notes. Unless previously redeemed, converted or purchased and cancelled, the Notes were redeemed in cash on January 31, 2015 at 100 per cent of their principal amount.

The Notes were added to the official list of the Luxembourg Stock Exchange and are traded on the Luxembourg Stock Exchange's Euro MTF Market.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In the course of the first quarter 2012, the Group repurchased 68 Notes of its USD 150 million fixed rate senior unsecured Notes, due 2015. The face value of each Note is USD 100,000 and the Group paid an average of USD 78,441.

In 2013, the Group offered to exchange the Notes against a new Note which bears the same interest rate of 6.5% but which would mature in 2018 and would have a lower conversion price of EUR 5.65. The new Notes had a feature to compensate the bondholders for the forgiven coupons in case of conversion to shares during the first 4 years. The exchange offer resulted in USD 125 million of Notes (face value) being exchanged for new Notes, including the 68 Notes acquired by the Group in 2012.

In the second quarter of 2013, the Group bought back an additional 5 of its Notes due in 2015 for an average price of USD 92,000, while selling in the third quarter of 2013 the 68 Notes due in 2018 it held after the above exchange.

During the period from November 12, 2013 through April 22, 2014, the Group issued an aggregate of 20,969,473 existing ordinary shares upon conversion of $124,900,000 in aggregate principal amount of 1,249 Convertible Notes due 2018 at the holders' option.

On February 20, 2014, the Group exercised its right to redeem all of the remaining Convertible Notes due in 2018. At that time, $4.9 million, or less than 10%, in principal amount of the Convertible Notes due 2018 originally issued remained outstanding. On April 9, 2014, redeemed the last convertible note due 2018 outstanding as of April 2, 2014 for an aggregate of $101,227.78, which is the principal amount of a note ($100,000) plus accrued but unpaid interest from January 31, 2014 to (but excluding) April 9, 2014. As a result, after April 9, 2014, no Convertible Notes due in 2018 were outstanding.

On February 4, 2014, the Group issued USD 235.5 million 7-year bond to the same investors who participated in the USD 350 million capital increase. These bonds were issued at 85 per cent of their principal amount and bear interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears. The interest rate will increase to 8.5% per annum for the second and third year and will increase again to 10.20% per annum from year four until maturity. The bonds were redeemed on February 6, 2015 at par. The on issue discount of USD 35.3 million and the transaction costs of USD 0.7 million, were amortized over the expected lifetime of the bond. In 2014, USD 31.9 million has been recognized in financial expenses (see Note 6 and Note 28) and is also reflected under the heading 'other changes' in the table above.

Convertible notes

(in thousands of USD)	2014	2013

Carrying amount of liability at the beginning of period	125,822	132,694
Interest	867	2,448
Amortization of transaction costs	68	(1,023)
Buyback of Convertible Notes	(1,354)	(470)
Sale of Convertible Notes	-	5,898
Conversion of Convertible Notes	(102,279)	(13,725)
Carrying amount of liability at the end of the period	23,124	125,822

Transaction and other financial costs

In 2014, the Group noted an increase in finance expenses (2014: USD -96.0 million, 2013: USD -54.6 million and 2012: USD -55.5 million) due to the increase in loans and borrowings, amortizations of additional transaction costs and the amortization of the under par issuance of the USD 235.5 million 7-year bonds (see Note 6). Amortizations and reversal of transaction costs are reflected under the heading 'other changes' in the table above.

Note 16 - Non-current other payables

(in thousands of USD)	Fair Value derivatives	Sellers Credit	Advances on Contracts	TOTAL
More than 5 years	-	-	-	-
Between 1 and 5 years	1,291	30,000	-	31,291
Balance at December 31, 2013	1,291	30,000	-	31,291

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Fair Value derivatives	Sellers Credit	Advances on Contracts	TOTAL
More than 5 years	-	-	489	489
Between 1 and 5 years	-	-	-	-
Balance at December 31, 2014	-	-	489	489

The amount of other payables represents the non-current portion of amounts payable in relation to IRS (see also Note 19) and sellers credit obtained by the Group. The sellers credit was repaid on February 28, 2015, and was transferred to current other payables on December 31, 2014 (see Note 18). The IRS matured in April 2014 and therefore the fair value as at December 31, 2014 is 0 (2013: USD 1.3 million) (see Note 19).

Note 17 - Employee benefits

The amounts recognized in the balance sheet are as follows:

(in thousands of USD)	December 31, 2014	December 31, 2013	December 31, 2012
Net liability at beginning of period	(1,900)	(2,166)	(1,832)

Recognized in profit or loss	(85)	86	96
Recognized in other comprehensive income	(393)	263	(386)
Foreign currency translation differences	270	(83)	(44)
Net liability at end of period	(2,108)	(1,900)	(2,166)

Present value of funded obligations	(1,525)	(1,495)	(1,345)
Fair value of plan assets	1,145	1,215	911
	(380)	(280)	(434)
Present value of unfunded obligations	(1,728)	(1,620)	(1,732)
Net liability	(2,108)	(1,900)	(2,166)

Amounts in the balance sheet:
Liabilities	(2,108)	(1,900)	(2,166)
Assets	-	-	-
Net liability	(2,108)	(1,900)	(2,166)

Liability for defined benefit obligations
The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement.

One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plan - are uninsured and unfunded.

The Group expects to contribute the following amount to its defined benefit pension plans in 2015: USD 40,325.

Note 18 - Trade and other payables - current

(in thousands of USD)	December 31, 2014	December 31, 2013

Trade payables	21,844	32,356
Accrued payroll	2,464	2,298
Dividends payable	8	10
Derivatives	-	-
Accrued expenses	36,838	27,257
Accrued interest	14,026	12,123
Deferred income	10,248	12,263
Other payables	10,127	20,787
Sellers credit	30,000	-
Total trade and other payables	125,555	107,094

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The amount under other payables relates to the option fee received in January 2011 in cash to sell both the VLCC Antarctica (2009 - 315,981 dwt) and the VLCC Olympia (2008 - 315,981 dwt). The Olympia was sold in 2014 and the corresponding USD 10 million was deducted from the sale price. In 2014, the seller's credit in the amount USD 30 million was reclassified from non-current other payables to current other payables (see Note 16).

Note 19 - Financial instruments - Market and other risks

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying Amount				Fair value
(in thousands of USD)	Fair value - Hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2013

Financial assets not measured at fair value *
Non-current receivables (Note 10)	-	259,535	-	259,535	-	-	-	-
Trade and other receivables (Note 11)	-	95,913	-	95,913	-	-	-	-
Cash and cash equivalents (Note 12)	-	74,309	-	74,309	-	-	-	-
	-	429,757	-	429,757	-	-	-	-

Financial liabilities measured at fair value
Interest rate swaps used for hedging (Note 16)	1,291	-	-	1,291	-	1,291	-	1,291
	1,291	-	-	1,291	-	1,291	-	1,291

Financial liabilities not measured at fair value *
Secured bank loans (Note 15)	-	-	834,175	834,175	-	859,842	-	859,842
Unsecured bank loans (Note 15)	-	-	13,588	13,588	-	-	-	-
Unsecured convertible Notes (Note 15)	-	-	125,822	125,822	169,120	-	-	169,120
Trade and other payables (Note 18)	-	-	107,094	107,094	-	-	-	-
Sellers Credit (Note 16)	-	-	30,000	30,000	-	-	-	-
	-	-	1,110,679	1,110,679	169,120	859,842	-	1,028,962

December 31, 2014

Financial assets not measured at fair value *
Non-current receivables (Note 10)	-	258,447	-	258,447	-	-	-	-
Trade and other receivables (Note 11)	-	194,733	-	194,733	-	-	-	-
Cash and cash equivalents (Note 12)	-	254,086	-	254,086	-	-	-	-
	-	707,266	-	707,266	-	-	-	-

Financial liabilities measured at fair value
Interest rate swaps used for hedging (Note 16)	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-

Financial liabilities not measured at fair value *
Secured bank loans (Note 15)	-	-	1,234,329	1,234,329	-	1,249,248	-	1,249,248
Unsecured bank loans (Note 15)	-	-	-	-	-	-	-	-
Unsecured convertible Notes (Note 15)	-	-	23,124	23,124	25,048	-	-	25,048
Unsecured other Notes (Note 15)	-	-	231,373	231,373	236,202	-	-	236,202
Trade and other payables (Note 18)	-	-	125,555	125,555	-	-	-	-
Advance received on Contracts (Note 16)	-	-	489	489	-	-	-	-
	-	-	1,614,870	1,614,870	261,249	1,249,248	-	1,510,497

* The Group has not disclosed the fair values for financial instruments such as seller's credit and trade and other receivables and payables, because their carrying amounts are a reasonable approximation of fair values.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Financial instruments - Market and other risks (continued)

Measurement of fair values

Valuation techniques and significant unobservable inputs

Level 1 fair value was determined on the actual trading of the unsecured convertible Notes, due in 2015 and the unsecured other Notes, due in 2021 and the trading price on December 31, 2014.

The following tables show the valuation techniques used in measuring Level 2 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Forward exchange contracts and interest rate swaps for which no hedge accounting applies	Market comparison technique: The fair values are based on broker quotes. Similar contracts are traded in an active market and the quotes reflect the actual transactions in similar instruments	Not applicable
Interest rate swaps for which hedge accounting applies
Fair value calculation: The fair values are computed by calculating the present value of the future cash flows (Fixed and floating), which depends on the forward rates. The forward rates are calculated on the interest rate curves such as LIBOR.
Not applicable
Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Debt Securities *	Market comparison technique: The valuation is based on the market price of the traded instruments. The contracts are traded in an active market and the quotes reflect the actual transactions.	Not applicable
Other financial liabilities °	Discounted cash flow	Not applicable

* Debt securities consist of the unsecured other notes

° Other financial liabilities include secured and unsecured bank loans

Transfers between Level 1 and 2

There were no transfers in either direction in 2013 and 2014.

Financial risk management

In the course of its normal business, the Group is exposed to following risks:

     Credit risk

     Liquidity risk

     Market risk (Tanker market risk, interest rate risk and currency risk)

Credit risk

Trade and other receivables

The Group has no formal credit policy.  Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. In particular, the sole client representing 11% of the Tankers segment's total revenue in 2014 (see Note 2) only represented 3% of the total trade and other receivables at December 31, 2014 (2013: 0.48%, 2012: 1.9%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Financial instruments - Market and other risks (continued)

The ageing of trade and other receivables is as follows:

(in thousands of USD)	2014	2013

Not past due	177,061	93,589
Past due 0-30 days	3,301	872
Past due 31-365 days	13,608	1,243
More than one year	761	209
Total trade and other receivables	194,731	95,913

For the ageing of the non-current receivables we refer to Note 10.

Past due amounts are not impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2014 46.15% of the total trade and other receivables relate to TI Pool which are paid after completion of the voyages but which only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness is very high. Amounts not past due are also with customers with very high credit worthiness and are therefore not impaired.

Cash and cash equivalents

The Group held cash and cash equivalents of USD 254.1 million at December 31, 2014 (2013: USD 74.3 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 12).

Derivatives

The derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.

Guarantees

The Group's policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 31, 2014, the Group has issued a guarantee to certain banks in respect of credit facilities granted to 6 joint ventures (see Note 25).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. Despite the crisis on the financial markets since the summer of 2008, the liquidity risk of the Group remains under control. The sources of finance have been diversified with the first issuance of a convertible Note in September 2009 and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.

The following are the remaining contractual maturities of financial liabilities:
	Contractual cash flows December 31, 2013
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans (Note 15)	847,763	938,569	147,882	790,687	-
Convertible Notes (Note 15)	125,822	165,193	8,730	156,463	-
Current trade and other payables (Note 18)	107,094	107,094	107,094	-
Non-current other payables (Note 16)	30,000	30,000	-	30,000	-
	1,110,679	1,240,856	263,706	977,150	-

Derivative financial liabilities
Interest rate swaps (Note 16)	1,291	1,442	1,442	-	-
Forward exchange contracts (Note 16)	-	-	-	-	-
	1,291	1,442	1,442	-	-

	Contractual cash flows December 31, 2014
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans (Note 15)	1,234,329	1,379,638	185,372	815,364	378,902
Convertible and other Notes (Note 15)	254,497	300,933	43,358	257,575	-
Current trade and other payables (Note 18)	125,555	125,555	125,555	-	-
Non-current other payables (Note 16)	-	-	-	-	-
	1,614,381	1,806,126	354,285	1,072,939	378,902

Derivative financial liabilities
Interest rate swaps (Note 16)	-	-	-	-	-
Forward exchange contracts (Note 16)	-	-	-	-	-
	-	-	-	-	-

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Financial instruments - Market and other risks (continued)

As disclosed in Note 15, the Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rate change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts. On February 19, 2015, the Group exercised its option to redeem the USD 235.5 million 7-year bond at par.

(in thousands of USD)	Interest swaps with hedge accounting	Interest swaps with no hedge accounting	Forward exchange contracts used for hedging	TOTAL

Dirty value	(6,882)	-	(154)	(7,036)
Accrued Interest	161	-	-	161
Clean value at January 1, 2013 (Note 16)	(6,721)	-	(154)	(6,875)

Effective portion recognized directly in OCI	5,430	-	-	5,430
Ineffective portion recognized in profit or loss	-	-	154	154

Dirty value	(1,443)	-	-	(1,443)
Accrued Interest	152	-	-	152
Clean value at December 31, 2013 (Note 16)	(1,291)	-	-	(1,291)

Dirty value	(1,443)	-	-	(1,443)
Accrued Interest	152	-	-	152
Clean value at January 1, 2014 (Note 16)	(1,291)	-	-	(1,291)

Effective portion recognized directly in OCI	1,291	-	-	1,291
Ineffective portion recognized in profit or loss	-	-	-	-

Dirty value	-	-	-	-
Accrued Interest	-	-	-	-
Clean value at December 31, 2014 (Note 16)	-	-	-	-

Market risk

Tanker market risk

The Spot Tanker freight market is a highly volatile global market and the Group cannot predict what the market will be. In order to manage the risk associated to this volatility, the Group has adopted a balanced strategy of operating part of its fleet on the spot market and the other part under fixed time charter contract. The proportion of vessels operated on the spot will vary according to the many factors affecting both the spot and fixed time charter contract markets.

Every increase (decrease) of 1.000 USD on a Spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)	2014		2013		2012
	Profit or loss		Profit or loss		Profit or loss
	1000 USD	1000 USD	1000 USD	1000 USD	1000 USD	1000 USD
	increase	decrease	increase	decrease	increase	decrease
	9,941	(9,941)	6,836	(6,836)	7,149	(7,149)

In the past the Group hedged part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group uses various interest rate related derivatives (IRS, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2014, the Group has no such instruments in place.

Interest rate risk

The Group, in connection to the USD 300 million facility raised in April 2009 also entered in several Interest Rate Swap instruments for a combined notional value of USD 300 million.  These IRSs have been used to hedge the risk related to any fluctuation of the Libor rate and qualify for hedging instruments in a cash flow hedge relationship under IAS 39. These instruments have been measured at their fair value; effective changes in fair value have been recognized in equity and the ineffective portion has been recognized in profit or loss. These IRS had a duration of 5 years matching the repayment profile of that facility and matured in April 2014 and as a consequence the fair value of these instruments at December 31, 2014 amounted to USD 0 (2013: USD -1,291,121 and 2012: USD -6.721.015).

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Financial instruments - Market and other risks (continued)

The senior unsecured convertible Notes of USD 25 million, were issued at a fixed rate of 6.5% per annum.

The USD 235.5 million 7-year bonds were issued at 85 per cent of their principal amount and bear interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears. The interest rate will increase to 8.5% per annum for the second and third year and will increase again to 10.20% per annum from year four until maturity. The bonds were redeemed on February 19, 2015 at par.

At the reporting date the interest rate profile of the Group's interest-bearing financial liabilities was:

	Carrying amount

(in thousands of USD)	2014	2013

Fixed rate instruments
Financial assets	-	-
Financial liabilities	254,497	125,822
	254,497	125,822

Variable rate instruments
Financial liabilities	1,234,329	847,763
	1,234,329	847,763

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss or equity.

Cash flow sensitivity analysis for variable rate instruments

A change of 50 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Profit or loss		Equity
	50 bp	50 bp	50 bp	50 bp
(effect in thousands of USD)	increase	decrease	increase	decrease

December 31, 2012
Variable rate instruments	(6,102)	6,102	-	-
Interest rate swaps	1,335	(1,353)	2,629	2,260
Cash flow sensitivity (net)	(4,767)	4,749	2,629	2,260

December 31, 2013
Variable rate instruments	(4,382)	4,382	-	-
Interest rate swaps	-	-	264	(11)
Cash flow sensitivity (net)	(4,382)	4,382	264	(11)

December 31, 2014
Variable rate instruments	(4,257)	4,257	-	-
Interest rate swaps	-	-	-	-
Cash flow sensitivity (net)	(4,257)	4,257	-	-

Currency risk

The Group's exposure to currency risk is related to its operating expenses expressed in Euros. In 2014 about 13.5% (2013: 18.3% and 2012: 19.8%) of the Group's total operating expenses were incurred in Euros. Revenue and the financial instruments are expressed in USD only.

	December 31, 2014		December 31, 2013		December 31, 2012
(in thousands of USD)	EUR	USD	EUR	USD	EUR	USD

Trade payables	(8,646)	(13,198)	(11,227)	(21,129)	(5,421)	(7,037)
Operating expenses	(65,691)	(421,300)	(67,985)	(302,879)	(83,237)	(337,261)

Net exposure	(74,337)	(434,498)	(79,212)	(324,008)	(88,658)	(344,298)

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the average and closing rates applied during the year, we refer to Note 27.

Sensitivity analysis

A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2014	2013	2012

Equity	662	74	442
Profit or loss	(9,124)	(8,179)	(7,794)

A 10 percent weakening of the EUR against the USD at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Master netting or similar agreements

The Group enters into derivative transactions under International Swaps and Derivatives Association master netting agreements. In general, under such agreements the amounts owned by each counterparty on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other.

Capital management

Euronav is continuously optimizing its capital structure (mix between debt and equity). The main objective is to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Some of the Group's other key drivers when making capital structure decisions are pay-out restrictions and the maintenance of the strong financial health of the Group. Besides the statutory minimum equity funding requirements that apply to the Group's subsidiaries in the various countries, the Group is also subject to covenants in relation to some of its senior secured credit facilities: the ratio of stockholders' Equity to total assets should be no less than 30% and has been met at year end. When analyzing the Group's capital structure, the same debt/equity classification as applied in the IFRS reporting is used.

Note 20 - Operating leases

Leases as lessee

Future minimum lease payments

The Group leases in some of its vessels under time charter and bare boat agreements (operating leases). The future minimum lease payments with an average duration of 11 months under non-cancellable leases are as follows:

(in thousands of USD)	December 31, 2014	December 31, 2013

Less than 1 year	(16,036)	(11,812)
Between 1 and 5 years	(6,110)	(914)
More than 5 years	-	-
Total future lease payments	(22,146)	(12,726)

On some of the abovementioned vessels the Group has the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease payments.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Operating leases (continued)

The increase in future minimum lease payments versus the prior year relates to two additional time charter contracts, of which one relating to a Suezmax and one relating to a VLCC.

Non-cancellable operating lease rentals for office space with an average duration of 5 years are payable as follows:

(in thousands of USD)	December 31, 2014	December 31, 2013

Less than 1 year	(2,439)	(1,135)
Between 1 and 5 years	(8,174)	(3,113)
More than 5 years	(4,233)	(643)
Total non-cancellable operating lease rentals	(14,846)	(4,891)

Amounts recognized in profit and loss

(in thousands of USD)	2014	2013	2012

Bareboat charter	(3,584)	(3,002)	-
Time charter	(32,080)	(18,029)	(28,920)
Office rental	(1,579)	(1,141)	(1,167)
Total recognized in profit and loss	(37,243)	(22,172)	(30,087)

Leases as lessor

The Group leases out some of its vessels under time charter agreements (operating leases). The future minimum lease receivables with an average duration of 1 year and 1 month under non-cancellable leases are as follows:

Future minimum lease receivables

(in thousands of USD)	December 31, 2014	December 31, 2013

Less than 1 year	136,304	79,686
Between 1 and 5 years	154,842	15,929
More than 5 years	-	-
Total future lease receivables	291,146	95,615

On some of the abovementioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.

Non-cancellable operating lease rentals for office space with an average duration of 8 years and 3 months are receivable as follows:

(in thousands of USD)	December 31, 2014	December 31, 2013

Less than 1 year	837	-
Between 1 and 5 years	3,349	-
More than 5 years	2,791	-
Total non-cancellable operating lease rentals	6,977	-

The above operating lease rentals receivable relate entirely to the Group's leased offices for Euronav UK.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Euronav UK has sublet part of the office space to three different subtenants, starting in September 2014.

Amounts recognized in profit and loss

(in thousands of USD)	2014	2013	2012

Bareboat charter	-	-	-
Time charter	132,118	133,396	144,889
Total amounts recognized in profit and loss	132,118	133,396	144,889

Note 21 - Provisions & Contingencies

The Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardize the Group's financial position.

Note 22 - Related parties

Identity of related parties

The Group has a related party relationship with its subsidiaries (see Note 24) and equity-accounted investees (see Note 25) and with its directors and executive officers (see Note 23).

Transactions with key management personnel

The total amount of the remuneration paid to all non-executive directors for their services as members of the board and committees (if applicable) is as follows:

in thousands of EUR	2014	2013	2012

Total remuneration	1,401	1,189	1,040

The nominating and remuneration committee annually reviews the remuneration of the members of the executive committee. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

in thousands of EUR	2014	2013	2012

Total fixed remuneration	1,068	953	938
of which
Cost of pension	32	32	32
Other benefits	55	51	52

Total variable remuneration	734	700	225

All amounts mentioned refer to the executive committee in its official composition throughout 2014.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 22 - Related parties (continued)

The remuneration of the CEO can be summarized as follows:

(in thousands of GBP)	2014	2013	2012

Total fixed remuneration	375	345	336
of which
Cost of pension	13	50	50
Other benefits	11	11	10

Total variable remuneration	295	268	61

Within the framework of a stock option plan, the board of directors has granted on December 16, 2013 options on its 1,750,000 treasury shares to the members of the executive committee for no consideration. 525,000 options were granted to the CEO and 1,225,000 options were granted to the other members of the executive committee. The exercise price of the options is EUR 5.7705. All of the beneficiaries have accepted the options granted to them. At the date of this report 2/3 of the options have vested and 1/3 will vest only if certain conditions (stock price and business related) are met. A maximum of fifty per cent of the options will be exercisable at the latest as from January 1, 2015. The other fifty per cent of the options can be exercised as from January 1, 2016 (see Note 23).

Relationship with CMB

The Group received legal services from CMB pursuant to a Services Agreement, dated January 1, 2006, which was on arms' length terms. During the year ended December 31, 2013, the Group paid CMB $61,895 (2012: $265,000) in consideration for its services. This agreement was terminated at the end of 2013. During the year ended December 31, 2014, Euronav was recharged by CMB a total amount of USD 17,745 in consideration for certain stationery provided by CMB. Mr. Saverys, the Vice Chairman of our Board of Directors, currently controls Saverco, a company that is currently CMB's majority shareholder, as well as one of our principal shareholders.

Relationship with Saverco

The Group received travel services from Saverco on an arms' length basis during the year ended December 31, 2014, for which the Group paid USD 15,828 in consideration for its services, as compared to USD 25,533 for the same period in 2013 (2012: USD 27,000).

Relationship with Chartwell Management Inc.

Chartwell Management Inc. and Euronav both have Ceres as reference shareholder. Chartwell Management Inc. rendered general services on an at arms' length basis. In 2014, Chartwell Management Inc. invoiced a total amount of EUR 0 (2013: EUR 40,603 and 2012: EUR 0). It is management's expectation that the services of Chartwell Management Inc. no longer will be required as of 2015.

Properties

The Group leases office space in Belgium from Reslea N.V., an entity controlled by Saverco, one of our majority shareholders, on an arms' length basis. Under this lease, the Group paid an annual rent of $207,738 in 2014 (2013: $199,032 and 2012: $260,714). This lease expires on August 31, 2021.

The Group leases office space, through our subsidiary Euronav Ship Management Hellas, in Piraeus, Greece, from Nea Dimitra Ktimatiki Kai Emporik S.A., an entity controlled by Ceres Shipping, on an arms'-length basis. Mr. Livanos, a member of our board acting as permanent representative of TankLog, is the Chairman and sole shareholder of Ceres Shipping. Under this lease, the Group paid an annual rent of $198,822 in 2014 (2013: $188,040 and 2012: $146,612). This lease expires on May 31, 2018.

The Group subleases office space in its new London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to sublease agreements, dated September 25, 2014, with GasLog Services UK Limited and Unisea Maritime Limited, both parties related to Peter Livanos, which is on arms'-length terms. Under these subleases, the Company received in 2014 a rent of USD $169,052 (2013 and 2012: 0). This sublease expires on April 27, 2023.

The Company also subleases office space in its new London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a wholly-owned subsidiary of Tankers International LLC, of which the Group owns 40 per cent of the outstanding interests, which the Group believes is on arms'-length terms. Under this sublease, the Company received in 2014 a rent of USD $88,738 (2013 and 2012:0). This sublease expires on April 27, 2023.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Registration Rights

On January 28, 2015 the Group entered into a registration rights agreement with companies affiliated with our Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our Vice Chairman, Marc Saverys, or the Saverco Shareholders.

Pursuant to the registration rights agreement, each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will have the right, subject to certain terms and conditions, to require us, on one occasion each beginning 90 days following the closing of our underwritten initial public offering in the United States (the "IPO") and ending 12 calendar months after our ordinary shares have been registered in the US, to cause us to register under the US Securities Act our ordinary shares held by them for offer and sale to the public, including by way of an underwritten public offering. Each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will be able to piggyback on the others' demand registration. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group's shares is declared effective. Once we are eligible to do so, commencing 12 calendar months after the Ordinary Shares have been registered under the Exchange Act, the Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for noncompliance with the registration rights agreement.

Transactions with subsidiaries and joint ventures

From September 2001 until September 2012, we chartered-in the VLCC Ardenne Venture from Great Hope Enterprises Ltd., one of our 50%-owned joint ventures with Kriss Investment Company at a rate of $35,000 per day.

On March 15, 2013, the Group sold the Suezmax Cap Isabella (2013 – 157,258 dwt) to Belle Shipholdings Ltd. Peter Livanos, at that time the vice-chairman of the board of directors of the Group directly or indirectly holds an important participation in Belle Shipholdings Ltd. Peter Livanos, as the permanent representative of Tanklog Holdings Ltd., notified Euronav's board of directors which met on March 14, 2013, that pursuant to the provisions of the Belgian Code of Companies relating to the existence of conflicts of interest, he had a direct or indirect patrimonial interest that conflicts with the interests of the Company in respect of this sale and therefore, did not participate in the deliberation or the vote that authorized the Group to sell the Cap Isabella on the basis of current market values.

The Cap Isabella was a newbuilding from Samsung Heavy Industries. The Group chartered the ship back on bareboat for a fixed period of 2 years with 3 options in favor of the charterer to extend for a further year. In case of a sale by the new owner during the bareboat charter contract the Group would also share in any surplus if the vessel value exceeded a certain threshold. The net selling price of the vessel was USD 52.9 million (see Note 8). On July 31, 2014, the Cap Isabella was in its turn sold by its owner, Belle Shipholdings Ltd., a company related to Euronav, to a third-party and was delivered to its new owner on October 8, 2014. As the original sale and lease back agreement between the Group and Belle Shipholdings Ltd. included a profit sharing mechanism for a future sale, a capital gain on disposal of assets was recorded in the fourth quarter of 2014 for a total amount of USD 4.3 million

The Eugenie, Devon, Capt. Michael, Maria are owned, respectively, by Fiorano Shipholding Ltd., Larvotto Shipholding Ltd., Fontvieille Shipholding Ltd. and Moneghetti Shipholding Ltd., our 50%-owned joint ventures which we own with JM Maritime Investments Inc. John Michael Radziwill, one of our directors, is the son of John Radziwill who owns JM Maritime Investments Inc. John Michael Radziwill is not a shareholder or director of JM Maritime Investments Inc. nor is he employed by JM Maritime.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has supplied funds in the form of shareholder's advances to some of its joint ventures at pre-agreed conditions which are always similar for the other party involved in the joint venture in question (see below and Note 25).

Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	577	-	172,055	302	-
TI Asia Ltd	325	-	93,337	361	-
Fiorano Shipholding Ltd	150	336	26,416	556	-
Fontvieille Shipholding Ltd	1,906	150	27,792	522	-
Larvotto Shipholding Ltd	192	323	24,191	565	-
Moneghetti Shipholding Ltd	205	342	19,623	587	-
Great Hope Enterprises Ltd	-	-	-	-	9,410
Kingswood Co. Ltd	-	-	-	-	-
December 31, 2014	3,355	1,151	363,414	2,893	9,410

(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	37	-	172,055	-	-
TI Asia Ltd	565	-	123,337	361	-
Fiorano Shipholding Ltd	871	296	25,366	544	-
Fontvieille Shipholding Ltd	1,071	453	25,992	499	-
Larvotto Shipholding Ltd	507	280	23,528	542	-
Moneghetti Shipholding Ltd	21	236	20,194	512	-
Great Hope Enterprises Ltd	-	-	2,450	-	-
Kingswood Co. Ltd	-	-	-	-	-
December 31, 2013	3,072	1,265	392,922	2,458	-

Guarantees

The Group has provided guarantees to financial institutions that have provided credit facilities to its joint ventures. As of December 31, 2014 USD 319.8 million (2013: USD 412.4 million) was outstanding under the joint venture loan agreements, of which the Group has guaranteed USD 159.9 million (2013: USD 206.2 million) (see Note 25).

Note 23 - Share-based Payment arrangements

Description of share-based payment arrangements:

At December 31, 2014, the Group had the following share-based payment arrangements:

Share option programs (Equity-settled)

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 23 - Share-based Payment arrangements (continued)

On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel.

The Group intends to use its treasury shares to settle its obligations under this program.

The key terms and conditions related to the grants under these programs are as follows:

Grant date/employees entitled	Number of instruments	Vesting Conditions	Contractual life of Options
Options granted to key management personnel
December 16, 2013 ("Tranche 1")	583,000	Share price to be at least EUR 7.5	5 years
December 16, 2013 ("Tranche 2")	583,000	Share price to be at least EUR 8.66	5 years
December 16, 2013 ("Tranche 3")	583,000	Share price to be at least EUR 11.54 and US listing	5 years
Total Share options	1,750,000

In addition, 50% of the options can only be exercised at the earliest if the shares of the Group are admitted for listing in a recognized US listing exchange platform (the "Listing Event"). The other 50% can only be exercised one year after the Listing Event. If the shares are not listed on a US listing exchange, then only 2/3 of the shares will be exercisable and will have to meet the first 2 vesting conditions listed above.

Measurement of Fair Value

The fair value of the employee share options has been measured using the Black-Scholes formula. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.

The inputs used in measurement of the fair values at grant date for the equity-settled share-based payments plan were as follows:

	Share option programs

(Figures in EUR)	2013
	Tranche 1	Tranche 2	Tranche 3
Fair value at grant date	2.270	2.260	2.120
Share price at grant date	6.070	6.070	6.070
Exercise price	5.770	5.770	5.770
Expected volatility (weighted average)	40%	40%	40%
Expected life (Days) (weighted average)	303	467	730
Expected dividends	-	-	-
Risk-free interest rate	1%	1%	1%

Expected volatility has been based on an evaluation of the historical volatility of the Company's share price, particularly over the historical periods commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior using a Monte Carlo simulation.

Expenses recognized in profit or loss

For details on related employee benefits expense see Note 5.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of options under the share option programs are as follows:

(Figures in EUR)	Number of options 2014	Weighted average exercise price 2014	Number of options 2013	Weighted average exercise price 2013
Outstanding at January 1	1,750,000	5.770	-	-
Forfeited during the year	-	-	-	-
Exercised during the year	-	-	-	-
Granted during the year	-	-	1,750,000	5.770
Outstanding at December 31	1,750,000	5.770	1,750,000	5.770
Vested at December 31	1,166,167	-	-	-

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 24 - Group entities

Country of incorporation		Consolidation method	Ownership interest

			December 31, 2014	December 31, 2013	December 31, 2012
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%

Subsidiaries
Euronav Tankers NV	Belgium	full	100.00%	NA	NA
Euronav Shipping NV	Belgium	full	100.00%	NA	NA
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Ltd	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Shipmanagement (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%

Joint ventures

Africa Conversion Corp.	Marshall Islands	equity	50.00%	50.00%	50.00%
Asia Conversion Corp.	Marshall Islands	equity	50.00%	50.00%	50.00%
Fiorano Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Fontvieille Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Great Hope Enterprises Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Kingswood Co. Ltd	Marshall Islands	equity	50.00%	50.00%	50.00%
Larvotto Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Moneghetti Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Seven Seas Shipping Ltd	Marshall Islands	equity	50.00%	50.00%	50.00%
TI Africa Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
TI Asia Ltd	Hong Kong	equity	50.00%	50.00%	50.00%

Associates

Tankers International LLC	Marshall Islands	equity	40.00%	40.00%	NA
VLCC Chartering Ltd	Marshall Islands	equity	20.00%	NA	NA

Although the Group has an economic interest in Tankers International LLC of 74.20 per cent (2013: 41.10 per cent), which is based on the percentage of owned vessels participating in the Tankers International Pool, the Group has no majority of voting rights as this is based on the actual shares owned by the Group which is only 40 per cent. Therefore Tankers International LLC is accounted for as an associate.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 - Equity-accounted investees

( in thousands of USD)	2014	2013
Assets
Interest in joint ventures	16,305	22,705
Interest in associates	1,027	409
TOTAL Assets	17,332	23,114

Liabilities *
Interest in joint ventures	(5,880)	(5,880)
Interest in associates	-	-
TOTAL Liabilities	(5,880)	(5,880)

* Some of our joint ventures currently have negative equity for which the Group is a guarantor and is therefore shown as a liability.

Associates

(In thousands of USD)	2014	2013	2012
Carrying amount of interest at the beginning of the year	409	-	-
Group's share of profit (loss) for the period	618	409	-
Group's share of other comprehensive income	-	-
Carrying amount of interest at the end of the year	1,027	409	-

The Group distinguishes the following associates:

Associate	Segment	Description
Tankers International LLC	Tankers	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
VLCC Chartering Ltd	Tankers	Chartering joint venture that has the combined access to the combined fleets of Frontline and Tankers International Pool

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 - Equity-accounted investees (continued)

Joint ventures

(In thousands of USD)		Asset		Liability
	Note	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Gross balance	-	(145,191)	348,604	(5,880)	-
Offset investment with shareholders loan	-	155,297	(155,297)	-	-
Balance at January 1, 2012		10,106	193,307	(5,880)	-

Group's share of profit (loss) for the period	-	9,953	-	-	-
Group's share of other comprehensive income	-	1,015	-	-	-
Capital increase/(decrease) in joint ventures	-	-	-	-	-
Dividends received from joint ventures	-	-	-	-
Movement shareholders loans to joint ventures	-	-	32,843	-	-

Gross balance	-	(134,223)	381,447	(5,880)	-
Offset investment with shareholders loan	-	155,298	(155,298)	-	-
Balance at December 31, 2012		21,075	226,150	(5,880)	-

Group's share of profit (loss) for the period	-	17,444	-	-	-
Group's share of other comprehensive income	-	3,077	-	-	-
Capital increase/(decrease) in joint ventures	-	3,000	-	-	-
Dividends received from joint ventures	-	-	-	-
Movement shareholders loans to joint ventures	-	-	11,475	-	-

Gross balance	-	(110,702)	392,922	(5,880)	-
Offset investment with shareholders loan	-	133,406	(133,406)	-	-
Balance at December 31, 2013		22,704	259,516	(5,880)	-

Group's share of profit (loss) for the period	-	29,668	-	-	-
Group's share of other comprehensive income	-	2,106	-	-	-
Capital increase/(decrease) in joint ventures	-	(1,000)	-	-	-
Dividends received from joint ventures	-	(9,410)	-	-	-
Movement shareholders loans to joint ventures	-	-	(29,508)	-	-

Gross balance	-	(89,338)	363,414	(5,880)	-
Offset investment with shareholders loan	-	105,643	(105,643)	-	-
Balance at December 31, 2014		16,305	257,771	(5,880)	-

As the shipping market and the corresponding revenues are volatile, the Group has opted to give long-term shareholders loans to some of its equity-accounted investees, rather than increasing the capital in these companies. Over the last couple of years these joint ventures have made losses which resulted in a negative equity. As the Group is also a guarantor for these joint ventures and the shareholders loans cannot be recalled within one year, the negative equity is offset with these shareholders loans. For more details, we refer to the table summarizing the financial information of the Groups' joint ventures further below.

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 - Equity-accounted investees (continued)

The Group distinguishes the following joint ventures:

Joint venture	Segment	Description
Great Hope Enterprises Ltd	Tankers	Single ship company, owner of 1 VLCC
Kingswood Co. Ltd	Tankers	Holding company; parent of Seven Seas Shipping Ltd.
Seven Seas Shipping Ltd	Tankers	Single ship company, owner of 1 VLCC
Fiorano Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Fontvieille Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Larvotto Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Moneghetti Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Front Tobago Inc.	Tankers	No operating activities, liquidated in 2013
TI Africa Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Africa)*
TI Asia Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Asia)*
Africa Conversion Corp	FSO	No operating activities, intention to liquidate
Asia Conversion Corp	FSO	No operating activities, intention to liquidate

* Both FSO Asia and FSO Africa are on a timecharter contract to Maersk Oil Qatar until respectively mid-2017 and mid-2017,2018 or 2019 depending on the lifting of the options on the FSO Africa.

The following table contains summarized financial information for all of the Group's joint ventures:

	Asset										Liability
(In thousands of USD)	Great Hope Enterprises Ltd	Kingswood Co. Ltd	Seven Seas Shipping Ltd	Fiorano Shipholding Ltd	Fontvieille Shipholding Ltd	Larvotto Shipholding Ltd	Moneghetti Shipholding Ltd	TI Africa Ltd	TI Asia Ltd	Total	Africa Conversion Corp	Asia Conversion Corp	Total
At December 31, 2012
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%		50%	50%
Non-Current assets	38,544	934	41,506	92,587	78,024	86,946	82,606	264,457	257,116	942,720	-	-	-
of which Vessel	38,544	-	41,506	92,587	78,024	86,946	82,606	262,657	254,250	937,120	-	-	-
Current Assets	4,259	68	4,289	5,498	4,999	7,615	6,679	38,115	91,594	163,116	-	-	-
of which cash and cash equivalents	1,890		449	650	1,172	1,677	2,499	22,049	35,192	65,578	-	-	-
Non-Current Liabilities	19,638	-	16,101	98,894	87,305	94,709	91,037	361,828	421,423	1,190,935	-	-	-
Of which bank loans	19,638	-	15,166	40,563	42,470	41,053	55,750	0	157,750	372,390	-	-	-
Current Liabilities	7,163	1	4,548	6,626	7,444	7,254	6,435	115,443	28,433	183,347	6,880	4,880	11,760
Of which bank loans	6,300	-	4,333	4,250	4,000	3,970	4,000	63,750	24,826	115,429	-	-	-
Net assets (100%)	16,002	1,001	25,146	(7,435)	(11,726)	(7,402)	(8,187)	(174,699)	(101,146)	(268,446)	(6,880)	(4,880)	(11,760)

Group's share of net assets	8,001	501	12,573	(3,718)	(5,863)	(3,701)	(4,094)	(87,350)	(50,573)	(134,223)	(3,440)	(2,440)	(5,880)

Shareholders loans to joint venture	-	-	-	24,166	22,417	21,828	17,644	172,055	123,337	381,447	-	-	-

Net Carrying amount of interest in joint venture	8,001	501	12,573	-	-	-	-	-	-	21,075	(3,440)	(2,440)	(5,880)

Remaining shareholders loan to joint venture	-	-	-	20,449	16,554	18,127	13,551	84,706	72,764	226,150	-	-	-

Revenue	10,176	-	7,449	12,682	18,134	18,478	16,397	43,750	63,618	190,684	-	-	-
Depreciations and amortization	(3,298)	-	(3,360)	(4,467)	(4,561)	(4,483)	(4,586)	(18,216)	(17,933)	(60,904)	-	-	-
Interest Expense	(998)	-	(369)	(1,371)	(1,656)	(1,668)	(2,136)	(6,801)	(9,855)	(24,854)	-	-	-
Income tax expense	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the period (100%)	2,480	1	504	(4,346)	(5,290)	(3,428)	(2,957)	8,232	24,709	19,905	-	-	-
Other comprehensive income (100%)	-	-	-	-	-	-	-	-	2,030	2,030	-	-	-
Group's share of profit (loss) for the period	1,240	1	252	(2,173)	(2,645)	(1,714)	(1,479)	4,116	12,355	9,953	-	-	-
Group's share of other comprehensive income	-	-	-	-	-	-	-	-	1,015	1,015	-	-	-

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 - Equity-accounted investees (continued)

	Asset										Liability
(In thousands of USD)	Great Hope Enterprises Ltd	Kingswood Co. Ltd	Seven Seas Shipping Ltd	Fiorano Shipholding Ltd	Fontvieille Shipholding Ltd	Larvotto Shipholding Ltd	Moneghetti Shipholding Ltd	TI Africa Ltd	TI Asia Ltd	Total	Africa Conversion Corp	Asia Conversion Corp	Total
At December 31, 2013
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%		50%	50%
Non-Current assets	-	109	38,146	87,735	73,463	82,376	78,020	247,797	240,477	848,123	-	-	-
of which Vessel	-	-	38,146	87,735	73,463	82,376	78,020	244,448	236,317	840,505	-	-	-
Current Assets	40,494	898	6,785	6,063	5,913	6,083	9,173	54,300	107,297	237,006	-	-	-
of which cash and cash equivalents	240		2,040	729	1,223	1,685	2,764	38,795	45,406	92,882	-	-	-
Non-Current Liabilities	4,645	-	10,942	97,044	90,455	94,139	92,137	368,919	389,167	1,147,448	-	-	-
Of which bank loans	-	-	10,833	36,313	38,470	37,082	51,750	13,543	131,646	319,637	-	-	-
Current Liabilities	20,907	2	4,528	7,209	6,507	6,540	8,280	76,556	28,555	159,084	6,880	4,880	11,760
Of which bank loans	19,695	-	4,333	4,250	4,000	3,970	5,000	25,000	26,103	92,351	-	-	-
Net assets (100%)	14,942	1,005	29,461	(10,455)	(17,586)	(12,220)	(13,224)	(143,378)	(69,948)	(221,403)	(6,880)	(4,880)	(11,760)

Group's share of net assets	7,471	503	14,731	(5,228)	(8,793)	(6,110)	(6,612)	(71,689)	(34,974)	(110,701)	(3,440)	(2,440)	(5,880)

Shareholders loans to joint venture	2,450	-	-	25,366	25,992	23,528	20,194	172,055	123,337	392,922	-	-	-

Net Carrying amount of interest in joint venture	7,471	503	14,731	-	-	-	-	-	-	22,705	(3,440)	(2,440)	(5,880)

Remaining shareholders loan to joint venture	2,450	-	-	20,138	17,199	17,418	13,582	100,366	88,363	259,516	-	-	-

Revenue	5,477	-	6,572	15,181	12,551	14,007	13,998	63,849	63,548	195,183	-	-	-
Depreciations and amortization	(2,738)	-	(3,360)	(4,852)	(4,561)	(4,571)	(4,586)	(18,209)	(17,933)	(60,810)	-	-	-
Interest Expense	(730)	-	(232)	(1,166)	(1,506)	(1,376)	(1,958)	(1,087)	(8,720)	(16,775)	-	-	-
Income tax expense	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the period (100%)	(1,059)	4	(1,686)	(3,019)	(5,861)	(4,818)	(5,038)	31,321	25,045	34,889	-	-	-
Other comprehensive income (100%)	-	-	-	-	-	-	-	-	6,154	6,154	-	-	-
Group's share of profit (loss) for the period	(530)	2	(843)	(1,510)	(2,931)	(2,409)	(2,519)	15,661	12,523	17,444	-	-	-
Group's share of other comprehensive income	-	-	-	-	-	-	-	-	3,077	3,077	-	-	-

At December 31, 2014
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%		50%	50%
Non-Current assets	-	204	34,786	82,883	70,670	77,805	73,433	231,370	224,460	795,611	-	-	-
of which Vessel	-	-	34,786	82,883	70,670	77,805	73,433	226,239	218,385	784,201	-	-	-
Current Assets	763	810	7,473	5,445	6,719	6,087	3,786	39,864	64,441	135,388	-	-	-
of which cash and cash equivalents	278	-	3,245	711	1,136	1,633	1,218	22,017	31,098	61,336	-	-	-
Non-Current Liabilities	-	-	6,704	84,894	90,054	81,494	86,997	351,057	297,510	998,710	-	-	-
Of which bank loans	-	-	6,500	32,063	34,470	33,113	47,750	-	104,200	258,096	-	-	-
Current Liabilities	130	2	4,591	15,341	7,773	16,097	5,251	32,351	29,426	110,962	6,880	4,880	11,760
Of which bank loans	-	-	4,333	4,250	4,000	3,970	4,000	13,750	27,446	61,749	-	-	-
Net assets (100%)	633	1,012	30,964	(11,907)	(20,438)	(13,699)	(15,029)	(112,174)	(38,035)	(178,673)	(6,880)	(4,880)	(11,760)

Group's share of net assets	317	506	15,482	(5,954)	(10,219)	(6,850)	(7,515)	(56,087)	(19,018)	(89,338)	(3,440)	(2,440)	(5,880)

Shareholders loans to joint venture	-	-	-	26,416	27,792	24,191	19,623	172,055	93,337	363,414	-	-	-

Net Carrying amount of interest in joint venture	317	506	15,482	-	-	-	-	-	-	16,305	(3,440)	(2,440)	(5,880)

Remaining shareholders loan to joint venture	-	-	-	20,462	17,573	17,341	12,108	115,968	74,319	257,771	-	-	-

Revenue	113	-	10,228	17,017	15,706	17,092	16,047	62,261	64,096	202,560	-	-	-
Depreciations and amortization	-	-	(3,360)	(4,852)	(4,603)	(4,571)	(4,586)	(18,209)	(17,933)	(58,114)	-	-	-
Interest Expense	(257)	-	(162)	(1,093)	(1,100)	(1,263)	(1,469)	(1,963)	(7,458)	(14,765)	-	-	-
Income tax expense	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the period (100%)	4,510	7	3,504	(1,453)	(2,852)	(1,481)	(1,805)	31,204	27,702	59,336	-	-	-
Other comprehensive income (100%)	-	-	-	-	-		-	-	4,212	4,212		-	-
Group's share of profit (loss) for the period	2,255	4	1,752	(727)	(1,426)	(741)	(903)	15,602	13,851	29,668	-	-	-
Group's share of other comprehensive income	-	-	-	-	-	-	-	-	2,106	2,106	-	-	-

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 - Equity-accounted investees (continued)

Loans and borrowings

In October 2008, TI Asia Ltd and TI Africa Ltd concluded a USD 500 million senior secured credit facility. The facility consists of a term loan of USD 180 million which was used to finance the acquisition of two ULCC vessels, the TI Asia and the TI Africa respectively from Euronav and OSG and a project finance loan of USD 320 million which has been used to finance the conversion of the above mentioned vessels into FSO. Following the termination of the original service contract related to the FSO Africa and the signature of a new contract for the FSO Africa with the same client the Tranche of the facility related to FSO Africa was restructured. The tranche related to FSO Asia matures in 2017 and has a rate of Libor + a margin of 1.15%. After the restructuring the tranche related to FSO Africa was maturing in August 2013 with a balloon of USD 45.000.000 and had a rate of Libor + a margin of 2.25%. In 2013, the Africa Tranche was extended until 2015 at which point it will be fully repaid and the margin increased with 50bps to 2.75%. The total amount drawn under this facility (Euronav share) on December 31, 2014 was USD 72,698,234.50.

In the course of 2008, the joint venture companies, Fiorano Shipholding Ltd, Fontvieille Shipholding Ltd, Larvotto Shipholding Ltd and Moneghetti Shipholding Ltd have concluded pre and post-delivery senior secured credit facilities to build a total of 4 Suezmax Vessels.

The following table summarizes the terms and debt repayment profile of the bank loans held by the joint ventures:

in thousands of USD				December 31, 2014		December 31, 2013
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying value	Face value	Carrying value
TI Asia Ltd *	USD	libor +1.15%	2017	131,646	131,646	157,750	157,750
TI Africa Ltd *	USD	libor +2.75%	2015	13,750	13,667	38,750	38,546
Great Hope Enterprises Ltd	USD	libor +2.70%	2018	-	-	19,950	19,694
Seven Seas Shipping Ltd	USD	libor +0.80%	2017	10,833	10,833	15,166	15,166
Moneghetti Shipholding Ltd *	USD	libor +2.75%	2021	51,750	51,750	56,750	56,750
Fontvieille Shipholding Ltd *	USD	libor +2.75%	2020	38,470	38,470	42,470	42,470
Larvotto Shipholding Ltd *	USD	libor +1.50%	2020	37,083	37,083	41,052	41,052
Fiorano Shipholding Ltd *	USD	libor +1.225%	2020	36,312	36,312	40,562	40,562
Total interest-bearing bank loans				319,844	319,761	412,450	411,990

* The mentioned secured bank loans are subject to loan covenants such as an Asset Protection clause. A future breach of covenants might require the joint venture to repay (part of) the loan earlier than expected.

All bank loans in the joint ventures are secured by the underlying vessel or FSO.

Loan covenant

The OSG's Chapter 11 filing has had no impact on the continued operations of the FSO joint venture, including the ability of the joint venture to continue to perform its obligations under the existing charters as well as its ability to continue to service its outstanding debt obligations and maintain continued compliance with the covenants under such debt agreements. On November 12, 2012, MOQ issued a waiver to the FSO joint venture agreeing not to exercise its rights to terminate the service contracts. The initial waiver period expired on February 15, 2013 and was subsequently extended to February 15, 2014, with MOQ having the right to terminate such waiver at an earlier date upon occurrence of certain events or after giving a 90-day notice of its intent to do so. In November 2012, the joint venture also obtained waivers of any events of default arising as a result of the commencement of the Chapter 11 Cases from (i) the bank syndicate that funds its loan facilities, (ii) the counterparties to the interest rate swaps agreements described below, and (iii) the bank that has issued performance guarantees of the joint venture's performance of certain of its obligations under the FSO Africa and FSO Asia service contracts. The initial waiver periods on all such waivers expired on February 15, 2013 and were subsequently extended to February 15, 2014 and again extended until July 15, 2014 subject to the occurrence of certain events. As OSG emerged from Chapter 11 in August 2014, the waivers were not extended.

For two secured vessel loans of its joint ventures, the Group negotiated in the course of 2013 with the lenders a 1-year relaxation of the Asset Protection clause from 125% down to 100% (until December 31, 2013) against an increase of the margin above the LIBOR rate to 2.75%. The margin was reduced to 2.00% at the end of the relaxation period in 2014. The asset protection clause was tested again at the end of April 2014 and the Group was again in compliance with the Asset Protection clause. The waiver was therefore not extended.

Interest rate swaps

Two of the Group's JV companies in connection to the FSO conversion project of the TI Asia and TI Africa have also entered in two Interest Rate Swap instruments for a combined notional value of USD 480 million (Euronav's share amounts to 50%). These IRSs are used to hedge the risk related to any fluctuation of the Libor rate and have a duration of 8 years starting respectively in July 2009 and September 2009 for FSO Asia and FSO Africa.

Following the termination of the original service contract related to the FSO Africa on January 22, 2010 and the consecutive reduction of financing, the hedge related to that tranche lost its qualification as hedging instrument in a cash flow hedge relationship under IAS 39. As such the cash flows from this IRS are expected to occur and affect profit or loss as from 2010 through 2017. Fair value at December 31, 2014: USD -7,028,986 (2013: USD -11,264,668 and 2012: -17,717,014).

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

However the hedge related to the financing of FSO Asia still qualifies fully as a hedging instrument in a cash flow hedge relationship under IAS 39. This instrument is measured at fair value; effective changes in fair value are recognized in equity and the ineffective portion is recorded in profit or loss. Fair value at December 31, 2014: USD -6,635,559 (2013: USD -10,846,716 and 2012: USD -16,999,178).

Vessels

On January 5, 2011, Moneghetti Shipholding Ltd took delivery of the Suezmax Devon (2011 - 157,642 dwt) from the shipyard. On January 9, 2012, Larvotto Shipholding Ltd took delivery of the Suezmax Maria (2012 - 157,523 dwt) from the shipyard. On January 31, 2012, Fiorano Shipholding Ltd took delivery of the Suezmax Captain Michael (2012 - 157,648 dwt) from the shipyard. On January 2, 2014 Great Hope Enterprise Ltd delivered the VLCC Ardenne Venture (2004 - 318,658 dwt) to its new owners after the sale announced on November 14, 2013 for USD 41,7M. The Group's share in the capital gain amounts to USD 2.2 million and was recognized in the first quarter of 2014.

There were no capital commitments as per December 31, 2014 and December 31, 2013.

Cash and cash equivalents	2014	2013
Cash and cash equivalents of the joint ventures	61,336	92,882
Group's share of cash and cash equivalents	30,668	46,441
Of which restricted cash	15,547	16,015

Note 26 - Subsidiaries

The Group holds 100% of the voting rights in all of its subsidiaries (see Note 24).

In 2014 two wholly owned subsidiaries (Euronav Shipping NV and Euronav Tankers NV), incorporated in the first quarter of 2014, were added to the consolidation scope. These two subsidiaries became the owner and operator of (part of) the acquired Maersk Fleet.

In 2013 and 2012 no new subsidiaries were established or acquired, nor were there any sales or liquidations of subsidiaries.

Note 27 - Major exchange rates

The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates

1 XXX = x,xxxx USD	December 31, 2014	December 31, 2013	December 31, 2012	2014	2013	2012

EUR	1.2141	1.3791	1.3194	1.3349	1.3259	1.2909
GBP	1.5587	1.6542	1.6167	1.6521	1.5629	1.5873

Note 28 - Subsequent events

On January 31, 2015, the 250 remaining outstanding fixed rate senior unsecured convertible Notes, due 2015 with a face value of USD 100,000, have been fully redeemed at par.

In April 2014, the purchase option to buy the Olympia (2008 – 315,981 dwt) and the Antarctica (2009 – 315,981 dwt) was exercised for an aggregate purchase price of USD 178 million of which USD 20 million had been received as an option fee deductible from the purchase price back in January 2011. As a consequence, the Antarctica was transferred to asset held for sale, and an impairment of USD 4.9 million was recorded in the second quarter of 2014.  The Antarctica was delivered to its new owner on January 15, 2015, earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of USD 2.2 million which was recorded in the first quarter of 2015.

On January 20, 2015 the Group announced the commencement of its IPO of 13,550,000 ordinary shares. On January 19, 2015, the closing price of the Company's ordinary shares on Euronext Brussels was USD 12.94 per share (based upon the Bloomberg Composite Rate of EUR 0.8604 per USD 1.00 in effect on that date). The Company has received approval to list its ordinary shares on the NYSE under the symbol "EURN".

On January 28, 2015 the Group announced the closing of the IPO of 18,699,000 common shares at a public offering price of USD 12.25 per share for gross proceeds of USD 229,062,750. This includes the exercise in full by the underwriters of their overallotment option. The Group, in accordance with article 15 of the law of May 2, 2007, confirmed the following overview:

	Before	After
Total subscribed capital (USD)	142,440,546	162,764,714
Total number of ordinary shares on issue (with voting rights) *	131,050,666	149,749,666

* of which 1,750,000 shares are treasury shares

EURONAV NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 28 - Subsequent events (continued)

On February 19, 2015, following the closing of the IPO, the Company repaid the USD 235.5 million bond issued to partly finance the acquisition of 15 VLCCs from Maersk Tankers Singapore Pte Ltd. As the bond was issued below par and in accordance with IFRS, the Company amortized USD 20.4 million (non-cash) in the fourth quarter of 2014 bringing the amortization related to this bond for the full year 2014 to USD 31.9 million (non-cash) and a further USD 4.1 million (non-cash) in the first quarter of 2015. Furthermore, following the IPO, the Group exercised its right to request the conversion of the remaining 30 outstanding perpetual convertible preferred equity securities and issued a notice of the contribution on January 30, 2015. The aggregate principal amount of USD 75,000,000 was converted to Euronav's share capital through a contribution in kind on February 6, 2015 against the issuance of 9,459,283 shares. These shares are listed on both Euronext Brussels and the NYSE but are tradeable only on Euronext Brussels.

	Before	After
Total subscribed capital (USD)	162,764,714	173,046,122
Total number of ordinary shares on issue (with voting rights) *	149,749,666	159,208,949

* of which 1,750,000 shares are treasury shares

During the course of 2014, the Group's Board of Directors resolved to adopt a long term incentive plan ("LTIP") to be finalized and implemented in 2015. Under the terms of this LTIP, key management personnel would obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years (1/3 year) and 60% in the form of restricted stock units ("RSUs"), with cliff vesting on the third anniversary. The grant date was February 12, 2015, the day subsequent to the fourth quarter earnings release on February 11, 2015. In total 236,590 options and 65,433 RSUs were granted.

On March 23, 2015, the Group closed its U.S. Exchange Offer which enabled shareholders to reposition their shares of Euronav that are listed and tradable on Euronext Brussels into shares listed and tradable on the NYSE.

On March 30, 2015, the Group announced the results of its U.S. Exchange Offer. On March 13, 2015, the expiration date of the U.S. Exchange Offer, shareholders validly tendered for exchange 42,919,647 original shares (the "Original Shares") (out of 95,066,567 eligible Original Shares) for an equal number of exchange shares (the "Tendered Shares"), a participation rate of approximately 45%. Settlement of the U.S. Exchange Offer was completed on April 1, 2015, at which time the Tendered Shares commenced trading on the NYSE.

On April 1, 2015, the Group announced its final results for 2014 and its proposal at the annual shareholders' meeting of May 13, 2015 to distribute a gross dividend in the amount of USD 0.25 (net USD 0.20) per share to all shareholders. The dividend will be payable as from May 22, 2015. The share will trade ex-dividend as from May 18, 2015 (record date May 19, 2015). The dividend to holders of Euronext shares will be paid in EUR at the USD/EUR exchange rate on the record date. Furthermore, the Group also announced its new dividend policy for the group going forward. For future dividends, Euronav intends to distribute at least 80% of its annual net result. The yearly dividend is expected to be paid in two instalments: first as an interim dividend, and then as a balance payment corresponding to the final dividend. The interim dividend payout ratio, which may typically be more conservative than the yearly payout of at least 80% of net results, is expected to be announced together with the half year results and to be paid in September. The final dividend will be proposed by the Board of Directors (and is subject to approval by the shareholders). The final dividend is expected to be announced in March, together with the group full year results and will be paid after the approval of shareholders at the annual shareholders meeting which takes place the second Thursday of the month of May and will be paid within the month of May.

On February 26, 2015 and April 9, 2015 respectively, the Group took delivery of the last two Japanese built VLCC Vessels, the Hirado and the Hakata.