Form 20-F
period 2015-12-31
Euronav NV
filed 2016-04-05
CIK 1604481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, the issuer had 159,208,949 ordinary shares, no par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	X	No

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
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:
•	the strength of world economies and currencies;
•	general market conditions, including the market for our vessels, fluctuations in charter rates and vessel values;
•	availability of financing and refinancing;
•	our business strategy and other plans and objectives for growth and future operations;
•	our ability to successfully employ our existing and newbuilding vessels;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to realize the expected benefits from acquisitions;
•	potential liability from pending or future litigation;
•	general domestic and international political conditions;
•	potential disruption of shipping routes due to accidents or political events;
•	vessels breakdowns and instances of off-hires;
•	competition within our industry;
•	the supply of and demand for vessels comparable to ours;
•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest in locations where we may operate;

•	delays and cost overruns in construction projects;
•	our level of indebtedness;
•	our ability to obtain financing and comply with the restrictive and other covenants in our financing arrangements;
•	our need for cash to meet our debt service obligations;
•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;
•	availability of skilled workers and the related labor costs;
•	compliance with governmental, tax, environmental and safety regulation;
•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil and natural gas industry;
•	effects of new products and new technology in our industry;
•	the failure of counterparties to fully perform their contracts with us;
•	our dependence on key personnel;
•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations; and
•	the volatility of the price of our ordinary shares.
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
References in this report to "Valero," "Total," "Petrobras," "Repsol," and "Maersk Oil" are to Valero Energy Corporation, Total S.A., Petroleo Brasileiro S.A., Repsol Trading S.A., and Maersk Oil Qatar AS, respectively, and certain of each of their subsidiaries that are our customers.

We refer to our "U.S. Shares" as those shares of the Company with no par value that are reflected in the U.S. component of our share register, or the U.S. Register, that is maintained by Computershare Trust Company N.A, or Computershare, our U.S. transfer agent and registrar, and are formatted for trading on the New York Stock Exchange, or the NYSE. The U.S. Shares are identified by CUSIP B38564 108.  We refer to our "Belgian Shares" as those shares of the Company with no par value that are reflected in the Belgian component of our share register, or the Belgian Register, that is maintained by De Interprofessionele Effectendeposito- en Girokas (CIK) NV (acting under the commercial name Euroclear Belgium), or Euroclear Belgium, our agent, and are formatted for trading on Euronext Brussels. The Belgian Shares are identified by ISIN BE0003816338.  Our U.S. Shares and our Belgian Shares taken together are collectively referred to as our "ordinary shares." For further discussion of the maintenance of our share register, please see "Item 10. Additional Information —B. Memorandum and Articles of Association—Share Register."
A.	Selected Financial Data
The following tables set forth, in each case for the periods and as of the dates indicated, our selected consolidated financial data and other operating data as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  The selected historical financial information presented in the tables below should be read in conjunction with and is qualified in its entirety by reference to our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are included in this annual report.
	Year Ended December 31,
Consolidated Statement of Profit or Loss Data (US$ in thousands, except per share data)	2015	2014	2013	2012	2011
Revenue	846,507	473,985	304,622	320,836	326,315
Gains on disposal of vessels/other tangible assets	13,302	13,122	8	10,067	22,153
Other operating income	7,426	11,411	11,520	10,478	5,773
Voyage expenses and commissions	(71,237)	(118,303)	(79,584)	(72,100)	(46,884)
Vessel operating expenses	(153,718)	(124,089)	(105,911)	(109,539)	(123,078)
Charter hire expenses	(25,849)	(35,664)	(21,031)	(28,920)	(42,497)
Losses on disposal of vessels	(8,002)	—	(215)	—	(25,501)
Impairment on non-current assets held for sale	—	(7,416)	—	(32,080)	—
Depreciation tangible assets	(210,156)	(160,934)	(136,882)	(146,881)	(142,358)
Depreciation intangible assets	(50)	(20)	(76)	(181)	(213)
General and administrative expenses	(46,251)	(40,565)	(27,165)	(30,797)	(28,655)
Result from operating activities	351,972	11,527	(54,714)	(79,117)	(54,945)
Finance income	3,312	2,617	1,993	5,349	5,663
Finance expenses	(50,942)	(95,970)	(54,637)	(55,507)	(52,484)
Net finance expense	(47,630)	(93,353)	(52,644)	(50,158)	(46,821)
Share of profit (loss) of equity accounted investees (net of income tax)	51,592	30,286	17,853	9,953	5,897
Profit (loss) before income tax	355,934	(51,540)	(89,505)	(119,322)	(95,869)
Income tax benefit/(expense)	(5,633)	5,743	(178)	726	(118)
Profit (loss) for the period	350,301	(45,797)	(89,683)	(118,596)	(95,987)
Attributable to:
Owners of the Company	350,301	(45,797)	(89,683)	(118,596)	(95,987)
Basic earnings per share	2.25	(0.39)	(1.79)	(2.37)	(1,92)
Diluted earnings per share	2.22	(0.39)	(1.79)	(2.37)	(1,92)

Consolidated Statement of Financial Position Data (at Period End)		Year Ended December 31,
(US$ in thousands, except for per share and fleet data)	2015	2014	2013	2012	2011
Cash and cash equivalents	131,663	254,086	74,309	113,051	163,108
Vessels	2,288,036	2,258,334	1,434,800	1,592,837	1,616,178
Vessels under construction	93,890	—	—	—	89,619
Current and non-current bank loans	1,052,448	1,234,329	847,763	911,474	938,992
Equity attributable to Owners of the Company	1,905,749	1,472,708	800,990	866,970	980,988
Cash flow data
Net cash inflow/(outflow)
Operating activities	450,532	14,782	(8,917)	69,812	28,060
Investing activities	(205,873)	(1,023,007)	28,114	(86,986)	39,852
Financing activities	(365,315)	1,189,021	(57,384)	(33,117)	(48,606)
Fleet Data (Unaudited)
VLCCs
Average number of vessels(1)	27	20	11	13	14
Calendar days(2)	9,860	7,450	4,085	4,940	5,264
Vessel operating days(3)	9,645	7,294	4,036	4,891	5,119
Available days(4)	9,780	7,391	4,044	4,910	5,198
Fleet utilization(5)	98.6%	98.7%	99.8%	99.6%	98.5
Daily TCE charter rates(6)	$52,802	$27,189	$25,785	$23,510	$24,457
Daily vessel operating expenses(7)	$9,935	$8,565	$8,178	$7,761	$7,440
Suezmaxes
Average number of vessels(1)	19	19	19	18	18
Calendar days(2)	6,885	6,937	6,848	6,588	6,578
Vessel operating days(3)	6,780	6,774	6,661	6,436	6,448
Available days(4)	6,806	6,895	6,664	6,489	6,456
Fleet utilization(5)	99.6%	98.2%	100%	99.2%	99.9%
Daily TCE charter rates(6)	$39,689	$24,491	$19,284	$21,052	$24,237
Daily vessel operating expenses(7)	$8,288	$8,073	$7,753	$7,868	$8,442
Average daily general and administrative expenses per vessel—owned tanker segment only(8)	$2,790	$2,820	$2,485	$2,672	$2,420
Other data
EBITDA (unaudited)(9)	$613,770	$202,767	$100,096	$77,898	$93,523
Adjusted EBITDA (unaudited)(10)	$648,190	$239,176	$138,853	$120,719	$128,367
Time charter equivalents revenues	$778,368	$364,211	$232,519	$250,476	$281,476
Basic weighted average shares outstanding	155,872,171	116,539,017	50,230,438	50,000,000	50,000,000
Diluted weighted average shares outstanding	157,529,562	116,539,017	50,230,438	50,000,000	50,000,000

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was part of our fleet during the period divided by the number of calendar days in that period.
(2)	Calendar days are the total days the vessels were in our possession for the relevant period, including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Vessel operating days are the total days our vessels were in our possession for the relevant period net of all off-hire days (scheduled and unscheduled).

(4)	Available days are the total days our vessels were in our possession for the relevant period net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(5)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing Vessel operating days by available days for the relevant period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or intermediate or vessel positioning.
(6)	Time Charter Equivalent, or TCE, (a non-IFRS measure) is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing total voyage revenues less voyage expenses by vessel operating days for the relevant time period. The period over which voyage revenues are recognized commences at the time the vessel leaves the port at which she discharged her cargo related to her previous voyage (or as the case may be when a vessel is leaving a yard at which she went to drydock or in the case of a newbuilding or a newly acquired vessel as from the moment the vessel is available to take a cargo). The period ends at the time that discharge of cargo is completed. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under IFRS (non-IFRS measure), and should not be considered as an alternative to voyage revenues, the most directly comparable IFRS measure, or any other measure of financial performance presented in accordance with IFRS. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies.
The following table reflects the calculation of our TCE rates for the years ended December 31, 2015, 2014, 2013, 2012 and 2011:
	2015	2014	2013
VLCC
Net VLCC revenues for all employment types	$509,277,925	$198,316,363	$104,068,875
Total VLCC operating days	9,645	7,294	4,036
Daily VLCC TCE Rate	$52,802	$27,189	$25,785
SUEZMAX
Net Suezmax revenues for all employment types	$269,090,422	$165,894,436	$128,449,941
Total Suezmax operating days	6,780	6,774	6,661
Daily Suezmax rate	$39,689	$24,491	$19,284
Tanker Fleet
Net Tanker fleet revenues for all employment type	$778,368,347	$364,210,799	$232,518,816
Total Fleet operating days	16,425	14,068	10,697
Daily Fleetwide TCE	$47,390	$25,890	$21,737

	2012	2011
VLCC
Net VLCC revenues for all employment types	$114,987,548	$125,195,000
Total VLCC operating days	4,891	5,119
Daily VLCC TCE Rate	$23,510	$24,457
SUEZMAX
Net Suezmax revenues for all employment types	$135,488,742	$156,280,502
Total Suezmax operating days	6,436	6,448
Daily Suezmax rate	$21,052	$24,237
Tanker Fleet
Net Tanker fleet revenues for all employment type	$250,476,290	$281,475,502
Total Fleet operating days	11,327	11,568
Daily Fleetwide TCE	$22,113	$24,332

The following table reflects the calculation of our net revenues for the years ended December 31, 2015, 2014, 2013, 2012 and 2011:
	Year Ended December 31,
(US$ in thousands)	2015	2014	2013	2012	2011
Voyage charter revenues	$720,416	$341,867	$171,225	$175,947	$139,265
Time charter revenues	$126,091	$132,118	$133,396	$144,889	$187,050

Subtotal revenue	$846,507	$473,985	$304,622	$320,836	$326,315
Other income	$7,426	$11,411	$11,520	$10,478	$5,773

Total operating revenues	$853,933	$485,396	$316,142	$331,314	$332,088
Less:
Other income *	$(4,328)	$(2,882)	$(4,039)	$(8,738)	$(3,729)
Total revenues attributable to ships owned by Euronav	$849,605	$482,514	$312,103	$322,576	$328,359
Tanker Fleet Net Tanker Fleet Revenues reconciliation
Share of total Revenues attributable to ships owned by Euronav	$849,605	$482,514	$312,103	$322,576	$328,359
less voyage expenses and commissions	$(71,237)	$(118,303)	$(79,584)	$(72,100)	$(46,884)

Net Total tanker fleet	$778,368	$364,211	$232,519	$250,476	$281,476
of which Net VLCC Revenues for all employment types	$509,278	$198,316	$104,069	$114,988	$125,195
of which Net Suezmax Revenues for all employment types	$269,090	$165,895	$128,450	$135,489	$156,281

*            Some revenues are excluded because these do not relate directly to vessels, such as rental income and insurance rebates.
(7)	Daily vessel operating expenses, or DVOE, (a non-IFRS measure) is calculated by dividing direct vessel expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, by calendar days for the relevant time period.
(8)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by calendar days for our owned tanker segment and relevant time period. Average daily general and administrative expenses are lower when our jointly-owned vessels are included in this calculation.
(9)	EBITDA (a non-IFRS measure) represents operating earnings before interest expense, income taxes and depreciation expense attributable to us. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or as a measure of profitability or liquidity. The definition of EBITDA used here may not be comparable to that used by other companies.

	Year Ended December 31,
	2015	2014	2013	2012	2011
EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$350,301	$(45,797)	$(89,683)	$(118,596)	$(95,987)
plus Net finance expenses	$47,630	$93,353	$52,644	$50,158	$46,821
plus Depreciation of tangible and intangible assets	$210,206	$160,954	$136,957	$147,062	$142,571
plus Income tax expense/(benefit)	$5,633	$(5,743)	$178	$(726)	$118

EBITDA (unaudited)	$613,770	$202,767	$100,096	$77,898	$93,523

(10)	Adjusted EBITDA (a non-IFRS measure) represents operating earnings including the share of EBITDA of equity accounted investees before interest expense, income taxes and depreciation expense attributable to us. Adjusted EBITDA provides investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods as the shipping industry is a capital intensive industry which often brings significant cost of financing. We also believe that Adjusted EBITDA is useful to investors and equity analysts as a measure of our operating performance that can be readily compared to other companies and we use Adjusted EBITDA in our internal evaluation of operating effectiveness and decisions regarding the allocation of resources. Adjusted EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or any other measure of operating performance. The definition of Adjusted EBITDA used here may not be comparable to that used by other companies.

		Year Ended December 31,
	2015	2014	2013	2012	2011
Adjusted EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$350,301	$(45,797)	$(89,683)	$(118,596)	$(95,987)
plus Net finance expenses	$47,630	$93,353	$52,644	$50,158	$46,821
plus Net finance expenses JV	$5,288	$7,351	$8,352	$12,370	$8,892
plus Depreciation of tangible and intangible assets	$210,206	$160,954	$136,957	$147,062	$142,571
plus Depreciation of tangible and intangible assets JV	$29,314	$29,058	$30,405	$30,451	$25,952
plus Income tax expense/(benefit)	$5,633	$(5,743)	$178	$(726)	$118
plus Income tax expense/(benefit) JV	$(182)	$—	$—	$—	$—

Adjusted EBITDA (unaudited)	$648,190	$239,176	$138,853	$120,719	$128,367

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
The following risks relate principally to us and our business and the industry in which we operate, the securities market and ownership of our securities, including our ordinary shares. The occurrence of any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our ordinary shares.
Risk Factors Relating to Our Industry
The tanker industry is cyclical and volatile, which may lead to reductions and volatility in the charter rates we are able to obtain, in vessel values and in our earnings and available cash flow.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the six year period from 2010 through 2015, time charter equivalent, or TCE, spot rates for a VLCC trading between the Middle East Gulf and Japan ranged from rates below operating expenses to a high of $115,780 per day. This volatility continued in 2016, with average monthly rates on the same route fluctuating between $39,750 to $101,923 per day. A worsening of the current global economic conditions may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:
•	supply and demand for energy resources and oil and petroleum products;
•	competition from, and supply and demand for, alternative sources of energy;
•	regional availability of refining capacity and inventories;
•	global and regional economic and political conditions, including armed conflicts, terrorist activities and strikes;

•	the distance over which the oil and the oil products are to be moved by sea;
•	changes in seaborne and other transportation patterns;
•	environmental and other legal and regulatory developments;
•	weather and natural disasters; and
•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of tanker capacity include:
•	demand for alternative sources of energy;
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	conversion of tankers to other uses;
•	the number of vessels that are out of service;
•	environmental concerns and regulations; and
•	port or canal congestion.
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
The demand for our vessels and services in transporting oil derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In 2015, crude oil reached a high of $61.36 per barrel (WTI)/$66.33 per barrel (Brent) and a low of $34.55 per barrel (WTI)/$35.26 per barrel (Brent). As of March 24, 2016, crude oil was $39.46 per barrel (WTI)/40.44 per barrel (Brent).
Any decrease in shipments of crude oil from the above-mentioned geographical areas could have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:
•	increased crude oil production from other areas, including the exploitation of shale reserves in the United States and the growth in its domestic oil production and exportation;
•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines;
•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
•	armed conflict in the Arabian Gulf and West Africa and political or other factors;
•	trade embargoes or other economic sanctions by the United States and other countries (including the economic sanctions against Russia as a result of increased political tension due to the situation in the Ukraine); and
•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.
In addition,  conditions affecting the economy of the United States and the world economies such as China may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.
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
Our growth in the offshore floating, storage and offloading (FSO) sector depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices, and may be materially and adversely affected by a decline in the offshore oil and natural gas industry.
The offshore production, storage and export industry is cyclical and volatile. Our growth strategy depends in part on expansion in the offshore FSO sector, which depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality FSO prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers' FSO programs. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for offshore units.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Guinea and in the Gulf of Aden off the coast of Somalia. Over the past few years, the frequency of piracy incidents in the Gulf of Aden and in the Indian Ocean has decreased significantly, whereas there has been an increase in the South China Sea while the situation in the Gulf of Guinea has now more or less stabilized. If these piracy attacks occur in regions in which our vessels are deployed being characterized by insurers as "enhanced risk" zones, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, as well as costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including the effects of lower oil prices, continuing turmoil and hostilities in the Middle East, North Africa, Russia and other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and softening growth in China. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.
The economies of the United States, the E.U. and other parts of the world continue to experience relatively slow growth and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at significantly lower levels than in the period preceding 2008.
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

Our international operations expose us to additional costs and legal and regulatory risks, which could have a material adverse effect on our business, results of operations and financial conditions
We operate worldwide, where appropriate,  through agents or other intermediaries. Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (particularly with respect to the recent invalidation of the U.S.-European Union safe harbor by the European Court of Justice), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the office of Foreign Asset Control, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.
Given the high level of complexity of these laws, there is a risk that we may inadvertently breach some provisions. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition.
We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows, financial condition, and our available cash.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act, the U.S. Marine Transportation Security Act of 2002, E.U. regulations, regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, and the International Ship and Port Facility Security Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.
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

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and E.U. ports.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, decreases of fossil fuel subsidies, increased efficiency standards and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition, the physical effects of climate change, including changes in weather patterns, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
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
We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the years ended December 31, 2015 and 2014, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss. Any impairment charge incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.
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
We may be subject to risks inherent in the conversion of vessels into FSOs and the operation of FSO activities.
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
We conduct most of our operations outside of the United States and Belgium. Our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in North Korea, the Middle East, including Syria and Egypt, and North Africa, including Libya, and the presence of the United States and Belgium and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
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
Although we believe that no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers' instructions. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or "CISADA," which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.
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
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and the E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the E.U. announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016, or the Implementation Day, the United States joined the E.U. and the United Nations in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the Obama administration and/or the E.U. or other international bodies. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and with respect to the JCPOA, the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trades. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our ordinary shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
Crew members, suppliers of goods and services to a vessel, shippers of cargo, secured lenders, and other parties may be entitled to a maritime lien against the relevant vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.
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
As of March 24, 2016, we employed 41 of our vessels in either the spot market or in a spot market-oriented tanker pool, including the Tankers International Pool, or the TI Pool, a spot market-oriented pool in which we were a founding member in 2000, exposing us to fluctuations in spot market charter rates. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. For example, over the past six years, VLCC spot market rates expressed as a time charter equivalent have ranged from negative values to a high of $115,780 per day, and in March 2016 are so far averaging $58,287 per day on the benchmark route between the Middle East Gulf and Japan. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
We may not be able to renew or obtain new and favorable charters for our vessels whose charters are expiring or are terminated, which could adversely affect our revenues and profitability.
Our ability to renew expiring contracts or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected. As of March 24, 2016, we employed 11 vessels on time charters, 5 of which expire in 2017 and 6 of which expire in 2018.
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
We are subject to certain risks with respect to our counterparties, including our joint venture partners, on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter in the future, various contracts, including credit facilities, charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks. The ability of each of our counterparties, including our joint venture partners, to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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
Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.
We are currently party to a shipbuilding contract with Hyundai Heavy Industries Co. Ltd., or Hyundai, for the construction of one newbuilding vessel, for a purchase price of $96 million. This vessel is expected to be delivered to us in the second quarter of 2016. We may, in the future, enter into additional construction contracts or purchase vessels that are under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.
If for any reason we default under our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our investment and we could be liable for penalties and damages under such contracts.
In addition, in the event a shipyard does not perform under its contract, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

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
Our failure to effectively identify, purchase, develop and integrate any tankers or businesses, such as the Metrostar Acquisition Vessels (defined below), could adversely affect our business, financial condition and results of operations. We may incur unanticipated expenses as an operating company. Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet. Finally, additional acquisitions, such as the Metrostar Acquisition Vessels, may require additional equity issuances or debt issuances, both of which could reduce our cash flow. If we are unable to execute the points noted above, our financial condition may be adversely affected.
Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expense and losses in connection with our future growth.
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
Fuel, or bunkers, is typically the largest expense in our shipping operations for our vessels which operate on voyage charter and changes in the price of fuel may therefore adversely affect our profitability. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We currently do not hedge our exposure to the fluctuating price of bunkers.
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
We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2015, Valero Energy Corporation, or Valero, accounted for 11%, Total S.A., or Total, accounted for 5% and Chevron Marine Products LLC accounted for 2% of our total revenues in our tankers segment. In addition, our only FSO customer as of December 31, 2015 was Maersk Oil Qatar AS, or Maersk Oil. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker industry and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any.
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
If any of our charters or FSO service contracts are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charterhire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.
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
The purchase and operation of secondhand vessels expose us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.
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
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, with survey cycles of no more than 60 months for the first three surveys, and 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $750,000 and $2,000,000, depending on the size and condition of the vessel and the location of drydocking and the special surveys to be performed.
We may be required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.
The International Convention for the Control and Management of Vessels' Ballast Water and Sediments, or the BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits.  Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
The actual or perceived credit quality of our charterers and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operations and our ability to implement our business strategy.
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
We require highly skilled personnel to operate our business, and will be required to hire additional highly trained personnel in connection with the operation of newly acquired vessels. Competition for skilled and other labor required for our operations has increased in recent years as the number of ocean-going vessels in the worldwide fleet has increased. If this expansion continues and is coupled with improved demand for seaborne shipping services in general, shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult for us to staff and service vessels. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for people and risk for higher turnover, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.
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
We and our subsidiaries intend to take the position that we qualify for either this statutory tax exemption or exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares, or "5% Shareholders," owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.
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
Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 27%, except for shareholders which qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of 23 July 1990 (the "Parent-Subsidiary Directive") or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the "U.S.—Belgium Treaty". The U.S.—Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.—Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.—Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.—Belgium Treaty.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
The Belgian Ministry of Finance approved our application on October 23, 2013 for beneficial tax treatment of certain of our vessel operations income. Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis (which is, on the basis of the tonnage of the vessels it operates), rather than on the basis of our accounting results, as adjusted, for Belgian corporate income tax purposes. This tonnage tax regime was initially granted for 10 years, and was renewed for an additional 10-year period in 2013. In addition, with respect to certain of our vessels operating under the Greek flag, we benefit from a similar tonnage tax regime in Greece. Certain of our subsidiaries that were formed in connection with our recent vessel acquisitions are subject to the ordinary Belgian corporate income tax regime, however, which benefit from a tax investment allowance due to the acquisition. However, we have decided to apply for the Belgian Tonnage Tax regime for those subsidiaries and obtained approval for Euronav  Shipping NV and Euronav Tankers NV effective January 1, 2016. We cannot assure you that we will be able to continue to take advantage of these tax benefits in the future. Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.
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
We had $1,135.0 million and $1,623.7 million of indebtedness as of December 31, 2015 and December 31, 2014, respectively, and expect to incur additional indebtedness as we take delivery of the remaining Metrostar Acquisition Vessels and further expand our fleet. Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:
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
The market values of tankers have generally been depressed. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than between 100% and 125%, depending on the applicable credit facility, of the aggregate principal amount outstanding under the loan. We were in compliance with these requirements as of December 31, 2015 and as of March 24, 2016.
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
Our agreements governing our indebtedness, including the loan agreements that our 50%-owned joint ventures have entered into, impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio. In addition, certain of our credit facilities will require us to satisfy certain other financial covenants, which require us to, among other things, maintain:
•	an amount of current assets, which may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than year, that, on a consolidated basis, exceeds our current liabilities;
•	an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
•	an aggregate cash balance of at least $30.0 million; and
•	a ratio of stockholders' equity to total assets of at least 30%.
In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:
•	effect changes in management of our vessels;

•	transfer or sell or otherwise dispose of all or a substantial portion of our assets;
•	declare and pay dividends if there is or will be, as a result of the dividend, an event of default or breach of a loan covenant; and
•	incur additional indebtedness.
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
As of December 31, 2015, we were in compliance with the financial covenants contained in our debt agreements.
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
In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we treat as additional investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2015, $251.6 million was outstanding under these joint venture loan agreements, of which we have guaranteed $125.8 million.

Risks related to our relationships with joint venture partners may have a material adverse effect on our business and results of operations.
We have a number of strategic relationships with joint venture partners through which we own certain of our vessels together with other third-party vessel owners and operators in our industry, and we may pursue additional joint venture relationships in the future. We currently own a 50% interest in seven of our vessels through joint ventures. Because we do not own a majority interest in these joint ventures, we may not be able to exercise control over such entities.  Accordingly, we cannot guarantee that such joint ventures will act in our best interests, meet our operational standards (including with respect to our policies on risk management), or distribute their earnings to us, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends to our shareholders.
In addition, while the duration of each joint venture relationship is governed by the applicable joint venture agreement, such relationship may be terminated early for, among other things, force majeure events or counterparty breach.  Furthermore, due to transfer restrictions in our joint venture agreements, we may be prevented from selling or otherwise disposing of our interest in a respective joint venture. We are also subject to counterparty risk with respect to our joint venture partners, and the ability and willingness of each of our partners to perform their obligations to us under their respective joint venture agreements will depend on a number of factors that are beyond our control.  The occurrence of any of these events may have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends to our shareholders.
Please also see "—We are subject to certain risks with respect to our counterparties, including our joint venture partners, on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows."
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
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our operating costs being expressed in currencies other than U.S. dollars, primarily in Euro. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, which could lead to fluctuations in our results of operations. At the time of this annual report, we have an agreement with a third party financial advisor with the aim to manage the risk from adverse movements in EUR/USD exchange rates. The program uses a financial trading strategy called Currency Overlay Management strategy which manages the equivalent of €40 million exposures on a yearly basis. The currency overlay manager conducts foreign-exchange hedging by selectively placing and removing hedges to achieve the objectives set by us. However, the manager may not achieve these objectives.

Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations.
We recently became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and as such, we have significant legal, accounting and other expenses that we did not incur previously. These reporting obligations impose various requirements on US registered public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.
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
John Michael Radziwill, one of our directors, is the son of John Radziwill who owns Bretta Tanker Holdings Inc., or Bretta, a company that has a 50% interest in four of our joint ventures as further outlined in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." John Michael Radziwill is not a shareholder or director of, nor is he employed by Bretta. Because these directors owe fiduciary duties to both us and other related parties, conflicts of interest may result in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for other related parties than they do for us. Any such conflicts of interest could adversely affect our business, financial condition and results of operations and the trading price of our ordinary shares. For further discussion of transactions with, or involving, our directors that may give rise to potential conflicts of interest, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
 A shift in consumer demand from oil towards other energy sources or changes to trade patterns for oil and oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry.  A shift in the consumer demand from oil towards other energy resources such as wind energy, solar energy, water energy, gas or nuclear energy will potentially affect the demand for our vessels.  This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of oil and oil products may have a significant negative or positive impact on the ton-miles and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition.
Our strategy is to own and operate a fleet large enough to provide global coverage, but no larger than what the demand for our services can support over a longer period by both contracting newbuildings and through acquisitions and disposals in the secondhand market. Our business is greatly influenced by the timing of investments and/or divestments and contracting of newbuildings. If we are unable to identify the optimal timing of such investments, divestments or contracting of newbuildings in relation to the shipping value cycle due to capital restraints, this could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.

Risk Factors Relating to an Investment in Our Ordinary Shares
We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.
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
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards.
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
The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.
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
On April 1, 2015, we announced the adoption of our new "return to shareholders" policy, pursuant to which we intend to distribute to our shareholders 80% of our annual net consolidated profit (excluding exceptional items such as gains on the disposal of vessels), subject to the discretion of our Board of Directors, the terms of our loan agreements, and provisions of Belgian law, discussed below. Notwithstanding the adoption of this policy, our Board of Directors' primary obligation remains to act in the best interest of the Company and in doing so our Board of Directors will always consider alternatives for use of cash that might otherwise be distributed as dividends. This may include the purchase by us of our own shares, the accelerated amortisation of debt or the acquisition of vessels which we consider at that time to be accretive to shareholders' value.
Dividends, if any, will be paid in two instalments: first as an interim dividend, then as a balance payment corresponding to the final dividend. The interim dividend payout ratio may typically be more conservative than the yearly payout of at least 80% of net consolidated profit. At our annual shareholders' meeting held on May 13, 2015, our shareholders approved the distribution of a gross dividend in the amount of $0.25 per share to all shareholders, which was paid in May 2015. In addition, on the occasion of the announcement of our half year results in August 2015, our Board of Directors declared an interim dividend in the amount of $0.62 per share, which was paid in September 2015.

Pursuant to the dividend policy set out above, our Board of Directors will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We may stop paying dividends at any time and cannot assure you that we will pay any dividends in the future or of the amount of such dividends. For instance, we did not declare or pay any dividends from 2010 until 2014.
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
As of December 31, 2015, our issued (and fully paid up) share capital was $173,046,122.14 which was represented by 159,208,949 ordinary shares, and our Board of Directors is authorized to increase share capital in one or several times by a total maximum of $150,000,000 for a period of five years as from June 19, 2015. Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any future equity offering.
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
Euronav NV was incorporated under the laws of Belgium on June 26, 2003 for an indefinite term, and we grew out of the combination of certain tanker businesses carried out by three companies that had a strong presence in the shipping industry: Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic Shipping Enterprises Ltd., or Ceres Hellenic, formed in 1950. Our predecessor started doing business under the name "Euronav" in 1989. Our Company has the legal form of a public limited liability company (naamloze vennootschap/société anonyme).
Our principal shareholder is Marc Saverys, individually or through Saverco NV, or Saverco, an entity controlled by him. The Saverys family has had a continuous presence in the shipping industry since the early nineteenth century. The Saverys family owned a shipyard which was founded in 1829, owned and operated various shipowning companies since the 1960s, and acquired CMB in 1991.
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
For information about the development of our fleet, please see Item 5. Operating and Financial Review and Prospects—Fleet Development."
B.	Business Overview
We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of March 24, 2016, we owned and operated a modern fleet of 55 vessels (including two chartered-in vessels and one newbuilding to be delivered in 2016) with an aggregate carrying capacity of approximately 13.1 million deadweight tons, or dwt, consisting of 30 very large crude carriers (including one newbuilding to be delivered in 2016), or VLCCs, one ultra large crude carrier, or ULCC, 22 Suezmax vessels, and two floating, storage and offloading vessels, or FSOs.  The weighted average age of our fleet as of March 24, 2016 was approximately 7.7 years, as compared to an industry average age as of December 31, 2015 of approximately 8.5 years for the VLCC fleet and 8.9 years for the Suezmax fleet.
In July 2014, we agreed to acquire four additional modern VLCCs, which we refer to as the VLCC Acquisition Vessels, from Maersk Tankers Singapore Pte Ltd., or Maersk Tankers, for an aggregate purchase price of $342.0 million. The purchase price of the VLCC Acquisition Vessels was financed using the net proceeds of $121.1 million that we received in an underwritten private offering of 10,556,808 of our ordinary shares in Belgium in July 2014, available cash on hand, and borrowings under our $340.0 million Senior Secured Credit Facility. During the period from December 2014 through April 2015, we took delivery of all of the VLCC Acquisition Vessels.
In addition, in June 2015, we agreed to acquire from an unrelated third-party contracts for the construction of four VLCCs with Hyundai, which we refer to as the Metrostar Acquisition Vessels, for an aggregate purchase price of $384.0 million. We financed this acquisition with borrowings under our then existing credit facilities and our new $750.0 Million Senior Secured Credit Facility. The first Metrostar Acquisition Vessel was delivered to us during the third quarter of 2015, two Metrostar Acquisition Vessels were delivered to us during the first quarter of 2016, and the remaining Metrostar Acquisition Vessel is expected to be delivered to us during the second quarter of 2016.
The seller of the Metrostar Acquisition Vessels also agreed to sell us its option, for an option fee of $8.0 million, to acquire up to an additional four VLCCs, which are sister-vessels of the Metrostar Acquisition Vessels, at a purchase price of $98.0 million each. In October 2015, we decided not to exercise this option.
We currently charter our vessels, non-exclusively, to leading international energy companies, such as Maersk Oil, Total and Valero, although there is no guarantee that these companies will continue their relationships with us. We pursue a chartering strategy that seeks an optimal mix of employment of our vessels depending on the fluctuations of freight rates in the market and our own judgment as to the direction of those rates in the future. Our vessels are therefore routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component. We principally employ our VLCCs through the TI Pool, a spot market-oriented pool in which we were a founding member in 2000. As of March 24, 2016, 18 of our vessels were employed directly in the spot market, 23 of our vessels were employed in the TI Pool, 11 of our vessels were employed on long-term charters, of which the average remaining duration is 22.4 months, including nine with profit sharing components, and our two FSOs were employed on long-term service contracts. While we believe that our chartering strategy allows us to capitalize on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates decline. At times when the freight market may become more challenging, we will try to timely shift our exposure to more time charter contracts and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness. We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the years 2010 to 2013.

Our Fleet
Set forth below is certain information regarding our fleet as of March 24, 2016.
Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Charterer	Employment	Charter Expiry Date(2)
Owned Vessels
TI Europe	ULCC	441,561	2002	Daewoo		Spot	N/A
Sandra	VLCC	323,527	2011	STX	Total	Time Charter(3)	January 2017
Sara	VLCC	323,183	2011	STX	Total	Time Charter(3)	October 2017
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
TI Topaz	VLCC	319,430	2002	Hyundai		TI Pool	N/A
TI Hellas	VLCC	319,254	2005	Hyundai	Petrobras	Time Charter	November 2018
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Simone	VLCC	313,988	2012	STX		TI Pool	N/A
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Nucleus	VLCC	307,284	2007	Dalian		TI Pool	N/A
Nautilus	VLCC	307,284	2006	Dalian		TI Pool	N/A
Navarin	VLCC	307,284	2007	Dalian		TI Pool	N/A
Nautic	VLCC	307,284	2008	Dalian		TI Pool	N/A
Newton	VLCC	307,284	2009	Dalian		TI Pool	N/A
Nectar	VLCC	307,284	2008	Dalian		TI Pool	N/A
Neptun	VLCC	307,284	2007	Dalian		TI Pool	N/A
Noble	VLCC	307,284	2008	Dalian		TI Pool	N/A
Flandre	VLCC	305,688	2004	Daewoo	Petrobras	Time Charter	August 2018
V.K. Eddie(4)	VLCC	305,261	2005	Daewoo		TI Pool	N/A
Hojo	VLCC	302,965	2013	JMU		TI Pool	N/A
Hakone	VLCC	302,624	2010	Universal		TI Pool	N/A
Hirado	VLCC	302,550	2011	Universal		TI Pool	N/A
Hakata	VLCC	302,550	2010	Universal	Total	Time Charter(3)	September 2017
Artois	VLCC	298,330	2001	Hitachi		TI Pool	N/A
Antigone	VLCC	299,421	2015	Hyundai		TI Pool	N/A
Alice	VLCC	299,320	2016	Hyundai		Spot	N/A
Alex	VLCC	229,445	2016	Hyundai		TI Pool	N/A
Anne(6)	VLCC	300,000	2016	Hyundai		N/A	N/A
Cap Diamant	Suezmax	160,044	2001	Hyundai		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung	Valero	Time Charter(3)	June 2018
Cap Leon	Suezmax	159,049	2003	Samsung	Valero	Time Charter(3)	April 2018
Cap Philippe	Suezmax	158,920	2006	Samsung		Spot	N/A
Cap Guillaume	Suezmax	158,889	2006	Samsung		Spot	N/A
Cap Charles	Suezmax	158,881	2006	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Theodora	Suezmax	158,819	2008	Samsung		Spot	N/A
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung	Repsol	Time Charter(3)	November 2017
Eugenie(4)	Suezmax	157,672	2010	Samsung		Spot	N/A
Felicity	Suezmax	157,667	2009	Samsung		Spot	N/A
Capt. Michael(4)	Suezmax	157,648	2012	Samsung		Spot	N/A
Devon(4)	Suezmax	157,642	2011	Samsung		Spot	N/A
Maria(4)	Suezmax	157,523	2012	Samsung		Spot	N/A
Finesse	Suezmax	149,994	2003	Universal		Spot	N/A
Filikon	Suezmax	149,989	2002	Universal		Spot	N/A
Cap Georges	Suezmax	146,652	1998	Samsung	Valero	Time Charter(3)	May 2017
Cap Romuald	Suezmax	146,640	1998	Samsung	Valero	Time Charter(3)	May 2018
Cap Jean	Suezmax	146,627	1998	Samsung	Valero	Time Charter(3)	March 2018
Total DWT—Owned Vessels(5)		12,201,743

							Chartered-In Expiry Date
Chartered-In Vessels
KHK Vision	VLCC	305,749	2007	Daewoo		TI Pool	October 2016
Suez Hans	Suezmax	158,574	2011	Hyundai		Spot	December 2016
Total DWT Chartered-In Vessels		464,323

							Service Contract Expiry Date
FSO Vessels
FSO Africa(4)	FSO	442,000	2002	Daewoo	Maersk Oil	Service Contract	September 2017
FSO Asia(4)	FSO	442,000	2002	Daewoo	Maersk Oil	Service Contract	July 2017
Total DWT FSO Vessels(5)		442,000
________________________
(1)	As used in this report, "Samsung" refers to Samsung Heavy Industries Co., Ltd, "Hyundai" refers to Hyundai Heavy Industries Co., Ltd., "Universal" refers to Universal Shipbuilding Corporation, "Hitachi refers to Hitachi Zosen Corporation, "Daewoo" refers to Daewoo Shipbuilding and Marine Engineering S.A., "JMU" refers to Japan Marine United Corp., Ariake Shipyard, Japan, "Dalian" refers to Dalian Shipbuilding Industry Co. Ltd., and "STX" refers to STX Offshore and Shipbuilding Co. Ltd.
(2)	Assumes no exercise by the charterer of any option to extend (if applicable).
(3)	Profit sharing component under time charter contracts.
(4)	Vessels in which we hold a 50% ownership interest.
(5)	Vessels in which we hold a 50% ownership interest are only accounted for the share of DWT corresponding to our ownership interest.
(6)	Vessel expected to be delivered to us in the course of the second quarter of 2016.

Employment of Our Fleet
Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2016, our fleet is currently expected to have approximately 18,367 available days for hire, of which, as of March 24, 2016, 76% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 18% are expected to be available to be employed on fixed time charters with a profit sharing element and 6% are expected to be available to be employed on fixed time charters without a profit sharing element.
Spot Market
A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of March 24, 2016, we employed 18 of our vessels directly in the spot market.
A majority of our Suezmaxes operating in the spot market participate in an internal Revenue Sharing Agreement, or RSA, together with the four Suezmaxes that we jointly own with Bretta as well as Suezmaxes owned by third-parties. Under the RSA, each vessel owner is responsible for its own costs, including voyage-related expenses, but will share in the net revenues, after the deduction of voyage-related expenses, retroactively on a semi-annual basis. Calculation of allocations and contributions under the RSA are based on a pool points system and are paid after the deduction of the pool fee to Euronav, as pool manager, from the gross pool income. We believe this arrangement results in an increased market presence and allows us to benefit from additional market information which in turn is beneficial to our performance in the spot market.
Tankers International Pool
We principally employ and commercially manage our VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow us and other TI Pool participants, consisting of third-party owners and operators of similarly sized vessels, to gain economies of scale, obtain increased cargo flow of information, logistical efficiency and greater vessel utilization. As of March 24, 2016, the TI Pool was comprised of 38 vessels, including 23 of our VLCCs.
By pooling our VLCCs with those of other shipowners, we are able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for our vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. In 2015, TI Pool membership costs were approximately $770 per vessel per day (with each vessel receiving its proportional share of pool membership expenses).
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
Tankers International and Frontline Management (Bermuda) Ltd., or Frontline, a company not affiliated with us, together formed VLCC Chartering Ltd., a chartering joint venture that has access to the combined fleets of Frontline and the TI Pool, including our vessels that are operating in the TI Pool. VLCC Chartering Ltd. commenced operations on October 6, 2014.  Tankers International and Frontline each own 50% of VLCC Chartering Ltd. We believe that VLCC Chartering Ltd. increases our fleet earnings potential while creating greater options for cargo end-users.

Time Charters
Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help us mitigate, in part, our exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, we may when the cycle matures or otherwise opportunistically employ more of our vessels under time charter contracts as the available rates for time charters improve. We may also enter into time charter contracts with profit sharing arrangements, which we believe will enable us to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of March 24, 2016, we employed 11 of our vessels on fixed-rate time charters with an average remaining duration of 22.4 months, including nine with profit sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.
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
Our VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, after deducting voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2015, we paid an aggregate of $6.5 million for the commercial management of our vessels operating in the TI Pool.
Our Suezmax vessels trading in the spot market are commercially managed by Euronav (UK) Agencies Ltd., our London commercial department. Commercial management services include securing employment for our vessels.
Our time chartered vessels, both VLCCs and Suezmax vessels, are managed by our operations department based in Antwerp.
Implications of Being an Emerging Growth Company
We qualify as an "emerging growth company" as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:
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

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards.
Principal Executive Offices
Our principal executive headquarters are located at De Gerlachekaai 20, 2000 Antwerpen, Belgium. Our telephone number at that address is 011-32-3-247-4411. We also have offices located in the United Kingdom, France, Greece, Hong Kong and Singapore. Our website is www.euronav.com.
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
Industry and Market Conditions
The International Oil Tanker Shipping Industry
All of the information and data presented in this section, including the analysis of the international oil tanker shipping industry has been provided by Drewry. Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. The Company believes and acts as though the industry and market data presented in this section is reliable.
Overview
The maritime shipping industry is fundamental to international trade, as it is the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods around the world. In turn, the oil tanker shipping industry represents a vital link in the global energy supply chain, in which larger vessels such as VLCCs and Suezmax tankers play an important role, given their availability to carry large quantities of crude oil.

The oil tanker shipping industry is primarily divided between crude tankers that carry either crude oil or residual fuel oil and product tankers that carry refined petroleum products. The following review specifically focuses on the crude sector. Revenue in the oil tanker shipping market is primarily driven by daily freight rates. Freight is paid for the movement of cargo between a load port and a discharge port. The cost of moving the ship from a discharge port to the next load port is not directly compensated by the charterers in the freight payment but is an expense of the owners if not on time charter. Oil tanker freight rates have increased recently due to a number of factors, including:
(i)               Increased global demand for oil driven by emerging markets and low oil prices,
(ii)            Longer voyage distances as a result of changing oil trading patterns,
(iii)            Increased stockpiling activities by major Asian economies and,
(iv)            Moderate growth in vessel supply as a result of a declining tanker orderbook and increased scrapping activity from 2010-13.
In broad terms, demand for oil traded by sea is primarily affected by global and regional economic growth and, to a lesser extent, other factors such as changes in regional oil prices. One immediate impact of the recent fall in oil prices is that it makes the purchase of oil more attractive and it leads to greater stockpiling activity and increased demand for tankers. Overall, there is a close relationship between changes in the level of economic activity and changes in the volume of oil moved by sea (see the chart below). With continued strong GDP growth in Asia, seaborne oil trade to emerging Asian markets has been growing significantly. Chinese oil consumption grew from 6.6 million barrels per day in 2005 to 11.2 million barrels per day in 2015. Conversely, during the same period, oil consumption in OECD countries declined from 49.6 to 46.2 million barrels per day. However, in 2015 oil demand in the United States (U.S.) and some European countries increased for the first time in a decade, as result of low oil prices and rising demand for gasoline.
In 2015, total seaborne trade in crude oil was equivalent to 2.1 billion tons. Given that most forecasts now point to rising global economic growth in 2016 and 2017, there is an expectation that movements of oil by sea will also grow.

World GDP and Crude Oil Seaborne Trade 2000 to 2015
(Percent change year on year)

* Provisional estimates for GDP/Trade
Source: Drewry

Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is also translating into growing seaborne oil trade distances. For example a VLCC's voyage from West Africa to the US Gulf takes 35 days, but a trip from West Africa to China (a trade which is expanding) takes 61 days. The increase in oil trade distances, coupled with increases in world oil demand have had positive impact on tanker demand with ton miles (crude and products) growing from 10.1 to 12.2 billion ton miles in the period 2005 to 2015.
Supply in the tanker sector, as measured by its deadweight (dwt) cargo carrying capacity, is primarily influenced by the rate of deliveries of newbuilds from the shipyards in line with their orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion. After a period of rapid expansion, supply growth in the tanker sector moderated in 2013-14 and the overall tanker fleet grew by just 0.6% in 2014. However the global fleet of tankers grew at modest 2.7% in 2015, mainly on account of negligible demolitions, as the ship-owners chose to defer scrapping of older vessels while the freight market was firm. New tanker orders in the period 2010 to 2014 were limited due to lack of available bank financing and a challenged rate environment, which contributed to the total crude tanker orderbook declining to 13.9% of the existing global tanker fleet capacity as of December 2014, compared with nearly 50% of the existing fleet at its recent peak in 2008.
However, new ordering picked up in the VLCC and Suezmax sectors in late 2014 and 2015 because of the continued strength in the tanker freight market and the exemption from compliance to tier III NOx emission norms for vessels ordered before January 1, 2016. In February 2016 the crude tanker orderbook was equivalent to 19.2% of the existing fleet and supply growth in the tanker sector as a whole is likely to gather momentum in the remainder of 2016 and into 2017.
In the closing months of 2015, VLCC and Suezmax time charter equivalent (TCE) spot rates increased significantly due to a tight balance between vessel supply and demand. Despite volatility in the opening months of 2016, positive market sentiment has had a beneficial impact on secondhand vessel values. In February 2016, five-year-old VLCC and Suezmax tankers were valued at $75 and $57 million respectively.
World Oil Demand and Production
In 2015, oil accounted for approximately one third of global energy consumption. World oil consumption has increased steadily over the past 15 years, with the exception of 2008 and 2009, as a result of increasing global economic activity and industrial production. In recent years, growth in oil demand has been largely driven by developing countries in Asia and growing Chinese consumption, but in 2015 countries in the OECD area also witnessed increases in demand. In 2015, world oil demand increased to 94.5 million barrels per day (bpd), which represents a 3.4% increase from 2013 and is 10.5% higher than the recent low recorded in 2009.

World Oil Consumption: 2005 to 2015
(Million Barrels Per Day)

Source: Drewry

Seasonal trends also affect world oil consumption and, consequently, oil tanker demand. While trends in consumption vary with the specific season each year, peaks in tanker demand often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can be classified broadly into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the U.S.
Global trends in oil production have naturally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play an integral role in determining production levels and tie in with the seasonal peaks in demand. World crude oil production by region in the period 2005 to 2015 is shown in the table below.
World Oil Production: 2005 to 2015
(Million Barrels Per Day)

* Former Soviet Union
Source: Drewry
At the beginning of 2015, proven global oil reserves totaled 1,656 billion barrels, approximately 47 times current rates of production. These reserves tend to be located in regions far from the major consuming countries separated by large expanses of water, and this geographical barrier creates the demand for crude tanker shipping. However, one important opposite of this situation in recent years, has been the development of light tight oil (LTO) or shale oil reserves in the U.S., which has had a negative impact on the volume of U.S. crude oil imports.
New technologies such as horizontal drilling and hydraulic fracturing have triggered a shale oil revolution in the U.S., and in 2013, for the first time in the previous two decades the U.S. produced more oil than it imported. In view of the rising surplus in oil production, in 2015 the U.S. Congress lifted a 40 year-old ban on crude oil exports that was put in place after the Arab oil embargo in 1973. Thereby, allowing U.S. oil producers access to international markets. The first shipments of the U.S. crude have already arrived in Europe, and exports to Asia could be the next destination for the U.S. crude producers. However, since the U.S. is still a net importer of crude oil, any increase in crude oil exports should lead to an equal increase in crude oil imports.

In the meantime much of the oil from West Africa and the Caribbean that was historically imported by the U.S. is now shipped to China, which has a positive impact on tanker demand due to increased ton miles given the longer distances the oil needs to travel. Production and exports from the Middle East (largely from OPEC suppliers) and West Africa have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates due to the long distances between these supply sources and demand centers. Oil exports from short-haul regions, such as the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyages.
Overall, the volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2015 is provisionally estimated at 2.1 billion tons, or 72% of all seaborne oil trade (crude oil and refined petroleum products). The chart below illustrates changes in global seaborne movements of crude oil between 1980 and 2015.
Seaborne Crude Oil Trade Development: 1980 to 2015
(Million Tons)

2,300
2,100
1,900
1,700
1,500
1,300
1,100
900
700
500
1980
1985
1990
1995
2000
2005
2010
2015
Crude Oil

Source: Drewry
World seaborne oil trade is the result of geographical imbalances between areas of oil consumption and production. Historically, certain developed economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East, Africa and Latin America, oil consumption during the period from 2005 to 2015 grew at annual rates in excess of 3%, and, at annual growth rate of 5.4% in the case of China. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances, as more oil is being transported on long haul routes.
Regional Oil Consumption Growth Rates: 2005 to 2015
(CAGR – Percent)

Source: Drewry

Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, rising demand for oil will have to be satisfied by increased imports.
Oil Consumption Per Capita: 2015
(Tons per Capita)

Source: Drewry
In the case of China and India, seaborne crude oil imports have risen significantly in the last decade to meet an increasing demand for energy (see chart below). During the period from 2005 to 2015, Chinese crude oil imports increased from 126.8 to 329.6 million tons and Indian imports increased from 96.3 to 196.1 million tons. Conversely, Japanese imports declined from 210.3 to 164.7 million tons over the same period. U.S. imports have also declined as a result of growing domestic oil supplies.
Asian Countries – Crude Oil Imports: 2005 to 2015
(Million Tons)

* Provisional estimates for 2015
Source: Drewry
A further factor which is affecting both the volume and pattern of world oil trades is the shift in global refinery capacity from the developed to the developing world, which is increasing the distances from oil production sources to refineries. The distribution of refinery throughput by region in the period 2005 to 2015 is shown in the following table.
Oil Refinery Throughput by Region: 2005 to 2015
('000 Barrels Per Day)

*Provisional estimates for 2015
Source: Drewry

Changes in refinery throughput are largely driven by changes in the location of capacity. Capacity increases are taking place mostly in the developing world, especially in Asia. In response to growing domestic demand, Indian refinery throughput has grown at a faster rate than that of any other global region in the last decade, with refinery throughput in China, the Middle East and other emerging economies following a similar pattern. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East and few new refineries are planned for North America and Europe.
Oil Refinery Throughput by Region: Growth Rates 2005 to 2015
(CAGR – Percent)

Source: Drewry
As a result of changes in trade patterns, as well as shifts in refinery locations, average voyage distances in the crude sector have increased. In the period from 2005 to 2015 ton mile demand in the crude tanker sector grew from 8.5 to 9.3 billion ton miles. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).
Crude Oil Tanker Demand: 2005 to 2015

Source: Drewry
Another aspect which has impacted the crude tanker demand in recent months has been the use of tankers for floating storage. In the closing weeks of 2014 and the opening weeks of 2015 commodity traders hired VLCCs in the expectation that profits could be made by storing oil at sea as oil prices curves have moved into a contango, that is, where the current or spot price for the oil was below the price of oil for delivery in the futures market. As a result several fixtures for long term storage were reported by oil majors and commodity traders for periods up to 12 months in late 2014 and first half of 2015. Floating crude oil storage peaked in May 2015 and thereafter it declined because of narrowing of the contango and shrinking arbitrage in crude oil futures. But the use of larger tankers for offshore storage has rebounded in the opening weeks of 2016 on account of logistical considerations and marketing issues. As of March 10, 2016 approximately 173.5 million barrels of oil were reportedly stored on crude tankers and the use of vessels for floating storage has further tightened the supply – demand dynamics in tanker market.
Floating Storage of Crude Oil
(Million Barrels)
Source: Drewry

Crude Tanker Fleet Overview
The world crude tanker fleet is generally divided into three major types of vessel classifications, based on carrying capacity. The main crude tanker vessel types are:
•	VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the U.S. Gulf or the Caribbean. Tankers in excess of 320,000 dwt are known as Ultra Large Crude Carriers (ULCCs), although for the purposes of this report they are included within the VLCC category.
•	Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones. Within the Suezmax sector, there are a number of product and shuttle tankers (shuttle tankers are specialized ships built to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries and are often referred to as "floating pipelines"), which do not participate in the crude oil trades.
•	Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (or approximately 500,000 barrels). Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.
There are also a relatively small number of ships below 80,000 dwt which operate in crude oil trades, but many operate in cabotage type trades and therefore do not form part of the open market. For this reason the following analysis of supply concentrates on the VLCC, Suezmax and Aframax tonnage.
As of February 29, 2016 the crude tanker fleet consisted of 1,821 vessels with a combined capacity of 350.8 million dwt.
Crude Oil Tanker Fleet – February 29,2016

Source: Drewry

The table below shows principal routes for crude oil tankers and where these vessels are deployed.
Crude Oil Tankers – Typical Deployment by Size Category

Source: Drewry
VLCCs are built to carry cargo parcels of two million barrels, and Suezmax tankers are built to carry cargo parcels of one million barrels, which are the most commonly traded parcel sizes in the crude oil trading markets. Their carrying capacities make VLCCs and Suezmax tankers the most appropriate asset class globally for long and medium haul trades. While traditional VLCC and Suezmax trading routes have typically originated in the Middle East and the Atlantic Basin, increased Asian demand for crude oil has opened up new trading routes for both classes of vessel. The map below shows the main VLCC and Suezmax tanker seaborne trade routes.

Principal VLCC and Suezmax Seaborne Crude Oil Trades

Source: Drewry

VLCC/Suezmax Fleet Development
In 2015, the world crude tanker fleet grew by 2.7% compared to the marginal growth of 0.6% in 2014. A total of 10.6 million dwt (0.6 million dwt lower than 2014) of newbuild deliveries were added to the crude fleet in 2015, while there was a sharp decline in scrapping activity from 9.4 million dwt in 2014 to 1.5 million dwt in 2015.
VLCC & Suezmax Fleet Development: 2003 to 2015
(Year on Year percentage Growth: Million Dwt)

Source: Drewry
The chart below indicates the volume of new orders placed in the VLCC and Suezmax sectors in the period from 2005 to 2015. Very few new vessel orders were placed in both sectors during 2011, 2012 and 2013, although the pace of new ordering in the VLCC sector increased in the closing months of 2013 and newbuild orders for VLCCs as well as Suezmax tankers were considerably higher in 2014 and 2015. Tight supply-demand dynamics in tanker market, firm freight rates and exemption from compliance to tier III NOx emission norms for vessels ordered before January 1, 2016 were the reasons for high new ordering activity in 2015 and a total of 62 VLCCs and 51 Suezmaxes contracts were placed during the year.
VLCC/Suezmax New Orders 2005 to 2015
('000 Dwt)

Source: Drewry
In the last few years, delays in new vessel deliveries often referred to as "slippage," have become a regular feature of the market. Slippage is the result of a combination of several factors, including cancellations of orders, problems in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over-optimistic delivery times, and, in some cases, shipyards experiencing financial difficulty. A number of Chinese yards, including yards at which crude tankers are currently on order are experiencing financial problems which have led to both cancellations and delays in deliveries. New order cancellations have been a feature of most shipping markets during the market downturn. For obvious reasons, shipyards are reluctant to openly report such events, making the tracking of the true size of the orderbook at any given point in time difficult. The difference between actual and scheduled deliveries reflects the fact that orderbooks are often overstated. Slippage has affected both the VLCC and Suezmax sectors. The table below indicates the relationship between scheduled and actual deliveries for both asset classes in the period 2010 to 2015. Since slippage has occurred in recent years, it is not unreasonable to expect that some of the VLCC and Suezmax tankers currently on order will not be delivered on time.

VLCC/Suezmax Tankers: Scheduled versus Actual Deliveries
(Million Dwt)

Source: Drewry
In 2015, VLCC and Suezmax deliveries amounted to 5.7 and 1.7 million dwt, respectively, compared with 7.6 and 1.3 million dwt, respectively in 2014. As a result of these changes, the VLCC and Suezmax fleets grew by 4% and 1% respectively in 2015.

VLCC/Suezmax Tanker Deliveries: 2005 to 2015
('000 Dwt)

30,000
25,000
20,000
15,000
10,000
5,000
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
VLCC
Suezmax

Source: Drewry
At its peak in 2008, the VLCC and Suezmax tanker orderbooks were each equivalent to 50% of the existing fleets, which led to high levels of new deliveries in both sectors between 2009 and 2012. The orderbook as a percentage of the existing fleet declined in the period 2010-13, due to low levels of new ordering. However, with the upturn in new ordering activity in 2014 and 2015 the VLCC and Suezmax orderbooks were equivalent to 19.9% and 21.8% of the existing fleets respectively, as of February 29, 2016.

VLCC & Suezmax Orderbook
(Percent Existing Fleet)

* As on February 2016
Source: Drewry

As of February 29, 2016, the total crude tanker orderbook comprised 348 vessels of 67.1 million dwt, equivalent to 19.1% of the existing crude tanker fleet. The orderbook for Suezmax tankers was 105 vessels representing 16.5 million dwt (excluding shuttle tankers), and for VLCCs the orderbook was 130 vessels representing 40.3 million dwt.
Crude Oil Tanker (1) Orderbook February 29, 2016

(1)	Excludes product tankers and in the case of Suezmax shuttle tankers
Source: Drewry
Tanker supply is also affected by vessel scrapping or demolition. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain its "in-class" status. Often, particularly when tankers reach approximately 25 years of age, the costs of conducting the class survey and performing required repairs become economically inefficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.
            In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. The chart below indicates that vessel scrapping was much higher from 2010 to 2014 than in the preceding five years.
Crude Oil Tanker Scrapping: 2005 to 2016
('000 Dwt)

* Through to February 2016
Source: Drewry
Within the context of the wider market, increased vessel scrapping is a positive development, as it helps to counterbalance new ship deliveries and to moderate fleet growth.
The Crude Oil Tanker Freight Market
Types of Charter
Oil tankers are employed in the market through a number of different chartering options, described below.
•	A bareboat charter involves the use of a vessel usually over longer periods of up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer's account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

•	A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.
•	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.
•	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the ship-owner. The freight rate is normally agreed on a per cargo ton basis.
Tanker Freight Rates
Worldscale is the tanker industry's standard reference for calculating freight rates. Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the ship-owner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.
Time charter equivalent (TCE) is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and in port), to give a daily TCE rate.
The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market, as compared to the tanker market as a whole. The chart below illustrates monthly changes in TCE rates for VLCC and Suezmax tankers during the period from January 2005 to February 2016.

VLCC/Suezmax Tanker Time Charter Equivalent (TCE) Rates: 2005 to 2016*
(US$/Day)

* Through to February2016
Source: Drewry
Tanker freight rates started rising again from 2014, aided by the fall in oil prices and oil-importing countries such as India and China started building Strategic Petroleum Reserves (SPRs). In the last quarter of 2015, VLCC spot rates surged benefiting from the seasonal demand and no significant increase in fleet size.

Source: Drewry

VLCC/Suezmax 1 Year Time Charter Rates: 2005 to 2016*
(US$/Day Period Averages)
* Through to February2016
Source: Drewry

In the tanker market, independent ship owners have two principal employment options – either the spot or time charter markets, or a combination of both. How tankers are deployed varies from operator to operator, and also influenced by the market conditions. In a buoyant market, the companies that prefer to deploy vessels on the sport market will gain more as they will benefit from the rise in freight rates. Broadly speaking, a ship owner with an operating strategy, which is focused on the time charter market will experience a more stable income stream and they will be relatively insulated against the volatility in spot rates.

Newbuilding Prices
Global shipbuilding is concentrated in South Korea, China and Japan. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building ships in other parts of the world. Collectively, these three countries account for approximately 90% of global shipbuilding output.
Vessels constructed at shipyards are of varying size and technical sophistication. Drybulk carriers generally require less technical know-how to construct, while oil tankers, container vessels and LNG carriers require technically advanced manufacturing processes.
The actual construction of a vessel can take place in 9 to 12 months and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually at least 16-20 months, but in times of high shipbuilding demand, it can extend to two to three years.
Newbuilding prices for tankers of all sizes rose steadily between 2004 and mid-2008. This was due to a number of factors, including high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders' costs as a result of strengthening steel prices and the weakening U.S. dollar. Prices weakened in 2009, however, as a result of a downturn in new ordering and remained weak until the second half of 2013, when they slowly started to rise.
Newbuild prices increased by an average of 10% across vessel class in 2014, but they declined marginally in 2015 because of weaker steel prices and spare capacity at shipyards on account of negligible activity in other sectors of maritime industry. Average new building prices for VLCCs in 2015 dropped by 2.4% year on year, while for Suezmax tankers, prices were flat between 2014 and 2015.

VLCC/Suezmax Tanker Newbuilding Prices: 2005 to 2016*
(US$ Million)

* Through to February 2016
Source: Drewry
Secondhand Prices
Secondhand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply of and demand for shipping capacity. The secondhand vessel prices follow the prevailing freight rates and they provide a better assessment of the existing supply and demand situation in the market. Vessel values are also dependent on other factors including the age of the vessel. Prices for young vessels, those approximately five years old or under are also influenced by newbuilding prices. Prices for old vessels, those that are in excess of 25 years old and near the end of their useful economic lives, are swayed by the value of scrap steel. In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels that makes the price of younger vessels less sensitive to freight rates in the short term.
Vessel values are determined on a daily basis in the sale and purchase (S&P) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to participants in the seaborne transportation industry. The S&P market for oil tankers is transparent and quite liquid with a large number of vessels changing hands on a regular basis.
The chart below illustrates the movements of prices (in US$ million) for secondhand (5 year old) oil tankers between 2005 and 2016. After remaining range bound between 2010 and 2013, secondhand vessel prices started recovering in 2014, but are still clearly below the peak witnessed in 2008.

VLCC/Suezmax Tanker Secondhand Prices – 5 Year Old Vessels: 2005 to 2016*
(US$ Million)

* Through to February 2016
Source: Drewry

Overview of the Offshore Oil and Gas Industry
All the information and data in this prospectus about the offshore oil industry has been provided by Energy Maritime Associates (EMA), an independent strategic planning and consulting firm focused on the marine and offshore sectors. EMA has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, EMA has advised that: (a) certain information in EMA's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in EMA's database; (c) while EMA has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. The Company believes and acts as though the industry and market data presented in this section is reliable.
Brief History of the Offshore Industry
Over the past 20 years global oil demand has grown at an average annual rate of 1.4%. With the exception of two years during the global financial crisis in 2008 and 2009, oil demand has increased year after year during this period. The Energy Information Administration forecasts world oil production will grow to 121 million barrels per day (b/d) by 2040.
Increasingly, oil is being produced offshore. According to the International Energy Agency, despite the rapid pace of growth in onshore oil production in North America, offshore oil production is expected to account for 30% of the growth in global oil production capacity of 9.3 million b/d between 2011 and 2017.
The offshore oil and gas industry can generally be defined as the extraction and production of oil and gas offshore. From a more nuanced perspective, it is a highly technical industry with significant risks but whose rewards are high. Unlike on-shore developments, where drilling and processing equipment can be constructed onsite, often with access to existing infrastructure, offshore developments have additional engineering and logistical requirements in designing, transporting, installing and operating facilities in remote offshore environments. Because of this, each production unit is unique and designed for the specific field's geological and environmental characteristics, including hydrocarbon specifications, reservoir requirements (water/gas/chemical injection), well/subsea configuration, water depth and weather conditions (above and below the water).

The water depth of offshore developments has increased dramatically since its start from piers extended from shore in just a few meters of water. In 1947, Kerr-McGee drilled the first well beyond the sight of land. This well was in only 5.5 meters of water, but was 17 kilometers off the Louisiana coast. Offshore developments have continued to move further from land and into increasingly deeper waters using fixed platforms that extended from the seabed to the surface.
Floating Production and Storage (or FPS) and Floating, Production, Storage and Offloading (or FPSO) units emerged in the 1970s. Since that time, FPS units have been installed in increasing water depths, with the deepest units on order now designed for 2,900 meters of water. Water depths are currently defined as shallow (shallower than 1,000 meters), deepwater (between 1,000 meters and 1,500 meters) and ultra-deepwater (deeper than 1,500 meters). Units installed before 2000 were almost all shallow water. In the decade that followed, 40% of units were installed in deepwater. For units installed since 2010, over 50% are in deepwater, including 30% in ultra-deepwater. Other types of FPS units include Spar, Tension-Leg Platform (TLP), and Semi-submersible (Semi), which are well suited to deepwater. For liquefying gas and then converting it back to gas, Floating Liquefied Natural Gas and Floating Storage Regas Unit (FSRU) can be used. Mobile Offshore Production Units (MOPU), and Floating Storage Offloading Units (FSO) are popular for shallow water developments.
The geographical range of the FPS industry has also changed over the years. For the first few decades of industry activity, projects were concentrated in the Gulf of Mexico and the North Sea. However, with discoveries of new hydrocarbon basins, the location of offshore developments expanded to include most parts of the world, with Brazil, West Africa and Southeast Asia now leading the way.

Currently Installed Units by Region 2010-2015
(by installed year)
Number of Units
Type Unit
BARGE
FPSO
FSO
FSO (LNG)
FSRU
MOPU
SEMI
SPAR
TLP
SEA
BRAZ
GOM
AFRICA
SWA/ ME
NE
MEDIT
AUST/ NZ
SAMER
SEA CH
CAN
46
22
19
15
13
10
6
5
4
2
1

Source: Energy Maritime Associates, January 2016

Along with increasing water depth, the size and complexity of these offshore developments have also grown, which in turn has increased the size and complexity of the FPS units. Project development cycles have increased in time, complexity, and cost. In particular, the time between initial discovery and starting production is now five to seven years and increasing.
This lengthening of project time is due to a combination of factors, including the complexity of the field itself, as well as increased front-end engineering and design, expanded internal company review processes and compliance with local regulations. This additional planning and scrutiny is largely a response to past projects that did not meet the planned budget, schedule and/or operational expectations.

Contract Awards and Orderbook
Production from floating production systems has been increasing over the past 19 years, but not in a consistent manner. Approval of these projects depends largely on the oil price expectation at the time and the related production potential associated with the specific project. As a result, the orders for FPS units generally follow the price of oil. After the price of Brent crude dropped to $34 per barrel in 2008, only 10 FPS units were awarded in 2009. As the price of Brent crude recovered to over $120 per barrel in 2012, 30 or more FPS units were awarded each year from 2010 to 2012. 25 units were ordered in 2013, increasing to 28 units in 2014. With the decline in oil prices throughout 2015, only 15 units were awarded last year, similar to the level in 2004.

FPS Systems Awarded from 2004-2015
Excludes MOPUs; Production Barges included in FPSO count
Number of Units
35
30
25
20
15
10
5
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
15
29
33
23
23
10
33
30
33
25
28
15
9
1
2
1
2
20
4
2
2
1
21
6
3
2
1
14
4
3
2
14
2
4
3
7
2
1
26
2
4
1
12
6
6
1
3
2
14
4
7
2
2
1
3
12
3
8
2
11
5
8
4
4
3
6
1
1
Type Unit (group)
FLNG
TLP
SPAR
Semi
FSO & FSO (LNG)
FSRU
FPSO

Source: Energy Maritime Associates, January 2016

Currently Installed Units
As of January 2016, there are 277 FPS systems in service worldwide, comprised of FPSOs (60%) of the current total, Production Semis (14%), TLPs (9%), Production Spars (8%), FSRU (6%) and Production Barges (3%). This does not include 22 production units and three floating storage/offloading units that are available for re-use. Another 96 floating storage/offloading units (without production capability) are in service.

Source: Energy Maritime Associates, January 2016

Global Distribution of Installed Units by Type:

North Sea
FPSO 24
FSO 9
FSRU 1
SEMI 13
TLP 2
Available
FPSO 16
FSO 3
SEMI 6
Canada
FPSO 2
Mediterranean
FPSO 3
FSO 7
FSRU 1
China
FPSO 13
FSO 1
FSRU 1
SEMI 1
GOM
BARGE 1
FPSO 8
FSO 1
SEMI 9
SPAR 19
TLP 17
Brazil
FPSO 40
FSO 3
SEMI 15
TLP 1
FSRU 3
South America ex Brazil
FSO 1
FSRU 3
SPAR 1
Africa
BARGE 5
FPSO 37
FSO 15
TLP 4
SW Asia/ ME
FPSO 3
FSO 8
FSRU 7
SE Asia
BARGE 2
FPSO 24
FSO 47
FSO (LNG) 2
FSRU 2
SEMI 2
SPAR 1
TLP 1
Australia/ New Zealand
FPSO 11
FSO 2

Note: GOM's 8 FPSOs include 2 oil spill response and 4 well test units

Source: Energy Maritime Associates, January 2016

Total Installed Units by FPS Type and Region
(excluding MOPU and LNG Regasification Vessels)
Number of FPS Units
0
10
20
30
40
50
60
70
80
81
2
2
49
2
24
62
15
3
40
61
4
15
5
37
55
9
19
17
8
49
13
9
24
18
7
8
3
16
13
13
11
11
7
3
5
3
2
25
6
3
16
SEA
BRAZ
AFRICA
GOM
NE
SWA/ ME
SEA CH
AUST/ NZ
MEDIT
SAMER
CAN
Available
FSRU
SEMI
SPAR
TLP
FSO & FSO (LNG)
BARGE
FPSO

Source: Energy Maritime Associates, January 2016

Markets
The top five regions for floating production systems are Southeast Asia (SEA) (21%), Brazil (17%), Africa (16%), Gulf of Mexico (GOM) (15%) and Northern Europe (NE) (13%). The pattern of floating production system use varies widely from region to region: FSOs are the dominant type in Southeast Asia due to the relatively shallow water depths and lack of infrastructure.
The current order backlog consists of 63 production floaters, nine FSOs and seven MOPUs. Within the backlog, 36 units are utilizing purpose-built hulls and 27 units are based on converted hulls. Of the production floaters being built, 33 are owned by field operators, 30 by leasing contractors.
Since 1996, the production floater order backlog has ranged from a low of 17 units in 1999 to a peak of 71 units in the first half of 2013. Within this period, there have been three cycles: a downturn in 1998 and 1999 followed by an upturn from 2000 to 2002 of 17 to 39 units followed by relative stability in 2003 and 2004; an upturn from 2005 to 2007 from 35 to 67 units followed by a downturn from 2008 to 2009 down to 32 units; and an upturn between 2010 and 2013 to 71 units.
The leading destinations for the FSOs currently on order are Northern Europe and Southeast Asia.
Source: Energy Maritime Associates, January 2016

Most Attractive Growth Regions
Between 2020 and 2025, Brazil and West Africa are expected to continue to be the most attractive areas for offshore projects and present ample investment opportunities according to respondents of EMA's 2016 industry sentiment survey. As of January 2016, these two regions account for 37% (89 out of 241) potential floating production projects in the planning process. Other industry participants believe that Southeast Asia and GOM-Mexico present the next largest growth opportunities globally. New shallow and deep water projects requiring FPSOs and FSOs are expected to increase dramatically following reforms in Mexico to allow foreign investment. East Africa may also be a growth region, following large gas discoveries in Mozambique and Tanzania.

What regions or countries will present the largest growth opportunities over the next 5-10 years?

19%
16%
15%
11%
7%
7%
5%
5%
5%
3%
3%
2%
2%
1%
West Africa
Brazil
Southeast Asia
Gulf of Mexico – Mexico
East Africa
Australia / New Zealand
China
South Asia
Gulf of Mexico – US
Middle East
South America (ex Brazil)
Canada
North Sea (Norway& UK)
Med

Source: Energy Maritime Associates, January 2016

The FSO Market
FSOs provide field storage and offloading in a variety of situations. FSOs are primarily used in conjunction with fixed platforms, MOPUs and production floaters (Semis, TLPs, Spars) to provide offshore field storage of oil and condensate. They are also used as offshore storage/export facilities for onshore production fields and as storage/blending/transhipment terminals for crude oil or refined products. Most FSOs store oil, although there are a few FSOs that store liquefied natural gas or liquefied petroleum gas.
FSOs range from simple tankers with few modifications to purpose-built and extensively modified tankers with significant additional equipment at a total cost ranging between $250 and $300 million. Oil storage capacity on FSOs varies from 60,000 barrels to 3 million barrels. The FSO Asia and the FSO Africa, which are co-owned by Euronav, are among the largest and most complex FSOs in operation. Water depth ranges from 15 meters to 380 meters with the exception of an FSO located in Brazil's Marlim Sul field (1,180 meters). There is no inherent limitation on water depth for FSOs.
Most FSOs currently in operation are older, single-hull tankers modified for storage/offloading use. Approximately 25% of the FSOs now operating are 15 years or older. Around 40% of the FSOs in service are Aframax or Suezmax size (600,000 to 1 million barrels). Around another 30% are VLCC- or ULCC-size units (up to 3 million barrels). The remaining 30% of FSOs is comprised of smaller units.
Around 45% of FSOs in service are positioned in Southeast Asia. Approximately 20% are in West Africa. The others are spread over the Middle East, India, Northern Europe, Mediterranean, Brazil and elsewhere.
Large storage capacity and ability to be moored in almost any water depth makes FSOs ideal for areas without pipeline infrastructure and where the production platform has no storage capabilities (fixed platforms, MOPU, Spar, TLP, Semi). FSOs have no or limited process topsides, which make them relatively simple to convert from old tankers, as compared to an FPSO. FSOs can be relocated to other fields and some have also later been converted to FPSOs.
The Key Components of an FSO
Unlike other FPS systems, the hull is the primary component of an FSO. Topsides are normally simple and feature primarily accommodation, helicopter landing facilities, crude metering equipment and sometimes power generation. However some FSOs, including the FSO Asia and the FSO Africa, which are co-owned by Euronav, have more sophisticated topsides (described below).  Mooring systems are the same as for an FPSO: spread-mooring or turret-moored (internal and external). In addition, some simple storage units are moored by their own anchor or alongside a jetty. In benign environments, an FSO can be moored to a Catenary Anchor Leg Mooring buoy (soft mooring), where the buoy is fixed to the seabed and attached to the FSO by mooring ropes.
Some FSOs, such as FSO Asia and FSO Africa, include a small part of the production process, particularly water separation/treatment and chemical injection. For example, after initial processing on the platform, the FSO Asia and FSO Africa may provide additional processing of the platform fluids and separate the water from the crude oil. The oil and water are usually heated, accelerating the separation of the two organic compounds. Once separated, oil is transferred to separate storage cargo tanks and then offloaded to export vessels. Water is treated, purified and returned to the underwater source reservoir or directly to the sea.
Trends in FSO orders
Approximately 35 orders for FSOs have been placed over the past five years, with an average of 7.0 annually. While the majority of FSOs were converted from oil tankers, approximately 20% of these units were purpose-built as FSOs. This is in line with the currently installed fleet profile.
Forecast Summary
EMA is tracking 32 potential projects in the planning stage that may require an FSO. The number of FSO projects has increased over the past five years. In 2008, there were 22 FSO projects. In 2011 there were 24 projects. FSO projects can typically be developed more quickly than other FPS developments and therefore there are a number of projects to be awarded in the next five years that are not yet visible.

Between 2016 and 2020, orders for 25 to 35 FSOs are expected with a total capital cost between $3.2 and $4.4 billion, with the base case being 30 units. Around 75 percent will be based on converted tanker hulls. The remainder will be purpose-built units.
The prospects for the FSO sector remain good, despite the low oil price environment. There remains a large number of visible offshore energy development projects in the planning stage, as well as activity in the drilling market. Since January 2015, the average drilling rates for jack-up rigs have decreased by over 30% in Southeast Asia and Northern Europe. In these areas the most popular development option is an FSO, in conjunction with a fixed platform or MOPU.
The vast majority of FSO orders will continue to go to Southeast Asian countries including Thailand, Vietnam and Malaysia, but there has been increased activity in the North Sea and Mediterranean as well. Mexico is also a large potential market for FSO solutions, which would be ideal for many shallow water developments.
Over the next five years, converted oil tankers will remain the dominant choice for FSOs. Newbuilt units will be used for some development projects in the North Sea as well as for condensate FSOs on gas fields. Between 2016 and 2020, 18 to 26 conversions and seven to nine newbuilding orders are expected. In the past, the majority of vessels chosen for conversion were between 20 and 25 years old. However, this trend is changing as companies increasingly scrutinize the quality and hull fatigue of the units earmarked as conversion candidates. Some recent FPSO conversion projects have selected newbuilt or units as young as five years old.
Increasingly, FSO conversion work is being carried out in Chinese yards, but some of the more complex FSO projects will be continue to be performed in Singapore and Malaysia. Newbuilt units will be constructed by the Chinese and Korean yards, with higher specification FSOs going to Korea and the rest to China. However, Jurong shipyard in Singapore was awarded a contract in 2015 for a high spec unit destined for the Culzean field in the UK.
Competition
Competition in the FSO market includes tanker owners, specialized FSO/FPSO contractors and engineering/construction companies in the floating production sector. Tanker owners tend to compete for projects that require less modification and investment. Companies such as Teekay Offshore Partners L.P., Knutsen NYK Offshore Tankers AS and Omni Offshore Terminals Pte Ltd target more complex FSO projects with higher specifications and client requirements. FPSO contractors such as MODEC Inc, SBM Offshore N.V., SBM and BW Offshore Limited had competed in the FSO market in the past but are now primarily focused on large FPSO projects.
Most clients conduct a detailed pre-qualification screening before accepting proposals. Pre-qualification requirements include: FSO conversion and operation experience, health, safety, environment systems and procedures, access to tanker for conversion and financial resources.

Contract Structure
As part of the overall offshore field development, most FSOs are leased on long-term (five to 15 years), fixed rate service contracts (normally structured as either a time charter or a bareboat contract). The FSO is essential to the field production as oil is exported via the FSO.  Typically, the FSO contract has a fixed period as well as additional extension periods (at the charterer's option) depending on the projected life of the development project. The FSO is designed to remain offshore for the duration of the contact, as opposed to conventional tankers, which have scheduled drydocking repairs every two to three years. Depending on tax treatment and local regulations, some oil companies elect to purchase the FSO rather than lease it, particularly when the unit is expected to remain on site for over 20 years. However, there have been FSO lease contracts for 20 or even 25 years.

Environmental and Other Regulations
Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expenses, including vessel modification and implementation costs.
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
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited and the emission of Volatile Organic Compounds is controlled. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).
The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap to 3.50%, which became effective on January 1, 2012, and will be progressively reduced to 0.50%, which will become effective globally as of January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the United States Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.
Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.10%. Amended Annex VI establishes procedures for designating new ECAs, and the Baltic Sea, the North Sea, certain coastal areas of North America, and the United States Caribbean Sea are all within designated ECAs where the 0.10% fuel sulfur content applies. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional losses. Effective September 1, 2015, amendments to Annex VI imposed stricter nitrogen oxide standards on marine diesel engines installed on ships built on or after January 1, 2016 which operate in North American and U.S. Caribbean ECAs. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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
Safety Management System Requirements
The IMO also adopted SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 amendments to SOLAS that relate to the safe manning of vessels entered into force on January 1, 2014. The Convention on Limitation for Maritime Claims was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life, personal injury, and property claims against shipowners.
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
Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard, or the USCG, and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports.
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
In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of March 2016, 48 states had adopted the BWM Convention, approaching the 35% threshold. The BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO but we cannot predict the ultimate timing for ratification.  Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such requirements on our operations.
The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
U.S. Regulations
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (including certain forms of oil) whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, effective October 22, 2012, the U.S. Bureau of Safety and Environment Enforcement, or the BSEE, implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities.  On February 24, 2014, the U.S. Bureau of Ocean Energy Management, or the BOEM, proposed a rule increasing the limits of liability of damages for offshore facilities under the OPA based on inflation. Furthermore, in April 2015, it was announced that new regulations are expected to be imposed in the U.S. regarding offshore oil and gas drilling. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.
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
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the USCG's for each of our vessels as required to have one.
Through our P&I Club membership with Gard, West of England and Brittania, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or the CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.
The EPA and the USCG have enacted rules relating to ballast water discharge, compliance with which could require the installation of equipment on our vessels to treat ballast water before it is discharged, or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or which may otherwise restrict our vessels from entering U.S. waters.
The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a Vessel General Permit, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels.  For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record-keeping and reporting requirements to ensure the effluent limits are met.  On March 28, 2013, the EPA re-issued the VGP for another five years, effective from December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers, and the use of environmentally acceptable lubricants.
In addition, under Section 401 of the CWA, the VGP must be certified by the state where the discharge is to take place. Certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.
The USCG, regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures.  Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet these standards. Compliance with these regulations could have an adverse impact on the commercial operation of the vessels.
Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP.  It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
The U.S. Clean Air Act, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

European Union Regulations
In October 2009, the E.U. amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The E.U. has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The E.U. also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the E.U. with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions for ships. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships adopted by the Marine Environment Protection Committee, or MEPC, entered into force. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The E.U. has indicated that it intends to propose an expansion of the existing E.U. emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the E.U. launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2015 a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at E.U. ports from January 2018 collect and publish data on carbon dioxide emissions and other information.  In the U.S., the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of the MARPOL concerning marine diesel engines, their emissions and the sulfur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, E.U., the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.
International Labour Organization
The International Labour Organization, or the ILO is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013. Following the ratification of MLC 2006 we have developed certain new procedures to ensure full compliance with its requirements.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

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
Most vessels are subject also to a minimum of two examinations of the outside of a vessel's bottom and related items during each five-year special survey period. Examinations of the outside of a vessel's bottom and related items is normally to be carried out with the vessel in drydock but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered. One such examination is to be carried out in conjunction with the Special Periodical Survey and in this case the vessel must be in drydock. For vessels older than 15 years (after the third Special Periodical Survey) the bottom survey must always be in the drydock. In all cases, the interval between any two such examinations is not to exceed 36 months.
In general during the above surveys if any defects are found, the classification surveyor will require immediate repairs or issue a ''recommendation'' which must be rectified by the shipowner within prescribed time limits.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies, or the IACS. All our vessels are certified as being "in-class" by American Bureau of Shipping, Lloyds Register or Bureau Veritas who are all members of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.
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
We were incorporated under the laws of Belgium on June 26, 2003. We own our vessels either directly at the parent level, indirectly through our wholly-owned vessel owning subsidiaries, or jointly through our 50%-owned subsidiaries. We conduct our vessel operations through our wholly-owned subsidiaries Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd., and also through the TI Pool. Our subsidiaries are incorporated under the laws of Belgium, France, United Kingdom, Liberia, Luxembourg, Cyprus, Hong Kong, Singapore and the Marshall Islands. Our vessels are flagged in Belgium, the Marshall Islands, France, Panama and Greece.
Please see Exhibit 8.1 to this annual report for a list of our subsidiaries.
D.	Property, Plants and Equipment
For a description of our fleet, please see "Item 4. Information on the Company—B. Business Overview—Our Fleet."
We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place for such use as of January 1, 2016:
•	Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $172,562.
•	Greece, located at 69 Akti Miaouli, Piraeus, Greece 185 37, for a yearly rent of $219,128.
•	France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a total yearly rent of $29,424.
•	United Kingdom, London, located at Moreau House, 3rd Floor, 116 Brompton Road, London SW3 1JJ for a yearly rent of $333,986 (our former London office) through January 2018, which we partly sublease to a third party for the remaining term and received a total yearly rent of $151,180.

•	United Kingdom, London, located at 81-99 Kings Road, Chelsea, London SW3 4PA, 1-3 floor, for a yearly rent of $1,068,651. We sublease part of this office space to certain unrelated parties and certain related parties, and received a total yearly rent of $796,331 (our new London office).
•	Singapore, located at 10 Hoe Chiang Road # 10-04, Keppel Tower, Singapore 089315, for a yearly rent of $53,642.
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
Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although the vessels we acquire generally do not have a charter attached, we have agreed to acquire (and may in the future acquire) some vessels with time charters attached. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. For example, we acquired 15 modern VLCCs from Maersk Tankers in January 2014, or the 2014 Fleet Acquisition Vessels, charter-free under industry standard agreements. When we acquire a vessel and assume a related time charter, we take the following steps before the vessel will be ready to commence operations:
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
The following is a discussion of our accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our material accounting policies, please see Note 1—General Information and Significant Accounting Policies to our consolidated financial statements included herein.

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
For our vessels operating in the TI Pool, revenues and voyage expenses are pooled and allocated to the pool's participants on a TCE basis in accordance with an agreed-upon formula. The formulas in the pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants' vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. The selection of charterers, negotiation of rates and collection of related receivables and the payment of voyage expenses are the responsibility of the pool. The pool may enter into contracts that earn either voyage charter revenue or time charter revenue. The pool follows the same revenue recognition principles, as applied by us, in determining shipping revenues and voyage expenses, including recognizing revenue only after a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.
The following table presents our average TCE rates (in U.S. dollars) and vessel operating days, which are the total days the vessels were in our possession for the relevant period, net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys for the periods indicated:
	Year ended December 31, 2015			Year ended December 31, 2014			Year ended December 31, 2013
	REVENUE			REVENUE			REVENUE
	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool
TANKER SEGMENT*
VLCC
Average rate	$41,981	$30,734	$55,055	$38,538	$14,120	$27,625	$42,813	$21,583	$20,437
Vessel Operating days	954	380	8,311	687	791	5,816	946	380	2,710

SUEZMAX
Average rate	$35,790	$41,686	-	$25,929	$23,382	-	$21,305	$16,575	-
Vessel Operating days	2,297	4,483		2,949	3,825	-	3,814	2,847	-

FSO SEGMENT**
FSO
Average rate	$178,778	-	-	$175,426	-	-	$175,394	-	-
FSO Operating days	365			365	-	-	365	-	-

* The figures for the tanker segment do not include our economic interest in joint ventures.
**The figures for the FSO segment are included and presented at our economic interest, 50%.

Through pooling mechanisms, we receive a weighted, average allocation, based on the total spot results earned by the total of pooled vessels, (reflected under "Pool" in the table above), whereas results from direct spot employment are earned and allocated on a one-on-one basis to the individual vessel and thus owner of the according vessel (reflected under "Spot" in the table above).
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
On December 31, 2015, all of our owned vessels were of double hull construction. If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.
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
Vessel Impairment
The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. The carrying amounts of our vessels are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Impairment of vessels owned through our subsidiaries and joint ventures is treated in the same way.
FSO Impairment
Due to the fact that FSO vessels are often purposely built for specific circumstances, and due the absence of an efficient market for transactions of FSO vessels, the carrying values of our FSO's may not represent their fair values at any point in time since. The carrying amounts of our FSO's are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single FSO. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.
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
In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration estimated daily TCE rates for each vessel type over the estimated remaining lives. The estimated daily TCE rates are based on the trailing 10-year historical average rates, based on quarterly average rates published by an independent third-party maritime research service. Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable as historically it is the most appropriate reflection of a typical shipping cycle. When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates a total impairment amount of $123.3 million for the tanker fleet, and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that no impairment is required for the tanker fleet.
The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates as well as management's best estimate of daily rates for future periods.
Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with our depreciation policy.
The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels..
Our Fleet—Vessel Carrying Values
During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that for the years ended December 31, 2015 and 2014, no impairment was required.
The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2015 and December 31, 2014. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for its vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment." We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values. For each of the vessels that we designated as held for sale at December 31, 2015 and December 31, 2014, we either used the agreed upon selling price of each vessel if an agreement has been reached for such sale or an estimate of basic market value if an agreement for sale has not been reached as of the date of this annual report.
Vessel Type	Number of Vessels at December 31, 2015	Number of Vessels at December 31, 2014	Carrying Value at December 31, 2015	Carrying Value at December 31, 2014
VLCC (includes ULCC)(1)	26	24	$1,645,853	$1,531,707
Suezmax(2)	17	18	$642,183	$726,627
Vessels held for sale	1	1	$24,195	$89,000
Total	44	43	$2,312,231	$2,347,334
(1)	As of December 31, 2015, eight of our VLCC owned vessels had carrying values which exceeded their aggregate market values. These vessels had an aggregate carrying value of $668.4 million, which exceeded their aggregate market value by approximately $94.7 million.
(2)	As of December 31, 2015, ten of our Suezmax owned vessels had carrying values which exceeded their aggregate market values. These vessels had an aggregate carrying value of $474.6 million, which exceeded their aggregate market value by approximately $36.7 million.

The table above only takes into account the fleet that is 100% owned by us and therefore does not take into account the vessels that are owned through joint ventures or the FSOs as they are accounted for using the equity method.
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
As of December 31, 2015, we had one VLCC (Famenne) as a non-current asset held for sale. As of December 31, 2014, we had one VLCC (Antarctica) as a non-current asset held for sale.
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
Fleet Development
The following table summarizes the development of our fleet as of the dates presented below*:
	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
VLCCs
At start of period	27.5	12.2	12.2
Acquisitions	3.0	17.0	0.0
Dispositions	-1.0	-2.5	0.0
Chartered-in	-1.0	0.8	0.0
At end of period	28.5	27.5	12.2
Newbuildings on order	3.0	0.0	0.0
Suezmax
At start of period	21.0	21.0	20.0
Acquisitions	0.0	0.0	0.0
Dispositions	-1.0	0.0	0.0
Chartered-in	0.0	0.0	1.0
At end of period	20.0	21.0	21.0
Newbuildings on order	0.0	0.0	0.0
FSO
At start of period	1.0	1.0	1.0
Acquisitions	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0
Chartered-in	0.0	0.0	0.0
At end of period	1.0	1.0	1.0
Newbuildings on order	0.0	0.0	0.0
Total fleet
At start of period	49.5	34.2	33.2
Acquisitions	3.0	17.0	0.0
Dispositions	-2.0	-2.5	0.0
Chartered-in	-1.0	0.8	1.0
At end of period	49.5	49.5	34.2
Newbuildings on order	3.0	0.0	0.0

*	This table includes vessels we own through joint venture entities, which we recognize in our income statement using the equity method, at our respective share of economic interest. This table does not include vessels acquired, but not yet delivered.

Vessel Acquisitions and Charter-in Agreements
On February 5, 2014, we agreed to charter-in the VLCC Maersk Hojo from Maersk Tankers A/S for a period of 12 months, with the option to extend the charter for an additional 12 months. The time charter commenced on March 24, 2014 upon delivery of the vessel to us.
On February 5, 2014, we agreed to charter-in the VLCC Maersk Hirado from Maersk Tankers A/S for a period of 12 months, with the option to extend the charter for an additional 12 months.
On September 15, 2014, the Suezmax Suez Hans was delivered to us under a 12 month time charter-in contract with a 12 month extension option which was exercised in 2015.
On October 1, 2014, the time charter (time charter-in) relating to the VLCC KHK Vision was extended for 24 months, until October 2016, in direct continuation of the existing contract.
In January 2014, we agreed to acquire the 2014 Fleet Acquisition Vessels from Maersk Tankers for a total purchase price of $980.0 million payable as the vessels were delivered to us charter-free. This acquisition was fully financed through a combination of new equity and debt issuances and borrowings under our $500.0 million Senior Secured Credit Facility. During the period from February 2014 through October 2014, we took delivery of all of the 2014 Fleet Acquisition Vessels from Maersk Tankers, Nautilus, Nucleus, Navarin, Newton, Sara, Ilma, Nautic, Ingrid, Noble, Nectar, Simone, Neptun, Sonia, Iris and Sandra.
On July 7, 2014, we agreed to acquire an additional four modern VLCCs, or the VLCC Acquisition Vessels, charter-free, from Maersk Tankers for an aggregate purchase price of $342.0 million. Two of the vessels, the Hojo and Hakone, were delivered to us during December 2014. The third vessel, Hirado, was delivered to us on February 26, 2015 and the fourth and last vessel, Hakata, was delivered to us on April 9, 2015.
On June 15, 2015, we entered into an agreement with an unrelated third-party to acquire contracts for the construction of the Metrostar Acquisition Vessels, which at the time of our purchase were being construction at Hyundai, for an aggregate purchase price of $384.0 million, or $96.0 million per vessel. The first vessel, the Antigone, was delivered to us on September 25, 2015. The second vessel, the Alice, was delivered to us on January 26, 2016. The third vessel, the Alex, was delivered to us on March 24, 2016. We expect the remaining vessel, the Anne, to be delivered to us in May 2016. The remaining capex for this last vessel is $65.3 million.
Vessel Sales and Redeliveries
On April 6, 2014, we redelivered the VLCC Island Splendor, in which we had a 20% economic interest, which was co-chartered-in with Tankers International, to its owner at the end of the time charter-in period.
In March 2013, we sold the newbuilding Suezmax Cap Isabella to Belle Shipholdings Ltd., or Belle Shipholdings, a related party, pursuant to a sale and leaseback agreement for a net selling price of $52.9 million, which was used to pay the final shipyard installment due at delivery of $55.2 million. The stock of Belle Shipholdings is held for the benefit of immediate family members of Peter Livanos, the representative of our former corporate directors, TankLog Holdings Limited, or TankLog, and Ceres Investments (Cyprus) Limited, or Ceres Investments (Cyprus), and the former Chairman of our Board of Directors.
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
In April 2014, our counterparty exercised a purchase option to buy the Olympia and the Antarctica from us for an aggregate purchase price of $178.0 million, of which $20.0 million had been received in January 2011 as an option fee deductible from the purchase price. The sale resulted in a combined loss of $7.4 million which was recorded in the second quarter of 2014. The Olympia was delivered to its new owner on September 8, 2014 and the Antarctica was delivered to its new owner on January 15, 2015, earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of $2.2 million, which was recorded in the first quarter of 2015.

On July 31, 2014, Belle Shipholdings, a related party, sold the Cap Isabella. Our bareboat charter was subsequently terminated on October 8, 2014 upon delivery of the vessel to its new owner. We are entitled to receive a share of the profit resulting from the sale of this vessel by Belle Shipholdings of $4.3 million, which was recorded in the fourth quarter of 2014.
On November 11, 2015, we sold the Suezmax Cap Laurent for a net price of $22.3 million to an unrelated third-party, resulting in a capital gain of $11.1 million in the fourth quarter of 2015. We delivered the vessel to its new owner on November 26, 2015.
On January 15, 2016, we sold the VLCC Famenne, for a net price of $38.0 million to an unrelated third-party, resulting in a capital gain of $13.8 million, which is expected to be recorded in the first quarter of 2016. We delivered the vessel to its new owner on March 9, 2016.
A.	Operating Results
Year ended December 31, 2015, compared to the year ended December 31, 2014
Total shipping revenues and voyage expenses and commissions.
The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2015 and 2014:
(US$ in thousands)	2015	2014	$ Change	% Change
Voyage charter and pool revenues	720,416	341,867	378,549	111%
Time charter revenues	126,091	132,118	(6,027)	(5)%
Other income	7,426	11,411	(3,985)	(35)%
Total shipping revenues	853,933	485,396	368,537	76%
Voyage expenses and commissions	(71,237)	(118,303)	47,066	(40)%
Voyage Charter and Pool Revenues.    Voyage charter and pool revenues increased by 111%, or $378.5 million, to $720.4 million for the year ended December 31, 2015, compared to $341.9 million for the same period in 2014. This increase was due to (i) an increase in the average TCE rates for VLCCs and Suezmax tankers from $27,189 and $24,491, respectively in 2014 to $52,802 and $39,689, respectively in 2015, and (ii) an increase of the total number of vessel operating days. In addition, the total number of fleet operating days in 2015 increased by 15%, compared to the same period in 2014, mainly due to the expansion of the VLCC fleet.
Time Charter Revenues.    Time charter revenues decreased by 5%, or $6.0 million, to $126.1 million for the year ended December 31, 2015, compared to $132.1 million for the same period in 2014.  This decrease was partly due to several time charter contracts expiring in 2014 and early 2015, resulting in a decrease in fixed operating days. The decrease in fixed operating days was partially offset with a higher rate received during 2015 due to renewal of charters and by the market-related profit share earned on certain of our time charter-out vessels due to more favorable market conditions.
Other Income.    Other income decreased by 35%, or $4.0 million, to $7.4 million for the year ended December 31, 2015, compared to $11.4 million for the same period in 2014. Other income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage, such as insurance rebates received based on changes in our vessels' trading patterns.
Voyage Expenses and Commissions.    Voyage expenses and commissions decreased by 40%, or $47.1 million, to $71.2 million for the year ended December 31, 2015, compared to $118.3 million for the same period in 2014. This decrease was primarily due to a decrease of oil prices which reduced bunker expenses, the largest component of  voyage expenses.
Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.
The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2015 and 2014:
(US$ in thousands)	2015	2014	$ Change	% Change
Net gain (loss) on lease terminations	0	0	0	0%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale)	5,300	5,706	(406)	(7)%

Net gain (loss) on lease terminations.    We did not terminate any leases during the years ended December 31, 2015 and 2014.
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale). Net gain decreased by 7%, or $0.4 million, to a gain of $5.3 million for the year ended December 31, 2015, compared to a gain of $5.7 million for the same period in 2014. The net gain on sale of assets of $5.3 million in 2015 represents the difference between a capital gain of $11.1 on the sale of the Suezmax Cap Laurent, an additional capital gain of $2.2 on the sale of the VLCC Antarctica, and a write-off of the option fee of $8.0 million related to the option to purchase four VLCCs from the seller of the Metrostar Acquisition Vessels which our Board of Directors decided not to exercise in the third quarter of 2015. The net gain on sale of assets of $5.7 million in 2014 represents the difference between a capital gain of $6.4 million recorded on the sale of the VLCC Luxembourg, a net loss of $0.2 million on the sale of the VLCC Olympia, an impairment loss of $4.9 million on the sale of the VLCC Antarctica, and a net gain of $4.3 million, relating to the profit share on the sale of the Suezmax Cap Isabella.
Vessel Operating Expenses.
The following table sets forth our vessel operating expenses for the years ended December 31, 2015 and 2014:
(US$ in thousands)	2015	2014	$ Change	% Change
Total VLCC operating expenses	99,682	65,630	34,052	52%
Total Suezmax operating expenses	54,036	58,459	(4,423)	(8)%
Total vessel operating expenses	153,718	124,089	29,629	24%

Total vessel operating expenses increased by 24%, or $29.6 million, to $153.7 million during the year ended December 31, 2015, compared to $124.1 million for the same period in 2014. This increase was primarily due to an increase in the number of vessels operated by us following the delivery of the 2014 Fleet Acquisition Vessels and the VLCC Acquisition Vessels, which, together, we refer to as the 2014 Acquisition Fleet.
VLCC operating expenses increased by 52%, or $34.1 million, during the year ended December 31, 2015, compared to the same period 2014. The increase was primarily attributable to additional vessels acquired and delivered in 2015 and in the course of 2014.
Suezmax operating expenses decreased by 8%, or $4.4 million, during the year ended December 31, 2015, compared to the same period 2014. The decrease was mainly due to the operation of the Cap Isabella which was on bareboat charter in 2014, but was redelivered to its owners on October 9, 2014 and due to a positive impact of the Euro/USD rate of exchange on the crewing expense.
Time charter-in expenses and bareboat charter-hire expenses.
The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2015 and 2014:
(US$ in thousands)	2015	2014	$ Change	% Change
Time charter-in expenses	25,849	32,080	(6,231)	(19)%
Bareboat charter-hire expenses	0	3,584	(3,584)	(100)%

Time charter-in expenses. Time charter-in expenses decreased by 19%, or $6.2 million, to $25.8 million during the year ended December 31, 2015, compared to $32.1 million for the same period in 2014. The decrease was primarily attributable to the expiration of three time charter parties. At the end of 2014, and beginning 2015, we acquired three time chartered-in VLCCs, the Maersk Hojo, the Maersk Hirado, and the Maersk Hakone and redelivered one time chartered-in VLCC, the Island Splendor, to its owners on May 18, 2014, resulting in a total decrease of $20.3 million in charter-in expenses.
Bareboat charter-hire expenses. Bareboat charter-hire expenses decreased by 100%, or $3.6 million, to $0.0 million for the year ended December 31, 2015, compared to $3.6 million for the same period in 2014. The decrease was entirely attributable to the bareboat contract for the Suezmax Cap Isabella, which ended on October 9, 2014.

General and administrative expenses.
The following table sets forth our general and administrative expenses for the years ended December 31, 2015 and 2014:
(US$ in thousands)	2015	2014	$ Change	% Change
General and administrative expenses	46,251	40,565	5,686	14%

General and administrative expenses which include also, among others, directors' fees, office rental, consulting fees, audit fees and tonnage tax, increased by 14%, or $5.7 million, to $46.3 million for the year ended December 31, 2015, compared to $40.6 million for the same period in 2014.
This increase was due to, among other factors, an increase in wages and salaries and other staff costs of $2.2 million, as a result of additional staff hired and additional rent paid of $1.0 million for new offices or the rent of additional spaces. This increase was partially offset with a decrease of $2.4 million relating to equity-settled share based payments.
  Tonnage tax recorded in the year ended December 31, 2015, increased by $1.9 million, compared to the same period in 2014, following the deliveries of vessels in the course of 2014 and 2015.
Administrative expenses relating to TI Pool increased by $2.0 million, primarily due to the increased number of our VLCCs operated in the TI Pool as a result of the acquisition of the additional VLCC's in the course of 2014 and 2015.
The remaining general corporate overhead expenses, including professional fees, travel, and information technology expenses, increased by $0.9 million during the year ended December 31, 2015, compared to the same period in 2014.
Depreciation and amortization expenses. The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2015 and 2014:
(US$ in thousands)	2015	2014	$ Change	% Change
Depreciation and amortization expenses	210,206	160,953	49,253	31%

Depreciation and amortization expenses increased by 31%, or $49.3 million, to $210.2 million for the year ended December 31, 2015, compared to $161.0 million for the same period in 2014.
Depreciations increased primarily due to (i) the acquisition and delivery of the 2014 Acquisition Fleet (as defined above) during the course of 2014 and 2015, resulting in an aggregate increase of $48.2 million, and (ii) an increase in depreciation of drydock of $5.9 million. This increase was partially offset by a decrease in depreciations due to (i) the sale and delivery of the VLCCs Olympia and Antarctica to their new owners on September 8, 2014 and January 15, 2015, respectively, and (ii) the sale and delivery of the Suezmax Cap Laurent to its new owner on November  26, 2015, resulting in a combined decrease of $4.1 million.
Finance Expenses. The following table sets forth our finance expenses for the years ended December 31, 2015 and 2014:
(US$ in thousands)	2015	2014	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	38,246	57,948	(19,702)	(34)%
Fair value adjustment on interest rate swaps	0	0	0	0%
Other financial charges	8,482	35,707	(27,225)	(76)%
Foreign exchange losses	4,214	2,315	1,899	82%
Finance expenses	50,942	95,970	(45,028)	(47)%

Finance expenses decreased by 47%, or $45.0 million, to $50.9 million for the year ended December 31, 2015, compared to $96.0 million for the same period in 2014.

Interest expense on financial liabilities measured at amortized cost decreased by 34%, or $19.7 million, during the year ended December 31, 2015, compared to the same period in 2014. This decrease was primarily attributable to (i) the redemption of the Convertible Notes due 2015 (ii) the early repayment of the $235.5 million 7-year bond and (iii) the conversion of the remaining 30 perpetual convertible preferred equity securities, which all took place in the first quarter of 2015, and resulted in a decrease of $20.2 million. This decrease was partially offset with an increase in the interest expenses related to bank loans of $1.8 million.
Other financial charges have decreased by 76%, or $27.2 million, to $8.5 million for the year ended December 31, 2015, compared to $35.7 million for the same period in 2014.
This decrease was primarily due to repayment of the $235.5 million bond, issued to partly finance the acquisition of the 2014 Fleet Acquisition Vessels. As the bond was issued below par and in accordance with IFRS, we amortized $31.9 million during the year ended December 31, 2014 and an additional $4.1 million was amortized in the first quarter of 2015.
Foreign exchange losses increased by 82%, or $1.9 million, due to change in exchange rates between the EUR and the USD.
Share of results of equity accounted investees, net of income tax. The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2015 and 2014:

(US$ in thousands)	2015	2014	$ Change	% Change
Share of results of equity accounted investees	51,592	30,286	21,306	70%

Our share of results of equity accounted investees, which consist of two joint ventures, one of which owns one VLCC and one of which delivered its VLCC at the beginning of 2014 to its new buyers following a sale agreement entered into in 2013, four joint ventures which own one Suezmax each, and two joint ventures which own one FSO each, increased by 70%, or $21.3 million, to $51.6 million for the year ended December 31, 2015, compared to $30.3 million for the same period in 2014.
This increase was primarily due to our participation in our 50%-owned joint ventures, which own four of our Suezmaxes and one VLCC. The result of our participation in our 50%-owned joint ventures has increased by an aggregate amount of $20.5 million due to improved market conditions and better freight rates achieved.
The result of our participation in the 50%-owned joint venture, Great Hope Enterprises Ltd., the former owner of the Ardenne Venture, decreased by $2.3 million due to the sale of the vessel in 2014.
The result of our participations in the 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., the owners of FSO Asia and FSO Africa, respectively, have increased by an aggregate of $3.5 million, mostly due to lower daily operating expenses.
Income tax benefit/(expense). The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2015 and 2014:

(US$ in thousands)	2015	2014	$ Change	% Change
Income tax benefit/(expense)	(5,633)	5,743	(11,376)	(198)%

Income tax benefit/(expense) increased by 198%, or $11.4 million, to $(5.6) million for the year ended December 31, 2015, compared to $5.7 million for the same period in 2014.
This increase was mainly attributable to the utilization of a deferred tax asset of $5.5 million, which was recognized in 2014.
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

Voyage Charter and Pool Revenues. Voyage charter revenues increased by 100%, or $170.6 million, to $341.9 million for the year ended December 31, 2014, compared to $171.2 million for the same period in 2013. This increase was due to (i) an increase in the average TCE rates for VLCCs and Suezmax tankers from $25,785 and $19,284 in 2013, respectively, to $27,189 and $24,491 in 2014, respectively, and (ii) a significant increase of the total number of vessel operating days. The total number of fleet operating days in 2014 increased by 32%, compared to the same period in 2013, mainly due to the expansion of the fleet following the acquisition and delivery of the 2014 Acquisition Fleet. The total contribution of the 2014 Acquisition Fleet accounts for 26.4%, or $90.2 million, of the total voyage charter and pool revenues during the year ended December 31, 2014.
Time Charter Revenues. Time charter revenues decreased by 1%, or $1.3 million, to $132.1 million for the year ended December 31, 2014, compared to $133.4 million for the same period in 2013. This decrease was partly due to the sale of certain time charter-out vessels and partly due to change in employment type of certain of our vessels which have been contracted on time charter-out during the year ended December 31, 2014, compared to spot employment for the same period in 2013. This decrease was partly offset by the market related profit share earned on certain of our time charter-out vessels due to more favorable market conditions.
Other Income. Other income decreased by 1%, or $0.1 million, to $11.4 million for the year ended December 31, 2014, compared to $11.5 million for the same period in 2013.
Other income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage, such as. insurance rebates received based on changes in our vessels' trading patterns.
Voyage Expenses and Commissions. Voyage expenses and commissions increased by 49%, or $38.7 million, to $118.3 million for the year ended December 31, 2014, compared to $79.6 million for the same period in 2013. This increase was primarily due to additional port and bunker expenses, due to changes in our fleet trading pattern and an increase in the number of vessels operating in the spot market or through the TI Pool. The total contribution of the 2014 Acquisition Fleet accounts for 12.4%, or $14.6 million, of the total voyage expenses and commissions during the year ended December 31, 2014.
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

Total vessel operating expenses increased by 17%, or $18.2 million, to $124.1 million during the year ended December 31, 2014, compared to $105.9 million for the same period in 2013. This increase was primarily due to an increase in the number of vessels operated by us following the delivery of the 2014 Acquisition Fleet.
VLCC operating expenses increased by 70%, or $27.0 million, during the year ended December 31, 2014, compared to the same period 2013. The increase is virtually entirely attributable to the additional vessels acquired under the Maersk transactions and the sale of two VLCC vessels during the year 2013. The contribution of the 2014 Acquisition Fleet in the total VLCC operating expenses amounts to $33.4 million.
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

Time charter-in expenses. Time charter-in expenses increased by 78%, or $14.1 million, to $32.1 million during the year ended December 31, 2014, compared to $18.0 million for the same period in 2013. The increase was primarily attributable to the net increase of the number of vessels on time-charter to us.
During the year ended December 31, 2014, we took delivery of 3 time chartered-in VLCCs, the Maersk Hojo on March 24, 2014, the Maersk Hirado on May 3, 2014, and the Maersk Hakone on May 5, 2014 and one time charter-in Suezmax, the Suez Hans  on September 15, 2014, which resulted in a combined increase of time charter-in expense for the period of $18.5 million.
This increase was offset by the redelivery of the VLCC Island Splendor to her owners on May 18, 2014, resulting in a total decrease of $1.8 million for the full year 2014, compared to the same period in 2013.
On October 1, 2014, the time chartered-in VLCC KHK Vision was extended for a further 24 months at a reduced hire rate per day, resulting in a decrease of $0.9 million.
During the year ended December 31, 2013, we recorded an amount of $1.7 million relating to its contractual Suezmax vessel sharing agreement, compared to $0 for the same period in 2014.
Bareboat charter-hire expenses. Bareboat charter-hire expenses increased by 19%, or $0.6 million, to $3.6 million for the year ended December 31, 2014, compared to $3.0 million for the same period in 2013. The increase was entirely attributable to the bareboat contract for the Suezmax Cap Isabella, which ended on October 9, 2014.
General and administrative expenses.
The following table sets forth our general and administrative expenses for the years ended December 31, 2014 and 2013:

(US$ in thousands)	2014	2013	$ Change	% Change
General and administrative expenses	40,565	27,166	13,399	49%

General and administrative expenses, which include also, amongst others, directors' fees, office rental, consulting fees, audit fees and tonnage tax, increased by 49%, or $13.4 million, to $40.6 million for the year ended December 31, 2014, compared to $27.2 million for the same period in 2013. This increase was primarily due to an increase in staff costs of $6.6 million, of which $3.8 million relating to equity-settled share based payments, and $2.8 million relating to an increase in wages and salaries, as a result of additional staff hired.

Tonnage Tax recorded in the year ended December 31, 2014, increased by $0.8 million, compared to the same period in 2013.
Administrative expenses relating to TI Pool increased by $2.7 million due to the increased number of our VLCCs operated in the TI Pool as a result of the acquisition of the 2014 Acquisition Fleet.
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
These decreases were more than offset by (i) the acquisition and delivery of 17 VLCCs in the 2014 Acquisition Fleet in the course of 2014, resulting in an aggregate increase of $33.3 million, and (ii) an increase in depreciation of drydock of $3.9 million.
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
Interest Expense.  Interest expense on financial liabilities measured at amortized cost increased by 18%, or $8.7 million, during the year ended December 31, 2014, compared to the same period in 2013. This increase was primarily the result of an additional interest expense of $11.6 million related to our perpetual convertible preferred equity securities in 2014 and $1.4 million on bank loans. This increase was partially offset by a decrease in interest rate swaps expenses related to our $300 million Senior Secured Credit Facility which matured at the beginning of April 2014, resulting in a decrease of $4.3 million for the period.
Other financial Charges. Other financial charges have increased by 1,171%, or $32.9 million, to $35.7 million for the year ended December 31, 2014, compared to $2.8 million for the same period in 2013.
We issued the $235.5 million bond to partly finance the acquisition of the 2014 Fleet Acquisition Vessels. As the bond was issued below par and in accordance with IFRS, we amortized $31.9 million during the year ended December 31, 2014 and a further $4.1 million was amortized in the first quarter of 2015.

Foreign Exchange Losses.  Foreign exchange losses decreased by 16%, or $0.4 million, due to favorable exchange rates between the EUR and the USD.
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
The result of our participation in the 50%-owned joint venture, Great Hope Enterprises Ltd., the former owner of the Ardenne Venture, was positively affected by $2.8 million, mainly due to a capital gain on the sale of the vessel.
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
This increase mainly related to the recognition of $5.5 million of deferred taxes on unused tax losses and credits carried forward in 2014.
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
As of December 31, 2015 and December 31, 2014, we had $131.7 million and $254.1 million in cash and cash equivalents, respectively.

Our short-term liquidity requirements relate to payment of operating costs (including certain repairs performed in drydock), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledges under borrowings from commercial banks.
Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2015 and December 31, 2014, we had $60.0 million and €10.0 million in available syndicated credit lines, respectively.
Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2015 and December 31, 2014, we had $231.1 million and $0.0 million in available committed secured revolving credit facilities, respectively.
Net cash from (used in) operating activities during the year ended December 31, 2015 was $450.5 million, compared to $14.8 million during the year ended December 31, 2014. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2015, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.
As of December 31, 2015 and December 31, 2014, our total indebtedness was $1,135.0 million and $1,623.7 million, respectively.
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
Equity Issuances
During the period from November 12, 2013 through April 22, 2014, we issued an aggregate of 20,969,473 existing ordinary shares upon conversion at the holders' option of $124,900,000 in aggregate principal amount of 1,249 Convertible Notes due 2018. On April 9, 2014, we exercised our right to redeem all such Convertible Notes due 2018 outstanding as of April 2, 2014.
On January 10, 2014, we received gross proceeds of $50.0 million upon the issuance of 5,473,571 of our ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the 2014 Fleet Acquisition Vessels.
On February 24, 2014, we received gross proceeds of $300.0 million upon the issuance of 32,841,528 of our ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the 2014 Fleet Acquisition Vessels.
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

Equity Issuances related to our Perpetual Convertible Preferred Equity Securities
On January 13, 2014, we issued 60 perpetual convertible preferred equity securities for net proceeds of $150.0 million, which were convertible into ordinary shares of us, at the holders' option. The perpetual convertible preferred equity securities bore interest at 6%, which was payable annually in arrears in cash or in shares at our option. On February 6, 2014, we issued 9,459,286 ordinary shares upon the conversion of 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million, and on February 6, 2015, we issued 9,459,283 ordinary shares upon our exercise of our right to force the conversion of the remaining 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million. As of December 31, 2015, there were no Perpetual Convertible Preferred Equity Securities outstanding.
Our Borrowing Activities
	Amounts Outstanding as of
(U.S.$ in thousands)	December 31, 2015	December 31, 2014
Euronav NV Credit Facilities
$750.0 Million Senior Secured Credit Facility (2011)	$—	$483,409
$65.0 Million Secured Loan Facility	$—	$54,250
$500.0 Million Senior Secured Credit Facility	$428,000	$476,000
$340.0 Million Senior Secured Credit Facility	$175,476	$235,217
$750.0 Million Senior Secured Credit Facility (2015)	$467,500	$—

Credit Line Facilities
Credit lines	$—	$—

Bonds
$150.0 Million Convertible Notes due 2015	$—	$25,000
$125.0 Million Convertible Notes due 2018	$—	$—
$235.5 Million Notes due 2021	$—	$235,500

Total interest bearing debt	$1,070,976	$1,509,376
Joint Venture Credit Facilities (at 50% economic interest)
$43.0 Million Secured Loan Facility (Great Hope Enterprises)	$—	$—
$52.0 Million Secured Loan Facility (Seven Seas)	$—	$5,417
$135.0 Million Secured Loan Facility (Fontveille and Monghetti)	$41,110	$45,110
$76.0 Million Secured Loan Facility (Fiorano)	$16,031	$18,156
$67.5 Million Secured Loan Facility (Larvotto)	$16,556	$18,541
$500.0 Million Secured Loan Facility (TI Asia and TI Africa)	$52,100	$72,698

Total interest bearing debt—joint ventures	$125,797	$159,922

Euronav NV Credit Facilities
$750.0 Million Senior Secured Credit Facility (2011)
On June 22, 2011, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Trustee. This facility was comprised of a $500.0 million term loan facility and a $250.0 million revolving credit facility, and had a term of six years. We used the proceeds of this facility to refinance all remaining indebtedness under our $1,600 million loan agreement and for general corporate and working capital purposes. This facility was secured by 22 of our wholly-owned vessels. The term loan was repayable in 11 installments of consecutive 6-month intervals, with the final repayment due at maturity in 2017. Each revolving advance was repayable in full on the last day of its applicable interest period. This facility, as amended, bore interest at LIBOR plus a margin of 3.0% per annum plus applicable mandatory costs. Following the sale of the Algarve in October 2012, we prepaid $18.6 million of the term loan, and the revolving loan facility was reduced by $10.2 million. As of December 31, 2014, the outstanding balance on this facility was $483.4 million. On September 1, 2015, we repaid this facility in full using a portion of the borrowings under our new $750.0 Senior Secured Credit Facility (2015).
$65.0 Million Secured Loan Facility
On December 23, 2011, we entered into a $65.0 million secured term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) to finance the acquisition of Alsace, which was mortgaged under the loan. This facility was repayable over a term of seven years in ten installments at successive six month intervals, each in the amount of $2.15 million together with a balloon installment of $43.5 million payable with (and forming part of) the tenth and final repayment installment on February 23, 2017, assuming the full amount was drawn. The interest rate was LIBOR plus a margin of 2.95% per annum plus applicable mandatory costs. As of December 31, 2014 the outstanding balance on this facility was $54.3 million. On September 1, 2015, we repaid this facility in full using a portion of the borrowings under our new $750.0 Senior Secured Credit Facility (2015).

$500.0 Million Senior Secured Credit Facility
On March 25, 2014, we entered into a $500.0 million senior secured credit facility with DNB Bank ASA, Nordea Bank Norge ASA, and Skandinaviska Enskilda Banken AB (publ). This facility bears interest at LIBOR plus a margin of 2.75% per annum and is repayable over a term of six years with maturity in 2020 and is secured by the 2014 Fleet Acquisition Vessels. The proceeds of the facility were drawn and used to partially finance the purchase price of the 2014 Fleet Acquisition Vessels. As of December 31, 2015 and December 31, 2014, the outstanding balances on this facility was $428.0 million and $476.0 million, respectively.
$340.0 Million Senior Secured Credit Facility
On October 13, 2014, we entered into a $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V., as Agent and Security Trustee. Borrowings under this facility have been, or are expected to be, used to partially finance our acquisition of the VLCC Acquisition Vessels and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is, or will be, secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and, upon their respective deliveries, the VLCC Acquisition Vessels. As of December 31, 2015, and December 31, 2014 the outstanding balances on this facility was $175.5 million and $235.2 million, respectively.
$750.0 Million Senior Secured Credit Facility (2015)
On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility is, or will be, secured by 25 of our wholly-owned vessels, including one newbuilding VLCC under construction. The revolving credit facility is reduced in 13 installments of consecutive six-month interval. The revolving acquisition facility is reduced in 13 installments of consecutive six-month interval and a final repayment is due at maturity in 2022. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Following the sale of the Cap Laurent in November 2015, the total revolving credit facility was reduced by $11.5 million.  Following the sale of the Famenne in January 2016, the total revolving credit facility was reduced by $21.3 million. As of December 31, 2015 the outstanding balance on this facility was $467.5 million.
Joint Venture Credit Facilities (at 50% economic interest)
$52.0 Million Secured Loan Facility (Seven Seas)
On May 6, 2005, one of our 50%-owned joint ventures, Seven Seas Shipping Limited, entered into a $52.0 million loan facility with Chiao Tung Bank to partially finance the construction of the V.K. Eddie. This loan has a term of 12 years with a maturity of May 2017 and no balloon and bears interest at LIBOR plus a margin of 0.80% per annum. As of December 31, 2014 the outstanding balance on this facility was $10.8 million, of which we had a 50% economic interest of $5.4 million. On November 6, 2015, we repaid this facility in full.
$135.0 Million Secured Loan Facility (Fontvielle and Moneghetti)
On April 23, 2008, two of our 50%-owned joint ventures, Fontvielle Shipholding Limited and Moneghetti Shipholding Limited, entered into a $135.0 million secured term loan facility with BNP Paribas (Suisse) SA and Alpha Bank A.E. to finance our acquisition of Eugenie and Devon. This facility, as amended, is comprised of two tranches; the Fontvielle Tranche of up to $55.5 million and the Moneghetti Tranche in the amount of $67.5 million. This facility is repayable in quarterly installments over a term of 10 years with a balloon of $43.2 million. This loan bears interest at LIBOR plus a margin of 2.75% per annum. As of December 31, 2015 and December 31, 2014, the outstanding balances on this facility were $82.2 million and $90.2 million, respectively, of which we had a 50% economic interest of $41.1 million and $45.1 million, respectively.
$76.0 Million Secured Loan Facility (Fiorano)
On October 23, 2008, one of our 50%-owned joint ventures, Fiorano Shipholding Limited, entered into a $76.0 million loan facility with Scotiabank Ireland Ltd. to partially finance the acquisition of the Capt. Michael. This loan has a term of eight years with a balloon of $14.0 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.225% per annum. As of December 31, 2015 and December 31, 2014, the outstanding balances on this facility were $32.0 million and $36.3 million, respectively, of which we had a 50% economic interest of $16.0 million and $18.2 million, respectively.

$67.5 Million Secured Loan Facility (Larvotto)
On August 29, 2008, one of our 50%-owned joint ventures, Larvotto Shipholding Limited, entered into a $67.5 million loan facility, as supplemented by a supplemental letter dated November 28, 2011, with Fortis Bank S.A./N.V. to partially finance the acquisition of the Maria. This loan has a term of eight years with a balloon payment of $16.2 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.5% per annum. As of December 31, 2015 and December 31, 2014, the outstanding balances on this facility were $33.1 million and $37.1 million, respectively, of which we had a 50% economic interest of $16.5 million and $18.5 million, respectively.
$500.0 Million Secured Loan Facility (TI Asia and TI Africa)
On October 3, 2008, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., entered into a $500.0 million senior secured credit facility with a group of commercial lenders with ING Bank N.V. as Agent and Security Trustee. We used the proceeds of this facility to finance the acquisition of two ULCC vessels, TI Asia and TI Africa, and to convert these vessels to FSOs, which serve as collateral under this facility. This facility consists of two tranches; the FSO Asia tranche matures in 2017 and bears interest at LIBOR plus a margin of 1.15% per annum, and the FSO Africa tranche, following the restructuring of this tranche, matured in 2015 and bore interest at LIBOR plus a margin of 2.75% per annum. As of December 31, 2015 and December 31, 2014, the outstanding balances on this facility were $104.2 million and $145.4 million, respectively, of which we had a 50% economic interest of $52.1 million and $72.7 million, respectively.
All of the joint venture loans described above are secured by a mortgage of the specific vessel and guaranteed by the respective shareholders of each joint venture on a several basis.
Bond Issuances
Convertible Notes due 2015 and 2018
On September 24, 2009, we issued $150 million of fixed-rate senior unsecured convertible notes due January 31, 2015, which we refer to as the "Convertible Notes due 2015." These notes were issued at 100% of their principal amount and bore interest at a rate of 6.50% per annum, payable semi-annually in arrears, and were convertible between November 4, 2009 and January 24, 2015 into our ordinary shares at the conversion price applicable at such conversion date and in accordance with the conditions set out in a related trust deed. The initial conversion price was EUR 16.28375 (or $23.16852 at EUR/US$ exchange rate of 1.4228) per share and was set at a premium of 25% to the volume weighted average price of our ordinary shares on Euronext Brussels on September 3, 2009. Unless previously redeemed, converted or purchased and cancelled, the Convertible Notes due 2015 were redeemed in cash on January 31, 2015 at 100% of their principal amount. The Notes were added to the official list of the Luxembourg Stock Exchange and were traded on the Luxembourg Stock Exchange's Euro MTF Market. During the first quarter of 2012, we repurchased 68 Convertible Notes due 2015, which we subsequently exchanged for Convertible Notes due 2018 (as defined below). The face value of each note was $100,000 and we paid an average of $78,441. Further, in the second quarter of 2013, we repurchased an additional 5 Convertible Notes due 2015 for an average price of $92,000. In February 2014, we repurchased an additional $1.3 million of the Convertible Notes due 2015, taking the total number of notes held by us to 18. On January 31, 2015, the 250 remaining Convertible Notes due 2015 with a face value of $100,000 each, were fully redeemed at par. As a result, after January 31, 2015, no Convertible Notes due 2015 were outstanding.
On February 20, 2013, we completed our offer to exchange all of the Convertible Notes due 2015 for $150.0 million in aggregate principal amount of 6.50% convertible notes due 2018, which we refer to as the Convertible Notes due 2018. The Convertible Notes due 2018 had an extended maturity profile and an initial conversion price of EUR 5.65. The Convertible Notes due 2018 also had a feature to compensate the noteholders for the forgiven interest in the event they are converted to ordinary shares during the first four years. The exchange offer resulted in $125.0 million of notes (face value) being exchanged for new notes, including the 68 notes acquired by us in 2012, which we subsequently resold in the third quarter in 2013.
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

$235.5 Million Unsecured Bond
On February 4, 2014, we issued $235.5 million in aggregate principal amount of 7-year redeemable unsecured bonds. The bonds were issued at 85% of their principal amount (original issue discount) and bore interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears, which would increase to 8.50% per annum for the second and third years and would further increase to 10.20% per annum from year four until maturity in 2021. We may redeem the bonds at any time at par. The proceeds of the bonds were used to partially finance the purchase price of the 2014 Fleet Acquisition Vessels.  On February 19, 2015, we repaid the aggregate amount outstanding under the bonds.
Security
Our secured indebtedness is generally secured by:
•	a first priority mortgage in all collateral vessels;
•	a parent guarantee; and
•	a general pledge of earnings generated by the vessels under mortgage for the specific facility.
Loan Covenants
Our debt agreements discussed above generally contain financial covenants, which require us to maintain, among other things:
•	an amount of current assets that, on a consolidated basis, exceeds our current liabilities. Current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year;
•	an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
•	an aggregate cash balance of at least $30.0 million; and
•	a ratio of stockholders' equity to total assets of at least 30%.
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
In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we treat as additional investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2015 and December 31, 2014, $251.6 million and $319.8 million, respectively, was outstanding under these joint venture loan agreements, of which we have guaranteed $125.8 million and $159.9 million, respectively.
As of December 31, 2015 and December 31, 2014, we were in compliance with all of the covenants contained in our debt agreements.
Guarantees
We have provided guarantees to financial institutions that have provided credit facilities to six of our joint ventures, in the aggregate amount of $125.8 million and $159.9 million as of December 31, 2015 and December 31, 2014, respectively. The total of the related outstanding bank loans as of December 31, 2015 and December 31, 2014 was $251.6 million and $319.8 million, respectively.
In addition, on July 24, 2009, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into a $50.0 million guarantee facility agreement with Nordea Bank Finland plc in order to issue two guarantees of up to $25.0 million each in favor of Maersk Oil in connection with its use of the FSO Asia and FSO Africa after such vessels have been converted to FSO. In August 2010, the amount available under this guarantee facility was reduced to $31.5 million. This guarantee terminates upon the earlier of (i) eight years after the Guarantee Issue Date for the second Guarantee and (ii) March 31, 2018. As of December 31, 2015, the guarantee has not been called upon.
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

We believe we are well positioned to benefit from the solid tanker market industry fundamentals which are in place.
Demand for crude oil continues to be robust with the International Energy Agency, or IEA, forecasting global demand growth for crude oil of 1.2 million barrels per day for 2016. Should the price for oil remain low by historical standards then further stimulation of demand from these levels can be anticipated.
We believe that the tanker fleet order book remains moderate, with new orders comprising 18% of the VLCC fleet and 19% of the Suezmax fleet. While the scrapping of vessels is expected to be extremely modest during a strong freight rate background, the average 20 year life for a crude tanker implies a natural level of attrition (5% per annum) in the global fleet.  Two key strategic developments, the re-introduction of Iran to global crude oil markets and trading along with the repealing of the ban on U.S. crude oil exports, should underpin further, if modest, expansion of the ton-miles crude cargoes that will be transported.
We expect that the supply of oil in the short to medium term may continue to be at elevated levels of production as key participants in the U.S., OPEC and Russia will continue to focus on market share strategies.
We have no funding requirements going forward all other things being equal and we are supported by a proven management team, strict capital discipline and an established dividend distribution policy.
Please see also "Item 4. Information on the Company—A. History and Development of the Company—Industry and Market Conditions."
E.	Off-balance sheet arrangements.
We are committed to make rental payments under operating leases for vessels and for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below under "Contractual Obligations."
F.	Tabular disclosure of contractual obligations.
Contractual Obligations
As of December 31, 2015, we had the following contractual obligations and commitments which are based on contractual payment dates:

(US$ in thousands)	Total	2016	2017	2018	2019	2020	Thereafter
Long-term bank loan facilities	1,070,976	79,905	161,042	162,235	162,235	350,235	155,324
Long-term debt obligations	—	—	—	—	—	—	—
Bank credit line facilities	—	—	—	—	—	—	—
Seller's credit facility	—	—	—	—	—	—	—
Operational leases (vessels)	15,012	15,012	—	—	—	—	—
Operational leases (non-vessel)	11,939	2,448	2,382	1,676	1,423	1,345	2,665
Capital Expenditure commitments	195,910	195,910	—	—	—	—	—
Total contractual obligations due by period	1,293,837	293,275	163,424	163,911	163,658	351,580	157,989
____________________
Not included in the table above are options that have been granted to us but not yet exercised under our time charter-in agreements to extend their respective durations.

As of December 31, 2015, the following equity accounted investees (of which we have a 50% ownership interest) have the following contractual obligations and commitments which are based on contractual payment dates (figures are shown at our economic interest):
		Total	2016	2017	2018	2019	2020	Thereafter
Joint Venture	Long-term bank loan facilities	125,797	22,539	45,781	8,110	8,110	27,382	13,875
Seven Seas Shipping Ltd.	$52.0 Million secured bank loan facility	—	—	—	—	—	—	—
Fontvieille Shipholding Ltd.	$55.5 Million secured bank loan facility	17,235	2,000	2,000	2,000	2,000	9,235	—
Moneghetti Shipholding Ltd.	$67.5 Million secured bank loan facility	23,875	2,000	2,000	2,000	2,000	2,000	13,875
Larvotto Shipholding Ltd.	$48.0 Million secured bank loan facility	16,556	1,985	1,985	1,985	1,985	8,616	—
Fiorano Shipholding Ltd.	$48.0 Million secured bank loan facility	16,031	2,125	2,125	2,125	2,125	7,532	—
TI Africa Ltd	$113.7 Million secured bank loan facility	—	—	—	—	—	—	—
TI Asia Ltd	$250.0 Million secured bank loan facility	52,100	14,429	37,671	—	—	—	—
Total contractual obligations due by period		125,797	22,539	45,781	8,110	8,110	27,382	13,875

G.	Safe harbor
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
Set forth below are the names, ages and positions of our Directors and executive officers as on March 24, 2016. Our Board of Directors is elected annually on a staggered basis, and each director holds office for a term of maximum four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All Directors whose term expires are eligible for re-election. Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed or their employment is terminated. The business address of each of our Directors and executive officers listed below is Euronav NV, Belgica House, De Gerlachekaai 20, 2000 Antwerp, Belgium.
Name	Age	Position	Date of Expiry of Current Term (for Directors)
Carl Steen	65	Chairman of the Board of Directors	To be confirmed by the Annual General Meeting 2016
Daniel R. Bradshaw	69	Director	Annual General Meeting 2017
Ludwig Criel	64	Director	Annual General Meeting 2016
Alice Wingfield Digby	41	Director	Annual General Meeting 2016
Alexandros Drouliscos	57	Director	Annual General Meeting 2017
Anne-Hélène Monsellato	48	Director	Annual General Meeting 2018
John Michael Radziwill	36	Director	Annual General Meeting 2017
Ludovic Saverys	32	Director	Annual General Meeting 2018
William Thomson	68	Director	Annual General Meeting 2018
Patrick Rodgers	56	Chief Executive Officer and Director	Annual General Meeting 2016
Hugo De Stoop	43	Chief Financial Officer
Alex Staring	50	Chief Operating Officer
Egied Verbeeck	41	General Counsel
An Goris	38	Secretary General

Biographical information concerning the Directors and executive officers listed above is set forth below.
Carl Steen, our Chairman, was co-opted as director and appointed Chairman of the Board of Directors effective immediately after the meeting of the Board of Directors of 3 December 2015. Mr. Steen graduated from the Eidgenössische Technische Hochschule in Zurich, Switzerland in 1975 with a M.Sc. in Industrial and Management Engineering. After working as a consultant in a logistical research and consultancy company, he joined a Norwegian shipping company in 1978 with primary focus on business development. Five years later in 1983 he joined Christiania Bank and moved to Luxembourg. He was there responsible for Germany and later the Corporate division. In 1987 Mr. Steen became Senior Vice president within the Shipping Division in Oslo and in 1992 he took charge of the Shipping/Offshore and Transport Division. When Christiania Bank merged with Nordea in 2001 he was made Executive Vice President within the newly formed organization while adding the International Division to his responsibilities. Mr. Steen remained Head of Shipping, Offshore and Oil services and the International Division until 2011. Since leaving Nordea, Mr. Steen has become a non-executive director for the following listed companies in the finance, shipping and logistics sectors: Golar LNG and Golar MLP, both part of the same group and where he also sits on the audit committee, Wilh Wilhelmsen and Belships.
Daniel R. Bradshaw, one of our directors, has served on our Board of Directors since 2004, and is a member of our Audit and Risk Committee and the chairman of our Corporate Governance and Nomination Committee. Since 2014, Mr. Bradshaw has served as an independent director of GasLog Partners LP (NYSE: GLOP), a Marshall Islands limited partnership. Since 2013, Mr. Bradshaw has been a Director of Greenship Offshore Manager Pte Ltd. and since 2010, he has served as an independent non-executive Director of IRC Limited, a company listed in Hong Kong, which operates iron mines in far eastern Russia, and is affiliate of Petropavlovsk PLC, a London-listed mining and exploration company. Since 2006, Mr. Bradshaw has been a Director and since 2016, an Independent Non-executive Director, of Pacific Basin Shipping Company Limited, a company listed in Hong Kong and operating in the Handysize bulk carrier sector. Since 1978, Mr. Bradshaw has worked at Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003 as a partner and since 2003 as a senior consultant. From 2003 until 2008, Mr. Bradshaw was a member of the Hong Kong Maritime Industry Council. From 1993 to 2001, he served as Vice-Chairman of the Hong Kong Shipowners' Association and was a member of the Hong Kong Port and Maritime Board until 2003. Mr. Bradshaw began his career with the New Zealand law firm Bell Gully and in 1974, joined the international law firm Sinclair Roche & Temperley in London. Mr. Bradshaw obtained a Bachelor of Laws and a Master of Laws degree at the Victoria University of Wellington (New Zealand).

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
Alice Wingfield Digby, one of our directors, has served on our Board of Directors since May 2012, and is the Chairman of our Health, Safety, Security and Environmental Committee, and a member of our Audit and Risk Committee. Mrs. Wingfield Digby currently works at Pritchard-Gordon Tankers Ltd., where she started as Chartering Manager in 1999. Since 1995, she has served as a member of the Board of Directors of Giles W. Pritchard-Gordon & Co., Pritchard-Gordon Tankers Ltd. and Giles W. Pritchard-Gordon (Shipowning) Ltd., and since 2005 as a member of the board of Giles W. Pritchard-Gordon (Farming) Ltd. and Giles W. Pritchard-Gordon (Australia) Pty Ltd. Mrs. Wingfield Digby has been a member of the Baltic Exchange since 2002. In the late nineties, Mrs. Wingfield Digby joined the chartering department of Mobil before the merger with Exxon in 1999. From 1995 to 1996, she trained with Campbell Maritime Limited, a ship management company in South Shields, and subsequently at British Marine Mutual P & I Club, SBJ Insurance Brokers and J. Hadjipateras in London after returning from working at sea as a deckhand on board a tanker trading around the Eastern Caribbean. In 1996, Mrs. Wingfield Digby was awarded the Shell International Trading and Shipping Award in tanker chartering from the Institute of Chartered Shipbrokers.
Alexandros Drouliscos, one of our directors, has served on our Board of Directors since May 2013, and is a member of our Remuneration Committee. Since 1999, he has held the position of Managing Director at a family-owned European bank, Union Bancaire Privée. From 1986 to 1992, Mr. Drouliscos held the position of Vice President at Chase Manhattan Bank NA, working as a credit officer and then as an investment officer, and subsequently, from 1992 to 1997, as a Senior Vice President at Merrill Lynch. He graduated from the American University in Athens with a Bachelor's degree in Business Administration in 1982 and then continued his postgraduate studies at Heriott Watt University in Edinburgh, with a M.Sc. in International Banking.
Anne-Hélène Monsellato, one of our directors, has served on the Board of Directors since May 2015, and is the Chairman of the Audit and Risk Committee and a member of the Corporate Governance and Nomination Committee. Anne-Hélène Monsellato is a member of the French National Association of Directors and of the Selection Committee of Femmes Business Angels since 2013. In addition, she serves as the Treasurer of the Mona Bismarck American Center for Art and Culture, a U.S. foundation based in New York. From 2005 till 2013 Mrs. Monsellato served as a partner of Ernst & Young (now EY), Paris, after having served as Auditor/Senior, Manager and Senior Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in cross border listing transactions, in particular with the U.S. She is a Certified Public Accountant in France since 2008, and graduated from EM Lyon in 1990 with a degree in Business Management.
John Michael Radziwill, one of our directors, has served on our Board of Directors since 2013, and is a member of our Health, Safety, Security and Environmental Committee. Mr. John Michael Radziwill is also the Chief Executive Officer of C Transport Maritime S.A.M. in Monaco (since 2010), prior to which he served in its commercial department as a Capesize freight trader from 2005 to 2006 and as the head of the sale and purchase division from 2006 through 2010. From 2004 to 2005, Mr. John Michael Radziwill worked at H. Clarkson & Co. Ltd and Seascope Insurance Services Ltd. both in London, England. In 2003, he joined Ceres Hellenic's Insurance and Claims Department in Piraeus, Greece. Mr. John Michael Radziwill also serves as an advisor of SCP Clover Maritime, a company that manages assets and investments for Mr. John Radziwill, his father, and specifically for JM Maritime Investments Inc. and Bretta Tanker Holdings, Inc., Mr. John Michael Radziwill is the first cousin of Mr. Livanos, the representative of our former corporate directors, TankLog and Ceres Investments (Cyprus), and former Chairman of our Board of Directors. In addition, he is a member of the American Bureau of Shipping and the Baltic Exchange. Mr. Radziwill graduated from Brown University in 2002 with a BA in Economics, after which he served as Administrative Officer at Ceres Hellenic Enterprise's New Building Site Office in Koje, South Korea.
Ludovic Saverys, one of our directors, has served on the Board of Directors since 13 May 2015 and is member of the Remuneration Committee and a member of the Health, Safety, Security and Environmental Committee. Ludovic Saverys currently serves as Chief Financial Officer of CMB NV and as General Manager of Saverco NV. During the time he lived in New York, Mr. Saverys served as Chief Financial Officer of MiNeeds Inc. from 2011 till 2013 and as Chief Executive Officer of SURFACExchange LLC from 2009 till 2013. He started his career as Managing Director of European Petroleum Exchange (EPX) in 2008. From 2001 till 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M. Sc. degrees in International Business and Finance.

William Thomson, one of our directors, has served on our Board of Directors since 2011, and is the Chairman of our Remuneration Committee and a member of our Audit and Risk Committee. Currently and since 2005, Mr. Thomson holds a directors' mandate in Latsco, established to operate under the British Tonnage Tax Regime, operating Very Large Gas Carriers (VLGC), long-range and medium-range vessels. From 1980 to 2008, Mr. Thomson has been Chairman in several maritime and other companies including Forth Ports Plc, British Ports Federation and Relayfast, and the North of England P&I club. Mr. Thomson previously served as a Director of Trinity Lighthouse Service, Tibbett and Britten and Caledonian McBrayne. From 1970 to 1986, he was a Director with Ben Line, for which he worked in, amongst others, Japan, Indonesia, Taiwan and Edinburgh. In 1985, he established Edinburgh Tankers and five years later, Forth and Celtic Tankers. After serving with the army for three years, Mr. Thomson began his professional career with Killick Martin Shipbrokers in London.
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
The compensation of our Board of Directors is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies. The aggregate annual compensation paid to our executive officers, excluding our Chief Executive Officer, for the year ended December 31, 2015 was EUR 2,935,526, comprised of EUR 1,083,097 of fixed compensation, EUR 1,760,000 of variable compensation (of which EUR 1,382,000 in cash and EUR 378,000 in share related compensation), pension and benefits valued at EUR 35,025 and EUR 57,404 in other compensation. The annual aggregate compensation paid to our Chief Executive Officer was GBP 1,072,507, comprised of GBP 393,728 of fixed compensation, GBP 668,000 of variable compensation (of which GBP 530,000 in cash and GBP 138,000 in share related compensation) and GBP 10,779 in other compensation. We also paid an aggregate of $911,250 to our non-executive directors during the year ended December 31, 2015, with an additional aggregate meeting attendance fee of $680,000. Our Chairman of the Board is entitled to receive a gross fixed amount of EUR 160,000 per year, and each member of the board is entitled to receive a gross fixed amount of EUR 60,000 per year. In addition, our Chairman and each director are entitled to receive an attendance fee of EUR 10,000 per board meeting attended, not to exceed EUR 40,000 per year. The Chairman of our audit and risk committee is entitled to receive a gross fixed amount of EUR 40,000, and each member of the audit and risk committee is entitled to receive a gross fixed amount of EUR 20,000 per year. In addition, the Chairman of our audit and risk committee and members of the audit and risk committee are entitled to receive an attendance fee of EUR 5,000 per audit and risk committee meeting attended, not to exceed EUR 20,000 per year. Our Chairmen of all of our other committees are entitled to receive a gross fixed amount of EUR 7,500 per year, and the members of all of our other committees are entitled to receive a gross fixed amount of EUR 5,000. In addition, our Chairmen and members of these other committees will also be entitled to receive an attendance fee of EUR 5,000 for each committee meeting attended, with a maximum of EUR 20,000 per year for each committee served.
Our Chief Executive Officer, who is also a director, has waived his director's fees.
C.	Board Practices
Our Board of Directors currently consists of ten members, six of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE: Mr. Steen, Mrs. Monsellato, Mrs. Wingfield Digby, Mr. Bradshaw, Mr. Thomson and Mr. Drouliscos.
Our Board of Directors has established the following committees, and may, in the future, establish such other committees as it determines from time to time:
Audit and Risk Committee
Our Audit and Risk Committee consists of four independent Directors: Mrs. Monsellato, as Chairman, Mr. Thomson, Mr. Bradshaw and Mrs. Wingfield Digby. Our Audit and Risk Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit and Risk Committee advises the Board of Directors in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Board of Directors has determined that Mrs. Monsellato qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.
Corporate Governance and Nomination Committee
Our Corporate Governance and Nomination Committee consists of three members: Mr. Bradshaw, as Chairman, Mrs. Monsellato and Mr. Criel. Our Corporate Governance and Nomination Committee is responsible for evaluating and making recommendations regarding the size, composition and independence of the Board of Directors and the Executive Committee, including the recommendation of new Director-nominees.
Remuneration Committee
Our Remuneration Committee consists of three members: Mr. Thomson, as Chairman, Mr. Drouliscos, and Mr. Saverys. Our remuneration committee is responsible for assisting and advising the Board of Directors on determining compensation for our directors, executive officers and other employees and administering our compensation programs.

Health, Safety, Security and Environmental Committee.
Our Health, Safety, Security and Environmental, or HSSE, Committee consists of three members: Mrs. Wingfield Digby, as Chairman, Mr. Saverys, and Mr. Radziwill. Our HSSE Committee is responsible for overseeing our policies related to the health, safety, security and environmental procedures with respect to our operations, and to assess our internal systems for ensuring compliance with related laws, regulations and policies.
D.	Employees
As of December 31, 2015, we employed approximately 2,850 people, including approximately 150 onshore employees based in our offices in Greece, Belgium, United Kingdom, France and Singapore and approximately 2,700 seagoing officers and crew. Some of our employees are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as satisfactory. As of the date of this annual report, there are no ongoing negotiations or outstanding issues.
E.	Share ownership
The ordinary shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."
Equity Incentive Plans
Stock Option Plan
Our Board of Directors has adopted a stock option plan, pursuant to which directors, officers, and certain employees of us and our subsidiaries were eligible to receive options to purchase ordinary shares of us at a predetermined price.  On December 16, 2013, we granted options to purchase an aggregate of 1,750,000 ordinary shares to members of our Executive Committee at an exercise price of €5.7705 per share.  The following table provides a summary of the number of options that were granted pursuant to this plan, together with the amount of options that have vested and have been exercised.
	Options Granted	Options Vested	Options Exercised
CEO	525,000	525,000	350,000
CFO	525,000	525,000	350,000
COO	350,000	350,000	350,000
General Counsel	350,000	350,000	350,000

2015 Long-Term Incentive Plan
In 2015, our Board of Directors adopted a long-term incentive plan, pursuant to which key management personnel are eligible to receive options to purchase ordinary shares of us at a predetermined price and restricted stock units (RSUs) that represent the right to receive ordinary shares or payment of cash in lieu thereof, in accordance with the terms of the plan.  On February 12, 2015, we granted options to purchase an aggregate of 236,590 ordinary shares at €10.0475 per share, subject to customary vesting provisions, and 65,433 RSUs which are scheduled to vest automatically on the third anniversary of the grant. The following tables provide a summary of the number of options and RSUs that were granted pursuant to this plan, together with the amount of options that have vested and have been exercised.
	Options Granted	Options Vested	Options Exercised
CEO	80,518	26,839	-
CFO	58,716	19,572	-
COO	54,614	18,205	-
General Counsel	42,742	14,247	-

RSUs granted
CEO	22,268
CFO	16,239
COO	15,105
General Counsel	11,821

2016 Long-Term Incentive Plan
In December 2015, our Board of Directors adopted a long-term incentive plan, or the 2016 Long-Term Incentive Plan, pursuant to which members of the Executive Committee are eligible to receive phantom stock unit grants. In the future, other senior employees may receive grants under the 2016 Long-Term Incentive plan by the Board of Directors upon the recommendation of our Remuneration Committee. Upon the vesting of each phantom stock unit and subject to the terms of the 2016 Long-Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 2, 2016, we granted 54,616 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €10.6134 which equals the weighted average of the share price of the three days preceding the grant date. The following tables provide a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested.
	Phantom Stock Units Granted	Phantom Stock Units Vested
CEO	17,116	-
CFO	20,728	-
COO	8,009	-
General Counsel	8,762	-

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.	Major shareholders.
The following table sets forth information regarding beneficial ownership of our ordinary shares for (i) owners of more than five percent of our ordinary shares and (ii) our directors and officers as a group, of which we are aware as of March 24, 2016.

Number	Percentage(1)
Marc Saverys (2)	17,026,896	10.7%
Victrix NV (3)	9,245,393	5.8%
Directors and Executive Officers as a Group *	-	-
____________________
*	Individually each owning less than 1.0% of our outstanding ordinary shares.
(1)	Calculated based on 159,208,949 ordinary shares outstanding as of March 24, 2016.
(2)	Including shares held directly or indirectly by or for the benefit of Mr. Marc Saverys. The business address of Mr. Marc Saverys is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The information is derived from Schedule 13G filed with the SEC on February 11, 2016.
(3)	Including shares held directly or indirectly by or for the benefit of Ms. Virginie Saverys, who has voting or dispositive power over the shares held by Victrix NV. The business address of Victrix NV is Le Grellelei 20, 2000 Antwerpen, Belgium. The information is derived from Schedule 13G filed with the SEC on February 9, 2016.
On March 24, 2016, our issued share capital amounted to $173,046,122.14 divided into 159,208,949 ordinary shares with no par value. On the same date, 52,971,172 of our shares, representing approximately 33.3% of our share capital, were reflected on the U.S. Register, in the names of two shareholders, which includes 50,451,472 shares held by CEDE & CO., as nominee holder for The Depository Trust Company.
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

As a result of certain prepaid forward sale transactions involving an aggregate of 6,000,000 of our ordinary shares entered into in August 2015 as well as a sales transaction involving an aggregate of 9,000,000 of our ordinary shares entered into in November 2015, and subject to the terms and conditions of the prepaid forward sale transactions as summarized in the transparency notification received by us on August 5, 2015, at the date of this annual report the voting rights in the Company held directly or indirectly by Mr. Peter Livanos, the representative of our former corporate directors, TankLog and Ceres Investments (Cyprus), and former Chairman of our Board of Directors,  no longer exceed five percent.
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
During the year ended December 31, 2015, Euronav paid CMB a total of $0 (2014: $17,745) for stationery provided by CMB.
Mr. Marc Saverys, the former Vice Chairman of our Board of Directors, currently controls Saverco, a company that is currently CMB's majority shareholder, and may be deemed to beneficially own 10.7% of our outstanding ordinary shares.  Mr. Marc Saverys is the father of one of our directors, Mr. Ludovic Saverys.
From time to time, Saverco renders travel services to us on a transactional basis.  During the year ended December 31, 2015, 2014, and 2013, we paid Saverco $0, $15,828, and $25,533, respectively, for these services.
Registration Rights Agreement
On January 28, 2015, we entered into a registration rights agreement with companies affiliated with our former Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our former Vice Chairman and current major shareholder, Marc Saverys, or the Saverco Shareholders.
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
Chartering with Joint Venture Entities
Cap Isabella
On March 15, 2013, we sold the newbuilding Suezmax Cap Isabella to Belle Shipholdings Ltd., a related party, pursuant to a sale and leaseback agreement for a net selling price of $52.9 million, which was used to pay the final shipyard installment due at delivery of $55.2 million. The stock of Belle Shipholdings Ltd. is held for the benefit of immediate family members of Peter Livanos, who at the time of this transaction was the representative of our former corporate director, TankLog. Mr. Livanos notified our Board of Directors which met on March 14, 2013, that pursuant to the provisions of the Belgian Code of Companies relating to the existence of conflicts of interest, he had a direct or indirect patrimonial interest that conflicts with the interests of the Company in respect of this sale and therefore, did not participate in the deliberation or the vote that authorized us to sell the Cap Isabella on the basis of current market values. The bareboat charter was terminated on October 8, 2014 upon delivery of the vessel to its new owner.

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
Eugenie, Devon, Capt. Michael, Maria
The Eugenie, Devon, Capt. Michael, Maria are owned, respectively, by Fiorano Shipholding Ltd., Larvotto Shipholding Ltd., Fontvieille Shipholding Ltd. and Moneghetti Shipholding Ltd., our 50%-owned joint ventures which we own with Bretta. John Michael Radziwill, one of our directors, is the son of John Radziwill who owns Bretta. John Michael Radziwill is not a shareholder or director of Bretta nor is he employed by Bretta.
John Michael Radziwill, one of our directors, serves as an advisor of SCP Clover Maritime, a company that manages assets and investments of Mr. John Radziwill, his father, and specifically for Bretta Tanker Holdings, Inc., the joint venture partner of Euronav in the four joint ventures formed for the purpose of ordering and owning four Suezmax tankers through the following holding companies: Fiorano Shipholding Limited, Fontveille Shipholding Limited, Larvotto Shipholding Limited and Moneghetti Shipholding Limited.
A majority of our Suezmaxes operating in the spot market participate in an internal Revenue Sharing Agreement, or RSA, together with the above four Suezmaxes owned in joint venture. Under the RSA, each vessel owner is responsible for its own costs, including voyage-related expenses, but will share in the net revenues, after the deduction of voyage-related expenses, retroactively on a semi-annual basis. Calculation of allocations and contributions under the RSA are based on a pool points system and are paid after the deduction of the pool fee to Euronav NV, as pool manager, from the gross pool income. If this RSA had not been in place, our  profit for the year ended December 31, 2015 would have been impacted with  $(0.9) million  (2014: $1.2 million).
Loans to Our Joint Venture Entities
Fontvieille Shareholder Loan
On April 24, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Fontvieille Shipholding Limited, one of our 50%-owned joint ventures that we own with Bretta Tanker Holdings Ltd., or Bretta Tanker Holdings. The proceeds of this loan were used to partially finance the acquisition of Eugenie and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2015, 2014, 2013, and 2012 were $29.0 million, $29.0 million, $26.2 million and $23.9 million, respectively. As of December 31, 2015 and December 31, 2014, the outstanding balances on this loan were $23.5 million and $27.8 million, respectively.
Moneghetti Shareholder Loan
On April 24, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Moneghetti Shipholding Limited, one of our 50%-owned joint ventures that we own with Bretta Tanker Holdings. The proceeds of this loan were used to partially finance the acquisition of Devon and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2015, 2014, 2013 and 2012 were $20.1 million, $21.6 million, $20.2 million and $19.2 million, respectively. As of December 31, 2015 and December 31, 2014, the outstanding balances on this loan were $17.9 million and $19.6 million, respectively.
Larvotto Shareholder Loan
On May 16, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Larvotto Shipholding Limited, one of our 50%-owned joint ventures that we own with Bretta. The proceeds of this loan were used to partially finance the acquisition of Maria and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2015, 2014, 2013 and 2012 were $30.2 million,  $26.0 million, $23.5 million and $22.4 million, respectively. As of December 31, 2015 and December 31, 2014, the outstanding balances on this loan were $26.1 million and $24.2 million, respectively.
Fiorano Shareholder Loan
On August 28, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Fiorano Shipholding Limited, one of our 50%-owned joint ventures that we own with Bretta. The proceeds of this loan were used to partially finance the acquisition of Capt. Michael and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2015, 2014, 2013 and 2012 were $31.4 million, $27.5 million, $26.0 million and $24.2 million, respectively. As of December 31, 2015 and December 31, 2014, the outstanding balances on this loan were $28.1 million and $26.4 million, respectively.

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
Properties
We lease office space in Belgium pursuant to a lease agreement with Reslea N.V., an entity controlled by Saverco, one of our majority shareholders, which we believe is on arms' length terms. Under this lease, we paid an annual rent of $207,738 for the year ended December 31, 2014 and an annual rent of $178,104 for the year ended December 31, 2015. This lease expires on August 31, 2021.
We lease office space, through our subsidiary Euronav Ship Management Hellas, in Piraeus, Greece, pursuant to a lease agreement with Nea Dimitra Ktimatiki Kai Emporiki S.A., an entity controlled by Ceres Shipping, which we believe is on arms'-length terms. Mr. Livanos, the representative of our former corporate directors, TankLog and Ceres Investments (Cyprus), and the former Chairman of our Board of Directors, is the Chairman and sole shareholder of Ceres Shipping. Under this lease, we paid an annual rent of $198,822 for the year ended December 31, 2014 and an annual rent of $184,791 for the year ended December 31, 2015. This lease expires on December 31, 2017.
We sublease office space in our new London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to sublease agreements, dated September 25, 2014, with GasLog Services UK Limited and Unisea Maritime Limited, both parties related to Peter Livanos, the representative of our former corporate directors, TankLog and Ceres Investments (Cyprus), and the former Chairman of our Board of Directors,  which we believe is on arms'-length terms. In 2014, under these subleases, we received rent of $169,052 and in 2015, under these subleases, we received $495.507. These subleases expire on April 27, 2023.
We also sublease office space in our new London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a wholly-owned subsidiary of Tankers International LLC, of which we own 40% of the outstanding interests, which we believe is on arms'-length terms. In 2014, under this sublease, we received rent of $88,738, and in $260,108. This sublease expires on April 27, 2023.
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
On April 1, 2015, we announced the adoption of our new "return to shareholders" policy, pursuant to which we intend to distribute to our shareholders 80% of our annual net consolidated profit (excluding exceptional items such as gains on the disposal of vessels), subject to the discretion of our Board of Directors, the terms of our loan agreements, and provisions of Belgian law, discussed below. Notwithstanding the adoption of this policy, our Board of Directors' primary obligation remains to act in the best interest of the Company and in doing so our Board of Directors will always consider alternatives for use of cash that might otherwise be distributed as dividends. This may include the purchase by us of our own shares, the accelerated amortisation of debt or the acquisition of vessels which we consider at that time to be accretive to shareholders' value.
Dividends, if any, will be paid in two instalments: first as an interim dividend, then as a balance payment corresponding to the final dividend. The interim dividend payout ratio may typically be more conservative than the yearly payout of at least 80% of net consolidated profit. At our annual shareholders' meeting held on May 13, 2015, our shareholders approved the distribution of a gross dividend in the amount of $0.25 per share to all shareholders, which was paid in May 2015. In addition, on the occasion of the announcement of our half year results in August 2015, our Board of Directors declared an interim dividend in the amount of $0.62 per share, which was paid in September 2015.

Pursuant to the dividend policy set out above, our Board of Directors will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We may stop paying dividends at any time and cannot assure you that we will pay any dividends in the future or of the amount of such dividends. For instance, we did not declare or pay any dividends from 2010 until 2014.
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
Our share capital consists of ordinary shares issued without par value.  Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of March 24, 2016, our issued (and fully paid up) share capital was $173,046,122.14, which is represented by 159,208,949 ordinary shares with no par value.  The nominal value of our ordinary shares is $1.086912 per share.
Our ordinary shares have traded on Euronext Brussels, since December 1, 2004 and on the NYSE since January 23, 2015, under the symbol "EURN."  We maintain the Belgian Register and, for the purposes of trading our shares on the NYSE, the U.S. Register.
All shares on Euronext Brussels trade in euros, and all shares on the NYSE trade in U.S. dollars.  The following tables set forth the high and low closing prices for our ordinary shares for the periods indicated, as reported by the NYSE and Euronext Brussels, respectively.
	NYSE				Euronext Brussels
	High (US$)		(US$) Low		High (EUR)	Low (EUR)
For the Fiscal Year Ended:
December 31, 2011	-		-		13.12	2.95
December 31, 2012	-		-		7.25	3.74
December 31, 2013	-		-		8	3.05
December 31, 2014	-		-		10.50	7.35
December 31, 2015	16.32	*	10.95	*	15.10	9.60

	NYSE				Euronext Brussels
	High (US$)		(US$) Low		High (EUR)	Low (EUR)
For the Quarter Year Ended:
March 31, 2014	-		-		10.50	8.23
June 30, 2014	-		-		9.39	7.86
September 30, 2014	-		-		9.94	8.21
December 31, 2014	-		-		10.45	7.35
March 31, 2015	12.54	*	10.95	*	11.61	9.60
June 30, 2015	15.44		12.61		13.67	11.57
September 30, 2015	16.32		12.14		15.10	10.89
December 31, 2015	16.02		12.65		14.22	11.45

	NYSE		Euronext Brussels
	High (US$)	(US$) Low	High (EUR)	Low (EUR)
For the Month:
September 2015	14.86	13.12	13.28	11.65
October 2015	16.02	14.49	14.22	12.79
November 2015	15.06	12.88	13.68	12.10
December 2015	13.85	12.65	12.84	11.45
January 2016	13.44	10.09	12.44	9.06
February 2016	12.27	9.54	10.92	8.88
March 2016 (through and including March 24, 2016)	10.83	9.72	9.66	8.67

*	Period for the NYSE begins on January 23, 2015.

B.	Plan of Distribution
Not applicable
C.	Markets.
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
Issued and Authorized Capitalization
As of March 24, 2016, our issued (and fully paid up) share capital was $173,046,122.14 which is represented by 159,208,949 ordinary shares with no par value. The shareholders' meeting of May 13, 2015 has authorized the Board of Directors to increase the share capital one or several times by a total maximum amount of $150,000,000 for a period of five years as of June 19, 2015. Taking into account the fractional value of $1.086912 per share, the authorized capital of $150,000,000 allows the Board to issue additionally up to 138,005,652 ordinary shares without future shareholder approval. As of March 24, 2016 and taking into account that no ordinary shares have been issued since the shareholders' meeting of May 13, 2015, our Board of Directors is authorized to issue up to an additional 138,005,652 ordinary shares without future shareholder approval.
Share History
On January 10, 2014, we received gross proceeds of $50.0 million upon the issuance of 5,473,571 of our existing ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the 2014 Fleet Acquisition Vessels.

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
On February 24, 2014, we received gross proceeds of $300.0 million upon the issuance of 32,841,528 of our existing ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the 2014 Fleet Acquisition Vessels.
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
Share Register
We maintain a share register in Belgium, the Belgian Register, maintained by Euroclear Belgium, on which our Belgian Shares are reflected.  Our U.S. Shares are reflected in our U.S. Register that is maintained by Computershare.
The U.S. Shares have CUSIP B38564 108.  Only these shares, which are reflected in the U.S. Register, may be traded on the NYSE.
The Belgian Shares have ISIN BE0003816338.  Only these shares, which are reflected in the Belgian Register, may be traded on Euronext Brussels.
For Belgian Shares, including shares that were either acquired on Euronext Brussels or prior to our initial public offering, to be traded on the NYSE and for U.S. Shares to be traded on Euronext Brussels, shareholders must reposition their shares to the appropriate component of our share register (the U.S. Register for listing and trading on the NYSE and the Belgian Register for listing and trading on Euronext Belgium).  As part of the repositioning procedure, the shares to be repositioned would be debited from the Belgian Register or the U.S. Register, as applicable, and cancelled from the holder's securities account, and simultaneously credited to the relevant register (the Belgian Register for shares to be eligible for listing and trading on Euronext Brussels and the U.S. Register for shares to be eligible for listing and trading on the NYSE) and deposited in the holder's securities account. The repositioning procedure is normally completed within three trading days, but may take longer and the Company cannot guarantee the timing.  The Company may suspend the repositioning of shares for periods of time, which we refer to as "freeze periods" for certain corporate events, including the payment of dividends or shareholder meetings. In such cases, the Company plans to inform its shareholders about such freeze periods on its website.

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
Directors
Our Articles of Association provide that our Board of Directors shall consist of at least five members. Our Board of Directors currently consists of ten members. The Articles of Association provide that the members of the Board of Directors remain in office for a period not exceeding four years and are eligible for re-election. The term of a director comes to an end immediately after the annual shareholders' meeting of the last year of his term. Directors can be dismissed at any time by the vote of a majority of our shareholders.
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
For example, a shareholder's voting rights can be suspended with respect to ordinary shares that give such shareholder the right to voting rights above 5% (or a multiple of 5%) of the total number of voting rights attached to our ordinary shares on the date of the relevant general shareholder's meeting, unless we and the Belgian Financial Services and Markets Authority have been informed at least 20 days prior to the date of the relevant general shareholder's meeting in which the holder wishes to vote. In addition, our board of directors is authorized in our Articles of Association to (i) increase the Company's capital within the framework of the authorized capital with a maximum amount of $150,000,000 and (ii) buy back and sell the Company's own shares. These authorizations may be used by the board of directors in the event of a hostile takeover bid.

Transfer agent
The registrar and transfer agent for our ordinary shares in the United States is Computershare Trust Company N.A. Our Belgian Register is maintained by Euroclear Belgium.
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
Exemption of Operating Income from U.S. Federal Income Taxation
Under the U.S.-Belgium income tax treaty (the "Belgian Treaty"), we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. We believe that we satisfy the requirements for exemption under the Belgian Treaty for our 2015 year and possibly for our future taxable years. Alternatively, beginning with our 2015 taxable year, we may qualify for exemption under Section 883, as discussed below.
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
We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2015 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Stockholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.
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

In general, a Belgian withholding tax of (currently) 27% is levied on dividends. In the case of a redemption of shares, the redemption price (after deduction of the part of the paid-up fiscal capital represented by the shares redeemed) will be treated as dividend that is subject to a Belgian withholding tax of 27% unless this redemption is carried out on a stock exchange and meets certain conditions. In the event of liquidation of the Company, a withholding tax of 27% will be levied on any distributed amount exceeding the paid-up fiscal capital.
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
Belgian resident individuals who hold ordinary shares offered in the initial public offering as a private investment do not have to declare the dividend income in their personal income tax return since 27% Belgian withholding tax has been withheld which is the final tax due. If the dividend income would be declared in the personal income tax return, it will be taxed at 27% or, if lower, at the progressive personal income tax rates applicable to the taxpayer's overall declared income.
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
Belgian resident companies can generally deduct up to 95% of the gross dividend received from the taxable income ("dividend received deduction"), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds shares representing at least 10% of the share capital of the company or a participation in the company with an acquisition value of at least EUR 2,500,000; (2) the shares have been held or will be held in full legal ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in article 203 of the Belgian Income Tax Code ("ITC") are met (together the "Conditions for the application of the dividend received deduction regime").
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
For non-resident companies whose shares are invested in a fixed base in Belgium or Belgian establishment the dividend received deduction will apply on the same conditions as for Belgian resident companies.
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
Dividends paid or attributable to non-resident companies will under certain conditions be subject to a reduced 1.6995% withholding tax (5% of 33.99%), provided that the non-resident companies (i) are either established in a Member State of the EEA or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause; and (ii) have a legal form as listed in Annex I, Part A to Council Directive 2011/96/EU of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by the Council Directive of 8 July 2014 (2014/86/EU), or a legal form similar to the legal forms listed in the aforementioned annex and which is governed by the laws of another Member State of the EEA or a similar legal form in a country with which Belgium has concluded a double tax treaty; and (iii) hold a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of the Company's share capital but with an acquisition value of at least EUR 2,500,000; and (iv) have held this share participation in full legal ownership during an uninterrupted period of at least one year.
The reduced 1.6995% withholding tax is only applied to the extent that the Belgian withholding tax cannot be credited nor reimbursed at the level of the qualifying, dividend receiving company. The non-resident company must provide the Company or its paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions. The reduced 1.6995% withholding tax is applicable on dividends paid or made attributable to non-resident companies after 28 December 2015.
Prospective holders are encouraged to consult their own tax advisers to determine whether they qualify for an exemption or a reduction of the withholding tax rate upon payment of dividends and, if so, the procedural requirements for obtaining such an exemption or a reduction upon the payment of dividends or making claims for reimbursement.
Capital gains and losses
Belgian resident individuals acquiring the shares as a private investment should in general not be subject to Belgian capital gains tax on the disposal of the shares and capital losses are not tax deductible.
However, as of 1 January 2016, a new tax on capital gains entered into effect, referred to as the Speculation Tax.  The Speculation Tax introduces a withholding tax of 33% on the capital gains realized by Belgian resident individuals on listed shares acquired for consideration after 1 January 2016 and disposed within 6 months following the acquisition, outside the exercise of a professional activity. The Speculation Tax also applies on short sales as defined under article 2, 1st ind., b of EU Regulation n° 236/2012 dd. 14 March 2012. The speculation tax also applies on the capital gains on shares acquired by way of (direct or indirect) gift and disposed of  for consideration within 6 months after the date of the acquisition/gift of the shares.

The Speculation Tax is applicable on shares (as well as other qualifying financial instruments) listed on a Belgian or foreign-regulated market (pursuant Art. 2, 1st ind., 3° of the Law of 2 August 2002), or a multilateral trading facility (pursuant Art. 2, 1st ind., 4° of the Law of 2 August 2002) (provided there is at least one daily transaction and a central order book), or a trading platform situated in a third country fulfilling a similar function. The Speculation Tax could therefore apply to capital gains on shares in the Company.
Certain capital gains are however excluded from the Speculation Tax such as the capital gains realized on shares where the acquisition has triggered a taxable professional income in the hands of the beneficiary, according to the Belgian ITC or similar foreign law provisions. Capital gains realized following the transfer of listed shares where the transfer took place solely on the issuer's initiative and where no choice was presented to the taxpayer (mandatory corporate actions such as mergers, demergers and squeeze outs) are also excluded from the Speculation Tax.
The taxable base of the speculation tax is equal to the difference between (i) the price received when disposing of the Shares (in whatever form), reduced with the levied Belgian tax on stock exchange transactions (see "Belgian Tax on Stock Exchange Transactions" below) borne by the taxpayer on the transfer, and (ii) the acquisition price paid by the taxpayer (or the donor in case of a gift) increased with the Belgian tax on stock exchange transactions borne by the taxpayer (or donor) upon the acquisition of the shares. If the acquisition price is unknown, the withholding tax is applied on the full price received for the shares (reduced with the Belgian tax on stock exchange transactions) and any excess Speculation Tax may be reclaimed through the personal income tax return.
If multiple acquisitions occur of shares with the same ISIN-code, by the same person, within 6 months before the disposal of these shares, the shares are to be regarded as acquired at the same time. The total selling price, reduced by the total acquisition price of said shares will then be subject to the Speculation Tax. The result of this reduction may however not be lower than 0.
For the calculation of the six month period the "Last In, First Out" method is used. This method implies that the last share that was acquired by the shareholder is also deemed to be the first share that is sold. The six month period is calculated per share with an identical ISIN-code. In case of short-selling the six month period is calculated by looking at the time elapsed between the date of the short sale and the date of the acquisition of the concerned shares.
The Speculation Tax is levied by the intermediary if that intermediary is based in Belgium and intervenes "in whatever way" in the disposal of the shares. The Speculation Tax is final. This entails that, if the Speculation Tax has been levied, the capital gains no longer have to be declared in the personal income tax return of the shareholder/taxpayer. Resident individuals who have a foreign custody account and who realize the capital gains without the intervention of a Belgian based intermediary have to declare the realized capital gains in their personal income tax return.
Capital losses incurred when disposing shares within 6 months after the date of acquisition are generally not tax deductible even if the capital gains on these shares would have been subject to the Speculation Tax.
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

Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the shares provided that (i) the conditions relating to the taxation of the underlying distributed income in the framework of the dividend received deduction, as described in article 203 of the Belgian ITC, are satisfied, and (ii) that the shares have been held in full legal ownership for an uninterrupted period of at least one year, except for companies which do not qualify as a small-and-medium sized company as any realized capital gain will be taxed at 0.412%.
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
Capital gains realized on the shares by a Belgian non-resident individual that has not acquired the shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment are generally not subject to taxation, unless in case the gain would be subject to the above described Speculation tax or unless the gain is deemed to be realized outside the scope of the normal management of the individual's private estate and the capital gain is obtained or received in Belgium. However, Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gain taxation on capital gains realized by residents of those countries. Capital losses are principally not tax deductible.
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
In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of October 27, 2006 relating to the control professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account, (v) non-residents acting for their own account (upon delivery of a certificate of non-residency in Belgium) or (vi) regulated real estate companies acting for their own account.
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
Certain of our subsidiaries that were formed in connection with our acquisition of the 2014 Fleet Acquisition Vessels are subject to the ordinary Belgian corporate income tax regime, however, which benefit from a tax investment allowance due to the acquisition. However, we have decided to apply for the Belgian tonnage tax regime for those subsidiaries and obtained approval for Euronav Shipping NV and Euronav Tankers NV effective January 1, 2016.
We cannot assure the Company will be able to continue to take advantage of these tax benefits in the future or that the Belgian Ministry of Finance will approve the Company's applications. Changes to the tax regimes applicable to the Company, or the interpretation thereof, may impact the future operating results of the Company.
Other Income Tax Considerations
In addition to the income tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.
Potential Application of Article 228, §3 Belgian ITC
Under a strict reading of Article 228, §3 of the Belgian ITC, capital gains realized on shares by non-residents could be subject to Belgian taxation, levied in the form of a professional withholding tax, if the following three conditions are cumulatively met: (i) the capital gain would have been taxable if the non-resident were a Belgian tax resident, (ii) the income is "borne by" a Belgian resident or by a Belgian establishment of a foreign entity (which would, in such a context, mean that the capital gain is realized upon a transfer of shares to a Belgian resident or to a Belgian establishment of a foreign entity, together a "Belgian Purchaser"), and (iii) Belgium has the right to tax such capital gain pursuant to the applicable double tax treaty, or, if no such tax treaty applies, the non-resident does not demonstrate that the capital gain is effectively taxed in its state of residence.
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
In addition to these uncertainties, the parliamentary documents of the law that introduced Article 228, §3 of the Belgian ITC support the view that the legislator did not intend for Article 228, §3 of the Belgian ITC to apply to a capital gain included in the purchase price of an asset, but only to payments for services.

On July 23, 2014, formal guidance on the interpretation of article 228, §3 of the Belgian ITC has been issued by the Belgian tax authorities (published in the Belgian Official Gazette on July 23, 2014). The Belgian tax authorities state therein that article 228, §3 of the Belgian ITC only covers payments for services, as a result of which no professional withholding tax should apply to capital gains realized by non-residents in the situations described above. It should, however, be noted that a formal guidance issued by the tax authorities does not supersede and cannot amend the law if the latter is found to be sufficiently clear in itself.
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
We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2015 by approximately $11.3 million ($8.5 million in 2014).
We are exposed to currency risk related to our operating expenses expressed in euros. In 2015, about 17% of the total operating expenses were incurred in euros (2014: 13.5%). Revenue and the financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2015 would have decreased our profit or loss by $9.6 million (2014: $9.1 million). A 10 percent weakening of the euro against the dollar at December 31, 2015 would have had the equal but opposite effect.
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
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity.  Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.  A significant part of our vessels are currently exposed to the spot market. Every increase (decrease) of $1,000 on a spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by $13.0 million in 2015 (2014: $9.9 million)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
(a)	Disclosure of controls and procedures.
We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
(b)	Management's annual report on internal control over financial reporting.
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2015 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2015 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
(c)	Attestation report of the registered public accounting firm.
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
In accordance with the rules of the NYSE, the exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as Audit and Risk Committee, whose members as of December 31, 2015 are Mrs. Monsellato, as Chairman, Mrs. Wingfield Digby, Mr. Thomson and Mr. Bradshaw, and Mrs. Monsellato has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards of the NYSE.
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
Our principal accountants for the years ended December 31, 2015 and 2014 were KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises Burg.  CVBA (KPMG). The following table sets forth the fees related to audit and other services provided by KPMG.
(in U.S. dollars)	December 31, 2015	December 31, 2014
Audit fees	653,484	492,496
Audit-related fees	150,607	1,509,927
Taxation fees	2,063	71,807
All other fees	-	-
Total	806,154	2,074,230

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
Tax fees in 2015 and 2014 were related to other services.

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
Independence of Directors.    The NYSE requires that a U.S. listed company maintain a majority of independent directors. Our Board of Directors currently consists of ten directors, six of which are considered "independent" according to NYSE's standards for independence. However, as permitted under Belgian law, our Board of Directors may in the future not consist of a majority of independent directors.
Compensation Committee and Nominating/Corporate Governance Committee.    The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors. As permitted under Belgian law, our Remuneration Committee and Corporate Governance and Nomination Committee does not currently, and may not in the future, consist entirely of independent directors. Nevertheless, in accordance with Belgian corporate law, our Remuneration Committee must at all times maintain a majority of independent directors (in accordance with Belgian independence standards).
Audit Committee.    The NYSE requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. Under Belgian law, our Audit and Risk Committee need not be comprised of three entirely independent directors, but it must at all times have at least one independent director (in accordance with Belgian independence standards). Although we are not required to do so under Rule 10A-3 under the Exchange Act, our Audit and Risk Committee is currently comprised of four independent directors.
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
Information about our corporate governance practices may also be found on our website, http://www.euronav.com, in the section "Investors" under "Legal & Corporate", item "Governance."
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See "Item 18. Financial Statements."
ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises Burg. CVBA (KPMG) thereon, are set forth on page F-2 and are filed as a part of this report.

ITEM 19.	EXHIBITS
Exhibit Number	Description

1.1	Coordinated Articles of Association

2.1	Form of Ordinary Share Certificate (1)

4.1	Registration Rights Agreement, dated January 28, 2015(2)

4.2	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.3	$750.0 Million Secured Loan Facility, dated June 22, 2011 (1)

4.4	$300.0 Million Secured Loan Facility, dated April 3, 2009 (1)

4.5	$65.0 Million Secured Loan Facility, dated December 23, 2011 (1)

4.6	$500.0 Million Senior Secured Credit Facility, dated March 25, 2014 (1)

4.7	$50.0 Million FSO Guarantee Facility, dated July 24, 2009 (1)

4.8	Supplemental Letter to $50.0 Million FSO Guarantee Facility, dated September 23, 2010 (1)

4.9	$500.0 Million Secured Loan Facility (TI Africa and TI Asia), dated October 3, 2008 (1)

4.10	$135.0 Million Secured Loan Facility (Fontveille and Moneghetti), dated April 23, 2008 (1)

4.11	First Supplemental Agreement Relating to the $135.0 Million Secured Loan Facility (Fontveille and Moneghetti), dated June 29, 2012 (1)

4.12	Second Supplemental Agreement Relating to the $135.0 Million Secured Loan Facility (Fontveille and Moneghetti), dated June 5, 2013 (1)

4.13	$76.0 Million Secured Loan Facility (Fiorano), dated October 23, 2008 (1)

4.14	$67.5 Million Secured Loan Facility (Larvotto), dated August 29, 2008 (1)

4.15	Framework Agreement in relation to the purchase of the 2014 Fleet Acquisition Vessels, dated January 3, 2014, by and among Maersk Tankers Singapore Pte. Ltd. and Euronav NV (1)

4.16
Addendum No. 1, to Framework Agreement in Relation to the purchase of the 2014 Fleet Acquisition Vessels, dated May 23, 2014, by and among Maersk Tankers Singapore Pte. Ltd, as sellers, and Euronav NV, as buyers (1)

4.17	Form of Memorandum of Agreement by and among Maersk Tankers Singapore Pte. Ltd., as seller, and Euronav NV, as buyer, in relation to the purchase of the 2014 Fleet Acquisition Vessels (1)

4.18	Framework Agreement in relation to the purchase of the VLCC Acquisition Vessels, dated July 7, 2014, by and among Maersk Tankers Singapore Pte. Ltd., and Euronav NV (1)

4.19	Form of Memorandum of Agreement by and among Maersk Tankers Singapore Pte. Ltd., as seller, and Euronav NV, as buyer, in relation so the purchase of the VLCC Acquisition Vessels (1)

4.20	$340.0 Million Senior Secured Credit Facility, dated October 13, 2014 (1)

4.21	Long Term Incentive Plan, dated February 12, 2015 (2)

4.22	$750.0 Senior Secured Credit Facility, dated August 19, 2015.

4.23	2016 Long Term Incentive Plan

8.1	List of Subsidiaries

11.1	Code of Conduct (2)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Drewry Shipping Consultants Ltd.

15.1	Consent of Energy Maritime Associates
_____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-198625 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURONAV NV

	By:	/s/ Hugo De Stoop
Name: Hugo De Stoop Title: Chief Financial Officer
Date: April 5, 2016

EURONAV NV

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Euronav NV:
We have audited the accompanying consolidated statements of financial position of Euronav NV and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for each of the years in the three‑year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euronav NV and subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises Burg. CVBA
/s/ Götwin Jackers Bedrijfsrevisor / Réviseur d'Entreprises
Kontich, BELGIUM
April 1, 2016

EURONAV NV
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
For the years ended December 31, 2015 and 2014
(in thousands of USD except per share amounts)
	December 31, 2015	December 31, 2014

ASSETS

Current assets
Trade and other receivables (Note 11)	219,080	194,733
Current tax assets	114	36
Cash and cash equivalents (Note 12)	131,663	254,086
Non-current assets held for sale (Note 3)	24,195	89,000

Total current assets	375,052	537,855

Non-current assets
Vessels (Note 8)	2,288,036	2,258,334
Assets under construction (Note 8)	93,890	-
Other tangible assets (Note 8)	1,048	1,226
Prepayments (Note 8)	2	16,601
Intangible assets	238	29
Receivables (Note 10)	259,908	258,447
Investments in equity-accounted investees (Note 25)	21,637	17,332
Deferred tax assets (Note 9)	935	6,536

Total non-current assets	2,665,694	2,558,505

TOTAL ASSETS	3,040,746	3,096,360

EQUITY and LIABILITIES

Current liabilities
Trade and other payables (Note 18)	79,078	125,555
Tax liabilities	1	1
Bank loans (Note 15)	100,022	146,303
Convertible and other Notes (Note 15)	-	23,124
Provisions	406	412

Total current liabilities	179,507	295,395

Non-current liabilities
Bank loans (Note 15)	952,426	1,088,026
Convertible and other Notes (Note 15)	-	231,373
Other payables (Note 16)	590	489
Deferred tax liabilities (Note 9)	-	-
Employee benefits (Note 17)	2,038	2,108
Amounts due to equity-accounted joint ventures (Note 25)	-	5,880
Provisions	436	381

Total non-current liabilities	955,490	1,328,257

Equity
Share capital	173,046	142,441
Share premium	1,215,227	941,770
Translation reserve	(50)	379
Hedging reserve (Note 19)	-	-
Treasury shares (Note 13)	(12,283)	(46,062)
Other equity interest (Note 13)	-	75,000
Retained earnings	529,809	359,180

Equity attributable to owners of the Company	1,905,749	1,472,708

TOTAL EQUITY and LIABILITIES	3,040,746	3,096,360

The accompanying notes on page F-8 to F-77 are an integral part of these consolidated financial statements.

EURONAV NV
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the years ended December 31, 2015, 2014 and 2013
(in thousands of USD except per share amounts)
	2015	2014	2013
	Jan. 1 - Dec 31, 2015	Jan. 1 - Dec 31, 2014	Jan.1 - Dec 31, 2013

Shipping revenue
Revenue (Note 4)	846,507	473,985	304,622
Gains on disposal of vessels/other tangible assets (Note 8)	13,302	13,122	8
Other operating income	7,426	11,411	11,520
Total shipping revenue	867,235	498,518	316,150

Operating expenses
Voyage expenses and commissions (Note 5)	(71,237)	(118,303)	(79,584)
Vessel operating expenses (Note 5)	(153,718)	(124,089)	(105,911)
Charter hire expenses (Note 5)	(25,849)	(35,664)	(21,031)
Losses on disposal of vessels/other tangible assets (Note 8)	(8,002)	-	(215)
Impairment on non-current assets held for sale (Note 3)	-	(7,416)	-
Depreciation tangible assets (Note 8)	(210,156)	(160,934)	(136,882)
Depreciation intangible assets	(50)	(20)	(76)
General and administrative expenses (Note 5)	(46,251)	(40,565)	(27,165)
Total operating expenses	(515,263)	(486,991)	(370,864)

RESULT FROM OPERATING ACTIVITIES	351,972	11,527	(54,714)

Finance income (Note 6)	3,312	2,617	1,993
Finance expenses (Note 6)	(50,942)	(95,970)	(54,637)
Net finance expenses	(47,630)	(93,353)	(52,644)

Share of profit (loss) of equity accounted investees (net of income tax) (Note 25)	51,592	30,286	17,853

PROFIT (LOSS) BEFORE INCOME TAX	355,934	(51,540)	(89,505)

Income tax benefit (expense) (Note 7)	(5,633)	5,743	(178)

PROFIT (LOSS) FOR THE PERIOD	350,301	(45,797)	(89,683)

Attributable to:
Owners of the company	350,301	(45,797)	(89,683)

Basic earnings per share (Note 14)	2.25	(0.39)	(1.79)
Diluted earnings per share (Note 14)	2.22	(0.39)	(1.79)

Weighted average number of shares (basic) (Note 14)	155,872,171	116,539,018	50,230,438
Weighted average number of shares (diluted) (Note 14)	157,529,562	116,539,018	50,230,438

The accompanying notes on page F-8 to F-77 are an integral part of these consolidated financial statements.

EURONAV NV
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended December 31, 2015, 2014 and 2013
(in thousands of USD except per share amounts)
	2015	2014	2013
	Jan. 1 - Dec 31, 2015	Jan. 1 - Dec 31, 2014	Jan.1 - Dec 31, 2013

Profit/(loss) for the period	350,301	(45,797)	(89,683)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset) (Note 17)	(44)	(393)	263

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	(429)	(567)	216
Cash flow hedges - effective portion of changes in fair value (Note 19)	-	1,291	5,430
Equity-accounted investees - share of other comprehensive income (Note 25)	1,610	2,106	3,077

Other comprehensive income, net of tax	1,136	2,437	8,986

Total comprehensive income for the period	351,437	(43,360)	(80,697)

Attributable to:
Owners of the company	351,437	(43,360)	(80,697)

The accompanying notes on page F-8 to F-77 are an integral part of these consolidated financial statements.

EURONAV NV
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended December 31, 2015, 2014 and 2013
(in thousands of USD except per share amounts)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2013	56,248	353,063	730	(6,721)	(46,062)	509,712	866,970	-	866,970

Profit (loss) for the period	-	-	-	-	-	(89,683)	(89,683)	-	(89,683)
Total other comprehensive income	-	-	216	5,430	-	3,340	8,986	-	8,986
Total comprehensive income	-	-	216	5,430	-	(86,343)	(80,697)	-	(80,697)

Transactions with owners of the company
Issue of ordinary shares and issue and conversion convertible Notes (Note 13)	2,689	12,511	-	-	-	(666)	14,534	-	14,534
Equity-settled share-based payment (Note 23)	-	-	-	-	-	183	183	-	183
Total transactions with owners	2,689	12,511	-	-	-	(483)	14,717	-	14,717

Balance at December 31, 2013	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Balance at January 1, 2014	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Profit (loss) for the period	-	-	-	-	-	(45,797)	(45,797)	-	(45,797)
Total other comprehensive income	-	-	(567)	1,291	-	1,713	2,437	-	2,437
Total comprehensive income	-	-	(567)	1,291	-	(44,084)	(43,360)	-	(43,360)

Transactions with owners of the company
Issue of ordinary shares (Note 13)	53,119	421,881	-	-	-	(12,694)	462,306	-	462,306
Issue and conversion convertible Notes (Note 13)	20,103	89,597	-	-	-	(7,422)	102,278	-	102,278
Issue and conversion perpetual convertible preferred equity (Note 13)	10,282	64,718	-	-	-	(3,500)	71,500	75,000	146,500
Equity-settled share-based payment (Note 23)	-	-	-	-	-	3,994	3,994	-	3,994
Total transactions with owners	83,504	576,196	-	-	-	(19,622)	640,078	75,000	715,078

Balance at December 31, 2014	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2015	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	-	-	-	-	-	350,301	350,301	-	350,301
Total other comprehensive income	-	-	(429)	-	-	1,565	1,136	-	1,136
Total comprehensive income	-	-	(429)	-	-	351,866	351,437	-	351,437

Transactions with owners of the company
Issue of ordinary shares (Note 13)	20,324	208,738	-	-	-	(19,357)	209,705	-	209,705
Conversion perpetual convertible preferred equity (Note 13)	10,281	64,719	-	-	-	-	75,000	(75,000)	-
Dividends to equity holders	-	-	-	-	-	(138,001)	(138,001)	-	(138,001)
Treasury shares (Note 13)	-	-	-	-	33,779	(25,516)	8,263	-	8,263
Equity-settled share-based payment (Note 23)	-	-	-	-	-	1,637	1,637	-	1,637
Total transactions with owners	30,605	273,457	-	-	33,779	(181,237)	156,604	(75,000)	81,604

Balance at December 31, 2015	173,046	1,215,227	(50)	-	(12,283)	529,809	1,905,749	-	1,905,749

The accompanying notes on page F-8 to F-77 are an integral part of these consolidated financial statements.

EURONAV NV
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2015, 2014 and 2013
(in thousands of USD except per share amounts)
	2015	2014	2013
	Jan. 1 - Dec 31, 2015	Jan. 1 - Dec 31, 2014	Jan.1 - Dec 31, 2013

Cash flows from operating activities
Profit (loss) for the period	350,301	(45,797)	(89,683)

Adjustments for:	208,305	217,410	172,095
Depreciation of tangible assets (Note )8	210,156	160,934	136,882
Depreciation of intangible assets	50	20	76
Impairment on non-current assets held for sale (Note 3)	-	7,416	-
Provisions	91	840	-
Tax (benefits)/expenses (Note 7)	5,633	(5,743)	178
Share of profit of equity-accounted investees, net of tax (Note 25)	(51,592)	(30,286)	(17,853)
Net finance expense (Note 6)	47,630	93,353	52,644
(Gain)/loss on disposal of assets (Note 8)	(5,300)	(13,118)	(15)
Equity-settled share-based payment transactions (Note 5)	1,637	3,994	183

Changes in working capital requirements	(57,692)	(112,280)	(43,442)
Change in cash guarantees	1	(658)	(1)
Change in trade receivables (Note 11)	12,330	(23,755)	(79)
Change in accrued income (Note 11)	(13,175)	(8,577)	(1,706)
Change in deferred charges (Note 11)	11,090	(2,124)	(8,664)
Change in other receivables (Notes 10-11)	(34,654)	(64,299)	(4,036)
Change in trade payables (Note 18)	1,190	(10,512)	19,899
Change in accrued payroll (Note 18)	255	166	(28)
Change in accrued expenses (Note 18)	(1,649)	9,581	8,342
Change in deferred income (Note 18)	6,612	(2,016)	(1,065)
Change in other payables (Note 18)	(39,800)	(10,171)	(56,018)
Change in provisions for employee benefits (Note 17)	108	85	(86)

Income taxes paid during the period	(109)	67	(82)
Interest paid (Notes 6-18)	(50,810)	(54,449)	(47,895)
Interest received (Notes 6-11)	262	421	90
Dividends received from equity-accounted investees (Note 25)	275	9,410	-

Net cash from (used in) operating activities	450,532	14,782	(8,917)

Acquisition of vessels (Note 8)	(351,596)	(1,053,939)	-
Proceeds from the sale of vessels (Note 8)	112,890	123,609	52,920
Acquisition of other tangible assets (Note 8)	(8,289)	(123,188)	(10,325)
Acquisition of intangible assets	(258)	(19)	(30)
Proceeds from the sale of other (in)tangible assets	95	22	24
Loans from (to) related parties (Note 25)	39,785	29,508	(11,475)
Proceeds from capital decreases in joint ventures (Note 25)	1,500	1,000	-
Purchase of joint ventures, net of cash acquired (Note 25)	-	-	(3,000)

Net cash from (used in) investing activities	(205,873)	(1,023,007)	28,114

Proceeds from issue of share capital (Note 13)	229,063	475,000	-
Transaction costs related to issue of share capital (Note 13)	(19,357)	(12,694)	-
Proceeds from issue of perpetual convertible preferred equity (Note 13)	-	150,000	-
Transaction costs related to issue perpetual convertible preferred equity (Note 13)	-	(3,500)	-
Proceeds from sale of treasury shares (Note 13)	8,263	-	-
Proceeds from new long-term borrowings (Note 15)	931,270	1,395,392	61,390
Repayment of long-term borrowings (Note 15)	(1,367,871)	(799,891)	(118,770)
Transaction costs related to issue of loans and borrowings (Note 15)	(8,680)	(15,284)	-
Dividends paid	(138,003)	(2)	(4)

Net cash from (used in) financing activities	(365,315)	1,189,021	(57,384)

Net increase (decrease) in cash and cash equivalents	(120,656)	180,796	(38,187)

Net cash and cash equivalents at the beginning of the period (Note 12)	254,086	74,309	113,051
Effect of changes in exchange rates	(1,767)	(1,019)	(555)

Net cash and cash equivalents at the end of the period (Note 12)	131,663	254,086	74,309

The accompanying notes on page F-8 to F-77 are an integral part of these consolidated financial statements.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
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

Euronav NV is a fully-integrated provider of international maritime shipping and offshore services engaged in the transportation and storage of crude oil. The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry; Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name "Euronav" in 1989 when it was initially formed as the international tanker subsidiary of CNN.

Euronav NV charters its vessels to leading international energy companies. The Company pursues a balanced chartering strategy by employing its vessels on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component.

2.	Basis of preparation
(a)	Statement of compliance
These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB"), collectively "IFRS".

All accounting policies have been consistently applied for all periods presented in the consolidated financial statements, unless disclosed otherwise.
The consolidated financial statements were authorised for issue by the Board of Directors on April 1, 2016.

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

(d)	Use of estimates and judgements
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which are the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statement is included in the following note:

•	Note 7 – Impairment

Information about assumptions and estimation uncertainties that have a significant risk on resulting in a material adjustment within the next financial year are included in the following note:
•	Note 7 – Impairment test: key assumptions underlying the recoverable amount

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

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability might be categorised in different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(e)	Changes in accounting policies

Except for the changes below, the accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2015 are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2014. The Group has adopted the following new standards, interpretations and amendments to standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2015:
•	Amendments to IAS 19 Employee Benefits – Defined benefit plans: Employee Contributions
•	Annual improvements to IFRS 2010-2012 cycle and 2011-2013 cycle
•	IFRIC 21 Levies

The adoption of these standards, interpretations and amendments to standards did not have a material impact on the Group's consolidated financial statements.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
(f)	Basis of Consolidation
(i)	Business Combinations
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

For acquisitions on or after January 1, 2010, the Group measures goodwill at the acquisition date as:
•	the fair value of the consideration transferred; plus
•	the recognised amount of any non-controlling interests in the acquiree; plus if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less
•	the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.
The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts generally are recognised in profit or loss.
Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

(ii)	Acquisitions of non-controlling interests
Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

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

(iv)               Loss of control
On the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

(v)                 Interests in equity-accounted investees
The Group's interests in equity-accounted investees comprise interest in associates and joint ventures.

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Interest in associates and joint ventures are accounted for using the equity method. They are recognised initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group's share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

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

(vi)	Transactions eliminated on consolidation
Intragroup balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.  Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(g)	Foreign currency
(i)	Foreign currency transactions
Transactions in foreign currencies are translated to USD at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to USD at the foreign exchange rate applicable at that date.  Foreign exchange differences arising on translation are recognised in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)               Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at rates approximating the exchange rates at the dates of the transactions.

Foreign currency differences are recognised directly in equity (Translation reserve). When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to profit or loss.

(h)	Financial Instruments
(i)	Non-derivative financial assets
The group initially recognises loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit and loss) are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

The Group classifies non-derivative financial assets into the following  categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity financial assets and available-for-sale financial assets. The Company determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit or loss
A financial asset is classified as at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Financial assets are designated as at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group's documented risk management or investment strategy. Attributable transaction costs are  recognised in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which takes into account any dividend income, are recognised in profit or loss.

Financial assets designated as at fair value through profit or loss comprise equity securities that otherwise would have been classified as available for sale.

Assets in this category are classified as current assets if they are expected to be realised within 12 months of the balance sheet date.

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

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

Held-to-maturity financial assets
If the Group has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortised cost using the effective interest method, less any impairment losses. Held-to-maturity financial assets comprise debentures.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognised in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognised, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities and debt securities.

They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the balance sheet date.

(ii)	Non-derivative financial liabilities
The Group initially recognises debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated as at fair value through profit or loss) are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities are recognised initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, and trade and other payables.

Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(iii)	Share capital
Ordinary share capital
Ordinary share capital is classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Repurchase of share capital
When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is presented in share premium.

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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Derivative financial instruments are recognised initially at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, all derivatives are remeasured to fair value, and changes therein are accounted for as follows:

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity.

The amount recognised in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

When the hedged item is a non-financial asset, the amount accumulated in equity is included in the carrying amount of the asset when the asset is recognised. In other cases, the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to profit or loss.

Other non-trading derivatives
When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognised immediately in profit or loss.

(v)	Compound financial instruments
Compound financial instruments issued by the Group comprise Notes denominated in USD that can be converted to ordinary shares at the option of the holder, when the number of shares is fixed and does not vary with changes in fair value.

The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity component in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured.

Interest related to the financial liability is recognised in profit and loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognised.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
(i)	Intangible assets
(i)	Goodwill
Goodwill that arises on the acquisition of subsidiaries is presented as an intangible asset. For the measurement of goodwill at initial recognition, see accounting policy (f).

After initial recognition goodwill is measured at cost less accumulated impairment losses (refer to accounting policy (k)). In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity accounted investee as a whole.
(ii)	Other intangible assets
Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortisation and impairment losses (see accounting policy k).

The cost of an intangible asset acquired in a separate acquisition is the cash paid or the fair value of any other consideration given. The cost of an internally generated intangible asset includes the directly attributable expenditure of preparing the asset for its intended use.

(iii)	Subsequent expenditure
Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates and its cost can be measured reliably. All other expenditure is expensed as incurred.

(iv)	Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives are as follows:
•	Software:	3 - 5 years
Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(j)	Vessels, property, plant and equipment
(i)	Owned assets
Vessels and items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses (refer to accounting policy (k)).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the following:
•	The cost of materials and direct labour;
•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;
•	When the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
•	Capitalised borrowing costs.

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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Gains and losses on disposal of a vessel or of another item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of the vessel or the item of property, plant and equipment and are recognised in profit or loss.

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

Other leases are operating leases and are not recognised in the Group's statement of financial position.

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

Cost includes expenditure that is directly attributable to the acquisition of the investment property. The cost of self-constructed investment property includes the cost of materials and direct labour, any other costs directly attributable to bringing the investment property to a working condition for their intended use and capitalised borrowing costs.

Any gain or loss on disposal of an investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognised in profit or loss.

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
Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. All other expenditure is recognised in the consolidated statement of profit or loss as an expense as incurred.

(vi)	Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Vessels and items of property, plant and equipment are depreciated from the date that they are available for use, in respect of internally constructed assets, from the date that the asset is completed and ready for use.

The estimated useful lives of significant items of property, plant and equipment are as follows:

•	tankers	20 years
•	FSO/FpSO/FPSO	25 years
•	buildings	33 years
•	plant and equipment	5-20 years
•	fixtures and fittings	5-10 years
•	other tangible assets	3-20 years
•	dry-docking	3-5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(viii)	Dry-docking – component approach
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

When the useful life is higher than 1 year, the component is capitalized and then amortized over its estimated useful life (3-5 years).

(k)	Impairment
(i)	Non-derivative financial assets
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

Financial assets measured at amortised cost
The Group considers evidence of impairment for financial assets measured at amortised cost (loans and receivables and held-to-maturity financial assets) at both a specific asset and collective level. All individually significant assets are assessed for specific impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

In assessing collective impairment, the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management's judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against loans and receivables or held-to maturity financial assets. Interest on the impaired asset continues to be recognised. When an event occurring after the impairment was recognised causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Available-for-sale financial assets
Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss recognised previously in profit or loss. Changes in cumulative impairment losses attributable to the application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognised, then the impairment loss is reversed, with the amount of the reversal recognised in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognised in other comprehensive income.

Equity-accounted investees
An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognised in profit or loss, and is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

(ii)	Non-financial assets
The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets (refer to accounting policy (s)), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit (CGU) exceeds its recoverable amount.

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

Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGU's are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU's), and then to reduce the carrying amounts of the other assets in the CGU (group of CGU's) on a pro rata basis.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
An impairment loss recognised for goodwill shall not be reversed. For other assets, an impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(l)	Assets held for sale
Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured in accordance with the Group's accounting policies. Thereafter generally the assets or disposal group are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property, which continue to be measured in accordance with the Group's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity-accounted investee is no longer equity accounted.

(m)	Employee benefits
(i)	Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the services are discounted to their present value.

(ii)	Defined benefit plans
The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return of plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in OCI. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit and loss.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined plan when the settlement occurs.

(iii)	Other long term employee benefits
The Group's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations and that are denominated in the currency in which the benefits are expected to be paid. Remeasurements are recognised in profit or loss in the period in which they arise.

(iv)	Termination benefits
Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility or withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.

(v)	Short-term employee benefit
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(vi)	Share-based payment transactions
The grant-date fair value of equity-settled share-based payment awards granted to employees is generally recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(n)	Provisions
A provision is recognised when the Group has a legal or constructive obligation that can be estimated reliably, as result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. The provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

Restructuring
A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
(o)	Revenue
(i)                    Pool Revenues
Aggregated revenue recognized on a daily basis from vessels operating on voyage charters in the spot market and on contract of affreightment ("COA") within the pool is converted into an aggregated net revenue amount by subtracting aggregated voyage expenses (such as fuel and port charges) from gross voyage revenue. These aggregated net revenues are combined with aggregated time charter revenues to determine aggregated pool Time Charter Equivalent revenue ("TCE"). Aggregated pool TCE revenue is then allocated to pool partners in accordance with the allocated pool points earned for each vessel that recognises each vessel's earnings capacity based on its cargo, capacity, speed and fuel consumption performance and actual on hire days. The TCE revenue earned by our vessels operated in the pools is equal to the pool point rating of the vessels multiplied by time on hire, as reported by the pool manager.

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

No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due and associated costs.

(p)	Gain and losses on disposal of vessels
In view of their importance the Group reports capital gains and losses on the sale of vessels as a separate line item in the consolidated statement of profit or loss. For the sale of vessels, transfer of risks and awards usually occurs upon delivery of the vessel to the new owner.

(q)	Leases
Lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant period rate of interest on the remaining balance of the liability.

(r)	Finance income and finance cost
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, dividends on redeemable preference shares, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the consolidated statement of profit or loss (refer to accounting policy (h)).

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.  Dividend income is recognised in the consolidated statement of profit or loss on the date that the dividend is declared.

The interest expense component of finance lease payments is recognised in the consolidated statement of profit or loss using the effective interest rate method.

(s)	Income tax
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognised for: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax recognised, is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

In application of an IFRIC agenda decision on IAS 12 Income taxes, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the income statement but is shown as an administrative expense under the heading Other operating expenses.

(t)	Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. The Group distinguishes two segments: the operation of crude oil tankers on the international markets and the floating storage and offloading operations (FSO/FpSO). The Group's internal organisational and management structure does not distinguish any geographical segments.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
(u)	Discontinued operations
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

(v)	New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2015, and have not been applied in preparing these consolidated financial statements:

IFRS 9 Financial Instruments published in July 2014 replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements, which align hedge accounting more closely with risk management. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group does not plan to early adopt this standard and the extent of the impact has not yet been determined.

IFRS 15 Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective for the annual reports beginning on or after 1 January 2018, with early adoption permitted. The Group is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 15.

IFRS 16 Leases, provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It supersedes IAS 17 Leases and its associated interpretative guidance. IFRS 16 is effective for the annual reports beginning on or after 1 January 2019 with early adoption permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date if initial application of this standard. The Group is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16.

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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

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

The disclosure initiative (Amendments to IAS 1) are designed to further encourage companies to apply professional judgement in determining what information to disclose in their financial statements. The narrow-focus amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments relate to the following: materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after 1 January 2016, with earlier adoption permitted. The amendments are not expected to have a material impact on the Group's consolidated financial statements.

Note 2 – Segment Reporting
The Group distinguishes two operating segments: the operation of crude oil tankers on the international markets (Tankers) and the floating production, storage and offloading operations (FSO/FpSO). These two divisions operate in completely different markets, where in the latter the assets are tailor made or converted for specific long term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market, contract duration is often less than two years and the assets are to a big extent standardized. The segment profit or loss figures and key assets as set out below are presented to the Executive Committee on at least a quarterly basis to help the key decision makers in evaluating the respective segments. It was decided by the Chief Operating Decision Makers (CODM) to present the figures per segment based on proportionate consolidation for the joint ventures and not by applying equity accounting. The reconciliation between the figures of all segments combined on the one hand and with the consolidated statements of financial position and profit or loss on the other hand is presented in a separate column Equity-accounted investees.
The Group has one client in the Tankers segment that represented 11% of the Tankers segment total revenue in 2015 (2014: one client which represented 11% and 2013: two clients which represented respectively 14% and 11%). All the other clients represent less than 10% of total revenues of the Tankers segment.
The Group's internal organizational and management structure does not distinguish any geographical segments.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Consolidated statement of financial position
(in thousands of USD except per share amounts)
	December 31, 2015				December 31, 2014

ASSETS	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Total current assets	389,368	26,944	(41,260)	375,052	551,258	37,510	(50,913)	537,855

Vessels	2,448,192	204,241	(364,397)	2,288,036	2,428,122	222,312	(392,100)	2,258,334
Assets under construction	93,890	-	-	93,890	-	-	-	-
Other tangible assets	1,048	-	-	1,048	1,226	-	-	1,226
Prepayments	2	-	-	2	16,601	-	-	16,601
Intangible assets	238	-	-	238	29	-	-	29
Receivables	222,692	7,371	29,845	259,908	266,071	5,602	(13,226)	258,447
Investments in equity accounted investees	1,211	-	20,426	21,637	1,027	-	16,305	17,332
Deferred tax assets	935	182	(182)	935	6,536	-	-	6,536

Total non-current assets	2,768,208	211,794	(314,308)	2,665,694	2,719,612	227,914	(389,021)	2,558,505

TOTAL ASSETS	3,157,576	238,738	(355,568)	3,040,746	3,270,870	265,424	(439,934)	3,096,360

EQUITY and LIABILITIES

Total equity	1,946,288	(40,540)	1	1,905,749	1,553,695	(80,987)	-	1,472,708

Total current liabilities	190,211	15,994	(26,698)	179,507	317,849	22,128	(44,582)	295,395

Bank and other loans	1,018,013	259,684	(325,271)	952,426	1,164,975	317,451	(394,400)	1,088,026
Convertible and other Notes	-	-	-	-	231,373	-	-	231,373
Other payables	590	3,600	(3,600)	590	489	6,832	(6,832)	489
Deferred tax liabilities	-	-	-	-	-	-	-	-
Employee benefits	2,038	-	-	2,038	2,108	-	-	2,108
Amounts due to equity-accounted joint ventures	-	-	-	-	-	-	5,880	5,880
Provisions	436	-	-	436	381	-	-	381

Total non-current liabilities	1,021,077	263,284	(328,871)	955,490	1,399,326	324,283	(395,352)	1,328,257

TOTAL EQUITY and LIABILITIES	3,157,576	238,738	(355,568)	3,040,746	3,270,870	265,424	(439,934)	3,096,360

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Note 2 - Segment reporting (continued)
Consolidated statement of profit or loss
(in thousands of USD except per share amounts)
	2015				2014				2013

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Shipping revenue
Revenue	898,495	64,504	(116,492)	846,507	510,973	64,178	(101,166)	473,985	337,383	63,698	(96,459)	304,622
Gains on disposal of vessels/other tangible assets	13,302	-	-	13,302	15,315		(2,193)	13,122	8	-	-	8
Other operating income	6,798	808	(180)	7,426	11,685	323	(597)	11,411	11,756	333	(569)	11,520
Total shipping revenue	918,595	65,312	(116,672)	867,235	537,973	64,501	(103,956)	498,518	349,147	64,031	(97,028)	316,150

Operating expenses
Voyage expenses and commissions	(83,896)	(473)	13,132	(71,237)	(136,135)	(471)	18,303	(118,303)	(98,014)	(500)	18,930	(79,584)
Vessel operating expenses	(160,894)	(10,074)	17,250	(153,718)	(131,676)	(11,636)	19,223	(124,089)	(115,209)	(11,815)	21,113	(105,911)
Charter hire expenses	(25,849)	-	-	(25,849)	(35,664)	-	-	(35,664)	(21,027)		(4)	(21,031)
Losses on disposal of vessels/other tangible assets	(8,002)		-	(8,002)	-	-	-	-	(215)	-	-	(215)
Impairment on non-current assets held for sale	-	-	-	-	(7,416)	-	-	(7,416)	-	-	-	-
Depreciation tangible assets	(221,399)	(18,071)	29,314	(210,156)	(171,920)	(18,071)	29,057	(160,934)	(149,215)	(18,071)	30,404	(136,882)
Depreciation intangible assets	(50)	-	-	(50)	(20)	-	-	(20)	(76)	-	-	(76)
General and administrative expenses	(46,433)	(283)	465	(46,251)	(40,735)	(184)	354	(40,565)	(27,364)	(590)	789	(27,165)
Total operating expenses	(546,523)	(28,901)	60,161	(515,263)	(523,566)	(30,362)	66,937	(486,991)	(411,120)	(30,976)	71,232	(370,864)

RESULT FROM OPERATING ACTIVITIES	372,072	36,411	(56,511)	351,972	14,407	34,139	(37,019)	11,527	(61,973)	33,055	(25,796)	(54,714)

Finance income	3,313	22	(23)	3,312	2,625	28	(36)	2,617	1,998	33	(38)	1,993
Finance expenses	(52,590)	(3,663)	5,311	(50,942)	(98,642)	(4,714)	7,386	(95,970)	(58,123)	(4,904)	8,390	(54,637)
Net finance expenses	(49,277)	(3,641)	5,288	(47,630)	(96,017)	(4,686)	7,350	(93,353)	(56,125)	(4,871)	8,352	(52,644)

Share of profit (loss) of equity accounted investees (net of income tax)	185	-	51,407	51,592	617	-	29,669	30,286	409	-	17,444	17,853

Profit (loss) before income tax	322,980	32,770	184	355,934	(80,993)	29,453	-	(51,540)	(117,689)	28,184	-	(89,505)

Income tax expense	(5,633)	184	(184)	(5,633)	5,743	-	-	5,743	(178)	-	-	(178)

Profit (loss) for the period	317,347	32,954	-	350,301	(75,250)	29,453	-	(45,797)	(117,867)	28,184	-	(89,683)

Attributable to:
Owners of the company	317,347	32,954	-	350,301	(75,250)	29,453	-	(45,797)	(117,867)	28,184	-	(89,683)

Consolidated statement of cash flows
(in thousands of USD except per share amounts)
	2015				2014				2013

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Net cash from operating activities	505,821	58,747	(114,036)	450,532	19,978	40,013	(45,209)	14,782	41,491	38,497	(88,905)	(8,917)
Net cash from (used in) investing activities	(248,770)	-	42,897	(205,873)	(1,007,928)	-	(15,079)	(1,023,007)	(11,606)	-	39,720	28,114
Net cash from (used in) financing activities	(350,429)	(20,557)	5,671	(365,315)	1,168,516	(55,552)	76,057	1,189,021	(67,897)	(25,015)	35,528	(57,384)

Capital expenditure	(361,754)		1,611	(360,143)	(1,178,051)	-	905	(1,177,146)	(55,630)	-	-	(55,630)
Impairment losses	-	-	-	-	-	-	-	-	-	-	-	-
Impairment losses reversed	-	-	-	-	-	-	-	-	-	-	-	-

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Note 3 - Assets and liabilities held for sale and discontinued operations
Assets held for sale
The assets held for sale can be detailed as follows:
in thousands of USD	2015	2014	2013

Vessels	24,195	89,000	21,510
Of which in Tankers segment	24,195	89,000	21,510
Of which in FSO segment	-	-	-

	(Estimated) Sale price	Book Value	Asset Held For Sale	Expected Gain	Expected Loss

At January 1, 2013	-	-	52,920	-	-

Assets transferred to assets held for sale
Luxembourg	28,000	21,510	21,510	6,490	-

Assets sold from assets held for sale
Cap Isabella	52,920	52,920	(52,920)	-	-

At December 31, 2013	80,920	74,430	21,510	6,490	-

At January 1, 2014	-	-	21,510	-	-

Assets transferred to Assets Held for sale
Olympia	89,000	91,560	89,000	-	(2,560)
Antarctica	89,000	93,856	89,000	-	(4,856)

Assets sold from assets held for sale
Luxembourg	27,900	21,510	(21,510)	6,390	-
Olympia	91,380	89,000	(89,000)	2,380	-

At December 31, 2014	-	-	89,000	8,770	(7,416)

At January 1, 2015	-	-	89,000	-	-

Assets transferred to Assets Held for sale
Famenne	38,016	24,195	24,195	13,821	-

Assets sold from assets held for sale
Antarctica	91,065	89,000	(89,000)	2,065	-

At December 31, 2015	-	-	24,195	15,886	-

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
The Antarctica (2009 – 315,981 dwt) was delivered to its new owner on January 15, 2015, earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of USD 2.1 million which has been recorded in the first quarter of 2015.
The Famenne (2001 - 298,412 dwt) was sold on January 15, 2016 for a net selling price of USD 38.0 million. The capital gain on that sale of USD 13.8 million will be recorded at delivery. The vessel is expected to be delivered to its new owner in the course of the first quarter of 2016.
Discontinued operations
As per December 31, 2015, per December 31, 2014 and per December 31, 2013 the Group had no operations that meet the criteria of a discontinued operation.
Note 4 - Revenue
in thousands of USD	2015	2014	2013

Pool Revenue	455,617	149,624	49,792
Spot Voyages	264,799	192,243	121,434
Time Charters (Note 20)	126,091	132,118	133,396
Total revenue	846,507	473,985	304,622

For the accounting treatment of revenue, we refer to the accounting policies (o) - Revenue.
The increase in revenue is mainly related to the increase in the fleet size and improvement of the shipping market in general.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Notes to the consolidated financial statements for the year ended December 31, 2015
Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions
(in thousands of USD)
	2015	2014	2013

Voyage related expense	(62,787)	(111,238)	(73,412)
Commissions paid	(8,450)	(7,065)	(6,172)

Total voyage expenses and commissions	(71,237)	(118,303)	(79,584)

The majority of voyage expenses are port costs, bunkers and agent fees paid to operate the vessels on the spot market. These expenses decreased in 2015 compared to 2014 mainly due to lower bunker prices.
Vessel operating expenses
(in thousands of USD)
	2015	2014	2013

Operating expenses	(142,035)	(112,834)	(97,333)
Insurance	(11,683)	(11,255)	(8,578)

Total vessel operating expenses	(153,718)	(124,089)	(105,911)

The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. In 2015 these expenses increased compared to 2014, which is mainly related to a higher number of vessels operated by the Group following the delivery of the vessels acquired in 2014.
Charter hire expenses
(in thousands of USD)
	2015	2014	2013

Charter hire (Note 20)	(25,849)	(32,080)	(18,029)
Bare boat hire (Note 20)	-	(3,584)	(3,002)

Total charter hire expenses	(25,849)	(35,664)	(21,031)

The decrease in charter hire is mainly due to the three time chartered-in VLCCs, the Maersk Hojo, the Maersk Hirado, and the Maersk Hakone which the Group acquired in 2014 and the redelivery of one time charter-in VLCC, the Island Splendor, to its owners on May 18, 2014.
The decrease in bareboat charter-hire expenses is entirely attributable to the bareboat contract for the Suezmax Cap Isabella, which ended on October 9, 2014.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

General and administrative expenses
(in thousands of USD)
	2015	2014	2013

Wages and salaries	(12,554)	(10,840)	(9,498)
Social security costs	(2,379)	(2,495)	(2,149)
Provision for employee benefits (Note 17)	(108)	(85)	86
Equity-settled share-based payments (Note 23)	(1,637)	(3,994)	(183)
Other employee benefits	(3,715)	(3,075)	(2,137)
Employee benefits	(20,392)	(20,489)	(13,881)
Administrative expenses	(25,749)	(19,228)	(13,284)
Claims	(19)	(8)	-
Provisions	(91)	(840)	-

Total general and administrative expenses	(46,251)	(40,565)	(27,165)

Average number of full time equivalents	132.20	113.32	97.30

The administrative expenses include amongst other director fees, office rental, consulting- and audit fees and Tonnage Tax. Due to the increase in the number of owned vessels in 2015, administrative expenses relating to the Tankers International Pool and Tonnage Tax increased. Because of additional FTE's in 2015, wages and salaries increased accordingly in 2015 compared to 2014.
Note 6 - Net finance expense
Recognized in profit or loss
in thousands of USD
	2015	2014	2013

Interest income	208	487	98
Foreign exchange gains	3,103	2,131	1,895
Finance income	3,312	2,617	1,993

Interest expense on financial liabilities measured at amortized cost	(38,246)	(57,948)	(49,240)
Fair value adjustment on interest rate swaps	-	-	154
Amortization other Notes	(4,127)	(31,878)	-
Other financial charges	(4,355)	(3,829)	(2,809)
Foreign exchange losses	(4,214)	(2,315)	(2,742)
Finance expense	(50,942)	(95,970)	(54,637)

Net finance expense recognized in profit or loss	(47,630)	(93,353)	(52,644)

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Interest expense on financial liabilities measured at amortized cost decreased in 2015, compared to 2014 which is primarily attributable to (i) the redemption of the unsecured convertible notes, (ii) the early repayment of the USD 235.5 million 7-year bond and (iii) the conversion of the remaining 30 perpetual convertible preferred equity securities, which all took place in the first quarter of 2015 and resulted in a decrease of USD 20.2 million. This decrease was partially offset with an increase in the interest expenses related to bank loans of USD 1.8 million. Amortization other Notes decreased in 2015, compared to 2014 which is primarily due to the repayment of the USD 235.5 million bond, issued to partly finance the acquisition of the Maersk Acquisition Vessels. As the bond was issued below par and in accordance with IFRS, the Group amortized USD 31.9 million during the year ended December 31, 2014 and a further USD 4.1 million was amortized in the first quarter of 2015.
The above finance income and expenses include the following in respect of assets (liabilities) not at fair value through profit or loss:
	2015	2014	2013
Total interest income on financial assets	208	487	98
Total interest expense on financial liabilities	(42,372)	(89,826)	(49,240)
Total other financial charges	(4,355)	(3,829)	(2,809)

Recognized directly in equity
in thousands of USD

	2015	2014	2013

Foreign currency translation differences for foreign operations	(429)	(567)	216
Cash flow hedges - effective portion of changes in fair value	-	1,291	5,430
Cash flow hedges - reclassified to profit or loss	-	-	-
Net finance expense recognized directly in equity	(429)	724	5,646
Attributable to:
Owners of the Company	(429)	724	5,646
Net finance expense recognized directly in equity	(429)	724	5,646
Recognized in:
Translation reserve	(429)	(567)	216
Hedging reserve	-	1,291	5,430

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Notes to the consolidated financial statements for the year ended December 31, 2015
Note 7 - Income tax benefit (expense)
in thousands of USD	2015	2014	2013

Current tax
Current period	(98)	(9)	(58)
Total current tax	(98)	(9)	(58)

Deferred tax
Recognition of unused tax losses/(use of tax losses)	(5,450)	5,507	-
Other	(85)	245	(120)
Total deferred tax	(5,535)	5,752	(120)

Total tax benefit/(expense)	(5,633)	5,743	(178)

Reconciliation of effective tax	2015		2014		2013

Profit (loss) before tax		355,934		(51,540)		(89,505)

Tax at domestic rate	(33.99%)	(120,982)	(33.99%)	17,518	(33.99%)	30,423
Effects on tax of :
Tax exempt profit / loss		(144)		3,039		(2,863)
Tax adjustments for previous years		17		-		-
Loss for which no DTA (°) has been recognized		(4,811)		(17,926)		-
Use of previously unrecognized tax losses		15,668		-		138
Non-deductible expenses		(5,225)		(193)		(180)
Tonnage Tax regime		91,334		(6,590)		(33,717)
Effect of share of profit of equity-accounted investees		17,536		10,294		6,068
Effects of tax regimes in foreign jurisdictions		974		(400)		(47)
Total taxes	(1.58%)	(5,633)	(11.14%)	5,743	0.20%	(178)

In application of an IFRIC agenda decision on IAS 12 Income taxes, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses (see Note 5).
° DTA = Deferred Tax Asset

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Notes to the consolidated financial statements for the year ended December 31, 2015
Note 8 - Property, plant and equipment
in thousands of USD	Vessels	Vessels under construction	Other tangible assets	Prepayments	Total PPE
At January 1, 2013
Cost	2,506,756	-	2,377	-	2,509,133
Depreciation & impairment losses	(913,919)	-	(1,711)	-	(915,630)
Net carrying amount	1,592,837	-	666	-	1,593,503

Acquisitions	-	-	325	10,000	10,325
Disposals and cancellations	-	-	(10)	-	(10)
Depreciation charges	(136,527)	-	(355)	-	(136,882)
Transfer to assets held for sale	(21,510)	-	-	-	(21,510)
Transfers	-	-		-	-
Translation differences	-	-	7	-	7
Balance at December 31, 2013	1,434,800	-	633	10,000	1,445,433

At January 1, 2014
Cost	2,424,978	-	2,487	10,000	2,437,465
Depreciation & impairment losses	(990,178)	-	(1,854)	-	(992,032)
Net carrying amount	1,434,800	-	633	10,000	1,445,433

Acquisitions	1,053,939	-	987	122,201	1,177,127
Disposals and cancellations	-	-	(2)	-	(2)
Depreciation charges	(160,590)	-	(344)	-	(160,934)
Transfer to assets held for sale	(185,415)	-	-	-	(185,415)
Transfers	115,600	-	-	(115,600)	-
Translation differences	-	-	(48)	-	(48)
Balance at December 31, 2014	2,258,334	-	1,226	16,601	2,276,161

At January 1, 2015
Cost	3,342,607	-	2,997	16,601	3,362,205
Depreciation & impairment losses	(1,084,273)	-	(1,771)	-	(1,086,044)
Net carrying amount	2,258,334	-	1,226	16,601	2,276,161

Acquisitions	257,706	93,890	288	8,001	359,885
Disposals and cancellations	(10,681)	-	(3)	(8,000)	(18,684)
Depreciation charges	(209,728)	-	(428)	-	(210,156)
Transfer to assets held for sale	(24,195)	-	-	-	(24,195)
Transfers	16,600	-	-	(16,600)	-
Translation differences	-	-	(35)	-	(35)
Balance at December 31, 2015	2,288,036	93,890	1,048	2	2,382,976

At December 31, 2015
Cost	3,477,605	93,890	2,482	2	3,573,979
Depreciation & impairment losses	(1,189,569)	-	(1,434)	-	(1,191,003)
Net carrying amount	2,288,036	93,890	1,048	2	2,382,976

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
On February 26, 2015 and April 9, 2015 respectively, the Group took delivery of the last two VLCC Vessels, the Hirado and the Hakata, as part of the acquisition of four modern Japanese-built VLCC vessels announced on 8 July 2014.
In June 2015, the Group entered into an agreement for the acquisition through resale of four VLCCs which are completing construction at Hyundai Heavy Industries for an aggregate purchase price of USD 384 million or USD 96 million per unit. The first vessel, the Antigone, was delivered on September 25, 2015. The second vessel, the Alice, was delivered on January 26, 2016 (see Note 28). The third vessel, the Alex was delivered on March 24, 2016.  The last vessel, the Anne is due to be delivered at the end of May 2016. In addition and against the payment of an option fee of an aggregate amount of USD 8.0 million, the seller also granted the Group an option to acquire up to a further four VLCCs with delivery late 2016 and 2017. The option was not lifted (see Disposal of assets – Gain/Losses below).
In 2015, the TI Hellas, Hakata, Cap Georges, Cap Laurent, Cap Jean, Cap Romuald, Devon, Hakone, Sara and Hirado have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading acquisitions.
Disposal of assets - Gain/Losses
in thousands USD	Acquisitions	Sale price	Book Value	Gain	Loss
Cap Isabella (Note 3)	215	52,920	53,135	-	(215)
Other	-	-	-	8	-
At December 31, 2013				8	(215)

	Acquisitions	Sale price	Book Value	Gain	Loss
Luxembourg - Sale (Note 3)	-	27,900	21,510	6,390	-
Olympia - Transfer to assets held for sale (Note 3)	-	89,000	91,560	-	(2,560)
Olympia - Sale (Note 3)		91,380	89,000	2,380	-
Antarctica - Transfer to assets held for sale (Note 3)	-	89,000	93,855	-	(4,856)
Cap Isabella - Sale	-	4,329	-	4,329	-
Other	-	-	-	23	-
At December 31, 2014				13,122	(7,416)

	Acquisitions	Sale price	Book Value	Gain	Loss
Antarctica - Sale (Note 3 )	-	91,065	89,000	2,065	-
Cap Laurent - Sale	-	21,825	10,682	11,143	-
Other	-	-	-	94	(8,002)
At December 31, 2015				13,302	(8,002)

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
The Antarctica was delivered to its new owner on January 15, 2015, earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of USD 2.1 million which has been recorded in the first quarter of 2015.
On November 11, 2015 the Company sold the Suezmax Cap Laurent (1998 - 146,145 dwt), for a net sale price of USD 21.8 million. The capital gain on that sale of USD 11.1 million was recorded in the fourth quarter of 2015. The vessel was delivered to its new owner on 26 November 2015.
The loss on disposal of assets in 2015 relates mainly to the option fee of USD 8.0 million (see above). After careful consideration, the Group has decided not to exercise the option to purchase four VLCCs. As a consequence, the value of these options was written off in the third quarter of 2015.
Impairment
Tankers
Euronav defines its cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit.
Although charter rates recovered during 2015, second hand vessels values remained low and as such the Group has performed an impairment test for tankers whereby the carrying amount of an asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the following assumptions were used:
−	10 year historical average spot freight rates are used as forecast charter rates
−	Weighted Average Cost of Capital ('WACC') of 6.01% (2014: 5.72%, 2013: 6.38%)
−	20 year useful life with residual value equal to zero
Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subject to judgment. The impairment test did not result in a requirement to record an impairment loss in 2015. Even with an increase of the WACC of 3%, there was no need to record an impairment loss in 2015.
Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond Euronav's control, Euronav believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable as historically it is the most appropriate reflection of a typical shipping cycle. When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates an impairment in a total amount of USD 123.3 million for the tanker fleet (2014: USD 952.0 million), and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that no impairment is required for the tanker fleet (2014: USD 103.7 million).

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
FSO
For FSOs the impairment assessment has been based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, the following assumptions were used:
−	Weighted Average Cost of Capital ('WACC') of 6.01% (2014: 5.72%, 2013: 6.38%)
−	25 year useful life with residual value equal to zero
This assessment did not result in a requirement to record an impairment loss in 2015. Even with an increase of the WACC of 3%, there was no need to record an impairment loss in 2015. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates as well as management's best estimate of daily rates for future periods. The FSO Asia and the FSO Africa are on a timecharter contract to Maersk Oil Qatar until July 22, 2017 and September 22, 2017, respectively.
Security
All tankers financed are subject to a mortgage to secure bank loans (see Note 15).
Vessels on order or under construction
The group has 3 vessels under construction as at December 31, 2015 for an aggregate amount of USD 93.9 million (2014: 0). The amounts presented within "Vessels under construction" relate to the 3 remaining vessels to be delivered from Hyundai Heavy Industries, as discussed above.
Capital commitment
As at December 31, 2015 the Group's total capital commitment amounts to USD 195,9 million (2014: USD 149,4 million). These can be detailed as follows:
	As at December 31, 2014
in thousands of USD	payments scheduled for
	total	2015	2016	2017
Commitments in respect of VLCCs	149,400	149,400	-	-
Commitments in respect of Suezmaxes	-	-	-	-
Commitments in respect of FSOs	-	-	-	-
Total	149,400	149,400	-	-

	As at December 31, 2015
in thousands of USD	payments scheduled for
	total	2016	2017	2018
Commitments in respect of VLCCs	195,910	195,910	-	-
Commitments in respect of Suezmaxes	-	-	-	-
Commitments in respect of FSOs	-	-	-	-
Total	195,910	195,910	-	-

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Note 9 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:
in thousands of USD	Assets	Liabilities	Net

Provisions	238	-	238
Employee benefits	52	-	52
Unused tax losses & tax credits	6,246	-	6,246
	6,536	-	6,536
Offset	-	-
Balance at December 31, 2014	6,536	-

Provisions	169	-	169
Employee benefits	23	-	23
Unused tax losses & tax credits	743	-	743
	935	-	935
Offset	-	-
Balance at December 31, 2015	935	-

Unrecognized deferred tax assets and liabilities
Deferred tax assets and liabilities have not been recognized in respect of the following items:
in thousands of USD	December 31, 2015		December 31, 2014

	Assets	Liabilities	Assets	Liabilities
Deductible temporary differences	275	-	1,332	-
Taxable temporary differences	-	(21,220)	-	(18,548)
Tax losses & tax credits	109,797	-	132,689	-
	110,072	(21,220)	134,021	(18,548)
Offset	(21,220)	21,220	(18,548)	18,548
Total	88,852	-	115,473	-

The unrecognized deferred tax assets in respect of tax losses and tax credits are entirely related to tax losses carried forward, investment deduction allowances and excess dividend received deduction. These unrecognized tax losses and tax credits have no expiration date.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
A deferred tax asset ('DTA') is recognized for unused tax losses and tax credits carried forward, to the extent that it is probable that future taxable profits will be available. The Group considers future taxable profits as probable when it is more likely than not that taxable profits will be generated in the foreseeable future. When determining whether probable future taxable profits are available the probability threshold is applied to portions of the total amount of unused tax losses or tax credits, rather than the entire amount.
Given the nature of the tonnage tax regime, the Group has a substantial amount of unused tax losses and tax credits for which no future taxable profits are probable and therefore no DTA has been recognized.
The unrecognized tax liabilities in respect of taxable temporary differences relate to tax liabilities in respect of non distributed reserves of the Group that will be taxed when distributed. No deferred tax liability has been recognized because the Group controls whether the liability will be incurred and management is satisfied that the liability will not be incurred in the foreseeable future.
Movement in deferred tax balances during the year
in thousands of USD	Balance at Jan 1, 2013	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2013
Employee benefits	41	9	-	2	52
Unused tax losses & tax credits	922	(129)	-	35	828
Total	963	(120)	-	37	880

	Balance at Jan 1, 2014	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2014

Provisions	-	238	-	-	238
Employee benefits	52	7	-	(7)	52
Unused tax losses & tax credits	828	5,507	-	(89)	6,246
Total	880	5,752	-	(96)	6,536

	Balance at Jan 1, 2015	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2015

Provisions	238	(61)	-	(8)	169
Employee benefits	52	(24)	-	(5)	23
Unused tax losses & tax credits	6,246	(5,450)	-	(53)	743
Total	6,536	(5,535)	-	(66)	935

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Note 10 - Non-current receivables
in thousands of USD	December 31, 2015	December 31, 2014

Shareholders loans to joint ventures	259,229	257,771
Other non-current receivables	678	675
Investment	1	1
Total non-current receivables	259,908	258,447

Please refer to Note 25 for more information on the Shareholders loans to joint ventures.
The maturity date of the non-current receivables is as follows:
in thousands of USD	December 31, 2015	December 31, 2014

Receivable:
Between one and two years	-	-
Between two and three years	-	-
Between three and four years	-	-
Between four and five years	-	-
More than five years	259,908	258,447
Total non-current receivables	259,908	258,447

Note 11 - Trade and other receivables - current
in thousands of USD	December 31, 2015	December 31, 2014

Trade receivables	35,740	48,070
Accrued income	31,515	18,342
Accrued interest	25	79
Deferred charges	20,402	31,492
Other receivables	131,398	96,750
Total trade and other receivables	219,080	194,733

The increase in other receivables relates to income to be received by the Group from the Tankers International Pool. These amounts increased in 2015 due to overall improving market conditions and the increase in the number of vessels operated through the Tankers International Pool.
For currency and credit risk, we refer to Note 19.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Note 12 - Cash and cash equivalents
in thousands of USD	December 31, 2015	December 31, 2014

Bank deposits	59,205	146,100
Cash at bank and in hand	72,458	107,986
Total	131,663	254,086
Of which restricted cash	124	-

Less:
Bank overdrafts used for cash management purposes	-	-
Net cash and cash equivalents	131,663	254,086

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Note 13 - Equity
Number of shares issued
in shares	December 31, 2015	December 31, 2014	December 31, 2013

On issue at 1 January	131,050,666	54,223,817	51,750,000
Conversion convertible bonds	-	18,495,656	2,473,817
Conversion perpetual convertible preferred equity	9,459,283	9,459,286	-
Capital increases	18,699,000	48,871,907	-

On issue at 31 December - fully paid	159,208,949	131,050,666	54,223,817

On January 20, 2015 the Group announced the commencement of its underwritten initial public offering (IPO) in the United States of 13,550,000 ordinary shares. On January 19, 2015 the closing price of the Company's ordinary shares on Euronext Brussels was USD 12.94 per share (based upon the Bloomberg Composite Rate of EUR 0.8604 per USD 1.00 in effect on that date). The Company received approval to list its ordinary shares on the New York Stock Exchange (the "NYSE") under the symbol "EURN". On January 28, 2015 the Group announced the closing of its IPO of 18,699,000 common shares at a public offering price of USD 12.25 per share for gross proceeds of USD 229,062,750. This included the exercise in full by the underwriters of their overallotment option. The transaction costs related to this public offering for a total amount of USD 19.4 million were recognized directly in retained earnings.
At December 31, 2015 the share capital is represented by 159,208,949 shares. The shares have no par value.
At December 31, 2015, the authorized share capital not issued amounts to USD 150,000,000 (2014: USD 61,525,678) or the equivalent of 138,005,652 shares (2014: 56,605,942 shares).
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.
Conversion of perpetual convertible preferred equity
Following its IPO, the Group exercised its right to request the conversion of the remaining 30 outstanding perpetual convertible preferred equity securities and issued such notice on January 30, 2015. The aggregate principal amount of USD 75,000,000 was converted to Euronav's share capital through a contribution in kind on February 6, 2015 against the issuance of 9,459,283 shares. These shares are listed on both Euronext Brussels and the NYSE.
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve
The Group, in connection to the USD 300 million facility raised in April 2009 entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of USD 300 million. These IRSs have been used to hedge the risk related to the fluctuation of the Libor rate and qualified for hedging instruments in a cash flow hedge relationship under IAS 39. These instruments have been measured at their fair value; effective changes in fair value have been recognized in equity and the ineffective portion has been recognized in profit or loss. These IRSs had a duration of 5 years matching the repayment profile of that facility and matured on April 2, 2014. Therefore, the fair value of these instruments at December 31, 2015 and at December 31, 2014 amounted to USD 0.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Treasury shares
As of December 31, 2015 Euronav owned 466,667 of its own shares, compared to 1,750,000 of shares owned on December 31, 2014. In the twelve months period ended December 31, 2015, Euronav delivered 1,283,333 treasury shares upon the exercise of share options. These treasury shares had an aggregate weighted average cost of USD 33.8 million and Euronav recognized a loss of USD 25.5 million in retained earnings upon the delivery of these treasury shares to the share option holders. The total net proceeds amounted to USD 8.3 million.
Dividends
On March 15, 2016, the Board of Directors decided to propose to the Annual Shareholders' meeting to be held on May 12, 2016, to approve an additional gross dividend in the amount of USD 0.82 per share to all shareholders.  The dividend to holders of Euronav shares trading on Euronext Brussels will be paid in EUR at the USD/EUR exchange rate of the record date.
Exceptionally this year, the company paid a dividend in May 2015 out of the profits carried forward from prior years but based on the strong cash flow made in the first quarter of 2015 and the strong market prospects at that time. The calculation of the final dividend for the financial year 2015 was made taking into account the Group's policy to return 80% of the net profits to shareholders excluding exceptional items such as gains on the disposal of vessels. The total gross dividend paid in 2015 of USD 1.69 per share is the sum of the dividends paid in May and September 2015 in addition to the proposed amount of USD 0.82 per share proposed to the Annual Shareholder's meeting of 12 May 2016.
Share-based payment arrangements
On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel. In May 2015, the holders exercised 2/3 of these options which resulted in the sale of 1,166,666 treasury shares. In December 2015, a further 116,667 options were exercised and a corresponding number of treasury shares were sold. The key terms and conditions did not change after December 31, 2013. For this option program a total amount of USD 1.2 million was recognized in the consolidated statement of profit or loss during 2015 (2014: USD 4.0 million, 2013: USD 0.2 million).
Long term incentive plan
The Group's Board of Directors has implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of EUR 10.0475 and are equity-settled. All of the stock options and RSUs granted on February 12, 2015 remained outstanding as of December 31, 2015. The fair value of the stock options was measured using the Black Scholes formula. The fair value of the RSUs was measured with reference to the Euronav share price at the grant date. The total employee benefit expense recognized in the consolidated statement of profit or loss during 2015 with respect to the LTIP was USD 0.5 million.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Note 14 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share at December 31, 2015 was based on a result attributable to ordinary shares of USD 350,300,535 (2014: USD -45,795,933, 2013: USD -89,683,447) and a weighted average number of ordinary shares outstanding during the period ended December 31, 2015 of 155,872,171 (2014: 116,539,017, 2013: 50,230,438), calculated as follows:
Result attributable to ordinary shares
in thousands of USD except share and per share information	2015	2014	2013

Result for the period	350,301	(45,797)	(89,683)
Weighted average	155,872,171	116,539,017	50,230,438
Basic earnings per share (in USD)	2.25	(0.39)	(1.79)

Weighted average number of ordinary shares
in shares	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2013	51,750,000	1,750,000	50,000,000	50,000,000
Issuance of shares	2,473,817	-	2,473,817	230,438
Purchases of treasury shares	-	-	-	-
Withdrawal of treasury shares	-	-	-	-
Sales of treasury shares	-	-	-	-
On issue at December 31, 2013	54,223,817	1,750,000	52,473,817	50,230,438

On issue at January 1, 2014	54,223,817	1,750,000	52,473,817	52,473,817
Issuance of shares	76,826,849	-	76,826,849	64,065,200
Purchases of treasury shares	-	-	-	-
Withdrawal of treasury shares	-	-	-	-
Sales of treasury shares	-	-	-	-
On issue at December 31, 2014	131,050,666	1,750,000	129,300,666	116,539,017

On issue at January 1, 2015	131,050,666	1,750,000	129,300,666	129,300,666
Issuance of shares	28,158,283	-	28,158,283	25,842,099
Purchases of treasury shares	-	-	-	-
Withdrawal of treasury shares	-	-	-	-
Sales of treasury shares	-	-1,283,333	1,283,333	729,406
On issue at December 31, 2015	159,208,949	466,667	158,742,282	155,872,171

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Diluted earnings per share
For the twelve months ended December 31, 2015, the diluted earnings per share (in USD) amount to 2.22 (2014: -0.39 2013: -1.79). At December 31, 2014, 250 convertible Notes (2013: 1,348) and 30 PCPs (2013:0) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive (earnings per share would increase). At December 31, 2015, no instruments were excluded from the calculation of the diluted weighted average number of shares.
Number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options, restricted stock units, convertible notes and PCPs were to be converted into ordinary shares.
in shares	2015	2014	2013

Weighted average of ordinary shares outstanding (basic)	155,872,171	116,539,017	50,230,438

Effect of potential conversion of convertible Notes	88,689	1,079,047	18,949,134
Effect of potential conversion of PCPs	932,971	9,459,283	-
Effect of Share-based Payment arrangements	635,731	1,750,000	1,750,000

Weighted average number of ordinary shares (diluted)	157,529,562	128,827,347	70,929,572

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
On January 31, 2015, the last 250 remaining outstanding Notes due in January 2015, were redeemed at par.
On February 6, 2014, 30 of the 60 perpetual convertible preferred equity instruments issued on January 10, 2014, were converted to share capital through a contribution in kind. On February 6, 2015, the remaining 30 perpetual convertible preferred equity instruments were converted as well.
After all the conversions of the convertible Notes and the PCPs, there are no more remaining outstanding instruments at December 31, 2015 which can give rise to dilution, except for the share-based payment arrangements.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Note 15 - Interest-bearing loans and borrowings
in thousands of USD	Bank loans	Convertible and other Notes	Total
More than 5 years	-	-	-
Between 1 and 5 years	710,086	125,822	835,908
More than 1 year	710,086	125,822	835,908
Less than 1 year	137,677	-	137,677
At January 1, 2014	847,763	125,822	973,585

New loans	1,195,217	200,175	1,395,392
Scheduled repayments	(137,545)	-	(137,545)
Early repayments	(660,946)	(1,400)	(662,346)
Conversion	-	(109,700)	(109,700)
Other changes	(10,160)	39,600	29,440
Balance at December 31, 2014	1,234,329	254,497	1,488,826

More than 5 years	371,595	-	371,595
Between 1 and 5 years	716,431	231,373	947,804
More than 1 year	1,088,026	231,373	1,319,399
Less than 1 year	146,303	23,124	169,427
Balance at December 31, 2014	1,234,329	254,497	1,488,826

	Bank loans	Convertible and other Notes	Total
More than 5 years	371,595	-	371,595
Between 1 and 5 years	716,431	231,373	947,804
More than 1 year	1,088,026	231,373	1,319,399
Less than 1 year	146,303	23,124	169,427
At January 1, 2015	1,234,329	254,497	1,488,826

New loans	931,270	-	931,270
Scheduled repayments	(109,719)	(23,200)	(132,919)
Early repayments	(999,451)	(235,500)	(1,234,951)
Conversion	-	-	-
Other changes	(3,981)	4,203	222
Balance at December 31, 2015	1,052,448	-	1,052,448

More than 5 years	147,174	-	147,174
Between 1 and 5 years	805,252	-	805,252
More than 1 year	952,426	-	952,426
Less than 1 year	100,022	-	100,022
Balance at December 31, 2015	1,052,448	-	1,052,448

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Bank Loans
On April 3, 2009, the Group entered into a USD 300.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA as Agent and Security Trustee. This facility had an initial term of five years, which was amended to extend maturity by an additional four years until 2018. The Group used the proceeds of this facility to finance the acquisition of six vessels, Fraternity, Felicity, Cap Felix, Cap Theodora, Antarctica and Olympia, which were pledged as collateral under the loan, and for general corporate and working capital purposes. This facility, as amended, was repayable in consecutive quarterly installments and bore interest at LIBOR plus a margin of 3.40% per annum, plus applicable mandatory costs. On October 22, 2014, the Group repaid this loan in full using a portion of the borrowings under the USD 340.0 million Senior Secured Credit Facility. As of December 31, 2015 and December 31, 2014, there were no outstanding balances under this facility.
On June 22, 2011, the Group entered into a USD 750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA as Agent and Security Trustee. This facility was comprised of a USD 500.0 million term loan facility and a USD 250.0 million revolving credit facility, and had a term of six years. The main purpose of this facility was to repay and retire the USD 1,600 million facility signed in April 2005. This facility was secured by 22 of the Group's wholly-owned vessels. The term loan was repayable in 11 instalments of consecutive 6-month intervals, with the final repayment due at maturity in 2017. Each revolving advance was repayable in full on the last day of its applicable interest period. This facility, as amended, bore interest at LIBOR plus a margin of 3.0% per annum plus applicable mandatory costs. On September 1, 2015, the Group repaid this loan in full using a portion of the borrowings under the USD 750.0 million senior secured amortizing revolving credit facility concluded on August 19, 2015.
On December 23, 2011, the Group entered into a USD 65.0 million secured term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) to finance the acquisition of Alsace, which was mortgaged under the loan. This facility was repayable over a term of seven years in ten installments at successive six month intervals, each in the amount of USD 2.15 million together with a balloon installment of USD 43.5 million payable with (and forming part of) the tenth and final repayment on February 23, 2017. The interest rate was LIBOR plus a margin of 2.95% per annum plus applicable mandatory costs. This USD 65.0 million loan facility was repaid in full on September 1, 2015 using a portion of the borrowing under the USD 750.0 million senior secured amortizing revolving credit facility concluded on August 19, 2015.
On March 25, 2014, the Group entered into a USD 500.0 million senior secured credit facility with DNB Bank ASA, Nordea Bank Norge ASA, and Skandinaviska Enskilda Banken AB (publ). This facility bears interest at LIBOR plus a margin of 2.75% per annum and is repayable over a term of six years with maturity in 2020 and is secured by the fifteen (15) Very Large Crude Carriers (VLCC) from Maersk Tankers Singapore Pte Ltd. The proceeds of the facility have been drawn and used to partially finance the purchase price of the Maersk Acquisition Vessels. As of December 31, 2015 and December 31, 2014, the outstanding balances on this facility were USD 428.0 million and USD 476.0 million, respectively.
On October 13, 2014, the Group entered into a USD 340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V. as Agent and Security Trustee. Borrowings under this facility have been, or are expected to be, used to partially finance the acquisition of the four (4) modern Japanese built VLCC vessels ('the VLCC Acquisition Vessels') from Maersk Tankers Singapore Pte Ltd and to repay USD 153.1 million of outstanding debt and retire the Group's USD 300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a USD 148.0 million non-amortizing revolving credit facility and (ii) a USD 192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and, upon their respective deliveries, the VLCC Acquisition Vessels. On October 22, 2014 a first drawdown under this facility was made to repay the USD 300 million secured loan facility, followed by additional drawdowns on December 22, 2014 and December 23, 2014 for an amount of 60.3 million and 50.3 million following the delivery of the Hojo and Hakone respectively. On March 3, 2015 and April 13, 2015 additional drawdowns of 53.4 million and 50.4 million were made following the delivery of the Hirado and Hakata respectively. As of December 31, 2015 and December 31, 2014, the outstanding balances on this facility were USD 175.5 million and USD 235.2 million, respectively.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
On August 19, 2015, the Group entered into a USD 750.0 million senior secured amortizing revolving credit facility with a syndicate of banks led by DNB Bank ASA and Nordea Bank Norge ASA. The facility will be available for the purpose of (i) refinancing 21 vessels; (ii) financing four newbuilding VLCC vessels as well as (iii) Euronav's general corporate and working capital purposes. The credit facility will mature on 1 July 2022 and carries a rate of LIBOR plus a margin of 195 bps. As of December 31, 2015, the outstanding balance under this facility was USD 467.5 million.
On November 9, 2015, the Group entered into a USD 60.0 million unsecured revolving credit facility with KBC NV, acting as Bookrunning Mandated Lead Arranger and as Agent. As at the end of December 31, 2015, there was no outstanding balance under this facility.
These secured bank loans contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the table below. For more details on these, please see "Capital management" in Note 19.
Undrawn borrowing facilities
At December 31, 2015, Euronav and its fully-owned subsidiaries have undrawn credit line facilities amounting to USD 291.1 million (2014: EUR 10.0 million).
Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:
in thousands of USD				December 31, 2015			December 31, 2014
Curr.		Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels loan	USD	libor +3.00%	2017	-	-	-	253,409	253,409	252,400
Secured vessels Revolving loan*	USD	libor +3.00%	2017	-	-	-	230,372	230,372	230,000
Secured vessels loan	USD	libor +2.25%	2021	175,476	175,476	172,778	132,829	132,829	129,485
Secured vessels Revolving loan*	USD	libor +2.25%	2021	147,559	-	-	102,388	102,388	102,388
Secured vessels loan	USD	libor +2.75%	2020	428,000	428,000	420,320	476,000	476,000	465,956
Secured vessels loan	USD	libor +2.95%	2017	-	-	-	54,250	54,250	54,100
Secured vessels Revolving loan*	USD	libor +1.95%	2022	551,023	467,500	459,350	-	-	-
Unsecured bank facility	EUR	euribor +1.00%	2015	-	-	-	10,000	-	-
Unsecured bank facility	USD	libor +2.25%	2020	60,000	-	-	-	-	-
Total interest-bearing bank loans				1,362,058	1,070,976	1,052,448	1,259,248	1,249,248	1,234,329

The facility amount of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.
* The total amount available under the Revolving Credit Facility depends on the total value of the fleet of tankers securing the facility.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Convertible and other notes
in thousands of USD				December 31, 2015			December 31, 2014
Curr.		Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured convertible Notes	USD	6.50%	2015	-	-	-	25,000	25,000	23,124
Unsecured Notes	USD	5.95%	2021	-	-	-	235,500	235,500	231,373
Total convertible and other Notes				-	-	-	260,500	260,500	254,497

On September 24, 2009, the Group issued USD 150.0 million fixed rate senior unsecured convertible Notes, due 2015. The Notes were issued at 100 per cent of their principal amount and bore interest at a rate of 6.5 per cent per annum, payable semi-annually in arrears. The initial conversion price was EUR 16,283750 (or USD 23,168520 at EUR/USD exchange rate of 1,4228) per share and was set at a premium of 25 per cent to the volume weighted average price of Euronav's ordinary shares on Euronext Brussels on September 3, 2009.
In the course of the first quarter 2012, the Group repurchased 68 Notes of its USD 150 million fixed rate senior unsecured Notes, due 2015. In 2013, the Group offered to exchange the Notes against a new Note which bore the same interest rate of 6.5% but which would mature in 2018 and would have a lower conversion price of EUR 5.65. The exchange offer resulted in USD 125.0 million of Notes (face value) being exchanged for new Notes, including the 68 Notes acquired by the Group in 2012.  In the second quarter of 2013, the Group bought back an additional 5 of its Notes due in 2015, while selling in the third quarter of 2013 the 68 Notes due in 2018 it held after the above exchange.  During the period from November 12, 2013 through April 22, 2014, the Group issued an aggregate of 20,969,473 existing ordinary shares upon conversion of USD 124.9 million in aggregate principal amount of 1,249 convertible Notes due 2018 at the holders' option.  On February 20, 2014, the Group exercised its right to redeem all of the remaining convertible Notes due in 2018. On April 9, 2014, the Group redeemed the last convertible note due 2018.
On January 31, 2015, the Group redeemed the 250 remaining outstanding fixed rate unsecured convertible Notes due 2015 with a face value of USD 100,000 each, at par.
On February 4, 2014, the Group issued USD 235.5 million 7-year bonds. These bonds were issued at 85 per cent of their principal amount and bore interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears. The interest rate would increase to 8.5% per annum for the second and third year and would increase again to 10.20% per annum from year four until maturity. The bonds were at any time redeemable by Euronav at par. These bonds were fully repaid on February 19, 2015 using the proceeds of the initial public offering in the US. Of the on issue discount (USD 35.3 million) and the transaction costs (USD 0.7 million), USD 31.9 million was recognized in finance expenses in 2014 and USD 4.1 million was recognized in finance expenses in 2015 (see Note 6). These amounts are also reflected under the heading 'Other changes' in the table above.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Convertible notes
in thousands of USD	2015	2014

Carrying amount of liability at the beginning of period	23,124	125,822
Interest	-	867
Amortization of transaction costs	76	68
Buyback of convertible Notes	-	(1,354)
Redemption of convertible Notes	(23,200)	-
Conversion of convertible Notes	-	(102,279)
Carrying amount of liability at the end of the period	-	23,124

Transaction and other financial costs
In 2015, the Group noted a decrease in finance expenses (2015: USD -50.9 million, 2014: USD -96.0 million, 2013: -54.6 million) mainly due to the repayment of the convertible Notes and the USD 235.5 million 7-year bonds. Amortization of transaction costs is reflected under the heading 'Other changes' in the table above.
Note 16 - Non-current other payables
in thousands of USD	Fair Value derivatives	Sellers Credit	Advances on Contracts	TOTAL
More than 5 years	-	-	489	489
Between 1 and 5 years	-	-	-	-
Balance at 31 December 2014	-	-	489	489

	Fair Value derivatives	Sellers Credit	Advances on Contracts	TOTAL
More than 5 years	-	-	590	590
Between 1 and 5 years	-	-	-	-
Balance at December 31, 2015	-	-	590	590

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Notes to the consolidated financial statements for the year ended December 31, 2015
Note 17 - Employee benefits
The amounts recognized in the balance sheet are as follows:
in thousands of USD	December 31, 2015	December 31, 2014	December 31, 2013

Net liability at beginning of period	(2,108)	(1,900)	(2,166)

Recognized in profit or loss	(108)	(85)	86
Recognized in other comprehensive income	(44)	(393)	263
Foreign currency translation differences	222	270	(83)
Net liability at end of period	(2,038)	(2,108)	(1,900)

Present value of funded obligations	(852)	(1,525)	(1,495)
Fair value of plan assets	539	1,145	1,215
	(313)	(380)	(280)
Present value of unfunded obligations	(1,725)	(1,728)	(1,620)
Net liability	(2,038)	(2,108)	(1,900)

Amounts in the balance sheet:
Liabilities	(2,038)	(2,108)	(1,900)
Assets	-	-	-
Net liability	(2,038)	(2,108)	(1,900)

Liability for defined benefit obligations
The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement.
One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plan - are uninsured and unfunded.
The Group expects to contribute the following amount to its defined benefit pension plans in 2016: USD 43,245.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Notes to the consolidated financial statements for the year ended December 31, 2015
Note 18 - Trade and other payables - current
in thousands of USD	December 31, 2015	December 31, 2014

Trade payables	23,034	21,844
Accrued payroll	2,719	2,464
Dividends payable	7	8
Derivatives	-	-
Accrued expenses	35,189	36,838
Accrued interest	1,043	14,026
Deferred income	16,860	10,248
Other payables	226	10,127
Sellers credit	-	30,000
Total trade and other payables	79,078	125,555

The amount under other payables as at December 31, 2014 primarily related to the option fee received in January 2011 in cash to sell the VLCC Antarctica (2009 - 315,981 dwt). The Antarctica was sold in 2015 and the corresponding USD 10.0 million was deducted from the sale price. In 2015, the sellers credit in the amount of USD 30.0 million was repaid.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Notes to the consolidated financial statements for the year ended December 31, 2015
Note 19 - Financial instruments - Market and other risks
Carrying amounts and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as sellers credit and trade and other receivables and payables.
	Carrying Amount				Fair value
in thousands of USD	Fair value - Hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2014

Financial assets not measured at fair value
Non-current receivables (Note 10)	-	258,447	-	258,447	-	-	-	-
Trade and other receivables * (Note 11)	-	163,241	-	163,241	-	-	-	-
Cash and cash equivalents (Note 12)	-	254,086	-	254,086	-	-	-	-
	-	675,774	-	675,774	-	-	-	-

Financial liabilities measured at fair value
Interest rate swaps used for hedging	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-

Financial liabilities not measured at fair value
Secured bank loans (Note 15)	-	-	1,234,329	1,234,329	-	1,249,248	-	1,249,248
Unsecured bank loans (Note 15)	-	-	-	-	-	-	-	-
Unsecured convertible Notes (Note 15)	-	-	23,124	23,124	25,048	-	-	25,048
Unsecured other Notes (Note 15)	-	-	231,373	231,373	236,202	-	-	236,202
Trade and other payables * (Note 18)	-	-	115,307	115,307	-	-	-	-
Advance received on Contracts (Note 16)	-	-	489	489	-	-	-	-
	-	-	1,604,622	1,604,622	261,249	1,249,248	-	1,510,497

December 31, 2015

Financial assets not measured at fair value
Non-current receivables (Note 10)	-	259,908	-	259,908	-	-	-	-
Trade and other receivables * (Note 11)	-	198,678	-	198,678	-	-	-	-
Cash and cash equivalents (Note 12)	-	131,663	-	131,663	-	-	-	-
	-	590,249	-	590,249	-	-	-	-

Financial liabilities measured at fair value
Interest rate swaps used for hedging	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-

Financial liabilities not measured at fair value
Secured bank loans (Note 15)	-	-	1,052,448	1,052,448	-	1,070,976	-	1,070,976
Unsecured bank loans (Note 15)	-	-	-	-	-	-	-	-
Unsecured convertible Notes (Note 15)	-	-	-	-	-	-	-	-
Unsecured other Notes (Note 15)	-	-	-	-	-	-	-	-
Trade and other payables * (Note 18)	-	-	62,218	62,218	-	-	-	-
Advance received on Contracts (Note 16)	-	-	590	590	-	-	-	-
	-	-	1,115,256	1,115,256	-	1,070,976	-	1,070,976

* Deferred charges (see Note 11) and deferred income (see Note 18), which are not financial assets (liabilities) are not included.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
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
Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Debt Securities (consisting of unsecured other notes)	Market comparison technique: The valuation is based on the market price of the traded instruments. The contracts are traded in an active market and the quotes reflect the actual transactions.	Not applicable

Other financial liabilities (consisting of secured and unsecured bank loans)	Discounted cash flow	Not applicable

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Transfers between Level 1 and 2
There were no transfers in either direction in 2013, 2014 and 2015.
Financial risk management
In the course of its normal business, the Group is exposed to following risks:
Credit risk
Liquidity risk
Market risk (Tanker market risk, interest rate risk and currency risk)
Credit risk
Trade and other receivables
The Group has no formal credit policy.  Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. In particular, the sole client representing 11% of the Tankers segment's total revenue in 2015 (see Note 2) only represented 2% of the total trade and other receivables at December 31, 2015 (2014: 3%, 2013: 0.48%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.
The ageing of trade and other receivables is as follows:
in thousands of USD	2015	2014

Not past due	206,771	177,062
Past due 0-30 days	5,569	3,301
Past due 31-365 days	4,216	13,609
More than one year	2,524	761
Total trade and other receivables	219,080	194,733

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Non current receivables mainly consist of shareholder's loans to joint ventures (see Note 10). As at December 31,2015 and December 31,2014, these receivables were not past due (no maturity date) and not impaired.
Past due amounts are not impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2015 58.32% (2014: 46.15%) of the total trade and other receivables relate to TI Pool which are paid after completion of the voyages but which only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness is very high. Amounts not past due are also with customers with very high credit worthiness and are therefore not impaired.
Cash and cash equivalents
The Group held cash and cash equivalents of USD 131.7 million at December 31, 2015 (2014: USD 254.1 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 12).
Derivatives
The derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.
Guarantees
The Group's policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 31, 2015, the Group has issued a guarantee to certain banks in respect of credit facilities granted to 6 joint ventures (see Note 25).
Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. Despite the crisis on the financial markets since the summer of 2008, the liquidity risk of the Group remains under control. The sources of financing have been diversified with the first issuance of a convertible Note in September 2009 and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.
The following are the remaining contractual maturities of financial liabilities:
	Contractual cash flows December 31, 2014
in thousands of USD	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans (Note 15)	1,234,329	1,379,638	185,372	815,364	378,902
Convertible Notes (Note 15)	254,497	300,933	43,358	257,575	-
Current trade and other payables * (Note 18)	115,307	115,307	115,307	-	-
Non-current other payables (Note 16)	-	-	-	-	-
	1,604,133	1,795,878	344,037	1,072,939	378,902

Derivative financial liabilities
Interest rate swaps (Note 16)	-	-	-	-	-
Forward exchange contracts (Note 16)	-	-	-	-	-
	-	-	-	-	-

	Contractual cash flows December 31, 2015
in thousands of USD	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans (Note 15)	1,052,448	1,174,016	108,395	906,286	159,335
Convertible and other Notes (Note 15)	-	-	-	-	-
Current trade and other payables * (Note 18)	62,218	62,218	62,218	-	-
Non-current other payables (Note 16)	-	-	-	-	-
	1,114,666	1,236,234	170,613	906,286	159,335

Derivative financial liabilities
Interest rate swaps (Note 16)	-	-	-	-	-
Forward exchange contracts (Note 16)	-	-	-	-	-
	-	-	-	-	-

* Deferred income (see Note 18), which are not financial assets (liabilities) are not included.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. For more details on these covenants, please see "capital management" below. The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rate change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

in thousands of USD	Interest swaps with hedge accounting	Interest swaps with no hedge accounting	Forward exchange contracts used for hedging	TOTAL

Dirty value	(1,443)	-	-	(1,443)
Accrued Interest	152	-	-	152
Clean value at January 1, 2014	(1,291)	-	-	(1,291)

Effective portion recognized directly in OCI	1,291	-	-	1,291
Ineffective portion recognized in profit or loss	-	-	-	-

Dirty value	-	-	-	-
Accrued Interest	-	-	-	-
Clean value at December 31, 2014 (Note 16)	-	-	-	-

Dirty value	-	-	-	-
Accrued Interest	-	-	-	-
Clean value at January 1, 2015 (Note 16)	-	-	-	-

Effective portion recognized directly in OCI	-	-	-	-
Ineffective portion recognized in profit or loss	-	-	-	-

Dirty value	-	-	-	-
Accrued Interest	-	-	-	-
Clean value at December 31, 2015 (Note 16)	-	-	-	-

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Market risk
Tanker market risk
The Spot Tanker freight market is a highly volatile global market and the Group cannot predict what the market will be. In order to manage the risk associated to this volatility, the Group has adopted a balanced strategy of operating part of its fleet on the spot market and the other part under fixed time charter contracts. The proportion of vessels operated on the spot will vary according to the many factors affecting both the spot and fixed time charter contract markets.
Every increase (decrease) of 1,000 USD on a Spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by the amounts shown below:
effect in thousands of USD	2015		2014		2013
	Profit or loss		Profit or loss		Profit or loss
	1000 USD	1000 USD	1000 USD	1000 USD	1000 USD	1000 USD
	increase	decrease	increase	decrease	increase	decrease
	12,972	(12,972)	9,941	(9,941)	6,836	(6,836)

Interest rate risk
In the past the Group hedged part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group uses various interest rate related derivatives (Interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2015, the Group has no such instruments in place.
The Group, in connection to the USD 300 million facility raised in April 2009 also entered in several Interest Rate Swap instruments for a combined notional value of USD 300 million.  These IRSs have been used to hedge the risk related to any fluctuation of the Libor rate and qualified for hedging instruments in a cash flow hedge relationship under IAS 39. These instruments have been measured at their fair value; effective changes in fair value have been recognized in equity and the ineffective portion has been recognized in profit or loss. These IRS had a duration of 5 years matching the repayment profile of that facility and matured in April 2014 and as a consequence the fair value of these instruments at December 31, 2015 and December 31, 2014 amounted to USD 0 (2013: USD -1,291,121).
At the reporting date the interest rate profile of the Group's interest-bearing financial liabilities was:
	Carrying amount

in thousands of USD	2015	2014

Fixed rate instruments
Financial assets	-	-
Financial liabilities	-	254,497
	-	254,497

Variable rate instruments
Financial liabilities	1,052,448	1,234,329
	1,052,448	1,234,329

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Fair value sensitivity analysis for fixed rate instruments
The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss nor equity.
Cash flow sensitivity analysis for variable rate instruments
A change of 50 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.
	Profit or loss		Equity
	50 bp	50 bp	50 bp	50 bp
effect in thousands of USD	increase	decrease	increase	decrease

31 December 2013
Variable rate instruments	(4,382)	4,382	-	-
Interest rate swaps	-	-	264	(11)
Cash flow sensitivity (net)	(4,382)	4,382	264	(11)

31 December 2014
Variable rate instruments	(4,257)	4,257	-	-
Interest rate swaps	-	-	-	-
Cash flow sensitivity (net)	(4,257)	4,257	-	-

31 December 2015
Variable rate instruments	(5,670)	5,670	-	-
Interest rate swaps	-	-	-	-
Cash flow sensitivity (net)	(5,670)	5,670	-	-

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Currency risk
The Group's exposure to currency risk is related to its operating expenses expressed in Euros. In 2015 about 17.4% (2014: 13.5%, 2013: 18.3%) of the Group's total operating expenses were incurred in Euros. Revenue and the financial instruments are expressed in USD only.
	December 31, 2015		December 31, 2014		December 31, 2013

in thousands of USD	EUR	USD	EUR	USD	EUR	USD

Trade payables	(9,913)	(13,121)	(8,646)	(13,198)	(11,227)	(21,129)
Operating expenses	(89,457)	(425,806)	(65,691)	(421,300)	(67,985)	(302,879)
For the average and closing rates applied during the year, we refer to Note 27.

Euronav has entered into an agreement with a third party financial advisor with the aim to manage the risk from adverse movements in EUR/USD exchange rates. The program uses a financial trading strategy called Currency Overlay Management strategy which manages the equivalent of EUR 40.0 million exposures on a yearly basis. The currency overlay manager conducts foreign-exchange hedging by selectively placing and removing hedges to achieve the objectives set by us. Under this program no instruments were outstanding as at December 31, 2015.
The net impact of this program on the Group's consolidated statement of profit or loss for the year ending December 31, 2015 was a loss of USD 1,045,464 (2014: loss of USD 85,988, 2013: loss of USD 639,438)
Sensitivity analysis
A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
in thousands of USD	2015	2014	2013

Equity	473	662	74
Profit or loss	(9,565)	(9,124)	(8,179)

A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
Master netting or similar agreements
The Group enters into derivative transactions under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owned by each counterparty on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other.
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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
•	an amount of current assets that, on a consolidated basis, exceeds current liabilities. Current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year;
•	an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least USD 50.0 million or 5% of the Group's total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
•	an amount of cash of at least USD 30.0 million; and
•	a ratio of Stockholders' Equity to Total Assets of at least 30%
Further, the Group's loan facilities generally include an asset protection clause whereby the fair market value of collateral vessels should be at least 125% of the aggregate principal amount outstanding under the respective loan.
The credit facilities discussed above also contain restrictions and undertakings which may limit the Group and the Group's subsidiaries' ability to, among other things:
•	effect changes in management of the Group's vessels;
•	transfer or sell or otherwise dispose of all or a substantial portion of the Group's assets;
•	declare and pay dividends, (with respect to each of the Group's joint ventures, other than Seven Seas Shipping Limited, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and
•	incur additional indebtedness.
A violation of any of these financial covenants or operating restrictions contained in the credit facilities may constitute an event of default under these credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by the Group's lenders, provides them with the right to, among other things, require the Group to post additional collateral, enhance equity and liquidity, increase interest payments, pay down indebtedness to a level where the Group is in compliance with loan covenants, sell vessels in the fleet, reclassify indebtedness as current liabilities and accelerate indebtedness and foreclose liens on the vessels and the other assets securing the credit facilities, which would impair the Group's ability to continue to conduct business.
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
As of December 31, 2015 and December 31, 2014, the Group was in compliance with all of the covenants contained in the debt agreements.
It is the Company's dividend policy to distribute 80% of the net earnings for each fiscal year, excluding exceptional items such as gains on the disposal of vessels.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Note 20 - Operating leases
Leases as lessee
Future minimum lease payments
The Group leases in some of its vessels under time charter and bare boat agreements (operating leases). The future minimum lease payments with an average duration of 10 months under non-cancellable leases are as follows:
in thousands of USD	December 31, 2015	December 31, 2014

Less than 1 year	(15,012)	(16,036)
Between 1 and 5 years	-	(6,110)
More than 5 years	-	-
Total future lease payments	(15,012)	(22,146)

Options to extend the charter period, if any, have not been taken into account when calculating the future minimum lease payments.
Non-cancellable operating lease rentals for office space and company cars with an average duration of 4 years are payable as follows:
in thousands of USD	December 31, 2015	December 31, 2014

Less than 1 year	(2,448)	(2,439)
Between 1 and 5 years	(6,826)	(8,174)
More than 5 years	(2,665)	(4,233)
Total non-cancellable operating lease rentals	(11,939)	(14,846)

Amounts recognized in profit and loss

in thousands of USD	2015	2014	2013

Bareboat charter	-	(3,584)	(3,002)
Time charter	(25,849)	(32,080)	(18,029)
Office rental	(2,581)	(1,579)	(1,141)
Total recognized in profit and loss	(28,430)	(37,243)	(22,172)

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Leases as lessor
The Group leases out some of its vessels under time charter agreements (operating leases). The future minimum lease receivables with an average duration of 1 year and 7 months under non-cancellable leases are as follows:
Future minimum lease receivables
in thousands of USD	December 31, 2015	December 31, 2014

Less than 1 year	217,480	136,304
Between 1 and 5 years	168,416	154,842
More than 5 years	-	-
Total future lease receivables	385,896	291,146

On some of the abovementioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.
At December 31, 2015, Euronav and its subsidiaries, without joint ventures, have future minimum lease receivables less than one year of USD 152,1 million (2014: USD 72.5 million) and future minimum lease receivables between one and five years of USD 126.5 million (2014: USD 55.3 million).
Non-cancellable operating lease rentals for office space with an average duration of 6 years are receivable as follows:
in thousands of USD	December 31, 2015	December 31, 2014

Less than 1 year	948	837
Between 1 and 5 years	3,360	3,349
More than 5 years	1,854	2,791
Total non-cancellable operating lease rentals	6,162	6,977

The above operating lease rentals receivable relate entirely to the Group's leased offices for Euronav UK.
Euronav UK has sublet part of the office space to five different subtenants, of which four starting in 2014 and one in 2015.
Amounts recognized in profit and loss
in thousands of USD	2015	2014	2013

Bareboat charter	-	-	-
Time charter	126,091	132,118	133,396
Office rental	879	337	-
Total amounts recognized in profit and loss	126,970	132,455	133,396

Note 21 - Provisions & Contingencies
The Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could materially affect the Group's financial position.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
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
in thousands of EUR	2015	2014	2013

Total remuneration	1,591	1,401	1,189

The Remuneration Committee annually reviews the remuneration of the members of the Executive Committee.  The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:
in thousands of EUR	2015	2014	2013

Total fixed remuneration	2,302	3,864	1,081
of which
Cost of pension	35	32	32
Share-based payments	1,126	2,796	128
Other benefits	57	55	51

Total variable remuneration	1,382	734	700

All amounts mentioned above refer to the Executive Committee in its official composition throughout 2015.
The remuneration of the CEO can be summarized as follows:
in thousands of GBP	2015	2014	2013

Total fixed remuneration	738	1,100	380
of which
Cost of pension	0	13	50
Share-based payments	333	725	35
Other benefits	11	11	11

Total variable remuneration	530	295	268

Within the framework of a stock option plan, the board of directors has granted on December 16, 2013 options on its 1,750,000 treasury shares to the members of the executive committee for no consideration. 525,000 options were granted to the CEO and 1,225,000 options were granted to the other members of the executive committee. The exercise price of the options was EUR 5.7705. All of the beneficiaries have accepted the options granted to them. In 2015 1,283,333 options were exercised. At the date of this report all of the remaining options are vested. In addition, the board of directors has granted on February 12, 2015 236,590 options and 65,433 restricted stock units within the framework of a long term incentive plan. Vested stock options may be exercised until 13 years after the grant date (see Note 23).

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Relationship with CMB
In 2004, Euronav split from Compagnie Maritime Belge (CMB) and currently both have Saverco as a reference shareholder. CMB used to render some administrative and general services. In 2015 CMB invoiced a total amount of USD 0 (2014: USD 17,745, 2013: USD 61,895).
Relationship with Saverco
Saverco, a reference shareholder of Euronav, has rendered travel services to Euronav on a transactional basis. In 2015, Saverco invoiced a total amount of USD 0 (2014: USD 15,828, 2013: 25,533).
Properties
The Group leases office space in Belgium from Reslea N.V., an entity controlled by Saverco, a reference shareholder of Euronav. Under this lease, the Group paid an annual rent of USD 178,104 in 2015 (2014: USD 207,738 , 2013: USD 199,032). This lease expires on August 31, 2021.
The Group leases office space, through our subsidiary Euronav Ship Management Hellas, in Piraeus, Greece, from Nea Dimitra Ktimatiki Kai Emporik S.A., an entity controlled by Ceres Shipping. Mr. Livanos, a former member of our board acting as permanent representative of TankLog until his resignation on December 3, 2015, is the Chairman and sole shareholder of Ceres Shipping. Under this lease, the Group paid an annual rent of USD 184,791 in 2015 (2014: USD 198,822, 2013: USD 188,040). This lease expires on December 31, 2017.
The Group subleases office space in its new London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to sublease agreements, dated September 25, 2014, with GasLog Services UK Limited and Unisea Maritime Limited, both parties related to Peter Livanos. Under these subleases, the Company received in 2015 a rent of USD 495,507 (2014: USD 169,052, 2013: USD 0). This sublease expires on April 27, 2023.
The Company also subleases office space in its new London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated 25 September 2014, with Tankers (UK) Agencies Limited, a wholly-owned subsidiary of Tankers International LLC, of which the Group owns 40 per cent of the outstanding interests. Under this sublease, the Company received in 2015 a rent of USD 260,108 (2014: USD 88,738, 2013: USD 0). This sublease expires on April 27, 2023.
Registration Rights
On January 28, 2015 the Group entered into a registration rights agreement with companies affiliated with our former Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our former Vice Chairman, Marc Saverys, or the Saverco Shareholders.
Pursuant to the registration rights agreement, each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will be able to piggyback on the others' demand registration. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group's shares is declared effective. Once we are eligible to do so, commencing 12 calendar months after the Ordinary Shares have been registered under the Exchange Act, the Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for non-compliance with the registration rights agreement. At December 31, 2015, no rights were exercised by any of the parties under the registration rights agreement.

EURONAV NV
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Transactions with subsidiaries and joint ventures
On March 15, 2013, the Group sold the Suezmax Cap Isabella (2013 – 157,258 dwt) to Belle Shipholdings Ltd. Peter Livanos, at that time the vice-chairman of the board of directors of the Group directly or indirectly holds an important participation in Belle Shipholdings Ltd. Peter Livanos, as the permanent representative of Tanklog Holdings Ltd., notified Euronav's board of directors which met on March 14, 2013, that pursuant to the provisions of the Belgian Code of Companies relating to the existence of conflicts of interest, he had a direct or indirect patrimonial interest that conflicts with the interests of the Company in respect of this sale and therefore, did not participate in the deliberation or the vote that authorized the Group to sell the Cap Isabella on the basis of current market values.
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
A majority of Euronav NV's Suezmaxes operating in the spot market participate in an internal Revenue Sharing Agreement, or RSA, together with four Suezmaxes owned by joint ventures of which Euronav owns 50%. Under the RSA, each vessel owner is responsible for its own costs, including voyage-related expenses, but will share in the net revenues, after the deduction of voyage-related expenses, retroactively on a semi-annual basis. Calculation of allocations and contributions under the RSA are based on a pool points system and are paid after the deduction of the pool fee to Euronav NV, as pool manager, from the gross pool income. If this RSA had not been in place, the Group's profit for the year ended December 31, 2015 would have been impacted with  USD (0.9) million  (2014: USD 1.2 million, 2013: 1.7 million).
Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:
As of and for the year ended December 31, 2014
in thousands of USD	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	577	-	172,055	302	-
TI Asia Ltd	325	-	93,337	361	-
Fiorano Shipholding Ltd	150	336	26,416	556	-
Fontvieille Shipholding Ltd	1,906	150	27,792	522	-
Larvotto Shipholding Ltd	192	323	24,191	565	-
Moneghetti Shipholding Ltd	205	342	19,623	587	-
Great Hope Enterprises Ltd	-	-	-	-	9,410
Kingswood Co. Ltd	-	-	-	-	-
Total	3,355	1,151	363,414	2,893	9,410

As of and for the year ended December 31, 2015
in thousands of USD	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income
TI Africa Ltd	366	-	149,615	360	-
TI Asia Ltd	247	-	72,397	360	-
Fiorano Shipholding Ltd	110	32	28,141	687	-
Fontvieille Shipholding Ltd	176	30	23,507	753	-
Larvotto Shipholding Ltd	770	21	26,141	653	-
Moneghetti Shipholding Ltd	2,114	44	17,949	609	-
Great Hope Enterprises Ltd	-	-	-		275
Kingswood Co. Ltd	-	-	-		-
Total	3,783	127	317,749	3,423	275

John Michael Radziwill, one of our directors,  serves as an advisor of SCP Clover Maritime, a company that manages assets and investments of Mr. John Radziwill, his father, and specifically for Bretta Tanker Holdings, Inc., the joint venture partner of Euronav in the four joint ventures formed for the purpose of ordering and owning four Suezmax tankers through the following holding companies: Fiorano shipholding limited, Fontvieille shipholding limited, Larvotto shipholding limited and Moneghetti shipholding limited.
Guarantees
The Group has provided guarantees to financial institutions that have provided credit facilities to its joint ventures. As of December 31, 2015 USD 251.6 million (2014: USD 319.8 million) was outstanding under the joint venture loan agreements, of which the Group has guaranteed USD 125.8 million (2014: USD 159.9 million) (see Note 25).

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Notes to the consolidated financial statements
for the year ended December 31, 2015
Note 23 - Share-based Payment arrangements
Description of share-based payment arrangements:
At December 31, 2015, the Group had the following share-based payment arrangements:
Share option programs (Equity-settled)
On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel.
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

In addition, 50% of the options can only be exercised at the earliest if the shares of the Group are admitted for listing in a recognized US listing exchange platform (the "listing event"). The other 50% can only be exercised one year after the listing event. If the Group's shares had not been listed on a US listing exchange, then only 2/3 of the shares would be exercisable and would have to meet the first 2 vesting conditions listed above.
Long term incentive plan (Equity-settled)
The Group's Board of Directors has implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years at anniversary date and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date.
Measurement of Fair Value
The fair value of the employee share options under the 2013 program and the 2015 LTIP has been measured using the Black-Scholes formula. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
The inputs used in measurement of the fair values at grant date for the equity-settled share option programs were as follows:
Figures in EUR	Share option program 2013			LTIP 2015
	Tranche 1	Tranche 2	Tranche 3	Tranche 1	Tranche 2	Tranche 3
Fair value at grant date	2.270	2.260	2.120	1.853	1.853	1.853
Share price at grant date	6.070	6.070	6.070	10.050	10.050	10.050
Exercise price	5.770	5.770	5.770	10.0475	10.0475	10.0475
Expected volatility (weighted average)	40%	40%	40%	39.63%	39.63%	39.63%
Expected life (Days) (weighted average)	303	467	730	365	730	1,095
Expected dividends	-	-	-	8%	8%	8%
Risk-free interest rate	1%	1%	1%	0.66%	0.66%	0.66%

Expected volatility has been based on an evaluation of the historical volatility of the Company's share price, particularly over the historical periods commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior using a Monte Carlo simulation.
The fair value of the RSUs under the 2015 LTIP was measured with reference to the Euronav share price at the grant date. All of the RSUs granted on February 12, 2015 remained outstanding as of December 31, 2015 and had not yet vested.
Expenses recognized in profit or loss
For details on related employee benefits expense see Note 5.
Reconciliation of outstanding share options
The number and weighted-average exercise prices of options under the 2013 program and the 2015 LTIP are as follows:

Figures in EUR	Number of options 2015	Weighted average exercise price 2015	Number of options 2014	Weighted average exercise price 2014
Outstanding at January 1	1,750,000	5.770	1,750,000	5.770
Forfeited during the year	-	-	-	-
Exercised during the year	(1,283,333)	5.770	-	-
Granted during the year	236,590	10.0475	-	-
Outstanding at December 31	703,257	7.209	1,750,000	5.770
Vested at December 31	466,667	-	1,166,167	-

In May 2015, the holders exercised 2/3 of the share options under the 2013 program which resulted in the sale of 1,166,666 treasury shares. In December 2015 an additional 116,667 of share options were exercised under the 2013 program, resulting in the sale of a corresponding number of treasury shares. In February 2015 236,590 share options were granted related to the 2015 long term incentive plan.
The weighted-average share price at the date of exercise for the share options exercised in 2015 was EUR 11.65 (2014 and 2013: no share options exercised)

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Note 24 - Group entities
Country of incorporation		Consolidation method	Ownership interest

			December 31, 2015	December 31, 2014	December 31, 2013
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%

Subsidiaries
Euronav Tankers NV	Belgium	full	100.00%	100.00%	NA
Euronav Shipping NV	Belgium	full	100.00%	100.00%	NA
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Ltd	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Shipmanagement (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore	Singapore	full	100.00%	NA	NA

Joint ventures

Africa Conversion Corp.	Marshall Islands	equity	NA	50.00%	50.00%
Asia Conversion Corp.	Marshall Islands	equity	NA	50.00%	50.00%
Fiorano Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Fontvieille Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Great Hope Enterprises Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Kingswood Co. Ltd	Marshall Islands	equity	50.00%	50.00%	50.00%
Larvotto Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Moneghetti Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Seven Seas Shipping Ltd	Marshall Islands	equity	50.00%	50.00%	50.00%
TI Africa Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
TI Asia Ltd	Hong Kong	equity	50.00%	50.00%	50.00%

Associates

Tankers International LLC	Marshall Islands	equity	40.00%	40.00%	40.00%
VLCC Chartering Ltd	Marshall Islands	equity	20.00%	20.00%	NA

Although the Group has an economic interest in Tankers International LLC of 62.86% (2014: 74.20%), which is based on the percentage of owned vessels participating in the Tankers International Pool, the Group has no majority of voting rights as this is based on the actual shares owned by the Group which is only 40 per cent. Therefore Tankers International LLC is accounted for as an associate.
In 2015 two joint ventures, Asia Conversion Corporation and Africa Conversion Corporation, have been dissolved.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Notes to the consolidated financial statements
 for the year ended December 31, 2015
Note 25 - Equity-accounted investees
in thousands of USD	December 31, 2015	December 31, 2014

Assets
Interest in joint ventures	20,425	16,305
Interest in associates	1,212	1,027
TOTAL Assets	21,637	17,332

Liabilities
Interest in joint ventures	-	(5,880)
Interest in associates	-	-
TOTAL Liabilities	-	(5,880)

Associates
In thousands of USD
	December 31, 2015	December 31, 2014
Carrying amount of interest at the beginning of the year	1,027	409
Group's share of profit (loss) for the period	185	618
Group's share of other comprehensive income	-	-
Carrying amount of interest at the end of the year	1,212	1,027

The Group distinguishes the following associates:
Associate	Segment	Description
Tankers International LLC	Tankers	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
VLCC Chartering Ltd	Tankers	Chartering joint venture that has the combined access to the combined fleets of Frontline and Tankers International Pool

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

Joint ventures

In thousands of USD	Asset		Liability
	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Gross balance	(134,223)	381,447	(5,880)	-
Offset investment with shareholders loan	155,298	(155,298)	-	-
Balance at January 1, 2013	21,075	226,150	(5,880)	-

Group's share of profit (loss) for the period	17,444	-	-	-
Group's share of other comprehensive income	3,077	-	-	-
Capital increase/(decrease) in joint ventures	3,000	-	-	-
Dividends received from joint ventures	-	-	-
Movement shareholders loans to joint ventures	-	11,475	-	-

Gross balance	(110,702)	392,922	(5,880)	-
Offset investment with shareholders loan	133,406	(133,406)	-	-
Balance at December 31, 2013	22,704	259,516	(5,880)	-

Group's share of profit (loss) for the period	29,668	-	-	-
Group's share of other comprehensive income	2,106	-	-	-
Capital increase/(decrease) in joint ventures	(1,000)	-	-	-
Dividends received from joint ventures	(9,410)	-	-
Movement shareholders loans to joint ventures	-	(29,508)	-	-

Gross balance	(89,338)	363,414	(5,880)	-
Offset investment with shareholders loan	105,643	(105,643)	-	-
Balance at December 31, 2014	16,305	257,771	(5,880)	-

Group's share of profit (loss) for the period	51,407	-	-	-
Group's share of other comprehensive income	1,610	-	-	-
Capital increase/(decrease) in joint ventures	(1,500)	-	5,880	-
Dividends received from joint ventures	(275)	-	-	-
Movement shareholders loans to joint ventures	-	(45,665)	-	-

Gross balance	(38,095)	317,749	-	-
Offset investment with shareholders loan	58,520	(58,520)	-	-
Balance at December 31, 2015	20,425	259,229	-	-

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
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
The Group distinguishes the following joint ventures:
Joint venture	Segment	Description
Great Hope Enterprises Ltd	Tankers	Single ship company, owner of 1 VLCC
Kingswood Co. Ltd	Tankers	Holding company; parent of Seven Seas Shipping Ltd.
Seven Seas Shipping Ltd	Tankers	Single ship company, owner of 1 VLCC
Fiorano Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Fontvieille Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Larvotto Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Moneghetti Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
TI Africa Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Africa)*
TI Asia Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Asia)*
Africa Conversion Corp	FSO	No operating activities, liquidated in 2015
Asia Conversion Corp	FSO	No operating activities, liquidated in 2015

* Both FSO Asia and FSO Africa are on a timecharter contract to Maersk Oil Qatar (MOQ) until mid 2017.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
The following table contains summarized financial information for all of the Group's joint ventures:
	Asset										Liability
In thousands of USD	Great Hope Enterprises Ltd	Kingswood Co. Ltd	Seven Seas Shipping Ltd	Fiorano Shipholding Ltd	Fontvieille Shipholding Ltd	Larvotto Shipholding Ltd	Moneghetti Shipholding Ltd	TI Africa Ltd	TI Asia Ltd	Total	Africa Conversion Corp	Asia Conversion Corp	Total
At December 31, 2013
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%		50%	50%
Non-Current assets	-	109	38,146	87,735	73,463	82,376	78,020	247,797	240,477	848,123	-	-	-
of which Vessel	-	-	38,146	87,735	73,463	82,376	78,020	244,448	236,317	840,505	-	-	-
Current Assets	40,494	898	6,785	6,063	5,913	6,083	9,173	54,300	107,297	237,006	-	-	-
of which cash and cash equivalents	240		2,040	729	1,223	1,685	2,764	38,795	45,406	92,882	-	-	-
Non-Current Liabilities	4,645	-	10,942	97,044	90,455	94,139	92,137	368,919	389,167	1,147,448	-	-	-
Of which bank loans	-	-	10,833	36,313	38,470	37,082	51,750	13,543	131,646	319,637	-	-	-
Current Liabilities	20,907	2	4,528	7,209	6,507	6,540	8,280	76,556	28,555	159,084	6,880	4,880	11,760
Of which bank loans	19,695	-	4,333	4,250	4,000	3,970	5,000	25,000	26,103	92,351	-	-	-
Net assets (100%)	14,942	1,005	29,461	(10,455)	(17,586)	(12,220)	(13,224)	(143,378)	(69,948)	(221,403)	(6,880)	(4,880)	(11,760)

Group's share of net assets	7,471	503	14,731	(5,228)	(8,793)	(6,110)	(6,612)	(71,689)	(34,974)	(110,701)	(3,440)	(2,440)	(5,880)

Shareholders loans to joint venture	2,450	-	-	25,366	25,992	23,528	20,194	172,055	123,337	392,922	-	-	-

Net Carrying amount of interest in joint venture	7,471	503	14,731	-	-	-	-	-	-	22,705	(3,440)	(2,440)	(5,880)

Remaining shareholders loan to joint venture	2,450	-	-	20,138	17,199	17,418	13,582	100,366	88,363	259,516	-	-	-

Revenue	5,477	-	6,572	15,181	12,551	14,007	13,998	63,849	63,548	195,183	-	-	-
Depreciations and amortization	(2,738)	-	(3,360)	(4,852)	(4,561)	(4,571)	(4,586)	(18,209)	(17,933)	(60,810)	-	-	-
Interest Expense	(730)	-	(232)	(1,166)	(1,506)	(1,376)	(1,958)	(1,087)	(8,720)	(16,775)	-	-	-
Income tax expense	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the period (100%)	(1,059)	4	(1,686)	(3,019)	(5,861)	(4,818)	(5,038)	31,321	25,045	34,889	-	-	-
Other comprehensive income (100%)	-	-	-	-	-	-	-	-	6,154	6,154	-	-	-
Group's share of profit (loss) for the period	(530)	2	(843)	(1,510)	(2,931)	(2,409)	(2,519)	15,661	12,523	17,444	-	-	-
Group's share of other comprehensive income	-	-	-	-	-	-	-	-	3,077	3,077	-	-	-

At December 31, 2014
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%		50%	50%
Non-Current assets	-	204	34,786	82,883	70,670	77,805	73,433	231,370	224,460	795,611	-	-	-
of which Vessel	-	-	34,786	82,883	70,670	77,805	73,433	226,239	218,385	784,201	-	-	-
Current Assets	763	810	7,473	5,445	6,719	6,087	3,786	39,864	64,441	135,388	-	-	-
of which cash and cash equivalents	278	-	3,245	711	1,136	1,633	1,218	22,017	31,098	61,336	-	-	-
Non-Current Liabilities	-	-	6,704	84,894	90,054	81,494	86,997	351,057	297,510	998,710	-	-	-
Of which bank loans	-	-	6,500	32,063	34,470	33,113	47,750	-	104,200	258,096	-	-	-
Current Liabilities	130	2	4,591	15,341	7,773	16,097	5,251	32,351	29,426	110,962	6,880	4,880	11,760
Of which bank loans	-	-	4,333	4,250	4,000	3,970	4,000	13,750	27,446	61,749	-	-	-
Net assets (100%)	633	1,012	30,964	(11,907)	(20,438)	(13,699)	(15,029)	(112,174)	(38,035)	(178,673)	(6,880)	(4,880)	(11,760)

Group's share of net assets	317	506	15,482	(5,954)	(10,219)	(6,850)	(7,515)	(56,087)	(19,018)	(89,338)	(3,440)	(2,440)	(5,880)

Shareholders loans to joint venture	-	-	-	26,416	27,792	24,191	19,623	172,055	93,337	363,414	-	-	-

Net Carrying amount of interest in joint venture	317	506	15,482	-	-	-	-	-	-	16,305	(3,440)	(2,440)	(5,880)

Remaining shareholders loan to joint venture	-	-	-	20,462	17,573	17,341	12,108	115,968	74,319	257,771	-	-	-

Revenue	113	-	10,228	17,017	15,706	17,092	16,047	62,261	64,096	202,560	-	-	-
Depreciations and amortization	-	-	(3,360)	(4,852)	(4,603)	(4,571)	(4,586)	(18,209)	(17,933)	(58,114)	-	-	-
Interest Expense	(257)	-	(162)	(1,093)	(1,100)	(1,263)	(1,469)	(1,963)	(7,458)	(14,765)	-	-	-
Income tax expense	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the period (100%)	4,510	7	3,504	(1,453)	(2,852)	(1,481)	(1,805)	31,204	27,702	59,336	-	-	-
Other comprehensive income (100%)	-	-	-	-	-		-	-	4,212	4,212	-	-	-
Group's share of profit (loss) for the period	2,255	4	1,752	(727)	(1,426)	(741)	(903)	15,602	13,851	29,668	-	-	-
Group's share of other comprehensive income	-	-	-	-	-	-	-	-	2,106	2,106	-	-	-

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015

	Asset										Liability
In thousands of USD	Great Hope Enterprises Ltd	Kingswood Co. Ltd	Seven Seas Shipping Ltd	Fiorano Shipholding Ltd	Fontvieille Shipholding Ltd	Larvotto Shipholding Ltd	Moneghetti Shipholding Ltd	TI Africa Ltd	TI Asia Ltd	Total	Africa Con-version Corp	Asia Con-version Corp	Total
At December 31, 2015
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%		50%	50%
Non-Current assets	-	520	33,052	78,031	65,837	73,234	70,159	215,184	208,405	744,422	-	-	-
of which Vessel	-	-	33,052	78,031	65,837	73,234	70,159	208,030	200,452	728,794	-	-	-
Current Assets	102	489	7,463	6,498	4,195	7,873	7,219	12,144	41,744	87,727	-	-	-
of which cash and cash equivalents	59	-	1,528	552	186	1,578	4,891	880	30,465	40,139	-	-	-
Non-Current Liabilities	-	-	521	84,094	77,485	81,424	79,647	303,018	223,552	849,740	-	-	-
Of which bank loans	-	-	-	27,813	30,470	29,143	43,750	-	75,343	206,518	-	-	-
Current Liabilities	15	2	239	5,981	6,656	6,621	7,099	1,155	30,832	58,601	-	-	-
Of which bank loans	-	-	-	4,250	4,000	3,970	4,000	-	28,858	45,078	-	-	-
Net assets (100%)	87	1,007	39,755	(5,546)	(14,109)	(6,939)	(9,368)	(76,844)	(4,236)	(76,192)	-	-	-

Group's share of net assets	43	504	19,878	(2,773)	(7,054)	(3,469)	(4,684)	(38,422)	(2,118)	(38,095)	-	-	-

Shareholders loans to joint venture	-	-	-	28,141	23,507	26,141	17,949	149,615	72,397	317,749	-	-	-

Net Carrying amount of interest in joint venture	43	504	19,878	-	-	-	-	-	-	20,425	-	-	-

Remaining shareholders loan to joint venture	-	-	-	25,368	16,453	22,672	13,265	111,193	70,279	259,229	-	-	-

Revenue	1	-	18,701	21,050	21,509	22,837	21,317	64,627	64,382	234,425	-	-	-
Depreciations and amortization	-	-	(3,601)	(4,852)	(4,832)	(4,571)	(4,630)	(18,209)	(17,933)	(58,628)	-	-	-
Interest Expense	-	-	(102)	(530)	(851)	(644)	(1,170)	(1,220)	(6,106)	(10,623)	-	-	-
Income tax expense	-	-	-	-	-	-	-	259	106	365	-	-	-
Profit (loss) for the period (100%)	3	(4)	11,791	6,361	6,330	6,762	5,661	35,329	30,580	102,814	-	-	-
Other comprehensive income (100%)	-	-	-	-	-		-	-	3,220	3,220	-	-	-
Group's share of profit (loss) for the period	2	(2)	5,895	3,181	3,165	3,381	2,831	17,664	15,290	51,407	-	-	-
Group's share of other comprehensive income	-	-	-	-	-	-	-	-	1,610	1,610	-	-	-

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Loans and borrowings
In October 2008, TI Asia Ltd and TI Africa Ltd concluded a USD 500 million senior secured credit facility. The facility consists of a term loan of USD 180 million which was used to finance the acquisition of two ULCC vessels, the TI Asia and the TI Africa respectively from Euronav and OSG and a project finance loan of USD 320 million which has been used to finance the conversion of the above mentioned vessels into FSO. Following the termination of the original service contract related to the FSO Africa and the signature of a new contract for the FSO Africa with the same client the Tranche of the facility related to FSO Africa was restructured. The tranche related to FSO Asia matures in 2017 and has a rate of Libor + a margin of 1.15%. After the restructuring the tranche related to FSO Africa was maturing in August 2013 with a balloon of USD 45,000,000 and had a rate of Libor + a margin of 2.25%. In 2013, the Africa Tranche was extended until 2015 and at August 28, 2015 it was fully repaid. The total amount drawn under this facility (Euronav share) on December 31, 2015 was USD 52,100,244 (2014: USD 72,698,234.50).
In the course of 2008, the joint venture companies, Fiorano Shipholding Ltd, Fontvieille Shipholding Ltd, Larvotto Shipsholding Ltd and Moneghetti Shipholding Ltd concluded pre and post-delivery senior secured credit facilities to build a total of 4 Suezmax Vessels.
The following table summarizes the terms and debt repayment profile of the bank loans held by the joint ventures:
in thousands of USD			Year of maturity	December 31, 2015		December 31, 2014
	Currency	Nominal interest rate		Face value	Carrying value	Face value	Carrying value
TI Asia Ltd *	USD	libor +1.15%	2017	104,200	104,200	131,646	131,646
TI Africa Ltd *	USD	libor +2.75%	2015	-	-	13,750	13,667
Great Hope Enterprises Ltd	USD	libor +2.70%	2018	-	-	-	-
Seven Seas Shipping Ltd	USD	libor +0.80%	2017	-	-	10,833	10,833
Moneghetti Shipholding Ltd *	USD	libor +2.75%	2021	47,750	47,750	51,750	51,750
Fontvieille Shipholding Ltd *	USD	libor +2.75%	2020	34,470	34,470	38,470	38,470
Larvotto Shipholding Ltd *	USD	libor +1.50%	2020	33,113	33,113	37,083	37,083
Fiorano Shipholding Ltd *	USD	libor +1.225%	2020	32,063	32,063	36,312	36,312
Total interest-bearing bank loans				251,595	251,595	319,844	319,761

* The mentioned secured bank loans are subject to loan covenants such as an Asset Protection clause. A future breach of covenants might require the joint venture to repay (part of) the loan earlier than expected.
All bank loans in the joint ventures are secured by the underlying vessel or FSO.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Loan covenant
The OSG's Chapter 11 filing has had no impact on the continued operations of the FSO joint venture, including the ability of the joint venture to continue to perform its obligations under the existing charters as well as its ability to continue to service its outstanding debt obligations and maintain continued compliance with the covenants under such debt agreements. On November 12, 2012, Maersk Oil Qatar (MOQ) issued a waiver to the FSO joint venture agreeing not to exercise its rights to terminate the service contracts. The initial waiver period expired on February 15 2013 and was subsequently extended to February 15, 2014, with MOQ having the right to terminate such waiver at an earlier date upon occurrence of certain events or after giving a 90-day notice of its intent to do so. In November 2012, the joint venture also obtained waivers of any events of default arising as a result of the commencement of the Chapter 11 Cases from (i) the bank syndicate that funds its loan facilities, (ii) the counterparties to the interest rate swaps agreements described below, and (iii) the bank that has issued performance guarantees of the joint venture's performance of certain of its obligations under the FSO Africa and FSO Asia service contracts. The initial waiver periods on all such waivers expired on February 15, 2013 and were subsequently extended to February 15, 2014 and again extended until July 15, 2014 subject to the occurrence of certain events. As OSG emerged from Chapter 11 in August 2014, the waivers were not extended.
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
As at December 31, 2015, all joint ventures were in compliance with the covenants and asset protection clauses, as applicable, of their respective loans.
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
Following the termination of the original service contract related to the FSO Africa on January 22, 2010 and the consecutive reduction of financing, the hedge related to that tranche lost its qualification as hedging instrument in a cash flow hedge relationship under IAS 39. As such the cash flows from this IRS are expected to occur and affect profit or loss of the joint venture as from 2010 through 2017. Fair value at December 31, 2015: USD -3,787,147 (2014: USD -7,028,986, 2013: USD -11,264,668).
However the hedge related to the financing of FSO Asia still qualifies fully as a hedging instrument in a cash flow hedge relationship under IAS 39. This instrument is measured at fair value; effective changes in fair value are recognized in equity of the joint venture and the ineffective portion is recorded in profit or loss of the joint venture. Fair value at December 31, 2015: USD -3,416,056 (2014: USD -6,635,559, 2013: -10,846,716).
Vessels
On January 2, 2014 Great Hope Entreprise Ltd delivered the VLCC Ardenne Venture (2004 - 318,658 dwt) to its new owners after the sale announced on 14 November 2013 for USD 41,7M. The Group's share in the capital gain amounts to USD 2.2 million and was recognized in the first quarter of 2014.
There were no capital commitments as per December 31, 2015 and December 31, 2014.
Cash and cash equivalents	2015	2014
Cash and cash equivalents of the joint ventures	40,139	61,336
Group's share of cash and cash equivalents	20,069	30,668
Of which restricted cash	9,022	15,547

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2015
Notes to the consolidated financial statements
 for the year ended December 31, 2015
Note 26 - Subsidiaries
The Group holds 100% of the voting rights in all of its subsidiaries (see Note 24).
In 2015 one new wholly owned subsidiary, Euronav Singapore Pte Ltd, incorporated in the second quarter of 2015 was included in the consolidation scope. In 2014 two wholly owned subsidiaries, Euronav Shipping NV and Euronav Tankers NV, incorporated in the first quarter of 2014, were added to the consolidation scope. These two subsidiaries became the owner and operator of (part of) the vessels acquired from Maersk in 2014.
Note 27 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:
	closing rates			average rates

1 XXX = x,xxxx USD	December 31, 2015	December 31, 2014	December 31, 2013	2015	2014	2013

EUR	1.0887	1.2141	1.3791	1.1154	1.3349	1.3259
GBP	1.4833	1.5587	1.6542	1.5315	1.6521	1.5629

Note 28 - Subsequent events
On January 15, 2016, the Company sold the VLCC Famenne (2001 – 298,412 dwt), one of its two oldest VLCC vessels, for USD 38.4 million. The vessel was wholly owned by the Group. The capital gain on that sale of USD 13.8 million was recorded at delivery on March 9, 2016. Following the sale, the availability of the revolver under the USD 750 million facility was reduced by USD 23.7 million. The vessel is expected to be delivered to its new owner in the course of the first quarter 2016.
On January 26, 2016 and March 24, 2016, Euronav took delivery of the second and third vessels of four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: the VLCC Alice (2016 – 299,320 dwt) and the VLCC Alex (2016 – 299,445 dwt).
The Group purchased during January 2016 500,000 of its own shares on Euronext Brussels at an aggregate cost of EUR 4,762,784.20 (USD: 5,185,243). Following this transaction, the Company now owns 966,667 own shares (0.61% of the total outstanding shares).