Form 20-F
period 2016-12-31
Euronav NV
filed 2017-04-14
CIK 1604481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, the issuer had 159,208,949 ordinary shares, no par value, outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

X	International Financial Reporting Standards as issued by the international Accounting Standards Board

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
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:
•	the strength of world economies and currencies;
•	general market conditions, including the market for crude oil and for our vessels, fluctuations in charter rates and vessel values;
•	availability of financing and refinancing;
•	our business strategy and other plans and objectives for growth and future operations;
•	our ability to successfully employ our existing and newbuilding vessels;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to realize the expected benefits from acquisitions;
•	potential liability from pending or future litigation;
•	general domestic and international political conditions;
•	potential disruption of shipping routes due to accidents or political events;
•	vessels breakdowns and instances of off-hire;
•	competition within our industry;
•	the supply of and demand for vessels comparable to ours;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest in locations where we may operate;
•	delays and cost overruns in construction projects;
•	our level of indebtedness;
•	our ability to obtain financing and comply with the restrictive and other covenants in our financing arrangements;
•	our need for cash to meet our debt service obligations;
•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;
•	availability of skilled workers and the related labor costs;
•	compliance with governmental, tax, environmental and safety regulation;
•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil and natural gas industry;
•	effects of new products and new technology in our industry;
•	the failure of counterparties to fully perform their contracts with us;
•	our dependence on key personnel;
•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations; and
•	the volatility of the price of our ordinary shares.
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
A.           Selected Financial Data

The following tables set forth, in each case for the periods and as of the dates indicated, our selected consolidated financial data and other operating data as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. The selected data is derived from our audited consolidated financial statements, except where noted, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  The selected historical financial information presented in the tables below should be read in conjunction with and is qualified in its entirety by reference to our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014 are included in this annual report.

	Year Ended December 31,
Consolidated Statement of Profit or Loss Data	2016	2015	2014	2013	2012
(US$ in thousands, except per share data)
Revenue	684,265	846,507	473,985	304,622	320,836
Gains on disposal of vessels/other tangible assets	50,397	13,302	13,122	8	10,067
Other operating income	6,996	7,426	11,411	11,520	10,478
Voyage expenses and commissions	(59,560)	(71,237)	(118,303)	(79,584)	(72,100)
Vessel operating expenses	(160,199)	(153,718)	(124,089)	(105,911)	(109,539)
Charter hire expenses	(17,713)	(25,849)	(35,664)	(21,031)	(28,920)
Losses on disposal of vessels	(2)	(8,002)	−	(215)	(32,080)
Impairment on non-current assets held for sale	−	−	(7,416)	−	−
Loss on disposal of investments in equity accounted investees	(24,150)	−	−	−	−
Depreciation tangible assets	(227,664)	(210,156)	(160,934)	(136,882)	(146,881)
Depreciation intangible assets	(99)	(50)	(20)	(76)	(181)
General and administrative expenses	(44,051)	(46,251)	(40,565)	(27,165)	(30,797)
Result from operating activities	208,220	351,972	11,527	(54,714)	(79,117)
Finance income	6,855	3,312	2,617	1,993	5,349
Finance expenses	(51,695)	(50,942)	(95,970)	(54,637)	(55,507)
Net finance expense	(44,840)	(47,630)	(93,353)	(52,644)	(50,158)
Share of profit (loss) of equity accounted investees (net of income tax)	40,495	51,592	30,286	17,853	9,953
Profit (loss) before income tax	203,875	355,934	(51,540)	(89,505)	(119,322)
Income tax benefit/(expense)	174	(5,633)	5,743	(178)	726
Profit (loss) for the period	204,049	350,301	(45,797)	(89,683)	(118,596)
Attributable to:
Owners of the Company	204,049	350,301	(45,797)	(89,683)	(118,596)
Basic earnings per share	1.29	2.25	(0.39)	(1.79)	(2.37)
Diluted earnings per share	1.29	2.22	(0.39)	(1.79)	(2.37)

Consolidated Statement of Financial Position Data (at Period End)	Year Ended December 31,
(US$ in thousands, except for per share and fleet data)	2016	2015	2014	2013	2012
Cash and cash equivalents	206,689	131,663	254,086	74,309	113,051
Vessels	2,383,163	2,288,036	2,258,334	1,434,800	1,592,837
Vessels under construction	86,136	93,890	−	−	−
Current and non-current bank loans	1,085,562	1,052,448	1,234,329	847,763	911,474
Equity attributable to Owners of the Company	1,887,956	1,905,749	1,472,708	800,990	866,970
Cash flow data
Net cash inflow/(outflow)
Operating activities	438,202	450,532	14,782	(8,917)	69,812
Investing activities	(100,615)	(205,873)	(1,023,007)	28,114	(86,986)
Financing activities	(261,160)	(365,315)	1,189,021	(57,384)	(33,117)
Fleet Data (Unaudited)
VLCCs
Average number of vessels(1)	30	27	20	11	13
Calendar days(2)	10,770	9,860	7,450	4,085	4,940
Vessel operating days(3)	10,553	9,645	7,294	4,036	4,891
Available days(4)	10,691	9,780	7,391	4,044	4,910
Fleet utilization(5)	98.7%	98.6%	98.7%	99.8%	99.6%
Daily TCE charter rates(6)	$42,243	$52,802	$27,189	$25,785	$23,510
Daily vessel operating expenses(7)	$9,078	$9,935	$8,565	$8,178	$7,761
Suezmaxes
Average number of vessels(1)	19	19	19	19	18
Calendar days(2)	7,002	6,885	6,937	6,848	6,588
Vessel operating days(3)	6,751	6,780	6,774	6,661	6,436
Available days(4)	6,882	6,806	6,895	6,664	6,489
Fleet utilization(5)	98.1%	99.6%	98.2%	100.0%	99.2%
Daily TCE charter rates(6)	$27,114	$39,689	$24,490	$19,284	$21,052
Daily vessel operating expenses(7)	$8,845	$8,288	$8,073	$7,753	$7,868
Average daily general and administrative expenses per vessel—owned tanker segment only(8)	$2,489	$2,790	$2,820	$2,485	$2,672
Other data
EBITDA (unaudited)(9)	$476,478	$613,770	$202,767	$100,096	$77,898
Adjusted EBITDA (unaudited)(10)	$503,679	$648,190	$239,176	$138,853	$120,719
Time charter equivalents revenues (unaudited)	$628,842	$778,368	$364,211	$232,519	$250,476
Basic weighted average shares outstanding	158,262,268	155,872,171	116,539,017	50,230,438	50,000,000
Diluted weighted average shares outstanding	158,429,057	157,529,562	116,539,017	50,230,438	50,000,000

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

(10)
Adjusted EBITDA (a non-IFRS measure) represents operating earnings (including the share of EBITDA of equity accounted investees) before interest expense, income taxes and depreciation expense attributable to us. Adjusted EBITDA provides investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods as the shipping industry is a capital intensive industry which often brings significant cost of financing. We also believe that Adjusted EBITDA is useful to investors and equity analysts as a measure of our operating performance that can be readily compared to other companies and we use Adjusted EBITDA in our internal evaluation of operating effectiveness and decisions regarding the allocation of resources. Adjusted EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or any other measure of operating performance. The definition of Adjusted EBITDA used here may not be comparable to that used by other companies.

The following table reflects the calculation of our TCE rates for the years ended December 31, 2016, 2015, 2014, 2013 and 2012:
	2016	2015	2014	2013	2012
VLCC
Net VLCC revenues for all employment types	$445,792,653	$509,277,925	$198,316,363	$104,068,875	$114,987,548
Total VLCC operating days	10,553	9,645	7,294	4,036	4,891
Daily VLCC TCE Rate	$42,243	$52,802	$27,189	$25,785	$23,510
SUEZMAX
Net Suezmax revenues for all employment types	$183,049,801	$269,090,422	$165,894,436	$128,449,941	$135,488,742
Total Suezmax operating days	6,751	6,780	6,774	6,661	6,436
Daily Suezmax rate	$27,114	$39,689	$24,490	$19,284	$21,052
Tanker Fleet
Net Tanker fleet revenues for all employment type	$628,842,454	$778,368,347	$364,210,799	$232,518,816	$250,476,290
Total Fleet operating days	17,304	16,425	14,068	10,697	11,327
Daily Fleetwide TCE	$36,341	$47,389	$25,889	$21,737	$22,113

The following table reflects the calculation of our net revenues for the years ended December 31, 2016, 2015, 2014, 2013 and 2012:

	Year Ended December 31,
(US$ in thousands)	2016	2015	2014	2013	2012

Voyage charter revenues	$544,038	$720,416	$341,867	$171,226	$175,947
Time charter revenues	$140,227	$126,091	$132,118	$133,396	$144,889

Subtotal revenue	$684,265	$846,507	$473,985	$304,622	$320,836
Other income	$6,996	$7,426	$11,411	$11,520	$10,478

Total operating revenues	$691,261	$853,933	$485,396	$316,142	$331,314
Less:
Other Income*	$(2,858)	$(4,328)	$(2,882)	$(4,039)	$(8,738)
Tanker Fleet
Net Tanker Fleet Revenues reconciliation
Share of total Revenues attributable to ships owned by Euronav*	$688,403	$849,605	$482,514	$312,103	$322,576
less voyage expenses and commissions	$(59,560)	$(71,237)	$(118,303)	$(79,584)	$(72,100)

Net Total tanker fleet	$628,843	$778,368	$364,211	$232,519	$250,477
of which Net VLCC Revenues for all employment types	$445,793	$509,278	$198,316	$104,069	$114,988
of which Net Suezmax Revenues for all employment types	$183,050	$269,090	$165,895	$128,450	$135,489

*          Some revenues are excluded because these do not relate directly to vessels, such as rental income and insurance rebates.

	Year Ended December 31,
	2016	2015	2014	2013	2012
EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$204,049	$350,301	$(45,797)	$(89,683)	$(118,596)
plus Net finance expenses	$44,840	$47,630	$93,353	$52,644	$50,158
plus Depreciation of tangible and intangible assets	$227,763	$210,206	$160,954	$136,957	$147,062
plus Income tax expense/(benefit)	$(174)	$5,633	$(5,743)	$178	$(726)

EBITDA (unaudited)	$476,478	$613,770	$202,767	$100,096	$77,898

	Year Ended December 31,
	2016	2015	2014		2013		2012
Adjusted EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$204,049	$350,301		$(45,797)		$(89,683)		$(118,596)
plus Net finance expenses	$44,840	$47,630		$93,353		$52,644		$50,158
plus Net finance expenses JV	$3,212	$5,288		$7,351		$8,352		$12,370
plus Depreciation of tangible and intangible assets	$227,763	$210,206		$160,954		$136,957		$147,062
plus Depreciation of tangible and intangible assets JV	$23,774	$29,314		$29,058		$30,405		$30,451
plus Income tax expense/(benefit)	$(174)	$5,633		$(5,743)		$178		$(726)
plus Income tax expense/(benefit) JV	$215	$(182)	$	−	$	−	$	−

Adjusted EBITDA (unaudited)	$503,679	$648,190		$239,176		$138,853		$120,719

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the six year period from 2010 through 2015, time charter equivalent, or TCE, spot rates for a VLCC trading between the Middle East Gulf and Japan ranged from rates below operating expenses to a high of $115,780 per day. This volatility continued in 2016, with average monthly rates on the same route fluctuating between $20,698 to $52,250 per day. A worsening of the current global economic conditions may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
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

The demand for our vessels and services in transporting oil derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In 2016, crude oil reached a high of $54.06 per barrel (WTI)/$56.82 per barrel (Brent) and a low of $26.21 per barrel (WTI)/$27.88 per barrel (Brent). As of April 4, 2017, crude oil was $50.99 per barrel (WTI)/$54.08 per barrel (Brent).
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

The offshore production, storage and export industry is cyclical and volatile. Our growth strategy is partially based on expansion in the offshore FSO sector, which depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality FSO prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers' FSO programs. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for offshore units.
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

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including the effects of lower oil prices, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and softening growth in China. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.
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

Our international operations expose us to additional costs and legal and regulatory risks, which could have a material adverse effect on our business, results of operations and financial conditions
We operate worldwide, where appropriate, through agents or other intermediaries. Compliance with complex local, foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (particularly with respect to the recent invalidation of the United States-European Union safe harbor by the European Court of Justice), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the office of Foreign Asset Control, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.
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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the United States or U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Marine Transportation Security Act of 2002, or the MTSA, European Union or E.U., regulations, regulations of the United Nations International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, and the International Ship and Port Facility Security Code, or the ISPS Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.
These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the U.S. (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS.
Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard, or the USCG and E.U. authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and E.U. ports.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (Discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
Declines in charter rates, vessel values and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates relating to, among other things, vessel values, future freight rates, earnings from the vessels, discount rates and economic life of vessels. Many of these items have historically experienced volatility.
We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the years ended December 31, 2016 and 2015, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss. Any impairment charge incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.

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

We conduct most of our operations outside of the U.S. and Belgium. Our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in North Korea, the Middle East, including Syria and Egypt, and North Africa, including Libya, and the presence of the U.S. and Belgium and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
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
For the future, The United Kingdom's decision in a June 23, 2016 referendum to leave the European Union (EU), formalized on March 29, 2017 by triggering Article 50 of the Lisbon Treaty, will involve lengthy negotiations and the uncertain outcome of which could increase volatility in the markets and could increase our regulatory compliance costs.
If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments that could adversely affect our reputation and the market for our ordinary shares.

The U.S. government and other authorities have made certain countries subject to sanctions and embargoes or have identified countries or other authorities as state sponsors of terrorism, such as Iran, Sudan and Syria. From time to time on charterers' instructions, our vessels may, always to the extent permitted under such sanctions and embargoes, call on ports located in such countries. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or "CISADA," which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the U.S., including conducting business in US dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the U.S. to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the U.S., United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and the E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the E.U. announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016, or the Implementation Day, the U.S. joined the E.U. and the United Nations in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.
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

As of April 4, 2017, we employed 39 of our vessels in either the spot market or in a spot market-oriented tanker pool, including the Tankers International Pool, or the TI Pool, a spot market-oriented pool in which we were a founding member in 2000, exposing us to fluctuations in spot market charter rates. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. For example, over the past seven years, VLCC spot market rates expressed as a time charter equivalent have ranged from negative values to a high of $115,780 per day, and in April 2017 are so far averaging $16,097 per day on the benchmark route between the Middle East Gulf and Japan. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We may not be able to renew or obtain new and favorable charters for our vessels whose charters are expiring or are terminated, which could adversely affect our revenues and profitability.

Our ability to renew expiring contracts or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected. As of April 4, 2017, we employed 12 vessels on time charters, six of which expire in 2017 and six of which expire in 2018.
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

We have entered into, and may enter in the future, various contracts, including shipbuilding contracts, credit facilities, charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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

We are currently party to shipbuilding contracts with Hyundai Heavy Industries Co. Ltd. in South Korea, or Hyundai, for the construction of two newbuilding Suezmax vessels, for an aggregate purchase price of $124.2 million. These vessels are expected to be delivered to us in the first half of 2018. We may, in the future, enter into additional construction contracts or purchase vessels that are under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.
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
Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. We may incur unanticipated expenses as an operating company. Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet. Finally, additional acquisitions may require additional equity issuances or debt issuances, both of which could reduce our cash flow. If we are unable to execute the points noted above, our financial condition may be adversely affected.

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

We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2016, Valero Energy Corporation, or Valero, accounted for 10%, Total S.A., or Total, accounted for 10% and Petroleo Brasileiro S.A. accounted for 4% of our total revenues in our tankers segment. In addition, our only FSO customer as of December 31, 2016 was Maersk Oil Qatar AS, or Maersk Oil. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker industry and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any.
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

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we try to inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.
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
We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, which would reduce our net earnings.

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
We and our subsidiaries continue to take the position that we qualify for either this statutory tax exemption or exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares, or "5% Shareholders," owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

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

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.—Belgium Treaty. The U.S.—Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.—Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.—Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.—Belgium Treaty.
Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

The Belgian Ministry of Finance approved our application on October 23, 2013 for beneficial tax treatment of certain of our vessel operations income. Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis (which is, on the basis of the tonnage of the vessels it operates), rather than on the basis of our accounting results, as adjusted, for Belgian corporate income tax purposes. This tonnage tax regime was initially granted for 10 years, and was renewed for an additional 10-year period in 2013. In addition, with respect to certain of our vessels operating under the Greek flag, we benefit from a similar tonnage tax regime in Greece. Our two subsidiaries that were formed in connection with our vessel acquisitions in 2014, Euronav Shipping NV and Euronav Tankers NV are as from January 1, 2016 also subject to the Belgian Tonnage Tax regime. We cannot assure you that we will be able to take advantage of past tax benefits built up in those companies, which can only be claimed upon an eventual return to the Belgian corporate income tax regime.
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
We had $1,159.0 million and $1,135.0 million of indebtedness as of December 31, 2016 and December 31, 2015, respectively, and expect to incur additional indebtedness as we take delivery of the two vessels that are currently under construction and further expand our fleet. Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:
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
The market values of tankers have generally been depressed. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than between 100% and 125%, depending on the applicable credit facility, of the aggregate principal amount outstanding under the loan. We were in compliance with these requirements as of December 31, 2016 and as of April 4, 2017.
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

As of December 31, 2016 and April 4, 2017, we were in compliance with the financial covenants contained in our debt agreements.
For more information, please read "Item 5. Operating and Financial Review and Prospects."
The contribution of our joint ventures to our profits and losses may fluctuate, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.

We currently own an interest in two of our vessels through 50%-owned joint ventures, together with other third-party vessel owners and operators in our industry. Our ownership in these joint ventures is accounted for using the equity method, which means that our allocation of profits and losses of the applicable joint venture is included in our consolidated financial statements. The contribution of our joint ventures to our profits and losses may fluctuate, including the dividends that we may receive from such entities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we treat as additional investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2016, $75.3 million was outstanding under these joint venture loan agreements, of which we have guaranteed $37.7 million.
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

In January 2015, we became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and as such, we have significant legal, accounting and other expenses that we did not incur previously. In 2016, we became subject to the requirements as directed by Section 404(b) of the Sarbanes-Oxley Act of 2002, requiring an auditor attestation with respect to our internal control over financial reporting (ICOFR). These reporting obligations impose various requirements on US registered public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 has and may continue to require us to incur substantial accounting expenses and significant management efforts.
We depend on directors who are associated with affiliated companies, which may create conflicts of interest.

Certain of our directors are associated with affiliated companies, which may create conflicts of interest. Because these directors owe fiduciary duties to both us and other related parties, conflicts of interest may result in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for other related parties than they do for us. Any such conflicts of interest could adversely affect our business, financial condition and results of operations and the trading price of our ordinary shares. For further discussion of transactions with, or involving, our directors that may give rise to potential conflicts of interest, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
 A shift in consumer demand from oil towards other energy sources or changes to trade patterns for oil and oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry.  A shift in the consumer demand from oil towards other energy resources such as wind energy, solar energy, or water energy will potentially affect the demand for our vessels.  This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of oil and oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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

Our Board of Directors may from time to time, declare and pay cash dividends in accordance with our Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Board of Directors (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends").
Dividends, if any, will be paid in two instalments: first as an interim dividend based on the results of the first 6 months of our fiscal year, then as a balance payment corresponding to the final dividend once the full year results have been audited and presented to our shareholders for approval. The interim dividend payout ratio may typically be more conservative than the yearly payout and will take into account any other form of return of capital done over the same period.
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

As of December 31, 2016, our issued (and fully paid up) share capital was $173,046,122.14 which was represented by 159,208,949 ordinary shares, and our Board of Directors is authorized to increase share capital in one or several times by a total maximum of $150,000,000 for a period of five years as from June 19, 2015. Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any future equity offering.
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

B.          Business Overview

We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of April 4, 2017, we owned or operated a modern fleet of 55 vessels (including four chartered-in vessels, two newbuilding delivered in 2017 and two newbuilding to be delivered in 2018) with an aggregate carrying capacity of approximately 13.7 million deadweight tons, or dwt, consisting of 31 very large crude carriers (including two newbuilding delivered in 2017), or VLCCs, one ultra large crude carrier, or ULCC, 21 Suezmax vessels, and two floating, storage and offloading vessels, or FSOs.  The weighted average age of our fleet as of April 4, 2017 was approximately 7.3 years, as compared to an industry average age as of December 31, 2016 of approximately 9.38 years for the VLCC fleet and 9.96 years for the Suezmax fleet.
We currently charter our vessels, non-exclusively, to leading international energy companies, such as Maersk Oil, Total and Valero, although there is no guarantee that these companies will continue their relationships with us. We pursue a chartering strategy that seeks an optimal mix of employment of our vessels depending on the fluctuations of freight rates in the market and our own judgment as to the direction of those rates in the future. Our vessels are therefore routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component. We principally employ our VLCCs through the TI Pool, a spot market-oriented pool in which we were a founding member in 2000. As of April 4, 2017, 13 of our vessels were employed directly in the spot market, 26 of our vessels were employed in the TI Pool, 12 of our vessels were employed on long-term charters, of which the average remaining duration is 11 months, including ten with profit sharing components, and our two FSOs were employed on long-term service contracts. As of the date of this annual report, we are in the process of negotiating  a new contract for our two FSOs, which will be a direct continuation of the current contract and is expected to have a duration of five years. While we believe that our chartering strategy allows us to capitalize on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates decline. At times when the freight market may become more challenging, we will try to timely shift our exposure to more time charter contracts and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness. We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the years 2010 to 2013.
Recent and Other Developments

In August 2016, we entered into a binding agreement for the acquisition through resale of two VLCC's which were completing construction at Hyundai for an aggregate purchase price of $169 million or $84.5 million per vessel. The first vessel, the Ardeche, was delivered on January 12, 2017. The second vessel, the Aquitaine, was delivered on January 20, 2017.
On January 30, 2017, we entered into a $110.0 million revolving credit facility with DNB Bank ASA, the proceeds of which can be used to finance our acquisition of the VLCC newbuildings Ardeche and Aquitaine, which were delivered to us on January 12, 2017 and January 20, 2017, respectively. We have not drawn on this facility.

Our Fleet

Set forth below is certain information regarding our fleet as of April 4, 2017.
Vessel Name	Type	Deadweight	Year	Shipyard(1)	Charterer	Employment	Charter Expiry
		Tons (dwt)	Built				Date(2)
Owned Vessels
TI Europe	ULCC	441,561	2002	Daewoo	Unipec	Time Charter(3)	Aug-17
Sandra	VLCC	323,527	2011	STX	Total	Time Charter(3)	Apr-17
Sara	VLCC	323,183	2011	STX	Total	Time Charter(3)	Oct-17
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
TI Topaz	VLCC	319,430	2002	Hyundai		TI Pool	N/A
TI Hellas	VLCC	319,254	2005	Hyundai	Petrobras	Time Charter	Nov-18
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Simone	VLCC	313,988	2012	STX		TI Pool	N/A
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Nautic	VLCC	307,284	2008	Dalian		TI Pool	N/A
Newton	VLCC	307,284	2009	Dalian		TI Pool	N/A
Nectar	VLCC	307,284	2008	Dalian		TI Pool	N/A
Noble	VLCC	307,284	2008	Dalian		TI Pool	N/A
Flandre	VLCC	305,688	2004	Daewoo	Petrobras	Time Charter	Aug-18
V.K. Eddie	VLCC	305,261	2005	Daewoo		TI Pool	N/A
Hojo	VLCC	302,965	2013	JMU		TI Pool	N/A
Hakone	VLCC	302,624	2010	Universal		TI Pool	N/A
Hirado	VLCC	302,550	2011	Universal		TI Pool	N/A
Hakata	VLCC	302,550	2010	Universal	Total	Time Charter(3)	Sep-17
Artois	VLCC	298,330	2001	Hitachi		TI Pool	N/A
Antigone	VLCC	299,421	2015	Hyundai		TI Pool	N/A
Anne	VLCC	299,533	2016	Hyundai		TI Pool	N/A
Alex	VLCC	299,445	2016	Hyundai		TI Pool	N/A
Alice	VLCC	299,320	2016	Hyundai		TI Pool	N/A
Aquitaine	VLCC	298,767	2017	Hyundai		TI Pool	N/A
Ardeche	VLCC	298,642	2017	Hyundai		TI Pool	N/A
Cap Diamant	Suezmax	160,044	2001	Hyundai		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung	Valero	Time Charter(3)	Jun-18
Cap Leon	Suezmax	159,049	2003	Samsung	Valero	Time Charter(3)	Apr-18
Cap Philippe	Suezmax	158,920	2006	Samsung		Spot	N/A
Cap Guillaume	Suezmax	158,889	2006	Samsung		Spot	N/A
Cap Charles	Suezmax	158,881	2006	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Theodora	Suezmax	158,819	2008	Samsung		Spot	N/A
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung	Repsol	Time Charter(3)	Nov-17
Felicity	Suezmax	157,667	2009	Samsung		Spot	N/A
Capt. Michael	Suezmax	157,648	2012	Samsung		Spot	N/A
Maria	Suezmax	157,523	2012	Samsung		Spot	N/A
Hull S909(4)	Suezmax	156,600	2018	Hyundai		N/A	N/A
Hull S910(4)	Suezmax	156,600	2018	Hyundai		N/A	N/A
Finesse	Suezmax	149,994	2003	Universal		Spot	N/A
Filikon	Suezmax	149,989	2002	Universal		Spot	N/A
Cap Georges	Suezmax	146,652	1998	Samsung	Valero	Time Charter(3)	May-17
Cap Romuald	Suezmax	146,640	1998	Samsung	Valero	Time Charter(3)	May-18
Cap Jean	Suezmax	146,643	1998	Samsung	Valero	Time Charter(3)	Mar-18
Total DWT—Owned Vessels		12,035,324

Vessel Name	Type	Deadweight	Year	Shipyard(1)	Charterer	Employment	Chartered-In Expiry Date
		Tons (dwt)	Built
Chartered-In Vessels
Nucleus	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Nautilus	VLCC	307,284	2006	Dalian		TI Pool	Dec-21
Navarin	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Neptun	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Total DWT Chartered-In Vessels		1,229,136

							Service Contract Expiry Date
FSO Vessels
FSO Africa(5)	FSO	442,000	2002	Daewoo	Maersk Oil	Service Contract	Sep-17
FSO Asia(5)	FSO	442,000	2002	Daewoo	Maersk Oil	Service Contract	Jul-17
Total DWT FSO Vessels(6)		442,000

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

(2)	Assumes no exercise by the charterer of any option to extend (if applicable).
(3)	Profit sharing component under time charter contracts.
(4)	Vessels expected to be delivered to us in the course of the first half of 2018.
(5)	Vessels in which we hold a 50% ownership interest.
(6)	Vessels in which we hold a 50% ownership interest are only accounted for the share of DWT corresponding to our ownership interest.

Employment of Our Fleet

Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2017 our fleet is currently expected to have approximately 18,545 available days for hire, of which, as of April 4, 2017, 79% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 15% are expected to be available to be employed on fixed time charters with a profit sharing element and 6% are expected to be available to be employed on fixed time charters without a profit sharing element.
Spot Market
A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of April 4, 2017, we employed 13 of our vessels directly in the spot market.
A majority of our Suezmaxes operating in the spot market formerly participated in an internal Revenue Sharing Agreement, or RSA, together with the four Suezmaxes that we previously jointly owned with Bretta Tanker Holdings Inc., or Bretta, as well as Suezmaxes owned by third-parties. Under the RSA, each vessel owner was responsible for its own costs, including voyage-related expenses, but shared in the net revenues, after the deduction of voyage-related expenses, retroactively on a semi-annual basis. Calculation of allocations and contributions under the RSA were based on a pool points system and were paid after the deduction of the pool fee to Euronav, as pool manager, from the gross pool income. The RSA was terminated during the course of 2016, with effect from December 31, 2015.

Suezmax Chartering
In June 2016, we, together with Diamond S. Management LLC and Fronline Ltd., companies not affiliated with us, formed Suezmax Chartering, a chartering joint venture which creates a single point of contact for cargo owners to access a large fleet of 37 modern Suezmax vessels, including newbuildings, operated on the spot market.
Tankers International Pool
We principally employ and commercially manage our VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow us and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels, to gain economies of scale, obtain increased cargo flow of information, logistical efficiency and greater vessel utilization. As of April 4, 2017, the TI Pool was comprised of 36 vessels, including 26 of our VLCCs.
By pooling our VLCCs with those of other shipowners, we are able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for our vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. In 2016, TI Pool membership costs were approximately $675 per vessel per day (with each vessel receiving its proportional share of pool membership expenses).
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
Time Charters
Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help us mitigate, in part, our exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, we may when the cycle matures or otherwise opportunistically employ more of our vessels under time charter contracts as the available rates for time charters improve. We may also enter into time charter contracts with profit sharing arrangements, which we believe will enable us to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of April 4, 2017, we employed 12 of our vessels on fixed-rate time charters with an average remaining duration of 11 months, including 10 with profit sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.
FSOs and Offshore Service Contracts
We currently deploy our two FSOs as floating storage units under service contracts with Maersk Oil, in the offshore services sector. As our tanker vessels age, we may seek to extend their useful lives by employing such vessels on long-term offshore projects at rates higher than may otherwise be achieved in the time charter market, or sell such vessels to third-party owners in the offshore conversion market at a premium. As of the date of this annual report, we are in the process of negotiating a new contract for our two FSOs, which will be a direct continuation of the current contract and is expected to have a duration of five years.

Technical and Commercial Management of our Vessels

Most of our vessels are technically managed in-house through our wholly-owned subsidiaries, Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd. Our in-house technical management services include providing technical expertise necessary for all vessel operations, supervising the maintenance, upkeep and general efficiency of vessels, arranging and supervising newbuilding construction, drydocking, repairs and alterations, and developing, implementing, certifying and maintaining a safety management system.
In addition to our in-house fully integrated technical management, we utilize from time to time the services of experienced third party managers. The independent technical managers typically have specific teams dedicated to our vessels and are supervised by our in house oversight team. We currently contract Wallem Ship Management for one of our owned VLCC and Anglo Eastern Ship Management (through one of their subsidiaries - Univan Ship Management International Limited) for two of our owned VLCC and two VLCC that we have on bareboat charter. The services provided by our third party technical management are very similar to our own technical management and involves part or all of the day‑to‑day management of vessels.
Our VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, after deducting voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2016, we paid an aggregate of $5.6 million for the commercial management of our vessels operating in the TI Pool.
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
Competition

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. We compete with other tanker owners, including major oil companies as well as independent tanker companies. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. We currently operate all of our vessels in the spot market, either directly or through the TI Pool, or on time charter. For our vessels that operate in the TI Pool, Tankers International, the pool manager, is responsible for their commercial management, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions.
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

Industry and Market Conditions
THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY
All the information and data presented in this section, including the analysis of the international oil tanker shipping industry has been provided by Drewry Shipping Consultants Ltd., or Drewry. Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (i) certain information in Drewry's database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. The Company believes and acts as though the industry and market data presented in this section is reliable.
Overview
The maritime shipping industry is fundamental to international trade, as it is the only practicable and economic way of transporting large volumes of many essential commodities and finished goods around the world. In turn, the oil tanker shipping industry represents a vital link in the global energy supply chain, in which larger vessels such as VLCCs and Suezmax tankers play an important role, given their capability to carry large quantities of crude oil.
The oil tanker shipping industry is divided between crude tankers that carry either crude oil or residual fuel oil and product tankers that carry refined petroleum products. The following review specifically focuses on the crude sector. Revenue for an oil tanker shipping company is primarily driven by freight rates paid for transportation capacity.  Freight is paid for the movement of cargo between a load port and a discharge port. The cost of moving the ship from a discharge port to the next load port is not directly compensated by the charterers in the freight payment but is an expense of the owners if not on time charter.
The tanker freight market remained buoyant throughout 2015 and through the first half of 2016 on account of favorable supply/demand dynamics. However, in the second half of 2016 rising newbuilding deliveries outpaced the growth in tanker demand and hence there was downward pressure on freight rates. For example, the average VLCC spot rate on Arabian Gulf (AG)-Japan route was $23,433 per day in 2016 compared with $40,942 per day in 2015. Oil tanker freight rates declined in the second half of 2016 due to a number of factors, including:
(i) A surge in newbuilding deliveries that outpaced the growth in tanker demand in 2016,
(ii)  Oil production cuts announced by OPEC and higher compliance by the member countries,
(iii) Reduced stockpiling activities by major Asian economies and,
(iv)  Reduced scrapping activity in 2015 and 2016.
Tanker freight rates have dropped further in the opening months of 2017 and the impact of weaker earnings has been reflected in the value of secondhand vessels. On average, secondhand tanker prices declined by 25% in the 12 months ended February 2017.  In February 2017, five-year-old VLCC and Suezmax tankers were valued at $60 and $40 million respectively.
In broad terms, the volume of oil trade which is seaborne is primarily dependent on global and regional economic growth, and to a lesser extent other factors such as changes in regional oil prices. Overall, there is a close relationship between changes in the level of economic activity and changes in the volume of oil moved by sea (see the chart below). With continued strong GDP growth in Asia, seaborne oil trade to emerging Asian markets has been growing significantly. Chinese oil consumption grew at a compound average growth rate, or CAGR of 5.4% from 2006 to 2016, rising from 7.0 to 11.9 million barrels per day, or  mbpd. Conversely, during the same period, oil consumption in OECD countries declined from 49.4 to 46.6 mbpd. However, oil demand in OECD Europe and OCED Oceania increased in 2016 as result of low oil prices and rising demand for gasoline due to high new car sales. In 2016, total seaborne trade in crude oil is provisionally estimated to be 2.0 billion tons.

World GDP and Crude Oil Seaborne Trade 2001 to 2016
(Percent change year on year)

* Provisional estimates for GDP/Trade
Source: Drewry

 Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is also translating into growing seaborne oil trade distances. For example a VLCC's voyage from West Africa to the US Gulf takes 35 days, but a trip from West Africa to China (a trade which is expanding) takes 61 days. The increase in oil trade distances, coupled with increases in world oil demand have had a positive impact on tanker demand in ton miles for crude and products, which has increased from 10.4 to 12.3 billion ton miles in the period from 2006 to 2016.
Supply in the tanker sector, as measured by its deadweight, or dwt, cargo carrying capacity, is primarily influenced by the rate of deliveries of newbuilds from the shipyards in line with their orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion. After a period of rapid expansion, supply growth in the tanker sector moderated in 2013-14 and the overall tanker fleet grew by just 0.6% in 2014, and a relatively modest 2.7% in 2015.  However, in 2016 the oil tanker fleet expanded by 5.5% due to a high level of newbuilding deliveries during the year and lower levels of scrapping.
In terms of ordering activity, new tanker orders in the period 2010 to 2014 were limited due to lack of available bank financing and a challenged rate environment, which contributed to the total crude tanker orderbook declining to 13.9% of the existing global tanker fleet capacity as of December 2014, compared with nearly 50% of the existing fleet at its recent peak in 2008. That said, new ordering picked up in the VLCC and Suezmax sectors in late 2014 and 2015 because of the continued strength in the tanker freight market and the exemption from compliance to tier III NOx emission norms for vessels ordered before January 1, 2016. However, in 2016 ordering activity fell substantially. A total of 105 crude tankers were ordered compared with 244 in 2015. In February 2017, the crude tanker orderbook was equivalent to 13.2% of the existing fleet.
World Oil Demand and Production
In 2016, oil accounted for approximately one third of global energy consumption. With the exception of 2008 and 2009, world oil consumption has increased steadily over the past 15 years, as a result of increasing global economic activity and industrial production. In recent years, growth in oil demand has been largely driven by developing countries in Asia and growing Chinese consumption, but from 2015 to 2016 some developed economies also witnessed increases in demand. In 2016, world oil demand increased to 96.4 million barrels per day, which represents a 1.6% increase from 2015 and a 12.8% increase from the recent low recorded in 2009.

World Oil Consumption: 2006 to 2016
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
Global trends in oil production have naturally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play an integral role in determining production levels and tie in with the seasonal peaks in demand. Changes in world crude oil production by region in the period 2006 to 2016 are shown in the table below.
World Oil Production: 2006 to 2016
(Million Barrels Per Day)

* Former Soviet Union
Source: Drewry

At the beginning of 2016, proven global oil reserves totaled 1,651 billion barrels, approximately 47 times current rates of production. These reserves tend to be located in regions far from the major consuming countries separated by large expanses of water, and this geographical barrier creates the demand for crude tanker shipping. However, the development of light tight oil, or LTO, or shale oil reserves in the U.S., has had a negative impact on the volume of U.S. crude oil imports.
New technologies such as horizontal drilling and hydraulic fracturing have triggered a shale oil revolution in the U.S., and in 2013, for the first time in the previous two decades the U.S. produced more oil than it imported. In view of the rising surplus in oil production, in 2015 the U.S. Congress lifted a 40 year-old ban on crude oil exports that was put in place after the Arab oil embargo in 1973, and thereby, allowing U.S. oil producers access to international markets.

The first shipments of the U.S. crude were sent to Europe immediately after the lifting of ban, and since then other destinations have followed. The U.S. exported 0.6 mbpd of crude oil in 2016, but this is still well below the exports of major exporters such as Saudi Arabia, Russia and Iraq.
In the meantime much of the oil from West Africa and the Caribbean that was historically imported by the U.S. is now shipped to China, which has a positive impact on tanker demand due to increased ton miles from longer distances the oil needs to travel.  Production and exports from the Middle East (largely from OPEC suppliers) and West Africa have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates due to the long distances between these supply sources and demand centers. Oil exports from short-haul regions, such as the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyages.
Overall, the volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2016 is provisionally estimated at 2.0 billion tons, or 67.1% of all seaborne oil trade, which includes crude oil and refined petroleum products. The chart below illustrates changes in global seaborne movements of crude oil between 1981 and 2016.
Seaborne Crude Oil Trade Development: 1981 to 2016
(Million Tons)

2,100
1,900
1,700
1,500
1,300
1,100
900
700
500
1981
1986
1991
1996
2001
2006
2011
2016
Crude Oil

Source: Drewry
World seaborne oil trade is the result of geographical imbalances between areas of oil consumption and production. Historically, certain developed economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East, Africa and Latin America, oil consumption during the period from 2006 to 2016 grew at annual rates in excess of 2%, and, at annual growth rate of 5.4% in the case of China. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances, as more oil is being transported on long haul routes.

Regional Oil Consumption Growth Rates: 2006 to 2016
(CAGR – Percent)

Source: Drewry

Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, rising demand for oil will have to be satisfied by increased imports.
Oil Consumption Per Capita: 2016
(Tons per Capita)

Source: Drewry
In the case of China and India, seaborne crude oil imports have risen significantly in the last decade to meet an increasing demand for energy (see chart below). During the period from 2006 to 2016, Chinese crude oil imports increased from 145.2 to 355.6 million tons and Indian imports increased from 106.7 to 212.8 million tons. Conversely, Japanese imports declined from 208.7 to 164.4 million tons over the same period. U.S. imports have also declined as a result of growing domestic oil supplies between 2006 and 2015. However, in 2016 the trend was reversed. Average U.S. crude imports increased by 0.5 mbpd because of declining shale output.

Asian Countries – Crude Oil Imports: 2006 to 2016
(Million Tons)

* Provisional estimates for 2016
Source: Drewry
A vital factor which is affecting both the volume and pattern of world oil trades is the shift in global refinery capacity from the developed to the developing world, which is increasing the distances from oil production sources to refineries. The distribution of refinery throughput by region in the period 2006 to 2016 is shown in the following table.
Oil Refinery Throughput by Region: 2006 to 2016
('000 Barrels Per Day)

*          Provisional estimates for 2016
Source: Drewry

Changes in refinery throughput are largely driven by changes in the location of capacity. Capacity increases are taking place mostly in the developing world, especially in Asia. In response to growing domestic demand coupled with export ambitions, Chinese refinery throughput has grown at a faster rate than that of any other global region in the last decade, with refinery throughput in India, the Middle East and other emerging economies following a similar pattern. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East and few new refineries are planned for North America and Europe.

Oil Refinery Throughput by Region: Growth Rates 2006 to 2016
(CAGR – Percent)

Source: Drewry

As a result of changes in trade patterns, as well as shifts in refinery locations, average voyage distances in the crude sector have increased. In the period from 2006 to 2016 ton mile demand in the crude tanker sector grew from 8.6 to 9.2 billion ton miles. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried, which is measured in metric tons multiplied by the distance over which it is carried, which is measured in miles.

Crude Oil Tanker Demand: 2006 to 2016

Source: Drewry

Another aspect which has impacted on crude tanker demand in recent years has been the use of tankers for floating storage.  In the closing weeks of 2014 and the opening weeks of 2015 commodity traders hired VLCCs in the expectation that profits could be made by storing oil at sea to create a contango, that is, where the current or spot price for the oil was below the price of oil for delivery in the futures market. As a result several fixtures for long term storage were reported by oil majors and commodity traders for periods up to 12 months in late 2014 and the first half of 2015. Floating crude oil storage reached a high of 197 million barrels in May 2015 and declined thereafter because of a narrowing of the contango and shrinking arbitrage in crude oil futures.
The use of large tankers for offshore storage rebounded somewhat in 2016 on account of logistical considerations, marketing issues and inventory drawdown.  As of April 4, 2017 approximately 192 million barrels of oil were reported stored on crude oil tankers at sea.

Floating Storage of Crude Oil
(Million Barrels)
Source: Drewry

Crude Tanker Fleet Overview
The world crude tanker fleet is generally classified into three major types of vessel categories, based on carrying capacity. The main crude tanker vessel types are:
•
VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the U.S. Gulf or the Caribbean. Tankers in excess of 320,000 dwt are known as Ultra Large Crude Carriers, or ULCCs, although for the purposes of this report they are included within the VLCC category.

•
Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones. Within the Suezmax sector, there are a number of product and shuttle tankers, which do not participate in the crude oil trades. Shuttle tankers are specialized ships built to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries and are often referred to as floating pipelines.

•
Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (or approximately 500,000 barrels). Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

There are also a relatively small number of ships below 80,000 dwt which operate in crude oil trades, but many operate in cabotage type trades and therefore do not form part of the open market. For this reason the following analysis of supply concentrates on the VLCC, Suezmax and Aframax tonnage. As of February 28, 2017, the crude tanker fleet consisted of 1,807 vessels with a combined capacity of 360 million dwt.

Crude Oil Tanker Fleet – February 28, 2017

Source: Drewry

The table below shows principal routes for crude oil tankers and where these vessels are deployed.
Crude Oil Tankers – Typical Deployment by Size Category

Source: Drewry

VLCCs are built to carry cargo parcels of 2,000,000 barrels, and Suezmax tankers are built to carry cargo parcels of 1,000,000 barrels, which are the most commonly traded parcel sizes in the crude oil trading markets. Their carrying capacities make VLCCs and Suezmax tankers the most appropriate asset class globally for long and medium haul trades. While traditional VLCC and Suezmax trading routes have typically originated in the Middle East and the Atlantic Basin, increased Asian demand for crude oil has opened up new trading routes for both classes of vessel. The map below shows the main VLCC and Suezmax tanker seaborne trade routes.

Principal VLCC and Suezmax Seaborne Crude Oil Trades

Source: Drewry

VLCC/Suezmax Fleet Development

In 2016, the world crude tanker fleet grew by 5.5% compared to 2.7% in 2015. A total of 21.0 million dwt , 13.3 million dwt greater than 2015, of newbuild deliveries were added to the crude fleet in 2016, while scrapping activity remained subdued. A total of 1.9 million dwt was sent for demolition in 2016 compared with 2.1 million dwt in 2015.
VLCC & Suezmax Fleet Development: 2004 to 2016
(Year on Year percentage Growth: Million Dwt)

Source: Drewry
The chart below indicates the volume of new orders placed in the VLCC and Suezmax sectors in the period from 2006 to 2016. Very few new vessel orders were placed in both sectors during 2011, 2012 and 2013, although the pace of new ordering in the VLCC sector increased in the closing months of 2013 and newbuild orders for VLCCs as well as Suezmax tankers were considerably higher in 2014 and 2015. Tight supply-demand dynamics in the tanker market, firm freight rates and exemption from compliance to tier III NOx emission norms for vessels ordered before January 1, 2016 were the reasons for high new ordering activity in 2015 and a total of 62 VLCCs and 51 Suezmaxes contracts were placed during that year.  New ordering activity then declined in 2016, with only 21 VLCCs ordered during the year compared with 62 during 2015.

VLCC/Suezmax New Orders 2006 to 2016
('000 Dwt)

Source: Drewry

In the last few years, delays in new vessel deliveries, referred to as slippage, have become a regular feature of the market. Slippage is the result of a combination of several factors, including cancellations of orders, problems in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting overly-optimistic delivery times, and, in some cases, shipyards experiencing financial difficulty. A number of Chinese yards, including yards at which crude tankers are currently on order are experiencing financial problems which have led to both cancellations and delays in deliveries. New order cancellations have been a feature of most shipping markets during the market downturn. Shipyards are usually reluctant to openly report such events, making the tracking of the true size of the orderbook at any given point in time difficult. The difference between actual and scheduled deliveries reflects the fact that orderbooks are often overstated. Slippage has affected both the VLCC and Suezmax sectors. The table below indicates the relationship between scheduled and actual deliveries for both asset classes in the period 2011 to 2016. Since slippage has occurred in recent years, it is not unreasonable to expect that some of the VLCC and Suezmax tankers currently on order will not be delivered on time.
VLCC/Suezmax Tankers: Scheduled versus Actual Deliveries
(Million Dwt)

Source: Drewry

In 2016, VLCC and Suezmax deliveries amounted to 14.3 and 4.1 million dwt, respectively, compared with 5.7 and 1.7 million dwt, respectively in 2015. As a result of these changes, the VLCC and Suezmax fleets grew by 6.9% and 7.4% respectively in 2016.

VLCC/Suezmax Tanker Deliveries: 2006 to 2016
('000 Dwt)

Source: Drewry
At its peak in 2008, the VLCC and Suezmax tanker orderbooks were each equivalent to 50% of the existing fleets, which led to high levels of new deliveries in both sectors between 2009 and 2012. The orderbook as a percentage of the existing fleet declined in the period from 2010 through 2013, due to low levels of new ordering. However, with the upturn in new ordering activity in 2014 and 2015 the VLCC and Suezmax orderbook-to-fleet ratios rose to 19.4% and 24.7% respectively in December 2015. As a result of lower levels of new ordering and deliveries from the orderbook, the orderbook for VLCC and Suezmax vessels as of February 28, 2017 were equivalent to 12.1% and 15.6% of the existing fleets respectively.

VLCC & Suezmax Orderbook:
(Percent Existing Fleet)

* As on February 2017
Source: Drewry
As of February 28, 2017, the total crude tanker orderbook comprised 256 vessels of 48.5 million dwt. The orderbook for Suezmax tankers was 73 vessels representing 11.5 million dwt (excluding shuttle tankers), and for VLCCs the orderbook was 86 vessels representing 26.6 million dwt.

Crude Oil Tanker (1) Orderbook February 28, 2017

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
 In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. The chart below indicates that vessel scrapping was much higher from 2010 to 2014 than in the preceding five years. Firm freight rates in 2015 and 2016 also encouraged the shipowners to defer the scrapping of older tonnage. Demolitions in the last two years were substantially lower compared to that from 2010 to 2014.

Crude Oil Tanker Scrapping: 2006 to 2017
('000 Dwt)

* Through to February 2017
Source: Drewry

Within the context of the wider market, increased vessel scrapping is a positive development, as it helps to counterbalance new ship deliveries and moderate fleet growth.

The Crude Oil Tanker Freight Market
Types of Charter
Oil tankers are employed in the market through a number of different chartering options, described below.
•
A bareboat charter involves the use of a vessel over longer periods of up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, and  crewing and insurance, transfer to the charterer's account. The owner of the vessel receives monthly charter hire payments on a per-day basis and is responsible only for the payment of capital costs related to the vessel.

•
A time charter involves the use of the vessel, either for a number of months, years or for a trip between specific delivery and redelivery positions, also known as a trip charter. The charterer pays all voyage-related costs. The owner of the vessel receives monthly charter hire payments on a per-day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

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

•
A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the shipowner. The freight rate is normally agreed on a per cargo ton basis.

 Tanker Freight Rates
Worldscale is the tanker industry's standard reference for calculating freight rates. Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income regardless of discharge point.
Time charter equivalent, or TCE, is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and in port), to give a daily TCE rate.
The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with less price volatility in the Suezmax, Aframax, Panamax and Handy markets, as compared to the tanker market as a whole. The chart below illustrates monthly changes in TCE rates for VLCC and Suezmax tankers during the period from January 2006 to February 2017.

VLCC/Suezmax Tanker Time Charter Equivalent (TCE) Rates: 2006 to 2017*
(US$/Day)

* Through to February 2017
Source: Drewry

Tanker freight rates started rising again from 2014, aided by the fall in oil prices and the start of oil-importing countries such as India and China, building Strategic Petroleum Reserves (SPRs). In the last quarter of 2015, VLCC spot rates surged due to seasonal demand and no significant increase in fleet size. However surge in newbuiding deliveries that outpaced the demand growth took a toll on vessel earning potential. Average realized TCE rates in 2016 were approximately 40% lower than the rates realized in the preceding year when the tanker market was relatively firm.

Source: Drewry

VLCC/Suezmax 1 Year Time Charter Rates: 2006 to 2017*

(US$/Day Period Averages)
* Through to February 2017
Source: Drewry

In the tanker market, independent shipowners have two principal employment options – either the spot or time charter markets, or a combination of both. How tankers are deployed varies from operator to operator, and its decision is influenced by the market conditions. In a buoyant market, the companies that prefer to deploy vessels on the sport market will gain more as they will benefit from the rise in freight rates. Broadly speaking, a shipowner with an operating strategy, that is focused on the time charter market will experience a more stable income stream and will be relatively insulated against the volatility in spot rates.
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
Newbuild prices increased by an average of 10% across vessel class in 2014, but they  declined marginally in 2015 because of weaker steel prices and spare capacity at shipyards on account of negligible activity in other sectors of the maritime industry. Average new building prices for VLCCs in 2015 dropped by 2.4% year on year, while for Suezmax tankers, prices were flat between 2014 and 2015. Spare capacity at shipyards coupled with low ordering in 2016 led to further decline in newbuilding prices. As of February 2017, indicative  VLCC and Suezmax newbuild prices were estimated to be $81 million and $53 million respectively.

VLCC/Suezmax Tanker Newbuilding Prices: 2006 to 2017*
(US$ Million)

* Through to February 2017
Source: Drewry

Secondhand Prices

    Secondhand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply of and demand for shipping capacity. The secondhand vessel prices follow the prevailing freight rates and provide a better assessment of the existing supply and demand situation in the market. Vessel values are also dependent on other factors including the age of the vessel. Prices for young vessels, those approximately five years old or under are also influenced by newbuilding prices. Prices for old vessels, those that are in excess of 25 years old and near the end of their useful economic lives, are swayed by the value of scrap steel. In addition, values for younger vessels tend to fluctuate less often on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels that makes the price of younger vessels less sensitive to freight rates in the short term.

Vessel values are determined on a daily basis in the sale and purchase, or S&P, market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to participants in the seaborne transportation industry. The S&P market for oil tankers is transparent and quite liquid with a large number of vessels changing hands on a regular basis.
The chart below illustrates the movements of prices in US$ million for secondhand five year old oil tankers between 2006 and 2017. After remaining flat between 2010 and 2013, secondhand vessel prices started recovering in 2014-15, but a sharp decline in earning capabilities of vessels in 2016 reversed the trend and secondhand prices plunged by 25-30% during the year. As of February 2017, five year old vessels were changing hands at prices well below the last peak witnessed in 2008.

VLCC/Suezmax Tanker Secondhand Prices – 5 Year Old Vessels: 2006 to 2017*
(US$ Millions)

* Through February 2017
Source: Drewry

OVERVIEW OF THE OFFSHORE OIL AND GAS INDUSTRY
All the information and data in this annual report about the offshore oil industry has been provided by Energy Maritime Associates, or EMA, an independent strategic planning and consulting firm focused on the marine and offshore sectors. EMA has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, EMA has advised that: (a) certain information in EMA's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in EMA's database; (c) while EMA has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.
Brief History of the Offshore Industry

Over the past 20 years global oil demand has grown at an average annual rate of 1.4%. With the exception of two years during the global financial crisis in 2008 and 2009, oil demand has increased year after year during this period. The Energy Information Administration, or EIA, forecasts world oil production will grow to 121 million barrels per day (b/d) by 2040.
According to the EIA, despite the rapid pace of growth in onshore oil production in North America, offshore oil production accounts for 30% of the global total with 50 countries producing 27 million b/d in 2015. The top five offshore producing countries are Saudi Arabia, Brazil, Mexico, Norway, and the United States.
The offshore oil and gas industry can generally be defined as the extraction and production of oil and gas offshore. From a more nuanced perspective, it is a highly technical industry with significant risks, but high rewards. Unlike on-shore developments, where drilling and processing equipment be constructed onsite, often with access to existing infrastructure, offshore developments have additional engineering and logistical requirements in designing, transporting, installing and operating facilities in remote offshore environments. Because of this, each production unit is unique and designed for the specific field's geological and environmental characteristics including hydrocarbon specifications, reservoir requirements (such as water/gas/chemical injection), well/subsea configuration, water depth, and weather conditions (above and below the water).

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
Floating Production and Storage, or FPS, and Floating, Production, Storage and Offloading unit (or FPSO) units emerged in the 1970s. Since that time, FPS units have been installed in increasing water depths, with the deepest unit now operating in 2,900 meters of water. Water depths are currently defined as shallow (less than 1,000 meters), deepwater (between 1,000 meters and 1,500 meters), and ultra-deepwater (greater than 1,500 meters). Units installed before 2000 were almost all shallow water. Since 2000, 40% of units have been installed in deepwater including 16% in ultra-deepwater. For units currently on order, 63% are in deepwater, including 50% in ultra-deepwater. Other types of FPS units include Spar, Tension-Leg Platform, or TLP, and Semi-submersible or Semi, which are well suited to deepwater. For liquefying gas and then converting it back to gas, Floating Liquefied Natural Gas and Floating Storage Regas Unit, or FSRU can be used. Mobile Offshore Production Units, or MOPU , and Floating Storage Offloading Units , or FSO are popular for shallow water developments.
The geographical range of the FPS industry has also changed over the years. For the first few decades of industry activity, projects were concentrated in the Gulf of Mexico and the North Sea. However, with discoveries of new hydrocarbon basins, the location of offshore developments expanded to include most parts of the world, with Brazil, West Africa, and Southeast Asia now leading the way.
Source: Energy Maritime Associates, January 2017

Along with increasing water depth, the size and complexity of these offshore developments has also grown, which in turn has increased the size and complexity of the FPS units. Project development cycles have increased in time, complexity, and cost. In particular, the time between initial discovery and starting production is now five to ten years.
This lengthening of project time is due to a combination of factors, including the complexity of the field itself, as well as increased front end engineering and design, expanded internal company review processes, and compliance with local regulations. This additional planning and scrutiny is largely a response to past projects which did not meet the planned budget, schedule, and/or operational expectations.

Contract Awards and Orderbook

Production from floating production systems has been increasing over the past 20 years, but not in a consistent manner. Approval of these projects depends largely on the oil price expectation at the time and the related production potential associated with the specific project. As a result, the orders for FPS units generally follow the price of oil. However, oil price is not the only factor. Development costs also play a major role in determining the economic viability of a project. After the price of Brent crude dropped to $34 per barrel in 2008, only 10 FPS units were awarded in 2009. As the price of Brent crude recovered to over $100 per barrel, 25-33 FPS units were awarded each year from 2010 to 2014. With the sharp decline in oil prices throughout 2015, only 15 units were awarded that year. There were no FPS awards in the first quarter of 2016, but orders resumed in the second quarter due to reduction in costs to levels last seen in a decade ago as well as a gradual recovery in oil prices. 19 FPS units were ordered in 2016.

FPS Systems Awarded from 2007-2016
Excludes MOPUs; Production Barges included in FPSO count
Number of Units
0
5
10
15
20
25
30
35
23
23
10
33
30
33
25
28
15
19
3
4
2
4
6
7
8
8
4
5
4
2
2
6
4
3
5
3
3
7
2
3
1
1
2
3
4
2
1
1
2
1
3
2
1
1
2
2
2
1
1
14
14
7
26
12
14
12
11
4
3
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Type Unit (group)
FSO
FSO (LNG)
FSRU
FLNG
TLP
SPAR
Semi
FPSO

Source: Energy Maritime Associates, January 2017

Currently Installed Units

As of January 2017, there are 278 FPS systems in service worldwide comprised of FPSOs (60% of the current total), Production Semis (13%), TLPs (9%), Production Spars (7%), FSRU (7%), and Production Barges (3%). This does not include 37 production units and eight floating storage/offloading units that are available for re-use. Another 102 floating storage/offloading units (without production capability) are in service.

Source: Energy Maritime Associates, January 2017

Global Distribution of Installed Units by Type:

Source: Energy Maritime Associates, January 2017

Source: Energy Maritime Associates, January 2017

Markets

The top five regions for floating production systems are Southeast Asia (23%), Brazil (17%), Africa (16%), Gulf of Mexico ("GOM") (14%), and Northern Europe ("NE") (12%). The type of systems varies widely from region to region – FSOs are the dominant type in Southeast Asia ("SEA") due to the relatively shallow water depths and lack of infrastructure. In this type of environments, a fixed production platform and FSO is often the most economic development option.
The current order backlog consists of 54 production floaters, seven FSOs (four Oil and three LNG) and six Mobile Offshore Production Units, or MOPUs. Within the backlog, 34 units are utilizing purpose-built hulls and 20 units are based on converted hulls. Of the production floaters being built, 28 are owned by field operators, 26 by leasing contractors.
Since 1996, the production floater order backlog has ranged from a low of 17 units in 1999 to a peak of 71 units in the first half of 2013. Within this period, there have been multiple cycles: a downturn in 1998 and 1999 followed by an upturn from 2000 to 2002 of 17 to 39 units, relative stability in 2003 and 2004, an upturn from 2005 to 2007 from 35 to 67 units followed by a downturn from 2008 to 2009 down to 32 units, an upturn between 2010 and 2013 to 71 units, and a gradual decline to 54 units by the end of 2016.

The leading destinations for the FSOs currently on order are Northern Europe and Southeast Asia.

Source: Energy Maritime Associates, January 2017

Most Attractive Growth Regions

Between 2022 and 2027, Brazil and West Africa are expected to continue to be the most attractive areas for offshore projects and present ample investment opportunities according to respondents of EMA's 2017 industry sentiment survey. As of January 2017, these two regions account for 35% (78 out of 226) potential floating production projects in the planning process. Other industry participants believe that Southeast Asia and GOM-Mexico present the next largest growth opportunities globally. New shallow and deep water projects requiring FPSOs and FSOs are expected to increase dramatically following reforms in Mexico to allow foreign investment. East Africa is also expected to see new floating production units, following large gas discoveries in Mozambique and Tanzania.

What regions or countries will present the largest growth opportunities over the next 5-10 years?

22%
21%
12%
8%
7%
6%
5%
4%
3%
3%
3%
3%
2%
1%
Brazil
West Africa
Southeast Asia
Gulf of Mexico – Mexico
East Africa
Australia / New Zealand
Middle East
South Asia
Gulf of Mexico – US
North Sea (Norway& UK)
South America (ex Brazil)
China
Med
Canada

Source: Energy Maritime Associates, January 2017
The FSO Market

FSOs provide field storage and offloading in a variety of situations. FSOs are primarily used in conjunction with fixed platforms, MOPUs and production floaters (Semis, TLPs, Spars) to provide offshore field storage of oil and condensate. They are also used as offshore storage/export facilities for onshore production fields and as storage/blending/transhipment terminals for crude oil or refined products. Most FSOs store oil, although there are a few FSOs that store liquefied natural gas, or LNG, or liquefied petroleum gas, or LPG.
FSOs range from simple tankers with few modifications to purpose built and extensively modified tankers with significant additional equipment at a total cost ranging between $250 and $300 million. Oil storage capacity on FSOs varies from 60,000 barrels to 3 million barrels. FSO Asia and FSO Africa, which are co-owned by Euronav, are among the largest and most complex FSOs in operation. Water depth ranges from 15 meters to 380 meters with the exception of an FSO located in Brazil's Marlim Sul field (1,180 meters). There is no inherent limitation on water depth for FSOs.
Most FSOs currently in operation are older single-hull tankers modified for storage/offloading use. Approximately 60% of the FSOs now operating are at least 20 years old, with almost 30% over 30 years old. Production continues on many of these fields, therefore requiring life extension or replacement of these older hulls. Around 40% of the FSOs in service are Aframax or Suezmax-size (600,000 to 1 million barrels). VLCC or ULCC size units (up to 3 million barrels) account for another 40%. The remaining 20% of FSOs is comprised of smaller units.
Slightly over 50% of FSOs in service are positioned in Southeast Asia. Approximately 15% are in West Africa. The others are spread over the Middle East, India, Northern Europe, Mediterranean, Brazil, and elsewhere.
Large storage capacity and ability to be moored in almost any water depth makes FSOs ideal for areas without pipeline infrastructure and where the production platform has no storage capabilities (fixed platforms, MOPU, Spar, TLP, Semi-submersible platform). FSOs have no or limited process topsides, which make them relatively simple to convert from old tankers, as compared to an FPSO. FSOs can be relocated to other fields and some have also later been converted to FPSOs.

The Key Components of an FSO

Unlike other FPS systems, the hull is the primary component of an FSO. Topsides are normally simple and feature primarily accommodation, helicopter landing facilities, crude metering equipment, and sometimes power generation. However some FSOs, including the FSO Asia and the FSO Africa, which are co-owned by Euronav, have more sophisticated topsides (which are described below).  Mooring systems are the same as for an FPSO: spread-mooring or turret-moored (internal and external). In addition, some simple storage units are moored by their own anchor or alongside a jetty. In benign environments, an FSO can be moored to a Catenary Anchor Leg Mooring buoy (soft mooring), where the buoy is fixed to the seabed and attached to the FSO by mooring ropes.
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
Trends in FSO orders

Approximately 31 orders for FSOs have been placed over the past five years, an average of 6.2 annually. While the majority of FSOs were converted from oil tankers, approximately 20% of these units were purpose-built as FSOs. This is in line with the currently installed fleet profile.
Forecast Summary

EMA is tracking 32 potential projects in the planning stage that may require an FSO. The number of FSO projects in the planning pipeline had been increasing, but is down slightly from last year. In 2013 there were 29 FSO projects visible. In 2016 the number was 35 projects. FSO projects can typically be developed more quickly than other FPS developments and therefore there are a number of projects to be awarded in the next five years that are not yet visible.
The prospects for the FSO sector remain good, despite the low oil price environment. There remains a large number of visible offshore energy development projects in the planning stage as well as activity in the drilling market. Since January 2015, the average drilling rates for jack-up rigs have decreased by over 40% in Southeast Asia and Northern Europe. In these areas the most popular development option is an FSO, in conjunction with a fixed platform or MOPU.
The vast majority of FSO orders will continue to go to Southeast Asian countries including Thailand, Vietnam, and Malaysia, but there has been increased activity in the North Sea and Mediterranean as well. Mexico is also a large potential market for FSO solutions, which would be ideal for many shallow water developments.
From 2017-2021, converted oil tankers will remain the dominant choice for FSOs. Newbuilt units will be used for some projects in the North Sea as well as for condensate FSOs on gas fields. We expect between 16-20 conversion and 4-8 newbuilding orders over the next five years. In addition, we expect 2-6 FSO orders to be filled by redeployed units. Currently there are 25 idle FPSOs and 8 idle FSOs, with 22 more potential redeployment units coming off contract over the next five years.
Between $2.6 and $4.7 billion is expected to be spent on FSO orders over the next five years, with the mid-price being $3.5 billion. Around 55% will be spent on conversions, 35% on newbuildings, and 10% on redeployments. The purpose-built units will cost in the range of $150 to $250 million. Converted units will cost $50 to $150 million. Capital cost for redeployed units would depend on the value assigned to the existing asset, but should be lower than a converted unit. Where the capex falls in this range depends on the hull size, design life and mooring/ offloading system needed.
In the past, the majority of vessels chosen for conversion were between 20 and 25 years old. However, this trend is changing as companies increasingly scrutinize the quality and hull fatigue of the units earmarked as conversion candidates. Some recent FPSO conversion projects have selected newbuilt or units as young as 5 years old.
Increasingly, FSO conversion work is being carried out in Chinese yards, but some of the more complex FSO projects will be continue to be performed in Singapore and Malaysia. Most newbuilt units have been constructed by the Chinese and Korean yards. However Jurong shipyard in Singapore was awarded a contract in 2015 for a high spec unit destined for the UK's Culzean field.

Competition

Competition in the FSO market includes tanker owners, specialized FSO/FPSO contractors, and engineering/construction companies in the floating production sector. Tanker owners tend to compete for projects which require less modification and investment. Companies such as Teekay Offshore Partners L.P., Knutsen NYK Offshore Tankers AS, Malaysia International Shipping Corporation Berhad, and Omni Offshore Terminals Pte Ltd target more complex FSO projects with higher specifications and client requirements. FPSO contractors such as MODEC Inc, SBM Offshore N.V., SBM, and BW Offshore Limited had competed in the FSO market in the past, but are now primarily focused on large FPSO projects.
Most clients conduct a detailed pre-qualification screening before accepting proposals. Pre-qualification requirements include: FSO conversion and operation experience, health, safety, environment systems and procedures, access to tanker for conversion, and financial resources.
Contract Structure

As part of the overall offshore field development, most FSOs are leased on long-term (5 to 15 years), fixed rate service contracts (normally structured as either a time charter or a bareboat contract). The FSO is essential to the field production as oil is exported via the FSO.  Typically, the FSO contract has a fixed period as well as additional extension periods (at the charterer's option) depending on the projected life of the development project. The FSO is designed to remain offshore for the duration of the contact, as opposed to conventional tankers, which have scheduled drydocking repairs every 2 to 3 years. Depending on tax treatment and local regulations, some oil companies elect to purchase the FSO rather than lease it, particularly when the unit is expected to remain on site for over 20 years. However, there have been FSO lease contracts for 20 or even 25 years.
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

International Maritime Organization
The International Maritime Organization, or the IMO, is a specialized agency of the United Nations responsible for setting global standards for the safety, security and environmental performance of vessels engaged in international shipping. The IMO primary objective is to create a regulatory framework for the shipping industry that is fair and effective, and universally adopted and implemented. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention and MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to the prevention of pollution by oil; Annexes II and III relate to the prevention of pollution by noxious liquid substances carried in bulk and harmful substances carried by sea in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air pollution by ship emissions, including greenhouse gases.
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
The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a reduction of sulfur oxide emissions from ships. On October 27, 2016, at its 70th session, or MEPC 70, the Marine Environment Protection Committee, or MEPC, announced its decisions concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.50% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content. Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after draft amendments are presented at MEPC's next session. The U.S. ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.
Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.10%. Amended Annex VI establishes procedures for designating new ECAs, and the Baltic Sea, the North Sea, certain coastal areas of North America, and the U.S. Caribbean Sea are all within designated ECAs where the 0.10% fuel sulfur content applies. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional losses. Amendments to Annex VI imposed stricter nitrogen oxide standards on marine diesel engines installed on ships built on or after January 1, 2016 which operate in North American and U.S. Caribbean ECAs. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
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
Safety Management System Requirements
The IMO also adopted SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 amendments to SOLAS that relate to the safe manning of vessels entered into force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims of 1976 as amended, or the LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life, personal injury, and property claims against shipowners.

Our operations are also subject to environmental standards and requirements contained in the ISM Code, to provide an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, invalidation of our existing insurance or a reduction in available insurance coverage for our affected vessels. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.
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
Pollution Control and Liability Requirements
IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions and limitations. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC also covers bunker oil pollution by tankers but only when loaded or when cargo residues remain on board. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to the vessel's limitation fund for a single incident. Our protection and indemnity insurance covers the liability under the plan adopted by the IMO subject to the rules and conditions of entry.
The IMO adopted the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC. With respect to tankers, this Convention is only applicable to vessels without cargo or residues thereof on board.
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
In addition, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017.  Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. On October 27, 2016 the MEPC updated "guidelines for approval of ballast water managements systems (G8)." G8 updates previous guidelines concerning procedures to approve BWMS, including mid-ocean ballast exchange or ballast water treatment requirements.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such requirements on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
U.S. Regulations
The U.S. Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances (including certain forms of oil) whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation), for tank vessels greater than 3,000 gross tons other than a single hull tank vessel, such as double hull tankers and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, effective October 22, 2012, the U.S. Bureau of Safety and Environment Enforcement, or the BSEE, implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities.  On February 24, 2014, the U.S. Bureau of Ocean Energy Management, or the BOEM, proposed a rule increasing the limits of liability of damages for offshore facilities under the OPA based on inflation. Furthermore, in April 2015, it was announced that new regulations are expected to be imposed in the U.S. regarding offshore oil and gas drilling and the BSEE announced a new Well Control Rule in April 2016. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

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
Through our P&I Club membership with Gard, West of England and Brittania, we maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels.  For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record-keeping and reporting requirements to ensure the effluent limits are met.  On March 28, 2013, the EPA re-issued the VGP for another five years, effective from December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers, and the use of environmentally acceptable lubricants.
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
The USCG, regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures.  Vessels not complying with these regulations are restricted from entering U.S. waters. As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel.

As of January 1, 2014, vessels are technically subject to the phasing-in of these standards. However, it was not until December 2016, the USCG first approved said technology. The USCG previously provided waivers to vessels that could not install the as-yet unapproved technology and vessels now requiring a waiver will need to show why they cannot install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP.  In the fall of 2016 sources reported that the EPA indicated it was working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions for ships. On January 1, 2013, mandatory requirements to address greenhouse gas emissions from ships adopted by MEPC, entered into force. Under those measures by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The E.U. has indicated that it intends to propose an expansion of the existing E.U. emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the E.U. launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2015 a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at E.U. ports from January 2018 collect and publish data on carbon dioxide emissions and other information.  In the U.S., the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of the MARPOL concerning marine diesel engines, their emissions and the sulfur content in marine fuel. Moreover, in the U.S. individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it might take additional actions regarding climate change. Any passage of climate control legislation or other regulatory initiatives by the IMO, E.U., the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or the Paris Agreement, that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization, or the ILO is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013. Amendments to MLC 2006 were adopted in 2014 and 2016. Following the ratification of MLC 2006, we have developed certain new procedures to ensure full compliance with its requirements.
Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.
Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or the IMDG Code.
To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. The following are among the various requirements, some of which are found in SOLAS:
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
The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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
We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place for such use as of January 1, 2017:
•	Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $171,390.
•	Greece, located at 69 Akti Miaouli, Piraeus, Greece 185 37, for a yearly rent of $252,680.
•	France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a total yearly rent of $28,961.
•
United Kingdom, London, located at Moreau House, 3rd Floor, 116 Brompton Road, London SW3 1JJ for a yearly rent of $263,812 (our former London office) through January 2018, which we sublease to a third party for the remaining term and received a total yearly rent of $127,538.

•
United Kingdom, London, located at 81-99 Kings Road, Chelsea, London SW3 4PA, 1-3 floor, for a yearly rent of $890,798. We sublease part of this office space to third parties and received a total yearly rent of $663,849 (our new London office).

•	Singapore, located at 10 Hoe Chiang Road # 10-04, Keppel Tower, Singapore 089315, for a yearly rent of $52,557.
•	Hong Kong, located at Room 2503-05 25th Floor Harcourt House 39 Gloucester Road Wanchai Hong Kong, for a yearly rent of $38,461.
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
The following table presents our average TCE rates (in U.S. dollars) and vessel operating days, which are the total days the vessels were in our possession for the relevant period, net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys for the periods indicated:
	Year ended December 31, 2016			Year ended December 31, 2015			Year ended December 31, 2014
	REVENUE			REVENUE			REVENUE
	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool
TANKER SEGMENT*
VLCC
Average rate	$42,618	$47,384	$41,863	$41,981	$30,734	$55,055	$38,538	$14,120	$27,625
Vessel Operating days	1,918	468	8,167	954	380	8,311	687	791	5,816

SUEZMAX
Average rate	$26,269	$27,498	−	$35,790	$41,686	−	$25,929	$23,382	−
Vessel Operating days	2,105	4,646	−	2,297	4,483	−	2,949	3,825	−

FSO SEGMENT**
FSO
Average rate	$178,650	−	−	$178,778	−	−	$175,426	−	−
FSO Operating days	366	−	−	365	−	−	365	−	−

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
On December 31, 2016, all of our owned vessels were of double hull construction. If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.

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
FSO Impairment
Due to the fact that FSO vessels are often purposely built for specific circumstances, and due the absence of an efficient market for transactions of FSO vessels, the carrying values of our FSO's may not represent their fair values at any point in time. The carrying amounts of our FSO's are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single FSO. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.
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
The carrying values of our vessels or our FSOs may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The value of a FSO is highly dependent on the value of the service contract under which the unit is employed.
In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations. Specifically, in estimating future charter rates or service contract rates, management takes into consideration estimated daily rates for each asset over the estimated remaining lives. The estimated daily TCE rates are based on the trailing 10-year historical average rates, based on quarterly average rates published by a third-party maritime research service. Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable as historically it is the most appropriate reflection of a typical shipping cycle. When using 5-year or 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that no impairment is required for the tanker fleet. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates as well as management's best estimate of daily rates for future periods.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with our depreciation policy.
The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels.
Our Fleet—Vessel Carrying Values
During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that for the years ended December 31, 2016 and 2015, no impairment was required.
The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2016 and December 31, 2015. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment." We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values. For each of the vessels that we designated as held for sale at December 31, 2016 and December 31, 2015, we either used the agreed upon selling price of each vessel if an agreement has been reached for such sale or an estimate of basic market value if an agreement for sale has not been reached as of the date of this annual report.
			(In thousands of USD)
Vessel Type	Numbers of Vessels at December 31, 2016	Numbers of Vessels at December 31, 2015	Carrying Value at December 31, 2016	Carrying Value at December 31, 2015
VLCC (includes ULCC) (1)	26	26	1,694,506	1,645,853
Suezmax (2)	19	17	688,657	642,183
Vessels held for sale	−	1		24,195
Total	45	44	2,383,163	2,312,231

(1)
As of December 31, 2016, nineteen of our VLCC owned vessels (December 31, 2015: eight) had carrying values which exceeded their aggregate market values. These vessels had an aggregate carrying value of $1,432.2 million (December 31, 2015: $668.4 million), which exceeded their aggregate market value by approximately $298.0 million (December 31, 2015: $94.7 million).

(2)
As of December 31, 2016, seventeen of our Suezmax owned vessels (December 31, 2015: ten) had carrying values which exceeded their aggregate market values. These vessels had an aggregate carrying value of $664.8 million (December 31, 2015: $474.6 million), which exceeded their aggregate market value by approximately $204.7 million (December 31, 2015: $36.7 million).

The table above only takes into account the fleet that is 100% owned by us and therefore does not take into account the vessels that are owned in joint ventures or the FSOs as they are accounted for using the equity method.

Vessels held for sale
Vessels whose carrying values are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. This is the case when the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such vessels and its sale is highly probable (when it is significantly more likely than merely probable).
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
As of December 31, 2016, we had no vessels as a non-current asset held for sale. As of December 31, 2015, we had one VLCC (Famenne) as a non-current asset held for sale.
Drydocking-Component approach
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in drydock. After each drydock, all the components installed (as replacements or as additional components) during the drydock are classified in two categories (according to their estimated lifetime and their respective cost). When the useful life is higher than 1 year, the component is amortized if its cost is higher than the established threshold. The components will then be amortized over their estimated lifetime (3-5 years).

Fleet Development

The following table summarizes the development of our fleet as of the dates presented below*:
	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
VLCCs
At start of period	28.5	27.5	12.2
Acquisitions	3.5	3.0	17.0
Dispositions	(5.0)	(1.0)	(2.5)
Chartered-in	3.0	(1.0)	0.8
At end of period	30.0	28.5	27.5
Newbuildings on order	2.0	3.0	−
Suezmax
At start of period	20.0	21.0	21.0
Acquisitions	1.0	−	−
Dispositions	(1.0)	(1.0)	−
Chartered in	(1.0)	−	−
At end of period	19.0	20.0	21.0
Newbuildings on order	2.0	−	−
FSO
At start of period	1.0	1.0	1.0
Acquisitions	−	−	−
Dispositions	−	−	−
Chartered in	−	−	−
At end of period	1.0	1.0	1.0
Newbuildings on order	−	−	−
Total fleet
At start of period	49.5	49.5	34.2
Acquisitions	4.5	3.0	17.0
Dispositions	(6.0)	(2.0)	(2.5)
Chartered in	2.0	(1.0)	0.8
At end of period	50.0	49.5	49.5
Newbuildings on order	4.0	3.0	−
* This table includes vessels we own through joint venture entities, which we recognize in our income statement using the equity method, at our respective share of economic interest. This table does not include vessels acquired, but not yet delivered.
Vessel Acquisitions and Charter-in Agreements
In January 2014, we agreed to acquire 15 modern VLCCs from Maersk Tankers, or the 2014 Fleet Acquisition Vessels for a total purchase price of $980.0 million payable as the vessels were delivered to us charter-free. This acquisition was fully financed through a combination of new equity and debt issuances and borrowings under our $500.0 million Senior Secured Credit Facility.  During the period from February 2014 through October 2014, we took delivery of all of the 2014 Fleet Acquisition Vessels from Maersk Tankers, Nautilus, Nucleus, Navarin, Newton, Sara, Ilma, Nautic, Ingrid, Noble, Nectar, Simone, Neptun, Sonia, Iris and Sandra.

On February 5, 2014, we agreed to charter-in the VLCC Maersk Hojo from Maersk Tankers A/S for a period of 12 months, with the option to extend the charter for an additional 12 months. The time charter commenced on March 24, 2014 upon delivery of the vessel to us. On February 5, 2014, we agreed to charter-in the VLCC Maersk Hirado from Maersk Tankers A/S for a period of 12 months, with the option to extend the charter for an additional 12 months. The time charter commenced on May 3, 2014 upon delivery of the vessel to us. On December 19, 2014 and February 26, 2015, respectively, we acquired the VLCCs Maersk Hojo and Maersk Hirado (which were formerly time chartered-in by us). At the time of each acquisition, the time charter on which each vessel was respectively employed, was terminated.
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
On June 15, 2015, we entered into an agreement with an unrelated third-party to acquire contracts for the construction of the Metrostar Acquisition Vessels, which at the time of our purchase were under construction at Hyundai, for an aggregate purchase price of $384.0 million, or $96.0 million per vessel. The first vessel, the Antigone, was delivered to us on September 25, 2015. The second vessel, the Alice, was delivered to us on January 26, 2016. The third vessel, the Alex, was delivered to us on March 24, 2016. The fourth vessel, the Anne, was delivered to us on May 13, 2016.
On June 2, 2016, we entered into a Share Swap and Claims Transfer Agreement whereby (i) we transferred our 50% equity interest in Moneghetti Shipholding Ltd., or Moneghetti, and Fontvieille Shipholding Ltd., or Fontvieille, and, as consideration therefor, acquired from Bretta its 50% ownership interest in Fiorano Shipholding Ltd., or Fiorano, and Larvotto Shipholding Ltd., or Larvotto; and (ii) we transferred our claims arising from the shareholder loans to Moneghetti and Fontvieille and acquired Bretta's claims arising from the shareholder loans to Fiorano and Larvotto.  In addition, we paid $15.1 million to Bretta as compensation for the difference in value of the vessels.  As a result of this transaction, our equity interest in both Fiorano and Larvotto increased from 50% to 100% and we are now the sole owner of the Suezmaxes Captain Michael and the Maria, respectively.  We no longer have an equity interest in Moneghetti or Fontvieille, which now fully own the Suezmaxes Devon and the Eugenie, respectively.  Effective as of the same date, Fiorano and Larvotto are fully consolidated within our consolidated group of companies. We refer to these transactions collectively as the Share Swap and Claims Transfer Agreement.
On August 16, 2016, we entered into an agreement for the acquisition through resale of two VLCCs which are under construction at Huyndai for an aggregated purchase price of $169 million or $84.5 million per vessel. The vessels Ardeche and Aquitaine were delivered to us on January 12, 2017 and January 20, 2017 respectively.
On October 3, 2016, we entered into construction contracts with Hyundai for two high specification Ice-Class Suezmax vessels from Hyundai, which we expect will be delivered to us in the first half of 2018.
On November 1, 2016, we entered into an agreement to purchase the VLCC V.K. Eddie from our 50% joint venture Seven Seas Shipping Ltd., or Seven Seas, at a price of $39.0 million.
Vessel Sales and Redeliveries
On April 6, 2014, we redelivered the VLCC Island Splendor, in which we had a 20% economic interest, which was co-chartered-in with Tankers International, to its owner upon the conclusion of the time charter-in period.
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

On July 31, 2014, Belle Shipholdings, a related party, sold the Cap Isabella. Our bareboat charter was subsequently terminated on October 8, 2014 upon delivery of the vessel to its new owner. We were entitled to receive a share of the profit resulting from the sale of this vessel by Belle Shipholdings of $4.3 million, which was recorded in the fourth quarter of 2014.
On November 11, 2015, we sold the Suezmax Cap Laurent for a net price of $22.3 million to an unrelated third-party, resulting in a capital gain of $11.1 million in the fourth quarter of 2015. We delivered the vessel to its new owner on November 26, 2015.
On January 15, 2016, we sold the VLCC Famenne, for a net price of $38.0 million to an unrelated third-party, resulting in a capital gain of $13.8 million, which was recorded in the first quarter of 2016. We delivered the vessel to its new owner on March 9, 2016.
On October 27, 2016 and November 27, 2016, we redelivered the VLCC KHK Vision and the Suezmax Suez Hans, respectively, to their owners upon the conclusion of their respective time charter-in periods.
On December 16, 2016, we entered into a five-year sale and leaseback agreement with an unrelated third-party for four VLCCs. The four VLCCs are the Nautilus, the Navarin, the Neptun, and the Nucleus. The transaction assumed a net en-bloc sale price of $185 million and produced a capital gain of $41.5 million which was recorded in the fourth quarter of 2016. However, because there was a total difference of $5.0 million between the observable fair value of the assets ($181 million) and the sale price ($186 million), this excess has been deferred and being amortized over the period for which the asset is expected to be used (in this case, the duration of the lease, which is 5 years.).
A.  Operating Results

Year ended December 31, 2016, compared to the year ended December 31, 2015
Total shipping revenues and voyage expenses and commissions.
The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2016 and 2015:
(US$ in thousands)	2016	2015	$ Change	% Change
Voyage charter and pool revenues	544,038	720,416	(176,378)	(24)%
Time charter revenues	140,227	126,091	14,136	11%
Other income	6,996	7,426	(430)	(6)%
Total shipping revenues	691,261	853,933	(162,672)	(19)%
Voyage expenses and commissions	(59,560)	(71,237)	11,677	(16)%

Voyage Charter and Pool Revenues.    Voyage charter and pool revenues decreased by 24%, or $176.4 million, to $544.0 million for the year ended December 31, 2016, compared to $720.4 million for the same period in 2015. This decrease was due to a decrease in the average TCE rates for VLCCs and Suezmax tankers from $52,802   and $39,689, respectively in 2015 to $42,243 and $27,114, respectively in 2016. This decrease in the average TCE was partially offset by an increase of the total number of vessel operating days.
Time Charter Revenues.    Time charter revenues increased by 11%, or $14.1 million, to $140.2 million for the year ended December 31, 2016, compared to $126.1 million for the same period in 2015.  This increase was partly due to several new time charter contracts at the end of 2015 and in 2016 resulting in an increase in fixed operating days. The increase in fixed operating days was partially offset by a lower rate received during 2016 due to renewal of charters and by the market-related profit share earned on certain of our time charter-out vessels due to less favorable market conditions.
Other Income.    Other income decreased by 6%, or $0.4 million, to $7.0 million for the year ended December 31, 2016, compared to $7.4 million for the same period in 2015. Other income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage, such as insurance rebates received based on changes in our vessels' trading patterns.

Voyage Expenses and Commissions.    Voyage expenses and commissions decreased by 16% or $11.7 million, to $(59.6) million for the year ended December 31, 2016, compared to $(71.2) million for the same period in 2015. This decrease was primarily due to a decrease of oil prices which reduced bunker expenses, the largest component of voyage expenses and more vessels operating under a long term time charter.
Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.
The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2016 and 2015:
(US$ in thousands)	2016	2015	$ Change	% Change
Net gain (loss) on lease terminations	−	−	−	0%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale and loss on disposal of investments in equity-accounted investees)	26,247	5,300	20,947	395%

Net gain (loss) on lease terminations.    We did not terminate any leases during the years ended December 31, 2016 and 2015.
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale, and loss on disposal of investments in equity-accounted investees).    Net gain (loss) increased by 395%, or $20.9 million, to a gain of $26.2 million for the year ended December 31, 2016, compared to a gain of $5.3 million for the same period in 2015. The net gain on sale of assets of $26.2 million in 2016 represents the difference between a capital gain of $13.8 million recorded on the sale of the VLCC Famenne, a capital gain of $36.5 million recorded on the sale and lease back transaction of the VLCC Nautilus, Navarin, Neptun and Nucleus, and a loss of $24.1 million on the disposal of the joint ventures with Bretta, where we assumed full ownership of the two youngest vessels, the Suezmax Captain Michael and the Suezmax Maria. The net gain on sale of assets of $5.3 million in 2015 represents the difference between a capital gain of $11.1 million on the sale of the Suezmax Cap Laurent, an additional capital gain of $2.2 million on the sale of the VLCC Antarctica, and a write-off of the $8.0 million option fee related to the option to purchase four VLCCs from the seller of the Metrostar Acquisition Vessels, which our Board of Directors decided not to exercise in the third quarter of 2015.
Vessel Operating Expenses.
The following table sets forth our vessel operating expenses for the years ended December 31, 2016 and 2015:
(US$ in thousands)	2016	2015	$ Change	% Change
Total VLCC operating expenses	100,848	99,682	1,166	1%
Total Suezmax operating expenses	59,351	54,036	5,315	10%
Total vessel operating expenses	160,199	153,718	6,481	4%

Total vessel operating expenses increased by 4%, or $6.5 million, to $160.2 million during the year ended December 31, 2016, compared to $153.7 million for the same period in 2015. This increase was primarily due to an increase in the number of vessels operated by us (i) following the delivery of newbuildings the VLCCs Alice, Alex, and Anne , (ii) the acquisition of the joint venture stake we did not own in the Suezmaxes Captain Michael, Maria  and VLCC V.K. Eddie (see Fleet Development). The increase was partly offset by the sale of the VLCC Famenne and Suezmax Cap Laurent.
VLCC operating expenses increased by 1%, or $1.2 million, during the year ended December 31, 2016, compared to the same period 2015. The increase was primarily attributable to additional vessels acquired and delivered in 2016 and in the course of 2015, offset by the sale of the Famenne and lower technical expenses in general.
Suezmax operating expenses increased by 10%, or $5.3 million, during the year ended December 31, 2016, compared to the same period 2015. The increase was mainly due to the Suezmaxes Maria and Captain Michael following the Share Swap and Claims Transfer Agreement (see Fleet Development), partially offset by the sale of the Cap Laurent at the end of 2015.

Time charter-in expenses and bareboat charter-hire expenses.
The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2016 and 2015:
(US$ in thousands)	2016	2015	$ Change	% Change
Time charter-in expenses	16,921	25,849	(8,928)	(35)%
Bareboat charter-hire expenses	792	−	792	−
Total charter hire expense	17,713	25,849	(8,136)	(31)%

Time charter-in expenses. Time charter-in expenses decreased by 35%, or $8.9 million, to $16.9 million during the year ended December 31, 2016, compared to $25.8 million for the same period in 2015. The decrease was attributable primarily to the expiration of two time charter parties in 2016.
Bareboat charter-hire expenses. Bareboat charter-hire expenses increased by $0.8 million, to $0.8 million for the year ended December 31, 2016, compared to $0.0 million for the same period in 2015. The increase was entirely attributable to the sale and leaseback transaction of the VLCCs Nautilus, Navarin, Nucleus and Neptun on December 22, 2016.
General and administrative expenses.
The following table sets forth our general and administrative expenses for the years ended December 31, 2016 and 2015:
(US$ in thousands)	2016	2015	$ Change	% Change
General and administrative expenses	44,051	46,251	(2,200)	(5)%

General and administrative expenses which include also, among others, directors' fees, office rental, consulting fees, audit fees and tonnage tax, decreased by 5%, or $2.2 million, to $44.1 million for the year ended December 31, 2016, compared to $46.3 million for the same period in 2015.
This decrease was due to, among other factors, a decrease of $1.2 million relating to equity-settled share based payments, a decrease of $0.4 million in rental expenses, a decrease of $0.4 million in directors' fees, a decrease of $0.3 million in travel expenses, and a $0.7 million reversal of provisions for onerous contracts.
Furthermore, the administrative expenses related to the TI Pool decreased by $0.9 million during the year ended December 31, 2016, compared to the same period in 2015, mainly due to the lower freight market.
The audit and other fees increased by $0.9 million during the year ended December 31, 2016, compared to the same period in 2015, due to the implementation and audit of an enhanced framework of internal controls.
The mortgages and registration fees increased by $0.9 million during the year ended December 31, 2016 compared to the same period in 2015, due to the sale of certain vessels between consolidated companies in the course of 2016.
Depreciation and amortization expenses.
The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2016 and 2015:
(US$ in thousands)	2016	2015	$ Change	% Change
Depreciation and amortization expenses	227,763	210,206	17,557	8%

Depreciation and amortization expenses increased by 8%, or $17.6 million, to $227.8 million for the year ended December 31, 2016, compared to $210.2 million for the same period in 2015.

Depreciations increased primarily due to (i) the acquisition and delivery of the VLCCs Antigone, Alice, Alex and Anne, resulting in an aggregate increase of $16.0 million, (ii) an increase in depreciation of drydock of $3.3 million and (iii) the acquisition of full ownership of the Suezmaxes Maria and Captain Michael following the Share Swap and Claims Transfer Agreement (see Fleet Development). This increase was partially offset by a decrease in depreciations due to (i) the sale and delivery of the VLCC Famenne and Suezmax Cap Laurent to their respective new owners on March 9, 2016 and November 26, 2015, respectively, resulting in a combined decrease of $7.9 million.
Finance Expenses.
The following table sets forth our finance expenses for the years ended December 31, 2016 and 2015:
(US$ in thousands)	2016	2015	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	39,007	38,246	761	2%
Other financial charges	4,577	8,482	(3,905)	(46)%
Foreign exchange losses	8,111	4,214	3,897	92%
Finance expenses	51,695	50,942	753	1%

Finance expenses increased by 1%, or $0.8 million, to $51.7 million for the year ended December 31, 2016, compared to $50.9 million for the same period in 2015.
Interest expense on financial liabilities measured at amortized cost increased by 2%, or $0.8 million, during the year ended December 31, 2016, compared to the same period in 2015. This increase was primarily attributable to the increase of floating interest rates in 2016, offset by a decrease in average outstanding debt during the year ended December 31, 2016, compared to the same period in 2015. Other financial charges decreased by (46)%, or $(3.9) million, to $4.6 million for the year ended December 31, 2016, compared to $8.5 million for the same period in 2015. This decrease was primarily attributable to the repayment of the $235.5 million bond, issued to partly finance the acquisition of the Maersk Acquisition Vessels, in the first quarter of 2015. As the bond was issued below par and in accordance with IFRS, we amortized $4.1 million in the first quarter of 2015.
Foreign exchange losses increased by 92%, or $3.9 million, due to change in exchange rates between the EUR and the USD.
Share of results of equity accounted investees, net of income tax.
The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2016 and 2015:
(US$ in thousands)	2016	2015	$ Change	% Change
Share of results of equity accounted investees	40,495	51,592	(11,097)	(22)%

As at December 31, 2015, our equity accounted investees included one joint venture which owned one VLCC, four joint ventures which owned one Suezmax each, and two joint ventures which owned one FSO each.
On June 2, 2016, we entered into a Share Swap and Claims Transfer Agreement whereby (i) we transferred our 50% equity interest in Moneghetti and Fontvieille, and, as consideration therefor, acquired from Bretta its 50% ownership interest in Fiorano and Larvotto; and (ii) we transferred our claims arising from the shareholder loans to Moneghetti and Fontvieille and acquired Bretta's claims arising from the shareholder loans to Fiorano and Larvotto.  As a result, our equity interest in both Fiorano and Larvotto increased from 50% to 100% giving us control of both companies. We no longer have an equity interest in Moneghetti and Fontvieille. Before the swap agreement, we accounted for the four entities using the equity method. Following the acquisition, Fiorano and Larvotto are fully consolidated as of June 2, 2016. These transactions led to a decrease in the share of results of equity accounted investees by $10.6 million compared to 2015.
On November 23, 2016, we took delivery of the VLCC V.K. Eddie that we purchased from our 50% joint venture Seven Seas. Our share of the profit of this joint venture for the year ended December 31, 2016 was $2.2 million lower than in the year ended December 31, 2015.

The result of our participations in the 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., the owners of FSO Asia and FSO Africa, respectively, have increased by an aggregate of $1.4 million, mostly due to lower daily operating expenses.
Income tax benefit/(expense).
The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2016 and 2015:
(US$ in thousands)	2016	2015	$ Change	% Change
Income tax benefit (expense)	174	(5,633)	5,807	(103)%

Income tax benefit/(expense) decreased by 103%, or $5.8 million, to a benefit of  $0.2 million for the year ended December 31, 2016, compared to an expense of $5.6 million for the same period in 2015, which was mainly attributable to the fact that two Belgian subsidiaries applied the tonnage tax regime as from January 1, 2016.
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
Time Charter Revenues.    Time charter revenues decreased by 5%, or $6.0 million, to $126.1 million for the year ended December 31, 2015, compared to $132.1 million for the same period in 2014.  This decrease was partly due to several time charter contracts expiring in 2014 and early 2015, resulting in a decrease in fixed operating days. The decrease in fixed operating days was partially offset by a higher rate received during 2015 due to renewal of charters and by the market-related profit share earned on certain of our time charter-out vessels due to more favorable market conditions.
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
Voyage Expenses and Commissions.    Voyage expenses and commissions decreased by 40%, or $47.1 million, to $71.2 million for the year ended December 31, 2015, compared to $118.3 million for the same period in 2014. This decrease was primarily due to decrease of oil prices which reduced bunker expenses, the largest component of  voyage expenses.

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
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale).    Net (loss) decreased by 7%, or $0.4 million, to a gain of $5.3 million for the year ended December 31, 2015, compared to a gain of $5.7 million for the same period in 2014. The net gain on sale of assets of $5.3 million in 2015 represents the difference between a capital gain of $11.1 million on the sale of the Suezmax Cap Laurent, an additional capital gain of $2.2 million on the sale of the VLCC Antarctica, and a write-off of the option fee related to the option to purchase four VLCCs from the seller of the Metrostar Acquisition Vessels for an option fee of $8.0 million, which our Board of Directors decided not to exercise in the third quarter of 2015. The net gain on sale of assets of $5.7 million in 2014 represents the difference between a capital gain of $6.4 million recorded on the sale of the VLCC Luxembourg, a net loss of $0.2 million on the sale of the VLCC Olympia, an impairment loss of $4.9 million on the sale of the VLCC Antarctica, and a net gain of $4.3 million, relating to the profit share on the sale of the Suezmax Cap Isabella.
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

Time charter-in expenses. Time charter-in expenses decreased by 19%, or $6.2 million, to $25.8 million during the year ended December 31, 2015, compared to $32.1 million for the same period in 2014. The decrease was primarily attributable to the expiration of three time charter parties. At the end of 2014, and beginning 2015, we acquired three time chartered-in VLCCs, the Maersk Hojo, the Maersk Hirado, and the Maersk Hakone and redelivered one time charter-in VLCC, the Island Splendor, to its owners on May 18, 2014, resulting in a total decrease of $20.3 million in charter-in expenses.
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
This increase was due to, among other factors, an increase in wages and salaries and other staff costs of $2.2 million, as a result of additional staff hired and additional rent paid of $1.0 million for new offices or the rent of additional spaces. This increase was partially offset by a decrease of $2.4 million relating to equity-settled share based payments.
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
Finance Expenses
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
Interest expense on financial liabilities measured at amortized cost decreased by 34%, or $19.7 million, during the year ended December 31, 2015, compared to the same period in 2014. This decrease was primarily attributable to (i) the redemption of the Convertible Notes due 2015 (ii) the early repayment of the $235.5 million 7-year bond and (iii) the conversion of the remaining 30 perpetual convertible preferred equity securities, which all took place in the first quarter of 2015, and resulted in a decrease of $20.2 million. This decrease was partially offset by an increase in the interest expenses related to bank loans of $1.8 million.
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
This increase was mainly attributable to the utilization of a deferred tax asset ("DTA") of $5.5 million, which was recognized in 2014.
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
As of December 31, 2016 and December 31, 2015, we had $ 206.7 million and $ 131.7 million in cash and cash equivalents, respectively.
Our short-term liquidity requirements relate to payment of operating costs (including certain repairs performed in drydock), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledges under borrowings from commercial banks.
Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2016 and December 31, 2015, we had $ 60.0 million and $ 60.0 million in available syndicated credit lines, respectively.
Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2016 and December 31, 2015, we had $ 295.8 million and $ 231.1 million in available committed secured revolving credit facilities, respectively.
Net cash from (used in) operating activities during the year ended December 31, 2016 was $ 438.2 million, compared to $ 450.5 million during the year ended December 31, 2015. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2016, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.
We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this annual report.

As of December 31, 2016 and December 31, 2015, our total indebtedness was $ 1,159.0 million and $ 1,135.0 million, respectively.
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
Equity Issuances related to our Perpetual Convertible Preferred Equity Securities
On January 13, 2014, we issued 60 perpetual convertible preferred equity securities for net proceeds of $150.0 million, which were convertible into ordinary shares of us, at the holders' option. The perpetual convertible preferred equity securities bore interest at 6%, which was payable annually in arrears in cash or in shares at our option. On February 6, 2014, we issued 9,459,286 ordinary shares upon the conversion of 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million, and on February 6, 2015, we issued 9,459,283 ordinary shares upon our exercise of our right to force the conversion of the remaining 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million. As of December 31, 2016, there were no Perpetual Convertible Preferred Equity Securities outstanding.
Our Borrowing Activities
	Amounts Outstanding as of
(US$ in thousands)	December 31, 2016	December 31, 2015
Euronav NV Credit Facilities
$500.0 Million Senior Secured Credit Facility	−	428,000
$340.0 Million Senior Secured Credit Facility	207,271	175,476
$750.0 Million Senior Secured Credit Facility	612,050	467,500
$409.5 Million Senior Secured Credit Facility	222,036	−
$67.5 Million Secured Loan Facility (Larvotto)	29,143	−
$76.0 Million Secured Loan Facility (Fiorano)	27,813	−

Credit Line Facilities
Credit lines	−	−

Total interest bearing debt	1,098,313	1,070,976

Joint Venture Credit Facilities (at 50% economic interest)
$135.0 Million Secured Loan Facility (Fontvieille and Moneghetti)	−	41,110
$76.0 Million Secured Loan Facility (Fiorano)	−	16,031
$67.5 Million Secured Loan Facility (Larvotto)	−	16,556
$500.0 Million Secured Loan Facility (TI Asia and TI Africa)	37,671	52,100

Total interest bearing debt - joint ventures	37,671	125,797

Euronav NV Credit Facilities

$110.0 Million Senior Secured Credit Facility
On January 30, 2017, we entered into a $110.0 million revolving credit facility with DNB Bank ASA, as Agent and Security Trustee. The facility is undrawn at the date of this annual report but can be used to finance our acquisition of the VLCC newbuildings Ardeche and Aquitaine, which were delivered to us on January 12, 2017 and January 20, 2017, respectively, and which serve as security under this facility. The revolving credit facility matures on December 19, 2017.
$409.5 Million Senior Secured Credit Facility
On December 16, 2016, we entered into a $409.5 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $500.0 Million Senior Secured Credit Facility. This facility is secured by 11 of our wholly-owned vessels. The revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final repayment is due at maturity in 2023. This facility bears interest at LIBOR plus a margin of 2.25% per annnum plus applicable mandatory costs. As of December 31, 2016, the outstanding balance on this facility was $ 222.0 million.
$750.0 Million Senior Secured Credit Facility
On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility is secured by 25 of our wholly-owned vessels. The revolving credit facility is reduced in 13 installments of consecutive six-month interval. The revolving acquisition facility is reduced in 13 installments of consecutive six-month interval and a final repayment is due at maturity in 2022. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Following the sale of the Cap Laurent in November 2015, the total revolving credit facility was reduced by $11.5 million.  Following the sale of the Famenne in January 2016, the total revolving credit facility was reduced by $21.3 million. As of December 31, 2016  and December 31, 2015 the outstanding balance on this facility was $ 612.1 million and $ 467.5 million, respectively.
$340.0 Million Senior Secured Credit Facility
On October 13, 2014, we entered into a $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V., as Agent and Security Trustee. Borrowings under this facility have been used to partially finance our acquisition of the VLCC Acquisition Vessels and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is, secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and the VLCC Acquisition Vessels. As of December 31, 2016 and December 31, 2015 the outstanding balance on this facility was $ 207.3 million and $ 175.5 million, respectively.
$500.0 Million Senior Secured Credit Facility
On March 25, 2014, we entered into a $500.0 million senior secured credit facility with DNB Bank ASA, Nordea Bank Norge ASA, and Skandinaviska Enskilda Banken AB (publ). This facility bears interest at LIBOR plus a margin of 2.75% per annum and is repayable over a term of six years with maturity in 2020 and is secured by the 2014 Fleet Acquisition Vessels. The proceeds of the facility were drawn and used to partially finance the purchase price of the 2014 Fleet Acquisition Vessels. As of December 31, 2015 the outstanding balance on this facility was $ 428.0 million. On December 21, 2016, we repaid this facility in full using a portion of the borrowings under our new $409.5 million Senior Secured Credit Facility.

$76.0 Million Secured Loan Facility (Fiorano)
On October 23, 2008, one of our previously 50%-owned joint ventures, Fiorano Shipholding Limited, entered into a $76.0 million loan facility with Scotiabank Ireland Ltd. to partially finance the acquisition of the Capt. Michael. This loan has a term of eight years with a balloon of $14.0 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.225% per annum. As of December 31, 2015 the outstanding balance on this facility was $32.0 million, of which we had a 50% economic interest of $16.0 million. After the Share Swap and Claims Transfer Agreement (see Fleet Development), we acquired the full economic interest in this loan facility, and as of December 31, 2016, the outstanding balance on this facility was $ 27.8 million.
$67.5 Million Secured Loan Facility (Larvotto)
On August 29, 2008, one of our previously 50%-owned joint ventures, Larvotto Shipholding Limited, entered into a $67.5 million loan facility, as supplemented by a supplemental letter dated November 28, 2011, with Fortis Bank S.A./N.V. to partially finance the acquisition of the Maria. This loan has a term of eight years with a balloon payment of $16.2 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.5% per annum. As of December 31, 2015, the outstanding balance on this facility was $33.1 million of which we had a 50% economic interest of $16.5 million. After the Share Swap and Claims Transfer Agreement (see Fleet Development), we acquired the full economic interest in this loan facility, and as of December 31, 2016, the outstanding balance on this facility was $ 29.1million.
Joint Venture Credit Facilities (at 50% economic interest)

$135.0 Million Secured Loan Facility (Fontvieille and Moneghetti)
On April 23, 2008, two of our previously 50%-owned joint ventures, Fontvieille and Moneghetti, entered into a $135.0 million secured term loan facility with BNP Paribas (Suisse) SA and Alpha Bank A.E. to finance their acquisition of Eugenie and Devon. This facility, as amended, is comprised of two tranches; the Fontvieille Tranche of up to $55.5 million and the Moneghetti Tranche in the amount of $67.5 million. This facility is repayable in quarterly installments over a term of 10 years with a balloon of $43.2 million. This loan bears interest at LIBOR plus a margin of 2.75% per annum. As of December 31, 2015, the outstanding balance on this facility was $82.2 million, of which we had a 50% economic interest of $41.1 million. After consummation of the Share Swap and Claims Transfer Agreement (see Fleet Development), we no longer have an economic interest in this facility.
$500.0 Million Secured Loan Facility (TI Asia and TI Africa)
On October 3, 2008, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., entered into a $500.0 million senior secured credit facility with a group of commercial lenders with ING Bank N.V. as Agent and Security Trustee. We used the proceeds of this facility to finance the acquisition of two ULCC vessels, TI Asia and TI Africa, and to convert these vessels to FSOs, which serve as collateral under this facility. This facility consists of two tranches; the FSO Asia tranche matures in 2017 and bears interest at LIBOR plus a margin of 1.15% per annum, and the FSO Africa tranche, following the restructuring of this tranche, matured in 2015 and bore interest at LIBOR plus a margin of 2.75% per annum. As of December 31, 2016 and December 31, 2015, the outstanding balances on this facility were $75.4 million and $104.2 million, respectively, of which we had a 50% economic interest of $37.7 million and $52.1 million, respectively.
All of the joint venture loans described above are secured by a mortgage of the specific vessel and guaranteed by the respective shareholders of each joint venture on a several basis.
Security

Our secured indebtedness is generally secured by:
•	a first priority mortgage in all collateral vessels;
•	a general pledge of earnings generated by the vessels under mortgage for the specific facility; and
•	a parent guarantee when the indebtedness is not taken at the level of the parent.

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

In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we treat as additional investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2016 and December 31, 2015, $75.4 million and $251.6 million, respectively, was outstanding under these joint venture loan agreements, of which we have guaranteed $37.7 million and $125.8 million, respectively.
As of December 31, 2016 and December 31, 2015, we were in compliance with all of the covenants contained in our debt agreements, and our joint ventures were in compliance with all of the covenants contained in their respective debt agreements.
Guarantees

We have provided guarantees to financial institutions that have provided credit facilities to two (2015: six) of our joint ventures, in the aggregate amount of $37.7 million and $125.8 million as of December 31, 2016 and December 31, 2015, respectively. The total of the related outstanding bank loans as of December 31, 2016 and December 31, 2015 was $75.4 million and $251.6 million, respectively.
In addition, on July 24, 2009, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into a $50.0 million guarantee facility agreement with Nordea Bank Finland plc in order to issue two guarantees of up to $25.0 million each in favor of Maersk Oil in connection with its use of the FSO Asia and FSO Africa after such vessels have been converted to FSO. In August 2010, the amount available under this guarantee facility was reduced to $31.5 million. This guarantee terminates upon the earlier of (i) eight years after the Guarantee Issue Date for the second Guarantee and (ii) March 31, 2018. As of December 31, 2016, the guarantee has not been called upon.
C.	Research and development, patents and licenses

Not applicable.
D.	Trend information

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
Demand for crude oil continues to be robust with the International Energy Agency, or IEA, forecasting global demand growth for crude oil of 1.4 million barrels per day for 2017. Should the price for oil remain low by historical standards then further stimulation of demand from these levels can be anticipated.

We believe that the tanker fleet order book remains moderate, with new orders comprising 12% of the VLCC fleet and 16% of the Suezmax fleet. While the scrapping of vessels is expected to be extremely modest during a strong freight rate background, the average 20 year life for a crude tanker implies a natural level of attrition (5% per annum) in the global fleet.  Two key strategic developments, the re-introduction of Iran to global crude oil markets and trading along with the repealing of the ban on U.S. crude oil exports, should underpin further, if modest, expansion of the ton-miles crude cargoes that will be transported.
We expect that the supply of oil in the short to medium term may continue to be at elevated levels of production as key participants in the U.S., OPEC and Russia will continue to focus on market share strategies.
We have no funding requirements going forward all things being equal and are supported by a proven management team, strict capital discipline and an established dividend distribution policy.
Please see also "Item 4. Information on the Company—A. History and Development of the Company—Industry and Market Conditions."
E.	Off-balance sheet arrangements

We are committed to make rental payments under operating leases for vessels and for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below under "Contractual Obligations."
F.	Tabular disclosure of contractual obligations

Contractual Obligations

As of December 31, 2016, we had the following contractual obligations and commitments which are based on contractual payment dates:
(US$ in thousands)	Total	2017	2018	2019	2020	2021	Thereafter
Long-term bank loan facilities	1,098,312	119,119	143,605	143,605	167,680	183,133	341,170
Long-term debt obligations	−	−	−	−	−	−	−
Bank credit line facilities	−	−	−	−	−	−	−
Seller's credit facility	−	−	−	−	−	−	−
Operational leases (vessels)	159,764	32,120	32,120	32,120	32,208	31,196	−
Operational leases (non-vessel)	8,550	2,297	1,572	1,289	1,150	1,059	1,183
Capital Expenditure commitments	208,828	121,878	86,950	−	−	−	−
Total contractual obligations due by period	1,475,454	275,414	264,247	177,014	201,038	215,388	342,353

____________________
Not included in the table above are options that have been granted to us but not yet exercised under our time charter-in agreements to extend their respective durations.

As of December 31, 2016, the following equity accounted investees (of which we have a 50% ownership interest) have the following contractual obligations and commitments which are based on contractual payment dates (figures are shown at our economic interest):
(US$ in thousands)		Total	2017	2018	2019	2020	2021	Thereafter
Joint Venture	Long-term bank loan facilities
TI Asia Ltd	$250.0 Million secured bank loan facility	(75,343)	(75,343)	−	−	−	−	−
Total contractual obligations due by period		(75,343)	(75,343)	−	−	−	−	−

G.	Safe harbor

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
A.          Directors and Senior management

Set forth below are the names, ages and positions of our Directors and Executive Officers as of April 4, 2017. Our Board of Directors is elected annually on a staggered basis, and each director holds office for a term of maximum four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All Directors whose term expires are eligible for re-election. Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed or their employment is terminated. The business address of each of our Directors and Executive Officers listed below is Euronav NV, Belgica House, De Gerlachekaai 20, 2000 Antwerp, Belgium.
Name	Age	Position	Date of Expiry of Current Term (for Directors)
Carl Steen	66	Chairman of the Board of Directors	Annual General Meeting 2018
Daniel R. Bradshaw	70	Director	Annual General Meeting 2017
William Thomson	69	Director	Annual General Meeting 2018
Alice Wingfield Digby	42	Director	Annual General Meeting 2017
Anne-Hélène Monsellato	49	Director	Annual General Meeting 2018
Ludovic Saverys	33	Director	Annual General Meeting 2018
Grace Reksten Skaugen	63	Director	Annual General Meeting 2020
Patrick Rodgers	57	Chief Executive Officer and Director	Annual General Meeting 2020
Hugo De Stoop	44	Chief Financial Officer
Alex Staring	51	Chief Operating Officer
Egied Verbeeck	42	General Counsel
An Goris	39	Secretary General
Brian Gallagher	46	Head of Investor Relations

Biographical information concerning the Directors and Executive Officers listed above is set forth below.
Carl Steen, our Chairman, was co-opted as director and appointed Chairman of our Board of Directors with effect immediately after the meeting of our Board of Directors on December 3, 2015. Mr. Steen is also a member of our Audit and Risk Committee. He graduated from the Eidgenössische Technische Hochschule in Zurich, Switzerland in 1975 with a M.Sc. in Industrial and Management Engineering. After working as a consultant in a logistical research and consultancy company, he joined a Norwegian shipping company in 1978 with primary focus on business development. Five years later, in 1983, he joined Christiania Bank and moved to Luxembourg, where he was responsible for Germany and later the Corporate division. In 1987 Mr. Steen became Senior Vice president within the Shipping Division in Oslo and in 1992 he took charge of the Shipping/Offshore and Transport Division. When Christiania Bank merged with Nordea in 2001 he was made Executive Vice President within the newly formed organization while adding the International Division to his responsibilities. Mr. Steen remained Head of Shipping, Offshore and Oil services and the International Division until 2011. Since leaving Nordea, Mr. Steen has become a non-executive director for the following listed companies in the finance, shipping and logistics sectors: Golar LNG Limited (NASDAQ: GLNG) and Golar LNG Partners LP (NASDAQ: GMLP), both part of the same group and where he also sits on the audit committee, Wilh Wilhelmsen and Belships.
Daniel R. Bradshaw, one of our directors, serves and has served on our Board of Directors since 2004, and is a member of our Audit and Risk Committee and the chairman of our Corporate Governance and Nomination Committee. Since 2014 Mr. Bradshaw also serves as Independent Director of GasLog Partners LP (NYSE: GLOP), a Marshall Islands limited partnership. Since 2010 he serves as an Independent non-executive Director of IRC Limited, a company listed in Hong Kong, which operates iron mines in far eastern Russia, and which is an affiliate of Petropavlovsk PLC, a London-listed mining and exploration company. Since 2006 Mr. Bradshaw is an Independent non-executive Director of Pacific Basin Shipping Company Limited, a company listed in Hong Kong and operating in the Handysize bulk carrier sector. Since 1978 Mr. Bradshaw has worked at Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003 as a Partner and since 2003 as a Senior Consultant. From 2003 until 2008 Mr. Bradshaw was a member of the Hong Kong Maritime Industry Council. From 1993 to 2001 he served as Vice-Chairman of the Hong Kong Shipowners' Association and was a member of the Hong Kong Port and Maritime Board until 2003. Mr. Bradshaw began his career with the New Zealand law firm Bell Gully and in 1974, joined the international law firm Sinclair Roche & Temperley in London. Mr. Bradshaw obtained a Bachelor of Laws and a Master of Laws degree at the Victoria University of Wellington (New Zealand).
William Thomson, one of our directors, serves and has served on our Board of Directors since 2011 and is the Chairman of our Remuneration Committee and a member of our Audit and Risk Committee. Currently and since 2005 Mr. Thomson holds a Directors' mandate in Latsco, established to operate under the British Tonnage Tax Regime Very Large Gas Carriers (VLGC), long-range and medium-range vessels. From 1980 to 2008 Mr. Thomson has been Chairman in several maritime and other companies including Forth Ports Plc, British Ports Federation and Relayfast, and the North of England P&I club. Mr. Thomson previously served as a Director of Trinity Lighthouse Service, Tibbett and Britten and Caledonian McBrayne. From 1970 to 1986 he was a Director with Ben Line, for which he worked in, amongst others, Japan, Indonesia, Taiwan and Edinburgh. In 1985, he established Edinburgh Tankers and five years later, Forth and Celtic Tankers. After serving with the army for three years, Mr. Thomson began his professional career with Killick Martin Shipbrokers in London.
Alice Wingfield Digby, one of our directors, serves and has served on our Board of Directors since May 2012. Mrs. Wingfield Digby currently works at Pritchard-Gordon Tankers Ltd., where she started as Chartering Manager in 1999. Since 1995 she serves as a member of the Board of Directors of Giles W. Pritchard-Gordon & Co., Pritchard-Gordon Tankers Ltd. and Giles W. Pritchard-Gordon (Shipowning) Ltd, and since 2005 as a member of the board of Giles W. Pritchard-Gordon (Farming) Ltd and Giles W. Pritchard-Gordon (Australia) Pty Ltd. Mrs. Wingfield Digby has been a member of the Baltic Exchange since 2002. In the late nineties Mrs. Wingfield Digby joined the chartering department of Mobil before the merger with Exxon in 1999. From 1995 to 1996, she trained with Campbell Maritime Limited, a ship management company in South Shields, and subsequently at British Marine Mutual P & I Club, SBJ Insurance Brokers and J. Hadjipateras in London after returning from working at sea as a deckhand on board a tanker trading around the Eastern Caribbean. In 1996 Mrs. Wingfield Digby was awarded the Shell International Trading and Shipping Award in tanker chartering from the Institute of Chartered Shipbrokers.
Anne-Hélène Monsellato, one of our directors, serves and has served on our Board of Directors since her appointment at the AGM of May 2015, and is the Chairman of our Audit and Risk Committee and a member of our Corporate Governance and Nomination Committee. Mrs. Monsellato is an active member of the French National Association of Directors and of the Selection Committee of Femmes Business Angels since 2013. In addition, she is serving as the Vice President and Treasurer of the Mona Bismarck American Center for Art and Culture, a US public foundation based in New York. From 2005 until 2013, Mrs. Monsellato served as a partner with Ernst & Young (now EY), Paris, after having served as Auditor/Senior, Manager and Senior Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in cross border listing transactions, in particular with the US. She is a Certified Public Accountant in France since 2008, and graduated from EM Lyon in 1990 with a degree in Business Management.

Ludovic Saverys, one of our directors, serves and has served on our Board of Directors since 2015 and is a member of our Remuneration Committee and our Corporate Governance and Nomination Committee. Mr. Saverys currently serves as Chief Financial Officer of CMB NV and as General Manager of Saverco NV. He also serves as Chief Financial Officer and Director of Hunter Maritime Acquisition Corp. (NASDAQ: HUNT), a blank check company listed on NASDAQ. During the time he lived in New York, Mr. Saverys served as Chief Financial Officer of MiNeeds Inc. from 2011 until 2013 and as Chief Executive Officer of SURFACExchange LLC from 2009 until 2013. He started his career as Managing Director of European Petroleum Exchange (EPX) in 2008. From 2001 until 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M. Sc. degrees in International Business and Finance.
Grace Reksten Skaugen, one of our directors, serves and has served on the Board of Directors since the AGM of 12 May 2016 and is a member of the Remuneration Committee and the Corporate Governance and Nomination Committee. Grace Reksten Skaugen is a member of the HSBC European Senior Advisory Council (ESAC). In 2009 she founded Infovidi Board Services Ltd, an independent consulting company. From 2002 until 2015 she was a member of the Board of Directors of Statoil ASA. She is presently Deputy Chairman of Orkla ASA, a Board member of Investor AB and Lundin Petroleum AB and Chairman of NAXS Noric Access Buyout A/S. In 2006 she as one of the founders of the Norwegian Institute of Directors, of which she continues to be the Chairman of the Board. From 1994 until 2002 she was a Director in Corporate Finance in SEB Enskilda Securities in Oslo. She has previously worked in the fields of venture capital and shipping in Oslo and London and carried out research in microelectronics at Columbia University in New York. She has a doctorate in Laser Physics from Imperial College of Science and Technology, University of London. In 1993 she obtained an MBA from the BI Norwegian School of Management.
Patrick Rodgers serves and has served on our Board of Directors since June 2003 and has been a member of our Executive Committee since 2004. Mr. Rodgers was appointed Chief Financial Officer of the predecessor of the Company in 1998 and has been Chief Executive Officer since 2000. Since 2005 Mr. Rodgers holds various directorships in companies belonging to the CMB and Euronav Group. Mr. Rodgers currently serves as Director and Chairman of the International Tanker Owners Pollution Federation Fund since 2011. From 1990 to 1995 Mr. Rodgers worked at CMB group as an in-house lawyer, and subsequently, as Shipping Executive. Mr. Rodgers began his career in 1982 as a trainee lawyer with Keene Marsland & Co. In 1984, he joined Bentley, Stokes & Lowless as a qualified lawyer and in 1986 he joined Johnson, Stokes & Master in Hong Kong as a Solicitor. Mr. Rodgers graduated in law from University College London in 1981 and from the College of Law, Guildford in 1982.
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
Alex Staring serves and has served as our Chief Operating Officer since 2005. He has also been in charge of our offshore segment since July 2010. Captain Staring serves and has served as a member of our Executive Committee since 2005. Captain Staring has been a Director of Euronav Hong Kong Ltd. since 2007, a Director of Euronav SAS and Euronav Ship Management since 2002 and a Director of Euronav Luxembourg SA since 2000. In 2000, international shipping companies, AP Moller, Euronav, Frontline, OSG, Osprey Maritime and Reederei'Nord' Klaus E Oldendorff consolidated the commercial management of their VLCCs by operating them in a pool, Tankers International, of which Captain Staring became Director of Operations. In 1988, Captain Staring gained his master's and chief engineer's license and spent the majority of his time at sea on Shell Tankers and CMB tankers, the last 3 years of which he attained the title of Master. From 1997 to 1998, Captain Staring headed the SGS S.A. training and gas centre. In 1998, Captain Staring rejoined CMB and moved to London to head the operations team at their subsidiary, Euronav UK. Captain Staring graduated with a degree in Maritime Sciences from the Maritime Institute in Flushing, The Netherlands and started his career at sea in 1985.
Egied Verbeeck serves and has served as General Counsel of the Company since 2009 and became member of the Executive Committee of the Company in January 2010. From 2006 until June 2014, Mr. Verbeeck served as Secretary General of the Company. Prior to joining Euronav he was a managing associate at Linklaters De Bandt from 1999-2005. Mr. Verbeeck has been a Director of Euronav Ship Management SAS since 2012, a Director of Euronav Hong Kong Ltd. since 2007 and a Director of Euronav Luxembourg S.A. since 2008. Mr. Verbeeck graduated in law from the Catholic University of Louvain in 1998. He also holds a Master Degree in international business law from Kyushu University (Japan) as well as a postgraduate degree in corporate finance from the Catholic University of Louvain.

An Goris serves and has served as Secretary General of the Company since June 2014, in which capacity, she is responsible for the general corporate affairs of the Company. From 2011 to 2014, Ms. Goris served as legal counsel to the Company. She became a member of the Antwerp Bar when joining Linklaters in 2001 where she gained extensive experience in corporate law, mergers and acquisitions and finance. In 2008 she joined Euroclear as a legal manager where she worked for both the local central securities depository Euroclear Belgium as well as the international central securities depository Euroclear Bank. An Goris graduated in law from the University of Antwerp in 2000. She also holds a Master's Degree in law from Oxford University, International Business Law (Paris, University René Descartes) and in Corporate Law (Catholic Universities of Louvain and Brussels). Ms. Goris is a native Dutch speaker and is also fluent in English and French. She is also a sworn legal translator for English and French into Dutch.
Brian Gallagher serves and has served as Head of Investor Relations of the Company since March 2014. Mr. Gallagher began his fund management career at the British Coal Pension fund unit, CIN Management, before moving to Aberdeen Asset Management in 1996. Managing and marketing a range of UK investment products Mr. Gallagher then progressed to Murray Johnstone in 1999 and then was headhunted by Gartmore Investment Management in 2000 to manage a range of UK equity income products. In 2007 he then set up a retail fund at UBS Global Asset Management before switching into Investor Relations as IR Director at APR Energy in 2011. Mr. Gallagher graduated in Economics from Birmingham University in 1992.
B.            Compensation

The compensation of our Board of Directors is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies. The aggregate annual compensation paid to our executive officers, excluding our Chief Executive Officer, for the year ended December 31, 2016 was EUR 2,175,377 comprised of EUR 1,083,097 of fixed compensation, EUR 1,000,630 of variable compensation (of which EUR 691,075 in cash and EUR 309,555 in share related compensation), pension and benefits valued at EUR 35,024 and EUR 56,626 in other compensation. The annual aggregate compensation paid to our Chief Executive Officer was GBP 781,564 comprised of GBP 393,728 of fixed compensation, GBP 376,791 of variable compensation (of which GBP 266,083 in cash and GBP 110,708 in share related compensation) and GBP 11,045 in other compensation. We also paid an aggregate of $670,000 to our non-executive directors during the year ended December 31, 2016, with an additional aggregate meeting attendance fee of $475,000. Our Chairman of the Board is entitled to receive a gross fixed amount of EUR 160,000 per year, and each member of the board is entitled to receive a gross fixed amount of EUR 60,000 per year. In addition, our Chairman and each director are entitled to receive an attendance fee of EUR 10,000 per board meeting attended, not to exceed EUR 40,000 per year. The Chairman of our audit and risk committee is entitled to receive a gross fixed amount of EUR 40,000, and each member of the audit and risk committee is entitled to receive a gross fixed amount of EUR 20,000 per year. In addition, the Chairman of our audit and risk committee and members of the audit and risk committee are entitled to receive an attendance fee of EUR 5,000 per audit and risk committee meeting attended, not to exceed EUR 20,000 per year. Our Chairmen of all of our other committees are entitled to receive a gross fixed amount of EUR 7,500 per year, and the members of all of our other committees are entitled to receive a gross fixed amount of EUR 5,000. In addition, our Chairmen and members of these other committees will also be entitled to receive an attendance fee of EUR 5,000 for each committee meeting attended, with a maximum of EUR 20,000 per year for each committee served.
Our Chief Executive Officer, who is also a director, has waived his director's fees.
C.          Board Practices

Our Board of Directors currently consists of eight members, six of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE: Mr. Steen, Mr. Bradshaw, Ms. Monsellato, Ms. Wingfield Digby, Ms. Skaugen and Mr. Thomson.
Our Board of Directors has established the following committees, and may, in the future, establish such other committees as it determines from time to time:
Audit and Risk Committee
Our Audit and Risk Committee consists of four Directors (all four Directors are independent under the Exchange Act and NYSE rules): Ms. Monsellato, as Chairman, Mr. Thomson, Mr. Bradshaw and Mr. Steen. Our Audit and Risk Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit and Risk Committee advises the Board of Directors in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Board of Directors has determined that Ms. Monsellato qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.

Corporate Governance and Nomination Committee
Our Corporate Governance and Nomination Committee consists of three members: Mr. Bradshaw, as Chairman, Ms. Monsellato and Ms. Skaugen. Our Corporate Governance and Nomination Committee is responsible for evaluating and making recommendations regarding the size, composition and independence of the Board of Directors and the Executive Committee, including the recommendation of new Director-nominees.
Remuneration Committee
Our Remuneration Committee consists of three members: Mr. Thomson, as Chairman, Ms. Skaugen and Mr. Saverys. Our remuneration committee is responsible for assisting and advising the Board of Directors on determining compensation for our directors, executive officers and other employees and administering our compensation programs.
D.          Employees

As of December 31, 2016, we employed approximately 3,051 people, including approximately 151 onshore employees based in our offices in Greece, Belgium, United Kingdom, France and Singapore and approximately 2,900 seagoing officers and crew. Some of our employees are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as satisfactory. As of the date of this annual report, there are no ongoing negotiations or outstanding issues.
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

2015 Long-Term Incentive Plan
In 2015, our Board of Directors adopted a long-term incentive plan, pursuant to which key management personnel are eligible to receive options to purchase ordinary shares at a predetermined price and restricted stock units (RSUs) that represent the right to receive ordinary shares or payment of cash in lieu thereof, in accordance with the terms of the plan.  On February 12, 2015, we granted options to purchase an aggregate of 236,590 ordinary shares at €10.0475 per share, subject to customary vesting provisions, and 65,433 RSUs which are scheduled to vest automatically on the third anniversary of the grant. The following tables provide a summary of the number of options and RSUs that were granted pursuant to this plan, together with the amount of options that have vested and have been exercised.
	Options Granted	Options Vested	Options Exercised
CEO	80,518	26,839	-
CFO	58,716	19,572	-
COO	54,614	18,205	-
General Counsel	42,742	14,247	-

RSUs granted
CEO	22,268
CFO	16,239
COO	15,105
General Counsel	11,821

2016 Long Term Incentive Plan
In December 2015, our Board of Directors adopted a long term incentive plan, or the 2016 Long Term Incentive Plan, pursuant to which members of the Executive Committee are eligible to receive phantom stock unit grants. Other senior employees may in the future be invited to participate in this long term incentive plan by the Board of Directors upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject to the terms of the 2016 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 2, 2016, we granted 54,616 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €10.6134 which equals the weighted average of the share price of the three days preceding the grant date. The following tables provide a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested.
	Phantom Stock Units Granted	Phantom Stock Units Vested
CEO	17,116	-
CFO	20,728	-
COO	8,009	-
General Counsel	8,762	-

2017 Long Term Incentive Plan
In February 2017, our Board of Directors adopted a long term incentive plan, pursuant to which members of the Executive Committee as well as the Head of Investor Relations are eligible to receive phantom stock unit grants. Other senior employees may in the future be invited to participate in this long term incentive plan by the Board of Directors upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject the terms of the 2017 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 9, 2017, we granted 66,448 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €7.2677 which equals the weighted average of the share price of the three days preceding the announcement of our preliminary full year results of 2016. The following tables provide a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested.
	Phantom Stock Units Granted	Phantom Stock Units Vested
CEO	17,819	-
CFO	20,229	-
COO	12,557	-
General Counsel	9,808	-
Head of Investor Relations	6,036	-

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.          Major shareholders.

The following table sets forth information regarding beneficial ownership of our ordinary shares for (i) owners of more than five percent of our ordinary shares and (ii) our directors and officers as a group, of which we are aware as of March 15, 2017.
	Number	Percentage(1)
Saverco NV (2)	17,026,896	10.7%
Victrix NV (3)	9,245,393	5.8%
Directors and Executive Officers as a Group *	-	-
____________________
*Individually each owning less than 1.0% of our outstanding ordinary shares.

(1)	Calculated based on 159,208,949 ordinary shares outstanding as of April 4, 2017.
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

On March 15, 2017, our issued share capital amounted to $173,046,122.14 divided into 159,208,949 ordinary shares with no par value. On the same date, 33,939,913 of our shares, our U.S. Shares, representing approximately 21.3% of our share capital, were reflected on the U.S. Register, all of which were held in the name of 1 shareholder, being CEDE & CO., as nominee holder for The Depository Trust Company.

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
B.          Related party transactions.

Services Agreement with CMB

During the year ended December 31, 2016, we paid CMB a total of $17,731 (2015: $0, 2014: $17,745) for stationery provided by CMB.
Mr. Marc Saverys, the former Vice Chairman of our Board of Directors, currently controls Saverco, a company that is currently CMB's majority shareholder, and may be deemed to beneficially own 10.7% of our outstanding ordinary shares.  Mr. Marc Saverys is the father of one of our directors, Mr. Ludovic Saverys.
From time to time, Saverco renders travel services to us on a transactional basis. Saverco did not render any such services to us during the years ended December 31, 2016 or 2015.
Registration Rights Agreement

On January 28, 2015, we entered into a registration rights agreement with companies affiliated with our former Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our former Vice Chairman and current major shareholder, Marc Saverys, or the Saverco Shareholders.
The Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period, subject to certain exceptions. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group's shares is declared effective. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us, including through on the others' demand registration. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for non-compliance with the registration rights agreement.

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
The Cap Isabella was a newbuilding from Samsung. We chartered the ship back on bareboat for a fixed period of two years with three options in our favor to extend for a further year. On July 31, 2014, Belle Shipholdings sold the Cap Isabella to a third-party. Pursuant to the sale and leaseback agreement, we were entitled to receive a share of the profit resulting from the sale of the vessel by Belle Shipholdings of approximately $4.3 million, which was recorded in the fourth quarter of 2014.
Bretta Tanker Holdings Inc. Eugenie, Devon, Capt. Michael, Maria
Prior to June 2, 2016, we and Bretta each owned a 50% equity interest in Fiorano, Larvotto, Fontvieille, and Moneghetti, joint ventures which owned the Capt. Michael, Maria, Eugenie and Devon, respectively.
John Michael Radziwill, one of our former directors, serves as an advisor of SCP Clover Maritime, a company that manages assets and investments of Mr. John Radziwill, his father, and specifically for Bretta.
On June 2, 2016, we entered into a share swap and claims transfer agreement whereby (i) we transferred our 50% equity interest in Moneghetti and Fontvieille, and as consideration therefore, acquired from Bretta its 50% ownership interest in Fiorano and Larvotto; and (ii) we transferred our claims arising from the shareholder loans to Moneghetti and Fontvieille and acquired Bretta's claims arising from the shareholder loans to Fiorano and Larvotto. In addition, we paid $15.1 million to Bretta as compensation for the difference in value of the vessels. As a result of this transaction, our equity interest in both Fiorano and Larvotto increased from 50% to 100% and we are now the sole owner of the Suezmaxes Captain Michael and the Maria. We no longer have an equity interest in Moneghetti or Fontvieille, which own the Suezmaxes Devon and the Eugenie, respectively. Effective as of the same date, Fiorano and Larvotto are fully consolidated within our consolidated group of companies.
Up to December 31, 2015, a majority of our Suezmaxes operating in the spot market participated in an internal Revenue Sharing Agreement, or RSA, together with the four Suezmaxes that we previously owned with the Bretta Tanker Holdings Inc., or Bretta, as well as Suezmaxes owned by third-parties. Under the RSA, each vessel owner was responsible for its own costs, including voyage-related expenses, but shared in the net revenues, after the deduction of voyage-related expenses, retroactively on a semi-annual basis. Calculation of allocations and contributions under the RSA were based on a pool points system and were paid after the deduction of the pool fee to us, as pool manager, from the gross pool income. The RSA was terminated in the course of 2016, with effect as of December 31, 2015. If this RSA had not been in place, our profit for the year ended December 31, 2015 would have been impacted with $(0.9) million.

Loans to Our Joint Venture Entities

Fontvieille Shareholder Loan
On April 24, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Fontvieille, one of our former 50%-owned joint ventures that we owned with Bretta. The proceeds of this loan were used to partially finance the acquisition of Eugenie and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2016, 2015, 2014, 2013, and 2012 were $24.2 million, $29.0 million, $29.0 million, $26.2 million and $23.9 million, respectively. As of December 31, 2015, the outstanding balance on this facility was $23.5 million. After the consummation of the Share Swap and Claims Transfer Agreement, we no longer have an economic interest in this facility.
Moneghetti Shareholder Loan
On April 24, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Moneghetti, one of our former 50%-owned joint ventures that we owned with Bretta. The proceeds of this loan were used to partially finance the acquisition of Devon and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2016, 2015, 2014, 2013 and 2012 were $18.6 million,  $20.1 million, $21.6 million, $20.2 million and $19.2 million, respectively. As of December 31, 2015, the outstanding balance on this facility was $17.9 million. After the consummation of the Share Swap and Claims Transfer Agreement, we no longer have an economic interest in this facility.
Larvotto Shareholder Loan
On May 16, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Larvotto, which was at the time one of our 50%-owned joint ventures that we owned with Bretta. The proceeds of this loan were used to partially finance the acquisition of Maria and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2016, 2015, 2014, 2013 and 2012 were $26.3 million, $30.2 million,  $26.0 million, $23.5 million and $22.4 million, respectively. After the consummation of the Share Swap and Claims Transfer Agreement mentioned above, we became the sole lender and the Larvotto became a fully owned subsidiary. As of December 31, 2016 and December 31, 2015, the outstanding balances on this loan were $ 51.4 million and $26.1 million.
Fiorano Shareholder Loan
On August 28, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Fiorano, which was at that time one of our 50%-owned joint ventures that we owned with Bretta. The proceeds of this loan were used to partially finance the acquisition of Capt. Michael and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2016, 2015, 2014, 2013 and 2012 were $28.6 million, $31.4 million, $27.5 million, $26.0 million and $24.2 million, respectively. After the consummation of the Share Swap and Claims Transfer Agreement mentioned above, we became the sole lender and Fiorano became a fully owned subsidiary. As of December 31, 2016 and December 31, 2015, the outstanding balances on this loan were $53.1 million and $28.1 million, respectively.

Loan Agreements of Our Joint Ventures

For a description of our Joint Venture Loan Agreements, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Joint Venture Credit Facilities (at 50% economic interest)."
Guarantees

For a description of our guarantees, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Guarantees" and our consolidated financial statements included herein.
Properties

We lease office space in Belgium pursuant to a lease agreement with Reslea N.V., an entity jointly controlled by CMB and Exmar N.V., which we believe was on arms' length terms. Under this lease, we paid an annual rent of $178,104 for the year ended December 31, 2015 and an annual rent of $175,572 for the year ended December 31, 2016. This lease expires on August 31, 2021.
We lease office space, through our subsidiary Euronav Ship Management Hellas, in Piraeus, Greece, pursuant to a lease agreement with Nea Dimitra Ktimatiki Kai Emporiki S.A., an entity controlled by Ceres Shipping, which we believe was on arms' length terms. Mr. Livanos, the representative of our former corporate directors, TankLog and Ceres Investments (Cyprus), and the former Chairman of our Board of Directors, is the Chairman and sole shareholder of Ceres Shipping. Under this lease, we paid an annual rent of $184,791 for the year ended December 31, 2015 and an annual rent of $199,873 for the year ended December 31, 2016. This lease expires on December 31, 2017.
We sublease office space in our new London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to sublease agreements, dated September 25, 2014, with GasLog Services UK Limited and Unisea Maritime Limited, both parties related to Peter Livanos, the representative of our former corporate directors, TankLog and Ceres Investments (Cyprus), and the former Chairman of our Board of Directors, which we believe is on arms' length terms. In 2015, under these subleases, we received rent of $495,507 and in 2016, under these subleases, we received $443,643. These subleases expire on April 27, 2023.
We also sublease office space in our new London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a wholly-owned subsidiary of Tankers International LLC, of which we own 40% of the outstanding interests, which is on arms'-length terms. In 2015, under this sublease, we received $260,108 in rent in 2015 and $232,882 in rent in 2016. This sublease expires on April 27, 2023.

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
Capital Allocation Policy & Dividend Policy

Our Board of Directors may from time to time, declare and pay cash dividends in accordance with our Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Board of Directors (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends").
Dividends, if any, will be paid in two instalments: first as an interim dividend based on the results of the first six months of our fiscal year, then as a balance payment corresponding to the final dividend once the full year results have been audited and presented to our shareholders for approval. The interim dividend payout ratio may typically be more conservative than the yearly payout and will take into account any other form of return of capital made over the same period.
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
Notwithstanding our Board of Directors' primary obligation to act in the best interest of the Company and in doing so to always consider alternatives for use of cash that might otherwise be distributed as dividends, such as the purchase by us of our own shares, the accelerated amortization of debt or the acquisition of vessels which we consider at that time to be accretive to shareholders' value, we currently intend to distribute to our shareholders 80% of our annual net consolidated profit excluding exceptional items (such as gains on the disposal of vessels).
For a discussion of the material tax consequences regarding the receipt of dividends we may declare, please see "Item 10. Additional Information—E. Taxation."

B.          Significant Changes.

Please see Note 28 - Subsequent Events to our Audited Consolidated Financial Statements included herein.
ITEM 9.	OFFER AND THE LISTING
A.          Offer and Listing Details.

Our share capital consists of ordinary shares issued without par value.  Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of April 4, 2017, our issued (and fully paid up) share capital was $173,046,122.14, which is represented by 159,208,949 ordinary shares with no par value.  The nominal value of our ordinary shares is $1.086912 per share.
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
	NYSE				Euronext Brussels
	High		Low		High	Low
	(US$)		(US$)		(EUR)	(EUR)
For the Fiscal Year Ended:
December 31, 2012	-		-		7.25	3.74
December 31, 2013	-		-		8	3.05
December 31, 2014	-		-		10.50	7.35
December 31, 2015	16.32	*	10.95	*	15.10	9.60
December 31, 2016	13.44		6.70		12.44	6.40

	NYSE				Euronext Brussels
	High (US$)		Low (US$)		High (EUR)	Low (EUR)
For the Quarter Ended:
March 31, 2015	12.54	*	10.95	*	11.61	9.60
June 30, 2015	15.44		12.61		13.67	11.57
September 30, 2015	16.32		12.14		15.10	10.89
December 31, 2015	16.02		12.65		14.22	11.45
March 31, 2016	13.44		9.54		12.44	8.67
June 30, 2016	11.37		8.79		10.07	7.95
September 30, 2016	9.44		7.43		8.46	6.81
December 31, 2016	8.26		6.70		7.72	6.40

	NYSE		Euronext Brussels
	High (US$)	Low (US$)	High (EUR)	Low (EUR)
For the Month:
September 2016	9.38	7.43	8.30	6.81
October 2016	8.26	7.47	7.48	6.64
November 2016	7.80	7.10	7.32	6.48
December 2016	8.05	6.70	7.72	6.40
January 2017	8.55	7.65	8.01	7.20
February 2017	8.25	7.70	7.82	7.18
March 2017	8.35	7.90	7.83	7.28
April 2017 (through and including April 4, 2017)	7.90	7.75	7.37	7.34

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
B.          Memorandum and Articles of Association.

The following is a description of the material terms of our Articles of Association currently in effect. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our Articles of Association which have been filed as Exhibit 1.1 to our annual report on Form 20-F filed with the SEC on April 5, 2016, which is incorporated by reference herein.
Purpose

Our objectives are set forth in Section I, Article 2 of our Articles of Association. Our purpose, as stated therein, is to engage in operations related to maritime transport and shipowning, particularly the chartering in and out, the acquisition and sale of ships, and the opening and operation of regular shipping lines, but is not restricted to these activities.

Issued and Authorized Capitalization

As of April 4, 2017, our issued (and fully paid up) share capital was $173,046,122.14 which is represented by 159,208,949 ordinary shares with no par value. The shareholders' meeting of May 13, 2015 has authorized the Board of Directors to increase the share capital one or several times by a total maximum amount of $150,000,000 for a period of five years as of June 19, 2015. Taking into account the fractional value of $1.086912 per share, the authorized capital of $150,000,000 allows the Board to issue additionally up to 138,005,652 ordinary shares without future shareholder approval. As of April 4, 2017 and taking into account that no ordinary shares have been issued since the shareholders' meeting of May 13, 2015, our Board of Directors is authorized to issue up to an additional 138,005,652 ordinary shares without future shareholder approval.
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
On January 13, 2014, we issued 60 perpetual convertible preferred equity securities, each with a denomination of $2.5 million, which are convertible into our existing ordinary shares at the holders' option. The proceeds of the issuance were used to strengthen our balance sheet liquidity, to diversify funding sources, and for general corporate and working capital purposes.
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
During the period from November 12, 2013 through April 22, 2014, we issued an aggregate of 20,969,473 existing ordinary shares upon conversion of $124.9 million in aggregate principal amount of 1,249 Convertible Notes due 2018 at the holders' option. On February 20, 2014, we issued an optional redemption notice and on April 9, 2014, redeemed the last convertible note due 2018 outstanding as of April 2, 2014 for an aggregate of $101,227.78. As a result, no more convertible notes due 2018 are outstanding since that date.
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
In January 2016, we repurchased 500,000 of our ordinary shares at the average price of $10.3705 per share. In June 2016, we repurchased 192,415 of our ordinary shares at the average price of $8.8588.

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
Liquidation Rights
In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes shall be distributed to the holders of our ordinary shares, each receiving a sum proportional to the number of our shares held by them, subject to prior liquidation rights of any preferred stock that may be outstanding.
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

Directors

Our Articles of Association provide that our Board of Directors shall consist of at least five members. Our Board of Directors currently consists of eight members. The Articles of Association provide that the members of the Board of Directors remain in office for a period not exceeding 4 years and are eligible for re-election. The term of a director comes to an end immediately after the annual shareholders' meeting of the last year of his term. Directors can be dismissed at any time by the vote of a majority of our shareholders. Each year, there may be one or more directors who have reached the end of their current term of office and may be reappointed.
The Board of Directors is our ultimate decision-making body, with the exception of the matters reserved for the general shareholders' meeting as provided by the Belgian Companies Code or by our Articles of Association.
Belgian law does not regulate specifically the ability of directors to borrow money from the Company. Our Corporate Governance Charter provides that as a matter of principle, no loans or advances will be granted to any director (except for routine advances for business-related expenses in accordance with our rules for reimbursement of expense).
Article 523 of the Belgian Code of Companies provides that if one of our directors directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the powers of our Board, the director concerned must inform our other directors before our Board makes any decision on such transaction. The statutory auditor must also be notified. The director may not participate in the deliberation or vote on the conflicting decision or transaction. An excerpt from the minutes of the meeting of our Board that sets forth the financial impact of the matter on us and justifies the decision of our Board must be published in our annual report. The statutory auditor's report to the annual accounts must contain a description of the financial impact on us of each of the decisions of our Board where director conflicts arise.
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
A shareholder only has the right to be admitted to and to vote at the general shareholders' meeting on the basis of the registration of the shares on the fourteenth calendar day at 12 p.m. (Belgian time) preceding the date of the meeting, the day of the meeting not included (the "Record Date"), either by registration in the Company's register of registered shares, either by their registration in the accounts of an authorized custody account keeper or clearing institution, regardless of the number of shares owned by the shareholder on the day of the general shareholders' meeting.
The shareholder must notify the Company or a designated person of its intention to take part in the general shareholders' meeting at the sixth calendar day preceding the date of the meeting, the day of the meeting not included, in the way mentioned in the convening notice.
The financial intermediary of the authorized custody account keeper or clearing institution delivers a certificate to the shareholders of dematerialized shares which are tradable on Euronext Brussels stating the number of dematerialized shares which are registered in the name of the shareholder on its accounts at the Record Date and with which the shareholder intends to take part in the general shareholders' meeting.
A shareholder of shares which are tradable on the New York Stock Exchange only has the right to be admitted to and vote at the general meeting if such shareholder complies with the conditions and formalities set out in the convening notice, as decided upon by the board of directors in compliance with all applicable legal provisions.
The convening notice for each general shareholders' meeting shall be disclosed to our shareholders in compliance with all applicable legal terms and provisions, including on our website www.euronav.com
In general, there is no quorum requirement for the general shareholders' meeting and decisions are taken with a simple majority of the votes, except as provided by law on certain matters.

Preferential Subscription Rights
In the event of a share capital increase for cash by way of the issue of new shares, or in the event of an issue of convertible bonds or warrants, our existing shareholders have a preferential right to subscribe, pro rata, to the new shares, convertible bonds or warrants.
In accordance with the provisions of the Belgian Code of Companies and our Articles of Association, the Company, when issuing shares, has the authority to limit or cancel the preferential subscription right of the shareholders in the interest of the Company in respect of such issuance. This limitation or cancellation can be decided upon in favor of one or more particular persons subscribing to that issuance.
When cancelling the preferential right of the shareholders, priority may be given to the existing shareholders for the allocation of the newly issued shares.
Disclosure of Major Shareholdings
In accordance with a May 2, 2007 Belgian law relating to disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach certain thresholds to notify the Company and the Belgian Financial Services and Markets Authority, or the FSMA, of such change as soon as possible and in any event within four trading days. The minimum disclosure threshold is 5% of the Company's issued voting share capital. Further details in this respect can be found in article 14 of our Articles of Association and on the website of the FSMA: http://www.fsma.be/en/Supervision/fm/gv/ah/wetteksten/wetgeving.aspx.
Purchase and Sales of Our Own Shares
We may only acquire our own ordinary shares pursuant to a decision by our shareholders' meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code.
The extraordinary shareholders' meeting of May 13, 2015 resolved to authorize the Board of Directors of the Company and its direct subsidiaries to acquire, in accordance with the conditions of the law, with available assets in the sense of article 617 of the Belgian Companies Code, for a period of five years as from May 13, 2015, a maximum of twenty per cent of the existing ordinary shares of the Company where all ordinary shares already purchased by the Company and its direct subsidiaries need to be taken into account and at a price per share equal to the average of the last five closing prices of the Company's ordinary shares at Euronext Brussels before the acquisition, increased with a maximum of twenty percent (20%) or decreased with a maximum of twenty percent (20%) of the said average.
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
Limitations on the Right to Own Securities
Neither Belgian law nor our articles of association imposes any general limitation on the right of non-residents or foreign persons to hold our ordinary shares or exercise voting rights on our ordinary shares other than those limitations that would generally apply to all shareholders.

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
Exemption of Operating Income from U.S. Federal Income Taxation
Under the U.S.-Belgium income tax treaty (the "Belgian Treaty"), we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. We believe that we satisfy the requirements for exemption under the Belgian Treaty for our 2015 year, 2016 year and possibly for our future taxable years. Alternatively, we may qualify for exemption under Section 883, as discussed below.
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

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test". We believe we satisfied the trading frequency and trading volume tests for the 2016 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.
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
We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2016 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Stockholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.
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
Sale, Exchange or other Disposition of Ordinary shares
Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. The U.S. Holder's initial tax basis in its shares generally will be the U.S. Holder's purchase price for the shares and that tax basis will be reduced (but not below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under "—United States Federal Income Taxation of U.S. Holders—Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (the portion of any distributions received by the Non-Electing Holder on our ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period before the taxable year for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of our ordinary shares. Under these special rules:
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
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our ordinary shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.
Belgian Tax Considerations

In the opinion of Argo Law, our Belgian counsel, the following are the material Belgian federal income tax consequences of the acquisition, ownership and disposal of shares by an investor, but does not address all tax consequences of the ownership and disposal of shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. The following does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions.

A Belgian resident is (i) an individual subject to Belgian personal income tax (an individual who has his domicile in Belgium or has the seat of his estate in Belgium, or a person assimilated to a Belgian resident), (ii) a company subject to Belgian corporate income tax (a company that has its registered office, its main establishment or its place of management in Belgium), (iii) an Organization for Financing Pensions, or an OFP, subject to Belgian corporate income tax (a Belgian pension fund incorporated under the form of an OFP), or (iv) a legal entity subject to the Belgian tax on legal entities (a legal entity other than a company subject to the corporate income tax that has its registered office, its main establishment or its place of management in Belgium). A Belgian non-resident is a person that is not a Belgian resident.
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
In general, a Belgian withholding tax of (currently) 30% is levied on dividends. In the case of a redemption of shares, the redemption price (after deduction of the part of the paid-up fiscal capital represented by the shares redeemed) will be treated as dividend that is subject to a Belgian withholding tax of 30% unless this redemption is carried out on a stock exchange and meets certain conditions. In the event of liquidation of the Company, a withholding tax of 30% will be levied on any distributed amount exceeding the paid-up fiscal capital.
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
Belgian resident individuals who hold ordinary shares offered in the initial public offering as a private investment do not have to declare the dividend income in their personal income tax return since 30% Belgian withholding tax has been withheld which is the final tax due. If the dividend income would be declared in the personal income tax return, it will be taxed at 30% or, if lower, at the progressive personal income tax rates applicable to the taxpayer's overall declared income.
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
No Belgian withholding tax will be due on dividends paid by the Company to a resident company provided the resident company owns, at the time of the distribution of the dividend, at least 10% of the share capital of the Company for an uninterrupted period of at least one year and, provided further, that the resident company provides the Company or its paying agent with a certificate as to its status as a resident company and as to the fact that it has owned a 10% shareholding for an uninterrupted period of one year and provided the anti-abuse provision does not apply. For those companies owning a share participation of at least 10% in the share capital of the Company for less than one year, the Company will levy the withholding tax but, provided the company certifies its resident status and the date on which it acquired the shareholding, will not transfer it to the Belgian Treasury. As soon as the investor owns the share participation of at least 10% in the capital of the Company for one year, it will receive the amount of this temporarily levied withholding tax.
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
Additionally, dividends distributed to non-resident companies that (i) are either established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty, where that treaty or any other treaty concluded between Belgium and that jurisdiction includes a qualifying exchange of information clause; and (ii) qualify as a parent company, will be exempt from Belgian withholding tax provided that the shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10 per cent. of the Company's share capital and are held or will be held during an uninterrupted period of at least one year and provided the anti-abuse provision does not apply. A company qualifies as a parent company if: (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive of July 23, 1990 (90/435/EC), as amended, or, for companies established in a country with which Belgium has concluded a double tax treaty and where that treaty or any other treaty concluded between Belgium and that country includes a qualifying exchange of information clause, it has a legal form similar to the ones listed in such annex, (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.
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
Dividends paid or attributable to non-resident companies will under certain conditions be subject to a reduced 1.6995% withholding tax (5% of 33.99%), provided that the non-resident companies (i) are either established in a Member State of the EEA or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause; and (ii) have a legal form as listed in Annex I, Part A to Council Directive 2011/96/EU of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by the Council Directive of 8 July 2014 (2014/86/EU), or a legal form similar to the legal forms listed in the aforementioned annex and which is governed by the laws of another Member State of the EEA or a similar legal form in a country with which Belgium has concluded a double tax treaty; and (iii) hold a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of the Company's share capital but with an acquisition value of at least EUR 2,500,000; and (iv) have held this share participation in full legal ownership during an uninterrupted period of at least one year; and (v) is subject to corporate income tax or a tax regime similar to corporate income tax without benefiting from a tax regime which deviates from the ordinary regime.
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
Capital gains realized by Belgian resident individuals on the disposal of the shares for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in the Company (a shareholding of more than 25% in the Company). This capital gains tax does, in principal, not apply if the shares are transferred to the above-mentioned persons provided that they are established in the European Economic Area (EEA).
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
Belgian Tax on Stock Exchange Transactions
A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of existing shares through a professional intermediary established in Belgium on the secondary market, or "secondary market transactions." The tax is due by both the transferor and the transferee separately. The applicable rate amounts to 0.27% of the consideration paid but with a cap of 1,600 euros per transaction and per party. Such tax is also due for transactions for which the order is directly or indirectly given by an individual with habitual abode in Belgium, or by a legal entity on account of its Belgian seat or establishment, to an intermediary established outside Belgium. In such case, this individual or legal entity should declare and pay the tax on stock exchange transactions due, unless if he can prove that it was already paid.
Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, shares in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status, except in case they would be considered to have their habitual abode or their seat or establishment in Belgium.
In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of October 27, 2006 relating to the control professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account, (v) non-residents acting for their own account (upon delivery of a certificate of non-residency in Belgium), except if they would be considered to have their habitual abode or their seat or establishment in Belgium, or (vi) regulated real estate companies acting for their own account.
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
Certain of our subsidiaries that were formed in connection with our acquisition of the 2014 Fleet Acquisition Vessels are subject to the ordinary Belgian corporate income tax regime, however, which benefit from a tax investment allowance due to the acquisition. However, we have applied for the Belgian tonnage tax regime for those subsidiaries and obtained approval for Euronav Shipping NV and Euronav Tankers NV effective January 1, 2016.
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

Proposed Financial Transaction Tax
On February 14, 2013 the EU Commission adopted a Draft Directive on a common Financial Transaction Tax (the "FTT"). Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the Participating Member States) are seeking a compromise under "enhanced cooperation" rules, which require consensus from at least nine nations. Earlier Estonia dropped out of the negotiations by declaring it would not introduce the FTT.

The Draft Directive currently stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force.

However, the Draft Directive on the FTT remains subject to negotiations between the Participating Member States. It may therefore be altered prior to any implementation, of which the eventual timing and outcome remains unclear. Additional EU Member States may decide to participate or drop out of the negotiations. If the number of Participating Member States would fall below nine, it would put an end to the legislative project.

In June 2016, the Participating Member States declared that they would continue their efforts in the second half of the year but since then the negotiating parties have not been successful in reaching an agreement.

Investors should consult their own professional advisors in relation to the FTT.

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
We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2016 by approximately $10.6 million ($11.3 million in 2015).
We are exposed to currency risk related to our operating expenses expressed in euros. In 2016, about 17.4% of the total operating expenses were incurred in euros (2015: 17.4%). Revenue and the financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2016 would have decreased our profit or loss by $10.0 million (2015: $9.6 million). A 10 percent weakening of the euro against the dollar at December 31, 2016 would have had the equal but opposite effect.
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
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity.  Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.  A significant part of our vessels are currently exposed to the spot market. Every increase (decrease) of $1,000 on a spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by $12.3 million in 2016 (2015: $13.0 million).
For further information, please see Note 18 to our consolidated financial statements included herein.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.	CONTROLS AND PROCEDURES
(a)          Disclosure of controls and procedures.

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)          Management's annual report on internal control over financial reporting.

In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2016 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2016 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
(c)          Attestation report of the registered public accounting firm.

The attestation report of the registered public accounting firm is presented on page F-2 of the financial statements as filed as part of this annual report.
(d)          Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
In accordance with the rules of the NYSE, the exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as Audit and Risk Committee, whose members as of December 31, 2016 are Ms. Monsellato, as Chairman, Mr. Steen, Mr. Thomson and Mr. Bradshaw, and Ms. Monsellato has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards of the NYSE.
ITEM 16B.	CODE OF ETHICS
We have adopted a code of conduct that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of conduct has been filed as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2014 and is also available on our website at www.euronav.com.  We will also provide a hard copy of our code of conduct free of charge upon written request of a shareholder.
Shareholders may also request a copy of our code of conduct at no cost, by writing or telephoning us at the following address:
Euronav NV
De Gerlachekaai 20, 2000 Antwerpen
Belgium
Telephone: 011-32-3-247-4411

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants for the years ended December 31, 2016 and 2015 were KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises Burg.  CVBA (KPMG). The following table sets forth the fees related to audit and other services provided by KPMG.
(in U.S. dollars)	December 31, 2016	December 31, 2015
Audit fees	966,733	653,484
Audit-related fees	28,559	150,607
Taxation fees	17,642	2,063
All other fees	-	-
Total	1,012,934	806,154

Audit Fees

Audit fees are fees billed for services that provide assurance on the fair presentation of financial statements and encompass the following specific elements:
•	An audit opinion on our consolidated financial statements and our internal controls over financial reporting;
•	An audit opinion on the statutory financial statements of individual companies within our consolidated group of companies, where legally required;
•	A review opinion on interim financial statements;
•	In general, any opinion assigned to the statutory auditor by local legislation or regulations.
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
Tax Fees

Tax fees in 2016 and 2015 were related to other services.
ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 2016	500,000	$10.3705	−	−
June 2016	192,415	$8.8588	−	−

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.
ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a Belgian company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards.  Set forth below is a list of those differences.
Independence of Directors.    The NYSE requires that a U.S. listed company maintain a majority of independent directors. Our Board of Directors currently consists of eight directors, six of which are considered "independent" according to NYSE's standards for independence. However, as permitted under Belgian law, our Board of Directors may in the future not consist of a majority of independent directors.
Compensation Committee and Nominating/Corporate Governance Committee.    The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors. As permitted under Belgian law, our Remuneration Committee does not currently, and may not in the future, consist entirely of independent directors. Nevertheless, in accordance with Belgian corporate law, our Remuneration Committee must at all times maintain a majority of independent directors (in accordance with Belgian independence standards).
Audit Committee.    The NYSE requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. Under Belgian law, our Audit and Risk Committee need not be comprised of three entirely independent directors, but it must at all times have at least one independent director (in accordance with Belgian independence standards). Although we are not required to do so under Rule 10A-3 under the Exchange Act, our Audit and Risk Committee is currently comprised of four independent directors in accordance with the Exchange Act and NYSE rules, three of whom are independent according to Belgian independence standards.
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
Information about our corporate governance practices may also be found on our website, http://www.euronav.com, in the section "Investors" under "Corporate Governance."
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See "Item 18. Financial Statements."
ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of KPMG Bedrijfsrevisoren—Réviseurs d'Entreprises Burg. CVBA (KPMG) thereon, are set forth on page F-2 and are filed as a part of this report.

ITEM 19.	EXHIBITS
Exhibit Number	Description

1.1	Coordinated Articles of Association (3)

2.1	Form of Ordinary Share Certificate (1)

4.1	Registration Rights Agreement, dated January 28, 2015(2)

4.2	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.3	$500.0 Million Senior Secured Credit Facility, dated March 25, 2014 (1)

4.4	$50.0 Million FSO Guarantee Facility, dated July 24, 2009 (1)

4.5	Supplemental Letter to $50.0 Million FSO Guarantee Facility, dated September 23, 2010 (1)

4.6	$500.0 Million Secured Loan Facility (TI Africa and TI Asia), dated October 3, 2008 (1)

4.7	$135.0 Million Secured Loan Facility (Fontvieille and Moneghetti), dated April 23, 2008 (1)

4.8	Supplemental Agreement Relating to the $135.0 Million Secured Loan Facility (Fontvieille and Moneghetti), dated June 29, 2012 (1)

4.9	Supplemental Agreement Relating to the $135.0 Million Secured Loan Facility (Fontvieille and Moneghetti), dated June 5, 2013 (1)

4.10	$76.0 Million Secured Loan Facility (Fiorano), dated October 23, 2008 (1)

4.11	$67.5 Million Secured Loan Facility (Larvotto), dated August 29, 2008 (1)

4.12	$340.0 Million Senior Secured Credit Facility, dated October 13, 2014 (1)

4.13	Long Term Incentive Plan, dated February 12, 2015 (2)

4.14	$750.0 Million Senior Secured Credit Facility, dated August 19, 2015 (3)

4.15	2016 Long Term Incentive Plan (3)

4.16	$409.5 Million Senior Secured Credit Facility, dated December 16, 2016.

4.17	$110.0 Million Revolving Credit Facility, dated January 30, 2017.

4.18	2017 Long Term Incentive Plan

4.19	Supplemental Agreement Relating to the $500.0 Million Senior Secured Credit Facility, dated March 30, 2016

4.20	Third Supplemental Agreement Relating to the $135.0 Million Secured Loan Facility (Fontvieille and Moneghetti), dated June 1, 2016

4.21	Supplemental Letter Relating to the $76.0 Million Secured Loan Facility (Fiorano), dated June 1, 2016

4.22	Supplemental Letter Relating to the $67.5 Million Secured Loan Facility (Larvotto), dated June 1, 2016

4.23	Supplemental Letter Relating to the $750.0 Million Secured Loan Facility, dated August 30, 2016

8.1	List of Subsidiaries

11.1	Code of Conduct (2)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Drewry Shipping Consultants Ltd.

15.2	Consent of Energy Maritime Associates

15.3	Consent of Independent Registered Public Accounting Firm

15.4	Consent of Seward & Kissel LLP

15.5	Consent of Argo Law

_____________
(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-198625 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(3)	Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURONAV NV

	By:	/s/ Hugo De Stoop
Name: Hugo De Stoop Title: Chief Financial Officer
Date: April 14, 2017

EURONAV NV

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Euronav NV
We have audited the accompanying consolidated statements of financial position of Euronav NV and subsidiaries (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Euronav NV's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euronav NV and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Euronav NV maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
KPMG Bedrijfsrevisoren – Réviseurs d'Entreprises Burg. CVBA

/s/ Götwin Jackers
Bedrijfsrevisor / Réviseur d'Entreprises

Brussels, BELGIUM
April 14, 2017

EURONAV NV
Consolidated Statement of Financial Position
(in thousands of USD)

	December 31, 2016	December 31, 2015
ASSETS

Non-current assets
Vessels (Note 8)	2,383,163	2,288,036
Assets under construction (Note 8)	86,136	93,890
Other tangible assets (Note 8)	777	1,048
Prepayments (Note 8)	−	2
Intangible assets	156	238
Receivables (Note 10)	183,914	259,908
Investments in equity accounted investees (Note 25)	18,413	21,637
Deferred tax assets (Note 9)	964	935

Total non-current assets	2,673,523	2,665,694

Current assets
Trade and other receivables (Note 11)	166,342	219,080
Current tax assets	357	114
Cash and cash equivalents (Note 12)	206,689	131,663
Non-current assets held for sale (Note 3)	−	24,195

Total current assets	373,388	375,052

TOTAL ASSETS	3,046,911	3,040,746

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	120	(50)
Treasury shares (Note 13)	(16,102)	(12,283)
Retained earnings	515,665	529,809

Equity attributable to owners of the Company	1,887,956	1,905,749

Non-current liabilities
Bank loans (Note 15)	966,443	952,426
Other payables (Note 17)	533	590
Employee benefits (Note 16)	2,846	2,038
Provisions	38	436

Total non-current liabilities	969,860	955,490

Current liabilities
Trade and other payables (Note 17)	69,859	79,078
Current tax liabilities	−	1
Bank loans (Note 15)	119,119	100,022
Provisions	117	406

Total current liabilities	189,095	179,507

TOTAL EQUITY and LIABILITIES	3,046,911	3,040,746

The accompanying notes on page F-9 to F-72 are an integral part of these consolidated financial statements.

EURONAV NV
Consolidated Statement of Profit or Loss
(in thousands of USD except per share amounts)

	2016	2015	2014
	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015	Jan. 1 - Dec 31, 2014
Shipping income
Revenue (Note 4)	684,265	846,507	473,985
Gains on disposal of vessels/other tangible assets (Note 8)	50,397	13,302	13,122
Other operating income	6,996	7,426	11,411
Total shipping income	741,658	867,235	498,518

Operating expenses
Voyage expenses and commissions (Note 5)	(59,560)	(71,237)	(118,303)
Vessel operating expenses (Note 5)	(160,199)	(153,718)	(124,089)
Charter hire expenses (Note 5)	(17,713)	(25,849)	(35,664)
Loss on disposal of vessels/other tangible assets (Note 8)	(2)	(8,002)	−
Impairment on non-current assets held for sale (Note 3)	−	−	(7,416)
Loss on disposal of investments in equity accounted investees (Note 24)	(24,150)	−	−
Depreciation tangible assets (Note 8)	(227,664)	(210,156)	(160,934)
Depreciation intangible assets	(99)	(50)	(20)
General and administrative expenses (Note 5)	(44,051)	(46,251)	(40,565)
Total operating expenses	(533,438)	(515,263)	(486,991)

RESULT FROM OPERATING ACTIVITIES	208,220	351,972	11,527

Finance income (Note 6)	6,855	3,312	2,617
Finance expenses (Note 6)	(51,695)	(50,942)	(95,970)
Net finance expenses	(44,840)	(47,630)	(93,353)

Share of profit (loss) of equity accounted investees (net of income tax) (Note 25)	40,495	51,592	30,286

PROFIT (LOSS) BEFORE INCOME TAX	203,875	355,934	(51,540)

Income tax benefit (expense) (Note 7)	174	(5,633)	5,743

PROFIT (LOSS) FOR THE PERIOD	204,049	350,301	(45,797)

Attributable to:
Owners of the company	204,049	350,301	(45,797)

Basic earnings per share (Note 14)	1.29	2.25	(0.39)
Diluted earnings per share (Note 14)	1.29	2.22	(0.39)

Weighted average number of shares (basic) (Note 14)	158,262,268	155,872,171	116,539,018
Weighted average number of shares (diluted) (Note 14)	158,429,057	157,529,562	116,539,018

The accompanying notes on page F-9 to F-72 are an integral part of these consolidated financial statements.

EURONAV NV
Consolidated Statement of Comprehensive Income
(in thousands of USD)

	2016	2015	2014
	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015	Jan. 1 - Dec 31, 2014

Profit/(loss) for the period	204,049	350,301	(45,797)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset) (Note 16)	(646)	(44)	(393)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	170	(429)	(567)
Cash flow hedges - effective portion of changes in fair value (Note 18)	−	−	1,291
Equity-accounted investees - share of other comprehensive income (Note 25)	1,224	1,610	2,106

Other comprehensive income, net of tax	748	1,136	2,437

Total comprehensive income for the period	204,797	351,437	(43,360)

Attributable to:
Owners of the company	204,797	351,437	(43,360)

The accompanying notes on page F-9 to F-72 are an integral part of these consolidated financial statements.

EURONAV NV
Consolidated Statement of Changes in Equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2014	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	−	800,990

Profit (loss) for the period	−	−	−	−	−	(45,797)	(45,797)	−	(45,797)
Total other comprehensive income	−	−	(567)	1,291	−	1,713	2,437	−	2,437
Total comprehensive income	−	−	(567)	1,291	−	(44,084)	(43,360)	−	(43,360)

Transactions with owners of the company
Issue of ordinary shares (Note 13)	53,119	421,881	−	−	−	(12,694)	462,306	−	462,306
Issue and conversion convertible Notes (Note 13)	20,103	89,597	−	−	−	(7,422)	102,278	−	102,278
Issue and conversion perpetual convertible preferred equity (Note 13)	10,282	64,718	−	−	−	(3,500)	71,500	75,000	146,500
Equity-settled share-based payment (Note 22)	−	−	−	−	−	3,994	3,994	−	3,994
Total transactions with owners	83,504	576,196	−	−	−	(19,622)	640,078	75,000	715,078

Balance at December 31, 2014	142,441	941,770	379	−	(46,062)	359,180	1,397,708	75,000	1,472,708

Balance at January 1, 2015	142,441	941,770	379	−	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	−	−	−	−	−	350,301	350,301	−	350,301
Total other comprehensive income	−	−	(429)	−	−	1,565	1,136	−	1,136
Total comprehensive income	−	−	(429)	−	−	351,866	351,437	−	351,437

Transactions with owners of the company
Issue of ordinary shares (Note 13)	20,324	208,738	−	−	−	(19,357)	209,705	−	209,705
Conversion perpetual convertible preferred equity (Note 13)	10,281	64,719	−	−	−	−	75,000	(75,000)	−
Dividends to equity holders	−	−	−	−	−	(138,001)	(138,001)	−	(138,001)
Treasury shares sold (Note 13)	−	−	−	−	33,779	(25,516)	8,263	−	8,263
Equity-settled share-based payment (Note 22)	−	−	−	−	−	1,637	1,637	−	1,637
Total transactions with owners	30,605	273,457	−	−	33,779	(181,237)	156,604	(75,000)	81,604

Balance at December 31, 2015	173,046	1,215,227	(50)	−	(12,283)	529,809	1,905,749	−	1,905,749

The accompanying notes on page F-9 to F-72 are an integral part of these consolidated financial statements.

EURONAV NV
Consolidated Statement of Changes in Equity (Continued)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	−	(12,283)	529,809	1,905,749	−	1,905,749

Profit (loss) for the period	−	−	−	−	−	204,049	204,049	−	204,049
Total other comprehensive income	−	−	170	−	−	578	748	−	748
Total comprehensive income	−	−	170	−	−	204,627	204,797	−	204,797

Transactions with owners of the company	−	−	−	−	−	−	−	−	−
Dividends to equity holders	−	−	−	−	−	(216,838)	(216,838)	−	(216,838)
Treasury shares acquired (Note 13)	−	−	−	−	(6,889)	−	(6,889)	−	(6,889)
Treasury shares sold (Note 13)	−	−	−	−	3,070	(2,339)	731	−	731
Equity-settled share-based payment (Note 22)	−	−	−	−	−	406	406	−	406
Total transactions with owners	−	−	−	−	(3,819)	(218,771)	(222,590)	−	(222,590)

Balance at December 31, 2016	173,046	1,215,227	120	−	(16,102)	515,665	1,887,956	−	1,887,956

The accompanying notes on page F-9 to F-72 are an integral part of these consolidated financial statements.

EURONAV NV
Consolidated Statement of Cash Flows
(in thousands of USD)
	2016	2015	2014
	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015	Jan. 1 - Dec 31, 2014
Cash flows from operating activities
Profit (loss) for the period	204,049	350,301	(45,797)

Adjustments for:	205,457	208,305	217,410
Depreciation of tangible assets (Note 8)	227,664	210,156	160,934
Depreciation of intangible assets	99	50	20
Impairment on non-current assets held for sale (Note 3)	−	−	7,416
Loss (gain) on disposal of investments in equity accounted investees (Note 24)	24,150	−	−
Provisions	(603)	91	840
Tax (benefits)/expenses (Note 7)	(174)	5,633	(5,743)
Share of profit of equity-accounted investees, net of tax (Note 25)	(40,495)	(51,592)	(30,286)
Net finance expense (Note 6)	44,839	47,630	93,353
(Gain)/loss on disposal of assets (Note 8)	(50,395)	(5,300)	(13,118)
Equity-settled share-based payment transactions (Note 5)	406	1,637	3,994
Amortization of deferred capital gain	(34)	−	−

Changes in working capital requirements	38,487	(57,692)	(112,280)
Change in cash guarantees	107	1	(658)
Change in trade receivables (Note 11)	(755)	12,330	(23,755)
Change in accrued income (Note 11)	21,049	(13,175)	(8,577)
Change in deferred charges (Note 11)	239	11,090	(2,124)
Change in other receivables (Note 10-11)	35,905	(34,654)	(64,299)
Change in trade payables (Note 17)	(6,817)	1,190	(10,512)
Change in accrued payroll (Note 17)	(138)	255	166
Change in accrued expenses (Note 17)	(7,547)	(1,649)	9,581
Change in deferred income (Note 17)	(3,591)	6,612	(2,016)
Change in other payables (Note 17)	(226)	(39,800)	(10,171)
Change in provisions for employee benefits (Note 16)	261	108	85

Income taxes paid during the period	(100)	(109)	67
Interest paid (Note 6-18)	(33,378)	(50,810)	(54,449)
Interest received (Note 6-11)	209	262	421
Dividends received from equity-accounted investees (Note 25)	23,478	275	9,410

Net cash from (used in) operating activities	438,202	450,532	14,782

Acquisition of vessels (Note 8)	(342,502)	(351,596)	(1,053,939)
Proceeds from the sale of vessels (Note 8)	223,016	112,890	123,609
Acquisition of other tangible assets and prepayments (Note 8)	(178)	(8,289)	(123,188)
Acquisition of intangible assets	(18)	(258)	(19)
Proceeds from the sale of other (in)tangible assets	38	95	22
Loans from (to) related parties (Note 25)	22,047	39,785	29,508
Proceeds from capital decreases in joint ventures (Note 25)	3,737	1,500	1,000
Acquisition of subsidiaries, net of cash acquired (Note 24)	(6,755)	−	−

Net cash from (used in) investing activities	(100,615)	(205,873)	(1,023,007)

Proceeds from issue of share capital (Note 13)	−	229,063	475,000
Transaction costs related to issue of share capital (Note 13)	−	(19,357)	(12,694)
Proceeds from issue of perpetual convertible preferred equity (Note 13)	−	−	150,000
Transaction costs related to issue perpetual convertible preferred equity (Note 13)	−	−	(3,500)
(Purchase of) Proceeds from sale of treasury shares (Note 13)	(6,157)	8,263	−
Proceeds from new borrowings (Note 15)	740,286	931,270	1,395,392
Repayment of borrowings (Note 15)	(774,015)	(1,367,871)	(799,891)
Transaction costs related to issue of loans and borrowings (Note 15)	(4,436)	(8,680)	(15,284)
Dividends paid	(216,838)	(138,003)	(2)

Net cash from (used in) financing activities	(261,160)	(365,315)	1,189,021

Net increase (decrease) in cash and cash equivalents	76,427	(120,656)	180,796

Net cash and cash equivalents at the beginning of the period (Note 12)	131,663	254,086	74,309
Effect of changes in exchange rates	(1,401)	(1,767)	(1,019)

Net cash and cash equivalents at the end of the period (Note 12)	206,689	131,663	254,086
The accompanying notes on page F-9 to F-72 are an integral part of these consolidated financial statements.

EURONAV NV
Notes to the consolidated financial statements for the year ended 31 December 2016

Note 1 - Significant accounting policies

Note 2 - Segment reporting

Note 3 - Assets and liabilities held for sale and discontinued operations

Note 4 - Revenue

Note 5 - Expenses for shipping activities and other expenses from operating activities

Note 6 - Net finance expense

Note 7 - Income tax benefit (expense)

Note 8 - Property, plant and equipment

Note 9 - Deferred tax assets and liabilities

Note 10 - Non-current receivables

Note 11 - Trade and other receivables - current

Note 12 - Cash and cash equivalents

Note 13 - Equity

Note 14 - Earnings per share

Note 15 - Interest-bearing loans and borrowings

Note 16 - Employee benefits

Note 17 - Trade and other payables

Note 18 - Financial instruments - market and other risks

Note 19 - Operating leases

Note 20 - Provisions and contingencies

Note 21 - Related parties

Note 22 - Share-based payment arrangements

Note 23 - Group entities

Note 24 - Business combinations

Note 25 - Equity-accounted investees

Note 26 - Subsidiaries

Note 27 - Major exchange rates

Note 28 - Audit fees

Note 29 - Subsequent events

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 1 - Significant accounting policies

1.	Reporting Entity

Euronav NV (the "Company") is a company domiciled in Belgium. The address of the Company's registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and joint ventures.

Euronav NV is a fully-integrated provider of international maritime shipping and offshore services engaged in the transportation and storage of crude oil. The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry; Compagnie Maritime Belge NV, ("CMB"), formed in 1895, Compagnie Nationale de Navigation SA, ("CNN"), formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name "Euronav" in 1989 when it was initially formed as the international tanker subsidiary of CNN.
Euronav NV charters its vessels to leading international energy companies. The Company pursues a chartering strategy of primarily employing its vessels on the spot market, including through the Tankers International (TI) Pool (the "TI Pool") and also under fixed-rate contracts and long-term time charters, which typically include a profit sharing component.

A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, the Company pays voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenues generated by the Company in the spot market are less predictable, the Company believes their exposure to this market provides them with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. The Company principally employs and commercially manages their VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with the Company. The Company participated in the formation of the TI Pool in 2000 to allow themselves and other TI Pool participants, consisting of third-party owners and operators of similarly sized vessels, to gain economies of scale, obtain increased cargo flow of information, logistical efficiency and greater vessel utilization.

Time charters provide the Company with a fixed and stable cash flow for a known period of time. Time charters may help the Company mitigate, in part, their exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. The Group may when the cycle matures or otherwise opportunistically employ more of their vessels under time charter contracts as the available rates for time charters improve. The Group may also enter into time charter contracts with profit sharing arrangements, which the Company believes will enable them to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract.

The Group currently deploys their two FSOs as floating storage units under service contracts with Maersk Oil, in the offshore services sector.

2.	Basis of preparation

(a)	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

All accounting policies have been consistently applied for all periods presented in the consolidated financial statements, unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Board of Directors on April 14, 2017.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following note:

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
•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.as prices) or indirectly (i.e.derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)

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
Except for the changes below, the accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2016 are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2015. The Group has adopted the following new standards, interpretations and amendments to standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2016:
•	Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities – Applying the Consolidation Exception
•	Amendments to IAS 1: Disclosure Initiative
•	Annual Improvements to IFRSs 2012-2014 cycle
•	Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization
•	Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations
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
For acquisitions on or after January 1, 2010, the Group measures goodwill at the acquisition date as:
•	the fair value of the consideration transferred; plus
•	the recognized amount of any non-controlling interests in the acquiree; plus if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less
•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.
•	When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.
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

(ii)	Non-controlling interests (NCI)
NCI are measured at their proportionate share of the acquiree's identifiable net assets at the date of acquisition. Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)
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
Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group's share of the profit or loss and other comprehensive income ("OCI") of equity-accounted investees, until the date on which significant influence or joint control ceases.
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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)
(h)	Financial Instruments

(i)	Non-derivative financial assets

The group initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit and loss) are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.
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
The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, cash and cash equivalents, held-to-maturity financial assets and available-for-sale financial assets. The Company determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.
Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Financial assets are designated as at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group's treasury policy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit or loss.
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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 1 - Significant accounting policies (Continued)
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
Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in OCI and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.
Available-for-sale financial assets comprise equity securities and debt securities.
They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the balance sheet date.

(ii)	Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.
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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)

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
Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in OCI and presented in the hedging reserve in equity.
The amount recognized in OCI is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of profit or loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.
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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)
(i)	Goodwill and intangible assets

(i)	Goodwill

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

(ii)	Intangible assets
Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and impairment losses (see accounting policy k).
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

(iv)	Amortization
Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives are as follows:
Software:          3 - 5 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 1 - Significant accounting policies (Continued)
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
Vessels and items of property, plant and equipment are depreciated from the date that they are available for use. Internally constructed assets are depreciated from the date that the assets are completed and ready for use.
The estimated useful lives of significant items of property, plant and equipment are as follows:

•	tankers	20 years
•	FSO/FpSO/FPSO	25 years
•	buildings	33 years
•	plant and equipment	5 - 20 years
•	fixtures and fittings	5 - 10 years
•	other tangible assets	3 - 20 years
•	dry-docking	3 - 5 years

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)

Vessels are estimated to have a zero residual value.
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
(viii)	Dry-docking – component approach
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in dry-dock. After each dry-dock, all the components installed (as replacements or as additional components) during the dry-dock are classified in two categories (according to their estimated lifetime and their respective cost). When the useful life is higher than 1 year, the components will be amortized over their estimated useful life (3-5 years).

(k)	Impairment

(i)	Non-derivative financial assets

A financial asset not classified as at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.
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

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to the application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in OCI.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 1 - Significant accounting policies (Continued)
Equity-accounted investees

An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.
(ii)	Non-financial assets
The carrying amounts of the Group's non-financial assets, other than deferred tax assets (refer to accounting policy (s)), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
Goodwill and indefinite-lived intangible assets are tested annually for impairment. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit (CGU) exceeds its recoverable amount.
The recoverable amount of an asset or CGU is the greater of its fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Future cash flows are based on current market conditions, historical trends as well as future expectations. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.
Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.
An impairment loss recognized for goodwill shall not be reversed. For other assets, an impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(l)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured in accordance with the Group's accounting policies. Thereafter generally the assets or disposal group are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property, which continue to be measured in accordance with the Group's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)
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
When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined plan when the settlement occurs
(iii)	Other long term employee benefits

The Group's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations and that are denominated in the currency in which the benefits are expected to be paid. Remeasurements are recognized in profit or loss in the period in which they arise.

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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)
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

The fair value of the amount payable to beneficiaries in respect of "phantom stock unit" grants, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the beneficiaries become unconditionally entitled to payment. The amount is remeasured at each reporting date and at settlement based on the fair value of the phantom stock units. Any changes in the liability are recognized in profit or loss.

(n)	Provisions
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
Onerous contracts
A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.
(o)	Revenue

(i)	Pool Revenues

Aggregated revenue recognized on a daily basis from vessels operating on voyage charters in the spot market and on contract of affreightment ("COA") within the pool is converted into an aggregated net revenue amount by subtracting aggregated voyage expenses (such as fuel and port charges) from gross voyage revenue. These aggregated net revenues are combined with aggregate time charter revenues to determine aggregate pool Time Charter Equivalent revenue ("TCE"). Aggregate pool TCE revenue is then allocated to pool partners in accordance with the allocated pool points earned for each vessel that recognizes each vessel's earnings capacity based on its cargo, capacity, speed and fuel consumption performance and actual on hire days. The TCE revenue earned by our vessels operated in the pools is equal to the pool point rating of the vessels multiplied by time on hire, as reported by the pool manager.
(ii)	Time - and Bareboat charters

Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed
The Group does not recognize time charter revenues during periods that vessels are offhire.
(iii)	Spot voyages

Within the shipping industry, there are two methods used to account for voyage revenues: ratably over the estimated length of each voyage and completed voyage.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)

The recognition of voyage revenues ratably on a daily basis over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by the Group and the pools in which we participate. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. Euronav does not begin recognizing voyage revenue until a charter has been agreed to by both the Group and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage because it is only at this time the charter rate is determinable for the specified load and discharge ports and collectability is reasonably assured.

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
Interest income is recognized in the consolidated statement of profit or loss as it accrues, taking into account the effective yield on the asset. Dividend income is recognized in the consolidated statement of profit or loss on the date that the dividend is declared.
The interest expense component of finance lease payments is recognized in the consolidated statement of profit or loss using the effective interest rate method.

(s)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)

Deferred tax is recognized using the balance sheet method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax recognized, is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.
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

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. The Group distinguishes two segments: the operation of crude oil tankers in the international markets and the floating storage and offloading operations (FSO/FpSO). The Group's internal organizational and management structure does not distinguish any geographical segments.

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

(v)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2016, and have not been applied in preparing these consolidated financial statements:

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate,  IFRIC 18 Transfers of Assets from Customers and SIC 31 Barter Transactions Involving Advertising Services. IFRS 15 is effective for the annual reports beginning on or after 1 January 2018, with early adoption permitted.

The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard's requirements will also apply to the sale of some non-financial assets that are not part of the entity's ordinary activities (e.g., sales of property or plant and equipment). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 1 - Significant accounting policies (Continued)
The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Group currently anticipates adopting the standard using the cumulative catch-up transition method. The new standard will be effective for us beginning January 1, 2018.

The Group is undertaking a comprehensive approach to assess the impact of the guidance on its business by reviewing the current accounting policies and practices to identify any potential differences that may result from applying the new requirements to the consolidated financial statements.

Part of the Group's revenue is generated from time charters, where revenue is recognized on an accrual basis and is recorded over the term of the charter as the service is provided. We do not believe the new guidance will have any impact on this aspect of the Group's revenue. For spot charters, we recognize revenue on a discharge-to-discharge basis in determining the percentage of completion for all voyage charters. We are in the process of assessing whether and to which extent the new guidance will have an impact on this aspect of the Group's revenue.

The Group is consulting with other shipping companies on business assumptions, processes, systems and controls to fully determine revenue recognition and disclosure under the new standard. The Group's initial assessment may change as the Company continues to review the new guidance.

IFRS 16 Leases published on 13 January 2016 makes a distinction between a service contract and a lease based on whether the contract conveys the right to control the use of an identified asset and introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard – (lessors continue to classify leases as finance or operating leases). For lessors, there is little change to the existing accounting in IAS 17 Leases.

IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after 1 January 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. No quantitative or qualitative assessment of the impact of IFRS 16 has been made to date, but the Group expects that the most significant impact will be that the Group will recognize new assets and liabilities for its operating leases as lessee. In addition, the nature and recognition of expenses related to those leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. Reference is made to note 19 which includes the Group's minimum lease commitments under operating leases as lessee as at 31 December 2016.

IFRS 9 Financial Instruments published in July 2014 replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements, which align hedge accounting more closely with risk management. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group does not plan to early adopt this standard. The Group is undertaking a comprehensive approach to assess the impact of the guidance on its business by reviewing the current accounting policies and practices to identify any potential differences that may result from applying the new requirements to the consolidated financial statements

The disclosure initiative (Amendments to IAS 7) requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The amendments are effective for annual periods beginning on or after 1 January 2017, with earlier adoption permitted. The amendments are not expected to have a material impact on the Group's consolidated financial statements.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 1 - Significant accounting policies (Continued)
Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12) clarifies the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. Further, the amendments provide guidance on estimating probable future taxable profits when assessing the recognition of deferred tax assets when there are insufficient taxable temporary differences relating to the same taxation authority and the same taxable entity. The amendments are effective for annual periods beginning on or after 1 January 2017, with earlier adoption permitted. The amendments are not expected to have a material impact on the Group's consolidated financial statements.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2) issued on 20 June 2016 covers three accounting areas: the measurement of cash-settled share-based payments; the classification of share-based payments settled net of tax withholdings; and the accounting for a modification of a share-based payment from cash-settled to equity-settled. The amendments are effective for annual periods commencing on or after 1 January 2018. As a practical simplification, the amendments can be applied prospectively so that prior periods do not have to be restated. Retrospective, or early, application is permitted if companies have the required information. The amendments are not expected to have a material impact on the Group's consolidated financial statements.

Transfers of property assets to/from, investment property (Amendments to IAS 40) issued on 8 December 2016, clarifies that a property asset is transferred to, or from, investment property when and only when there is an actual change in use. A change in management intention alone does not support a transfer. The amendments are effective for annual periods beginning on or after 1 January 2018, with earlier adoption permitted. The amendments are not expected to have a material impact on the Group's consolidated financial statements.

IFRIC 22 Foreign currency transactions and Advance consideration issued on 8 December 2016, clarifies the transaction date to be used to determine the exchange rate for translating foreign currency transactions involving an advance payment or receipt. The interpretation is effective for annual periods beginning on or after 1 January 2018, with earlier adoption permitted. The amendments are not expected to have a material impact on the Group's consolidated financial statements.
Annual improvements to IFRSs 2014-2016 Cycle, issued on 8 December 2016, cover the following minor amendments:
- IFRS 1 First-time Adoption of IFRS: Outdated exemptions for first-time adopters of IFRS are removed (effective for annual periods beginning on or after 1 January 2018);
- IFRS 12 Disclosure of Interests in Other Entities: Also applies to interests that are classified as held for sale or distribution (effective for annual periods beginning on or after 1 January 2017) and
- IAS 28 Investments in Associates and Joint Ventures: A venture capital organization, or other qualifying entity, may elect to measure its investments in an associate or joint venture at fair value (effective for annual periods beginning on or after 1 January 2018, with earlier adoption permitted).

The amendments are not expected to have a material impact on the Group's consolidated financial statements.

Note 2 - Segment reporting

The Group distinguishes two operating segments: the operation of crude oil tankers in the international markets (the Tankers Segment) and the floating production, storage and offloading operations (the FSO/FpSO Segment). These two divisions operate in completely different markets, where in the latter the assets are tailor made or converted for specific long term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market, contract duration is often less than two years and the assets are to a big extent standardized. The segment profit or loss figures and key assets as set out below are presented to the executive committee on at least a quarterly basis to help the key decision makers in evaluating the respective segments. The Chief Operating Decision Maker (CODM) also receives the information per segment based on proportionate consolidation for the joint ventures and not by applying equity accounting. The reconciliation between the figures of all segments combined on the one hand and with the consolidated statements of financial position and profit or loss on the other hand is presented in a separate column Equity-accounted investees.

The Group has two clients in the Tankers segment that represented 10% each of the Tankers segment total revenue in 2016 (2015 and 2014: one client which represented 11%). All the other clients represent less than 10% of total revenues of the Tankers segment.

The Group did not identify any relevant geographic areas.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 2 - Segment reporting (Continued)
Consolidated statement of financial position

(in thousands of USD)	December 31, 2016				December 31, 2015

ASSETS	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Vessels	2,383,163	186,170	(186,170)	2,383,163	2,448,192	204,241	(364,397)	2,288,036
Assets under construction	86,136	−	−	86,136	93,890	−	−	93,890
Other tangible assets	777	−	−	777	1,048	−	−	1,048
Prepayments	−	−	−	−	2	−	−	2
Intangible assets	156	−	−	156	238	−	−	238
Receivables	204,079	9,414	(29,579)	183,914	222,692	7,371	29,845	259,908
Investments in equity accounted investees	1,546	−	16,867	18,413	1,211	−	20,426	21,637
Deferred tax assets	964	−	−	964	935	182	(182)	935

Total non-current assets	2,676,821	195,584	(198,882)	2,673,523	2,768,208	211,794	(314,308)	2,665,694

Total current assets	375,037	43,048	(44,697)	373,388	389,368	26,944	(41,260)	375,052

TOTAL ASSETS	3,051,858	238,632	(243,579)	3,046,911	3,157,576	238,738	(355,568)	3,040,746

EQUITY and LIABILITIES

Total equity	1,892,836	(4,879)	(1)	1,887,956	1,946,288	(40,540)	1	1,905,749

Bank and other loans	966,443	203,512	(203,512)	966,443	1,018,013	259,684	(325,271)	952,426
Convertible and other Notes	−	−	−	−	−	−	−	−
Other payables	533	1,118	(1,118)	533	590	3,600	(3,600)	590
Deferred tax liabilities	−	−	−	−	−	−	−	−
Employee benefits	2,846	−	−	2,846	2,038	−	−	2,038
Amounts due to equity-accounted joint ventures	−	−	−	−	−	−	−	−
Provisions	38	−	−	38	436	−	−	436

Total non-current liabilities	969,860	204,630	(204,630)	969,860	1,021,077	263,284	(328,871)	955,490

Total current liabilities	189,162	38,881	(38,948)	189,095	190,211	15,994	(26,698)	179,507

TOTAL EQUITY and LIABILITIES	3,051,858	238,632	(243,579)	3,046,911	3,157,576	238,738	(355,568)	3,040,746

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 2 - Segment reporting (Continued)
Consolidated statement of profit or loss
(in thousands of USD)	2016				2015				2014

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Shipping income
Revenue	704,766	65,125	(85,626)	684,265	898,495	64,504	(116,492)	846,507	510,973	64,178	(101,166)	473,985
Gains on disposal of vessels/other tangible assets	50,397	−	−	50,397	13,302	−	−	13,302	15,315	−	(2,193)	13,122
Other operating income	6,765	327	(96)	6,996	6,798	808	(180)	7,426	11,685	323	(597)	11,411
Total shipping income	761,928	65,452	(85,722)	741,658	918,595	65,312	(116,672)	867,235	537,973	64,501	(103,956)	498,518

Operating expenses
Voyage expenses and commissions	(63,305)	(476)	4,221	(59,560)	(83,896)	(473)	13,132	(71,237)	(136,135)	(471)	18,303	(118,303)
Vessel operating expenses	(164,478)	(9,679)	13,958	(160,199)	(160,894)	(10,074)	17,250	(153,718)	(131,676)	(11,636)	19,223	(124,089)
Charter hire expenses	(17,713)	−	−	(17,713)	(25,849)	−	−	(25,849)	(35,664)	−	−	(35,664)
Losses on disposal of vessels/other tangible assets	(1)	−	(1)	(2)	(8,002)	−	−	(8,002)	−	−	−	−
Impairment on non-current assets held for sale	−	−	−	−	−	−	−	−	(7,416)	−	−	(7,416)
Loss on disposal of investments in equity accounted investees	(24,150)	−	−	(24,150)	−	−	−	−	−	−	−	−
Depreciation tangible assets	(233,368)	(18,071)	23,775	(227,664)	(221,399)	(18,071)	29,314	(210,156)	(171,920)	(18,071)	29,057	(160,934)
Depreciation intangible assets	(99)	−	−	(99)	(50)	−	−	(50)	(20)	−	−	(20)
General and administrative expenses	(44,152)	(80)	181	(44,051)	(46,433)	(283)	465	(46,251)	(40,735)	(184)	354	(40,565)
Total operating expenses	(547,266)	(28,306)	42,134	(533,438)	(546,523)	(28,901)	60,161	(515,263)	(523,566)	(30,362)	66,937	(486,991)

RESULT FROM OPERATING ACTIVITIES	214,662	37,146	(43,588)	208,220	372,072	36,411	(56,511)	351,972	14,407	34,139	(37,019)	11,527

Finance income	6,864	57	(66)	6,855	3,313	22	(23)	3,312	2,625	28	(36)	2,617
Finance expenses	(52,420)	(2,552)	3,277	(51,695)	(52,590)	(3,663)	5,311	(50,942)	(98,642)	(4,714)	7,386	(95,970)
Net finance expenses	(45,556)	(2,495)	3,211	(44,840)	(49,277)	(3,641)	5,288	(47,630)	(96,017)	(4,686)	7,350	(93,353)

Share of profit (loss) of equity accounted investees (net of income tax)	334	−	40,161	40,495	185	−	51,407	51,592	617	−	29,669	30,286

Profit (loss) before income tax	169,440	34,651	(216)	203,875	322,980	32,770	184	355,934	(80,993)	29,453	−	(51,540)

Income tax expense	174	(216)	216	174	(5,633)	184	(184)	(5,633)	5,743	−	−	5,743

Profit (loss) for the period	169,614	34,435	−	204,049	317,347	32,954	−	350,301	(75,250)	29,453	−	(45,797)

Attributable to:
Owners of the company	169,614	34,435	−	204,049	317,347	32,954	−	350,301	(75,250)	29,453	−	(45,797)

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 2 - Segment reporting (Continued)

Condensed consolidated statement of cash flows

(in thousands of USD)	2016				2015				2014

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Net cash from operating activities	427,926	49,013	(38,737)	438,202	505,821	58,747	(114,036)	450,532	19,978	40,013	(45,209)	14,782
Net cash from (used in) investing activities	(90,891)	−	(9,724)	(100,615)	(248,770)	−	42,897	(205,873)	(1,007,928)	−	(15,079)	(1,023,007)
Net cash from (used in) financing activities	(264,714)	(32,929)	36,483	(261,160)	(350,429)	(20,557)	5,671	(365,315)	1,168,516	(55,552)	76,057	1,189,021
	−	−	−	−	−	−	−	−	−	−	−	−
Capital expenditure	(342,698)	−	−	(342,698)	(361,754)	−	1,611	(360,143)	(1,178,051)	−	905	(1,177,146)
Impairment losses	−	−	−	−	−	−	−	−	−	−	−	−
Impairment losses reversed	−	−	−	−	−	−	−	−	−	−	−	−

Note 3 - Assets and liabilities held for sale and discontinued operations

Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	2016	2015	2014

Vessels	−	24,195	89,000
Of which in Tankers segment	−	24,195	89,000
Of which in FSO segment	−	−	−

(in thousands of USD)	(Estimated) Sale price	Book Value	Asset Held For Sale	(Expected) Gain	(Expected) Loss

At January 1, 2014	−	−	21,510	−	−

Assets transferred to assets held for sale
Olympia	89,000	91,560	89,000	−	(2,560)
Antarctica	89,000	93,856	89,000	−	(4,856)

Assets sold from assets held for sale
Luxembourg	27,900	21,510	(21,510)	6,390	−
Olympia	91,380	89,000	(89,000)	2,380	−

At December 31, 2014	−	−	89,000	8,770	(7,416)

At January 1, 2015	−	−	89,000	−	−

Assets transferred to assets held for sale
Famenne	38,016	24,195	24,195	13,821	−

Assets sold from assets held for sale
Antarctica	91,065	89,000	(89,000)	2,065	−

At December 31, 2015	−	−	24,195	15,886	−

At January 1, 2016	−	−	24,195	−	−

Assets sold from assets held for sale
Famenne	38,016	24,195	(24,195)	13,821	−

At December 31, 2016	−	−	−	13,821	−

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

On January 15, 2016, the Company sold the VLCC Famenne (2001 - 298,412 dwt), for USD 38.4 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2015, and had a carrying value of USD 24.2 million as of the prior year-end. The vessel was delivered to its new owner on March 9, 2016. Taking into account USD 0.4 million of costs to sell (sales commissions), the gain on the sale of this vessel amounted to USD 13.8 million. This gain has been recorded upon delivery of the vessel and is therefore reflected in the consolidated statement of profit or loss for the twelve months ended December 31, 2016.

Discontinued operations
As per December 31, 2016, December 31, 2015 and per December 31, 2014 the Group had no operations that meet the criteria of a discontinued operation.

Note 4 - Revenue

(in thousands of USD)	2016	2015	2014

Pool Revenue	340,217	455,617	149,624
Spot Voyages	203,821	264,799	192,243
Time Charters (Note 19)	140,227	126,091	132,118
Total revenue	684,265	846,507	473,985

For the accounting treatment of revenue, we refer to the accounting policies (o) - Revenue.
The decrease in revenue is mostly related to the decrease in pool and spot voyage revenue which is due to lower freight market conditions. This decrease was partially offset by higher revenue from time charters due to an increase in the fleet size.
Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions
(in thousands of USD)	2016	2015	2014

Voyage related expense	(52,836)	(62,787)	(111,238)
Commissions paid	(6,724)	(8,450)	(7,065)
Total voyage expenses and commissions	(59,560)	(71,237)	(118,303)

The majority of voyage expenses are bunkers, port costs and agent fees paid to operate the vessels on the spot market. These expenses decreased in 2016 compared to 2015 because a higher number of vessels were on time charter contract in 2016. For vessels under a time charter contract, voyage expenses are paid by the charterer and for vessels operated in a Pool, voyage expenses are paid by the Pool.

Vessel operating expenses
(in thousands of USD)	2016	2015	2014

Operating expenses	(148,554)	(142,035)	(112,834)
Insurance	(11,645)	(11,683)	(11,255)
Total vessel operating expenses	(160,199)	(153,718)	(124,089)

The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. In 2016 these expenses increased compared to 2015, which is mainly related to a higher number of vessels operated by the Group following the delivery of the vessels acquired in 2015 and 2016.

Charter hire expenses
(in thousands of USD)	2016	2015	2014

Charter hire (Note 19)	(16,921)	(25,849)	(32,080)
Bare boat hire (Note 19)	(792)	−	(3,584)
Total charter hire expenses	(17,713)	(25,849)	(35,664)

The decrease in charter hire is mainly due to the redelivery of the two chartered-in vessels, the VLCC KHK Vision and the Suezmax Suez Hans, to their owners on October 27, 2016 and November 27, 2016 respectively.
The bareboat charter-hire expenses in 2016 are entirely attributable to the sale and leaseback agreement of four VLCCs (Nautilus, Navarin, Neptun and Nucleus), under a five year bareboat contract.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 5 - Expenses for shipping activities and other expenses from operating activities (Continued)
General and administrative expenses
(in thousands of USD)	2016	2015	2014

Wages and salaries	(12,754)	(12,554)	(10,840)
Social security costs	(2,532)	(2,379)	(2,495)
Provision for employee benefits (Note 16)	(261)	(108)	(85)
Equity-settled share-based payments (Note 22)	(406)	(1,637)	(3,994)
Other employee benefits	(3,178)	(3,715)	(3,075)
Employee benefits	(19,131)	(20,392)	(20,489)

Administrative expenses	(25,510)	(25,749)	(19,228)
Claims	(13)	(19)	(8)
Provisions	603	(91)	(840)

Total general and administrative expenses	(44,051)	(46,251)	(40,565)
	−	−	−

Average number of full time equivalents (shore staff)	139.44	132.20	113.32

The general and administrative expenses which include amongst others: shore staff wages, director fees, office rental, consulting and audit fees and Tonnage Tax, decreased in 2016 compared to 2015. This decrease was mainly due to a decrease in equity-settled share based payments, a decrease in director fees and a decrease in administrative expenses relating to the TI Pool.

On the other hand, consulting, audit and other fees increased due to the implementation and audit of an enhanced framework of internal controls. Mortgages and registration fees increased due to the sale of certain vessels between Group companies in the course of 2016.

Note 6 - Net finance expense
Recognized in profit or loss
(in thousands of USD)	2016	2015	2014

Interest income	217	208	487
Foreign exchange gains	6,638	3,103	2,131
Finance income	6,855	3,312	2,617

Interest expense on financial liabilities measured at amortized cost	(39,007)	(38,246)	(57,948)
Fair value adjustment on interest rate swaps	−	−	−
Amortization other Notes	−	(4,127)	(31,878)
Other financial charges	(4,577)	(4,355)	(3,829)
Foreign exchange losses	(8,111)	(4,214)	(2,315)
Finance expense	(51,695)	(50,942)	(95,970)

Net finance expense recognized in profit or loss	(44,840)	(47,630)	(93,353)

Net finance expenses decreased slightly in 2016 compared to 2015, which is primarily related to the amortization other Notes which amounted zero in 2016 due to the repayment of the USD 235.5 million bond in the first quarter of 2015. As the bond was issued below par and in accordance with IFRS, the Group amortized USD 4.1 million in the first quarter of 2015. Further, the Group incurred lower interest expenses in 2016 compared to 2015 following the redemption in 2015 of convertible Notes and bonds as discussed in Note 15. On the other hand, the Group recognized USD 5.5 million of unamortized transaction costs in the consolidated statement of profit or loss upon the refinancing in 2016 of the March 25, 2014 senior secured credit facility, as discussed in Note 15.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

The above finance income and expenses include the following in respect of assets (liabilities) not at fair value through profit or loss:

	2016	2015	2014

Total interest income on financial assets	217	208	487
Total interest expense on financial liabilities	(39,007)	(42,372)	(89,826)
Total other financial charges	(4,577)	(4,355)	(3,829)

Recognized directly in equity

(in thousands of USD)	2016	2015	2014

Foreign currency translation differences for foreign operations	170	(429)	(567)
Cash flow hedges - effective portion of changes in fair value	−	−	1,291
Cash flow hedges - reclassified to profit or loss	−	−	−
Net finance expense recognized directly in equity	170	(429)	724
Attributable to:	−	−	−
Owners of the Company	170	(429)	724
Net finance expense recognized directly in equity	170	(429)	724
Recognized in:	−	−	−
Translation reserve	170	(429)	(567)
Hedging reserve	−	−	1,291

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2016	2015	2014

Current tax
Current period	60	(98)	(9)
Total current tax	60	(98)	(9)

Deferred tax
Recognition of unused tax losses/(use of tax losses)	220	(5,450)	5,507
Other	(106)	(85)	245
Total deferred tax	114	(5,535)	5,752

Total tax benefit/(expense)	174	(5,633)	5,743

Reconciliation of effective tax	2016		2015		2014

Profit (loss) before tax		203,875		355,934		(51,540)

Tax at domestic rate	(33.99)%	(69,297)	(33.99)%	(120,982)	(33.99)%	17,518
Effects on tax of :
Tax exempt profit / loss		(8,090)		(144)		3,039
Tax adjustments for previous years		70		17		−
Loss for which no DTA (*) has been recognized		−		(4,811)		(17,926)
Use of previously unrecognized tax losses		1,118		15,668		−
Non-deductible expenses		(1,718)		(5,225)		(193)
Tonnage Tax regime		64,637		91,334		(6,590)
Effect of share of profit of equity-accounted investees		13,761		17,536		10,294
Effects of tax regimes in foreign jurisdictions		(307)		974		(400)
Total taxes	0.09%	174	(1.58)%	(5,633)	(11.14)%	5,743
In application of an IFRIC agenda decision on 'IAS 12 Income taxes', tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses (see Note 5).

* Deferred Tax Asset

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Other tangible assets	Prepayments	Total PPE
At January 1, 2014
Cost	2,424,978	−	2,487	10,000	2,437,465
Depreciation & impairment losses	(990,178)	−	(1,854)	−	(992,032)
Net carrying amount	1,434,800	−	633	10,000	1,445,433

Acquisitions	1,053,939	−	987	122,201	1,177,127
Disposals and cancellations	−	−	(2)	−	(2)
Depreciation charges	(160,590)	−	(344)	−	(160,934)
Transfer to assets held for sale	(185,415)	−	−	−	(185,415)
Transfers	115,600	−	−	(115,600)	−
Translation differences	−	−	(48)	−	(48)
Balance at December 31, 2014	2,258,334	−	1,226	16,601	2,276,161

At January 1, 2015
Cost	3,342,607	−	2,997	16,601	3,362,205
Depreciation & impairment losses	(1,084,273)	−	(1,771)	−	(1,086,044)
Net carrying amount	2,258,334	−	1,226	16,601	2,276,161

Acquisitions	257,706	93,890	288	8,001	359,885
Disposals and cancellations	(10,681)	−	(3)	(8,000)	(18,684)
Depreciation charges	(209,728)	−	(428)	−	(210,156)
Transfer to assets held for sale	(24,195)	−	−	−	(24,195)
Transfers	16,600	−	−	(16,600)	−
Translation differences	−	−	(35)	−	(35)
Balance at December 31, 2015	2,288,036	93,890	1,048	2	2,382,976

At January 1, 2016
Cost	3,477,605	93,890	2,482	2	3,573,979
Depreciation & impairment losses	(1,189,569)	−	(1,434)	−	(1,191,003)
Net carrying amount	2,288,036	93,890	1,048	2	2,382,976

Acquisitions	250,912	86,944	175	3	338,034
Acquisitions through business combinations (Note 24)	120,280	−	−	−	120,280
Disposals and cancellations	(143,457)	−	(7)	−	(143,464)
Depreciation charges	(227,306)	−	(358)	−	(227,664)
Transfer to assets held for sale	−	−	−	−	−
Transfers	94,698	(94,698)	5	(5)	−
Translation differences	−	−	(86)	−	(86)
Balance at December 31, 2016	2,383,163	86,136	777	−	2,470,076

At December 31, 2016
Cost	3,748,135	86,136	2,373	−	3,836,644
Depreciation & impairment losses	(1,364,972)	−	(1,596)	−	(1,366,568)
Net carrying amount	2,383,163	86,136	777	−	2,470,076

On January 26, March 24, and May 13, 2016, Euronav took delivery of the second, third and fourth vessel of the four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: VLCC Alice (2016 - 299,320 dwt), VLCC Alex (2016 - 299,445 dwt) and VLCC Anne (2016 – 299,533 dwt).

On August 16, 2016, the Group entered into a binding agreement for the acquisition through resale of two VLCCs which were completing construction at Hyundai Heavy Industries for an aggregate purchase price of USD 169 million or USD 84.5 million per unit. The first vessel, the Ardeche, was delivered on January 12, 2017. The second vessel, the Aquitaine, was delivered on January 20, 2017 (see Note 29).

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 8 - Property, plant and equipment (Continued)

On November 23, 2016, the Group took delivery of the V.K. Eddie (2005 - 305,261 dwt), which it purchased from its joint venture Seven Seas Shipping Ltd (see Note 25) for USD 39.0 million. In the Group's consolidated financial statements, 50% of the USD 9.3 million gain recognized on this transaction by Seven Seas Shipping Ltd was eliminated.

In 2016, the Cap Guillaume, Cap Phillipe, Maria, Sandra, Artois, Cap Diamant, Cap Charles, Cap Victor, Ingrid and Nautilus have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading acquisitions.

Disposal of assets – Gains/losses

(in thousands of USD)	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
Luxembourg - Sale (Note 3)	−	27,900	21,510	6,390	−	−
Olympia - Transfer to assets held for sale (Note 3)	−	89,000	91,560	−	−	(2,560)
Olympia - Sale (Note 3)	−	91,380	89,000	2,380	−	−
Antarctica - Transfer to assets held for sale (Note 3)	−	89,000	93,856	−	−	(4,856)
Cap Isabella - Sale	−	4,329	−	4,329	−	−
Other	−	−	−	23	−	−
At December 31, 2014				13,122	−	(7,416)

	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
Antarctica - Sale (Note 3)	−	91,065	89,000	2,065	−	−
Cap Laurent - Sale	−	21,825	10,682	11,143	−	−
Other	−	−	−	94	−	(8,002)
At December 31, 2015				13,302	−	(8,002)

	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
Famenne - Sale (Note 3)	−	38,016	24,195	13,821	−	−
Nautilus - Sale	−	43,250	32,208	11,042	(500)	−
Navarin - Sale	−	47,250	36,739	10,511	(1,500)	−
Neptun - Sale	−	47,250	37,534	9,716	(1,500)	−
Nucleus - Sale	−	47,250	36,974	10,276	(1,500)	−
Other	−	−	−	32	−	(2)
At December 31, 2016				55,397	(5,000)	(2)

On January 15, 2016, the Company sold the VLCC Famenne (2001 - 298,412 dwt), for a net sale price of USD 38.0 million. The capital gain on that sale of USD 13.8 million was recorded in the first quarter of 2016. The vessel was delivered to its new owner on March 9, 2016.

On December 16, 2016, the Company entered into a five-year sale and leaseback agreement for four VLCCs. The four VLCCs are the Nautilus (2006 – 307,284 dwt), the Navarin (2007 – 307,284 dwt), the Neptun (2007 – 307,284 dwt) and Nucleus (2007 – 307,284 dwt). The transaction assumed a net en-bloc sale price of USD 185 million and produced a capital gain of USD 41.5 million which was recorded in the fourth quarter of 2016. However, because there was a total difference of USD 5.0 million between the fair value of the assets (USD 181 million) and the sale price (USD 186 million), this excess has been deferred and is being amortized over the period for which the asset is expected to be used, in this case, the duration of the lease, which is 5 years.
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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 8 - Property, plant and equipment (Continued)

- 10 year historical average spot freight rates are used as forecast charter rates
- Weighted Average Cost of Capital ("WACC") of 6.43% (2015: 6.01% and 2014: 5.72%)
- 20 year useful life with residual value equal to zero

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subject to judgment. The impairment test did not result in a requirement to record an impairment loss in 2016. Even with an increase of the WACC of 3%, there was no need to record an impairment loss in 2016.

Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond Euronav's control, Euronav believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable as historically it is, and continues to be, the most appropriate reflection of a typical shipping cycle. When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates that no impairment is required for the tanker fleet (2015: USD 123.3 million and 2014: USD 952.0 million), and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that no impairment is required for the tanker fleet (2015: no impairment and 2014: USD 103.7 million).

FSO
For FSOs the impairment assessment has been based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, the following assumptions were used:

- Weighted Average Cost of Capital ('WACC') of 6.43% (2015: 6.01% and 2014: 5.72%)
- 25 year useful life with residual value equal to zero

This assessment did not result in a requirement to record an impairment loss in 2016. Even with an increase of the WACC of 3%, there was no need to record an impairment loss in 2016. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates as well as management's best estimate of daily rates for future periods. The FSO Asia and the FSO Africa are on a timecharter contract to Maersk Oil Qatar until July 22, 2017 and September 22, 2017, respectively.

On December 22, 2016, the Group announced that the joint venture with International Seaways ("INSW", see Note 25) has received a letter of award in relation to a contract for five years for the service of the FSO Africa and FSO Asia in direct continuation of the current contractual service. The letter of award was received from North Oil Company, the future operator of the Al Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited. This award is subject to successful negotiation and documentation of the services contracts. The intent is that the new contracts for these custom-made 3 million barrels capacity units that have been serving the Al Shaheen field without interruption since 2010 will have a duration of five years starting at the expiry of the existing contracts with Maersk Oil Qatar. The existing contracts will remain in force until expiry in the third quarter of 2017. If negotiations and documentation are successfully concluded, the new contracts are expected over their full duration to generate revenues for the joint venture in excess of USD 360 million, excluding reimbursement for agreed operating expenses which will be dealt with on an open book basis. The signing of definitive services contracts remain subject to the resolution of substantive business terms and conditions and no assurance can be given that such resolution will be achieved.
Security
All tankers financed are subject to a mortgage to secure bank loans (see Note 15).
Vessels on order or under construction
The group had four vessels under construction as at December 31, 2016 for an aggregate amount of USD 86.1 million (2015: USD 93.9 million and 2014: 0). The amounts presented within "Vessels under construction" relate to the two VLCCs which were delivered on January 12 and January 20, 2017 from Hyundai Heavy Industries, as discussed above and two Ice Class Suezmax vessels from Hyundai Heavy Industries to be delivered in early 2018.
Capital commitment
As at December 31, 2016 the Group's total capital commitment amounts to USD 208.8 million (2015: USD 195.9 million). These can be detailed as follows:

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 8 - Property, plant and equipment (Continued)

(in thousands of USD)	As at December 31, 2015 payments scheduled for
	TOTAL	2016	2017	2018
Commitments in respect of VLCCs	195,910	195,910	−	−
Commitments in respect of Suezmaxes	−	−	−	−
Commitments in respect of FSOs	−	−	−	−
Total	195,910	195,910	−	−

	As at December 31, 2016 payments scheduled for
	TOTAL	2017	2018	2019
Commitments in respect of VLCCs	97,035	97,035	−	−
Commitments in respect of Suezmaxes	111,793	24,843	86,950	−
Commitments in respect of FSOs	−	−	−	−
Total	208,828	121,878	86,950	−

At December 31, 2016, Euronav held the option to purchase an additional two Ice Class Suezmax vessels from Hyundai Heavy Industries, but Euronav had not yet exercised this option. The option expires on May 3, 2017.

Note 9 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	ASSETS	LIABILITIES	NET

Provisions	169	−	169
Employee benefits	23	−	23
Unused tax losses & tax credits	743	−	743
	935	−	935
Offset	−	−
Balance at December 31, 2015	935	−

Provisions	31	−	31
Employee benefits	37	−	37
Unused tax losses & tax credits	896	−	896
	964	−	964
Offset	−	−
Balance at December 31, 2016	964	−

Unrecognized deferred tax assets and liabilities
Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2016		December 31, 2015

	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Deductible temporary differences	280	−	275	−
Taxable temporary differences	7	(25,213)	−	(21,220)
Tax losses & tax credits	105,731	−	109,797	−
	106,018	(25,213)	110,072	(21,220)
Offset	(25,213)	25,213	(21,220)	21,220
Total	80,805	−	88,852	−

The unrecognized deferred tax assets in respect of tax losses and tax credits are entirely related to tax losses carried forward, investment deduction allowances and excess dividend received deduction. These unrecognized tax losses and tax credits have no expiration date.

A deferred tax asset is recognized for unused tax losses and tax credits carried forward, to the extent that it is probable that future taxable profits will be available. The Group considers future taxable profits as probable when it is more likely than not that taxable profits will be generated in the foreseeable future. When determining whether probable future taxable profits are available the probability threshold is applied to portions of the total amount of unused tax losses or tax credits, rather than the entire amount.

Given the nature of the tonnage tax regime, the Group has a substantial amount of unused tax losses and tax credits for which no future taxable profits are probable and therefore no deferred tax asset has been recognized.

The unrecognized tax liabilities in respect of taxable temporary differences relate primarily to tax liabilities in respect of non distributed reserves of the Group that will be taxed when distributed. No deferred tax liability has been recognized because the Group controls whether the liability will be incurred and management is satisfied that the liability will not be incurred in the foreseeable future. In addition, no deferred tax liabilities have been recognized for temporary differences related to vessels for which the Group expects that the reversal of these differences will not have a tax effect.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 9 - Deferred tax assets and liabilities (Continued)

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2014	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2014

Provisions	−	238	−	−	238
Employee benefits	52	7	−	(7)	52
Unused tax losses & tax credits	828	5,507	−	(89)	6,246
Total	880	5,752	−	(96)	6,536

	Balance at Jan 1, 2015	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2015

Provisions	238	(61)	−	(8)	169
Employee benefits	52	(24)	−	(5)	23
Unused tax losses & tax credits	6,246	(5,450)	−	(53)	743
Total	6,536	(5,535)	−	(66)	935

	Balance at Jan 1, 2016	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2016

Provisions	169	(121)	−	(17)	31
Employee benefits	23	15	−	(1)	37
Unused tax losses & tax credits	743	220	−	(67)	896
Total	935	114	−	(85)	964

Note 10 - Non-current receivables

(in thousands of USD)	December 31, 2016	December 31, 2015

Shareholders loans to joint ventures	183,348	259,229
Other non-current receivables	565	678
Investment	1	1
Total non-current receivables	183,914	259,908

The Shareholders loans to joint ventures as of December 31, 2016 and December 31, 2015 did not bear interest.

Please refer to Note 25 for more information on the Shareholders loans to joint ventures.

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2016	December 31, 2015

Receivable:	−	−
Between one and two years	−	−
Between two and three years	−	−
Between three and four years	−	−
Between four and five years	−	−
More than five years	183,914	259,908
Total non-current receivables	183,914	259,908

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 11 - Trade and other receivables - current

(in thousands of USD)	December 31, 2016	December 31, 2015

Trade receivables	38,695	35,740
Accrued income	10,966	31,515
Accrued interest	33	25
Deferred charges	21,149	20,402
Other receivables	95,499	131,398
Total trade and other receivables	166,342	219,080

The decrease in other receivables relates to income to be received by the Group from the TI Pool. These amounts decreased in 2016 due to overall declining freight market conditions.

For currency and credit risk, we refer to Note 18.

Note 12 - Cash and cash equivalents

(in thousands of USD)	December 31, 2016	December 31, 2015

Bank deposits	104,500	59,205
Cash at bank and in hand	102,189	72,458
TOTAL	206,689	131,663
Of which restricted cash	146	124

Less:
Bank overdrafts used for cash management purposes	−	−
NET CASH AND CASH EQUIVALENTS	206,689	131,663

The bank deposits as at December 31, 2016 had an average maturity of 10 days (2015: 24 days).

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 13 - Equity
Number of shares issued
(in shares)	December 31, 2016	December 31, 2015	December 31, 2014

On issue at 1 January	159,208,949	131,050,666	54,223,817
Conversion convertible bonds	−	−	18,495,656
Conversion perpetual convertible preferred equity	−	9,459,283	9,459,286
Capital increases	−	18,699,000	48,871,907
On issue at 31 December - fully paid	159,208,949	159,208,949	131,050,666

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

At December 31, 2016 and December 31, 2015 the share capital is represented by 159,208,949 shares. The shares have no par value.

At December 31, 2016, the authorized share capital not issued amounts to USD 150,000,000 (2015: USD 150,000,000 and 2014: USD 61,525,678) or the equivalent of 138,005,652 shares (2015: 138,005,652 shares and 2014: 56,605,942 shares).

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

Treasury shares
As of December 31, 2016 Euronav owned 1,042,415 of its own shares, compared to 466,667 of shares owned on December 31, 2015. In the twelve months period ended December 31, 2016, Euronav bought back 692,415 shares at an aggregate cost of USD 6.9 million and delivered 116,667 shares upon the exercise of share options. These 116,667 treasury shares had an aggregate weighted average cost of USD 3.1 million and Euronav recognized a loss of USD 2.3 million in retained earnings upon the delivery of these treasury shares to the share option holders. The total net proceeds amounted to USD 0.8 million.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 13 - Equity (Continued)

Dividends
On May 12, 2016, the Annual Shareholders' meeting approved an additional gross dividend in the amount of USD 0.82 per share to all shareholders. The dividend to holders of Euronav shares trading on Euronext Brussels was paid in EUR at the USD/EUR exchange rate of the record date.

During its meeting of August 24, 2016, the Board of Directors of Euronav approved an interim dividend for the first semester 2016 of USD 0.55 per share. The interim dividend of USD 0.55 per share was payable as from September 30, 2016. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

On March 14, 2017, the Board of Directors decided to propose to the Annual Shareholders' meeting to be held on May 11, 2017, to approve a full year dividend of USD 0.77 per share. Taking into account the interim dividend approved in August in the amount of USD 0.55 per share, the expected dividend payable after the AGM should be USD 0.22 per share. The total final USD 0.77 dividend per share complies with the Group's policy to return 80% of the net profits to shareholders excluding exceptional items such as gains on the disposal of vessels.

The total amount of dividends paid in 2016 was USD 216.8 million.

Share-based payment arrangements
On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel. In March 2016, the holders exercised 166,667 options and a corresponding number of treasury shares were sold. The key terms and conditions did not change after December 31, 2013. The compensation expense related to this share option program was recognized in prior periods and therefore, this program did not have any impact on the consolidated statement of profit or loss for 2016.

Long term incentive plan 2015
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of EUR 10.0475 and are equity-settled. All of the stock options and RSUs granted on February 12, 2015 remained outstanding as of December 31, 2016. The fair value of the stock options was measured using the Black Scholes formula. The fair value of the RSUs was measured with reference to the Euronav share price at the grant date. The total employee benefit expense recognized in the consolidated statement of profit or loss during 2016 with respect to the LTIP was USD 0.4 million.

Long term incentive plan 2016
The Group's Board of Directors implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stocks were granted on February 2, 2016 and all remain outstanding as of December 31, 2016. The LTIP 2016 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2016, measured based on the Company's share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss during 2016 was USD 0.2 million.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 14 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share at December 31, 2016 was based on a result attributable to ordinary shares of USD 204,049,212 (December 31, 2015: USD 350,300,535 and December 31, 2014: USD (45,795,933)) and a weighted average number of ordinary shares outstanding during the period ended December 31, 2016 of 158,262,268 (December 31, 2015: 155,872,171 and December 31, 2014:116,539,018), calculated as follows:

Result attributable to ordinary shares
(in thousands of USD except share and per share information)	2016	2015	2014

Result for the period	204,049	350,301	(45,797)
Weighted average	158,262,268	155,872,171	116,539,018
Basic earnings per share (in USD)	1.29	2.25	(0.39)

Weighted average number of ordinary shares
(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2014	54,223,817	1,750,000	52,473,817	52,473,817
Issuance of shares	76,826,849	−	76,826,849	64,065,200
Purchases of treasury shares	−	−	−	−
Withdrawal of treasury shares	−	−	−	−
Sales of treasury shares	−	−	−	−
On issue at December 31, 2014	131,050,666	1,750,000	129,300,666	116,539,017

On issue at January 1, 2015	131,050,666	1,750,000	129,300,666	129,300,666
Issuance of shares	28,158,283	−	28,158,283	25,842,099
Purchases of treasury shares	−	−	−	−
Withdrawal of treasury shares	−	−	−	−
Sales of treasury shares	−	(1,283,333)	1,283,333	729,406
On issue at December 31, 2015	159,208,949	466,667	158,742,282	155,872,171

On issue at January 1, 2016	159,208,949	466,667	158,742,282	158,742,282
Issuance of shares	−	−	−	−
Purchases of treasury shares	−	692,415	(692,415)	(575,005)
Withdrawal of treasury shares	−	−	−	−
Sales of treasury shares	−	(116,667)	116,667	94,991
On issue at December 31, 2016	159,208,949	1,042,415	158,166,534	158,262,268

Diluted earnings per share
For the twelve months ended December 31, 2016, the diluted earnings per share (in USD) amount to 1.29 (2015: 2.22 and 2014: (0.39)). At December 31, 2014, 250 convertible Notes and 30 PCPs were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive (earnings per share would increase). At December 31, 2016 and December 31, 2015, no instruments were excluded from the calculation of the diluted weighted average number of shares.

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options, restricted stock units, convertible notes and PCPs were to be converted into ordinary shares.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 14 - Earnings per share (Continued)

(in shares)	2016	2015	2014

Weighted average of ordinary shares outstanding (basic)	158,262,268	155,872,171	116,539,017

Effect of potential conversion of convertible Notes	−	88,689	1,079,047
Effect of potential conversion of PCPs	−	932,971	9,459,283
Effect of Share-based Payment arrangements	166,789	635,731	1,750,000

Weighted average number of ordinary shares (diluted)	158,429,057	157,529,562	128,827,347

On January 31, 2015, the last 250 remaining outstanding Notes due in January 2015, were redeemed at par.

On February 6, 2015, the remaining 30 perpetual convertible preferred equity instruments were converted as well.

After all the conversions of the convertible Notes and the PCPs, there are no more remaining outstanding instruments at December 31, 2015 and December 31, 2016 which can give rise to dilution, except for the share-based payment arrangements.

Note 15 - Interest-bearing loans and borrowings
(in thousands of USD)	Bank loans	Convertible and other Notes	Total
More than 5 years	371,595	−	371,595
Between 1 and 5 years	716,431	231,373	947,804
More than 1 year	1,088,026	231,373	1,319,399
Less than 1 year	146,303	23,124	169,427
At January 1, 2015	1,234,329	254,497	1,488,826

New loans	931,270	−	931,270
Scheduled repayments	(109,719)	(23,200)	(132,919)
Early repayments	(999,451)	(235,500)	(1,234,951)
Other changes	(3,981)	4,203	222
Balance at December 31, 2015	1,052,448	−	1,052,448

More than 5 years	147,174	−	147,174
Between 1 and 5 years	805,252	−	805,252
More than 1 year	952,426	−	952,426
Less than 1 year	100,022	−	100,022
Balance at December 31, 2015	1,052,448	−	1,052,448

	Bank loans	Convertible and other Notes	Total
More than 5 years	147,174	−	147,174
Between 1 and 5 years	805,252	−	805,252
More than 1 year	952,426	−	952,426
Less than 1 year	100,022	−	100,022
At January 1, 2016	1,052,448	−	1,052,448

New loans	740,286	−	740,286
Scheduled repayments	(60,015)	−	(60,015)
Early repayments	(714,000)	−	(714,000)
Acquisitions through business combinations (Note 24)	61,065	−	61,065
Other changes	5,778	−	5,778
Balance at December 31, 2016	1,085,562	−	1,085,562

More than 5 years	330,491	−	330,491
Between 1 and 5 years	635,952	−	635,952
More than 1 year	966,443	−	966,443
Less than 1 year	119,119	−	119,119
Balance at December 31, 2016	1,085,562	−	1,085,562

Bank Loans
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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 15 - Interest-bearing loans and borrowings (Continued)
On March 25, 2014, the Group entered into a USD 500.0 million senior secured credit facility with DNB Bank ASA, Nordea Bank Norge ASA, and Skandinaviska Enskilda Banken AB (publ). This facility bore interest at LIBOR plus a margin of 2.75% per annum and was repayable over a term of six years with maturity in 2020 and was secured by the fifteen (15) Very Large Crude Carriers (VLCC) from Maersk Tankers Singapore Pte Ltd. The proceeds of the facility were drawn and used to partially finance the purchase price of the Maersk Acquisition Vessels. This USD 500.0 million loan facility was repaid in full on December 21, 2016 using a portion of the borrowing under the USD 409.5 million senior secured amortizing revolving credit facility concluded on December 16, 2016.

On October 13, 2014, the Group entered into a USD 340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V. as Agent and Security Trustee. Borrowings under this facility have been used to partially finance the acquisition of the four (4) modern Japanese built VLCC vessels ('the VLCC Acquisition Vessels') from Maersk Tankers Singapore Pte Ltd and to repay USD 153.1 million of outstanding debt and retire the Group's USD 300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a USD 148.0 million non-amortizing revolving credit facility and (ii) a USD 192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and, upon their respective deliveries, the VLCC Acquisition Vessels. On October 22, 2014 a first drawdown under this facility was made to repay the USD 300 million secured loan facility, followed by additional drawdowns on December 22, 2014 and December 23, 2014 for an amount of 60.3 million and 50.3 million following the delivery of the Hojo and Hakone respectively. On March 3, 2015 and April 13, 2015 additional drawdowns of 53.4 million and 50.4 million were made following the delivery of the Hirado and Hakata respectively. As of December 31, 2016 and December 31, 2015, the outstanding balances on this facility were USD 207.3 million and USD 175.5 million, respectively.

On August 19, 2015, the Group entered into a USD 750.0 million senior secured amortizing revolving credit facility with a syndicate of banks led by DNB Bank ASA and Nordea Bank Norge ASA. The facility will be available for the purpose of (i) refinancing 21 vessels; (ii) financing four newbuilding VLCCs vessels as well as (iii) Euronav's general corporate and working capital purposes. The credit facility will mature on 1 July 2022 and carries a rate of LIBOR plus a margin of 195 bps. As of December 31, 2016 and December 31, 2015, the outstanding balances under this facility were USD 612.1 million and USD 467.5 million, respectively.

On November 9, 2015, the Group entered into a USD 60.0 million unsecured revolving credit facility with KBC NV, acting as Bookrunning Mandated Lead Arranger and as Agent. As of December 31, 2016 and December 31, 2015, there were no outstanding balances under this facility.

On June 2, 2016, the Group entered into a share swap and claim transfer agreement (see Note 24) whereby as of that date, Fiorano Shipholding Ltd. and Larvotto Shipholding Ltd. were fully consolidated and all assets acquired and liabilities assumed were recognized. Their respective loans are related to, and are secured by, the vessels owned by Fiorano and Larvotto. As of December 31, 2016, the outstanding balance on these facilities was USD 57.0 million in total.

On December 16, 2016, the Group entered into a USD 409.5 million senior secured amortizing revolving credit facility for the purpose of refinancing 11 vessels as well as Euronav's general corporate purposes. The credit facility was used to refinance the USD 500 million senior secured credit facility dated March 25, 2014 and will mature on January 31, 2023 carrying a rate of LIBOR plus a margin of 2.25%. As of December 31, 2016, the outstanding balance on this facility was USD 222.0 million. The credit facility is secured by the aforementioned 11 vessels.

Undrawn borrowing facilities
At December 31, 2016, Euronav and its fully-owned subsidiaries have undrawn credit line facilities amounting to USD 355.8 million (2015: USD 291.1 million).

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 15 - Interest-bearing loans and borrowings (Continued)

Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				December 31, 2016			December 31, 2015
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels loan 192M	USD	libor +2.25%	2021	143,571	143,571	141,501	175,476	175,476	172,778
Secured vessels Revolving loan 148M*	USD	libor +2.25%	2021	147,559	63,700	63,700	147,559	−	−
Secured vessels loan 500M	USD	libor +2.75%	2020	−	−	−	428,000	428,000	420,320
Secured vessels Revolving loan 750M*	USD	libor +1.95%	2022	636,536	612,050	605,806	551,023	467,500	459,350
Secured vessels Revolving loan 409.5M*	USD	libor +2.25%	2023	409,500	222,036	217,600	−	−	−
Secured vessels loan 76M	USD	libor +1.225%	2020	27,813	27,813	27,813	−	−	−
Secured vessels loan 67.5M	USD	libor +1.5%	2020	29,143	29,143	29,143	−	−	−
Unsecured bank facility 60M	USD	libor +2.25%	2020	60,000	−	−	60,000	−	−
Total interest-bearing bank loans				1,454,121	1,098,312	1,085,562	1,362,058	1,070,976	1,052,448

The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.

* The total amount available under the Revolving Credit Facility depends on the total value of the fleet of tankers securing the facility.

Convertible and other notes
On September 24, 2009, the Group issued USD 150.0 million fixed rate senior unsecured convertible Notes, due 2015. The Notes were issued at 100 per cent of their principal amount and bore interest at a rate of 6.5% per annum, payable semi-annually in arrears. The initial conversion price was EUR 16,283750 (or USD 23,168520 at EUR/USD exchange rate of 1,4228) per share and was set at a premium of 25% to the volume weighted average price of Euronav's ordinary shares on Euronext Brussels on September 3, 2009.

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

On February 4, 2014, the Group issued USD 235.5 million 7-year bonds. These bonds were issued at 85 per cent of their principal amount and bore interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears. The interest rate would increase to 8.5% per annum for the second and third year and would increase again to 10.20% per annum from year four until maturity. The bonds were at any time redeemable by Euronav at par. These bonds were fully repaid on February 19, 2015 using the proceeds of the initial public offering in the US. Of the on issue discount (USD 35.3 million) and the transaction costs (USD 0.7 million), USD 31.9 million was recognized in finance expenses in 2014 and USD 4.1 million was recognized in finance expenses in 2015 (see Note 6). These amounts are also reflected under the heading 'Other changes' in the first table of this footnote.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 15 - Interest-bearing loans and borrowings (Continued)
Convertible and other notes carrying amount

(in thousands of USD)	2016	2015

Carrying amount of liability at the beginning of the period	−	23,124
Amortization of transaction costs	−	76
Redemption of convertible Notes	−	(23,200)

Carrying amount of liability at the end of the period	−	−

Transaction and other financial costs
The heading 'Other changes' in the first table of this footnote reflects the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortization of such costs. In 2016, the Group recognized USD 10.2 million of amortization of financing costs, including USD 5.5 million of remaining unamortized financing costs upon the refinancing of the USD 500 million senior secured credit facility dated March 25, 2014. The Group recognized USD 4.4 million of directly attributable transaction costs as a deduction from the fair value of the USD 409.5 million senior secured amortizing revolving credit facility concluded on December 16, 2016.

In 2016, finance expenses of the Group were in line with 2015. In 2015, the Group noted a decrease in finance expenses (2015: USD -50.9 million, 2014: USD -96.0 million) mainly due to the repayment of the convertible Notes and the USD 235.5 million 7-year bonds.

Note 16 - Employee benefits
The amounts recognized in the balance sheet are as follows:

(in thousands of USD)	December 31, 2016	December 31, 2015	December 31, 2014

NET LIABILITY AT BEGINNING OF PERIOD	(2,038)	(2,108)	(1,900)
Recognized in profit or loss	(261)	(108)	(85)
Recognized in other comprehensive income	(646)	(44)	(393)
Foreign currency translation differences	99	222	270
NET LIABILITY AT END OF PERIOD	(2,846)	(2,038)	(2,108)

Present value of funded obligation	(2,846)	(852)	(1,525)
Fair value of plan assets	2,292	539	1,145
	(554)	(313)	(380)
Present value of unfunded obligations	(2,292)	(1,725)	(1,728)
NET LIABILITY	(2,846)	(2,038)	(2,108)

Amounts in the balance sheet:
Liabilities	(2,846)	(2,038)	(2,108)
Assets	−	−	−
NET LIABILITY	(2,846)	(2,038)	(2,108)

Liability for defined benefit obligations
The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement.

One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plan - are uninsured and unfunded.

The Group expects to contribute the following amount to its defined benefit pension plans in 2017: USD 238,788.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 17 - Trade and other payables

(in thousands of USD)	December 31, 2016	December 31, 2015

Advances received on contracts in progress, between 1 and 5 years	533	590
Total non-current other payables	533	590
Trade payables	18,107	23,034
Accrued payroll	2,581	2,719
Dividends payable	7	7
Accrued expenses	29,245	35,189
Accrued interest	1,150	1,043
Deferred income	13,746	16,860
Other payables	5,023	226
Total current trade and other payables	69,859	79,078

The decrease in accrued expenses is related to less accruals of spot related voyage expenses and less profit split of the VLCC KHK Vision due to declining market conditions and the redeliverment on October 27, 2016.

The increase in other payables is related to the deferred gain of USD 5.0 million which was the difference between the fair value and the sale price of the four VLCCs of the sale and leaseback (see Note 8). This excess was deferred and will be amortized over the duration of the lease, which is 5 years.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 18 - Financial instruments - market and other risks

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

	Carrying amount			Fair value
	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2015

Financial assets not measured at fair value
Non-current receivables (Note 10)	259,908	−	259,908	−	−	256,522	256,522
Trade and other receivables * (Note 11)	198,678	−	198,678	−	−	−	−
Cash and cash equivalents (Note 12)	131,663	−	131,663	−	−	−	−
	590,249	−	590,249	−	−	256,522	256,522

Financial liabilities not measured at fair value
Secured bank loans (Note 15)	−	1,052,448	1,052,448	−	1,070,976	−	1,070,976
Unsecured bank loans (Note 15)	−	−	−	−	−	−	−
Trade and other payables * (Note 17)	−	62,218	62,218	−	−	−	−
Advances received on contracts (Note 17)	−	590	590	−	−	−	−
	−	1,115,256	1,115,256	−	1,070,976	−	1,070,976

	Carrying amount			Fair value
	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2016

Financial assets not measured at fair value	−	−	−	−	−	−	−
Non-current receivables (Note 10)	183,914	−	183,914	−	−	178,216	178,216
Trade and other receivables * (Note 11)	145,193	−	145,193	−	−	−	−
Cash and cash equivalents (Note 12)	206,689	−	206,689	−	−	−	−
	535,796	−	535,796	−	−	178,216	178,216

Financial liabilities not measured at fair value
Secured bank loans (Note 15)	−	1,085,562	1,085,562	−	1,092,023	−	1,092,023
Unsecured bank loans (Note 15)	−	−	−	−	−	−	−
Trade and other payables * (Note 17)	−	56,113	56,113	−	−	−	−
Advances received on contracts (Note 17)	−	533	533	−	−	−	−
	−	1,142,208	1,142,208	−	1,092,023	−	1,092,023

* Deferred charges (see Note 11) and deferred income (see Note 17), which are not financial assets (liabilities) are not included.

Measurement of fair values
Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Non-current receivables (consisting of shareholders' loans)	Discounted cash flow	Discount rate

Other financial liabilities (consisting of secured and unsecured bank loans)	Discounted cash flow	Not applicable

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 18 - Financial instruments - market and other risks (Continued)

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2015 and 2016.

Financial risk management

In the course of its normal business, the Group is exposed to the following risks:
•	Credit risk
•	Liquidity risk
•	Market risk (Tanker market risk, interest rate risk and currency risk)

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework. The Board of Directors has established the Audit and Risk Committee, which is responsible for developing and monitoring the Group's risk management policies. The Committee reports regularly to the Board of Directors on its activities.

The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group's Audit and Risk Committee oversees how management monitors compliance with the Group's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group's Audit and Risk Committee is assisted in its oversight role by internal audit. Internal audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit and Risk Committee.

Credit risk

Trade and other receivables

The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. In particular, the two clients representing 10% each of the Tankers segment's total revenue in 2016 (see Note 2) only represented 3.4% of the total trade and other receivables at December 31, 2016 (2015: one client representing 2%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

The ageing of trade and other receivables is as follows:

(in thousands of USD)	2016	2015

Not past due	155,950	206,771
Past due 0-30 days	1,261	5,569
Past due 31-365 days	7,666	4,216
More than one year	1,465	2,524
Total trade and other receivables	166,342	219,080

Past due amounts are not impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2016 55.72% (2015: 58.32%) of the total trade and other receivables relate to TI Pool which are paid after completion of the voyages but which only deals with oil

Non-current receivables mainly consist of shareholder's loans to joint ventures (see Note 10). As at December 31, 2016 and December 31, 2015, these receivables had no maturity date and were not impaired.

Cash and cash equivalents

The Group held cash and cash equivalents of USD 206.7 million at December 31, 2016 (2015: USD 131.7 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 12).

Derivatives

Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 18 - Financial instruments - market and other risks (Continued)

Guarantees

The Group's policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 31, 2016, the Group has issued a guarantee to certain banks in respect of credit facilities granted to 2 joint ventures (see Note 25).
Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The sources of financing are diversified and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.

The following are the remaining contractual maturities of financial liabilities:

	Contractual cash flows December 31, 2015
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans (Note 15)	1,052,448	1,174,016	108,395	906,286	159,335
Current trade and other payables * (Note 17)	62,218	62,218	62,218	−	−
Non-current other payables (Note 17)	−	−	−	−	−
	1,114,666	1,236,234	170,613	906,286	159,335

Derivative financial liabilities
Interest rate swaps (Note 17)	−	−	−	−	−
Forward exchange contracts (Note 17)	−	−	−	−	−
	−	−	−	−	−

	Contractual cash flows December 31, 2016
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans (Note 15)	1,085,562	1,218,702	150,630	718,950	349,122
Current trade and other payables * (Note 17)	56,113	56,113	56,113	−	−
Non-current other payables (Note 17)	−	−	−	−	−
	1,141,675	1,274,815	206,743	718,950	349,122

Derivative financial liabilities
Interest rate swaps (Note 17)	−	−	−	−	−
Forward exchange contracts (Note 17)	−	−	−	−	−
	−	−	−	−	−

* Deferred income (see Note 17), which are not financial liabilities, are not included.

The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. For more details on these covenants, please see "capital management" below.

The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

Market risk

Tanker market risk

The spot tanker freight market is a highly volatile global market and the Group cannot predict what the market will be. The Group has a strategy of operating the majority of its fleet on the spot market but tries to keep a certain part of the fleet under fixed time charter contracts. The proportion of vessels operated on the spot will vary according to the many factors affecting both the spot and fixed time charter contract markets.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 18 - Financial instruments - market and other risks (Continued)
Every increase (decrease) of 1,000 USD on a spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)	2016		2015		2014
	Profit or loss		Profit or loss		Profit or loss
	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	14,140	(14,140)	12,972	(12,972)	9,941	(9,941)

Interest rate risk

In the past the Group hedged part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group uses various interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2016, the Group has no such instruments in place.
At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

(in thousands of USD)	2016	2015

FIXED RATE INSTRUMENTS
Financial assets	−	−
Financial liabilities	−	−
	−	−

VARIABLE RATE INSTRUMENTS
Financial liabilities	1,085,562	1,052,448
	1,085,562	1,052,448

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss nor equity as of that date.

Cash flow sensitivity analysis for variable rate instruments

A change of 50 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease

December 31, 2014
Variable rate instruments	(4,257)	4,257	−	−
Interest rate swaps	−	−	−	−
Cash Flow Sensitivity (Net)	(4,257)	4,257	−	−

December 31, 2015
Variable rate instruments	(5,670)	5,670	−	−
Interest rate swaps	−	−	−	−
Cash Flow Sensitivity (Net)	(5,670)	5,670	−	−

December 31, 2016
Variable rate instruments	(5,315)	5,315	−	−
Interest rate swaps	−	−	−	−
Cash Flow Sensitivity (Net)	(5,315)	5,315	−	−

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 18 - Financial instruments - market and other risks (Continued)
Currency risk

The Group's exposure to currency risk is related to its operating expenses expressed in Euros. In 2016 about 17.4% (2015: 17.4% and 2014: 13.5%) of the Group's total operating expenses were incurred in Euros. Revenue and the financial instruments are expressed in USD only.

(in thousands of USD)	December 31, 2016		December 31, 2015		December 31, 2014
	EUR	USD	EUR	USD	EUR	USD
Trade payables	(8,725)	(9,383)	(9,913)	(13,121)	(8,646)	(13,198)
Operating expenses	(92,608)	(440,830)	(89,457)	(425,806)	(65,691)	(421,300)

For the average and closing rates applied during the year, we refer to Note 27.

In the past, Euronav had entered into an agreement with a third party financial advisor with the aim to manage the risk from adverse movements in EUR/USD exchange rates. The program used a financial trading strategy called Currency Overlay Management Strategy which managed the equivalent of EUR 40.0 million exposures on a yearly basis. The currency overlay manager conducted foreign-exchange hedging by selectively placing and removing hedges to achieve the objectives set by us. On July 29, 2016, Euronav terminated this agreement.

The net impact of this program on the Group's consolidated statement of profit or loss for the year ending December 31, 2016 was a loss of USD 0.9 million (2015: loss of USD 1.0 million and 2014: loss of USD 0.1 million).
Sensitivity analysis

A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2016	2015	2014

Equity	532	473	662
Profit or loss	(10,025)	(9,565)	(9,124)

A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect to the amounts shown above, on the basis that all the other variables remain constant.

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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 18 - Financial instruments - market and other risks (Continued)
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

As of December 31, 2016, December 31, 2015 and December 31, 2014, the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2016, as described above:

1.	current assets on a consolidated basis exceeded current liabilities by USD 540.1 million
2.	aggregated cash was USD 562.5 million
3.	cash was USD 206.7 million
4.	ratio of Stockholders' Equity to Total Assets was 62%

Notwithstanding our Board of Directors' primary obligation to act in the best interest of the Company and in doing so always to consider alternatives for use of cash that might otherwise be distributed as dividends, such as the purchase by us of our own shares, the accelerated amortization of debt or the acquisition of vessels which we consider at that time to be accretive to shareholders' value, the Board has adopted the following current dividend payment policy: the Company intends to distribute to our shareholders 80% of our annual net consolidated profit excluding exceptional items (such as gains on the disposal of vessels).

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 19 - Operating leases
Leases as lessee
Future minimum lease payments
The Group leases in some of its vessels under time charter and bare boat agreements (operating leases). The future minimum lease payments with an average duration of 5 years under non-cancellable leases are as follows:

(in thousands of USD)	December 31, 2016	December 31, 2015

Less than 1 year	(32,120)	(15,012)
Between 1 and 5 years	(127,644)	−
More than 5 years	−	−

Total future lease payments	(159,764)	(15,012)

Options to extend the charter period, if any, have not been taken into account when calculating the future minimum lease payments.

As discussed in Note 8, the Group entered into a five year leaseback agreement for four VLCCs on December 16, 2016. The sale of the vessels occurred on December 22, 2016 and the charter period has a duration of 5 years, therefore ending on December 22, 2021. Under these leaseback agreements there is a sellers credit of USD 4.5 million of the sale price that becomes immediately due and payable by the owners upon sale of the vessel during the charter period and shall be paid out of the sales proceeds. It also becomes due to the extent of 50% of the (positive) difference between the fair market value of the vessels at the end of the leaseback agreements and USD 17.5 million (for the oldest VLCC) or USD 19.5 million (for the other vessels). Furthermore, the Group provides a residual guarantee to the owners in the aggregate amount of up to USD 20.0 million in total at the time of redelivery of the four vessels. The parties also agreed a profit split, if the vessel is sold at charter expiry they shall share the net proceeds of the sale, 75% for owners and 25% for charterers, between USD 26.5 million and USD 32.5 million (for the oldest VLCC) or between USD 28.5 million and USD 34.5 million (for the other vessels).

The Group analyzed the classification of the leaseback agreements based on the primary lease classification criteria and the supplemental indicators in IAS 17, and determined that these agreements qualified as operating leases.

Non-cancellable operating lease rentals for office space and company cars with an average duration of 3 years are payable as follows:

(in thousands of USD)	December 31, 2016	December 31, 2015

Less than 1 year	(2,297)	(2,448)
Between 1 and 5 years	(5,070)	(6,826)
More than 5 years	(1,183)	(2,665)

Total non-cancellable operating lease rentals	(8,550)	(11,939)

Amounts recognized in profit and loss

(in thousands of USD)	2016	2015	2014

Bareboat charter	(792)	−	(3,584)
Time charter	(16,921)	(25,849)	(32,080)
Office rental	(2,219)	(2,581)	(1,579)

Total recognized in profit and loss	(19,932)	(28,430)	(37,243)

Leases as lessor
Future minimum lease receivables
The Group leases out some of its vessels under time charter agreements (operating leases). The future minimum lease receivables with an average duration of 11 months under non-cancellable leases are as follows:

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 19 - Operating leases (Continued)

(in thousands of USD)	December 31, 2016	December 31, 2015

Less than 1 year	150,450	217,480
Between 1 and 5 years	35,083	168,416
More than 5 years	−	−

Total future lease receivables	185,534	385,896

The amounts shown in the table above include the Group's share of operating leases of joint ventures.

On some of the abovementioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.

At December 31, 2016, Euronav and its subsidiaries, without joint ventures, have future minimum lease receivables less than one year of USD 108.5 million (2015: USD 152.1 million) and future minimum lease receivables between 1 and 5 years of USD 35.1 million (2015: USD 126.5 million).

Non-cancellable operating lease rentals for office space with an average duration of 4 years are receivable as follows:

(in thousands of USD)	December 31, 2016	December 31, 2015

Less than 1 year	806	948
Between 1 and 5 years	2,644	3,360
More than 5 years	878	1,854

Total future lease receivables	4,328	6,162

The above operating lease rentals receivable relate entirely to the Group's leased offices for Euronav UK.
Euronav UK has sublet part of the office space to six different subtenants, of which four starting in 2014, one in 2015 and one in 2016.
Amounts recognized in profit and loss

(in thousands of USD)	2016	2015	2014

Bareboat charter	−	−	−
Time charter	140,227	126,091	132,118
Office rental	878	879	337

Total recognized in profit and loss	141,105	126,970	132,455

Note 20 - Provisions and contingencies
The Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardize the Group's financial position.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 21 - Related parties
Identity of related parties
The Group has a related party relationship with its subsidiaries (see Note 23) and equity-accounted investees (see Note 25) and with its directors and executive officers (see Note 22).

Transactions with key management personnel
The total amount of the remuneration paid to all non-executive directors for their services as members of the board and committees (if applicable) is as follows:

(in thousands of EUR)	2016	2015	2014

Total remuneration	1,145	1,591	1,401

The Nominating and Remuneration Committee annually reviews the remuneration of the members of the Executive Committee. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

(in thousands of EUR)	2016	2015	2014

Total fixed remuneration	1,175	1,176	1,068
of which
Cost of pension	35	35	32
Other benefits	57	57	55

Total variable remuneration	1,079	2,508	3,530
of which
Share-based payments	388	1,126	2,796

All amounts mentioned refer to the Executive Committee in its official composition throughout 2016.

The remuneration of the CEO can be summarized as follows:

(in thousands of GBP)	2016	2015	2014

Total fixed remuneration	394	394	375
of which
Cost of pension	−	−	13
Other benefits	11	11	11

Total variable remuneration	437	863	1,020
of which
Share-based payments	171	333	725

Within the framework of a stock option plan, the board of directors has granted on December 16, 2013 options on its 1,750,000 treasury shares to the members of the Executive Committee for no consideration but with conditions (see Note 22). 525,000 options were granted to the CEO and 1,225,000 options were granted to the other members of the Executive Committee. The exercise price of the options is EUR 5.7705. All of the beneficiaries have accepted the options granted to them. In 2015 1,283,333 options were exercised. In 2016 the Company bought back 692,415 shares and delivered 116,667 shares upon the exercise of share options. At the date of this report all of the remaining options are vested. In addition, the board of directors has granted on February 12, 2015 236,590 options and 65,433 restricted stock units within the framework of a long term incentive plan. Vested stock options may be exercised until 13 years after the grant date. On February 2, 2016, the board of directors granted 54,616 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award (see Note 22).

Relationship with CMB
In 2004, Euronav split from Compagnie Maritime Belge (CMB). CMB renders some administrative and general services to Euronav. In 2016 CMB invoiced a total amount of USD 17,731 (2015: USD 0 and 2014: USD 17,745).

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 21 - Related parties (Continued)
Relationship with Saverco
Saverco, an entity having significant influence over Euronav through its 10.69% shareholding and a common board member, has rendered in the past travel services to Euronav on a transactional basis. In 2016, Saverco invoiced a total amount of USD 0 (2015: 0 and 2014: USD 15,828).
Properties
The Group leases office space in Belgium from Reslea N.V., an entity jointly controlled by CMB and Exmar. Under this lease, the Group paid an annual rent of USD 175,572 in 2016 (2015: USD 178,104 and 2014: USD 207,738). This lease expires on August 31, 2021.

The Group leases office space, through our subsidiary Euronav Ship Management Hellas, in Piraeus, Greece, from Nea Dimitra Ktimatiki Kai Emporik S.A., an entity controlled by Ceres Shipping. Mr. Livanos, a former member of our board acting as permanent representative of TankLog until his resignation on December 3, 2015, is the Chairman and sole shareholder of Ceres Shipping. Under this lease, the Group paid an annual rent of USD 199,873 in 2016 (2015: USD 184,791 and 2014: USD 198,822). This lease expires on December 31, 2017.

The Group subleases office space in its new London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to sublease agreements, dated September 25, 2014, with GasLog Services UK Limited and Unisea Maritime Limited, both parties related to Peter Livanos. Under these subleases, the Company received in 2016 a rent of USD 443,643 (2015: USD 495,507 and 2014: USD 169,052). This sublease expires on April 27, 2023.

The Company also subleases office space in its new London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated 25 September 2014, with Tankers (UK) Agencies Limited, a wholly-owned subsidiary of Tankers International LLC, of which the Group owns 40 per cent of the outstanding interests. Under this sublease, the Company received in 2016 a rent of USD 232,882 (2015: USD 260,108 and 2014: USD 88,738). This sublease expires on April 27, 2023.
Registration Rights
On January 28, 2015 the Group entered into a registration rights agreement with companies affiliated with our former Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our former Vice Chairman, Marc Saverys, or the Saverco Shareholders.

Pursuant to the registration rights agreement, each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will be able to piggyback on the others' demand registration. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group's shares is declared effective. Once we are eligible to do so, commencing 12 calendar months after the Ordinary Shares have been registered under the Exchange Act, the Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for non-compliance with the registration rights agreement. At December 31, 2016, no rights were exercised by any of the parties under the registration rights agreement.

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

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 21 - Related parties (Continued)
The Cap Isabella was a newbuilding from Samsung Heavy Industries. The Group chartered the ship back on bareboat for a fixed period of 2 years with 3 options in favor of the charterer to extend for a further year. In case of a sale by the new owner during the bareboat charter contract the Group would also share in any surplus if the vessel value exceeded a certain threshold. The net selling price of the vessel was USD 52.9 million.

On July 31, 2014, the Cap Isabella was in its turn sold by its owner, Belle Shipholdings Ltd., a company related to Euronav, to a third-party and was delivered to its new owner on October 8, 2014. As the original sale and lease back agreement between the Group and Belle Shipholdings Ltd. included a profit sharing mechanism for a future sale, a capital gain on disposal of assets was recorded in the fourth quarter of 2014 for a total amount of USD 4.3 million (see Note 8).

The Group has supplied funds in the form of shareholder's advances to some of its joint ventures at pre-agreed conditions which are always similar for the other party involved in the joint venture in question (see below and Note 25).

On 20 May, 2016, the Group announced that it had agreed with Bretta Tanker Holdings Inc. ("Bretta") to terminate its Suezmax joint ventures and to enter into a share swap and claims transfer agreement. The joint ventures covered four Suezmax vessels: the Captain Michael (2012 - 157,648 dwt), the Maria (2012 - 157,523 dwt), the Eugenie (2010 - 157,672 dwt) and the Devon (2011 - 157,642 dwt). Euronav assumed full ownership of the two companies owning the two youngest vessels, the Captain Michael and the Maria, and Bretta assumed full ownership of the two companies owning the Eugenie and the Devon (see Note 24).

Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

As of end for the year ended December 31, 2015

(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	366	−	149,615	360	−
TI Asia Ltd	247	−	72,397	360	−
Fiorano Shipholding Ltd	110	32	28,141	687	−
Fontvieille Shipholding Ltd	176	30	23,507	753	−
Larvotto Shipholding Ltd	770	21	26,141	653	−
Moneghetti Shipholding Ltd	2,114	44	17,949	609	−
Great Hope Enterprises Ltd	−	−	−		275
Kingswood Co. Ltd	−	−	−		−
Total	3,783	127	317,749	3,423	275

As of end for the year ended December 31, 2016

(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	241	−	137,615	360	−
TI Asia Ltd	303	−	65,897	360	−
Fiorano Shipholding Ltd	−	−	−	265	−
Fontvieille Shipholding Ltd	−	−	−	249	−
Larvotto Shipholding Ltd	−	−	−	275	−
Moneghetti Shipholding Ltd	−	−	−	287	−
Great Hope Enterprises Ltd	−	−	−	−	28
Kingswood Co. Ltd	−	−	−	−	23,450
Total	544	−	203,512	1,795	23,478

Guarantees
The Group has provided guarantees to financial institutions that have provided credit facilities to its joint ventures. As of December 31, 2016 USD 75.3 million (2015: USD 251.6 million) was outstanding under the joint venture loan agreements, of which the Group has guaranteed USD 37.7 million (2015: USD 125.8 million) (see Note 25).

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 22 - Share-based payment arrangements
Description of share-based payment arrangements:
At December 31, 2016, the Group had the following share-based payment arrangements:
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
Long term incentive plan 2015 (Equity-settled)
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years at anniversary date and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date.

Long term incentive plan 2016 (Cash-settled)
The Group's Board of Directors implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stocks were granted on February 2, 2016

Measurement of Fair Value
The fair value of the employee share options under the 2013 program and the 2015 LTIP has been measured using the Black-Scholes formula. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.

The inputs used in measurement of the fair values at grant date for the equity-settled share option programs were as follows:

	Share option program 2013			LTIP 2015
(figures in EUR)	Tranche 1	Tranche 2	Tranche 3	Tranche 1	Tranche 2	Tranche 3
Fair value at grant date	2.270	2.260	2.120	1.853	1.853	1.853
Share price at grant date	6.070	6.070	6.070	10.050	10.050	10.050
Exercise price	5.770	5.770	5.770	10.0475	10.0475	10.0475
Expected volatility (weighted average)	40%	40%	40%	39.63%	39.63%	39.63%
Expected life (Days) (weighted average)	303	467	730	365	730	1,095
Expected dividends	−	−	−	8%	8%	8%
Risk-free interest rate	1%	1%	1%	0.66%	0.66%	0.66%

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 22 - Share-based payment arrangements (Continued)
Expected volatility has been based on an evaluation of the historical volatility of the Company's share price, particularly over the historical periods commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior using a Monte Carlo simulation.

The fair value of the RSUs under the 2015 LTIP was measured with reference to the Euronav share price at the grant date. All of the RSUs granted on February 12, 2015 remained outstanding as of December 31, 2016 and had not yet vested.

The liability in respect of its obligations under the LTIP 2016 is measured based on the Company's share price at the reporting date and taking into account the extent to which the services have been rendered to date. All of the phantom stocks granted on February 2, 2016 remained outstanding as of December 31, 2016. The Company's share price was EUR 10,613 at the grant date of the LTIP 2016, and was EUR 7.579 as at December 31, 2016.
Expenses recognized in profit or loss
For details on related employee benefits expense see Note 5. The expense related to the LTIP 2016 (USD 175,000) is included in the Provision for employee benefits.

Reconciliation of outstanding share options
The number and weighted-average exercise prices of options under the 2013 program and the 2015 LTIP are as follows:

(figures in EUR)	Number of options 2016	Weighted average exercise price 2016	Number of options 2015	Weighted average exercise price 2015
Outstanding at January 1	703,257	7.209	1,750,000	5.770
Forfeited during the year	−	−	−	−
Exercised during the year	(116,667)	5.770	(1,283,333)	5.770
Granted during the year	−	−	236,590	10.0475
Outstanding at December 31	586,590	7.495	703,257	7.209
Vested at December 31	428,863	−	466,667	−

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

In 2016 the Company bought back 692,415 shares and delivered 116,667 shares upon the exercise of share options under the 2013 program.

The weighted-average share price at the date of exercise for the share options exercised in 2016 was EUR 8.99 (2015: EUR 11.65).

Note 23 - Group entities

	Country of incorporation	Consolidation method	Ownership interest

			December 31, 2016	December 31, 2015	December 31, 2014
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%

Subsidiaries
Euronav Tankers NV	Belgium	full	100.00%	100.00%	100.00%
Euronav Shipping NV	Belgium	full	100.00%	100.00%	100.00%
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Ltd	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore	Singapore	full	100.00%	100.00%	NA
Fiorano Shipholding Ltd	Hong Kong	full	100.00%	NA	NA
Larvotto Shipholding Ltd	Hong Kong	full	100.00%	NA	NA

Joint ventures

Africa Conversion Corp.	Marshall Islands	equity	NA	NA	50.00%
Asia Conversion Corp.	Marshall Islands	equity	NA	NA	50.00%
Fiorano Shipholding Ltd	Hong Kong	equity	NA	50.00%	50.00%
Fontvieille Shipholding Ltd	Hong Kong	equity	NA	50.00%	50.00%
Great Hope Enterprises Ltd	Hong Kong	equity	NA	50.00%	50.00%
Kingswood Co. Ltd	Marshall Islands	equity	50.00%	50.00%	50.00%
Larvotto Shipholding Ltd	Hong Kong	equity	NA	50.00%	50.00%
Moneghetti Shipholding Ltd	Hong Kong	equity	NA	50.00%	50.00%
Seven Seas Shipping Ltd	Marshall Islands	equity	50.00%	50.00%	50.00%
TI Africa Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
TI Asia Ltd	Hong Kong	equity	50.00%	50.00%	50.00%

Associates

Tankers International LLC	Marshall Islands	equity	40.00%	40.00%	40.00%
VLCC Chartering Ltd	Marshall Islands	equity	20.00%	20.00%	20.00%

Although the Group is the owner of 72% (2015: 62.86%) of the vessels participating in TI Pool operated by Tankers International LLC, the Group has no majority of voting rights as this is based on the actual shares owned by the Group which is only 40 per cent. Therefore Tankers International LLC is accounted for as an associate.

In 2015 two joint ventures, Asia Conversion Corporation and Africa Conversion Corporation, were dissolved.

In 2016, the Group transferred its equity interests in Moneghetti Shipholding Ltd. and Fontvieille Shipholding Ltd. and acquired Bretta Tanker Holdings' equity interests in Fiorano Shipholding Ltd. and Larvotto Shipholding Ltd. As a result, the Group's equity interest in Fiorano Shipholding Ltd. and Larvotto Shipholding Ltd. increased from 50% to 100% (see Note 24). In 2016 one joint venture, Great Hope Enterprises Ltd has been dissolved.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 24 - Business combinations
On May 20, 2016, the Group announced the termination of the joint ventures with Bretta Tanker Holdings, Inc. covering four Suezmax vessels. Euronav assumed full ownership of the companies owning the two youngest vessels, the Captain Michael (2012 - 157,648 dwt) and the Maria (2012 - 157,523 dwt) on June 2, 2016.

On June 2, 2016, the Group entered into a share swap and claims transfer agreement whereby:

•
The Group transferred its equity interests in Moneghetti Shipholding Ltd. (hereafter 'Moneghetti') and Fontvieille Shipholding Ltd. (hereafter 'Fontvieille') and acquired Bretta Tanker Holdings' equity interests in Fiorano Shipholding Ltd. (hereafter 'Fiorano') and Larvotto Shipholding Ltd. (hereafter 'Larvotto'); and

•
The Group transferred its claims arising from the shareholder loans to Moneghetti and Fontvieille and acquired Bretta Tanker Holdings' claims arising from the shareholder loans to Fiorano and Larvotto.

As a result, the Group's equity interest in both Fiorano and Larvotto increased from 50% to 100% giving the Group control of both companies. The Group no longer has an equity interest in Moneghetti and Fontvieille. Before the swap agreement, the Group accounted for the four entities using the equity method. Following the acquisition, Fiorano and Larvotto are fully consolidated as of June 2, 2016.

With this transaction, the Group has become the full owner of the two youngest vessels, the Captain Michael and the Maria, while Bretta has become the full owner of the Devon and the Eugenie.

Consideration transferred

(in thousands of USD)	Fair value at acquisition date

Cash	15,110
Shares in Fontvieille and Moneghetti	(21,498)
Shareholders' loan receivable	39,973

Total consideration transferred	33,585

Contribution to revenue and profit/loss
Since their acquisition by the Group on June 2, 2016, the 2 acquired companies contributed revenue of USD 4.8 million and a profit of USD 0.1 million to the Group's consolidated results. If the acquisition had occurred on 1 January 2016, management estimates that the Group's consolidated revenue would have been USD 698.3 million and consolidated profit for the twelve month period ended December 31, 2016 would have been USD 205.1 million. In determining these amounts, management has assumed that the fair value adjustments, that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2016.

Acquisition related costs
The Group did not incur any material acquisition-related costs for the business combination and these costs were expensed as incurred.
Step acquisition
The transaction resulted in a loss of USD 24.2 million. This loss has been recognized in the consolidated statement of profit or loss under the heading 'Loss on disposal of investments in equity accounted investees'. In accordance with IFRS 3 (Business Combinations), Euronav accounted for this transaction as a step acquisition and therefore had to re-measure at the acquisition date to fair value Euronav's non-controlling equity interest in the two joint ventures it acquired (loss of USD 13.5 million) as well as to measure at fair value the consideration transferred, including Euronav's interest in the other two joint ventures (loss of USD 10.7 million). At acquisition date, the fair value of the Group's non-controlling interest in the two acquired joint ventures amounted to USD (18.6) million.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016
Note 24 - Business combinations (Continued)
Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

(in thousands of USD)	Fair value at acquisition date

Property, plant and equipment (Note 8)	120,280
Trade receivables	3,685
Cash and cash equivalents	8,355
Loans and borrowings (Note 15)	(61,065)
Trade and other payables	(4,086)

Total identifiable net assets acquired	67,169

Measurement of fair values

Assets acquired	Valuation techniques
Property, plant and equipment	The price was agreed among parties by reference to valuation reports by brokers

Goodwill
The transaction did not give rise to the recognition of any goodwill:

(in thousands of USD)	Fair value at acquisition date

Consideration transferred	33,585
Fair value of pre-existing interests in Larvotto and Fiorano	(18,633)
Fair value of identifiable net assets	(67,169)
Fair value of shareholders' loan liabilities versus Bretta Tanker Holdings, transferred to Euronav	52,217

Goodwill	−

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 25 - Equity-accounted investees

(in thousands of USD)	December 31, 2016	December 31, 2015

Assets
Interest in joint ventures	16,867	20,425
Interest in associates	1,546	1,212
TOTAL ASSETS	18,413	21,637

Liabilities
Interest in joint ventures	−	−
Interest in associates	−	−
TOTAL LIABILITIES	−	−

Associates

(in thousands of USD)	December 31, 2016	December 31, 2015

Carrying amount of interest at the beginning of the period	1,212	1,027
Group's share of profit (loss) for the period	334	185
Group's share of other comprehensive income	−	−
Carrying amount of interest at the end of the period	1,546	1,212

The Group distinguishes the following associates:

Associate	Segment	Description
Tankers International LLC	Tankers	The manager of the TI Pool who commercially manages the majority of the Group's VLCCs
VLCC Chartering Ltd	Tankers	Chartering joint venture which provides customers with a unique access to the combined fleets of Frontline and TI Pool

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

	ASSET		LIABILITY
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Gross balance	(110,702)	392,922	(5,880)	−
Offset investment with shareholders loan	133,406	(133,406)	−	−
Balance at January 1, 2014	22,704	259,516	(5,880)	−

Group's share of profit (loss) for the period	29,668	−	−	−
Group's share of other comprehensive income	2,106	−	−	−
Capital increase/(decrease) in joint ventures	(1,000)	−	−	−
Dividends received from joint ventures	(9,410)	−	−	−
Movement shareholders loans to joint ventures	−	(29,508)	−	−

Gross balance	(89,338)	363,414	(5,880)	−
Offset investment with shareholders loan	105,643	(105,643)	−	−
Balance at December 31, 2014	16,305	257,771	(5,880)	−

Group's share of profit (loss) for the period	51,407	−	−	−
Group's share of other comprehensive income	1,610	−	−	−
Capital increase/(decrease) in joint ventures	(1,500)	−	5,880	−
Dividends received from joint ventures	(275)	−	−	−
Movement shareholders loans to joint ventures	−	(45,665)	−	−

Gross balance	(38,095)	317,749	−	−
Offset investment with shareholders loan	58,520	(58,520)	−	−
Balance at December 31, 2015	20,425	259,229	−	−

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 25 - Equity-accounted investees (Continued)

	ASSET		LIABILITY
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Group's share of profit (loss) for the period	40,161	−	−	−
Group's share of other comprehensive income	1,224	−	−	−
Group's share on upstream transactions	4,646	−	−	−
Capital increase/(decrease) in joint ventures	(3,737)	−	−	−
Dividends received from joint ventures	(23,478)	−	−	−
Movement shareholders loans to joint ventures	−	(18,499)	−	−
Business combinations	15,981	(95,738)	−	−

Gross balance	(3,298)	203,512	−	−
Offset investment with shareholders loan	20,165	(20,165)	−	−
Balance at December 31, 2016	16,867	183,348	−	−

The Group's share on upstream transactions relates to the buy-out of the joint venture partner to obtain full control of the VLCC V.K. Eddie. On November 23, 2016, the Group purchased the VLCC V.K. Eddie from its 50% joint venture Seven Seas Shipping Ltd. In the Group's consolidated financial statements, 50% of the gain recognized on this transaction by Seven Seas Shipping Ltd. was eliminated.

The decrease in the balance of shareholders' loans to joint ventures since December 31, 2015 is primarily due to the disposal of two joint ventures and the acquisition of two other joint ventures on June 2, 2016, as set out in Note 24, resulting in the settlement or consolidation, respectively, of the Group's shareholders' loan balances versus these entities. For more details, we refer to the table summarizing the financial information of the Groups' joint ventures further below.

Joint venture	Segment	Description
Great Hope Enterprises Ltd	Tankers	No operating activities, liquidated in 2016
Kingswood Co. Ltd	Tankers	Holding company; parent of Seven Seas Shipping Ltd. and to be liquidated in the future
Seven Seas Shipping Ltd	Tankers	Formerly owner of 1 VLCC bought in 2016 by Euronav
Fiorano Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, acquired Bretta's equity interest in 2016
Larvotto Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, acquired Bretta's equity interest in 2016
Fontvieille Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, sold our equity interest to Bretta in 2016
Moneghetti Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, sold our equity interest to Bretta in 2016
TI Africa Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Africa) *
TI Asia Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Asia) *
Africa Conversion Corp	FSO	No operating activities, liquidated in 2015
Asia Conversion Corp	FSO	No operating activities, liquidated in 2015

* Both FSO Asia and FSO Africa are on a time charter contract to Maersk Oil Qatar (MOQ), the current operator of Al Shaheen field, until mid 2017 and a LOA has been signed with NOC, the new operator of the Al Shaheen field.

The following table contains summarized financial information for all of the Group's joint ventures:

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 25 - Equity-accounted investees (Continued)

	Asset										Liability

(in thousands of USD)	Great Hope Enterprises Ltd	Kingswood Co. Ltd	Seven Seas Shipping Ltd	Fiorano Shipholding Ltd	Fontvieille Shipholding Ltd	Larvotto Shipholding Ltd	Moneghetti Shipholding Ltd	TI Africa Ltd	TI Asia Ltd	Total	Africa Conversion Corp	Asia Conversion Corp	Total

At December 31, 2014
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%		50%	50%
Non-Current assets	−	204	34,786	82,883	70,670	77,805	73,433	231,370	224,460	795,611	−	−	−
of which Vessel	−	−	34,786	82,883	70,670	77,805	73,433	226,239	218,385	784,201	−	−	−
Current Assets	763	810	7,473	5,445	6,719	6,087	3,786	39,864	64,441	135,388	−	−	−
of which cash and cash equivalents	278	−	3,245	711	1,136	1,633	1,218	22,017	31,098	61,336	−	−	−
Non-Current Liabilities	−	−	6,704	84,894	90,054	81,494	86,997	351,057	297,510	998,710	−	−	−
Of which bank loans	−	−	6,500	32,063	34,470	33,113	47,750	−	104,200	258,096	−	−	−
Current Liabilities	130	2	4,591	15,341	7,773	16,097	5,251	32,351	29,426	110,962	6,880	4,880	11,760
Of which bank loans	−	−	4,333	4,250	4,000	3,970	4,000	13,750	27,446	61,749	−	−	−
Net assets (100%)	633	1,012	30,964	(11,907)	(20,438)	(13,699)	(15,029)	(112,174)	(38,035)	(178,673)	(6,880)	(4,880)	(11,760)

Group's share of net assets	317	506	15,482	(5,954)	(10,219)	(6,850)	(7,515)	(56,087)	(19,018)	(89,337)	(3,440)	(2,440)	(5,880)

Shareholders loans to joint venture	−	−	−	26,416	27,792	24,191	19,623	172,055	93,337	363,414	−	−	−

Net Carrying amount of interest in joint venture	317	506	15,482	−	−	−	−	−	−	16,305	(3,440)	(2,440)	(5,880)

Remaining shareholders loan to joint venture	−	−	−	20,462	17,573	17,342	12,109	115,968	74,319	257,773	−	−	−

Revenue	113	−	10,228	17,017	15,706	17,092	16,047	62,261	64,096	202,560	−	−	−
Depreciations and amortization	−	−	(3,360)	(4,852)	(4,603)	(4,571)	(4,586)	(18,209)	(17,933)	(58,114)	−	−	−
Interest Expense	(257)	−	(162)	(1,093)	(1,100)	(1,263)	(1,469)	(1,963)	(7,458)	(14,765)	−	−	−
Income tax expense	−	−	−	−	−	−	−	−	−	−	−	−	−
Profit (loss) for the period (100%)	4,510	7	3,504	(1,453)	(2,852)	(1,481)	(1,805)	31,204	27,702	59,336	−	−	−
Other comprehensive income (100%)	−	−	−	−	−		−	−	4,212	4,212	−	−	−
Group's share of profit (loss) for the period	2,255	4	1,752	(727)	(1,426)	(741)	(903)	15,602	13,851	29,668	−	−	−
Group's share of other comprehensive income	−	−	−	−	−	−	−	−	2,106	2,106	−	−	−

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 25 - Equity-accounted investees (Continued)

	Asset										Liability

(in thousands of USD)	Great Hope Enterprises Ltd	Kingswood Co. Ltd	Seven Seas Shipping Ltd	Fiorano Shipholding Ltd	Fontvieille Shipholding Ltd	Larvotto Shipholding Ltd	Moneghetti Shipholding Ltd	TI Africa Ltd	TI Asia Ltd	Total	Africa Conversion Corp	Asia Conversion Corp	Total

At December 31, 2015
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%		50%	50%
Non-Current assets	−	520	33,052	78,031	65,837	73,234	70,159	215,184	208,405	744,422	−	−	−
of which Vessel	−	−	33,052	78,031	65,837	73,234	70,159	208,030	200,452	728,794	−	−	−
Current Assets	102	489	7,463	6,498	4,195	7,873	7,219	12,144	41,744	87,727	−	−	−
of which cash and cash equivalents	59	−	1,528	552	186	1,578	4,891	880	30,465	40,139	−	−	−
Non-Current Liabilities	−	−	521	84,094	77,485	81,424	79,647	303,018	223,552	849,740	−	−	−
Of which bank loans	−	−	−	27,813	30,470	29,143	43,750	−	75,343	206,518	−	−	−
Current Liabilities	15	2	239	5,981	6,656	6,621	7,099	1,155	30,832	58,601	−	−	−
Of which bank loans	−	−	−	4,250	4,000	3,970	4,000	−	28,858	45,078	−	−	−
Net assets (100%)	87	1,007	39,755	(5,546)	(14,109)	(6,939)	(9,368)	(76,844)	(4,236)	(76,192)	−	−	−

Group's share of net assets	43	504	19,878	(2,773)	(7,054)	(3,469)	(4,684)	(38,422)	(2,118)	(38,096)	−	−	−

Shareholders loans to joint venture	−	−	−	28,141	23,507	26,141	17,949	149,615	72,397	317,749	−	−	−

Net Carrying amount of interest in joint venture	43	504	19,878	−	−	−	−	−	−	20,425	−	−	−

Remaining shareholders loan to joint venture	−	−	−	25,368	16,453	22,672	13,265	111,193	70,279	259,229	−	−	−

Revenue	1	−	18,701	21,050	21,509	22,837	21,317	64,627	64,382	234,425	−	−	−
Depreciations and amortization	−	−	(3,601)	(4,852)	(4,832)	(4,571)	(4,630)	(18,209)	(17,933)	(58,628)	−	−	−
Interest Expense	−	−	(102)	(530)	(851)	(644)	(1,170)	(1,220)	(6,106)	(10,623)	−	−	−
Income tax expense	−	−	−	−	−	−	−	259	106	365	−	−	−
Profit (loss) for the period (100%)	3	(4)	11,791	6,361	6,330	6,762	5,661	35,329	30,580	102,814	−	−	−
Other comprehensive income (100%)	−	−	−	−	−		−	−	3,220	3,220	−	−	−
Group's share of profit (loss) for the period	2	(2)	5,895	3,181	3,165	3,381	2,831	17,664	15,290	51,407	−	−	−
Group's share of other comprehensive income	−	−	−	−	−	−	−	−	1,610	1,610	−	−	−

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 25 - Equity-accounted investees (Continued)

	Asset										Liability

(in thousands of USD)	Great Hope Enterprises Ltd	Kingswood Co. Ltd	Seven Seas Shipping Ltd	Fiorano Shipholding Ltd	Fontvieille Shipholding Ltd	Larvotto Shipholding Ltd	Moneghetti Shipholding Ltd	TI Africa Ltd	TI Asia Ltd	Total	Africa Conversion Corp	Asia Conversion Corp	Total

At December 31, 2016
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%		50%	50%
Non-Current assets	−	946	−	−	−	−	−	198,826	192,344	392,116	−	−	−
of which Vessel	−	−	−	−	−	−	−	189,821	182,519	372,341	−	−	−
Current Assets	−	76	3,221	−	−	−	−	38,206	47,889	89,392	−	−	−
of which cash and cash equivalents	−	−	555	−	−	−	−	26,928	36,591	64,074	−	−	−
Non-Current Liabilities	−	−	946	−	−	−	−	276,498	132,763	410,207	−	−	−
Of which bank loans	−	−	−	−	−	−	−	−	−	−	−	−	−
Current Liabilities	−	2	132	−	−	−	−	863	76,899	77,896	−	−	−
Of which bank loans	−	−	−	−	−	−	−	−	75,343	75,343	−	−	−
Net assets (100%)	−	1,020	2,143	−	−	−	−	(40,329)	30,571	(6,595)	−	−	−

Group's share of net assets	−	510	1,072	−	−	−	−	(20,164)	15,285	(3,298)	−	−	−

Shareholders loans to joint venture	−	−	−	−	−	−	−	137,615	65,897	203,512	−	−	−

Net Carrying amount of interest in joint venture	−	510	1,072	−	−	−	−	−	15,285	16,867	−	−	−

Remaining shareholders loan to joint venture	−	−	−	−	−	−	−	117,451	65,897	183,348	−	−	−

Revenue	−	−	13,646	7,182	6,404	6,901	7,471	65,188	65,063	171,854	−	−	−
Depreciations and amortization	−	−	(3,344)	(2,047)	(2,037)	(1,929)	(2,049)	(18,209)	(17,933)	(47,548)	−	−	−
Interest Expense	−	−	(3)	(223)	(377)	(288)	(537)	(400)	(4,703)	(6,532)	−	−	−
Income tax expense	−	−	−	−	−	−	−	(326)	(106)	(432)	−	−	−
Profit (loss) for the period (100%)	(32)	12	7,469	1,146	500	1,082	1,270	36,515	32,359	80,322	−	−	−
Other comprehensive income (100%)	−	−	−	−	−		−	−	2,448	2,448	−	−	−
Group's share of profit (loss) for the period	(16)	6	3,735	573	250	541	635	18,257	16,180	40,161	−	−	−
Group's share of other comprehensive income	−	−	−	−	−	−	−	−	1,224	1,224	−	−	−

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 25 - Equity-accounted investees (Continued)
Loans and borrowings
In October 2008, TI Asia Ltd and TI Africa Ltd concluded a USD 500 million senior secured credit facility. The facility consists of a term loan of USD 180 million which was used to finance the acquisition of two ULCC vessels, the TI Asia and the TI Africa respectively from Euronav and OSG and a project finance loan of USD 320 million which has been used to finance the conversion of the above mentioned vessels into FSO. The tranche related to FSO Asia matures in 2017 and has a rate of Libor plus a margin of 1.15%. The tranche related to FSO Africa matured in August 2013 with a balloon of USD 45.0 million and had a rate of Libor plus a margin of 2.25%. In 2013, the Africa Tranche was extended until 2015 and on August 28, 2015 it was fully repaid. The total amount drawn under this facility (Euronav share) on December 31, 2016 was USD 37.7 million (2015: USD 52.1 million and 2014: USD 72.7 million).

In the course of 2008, the joint venture companies Fiorano Shipholding Ltd, Fontvieille Shipholding Ltd, Larvotto Shipholding Ltd and Moneghetti Shipholding Ltd concluded pre and post-delivery senior secured credit facilities to build a total of 4 Suezmax Vessels.

All bank loans in the joint ventures are secured by the underlying vessel or FSO.

The following table summarizes the terms and debt repayment profile of the bank loans held by the joint ventures:

(in thousands of USD)				December 31, 2016			December 31, 2015
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
TI Asia Ltd *	USD	libor +1.15%	2017	75,343	75,343	75,343	104,200	104,200	104,200
Moneghetti Shipholding Ltd *	USD	libor +2.75%	2021	−	−	−	47,750	47,750	47,750
Fontvieille Shipholding Ltd *	USD	libor +2.75%	2020	−	−	−	34,470	34,470	34,470
Larvotto Shipholding Ltd *	USD	libor +1.50%	2020	−	−	−	33,113	33,113	33,113
Fiorano Shipholding Ltd *	USD	libor +1.225%	2020	−	−	−	32,063	32,063	32,063
Total interest-bearing bank loans				75,343	75,343	75,343	251,595	251,595	251,595

* The mentioned secured bank loans are subject to loan covenants such as an Asset Protection clause. A future breach of covenants might require the joint venture to repay (all or part of) the loan earlier than expected.

Loan covenant
The OSG's (Overseas Shipholding Group) Chapter 11 filing in 2012 has had no impact on the continued operations of the FSO joint ventures, including the ability of the joint venture to continue to perform its obligations under the existing charters as well as its ability to continue to service its outstanding debt obligations and maintain continued compliance with the covenants under such debt agreements. OSG emerged from Chapter 11 in August 2014. OSG has now been split into OSG and International Seaways Inc (INSW). INSW is our current JV partner in the FSO's.

As at December 31, 2016, all joint ventures were in compliance with the covenants, as applicable, of their respective loans.

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

Following the restructuring of the original service contract related to the FSO Africa on January 22, 2010 and the consecutive reduction of financing, the hedge related to that tranche lost its qualification as hedging instrument in a cash flow hedge relationship under IAS 39. As such the cash flows from this IRS are expected to occur and affect profit or loss of the joint venture as from 2010 through 2017. Fair value at December 31, 2016: USD -1.3 million (2015: -3.8 million and 2014: USD -7.0 million).

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 25 - Equity-accounted investees (Continued)
However the hedge related to the financing of FSO Asia still qualifies fully as a hedging instrument in a cash flow hedge relationship under IAS 39. This instrument is measured at fair value; effective changes in fair value are recognized in equity of the joint venture and the ineffective portion is recorded in profit or loss of the joint venture. Fair value at December 31, 2016: USD -1.4 million (2015: USD -3.4 million and 2014: USD -6.6 million).

Vessels
On January 2, 2014, Great Hope Entreprise Ltd delivered the VLCC Ardenne Venture (2004 - 318,658 dwt) to its new owners after the sale announced on 14 November 2013 for USD 41.7 million. The Group's share in the capital gain amounted to USD 2.2 million and was recognized in the first quarter of 2014.

On June 2, 2016, the Group entered into a share swap and claims transfer agreement (see Note 24). As a result, the Group became the full owner of the two youngest vessels, the Captain Michael (2012 – 157,648 dwt) and the Maria (2012 – 157,523 dwt), while Bretta became the full owner of the Devon and the Eugenie.

On November 23, 2016, Seven Seas Shipping Ltd delivered the VLCC V.K. Eddie (2005 – 305,261 dwt) to the Group after the sale announced on November 2, 2016 for USD 39.0 million. Seven Seas Shipping Ltd recognized a gain of USD 9.3 million on this transaction in the last quarter of 2016. In the Group's consolidated financial statements, 50% of this gain was eliminated.

There were no capital commitments as per December 31, 2016, December 31, 2015 and December 31, 2014.
Cash and cash equivalents

(in thousands of USD)	2016	2015

Cash and cash equivalents of the joint ventures	64,074	40,139
Group's share of cash and cash equivalents	32,037	20,069
of which restricted cash	6,789	9,022

Note 26 - Subsidiaries

The Group holds 100% of the voting rights in all of its subsidiaries (see Note 23).
In 2016 the Group entered into a share swap and claims transfer agreement whereby the Group's equity interest in both Fiorano Shipholding Ltd. and Larvotto Shipholding Ltd. increased from 50% to 100%.
In 2015 one new wholly owned subsidiary, Euronav Singapore Pte Ltd, incorporated in the second quarter of 2015 was included in the consolidation scope. In 2014 two wholly owned subsidiaries, Euronav Shipping NV and Euronav Tankers NV, incorporated in the first quarter of 2014, were added to the consolidation scope. These two subsidiaries became the owner and operator of (part of) the vessels acquired from Maersk in 2014 (see Note 24).
Note 27 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates

1 XXX = x,xxxx USD	December 31, 2016	December 31, 2015	December 31, 2014	2016	2015	2014

EUR	1.0541	1.0887	1.2141	1.1061	1.1154	1.3349
GBP	1.2312	1.4833	1.5587	1.3662	1.5315	1.6521

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2016

Note 28 - Audit fees

The audit fees for the Group amounted to USD 1.0 million (2015: USD 0.7 million and 2014: USD 0.5 million). During the year the statutory auditor and persons professionally related to him performed additional audit related services amounting to USD 0.0 million (2015: USD 0.2 million and 2014: USD 1.5 million) and tax services for fees of USD 0.0 million (2015: USD 0.0 million and 2014: 0.1 million). The 2015 and 2014 audit related services mainly related to the Group's series of capital transactions, including the Group's US listing.
Note 29 - Subsequent events
On January 12, 2017, and January 20, 2017, Euronav took delivery of the VLCCs the Ardeche (2017 – 298,642 dwt) and the Aquitaine (2017 – 298,768 dwt) respectively.
On January 30, 2017, the Group signed a loan agreement with DnB Bank for a nominal amount of USD 110.0 million with the purpose of financing the two VLCCs, as mentioned above.