Form 20-F
period 2017-12-31
Euronav NV
filed 2018-04-17
CIK 1604481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
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

As of December 31, 2017, the issuer had 159,208,949 ordinary shares, no par value, outstanding.

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
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies and currencies;

•	general market conditions, including the market for crude oil and for our vessels, fluctuations in charter rates and vessel values;

•	availability of financing and refinancing;

•	our business strategy and other plans and objectives for growth and future operations;

•	our ability to successfully employ our existing and newbuilding vessels;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to realize the expected benefits from acquisitions;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	vessel breakdowns and instances of off-hire;

•	competition within our industry;

•	the supply of and demand for vessels comparable to ours;

•	corruption, piracy, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate;

•	delays and cost overruns in construction projects;

•	our level of indebtedness;

•	our ability to obtain financing and comply with the restrictive and other covenants in our financing arrangements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•
the possibility that the Merger (as defined herein) does not close when expected or at all because required shareholder approval is not received or other conditions to the closing are not satisfied on a timely basis or at all;

•
that we and Gener8 (as defined herein) may be required to modify the terms and conditions of the Merger Agreement to achieve Gener8 shareholder approval, which is required prior to the Closing of the Merger;

•
following the successful closing of the Merger, the anticipated benefits of the Merger are not realized within the expected timeframe or at all, including as a result of, among other things, the weakness of the economy and competitive factors in the seaborne transportation in which we and Gener8 do business;

•	the ability to successfully integrate Euronav and Gener8;

•	reputational risks;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation and related costs;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	the failure of counterparties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations; and

•	the volatility of the price of our ordinary shares; and

•	other factors that may affect future results of Euronav or Gener8.

These factors and the other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission (the “SEC”) are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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
We refer to our "U.S. Shares" as those shares of Euronav with no par value that are reflected in the U.S. component of our share register, or the U.S. Register, that is maintained by Computershare Trust Company N.A, or Computershare, our U.S. transfer agent and registrar, and are formatted for trading on the New York Stock Exchange, or the NYSE. The U.S. Shares are identified by CUSIP B38564 108.  We refer to our "Belgian Shares" as those shares of Euronav with no par value that are reflected in the Belgian component of our share register, or the Belgian Register, that is maintained by De Interprofessionele Effectendeposito- en Girokas (CIK) NV (acting under the commercial name Euroclear Belgium), or Euroclear Belgium, our agent, and are formatted for trading on Euronext Brussels. The Belgian Shares are identified by ISIN BE0003816338.  Our U.S. Shares and our Belgian Shares taken together are collectively referred to as our "ordinary shares." For further discussion of the maintenance of our share register, please see "Item 10. Additional Information —B. Memorandum and Articles of Association—Share Register."

A.           Selected Financial Data
The following tables set forth, in each case for the periods and as of the dates indicated, our selected consolidated financial data and other operating data as of and for the years ended December 31, 2017, 2016 2015, 2014 and 2013. The selected data is derived from our audited consolidated financial statements, except where noted, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  The selected historical financial information presented in the tables below should be read in conjunction with and is qualified in its entirety by reference to our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015 are included in this annual report.

	Year Ended December 31,
Consolidated Statement of Profit or Loss Data	2017	2016	2015	2014	2013
(US$ in thousands, except per share data)
Revenue	513,368	684,265	846,507	473,985	304,622
Gains on disposal of vessels/other tangible assets	36,538	50,397	13,302	13,122	8
Other operating income	4,902	6,996	7,426	11,411	11,520
Voyage expenses and commissions	(62,035)	(59,560)	(71,237)	(118,303)	(79,584)
Vessel operating expenses	(150,427)	(160,199)	(153,718)	(124,089)	(105,911)
Charter hire expenses	(31,173)	(17,713)	(25,849)	(35,664)	(21,031)
Losses on disposal of vessels	(21,027)	(2)	(8,002)	—	(215)
Impairment on non-current assets held for sale	—	—	—	(7,416)	—
Loss on disposal of investments in equity accounted investees	—	(24,150)	—	—	—
Depreciation tangible assets	(229,777)	(227,664)	(210,156)	(160,934)	(136,882)
Depreciation intangible assets	(95)	(99)	(50)	(20)	(76)
General and administrative expenses	(46,868)	(44,051)	(46,251)	(40,565)	(27,165)
Result from operating activities	13,406	208,220	351,972	11,527	(54,714)
Finance income	7,266	6,855	3,312	2,617	1,993
Finance expenses	(50,729)	(51,695)	(50,942)	(95,970)	(54,637)
Net finance expense	(43,463)	(44,840)	(47,630)	(93,353)	(52,644)
Share of profit (loss) of equity accounted investees (net of income tax)	30,082	40,495	51,592	30,286	17,853
Profit (loss) before income tax	25	203,875	355,934	(51,540)	(89,505)
Income tax benefit/(expense)	1,358	174	(5,633)	5,743	(178)
Profit (loss) for the period	1,383	204,049	350,301	(45,797)	(89,683)
Attributable to:
Owners of the Company	1,383	204,049	350,301	(45,797)	(89,683)
Basic earnings per share	0.01	1.29	2.25	(0.39)	(1.79)
Diluted earnings per share	0.01	1.29	2.22	(0.39)	(1.79)
Dividends per share declared	0.12	0.77	1.69	—	—

Consolidated Statement of Financial Position Data (at Period End)	Year Ended December 31,
(US$ in thousands, except for per share and fleet data)	2017	2016		2015		2014		2013
Cash and cash equivalents	143,648	206,689	—	131,663	—	254,086	—	74,309
Vessels	2,271,500	2,383,163	—	2,288,036	—	2,258,334	—	1,434,800
Vessels under construction	63,668	86,136	—	93,890	—	—	—	—
Total assets	2,810,973	3,046,911		3,040,746		3,096,360		1,920,761
Current and non-current bank loans	701,091	1,085,562	—	1,052,448	—	1,234,329	—	847,763
Share capital	173,046	173,046		173,046		142,441		58,937
Equity attributable to Owners of the Company	1,846,361	1,887,956	—	1,905,749	—	1,472,708	—	800,990
Cash flow data
Net cash inflow/(outflow)
Operating activities	211,298	438,202	—	450,532	—	14,782	—	(8,917)
Investing activities	(40,243)	(100,615)	—	(205,873)	—	(1,023,007)	—	28,114
Financing activities	(234,976)	(261,160)	—	(365,315)	—	1,189,021	—	(57,384)
Fleet Data (Unaudited)
VLCCs
Average number of vessels(1)	31	30		27		20		11
Calendar days(2)	11,330	10,770		9,860		7,450		4,085
Vessel operating days(3)	10,859	10,553		9,645		7,294		4,036
Available days(4)	11,130	10,691		9,780		7,391		4,044
Fleet utilization(5)	97.6%	98.7%		98.6%		98.7%		99.8%
Daily TCE charter rates(6)	$29,827	$42,243		$52,802		$27,189		$25,785
Daily vessel operating expenses(7)	$8,042	$9,078		$9,935		$8,565		$8,178
Suezmaxes
Average number of vessels(1)	19	19		19		19		19
Calendar days(2)	6,868	7,002		6,885		6,937		6,848
Vessel operating days(3)	6,820	6,751		6,780		6,774		6,661
Available days(4)	6,826	6,882		6,806		6,895		6,664
Fleet utilization(5)	99.9%	98.1%		99.6%		98.2%		100.0%
Daily TCE charter rates(6)	$19,144	$27,114		$39,689		$24,490		$19,284
Daily vessel operating expenses(7)	$7,926	$8,845		$8,288		$8,073		$7,753
Average daily general and administrative expenses per vessel—owned tanker segment only(8)	$2,577	$2,489		$2,790		$2,820		$2,485
Other data
EBITDA (unaudited)(9)	$273,360	$476,478		$613,770		$202,767		$100,096
Adjusted EBITDA (unaudited)(10)	$293,748	$503,679		$648,190		$239,176		$138,853
Time charter equivalents revenues (unaudited)	$454,455	$628,842		$778,368		$364,211		$232,519
Basic weighted average shares outstanding	158,166,534	158,262,268		155,872,171		116,539,017		50,230,438
Diluted weighted average shares outstanding	158,297,057	158,429,057		157,529,562		116,539,017		50,230,438

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(2)	Calendar days are the total days the vessels were in our possession for the relevant period, including off-hire days (scheduled or unscheduled).

(3)	Vessel operating days are the total days our vessels were in our possession for the relevant period net of all off-hire days (scheduled and unscheduled).

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

(6)
Time Charter Equivalent, or TCE, (a non-IFRS measure) is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing total voyage revenues less voyage expenses by vessel operating days for the relevant time period. The period over which voyage revenues are recognized commences at the time the vessel leaves the port at which she discharged her cargo related to her previous voyage (or as the case may be when a vessel is leaving a yard at which she went to drydock or in the case of a newbuilding where she was built or in the case of a newly acquired vessel as from the moment the vessel is available to take a cargo). The period ends at the time that discharge of cargo is completed. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under IFRS (non-IFRS measure), and should not be considered as an alternative to voyage revenues, the most directly comparable IFRS measure, or any other measure of financial performance presented in accordance with IFRS. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies.

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

(9)
EBITDA (a non-IFRS measure) represents operating earnings before interest expense, income taxes and depreciation expense attributable to us. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or as a measure of profitability or liquidity. The definition of EBITDA used here may not be comparable to that used by other companies. Please see the reconciliation to Profit (loss) for the period, the nearest IFRS measure.

(10)
Adjusted EBITDA (a non-IFRS measure) represents operating earnings (including the share of EBITDA of equity accounted investees) before interest expense, income taxes and depreciation expense attributable to us. Adjusted EBITDA provides investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods as the shipping industry is a capital intensive industry which often brings significant cost of financing. We also believe that Adjusted EBITDA is useful to investors and equity analysts as a measure of our operating performance that can be readily compared to other companies and we use Adjusted EBITDA in our internal evaluation of operating effectiveness and decisions regarding the allocation of resources. Adjusted EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or any other measure of operating performance. The definition of Adjusted EBITDA used here may not be comparable to that used by other companies. Please see the reconciliation to Profit (loss) for the period, the nearest IFRS measure.

The following table reflects the calculation of our TCE rates for the years ended December 31, 2017, 2016, 2015, 2014, and 2013:

(Unaudited)	2017	2016	2015	2014	2013
VLCC
Net VLCC revenues for all employment types	$323,892,625	$445,792,653	$509,277,925	$198,316,363	$104,068,875
Total VLCC operating days	10,859	10,553	9,645	7,294	4,036
Daily VLCC TCE Rate	$29,827	$42,243	$52,802	$27,189	$25,785
SUEZMAX
Net Suezmax revenues for all employment types	$130,562,503	$183,049,801	$269,090,422	$165,894,436	$128,449,941
Total Suezmax operating days	6,820	6,751	6,780	6,774	6,661
Daily Suezmax rate	$19,144	$27,114	$39,689	$24,490	$19,284
Tanker Fleet
Net Tanker fleet revenues for all employment type	$454,455,128	$628,842,454	$778,368,347	$364,210,799	$232,518,816
Total Fleet operating days	17,679	17,304	16,425	14,068	10,697
Daily Fleetwide TCE	$25,706	$36,341	$47,389	$25,889	$21,737
The following table reflects the calculation of our net revenues for the years ended December 31, 2017, 2016, 2015, 2014, and 2013:

	Year Ended December 31,
(US$ in thousands)	2017	2016	2015	2014	2013
Voyage charter revenues	$394,663	$544,038	$720,416	$341,867	$171,226
Time charter revenues	$118,705	$140,227	$126,091	$132,118	$133,396

Subtotal revenue	$513,368	$684,265	$846,507	$473,985	$304,622
Other income	$4,902	$6,996	$7,426	$11,411	$11,520

Total operating revenues	$518,270	$691,261	$853,933	$485,396	$316,142
Less:
Other Income*	$(1,780)	$(2,858)	$(4,328)	$(2,882)	$(4,039)
Tanker Fleet
Net Tanker Fleet Revenues reconciliation
Share of total Revenues attributable to ships owned by Euronav*	$516,490	$688,403	$849,605	$482,514	$312,103
less voyage expenses and commissions	$(62,035)	$(59,560)	$(71,237)	$(118,303)	$(79,584)

Net Total tanker fleet	$454,455	$628,843	$778,368	$364,211	$232,519
of which Net VLCC Revenues for all employment types	$323,893	$445,793	$509,278	$198,316	$104,069
of which Net Suezmax Revenues for all employment types	$130,562	$183,050	$269,090	$165,895	$128,450
*           Some revenues are excluded because these do not relate directly to vessels, such as rental income and insurance rebates.

	Year Ended December 31,
	2017	2016	2015	2014	2013
EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$1,383	$204,049	$350,301	$(45,797)	$(89,683)
plus Net finance expenses	$43,463	$44,840	$47,630	$93,353	$52,644
plus Depreciation of tangible and intangible assets	$229,872	$227,763	$210,206	$160,954	$136,958
plus Income tax expense/(benefit)	$(1,358)	$(174)	$5,633	$(5,743)	$178

EBITDA (unaudited)	$273,360	$476,478	$613,770	$202,767	$100,097

	Year Ended December 31,
	2017	2016	2015	2014	2013
Adjusted EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$1,383	$204,049	$350,301	$(45,797)	$(89,683)
plus Net finance expenses	$43,463	$44,840	$47,630	$93,353	$52,644
plus Net finance expenses JV	$829	$3,212	$5,288	$7,351	$8,352
plus Depreciation of tangible and intangible assets	$229,872	$227,763	$210,206	$160,954	$136,958
plus Depreciation of tangible and intangible assets JV	$18,071	$23,774	$29,314	$29,058	$30,404
plus Income tax expense/(benefit)	$(1,358)	$(174)	$5,633	$(5,743)	$178
plus Income tax expense/(benefit) JV	$1,488	$215	$(182)	—	—

Adjusted EBITDA (unaudited)	$293,748	$503,679	$648,190	$239,176	$138,853
B.          Capitalization and Indebtedness
Not applicable.
C.          Reasons for the Offer and Use of Proceeds
Not applicable.

D.          Risk Factors
The following risks relate principally to us and our business and the industry in which we operate, the securities market and ownership of our securities, including our ordinary shares. The occurrence of any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends, and lower the trading price of our ordinary shares.

Risk Factors Relating to Our Industry
The tanker industry is cyclical and volatile, which may lead to reductions and volatility in the charter rates we are able to obtain, in vessel values and in our earnings and available cash flow.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the seven year period from 2010 through 2016, time charter equivalent, or TCE, spot rates for a VLCC trading between the Middle East Gulf and Japan ranged from rates below operating expenses to a high of $114,148 per day. This volatility continued in 2017, with average daily rates on the same route fluctuating between $7,502 (below operating expenses) to $62,223 per day. A worsening of the current global economic conditions may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	competition from, and supply and demand for, alternative sources of energy;

•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities and strikes;

•	the distance over which the oil and the oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including shifts in transportation demand between crude oil and refined oil products;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of tanker capacity include:

•	demand for alternative sources of energy;

•	the number of newbuilding deliveries;

•	the scrapping of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service;

•	environmental concerns and regulations; and

•	port or canal congestion.
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
The demand for our vessels and services in transporting oil derives primarily from demand for Arabian Gulf, West African, North Sea, Caribbean Gulf and Gulf of Mexico crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In 2017, crude oil reached a high of $60.46 per barrel (WTI)/$66.80 per barrel (Brent) and a low of $42.53 per barrel (WTI)/$45.31 per barrel (Brent). As of March 1, 2018, crude oil was $60.99 per barrel (WTI)/$54.08 per barrel (Brent).

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

•
trade embargoes or other economic sanctions by the United States and other countries (including the economic sanctions against Russia as a result of continued political tension due to the situation in the Ukraine); and

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
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, the current and expected purchase orders for newbuildings and the number of vessels being scrapped. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped or converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash and our ability to comply with the covenants in our loan agreements.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Guinea and in the Gulf of Aden off the coast of Somalia. Over the past few years, the frequency of piracy incidents in the Gulf of Aden and in the Indian Ocean has decreased significantly and the situation in the Gulf of Guinea has now more or less stabilized, whereas there has been an increase in the South China Sea. If these piracy attacks occur in regions in which our vessels are deployed being characterized by insurers as "enhanced risk" zones, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, as well as costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
The current state of the global financial banking markets may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.
Global financial banking markets and economic conditions have been, and continue to be, volatile. Although capital markets have improved, they still remain volatile. Since 2008, there has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.
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
The world economy faces a number of challenges, including the effects of volatile oil prices, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela and other geographic areas and countries, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and stabilizing growth in China. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile.

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
As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries entered into force in May 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could still reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.
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
Our international operations expose us to additional costs and legal and regulatory risks, which could have a material adverse effect on our business, results of operations and financial conditions
We operate worldwide, where appropriate, through agents or other intermediaries. Compliance with complex local, foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation, enforceable as from May 25, 2018 and the EU-US Privacy Shield Framework, as adopted by the European Commission on July 12, 2016), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the office of Foreign Asset Control, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.
Given the high level of complexity of these laws, there is a risk that we may inadvertently breach some provisions. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows, financial condition, and our available cash.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the United States ,or U.S., Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Marine Transportation Security Act of 2002, or the MTSA, European Union or E.U., regulations, regulations of the United Nations International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, and the International Ship and Port Facility Security Code, or the ISPS Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.
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
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations. Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

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
Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard ("USCG") and E.U. Authorities enforce compliance with the ISM Code and prohibit non-compliant vessels from trading in U.S. and E.U. ports.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of 2020. By 2020 ships will now have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners.
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
We evaluate the recoverable amount as the higher of fair value less costs to sell or value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the years ended December 31, 2017 and 2016, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss. Factors that we considered in our estimate are described in the Critical Accounting policies. In particular, our estimate for future TCE rates is based on the trailing 10-year historical average spot rates for both VLCC and Suezmax tankers, which we believe is a reasonable basis for this determination. As 2008 was an exceptionally high year in terms of TCE achieved by both the VLCC and Suezmax fleets, the use of a 10-year range that excludes year 2008 may result in a reduction of the value in use used in the determination of the recoverable amount, compared to the 10-year range as of December 31, 2017 which includes 2008. Excluding the year 2008 from our determination of value in use, which would be the case when applying the 10-year range as of December 31, 2018, could result in an impairment loss for the year ending December 31, 2018.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks and inherent operational risks of the tanker industry, which may adversely affect our business and financial condition.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, and acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These events may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
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
We conduct most of our operations outside of the U.S. and Belgium. Our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in the Middle East, the Korean Peninsula, North Africa, and other geographic regions and countries and the presence of the United States and other armed forces in certain of these regions may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
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
In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (informally known as Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last two years after the government of the United Kingdom formally initiated the withdrawal process by invoking Article 50 of the Treaty on European Union on March 29, 2017. It is not clear what impact this will have on the conduct of cross-border business, and this uncertain outcome could increase volatility in the markets and could increase our regulatory compliance costs. These developments have had and may continue to have a material adverse effect on global economic conditions. The withdrawal of the United Kingdom from the EU may lead to a downturn across the European economies, and there is a risk that other countries in the European Union will look to hold referendums on whether to stay in or leave the EU. The potential effects of Brexit could have unpredictable consequences for financial and shipping markets and may adversely affect our future performance, results of operations, cash flows and financial position.

If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our ordinary shares.
The U.S. government and other authorities have made certain countries subject to sanctions and embargoes or have identified countries or other authorities as state sponsors of terrorism, such as Iran, Sudan, Syria and North-Korea. From time to time on charterers' instructions, our vessels may, always to the extent permitted under such sanctions and embargoes, call on ports located in such countries. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or "CISADA," which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

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
In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the U.S. Government and/or the E.U. or other international bodies. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and with respect to the JCPOA, the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our ordinary shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
As of March 19, 2018, we employed 39 of our vessels in either the spot market or in a spot market-oriented tanker pool, including 24 vessels in the Tankers International Pool, or the TI Pool, a spot market-oriented pool in which we were a founding member in 2000, exposing us to fluctuations in spot market charter rates. We will also enter into spot charters in the future. Further, it is our intention to employ as soon as commercially practicable all of the vessels that we will acquire from Gener8 Maritime, Inc. in the proposed Merger (as defined herein) on the spot markets, including within the TI Pool. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. For example, over the past seven years, VLCC spot market rates on the route from Arabian Gulf to Japan expressed as a time charter equivalent have ranged from negative values to a high of $114,148 per day, and in March 2018 are so far averaging $7,728 per day on the new benchmark route between the Middle East Gulf and China. The VLCC benchmark route from the AG to the Far East was changed by the Baltic in 2018 from discharging in Japan to discharging in China, to better reflect current trading patterns in the VLCC market.The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
We may not be able to renew or obtain new and favorable charters for our vessels whose charters are expiring or are terminated, which could adversely affect our revenues and profitability.
Our ability to renew expiring contracts or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected. As of March 19, 2018, we employed 8 vessels on time charters, all of which expire in 2018.
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
We are currently party to shipbuilding contracts with Hyundai Heavy Industries Co. Ltd. in South Korea, or Hyundai, for the construction of four newbuilding Suezmax vessels, for an aggregate purchase price of $247.9 million, of which we have already made installment payments to Hyundai of $62.0 million as of March 19, 2018. These vessels are expected to be delivered to us in the course of 2018. We may, in the future, enter into additional construction contracts or purchase vessels that are under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.
If for any reason we default under our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our investment, including the installment payments made to Hyundai, and we could be liable for penalties and damages under such contracts.
In addition, in the event a shipyard does not perform under its contract, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.
If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.
One of our strategies is to continue to grow by expanding our operations and adding to our fleet at attractive points in the cycle, including through mergers (such as our proposed Merger with Gener8) strategic alliances or joint ventures. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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
Fuel, or bunkers, is typically the largest expense in our shipping operations for our vessels which operate on voyage charter and changes in the price of fuel may therefore adversely affect our profitability. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel and in particular fuel that is reducing sulfur emission may become much more expensive in the future, which may reduce our profitability. We currently do not hedge our exposure to the fluctuating price of bunkers.
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.
The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies and national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.
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
We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2017, Valero Energy Corporation, or Valero, accounted for 10%, Total S.A., or Total, accounted for 6% and Petroleo Brasileiro S.A. accounted for 6% of our total revenues in our tankers segment. In addition, our only FSO customer as of December 31, 2017 was North Oil Company. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker industry and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any.

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
Currently, we operate our FSOs offshore Qatar, which has fields whose production lives deplete over time and as a result, overall activity may decline faster than anticipated.
We currently operate our FSOs offshore Qatar, which has fields whose production lives deplete over time, and as a result, the overall activity in such fields may decline faster than anticipated. There are increased costs associated with retiring old oil and gas installations, which may threaten to slow the development of the region's remaining resources.

The purchase and operation of secondhand vessels expose us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we try to inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, as is customary in the shipping sector, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, which could lead to older vessels being less desirable for charterers.
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
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, with survey cycles of no more than 60 months for the first three surveys, and 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $0.75 and $2.5 million, depending on the size and condition of the vessel and the location of drydocking and the special surveys to be performed.
We may be required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.
The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, which aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. In order to comply with IMO and U.S. ballast water regulations, we are required to install ballast water treatment plants on all vessels from March 2020 to June 2024. The cost of compliance per vessel for us is estimated to be between $1.6 and $2.0 million, depending on size of the vessel. Significant investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and available cash would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.
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
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.—Belgium Treaty. The U.S.—Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.—Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.—Belgium Treaty. The 5% withholding tax applies in cases where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.—Belgium Treaty.

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
Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results. In 2017 and early 2018 the Company took note of the correspondence between the Belgian authorities and the European Commission within the framework of request for extension of the state aid to the maritime industry by the State of Belgium. Based on the actual draft law, which includes the legislative changes as requested by the Commission, has been reviewed by the Company, we do not expect any adverse effect of these changes to our existing tonnage tax regime.
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
We had $964.6 million and $1,159.0 million of indebtedness as of December 31, 2017 and December 31, 2016, respectively, and expect to incur additional indebtedness as we take delivery of the two vessels that are currently under construction and further expand our fleet. Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling tankers; or

•	reducing or delaying capital investments.
However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that our debt, totally or partially, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.
Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.
The market values of tankers have generally been depressed. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than between 100% and 125%, depending on the applicable credit facility, of the aggregate principal amount outstanding under the loan. We were in compliance with these requirements as of December 31, 2017 and as of the date of this annual report.
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
We may be unable to comply with the restrictions and financial covenants in the agreements governing our indebtedness or any future financial obligations, including the loan agreements that our 50%-owned joint ventures have entered or may enter into, that impose operating and financial restrictions on us.
Our agreements governing our indebtedness, including the loan agreements that our 50%-owned joint ventures have entered into, impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio. In addition, certain of our credit facilities will require us to satisfy certain other financial covenants, which require us to, among other things, maintain:

•
an amount of current assets, which may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year,  that, on a consolidated basis, exceeds our current liabilities;

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
As of December 31, 2017 and as of the date of this annual report, we were in compliance with the financial covenants contained in our debt agreements.
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
In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we treat as additional investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2017, the joint venture loan agreement has been repaid in full.

We are exposed to volatility in the London Interbank Offered Rate ("LIBOR"), and we have and we intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.
The amounts outstanding under our senior secured credit facilities have been, and amounts under additional credit facilities that we may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.
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
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 has and may continue to require us to incur substantial expenses and significant management efforts.
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
A significant portion of our earnings are related to the oil industry.  A shift in the consumer demand from oil towards other energy resources such as wind energy, solar energy, water energy or nuclear energy will potentially affect the demand for our vessels.  This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
        The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber-terrorists. We rely on industry accepted security & control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows. Furthermore, as from May 25, 2018, data breaches on personal data as defined in the General Data Protection Regulation 2016/679 (EU), could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

Risk Factors Relating to Our Proposed Merger with Gener8

Completion of the Merger is subject to a number of other conditions, and if these conditions are not satisfied or waived, the Merger will not be completed.

On December 20, 2017, the Company, Gener8 Maritime. Inc.,  a corporation organized under the laws of the Republic of the Marshall Islands ("Gener8") and Euronav MI Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of the Company (the “Merger Sub”) entered into an agreement and plan of merger (the "Merger Agreement") to govern a stock-for-stock merger (the "Merger") for the entire issued and outstanding share capital of Gener8.

Our obligations and the obligations of Gener8 to complete the merger are subject to satisfaction or waiver of a number of conditions including, among other conditions: (i) approval of the Merger Agreement and the related transactions, including the appointment of an exchange agent to, among other things, act as agent for the Merger, by holders of a majority of the outstanding Gener8 common shares at a special meeting, (ii) Gener8 obtaining certain consents and waivers under its applicable credit agreements and related transaction documents to allow the Merger to be properly entered into without causing a breach of any of the terms of such agreements, (iii) approval for the listing on the New York Stock Exchange of our ordinary shares to be issued in the Merger, (iv) our registration statement on Form F-4 being declared effective under the Securities Act by the SEC; (v) absence of any applicable law or order that prohibits completion of the transaction, (vi) accuracy of the representations and warranties made in the Merger Agreement by the other party, subject to certain materiality qualifications, (vii) performance in all material respects by the other party of the material obligations required to be performed by it at or prior to completion of the transaction, and (viii) the absence of a material adverse effect on the other party.
There can be no assurance that the conditions to completion of the Merger will be satisfied or waived or that other events will not intervene to delay or result in the failure to complete the Merger.
We may fail to realize the anticipated benefits of the Merger.
We believe that the Merger will provide benefits to the combined company resulting from the Merger. However, there is a risk that some or all of the expected benefits of the Merger may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including but not limited to the strength or weakness of the economy and competitive factors in the areas where we and Gener8 do business, the effects of competition in the markets in which Euronav or Gener8 operate, and the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic or foreign operations. The challenge of coordinating previously separate businesses makes evaluating the business and future financial prospects of the combined company following the Merger difficult. We and Gener8 have operated and, until completion of the Merger, will continue to operate, independently. The success of the Merger, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies, and that does not materially disrupt existing relationships nor result in decreased revenues or dividends. The past financial performance of each of us and Gener8 may not be indicative of their future financial performance. Realization of the anticipated benefits in the Merger will depend, in part, on the combined company’s ability to successfully integrate the two businesses. The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the combined company following the Merger. The coordination process may also result in additional and unforeseen expenses.
Failure to realize all of the anticipated benefits of the Merger may impact the financial performance of the combined company, the price of our ordinary shares and our ability to pay dividends, which will be at the discretion of its board of directors in accordance with Euronav’s dividend policy. In addition, even if we do not realize the anticipated benefits of the merger, we would remain liable for significant transaction costs, including legal, accounting and financial advisory fees. Any delay in completing the Merger may significantly reduce the benefits that we expect to achieve if they successfully complete the Merger within the expected timeframe and integrate their respective businesses.
The announcement and pendency of the Merger could adversely affect our businesses, results of operations and financial condition.
The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding our businesses, including affecting our relationships with our existing and future customers, suppliers and employees, which could have an adverse effect on our business, results of operations and financial condition, regardless of whether the Merger is completed. In particular, we could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. These uncertainties may impair our ability to attract, retain and motivate key personnel until the Merger is consummated and for a period of time thereafter. In addition, we have expended, and continue to expend, significant management resources, in an effort to complete the Merger, which are being diverted from our day-to-day operations.
If the Merger is not completed, the price of our ordinary shares may fall to the extent that the current price of their shares reflects a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of us in the investment community and may affect our relationships with employees, customers, suppliers, lenders and other partners in the business community.

We will incur significant transaction and integration-related costs in connection with the merger.
We expect to incur a number of non-recurring costs associated with the merger and combining Gener8’s operations into our operations. We will incur significant transaction costs and integration-related fees and costs related to formulating and implementing integration plans, including systems consolidation costs and employment-related costs. We continue to assess the amount of these costs, and additional unanticipated costs may be incurred in the Merger. Although we expect to realize other efficiencies related to the integration of us with Gener8 which may allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.
The termination of the Merger Agreement could negatively impact us.
If the Merger is not completed for any reason, including as a result of Gener8’s shareholders failing to approve the Merger Agreement, our ongoing business may be adversely affected and, without realizing any of the anticipated benefits of having completed the Merger, we may be subject to a number of risks, including the following:

•	we may experience negative reactions from the financial markets, including a decline of our share price (which may reflect a market assumption that the Merger will be completed);

•	we may experience negative reactions from the investment community, its respective customers and employees and other partners in the business community;

•	we may be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and

•
matters relating to the Merger will have required substantial commitments of time and resources by our management, which would otherwise have been devoted to our day-to-day operations and other opportunities that may have been beneficial had the Merger not been contemplated.

The Merger Agreement could lead to financing restrictions and changes in covenants.
We will assume or repay a substantial part of the existing indebtedness of Gener8 if the Merger is completed, which may impose additional operating and financial restrictions on us (beyond those that currently exist) which, together with the resulting debt services obligations, could significantly limit the combined company’s ability to execute its business strategy, and increase the risk of default under its debt obligations after the Merger is completed.
As of December 31, 2017, we intend to assume $1,358.0 million of the existing indebtedness of Gener8 in connection with the completion of the Merger. Gener8’s current secured credit facilities require it to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in Gener8’s fleet in relation to the indebtedness outstanding. Gener8 is reasonably likely, absent waivers or amendments from its senior secured lenders, to be in breach of certain financial covenants in its senior secured credit facilities as early as the end of the first quarter of 2018, subject to the completion of covenant testing. Although Gener8 has requested a waiver from its lenders for the potential breach, such waiver might not obtained before the Merger is consummated.
Because some of the ratios and covenants set minimum values for the vessels in respect of the indebtedness outstanding, should vessel values decline in the future for any reason whatsoever, including due to declines in charter rates, the combined company may be required to take action to reduce its debt or to act in a manner contrary to its business objectives to meet any such financial ratios and satisfy any such financial covenants. Additionally, some of the ratios and covenants require the combined company to (i) maintain minimum levels of liquidity and interest expense coverage and (ii) not exceed the maximum level of leverage specified therein. Events beyond the combined company’s control, including changes in the economic and business conditions in the shipping markets in which the combined company will operate, may affect its ability to comply with these covenants. No assurance can be provided that the combined company will meet its financial or other covenants or that its lenders will waive any failure to do so.

Additionally, the terms of Gener8’s existing indebtedness place certain restrictions on the operations of the obligors thereunder, including restrictions on incurring additional indebtedness and liens, disposal of assets and chartering arrangements. These covenants, along with the financial covenants discussed above, may adversely affect the combined company’s ability to finance future operations or limit its ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict the combined company’s flexibility in planning for, or reacting to, changes in its business and the industry and make it more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or the combined company’s inability to maintain the required financial ratios under, its credit facilities would prevent it from borrowing additional money under its credit facilities and could result in a default under its credit facilities. If a default occurs under the combined company’s credit facilities, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of the combined company’s assets. Furthermore, the combined company’s debt agreements contain cross-default provisions, whereby a default by the combined company under one of its debt agreements would automatically be an event of default under other debt agreements. Such cross defaults could result in the acceleration of the maturity of the debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including the combined company’s vessels. In the event of such acceleration or foreclosure, the combined company might not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.
Following the completion of the Merger, the combined company’s ability to meet its cash requirements, including the combined company’s debt service obligations, will be dependent upon its operating performance, which will be subject to general economic and competitive conditions and to financial, business and other factors affecting its operations, many of which are or may be beyond the combined company’s control. The combined company cannot provide assurance that its business operations will generate sufficient cash flows from operations to fund these cash requirements and debt service obligations. If the combined company’s operating results, cash flow or capital resources prove inadequate, it could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt and other obligations. If the combined company is unable to service its debt, it could be forced to reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance its debt or seek additional equity capital. The combined company may be unable to take any of these actions on satisfactory terms or in a timely manner which could result in the combined company entering bankruptcy proceedings. Further, any of these actions may not be sufficient to allow the combined company to service its debt obligations or may have an adverse impact on its business. The combined company’s debt agreements may limit its ability to take certain of these actions. The combined company’s failure to generate sufficient operating cash flow to pay its debts or to successfully undertake any of these actions could have a material adverse effect on the combined company. These risks may be increased as a result of the increased amount of indebtedness of the combined company following the completion of the Merger.
In addition, the degree to which the combined company may be leveraged as a result of the indebtedness assumed in connection with the Merger or otherwise could materially and adversely affect its ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make the combined company more vulnerable to general adverse economic, regulatory and industry conditions, and could limit its flexibility in planning for, or reacting to, changes and opportunities in the markets in which it competes.
Additional information concerning the risks, uncertainties and assumptions associated with the Merger can be found in the section entitled “Risk Factors” contained in our preliminary joint proxy statement/prospectus on Form F-4 (Registration No. 333-223039), as amended and supplemented, that was initially filed with the SEC on February 14, 2018, and as may be subsequently amended.

Risk Factors Relating to an Investment in Our Ordinary Shares
Our share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.
The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors, fabricated news and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.

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
Dividends, if any, will be paid in two installments: first as an interim dividend based on the results of the first 6 months of our fiscal year, then as a balance payment corresponding to the final dividend once the full year results have been audited and presented to our shareholders for approval. The interim dividend payout ratio may typically be more conservative than the yearly payout and will take into account any other form of return of capital done over the same period.
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
As of December 31, 2017, our issued (and fully paid up) share capital was $173,046,122.14 which was represented by 159,208,949 ordinary shares, and our Board of Directors is authorized to increase share capital in one or several times by a total maximum of $150,000,000 for a period of five years as from June 19, 2015. Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any future equity offering.
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

ITEM 4.    INFORMATION ON THE COMPANY
A.          History and Development of the Company
Euronav NV was incorporated under the laws of Belgium on June 26, 2003 for an indefinite term, and grew out of the combination of certain tanker businesses carried out by three companies that had a strong presence in the shipping industry: Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic Shipping Enterprises Ltd., or Ceres Hellenic, formed in 1950. Our predecessor started doing business under the name "Euronav" in 1989. Our Company has the legal form of a public limited liability company (naamloze vennootschap/ société anonyme).
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

B.          Business Overview
We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of March 19, 2018, we owned or operated a modern fleet of 53 vessels (including four chartered-in vessels, four to be delivered in 2018) with an aggregate carrying capacity of approximately 13.4 million deadweight tons, or dwt, consisting of 28 very large crude carriers, or VLCCs, one V-plus, 22 Suezmax vessels (including four under construction as of March 19, 2018), and two floating, storage and offloading vessels, or FSOs (both owned through 50/50 joint ventures).  The average age of our fleet as of March 19, 2018 was approximately 9.0 years, as compared to an industry average age as of March 19, 2018 of approximately 9.4 years for the VLCC fleet and 9.5 years for the Suezmax fleet.

We currently charter our vessels, non-exclusively, to leading international energy companies, such as North Oil Company, or NOC, (whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited), Total and Valero, although there is no guarantee that these companies will continue their relationships with us. We pursue a chartering strategy that seeks an optimal mix of employment of our vessels depending on the fluctuations of freight rates in the market and our own judgment as to the direction of those rates in the future. Our vessels are therefore routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component. We principally employ our VLCCs through the TI Pool, a spot market-oriented pool in which we were a founding member in 2000. As of March 19, 2018, 15 of our vessels were employed directly in the spot market, 24 of our vessels were employed in the TI Pool, 8 of our vessels were employed on long-term charters, of which the average remaining duration is 4 months, including five with profit sharing components, and our two FSOs were employed on long-term service contracts. While we believe that our chartering strategy allows us to capitalize  on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates decline. At times when the freight market may become more challenging, we will try to timely shift our exposure to more time charter contracts and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness. We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the years 2010 to 2013 or/and seen since the last quarter of 2017.
Developments in 2017
On April 20, 2017 we signed two long-term time charter contracts, each with a term of seven years with Valero Energy Inc. for the employment of two Suezmax vessels with specialized Ice Class 1C capability. The charters are expected to commence in late 2018. In connection with entry charter contracts, on April 27, 2017 we entered into newbuilding contracts for the construction of two high specification Ice Class Suezmax vessels from Hyundai shipyard in South Korea. These vessels have a substantially increased steel structure that enables a ship to navigate through sea ice and are equipped with specific emissions controls and other bespoke operational capabilities. Delivery of these vessels is expected in the second half of 2018 when each of the time charter contracts will begin.
On May 11, 2017, our General Meeting of Shareholders approved the annual accounts for the year ended December 31, 2016, and a dividend of $0.22 per ordinary share. Taken into account the gross dividend of USD 0.55 per share paid on September 30, 2016 as interim dividend, this brings the total gross dividend paid in relation to 2016 to USD 0.77 per share.
     On May 14, 2017, our joint ventures with International Seaways, Inc. signed a five year contract for the FSO Africa and FSO Asia in direct continuation of the previous contractual service with Maersk Oil Qatar, which expired on September 21, 2017 and July 21, 2017, respectively. The contracts were signed with North Oil Company, the new operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited. The new contracts for these custom-made three million barrels capacity units which have been significantly converted and that have been serving the Al-Shaheen field without interruption since 2010, have a duration of five years.
On May 31, 2017, Euronav Luxembourg SA, one of our wholly owned subsidiaries, completed a new senior unsecured bond issue of $150 million with a coupon of 7.50% and maturity in May 2022. The net proceeds from the bond issue will be used for general corporate purposes. We serve as guarantor of the bonds. On October 23, 2017, the bonds were listed on the Oslo Stock Exchange.
On June 6, 2017, we entered into an agreement, or the Dealer Agreement,with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Belgian Multi-currency Short- Notes Program with a maximum outstanding amount of €50million. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of December 31, 2017 the outstanding balance under this program was €41.7 million or $50.0 million.
For information about acquisitions and dispositions of our vessels during 2017, please see Item. 5. Operating and Financial Review and Prospects-Fleet Development.

Proposed Merger with Gener8 Maritime, Inc.
On December 20, 2017, the Company, Gener8 Maritime, Inc., which we refer to as Gener8, and Euronav MI Inc., which we refer to as Merger Sub, entered into the Merger Agreement to govern the Merger. Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions, the Merger Sub will merge with and into Gener8 and Gener8 will continue its corporate existence as a wholly-owned subsidiary of the Company. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Gener8 common share will be canceled and automatically converted into the right to receive 0.7272 of an ordinary share of the Company (the "Exchange Ratio"). The Gener8 common shares will be contributed to the Company pursuant to applicable provisions of the Belgian Companies Code in a capital increase procedure referred to as a Contribution in Kind. Immediately following the Effective Time, the Company expects to issue approximately 60.9 million new ordinary shares to Gener8 shareholders, based on the Exchange Ratio, which are estimated to represent approximately 28% of the outstanding Euronav ordinary shares (based on the fully diluted share capital of Euronav and the fully diluted share capital of Gener8). The Exchange Ratio implies a premium of 35% paid on Gener8 shares based on the closing share prices on December 20, 2017.

The completion of the Merger is subject to the satisfaction of certain closing conditions, many of which are substantive and which have not been met as of the date of this annual report. The Merger is currently projected to close in the second quarter of 2018; however, there is no assurance that the Merger will be completed. The Merger is subject to, among other important conditions, (i) the approval of the Merger Agreement by Gener8 shareholders representing at least a majority of the issued and outstanding common shares of Gener8 at a special meeting, (ii) the consent of certain of Gener8’s lenders to assign certain debt facilities to the combined entity following the Merger, (iii) the effectiveness of a registration statement filed by the Company with the SEC to register our ordinary shares to be issued in the Merger and (iv) the approval for the listing of such shares on the NYSE.

If the Merger is completed, we will assume approximately $1,358.0 million of Gener8’s existing indebtedness (which was the amount outstanding as of December 31, 2017) in connection with the completion of the Merger. Gener8’s current secured credit facilities require it to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in Gener8’s fleet in relation to the indebtedness outstanding, which vary from the covenants and restrictions contained in our existing debt agreements and with which the combined company will be required to comply.

After the Merger, members of our Board of Directors and executive management will continue to serve in such positions of the combined company. In addition, pursuant to the Merger Agreement, we have agreed to take all actions necessary so that Mr. Steven Smith (a current director of Gener8) (or if Mr. Smith is unavailable, then such other person designated by a committee of Gener8’s disinterested directors who is reasonably satisfactory to Euronav, which acceptance shall not be unreasonably withheld) will, upon recommendation of our corporate governance and nomination committee, be proposed for election to serve on our Board of Directors at our next regularly scheduled annual general meeting. In connection with the proposed Merger, certain shareholders of Gener8, representing approximately 48% of the issued and outstanding share of Gener8 as of the date of this annual report, have entered into certain voting agreements pursuant to which these shareholders, subject to the terms and conditions of such voting agreements, to appear (in person or by proxy) at any meeting of the shareholders convened for the purpose of approving the Merger Agreement and to vote their Gener8 common shares in favor of the Merger Agreement and the related transactions.

Concurrently with the execution of the Merger Agreement, the Company and Gener8 executed and delivered three memoranda of agreement which contemplate the purchase by us of three vessels from Gener8 at a total purchase price of  $220.9 million if the Merger is not consummated, other than as a result of a breach of the Merger Agreement by us. A portion of the purchase price of each of the three vessels can be offset by up to one-third of the $39 million termination fee contemplated by the Merger Agreement payable by Gener8 in the case of a termination of the Merger Agreement in circumstances that trigger the termination fee.

We expect to enter into an agreement with International Seaways, Inc., or International Seaways, an unaffiliated third-party, pursuant to which International Seaways would, subject to the consummation of the Merger, among other conditions, purchase from us up to six VLCC vessels (the “Gener8 VLCC Vessels”) and their respective special purpose vehicles for an aggregate purchase price of up to $434 million part of which is expected to be by assuming the outstanding debt related to those vessels. The purchase by International Seaways of the Gener8 VLCC Vessels is subject to the consent of International Seaways’ existing lenders. If such lenders do not consent to International Seaways’ purchase of the Gener8 VLCC Vessels, Seaways will nevertheless buy the Gener8 VLCC Vessels and their respective special purpose vehicles for the same aggregate purchase price and may or may not assume the debt related to those vessels and we expect to repurchase two of the Gener8 VLCC Vessels from International Seaways for cash consideration of $143 million and we may also prepay all or part of the  outstanding debt obligations associated with those VLCCs and subject to certain other conditions.  The Gener8 VLCC Vessels, which have an average age of 1.7 years as of the date the Merger Agreement, are expected to be delivered to the buyer during the second fiscal quarter of 2018. The sale of the Gener8 VLCC Vessels is subject to definitive documentation.

Following the completion of the proposed Merger with Gener8 and assuming the proposed sale of six VLCCs to International Seaways, it is expected that the combined company resulting from the Merger will own and operate a combined fleet, or the Combined Fleet, with an average age of approximately 7.71 years (estimated as of March 19, 2018), an aggregate carrying capacity of approximately 19.1 million deadweight tons, or dwt and consisting of one V-Plus crude carrier, 43 very large crude carriers, or VLCCs (including four vessels that we charter-in), 28 Suezmax vessels (which include the newbuilding delivered to us on March 26, 2018 and the remaining three newbuildings expected to be delivered in 2018), two Panamax vessels, one Aframax vessel, and two floating, storage and offloading vessels, or FSOs (in which we hold a 50% ownership interest).

It is our intention to employ as soon as commercially practicable all of the Gener8 vessels either in commercial pools, on time charters or in the spot market, consistent with the strategy currently employed by us, as described below under the heading "Employment of Our Fleet." Generally, the Combined Fleet will be technically and commercially managed as described below under the heading “Technical and Commercial Management of Our Vessels." As a result of the Merger, a larger proportion of the vessels in the Combined Fleet may be managed by third-party managers than the proportion of vessels in our fleet that were managed by third-party managers prior to the Merger.

For additional information on the Proposed Merger with Gener8, including the risks associated with the Merger, please see our preliminary joint proxy statement/prospectus on Form F-4 (Registration No. 333-223039), as amended and supplemented, that was initially filed with the SEC on February 14, 2018, and as may be subsequently amended. Please also refer to Item 3. Key Information-D. Risk Factors".

Our Fleet
Set forth below is certain information regarding our fleet as of March 19, 2018.

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels
TI Europe	V-Plus	441,561	2002	Daewoo	Statoil	Time Charter	Mar-18
Sandra	VLCC	323,527	2011	STX		TI Pool	N/A
Sara	VLCC	323,183	2011	STX	Total	Time Charter (3)	Nov-18
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
TI Hellas	VLCC	319,254	2005	Hyundai	Petrobras	Time Charter	Nov-18
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Simone	VLCC	313,988	2012	STX		TI Pool	N/A
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Nautic	VLCC	307,284	2008	Dalian		TI Pool	N/A
Newton	VLCC	307,284	2009	Dalian		TI Pool	N/A
Nectar	VLCC	307,284	2008	Dalian		TI Pool	N/A
Noble	VLCC	307,284	2008	Dalian		TI Pool	N/A
V.K. Eddie	VLCC	305,261	2005	Daewoo	Petrobras	Time Charter	Aug-18
Hojo	VLCC	302,965	2013	JMU		TI Pool	N/A
Hakone	VLCC	302,624	2010	Universal		TI Pool	N/A
Hirado	VLCC	302,550	2011	Universal		TI Pool	N/A
Hakata	VLCC	302,550	2010	Universal	Total	Time Charter (3)	Sep-18
Antigone	VLCC	299,421	2015	Hyundai		TI Pool	N/A
Anne	VLCC	299,533	2016	Hyundai		TI Pool	N/A
Alex	VLCC	299,445	2016	Hyundai		TI Pool	N/A
Alice	VLCC	299,320	2016	Hyundai		TI Pool	N/A
Aquitaine	VLCC	298,767	2017	Hyundai		TI Pool	N/A
Ardeche	VLCC	298,642	2017	Hyundai		TI Pool	N/A
Cap Diamant	Suezmax	160,044	2001	Hyundai		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung		Spot	N/A
Cap Leon	Suezmax	159,049	2003	Samsung	Valero	Time Charter (3)	Jul-18
Cap Philippe	Suezmax	158,920	2006	Samsung		Spot	N/A
Cap Guillaume	Suezmax	158,889	2006	Samsung		Spot	N/A
Cap Charles	Suezmax	158,881	2006	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Theodora	Suezmax	158,819	2008	Samsung		Spot	N/A
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung		Spot	N/A
Felicity	Suezmax	157,667	2009	Samsung		Spot	N/A
Capt. Michael	Suezmax	157,648	2012	Samsung		Spot	N/A
Maria	Suezmax	157,523	2012	Samsung		Spot	N/A
Cap Quebec (7)	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3) (6)	May-25
Hull S910 (4)	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3) (6)	N/A
Hull S911 (4)	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3) (6)	N/A
Hull S912 (4)	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3) (6)	N/A
Finesse	Suezmax	149,994	2003	Universal		Spot	N/A
Filikon	Suezmax	149,989	2002	Universal		Spot	N/A
Cap Romuald	Suezmax	146,640	1998	Samsung	Valero	Time Charter (3)	May-18
Cap Jean	Suezmax	146,643	1998	Samsung	Valero	Time Charter (3)	Mar-18
Total DWT—Owned Vessels		11,278,424

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Chartered-In Vessels
Nucleus	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Nautilus	VLCC	307,284	2006	Dalian		TI Pool	Dec-21
Navarin	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Neptun	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Total DWT Chartered-In Vessels		1,229,136
							Service Contract Expiry Date
FSO Vessels
FSO Africa (5)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Sep-22
FSO Asia (5)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Jul-22
Total DWT FSO Vessels(6)		442,000

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

(2)	Assumes no exercise by the charterer of any option to extend (if applicable).

(3)	Profit sharing component under time charter contracts.

(4)	Vessels expected to be delivered to us in the course of 2018.

(5)	Vessels in which we hold a 50% ownership interest.

(6)	Vessels in which we hold a 50% ownership interest are only accounted for the share of DWT corresponding to our ownership interest.

(7)	Vessel was delivered to the Company on March 26, 2018
Employment of Our Fleet
Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2018, our fleet is currently expected to have approximately 17,484 available days for hire, of which, as of March 19, 2018, 85.99% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 10.32% are expected to be available to be employed on fixed time charters with a profit sharing element and 3.69% are expected to be available to be employed on fixed time charters without a profit sharing element.
Spot Market
A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of March 19, 2018, we employed 15 of our vessels directly in the spot market.
Suezmax Chartering
In June 2016, Euronav, together with Diamond S. Management LLC and Frontline Ltd., companies not affiliated with Euronav, formed Suezmax Chartering, a chartering joint venture that creates a single point of contact for cargo owners to access a large fleet of 46 modern Suezmax vessels, including newbuildings, operated on the spot market.

Tankers International Pool
Euronav principally employs and commercially manages its VLCCs through the Tankers International Pool, or the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels, to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. As of March 19, 2018, the TI Pool was comprised of 37 vessels, including 24 of Euronav’s VLCCs.
By pooling its VLCCs with those of other shipowners, Euronav is able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for its vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. In 2017, TI Pool membership costs were approximately $750 per vessel per day (with each vessel receiving its proportional share of pool membership expenses, excluding pool credit line costs).
In 2017, the corporate structure of the TI Pool was rationalized. This new structure allowed the TI Pool to arrange for a credit line financing. This credit line is used to fund the working capital in the ordinary course of TI Pool's business of operating a pool of tankers vessels, including but not limited to the purchase of bunker fuel, the payment of expenses relating to specific voyages and supplies of pool vessels, commissions payable on fixtures, port costs, expenses for hull and propeller cleaning, canal costs, insurance costs for the account of the pool, and insurance and fees payable for towage of vessels.
Tankers (UK) Agencies Ltd., of which Euronav owns 50% of the outstanding voting shares, is the manager of the pool and is also responsible for the commercial management of the pool participants, including negotiating and entering into vessel employment agreements on behalf of the pool participants. Technical management of the pooled vessels is performed by each shipowner, who bears the operating costs for its vessels.
Tankers International and Frontline Management (Bermuda) Ltd., or Frontline, a company not affiliated with Euronav, together formed VLCC Chartering Ltd., a chartering joint venture that has access to the combined fleets of Frontline and the TI Pool, including Euronav’s vessels that are operating in the TI Pool. VLCC Chartering Ltd. commenced operations on October 6, 2014.  Tankers International and Frontline each own 50% of VLCC Chartering Ltd. Euronav believes that VLCC Chartering Ltd. increases its fleet earnings potential while creating greater options for cargo end-users.
Time Charters
Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help Euronav mitigate, in part, its exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, Euronav may when the cycle matures or otherwise opportunistically employ more of its vessels under time charter contracts as the available rates for time charters improve. Euronav may also enter into time-charter contracts with profit-sharing arrangements, which it believes will enable Euronav to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of March 19, 2018, Euronav employed eight of its vessels on fixed-rate time charters with an average remaining duration of four months, including five with profit-sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.
FSOs and Offshore Service Contracts
We currently deploy our two FSOs as floating storage units under service contracts with North Oil Company, in the offshore services sector. As our tanker vessels age, we may seek to extend their useful lives by employing such vessels on long-term offshore projects at rates higher than may otherwise be achieved in the time charter market, or sell such vessels to third-party owners in the offshore conversion market at a premium.

Technical and Commercial Management of our Vessels
Most of Euronav’s vessels are technically managed in-house through our wholly-owned subsidiaries, Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd. Its in-house technical management services include providing technical expertise necessary for all vessel operations, supervising the maintenance, upkeep and general efficiency of vessels, arranging and supervising newbuilding construction, drydocking, repairs and alterations, and developing, implementing, certifying and maintaining a safety management system.
In addition to Euronav’s in-house fully integrated technical management, Euronav utilizes from time to time the services of experienced third party managers. The independent technical managers typically have specific teams dedicated to Euronav’s vessels and are supervised by our in house oversight team. Euronav currently contract Wallem Shipmanagement Limited for one of Euronav’s owned VLCCs and Anglo Eastern group of companies (through the fellow subsidiaries, Anglo-Eastern (Antwerp) NV, Anglo-Eastern Tanker Management (Hong Kong) Limited and Anglo-Eastern (Labuan) Limited for two of Euronav’s owned VLCCs and two VLCCs that we have on bareboat charter. The services provided by Euronav’s third party technical management are very similar to Euronav’s own technical management and involves part or all of the day-to-day management of vessels.
 Euronav’s VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, excluding voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2017, Euronav paid an aggregate of $7.4 million for the commercial management of Euronav’s vessels operating in the TI Pool.
 Euronav’s Suezmax vessels trading in the spot market are commercially managed by Euronav (UK) Agencies Ltd., our London commercial department. Commercial management services include securing employment for Euronav’s vessels.
 Euronav’s time chartered vessels, if any, are managed by Euronav’s operations department based in Antwerp.
Principal Executive Offices
Our principal executive headquarters are located at De Gerlachekaai 20, 2000 Antwerpen, Belgium. Our telephone number at that address is 011-32-3-247-4411. We also have offices located in the United Kingdom, France, Greece, Hong Kong and Singapore. Our website is www.euronav.com.
Competition
The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. We compete with other tanker owners, including major oil companies as well as independent tanker companies. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. We currently operate all of our vessels in the spot market, either directly or through the TI Pool, or on time charter. For our vessels that operate in the TI Pool, Tankers UK Agencies Ltd. (TUKA), the pool manager, is responsible for their commercial management, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions.
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

Industry and Market Conditions
THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY
All the information and data presented in this section, including the analysis of the international oil tanker shipping industry has been provided by Drewry. Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (i) certain information in Drewry’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. The Company believes and acts as though the industry and market data presented in this section is reliable.

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
The tanker freight market remained buoyant throughout 2015 and first half of 2016 on account of favorable supply/demand dynamics. However, in the second half of 2016 rising newbuilding deliveries outpaced the growth in tanker demand and hence there was downward pressure on freight rates. A deluge of newbuilding deliveries in 2017 aggravated the situation further and rates fell. For example, the average VLCC spot rate on Arabian Gulf (AG)-Japan route was US$ 22,617 per day in 2017 compared with US$ 42,183 per day in 2016. Oil tanker freight rates declined in the second half of 2016 and 2017 due to a number of factors, including:
(i) A surge in newbuilding deliveries that outpaced the growth in tanker demand in 2016 as well as 2017,
(ii)  Oil production cuts announced by OPEC and higher compliance by the member countries,
(iii) Reduced stockpiling activities by major Asian economies.
Tanker freight rates remained under pressure throughout 2017, and in January 2018 VLCCs and Suezmaxes were reported fixed at US$ 20,600 per day on Arabian Gulf (AG)-Japan routes and US$ 7,700 per day on West Africa-United States routes respectively. However, asset prices have stabilized and in January 2018, five-year-old VLCC and Suezmax tankers were valued at US$ 62 and US$ 40 million respectively. Nevertheless, it is worth noting that five year old VLCC and Suezmax tankers were changing hands at prices nearly 30% below their long-term average over the course of 2017.
In broad terms, the volume of oil trade which is seaborne is primarily dependent on global and regional economic growth, and to a lesser extent other factors such as changes in regional oil prices. Overall, there is a close relationship between changes in the level of economic activity and changes in the volume of oil moved by sea (see the chart below). With continued strong GDP growth in Asia, seaborne oil trade to emerging Asian markets has been growing significantly. Chinese oil consumption grew at a compound average growth rate (CAGR) of 5.1% from 2007 to 2017, rising from 7.6 to 12.4 million barrels per day (mbpd). Oil demand in OECD Europe and North America has also risen in the last three years primarily due to lower oil prices and improving general economic conditions. In 2017, total seaborne trade in crude oil was equivalent to 2.1 billion tons.

World GDP and Crude Oil Seaborne Trade 2002 to 2017
(Percent change year on year)
* Provisional estimates for GDP/Trade
Source: Drewry
Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is also translating into growing seaborne oil trade distances. For example, a VLCC’s voyage from West Africa to the US Gulf takes 35 days, but a trip from West Africa to China (a trade which is expanding) takes 60 days. The increase in oil trade distances, coupled with increases in world oil demand has had positive impact on tanker demand in ton miles (crude and products), which has increased from 10.7 to 13.1 billion ton miles in the period 2007 to 2017.
Supply in the tanker sector, as measured by its deadweight (dwt) cargo carrying capacity, is primarily influenced by the rate of deliveries of newbuilds from the shipyards in line with their orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion. After a period of rapid expansion, supply growth in the tanker sector moderated in 2013-14 and the overall tanker fleet grew by just 0.6% in 2014, and a relatively modest 2.7% in 2015. However, in 2016 the crude oil tanker fleet expanded by 5.8% due to a high level of newbuilding deliveries during the year and lower levels of scrapping. A further round of newbuilding deliveries took place in 2017 and the world tanker fleet grew by another 4.8% despite an increase in scrapping in the second half of the year.
In terms of ordering activity, new tanker orders in the period 2010 to 2014 were limited due to lack of available bank financing and a challenged rate environment, which contributed to the total crude tanker orderbook declining to 13.9% of the existing global tanker fleet capacity as of December 2014, compared with nearly 50% of the existing fleet at its recent peak in 2008. However, new ordering picked up in the VLCC and Suezmax sectors in late 2014 and 2015 because of the continued strength in the tanker freight market and the exemption from compliance to tier III NOx emission norms for vessels ordered before January 1, 2016. Ordering activity fell substantially in 2016 and only 39 crude tankers were ordered compared with 244 in 2015. However, ordering activity picked up again in 2017 with 93 new contracts placed for crude tankers during the year. Weak newbuilding prices were one of the main factors stimulating new ordering. In January 2018, the crude tanker orderbook was equivalent to 12.2% of the existing fleet.

World Oil Demand and Production
In 2017, oil accounted for approximately one third of global energy consumption. With the exception of 2008 and 2009, world oil consumption has increased steadily over the past two decades, as a result of increasing global economic activity and industrial production. In recent years, growth in oil demand has been largely driven by developing countries in Asia and growing Chinese consumption, but in 2015-17 some developed economies also witnessed increases in demand. In 2017, world oil demand increased to 97.8 million barrels per day, which represents a 1.6% increase from 2016 and 14.4% higher than the recent low recorded in 2009 following global financial crisis of 2008-09.

World Oil Consumption: 2007 to 2017
(Million Barrels Per Day)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 07-17
North America	25.5	24.2	23.7	24.1	24.0	23.6	24.0	24.1	24.6	24.7	24.9	-0.2%
Europe - OECD	15.3	15.4	14.7	14.7	14.3	13.8	13.6	13.5	13.7	14.0	14.3	-0.7%
Pacific	8.4	8.0	8.0	8.1	8.1	8.6	8.4	8.1	8.0	8.1	8.1	-0.3%
Total OECD	49.2	47.6	46.4	46.9	46.4	46.0	46.0	45.7	46.4	46.9	47.3	-0.4%
Former Soviet Union	4.2	4.2	4.0	4.2	4.4	4.5	4.6	4.9	4.6	4.8	4.8	1.4%
Europe - Non OECD	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	-0.8%
China	7.6	7.9	7.9	8.9	9.2	9.8	10.1	10.6	11.5	11.9	12.4	5.1%
Asia (exc China)	9.5	9.7	10.3	10.9	11.1	11.4	11.7	12.0	12.5	12.9	13.4	3.5%
Latin America	5.7	5.9	5.7	6.0	6.3	6.4	6.6	6.8	6.8	6.6	6.6	1.4%
Middle East	6.5	7.1	7.1	7.3	7.4	7.7	8.0	8.0	8.4	8.3	8.3	2.4%
Africa	3.1	3.2	3.4	3.5	3.4	3.7	3.7	4.0	4.1	4.3	4.4	3.5%
Total Non-OECD	37.4	38.7	39.1	41.5	42.5	44.2	45.4	47.1	48.5	49.4	50.6	3.1%

World Total	86.6	86.3	85.5	88.4	88.9	90.2	91.4	92.8	94.9	96.3	97.8	1.2%
Source: Drewry
Seasonal trends also affect world oil consumption and, consequently, oil tanker demand. While trends in consumption vary with the specific season each year, peaks in tanker demand often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can be classified broadly into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States (U.S.).
Global trends in oil production have naturally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play an integral role in determining production levels and tie in with the seasonal peaks in demand. Changes in world crude oil production by region in the period 2007 to 2017 are shown in the table below.

World Oil Production: 2007 to 2017
(Million Barrels Per Day)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 07-17

North America	14.3	13.9	13.6	14.1	14.6	15.8	17.1	19.1	20.0	19.5	20.1	3.45%
FSU*	12.8	12.8	13.3	13.5	13.6	13.7	13.9	13.9	14.0	14.2	14.4	1.17%
OPE	35.5	37.0	34.0	34.6	35.6	37.6	36.7	37.5	38.2	39.6	39.4	1.03%
Asia	6.4	6.4	7.5	7.8	7.8	7.8	7.7	7.6	7.9	7.6	7.3	1.34%
Other	16.6	16.4	17.0	17.3	16.8	16.0	16.0	15.8	16.5	16.1	16.3	-0.20%

Total	85.6	86.5	85.4	87.3	88.4	90.9	91.4	93.8	96.6	97.1	97.4	1.3%
* Former Soviet Union
Source: Drewry

At the beginning of 2017, proven global oil reserves totaled 1,610 billion barrels, approximately 45 times current rates of production. These reserves tend to be located in regions far from the major consuming countries separated by large expanses of water, and this geographical barrier creates the demand for crude tanker shipping. However, the development of light tight oil (LTO) or shale oil reserves in the U.S. had a negative impact on the volume of U.S. crude oil imports as well as demand for crude tankers from 2004 to 2014. However, rising U.S. crude export on long-haul routes to China and India is good news for ship owners, as every additional barrel exported from the country will open avenues for equal imports as U.S. is a net importer of the crude oil.
New technologies such as horizontal drilling and hydraulic fracturing have triggered a shale oil revolution in the U.S., and in 2013, for the first time in the previous two decades, the U.S. produced more oil than it imported. In view of the rising surplus in oil production, in 2015 the U.S. Congress lifted a 40 year-old ban on crude oil exports that was put in place after the Arab oil embargo in 1973. Thereby, allowing U.S. oil producers access to international markets.
The first shipments of the U.S. crude were sent to Europe immediately after the lifting of ban, and since then other destinations have followed. The U.S. exported 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for the U.S. crude producers as the country exported crude to every major importer including China, India, South Korea and several European countries. In October 2017 U.S. crude export surpassed 2 mbpd and on average the country’s crude exports more than doubled in 2017 to 1.1 mbpd. However, this is still well below the exports of major exporters such as Saudi Arabia, Russia and other Middle Eastern exporters.
In the meantime, much of the oil from West Africa and the Caribbean that was historically imported by the U.S. is now shipped to China, which has a positive impact on tanker demand due to increased ton miles given the longer distances the oil needs to travel.  Production and exports from the Middle East (largely from OPEC suppliers) and West Africa have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates due to the long distances between these supply sources and demand centers. Oil exports from short-haul regions, such as the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyages.
Overall, the volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2017 is provisionally estimated at 2.1 billion tons or 67.3% of all seaborne oil trade (crude oil and refined petroleum products). The chart below illustrates changes in global seaborne movements of crude oil between 1982 and 2017.

Seaborne Crude Oil Trade Development: 1982 to 2017
(Million Tons)

2,300
2,100
1,900
1,700
1,500
1,300
1,100
900
700
500
Crude Oil
1982
1987
1992
1997
2002
2007
2012
2017

Source: Drewry
World seaborne oil trade is the result of geographical imbalances between areas of oil consumption and production. Historically, certain developed economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East, Africa and Latin America, oil consumption during the period from 2007 to 2017 grew at annual rates in excess of 2%, and, at an annual growth rate of 5.1% in the case of China. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances, as more oil is being transported on long-haul routes.
Regional Oil Consumption Growth Rates: 2007 to 2017
(CAGR – Percent)
Source: Drewry

Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, rising demand for oil will have to be satisfied by increased imports.

Oil Consumption Per Capita: 2017
(Tons per Capita)
Source: Drewry
In the case of China and India, seaborne crude oil imports have risen significantly in the last decade to meet an increasing demand for energy (see chart below). During the period from 2007 to 2017, Chinese crude oil imports increased from 163.2 to 386.2 million tons and Indian imports increased from 110.7 to 214.5 million tons. Conversely, Japanese imports declined from 201.7 to 143.6 million tons over the same period. In the U.S. crude oil imports declined between 2007 and 2015, but in 2016 the trend was reversed and average U.S. crude imports increased by 0.5 mbpd because of declining shale output. In 2017, U.S. imports inched up by another 0.9% to 7.9 mbpd, on account of rising crude oil consumption.

Asian Countries – Crude Oil Imports: 2007 to 2017
(Million Tons)
* Provisional estimates for 2017
Source: Drewry
A vital factor which is affecting both the volume and pattern of world oil trades is the shift in global refinery capacity from the developed to the developing world, which is increasing the distances from oil production sources to refineries. The distribution of refinery throughput by region in the period 2007 to 2017 is shown in the following table.

Oil Refinery Throughput by Region: 2007 to 2017
('000 Barrels Per Day)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017*	CAGR % 07 -17
North America	18,460	17,879	17,502	17,740	17,707	17,993	18,299	18,734	19,390	18,960	19,290	0.4%
S. & Cent. America	5,456	5,363	4,889	4,834	5,053	4,657	4,773	4,721	4,760	4,200	3,850	-3.4%
Europe & Eurasia	20,716	20,635	19,509	19,595	19,491	19,538	18,693	18,858	19,250	19,300	19,510	-0.6%
Middle East	6,397	6,396	6,297	6,396	6,517	6,388	6,363	6,656	6,450	6,810	7,160	1.1%
Africa	2,372	2,456	2,293	2,449	2,169	2,206	2,182	2,255	2,250	2,090	2,050	-1.4%
Australasia	767	756	762	756	789	779	657	607	536	541	550	-3.3%
China	6,563	6,953	7,488	8,571	9,059	9,199	9,648	9,986	10,400	11,023	11,200	5.5%
India	3,107	3,213	3,641	3,899	4,085	4,302	4,462	4,473	4,660	4,931	5,003	4.9%
Japan	3,995	3,946	3,627	3,619	3,410	3,400	3,453	3,289	3,310	3,280	3,165	-2.3%
Other Asia Pacific	7,493	7,351	7,229	7,434	7,390	7,436	7,252	7,253	7,260	8,535	8,582	1.4%
Total World	75,325	74,949	73,234	75,293	75,668	75,899	75,782	76,832	78,266	79,670	80,360	0.6%
 *           Provisional estimates for 2017
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

Oil Refinery Throughput by Region: Growth Rates 2007 to 2017
(CAGR – Percent)
Source: Drewry
As a result of changes in trade patterns, as well as shifts in refinery locations, average voyage distances in the crude sector have increased. In the period from 2007 to 2017 ton mile demand in the crude tanker sector grew from 8.6 to 9.9 billion ton miles. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Crude Oil Tanker Demand: 2007 to 2017

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR % 07 -17

Seaborne Crude Trade - Mill Tons	2,008	2,014	1,928	1,997	1,941	1,988	1,918	1,895	1,957	2,042	2,125	0.57%
Ton Mile Demand - Bill T M	8,640	8,783	8,442	8,849	8,723	9,130	8,809	8,784	8,983	9,554	9,966	1.44%
Average Voyage Length - Miles	4,302	4,362	4,379	4,431	4,494	4,592	4,592	4,636	4,589	4,678	4,690	0.87%
Source: Drewry

Another aspect which has impacted on crude tanker demand in recent years has been the use of tankers for floating storage. In the closing weeks of 2014 and the opening weeks of 2015, commodity traders hired VLCCs in the expectation that profits could be made by storing oil at sea to create a contango, that is, where the current or spot price for the oil was below the price of oil for delivery in the futures market. As a result, several fixtures for long term storage were reported by oil majors and commodity traders for periods up to 12 months in late 2014 and first half of 2015. Floating crude oil storage reached a high of 197 million barrels in May 2015 and thereafter it declined because of a narrowing of the contango and shrinking arbitrage in crude oil futures.
The use of large tankers for offshore storage rebounded somewhat in 2016 on account of logistical considerations, marketing issues and inventory drawdown. Similar patterns were seen when floating storage peaked in June 2017, when more than 200 million barrels were reported to be stored in crude tankers. Floating storage declined gradually in second half of 2017 and as of January 31, 2018, approximately 133 million barrels of oil were reported stored on crude oil tankers at sea

Floating Storage of Crude Oil
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

•
Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones. Within the Suezmax sector, there are a number of product and shuttle tankers (shuttle tankers are specialized ships built to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries and are often referred to as “floating pipelines”), which do not participate in the crude oil trades.

•
Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (or approximately 500,000 barrels). Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

There are also a relatively small number of ships below 80,000 dwt which operate in crude oil trades, but many operate in cabotage type trades and therefore do not form part of the open market. For this reason, the following analysis of supply concentrates on the VLCC, Suezmax and Aframax tonnage. As of January 31, 2018, the crude tanker fleet consisted of 1,862 vessels with a combined capacity of 372.5 million dwt.

Crude Oil Tanker Fleet – January 31, 2018

Vessel Type	Deadweight Tons (Dwt)	Number of Vessels	% of Fleet	Capacity (Million Dwt)	% of Fleet
VLCC	200,000 +	735	39.5	225.8	60.6
Suezmax	120-199,999	505	27.1	79.1	21.2
Aframax	80-119,999	622	33.4	67.6	18.1
Total		1,862	100.0	372.5	100.0
Source: Drewry
The table below shows principal routes for crude oil tankers and where these vessels are deployed.
Crude Oil Tankers – Typical Deployment by Size Category

Area	Trade Route	Haul	Vessel Type
			VLCC	Suezmax	Aframax

Inter-Regional	MEG(1) - Asia		X	X	X
	MEG - N. America		X
	MEG - Europe - Suez(2)			X
	W.Africa(3) - N. America		X	X	X
	W. Africa - Asia		X	X
	US Gulf - Asia		X	X
	MEG - Europe - Cape (4)		X
	W. Africa - Europe			X	X
	NS(5) - N. America				X
	MEG - Pacific Rim		X	X

Intra-Regional	North Sea			X	X
	Caribbean			X	X
	Mediterranean			X	X
	Asia - Pacific			X	X

(1) Middle East Gulf
(2) Suezmax via Suez Canal fully laden
(3) West Africa
(4) VLCC transit via Cape of Good Hope
(5) North Sea
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

Principal VLCC and Suezmax Seaborne Crude Oil Trades

Source: Drewry
VLCC/Suezmax Fleet Development
In 2017, the world crude tanker fleet grew by 4.8% compared to 5.8% in 2016. A total of 26.3 million dwt (5.3 million dwt greater than 2016) of newbuild deliveries were added to the crude fleet in 2017, while scrapping activity also picked up in second half of the year. A total of 8.9 million dwt was sent for demolition in 2017 compared with 1.6 million dwt in 2016.

VLCC & Suezmax Fleet Development: 2005 to 2017
(Year on Year percentage Growth: Million Dwt)

Source: Drewry

The chart below indicates the volume of new orders placed in the VLCC and Suezmax sectors in the period from 2007 to 2017. Very few new vessel orders were placed in both sectors during 2011, 2012 and 2013, although the pace of new ordering in the VLCC sector increased in the closing months of 2013 and newbuild orders for VLCCs as well as Suezmax tankers were considerably higher in 2014 and 2015. Tight supply-demand dynamics in tanker market, firm freight rates and exemption from compliance to tier III NOx emission norms for vessels ordered before January 1, 2016, were the reasons for high new ordering activity in 2015 and a total of 62 VLCCs and 51 Suezmaxes contracts were placed during the year. New ordering activity then declined in 2016, when only 14 VLCCs were ordered during the year compared with 62 during 2015. Ordering activity picked up again in 2017 as ship-owners took advantage of low newbuild prices to embark on fleet renewal.

VLCC/Suezmax New Orders 2007 to 2017
('000 Dwt)
Source: Drewry
In the last few years, delays in new vessel deliveries often referred to as “slippage,” have become a regular feature of the market. Slippage is the result of a combination of several factors, including cancellations of orders, problems in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over-optimistic delivery times, and, in some cases, shipyards experiencing financial difficulty. A number of Chinese yards, including yards at which crude tankers are currently on order are experiencing financial problems which have led to both cancellations and delays in deliveries. New order cancellations have been a feature of most shipping markets during the market downturn. For obvious reasons, shipyards are reluctant to openly report such events, making the tracking of the true size of the orderbook at any given point in time difficult. The difference between actual and scheduled deliveries reflects the fact that order books are often overstated. Slippage has affected both the VLCC and Suezmax sectors. The table below indicates the relationship between scheduled and actual deliveries for both asset classes in the period 2011 to 2017. Since slippage has occurred in recent years, it is not unreasonable to expect that some of the VLCC and Suezmax tankers currently on order will not be delivered on time.

VLCC/Suezmax Tankers: Scheduled versus Actual Deliveries
(Million Dwt)

	2011	2012	2013	2014	2015	2016	2017
VLCC
Scheduled Deliveries	26.4	22.4	17.8	9.9	8.7	20.5	16.5
Actual Deliveries	19.1	15.4	9.5	7.6	5.7	14.3	15.2
Slippage Rate (%)	27.6	31.4	46.5	22.7	35.1	29.9	7.8

Suezmax	2011	2012	2013	2014	2015	2016	2017
Scheduled Deliveries	10.9	11.2	10.4	4.7	2.6	6.5	10.2
Actual Deliveries	6.6	7.4	4.6	1.3	1.7	4.1	7.8
Slippage Rate (%)	39.1	34.1	56.1	73.2	35.5	36.7	23.4
Source: Drewry
In 2017, VLCC and Suezmax deliveries amounted to 15.2 and 7.8 million dwt, respectively, compared with 14.3 and 4.1 million dwt, respectively in 2016. As a result of these changes, the VLCC and Suezmax fleets grew by 5.6% and 8.5% respectively in 2017.

VLCC/Suezmax Tanker Deliveries: 2007 to 2017
('000 Dwt)
Source: Drewry
At its peak in 2008, the VLCC and Suezmax tanker order books were each equivalent to 50% of the existing fleets, which led to high levels of new deliveries in both sectors between 2009 and 2012. The orderbook as a percentage of the existing fleet declined in the period 2010-13, due to low levels of new ordering. However, with the upturn in new ordering activity in 2014 and 2015, the VLCC and Suezmax orderbook to fleet ratios rose to 19.4% and 24.7% respectively in December 2015. As a result of lower levels of new ordering and deliveries from the orderbook, the orderbook for VLCC and Suezmax vessels as of January 31, 2018 were equivalent to 12.7% and 10.2% of the existing fleets respectively.

VLCC & Suezmax Orderbook:
(Percent Existing Fleet)
* As on January 2018
Source: Drewry
As of January 31, 2018, the total crude tanker orderbook comprised 237 vessels with aggregate capacity of 47.1 million dwt. The orderbook for Suezmax tankers was 51 vessels representing 8.1 million dwt (excluding shuttle tankers), and for VLCCs the orderbook was 92 vessels representing 28.7 million dwt.

Crude Oil Tanker (1) Orderbook January 31, 2018

Size Dwt		Existing Fleet		Scheduled Deliveries								Total Orderbook		% Existing Fleet
				2018		2019		2020		2021
		No.	m dwt	No.	m dwt	No.	m dwt	No.	m dwt	No.	m dwt	No.	m dwt	No	Dwt

VLCC	200,000 +	735	225.8	46	14.4	36	11.2	8	2.5	2	0.6	92	28.7	12.5%	12.7%
Suezmax	120-199,999	505	79.1	34	5.4	14	2.2	2	0	1	0.2	51	8.1	10.1%	10.2%
Aframax	80-119,999	622	67.6	53	6.0	20	2.3	8	0.9	5	0.6	86	9.7	13.8%	14.4%

Total		1,862	372.5	133	25.7	70	15.7	18	3.7	8	1.4	229	46.5	12.3%	12.5%
(1) Excludes product tankers and in the case of Suezmax shuttle tankers
Source: Drewry
Tanker supply is also affected by vessel scrapping or demolition. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain its “in-class” status. Often, particularly when tankers reach approximately 25 years of age, the costs of conducting the class survey and performing required repairs become economically inefficient. In recent years, most oil tankers that have been scrapped were between 18 and 23 years of age.
 In addition to vessel age, scrapping activity is influenced by freight markets as well as steel prices. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. The chart below indicates that vessel scrapping was much higher from 2010 to 2014 than in the preceding five years. Firm freight rates in 2015 and 2016 also encouraged the ship-owners to defer the scrapping of older tonnage and demolitions in these two years were substantially lower compared to that of during 2010-14. However weak freight rates in third quarter of 2017 accelerated demolition and a total of 58 crude tankers totaling 8.9 million dwt were sold to scrapyards in 2017.

Crude Oil Tanker Scrapping: 2007 to 2017
('000 Dwt)
Source: Drewry
Two other important factors are likely to affect crude tanker supply in the future. The first is the requirement to retrofit ballast water management systems (“BWMS”) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments. The IMO ballast water management (“BWM”) Convention contains an environmentally protective numeric standard for the treatment of ship's ballast water before it is discharged. This standard, detailed in Regulation "D-2" of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO "D-2" standard is also the standard that has been adopted by the U.S. Coast Guard's ballast water regulations and the U.S. EPA's Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017 the IMO extended the regulatory requirement of compliance to BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date. For a VLCC tanker, the retrofit cost could be as much as $3.0 million per vessel including labor. Expenditure of this kind will be another factor impacting on the decision to scrap older vessels once the BWM convention comes into force in September 2019.
The second factor that is likely to impact on future vessel supply is the drive to introduce low sulfur fuels. For many years heavy fuel oil (“HFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is “dirty” from an environmental point of view.
The sulfur content of HFO is extremely high and it is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (“SO2”), an important source for acid rain as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (“PM”), which are directly tied to the sulfur content of the fuel.
The IMO, the governing body of international shipping, has made a concerted effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (“ECAs”) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (“ppm”). From 2020, ships sailing outside ECAs will switch to marine gas oil with permitted sulfur content up to 5,000 ppm. This will create openings for a variety of new fuels, or major capital expenditure for costly “scrubbers” to be retrofitted on existing ships and, as such, it will be another factor hastening the demise of older ships whose propulsion systems are based on the use of HFO.
Within the context of the wider market, increased vessel scrapping is a positive development, as it helps to counterbalance new ship deliveries and moderates the fleet growth.

The Crude Oil Tanker Freight Market
Types of Charter
Oil tankers are employed in the market through a number of different chartering options, described below.

•
A bareboat charter involves the use of a vessel usually over longer periods of up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

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

•
A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating, voyage and capital costs are borne by the shipowner. The freight rate is normally agreed on a per cargo ton basis.

Tanker Freight Rates
Worldscale is the tanker industry’s standard reference for calculating freight rates. Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.
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
The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market, as compared to the tanker market as a whole. The chart below illustrates monthly changes in TCE rates for VLCC and Suezmax tankers during the period from January 2007 to January 2018.

VLCC/Suezmax Tanker Time Charter Equivalent (TCE) Rates: 2007 to 2018*
(US$/Day)
* Through to January 2018
Source: Drewry
After a weak phase between 2009 and the first half of 2014, tanker freight rates started rising in the second half of 2014, the main stimulus being the fall in oil prices and rising oil consumption. In addition, key oil-importing countries such as India and China started building Strategic Petroleum Reserves (SPRs).
In the last quarter of 2015, VLCC spot rates surged benefiting from seasonal demand and low growth in fleet supply. However, a wave of newbuilding deliveries in 2016 outpaced demand and average TCE rates in 2016 were approximately 40% lower than 2015. A spate of newbuilding deliveries in 2017 aggravated the situation further and average TCE rates dropped by a further 45% in 2017.

VLCC/Suezmax 1 Year Time Charter Rates: 2007 to 2018*
(US$/Day Period Averages)
* Through to January 2018
Source: Drewry

In the tanker market, independent ship owners have two principal employment options - either the spot or time charter markets or a combination of both. How tankers are deployed varies from operator to operator, and also influenced by the market conditions. In a buoyant market, the companies that prefer to deploy vessels on the spot market will gain more as they will benefit from the rise in freight rates. Broadly speaking, a ship owner with an operating strategy, which is focused on the time charter market, will experience a more stable income stream and they will be relatively insulated against the volatility in spot rates.
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
Newbuilding prices for tankers of all sizes rose steadily between 2004 and mid-2008. This was due to a number of factors, including high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of strengthening steel prices and the weakening U.S. dollar. Prices weakened in 2009 as a result of a downturn in new ordering and remained weak until the second half of 2013, when they slowly started to rise.
Newbuild prices increased by an average of 10% across vessel class in 2014, but they declined marginally in 2015 because of weaker steel prices and spare capacity at shipyards on account of negligible activity in other sectors of maritime industry. Average new building prices for VLCCs in 2015 dropped by 2.4% year on year, while for Suezmax tankers, prices were flat between 2014 and 2015. Spare capacity at shipyards coupled with low ordering in 2016 led to further decline of 10% to 12% in newbuilding prices of crude tankers. However, newbuild price data for last twelve months suggest that prices have stabilized; as of January 2018, indicative VLCC and Suezmax newbuild prices were estimated at US$ 82m and US$ 55m respectively.
VLCC/Suezmax Tanker Newbuilding Prices: 2007 to 2018*
(US$ Million)
* Through to January 2018
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
The chart below illustrates the movements of prices for secondhand (5 year old) oil tankers between 2007 and 2018. After remaining range bound between 2010 and 2013, secondhand vessel prices started recovering in 2014-15, but a sharp decline in earning capabilities of vessels in 2016 reversed the trend and secondhand prices plunged by 25-30% during the year. However, it is evident from the data available that second hand prices were stable for much of 2017. That said, second hand prices of crude tankers are well below the last peak witnessed in 2008. As of January 2018, five year old VLCC and Suezmax vessels were changing hands at US$ 62m and US$ 40m respectively.

VLCC/Suezmax Tanker Secondhand Prices – 5 Year Old Vessels: 2007 to 2018*
( US$ Millions)
* Through January 2018
Source: Drewry

OVERVIEW OF THE OFFSHORE OIL AND GAS INDUSTRY
All the information and data in this annual report about the offshore oil industry has been provided by Energy Maritime Associates (EMA), an independent strategic planning and consulting firm focused on the marine and offshore sectors. EMA has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, EMA has advised that: (a) certain information in EMA’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in EMA’s database; (c) while EMA has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Brief History of the Offshore Industry
Over the past 20 years global oil demand has grown at an average annual rate of 1.2%. With the exception of two years during the global financial crisis in 2008 and 2009, oil demand has increased year after year during this period. The Energy Information Administration (EIA) forecasts world oil production will grow to 113 million barrels per day (b/d) by 2040.
The offshore oil and gas industry can generally be defined as the extraction and production of oil and gas offshore. From a more nuanced perspective, it is a highly technical industry with significant risks, but whose rewards are high. Unlike on-shore developments, where drilling and processing equipment be constructed onsite, often with access to existing infrastructure, offshore developments have additional engineering and logistical requirements in designing, transporting, installing and operating facilities in remote offshore environments. Because of this, each production unit is unique and designed for the specific field’s geological and environmental characteristics including hydrocarbon specifications, reservoir requirements (water/gas/chemical injection), well/subsea configuration, water depth, and weather conditions (above and below the water).
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
Floating Production and Storage (or FPS) and Floating, Production, Storage and Offloading unit (or FPSO) units emerged in the 1970s. Since that time, FPS units have been installed in increasing water depths, with the deepest unit now operating in 2,900 meters of water. Water depths are currently defined as shallow (less than 1,000 meters), deepwater (between 1,000 meters and 1,500 meters), and ultra-deepwater (greater than 1,500 meters). Units installed before 2000 were almost all shallow water. Since 2000, 35% of units have been installed in deepwater including 15% in ultra-deepwater. For units currently on order, 56% are in deepwater, including 50% in ultra-deepwater. Other types of FPS units include Spar, Tension-Leg Platform (TLP), and Semi-submersible (Semi), which are well suited to deepwater. For liquefying gas and then converting it back to gas, Floating Liquefied Natural Gas and Floating Storage Regas Unit (FSRU) can be used. Mobile Offshore Production Units (MOPU), and Floating Storage Offloading Units (FSO) are popular for shallow water developments.
The geographical range of the FPS industry has also changed over the years. For the first few decades of industry activity, projects were concentrated in the Gulf of Mexico and the North Sea. However, with discoveries of new hydrocarbon basins, the location of offshore developments expanded to include most parts of the world, with Brazil, West Africa, and Southeast Asia now leading the way.

Source: Energy Maritime Associates, December 2017

Along with increasing water depth, the size and complexity of these offshore developments has also grown, which in turn has increased the size and complexity of the FPS units. Project development cycles have increased in time, complexity, and cost. In particular, the time between initial discovery and starting production is now five to ten years. However, over the past few years there has been a concerted effort to reduce field development costs by reducing the number of interfaces and re-using standardized designs as much as possible. It remains to be seen how sustainable and lasting these changes will be.
Contract Awards and Orderbook
Production from floating production systems has been increasing over the past 20 years, but not in a consistent manner. Approval of these projects depends largely on the oil price expectation at the time and the related production potential associated with the specific project. As a result, the orders for FPS units generally follow the price of oil. However, oil price is not the only factor. Development costs also play a major role in determining the economic viability of a project. After the price of Brent crude dropped to $34 per barrel in 2008, only 10 FPS units were awarded in 2009. As the price of Brent crude recovered to over $100 per barrel, 25-33 FPS units were awarded each year from 2010-2014. Following the sharp decline in oil prices, FPS orders dropped to 15 units in 2015 and 17 in 2016. With the oil price recovery, by 2017 there were 27 awards, ten more than the previous year and back to the level before the oil price crash.

FPS Systems Awarded from 2007-2017
Excludes MOPUs; Production Barges included in FPSO count
Number of Units
35
30
25
20
15
10
5
0
23
23
10
30
30
33
25
27
15
17
27
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Type Unit (group)
FLNG
TLP
SPAR
Semi
FSO
FSO (LNG)
FSRU
BARGE & FPSO

Source: Energy Maritime Associates, December 2017
Currently Installed Units
As of December 2017, there are 289 FPS systems in service worldwide comprised of FPSOs (60%) of the current total, Production Semis (12%), TLPs (9%), Production Spars (7%), FSRUs (7%), Production Barges (3%), and FLNGs (1%). This does not include 35 production units and six floating storage/offloading units that are available for re-use. Another 104 floating storage/offloading units (without production capability) are in service.

Source: Energy Maritime Associates, December 2017
Global Distribution of Installed Units by Type:
Source: Energy Maritime Associates, December 2017

Source: Energy Maritime Associates, December 2017
Markets
The top five regions for floating production systems are Southeast Asia (23%), Africa (18%), Brazil (16%), Gulf of Mexico (“GOM”) (13%), and Northern Europe (“NE”) (12%). The type of systems varies widely from region to region - FSOs are the dominant type in Southeast Asia (“SEA”) due to the relatively shallow water depths and lack of infrastructure. In this type of environments, a fixed production platform and FSO is often the most economic development option.
The current order backlog consists of 49 production floaters, seven FSOs (four Oil and three LNG) and four Mobile Offshore Production Units, or MOPUs. Within the backlog, 29 units are utilizing purpose-built hulls and 20 units are based on converted hulls. Of the production floaters being built, 24 are owned by field operators, 25 by leasing contractors.
Since 1997, the production floater order backlog has ranged from a low of 17 units in 1999 to a peak of 70 units in the first half of 2013. Within this period, there have been multiple cycles: a downturn in 1998 and 1999 followed by an upturn from 2000 to 2002 of 17 to 39 units, relative stability in 2003 and 2004, an upturn from 2005 to 2007 from 35 to 67 units followed by a downturn from 2008 to 2009 down to 32 units, an upturn between 2010 and 2013 to 70 units, and a gradual decline to near 50 units by the end of 2016.
The leading destinations for the oil FSOs currently on order are Northern Europe and Southeast Asia.
Source: Energy Maritime Associates, December 2017

Most Attractive Growth Regions
Between 2023 and 2028, Brazil and West Africa are expected to continue to be the most attractive areas for offshore projects and present ample investment opportunities according to respondents of EMA’s 2018 industry sentiment survey. As of December 2017, these two regions account for 33% (80 out of 241) potential floating production projects in the planning process. Other industry participants believe that Southeast Asia and GOM-Mexico present the next largest growth opportunities globally. New shallow and deep water projects requiring FPSOs and FSOs are expected to increase dramatically following reforms in Mexico to allow foreign investment. East Africa is also expected to see new floating production units, following large gas discoveries in Mozambique and Tanzania.
Source: Energy Maritime Associates, December 2017
The FSO Market
FSOs provide field storage and offloading in a variety of situations. FSOs are primarily used in conjunction with fixed platforms, MOPUs and production floaters (Semis, TLPs, Spars) to provide offshore field storage of oil and condensate. They are also used as offshore storage/export facilities for onshore production fields and as storage/blending/transshipment terminals for crude oil or refined products. Most FSOs store oil, although there are a few FSOs that store liquefied natural gas (LNG) or liquefied petroleum gas (LPG).
FSOs range from simple tankers with few modifications to purpose built and extensively modified tankers with significant additional equipment at a total cost ranging between $250 and $300 million. Oil storage capacity on FSOs varies from 60,000 barrels to 3 million barrels. FSO Asia and the FSO Africa, which are co-owned by Euronav, are among the largest and most complex FSOs in operation. Water depth ranges from 15 meters to 380 meters with the exception of an FSO located in Brazil’s Marlim Sul field (1,180 meters). There is no inherent limitation on water depth for FSOs.
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
Approximately 50% of FSOs in service are positioned in Southeast Asia. Around another 15% are in West Africa. The others are spread over the Middle East, India, Northern Europe, Mediterranean, Brazil, and elsewhere.
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
Trends in FSO orders
30 orders for FSOs have been placed over the past five years, an average of 6.0 annually. While the majority of FSOs were converted from oil tankers, approximately 25% of these units were purpose-built as FSOs. This is in line with the currently installed fleet profile.
Forecast Summary
EMA is tracking 25 potential projects in the planning stage that may require an FSO. The number of FSO projects in the planning pipeline is down slightly from last year. In 2013 there were 29 FSO projects visible. FSO projects can typically be developed more quickly than other FPS developments and therefore there are a number of projects to be awarded in the next five years that are not yet visible.
The prospects for the FSO sector remain good, supported by the rising oil price environment and drilling activity. Utilization of jack-up drilling rigs increased dramatically from 40% in the beginning of 2017 to over 70% by mid-year, although rates have remained extremely low due to competition. In Southeast Asia, the most popular development option is an FSO, in conjunction with a fixed platform or MOPU.
The vast majority of FSO orders will continue to go to Southeast Asian countries including Thailand, Vietnam, Indonesia, and Malaysia, but there has been increased activity in the North Sea and Mediterranean as well. Mexico is also a large potential market for FSO solutions, which would be ideal for many shallow water developments.
From 2018-2022, converted oil tankers will remain the dominant choice for FSOs. Newbuilt units will be used for some projects in the North Sea as well as for condensate FSOs on gas fields. We expect between 14-20 conversion and 3-7 newbuilding orders over the next five years. In addition, we expect 3-8 FSO orders to be filled by redeployed units. Currently there are 21 idle FPSOs and 6 idle FSOs, with 20 more potential units coming off contract over the next five years.
Between $2.1 and $4.1 billion is expected to be spent on FSO orders over the next five years, with the mid-case being $3.1 billion. Around 60% will be spent on conversions, 25% on newbuildings, and 15% on redeployments. The purpose-built units will cost in the range of $125 to $200 million. Converted units will cost an average of around $100 million. Capital cost for redeployed units would depend on the value assigned to the existing asset, but should be lower than a converted unit. Where the capex falls in this range depends on the hull size, design life and mooring/ offloading system needed.
In the past, the majority of vessels chosen for conversion were between 20 and 25 years old. However, this trend is changing as companies increasingly scrutinize the quality and hull fatigue of the units earmarked as conversion candidates. Some recent FPSO conversion projects have selected newbuilt or units as young as 5 years old.
FSO conversion work is being carried out in Chinese yards, but some of the more complex FSO projects will be continue to be performed in Singapore and Malaysia. Most newbuilt units have been constructed by the Chinese and Korean yards. However Sembcorp shipyard in Singapore was awarded a contract in 2015 for a high spec unit destined for the UK’s Culzean field.

Competition
Competition in the FSO market includes tanker owners, specialized FSO/FPSO contractors, and engineering/construction companies in the floating production sector. Tanker owners tend to compete for projects which require less modification and investment. Companies such as Teekay Offshore Partners L.P., Knutsen NYK Offshore Tankers AS, Malaysia International Shipping Corporation Berhad, and Omni Offshore Terminals Pte Ltd target more complex FSO projects with higher specifications and client requirements. FPSO contractors such as MODEC Inc, SBM Offshore N.V., and BW Offshore Limited had competed in the FSO market in the past, but are now primarily focused on large FPSO projects.
Most clients conduct a detailed pre-qualification screening before accepting proposals. Pre-qualification requirements include: FSO conversion and operation experience, health, safety, environment systems and procedures, access to tanker for conversion, and financial resources.
Contract Structure
As part of the overall offshore field development, most FSOs are leased on long-term (5 to 15 years), fixed rate service contracts (normally structured as either a time charter or a bareboat contract). The FSO is essential to the field production as oil is exported via the FSO. Typically, the FSO contract has a fixed period as well as additional extension periods (at the charterer’s option) depending on the projected life of the development project. The FSO is designed to remain offshore for the duration of the contact, as opposed to conventional tankers, which have scheduled drydocking repairs every 2 to 3 years. Depending on tax treatment and local regulations, some oil companies elect to purchase the FSO rather than lease it, particularly when the unit is expected to remain on site for over 20 years. However, there have been FSO lease contracts for 20 or even 25 years.

Environmental and Other Regulations
Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modification and implementation costs.
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
We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and environmental safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We are confident that the operation of our vessels is in full compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

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
In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections, or "2011 ESP Code" during Surveys of Bulk Carriers and Oil Tankers, which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.
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
The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a reduction of sulfur oxide emissions from ships. At MEPC 70, it was agreed to implement the global 0.5% sulphur limit from 1 January 2020. At MEPC 71, to implement the global 0.5% sulphur limit, additional measures to promote an appropriate implementation of the global limit were considered. It was agreed that the consideration on this matter will be made at Sub-Committee on Pollution Prevention and Response (PPR), and the completion of this work item should be in 2019. By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content. Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. At MEPC 70 & 71, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after draft amendments are presented at MEPC's next session. The U.S. ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.
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
As determined at the MEPC 70 as well as MEPC71, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

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
Safety Management System Requirements
The SOLAS Convention amongst others address issues related to the safe manning of vessels and emergency preparedness, training and drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We are confident that all of our vessels are in full compliance with SOLAS and LL Convention standards.
Chapter IX of the SOLAS Convention, introduces the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”). Our operations are also subject to environmental standards and requirements (i.e. ISO 14001, EPA, OPA 90, EU Directives). The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Chapter II-1 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. SOLAS regulation II-1/3-10 Goal-based ship construction standards as amended, set for application to new oil tankers and bulk carriers., in order to satisfy applicable structural requirements.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Latest IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). All seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The Maritime Labour Convention, 2006 (MLC, 2006), adopted by the International Labour Organization, is the fourth pillar of the international maritime regulatory regime. It both fills a gap in the 1982 United Nations Convention on the Law of the Sea and complements the International Maritime Organization’s core conventions. The MLC has two pripary purposes: (1) to bring the system of protection contained in existing labour standards closer to the workers concerned, in a form consistent with the rapidly developing, globalized sector (ensuring “decent work), and (2) to improve the applicability of the system so that shipowners and governments interested in providing decent conditions of work do not have to bear an unequal burden in ensuring protection (“level-plying field” - fair competition).
MLC often called the “fourth pillar” of International maritime regulatory regime, because it stands besides the key IMO Conventions (SOLAS, MARPOL & STCW) that support quality shipping and held to eliminate substandard shipping. The MLC requires that vessel operators obtain an MLC Compliance certificate for each vessel they operate. We are confident that all of our vessels are in full compliance with MLC Convention.

Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents.
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
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the “VGP”). On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent (“NOI”) at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.
The USCG regulations adopted under the U.S. National Invasive Species Act (“NISA”) impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters. The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology. The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3-first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3-first scheduled drydock after January 1, 2016. All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.
The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards. Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
Two recent United States court decisions should be noted. First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. The effect of such redrafting remains unknown. Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States rule (WOTUS), which aimed to expand the regulatory definition of “waters of the United States,” pending further action of the court. In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers to publish a proposed rule rescinding or revising the WOTUS rule. In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President’s order, under which the Agencies will interpret the term “waters of the United States” to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020. Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.

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
The E.U. has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The E.U. also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the E.U. with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol of the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. president announced that the U.S. is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in the second quarter of 2018. The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. The outcome of this order is not yet known. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events (see risk factor on climate change).

International Labour Organization
The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
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
We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place for such use as of January 1, 2018:

•	Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $197,303.

•	Greece, located at 31-33 Athinon Avenue, Athens, Greece 10447, for a yearly rent of $358,704.

•	France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a total yearly rent of $32,733.

•	United Kingdom, London, located at Moreau House, 3rd Floor, 116 Brompton Road, London SW3 1JJ for a yearly rent of $10,524 (our former London office) through January 2018.

•
United Kingdom, London, located at 81-99 Kings Road, Chelsea, London SW3 4PA, 1-3 floor, for a yearly rent of $1,010,366. We sublease part of this office space to third parties and received a total yearly rent of $749,871 (our new London office).

•	Singapore, located at 10 Hoe Chiang Road # 10-04, Keppel Tower, Singapore 089315, for a yearly rent through June 2018 of $28,424.

•	Hong Kong, located at Room 2503-05 25th Floor Harcourt House 39 Gloucester Road Wanchai Hong Kong, for a yearly rent of $14,046.
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

•	The spot rate and time charter market for VLCC and Suezmax tankers;

•	The number of vessels in our fleet;

•	Utilization rates on our vessels, including actual revenue days versus non-revenue ballast and off-hire days;

•	Our ability to maintain and grow our customer relationships;

•	Economic, financial, regulatory, political and government conditions that affect the tanker shipping industry;

•	The earnings on our vessels;

•	Gains and losses from the sale of assets and amortization of deferred gains;

•	Vessel operating expenses, including in some cases, the fluctuating price of fuel expenses when our vessels operate in the spot or voyage market;

•	Impairment losses on vessels;

•	Administrative expenses;

•	Acts of piracy or terrorism;

•	Depreciation;

•	Drydocking and special survey days, both expected and unexpected;

•	Our overall debt level and the interest expense and principal amortization; and

•	Equity gains (losses) of unconsolidated subsidiaries and associated companies.
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
The following table presents our average TCE rates (in U.S. dollars) and vessel operating days, which are the total days the vessels were in our possession for the relevant period, net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys for the periods indicated:

	Year ended December 31, 2017			Year ended December 31, 2016			Year ended December 31, 2015
	REVENUE			REVENUE			REVENUE
	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool
TANKER SEGMENT*
VLCC
Average rate	$39,629	$—	$27,773	$42,618	$47,384	$41,863	$41,981	$30,734	$55,055
Vessel Operating days	1,882	—	8,977	1,918	468	8,167	954	380	8,311
SUEZMAX
Average rate	$22,131	$18,002	—	$26,269	$27,498	—	$35,790	$41,686	—
Vessel Operating days	1,886	4,934	—	2,105	4,646	—	2,297	4,483	—
FSO SEGMENT**
FSO
Average rate	$163,975	—	—	$178,650	—	—	$178,778	—	—
FSO Operating days	365	—	—	366	—	—	365	—	—
* The figures for the tanker segment do not include our economic interest in joint ventures.
**The figures for the FSO segment are included and presented at our economic interest, 50%.

Through pooling mechanisms, we receive a weighted, average allocation, based on the total spot results earned by the total of pooled vessels (reflected under "Pool" in the table above), whereas results from direct spot employment are earned and allocated on a one-on-one basis to the individual vessel and thus owner of the according vessel (reflected under "Spot" in the table above).
Vessel Useful Lives and Residual Values
The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased plus any additional capital expenditures less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 25 years are used. Newbuildings are depreciated from delivery from the construction yard. Purchased vessels and FSOs converted later into an FSO are depreciated over their respective remaining useful lives as from the delivery of the construction yard to its first owner.
On December 31, 2017, all of our owned vessels were of double hull construction. If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.
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
FSO Impairment
Due to the fact that FSO vessels are often purposely built for specific circumstances, and due the absence of an efficient market for transactions of FSO vessels, the carrying values of our FSOs may not represent their fair values at any point in time. The carrying amounts of our FSOs are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single FSO. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.
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
 In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations. Specifically, in estimating future charter rates or service contract rates, management takes into consideration estimated daily rates for each asset over the estimated remaining lives. The estimated daily TCE rates are based on the trailing 10-year historical average rates, based on quarterly average rates published by an independent third-party maritime research service. Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable, even though the standard deviation of the 10-year average has increased in 2017 compared to 2016 for the tanker segment, on both VLCC and Suezmax. Also, the 10-year average used in the computation of value in use (for both VLCC and Suezmax) as of December 31, 2017 includes the year 2008, which was an exceptional high year in terms of TCE achieved by both the VLCC and Suezmax fleets. When using 5-year historical charter rates in this impairment analysis, the impairment analysis as at December 31, 2017 indicates a total impairment amount of $5.7 million for the tanker fleet, and when using 1-year historical charter rates in this impairment analysis, the impairment analysis as at December 31, 2017 indicates a total impairment amount of $427.3million for the tanker fleet. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates for the remaining period of the charter as well as management's best estimate of daily rates for future periods. The WACC used to calculate the value in use of our assets is derived from our actual cost of debt and the cost of equity as reported on Bloomberg and without adjustment, which we believe reflects the appropriate cost of equity. However given the significant increase of the WACC in 2017 when compared to 2016, we will continue monitoring it to see if it necessitates any adjustment to reflect more accurately our cost of equity.
Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved over the last 5 years, vessels useful lives and estimates of residual values consistent with our depreciation policy.

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
Our Fleet—Vessel Carrying Values
During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that for the years ended December 31, 2017 and 2016, no impairment was required.
The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2017 and December 31, 2016. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment". We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values (For Vessels or for the CGU as appropriate and defined in the Critical Accounting Policies - Vessel Impairment). For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel if an agreement has been reached for such sale or an estimate of basic market value if an agreement for sale has not been reached as of this annual report.

			(In thousands of USD)
Vessel Type	Numbers of Vessels at December 31, 2017	Numbers of Vessels at December 31, 2016	Carrying Value at December 31, 2017	Carrying Value at December 31, 2016
VLCC (includes ULCC) (1)	25	26	1,667,308	1,694,506
Suezmax (2)	18	19	604,192	688,657
Vessels held for sale	—	—	—	—
Total	43	45	2,271,500	2,383,163

(1)
As of December 31, 2017, 20 of our VLCC owned vessels (December 31, 2016: 19) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $1,462.5 million (December 31, 2016: $1,432.2 million), which exceeded their aggregate market value by approximately $244.2 million (December 31, 2016: $298.0 million).

(2)
As of December 31, 2017, 16 of our Suezmax owned vessels (December 31, 2016: 17) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $598.2 million (December 31, 2016: $664.8 million), which exceeded their aggregate market value by approximately $191.6 million (December 31, 2016: $204.7 million).

The table above only takes into account the fleet that is 100% owned by us and therefore does not take into account the FSOs as they are accounted for using the equity method.

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
As of December 31, 2017 and December 31, 2016 we had no vessels as a non-current asset held for sale.
Drydocking-Component approach
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in drydock. Components installed during dry-dock with a useful life of more than 1 year, are depreciated over their estimated useful life (2.5-5 years).

Fleet Development
The following table summarizes the development of our fleet as of the dates presented below*:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
VLCCs
At start of period	30.0	28.5	27.5
Acquisitions	2.0	3.5	3.0
Dispositions	(3.0)	(5.0)	(1.0)
Chartered-in	—	3.0	(1.0)
At end of period	29.0	30.0	28.5
Newbuildings on order	—	2.0	3.0
Suezmax
At start of period	19.0	20.0	21.0
Acquisitions	—	1.0	—
Dispositions	(1.0)	(1.0)	(1.0)
Chartered in	—	(1.0)	—
At end of period	18.0	19.0	20.0
Newbuildings on order	4.0	2.0	—
FSO
At start of period	1.0	1.0	1.0
Acquisitions	—	—	—
Dispositions	—	—	—
Chartered in	—	—	—
At end of period	1.0	1.0	1.0
Newbuildings on order	—	—	—
Total fleet
At start of period	50.0	49.5	49.5
Acquisitions	2.0	4.5	3.0
Dispositions	(4.0)	(6.0)	(2.0)
Chartered in	—	2.0	(1.0)
At end of period	48.0	50.0	49.5
Newbuildings on order	4.0	4.0	3.0
* This table includes the two vessels that we own through joint venture entities, which we recognize in our income statement using the equity method, at our respective share of economic interest. This table does not include vessels acquired, but not yet delivered.
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

On June 2, 2016, we entered into a Share Swap and Claims Transfer Agreement whereby (i) we transferred our 50% equity interest in Moneghetti Shipholding Ltd., or Moneghetti, and Fontvieille Shipholding Ltd., or Fontvieille, and, as consideration therefor, acquired from Bretta its 50% ownership interest in Fiorano Shipholding Ltd., or Fiorano, and Larvotto Shipholding Ltd., or Larvotto; and (ii) we transferred our claims arising from the shareholder loans to Moneghetti and Fontvieille and acquired Bretta’s claims arising from the shareholder loans to Fiorano and Larvotto. In addition, we paid $15.1 million to Bretta as compensation for the difference in value of the vessels. As a result of this transaction, our equity interest in both Fiorano and Larvotto increased from 50% to 100% and we are now the sole owner of the Suezmaxes Captain Michael and the Maria, respectively. We no longer have an equity interest in Moneghetti or Fontvieille, which now fully own the Suezmaxes Devon and the Eugenie, respectively. Effective as of the same date, Fiorano and Larvotto are fully consolidated within our consolidated group of companies. We refer to these transactions collectively as the Share Swap and Claims Transfer Agreement.
On August 16, 2016, we entered into an agreement for the acquisition through resale of two VLCCs which are under construction at Hyundai for an aggregated purchase price of $169 million or $84.5 million per vessel. The two VLCCS,  Ardeche and Aquitaine, were delivered to us on January 12, 2017 and January 20, 2017 respectively.
 On October 3, 2016, we entered into construction contracts with Hyundai for two high specification Ice-Class Suezmax vessels from Hyundai, which we expect will be delivered to us in the first half of 2018.
 On November 1, 2016, we entered into an agreement to purchase the VLCC V.K. Eddie from our 50% joint venture Seven Seas Shipping Ltd., or Seven Seas, at a price of $39.0 million.
 On April 27, 2017, we entered into newbuilding contracts for the construction of two additional high specification Ice Class Suezmax vessels from Hyundai shipyard in South Korea. We expect that these vessels will be delivered to us during the second half of 2018.
Vessel Sales and Redeliveries
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
On October 27, 2016 and November 27, 2016, we redelivered the VLCC KHK Vision and the Suezmax Suez Hans, respectively, to their owners upon the conclusion of their respective time charter-in periods .
On December 16, 2016, we entered into a five-year sale and leaseback agreement with an unrelated third-party for four VLCCs. The four VLCCs are the Nautilus, the Navarin, the Neptun, and the Nucleus. The transaction assumed a net en-bloc sale price of $185 million and produced a gain of $41.5 million which was recorded in the fourth quarter of 2016. However, because there was a total difference of $5.0 million between the observable fair value of the assets ($181 million) and the sale price ($186 million), this excess has been deferred and is being amortized over the period for which the asset is expected to be used (in this case, the duration of the lease, which is 5 years.).
 On May 23, 2017, the Company sold the VLCC TI Topaz (2002 – 319,430 dwt), one of its two oldest VLCC vessels, for $21.0 million. The loss on that sale of $21.0 million, was recorded in the second quarter.
On November 10, 2017, the Company sold the VLCC Flandre (2004 - 305,688 dwt) for $45.0 million to a global supplier and operator of offshore floating platforms. The Company recorded a gain of $20.3 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on December 20, 2017 and will be converted into an FSPO by her new owner and will therefore leave the worldwide VLCC trading fleet.

On November 16, 2017, the Company sold the Suezmax Cap Georges (1998 - 146,652 dwt) for $9.3 million. The Company recorded a gain of $8.5 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on November 29, 2017.
On November 17, 2017, the Company sold the VLCC Artois (2001 - 298,330 dwt) for $21.8 million. The Artois was the oldest vessel in the Company’s VLCC fleet. The Company recorded a gain of $7.7 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on December 4, 2017.

A.  Operating Results

Year ended December 31, 2017, compared to the year ended December 31, 2016
Total shipping revenues and voyage expenses and commissions.
The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2017 and 2016:

(US$ in thousands)	2017	2016	$ Change	% Change
Voyage charter and pool revenues	394,663	544,038	(149,375)	(27)%
Time charter revenues	118,705	140,227	(21,522)	(15)%
Other income	4,902	6,996	(2,094)	(30)%
Total shipping revenues	518,270	691,261	(172,991)	(25)%
Voyage expenses and commissions	(62,035)	(59,560)	(2,475)	4%
Voyage Charter and Pool Revenues.    Voyage charter and pool revenues decreased by 27%, or $149.4 million, to $394.7 million for the year ended December 31, 2017, compared to $544.0 million for 2016. This decrease was due to a decrease in the average TCE rates for VLCCs and Suezmax tankers from $42,243 per day and $27,114 per day, respectively in 2016 to $29,827 and $19,144, respectively in 2017. This decrease in the average TCE was partially offset by an increase of the total number of vessel operating days.
Time Charter Revenues.    Time charter revenues decreased by 15%, or $21.5 million, to $118.7 million for the year ended December 31, 2017, compared to $140.2 million for 2016.  This decrease was due to several time charter contracts that ended without being renewed during the course of 2017 combined with deteriorating spot market conditions that resulted in lower profit splits existing on some of those contracts.
Other Income.    Other income decreased by 30%, or $2.1 million, to $4.9 million for the year ended December 31, 2017, compared to $7 million for 2016. Other income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage, such as insurance rebates received based on changes in our vessels' trading patterns.
Voyage Expenses and Commissions.    Voyage expenses and commissions increased by 4% or $2.5 million, to $(62.0) million for the year ended December 31, 2017, compared to $(59.6) million for 2016. This increase was primarily due to increased of oil prices which increased bunker expenses, the largest component of voyage expenses and fewer vessels operating under a long term time charter.
Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.
The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2017 and 2016:

(US$ in thousands)	2017	2016	$ Change	% Change
Net gain (loss) on lease terminations	—	—	—	0%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale and loss on disposal of investments in equity-accounted investees)	15,511	26,245	(10,734)	(41)%

Net gain (loss) on lease terminations.    We did not terminate any leases during the years ended December 31, 2017 and 2016.
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale, and loss on disposal of investments in equity-accounted investees).    Net gain (loss) decreased by 41%, or $10.7 million, to a net gain of $15.5 million for the year ended December 31, 2017, compared to a net gain of $26.2 million for 2016.
The net gain on sale of assets of $15.5 million in 2017 , represents the difference between a gain of $8.5 million recorded on the sale of the Suezmax Cap Georges, a gain of $7.7 million on the sale of the VLCC Artois, a gain of $20.3 million recorded on the sale of the VLCC Flandre and a loss of 21.0 million on the sale of the VLCC TI Topaz.
The net gain on sale of assets of $26.2 million in 2016 represents the difference between a gain of $13.8 million recorded on the sale of the VLCC Famenne, a gain of $36.5 million recorded on the sale and lease back transaction of the VLCC Nautilus, Navarin, Neptun and Nucleus, and a loss of $24.1 million on the disposal of the joint ventures with Bretta, where we assumed full ownership of the two youngest vessels, the Suezmax Captain Michael and the Suezmax Maria.
Vessel Operating Expenses.
The following table sets forth our vessel operating expenses for the years ended December 31, 2017 and 2016:

(US$ in thousands)	2017	2016	$ Change	% Change
Total VLCC operating expenses	95,987	100,848	(4,861)	(5)%
Total Suezmax operating expenses	54,440	59,351	(4,911)	(8)%
Total vessel operating expenses	150,427	160,199	(9,772)	(6)%
Total vessel operating expenses decreased by 6%, or $9.8 million, to $150.4 million during the year ended December 31, 2017, compared to $160.2 million for 2016.
VLCC operating expenses decreased by 5%, or $4.9 million, during the year ended December 31, 2017, compared to 2016. The decrease was primarily attributable to various cost savings and positive rate of exchange impact, partly offset by the delivery of the VLCC Ardeche and VLCC Aquitaine in January 2017 and purchase of the VLCC V.K. Eddie in November 2016.
Suezmax operating expenses decreased by 8%, or $4.9 million, during the year ended December 31, 2017, compared to 2016. The decrease was mainly due to lower technical costs in general, partly offset by the acquisition of the Suezmaxes Maria and Captain Michael following the Share Swap and Claims Transfer Agreement. See Item 5. Operating and Financial Review and Prospects-Fleet Development.
Time charter-in expenses and bareboat charter-hire expenses.
The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2017 and 2016:

(US$ in thousands)	2017	2016	$ Change	% Change
Time charter-in expenses	62	16,921	(16,859)	(100)%
Bareboat charter-hire expenses	31,111	792	30,319	3,828%
Total charter hire expense	31,173	17,713	13,460	76%
Time charter-in expenses. Time charter-in expenses decreased by 100%, or $16.9 million, to $0.1 million during the year ended December 31, 2017, compared to $16.9 million for 2016. The decrease was attributable to the expiration of two time charter parties in 2016.
Bareboat charter-hire expenses. Bareboat charter-hire expenses increased by $30.3 million, to $31.1 million for the year ended December 31, 2017, compared to $0.8 million for 2016. The increase was entirely attributable to the sale and leaseback transaction of the VLCCs Nautilus, Navarin, Nucleus and Neptun entered into on December 16, 2016.

General and administrative expenses.
The following table sets forth our general and administrative expenses for the years ended December 31, 2017 and 2016:

(US$ in thousands)	2017	2016	$ Change	% Change
General and administrative expenses	46,868	44,051	2,817	6%
General and administrative expenses which include also, among others, directors' fees, office rental, consulting fees, audit fees and tonnage tax, increased by 6%, or $2.8 million, to $46.9 million for the year ended December 31, 2017, compared to $44.1 million for 2016.
This increase was due to, among other factors, an increase of $0.5 million relating to tonnage tax due to a higher number of VLCCs in the fleet, and an increase of $1.7 million in administrative expenses related to the TI Pool, due to the signing and usage of a senior secured line of credit to fund the working capital in the ordinary course of TI Pool's business of operating a pool of tankers vessels, including but not limited to the purchase of bunker fuel, the payment of expenses relating to specific voyages and supplies of pool vessels, commissions payable on fixtures, port costs, expenses for hull and propeller cleaning, canal costs, insurance costs for the account of the pool, and insurance and fees payable for towage of vessels. The TI Pool's financing expenses are part of the Pool administrative expenses which are borne by the Pool Participants, including Euronav. Furthermore, the audit and other fees increased by $0.6 million for the year ended December 31, 2017, compared to 2016, due to the enhanced effort on internal processes excellence in 2017. Staff costs increased with $0.6 million due to an increased head count.
 This increase was offset partially by a decrease of $0.7 million in directors’ fees, due to a favorable rate of exchange and the resignation of one of our directors.
Depreciation and amortization expenses.
The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2017 and 2016:

(US$ in thousands)	2017	2016	$ Change	% Change
Depreciation and amortization expenses	229,872	227,763	2,109	1%
Depreciation and amortization expenses increased by 1%, or $2.1 million, to $229.9 million for the year ended December 31, 2017, compared to $227.8 million for 2016.
Depreciation increased primarily due to (i) the acquisition and delivery of the VLCCs Ardeche, Aquitaine, Alex, Anne and V.K. Eddie, resulting in an aggregate increase of $15.7 million, (ii) an increase in depreciation of drydock of $3.6 million and (iii) an increase of $3.6 million due to the acquisition of full ownership of the Suezmaxes Maria and Captain Michael following the Share Swap and Claims Transfer Agreement (see Fleet Development). This increase was partially offset by a decrease in depreciations due to (i) the sale and leaseback transaction of the VLCCs Nautilus, Navarin, Nucleus and Neptun entered into on December 16, 2016, resulting in an aggregate decrease of $13.3 million (ii) the sale and delivery of the VLCC TI Topaz to its new owner on June 9, 2017, (iii) the sale and delivery of the Suezmax Cap Georges to its new owner on November 29, 2017, (iv) the sale and delivery of the VLCC Flandre to its new owner on December 20, 2017 and (iv) the sale and delivery of the VLCC Artois to its new owner on December 4, 2017 resulting in a combined decrease of $6.2 million.
Finance Expenses.
The following table sets forth our finance expenses for the years ended December 31, 2017 and 2016:

(US$ in thousands)	2017	2016	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	38,391	39,007	(616)	(2)%
Other financial charges	5,819	4,577	1,242	27%
Foreign exchange losses	6,521	8,111	(1,590)	(20)%
Finance expenses	50,731	51,695	(964)	(2)%

Finance expenses decreased by 2%, or $1.0 million, to $50.7 million for the year ended December 31, 2017, compared to $51.7 million for 2016.
Interest expense on financial liabilities measured at amortized cost decreased by 2%, or $0.6 million, during the year ended December 31, 2017, compared to 2016. This decrease was primarily attributable to the decrease in average outstanding debt during the year ended December 31, 2017, compared to the same period in 2016, partially offset by an increase of floating interest rates in 2017. Other financial charges increased by 27%, or $1.2 million, to $5.8 million for the year ended December 31, 2017, compared to $4.6 million for 2016. This increase was primarily attributable to commitment fees paid for available credit lines, of which the total availability increased in 2017.
Foreign exchange losses decreased by 20%, or $1.6 million, primarily due to change in exchange rates between the EUR and the USD.
Share of results of equity accounted investees, net of income tax.
The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2017 and 2016:

(US$ in thousands)	2017	2016	$ Change	% Change
Share of results of equity accounted investees	30,082	40,495	(10,413)	(26)%
As at December 31, 2017, our equity accounted investees included two joint ventures which owned one FSO each.
On June 2, 2016, we entered into a Share Swap and Claims Transfer Agreement whereby (i) we transferred our 50% equity interest in Moneghetti and Fontvieille, and, as consideration therefor, acquired from Bretta its 50% ownership interest in Fiorano and Larvotto; and (ii) we transferred our claims arising from the shareholder loans to Moneghetti and Fontvieille and acquired Bretta’s claims arising from the shareholder loans to Fiorano and Larvotto. As a result, our equity interest in both Fiorano and Larvotto increased from 50% to 100% giving us control of both companies. We no longer have an equity interest in Moneghetti and Fontvieille. Before the swap agreement, we accounted for the four entities using the equity method. Following the acquisition, Fiorano and Larvotto are fully consolidated as of June 2, 2016. These transactions led to a decrease in the share of results of equity accounted investees for the year ended December 31, 2017, by $2.0 million compared to 2016.
On November 23, 2016, we took delivery of the VLCC V.K. Eddie that we purchased from our 50% joint venture Seven Seas. As a result, our share of the profit of this joint venture for the year ended December 31, 2017, was $3.7 million lower compared to 2016.
The result of our participations in the 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., the owners of FSO Asia and FSO Africa, respectively, have decreased by an aggregate of $4.6 million, mostly due to the recognition of a deferred tax liability and lower revenue under the new FSO contracts which started in July and September 2017 for the FSO Asia and FSO Africa, respectively. This was partly offset by lower interest expense after the repayment of the remaining bank debt in July 2017.
Income tax benefit/(expense).
The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2017 and 2016:

(US$ in thousands)	2017	2016	$ Change	% Change
Income tax benefit (expense)	1,358	174	1,184	680%
Income tax benefit/(expense) increased by 680%, or $1.2 million, to a benefit of  $1.4 million for the year ended December 31, 2017, compared to a benefit of $0.2 million for 2016, which was mainly attributable to the recognition of a deferred tax asset related to our fully owned subsidiary Euronav Luxembourg.

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
Other Income.    Other income decreased by 6%, or $0.4 million, to $7.0 million for the year ended December 31, 2016, compared to $7.4 million for the same period in 2015. Other income includes revenues related to the daily standard business operation of the fleet that are not directly attributable to an individual voyage, such as insurance rebates received based on changes in our vessels' trading patterns.
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
The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2016 and 2015:

(US$ in thousands)	2016	2015	$ Change	% Change
Net gain (loss) on lease terminations	—	—	—	0%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale and loss on disposal of investments in equity-accounted investees)	26,247	5,300	20,947	395%
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
Time charter-in expenses and bareboat charter-hire expenses.
The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2016 and 2015:

(US$ in thousands)	2016	2015	$ Change	% Change
Time charter-in expenses	16,921	25,849	(8,928)	(35)%
Bareboat charter-hire expenses	792	—	792	—
Total charter hire expense	17,713	25,849	(8,136)	(31)%
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

Interest expense on financial liabilities measured at amortized cost increased by 2%, or $0.8 million, during the year ended December 31, 2016, compared to the same period in 2015. This increase was primarily attributable to the increase of floating interest rates in 2016, offset by a decrease in average outstanding debt during the year ended December 31, 2016, compared to the same period in 2015. Other financial charges decreased by (46)%, or $ (3.9) million, to $4.6 million for the year ended December 31, 2016, compared to $8.5 million for the same period in 2015. This decrease was primarily attributable to the repayment of the $235.5 million bond, issued to partly finance the acquisition of the Maersk Acquisition Vessels, in the first quarter of 2015. As the bond was issued below par and in accordance with IFRS, we amortized $4.1 million in the first quarter of 2015.
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
B.    Liquidity and capital resources
We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital, borrowings from commercial banks and the issuance of convertible or other unsecured notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Euros, and other currencies we may hold for limited amounts.
As of December 31, 2017 and December 31, 2016, we had $143.6 million and $206.7 million in cash and cash equivalents, respectively.
Our short-term liquidity requirements relate to payment of operating costs (including certain repairs performed in drydock), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledged under borrowings from commercial banks.
Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2017 and December 31, 2016, we had $ 60.0 million and $ 60.0 million in available syndicated credit lines, respectively.
Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2017 and December 31, 2016, we had $ 547.4 million and $ 295.8 million in available committed secured revolving credit facilities, respectively.
Net cash from (used in) operating activities during the year ended December 31, 2017 was $211.3 million, compared to $438.2 million during the year ended December 31, 2016. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2017 will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.
We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this annual report.
As of December 31, 2017 and December 31, 2016, our total indebtedness was $964.6 million and $1,159.0 million respectively.
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

Our Borrowing Activities

	Amounts Outstanding as of
(US$ in thousands)	December 31, 2017	December 31, 2016
Euronav NV Credit Facilities
$500.0 Million Senior Secured Credit Facility	—	—
$340.0 Million Senior Secured Credit Facility	111,666	207,271
$750.0 Million Senior Secured Credit Facility	330,000	612,050
$409.5 Million Senior Secured Credit Facility	118,000	222,036
$67.5 Million Secured Loan Facility (Larvotto)	25,173	29,143
$76.0 Million Secured Loan Facility (Fiorano)	23,563	27,813
$108.5 Million Secured Loan Facility	104,932	—

Credit Line Facilities
Credit lines	—	—

Senior unsecured bond
Senior unsecured bond	150,000	—

Treasury notes program
Treasury notes program	50,010	—

Total interest bearing debt	913,344	1,098,313

Joint Venture Credit Facilities (at 50% economic interest)
$500.0 Million Secured Loan Facility (TI Asia and TI Africa)	—	37,671

Total interest bearing debt - joint ventures	—	37,671
Euronav NV Credit Facilities
$500.0 Million Senior Secured Credit Facility
On March 25, 2014, we entered into a $500.0 million senior secured credit facility with DNB Bank ASA, Nordea Bank Norge ASA, and Skandinaviska Enskilda Banken AB (publ). The proceeds of the facility were drawn and used to partially finance the purchase price of the 15 VLCCs which we acquired from Maersk Tankers in 2014. On December 21, 2016, we repaid this facility in full using a portion of the borrowings under our new $409.5 million Senior Secured Credit Facility.
$340.0 Million Senior Secured Credit Facility
On October 13, 2014, we entered into a $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V., as Agent and Security Trustee. Borrowings under this facility have been used to partially finance our acquisition of the VLCC Acquisition Vessels and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and the VLCC Acquisition Vessels. As of December 31, 2017 and December 31, 2016 the outstanding balance on this facility was $111.7 million and $207.3 million, respectively.

$750.0 Million Senior Secured Credit Facility
On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility is secured by 24 of our wholly-owned vessels. The revolving credit facility is reduced in 13 installments of consecutive six-month interval. The revolving acquisition facility is reduced in 13 installments of consecutive six-month interval and a final $154.0 million repayment is due at maturity in 2022. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Following the sale of the Cap Laurent in November 2015, the total revolving credit facility was reduced by $11.5 million. Following the sale of the Famenne in January 2016, the total revolving credit facility was reduced by $21.3 million. Following the sale of the VLCC TI Topaz in June 2017, the total revolving credit facility was reduced by $19.5 million. Following the sale of the Suezmax Cap Georges in November 2017, the total revolving credit facility was reduced by $7.5 million. Following the sale of the VLCC Artois and Flandre in December 2017, the total revolving credit facility was reduced by $35.5 million. As of December 31, 2017 and December 31, 2016 the outstanding balance on this facility was $330.0 million and $612.1 million, respectively.
$409.5 Million Senior Secured Credit Facility
On December 16, 2016, we entered into a $409.5 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $500.0 Million Senior Secured Credit Facility. This facility is secured by 11 of our wholly-owned vessels. The revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $129.2 million repayment is due at maturity in 2023. This facility bears interest at LIBOR plus a margin of 2.25% per annum plus applicable mandatory costs. As of December 31, 2017 and December 31, 2016, the outstanding balance on this facility was $118.0 million and $222.0 million, respectively.
$67.5 Million Secured Loan Facility (Larvotto)
On August 29, 2008, one of our previously 50%-owned joint ventures, Larvotto Shipholding Limited, entered into a $67.5 million loan facility, as supplemented by a supplemental letter dated November 28, 2011, with Fortis Bank S.A./N.V. to partially finance the acquisition of the Maria. This loan has a term of eight years starting after the delivery of the vessel (January 2012) with a balloon payment of $16.2 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.5% per annum. As of December 31, 2015, the outstanding balance on this facility was $33.1 million of which we had a 50% economic interest of $16.5 million. After the Share Swap and Claims Transfer Agreement (see Fleet Development), we acquired the full economic interest in this loan facility, and as of December 31, 2017 and December 31, 2016, the outstanding balance on this facility was $25.2 million and $29.1 million, respectively.
$76.0 Million Secured Loan Facility (Fiorano)
On October 23, 2008, one of our previously 50%-owned joint ventures, Fiorano Shipholding Limited, entered into a $76.0 million loan facility with Scotiabank Ireland Ltd. to partially finance the acquisition of the Capt. Michael. This loan had an original term of eight years and was extended in January 2017 bringing the final maturity date to January 31, 2020, with a final balloon payment of $14.0 million. This loan bears interest at LIBOR plus a margin of 1.95% per annum. As of December 31, 2015 the outstanding balance on this facility was $32.0 million, of which we had a 50% economic interest of $16.0 million. After the Share Swap and Claims Transfer Agreement (see Fleet Development), we acquired the full economic interest in this loan facility, and as of December 31, 2017 and December 31, 2016 the outstanding balance on this facility was $23.6 million and $27.8 million, respectively.
$108.5 Million Senior Secured Credit Facility
On April 25, 2017, we entered into a $108.5 million revolving credit facility with DNB Bank ASA, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $27.1 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $81.4 million insured by the Korea Trade Insurance Corporation, which we refer to as “K-sure tranche”. We used the proceeds of this facility to finance our acquisition of the VLCC newbuildings Ardeche and Aquitaine, which were delivered to us on January 12, 2017 and January 20, 2017, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $21.7 million repayment is due at maturity in 2029. The K-sure tranche bears interest at LIBOR plus a margin of 1.50% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval until maturity in 2029. As of December 31, 2017, the outstanding balance on this facility was $104.9 million in aggregate.

The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.
$150.0 Million Senior Unsecured Note
On May 31, 2017, we completed an issuance of $150.0 million of senior unsecured bonds with a fixed coupon of 7.50% and maturity in May 2022. Euronav NV serves as guarantor of the bonds. The net proceeds from the bond issuance are being used for general corporate purposes. DNB Markets, Nordea and Arctic Securities AS acted as joint lead managers in connection with the placement of the bonds. The related transaction costs for a total of $2.7 million are amortized over the lifetime of the bonds using the effective interest rate method.  The bonds were listed on the Oslo Stock Exchange on October 23, 2017.
€50.0 Million Treasury Notes Program
 On June 6, 2017, we entered into an agreement, or the Dealer Agreement, with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Belgian Multi-currency Short-Term Treasury Notes Program with a maximum outstanding amount of €50.0 million. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of December 31, 2017 the outstanding balance under this program was €41.7 million or $50.0 million.
Joint Venture Credit Facilities (at 50% economic interest)
$500.0 Million Secured Loan Facility (TI Asia and TI Africa)
On October 3, 2008, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., entered into a $500.0 million senior secured credit facility with a group of commercial lenders with ING Bank N.V. as Agent and Security Trustee. The joint ventures used the proceeds of this facility to finance the acquisition of two ULCC vessels, TI Asia and TI Africa, and to convert these vessels to FSOs, which serve as collateral under this facility. As of December 31, 2016, the outstanding balance on this facility was $75.4 million, of which we had a 50% economic interest of $37.7 million. The facility was repaid in full on July 13, 2017.
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
In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we consider economically as equivalent to investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2016, $75.4 million was outstanding under these joint venture loan agreements, of which we guaranteed $37.7 million. In 2017, these joint venture loans matured.
As of December 31, 2017 and December 31, 2016, we were in compliance with all of the covenants contained in our debt agreements, and our joint ventures were in compliance with all of the covenants contained in their respective debt agreements.
Guarantees
We have provided guarantees to financial institutions that have provided credit facilities in 2016 to two of our joint ventures, in the aggregate amount of $37.7 million. The related outstanding bank loans were repaid on July 13, 2017.
In addition, on July 14, 2017 and September 22, 2017, TI Asia Ltd. and TI Africa Ltd., two 50%-owned joint ventures, which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into two guarantees of up to $5.0 million each with ING Bank, in favor of North Oil Company in connection with its use of the FSO Asia and FSO Africa. These guarantees terminate on October 21, 2022 with respect to the FSO Asia and December 21, 2022 with respect to the FSO Africa. As of December 31, 2017, these guarantees have not been called upon.

C.     Research and development, patents and licenses
Not applicable.

D.    Trend information
The supply and demand patterns for ships continue to be the biggest impact on revenues. Generally the global demand for oil transportation on ships is affected by the global demand for crude oil, which in turn is highly dependent on the state of the global economy. Most economies across the world are experiencing healthy economic growth at the moment and this is reflected in strong oil demand growth. In its latest published report the International Energy Agency (IEA) are forecasting 2018 oil demand growth of 1.29 million barrels per day compared to average growth levels in the last 10 years of 1.15 million barrels. The market has recently seen the price of oil increase, which could have a dampening effect on oil demand going forward.
 The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also how this oil is traded. Looking at crude oil, the market has recently seen a significant uptick in exports emanating from the US Gulf, most of which have been destined for China and other Far Eastern customers. This oil travels a substantially longer distance than crude oil originating from the Arabian Gulf headed for the same destination, and hence employs the crude tankers for a longer period of time. The current trend is a rise in crude exports from the Atlantic basin combined with demand growth centered in the Far East providing longer employment times for crude tankers for the incremental barrel produced.
 The supply of tankers is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through scrapping or conversion) and the number of vessels tied up in alternative employment such as storage. 2017 saw a significant number of new ships join the fleet across all the crude tanker segments, and this trend is set to continue in 2018. The tanker orderbook as a whole however remains measured, with both the VLCC and Suezmax orderbooks equal to 14% of the current fleet. Vessel exits from the trading fleet have started to gain momentum towards the end of 2017. We expect this trend to continue in 2018 as a number of factors support increased scrapping levels. These include the freight environment being at the lowest levels seen for many years, scrap prices increasing and regulatory pressure on ship owners to make decisions on whether to continue trading their older tonnage or put them through costly upgrades to comply with new directives, such as the Ballast Water Management convention.
Our revenues are also affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. The Management team continuously evaluates the value of both strategies and makes informed decisions on the chartering mix based on anticipated earnings, and through this process we aim to always maximize each vessel’s return.
We have no additional funding requirements going forward all things being equal (4 Suezmaxes newbuilding to be delivered over the course of 2018 and a pending merger) and are supported by a proven management team, strict capital discipline and an established dividend distribution policy.
Please see also "Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions."

E.    Off-balance sheet arrangements
We are committed to make rental payments under operating leases for vessels and for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below under "Contractual Obligations."

F.    Tabular disclosure of contractual obligations
Contractual Obligations
As of December 31, 2017, we had the following contractual obligations and commitments which are based on contractual payment dates:

(US$ in thousands)	Total	2018	2019	2020	2021	2022	Thereafter
Long-term bank loan facilities (1)	713,334	47,361	47,361	147,111	106,567	197,020	167,914
Long-term debt obligations	150,000	—	—	—	—	150,000	—
Treasury Note Program	50,010	50,010
Bank credit line facilities	—	—	—	—	—	—	—
Operating leases (vessels)	127,644	32,120	32,120	32,208	31,196	—	—
Operating leases (non-vessel)	10,738	2,287	2,015	1,898	1,744	1,567	1,227
Capital Expenditure commitments (2)	185,922	185,922	—	—	—	—	—
Total contractual obligations due by period	1,237,648	317,700	81,496	181,217	139,507	348,587	169,141
(1) Excludes interest payments.
(2) Includes obligations only under our newbuilding program.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENTAND EMPLOYEES
A.          Directors and Senior management
Set forth below are the names, ages and positions of our Directors and Executive Officers as of the date of this annual report. Our Board of Directors is elected annually on a staggered basis, and each director holds office for a term of maximum four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All Directors whose term expires are eligible for re-election. Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed or their employment is terminated. The business address of each of our Directors and Executive Officers listed below is Euronav NV, Belgica House, De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Age	Position	Date of Expiry of Current Term (for Directors)
Carl Steen	67	Chairman of the Board of Directors	Annual General Meeting 2018
Daniel R. Bradshaw	71	Director	Annual General Meeting 2019
William Thomson	70	Director	Annual General Meeting 2018
Anne-Hélène Monsellato	50	Director	Annual General Meeting 2018
Ludovic Saverys	34	Director	Annual General Meeting 2018
Grace Reksten Skaugen	64	Director	Annual General Meeting 2020
Patrick Rodgers	58	Chief Executive Officer and Director	Annual General Meeting 2020
Hugo De Stoop	45	Chief Financial Officer
Alex Staring	52	Chief Operating Officer
Egied Verbeeck	43	General Counsel
An Goris	40	Secretary General
Brian Gallagher	47	Head of Investor Relations
Biographical information concerning the Directors and Executive Officers listed above is set forth below.
Carl Steen, our Chairman, was co-opted as director and appointed Chairman of our Board of Directors with effect immediately after the meeting of our Board of Directors on December 3, 2015. Mr. Steen is also a member of our Audit and Risk Committee. He graduated from the Eidgenössische Technische Hochschule in Zurich, Switzerland in 1975 with a M.Sc. in Industrial and Management Engineering. After working as a consultant in a logistical research and consultancy company, he joined a Norwegian shipping company in 1978 with primary focus on business development. Five years later, in 1983, he joined Christiania Bank and moved to Luxembourg, where he was responsible for Germany and later the Corporate division. In 1987 Mr. Steen became Senior Vice president within the Shipping Division in Oslo and in 1992 he took charge of the Shipping/Offshore and Transport Division. When Christiania Bank merged with Nordea in 2001 he was made Executive Vice President within the newly formed organization while adding the International Division to his responsibilities. Mr. Steen remained Head of Shipping, Offshore and Oil services and the International Division until 2011. Since leaving Nordea, Mr. Steen has become a non-executive director for the following listed companies in the finance, shipping and logistics sectors: Golar LNG Limited (NASDAQ: GLNG) and Golar LNG Partners LP (NASDAQ: GMLP), both part of the same group and where he also sits on the audit committee, Wilh Wilhelmsen Holding ASA and Belships ASA.
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
William Thomson, one of our directors, serves and has served on our Board of Directors since 2011 and is a member of our Remuneration Committee and our Audit and Risk Committee. Currently and since 2005 Mr. Thomson holds a Directors' mandate in Latsco, established to operate under the British Tonnage Tax Regime Very Large Gas Carriers (VLGC), long-range and medium-range vessels. From 1980 to 2008 Mr. Thomson has been Chairman in several maritime and other companies including Forth Ports Plc, British Ports Federation and Relayfast, and the North of England P&I club. Mr. Thomson previously served as a Director of Trinity Lighthouse Service, Tibbett and Britten and Caledonian McBrayne. From 1970 to 1986 he was a Director with Ben Line, for which he worked in, amongst others, Japan, Indonesia, Taiwan and Edinburgh. In 1985, he established Edinburgh Tankers and five years later, Forth and Celtic Tankers. After serving with the army for three years, Mr. Thomson began his professional career with Killick Martin Shipbrokers in London.

Anne-Hélène Monsellato, one of our directors,  serves and has served on our Board of Directors since her appointment at the AGM of May 2015, and is the Chairman of our Audit and Risk Committee and a member of our Corporate Governance and Nomination Committee. She can be considered as the Audit and Risk Committee financial expert for purposes applicable for corporate governance regulations and Article 96 paragraph 1, 9° of the Belgian Company Code. Since June 2017, Mrs. Monsellato serves on the Board of Directors of Genfit, a biopharmaceutical company listed in Euronext, and is the chairman of the Audit Committee. Mrs. Monsellato is an active member of the French National Association of Directors since 2013. In addition, she is serving as the Vice President and Treasurer of the Mona Bismarck American Center for Art and Culture, a U.S. public foundation based in New York. From 2005 till 2013, Mrs. Monsellato served as a Partner with Ernst & Young (now EY), Paris, after having served as Auditor/Senior, Manager and Senior Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in cross border listing transactions, in particular with the U.S. She is a Certified Public Accountant in France since 2008 and graduated from EM Lyon in 1990 with a degree in Business Management.
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
Grace Reksten Skaugen, one of our directors, serves and has served on the Board of Directors since the AGM of 12 May 2016 and is Chairman of the Remuneration Committee and a member of the Corporate Governance and Nomination Committee. Grace Reksten Skaugen is a member of the HSBC European Senior Advisory Council (ESAC). In 2009 she founded Infovidi Board Services Ltd, an independent consulting company. From 2002 until 2015 she was a member of the Board of Directors of Statoil ASA. She is presently Deputy Chairman of Orkla ASA, a Board member of Investor AB and Lundin Petroleum AB and Chairman of NAXS Noric Access Buyout A/S. In 2006 she as one of the founders of the Norwegian Institute of Directors, of which she continues to be a member of the Board. From 1994 until 2002 she was a Director in Corporate Finance in SEB Enskilda Securities in Oslo. She has previously worked in the fields of venture capital and shipping in Oslo and London and carried out research in microelectronics at Columbia University in New York. She has a doctorate in Laser Physics from Imperial College of Science and Technology, University of London. In 1993 she obtained an MBA from the BI Norwegian School of Management.
Patrick Rodgers became Chief Executive Officer of Euronav in 2000 and has served on Euronav’s Board of Directors since June 2003. He joined Euronav as a member of the Executive Committee in 1995 and was appointed Chief Financial Officer in 1998.  Since 2011, he has served as Director and Chairman of the International Tanker Owners Pollution Federation Fund (ITOPF).  Paddy was elected to the Executive Committee of Intertanko in May 2017. From 1990 to 1995 Paddy Rodgers worked at CMB Group as in-house Lawyer and subsequently as Shipping Executive moving to Euronav when it became a subsidiary for tanker investments of the CMB Group.  He graduated in with an LLB in Law from University College London in 1981 and qualified to practice in 1984 having passed law society entrance exams after studying at the College of Law, Guildford in 1982.   In 1984 he joined Bentley, Stokes & Lowless as a solicitor and in 1986 he moved to Johnson, Stokes & Master in Hong Kong where he practiced until 1990
Hugo De Stoop serves and has served as our Chief Financial Officer since 2008, after serving as our Deputy Chief Financial Officer and Head of Investor Relations beginning in 2004. Mr. De Stoop has been a member of our Executive Committee since 2008. In 2000, he joined Davos Financial Corp., an investment manager for UBS, specializing in Asset Management and Private Equity, where he became an Associate and later a Vice President in 2001. In 1999, Mr. De Stoop founded First Tuesday in America, the world's largest meeting place for high tech entrepreneurs, venture capitalists and companies and helped develop the network in the United States and in Latin America and, in 2001, was appointed member of the Board of Directors of First Tuesday International. Mr. De Stoop started his career in 1998 with Mustad International Group, an industrial group with over 30 companies located in five continents where he worked as a project manager on various assignments in the United States, Europe and Latin America, in order to integrate recently acquired subsidiaries. Mr. De Stoop studied in Oxford, Madrid and Brussels and graduated from école polytechnique (ULB) with a Master of Science in engineering. He also holds a MBA from INSEAD.
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
B.          Compensation
The compensation of our Board of Directors is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies. The aggregate annual compensation paid to our executive officers, excluding our Chief Executive Officer, for the year ended December 31, 2017 was EUR 2,644,951 comprised of EUR 1,083,097 of fixed compensation, EUR1,468,500 of variable compensation (of which EUR 734,250 in cash and EUR 734,250 in share related compensation), pension and benefits valued at EUR35,252 and EUR 58,102 in other compensation. The annual aggregate compensation paid to our Chief Executive Officer was GBP 996,978 comprised of GBP393,728 of fixed compensation, GBP 590,592 of variable compensation (of which GBP 295,296 in cash and GBP 295,296 in share related compensation) and GBP12,658 in other compensation. We also paid an aggregate of EUR580,000 fixed fees (board and committees) to our non-executive directors during the year ended December 31, 2017, with an additional aggregate board and committee meeting attendance fee of EUR435,000. Our Chairman of the Board is entitled to receive a gross fixed amount of EUR 160,000 per year, and each member of the board is entitled to receive a gross fixed amount of EUR 60,000 per year, save for Mr. Dan Bradshaw. For Mr. Bradshaw, the gross fixed annual remuneration pursuant to his director's mandate was set at EUR 20,000. In addition, our Chairman and each director are entitled to receive an attendance fee of EUR 10,000 per board meeting attended, not to exceed EUR 40,000 per year. The Chairman of our audit and risk committee is entitled to receive a gross fixed amount of EUR 40,000, and each member of the audit and risk committee is entitled to receive a gross fixed amount of EUR 20,000 per year. In addition, the Chairman of our audit and risk committee and members of the audit and risk committee are entitled to receive an attendance fee of EUR 5,000 per audit and risk committee meeting attended, not to exceed EUR 20,000 per year. Our Chairmen of all of our other committees are entitled to receive a gross fixed amount of EUR 7,500 per year, and the members of all of our other committees are entitled to receive a gross fixed amount of EUR 5,000. In addition, our Chairmen and members of these other committees will also be entitled to receive an attendance fee of EUR 5,000 for each committee meeting attended, with a maximum of EUR 20,000 per year for each committee served.
Our Chief Executive Officer, who is also a director, has waived his director's fees.
C.          Board Practices
Our Board of Directors currently consists of seven members, five of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE: Mr. Steen, Mr. Bradshaw, Ms. Monsellato, Ms. Skaugen and Mr. Thomson.

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
D.          Employees
As of December 31, 2017, we employed approximately 2,952 people, including approximately 152 onshore employees based in our offices in Greece, Belgium, United Kingdom, France and Singapore and approximately 2,800 seagoing officers and crew. Some of our employees are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as satisfactory. As of the date of this annual report, there are no ongoing negotiations or outstanding issues.
E.          Share ownership
The ordinary shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."
Equity Incentive Plans
Stock Option Plan
Our Board of Directors has adopted a stock option plan, pursuant to which directors, officers, and certain employees of us and our subsidiaries were eligible to receive options to purchase ordinary shares of us at a predetermined price.  On December 16, 2013, we granted options to purchase an aggregate of 1,750,000 ordinary shares to members of our Executive Committee at an exercise price of €5.7705 per share.  The following table provides a summary of the number of options that were granted pursuant to this plan, together with the amount of options that have vested and have been exercised as of the date of this annual report.

	Options Granted	Options Vested	Options Exercised
CEO	525,000	525,000	350,000
CFO	525,000	525,000	350,000
COO	350,000	350,000	350,000
General Counsel	350,000	350,000	350,000
2015 Long-Term Incentive Plan

In 2015, our Board of Directors adopted a long-term incentive plan, pursuant to which key management personnel are eligible to receive options to purchase ordinary shares at a predetermined price and restricted stock units (RSUs) that represent the right to receive ordinary shares or payment of cash in lieu thereof, in accordance with the terms of the plan.  On February 12, 2015, we granted options to purchase an aggregate of 236,590 ordinary shares at €10.0475 per share, subject to customary vesting provisions, and 65,433 RSUs which vested automatically on the third anniversary of the grant. The following tables provide a summary of the number of options and RSUs that were granted pursuant to this plan, together with the amount of options that have vested and have been exercised as of the date of this annual report..

	Options Granted	Options Vested	Options Exercised
CEO	80,518	80,518	—
CFO	58,716	58,716	—
COO	54,614	54,614	—
General Counsel	42,742	42,742	—

RSUs granted
CEO	22,268
CFO	16,239
COO	15,105
General Counsel	11,821
2016 Long Term Incentive Plan
In December 2015, our Board of Directors adopted a long term incentive plan, or the 2016 Long Term Incentive Plan, pursuant to which members of the Executive Committee are eligible to receive phantom stock unit grants. Other senior employees may in the future be invited to participate in this long term incentive plan by the Board of Directors upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject to the terms of the 2016 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 2, 2016, we granted 54,616 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €10.6134 which equals the weighted average of the share price of the three days preceding the grant date. The following tables provide a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
CEO	17,116	5,705
CFO	20,728	6,909
COO	8,009	2,669
General Counsel	8,762	2,920
2017 Long Term Incentive Plan
In February 2017, our Board of Directors adopted a long term incentive plan, pursuant to which members of the Executive Committee as well as the Head of Investor Relations are eligible to receive phantom stock unit grants. Other senior employees may in the future be invited to participate in this long term incentive plan by the Board of Directors upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject the terms of the 2017 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 9, 2017, we granted 66,448 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €7.2677 which equals the weighted average of the share price of the three days preceding the announcement of our preliminary full year results of 2016. The following tables provide a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
CEO	17,819	—
CFO	20,229	—
COO	12,557	—
General Counsel	9,808	—
Head of Investor Relations	6,036	—
2018 Long Term Incentive Plan
In February 2018, our Board of Directors adopted a long term incentive plan, pursuant to which members of the Executive Committee as well as the Head of Investor Relations are eligible to receive phantom stock unit grants. Other senior employees may in the future be invited to participate in this long term incentive plan by the Board of Directors upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject the terms of the 2018 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 16, 2018, we granted 148,113 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €7.2368 which equals the weighted average of the share price of the three days preceding the announcement of our preliminary full year results of 2017. The following tables provide a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
CEO	46,652	—
CFO	37,620	—
COO	36,480	—
General Counsel	27,360	—
Head of Investor Relations	6,319	—

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.           Major shareholders.
The following table sets forth information regarding beneficial ownership of our ordinary shares for (i) owners of more than five percent of our ordinary shares and (ii) our directors and officers as a group, of which we are aware as of March 19, 2018.

	Number	Percentage(1)
Saverco NV (2)	16,130,028	10.13%
Châteauban SA (3)	15,921,400	10.00%
Victrix NV (4)	9,245,393	5.81%
M&G Investment Management Limited (5)	8,135,920	5.11%
Directors and Executive Officers as a Group *	—	—

*Individually each owning less than 1.0% of our outstanding ordinary shares.

(1)	Calculated based on 159,208,949 ordinary shares outstanding as of March 19, 2018.

(2)
Including shares held directly or indirectly by or for the benefit of Mr. Marc Saverys. The business address of Mr. Marc Saverys is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The information is derived from Schedule 13G filed with the SEC on February 1, 2018.

(3)	Based on information contained in the Schedule 13G/A that was filed with the SEC on February 1, 2018 by Châteauban SA.

(4)
Including shares held directly or indirectly by or for the benefit of Ms. Virginie Saverys, who has voting or dispositive power over the shares held by Victrix NV. The business address of Victrix NV is Le Grellelei 20, 2000 Antwerpen, Belgium.  The information is derived from Schedule 13G filed with the SEC on February 11, 2016.

(5)	Based on information contained in the Schedule 13G that was filed with the SEC on February 14, 2018 by M&G Investment Management Limited.
As of March 19, 2018, our issued share capital amounted to $173,046,122.14 divided into 159,208,949 ordinary shares with no par value. On the same date, 33,939,913 of our shares, our U.S. Shares, representing approximately 21.3% of our share capital, were reflected on the U.S. Register, all of which were held in the name of one shareholder, being CEDE & CO., as nominee holder for The Depository Trust Company.

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
B.           Related party transactions.
Services Agreement with CMB
During the year ended December 31, 2017, we paid CMB a total of $34,928 (2016: $17,731, 2015: $0) for stationery provided by CMB.
Mr. Marc Saverys, the former Vice Chairman of our Board of Directors, currently controls Saverco, a company that is currently CMB's majority shareholder, and may be deemed to beneficially own 10.13% of our outstanding ordinary shares.  Mr. Marc Saverys is the father of one of our directors, Mr. Ludovic Saverys.
From time to time, Saverco renders travel services to us on a transactional basis. Saverco did not render any such services to us during the years ended December 31, 2017.
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
Chartering with Joint Venture Entities
Bretta Tanker Holdings Inc. Eugenie, Devon, Capt. Michael, Maria
Prior to June 2, 2016, we and Bretta Tanker Holdings Inc., or Bretta,  each owned a 50% equity interest in Fiorano, Larvotto, Fontvieille, and Moneghetti, joint ventures which owned the Capt. Michael, Maria, Eugenie and Devon, respectively.
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
Up to December 31, 2015, a majority of our Suezmaxes operating in the spot market participated in an internal Revenue Sharing Agreement, or RSA, together with the four Suezmaxes that we previously owned with Bretta, as well as Suezmaxes owned by third-parties. Under the RSA, each vessel owner was responsible for its own costs, including voyage-related expenses, but shared in the net revenues, after the deduction of voyage-related expenses, retroactively on a semi-annual basis. Calculation of allocations and contributions under the RSA were based on a pool points system and were paid after the deduction of the pool fee to us, as pool manager, from the gross pool income. The RSA was terminated during the course of 2016, with effect as of December 31, 2015. If this RSA had not been in place, our profit for the year ended December 31, 2015 would have been reduced by $0.9 million.
Loan Agreements of Our Joint Ventures
For a description of our Joint Venture Loan Agreements, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Joint Venture Credit Facilities (at 50% economic interest)".
Guarantees
For a description of our guarantees, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Guarantees" and our consolidated financial statements included herein.
Properties
We lease office space in Belgium pursuant to a lease agreement with Reslea N.V., an entity jointly controlled by CMB and Exmar N.V. Under this lease, we paid an annual rent of $175,572 for the year ended December 31, 2016 and an annual rent of $179,079 for the year ended December 31, 2017. This lease expires on August 31, 2021.
We leased office space, through our subsidiary Euronav Ship Management Hellas, in Piraeus, Greece, pursuant to a lease agreement with Nea Dimitra Ktimatiki Kai Emporiki S.A., an entity controlled by Ceres Shipping, which we believe was on arms' length terms. Mr. Livanos, the representative of our former corporate directors, TankLog and Ceres Investments

(Cyprus), and the former Chairman of our Board of Directors, is the Chairman and sole shareholder of Ceres Shipping. Under this lease, we paid an annual rent of $199,873 for the year ended December 31, 2016 and an annual rent of $183,766 for the year ended December 31, 2017. This lease expired on December 31, 2017.
We sublease office space in our new London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to sublease agreements, dated September 25, 2014, with GasLog Services UK Limited and Unisea Maritime Limited, both parties related to Peter Livanos, the representative of our former corporate directors, TankLog and Ceres Investments (Cyprus), and the former Chairman of our Board of Directors. In 2016 and 2017, under these subleases, we received $443,643 and $416,995, respectively. These subleases expire on April 27, 2023.
We also sublease office space in our new London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a joint venture with International Seaways. In 2016 and 2017, under this sublease, we received $232,882 and $218,594, respectively. This sublease expires on April 27, 2023.
We lease office space in Hong Kong pursuant to a lease agreement, dated January 1 2017, with Bocimar Hong Kong Limited,  an entity controlled by CMB N.V. Under this lease, we paid an annual rent of $38,461 for the year ended December 31, 2017. This lease expires on August 31, 2018.
C.           Interests of experts and counsel.
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.          Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements."
Legal Proceedings
On March 8, 2018, a putative class action lawsuit captioned Fragapane v. Gener8 Maritime, Inc. et al., No. 1:18-cv-02097 (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York, purportedly on behalf of the public stockholders of Gener8, against Gener8, Gener8’s directors, us and the Merger Sub. On March 14, 2018, another lawsuit, captioned Mohr v. Gener8 Maritime, Inc., et al, No. 1:18-cv-02276 (S.D.N.Y.), was also filed against Gener8 and its directors. The complaints allege that our registration statement on Form F-4 (Registration No. 333-223039) violates Section 14(a) of the Securities and Exchange Act of 1934 because it omits and/or misrepresents material information concerning, among other things, the (i) sales process leading up to the Merger, (ii) financial projections used by Gener8’s financial advisor in its financial analyses and (iii) inputs underlying the financial valuation analyses that were used by Gener8’s financial advisor to support its fairness opinion. The complaints also allege that Gener8’s directors are liable under Section 20(a) of the Exchange Act as controlling persons. The Fragapane complaint further alleges that Gener8’s directors breached their fiduciary duties to Gener8’s stockholders by engaging in a flawed sales process, by agreeing to sell Gener8 for inadequate consideration and by agreeing to improper deal protection terms in the Merger Agreement. The complaints seek, among other things, injunctive relief against the proposed transaction with us as well as other equitable relief, damages and attorneys’ fees and costs. We believe that the allegations in the complaints are without merit, and intend to defend them vigorously.

Neither are we involved in any other legal proceedings which we believe may have, or have had, a significant effect on our business, financial position and results of operations or liquidity, nor are we aware of any other proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Any such claims, even if lacking merit, could result in the expenditure of managerial resources and materially adversely affect our business, financial condition and results of operations.

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
Pursuant to the dividend policy set out above, our Board of Directors will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our loan agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors.
As adopted by our Board of Directors in August 2017, our current dividend policy, as of the date of this annual report, is to pay a minimum fixed dividend of at least $0.12 per share per year provided that, at the sole discretion of our Board of Directors, (i) the Company has sufficient balance sheet strength and liquidity and (ii) sufficient earnings visibility from fixed income contracts. In addition, if our results per share are positive and exceed the amount of the fixed dividend over the same period, the additional income during such period will be allocated to either additional cash dividends, the purchase by us of our own shares, accelerated amortization of debt or the acquisition of vessels which the Board of Directors considers, at that time, to be accretive to shareholders’ value. As part of this distribution policy we will continue to include exceptional capital losses when assessing additional dividends but also continue to exclude exceptional capital gains when assessing additional dividend payments. In addition, as a part of this dividend policy, we will not include non-cash items affecting the results such as deferred tax assets or deferred tax liabilities.
We may stop paying dividends at any time and cannot assure you that we will pay any dividends in the future or of the amount of such dividends. For instance, we did not declare or pay any dividends from 2010 until May 2015. Since May 2015, we have declared and paid six dividends to shareholders in an aggregate amount of $2.52 per share.
The current dividend payment policy as adopted by the Board is the following: the company intends to pay a minimum fixed dividend of at least USD 0.12 in total per share per year provided (a) the company has in the view of the board, sufficient balance sheet strength and liquidity combined (b) with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed dividend, that additional income* will be allocated to either: additional cash dividends, share buy-back, accelerated amortization of debt or the acquisition of vessels which the board considers at that time to be accretive to shareholders’ value.
*Treatment of capital losses and capital gains
As part of its distribution policy Euronav will continue to include exceptional capital losses when assessing additional dividends but also continue to exclude exceptional capital gains when assessing additional dividend payments.
*Treatment of Deferred Tax Assets (DTA) and Deferred Tax Liabilities (DTL)
As part of its distribution policy Euronav will not include non-cash items affecting the results such as DTA or DTL.
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
B.          Significant Changes.
Please see Note 29 - Subsequent Events to our Audited Consolidated Financial Statements included herein.
ITEM 9.    OFFER AND THE LISTING
A.          Offer and Listing Details.

Our share capital consists of ordinary shares issued without par value.  Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of March19, 2018, our issued (and fully paid up) share capital was $173,046,122.14, which is represented by 159,208,949 ordinary shares with no par value.  The fractional value of our ordinary shares is $1.086912 per share.
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

	NYSE				Euronext Brussels
	High (US$)		Low (US$)		High (EUR)	Low (EUR)
For the Fiscal Year Ended:
December 31, 2013	—		—		8	3.05
December 31, 2014	—		—		10.50	7.35
December 31, 2015	16.32	*	10.95	*	15.10	9.60
December 31, 2016	13.44		6.70		12.44	6.40
December 31, 2017	9.25		6.90		8.01	6.05

	NYSE		Euronext Brussels
	High (US$)	Low (US$)	High (EUR)	Low (EUR)
For the Quarter Ended:
June 30, 2016	11.37	8.79	10.07	7.95
September 30, 2016	9.44	7.43	8.46	6.81
December 31, 2016	8.26	6.70	7.72	6.40
March 31, 2017	8.55	7.65	8.01	7.18
June 30, 2017	8.25	7.20	7.65	6.49
September 30, 2017	8.10	6.90	6.98	6.05
December 31, 2017	9.25	8.00	7.73	6.84
March 31, 2018	9.55	7.65	7.96	6.33

	NYSE		Euronext Brussels
	High (US$)	Low (US$)	High (EUR)	Low (EUR)
For the Month:
October 2017	8.60	8.00	7.29	6.84
November 2017	8.90	8.20	7.51	7.07
December 2017	9.25	8.10	7.73	6.84
January 2018	9.55	8.80	7.96	6.98
February 2018	8.45	7.65	6.86	6.33
March 2018	8.75	8.10	7.05	6.51
April 2018 (through and including April 16, 2018)	8.80	8.05	7.06	6.67
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
Issued and Authorized Capitalization
As of March 19, 2018, our issued (and fully paid up) share capital was $173,046,122.14 which is represented by 159,208,949 ordinary shares with no par value. The shareholders' meeting of May 13, 2015 has authorized the Board of Directors to increase the share capital one or several times by a total maximum amount of $150,000,000 for a period of five years as of June 19, 2015. Taking into account the fractional value of $1.086912 per share, the authorized capital of $150,000,000 allows the Board to issue additionally up to 138,005,652 ordinary shares without future shareholder approval. As of March 19, 2018 and taking into account that no ordinary shares have been issued since the shareholders' meeting of May 13, 2015, our Board of Directors is authorized to issue up to an additional 138,005,652 ordinary shares without future shareholder approval.
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
Perpetual Convertible Preferred Equity Issues
On January 13, 2014, we issued 60 perpetual convertible preferred equity securities for net proceeds of $150.0 million, which were convertible into ordinary shares of us, at the holders' option. The perpetual convertible preferred equity securities bore interest at 6% , which was payable annually in arrears in cash or in shares at our option. On February 6, 2014, we issued 9,459,286 ordinary shares upon the conversion of 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million, and on February 6, 2015, we issued 9,459,283 ordinary shares upon our exercise of our right to force the conversion of the remaining 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million. As a result, no more perpetual convertible preferred equity securities are outstanding.
Directors
Our Articles of Association provide that our Board of Directors shall consist of at least five members. Our Board of Directors currently consists of seven members. The Articles of Association provide that the members of the Board of Directors remain in office for a period not exceeding 4 years and are eligible for re-election. The term of a director comes to an end immediately after the annual shareholders' meeting of the last year of his term. Directors can be dismissed at any time by the vote of a majority of our shareholders. Each year, there may be one or more directors who have reached the end of their current term of office and may be reappointed.
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
Exemption of Operating Income from U.S. Federal Income Taxation
Under the U.S.-Belgium income tax treaty (the "Belgian Treaty"), we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. We believe that we satisfy the requirements for exemption under the Belgian Treaty for our 2017 and possibly for our future taxable years. Alternatively, we may qualify for exemption under Section 883, as discussed below.

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
Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our ordinary shares are “primarily traded” on Euronext for this purpose even though the ordinary shares are also listed and traded on the NYSE.
Under the Treasury Regulations, our ordinary shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Our ordinary shares are listed on the NYSE and therefore we satisfy the listing requirement.
It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test". We believe we satisfied the trading frequency and trading volume tests for the 2017 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.
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

We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2017 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Stockholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.
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
To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at rates of up to 35% with respect to the 2017 taxable year. The U.S. federal corporate income tax rate will be 21% for tax years beginning after December 31, 2017.In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
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
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our ordinary shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the holder's ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our ordinary shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
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
Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if (a) Euronav is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of Euronav’s earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of its dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of Euronav’s earnings and profits from sources within the U.S. for such taxable year divided by the total amount of Euronav’s earnings and profits for such taxable year. The rules related to U.S. foreign tax credits are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available.
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
Dividends will be generally included in the income of U.S. Holders at the U.S. dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date of the distribution. In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

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
Based on our current operations and future projections, we do not believe that we are, nor do we expect to become a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. We have not sought, and we do not expect to seek, a ruling from the Internal Revenue Service, or the IRS, on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.
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
Belgian Tax Considerations
In the opinion of Argo Law, our Belgian counsel, the following are the material Belgian federal income tax consequences of the acquisition, ownership and disposal of ordinary shares by an investor, but this summary does not purport to address all tax consequences of the ownership and disposal of ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ordinary shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the tax regime applicable to ordinary shares held by Belgian tax residents through a fixed basis or a permanent establishment situated outside Belgium. This summary does principally not address the local taxes that may be due in connection with the ownership and disposal of ordinary shares.
For purposes of this summary, a Belgian resident is:

•
an individual subject to Belgian personal income tax, i.e., an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law;

•
a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e., a corporate entity that has its statutory seat, its main establishment, its administrative seat or seat of management in Belgium;

•	an Organization for Financing Pensions subject to Belgian corporate income tax, i.e., a Belgian pension fund incorporated under the form of an Organization for Financing Pensions; or

•
a legal entity subject to Belgian income tax on legal entities, i.e., a legal entity other than a company subject to Belgian corporate income tax, that has its statutory seat, its main establishment, its administrative seat or seat of management in Belgium.

A non-resident is any person that is not a Belgian resident.
Investors should consult their own advisers regarding the tax consequences of the acquisition, ownership and disposal of the ordinary shares in the light of their particular circumstances, including the effect of any state, local or other national laws.
Dividends
For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, as of 1 January 2018, a repayment of capital is partly considered to be a distribution of the existing taxed reserves (irrespective of whether they are incorporated into the capital) and/or of the tax-free reserves incorporated into the capital whereby such portion is determined on the basis of the ratio of the taxed reserves and tax-free reserves incorporated into the capital versus the aggregate of such reserves and the fiscal capital.
Belgian withholding tax of 30% is normally levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.

If the Company redeems its own ordinary shares, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed ordinary shares) will be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions.
In case of liquidation of the Company, any amounts distributed in excess of the fiscal capital will in principle be subject to withholding tax at a rate of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions.
As mentioned above any dividends or other distributions made by the Company to shareholders owning its ordinary shares will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by the Company. Shareholders of the Company residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the ordinary shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a U.S. company which has held at least 10% of the ordinary shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.
For Belgian resident individuals who acquire and hold the ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. Where such individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer's overall declared income. In addition, if the dividends are reported, the dividend withholding tax withheld at source may be credited against the income tax due and is reimbursable to the extent that it exceeds the final income tax liability with at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the ordinary shares. This condition is not applicable if the individual can demonstrate that he has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends.
For Belgian resident individuals who acquire and hold the ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and will, in such case, be taxable at the investor’s personal income tax rate increased with local surcharges. Withholding tax withheld at source may be credited against the income tax due and is reimbursable to the extent that it exceeds the income tax due with at least EUR 2.50, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership at the time the dividends are paid or attributed and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if the investor can demonstrate that he has held the full legal ownership of the ordinary shares for an uninterrupted period of twelve months prior to the attribution of the dividends.
For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of currently 29.58% for assessment year 2019 in relation to financial years starting as of 1 January 2018, unless the reduced corporate income tax rates apply. The corporate income tax rate will be reduced to 25% as of assessment year 2021 for financial years starting as of 1 January 2020. The dividends received during a financial year starting before 1 January 2018 or ending before 31 December 2018 will be subject to the standard corporate income tax rate of 33.99%, unless the reduced corporate income tax rates apply.

Any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership at the time the dividends are paid or attributed; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable (a) if the taxpayer can demonstrate that it has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends; or (b) if, during said period, the ordinary shares never belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a permanent establishment (“PE”) in Belgium.
As a general rule, Belgian resident companies can (as of assessment year 2019 and subject to certain limitations) deduct 100% of gross dividends received from their taxable income (“dividend received deduction”), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds ordinary shares representing at least 10% of the share capital of the Company or a participation in the Company with an acquisition value of at least EUR 2,500,000; (2) the ordinary shares have been held or will be held in full ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code (the “Article 203 ITC Taxation Condition”) are met; and (4) the anti-abuse provision contained in Article 203, §1, 7° of the Belgian Income Tax Code is not applicable (together, the “Conditions for the application of the dividend received deduction regime”). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the dividend received deduction to apply. Dividends received during a financial year starting before 1 January 2018 or ending before 31 December 2018 are only be deductible up to 95%.
The Conditions for the application of the dividend received deduction regime depend on a factual analysis, upon each dividend distribution, and for this reason the availability of this regime should be verified upon each dividend distribution.
Dividends distributed to a Belgian resident company will be exempt from Belgian withholding tax provided that the Belgian resident company holds, upon payment or attribution of the dividends, at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year.
In order to benefit from this exemption, the Belgian resident company must provide the Company or its paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions. If the Belgian resident company holds the required minimum participation for less than one year, at the time the dividends are paid on or attributed to the ordinary shares, the Company will levy the withholding tax but will not transfer it to the Belgian Treasury provided that the Belgian resident company certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year.
The Belgian resident company must also inform the Company or its paying agent if the one-year period has expired or if its shareholding will drop below 10% of the share capital of the Company before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the dividend withholding tax which was temporarily withheld, will be refunded to the Belgian resident company.
Please note that the above described dividend received deduction regime and the withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/”acte juridique ou un ensemble d’actes juridiques”) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/”non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive of November 30, 2011 (2011/96/EU) (“Parent-Subsidiary Directive”) in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
For organizations for financing pensions (“OFPs”), i.e., Belgian pension funds incorporated under the form of an OFP ("organismen voor de financiering van pensioenen"/"organismes de financement de pensions") within the meaning of Article 8 of the Belgian Act of October 27, 2006, the dividend income is generally tax exempt.
Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.
For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their income tax liability.

For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the ordinary shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian PE.
If the ordinary shares are acquired by a non-resident in connection with a business in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident personal or corporate income tax rate, as appropriate. Belgian withholding tax levied at source may be credited against non-resident personal or corporate income tax and is reimbursable to the extent that it exceeds the income tax due with at least EUR 2.50 and, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership at the time the dividends are paid or attributed and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the ordinary shares were held in full legal ownership for an uninterrupted period of twelve months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during said period, the ordinary shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a Belgian PE.
Non-resident companies whose ordinary shares are invested in a Belgian PE may, as of assessment year 2019, deduct 100% of the gross dividends received from their taxable income if, at the date the dividends are paid or attributed, the Conditions for the application of the dividend received deduction regime are met. Application of the dividend received deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each dividend distribution.
Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver in the meaning of Article 227, 3° of the ITC which implies that it has separate legal personality and fiscal residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) except in specific circumstances, provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the ordinary shares, nor obligated to pay a manufactured dividend with respect to the ordinary shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the ordinary shares and that the above conditions are satisfied. The organization must then forward that certificate to the Company or its paying agent.
Dividends distributed to non-resident qualifying parent companies established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause, will, under certain conditions, be exempt from Belgian withholding tax provided that the ordinary shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year. A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive of July 23, 1990 (90/435/EC), as amended by Directive 2003/123/EC of December 22, 2003, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex; (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.
In order to benefit from this exemption, the non-resident company must provide the Company or its paying agent with a certificate confirming its qualifying status and the fact that it meets the three abovementioned conditions.
If the non-resident company holds a minimum participation for less than one year at the time the dividends are paid on or attributed to the ordinary shares, the Company must deduct the withholding tax but does not need to transfer it to the Belgian Treasury provided that the non-resident company provides the Company or its paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the ordinary shares, and its commitment to hold the ordinary shares for an uninterrupted period of at least one year. The non-resident company must also inform the Company or its paying agent when the one-year period has expired or if its shareholding drops below 10% of the Company’s share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax which was temporarily withheld, will be refunded to the non-resident company.

Dividends paid or attributed to a non-resident company will be exempt from withholding tax, provided that (i) the non-resident company is established in the European Economic Area or in a country with whom Belgium has concluded a tax treaty that includes a qualifying exchange of information clause, (ii) the non-resident company is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (iii) the non-resident company does not satisfy the 10%-participation threshold but has a participation in the Belgian company with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to ordinary shares which are or will be held in full ownership for at least one year without interruption; (v) the non-resident company has a legal form as listed in the annex to the Parent-Subsidiary Directive, as amended from time to time, or, has a legal form similar to the ones listed in such annex and that is governed by the laws of another Member State of the EEA, or, by the law of a country with whom Belgium has concluded a qualifying double tax treaty, (vi) the ordinary Belgian withholding tax is, in principle, neither creditable nor reimbursable in the hands of the non-resident company.
In order to benefit from the exemption of withholding tax, the non-resident company must provide the Company or its paying agent with a certificate confirming (i) it has the above described legal form, (ii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) it holds a participation of less than 10% in the capital of the Company but with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to ordinary shares in the Company which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) to which extent it could in principle, would this exemption not exist, credit the levied Belgian withholding tax or obtain a reimbursement according to the legal provisions applicable upon 31 December of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable.
Belgian dividend withholding tax is subject to such relief as may be available under applicable double tax treaty provisions. Belgium has concluded double tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities.
Prospective holders should consult their own tax advisors to determine whether they qualify for a reduction in withholding tax upon payment or attribution of dividends, and, if so, to understand the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.
Capital gains and losses
In principle, Belgian resident individuals acquiring ordinary shares as a private investment should not be subject to Belgian capital gains tax on a later disposal of the ordinary shares and capital losses will not be tax deductible.
Capital gains realised by a Belgian resident individual are however taxable at 33% (plus local surcharges) if the capital gain on the ordinary shares is deemed to be realised outside the scope of the normal management of its private estate. Capital losses are, however, not tax deductible. Moreover, capital gains realised by Belgian resident individuals on the disposal of the ordinary shares to a non-resident company (or body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in the Company (i.e., a shareholding of more than 25% in the Company). Capital losses arising from such transactions are, however, not tax deductible.
Capital gains realised by Belgian resident individuals in case of redemption of the ordinary shares or in case of liquidation of the Company will generally be taxable as a dividend.
Belgian resident individuals who hold the ordinary shares for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realised upon the disposal of the ordinary shares, except for the ordinary shares held for more than five years, which are taxable at a separate rate of, in principle, 10% (capital gains realised in framework of cessation of activities in certain circumstances) or 16.5% (other occasions), both plus local surcharges. Capital losses on the ordinary shares incurred by Belgian resident individuals who hold the ordinary shares for professional purposes are in principle tax deductible.
Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realised upon the disposal of the ordinary shares provided that the Conditions for the application of the dividend received deduction regime are met. Such capital gains realized by non-small and medium-sized companies in a financial year starting before 1 January 2018 or ending before 31 December 2018 will still be subject to a corporate income tax of 0.412%.

If the one-year minimum holding period condition is not met (but the other Conditions for the application of the dividend received deduction regime are met), the capital gains realised upon the disposal of the ordinary shares by Belgian resident companies are taxable at a separate corporate income tax rate of 25.50%. Such capital gains realized in a financial year starting before 1 January 2018 or ending before 31 December 2018 will still be subject to a separate corporate income tax rate of 25.75%. From assessment year 2019 (financial years from 1 January 2018) this separate rate for the non-fulfillment of the one-year detention condition does not apply to SMEs, insofar as the capital gain qualifies for the reduced rate of 20.40% (this is, with a taxable basis up to 100,000 EUR). This separate rate will be fully abolished as of the assessment year 2021 (financial years from 1 January 2020), since at that time the standard corporate tax rate will be reduced to 25% (or 20% for qualifying SMEs).
If the Conditions for the application of the dividend received deduction regime would not be met, any capital gain realised would be taxable at the standard corporate income tax rate of 29.58%, unless the reduced corporate income tax rates apply. Such capital gain realized in a financial year starting before 1 January 2018 or ending before 31 December 2018 will still be subject to the standard corporate income tax rate of 33.99%, unless the reduced corporate income tax rates apply. The corporate income tax rate will be reduced to 25% as of assessment year 2021 for financial years starting on or after 1 January 2020.
Capital losses on the ordinary shares incurred by Belgian resident companies are as a general rule not tax deductible.
Ordinary shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. The capital gains on such ordinary shares are taxable at the ordinary corporate income tax rate of 29.58% and the capital losses on such ordinary shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization. Such capital gain realized in a financial year starting before 1 January 2018 or ending before 31 December 2018 will still be subject to the standard corporate income tax rate of 33.99%, unless the reduced corporate income tax rates apply. The corporate income tax rate will be reduced to 25% as of assessment year 2021 for financial years starting as of 1 January 2020.
Capital gains realised by Belgian resident companies in case of redemption of the ordinary shares or in case of liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.
Capital gains on the ordinary shares realised by OFPs within the meaning of Article 8 of the Belgian Act of October 27, 2006 are exempt from corporate income tax and capital losses are not tax deductible.
Capital gains realised upon disposal of the ordinary shares by Belgian resident legal entities are in principle not subject to Belgian income tax and capital losses are not tax deductible.
Capital gains realised upon disposal of (part of) a substantial participation in a Belgian company (i.e., a participation representing more than 25% of the share capital of the Company at any time during the last five years prior to the disposal) may, however, under certain circumstances be subject to income tax in Belgium at a rate of 16.5% (plus crisis surcharge of 2%; such surcharge will however be abolished as of 1 January 2020).
Capital gains realised by Belgian resident legal entities in case of redemption of the ordinary shares or in case of liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.
Non-resident individuals or companies are, in principle, not subject to Belgian income tax on capital gains realised upon disposal of the ordinary shares, unless the ordinary shares are held as part of a business conducted in Belgium through a fixed base in Belgium or a Belgian PE. In such a case, the same principles apply as described with regard to Belgian individuals (holding the ordinary shares for professional purposes) or Belgian companies.
Non-resident individuals who do not use the ordinary shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the ordinary shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are to be considered speculative or beyond the normal management of one's private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the ordinary shares by Belgian individuals. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax advisor.

Annual tax on securities accounts
As of 10 March 2018, a new annual tax on securities accounts has been introduced, whereby both (i) Belgian resident private individuals holding one or more securities accounts via a financial intermediary based in Belgium or abroad, and (ii) non-resident private individuals holding one or more securities accounts via a financial intermediary based in Belgium, are subject to tax at a rate of 0.15 % on the total amount of qualifying assets (including listed ordinary shares, bonds, funds) held on these securities accounts if during the preceding reference period of 12 months the combined average value of qualifying assets across all securities accounts exceeded EUR 500,000 per individual account holder (i.e., EUR 1,000,000 for a married couple holding a common securities account). Pension savings accounts and life insurances are excluded. The tax is, in principle, collected by the intermediary financial institution, who also determine the combined average value of the accounts concerned, in case this financial institution is a Belgian financial institution or a foreign financial institution which has appointed a representative in Belgium to do so. If not, the securities account holder is responsible for calculating, reporting and paying the annual tax on securities accounts.
Investors should consult their own professional advisors in relation to the annual tax on securities accounts.
Belgian tax on stock exchange transactions
The purchase and the sale and any other acquisition or transfer for consideration of existing ordinary shares (secondary market transactions) is subject to the Belgian tax on stock exchange transactions (“taks op de beursverrichtingen” / “taxe sur les opérations de bourse”) if (i) it is executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium (both referred to as a “Belgian Investor”). The tax on stock exchange transactions is not due upon the issuance of new ordinary shares.
The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase price, capped at EUR 1,600 per transaction and per party.
A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the Belgian Investor, unless that Belgian Investor can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian stock exchange tax representative (“Stock Exchange Tax Representative”), which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transaction.
No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2.9° and 10° of the Belgian Law of August 2, 2002 on the supervision of the financial sector and financial services; (ii) insurance companies defined in Article 5 of the Belgian Law of March 13, 2016 on the supervision of insurance companies; (iii) pension institutions referred to in Article 2,1° of the Belgian Law of October 27, 2006 concerning the supervision of pension institutions; (iv) undertakings for collective investment; (v) regulated real estate companies; and (vi) Belgian non-residents provided they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.
Application of the tonnage tax regime to the Company
The Belgian Ministry of Finance approved our application on October 23, 2013 for beneficial tax treatment of certain of our vessel operations income.
Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis (Tonnage Tax Regime - An alternative way of calculating taxable income of operating qualifying ships. Taxable profits are calculated by reference to the net tonnage of the qualifying vessels a company operates, independent of the actual earnings (profit or loss) for Belgian corporate income tax purposes). This tonnage tax regime was initially granted for 10 years and was renewed for an additional 10-year period in 2013.
The subsidiaries Euronav Shipping NV and Euronav Tankers NV that were formed in connection with our acquisition of the 2014 Fleet Acquisition Vessels applied for the Belgian tonnage tax regime and obtained approval effective January 1, 2016.

We cannot assure the Company will be able to continue to take advantage of these tax benefits in the future or that the Belgian Ministry of Finance will approve the Company's future applications. Changes to the tax regimes applicable to the Company, or the interpretation thereof, may impact the future net results of the Company.
Other income tax considerations
In addition to the income tax consequences discussed above, the Company may be subject to tax in one or more other jurisdictions where the Company conducts activities. The amount of any such tax imposed upon our operations may be material.
The proposed Financial Transaction Tax (FTT)
On February 14, 2013 the EU Commission adopted a Draft Directive on a common Financial Transaction Tax (the “FTT”). Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the Participating Member States) are seeking a compromise under “enhanced cooperation” rules, which require consensus from at least nine nations. Earlier Estonia dropped out of the negotiations by declaring it would not introduce the FTT.
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
However, the Draft Directive on the FTT remains subject to negotiations between the Participating Member States. It may therefore be altered prior to any implementation, of which the eventual timing and outcome remains unclear. Additional EU Member States may decide to participate or drop out of the negotiations. If the number of Participating Member States would fall below nine, it would put an end to the project.
Prospective investors should consult their own professional advisors in relation to the FTT.
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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured and unsecured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2017 by approximately $9.4 million ($10.6 million in 2016).
We are exposed to currency risk related to our operating expenses and treasury notes expressed in euros. In 2017, about 16.5% of the total operating expenses were incurred in euros (2016: 17.4%). Revenue and the financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2017 would have decreased our profit or loss by $7.1 million (2016: $10.0 million). A 10 percent weakening of the euro against the dollar at December 31, 2017 would have had the equal but opposite effect.
We are exposed to credit risk from our operating activities (primarily for trade receivables and available liquidity under our credit revolving facilities) and from our financing activities, including credit risk related to undrawn portions of our facilities and deposits with banks and financial institutions. We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions. The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on the rating agency, Standard & Poor's Financial Services LLC.
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant part of our vessels are currently exposed to the spot market. Every increase (decrease) of $1,000 on a spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by $13.4 million in 2017 (2016: $14.1 million).
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
We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)          Management's annual report on internal control over financial reporting.
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2017 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2017 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
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
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
In accordance with the rules of the NYSE, the exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as Audit and Risk Committee, whose members as of December 31, 2017 are Ms. Monsellato, as Chairman, Mr. Steen, Mr. Thomson and Mr. Bradshaw. Ms. Monsellato has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards of the NYSE.
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
De Gerlachekaai 20, 2000 Antwerpen
Belgium
Telephone: 011-32-3-247-4411

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants for the years ended December 31, 2017 and 2016 were KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises Burg.  CVBA (KPMG). The following table sets forth the fees related to audit and other services provided by KPMG.

(in U.S. dollars)	December 31, 2017	December 31, 2016
Audit fees	870,324	966,733
Audit-related fees	7,987	28,559
Taxation fees	22,104	17,642
All other fees	—	—
Total	900,415	1,012,934
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
Tax Fees
Tax fees in 2017 and 2016 were related to tax compliance services.
ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
none
ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.
ITEM 16G.    CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a Belgian company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards.  Set forth below is a list of those differences.
Independence of Directors.    The NYSE requires that a U.S. listed company maintain a majority of independent directors. Our Board of Directors currently consists of seven directors, five of which are considered "independent" according to NYSE's standards for independence. However, as permitted under Belgian law, our Board of Directors may in the future not consist of a majority of independent directors.

Compensation Committee and Nominating/Corporate Governance Committee .    The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors. As permitted under Belgian law, our Remuneration Committee does not currently, and may not in the future, consist entirely of independent directors. Nevertheless, in accordance with Belgian corporate law, our Remuneration Committee must at all times maintain a majority of independent directors (in accordance with Belgian independence standards).
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
Shareholder Approval of Securities Issuances. The NYSE requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices under the laws of Belgian for authorizing issuances of securities.
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
ITEM 19.    EXHIBITS

Exhibit Number	Description

1.1	Coordinated Articles of Association (3)

2.1	Form of Ordinary Share Certificate (1)

4.1	Registration Rights Agreement, dated January 28, 2015(2)

4.2	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.3	$76.0 Million Secured Loan Facility (Fiorano), dated October 23, 2008 (1)

4.4	$67.5 Million Secured Loan Facility (Larvotto), dated August 29, 2008 (1)

4.5	$340.0 Million Senior Secured Credit Facility, dated October 13, 2014 (1)

4.6	Long Term Incentive Plan, dated February 12, 2015 (2)

4.7	$750.0 Million Senior Secured Credit Facility, dated August 19, 2015 (3)

4.8	2016 Long Term Incentive Plan (3)

4.10	$409.5 Million Senior Secured Credit Facility, dated December 16, 2016. (4)

4.11	$110.0 Million Revolving Credit Facility, dated January 30, 2017. (4)

4.12	2017 Long Term Incentive Plan (4)

4.13	Supplemental Agreement Relating to the $500.0 Million Senior Secured Credit Facility, dated March 30, 2016 (4)

4.14	Third Supplemental Agreement Relating to the $135.0 Million Secured Loan Facility (Fontvieille and Moneghetti), dated June 1, 2016 (4)

4.15	Supplemental Letter Relating to the $76.0 Million Secured Loan Facility (Fiorano), dated June 1, 2016 (4)

4.16	Supplemental Letter Relating to the $67.5 Million Secured Loan Facility (Larvotto), dated June 1, 2016 (4)

4.17	Supplemental Letter Relating to the $750.0 Million Secured Loan Facility, dated August 30, 2016 (4)

4.18	Side Letter Relating to the $76.0 Million Secured Loan Facility (Fiorano), dated January 30, 2017 (6)

4.19	Amending and Restating Agreement Relating to the $76.0 Million Secured Loan Facility (Fiorano), dated March 31, 2017 (6)

4.20	Amending and Restating Agreement Relating to the $67.5 Million Secured Loan Facility (Larvotto), dated March 31, 2017 (6)

4.21	$108.6 Million Senior Secured Credit Facility, dated April 25, 2017 (6)

4.22	Dealer Agreement Relating to a €50 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated June 6, 2017 (6)

4.23	Domiciliary Agency Agreement, dated June 6, 2017 (6)

4.24	Service Contract Concerning the Issue of Dematerialized Treasury Certificates and Certificates of Deposit, dated June 2, 2017 (6)

4.25	Bond Terms for a Senior Unsecured Bond Issue, dated May 30, 2017 (6)

4.26	Agreement regarding the Bond Trustee’s Fees, dated May 30, 2017 (6)

4.27
Agreement and Plan of Merger, dated as of December 20, 2017, among Euronav NV, Euronav MI Inc., and Gener8 Maritime, Inc. (pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted but will be furnished supplementally to the Commission upon request) (5)

4.28
Shareholder Support and Voting Agreement, dated as of December 20, 2017, by and between Euronav NV and the Covered Shareholders (Composite Copy) (attached as Annex B to the proxy statement/prospectus included in this Registration Statement) (5)

4.29	2018 Long Term Incentive Plan

4.30	$173.5 Million Senior Secured Credit Facility, dated March 22, 2018.

4.31	$220 Million Senior Secured Credit Facility, dated March 29, 2018.

4.32	Guarantee, dated March 29, 2018, Relating to $220 Million Senior Secured Credit Facility dated March 29, 2018

8.1	List of Subsidiaries

11.1	Code of Conduct (2)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Drewry Shipping Consultants Ltd.

15.2	Consent of Energy Maritime Associates

15.3	Consent of Independent Registered Public Accounting Firm

15.4	Consent of Seward & Kissel LLP

15.5	Consent of Argo Law

101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Statement of Financial Position as of December 31, 2017, 2016 and 2015
(2) Consolidated Statement of Profit or Loss for the years ended December 31, 2017, 2016 and 2015
(3) Consolidated Statement of Comprehensive Income as of December 31, 2017, 2016 and 2015
(4) Consolidated Statements of Changes in Equity as of December 31, 2017, 2016 and 2015
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015
(6) Notes to the Consolidated Financial Statements.

(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-198625 and incorporated by reference herein.

(2)	Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

(3)	Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.

(4)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

(5)	Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 22, 2017 and incorporated by reference herein.

(6)	Filed as an exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-223039 and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURONAV NV

	By:	/s/ Hugo De Stoop
Name: Hugo De Stoop Title: Chief Financial Officer
Date: April 17, 2018

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Euronav NV:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Euronav NV and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG Bedrijfsrevisoren - Réviseurs d’Entreprises Burg. CVBA

/s/ Götwin Jackers
Bedrijfsrevisor / Réviseur d’Entreprises

We have served as the Company’s auditor since 2003.

Zaventem, BELGIUM
April 17, 2018

Consolidated Statement of Financial Position
(in thousands of USD)

	December 31, 2017	December 31, 2016
ASSETS
Non-current assets
Vessels (Note 8)	2,271,500	2,383,163
Assets under construction (Note 8)	63,668	86,136
Other tangible assets (Note 8)	1,663	777
Intangible assets	72	156
Receivables (Note 10)	160,352	183,914
Investments in equity accounted investees (Note 25)	30,595	18,413
Deferred tax assets (Note 9)	2,487	964

Total non-current assets	2,530,337	2,673,523

Current assets
Trade and other receivables (Note 11)	136,797	166,342
Current tax assets	191	357
Cash and cash equivalents (Note 12)	143,648	206,689
Non-current assets held for sale (Note 3)	—	—

Total current assets	280,636	373,388

TOTAL ASSETS	2,810,973	3,046,911

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	568	120
Treasury shares (Note 13)	(16,102)	(16,102)
Retained earnings	473,622	515,665

Equity attributable to owners of the Company	1,846,361	1,887,956

Non-current liabilities
Bank loans (Note 15)	653,730	966,443
Other notes (Note 15)	147,619	—
Other payables (Note 17)	539	533
Employee benefits (Note 16)	3,984	2,846
Provisions	—	38

Total non-current liabilities	805,872	969,860

Current liabilities
Trade and other payables (Note 17)	61,355	69,859
Current tax liabilities	11	—
Bank loans (Note 15)	47,361	119,119
Other borrowings (Note 15)	50,010	—
Provisions	3	117

Total current liabilities	158,740	189,095

TOTAL EQUITY and LIABILITIES	2,810,973	3,046,911

The accompanying notes on page F-10 to F-81 are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss
(in thousands of USD except per share amounts)

	2017	2016	2015
	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015
Shipping income
Revenue (Note 4)	513,368	684,265	846,507
Gains on disposal of vessels/other tangible assets (Note 8)	36,538	50,397	13,302
Other operating income (Note 4)	4,902	6,996	7,426
Total shipping income	554,808	741,658	867,235

Operating expenses
Voyage expenses and commissions (Note 5)	(62,035)	(59,560)	(71,237)
Vessel operating expenses (Note 5)	(150,427)	(160,199)	(153,718)
Charter hire expenses (Note 5)	(31,173)	(17,713)	(25,849)
Loss on disposal of vessels/other tangible assets (Note 8)	(21,027)	(2)	(8,002)
Impairment on non-current assets held for sale (Note 3)	—	—	—
Loss on disposal of investments in equity accounted investees (Note 24)	—	(24,150)	—
Depreciation tangible assets (Note 8)	(229,777)	(227,664)	(210,156)
Depreciation intangible assets	(95)	(99)	(50)
General and administrative expenses (Note 5)	(46,868)	(44,051)	(46,251)
Total operating expenses	(541,402)	(533,438)	(515,263)

RESULT FROM OPERATING ACTIVITIES	13,406	208,220	351,972

Finance income (Note 6)	7,266	6,855	3,312
Finance expenses (Note 6)	(50,729)	(51,695)	(50,942)
Net finance expenses	(43,463)	(44,840)	(47,630)

Share of profit (loss) of equity accounted investees (net of income tax) (Note 25)	30,082	40,495	51,592

PROFIT (LOSS) BEFORE INCOME TAX	25	203,875	355,934

Income tax benefit (expense) (Note 7)	1,358	174	(5,633)

PROFIT (LOSS) FOR THE PERIOD	1,383	204,049	350,301

Attributable to:
Owners of the company	1,383	204,049	350,301

Basic earnings per share (Note 14)	0.01	1.29	2.25
Diluted earnings per share (Note 14)	0.01	1.29	2.22

Weighted average number of shares (basic) (Note 14)	158,166,534	158,262,268	155,872,171
Weighted average number of shares (diluted) (Note 14)	158,297,057	158,429,057	157,529,562
The accompanying notes on page F-10 to F-81 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income
(in thousands of USD)

	2017	2016	2015
	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015
Profit/(loss) for the period	1,383	204,049	350,301

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset) (Note 16)	64	(646)	(44)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	448	170	(429)
Equity-accounted investees - share of other comprehensive income (Note 25)	483	1,224	1,610

Other comprehensive income, net of tax	995	748	1,136

Total comprehensive income for the period	2,378	204,797	351,437

Attributable to:
Owners of the company	2,378	204,797	351,437
The accompanying notes on page F-10 to F-81 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2015	142,441	941,770	379	—	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	—	—	—	—	—	350,301	350,301	—	350,301
Total other comprehensive income	—	—	(429)	—	—	1,565	1,136	—	1,136
Total comprehensive income	—	—	(429)	—	—	351,866	351,437	—	351,437

Transactions with owners of the company
Issue of ordinary shares (Note 13)	20,324	208,738	—	—	—	(19,357)	209,705	—	209,705
Conversion perpetual convertible preferred equity (Note 13)	10,281	64,719	—	—	—	—	75,000	(75,000)	—
Dividends to equity holders	—	—	—	—	—	(138,001)	(138,001)	—	(138,001)
Treasury shares sold (Note 13)	—	—	—	—	33,779	(25,516)	8,263	—	8,263
Equity-settled share-based payment (Note 22)	—	—	—	—	—	1,637	1,637	—	1,637
Total transactions with owners	30,605	273,457	—	—	33,779	(181,237)	156,604	(75,000)	81,604

Balance at December 31, 2015	173,046	1,215,227	(50)	—	(12,283)	529,809	1,905,749	—	1,905,749

Balance at January 1, 2016	173,046	1,215,227	(50)	—	(12,283)	529,809	1,905,749	—	1,905,749

Profit (loss) for the period	—	—	—	—	—	204,049	204,049	—	204,049
Total other comprehensive income	—	—	170	—	—	578	748	—	748
Total comprehensive income	—	—	170	—	—	204,627	204,797	—	204,797

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(216,838)	(216,838)	—	(216,838)
Treasury shares acquired (Note 13)	—	—	—	—	(6,889)	—	(6,889)	—	(6,889)
Treasury shares sold (Note 13)	—	—	—	—	3,070	(2,339)	731	—	731
Equity-settled share-based payment (Note 22)	—	—	—	—	—	406	406	—	406
Total transactions with owners	—	—	—	—	(3,819)	(218,771)	(222,590)	—	(222,590)

Balance at December 31, 2016	173,046	1,215,227	120	—	(16,102)	515,665	1,887,956	—	1,887,956

Consolidated Statement of Changes in Equity (Continued)
(in thousands of USD)

	Share capital		Share premium		Translation reserve		Hedging reserve		Treasury shares		Retained earnings		Capital and reserves		Other equity interest		Total equity
Balance at January 1, 2017	173,046		1,215,227		120		—		(16,102)		515,665		1,887,956		—		1,887,956

Profit (loss) for the period	—		—		—		—		—		1,383		1,383		—		1,383
Total other comprehensive income	—		—		448		—		—		547		995		—		995
Total comprehensive income	—	—	—	—	448	—	—	—	—	—	1,930	—	2,378	—	—	—	2,378

Transactions with owners of the company
Dividends to equity holders (Note 13)	—		—		—		—		—		(44,286)		(44,286)		—		(44,286)
Equity-settled share-based payment (Note 22)	—		—		—		—		—		313		313		—		313
Total transactions with owners	—		—		—		—		—		(43,973)		(43,973)		—		(43,973)

Balance at December 31, 2017	173,046		1,215,227		568		—		(16,102)		473,622		1,846,361		—		1,846,361
The accompanying notes on page F-10 to F-81 are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
(in thousands of USD)

	2017	2016	2015
	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015
Cash flows from operating activities
Profit (loss) for the period	1,383	204,049	350,301

Adjustments for:	225,527	205,457	208,305
Depreciation of tangible assets (Note 8)	229,777	227,664	210,156
Depreciation of intangible assets	95	99	50
Loss (gain) on disposal of investments in equity accounted investees (Note 24)	—	24,150	—
Provisions	(160)	(603)	91
Tax (benefits)/expenses (Note 7)	(1,358)	(174)	5,633
Share of profit of equity-accounted investees, net of tax (Note 25)	(30,082)	(40,495)	(51,592)
Net finance expense (Note 6)	43,463	44,839	47,630
(Gain)/loss on disposal of assets (Note 8)	(15,511)	(50,395)	(5,300)
Equity-settled share-based payment transactions (Note 5)	313	406	1,637
Amortization of deferred capital gain	(1,010)	(34)	—

Changes in working capital requirements	22,083	38,487	(57,692)
Change in cash guarantees	(52)	107	1
Change in trade receivables (Note 11)	5,938	(755)	12,330
Change in accrued income (Note 11)	(1,499)	21,049	(13,175)
Change in deferred charges (Note 11)	(3,648)	239	11,090
Change in other receivables (Note 10-11)	28,773	35,905	(34,654)
Change in trade payables (Note 17)	1,165	(6,817)	1,190
Change in accrued payroll (Note 17)	1,014	(138)	255
Change in accrued expenses (Note 17)	(6,727)	(7,547)	(1,649)
Change in deferred income (Note 17)	(3,726)	(3,591)	6,612
Change in other payables (Note 17)	18	(226)	(39,800)
Change in provisions for employee benefits (Note 16)	827	261	108

Income taxes paid during the period	11	(100)	(109)
Interest paid (Note 6-18)	(39,595)	(33,378)	(50,810)
Interest received (Note 6-11)	636	209	262
Dividends received from equity-accounted investees (Note 25)	1,250	23,478	275

Net cash from (used in) operating activities	211,295	438,202	450,532

Acquisition of vessels (Note 8)	(176,687)	(342,502)	(351,596)
Proceeds from the sale of vessels (Note 8)	96,880	223,016	112,890
Acquisition of other tangible assets and prepayments (Note 8)	(1,203)	(178)	(8,289)
Acquisition of intangible assets	(11)	(18)	(258)
Proceeds from the sale of other (in)tangible assets	29	38	95
Loans from (to) related parties (Note 25)	40,750	22,047	39,785
Proceeds from capital decreases in joint ventures (Note 25)	—	3,737	1,500
Acquisition of subsidiaries, net of cash acquired (Note 24)	—	(6,755)	—

Net cash from (used in) investing activities	(40,242)	(100,615)	(205,873)

Proceeds from issue of share capital (Note 13)	—	—	229,063
Transaction costs related to issue of share capital (Note 13)	—	—	(19,357)
(Purchase of) Proceeds from sale of treasury shares (Note 13)	—	(6,157)	8,263
Proceeds from new borrowings (Note 15)	526,024	740,286	931,270
Repayment of borrowings (Note 15)	(710,993)	(774,015)	(1,367,871)
Transaction costs related to issue of loans and borrowings (Note 15)	(5,874)	(4,436)	(8,680)
Dividends paid (Note 13)	(44,133)	(216,838)	(138,003)

Net cash from (used in) financing activities	(234,976)	(261,160)	(365,315)

Net increase (decrease) in cash and cash equivalents	(63,923)	76,427	(120,656)

Net cash and cash equivalents at the beginning of the period (Note 12)	206,689	131,663	254,086
Effect of changes in exchange rates	882	(1,401)	(1,767)

Net cash and cash equivalents at the end of the period (Note 12)	143,648	206,689	131,663
The accompanying notes on page F-10 to F-81 are an integral part of these consolidated financial statements.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Notes to the consolidated financial statements for the year ended December 31, 2017

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 1 - Significant accounting policies

1.	Reporting Entity
Euronav NV (the "Company") is a company domiciled in Belgium. The address of the Company's registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates and joint ventures.
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
The Group currently deploys their two FSOs as floating storage units under service contracts with North Oil Company, in the offshore services sector.

2.	Basis of preparation

(a)	Statement of compliance
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
All accounting policies have been consistently applied for all periods presented in the consolidated financial statements, unless disclosed otherwise.
The consolidated financial statements were authorized for issue by the Board of Directors on April 17, 2018.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

(b)	Basis of measurement
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
The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Group Audit and Risk Committee.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
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
Except for the changes below, the accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2017 are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2016. The Group has adopted the following new standards, interpretations and amendments to standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2017:

•	Annual Improvements to IFRSs 2014-2016 cycle (amendments to IFRS 12)

•	Amendments to IAS 7: Disclosure Initiative

•	Amendments to IFRS 12: Recognition of Deferred Tax Assets for Unrealized Losses
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

(iii)	Subsidiaries
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
Intragroup balances and transactions, and any unrealized gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the underlying asset to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

(h)	Financial Instruments

(i)	Non-derivative financial assets
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

(i)	Goodwill and intangible assets

(i)	Goodwill
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
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment (refer to accounting policy (j) vii).
Gains and losses on disposal of a vessel or of another item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of the vessel or the item of property, plant and equipment and are recognized in profit or loss.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

For the sale of vessels or other items of property, plant and equipment, transfer of risk and rewards usually occurs upon delivery of the vessel to the new owner.

(ii)	Leased assets
Leases in terms of which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Vessels, property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer accounting policy (k)). Lease payments are accounted for as described in accounting policy (q). Other leases are operating leases and are not recognized in the Group's statement of financial position.
(iii)    Assets under construction
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

(iv)	Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other expenditure is recognized in the consolidated statement of profit or loss as an expense as incurred.

(v)	Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(vi)	Depreciation
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
The estimated useful lives of significant items of property, plant and equipment are as follows:

•	tankers	20 years
•	FSO/FpSO/FPSO	25 years
•	plant and equipment	5 - 20 years
•	fixtures and fittings	5 - 10 years
•	other tangible assets	3 - 20 years
•	dry-docking	2.5 - 5 years
Vessels are estimated to have a zero residual value.
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

(vii)	Dry-docking – component approach
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in dry-dock. Components installed during dry-dock with a useful life of more than 1 year will be amortized over their estimated useful life.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

(ii)	Non-financial assets
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

(n)	Provisions
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
No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due and associated costs.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

(p)	Gain and losses on disposal of vessels
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
Deferred tax is recognized using the balance sheet method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

(t)	Segment reporting
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

(v)	New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December, 2017, and have not been applied in preparing these consolidated financial statements:
IFRS 9 Financial instruments, the IASB issued the final version of IFRS 9 Financial Instruments in July 2014. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group will apply IFRS 9 initially on 1 January 2018 and will not restate comparative information for prior periods. The new standard will require the Group to revise its accounting processes and internal controls related to reporting financial instruments. An analysis indicated that the initial adoption of IFRS 9 on January 1, 2018 would result in a provision for doubtful debtors of USD 16k. The adoption of IFRS 9 will not have any other impact on the classification or measurement of financial assets.

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Barter Transactions Involving Advertising Services. IFRS 15 is effective for the annual periods beginning on or after January 1, 2018, with early adoption permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities (e.g., sales of property or plant and equipment). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates.
The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Group will adopt the standard using the cumulative catch-up transition method. The new standard will be effective for us beginning January 1, 2018. The Group has undertaken a comprehensive approach to assess the impact of the guidance on its business by reviewing the current accounting policies and practices to identify any potential differences that may result from applying the new requirements to the consolidated financial statements. Part of the Group’s revenue is generated from time charters, where revenue is recognized on an accrual basis and is recorded over the term of the charter as the service is provided. This new guidance will not have any impact on this aspect of the Group’s revenue. For spot charters, we recognize revenue on a discharge-to-discharge basis in determining the percentage of completion for all voyage charters. After consulting with other shipping companies on business assumptions, processes, systems and controls the Group decided to recognize revenue on a load-to-discharge basis as from January 1, 2018. Under this new standard the Group will also capitalize the voyage expenses incurred between the previous discharge port and the next load port if they qualify as fulfillment costs under IFRS 15 and if they are expected to be recovered. An analysis of spot charter revenue from voyages over year-end indicated that the initial adoption of IFRS 15 on January 1, 2018 will result in a reduction of accrued revenue by USD 4.4 million and the recognition of capitalized fulfillment costs of USD 2.7 million, with a corresponding net reduction of equity. The new standard will also require the Group to revise its accounting processes and internal controls related to reporting spot charter revenue and voyage expenses.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

IFRS 16 Leases published on January 13, 2016 makes a distinction between a service contract and a lease based on whether the contract conveys the right to control the use of an identified asset and introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short term leases and leases of low value items. Lessor accounting remains similar to the current standard - i.e. lessors continue to classify leases as finance or operating leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. The Group will adopt IFRS 16 as of January 1, 2019. An assessment of the impact of IFRS 16 has not been finalized to date, but the Group expects that the most significant impact will be that the Group will recognize new assets and liabilities for its operating leases as lessee (for company cars, office rental and bare boat charters). Reference is also made to the disclosure on lease payments in Note 19. In addition, the nature and recognition of expenses related to those leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Group does not expect the adoption of IFRS 16 to impact its ability to comply with the loan covenants described in Note 18.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2) issued on 20 June 2016 covers three accounting areas: the measurement of cash-settled share-based payments; the classification of share-based payments settled net of tax withholdings; and the accounting for a modification of a share-based payment from cash-settled to equity-settled. The amendments are effective for annual periods commencing on or after 1 January 2018. As a practical simplification, the amendments can be applied prospectively so that prior periods do not have to be restated. Retrospective, or early application is permitted if companies have the required information. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Transfers of property assets to/from, investment property (Amendments to IAS 40) issued on 8 December 2016, clarifies that a property asset is transferred to, or from, investment property when and only when there is an actual change in use. A change in management intention alone does not support a transfer. The amendments are effective for annual periods beginning on or after 1 January 2018, with earlier adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28) issued on 12 October 2017, clarifies how companies should account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9. The amendments are effective for annual periods beginning on or after 1 January 2019, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

IFRIC 22 Foreign currency transactions and Advance consideration issued on 8 December 2016, clarifies the transaction date to be used to determine the exchange rate for translating foreign currency transactions involving an advance payment or receipt. The interpretation is effective for annual periods beginning on or after 1 January 2018, with earlier adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments issued on 7 June 2017, clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this Interpretation. An entity is required to assume that a tax authority with the right to examine and challenge tax treatments will examine those treatments and have full knowledge of all related information. Detection risk is not considered in the recognition and measurement of uncertain tax treatments. The entity should measure the impact of the uncertainty using the method that best predicts the resolution of the uncertainty; either the most likely amount method or the expected value method. The interpretation is effective for annual periods beginning on or after 1 January 2019, with earlier adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Annual improvements to IFRSs 2014-2016 Cycle, issued on 8 December 2016, covers the following minor amendments:
- IFRS 1 First-time Adoption of IFRS: removes outdated exemptions for first-time adopters of IFRS (effective for annual periods beginning on or after 1 January 2018);

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 1 - Significant accounting policies (Continued)

- IFRS 12 Disclosure of Interests in Other Entities: the amendments clarify that the disclosure requirements for interests in other entities also apply to interests that are classified as held for sale or distribution (effective for annual periods beginning on or after 1 January 2017 and adopted by the Group as of 1 January 2017).
- IAS 28 Investments in Associates and Joint Ventures: the amendments clarify that a venture capital organization, or other qualifying entity, may elect to measure its investments in an associate or joint venture at fair value through profit or loss. This election can be made on an investment-by-investment basis. A non-investment entity investor may elect to retain the fair value accounting applied by an investment entity associate or investment entity joint venture to its subsidiaries. This election can be made separately for each investment entity associate or joint venture. These amendments are effective for annual periods beginning on or after 1 January 2018, with earlier adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Annual improvements to IFRSs 2015-2017 Cycle, issued on 12 December 2017, covers the following minor amendments:
- IFRS 3 Business Combinations: the amendments clarify that a company remeasures its previously held interest in a joint operation when it obtains control of the business.
- IFRS 11 Joint Arrangements: the amendments clarify that a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.
- IAS 12 Income Taxes: the amendments clarify that a company accounts for all income tax consequences of dividend payments consistently with the transactions that generated the distributable profits - i.e. in profit or loss, OCI or equity.
- IAS 23 Borrowing Costs: the amendments clarify that a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

The amendments are effective for annual reporting periods beginning on or after 1 January 2019 with earlier application permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 2 - Segment reporting
The Group distinguishes two operating segments: the operation of crude oil tankers in the international markets (the Tankers Segment) and the floating production, storage and offloading operations (the FSO/FpSO Segment). These two divisions operate in completely different markets, where in the latter the assets are tailor made or converted for specific long term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market, contract duration is often less than two years and the assets are to a large extent standardized. The segment profit or loss figures and key assets as set out below are presented to the executive committee on at least a quarterly basis to help the key decision makers in evaluating the respective segments. The Chief Operating Decision Maker (CODM) also receives the information per segment based on proportionate consolidation for the joint ventures and not by applying equity accounting. The reconciliation between the figures of all segments combined on the one hand and with the consolidated statements of financial position and profit or loss on the other hand is presented in a separate column Equity-accounted investees.
The Group has one client in the Tankers segment that represented 10% of the Tankers segment total revenue in 2017 (2016: two clients which represented 10% each and in 2015 one client which represented 11%). All the other clients represent less than 10% of total revenues of the Tankers segment.
The Group did not identify any relevant geographic areas.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 2 - Segment reporting (Continued)

Consolidated statement of financial position

(in thousands of USD)	December 31, 2017				December 31, 2016
ASSETS	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Vessels	2,271,500	168,100	(168,100)	2,271,500	2,383,163	186,170	(186,170)	2,383,163
Assets under construction	63,668	—	—	63,668	86,136	—	—	86,136
Other tangible assets	1,663	—	—	1,663	777	—	—	777
Intangible assets	72	—	—	72	156	—	—	156
Receivables	163,382	10,739	(13,769)	160,352	204,079	9,414	(29,579)	183,914
Investments in equity accounted investees	1,695	—	28,900	30,595	1,546	—	16,867	18,413
Deferred tax assets	2,487	223	(223)	2,487	964	—	—	964

Total non-current assets	2,504,467	179,062	(153,192)	2,530,337	2,676,821	195,584	(198,882)	2,673,523

Total current assets	281,132	11,581	(12,077)	280,636	375,037	43,048	(44,697)	373,388

TOTAL ASSETS	2,785,599	190,643	(165,269)	2,810,973	3,051,858	238,632	(243,579)	3,046,911

EQUITY and LIABILITIES

Total equity	1,820,887	25,473	1	1,846,361	1,892,836	(4,879)	(1)	1,887,956

Bank and other loans	653,730	162,762	(162,762)	653,730	966,443	203,512	(203,512)	966,443
Convertible and other Notes	147,619	—	—	147,619	—	—	—	—
Other payables	539	—	—	539	533	1,118	(1,118)	533
Deferred tax liabilities	—	1,680	(1,680)	—	—	—	—	—
Employee benefits	3,984	—	—	3,984	2,846	—	—	2,846
Amounts due to equity-accounted joint ventures	—	—	—	—	—	—	—	—
Provisions	—	—	—	—	38	—	—	38

Total non-current liabilities	805,872	164,442	(164,442)	805,872	969,860	204,630	(204,630)	969,860

Total current liabilities	158,840	728	(828)	158,740	189,162	38,881	(38,948)	189,095

TOTAL EQUITY and LIABILITIES	2,785,599	190,643	(165,269)	2,810,973	3,051,858	238,632	(243,579)	3,046,911

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 2 - Segment reporting (Continued)

Consolidated statement of profit or loss

(in thousands of USD)	2017				2016				2015
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Shipping income
Revenue	513,398	59,513	(59,543)	513,368	704,766	65,125	(85,626)	684,265	898,495	64,504	(116,492)	846,507
Gains on disposal of vessels/other tangible assets	36,538	—	—	36,538	50,397	—	—	50,397	13,302	—	—	13,302
Other operating income	4,902	234	(234)	4,902	6,765	327	(96)	6,996	6,798	808	(180)	7,426
Total shipping income	554,838	59,747	(59,777)	554,808	761,928	65,452	(85,722)	741,658	918,595	65,312	(116,672)	867,235

Operating expenses
Voyage expenses and commissions	(62,035)	(304)	304	(62,035)	(63,305)	(476)	4,221	(59,560)	(83,896)	(473)	13,132	(71,237)
Vessel operating expenses	(150,390)	(9,157)	9,120	(150,427)	(164,478)	(9,679)	13,958	(160,199)	(160,894)	(10,074)	17,250	(153,718)
Charter hire expenses	(31,173)	—	—	(31,173)	(17,713)	—	—	(17,713)	(25,849)	—	—	(25,849)
Losses on disposal of vessels/other tangible assets	(21,027)	—	—	(21,027)	(1)	—	(1)	(2)	(8,002)	—	—	(8,002)
Loss on disposal of investments in equity accounted investees	—	—	—	—	(24,150)	—	—	(24,150)	—	—	—	—
Depreciation tangible assets	(229,777)	(18,071)	18,071	(229,777)	(233,368)	(18,071)	23,775	(227,664)	(221,399)	(18,071)	29,314	(210,156)
Depreciation intangible assets	(95)	—	—	(95)	(99)	—	—	(99)	(50)	—	—	(50)
General and administrative expenses	(46,871)	(30)	33	(46,868)	(44,152)	(80)	181	(44,051)	(46,433)	(283)	465	(46,251)
Total operating expenses	(541,368)	(27,562)	27,528	(541,402)	(547,266)	(28,306)	42,134	(533,438)	(546,523)	(28,901)	60,161	(515,263)

RESULT FROM OPERATING ACTIVITIES	13,470	32,185	(32,249)	13,406	214,662	37,146	(43,588)	208,220	372,072	36,411	(56,511)	351,972

Finance income	7,267	197	(198)	7,266	6,864	57	(66)	6,855	3,313	22	(23)	3,312
Finance expenses	(50,730)	(1,026)	1,027	(50,729)	(52,420)	(2,552)	3,277	(51,695)	(52,590)	(3,663)	5,311	(50,942)
Net finance expenses	(43,463)	(829)	829	(43,463)	(45,556)	(2,495)	3,211	(44,840)	(49,277)	(3,641)	5,288	(47,630)

Share of profit (loss) of equity accounted investees (net of income tax)	150	—	29,932	30,082	334	—	40,161	40,495	185	—	51,407	51,592

Profit (loss) before income tax	(29,843)	31,356	(1,488)	25	169,440	34,651	(216)	203,875	322,980	32,770	184	355,934

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 2 - Segment reporting (Continued)

Income tax expense	1,358	(1,488)	1,488	1,358	174	(216)	216	174	(5,633)	184	(184)	(5,633)

Profit (loss) for the period	(28,485)	29,868	—	1,383	169,614	34,435	—	204,049	317,347	32,954	—	350,301

Attributable to:
Owners of the company	(28,485)	29,868	—	1,383	169,614	34,435	—	204,049	317,347	32,954	—	350,301
Summarized consolidated statement of cash flows

(in thousands of USD)	2017				2016				2015
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Net cash from operating activities	211,310	49,684	(49,698)	211,295	427,926	49,013	(38,737)	438,202	505,821	58,747	(114,036)	450,532
Net cash from (used in) investing activities	(40,243)	—	1	(40,242)	(90,891)	—	(9,724)	(100,615)	(248,770)	—	42,897	(205,873)
Net cash from (used in) financing activities	(234,921)	(78,421)	78,367	(234,976)	(264,714)	(32,929)	36,483	(261,160)	(350,429)	(20,557)	5,671	(365,315)

Capital expenditure	(177,901)	—	—	(177,901)	(342,698)	—	—	(342,698)	(361,754)	—	1,611	(360,143)
Impairment losses	—	—	—	—	—	—	—	—	—	—	—	—
Impairment losses reversed	—	—	—	—	—	—	—	—	—	—	—	—

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 3 Assets and liabilities held for sale and discontinued operations
Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	2017	2016	2015
Vessels	—	—	24,195
Of which in Tankers segment	—	—	24,195
Of which in FSO segment	—	—	—

(in thousands of USD)	(Estimated) Sale price	Book Value	Asset Held For Sale	(Expected) Gain	(Expected) Loss
At January 1, 2015	—	—	89,000	—	—

Assets transferred to assets held for sale
Famenne	38,016	24,195	24,195	13,821	—

Assets sold from assets held for sale
Antarctica	91,065	89,000	(89,000)	2,065	—

At December 31, 2015	—	—	24,195	15,886	—

At January 1, 2016	—	—	24,195	—	—

Assets sold from assets held for sale
Famenne	38,016	24,195	(24,195)	13,821	—

At December 31, 2016	—	—	—	13,821	—

On January 15, 2016, the Company sold the VLCC Famenne (2001 - 298,412 dwt), for USD 38.4 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2015, and had a carrying value of USD 24.2 million as of that date The vessel was delivered to its new owner on March 9, 2016. Taking into account the sales commissions, the gain on the sale of this vessel amounted to USD 13.8 million. This gain has been recorded upon delivery of the vessel and is therefore reflected in the consolidated statement of profit or loss for the twelve months ended December 31, 2016.
As per December 31, 2017 and December 31, 2016, the Group had no assets held for sale.
Discontinued operations
As per December 31, 2017 and December 31, 2016, the Group had no operations that meet the criteria of a discontinued operation.
Note 4 – Revenue and other operating income

(in thousands of USD)	2017	2016	2015
Pool Revenue	249,303	340,217	455,617
Spot Voyages	145,360	203,821	264,799
Time Charters (Note 19)	118,705	140,227	126,091
Total revenue	513,368	684,265	846,507

(in thousands of USD)	2017	2016	2015
Other operating income	4,902	6,996	7,426
For the accounting treatment of revenue, we refer to the accounting policies (o) - Revenue.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

The decrease in revenue is mostly related to the decrease in pool and spot voyage revenue which is due to lower freight market conditions.
Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage, such as insurance rebates received based on changes in our vessels' trading patterns.
Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions

(in thousands of USD)	2017	2016	2015
Voyage related expense	(57,140)	(52,836)	(62,787)
Commissions paid	(4,895)	(6,724)	(8,450)
Total voyage expenses and commissions	(62,035)	(59,560)	(71,237)
The majority of voyage expenses are bunkers, port costs and agent fees paid to operate the vessels on the spot market. These expenses increased in 2017 compared to 2016 because a lower proportion of vessels were on time charter contract in 2017 and because bunker costs per ton increased. For vessels under a time charter contract, voyage expenses are paid by the charterer and for vessels operated on the spot market, voyage expenses are paid by the ship owner.
Vessel operating expenses

(in thousands of USD)	2017	2016	2015
Operating expenses	(139,832)	(148,554)	(142,035)
Insurance	(10,595)	(11,645)	(11,683)
Total vessel operating expenses	(150,427)	(160,199)	(153,718)
The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. In 2017 these expenses were lower compared to 2016 because technical operating expenses were lower thanks to cost optimization strategies applied in 2017.
Charter hire expenses

(in thousands of USD)	2017	2016	2015
Charter hire (Note 19)	(62)	(16,921)	(25,849)
Bare boat hire (Note 19)	(31,111)	(792)	—
Total charter hire expenses	(31,173)	(17,713)	(25,849)
The decrease in charter hire is mainly due to the redelivery of the two chartered-in vessels, the VLCC KHK Vision and the Suezmax Suez Hans, to their owners on October 27, 2016 and November 27, 2016 respectively.
The increase in bareboat charter-hire expenses in 2017 is entirely attributable to the sale and leaseback agreement of four VLCCs ( Nautilus, Navarin, Neptun and Nucleus), under a five year bareboat contract agreed on December 16, 2016.
General and administrative expenses

(in thousands of USD)	2017	2016	2015
Wages and salaries	(12,853)	(12,754)	(12,554)
Social security costs	(2,511)	(2,532)	(2,379)
Provision for employee benefits (Note 16)	(827)	(261)	(108)
Equity-settled share-based payments (Note 22)	(313)	(406)	(1,637)
Other employee benefits	(3,148)	(3,178)	(3,715)
Employee benefits	(19,652)	(19,131)	(20,392)
Administrative expenses	(22,579)	(21,264)	(21,389)
Tonnage Tax	(4,772)	(4,246)	(4,360)
Claims	(25)	(13)	(19)
Provisions	160	603	(91)
Total general and administrative expenses	(46,868)	(44,051)	(46,251)

Average number of full time equivalents (shore staff)	150.49	139.44	132.20

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 5 - Expenses for shipping activities and other expenses from operating activities (Continued)

The general and administrative expenses which include amongst others: shore staff wages, director fees, office rental, consulting and audit fees and Tonnage Tax, increased in 2017 compared to 2016. This increase was mainly due to an increase in provisions for employee benefits, and to higher administrative expenses.

The administrative expenses increased in 2017 compared to 2016 due to the signing and usage by Tankers International Ltd. of a senior secured uncommitted on-demand line of credit to fund the working capital in the ordinary course of TI Pool's business of operating a pool of tankers vessels, including but not limited to the purchase of bunker fuel, the payment of expenses relating to specific voyages and supplies of pool vessels, commissions payable on fixtures, port costs, expenses for hull and propeller cleaning, canal costs, insurance costs for the account of the pool, and insurance and fees payable for towage of vessels. The TI Pool's financing expenses are part of the Pool administrative expenses which are borne by the Pool participants, including Euronav.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 6 - Net finance expense
Recognized in profit or loss

(in thousands of USD)	2017	2016	2015
Interest income	655	217	208
Foreign exchange gains	6,611	6,638	3,104
Finance income	7,266	6,855	3,312

Interest expense on financial liabilities measured at amortized cost	(38,391)	(39,007)	(38,246)
Amortization other Notes	—	—	(4,127)
Other financial charges	(5,819)	(4,577)	(4,355)
Foreign exchange losses	(6,519)	(8,111)	(4,214)
Finance expense	(50,729)	(51,695)	(50,942)

Net finance expense recognized in profit or loss	(43,463)	(44,840)	(47,630)
Interest expense on financial liabilities measured at amortized cost decreased during the year ended December 31, 2017, compared to 2016. This decrease was primarily attributable to the fact that the increase in floating interest rates in 2017 was more than offset by a decrease in average outstanding debt during the year ended December 31, 2017, compared to 2016. Other financial charges increased in 2017 compared to 2016, which was primarily attributable to commitment fees paid for available credit lines, of which the total availability increased in 2017.
The above finance income and expenses include the following in respect of assets (liabilities) not at fair value through profit or loss:

	2017	2016	2015
Total interest income on financial assets	655	217	208
Total interest expense on financial liabilities	(38,391)	(39,007)	(42,373)
Total other financial charges	(5,819)	(4,577)	(4,355)
Recognized directly in equity

(in thousands of USD)	2017	2016	2015
Foreign currency translation differences for foreign operations	448	170	(429)
Net finance expense recognized directly in equity	448	170	(429)
Attributable to:
Owners of the Company	448	170	(429)
Net finance expense recognized directly in equity	448	170	(429)
Recognized in:
Translation reserve	448	170	(429)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2017	2016	2015
Current tax
Current period	(85)	60	(98)
Total current tax	(85)	60	(98)

Deferred tax
Recognition of unused tax losses/(use of tax losses)	1,473	220	(5,450)
Other	(30)	(106)	(85)
Total deferred tax	1,443	114	(5,535)

Total tax benefit/(expense)	1,358	174	(5,633)

Reconciliation of effective tax	2017		2016		2015
Profit (loss) before tax		25		203,875		355,934

Tax at domestic rate	(33.99)%	(8)	(33.99)%	(69,297)	(33.99)%	(120,982)
Effects on tax of :
Tax exempt profit / loss		499		(8,090)		(144)
Tax adjustments for previous years		10		70		17
Loss for which no DTA (*) has been recognized		—		—		(4,811)
Use of previously unrecognized tax losses		7,146		1,118		15,668
Non-deductible expenses		(710)		(1,718)		(5,225)
Tonnage Tax regime		(13,918)		64,637		91,334
Effect of share of profit of equity-accounted investees		10,175		13,761		17,536
Effects of tax regimes in foreign jurisdictions		(1,836)		(307)		974
Total taxes	5,430.01%	1,358	0.09%	174	(1.58)%	(5,633)
In application of an IFRIC agenda decision on 'IAS 12 Income taxes', tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses. The amount paid for tonnage tax in the year ended December 31, 2017 was USD 4.8 million (see Note 5).
* Deferred Tax Asset

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

(in thousands of USD)	Vessels	Vessels under construction	Other tangible assets	Prepayments	Total PPE
At January 1, 2015
Cost	3,342,607	—	2,997	16,601	3,362,205
Depreciation & impairment losses	(1,084,273)	—	(1,771)	—	(1,086,044)
Net carrying amount	2,258,334	—	1,226	16,601	2,276,161

Acquisitions	257,706	93,890	288	8,001	359,885
Disposals and cancellations	(10,681)	—	(3)	(8,000)	(18,684)
Depreciation charges	(209,728)	—	(428)	—	(210,156)
Transfer to assets held for sale	(24,195)	—	—	—	(24,195)
Transfers	16,600	—	—	(16,600)	—
Translation differences	—	—	(35)	—	(35)
Balance at December 31, 2015	2,288,036	93,890	1,048	2	2,382,976

At January 1, 2016
Cost	3,477,605	93,890	2,482	2	3,573,979
Depreciation & impairment losses	(1,189,569)	—	(1,434)	—	(1,191,003)
Net carrying amount	2,288,036	93,890	1,048	2	2,382,976

Acquisitions	250,912	86,944	175	3	338,034
Acquisitions through business combinations (Note 24)	120,280	—	—	—	120,280
Disposals and cancellations	(143,457)	—	(7)	—	(143,464)
Depreciation charges	(227,306)	—	(358)	—	(227,664)
Transfer to assets held for sale	—	—	—	—	—
Transfers	94,698	(94,698)	5	(5)	—
Translation differences	—	—	(86)	—	(86)
Balance at December 31, 2016	2,383,163	86,136	777	—	2,470,076

At January 1, 2017
Cost	3,748,135	86,136	2,373	—	3,836,644
Depreciation & impairment losses	(1,364,972)	—	(1,596)	—	(1,366,568)
Net carrying amount	2,383,163	86,136	777	—	2,470,076

Acquisitions	125,486	51,201	1,203	—	177,890
Acquisitions through business combinations (Note 24)	—	—	—	—	—
Disposals and cancellations	(81,389)	—	(9)	—	(81,398)
Depreciation charges	(229,429)	—	(348)	—	(229,777)
Transfer to assets held for sale	—	—	—	—	—
Transfers	73,669	(73,669)	—	—	—
Translation differences	—	—	40	—	40
Balance at December 31, 2017	2,271,500	63,668	1,663	—	2,336,831

At December 31, 2017
Cost	3,595,692	63,668	3,545	—	3,662,905
Depreciation & impairment losses	(1,324,192)	—	(1,882)	—	(1,326,074)
Net carrying amount	2,271,500	63,668	1,663	—	2,336,831
On January 12 and January 20, 2017, Euronav took delivery of the VLCCs Ardeche (2017 - 298,642dwt) and the VLCC Aquitaine (2017 - 298,767 dwt).

In 2017, the Cap Lara, Captain Michael, Alsace, Iris, Navarin, Simone, Ilma, Nucleus, Neptun, Sonia, Filikon, TI Europe and Nectar have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading acquisitions and is depreciated over their estimated useful life (2.5-5 years).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 8 - Property, plant and equipment (Continued)

Disposal of assets – Gains/losses

(in thousands of USD)	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
Antarctica - Sale (Note 3)	—	91,065	89,000	2,065	—	—
Cap Laurent - Sale	—	21,825	10,682	11,143	—	—
Other	—	—	—	94	—	(8,002)
At December 31, 2015				13,302	—	(8,002)

	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
Famenne - Sale (Note 3)	—	38,016	24,195	13,821	—	—
Nautilus - Sale	—	43,250	32,208	11,042	(500)	—
Navarin - Sale	—	47,250	36,739	10,511	(1,500)	—
Neptun - Sale	—	47,250	37,534	9,716	(1,500)	—
Nucleus - Sale	—	47,250	36,974	10,276	(1,500)	—
Other	—	—	—	31	—	(2)
At December 31, 2016				55,397	(5,000)	(2)

	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
TI Topaz - Sale	—	20,790	41,817	—	—	(21,027)
Flandre - Sale	—	45,000	24,693	20,307	—	—
Cap Georges - Sale	—	9,310	801	8,509	—	—
Artois - Sale	—	21,780	14,077	7,703	—	—
Other	—	28	8	20	—	—
At December 31, 2017				36,538	—	(21,027)
On May 23, 2017, the Company sold the VLCC TI Topaz (2002 - 319,430 dwt), for a net sales price of USD 20.8 million. The loss on that sale of USD 21.0 million was recorded upon delivery of the vessel to its new owner in the second quarter of 2017.
On November 10, 2017, the Company sold the VLCC Flandre (2004 - 305,688 dwt) for USD 45.0 million to a global supplier and operator of offshore floating platforms. The Company recorded a gain of USD 20.3 million on the sale which was recorded upon delivery to its new owner on December 20, 2017.
On November 16, 2017, the Company sold the Suezmax Cap Georges (1998 - 146,652 dwt) for USD 9.3 million. The Company recorded a gain of USD 8.5 million on the sale upon delivery to its new owner on November 29, 2017.
On November 17, 2017, the Company sold the VLCC Artois (2001 - 298,330 dwt) for USD 21.8 million. The Artois was the oldest vessel in the Company’s VLCC fleet. The Company recorded a gain of USD 7.7 million on the sale upon delivery to its new owner on December 4, 2017.
Impairment
Tankers
Euronav defines its cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 8 - Property, plant and equipment (Continued)

The Group has performed an impairment test for tankers whereby the carrying amount of an asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the following assumptions were used:
- 10 year historical average spot freight rates are used as forecast charter rates
- Weighted Average Cost of Capital ("WACC") of 9.70% (2016: 6.43% and 2015: 6.01%)
- 20 year useful life with residual value equal to zero
Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subject to judgment. In particular, the years 2008-2017 were retained in the trailing 10-year historical average spot rates on the tanker segment and include year 2008, which was an exceptional high year in terms of TCE achieved by both the VLCC and Suezmax fleets.The increase in WACC in 2017 compared to 2016 is mainly related to the higher cost of equity due to a higher Beta and higher market risk. The impairment test did not result in a requirement to record an impairment loss in 2017. With an increase of the WACC of 300bps to 12.70%, the analysis would indicate an impairment loss in 2017 of USD 9.2 million.
Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond Euronav's control, Euronav believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable as historically it is an appropriate reflection of a typical shipping cycle despite the fact that the standard deviation of the 10-year average has increased in 2017 compared to 2016. When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment of USD 5.7 million is required for the tanker fleet (2016: no impairment and 2015: USD 123.3 million), and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 427.3 million (2016 and 2015: no impairment).
FSO
In the context of the valuation of the Group's investments in the respective joint ventures, the Group also performed an impairment test on the FSO vessels owned by TI Asia Ltd and TI Africa Ltd. For FSOs the impairment assessment has been based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, the following assumptions were used:
- Weighted Average Cost of Capital ('WACC') of 9.70% (2016: 6.43% and 2015: 6.01%)
- 25 year useful life with residual value equal to zero
This assessment did not result in a requirement to record an impairment loss in 2017. Even with an increase of the WACC of 300bps, there was no need to record an impairment loss in 2017. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates as well as management's best estimate of daily rates for future unfixed periods. The FSO Asia and the FSO Africa were on a timecharter contract to Maersk Oil Qatar until July 22, 2017 and September 22, 2017, respectively. On May 14, 2017, the joint ventures between the Group and International Seaways, signed a contract for five years for the FSO Africa and FSO Asia in direct continuation of the current contractual service. The contract was signed with North Oil Company, the new operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & gas Limited and Total E&P Golfe Limited.
Security
All tankers financed are subject to a mortgage to secure bank loans (see Note 15).
Vessels on order or under construction
The group had four vessels under construction as at December 31, 2017 for an aggregate amount of USD 63.7 million (2016: USD 86.1 million and 2015: 93.9 million). The amounts presented within "Vessels under construction" relate to four Ice Class Suezmax vessels from Hyundai Heavy Industries of which the first Ice Class Suezmax was delivered on March 26, 2018, the second Ice Class Suezmax will be delivered in the second quarter of 2018 and the other two Ice Class Suezmax in the second half of 2018.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 8 - Property, plant and equipment (Continued)

Capital commitment
As at December 31, 2017 the Group's total capital commitment amounts to USD 185.9 million (2016: USD 208.8 million). These can be detailed as follows:

(in thousands of USD)	As at December 31, 2016 payments scheduled for
	TOTAL	2017	2018	2019
Commitments in respect of VLCCs	97,035	97,035	—	—
Commitments in respect of Suezmaxes	111,793	24,843	86,950	—
Commitments in respect of FSOs	—	—	—	—
Total	208,828	121,878	86,950	—

	As at December 31, 2017 payments scheduled for
	TOTAL	2018	2019	2020
Commitments in respect of VLCCs	—	—	—	—
Commitments in respect of Suezmaxes	185,922	185,922	—	—
Commitments in respect of FSOs	—	—	—	—
Total	185,922	185,922	—	—
At December 31, 2016, Euronav held the option to purchase an additional two Ice Class Suezmax vessels from Hyundai Heavy Industries. Euronav exercised this option in the second quarter of 2017 which brings the number to four ordered Ice Class Suezmax vessels.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 9 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	ASSETS	LIABILITIES	NET
Provisions	31	—	31
Employee benefits	37	—	37
Unused tax losses & tax credits	896	—	896
	964	—	964
Offset	—	—
Balance at December 31, 2016	964	—

Provisions	1	—	1
Employee benefits	44	—	44
Unused tax losses & tax credits	2,442	—	2,442
	2,487	—	2,487
Offset	—	—
Balance at December 31, 2017	2,487	—
Unrecognized deferred tax assets and liabilities
Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2017		December 31, 2016
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Deductible temporary differences	357	—	280	—
Taxable temporary differences	7	(14,231)	7	(25,213)
Tax losses & tax credits	89,528	—	105,731	—
	89,892	(14,231)	106,018	(25,213)
Offset	(14,231)	14,231	(25,213)	25,213
Total	75,661	—	80,805	—
The unrecognized deferred tax assets in respect of tax losses and tax credits are related to tax losses carried forward, investment deduction allowances and excess dividend received deduction. Tax losses and tax credits have no expiration date.
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
The unrecognized tax liabilities in respect of taxable temporary differences relate primarily to tax liabilities in respect of non distributed reserves of the Group that will be taxed when distributed. No deferred tax liability has been recognized because the Group controls whether the tax liability will be incurred and management is satisfied that the tax liability will not be incurred in the foreseeable future. In addition, no deferred tax liabilities have been recognized for temporary differences related to vessels for which the Group expects that the reversal of these differences will not have a tax effect.
In December 2017, changes to the Belgian corporate income tax rate were enacted, lowering the rate to 29.58% as from 2018 and to 25% from 2020. These changes have been reflected in the calculation of the amounts of deferred tax assets and liabilities in respect of Belgian Group entities as at December 31, 2017.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 9 - Deferred tax assets and liabilities (Continued)

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2015	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2015
Provisions	238	(61)	—	(8)	169
Employee benefits	52	(24)	—	(5)	23
Unused tax losses & tax credits	6,246	(5,450)	—	(53)	743
Total	6,536	(5,535)	—	(66)	935

	Balance at Jan 1, 2016	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2016
Provisions	169	(121)	—	(17)	31
Employee benefits	23	15	—	(1)	37
Unused tax losses & tax credits	743	220	—	(67)	896
Total	935	114	—	(85)	964

	Balance at Jan 1, 2017	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2017
Provisions	31	(32)	—	2	1
Employee benefits	37	2	—	5	44
Unused tax losses & tax credits	896	1,473	—	73	2,442
Total	964	1,443	—	80	2,487
Note 10 - Non-current receivables

(in thousands of USD)	December 31, 2017	December 31, 2016
Shareholders loans to joint ventures	159,733	183,348
Other non-current receivables	618	565
Investment	1	1
Total non-current receivables	160,352	183,914
The shareholders loans to joint ventures as of December 31, 2017 and December 31, 2016 did not bear interest.
Please refer to Note 25 for more information on the shareholders loans to joint ventures.
The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2017	December 31, 2016
Receivable:	—	—
Between one and two years	—	—
Between two and three years	—	—
Between three and four years	—	—
Between four and five years	—	—
More than five years	160,352	183,914
Total non-current receivables	160,352	183,914

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 11 - Trade and other receivables - current

(in thousands of USD)	December 31, 2017	December 31, 2016
Trade receivables	32,758	38,695
Accrued income	12,465	10,966
Accrued interest	52	33
Deferred charges	24,797	21,149
Other receivables	66,725	95,499
Total trade and other receivables	136,797	166,342
The decrease in other receivables relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in 2017 due to overall declining freight market conditions.
For currency and credit risk, we refer to Note 18.
Note 12 - Cash and cash equivalents

(in thousands of USD)	December 31, 2017	December 31, 2016
Bank deposits	102,200	104,500
Cash at bank and in hand	41,448	102,189
TOTAL	143,648	206,689
Of which restricted cash	115	146

Less:
Bank overdrafts used for cash management purposes	—	—
NET CASH AND CASH EQUIVALENTS	143,648	206,689
The bank deposits as at December 31, 2017 had an average maturity of 16 days (2016: 10 days).

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 13 - Equity
Number of shares issued

(in shares)	December 31, 2017	December 31, 2016	December 31, 2015
On issue at 1 January	159,208,949	159,208,949	131,050,666
Conversion perpetual convertible preferred equity	—	—	9,459,283
Capital increases	—	—	18,699,000
On issue at 31 December - fully paid	159,208,949	159,208,949	159,208,949
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
At December 31, 2017 and December 31, 2016 the share capital is represented by 159,208,949 shares. The shares have no par value.
At December 31, 2017, the authorized share capital not issued amounts to USD 150,000,000 (2016 and 2015: USD 150,000,000) or the equivalent of 138,005,652 shares (2016 and 2015: 138,005,652 shares).
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.
Conversion of perpetual convertible preferred equity
Following its IPO, the Group exercised its right to request the conversion of the remaining 30 outstanding perpetual convertible preferred equity securities ('PCPs') and issued such notice on January 30, 2015. The aggregate principal amount of USD 75,000,000 was converted to Euronav's share capital through a contribution in kind on February 6, 2015 against the issuance of 9,459,283 shares. These shares are listed on both Euronext Brussels and the NYSE.
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Treasury shares
As of December 31, 2017 Euronav owned 1,042,415 of its own shares, compared to 1,042,415 of shares owned on December 31, 2016. In the twelve months period ended December 31, 2017, Euronav did not buy back or dispose of any own shares.
Dividends
On May 11, 2017, the Annual Shareholders' meeting approved a full year dividend of USD 0.77 per share. Taking into account the interim dividend approved in August 2016 in the amount of USD 0.55 per share, the dividend paid after the AGM was USD 0.22 per share. The dividend to holders of Euronav shares trading on Euronext Brussels was paid in EUR at the USD/EUR exchange rate of the record date. During its meeting of August 9, 2017, the Board of Directors of Euronav approved an interim dividend for the first semester 2017 of USD 0.06 per share. The interim dividend of USD 0.06 per share was payable as from October 5, 2017. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.
On March 20, 2018, the Board of Directors decided to propose to the Annual Shareholders' meeting to be held on May 9, 2018, to approve a full year dividend of USD 0.12 per share. Taking into account the interim dividend approved in August in the amount of USD 0.06 per share, the expected dividend payable after the AGM should be USD 0.06 per share.
The total amount of dividends paid in 2017 was USD 44.1 million.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 13 - Equity (Continued)

Share-based payment arrangements
On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel. In March 2016, the holders exercised 166,667 options and a corresponding number of treasury shares were sold. The key terms and conditions did not change after December 31, 2013. The compensation expense related to this share option program was recognized in prior periods and therefore, this program did not have any impact on the consolidated statement of profit or loss for 2017.
Long term incentive plan 2015
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of EUR 10.0475 and are equity-settled. All of the stock options and RSUs granted on February 12, 2015 remained outstanding as of December 31, 2017. The fair value of the stock options was measured using the Black Scholes formula. The fair value of the RSUs was measured with reference to the Euronav share price at the grant date. The total employee benefit expense recognized in the consolidated statement of profit or loss during 2017 with respect to the LTIP 2015 was USD 0.3 million.
Long term incentive plan 2016
The Group's Board of Directors implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stocks were granted on February 2, 2016 and all remain outstanding as of December 31, 2017. The LTIP 2016 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2016, measured based on the Company's share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss during 2017 was USD 0.4 million.
Long term incentive plan 2017
The Group's Board of Directors implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017 and all remain outstanding as of December 31, 2017. The LTIP 2017 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2017, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss during 2017 was USD 0.3 million.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 14 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share at December 31, 2017 was based on a result attributable to ordinary shares of USD 1,382,530 (December 31, 2016: USD 204,049,212 and December 31, 2015: USD 350,300,535) and a weighted average number of ordinary shares outstanding during the period ended December 31, 2017 of 158,166,534 (December 31, 2016: 158,262,268 and December 31, 2015:155,872,171), calculated as follows:
Result attributable to ordinary shares

(in thousands of USD except share and per share information)	2017	2016	2015
Result for the period	1,383	204,049	350,301
Weighted average number of ordinary shares	158,166,534	158,262,268	155,872,171
Basic earnings per share (in USD)	0.01	1.29	2.25
Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2015	131,050,666	1,750,000	129,300,666	129,300,666
Issuance of shares	28,158,283	—	28,158,283	25,842,099
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	(1,283,333)	1,283,333	729,406
On issue at December 31, 2015	159,208,949	466,667	158,742,282	155,872,171

On issue at January 1, 2016	159,208,949	466,667	158,742,282	158,742,282
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	692,415	(692,415)	(575,005)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	(116,667)	116,667	94,991
On issue at December 31, 2016	159,208,949	1,042,415	158,166,534	158,262,268

On issue at January 1, 2017	159,208,949	1,042,415	158,166,534	158,166,534
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at December 31, 2017	159,208,949	1,042,415	158,166,534	158,166,534
Diluted earnings per share
For the twelve months ended December 31, 2017, the diluted earnings per share (in USD) amount to 0.01 (2016: 1.29 and 2015: 2.22). At December 31, 2017 and December 31, 2016, 236,590 options issued under the LTIP 2015 were excluded from the calculation of the diluted weighted average number of shares because their effect would have been anti-dilutive.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 14 - Earnings per share (Continued)

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options, restricted stock units, convertible notes and PCPs were to be converted into ordinary shares.

(in shares)	2017	2016	2015
Weighted average of ordinary shares outstanding (basic)	158,166,534	158,262,268	155,872,171

Effect of potential conversion of convertible Notes	—	—	88,689
Effect of potential conversion of PCPs	—	—	932,971
Effect of Share-based Payment arrangements	130,523	166,789	635,731

Weighted average number of ordinary shares (diluted)	158,297,057	158,429,057	157,529,562
After the conversions of the convertible Notes and the PCPs in the course of 2015, there are no more remaining outstanding instruments at December 31, 2017 and December 31, 2016 which can give rise to dilution, except for the share-based payment arrangements.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 15 - Interest-bearing loans and borrowings

(in thousands of USD)	Bank loans	Convertible and other Notes	Total
More than 5 years	147,174	—	147,174
Between 1 and 5 years	805,252	—	805,252
More than 1 year	952,426	—	952,426
Less than 1 year	100,022	—	100,022
At January 1, 2016	1,052,448	—	1,052,448

New loans	740,286	—	740,286
Scheduled repayments	(60,015)	—	(60,015)
Early repayments	(714,000)	—	(714,000)
Acquisitions through business combinations (Note 24)	61,065	—	61,065
Other changes	5,778	—	5,778
Balance at December 31, 2016	1,085,562	—	1,085,562

More than 5 years	330,491	—	330,491
Between 1 and 5 years	635,952	—	635,952
More than 1 year	966,443	—	966,443
Less than 1 year	119,119	—	119,119
Balance at December 31, 2016	1,085,562	—	1,085,562

	Bank loans	Convertible and other Notes	Total
More than 5 years	330,491	—	330,491
Between 1 and 5 years	635,952	—	635,952
More than 1 year	966,443	—	966,443
Less than 1 year	119,119	—	119,119
At January 1, 2017	1,085,562	—	1,085,562

New loans	326,014	150,000	476,014
Scheduled repayments	(43,743)	—	(43,743)
Early repayments	(667,250)	—	(667,250)
Other changes	508	(2,381)	(1,873)
Balance at December 31, 2017	701,091	147,619	848,710

More than 5 years	157,180	—	157,180
Between 1 and 5 years	496,550	147,619	644,169
More than 1 year	653,730	147,619	801,349
Less than 1 year	47,361	—	47,361
Balance at December 31, 2017	701,091	147,619	848,710
The amounts shown under "New Loans" and "Early Repayments" include drawdowns and repayments under revolving credit facilities during the year.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 15 - Interest-bearing loans and borrowings (Continued)

Bank Loans
On March 25, 2014, the Group entered into a USD 500.0 million senior secured credit facility. This facility bore interest at LIBOR plus a margin of 2.75% per annum and was repayable over a term of six years with maturity in 2020 and was secured by the fifteen (15) Very Large Crude Carriers (VLCC) that the Group purchased from Maersk Tankers Singapore Pte Ltd ('the Maersk Acquisition Vessels'). The proceeds of the facility were drawn and used to partially finance the purchase price of the Maersk Acquisition Vessels. This USD 500.0 million loan facility was repaid in full on December 21, 2016 using a portion of the borrowing under the USD 409.5 million senior secured amortizing revolving credit facility entered into on December 16, 2016.
On October 13, 2014, the Group entered into a USD 340.0 million senior secured credit facility with a syndicate of banks. Borrowings under this facility have been used to partially finance the acquisition of the four (4) modern Japanese built VLCC vessels ('the VLCC Acquisition Vessels') from Maersk Tankers Singapore Pte Ltd and to repay USD 153.1 million of outstanding debt and retire the Group's USD 300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a USD 148.0 million non-amortizing revolving credit facility and (ii) a USD 192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and, upon their respective deliveries, the Hojo, Hakone, Hirado and Hakata. On October 22, 2014 a first drawdown under this facility was made to repay a former USD 300 million secured loan facility, followed by additional drawdowns on December 22, 2014 and December 23, 2014 for an amount of 60.3 million and 50.3 million following the delivery of the Hojo and Hakone respectively. On March 3, 2015 and April 13, 2015 additional drawdowns of 53.4 million and 50.4 million were made following the delivery of the Hirado and Hakata respectively. As of December 31, 2017 and December 31, 2016, the outstanding balances on this facility were USD 111.7 million and USD 207.3 million, respectively.
On August 19, 2015, the Group entered into a USD 750.0 million senior secured amortizing revolving credit facility with a syndicate of banks. The facility is available for the purpose of (i) refinancing 21 vessels; (ii) financing four newbuilding VLCCs vessels as well as (iii) Euronav's general corporate and working capital purposes. The credit facility will mature on 1 July 2022 and carries a rate of LIBOR plus a margin of 195 bps. As of December 31, 2017 and December 31, 2016, the outstanding balances under this facility were USD 330.0 million and USD 612.1 million, respectively.
On November 9, 2015, the Group entered into a USD 60.0 million unsecured revolving credit facility. As of December 31, 2017 and December 31, 2016, there were no outstanding balances under this facility.
On June 2, 2016, the Group entered into a share swap and claim transfer agreement (see Note 24) whereby as of that date, Fiorano Shipholding Ltd. and Larvotto Shipholding Ltd. were fully consolidated and all assets acquired and liabilities assumed were recognized. Their respective loans are related to, and are secured by, the vessels owned by Fiorano and Larvotto at the date of the aforementioned transaction. As of December 31, 2017 and December 31, 2016, the outstanding balances on these facilities were USD 48.7 million and 57.0 million, respectively.
On December 16, 2016, the Group entered into a USD 409.5 million senior secured amortizing revolving credit facility for the purpose of refinancing 11 vessels as well as Euronav's general corporate purposes. The credit facility was used to refinance the USD 500 million senior secured credit facility dated March 25, 2014 and will mature on January 31, 2023 carrying a rate of LIBOR plus a margin of 2.25%. As of December 31, 2017 and December 31, 2016, the outstanding balances on this facility were USD 118 million and 222.0 million, respectively. The credit facility is secured by the aforementioned 11 vessels.
On January 30, 2017, the Group signed a loan agreement for a nominal amount of USD 110.0 million with the purpose of financing the Ardeche and the Aquitaine, as mentioned in Note 8. On April 25, 2017, following a successful syndication, the loan was replaced with a new Korean Export Credit facility for a nominal amount of USD 108.5 million with Korea Trade Insurance Corporation or “K-sure” as insurer. The new facility is comprised of (i) a USD 27.1 million commercial tranche, which bears interest at LIBOR plus a margin of 1.95% per annum and (ii) a USD 81.4 million tranche insured by K-sure which bears interest at LIBOR plus a margin of 1.50% per annum. The facility is repayable over a term of 12 years, in 24 installments at successive six month intervals, each in the amount of USD 3.6 million together with a balloon installment of USD 21.7 million payable with the 24th installment on January 12, 2029. The K-sure insurance premium and other related transaction costs for a total amount of USD 3.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2017 the outstanding balance on this facility was USD 104.9 million in aggregate. This facility is secured by the VLCCs the Ardeche and the Aquitaine.
The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 15 - Interest-bearing loans and borrowings (Continued)

Undrawn borrowing facilities
At December 31, 2017, Euronav and its fully-owned subsidiaries have undrawn credit line facilities amounting to USD 607.4 million committed for at least one year (2016: USD 355.8 million).
Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				December 31, 2017			December 31, 2016
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels loan 192M	USD	libor +2.25%	2021	111,666	111,666	110,156	143,571	143,571	141,501
Secured vessels Revolving loan 148M*	USD	libor +2.25%	2021	147,559	—	—	147,559	63,700	63,700
Secured vessels Revolving loan 750M*	USD	libor +1.95%	2022	485,017	330,000	325,519	636,536	612,050	605,806
Secured vessels Revolving loan 409.5M*	USD	libor +2.25%	2023	362,780	118,000	114,634	409,500	222,036	217,600
Secured vessels loan 76M	USD	libor +1.95%	2020	23,563	23,563	23,563	27,813	27,813	27,813
Secured vessels loan 67.5M	USD	libor +1.5%	2020	25,173	25,173	25,173	29,143	29,143	29,143
Secured vessels loan 27.1M	USD	libor +1.95%	2029	26,911	26,911	24,876	—	—	—
Secured vessels loan 81.4M	USD	libor +1.50%	2029	78,020	78,020	77,171	—	—	—
Unsecured bank facility 60M	USD	libor +2.25%	2020	60,000	—	—	60,000	—	—
Total interest-bearing bank loans				1,320,688	713,332	701,091	1,454,121	1,098,312	1,085,562
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.
* The total amount available under the revolving loan Facilities depends on the total value of the fleet of tankers securing the facility.

Other notes

(in thousands of USD)				December 31, 2017			December 31, 2016
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	7.50%	2022	150,000	150,000	147,619	—	—	—
Total other notes				150,000	150,000	147,619	—	—	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 15 - Interest-bearing loans and borrowings (Continued)

On May 31, 2017, the Group successfully completed a new senior unsecured bond issue of USD 150.0 million with a fixed coupon of 7.50% and maturity in May 2022. The net proceeds from the bond issue are being used for general corporate purposes. The related transaction costs for a total of USD 2.7 million are amortized over the lifetime of the instrument using the effective interest rate method. Since October 23, 2017, these unsecured bonds are listed on the Oslo stock exchange.

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The company enters into FX forward contracts to manage the transaction risks related to these instruments issued in Euro compared to the USD Group currency. The FX contracts have a same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On December 31, 2017, the fair value of these forward contracts amounted to USD 0.5 million.

Transaction and other financial costs
The heading 'Other changes' in the first table of this footnote reflects the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortization of such costs. In 2017, the Group recognized USD 4.0 million of amortization of financing costs. The Group recognized USD 3.2 million of directly attributable transaction costs as a deduction from the fair value of the USD 110.0 million senior secured amortizing loan facility concluded on January 30, 2017 and USD 2.7 million of directly attributable transaction costs as a deduction from the fair value of the USD 150.0 million senior unsecured bond concluded on May 31, 2017.
Interest expense on financial liabilities measured at amortized cost decreased during the year ended December 31, 2017, compared to 2016 (2017: USD -38.4 million, 2016: USD -39.0 million). This decrease was primarily attributable to the fact that the increase in floating interest rates in 2017 was more than offset by a decrease in average outstanding debt during the year ended December 31, 2017, compared to 2016. Other financial charges increased in 2017 compared to 2016 (2017: USD -5.8 million, 2016: USD -4.6 million) which was primarily attributable to commitment fee paid for available credit lines, of which the total availability increased in 2017.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 15 - Interest-bearing loans and borrowings (Continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

		Liabilities			Equity
	Note	Loans and borrowings	Other Notes	Other borrowings	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2017		1,085,562	—	—	1,388,273	120	(16,102)	515,665	2,973,518

Changes from financing cash flows
Proceeds from issue of other notes	15	—	150,000	—	—	—	—	—	150,000
Proceeds from loans and borrowings	15	326,014	—	—	—	—	—	—	326,014
Proceeds from issue of other borrowings	15	—	—	50,010	—	—	—	—	50,010
Proceeds from settlement of derivatives	-	—	—	—	—	—	—	—	—
Transaction costs related to loans and borrowings	15	(3,174)	(2,700)	—	—	—	—	—	(5,874)
Repayment of borrowings	15	(710,993)	—	—	—	—	—	—	(710,993)
Dividend paid	-	—	—	—	—	—	—	(44,133)	(44,133)
Total changes from financing cash flows		(388,153)	147,300	50,010	—	—	—	(44,133)	(234,976)

Other changes
Liability-related
Capitalized borrowing costs	15	3,682	319	—	—	—	—	—	4,001
Total liability-related other changes		3,682	319	—	—	—	—	—	4,001
Total equity-related other changes		—	—	—	—	448	—	2,090	2,538

Balance at December 31, 2017		701,091	147,619	50,010	1,388,273	568	(16,102)	473,622	2,745,081

Note 16 - Employee benefits
The amounts recognized in the balance sheet are as follows:

(in thousands of USD)	December 31, 2017	December 31, 2016	December 31, 2015
NET LIABILITY AT BEGINNING OF PERIOD	(2,846)	(2,038)	(2,108)
Recognized in profit or loss	(827)	(261)	(108)
Recognized in other comprehensive income	64	(646)	(44)
Foreign currency translation differences	(375)	99	222
NET LIABILITY AT END OF PERIOD	(3,984)	(2,846)	(2,038)

Present value of funded obligation	(3,537)	(2,846)	(852)
Fair value of plan assets	2,760	2,117	539
	(777)	(729)	(313)
Present value of unfunded obligations	(3,207)	(2,117)	(1,725)
NET LIABILITY	(3,984)	(2,846)	(2,038)

Amounts in the balance sheet:
Liabilities	(3,984)	(2,846)	(2,038)
Assets	—	—	—
NET LIABILITY	(3,984)	(2,846)	(2,038)
Liability for defined benefit obligations
The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plans - are uninsured and unfunded. The unfunded obligations include provisions in respect of LTIP 2016 and LTIP 2017 (see Note 13).
The Group expects to contribute the following amount to its defined benefit pension plans in 2018: USD 255,814.
Note 17 - Trade and other payables

(in thousands of USD)	December 31, 2017	December 31, 2016
Advances received on contracts in progress, between 1 and 5 years	539	533
Total non-current other payables	539	533
Trade payables	19,274	18,107
Accrued payroll	3,596	2,581
Dividends payable	160	7
Accrued expenses	22,518	29,245
Accrued interest	1,762	1,150
Deferred income	10,020	13,746
Other payables	4,025	5,023
Total current trade and other payables	61,355	69,859
The decrease in accrued expenses is mainly related to the settlement in 2017 of the accrued profit split of the VLCC KHK Vision and the accrued TC-in cost of the Suezmax Suez Hans, lower accruals of spot related voyage expenses and lower bonus accruals.

Other payables are mainly related to the deferred gain of USD 5.0 million which was the difference between the fair value and the sale price of the four VLCCs of the sale and leaseback entered into on December 16, 2016. This excess was deferred and is being amortized over the duration of the lease, i.e. 5 years (see Note 19).

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 18 - Financial instruments - market and other risks (Continued)

		Carrying amount			Fair value
	Hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2016
Financial assets not measured at fair value
Non-current receivables (Note 10)	—	183,914	—	183,914	—	—	178,216	178,216
Trade and other receivables * (Note 11)	—	145,193	—	145,193	—	—	—	—
Cash and cash equivalents (Note 12)	—	206,689	—	206,689	—	—	—	—
	—	535,796	—	535,796

Financial liabilities not measured at fair value
Secured bank loans (Note 15)		—	1,085,562	1,085,562	—	1,092,023	—	1,092,023
Unsecured bank loans (Note 15)		—	—	—	—	—	—	—
Trade and other payables * (Note 17)		—	56,113	56,113	—	—	—	—
Advances received on contracts (Note 17)		—	533	533	—	—	—	—
		—	1,142,208	1,142,208

		Carrying amount			Fair value
	Hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2017
Financial assets measured at fair value
Forward exchange contracts	467	—	—	467	—	467	—	467
	467	—	—	467
Financial assets not measured at fair value
Non-current receivables (Note 10)	—	160,352	—	160,352	—	—	128,427	128,427
Trade and other receivables * (Note 11)	—	112,000	—	112,000	—	—	—	—
Cash and cash equivalents (Note 12)	—	143,648	—	143,648	—	—	—	—
	—	416,000	—	416,000

Financial liabilities not measured at fair value
Secured bank loans (Note 15)	—	—	701,091	701,091	—	706,056	—	706,056
Unsecured bank loans (Note 15)	—	—	—	—	—	—	—	—
Unsecured notes (Note 15)	—	—	147,619	147,619	149,630	—	—	149,630
Unsecured other borrowings (Note 15)	—	—	50,010	50,010	—	—	—	—
Trade and other payables * (Note 17)	—	—	51,335	51,335	—	—	—	—
Advances received on contracts (Note 17)	—	—	539	539	—	—	—	—
	—	—	950,594	950,594

* Deferred charges (see Note 11) and deferred income (see Note 17), which are not financial assets (liabilities) are not included.
Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2022, and the trading price on December 31, 2017. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 18 - Financial instruments - market and other risks (Continued)

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Forward exchange contracts
Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.
Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Non-current receivables (consisting of shareholders' loans)	Discounted cash flow	Discount rate
Other financial liabilities (consisting of secured and unsecured bank loans)	Discounted cash flow	Discount rate
Other financial notes (consisting of unsecured notes)		Not applicable
Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2016 and 2017.
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
Credit risk
Trade and other receivables

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 18 - Financial instruments - market and other risks (Continued)

The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. In particular, the one client representing 10% each of the Tankers segment's total revenue in 2017 (see Note 2) only represented 0.03% of the total trade and other receivables at December 31, 2017 (2016: two clients representing 3.4%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
The ageing of trade and other receivables is as follows:

(in thousands of USD)	2017	2016
Not past due	124,243	155,950
Past due 0-30 days	2,071	1,261
Past due 31-365 days	9,784	7,666
More than one year	699	1,465
Total trade and other receivables	136,797	166,342
Past due amounts are not impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2017 45.37% (2016: 55.72%) of the total trade and other receivables relate to TI Pool which are paid after completion of the voyages but which only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness is very high. Amounts not past due are also with customers with very high credit worthiness and are therefore not impaired.
Non-current receivables mainly consist of shareholder's loans to joint ventures (see Note 10). As at December 31, 2017 and December 31, 2016, these receivables had no maturity date and were not impaired.
Cash and cash equivalents
The Group held cash and cash equivalents of USD 143.6 million at December 31, 2017 (2016: USD 206.7 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 12).
Derivatives
Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.
Guarantees
The Group's policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 31, 2017, there were no outstanding guarantees towards joint ventures. The credit facilities of 2 joint ventures (see Note 25), in respect of which the Group had previously issued guarantees, expired in 2017.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 18 - Financial instruments - market and other risks (Continued)

The following are the remaining contractual maturities of financial liabilities:

	Contractual cash flows December 31, 2016
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans (Note 15)	1,085,562	1,218,702	150,630	718,950	349,122
Current trade and other payables * (Note 17)	56,113	56,113	56,113	—	—
Non-current other payables (Note 17)	—	—	—	—	—
	1,141,675	1,274,815	206,743	718,950	349,122

Derivative financial liabilities
Interest rate swaps (Note 17)	—	—	—	—	—
Forward exchange contracts (Note 17)	—	—	—	—	—
	—	—	—	—	—

	Contractual cash flows December 31, 2017
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans (Note 15)	848,710	1,009,508	83,039	750,722	175,747
Other borrowings (Note 15)	50,010	50,010	50,010	—	—
Current trade and other payables * (Note 17)	51,335	51,335	51,335	—	—
Non-current other payables (Note 17)	—	—	—	—	—
	950,055	1,110,853	184,384	750,722	175,747

Derivative financial liabilities
Interest rate swaps (Note 17)	—	—	—	—	—
Forward exchange contracts (Note 17)	—	—	—	—	—
	—	—	—	—	—
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
Every increase (decrease) of 1,000 USD on the spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by the amounts shown below:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 18 - Financial instruments - market and other risks (Continued)

(effect in thousands of USD)	2017		2016		2015
	Profit or loss		Profit or loss		Profit or loss
	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	13,420	(13,420)	14,140	(14,140)	12,972	(12,972)
Interest rate risk
Euronav interest rate management general policy is to borrow at floating interest rates based on LIBOR plus a margin. The Euronav Corporate Treasury Department monitors the Group's interest rate exposure on a regular basis. From time to time and under the responsibility of the Chief Financial Officer, different strategies to reduce the risk associated with fluctuations in interest rates can be proposed to Board of Directors for their approval. In the past the Group hedged part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group may use various interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2017, the Group had no such instruments in place.
At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

(in thousands of USD)	2017	2016
FIXED RATE INSTRUMENTS
Financial assets	—	—
Financial liabilities	147,619	—
	147,619	—

VARIABLE RATE INSTRUMENTS
Financial liabilities	751,101	1,085,562
	751,101	1,085,562
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 18 - Financial instruments - market and other risks (Continued)

	Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease
December 31, 2015
Variable rate instruments	(5,670)	5,670	—	—
Interest rate swaps	—	—	—	—
Cash Flow Sensitivity (Net)	(5,670)	5,670	—	—

December 31, 2016
Variable rate instruments	(5,315)	5,315	—	—
Interest rate swaps	—	—	—	—
Cash Flow Sensitivity (Net)	(5,315)	5,315	—	—

December 31, 2017
Variable rate instruments	(4,685)	4,685	—	—
Interest rate swaps	—	—	—	—
Cash Flow Sensitivity (Net)	(4,685)	4,685	—	—

Currency risk
The Company’s policy is to monitor its material non-functional currency transaction exposure so as to allow for natural coverage (revenues in the same currency than the expenses) whenever possible. When natural coverage is not deemed reasonably possible (for example for long term commitments), the Company manages its material non-functional currency transaction exposure on a case-by-case basis, either by entering into spot foreign currency transactions, foreign exchange forward, swap or option contracts, or by engaging a third party financial advisor with the purpose of managing the foreign exchange risk for us. The Group's exposure to currency risk is related to its operating expenses expressed in Euros and to Treasury Notes denominated in Euros. In 2017 about 16.5% (2016: 17.4% and 2015: 17.4%) of the Group's total operating expenses were incurred in Euros. Revenue and the financial instruments are expressed in USD only, except for instruments issued under the Treasury Notes Program (Note 15).

(in thousands of USD)	December 31, 2017		December 31, 2016			December 31, 2015
	EUR	USD	EUR		USD	EUR		USD
Trade payables	(7,891)	(11,383)	(8,725)		(9,383)	(9,913)		(13,121)
Operating expenses	(89,289)	(452,113)	(92,608)		(440,830)	(89,457)		(425,806)
Treasury Notes	(50,010)	—	—	—	—	—	—	—
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
As such there is no impact of this program on the Group's consolidated statement of profit or loss for the year ending December 31, 2017 (2016: loss of USD 0.9 million and 2015: loss of USD 1.0 million).
Sensitivity analysis
A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2017	2016	2015
Equity	211	532	473
Profit or loss	(7,113)	(10,025)	(9,565)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 18 - Financial instruments - market and other risks (Continued)

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
Capital management
Euronav is continuously optimizing its capital structure (mix between debt and equity). The main objective is to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Some of the Group's other key drivers when making capital structure decisions are pay-out restrictions and the maintenance of the strong financial health of the Group. Besides the statutory minimum equity funding requirements that apply to the Group's subsidiaries in the various countries, the Group is also subject to covenants in relation to some of its senior secured credit facilities:

•
an amount of current assets that, on a consolidated basis, exceeds current liabilities. Current assets may include undrawn amounts of any committed revolving credit facilities and credit lines having a maturity of more than one year;

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

•
declare and pay dividends (with respect to each of the Group's joint ventures, other than Seven Seas Shipping Limited, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 18 - Financial instruments - market and other risks (Continued)

As of December 31, 2017, December 31, 2016 and December 31, 2015, the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2017, as described above:

1.	current assets on a consolidated basis (including available credit lines of USD 607.4 million) exceeded current liabilities by USD 729.3 million

2.	aggregated cash was USD 751.0 million

3.	cash was USD 143.6 million

4.	ratio of Stockholders' Equity to Total Assets was 65.7%
In the course of 2017, the Company updated its dividend policy.

The Board has adopted the following current dividend payment policy: the Company intends to pay a minimum fixed dividend of at least USD 0.12 in total per share per year provided (a) the Company has in the view of management and the board, sufficient balance sheet strength and liquidity combined (b) with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed dividend, that additional income* will be allocated to either: additional cash dividends, share buy-back, accelerated amortization of debt or the acquisition of vessels which we consider at that time to be accretive to shareholders’ value.

*Treatment of capital losses and capital gains
As part of its distribution policy Euronav will continue to include exceptional capital losses when assessing additional dividends but also continue to exclude exceptional capital gains when assessing additional dividend payments.
*Treatment of Deferred Tax Assets (DTA) and Deferred Tax Liabilities (DTL)
As part of its distribution policy Euronav will not include non-cash items affecting the results such as DTA or DTL.
Note 19 - Operating leases
Leases as lessee
Future minimum lease payments
The Group leases in some of its vessels under time charter and bare boat agreements (operating leases). The future minimum lease payments with an average duration of 4 years under non-cancellable leases are as follows:

(in thousands of USD)	December 31, 2017	December 31, 2016
Less than 1 year	(32,120)	(32,120)
Between 1 and 5 years	(95,524)	(127,644)
More than 5 years	—	—

Total future lease payments	(127,644)	(159,764)
Options to extend the charter period, if any, have not been taken into account when calculating the future minimum lease payments.
In 2016, the Group entered into a five year leaseback agreement for 4 VLCCs on December 16, 2016. The sale of the vessels occurred on December 22, 2016 and the charter period has a duration of 5 years, therefore ending on December 22, 2021. Under these leaseback agreements there is a seller's credit of USD 4.5 million of the sale price that becomes immediately due and payable by the owners upon sale of the vessel during the charter period and shall be paid out of the sales proceeds. It also becomes due to the extent of 50% of the (positive) difference between the fair market value of the vessels at the end of the leaseback agreements and USD 17.5 million (for the oldest VLCC) or USD 19.5 million (for the other vessels). Furthermore, the Group provides a residual guarantee to the owners in the aggregate amount of up to USD 20.0 million in total at the time of redelivery of the four vessels. The parties also agreed a profit split, if the vessel is sold at charter expiry they shall share the net proceeds of the sale, 75% for owners and 25% for charterers, between USD 26.5 million and USD 32.5 million (for the oldest VLCC) or between USD 28.5 million and USD 34.5 million (for the other vessels).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 19 - Operating leases (Continued)

The Group analyzed the classification of the leaseback agreements based on the primary lease classification criteria and the supplemental indicators in IAS 17, and determined that these agreements qualified as operating leases.
Non-cancellable operating lease rentals for office space and company cars with an average duration of 3 years are payable as follows:

(in thousands of USD)	December 31, 2017	December 31, 2016
Less than 1 year	(2,287)	(2,297)
Between 1 and 5 years	(7,224)	(5,070)
More than 5 years	(1,227)	(1,183)

Total non-cancellable operating lease rentals	(10,738)	(8,550)
Amounts recognized in profit and loss

(in thousands of USD)	2017	2016	2015
Bareboat charter	(31,111)	(792)	—
Time charter	(62)	(16,921)	(25,849)
Office rental	(2,136)	(2,219)	(2,581)

Total recognized in profit and loss	(33,309)	(19,932)	(28,430)
Leases as lessor
Future minimum lease receivables
The Group leases out some of its vessels under time charter agreements (operating leases). The future minimum lease receivables with an average duration of 5 months under non-cancellable leases are as follows:

(in thousands of USD)	December 31, 2017	December 31, 2016
Less than 1 year	103,007	150,450
Between 1 and 5 years	147,967	35,083
More than 5 years	31,793	—

Total future lease receivables	282,767	185,533
The amounts shown in the table above include the Group's share of operating leases of joint ventures.
On some of the abovementioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.
At December 31, 2017, Euronav and its subsidiaries, without joint ventures, have future minimum lease receivables less than one year of USD 54.4 million (2016: USD 108.5 million) and future minimum lease receivables between 1 and 5 years of USD 0.0 million (2016: USD 35.1 million).
Following the rationalization of the TI Pool structure in 2017 (see Note 23), Tankers International Ltd. ("TIL") became the disponent owner of all of the vessels in the TI Pool as all the vessels are now time chartered with a duration of 1 year to TIL at a floating rate equivalent to the average spot rate achieved by the pool times the pool points assigned to each vessel. At December 31, 2017, 24 of our VLCC vessels were employed in the TI Pool under such floating time charters. Given the variable nature of the time charter rates, there are no minimum lease receivables for these contracts and therefore, these floating time charters are not included in the table above.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 19 - Operating leases (Continued)

Non-cancellable operating lease rentals for office space with an average duration of 5 years are receivable as follows:

(in thousands of USD)	December 31, 2017	December 31, 2016
Less than 1 year	726	806
Between 1 and 5 years	2,903	2,644
More than 5 years	233	878

Total future lease receivables	3,862	4,328
The above operating lease rentals receivable relate entirely to the Group's leased offices for Euronav UK.
Euronav UK has sublet part of the office space to four different subtenants, starting in 2014.
Amounts recognized in profit and loss

(in thousands of USD)	2017	2016	2015
Bareboat charter	—	—	—
Time charter	118,705	140,227	126,091
Office rental	840	878	879

Total recognized in profit and loss	119,545	141,105	126,970

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

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

(in thousands of EUR)	2017	2016	2015
Total remuneration	1,015	1,145	1,591
The Remuneration Committee annually reviews the remuneration of the members of the Executive Committee. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

(in thousands of EUR)	2017	2016	2015
Total fixed remuneration	1,176	1,175	1,176
of which
Cost of pension	35	35	35
Other benefits	58	57	57

Total variable remuneration	1,331	1,042	2,392
of which
Share-based payments	597	351	1,010
All amounts mentioned refer to the Executive Committee in its official composition throughout 2017.
The remuneration of the CEO can be summarized as follows:

(in thousands of GBP)	2017	2016	2015
Total fixed remuneration	407	405	405
of which
Cost of pension	—	—	—
Other benefits	13	11	11

Total variable remuneration	528	437	863
of which
Share-based payments	233	171	333
Within the framework of a stock option plan, the board of directors has granted on December 16, 2013 options on its 1,750,000 treasury shares to the members of the Executive Committee for no consideration but with conditions (see Note 22). 525,000 options were granted to the CEO and 1,225,000 options were granted to the other members of the Executive Committee. The exercise price of the options is EUR 5.7705. All of the beneficiaries have accepted the options granted to them. In 2016 the Company bought back 692,415 shares and delivered 116,667 shares upon the exercise of share options. In 2017 Euronav did not buy back or dispose of any own shares. At the date of this report all of the remaining options are vested. In addition, the board of directors has granted on February 12, 2015 236,590 options and 65,433 restricted stock units within the framework of a long term incentive plan. Vested stock options may be exercised until 13 years after the grant date. On February 2, 2016, the board of directors granted 54,616 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award (see Note 22). On February 9, 2017 the board of directors granted 66,449 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 21 - Related parties continued

market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award (see Note 22).
Relationship with CMB
In 2004, Euronav split from Compagnie Maritime Belge (CMB). CMB renders some administrative and general services to Euronav. In 2017 CMB invoiced a total amount of USD 34,928 (2016: USD 17,731 and 2015: USD 0).
Properties
The Group leases office space in Belgium from Reslea N.V., an entity jointly controlled by CMB and Exmar. Under this lease, the Group paid an annual rent of USD [179,079] in 2017 (2016: USD 175,572 and 2015: USD 178,104). This lease expires on August 31, 2021.
The Group leases office space, through our subsidiary Euronav Ship Management Hellas, in Piraeus, Greece, from Nea Dimitra Ktimatiki Kai Emporik S.A., an entity controlled by Ceres Shipping. Mr. Livanos, a former member of our board acting as permanent representative of TankLog until his resignation on December 3, 2015, is the Chairman and sole shareholder of Ceres Shipping. Under this lease, the Group paid an annual rent of USD 183,766 in 2017 (2016: USD 199,873 and 2015: USD 184,791). This lease expires on December 31, 2017.
The Group subleases office space in its London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to sublease agreements, dated September 25, 2014, with GasLog Services UK Limited and Unisea Maritime Limited, both parties related to Peter Livanos. Under these subleases, the Company received in 2017 a rent of USD 416,995 (2016: USD 443,643 and 2015: USD 495,507). This sublease expires on April 27, 2023.
The Company also subleases office space in its London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated 25 September 2014, with Tankers (UK) Agencies Limited, a 50-50 joint venture with International Seaways. Under this sublease, the Company received in 2017 a rent of USD 218,894 (2016: USD 232,882 and 2015: USD 260,108). This sublease expires on April 27, 2023.
Registration Rights
On January 28, 2015 the Group entered into a registration rights agreement with companies affiliated with our former Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our former Vice Chairman, Marc Saverys, or the Saverco Shareholders.
Pursuant to the registration rights agreement, each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will be able to piggyback on the others' demand registration. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group's shares is declared effective. Once we are eligible to do so, commencing 12 calendar months after the Ordinary Shares have been registered under the Exchange Act, the Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for non-compliance with the registration rights agreement. At December 31, 2017, no rights were exercised by any of the parties under the registration rights agreement.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 21 - Related parties continued

Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

As of end for the year ended December 31, 2016
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income
TI Africa Ltd	241	—	137,615	360	—
TI Asia Ltd	303	—	65,897	360	—
Fiorano Shipholding Ltd	—	—	—	265	—
Fontvieille Shipholding Ltd	—	—	—	249	—
Larvotto Shipholding Ltd	—	—	—	275	—
Moneghetti Shipholding Ltd	—	—	—	287	—
Great Hope Enterprises Ltd	—	—	—		28
Kingswood Co. Ltd	—	—	—		23,450
Total	544	—	203,512	1,796	23,478

As of end for the year ended December 31, 2017
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	30	50	100,115	372	—
TI Asia Ltd	130	—	62,647	372	—
Kingswood Co. Ltd	—	—	—	—	1,250
Tankers Agencies (UK) Ltd	134	137	—	—	—
Total	294	187	162,762	744	1,250
Guarantees
The Group provided guarantees to financial institutions that provided credit facilities to joint ventures of the Group. As of December 31, 2016, the total amount outstanding under these credit facilities was USD 75.3 million, of which the Group guaranteed USD 37.7 million. As of December 31, 2017, these credit facilities and the related guarantees had expired (see Note 25).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 22 - Share-based payment arrangements
Description of share-based payment arrangements:
At December 31, 2017, the Group had the following share-based payment arrangements:
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
In addition, 50% of the options can only be exercised at the earliest if the shares of the Group are admitted for listing in a recognized US listing exchange platform (the "listing event"). The other 50% can only be exercised 1 year after the listing event. If the Group's shares had not been listed on a US listing exchange, then only 2/3 of the shares would be exercisable and would have to meet the first 2 vesting conditions listed above.
Long term incentive plan 2015 (Equity-settled)
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years at anniversary date and 60% in the form of restricted stock units ('RSU's'), which will be paid out in cash with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date.
Long term incentive plan 2016 (Cash-settled)
The Group's Board of Directors implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stocks were granted on February 2, 2016.
Long term incentive plan 2017 (Cash-settled)
The Group's Board of Directors implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017.

Measurement of Fair Value

The fair value of the employee share options under the 2013 program and the 2015 LTIP has been measured using the Black-Scholes formula. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 22 - Share-based payment arrangements (Continued)

The inputs used in measurement of the fair values at grant date for the equity-settled share option programs were as follows:

	Share option program 2013			LTIP 2015
(figures in EUR)	Tranche 1	Tranche 2	Tranche 3	Tranche 1	Tranche 2	Tranche 3
Fair value at grant date	2.270	2.260	2.120	1.853	1.853	1.853
Share price at grant date	6.070	6.070	6.070	10.050	10.050	10.050
Exercise price	5.770	5.770	5.770	10.0475	10.0475	10.0475
Expected volatility (weighted average)	40%	40%	40%	39.63%	39.63%	39.63%
Expected life (Days) (weighted average)	303	467	730	365	730	1,095
Expected dividends	—	—	—	8%	8%	8%
Risk-free interest rate	1%	1%	1%	0.66%	0.66%	0.66%
Expected volatility has been based on an evaluation of the historical volatility of the Company's share price, particularly over the historical periods commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior using a Monte Carlo simulation.
The fair value of the RSUs under the 2015 LTIP was measured with reference to the Euronav share price at the grant date. All of the RSUs granted on February 12, 2015 remained outstanding as of December 31, 2017 and had not yet vested.
The liability in respect of its obligations under the LTIP 2016 and LTIP 2017 is measured based on the Company's share price at the reporting date and taking into account the extent to which the services have been rendered to date. All of the phantom stocks granted on February 2, 2016 and February 9, 2017 respectively, remained outstanding as of December 31, 2017. The Company's share price was EUR 10.613 at the grant date of the LTIP 2016 and EUR 7.268 at the grant date of the LTIP 2017, and was EUR 7.684 as at December 31, 2017.
Expenses recognized in profit or loss
For details on related employee benefits expense see Note 5. The expenses related to the LTIP 2016 and LTIP 2017 (USD 0.7 million) are included in the Provision for employee benefits.
Reconciliation of outstanding share options
The number and weighted-average exercise prices of options under the 2013 share option program and the 2015 LTIP are as follows:

(figures in EUR)	Number of options 2017	Weighted average exercise price 2017	Number of options 2016	Weighted average exercise price 2016
Outstanding at January 1	586,590	7.495	703,257	7.209
Forfeited during the year	0	0	0	0
Exercised during the year	—	—	(116,667)	5.770
Granted during the year	0	0	—	—
Outstanding at December 31	586,590	7.495	586,590	7.495
Vested at December 31	507,726	0	428,863	0
In 2016 the Company bought back 692,415 shares and delivered 116,667 shares upon the exercise of share options under the 2013 program. In 2017 Euronav did not buy back or dispose of any own shares.
The weighted-average share price at the date of exercise for the share options exercised in 2016 was EUR 8.99.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 23 - Group entities

	Country of incorporation	Consolidation method	Ownership interest
			December 31, 2017	December 31, 2016	December 31, 2015
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%

Subsidiaries
Euronav Tankers NV	Belgium	full	100.00%	100.00%	100.00%
Euronav Shipping NV	Belgium	full	100.00%	100.00%	100.00%
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Ltd	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore	Singapore	full	100.00%	100.00%	100.00%
Fiorano Shipholding Ltd	Hong Kong	full	100.00%	100.00%	NA
Larvotto Shipholding Ltd	Hong Kong	full	100.00%	100.00%	NA
Euronav MI Inc	Marshall Islands	full	100.00%	NA	NA

Joint ventures
Fiorano Shipholding Ltd	Hong Kong	equity	NA	NA	50.00%
Fontvieille Shipholding Ltd	Hong Kong	equity	NA	NA	50.00%
Great Hope Enterprises Ltd	Hong Kong	equity	NA	NA	50.00%
Kingswood Co. Ltd	Marshall Islands	equity	50.00%	50.00%	50.00%
Larvotto Shipholding Ltd	Hong Kong	equity	NA	NA	50.00%
Moneghetti Shipholding Ltd	Hong Kong	equity	NA	NA	50.00%
TI Africa Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
TI Asia Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Tankers Agencies (UK) Ltd	UK	equity	50.00%	NA	NA
Tankers International LLC	Marshall Islands	equity	50.00%	NA	NA

Associates
Tankers International LLC	Marshall Islands	equity	NA	40.00%	40.00%
In 2015 two joint ventures, Asia Conversion Corporation and Africa Conversion Corporation, were dissolved.
In 2016, the Group transferred its equity interests in Moneghetti Shipholding Ltd. and Fontvieille Shipholding Ltd. and acquired Bretta Tanker Holdings' equity interests in Fiorano Shipholding Ltd. and Larvotto Shipholding Ltd. As a result, the Group's equity interest in Fiorano Shipholding Ltd. and Larvotto Shipholding Ltd. increased from 50% to 100% (see Note 24). In 2016 one joint venture, Great Hope Enterprises Ltd was dissolved.
In the fourth quarter of 2017, Euronav NV incorporated a new subsidiary, Euronav MI Inc (see Note 26).

In 2017, the corporate structure of Tankers International pool (“TI Pool”) was rationalized. Under the new structure, the shares of Tankers UK Agencies (“TUKA”), fully held at the time by Tankers International LLC (“TI LLC”), an entity incorporated under the laws of the Marshall Islands, have been distributed to the two remaining founding members of the TI Pool (namely Euronav NV and International Seaways INC), to form a 50-50 joint venture.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 23 - Group entities (Continued)

Further, following the withdrawal in December 2017 of one of its members, TI LLC, which was previously an associate of the Group, became a joint venture of the Group as from that time.

Additionally, a new company, Tankers International Ltd. ("TIL"), was incorporated under the laws of the United Kingdom, and is fully owned by TUKA. TIL became the disponent owner of all of the vessels in the TI Pool as all the vessels are now time chartered to TIL at a floating rate equivalent to the average spot rate achieved by the pool times the pool points assigned to each vessel.

This new structure allowed the TI Pool to arrange for a credit line financing in order to lower the working capital requirement for the Pool participants which potentially can attract additional pool participants.

At December 31, 2017, the Group held 50% of the voting rights in TUKA but held 61% of the outstanding shares that participate in the result of the entity. As Euronav acquired ownership of these shares on December 28, 2017, the Group's share of the profit of the entity, as well as the Group's balances and transactions with this joint venture were not significant as of and for the year ended December 31, 2017.

At December 31, 2017, the Group held 50% of the voting rights in TI LLC but held 59% of the outstanding shares that participate in the result of the entity. The Group's share of the profit of the entity, as well as the Group's balances and transactions with this joint venture were not significant as of and for the year ended December 31, 2017.

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
Consideration transferred

(in thousands of USD)	Fair value at acquisition date
Cash	15,110
Shares in Fontvieille and Moneghetti	(21,498)
Shareholders' loan receivable	39,973

Total consideration transferred	33,585

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 24 - Business combinations ( continued)

Contribution to revenue and profit/loss
Since their acquisition by the Group on June 2, 2016, the 2 acquired companies contributed revenue of USD 4.8 million and a profit of USD 0.1 million to the Group's consolidated results for the year ended December 31, 2016. If the acquisition had occurred on 1 January 2016, management estimates that the Group's consolidated revenue for the year ended December 31, 2016 would have been USD 698.3 million and consolidated profit for the twelve month period ended December 31, 2016 would have been USD 205.1 million. In determining these amounts, management has assumed that the fair value adjustments, that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2016.
Acquisition related costs
The Group did not incur any material acquisition-related costs for the business combination and these costs were expensed as incurred.
Step acquisition
The transaction resulted in a loss of USD 24.2 million. This loss was recognized in the consolidated statement of profit or loss for the year ended December 31, 2016 under the heading 'Loss on disposal of investments in equity accounted investees'. In accordance with IFRS 3 (Business Combinations), Euronav accounted for this transaction as a step acquisition and therefore had to re-measure at the acquisition date to fair value Euronav's non-controlling equity interest in the two joint ventures it acquired (loss of USD 13.5 million) as well as to measure at fair value the consideration transferred, including Euronav's interest in the other two joint ventures (loss of USD 10.7 million). At acquisition date, the fair value of the Group's non-controlling interest in the two acquired joint ventures amounted to USD (18.6) million.
Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

(in thousands of USD)	Fair value at acquisition date
Property, plant and equipment (Note 8)	120,280
Trade receivables	3,685
Cash and cash equivalents	8,355
Loans and borrowings (Note 15)	(61,065)
Trade and other payables	(4,086)

Total identifiable net assets acquired	67,169
Measurement of fair values

Assets acquired	Valuation techniques
Property, plant and equipment	The price was agreed among parties by reference to valuation reports by brokers
Goodwill
The transaction did not give rise to the recognition of any goodwill:

(in thousands of USD)	Fair value at acquisition date
Consideration transferred	33,585
Fair value of pre-existing interests in Larvotto and Fiorano	(18,633)
Fair value of identifiable net assets	(67,169)
Fair value of shareholders' loan liabilities versus Bretta Tanker Holdings, transferred to Euronav	52,217

Goodwill	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 24 - Business combinations ( continued)

Merger with Gener8 Maritime, Inc.
On December 21, 2017, Euronav announced that the Company has reached an agreement on a stock-for-stock merger for the entire issued and outstanding share capital of Gener8 Maritime, Inc. (“Gener8“) pursuant to which Gener8 would become a wholly-owned subsidiary of Euronav. The “Exchange Ratio“ of 0.7272 Euronav shares for each share of Gener8 is expected to result in the issuance of approximately 60.9 million new Euronav shares to Gener8 shareholders. The Exchange Ratio implies a premium of 35% paid on Gener8 shares based on the closing share prices on 20 December 2017. The merger will result in Euronav shareholders owning approximately 72% of the issued share capital of the combined entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and the fully diluted share capital of Gener8). The merger is subject to the approval of Gener8’s shareholders, the consent of certain of Gener8’s lenders to assign certain debt facilities to the combined entity, the effectiveness of a registration statement to be filed by Euronav with the U.S. Securities and Exchange Commission (the “SEC”) to register the Euronav shares to be issued in the merger (the “New Registration Statement”), the listing of such shares on the New York Stock Exchange (the “NYSE”) and other customary closing conditions. Certain of these closing conditions are substantive, and these conditions have not yet been met. The Gener8 shares will be contributed to Euronav in application of the Belgian Companies Code procedure of a capital increase through contribution in kind. The increase of the Euronav share capital will occur under the existing authorized capital of USD 150.0 million.

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

Note 25 - Equity-accounted investees

(in thousands of USD)	December 31, 2017	December 31, 2016
Assets
Interest in joint ventures	30,595	16,867
Interest in associates	—	1,546
TOTAL ASSETS	30,595	18,413

Liabilities
Interest in joint ventures	—	—
Interest in associates	—	—
TOTAL LIABILITIES	—	—
Associates

(in thousands of USD)	December 31, 2017	December 31, 2016
Carrying amount of interest at the beginning of the period	1,546	1,212
Group's share of profit (loss) for the period	149	334
Dividend in kind (shares TUKA) distributed by associate (Note 23)	(1,559)	—
Reclassification of associate to joint venture (Note 23)	(136)	—
Carrying amount of interest at the end of the period	—	1,546

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 25 - Equity-accounted investees (Continued)

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

	ASSET		LIABILITY
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Gross balance	(89,338)	363,414	(5,880)	—
Offset investment with shareholders loan	105,643	(105,643)	—	—
Balance at January 1, 2015	16,305	257,771	(5,880)	—

Group's share of profit (loss) for the period	51,407	—	—	—
Group's share of other comprehensive income	1,610	—	—	—
Capital increase/(decrease) in joint ventures	(1,499)	—	5,880	—
Dividends received from joint ventures	(275)	—	—	—
Movement shareholders loans to joint ventures	—	(45,665)	—	—

Gross balance	(38,095)	317,749	—	—
Offset investment with shareholders loan	58,520	(58,520)	—	—
Balance at December 31, 2015	20,425	259,229	—	—

Group's share of profit (loss) for the period	40,161	—	—	—
Group's share of other comprehensive income	1,224	—	—	—
Group's share on upstream transactions	4,646	—	—	—
Capital increase/(decrease) in joint ventures	(3,737)	—	—	—
Dividends received from joint ventures	(23,478)	—	—	—
Movement shareholders loans to joint ventures	—	(18,499)	—	—
Business combinations	15,981	(95,738)	—	—

Gross balance	(3,298)	203,512	—	—
Offset investment with shareholders loan	20,165	(20,165)	—	—
Balance at December 31, 2016	16,867	183,348	—	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 25 - Equity-accounted investees (Continued)

	ASSET		LIABILITY
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Group's share of profit (loss) for the period	29,933	—	—	—
Group's share of other comprehensive income	483	—	—	—
Dividends received from joint ventures	(1,250)	—	—	—
Dividend in kind (shares TUKA) received from associate (Note 23)	1,559	—	—	—
Reclassification of associate to joint venture (Note 23)	136	—	—	—
Movement shareholders loans to joint ventures	—	(40,750)	—	—

Gross balance	27,565	162,763	—	—
Offset investment with shareholders loan	3,030	(3,030)	—	—
Balance at December 31, 2017	30,595	159,733	—	—
The Group's share on upstream transactions in 2016 related to the buy-out of the joint venture partner to obtain full control of the VLCC V.K. Eddie. On November 23, 2016, the Group purchased the VLCC V.K. Eddie from its 50% joint venture Seven Seas Shipping Ltd. In the Group's consolidated financial statements, 50% of the gain recognized on this transaction by Seven Seas Shipping Ltd. was eliminated.
The decrease in the balance of shareholders' loans to joint ventures since December 31, 2015 is primarily due to the disposal of two joint ventures and the acquisition two of other joint ventures on June 2, 2016, as set out in Note 24, resulting in the settlement or consolidation, respectively, of the Group's shareholders' loan balances versus these entities. For more details, we refer to the table summarizing the financial information of the Groups' joint ventures further below.

Joint venture	Segment	Description
Great Hope Enterprises Ltd	Tankers	No operating activities, liquidated in 2016
Kingswood Co. Ltd	Tankers	Holding company; parent of Seven Seas Shipping Ltd. and to be liquidated in the future
Seven Seas Shipping Ltd	Tankers	Formerly owner of 1 VLCC bought in 2016 by Euronav. Wholly owned subsidiary of Kingswood Co. Ltd.
Fiorano Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, acquired Bretta's equity interest in 2016
Larvotto Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, acquired Bretta's equity interest in 2016
Fontvieille Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, sold our equity interest to Bretta in 2016
Moneghetti Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, sold our equity interest to Bretta in 2016
Tankers Agencies (UK) Ltd	Tankers	Parent company of Tankers International Ltd
Tankers International LLC	Tankers	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
TI Africa Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Africa) *
TI Asia Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Asia) *
* Both FSO Asia and FSO Africa are on a time charter contract to North Oil Company (NOC), the new operator of Al Shaheen field, until mid-2022.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 25 - Equity-accounted investees (Continued)

The following table contains summarized financial information for all of the Group's joint ventures:

	Asset																			Liability
(in thousands of USD)	Great Hope Enterprises Ltd	Kingswood Co. Ltd		Seven Seas Shipping Ltd		Fiorano Shipholding Ltd		Fontvieille Shipholding Ltd		Larvotto Shipholding Ltd		Moneghetti Shipholding Ltd		TI Africa Ltd		TI Asia Ltd		Total		Africa Conversion Corp		Asia Conversion Corp		Total
December 31, 2015
Percentage ownership interest	50%	50%		50%		50%		50%		50%		50%		50%		50%		50%		50%		50%

Non-Current assets	—	520		33,052		78,031		65,837		73,234		70,159		215,184		208,405		744,422		—		—		—
of which Vessel	—	—		33,052		78,031		65,837		73,234		70,159		208,030		200,452		728,795		—		—		—
Current Assets	102	489		7,463		6,498		4,195		7,873		7,219		12,144		41,744		87,727		—		—		—
of which cash and cash equivalents	59	—		1,528		552		186		1,578		4,891		880		30,465		40,139		—		—		—
Non-Current Liabilities	—	—		521		84,094		77,485		81,424		79,647		303,018		223,552		849,740		—		—		—
Of which bank loans	—	—		—		27,813		30,470		29,143		43,750		—		75,343		206,519		—		—		—
Current Liabilities	15	2		239		5,981		6,656		6,621		7,099		1,155		30,832		58,601		—		—		—
Of which bank loans	—	—		—		4,250		4,000		3,970		4,000		—		28,858		45,078		—		—		—
Net assets (100%)	87	1,007		39,755		(5,546)		(14,109)		(6,939)		(9,368)		(76,845)		(4,235)		(76,192)		—		—		—

Group's share of net assets	43	504		19,878		(2,773)		(7,054)		(3,469)		(4,684)		(38,423)		(2,118)		(38,096)		—		—		—

Shareholders loans to joint venture	—	—		—		28,141		23,507		26,141		17,949		149,615		72,397		317,750		—		—		—

Net Carrying amount of interest in joint venture	43	504		19,878		—		—		—		—		—		—		20,424		—		—		—

Remaining shareholders loan to joint venture	—	—	—	—	—	25,368	—	16,453	—	22,672	—	13,265	—	111,193	—	70,280	—	259,229	—	—	—	—	—	—

Revenue	1	—		18,701		21,050		21,509		22,837		21,317		64,627		64,382		234,425		—		—		—
Depreciations and amortization	—	—		(3,601)		(4,852)		(4,832)		(4,571)		(4,630)		(18,209)		(17,933)		(58,628)		—		—		—
Interest Expense	—	—		(102)		(530)		(851)		(644)		(1,170)		(1,220)		(6,106)		(10,623)		—		—		—
Income tax expense	—	—		—		—		—		—		—		259		106		365		—		—		—
Profit (loss) for the period (100%)	3	(4)		11,791		6,361		6,330		6,762		5,661		35,329		30,580		102,814		—		—		—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 25 - Equity-accounted investees (Continued)

Other comprehensive income (100%)	—	—	—	—	—		—	—	3,220	3,220	—	—	—

Group's share of profit (loss) for the period	2	(2)	5,895	3,181	3,165	3,381	2,831	17,664	15,290	51,407	—	—	—

Group's share of other comprehensive income	—	—	—	—	—	—	—	—	1,610	1,610	—	—	—

	Asset																			Liability
(in thousands of USD)	Great Hope Enterprises Ltd	Kingswood Co. Ltd		Seven Seas Shipping Ltd		Fiorano Shipholding Ltd		Fontvieille Shipholding Ltd		Larvotto Shipholding Ltd		Moneghetti Shipholding Ltd		TI Africa Ltd		TI Asia Ltd		Total		Africa Conversion Corp		Asia Conversion Corp		Total
At December 31, 2016
Percentage ownership interest	50%	50%		50%		50%		50%		50%		50%		50%		50%				50%		50%
Non-Current assets	—	946		—		—		—		—		—		198,826		192,344		392,116		—		—		—
of which Vessel	—	—		—		—		—		—		—		189,821		182,519		372,340		—		—		—
Current Assets	—	76		3,221		—		—		—		—		38,206		47,889		89,392		—		—		—
of which cash and cash equivalents	—	—		555		—		—		—		—		26,928		36,591		64,074		—		—		—
Non-Current Liabilities	—	—		946		—		—		—		—		276,498		132,763		410,207		—		—		—
Of which bank loans	—	—		—		—		—		—		—		—		—		—		—		—		—
Current Liabilities	—	2		132		—		—		—		—		863		76,899		77,896		—		—		—
Of which bank loans	—	—		—		—		—		—		—		—		75,343		75,343		—		—		—
Net assets (100%)	—	1,020		2,143		—		—		—		—		(40,329)		30,571		(6,595)		—		—		—

Group's share of net assets	—	510		1,072		—		—		—		—		(20,165)		15,285		(3,298)		—		—		—

Shareholders loans to joint venture	—	—		—		—		—		—		—		137,615		65,897		203,512		—		—		—

Net Carrying amount of interest in joint venture	—	510		1,072		—		—		—		—		—		15,285		16,867		—		—		—

Remaining shareholders loan to joint venture	—	—	—	—	—	—	—	—	—	—	—	—	—	117,451	—	65,897	—	183,348	—	—	—	—	—	—

Revenue	—	—		13,646		7,182		6,404		6,901		7,471		65,188		65,063		171,855		—		—		—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 25 - Equity-accounted investees (Continued)

Depreciations and amortization	—	—	(3,344)	(2,047)	(2,037)	(1,929)	(2,049)	(18,209)	(17,933)	(47,548)	—	—	—
Interest Expense	—	—	(3)	(223)	(377)	(288)	(537)	(400)	(4,703)	(6,531)	—	—	—
Income tax expense	—	—	—	—	—	—	—	(326)	(106)	(432)	—	—	—
Profit (loss) for the period (100%)	(32)	12	7,469	1,146	500	1,082	1,270	36,515	32,359	80,322	—	—	—
Other comprehensive income (100%)	—	—	—	—	—		—	—	2,448	2,448	—	—	—

Group's share of profit (loss) for the period	(16)	6	3,735	573	250	541	635	18,257	16,180	40,161	—	—	—

Group's share of other comprehensive income	—	—	—	—	—	—	—	—	1,224	1,224	—	—	—

	Asset							Liability
(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 23)	TI LLC (see Note 23)	Total	Africa Conversion Corp	Asia Conversion Corp	Total
At December 31, 2017
Percentage ownership interest	50%	50%	50%	50%	50%	50%		50%	50%

Non-Current assets	629	—	182,298	175,826	363	98	359,214	—	—	—
of which Vessel	—	—	171,612	164,587	—	—	336,199	—	—	—
Current Assets	—	993	12,639	10,521	149,650	1,108	174,912	—	—	—
of which cash and cash equivalents	—	689	4,062	1,968	1,889	—	8,608	—	—	—
Non Current Liabilities	—	629	200,231	128,653	—	—	329,514	—	—	—
Of which bank loans	—	—	—	—	—	—	—	—	—	—
Current Liabilities	111	91	766	687	147,453	975	150,083	—	—	—
Of which bank loans	—	—	—	—	43,000	—	43,000	—	—	—
Net assets (100%)	518	273	(6,060)	57,007	2,560	232	54,530	—	—	—

Group's share of net assets	259	137	(3,030)	28,503	1,559	136	27,565	—	—	—

Shareholders loans to joint venture	—	—	100,115	62,647	—	—	162,762	—	—	—

Net Carrying amount of interest in joint venture	259	137	—	28,503	1,559	136	30,595	—	—	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 25 - Equity-accounted investees (Continued)

Remaining shareholders loan to joint venture	—	—	97,085	62,647	—	—	159,732	—	—	—	—

Revenue	—	61	61,015	58,011	—	—	119,087	—	—		—
Depreciations and amortization	—	—	(18,209)	(17,933)	—	—	(36,142)	—	—		—
Interest Expense	—	—	(90)	(1,961)	—	—	(2,052)	—	—		—
Income tax expense	—	—	383	(3,359)	—	—	(2,976)	—	—		—
Profit (loss) for the period (100%)	(2)	130	34,269	25,467	—	—	59,865	—	—		—
Other comprehensive income (100%)	—	—	—	966	—	—	966	—	—		—

Group's share of profit (loss) for the period	(1)	65	17,135	12,734	—	—	29,932	—	—		—

Group's share of other comprehensive income	—	—	—	483	—	—	483	—	—		—
Loans and borrowings
In October 2008, TI Asia Ltd and TI Africa Ltd concluded a USD 500 million senior secured credit facility. The facility consists of a term loan of USD 180 million which was used to finance the acquisition of two ULCC vessels, the TI Asia and the TI Africa respectively from Euronav and International Seaways, Inc. (formerly "OSG") and a project finance loan of USD 320 million which has been used to finance the conversion of the above mentioned vessels into FSO. The tranche related to FSO Asia matured in 2017 and had a rate of Libor plus a margin of 1.15%. The tranche related to FSO Africa matured in August 2013 with a balloon of USD 45.0 million and had a rate of Libor plus a margin of 2.25%. In 2013, the Africa Tranche was extended until 2015 and on August 28, 2015 it was fully repaid.
All bank loans in the joint ventures are secured by the underlying vessel or FSO.
The following table summarizes the terms and debt repayment profile of the bank loans held by the joint ventures:

(in thousands of USD)				December 31, 2017			December 31, 2016
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
TI Asia Ltd *	USD	libor +1.15%	2017	—	—	—	75,343	75,343	75,343
Total interest-bearing bank loans				—	—	—	75,343	75,343	75,343
* The mentioned secured bank loans are subject to loan covenants such as an Asset Protection clause.
Loan covenant
Because the tranche related to FSO Asia matured in 2017, loan covenants were no longer applicable as at December 31, 2017.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017
Note 25 - Equity-accounted investees (Continued)

Interest rate swaps
Two of the Group's JV companies in connection to the FSO conversion project of the TI Asia and TI Africa also entered in two Interest Rate Swap instruments for a combined notional value of USD 480 million (Euronav's share amounts to 50%). These IRSs were used to hedge the risk related to any fluctuation of the Libor rate and had a duration of 8 years starting respectively in July 2009 and September 2009 for FSO Asia and FSO Africa.
Following the restructuring of the original service contract related to the FSO Africa on January 22, 2010 and the consecutive reduction of financing, the hedge related to that tranche lost its qualification as hedging instrument in a cash flow hedge relationship under IAS 39. As such the cash flows from this IRS affected profit or loss of the joint venture as from 2010 through 2017.
However the hedge related to the financing of FSO Asia qualified fully as a hedging instrument in a cash flow hedge relationship under IAS 39. This instrument was measured at fair value; effective changes in fair value were recognized in equity of the joint venture and the ineffective portion was recorded in profit or loss of the joint venture.
Both IRSs matured in 2017.

Vessels
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
There were no capital commitments as of December 31, 2017, December 31, 2016 and December 31, 2015.
Cash and cash equivalents

(in thousands of USD)	2017	2016

Cash and cash equivalents of the joint ventures	8,608	64,074
Group's share of cash and cash equivalents	4,304	32,037
of which restricted cash	—	6,789

EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2017

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
In the fourth quarter of 2017, Euronav NV incorporated a new subsidiary, Euronav MI Inc.

This subsidiary was incorporated in connection with the intended merger with Gener8 Maritime, Inc. (Note 24) and did not have any activities as at December 31, 2017.

Note 27 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates
1 XXX = x,xxxx USD	December 31, 2017	December 31, 2016	December 31, 2015	2017	2016	2015
EUR	1.1993	1.0541	1.0887	1.1249	1.1061	1.1154
GBP	1.3517	1.2312	1.4833	1.2880	1.3662	1.5315

Note 28 - Audit fees
The audit fees for the Group amounted to USD 0.9 million (2016: USD 1.0 million and 2015: USD 0.7 million). During the year the statutory auditor and persons professionally related to him performed additional audit related services amounting to USD 0.0 million (2016: USD 0.0 million and 2015: USD 0.2 million) and tax services for fees of USD 0.0 million (2016: USD 0.0 million and 2015: 0.0 million). The 2015 audit related services mainly related to the Group's series of capital transactions, including the Group's US listing.

Note 29 - Subsequent events
On March 22, 2018, the Group signed a loan agreement for an amount of USD 173.6 million with the purpose of financing up to 70 per cent of the aggregate contract price of the four Ice Class Suezmax vessels (see Note 8).
On March 26, 2018, Euronav took delivery of the first Ice Class Suezmax Cap Quebec (2018 - 156,600 dwt).
On March 29, 2018, TI Asia Ltd and TI Africa Ltd concluded a USD 220.0 Senior Secured Credit Facility. The facility consists of a term loan of USD 110.0 million and a revolving credit facility of USD 110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The Group provided a guarantee for the revolving credit facility tranche.