Form 20-F
period 2018-12-31
Euronav NV
filed 2019-04-30
CIK 1604481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
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

As of December 31, 2018, the issuer had 220,024,713 ordinary shares, no par value, outstanding.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer , a non-accelerated filer or an emerging growth company..  See the definitions of "large accelerated filer" ,"accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “seek”, “plan,” “target,” “project,” “potential”, “continue”, “contemplate”, “possible”, “likely,” “may,” “might”, “will,” “would,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.
These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

•	our future operating or financial results;

•	the strength of world economies and currencies;

•	fluctuations in interest rates and foreign exchange rates;

•	general market conditions, including the market for crude oil and for our vessels, fluctuations in charter rates and vessel values;

•	availability of financing and refinancing;

•	our business strategy and other plans and objectives for growth and future operations;

•	our ability to successfully employ our existing and newbuilding vessels;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	our ability to realize the expected benefits from acquisitions;

•	the anticipated benefits of the Merger (as defined herein) are not realized within the expected timeframe or at all;

•	the successful integration of the assets and activities acquired through the Merger (as defined herein);

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	vessel breakdowns and instances of off-hire;

•	competition within our industry;

•	the supply of and demand for vessels comparable to ours;

•	corruption, piracy, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate;

•	delays and cost overruns in construction projects;

•	our level of indebtedness;

•	our ability to obtain financing and comply with the restrictive and other covenants in our financing arrangements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•	reputational risks;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulations and related costs;

•
any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and is expected to apply to us as of January 1, 2020;

•	any non-compliance with the International Convention for the Control and Management of Ships' Ballast Water and Sediments or BWM which is expected to apply to us as of September 2019;

•
any non-compliance with the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of an European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	the failure of counterparties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations; and

•	the volatility of the price of our ordinary shares; and

•	other factors that may affect future results of Euronav.

These factors and the other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission or the SEC are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are made only as of the date of this annual report. These forward looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
Throughout this report, all references to "Euronav", the "Company", "we", "our", and "us" refer to Euronav NV and its subsidiaries and all references to “Euronav NV” refer to Euronav NV and not to its subsidiaries. Unless otherwise indicated, all references to "U.S. dollars", "USD", "dollars", "US$" and "$" in this annual report are to the lawful currency of the United States of America and references to "Euro", "EUR", and "€" are to the lawful currency of Belgium.
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

A.           Selected Financial Data
The following tables set forth, in each case for the periods and as of the dates indicated, our selected consolidated financial data and other operating data as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014. The selected data is derived from our audited consolidated financial statements, except where noted, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  The selected historical financial information presented in the tables below should be read in conjunction with and is qualified in its entirety by reference to our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016 are included in this annual report.

	Year Ended December 31,
Consolidated Statement of Profit or Loss Data	2018	2017*	2016*	2015*	2014*
(USD in thousands, except per share data)
Revenue	600,024	513,368	684,265	846,507	473,985
Gains on disposal of vessels/other tangible assets	19,138	36,538	50,397	13,302	13,122
Other operating income	4,775	4,902	6,996	7,426	11,411
Voyage expenses and commissions	(141,416)	(62,035)	(59,560)	(71,237)	(118,303)
Vessel operating expenses	(185,792)	(150,427)	(160,199)	(153,718)	(124,089)
Charter hire expenses	(31,114)	(31,173)	(17,713)	(25,849)	(35,664)
Losses on disposal of vessels	(273)	(21,027)	(2)	(8,002)	—
Impairment on non-current assets held for sale	(2,995)	—	—	—	(7,416)
Loss on disposal of investments in equity accounted investees	—	—	(24,150)	—	—
Depreciation tangible assets	(270,582)	(229,777)	(227,664)	(210,156)	(160,934)
Depreciation intangible assets	(111)	(95)	(99)	(50)	(20)
General and administrative expenses	(66,232)	(46,868)	(44,051)	(46,251)	(40,565)
Result from operating activities	(74,578)	13,406	208,220	351,972	11,527
Finance income	15,023	7,266	6,855	3,312	2,617
Finance expenses	(89,412)	(50,729)	(51,695)	(50,942)	(95,970)
Net finance expense	(74,389)	(43,463)	(44,840)	(47,630)	(93,353)
Gain on bargain purchase	23,059	—	—	—	—
Share of profit (loss) of equity accounted investees (net of income tax)	16,076	30,082	40,495	51,592	30,286
Profit (loss) before income tax	(109,832)	25	203,875	355,934	(51,540)
Income tax benefit/(expense)	(238)	1,358	174	(5,633)	5,743
Profit (loss) for the period	(110,070)	1,383	204,049	350,301	(45,797)
Attributable to:
Owners of the Company	(110,070)	1,383	204,049	350,301	(45,797)
Basic earnings per share	(0.57)	0.01	1.29	2.25	(0.39)
Diluted earnings per share	(0.57)	0.01	1.29	2.22	(0.39)
Dividends per share declared	0.12	0.12	0.77	1.69	—
* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Consolidated Statement of Financial Position Data (at Period End)	Year Ended December 31,
(USD in thousands, except for per share and fleet data)	2018	2017	2016	2015	2014
Cash and cash equivalents	173,133	143,648	206,689	131,663	254,086
Vessels	3,520,067	2,271,500	2,383,163	2,288,036	2,258,334
Vessels under construction	—	63,668	86,136	93,890	—
Total assets	4,127,351	2,810,973	3,046,911	3,040,746	3,096,360
Current and non-current bank loans	1,560,002	701,091	1,085,562	1,052,448	1,234,329
Share capital	239,148	173,046	173,046	173,046	142,441
Equity attributable to Owners of the Company	2,260,523	1,846,361	1,887,956	1,905,749	1,472,708
Cash flow data
Net cash inflow/(outflow)
Operating activities	841	211,298	438,202	450,532	14,782
Investing activities	190,042	(40,243)	(100,615)	(205,873)	(1,023,007)
Financing activities	(160,165)	(234,976)	(261,160)	(365,315)	1,189,021
Fleet Data (Unaudited)
VLCCs
Average number of vessels(1)	38	31	30	27	20
Calendar days(2)	13,802	11,330	10,770	9,860	7,450
Vessel operating days(3)	13,175	10,859	10,553	9,645	7,294
Available days(4)	13,722	11,130	10,691	9,780	7,391
Fleet utilization(5)	96.0%	97.6%	98.7%	98.6%	98.7%
Daily TCE charter rates(6)	$24,073	$29,827	$42,243	$52,802	$27,189
Suezmaxes
Average number of vessels(1)	23	19	19	19	19
Calendar days(2)	8,232	6,868	7,002	6,885	6,937
Vessel operating days(3)	8,108	6,820	6,751	6,780	6,774
Available days(4)	8,173	6,826	6,882	6,806	6,895
Fleet utilization(5)	99.2%	99.9%	98.1%	99.6%	98.2%
Daily TCE charter rates(6)	$17,557	$19,144	$27,114	$39,689	$24,490
LR1
Average number of vessels(1)	1	—	—	—	—
Calendar days(2)	361	—	—	—	—
Vessel operating days(3)	360	—	—	—	—
Available days(4)	361	—	—	—	—
Fleet utilization(5)	99.9%	—%	—%	—%	—%
Daily TCE charter rates(6)	$6,403	$—	$—	$—	$—
Other data
EBITDA (unaudited)(7)	$231,513	$273,452	$475,005	$612,659	$202,582
Adjusted EBITDA (unaudited)(8)	$254,816	$294,467	$503,453	$648,705	$241,106
Time charter equivalents revenues (unaudited)	$459,516	$454,455	$628,842	$778,368	$364,211
Basic weighted average shares outstanding	191,994,398	158,166,534	158,262,268	155,872,171	116,539,017
Diluted weighted average shares outstanding	191,994,398	158,297,057	158,429,057	157,529,562	116,539,017

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

(6)
Time Charter Equivalent, or TCE, (a non-IFRS measure) is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing total voyage revenues less voyage expenses by vessel operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. The TCE rate is not a measure of financial performance under IFRS (non-IFRS measure), and should not be considered as an alternative to voyage revenues, the most directly comparable IFRS measure, or any other measure of financial performance presented in accordance with IFRS. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies and going forward, we will closely monitor the relevance of TCE within the industry. The new IMO 2020 legislation, coming into force as of January 1, 2020, allows the use of costly scrubbers to comply with the new legislation, allowing vessels retrofitted with such scrubbers to burn cheaper high-sulfur fuel compared to burning the more expensive low-sulfur fuel. This will reduce bunker cost and increase the net voyage revenues and TCE, but thereby foregoing the additional capital expenditure and depreciation of the new equipment.

(7)
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

(8)
Adjusted EBITDA (a non-IFRS measure) represents operating earnings (including the share of EBITDA of equity accounted investees) before interest expense, income taxes and depreciation expense attributable to us. Adjusted EBITDA provides investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods as the shipping industry is a capital intensive industry which often brings significant cost of financing. We also believe that Adjusted EBITDA is useful to investors and equity analysts as a measure of our operating performance including our equity accounted investees and we use Adjusted EBITDA in our internal evaluation of operating effectiveness and decisions regarding the allocation of resources. Adjusted EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or any other measure of operating performance. The definition of Adjusted EBITDA used here may not be comparable to that used by other companies. Please see the reconciliation to Profit (loss) for the period, the nearest IFRS measure.

The following table reflects the calculation of our TCE rates for the years ended December 31, 2018, 2017, 2016, 2015, and 2014:

(Unaudited)	2018	2017	2016	2015	2014
VLCC
Net VLCC revenues for all employment types	$317,168,033	$323,892,625	$445,792,653	$509,277,925	$198,316,363
Total VLCC operating days	13,175	10,859	10,553	9,645	7,294
Daily VLCC TCE Rate	$24,073	$29,827	$42,243	$52,802	$27,189
SUEZMAX
Net Suezmax revenues for all employment types	$142,348,452	$130,562,503	$183,049,801	$269,090,422	$165,894,436
Total Suezmax operating days	8,108	6,820	6,751	6,780	6,774
Daily Suezmax rate	$17,557	$19,144	$27,114	$39,689	$24,490
LR1
Net LR1 revenues for all employment types	$2,307,222	$—	$—	$—	$—
Total LR1 operating days	360	—	—	—	—
Daily LR1 rate	$6,403	$—	$—	$—	$—
Tanker Fleet
Net Tanker fleet revenues for all employment type	$461,823,707	$454,455,128	$628,842,454	$778,368,347	$364,210,799
Total Fleet operating days	21,643	17,679	17,304	16,425	14,068
Daily Fleetwide TCE	$21,338	$25,706	$36,341	$47,389	$25,889
The following table reflects the calculation of our net revenues for the years ended December 31, 2018, 2017, 2016, 2015, and 2014:

	Year Ended December 31,
(USD in thousands)	2018	2017	2016	2015	2014
Voyage charter revenues	$524,786	$394,663	$544,038	$720,416	$341,867
Time charter revenues	$75,238	$118,705	$140,227	$126,091	$132,118

Subtotal revenue	$600,024	$513,368	$684,265	$846,507	$473,985
Other income	$4,775	$4,902	$6,996	$7,426	$11,411

Total operating revenues	$604,799	$518,270	$691,261	$853,933	$485,396
Less:
Other Income*	$(1,559)	$(1,780)	$(2,858)	$(4,328)	$(2,882)
Tanker Fleet
Net Tanker Fleet Revenues reconciliation
Share of total Revenues attributable to ships owned by Euronav*	$603,240	$516,490	$688,403	$849,605	$482,514
less voyage expenses and commissions	$(141,416)	$(62,035)	$(59,560)	$(71,237)	$(118,303)

Net Total tanker fleet	$461,824	$454,455	$628,843	$778,368	$364,211
of which Net VLCC Revenues for all employment types	$317,168	$323,893	$445,793	$509,278	$198,316
of which Net Suezmax Revenues for all employment types	$142,349	$130,562	$183,050	$269,090	$165,895
of which Net LR1 Revenues for all employment types	$2,307	$—	$—	$—	$—
*           Some revenues are excluded because these do not relate directly to vessels, such as rental income and insurance rebates.

	Year Ended December 31,
	2018	2017	2016	2015	2014
EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$(110,070)	$1,383	$204,049	$350,301	$(45,797)
plus Net interest expenses	$70,652	$43,555	$43,367	$46,519	$93,168
plus Depreciation of tangible and intangible assets	$270,693	$229,872	$227,763	$210,206	$160,954
plus Income tax expense/(benefit)	$238	$(1,358)	$(174)	$5,633	$(5,743)

EBITDA (unaudited)	$231,513	$273,452	$475,005	$612,659	$202,582

	Year Ended December 31,
	2018	2017	2016	2015	2014
Adjusted EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$(110,070)	$1,383	$204,049	$350,301	$(45,797)
plus Net interest expenses	$70,652	$43,555	$43,367	$46,519	$93,168
plus Net interest expenses JV	$3,634	$1,456	$4,459	$6,914	$9,466
plus Depreciation of tangible and intangible assets	$270,693	$229,872	$227,763	$210,206	$160,954
plus Depreciation of tangible and intangible assets JV	$18,070	$18,071	$23,774	$29,314	$29,058
plus Income tax expense/(benefit)	$238	$(1,358)	$(174)	$5,633	$(5,743)
plus Income tax expense/(benefit) JV	$1,599	$1,488	$215	$(182)	—

Adjusted EBITDA (unaudited)	$254,816	$294,467	$503,453	$648,705	$241,106
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
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the eight year period from 2010 through 2017, time charter equivalent, or TCE, spot rates for a VLCC trading between the Middle East Gulf and Japan ranged from rates below operating expenses to a high of $114,148 per day. This volatility continued in 2018 (the benchmark route changed in 2018 to discharge in China in line with market developments), with average daily rates on the route fluctuating between $3,859 (which amount was below our operating expenses) to $58,030 per day. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity. A worsening of the current global economic conditions may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The carrying values of our vessels or our floating, storage and offloading, or FSO, vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.
The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	competition from, and supply and demand for, alternative sources of energy;

•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	currency exchange rates;

•	the distance over which the oil and the oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including shifts in transportation demand between crude oil and refined oil products and the distance they are transported by sea;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	developments in international trade, including those relating to the imposition of tariffs; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	demand for alternative sources of energy;

•	the number of newbuilding orders and deliveries;

•	vessel casualties;

•	the scrapping of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service or laid up;

•	environmental concerns and regulations; and

•	port or canal congestion.

•	sanctions (Iran, Venezuela)

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.

Any decrease in shipments of crude oil may adversely affect our financial performance.
The demand for our vessels and services in transporting oil derives primarily from demand for Arabian Gulf, West African, North Sea, Caribbean Gulf and Gulf of Mexico crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world’s oil markets have experienced high levels of volatility in the last 25 years. In 2018, crude oil reached a high of $77.41 per barrel (WTI)/$86.07 per barrel (Brent) and a low of $44.48 per barrel (WTI)/$50.57 per barrel (Brent). As of April 15, 2019, crude oil was $63.3 per barrel (WTI)/$71.3 per barrel (Brent).
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

•
trade embargoes or other economic sanctions by the United States and other countries (including the economic sanctions against Russia as a result of continued political tension due to the situation in the Ukraine and the economic sanctions against Iran and Venezuela); and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.
In addition, conditions affecting the economy of the United States and the world economies such as China and India may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.
An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, the current and expected purchase orders for newbuildings and the number of vessels being scrapped. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped or converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and earnings and available cash and our ability to comply with the covenants in our loan agreements.
Our growth in the FSO sector depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices, and may be materially and adversely affected by a decline in the offshore oil and natural gas industry.
The offshore production, storage and export industry is cyclical and volatile. Our growth strategy is partially based on expansion in the offshore FSO sector, which depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality FSO prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ FSO programs. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for offshore units.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Guinea and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur. If these piracy attacks occur in regions in which our vessels are deployed being characterized by insurers as “enhanced risk” zones or “war risk” zones or “war and strikes” listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, as well as costs which may be incurred to the extent we employ onboard security armed guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, ability to pay dividends, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or "Brexit," terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, in Mumbai on November 26, 2008 and in Paris on November 13, 2015, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

Rising fuel prices may adversely affect our profits.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
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
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile.
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
An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.
We anticipate a significant number of the port calls made by our vessels will continue to involve loading or discharging operations in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 6.5% for the year ended December 31, 2018, as compared to approximately 6.9% for the year ended December 31, 2017, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic oil tanker companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.
In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by another economic downturn in any of the aforementioned countries and regions.
If economic conditions throughout the world decline, this will impede our results of operations, financial condition and cash flows.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges. The presence of the United States and other armed forces in Afghanistan, additional acts of terrorism and armed conflict around the world may contribute to further economic instability in global financial markets.
The recent sovereign debt crisis in certain Eurozone countries, such as Greece, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. The credit markets in the United States and Europe have experienced contraction, deleveraging and reduced liquidity since the financial crisis in 2008, and the United States federal and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

As a result of any renewed concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders will increase margins or interest rates, enact tighter lending standards, refuse to refinance existing debt at all or on terms similar to current debt and reduce, and in some cases cease, to provide funding to borrowers. Furthermore, certain banks that have historically been significant lenders to the shipping industry have recently reduced or ceased lending to the shipping industry. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business or otherwise take advantage of business opportunities as they arise.
In addition, as a result of the recent economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.
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
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the United States, or U.S., Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Marine Transportation Security Act of 2002, or the MTSA, European Union or E.U., regulations, regulations of the United Nations International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, and the International Ship and Port Facility Security Code, or the ISPS Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.
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

We are subject to international safety regulation and if we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by government regulations in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As such, we are subject to the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.
Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard or USCG and E.U. Authorities enforce compliance with the ISM Code and prohibit non-compliant vessels from trading in U.S. and E.U. ports.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. By January 1, 2020, ships will now have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are likely to be available around the world by 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates relating to, among other things, vessel values, future freight rates, earnings from the vessels, discount rates, residual values and economic life of vessels. Many of these items have historically experienced volatility and both charter rates and vessel values tend to be cyclical.

We evaluate the recoverable amount as the higher of fair value less costs to sell or value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the years ended December 31, 2018 and 2017, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired. Factors that we considered in our estimate are described in the Critical Accounting policies.
In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations. Specifically, in estimating future charter rates or service contract rates, management takes into consideration estimated daily rates for each asset over the estimated remaining lives. In the past, we have used a fixed cut of 10 years to define a shipping cycle. As management is assessing continuously the resilience of its projections to the business cycles that can be observed in the tanker market, it concluded that a business cycle approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgment, analyst reports and past experience.
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
If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs and maintenance are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.
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

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (informally known as Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period. It is not clear what impact this will have on the conduct of cross-border business, and this uncertain outcome could increase volatility in the markets and could increase our regulatory compliance costs. These developments have had and may continue to have a material adverse effect on global economic conditions. The withdrawal of the United Kingdom from the EU may lead to a downturn across the European economies, and there is a risk that other countries in the European Union will look to hold referendums on whether to stay in or leave the EU. The potential effects of Brexit could have unpredictable consequences for financial and shipping markets and may adversely affect our future performance, results of operations, cash flows and financial position.
If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our ordinary shares.
The U.S. government and other authorities have made certain countries subject to certain sanctions and embargoes or have identified countries or other authorities as state sponsors of terrorism. From time to time on charterers’ instructions, our vessels may call on ports located in such countries. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
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
In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

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
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.

Risk Factors Relating to Our Company
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
As of April 15, 2019, we employed 72 of our vessels (including the vessels we acquired from Gener8 in the Merger (such capitalized terms are defined herein) in either the spot market or in a spot market-oriented tanker pool, including 42 vessels in the Tankers International Pool, or the TI Pool, a spot market-oriented pool in which we were a founding member in 2000, exposing us to fluctuations in spot market charter rates. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. For example, over the past eight years, VLCC spot market rates on the route from Arabian Gulf to Japan expressed as a time charter equivalent have ranged from rates below operating expenses to a high of $114,148 per day, and as of end-March 2019 year-to-date earnings have averaged $27,948 per day on the new benchmark route between the Middle East Gulf and China. The VLCC benchmark route from the Arabian Gulf to the Far East was changed by the Baltic in 2018 from discharging in Japan to discharging in China, to better reflect current trading patterns in the VLCC market. The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also how this oil is traded. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
We may not be able to renew or obtain new and favorable charters for our vessels whose charters are expiring or are terminated, which could adversely affect our revenues and profitability.
Our revenues are also affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. Our ability to renew expiring contracts or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected. As of 15 April 2019, we employed one VLCC, four Suezmax and two FSOs on time charters. All of the four newbuilding Suezmax vessels delivered to us during 2018 are each employed under a seven-year time charter contract.
The markets in which we compete experience fluctuations in the demand. Upon the expiration or termination of their current charters, we may not be able to obtain charters for our vessels currently employed and there may be a gap in employment of the vessels between current charters and subsequent charters. In particular, if oil and natural gas prices are low, or if it is expected that such prices will decrease in the future, at a time when we are seeking to arrange charters for our vessels, we may not be able to obtain charters at attractive rates or at all. Moreover, our revenue relating to spot voyages is impacted by the number of vessels on the spot market.
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
We have entered into, and may enter in the future, various contracts, including shipbuilding contracts or on long term contracts such as the FSO vessels operating offshore Qatar, credit facilities, charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The failure of our charterers to meet their obligations under our charter agreements, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.
We expect to employ our vessels under short-term, medium or long-term charter agreements as well as in the spot market. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.
Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.
Currently we do not have a newbuilding program. We may, in the future, enter into construction contracts or purchase vessels that are under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel. In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
If for any reason we default under any of our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from such vessels, we could also lose all or a portion of our investment, including any installment payments made, and we could be liable for penalties and damages under such contracts.
In addition, in the event a shipyard does not perform under its contract, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.
One of our strategies is to continue to grow by expanding our operations and adding to our fleet at attractive points in the cycle, including through mergers, strategic alliances or joint ventures. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;

•	obtain financing for our existing and new operations;

•	manage relationships with customers and suppliers;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our then-existing operations;

•	attract, hire, train, integrate and retain qualified, highly trained personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	enhance our customer base;

•	improve our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new operations.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. We may incur unanticipated expenses as an operating company. Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet. Finally, additional acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares or debt issuances (with amortization payments), both of which could reduce our cash flow. If we are unable to execute the points noted above, our financial condition may be adversely affected.
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
Under time charters the charterer is responsible for voyage expenses and the owner is responsible for the vessel operating costs. Under our spot charters, we are responsible for vessel operating expenses. When our owned vessels are operated in the spot market, we are also responsible for voyage expenses and vessel costs. Our vessel operating expenses include the costs of crew, provisions, deck and engine stores, fluctuating price of fuel expenses when our vessels operate in the spot or voyage market, insurance and maintenance and repairs, which expenses depend on a variety of factors, many of which are beyond our control. Voyage expenses include bunkers (fuel), port and canal charges. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.
Rising fuel prices may adversely affect our profits.
While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is a significant factor in negotiating charter rates. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
On January 1, 2020, the IMO is expected to implement a new regulation for a 0.50% global sulfur cap for marine fuels. Under this new global cap, vessels will have to use marine fuels with a sulfur content of no more than 0.50% against the current limit of 3.50% in an effort to reduce the emission of sulfur oxide into the atmosphere.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
We have opted not to install scrubbers and continue to work closely with suppliers and producers on alternative mechanisms ahead of January 1, 2020, including the procurement of physical low-sulfur fuel oil directly on the wholesale market and storage thereof at sea on a vessel owned by us, with a view to secure availability of qualitative compliant fuel oil and to capture volatility in prices between high-sulfur fuel oil and low-sulfur fuel oil. The procurement of large quantities of low-sulfur fuel oil implies a commodity price risk upon fluctuations in the prices of the procured commodity between the time of the purchase and the consumption. While we may implement financial strategies with a view to limiting this risk, we cannot give any assurance that such strategies will be successful in which case we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The storage and onward consumption on our vessels of the procured commodity may require us to blend, co-mingle or otherwise combine, handle or manipulate such commodities which implies certain operational risks that may result in loss of or damage to the procured commodities or to the vessels and its machinery. While we carry cargo insurance to protect us against certain risks of loss of or damage to the procured commodities, we may not be adequately insured to cover any losses from such operational risks, which could have a material adverse effect on us. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.
The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies and national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operator to the charterers. Our ability to operate our vessels profitably depends on a variety of factors, including, but not limited to the (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries.
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
We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2018, Valero Energy Corporation, or Valero, accounted for 7%, and Petroleo Brasileiro S.A. accounted for 5% of our total revenues in our tankers segment. In addition, our only FSO customer as of December 31, 2018 was North Oil Company. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker industry and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any.

In addition, a charterer may exercise its right to terminate the charter if, among other things:

•	the vessel suffers a total loss or is damaged beyond repair;

•	we default on our obligations under the charter, including prolonged periods of vessel off-hire;

•	war, sanctions, or hostilities significantly disrupt the free trade of the vessel;

•	the vessel is requisitioned by any governmental authority; or

•	a prolonged force majeure event occurs, such as war, piracy, terrorism, or political unrest, which prevents the chartering of the vessel.

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
If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. We are exposed to changes in the spot market rates associated with the deployment of our vessels. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charterhire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.
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
We currently operate our FSOs offshore Qatar, which has fields whose production lives deplete over time, and as a result, the overall activity in such fields may decline faster than anticipated. There are increased costs associated with retiring old oil and gas installations, which may threaten to slow the development of the region’s remaining resources.
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
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, with survey cycles of no more than 60 months for the first three surveys, and 30 months thereafter, not including any unexpected repairs. In 2018, the Finesse, Nautica, Newton, Noble, Hojo, Cap Leon and Cap Felix have been dry-docked and the cost of planned repairs and maintenance was capitalized. The estimated cost to drydock a vessel are between $0.75 million and $2.5 million, depending on the size and condition of the vessel and the location of drydocking and the special surveys to be performed.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention or IOPP renewal survey, existing vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017. We currently have 41 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit or VGP program and U.S. National Invasive Species Act or NISA are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs which may adversely affect our profitability.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.
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

We are currently undergoing a leadership transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.
On February 4, 2019, we announced that Patrick Rodgers has decided to step down from his role as Chief Executive Officer or CEO during 2019 and on March 28, 2019, we announced that Hugo De Stoop, our current Chief Financial Officer or CFO, will succeed Patrick Rodgers as our CEO after a brief handover period which is expected to take place in the course of the second quarter of 2019. As a result, we have commenced a recruitment process for a new replacement CFO. While we have confidence in our remaining senior management team, including members of the Company's Board of Directors, the uncertainty inherent in this ongoing leadership transition may be difficult to manage, may cause concerns from third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees. In addition, our future development and prospects depend to a large degree on the experience, performance and continued service of its senior management team, including a new replacement CFO and members of our Board of Directors. Retention of these services or the identification of suitable replacements cannot be guaranteed. There can be no guarantee that the services of the current Directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the Directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.
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
United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States shareholders.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, our income from our time and voyage chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of “passive income.”
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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the ordinary shares. See “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.
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
We and our subsidiaries continue to take the position that we qualify for either this statutory tax exemption or exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares, or “5% Shareholders,” owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.
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
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Treaty. The U.S.-Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Treaty. The 5% withholding tax applies in cases where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Treaty.

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
Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results. In 2017 and early 2018 the Company took note of the correspondence between the Belgian authorities and the European Commission within the framework of request for extension of the state aid to the maritime industry by the State of Belgium. Based on the actual draft law, which includes the legislative changes as requested by the Commission, we do not expect any adverse effect of these changes to our existing tonnage tax regime.
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
We had $1,866.8 million and $964.6 million of indebtedness as of December 31, 2018 and December 31, 2017, respectively, and expect to incur additional indebtedness as we further expand our fleet. Borrowing under our credit facilities are secured by our vessels and certain of our vessel owning subsidiaries’ bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Such borrowings under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to enable us to satisfy our short-term or medium- to long-term liquidity requirements or to otherwise satisfy our debt obligations, we may have to undertake alternative financing plans, which could dilute shareholders or negatively impact our financial results, depending on market conditions at the time, such as:

•	seeking to raise additional capital or equity;

•	refinancing or restructuring our debt;

•	establish new loans;

•	selling tankers or assets (including investments); or

•	reducing or delaying capital investments.

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
The market values of tankers have generally been depressed. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than between 125% and 145% as, depending on the applicable credit facility, of the aggregate principal amount outstanding under the loan. We were in compliance with these requirements as of December 31, 2018 and as of the date of this annual report.
A decrease in vessel values or a failure to meet this ratio could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. In addition, due to the fact that FSO vessels are often purposely built for specific circumstances, and due to the absence of an efficient market for transactions of FSO vessels, the carrying values of our FSO’s may not represent their fair values at any point in time.
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

•	an aggregate cash balance of at least $30.0 million; and

•	a ratio of stockholders’ equity to total assets of at least 30%.

In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

•	effect changes in management of our vessels;

•	transfer or sell or otherwise dispose of all or a substantial portion of our assets;

•	declare and pay dividends if there is or will be, as a result of the dividend, an event of default or breach of a loan covenant; and

•	incur additional indebtedness.

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
Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. Our credit facilities contain provisions that entitle the lenders to require us to prepay to the lenders their respective portion of any advances granted to us under the facility, which could negatively impact our financial results.
As of December 31, 2018 and as of the date of this annual report, we were in compliance with the financial covenants contained in our debt agreements.
For more information, please read “Item 5. Operating and Financial Review and Prospects.”
The contribution of our joint ventures to our profits and losses may fluctuate, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.
We currently own an interest in two of our vessels, FSO Asia and FSO Africa, through 50%-owned joint ventures, together with other third-party vessel owners and operators in our industry. Our ownership in these joint ventures is accounted for using the equity method, which means that our allocation of profits and losses of the applicable joint venture is included in our consolidated financial statements. Our joint ventures have entered into certain credit facilities, which we have provided a guarantee for the revolving credit facility tranche and are secured by the FSO vessels. A violation of any of our financial covenants or operating restrictions contained in the credit facilities for the FSO Africa and the FSO Asia may constitute an event of default thereunder, which may provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. The contribution of our joint ventures to our profits and losses may fluctuate, including the dividends that we may receive from such entities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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

We are exposed to volatility in the London Interbank Offered Rate or LIBOR, and we have and we intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income. If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.
LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. The amounts outstanding under our senior secured credit facilities have been, and amounts under additional credit facilities that we may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.
LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.
Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee”, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.
In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
We have entered into and may selectively in the future enter into additional derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ currently or in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs and recognize losses on such arrangements in our financial statements. Such risk may have an adverse effect on our financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects” for a description of our interest rate swap arrangements.
Fluctuations in exchange rates and non-convertibility of currencies could result in losses to us.
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our operating costs being expressed in currencies other than U.S. dollars, primarily in Euro. As a result, there is transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows and our financial condition. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, which could lead to fluctuations in our results of operations.

Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.
In January 2015, we became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and as such, we have significant legal, accounting and other expenses that we did not incur previously. In 2016, we became subject to the requirements as directed by Section 404(b) of the Sarbanes-Oxley Act of 2002, requiring an auditor attestation with respect to our internal control over financial reporting or ICOFR. These reporting obligations impose various requirements on US registered public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Effective internal controls over financial reporting, together with adequate disclosure controls and procedures, are necessary for us to provide reliable financial reports and are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities. Our compliance with Section 404 has and may continue to require us to incur substantial expenses and significant management efforts.

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
We depend on directors who are associated with major shareholders, which may create conflicts of interest.
Certain of our directors are associated with major shareholders, which may create conflicts of interest. Because these directors owe fiduciary duties to both us and those shareholders, conflicts of interest may result in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for those shareholders than they do for us. Any such conflicts of interest could adversely affect our business, financial condition and results of operations and the trading price of our ordinary shares. For further discussion of transactions with, or involving, our directors that may give rise to potential conflicts of interest, please see "Item 6.A and F/S note 21 “Related Parties”: Relationship with CMB - Properties - Registration Rights”.

Risk Factors Relating to Our Merger with Gener8

We may fail to realize the anticipated benefits of the Merger.
On December 20, 2017, the Company, Gener8 Maritime. Inc.,  a corporation organized under the laws of the Republic of the Marshall Islands or Gener8 and Euronav MI Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of the Company entered into an agreement and plan of merger or the Merger Agreement to govern a stock-for-stock merger or the Merger for the entire issued and outstanding share capital of Gener8. The Merger closed in June 2018.
We believe that the Merger will continue to provide benefits to the combined company. However, there is a risk that some or all of the expected benefits of the Merger may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including but not limited to the strength or weakness of the economy and competitive factors in the areas where we do business, the effects of competition in the markets in which we operate, and the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic or foreign operations. The challenge of coordinating previously separate businesses makes evaluating our business and future financial prospects difficult. The success of the Merger, including anticipated benefits and cost savings, depends, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies, and that does not materially disrupt existing relationships nor result in decreased revenues or dividends. The past financial performance of each of us and Gener8 may not be indicative of our future financial performance. Realization of the anticipated benefits in the Merger depends, in part, on the our ability to successfully integrate the two businesses. We devote significant management attention and resources to integrating all of the business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the aftermath of the Merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or our share price. The coordination process may also result in additional and unforeseen expenses in the aftermath of the Merger.
Failure to realize all of the anticipated benefits of the Merger may impact the financial performance of the combined company, the price of our ordinary shares and our ability to pay dividends, which will be at the discretion of its board of directors in accordance with our dividend policy. In addition, even if we do not realize the anticipated benefits of the Merger, we would remain liable for significant transaction costs, including legal, accounting and financial advisory fees. There is continuing risk that there may be resulting disruptions in and uncertainty surrounding our businesses, including impacts on our relationships with our existing and future customers, suppliers and employees, which could have an adverse effect on our business, results of operations and financial condition, regardless in the aftermath of the Merger. In particular, we could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. These uncertainties may impair our ability to attract, retain and motivate key personnel in the aftermath of the Merger. In addition, we have expended, and continue to expend, significant management resources, in an effort to successfully integrate or continue to integrate the two companies in the aftermath of the Merger, which are being diverted from our day-to-day operations. In addition, the failure to successfully integrate the two companies in the aftermath of the Merger may result in negative publicity or a negative impression of us in the investment community and may affect our relationships with employees, customers, suppliers, lenders and other partners in the business community.
We have incurred and may continue to incur significant transaction and integration-related costs in connection with the Merger.
We may continue to incur a number of non-recurring costs associated with the Merger and combining Gener8’s operations into our operations. We are subject to significant transaction costs and integration-related fees and costs related to formulating and implementing integration plans, including systems consolidation costs and employment-related costs. We continue to assess the amount of these costs, and additional unanticipated costs may be incurred in the aftermath of the Merger. Although we expect to realize other efficiencies related to the integration of us with Gener8 which may allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

We are subject to certain financing restrictions and changes in covenants as a result of the Merger.
We have assumed a substantial part of the existing indebtedness of Gener8 as a result of the completion of the Merger, which has imposed additional and substantial operating and financial restrictions on us, beyond those that existed prior to the completion of the Merger, which, together with the resulting debt services obligations, may significantly limit our ability to execute our business strategy, and increase the risk of default under our now existing debt obligations after the completion of the Merger. Our debt agreements generally contain financial covenants, which require us to maintain, among other things, an amount of current assets that, on a consolidated basis, exceeds our current liabilities, which amount of current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year; minimum aggregate amounts of cash, cash equivalents and available aggregate undrawn amounts of any committed loan; minimum levels of aggregate cash, minimum ratios of stockholders’ equity to total assets; and a minimum asset coverage ratio. Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things effect changes in management of our vessels; transfer or sell or otherwise dispose of all or a substantial portion of our assets; declare and pay dividends, (with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and incur additional indebtedness.
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
As a result of the Merger, we assumed $1,035.9 million of the existing indebtedness of Gener8 in connection with the completion of the Merger. Prior to the completion of the Merger, Gener8’s secured credit facilities required it to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in its fleet in relation to the indebtedness outstanding.
Because some of the ratios and covenants set minimum values for the vessels in respect of the indebtedness outstanding, including those assumed as a result of the Merger, should the value of our vessels decline in the future for any reason whatsoever, including due to declines in charter rates, we may be required to take action to reduce its debt or to act in a manner contrary to its business objectives to meet any such financial ratios and satisfy any such financial covenants. Additionally, some of the ratios and covenants require us to (i) maintain minimum levels of liquidity and (ii) not exceed the maximum level of leverage specified therein. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. No assurance can be provided that we will meet our financial or other covenants or that our lenders will waive any failure to do so.

Additionally, the terms of our indebtedness (including those assumed as a result of the Merger) place certain restrictions on the operations of the obligors thereunder, including restrictions on incurring additional indebtedness and liens, disposal of assets and chartering arrangements. These covenants, along with the financial covenants discussed above, may adversely affect our ability to finance future operations or limit its ability to pursue certain business opportunities or take certain corporate actions. Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. The covenants may also restrict our flexibility in planning for, or reacting to, possible changes in our business and the industry and make it more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default thereunder. If a default occurs under certain of our credit facilities, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Furthermore, our debt agreements contain cross-default provisions, whereby if we default under one of our debt agreements or credit facilities would automatically be an event of default under other debt agreements. Such cross defaults could result in the acceleration of the maturity of our existing debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our vessels. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.
In the aftermath of the Merger, our ability to meet our cash requirements, including our debt service obligations, will be dependent upon our operating performance, which will be subject to general economic and competitive conditions and to financial, business and other factors affecting our operations, many of which are or may be beyond the our control. We cannot provide assurance that our business operations will generate sufficient cash flows from operations and revenue generation to fund these cash requirements and debt service obligations. If our operating results, cash flow or capital resources prove inadequate, we could face substantial liquidity problems and we might be required to dispose of material assets or operations to meet our debt and other obligations, which would have an adverse impact on our financial condition. If we are unable to service our debt, we could be forced to stop, reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance our debt or seek additional equity capital. We may be unable to take any of these actions on satisfactory terms or in a timely manner or efficient manner, which could result in our entering bankruptcy proceedings. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business. Our debt agreements may limit our ability to take certain of these actions. Our failure to generate sufficient operating cash flow to pay our debts or to successfully undertake any of these actions could have a material adverse effect on the combined company. In addition, the degree to which we are and may continue to be leveraged as a result of the indebtedness assumed in connection with the Merger or otherwise could materially and adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make us more vulnerable to general adverse economic, regulatory, political, government and industry conditions, and could limit our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete.
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
On December 19, 2018 our Board of Directors authorized a share buyback of up to 2 million shares, within the Belgian legal framework. There is no guarantee that we will repurchase shares at a level anticipated by stockholders or at all, which could reduce returns to our stockholders. Once authorised, decisions to repurchase our common stock will be at the discretion of our Executive Committee, based upon a review of relevant considerations.
We have the option but not the obligation of buying our own shares back should we believe there is a substantial value disconnect between the share price and the real value of the Company. We started buying back shares on December 19 2018 and announced share buybacks on January 2 2019, January 10 2019, January 21 2019, February 13 2019, February 22 2019, March 6 2019, and March 18 2019 with a total of 2,678,129 shares. We may continue to buy back our shares opportunistically. The extent to which we do and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.
The Board’s determination to repurchase shares of our common stock will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the board deems relevant. Based on an evaluation of these factors, the Board of Directors may determine not to repurchase shares or to repurchase shares at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders.
Although we have a fixed-dividend policy, we cannot assure you that we will declare or pay any dividends. The tanker industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.
Our Board of Directors may from time to time, declare and pay cash dividends in accordance with our Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Board of Directors (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends”).
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
In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be as a result of the dividend a default or a breach of a loan covenant. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries' ability to declare and pay dividends, (with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full). Please see “Item 5. Operating and Financial Review and Prospects” for more information relating to restrictions on our ability to pay dividends under the terms of the agreements governing our indebtedness. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all.

In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.
Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.
As of December 31, 2018, our issued (and fully paid up) share capital was $239,147,506.82 which was represented by 220,024,713 shares, and our Board of Directors is authorized to increase share capital in one or several times by a total maximum of $150,000,000 for a period of five years as from June 19, 2015. Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any future equity offering.
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
For example, there are no statutory dissenters’ rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company’s behalf, are more limited than in the United States.
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

ITEM 4.    INFORMATION ON THE COMPANY
A.          History and Development of the Company
Euronav NV was incorporated under the laws of Belgium on June 26, 2003 for an indefinite term. Our Company has the legal form of a public limited liability company (naamloze vennootschap/ société anonyme). Our registered office is located at De Gerlachekaai 20, 2000 Antwerpen, Belgium and our telephone number is +32 3 247 44 11.
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
On December 20, 2017, Euronav NV, Gener8 Maritime. Inc., a corporation organized under the laws of the Republic of the Marshall Islands ("Gener8") and Euronav MI Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of ours specifically set-up for the purpose of the proposed merger, entered into the Merger Agreement to govern the terms of the Merger, which was a stock for stock transaction. or the Merger for the entire issued and outstanding share capital of Gener8.
The Merger closed on June 12, 2018 and Gener8 became our wholly-owned subsidiary following the affirmative vote of Gener8's shareholders. Prior to the Merger Gener8 was a leading U.S.-based provider of international seaborne crude oil transportation services that resulted from a merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, an independent vessel pool manager. At the date of the Merger, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, six Suezmax vessels, and two LR1 vessels, with an aggregate carrying capacity of approximately 7.4 million deadweight tones or dwt, which included 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at reputable shipyards.
The Merger created a world leading independent crude tanker operator with 74 large crude tankers focused predominately on the VLCC and Suezmax asset classes and two FSO vessels in joint venture and provides tangible economies of scale via pooling arrangements, procurement opportunities, reduced overhead and enhanced access to capital. Furthermore the combined company offers investors a well-capitalized and more liquid company in the tanker market.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be accessed at http://www.sec.gov. Our website address is https://www.euronav.com/en/. The information contained on these websites do not form a part of this annual report.

For information about the development of our fleet, please see Item 5. Operating and Financial Review and Prospects—Fleet Development."

B.          Business Overview
We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of April 15, 2019, we owned or operated a modern fleet of 74 vessels (including four chartered-in vessels) with an aggregate carrying capacity of approximately 18.9 million deadweight tons, or dwt, consisting of 43 very large crude carriers, or VLCCs, two V-plus, 27 Suezmax vessels, and two floating, storage and offloading vessels, or FSOs (both owned through 50/50 joint ventures).  The average age of our fleet as of April 15, 2019 was approximately 6.6 years for our VLCC fleet and 10.27 years for our Suezmax fleet, as compared to an industry average age as of April 15, 2019 of approximately 9.3 years for the VLCC fleet and 9.4 years for the Suezmax fleet.

We currently charter our vessels, non-exclusively, to leading international energy companies, such as North Oil Company, or NOC, (whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited), Total S.A. or Total and Valero or their respective subsidiaries, although there is no guarantee that these companies will continue their relationships with us. We pursue a chartering strategy that seeks an optimal mix of employment of our vessels depending on the fluctuations of freight rates in the market and our own judgment as to the direction of those rates in the future. Our vessels are therefore routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component. We principally employ our VLCCs through the TI Pool, a spot market-oriented pool in which we were a founding member in 2000. As of April 15, 2019, 22 of our vessels were employed directly in the spot market, 42 of our vessels were employed in the TI Pool, 5 of our vessels were employed on long-term charters, of which the average remaining duration is 4 years and 8 months, including five with profit sharing components, and our two FSOs were employed on long-term service contracts. While we believe that our chartering strategy allows us to capitalize  on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates decline. At times when the freight market may become more challenging, we will try to timely shift our exposure to more time charter contracts and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness. We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the years from 2010 to 2013 and seen in 2018.
Developments in 2018
On March 26, 2018, the Suezmax Cap Quebec (2018 - 156,600 dwt) was delivered into the Euronav fleet. This vessel was the first of four Ice Class Suezmax vessels progressively starting seven-year contracts with a leading global refinery player from delivery during 2018. When taking delivery of the Cap Quebec, the Company paid USD 44.1 million (including the final instalment).
On April 25, 2018, we took delivery of the Cap Pembroke (2018 - 156,600 dwt) against the payment of the remaining instalments of USD 43.5 million in aggregate. This vessel was the second of four Ice Class Suezmax vessels progressively starting seven-year contracts with a leading global refinery player from delivery during 2018.

On June 8, 2018, we sold the Suezmax Cap Jean (1998 - 146,643 dwt) for USD 10.6 million. The Group recorded a capital gain of approximately USD 10.6 million. The sale of the Cap Jean was part of a fleet rejuvenation program.

On June 12, 2018, we concluded the merger with Gener8. The 60.8 million new shares issued to Gener8 shareholders as consideration for the transaction began trading on the NYSE. At the date of the merger, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, 6 Suezmax vessels, and 2 Panamax vessels, with an aggregate carrying capacity of approximately 7.4 million dwt, which includes 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at highly reputable shipyards.

On June 14, 2018, in conjunction with the merger with Gener8, we sold six VLCCs to International Seaways for a total consideration of USD 434 million which included USD 123 million in cash and USD 311 million in the form of assumption of the outstanding debt related to the vessels. The six vessels were the Gener8 Miltiades (2016 - 301,038 dwt), Gener8 Chiotis (2016 - 300,973 dwt), Gener8 Success (2016 - 300,932 dwt), Gener8 Andriotis (2016 - 301,014 dwt), Gener8 Strength (2015 - 300,960 dwt) and Gener8 Supreme (2016 - 300,933 dwt).

On June 27, 2018 we acquired the V-Plus Seaways Laura Lynn (2003 - 441,561 dwt) from Oceania Tanker Corporation, a subsidiary of International Seaways for USD 32.5 million. Euronav renamed the V-Plus as Oceania and registered it under the Belgian flag. The Seaways Laura Lynn was the only other V-plus in the global tanker fleet -Euronav was also owner of the other one, the TI Europe (2002 - 442,470 dwt), providing the Company with a significant strategic opportunity

On August 8, 2018, we took delivery of the third Suezmax the Cap Port Arthur (2018 - 156,600 dwt) with the fourth and last vessel from Hyundai Heavy Industries due for delivery at the end of August. During the second quarter a total of USD 43.6 million was made in instalment payments towards the construction of the two remaining Suezmax vessels at Hyundai Heavy Industries with an outstanding balance of USD 86.6 million at the end of the second quarter.

On August 22, 2018, we sold the Suezmax Cap Romuald (1998 - 146,640 dwt) for USD 10.6 million. The Group recorded a capital gain of approximately USD 9 million. The sale of the Cap Romuald was part of a fleet rejuvenation program.

On August 29, 2018 we took delivery of the Cap Corpus Christi (2018 - 156,600 dwt) against the payment of the remaining instalments of USD 43.6 million in aggregate. All of the four Suezmax vessels delivered during 2018 were accompanied by seven-year time charter contracts.

On October 31, 2018 we entered into a sale agreement regarding the Suezmax vessel Felicity (2009- 157,667 dwt) with a global supplier and operator of offshore floating platforms. A capital loss on the sale of approximately USD 3.0 million was recorded in Q4 2018. The cash generated on this transaction after repayment of debt was USD 34.7 million. The vessel was delivered to her new owners and will be converted into an FPSO and therefore left the worldwide trading fleet in 2019. The sale - the eighth vessel successfully introduced by Euronav into an offshore project - demonstrated Euronav’s capability to generate value for its stakeholders and reflected its reputation for providing high quality operational tonnage for the offshore sector.

On November 29, 2018 we sold the LR1 vessel Genmar Companion (2004 - 72,768 dwt). A capital loss on the sale of approximately USD 0.2 million has been recorded in Q4 2018. The cash generated on this transaction after repayment of debt was USD 6.3 million. The LR1 Genmar Companion joined the Euronav fleet as part of the Gener8 merger in June
2018 and was always a non-core asset to the Group.

For information about acquisitions and dispositions of our vessels during 2017, please see Item. 5. Operating and Financial Review and Prospects-Fleet Development.

Our Fleet
Set forth below is certain information regarding our fleet as of April 15, 2019.

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels
Europe	V-Plus	441,561	2002	Daewoo		Spot	N/A
Oceania	V-Plus	441,561	2003	Daewoo		Spot	N/A
Aegean	VLCC	299,999	2016	Hyundai		TI Pool	N/A
Alboran	VLCC	298,991	2016	Hyundai		TI Pool	N/A
Alex	VLCC	299,445	2016	Hyundai		TI Pool	N/A
Alice	VLCC	299,320	2016	Hyundai		TI Pool	N/A
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
Amundsen	VLCC	298,991	2017	Hyundai		TI Pool	N/A
Andaman	VLCC	299,392	2016	Hyundai		TI Pool	N/A
Anne	VLCC	299,533	2016	Hyundai		TI Pool	N/A
Antigone	VLCC	299,421	2015	Hyundai		TI Pool	N/A
Aquitaine	VLCC	298,767	2017	Hyundai		TI Pool	N/A
Arafura	VLCC	298,991	2016	Hyundai		TI Pool	N/A
Aral	VLCC	299,999	2016	Hyundai		TI Pool	N/A
Ardeche	VLCC	298,642	2017	Hyundai		TI Pool	N/A
Daishan	VLCC	306,005	2007	Daewoo		TI Pool	N/A
Dalma	VLCC	306,543	2007	Daewoo		TI Pool	N/A
Desirade	VLCC	299,999	2016	Daewoo		TI Pool	N/A
Dia	VLCC	299,999	2015	Daewoo		TI Pool	N/A
Dominica	VLCC	299,999	2015	Daewoo		TI Pool	N/A
Donoussa	VLCC	299,999	2016	Daewoo		TI Pool	N/A
Drenec	VLCC	299,999	2016	Daewoo		TI Pool	N/A
Hakata	VLCC	302,550	2010	Universal	Total	Time Charter (3)	Sep-19
Hakone	VLCC	302,624	2010	Universal		TI Pool	N/A
Hatteras	VLCC	297,363	2017	Hanjin Subic		TI Pool	N/A

Heron	VLCC	297,363	2017	Hanjin Subic		TI Pool	N/A
Hirado	VLCC	302,550	2011	Universal		TI Pool	N/A
Hojo	VLCC	302,965	2013	JMU		TI Pool	N/A
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Nautica	VLCC	307,284	2008	Dalian		TI Pool	N/A
Nectar	VLCC	307,284	2008	Dalian		TI Pool	N/A
Newton	VLCC	307,284	2009	Dalian		TI Pool	N/A
Noble	VLCC	307,284	2008	Dalian		TI Pool	N/A
Sandra	VLCC	323,527	2011	STX		TI Pool	N/A
Sara	VLCC	323,183	2011	STX		TI Pool	N/A
Simone	VLCC	313,988	2012	STX		TI Pool	N/A
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
TI Hellas	VLCC	319,254	2005	Hyundai		TI Pool	N/A
V.K. Eddie	VLCC	305,261	2005	Daewoo		TI Pool	N/A
Cap Charles	Suezmax	158,881	2006	Samsung		Spot	N/A
Cap Corpus Christi	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Diamant	Suezmax	160,044	2001	Hyundai		Spot	N/A
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A
Cap Guillaume	Suezmax	158,889	2006	Samsung		Spot	N/A
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Leon	Suezmax	159,049	2003	Samsung		Spot	N/A
Cap Pembroke	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cap Philippe	Suezmax	158,920	2006	Samsung		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung		Spot	N/A
Cap Port Arthur	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Quebec	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cap Theodora	Suezmax	158,819	2008	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Captain Michael	Suezmax	157,648	2012	Samsung		Spot	N/A
Filikon	Suezmax	149,989	2002	Universal		Spot	N/A
Finesse	Suezmax	149,994	2003	Universal		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung		Spot	N/A
Gener8 George T	Suezmax	150,205	2007	Universal		Spot	N/A
Gener8 Spartiate	Suezmax	165,000	2011	Hyundai		Spot	N/A
Maria	Suezmax	157,523	2012	Samsung		Spot	N/A
Sapphira	Suezmax	150,205	2008	Universal		Spot	N/A
Selena	Suezmax	150,205	2007	Universal		Spot	N/A
Sofia	Suezmax	165,000	2010	Hyundai		Spot	N/A
Statia	Suezmax	150,205	2006	Universal		Spot	N/A
Genmar Compatriot	LR1	72,700	2004	Dalian		Spot	N/A
Total DWT—Owned Vessels		16,776,187

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Chartered-In Vessels
Chartered-In Vessels
Nucleus	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Nautilus	VLCC	307,284	2006	Dalian		TI Pool	Dec-21
Navarin	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Neptun	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Total DWT Chartered-In Vessels		1,229,136
FSO Vessels
FSO Africa (4)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Sep-22
FSO Asia (4)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Jul-22
Total DWT FSO Vessels		442,000

(1)
As used in this report, "Samsung" refers to Samsung Heavy Industries Co., Ltd, "Hyundai" refers to Hyundai Heavy Industries Co., Ltd., "Universal" refers to Universal Shipbuilding Corporation, "Hitachi refers to Hitachi Zosen Corporation, "Daewoo" refers to Daewoo Shipbuilding and Marine Engineering S.A., "JMU" refers to Japan Marine United Corp., Ariake Shipyard, Japan, "Dalian" refers to Dalian Shipbuilding Industry Co. Ltd., "STX" refers to STX Offshore and Shipbuilding Co. Ltd., and "Hanjin" refers to Hanjin Heavy Industry Co. Ltd.

(2)	Assumes no exercise by the charterer of any option to extend (if applicable).

(3)	Profit sharing component under time charter contracts.

(4)	Vessels in which we hold a 50% ownership interest and are only accounted for the share of DWT corresponding to such ownership interest.

Employment of Our Fleet
Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2019, our fleet is currently expected to have approximately 25,467 available days for hire, of which, as of April 15, 2019, 91.68% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 6.89% are expected to be available to be employed on fixed time charters with a profit sharing element and 1.43% are expected to be available to be employed on fixed time charters without a profit sharing element.
Spot Market
A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of April 15, 2019, we employed 24 of our vessels directly in the spot market.

Tankers International Pool
Euronav principally employs and commercially manages its VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels, or Pool Participants, to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. As of April 15, 2019, the TI Pool was comprised of 63 vessels, including 42 of Euronav’s VLCCs.

By pooling its VLCCs with those of other shipowners, Euronav is able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for its vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. In 2018, TI Pool membership costs were approximately $744 per vessel per day (with each vessel receiving its proportional share of pool membership expenses, excluding pool credit line costs).
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
Time Charters
Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help Euronav mitigate, in part, its exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, Euronav may when the cycle matures or otherwise opportunistically employ more of its vessels under time charter contracts as the available rates for time charters improve. Euronav may also enter into time-charter contracts with profit-sharing arrangements, which it believes will enable Euronav to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of April 15, 2019, Euronav employed six of its vessels on fixed-rate time charters with an average remaining duration of four years and eight months, including five with profit-sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.
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
Technical and Commercial Management of our Vessels
A majority of Euronav’s vessels are technically managed in-house through our wholly-owned subsidiaries, Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd. Its in-house technical management services include providing technical expertise necessary for all vessel operations, supervising the maintenance, upkeep and general efficiency of vessels, arranging and supervising newbuilding construction, drydocking, repairs and alterations, and developing, implementing, certifying and maintaining a safety management system.
In addition to Euronav’s in-house fully integrated technical management, Euronav utilizes the services of experienced third party managers. The independent technical managers typically have specific teams dedicated to Euronav’s vessels and are supervised by an experienced in-house oversight team. Euronav currently contracts Northern Marine Management Limited (part of Northern Marine Group), Wallem Shipmanagement Limited and Anglo Eastern group of companies (through some of their wholly-owned subsidiaries) The services provided by Euronav’s third party technical management are very similar to Euronav’s own technical management and involves part or all of the day-to-day management of vessels.

 Euronav’s VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, excluding voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2018, Euronav paid an aggregate of $8.1 million for the commercial management of Euronav’s vessels operating in the TI Pool.
 Euronav’s Suezmax vessels trading in the spot market are commercially managed by Euronav (UK) Agencies Ltd., our London commercial department. Commercial management services include securing employment for Euronav’s vessels.
 Euronav’s time chartered vessels are managed by Euronav’s operations department based in Antwerp.
Principal Executive Offices
Our principal executive headquarters are located at De Gerlachekaai 20, 2000 Antwerpen, Belgium. Our telephone number at that address is 011-32-3-247-4411. We also have offices located in the United Kingdom, France, Greece, Hong Kong, Geneva and Singapore. Our website is www.euronav.com.
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
Overview
The maritime transport industry is fundamental to international trade, as it is the only practicable and economic way of transporting large volumes of many essential commodities and finished goods around the world. In turn, the oil tanker shipping industry represents a vital link in the global energy supply chain, in which larger vessels such as VLCCs and Suezmax tankers play an important role, given their capability to carry large quantities of crude oil.
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
The tanker freight market remained buoyant throughout 2015 and the first half of 2016 on account of favorable supply/demand dynamics. However, in the second half of 2016 rising newbuilding deliveries outpaced the growth in tanker demand and hence there was downward pressure on freight rates. A deluge of newbuilding in 2017 aggravated the situation further and rates fell. For example, the average VLCC spot rate on the Arabian Gulf (AG)-Japan route was $ 22,617 per day in 2017 compared with $ 42,183 per day in 2016. Oil tanker freight rates declined in the second half of 2016 and 2017 due to a number of factors, including:

i.	A surge in newbuilding deliveries that outpaced the growth in tanker demand in 2016 as well as 2017,

ii.	Oil production cuts announced by OPEC and higher compliance by the member countries; and

iii.	Reduced stockpiling activities by major Asian economies.
Freight rates for crude carriers remained unusually weak during the first quarter of 2018 because of supply side pressures. Inventory drawdown-on the back of OPEC production cuts and high newbuild deliveries aggravated the situation further for shipowners. Freight rates across vessel class averaged well below breakeven rates for the first nine months of 2018. Suppressed vessel earnings promoted demolitions and 106 crude tankers with aggregate capacity of 18.6 million dwt were sold to scrapyards in 2018. Sluggish fleet growth-on account of record high demolitions and steady increase in demand for tankers-has improved supply-demand dynamics to an extent in the latter months of 2018. Vessel earnings surged substantially in the last four months of 2018, and in December, VLCCs and Suezmaxes were reported fixed at $ 57,500 per day on Arabian Gulf (AG)-Japan routes and $ 32,300 per day on West Africa-United States routes, respectively. Asset prices followed a rising trend over the last twelve months and in January 2019, five-year-old VLCC and Suezmax tankers were valued at $ 66 and $ 45 million respectively. Nevertheless, it is worth noting that five-year old VLCC and Suezmax tankers were changing hands at prices nearly 25% below their long-term average.
In broad terms, the volume of oil trade which is seaborne is primarily dependent on global and regional economic growth, and to a lesser extent other factors such as changes in regional oil prices. Overall, there is a close relationship between changes in the level of economic activity and changes in the volume of oil moved by sea. With continued strong GDP growth in Asia, seaborne oil trade to emerging Asian markets has been growing significantly. Chinese oil consumption grew at a compound average growth rate (CAGR) of 5.2% from 7.9 million barrels per day (mbpd) in 2008 to 13.1 mbpd in 2018. Oil demand in OECD Europe and North America has also risen in the last four years primarily due to lower oil prices and higher industrial activity on the back of improving general economic conditions. In 2018, total seaborne trade in crude oil was equivalent to 2.1 billion tons.

World GDP and Crude Oil Seaborne Trade 2003 to 2018

(Percent change year on year)

8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018*
World GDP
Crude Oil Seaborne Trade

* Provisional estimates for *GDP/Trade*

Source: Drewry

Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is also translating into growing seaborne oil trade distances. For example, a VLCC’s voyage from West Africa to the U.S. Gulf takes 40 days, but a trip from West Africa to China (a trade which is expanding) takes 65 days and a trip from the U.S. Gulf to Far East (a key trade route with growing U.S. crude export) takes nearly 100 days. The increase in oil trade distances, coupled with increases in world oil demand has had a positive impact on tanker demand in ton miles (crude and products), which has increased from 11.1 to 13.1 billion ton miles in the period from 2008 to 2018.
Supply in the tanker sector, as measured by its dwt cargo carrying capacity, is primarily influenced by the rate of deliveries of newbuilds from the shipyards in line with their orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion. After a period of rapid expansion, supply growth in the tanker sector moderated in 2013-14 and the overall tanker fleet grew by just 0.6% in 2014, and a relatively modest 2.7% in 2015. However, in 2016 the crude oil tanker fleet expanded by 5.8% due to a high level of newbuilding deliveries during the year and lower levels of scrapping. A further round of newbuilding deliveries took place in 2017 and the world tanker fleet grew by another 4.8% despite an increase in scrapping in second half of the year. Record high demolitions kept a check on fleet growth, and global crude tanker fleet expanded marginally by 0.3% in 2018 despite the delivery of 101 newbuilds with an aggregate capacity of 20.3 million dwt.
In terms of ordering activity, new tanker orders in the period from 2010 to 2014 were limited due to the lack of available bank financing and a challenged rate environment, which contributed to the total crude tanker orderbook declining to 13.9% of the existing global tanker fleet capacity as of December 2014, compared with nearly 50% of the existing fleet at its recent peak in 2008. However, new ordering picked up in the VLCC and Suezmax sectors in late 2014 and 2015 because of the continued strength in the tanker freight market and the exemption from compliance to tier III NOx emission norms for vessels ordered before January 1, 2016. Ordering activity fell substantially in 2016 and only 39 crude tankers were ordered compared with 244 in 2015. However, ordering activity picked up again in 2017 with 93 new contracts placed for crude tankers during the year. Weak newbuilding prices were one of the main factors stimulating new ordering. Ordering activity took a backseat in a depressed tanker market, and a total of 73 crude tankers were ordered in 2018. In January 2019, the crude tanker orderbook was equivalent to 11.7% of the existing fleet.
World Oil Demand and Production
In 2018, oil accounted for around one-third of global energy consumption. With the exception of 2008 and 2009, world oil consumption has increased steadily over the past two decades, as a result of increasing global economic activity and industrial production. In recent years, growth in oil demand has been largely driven by developing countries in Asia and growing Chinese consumption, but some developed economies also recorded increases in demand between 2014 and 2018. In 2018, world oil demand increased to 99.1 mbpd, which represents a 1.3% increase from 2017 and 16.0% higher than the recent low recorded in 2009 following the global financial crisis of 2008-09.

World Oil Consumption: 2008 to 2018

(Million Barrels Per Day)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018*	CAGR 08-18 %
North America	24.2	23.7	24.1	24.0	23.6	24.1	24.2	24.6	24.9	25.1	25.5	0.5%
Europe - OECD	15.4	14.7	14.7	14.3	13.8	13.6	13.5	13.8	14.0	14.3	14.3	-0.7%
Pacific	8.0	8.0	8.1	8.1	8.6	8.3	8.1	8.1	8.1	8.1	8.0	0.0%
Total OECD	**47.6**	**46.4**	**46.9**	**46.4**	**46.0**	**46.0**	**45.8**	**46.4**	**47.0**	**47.4**	**47.8**	**0.0%**
Former Soviet Union	4.2	4.0	4.2	4.4	4.5	4.7	4.7	4.6	4.5	4.5	4.7	1.1%
Europe - Non OECD	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8%
China	7.9	7.9	8.9	9.2	9.8	10.3	10.8	11.6	12.0	12.6	13.1	5.2%
Asia (exc China)	9.7	10.3	10.9	11.1	11.4	11.8	12.0	12.4	13.0	13.4	13.7	3.5%
Latin America	5.9	5.7	6.0	6.3	6.4	6.7	6.8	6.7	6.4	6.5	6.4	0.8%
Middle East	7.1	7.1	7.3	7.4	7.7	7.9	8.4	8.4	8.5	8.5	8.4	1.7%
Africa	3.2	3.4	3.5	3.4	3.7	3.9	3.8	4.3	4.3	4.3	4.3	3.0%
Total Non-OECD	**38.7**	**39.1**	**41.5**	**42.5**	**44.2**	**45.9**	**47.2**	**48.5**	**49.4**	**50.5**	**51.4**	**2.9%**
World Total	**86.3**	**85.5**	**88.4**	**88.9**	**90.2**	**91.9**	**93.0**	**95.0**	**96.4**	**97.9**	**99.1**	**1.4%**

**Provisional estimates*

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
Global trends in oil production have naturally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play an integral role in determining production levels and tie in with the seasonal peaks in demand. Changes in world crude oil production by region in the period from 2008 to 2018 are shown in the table below.

At the beginning of 2018, proven global oil reserves totaled 1,697 billion barrels, about 45 times the current rates of annual production. These reserves tend to be located in regions far from the major consuming countries separated by large expanses of water, and this geographical barrier creates the demand for crude tanker shipping. However, the development of light tight oil (LTO) or shale oil reserves in the U.S. had a negative impact on the volume of U.S. crude oil imports as well as demand for crude tankers from 2004 to 2014. However, rising U.S. crude export on long-haul routes to China and India is good news for shipowners as every additional barrel exported from the country will open avenues for equal imports as the U.S. is a net importer of crude oil.
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
The first shipments of U.S. crude oil were sent to Europe immediately after the lifting of ban, and since then other destinations have followed. The U.S. exported 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for the U.S. crude producers as the country exported crude to every major importer including China, India, South Korea and several European countries. In October 2017 U.S. crude exports surpassed 2 mbpd and on average the country’s crude exports more than doubled in 2017 to 1.1 mbpd. The U.S. crude exports jumped further to 1.9 mbpd in 2018 on the back of rising domestic crude oil production and nearly flat domestic demand. However, this is still well below the exports of major exporters such as Saudi Arabia, Russia and other Middle Eastern exporters. Nevertheless, the U.S. Gulf to Asia could be a key trading route with growing U.S. exports.
In the meantime, much of the oil from West Africa and the Caribbean that was historically imported by the U.S. is now shipped to China and other Asian economies, which has a positive impact on tanker demand due to increased ton miles given the longer distances the oil needs to travel. Production and exports from the Middle East (largely from OPEC suppliers) and West Africa have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates due to the long distances between these supply sources and demand centers. Oil exports from short-haul regions, such as the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyages.
Overall, the volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2018 is provisionally estimated at 2.1 billion tons or 66.7% of all seaborne oil trade (crude oil and refined petroleum products). The chart below illustrates changes in global seaborne movements of crude oil between 1983 and 2018.

World seaborne oil trade is the result of geographical imbalances between areas of oil consumption and production. Historically, certain developed economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East and Africa, oil consumption during the period from 2008 to 2018 grew at annual rates in excess of 1.5%, and, at an annual growth rate of 5.2% in the case of China. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances, as more oil is being transported on long-haul routes.
Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, rising demand for oil will have to be satisfied by increased imports.

In the case of China and India, seaborne crude oil imports have risen significantly in the last decade to meet an increasing demand for energy. During the period from 2008 to 2018, Chinese crude oil imports increased from 178.9 to 461.4 million tons and Indian imports increased from 125.8 to 220.4 million tons. Conversely, Japanese imports declined from 202.4 to 148.9 million tons over the same period. In the U.S., crude oil imports declined between 2007 and 2015, but in 2016 the trend was reversed and average U.S. crude imports increased by 0.5 mbpd because of declining shale output. In 2017, the U.S. imports inched up by another 0.4% to reach 7.9 mbpd on the back of rising crude oil consumption, whereas in 2018 the U.S. crude imports declined 1.4% to touch 7.8 mbpd due to growing domestic production.

Asian Countries – Crude Oil Imports: 2008 to 2018

(Million Tons)

CAGR:
China: 9.9%
India: 5.8%
Japan: -3.0%
900
750
600
450
300
150
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018*
China
India
Japan

** Provisional estimates*

Source: Drewry

A vital factor affecting both the volume and pattern of world oil trades is the shift in global refinery capacity from the developed to the developing world, which is increasing the distances from oil production sources to refineries. The distribution of refinery throughput by region in the period from 2008 to 2018 is shown in the following table.

Oil Refinery Throughput by Region: 2008 to 2018

('000 Barrels Per Day)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018*	CAGR % 08-18
North America	17,724	17,251	17,682	17,652	17,949	18,255	18,643	18,887	18,714	19,114	19,449	0.9%
S. & Cent. America	5,505	5,251	4,970	5,157	4,761	4,895	4,839	4,666	4,395	4,113	3,507	-4.4%
Europe & Eurasia	20,251	19,211	19,302	19,239	19,342	18,914	19,148	19,705	19,387	19,763	19,731	-0.3%
Middle East	6,904	6,754	7,067	7,091	7,253	7,176	7,323	7,673	7,886	8,228	7,951	1.4%
Africa	2,396	2,301	2,425	2,155	2,202	2,221	2,189	2,096	2,074	2,049	2,022	-1.7%
Australasia	669	672	705	735	708	692	639	536	541	527	525	-2.4%
China	6,828	7,452	8,408	8,686	9,199	9,599	10,155	10,684	11,084	11,656	12,130	5.9%
India	3,213	3,641	3,899	4,085	4,302	4,462	4,475	4,561	4,930	5,010	5,120	4.8%
Japan	3,946	3,627	3,619	3,410	3,400	3,453	3,289	3,258	3,280	3,215	3,210	-2.0%
Other Asia Pacific	7,360	6,988	7,144	7,355	7,477	7,370	7,307	7,770	8,008	8,240	8,717	1.7%
Total World	**74,797**	**73,148**	**75,222**	**75,564**	**76,593**	**77,038**	**78,009**	**79,836**	**80,299**	**81,914**	**82,362**	**1.0%**

* *Provisional estimates*

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

Oil Refinery Throughput by Region: Growth Rates 2008 to 2018

(CAGR – Percent)

8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
China
India
Middle East
Europe
North America
Latin America
Africa

Source: Drewry

As a result of changes in trade patterns, as well as shifts in refinery locations, average voyage distances in the crude sector have increased. In the period from 2008 to 2018, ton-mile demand in the crude tanker sector grew from 8.8 to 9.9 billion ton miles. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

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
The use of large tankers for offshore storage rebounded somewhat in 2016 on account of logistical considerations, marketing issues and inventory drawdown. Similar patterns were seen when floating storage peaked in June 2017, when more than 200 million barrels were reported to be stored in crude tankers. Floating storage declined gradually in the second half of 2017, production cuts pursued by OPEC, Russia and its allies encouraged inventory drawdown and floating storage dropped further in 2018. As of January 31, 2019, around 80 million barrels of oil were reported to be stored on crude oil tankers at sea.

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

•
    Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones. Within the Suezmax sector, there are a number of product and shuttle tankers (shuttle tankers are specialized ships built to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries and are often referred to as ‘floating pipelines’), which do not participate in the crude oil trades.

•
    Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (or approximately 500,000 barrels). Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

There are also a relatively small number of ships below 80,000 dwt which operate in crude oil trades, but many operate in cabotage type trades and therefore do not form part of the open market. For this reason, the following analysis of supply concentrates on the VLCC, Suezmax and Aframax tonnage. As of January 31, 2019, the crude tanker fleet consisted of 1,927 vessels with a combined capacity of 383.1 million dwt.

The table below shows principal routes for crude oil tankers and where these vessels are deployed.

Crude Oil Tankers – Typical Deployment by Size Category

Area	Trade Route	Haul	Vessel Type		
			VLCC	Suezmax	Aframax
Inter-Regional	MEG[1] - Asia	Long	X	X	X
	MEG - N. America		X		
	MEG - Europe - Suez[2]			X	
	W. Africa[3] - N. America		X	X	X
	W. Africa - Asia		X	X	
	US Gulf - Asia		X	X	
	MEG - Europe - Cape [4]		X		
	W. Africa - Europe			X	X
	NS[5] - N. America				X
	MEG - Pacific Rim		X	X	
Intra-Regional	North Sea	Medium		X	X
	Caribbean			X	X
	Mediterranean			X	X
	Asia - Pacific			X	X

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

VLCC/Suezmax Fleet Development
In 2018, the world crude tanker fleet expanded 0.3% compared with 4.8% in 2017. A total of 20.3 million dwt of newbuild deliveries were added to the crude fleet in 2018, while scrapping activity surged to a record high due to a depressed freight market in the first nine months of 2018. A total of 18.3 million dwt was sent for demolition in 2018 compared with 8.5 million dwt in 2017.
The chart below indicates the volume of new orders placed in the VLCC and Suezmax sectors in the period from 2008 to 2018. Very few new vessel orders were placed in both sectors during 2011, 2012 and 2013, although the pace of new ordering in the VLCC sector increased in the closing months of 2013 and newbuild orders for VLCCs as well as Suezmax tankers were considerably higher in 2014 and 2015. Tight supply-demand dynamics in tanker market, firm freight rates and exemption from compliance to Tier III NOx emission norms for vessels ordered before January 1, 2016, were the reasons for high new ordering activity in 2015 and a total of 62 VLCCs and 51 Suezmaxes contracts were placed during the year. New ordering activity then declined in 2016, with only 14 VLCCs ordered during the year compared with 62 during 2015. Ordering activity picked up again in 2017 as ship-owners took advantage of low newbuild prices to embark on fleet renewal. However, newbuilding activity took a back seat in the depressed freight market, and 39 VLCCs and 12 Suezmaxes were ordered in 2018 compared with 48 VLCCs and 19 Suezmaxes in 2017.

In the last few years, delays in new vessel deliveries often referred to as ‘slippage’, have become a regular feature of the market. Slippage is the result of a combination of several factors, including cancellations of orders, issues in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over-optimistic delivery times and in some cases, shipyards experiencing financial difficulty. A number of Chinese yards, including yards at which crude tankers are currently on order are experiencing financial problems which have led to both cancellations and delays in deliveries. New order cancellations have been a feature of most shipping markets during the market downturn. For obvious reasons, shipyards are reluctant to openly report such events, making the tracking of the true size of the orderbook at any given point in time difficult. The difference between actual and scheduled deliveries reflects the fact that order books are often overstated. Slippage has affected both the VLCC and Suezmax sectors. The table below indicates the relationship between scheduled and actual deliveries for both asset classes in the period from 2011 to 2018. Since slippage has occurred in recent years, it is not unreasonable to expect that some of the VLCC and Suezmax tankers currently on order will not be delivered on time.

In 2018, VLCC and Suezmax deliveries amounted to 12.1 and 4.4 million dwt respectively, compared with 15.2 and 7.8 million dwt respectively in 2017. As a result of these deliveries and record scrapping during the year, the VLCC and Suezmax fleets expanded 1.5% and 3.5% respectively in 2018.

At its peak in 2008, the VLCC and Suezmax tanker orderbooks were each equivalent to 50% of the existing fleets, which led to high levels of new deliveries in both sectors between 2009 and 2012. The orderbook as a percentage of the existing fleet declined in the period from 2010 to 2013, due to low levels of new ordering. However, with the upturn in new ordering activity in 2014 and 2015, the VLCC and Suezmax orderbook to fleet ratios rose to 19.4% and 24.7% respectively in December 2015. As a result of lower levels of new ordering and elevated deliveries in the last three years, the orderbooks for VLCC and Suezmax vessels as of January 31, 2019 were equivalent to 13.2% and 8.6% of the existing fleets, respectively.

VLCC & Suezmax Orderbook
(Percent Existing Fleet)

60
50
40
30
20
10
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Suezmax
VLCC

Source: Drewry

As of January 31, 2019, the total crude tanker orderbook comprised of 217 vessels with an aggregate capacity of 45.4 million dwt. The orderbook for Suezmax tankers was 45 vessels representing 7.0 million dwt (excluding shuttle tankers), while the orderbook for VLCC was 98 vessels representing 30.3 million dwt.

Tanker supply is also affected by vessel scrapping or demolition. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain its ’in-class’ status. Often, particularly when tankers reach approximately 25 years of age, the costs of conducting the class survey and performing required repairs become economically inefficient. In recent years, most oil tankers that have been scrapped were between 20 and 25 years of age.
In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, demolitions will decline and the opposite will occur when freight rates are low. The chart below indicates that vessel scrapping was much higher from 2010 to 2014 than in the preceding five years. Firm freight rates in 2015 and 2016 also encouraged shipowners to defer the scrapping of older tonnage, and demolitions in these two years were substantially lower compared with that during the period from 2010 to 2014. However, weak freight rates in the third quarter of 2017 accelerated demolitions and a total of 58 crude tankers totaling 8.9 million dwt were sold to scrapyards in 2017. Scrapping activity touched a record high as a weak freight market forced shipowners to phase out vessels below 20 years of age. Consequently, 108 crude carriers aggregating 18.6 million dwt were demolished in 2018.

Crude Oil Tanker Scrapping: 2008 to 2018
('000 Dwt)

20,000
15,000
10,000
5,000
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
200,000 +
120-199,999
80-119,999

Source: Drewry

Two other important factors are likely to affect crude tanker supply in the future. The first is the requirement to retrofit ballast water management systems (BWMS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (BWM) Convention contains an environmentally protective numeric standard for the treatment of ship's ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO ‘D-2’ standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date. For a VLCC tanker, the retrofit could cost as much as $3.0 million per vessel, including labor. Expenditure of this kind will be another factor impacting the decision to scrap older vessels once the BWM convention comes into force in September 2019.
The second factor that is likely to impact future vessel supply is the drive to introduce low sulfur fuels. For many years heavy fuel oil (HFO) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view.
The sulfur content of HFO is extremely high and it is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an significant source of acid rain as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulfur content of the fuel.
The IMO, the governing body of international shipping, has made a concerted effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (ECAs) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulfur content up to 0.1%. The IMO’s 2020 regulations stipulate that from January 1, 2020, ships sailing outside ECAs will switch to an alternate fuel with permitted sulfur content up to 0.5%. This will create openings for a variety of new fuels, or major capital expenditure for costly scrubbers to be retrofitted on existing ships and, as such, the regulation will be another factor hastening the demise of older ships. Within the context of the wider market, increased vessel scrapping is a positive development as it helps to counterbalance new ship deliveries and moderates the fleet growth.
The implementation of the new bunker fuel regulation, which places a cap on the sulfur content in marine fuel, will be a blessing in disguise for shipowners as it will keep vessel demolitions high until 2021. The price of compliant fuel will be higher because of limited availability at least until 2021. Operating old and inefficient ships will be uneconomical without fitting high-cost scrubbers. Shipowners will prefer to phase out vintage vessels over going the scrubber way, which will further improve supply-demand dynamics of the tanker market. Additionally, refiners will enjoy a higher margin because of the price differential between low sulfur compliant fuel and HFO. Accordingly, refinery runs are expected to increase to meet the growing demand of compliant marine fuel once IMO’s 2020 regulation is in place. Higher refinery runs will create demand for additional crude imports by refiners, which will lead to higher seaborne trade and greater ton-mile demand for tankers.

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
Time charter equivalent (TCE) is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and/or in port), to give a daily TCE rate.
The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market, as compared to the tanker market as a whole. The chart below illustrates monthly changes in TCE rates for VLCC and Suezmax tankers during the period from January 2008 to January 2019.

VLCC/Suezmax Tanker Time Charter Equivalent (TCE) Rates: 2008 to 2019*

(US$/Day)

200,000
150,000
100,000
50,000
0
-50,000
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Suezmax: W. Africa - Caribs/USES
VLCC: Arabian Gulf - Japan

* Up to January 2019

Source: Drewry

After a weak phase between 2009 and the first half of 2014, tanker freight rates started rising in the second half of 2014, the main stimulus being the fall in oil prices and rising oil consumption. In addition, key oil-importing countries such as India and China started building Strategic Petroleum Reserves (SPRs).
In the last quarter of 2015, VLCC spot rates surged, benefiting from seasonal demand and low growth in the global crude tanker fleet. However, a wave of newbuilding deliveries in 2016 outpaced demand, and average TCE rates in 2016 were around 40% lower than in 2015. A spate of newbuilding deliveries in 2017 aggravated the situation further and average TCE rates dropped by another 45% in 2017. The situation worsened further and TCE rates were below breakeven rates for the first nine months of 2018. However, vessel earnings improved in the later months of the year and TCE rates for VLCCs on the Arabian Gulf-Japan route averaged at about $ 21,500 per day in 2018, which is nearly 5% lower than the rates realized in 2017.

Indicative VLCC Triangulation Voyage Pattern

US Gulf
2
Mid East
1
China
4
West Africa
3

Source: Drewry

VLCC/Suezmax 1 Year Time Charter Rates: 2008 to 2019*

(US$/Day Period Averages)

100,000
80,000
60,000
40,000
20,000
0
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
1 year TC for 5 year old VLCC
1 year TC for 5 year old Suezmax

* Up to January 2019

Source: Drewry

In the tanker market, independent shipowners have two principal employment options - either the spot or time charter markets or a combination of both. How tankers are deployed varies from operator to operator, and is also influenced by the market conditions. In a buoyant market, the companies that prefer to deploy vessels on the spot market will gain more as they will benefit from the rise in freight rates. Broadly speaking, a shipowner with an operating strategy, which is focused on the time charter market, will experience a more stable income stream and will be relatively insulated against the volatility in spot rates.
Newbuilding Prices
Global shipbuilding is concentrated in South Korea, China and Japan. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building ships in other parts of the world. Collectively, these three countries account for about 90% of the global shipbuilding market.
Vessels constructed at shipyards are of varying size and technical sophistication. Dry bulk carriers generally require less technical know-how to construct, while oil tankers, container vessels and LNG carriers require technically advanced manufacturing processes.
The actual construction of a vessel can take place in 9 to 12 months and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually at least 16 to 20 months, but in times of high shipbuilding demand, it can extend to two to three years.
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
Newbuild prices increased by an average of 10% across vessel class in 2014, but they declined marginally in 2015 because of weaker steel prices and spare capacity at shipyards on account of negligible activity in other sectors of maritime industry. Average newbuilding prices for VLCCs in 2015 dropped 2.4% year on year, while for Suezmax tankers, prices were flat between 2014 and 2015. Spare capacity at shipyards, coupled with low ordering in 2016, led to further decline of 10% to 12% in newbuilding prices of crude tankers. Newbuild prices remained stable throughout 2017. However, asset value data for the last twelve months reflects a steady increase in newbuild prices primarily on the back of optimism about a recovery in the tanker market. As of January 2019, indicative VLCC and Suezmax newbuild prices were estimated at $ 93m and $ 61m, respectively.

VLCC/Suezmax Tanker Newbuilding Prices: 2008 to 2019*

(US$ Million)

200
160
120
80
40
0
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
VLCC
Suezmax

* Up to January 2019

Source: Drewry

Second-hand Prices
Second-hand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply of and demand for shipping capacity. The second-hand vessel prices follow the prevailing freight rates and they provide a better assessment of the existing supply - demand dynamics in the market. Vessel values are also dependent on other factors including the age of the vessel. Prices for young vessels, those around five-years old or under are also influenced by newbuilding prices. Prices for old vessels, those in excess of 20 years of age and near the end of their useful economic lives, are swayed by the value of scrap steel. In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels that makes the price of younger vessels less sensitive to freight rates in the short term.
Vessel values are determined on a daily basis in the sale and purchase (S&P) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to participants in the seaborne transportation industry. The S&P market for oil tankers is transparent and quite liquid with a large number of vessels changing hands on a regular basis.
The chart below illustrates the movements of prices for second-hand (five-year old) oil tankers between 2008 and 2019. After remaining range bound between 2010 and 2013, second-hand vessel prices started recovering in 2014 and 2015, but a sharp decline in earning capabilities of vessels in 2016 reversed the trend and second-hand prices plunged 25-30% during the year. However, second-hand prices remained stable for much of 2017 and started to move up slowly from the beginning of 2018 due to increased demand for modern fuel-efficient vessels in the S&P market. Nevertheless, second-hand prices of crude tankers are well below the last peak recorded in 2008. As of January 2019, five-year old VLCC and Suezmax vessels were changing hands at $ 66m and $ 45m, respectively.

VLCC/Suezmax Tanker Second-hand Prices – 5 Year Old Vessels: 2008 to 2019*

(US$ Million)

200
160
120
80
40
0
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
VLCC - 5 years old
Suezmax - 5 years old

* Up to January 2019

Source: Drewry

OVERVIEW OF THE OFFSHORE OIL AND GAS INDUSTRY
All the information and data in this prospectus about the offshore oil industry has been provided by Energy Maritime Associates (EMA), an independent strategic planning and consulting firm focused on the marine and offshore sectors. [EMA has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, EMA has advised that: (a) certain information in EMA’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in EMA’s database; (c) while EMA has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.]

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

Floating Production and Storage (or FPS) and Floating, Production, Storage and Offloading unit (or FPSO) units emerged in the 1970s. Since that time, FPS units have been installed in increasing water depths, with the deepest unit now operating in 2,900 meters of water. Water depths are currently defined as shallow (less than 1,000 meters), deepwater (between 1,000 meters and 1,500 meters), and ultra-deepwater (greater than 1,500 meters). Units installed before 2000 were almost all shallow water. Since 2000, 45% of units have been installed in deepwater including 20% in ultra-deepwater. For units currently on order, 40% are in deepwater, including 50% in ultra-deepwater. Other types of FPS units include Spar, Tension-Leg Platform (TLP), and Semi-submersible (Semi), which are well suited to deepwater. For liquefying gas and then converting it back to gas, Floating Liquefied Natural Gas (FLNG) and Floating Storage Regas Unit (FSRU) can be used. Mobile Offshore Production Units (MOPU), and Floating Storage Offloading Units (FSO) are popular for shallow water developments.

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

Contract Awards and Orderbook

Approval of these projects depends largely on the oil price expectation at the time and the related production potential associated with the specific project. As a result, the orders for FPS units generally follow the price of oil. However, oil price is not the only factor. Development costs also play a major role in determining the economic viability of a project. After the price of Brent crude dropped to $34 per barrel in 2008, only 10 FPS units were awarded in 2009. As the price of Brent crude recovered to over $100 per barrel, 25-33 FPS units were awarded each year from 2010 to 2014. Following the sharp decline in oil prices, FPS orders dropped to 15 units in 2015 and 17 in 2016. With the oil price recovery, by 2017 there were 27 awards, ten more than the previous year and back to the level before the oil price crash. In 2018 there was a sharp drop in the number of FSRU awards, due to excess number of speculative units already on order. However, the number of FPSO awards increased to 11 units, returning to levels not seen since 2014.

Currently Installed Units

As of December 2018, there are 297 FPS systems in service worldwide comprised of FPSOs (59%) of the current total, Production Semis (13%), TLPs (9%), Production Spars (7%), FSRUs (7%), Production Barges (3%), and FLNGs (1%). This does not include 37 production units and three floating storage/offloading units that are available for re-use. Another 98 floating storage/offloading units (without production capability) are in service.

Global Distribution of Installed Units by Type:

Total Installed Units by FPS Type and Region
(excluding MOPU and LNG Regasification Vessels)
Number of FPS Units
90
80
70
60
50
40
30
20
10
0
84
70
69
55
51
19
15
13
12
4
2
1
40
48
23
48
3
15
42
15
5
6
9
18
18
9
25
10
2
11
7
8
12
7
3
8
26
6
SEA
BRAZ
AFRICA
GOM
NE
SWA/ ME
SEA CH
MEDIT
AUST/ NZ
SAMER
CAN
Carib
Available
BARGE
FLNG
FSO (LNG)
FSRU
SEMI
SPAR
TLP
FSO
FPSO

Source: Energy Maritime Associates, December 2018

Markets

The top five regions for floating production systems are Southeast Asia (21%), Brazil (18%), Africa (17%), Gulf of Mexico or GOM (14%), and Northern Europe or NE (13%). The type of systems varies widely from region to region - FSOs are the dominant type in Southeast Asia or SEA due to the relatively shallow water depths and lack of infrastructure. In this type of environment, a fixed production platform and FSO is often the most economic development option.

The current order backlog consists of 49 production floaters, six FSOs (3 Oil and 3 LNG) and four Mobile Offshore Production Units, or MOPUs. Within the backlog, 29 units are utilizing purpose-built hulls and 20 units are based on converted hulls. Of the production floaters being built, 24 are owned by field operators, 25 by leasing contractors.

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

The leading destinations for the oil FSOs currently on order are Northern Europe, Southeast Asia, and China.

Most Attractive Growth Regions

Between 2023 and 2028, Brazil and West Africa are expected to continue to be the most attractive areas for offshore projects and present ample investment opportunities according to respondents of EMA’s 2019 industry sentiment survey. As of December 2018, these two regions account for 33% (75 out of 226) potential floating production projects in the planning process. Other industry participants believe that GOM-Mexico and South America (excluding Brazil) present the next largest growth opportunities globally. New shallow and deepwater projects requiring FPSOs and FSOs are expected to increase dramatically following reforms in Mexico that allow foreign investment. Guyana is rapidly becoming a prime destination, with at least five FPSOs planned by ExxonMobil and other exploration activity underway.

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

Most FSOs currently in operation are older single-hull tankers modified for storage/offloading use. Over 60% of the FSOs now operating are at least 20 years old, with almost 30% over 30 years old. Production continues on many of these fields, therefore requiring life extension or replacement of these older hulls. Around 40% of the FSOs in service are Aframax or Suezmax-size (600,000 to 1 million barrels). VLCC or ULCC size units (up to 3 million barrels) account for another 40%. The remaining 20% of FSOs is comprised of smaller units.

Approximately 50% of FSOs in service are positioned in Southeast Asia. Around another 15% are in West Africa. The others are spread over the Middle East, India, Northern Europe, Mediterranean, Brazil, and elsewhere.

Large storage capacity and ability to be moored in almost any water depth makes FSOs ideal for areas without pipeline infrastructure and where the production platform has no storage capabilities (fixed platforms, MOPU, Spar, TLP, Semi-submersible platform). FSOs do not have or have limited process topsides, which make them relatively simple to convert from old tankers, as compared to an FPSO. FSOs can be relocated to other fields and some have also later been converted to FPSOs.

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

Trends in FSO orders

52 orders for FSOs have been placed over the past ten years, an average of 5.2 annually. While the majority of FSOs were converted from oil tankers, approximately 25% of these units were purpose-built as FSOs. This is in line with the currently installed fleet profile.

Forecast Summary

EMA is tracking 27 potential projects in the planning stage that may require an FSO. The number of FSO projects in the planning pipeline is up slightly from last year. In 2013 there were 29 FSO projects visible. FSO projects can typically be developed more quickly than other FPS developments and therefore there are a number of projects to be awarded in the next five years that are not yet visible.

The prospects for the FSO sector remain good, supported by the number of visible projects in the planning stage as well as the low development costs for shallow water fields. Utilization of jack-up drilling rigs has begun to increase, but rates are expected to remain low for some time due to competition. In Southeast Asia, the most popular development option is an FSO, in conjunction with a fixed platform or MOPU.

The vast majority of FSO orders will continue to go to Southeast Asian countries including Thailand, Vietnam, Indonesia, and Malaysia, but there has been increased activity in the North Sea and Mediterranean as well. Mexico is also a large potential market for FSO solutions, which would be ideal for many shallow water developments.

From 2019 to 2023, converted oil tankers will remain the dominant choice for FSOs. Newbuilt units will be used for some projects in the North Sea as well as for condensate FSOs on gas fields. We expect between 12 to 25 conversion and 3 to 6 newbuilding orders over the next five years. In addition, we expect 5 to 9 FSO orders to be filled by redeployed units. Currently there are 26 idle FPSOs and 3 idle FSOs. Another 20 units that could potentially be redeployed may come available over the next five years.

Between $2.0 and $4.1 billion is expected to be spent on FSO orders over the next five years, with the mid-case being $3.0 billion. Around 60% will be spent on conversions, 20% on newbuildings, and 20% on redeployments. The purpose-built units will cost in the range of $125 to $200 million. Converted units will cost an average of around $100 million. Capital cost for redeployed units would depend on the value assigned to the existing asset, but should be lower than a converted unit. Where the capex falls in this range depends on the hull size, design life and mooring/ offloading system needed.

In the past, the majority of vessels chosen for conversion were between 20 and 25 years old. However, this trend is changing as companies increasingly scrutinize the quality and hull fatigue of the units earmarked as conversion candidates. Some recent FPSO conversion projects have selected newbuilt intercepts or units as young as 5 years old.

FSO conversion work is being carried out in Chinese yards, but some of the more complex FSO projects will continue to be performed in Singapore and Malaysia. Most newbuilt units have been constructed by the Chinese and Korean yards. However Sembcorp shipyard in Singapore was awarded a contract in 2015 for a high spec unit destined for the UK’s Culzean field.

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

Environmental and Other Regulations on Tankers and FSO's
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications (where applicable) and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in full compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The IMO had adopted “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 or “SOLAS Convention”, and the International Convention on Load Lines of 1966 or the “LL Convention”. MARPOL establishes structural and operational environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to tankers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to prevention of pollution by oil; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to prevention of air pollution from ships. Annex VI was separately adopted by the IMO in September of 1997.
In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used onboard vessels. On October 27, 2016, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, vessels will be required to obtain delivery notes and International Air Pollution Prevention or “IAPP”Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on vessels were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, vessels operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. In addition several Chinese ports have established a similar system. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency “EPA”, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to vessels that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for vessels built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act or “VIDA”, which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit or “VGP”, program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act or “NISA”, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent or “NOI”, or retention of a PARI form and submission of annual reports. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires vessels above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from vessels, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for vessels. All vessels are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new vessels must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index or “EEDI”. Under these measures, by 2025, all new vessels built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention addresses issues related to the safe manning of vessels and emergency preparedness, training and drills.  The Convention of Limitation of Liability for Maritime Claims or the “LLMC” sets limitations of liability for a loss of life or personal injury claim or a property claim against vessel owners. We believe that our vessels are in full compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, introduces the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention or the “ISM Code”, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code.
The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate or "SMC:" for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance or "DOC", issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Chapter II-1 of the SOLAS Convention governs vessel construction and stipulates that vessels over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers, among other vessels. The SOLAS Convention regulation II-1/3-10 on goal-based vessel construction standards for oil tankers, among other vessels, which entered into force on January 1, 2012, requires that all oil tankers, among other vessels, of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code or “IMDG Code”. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers or “STCW”. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems are required to be incorporated by vessel-owners and managers by 2021. This may cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments or the “BWM Convention” in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires vessels to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all vessels to carry a ballast water record book and an international ballast Water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first “IOPP” renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Vessels over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 or “the CLC”. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the vesselowner’s actual fault and under the 1992 Protocol where the spill is caused by the vesselowner’s intentional or reckless act or omission where the vesselowner knew pollution damage would probably result. The CLC requires vessels over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage or the “Bunker Convention” to impose strict liability on vessel owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of vessels over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in vessel’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Vessels are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC and the Bunker Convention have not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our operations.

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 or “OPA” established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act or “CERCLA”, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
(i)    injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)    injury to, or economic losses resulting from, the destruction of real and personal property;
(iv)    loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii)    net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)    lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)    net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for tankers, other than a single-hull tanker, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) or “CAA” requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act or “CWA” prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” or “WOTUS”, thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The effect of this proposal on U.S. environmental regulations is still unknown.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit vessel-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the vessel is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with vessels over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk vessels, as determined by type, age, and flag as well as the number of times the vessel has been detained. The European Union also adopted and extended a ban on substandard vessels and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by vessels at berth in EU ports.
The Ship Recycling Regulation adopted in 2013 by the European Parliament and the Council of the European Union aims to reduce the negative impacts linked to the recycling of ships flying the flag of Member States of the Union. The Regulation lays down requirements that ships and recycling facilities have to fulfill in order to make sure that ship recycling takes place in an environment sound and safe manner.
The Regulation first prohibits or restricts the installation and use of hazardous materials (like asbestos or ozone-depleting substances) on board ships.
New European ships and EU-flagged ships going for dismantling must also have on board an inventory of hazardous materials (IHM) verified by the relevant administration or authority and specifying the location and approximate quantities of those materials. This obligation will also apply from 31 December 2020 to all existing ships sailing under the flag of Member States of the Union as well as to ships flying the flag of a third country and calling at an EU port or anchorage.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from vessels. On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement. The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from vessels was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from vessels. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from vessels through implementation of further phases of the EEDI for new vessels; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large vessels calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
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
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
International Labour Organization
The International Labor Organization or the “ILO” is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 or “MLC 2006”. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all vessels above 500 gross tons in international trade. MLC often called the “fourth pillar” of International maritime regulatory regime, because it stands beside the key IMO Conventions (SOLAS, MARPOL & STCW) that support quality shipping and held to eliminate substandard shipping. The MLC requires that vessel operators obtain an MLC Compliance certificate for each vessel they operate. We believe that all our vessels are in full compliance with and are certified to meet MLC 2006.

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 or “MTSA”. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code or “the ISPS Code”. The ISPS Code is designed to enhance the security of ports and vessels against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate or “ISSC” from a recognized security organization approved by the vessel’s flag state.

The following are among the various requirements, some of which are found in SOLAS:

•
onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.
Vessels operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped vessels and shore stations, including information on a vessel’s identity, position, course, speed and navigational status; on-board installation of vessel security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; vessel identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the vessel, the state whose flag the vessel is entitled to fly, the date on which the vessel was registered with that state, the vessel's identification number, the port at which the vessel is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers, among other vessels, constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., DNVGL, Lloyd's Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Currently, all of our vessels are ISM Code-certified and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.
Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and will certify that such vessel complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member.
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

•
Special Periodical Surveys (or Class Renewal Surveys). Class renewal surveys, also known as Special Periodical Surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous Special Periodical Survey. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A Special Periodical Survey may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.

As mentioned above for vessels that are more than 15 years old, the Intermediate Survey may also have a considerable financial impact.
At an owner’s application, the surveys required for class renewal (for tankers only the ones in relation to machinery and automation) may be split according to an agreed schedule to extend over the entire five year period. This process is referred to as continuous survey system. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
Most vessels are subject also to a minimum of two examinations of the outside of a vessel’s bottom and related items during each five-year special survey period. Examinations of the outside of a vessel’s bottom and related items is normally to be carried out with the vessel in drydock but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered. One such examination is to be carried out in conjunction with the Special Periodical Survey and in this case the vessel must be in drydock. For vessels older than 15 years (after the third Special Periodical Survey) the bottom survey must always be in the drydock. In all cases, the interval between any two such examinations is not to exceed 36 months.
In general during the above surveys if any defects are found, the classification surveyor will require immediate repairs or issue a ‘‘recommendation’’ which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies, or the IACS. All our vessels are certified as being “in-class” by American Bureau of Shipping, Lloyds Register or Bureau Veritas who are all members of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.
In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon vessel owners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market.

Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of the vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C.          Organizational Structure
We were incorporated under the laws of Belgium on June 26, 2003. We own our vessels either directly at the parent level, indirectly through our wholly-owned vessel owning subsidiaries, or jointly through our 50%-owned subsidiaries. We conduct our vessel operations through our wholly-owned subsidiaries Euronav Ship Management SAS, Euronav SAS, Euronav Singapore Pte. Ltd. and Euronav Ship Management (Hellas) Ltd., and also through the TI Pool. Our subsidiaries are incorporated under the laws of Belgium, France, United Kingdom, Liberia, Luxembourg, Cyprus, Hong Kong, Singapore, Bermuda and the Marshall Islands. Our vessels are flagged in Belgium, the Marshall Islands, France, Panama, Liberia and Greece.
Please see Exhibit 8.1 to this annual report for a list of our subsidiaries.

D.          Property, Plants and Equipment
For a description of our fleet, please see "Item 4. Information on the Company—B. Business Overview—Our Fleet."
We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place for such use as of January 1, 2019:

•	Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $283,881.

•	Greece, located at 31-33 Athinon Avenue, Athens, Greece 10447, for a yearly rent of $376,399.

•	France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a yearly rent of $32,611.

•
United Kingdom, London, located at 81-99 Kings Road, Chelsea, London SW3 4PA, 1-3 floor, for a yearly rent of $966,995. We sublease part of this office space to third parties and received a yearly rent of $717,681.

•	Singapore, located at 10 Hoe Chiang Road # 10-04, Keppel Tower, Singapore 089315, for a yearly rent through June 2018 of $27,039.

•	Hong Kong, located at Room 2503-05 25th Floor Harcourt House 39 Gloucester Road Wanchai Hong Kong, for a yearly rent of $17,825.

•
United States of America, New York, Park Avenue 299, for a yearly rent of $2,013,887. We sublease this office space to third parties and received a total yearly rent of $1,484,114. This lease expires in September 2025

ITEM 4A.    UNRESOLVED STAFF COMMENTS
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
Revenue Recognition
We generate a large part of our revenue from voyage charters, including vessels in pools that predominantly perform voyage charters. Under the new revenue standard (IFRS 15) , voyage revenue is recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Capitalized voyage expenses are amortized ratably between load port and discharge port.
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
The following table presents our average TCE rates (in U.S. dollars) and vessel operating days, which are the total days the vessels were in our possession for the relevant period, net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys for the periods indicated:

	Year ended December 31, 2018			Year ended December 31, 2017			Year ended December 31, 2016
	REVENUE			REVENUE			REVENUE
	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool
TANKER SEGMENT*
VLCC
Average rate	$33,338	$25,958	$23,005	$39,629	$—	$27,773	$42,618	$47,384	$41,863
Vessel Operating days	1,312	173	11,691	1,882	—	8,977	1,918	468	8,167
SUEZMAX
Average rate	$30,481	$15,784	—	$22,131	$18,002	—	$26,269	$27,498	—
Vessel Operating days	978	7,129	—	1,886	4,934	—	2,105	4,646	—
LR1
Average rate	—	$6,403	—	—	—	—	—	—	—
Vessel Operating days	—	360	—	—	—	—	—	—	—
FSO SEGMENT**
FSO
Average rate	$136,022	—	—	$163,975	—	—	$178,650	—	—
FSO Operating days	365	—	—	365	—	—	366	—	—
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
Vessel Useful Lives and Residual Values
The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased plus any additional capital expenditures less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 25 years are used. Newbuildings are depreciated from delivery from the construction yard. Purchased vessels and tankers converted later into an FSO are depreciated over their respective remaining useful lives as from the delivery of the construction yard to its first owner.
On December 31, 2018, all of our owned vessels were of double hull construction. If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.
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
FSO Impairment
Due to the fact that FSO vessels are often purposely built for specific circumstances, and due to the absence of an efficient market for transactions of FSO vessels, the carrying values of our FSOs may not represent their fair values at any point in time. The carrying amounts of our FSOs are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single FSO. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.
Calculation of recoverable amount
The recoverable amount of an asset or cash generating unit is the greater of its fair value less its cost to dispose and value in use. In assessing value in use, the estimated future cash flows, which are based on current market conditions, historical trends as well as future expectations, are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or cash generating unit.
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
 In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations. Specifically, in estimating future charter rates or service contract rates, management takes into consideration estimated daily rates for each asset over the estimated remaining lives. In the past, the Group used a fixed cut of 10 years to define a shipping cycle. As management is assessing continuously the resilience of its projections to the business cycles that can be observed in the tanker market, it concluded that a business cycle cycles approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgement, analyst reports and past experience. The impairment test did not result in a requirement to record an impairment loss in 2018. This weighting and forecasting of the ongoing cycle is based on management judgement, but none of the full cycles, with or without management forecasting of the ongoing cycle or the sole use of the ongoing cycle would lead to an impairment. When using 10-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 47.9 million (2017 and 2016: no impairment). When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates that no impairment is required for the tanker fleet (2017: USD 5.7 million and 2016: no impairment), and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 92.7 million (2017: USD 427.3 million and 2016: no impairment). The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates for the remaining period of the charter as well as management's best estimate of daily rates for future periods.
The WACC used to calculate the value in use of our assets is derived from our actual cost of debt and the cost of equity is calculated by using the beta as reported on Bloomberg with the country premiun and market risk of our direct competitors, which we believe reflects the appropriate cost of equity. With an increase of the WACC of 300bps to 10.70%, the analysis would also indicate that the carrying amount of the vessels as of December 31, 2018 is not impaired.
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
Our Fleet—Vessel Carrying Values
During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that for the years ended December 31, 2018 and 2017, no impairment was required.
The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2018 and December 31, 2017. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment". We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values (For Vessels or for the CGU as appropriate and defined in the Critical Accounting Policies - Vessel Impairment). For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel if an agreement has been reached for such sale or an estimate of basic market value if an agreement for sale has not been reached as of this annual report.

			(In thousands of USD)
Vessel Type	Numbers of Vessels at December 31, 2018	Numbers of Vessels at December 31, 2017	Carrying Value at December 31, 2018	Carrying Value at December 31, 2017
VLCC (includes ULCC) (1)	41	25	2,614,037	1,667,308
Suezmax (2)	25	18	899,718	604,192
LR1 (3)	1	—	6,312	—
Vessels held for sale	1	—	42,000	—
Total	68	43	3,562,067	2,271,500

(1)
As of December 31, 2018, 17 of our VLCC owned vessels (December 31, 2017: 20) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $1,175.3 million (December 31, 2017: $1,462.5 million), which exceeded their aggregate market value by approximately $132.0 million (December 31, 2017: $244.2 million).

(2)
As of December 31, 2018, 14 of our Suezmax owned vessels (December 31, 2017: 16) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $474.4 million (December 31, 2017: $598.2 million), which exceeded their aggregate market value by approximately $80,5 million (December 31, 2017: $191.6 million).

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
As of December 31, 2018, we had one Suezmax (Felicity) as a non-current asset held for sale. As of December 31, 2017 we had no vessels as a non-current asset held for sale.

Fleet Development
The following table summarizes the development of our fleet as of the dates presented below*:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
VLCCs
At start of period	29.0	30.0	28.5
Acquisitions	22.0	2.0	3.5
Dispositions	(6.0)	(3.0)	(5.0)
Chartered-in	—	—	3.0
At end of period	45.0	29.0	30.0
Newbuildings on order	—	—	2.0
Suezmax
At start of period	18.0	19.0	20.0
Acquisitions	10.0	—	1.0
Dispositions	(2.0)	(1.0)	(1.0)
Chartered in	—	—	(1.0)
At end of period	26.0	18.0	19.0
Newbuildings on order	—	4.0	2.0
LR1
At start of period	—	—	—
Acquisitions	2.0	—	—
Dispositions	(1.0)	—	—
Chartered in	—	—	—
At end of period	1.0	—	—
Newbuildings on order	—	—	—
FSO
At start of period	1.0	1.0	—
Acquisitions	—	—	—
Dispositions	—	—	—
Chartered in	—	—	—
At end of period	1.0	1.0	1.0
Newbuildings on order	—	—	—
Total fleet
At start of period	48.0	50.0	49.5
Acquisitions	34.0	2.0	4.5
Dispositions	(9.0)	(4.0)	(6.0)
Chartered in	—	—	2.0
At end of period	73.0	48.0	50.0
Newbuildings on order	—	4.0	4.0
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

On June 2, 2016, we entered into a Share Swap and Claims Transfer Agreement whereby (i) we transferred our 50% equity interest in Moneghetti Shipholding Ltd., or Moneghetti, and Fontvieille Shipholding Ltd., or Fontvieille, and, as consideration therefor, acquired from Bretta its 50% ownership interest in Fiorano Shipholding Ltd., or Fiorano, and Larvotto Shipholding Ltd., or Larvotto; and (ii) we transferred our claims arising from the shareholder loans to Moneghetti and Fontvieille and acquired Bretta’s claims arising from the shareholder loans to Fiorano and Larvotto. In addition, we paid $15.1 million to Bretta as compensation for the difference in value of the vessels. As a result of this transaction, our equity interest in both Fiorano and Larvotto increased from 50% to 100% and we are now the sole owner of the Suezmaxes Captain Michael and Maria, respectively. We no longer have an equity interest in Moneghetti or Fontvieille, which now fully own the Suezmaxes Devon and the Eugenie, respectively. Effective as of the same date, Fiorano and Larvotto are fully consolidated within our consolidated group of companies. We refer to these transactions collectively as the Share Swap and Claims Transfer Agreement.
On August 16, 2016, we entered into an agreement to acquire two VLCCs that were already under construction at Hyundai for an aggregate purchase price of $169 million or $84.5 million per vessel. The two VLCCS,  Ardeche and Aquitaine, were delivered to us on January 12, 2017 and January 20, 2017 respectively.
 On October 3, 2016, we entered into contracts for the construction of two high specification Ice-Class Suezmax vessels by Hyundai. The two Suezmaxes Cap Quebec and Cap Pembroke were delivered to us on March 26, 2018 and April 25, 2018, respectively.
On November 1, 2016, we entered into an agreement to purchase the VLCC V.K. Eddie from our 50% joint venture Seven Seas Shipping Ltd., or Seven Seas, at a price of $39.0 million.
On April 20, 2017, we entered into two additional long-term time charter contracts of seven years each with Valero, for high specification Ice-Class Suezmax vessels starting in the second half of 2018. To fulfill these contracts, we ordered two high specification Ice Class Suezmax vessels from Hyundai. Additional specifications for these vessels include substantially increased steel structure, specific emissions controls and other bespoke operational capabilities. The two Suezmaxes Cap Port Arthur and Cap Corpus Christi were delivered to us on August 8, 2018 and August 29, 2018, respectively and commenced operation under these contracts.
On March 26, 2018, we took delivery of the newbuilding Suezmax Cap Quebec (2018-156,600 dwt) against payment of the remaining installments of $44.1 million in aggregate. This vessel was the first of four newbuilding Ice Class Suezmax vessels that are contracted to commence seven-year employment contracts with a leading global refinery player upon delivery from the yard during 2018.

On April 25, 2018, we took delivery of the Cap Pembroke (2018-156,600 dwt) against the payment of the remaining instalments of $43.5 million in aggregate. This vessel was the second of the four newbuilding Ice Class Suezmax vessels that are contracted to commence seven-year employment contracts with a leading global refinery player upon delivery during 2018.

On June 12, 2018, we closed the Merger with Gener8 which is a corporation incorporated under the laws of the Republic of the Marshall Islands that owned at the date of the Merger, a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, six Suezmax vessels, and two Panamax vessels, with an aggregate carrying capacity of approximately 7.4 million dwt, which includes 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at highly reputable shipyards.
On June 27, 2018, we acquired the ULCC Seaways Laura Lynn (2003 - 441,561 dwt) from Oceania Tanker Corporation, a subsidiary of International Seaways for $32.5 million. We renamed the ULCC as Oceania and registered it under the Belgian flag. The Oceania is one of two V-plus vessels in the global tanker fleet. We also own another one, the TI Europe (2002-442,470 dwt) which provides us with significant strategic opportunities in this sector.
On August 8, 2018, we took delivery of the newbuilding Cap Port Arthur (2018-156,600 dwt) against payment of the remaining installments of $43.6 million. This vessel was the third of the four newbuilding Ice Class Suezmax vessels that are contracted to commence seven-year employment contracts with a leading global refinery player upon delivery during 2018.
On August 29, 2018 we took delivery of the newbuilding Cap Corpus Christi (2018-156,600 dwt) against payment of the remaining installments of $43.6 million. This vessel was the fourth of the four newbuilding Ice Class Suezmax vessels that are contracted to commence seven-year employment contracts with a leading global refinery player upon delivery during 2018.

Vessel Sales and Redeliveries
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
On December 16, 2016, we entered into a five-year sale and leaseback agreement with an unrelated third-party for four VLCCs. The four VLCCs are Nautilus, Navarin, Neptun, and Nucleus. The transaction assumed a net en-bloc sale price of $185 million and produced a gain of $41.5 million which was recorded in the fourth quarter of 2016. However, because there was a total difference of $5.0 million between the observable fair value of the assets ($181 million) and the sale price ($186 million), this excess has been deferred and is being amortized over the period for which the asset is expected to be used (in this case, the duration of the lease, which is 5 years.).
 On May 23, 2017, we sold the VLCC TI Topaz (2002 – 319,430 dwt), one of its two oldest VLCC vessels, for $21.0 million. The loss on that sale of $21.0 million, was recorded in the second quarter.
On November 10, 2017, we sold the VLCC Flandre (2004 - 305,688 dwt) for $45.0 million to a global supplier and operator of offshore floating platforms. The Company recorded a gain of $20.3 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on December 20, 2017 and will be converted into an FSPO by her new owner and will therefore leave the worldwide VLCC trading fleet.
On November 16, 2017, we sold the Suezmax Cap Georges (1998 - 146,652 dwt) for $9.3 million. The Company recorded a gain of $8.5 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on November 29, 2017.
On November 17, 2017, we sold the VLCC Artois (2001 - 298,330 dwt) for $21.8 million. The Artois was the oldest vessel in the Company’s VLCC fleet. The Company recorded a gain of $7.7 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on December 4, 2017.
On June 8, 2018, we sold the Suezmax Cap Jean (1998 – 146,643 dwt) for $10.6 million. As a result of the sale, we recorded a capital gain of approximately $10.6 million. The sale of the Cap Jean was part of our fleet rejuvenation program.
On June 15, 2018, we sold 6 VLCCS, Gener8 Miltiades (2016 - 301,038 dwt), Gener8 Chiotis (2016 - 300,973 dwt), Gener8 Success (2016 - 300,932 dwt), Gener8 Andriotis (2016 - 301,014 dwt), Gener8 Strength (2015 - 300,960 dwt) and Gener8 Supreme (2016 - 300,933 dwt), to INSW for a total consideration of $434.0 million relating to the vessels which included $ 123.0 million in cash consideration and $311.0 million in the form of assumption of the outstanding debt related to the vessels.

On June 25, 2018, we sold the Suezmax Cap Romuald (1998 - 146,643 dwt) for a net sale price of $10.3 million. The Company recorded a gain of $9.0 million on the sale upon delivery to its new owner on August 22, 2018.
On October 31, 2018 we entered into a sale agreement regarding the Suezmax vessel Felicity (2009-157,667 dwt) with a global supplier and operator of offshore floating platforms. A capital loss on the sale of approximately $3.0 million was recorded in Q4 2018. The cash generated on this transaction after repayment of debt was $34.7 million. The vessel was delivered to her new owners and is is expected to be converted into an FPSO and thus is expected to leave the worldwide trading fleet in 2019. The sale represents the eighth vessel successfully removed from the tanker fleet and introduced by us into an offshore project demonstrating our ability to generate value for stakeholders and reflecting its reputation for providing high quality operational tonnage for the offshore sector.
On November 29, 2018, we sold the LR1 Companion (2004 - 72,749 dwt) for USD 6.3 million. The vessel came as part of the Gener8 transaction and was a non-core asset. The Company recorded a loss of USD 0.2 million on the sale upon delivery to its new owner on November 29, 2018.

The Merger with Gener8
On June 12, 2018, we closed the Merger with Gener8 persuant to which Gener8 became a wholly-owned subsidiary of Euronav NV following affirmative vote of Gener8's shareholders. At the date of the Merger, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, six Suezmax vessels, and two LR1 vessels, with an aggregate carrying capacity of approximately 7.4 million dwt, which includes 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at reputable shipyards.
We believe that the Merger was accretive to the shareholders of both companies and is consistent with previously set expansion criteria. The Merger created a world leading independent crude tanker operator with 74 large crude tankers focused predominately on the VLCC and Suezmax asset classes and two FSO vessels in joint venture and provides tangible economies of scale via pooling arrangements, procurement opportunities, reduced overhead and enhanced access to capital.
Furthermore, the combined company offers investors a well-capitalized and more liquid company in the tanker market.
Holders of 81% of the outstanding shares of Gener8 casted their vote, of which 98% approved the Merger. The "Exchange Ratio" of 0.7272 Euronav shares for each share of Gener8 resulted in the issuance of 60,815,764 new ordinary shares on June 12, 2018. The Exchange Ratio implied a premium of 35% paid on Gener8 shares based on the closing share prices on December 20, 2017. The Merger resulted in Euronav NV shareholders owning approximately 72% of the issued share capital of the combined entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and fully diluted share capital of Gener8). Euronav NV as the combined entity remain listed on NYSE and Euronext under the symbol "EURN".
Following the Merger, we sold the subsidiaries owning six modern VLCCs to INSW for a total cash payment of $141.0 million of which $120.0 million was received on June 14, 2018, the date of closing. The remaining balance of USD 20.9 million was paid in Q4 (Note 20). This sale was an important part of the Merger as it allows Euronav to retain leverage around our target level of 50% and to retain substantial liquidity going forward. The six vessels sold were the Gener8 Miltiades (2016 – 301,038 dwt), Gener8 Chiotis (2016 – 300,973 dwt), Gener8 Success (2016 – 300,932 dwt), Gener8 Andriotis (2016 – 301,014 dwt), Gener8 Strength (2015 – 300,960 dwt) and Gener8 Supreme (2016 – 300,933 dwt). The assets and liabilities of these companies were recognized at fair value on the date of the closing of the Merger. No result was recorded on this transaction.
Consideration transferred

in USD	Total Business combinations

Gener8 shares outstanding	83,267,426
RSU	362,613
Total Gener8 shares	83,630,039
Ratio	0.7272
Issued Euronav shares	60,815,764
Closing price Euronav on June 11, 2018	9.1

Total consideration transferred	553,423,452

Contribution to revenue and profit/loss
Since their acquisition by us on June 12, 2018, the acquired Gener8 companies contributed revenue of $16.5 million and a loss of $43.7 million to our consolidated results for the year ended December 31, 2018. If the acquisition had occurred on 1 January 2018, management estimates that the Group’s consolidated revenue for the year ended December 31, 2018 would have been $ 665.5 million and consolidated loss for the twelve month period ended December 31, 2018 would have been $ (160.1) million. In determining these amounts, management has assumed that the fair value adjustments, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2018.

Acquisition related costs
We incurred approximately $5.0 million relating to external legal fees, due to diligence costs and advisory fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.

Repayment of Blue Mountain Note
As part of the Merger Gener8's senior note with a carrying value of USD 205.7 million was prepaid on June 12, 2018. The repayment of the senior note was financed in full by us under our existing liquidity (cash on hands and our credit facilities).

Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date, with a split between those retained and those sold to INSW:

(in thousands of USD)	Total	Gener8 Subsidiaries	INSW Subsidiaries
Vessels	1,704,250	1,270,250	434,000
Other tangible assets	345	345	—
Intangible assets	152	152	—
Receivables	16,750	9,599	7,151
Current assets	79,459	64,829	14,629
Cash and cash equivalents	126,288	126,288	—
Loans and borrowings	(1,312,446)	(1,001,478)	(310,968)
Provision onerous contracts	(5,303)	(5,303)	—
Current liabilities	(33,012)	(29,160)	(3,852)

Total identifiable net assets acquired	576,482	435,522	140,960

(in thousands of USD)	Fair value at acquisition date
Consideration transferred	553,423
Total identifiable net assets acquired	576,482

Bargain Purchase	23,059

The transaction resulted in a bargain purchase gain of $23.1 million because the fair value of assets acquired and liabilities assumed exceeded the total of the fair value of consideration paid. Euronav’s management has reassessed whether they had correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains.

Euronav’s management believes that the bargain purchase price is a direct consequence of Gener8 limited liquidity and its shares trading under the net asset value per share prior to and at the time of the agreed ratio as well as a small uptick in the fair value of the vessels between the time of the agreed ratio and the date of the Merger when the valuations of the vessels were assessed.

This gain was recognized in the consolidated statement of profit or loss for 2018, under the heading ‘Gain on bargain purchase’.

A.  Operating Results

Year ended December 31, 2018, compared to the year ended December 31, 2017
Total shipping revenues and voyage expenses and commissions.
The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2018 and 2017:

(USD in thousands)	2018	2017	$ Change	% Change
Voyage charter and pool revenues	524,786	394,663	130,123	33%
Time charter revenues	75,238	118,705	(43,467)	(37)%
Other income	4,775	4,902	(127)	(3)%
Total shipping revenues	604,799	518,270	86,529	17%
Voyage expenses and commissions	(141,416)	(62,035)	(79,381)	128%
Voyage Charter and Pool Revenues.    Voyage charter and pool revenues increased by 33%, or $130.1 million, to $524.8 million for the year ended December 31, 2018, compared to $394.7 million for 2017. This increase was due to an increase of the total number of vessel operating days following the Merger with Gener8. This increase was partially offset with a decrease in the average TCE rates for VLCCs and Suezmax tankers from $29,827 per day and $19,144 per day, respectively in 2017 to $24,073 and $17,557, respectively in 2018.
Time Charter Revenues.    Time charter revenues decreased by 37%, or $43.5 million, to $75.2 million for the year ended December 31, 2018, compared to $118.7 million for 2017.  This decrease was due to several time charter contracts that ended without being renewed during the course of 2017 combined with deteriorating spot market conditions that resulted in lower profit splits existing on some of those contracts.
Other Income.    Other income decreased by 3%, or $0.1 million, to $4.8 million for the year ended December 31, 2018, compared to $4.9 million for 2017. Other income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage.
Voyage Expenses and Commissions.    Voyage expenses and commissions increased by 128% or $79.4 million, to $(141.4) million for the year ended December 31, 2018, compared to $(62.0) million for 2017. This increase was primarily due to increased oil prices which increased bunker expenses, the largest component of voyage expenses, fewer vessels operating under a long term time charter and the additional vessels operating in the spot market which were acquired under the Gener8 merger.
Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.
The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2018 and 2017:

(USD in thousands)	2018	2017	$ Change	% Change
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale)	15,870	15,511	359	2%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale).    Net gain (loss) increased by 2%, or $0.4 million, to a net gain of $15.9 million for the year ended December 31, 2018, compared to a net gain of $15.5 million for 2017.
The net gain on sale of assets of $15.9 million in 2018 , represents the aggregate of a gain of $10.2 million recorded on the sale of the Suezmax Cap Jean, a gain of $9.0 million on the sale of the Suezmax Cap Romuald and an impairment on non-current assets held for sale of 3.0 million on the Suezmax Felicity.
The net gain on sale of assets of $15.5 million in 2017 represents the aggregate of a gain of $8.5 million recorded on the sale of the Suezmax Cap Georges, a gain of $7.7 million on the sale of the VLCC Artois, a gain of $20.3 million recorded on the sale of the VLCC Flandre and a loss of 21.0 million on the sale of the VLCC TI Topaz.

Vessel Operating Expenses.
The following table sets forth our vessel operating expenses for the years ended December 31, 2018 and 2017:

(USD in thousands)	2018	2017	$ Change	% Change
Total VLCC operating expenses	118,481	95,987	22,494	23%
Total Suezmax operating expenses	64,295	54,440	9,855	18%
Total LR1 operating expenses	3,014	—	3,014	—%
Total vessel operating expenses	185,790	150,427	35,363	24%
Total vessel operating expenses increased by 24%, or $35.4 million, to $185.8 million during the year ended December 31, 2018, compared to $150.4 million for 2017.
VLCC operating expenses increased by 23%, or $22.5 million, during the year ended December 31, 2018, compared to 2017. This increase was primarily due to the delivery of the vessels acquired under the Merger with Gener8, partially offset by the sale of the VLCC Artois, VLCC Flandre and VLCC Ti Topaz.
Suezmax operating expenses increased by 18%, or $9.9 million, during the year ended December 31, 2018, compared to 2017. This increase was primarily due to the delivery of the Suezmax Cap Quebec, Suezmax Cap Pembroke, Suezmax Cap Corpus Christi, Suezmax Cap Port Arthur and the six Suezmax vessels acquired under the Merger with Gener8, partially offset by the sale of Suezmax Cap Georges in November 2017 and the sale of Suezmaxes Cap Jean and Cap Romuald in June 2018 and August 2018 respectively.
Time charter-in expenses and bareboat charter-hire expenses.
The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2018 and 2017:

(USD in thousands)	2018	2017	$ Change	% Change
Time charter-in expenses	(6)	62	(68)	(110)%
Bareboat charter-hire expenses	31,120	31,111	9	—%
Total charter hire expense	31,114	31,173	(59)	—%
Time charter-in expenses. Time charter-in expenses decreased by 110%, or $0.1 million, to $(6.0) thousand during the year ended December 31, 2018, compared to $0.1 million for 2017. The decrease was attributable to the expiration of two time charter parties in 2016 with final settlement in 2017.
Bareboat charter-hire expenses. Bareboat charter-hire expenses increased by $9.0 thousand, to $31.1 million for the year ended December 31, 2018, compared to $31.1 million for 2017.
General and administrative expenses.
The following table sets forth our general and administrative expenses for the years ended December 31, 2018 and 2017:

(USD in thousands)	2018	2017	$ Change	% Change
General and administrative expenses	66,232	46,868	19,364	41%
General and administrative expenses which include also, among others, directors' fees, office rental, consulting fees, audit fees and tonnage tax, increased by 41%, or $19.4 million, to $66.2 million for the year ended December 31, 2018, compared to $46.9 million for 2017.
This increase was mainly due to the Merger with Gener8, which among other factors lead to an increase of $8.9 million in staff costs due to (i) an overall increase in FTE and severance payments to the former employees of Gener8, (ii) an increase of $7.4 million in legal and other fees, (iii) an increase of $0.8 million in travel costs and (iv) an increase of rental expense of $1.3 million.

Furthermore, the administrative expenses related to the TI Pool increased by $1.0 million during the year ended December 31, 2018, compared to the same period in 2017, mainly due to the increased number of vessel in the TI pool.

Depreciation and amortization expenses.
The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2018 and 2017:

(USD in thousands)	2018	2017	$ Change	% Change
Depreciation and amortization expenses	270,693	229,872	40,821	18%
Depreciation and amortization expenses increased by 18%, or $40.8 million, to $270.7 million for the year ended December 31, 2018, compared to $229.9 million for 2017.
Depreciation increased primarily due to (i) the acquisition and delivery of the Suezmaxes Cap Quebec, Cap Pembroke, Cap Corpus Christi and Cap Port Arthur resulting in an aggregate increase of $7.4 million, (ii) the acquisition of the Gener8 fleet resulting in an aggregate increase of $49.7 million, and (iii) an increase of $3.8 million due to the acquisition of the ULCC Oceania (see Fleet Development).
This increase was partially offset by (i) the sale of the Suezmaxes Cap Georges, Cap Jean and Cap Romuald resulting in an aggregate decrease of $12.4 million and (ii) the sale of the VLCCs Artois and Flandre resulting in an aggregate decrease of $6.8 million.

Finance Expenses.
The following table sets forth our finance expenses for the years ended December 31, 2018 and 2017:

(USD in thousands)	2018	2017	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	67,956	38,391	29,565	77%
Other financial charges	9,592	5,819	3,773	65%
Foreign exchange losses	11,864	6,521	5,343	82%
Finance expenses	89,412	50,731	38,681	76%
Finance expenses increased by 76%, or $38.7 million, to $89.4 million for the year ended December 31, 2018, compared to $50.7 million for 2017.
Interest expense on financial liabilities measured at amortized cost increased by 77%, or $29.6 million, during the year ended December 31, 2018, compared to 2017. This increase was primarily attributable to the increase in average outstanding debt during the year ended December 31, 2018, compared to the same period in 2017, and an increase of floating interest rates in 2018. Other financial charges increased by 65%, or $3.8 million, to $9.6 million for the year ended December 31, 2018, compared to $5.8 million for 2017. This increase was primarily attributable to commitment fees paid for available credit lines, of which the total availability increased in 2018, and hedge ineffectiveness recognized in profit or loss.
Foreign exchange losses increased by 82%, or $5.3 million, primarily due to change in exchange rates between the EUR and the USD.
Share of results of equity accounted investees, net of income tax.
The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2018 and 2017:

(USD in thousands)	2018	2017	$ Change	% Change
Share of results of equity accounted investees	16,076	30,082	(14,006)	(47)%
As at December 31, 2018, our equity accounted investees included two joint ventures which owned one FSO each.

The result of our participations in the 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., the owners of FSO Asia and FSO Africa, respectively, have decreased by an aggregate of $14.0 million, mostly due to lower revenue under the new FSO contracts which started in July and September 2017 for the FSO Asia and FSO Africa, respectively and an additional interest expense following the signing on March 29, 2018 of a new $220.0 million senior secured credit facility.
Income tax benefit/(expense).
The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2018 and 2017:

(USD in thousands)	2018	2017	$ Change	% Change
Income tax benefit (expense)	(238)	1,358	(1,596)	(118)%
Income tax benefit/(expense) decreased by 118%, or $1.6 million, to an expense of  $0.2 million for the year ended December 31, 2018, compared to a benefit of $1.4 million for 2017, which was mainly attributable to the recognition of a deferred tax asset related to our fully owned subsidiary Euronav Luxembourg in 2017.

Year ended December 31, 2017, compared to the year ended December 31, 2016
Total shipping revenues and voyage expenses and commissions.
The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2017 and 2016:

(USD in thousands)	2017	2016	$ Change	% Change
Voyage charter and pool revenues	394,663	544,038	(149,375)	(27)%
Time charter revenues	118,705	140,227	(21,522)	(15)%
Other income	4,902	6,996	(2,094)	(30)%
Total shipping revenues	518,270	691,261	(172,991)	(25)%
Voyage expenses and commissions	(62,035)	(59,560)	(2,475)	4%
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
Other Income.    Other income decreased by 30%, or $2.1 million, to $4.9 million for the year ended December 31, 2017, compared to $7 million for 2016. Other income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage.
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
The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2017 and 2016:

(USD in thousands)	2017	2016	$ Change	% Change
Net gain (loss) on lease terminations	—	—	—	0%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale and loss on disposal of investments in equity-accounted investees)	15,511	26,245	(10,734)	(41)%
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
The net gain on sale of assets of $15.5 million in 2017, represents the difference between a gain of $8.5 million recorded on the sale of the Suezmax Cap Georges, a gain of $7.7 million on the sale of the VLCC Artois, a gain of $20.3 million recorded on the sale of the VLCC Flandre and a loss of $21.0 million on the sale of the VLCC TI Topaz.
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
Vessel Operating Expenses.
The following table sets forth our vessel operating expenses for the years ended December 31, 2017 and 2016:

(USD in thousands)	2017	2016	$ Change	% Change
Total VLCC operating expenses	95,987	100,848	(4,861)	(5)%
Total Suezmax operating expenses	54,440	59,351	(4,911)	(8)%
Total vessel operating expenses	150,427	160,199	(9,772)	(6)%
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
Time charter-in expenses and bareboat charter-hire expenses.
The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2017 and 2016:

(USD in thousands)	2017	2016	$ Change	% Change
Time charter-in expenses	62	16,921	(16,859)	(100)%
Bareboat charter-hire expenses	31,111	792	30,319	3,828%
Total charter hire expense	31,173	17,713	13,460	76%

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
General and administrative expenses.
The following table sets forth our general and administrative expenses for the years ended December 31, 2017 and 2016:

(USD in thousands)	2017	2016	$ Change	% Change
General and administrative expenses	46,868	44,051	2,817	6%
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
Depreciation and amortization expenses.
The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2017 and 2016:

(USD in thousands)	2017	2016	$ Change	% Change
Depreciation and amortization expenses	229,872	227,763	2,109	1%
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

Finance Expenses.
The following table sets forth our finance expenses for the years ended December 31, 2017 and 2016:

(USD in thousands)	2017	2016	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	38,391	39,007	(616)	(2)%
Other financial charges	5,819	4,577	1,242	27%
Foreign exchange losses	6,521	8,111	(1,590)	(20)%
Finance expenses	50,731	51,695	(964)	(2)%
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
Foreign exchange losses decreased by 20%, or $1.6 million, primarily due to change in exchange rates between the EUR and the USD.
Share of results of equity accounted investees, net of income tax.
The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2017 and 2016:

(USD in thousands)	2017	2016	$ Change	% Change
Share of results of equity accounted investees	30,082	40,495	(10,413)	(26)%
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

Income tax benefit/(expense).
The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2017 and 2016:

(USD in thousands)	2017	2016	$ Change	% Change
Income tax benefit (expense)	1,358	174	1,184	680%
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
As of December 31, 2018 and December 31, 2017, we had $173.1 million and $143.6 million in cash and cash equivalents, respectively.
Our short-term liquidity requirements relate to payment of operating costs (including certain repairs performed in drydock), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledged under borrowings from commercial banks.
Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2018 and December 31, 2017, we had $60.0 million and $60.0 million in available syndicated credit lines, respectively.
Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2018 and December 31, 2017, we had $438.9 million and $547.4 million in available committed secured revolving credit facilities, respectively.
Net cash from (used in) operating activities during the year ended December 31, 2018 was $0.8 million, compared to $211.3 million during the year ended December 31, 2017. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2018 will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.
We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this annual report.
As of December 31, 2018 and December 31, 2017, our total indebtedness was $1,866.8 million and $964.6 million respectively.

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
Our Borrowing Activities

	Amounts Outstanding as of
(US$ in thousands)	43465	43100
Euronav NV Credit Facilities
$340.0 Million Senior Secured Credit Facility	184,762	111,666
$750.0 Million Senior Secured Credit Facility	165,000	330,000
$409.5 Million Senior Secured Credit Facility	150,000	118,000
$67.5 Million Secured Loan Facility (Larvotto)	—	25,173
$76.0 Million Secured Loan Facility (Fiorano)	—	23,563
$108.5 Million Secured Loan Facility	97,695	104,932
$173.5 Million Secured Loan Facility	170,224	—
$633.5 Million Secured Loan Facility	604,787	—
$200.0 Million Secured Loan Facility	200,000	—

Credit Line Facilities
Credit Lines	—	—

Senior unsecured bond
Senior Unsecured Bond	150,000	150,000

Treasury notes program
Treasury Notes Program	60,341	50,010

Total interest bearing debt	1,782,809	913,344

Joint Venture Credit Facilities (at 50% economic interest)
$220.0 Million Senior Secured Facility (TI Asia and TI Africa)	93,033	—

Total interest bearing debt - joint ventures	93,033	—
Euronav NV Credit Facilities
$340.0 Million Senior Secured Credit Facility
On October 13, 2014, we entered into a $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V., as Agent and Security Trustee. Borrowings under this facility have been used to partially finance our acquisition of the VLCC Acquisition Vessels and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and the VLCCs Hakata, Hakone, Hirado and Hojo. As of December 31, 2018 and December 31, 2017 the outstanding balance on this facility was $184.8 million and $111.7 million, respectively.

$750.0 Million Senior Secured Credit Facility
On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility is secured by 24 of our wholly-owned vessels. The revolving credit facility is reduced in 13 installments of consecutive six-month interval. The revolving acquisition facility is reduced in 13 installments of consecutive six-month interval and a final $154.0 million repayment is due at maturity in 2022. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Following the sale of the Cap Laurent in November 2015, the total revolving credit facility was reduced by $11.5 million. Following the sale of the Famenne in January 2016, the total revolving credit facility was reduced by $21.3 million. Following the sale of the VLCC TI Topaz in June 2017, the total revolving credit facility was reduced by $19.5 million. Following the sale of the Suezmax Cap Georges in November 2017, the total revolving credit facility was reduced by $7.5 million. Following the sale of the VLCC Artois and Flandre in December 2017, the total revolving credit facility was reduced by $35.5 million. Following the sale of the Suezmax Cap Jean in May 2018, the total revolving credit facility was reduced by $7.4 million. Following the sale of the Suezmax Cap Romuald in August 2018, the total revolving credit facility was reduced by $7.4 million. As of December 31, 2018 and December 31, 2017 the outstanding balance on this facility was $165.0 million and $330.0 million, respectively.
$409.5 Million Senior Secured Credit Facility
On December 16, 2016, we entered into a $409.5 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $500.0 Million Senior Secured Credit Facility. This facility is secured by 11 of our wholly-owned vessels. The revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $129.2 million repayment is due at maturity in 2023. This facility bears interest at LIBOR plus a margin of 2.25% per annum plus applicable mandatory costs. As of December 31, 2018 and December 31, 2017, the outstanding balance on this facility was $150.0 million and $118.0 million, respectively.
$67.5 Million Secured Loan Facility (Larvotto)
On August 29, 2008, one of our previously 50%-owned joint ventures, Larvotto Shipholding Limited, entered into a $67.5 million loan facility, as supplemented by a supplemental letter dated November 28, 2011, with Fortis Bank S.A./N.V. to partially finance the acquisition of the Maria. This loan has a term of eight years starting after the delivery of the vessel (January 2012) with a balloon payment of $16.2 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.5% per annum. As of December 31, 2015, the outstanding balance on this facility was $33.1 million of which we had a 50% economic interest of $16.5 million. After the Share Swap and Claims Transfer Agreement (see Fleet Development), we acquired the full economic interest in this loan facility. On December 11, 2018, we repaid this facility in full using a portion of the borrowings under our new $200.0 million Senior Secured Credit Facility.
$76.0 Million Secured Loan Facility (Fiorano)
On October 23, 2008, one of our previously 50%-owned joint ventures, Fiorano Shipholding Limited, entered into a $76.0 million loan facility with Scotiabank Ireland Ltd. to partially finance the acquisition of the Capt. Michael. This loan had an original term of eight years and was extended in January 2017 bringing the final maturity date to January 31, 2020, with a final balloon payment of $14.0 million. This loan bears interest at LIBOR plus a margin of 1.95% per annum. As of December 31, 2015 the outstanding balance on this facility was $32.0 million, of which we had a 50% economic interest of $16.0 million. After the Share Swap and Claims Transfer Agreement (see Fleet Development), we acquired the full economic interest in this loan facility. On September 25, 2018, we repaid this facility in full using a portion of the borrowings under our new $200.0 million Senior Secured Credit Facility.

$108.5 Million Senior Secured Credit Facility
On April 25, 2017, we entered into a $108.5 million revolving credit facility with DNB Bank ASA, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $27.1 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $81.4 million insured by the Korea Trade Insurance Corporation, which we refer to as “K-sure tranche”. We used the proceeds of this facility to finance our acquisition of the VLCC newbuildings Ardeche and Aquitaine, which were delivered to us on January 12, 2017 and January 20, 2017, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $21.7 million repayment is due at maturity in 2029. The K-sure tranche bears interest at LIBOR plus a margin of 1.50% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval until maturity in 2029. As of December 31, 2018 and December 31, 2017, the outstanding balance on this facility was $97.7 million and $104.9 million, respectively.
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
$173.5 Million Senior Secured Credit Facility
On March 22, 2018, we entered into a $173.5 million revolving credit facility with Crédit Agricole Corporate and Investment Bank, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $69.4 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $104.1 million provided by the Export-Import Bank of Korea, which we refer to as “Kexim tranche”. We used the proceeds of this facility to finance our acquisition of the Suezmax newbuildings Cap Quebec, Cap Pembroke, Cap Port Arthur, and Cap Corpus Christi, which were delivered to us on March 26, 2018, April 25, 2018, August 8, 2018 and August 29, 2018, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $3.5 million repayment is due at maturity in 2030.The Kexim tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval till maturity in 2030. The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on March 28, 2025, with 13 months notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances. As of December 31, 2018, the outstanding balance on this facility was $170.2 million.
$633.5 Million Senior Secured Loan Facility
As a result of the business combination on June 12, 2018, Euronav assumed the $633.0 million Senior Secured Loan facility from Gener8, initially entered into to fund a portion of the remaining installment payments due under shipbuilding contracts for 15 VLCC newbuildings owned by Gener8 at that time. This facility provided for term loans up to the aggregate approximate amount of $963.7 million, which is comprised of a tranche of term loans to be made available by a syndicate of commercial lenders up to the aggregate approximate amount of $282.0 million (the “Commercial Tranche”), a tranche of term loans to be fully guaranteed by the Export-Import Bank of Korea or the “KEXIM” up to the aggregate approximate amount of up to $139.7 million or the “KEXIM Guaranteed Tranche”, a tranche of term loans to be made available by KEXIM up to the aggregate approximate amount of $197.4 million or the “KEXIM Funded Tranche” and a tranche of term loans insured by Korea Trade Insurance Corporation (“K-Sure”) up to the aggregate approximate amount of $344.6 million or the “K-Sure Tranche”.

The Commercial Tranche with a final maturity on September 29, 2022, bears interest at LIBOR plus a margin of 2.75% per annum and is reduced in 10 remaining installments of consecutive three-month interval and a balloon repayment at maturity in 2022. The KEXIM Guaranteed Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.50% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The KEXIM Funded Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 2.60% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The K-Sure Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.70% per annum and is reduced in 39 remaining installments of consecutive three-month interval. This facility is secured by 13 of our wholly-owned vessels. As of December 31, 2018, the outstanding balance on this facility was $604.8 million in aggregate.

$581.0 Million Senior Secured Loan Facility
As a result of the business combination on June 12, 2018, Euronav assumed the $581.0 million Senior Secured Loan facility from Gener8. This facility with a final maturity on September 3, 2020 bears interest at LIBOR plus a margin of 3.75% per annum and is reduced in 9 remaining installments of consecutive six-month interval and a final $77.4 million repayment is due at maturity in 2020. This facility was secured by 10 of our wholly-owned vessels and a pledge of certain of our and Gener8 Maritime Sub II vessel owning subsidiaries’ respective bank accounts. On September 17, 2018, we repaid this facility in full ($-139.7 million) using a portion of the borrowings under our new $200.0 million Senior Secured Credit Facility.

$200.0 Million Senior Secured Credit Facility
On September 7, 2018, we entered into a $200.0 million secured revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $581.0 Senior Secured Loan facility, our $67.5 Million Secured Loan Facility (Larvotto), and our $76.0 Million Secured Loan Facility (Fiorano). This facility is secured by nine of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.0 repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs. As of December 31, 2018, the outstanding balance on this facility was $200.0 million .

$150.0 Million Senior Unsecured Note
On May 31, 2017, we completed an issuance of $150.0 million of senior unsecured bonds with a fixed coupon of 7.50% and maturity in May 2022. We serve as guarantor of the bonds. The net proceeds from the bond issuance are being used for general corporate purposes. DNB Markets, Nordea and Arctic Securities AS acted as joint lead managers in connection with the placement of the bonds. The related transaction costs for a total of $2.7 million are amortized over the lifetime of the bonds using the effective interest rate method. The bonds were listed on the Oslo Stock Exchange on October 23, 2017.

€150.0 Million Treasury Notes Program
 On June 6, 2017, we entered into an agreement, or the Dealer Agreement, with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Belgian Multi-Currency Short-Term Treasury Notes Program with a maximum outstanding amount of €50.0 million. On October 1, 2018, we amended the agreement to increase the maximum outstanding amount to €150.0 million, while appointing KBC Bank NV as additional dealer for the program. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of December 31, 2018 and December 31, 2017, the outstanding balances under this program was $60.3 million (€52.7 million) and $50.0 million (€41.7 million), respectively

Joint Venture Credit Facilities (at 50% economic interest)
$220.0 Million Secured Loan Facility (TI Asia and TI Africa)
On March 29, 2018, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd. entered into a $220.0 million senior secured credit facility. The facility consists of a term loan $110.0 million and a revolving loan of $110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The term loan consists of two tranches; the FSO Asia Term loan of $54.0 million, maturing on June 21, 2022 and the FSO Africa Term loan of $56.0 million, maturing on September 22, 2022. The revolving credit facility consists of two tranches; the FSO Asia revolving loan of $54.0 million, maturing on June 21, 2022 and the FSO Africa revolving loan of $56.0 million, maturing on September 22, 2022.
As of December 31, 2018 the outstanding balance under this program was $186.0 million in aggregate.
The joint venture term loans described above were secured by a mortgage of the specific vessel and we provided a guarantee for the revolving credit facility tranche. As of December 31, 2018, the outstanding balance under the revolving credit facility tranche was $93.0 million.

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

As of December 31, 2018, $186.0 million was outstanding under these joint venture loan agreements, of which we guaranteed $93.0 million. In 2017, there were no amounts outstanding under these joint venture loan agreements.
As of December 31, 2018 and December 31, 2017, we were in compliance with all of the covenants contained in our debt agreements, and our joint ventures were in compliance with all of the covenants contained in their respective debt agreements.
Guarantees
We have provided guarantees to financial institutions that have provided credit facilities in 2018 to two of our joint ventures, in the aggregate amount of $93.0 million.
In addition, on July 14, 2017 and September 22, 2017, TI Asia Ltd. and TI Africa Ltd., two 50%-owned joint ventures, which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into two guarantees of up to $5.0 million each with ING Bank, in favor of North Oil Company in connection with its use of the FSO Asia and FSO Africa. These guarantees terminate on October 21, 2022 for the FSO Asia and December 21, 2022 for the FSO Africa. As of December 31, 2018, these guarantees have not been called upon.

C.     Research and development, patents and licenses
Not applicable.
D.    Trend information
The supply and demand patterns for ships continue to be the biggest impact on revenues. Generally the global demand for oil transportation on ships is affected by the global demand for crude oil, which in turn is highly dependent on the state of the global economy. Most economies across the world are experiencing healthy economic growth at the moment and this is reflected in strong oil demand growth. In its latest published report the International Energy Agency (IEA) are forecasting 2019 oil demand growth of 1.42 million barrels per day compared to average growth levels in the last 10 years of 1.28 million barrels.
 The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also how this oil is traded. Looking at crude oil, the market has continued to see a significant uptick in exports emanating from the US Gulf, most of which have been destined for China and other Far Eastern customers. This oil travels a substantially longer distance than crude oil originating from the Arabian Gulf headed for the same destination, and hence employs the crude tankers for a longer period of time. The current trend is a rise in crude exports from the Atlantic basin combined with demand growth centered in the Far East providing longer employment times for crude tankers for the incremental barrel produced.
 The supply of tankers is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through recycling or conversion) and the number of vessels tied up in alternative employment such as storage. 2018 saw a significant number of new ships join the fleet across all the crude tanker segments, and this trend is set to continue in 2018. The tanker orderbook as a whole however remains measured, with the VLCC orderbook equal to 14% of the fleet and Suezmax orderbook equal to 8% of the current fleet. Vessel exits from the trading fleet have continued the momentum in 2018 and we expect this trend to continue in 2019 as a number of factors support increased recycling levels, in particular regulatory requirements that encourage ship owners to make decisions on whether to continue trading their older tonnage or put them through costly upgrades to comply with new directives, such as the Ballast Water Management convention. The imminent requirement for vessels to burn low sulfur fuel from 2020 is another factor that may cause ship owners to re-evaluate the longevity of some of their older tonnage.

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
We have no additional funding requirements going forward all things being equal and are supported by a proven management team, strict capital discipline and an established dividend distribution policy.
Please see also "Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions."

E.    Off-balance sheet arrangements
We are committed to make rental payments under operating leases for vessels and for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below under "Contractual Obligations."

F.    Tabular disclosure of contractual obligations
Contractual Obligations
As of December 31, 2018, we had the following contractual obligations and commitments which are based on contractual payment dates:

(USD in thousands)	Total	2019	2020	2021	2022	2023	Thereafter
Long-term bank loan facilities (1)	1,572,467	138,537	157,693	273,332	340,807	216,986	445,112
Long-term debt obligations	150,000	—	—	—	150,000		—
Treasury Note Program	60,342	60,342
Bank credit line facilities	—	—	—	—	—	—	—
Operating leases (vessels)	95,524	32,120	32,208	31,196		—	—
Operating leases (non-vessel)	24,779	4,213	4,541	4,163	3,889	3,163	4,810
Capital Expenditure commitments (2)	—	—	—	—	—	—	—
Total contractual obligations due by period	1,903,112	235,212	194,442	308,691	494,696	220,149	449,922
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
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

Name	Age	Position	Date of Expiry of Current Term (for Directors)
Carl E. Steen	68	Chairman of the Board of Directors	Annual General Meeting 2022
Daniel R. Bradshaw	72	Director	Annual General Meeting 2019
Anne-Hélène Monsellato	51	Director	Annual General Meeting 2022
Ludovic Saverys	35	Director	Annual General Meeting 2021
Grace Reksten Skaugen	65	Director	Annual General Meeting 2020
Steven Smith	60	Director	Annual General Meeting 2021
Patrick Rodgers	59	Chief Executive Officer and Director*	Annual General Meeting 2020
Hugo De Stoop	46	Chief Financial Officer*
Alex Staring	53	Chief Operating Officer
Egied Verbeeck	44	General Counsel
An Goris	41	Secretary General
Brian Gallagher	48	Head of Investor Relations
Stamatis Bourboulis	61	General Manager, Euronav Ship Management (Hellas) Ltd.

*	Mr. Rodgers is resigning from the position of CEO sometime in the second quarter of 2019. Mr. De Stoop will succeed Mr. Rodgers as CEO.
Biographical information concerning the Directors and Executive Officers listed above is set forth below
Carl E. Steen, our Chairman, was co-opted as director and appointed Chairman of our Board of Directors with effect immediately after the meeting of our Board of Directors of December 3 2015. Mr. Steen is also a member of our Audit and Risk Committee and of the Remuneration Committee. He graduated from the Eidgenössische Technische Hochschule in Zurich, Switzerland in 1975 with a M.Sc. in Industrial and Management Engineering. After working as a consultant in a logistical research and consultancy company, he joined a Norwegian shipping company in 1978 with primary focus on business development. Five years later, in 1983, he joined Christiania Bank and moved to Luxembourg, where he was responsible for Germany and later the Corporate division. In 1987 Mr. Steen became Senior Vice president within the Shipping Division in Oslo and in 1992 he took charge of the Shipping/Offshore and Transport Division. When Christiania Bank merged with Nordea in 2001 he was made Executive Vice President within the newly formed organization while adding the International Division to his responsibilities. Mr. Steen remained Head of Shipping, Offshore and Oil services and the International Division until 2011. Since leaving Nordea, Mr. Steen has become a non-executive director for the following listed companies in the finance, shipping and logistics sectors: Golar LNG Limited (NASDAQ: GLNG) and Golar LNG Partners LP (NASDAQ: GMLP), both part of the same group and where he also sits on the audit committee, Wilh Wilhelmsen Holding ASA and Belships ASA. Mr. Steen is also member of the Board of Directors of CMB NV, a company controlled by Fam. Marc Saverys, our former director and the father of Ludovic Saverys, a member of our Board of Directors. The Company’s Board of Directors has determined that Mr. Steen is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.

Daniel R. Bradshaw, one of our directors, serves and has served on our Board of Directors since 2004, and is a member of our Audit and Risk Committee and the chairman of our Corporate Governance and Nomination Committee. Since 2014 Mr. Bradshaw has also served as Independent Director of GasLog Partners LP (NYSE: GLOP), a Marshall Islands limited partnership. Since 2010 he has served as an Independent non-executive Director of IRC Limited, a company listed in Hong Kong, which operates iron mines in far eastern Russia, and which is an affiliate of Petropavlovsk PLC, a London-listed mining and exploration company. Since 2006 Mr. Bradshaw has been an Independent non-executive Director of Pacific Basin Shipping Company Limited, a company listed in Hong Kong and operating in the Handysize bulk carrier sector. Since 1978 Mr. Bradshaw has worked at Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003 as a Partner and since 2003 as a Senior Consultant. From 2003 until 2008 Mr. Bradshaw was a member of the Hong Kong Maritime Industry Council. From 1993 to 2001 he served as Vice-Chairman of the Hong Kong Shipowners' Association and was a member of the Hong Kong Port and Maritime Board until 2003. Mr. Bradshaw began his career with the New Zealand law firm Bell Gully and in 1974, joined the international law firm Sinclair Roche & Temperley in London. Mr. Bradshaw obtained a Bachelor of Laws and a Master of Laws degree at the Victoria University of Wellington (New Zealand). The Company’s Board of Directors has determined that Mr. Bradshaw is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
Anne-Hélène Monsellato, one of our directors, serves and has served on our Board of Directors since her appointment at the AGM in May 2015, and is the Chairman of our Audit and Risk Committee and a member of our Corporate Governance and Nomination Committee. She can be considered as the Audit and Risk Committee financial expert for purposes applicable for corporate governance regulations and Article 96 paragraph 1, 9° of the Belgian Company Code. Since June 2017, Mrs. Monsellato serves on the Board of Directors of Genfit, a biopharmaceutical company listed in Euronext, and is the chairman of the Audit Committee. Mrs. Monsellato is an active member of the French National Association of Directors since 2013. In addition, she serves as the Vice President and Treasurer of the Mona Bismarck American Center for Art and Culture, a U.S. public foundation based in New York. From 2005 to 2013, Mrs. Monsellato served as a Partner with Ernst & Young (now EY), Paris, after having served as Auditor/Senior, Manager and Senior Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in cross border listing transactions, in particular with the U.S. She is a Certified Public Accountant in France since 2008 and graduated from EM Lyon in 1990 with a degree in Business Management. The Company’s Board of Directors has determined that Ms. Monsellato is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
Ludovic Saverys, one of our directors, serves and has served on our Board of Directors since 2015 and is a member of our Remuneration Committee and our Corporate Governance and Nomination Committee. Mr. Saverys currently serves as Chief Financial Officer of CMB NV and as General Manager of Saverco NV. Until the end of March 2019, he also served as Chief Financial Officer and Director of Hunter Maritime Acquisition Corp. (NASDAQ: HUNT), a blank check company listed on NASDAQ. During the time he lived in New York, Mr. Saverys served as Chief Financial Officer of MiNeeds Inc. from 2011 to 2013 and as Chief Executive Officer of SURFACExchange LLC from 2009 to 2013. He started his career as Managing Director of European Petroleum Exchange (EPX) in 2008. From 2001 to 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M. Sc. degrees in International Business and Finance.
Grace Reksten Skaugen, one of our directors, serves and has served on the Board of Directors since the AGM on May 12 2016 and is Chairman of the Remuneration Committee and a member of the Corporate Governance and Nomination Committee. Ms. Reksten Skaugen is a member of the HSBC European Senior Advisory Council (ESAC). In 2009 she founded Infovidi Board Services Ltd, an independent consulting company. From 2002 to 2015, she was a member of the Board of Directors of Statoil ASA. She is presently Deputy Chairman of Orkla ASA and a Board member of Investor AB and Lundin Petroleum AB. In 2009 she was one of the founders of the Norwegian Institute of Directors, of which she continues to be a member of the Board. From 1994 to 2002 she was a Director in Corporate Finance in SEB Enskilda Securities in Oslo. She has previously worked in the fields of venture capital and shipping in Oslo and London and carried out research in microelectronics at Columbia University in New York. She has a doctorate in Laser Physics from Imperial College of Science and Technology, University of London. In 1993 she obtained an MBA from the BI Norwegian School of Management. The Company’s Board of Directors has determined that Ms. Skaugen is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.

Steven Smith serves and has served on the Board of Directors since Euronav’s Annual Shareholders’ Meeting on May 9 2018 approved his appointment a director which was a condition of the Merger with Gener8 . He also became a member of the Remuneration Committee and the Audit and Risk Committee. Since 2011 he has been the Managing Partner and a Member of the Investment Committee at Aurora Resurgence Fund, a USD 550 million special situations/distressed for control fund. From 2001 till 2011, Mr. Smith held a variety of leadership positions at UBS Investment Bank and served on the Americas Executive Committee and Global Management Committee. Previously, he worked as a Managing Director at Credit Suisse and Donaldson, Lufkin & Jenrette/Credit Suisse, where he was a member of the restructuring and leveraged finance groups. Mr. Smith started his career in restructuring and leveraged finance at the law firm of Latham & Watkins where he worked as an Associate until 1992. Steven Smith is a Member of the California Bar Association and has FINRA Series 7, 63 and 24 Qualifications. In 1985 he obtained a Juris Doctor/MBA degree from the UCLA School of Law/Anderson School of Management in Los Angeles. He also holds a Bachelor of Arts in English and American Literature from the University of California, San Diego. The Company’s Board of Directors has determined that Mr. Smith is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
Patrick Rodgers became Chief Executive Officer of Euronav in 2000 and has served on Euronav’s Board of Directors since June 2003. He joined Euronav as a member of the Executive Committee in 1995 and was appointed Chief Financial Officer in 1998. In February 2019, it was announced that Mr. Rodgers has decided to step down from his role as Chief Executive Officer of the Company.  Since 2011, he has served as Director and Chairman of the International Tanker Owners Pollution Federation Fund (ITOPF).  Mr. Rodgers was elected to the Executive Committee of Intertanko in May 2017. From 1990 to 1995 Mr.Rodgers worked at CMB Group as in-house lawyer and subsequently as Shipping Executive moving to Euronav when it became a subsidiary for tanker investments of the CMB Group.  He graduated in with an LLB in Law from University College London in 1981 and qualified to practice in 1984 having passed law society entrance exams after studying at the College of Law, Guildford in 1982.  In 1984 he joined Bentley, Stokes & Lowless as a solicitor and in 1986 he moved to Johnson, Stokes & Master in Hong Kong where he practiced until 1990.
Hugo De Stoop serves and has served as our Chief Financial Officer since 2008, after serving as our Deputy Chief Financial Officer and Head of Investor Relations beginning in 2004. Mr. De Stoop has been a member of our Executive Committee since 2008. In March 2019, it was announced that Mr. De Stoop will succeed Mr. Rodgers as Chief Executive Officer of the Company following a brief handover period which is expected to take place during the course of the second quarter of 2019. Mr. De Stoop started his career in 1998 with Mustad International Group, an industrial group with over 30 companies located in five continents where he worked as a project manager on various assignments in the United States, Europe and Latin America, in order to integrate recently acquired subsidiaries. In 1999, Mr. De Stoop founded First Tuesday in America, the world's largest meeting place for high tech entrepreneurs, venture capitalists and companies and helped develop the network in the United States and in Latin America and, in 2001, was appointed member of the Board of Directors of First Tuesday International. In 2000, he joined Davos Financial Corp., an investment manager for UBS, specializing in Asset Management and Private Equity, where he became an Associate and later a Vice President in 2001. He conducted several transactions, including private placement in public equities (PIPE) and investments in real estate. Mr. De Stoop studied in Oxford, Madrid and Brussels and graduated from école polytechnique (ULB) with a Master of Science in engineering. He also holds a MBA from INSEAD.
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
Egied Verbeeck serves and has served as General Counsel of the Company since 2009 and became a member of the Executive Committee of the Company in January 2010. From 2006 until June 2014, Mr. Verbeeck served as Secretary General of the Company. Prior to joining Euronav he was a managing associate at Linklaters De Bandt from 1999-2005. Mr. Verbeeck has been a Director of Euronav Ship Management SAS since 2012, a Director of Euronav Hong Kong Ltd. since 2007 and a Director of Euronav Luxembourg S.A. since 2008. Mr. Verbeeck graduated in law from the Catholic University of Louvain in 1998. He also holds a Master Degree in international business law from Kyushu University (Japan) as well as a postgraduate degree in corporate finance from the Catholic University of Louvain.

An Goris serves and has served as Secretary General of the Company since June 2014, in which capacity, she is responsible for the general corporate affairs of the Company. From 2011 to 2014, Ms. Goris served as legal counsel to the Company. She became a member of the Antwerp Bar when joining Linklaters in 2001 where she gained extensive experience in corporate law, mergers and acquisitions and finance. In 2008 she joined Euroclear as a legal manager where she worked for both the local central securities depository Euroclear Belgium as well as the international central securities depository Euroclear Bank. Ms. An Goris graduated in law from the University of Antwerp in 2000. She also holds a Master's Degree in law from Oxford University, International Business Law (Paris, University René Descartes) and in Corporate Law (Catholic Universities of Louvain and Brussels). Ms. Goris is a native Dutch speaker and is also fluent in English and French. She is also a sworn legal translator for English and French into Dutch.
Brian Gallagher serves and has served as Head of Investor Relations of the Company since March 2014 and joined the Euronav Executive Committee on January 1, 2019. Mr. Gallagher began his fund management career at the British Coal Pension fund unit, CIN Management, before moving to Aberdeen Asset Management in 1996. Managing and marketing a range of UK investment products Mr. Gallagher then progressed to Murray Johnstone in 1999 and then was headhunted by Gartmore Investment Management in 2000 to manage a range of UK equity income products. In 2007 he then set up a retail fund at UBS Global Asset Management before switching into Investor Relations as IR Director at APR Energy in 2011. Mr. Gallagher graduated in Economics from Birmingham University in 1992.
Stamatis Bourboulis joined the Euronav Executive Committee on January 1, 2019. Mr. Bourboulis has been General Manager of Euronav Ship Management (Hellas) Ltd. since its inception in November 2005. Following his employment in a chemical factory, ship building and ship repair shipyards in Greece, he joined Ceres Hellenic Shipping Enterprises Ltd in October 1990 as Superintendent Engineer and dealt with various types of vessels. In 1997 Mr. Bourboulis became Ship Manager for the Crude Oil Tankers and OBOs. In 2000 Mr. Bourboulis undertook the position of Technical Manager for the Ceres fleet of Dry Bulk, Crude Oil, Chemical and LNG Carriers. He is a member of Intertanko Safety and Technical Committee (ISTEC), DNVGL and RINA Greek Technical Committee. Mr. Bourboulis graduated from the National Technical University of Athens as a Naval Architect and Marine Engineer in 1981.
B.          Compensation
The compensation of our Board of Directors is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies. The provisional aggregate annual compensation paid to our executive officers, excluding our Chief Executive Officer, for the year ended December 31, 2018 (with discussions regarding share related compensation being ongoing as of the date of this report) was EUR 2,085,700 comprised of EUR 1,117,263 of fixed compensation, EUR 854,700 of variable compensation in cash, pension and benefits valued at EUR38,672 and EUR 75,065 in other compensation. The annual aggregate compensation paid to our Chief Executive Officer was EUR 2,581,831 comprised of EUR 562,000 of fixed compensation, EUR 1,975,000 of variable compensation in cash and EUR 44,831 in other compensation. We also paid an aggregate of EUR 564,583.34 fixed fees (board and committees) to our non-executive directors during the year ended December 31, 2018, with an additional aggregate board and committee meeting attendance fee of EUR 470,000. Our Chairman of the Board is entitled to receive a gross fixed amount of EUR 160,000 per year, and each member of the board is entitled to receive a gross fixed amount of EUR 60,000 per year, save for Mr. Dan Bradshaw. For Mr. Bradshaw, the gross fixed annual remuneration pursuant to his director's mandate was set at EUR 20,000. In addition, our Chairman and each director are entitled to receive an attendance fee of EUR 10,000 per board meeting attended, not to exceed EUR 40,000 per year. The Chairman of our audit and risk committee is entitled to receive a gross fixed amount of EUR 40,000, and each member of the audit and risk committee is entitled to receive a gross fixed amount of EUR 20,000 per year. In addition, the Chairman of our audit and risk committee and members of the audit and risk committee are entitled to receive an attendance fee of EUR 5,000 per audit and risk committee meeting attended, not to exceed EUR 20,000 per year. Our Chairmen of all of our other committees are entitled to receive a gross fixed amount of EUR 7,500 per year, and the members of all of our other committees are entitled to receive a gross fixed amount of EUR 5,000. In addition, our Chairmen and members of these other committees will also be entitled to receive an attendance fee of EUR 5,000 for each committee meeting attended, with a maximum of EUR 20,000 per year for each committee served.
Our Chief Executive Officer, who is also a director, has waived his director's fees.
C.          Board Practices
Our Board of Directors currently consists of seven members, five of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE: Mr. Steen, Mr. Bradshaw, Ms. Monsellato, Ms. Skaugen and Mr. Smith.
Our Board of Directors has established the following committees, and may, in the future, establish such other committees as it determines from time to time:

Audit and Risk Committee
Our Audit and Risk Committee consists of four Directors (all four Directors are independent under the Exchange Act and NYSE rules): Ms. Monsellato, as Chairman, Mr. Smith, Mr. Bradshaw and Mr. Steen. Our Audit and Risk Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit and Risk Committee advises the Board of Directors in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Board of Directors has determined that Ms. Monsellato qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.
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
Remuneration Committee
Our Remuneration Committee consists of four members: Ms. Skaugen, as Chairman, Mr. Smith, Mr. Steen and Mr. Saverys. Our remuneration committee is responsible for assisting and advising the Board of Directors on determining compensation for our directors, executive officers and other employees and administering our compensation programs.
D.          Employees
As of December 31, 2018, we employed approximately 2,900 people, including approximately 200 onshore employees based in our offices in Greece, Belgium, United Kingdom, France, Hong Kong and Singapore and approximately 2,700 seagoing officers and crew. Some of our employees are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as satisfactory. As of the date of this annual report, there are no ongoing negotiations or outstanding issues.
E.          Share ownership
The ordinary shares beneficially owned by our directors and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."
Equity Incentive Plans
Stock Option Plan
In 2013, our Board of Directors has adopted a stock option plan, pursuant to which directors, officers, and certain employees of us and our subsidiaries were eligible to receive options to purchase ordinary shares of us at a predetermined price.  On December 16, 2013, we granted options to purchase an aggregate of 1,750,000 ordinary shares to members of our Executive Committee at an exercise price of €5.7705 per share.  The following table provides a summary of the number of options that were granted pursuant to this plan, together with the amount of options that have vested and have been exercised as of the date of this annual report.

	Options Granted	Options Vested	Options Exercised
CEO	525,000	525,000	525,000
CFO	525,000	525,000	525,000
COO	350,000	350,000	350,000
General Counsel	350,000	350,000	350,000

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

	Phantom Stock Units Granted	Phantom Stock Units Vested
CEO	17,116	5,705
CFO	20,728	13,818
COO	8,009	5,338
General Counsel	8,762	5,840
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

	Phantom Stock Units Granted	Phantom Stock Units Vested
CEO	17,819	0*
CFO	20,229	6,743
COO	12,557	4,186
General Counsel	9,808	3,269
Head of Investor Relations	6,036	2,012
* The CEO waived further entitlements under the 2017 Long Term Incentive Plan as a result of termination of his employment, announced by press release on 4 February 2019.
2018 Long Term Incentive Plan
In February 2018, our Board of Directors adopted a long term incentive plan, pursuant to which members of the Executive Committee as well as the Head of Investor Relations are eligible to receive phantom stock unit grants. Other senior employees may in the future be invited to participate in this long term incentive plan by the Board of Directors upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject the terms of the 2018 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 16, 2018, we granted 154,431 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €7.2368 which equals the weighted average of the share price of the three days preceding the announcement of our preliminary full year results of 2017. The following tables provide a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
CEO	46,652	—
CFO	37,620	—
COO	36,480	—
General Counsel	27,360	—
Head of Investor Relations	6,319	—
Transaction Based Incentive Plan
The members of the Executive Committee and certain other senior employees were granted a transaction based incentive award in the form of 1,200,000 phantom stock units. The vesting and settlement of the transaction based incentive award is spread over a timeframe of five years. The phantom stock awarded matures in four tranches as follows:

•	First tranche of 12% vesting when share price reaches $ 12

•	Second tranche of 19% vesting when share price reaches $14

•	Third tranche of 25% vesting when share price reaches $ 16

•	Fourth tranche of 44% vesting when share price reaches $18

	Phantom Stock Units Granted	Phantom Stock Units Vested
CEO	400,000	—
CFO	300,000	—
COO	150,000	—
General Counsel	170,000	—
Head of Investor Relations	80,000	—
Global Head of HR	50,000	—
General Manager Hellas	50,000	—

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.           Major shareholders.
The following table sets forth information regarding beneficial ownership of our ordinary shares for (i) owners of more than five percent of our ordinary shares and (ii) our directors and officers as a group, of which we are aware as of April 15, 2019.

	Number	Percentage(1)
Châteauban SA (2)	18,462,007	8.39%
Mr. Marc Saverys (3)	15,335,000	6.97%
Euronav (treasury shares)	3,370,544	1.53%
Directors and Executive Officers as a Group *	—	—

*Individually each owning less than 1.0% of our outstanding ordinary shares.

(1)	Calculated based on 220,024,713 ordinary shares outstanding as of April 15, 2019.

(2)	Based on information contained in the Schedule 13G/A that was filed with the SEC on February 12, 2019 by Châteauban SA.

(3)	Based on information contained in the Schedule 13G/A that was filed with the SEC on February 12, 2019 by Mr. Marc Saverys, Saverco NV and CMB NV.
As of April 15, 2019, our issued share capital amounted to 239,147,507.82 divided into ordinary shares with no par value. On the same date, 64,900,790 of our shares, our U.S. Shares, representing approximately 29,50% of our share capital, were reflected on the U.S. Register, 18 US holders including CEDE & CO, acting as nominee holder for the Depository Trust Company.

In accordance with a May 2, 2007 Belgian law relating to  disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach certain thresholds to notify the Company and the Belgian Financial Services and Markets Authority, or the FSMA, of such change as soon as possible and in any event within four trading days.  The minimum disclosure threshold is 5% of the Company's issued voting share capital. Further details in this respect can be found on the website of the FSMA: https://www.fsma.be/en/shareholding-structure-0.
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
B.           Related party transactions.
See “Item 6.A Directors, Senior Management and Employees - E.Share Ownership - Equity Incentive Plans.”
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

Properties
We sublease office space in our London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a joint venture with INSW. This sublease expires on April 27, 2023.
C.           Interests of experts and counsel.
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.          Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements."
Legal Proceedings
We are not involved in any other legal proceedings which we believe may have, or have had, a significant effect on our business, financial position and results of operations or liquidity, nor are we aware of any other proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Any such claims, even if lacking merit, could result in the expenditure of managerial resources and materially adversely affect our business, financial condition and results of operations.

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

The current dividend payment policy as adopted by the Board is the following: the company intends to pay a minimum fixed dividend of at least $ 0.12 in total per share per year provided (a) the company has in the view of the board, sufficient balance sheet strength and liquidity combined (b) with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed dividend, that additional income* will be allocated to either: additional cash dividends, share buy-back, accelerated amortization of debt or the acquisition of vessels which the board considers at that time to be accretive to shareholders’ value.
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
B.          Significant Changes.
Please see Note 29 - Subsequent Events to our Audited Consolidated Financial Statements included herein.
ITEM 9.    OFFER AND THE LISTING
A.          Offer and Listing Details.
Our share capital consists of ordinary shares issued without par value.  Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of April 15, 2019, our issued (and fully paid up) share capital was $239,147,505.82 which is represented by 220,024,713 ordinary shares with no par value.  The fractional value of our ordinary shares is $1.086912 per share.
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
B.          Memorandum and Articles of Association.
We are a public limited liability company incorporated in the form of a naamloze vennootschap / société anonyme under Belgian law (Register of Legal Entities number 0860.402.767 (Antwerpen)).
The following is a description of the material terms of our Articles of Association currently in effect. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our Articles of Association which are filed as Exhibit 1.1 to this annual report on Form 20-F filed with the SEC on April 30, 2018.
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
A shareholder only has the right to be admitted to and to vote at the general shareholders' meeting on the basis of the registration of the shares on the fourteenth calendar day at 12 p.m. (Belgian time) preceding the date of the meeting, the day of the meeting not included, or such fourteenth calendar day the "Record Date", either by registration in the Company's register of registered shares, either by their registration in the accounts of an authorized custody account keeper or clearing institution, regardless of the number of shares owned by the shareholder on the day of the general shareholders' meeting.
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
Disclosure of Major Shareholdings
In accordance with a May 2, 2007 Belgian law relating to disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach certain thresholds to notify the Company and the Belgian Financial Services and Markets Authority, or the FSMA, of such change as soon as possible and in any event within four trading days. The minimum disclosure threshold is 5% of the Company's issued voting share capital. Further details in this respect can be found in article 14 of our Articles of Association and on the website of the FSMA: https://www.fsma.be/en/shareholding-structure-0.
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
For example, a shareholder's voting rights can be suspended with respect to ordinary shares that give such shareholder the right to voting rights above 5% (or a multiple of 5%) of the total number of voting rights attached to our ordinary shares on the date of the relevant general shareholder's meeting, unless we and the Belgian Financial Services and Markets Authority have been informed at least 20 days prior to the date of the relevant general shareholder's meeting in which the holder wishes to vote. In addition, our Board of Directors is authorized in our Articles of Association to (i) increase the Company's capital within the framework of the authorized capital with a maximum amount of $150,000,000 (of which on the date of this report $83,898,616.32 remains available) and (ii) buy back and sell the Company's own shares. These authorizations may be used by the Board of Directors in the event of a hostile takeover bid.

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
C.          Material contracts.
Registration Rights Agreement
On January 28, 2015, we entered into a registration rights agreement with companies affiliated with our former Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our former Vice Chairman and current shareholder, Marc Saverys, or the Saverco Shareholders.

The Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period, subject to certain exceptions. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group’s shares is declared effective. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us, including through on the others’ demand registration. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for non-compliance with the registration rights agreement.

We have not entered into any other material contracts, other than contracts entered into in the ordinary course of business, attached as exhibits hereto or otherwise described herein.

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
E.          Taxation.
United States Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership of our ordinary shares. This discussion does not purport to deal with the tax consequences of owning ordinary shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our ordinary shares through partnerships or other pass-through entitles, investors that own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, persons that will hold the ordinary shares as part of a hedging transaction, “straddle” or “conversion transaction,” persons who are deemed to sell the ordinary shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement,” and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who purchase ordinary and hold the ordinary shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the “Company,” “we” and “us” are to Euronav NV and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of the Company
Taxation of Operating Income: In General
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
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
Exemption of Operating Income from U.S. Federal Income Taxation
Under the U.S.-Belgium income tax treaty, or the Belgian Treaty, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. We believe that we satisfy the requirements for exemption under the Belgian Treaty for our 2018 and possibly for our future taxable years. Alternatively, we may qualify for exemption under Section 883, as discussed below.
Under Section 883 of the Code and the regulations there under, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

(2)	either

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

(B)
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test”.

Each of the jurisdictions where our ship-owning subsidiaries are incorporated grant an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
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

Under the Treasury Regulations, our ordinary shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Our ordinary shares are listed on the NYSE and therefore we satisfy the listing requirement.
It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume test”. We believe we satisfied the trading frequency and trading volume tests for the 2018 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the “5 Percent Override Rule.”
For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our ordinary shares. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.
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
We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2018 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Stockholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.
Taxation in the Absence of Exemption under Section 883 of the Code
To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime”. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

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

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
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
United States Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.
If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our ordinary shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the holder’s ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our ordinary shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holders at preferential tax rates provided that (1) either we qualify for the benefits of the Belgian Treaty (which we expect to be the case) or the ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our ordinary shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Non-Corporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such ordinary share); and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar related property. There is no assurance that any dividends paid on our ordinary shares will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder.

As discussed below, our dividends may be subject to Belgian withholding taxes. A U.S. Holder may elect to either deduct his share of any foreign taxes paid with respect to our dividends in computing his Federal taxable income or treat such foreign taxes as a credit against U.S. federal income taxes, subject to certain limitations. No deduction for foreign taxes may be claimed by an individual who does not itemize deductions. Dividends paid with respect to our ordinary shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes. The rules governing foreign tax credits are complex and U.S. Holders are encouraged to consult their tax advisors regarding the applicability of these rules in a U.S. Holder’s specific situation.
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
Special rules may apply to any “extraordinary dividend” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Non-Corporate Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of ordinary shares paid by us. If we pay an “extraordinary dividend” on our ordinary shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.
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
Sale, Exchange or other Disposition of Ordinary shares
Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. The U.S. Holder’s initial tax basis in its shares generally will be the U.S. Holder’s purchase price for the shares and that tax basis will be reduced (but not below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under “-United States Federal Income Taxation of U.S. Holders-Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company
Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•
at least 75 percent of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50 percent of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25 percent of the value of the subsidiary’s stock.

Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business or receiving the rental income from a related party.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our ordinary shares, as discussed below.
If we were to be treated as a PFIC for any taxable year, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder’s ordinary shares.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and such U.S. Holder would need to make a separate QEF election for any such subsidiaries. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our ordinary shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The “mark-to-market” election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in the ordinary shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his ordinary shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. It should be noted that the mark-to-market election would likely not be available for any of our subsidiaries which are treated as PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (the portion of any distributions received by the Non-Electing Holder on our ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period before the taxable year for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of our ordinary shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the ordinary shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These rules would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our ordinary shares. If a Non-Electing Holder who is an individual dies while owning our ordinary shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.
United States Federal Income Taxation of “Non-U.S. Holders”
A beneficial owner of our ordinary shares that is not a U.S. Holder or an entity treated as a partnership is referred to herein as a “Non-U.S. Holder.”
If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are encouraged to consult your tax advisor.
Dividends on Ordinary shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our ordinary shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Ordinary shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or

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
Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our ordinary shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.
Belgian Tax Considerations
In the opinion of Argo Law, our Belgian counsel, the following are the material Belgian federal income tax consequences of the acquisition, ownership and disposal of ordinary shares by an investor, but this summary does not purport to address all tax consequences of the ownership and disposal of ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ordinary shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the tax regime applicable to ordinary shares held by Belgian tax residents through a fixed basis or a permanent establishment situated outside Belgium. This summary does principally not address the local taxes that may be due in connection with the ownership and disposal of ordinary shares, other than Belgian local surcharges which generally vary from 0% to 9% of the investor's income tax liability.
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
Dividends
For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, a repayment of capital decided upon by the shareholder’s meeting as of 1 January 2018 and which is carried out in accordance with the Belgian Companies Code is partly considered to be a dividend distribution, more specifically with respect to the portion that is deemed to be the distribution of the existing taxed retained earnings (irrespective of whether they are incorporated into the capital) and/or of the tax-free retained earnings incorporated into the capital. Such portion is determined on the basis of the ratio of the taxed retained earnings (except for the legal reserve up to the legal minimum and certain unavailable retained earnings) and the tax-free retained earnings incorporated into the capital (with a few exceptions) over the aggregate of such retained earnings and the fiscal capital
Belgian withholding tax of 30% is normally levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.
If the Company redeems its own ordinary shares, the redemption gain (i.e. the redemption proceeds after deduction of the portion of fiscal capital represented by the redeemed ordinary shares) will be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions.
In case of liquidation of the Company, the liquidation gain (i.e. the amount distributed in excess of the fiscal capital will in principle be subject to Belgian withholding tax at a rate of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions.
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
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the ordinary shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a U.S. company which has held at least 10% of the ordinary shares in the Company for a period of at least 12 months ending on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

Belgian resident individuals
For Belgian resident individuals who acquire and hold the ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. Where such individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer’s overall declared income (local surcharges will not apply). The first EUR 800 (amount applicable for income year 2019) of reported ordinary dividend income will be exempt from tax. For the avoidance of doubt, all reported dividends are taken into account to assess whether said maximum amount is reached. In addition, if the dividends are reported, the dividend withholding tax withheld at source may be credited against the income tax due and is reimbursable to the extent that it exceeds the final income tax liability with at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the ordinary shares. This condition is not applicable if the individual can demonstrate that he has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends.
For Belgian resident individuals who acquire and hold the ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and will, in such case, be taxable at the investor’s personal income tax rate increased with local surcharges. Withholding tax withheld at source may be credited against the income tax due and is reimbursable to the extent that it exceeds the income tax due with at least EUR 2.50, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the day of the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if the investor can demonstrate that he has held the full legal ownership of the ordinary shares for an uninterrupted period of twelve months prior to the attribution of the dividends.
Belgian resident companies
For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of currently 29.58% for assessment year 2019 in relation to financial years starting as of 1 January 2018, unless the reduced corporate income tax rates apply. Subject to certain conditions, a reduced corporate income tax rate of (i) 20.4% (including the 2% crisis surcharge) as of 2018 (i.e. for financial years starting on or after 1 January 2018) and of (ii) 20% as of 2020 (i.e. for financial years starting on or after 1 January 2020) applies for Small and Medium Sized Enterprises (as defined by Article 15, §1 to §6 of the Belgian Companies Code) on the first EUR 100,000 of taxable profits. The corporate income tax rate will be reduced to 25% as of assessment year 2021 for financial years starting as of 1 January 2020. The dividends received during a financial year starting before 1 January 2018 or ending before 31 December 2018 will be subject to the standard corporate income tax rate of 33.99%, unless the reduced corporate income tax rates apply.
Any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the day the beneficiary of the dividend is identified; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable (a) if the taxpayer can demonstrate that it has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends; or (b) if, during said period, the ordinary shares never belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a permanent establishment or “PE” in Belgium.
As a general rule, Belgian resident companies can (as of assessment year 2019 and subject to certain limitations) deduct 100% of gross dividends received from their taxable income or dividend received deduction, provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds ordinary shares representing at least 10% of the share capital of the Company or a participation in the Company with an acquisition value of at least EUR 2,500,000; (2) the ordinary shares have been held or will be held in full ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code or the Article 203 ITC Taxation Condition are met; and (4) the anti-abuse provision contained in Article 203, §1, 7° of the Belgian Income Tax Code is not applicable (together, the “Conditions for the application of the dividend received deduction regime”). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the dividend received deduction to apply. Dividends received during a financial year starting before 1 January 2018 or ending before 31 December 2018 are only be deductible up to 95%.
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
Please note that the above described dividend received deduction regime and the withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements or “rechtshandeling of geheel van rechtshandelingen”/”acte juridique ou un ensemble d’actes juridiques” for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine or “kunstmatig”/”non authentique” and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive of November 30, 2011 (2011/96/EU) or Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
Belgian resident organizations for financing pensions
For organizations for financing pensions or OFPs, i.e., Belgian pension funds incorporated under the form of an OFP or “organismen voor de financiering van pensioenen”/”organismes de financement de pensions” within the meaning of Article 8 of the Belgian Act of October 27, 2006, the dividend income is generally tax exempt.
Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.
The Belgian Parliament recently adopted a law pursuant to which Belgian (or foreign) OFPs not holding the ordinary shares - which give rise to dividends - for an uninterrupted period of 60 days in full ownership are subject to a rebuttable presumption that the arrangement or series of arrangements (‘‘rechtshandeling of geheel van rechtshandelingen’’/‘‘acte juridique ou un ensemble d’actes juridiques’’) which are connected to the dividend distributions, are not genuine (‘‘kunstmatig’’/‘‘non authentique’’). The withholding tax exemption will in such case not apply and/or any Belgian dividend withholding tax levied at source on the dividends will in such case not be credited against the corporate income tax, unless counterproof is provided by the OFP that the arrangement or series of arrangements are genuine.
Other Belgian resident legal entities subject to Belgian legal entities tax
For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their income tax liability.
Non-resident individuals or non-resident companies
For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the ordinary shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian PE.

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
Dividends distributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity, may be eligible for the newly introduced tax exemption with respect to ordinary dividends in an amount of up to EUR 800 (amount applicable for income year 2019) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the Shares) are taken into account to assess whether said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied is credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied could in principle be reclaimed by filing a request thereto addressed to the tax official to be appointed in a Royal Decree. Such a request has to be filed at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are still to be determined in a Royal Decree.
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
As mentioned above, the Belgian Parliament recently adopted a law pursuant to which a pension fund not holding the ordinary shares - which give rise to dividends - for an uninterrupted period of 60 days in full ownership are subject to a rebuttable presumption that the arrangement or series of arrangements (‘‘rechtshandeling of geheel van rechtshandelingen’’/’’acte juridique ou un ensemble d’actes juridiques’’) which are connected to the dividend distributions, are not genuine (‘‘kunstmatig’’/‘‘non authentique’’). The withholding tax exemption will in such case be rejected, unless counterproof is provided by the OFP that the arrangement or series of arrangements are genuine.
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
Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (‘‘rechtshandeling of geheel van rechtshandelingen’’/’’acte juridique ou un ensemble d’actes juridiques’’) for which the tax Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (‘‘kunstmatig’’/’’non authentique’’) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
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
Belgian resident individuals
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
If the Conditions for the application of the dividend received deduction regime would not be met (other than the one-year minimum holding period condition), any capital gain realised would be taxable at the standard corporate income tax rate of 29.58%, unless the reduced corporate income tax rates apply. The corporate income tax rate will be reduced to 25% as of assessment year 2021 for financial years starting on or after 1 January 2020.
Capital losses on the ordinary shares incurred by Belgian resident companies are as a general rule not tax deductible.
Ordinary shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. The capital gains on such ordinary shares are taxable at the ordinary corporate income tax rate of 29.58% unless the reduced corporate income tax rate of 20.4% applies and the capital losses on such ordinary shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization. The corporate income tax rate will be reduced to 25% as of assessment year 2021 for financial years starting as of 1 January 2020.
Capital gains realised by Belgian resident companies in case of redemption of the ordinary shares or in case of liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.
Belgian resident organizations for financing pensions
Capital gains on the ordinary shares realised by OFPs within the meaning of Article 8 of the Belgian Act of October 27, 2006 are exempt from corporate income tax and capital losses are not tax deductible.
Other Belgian resident legal entities subject to Belgian legal entities tax
Capital gains realised upon disposal of the ordinary shares by Belgian resident legal entities are in principle not subject to Belgian income tax and capital losses are not tax deductible.

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
Non-resident individuals, non-residual companies or non-resident entities
Non-resident individuals or companies are, in principle, not subject to Belgian income tax on capital gains realised upon disposal of the ordinary shares, unless the ordinary shares are held as part of a business conducted in Belgium through a fixed base in Belgium or a Belgian PE. In such a case, the same principles apply as described with regard to Belgian individuals (holding the ordinary shares for professional purposes), Belgian companies, Belgian resident organizations for financing pensions or other Belgian resident legal entities subject to Belgian legal entities tax.
Non-resident individuals who do not use the ordinary shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the ordinary shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the ordinary shares by Belgian individuals. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax advisor.
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
The tax is, in principle, collected by the intermediary financial institution, established or located in Belgium if (i) the holder’s share in the average value of the qualifying financial instruments held on one or more securities accounts with said intermediary amounts to EUR 500,000 or more; or (ii) the holder instructed the financial intermediary to levy the tax on securities accounts due (e.g. in case such holder holds qualifying financial instruments on several securities accounts held with multiple intermediaries of which the average value does not amount to EUR 500,000 or more but of which the holder’s share in the total average value of these accounts exceeds EUR 500,000 EUR).
Otherwise, the tax on securities accounts has to be declared and is due by the holder itself, unless the holder provides evidence that the tax on securities accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In that respect, intermediaries located or established outside of Belgium could appoint a tax on securities accounts representative in Belgium, subject to certain conditions and formalities (‘‘Tax on the Securities Accounts Representative’’). Such a Tax on the Securities Accounts Representative will then be liable towards the Belgian Treasury for the tax on securities accounts due and for complying with certain reporting obligations in that respect.
Belgian resident individuals have to report in their annual income tax return various securities accounts held with one or more financial intermediaries of which they are considered as a holder within the meaning of the tax on securities accounts. Non-resident individuals have to report in their annual Belgian non-resident income tax return various securities accounts held with one or more financial intermediaries established or located in Belgium of which they are considered as a holder within the meaning of the tax on securities accounts.
Investors should consult their own professional advisors in relation to the annual tax on securities accounts.

Belgian tax on stock exchange transactions
The purchase and the sale and any other acquisition or transfer for consideration of existing ordinary shares (secondary market transactions) is subject to the Belgian tax on stock exchange transactions or “taks op de beursverrichtingen” / “taxe sur les opérations de bourse” if (i) it is executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium (both referred to as a “Belgian Investor”). The tax on stock exchange transactions is not due upon the issuance of new ordinary shares (primary market transactions).
The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase price, capped at EUR 1,600 per transaction and per party.
A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the Belgian Investor, unless that Belgian Investor can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian stock exchange tax representative or “Stock Exchange Tax Representative”, which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transaction.
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
We cannot assure the Company will be able to continue to take advantage of these tax benefits in the future or that the Belgian Ministry of Finance will approve the Company’s future applications. Changes to the tax regimes applicable to the Company, or the interpretation thereof, may impact the future net results of the Company.
Other income tax considerations
In addition to the income tax consequences discussed above, the Company may be subject to tax in one or more other jurisdictions where the Company conducts activities. The amount of any such tax imposed upon our operations may be material.
The proposed Financial Transaction Tax (FTT)
On February 14, 2013 the EU Commission adopted a Draft Directive on a common Financial Transaction Tax, or the FTT. Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain or the Participating Member States are seeking a compromise under “enhanced cooperation” rules, which require consensus from at least nine nations. Earlier Estonia dropped out of the negotiations by declaring it would not introduce the FTT.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured and unsecured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2018 by approximately $8.5 million ($9.4 million in 2017).
We are exposed to currency risk related to our operating expenses and treasury notes expressed in euros. In 2018, about 12.8% of the total operating expenses were incurred in euros (2017: 16.5%). Revenue and the financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2018 would have decreased our profit or loss by $7.9 million (2017: $7.1 million). A 10 percent weakening of the euro against the dollar at December 31, 2017 would have had the equal but opposite effect.
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
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant part of our vessels are currently exposed to the spot market. Every increase (decrease) of $1,000 on a spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by $19.3 million in 2018 (2017: $13.4 million).
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
We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)          Management's annual report on internal control over financial reporting.
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2018 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2018 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
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
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
In accordance with the rules of the NYSE, the exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as Audit and Risk Committee, whose members as of December 31, 2018 are Ms. Monsellato, as Chairman, Mr. Steen, Mr. Smith and Mr. Bradshaw. Ms. Monsellato has been determined to be a financial expert by our board of directors and independent, as that term is defined in the listing standards of the NYSE.
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
De Gerlachekaai 20, 2000 Antwerpen
Belgium
Telephone: 011-32-3-247-4411

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants for the years ended December 31, 2018 and 2017 were KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises   CVBA (KPMG). The following table sets forth the fees related to audit and other services provided by KPMG.

(in U.S. dollars)	December 31, 2018	December 31, 2017
Audit fees	1,006,077	870,324
Audit-related fees	313,180	7,987
Taxation fees	6,180	22,104
All other fees	10,076	—
Total	1,335,513	900,415
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
Tax Fees
Tax fees in 2018 and 2017 were related to tax compliance services.
ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

2018	Total number of shares purchased	Average Price Paid per share in €	Total Price Paid in €	Average Price Paid per share in $	Total Price Paid in $
December 19, 2018	142,081	6.5598	932,023	7.4513	1,058,685
December 20, 2018	105,835	6.4072	678,106	7.2779	770,261
December 21, 2018	85,000	6.2678	532,763	7.1196	605,165
December 24, 2018	27,500	6.2902	172,981	7.2023	198,063
December 27, 2018	127,500	6.2765	800,254	7.1866	916,291
December 28, 2018	37,500	6.1482	230,558	7.0397	263,988
December 31, 2018	20,070	6.2194	124,823	7.1212	142,923
Total	545,486		3,471,508		3,955,376

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.
ITEM 16G.    CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a Belgian company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards.  Set forth below is a list of what we believe to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.
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
Compensation Committee and Nominating/Corporate Governance Committee.    The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors. As permitted under Belgian law, our Remuneration Committee, unlike the Company's Corporate Governance and Nomination Committee, does not currently, and may not in the future, consist entirely of independent directors. Nevertheless, in accordance with Belgian corporate law, both Committees must at all times maintain a majority of independent directors (in accordance with Belgian independence standards).
Audit Committee.    The NYSE requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. Under Belgian law, our Audit and Risk Committee need not be comprised of three entirely independent directors, but it must at all times consist of a majority of independent directors (in accordance with Belgian independence standards). Although we are not required to do so under Rule 10A-3 under the Exchange Act, our Audit and Risk Committee is currently comprised of four independent directors in accordance with the Exchange Act and NYSE rules, three of whom are also independent according to Belgian independence standards.
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
Proxies. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements in connection with meetings of the Company’s shareholders as required by U.S. companies under the NYSE listing standards. As provided in our Coordinated Articles of Association, the designation of a proxy holder by a shareholder will occur as stated in the convening notice for the respective meeting of shareholders. The Board of Directors of the Company may decide on the form of the proxies and may stipulate that the same be deposited at the place it indicates, within the period it fixes and that no other forms will be accepted.
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

ITEM 19.    EXHIBITS

Exhibit Number	Description

1.1	Coordinated Articles of Association

2.1	Form of Ordinary Share Certificate (1)

4.1	Registration Rights Agreement, dated January 28, 2015(2)

4.2	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.3	$200 Million Senior Secured Credit Facility, dated September 7, 2018

4.4	Amending and Restating Agreement relating to a term loan facility of (initially) up to $963,743,455, dated June 6, 2018

4.5	$340.0 Million Senior Secured Credit Facility, dated October 13, 2014 (1)

4.6	Long Term Incentive Plan, dated February 12, 2015 (2)

4.7	$750.0 Million Senior Secured Credit Facility, dated August 19, 2015 (3)

4.8	2016 Long Term Incentive Plan (3)

4.10	$409.5 Million Senior Secured Credit Facility, dated December 16, 2016. (4)

4.11	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 19, 2018

4.12	2017 Long Term Incentive Plan (4)

4.13	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated November 12, 2018

4.14	Side Letter to Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 4, 2019

4.15	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated February 7, 2019

4.16	Supplemental Agreement to a $173.5 Million Senior Secured Credit Facility, dated August 7, 2018

4.17	Supplemental Letter Relating to the $750.0 Million Secured Loan Facility, dated August 30, 2016 (4)

4.18	Co-ordination Deed relating to a $173.5 Million Senior Secured Credit Facility, dated August 9, 2018

4.19	Notification Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018

4.20	Dealer Accession Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018

4.21	$108.6 Million Senior Secured Credit Facility, dated April 25, 2017 (6)

4.22	Dealer Agreement Relating to a €50 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated June 6, 2017 (6)

4.23	Domiciliary Agency Agreement, dated June 6, 2017 (6)

4.24	Service Contract Concerning the Issue of Dematerialized Treasury Certificates and Certificates of Deposit, dated June 2, 2017 (6)

4.25	Bond Terms for a Senior Unsecured Bond Issue, dated May 30, 2017 (6)

4.26	Agreement regarding the Bond Trustee’s Fees, dated May 30, 2017 (6)

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

4.29	2018 Long Term Incentive Plan (7)

4.30	$173.5 Million Senior Secured Credit Facility, dated March 22, 2018 (7)

4.31	$220 Million Senior Secured Credit Facility, dated March 29, 2018 (7)

4.32	Guarantee, dated March 29, 2018, Relating to $220 Million Senior Secured Credit Facility dated March 29, 2018 (7)

4.33	Supplemental Dealer Agreement relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018

4.34	Transaction Based Incentive Plan 2018

8.1	List of Subsidiaries

11.1	Code of Conduct

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Drewry Shipping Consultants Ltd.

15.2	Consent of Energy Maritime Associates

15.3	Consent of Independent Registered Public Accounting Firm

15.4	Consent of Seward & Kissel LLP

15.5	Consent of Argo Law

101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Statement of Financial Position as of December 31, 2017, 2016 and 2015
(2) Consolidated Statement of Profit or Loss for the years ended December 31, 2017, 2016 and 2015
(3) Consolidated Statement of Comprehensive Income as of December 31, 2017, 2016 and 2015
(4) Consolidated Statements of Changes in Equity as of December 31, 2017, 2016 and 2015
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015
(6) Notes to the Consolidated Financial Statements.

(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-198625 and incorporated by reference herein.

(2)	Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

(3)	Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.

(4)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

(5)	Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 22, 2017 and incorporated by reference herein.

(6)	Filed as an exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-223039 and incorporated by reference herein.

(7)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURONAV NV

	By:	/s/ Hugo De Stoop
Name: Hugo De Stoop Title: Chief Financial Officer
Date: April 30, 2019

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Euronav NV:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Euronav NV and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Gener8 Maritime Inc. during 2018, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, Gener8 Maritime Inc.’s internal control over financial reporting associated with total assets of USD 76.3 million and revenue of USD 16.5 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2018. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Gener8 Maritime Inc.
Change in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers effective January 1, 2018 due to the adoption of International Financial Reporting Standard 15 Revenue from Contracts with Customers.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

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

/s/ Patricia Leleu
KPMG Bedrijfsrevisoren/ Réviseur d’Entreprises
We have served as the Company’s auditor since 2004.
Zaventem, Belgium
April 30, 2019

Consolidated Statement of Financial Position
(in thousands of USD)

	December 31, 2018	December 31, 2017 *
ASSETS
Non-current assets
Vessels (Note 8)	3,520,067	2,271,500
Assets under construction (Note 8)	—	63,668
Other tangible assets (Note 8)	1,943	1,663
Intangible assets	105	72
Receivables (Note 10)	38,658	160,352
Investments in equity accounted investees (Note 25)	43,182	30,595
Deferred tax assets (Note 9)	2,255	2,487

Total non-current assets	3,606,210	2,530,337

Current assets
Trade and other receivables (Note 11)	305,726	136,797
Current tax assets	282	191
Cash and cash equivalents (Note 12)	173,133	143,648
Non-current assets held for sale (Note 3)	42,000	—

Total current assets	521,141	280,636

TOTAL ASSETS	4,127,351	2,810,973

EQUITY and LIABILITIES

Equity
Share capital (Note 13)	239,148	173,046
Share premium (Note 13)	1,702,549	1,215,227
Translation reserve	411	568
Hedging reserve (Note 13)	(2,698)	—
Treasury shares (Note 13)	(14,651)	(16,102)
Retained earnings	335,764	473,622

Equity attributable to owners of the Company	2,260,523	1,846,361

Non-current liabilities
Bank loans (Note 15)	1,421,465	653,730
Other notes (Note 15)	148,166	147,619
Other payables (Note 17)	1,451	539
Employee benefits (Note 16)	4,336	3,984
Provisions (Note 20)	4,288	—

Total non-current liabilities	1,579,706	805,872

Current liabilities
Trade and other payables (Note 17)	87,225	61,355
Current tax liabilities	41	11
Bank loans (Note 15)	138,537	47,361
Other borrowings (Note 15)	60,342	50,010
Provisions (Note 20)	977	3

Total current liabilities	287,122	158,740

TOTAL EQUITY and LIABILITIES	4,127,351	2,810,973

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
The accompanying notes on page F-11 to F-98 are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss
(in thousands of USD except per share amounts)

	2018	2017 *	2016 *
	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016
Shipping income
Revenue (Note 4)	600,024	513,368	684,265
Gains on disposal of vessels/other tangible assets (Note 8)	19,138	36,538	50,397
Other operating income (Note 4)	4,775	4,902	6,996
Total shipping income	623,937	554,808	741,658

Operating expenses
Voyage expenses and commissions (Note 5)	(141,416)	(62,035)	(59,560)
Vessel operating expenses (Note 5)	(185,792)	(150,427)	(160,199)
Charter hire expenses (Note 5)	(31,114)	(31,173)	(17,713)
Loss on disposal of vessels/other tangible assets (Note 8)	(273)	(21,027)	(2)
Impairment on non-current assets held for sale (Note 3)	(2,995)	—	—
Loss on disposal of investments in equity accounted investees (Note 24)	—	—	(24,150)
Depreciation tangible assets (Note 8)	(270,582)	(229,777)	(227,664)
Depreciation intangible assets	(111)	(95)	(99)
General and administrative expenses (Note 5)	(66,232)	(46,868)	(44,051)
Total operating expenses	(698,515)	(541,402)	(533,438)

RESULT FROM OPERATING ACTIVITIES	(74,578)	13,406	208,220

Finance income (Note 6)	15,023	7,266	6,855
Finance expenses (Note 6)	(89,412)	(50,729)	(51,695)
Net finance expenses	(74,389)	(43,463)	(44,840)

Gain on bargain purchase (Note 24)	23,059	—	—
Share of profit (loss) of equity accounted investees (net of income tax) (Note 25)	16,076	30,082	40,495

PROFIT (LOSS) BEFORE INCOME TAX	(109,832)	25	203,875

Income tax benefit (expense) (Note 7)	(238)	1,358	174

PROFIT (LOSS) FOR THE PERIOD	(110,070)	1,383	204,049

Attributable to:
Owners of the company	(110,070)	1,383	204,049

Basic earnings per share (Note 14)	(0.57)	0.01	1.29
Diluted earnings per share (Note 14)	(0.57)	0.01	1.29

Weighted average number of shares (basic) (Note 14)	191,994,398	158,166,534	158,262,268
Weighted average number of shares (diluted) (Note 14)	191,994,398	158,297,057	158,429,057

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
The accompanying notes on page F-11 to F-98 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income
(in thousands of USD)

	2018	2017 *	2016 *
	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016
Profit/(loss) for the period	(110,070)	1,383	204,049

Other comprehensive income/(expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset) (Note 16)	120	64	(646)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	(157)	448	170
Cash flow hedges - effective portion of changes in fair value (Note 13)	(2,698)	—	—
Equity-accounted investees - share of other comprehensive income (Note 25)	(459)	483	1,224

Other comprehensive income/(expense), net of tax	(3,194)	995	748

Total comprehensive income/(expense) for the period	(113,264)	2,378	204,797

Attributable to:
Owners of the company	(113,264)	2,378	204,797
* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
The accompanying notes on page F-11 to F-98 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	—	(12,283)	529,809	1,905,749

Profit (loss) for the period	—	—	—	—	—	204,049	204,049
Total other comprehensive income	—	—	170	—	—	578	748
Total comprehensive income	—	—	170	—	—	204,627	204,797

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(216,838)	(216,838)
Treasury shares acquired (Note 13)	—	—	—	—	(6,889)	—	(6,889)
Treasury shares sold (Note 13)	—	—	—	—	3,070	(2,339)	731
Equity-settled share-based payment (Note 22)	—	—	—	—	—	406	406
Total transactions with owners	—	—	—	—	(3,819)	(218,771)	(222,590)

Balance at December 31, 2016	173,046	1,215,227	120	—	(16,102)	515,665	1,887,956

Balance at January 1, 2017	173,046	1,215,227	120	—	(16,102)	515,665	1,887,956

Profit (loss) for the period	—	—	—	—	—	1,383	1,383
Total other comprehensive income	—	—	448	—	—	547	995
Total comprehensive income	—	—	448	—	—	1,930	2,378

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(44,286)	(44,286)
Equity-settled share-based payment (Note 22)	—	—	—	—	—	313	313
Total transactions with owners	—	—	—	—	—	(43,973)	(43,973)

Balance at December 31, 2017	173,046	1,215,227	568	—	(16,102)	473,622	1,846,361

Consolidated Statement of Changes in Equity (Continued)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2018	173,046	1,215,227	568	—	(16,102)	473,622	1,846,361
Adjustment on initial application of IFRS 15 (net of tax) (Note 1)	—	—	—	—	—	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax) (Note 1)	—	—	—	—	—	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	—	(16,102)	471,877	1,844,616

Profit (loss) for the period	—	—	—	—	—	(110,070)	(110,070)
Total other comprehensive income / (expense)	—	—	(157)	(2,698)	—	(339)	(3,194)
Total comprehensive income / (expense)	—	—	(157)	(2,698)	—	(110,409)	(113,264)

Transactions with owners of the company
Issue of ordinary shares related to business combinations (Note 13)	66,102	487,322	—	—	—	—	553,424
Dividends to equity holders (Note 13)	—	—	—	—	—	(22,629)	(22,629)
Treasury shares acquired (Note 13)	—	—	—	—	(3,955)	—	(3,955)
Treasury shares sold (Note 13)	—	—	—	—	5,406	(3,112)	2,294
Equity-settled share-based payment (Note 22)	—	—	—	—	—	37	37
Total transactions with owners	66,102	487,322	—	—	1,451	(25,704)	529,171

Balance at December 31, 2018	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523
* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition.

The accompanying notes on page F-11 to F-98 are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
(in thousands of USD)

	2018	2017 *	2016 *
	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016
Cash flows from operating activities
Profit (loss) for the period	(110,070)	1,383	204,049

Adjustments for:	289,311	225,527	205,457
Depreciation of tangible assets (Note 8)	270,582	229,777	227,664
Depreciation of intangible assets	111	95	99
Impairment on non-current assets held for sale (Note 3)	2,995	—	—
Loss (gain) on disposal of investments in equity accounted investees (Note 24)	—	—	24,150
Provisions	(42)	(160)	(603)
Income tax (benefits)/expenses (Note 7)	239	(1,358)	(174)
Share of profit of equity-accounted investees, net of tax (Note 25)	(16,076)	(30,082)	(40,495)
Net finance expenses (Note 6)	74,389	43,463	44,839
(Gain)/loss on disposal of assets (Note 8)	(18,865)	(15,511)	(50,395)
Equity-settled share-based payment transactions (Note 5)	37	313	406
Amortization of deferred capital gain	(1,000)	(1,010)	(34)
Gain on bargain purchase (Note 24)	(23,059)	—	—

Changes in working capital requirements	(114,533)	22,083	38,487
Change in cash guarantees	33	(52)	107
Change in trade receivables (Note 11)	(23,589)	5,938	(755)
Change in accrued income (Note 11)	(6,393)	(1,499)	21,049
Change in deferred charges (Note 11)	(3,413)	(3,648)	239
Change in other receivables (Note 10-11)	(77,876)	28,773	35,905
Change in trade payables (Note 17)	(8,181)	1,165	(6,817)
Change in accrued payroll (Note 17)	(11,000)	1,014	(138)
Change in accrued expenses (Note 17)	18,839	(6,727)	(7,547)
Change in deferred income (Note 17)	(2,265)	(3,726)	(3,591)
Change in other payables (Note 17)	(1,304)	18	(226)
Change in provisions for employee benefits (Note 16)	616	827	261

Income taxes paid during the period	(67)	11	(100)
Interest paid (Note 6-18)	(67,209)	(39,595)	(33,378)
Interest received (Note 6-11)	3,409	636	209
Dividends received from equity-accounted investees (Note 25)	—	1,250	23,478

Net cash from (used in) operating activities	841	211,295	438,202

Acquisition of vessels (Note 8)	(237,476)	(176,687)	(342,502)
Proceeds from the sale of vessels (Note 8)	26,762	96,880	223,016
Acquisition of other tangible assets and prepayments (Note 8)	(588)	(1,203)	(178)
Acquisition of intangible assets	(1)	(11)	(18)
Proceeds from the sale of other (in)tangible assets	—	29	38
Loans from (to) related parties (Note 25)	134,097	40,750	22,047
Proceeds from capital decreases in joint ventures (Note 25)	—	—	3,737
Acquisition of subsidiaries or from business combinations, net of cash acquired (Note 24)	126,288	—	(6,755)
Proceeds from sale of subsidiaries (Note 24)	140,960	—	—

Net cash from (used in) investing activities	190,042	(40,242)	(100,615)

(Purchase of) Proceeds from sale of treasury shares (Note 13)	(1,661)	—	(6,157)
Proceeds from new borrowings (Note 15)	983,882	526,024	740,286
Repayment of borrowings (Note 15)	(1,115,894)	(710,993)	(774,015)
Transaction costs related to issue of loans and borrowings (Note 15)	(3,849)	(5,874)	(4,436)
Dividends paid (Note 13)	(22,643)	(44,133)	(216,838)

Net cash from (used in) financing activities	(160,165)	(234,976)	(261,160)

Net increase (decrease) in cash and cash equivalents	30,718	(63,923)	76,427

Net cash and cash equivalents at the beginning of the period (Note 12)	143,648	206,689	131,663

Consolidated Statement of Cash Flows
(in thousands of USD)

Effect of changes in exchange rates	(1,233)	882	(1,401)

Net cash and cash equivalents at the end of the period (Note 12)	173,133	143,648	206,689
of which restricted cash	79	115	146
* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
The accompanying notes on page F-11 to F-98 are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Notes to the consolidated financial statements for the year ended December 31, 2018

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 1 - Significant accounting policies

1.	Reporting Entity
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
Time charters provide the Group with a fixed and stable cash flow for a known period of time. Time charters may help the Group mitigate, in part, its exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. The Group may when the cycle matures or otherwise opportunistically employ more of its vessels under time charter contracts as the available rates for time charters improve. The Group may also enter into time charter contracts with profit sharing arrangements, which the Group believes will enable it to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract.
The Group currently deploys its two FSOs as floating storage units under service contracts with North Oil Company, in the offshore services sector.

2.	Basis of preparation

(a)	Statement of compliance
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
This is the first set of the consolidated financial statements in which IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have been applied. Changes to significant accounting policies are described in Note 2.(e). All other accounting policies have been consistently applied for all periods presented in the consolidated financial statements unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Board of Directors on April 30, 2019.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

(b)	Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments are measured at fair value

•	Non-current assets held for sale are recognized at fair value if it is lower than their carrying amount

(c)	Functional and presentation currency
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

•	Note 8 – Impairment

•	Note 24 - Business Combination
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

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in Note 18.

(e)	Changes in accounting policies
The Group adopted IFRS 15 Revenue from Contracts with Customers (see A) and IFRS 9 Financial Instruments (see B) on January 1, 2018. A number of other new standards are effective from January 1, 2018 but they do not have a material effect on the Group's financial statements.
The effect of initially applying these standards is mainly attributed to the following:

•	recognizing revenue for spot voyages on a load-to-discharge basis instead of a discharge-to-discharge basis (see A);

•
capitalizing the voyage expenses incurred between the date on which the contract was concluded and the next load port if they qualify as fulfillment costs and if they are expected to be recovered (see A);

•	an increase in impairment losses recognized on financial assets (see B).
Costs incurred to fulfill a contract are recognized as an asset if and only if all of the following criteria are met:

•	the costs relate directly to a contract;

•	the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future; and

•	the costs are expected to be recovered.

A.	IFRS 15 Revenue from Contracts with Customers
IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Group has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018). Accordingly, the information presented for 2017 has not been restated - i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations. Additionally, the disclosure requirements in IFRS 15 have not been applied to comparative information.
The following table summarizes the impact, net of tax, of transition to IFRS 15 on retained earnings at January 1, 2018.

(in thousands of USD)	Impact of adopting IFRS 15 at January 1, 2018

Retained earnings
Revenue for spot voyages	(4,422)
Recognition capitalized fulfillment costs	2,693
Impact at January 1, 2018	(1,729)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

The following tables summarize the impacts of adopting IFRS 15 on the Group's statement of financial position as at December 31, 2018 and its statement of profit or loss and OCI for the year then ended for each of the line items affected. There was no material impact on the Group's statement of cash flows for the year ended December 31, 2018.

Impact on the consolidated statement of financial position

31 December 2018 (in thousands of USD)	Amounts without adoption of IFRS 15	Adjustments	As reported

ASSETS
Non-current assets	3,606,210	—	3,606,210
Current assets	532,894	(11,753)	521,141
Trade and other receivables	317,479	(11,753)	305,726
TOTAL ASSETS	4,139,104	(11,753)	4,127,351

EQUITY AND LIABILITIES
Equity
Retained earnings	347,517	(11,753)	335,764
Equity attributable to owners of the Company	2,272,276	(11,753)	2,260,523
Non-current liabilities	1,579,706	—	1,579,706
Current liabilities	287,122	—	287,122
Trade and other payables	87,225	—	87,225
TOTAL EQUITY AND LIABILITIES	4,139,104	(11,753)	4,127,351

Impact on the consolidated statement of profit or loss and OCI

For the year ended 31 December 2018 (in thousands of USD)	Amounts without adoption of IFRS 15	Adjustments	As reported

Shipping income
Revenue	610,549	(10,525)	600,024
Total shipping income	634,462	(10,525)	623,937

Operating expenses
Voyage expenses and commissions	(141,917)	501	(141,416)
Total operating expenses	(699,016)	501	(698,515)

RESULT FROM OPERATING ACTIVITIES	(64,554)	(10,024)	(74,578)

PROFIT (LOSS) FOR THE PERIOD	(100,046)	(10,024)	(110,070)

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(103,240)	(10,024)	(113,264)

Spot voyages: under IAS 18, revenue for these contracts was recognized over time on discharge-to-discharge basis and the expenses were recognized over the same period. Under IFRS 15, revenue from spot voyages is also recognized over time but on a load-to-discharge basis. Therefore, revenue is recognized later under IFRS 15 than under IAS 18. The impacts of these changes on items other than revenue are a decrease in trade and other receivables. Furthermore the voyage expenses incurred between the date on which the contract was concluded and the next load port are capitalized if they qualify as fulfillment costs and if they are expected to be recovered.
IFRS 15 did not have a significant impact on the Group’s accounting policies with respect to other revenue streams and revenue recognition (see Note 1 - 2.(o) and Note 4).

B.    IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

As a result of the adoption of IFRS 9, the Group has adopted consequential amendments to IAS 1 Presentation of Financial Statements, which require impairment of financial assets to be presented in a separate line item in the statement of profit or loss. Impairment losses on financial assets are not presented separately in the statement of profit or loss, because the amount is not material. The impairment loss on trade receivables has been presented in 'general and administrative expenses'. The impairment loss on the other financial assets has been presented as part of the line 'finance expenses'.
Additionally, the Group has adopted consequential amendments to IFRS 7 Financial Instruments: Disclosures that are applied to disclosures about 2018 but have not been applied to comparative information.
The Group has applied the exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment). Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings as at 1 January 2018. Accordingly, the information presented for 2017 has not been restated and does not generally reflect the requirements of IFRS 9, but rather those of IAS 39.
The following table summarizes the impact, net of tax, of transition to IFRS 9 on the opening balance of retained earnings.

(in thousands of USD)	Impact of adopting IFRS 9 at January 1, 2018

Retained earnings
Recognition of expected credit losses under IFRS 9	(16)
Impact at January 1, 2018	(16)

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

i.    Classification and measurement of financial assets and financial liabilities
IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income ('FVOCI') and fair value through profit or loss ('FVTPL'). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.
IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.
The adoption of IFRS 9 has not had a significant effect on the Group's accounting policies related to financial liabilities and derivative financial instruments.
The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group's financial assets and financial liabilities as at January 1, 2018.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

(in thousands of USD)	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
Financial assets
Forward exchange contracts used for hedging	Fair value - hedging instrument	Fair value - hedging instrument	467	467
Non-current receivables	Loans and receivables	Amortized cost	160,352	160,352
Trade and other receivables	Loans and receivables	Amortized cost	112,000	111,984
Cash and cash equivalents	Loans and receivables	Amortized cost	143,648	143,648
Total financial assets			416,467	416,451

(in thousands of USD)	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
Financial liabilities
Secured bank loans	Other financial liabilities	Other financial liabilities	701,091	701,091
Unsecured notes	Other financial liabilities	Other financial liabilities	147,619	147,619
Unsecured other borrowings	Other financial liabilities	Other financial liabilities	50,010	50,010
Trade and other payables	Other financial liabilities	Other financial liabilities	51,335	51,335
Advances received on contracts	Other financial liabilities	Other financial liabilities	539	539
Total financial liabilities			950,594	950,594
The effect of adopting IFRS 9 on the carrying amounts of financial assets at January 1, 2018 relates solely to the new impairment requirements, as described further below.

Trade and other receivables that were classified as loans and receivables under IAS 39 are now classified at amortized cost. An increase of USD 16 thousand in the allowance for impairment over these receivables was recognized in opening retained earnings at January 1, 2018 on transition to IFRS 9.

The USD 16 thousand is the only difference between the carrying amount of financial assets under IAS39 to the carrying amount under IFRS9 on transition to IFRS9 on 1 January 2018.

ii.    Impairment of financial assets

IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

Impact of the new impairment model
For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. The Group has determined that the application of IFRS 9's impairment requirements at January 1, 2018, results in an additional impairment allowance as follows.

(in thousands of USD)
Loss allowance at December 31, 2017 under IAS 39	—
Additional impairment recognized at January 1, 2018 on:
Trade and other receivables as at December 31, 2017	16
Additional trade receivables recognized on adoption of IFRS 15	—
Loss allowance at January 1, 2018 under IFRS 9	16

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

Trade and other receivables
The ECLs were calculated based on actual credit loss experience over the past ten years, taking into account reasonable and supportable forecast of future economic conditions.

iii.     Hedge accounting

The Group has elected to adopt the new general hedge accounting model in IFRS 9. This requires the Group to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

There were no instruments designated as hedging instrument as at December 31, 2017 and accordingly there is no impact on the Group's consolidated financial statements for the year ended December 31 2017.

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
On the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as a FVOCI or FVTPL financial asset depending on the level of influence retained.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

(v)	Interests in equity-accounted investees
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
Transactions in foreign currencies are translated to USD at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to USD at the foreign exchange rate applicable at that date. Foreign exchange differences arising on translation are recognized in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign exchange differences arising from the translation of the following items are recognized in OCI:

•	a financial liability desginated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and

•	qualifying cash flow hedges to the extent that the hedges are effective.

(ii)	Foreign operations
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
The group initially recognizes loans and receivables on the date that they are originated. All other financial assets are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

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
Non-derivative financial assets - Policy applicable from 1 January 2018

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI - debt investment; FVOCI - equity instrument; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objectives is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

Non-derivative financial assets - Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from 1 January 2018

For the purposes of this assessment, 'principal' is defined as the fair value of the financial asset on initial recognition. 'Interest' is defined as consideration for the time value of money and for the credit risk associated with the principal

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:
•contingent events that would change the amount or timing of cash flows;
•terms that may adjust the contractual coupon rate, including variable-rate features;
•prepayment and extension features; and
•terms that limit the Group's claim to cash flows from specified assets (e.g. non-resource features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Non-derivative financial assets - Subsequent measurement and gains and losses: Policy applicable from 1 January 2018

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses (see (ii) below). Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI
These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI
These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Non-derivative financial assets - Policy applicable before 1 January 2018

The Group classified its non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, cash and cash equivalents, held-to-maturity financial assets and available-for-sale financial assets. The Company determined the classification of its investments at initial recognition and re-evaluated this designation at every reporting date.

Loans and receivables
Loans and receivables were financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.
They arose when the Group provided money, goods or services directly to a debtor with no intention of trading the receivable. They were included in current assets, except for maturities greater than 12 months after the balance sheet date. These were classified as non-current assets. Loans and receivables were included in trade and other receivables in the statement of financial position.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

Held-to-maturity financial assets
If the Group had the positive intent and ability to hold debt securities to maturity, then such financial assets were classified as held-to-maturity. Held-to-maturity financial assets were recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets were measured at amortized cost using the effective interest method, less any impairment losses. Held-to-maturity financial assets comprised debentures.
(ii)Non-derivative financial liabilities
The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.
The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, expired or substantially modified.
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
Repurchase of share capital
When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in retained earnings.

(iv)	Derivative financial instruments
Derivative financial instruments and hedge accounting - Policy applicable from 1 January 2018

The Group from time to time may enter into derivative financial instruments to hedge its exposure to market fluctuations, foreign exchange and interest rate risks arising from operational, financing and investment activities.
On initial designation of the derivative as hedging instrument, the Group formally documents the economic relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, at the inception of the hedge relationship, whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. On an ongoing basis, the Group assesses whether the hedge relationship continues and is expected to continue to remain highly effective using retrospective and prospective quantitative and qualitative analyses.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

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
The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts ('forward points') is separately accounted for as a cost of hedging and recognized in a costs of hedging reserve within equity.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item's cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss. If the hedged future cash flows are no longer expected to occur, then the balance in equity is reclassified to profit or loss.

Other non-trading derivatives
When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

Derivative financial instruments and hedge accounting - Policy applicable before 1 January 2018

The policy applied in the comparative information presented for 2017 is similar to that applied for 2018. However, for all cash flow hedges, including hedges of transactions resulting in the recognition of non-financial items, the amounts accumulated in the cash flow hedge reserve were reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affected profit or loss.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

For the sale of vessels, transfer of risk and rewards usually occurs upon delivery of the vessel to the new owner.

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
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in dry-dock. Components installed during dry-dock with a useful life of more than 1 year are amortized over their estimated useful life.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

(k)	Impairment
Policy applicable from 1 January 2018

IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The financial assets at amortized cost consist of trade and other receivables, cash and cash equivalents and non-current receivables.

Under IFRS 9, loss allowances are measured on either of the following bases:
•12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occuring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables are measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analyses, based on the Group's historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:
•the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
•the financial asset is more than 90 days past due.

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P. Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between cash flows due to the entity in accordance with the contract and cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is recognized in OCI, instead of being recorded in the statement of profit or loss.

Impairment losses related to trade and other receivables, including contract assets, are presented separately in the statement of profit or loss. However, due to the insignificant impact of IFRS 9 on the financial statements, no reclassification was done for the year ended December 31, 2018. Impairment losses on other financial assets are not presented separately in the statement of profit or loss and OCI, because the amount is not material. It has been presented as part of the line 'finance expenses'.

Policy before 1 January 2018

(i)	Non-derivative financial assets
A financial asset not classified as at fair value through profit or loss was assessed at each reporting date to determine whether there was objective evidence that it was impaired.
A financial asset was impaired if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that could be estimated reliably.
Objective evidence that financial assets were impaired includes default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer would enter bankruptcy, adverse changes in the payment status of borrowers or issuers, economic conditions that correlated with defaults or the disappearance of an active market for a security. In addition, for an investment in an equity security a significant or prolonged decline in the fair value of the security below its cost was objective evidence of impairment.
Financial assets measured at amortized cost
The Group considered evidence of impairment for financial assets measured at amortized cost (loans and receivables and held-to-maturity financial assets) at both a specific asset and collective level. All individually significant assets were assessed for specific impairment. Those found not to be specifically impaired were then collectively assessed for any impairment that had been incurred but not yet identified. Assets that were not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics.
In assessing collective impairment, the Group used historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management's judgement as to whether current economic and credit conditions are such that the actual losses were likely to be greater or less than suggested by historical trends.
An impairment loss in respect of a financial asset measured at amortized cost was calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses were recognized in profit or loss and reflected in an allowance account against loans and receivables or held-to maturity financial assets. Interest on the impaired asset continues to be recognized. When an event occurring after the impairment was recognized causes the amount of impairment loss to decrease, the decrease in impairment loss was reversed through profit or loss.
Equity-accounted investees
An impairment loss in respect of an equity-accounted investee was measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and was reversed if there had been a favorable change in the estimates used to determine the recoverable amount.

(ii)	Non-financial assets
The carrying amounts of the Group's non-financial assets, other than deferred tax assets (refer to accounting policy (s)), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

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
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the services are discounted to their present value. The calculation of defined contribution obligations is performed annually by a qualified actuary using the projected unit credit method.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

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
Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed. The Group does not recognize time charter revenues during periods that vessels are offhire. Payment is typically done on every first day of the upcoming month during the charter period. There is no significant financing component.

(iii)	Spot voyages
As from 1 January 2018, the Group applied IFRS 15. Voyage revenue is recognized over time for spot charters on a load-to-discharge basis. Progress is determined based on time elapsed. Voyage expenses are expensed as incurred unless they are incurred between the date on which the contract was concluded and the next load port. They are then capitalized if they qualify as fulfillment costs and if they are expected to be recovered. The effect of initially applying IFRS 15 is described in Note 1 - 2(e).

When our vessels cannot start or continue performing its obligation due to other factors such as port delays, a demurrage is paid, a day rate which is agreed in the time charter party. Demurrage which occurs at the discharge port is recognized as incurred. As demurrage is often a commercial discussion between Euronav and the charterer, the outcome and total compensation received for the delay is not always certain. As such, Euronav only recognizes the revenue which is highly probable to be received. No revenue is recognized if the collection of the consideration is not probable. The amount of revenue recognized is estimated based on historical data. The Group updates its estimate at each reporting date.

Payment is typically done at the end of the voyage. There is no specific financing component.

(p)	Gain and losses on disposal of vessels
In view of their importance the Group reports capital gains and losses on the sale of vessels as a separate line item in the consolidated statement of profit or loss. For the sale of vessels, transfer of control usually occurs upon delivery of the vessel to the new owner.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

(q)	Leases
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
The 'effective interest rate' is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:
•the gross carrying amount of the financial asset; or
•the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
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

(v)	New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December, 2018, and have not been applied in preparing these consolidated financial statements:
IFRS 16 Leases published on January 13, 2016 makes a distinction between a service contract and a lease based on whether the contract conveys the right to control the use of an identified asset and introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short term leases and leases of low value items. Lessor accounting remains similar to the current standard - i.e. lessors continue to classify leases as finance or operating leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019. The Group doesn't expect the adoption of IFRS 16 to impact its ability to comply with loan covenants.

Leases where the Group is a lessee

The Group will adopt IFRS 16 as of January 1, 2019, using the modified retrospective approach with optional practical expedients and where comparative figures remain the same as presented before. The Group will apply the practical expedient not to recognize leases with a remaining lease term less than one year as of January 1, 2019. The practical expedients low value leases, hindsight, discount rate and no initial direct costs will not be used. Lease and non-lease components in the contracts will be separated. The Group expects to recognize new assets and liabilities for its operating leases for bare boat charters, office rental and company cars. In addition, the nature and recognition of expenses related to those leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for the right-of-use of the underlying assets and interest expense on lease liabilities.

For the four bare boat charters for the vessels Nautilus, Nucleus, Neptun and Navarin, the Group expects to recognize a right of use asset and lease liability of USD 86.7M which is the present value at January 1, 2019 of the future lease payments. The right of use asset was measured based on the option of right of use asset equalizing with the lease liability. The right of use asset will be corrected for the effect of a previously deferred gain on the sale and leaseback of these vessels for USD 3.0 million and will be depreciated over the remaining lease term till December 15, 2021.

For the office leases, the Group expects to recognize a right of use asset and lease liability of USD 18.4M. The right of use asset will be corrected by the practical expedient impairment assessment based on the onerous contract analysis option for USD 5.3 million. The right of use assets will also be reduced by USD 11.4 million which represents the lease receivable related to subleases that qualify as finance lease under IFRS 16. Company cars are not expected to have a material impact. The Group will use the short-term lease exemption for all the lease contracts with a remaining lease term of less than one year. Accordingly, those lease payments will be recognized as an expense and there will be no impact on transition.

Leases where the Group is a lessor

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

As a lessor the Group leases out some of its vessels under long-term time charter agreements and a number of vessels are employed in the TI Pool under floating time charter agreements. Further the Group subleases office space to third parties in certain leased offices of Euronav UK and Euronav MI II Inc (formerly Gener8 Maritime Inc.). The Group expects to recognize USD 11.4M lease receivable related to sublease agreements that qualify as finance lease.

Vessels employed by the TI Pool do not meet the definition of a lease under IFRS 16 and accordingly will be accounted for under IFRS 15 Revenue from Contracts with Customers. This will not have a material impact on the Group’s consolidated revenue.

For certain vessels employed under long-term time charter agreements, the adoption of IFRS 16 will require the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. While additional disclosure might be required, this will not have a material impact for the Group.

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

Annual improvements to IFRSs 2015-2017 Cycle, issued on 12 December 2017, covers the following minor amendments:
•IFRS 3 Business Combinations: the amendments clarify that a company remeasures its previously held interest in a joint operation when it obtains control of the business.
•IFRS 11 Joint Arrangements: the amendments clarify that a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.
•IAS 12 Income Taxes: the amendments clarify that a company accounts for all income tax consequences of dividend payments consistently with the transactions that generated the distributable profits - i.e. in profit or loss, OCI or equity.
•IAS 23 Borrowing Costs: the amendments clarify that a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.
The amendments are effective for annual reporting periods beginning on or after 1 January 2019 with earlier application permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) issued on 7 February 2018, clarifies that on amendment, curtailment or settlement of a defined benefit plan, the current service cost and net interest for the remainder of the annual reporting period are calculated using updated actuarial assumptions - i.e. consistent with the calculation of a gain or loss on the plan amendment, curtailment or settlement.

The amendment also clarifies that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. The entity then determines the effect of the asset ceiling after plan amendment, curtailment or settlement. Any change in that effect is recognized in other comprehensive income (except for amounts included in net interest). The amendments are effective for annual periods beginning on or after 1 January 2019 and are applied prospectively. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 1 - Significant accounting policies (Continued)

Amendment to IFRS 3 Business Combinations, issued on 22 October 2018, provides more guidance on the definition of a business. The amendment includes an election to use a concentration test. This is a simplified assessment that will result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If one does not apply the concentration test, or the test is failed, then the assessment focuses on the existence of substantive process.

The amendment applies to businesses acquired in annual periods beginning on or after 1 January 2020 with earlier application permitted.

Amendments to IAS 1 and IAS 8: Definition of Material was issued on 31 October 2018 clarifying the definition of ‘Material’ and aligning the definition of ‘material’ across the standards. The new definition states that “information is considered material, if omitting, misstating or obscuring it could reasonably be expected to influence decisions that primarily users of general purpose financial statements make on the basis of those financial statements, which provide information about a specific reporting entity”. The amendments clarify that materiality will depend on the nature or magnitude of information. The amendments are effective prospectively for annual periods beginning on or after 1 January 2020 with earlier application permitted.

On 29 March 2018, the IASB has issued Amendments to References to the Conceptual Framework in IFRS Standards (Amendments to CF). The Conceptual Framework sets out the fundamental concepts of financial reporting that guides the Board in developing IFRS Standards. It helps to ensure that the Standards are conceptually consistent and that similar transactions are treated the same way, providing useful information for investors and others. The Conceptual Framework also assists companies in developing accounting policies when no IFRS Standard applies to a particular transaction; and it helps stakeholders to understand the Standards better. Key changes include:
•Increasing the prominence of stewardship in the objective of financial reporting, which is to provide information that is useful in making resource allocation decisions.
•Reinstating prudence, defined as the exercise of caution when making judgements under conditions of uncertainty, as a component of neutrality.
•Defining a reporting entity, which might be a legal entity or a portion of a legal entity.
•Revising the definition of an asset as a present economic resource controlled by the entity as a result of past events.
•Revising the definition of a liability as a present obligation of the entity to transfer an economic resource as a result of past events.
•Removing the probability threshold for recognition, and adding guidance on derecognition.
•Adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis.
•Stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced.

The amendments are effective for annual periods beginning on or after 1 January 2020, whereas the Board will start using the revised Conceptual Framework immediately.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

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
The Group has one client in the Tankers segment that represented 7% of the Tankers segment total revenue in 2018 (2017: one client which represented 10% and in 2016 two clients which represented 10%). All the other clients represent less than 7% of total revenues of the Tankers segment.
The Group has a unique client in the FSO segment.
The Group's internal organizational and management structure does not distinguish any relevant geographical segments.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 2 - Segment reporting (Continued)

Consolidated statement of financial position

(in thousands of USD)	December 31, 2018				December 31, 2017
ASSETS	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Vessels	3,520,067	150,029	(150,029)	3,520,067	2,271,500	168,100	(168,100)	2,271,500
Assets under construction	—	—	—	—	63,668	—	—	63,668
Other tangible assets	1,943	—	—	1,943	1,663	—	—	1,663
Intangible assets	105	—	—	105	72	—	—	72
Receivables	38,658	—	—	38,658	163,382	10,739	(13,769)	160,352
Investments in equity accounted investees	1,915	—	41,267	43,182	1,695	—	28,900	30,595
Deferred tax assets	2,255	1,229	(1,229)	2,255	2,487	223	(223)	2,487

Total non-current assets	3,564,943	151,258	(109,991)	3,606,210	2,504,467	179,062	(153,192)	2,530,337

Total current assets	521,536	15,784	(16,179)	521,141	281,132	11,581	(12,077)	280,636

TOTAL ASSETS	4,086,479	167,042	(126,170)	4,127,351	2,785,599	190,643	(165,269)	2,810,973

EQUITY and LIABILITIES

Total equity	2,219,648	40,874	1	2,260,523	1,820,887	25,473	1	1,846,361

Bank and other loans	1,421,465	97,480	(97,480)	1,421,465	653,730	162,762	(162,762)	653,730
Convertible and other Notes	148,166	—	—	148,166	147,619	—	—	147,619
Other payables	1,451	355	(355)	1,451	539	—	—	539
Deferred tax liabilities	—	4,283	(4,283)	—	—	1,680	(1,680)	—
Employee benefits	4,336	—	—	4,336	3,984	—	—	3,984
Amounts due to equity-accounted joint ventures	—	—	—	—	—	—	—	—
Provisions	4,288	—	—	4,288	—	—	—	—

Total non-current liabilities	1,579,706	102,118	(102,118)	1,579,706	805,872	164,442	(164,442)	805,872

Total current liabilities	287,125	24,050	(24,053)	287,122	158,840	728	(828)	158,740

TOTAL EQUITY and LIABILITIES	4,086,479	167,042	(126,170)	4,127,351	2,785,599	190,643	(165,269)	2,810,973
Consolidated statement of profit or loss

(in thousands of USD)	2018	2017	2016

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 2 - Segment reporting (Continued)

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Shipping income
Revenue	600,024	49,155	(49,155)	600,024	513,399	59,513	(59,544)	513,368	704,766	65,125	(85,626)	684,265
Gains on disposal of vessels/other tangible assets	19,138	—	—	19,138	36,538	—	—	36,538	50,397	—	—	50,397
Other operating income	4,775	72	(72)	4,775	4,902	234	(234)	4,902	6,765	327	(96)	6,996
Total shipping income	623,937	49,227	(49,227)	623,937	554,839	59,747	(59,778)	554,808	761,928	65,452	(85,722)	741,658

Operating expenses
Voyage expenses and commissions	(141,416)	(1)	1	(141,416)	(62,035)	(304)	304	(62,035)	(63,305)	(476)	4,221	(59,560)
Vessel operating expenses	(185,792)	(9,637)	9,637	(185,792)	(150,391)	(9,157)	9,121	(150,427)	(164,478)	(9,679)	13,958	(160,199)
Charter hire expenses	(31,114)	—	—	(31,114)	(31,173)	—	—	(31,173)	(17,713)	—	—	(17,713)
Losses on disposal of vessels/other tangible assets	(273)	—	—	(273)	(21,027)	—	—	(21,027)	(1)	—	(1)	(2)
Impairment on non-current assets held for sale	(2,995)	—	—	(2,995)	—	—	—	—	—	—	—	—
Loss on disposal of investments in equity accounted investees	—	—	—	—	—	—	—	—	(24,150)	—	—	(24,150)
Depreciation tangible assets	(270,582)	(18,071)	18,071	(270,582)	(229,777)	(18,071)	18,071	(229,777)	(233,368)	(18,071)	23,775	(227,664)
Depreciation intangible assets	(111)	—	—	(111)	(95)	—	—	(95)	(99)	—	—	(99)
General and administrative expenses	(66,235)	(425)	428	(66,232)	(46,871)	(30)	33	(46,868)	(44,152)	(80)	181	(44,051)
Total operating expenses	(698,518)	(28,134)	28,137	(698,515)	(541,369)	(27,562)	27,529	(541,402)	(547,266)	(28,306)	42,134	(533,438)

RESULT FROM OPERATING ACTIVITIES	(74,581)	21,093	(21,090)	(74,578)	13,470	32,185	(32,249)	13,406	214,662	37,146	(43,588)	208,220

Finance income	15,023	160	(160)	15,023	7,267	197	(198)	7,266	6,864	57	(66)	6,855
Finance expenses	(89,412)	(3,795)	3,795	(89,412)	(50,730)	(1,026)	1,027	(50,729)	(52,420)	(2,552)	3,277	(51,695)
Net finance expenses	(74,389)	(3,635)	3,635	(74,389)	(43,463)	(829)	829	(43,463)	(45,556)	(2,495)	3,211	(44,840)

Gain on bargain purchase	23,059	—	—	23,059	—	—	—	—	—	—	—	—
Share of profit (loss) of equity accounted investees (net of income tax)	220	—	15,856	16,076	150	—	29,932	30,082	334	—	40,161	40,495

Profit (loss) before income tax	(125,691)	17,458	(1,599)	(109,832)	(29,843)	31,356	(1,488)	25	169,440	34,651	(216)	203,875

Income tax expense	(238)	(1,599)	1,599	(238)	1,358	(1,488)	1,488	1,358	174	(216)	216	174

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 2 - Segment reporting (Continued)

Profit (loss) for the period	(125,929)	15,859	—	(110,070)	(28,485)	29,868	—	1,383	169,614	34,435	—	204,049

Attributable to:
Owners of the company	(125,929)	15,859	—	(110,070)	(28,485)	29,868	—	1,383	169,614	34,435	—	204,049

Summarized consolidated statement of cash flows

(in thousands of USD)	2018				2017				2016
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Net cash from (used in) operating activities	843	40,672	(40,674)	841	211,310	49,684	(49,698)	211,295	427,926	49,013	(38,737)	438,202
Net cash from (used in) investing activities	190,042	—	—	190,042	(40,243)	—	1	(40,242)	(90,891)	—	(9,724)	(100,615)
Net cash from (used in) financing activities	(160,165)	(42,164)	42,164	(160,165)	(234,921)	(78,421)	78,367	(234,976)	(264,714)	(32,929)	36,483	(261,160)

Capital expenditure	(238,065)	—	—	(238,065)	(177,901)	—	—	(177,901)	(342,698)	—	—	(342,698)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 3 Assets and liabilities held for sale and discontinued operations
Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	December 31, 2018	December 31, 2017	December 31, 2016
Vessels	42,000	—	—
Of which in Tankers segment	42,000	—	—
Of which in FSO segment	—	—	—

(in thousands of USD)	(Estimated) Sale price	Book Value	Asset Held For Sale	Impairment Loss	(Expected) Loss
At January 1, 2018	—	—	—	—	—

Assets sold from assets held for sale
Felicity	42,000	44,995	42,000	(2,995)	—

At December 31, 2018	—	—	42,000	(2,995)	—

As of December 31, 2017 and per December 31, 2016, the Group had no assets held for sale.
On October 31, 2018, the Company sold the Suezmax Felicity (2009 - 157,667 dwt), for USD 42.0 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2018, and had a carrying value of USD 45.0 million as of that date. The vessel was delivered to its new owner on January 9, 2019. The impairment loss on this vessel amounted to USD (3.0) million and has been recorded in the consolidated statement of profit or loss for the twelve months ended December 31, 2018.

Discontinued operations
As of December 31, 2018 and December 31, 2017, the Group had no operations that meet the criteria of a discontinued operation.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 4 – Revenue and other operating income

The Group has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018). Accordingly, the information presented for 2017 has not been restated - i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations (Note 1 - 2.(e).A).

In the following table, revenue is disaggregated by type of contract.

(in thousands of USD)	2018				2017
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Pool Revenue	277,394	—	—	277,394	249,334	—	(31)	249,303
Spot Voyages	247,392	—	—	247,392	145,360	—	—	145,360
Time Charters (Note 19)	75,238	49,155	(49,155)	75,238	118,705	59,513	(59,513)	118,705
Total revenue	600,024	49,155	(49,155)	600,024	513,399	59,513	(59,544)	513,368

Other operating income	4,775	72	(72)	4,775	4,902	234	(234)	4,902

For the accounting treatment of revenue, we refer to the accounting policies (o) - Revenue. Revenue from spot voyages falls within the scope of IFRS 15 'Revenue from Contracts with Customers'. Pool revenue and time charters are lease income in scope of IAS 17.

The increase in revenue is mostly related to the increase in pool and spot voyage revenue which is due to an increase in the fleet size as a consequence of the business combination with Gener8 Maritime Inc. (Note 24). This increase was partially offset by lower revenue from time charters due to unfavorable market conditions and a lower number of vessels on time charter.

Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions

(in thousands of USD)	2018	2017	2016
Commissions paid	(8,193)	(4,895)	(6,724)
Bunkers	(103,920)	(45,249)	(36,372)
Other voyage related expenses	(29,303)	(11,891)	(16,464)
Total voyage expenses and commissions	(141,416)	(62,035)	(59,560)
The voyage expenses and commissions increased in 2018 compared to 2017 because a lower proportion of vessels were on time charter contract in 2018 and due to an increase in the fleet size as a consequence of the business combination with Gener8 Maritime Inc. (Note 24). For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

Vessel operating expenses

(in thousands of USD)	2018	2017	2016
Operating expenses	(172,589)	(139,832)	(148,554)
Insurance	(13,203)	(10,595)	(11,645)
Total vessel operating expenses	(185,792)	(150,427)	(160,199)
The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. In 2018 these expenses were higher compared to 2017 due to an increase in the fleet size as a consequence of the business combination with Gener8 Maritime Inc. (Note 24).

Charter hire expenses

(in thousands of USD)	2018	2017	2016
Charter hire (Note 19)	6	(62)	(16,921)
Bare boat hire (Note 19)	(31,120)	(31,111)	(792)
Total charter hire expenses	(31,114)	(31,173)	(17,713)
The bareboat charter-hire expenses in 2018 and 2017 are entirely attributable to the sale and leaseback agreement of four VLCCs ( Nautilus, Navarin, Neptun and Nucleus), under a five year bareboat contract agreed on December 16, 2016.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 5 - Expenses for shipping activities and other expenses from operating activities (Continued)

General and administrative expenses

(in thousands of USD)	2018	2017	2016
Wages and salaries	(16,247)	(12,853)	(12,754)
Social security costs	(3,746)	(2,511)	(2,532)
Provision for employee benefits (Note 16)	(616)	(827)	(261)
Equity-settled share-based payments (Note 22)	(37)	(313)	(406)
Other employee benefits	(7,607)	(3,148)	(3,178)
Employee benefits	(28,253)	(19,652)	(19,131)
Administrative expenses	(33,485)	(22,579)	(21,264)
Tonnage Tax	(4,436)	(4,772)	(4,246)
Claims	(100)	(25)	(13)
Provisions	42	160	603
Total general and administrative expenses	(66,232)	(46,868)	(44,051)

Average number of full time equivalents (shore staff)	161.77	150.49	139.44

The general and administrative expenses which include amongst others: shore staff wages, director fees, office rental, consulting and audit fees and Tonnage Tax, increased in 2018 compared to 2017.

This increase was mainly related to the merger with Gener8 Maritime Inc., which had an impact on wages and salaries and other employee benefits due to a higher number of staff and severance payments and an impact on administrative expenses due to an increase in legal and other fees (USD 5.0 million, see Note 24) and additional office rent expenses.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 6 - Net finance expense
Recognized in profit or loss

(in thousands of USD)	2018	2017	2016
Interest income	4,106	655	217
Foreign exchange gains	10,917	6,611	6,638
Finance income	15,023	7,266	6,855

Interest expense on financial liabilities measured at amortized cost	(67,956)	(38,391)	(39,007)
Fair value adjustment on interest rate swaps	(2,790)	—	—
Other financial charges	(6,802)	(5,819)	(4,577)
Foreign exchange losses	(11,864)	(6,519)	(8,111)
Finance expense	(89,412)	(50,729)	(51,695)

Net finance expense recognized in profit or loss	(74,389)	(43,463)	(44,840)
Interest income, which mainly consists of interest income from bank deposits, increased due to the merger with Gener8 Maritime Inc. and due to an increase in deposit rates.
Interest expense on financial liabilities measured at amortized cost increased during the year ended December 31, 2018, compared to 2017. This increase was attributable to the interest on the senior unsecured bond of USD 150 million which was issued on May 31, 2017 and an increase in the average outstanding debt during the year as a result of the new credit facilities entered into 2018 (see Note 15) and credit facilities in relation to the merger with Gener8 Maritime Inc. combined with increased interest rates.
Fair value adjustment on interest rate swaps are interest rate swaps which were acquired in the Gener8 Maritime Inc. deal and of which the fair value at acquisition is amortized over the remaining duration of the swap via the fair value adjustment of interest rate swaps (see Note 13).
Other financial charges increased in 2018 compared to 2017, which was primarily attributable to commitment fees paid for available credit lines, of which the total availability increased in 2018.
The above finance income and expenses include the following in respect of assets (liabilities) not recognized at fair value through profit or loss:

	2018	2017	2016
Total interest income on financial assets	4,106	655	217
Total interest expense on financial liabilities	(67,956)	(38,391)	(39,007)
Total other financial charges	(6,802)	(5,819)	(4,577)
Recognized directly in equity

(in thousands of USD)	2018	2017	2016
Foreign currency translation differences for foreign operations	(157)	448	170
Cash flow hedges - effective portion of changes in fair value	(2,698)	—	—
Net finance expense recognized directly in equity	(2,855)	448	170
Attributable to:
Owners of the Company	(2,855)	448	170
Net finance expense recognized directly in equity	(2,855)	448	170
Recognized in:
Translation reserve	(157)	448	170
Hedging reserve	(2,698)	—	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2018	2017	2016
Current tax
Current period	(37)	(85)	60
Total current tax	(37)	(85)	60

Deferred tax
Recognition of unused tax losses/(use of tax losses)	(195)	1,473	220
Other	(6)	(30)	(106)
Total deferred tax	(201)	1,443	114

Total tax benefit/(expense)	(238)	1,358	174

Reconciliation of effective tax	2018		2017		2016
Profit (loss) before tax		(109,832)		25		203,875

Tax at domestic rate	(29.58)%	32,488	(33.99)%	(8)	(33.99)%	(69,297)
Effects on tax of :
Tax exempt profit / loss		(50)		499		(8,090)
Tax adjustments for previous years		9		10		70
Loss for which no DTA (*) has been recognized		(1,037)		—		—
Use of previously unrecognized tax losses		—		7,146		1,118
Non-deductible expenses		(962)		(710)		(1,718)
Tonnage Tax regime		(33,602)		(13,918)		64,637
Effect of share of profit of equity-accounted investees		4,690		10,175		13,761
Effects of tax regimes in foreign jurisdictions		(1,774)		(1,836)		(307)
Total taxes	0.22%	(238)	5,430.01%	1,358	0.09%	174
In application of an IFRIC agenda decision on 'IAS 12 Income taxes', tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses. The amount paid for tonnage tax in the year ended December 31, 2018 was USD 4.4 million (see Note 5).
* Deferred Tax Asset

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Other tangible assets	Prepayments	Total PPE
At January 1, 2016
Cost	3,477,605	93,890	2,482	2	3,573,979
Depreciation & impairment losses	(1,189,569)	—	(1,434)	—	(1,191,003)
Net carrying amount	2,288,036	93,890	1,048	2	2,382,976

Acquisitions	250,912	86,944	175	3	338,034
Acquisitions through business combinations (Note 24)	120,280	—	—	—	120,280
Disposals and cancellations	(143,457)	—	(7)	—	(143,464)
Depreciation charges	(227,306)	—	(358)	—	(227,664)
Transfers	94,698	(94,698)	5	(5)	—
Translation differences	—	—	(86)	—	(86)
Balance at December 31, 2016	2,383,163	86,136	777	—	2,470,076

At January 1, 2017
Cost	3,748,135	86,136	2,373	—	3,836,644
Depreciation & impairment losses	(1,364,972)	—	(1,596)	—	(1,366,568)
Net carrying amount	2,383,163	86,136	777	—	2,470,076

Acquisitions	125,486	51,201	1,203	—	177,890
Disposals and cancellations	(81,389)	—	(9)	—	(81,398)
Depreciation charges	(229,429)	—	(348)	—	(229,777)
Transfers	73,669	(73,669)	—	—	—
Translation differences	—	—	40	—	40
Balance at December 31, 2017	2,271,500	63,668	1,663	—	2,336,831

At January 1, 2018
Cost	3,595,692	63,668	3,545	—	3,662,905
Depreciation & impairment losses	(1,324,192)	—	(1,882)	—	(1,326,074)
Net carrying amount	2,271,500	63,668	1,663	—	2,336,831

Acquisitions	45,750	191,726	588	—	238,064
Acquisitions through business combinations (Note 24)	1,704,250	—	345	—	1,704,595
Disposals and cancellations	(7,814)	—	(75)	—	(7,889)
Disposals and cancellations through business combinations (Note 24)	(434,000)	—	—	—	(434,000)
Depreciation charges	(270,018)	—	(564)	—	(270,582)
Transfer to assets held for sale (Note 3)	(44,995)	—	—	—	(44,995)
Transfers	255,394	(255,394)	—	—	—
Translation differences	—	—	(14)	—	(14)
Balance at December 31, 2018	3,520,067	—	1,943	—	3,522,010

At December 31, 2018
Cost	4,927,324	—	4,274	—	4,931,598
Depreciation & impairment losses	(1,407,257)	—	(2,331)	—	(1,409,588)
Net carrying amount	3,520,067	—	1,943	—	3,522,010
On March 26, April 25, August 8 and August 29, 2018, Euronav took delivery of the Suezmaxes Cap Quebec (2018 – 156,600 dwt), Cap Pembroke (2018 – 156,600 dwt), Cap Port Arthur (2018 - 156,600 dwt) and the Cap Corpus Christi (2018 - 156,600 dwt) respectively. These were the 4 vessels under construction as at December 31, 2017 from Hyundai Heavy Industries.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 8 - Property, plant and equipment (Continued)

On June 29, 2018, Euronav announced that it has acquired the ULCC Seaways Laura Lynn from Oceania Tanker Corporation, a subsidiary of International Seaways. Euronav renamed the ULCC as Oceania and registered it under the Belgian flag. Euronav Tankers bought the Seaways Laura Lynn (2003 - 441,561 dwt) from International Seaways for USD 32.5 million.

In 2018, the Finesse, Nautic, Noble, Hojo, Cap Felix, Newton and Cap Leon have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading acquisitions and is depreciated over their estimated useful life (2.5-5 years).

Disposal of assets – Gains/losses

(in thousands of USD)	Sale price	Book Value	Gain	Deferred Gain	Loss
Famenne - Sale	38,016	24,195	13,821	—	—
Nautilus - Sale	43,250	32,208	11,042	(500)	—
Navarin - Sale	47,250	36,739	10,511	(1,500)	—
Neptun - Sale	47,250	37,534	9,716	(1,500)	—
Nucleus - Sale	47,250	36,974	10,276	(1,500)	—
Other	38	9	31	—	(2)
At December 31, 2016	223,054	167,659	55,397	(5,000)	(2)

	Sale price	Book Value	Gain	Deferred Gain	Loss
TI Topaz - Sale	20,790	41,817	—	—	(21,027)
Flandre - Sale	45,000	24,693	20,307	—	—
Cap Georges - Sale	9,310	801	8,509	—	—
Artois - Sale	21,780	14,077	7,703	—	—
Other	29	9	20	—	—
At December 31, 2017	96,909	81,398	36,538	—	(21,027)

	Sale price	Book Value	Gain	Deferred Gain	Loss
Cap Jean - Sale	10,175	—	10,175	—	—
Cap Romuald - Sale	10,282	1,319	8,963	—	—
Gener8 Companion - Sale	6,305	6,495	—	—	(190)
Other	—	—	—	—	(83)
At December 31, 2018	26,762	7,814	19,138	—	(273)
On May 8, 2018, the Group sold the Suezmax Cap Jean (1998 – 146,643 dwt) for a net sale price of USD 10.2 million. The gain on that sale of USD 10.2 million was recorded upon delivery of the vessel to its new owner in the second quarter of 2018.
On June 25, 2018, the Group sold the Suezmax Cap Romuald (1998 - 146,643 dwt) for a net sale price of USD 10.3 million. The Company recorded a gain of USD 9.0 million on the sale upon delivery to its new owner on August 22, 2018.

On November 1, 2018, the Group sold the LR1 Companion (2004 - 72,749 dwt) for USD 6.3 million. The vessel came as part of the Gener8 transaction and was a non-core asset. The Company recorded a loss of USD 0.2 million on the sale upon delivery to its new owner on November 29, 2018.

Impairment
Tankers

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 8 - Property, plant and equipment (Continued)

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
The Group has performed an impairment test for tankers whereby the carrying amount of an asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the following assumptions were used:
- Weighted average of past and ongoing shipping cycles and for the weighting factors applied, including management judgement for the ongoing cycle, is used as forecast charter rates
- Weighted Average Cost of Capital ("WACC") of 7.70% (2017: 9.70% and 2016: 6.43%)
- 20 year useful life with residual value equal to zero
Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subject to judgment. In the past, the Group used a fixed cut of 10 years to define a shipping cycle. As management is assessing continuously the resilience of its projections to the business cycles that can be observed in the tankers market, it concluded that a business cycle approach provided a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgement, analyst reports and past experience.
The impairment test did not result in a requirement to record an impairment loss in 2018. With an increase of the WACC of 300bps to 10.70%, the analysis would also indicate that the carrying amount of the vessels as of December 31, 2018 is not impaired. This weighting and forecasting of the ongoing cycle is based on management judgement, but none of the full cycles, with or without management forecasting of the ongoing cycle or the sole use of the ongoing cycle would lead to an impairment.
When using 10-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 47.9 million (2017 and 2016: no impairment). When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates that no impairment is required for the tanker fleet (2017: 5.7 million impairment and 2016: no impairment), and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 92.7 million (2017: USD 427.3 million and 2016: no impairment).
FSO
In the context of the valuation of the Group's investments in the respective joint ventures, the Group also performed an impairment test on the FSO vessels owned by TI Asia Ltd and TI Africa Ltd. For FSOs the impairment assessment has been based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, the following assumptions were used:
- Weighted Average Cost of Capital ('WACC') of 7.70% (2017: 9.70% and 2016: 6.43%)
- 25 year useful life with residual value equal to zero
This assessment did not result in a requirement to record an impairment loss in 2018. Even with an increase of the WACC of 300bps, there was no need to record an impairment loss in 2018. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates as well as management's best estimate of daily rates for future unfixed periods. The FSO Asia and the FSO Africa were on a timecharter contract to Maersk Oil Qatar until July 22, 2017 and September 22, 2017, respectively. On May 14, 2017, the joint ventures between the Group and International Seaways, signed a contract for five years for the FSO Africa and FSO Asia in direct continuation of the current contractual service. The contract was signed with North Oil Company, the new operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & gas Limited and Total E&P Golfe Limited.
Security

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 8 - Property, plant and equipment (Continued)

All tankers financed are subject to a mortgage to secure bank loans (see Note 15).
Vessels on order or under construction
The group has no vessels under construction as at December 31, 2018. As at December 31, 2017 the Group had four vessels under construction for an aggregate amount of USD 63.7 million (2016: USD 86.1 million). The amounts presented within "Vessels under construction" related to the four Ice Class Suezmax vessels from Hyundai Heavy Industries. These vessels were delivered during 2018.
Capital commitment
As at December 31, 2018 the Group had no capital commitments. As at December 31, 2017 the Group's total capital commitment amounted to USD 185.9 million. These can be detailed as follows:

(in thousands of USD)	As at December 31, 2017 payments scheduled for
	TOTAL	2018	2019	2020
Commitments in respect of VLCCs	—	—	—	—
Commitments in respect of Suezmaxes	185,922	185,922	—	—
Commitments in respect of FSOs	—	—	—	—
Total	185,922	185,922	—	—

	As at December 31, 2018 payments scheduled for
	TOTAL	2019	2020	2021
Commitments in respect of VLCCs	—	—	—	—
Commitments in respect of Suezmaxes	—	—	—	—
Commitments in respect of FSOs	—	—	—	—
Total	—	—	—	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 9 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	ASSETS	LIABILITIES	NET
Provisions	1	—	1
Employee benefits	44	—	44
Unused tax losses & tax credits	2,442	—	2,442
	2,487	—	2,487
Offset	—	—
Balance at December 31, 2017	2,487	—

Employee benefits	37	—	37
Unused tax losses & tax credits	2,218	—	2,218
	2,255	—	2,255
Offset	—	—
Balance at December 31, 2018	2,255	—
Unrecognized deferred tax assets and liabilities
Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2018		December 31, 2017
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Deductible temporary differences	274	—	357	—
Taxable temporary differences	8	(12,162)	7	(14,231)
Tax losses & tax credits	86,568	—	89,528	—
	86,850	(12,162)	89,892	(14,231)
Offset	(12,162)	12,162	(14,231)	14,231
Total	74,688	—	75,661	—
The unrecognized deferred tax assets in respect of tax losses and tax credits relates to tax losses carried forward, investment deduction allowances and excess dividend received deduction. Tax losses and tax credits have no expiration date.

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

In December 2017, changes to the Belgian corporate income tax rate were enacted, lowering the rate to 29.58% as from 2018 and to 25% from 2020. These changes have been reflected in the calculation of the amounts of deferred tax assets and liabilities in respect of Belgian Group entities as at December 31, 2018 and December 31, 2017.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 9 - Deferred tax assets and liabilities (Continued)

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2016	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2016
Provisions	169	(121)	—	(17)	31
Employee benefits	23	15	—	(1)	37
Unused tax losses & tax credits	743	220	—	(67)	896
Total	935	114	—	(85)	964

	Balance at Jan 1, 2017	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2017
Provisions	31	(32)	—	2	1
Employee benefits	37	2	—	5	44
Unused tax losses & tax credits	896	1,473	—	73	2,442
Total	964	1,443	—	80	2,487

	Balance at Jan 1, 2018	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2018
Provisions	1	(1)	—	—	—
Employee benefits	44	(5)	—	(2)	37
Unused tax losses & tax credits	2,442	(195)	—	(29)	2,218
Total	2,487	(201)	—	(31)	2,255

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 10 - Non-current receivables

(in thousands of USD)	December 31, 2018	December 31, 2017
Shareholders loans to joint ventures	28,665	159,733
Derivatives	7,930	—
Other non-current receivables	2,062	618
Investment	1	1
Total non-current receivables	38,658	160,352
The shareholders loans to joint ventures as of December 31, 2018 and December 31, 2017 did not bear interest. Please refer to Note 25 for more information on the shareholders loans to joint ventures.
The derivatives relates to the fair market value of the Interest Rate Swaps, acquired through the acquisition of Gener8 Maritime Inc. and two forward cap contracts which were entered into 2018 (see Note 13).

The increase in other non-current receivables relates to an increase of cash guarantees and deposits, acquired in the merger with Gener8 Maritime Inc.

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2018	December 31, 2017
Receivable:
Within two years	7,206	—
Between two and three years	—	—
Between three and four years	725	—
Between four and five years	541	—
More than five years	30,186	160,352
Total non-current receivables	38,658	160,352
Because the shareholders loans are perpetual non-amortizing loans, these non-current receivables are presented as maturing after 5 years.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 11 - Trade and other receivables - current

(in thousands of USD)	December 31, 2018	December 31, 2017
Trade receivables	64,923	32,758
Accrued income	17,765	12,465
Accrued interest	750	52
Deferred charges	39,734	24,797
Deferred fulfillment costs	2,140	—
Other receivables	180,414	66,725
Total trade and other receivables	305,726	136,797
The increase in trade receivables mainly relates to the merger with Gener8 Maritime Inc. and due to the increase in market freight rates compared to prior year-end.
The increase in accrued income and deferred charges relates to a higher number of vessels on the spot market, primarily as a result of the merger with Gener8 Maritime Inc.

Fulfillment costs represent primarily bunker costs incurred between the date on which the contract of a spot voyage charter was concluded and the next load port. These expenses are deferred according to IFRS 15 Revenue from Contracts with Customers and are amortized on a systematic basis consistent with the pattern of transfer of service.

The increase in other receivables relates to income to be received by the Group from the Tankers International Pool. These amounts increased in 2018 due to a higher number of vessels in the Pool as a result of the merger with Gener8 Maritime Inc. and improving freight market conditions at the end of 2018.

For currency and credit risk, we refer to Note 18.

Note 12 - Cash and cash equivalents

(in thousands of USD)	December 31, 2018	December 31, 2017
Bank deposits	62,500	102,200
Cash at bank and in hand	110,633	41,448
TOTAL	173,133	143,648
Of which restricted cash	79	115

NET CASH AND CASH EQUIVALENTS	173,133	143,648
The bank deposits as at December 31, 2018 had an average maturity of 6 days (2017: 16 days).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 13 - Equity
Number of shares issued

(in shares)	December 31, 2018	December 31, 2017	December 31, 2016
On issue at 1 January	159,208,949	159,208,949	159,208,949
Issued in business combination	60,815,764	—	—
On issue at 31 December - fully paid	220,024,713	159,208,949	159,208,949
Upon the completion of the merger transaction with Gener8 Maritime Inc. on June 12, 2018 60,815,764 new ordinary shares were issued at a stock price of USD 9.10 each (see Note 24) increasing the number of shares issued to 220,024,713 shares (see Note 14). This resulted in an increase of USD 66.1 million in share capital and USD 487.3 million share premium.
As at December 31, 2018, the share capital is represented by 220,024,713 shares. The shares have no nominal value.
As at December 31, 2018, the authorized share capital not issued amounts to USD 83,898,616 (2017 and 2016: USD 150,000,000) or the equivalent of 77,189,888 shares (2017 and 2016: 138,005,652 shares).
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve
The Group, through two of its JV companies in connection to the USD 220.0 million facility raised in March 2018 (Note 15), entered on June 29, 2018 in several Interest Rate Swaps (IRSs) for a combined notional value of USD 208.8 million (Euronav’s share amounts to 50%). These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration between three and four years matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively. The fair value of these instruments at December 31, 2018 amounted to USD (0.9) million (100%), which was entirely reflected in OCI at the level of the JV companies (Note 25).

The Group, through the acquisition of Gener8 Maritime Inc. on June 12, 2018, acquired several IRSs for a combined notional value of USD 668.0 million. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration between one and two years matching the repayment profile of that facility and mature in September 2020. The fair value of these instruments at December 31, 2018 amounted to USD 7.2 million and USD (1.2) million has been recognized in OCI.

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Quebec and Cap Pembroke), entered on March 28, 2018 and April 20, 2018, in two IRSs for a combined notional value of USD 86.8 million. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying USD 173.6 million facility and mature on March 28, 2025. The fair value of these instruments at December 31, 2018 amounted to USD (1) million (see Note 17) and USD (1) million has been recognized in OCI.

The Group entered on December 7, 2018 into two forward cap contracts (CAPs) with a strike at 3.25% starting on October 1, 2020, to hedge against future increase of interest rates with a notional value of USD 200.0 million and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These CAPs have a maturity date at October 3, 2022. The fair value of these instruments at December 31, 2018 amounted to USD 0.7 million (see Note 10) and USD (0.5) million has been recognized in OCI.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 13 - Equity (Continued)

Treasury shares
As of December 31, 2018 Euronav owned 1,237,901 of its own shares, compared to 1,042,415 of shares owned on December 31, 2017. In the twelve months period ended December 31, 2018, Euronav bought back 545,486 shares at an aggregate cost of USD 4.0 million and delivered 350,000 shares upon the exercise of share options. These 350,000 treasury shares had an aggregate weighted average cost of USD 5.4 million and Euronav recognized a loss of USD 3.1 million in retained earnings upon the delivery of these treasury shares to the share option holders. The total net proceeds amounted to USD 2.3 million.
Dividends
On May 9, 2018, the Annual Shareholders' meeting approved a full year dividend of USD 0.12 per share. Taking into account the interim dividend approved in August 2017 in the amount of USD 0.06 per share, the dividend paid after the AGM was USD 0.06 per share. The dividend to holders of Euronav shares trading on Euronext Brussels was paid in EUR at the USD/EUR exchange rate of the record date.
During its meeting of August 8, 2018, the Board of Directors of Euronav approved an interim dividend for the first semester 2018 of USD 0.06 per share. The interim dividend of USD 0.06 per share was payable as from October 8, 2018. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

On March 19, 2019, the Board of Directors decided to propose to the Annual Shareholders' meeting to be held on May 9, 2018, to approve a full year dividend of USD 0.12 per share. Taking into account the interim dividend approved in August 2018 in the amount of USD 0.06 per share, the expected dividend payable after the AGM should be USD 0.06 per share.
The total amount of dividends paid in 2018 was USD 22.6 million.
Share-based payment arrangements
On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel. In December 2018, the holders exercised the remaining 350,000 options and a corresponding number of treasury shares were sold. The key terms and conditions did not change after December 31, 2013. The compensation expense related to this share option program was recognized in prior periods and therefore, this program did not have any impact on the consolidated statement of profit or loss for 2018.
Long term incentive plan 2015
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of EUR 10.0475 and are equity-settled. This has been converted into a cash-settled incentive plan in the course of 2018. As of December 31, 2018, all the stock options remained outstanding but all remaining RSUs were exercised in the first quarter of 2018. The fair value of the stock options was measured using the Black Scholes formula. The fair value of the RSUs was measured with reference to the Euronav share price at the grant date. The total employee benefit expense recognized in the consolidated statement of profit or loss during 2018 with respect to the LTIP 2015 was USD 37 thousand.
Long term incentive plan 2016
The Group's Board of Directors implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stocks were granted on February 2, 2016 and one-third was vested on the second anniversary. As of December 31, 2018, 36,411 phantom stocks were outstanding. The LTIP 2016 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2016, measured based on the Company's share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2018 was USD 0.2 million.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 13 - Equity (Continued)

Long term incentive plan 2017
The Group's Board of Directors implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017 and all remain outstanding as of December 31, 2018. The LTIP 2017 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2017, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss during 2018 was USD 0.2 million.
Long term incentive plan 2018
The Group's Board of Directors implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018 and all remain outstanding as of December 31, 2018. The LTIP 2018 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2018, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss during 2018 was USD 0.5 million.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 14 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share at December 31, 2018 was based on a result attributable to ordinary shares of USD (110,069,928) (December 31, 2017: USD 1,382,530 and December 31, 2016: USD 204,049,212) and a weighted average number of ordinary shares outstanding during the period ended December 31, 2018 of 191,994,398 (December 31, 2017: 158,166,534 and December 31, 2016:158,262,268), calculated as follows:
Result attributable to ordinary shares

(in thousands of USD except share and per share information)	2018	2017	2016
Result for the period	(110,070)	1,383	204,049
Weighted average number of ordinary shares	191,994,398	158,166,534	158,262,268
Basic earnings per share (in USD)	(0.57)	0.01	1.29
Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2016	159,208,949	466,667	158,742,282	158,742,282
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	692,415	(692,415)	(575,005)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	(116,667)	116,667	94,991
On issue at December 31, 2016	159,208,949	1,042,415	158,166,534	158,262,268

On issue at January 1, 2017	159,208,949	1,042,415	158,166,534	158,166,534
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at December 31, 2017	159,208,949	1,042,415	158,166,534	158,166,534

On issue at January 1, 2018	159,208,949	1,042,415	158,166,534	158,166,534
Issuance of shares	60,815,764	—	60,815,764	33,823,562
Purchases of treasury shares	—	545,486	(545,486)	(13,917)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	(350,000)	350,000	18,219
On issue at December 31, 2018	220,024,713	1,237,901	218,786,812	191,994,398
Diluted earnings per share
For the twelve months ended December 31, 2018, the diluted earnings per share (in USD) amount to (0.57) (2017: 0.01 and 2016: 1.29). At December 31, 2018 and December 31, 2017, 236,590 options issued under the LTIP 2015 were excluded from the calculation of the diluted weighted average number of shares because their effect would have been anti-dilutive.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 14 - Earnings per share (Continued)

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options, restricted stock units, convertible notes and PCPs were to be converted into ordinary shares.

(in shares)	2018	2017	2016
Weighted average of ordinary shares outstanding (basic)	191,994,398	158,166,534	158,262,268

Effect of Share-based Payment arrangements	—	130,523	166,789

Weighted average number of ordinary shares (diluted)	191,994,398	158,297,057	158,429,057
There are no more remaining outstanding instruments at December 31, 2018 and December 31, 2017 which can give rise to dilution, except for the Euronav stock options of LTIP 2015.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 15 - Interest-bearing loans and borrowings

(in thousands of USD)	Bank loans	Other notes	Total
More than 5 years	330,491	—	330,491
Between 1 and 5 years	635,952	—	635,952
More than 1 year	966,443	—	966,443
Less than 1 year	119,119	—	119,119
At January 1, 2017	1,085,562	—	1,085,562

New loans	326,014	150,000	476,014
Scheduled repayments	(43,743)	—	(43,743)
Early repayments	(667,250)	—	(667,250)
Other changes	508	(2,381)	(1,873)
Balance at December 31, 2017	701,091	147,619	848,710

More than 5 years	157,180	—	157,180
Between 1 and 5 years	496,550	147,619	644,169
More than 1 year	653,730	147,619	801,349
Less than 1 year	47,361	—	47,361
Balance at December 31, 2017	701,091	147,619	848,710

	Bank loans	Convertible and other Notes	Total
More than 5 years	157,180	—	157,180
Between 1 and 5 years	496,550	147,619	644,169
More than 1 year	653,730	147,619	801,349
Less than 1 year	47,361	—	47,361
At January 1, 2018	701,091	147,619	848,710

New loans	973,550	—	973,550
Scheduled repayments	(84,493)	—	(84,493)
Early repayments (Note 24)	(825,691)	(205,710)	(1,031,401)
Acquisitions through business combinations (Note 24)	1,106,736	205,710	1,312,446

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 15 - Interest-bearing loans and borrowings (Continued)

Other changes (Note 24)	(311,191)	547	(310,644)
Balance at December 31, 2018	1,560,002	148,166	1,708,168

More than 5 years	433,662	—	433,662
Between 1 and 5 years	987,803	148,166	1,135,969
More than 1 year	1,421,465	148,166	1,569,631
Less than 1 year	138,537	—	138,537
Balance at December 31, 2018	1,560,002	148,166	1,708,168
The amounts shown under "New Loans" and "Early Repayments" include drawdowns and repayments under revolving credit facilities during the year.
Bank Loans
On October 13, 2014, the Group entered into a USD 340.0 million senior secured credit facility with a syndicate of banks. Borrowings under this facility have been used to partially finance the acquisition of the four (4) modern Japanese built VLCC vessels ('the VLCC Acquisition Vessels') from Maersk Tankers Singapore Pte Ltd and to repay USD 153.1 million of outstanding debt and retire the Group's USD 300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a USD 148.0 million non-amortizing revolving credit facility and (ii) a USD 192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora, Hojo, Hakone, Hirado and Hakata. On October 22, 2014 a first drawdown under this facility was made to repay a former USD 300 million secured loan facility, followed by additional drawdowns on December 22, 2014 and December 23, 2014 for an amount of 60.3 million and 50.3 million following the delivery of the Hojo and Hakone respectively. On March 3, 2015 and April 13, 2015 additional drawdowns of 53.4 million and 50.4 million were made following the delivery of the Hirado and Hakata respectively. As of December 31, 2018 and December 31, 2017, the outstanding balances on this facility were USD 184.8 million and USD 111.7 million, respectively.
On August 19, 2015, the Group entered into a USD 750.0 million senior secured amortizing revolving credit facility with a syndicate of banks. The facility is available for the purpose of (i) refinancing 21 vessels; (ii) financing four newbuilding VLCCs vessels as well as (iii) Euronav's general corporate and working capital purposes. The credit facility will mature on 1 July 2022 and carries a rate of LIBOR plus a margin of 195 bps. As of December 31, 2018 and December 31, 2017, the outstanding balances under this facility were USD 165.0 million and USD 330.0 million, respectively. This facility is currently secured by 17 of our wholly-owned vessels.
On November 9, 2015, the Group entered into a USD 60.0 million unsecured revolving credit facility which will mature on November 9, 2020 carrying a rate of LIBOR plus a margin of 2.25%. As of December 31, 2018 and December 31, 2017, there were no outstanding balances under this facility.
On June 2, 2016, the Group entered into a share swap and claim transfer agreement (see Note 24) whereby as of that date, Fiorano Shipholding Ltd. and Larvotto Shipholding Ltd. were fully consolidated and all assets acquired and liabilities assumed were recognized. Their respective loans were related to, and were secured by, the vessels owned by Fiorano and Larvotto at the date of the aforementioned transaction. As of December 31, 2018 and December 31, 2017, the outstanding balances on these facilities were USD 0.0 million and 48.7 million, respectively. Both loan facilities were repaid in full on September 25, 2018 and December 11, 2018, respectively.
On December 16, 2016, the Group entered into a USD 409.5 million senior secured amortizing revolving credit facility for the purpose of refinancing 11 vessels as well as Euronav's general corporate purposes. The credit facility was used to refinance the USD 500 million senior secured credit facility dated March 25, 2014 and will mature on January 31, 2023 carrying a rate of LIBOR plus a margin of 2.25%. As of December 31, 2018 and December 31, 2017, the outstanding balances on this facility were USD 150 million and 118.0 million, respectively. The credit facility is secured by the aforementioned 11 vessels.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 15 - Interest-bearing loans and borrowings (Continued)

On January 30, 2017, the Group signed a loan agreement for a nominal amount of USD 110.0 million with the purpose of financing the Ardeche and the Aquitaine, as mentioned in Note 8. On April 25, 2017, following a successful syndication, the loan was replaced with a new Korean Export Credit facility for a nominal amount of USD 108.5 million with Korea Trade Insurance Corporation or “K-sure” as insurer. The new facility is comprised of (i) a USD 27.1 million commercial tranche, which bears interest at LIBOR plus a margin of 1.95% per annum and (ii) a USD 81.4 million tranche insured by K-sure which bears interest at LIBOR plus a margin of 1.50% per annum. The facility is repayable over a term of 12 years, in 24 installments at successive six month intervals, each in the amount of USD 3.6 million together with a balloon installment of USD 21.7 million payable with the 24th installment on January 12, 2029. The K-sure insurance premium and other related transaction costs for a total amount of USD 3.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2018 and December 31, 2017, the outstanding balances on this facility were USD 97.7 million and USD 104.9 million, respectively in aggregate. This facility is secured by the VLCCs the Ardeche and the Aquitaine. The facility agreement also contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.
On March 22, 2018, the Group signed a senior secured credit facility for an amount of USD 173.6 million with Kexim, BNP and Credit Agricole Corporate and Investment bank acting also as Agent and Security Trustee. The purpose of the loan was to finance up to 70 per cent of the aggregate contract price of the four Ice Class Suezmax vessels that have been delivered over the course of 2018. The new facility was comprised of (i) a USD 69.4 million commercial tranche, which bears interest at LIBOR plus a margin of 2.0% per annum and (ii) a USD 104.2 million ECA tranche which bears interest at LIBOR plus a margin of 2.0% per annum. The commercial tranche is repayable by 24 equal consecutive semi-annual installments, each in the amount of USD 0.6 million per vessel together with a balloon installment of USD 3.5 million payable with the 24th and last installment on August 24, 2030. The ECA tranche is repayable by 24 consecutive semi-annual installments, each in the amount of USD 1.1 million per vessel and last installment on August 24, 2030. Transaction costs for a total amount of USD 1.6 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2018 the outstanding balance on this facility was USD 170.2 million in aggregate. Lenders of the facility have a put option on the 7th anniversary of the facility, for which a notice has to be served 13 months in advance requesting a prepayment of their remaining contribution. After receiving notice, the Group will have to either repay the relevant contribution on the 7th year anniversary or to transfer this contribution to another acceptable lender. The put option can only be exercised if the employment of the vessel at that time is not satisfactory to the lenders.

As a result of the business combination on June 12, 2018, Euronav assumed the USD 633.0 million senior secured loan facility from Gener8 Maritime Inc. This facility provided for term loans up to the aggregate approximate amount of USD 963.7 million, which is comprised of a tranche of term loans to be made available by a syndicate of commercial lenders up to the aggregate approximate amount of USD 282.0 million (the “Commercial Tranche”), a tranche of term loans to be fully guaranteed by the Export-Import Bank of Korea (“KEXIM”) up to the aggregate approximate amount of up to USD 139.7 million (the “KEXIM Guaranteed Tranche”), a tranche of term loans to be made available by KEXIM up to the aggregate approximate amount of USD 197.4 million (the “KEXIM Funded Tranche”) and a tranche of term loans insured by Korea Trade Insurance Corporation (“K-Sure”) up to the aggregate approximate amount of USD 344.6 million (the “K-Sure Tranche”). The Commercial Tranche with a final maturity on September 28, 2022, bears interest at LIBOR plus a margin of 2.75% per annum and is reduced in 10 remaining installments of consecutive three-month interval and a balloon repayment at maturity in 2022. The KEXIM Guaranteed Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.50% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The KEXIM Funded Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 2.60% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The K-Sure Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.70% per annum and is reduced in 39 remaining installments of consecutive three-month interval. This facility is secured by 13 of our wholly-owned vessels. As of December 31, 2018, the outstanding balance on this facility was USD 604.8 million in aggregate.

As a result of the business combination on June 12, 2018, Euronav assumed the USD 581.0 million senior secured loan facility from Gener8 Maritime Inc. This facility with a final maturity on September 3, 2020 bears interest at LIBOR plus a margin of 3.75% per annum and was reduced in 9 remaining installments of consecutive six-month interval and a final USD 77.4 million repayment is due at maturity in 2020. This facility was secured by 10 of our wholly-owned vessels and a pledge of certain of our and Gener8 Maritime Sub II vessel owning subsidiaries’ respective bank accounts. On September 17, 2018, the Group repaid this facility in full (USD -139.7 million) using a portion of the borrowings under the new USD 200.0 million senior secured credit facility.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 15 - Interest-bearing loans and borrowings (Continued)

On September 7, 2018, the Group signed a senior secured credit facility for an amount of USD 200.0 million. The Group used the proceeds of this facility to refinance all remaining indebtedness under the USD 581.0 million senior secured loan facility, the USD 67.5 million secured loan facility (Larvotto), and the USD 76.0 million secured loan facility (Fiorano). This facility is secured by 9 of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final USD 55.0 million repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.0% per annum plus applicable mandatory costs. As of December 31, 2018, the outstanding balance on this facility was USD 200.0 million.

Undrawn borrowing facilities
At December 31, 2018, Euronav and its fully-owned subsidiaries have undrawn credit line facilities amounting to USD 498.9 million committed for at least one year (2017: USD 607.4 million).

Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 15 - Interest-bearing loans and borrowings (Continued)

(in thousands of USD)				December 31, 2018			December 31, 2017
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels loan 192M	USD	libor +2.25%	2021	79,762	79,762	78,746	111,666	111,666	110,156
Secured vessels Revolving loan 148M*	USD	libor +2.25%	2021	147,559	105,000	105,000	147,559	—	—
Secured vessels Revolving loan 750M*	USD	libor +1.95%	2022	395,289	165,000	162,002	485,017	330,000	325,519
Secured vessels Revolving loan 409.5M*	USD	libor +2.25%	2023	316,060	150,000	147,541	362,780	118,000	114,634
Secured vessels loan 76M	USD	libor +1.95%	2020	—	—	—	23,563	23,563	23,563
Secured vessels loan 67.5M	USD	libor +1.5%	2020	—	—	—	25,173	25,173	25,173
Secured vessels loan 27.1M	USD	libor +1.95%	2029	26,459	26,459	24,711	26,911	26,911	24,876
Secured vessels loan 81.4M	USD	libor +1.50%	2029	71,236	71,236	70,507	78,020	78,020	77,171
Secured vessels loan 69.4M	USD	libor + 2.0%	2030	68,263	68,263	68,263	—	—	—
Secured vessels loan 104.2M	USD	libor +2.0%	2030	101,961	101,961	100,490	—	—	—
Secured vessels loan 89.7M	USD	libor +1.5%	2029	85,295	85,295	85,295	—	—	—
Secured vessels loan 221.4M	USD	libor +1.7%	2029	210,459	210,459	210,459	—	—	—
Secured vessels loan 126.8M	USD	libor +2.6%	2029	120,553	120,553	120,553	—	—	—
Secured vessels loan 195.7M	USD	libor +2.75%	2022	188,481	188,481	188,481	—	—	—
Secured vessels Revolving loan 200.0M*	USD	libor +2.0%	2025	200,000	200,000	197,955	—	—	—
Unsecured bank facility 60M	USD	libor +2.25%	2020	60,000	—	—	60,000	—	—
Total interest-bearing bank loans				2,071,375	1,572,467	1,560,002	1,320,688	713,332	701,091
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.
* The total amount available under the revolving loan Facilities depends on the total value of the fleet of tankers securing the facility.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 15 - Interest-bearing loans and borrowings (Continued)

Other notes

(in thousands of USD)				December 31, 2018			December 31, 2017
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	7.50%	2022	150,000	150,000	148,166	150,000	150,000	147,619
Total other notes				150,000	150,000	148,166	150,000	150,000	147,619

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

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC has been appointed as an additional dealer in the agreement and the maximum amount has been increased from 50 million Euro to 150 million Euro. As of December 31, 2018, the outstanding amount was USD 60.3 million or 52.7 million Euro (December 31, 2017: USD 50.0 million or 41.7 million Euro). The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The company enters into FX forward contracts to manage the currency risks related to these instruments issued in Euro compared to the USD Group functional currency. The FX contracts have the same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On December 31, 2018, the fair value of these forward contracts amounted to USD 0.5 million. The change in fair value of these derivatives was recorded in the consolidated statement of profit or loss.

Transaction and other financial costs
The heading 'Other changes' in the first table of this footnote reflects the sale of certain subsidiaries to International Seaways (see Note 24) and the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortization of such costs. In 2018, the Group recognized USD 4.2 million of amortization of financing costs. The Group recognized USD 1.6 million of directly attributable transaction costs as a deduction from the fair value of the USD 173.6 million senior secured amortizing loan facility entered into March 22, 2018 and USD 2.2 million of directly attributable transaction costs as a deduction from the fair value of the USD 200.0 million senior secured amortizing loan facility entered into September 7, 2018.
Interest expense on financial liabilities measured at amortized cost increased during the year ended December 31, 2018, compared to 2017 (2018: USD -68.0 million, 2017: USD -38.4 million). This increase was attributable to the interest on the senior unsecured bond of USD 150 million which was issued on May 31, 2017 and an increase in the average outstanding debt during the year as a result of the new credit facilities entered into 2018 and credit facilities in relation to the merger with Gener8 Maritime Inc. Other financial charges increased in 2018 compared to 2017 (2018: USD -6.8 million, 2017: USD -5.8 million) which was primarily attributable to commitment fees paid for available credit lines.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 15 - Interest-bearing loans and borrowings (Continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities			Equity
	Loans and borrowings	Other Notes	Other borrowings	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2017	1,085,562	—	—	1,388,273	120	(16,102)	515,665	2,973,518

Changes from financing cash flows
Proceeds from issue of other notes (Note 15)	—	150,000	—	—	—	—	—	150,000
Proceeds from loans and borrowings (Note 15)	326,014	—	—	—	—	—	—	326,014
Proceeds from issue of other borrowings (Note 15)	—	—	50,010	—	—	—	—	50,010
Transaction costs related to loans and borrowings (Note 15)	(3,174)	(2,700)	—	—	—	—	—	(5,874)
Repayment of borrowings (Note 15)	(710,993)	—	—	—	—	—	—	(710,993)
Dividend paid	—	—	—	—	—	—	(44,133)	(44,133)
Total changes from financing cash flows	(388,153)	147,300	50,010	—	—	—	(44,133)	(234,976)

Other changes
Liability-related
Amortization of transaction costs (Note 15)	3,682	319	—	—	—	—	—	4,001
Total liability-related other changes	3,682	319	—	—	—	—	—	4,001
Total equity-related other changes	—	—	—	—	448	—	2,090	2,538

Balance at December 31, 2017	701,091	147,619	50,010	1,388,273	568	(16,102)	473,622	2,745,081

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 15 - Interest-bearing loans and borrowings (Continued)

	Liabilities			Equity
	Loans and borrowings	Other Notes	Other borrowings	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Restated balance at January 1, 2018	701,091	147,619	50,010	1,388,273	568	(16,102)	471,877	2,743,336

Changes from financing cash flows
Proceeds from loans and borrowings (Note 15)	973,550	—	—	—	—	—	—	973,550
Proceeds from issue of other borrowings (Note 15)	—	—	10,332	—	—	—	—	10,332
Proceeds from sale of treasury shares (Note 13)	—	—	—	—	—	5,406	(3,112)	2,294
Purchase treasury shares (Note 13)	—	—	—	—	—	(3,955)	—	(3,955)
Transaction costs related to loans and borrowings (Note 15)	(3,849)	—	—	—	—	—	—	(3,849)
Repayment of borrowings (Note 15)	(910,184)	(205,710)	—	—	—	—	—	(1,115,894)
Dividend paid	—	—	—	—	—	—	(22,643)	(22,643)
Total changes from financing cash flows	59,517	(205,710)	10,332	—	—	1,451	(25,755)	(160,165)

Other changes
Liability-related
Acquisitions through business combinations (Note 24)	1,106,736	205,710	—	—	—	—	—	1,312,446
Sale of loans through disposal of subsidiaries (Note 24)	(310,968)	—	—	—	—	—	—	(310,968)
Amortization of transaction costs (Note 15)	3,626	547	—	—	—	—	—	4,173
Total liability-related other changes	799,394	206,257	—	—	—	—	—	1,005,651
Total equity-related other changes	—	—	—	553,424	(2,855)	—	(110,358)	440,211

Balance at December 31, 2018	1,560,002	148,166	60,342	1,941,697	(2,287)	(14,651)	335,764	4,029,033

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 16 - Employee benefits
The amounts recognized in the balance sheet are as follows:

(in thousands of USD)	December 31, 2018	December 31, 2017	December 31, 2016
NET LIABILITY AT BEGINNING OF PERIOD	(3,984)	(2,846)	(2,038)
Recognized in profit or loss	(616)	(827)	(261)
Recognized in other comprehensive income	120	64	(646)
Foreign currency translation differences	144	(375)	99
NET LIABILITY AT END OF PERIOD	(4,336)	(3,984)	(2,846)

Present value of funded obligation	(3,538)	(3,537)	(2,846)
Fair value of plan assets	2,970	2,760	2,117
	(568)	(777)	(729)
Present value of unfunded obligations	(3,768)	(3,207)	(2,117)
NET LIABILITY	(4,336)	(3,984)	(2,846)

Amounts in the balance sheet:
Liabilities	(4,336)	(3,984)	(2,846)
Assets	—	—	—
NET LIABILITY	(4,336)	(3,984)	(2,846)
Liability for defined benefit obligations
The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement.
One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plans - are uninsured and unfunded. The unfunded obligations include provisions in respect of LTIP 2016, LTIP 2017 and LTIP 2018 (see Note 13).
The Group expects to contribute the following amount to its defined benefit pension plans in 2019: USD 284,722.
Note 17 - Trade and other payables

(in thousands of USD)	December 31, 2018	December 31, 2017
Advances received on contracts in progress, between 1 and 5 years	402	539
Derivatives	1,049	—
Total non-current other payables	1,451	539
Trade payables	16,266	19,274
Accrued expenses	42,524	22,518
Accrued payroll	5,595	3,596
Dividends payable	146	160
Accrued interest	10,833	1,762
Deferred income	7,754	10,020
Other payables	4,107	4,025
Total current trade and other payables	87,225	61,355
The derivatives relate to the interest rate swap derivatives in connection to the USD 173.6 million facility related to the two Suezmaxes Cap Quebec and Cap Pembroke.

The increase in accrued expenses is mainly related to a higher proportion of vessels on the spot market and a higher number of bunkers already delivered in 2018 but not invoiced yet.

The increase in accrued payroll is mainly due to the merger with Gener8 Maritime Inc. (see Note 24).

The increase in accrued interest is related to the new credit facilities entered into 2018.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

Note 18 - Financial instruments - Fair values and risk management

The effect of initially applying IFRS 9 on the Group's financial instruments is described in Note 1. Due to the transition method chosen, comparative information has not been restated to reflect the new requirements.

Accounting classifications and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2017
Financial assets measured at fair value
Forward exchange contracts	467	—	—	467	—	467	—	467
	467	—	—	467

Financial assets not measured at fair value
Non-current receivables (Note 10)	—	160,352	—	160,352	—	—	128,427	128,427
Trade and other receivables * (Note 11)	—	112,000	—	112,000	—	—	—	—
Cash and cash equivalents (Note 12)	—	143,648	—	143,648	—	—	—	—
	—	416,000	—	416,000

Financial liabilities not measured at fair value
Secured bank loans (Note 15)		—	701,091	701,091	—	706,056	—	706,056
Unsecured other notes (Note 15)	—	—	147,619	147,619	149,630	—	—	149,630
Unsecured other borrowings (Note 15)	—	—	50,010	50,010	—	—	—	—
Trade and other payables * (Note 17)		—	51,335	51,335	—	—	—	—
Advances received on contracts (Note 17)		—	539	539	—	—	—	—
		—	950,594	950,594

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2018
Financial assets measured at fair value
Forward exchange contracts (Note 15)	484	—	—	484	—	484	—	484
Interest rate swaps (Note 10)	7,205	—	—	7,205	—	7,205	—	7,205
Forward cap contracts (Note 10)	725	—	—	725	—	725	—	725
Non-current assets held for sale (Note 3)	—	42,000	—	42,000	—	42,000	—	42,000
	8,414	42,000	—	50,414
Financial assets not measured at fair value
Non-current receivables (Note 10)	—	30,728	—	30,728	—	—	26,047	26,047
Trade and other receivables * (Note 11)	—	263,186	—	263,186	—	—	—	—
Cash and cash equivalents (Note 12)	—	173,133	—	173,133	—	—	—	—
	—	467,047	—	467,047

Financial liabilities measured at fair value
Interest rate swaps	1,049	—	—	1,049	—	1,049	—	1,049
	1,049	—	—	1,049

Financial liabilities not measured at fair value
Secured bank loans (Note 15)	—	—	1,560,002	1,560,002	—	1,575,196	—	1,575,196
Unsecured other notes (Note 15)	—	—	148,166	148,166	144,156	—	—	144,156
Unsecured other borrowings (Note 15)	—	—	60,342	60,342	—	—	—	—
Trade and other payables * (Note 17)	—	—	79,442	79,442	—	—	—	—
Advances received on contracts (Note 17)	—	—	402	402	—	—	—	—
	—	—	1,848,354	1,848,354

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 11), deferred income and VAT payables (included in other payables) (see Note 17), which are not financial assets (liabilities) are not included.
Measurement of fair values
Valuation techniques and significant unobservable inputs

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2022, and the trading price on December 26, 2018. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Forward exchange contracts
Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.
Not applicable

Interest rate swaps
Swap models: the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates.
Not applicable

Forward cap contracts
Fair values for both the derivative and the hypothetical derivative will be determined based on a software used to calculate the net present value of the expected cash flows using LIBOR rate curves, futures and basis spreads.
Not applicable

Non-current assets held for sale	Sales price	Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Non-current receivables (consisting primarily of shareholders' loans)	Discounted cash flow	Discount rate and forecasted cash flows
Other financial liabilities (consisting of secured and unsecured bank loans)	Discounted cash flow	Discount rate
Other financial notes (consisting of unsecured notes)	Not applicable	Not applicable
Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2017 and 2018.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

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
Credit risk
Trade and other receivables
The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. In particular, the one client representing 7% each of the Tankers segment's total revenue in 2018 (see Note 2) only represented 0.54% of the total trade and other receivables at December 31, 2018 (2017: one client representing 0.03%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
The ageing of current trade and other receivables is as follows:

(in thousands of USD)	2018	2017
Not past due	262,795	124,243
Past due 0-30 days	19,463	2,071
Past due 31-365 days	20,169	9,784
More than one year	3,299	699
Total trade and other receivables	305,726	136,797

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

Past due amounts are not impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2018 52.24% (2017: 45.37%) of the total current trade and other receivables relate to TI Pool which are paid after completion of the voyages but which only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness is very high. Amounts not past due are also with customers with very high credit worthiness and are therefore not credit impaired.
Non-current receivables
Non-current receivables mainly consist of shareholder's loans to joint ventures (see Note 10). As at December 31, 2018 and December 31, 2017, these receivables had no maturity date and were not impaired.
Cash and cash equivalents
The Group held cash and cash equivalents of USD 173.1 million at December 31, 2018 (2017: USD 143.6 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 12).
Derivatives
Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.
Guarantees
The Group's policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 31, 2018, the Group has issued a guarantee to certain banks in respect of the new credit facilities entered into 2018 which were granted to 2 joint ventures (see Note 25). At December 31, 2017, there were no outstanding guarantees towards joint ventures.

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

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

The following are the remaining contractual maturities of financial liabilities

	Contractual cash flows December 31, 2017
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 15)	848,710	1,009,508	83,039	750,722	175,747
Other borrowings (Note 15)	50,010	50,010	50,010
Current trade and other payables * (Note 17)	51,335	51,335	51,335	—	—
Non-current other payables (Note 17)	—	—	—	—	—
	950,055	1,110,853	184,384	750,722	175,747

Derivative financial liabilities
Interest rate swaps (Note 17)	—	—	—	—	—
Forward exchange contracts (Note 17)	—	—	—	—	—
	—	—	—	—	—

	Contractual cash flows December 31, 2018
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 15)	1,708,168	2,034,794	364,122	1,176,317	494,355
Other borrowings (Note 15)	60,342	60,342	60,342	—	—
Current trade and other payables * (Note 17)	79,471	79,471	79,471	—	—
Non-current other payables (Note 17)	—	—	—	—	—
	1,847,981	2,174,607	503,935	1,176,317	494,355

Derivative financial liabilities
Interest rate swaps (Note 17)	—	2,627	461	1,628	538
Forward exchange contracts (Note 17)	—	—	—	—	—
	—	2,627	461	1,628	538

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

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
Every increase (decrease) of 1,000 USD on the spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)	2018		2017		2016
	Profit or loss		Profit or loss		Profit or loss
	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	19,332	(19,323)	13,420	(13,420)	14,140	(14,140)
Interest rate risk
Euronav interest rate management general policy is to borrow at floating interest rates based on LIBOR plus a margin. The Euronav Corporate Treasury Department monitors the Group's interest rate exposure on a regular basis. From time to time and under the responsibility of the Chief Financial Officer, different strategies to reduce the risk associated with fluctuations in interest rates can be proposed to the Board of Directors for their approval. In the past the Group hedged part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group may use various interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2018, the Group had such instruments in place (December 31, 2017: no instruments) and approximately 50% of the floating interest rates have been hedged.
At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

(in thousands of USD)	2018	2017
FIXED RATE INSTRUMENTS
Financial assets	—	—
Financial liabilities	148,166	147,619
	148,166	147,619

VARIABLE RATE INSTRUMENTS
Financial liabilities	1,620,344	751,101
	1,620,344	751,101
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

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

	Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease
December 31, 2016
Variable rate instruments	(5,315)	5,315	—	—
Interest rate swaps	—	—	—	—
Cash Flow Sensitivity (Net)	(5,315)	5,315	—	—

December 31, 2017
Variable rate instruments	(4,685)	4,685	—	—
Interest rate swaps	—	—	—	—
Cash Flow Sensitivity (Net)	(4,685)	4,685	—	—

December 31, 2018
Variable rate instruments	(4,238)	4,238	—	—
Interest rate swaps	—	—	6,201	(6,116)
Cash Flow Sensitivity (Net)	(4,238)	4,238	6,201	(6,116)

Currency risk
The Group policy is to monitor its material non-functional currency transaction exposure so as to allow for natural coverage (revenues in the same currency than the expenses) whenever possible. When natural coverage is not deemed reasonably possible (for example for long term commitments), the Company manages its material non-functional currency transaction exposure on a case-by-case basis, either by entering into spot foreign currency transactions, foreign exchange forward, swap or option contracts. The Group's exposure to currency risk is related to its operating expenses expressed in Euros and to Treasury Notes denominated in Euros. In 2018 about 12.85% (2017: 16.49% and 2016: 17.40%) of the Group's total operating expenses were incurred in Euros. Revenue and borrowings are expressed in USD only, except for instruments issued under the Treasury Notes Program (Note 15).

(in thousands of USD)	December 31, 2018		December 31, 2017		December 31, 2016
	EUR	USD	EUR	USD	EUR	USD
Trade payables	(6,311)	(9,955)	(7,891)	(11,383)	(8,725)	(9,383)
Operating expenses	(89,761)	(608,754)	(89,289)	(452,113)	(92,608)	(440,830)
Treasury Notes	(60,342)	—	(50,010)	—	—	—
For the average and closing rates applied during the year, we refer to Note 27.
In the past, Euronav had entered into an agreement with a third party financial advisor with the aim to manage the risk from adverse movements in EUR/USD exchange rates. The program used a financial trading strategy called Currency Overlay Management Strategy which managed the equivalent of EUR 40.0 million exposures on a yearly basis. The currency overlay

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

manager conducted foreign-exchange hedging by selectively placing and removing hedges to achieve the objectives set by us. On July 29, 2016, Euronav terminated this agreement. As such there is no impact of this program on the Group's consolidated statement of profit or loss for the year ending December 31, 2018 (2017: no impact and 2016: loss of USD 0.9 million).
Sensitivity analysis
A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2018	2017	2016
Equity	491	211	532
Profit or loss	(7,888)	(7,113)	(10,025)
A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect to the amounts shown above, on the basis that all the other variables remain constant.
Cash flow hedges
At December 31, 2018, the Group held the following instruments to hedge exposures to changes in interest rates.

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(23,895)	(23,921)	(199,565)
Average fixed interest rate	1.95%	1.95%	1.95%

At December 31, 2018, the Group has 2 forward interest cap options with a notional amount of USD 200.0 million starting on October 1, 2020.

At December 31, 2017, the Group held no instruments to hedge exposures to changes in interest rates.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

The amounts at the reporting date relating to items designated as hedged items were as follows.

(in thousands of USD)	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve

Interest rate risk
Variable-rate instruments	2,191	(2,191)
Cap option	507	(507)

The amounts relating to items designated as hedging instruments and hedge ineffectiveness were as follows.

	2018				During the period 2018
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	707,871	7,205	1,049	Receivables, other payables	(2,191)	(2,783)	Finance expenses
Forward cap options	200,000	725	—	Receivables	(507)	(7)	Finance expenses

During 2018, no amounts were reclassified from hedging reserve to profit or loss.

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting.

(in thousands of USD)	Hedging reserve

Balance at January 1, 2018	—
Cash flow hedges
Change in fair value interest rate risk	(2,698)
Balance at December 31, 2018	(2,698)

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

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
Further, the Group's loan facilities generally include an asset protection clause whereby the fair market value of collateral vessels should be at least between 125% and 145% of the aggregate principal amount outstanding under the respective loan.
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

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 18 - Financial instruments - Fair values and risk management (Continued)

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
As of December 31, 2018, December 31, 2017 and December 31, 2016, the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2018, as described above:

1.	current assets on a consolidated basis (including available credit lines of USD 498.9 million) exceeded current liabilities by USD 741.1 million

2.	aggregated cash was USD 672.0 million

3.	cash was USD 173.1 million

4.	ratio of Stockholders' Equity to Total Assets was 54.8%
In the course of 2017, the Company updated its dividend policy which is still applied in 2018.

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
As part of its capital allocation strategy, Euronav has the option of buying its own shares back should the Board and Management believe that there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of USD 0.12 per share paid each year. On December 31, 2018, the Company had purchased 545,486 of its own shares on Euronext Brussels. Following these transactions, the Company owned 1,237,901 own shares (0.56% of the total outstanding shares) at year-end.
The Company started buying back shares on December 19, 2018 and has announced several additional share buybacks since January 2, 2019. Euronav may continue to buy back its own shares opportunistically. The extent to which it does and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 19 - Operating leases (Continued)

Note 19 - Operating leases
Leases as lessee
Future minimum lease payments
The Group leases in some of its vessels under time charter and bare boat agreements (operating leases). The future minimum lease payments with an average duration of 3 years under non-cancellable leases are as follows:

(in thousands of USD)	December 31, 2018	December 31, 2017
Less than 1 year	(32,120)	(32,120)
Between 1 and 5 years	(63,404)	(95,524)
More than 5 years	—	—

Total future lease payments	(95,524)	(127,644)
Options to extend the charter period, if any, have not been taken into account when calculating the future minimum lease payments.
The Group entered into five year leaseback agreement for four VLCCs on December 16, 2016. The sale of the vessels occurred on December 22, 2016 and the charter period has a duration of 5 years, therefore ending on December 22, 2021. Under these leaseback agreements there is a seller's credit of USD 4.5 million of the sale price that becomes immediately due and payable by the owners upon sale of the vessel during the charter period and shall be paid out of the sales proceeds. It also becomes due to the extent of 50% of the (positive) difference between the fair market value of the vessels at the end of the leaseback agreements and USD 17.5 million (for the oldest VLCC) or USD 19.5 million (for the other vessels). Furthermore, the Group provides a residual guarantee to the owners in the aggregate amount of up to USD 20.0 million in total at the time of redelivery of the four vessels. The parties also agreed a profit split, if the vessel is sold at charter expiry they shall share the net proceeds of the sale, 75% for owners and 25% for charterers, between USD 26.5 million and USD 32.5 million (for the oldest VLCC) or between USD 28.5 million and USD 34.5 million (for the other vessels).
The Group analyzed the classification of the leaseback agreements based on the primary lease classification criteria and the supplemental indicators in IAS 17, and determined that these agreements qualified as operating leases.
The future minimum lease payments under non-cancellable operating lease rentals for office space and company cars with an average duration of 3 years are payable as follows:

(in thousands of USD)	December 31, 2018	December 31, 2017
Less than 1 year	(4,213)	(2,287)
Between 1 and 5 years	(15,757)	(7,224)
More than 5 years	(4,810)	(1,227)

Total non-cancellable operating lease rentals	(24,780)	(10,738)
Due to the merger with Gener8 Maritime Inc., the lease rentals for office space as at December 31, 2018 include the leased office in New York (see Note 20).
Amounts recognized in profit and loss

(in thousands of USD)	2018	2017	2016
Bareboat charter	(31,120)	(31,111)	(792)
Time charter	6	(62)	(16,921)
Office rental	(3,484)	(2,136)	(2,219)

Total recognized in profit and loss	(34,598)	(33,309)	(19,932)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 19 - Operating leases (Continued)

Leases as lessor
Future minimum lease receivables
The Group leases out some of its vessels under time charter agreements (operating leases). The future minimum lease receivables with an average duration of 4 years under non-cancellable leases are as follows:

(in thousands of USD)	December 31, 2018	December 31, 2017
Less than 1 year	151,039	103,007
Between 1 and 5 years	394,721	147,967
More than 5 years	113,721	31,793

Total future lease receivables	659,482	282,767
The amounts shown in the table above include the Group's share of operating leases of joint ventures.
On some of the abovementioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.
At December 31, 2018, Euronav and its subsidiaries, without joint ventures, have future minimum lease receivables less than one year of USD 53.1 million (2017: USD 54.4 million), future minimum lease receivables between 1 and 5 years of USD 133.1 million (2017: USD 0 million) and future minimum lease receivables of more than 5 years of USD 113.7 million (2017: USD 0.0 million).
Following the rationalization of the TI Pool structure in 2017 (see Note 23), Tankers International Ltd. ("TIL") became the disponent owner of all of the vessels in the TI Pool as all the vessels are now time chartered with a duration of 1 year to TIL at a floating rate equivalent to the average spot rate achieved by the pool times the pool points assigned to each vessel. At December 31, 2018, 41 of our VLCC vessels were employed in the TI Pool under such floating time charters. Given the variable nature of the time charter rates, there are no minimum lease receivables for these contracts and therefore, these floating time charters are not included in the table above.

The future minimum lease receivables under non-cancellable operating lease rentals for office space with an average duration of 5 years are receivable as follows:

(in thousands of USD)	December 31, 2018	December 31, 2017
Less than 1 year	1,741	726
Between 1 and 5 years	8,918	2,903
More than 5 years	3,216	233

Total future lease receivables	13,876	3,862
The above operating lease rentals receivable relate entirely to the Group's leased offices for Euronav UK and Gener8 Maritime Subsidiary II Inc. Euronav UK has sublet part of the office space to four different subtenants, starting in 2014 and Gener8 Maritime Subsidiary II Inc. has sublet their entire office starting in December 2018.
Amounts recognized in profit and loss

(in thousands of USD)	2018	2017	2016
Bareboat charter	—	—	—
Time charter	75,238	118,705	140,227
Office rental	846	840	878

Total recognized in profit and loss	76,084	119,545	141,105

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 20 - Provisions and contingencies

(in thousands of USD)	Onerous contract	Total

Balance at January 1, 2018	—	—

Assumed in a business combination (Note 24)	5,303	5,303
Provisions used during the year	(38)	(38)
Balance at December 31, 2018	5,265	5,265

Non-current	4,288	4,288
Current	977	977
Total	5,265	5,265

In 2004, Gener8 Maritime Subsidiary II Inc. entered into a non-cancellable lease for office space. This lease started on December 1, 2004 and would have expired on September 30, 2020. On July 14, 2015 this lease was extended for an additional 5 years until September 30, 2025. The facilities have been sub-let for the remaining lease term, but changes in market conditions have meant that the rental income is lower than the rental expense. The obligation for the future payments, net of expected rental income, has been provided for.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

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

(in thousands of EUR)	2018	2017	2016
Total remuneration	1,035	1,015	1,145
The Remuneration Committee annually reviews the remuneration of the members of the Executive Committee. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

(in thousands of EUR)	2018	2017	2016
Total fixed remuneration	1,231	1,176	1,175
of which
Cost of pension	39	35	35
Other benefits	75	58	57

Total variable remuneration	1,153	1,331	1,042
of which
Share-based payments	299	597	351
All amounts mentioned refer to the Executive Committee in its official composition throughout 2018.
The remuneration of the CEO can be summarized as follows:

(in thousands of GBP)	2018	2017	2016
Total fixed remuneration	537	407	405
of which
Cost of pension	—	—	—
Other benefits	40	13	11

Total variable remuneration	1,866	528	437
of which
Share-based payments	118	233	171
Within the framework of a stock option plan, the board of directors has granted on December 16, 2013 options on its 1,750,000 treasury shares to the members of the Executive Committee for no consideration but with conditions (see Note 22). 525,000 options were granted to the CEO and 1,225,000 options were granted to the other members of the Executive Committee. The exercise price of the options is EUR 5.7705. All of the beneficiaries have accepted the options granted to them. In 2016 the Company bought back 692,415 shares and delivered 116,667 shares upon the exercise of share options. In 2018 the Company bought back 545,486 shares and delivered 350,000 shares upon the exercise of share options. In addition, the board of directors has granted on February 12, 2015 236,590 options and 65,433 restricted stock units within the framework of a long term incentive plan. Vested stock options may be exercised until 13 years after the grant date. As of December 31, 2018, all the stock options remained outstanding but all RSUs were exercised in 2018. On February 2, 2016, the board of directors granted 54,616 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary. On February 9, 2017 the board of directors granted 66,449 phantom stock units within the framework

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 21 - Related parties (Continued)

of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. On February 16, 2018 the board of directors granted 154,432 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award (see Note 22).

Relationship with CMB
In 2004, Euronav split from Compagnie Maritime Belge (CMB). CMB renders some administrative and general services to Euronav. In 2018 CMB invoiced a total amount of USD 1,151 (2017: USD 34,928 and 2016: USD 17,731).
Properties
The Group leases office space in Belgium from Reslea N.V., an entity jointly controlled by CMB and Exmar. Under this lease, the Group paid an annual rent of USD 185,326 in 2018 (2017: USD 179,079 and 2016: USD 175,572). This lease expires on August 31, 2021.
The Company subleases office space in its London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated 25 September 2014, with Tankers (UK) Agencies Limited, a 50-50 joint venture with International Seaways. Under this sublease, the Company received in 2018 a rent of USD 227,089 (2017: USD 218,894 and 2016: USD 232,882). This sublease expires on April 27, 2023.
Registration Rights
On January 28, 2015 the Group entered into a registration rights agreement with companies affiliated with our former Vice Chairman, Marc Saverys, or the Saverco Shareholders.

Pursuant to the registration rights agreement, each of the Saverco Shareholders as a group were able to piggyback on the others’ demand registration. The Saverco Shareholders were only treated as having made their request if the registration statement for such shareholder group’s shares was declared effective. Once Euronav is eligible to do so, commencing 12 calendar months after the Ordinary Shares had been registered under the Exchange Act, the Saverco Shareholders could require Euronav to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Saverco Shareholders could also exercise piggyback registration rights to participate in certain registrations of ordinary shares by Euronav. All expenses relating to the registrations, including the participation of Euronav's executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, can be borne by Euronav. The registration rights agreement also contained provisions relating to indemnification and contribution. There were no specified financial remedies for non-compliance with the registration rights agreement. At December 31, 2018, no rights were exercised by any of the parties under the registration rights agreement.
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
Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 21 - Related parties (Continued)

As of end for the year ended December 31, 2017
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income
TI Africa Ltd	30	50	100,115	372	—
TI Asia Ltd	130	—	62,647	372	—
Kingswood Co. Ltd	—	—	—	—	1,250
Tankers Agencies (UK) Ltd	134	137	—	—	—
Total	294	187	162,762	744	1,250

As of end for the year ended December 31, 2018
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	66	25	28,665	381	—
TI Asia Ltd	79	—	—	381	—
Tankers Agencies (UK) Ltd	—	70	—	—	—
Tankers International LLC	46	—	—	—	—
Total	191	95	28,665	762	—
Guarantees
The Group provided guarantees to financial institutions that provided credit facilities to joint ventures of the Group. As of December 31, 2018, the total amount outstanding under these credit facilities was USD 186.1 million, of which the Group guaranteed 93.0 million. As of December 31, 2017, there were no outstandings under JV loan agreements and there were no guarantees (see Note 25).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 22 - Share-based payment arrangements
Description of share-based payment arrangements:
At December 31, 2018, the Group had the following share-based payment arrangements:
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
In addition, 50% of the options can only be exercised at the earliest if the shares of the Group are admitted for listing in a recognized US listing exchange platform (the "listing event"). The other 50% can only be exercised 1 year after the listing event. If the Group's shares had not been listed on a US listing exchange, then only 2/3 of the shares would be exercisable and would had to meet the first 2 vesting conditions listed above.
Long term incentive plan 2015 (Cash-settled)
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years at anniversary date and 60% in the form of restricted stock units ('RSU's'), which will be paid out in cash with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. In the course of 2018, this long term incentive plan has been converted into a cash-settled plan. As of December 31, 2018, all the stock options remained outstanding but all RSU's were exercised.
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

Long term incentive plan 2018 (Cash-settled)
The Group's Board of Directors implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 22 - Share-based payment arrangements (Continued)

will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018.

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
The fair value of the RSUs under the 2015 LTIP was measured with reference to the Euronav share price at the grant date. All the RSUs under the LTIP 2015 and the remaining options under the sahre option program were exercised in 2018.
The liability in respect of its obligations under the LTIP 2016, LTIP 2017 and LTIP 2018 is measured based on the Company's share price at the reporting date and taking into account the extent to which the services have been rendered to date. One-third of the phantom stocks granted on February 2, 2016 was vested on the second anniversary, 36,411 phantom stocks remained outstanding as of December 31, 2018. All of the phantom stocks granted on February 9, 2017 and February 16, 2018 respectively, remained outstanding as of December 31, 2018. The Company's share price was EUR 10.613 at the grant date of the LTIP 2016, EUR 7.268 at the grant date of the LTIP 2017 and EUR 7.237 at the grant date of the LTIP 2018, and was EUR 6.22 as at December 31, 2018.
Expenses recognized in profit or loss
For details on related employee benefits expenses see Note 5 and Note 16. The expenses related to the LTIP 2016, LTIP 2017 and LTIP 2018 (USD 0.5 million) are included in the Provision for employee benefits.
Reconciliation of outstanding share options
The number and weighted-average exercise prices of options under the 2013 share option program and the 2015 LTIP are as follows:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 22 - Share-based payment arrangements (Continued)

(figures in EUR)	Number of options 2018	Weighted average exercise price 2018	Number of options 2017	Weighted average exercise price 2017
Outstanding at January 1	586,590	7.495	586,590	7.495
Forfeited during the year	0	0	0	0
Exercised during the year	(350,000)	7.335	0	0
Granted during the year	0	0	0	0
Outstanding at December 31	236,590	7.732	586,590	7.495
Vested at December 31	236,590	0	507,726	0
In 2018 the Company bought back 545,486 shares and delivered 350,000 shares upon the exercise of share options under the 2013 program. In 2017 Euronav did not buy back or dispose of any own shares.
The weighted-average share price at the date of exercise for the share options exercised in 2018 was EUR 7.335.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 23 - Group entities

	Country of incorporation	Consolidation method	Ownership interest
			December 31, 2018	December 31, 2017	December 31, 2016
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%

Subsidiaries
Euronav Tankers NV	Belgium	full	100.00%	100.00%	100.00%
Euronav Shipping NV	Belgium	full	100.00%	100.00%	100.00%
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Antwerp (branch office)
Euronav Ship Management Ltd	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore	Singapore	full	100.00%	100.00%	100.00%
Fiorano Shipholding Ltd	Hong Kong	full	NA	100.00%	100.00%
Larvotto Shipholding Ltd	Hong Kong	full	NA	100.00%	100.00%
Euronav MI II Inc	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Maritime Subsidiary II Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Maritime Management LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Maritime Subsidiary V Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Maritime Subsidiary VIII Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Maritime Subsidiary Inc.	Marshall Islands	full	100.00%	NA	NA
GMR Zeus LLC	Marshall Islands	full	100.00%	NA	NA
GMR Atlas LLC	Marshall Islands	full	100.00%	NA	NA
GMR Hercules LLC	Marshall Islands	full	100.00%	NA	NA
GMR Ulysses LLC	Marshall Islands	full	100.00%	NA	NA
GMR Posseidon LLC	Marshall Islands	full	100.00%	NA	NA
Victory Ltd.	Bermuda	full	100.00%	NA	NA
Vision Ltd.	Marshall Islands	full	100.00%	NA	NA
GMR Spartiate LLC	Marshall Islands	full	100.00%	NA	NA
GMR Maniate LLC	Marshall Islands	full	100.00%	NA	NA
GMR St Nikolas LLC	Marshall Islands	full	100.00%	NA	NA
GMR George T LLC	Marshall Islands	full	100.00%	NA	NA
GMR Kara G LLC	Liberia	full	100.00%	NA	NA
GMR Harriet G LLC	Liberia	full	100.00%	NA	NA
GMR Orion LLC	Marshall Islands	full	100.00%	NA	NA
GMR Argus LLC	Marshall Islands	full	100.00%	NA	NA
GMR Spyridon LLC	Marshall Islands	full	100.00%	NA	NA
GMR Horn LLC	Marshall Islands	full	100.00%	NA	NA
GMR Phoenix LLC	Marshall Islands	full	100.00%	NA	NA
GMR Strength LLC	Liberia	full	100.00%	NA	NA
GMR Daphne LLC	Marshall Islands	full	100.00%	NA	NA

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 23 - Group entities (Continued)

GMR Defiance LLC	Liberia	full	100.00%	NA	NA
GMR Elektra LLC	Marshall Islands	full	100.00%	NA	NA
Companion Ltd.	Bermuda	full	100.00%	NA	NA
Compatriot Ltd.	Bermuda	full	100.00%	NA	NA
Consul Ltd.	Bermuda	full	100.00%	NA	NA
GMR Agamemnon LLC	Liberia	full	100.00%	NA	NA
Gener8 Neptune LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Athena LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Apollo LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Ares LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Hera LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Constantine LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Oceanus LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Nestor LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Nautilus LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Macedon LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Noble LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Ethos LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Perseus LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Theseus LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Hector LLC	Marshall Islands	full	100.00%	NA	NA
Gener8 Strength Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Supreme Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Andriotis Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Militiades Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Success Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Chiotis Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Tankers 1 Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Tankers 2 Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Tankers 3 Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Tankers 4 Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Tankers 5 Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Tankers 6 Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Tankers 7 Inc.	Marshall Islands	full	100.00%	NA	NA
Gener8 Tankers 8 Inc.	Marshall Islands	full	100.00%	NA	NA

Joint ventures
Kingswood Co. Ltd	Marshall Islands	equity	50.00%	50.00%	50.00%
TI Africa Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
TI Asia Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Tankers Agencies (UK) Ltd	UK	equity	50.00%	50.00%	NA
Tankers International LLC	Marshall Islands	equity	50.00%	50.00%	NA

Associates
Tankers International LLC	Marshall Islands	equity	NA	NA	40.00%
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
In the fourth quarter of 2017, Euronav NV incorporated a new subsidiary, Euronav MI Inc.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 23 - Group entities (Continued)

In 2017, the corporate structure of Tankers International pool (“TI Pool”) was rationalized. Under the new structure, the shares of Tankers UK Agencies (“TUKA”), fully held at the time by Tankers International LLC (“TI LLC”), an entity incorporated under the laws of the Marshall Islands, were distributed to the two remaining founding members of the TI Pool (namely Euronav NV and International Seaways INC), to form a 50-50 joint venture.

Further, following the withdrawal in December 2017 of one of its members, TI LLC, which was previously an associate of the Group, became a joint venture of the Group as from that time.

Additionally, a new company, Tankers International Ltd. ("TIL"), was incorporated under the laws of the United Kingdom, and is fully owned by TUKA. TIL is the disponent owner of all of the vessels in the TI Pool as all the vessels are now time chartered to TIL at a floating rate equivalent to the average spot rate achieved by the pool times the pool points assigned to each vessel.

This new structure allowed the TI Pool to arrange for a credit line financing in order to lower the working capital requirement for the Pool participants which potentially can attract additional pool participants.

At December 31, 2018, the Group held 50% of the voting rights in TUKA but held 61% of the outstanding shares that participate in the result of the entity.

At December 31, 2018, the Group held 50% of the voting rights in TI LLC but held 59% of the outstanding shares that participate in the result of the entity.

In 2018 two subsidiaries, Fiorano Shipholding Ltd and Larvotto Shipholding Ltd were dissolved.

Due to the merger with Gener8 Maritime Inc. on June 12, 2018 as set out in Note 24, the Group acquired new subsidiaries. Those subsidiaries were used by Gener8 mostly as SPV to own individual vessels. All of the vessels have been transferred to Euronav NV in 2018. The Group intends to liquidate a majority of those subsidiaries as soon as possible.

The Group holds 100% of the voting rights in all of its subsidiaries.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 24 - Business combinations
On May 20, 2016, the Group announced the termination of the joint ventures with Bretta Tanker Holdings, Inc. covering four Suezmax vessels. Euronav assumed full ownership of the companies owning the two youngest vessels, the Captain Michael (2012 - 157,648 dwt) and the Maria (2012 - 157,523 dwt) on June 2, 2016.
Share swap
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

As a result, the Group's equity interest in both Fiorano and Larvotto increased from 50% to 100% giving the Group control of both companies. The Group no longer has an equity interest in Moneghetti and Fontvieille. Before the swap agreement, the Group accounted for the four entities using the equity method. Following the acquisition, Fiorano and Larvotto were fully consolidated as from June 2, 2016 until their liquidation in 2018.
With this transaction, the Group became the full owner of the two youngest vessels, the Captain Michael and the Maria, while Bretta has become the full owner of the Devon and the Eugenie.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
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
Merger with Gener8 Maritime, Inc. ('Gener8')
On June 11, 2018, the Group announced that Gener8's shareholders approved the merger that day between the two companies by which Gener8 became a wholly-owned subsidiary of Euronav. Gener8 Maritime Inc. a corporation incorporated under the laws of the Republic of the Marshall Islands, was a leading U.S.-based provider of international seaborne crude oil transportation services, resulting from a transformative merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, an independent vessel pool manager. General Maritime Corporation was founded in 1997 and has been an active owner and operator in the crude tanker sector. At the date of the merger, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, 6 Suezmax vessels, and 2 Panamax vessels, with an aggregate carrying capacity of approximately 7.4 million dwt, which includes 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at highly reputable shipyards.

Euronav believes that the merger will be accretive to the shareholders of both companies and is consistent with previously set expansion criteria of Euronav. The merger created the world’s leading independent crude tanker operator with 72 large crude tankers focused predominately on the VLCC and Suezmax asset classes and two FSO vessels in joint venture and provide tangible economies of scale via pooling arrangements, procurement opportunities, reduced overhead and enhanced access to capital.

Furthermore it will offer a well-capitalised, highly liquid company for investors to participate in the tanker market. and through commitment to the Tankers International Pool (a spot market-oriented tanker pool), provide the lowest commercial fees as a percentage of revenue in the sector upon closing of the merger.

The “Exchange Ratio“ of 0.7272 Euronav shares for each share of Gener8 resulted in the issuance 60,815,764 new ordinary shares on June 12, 2018. The Exchange Ratio implied a premium of 35% paid on Gener8 shares based on the closing share prices on 20 December 2017. The merger resulted in Euronav shareholders owning approximately 72% of the issued share capital of the combined entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 24 - Business combinations (Continued)

of Euronav and the fully diluted share capital of Gener8). Euronav as the combined entity remain listed on NYSE and Euronext under the symbol "EURN".
Subsequently, Euronav sold certain subsidiaries owning six VLCCs to International Seaways ("INSW") for a total cash payment of USD 141.0 million of which USD 120.0 million was received on June 14, 2018, the date of closing. The remaining balance of USD 20.9 million was paid in Q4. This sale was an important part of the wider merger with Gener8 Maritime transaction as it allows Euronav to retain leverage around a level of 50% and to retain substantial liquidity going forward. The six vessels are the Gener8 Miltiades (2016 – 301,038 dwt), Gener8 Chiotis (2016 – 300,973 dwt), Gener8 Success (2016 – 300,932 dwt), Gener8 Andriotis (2016 – 301,014 dwt), Gener8 Strength (2015 – 300,960 dwt) and Gener8 Supreme (2016 – 300,933 dwt). The assets and liabilities of these companies were recognized at fair value on the date of the closing of the merger. This fair value took into consideration the provisions of the sale and purchase agreement with INSW and accordingly, no result was recorded on this transaction.
Consideration transferred

(in USD)	Total Business combinations

Gener8 shares outstanding	83,267,426
RSU	362,613
Total Gener8 shares	83,630,039
Ratio	0.7272
Issued Euronav shares	60,815,764
Closing price Euronav on June 11, 2018	9.1

Total consideration transferred	553,423,452

Contribution to revenue and profit/loss
Since their acquisition by the Group on June 12, 2018, the acquired companies contributed revenue of USD 16.5 million and a loss of USD 43.7 million to the Group’s consolidated results for the year ended December 31, 2018. If the acquisition had occurred on 1 January 2018, management estimates that the Group’s consolidated revenue for the year ended December 31, 2018 would have been USD 665.5 million and consolidated loss for the twelve month period ended December 31, 2018 would have been USD (160.1) million. In determining these amounts, management has assumed that the fair value adjustments, that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2018.

Acquisition related costs
The Group incurred approximately USD 5.0 million relating to external legal fees, due to dilligence costs and advisory fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.

Repayment Blue mountain note
As part of the Merger Agreement and the Letter agreement between Gener8 and certain affiliates of BlueMountain Capital Management LLC, the Senior Note with a carrying value of  USD 205.7 million was prepaid on June 12, 2018. The repayment of the Senior Notes was financed in full by Euronav under its existing liquidity (cash at hands and credit facilities) (see Note 15).

Bank loans
At the time of the merger, Gener8 had three senior secured credit facilities: (i) the KEXIM Credit Agreement, (ii) the Nordea Credit Agreement and (iii) the Sinosure Credit Agreement of which the first two were assumed by Euronav in the merger and the latter was acquired by INSW when they acquired certain subsidiaries owning six VLCCs. Prior to the merger, Gener8 was not in compliance with the interest expense coverage ratio covenant for which they obtained short-term waivers from its lenders. Following the merger, the Kexim Credit Agreement was amended to align the covenants with the other senior credit facilities of the Group, resolving the non compliance. The Group, in advance negotiations to refinance the Nordea Credit Agreement, decided not to amend this senior secured credit facility and as such, given the non compliance and remaining duration of the short-term waiver, classified the entire facility as short term. On September 17, 2018, this facility was repaid in full.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 24 - Business combinations (Continued)

Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

(in thousands of USD)	Total	Gener8 Subsidiaries	INSW Subsidiaries
Vessels (Note 8)	1,704,250	1,270,250	434,000
Other tangible assets	345	345	—
Intangible assets	152	152	—
Receivables	16,750	9,599	7,151
Current assets	79,459	64,829	14,629
Cash and cash equivalents	126,288	126,288	—
Loans and borrowings (Note 15)	(1,312,446)	(1,001,478)	(310,968)
Provision onerous contracts (Note 20)	(5,303)	(5,303)	—
Current liabilities	(33,012)	(29,160)	(3,852)

Total identifiable net assets acquired	576,482	435,522	140,960

(in thousands of USD)	Fair value at acquisition date
Consideration transferred	553,423
Total identifiable net assets acquired	576,482

Bargain Purchase	23,059

The transaction resulted in a bargain purchase gain of USD 23.1 million as the fair value of assets acquired and liabilities assumed exceeded the total of the fair value of consideration paid. Euronav’s management has reassessed whether they had correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains.

Euronav’s management believes that the bargain purchase price is a direct consequence of Gener8 limited liquidity and its shares trading under the net asset value per share prior to and at the time of the agreed ratio as well as a small uptick in the fair value of the vessels between the time of the agreed exchange ratio and the date of the merger when the valuation of the vessels was assessed.

This gain was recognized in the consolidated statement of profit or loss for 2018, under the heading ‘Gain on bargain purchase’.

As at June 12, 2018, the gross contractual amounts receivable acquired amounted to USD 98.2 million and the amounts expected not to collect amounted to USD 2.0 million which gives a net amount receivable of USD 96.2 million (see table above, sum of receivables and current assets).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 25 - Equity-accounted investees

(in thousands of USD)	December 31, 2018	December 31, 2017
Assets
Interest in joint ventures	43,182	30,595
Interest in associates	—	—
TOTAL ASSETS	43,182	30,595

Liabilities
Interest in joint ventures	—	—
Interest in associates	—	—
TOTAL LIABILITIES	—	—
Associates

(in thousands of USD)	December 31, 2018	December 31, 2017
Carrying amount of interest at the beginning of the period	—	1,546
Group's share of profit (loss) for the period	—	149
Dividend in kind (shares TUKA) distributed by associate (Note 23)	—	(1,559)
Reclassification of associate to joint venture (Note 23)	—	(136)
Carrying amount of interest at the end of the period	—	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 25 - Equity-accounted investees (Continued)

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

	ASSET		LIABILITY
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Gross balance	(38,095)	317,749	—	—
Offset investment with shareholders loan	58,520	(58,520)	—	—
Balance at January 1, 2016	20,425	259,229	—	—

Group's share of profit (loss) for the period	40,161	—	—	—
Group's share of other comprehensive income	1,224	—	—	—
Group's share on upstream transactions	4,646	—	—	—
Capital increase/(decrease) in joint ventures	(3,737)	—	—	—
Dividends received from joint ventures	(23,478)	—	—	—
Movement shareholders loans to joint ventures	—	(18,499)	—	—
Business Combinations	15,981	(95,738)	—	—

Gross balance	(3,298)	203,512	—	—
Offset investment with shareholders loan	20,165	(20,165)	—	—
Balance at December 31, 2016	16,867	183,348	—	—

Group's share of profit (loss) for the period	29,933	—	—	—
Group's share of other comprehensive income	483	—	—	—
Dividends received from joint ventures	(1,250)	—	—	—
Dividend in kind (shares TUKA) received from associate (Note 23)	1,559	—	—	—
Reclassification of associate to joint venture (Note 23)	136	—	—	—
Movement shareholders loans to joint ventures	—	(40,750)	—	—

Gross balance	27,565	162,763	—	—
Offset investment with shareholders loan	3,030	(3,030)	—	—
Balance at December 31, 2017	30,595	159,733	—	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 25 - Equity-accounted investees (Continued)

	ASSET		LIABILITY
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Group's share of profit (loss) for the period	16,076	—	—	—
Group's share of other comprehensive income	(459)	—	—	—
Movement shareholders loans to joint ventures	—	(134,097)	—	—

Gross balance	43,182	28,666	—	—
Offset investment with shareholders loan	—	—	—	—
Balance at December 31, 2018	43,182	28,666	—	—
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
The decrease in the balance of shareholders' loans to joint ventures in 2016 is primarily due to the disposal of two joint ventures and the acquisition of two other joint ventures on June 2, 2016, as set out in Note 24, resulting in the settlement or consolidation, respectively, of the Group's shareholders' loan balances versus these entities. For more details, we refer to the table summarizing the financial information of the Groups' joint ventures further below.
The decrease in the balance of shareholders’ loans to joint ventures in 2018 is primarily due to the USD 220.0 million senior secured credit facility which TI Asia Ltd. and TI Africa Ltd. entered into March 29, 2018. The shareholders loans were partially repaid by using a part of the proceeds of this new borrowing. In this context, the Company provided a guarantee for the revolving tranche of the above credit facility.

Joint venture	Segment	Description
Great Hope Enterprises Ltd	Tankers	No operating activities, liquidated in 2016
Kingswood Co. Ltd	Tankers	Holding company; parent of Seven Seas Shipping Ltd. and to be liquidated in the future
Seven Seas Shipping Ltd	Tankers	Formerly owner of 1 VLCC bought in 2016 by Euronav. Wholly owned subsidiary of Kingswood Co. Ltd.
Fiorano Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, acquired Bretta's equity interest in 2016 (liquidated in 2018)
Larvotto Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, acquired Bretta's equity interest in 2016 (liquidated in 2018)
Fontvieille Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, sold our equity interest to Bretta in 2016
Moneghetti Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax, sold our equity interest to Bretta in 2016
Tankers Agencies (UK) Ltd	Tankers	Parent company of Tankers International Ltd
Tankers International LLC	Tankers	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
TI Africa Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Africa) *
TI Asia Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Asia) *
* FSO Asia and FSO Africa are on a time charter contract to North Oil Company (NOC), the new operator of Al Shaheen field, until mid 2022.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 25 - Equity-accounted investees (Continued)

The following table contains summarized financial information for all of the Group's joint ventures:

	Asset
(in thousands of USD)	Great Hope Enterprises Ltd	Kingswood Co. Ltd	Seven Seas Shipping Ltd	Fiorano Shipholding Ltd	Fontvieille Shipholding Ltd	Larvotto Shipholding Ltd	Moneghetti Shipholding Ltd	TI Africa Ltd	TI Asia Ltd	Total
At December 31, 2016
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%

Non-Current assets	—	946	—	—	—	—	—	198,826	192,344	392,116
of which Vessel	—	—	—	—	—	—	—	189,821	182,519	372,340
Current Assets	—	76	3,221	—	—	—	—	38,206	47,889	89,392
of which cash and cash equivalents	—	—	555	—	—	—	—	26,928	36,591	64,074
Non-Current Liabilities	—	—	946	—	—	—	—	276,498	132,763	410,207
Of which bank loans	—	—	—	—	—	—	—	—	—	—
Current Liabilities	—	2	132	—	—	—	—	863	76,899	77,896
Of which bank loans	—	—	—	—	—	—	—	—	75,343	75,343
Net assets (100%)	—	1,020	2,143	—	—	—	—	(40,329)	30,571	(6,595)

Group's share of net assets	—	510	1,072	—	—	—	—	(20,165)	15,285	(3,298)

Shareholders loans to joint venture	—	—	—	—	—	—	—	137,615	65,897	203,512

Net Carrying amount of interest in joint venture	—	510	1,072	—	—	—	—	—	15,285	16,867

Remaining shareholders loan to joint venture	—	—	—	—	—	—	—	117,451	65,897	183,348

Revenue	—	—	13,646	7,182	6,404	6,901	7,471	65,188	65,063	171,855
Depreciations and amortization	—	—	(3,344)	(2,047)	(2,037)	(1,929)	(2,049)	(18,209)	(17,933)	(47,548)
Interest Expense	—	—	(3)	(223)	(377)	(288)	(537)	(400)	(4,703)	(6,531)
Income tax expense	—	—	—	—	—	—	—	(326)	(106)	(432)
Profit (loss) for the period (100%)	(32)	12	7,469	1,146	500	1,082	1,270	36,515	32,359	80,322
Other comprehensive income (100%)	—	—	—	—	—		—	—	2,448	2,448

Group's share of profit (loss) for the period	(16)	6	3,735	573	250	541	635	18,257	16,180	40,161

Group's share of other comprehensive income	—	—	—	—	—	—	—	—	1,224	1,224

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 25 - Equity-accounted investees (Continued)

(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 23)	TI LLC (see Note 23)	Total
At December 31, 2017
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	629	—	182,298	175,826	363	98	359,214
of which Vessel	—	—	171,612	164,587	—	—	336,199
Current Assets	—	993	12,639	10,521	149,650	1,108	174,912
of which cash and cash equivalents	—	689	4,062	1,968	1,889	—	8,608
Non-Current Liabilities	—	629	200,231	128,653	—	—	329,514
Of which bank loans	—	—	—	—	—	—	—
Current Liabilities	111	91	766	687	147,453	975	150,083
Of which bank loans	—	—	—	—	43,000	—	43,000
Net assets (100%)	518	273	(6,060)	57,007	2,560	232	54,530

Group's share of net assets	259	137	(3,030)	28,503	1,559	136	27,565

Shareholders loans to joint venture	—	—	100,115	62,647	—	—	162,762

Net Carrying amount of interest in joint venture	259	137	—	28,503	1,559	136	30,595

Remaining shareholders loan to joint venture	—	—	97,085	62,647	—	—	159,732

Revenue	—	61	61,015	58,011	—	—	119,087
Depreciations and amortization	—	—	(18,209)	(17,933)	—	—	(36,142)
Interest Expense	—	—	(90)	(1,961)	—	—	(2,052)
Income tax expense	—	—	383	(3,359)	—	—	(2,976)
Profit (loss) for the period (100%)	(2)	130	34,269	25,467	—	—	59,865
Other comprehensive income (100%)	—	—	—	966	—	—	966

Group's share of profit (loss) for the period	(1)	65	17,135	12,734	—	—	29,932

Group's share of other comprehensive income	—	—	—	483	—	—	483

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 25 - Equity-accounted investees (Continued)

(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 23)	TI LLC (see Note 23)	Total
At December 31, 2018
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	522	—	154,553	147,962	306	—	303,343
of which Vessel	—	—	153,404	146,654	—	—	300,058
Current Assets	—	792	9,119	22,450	289,431	288	322,080
of which cash and cash equivalents	—	696	484	2,561	2,487	—	6,227
Non Current Liabilities	—	522	130,068	74,171	—	—	204,760
Of which bank loans	—	—	70,080	67,551	—	—	137,630
Current Liabilities	5	1	24,400	23,699	286,825	48	334,978
Of which bank loans	—	—	23,867	23,015	64,500	—	111,382
Net assets (100%)	517	269	9,205	72,543	2,912	240	85,685

Group's share of net assets	258	134	4,603	36,271	1,774	141	43,182

Shareholders loans to joint venture	—	—	28,665	—	—	—	28,665

Net Carrying amount of interest in joint venture	258	134	4,603	36,271	1,774	141	43,182

Remaining shareholders loan to joint venture	—	—	28,665	—	—	—	28,665

Revenue	—	1	49,129	49,180	749,229	—	847,540
Depreciations and amortization	—	—	(18,209)	(17,933)	(71)	—	(36,213)
Interest Expense	—	—	(3,857)	(3,733)	(2,571)	—	(10,161)
Income tax expense	—	—	(1,585)	(1,611)	(216)	—	(3,412)
Profit (loss) for the period (100%)	(2)	(5)	15,742	15,977	352	10	32,074
Other comprehensive income (100%)	—	—	(477)	(441)	—	—	(918)

Group's share of profit (loss) for the period	(1)	(2)	7,871	7,989	214	6	16,076

Group's share of other comprehensive income	—	—	(239)	(220)	—	—	(459)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 25 - Equity-accounted investees (Continued)

Loans and borrowings
On March 29, 2018, TI Asia Ltd. and TI Africa Ltd. entered into a USD 220.0 million senior secured credit facility. The facility consists of a term loan of USD 110.0 million and a revolving loan of USD 110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The Company provided a guarantee for the revolving credit facility tranche. The fair value of this guarantee is not significant given the long term contract both FSOs have with North Oil Company, which results in sufficient repayment capacity under these facilities. Transaction costs for a total amount of USD 2.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2018 the outstanding balance on this facility was USD 186.1 million in aggregate.
All bank loans in the joint ventures are secured by the underlying vessel or FSO.
The following table summarizes the terms and debt repayment profile of the bank loans held by the joint ventures:

(in thousands of USD)				December 31, 2018			December 31, 2017
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
TI Asia Ltd revolving loan 54M*	USD	libor +2.0%	2022	45,671	45,671	45,283	—	—	—
TI Asia Ltd loan 54M	USD	libor +2.0%	2022	45,671	45,671	45,283	—	—	—
TI Africa Ltd revolving loan 56M*	USD	libor +2.0%	2022	47,362	47,362	46,974	—	—	—
TI Africa Ltd loan 56M*	USD	libor +2.0%	2022	47,362	47,362	46,974	—	—	—
Total interest-bearing bank loans				186,067	186,067	184,513	—	—	—
* The mentioned secured bank loans are subject to loan covenants.
Loan covenant
As of December 31, 2018, all joint ventures were in compliance with the covenants, as applicable, of their respective loans.

Interest rate swaps
In connection to the USD 220.0 million facility, the JV's entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of USD 208.8 million (Euronav’s share amounts to 50%). These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments are measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration between three and four years matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively (see Note 13).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018
Note 25 - Equity-accounted investees (Continued)

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
There were no capital commitments as of December 31, 2018, December 31, 2017 and December 31, 2016.
Cash and cash equivalents

(in thousands of USD)	2018	2017

Cash and cash equivalents of the joint ventures	6,227	8,608
Group's share of cash and cash equivalents	3,385	4,304
of which restricted cash	—	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2018

Note 26 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates
1 XXX = x,xxxx USD	December 31, 2018	December 31, 2017	December 31, 2016	2018	2017	2016
EUR	1.1450	1.1993	1.0541	1.1838	1.1249	1.1061
GBP	1.2800	1.3517	1.2312	1.3374	1.2880	1.3662

Note 27 - Subsequent events
Since the start of 2019, Euronav continued to buy back its own shares and owns on March 18, 2019 a total of 3,370,544 shares (1.53% of the total outstanding shares).
On October 31, 2018, the Company sold the Suezmax Felicity (2009 - 157,667 dwt), for USD 42.0 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2018. The vessel was delivered to its new owner on January 9, 2019.

A transaction-based bonus plan in relation to the Gener8 transaction has been offered to key management personnel and has been accepted by the beneficiaries in January 2019.

On February 4, 2019, Euronav announced that Patrick Rodgers has decided to step down from his role as Chief Executive Officer or CEO during 2019 and on March 28, 2019, Euronav announced that Hugo De Stoop, our current Chief Financial Officer or CFO, will succeed Patrick Rodgers as our CEO after a brief handover period which is expected to take place in the course of the second quarter of 2019. As a result, we have commenced a recruitment process for a new replacement CFO. Patrick Rodgers is leaving Euronav in a strong position with sector low leverage, substantial liquidity and operational flexibility to take on the challenges from the tanker market going forward.

On February 11, 2019, Euronav sold the LR1 Genmar Compatriot (2004 – 72,768 dwt) for USD 6.75 million. The Company will record a capital gain of approximately USD 0.4 million in the second quarter of 2019 upon delivery to its new owner.