Form 20-F
period 2019-12-31
Euronav NV
filed 2020-04-29
CIK 1604481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
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

Hugo De Stoop, Tel: +32-3-247-4411, management@euronav.com, De Gerlachekaai 20, 2000 Antwerpen, Belgium
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value, CUSIP B38564108	EURN	New York Stock Exchange

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

As of December 31, 2019, the issuer had 220,024,713 ordinary shares, no par value, outstanding.

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
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies and currencies;

•	fluctuations in interest rates and foreign exchange rates;

•	general market conditions, including the market for crude oil and for our vessels, fluctuations in charter rates and vessel values;

•	availability of financing and refinancing;

•	our business strategy and other plans and objectives for growth and future operations;

•	our ability to successfully employ our existing and newbuilding vessels;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	our ability to realize the expected benefits from acquisitions;

•	the anticipated benefits of the Merger with Gener8 (as defined herein) are not realized within the expected timeframe or at all;

•	the successful integration of the assets and activities acquired through the Merger with Gener8 (as defined herein);

•	potential liability from pending or future litigation;

•	general domestic and international political conditions, including trade wars and disagreements between oil producing countries;

•	potential disruption of shipping routes due to accidents or political events;

•	the length and severity of the recent coronavirus (“COVID-19”) outbreak, including its impacts across our business on demand for our vessels, our global operations, counterparty risk as well as its disruption to the global economy;

•	vessel breakdowns and instances of off-hire;

•	competition within our industry;

•	the supply of and demand for vessels comparable to ours;

•	corruption, piracy, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate;

•	delays and cost overruns in construction projects;

•	our level of indebtedness;

•	the impact of the discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR;

•	our ability to obtain financing and comply with the restrictive and other covenants in our financing arrangements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•	reputational risks;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulations and related costs;

•	Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs related to compliance with ESG measures;

•
any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us as of January 1, 2020;

•	any non-compliance with the International Convention for the Control and Management of Ships' Ballast Water and Sediments or BWM which applies to us as of September 2019;

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
We refer to our "U.S. Shares" as those shares of Euronav with no par value that are reflected in the U.S. component of our share register, or the U.S. Register, that is maintained by Computershare Trust Company N.A, or Computershare, our U.S. transfer agent and registrar, and are formatted for trading on the New York Stock Exchange, or the NYSE. The U.S. Shares are identified by CUSIP B38564 108.  We refer to our "Belgian Shares" as those shares of Euronav with no par value that are reflected in the Belgian component of our share register, or the Belgian Register, that is maintained by De Interprofessionele Effectendeposito- en Girokas (CIK) NV (acting under the commercial name Euroclear Belgium), or Euroclear Belgium, our agent, and are formatted for trading on Euronext Brussels. The Belgian Shares are identified by ISIN BE0003816338.  Our U.S. Shares and our Belgian Shares taken together are collectively referred to as our "ordinary shares." For further discussion of the maintenance of our share register, please see "Item 10. Additional Information —B. Memorandum and Coordinated Articles of Association—Share Register."

A.           Selected Financial Data
The following tables set forth, in each case for the periods and as of the dates indicated, our selected consolidated financial data and other operating data as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015. The selected data is derived from our audited consolidated financial statements, except where noted, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  The selected historical financial information presented in the tables below should be read in conjunction with and is qualified in its entirety by reference to our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017 are included in this annual report.

	Year Ended December 31,
Consolidated Statement of Profit or Loss Data	2019	2018*	2017*	2016*	2015*
(USD in thousands, except per share data)
Revenue	932,377	600,024	513,368	684,265	846,507
Gains on disposal of vessels/other tangible assets	14,879	19,138	36,538	50,397	13,302
Other operating income	10,094	4,775	4,902	6,996	7,426
Voyage expenses and commissions	(144,681)	(141,416)	(62,035)	(59,560)	(71,237)
Vessel operating expenses	(211,795)	(185,792)	(150,427)	(160,199)	(153,718)
Charter hire expenses	(604)	(31,114)	(31,173)	(17,713)	(25,849)
Losses on disposal of vessels	(75)	(273)	(21,027)	(2)	(8,002)
Impairment on non-current assets held for sale	—	(2,995)	—	—	—
Loss on disposal of investments in equity accounted investees	—	—	—	(24,150)	—
Depreciation tangible assets	(337,646)	(270,582)	(229,777)	(227,664)	(210,156)
Depreciation intangible assets	(56)	(111)	(95)	(99)	(50)
General and administrative expenses	(66,890)	(66,232)	(46,868)	(44,051)	(46,251)
Result from operating activities	195,603	(74,578)	13,406	208,220	351,972
Finance income	20,572	15,023	7,266	6,855	3,312
Finance expenses	(119,803)	(89,412)	(50,729)	(51,695)	(50,942)
Net finance expense	(99,231)	(74,389)	(43,463)	(44,840)	(47,630)
Gain on bargain purchase	—	23,059	—	—	—
Share of profit (loss) of equity accounted investees (net of income tax)	16,460	16,076	30,082	40,495	51,592
Profit (loss) before income tax	112,832	(109,832)	25	203,875	355,934
Income tax benefit/(expense)	(602)	(238)	1,358	174	(5,633)
Profit (loss) for the period	112,230	(110,070)	1,383	204,049	350,301
Attributable to:
Owners of the Company	112,230	(110,070)	1,383	204,049	350,301
Basic earnings per share	0.52	(0.57)	0.01	1.29	2.25
Diluted earnings per share	0.52	(0.57)	0.01	1.29	2.22
Dividends per share declared	0.35	0.12	0.12	0.77	1.69
*  We have initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. We initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Consolidated Statement of Financial Position Data (at Period End)	Year Ended December 31,
(USD in thousands, except for per share and fleet data)	2019	2018 *	2017 *	2016 *	2015 *
Cash and cash equivalents	296,954	173,133	143,648	206,689	131,663
Vessels	3,177,262	3,520,067	2,271,500	2,383,163	2,288,036
Vessels under construction	—	—	63,668	86,136	93,890
Total assets	4,164,843	4,127,351	2,810,973	3,046,911	3,040,746
Current and non-current bank loans	1,223,451	1,560,002	701,091	1,085,562	1,052,448
Share capital	239,148	239,148	173,046	173,046	173,046
Equity attributable to Owners of the Company	2,311,855	2,260,523	1,846,361	1,887,956	1,905,749
Cash flow data
Net cash inflow/(outflow)
Operating activities	271,993	841	211,298	438,202	450,532
Investing activities	43,750	190,042	(40,243)	(100,615)	(205,873)
Financing activities	(191,187)	(160,165)	(234,976)	(261,160)	(365,315)
Fleet Data (Unaudited)
VLCCs
Average number of vessels(1)	44	38	31	30	27
Calendar days(2)	16,206	13,802	11,330	10,770	9,860
Vessel operating days(3)	15,575	13,175	10,859	10,553	9,645
Available days(4)	16,206	13,722	11,130	10,691	9,780
Fleet utilization(5)	96.1%	96.0%	97.6%	98.7%	98.6%
Daily TCE charter rates(6)	$35,678	$24,073	$29,827	$42,243	$52,802
Suezmaxes
Average number of vessels(1)	25	23	19	19	19
Calendar days(2)	9,125	8,232	6,868	7,002	6,885
Vessel operating days(3)	8,983	8,108	6,820	6,751	6,780
Available days(4)	9,060	8,173	6,826	6,882	6,806
Fleet utilization(5)	99.2%	99.2%	99.9%	98.1%	99.6%
Daily TCE charter rates(6)	$26,542	$17,557	$19,144	$27,114	$39,689
LR1
Average number of vessels(1)	—	1	—	—	—
Calendar days(2)	124	361	—	—	—
Vessel operating days(3)	124	360	—	—	—
Available days(4)	124	361	—	—	—
Fleet utilization(5)	100.0%	99.9%	—%	—%	—%
Daily TCE charter rates(6)	$12,471	$6,403	$—	$—	$—
Other data
EBITDA (unaudited)(7)	$540,668	$231,513	$273,452	$475,005	$612,659
Adjusted EBITDA (unaudited)(8)	$565,298	$254,816	$294,467	$503,453	$648,705
Time charter equivalents revenues (unaudited)	$795,656	$459,516	$454,455	$628,842	$778,368
Basic weighted average shares outstanding	216,029,171	191,994,398	158,166,534	158,262,268	155,872,171
Diluted weighted average shares outstanding	216,029,171	191,994,398	158,297,057	158,429,057	157,529,562
* We have initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

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

(6)
Time Charter Equivalent, or TCE, (a non-IFRS measure) is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing total voyage revenues less voyage expenses by vessel operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. The TCE rate is not a measure of financial performance under IFRS, and should not be considered as an alternative to voyage revenues, the most directly comparable IFRS measure, or any other measure of financial performance presented in accordance with IFRS. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies and going forward, we will closely monitor the relevance of TCE within the industry. The new IMO 2020 legislation, which came into force as of January 1, 2020, allows the use of costly scrubbers to comply with the new legislation, allowing vessels retrofitted with such scrubbers to burn cheaper high-sulfur fuel compared to burning the more expensive low-sulfur fuel. This will reduce bunker cost and increase the net voyage revenues and TCE, but thereby foregoing the additional capital expenditure and depreciation of the new equipment.

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

The following table reflects the calculation of our TCE rates for the years ended December 31, 2019, 2018, 2017, 2016, and 2015:

(Unaudited)	2019	2018	2017	2016	2015
VLCC
Net VLCC revenues for all employment types	$555,679,657	$317,168,033	$323,892,625	$445,792,653	$509,277,925
Total VLCC operating days	15,575	13,175	10,859	10,553	9,645
Daily VLCC TCE Rate	$35,678	$24,073	$29,827	$42,243	$52,802
SUEZMAX
Net Suezmax revenues for all employment types	$238,424,182	$142,348,452	$130,562,503	$183,049,801	$269,090,422
Total Suezmax operating days	8,983	8,108	6,820	6,751	6,780
Daily Suezmax rate	$26,542	$17,557	$19,144	$27,114	$39,689
LR1
Net LR1 revenues for all employment types	$1,552,227	$2,307,222	$—	$—	$—
Total LR1 operating days	124	360	—	—	—
Daily LR1 rate	$12,471	$6,403	$—	$—	$—
Tanker Fleet
Net Tanker fleet revenues for all employment type	$795,656,066	$461,823,707	$454,455,128	$628,842,454	$778,368,347
Total Fleet operating days	24,682	21,643	17,679	17,304	16,425
Daily Fleetwide TCE	$32,236	$21,338	$25,706	$36,341	$47,389
The following table reflects the calculation of our net revenues for the years ended December 31, 2019, 2018, 2017, 2016, and 2015:

	Year Ended December 31,
(USD in thousands)	2019	2018	2017	2016	2015
Voyage charter revenues	$842,068	$524,786	$394,663	$544,038	$720,416
Time charter revenues	$90,309	$75,238	$118,705	$140,227	$126,091

Subtotal revenue	$932,377	$600,024	$513,368	$684,265	$846,507
Other income	$10,094	$4,775	$4,902	$6,996	$7,426

Total operating revenues	$942,471	$604,799	$518,270	$691,261	$853,933
Less:
Other Income*	$(2,134)	$(1,559)	$(1,780)	$(2,858)	$(4,328)
Tanker Fleet
Net Tanker Fleet Revenues reconciliation
Share of total Revenues attributable to ships owned by Euronav*	$940,337	$603,240	$516,490	$688,403	$849,605
less voyage expenses and commissions	$(144,681)	$(141,416)	$(62,035)	$(59,560)	$(71,237)

Net Total tanker fleet	$795,656	$461,824	$454,455	$628,843	$778,368
of which Net VLCC Revenues for all employment types	$555,680	$317,168	$323,893	$445,793	$509,278
of which Net Suezmax Revenues for all employment types	$238,424	$142,349	$130,562	$183,050	$269,090
of which Net LR1 Revenues for all employment types	$1,552	$2,307	$—	$—	$—
*           Some revenues are excluded because these do not relate directly to vessels, such as rental income and insurance rebates.

	Year Ended December 31,
	2019	2018	2017	2016	2015
EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$112,230	$(110,070)	$1,383	$204,049	$350,301
plus Net interest expenses	$90,134	$70,652	$43,555	$43,367	$46,519
plus Depreciation of tangible and intangible assets	$337,702	$270,693	$229,872	$227,763	$210,206
plus Income tax expense/(benefit)	$602	$238	$(1,358)	$(174)	$5,633

EBITDA (unaudited)	$540,668	$231,513	$273,452	$475,005	$612,659

	Year Ended December 31,
	2019	2018	2017	2016	2015
Adjusted EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$112,230	$(110,070)	$1,383	$204,049	$350,301
plus Net interest expenses	$90,134	$70,652	$43,555	$43,367	$46,519
plus Net interest expenses JV	$4,588	$3,634	$1,456	$4,459	$6,914
plus Depreciation of tangible and intangible assets	$337,702	$270,693	$229,872	$227,763	$210,206
plus Depreciation of tangible and intangible assets JV	$18,461	$18,070	$18,071	$23,774	$29,314
plus Income tax expense/(benefit)	$602	$238	$(1,358)	$(174)	$5,633
plus Income tax expense/(benefit) JV	$1,581	$1,599	$1,488	$215	(182)

Adjusted EBITDA (unaudited)	$565,298	$254,816	$294,467	$503,453	$648,705
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

Risk Factors Relating to Our Industry
The tanker industry is cyclical and volatile, which may lead to reductions and volatility in charter rates , vessel values, earnings and available cash flow.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the eight-year period from 2011 through 2018, time charter equivalent, or TCE, spot rates for a VLCC trading between the Middle East Gulf and the Far East (measure based on discharge in Japan until end-2017, then China from 2018 onwards) ranged from rates below operating expenses to a high of $114,148 per day. This volatility continued in 2019 , with average daily rates on this route fluctuating between $6,167 (which is below our operating expenses) to $300,391 per day (although no actual fixtures were concluded at the extreme TCE highs ; the highest TCE recorded in the Tankers International Pool, in which we employ 39 of our 42 VLCCs, was around $204,000 per day). Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity. A worsening of the current global economic conditions may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity caused by changes in the supply and demand for oil and oil products. The carrying values of our vessels or our floating, storage and offloading (FSO), vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.
In general, the factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	competition from, and supply and demand for, alternative sources of energy;

•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions and developments, including armed conflicts, terrorist activities, trade wars, public health threats, tariffs embargoes and strikes;

•	currency exchange rates;

•	changing trade patterns and the distance over which the oil and the oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including shifts in transportation demand between crude oil and refined oil products and the distance they are transported by sea;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	developments in international trade, including those relating to the imposition of tariffs; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding orders and deliveries;

•	vessel casualties;

•	the recycling of older vessels, depending, amongst other things, on recycling rates and international recycling regulations;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service, laid up or used as storage units;

•	environmental concerns and regulations;

•	port or canal congestion; and

•	sanctions (including but not limited to those imposed by the United States on Iran and Venezuela).

Declines in oil and natural gas prices or decreases in demand for oil and natural gas for an extended period of time, or market expectations of potential decreases in these prices and demand, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies or decrease in the demand for oil and natural gas could reduce our revenues and materially harm our business, results of operations and cash available for distribution.
Any decrease in shipments of crude oil may adversely affect our financial performance.
The demand for our vessels and services in transporting oil derives primarily from demand for Arabian Gulf, West African, North Sea, Caribbean Gulf and Gulf of Mexico crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, environmental, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world’s oil markets have experienced high levels of volatility in the last 25 years. In 2019, crude oil reached a high of $ 65.66 per barrel (WTI)/$74.40 per barrel (Brent) and a low of $ 45.15 per barrel (WTI)/$ 51.93 per barrel (Brent). As of April 14, 2020, crude oil was $20.11 per barrel (WTI)/$ 29.60 per barrel (Brent).
Any decrease in shipments of crude oil from the above-mentioned geographical areas could have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas, including the exploitation of shale reserves in the United States and the growth in its domestic oil production and exportation;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines;

•	a decision by Arabian Gulf, Russia, US, West African or other oil-producing nations to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors;

•
trade wars, tariffs, trade embargoes or other economic sanctions by the United States and other countries (including the economic sanctions against Russia as a result of continued political tension due to the situation in Ukraine and the economic sanctions against Iran and Venezuela); and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

In addition, conditions affecting the world economy and the economics of the United States , China and India may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.
Crude tanker spot rates were firm during January 2020 but came under pressure in February due to the impact of the global COVID-19 outbreak and the return of certain previously sanctioned vessels to the global tanker fleet. Rates firmed again during March 2020 and were back at the highs seen in the fourth quarter of 2019. A widening gap between global oil demand, which is being negatively impacted by the COVID-19 outbreak causing a drop in transportation fuel demand, and an increase in global oil supply, which is being elevated by the increase in oil production by certain OPEC and other energy producing nations, has led to a rapid decline in crude oil prices and a steep contango in crude oil futures. This dynamic has created increasing demand for floating storage, which is causing dozens of crude tankers to be deployed as floating storage for crude oil and other petroleum products, while refiners and governments are looking to take advantage of cheap oil prices by filling onshore oil inventories.  The global tanker fleet utilization has increased as a result of these changes and we expect tanker spot rates to remain firm in the near-term.

Looking longer-term, the outlook for global oil and tanker demand is highly uncertain due to the developing COVID-19 outbreak and its impact on the global economy. According to the IEA, global oil demand is expected to decline in 2020 for the first time since the financial crisis in 2009. The extent of the decline is unknown and will depend on how long current restrictions over travel and economic activity in many countries across the globe remain in place. Governments are approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry. The timing of a potential recovery in economic activity, and therefore oil demand, is also uncertain at this time. The large build-up of oil inventories, both onshore and at sea, may result in period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and our ability to make dividend payments to our shareholders.
An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, the current and expected purchase orders for newbuildings and the number of vessels being recycled. If the capacity of new tankers delivered exceeds the capacity of tankers being recycled or converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and earnings and available cash and our ability to comply with the covenants in our loan agreements.
Our growth in the FSO sector depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices, and may be materially and adversely affected by a decline in the offshore oil and natural gas industry.
The offshore production, storage and export industry is cyclical and volatile. Our growth strategy is partially based on expansion in the offshore FSO sector, which depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality FSO prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ FSO programs. Oil and natural gas prices and market expectations of potential changes in these prices or decreases in the demand for oil and gas also significantly affect this level of activity and demand for offshore units as does the difference in cost between a floating vessel compared to a fixed installation connected through pipelines.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and in particular the Gulf or Guinea region off Nigeria, which experienced increased incidents of piracy in 2019. Sea piracy incidents continue to occur. If these piracy attacks occur in regions in which our vessels are deployed being characterized by insurers as “enhanced risk” zones or “war risk” zones or “war and strikes” listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, as well as costs which may be incurred to the extent we employ onboard security armed guards or to the extent we hire in military patrol boats to escort the vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or traveling at increased speeds as recommended by BMP5), or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, ability to pay dividends, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.
Currently, the world economy faces a number of challenges, including the effects of volatile oil prices, trade tensions between the United States and China and between the United States and the European Union continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing economic weakness in the European Union, geopolitical events such as the withdrawal of the U.K. from the European Union ("Brexit"), continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries such as those between the United States and North Korea or Iran, or between the Houthi and Arab counties in Yemen, or internally in Libya, and stabilizing growth in China, as well as rapidly growing public health concerns stemming from the recent COVID-19 outbreak. .
Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and international commerce and may affect our business, operating results and financial condition.
Continuing conflicts and recent developments in the Middle East, including increased tensions between the United States and Iran which in January 2020 escalated into a the United States airstrike in Baghdad that killed a high-ranking Iranian general, as well as the presence of the United States or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the United States and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019). These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
Additionally, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Also, China and the US have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. These trade barriers to protect domestic industries against foreign imports, depress shipping demand. The recent trade deal (first phase trade agreement) between the United States and China which requires the Chinese to purchase over $50 billion of energy products from the US which, according to news sources, includes crude oil, somewhat mitigates the above. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade in general. In January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

In addition, public health threats such as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for the transportation of crude oil. Such events may also adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers.
An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.
We anticipate a significant number of the port calls made by our vessels will continue to involve loading or discharging operations in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The year-over-year growth rate of China's GDP was approximately 6.1% for the year ended December 31, 2019, as compared to approximately 6.6% for the year ended December 31, 2018, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars”. In late 2019, the International Monetary Fund warned that continuing trade tensions, including significant tariff increases, between the United States and China are expected to result in a 0.8% cumulative reduction of global GDP in 2020. Additionally, following the emergence of COVID-19, industrial activity in China came to a quick halt in early 2020 with the rest of the world following soon thereafter. The outbreak of COVID-19 is a very negative development for the global economy and has led to a worldwide economic contraction. We cannot assure you that the global economy will not continue to contract in the future or that global GDP will not be be affected beyond the IMF’s initial forecast.
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

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.
The recent outbreak of COVID-19, a novel coronavirus causing potentially deadly respiratory tract infections originating in China and subsequently spreading around the world, has negatively affected economic conditions, the supply chain, the labor market, the demand for shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. As of March 2020, the outbreak of COVID-19 has been declared a pandemic by the World Health Organization (“WHO”). Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. As of March 15, 2020, the United States has temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments are approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry. These measures, though temporary in nature, may continue and increase as countries attempt to contain the outbreak. At this stage, it is difficult to determine the full impact of COVID-19 on our business. Effects of the current pandemic may include, among others: deterioration of economic conditions and activity and of demand for oil and other petroleum products; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities; potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners. Although disruption and effects from the COVID-19 pandemic may be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition.
If economic conditions throughout the world decline, this will impede our results of operations, financial condition and cash flows.
The world economy continues to face a number of challenges, including the effects of volatile oil prices, trade tensions between the US and China and between the US and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and stabilizing growth in China. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that the United States federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile.
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
In addition, as a result of the economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may continue to be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.
The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.
As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries entered into force in May 2013. Despite these measures, and certainly against the background of the recent COVID-19 outbreak, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could still reduce the overall demand for oil and thus for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.
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
It should be noted that the United States are currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations (although portions of this executive order are being challenged in litigation) . Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

We are subject to international safety regulation and if we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by government regulations in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As such, we are subject to the requirements set forth in the IMO’s International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, the International Ship & Port Facility Security Code. or ISPS Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS, as well as to other conventions, mainly; the International Convention for the Prevention of Pollution, or MARPOL, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, etc . Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.
Non-compliance with the ISM Code , other IMO or National or Regional regulations / conventions may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard or USCG and E.U. Authorities enforce compliance with the ISM and ISPS Codes and prohibit non-compliant vessels from trading in U.S. and E.U. ports.This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.
The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, fifteen countries representing just over 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention.
On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We are required to comply with EU Ship Recycling Regulation by December 31, 2020, since our ships trade in EU region.
These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel which could potentially not cover the cost to comply with latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee ("MEPC") announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies ¯levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The European Union on the other hand has indicated that it intends to accelerate its plans to include shipping into the emissions trading scheme.
Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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

We evaluate the recoverable amount as the higher of fair value less costs to sell or value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year December 31, 2018, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired. Factors that we considered in our estimate are described in the Critical Accounting policies.
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
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, and acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, disease, quarantine and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These events may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
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
Our FSO activities are subject to various risks, including delays, cost overruns, unavailability of supplies, employee negligence, defects in machinery, collisions, service damage to vessels, damage or loss to freight, piracy, war, political tensions or strikes. In case of delays in delivering FSO under service contract to the end-user, contracts can be amended and/or canceled. Moreover, the operation of FSO vessels is subject to the inherent possibility of maritime disasters, such as oil spills and other environmental accidents, and to the obligations arising from the ownership and management of vessels in international trade. We have established current insurance against possible accidents and environmental damage and pollution that complies with applicable law and standard practices in the sector. However, there is no guarantee that such insurance will remain available at rates which are regarded as reasonable by us or that such insurance will remain sufficient to cover all losses incurred or the cost of each compensation claim made against us. Our insurance policies do not cover the loss of income resulting from a vessel becoming non-operational. Should compensation claims be made against us, our vessels may be impounded or subject to other judicial procedures, which would adversely affect our results of operations and financial condition.
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
The results of the U.K.'s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as "Brexit"), and in March 2017, the government of the U.K. formally initiated the process which resulted in a formal withdrawal from the EU on 31 January 2020. There remains significant uncertainty about the future relationship between the U.K. and the EU. The withdrawal has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our ordinary shares .
Although no vessels owned or operated by us have called on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism (“Sanctioned Jurisdictions”) during 2019, our vessels may call on ports in these countries or territories in the future on our charterers’ instructions and without our consent, even though we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.
Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended ,strengthened or weakened over time.
Charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the U.S. Government , the European Union, the United Nations, or other international bodies in the future. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries or territories. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third-parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our ordinary shares may also be adversely affected by the consequences of war, trade war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
Technological innovation and the related quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

Risk Factors Relating to Our Company
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
As of April 14, 2020 we employed 61 of our vessels in either the spot market or in a spot market-oriented tanker pool, including 39 vessels in the Tankers International Pool, or the TI Pool, a spot market-oriented pool in which we were a founding member in 2000, exposing us to fluctuations in spot market charter rates. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. For example, over the past eight years, VLCC spot market rates on the route from Arabian Gulf to Japan / China expressed as a time charter equivalent have ranged from rates below operating expenses to a high of $ 300,391 per day, and as of April 14, 2020, year-to-date earnings have averaged $86,100 per day on the new benchmark route between the Middle East Gulf and China. The VLCC benchmark route from the Arabian Gulf to the Far East was changed by the Baltic Exchange in 2018 from discharging in Japan to discharging in China, to better reflect current trading patterns in the VLCC market. The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also how this oil is traded. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
We may not be able to renew or obtain new and favorable charters for our vessels whose charters are expiring or are terminated, which could adversely affect our revenues and profitability.
Our revenues are also affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. Our ability to renew expiring contracts or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected. As of April 14, 2020, we employed three VLCC, five Suezmax and two FSOs on time charters. All of the four newbuilding Suezmax vessels delivered to us during 2018 are each employed under a seven-year time charter contract.

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
We are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter in the future, various contracts, including shipbuilding contracts or long term contracts such as the FSO vessels operating offshore Qatar, credit facilities, insurance agreements, charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels work stoppages or other labor disturbances, including as a result of the recent outbreak of COVID-19 and various expenses. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as oil. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels.and we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.
Moreover, the actual or even perceived credit quality of our charterers and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.
The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due mainly to the COVID-19 outbreak, global financial markets, including in the U.S. experienced volatility and a steep and abrupt downturn. The ultimate impact on the global financial markets and the disruption to the global economy are dependent on, among other things, the length and severity of the recent COVID-19 outbreak. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions and the economic slow-down resulting from COVID-19 and the international governmental responses to the virus may also adversely affect the market price of our ordinary shares.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, pay dividends, complete the acquisition of our newbuildings and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. The recent COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy, and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt (and equity) financing until COVID-19 is resolved and the markets normalize.
Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.
We currently have four VLCC vessels under construction which were acquired under a resale agreement in the first quarter of 2020. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel. In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, recycling and laying-up include newbuilding prices, secondhand vessel values in relation to recycling prices, operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
If for any reason we default under any of our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from such vessels, we could also lose all or a portion of our investment, including any installment payments made, and we could be liable for penalties and damages under such contracts. as well as suffer reputational damage.
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

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. We may incur unanticipated expenses as an operating company. Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet. Finally, additional acquisitions may require additional equity issuances, which may dilute our ordinary shareholders if issued at lower prices than the price they acquired their shares or debt issuances (with amortization payments), both of which could reduce our cash flow. If we are unable to execute the points noted above, our financial condition may be adversely affected.
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
Under time charters the charterer is responsible for voyage expenses and the owner is responsible for the vessel operating costs. When our owned vessels are operated in the spot market, we are also responsible for voyage expenses and vessel operating costs. Our vessel operating expenses include the costs of crew, provisions, deck and engine stores, fluctuating price of fuel expenses when our vessels operate in the spot or voyage market, insurance and maintenance and repairs, which expenses depend on a variety of factors, many of which are beyond our control. Voyage expenses include bunkers (fuel), port and canal charges. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.
Rising fuel prices may adversely affect our profits.
While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is a significant factor in negotiating charter rates. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charter. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel has become much more expensive as a result of new regulations mandating a reduction in sulfur emissions to 0.5% as of January 2020, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.
The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
Effective January 1, 2020, the IMO implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels. Under this new global cap, vessels must use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere or use exhaust gas cleaning systems or 'scrubbers'.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

With the exception of the 4 VLCC vessels under construction at DSME shipyard, none of our vessels are equipped with scrubbers and as of January 1, 2020 we have transitioned to burning IMO compliant fuels. We continue to evaluate different options in complying with IMO and other rules and regulations and continue to work closely with suppliers and producers of both scrubbers and alternative mechanism, including the procurement of physical low sulfur fuel oil directly on the wholesale market with a view to secure availability of qualitative compliant fuel and to capture volatility in prices between high sulfur and low sulfur fuel oil. The procurement of large quantities of low sulfur fuel oil implies a commodity price risk because of fluctuations in price between the time of purchase and consumption. Whilst we may implement financial strategies with a view to limiting this risk, we cannot give assurance that such strategies will be successful in which case we could sustain significant losses which could have a material impact on our business, financial condition, results of operation and cash flow. The storage of and onward consumption on our vessels of the procured commodity may require us to blend, co-mingle or otherwise combine, handle or manipulate such commodities which implies certain operational risks that may result in loss of or damage to the procured commodities or the vessels and their machinery.
We expect that our fuel costs and fuel inventories will increase in 2020 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates. Our operations and the performance of our vessels, and as a result our results of operations, cash flows and financial position, may be negatively affected to the extent that compliant sulfur fuel oils are unavailable, of low or inconsistent quality, if de-bunkering facilities are unavailable to permit our vessels to accept compliant fuels when required, or upon occurrence of any of the other foregoing events. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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
The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies and national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operator to the charterers. Our ability to operate our vessels profitably depends on a variety of factors, including, but not limited to the (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recyclings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries.
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
We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2019, Valero Energy Corporation, or Valero, accounted for 7.22 % of our total revenues in our tankers segment. In addition, our only FSO customer as of December 31, 2019 was North Oil Company. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker industry and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any.
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

•
a prolonged force majeure event occurs, such as war, piracy, terrorism, global pandemic or political unrest, which prevents the chartering of the vessel, in each case in accordance with the terms and conditions of the respective charter.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications. For example, charter hire may be reduced if the average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. Additionally, compensation under our FSO service contracts is based on daily performance and/or availability of each FSO in accordance with the requirements specified in the applicable FSO service contracts. The charter payments we receive under our FSO service contracts may be reduced if the vessel is idle, but available for operation, or if a force majeure event occurs, or we may not be entitled to receive charter payments if the FSO is taken out of service for maintenance for an extended period, or the charter may be terminated if these events continue for an extended period.
If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. We are exposed to changes in the spot market rates associated with the deployment of our vessels. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.
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
Currently, we operate our FSOs offshore of Qatar, which has fields whose production lives deplete over time and as a result, overall activity may decline faster than anticipated.
We currently operate our FSOs offshore of Qatar, which has fields whose production lives deplete over time, and as a result, the overall activity in such fields may decline faster than anticipated. There are increased costs associated with retiring old oil and gas installations, which may threaten to slow the development of the region’s remaining resources.

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
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, with survey cycles of no more than 60 months for the first three surveys, and 30 months thereafter, not including any unexpected repairs. In 2019, the Cap Diamant, Cap Pierre, Cap Theodora and Fraternity have been dry-docked and a portion of the cost of planned repairs and maintenance was capitalized. The estimated total cost to drydock a vessel are between $1 million and $2.5 million, depending on the size, age and condition of the vessel and the location of drydocking and the special surveys to be performed.
Regulations relating to ballast water discharge came into effect during September 2019 and may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention or IOPP renewal survey, existing vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed (keel-laid) on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017. We currently have 38 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water .  The new regulations could require the installation of new equipment, which may cause us to incur substantial additional costs which may adversely affect our profitability.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and available cash would be adversely affected. Any funds set aside for vessel replacement will reduce available cash for dividend distribution or other purposes.
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
We continue to undergo a leadership transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.
On February 4, 2019, we announced that Patrick Rodgers decided to step down from his role as Chief Executive Officer or CEO during 2019 and on March 28, 2019, we announced that Hugo De Stoop, our current Chief Financial Officer or CFO, would succeed Patrick Rodgers as our CEO after a brief handover period. Hugo De Stoop formally succeeded Patrick Rodgers on May 9 , 2019. As a result, we commenced a recruitment process for a new replacement CFO. On January 1, 2020, Lieve Logghe joined us as new CFO. While we have confidence in our remaining senior management team, including members of the Company's Supervisory Board, the uncertainty inherent in this ongoing leadership transition may be difficult to manage, may cause concerns from third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees. In addition, our future development and prospects depend to a large degree on the experience, performance and continued service of its senior management team, including the new CFO and members of our Supervisory Board. Retention of these services or the identification of suitable replacements cannot be guaranteed. There can be no guarantee that the services of the current Supervisory Board or Management Board members will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the members of the Supervisory or Management Board and the costs of recruiting replacements may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.
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
Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, our income from our time and voyage chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of “passive income.”
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
    Shortly after its incorporation in 2003, Euronav applied for treatment under the Belgian tonnage tax regime. It was declared eligible for this regime by the Federal Finance Department on 23 October 2003 for a ten-year period. In line with the tonnage tax regulations, which is part of the normal corporate tax regime in Belgium, profits from the operation of seagoing vessels are determined on a lump sum basis based on the net registered tonnage of the particular vessels. After this first ten-year period had elapsed, the tonnage tax regime has been automatically renewed for another ten-year period. This tonnage tax replaces all factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in Belgium. Two of Euronav’s subsidiaries (Euronav Shipping NV and Euronav Tankers NV) also applied for the Belgian tonnage tax regime as from 2016 which application has been successfully obtained. For 2019 Euronav Shipping NV left the tonnage tax regime on a voluntary basis because no vessels were operated by that subsidiary for the period 2019.
Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results. In 2017 and early 2018 the Company took note of the correspondence between the Belgian authorities and the European Commission within the framework of request for extension of the state aid to the maritime industry by Belgium. Belgium extended the state aid to the maritime industry up to, and including, 31 December 2022. Belgium decided to adjust the tonnage tax law which entered into force retroactively as from January 1, 2018  to comply with the recommendations from the European Commission. The changes to the tonnage tax regulations were reviewed but did or do not have any adverse effect to our existing tonnage tax regime or on the operations of the Company.
Euronav is also operating vessels under Greek, Marshall Island and Liberian Flag for which the Company is paying the required tonnage tax in these particular jurisdictions.

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
We had $1,853.0 million and $1,866.8 million of indebtedness as of December 31, 2019 and December 31, 2018, respectively, and expect to incur additional indebtedness as we further expand our fleet. Borrowing under our credit facilities are secured by our vessels and certain of our vessel owning subsidiaries’ bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Such borrowings under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to enable us to satisfy our short-term or medium- to long-term liquidity requirements or to otherwise satisfy our debt obligations, we may have to undertake alternative financing plans, which could dilute shareholders or negatively impact our financial results, depending on market conditions at the time, such as:

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
Notwithstanding a degree of volatility in vessel values, the market values of tankers have generally been depressed. The market prices for tankers declined significantly from historically high levels reached in early 2008, remained at relatively low levels and started recovering only recently. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other tanker companies and other modes of transportation, types, sizes, propulsion mode, fuel consumption and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than 125% of the aggregate principal amount outstanding under the loan. We were in compliance with these requirements as of December 31, 2019 and as of the date of this annual report.
A decrease in vessel values or a failure to meet this ratio could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. In addition, due to the fact that FSO vessels are often purposely built for specific circumstances, and due to the absence of an efficient market for transactions of FSO vessels, the carrying values of our FSO’s may not represent their fair values at any point in time. Additionally, events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the recent outbreak of COVID-19, may affect our ability to comply with these covenants.
We may be unable to comply with the restrictions and financial covenants in the agreements governing our indebtedness or any future financial obligations, including the loan agreements that our 50%-owned joint ventures have entered or may enter into, that impose operating and financial restrictions on us.
Our agreements governing our indebtedness, including the loan agreements that our 50%-owned joint ventures have entered into, impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio. In addition, certain of our credit facilities will require us to satisfy certain financial covenants, which require us to, among other things, maintain:

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
As of December 31, 2019 and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.
For more information, please read “Item 5. Operating and Financial Review and Prospects.”
The contribution of our joint ventures to our profits and losses may fluctuate, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.
We currently own an interest in four of our vessels, Bari, Bastia, FSO Asia and FSO Africa, through 50%-owned joint ventures, together with other third-party vessel owners and operators in our industry. Our ownership in these joint ventures is accounted for using the equity method, which means that our allocation of profits and losses of the applicable joint venture is included in our consolidated financial statements. The joint ventures for FSO Asia and FSO Africa have entered into certain credit facilities, which we have provided a guarantee for the revolving credit facility tranche and are secured by the FSO vessels. A violation of any of our financial covenants or operating restrictions contained in the credit facilities for the FSO Africa and the FSO Asia may constitute an event of default thereunder, which may provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. The joint ventures for Bari and Bastia have entered into various agreements including a term loan with Euronav Hong Kong as lender, secured by the vessels. A violation of any of the financial covenants or operations restrictions contained in the term loan for Bari and Bastia may constitute an event of default thereunder, which may provide us with the right to, among other things, call all the issued shares in the joint ventures. The contribution of our joint ventures to our profits and losses may fluctuate, including the dividends that we may receive from such entities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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
Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us .
In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.
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
A significant portion of our earnings are related to the oil industry.  A shift in the consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy will potentially affect the demand for our vessels.  This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
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
Risk Factors Relating to Our Merger with Gener8

As a result of our merger with Gener8 Maritime Inc., or Gener8, we have incurred and continue to incur significant transaction and integration costs and are subject to certain financing restrictions and changes in covenants. We consequently may fail to realize the anticipated benefits of the merger with Gener8.
On December 20, 2017, the Company, Gener8 Maritime. Inc.,  a corporation organized under the laws of the Republic of the Marshall Islands or Gener8 and Euronav MI Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of the Company entered into an agreement and plan of merger or the Merger Agreement to govern a stock-for-stock merger or the merger with Gener8 for the entire issued and outstanding share capital of Gener8. The merger with Gener8 closed in June 2018.
We believe that the merger with Gener8 will continue to provide benefits to the combined company. However, there is a risk that some or all of the expected benefits of the Merger may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including but not limited to the strength or weakness of the economy and competitive factors in the areas where we do business, the effects of competition in the markets in which we operate, and the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic or foreign operations.
Failure to realize all of the anticipated benefits of the Merger may impact the financial performance of the combined company, the price of our ordinary shares and our ability to pay dividends, which will be at the discretion of its board of directors in accordance with our dividend policy. In addition, even if we do not realize the anticipated benefits of the Merger, we would remain liable for significant transaction costs, including legal, accounting and financial advisory fees. There is continuing risk that there may be resulting disruptions in and uncertainty surrounding our businesses, including impacts on our relationships with our existing and future customers, suppliers and employees, which could have an adverse effect on our business, results of operations and financial condition, in the aftermath of the Merger. "See - Operating and Financial Review and Prospects - The Merger with Gener8.
We may continue to incur a number of non-recurring costs associated with the merger with Gener8 and combining Gener8’s operations into our operations. We are subject to significant transaction costs and integration-related fees and costs related to formulating and implementing integration plans, including systems consolidation costs and employment-related costs. We continue to assess the amount of these costs, and additional unanticipated costs may be incurred in the aftermath of the Merger. Although we expect to realize other efficiencies related to the integration of us with Gener8 which may allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.
Additionally, we have large debt service obligations, which may significantly limit our ability to execute our business strategy, and increase the risk of default under our now existing debt . Our debt agreements generally contain financial covenants, which require us to maintain, among other things, an amount of current assets that, on a consolidated basis, exceeds our current liabilities, which amount of current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year; minimum aggregate amounts of cash, cash equivalents and available aggregate undrawn amounts of any committed loan; minimum levels of aggregate cash, minimum ratios of stockholders’ equity to total assets; and a minimum asset coverage ratio. Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things effect changes in management of our vessels; transfer or sell or otherwise dispose of all or a substantial portion of our assets; declare and pay dividends, (with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and incur additional indebtedness.

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
Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. "Please see - Item 5 Operating and Financial Review and Prospects B. Liquidity an Capital Resources Euronav NV Credit Facilities."
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
The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors, fabricated news, business interruptions caused by the recent outbreak of COVID-19 and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.
From time to time our Supervisory Board may authorize a share buyback within the Belgian legal framework. There is no guarantee that we will repurchase shares at a level anticipated by stockholders or at all, which could reduce returns to our stockholders. Once authorized, decisions to repurchase our common stock will be at the discretion of our Management Board, based upon a review of relevant considerations.
In accordance with the authorization granted by the General Meeting of 13 May 2015, we have the option but not the obligation of buying our own shares back should we believe there is a substantial value disconnect between the share price and the real value of the Company until May 2020. During 2019 we bought back shares from January until March and during June and July. Following these transactions, we now own 4,946,216 of our own shares (2.25% of the total outstanding shares). We may continue to buy back our shares opportunistically under the conditions laid down by law and subject to a valid authorization. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.
The Supervisory Board’s determination to repurchase shares of our common stock will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to repurchase shares at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders.
Although we have a dividend policy that includes a fixed component, we cannot assure you that we will declare or pay any dividends. The tanker industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.
Our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Supervisory Board (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends” or "intermediary dividends").
Our current dividend policy is the following: we intend to pay a minimum fixed dividend of at least $0.12 in total per share per year provided (a) the Company has in the view of the Supervisory Board, sufficient balance sheet strength and liquidity combined (b) with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed dividend, that excess income will be allocated to either: additional cash dividends, share buy-back, accelerated amortization of debt or the acquisition of vessels which the Supervisory Board considers at that time to be accretive to shareholders’ value.

Additional guidance to the above stated policy, to be applied to our final results for the year ended on December 31, 2019 and to our quarterly results as from 2020 onwards, was provided by our Supervisory Board by way of a press release dated January 9, 2020, as follows:

•	Each quarter the Company will target to return 80% of net income (including the fixed element of $0.03 per quarter) to shareholders.

•
This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at stock repurchase as an alternative if it believes more value can be created for shareholders.

•	The Company retains the right to return more than 80% should the circumstances allow it.

As part of its distribution policy the Company will continue to include exceptional capital losses when assessing additional dividends but also continue to exclude exceptional capital gains when assessing additional dividend payments. As part of its distribution policy the Company will not include non-cash items affecting the results such as deferred tax assets or deferred tax liabilities.

Our Supervisory Board will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We may stop paying dividends at any time and cannot assure you that we will pay any dividends in the future or of the amount of such dividends. For instance, we did not declare or pay any dividends from 2010 until 2014.
In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be as a result of the dividend a default or a breach of a loan covenant. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries' ability to declare and pay dividends (for instance, with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full). Please see “Item 5. Operating and Financial Review and Prospects” for more information relating to restrictions on our ability to pay dividends under the terms of the agreements governing our indebtedness. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Coordinated Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.
Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.
As of December 31, 2019, our issued (and fully paid up) share capital was $239,147,506.82 which was represented by 220,024,713 shares. By decision of our Shareholders’ Meeting held on 20 February 2020, our Supervisory Board has been authorized to increase our share capital in one or several times by a total maximum amount of $25,000,000 (with possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) or $120,000,000 (without the possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by our Supervisory Board. Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any future equity offering.
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
On June 12, 2018 we completed the merger with Gener8 Maritime Inc., a corporation organized under the laws of the Republic of the Marshall Islands ("Gener8") whereby Gener8 became our wholly-owned subsidiary. Prior to the merger, Gener8 was a leading U.S.-based provider of international seaborne crude oil transportation services that resulted from a merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, an independent vessel pool manager. At the date of the merger with Gener8, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, six Suezmax vessels, and two LR1 vessels, with an aggregate carrying capacity of approximately 7.4 million deadweight tons or DWT, which included 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at reputable shipyards.
The merger with Gener8 created a world leading independent crude tanker operator with 74 large crude tankers focused predominately on the VLCC and Suezmax asset classes and two FSO vessels in joint venture and provides tangible economies of scale via pooling arrangements, procurement opportunities, reduced overhead and enhanced access to capital. Furthermore the combined company offers investors a well-capitalized and more liquid company in the tanker market.
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

B.          Business Overview
We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of April 14, 2020, we owned or operated a modern fleet of 75 vessels (including four chartered-in vessels) with an aggregate carrying capacity of approximately 19.0 million deadweight tons, or dwt, consisting of 46 very large crude carriers (including four under construction as of April 14, 2020), or VLCCs, two V-plus, 25 Suezmax vessels, and two floating, storage and offloading vessels, or FSOs (both owned through 50/50 joint ventures).  The average age of our fleet as of April 14, 2020 was approximately 7.5 years for our VLCC fleet and 11.0 years for our Suezmax fleet, as compared to an industry average age as of April 14, 2020 of approximately 9.2 years for the VLCC fleet and 10.1 years for the Suezmax fleet.

We currently charter our vessels, non-exclusively, to leading international energy companies, such as North Oil Company, or NOC, (whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited), Total S.A. or Total and Valero or their respective subsidiaries, although there is no guarantee that these companies will continue their relationships with us. We pursue a chartering strategy that seeks an optimal mix of employment of our vessels depending on the fluctuations of freight rates in the market and our own judgment as to the direction of those rates in the future. Our vessels are therefore routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component. We principally employ our VLCCs through the TI Pool, a spot market-oriented pool in which we were a founding member in 2000. As of April 14, 2020, 22 of our vessels were employed directly in the spot market, 39 of our vessels were employed in the TI Pool, 8 of our vessels were employed on long-term charters, of which the average remaining duration is 3 years, including five with profit sharing components, and our two FSOs were employed on long-term service contracts. While we believe that our chartering strategy allows us to capitalize  on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates or need for spot voyages decline. At times when the freight market may become more challenging, we will try to timely shift our exposure to more time charter contracts and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness. We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the years from 2010 to 2013 and seen in 2018.
Developments in 2019
For information about acquisitions and dispositions of our vessels during 2019, please see Item. 5. Operating and Financial Review and Prospects-Fleet Development.

Our Fleet
Set forth below is certain information regarding our fleet as of April 14, 2020.

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels
Europe	V-Plus	441,561	2002	Daewoo		Spot	N/A
Oceania	V-Plus	441,561	2003	Daewoo		Spot	N/A
Aegean	VLCC	299,999	2016	Hyundai		TI Pool	N/A
Alboran	VLCC	298,991	2016	Hyundai		TI Pool	N/A
Alex	VLCC	299,445	2016	Hyundai		TI Pool	N/A
Alice	VLCC	299,320	2016	Hyundai		TI Pool	N/A
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
Amundsen	VLCC	298,991	2017	Hyundai		TI Pool	N/A
Andaman	VLCC	299,392	2016	Hyundai		TI Pool	N/A
Anne	VLCC	299,533	2016	Hyundai		TI Pool	N/A
Antigone	VLCC	299,421	2015	Hyundai		TI Pool	N/A
Aquitaine	VLCC	298,767	2017	Hyundai		TI Pool	N/A
Arafura	VLCC	298,991	2016	Hyundai		TI Pool	N/A
Aral	VLCC	299,999	2016	Hyundai		TI Pool	N/A
Ardeche	VLCC	298,642	2017	Hyundai		TI Pool	N/A
Daishan	VLCC	306,005	2007	Daewoo		TI Pool	N/A
Dalma	VLCC	306,543	2007	Daewoo		TI Pool	N/A
Desirade	VLCC	299,999	2016	Daewoo		Time Charter	Jul-20
Dia	VLCC	299,999	2015	Daewoo		Time Charter	Jun-20
Dominica	VLCC	299,999	2015	Daewoo		TI Pool	N/A
Donoussa	VLCC	299,999	2016	Daewoo		TI Pool	N/A
Drenec	VLCC	299,999	2016	Daewoo		TI Pool	N/A
Hakata	VLCC	302,550	2010	Universal	Total	Time Charter (3)	Sep-20
Hakone	VLCC	302,624	2010	Universal		TI Pool	N/A

Hatteras	VLCC	297,363	2017	Hanjin Subic		TI Pool	N/A
Heron	VLCC	297,363	2017	Hanjin Subic		TI Pool	N/A
Hirado	VLCC	302,550	2011	Universal		TI Pool	N/A
Hojo	VLCC	302,965	2013	JMU		TI Pool	N/A
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A

Newton	VLCC	307,284	2009	Dalian		TI Pool	N/A
Sandra	VLCC	323,527	2011	STX		TI Pool	N/A
Sara	VLCC	323,183	2011	STX		TI Pool	N/A
Simone	VLCC	313,988	2012	STX		TI Pool	N/A
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
TI Hellas	VLCC	319,254	2005	Hyundai		TI Pool	N/A
Bari	Suezmax	159,186	2005	Hyundai		Spot	N/A
Bastia	Suezmax	159,155	2005	Hyundai		Spot	N/A
Cap Charles	Suezmax	158,881	2006	Samsung		Spot	N/A
Cap Corpus Christi	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A
Cap Guillaume	Suezmax	158,889	2006	Samsung		Time Charter	Sep-20
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Leon	Suezmax	159,049	2003	Samsung		Spot	N/A
Cap Pembroke	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cap Philippe	Suezmax	158,920	2006	Samsung		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung		Spot	N/A
Cap Port Arthur	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Quebec	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cap Theodora	Suezmax	158,819	2008	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Captain Michael	Suezmax	157,648	2012	Samsung		Spot	N/A
Filikon	Suezmax	149,989	2002	Universal		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung		Spot	N/A
Sienna	Suezmax	150,205	2007	Universal		Spot	N/A
Stella	Suezmax	165,000	2011	Hyundai		Spot	N/A
Maria	Suezmax	157,523	2012	Samsung		Spot	N/A
Sapphira	Suezmax	150,205	2008	Universal		Spot	N/A
Selena	Suezmax	150,205	2007	Universal		Spot	N/A
Sofia	Suezmax	165,000	2010	Hyundai		Spot	N/A
Statia	Suezmax	150,205	2006	Universal		Spot	N/A
Total DWT—Owned Vessels		15,484,677

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Chartered-In Vessels
Chartered-In Vessels
Nucleus	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Nautilus	VLCC	307,284	2006	Dalian		TI Pool	Dec-21
Navarin	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Neptun	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Nautica	VLCC	307,284	2008	Dalian		TI Pool	Jun-24
Nectar	VLCC	307,284	2008	Dalian		TI Pool	Jun-24
Noble	VLCC	307,284	2008	Dalian		TI Pool	Jun-24
Total DWT Chartered-In Vessels		2,150,988
FSO Vessels
FSO Africa (4)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Sep-22
FSO Asia (4)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Jul-22
Total DWT FSO Vessels		442,000

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

Employment of Our Fleet
Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2020, our fleet is currently expected to have approximately 25,184 available days for hire, of which, as of April 14, 2020, 88.24% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 6.75% are expected to be available to be employed on fixed time charters with a profit sharing element and 5.01% are expected to be available to be employed on fixed time charters without a profit sharing element.
Spot Market
A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of April 14, 2020, we employed 22 of our vessels directly in the spot market.

Tankers International Pool
Euronav principally employs and commercially manages its VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels, or Pool Participants, to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. As of April 14, 2020, the TI Pool was comprised of 57 vessels, including 39 of Euronav’s VLCCs.
By pooling its VLCCs with those of other shipowners, Euronav is able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for its vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. In 2019, TI Pool membership costs were approximately $665 per vessel per day (with each vessel receiving its proportional share of pool membership expenses, excluding pool credit line costs).
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
Tankers (UK) Agencies Limited., of which Euronav owns 50% of the outstanding voting shares, is the manager of the pool and is also responsible for the commercial management of the Pool Participants, including negotiating and entering into vessel employment agreements on behalf of the Pool Participants. Technical management of the pooled vessels is performed by each shipowner, who bears the operating costs for its vessels.
Time Charters
Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help Euronav mitigate, in part, its exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, Euronav may when the cycle matures or otherwise opportunistically employ more of its vessels under time charter contracts as the available rates for time charters improve. Euronav may also enter into time-charter contracts with profit-sharing arrangements, which it believes will enable Euronav to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of April 14, 2020, Euronav employed eight of its vessels on fixed-rate time charters with an average remaining duration of 3 years, including five with profit-sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.
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

In addition to Euronav’s in-house fully integrated technical management, Euronav utilizes the services of experienced third party managers. The independent technical managers typically have specific teams dedicated to Euronav’s vessels and are supervised by an experienced in-house oversight team. Euronav currently contracts Northern Marine Management Limited (part of Northern Marine Group) and Anglo Eastern group of companies (through some of their wholly-owned subsidiaries) The services provided by Euronav’s third party technical management are very similar to Euronav’s own technical management and involves part or all of the day-to-day management of vessels.
 Euronav’s VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, excluding voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2019, Euronav paid an aggregate of $9.8 million for the commercial management of Euronav’s vessels operating in the TI Pool.
 Euronav’s Suezmax vessels trading in the spot market are commercially managed by Euronav (UK) Agencies Ltd., our London commercial department. Commercial management services include securing employment for Euronav’s vessels.
 Euronav’s time chartered vessels are managed by Euronav’s operations department based in Antwerp.
Principal Executive Offices
Our principal executive headquarters are located at De Gerlachekaai 20, 2000 Antwerpen, Belgium. Our telephone number at that address is 011-32-3-247-4411. We also have offices located in the United Kingdom, France, Greece, Hong Kong, Switzerland (canton Geneva) and Singapore. Our website is www.euronav.com.
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
Overview
The maritime transport industry is fundamental to international trade as it is the only practicable and economic way of transporting large volumes of many essential commodities and finished goods around the world. In turn, the oil tanker shipping industry represents a vital link in the global energy supply chain, in which larger vessels, such as VLCC, Suezmax and Aframax tankers, play an important role, given their capability to carry large quantities of crude oil.
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
In broad terms, the volume of seaborne oil trade is primarily dependent on global and regional economic growth, and to a lesser extent other factors such as changes in regional oil prices. Overall, there is a close relationship between changes in the level of economic activity and changes in the volume of oil moved by sea. With continued strong GDP growth in Asia, seaborne oil trade to emerging Asian markets has been growing significantly. Chinese oil consumption grew at a compound average growth rate (CAGR) of 5.6% from 7.9 mbpd in 2009 to 13.6 mbpd in 2019. Oil demand in OECD Europe and North America has also risen in the last four years primarily due to lower oil prices and higher industrial activity on the back of improving general economic conditions. In 2019, the total seaborne trade in crude oil was equivalent to 2.1 billion tons as per provisional estimates.

Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is also translating into growing seaborne oil trade distances. For example, a VLCC’s voyage from West Africa to the US Gulf takes 40 days, but a trip from West Africa to China (a trade which is expanding) takes 65 days, and a trip from the US Gulf to Far East (a key trade route with growing US crude exports) takes nearly 100 days. The increase in oil trade distances, coupled with increases in world oil demand, has had a positive impact on tanker demand in ton miles (crude and products), which has increased from 10.9 to 13.6 billion ton miles in the period 2009 to 2019.
Supply in the tanker sector, as measured by its deadweight (dwt) cargo carrying capacity, is primarily influenced by the rate of deliveries of newbuilds from the shipyards in line with their orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion. After a period of rapid expansion, supply growth in the tanker sector moderated in 2013-14 and the overall tanker fleet expanded just 0.6% in 2014, and a relatively modest 2.7% in 2015. However, in 2016, the crude oil tanker fleet expanded 5.8% due to a high level of newbuilding deliveries during the year and lower levels of scrapping. A further round of newbuilding deliveries took place in 2017 and the world tanker fleet increased another 4.8% despite a rise in scrapping in the second half of the year. Record high demolitions kept a check on fleet growth, and global crude tanker fleet expanded by a marginal 0.3% in 2018 despite the delivery of 101 newbuilds with aggregate capacity of 20.3 mdwt. Global world tanker fleet rose 7.1% year on year to 412.3 mdwt in 2019 primarily due to 39.1% year on year increase in deliveries to 28.3 mdwt. Demolitions declined sharply to 2 mdwt in 2019 compared with 17.4 mdwt in 2018.
In terms of ordering activity, new tanker orders from 2010 to 2014 were limited due to the lack of available bank financing and a challenged rate environment, which contributed to the total crude tanker orderbook declining to 13.9% of the existing global tanker fleet capacity as of December 2014, compared with nearly 50% of the existing fleet at its peak in 2008. However, new ordering picked up in the VLCC and Suezmax sectors in late 2014 and 2015 because of the continued strength in the tanker freight market and the exemption from compliance to Tier III NOx emission norms for vessels ordered before January 1, 2016. Ordering activity fell substantially in 2016 and only 39 crude tankers were ordered, compared with 244 in 2015. However, ordering activity picked up again in 2017 with 93 new contracts placed for crude tankers during the year. Weak newbuilding prices were one of the main factors stimulating new ordering. Ordering activity took a backseat in a depressed tanker market, and a total of 73 crude tankers were ordered in 2018. The crude tanker orderbook thinned down significantly in 2019 as deliveries outpaced new ordering. The orderbook as a percentage of the fleet also slipped from 12.3% at the start of 2019 to 8.3% at the end of the year.
The tanker freight market remained buoyant throughout 2015 and in the first half of 2016 on the back of favorable supply/demand dynamics. However, in the second half of 2016, rising newbuilding deliveries outpaced the growth in tanker demand, and hence, there was downward pressure on freight rates. A deluge of newbuilding in 2017 aggravated the situation further and rates fell. For example, the average VLCC spot rate on the Arabian Gulf (AG)-Japan route was US$ 22,617 per day in 2017 compared with US$ 42,183 per day in 2016. Oil tanker freight rates declined in the second half of 2016 and 2017 due to a number of factors, including:

i.	A surge in newbuilding deliveries that outpaced the growth in tanker demand in 2016 as well as 2017,

ii.	Oil production cuts announced by OPEC and higher compliance by the member countries, and

iii.	Reduced stockpiling activity by major Asian economies.
Freight rates across vessel class averaged well below breakeven rates for the first nine months of 2018. Suppressed vessel earnings prompted demolitions and 103 crude tankers with aggregate capacity of 17.4 mdwt were sold to scrapyards in 2018. Sluggish fleet growth-on account of record high demolitions and steady increase in the demand for tankers-improved supply-demand dynamics in the last quarter of 2018 to an extent. Vessel earnings surged substantially in the last four months of 2018. Second-hand asset prices moved up in the fourth quarter of 2018, as a result of higher charter rates.
In 2019, crude tanker freight rates benefited from the US sanctions on Cosco Shipping Tanker (Dalian) Co., geopolitical tensions and tight supply. In addition, crude tanker vessel supply was reduced by 1.2% as vessels moved out of trade to fit scrubbers. New orders were constrained as shipowners wanted more clarity to emerge on the availability of HSFO for scrubber-fitted vessels and LSFO prices. Scrapping came down sharply as owners wanted to benefit from higher freight rates in the second half of 2019. Second-hand asset prices reacted positively to buoyant charter rates.

World Oil Demand and Production
In 2019, oil accounted for around one-third of global energy consumption. With the exception of 2008 and 2009, world oil consumption has increased steadily over the past two decades, as a result of increasing global economic activity and industrial production. In recent years, the growth in oil demand has been largely driven by developing countries in Asia and growing Chinese consumption, but some developed economies also recorded increases in demand between 2014 and 2018. In 2019, world oil demand increased to 100.3 mbpd, which represents a 1.0% increase from 2018 and 17.3% higher than the recent low recorded in 2009 following the global financial crisis of 2008-09.

World oil consumption: 2009 to 2019

(Million barrels per day)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019*	CAGR 09-19 %
North America	23.7	24.1	24.0	23.6	24.1	24.2	24.6	24.9	25.1	25.5	25.7	0.8%
Europe - OECD	14.7	14.7	14.3	13.8	13.6	13.5	13.8	14.0	14.4	14.3	14.2	-0.3%
Pacific	8.0	8.1	8.1	8.6	8.3	8.1	8.1	8.1	8.2	8.1	7.9	-0.1%
Total OECD	**46.4**	**46.9**	**46.4**	**46.0**	**46.0**	**45.8**	**46.4**	**47.0**	**47.7**	**47.9**	**47.8**	**0.3%**
Former Soviet Union	4.0	4.2	4.4	4.5	4.7	4.7	4.6	4.4	4.5	4.7	4.8	1.8%
Europe - Non OECD	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.8	0.8	1.3%
China	7.9	8.9	9.2	9.8	10.3	10.8	11.6	12.0	12.5	13.0	13.6	5.6%
Asia (excluding China)	10.3	10.9	11.1	11.4	11.8	12.0	12.4	13.2	13.7	14.0	14.3	3.3%
Latin America	5.7	6.0	6.3	6.4	6.7	6.8	6.7	6.5	6.4	6.4	6.4	1.2%
Middle East	7.1	7.3	7.4	7.7	7.9	8.4	8.4	8.4	8.4	8.3	8.3	1.6%
Africa	3.4	3.5	3.4	3.7	3.9	3.8	4.3	4.2	4.2	4.2	4.3	2.4%
Total Non-OECD	**39.1**	**41.5**	**42.5**	**44.2**	**45.9**	**47.2**	**48.5**	**49.4**	**50.4**	**51.4**	**52.5**	**3.0%**
World total	**85.5**	**88.4**	**88.9**	**90.2**	**91.9**	**93.0**	**95.0**	**96.4**	**98.1**	**99.3**	**100.3**	**1.6%**

**Provisional estimates*

Source: IEA

Seasonal trends also affect world oil consumption, and consequently, oil tanker demand. While trends in consumption vary with the specific season each year, peaks in tanker demand often precede seasonal consumption peaks as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can be classified broadly into two main categories: increased demand before the Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline before the summer driving season in the US.
Global trends in oil production have naturally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play an integral role in determining production levels and tie in with the seasonal peaks in demand. Changes in world crude oil production by region from 2009 to 2019 are shown in the table below.

At the beginning of 2019, proven global oil reserves totaled 1,730 billion barrels - about 47 times the current rates of annual production. These reserves tend to be located in regions far from the major consuming countries separated by large expanses of water, and this geographical barrier creates the demand for crude tanker shipping. However, the development of light tight oil (LTO) or shale oil reserves in the US had a negative impact on the volume of US crude oil imports as well as the demand for crude tankers from 2004 to 2014. However, rising US crude exports on long-haul routes to China and India is good news for shipowners as every additional barrel exported from the country will open avenues for equal imports as the US is a net importer of crude oil.
New technologies, such as horizontal drilling and hydraulic fracturing, triggered a shale oil revolution in the US, and in 2013, for the first time in the previous two decades, the US produced more oil than it imported. In view of the rising surplus in oil production, the US Congress lifted a 40 year-old ban on crude oil exports in 2015 that was put in place after the Arab oil embargo in 1973. Thereby, this allowed US oil producers access to international markets.
The first shipments of the US crude were sent to Europe immediately after the lifting of the ban, and since then, other destinations have followed. The US exported 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for the US crude producers as the country exported crude to every major importer, including China, India, South Korea and several European countries. In October 2017, US crude exports surpassed 2 mbpd, and on average, the country’s crude exports more than doubled in 2017 to 1.1 mbpd. In the last two years, the US crude exports jumped further to 2.0 mbpd in 2018 and 2.9 mbpd in 2019 on the back of rising domestic crude oil production and nearly flat domestic demand. However, this is still well below the exports of major exporters such as Saudi Arabia, Russia and other Middle Eastern exporters. Nevertheless, the US Gulf to Asia could be a key trading route for VLCC with growing US exports.
In the meantime, much of the oil from West Africa and the Caribbean, which was historically imported by the US, is now shipped in VLCC to China and other Asian economies, which has a positive impact on tanker demand due to increased ton miles, given the longer distances the oil needs to travel. Production and exports from the Middle East (largely from OPEC suppliers) and West Africa have historically had a significant impact on the demand for tanker capacity, and consequently, on tanker charter hire rates due to the long distances between these supply sources and demand centers. Oil exports from short-haul regions, such as the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyages.
Overall, the volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2019 is provisionally estimated at 2.2 billion tons or 68.4% of all seaborne oil trade (crude oil and refined petroleum products). The chart below illustrates changes in global seaborne movements of crude oil between 1983 and 2019.

Seaborne crude oil trade development: 1983 to 2019

(Million tons)

2,300
2,000
1,700
1,400
1,100
800
500
1980
1985
1990
1995
2000
2005
2010
2015
Seaborne Crude Oil Trade

Source: GTIS, Drewry

World seaborne oil trade is the result of geographical imbalances between areas of oil consumption and production. Historically, certain developed economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East and Africa, oil consumption during 2009 to 2019 grew at annual rates of 2.4%, and at an annual growth rate of 5.6% in the case of China. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances as more oil is being transported on long-haul routes.

Regional oil consumption growth rates: 2009 to 2019

(CAGR – Percent)

6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
China
Middle East
Asia
Africa
Latin America
FSU
North America
Pacific
Europe

Source: IEA, Drewry

Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, the rising demand for oil will have to be satisfied by increased imports.

In the case of China and India, seaborne crude oil imports have risen significantly in the last decade in order to meet an increasing demand for energy. During 2009 to 2019, Chinese crude oil imports increased from 203.8 to 497.3 million tons and Indian imports increased from 148.6 to 225.6 million tons. Conversely, Japanese imports declined from 177.3 to 146.7 million tons over the same period. In the US, crude oil imports declined between 2007 and 2015, but in 2016, the trend was reversed and average US crude imports increased 0.5 mbpd due to declining shale output. In 2017, US imports inched up by another 0.4% to reach 7.9 mbpd on the back of rising crude oil consumption. In 2018, the US crude oil imports declined 2.5% year on year to 7.8 mbpd, whereas the country’s crude oil imports declined 12.6% year on year to 6.8 mbpd in 2019. US crude oil imports have declined in the last two years on account of the country’s rising crude oil production.
A vital factor, which is affecting both the volume and pattern of world oil trades, is the shift in global refinery capacity from the developed to the developing world, which is increasing the distances from oil production sources to refineries. The distribution of refinery throughput by region from 2009 to 2019 is shown in the following table.

Changes in refinery throughput are largely driven by changes in the location of capacity. Capacity increases are taking place mostly in the developing world, especially in Asia. In response to growing domestic demand, coupled with export ambitions, Chinese refinery throughput has grown at a faster rate than that of any other global region in the last decade, with refinery throughput in India, the Middle East and other emerging economies following a similar pattern. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East and few new refineries are planned for North America and Europe.

As a result of changes in trade patterns, as well as shifts in refinery locations, average voyage distances in the crude sector have increased. From 2009 to 2019, ton-mile demand in the crude tanker sector grew from 8.4 to 10.3 trillion ton miles. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Another aspect which has impacted crude tanker demand in recent years has been the use of tankers for floating storage. In the closing weeks of 2014 and the opening weeks of 2015, commodity traders hired VLCCs in the expectation that profits could be made by storing oil at sea to create a contango, that is, where the current or spot price for the oil was below the price of oil for delivery in the futures market. As a result, several fixtures for long-term storage were reported by oil majors and commodity traders for periods up to 12 months in late 2014 and the first half of 2015. Floating crude oil storage reached a high of 197 million barrels in May 2015, and thereafter, it declined because of a narrowing of the contango and shrinking arbitrage in crude oil futures.
The use of large tankers for offshore storage rebounded somewhat in 2016 on account of logistical considerations, marketing issues and inventory drawdown. Similar patterns were seen when floating storage peaked in June 2017, when more than 200 million barrels were reported to be stored in crude tankers. Floating storage declined gradually in the second half of 2017. Production cuts pursued by OPEC, Russia and its allies encouraged inventory drawdown and floating storage dropped further in 2018. In 2019, demand for floating storage increased as owners stored LSFO and HSFO to avoid uncertainty of availability of these fuels and hedge them from price increase. Demand for VLCC for oil storage increased as well with 28 VLCCs being used in the Middle East Gulf to store oil. As of 31 December 2019, around 66.5 million barrels of oil were reported to be stored on crude oil tankers at sea.

Crude Tanker Fleet Overview
The world crude tanker fleet is generally classified into three major types of vessel categories, based on carrying capacity. The main crude tanker vessel types are:

•
    VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or around two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the US Gulf or the Caribbean. Tankers in excess of 320,000 dwt are known as Ultra Large Crude Carriers (ULCCs), although for the purposes of this report, they are included within the VLCC category.

•
    Suezmax tankers, with an oil cargo carrying capacity of about 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or around one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones. Within the Suezmax sector, there are a number of product and shuttle tankers (shuttle tankers are specialized ships built to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries and are often referred to as ‘floating pipelines’), which do not participate in the crude oil trades.

•
    Aframax tankers, with an oil cargo carrying capacity of around 80,000 to 120,000 dwt (or about 500,000 barrels). Aframax tankers are employed in shorter regional trades, mainly in Northwest Europe, the Caribbean, the Mediterranean and Asia.

There are also a relatively small number of ships below 80,000 dwt which operate in crude oil trades. However, many operate in cabotage type trades, and therefore, do not form part of the open market. For this reason, the following analysis of supply concentrates on the VLCC, Suezmax and Aframax vessels. As of 31 December 2019, the crude tanker fleet consisted of 2,026 vessels with a combined capacity of 406.9 mdwt.

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

(1) Middle East Gulf

(2) Suezmax via Suez Canal fully laden

(3) West Africa

(4) VLCC transit via Cape of Good Hope

(5) NS: North Sea

Source: Drewry

VLCCs are built to carry cargo parcels of two million barrels, and Suezmax tankers are built to carry cargo parcels of one million barrels, which are the most commonly traded parcel sizes in the crude oil trading markets. Their carrying capacities make VLCCs and Suezmax tankers the most appropriate asset class globally for long and medium haul trades. While traditional VLCC and Suezmax trading routes have typically originated in the Middle East and the Atlantic Basin, increased Asian demand for crude oil has opened up new trading routes for both classes of vessels. The map below shows the main VLCC and Suezmax tanker seaborne trade routes.

VLCC/Suezmax Fleet Development
Following a muted growth of 0.2% year on year to 384.8 mdwt in 2018, the crude tanker fleet surged 7.1% year on year to 412.3 mdwt in 2019 on the back of higher deliveries, while demolitions remained weak. Deliveries grew 39.1% year on year to 28.3 mdwt in 2019. Scrapping declined from 17.4 mdwt to 2.0 mdwt as shipowners continue to operate old vessels to benefit from firm rates during winter before the implementation of the IMO’s 2020 regulations. VLCC fleet expanded at the highest rate since 2009 due to a surge in deliveries and lack of scrapping activity. Owners waited for the IMO regulation to come into force before deciding on scrapping their vessels.

VLCC & Suezmax fleet development: 2009 to 2019

(Year on year percentage growth: mdwt)

12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Suezmax
VLCC/ULCC

Source: Drewry

The chart below indicates the volume of new orders placed in the VLCC and Suezmax sectors from 2009 to 2019. Tight supply-demand dynamics in the tanker market, firm freight rates and exemption from compliance to Tier III NOx emission norms for vessels ordered before January 1, 2016, were the reasons for high new ordering activity in 2015, and a total of 62 VLCCs and 51 Suezmaxes contracts were placed during the year. New ordering activity then declined in 2016, with only 14 VLCCs ordered during the year compared with 62 during 2015. Ordering activity picked up again in 2017 as shipowners took advantage of low newbuild prices to embark on fleet renewal. However, newbuilding activity took a back seat in the depressed freight market, and 39 VLCCs and 12 Suezmaxes were ordered in 2018 compared with 48 VLCCs and 19 Suezmaxes in 2017. Uncertainty over the price and availability of new bunker fuel resulted in lower orders in 2019. Apart from uncertainty over scrubbers, high newbuilding prices and tight availability of credit kept ordering subdued.
In the last few years, delays in new vessel deliveries, often referred to as ‘slippage’, have become a regular feature of the market. Slippage is the result of a combination of several factors, including cancellations of orders, issues in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over-optimistic delivery times, and in some cases, shipyards experiencing financial difficulty. A number of Chinese yards, including yards at which crude tankers are currently on order, are experiencing financial problems which have led to both cancellations and delays in deliveries. New order cancellations have been a feature of most shipping markets during the market downturn. For obvious reasons, shipyards are reluctant to openly report such events, making the tracking of the true size of the orderbook at any given point in time difficult. The difference between actual and scheduled deliveries reflects the fact that orderbooks are often overstated. Slippage has affected both the VLCC and Suezmax sectors. The table below indicates the relationship between scheduled and actual deliveries for both asset classes from 2011 to 2019. Since slippage has occurred in recent years, it is not unreasonable to expect that some of the VLCC and Suezmax tankers currently on order will not be delivered on time.

In 2019, VLCC and Suezmax deliveries amounted to 21.1 and 4.0 mdwt respectively, compared with 12.1 and 4.4 mdwt respectively in 2018. VLCC deliveries were the highest since 2009 in 2019. As a result of these deliveries, the VLCC and Suezmax fleets expanded 8.1% and 3.2% year over year respectively in 2019. Apart from a surge in deliveries, the lack of scrapping activity was the main reason for a sharp expansion in the VLCC fleet in 2019.
At its peak in 2008, the VLCC and Suezmax tanker orderbooks were each equivalent to 50% of the existing fleets, which led to high levels of new deliveries in both sectors between 2009 and 2012. The orderbook as a percentage of the existing fleet declined in the period 2010-13 due to low levels of new ordering. However, with the upturn in new ordering activity in 2014 and 2015, the VLCC and Suezmax orderbook to fleet ratios rose to 19.4% and 24.7% respectively in December 2015. As a result of lower levels of new ordering and elevated deliveries in the last three years, the orderbooks for VLCC and Suezmax vessels as of December 31, 2019 were equivalent to 8.8% and 8.0% of the existing fleets, respectively. The VLCC and Suezmax orderbook to fleet ratio are at their lowest level since 2008.

VLCC & Suezmax orderbook
(Percent of existing fleet)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Suezmax
VLCC

Source: Drewry

As of December 31, 2019, the total crude tanker orderbook consisted of 162 vessels with aggregate capacity of 34.0 mdwt. The orderbook for Suezmax tankers was 43 vessels representing 6.8 mdwt (excluding shuttle tankers), and for VLCCs, the orderbook was 71 vessels representing 21.7 mdwt.

Tanker supply is also affected by vessel scrapping. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade it to maintain its ’in-class’ status. Often, particularly when tankers reach about 25 years of age, the costs of conducting the class survey and performing required repairs become economically inefficient. In recent years, most oil tankers that have been demolished were between 25 and 30 years of age. Average demolition age of VLCC has been around 21 years.

In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, demolitions tend to decline and the opposite occurs when freight rates are low. The chart below indicates that vessel scrapping was much higher from 2010 to 2014 than in the preceding five years. Firm freight rates in 2015 and 2016 also encouraged shipowners to defer the scrapping of older vessels, and demolitions in these two years were substantially lower compared with those during 2010-14. However, weak freight rates in the third quarter of 2017 accelerated demolitions and a total of 58 crude tankers totaling 8.5 mdwt were sold to scrapyards in 2017. Scrapping activity touched a record high as a weak freight market forced shipowners to phase out vessels below 20 years of age. Consequently, 108 crude carriers aggregating 18.6 mdwt were demolished in 2018. In 2019, demolitions remained muted as shipowners preferred holding on their old vessels due to higher freight rates in second half of 2019.

Two other important factors are likely to affect crude tanker supply in the future. The first is the requirement to retrofit ballast water management systems (BWMS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (BWM) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO ‘D-2’ standard is also the standard that has been adopted by the US Coast Guard’s ballast water regulations and the US EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date. For a VLCC tanker, the retrofit cost could be as much as US$2.0 million per vessel, including labor. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after BWM Convention came into force in 2019.
The second factor that is likely to impact future vessel supply is the drive to lower emission from ships. For many years, heavy-fuel oil (HFO) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO is about 3.5%. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulfur content of the fuel.

The IMO, the governing body of international shipping, has made a concerted effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (ECAs) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulfur content up to 0.1%. The IMO implemented emission control regulation globally with effect from 1 January, 2020. It stipulates that ships sailing outside ECAs will switch to an alternate fuel with permitted sulfur content up to 0.5% or will retrofit scrubber in order to reduce emission. This has created demand for Very Low Sulfur Fuel Oil (VLSFO) with 0.5% sulfur content. Some of the owners of large vessels have also opted for scrubbers retrofitting on existing ships. As such the emission regulation will be another factor hastening the eventual demolition of older ships. Within the context of the wider market, increased vessel scrapping is a positive development as it helps to counterbalance new ship deliveries and moderates the fleet growth.
The implementation of the new bunker fuel regulation, which places a cap on the sulfur content in marine fuel, will be a blessing in disguise for shipowners as it will keep vessel demolitions high until 2021. The price of compliant fuel has been higher because of limited availability. In January, the price differential between HSFO (3.5%) and VLSFO (0.5%) has ranged between US$145 to 320 per tonne depending on the bunkering location. This differential is expected to come down in coming months as the VLSFO fuel availability and supply chain is stabilized. Operating old and inefficient ships will be uneconomical without fitting high-cost scrubbers. Shipowners will prefer to phase out vintage vessels over going the scrubber way, which will further improve supply-demand dynamics of the tanker market. In addition, refiners will enjoy a higher margin due to the price differential between low sulfur compliant fuel and HFO. Accordingly, refinery runs are expected to increase to meet the growing demand of compliant marine fuel. Higher refinery runs will create demand for additional crude imports by refiners, which will lead to higher seaborne trade and greater ton-mile demand for tankers.
As of December 31, 2019, owners have opted to fit scrubbers in about 110.4 mdwt of crude tonnage (includes UL/ VLCC, Suezmax and Aframax), which constitutes about 27.1% of the existing fleet (based on capacity in dwt). As per our estimate, 253 UL/ VLCCs are currently fitted with scrubbers, including 65 UL/ VLCC delivered as newbuilds. In addition, 90 UL/ VLCCs are pending retrofitting. Altogether, about 31.7% of UL/ VLCC fleet is fitted with scrubbers (based on dwt capacity and includes pending retrofits). In the existing fleet, 137 Suezmax are fitted with scrubbers (64 retrofitted, 20 fitted at newbuilding and 53 retrofit pending). In total, 25.4% of the total Suezmax fleet is fitted with scrubbers (based on dwt capacity and includes pending retrofit). Vessels moving out of trade to retrofit scrubbers impede supply growth and support freight rates.
IMO has been devising strategy in order to reduce greenhouse gases and carbon from ships. According to the latest announcement IMO plans to initiate measures to reduce CO2 emitted by at least 40% by 2030 and 70% by 2050 compared to 2008. It also plans to introduce measures to reduce GHG emission by 50% by 2050 compared to 2008 levels. This is likely to be achieved by setting energy efficiency requirements and encouraging shipowners to use alternative fuels such as biofuels, electro-/synthetic fuels such as hydrogen or ammonia, etc. It may include limiting speed of the ships. Currently there is an uncertainty with regard to exact measures IMO will undertake to achieve these targets. This uncertainty is deterring ship owners from ordering newbuild vessels as these new vessels may have high environmental compliance cost in future.

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

•
A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo-handling terms. Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses, including voyage, operating and capital costs of the vessel.

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

 Tanker Freight Rates
Worldscale is the tanker industry’s standard reference for calculating freight rates. Worldscale is used because it provides the flexibility required for oil trade. Oil is a fairly homogeneous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea, and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.
Time charter equivalent (TCE) is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed, which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue that is then divided by the total voyage days, including the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and/or in port), to give a daily TCE rate.
The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handysize market, as compared with the tanker market as a whole. The chart below illustrates monthly changes in TCE rates for VLCC and Suezmax tankers during January 2009 to December 2019.

VLCC/Suezmax tanker Time Charter Equivalent (TCE) Rates: 2009 to 2019*

(US$/Day)

200,000
150,000
100,000
50,000
0
-50,000
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Suezmax: W. Africa - Caribs/USES
VLCC: Arabian Gulf - Japan

** Up to December 2019*

Source: Drewry

After a weak phase between 2009 and the first half of 2014 , tanker freight rates started rising in the second half of 2014, the main stimulus being the fall in oil prices and rising oil consumption. In addition, key oil-importing countries, such as India and China, started building Strategic Petroleum Reserves (SPRs).
In the fourth quarter of 2015, VLCC spot rates surged, benefiting from seasonal demand and low growth in the global crude tanker fleet. However, a wave of newbuilding deliveries in 2016 outpaced demand, and average TCE rates in 2016 were around 40% lower than in 2015. A spate of newbuilding deliveries in 2017 aggravated the situation further and the average TCE rates dropped by a further 45% in 2017. The situation worsened further and TCE rates were below breakeven rates for the first nine months of 2018. However, vessel earnings improved in the later months of the year and TCE rates for VLCCs on Arabian Gulf-Japan averaged at about US$ 21,500 per day in 2018, which is nearly 5% lower than the rates realized in 2017.
VLCC TCE rates rose 2.1x in 2019, compared with 2018, on the back of the US sanctions on Cosco Shipping Tanker (Dalian) Co, geopolitical tensions and tight supply. VLCC rates surged to record high levels in October 2019 due to tight supply as US sanctions on Cosco subsidiaries in late September 2019 made a substantial number of Cosco’s 43 VLCCs difficult to trade. The US sanctions on Iran and the corresponding decline in Iran’s crude exports have also trimmed the availability of National Iranian Tanker Company (NITC) vessels for international trade. Effective vessel supply was also squeezed, with vessels moving out of trade to retrofit scrubbers.

Indicative VLCC Triangulation Voyage Pattern

US Gulf
2
Voyage 2. Ballast: US Gulf – West Africa
West Africa
3
Voyage 3. Laden: West Africa – China
Mid East
1
Voyage 1. Laden: Mid East – US Gulf
China
4

Source: Drewry

VLCC/Suezmax 1-year time charter rates: 2008 to 2019*

(US$/day period averages)

100,000
80,000
60,000
40,000
20,000
0
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
1 year TC for 5 year old VLCC
1 year TC for 5 year old Suezmax

* *Up to December 2019*

Source: Drewry

In the tanker market, independent shipowners have two principal employment options - either the spot or time charter markets or a combination of both. How tankers are deployed varies from operator to operator, and are also influenced by market conditions. In a buoyant market, the companies that prefer to deploy vessels on the spot market will gain more as they will benefit from the rise in freight rates. Broadly speaking, a shipowner with an operating strategy, which is focused on the time charter market, will experience a more stable income stream and they will be relatively insulated against the volatility in spot rates.
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
The actual construction of a vessel can take place in 9 to 12 months and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually at least 16-20 months, but in times of high shipbuilding demand, it can extend up to 2 to 3 years.
Newbuilding prices for tankers of all sizes rose steadily between 2004 and mid-2008. This was due to a number of factors, including high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of strengthening steel prices and the weakening US dollar. Prices weakened in 2009 following a downturn in new ordering and remained weak until second half of 2013, when they slowly started to rise.
Newbuild prices increased by an average of 10% across vessel classes in 2014, but they declined marginally in 2015 due to weaker steel prices and spare capacity at shipyards on account of negligible activity in other sectors of the maritime industry. The average newbuilding prices for VLCCs in 2015 dropped 2.4% year on year, while prices were flat for Suezmax tankers between 2014 and 2015. Spare capacity at shipyards, coupled with low ordering in 2016, led to a further decline of 10% to 12% in newbuilding prices of crude tankers. Newbuild prices remained stable throughout 2017. However, newbuild prices increased steadily in 2018 primarily on the back of optimism about a recovery in the tanker market. VLCC and Suezmax newbuild prices increased in 2019 with an increase in charter rates.

VLCC/Suezmax tanker newbuilding prices: 2009 to 2019*

(US$ million)

200
160
120
80
40
0
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
VLCC
Suezmax

** Up to December 2019*

Source: Drewry

Second-hand Prices
Second-hand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply of and demand for shipping capacity. The second-hand vessel prices follow the prevailing freight rates and they provide a better assessment of the existing supply-demand dynamics in the market. Vessel values are also dependent on other factors, including the age of the vessel, shipyard etc. Prices for young vessels, those around five-years old or under are also influenced by newbuilding prices. Prices for old vessels, those that are in excess of 20 years of age and near the end of their useful economic lives, are swayed by the value of scrap steel. In addition, the values for younger vessels tend to fluctuate less on a percentage basis than the values for older vessels. This is attributed to the finite useful economic life of older vessels that makes the price of younger vessels less sensitive to freight rates in the short term.
Vessel values are determined on a daily basis in the sale and purchase (S&P) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to participants in the seaborne transportation industry. The S&P market for oil tankers is transparent and quite liquid, with a large number of vessels changing hands on a regular basis.
The chart below illustrates the movements of prices for second-hand (5-year old) oil tankers between 2008 and 2019. After remaining range-bound between 2010 and 2013, second-hand vessel prices started recovering in 2014-15, but a sharp decline in the earning capabilities of vessels in 2016 reversed the trend, and second-hand prices plunged 25-30% during the year. However, second-hand prices remained stable for much of 2017 and started to move up slowly from the beginning of 2018 due to increased demand for modern fuel-efficient vessels in the S&P market. Nevertheless, the second-hand prices of crude tankers are well below the last peak recorded in 2008. In 2019, the second-hand prices of VLCC and Suezmax vessels increased in tandem with a surge in charter rates. The average second-hand prices of VLCCs increased 10.1% year on year to $70.8 million, while the average Suezmax second-hand prices increased 14.1% year on year to $49.7 million.

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

Brief History of the Offshore Industry

Over the past 20 years global oil demand has grown at an average annual rate of 1%. With the exception of two years during the global financial crisis in 2008 and 2009, oil demand has increased year after year during this period. The Energy Information Administration (EIA) forecasts world oil production will grow to 111.7 million barrels per day (b/d) by 2040.

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

Floating Production and Storage (or FPS) and Floating, Production, Storage and Offloading unit (or FPSO) units emerged in the 1970s. Since that time, FPS units have been installed in increasing water depths, with the deepest unit now operating in 2,900 meters of water. Water depths are currently defined as shallow (less than 1,000 meters), deepwater (between 1,000 meters and 1,500 meters), and ultra-deepwater (greater than 1,500 meters). Units installed before 2000 were almost all shallow water. Since 2000, 45% of units have been installed in deepwater including 20% in ultra-deepwater. For units currently on order, over half are in deepwater, including 40% in ultra-deepwater. Other types of FPS units include Spar, Tension-Leg Platform (TLP), and Semi-submersible (Semi), which are well suited to deepwater. For liquefying gas and then converting it back to gas, Floating Liquefied Natural Gas (FLNG) and Floating Storage Regas Unit (FSRU) can be used. Mobile Offshore Production Units (MOPU), and Floating Storage Offloading Units (FSO) are popular for shallow water developments.

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

Contract Awards and Orderbook

Approval of these projects depends largely on the oil price expectation at the time and the related production potential associated with the specific project. As a result, the orders for FPS units generally follow the price of oil. However, oil price is not the only factor. Development costs also play a major role in determining the economic viability of a project. After the price of Brent crude dropped to $34 per barrel in 2008, only 10 FPS units were awarded in 2009. As the price of Brent crude recovered to over $100 per barrel, 25-33 FPS units were awarded each year from 2010-2014. Following the sharp decline in oil prices, FPS orders dropped to 15 units in 2015 and 17 in 2016. With the oil price recovery, by 2017 there were 25 awards, back to the level before the oil price crash. In 2018 there was a sharp drop in the number of FSRU awards, due to excess number of speculative units already on order. However, the number of FPSO awards increased to 11 units, returning to levels not seen since 2014. The trend continued in 2019 with the most FPSO orders since 2012.

Currently Installed Units

As of December 2019, there are 300 FPS systems in service worldwide comprised of FPSOs (58%) of the current total, Production Semis (13%), TLPs (9%), FSRUs (8%), Production Spars (7%), Production Barges (3%), and FLNGs (1%). This does not include 38 production units and two floating storage/offloading units that are available for re-use. Another 106 floating storage/offloading units (without production capability) are in service.

Global Distribution of Installed Units by Type:

25 FPSO
2 FSO
6 SEMI
4 FSRU
1 TLP
1 SPAR
1 BARGE
Available
24 FPSO
10 FSO
11 SEMI
2 FSRU
2 TLP
1 SPAR
North Sea
2 FPSO
Canada
1 FSRU
Caribbean
2 FPSO
7 FSO
3 FSRU
1 FSO (LNG)
Mediterranean
11 FPSO
1 FSO
1 SEMI
1 FSRU
China
9 FPSO
9 SEMI
17 TLP
18 SPAR
1 BARGE
GOM
50 FPSO
3 FSO
15 SEMI
4 FSRU
1 TLP
Brazil
41 FPSO
15 FSO
5 TLP
6 BARGE
1 FLNG
Africa
3 FPSO
9 FSO
9 FSRU
1 FSO (LNG)
SW Asia/ ME
24 FPSO
54 FSO
2 SEMI
3 FSRU
2 TLP
1 SPAR
2 BARGE
1 FLNG
2 FSO (LNG)
SE Asia
1 FPSO
1 FSO
2 FSRU
1 SPAR
1 FLNG
South America ex Brazil
8 FPSO
2 FSO
1 SEMI
1 FLNG
Australia/ New Zealand

Notes:
1. GOM's 9 FPSOs include 2 oil spill response and 4 well test units
2. Units under repair not shown:
Brazil: *BW Opportunity* FPSO

Source: Energy Maritime Associates, Jan 2020

Total Installed Units by FPS Type and Region
(excluding MOPU and LNG Regasification Vessels)
100
90
80
70
60
50
40
30
20
10
0
91
73
68
54
50
22
14
13
12
6
2
1
40
SEA
BRAZ
AFRICA
GOM
NE
SWA/ ME
SEA CH
MEDIT
AUST/ NZ
SAMER
CAN
Carib
Available
BARGE
FLNG
FSO (LNG)
FSRU
SEMI
SPAR
TLP
FSO
FPSO

Source: Energy Maritime Associates, Jan 2020

Markets

The top five regions for floating production systems are Southeast Asia (22%), Brazil (18%), Africa (17%), Gulf of Mexico (“GOM”) (13%), and Northern Europe (“NE”) (12%). The type of systems varies widely from region to region - FSOs are the dominant type in Southeast Asia (“SEA”) due to the relatively shallow water depths and lack of infrastructure. In this type of environments, a fixed production platform and FSO is often the most economic development option.

The current order backlog consists of 52 production floaters, 9 FSOs (4 Oil and 5 LNG) and 5 Mobile Offshore Production Units, or MOPUs. Within the backlog, 32 units are utilizing purpose-built hulls, 14 units are based on converted hulls, and 6 are existing units. Of the production floaters being built, 25 are owned by field operators, 25 by leasing contractors, and another two FPSOs (SBM’s Fast4Ward Hull #4 &5) are speculative at this stage.

Since 1997, the production floater order backlog has ranged from a low of 17 units in 1999 to a peak of 70 units in the first half of 2013. Within this period, there have been multiple cycles: a downturn in 1998 and 1999 followed by an upturn from 2000 to 2002 of 17 to 39 units, relative stability in 2003 and 2004, an upturn from 2005 to 2007 from 35 to 67 units followed by a downturn from 2008 to 2009 down to 32 units, an upturn between 2010 and 2013 to 70 units, and a gradual decline to around 50 units where it has remained since 2017.

The destinations for the oil FSOs currently on order are Africa, Northern Europe, Southeast Asia, and China.

Most Attractive Growth Regions

Between 2024 and 2029, Brazil and West Africa are expected to continue to be the most attractive areas for offshore projects and present ample investment opportunities according to respondents of EMA’s 2020 industry sentiment survey. As of December 2019, these two regions account for 35% (74 out of 211) potential floating production projects in the planning process. Other industry participants remain optimistic about the US side of the GOM as well, buoyed by greenfield and brownfield deepwater developments. Mexico and South America (excluding Brazil) present the next largest growth opportunities globally. New shallow and deepwater projects requiring FPSOs and FSOs are expected to increase dramatically following reforms in Mexico that allowed foreign investment. Guyana is rapidly becoming a prime destination, with at least five FPSOs planned by ExxonMobil and other exploration activity underway.

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

Most FSOs currently in operation are older single-hull tankers modified for storage/offloading use. Over 70% of the FSOs now operating are at least 20 years old, with almost 30% over 30 years old. Production continues on many of these fields, therefore requiring life extension or replacement of these older hulls. Around 40% of the FSOs in service are Aframax or Suezmax-size (600,000 to 1 million barrels). VLCC or ULCC size units (up to 3 million barrels) account for another 40%. The remaining 20% of FSOs is comprised of smaller units.

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

Trends in FSO orders

57 orders for FSOs have been placed over the past ten years, an average of 5.7 annually. While the majority of FSOs were converted from oil tankers, approximately 25% of these units were purpose-built as FSOs. This is in line with the currently installed fleet profile.

Forecast Summary

EMA is tracking 32 potential projects in the planning stage that may require an FSO. The number of FSO projects in the planning pipeline has been trending up slightly. FSO projects can typically be developed more quickly than other FPS developments and therefore there are a number of projects to be awarded in the next five years that are not yet visible.

The prospects for the FSO sector remain good, supported by the number of visible projects in the planning stage as well as the low development costs for offshorefields. Utilization of drilling rigs has begun to increase, but rates are expected to remain low for some time due to competition. In Southeast Asia, the most popular development option is an FSO, in conjunction with a fixed platform or MOPU.

The vast majority of FSO orders will continue to go to Southeast Asian countries including Thailand, Vietnam, Indonesia, and Malaysia, but there has been increased activity in the North Sea and Middle East as well. Mexico is also a large potential market for FSO solutions, which are being considered for developments in both shallow and deep water.

From 2020-2024, converted oil tankers will remain the dominant choice for FSOs. Newbuild units will be used for some projects in the North Sea as well as for condensate FSOs on gas fields. We expect between 12-25 conversion and 3-6 newbuilding orders over the next five years. In addition, we expect 5-9 FSO orders to be filled by redeployed units. Currently there are 26 idle FPSOs and 3 idle FSOs. More than 20 units that could potentially be redeployed may come available over the next five years.

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

In the past, the majority of vessels chosen for conversion were between 20 and 25 years old. However, this trend is changing as companies increasingly scrutinize the quality and hull fatigue of the units earmarked as conversion candidates. Some recent FPSO conversion projects have selected newbuild intercepts or units as young as 5 years old.

FSO conversion work is being carried out in Chinese yards, but some of the more complex FSO projects will be continue to be performed in Singapore and Malaysia. Most newbuild units have been constructed by the Chinese and Korean yards. However Sembcorp shipyard in Singapore was awarded a contract in 2015 for a high spec unit destined for the UK’s Culzean field.

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
International Maritime Organization
The IMO had adopted “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 or “SOLAS Convention”, and the International Convention on Load Lines of 1966 or the “LL Convention”. MARPOL establishes structural and operational environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to tankers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to prevention of pollution by oil; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to prevention of air pollution from ships. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS”. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code”, which provides for enhanced inspection programs.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used onboard vessels. On October 27, 2016, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Upon the cap becoming effective, vessels are now required to obtain bunker delivery notes and International Air Pollution Prevention or “IAPP” Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on vessels were adopted and have taken effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, vessels operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. In addition, several Chinese ports have established a similar system. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency “EPA”, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to vessels that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for vessels built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
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
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention or the “ISM Code”, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code.

The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate or "SMC:" for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance or "DOC", issued by, or on behalf of, each flag state, under the ISM Code. We have obtained applicable documents of compliance for our ship management offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs vessel construction and stipulates that vessels over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers, among other vessels. The SOLAS Convention regulation II-1/3-10 on goal-based vessel construction standards for oil tankers, among other vessels, which entered into force on January 1, 2012, requires that all oil tankers, among other vessels, of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code or “IMDG Code”. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
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
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems are required to be incorporated by vessel-owners and managers by 2021. This may cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments or the “BWM Convention” in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires vessels to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all vessels to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (or “IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Vessels over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, ships constructed before September 8, 2017 must comply with the D-2 standard on or after September 8, 2019. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. We currently have 38 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 or “the CLC”. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the vessel owner’s actual fault and under the 1992 Protocol where the spill is caused by the vessel owner’s intentional or reckless act or omission where the vessel owner knew pollution damage would probably result. The CLC requires vessels over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
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

Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Antifouling System Certificates for all of our vessels that are subject to the Antifouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our operations.
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for tankers, other than a single-hull tanker, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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

The U.S. Clean Water Act or “CWA” prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” or “WOTUS”, thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” The effect of this rule is currently unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit vessel-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the vessel is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with vessels over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk vessels, as determined by type, age, and flag as well as the number of times the vessel has been detained. The European Union also adopted and extended a ban on substandard vessels and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by vessels at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

The Ship Recycling Regulation adopted in 2013 by the European Parliament and the Council of the European Union aims to reduce the negative impacts linked to the recycling of ships flying the flag of Member States of the Union. The Regulation lays down requirements that ships and recycling facilities have to fulfill in order to make sure that ship recycling takes place in an environmental sound and safe manner.
The Regulation first prohibits or restricts the installation and use of hazardous materials (like asbestos or ozone-depleting substances) on board ships.
New European ships and EU-flagged ships going for dismantling must also have on board an inventory of hazardous materials (IHM) verified by the relevant administration or authority and specifying the location and approximate quantities of those materials. This obligation will also apply from December 31, 2020, to all existing ships sailing under the flag of Member States of the Union as well as to ships flying the flag of a third country and calling at an EU port or anchorage.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from vessels. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.
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
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large vessels over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be affected to the extent that climate change may result in sea level changes or certain weather events.

International Labour Organization
The International Labour Organization or the “ILO” is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 or “MLC 2006”. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all vessels above 500 gross tons in international trade. MLC is often called the “fourth pillar” of International maritime regulatory regime, because it stands beside the key IMO Conventions (SOLAS, MARPOL & STCW) that support quality shipping and held to eliminate substandard shipping. The MLC requires that vessel operators obtain an MLC Compliance certificate for each vessel they operate. All our vessels are in full compliance with and are certified to meet MLC 2006.
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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code or “the ISPS Code”. The ISPS Code is designed to enhance the security of ports and vessels against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate or “ISSC” from a recognized security organization approved by the vessel’s flag state.
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
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the Gulf of Guinea, off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

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
The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Currently, all of our vessels are ISM Code-certified. and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.
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
At an owner’s application, the surveys required for class renewal (for tankers only the ones in relation to machinery and automation) may be split according to an agreed schedule to extend over the entire five-year period. This process is referred to as continuous survey system. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
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
In general, during the above surveys if any defects are found, the classification surveyor will require immediate repairs or issue a ‘‘recommendation’’ which must be rectified by the shipowner within prescribed time limits.
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
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon vessel owners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel.

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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US $10 million up to, currently, approximately US $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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

C.          Organizational Structure
We were incorporated under the laws of Belgium on June 26, 2003. We own our vessels either directly at the parent level, indirectly through our wholly-owned vessel owning subsidiaries, or jointly through our 50%-owned subsidiaries. We conduct our vessel operations through our wholly-owned subsidiaries Euronav Ship Management SAS, Euronav SAS, Euronav Singapore Pte. Ltd. and Euronav Ship Management (Hellas) Ltd., and also through the TI Pool. Our subsidiaries are incorporated under the laws of Belgium, France, United Kingdom, Liberia, Luxembourg, Cyprus, Hong Kong, Singapore, Bermuda and the Marshall Islands. Our vessels are flagged in Belgium, the Marshall Islands, France, Liberia and Greece.
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
We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place for such use as of January 1, 2019:

•	Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $324,296.

•	Greece, located at 31-33 Athinon Avenue, Athens, Greece 10447, for a yearly rent of $365,277.

•	France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a yearly rent of $32,279.

•
United Kingdom, London, located at 81-99 Kings Road, Chelsea, London SW3 4PA, 1-3 floor, for a yearly rent of $922,685. We sublease part of this office space to third parties and received a yearly rent of $829,897.

•	Singapore, located at 79 Anson Road, #23-06 Singapore (079906), for a yearly rent of $113,129.

•	Hong Kong, located at Room 2503-05 25th Floor Harcourt House 39 Gloucester Road Wanchai Hong Kong, for a yearly rent of $80,112.

•
United States of America, located at 299 Park Avenue, New York, for a yearly rent of $2,013,887. We sublease this office space to third parties and received a total yearly rent of $1,484,114. This lease expires in September 2025

•	Switzerland, located at Place Bourg de Four #4, Geneva 1204 for a yearly rent of $24,145.

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
For a discussion of our results for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2018, compared to the year ended December 31, 2017” contained in our annual report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019 and is incorporated by reference herein.
.

Factors affecting our results of operations
The principal factors which have affected our results of operations and are expected to affect our future results of operations and financial position include:

•	The spot rate and time charter market for VLCC and Suezmax tankers;

•	The number of vessels in our fleet;

•	Utilization rates on our vessels, including actual revenue days versus non-revenue ballast and off-hire days;

•	Our ability to maintain and grow our customer relationships;

•	Economic, financial, regulatory, political and government conditions that affect the supply and demand of crude oil and the tanker shipping industry;

•	The earnings on our vessels;

•	Gains and losses from the sale of assets and amortization of deferred gains;

•	Vessel operating expenses, including in some cases, the fluctuating price of fuel expenses when our vessels operate in the spot or voyage market;

•	Impairment losses on vessels or our fuel inventory on board of the Oceania;

•	Administrative expenses;

•	Acts of piracy or terrorism;

•	Depreciation;

•	Drydocking and special survey days, both expected and unexpected;

•	Our overall debt level and the interest expense and principal amortization;

•	Equity gains (losses) of unconsolidated subsidiaries and associated companies;

•	The European Ship Recycling regulation which is applicable as of January 1, 2019;

•	IMO 2020: The MarPol convention, Annex VI Prevention of Air Pollution from Ships which reduces the maximum amount of Sulfur that ships can emit into the air and is applicable since January 1, 2020;

•	The International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM) which will be applicable imminently; and

•	Impact related to COVID-19 pandemic on oil demand and our operations.
COVID-19
The novel coronavirus pandemic is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic likely will result in direct and indirect adverse effects on our industry and on our business, results of operations and financial condition. COVID-19 is anticipated to result in a significant decline in, among other things, global demand for crude oil and refined petroleum products. Our business involves the transportation and storage of crude oil and other petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport or store could adversely affect demand for our vessels and services. At this stage, it is difficult to determine the full impact of COVID-19 on our business. Effects of the current pandemic may include, among others: deterioration of economic conditions and activity and of demand for oil and other petroleum products; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities; and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners. Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition. Please see "Item 3 - Risk Factors" for more details about potential effects of the coronavirus on our business.

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
Revenue Recognition
We generate a large part of our revenue from voyage charters, including vessels in pools that predominantly perform voyage charters. Under IFRS 15, revenue from contracts with customers, voyage revenue is recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Capitalized voyage expenses are amortized ratably between load port and discharge port.
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
Through pooling mechanisms, we receive a weighted, average allocation, based on the total spot results earned by the total of pooled vessels, whereas results from direct spot employment are earned and allocated on a one-on-one basis to the individual vessel and thus owner of the according vessel.
Vessel Useful Lives and Residual Values
The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased plus any additional capital expenditures less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 25 years are used. Newbuildings are depreciated from delivery from the construction yard. Purchased vessels converted later into an FSO and FSOs are depreciated over their respective remaining useful lives as from the delivery of the construction yard to its first owner.
If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.
We estimate that our vessels will not have any residual value at the end of their useful lives. Even though the scrap value of a vessel could be worth something, it is difficult to estimate taking into consideration the cyclicality of the nature of future demand for scrap steel and is likely to remain volatile and unpredictable. The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialized yards is equally challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. For example, certain organizations have suggested that the industry adopt The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Convention. While this Convention has not been accepted yet by all the flag states of the flags we use, we believe that this Convention or a similar convention may be adopted in the future. In the event that more stringent requirements are imposed upon tanker owners, including those seeking to sell their vessels to a party that intends to recycle the vessels after they have been purchased, or a Recycling Purchaser, such requirements could negatively impact the sales prices obtainable from the Recycling Purchasers or require companies, including us, to incur additional costs in order to sell their vessels to Recycling Purchasers or to other foreign buyers intending to use such vessels for further trading. Reference is made to the risk factor section for additional information on certain regulations impacting recycling including the risk factor entitled “Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs”. Therefore, we take the view that by the time our assets reach the end of their useful lives, their residual values are likely to be the same as their disposal costs.
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
Tankers
The following internal and external indicators are reviewed to assess whether tankers might be impaired :

•	The obsolescence or physical damage of an asset;

•	Significant changes in the extent or manner in which an asset is (or is expected to be) used that have (or will have) an adverse effect on the entity;

•	A plan to dispose of an asset before the previously expected date of disposal;

•	Indications that the performance of an asset is, or will be, worse than expected;

•	Cash flows for acquiring the asset, operating or maintaining it that are significantly higher than originally budgeted;

•	Net cash flows or operating profits that are lower than originally budgeted;

•	Net cash outflows or operating losses;

•	Market capitalization below net asset value;

•	A significant and unexpected decline in market value;

•	Significant adverse effects in the technological, market, economic or legal environment;

•	Increases in market interest rates.
When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered,  the Group performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost of disposal. In assessing value in use, assumptions are made regarding forecast charter rates, using the weighted average of past and ongoing shipping cycles including management judgment for the ongoing cycle and for the weighting factors applied, the weighted Average Cost of Capital ('WACC'), the useful life of the vessels (20 years for tankers) and a residual value. After careful consideration of the trends in the shipping industry, the Group elected to retain residual values for its vessels equal to zero.
 Although management believes that its process to determine the assumptions used to evaluate the carrying amount of the assets, when required, are reasonable and appropriate, such assumptions are subject to judgment. Management is assessing continuously the resilience of its projections to the business cycles that can be observed in the tankers market, and concluded that a business cycle approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgment, analyst reports and past experience.
The Group performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that there were no indicators that vessels might be impaired as of December 31, 2019 and accordingly no determination of the fair value less cost to dispose or value in use computation was performed. Such computation will be implemented in future periods when events and changes in circumstances indicate that an impairment might exist and the carrying amount of the assets might not be recovered
FSOs
In the context of the valuation of the Group's investments in the respective joint ventures, the Group also reviews internal and external indicators, similar to the ones used for tankers, to assess whether the FSOs might be impaired. When events and changes in circumstances indicate that the carrying amount of the assets might not be recovered, the Group performs an impairment test on the FSO vessels owned by TI Asia Ltd and TI Africa Ltd, based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, assumptions are made regarding the use of FSO, forecast charter rates, Weighted Average Cost of Capital ('WACC'), the useful life of the FSOs (25 years) and a residual value. After careful consideration of the trends in the shipping industry, the Group elected to retain residual values for its vessels equal to zero.
The value in use calculation for FSOs, when required, is based on the remaining useful life of the vessels as of the reporting date, and forecast charter rates are determined using fixed daily rates as well as management's best estimate of daily rates for future unfixed periods. The FSO Asia and the FSO Africa are on timecharter contract to North Oil Company, the operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & gas Limited and Total E&P Golfe Limited.
  In the context of the valuation of the Group's investments in the respective joint ventures, the Group also performed  a review of the internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that no value in use computation was necessary as of December 31, 2019.  Such computation will be implemented in future periods when events and changes in circumstances indicate that an impairment might exist and the carrying amount of the assets might not be recovered.

Calculation of recoverable amount
The recoverable amount of an asset or cash generating unit is the greater of its fair value less cost of disposal and value in use. In assessing value in use, the estimated future cash flows, which are based on current market conditions, historical trends as well as future expectations, are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or cash generating unit.
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
 In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations. The Group uses a business cycle approach to forecast expected TCE rates. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgment, analyst reports and past experience.
The WACC used to calculate the value in use of our assets is derived from our actual cost of debt and the cost of equity is calculated by using the beta as reported on Bloomberg with the country premium and market risk of our direct competitors, which we believe reflects the appropriate cost of equity.
Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved over the last 5 years, vessels useful lives and estimates of residual values consistent with our depreciation policy.
The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recyclings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels.
Our Fleet—Vessel Carrying Values
During the past few years, the market values of vessels have experienced particular volatility, with substantial declines prior to 2018 in many vessel classes and a recovery in 2018 and 2019. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that for the years ended December 31, 2019 and 2018, no impairment was required.
The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2019 and December 31, 2018. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment". We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values (For Vessels or for the CGU as appropriate and defined in the Critical Accounting Policies - Vessel Impairment). For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel if an agreement has been reached for such sale or an estimate of basic market value if an agreement for sale has not been reached as of the date of this annual report.

			(In thousands of USD)
Vessel Type	Numbers of Vessels at December 31, 2019	Numbers of Vessels at December 31, 2018	Carrying Value at December 31, 2019	Carrying Value at December 31, 2018
VLCC (includes ULCC) (1)	40	41	2,383,249	2,614,037
Suezmax (2)	24	25	794,013	899,718
LR1 (3)	—	1	—	6,312
Vessels held for sale	1	1	12,705	42,000
Total	65	68	3,189,967	3,562,067

(1)
As of December 31, 2019, 6 of our VLCC owned vessels (December 31, 2018: 17) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $372.8 million (December 31, 2018: $1,175.3 million), which exceeded their aggregate market value by approximately $44.8 million (December 31, 2018: $132.0 million).

(2)
As of December 31, 2019, 5 of our Suezmax owned vessels (December 31, 2018: 14) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $211.9 million (December 31, 2018: $474.4 million), which exceeded their aggregate market value by approximately $18.9 million (December 31, 2018: $80.5 million).

The table above only takes into account the fleet that is 100% owned by us and therefore does not take into account the FSOs and the two vessels owned by Baria Shipholding Ltd and Bastia Shipholding Ltd as they are accounted for using the equity method.
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
Immediately before classification as held for sale, the vessels are remeasured in accordance with our accounting policies. Thereafter the vessels are measured at the lower of their carrying amount and fair value less cost of disposal.
Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.
Vessels classified as held for sale are no longer depreciated.
As of December 31, 2019, we had one Suezmax (Finesse) as a non-current asset held for sale. As of December 31, 2018, we had one Suezmax (Felicity) as a non-current asset held for sale.

Fleet Development
The following table summarizes the development of our fleet as of the dates presented below*:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
VLCCs
At start of period	45.0	29.0	30.0
Acquisitions	—	22.0	2.0
Dispositions	(1.0)	(6.0)	(3.0)
Chartered-in	—	—	—
At end of period	44.0	45.0	29.0
Newbuildings on order	—	—	—
Suezmax
At start of period	26.0	18.0	19.0
Acquisitions	1.0	10.0	—
Dispositions	(1.0)	(2.0)	(1.0)
Chartered in	—	—	—
At end of period	26.0	26.0	18.0
Newbuildings on order	—	—	4.0
LR1
At start of period	1.0	—	—
Acquisitions	—	2.0	—
Dispositions	(1.0)	(1.0)	—
Chartered in	—	—	—
At end of period	—	1.0	—
Newbuildings on order	—	—	—
FSO
At start of period	1.0	1.0	1.0
Acquisitions	—	—	—
Dispositions	—	—	—
Chartered in	—	—	—
At end of period	1.0	1.0	1.0
Newbuildings on order	—	—	—
Total fleet
At start of period	73.0	48.0	50.0
Acquisitions	1.0	34.0	2.0
Dispositions	(3.0)	(9.0)	(4.0)
Chartered in	—	—	—
At end of period	71.0	73.0	48.0
Newbuildings on order	—	—	4.0
* This table includes the two vessels and the FSOs that we own through joint venture entities, which we recognize in our income statement using the equity method, at our respective share of economic interest. This table does not include vessels acquired, but not yet delivered.
Vessel Acquisitions and Charter-in Agreements
On August 16, 2016, we entered into an agreement to acquire two VLCCs that were already under construction at Hyundai for an aggregate purchase price of $169 million or $84.5 million per vessel. The two VLCCS,  Ardeche and Aquitaine, were delivered to us on January 12, 2017 and January 20, 2017 respectively.

On March 26, 2018, we took delivery of the newbuilding Suezmax Cap Quebec (2018-156,600 dwt) against payment of the remaining installments of $44.1 million in aggregate. This vessel was the first of four newbuilding Ice Class Suezmax vessels that were contracted to commence seven-year employment contracts with a leading global refinery player upon delivery from the yard during 2018.
On April 25, 2018, we took delivery of the Cap Pembroke (2018-156,600 dwt) against the payment of the remaining installments of $43.5 million in aggregate. This vessel was the second of the four newbuilding Ice Class Suezmax vessels that were contracted to commence seven-year employment contracts with a leading global refinery player upon delivery during 2018.
On June 12, 2018, we closed the Merger with Gener8 which owned at the date of the Merger, a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, six Suezmax vessels, and two Panamax vessels, with an aggregate carrying capacity of approximately 7.4 million dwt. These vessels included 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, and were constructed at highly reputable shipyards.
On June 27, 2018, we acquired the ULCC Seaways Laura Lynn (2003 - 441,561 dwt) from Oceania Tanker Corporation, a subsidiary of International Seaways Inc. (NYSE:INSW) for $32.5 million. We renamed the ULCC as Oceania and registered it under the Belgian flag. The Oceania is one of two V-plus vessels in the global tanker fleet. We also own the TI Europe (2002-442,470 dwt) which together with the Oceania are the only two V-plus vessels in the global tanker fleet, providing us with significant strategic opportunities in this sector.
On August 8, 2018, we took delivery of the newbuilding Cap Port Arthur (2018-156,600 dwt) against payment of the remaining installments of $43.6 million. This vessel was the third of the four newbuilding Ice Class Suezmax vessels that were contracted to commence seven-year employment contracts with a leading global refinery player upon delivery during 2018.
On August 29, 2018, we took delivery of the newbuilding Cap Corpus Christi (2018-156,600 dwt) against payment of the remaining installments of $43.6 million. This vessel was the fourth of the four newbuilding Ice Class Suezmax vessels that were contracted to commence seven-year employment contracts with a leading global refinery player upon delivery during 2018.
In November 2019 two joint venture agreements were signed with Ridgetuf LLC resulting in the incorporation of two 50 per cent joint venture companies Bari Shipholding Limited and Bastia Shipholding Limited. Bari Shipholding Limited and Bastia Shipholding Limited are the owners of, respectively, the Suezmax vessels Bari and Bastia.

Vessel Sales and Redeliveries
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
On October 31, 2018 we entered into a sale agreement regarding the Suezmax vessel Felicity (2009-157,667 dwt) with a global supplier and operator of offshore floating platforms. A capital loss on the sale of approximately $3.0 million was recorded in Q4 2018. The cash generated on this transaction after repayment of debt was $34.7 million. The vessel was delivered to her new owners and is expected to be converted into an FPSO.
On November 29, 2018, we sold the LR1 Companion (2004 - 72,749 dwt) for $6.3 million, which was acquired in the merger with Gener8 and was a non-core asset. We recorded a loss of $0.2 million on the sale upon delivery to its new owner on November 29, 2018.
On February 20, 2019, we sold the LR1 Genmar Compatriot (2004 – 72,768 dwt) for a net sale price of $6.6 million.We recorded a capital gain of $0.4 million in the second quarter of 2019 upon delivery to its new owner on May 21, 2019.
On July 12, 2019, we sold the VLCC V.K. Eddie (2005 - 305,261 dwt), for $38.0 million. This vessel was accounted for as a non-current asset held for sale as at June 30, 2019, and had a carrying value of $ 23.2 million at that time. The vessel was delivered to its new owner on August 5, 2019. Taking into account $0.4 million of costs to sell (sales commissions), the gain on the sale of this vessel was $14.4 million. This gain was recorded upon delivery of the vessel in the third quarter of 2019.

A.  Operating Results

Year ended December 31, 2019, compared to the year ended December 31, 2018
Total shipping revenues and voyage expenses and commissions.
The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2019 and 2018:

(USD in thousands)	2019	2018	$ Change	% Change
Voyage charter and pool revenues	842,068	524,786	317,282	60%
Time charter revenues	90,309	75,238	15,071	20%
Other income	10,094	4,775	5,319	111%
Total shipping revenues	942,471	604,799	337,672	56%
Voyage expenses and commissions	(144,681)	(141,416)	(3,265)	2%
Voyage Charter and Pool Revenues.    Voyage charter and pool revenues increased by 60%, or $317.3 million, to $842.1 million for the year ended December 31, 2019, compared to $524.8 million for 2018. This increase was due to an increase of the total number of vessel operating days following the merger with Gener8 and the acquisition of several other vessels in the course of 2018 and 2019. Furthermore the average achieved TCE rates for VLCCs and Suezmax tankers increased from $24,073 per day and $17,557 per day, respectively in 2018 to $35,678 and $26,542, respectively in 2019.
Time Charter Revenues.    Time charter revenues increased by 20%, or $15.1 million, to $90.3 million for the year ended December 31, 2019, compared to $75.2 million for 2018.  This increase was primarily due to new time charters at improved rates signed in the course 2019 and profit splits received on certain time charter contracts. This increase was partially offset due to time charters contracts that ended in the course of 2019 and 2018.
Other Income.    Other income increased by 111%, or $5.3 million, to $10.1 million for the year ended December 31, 2019, compared to $4.8 million for 2018. Other income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage. This increase is mainly due to improved marine insurance costs as a result of the increase in our fleet size following the merger with Gener8 in 2018 and a Gener8 legacy arbitration claim settlement at better terms than originally accounted for.
Voyage Expenses and Commissions.    Voyage expenses and commissions increased by 2% or $3.3 million, to $(144.7) million for the year ended December 31, 2019, compared to $(141.4) million for 2018. This increase was primarily due to higher number of vessels performing spot voyages in 2019 mainly due to an increase of our fleet size following the merger with Gener8.
Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.
The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2019 and 2018:

(USD in thousands)	2019	2018	$ Change	% Change
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale)	14,804	15,870	(1,066)	(7)%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale).    Net gain (loss) decreased by 7%, or $(1.1) million, to a net gain of $14.8 million for the year ended December 31, 2019, compared to a net gain of $15.9 million for 2018.
The net gain on sale of assets of $14.8 million in 2019, represents the aggregate of a gain of $14.4 million recorded on the sale of the VLCC VK Eddie and a gain of $0.4 million on the sale of the LR1 Gener8 compatriot .
The net gain on sale of assets of $15.9 million in 2018 represents the aggregate of a gain of $10.2 million recorded on the sale of the Suezmax Cap Jean, a gain of $9.0 million on the sale of the Suezmax Cap Romuald and an impairment on non-current assets held for sale of 3.0 million on the Suezmax Felicity.

Vessel Operating Expenses.
The following table sets forth our vessel operating expenses for the years ended December 31, 2019 and 2018:

(USD in thousands)	2019	2018	$ Change	% Change
Total VLCC operating expenses	138,512	118,481	20,031	17%
Total Suezmax operating expenses	72,415	64,295	8,120	13%
Total LR1 operating expenses	868	3,014	(2,146)	(71)%
Total vessel operating expenses	211,795	185,790	26,005	14%
Total vessel operating expenses increased by 14%, or $26.0 million, to $211.8 million during the year ended December 31, 2019, compared to $185.8 million for 2018.
VLCC operating expenses increased by 17%, or $20.0 million, during the year ended December 31, 2019, compared to 2018. This increase was primarily due to the delivery of the vessels acquired under the merger with Gener8, partially offset by the sale of the VLCC VK Eddie.
Suezmax operating expenses increased by 13%, or $8.1 million, during the year ended December 31, 2019, compared to 2018. This increase was primarily due to the delivery of the Suezmax Cap Quebec, Suezmax Cap Pembroke, Suezmax Cap Corpus Christi, Suezmax Cap Port Arthur and the six Suezmax vessels acquired under the merger with Gener8, partially offset by the sale of the sale of Suezmaxes Cap Jean, Cap Romuald and Felicity in June 2018, August 2018 and October 2018 respectively.
LR1 operating expenses decreased by $(2.1) million, during the year ended December 31, 2019, compared to 2018. This decrease was due to the sale in the beginning of 2019 of the last remaining LR1 vessel, originally acquired in the merger with Gener8.
Time charter-in expenses and bareboat charter-hire expenses.
The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2019 and 2018:

(USD in thousands)	2019	2018	$ Change	% Change
Time charter-in expenses	604	(6)	610	(10,167)%
Bareboat charter-hire expenses	—	31,120	(31,120)	(100)%
Total charter hire expense	604	31,114	(30,510)	(98)%
Time charter-in expenses. Time charter-in expenses increased by 10,167%, or $0.6 million, to $0.6 million during the year ended December 31, 2019, compared to $0.0 million for 2018. The increase was attributable to the new time charter contract signed in the course of 2019 for the Dragon Satu used in the bunker fuel project.
Bareboat charter-hire expenses. Bareboat charter-hire expenses decreased by $31.1 million, to $0.0 million for the year ended December 31, 2019, compared to $31.1 million for 2018. This decrease is a result of the adoption of IFRS 16 on January 1, 2019, whereby the costs related to these bareboat agreements are now recognized in depreciation and amortization expenses for the depreciation of the right-of-use asset over the remaining lease term and finance expense.
General and administrative expenses.
The following table sets forth our general and administrative expenses for the years ended December 31, 2019 and 2018:

(USD in thousands)	2019	2018	$ Change	% Change
General and administrative expenses	66,890	66,232	658	1%
General and administrative expenses which include, amongst others, shore staff wages, directors' fees, office rental, consulting fees, audit fees and tonnage tax, increased by 1%, or $0.7 million, to $66.9 million for the year ended December 31, 2019, compared to $66.2 million for 2018.

This increase was due to, among other factors, an increase of $6.6 million related to staff costs due to an overall increase in FTE following the merger with Gener8 and the settlement following resignation of Mr. Paddy Rodgers our former CEO, during the first half of 2019. Furthermore the administration fees relating to TI Pool increased by $1.5 million due to a larger number of vessels being operated in the TI Pool and IT expenses increased by $0.8 million.
This increase was offset by a (i) decrease of $1.7 million in legal and other fees relating to the merger with Gener8, (ii) a decrease of $0.5 million in travel, expenses (iii) a decrease of $2.6 million in rental expense as result of the adoption of IFRS 16 on January 1, 2019, whereby the costs related to the office rental agreements are now recognized in depreciation and amortization expenses for the depreciation of the right-of-use asset over the remaining lease term and finance expense and (iv) a decrease of $3.1 million in tonnage tax due to a change in the Greek Tonnage Tax regime.
Depreciation and amortization expenses.
The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2019 and 2018:

(USD in thousands)	2019	2018	$ Change	% Change
Depreciation and amortization expenses	337,702	270,693	67,009	25%
Depreciation and amortization expenses increased by 25%, or $67.0 million, to $337.7 million for the year ended December 31, 2019, compared to $270.7 million for 2018.
Depreciation increased primarily due to (i) the acquisition and delivery of the Suezmaxes Cap Quebec, Cap Pembroke, Cap Corpus Christi and Cap Port Arthur resulting in an aggregate increase of $6.1 million, (ii) a full year of depreciations following the acquisition of the Gener8 fleet in June 2018, resulting in an aggregate increase of $38.7 million, (iii) an increase of $3.5 million due to the acquisition of the ULCC Oceania (see Fleet Development), (iv) an increase of $29.3 million following the adoption of IFRS 16 and the corresponding depreciation of the right-of-use assets and (v) an additional $1.1 million in drydock depreciations.
This increase was partially offset by (i) the sale of the Suezmaxes Felicity, Cap Jean and Cap Romuald resulting in an aggregate decrease of $8.9 million, (ii) the sale of the LR1 Gener8 Companion and Gener8 Compatriot, resulting in an aggregate decrease of $ 1.1 million and (iii) the sale of the VLCC VK Eddie, resulting in an aggregate decrease of 2.2 million

Finance Expenses.
The following table sets forth our finance expenses for the years ended December 31, 2019 and 2018:

(USD in thousands)	2019	2018	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	84,378	67,956	16,422	24%
Interest Leasing	4,811	—	4,811	—%
Fair value adjustment on interest rate swaps	8,533	2,790	5,743	206%
Other financial charges	7,474	6,802	672	10%
Foreign exchange losses	14,607	11,864	2,743	23%
Finance expenses	119,803	89,412	30,391	34%
Finance expenses increased by 34%, or $30.4 million, to $119.8 million for the year ended December 31, 2019, compared to $89.4 million for 2018.
Interest expense on financial liabilities measured at amortized cost increased by 24%, or $16.4 million, during the year ended December 31, 2019, compared to 2018. This increase was primarily attributable to the increase in average outstanding debt during the year ended December 31, 2019, compared to the same period in 2018, and a slight increase of floating interest rates in 2019 compared to 2018.
Other financial charges increased by 10%, or $0.7 million, to $7.5 million for the year ended December 31, 2019, compared to $6.8 million for 2018. This increase was primarily attributable to commitment fees paid for available credit lines, for which the total availability increased in 2019.

Interest leasing is the interest on lease liabilities which were recognized due to the adoption of IFRS 16 on January 1, 2019.
Fair value adjustment on interest rate swaps relate primarily to interest rate swaps which were acquired in the merger with Gener8 and of which the fair value at acquisition is amortized over the remaining duration of the swap via the fair value adjustment of interest rate swaps.
Foreign exchange losses increased by 23%, or $2.7 million, primarily due to change in exchange rates between the EUR and the USD.
Share of results of equity accounted investees, net of income tax.
The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2019 and 2018:

(USD in thousands)	2019	2018	$ Change	% Change
Share of results of equity accounted investees	16,460	16,076	384	2%
On November 19, 2019, the Group entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Each 50%-50% joint venture acquired one Suezmax vessel. The JVs, Bari Shipholding Ltd and Bastia Shipholding Ltd, entered into various agreements including a secured term loan for $36.7 million and revolving credit for $3.0 million with Euronav Hong Kong as lender, a commercial management service with Euronav NV and a technical management service with Ridgebury.
As at December 31, 2019, our equity accounted investees included two joint ventures which owned one FSO each and two joint ventures which owned one Suezmax each.
Income tax benefit/(expense).
The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2019 and 2018:

(USD in thousands)	2019	2018	$ Change	% Change
Income tax benefit (expense)	(602)	(238)	(364)	153%
Income tax benefit/(expense) increased by 153%, or $0.4 million, to an expense of  $0.6 million for the year ended December 31, 2019, compared to an expense of $0.2 million for 2018, which was mainly attributable to tax paid on non tax exempt dividends received from our joint ventures, partially offset by the recognition of a deferred tax asset related to our fully owned subsidiary Euronav Luxembourg in 2019.

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
As of December 31, 2019 and December 31, 2018, we had $297.0 million and $173.1 million in cash and cash equivalents, respectively.

Our short-term liquidity requirements relate to payment of operating costs (including certain repairs performed in drydock and the installation of on-board systems to treat ballast water), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledged under borrowings from commercial banks.
Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2019 and December 31, 2018, we had $60.0 million and $60.0 million in available syndicated credit lines, respectively.
Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2019 and December 31, 2018, we had $693.1 million and $438.9 million in available committed secured revolving credit facilities, respectively.
Net cash from (used in) operating activities during the year ended December 31, 2019 was $272.0 million, compared to $0.8 million during the year ended December 31, 2018. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2019 will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.
We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this annual report.
As of December 31, 2019 and December 31, 2018, our total indebtedness was $1,853.0 million and $1,866.8 million respectively.
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

Our Borrowing Activities

	Amounts Outstanding as of
(US$ in thousands)	December 31, 2019	December 31, 2018
Euronav NV Credit Facilities
$340.0 Million Senior Secured Credit Facility	43,447	184,762
$750.0 Million Senior Secured Credit Facility	130,000	165,000
$409.5 Million Senior Secured Credit Facility	90,000	150,000
$108.5 Million Senior Secured Credit Facility	90,458	97,695
$173.5 Million Senior Secured Credit Facility	156,918	170,224
$633.5 Million Senior Secured Credit Facility	—	604,787
$200.0 Million Senior Secured Credit Facility	100,000	200,000
$100.0 Million Senior Secured Credit Facility	70,000
$700.0 Million Senior Secured Credit Facility	560,000	—

Credit Line Facilities
Credit Lines	—	—

Senior unsecured bond
Senior Unsecured Bond	200,000	150,000

Treasury notes program
Treasury Notes Program	122,788	60,341

Other borrowings
Other borrowings	124,425	—

Total interest bearing debt	1,688,036	1,782,809

Joint Venture Credit Facilities (at 50% economic interest)
$220.0 Million Senior Secured Facility (TI Asia and TI Africa)	69,592	93,033

Total interest bearing debt - joint ventures	69,592	93,033
Euronav NV Credit Facilities
$340.0 Million Senior Secured Credit Facility
On October 13, 2014, we entered into a $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V., as Agent and Security Trustee. Borrowings under this facility have been used to partially finance our acquisition of the VLCC Maersk Acquisition Vessels and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels. Following the sale of the Suezmax Felicity in January 2019, the total revolving credit facility was reduced by $13.6 million. As of December 31, 2019 and December 31, 2018 the outstanding balance on this facility was $43.4 million and $184.8 million, respectively.

$750.0 Million Senior Secured Credit Facility
On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility is secured by 24 of our wholly-owned vessels. The revolving credit facility is reduced in 13 installments of consecutive six-month interval. The revolving acquisition facility is reduced in 13 installments of consecutive six-month interval and a final $154.0 million repayment is due at maturity in 2022. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Following the sale of the Cap Laurent in November 2015, the total revolving credit facility was reduced by $11.5 million. Following the sale of the Famenne in January 2016, the total revolving credit facility was reduced by $21.3 million. Following the sale of the VLCC TI Topaz in June 2017, the total revolving credit facility was reduced by $19.5 million. Following the sale of the Suezmax Cap Georges in November 2017, the total revolving credit facility was reduced by $7.5 million. Following the sale of the VLCC Artois and Flandre in December 2017, the total revolving credit facility was reduced by $35.5 million. Following the sale of the Suezmax Cap Jean in May 2018, the total revolving credit facility was reduced by $7.4 million. Following the sale of the Suezmax Cap Romuald in August 2018, the total revolving credit facility was reduced by $7.4 million. As of December 31, 2019 and December 31, 2018 the outstanding balance on this facility was $130.0 million and $165.0 million, respectively.
$409.5 Million Senior Secured Credit Facility
On December 16, 2016, we entered into a $409.5 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $500.0 Million Senior Secured Credit Facility. This facility is secured by 11 of our wholly-owned vessels. The revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $129.2 million repayment is due at maturity in 2023. This facility bears interest at LIBOR plus a margin of 2.25% per annum plus applicable mandatory costs. Following the sale and lease back of the VLCC Nautica, Nectar and Noble in December 2019, this facility was reduced by $56.9 million. As of December 31, 2019 and December 31, 2018, the outstanding balance on this facility was $90.0 million and $150.0 million, respectively.

$108.5 Million Senior Secured Credit Facility
On April 25, 2017, we entered into a $108.5 million revolving credit facility with DNB Bank ASA, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $27.1 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $81.4 million insured by the Korea Trade Insurance Corporation, which we refer to as “K-sure tranche”. We used the proceeds of this facility to finance our acquisition of the VLCC newbuildings Ardeche and Aquitaine, which were delivered to us on January 12, 2017 and January 20, 2017, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $21.7 million repayment is due at maturity in 2029. The K-sure tranche bears interest at LIBOR plus a margin of 1.50% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval until maturity in 2029. As of December 31, 2019 and December 31, 2018, the outstanding balance on this facility was $90.5 million and $97.7 million, respectively.
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

$173.5 Million Senior Secured Credit Facility
On March 22, 2018, we entered into a $173.5 million revolving credit facility with Crédit Agricole Corporate and Investment Bank, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $69.4 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $104.1 million provided by the Export-Import Bank of Korea, which we refer to as “Kexim tranche”. We used the proceeds of this facility to finance our acquisition of the Suezmax newbuildings Cap Quebec, Cap Pembroke, Cap Port Arthur, and Cap Corpus Christi, which were delivered to us on March 26, 2018, April 25, 2018, August 8, 2018 and August 29, 2018, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $13.9 million repayment is due at maturity in 2030.The Kexim tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval till maturity in 2030. The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on March 28, 2025, with 13 months notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances. As of December 31, 2019 and December 31, 2018, the outstanding balance on this facility was $156.9 million and $170.2 million, respectively.
$633.5 Million Senior Secured Loan Facility
In connection with the closing of the merger with Gener8 on June 12, 2018, Euronav assumed the $633.0 million Senior Secured Loan facility from Gener8, initially entered into to fund a portion of the remaining installment payments due under shipbuilding contracts for 15 VLCC newbuildings owned by Gener8 at that time. This facility provided for term loans up to the aggregate approximate amount of $963.7 million, which is comprised of a tranche of term loans to be made available by a syndicate of commercial lenders up to the aggregate approximate amount of $282.0 million (the “Commercial Tranche”), a tranche of term loans to be fully guaranteed by the Export-Import Bank of Korea or the “KEXIM” up to the aggregate approximate amount of up to $139.7 million or the “KEXIM Guaranteed Tranche”, a tranche of term loans to be made available by KEXIM up to the aggregate approximate amount of $197.4 million or the “KEXIM Funded Tranche” and a tranche of term loans insured by Korea Trade Insurance Corporation (“K-Sure”) up to the aggregate approximate amount of $344.6 million or the “K-Sure Tranche”.

The Commercial Tranche with a final maturity on September 29, 2022, bears interest at LIBOR plus a margin of 2.75% per annum and is reduced in 10 remaining installments of consecutive three-month interval and a balloon repayment at maturity in 2022. The KEXIM Guaranteed Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.50% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The KEXIM Funded Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 2.60% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The K-Sure Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.70% per annum and is reduced in 39 remaining installments of consecutive three-month interval. This facility was secured by 13 of our wholly-owned vessels. On August 26, 2019, we repaid this facility in full ($561.6 million) using a portion of the borrowings under our new $700.0 million Senior Secured Credit Facility.
$200.0 Million Senior Secured Credit Facility
On September 7, 2018, we entered into a $200.0 million secured revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $581.0 Senior Secured Loan facility, our $67.5 Million Secured Loan Facility (Larvotto), and our $76.0 Million Secured Loan Facility (Fiorano). This facility is secured by nine of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.0 repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs. As of December 31, 2019 and December 31, 2018, the outstanding balance on this facility was $100.0 million and $200.0 million, respectively.
$100.0 Million Senior Secured Credit Facility
On June 27, 2019,we entered into a $100.0 million senior secured amortizing revolving credit facility with a syndicate of banks in which ABN Amro Bank acts as Coordinator, Agent and Security Trustee. The purpose of the credit facility is to finance the purchase inventory of low sulfur fuel oil. As of December 31, 2019, the outstanding balance on this facility was $70 million in aggregate.

$700.0 Million Senior Secured Credit Facility
On August 28, 2019, we entered into a $700.0 million secured revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $633.5 Senior Secured Loan facility. This facility is secured by 13 of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $407.0 repayment is due at maturity in 2026. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. As of December 31, 2019, the outstanding balance on this facility was $560.0 million.
$200.0 Million Senior Unsecured Note
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
On June 14, 2019, we completed successfully a tap issue of $50 million under the existing senior unsecured bonds. The bonds are guaranteed by Euronav NV, mature in May 2022 and carry a coupon of 7.50% The tap issue was priced at 101% of par value.
€150.0 Million Treasury Notes Program
 On June 6, 2017, we entered into an agreement, or the Dealer Agreement, with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Belgian Multi-Currency Short-Term Treasury Notes Program with a maximum outstanding amount of €50.0 million. On October 1, 2018, we amended the agreement to increase the maximum outstanding amount to €150.0 million, while appointing KBC Bank NV as additional dealer for the program. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of December 31, 2019 and December 31, 2018, the outstanding balances under this program was $122.8 million (€109.3 million) and $60.3 million (€52.7 million), respectively
Other borrowings
On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. At the end of the bareboat contract, the vessels will be redelivered to their new owners. Euronav may, at any time on and after the 1st anniversary, notify the owners by serving an irrevocable written notice at least three months prior to the proposed purchase option date of the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

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
As of December 31, 2019 and December 31 2018, the outstanding balance under this program was $139.2 and $186.1 million in aggregate.
The joint venture term loans described above were secured by a mortgage of the specific vessel and we provided a guarantee for the revolving credit facility tranche. As of December 31, 2019 and December 31, 2018, the outstanding balance under the revolving credit facility tranche was $69.6 million and $93.0 million.

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

•	an aggregate cash balance of at least $30.0 million;

•	a ratio of stockholders' equity to total assets of at least 30%; and

•	and a minimum asset coverage ratio.
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
In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we consider economically as equivalent to investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2019 and December 31, 2018, $139.2 million and $186.1 million was outstanding respectively under these joint venture loan agreements, of which we guaranteed $69.6 million and $93.0 million.
  As of December 31, 2019 and December 31, 2018, we were in compliance with all of the covenants contained in our debt agreements, and our joint ventures were in compliance with all of the covenants contained in their respective debt agreements.
Guarantees
We have provided guarantees to financial institutions that have provided credit facilities in 2019 to two of our joint ventures, in the aggregate amount of $69.6 million.
In addition, on July 14, 2017 and September 22, 2017, TI Asia Ltd. and TI Africa Ltd., two 50%-owned joint ventures, which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into two guarantees of up to $5.0 million each with ING Bank, in favor of North Oil Company in connection with its use of the FSO Asia and FSO Africa. These guarantees terminate on October 21, 2022 for the FSO Asia and December 21, 2022 for the FSO Africa. As of December 31, 2019, these guarantees have not been called upon.
Recent Developments
COVID-19 Outbreak
After the balance sheet date, the outbreak of COVID-19, which originated in China in December 2019 and subsequently spread to most developed nations of the world, has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil and refined petroleum products.  We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets.  The scale and duration, as well as the impact of these factors remain uncertain but could have a material impact on our earnings, cash flow and financial condition for 2020.

C.     Research and development, patents and licenses
Not applicable.

D.    Trend information
The supply and demand patterns for ships continue to have the biggest impact on revenues. Generally the global demand for oil transportation on ships is affected by the global demand for crude oil, which in turn is highly dependent on the state of the global economy. Economies across the world are currently impacted by demand destruction caused by the outbreak of COVID-19, and thus global oil demand has been heavily affected. The forecasting agency Energy Aspects currently estimates that demand for oil in 2020 will be 5 million barrels per day lower than it was last year.
The September 2019 attacks on oil facilities in Saudi Arabia initially triggered the steepest oil price surge in 30 years and fueled fears for the global economy. The country saw 5.7 million barrels of daily oil production wiped out, equivalent to about 5% of the world's oil supply. However, any initial panic in the oil markets was short lived. Saudi Arabia quickly diverted enough oil from alternative sources to ensure exports experienced limited impact and the Saudi government were quick to explain that the level of damage caused was limited and facilities would be back online within two to three weeks. Another reason why market remains stable in the long term is the growing importance of the US as a market leader within the oil industry. The world no longer relies solely on the Saudis to keep global oil supplies balanced.
The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also how this oil is traded. Looking at crude oil, the market has continued to see a significant uptick in exports emanating from the US Gulf and other Atlantic based producers, most of which have been destined for China and other Far Eastern customers. This oil travels a substantially longer distance than crude oil originating from the Arabian Gulf headed for the same destination, and hence employs the crude tankers for a longer period of time. The current trend is a rise in crude exports from the Atlantic basin combined with demand growth centered in the Far East providing longer employment times for crude tankers for the incremental barrel produced.
The supply of tankers is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through recycling or conversion) and the number of vessels tied up in alternative employment such as storage. 2019 saw a significant number of new ships join the fleet across all the crude tanker segments with another boost to the VLCC segment and a slowdown in deliveries into the Suezmax segment. The tanker orderbook as a whole however remains measured, with the VLCC orderbook equal to 8% of the fleet and Suezmax orderbook equal to 9% of the current fleet. Vessel exits from the trading fleet has lost some momentum in 2019 and we saw just 13 VLCCs and 6 Suezmaxes removed. Going forward we expect regulatory requirements to push a number of ships out of the trading fleet as owners are faced with the alternative of putting their older vessels through costly upgrades to comply with new directives, such as the Ballast Water Management convention. The requirement for vessels to now burn low sulfur fuel is another factor that may cause ship owners to re-evaluate the longevity of some of their older tonnage.
Our revenues are also affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. The Management team continuously evaluates the value of both strategies and makes informed decisions on the chartering mix based on anticipated earnings, and through this process we aim to always maximize each vessel’s return
We have no additional funding requirements going forward all things being equal and are supported by a proven management team, strict capital discipline and an established dividend distribution policy.
Please see Factors affecting our results of operations—COVID-19” and "Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions."

E.    Off-balance sheet arrangements
We are committed to make rental payments under operating leases for vessels and for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below under "Contractual Obligations."

F.    Tabular disclosure of contractual obligations
Contractual Obligations
As of December 31, 2019, we had the following contractual obligations and commitments which are based on contractual payment dates:

(USD in thousands)	Total	2020	2021	2022	2023	2024	Thereafter
Long-term bank loan facilities (1)	1,240,824	49,507	105,025	159,686	185,038	95,038	646,529
Long-term debt obligations	200,000	—	—	200,000			—
Treasury Note Program	139,235	139,235	—	—	—	—	—
Bank credit line facilities	—	—	—	—	—	—	—
Leases (vessels)	164,988	55,063	53,381	22,667	22,667	11,212	—
Leases (non-vessel)	17,053	3,382	3,647	3,386	2,712	2,243	1,683
Other borrowings	124,425	16,447	17,153	18,099	19,098	53,629	—
Capital Expenditure commitments (2)	—	—	—	—	—	—	—
Total contractual obligations due by period	1,886,525	263,634	179,206	403,838	229,515	162,122	648,212
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.          Directors and Senior Management
Set forth below are the names, ages and positions of our Directors and Executive Officers as of the date of this annual report. Our Supervisory Board is elected annually on a staggered basis, and each member holds office for a term of maximum four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All members of the Supervisory Board whose term expires are eligible for re-election. Officers are appointed from time to time by our Supervisory Board and hold office until a successor is appointed or their engagement is terminated. The business address of each of our Directors and Executive Officers listed below is Euronav NV, Belgica House, De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Age	Position	Date of Expiry of Current Term (for Supervisory Board)
Carl E. Steen	69	Chairman of the Supervisory Board	Annual General Meeting 2022
Anne-Hélène Monsellato	52	Director	Annual General Meeting 2022
Ludovic Saverys	36	Director	Annual General Meeting 2021
Grace Reksten Skaugen	66	Director	Annual General Meeting 2020
Anita Odedra[1]	49	Director	Annual General Meeting 2021
Carl Trowell2	51	Director	Annual General Meeting 2021
Hugo De Stoop[3]	47	Chief Executive Officer
Lieve Logghe[4]	51	Chief Financial Officer
Alex Staring[5]	54	Chief Operating Officer
Egied Verbeeck6	45	General Counsel
Brian Gallagher	49	Head of Investor Relations
Stamatis Bourboulis	62	General Manager, Euronav Ship Management (Hellas) Ltd.
1 Ms Anita Odedra was appointed Independent Director at the AGM of 9 May 2019;
2 Mr. Carl Trowell was appointed Independent Director at the AGM of 9 May 2019;
3 Mr. De Stoop, as permanent representative of Hecho BV. Mr. De Stoop succeeded Mr. Rodgers in his position of CEO as of 9 May 2019. Subsequently, Mr. Paddy Rodgers resigned from the Supervisory Board as of 9 May 2019;
4 Ms. Lieve Logghe, as permanent representative of Tincc BV, succeeded Mr. De Stoop in his position of CFO as of January 2020;
5 Alex Staring acting as permanent representative of AST projects BV;
6 Mr. Egied Verbeeck acting as permanent representative of Echinus BV;
Mr Dan Bradshaw's mandate expired as of 9 May 2019;
Mr Steve Smith resigned from the Supervisory Board on 12 December 2019.
Biographical information concerning the Members of the Supervisory Board and Management Board listed above is set forth below
Carl E. Steen, our Chairman, was co-opted as director and appointed Chairman of our Supervisory Board with effect immediately after the meeting of our Supervisory Boards of December 3, 2015. Mr. Steen is also a member of our Audit and Risk Committee and our Corporate Governance and Nomination Committee. He graduated from the Eidgenössische Technische Hochschule in Zurich, Switzerland in 1975 with a M.Sc. in Industrial and Management Engineering. After working as a consultant in a logistical research and consultancy company, he joined a Norwegian shipping company in 1978 with primary focus on business development. Five years later, in 1983, he joined Christiania Bank and moved to Luxembourg, where he was responsible for Germany and later the Corporate division. In 1987 Mr. Steen became Senior Vice president within the Shipping Division in Oslo and in 1992 he took charge of the Shipping/Offshore and Transport Division. When Christiania Bank merged with Nordea in 2001 he was made Executive Vice President within the newly formed organization while adding the International Division to his responsibilities. Mr. Steen remained Head of Shipping, Offshore and Oil services and the International Division until 2011. Since leaving Nordea, Mr. Steen has become a non-executive director for the following listed companies in the finance, shipping and logistics sectors: Golar LNG Limited (NASDAQ: GLNG) and Golar LNG Partners LP (NASDAQ: GMLP), both part of the same group and where he also sits on the audit committee, Wilh Wilhelmsen Holding ASA and Belships ASA. Mr. Steen is also member of the Board of Directors of CMB NV, a company controlled by Fam. Marc Saverys, our former director and the father of Ludovic Saverys, a member of our Supervisory Board. The Company’s Supervisory Board has determined that Mr. Steen is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.

Anne-Hélène Monsellato, one of our directors, serves and has served on our Supervisory Board since her appointment at the AGM in May 2015, and is the Chairman of our Audit and Risk Committee. She can be considered as the Audit and Risk Committee financial expert for purposes applicable for corporate governance regulations and Article 96 paragraph 1, 9° of the Belgian Company Code. Since June 2017, Mrs. Monsellato serves on the Board of Directors of Genfit, a biopharmaceutical company listed on Euronext Paris and on NASDAQ (NASDAQ: GNFT), and is the chairman of the Audit Committee. Mrs. Monsellato is an active member of the French National Association of Directors since 2013. In addition, she serves as the Vice President and Treasurer of the American Center for Art and Culture, a U.S. public foundation based in New York. From 2005 to 2013, Mrs. Monsellato served as a Partner with Ernst & Young (now EY), Paris, after having served as Auditor/Senior, Manager and Senior Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in cross border listing transactions, in particular with the U.S. She is a Certified Public Accountant in France since 2008 and graduated from EM Lyon in 1990 with a degree in Business Management. The Company’s Supervisory Board has determined that Ms. Monsellato is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
Ludovic Saverys, one of our directors, serves and has served on our Supervisory Board since 2015 and is a member of our Remuneration Committee and since December 2019 also a member of the ESG & Climate Committee . Mr. Saverys currently serves as Chief Financial Officer of CMB NV and as General Manager of Saverco NV. Until the end of March 2019, he also served as Chief Financial Officer and Director of Hunter Maritime Acquisition Corp. (NASDAQ: HUNT), a blank check company listed on NASDAQ. During the time he lived in New York, Mr. Saverys served as Chief Financial Officer of MiNeeds Inc. from 2011 to 2013 and as Chief Executive Officer of SURFACExchange LLC from 2009 to 2013. He started his career as Managing Director of European Petroleum Exchange (EPX) in 2008. From 2001 to 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M. Sc. degrees in International Business and Finance.
Grace Reksten Skaugen, one of our directors, serves and has served on the Supervisory Board since the AGM on May 12, 2016 and is Chairman of the Remuneration Committee and a member of the Corporate Governance and Nomination Committee. Since December 2019 Ms. Skaugen is also a member of the ESG & Climate Committee. Ms. Reksten Skaugen is a Trustee /advisory council member of The International Institute of Strategic Studies in London.In 2009 she founded Infovidi Board Services Ltd, an independent consulting company. From 2002 to 2015, she was a member of the Board of Directors of Statoil ASA. In 2009 she was one of the founders of the Norwegian Institute of Directors, of which she continues to be a member of the Board. From 1994 to 2002 she was a Director in Corporate Finance in SEB Enskilda Securities in Oslo. She has previously worked in the fields of venture capital and shipping in Oslo and London and carried out research in microelectronics at Columbia University in New York. She has a doctorate in Laser Physics from Imperial College of Science and Technology, University of London. In 1993 she obtained an MBA from the BI Norwegian School of Management. The Company’s Supervisory Board has determined that Ms. Skaugen is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
Anita Odedra serves on the Supervisory Board since her appointment at the AGM of May 2019, and is member of the Audit and Risk Committee. Ms. Odedra brings 25 years’ experience in the energy industry, and is currently Chief Commercial Officer at Tellurian Inc. Prior roles include Executive Vice President at the Angelicoussis Shipping Group Ltd (ASGL), where she led the LNG and oil freight trading businesses and Vice President, Shipping & Commercial Operations for Cheniere. Ms. Odedra spent 19 years at BG Group, where she worked across all aspects of BG’s business including exploration, production, trading, marketing, business development, commercial operations and shipping; latterly holding the position of VP, Global Shipping. She began her career with ExxonMobil in 1993 as a Geoscience analyst. Ms. Odedra was on the Board for the Society of International Gas Tanker and Terminal Operators (SIGGTO) from 2013 to 2016 and was Chair of GIIGNL’s Commercial Study Group from 2010 to 2015. She completed her PhD in Rock Physics from University College London & University of Tokyo and has a BSc in Geology from Imperial College, University of London. The Company’s Supervisory Board has determined that Ms. Odedra is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.

Carl Trowell serves on the Supervisory Board since his appointment at the AGM of May 2019, and is a member of the Remuneration Committee and Chairman of the Corporate Governance and Nomination Committee. Since 2014, Mr. Trowell was Chief Executive Officer of Ensco plc, a listed London-based offshore drilling company. He is also a member of its Board of Directors and has taken up the position of Executive Chairman in April 2019 upon the closing of the merger with Rowan PLC. In his roles, he has substantial experience with strategic reorganizations and mergers and acquisitions. Prior to joining Ensco, Mr. Trowell was President of oilfield services company Schlumberger Ltd’s Integrated Project Management (IPM) and Schlumberger Production Management (SPM) businesses. He was promoted to this role after serving as President of Schlumberger Western GECO, the seismic division of Schlumberger, where he managed 6,500 employees with operations in 55 countries. Prior to this role, he held a variety of international management positions within Schlumberger in the fields of marketing, sales and business development, including Global VP Strategic Marketing & Sales, Management Director North-Sea/Europe Region, and Business Development Manager Asia. Mr. Trowell began his professional career in 1995 as a petroleum engineer with Royal Dutch Shell before joining Schlumberger. Mr. Trowell has been a member of several industry advisory boards. He is on the advisory Board of EVPE Private Equity since 2007, and in 2016 he became a Non-Executive Board Member of Ophir Energy plc. Mr. Trowell has a PhD in Earth Sciences from the University of Cambridge, a Master of Business Administration from The Open University, UK, and a Bachelor of Science degree in Geology from Imperial College London. The Company’s Supervisory Board has determined that Mr. Trowell is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
Hugo De Stoop succeeded Mr. Rodgers as Chief Executive Officer of the Company (as of May 2019) following a brief handover period which took place during the course of the second quarter of 2019. Mr. De Stoop served as our Chief Financial Officer since 2008, after serving as our Deputy Chief Financial Officer and Head of Investor Relations beginning in 2004. Mr. De Stoop has been a member of our Management Board since 2008. Mr. De Stoop started his career in 1998 with Mustad International Group, an industrial group with over 30 companies located in five continents where he worked as a project manager on various assignments in the United States, Europe and Latin America, in order to integrate recently acquired subsidiaries. In 1999, Mr. De Stoop founded First Tuesday in America, the world's largest meeting place for high tech entrepreneurs, venture capitalists and companies and helped develop the network in the United States and in Latin America and, in 2001, was appointed member of the Board of Directors of First Tuesday International. In 2000, he joined Davos Financial Corp., an investment manager for UBS, specializing in Asset Management and Private Equity, where he became an Associate and later a Vice President in 2001. He conducted several transactions, including private placement in public equities (PIPE) and investments in real estate. Mr. De Stoop studied in Oxford, Madrid and Brussels and graduated from école polytechnique (ULB) with a Master of Science in engineering. He also holds a MBA from INSEAD.
Lieve Logghe joined Euronav as Chief Financial Officer on 1 January 2020, succeeding Hugo De Stoop who took on the role of CEO. Ms. Logghe is member of the Euronav Management Board. Lieve started her career  in international finance with an initial 3-year period as Audit Senior with PriceWaterhouseCoopers in Belgium. In 1995 Ms. Logghe joined Sidmar (currently  ArcelorMittal Belgium). She progressively moved through the finance organization in different European geographies after the merger between Arbed , Usinor, Aceralia and Mittal to her position of Vice President CFO for ArcelorMittal Flat Europe in Luxemburg. As from July 2018 she was VP Head of Energy for the ArcelorMittal Europe perimeter. Ms. Logghe graduated from University of Brussels with a Master in Economics, from Vlerick School for Management with a Master in Accounting and from EHSAL Management School with an expertise in Fiscal Sciences. She is a Certified Internal Auditor (IIA) since 1997.
Alex Staring serves and has served as our Chief Operating Officer since 2005. He has also been in charge of our offshore segment since July 2010. Captain Staring serves and has served as a member of our Management Board since 2005. Captain Staring has been a Director of Euronav Hong Kong Ltd. since 2007, a Director of Euronav SAS and Euronav Ship Management since 2002 and a Director of Euronav Luxembourg SA since 2000. In 2000, international shipping companies, AP Moller, Euronav, Frontline, OSG, Osprey Maritime and Reederei'Nord' Klaus E Oldendorff consolidated the commercial management of their VLCCs by operating them in a pool, Tankers International, of which Captain Staring became Director of Operations. In 1988, Captain Staring gained his master's and chief engineer's license and spent the majority of his time at sea on Shell Tankers and CMB tankers, the last 3 years of which he attained the title of Master. From 1997 to 1998, Captain Staring headed the SGS S.A. training and gas centre. In 1998, Captain Staring rejoined CMB and moved to London to head the operations team at their subsidiary, Euronav UK. Captain Staring graduated with a degree in Maritime Sciences from the Maritime Institute in Flushing, The Netherlands and started his career at sea in 1985.
Egied Verbeeck serves and has served as General Counsel of the Company since 2009 and became a member of the Management Board of the Company in January 2010. Since December 2019 Mr. Verbeeck is also the Chairman of the ESG & Climate Committee. From 2006 until June 2014, Mr. Verbeeck served as Secretary General of the Company. Prior to joining Euronav he was a managing associate at Linklaters De Bandt from 1999-2005. Mr. Verbeeck has been a Director of Euronav Ship Management SAS since 2012, a Director of Euronav Hong Kong Ltd. since 2007 and a Director of Euronav Luxembourg S.A. since 2008. Mr. Verbeeck graduated in law from the Catholic University of Louvain in 1998. He also holds a Master Degree in international business law from Kyushu University (Japan) as well as a postgraduate degree in corporate finance from the Catholic University of Louvain.

Brian Gallagher serves and has served as Head of Investor Relations of the Company since March 2014 and joined the Euronav Management Board on January 1, 2019. Since December 2019 Mr. Gallagher is also a member of the ESG & Climate Committee. Mr. Gallagher began his fund management career at the British Coal Pension fund unit, CIN Management, before moving to Aberdeen Asset Management in 1996. Managing and marketing a range of UK investment products Mr. Gallagher then progressed to Murray Johnstone in 1999 and then was headhunted by Gartmore Investment Management in 2000 to manage a range of UK equity income products. In 2007 he then set up a retail fund at UBS Global Asset Management before switching into Investor Relations as IR Director at APR Energy in 2011. Mr. Gallagher graduated in Economics from Birmingham University in 1992.
Stamatis Bourboulis joined the Euronav Management Board on January 1, 2019. Mr. Bourboulis has been General Manager of Euronav Ship Management (Hellas) Ltd. since its inception in November 2005. Since December 2019, Mr. Bourboulis is also a member of the ESG & Climate Committee. Following his employment in a chemical factory, ship building and ship repair shipyards in Greece, he joined Ceres Hellenic Shipping Enterprises Ltd in October 1990 as Superintendent Engineer and dealt with various types of vessels. In 1997 Mr. Bourboulis became Ship Manager for the Crude Oil Tankers and OBOs. In 2000 Mr. Bourboulis undertook the position of Technical Manager for the Ceres fleet of Dry Bulk, Crude Oil, Chemical and LNG Carriers. He is a member of Intertanko Safety and Technical Committee (ISTEC), DNVGL and RINA Greek Technical Committee. Mr. Bourboulis graduated from the National Technical University of Athens as a Naval Architect and Marine Engineer in 1981.
B.          Compensation
The compensation of our Supervisory Board is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies. The provisional aggregate annual compensation paid to our executive officers, excluding our Chief Executive Officer, for the year ended December 31, 2019 was EUR 2,760,887 comprised of EUR 1,578,695 of fixed compensation, EUR 1,020,709 of variable compensation, pension and benefits valued at EUR 80,427 and EUR 81,056 in other compensation. The annual aggregate compensation paid to Mr. Paddy Rodgers as our Chief Executive Officer was EUR 1,418,400 comprised of EUR 1,418,400 of fixed compensation, EUR 0 of variable compensation in cash; pension and benefits valued at EUR 0 and EUR 0 in other compensation. The annual aggregate compensation paid to Mr. Hugo De Stoop as our Chief Executive Officer was EUR 369,208 comprised of EUR 335,875 of fixed compensation, EUR 0 of variable compensation, pension and benefits valued at EUR 7,392 and EUR 25,941 in other compensation. We also paid an aggregate of EUR 605,625 fixed fees (board and committees) to our non-executive directors during the year ended December 31, 2019, with an additional aggregate board and committee meeting attendance fee of EUR 495,000. Our Chairman of the Supervisory Board is entitled to receive a gross fixed amount of EUR 160,000 per year, and each member of the Supervisory Board is entitled to receive a gross fixed amount of EUR 60,000 per year. In addition, our Chairman and each director are entitled to receive an attendance fee of EUR 10,000 per board meeting attended, not to exceed EUR 40,000 per year. The Chairman of our audit and risk committee is entitled to receive a gross fixed amount of EUR 40,000, and each member of the audit and risk committee is entitled to receive a gross fixed amount of EUR 20,000 per year. In addition, the Chairman of our audit and risk committee and members of the audit and risk committee are entitled to receive an attendance fee of EUR 5,000 per audit and risk committee meeting attended, not to exceed EUR 20,000 per year. Our Chairmen of all of our other committees are entitled to receive a gross fixed amount of EUR 7,500 per year, and the members of all of our other committees are entitled to receive a gross fixed amount of EUR 5,000. In addition, our Chairmen and members of these other committees will also be entitled to receive an attendance fee of EUR 5,000 for each committee meeting attended, with a maximum of EUR 20,000 per year for each committee served.
Additionally, on January 31 2019, our Board of Directors and our former CEO, Mr. Paddy Rodgers, agreed in mutual understanding to terminate the employment agreement of Mr. Rodgers under certain conditions, including: (i) the payment of a severance payment to Mr. Rodgers of EUR 4,000,000, (ii) to facilitate the transition period until a new CEO for the Company was found, Mr. Rodgers' employment agreement would continue until December 31, 2019, subject to certain amendments, and (iii) the irrevocable waiver by Mr. Rodgers of any and all of his rights to receive any securities under the long term incentive plans,except for the options granted under the 2015 long-term incentive plan.

C.          Board Practices
With effect as of February 20, 2020, Euronav's governance structure was revised to adopt a two tier governance model. As of this date the body formerly known as the Board of Directors was converted into a Supervisory Board and the former Executive Committee ceased to exist and was replaced by the existing Management Board, in accordance with relevant provisions of the Code of Companies and Associations. For the date of expiration of the current term of office of each member of our Supervisory Board, please see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”

Our Supervisory Board currently consists of six members, five of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules and regulations of the NYSE: Mr. Steen, Ms. Monsellato, Ms. Skaugen, Ms. Odedra and Mr. Trowell .
Our Supervisory Board has established the following committees, and may, in the future, establish such other committees as it determines from time to time:
Audit and Risk Committee
Our Audit and Risk Committee consists of three members (all three members are independent under the Exchange Act and NYSE rules and regulations): Ms. Monsellato, as Chairman, Ms. Odedra and Mr. Steen. Our Audit and Risk Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit and Risk Committee advises the Supervisory Board in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Supervisory Board has determined that Ms. Monsellato qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.
Corporate Governance and Nomination Committee
Our Corporate Governance and Nomination Committee consists of three members: Mr. Trowell, as Chairman, Mr. Steen and Ms. Skaugen. Our Corporate Governance and Nomination Committee is responsible for evaluating and making recommendations regarding the size, composition and independence of the Supervisory Board and the Management Board the including the recommendation of new Director-nominees.
Remuneration Committee
Our Remuneration Committee consists of three members: Ms. Skaugen, as Chairman, Mr. Steen and Mr. Saverys. Our remuneration committee is responsible for assisting and advising the Supervisory Board on determining compensation of its members, members of the Management Board and other employees and administering our compensation programs.
ESG & Climate Committee
As of 6 December 2019, the ESG and Climate Committee was established by the Supervisory Board. The Committee consists of five members : Mr. Verbeeck as Chairman, Ms. Skaugen, Mr. Saverys, Mr Bourboulis and Mr. Gallagher. The Committee is an advisory body to the Supervisory Board. The main role of the Committee is to assist and advise the Supervisory Board in monitoring the performance as well as key risks and opportunities that the Company faces in relation to environmental, social and climate matters. In this respect the Committee will oversee the Company’s conduct and performance on ESG matters as well as its reporting thereon, in order to inform the Supervisory Board and make recommendations it deems appropriate on any area within its remit where action or improvement is needed.
D.          Employees
As of December 31, 2019, we employed approximately 2,910 (2018: 2,900 and 2017: 2,952) people, including approximately 210 (2018: 200 and 2017: 152) onshore employees based in our offices in Greece, Belgium, United Kingdom, France, Switzerland, Hong Kong and Singapore and approximately 2,700 (2018: 2,700 and 2017: 2,800) seagoing officers and crew. Some of our employees are represented by collective bargaining agreements. As part of our obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss certain employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as satisfactory. As of the date of this annual report, there are no ongoing salary negotiations or material outstanding issues.
E.          Share ownership
The ordinary shares beneficially owned by the members of the Supervisory Board and Management Board and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

Equity Incentive Plans
2015 Long Term Incentive Plan
In 2015, our Board of Directors adopted a long-term incentive plan, pursuant to which key management personnel are eligible to receive options to purchase ordinary shares at a predetermined price and restricted stock units (RSUs) that represent the right to receive ordinary shares or payment of cash in lieu thereof, in accordance with the terms of the plan.  On February 12, 2015, we granted options to purchase an aggregate of 236,590 ordinary shares at €10.0475 per share, subject to customary vesting provisions, and 65,433 RSUs which vested automatically on the third anniversary of the grant. The following table provides a summary of the number of options that have been granted pursuant to this plan, together with the amount of options that have vested and that have been exercised as of the date of this annual report:

	Options Granted	Options Vested	Options Exercised
Former CEO	80,518	80,518	—
Former CFO	58,716	58,716	—
COO	54,614	54,614	—
General Counsel	42,742	42,742	—
2016 Long Term Incentive Plan
In December 2015, our Board of Directors adopted a long-term incentive plan, or the 2016 Long Term Incentive Plan, pursuant to which members of the Executive Committee are eligible to receive phantom stock unit grants. Other senior employees may in the future be invited to participate in this long-term incentive plan by the Supervisory Board upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject to the terms of the 2016 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 2, 2016, we granted 54,616 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €10.6134 which equals the weighted average of the share price of the three days preceding the grant date. The following table provides a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	17,116	N/A *
Former CFO	20,728	20,728
COO	8,009	8,009
General Counsel	8,762	8,762
2017 Long Term Incentive Plan
In February 2017, our Board of Directors adopted a long term incentive plan, pursuant to which members of the Executive Committee as well as the Head of Investor Relations are eligible to receive phantom stock unit grants. Other senior employees may in the future be invited to participate in this long term incentive plan by the Supervisory Board upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject the terms of the 2017 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 9, 2017, we granted 66,449 phantom stock units to certain of our executive officers.  The phantom stock units matured one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €7.2677 which equals the weighted average of the share price of the three days preceding the announcement of our preliminary full year results of 2016. The following table provides a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	17,819	N/A*
Former CFO	20,229	13,486
COO	12,557	8,371
General Counsel	9,808	6,539
Head of Investor Relations	6,036	4,024
2018 Long Term Incentive Plan
In February 2018, our Board of Directors adopted a long-term incentive plan, pursuant to which members of the Management Board as well as the Head of Investor Relations, Research & Communications are eligible to receive phantom stock unit grants. Other senior employees may in the future be invited to participate in this long-term incentive plan by the Supervisory Board upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject the terms of the 2018 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 16, 2018, we granted 154,432 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €7.2368 which equals the weighted average of the share price of the three days preceding the announcement of our preliminary full year results of 2017. The following table provides a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	46,652	N/A*
Former CFO	37,620	12,540
COO	36,480	12,160
General Counsel	27,360	9,120
Head of Investor Relations	6,319	2,106
Transaction Based Incentive Plan
The members of the Executive Committee and certain other senior employees were granted a transaction based incentive award in the form of 1,200,000 phantom stock units. The vesting and settlement of the transaction based incentive award is spread over a timeframe of five years. The phantom stock awarded matures in four tranches as follows:

•	First tranche of 12% vesting when share price reaches $ 12

•	Second tranche of 19% vesting when share price reaches $14

•	Third tranche of 25% vesting when share price reaches $ 16

•	Fourth tranche of 44% vesting when share price reaches $18

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	400,000	N/A*
Former CFO	300,000	36,000
COO	150,000	18,000
General Counsel	170,000	20,400
Head of Investor Relations	80,000	9,600
General Manager Hellas	50,000	6,000
* The CEO waived further entitlements as a result of termination of his employment, announced by press release on February 4, 2019.

2019 Long Term Incentive Plan
The Supervisory Board, upon recommendation of the Remuneration Committee, has determined a variable compensation structured as a LTIP Grant comprised of RSUs. Each RSU grants the RSU Holder a conditional right to receive one (1) ordinary share for free upon vesting of the RSU.

Maximum value at grant:

•	In the case of the CEO, 100% of absolute base salary for the CEO

•	In the case of the other Executives, from 30% to 75% of absolute base salary of such Executive Officers

The vesting is subject for 75% of the award to a relative TSR (Total Shareholder Return) compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award. The vesting is subject for 25% to an absolute TSR of the Company’s Shares measured each year for 1/3 of 25% of the award.

The RSUs held by an RSU Holder may vest in accordance with the principles of the plan during a period of three years.

2020 Long Term Incentive Plan
On March 24, 2020 the Supervisory Board, upon recommendation of the Remuneration Committee, has determined a variable compensation structured as a LTIP Grant comprised of RSUs. Each RSU grants the RSU Holder a conditional right to receive one (1) ordinary shares for free upon vesting of the RSU.

Maximum value at grant:

•	In the case of the CEO, 100% of absolute base salary for the CEO

•	In the case of the other Executives, 30% to 75% of absolute base salary of such Executive Officers

The vesting is subject for 75% of the award to a relative TSR (Total Shareholder Return) compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award. The vesting is subject for 25% to an absolute TSR of the Company’s Shares measured each year for 1/3 of 25% of the award.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.           Major shareholders.
The following table sets forth information regarding beneficial ownership of our ordinary shares for (i) owners of more than five percent of our ordinary shares and (ii) our directors and officers as a group, of which we are aware as of April 14, 2020.

Shareholder	Number	Percentage(1)
Euronav (treasury shares)	4,946,216	2.25%
Directors and Executive Officers as a Group *	—	—

*Individually each owning less than 1.0% of our outstanding ordinary shares.

(1)	Calculated based on 220,024,713 ordinary shares outstanding as of April 14, 2020. The Company holds 4,946,216 ordinary shares in treasury.
As of April 14, 2020, our issued share capital amounted to $239,147,506.82 divided into 220,024,713 ordinary shares with no par value. On the same date, 71,370,996 of our shares, our U.S. Shares, representing approximately 32.44% of our share capital , were reflected on the U.S. Register, and are held by 9 holders including CEDE & CO, acting as nominee holder for the Depository Trust Company.
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
As of the date of this report, to our knowledge, there are no arrangements which may at a subsequent date result in a change in control of our Company.

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

Capital Allocation Policy & Dividend Policy
Our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Supervisory Board (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends” or "intermediary dividends").
Our current dividend policy is the following: we intend to pay a minimum fixed dividend of at least $0.12 in total per share per year provided (a) the Company has in the view of the Supervisory Board, sufficient balance sheet strength and liquidity combined (b) with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed dividend, that additional income will be allocated to either: additional cash dividends, share buy-back, accelerated amortization of debt or the acquisition of vessels which the Supervisory Board considers at that time to be accretive to shareholders’ value.
Additional guidance to the above stated policy, to be applied to our final results for the year ended on December 31, 2019 and to our quarterly results as from 2020 onwards, was provided by our Supervisory Board by way of a press release dated January 9, 2020, as follows: Each quarter the Company will target to return 80% of net income (including the fixed element of $0.03 per quarter) to shareholders.

•
This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at stock repurchase as an alternative if it believes more value can be created for shareholders.

•	The Company retains the right to return more than 80% should the circumstances allow it.

As part of its distribution policy the Company, the dividend calculation will not include capital gains ( reserved for fleet renewal) and deferred tax assets or liabilities but will include capital losses while the policy will at all times be subject to freight market outlook, company balance sheet and cyclicality along with other factors and regulatory requirements. Supervisory Board believes that this approach has the flexibility to manage the Company through the cycle, retaining sufficient capital for fleet renewal whilst simultaneously rewarding shareholders.
Our Supervisory Board will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We may stop paying dividends at any time and cannot assure you that we will pay any dividends in the future or of the amount of such dividends. For instance, we did not declare or pay any dividends from 2010 until 2014.

In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be as a result of the dividend a default or a breach of a loan covenant. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries' ability to declare and pay dividends (for instance, with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full). Please see “Item 5. Operating and Financial Review and Prospects” for more information relating to restrictions on our ability to pay dividends under the terms of the agreements governing our indebtedness. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Coordinated Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.
For a discussion of the material tax consequences regarding the receipt of dividends we may declare, please see "Item 10. Additional Information—E. Taxation."
B.          Significant Changes.
Please see Note 29 - Subsequent Events to our Audited Consolidated Financial Statements included herein.
ITEM 9.    OFFER AND THE LISTING
A.          Offer and Listing Details.
Our share capital consists of ordinary shares issued without par value.  Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of April 14, 2020, our issued (and fully paid up) share capital was $239,147,505.82 which is represented by 220,024,713 ordinary shares with no par value.  The fractional value of our ordinary shares is $1.086912 per share.
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
For a discussion of our ordinary shares which are listed and eligible for trading on the NYSE and Euronext Brussels, please see "Item 10. Additional Information — B. Memorandum and Coordinated Articles of Association — Share Register."
D.          Selling Shareholders
Not applicable.
E.          Dilution
Not applicable.
F.          Expenses of the Issue
Not applicable.

ITEM 10.    ADDITIONAL INFORMATION
A.          Share capital.
Not applicable.
B.          Memorandum and Coordinated Articles of Association.
We are a public limited liability company incorporated in the form of a naamloze vennootschap / société anonyme under Belgian law (Register of Legal Entities number 0860.402.767 (Antwerpen)).
The following is a description of the material terms of our current Coordinated Articles of Association (amended as of February 20, 2020). Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our Coordinated Articles of Association which are filed as Exhibit 1.1 to this annual report on Form 20-F filed with the SEC on April 29, 2020.
Purpose
Our objectives are set forth in Section I, Article 3 of our Coordinated Articles of Association. Our purpose, as stated therein, is to engage in operations related to maritime transport and shipowning, particularly the chartering in and out, the acquisition and sale of ships, and the opening and operation of regular shipping lines, but is not restricted to these activities.
Ordinary Shares
Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders. Each share represents an identical fraction of the share capital and is either in registered or dematerialized form.
Share Register
Our Belgian Shares are reflected in the Belgian Register, that is maintained by Euroclear Belgium. The Belgian Shares have ISIN BE0003816338. Only these shares, which are reflected in the Belgian Register, may be traded on Euronext Brussels.
 Our U.S. Shares are reflected in our U.S. Register that is maintained by Computershare. The U.S. Shares have CUSIP B38564 108.  Only these shares, which are reflected in the U.S. Register, may be traded on the NYSE.
For Belgian Shares, including shares that were either acquired on Euronext Brussels or prior to our initial public offering, to be traded on the NYSE and for U.S. Shares to be traded on Euronext Brussels, shareholders must reposition their shares to the appropriate component of our share register (the U.S. Register for listing and trading on the NYSE and the Belgian Register for listing and trading on Euronext Belgium).  As part of the repositioning procedure, the shares to be repositioned would be debited from the Belgian Register or the U.S. Register, as applicable, and canceled from the holder's securities account, and simultaneously credited to the relevant register (the Belgian Register for shares to be eligible for listing and trading on Euronext Brussels and the U.S. Register for shares to be eligible for listing and trading on the NYSE) and deposited in the holder's securities account. The repositioning procedure is normally completed within three trading days, but may take longer and the Company cannot guarantee the timing.  The Company may suspend the repositioning of shares for periods of time, which we refer to as "freeze periods" for certain corporate events, including the payment of dividends or shareholder meetings. In such cases, the Company plans to inform its shareholders about such freeze periods on its website.
Please see the Company's website www.euronav.com for instructions on how to reposition your shares to be eligible for trading on either the NYSE or Euronext Brussels.
Dividend Rights
For a summary of our dividend policy and legal basis for dividends under Belgian law, see "Item 8: Financial Information – Dividend Policy and guidance."
Liquidation Rights
In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes shall be distributed to the holders of our ordinary shares, each receiving a sum proportional to the number of our shares held by them, subject to prior liquidation rights of any preferred stock that may be outstanding.

Directors
During 2019, before implementation of the CCA, the Supervisory Board was the ultimate decision-making body of the Company, with the exception of the matters reserved to the Shareholders’ Meeting as provided by law or the Articles of Association.
On February 20, 2020 the extraordinary shareholders meeting implemented the CCA and adopted new Articles of Association including a two-tier governance model. The powers of the Supervisory Board are those outlined in article 7:109 of the CCA. A copy of the new Coordinated Articles of Association can be consulted at Exhibit 1.1.
Our Coordinated Articles of Association provide that our Supervisory Board shall consist of at least five and maximum ten members. Our Supervisory Board currently consists of six members. The Coordinated Articles of Association provide that the members of the Supervisory Board remain in office for a period not exceeding 4 years and are eligible for re-election. The term of a member of the Supervisory Board comes to an end immediately after the annual shareholders' meeting of the last year of his term. Members of the Supervisory Board can be dismissed at any time by the vote of a majority of our shareholders. Each year, there may be one or more directors who have reached the end of their current term of office and may be reappointed.
Belgian law does not regulate specifically the ability of directors to borrow money from the Company. Our Corporate Governance Charter provides that as a matter of principle, no loans or advances will be granted to any director (except for routine advances for business-related expenses in accordance with our rules for reimbursement of expense).
Article 7:115 of the Code of Companies and Associations provides that if one of our Supervisory Board members directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the authority of the Supervisory Board, the conflicted member shall inform the other members of such conflict before the Supervisory Board has decided on the relevant matter. The statutory auditor must also be notified. The conflicted member’s statement and explanation as to the nature of the conflict of interest shall be included in the meeting minutes enacting the decision on the relevant matter and shall be disclosed in accordance with in article 7:115 of the Belgian Code of Companies and Associations. The Supervisory Board shall deliberate and decide on the relevant matter without participation of the conflicted member(s). The Supervisory Board may not delegate this decision. If all members of the Supervisory Board have such conflict of interest, the relevant matter is referred to by the Supervisory Board to the General Meeting. If the General Meeting approves the relevant decision or transaction, the Supervisory Board is authorized to execute same.
Shareholder Meetings
The annual general shareholders' meeting is generally held annually on the third Thursday of May at 10:30 a.m. (Central European Time). If this day is a legal holiday, the meeting is held on the preceding business day.
The Supervisory Board or the statutory auditor (or, as the case may be, the liquidators) can convene a special or extraordinary general shareholders' meeting at any time if the interests of the Company so require. Such general meetings must also be convened whenever requested by the shareholders who together represent a tenth of our share capital within three weeks of their request, provided that the reason of convening a special or extraordinary general shareholders' meeting is given.
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
A shareholder of shares which are tradable on the New York Stock Exchange only has the right to be admitted to and vote at the general meeting if such shareholder complies with the conditions and formalities set out in the convening notice, as decided upon by the Supervisory Board in compliance with all applicable legal provisions.

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
In accordance with the provisions of the Belgian Code of Companies and Associations and our Coordinated Articles of Association, the Company, when issuing shares, has the authority to limit or cancel the preferential subscription right of the shareholders in the interest of the Company in respect of such issuance. This limitation or cancellation can be decided upon in favor of one or more particular persons subscribing to that issuance.
When canceling the preferential right of the shareholders, priority may be given to the existing shareholders for the allocation of the newly issued shares.
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
Purchase and Sales of Our Own Shares
We may only acquire our own ordinary shares pursuant to a decision by our shareholders' meeting taken under the conditions of quorum and majority provided for in the Code of Companies and Associations.
The extraordinary shareholders' meeting of May 13, 2015 resolved to authorize the Board of Directors of the Company and its direct subsidiaries to acquire, in accordance with the conditions of the law, with available assets in the sense of article 12:8 of the Belgian Code on Companies and Associations, for a period of five years as from May 13, 2015, a maximum of twenty per cent of the existing ordinary shares of the Company where all ordinary shares already purchased by the Company and its direct subsidiaries need to be taken into account and at a price per share equal to the average of the last five closing prices of the Company's ordinary shares at Euronext Brussels before the acquisition, increased with a maximum of twenty percent (20%) or decreased with a maximum of twenty percent (20%) of the said average.
Anti-Takeover Effect of Certain Provisions of Our Articles of Association
Our Articles of Association contain provisions which may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Supervisory Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
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
E.          Taxation.
United States Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership of our ordinary shares. This discussion does not purport to deal with the tax consequences of owning ordinary shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our ordinary shares through partnerships or other pass-through entitles, investors that own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, persons that will hold the ordinary shares as part of a hedging transaction, “straddle” or “conversion transaction,” persons who are deemed to sell the ordinary shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement,” persons subject to the “base erosion and anti-avoidance” tax, and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who purchase ordinary and hold the ordinary shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the “Company,” “we” and “us” are to Euronav NV and its subsidiaries on a consolidated basis.

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
Exemption of Operating Income from U.S. Federal Income Taxation
Under the U.S.-Belgium income tax treaty, or the Belgian Treaty, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. We believe that we satisfy the requirements for exemption under the Belgian Treaty for our 2019 and possibly for our future taxable years. Alternatively, we may qualify for exemption under Section 883, as discussed below.
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
It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume test”. We believe we satisfied the trading frequency and trading volume tests for the 2019 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.
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
We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2019 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Stockholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.
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
Special rules may apply to any “extraordinary dividend” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Non-Corporate Holder’s adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in a share of ordinary shares paid by us. If we pay an “extraordinary dividend” on our ordinary shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.
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
Belgian Tax Considerations
In the opinion of Argo Law, our Belgian counsel, the following are the material Belgian federal income tax consequences of the acquisition, ownership and disposal of ordinary shares by an investor, but this summary does not purport to address all tax consequences of the ownership and disposal of ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ordinary shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the tax regime applicable to ordinary shares held by Belgian tax residents through a fixed basis or a permanent establishment situated outside Belgium. This summary does principally not address any local taxes that may be due in connection with the ownership and disposal of ordinary shares, other than Belgian local surcharges which generally vary from 0% to 9% of the investor's income tax liability.
For purposes of this summary, a Belgian resident is:

•
an individual subject to Belgian personal income tax, i.e., an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law;

•
a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e., a corporate entity that has its statutory seat (unless it can be proved that the tax residence of the company is situated in another State than Belgium), its main establishment, its administrative seat or seat of management in Belgium;

•	an Organization for Financing Pensions subject to Belgian corporate income tax, i.e., a Belgian pension fund incorporated under the form of an Organization for Financing Pensions; or

•
a legal entity subject to Belgian income tax on legal entities, i.e., a legal entity other than a company subject to Belgian corporate income tax, that has its main establishment, its administrative seat or seat of management in Belgium.

A non-resident is any person that is not a Belgian resident.
Investors should consult their own advisers regarding the tax consequences of the acquisition, ownership and disposal of the ordinary shares in the light of their particular circumstances, including the effect of any state, local or other national laws.

Belgian taxation of dividends on ordinary shares
For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the contributions done in exchange for the issuance of profit sharing certificates. However, a repayment of capital decided upon by the shareholder’s meeting as of January 1, 2018 and which is carried out in accordance with the Belgian Companies Code is partly considered to be a dividend distribution, more specifically with respect to the portion that is deemed to be the distribution of the existing taxed retained earnings (irrespective of whether they are incorporated into the capital) and/or of the tax-free retained earnings incorporated into the capital. Such portion is determined on the basis of the ratio of the taxed retained earnings (except for the legal reserve up to the legal minimum and certain unavailable retained earnings) and the tax-free retained earnings incorporated into the capital (with a few exceptions) over the aggregate of such retained earnings and the fiscal capital.
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
In case of liquidation of the Company, the liquidation gain (i.e. the amount distributed in excess of the fiscal capital) will in principle be subject to Belgian withholding tax at a rate of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions.
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
Belgian resident individuals
For Belgian resident individuals who acquire and hold the ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. Where such individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer’s overall declared income (local surcharges will not apply). The first EUR 800 (amount applicable for income year 2019; the amount applicable for income year 2020 is EUR 812) of reported ordinary dividend income will be exempt from Belgian tax. This exemption of Belgian tax has to be claimed by each tax payer via their tax declaration. For the avoidance of doubt, all reported dividends are taken into account to assess whether said maximum amount is reached. In addition, if the dividends are reported, the dividend withholding tax withheld at source may be credited against the income tax due and is reimbursable to the extent that it exceeds the final income tax liability with at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the ordinary shares. This condition is not applicable if the individual can demonstrate that he has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends.

For Belgian resident individuals who acquire and hold the ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and will, in such case, be taxable at the investor’s personal income tax rate increased with local surcharges. Withholding tax withheld at source may be credited against the income tax due and is reimbursable to the extent that it exceeds the income tax due with at least EUR 2.50, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if the investor can demonstrate that he has held the full legal ownership of the ordinary shares for an uninterrupted period of twelve months prior to the attribution of the dividends.
Belgian resident companies
Corporate income tax
For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including withholding tax) must be declared in the standard corporate income tax return and will be subject to a corporate income tax rate of 29.58% for assessment year 2019 in relation to financial years starting on or after 1 January 2018, unless the reduced corporate income tax rates apply. Subject to certain conditions, a reduced corporate income tax rate of (i) 20.4% (including the 2% crisis surcharge) for assessment year 2019 (i.e. for financial years starting on or after 1 January 2018) and of (ii) 20% for assessment year 2021 (i.e. for financial years starting on or after 1 January 2020) applies for Small and Medium Sized Enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Companies Code) on the first EUR 100,000 of taxable profits. The standard corporate income tax rate is reduced to 25% as of assessment year 2021 for financial years starting on or after 1 January 2020.
Any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable (a) if the taxpayer can demonstrate that it has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends; or (b) if, during said period, the ordinary shares never belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a permanent establishment or “PE” in Belgium.
If the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements (rechtshandeling of geheel van rechtshandelingen/acte juridique ou un ensemble d’actes juridiques) which is not genuine (kunstmatig/non authentique) and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.
As a general rule, Belgian resident companies can (as of assessment year 2019 and subject to certain limitations) deduct 100% of gross dividends received from their taxable income or the "Dividend Received Deduction Regime", provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds the ordinary shares representing at least 10% of the share capital of the Company or a participation in the Company with an acquisition value of at least EUR 2,500,000; (2) the ordinary shares have been held or will be held in full ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code or the "Article 203 ITC Taxation Condition" are met; and (4) the anti-abuse provision contained in Article 203, §1, 7° of the Belgian Income Tax Code is not applicable (together, the “Conditions for the application of the Dividend Received Deduction Regime”). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the Dividend Received Deduction Regime to apply.
The Conditions for the application of the Dividend Received Deduction Regime depend on a factual analysis, upon each dividend distribution, and for this reason the availability of this regime should be verified upon each dividend distribution.
Withholding tax
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
Please note that the above described Dividend Received Deduction Regime and the withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements or “rechtshandeling of geheel van rechtshandelingen”/”acte juridique ou un ensemble d’actes juridiques” for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine or “kunstmatig”/”non authentique” and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive November 30, 2011 (2011/96/EU) or Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
Belgian resident organizations for financing pensions
For organizations for financing pensions or OFPs, i.e., Belgian pension funds incorporated under the form of an OFP or “organismen voor de financiering van pensioenen”/”organismes de financement de pensions” within the meaning of Article 8 of the Belgian Act of 27 October 2006, the dividend income is generally tax exempt.
Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.
If the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements (rechtshandeling of geheel van rechtshandelingen/acte juridique ou un ensemble d’actes juridiques) which is not genuine (kunstmatig/non authentique) and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.
Other Belgian resident legal entities subject to Belgian legal entities tax
For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their income tax liability.
Non-resident individuals or non-resident companies
Non-resident income tax
For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the ordinary shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian PE.

If the ordinary shares are acquired by a non-resident in connection with a fixed base or a PE in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident personal or corporate income tax rate, as appropriate. Belgian withholding tax levied at source may be credited against non-resident personal or corporate income tax and is reimbursable to the extent that it exceeds the income tax due with at least EUR 2.50 and, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the ordinary shares were held in full legal ownership for an uninterrupted period of twelve months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during said period, the ordinary shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a Belgian PE.
Non-resident companies whose ordinary shares are invested in a Belgian PE may, as of assessment year 2019, deduct 100% of the gross dividends received from their taxable income if, at the date the dividends are paid or attributed, the Conditions for the application of the Dividend Received Deduction Regime are met. The application of the Dividend Received Deduction Regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each dividend distribution.
Dividends distributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity, may be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 800 (amount applicable for income year 2019; the amount applicable for income year 2020 is EUR 812) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the ordinary shares) are taken into account to assess whether said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied is credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied could in principle be reclaimed by filing a certified, dated and signed written request thereto addressed to the tax official of the Centre Abroad (Centrum Buitenland/Centre Etrangers). Such a request has to be filed at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain supporting documents.
Belgian dividend withholding tax relief for non-residents
Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver in the meaning of Article 227, 3° of the Belgian ITC which implies that it has separate legal personality and fiscal residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) except in specific circumstances, provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the ordinary shares, nor obligated to pay a manufactured dividend with respect to the ordinary shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the ordinary shares and that the above conditions are satisfied. The organization must then forward that certificate to the Company or its paying agent.
As mentioned above, if the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements (rechtshandeling of geheel van rechtshandelingen/acte juridique ou un ensemble d’actes juridiques) which is not genuine (kunstmatig/non authentique) and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

Dividends distributed to non-resident qualifying parent companies established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause, will, under certain conditions, be exempt from Belgian withholding tax provided that the ordinary shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year. A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive of July 23, 1990 (90/435/EC), as amended by Directive 2003/123/EC of 22 December 2003, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to besloten vennootschap met beperkte aansprakelijkheid, to coperatieve vennootschap met onbeperkte aansprakelijkheid, and to gewone commanditaire vennootschap, should also be understood as a reference to respectively the besloten vennootschap, the coperatieve vennootschap, and the commanditaire vennootschap); (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.
In order to benefit from this exemption, the non-resident company must provide the Company or its paying agent with a certificate confirming its qualifying status and the fact that it meets the three aforementioned conditions.
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
Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (‘‘rechtshandeling of geheel van rechtshandelingen’’/’’acte juridique ou un ensemble d’actes juridiques’’) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (‘‘kunstmatig’’/’’non authentique’’) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
Dividends distributed by a Belgian company to a non-resident company will be exempt from withholding tax, provided that (i) the non-resident company is established in the European Economic Area or in a country with whom Belgium has concluded a tax treaty that includes a qualifying exchange of information clause, (ii) the non-resident company is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (iii) the non-resident company does not satisfy the 10%-participation threshold but has a participation in the Belgian company with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to ordinary shares which are or will be held in full ownership for at least one year without interruption; and (v) the non-resident company has a legal form as listed in the annex to the Parent-Subsidiary Directive, as amended from time to time, or, has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to besloten vennootschap met beperkte aansprakelijkheid, to coperatieve vennootschap met onbeperkte aansprakelijkheid, and to gewone commanditaire vennootschap, should also be understood as a reference to respectively the besloten vennootschap, the coperatieve vennootschap, and the commanditaire vennootschap) and that is governed by the laws of another Member State of the EEA, or, by the law of a country with whom Belgium has concluded a qualifying double tax treaty. This exemption applies to the extent that the withholding tax which would have been due in case this exemption would not exit, would not be creditable nor reimbursable in the hands of the non-resident company.
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
Belgian taxation of capital gains and losses on ordinary shares
Belgian resident individuals
In principle, Belgian resident individuals acquiring the ordinary shares as a private investment should not be subject to Belgian capital gains tax on a later disposal of the ordinary shares and capital losses will not be tax deductible.
Capital gains realized by a Belgian resident individual are however taxable at 33% (plus local surcharges) if the capital gain on the ordinary shares is deemed to be realized outside the scope of the normal management of its private estate. Capital losses are, however, not tax deductible. Moreover, capital gains realized by Belgian resident individuals on the disposal of the ordinary shares to a non-resident company (or body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in the Company (i.e., a shareholding of more than 25% in the Company). Capital losses arising from such transactions are, however, not tax deductible.
Capital gains realized by Belgian resident individuals in case of redemption of the ordinary shares or in case of liquidation of the Company will generally be taxable as a dividend.
Belgian resident individuals who hold the ordinary shares for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realized upon the disposal of the ordinary shares, except for the ordinary shares held for more than five years, which are taxable at a separate rate of, in principle, 10% (capital gains realized in the framework of the cessation of activities under certain circumstances) or 16.5% (other occasions), both plus local surcharges. Capital losses on the ordinary shares incurred by Belgian resident individuals who hold the ordinary shares for professional purposes are in principle tax deductible.
Belgian resident companies
Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the ordinary shares provided that the Conditions for the application of the Dividend Received Deduction Regime are met.
If the one-year minimum holding period condition is not met (but the other Conditions for the application of the Dividend Received Deduction Regime are met), the capital gains realized upon the disposal of the ordinary shares by Belgian resident companies are taxable at a separate corporate income tax rate of 25.50%. From assessment year 2019 (financial years starting on or after 1 January 2018) this separate rate for the non-fulfillment of the one-year detention condition does not apply to SMEs, insofar as the capital gain qualifies for the reduced rate of 20.40% (this is, with a taxable basis up to 100,000 EUR). This separate rate will be fully abolished as of the assessment year 2021 (financial years starting on or after 1 January 2020), since as of the assessment year 2021 (financial years starting on or after 1 January 2020) the standard corporate tax rate is reduced to 25% (or 20% for qualifying SMEs).
If one or more of the Conditions for the application of the Dividend Received Deduction Regime would not be met (other than the one-year minimum holding period condition), any capital gain realized would be taxable at the standard corporate income tax rate of 29.58%, unless the reduced corporate income tax rate of 20.40% apply (as of the assessment year 2019, for financial years starting on or after 1 January 2018). The standard corporate income tax rate is reduced to 25% as of assessment year 2021 (for financial years starting on or after 1 January 2020). The reduced corporate income tax rate is reduced to 20% as of the assessment year 2021 (for financial years starting on or after 1 January 2020).
Capital losses on the ordinary shares incurred by Belgian resident companies are as a general rule not tax deductible.

Ordinary shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. The capital gains on such ordinary shares are taxable at the standard corporate income tax rate of 29.58% unless the reduced corporate income tax rate of 20.4% applies (as of the assessment year 2019, for financial years starting on or after January 1, 2018) and the capital losses on such ordinary shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization. The standard corporate income tax rate is reduced to 25% as of assessment year 2021 (for financial years starting on or after January 1, 2020). The reduced corporate income tax rate is reduced to 20% as of the assessment year 2021 (for financial years starting on or after January 1, 2020).
Capital gains realized by Belgian resident companies in case of redemption of the ordinary shares or in case of liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.
Belgian resident organizations for financing pensions
Capital gains and capital losses realized by OFPs within the meaning of Article 8 of the Belgian Act of 27 October 2006, upon the disposal of the ordinary shares are not to be taken into account for the determination of the taxable result of the OFPs.
Other Belgian resident legal entities subject to Belgian legal entities tax
Capital gains realized upon disposal of the ordinary shares by Belgian resident legal entities are in principle not subject to Belgian income tax and capital losses are not tax deductible.
Capital gains realized upon disposal of (part of) a substantial participation in a Belgian company (i.e., a participation representing more than 25% of the share capital of the Company at any time during the last five years prior to the disposal) may, however, under certain circumstances be subject to income tax in Belgium at a rate of 16.5% (plus crisis surcharge of 2%; such surcharge will however be abolished as of assessment year 2021, for financial years starting on or after 1 January 2020).
Capital gains realized by Belgian resident legal entities in case of redemption of the ordinary shares or in case of liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.
Non-resident individuals or non-resident companies
Non-resident individuals or companies are, in principle, not subject to Belgian income tax on capital gains realized upon disposal of the ordinary shares, unless the ordinary shares are held as part of a business conducted in Belgium through a fixed base in Belgium or a Belgian PE. In such a case, the same principles apply as described with regard to Belgian individuals (holding the ordinary shares for professional purposes) or Belgian companies.
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
Annual tax on securities accounts
As of 1 January 2018, a new annual tax on securities accounts has been introduced, whereby both (i) Belgian resident private individuals holding one or more securities accounts via a financial intermediary based in Belgium or abroad, and (ii) non-resident private individuals holding one or more securities accounts via a financial intermediary based in Belgium, are subject to tax at a rate of 0.15 % on the total amount of qualifying assets (including listed ordinary shares, bonds, funds) held on these securities accounts if during the preceding reference period of 12 months the combined average value of qualifying assets across all securities accounts exceeded EUR 500,000 per individual account holder (i.e., EUR 1,000,000 for a married couple holding a common securities account). Pension savings accounts and life insurances are excluded.

The tax is, in principle, collected by the intermediary financial institution, established or located in Belgium if (i) the holder’s share in the average value of the qualifying financial instruments held on one or more securities accounts with said intermediary amounts to EUR 500,000 or more; or (ii) the holder instructed the financial intermediary to levy the tax on securities accounts due (e.g. in case such holder holds qualifying financial instruments on several securities accounts held with multiple intermediaries of which the average value does not amount to EUR 500,000 or more but of which the holder’s share in the total average value of these accounts exceeds EUR 500,000).
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
However, on 17 October 2019 the Belgian Constitutional Court ruled that the tax on securities accounts is unconstitutional. The Belgian Constitutional Court annuls the tax on securities accounts, with effect as of 1 October 2019. The annulment of the tax on securities accounts is binding beginning on the date on which the judgment of the Belgian Constitutional Court is published in the Belgian Official Gazette. The judgment of the Belgian Constitutional Court has been published in the Belgian Official Gazette on 5 November 2019.
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
No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2.9° and 10° of the Belgian Law of 2 August 2002 on the supervision of the financial sector and financial services; (ii) insurance companies defined in Article 5 of the Belgian Law of 13 March 2016 on the status and supervision of insurance companies and reinsurance companies; (iii) pension institutions referred to in Article 2,1° of the Belgian Law of 27 October 2006 concerning the supervision of pension institutions; (iv) undertakings for collective investment; (v) regulated real estate companies; and (vi) Belgian non-residents provided they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.
Application of the tonnage tax regime to the Company
The Belgian Ministry of Finance approved our application on 23 October 2013 for beneficial tax treatment of certain of our vessel operations income.

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
The subsidiaries Euronav Shipping NV and Euronav Tankers NV that were formed in connection with our acquisition of the 2014 Fleet Acquisition Vessels applied for the Belgian tonnage tax regime and obtained approval effective 1 January 2016.
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
The proposed Financial Transaction Tax (FTT)
On 14 February 2013 the EU Commission adopted a Draft Directive on a common Financial Transaction Tax (the "FTT"). Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the "Participating Member States") are seeking a compromise under “enhanced cooperation” rules, which require consensus from at least nine nations. Earlier Estonia dropped out of the negotiations by declaring it would not introduce the FTT.
The Draft Directive currently stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force.
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
In June 2016, the Participating Member States declared that they would continue their efforts in the second half of the year but since then the negotiating parties have not been successful in reaching an agreement. The FTT was at a standstill but yet renewed discussions between the Participating Member States took place in May and June 2019.
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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured and unsecured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2019 by approximately $12.4 million ($8.5 million in 2018).
We are exposed to currency risk related to our operating expenses and treasury notes expressed in euros. In 2019, about 12.5% of the total operating expenses were incurred in euros (2018: 12.9%). Revenue and the financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2019 would have decreased our profit or loss by $10.0 million (2018: $7.9 million). A 10 percent weakening of the euro against the dollar at December 31, 2019 would have had the equal but opposite effect.
We are exposed to credit risk from our operating activities (primarily for loans and guarantees extended to our joint ventures as part of the investing activities, trade receivables, and available liquidity under our credit revolving facilities) and from our financing activities, including credit risk related to undrawn portions of our facilities and deposits with banks and financial institutions. We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions. The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on the rating agency, Standard & Poor's Financial Services LLC.
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant portion of our vessels are currently exposed to the spot market. Every increase (decrease) of $1,000 on a spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by $22.6 million in 2019 (2018: $19.3 million).
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
We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)          Management's annual report on internal control over financial reporting.
In accordance with Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2019 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2019 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
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
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
In accordance with the rules of the NYSE, the U.S. exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as Audit and Risk Committee, whose members as of December 31, 2019 are Ms. Monsellato, as Chairman, Mr. Steen, and Ms. Odedra. Our Supervisory Board has determined that Ms. Monsellato is an audit committee financial expert, as such term is defined under U.S. securities laws, and independent, as such term is defined under the U.S. securities laws and the NYSE rules and regulations.
ITEM 16B.    CODE OF ETHICS
We have adopted a code of conduct that applies to our directors, officers, employees and certain persons performing similar functions. A copy of our code of conduct is available on our website at www.euronav.com.  We will also provide a hard copy of our code of conduct free of charge upon written request of a shareholder.
Shareholders may also request a copy of our code of conduct at no cost, by writing or telephoning us at the following address:
Euronav NV
De Gerlachekaai 20, 2000 Antwerpen
Belgium
Telephone: 011-32-3-247-4411

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants for the years ended December 31, 2019 and 2018 were KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises   CVBA (KPMG). The following table sets forth the fees related to audit, tax and other services provided by KPMG.

(in U.S. dollars)	December 31, 2019	December 31, 2018
Audit fees	965,016	1,006,077
Audit-related fees	—	313,180
Taxation fees	728	6,180
All other fees	20,151	10,076
Total	985,895	1,335,513
Audit Fees
Audit fees are fees billed for the audit of our annual financial statements or for services that are normally provided by our independent audit firms in connection with our statutory and regulatory filings and engagements (as applicable) services that provide assurance on the fair presentation of financial statements and generally encompass the following specific elements:

•	An audit opinion on our consolidated financial statements;

•	An audit opinion on the statutory financial statements of individual companies within our consolidated group of companies, where legally required;

•	A review opinion on interim financial statements; and

•	In general, any opinion assigned to the statutory auditor by local legislation or regulations.

Audit-Related Fees
Audit-related fees are fees not included in Audit Fees for assurance or other related work traditionally provided to us by our independent external audit firms in their role as statutory auditors and which are reasonably related to the performance of the audit or review of our financial statements. These services generally include, among others, audits of employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation, work performed in connection with registration statements such as due diligence procedures or issuances of comfort letters and consultation concerning financial accounting and reporting standards. usually result in a certification or specific opinion on an investigation or specific procedures applied, and include opinion/audit reports on information provided by us at the request of a third party (for example, prospectuses, comfort letters).
Tax Fees
Tax fees in 2019 and 2018 were related to tax compliance services.
ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

2019	Total number of shares purchased	Average Price Paid per share in €	Total Price Paid in €	Average Price Paid per share in $	Total Price Paid in $
January 2, 2019	30,000	6.1494	184,482	7.3373	220,118
January 3, 2019	55,000	6.3824	351,032	7.3373	403,549
January 4, 2019	80,000	6.5228	521,824	7.3373	586,981
January 7, 2019	75,000	6.6106	495,795	7.7317	579,878
January 8, 2019	70,000	6.7213	470,491	7.7317	541,220
January 9, 2019	120,000	6.8265	819,180	7.7317	927,805
January 10, 2019	123,000	6.8153	838,282	7.7317	951,001
January 11, 2019	70,000	6.6990	468,927	7.7317	541,220
January 14, 2019	77,000	6.5891	507,364	7.6548	589,420
January 15, 2019	65,000	6.7261	437,197	7.6548	497,563
January 16, 2019	64,143	6.7598	433,594	7.6548	491,003
January 18, 2019	45,000	6.7807	305,130	7.7639	349,374
February 4, 2019	53,000	6.7988	360,335	7.8493	416,011
February 5, 2019	54,529	6.9467	378,797	7.8493	428,012
February 6, 2019	30,300	6.9921	211,860	7.8493	237,833
February 7, 2019	105,000	6.8251	716,632	7.8493	824,172
February 8, 2019	105,000	6.7518	708,942	7.8493	824,172
February 11, 2019	80,000	6.7583	540,660	7.9230	633,836
February 12, 2019	105,000	6.9651	731,334	7.9230	831,910
February 13, 2019	32,335	6.9811	225,733	7.9230	256,189
February 14, 2019	10,264	6.9959	71,806	7.9230	81,321
February 15, 2019	1,500	7.0000	10,500	7.9230	11,884
February 19, 2019	971	7.0000	6,797	8.0319	7,799
February 21, 2019	94,229	6.9914	658,796	8.0319	756,835
February 25, 2019	80,000	6.9673	557,385	7.9297	634,378
February 26, 2019	100,000	6.9545	695,455	7.9297	792,972
February 27, 2019	80,000	6.9123	552,987	7.9297	634,378
February 28, 2019	100,000	6.9479	694,787	7.9297	792,972
March 7, 2019	122,000	6.9391	846,570	7.9177	965,964
March 8, 2019	100,872	6.9315	699,192	7.9177	798,678
March 11, 2019	3,500	6.9233	24,232	7.9037	27,663
June 20, 2019	55,000	7.8017	429,091	8.7809	482,952
June 21, 2019	25,000	7.9263	198,157	8.7809	219,524
June 21, 2019	45,000	7.9350	357,075	8.7809	395,143
June 24, 2019	50,000	7.8901	394,505	9.0217	451,086
June 25, 2019	80,000	7.8671	629,365	9.0217	721,738
June 26, 2019	50,000	7.9159	395,795	9.0217	451,086
June 27, 2019	2,000	7.9856	15,971	9.0217	18,043
June 28, 2019	26,000	8.2048	213,325	9.0217	234,565
July 1, 2019	91,500	8.3463	763,686	9.4693	866,442
July 1, 2019	8,500	8.3800	71,230	9.4693	80,489
July 2, 2019	105,000	8.2942	870,891	9.4693	994,277
June 19, 2019 *	103,736	N/A	N/A	8.4317	874,671
June 20, 2019 *	103,736	N/A	N/A	8.8982	923,064
June 21, 2019 *	103,736	N/A	N/A	8.9777	931,311

June 24, 2019 *	104,584	N/A	N/A	8.9484	935,859
June 25, 2019 *	102,770	N/A	N/A	8.9384	918,599
June 26, 2019 *	104,584	N/A	N/A	9.0659	948,148
June 27, 2019 *	94,295	N/A	N/A	9.2364	870,946
June 28, 2019 *	104,583	N/A	N/A	9.393	982,348
July 1, 2019 *	107,824	N/A	N/A	9.4563	1,019,616
July 2, 2019 *	107,824	N/A	N/A	9.3603	1,009,265
Total	3,708,315				30,965,283
* shares purchased on the NYSE in USD.
ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.
ITEM 16G.    CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a Belgian company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE rules and regulations.  Set forth below is a list of what we believe to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE rules and regulations.
Independence of Directors.    The NYSE requires that a U.S. listed company maintain a majority of independent directors. Our Supervisory Board currently consists of six members, five of which are considered "independent" according to NYSE's standards for independence. However, as permitted under Belgian law, our Supervisory Board may in the future not consist of a majority of independent members.
Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Belgian law, closed sessions of our Supervisory Board comprise both independent and non-independent Supervisory Board members.
Compensation Committee and Nominating/Corporate Governance Committee.    The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors. As permitted under Belgian law, our Remuneration Committee, unlike the Company's Corporate Governance and Nomination Committee, does not currently, and may not in the future, consist entirely of independent members. Nevertheless, in accordance with Belgian corporate law and corporate governance standards, both Committees must at all times maintain a majority of independent members (in accordance with Belgian independence standards).
Audit Committee.    The NYSE requires, among other things, that a listed U.S. company have an audit committee comprised of a minimum of three directors, who are all independent. Under Belgian law, our Audit and Risk Committee need not be comprised of three entirely independent members, but it must at all times count among its members at least one independent member (in accordance with Belgian independence standards). Although we are not required to do so under the NYSE rules and Rule 10A-3 under the Exchange Act, our Audit and Risk Committee is currently comprised of three independent members in accordance with the Exchange Act and NYSE rules as well as according to Belgian independence standards.
Corporate Governance Guidelines.    The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines, but we have adopted a corporate governance charter in compliance with Belgian law requirements.
Shareholder Approval of Securities Issuances. The NYSE requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices under the laws of Belgian for authorizing issuances of securities.
Proxies. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements in connection with meetings of the Company’s shareholders as required by U.S. companies under the NYSE listing rules and regulations. As provided in our Coordinated Articles of Association, the designation of a proxy holder by a shareholder will occur as stated in the convening notice for the respective meeting of shareholders. The Supervisory Board of the Company may decide on the form of the proxies and may stipulate that the same be deposited at the place it indicates, within the period it fixes and that no other forms will be accepted.
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

ITEM 19.    EXHIBITS

Exhibit Number	Description

1.1	Coordinated Articles of Association

2.1	Form of Ordinary Share Certificate (1)

2.2	Description of Securities

4.1	Registration Rights Agreement, dated January 28, 2015(2)

4.2	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.3	$200 Million Senior Secured Credit Facility, dated September 7, 2018 (8)

4.4	$700 Million Senior Secured Credit Facility, dated August 28, 2019

4.5	$340.0 Million Senior Secured Credit Facility, dated October 13, 2014 (1)

4.6	Long Term Incentive Plan, dated February 12, 2015 (2)

4.7	$750.0 Million Senior Secured Credit Facility, dated August 19, 2015 (3)

4.8	2016 Long Term Incentive Plan (3)

4.9	Nordic Bond Tap Issue Addendum

4.10	$409.5 Million Senior Secured Credit Facility, dated December 16, 2016. (4)

4.11	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 19, 2018 (8)

4.12	2017 Long Term Incentive Plan (4)

4.13	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated November 12, 2018 (8)

4.14	Side Letter to Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 4, 2019 (8)

4.15	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated February 7, 2019 (8)

4.16	Supplemental Agreement to a $173.5 Million Senior Secured Credit Facility, dated August 7, 2018 (8)

4.17	Supplemental Letter Relating to the $750.0 Million Secured Loan Facility, dated August 30, 2016 (4)

4.18	Co-ordination Deed relating to a $173.5 Million Senior Secured Credit Facility, dated August 9, 2018 (8)

4.19	Notification Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.20	Dealer Accession Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.21	$108.5 Million Senior Secured Credit Facility, dated April 25, 2017 (6)

4.22	Dealer Agreement Relating to a €50 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated June 6, 2017 (6)

4.23	Domiciliary Agency Agreement, dated June 6, 2017 (6)

4.24	Service Contract Concerning the Issue of Dematerialized Treasury Certificates and Certificates of Deposit, dated June 2, 2017 (6)

4.25	Bond Terms for a Senior Unsecured Bond Issue, dated May 30, 2017 (6)

4.26	Agreement regarding the Bond Trustee’s Fees, dated May 30, 2017 (6)

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

4.29	2018 Long Term Incentive Plan (7)

4.30	$173.5 Million Senior Secured Credit Facility, dated March 22, 2018 (7)

4.31	$220 Million Senior Secured Credit Facility, dated March 29, 2018 (7)

4.32	Guarantee, dated March 29, 2018, Relating to $220 Million Senior Secured Credit Facility dated March 29, 2018 (7)

4.33	Supplemental Dealer Agreement relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.34	2018 Transaction Based Incentive Plan (8)

4.35
Side Letter to Supplemental Letter No. 2 dated 4 January 2019 in respect of the change of ownership of m/t “NAUTIC” (renamed “NAUTICA” upon her transfer from the Marshall Islands to the Liberian flag and change of her ownership) from EURONAV TANKERS NV to EURONAV NV

4.36	2019 Longterm Incentive Plan

4.37	2020 Longterm Incentive Plan

4.38	Supplemental Letter No. 3 dated 7 February 2019 in respect of the change of ownership of m/t “SARA” from EURONAV TANKERS NV to EURONAV NV

4.39	Supplemental Letter No. 4 dated 3 May 2019 in respect of the change of ownership of m/t “SANDRA” from EURONAV TANKERS NV to EURONAV NV

4.40	Supplemental Letter No. 5 dated 23 May 2019 in respect of the change of flag of m/t “SIMONE” from Belgian to French flag

4.41	$100 Million Secured Revolving Credit Facility, dated 27 June 2019

8.1	List of Subsidiaries

11.1	Code of Conduct (8)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Statement of Financial Position as of December 31, 2019, 2018 and 2017
(2) Consolidated Statement of Profit or Loss for the years ended December 31, 2019, 2018 and 2017
(3) Consolidated Statement of Comprehensive Income as of December 31, 2019, 2018 and 2017
(4) Consolidated Statements of Changes in Equity as of December 31, 2019, 2018 and 2017
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017
(6) Notes to the Consolidated Financial Statements.

(1)	Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-198625 and incorporated by reference herein.

(2)	Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

(3)	Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.

(4)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

(5)	Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 22, 2017 and incorporated by reference herein.

(6)	Filed as an exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-223039 and incorporated by reference herein.

(7)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.

(8)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURONAV NV

	By:	/s/ Lieve Logghe
Name: Lieve Logghe Title: Chief Financial Officer
Date: April 29, 2020

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
Euronav NV:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Euronav NV and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases effective January 1, 2019 due to the adoption of International Financial Reporting Standard 16 Leases.
Also as discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers effective January 1, 2018 due to the adoption of International Financial Reporting Standard 15 Revenue from Contracts with Customers.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

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
Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators for vessels
As discussed in Note 8 to the consolidated financial statements, the net carrying value of vessels as of December 31, 2019 was $3.2 billion, representing 78% of the Group’s total assets. Vessels include crude oil tankers, floating storage and offloading units (FSOs), and right-of-use assets related to vessels. As discussed in Note 1, at each reporting date, the Group evaluates the carrying value of vessels for impairment at the level of the cash generating unit (CGU), by identifying events or changes in circumstances that indicate the carrying value of these CGUs may not be recoverable.
We identified the assessment of impairment indicators of vessels as a critical audit matter. The Group's evaluation of the existence of impairment indicators considers both internal and external data, such as vessel and crude oil supply and demand trends, and changes in the extent and manner in which vessels are expected to be used. The assessment of the impact of these indicators on each CGU requires a high degree of auditor judgment. This is due to the existence of unobservable information and the unpredictability of global macroeconomic and geopolitical conditions affecting freight rates over the CGU’s useful life.
The primary procedures we performed to address this critical audit matter included the following:

•
We tested the internal control over the assessment of the impact of internal and external impairment indicators, including control activities related to the evaluation of the indicators such as vessel and crude oil supply and demand trends, and changes in the extent and manner in which vessels are expected to be used; and

•
We evaluated the information and assumptions used by the Group in its assessment of the existence of impairment indicators. This was done by comparing information such as vessel and crude oil supply and demand trends, and changes in the extent and manner in which vessels are expected to be used, to historical information, external third-party information such as brokers’ reports and other industry data as well as to internal data.

/s/ Patricia Leleu
KPMG Bedrijfsrevisoren/ Réviseur d’Entreprises
We have served as the Company’s auditor since 2004.
Zaventem, Belgium
April 29, 2020

Consolidated Statement of Financial Position
(in thousands of USD)

	December 31, 2019	December 31, 2018 *
ASSETS
Non-current assets
Vessels (Note 8)	3,177,262	3,520,067
Right-of-use assets (Note 8)	58,908	—
Other tangible assets (Note 8)	2,265	1,943
Intangible assets	39	105
Receivables (Note 10)	71,083	38,658
Investments in equity accounted investees (Note 26)	50,322	43,182
Deferred tax assets (Note 9)	2,715	2,255

Total non-current assets	3,362,594	3,606,210

Current assets
Bunker inventory (Note 11)	183,382	22,261
Non-current assets held for sale (Note 3)	12,705	42,000
Trade and other receivables (Note 12)	308,987	283,465
Current tax assets	221	282
Cash and cash equivalents (Note 13)	296,954	173,133

Total current assets	802,249	521,141

TOTAL ASSETS	4,164,843	4,127,351

EQUITY and LIABILITIES

Equity
Share capital (Note 14)	239,148	239,148
Share premium (Note 14)	1,702,549	1,702,549
Translation reserve	299	411
Hedging reserve (Note 14)	(4,583)	(2,698)
Treasury shares (Note 14)	(45,616)	(14,651)
Retained earnings	420,058	335,764

Equity attributable to owners of the Company	2,311,855	2,260,523

Non-current liabilities
Bank loans (Note 16)	1,173,944	1,421,465
Other notes (Note 16)	198,571	148,166
Other borrowings (Note 16)	107,978	—
Lease liabilities (Note 16)	43,161	—
Other payables (Note 18)	3,809	1,451
Employee benefits (Note 17)	8,094	4,336
Provisions (Note 21)	1,381	4,288

Total non-current liabilities	1,536,938	1,579,706

Current liabilities
Trade and other payables (Note 18)	94,408	87,225
Current tax liabilities	49	41
Bank loans (Note 16)	49,507	138,537
Other borrowings (Note 16)	139,235	60,342
Lease liabilities (Note 16)	32,463	—
Provisions (Note 21)	388	977

Total current liabilities	316,050	287,122

Consolidated Statement of Financial Position
(in thousands of USD)

TOTAL EQUITY and LIABILITIES	4,164,843	4,127,351

* The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. Due to the increased significance of inventory (see accounting policies), the Group has re-presented the comparative information related to bunker inventory to align with the current year presentation. The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
The accompanying notes on page F-12 to F-108 are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss
(in thousands of USD except per share amounts)

	2019	2018 *	2017 *
	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017
Shipping income
Revenue (Note 4)	932,377	600,024	513,368
Gains on disposal of vessels/other tangible assets (Note 8)	14,879	19,138	36,538
Other operating income (Note 4)	10,094	4,775	4,902
Total shipping income	957,350	623,937	554,808

Operating expenses
Voyage expenses and commissions (Note 5)	(144,681)	(141,416)	(62,035)
Vessel operating expenses (Note 5)	(211,795)	(185,792)	(150,427)
Charter hire expenses (Note 5)	(604)	(31,114)	(31,173)
Loss on disposal of vessels/other tangible assets (Note 8)	(75)	(273)	(21,027)
Impairment on non-current assets held for sale (Note 3)	—	(2,995)	—
Depreciation tangible assets (Note 8)	(337,646)	(270,582)	(229,777)
Depreciation intangible assets	(56)	(111)	(95)
General and administrative expenses (Note 5)	(66,890)	(66,232)	(46,868)
Total operating expenses	(761,747)	(698,515)	(541,402)

RESULT FROM OPERATING ACTIVITIES	195,603	(74,578)	13,406

Finance income (Note 6)	20,572	15,023	7,266
Finance expenses (Note 6)	(119,803)	(89,412)	(50,729)
Net finance expenses	(99,231)	(74,389)	(43,463)

Gain on bargain purchase (Note 24)	—	23,059	—
Share of profit (loss) of equity accounted investees (net of income tax) (Note 25)	16,460	16,076	30,082

PROFIT (LOSS) BEFORE INCOME TAX	112,832	(109,832)	25

Income tax benefit (expense) (Note 7)	(602)	(238)	1,358

PROFIT (LOSS) FOR THE PERIOD	112,230	(110,070)	1,383

Attributable to:
Owners of the company	112,230	(110,070)	1,383

Basic earnings per share (Note 14)	0.52	(0.57)	0.01
Diluted earnings per share (Note 14)	0.52	(0.57)	0.01

Weighted average number of shares (basic) (Note 14)	216,029,171	191,994,398	158,166,534
Weighted average number of shares (diluted) (Note 14)	216,029,171	191,994,398	158,297,057

* The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

The accompanying notes on page F-12 to F-108 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income
(in thousands of USD)

	2019	2018 *	2017 *
	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017
Profit/(loss) for the period	112,230	(110,070)	1,383

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset) (Note 17)	(1,223)	120	64

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	(112)	(157)	448
Cash flow hedges - effective portion of changes in fair value (Note 14)	(1,885)	(2,698)	—
Equity-accounted investees - share of other comprehensive income (Note 26)	(720)	(459)	483

Other comprehensive income (expense), net of tax	(3,940)	(3,194)	995

Total comprehensive income (expense) for the period	108,290	(113,264)	2,378

Attributable to:
Owners of the company	108,290	(113,264)	2,378
* The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
The accompanying notes on page F-12 to F-108 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	—	(16,102)	515,665	1,887,956

Profit (loss) for the period	—	—	—	—	—	1,383	1,383
Total other comprehensive income	—	—	448	—	—	547	995
Total comprehensive income	—	—	448	—	—	1,930	2,378

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(44,286)	(44,286)
Equity-settled share-based payment (Note 23)	—	—	—	—	—	313	313
Total transactions with owners	—	—	—	—	—	(43,973)	(43,973)

Balance at December 31, 2017	173,046	1,215,227	568	—	(16,102)	473,622	1,846,361

Balance at January 1, 2018	173,046	1,215,227	568	—	(16,102)	473,622	1,846,361

Adjustment on initial application of IFRS 15 (net of tax)	—	—	—	—	—	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	—	—	—	—	—	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	—	(16,102)	471,877	1,844,616

Profit (loss) for the period	—	—	—	—	—	(110,070)	(110,070)
Total other comprehensive income	—	—	(157)	(2,698)	—	(339)	(3,194)
Total comprehensive income	—	—	(157)	(2,698)	—	(110,409)	(113,264)

Transactions with owners of the company
Issue of ordinary shares related to business combinations (Note 14)	66,102	487,322	—	—	—	—	553,424
Dividends to equity holders	—	—	—	—	—	(22,629)	(22,629)
Treasury shares acquired (Note 14)	—	—	—	—	(3,955)	—	(3,955)
Treasury shares sold (Note 14)	—	—	—	—	5,406	(3,112)	2,294
Equity-settled share-based payment (Note 23)	—	—	—	—	—	37	37
Total transactions with owners	66,102	487,322	—	—	1,451	(25,704)	529,171

Balance at December 31, 2018	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Consolidated Statement of Changes in Equity (Continued)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2019 **	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	—	—	—	—	—	112,230	112,230
Total other comprehensive income / (expense)	—	—	(112)	(1,885)	—	(1,943)	(3,940)
Total comprehensive income / (expense)	—	—	(112)	(1,885)	—	110,287	108,290

Transactions with owners of the company
Dividends to equity holders (Note 14)	—	—	—	—	—	(25,993)	(25,993)
Treasury shares acquired (Note 14)	—	—	—	—	(30,965)	—	(30,965)
Total transactions with owners	—	—	—	—	(30,965)	(25,993)	(56,958)

Balance at December 31, 2019	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855
* The Group initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 was adjusted following the application of IFRS 15 on Revenue Recognition and IFRS 9 on Financial Instruments.

** The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

The accompanying notes on page F-12 to F-108 are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
(in thousands of USD)

	2019	2018 *	2017 *
	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017
Cash flows from operating activities
Profit (loss) for the period	112,230	(110,070)	1,383

Adjustments for:	405,823	289,311	225,527
Depreciation of tangible assets (Note 8)	337,646	270,582	229,777
Depreciation of intangible assets	56	111	95
Impairment on non-current assets held for sale (Note 3)	—	2,995	—
Provisions	(448)	(42)	(160)
Income tax (benefits)/expenses (Note 7)	602	239	(1,358)
Share of profit of equity-accounted investees, net of tax (Note 26)	(16,460)	(16,076)	(30,082)
Net finance expenses (Note 6)	99,231	74,389	43,463
(Gain)/loss on disposal of assets (Note 8)	(14,804)	(18,865)	(15,511)
Equity-settled share-based payment transactions (Note 5)	—	37	313
Amortization of deferred capital gain	—	(1,000)	(1,010)
Gain on bargain purchase (Note 25)	—	(23,059)	—

Changes in working capital requirements	(165,419)	(114,533)	22,083
Change in cash guarantees	(34)	33	(52)
Change in inventory (Note 11)	(161,121)	(22,261)	—
Change in receivables from contracts with customers (Note 12)	(41,001)	(23,589)	5,938
Change in accrued income (Note 12)	(3,051)	(6,393)	(1,499)
Change in deferred charges (Note 12)	(2,078)	18,848	(3,648)
Change in other receivables (Note 10-12)	22,393	(77,876)	28,773
Change in trade payables (Note 18)	6,471	(8,181)	1,165
Change in accrued payroll (Note 18)	(2,282)	(11,000)	1,014
Change in accrued expenses (Note 18)	3,473	18,839	(6,727)
Change in deferred income (Note 18)	10,028	(2,265)	(3,726)
Change in other payables (Note 18)	(806)	(1,304)	18
Change in provisions for employee benefits (Note 17)	2,589	616	827

Income taxes paid during the period	(993)	(67)	11
Interest paid (Note 6-19)	(98,852)	(67,209)	(39,595)
Interest received (Note 6-12)	6,602	3,409	636
Dividends received from equity-accounted investees (Note 26)	12,600	—	1,250

Net cash from (used in) operating activities	271,991	841	211,295

Acquisition of vessels (Note 8)	(7,024)	(237,476)	(176,687)
Proceeds from the sale of vessels (Note 8)	86,235	26,762	96,880
Acquisition of other tangible assets and prepayments (Note 8)	(1,015)	(588)	(1,203)
Acquisition of intangible assets	(14)	(1)	(11)
Proceeds from the sale of other (in)tangible assets	30	—	29
Loans from (to) related parties (Note 26)	(31,713)	134,097	40,750
Acquisition of subsidiaries or from business combinations, net of cash acquired (Note 25)	—	126,288	—
Purchase of shares in equity-accounted investees	(4,000)	—	—
Proceeds from sale of subsidiaries (Note 25)	—	140,960	—
Lease payments received from finance leases	1,251	—	—

Net cash from (used in) investing activities	43,750	190,042	(40,242)

(Purchase of) Proceeds from sale of treasury shares (Note 14)	(30,965)	(1,661)	—
Proceeds from new borrowings (Note 16)	1,099,701	983,882	526,024
Proceeds from sale and leaseback (Note 16)	124,425	—	—
Repayment of borrowings (Note 16)	(1,318,398)	(1,115,894)	(710,993)
Repayment of lease liabilities (Note 16)	(30,214)	—	—
Transaction costs related to issue of loans and borrowings (Note 16)	(9,721)	(3,849)	(5,874)
Dividends paid (Note 14)	(26,015)	(22,643)	(44,133)

Net cash from (used in) financing activities	(191,187)	(160,165)	(234,976)

Consolidated Statement of Cash Flows
(in thousands of USD)

Net increase (decrease) in cash and cash equivalents	124,554	30,718	(63,923)

Net cash and cash equivalents at the beginning of the period (Note 13)	173,133	143,648	206,689
Effect of changes in exchange rates	(733)	(1,233)	882

Net cash and cash equivalents at the end of the period (Note 13)	296,954	173,133	143,648
of which restricted cash	—	79	115
* The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. Due to the increased significance of inventory (see accounting policies), the Group has re-presented the comparative information related to bunker inventory to align with the current year presentation.

The accompanying notes on page F-12 to F-108 are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Notes to the consolidated financial statements for the year ended December 31, 2019

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 1 - Significant accounting policies

1.	Reporting Entity
Euronav NV (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and joint ventures.

Euronav NV is a fully-integrated provider of international maritime shipping and offshore services engaged in the transportation and storage of crude oil. The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry; Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name “Euronav” in 1989 when it was initially formed as the international tanker subsidiary of CNN. Euronav NV merged in 2018 with Gener8 Maritime, Inc, which became a wholly-owned subsidiary of Euronav NV. Through the merger Euronav NV has an operating fleet of more than 70 tankers and is a leading independent large crude tanker operator in the world.

Euronav NV charters its vessels to leading international energy companies. The Company pursues a chartering strategy of primarily employing its vessels on the spot market, including through the Tankers International (TI) Pool and also under fixed-rate contracts and long-term time charters, which typically include a profit sharing component.

A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, the Company pays voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenues generated by the Company in the spot market are less predictable, the Company believes their exposure to this market provides them with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. The Company principally employs and commercially manages their VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other third-party shipowners with vessels of similar size and quality participate along with the Company. The Company participated in the formation of the TI Pool in 2000 to allow themselves and other TI Pool participants to gain economies of scale, obtain increased cargo flow of information, logistical efficiency and greater vessel utilization.

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

The Group currently deploys its two FSOs as floating storage units under service contracts with North Oil Company, in the offshore services sector.

2.	Basis of accounting
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
This is the first set of the consolidated financial statements in which IFRS 16 Leases has been applied. Changes in significant accounting policies are described in policy 6. All other accounting policies have been consistently applied for all periods presented in the consolidated financial statements unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2020.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

3.    Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments are measured at fair value

•	Non-current assets held for sale are recognized at fair value less cost of disposal if it is lower than their carrying amount
4.    Functional and presentation currency
The consolidated financial statements are presented in USD, which is the Company's functional and presentation currency. All financial information presented in USD has been rounded to the nearest thousand except when otherwise indicated.
5.    Use of estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Group's accounting policies and the reported amounts of assets and liabilities, income and expenses.
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
A.    Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:

•	Note 8 – Impairment;

•	Note 25 - Business Combination and

•	Note 20 - Lease term: whether the Group is reasonably certain to exercise renewal, termination, purchase options.
B.    Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts in the next financial years is included in the following notes:

•	Note 8 – Impairment test: key assumptions underlying the recoverable amount;
•Note 9 - Measurement of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and
•     Note 20 - Leases: key assumptions underlying the lease liability and right-of-use asset, e.g. lease term, lease payments and estimate on residual value guarantee.

Measurement of fair values
A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the CFO.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

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
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.as prices) or indirectly (i.e. derived from prices).

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
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 3 - Assets and liabilities held for sale and discontinued operations;

•	Note 19 - Financial instruments and

•	Note 23 - Share-based payment arrangements
6.    Changes in accounting policies
The Group initially applied IFRS 16 Leases from 1 January 2019. A number of other new standards are also effective from 1 January 2019 but they do not have a material effect on the consolidated financial statements.
– Annual Improvements to IFRS Standards 2015-2017 Cycle
– Amendments to IAS 19: Plan Amendment, Curtailment of Settlement
– IFRIC 23 Uncertainty over Income Tax Treatments
– Amendments to IFRS 9: Prepayment Features with Negative Compensation
– Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures
The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at 1 January 2019. Accordingly, the comparative information presented for 2018 is not restated - i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in IFRS 16 have not been applied to comparative information. The Group initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 was adjusted following the application of IFRS 15 on Revenue Recognition and IFRS 9 on Financial Instruments.
A.    Definition of a lease
Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after 1 January 2019.
B.    As a lessee
As a lessee, the Group leases primary vessels under bare boat charters, office rental and company cars. The Group previously classified these leases as operating leases (not as finance lease) under IAS 17 based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognizes right-of-use assets, representing its right to use the underlying assets, and lease liabilities, representing its obligation to make lease payments, for most of these leases - i.e. these leases are on-balance sheet.
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price.
Previously, the Group classified these leases as operating leases under IAS17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group's incremental borrowing rate (see policy 5D). Right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
The Group tested its right-of-use assets for impairment on the date of transition. The onerous contract practical expedient was applied at transition date.
On transition to IFRS 16, the Group elected to apply practical expedients. In particular, the Group did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application and did not recognize right-of-use assets and liabilities for leases of low value assets (e.g. IT equipment). Accordingly, those lease payments were recognized as an expense and there was no impact on transition. The practical expedients regarding hindsight, discount rate, and no initial direct costs were not used.
Lease and non-lease components in the contracts are separated.
C.    As a lessor
The Group leases out some of its vessels under long-term time charter agreements and a number of vessels are employed in the TI Pool under floating time charter agreements. Furthermore the Group subleases office space to third parties in certain leased offices of Euronav UK and Euronav MI II Inc (formerly Gener8 Maritime Inc.).

The floating time charter agreements under which vessels are employed by the TI Pool no longer meets the definition of a lease under IFRS 16 and accordingly are accounted for under IFRS 15 Revenue from Contracts with Customers since January 1, 2019. This did not have a material impact on the Group’s consolidated revenue.

For certain vessels employed under long-term time charter agreements, the adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. This did not have a material impact for the Group.

The Group sub-leases some of its properties. Under IAS 17, the head lease and sub-lease contracts were classified as operating leases. The Group assessed the classification of the sub-lease contracts with reference to the right-of-use asset rather than the underlying asset, and concluded that they are finance leases under IFRS 16. For the sub-lease contracts that qualify as finance lease, the right of use asset related to the head lease was derecognized and a lease receivable relating to the sublease was recognized. The lease liability from the head lease continued to be recognized.

Generally, the accounting policies applicable to the Group as a lessor in the comparative period were not different from
IFRS 16 except for the classification of the sub-lease that resulted in a finance lease classification.

D.    Impact on financial statements
On transition to IFRS 16, the Group, as a lessee, recognized additional right-of-use assets and additional lease liabilities, recognizing the difference in retained earnings at January 1, 2019. The impact on transition is summarized below.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

(in million of USD)	January 1, 2019

Retained earnings	—
Right-of-use assets	87.6
Lease receivables	11.4
Lease liabilities	105.3

The right-of-use assets were reduced by $11.4 million which represents the lease receivables related to the subleases that qualify as finance lease under IFRS 16, by $3 million related to a deferred gain on a previous sale-and-leaseback transaction and by $3.2 million related to onerous lease contracts. The adoption of IFRS 16 did not have an impact on retained earnings as of January 1, 2019.

For the impact of IFRS 16 on profit or loss for the period, see Note 20. For the impact of IFRS 16 on segment information, see Note 2. For the details of accounting policies under IFRS 16 and IAS17, see accounting policy 19.

When measuring lease liabilities for leases as a lessee that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at 1 January 2019. The weighted-average rate applied is 6% and was determined by country and by term of the leases and take into account the Company‘s credit profile.

(in thousands of USD)	January 1, 2019

Operating lease commitments at 31 December 2018 as disclosed under IAS 17	120,304
- Recognition exemption for leases with less than 12 months of lease term at transition	(40)
- Separation of non-lease component	(761)
Lease liabilities, not discounted	119,503
Discount effect	(14,235)
Lease liabilities recognized at January 1, 2019	105,268

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, the Group recognized $58.9 million of right-of-use assets and $75.6 million of lease liabilities as at December 31, 2019. Also in relation to those leases under IFRS 16, the Group has recognized $(29.3) million depreciation charges and $(4.8) million interest expenses, instead of operating (lease) expenses.

7.    Basis of Consolidation
7.1.    Business Combinations
Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
For acquisitions the Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus
•the recognized amount of any non-controlling interests in the acquiree; plus if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

7.2.    Non-controlling interests (NCI)
NCI are measured at their proportionate share of the acquiree's identifiable net assets at the date of acquisition. Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
7.3.    Subsidiaries
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
7.4.    Loss of control
On the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as a Fair Value through Other Comprehensive Income ("FVOCI") or Fair Value through Profit or Loss ("FVTPL") financial asset depending on the level of influence retained.
7.5.    Interests in equity-accounted investees
The Group’s interests in equity-accounted investees comprise interest in associates and joint ventures.

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which significant influence or joint control ceases.

Interests in associates and joint ventures include any long-term interests that, in substance, form part of the Group’s investment in those associates or joint ventures and include unsecured shareholder loans for which settlement is neither planned nor likely to occur in the foreseeable future, which, therefore, are an extension of the Group’s investment in those associates and joint ventures. The Group’s share of losses that exceeds its investment is applied to the carrying amount of those loans. After the Group’s interest is reduced to zero, a liability is recognized to the extent that the Group has a legal or constructive obligation to fund the associates’ or joint ventures’ operations or has made payments on their behalf.

7.6.    Transactions eliminated on consolidation

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

8.    Foreign currency

8.1.    Foreign currency transactions

Transactions in foreign currencies are translated to USD at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to USD at the foreign exchange rate applicable at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign exchange differences arising on translation are generally recognized in profit or loss. However, foreign currency differences arising from the translation of the following items are recognized in OCI:

•	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and

•	qualifying cash flow hedges to the extent that the hedges are effective.
8.2.    Foreign operations
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
9.    Financial Instruments

Recognition and initial measurement

Trade receivables, debt securities issued and subordinated liabilities are initially recognized when they are originated. All other financial assets and financial liabilities (including liabilities designated as at FVTPL) are initially recognized on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component which is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue.

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

9.1.    Financial assets

Classification and subsequent measurement

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objectives is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, 'principal' is defined as the fair value of the financial asset on initial recognition. 'Interest' is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases the transferred assets are not derecognized. Any interest in such transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

9.2.    Financial liabilities

Classification and subsequent measurement

Financial liabilities are classified as measured at amortized cost or FVTPL.
A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gains or loss on derecognition is also recognized in profit or loss.

Derecognition

The Group derecognizes a financial liability when its contractual obligations are discharged, canceled, or expired. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid
(including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, and trade and other payables.
Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

9.3.    Derivative financial instruments

Derivative financial instruments and hedge accounting

The Group from time to time may enter into derivative financial instruments to hedge its exposure to market fluctuations, foreign exchange and interest rate risks arising from operational, financing and investment activities.

Derivative are initially measured at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, derivatives are remeasured at fair value, and changes therein are generally recognized in profit or loss.

The group designated certain derivatives as hedging instruments to hedge the variability in cash flows.

The Group ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and apply a more qualitative and forward looking approach in assessing hedge effectiveness. On initial designation of the derivative as hedging instrument, the Group formally documents the economic relationship between the hedging instrument(s) and hedged item(s), including the risk management objective(s) and strategy for undertaking the hedge. The Group also documents the methods that will be used to assess the effectiveness of the hedging relationship and makes an assessment whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge is designated.

On an ongoing basis, the Group assesses whether the hedge relationship continues and is expected to continue to remain highly effective using retrospective and prospective quantitative and qualitative analysis.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

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

9.4.    Share capital
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

9.5.    Compound financial instruments
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

10.    Goodwill and intangible assets
10.1.    Goodwill
Goodwill that arises on the acquisition of subsidiaries is presented as an intangible asset. For the measurement of goodwill at initial recognition, refer to accounting policy 6.
After initial recognition goodwill is measured at cost less accumulated impairment losses, refer to accounting policy 11. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity accounted investee as a whole.
10.2.    Intangible assets
Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and impairment losses, refer to accounting policy 11.
The cost of an intangible asset acquired in a separate acquisition is the cash paid or the fair value of any other consideration given. The cost of an internally generated intangible asset includes the directly attributable expenditure of preparing the asset for its intended use.
10.3.    Subsequent expenditure
Subsequent expenditure on intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates and its cost can be measured reliably. All other expenditure is expensed as incurred.
10.4.    Amortization
Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives are as follows:

•	Software: 3 - 5 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
11.    Vessels, property, plant and equipment
11.1.    Owned assets
Vessels and items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses, refer to accounting policy 11.
Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of assets includes the following:
•The cost of materials and direct labor;
•Any other costs directly attributable to bringing the assets to a working condition for their intended use;
•When the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
•Capitalized borrowing costs.
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment, refer to accounting policy 11.6.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

11.2.    Assets under construction
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
11.3.    Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other expenditure is recognized in the consolidated statement of profit or loss as an expense as incurred.
11.4.    Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.
11.5.    Depreciation
Depreciation is charged to the consolidated statement of profit or loss on a straight-line basis over the estimated useful lives of vessels and items of property, plant and equipment. The right-of-use asset is depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the basis of those of property and equipment (refer to accounting policy 18). Land is not depreciated.

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
11.6.    Dry-docking – component approach
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in dry-dock. Components installed during dry-dock with a useful life of more than 1 year are depreciated over their estimated useful-life.

12.    Impairment
12.1.    Non-derivative financial assets
The impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI.

The financial assets at amortized cost consist of trade and other receivables, cash and cash equivalents and non-current receivables.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

Under IFRS 9, loss allowances are measured on either of the following bases:

•	12-month 'expected credit loss' (ECL): these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables are measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group's historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 180 days past due. The financial assets that are more than 180 days past due, which mainly relates to demurrage and TI pool outstandings, are followed up closely and as long as their collection is highly probable, they are not considered in default.

The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held).

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P. Derivatives are entered into with banks and financial institution counterparties, which are rated Ato AA+, based on rating agency S&P.

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

Presentation of allowance for ECL

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The impairment loss on trade receivable has been presented in 'general and administrative expenses'.

For debt securities at FVOCI, the loss allowance is recognized in OCI, instead of being recorded in the statement of profit or loss.

Impairment losses on other financial assets are not presented separately in the statement of profit or loss and OCI, because the amount is not material. It has been presented as part of the line 'finance expenses'.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group calculates the ELC on trade and other receivables based on actual credit loss experience over the past 10 years taking into account reasonable and supportable forecast of future economic conditions.

12.2    Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets (refer to accounting policy 21), inventory and contract assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU’s. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or CGU is the greater of its fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Future cash flows are based on current market conditions, historical trends as well as future expectations.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

An impairment loss recognized for goodwill shall not be reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Tankers

The Group analyzes the following internal and external indicators are reviewed to assess whether tankers might be impaired:

•	the obsolescence or physical damage of an asset;

•	significant changes in the extent or manner in which vessels are (or are expected to be) used that have (or will have) an adverse effect on the entity;

•	plans to dispose of assets before the previously expected date of disposal;

•	indications that the performance of a CGU is, or will be, worse than expected;

•	significant increases in cash flows for acquiring, operating or maintaining vessels that are significantly higher than originally budgeted;

•	net cash flows or operating profits that are lower than originally budgeted;

•	net cash outflows or operating losses;

•	market capitalization below net asset value;

•	a significant and unexpected decline in market value of vessels;

•	significant adverse effects in the technological, market, economic, legal and regulatory environment;

•	increases in market interest rates.

Euronav defines its cash generating unit as a single vessel, unless such vessel is operated in a profit-sharing pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit.

When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Group performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. In assessing value in use, assumptions are made regarding forecast charter rates, using the weighted average of past and ongoing shipping cycles including management judgment for the ongoing cycle and for the weighting factors applied, the weighted average cost of capital ('WACC'), the useful life of the vessels (20 years for tankers) and a residual value. After careful consideration of the trends in the shipping industry, the Group elected to retain residual values for its vessels equal to zero.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

Although management believes that its process to determine the assumptions used to evaluate the carrying amount of the assets, when required, are reasonable and appropriate, such assumptions are subject to judgment. Management is assessing continuously the resilience of its projections to the business cycles that can be observed in the tankers market, and concluded that a business cycle approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgment, analyst reports and past experience.

FSOs

In the context of the valuation of the Group's investments in the respective joint ventures, the Group also reviews internal and external indicators, similar to the ones used for tankers, to assess whether the FSOs might be impaired. When events and changes in circumstances indicate that the carrying amount of the assets might not be recovered, the Group performs an impairment test on the FSO vessels owned by TI Asia Ltd and TI Africa Ltd, based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, assumptions are made regarding forecast charter rates, weighted average cost of capital ('WACC'), the useful life of the FSOs (25 years) and a residual value. After careful consideration of the trends in the shipping industry, the Group elected to retain residual values for its vessels equal to zero.

The value in use calculation for FSOs, when required, is based on the remaining useful life of the vessels as of the reporting date, and forecast charter rates are determined using fixed daily rates as well as management's best estimate of daily rates for future unfixed periods. The FSO Asia and the FSO Africa are on a five years timecharter contract to North Oil Company, the operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & gas Limited and Total E&P Golfe Limited, until July 22, 2022 and September 22, 2022, respectively.

13.    Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets or disposal group are measured at the lower of their carrying amount and fair value less cost of disposal. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

14.    Bunker inventory

The Group has been purchasing compliant bunker fuel for future use by its vessels. Bunkers are presented as inventory and are accounted for on a weighted average basis. The cost of inventories comprises of the purchase price, fuel inspection costs and transport and handling costs. The effective portion of the change in fair value of derivatives designated as cash flow hedges of the underlying price index between the date of purchase and the date of delivery is also recognized as an inventory cost. The ineffective portion of the change in fair value of these derivatives is recognized directly in profit or loss.

The inventory is accounted for at the lower of cost and net realizable value with cost being determined on a weighted average basis.

Bunker expenses are recognized in profit or loss upon consumption.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

15.    Employee benefits

15.1.    Defined contribution plans

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

15.2.    Defined benefit plans
The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

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

15.3.    Other long term employee benefits

The Group’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit rated bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the currency in which the benefits are expected to be paid. Remeasurements are recognized in profit or loss in the period in which they arise.

15.4.    Termination benefits

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

15.5.    Short-term employee benefit

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

15.6.    Share-based payment transactions

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

The fair value of the amount payable to beneficiaries in respect of “phantom stock unit” grants, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the beneficiaries become unconditionally entitled to payment. The fair value of the Transaction Based Incentive Plan is being determined by using a binomial model with cost being spread of the expected vesting period over the various tranches. The fair value of the Long term incentive plan is remeasured at each reporting date and at settlement based on the fair value of the phantom stock units. Any changes in the liability are recognized in profit or loss.

16.    Provisions
A provision is recognized when the Group has a legal or constructive obligation that can be estimated reliably, as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. The provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

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

17.    Revenue
17.1.    Pool Revenues
Aggregated revenue recognized on a daily basis from vessels operating on voyage charters in the spot market and on contract of affreightment (“COA”) within the pool is converted into an aggregated net revenue amount by subtracting aggregated voyage expenses (such as fuel and port charges) from gross voyage revenue. These aggregated net revenues are combined with aggregated floating time charter revenues to determine aggregated pool Time Charter Equivalent revenue (“TCE”). Aggregated pool TCE revenue is then allocated to pool partners in accordance with the allocated pool points earned for each vessel that recognizes each vessel’s earnings capacity based on its cargo, capacity, speed and fuel consumption performance and actual on hire days. The TCE revenue earned by our vessels operated in the pools is equal to the pool point rating of the vessels multiplied by time on hire, as reported by the pool manager.

Revenue from the floating time charter agreements under which vessels are employed by the TI Pool is accounted for under IFRS 15 Revenue from Contracts with Customers.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

17.2.    Time - and Bareboat charters

As a lessor, the Group leases out some of its vessels under time charters and bareboat charters, refer to accounting policy 19. Lessors shall classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise a lease is classified as an operating lease.

Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed (refer to accounting policy 19.A.2). IFRS 16 requires the Group to separate lease and non-lease components, with the lease component qualifying as operating lease under IFRS16 and the service components accounted for under IFRS 15.

17.3.    Spot voyages

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

When our vessels cannot start or continue performing its obligation due to other factors such as port delays, a demurrage is paid. The applicable demurrage rate is stipulated in the contract. Demurrage which occurs at the discharge port is recognized as incurred. As demurrage is often a commercial discussion between Euronav and the charterer, the outcome and total compensation received for the delay is not always certain. As such, Euronav only recognizes the revenue which is highly probable to be received. No revenue is recognized if the collection of the consideration is not highly probable. The amount of revenue recognized is estimated based on historical data. The Group updates its estimate on an annually basis.

Payment is typically done at the end of the voyage. There is no specific financing component.

18.    Gain and losses on disposal of vessels
In view of their importance the Group reports capital gains and losses on the sale of vessels as a separate line item in the consolidated statement of profit or loss. For the sale of vessels, transfer of control usually occurs upon delivery of the vessel to the new owner.
19.    Leases
The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.
A.     Policy applicable from 1 January 2019
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.
The policy is applied to contracts entered into, on or after 1 January 2019
1.    As a lessee
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at the amount equal to the lease liability adjusted by initial direct costs incurred by the lessee. Adjustments may also be required for any payments made at or before the commencement date and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
After lease commencement, the Group measures the right-of-use asset using a cost model, namely at cost less accumulated depreciation and accumulated impairment. The right-of-use asset is subsequently depreciated using the straight-line method, refer to accounting policy 10.5. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The lessee's incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources (e.g. World office yield rate) and makes certain adjustments to reflect the terms of the lease and type of the asset leased or by calculating the weighted average of the cost of secured debt and unsecured debt.
Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments;

-	variable lease payments that depend on an index or a rate;

-	amounts expected to be payable under a residual value guarantee and

-
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether the purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.
The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the profit or loss if the carrying amount of the right-to-use asset has been reduced to zero.
Lease and non-lease components in the contracts are separated.
Short-term leases and leases of low-value assets
The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
2.    As a lessor
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance or operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
If the lease qualifies as an operating lease, e.g. time charter out, the leased asset remains on the balance sheet of the lessor and continues being depreciated. The adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of 'revenue' (refer to accounting policy 17.2.) Payments related to service component made under operating leases are also recognized in the income statement over the term of the lease.
The Group sub-leases some of its properties. The sub-lease contracts are classified as finance leases under IFRS 16. For these sub-lease, the right-of-use asset related to the head lease was derecognized and a lease receivable, at an amount equal to the net investment, relating to the sublease is recognized. Subsequently the Group recognizes finance income over the lease term of a finance lease, based on a pattern reflecting a constant periodic rate of return on the net investment and if applicable impairment losses on lease receivable.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

B.    Policy applicable before 1 January 2019
For contracts entered into before 1 January 2019, the Group determined whether the arrangement was or contained a lease.
1.    As a lessee
Leases in terms of which the Group assumes substantially all of the risks and rewards of ownership were classified as finance leases. Vessels, property, plant and equipment acquired by way of finance lease was stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy 11). Lease payments were accounted for as described in accounting policy 19.A.1. Other leases are operating leases and were not recognized in the Group’s statement of financial position.
2.    As a lessor
Payments received under operating leases were recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease. Minimum lease payments made under finance leases were apportioned between the finance expense and the reduction of the outstanding liability. The finance expense were allocated to each period during the lease term so as to produce a constant period rate of interest on the remaining balance of the liability.
20.    Finance income and finance cost
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in the consolidated statement of profit or loss (refer to accounting policy 8).
The 'effective interest rate' is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:
•    the gross carrying amount of the financial asset; or
•    the amortized cost of the financial liability.
In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability.
Interest income is recognized in the consolidated statement of profit or loss as it accrues, taking into account the effective yield on the asset. Dividend income is recognized in the consolidated statement of profit or loss on the date that the dividend is declared. Interest income related to finance lease for the subleases is also recognized in the consolidated statement of profit or loss. as a finance income.
The interest expense component of lease liabilities is recognized in the consolidated statement of profit or loss using the effective interest rate method.
21.    Income tax
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In application of an IFRIC agenda decision on IAS 12 Income taxes, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the income statement but is shown as an administrative expense under the heading Other operating expenses. In accordance to IFRIC 23 the Group assesses whether there is any uncertainty over Income Tax Treatments. The amount is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes.

22.    Segment reporting
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

23.    Discontinued operations
A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of profit or loss is represented as if the operation had been discontinued from the start of the comparative period.

24.    New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December, 2019, and have not been applied in preparing these consolidated financial statements:

Amendment to IFRS 3 Business Combinations, issued on 22 October 2018, provides more guidance on the definition of a business. The amendment includes an election to use a concentration test. This is a simplified assessment that will result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If one does not apply the concentration test, or the test is failed, then the assessment focuses on the existence of substantive processes. The amendment applies to businesses acquired in annual periods beginning on or after 1 January 2020 with earlier application permitted.

Amendments to IAS 1 and IAS 8: Definition of Material was issued on 31 October 2018 clarifying the definition of ‘Material’ and aligning the definition of ‘material’ across the standards. The new definition states that “information is considered material, if omitting, misstating or obscuring it could reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements, which provide information about a specific reporting entity”. The amendments clarify that materiality will depend on the nature or magnitude of information. The amendments are effective prospectively for annual periods beginning on or after 1 January 2020 with earlier application permitted.

On 29 March 2018, the IASB has issued Amendments to References to the Conceptual Framework in IFRS Standards (Amendments to CF). The Conceptual Framework sets out the fundamental concepts of financial reporting that guides the Board in developing IFRS Standards. It helps to ensure that the Standards are conceptually consistent and that similar transactions are treated the same way, providing useful information for investors and others. The Conceptual Framework also assists companies in developing accounting policies when no IFRS Standard applies to a particular transaction; and it helps stakeholders to understand the Standards better. Key changes include:

–	Increasing the prominence of stewardship in the objective of financial reporting, which is to provide information that is useful in making resource allocation decisions.

–	Reinstating prudence, defined as the exercise of caution when making judgments under conditions of uncertainty, as a component of neutrality.

–	Defining a reporting entity, which might be a legal entity or a portion of a legal entity.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 1 - Significant accounting policies (Continued)

–	Revising the definition of an asset as a present economic resource controlled by the entity as a result of past events.

–	Revising the definition of a liability as a present obligation of the entity to transfer an economic resource as a result of past events.

–	Removing the probability threshold for recognition, and adding guidance on derecognition.

–	Adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis.

–
Stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced.

The amendments are effective for annual periods beginning on or after 1 January 2020, whereas the Board will start using the revised Conceptual Framework immediately.

On 26 September 2019, the IASB has issued Amendments to IFRS 9, IAS 39 and IFRS 7 (interest rate benchmark reform). The related amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition it requires companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are summarized as follows:

–
When determining whether a forecast transaction is highly probable, a company shall assume that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the reform.

–
When performing prospective assessments, a company shall assume that the interest rate benchmark on which the hedged item, hedged risk and/or hedging instrument are based is not altered as a result of their interest rate benchmark reform.

–
When applying IAS 39, the company is not required to undertake the IAS 39 retrospective assessment for hedging relationships directly affected by the reform. However, the company must comply with all other IAS 39 hedge accounting requirements, including the prospective assessment.

–	For hedges of a non-contractually specified benchmark component of interest rate risk, a company shall apply the separately identifiable requirement only at the inception of such hedging relationship.

The amendments are effective for annual periods beginning on or after 1 January 2020 with earlier application permitted.

None of the amendments above are expected to have a material impact on the Group's consolidated financial statements.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

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
The Group has one client in the Tankers segment that represented 7% of the Tankers segment total revenue in 2019 (2018: one client which represented 7% and in 2017 one client which represented 10%). All the other clients represent less than 7% of total revenues of the Tankers segment.
The Group has one client in the FSO segment.
The Group's internal organizational and management structure does not distinguish any geographical segments.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 2 - Segment reporting (Continued)

Consolidated statement of financial position

(in thousands of USD)	December 31, 2019				December 31, 2018
ASSETS	Tankers *	FSO *	Less: Equity-accounted investees *	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Vessels	3,198,993	131,958	(153,689)	3,177,262	3,520,067	150,029	(150,029)	3,520,067
Right-of-use assets	58,908	—	—	58,908	—	—	—	—
Other tangible assets	2,265	—	—	2,265	1,943	—	—	1,943
Intangible assets	39	—	—	39	105	—	—	105
Receivables	52,502	—	18,581	71,083	38,658	—	—	38,658
Investments in equity accounted investees	2,355	—	47,967	50,322	1,915	—	41,267	43,182
Deferred tax assets	2,715	1,116	(1,116)	2,715	2,255	1,229	(1,229)	2,255

Total non-current assets	3,317,777	133,074	(88,257)	3,362,594	3,564,943	151,258	(109,991)	3,606,210

Total current assets	805,613	10,405	(13,769)	802,249	521,536	15,784	(16,179)	521,141

TOTAL ASSETS	4,123,390	143,479	(102,026)	4,164,843	4,086,479	167,042	(126,170)	4,127,351

EQUITY and LIABILITIES

Total equity	2,268,490	43,365	—	2,311,855	2,219,648	40,874	1	2,260,523

Bank and other loans	1,173,944	67,962	(67,962)	1,173,944	1,421,465	97,480	(97,480)	1,421,465
Other notes	198,571	—	—	198,571	148,166	—	—	148,166
Other borrowings	107,978	—	—	107,978	—	—	—	—
Lease liabilities	43,161	—	—	43,161	—	—	—	—
Other payables	3,809	539	(539)	3,809	1,451	355	(355)	1,451
Deferred tax liabilities	—	4,769	(4,769)	—	—	4,283	(4,283)	—
Employee benefits	8,094	—	—	8,094	4,336	—	—	4,336
Provisions	1,381	—	—	1,381	4,288	—	—	4,288

Total non-current liabilities	1,536,938	73,270	(73,270)	1,536,938	1,579,706	102,118	(102,118)	1,579,706

Total current liabilities	317,962	26,844	(28,756)	316,050	287,125	24,050	(24,053)	287,122

TOTAL EQUITY and LIABILITIES	4,123,390	143,479	(102,026)	4,164,843	4,086,479	167,042	(126,170)	4,127,351

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 2 - Segment reporting (Continued)

Consolidated statement of profit or loss

(in thousands of USD)	2019				2018				2017
	Tankers *	FSO *	Less: Equity-accounted investees *	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Shipping income
Revenue	933,823	49,461	(50,907)	932,377	600,024	49,155	(49,155)	600,024	513,399	59,513	(59,544)	513,368
Gains on disposal of vessels/other tangible assets	14,879	—	—	14,879	19,138	—	—	19,138	36,538	—	—	36,538
Other operating income	10,075	3,351	(3,332)	10,094	4,775	72	(72)	4,775	4,902	234	(234)	4,902
Total shipping income	958,777	52,812	(54,239)	957,350	623,937	49,227	(49,227)	623,937	554,839	59,747	(59,778)	554,808

Operating expenses
Voyage expenses and commissions	(145,047)	2	364	(144,681)	(141,416)	(1)	1	(141,416)	(62,035)	(304)	304	(62,035)
Vessel operating expenses	(212,010)	(12,657)	12,872	(211,795)	(185,792)	(9,637)	9,637	(185,792)	(150,391)	(9,157)	9,121	(150,427)
Charter hire expenses	(604)	—	—	(604)	(31,114)	—	—	(31,114)	(31,173)	—	—	(31,173)
Losses on disposal of vessels/other tangible assets	(75)	—	—	(75)	(273)	—	—	(273)	(21,027)	—	—	(21,027)
Impairment on non-current assets held for sale	—	—	—	—	(2,995)	—	—	(2,995)	—	—	—	—
Depreciation tangible assets	(338,036)	(18,071)	18,461	(337,646)	(270,582)	(18,071)	18,071	(270,582)	(229,777)	(18,071)	18,071	(229,777)
Depreciation intangible assets	(56)	—	—	(56)	(111)	—	—	(111)	(95)	—	—	(95)
General and administrative expenses	(66,958)	(283)	351	(66,890)	(66,235)	(425)	428	(66,232)	(46,871)	(30)	33	(46,868)
Total operating expenses	(762,786)	(31,009)	32,048	(761,747)	(698,518)	(28,134)	28,137	(698,515)	(541,369)	(27,562)	27,529	(541,402)

RESULT FROM OPERATING ACTIVITIES	195,991	21,803	(22,191)	195,603	(74,581)	21,093	(21,090)	(74,578)	13,470	32,185	(32,249)	13,406

Finance income	20,399	147	26	20,572	15,023	160	(160)	15,023	7,267	197	(198)	7,266
Finance expenses	(119,809)	(4,558)	4,564	(119,803)	(89,412)	(3,795)	3,795	(89,412)	(50,730)	(1,026)	1,027	(50,729)
Net finance expenses	(99,410)	(4,411)	4,590	(99,231)	(74,389)	(3,635)	3,635	(74,389)	(43,463)	(829)	829	(43,463)

Gain on bargain purchase	—	—	—	—	23,059	—	—	23,059	—	—	—	—
Share of profit (loss) of equity accounted investees (net of income tax)	440	—	16,020	16,460	220	—	15,856	16,076	150	—	29,932	30,082

Profit (loss) before income tax	97,021	17,392	(1,581)	112,832	(125,691)	17,458	(1,599)	(109,832)	(29,843)	31,356	(1,488)	25

Income tax expense	(602)	(1,581)	1,581	(602)	(238)	(1,599)	1,599	(238)	1,358	(1,488)	1,488	1,358

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 2 - Segment reporting (Continued)

Profit (loss) for the period	96,418	15,812	—	112,230	(125,929)	15,859	—	(110,070)	(28,485)	29,868	—	1,383

Attributable to:
Owners of the company	96,418	15,812	—	112,230	(125,929)	15,859	—	(110,070)	(28,485)	29,868	—	1,383

Summarized consolidated statement of cash flows

(in thousands of USD)	2019				2018				2017
	Tankers *	FSO *	Less: Equity-accounted investees *	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Net cash from (used in) operating activities	259,109	41,278	(28,396)	271,991	843	40,672	(40,674)	841	211,310	49,684	(49,698)	211,295
Net cash from (used in) investing activities	44,211	—	(461)	43,750	190,042	—	—	190,042	(40,243)	—	1	(40,242)
Net cash from (used in) financing activities	(178,587)	(41,491)	28,891	(191,187)	(160,165)	(42,164)	42,164	(160,165)	(234,921)	(78,421)	78,367	(234,976)

Capital expenditure	(30,173)	—	22,120	(8,053)	(238,065)	—	—	(238,065)	(177,901)	—	—	(177,901)
* The Group initially applied IFRS 16 at 1 January 2019, which requires the recognition of right-of-use assets and lease liabilities for lease contracts that were previously classified as operating leases (see Note 1.5). As a result, the Group recognized $87.6 million of right-of-use assets and $105.3 million of liabilities from those lease contracts. The assets and liabilities are included in the Tankers and FSO segments as at 31 December 2019. The Group has applied IFRS 16 using the modified retrospective approach, under which comparative information is not restated (see Note 1.5).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 3 - Assets and liabilities held for sale and discontinued operations
Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	December 31, 2019	December 31, 2018	December 31, 2017
Vessels	12,705	42,000	—
Of which in Tankers segment	12,705	42,000	—
Of which in FSO segment	—	—	—

(in thousands of USD)	(Estimated) Sale price	Book Value	Asset Held For Sale	Impairment Loss	(Expected) Gain
At January 1, 2018	—	—	—	—	—

Assets transferred to assets held for sale
Felicity	42,000	44,995	42,000	(2,995)	—

At December 31, 2018	—	—	42,000	(2,995)	—

At January 1, 2019

Assets transferred to assets held for sale
Finesse	21,003	12,705	12,705	—	8,298

Assets sold from assets held for sale	42,000	42,000	(42,000)	—	—
Felicity

At December 31, 2019	—	—	12,705	—	8,298

On January 23, 2020, the Company sold the Suezmax Finesse (2003 - 149,994 dwt), for $21.8 million. The fair value less cost of disposal (sales commission of 3.5%) amounted to 21.0 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2019, and had a carrying value of $12.7 million as of that date. The vessel was delivered to its new owner on February 21, 2020. Taking into account the sales commission, the net gain on this vessel amounts to $8.3 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2020.

Discontinued operations
As of December 31, 2019 and December 31, 2018, the Group had no operations that meet the criteria of a discontinued operation.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 4 – Revenue and other operating income

(in thousands of USD)	2019				2018
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Pool Revenue	524,840	—	7	524,847	277,394	—	—	277,394
Spot Voyages	318,674	—	(1,453)	317,221	247,392	—	—	247,392
Time Charters	90,309	49,461	(49,461)	90,309	75,238	49,155	(49,155)	75,238
Total revenue	933,823	49,461	(50,907)	932,377	600,024	49,155	(49,155)	600,024

Other operating income	—	—	—	10,094	—	—	—	4,775

(in thousands of USD)	2017
	Tankers	FSO	Less: Equity-accounted investees	Total

Pool Revenue	249,334	—	(31)	249,303
Spot Voyages	145,360	—	—	145,360
Time Charters	118,705	59,513	(59,513)	118,705
Total revenue	513,399	59,513	(59,544)	513,368

Other operating income	—	—	—	4,902

For the accounting treatment of revenue, we refer to the accounting policies (see Note 1.17) - Revenue.

The increase in revenue is mostly related to the increase in pool and spot voyage revenue which is due to an increase in the fleet size as a consequence of the business combination with Gener8 Maritime Inc. and improved rates mainly in the last quarter of 2019.

Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage. This increase is mainly due to improved marine insurance conditions thanks to the increase in the fleet size as a consequence of the business combination with Gener8 Maritime Inc. in 2018 and a Gener8 legacy arbitration claim settlement at better terms than originally accounted for.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions

(in thousands of USD)	2019	2018	2017
Commissions paid	(10,130)	(8,193)	(4,895)
Bunkers	(101,947)	(103,920)	(45,249)
Other voyage related expenses	(32,604)	(29,303)	(11,891)
Total voyage expenses and commissions	(144,681)	(141,416)	(62,035)

The voyage expenses and commissions increased in 2019 compared to 2018 because a higher number of vessels were performing spot voyages in 2019 mainly due to an increase in the fleet size as a consequence of the business combination with Gener8 Maritime Inc. in 2018. For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool.

Bunker expenses decreased compared to last year due to a change in the composition of the fleet for vessels operated on the spot.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

Vessel operating expenses

(in thousands of USD)	2019	2018	2017
Operating expenses	(196,739)	(172,589)	(139,832)
Insurance	(15,056)	(13,203)	(10,595)
Total vessel operating expenses	(211,795)	(185,792)	(150,427)

The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. In 2019 these expenses were higher compared to 2018 due to an increase in the fleet size as a consequence of the business combination with Gener8 Maritime Inc. in 2018.

Charter hire expenses

(in thousands of USD)	2019	2018	2017
Charter hire (Note 19)	(604)	6	(62)
Bare boat hire (Note 19)	—	(31,120)	(31,111)
Total charter hire expenses	(604)	(31,114)	(31,173)
The bareboat charter-hire expenses in 2018 and 2017 are entirely attributable to the sale and leaseback agreement of four VLCCs (Nautilus, Navarin, Neptun and Nucleus), under a five year bareboat contract agreed on December 16, 2016. Following the adoption of IFRS 16 on January 1, 2019, costs related to these bareboat agreements are recognized in depreciation expenses for the depreciation of the right-of-use asset over the remaining lease term and finance expenses (see Note 1.19).
The charter hire expenses in 2019 are related to the 2.5 months hire for the barge (Dragon Satu) in relation to the bunker fuel project.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 5 - Expenses for shipping activities and other expenses from operating activities (Continued)

General and administrative expenses

(in thousands of USD)	2019	2018	2017
Wages and salaries	(25,050)	(16,247)	(12,853)
Social security costs	(3,430)	(3,746)	(2,511)
Provision for employee benefits (Note 17)	(2,589)	(616)	(827)
Equity-settled share-based payments (Note 23)	—	(37)	(313)
Other employee benefits	(3,713)	(7,607)	(3,148)
Employee benefits	(34,782)	(28,253)	(19,652)
Administrative expenses	(31,226)	(33,485)	(22,579)
Tonnage Tax	(1,313)	(4,436)	(4,772)
Claims	(17)	(100)	(25)
Provisions	448	42	160
Total general and administrative expenses	(66,890)	(66,232)	(46,868)

Average number of full time equivalents (shore staff)	184.90	161.77	150.49

The general and administrative expenses which include amongst others: shore staff wages, director fees, office rental, consulting and audit fees and tonnage tax, increased in 2019 compared to 2018.

This increase was mainly related to the merger with Gener8 Maritime Inc. in 2018, which had an impact on wages and salaries due to a higher number of staff and the settlement following the stepping down of the CEO Paddy Rodgers in the course of the first semester in 2019. Furthermore the TI Admin fee increased due to a larger number of vessels being operated in the TI
Pool and higher IT expenses.

This increase was offset by a decrease in legal and other fees which relates to the merger with Gener8 in 2018 (see Note 25,
$5.0 million transaction costs), a decrease in travel expenses and a decrease in rental expenses as a result of the adoption of IFRS 16 on January 1, 2019, whereby the costs related to the rental agreements are now recognized in depreciation expenses for the depreciation of the right-of-use asset over the remaining lease term and finance expenses.

Tonnage tax decreased in 2019 due to a change in the Greek tonnage tax regime. The change relates to the voluntary tonnage tax which is no longer applicable to the Group.

The provision for employee benefits increased in 2019 compared to 2018 which is mainly due to the transaction based incentive plan which has been implemented in 2019 for key management personnel ($1.8 million, see Note 14 and 17).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 6 - Net finance expense
Recognized in profit or loss

(in thousands of USD)	2019	2018	2017
Interest income	6,529	4,106	655
Foreign exchange gains	14,043	10,917	6,611
Finance income	20,572	15,023	7,266

Interest expense on financial liabilities measured at amortized cost	(84,378)	(67,956)	(38,391)
Interest leasing	(4,811)	—	—
Fair value adjustment on interest rate swaps	(8,533)	(2,790)	—
Other financial charges	(7,474)	(6,802)	(5,819)
Foreign exchange losses	(14,607)	(11,864)	(6,519)
Finance expense	(119,803)	(89,412)	(50,729)

Net finance expense recognized in profit or loss	(99,231)	(74,389)	(43,463)
Interest income increased due to the interest received on the interest rate swaps which were acquired in the Gener8 Maritime Inc. deal and due to more cash on hand during the period.

Interest expense on financial liabilities measured at amortized cost increased during the year ended December 31, 2019, compared to 2018. This increase was attributable to an increase in the average outstanding debt during the year as a result of the merger with Gener8 Maritime Inc. combined with increased interest rates.

Interest leasing is the interest on lease liabilities which were recognized due to the adoption of IFRS 16 on January 1, 2019 (see Note 1.19).

Fair value adjustment on interest rate swaps relate primarily to interest rate swaps which were acquired in the Gener8 Maritime Inc. merger and of which the fair value at acquisition is amortized over the remaining duration of the swap via the fair value adjustment of interest rate swaps. Two IRSs related to the Gener8 Maritime Inc. merger were settled in 2019 and the one remaining has a duration matching the repayment profile of that facility and matures in September 2020 (see Note 14). $4.9 million was transfered from OCI to profit or loss related to de-designated hedging instruments.

The above finance income and expenses include the following in respect of assets (liabilities) not recognized at fair value through profit or loss:

	2019	2018	2017
Total interest income on financial assets	6,529	4,106	655
Total interest expense on financial liabilities	(84,378)	(67,956)	(38,391)
Total interest leasing	(4,811)	—	—
Total other financial charges	(7,474)	(6,802)	(5,819)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 6 - Net finance expense (Continued)

Recognized directly in equity

(in thousands of USD)	2019	2018	2017
Foreign currency translation differences for foreign operations	(112)	(157)	448
Cash flow hedges - effective portion of changes in fair value	(1,885)	(2,698)	—
Net finance expense recognized directly in equity	(1,997)	(2,855)	448
Attributable to:
Owners of the Company	(1,997)	(2,855)	448
Net finance expense recognized directly in equity	(1,997)	(2,855)	448
Recognized in:
Translation reserve	(112)	(157)	448
Hedging reserve	(1,885)	(2,698)	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2019	2018	2017
Current tax
Current period	(1,066)	(37)	(85)
Total current tax	(1,066)	(37)	(85)

Deferred tax
Recognition of unused tax losses/(use of tax losses)	474	(195)	1,473
Other	(10)	(6)	(30)
Total deferred tax	464	(201)	1,443

Total tax benefit/(expense)	(602)	(238)	1,358

Reconciliation of effective tax	2019		2018		2017
Profit (loss) before tax		112,832		(109,832)		25

Tax at domestic rate	(29.58)%	(33,376)	(29.58)%	32,488	(33.99)%	(8)
Effects on tax of :
Tax exempt profit / loss		317		(50)		499
Tax adjustments for previous years		34		9		10
Loss for which no DTA (*) has been recognized		(26)		(1,037)		—
Non-deductible expenses		(538)		(962)		(710)
Use of previously unrecognized tax losses and tax credits		4,066		—		7,146
Tonnage Tax regime		24,534		(33,602)		(13,918)
Effect of share of profit of equity-accounted investees		2,482		4,690		10,175
Effects of tax regimes in foreign jurisdictions		1,905		(1,774)		(1,836)
Total taxes	(0.53)%	(602)	0.22%	(238)	5,430.01%	1,358
In application of an IFRIC agenda decision on ‘IAS 12 Income taxes’, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses. The amount paid for tonnage tax in the year ended December 31, 2019 was $1.3 million (see Note 5).

* Deferred Tax Asset

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Right-of-use assets	Other tangible assets	Total PPE
At January 1, 2017
Cost	3,748,135	86,136	—	2,373	3,836,644
Depreciation & impairment losses	(1,364,972)	—	—	(1,596)	(1,366,568)
Net carrying amount	2,383,163	86,136	—	777	2,470,076

Acquisitions	125,486	51,201	—	1,203	177,890
Disposals and cancellations	(81,389)	—	—	(9)	(81,398)
Depreciation charges	(229,429)	—	—	(348)	(229,777)
Transfers	73,669	(73,669)	—	—	—
Translation differences	—	—	—	40	40
Balance at December 31, 2017	2,271,500	63,668	—	1,663	2,336,831
			—
At January 1, 2018			—
Cost	3,595,692	63,668	—	3,545	3,662,905
Depreciation & impairment losses	(1,324,192)	—		(1,882)	(1,326,074)
Net carrying amount	2,271,500	63,668	—	1,663	2,336,831

Acquisitions	45,750	191,726	—	588	238,064
Acquisitions through business combinations (Note 25)	1,704,250	—	—	345	1,704,595
Disposals and cancellations	(7,814)	—	—	(75)	(7,889)
Disposals and cancellations through business combinations (Note 25)	(434,000)	—		—	(434,000)
Depreciation charges	(270,018)	—	—	(564)	(270,582)
Transfer to assets held for sale	(44,995)	—	—	—	(44,995)
Transfers	255,394	(255,394)	—	—	—
Translation differences	—	—	—	(14)	(14)
Balance at December 31, 2018	3,520,067	—	—	1,943	3,522,010

At January 1, 2019
Cost	4,927,324	—	—	4,274	4,931,598
Depreciation & impairment losses	(1,407,257)	—	—	(2,331)	(1,409,588)
Net carrying amount	3,520,067	—	—	1,943	3,522,010

Acquisitions	7,024	—	549	1,012	8,585
Adoption IFRS 16	—	—	87,598	—	87,598
Disposals and cancellations	(29,386)	—	—	(52)	(29,438)
Depreciation charges	(307,738)	—	(29,265)	(643)	(337,646)
Transfer to assets held for sale (Note 3)	(12,705)	—	—	—	(12,705)
Translation differences	—	—	26	5	31
Balance at December 31, 2019	3,177,262	—	58,908	2,265	3,238,435

At December 31, 2019
Cost	4,815,910	—	88,182	5,042	4,909,134
Depreciation & impairment losses	(1,638,648)	—	(29,274)	(2,777)	(1,670,699)
Net carrying amount	3,177,262	—	58,908	2,265	3,238,435
In 2019, the Cap Theodora, Cap Pierre, Cap Diamant and Fraternity have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 8 - Property, plant and equipment (Continued)

The adoption of IFRS 16 as of January 1, 2019 (see Note 1.19), resulted in the recognition of right-of-use assets of $87.6 million on the balance sheet which are included under the heading Adoption IFRS 16.

Disposal of assets – Gains/losses

(in thousands of USD)	Sale price	Book Value	Gain	Loss
TI Topaz - Sale	20,790	41,817	—	(21,027)
Flandre - Sale	45,000	24,693.3	20,306.7	—
Cap Georges - Sale	9,310	801.4	8,508.6	—
Artois - Sale	21,780	14,077	7,703	—
Other	29	9	20	—
At December 31, 2017	96,909	81,397.7	36,538.3	(21,027)

	Sale price	Book Value	Gain	Loss
Cap Jean - Sale	10,175	—	10,175	—
Cap Romuald - Sale	10,282	1,319	8,963	—
Gener8 Companion - Sale	6,305	6,495	—	(190)
Other	—	—	—	(83)
At December 31, 2018	26,762	7,814	19,138	(273)

	Sale price	Book Value	Gain	Loss
Felicity - Sale	42,000	42,000	—	—
Compatriot - Sale	6,615	6,173	442	—
VK Eddie - Sale	37,620	23,212	14,408	—
Other	29	—	29	(75)
At December 31, 2019	86,264	71,385	14,879	(75)
On October 31, 2018, the group sold the Suezmax Felicity (2009 - 157,667 dwt), for $42.0 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2018 and had a carrying value of $45.0 million. The vessel was delivered to its new owner on January 9, 2019 and the impairment loss of $3.0 million was recorded in 2018.

On February 11, 2019, Euronav sold the LR1 Genmar Compatriot (2004 – 72,768 dwt) for a net sale price of $6.6 million. The Company recorded a capital gain of $0.4 million in the second quarter of 2019 upon delivery to its new owner on May 21, 2019.

On July 12, 2019, the group sold the VLCC VK Eddie (2005 - 305,261 dwt) for $37.6 million. A capital gain on the sale of $14.4 million was recorded during the third quarter of 2019 upon delivery to its new owner on August 5, 2019.

Impairment
The Group performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that there were no indicators present as of December 31, 2019 that would trigger the requirement to perform a more in-depth impairment analysis. Refer to accounting policy 12.2 for a description of the indicators that the Group used in its assessment. Such computation will be implemented in future periods when events and changes in circumstances indicate that an impairment might exist and the carrying amount of the assets might not be recovered.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 8 - Property, plant and equipment (Continued)

Security
All tankers financed are subject to a mortgage to secure bank loans (see Note 16).
Vessels on order or under construction
The group had no vessels under construction as at December 31, 2019 and December 31, 2018.
Capital commitment
As at December 31, 2019 and December 31, 2018 the Group had no capital commitments.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 9 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	ASSETS	LIABILITIES	NET
Employee benefits	37	—	37
Unused tax losses & tax credits	2,218	—	2,218
	2,255	—	2,255
Offset	—	—
Balance at December 31, 2018	2,255	—

Employee benefits	26	—	26
Unused tax losses & tax credits	23,790	—	23,790
Unremitted earnings	—	(21,101)	(21,101)
	23,816	(21,101)	2,715
Offset	(21,101)	21,101
Balance at December 31, 2019	2,715	—
Unrecognized deferred tax assets and liabilities
Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2019		December 31, 2018
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Deductible temporary differences	290	—	274	—
Taxable temporary differences	—	(12,162)	8	(12,162)
Tax losses & tax credits	59,772	—	86,568	—
	60,062	(12,162)	86,850	(12,162)
Offset	(12,162)	12,162	(12,162)	12,162
Total	47,900	—	74,688	—
The unrecognized deferred tax assets in respect of tax losses and tax credits relates to tax losses carried forward, investment deduction allowances and excess dividend received deduction. Tax losses and tax credits have no expiration date.

The decrease in unrecognized deferred tax assets mainly relates to a partial use of investment deduction allowances in 2019.

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

In December 2017, changes to the Belgian corporate income tax rate were enacted, lowering the rate to 29.58% as from 2018 and to 25% from 2020. These changes have been reflected in the calculation of the amounts of deferred tax assets and liabilities in respect of Belgian Group entities as at December 31, 2019 and December 31, 2018.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 9 - Deferred tax assets and liabilities (Continued)

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2017	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2017
Provisions	31	(32)	—	2	1
Employee benefits	37	2	—	5	44
Unused tax losses & tax credits	896	1,473	—	73	2,442
Total	964	1,443	—	80	2,487

	Balance at Jan 1, 2018	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2018
Provisions	1	(1)	—	—	—
Employee benefits	44	(5)	—	(2)	37
Unused tax losses & tax credits	2,442	(195)	—	(29)	2,218
Total	2,487	(201)	—	(31)	2,255

	Balance at Jan 1, 2019	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2019
Provisions	—	—	—	—	—
Employee benefits	37	(10)	—	(1)	26
Unused tax losses & tax credits	2,218	474	—	(3)	2,689
Total	2,255	464	—	(4)	2,715

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 10 - Non-current receivables

(in thousands of USD)	December 31, 2019	December 31, 2018
Shareholders loans to joint ventures	60,379	28,665
Derivatives	—	7,930
Other non-current receivables	2,094	2,062
Lease receivables	8,609	—
Investment	1	1
Total non-current receivables	71,083	38,658
The shareholders loans to joint ventures as of December 31, 2019 and December 31, 2018 did not bear interest, except for the new shareholders loans to Bari Shipholding Ltd. and Bastia Shipholding Ltd. which bear an interest rate of 8%. Please refer to Note 26 for more information on the shareholders loans to joint ventures.
The derivatives relate to the fair market value of the Interest Rate Swaps, acquired through the acquisition of Gener8 Maritime Inc. and two forward cap contracts which were entered into 2018. As of December 31, 2019 there were no non-current receivables related to these IRSs anymore mainly because two have been settled in the course of 2019 and the remaining one matures in 2020 (see Note 14).

The lease receivables relate to the subleases of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2019	December 31, 2018
Receivable:
Within two years	1,959	7,206
Between two and three years	2,076	—
Between three and four years	2,278	725
Between four and five years	38,754	541
More than five years	26,016	30,186
Total non-current receivables	71,083	38,658
Because the shareholders loans are perpetual non-amortizing loans, these non-current receivables are presented as maturing after 5 years with the exception of the shareholders loans to Bari Shipholding Ltd and Bastia Shipholding Ltd which will mature in 2024.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 11 - Bunker inventory

The Group has set up a Bunker Fuel Management Group to manage the fuel oil exposure in the future relating to the IMO 2020 requirements. IMO 2020 requires the vessels to operate with low sulfur fuel (LSFO) which was expected to be higher priced due to anticipated or potential shortage in the production of LSFO and potential quality issues in the first months of 2020 compared to demand. The activity involves the purchase and storage of compliant fuel oil inventory on board of a Euronav vessel so that there would be a safety inventory available for the use on our own fleet going into the 2020 transition period.

The bunker inventory purchased and stored on this Euronav vessel is accounted for at the lower of cost and net realizable value with cost being determined on a weighted average basis. The cost includes: the purchase price, initial fuel inspection costs, the transport and handling costs for loading the bunker on our vessel and the effective portion of the change in fair value of derivatives (see Note 14) designated as cashflow hedge of the underlying index between commitment and pricing.

In the course of 2019, the company purchased 420,000 metric ton of compliant fuel for an amount of $202.3 million (all costs included). As of December 31, 2019 the carrying amount of the bunker inventory amounted to $183.4 million.

This compliant fuel will be transferred to our vessels and used in the course of 2020. Bunkers delivered to vessels operating in the TI Pool, are sold to the TI Pool and bunkers on board of these pooled vessels are no longer shown as bunker inventory but as trade and other receivables.

The inventory is pledged as security to the $100 million loan facility (see Note 19).

Note 12 - Trade and other receivables - current

(in thousands of USD)	December 31, 2019	December 31, 2018
Receivable from contracts with customers	105,925	64,923
Receivable from contracts with customers - TI Pool	146,613	161,737
Accrued income	20,815	17,765
Accrued interest	678	750
Deferred charges	19,134	17,473
Deferred fulfillment costs	2,556	2,140
Other receivables	11,407	18,677
Lease receivables	1,802	—
Derivatives	57	—
Total trade and other receivables	308,987	283,465
* Due to the increased significance of inventory (see accounting policies), the Group has re-presented the comparative information. Bunkers on board of the vessels are shown under inventory and no longer under deferred charges as of December 31, 2018.

The increase in receivables from contracts with customers mainly relates to an increase in market freight rates at year-end.

The decrease in receivables from contracts with customers - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in 2019 due to a lower number of vessels in the TI Pool at year-end compared to 2018 and lower working capital per vessel in the Pool.

The increase in accrued income and deferred charges relate to a higher number of vessels on the spot market and higher market freight rates at year-end.

Fulfillment costs represent primarily bunker costs incurred between the date on which the contract of a spot voyage charter was concluded and the next load port. These expenses are deferred according to IFRS 15 Revenue from Contracts with Customers and are amortized on a systematic basis consistent with the pattern of transfer of service.

The decrease in other receivables relate mainly to outstanding receivables with Navig8 Pool. These amounts decreased because the relevant vessels were transferred to the TI Pool after the merger with Gener8 Maritime Inc in 2018.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

The lease receivables relate to the sublease of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc).

For currency and credit risk, we refer to Note 19.

Note 13 - Cash and cash equivalents

(in thousands of USD)	December 31, 2019	December 31, 2018
Bank deposits	215,000	62,500
Cash at bank and in hand	81,954	110,633
TOTAL	296,954	173,133
Of which restricted cash	—	79

NET CASH AND CASH EQUIVALENTS	296,954	173,133
The bank deposits as at December 31, 2019 had an average maturity of 8 days (2018: 6 days).
The increase in cash and cash equivalents is mainly related to the sale and leaseback transaction as at December 30, 2019 (see Note 16). All cash is in different banks which all have a high credit rating.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 14 - Equity
Number of shares issued

(in shares)	December 31, 2019	December 31, 2018	December 31, 2017
On issue at 1 January	220,024,713	159,208,949	159,208,949
Issued in business combination	—	60,815,764	—
On issue at 31 December - fully paid	220,024,713	220,024,713	159,208,949
Upon the completion of the merger transaction with Gener8 Maritime Inc. on June 12, 2018 60,815,764 new ordinary shares were issued at a stock price of $9.10 each (see Note 25) increasing the number of shares issued to 220,024,713 shares (see Note 15). This resulted in an increase of $66.1 million in share capital and $487.3 million share premium.
As at December 31, 2019, the share capital is represented by 220,024,713 shares. The shares have no nominal value.
As at December 31, 2019, the authorized share capital not issued amounts to $83,898,616 (2018: $83,898,616 and 2017: $150,000,000) or the equivalent of 77,189,888 shares (2018: 77,189,888 and 2017: 138,005,652 shares).
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve
The Group, through two of its JV companies in connection to the $220.0 million facility raised in March 2018 (Note 16), entered on June 29, 2018 in several Interest Rate Swaps (IRSs) for a combined notional value of $208.8 million (Euronav’s share amounts to 50%). These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration between two and three years matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively. The fair value of these instruments at December 31, 2019 amounted to $ (2.4) million (100%), of which (1.5) million was reflected in OCI at the level of the JV companies in 2019 (Note 26).

The Group, through the acquisition of Gener8 Maritime Inc. on June 12, 2018, acquired several IRSs for a combined notional value of $668.0 million. These IRSs were used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. Two IRSs have been settled in 2019 (see Note 6) and the one remaining has a duration of less than one year matching the repayment profile of that facility and matures in September 2020. The notional value of this instrument at December 31, 2019 amounted to $382.4 million. The fair value of this instrument at December 31, 2019 amounted to $ (0.2) million (see Note 18) and $1.2 million has been recognized in OCI.

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Quebec and Cap Pembroke), entered on March 28, 2018 and April 20, 2018, in two IRSs for a combined notional value of $86.8 million. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying $173.6 million facility and mature on March 28, 2025. The notional value of these instruments at December 31, 2019 amounted to $76.8 million. The fair value of these instruments at December 31, 2019 amounted to $(3.4) million (see Note 18).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 14 - Equity (Continued)

The Group entered on December 7, 2018 into two forward cap contracts (CAPs) with a strike at 3.25% starting on October 1, 2020, to hedge against future increase of interest rates with a notional value of $200.0 million and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These CAPs have a maturity date at October 3, 2022. The notional value of these instruments at December 31, 2019 amounted to $200.0 million. The fair value of these instruments at December 31, 2019 amounted to $0.1 million (see Note 12) and $(0.7) million has been recognized in OCI in 2019.

During 2019, the Group entered into several commodity swaps and futures for a combined notional value of $133.6 million in connection with its low sulfur fuel oil project. These swaps were used to hedge a potential increase in the index underlying the price of low sulfur fuel between the purchase date and the delivery date of the product, i.e. when title to the low sulfur fuel is actually transferred. These instruments qualified as hedging instruments in a cash flow hedge relationship under IFRS9. These instruments were measured at their fair value; effective changes in fair value were recognized in OCI and the ineffective portion was recognized in profit or loss. These swaps were settled in the third quarter of 2019 at the moment of the delivery of the fuel.

Treasury shares
As of December 31, 2019 Euronav owned 4,946,216 of its own shares, compared to 1,237,901 of shares owned on December 31, 2018. In the twelve months period ended December 31, 2019, Euronav bought back 3,708,315 shares at an aggregate cost of $31.0 million.
Dividends
On May 9, 2019, the Annual Shareholders' meeting approved a full year dividend of $0.12 per share. Taking into account the interim dividend approved in August 2018 in the amount of $0.06 per share, the dividend paid after the AGM was $0.06 per share. The dividend to holders of Euronav shares trading on Euronext Brussels was paid in EUR at the USD/EUR exchange rate of the record date.
During its meeting of August 6, 2019, the Board of Directors of Euronav approved an interim dividend for the first semester 2019 of $0.06 per share. The interim dividend of $0.06 per share was payable as from October 8, 2019. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

On March 24, 2020, the Board of Directors proposed the Annual Shareholders' meeting be held on May 20, 2020, to approve a full year dividend of $0.35 per share. Taking into account the interim dividend approved in August 2019 in the amount of $0.06 per share, the expected dividend payable after the AGM should be $0.29 per share. The total $0.35 dividend per share complies with the Group’s policy to return 80% of the net income to shareholders excluding capital gains.
The total amount of dividends paid in 2019 was $26.0 million ($22.6 million in 2018).
Long term incentive plan 2015
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of EUR 10.0475 and are equity-settled. All the RSU’s were exercised in the first quarter of 2018. As of December 31, 2019, all the stock options remained outstanding. The fair value of the stock options was measured using the Black Scholes formula. The total employee benefit expense recognized in the consolidated statement of profit or loss during 2019 with respect to the LTIP 2015 was $0 thousand.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 14 - Equity (Continued)

Long term incentive plan 2016
The Group's Board of Directors implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stocks were granted on February 2, 2016 and one-third was vested on the second anniversary and one-third on the third anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2019, 12,500 phantom stocks were outstanding. The LTIP 2016 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2016, measured based on the Company's share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2019 was $0.1 million.
Long term incentive plan 2017
The Group's Board of Directors implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017 and one-third was vested on the second anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2019, 32,420 phantom stocks were outstanding. The LTIP 2017 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2017, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss during 2019 was $22,000.
Long term incentive plan 2018
The Group's Board of Directors implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2019, 107,780 phantom stocks were outstanding. The LTIP 2018 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2018, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss during 2019 was $0.7 million.
Transaction Based Incentive Plan 2019
The Group’s Board of Directors has implemented in 2019 a transaction-based incentive plan for key management personnel.
Under the terms of this TBIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the Fair Market Value ("FMV") of one share of the Company multiplied by the number of phantom stock units that have vested prior to the settlement date. The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. The vesting and settlement of the TBIP is spread over five years. The phantom stock awarded vests in four tranches: the first tranche of 12% vesting when the FMV reaches $12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any)), the third tranche of 25% vesting when the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any). In total a number of 1,200,000 phantom stock units were granted on January 8, 2019. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2019, 800,000 phantom stocks were outstanding. The TBIP 2019 qualifies as a cash-settled share-based payment transaction as the Company receives services from the participants and incur an obligation to settle the transaction in cash. The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binomial model with cost being spread of the expected vesting period over the various tranches. The compensation expense recognized in the consolidated statement of profit or loss during 2019 was $1.8 million.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 15 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the period ended December 31 of each year, calculated as follows:

Result attributable to ordinary shares

	2019	2018	2017
Result for the period (in USD)	112,230,267	(110,069,928)	1,382,530
Weighted average number of ordinary shares	216,029,171	191,994,398	158,166,534
Basic earnings per share (in USD)	0.52	(0.57)	0.01
Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2017	159,208,949	1,042,415	158,166,534	158,166,534
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at December 31, 2017	159,208,949	1,042,415	158,166,534	158,166,534

On issue at January 1, 2018	159,208,949	1,042,415	158,166,534	158,166,534
Issuance of shares	60,815,764	—	60,815,764	33,823,562
Purchases of treasury shares	—	545,486	(545,486)	(13,917)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	(350,000)	350,000	18,219
On issue at December 31, 2018	220,024,713	1,237,901	218,786,812	191,994,398

On issue at January 1, 2019	220,024,713	1,237,901	218,786,812	218,786,812
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	3,708,315	(3,708,315)	(2,757,641)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at December 31, 2019	220,024,713	4,946,216	215,078,497	216,029,171
Diluted earnings per share
For the twelve months ended December 31, 2019, the diluted earnings per share (in USD) amount to 0.52 (2018: (0.57) and 2017: 0.01). At December 31, 2019, December 31, 2018 and December 2017, 236,590 options issued under the LTIP 2015 were excluded from the calculation of the diluted weighted average number of shares because these 236,590 options were out-of-the money and have been considered as anti-dilutive.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 15 - Earnings per share (Continued)

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	2019	2018	2017
Weighted average of ordinary shares outstanding (basic)	216,029,171	191,994,398	158,166,534

Effect of Share-based Payment arrangements	—	—	130,523

Weighted average number of ordinary shares (diluted)	216,029,171	191,994,398	158,297,057
There are no more remaining outstanding instruments at December 31, 2019 and December 31, 2018 which can give rise to dilution, except for the Euronav stock options of LTIP 2015.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 16 - Interest-bearing loans and borrowings

(in thousands of USD)	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	157,180	—	—	—	157,180
Between 1 and 5 years	496,550	147,619	—	—	644,169
More than 1 year	653,730	147,619	—	—	801,349
Less than 1 year	47,361	—	—	50,010	97,371
At January 1, 2018	701,091	147,619	—	50,010	898,720

New loans	973,550	—	—	447,810	1,421,360
Scheduled repayments	(84,493)	—	—	(435,213)	(519,706)
Early repayments (Note 25)	(825,691)	(205,710)	—	—	(1,031,401)
Acquisitions through business combinations (Note 25)	1,106,736	205,710	—	—	1,312,446
Other changes (Note 25)	(311,191)	547	—	—	(310,644)
Translation differences	—	—	—	(2,265)	(2,265)
Balance at December 31, 2018	1,560,002	148,166	—	60,342	1,768,510

More than 5 years	433,662	—	—	—	433,662
Between 1 and 5 years	987,803	148,166	—	—	1,135,969
More than 1 year	1,421,465	148,166	—	—	1,569,631
Less than 1 year	138,537	—	—	60,342	198,879
Balance at December 31, 2018	1,560,002	148,166	—	60,342	1,768,510

	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	433,662	—	—	—	433,662
Between 1 and 5 years	987,803	148,166	—	—	1,135,969
More than 1 year	1,421,465	148,166	—	—	1,569,631
Less than 1 year	138,537	—	—	60,342	198,879
At January 1, 2019	1,560,002	148,166	—	60,342	1,768,510

New loans	986,755	50,500	498	896,145	1,933,898
Adoption IFRS 16	—	—	105,238	—	105,238

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 16 - Interest-bearing loans and borrowings (Continued)

Scheduled repayments	(92,651)	—	(30,214)	(708,135)	(831,000)
Early repayments	(1,225,747)	—	—	—	(1,225,747)
Other changes	(4,908)	(95)	—	—	(5,003)
Translation differences	—	—	102	(1,139)	(1,037)
Balance at December 31, 2019	1,223,451	198,571	75,624	247,213	1,744,859

More than 5 years	628,711	—	1,652	—	630,363
Between 1 and 5 years	545,233	198,571	41,509	107,978	893,291
More than 1 year	1,173,944	198,571	43,161	107,978	1,523,654
Less than 1 year	49,507	—	32,463	139,235	221,205
Balance at December 31, 2019	1,223,451	198,571	75,624	247,213	1,744,859
The amounts shown under "New Loans" and "Early Repayments" include drawdowns and repayments under revolving credit facilities during the year.
Bank Loans
On October 13, 2014, the Group entered into a $340.0 million senior secured credit facility with a syndicate of banks. Borrowings under this facility were used to partially finance the acquisition of the four (4) modern Japanese built VLCC vessels ('the VLCC Acquisition Vessels') from Maersk Tankers Singapore Pte Ltd and to repay $153.1 million of outstanding debt and retire the Group's $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by seven of our wholly-owned vessels. On October 22, 2014 a first drawdown under this facility was made to repay a former $300 million secured loan facility, followed by additional drawdowns on December 22, 2014 and December 23, 2014 for an amount of 60.3 million and 50.3 million following the delivery of the Hojo and Hakone respectively. On March 3, 2015 and April 13, 2015 additional drawdowns of 53.4 million and 50.4 million were made following the delivery of the Hirado and Hakata respectively. Following the sale of the Suezmax Felicity in January 2019, the total revolving credit facility was reduced by $13.6 million and an early repayment of $7.3 million. As of December 31, 2019 and December 31, 2018, the outstanding balance on this facility was $43.4 million and $184.8 million, respectively.
On August 19, 2015, the Group entered into a $750.0 million senior secured amortizing revolving credit facility with a syndicate of banks. The facility is available for the purpose of (i) refinancing 21 vessels; (ii) financing four newbuilding VLCCs vessels as well as (iii) Euronav's general corporate and working capital purposes. The credit facility will mature on 1 July 2022 and carries a rate of LIBOR plus a margin of 195 bps. As of December 31, 2019 and December 31, 2018, the outstanding balance under this facility was $130.0 million and $165.0 million, respectively. This facility is currently secured by 17 of our wholly-owned vessels.
On November 9, 2015, the Group entered into a $60.0 million unsecured revolving credit facility which will mature on November 9, 2020 carrying a rate of LIBOR plus a margin of 2.25%. As of December 31, 2019 and December 31, 2018, there was no outstanding balance under this facility.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 16 - Interest-bearing loans and borrowings (Continued)

On December 16, 2016, the Group entered into a $409.5 million senior secured amortizing revolving credit facility for the purpose of refinancing 11 vessels as well as Euronav's general corporate purposes. The credit facility was used to refinance the $500 million senior secured credit facility dated March 25, 2014 and will mature on January 31, 2023 carrying a rate of LIBOR plus a margin of 2.25%. Following the sale and lease back of the VLCC Nautica, Nectar and Noble in December 2019, the total revolving credit facility was reduced by $56.9 million. As of December 31, 2019 and December 31, 2018, the outstanding balance on this facility was $90.0 million and $150.0 million, respectively. The credit facility is secured by 8 vessels.
On January 30, 2017, the Group signed a loan agreement for a nominal amount of $110.0 million with the purpose of financing the Ardeche and the Aquitaine, as mentioned in Note 8. On April 25, 2017, following a successful syndication, the loan was replaced with a new Korean Export Credit facility for a nominal amount of $108.5 million with Korea Trade Insurance Corporation or “K-sure” as insurer. The new facility is comprised of (i) a $27.1 million commercial tranche, which bears interest at LIBOR plus a margin of 1.95% per annum and (ii) a $81.4 million tranche insured by K-sure which bears interest at LIBOR plus a margin of 1.50% per annum. The facility is repayable over a term of 12 years, in 24 installments at successive six month intervals, each in the amount of $3.6 million together with a balloon installment of $21.7 million payable with the 24th installment on January 12, 2029. The K-sure insurance premium and other related transaction costs for a total amount of $3.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2019 and December 31, 2018, the outstanding balance on this facility was $90.5 million and $97.7 million, respectively in aggregate. This facility is secured by the VLCCs the Ardeche and the Aquitaine. The facility agreement also contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.
On March 22, 2018, the Group signed a senior secured credit facility for an amount of $173.6 million with Kexim, BNP and Credit Agricole Corporate and Investment bank acting also as Agent and Security Trustee. The purpose of the loan was to finance up to 70 per cent of the aggregate contract price of the four Ice Class Suezmax vessels that were delivered over the course of 2018. The new facility was comprised of (i) a $69.4 million commercial tranche, which bears interest at LIBOR plus a margin of 2.0% per annum and (ii) a $104.2 million ECA tranche which bears interest at LIBOR plus a margin of 2.0% per annum. The commercial tranche is repayable by 24 equal consecutive semi-annual installments, each in the amount of $0.6 million per vessel together with a balloon installment of $3.5 million payable with the 24th and last installment on August 24, 2030. The ECA tranche is repayable by 24 consecutive semi-annual installments, each in the amount of $1.1 million per vessel and last installment on August 24, 2030. Transaction costs for a total amount of $1.6 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2019 and December 31, 2018, the outstanding balance on this facility was $156.9 million and $170.2 million, respectively. Lenders of the facility have a put option on the 7th anniversary of the facility, for which a notice has to be served 13 months in advance requesting a prepayment of their remaining contribution. After receiving notice, the Group will have to either repay the relevant contribution on the 7th year anniversary or to transfer this contribution to another acceptable lender. The put option can only be exercised if the employment of the vessel at that time is not satisfactory to the lenders.

As a result of the business combination on June 12, 2018, Euronav assumed the $633.5 million senior secured loan facility from Gener8 Maritime Inc. This facility provided for term loans up to the aggregate approximate amount of $963.7 million, which is comprised of a tranche of term loans to be made available by a syndicate of commercial lenders up to the aggregate approximate amount of $282.0 million (the “Commercial Tranche”), a tranche of term loans to be fully guaranteed by the Export-Import Bank of Korea (“KEXIM”) up to the aggregate approximate amount of up to $139.7 million (the “KEXIM Guaranteed Tranche”), a tranche of term loans to be made available by KEXIM up to the aggregate approximate amount of $197.4 million (the “KEXIM Funded Tranche”) and a tranche of term loans insured by Korea Trade Insurance Corporation (“K-Sure”) up to the aggregate approximate amount of $344.6 million (the “K-Sure Tranche”). The Commercial Tranche with a final maturity on September 28, 2022, bears interest at LIBOR plus a margin of 2.75% per annum and is reduced in 10 remaining installments of consecutive three-month interval and a balloon repayment at maturity in 2022. The KEXIM Guaranteed Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.50% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The KEXIM Funded Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 2.60% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The K-Sure Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.70% per annum and is reduced in 39 remaining installments of consecutive three-month interval. This facility was secured by 13 of our wholly-owned vessels. As of December 31, 2018, the outstanding balance on this facility was $604.8 million in aggregate. On September 26, 2019, the Group repaid this facility in full ($561.6 million) using a portion of the borrowings under our new $700.0 million Senior Secured Credit Facility.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 16 - Interest-bearing loans and borrowings (Continued)

As a result of the business combination on June 12, 2018, Euronav assumed the $581.0 million senior secured loan facility from Gener8 Maritime Inc. This facility with a final maturity on September 3, 2020 bears interest at LIBOR plus a margin of 3.75% per annum and was reduced in 9 remaining installments of consecutive six-month interval and a final $77.4 million repayment is due at maturity in 2020. This facility was secured by 10 of our wholly-owned vessels and a pledge of certain of our and Gener8 Maritime Sub II vessel owning subsidiaries’ respective bank accounts. On September 17, 2018, the Group repaid this facility in full ($ -139.7 million) using a portion of the borrowings under the new $200.0 million senior secured credit facility.

On September 7, 2018, the Group signed a senior secured credit facility for an amount of $200.0 million. The Group used the proceeds of this facility to refinance all remaining indebtedness under the $581.0 million senior secured loan facility, the $67.5 million secured loan facility (Larvotto), and the $76.0 million secured loan facility (Fiorano). This facility is secured by 9 of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.0 million repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.0% per annum plus applicable mandatory costs. As of December 31, 2019 and December 31, 2018, the outstanding balance on this facility was $100.0 million and $200.0 million, respectively.

On June 27, 2019, the Group entered into a $100.0 million senior secured amortizing revolving credit facility with a syndicate of banks of which ABN Amro Bank also acting as Coordinator, Agent and Security Trustee. The facility, secured by the Oceania and the bunker inventory bought in anticipation of the new legislation starting in January 1, 2020, will mature on December 31, 2021 and carries a rate of LIBOR plus a margin of 2.10%. As of December 31, 2019, the outstanding balance on this facility was $70.0 million.

On August 28, 2019, the Group entered into a $700.0 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA acting as Agent and Security Trustee for the purpose of refinancing all remaining indebtedness under the $633.5 million senior secured loan facility. The credit facility will mature on January 31, 2026 carrying a rate of LIBOR plus margin of 1.95%. The facility is secured by 13 of our wholly-owned vessels. As of December 31, 2019, the outstanding balance on this facility was $560.0 million.

Undrawn borrowing facilities
At December 31, 2019, Euronav and its fully-owned subsidiaries have undrawn credit line facilities amounting to $753.1 million committed for at least one year (2018: $498.9 million).

Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 16 - Interest-bearing loans and borrowings (Continued)

(in thousands of USD)				December 31, 2019			December 31, 2018
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels loan 192M	USD	libor +2.25%	2021	43,447	43,447	42,859	79,762	79,762	78,746
Secured vessels Revolving loan 148M*	USD	libor +2.25%	2021	133,962	—	—	147,559	105,000	105,000
Secured vessels Revolving loan 750M*	USD	libor +1.95%	2022	322,340	130,000	128,205	395,289	165,000	162,002
Secured vessels Revolving loan 409.5M*	USD	libor +2.25%	2023	212,459	90,000	88,328	316,060	150,000	147,541
Secured vessels loan 27.1M	USD	libor +1.95%	2029	26,007	26,007	25,389	26,459	26,459	24,711
Secured vessels loan 81.4M	USD	libor +1.50%	2029	64,452	64,452	62,970	71,236	71,236	70,507
Secured vessels loan 69.4M	USD	libor + 2.0%	2030	63,635	63,635	63,635	68,263	68,263	68,263
Secured vessels loan 104.2M	USD	libor +2.0%	2030	93,283	93,283	92,035	101,961	101,961	100,490
Secured vessels loan 89.7M	USD	libor +1.5%	2029	—	—	—	85,295	85,295	85,295
Secured vessels loan 221.4M	USD	libor +1.7%	2029	—	—	—	210,459	210,459	210,459
Secured vessels loan 126.8M	USD	libor +2.6%	2029	—	—	—	120,553	120,553	120,553
Secured vessels loan 195.7M	USD	libor +2.75%	2022	—	—	—	188,481	188,481	188,481
Secured vessels Revolving loan 200.0M*	USD	libor +2.0%	2025	174,344	100,000	98,445	200,000	200,000	197,955
Secured vessels Revolving loan 100.0M*	USD	libor +2.1%	2021	100,000	70,000	69,043	—	—	—
Secured vessels Revolving loan 700.0M*	USD	libor +1.95%	2026	700,000	560,000	552,542	—	—	—
Unsecured bank facility 60M	USD	libor +2.25%	2020	60,000	—	—	60,000	—	—
Total interest-bearing bank loans				1,993,929	1,240,824	1,223,451	2,071,375	1,572,467	1,560,002
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.
* The total amount available under the revolving loan Facilities depends on the total value of the fleet of tankers securing the facility.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 16 - Interest-bearing loans and borrowings (Continued)

Other notes

(in thousands of USD)				December 31, 2019			December 31, 2018
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	7.50%	2022	200,000	200,000	198,571	150,000	150,000	148,166
Total other notes				200,000	200,000	198,571	150,000	150,000	148,166

On June 14, 2019, the Group successfully completed a tap issue of $50 million under its existing senior unsecured bonds. The bonds have the same maturity date and carry the same coupon of 7.50%. The tap issue was priced at 101% of par value. Arctic Securities AS, DNB Markets and Nordea acted as joint lead managers in connection with the placement of the tap issue. The related transaction costs of $675,000 are amortized over the lifetime of the instrument using the effective interest rate method as well as the above par issuance of $500,000.

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC has been appointed as an additional dealer in the agreement and the maximum amount has been increased from 50 million Euro to 150 million Euro. As of December 31, 2019, the outstanding amount was $122.8 million or 109.3 million Euro (December 31, 2018: $ 60.3 million or 52.7 million Euro). The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The company enters into FX forward contracts to manage the currency risks related to these instruments issued in Euro compared to the USD Group functional currency. The FX contracts have the same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On December 31, 2019, the fair value of these forward contracts amounted to $1.3 million.

On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. At the end of the bareboat contract, the vessels will be redelivered to their new owners. Euronav may, at any time on and after the 1st anniversary, notify the owners by serving an irrevocable written notice at least three months prior to the proposed purchase option date of the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2019

Less than one year	22,853
Between one and five years	79,211
Total future lease payables	102,064

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 16 - Interest-bearing loans and borrowings (Continued)

Transaction and other financial costs
The heading 'Other changes' in the first table of this footnote reflects the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortization of such costs. In 2019, the Group recognized $4.7 million of amortization of financing costs. The Group recognized $0.7 million of directly attributable transaction costs as a deduction from the fair value of the $50.0 million tap issue under its existing senior unsecured bonds entered into June 14, 2019, $1.2 million of directly attributable transaction costs as a deduction from the fair value of the $100.0 million senior secured amortizing loan facility entered into June 27, 2019 and $7.8 million of directly attributable transaction costs as a deduction from the fair value of the $700.0 million senior secured amortizing loan facility entered into August 28, 2019.
Interest expense on financial liabilities measured at amortized cost increased during the year ended December 31, 2019, compared to 2018 (2019: $ -84.4 million, 2018: $ -68.0 million). This increase was attributable to an increase in the average outstanding debt during the year as a result of the merger with Gener8 Maritime Inc. combined with increased interest rates. Other financial charges increased in 2019 compared to 2018 (2019: $ -7.5 million, 2018: $ -6.8 million) which was primarily attributable to commitment fees paid for available credit lines.
Interest on lease liabilities ($: -4.8 million) were recognized due to the adoption of IFRS 16 on January 1, 2019 (see Note 1.18).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 16 - Interest-bearing loans and borrowings (Continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities			Equity
	Loans and borrowings	Other Notes	Other borrowings	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Restated balance at January 1, 2018	701,091	147,619	50,010	1,388,273	568	(16,102)	471,877	2,743,336

Changes from financing cash flows
Proceeds from loans and borrowings (Note 16)	973,550	—	—	—	—	—	—	973,550
Proceeds from issue of other borrowings (Note 16)	—	—	10,332	—	—	—	—	10,332
Proceeds from sale of treasury shares (Note 14)	—	—	—	—	—	5,406	(3,112)	2,294
Purchase treasury shares (Note 14)	—	—	—	—	—	(3,955)	—	(3,955)
Transaction costs related to loans and borrowings (Note 16)	(3,849)	—	—	—	—	—	—	(3,849)
Repayment of borrowings (Note 16)	(910,184)	(205,710)	—	—	—	—	—	(1,115,894)
Dividend paid	—	—	—	—	—	—	(22,643)	(22,643)
Total changes from financing cash flows	59,517	(205,710)	10,332	—	—	1,451	(25,755)	(160,165)

Other changes
Liability-related
Acquisitions through business combinations (Note 25)	1,106,736	205,710	—	—	—	—	—	1,312,446
Sale of loans through disposal of subsidiaries (Note 25)	(310,968)	—	—	—	—	—	—	(310,968)
Amortization of transaction costs (Note 16)	3,626	547	—	—	—	—	—	4,173
Total liability-related other changes	799,394	206,257	—	—	—	—	—	1,005,651
Total equity-related other changes (Note 14)	—	—	—	553,424	(2,855)	—	(110,358)	440,211

Balance at December 31, 2018	1,560,002	148,166	60,342	1,941,697	(2,287)	(14,651)	335,764	4,029,033

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 16 - Interest-bearing loans and borrowings (Continued)

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Restated balance at January 1, 2019	1,560,002	148,166	60,342	105,736	1,941,697	(2,287)	(14,651)	335,764	4,134,769

Changes from financing cash flows
Proceeds from loans and borrowings (Note 16)	986,755	50,500	—	—	—	—	—	—	1,037,255
Proceeds from issue of other borrowings (Note 16)	—	—	62,446	—	—	—	—	—	62,446
Proceeds from sale of treasury shares (Note 14)	—	—	—	—	—	—	—	—	—
Purchase treasury shares (Note 14)	—	—	—	—	—	—	(30,965)	—	(30,965)
Proceeds from sale and leaseback agreement (Note 16)	—	—	124,425	—	—	—	—	—	124,425
Transaction costs related to loans and borrowings (Note 16)	(9,046)	(675)	—	—	—	—	—	—	(9,721)
Repayment of borrowings (Note 16)	(1,318,398)	—	—	—	—	—	—	—	(1,318,398)
Repayment of lease liabilities (Note 16)	—	—	—	(30,214)	—	—	—	—	(30,214)
Dividend paid	—	—	—	—	—	—	—	(26,015)	(26,015)
Total changes from financing cash flows	(340,689)	49,825	186,871	(30,214)	—	—	(30,965)	(26,015)	(191,187)

Other changes
Liability-related
Amortization of transaction costs (Note 16)	4,138	674	—	—	—	—	—	—	4,812
Amortization of above par issuance (Note 16)	—	(94)	—	—	—	—	—	—	(94)
Translation differences (Note 16)	—	—	—	102	—	—	—	—	102
Total liability-related other changes	4,138	580	—	102	—	—	—	—	4,820
Total equity-related other changes (Note 14)	—	—	—	—	—	(1,996)	—	110,309	108,313

Balance at December 31, 2019	1,223,451	198,571	247,213	75,624	1,941,697	(4,283)	(45,616)	420,058	4,056,715

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 17 - Employee benefits
The amounts recognized in the balance sheet are as follows:

(in thousands of USD)	December 31, 2019	December 31, 2018	December 31, 2017
NET LIABILITY AT BEGINNING OF PERIOD	(4,336)	(3,984)	(2,846)
Recognized in profit or loss	(2,589)	(616)	(827)
Recognized in other comprehensive income	(1,223)	120	64
Foreign currency translation differences	54	144	(375)
NET LIABILITY AT END OF PERIOD	(8,094)	(4,336)	(3,984)

Present value of funded obligation	(4,298)	(3,538)	(3,537)
Fair value of plan assets	3,241	2,970	2,760
	(1,057)	(568)	(777)
Present value of unfunded obligations	(7,037)	(3,768)	(3,207)
NET LIABILITY	(8,094)	(4,336)	(3,984)

Amounts in the balance sheet:
Liabilities	(8,094)	(4,336)	(3,984)
Assets	—	—	—
NET LIABILITY	(8,094)	(4,336)	(3,984)
Liability for defined benefit obligations
The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement.
One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plans - are uninsured and unfunded. The unfunded obligations include provisions in respect of LTIP 2016, LTIP 2017, LTIP 2018 and TBIP 2019 (see Note 14).
The Group expects to contribute the following amount to its defined benefit pension plans in 2020: $49,596.
The valuation used for the defined contribution plans is the Projected Unit Credit Cost as prescribed by IAS 19 R.

The Group expects to contribute the following amount to its defined contribution pension plans in 2020: $355,511.

Note 18 - Trade and other payables

(in thousands of USD)	December 31, 2019	December 31, 2018
Advances received on contracts in progress, between 1 and 5 years	414	402
Derivatives	3,395	1,049
Total non-current other payables	3,809	1,451
Trade payables	22,737	16,266
Accrued expenses	45,997	42,524
Accrued payroll	3,313	5,595
Dividends payable	123	146
Accrued interest	3,924	10,833
Deferred income	17,783	7,754
Other payables	333	4,107
Derivatives	198	—
Total current trade and other payables	94,408	87,225
The non-current derivatives relate to the interest rate swap derivatives in connection to the $173.6 million facility related to the two Suezmaxes Cap Quebec and Cap Pembroke. The increase relates to the increase in the fair value of these instruments (see note 14).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

The increase in trade payables is due to a higher number of outstanding invoices mainly related to the sale and leaseback transaction at the end of 2019 and bunkers.

The decrease in accrued interest is related to the interest payment schedule of the new $700.0 million credit facility entered into 2019 versus the payment schedule of the $633.5 million facility that was repaid in the course of 2019.

The increase in deferred income is due to a higher number of vessels on time charter as of December 31, 2019 compared to December 31, 2018.

The current derivative relate to the IRS acquired through the acquisition of Gener8 Maritime Inc. (see Note 14).

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

Note 19 - Financial instruments - Fair values and risk management

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

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2018
Financial assets measured at fair value
Forward exchange contracts (Note 16)	484	—	—	484	—	484	—	484
Interest rate swaps (Note 10)	7,205	—	—	7,205	—	7,205	—	7,205
Forward cap contracts (Note 10)	725	—	—	725	—	725	—	725
	8,414	—	—	8,414

Financial assets not measured at fair value
Non-current receivables (Note 10)	—	30,728	—	30,728	—	—	26,047	26,047
Trade and other receivables * (Note 12)	—	263,186	—	263,186	—	—	—	—
Cash and cash equivalents (Note 13)	—	173,133	—	173,133	—	—	—	—
	—	467,047	—	467,047

Financial liabilities measured at fair value
Interest rate swaps (Note 18)	1,049	—	—	1,049	—	1,049	—	1,049
	1,049	—	—	1,049

Financial liabilities not measured at fair value
Secured bank loans (Note 16)		—	1,560,002	1,560,002	—	1,575,196	—	1,575,196
Unsecured other notes (Note 16)	—	—	148,166	148,166	144,156	—	—	144,156
Other borrowings (Note 16)	—	—	60,342	60,342	—	60,342	—	60,342
Trade and other payables * (Note 18)		—	79,442	79,442	—	—	—	—
Advances received on contracts (Note 18)		—	402	402	—	—	—	—
		—	1,848,354	1,848,354

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2019
Financial assets measured at fair value
Forward exchange contracts (Note 16)	1,306	—	—	1,306	—	1,306	—	1,306
Interest rate swaps (Note 12)	5	—	—	5	—	5	—	5
Forward cap contracts (Note 12)	52	—	—	52	—	52	—	52
	1,363	—	—	1,363

Financial assets not measured at fair value
Non-current receivables (Note 10)	—	62,474	—	62,474	—	—	52,591	52,591
Lease receivables (Note 10)	—	8,609	—	8,609	—	9,961	—	9,961
Trade and other receivables * (Note 12)	—	286,447	—	286,447	—	—	—	—
Cash and cash equivalents (Note 13)	—	296,954	—	296,954	—	—	—	—
	—	654,484	—	654,484

Financial liabilities measured at fair value
Interest rate swaps (Note 18)	3,593	—	—	3,593	—	3,593	—	3,593
	3,593	—	—	3,593

Financial liabilities not measured at fair value
Secured bank loans (Note 16)	—	—	1,223,451	1,223,451	—	1,235,770	—	1,235,770
Unsecured other notes (Note 16)	—	—	198,571	198,571	206,700	—	—	206,700
Other borrowings (Note 16)	—	—	247,213	247,213	—	247,213	—	247,213
Lease liabilities (Note 16)	—	—	75,624	75,624	—	70,074	—	70,074
Trade and other payables * (Note 18)	—	—	76,391	76,391	—	—	—	—
Advances received on contracts (Note 18)	—	—	414	414	—	—	—	—
	—	—	1,821,664	1,821,664

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 12), deferred income and VAT payables (included in other payables) (see Note 18), which are not financial assets (liabilities) are not included.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2022, and the trading price on December 31, 2019. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

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
Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Non-current receivables (consisting primarily of shareholders' loans)	Discounted cash flow	Discount rate and forecasted cash flows
Lease receivables	Discounted cash flow	Discount rate
Other financial liabilities (consisting of secured and unsecured bank loans and lease liabilities)	Discounted cash flow	Discount rate
Other financial notes (consisting of unsecured notes)	List price	Not applicable

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2018 and 2019.
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
Credit risk
Trade and other receivables
The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. All trade and other receivables were with oil majors within the same industry but with a geographic spread and a different business focus. However, based on past experience, there was little or no impact on doubtful amounts. In particular, the one client representing 7% each of the Tankers segment's total revenue in 2019 (see Note 2) only represented 3.82% of the total trade and other receivables at December 31, 2019 (2018: one client representing 0.54%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
The ageing of current trade and other receivables is as follows:

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

(in thousands of USD)	2019	2018
Not past due	246,422	240,534
Past due 0-30 days	35,036	19,463
Past due 31-365 days	21,020	20,169
More than one year	6,509	3,299
Total trade and other receivables	308,987	283,465
Past due amounts are not impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2019 47.45% (2018: 52.24%) of the total current trade and other receivables relate to TI Pool. TI Pool is paid after completion of the voyages which only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness historically has been high. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.
Non-current receivables
Non-current receivables mainly consist of shareholder's loans to joint ventures (see Note 10). As at December 31, 2019 and December 31, 2018, these receivables had no maturity date, except for the shareholder loans to Bari Shipholding Ltd. and Bastia Shipholding Ltd. which have a maturity date in 2024, and were not credit impaired as there is no credit risk exposure for the Group.
Cash and cash equivalents
The Group held cash and cash equivalents of $297.0 million at December 31, 2019 (2018: $173.1 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 13).
Derivatives
Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.
Guarantees
The Group's policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 31, 2018, the Group has issued a guarantee to certain banks in respect of the new credit facilities entered into 2018 which were granted to 2 joint ventures (see Note 26). At December 31, 2019, these guarantees towards joint ventures were still outstanding but have not been called upon. At December 30, 2019, the Group issued a guarantee to the buyer of the three VLCCs in relation to the sale and leaseback transaction (see Note 16) whereby the VLCCs were leased back in a subsidiary under a 54-months bareboat contract.
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

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

The following are the remaining contractual maturities of financial liabilities:

	Contractual cash flows December 31, 2018
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 16)	1,708,168	2,034,794	364,122	1,176,317	494,355
Other borrowings (Note 16)	60,342	60,342	60,342
Current trade and other payables * (Note 18)	79,442	79,442	79,442	—	—
	1,847,952	2,174,578	503,906	1,176,317	494,355

Derivative financial liabilities
Interest rate swaps (Note 18)	1,049	2,627	461	1,628	538
Forward exchange contracts (Note 18)	—	—	—	—	—
	1,049	2,627	461	1,628	538

	Contractual cash flows December 31, 2019
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 16)	1,422,022	1,697,327	110,720	905,302	681,305
Other borrowings (Note 16)	247,213	268,661	145,640	123,020.9	—
Lease liabilities (Note 16)	75,624	79,873	35,525	42,667	1,681
Current trade and other payables * (Note 18)	76,589	76,589	76,589	—	—
	1,821,448	2,122,450	368,474	1,070,990	682,986

Derivative financial liabilities
Interest rate swaps (Note 18)	3,593	3,300	758	2,432	110
Forward exchange contracts (Note 18)	—	—	—	—	—
	3,593	3,300	758	2,432	110
* Deferred income and VAT payables (included in other payables) (see Note 18), which are not financial liabilities, are not included.
The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. For more details on these covenants, please see "capital management" below.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.
Market risk
Tanker market risk
The spot tanker freight market is a highly volatile global market and the Group predicting what the market will be, involves significant uncertainty. The Group has a strategy of operating the majority of its fleet on the spot market but tries to keep a certain part of the fleet under fixed time charter contracts. The proportion of vessels operated on the spot will vary according to the many factors affecting both the spot and fixed time charter contract markets.

Every increase (decrease) of $1,000 on the spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)	2019		2018		2017
	Profit or loss		Profit or loss		Profit or loss
	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	22,601	(22,581)	19,332	(19,323)	13,420	(13,420)
Interest rate risk
Euronav interest rate management general policy is to borrow at floating interest rates based on LIBOR plus a margin. The Euronav Corporate Treasury Department monitors the Group's interest rate exposure on a regular basis. From time to time and under the responsibility of the Chief Financial Officer, different strategies to reduce the risk associated with fluctuations in interest rates can be proposed to the Board of Directors for their approval. The Group hedges part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group may use interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2019 and December 31, 2018, the Group had such instruments in place and approximately 50% of the floating interest rates have been hedged.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

(in thousands of USD)	2019	2018
FIXED RATE INSTRUMENTS
Financial assets	37,163	—
Financial liabilities	398,620	148,166
	435,783	148,166

VARIABLE RATE INSTRUMENTS
Financial liabilities	1,346,239	1,620,344
	1,346,239	1,620,344
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

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease
December 31, 2017
Variable rate instruments	(4,685)	4,685	—	—
Interest rate swaps	—	—	—	—
Cash Flow Sensitivity (Net)	(4,685)	4,685	—	—

December 31, 2018
Variable rate instruments	(4,238)	4,238	—	—
Interest rate swaps	—	—	6,201	(6,116)
Cash Flow Sensitivity (Net)	(4,238)	4,238	6,201	(6,116)

December 31, 2019
Variable rate instruments	(6,195)	6,195	—	—
Interest rate swaps	—	—	1,553	(1,433)
Cash Flow Sensitivity (Net)	(6,195)	6,195	1,553	(1,433)

Currency risk
The Group policy is to monitor its material non-functional currency transaction exposure so as to allow for natural coverage (revenues in the same currency than the expenses) whenever possible. When natural coverage is not deemed reasonably possible (for example for long term commitments), the Company manages its material non-functional currency transaction exposure on a case-by-case basis, either by entering into spot foreign currency transactions, foreign exchange forward, swap or option contracts. The Group’s exposure to currency risk is related to its operating expenses expressed in Euros and to Treasury Notes denominated in Euros. In 2019 about 12.5% (2018: 12.9% and 2017: 16.5%) of the Group's total operating expenses were incurred in Euros. Revenue and borrowings are expressed in USD only, except for instruments issued under the Treasury Notes Program (Note 16).

(in thousands of USD)	December 31, 2019		December 31, 2018		December 31, 2017
	EUR	USD	EUR	USD	EUR	USD
Trade payables	(4,002)	(18,735)	(6,311)	(9,955)	(7,891)	(11,383)
Operating expenses	(95,278)	(666,469)	(89,761)	(608,754)	(89,289)	(452,113)
Treasury Notes	122,788	—	(60,342)	—	(50,010)	—
For the average and closing rates applied during the year, we refer to Note 27.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

Sensitivity analysis
A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2019	2018	2017
Equity	437	491	211
Profit or loss	(9,952)	(7,888)	(7,113)
A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect to the amounts shown above, on the basis that all the other variables remain constant.
Cash flow hedges
At December 31, 2019, the Group held the following instruments to hedge exposures to changes in interest rates.

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(23,469)	(23,261)	(176,598)
Average fixed interest rate	1.99%	2.00%	2.96%

At December 31, 2018, the Group held the following instruments to hedge exposures to changes in interest rates.

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(23,895)	(23,921)	(199,565)
Average fixed interest rate	1.95%	1.95%	1.95%

At December 31, 2019 and December 31, 2018, the Group had 2 forward interest cap options with a notional amount of $200.0 million starting on October 1, 2020.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

The amounts at the reporting date relating to items designated as hedged items were as follows.

	December 31, 2019		December 31, 2018
(in thousands of USD)	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve

Interest rate risk
Variable-rate instruments	1,205	(3,396)	2,191	(2,191)
Cap option	680	(1,187)	507	(507)

The amounts relating to items designated as hedging instruments and hedge ineffectiveness were as follows.

	2019				During the period 2019
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	506,603	5	3,593	Trade and other receivables, non-current and current other payables	(1,205)	(4,943)	Finance expenses
Forward cap options	200,000	52	—	Trade and other receivables	(680)	—	Finance expenses

	2018				During the period 2018
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	707,871	7,205	1,049	Receivables, other payables	(2,191)	(2,783)	Finance expenses
Forward cap options	200,000	725	—	Receivables	(507)	(7)	Finance expenses

During 2018, no amounts were reclassified from hedging reserve to profit or loss. During 2019, $4.9 million was reclassified from hedging reserve to profit or loss.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting.

(in thousands of USD)	Hedging reserve

Balance at January 1, 2019	(2,698)
Cash flow hedges
Change in fair value interest rate risk	(1,885)
Balance at December 31, 2019	(4,583)

Balance at January 1, 2018	—
Cash flow hedges
Change in fair value interest rate risk	(2,698)
Balance at December 31, 2018	(2,698)

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

•
an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of the Group's total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;

•	an amount of cash of at least $30.0 million; and

•	a ratio of Stockholders' Equity to Total Assets of at least 30%
Further, the Group's loan facilities generally include an asset protection clause whereby the fair market value of collateral vessels should be at least 125% of the aggregate principal amount outstanding under the respective loan.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

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

As of December 31, 2019, December 31, 2018 and December 31, 2017, the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2019, as described above:

1.	current assets on a consolidated basis (including available credit lines of $693.1 million) exceeded current liabilities by $1,179.3 million

2.	aggregated cash was $1,050.1 million

3.	cash was $297.0 million

4.	ratio of Stockholders' Equity to Total Assets was 55.5%
The Company updated the guidance to its dividend policy and will target each quarter, applicable as of the first quarter 2020, to return 80% of the net income (including the fixed element of $3 cents per quarter) to shareholders. This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at share buyback as an alternative if it believes more value can be created for shareholders.

Table of contentsEURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Financial instruments - Fair values and risk management (Continued)

In line with the current policy, the calculation will not include capital gains (reserved for fleet renewal) but will include capital losses and the policy will at all times be subject to freight market outlook, company balance sheet and cyclicality along with other factors and regulatory requirements.
As part of its capital allocation strategy, Euronav has the option of buying its own shares back should the Board and Management believe that there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of $0.12 per share paid each year. On December 31, 2019, the Company had purchased 3,708,315 of its own shares on Euronext Brussels. Following these transactions, the Company owned 4,946,216 own shares (2.25% of the total outstanding shares) at year-end.

Commodity risk
The Group has been purchasing compliant bunker fuel for the future consumption by its vessels. In order to fix the price of the fuel bought the company has used swaps and futures to hedge the risk between decision of buying the fuel and receiving and paying the cargo. These swaps and futures were designated as cash flow hedges of the variability in the price of bunker between the order date and the fixing date. At year-end, all fuel was received. The Group remain exposed to the risk of decrease in bunker fuel on the spot market.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Operating leases (Continued)

Note 20 - Leases
Leases as lessee (IFRS 16)
Future minimum lease payments
Previously, the Group classified its leases as operating leases under IAS 17. This includes operating leases for vessels under bare boat charters, office rental and company cars.

For the four bare boat charters for the vessels Nautilus, Nucleus, Neptun and Navarin, the Group recognized a right-of-use asset and lease liability which was the present value at January 1, 2019 of the future lease payments. The right-of-use asset, on January 1, 2019, was measured based on the transition option to align the value of the right of use asset to that of the lease liability. The right-of-use asset was adjusted for the effect of a previously deferred gain on the sale and leaseback of these vessels and is depreciated over the remaining lease term till December 15, 2021.

Under these leaseback agreements there is a seller's credit of $4.5 million of the sale price that becomes immediately due and payable by the owners upon sale of the vessel during the charter period and shall be paid out of the sales proceeds. It also becomes due to the extent of 50% of the (positive) difference between the fair market value of the vessels at the end of the leaseback agreements and $17.5 million (for the oldest VLCC) or $19.5 million (for the other vessels). Furthermore, the Group provided a residual guarantee to the owners in the aggregate amount of up to $20.0 million in total at the time of redelivery of the four vessels. The parties also agreed a profit split, if the vessel is sold at charter expiry they shall share the net proceeds of the sale, 75% for owners and 25% for charterers, between $26.5 million and $32.5 million (for the oldest VLCC) or between $28.5 million and $34.5 million (for the other vessels).
The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2019
Less than 1 year	32,903
Between 1 and 5 years	31,870
Total future lease payments	64,773
For the office leases in Belgium, France, Greece, Hong Kong, Singapore, UK and US, which have an average lease term till June 2022, the Group recognized a right-of-use asset and lease liability. The right-of-use asset was adjusted by the practical expedient impairment assessment based on the onerous contract analysis option. The right-of-use asset related to office leases was reduced by the lease receivable related to subleases that qualify as finance lease under IFRS 16.

The Group used the short-term lease exemption for all the lease contracts with a remaining lease term of less than one year. Accordingly, those lease payments were recognized as an expense and there was no impact on transition.

Information about leases for which the Group is a lessee is presented below.

Right-of-use assets

(in thousands of USD)	Bare boats	Office rental	Company cars	Total

Balance at January 1, 2019	83,698	3,711	189	87,598
Additions to right-of-use assets	—	—	653	653
Depreciation charge for the year	(28,287)	(900)	(78)	(29,265)
Derecognition of right-of-use assets	—	(78)	—	(78)

Balance at December 31, 2019	55,411	2,733	764	58,908

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Operating leases (Continued)

Amounts recognized in profit or loss

(in thousands of USD)

2019 - Leases under IFRS 16	2019
Interest on lease liabilities	(4,811)
Depreciation right-of-use assets	(29,265)
Expenses relating to short-term leases	(103)

2018 - Operating leases under IAS 17	2018
Lease expense	(34,598)
Sub-lease income presented in 'other operating income'	846

Amounts recognized in statement of cash flows

(in thousands of USD)	2019

Total cash outflow for leases	(30,214)
Total cash inflow for leases	1,251

Extension options

Some property leases contain extension options exercisable by the Group. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options, and reassesses if there is a significant event or significant changes in circumstances within its control.

The Group has estimated that the potential future lease payments, should it exercise the option, would result in an immaterial impact in the lease liabilities.

Leases as lessor
As a lessor the Group leases out some of its vessels under long-term time charter agreements. Further the Group subleases office space to third parties in certain leased offices of Euronav UK and Euronav MI II Inc (formerly Gener8 Maritime Inc.). The Group recognized at January 1, 2019 $11.4 million lease receivables related to sublease agreements that qualify as finance lease.

Vessels employed by the TI Pool do not meet the definition of a lease under IFRS 16 and accordingly are accounted for under IFRS 15 Revenue from Contracts with Customers.

For certain vessels employed under long-term time charter agreements, the adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. This did not have a material impact for the Group.

The following table sets out a maturity analysis of the lease receivables related to the subleased office space, showing the undiscounted sublease payments to be received after the reporting date.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 19 - Operating leases (Continued)

(in thousands of USD)	December 31, 2019
Less than 1 year	2,229
One to two years	2,304
Two to three years	2,335
Three to four years	1,890
Four to five years	1,689
More than 5 years	1,285
Total undiscounted lease receivables	11,776
The Group leases out some of its vessels under time charter agreements. The future undiscounted lease payments to be received are as follows:

(in thousands of USD)	December 31, 2019
Less than 1 year	184,157
Between 1 and 5 years	344,796
More than 5 years	27,362
Total future lease receivables	556,359
The amounts shown in the table above include the Group's share of leases of joint ventures. On some of the above mentioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 21 - Provisions and contingencies

(in thousands of USD)	Onerous contract	Total

Balance at January 1, 2018	—	—

Assumed in a business combination (Note 25)	5,303	5,303
Provisions used during the year	(38)	(38)
Balance at December 31, 2018	5,265	5,265

Non-current	4,288	4,288
Current	977	977
Total	5,265	5,265

Balance at January 1, 2019	5,265	5,265

Adoption IFRS 16	(3,049)	(3,049)
Provisions used during the year	(447)	(447)
Balance at December 31, 2019	1,769	1,769

Non-current	1,381	1,381
Current	388	388
Total	1,769	1,769

In 2004, Gener8 Maritime Subsidiary II Inc. entered into a non-cancellable lease for office space. This lease started on December 1, 2004 and would have expired on September 30, 2020. On July 14, 2015 this lease was extended for an additional 5 years until September 30, 2025. The facilities have been sub-let starting on December 1, 2018 for the remaining lease term, but changes in market conditions have meant that the rental income is lower than the rental expense. The obligation for the future payments, net of expected rental income, has been provided for. $3.0 million of the provision was reclassified to right-of-use assets as part of the adoption of IFRS 16 on January 1, 2019.

Furthermore, the Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardize the Group's financial position.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 22 - Related parties
Identity of related parties
The Group has a related party relationship with its subsidiaries (see Note 24) and equity-accounted investees (see Note 26) and with its directors and executive officers (see Note 23).
Transactions with key management personnel
The total amount of the remuneration paid in local currency to all non-executive directors for their services as members of the board and committees (if applicable) is as follows:

(in thousands of EUR)	2019	2018	2017
Total remuneration	1,101	1,035	1,015
The Nomination and Remuneration Committee annually reviews the remuneration of the members of the Executive Committee. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

(in thousands of EUR)	2019	2018	2017
Total fixed remuneration	1,579	1,231	1,176
of which
Cost of pension	80	39	35
Other benefits	81	75	58

Total variable remuneration	2,424	1,153	1,331
of which
Share-based payments	1,403	299	597
All amounts mentioned refer to the Executive Committee in its official composition throughout 2019.
The remuneration of the CEO can be summarized as follows:

(2019 in thousands of EUR, 2018 & 2017 in thousands of GBP)	2019	2018	2017
Total fixed remuneration	5,754	537	407
of which
Cost of pension	7.4	—	—
Other benefits	26	40	13

Total variable remuneration	786	1,866	528
of which
Share-based payments	786	118	233
On February 12, 2015, the board of directors granted 236,590 options and 65,433 restricted stock units within the framework of a long term incentive plan. Vested stock options may be exercised until 13 years after the grant date. As of December 31, 2019, all the stock options remained outstanding but all RSUs were exercised in 2018 (see Note 14 and 23).
On February 2, 2016, the board of directors granted 54,616 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary and one-third was vested on the third anniversary (see Note 14 and 23).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 22 - Related parties (Continued)

On February 9, 2017 the board of directors granted 66,449 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary (see Note 14 and 23).
On February 16, 2018 the board of directors granted 154,432 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award (see Note 14 and 23).
On January 8, 2019 the board of directors granted 1,200,000 phantom stock units within the framework of a transaction based incentive plan ("TBIP"). After the resignation of the former CEO, 400,000 phantom stock units were waived. The contractual term of the TBIP offer is five years. A first tranche of 12% of the total number of phantom stock units vests on the date on which the Fair Market Value ("FMV") reaches $12 (decreased with the amount of dividend paid since grant, if any). A second tranche (16%) vests on the date the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any), a third tranche (25%) vests on the date the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the final tranche (44%) vests on the date the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any) (see Note 14 and 23). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date.
Relationship with CMB
In 2004, Euronav split from Compagnie Maritime Belge (CMB). CMB renders some administrative and general services to Euronav. In 2019 CMB invoiced a total amount of $1,336 (2018: $1,151 and 2017: $34,928).
In 2019, Euronav started up a project to develop software with CMB Technology to monitor fuel consumption performance of the Euronav fleet.

The Group purchased IMO 2020 compliant bunker fuel (low sulfur fuel oil) for future use by its vessels. A ruling was granted to include this activity under the tonnage tax regime. This ruling also provided that physical swaps can be executed. Discussions were started in 2019 to enter into such fuel swaps with the CMB Group. In 2019, one swap was entered into for 1,361 tons.

Properties
The Group leases office space in Belgium from Reslea N.V., an entity jointly controlled by CMB. Under this lease, the Group paid an annual rent of $290,858 in 2019 (2018: $185,326 and 2017: $179,079). This lease expires on August 31, 2021.
The Company subleases office space in its London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated 25 September 2014, with Tankers (UK) Agencies Limited, a 50-50 joint venture with International Seaways. Under this sublease, the Company received in 2019 a rent of $216,750 (2018: $227,089 and 2017: $218,894). This sublease expires on April 27, 2023.
Registration Rights
On January 28, 2015 the Group entered into a registration rights agreement with companies affiliated with our former Chairman,
Peter Livanos, or the Ceres Shareholders, and companies affiliated with our former Vice Chairman, Marc Saverys, or the Saverco Shareholders. At December 31, 2019, Peter Livanos was no longer a shareholder of the Company.

Pursuant to the registration rights agreement, each of the Saverco Shareholders as a group were able to piggyback on the others’ demand registration. The Saverco Shareholders were only treated as having made their request if the registration statement for such shareholder group’s shares was declared effective. Once Euronav is eligible to do so, commencing 12 calendar months after the Ordinary Shares had been registered under the Exchange Act, the Saverco Shareholders could require Euronav to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Saverco Shareholders could also exercise piggyback registration rights to participate in certain registrations of ordinary shares by Euronav. All expenses relating to the registrations, including the participation of Euronav's executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, can be borne by Euronav. The registration rights agreement also contained provisions relating to indemnification and contribution. There were no specified financial remedies for non-compliance with the registration rights agreement. At December 31, 2019, no rights were exercised by any of the parties under the registration rights agreement.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 22 - Related parties (Continued)

Transactions with subsidiaries and joint ventures
The Group has supplied funds in the form of shareholder's advances to some of its joint ventures at pre-agreed conditions (see below and Note 26).
On November 19, 2019, the Group entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Each 50%-50% joint venture acquired one Suezmax vessel. The JVs, Bari Shipholding Ltd and Bastia Shipholding Ltd, entered into various agreements including a secured term loan for $36.7 million and revolving credit for $3.0 million with Euronav Hong Kong as lender, a commercial management service with Euronav NV and a technical management service with Ridgebury.
Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

As of end for the year ended December 31, 2018
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income
TI Africa Ltd	66	25	28,665	381	—
TI Asia Ltd	79	—	—	381	—
Tankers Agencies (UK) Ltd	—	70	—	—	—
Tankers International LLC	46	—	—	—	—
Total	191	95	28,665	762	—

As of end for the year ended December 31, 2019
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	227	—	23,215	390	—
TI Asia Ltd	90	—	—	390	12,600
Bari Shipholding Ltd	265	211	18,390	13	—
Bastia Shipholding Ltd	301	96	18,773	25	—
Tankers Agencies (UK) Ltd	—	132	—	—	—
Total	883	439	60,379	818	12,600
Guarantees
The Group provided guarantees to financial institutions that provided credit facilities to joint ventures of the Group. As of December 31, 2019, the total amount outstanding under these credit facilities was $139.2 million, of which the Group guaranteed 69.6 million (see Note 26).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 23 - Share-based payment arrangements
Description of share-based payment arrangements:
At December 31, 2019, the Group had the following share-based payment arrangements:
Long term incentive plan 2015 (Equity-settled)
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years at anniversary date and 60% in the form of restricted stock units ('RSU's') which will be paid out in cash, with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. As of December 31, 2019, all the stock options remained outstanding but all RSU's were exercised in 2018.
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

Transaction Based Incentive Plan 2019 (Cash-settled)

The Group’s Board of Directors has implemented in 2019 a transaction-based incentive plan ("TBIP") for key management personnel. Under the terms of this TBIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the Fair Market Value ("FMV") of one share of the Company multiplied by the number of phantom stock units that have vested prior to the settlement date. The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. The vesting and settlement of the TBIP is spread over a time frame of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when the FMV reaches $12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any), the third tranche of 25% vesting when the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any). In total a number of 1,200,000 phantom stock units were granted on January 8, 2019 and 800,000 phantom stock units were outstanding at December 31, 2019.

Measurement of Fair Value

The fair value of the employee share options under the 2015 LTIP has been measured using the Black-Scholes formula. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 23 - Share-based payment arrangements (Continued)

The inputs used in measurement of the fair values at grant date for the equity-settled share option programs were as follows:

	LTIP 2015
(figures in EUR)	Tranche 1	Tranche 2	Tranche 3
Fair value at grant date	1.853	1.853	1.853
Share price at grant date	10.050	10.050	10.050
Exercise price	10.0475	10.0475	10.0475
Expected volatility (weighted average)	39.63%	39.63%	39.63%
Expected life (days) (weighted average)	365	730	1,095
Expected dividends	8%	8%	8%
Risk-free interest rate	0.66%	0.66%	0.66%
Expected volatility has been based on an evaluation of the historical volatility of the Company's share price, particularly over the historical periods commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior using a Monte Carlo simulation.
The liability in respect of its obligations under the LTIP 2016, LTIP 2017 and LTIP 2018 is measured based on the Company's share price at the reporting date and taking into account the extent to which the services have been rendered to date. One-third of the phantom stocks granted on February 2, 2016 was vested on the second anniversary and one-third on the third anniversary, 12,500 phantom stocks remained outstanding as of December 31, 2019. One-third of the phantom stocks granted on February 9, 2017 was vested on the second anniversary, 32,420 phantom stocks remained outstanding as of December 31, 2019. All of the phantom stocks granted on February 16, 2018, excluding the ones which were waived after the resignation from our former CEO, remained outstanding as of December 31, 2019. The Company's share price was EUR 10.613 at the grant date of the LTIP 2016, EUR 7.268 at the grant date of the LTIP 2017 and EUR 7.237 at the grant date of the LTIP 2018, and was EUR 10.98 as at December 31, 2019.
The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The vesting and settlement of the TBIP is spread over a timeframe of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when the Fair Market Value ("FMV") reaches $12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any), the third tranche of 25% vesting when the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. In total a number of 1,200,000 phantom stock units were granted on January 8, 2019. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2019, 800,000 phantom stocks were outstanding.

The inputs used in measurement of the fair value at grant date for the TBIP was as follows:

	TBIP
	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Risk-free interest rate	0.0169	0.0169	0.0169	0.0169
Annual volatility	0.3343	0.3343	0.3343	0.3343
Expected vesting period (years)	3.05	3.38	3.69	3.98
Expenses recognized in profit or loss
For details on related employee benefits expense, see Note 5 and Note 17. The expenses related to the LTIP 2016, LTIP 2017, LTIP 2018 and TBIP 2019 ($2.6 million) are included in the Provision for employee benefits.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 23 - Share-based payment arrangements (Continued)

Reconciliation of outstanding share options
The number and weighted-average exercise prices of options under the 2013 share option program and the 2015 LTIP are as follows:

(figures in EUR)	Number of options 2019	Weighted average exercise price 2019	Number of options 2018	Weighted average exercise price 2018
Outstanding at January 1	236,590	7.732	586,590	7.495
Forfeited during the year	0	0	0	0
Exercised during the year	—	—	(350,000)	7.335
Granted during the year	0	0	0	0
Outstanding at December 31	236,590	7.732	236,590	7.732
Vested at December 31	236,590	0	236,590	0
In 2018 the Company bought back 545,486 shares and delivered 350,000 shares upon the exercise of the remaining share options under the 2013 program.
The weighted-average share price at the date of exercise for the share options exercised in 2018 was EUR 7.335.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 24 - Group entities

	Country of incorporation	Consolidation method	Ownership interest
			December 31, 2019	December 31, 2018	December 31, 2017
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%
Euronav NV, Antwerp, Geneva (branch office)

Subsidiaries
Euronav Tankers NV	Belgium	full	100.00%	100.00%	100.00%
Euronav Shipping NV	Belgium	full	100.00%	100.00%	100.00%
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Antwerp (branch office)
Euronav Ship Management Ltd	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore	Singapore	full	100.00%	100.00%	100.00%
Fiorano Shipholding Ltd	Hong Kong	full	NA	100.00%	100.00%
Larvotto Shipholding Ltd	Hong Kong	full	NA	100.00%	100.00%
Euronav MI II Inc	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary II Inc.	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Maritime Management LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Maritime Subsidiary V Inc.	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Maritime Subsidiary VIII Inc.	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Maritime Subsidiary Inc.	Marshall Islands	full	100.00%	100.00%	NA
GMR Zeus LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR Atlas LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR Hercules LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR Ulysses LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR Posseidon LLC	Marshall Islands	full	100.00%	100.00%	NA
Victory Ltd.	Bermuda	full	NA	100.00%	NA
Vision Ltd.	Marshall Islands	full	NA	100.00%	NA
GMR Spartiate LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR Maniate LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR St Nikolas LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR George T LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR Kara G LLC	Liberia	full	100.00%	100.00%	NA
GMR Harriet G LLC	Liberia	full	100.00%	100.00%	NA
GMR Orion LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR Argus LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR Spyridon LLC	Marshall Islands	full	NA	100.00%	NA
GMR Horn LLC	Marshall Islands	full	100.00%	100.00%	NA
GMR Phoenix LLC	Marshall Islands	full	100.00%	100.00%	NA

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 24 - Group entities (Continued)

GMR Strength LLC	Liberia	full	NA	100.00%	NA
GMR Daphne LLC	Marshall Islands	full	NA	100.00%	NA
GMR Defiance LLC	Liberia	full	100.00%	100.00%	NA
GMR Elektra LLC	Marshall Islands	full	NA	100.00%	NA
Companion Ltd.	Bermuda	full	100.00%	100.00%	NA
Compatriot Ltd.	Bermuda	full	100.00%	100.00%	NA
Consul Ltd.	Bermuda	full	NA	100.00%	NA
GMR Agamemnon LLC	Liberia	full	NA	100.00%	NA
Gener8 Neptune LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Athena LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Apollo LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Ares LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Hera LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Constantine LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Oceanus LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Nestor LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Nautilus LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Macedon LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Noble LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Ethos LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Perseus LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Theseus LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Hector LLC	Marshall Islands	full	100.00%	100.00%	NA
Gener8 Strength Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Supreme Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Andriotis Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Militiades Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Success Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Chiotis Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Tankers 1 Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Tankers 2 Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Tankers 3 Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Tankers 4 Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Tankers 5 Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Tankers 6 Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Tankers 7 Inc.	Marshall Islands	full	NA	100.00%	NA
Gener8 Tankers 8 Inc.	Marshall Islands	full	NA	100.00%	NA

Joint ventures
Kingswood Co. Ltd	Marshall Islands	equity	50.00%	50.00%	50.00%
TI Africa Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
TI Asia Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Tankers Agencies (UK) Ltd	UK	equity	50.00%	50.00%	NA
Tankers International LLC	Marshall Islands	equity	50.00%	50.00%	NA
Bari Shipholding Ltd	Hong Kong	equity	50.00%	NA	NA
Bastia Shipholding Ltd	Hong Kong	equity	50.00%	NA	NA

Associates
Tankers International LLC	Marshall Islands	equity	NA	NA	40.00%
In the fourth quarter of 2017, Euronav NV incorporated a new subsidiary, Euronav MI II Inc.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 24 - Group entities (Continued)

In 2017, the corporate structure of Tankers International pool (“TI Pool”) was rationalized. Under the new structure, the shares of Tankers (UK) Agencies Limited (“TUKA”), fully held at the time by Tankers International LLC (“TI LLC”), an entity incorporated under the laws of the Marshall Islands, were distributed to the two remaining founding members of the TI Pool (namely Euronav NV and International Seaways INC), to form a 50-50 joint venture.

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

At December 31, 2019, the Group held 50% of the voting rights in TUKA but held 61% of the outstanding shares that participate in the result of the entity.

At December 31, 2019, the Group held 50% of the voting rights in TI LLC but held 59% of the outstanding shares that participate in the result of the entity.

In 2018 two subsidiaries, Fiorano Shipholding Ltd and Larvotto Shipholding Ltd were dissolved.

Due to the merger with Gener8 Maritime Inc. on June 12, 2018 as set out in Note 25, the Group acquired new subsidiaries. Those subsidiaries were used by Gener8 mostly as SPV to own individual vessels. All of the vessels have been transferred to Euronav NV in 2018. The Group intends to liquidate a majority of those subsidiaries as soon as possible. In 2019 the following subsidiaries were dissolved:

GMR Strength LLC	Gener8 Tankers 8 Inc.
GMR Daphne LLC	Gener8 Strength Inc.
GMR Elektra LLC	Gener8 Supreme Inc.
GMR Agamemnon LLC	Gener8 Andriotis Inc.
Gener8 Tankers 1 Inc.	Gener8 Miltiades Inc.
Gener8 Tankers 2 Inc.	Gener8 Success Inc.
Gener8 Tankers 3 Inc.	Gener8 Chiotis Inc.
Gener8 Tankers 4 Inc.	Vision Ltd.
Gener8 Tankers 5 Inc.	Consul Ltd.
Gener8 Tankers 6 Inc.	Victory Ltd.
Gener8 Tankers 7 Inc.	GMR Spyridon LLC

In 2019, Euronav NV, Antwerp, Geneva (branch office), was established and incorporated in the third quarter of 2019.

In the fourth quarter of 2019, two new joint ventures Bari Shipholding Ltd. and Bastia Shipholding Ltd. were incorporated (see Note 26).

The Group holds 100% of the voting rights in all of its subsidiaries.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 25 - Business combinations
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

Furthermore it will offer a well-capitalized, highly liquid company for investors to participate in the tanker market and through commitment to the Tankers International Pool (a spot market-oriented tanker pool), provide the lowest commercial fees as a percentage of revenue in the sector upon closing of the merger.

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
Subsequently, Euronav sold certain subsidiaries owning six VLCCs to International Seaways ("INSW") for a total cash payment of $141.0 million of which $120.0 million was received on June 14, 2018, the date of closing. The remaining balance of $20.9 million was paid in Q4. This sale was an important part of the wider merger with Gener8 Maritime transaction as it allows Euronav to retain leverage around a level of 50% and to retain substantial liquidity going forward. The six vessels are the Gener8 Miltiades (2016 – 301,038 dwt), Gener8 Chiotis (2016 – 300,973 dwt), Gener8 Success (2016 – 300,932 dwt), Gener8 Andriotis (2016 – 301,014 dwt), Gener8 Strength (2015 – 300,960 dwt) and Gener8 Supreme (2016 – 300,933 dwt). The assets and liabilities of these companies were recognized at fair value on the date of the closing of the merger. This fair value took into consideration the provisions of the sale and purchase agreement with INSW and accordingly, no result was recorded on this transaction.
Consideration transferred

(in USD)	Total Business combinations

Gener8 shares outstanding	83,267,426
RSU	362,613
Total Gener8 shares	83,630,039
Ratio	0.7272
Issued Euronav shares	60,815,764
Closing price Euronav on June 11, 2018	9.1

Total consideration transferred	553,423,452

Contribution to revenue and profit/loss
Since their acquisition by the Group on June 12, 2018, the acquired companies contributed revenue of $16.5 million and a loss of $43.7 million to the Group’s consolidated results for the year ended December 31, 2018. If the acquisition had occurred on 1 January 2018, management estimates that the Group’s consolidated revenue for the year ended December 31, 2018 would have been $665.5 million and consolidated loss for the twelve month period ended December 31, 2018 would have been $(160.1) million. In determining these amounts, management has assumed that the fair value adjustments, that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2018.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 25 - Business combinations (Continued)

Acquisition related costs
The Group incurred approximately $5.0 million relating to external legal fees, due to diligence costs and advisory fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.

Repayment Blue mountain note
As part of the Merger Agreement and the Letter agreement between Gener8 and certain affiliates of BlueMountain Capital Management LLC, the Senior Note with a carrying value of  $205.7 million was prepaid on June 12, 2018. The repayment of the Senior Notes was financed in full by Euronav under its existing liquidity (cash at hands and credit facilities) (see Note 16).

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

Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

(in thousands of USD)	Total	Gener8 Subsidiaries	INSW Subsidiaries
Vessels (Note 8)	1,704,250	1,270,250	434,000
Other tangible assets	345	345	—
Intangible assets	152	152	—
Receivables	16,750	9,599	7,151
Current assets	79,459	64,829	14,629
Cash and cash equivalents	126,288	126,288	—
Loans and borrowings (Note 16)	(1,312,446)	(1,001,478)	(310,968)
Provision onerous contracts (Note 21)	(5,303)	(5,303)	—
Current liabilities	(33,012)	(29,160)	(3,852)

Total identifiable net assets acquired	576,482	435,522	140,960

(in thousands of USD)	Fair value at acquisition date
Consideration transferred	553,423
Total identifiable net assets acquired	576,482

Bargain Purchase	23,059

The transaction resulted in a bargain purchase gain of $23.1 million as the fair value of assets acquired and liabilities assumed exceeded the total of the fair value of consideration paid. Euronav’s management has reassessed whether they had correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains.

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

As at June 12, 2018, the gross contractual amounts receivable acquired amounted to $98.2 million and the amounts expected not to collect amounted to $2.0 million which gives a net amount receivable of $96.2 million (see table above, sum of receivables and current assets).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Note 26 - Equity-accounted investees

(in thousands of USD)	December 31, 2019	December 31, 2018
Assets
Interest in joint ventures	50,322	43,182
Interest in associates	—	—
TOTAL ASSETS	50,322	43,182

Liabilities
Interest in joint ventures	—	—
Interest in associates	—	—
TOTAL LIABILITIES	—	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 26 - Equity-accounted investees (Continued)

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	(3,298)	203,512
Offset investment with shareholders loan	20,165	(20,165)
Balance at January 1, 2017	16,867	183,348

Group's share of profit (loss) for the period	29,933	—
Group's share of other comprehensive income	483	—
Dividends received from joint ventures	(1,250)	—
Dividend in kind (shares TUKA) received from associate (Note 23)	1,559	—
Reclassification of associate to joint venture	136	—
Movement shareholders loans to joint ventures	—	(40,750)

Gross balance	27,565	162,763
Offset investment with shareholders loan	3,030	(3,030)
Balance at December 31, 2017	30,595	159,733

Group's share of profit (loss) for the period	16,076	—
Group's share of other comprehensive income	(459)	—
Movement shareholders loans to joint ventures	—	(134,097)

Gross balance	43,182	28,666
Offset investment with shareholders loan	—	—
Balance at December 31, 2018	43,182	28,666

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 26 - Equity-accounted investees (Continued)

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Group's share of profit (loss) for the period	16,460	—
Group's share of other comprehensive income	(720)	—
Dividends received from joint ventures	(12,600)	—
Movement shareholders loans to joint ventures	—	31,713
Initial capital provided to joint ventures	4,000	—

Gross balance	50,322	60,379
Offset investment with shareholders loan	—	—
Balance at December 31, 2019	50,322	60,379

The decrease in the balance of shareholders’ loans to joint ventures in 2018 is primarily due to the $220.0 million senior secured credit facility which TI Asia Ltd. and TI Africa Ltd. entered into March 29, 2018. The shareholders loans were partially repaid by using a part of the proceeds of this new borrowing. In this context, the Company provided a guarantee for the revolving tranche of the above credit facility.

The increase in the balance of the shareholders' loan to joint ventures in 2019 is attributable to the shareholders loans to newly set-up joint ventures Bari Shipholding Ltd and Bastia Shipholding Ltd (see Note 10).

Joint venture	Segment	Description
Kingswood Co. Ltd	Tankers	Holding company; parent of Seven Seas Shipping Ltd. and to be liquidated in 2020
Seven Seas Shipping Ltd	Tankers	Formerly owner of 1 VLCC bought in 2016 by Euronav. Wholly owned subsidiary of Kingswood Co. Ltd. and to be liquidated in 2020
Tankers Agencies (UK) Ltd	Tankers	Parent company of Tankers International Ltd
Tankers International LLC	Tankers	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
Bari Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Bastia Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
TI Africa Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Africa) *
TI Asia Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Asia) *
* FSO Asia and FSO Africa are on a time charter contract to North Oil Company (NOC), the new operator of Al Shaheen field, until mid 2022.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 26 - Equity-accounted investees (Continued)

The following table contains summarized financial information for all of the Group's joint ventures:

	Asset
(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 24)	TI LLC (see Note 24)	Total
At December 31, 2017
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	629	—	182,298	175,826	363	98	359,214
of which Vessel	—	—	171,612	164,587	—	—	336,199
Current Assets	—	993	12,639	10,521	149,650	1,108	174,912
of which cash and cash equivalents	—	689	4,062	1,968	1,889	—	8,608
Non-Current Liabilities	—	629	200,231	128,653	—	—	329,514
Of which bank loans	—	—	—	—	—	—	—
Current Liabilities	111	91	766	687	147,453	975	150,083
Of which bank loans	—	—	—	—	43,000	—	43,000
Net assets (100%)	518	273	(6,060)	57,007	2,560	232	54,530

Group's share of net assets	259	137	(3,030)	28,503	1,559	136	27,565

Shareholders loans to joint venture	—	—	100,115	62,647	—	—	162,762

Net Carrying amount of interest in joint venture	259	137	—	28,503	1,559	136	30,595

Remaining shareholders loan to joint venture	—	—	97,085	62,647	—	—	159,732

Revenue	—	61	61,015	58,011	—	—	119,087
Depreciations and amortization	—	—	(18,209)	(17,933)	—	—	(36,142)
Interest Expense	—	—	(90)	(1,961)	—	—	(2,052)
Income tax expense	—	—	383	(3,359)	—	—	(2,976)
Profit (loss) for the period (100%)	(2)	130	34,269	25,467	—	—	59,865
Other comprehensive income (100%)	—	—	—	966	—	—	966

Group's share of profit (loss) for the period	(1)	65	17,135	12,734	—	—	29,932

Group's share of other comprehensive income	—	—	—	483	—	—	483

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 26 - Equity-accounted investees (Continued)

(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 24)	TI LLC (see Note 24)	Total
At December 31, 2018
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	522	—	154,553	147,962	306	—	303,343
of which Vessel	—	—	153,404	146,654	—	—	300,058
Current Assets	—	792	9,119	22,450	351,702	288	384,351
of which cash and cash equivalents	—	696	484	2,561	2,487	—	6,227
Non-Current Liabilities	—	522	130,068	74,171	—	—	204,760
Of which bank loans	—	—	70,080	67,551	—	—	137,630
Current Liabilities	6	1	24,400	23,699	349,096	48	397,250
Of which bank loans	—	—	23,867	23,015	64,500	—	111,382
Net assets (100%)	516	269	9,205	72,542	2,912	240	85,685

Group's share of net assets	258	134	4,603	36,271	1,774	141	43,182

Shareholders loans to joint venture	—	—	28,665	—	—	—	28,665

Net Carrying amount of interest in joint venture	258	134	4,603	36,271	1,774	141	43,182

Remaining shareholders loan to joint venture	—	—	28,665	—	—	—	28,665

Revenue	—	1	49,129	49,180	749,229	—	847,540
Depreciations and amortization	—	—	(18,209)	(17,933)	(71)	—	(36,213)
Interest expense	—	—	(3,857)	(3,733)	(2,571)	—	(10,161)
Income tax expense	—	—	(1,585)	(1,611)	(216)	—	(3,412)
Profit (loss) for the period (100%)	(2)	(5)	15,742	15,977	352	10	32,074
Other comprehensive income (100%)	—	—	(477)	(441)	—	—	(918)

Group's share of profit (loss) for the period	(1)	(2)	7,871	7,989	214	6	16,076

Group's share of other comprehensive income	—	—	(239)	(220)	—	—	(459)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 26 - Equity-accounted investees (Continued)

(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 24)	TI LLC (see Note 24)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2019
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%

Non-Current assets	530	—	137,426	128,722	944	—	21,833	21,628	311,083
of which Vessel	—	—	135,195	128,722	—	—	21,833	21,628	307,377
Current Assets	—	800	10,809	10,001	418,505	267	1,573	5,577	447,531
of which cash and cash equivalents	—	800	1,701	917	3,246	—	—	250	6,913
Non Current Liabilities	—	525	97,514	49,026	490	—	18,390	18,773	184,718
Of which bank loans	—	—	45,567	43,927	—	—	—	—	89,495
Current Liabilities	10	1	26,370	27,318	415,301	51	705	4,328	474,085
Of which bank loans	—	—	24,856	23,968	135,000	—	—	—	183,824
Net assets (100%)	520	274	24,351	62,379	3,658	216	4,310	4,104	99,811

Group's share of net assets	260	137	12,175	31,189	2,227	127	2,155	2,052	50,322

Shareholders loans to joint venture	—	—	23,215	—	—	—	18,390	18,773	60,379

Net Carrying amount of interest in joint venture	260	137	12,175	31,189	2,227	127	2,155	2,052	50,322

Remaining shareholders loan to joint venture	—	—	23,215	—	—	—	18,390	18,773	60,379

Revenue	—	8	49,434	49,487	1,307,523	—	938	1,970	1,409,360
Depreciations and amortization	—	—	(18,209)	(17,933)	(67)	—	(273)	(507)	(36,988)
Interest expense	—	—	(4,633)	(4,482)	(3,292)	—	(155)	(202)	(12,764)
Income tax expense	—	—	(1,588)	(1,573)	(243)	—	—	—	(3,405)
Profit (loss) for the period (100%)	(3)	6	15,881	15,743	746	(24)	310	104	32,763
Other comprehensive income (100%)	—	—	(735)	(706)	—	—	—	—	(1,441)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 26 - Equity-accounted investees (Continued)

Group's share of profit (loss) for the period	(1)	3	7,941	7,871	454	(14)	155	52	16,460

Group's share of other comprehensive income	—	—	(367)	(353)	—	—	—	—	(720)
Loans and borrowings
On March 29, 2018, TI Asia Ltd. and TI Africa Ltd. entered into a $220.0 million senior secured credit facility. The facility consists of a term loan of $110.0 million and a revolving loan of $110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The Company provided a guarantee for the revolving credit facility tranche. The fair value of this guarantee is not significant given the long term contract both FSOs have with North Oil Company until mid 2022, which results in sufficient repayment capacity under these facilities. Transaction costs for a total amount of $2.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2019 the outstanding balance on this facility was $139.2 million in aggregate.
All bank loans in the joint ventures are secured by the underlying FSO and subject to specific covenants.
The following table summarizes the terms and debt repayment profile of the bank loans held by the joint ventures:

(in thousands of USD)				December 31, 2019			December 31, 2018
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
TI Asia Ltd revolving loan 54M*	USD	libor +2.0%	2022	34,163	34,163	33,948	45,671	45,671	45,283
TI Asia Ltd loan 54M*	USD	libor +2.0%	2022	34,163	34,163	33,948	45,671	45,671	45,283
TI Africa Ltd revolving loan 56M*	USD	libor +2.0%	2022	35,429	35,429	35,212	47,362	47,362	46,974
TI Africa Ltd loan 56M*	USD	libor +2.0%	2022	35,429	35,429	35,212	47,362	47,362	46,974
Total interest-bearing bank loans				139,183	139,183	138,319	186,067	186,067	184,513
* The mentioned secured bank loans are subject to loan covenants.
Loan covenant
As of December 31, 2019, all joint ventures were in compliance with the covenants, as applicable, of their respective loans.

Interest rate swaps
In 2018, TI Asia and TI Africa entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of $208.8 million (Euronav’s share amounts to 50%) in connection to the $220.0 million facility. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments are measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration between two and three years matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively (see Note 14).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019
Note 26 - Equity-accounted investees (Continued)

Vessels
On November 19, 2019, the group entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Each 50%-50% joint venture company has acquired one Suezmax vessel. The joint ventures have acquired two Suezmax tankers (Bari & Bastia) for a total consideration of $40.6 million.

There were no capital commitments as of December 31, 2019, December 31, 2018 and December 31, 2017.
Cash and cash equivalents

(in thousands of USD)	2019	2018

Cash and cash equivalents of the joint ventures	6,913	6,227
Group's share of cash and cash equivalents	3,814	3,385
of which restricted cash	—	—
Services
The Group entered into an agreement with its joint venture to manage commercially both vessels by the Group's chartering desk. Furthermore the Group also entered into an agreement to render accounting, assistance and administrative services. In 2019 the Group invoiced a total amount of $18,222. Furthermore, the joint venture entered into an agreement with the Group to invoice us management fees to do the follow up of the external shipmanagement. In 2019, Ridgebury invoiced the Group $40,050.

Note 27 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates
1 XXX = x,xxxx USD	December 31, 2019	December 31, 2018	December 31, 2017	2019	2018	2017
EUR	1.1234	1.1450	1.1993	1.1213	1.1838	1.1249
GBP	1.3204	1.2800	1.3517	1.2755	1.3374	1.2880

Note 28 - Subsequent events
On January 23, 2020, the Company sold the Suezmax Finesse (2003 - 149,994 dwt), for $21.0 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2019. The vessel was delivered to its new owner on February 21, 2020.

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “public health emergency of international concern” following the outbreak of a new strain of coronavirus, ("COVID-19").

On February 12, 2020, Euronav announced the acquisition of three VLCC newbuilding contracts for an aggregate purchase price of $280.5 million or $93.5 million per vessel. The vessels are due to be delivered early in the fourth quarter 2020 and in January and February 2021 respectively and will be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment System. On March 6, 2020, Euronav announced it has entered into an agreement for the acquisition through resale of one VLCC newbuilding contract. This VLCC is being acquired for $93 million. The vessel is due for delivery early in the first quarter of 2021 and is an identical sister ship of the 3 VLCCs acquired in February as mentioned above.

On March 20, 2020, the Company sold the Cap Diamant (2001 - 160,044 dwt), for $20.8 million. The vessel was delivered to its new owner on April 9, 2020. A capital gain on the sale of approximately $13 million will be recorded during the first quarter of 2020.

Currently, the COVID-19 pandemic is reported to have spread to over 100 countries with the number of cases growing daily.

The wellbeing and health of our staff, seafarers, their families and the broader community is Euronav’s priority. We have applied a number of precautionary measures across our offices and fleet in order to protect our employees and seafarers in response to the virus. Euronav’s operations have not been materially impacted yet by the COVID-19 pandemic. However, and whilst it is too early to assess the future impact precisely, besides increasing operational challenges both onshore and at sea, the current environment may lead to increased counterparty risk and growing commercial and other disputes. The group will closely monitor the situation and expects to be able to build on its good business relationships with most of its long term customers to successfully navigate through these challenging times. The internal control framework and the corporate governance in general remains operational and effective, without a significant impact on actual internal audit activities and on the communication and information exchange with the business. The extensive automation of processes and controls allow for an adequate execution, even under actual COVID-19 conditions. Specifically, controls are regularly considered to address potential new financial, liquidity and treasury risks or the change in severity or likelihood of existing risks.

A combination of rapidly increasing crude supply and a buoyant market for crude storage is underpinning a very robust tanker freight market and strong cash generation presently. Management is however cognizant that there is currently a substantial reduction in crude demand due to the worldwide impact of the COVID-19 outbreak and more specifically to the policies to restrict the movement of people. As a consequence, a significant portion of the oil currently produced and transported is destined to crude inventories. The build-up of these inventories will in 2020 impact the demand for the oil transportation sector and in particular the tanker markets. At the same time, a lower crude price environment is beneficial for the shipping companies in general as it leads to lower fuel costs.

Overall and at this stage it is still too early to quantify the impact due to the COVID-19 outbreak on our future results and any forward-looking statements should be regarded with caution because of the inherent uncertainties in economic trends and business risks related to the current COVID-19 outbreak.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2019

Euronav does not only maintain a strong balance sheet with which to navigate tanker market cycles but also a very strong liquidity with more than $1 billion  available in the form of cash and of undrawn revolving credit facilities. Thanks to this strong balance sheet combined with the current high freight market, we are confident about the future but will continue to monitor the situation carefully and remain fully committed to adapt our actions in the best interest of our stakeholders.

This event was deemed to constitute a non-adjusting subsequent event in the preparation of the 2019 consolidated financial statements.