Form 20-F
period 2020-12-31
Euronav NV
filed 2021-04-15
CIK 1604481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
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

Hugo De Stoop, Tel: +32-3-247-4411, management@euronav.com, De Gerlachekaai 20, 2000 Antwerpen, Belgium
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	EURN	New York Stock Exchange
Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

220,024,713 ordinary shares, no par value

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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer , a non-accelerated filer or an emerging growth company..  See the definitions of "large accelerated filer","accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

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
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

•the strength of world economies and currencies;
•fluctuations in interest rates and foreign exchange rates;
•general market conditions, including the market for crude oil and for our vessels, fluctuations in charter rates and vessel values;
•availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future;
•our business strategy and other plans and objectives for growth and future operations;
•our ability to successfully employ our existing and newbuilding vessels;
•planned capital expenditures and availability of capital resources to fund capital expenditures;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•our ability to realize the expected benefits from acquisitions;
•potential liability from pending or future litigations;
•general domestic and international political conditions, including trade wars and disagreements between oil producing countries;
•potential disruption of shipping routes due to accidents or political events;
•the length and severity of the ongoing coronavirus (“COVID-19”) outbreak and governmental response thereto, including its impacts across our business on demand for our vessels, our global operations, counterparty risk as well as its disruption to the global economy;
•vessel breakdowns and instances of off-hire;
•competition within our industry;
•the supply of and demand for vessels comparable to ours;
•corruption, piracy, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate;
•delays and cost overruns in construction projects;
•our level of indebtedness;
•the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•our ability to obtain financing and comply with the restrictive and other covenants in our financing arrangements;
•our ability to generate cash to meet our debt service obligations;
•our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•reputational risks;
•availability of skilled workers and the related labor costs;
•compliance with governmental, tax, environmental and safety regulations and related costs;
•Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs related to compliance with ESG measures;
•any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us as of January 1, 2020;
•any non-compliance with the International Convention for the Control and Management of Ships' Ballast Water and Sediments or BWM which applies to us as of September 2019;
•any non-compliance with the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of an European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;
•any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;
•our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other counties, including the United States;
•treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•being required to pay taxes on U.S. source income;
•general economic conditions and conditions in the oil and natural gas industry;
•effects of new products and new technology in our industry;
•the failure to protect our information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
•the failure of counterparties to fully perform their contracts with us;
•our dependence on key personnel;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations; and
•the volatility of the price of our ordinary shares; and
•other factors that may affect future results of Euronav.

These factors and the other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission or the SEC, are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are made only as of the date of this annual report. These forward looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

A.           Selected Financial Data
The following tables set forth, in each case for the periods and as of the dates indicated, our selected consolidated financial data and other operating data as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016. The selected data is derived from our audited consolidated financial statements, except where noted, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  The selected historical financial information presented in the tables below should be read in conjunction with and is qualified in its entirety by reference to our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020, 2019 and 2018 are included in this annual report.

	Year Ended December 31,
Consolidated Statement of Profit or Loss Data	2020	2019	2018*	2017*	2016*
(USD in thousands, except per share data)
Revenue	1,230,750	932,377	600,024	513,368	684,265
Gains on disposal of vessels/other tangible assets	22,728	14,879	19,138	36,538	50,397
Other operating income	10,112	10,094	4,775	4,902	6,996
Voyage expenses and commissions	(125,430)	(144,681)	(141,416)	(62,035)	(59,560)
Vessel operating expenses	(210,634)	(211,795)	(185,792)	(150,427)	(160,199)
Charter hire expenses	(7,954)	(604)	(31,114)	(31,173)	(17,713)
Losses on disposal of vessels	(1)	(75)	(273)	(21,027)	(2)
Impairment on non-current assets held for sale	—	—	(2,995)	—	—
Loss on disposal of investments in equity accounted investees	—	—	—	—	(24,150)
Depreciation tangible assets	(319,652)	(337,646)	(270,582)	(229,777)	(227,664)
Depreciation intangible assets	(99)	(56)	(111)	(95)	(99)
General and administrative expenses	(65,498)	(66,890)	(66,232)	(46,868)	(44,051)
Result from operating activities	534,322	195,603	(74,578)	13,406	208,220
Finance income	21,496	20,572	15,023	7,266	6,855
Finance expenses	(91,553)	(119,803)	(89,412)	(50,729)	(51,695)
Net finance expense	(70,057)	(99,231)	(74,389)	(43,463)	(44,840)
Gain on bargain purchase	—	—	23,059	—	—
Share of profit (loss) of equity accounted investees (net of income tax)	10,917	16,460	16,076	30,082	40,495
Profit (loss) before income tax	475,182	112,832	(109,832)	25	203,875
Income tax benefit/(expense)	(1,944)	(602)	(238)	1,358	174
Profit (loss) for the period	473,238	112,230	(110,070)	1,383	204,049
Attributable to:
Owners of the Company	473,238	112,230	(110,070)	1,383	204,049
Basic earnings per share	2.25	0.52	(0.57)	0.01	1.29
Diluted earnings per share	2.25	0.52	0.01	0.01	1.29
Dividends per share declared	1.40	0.35	0.12	0.12	0.77
*  We have initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. We initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Consolidated Statement of Financial Position Data (at Period End)	Year Ended December 31,
(USD in thousands, except for per share and fleet data)	2020	2019	2018 *	2017 *	2016 *
Cash and cash equivalents	161,478	296,954	173,133	143,648	206,689
Vessels	2,865,308	3,177,262	3,520,067	2,271,500	2,383,163
Vessels under construction	207,069	—	—	63,668	86,136
Total assets	3,687,239	4,164,843	4,127,351	2,810,973	3,046,911
Current and non-current bank loans	856,860	1,223,451	1,560,002	701,091	1,085,562
Share capital	239,148	239,148	239,148	173,046	173,046
Equity attributable to Owners of the Company	2,311,786	2,311,855	2,260,523	1,846,361	1,887,956
Cash flow data
Net cash inflow/(outflow)
Operating activities	969,782	271,993	841	211,298	438,202
Investing activities	(117,106)	43,750	190,042	(40,243)	(100,615)
Financing activities	(999,701)	(191,187)	(160,165)	(234,976)	(261,160)
Fleet Data (Unaudited)
VLCCs
Average number of vessels(1)	43	44	38	31	30
Calendar days(2)	15,856	16,206	13,802	11,330	10,770
Vessel operating days(3)	15,201	15,575	13,175	10,859	10,553
Available days(4)	15,736	16,206	13,722	11,130	10,691
Fleet utilization(5)	96.6%	96.1%	96.0%	97.6%	98.7%
Daily TCE charter rates(6)	$52,549	$35,678	$24,073	$29,827	$42,243
Suezmaxes
Average number of vessels(1)	24	25	23	19	19
Calendar days(2)	8,671	9,125	8,232	6,868	7,002
Vessel operating days(3)	8,468	8,983	8,108	6,820	6,751
Available days(4)	8,611	9,060	8,173	6,826	6,882
Fleet utilization(5)	98.3%	99.2%	99.2%	99.9%	98.1%
Daily TCE charter rates(6)	$37,025	$26,542	$17,557	$19,144	$27,114
LR1
Average number of vessels(1)	—	—	1	—	—
Calendar days(2)	—	124	361	—	—
Vessel operating days(3)	—	124	360	—	—
Available days(4)	—	124	361	—	—
Fleet utilization(5)	—%	100.0%	99.9%	—%	—%
Daily TCE charter rates(6)	$—	$12,471	$6,403	$—	$—
Other data
EBITDA (unaudited)(7)	$852,892	$540,668	$231,513	$273,452	$475,005
Adjusted EBITDA (unaudited)(8)	$888,238	$565,298	$254,816	$294,467	$503,453
Time charter equivalents revenues (unaudited)	$1,112,323	$795,656	$459,516	$454,455	$628,842
Basic weighted average shares outstanding	210,193,707	216,029,171	191,994,398	158,166,534	158,262,268
Diluted weighted average shares outstanding	210,206,403	216,029,171	191,994,398	158,297,057	158,429,057
* We have initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

(1)Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was part of our fleet during the period divided by the number of calendar days in that period.
(2)Calendar days are the total days the vessels were in our possession for the relevant period, including off-hire days (scheduled or unscheduled).
(3)Vessel operating days are the total days our vessels were in our possession for the relevant period net of all off-hire days (scheduled and unscheduled).
(4)Available days are the total days our vessels were in our possession for the relevant period net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(5)Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing Vessel operating days by available days for the relevant period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or intermediate or vessel positioning.
(6)Time Charter Equivalent, or TCE, (a non-IFRS measure) is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing total voyage revenues less voyage expenses by vessel operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. The TCE rate is not a measure of financial performance under IFRS, and should not be considered as an alternative to voyage revenues, the most directly comparable IFRS measure, or any other measure of financial performance presented in accordance with IFRS. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies and going forward, we will closely monitor the relevance of TCE within the industry. The new IMO 2020 legislation, which came into force as of January 1, 2020, allows the use of costly scrubbers to comply with the new legislation, allowing vessels retrofitted with such scrubbers to burn cheaper high-sulfur fuel compared to burning the more expensive low-sulfur fuel. This will reduce bunker cost and increase the net voyage revenues and TCE, but thereby foregoing the additional capital expenditure and depreciation of the new equipment.
(7)EBITDA (a non-IFRS measure) represents operating earnings before interest expense, income taxes and depreciation expense attributable to us. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or as a measure of profitability or liquidity. The definition of EBITDA used here may not be comparable to that used by other companies. Please see the reconciliation to Profit (loss) for the period, the nearest IFRS measure.
(8)Adjusted EBITDA (a non-IFRS measure) represents operating earnings including the share of EBITDA of equity accounted investees before interest expense, income taxes and depreciation expense attributable to us. Adjusted EBITDA provides investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods as the shipping industry is a capital intensive industry which often brings significant cost of financing. We also believe that Adjusted EBITDA is useful to investors and equity analysts as a measure of our operating performance including our equity accounted investees and we use Adjusted EBITDA in our internal evaluation of operating effectiveness and decisions regarding the allocation of resources. Adjusted EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or any other measure of operating performance. The definition of Adjusted EBITDA used here may not be comparable to that used by other companies. Please see the reconciliation to Profit (loss) for the period, the nearest IFRS measure.

The following table reflects the calculation of our TCE rates for the years ended December 31, 2020, 2019, 2018, 2017, and 2016:

(Unaudited)	2020	2019	2018	2017	2016
VLCC
Net VLCC revenues for all employment types	$798,796,226	$555,679,657	$317,168,033	$323,892,625	$445,792,653
Total VLCC operating days	15,201	15,575	13,175	10,859	10,553
Daily VLCC TCE Rate	$52,549	$35,678	$24,073	$29,827	$42,243
SUEZMAX
Net Suezmax revenues for all employment types	$313,527,066	$238,424,182	$142,348,452	$130,562,503	$183,049,801
Total Suezmax operating days	8,468	8,983	8,108	6,820	6,751
Daily Suezmax rate	$37,025	$26,542	$17,557	$19,144	$27,114
LR1
Net LR1 revenues for all employment types	$—	$1,552,227	$2,307,222	$—	$—
Total LR1 operating days	—	124	360	—	—
Daily LR1 rate	$—	$12,471	$6,403	$—	$—
Tanker Fleet
Net Tanker fleet revenues for all employment type	$1,112,323,292	$795,656,066	$461,823,707	$454,455,128	$628,842,454
Total Fleet operating days	23,669	24,682	21,643	17,679	17,304
Daily Fleetwide TCE	$46,995	$32,236	$21,338	$25,706	$36,341
The following table reflects the calculation of our net revenues for the years ended December 31, 2020, 2019, 2018, 2017, and 2016:

	Year Ended December 31,
(USD in thousands)	2020	2019	2018	2017	2016
Voyage charter revenues	$1,116,863	$842,068	$524,786	$394,663	$544,038
Time charter revenues	$113,887	$90,309	$75,238	$118,705	$140,227

Subtotal revenue	$1,230,750	$932,377	$600,024	$513,368	$684,265
Other income	$10,112	$10,094	$4,775	$4,902	$6,996

Total operating revenues	$1,240,862	$942,471	$604,799	$518,270	$691,261
Less:
Other Income*	$(3,109)	$(2,134)	$(1,559)	$(1,780)	$(2,858)
Tanker Fleet
Net Tanker Fleet Revenues reconciliation
Share of total Revenues attributable to ships owned by Euronav*	$1,237,753	$940,337	$603,240	$516,490	$688,403
less voyage expenses and commissions	$(125,430)	$(144,681)	$(141,416)	$(62,035)	$(59,560)

Net Total tanker fleet	$1,112,323	$795,656	$461,824	$454,455	$628,843
of which Net VLCC Revenues for all employment types	$798,796	$555,680	$317,168	$323,893	$445,793
of which Net Suezmax Revenues for all employment types	$313,527	$238,424	$142,349	$130,562	$183,050
of which Net LR1 Revenues for all employment types	$—	$1,552	$2,307	$—	$—
* Some revenues and costs are excluded because these do not relate directly to vessels, such as rental income and insurance rebates

	Year Ended December 31,
	2020	2019	2018	2017	2016
EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$473,238	$112,230	$(110,070)	$1,383	$204,049
plus Net interest expenses	$57,959	$90,134	$70,652	$43,555	$43,367
plus Depreciation of tangible and intangible assets	$319,751	$337,702	$270,693	$229,872	$227,763
plus Income tax expense/(benefit)	$1,944	$602	$238	$(1,358)	$(174)

EBITDA (unaudited)	$852,892	$540,668	$231,513	$273,452	$475,005

	Year Ended December 31,
	2020	2019	2018	2017	2016
Adjusted EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$473,238	$112,230	$(110,070)	$1,383	$204,049
plus Net interest expenses	$57,959	$90,134	$70,652	$43,555	$43,367
plus Net interest expenses JV	$4,806	$4,588	$3,634	$1,456	$4,459
plus Depreciation of tangible and intangible assets	$319,751	$337,702	$270,693	$229,872	$227,763
plus Depreciation of tangible and intangible assets JV	$20,274	$18,461	$18,070	$18,071	$23,774
plus Income tax expense/(benefit)	$1,944	$602	$238	$(1,358)	$(174)
plus Income tax expense/(benefit) JV	$10,266	$1,581	$1,599	$1,488	215

Adjusted EBITDA (unaudited)	$888,238	$565,298	$254,816	$294,467	$503,453
B.          Capitalization and Indebtedness
Not applicable.
C.          Reasons for the Offer and Use of Proceeds
Not applicable.

D.          Risk Factors
The following risks relate principally to us and our business and the industry in which we operate, the securities market and ownership of our securities, including our ordinary shares. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and the Summary of Risk Factors below summarize the risks that may materially and negatively affect our business, financial condition or operating results.

Risk Factors Relating to Our Industry

The tanker industry is cyclical and volatile, which may lead to reductions and volatility in charter rates , vessel values, earnings and available cash flow.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity. A worsening of the current global economic conditions may adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Our revenues are affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. Our ability to renew expiring contracts or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity caused by changes in the supply and demand for oil and oil products. The carrying values of our vessels or our floating, storage and offloading (FSO) vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

In general, the factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•supply and demand for oil and petroleum products;
•competition from, and supply and demand for, alternative sources of energy;
•regional availability of refining capacity and inventories compared to geographies of oil production regions;
•national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
•global and regional economic and political conditions and developments, including armed conflicts, terrorist activities, trade wars, public health threats, tariffs embargoes and strikes;
•currency exchange rates, most importantly versus USD;
•changing trade patterns and the distance over which the oil and the oil products are to be moved by sea;
•changes in seaborne and other transportation patterns, including shifts in transportation demand between crude oil and refined oil products and the distance they are transported by sea;
•changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•environmental and other legal and regulatory developments;
•weather and natural disasters;
•developments in international trade, including those relating to the imposition of tariffs; and
•international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•the number of newbuilding orders and deliveries;
•the availability of financing for shipping activity;
•the number of vessel casualties;
•the degree of recycling of older vessels, depending, amongst other things, on recycling rates and international recycling regulations;
•the number of conversions of tankers to other uses;
•the number of vessels that are out of service, laid up, dry-docked or used as storage units;
•environmental concerns and regulations; and
•port or canal congestion.

Declines in oil and natural gas prices or decreases in demand for oil and natural gas for an extended period of time, or market expectations of potential decreases in these prices and demand, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies or decrease in the demand for oil and natural gas could reduce our revenues and materially harm our business, results of operations and cash available for distribution (see also “Peak oil” below).

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for oil and oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry and our lack of diversification will potentially affect the demand for our vessels. We rely almost exclusively on the cash flows generated from charters for our vessels that operate in the tanker sector of the shipping industry. Due to our lack of diversification, adverse developments in the tanker shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. Adverse developments in the tanker business could therefore reduce our ability to meet our payment obligations and our profitability.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from 2019 to the 2040s, depending on economics and how governments respond to global warming. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which shift appears to be accelerating as a result of the COVID situation, as well shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Any decrease in shipments of crude oil or changes in trade patterns from the above-mentioned geographical areas could have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•increased crude oil production from other areas, including the exploitation of shale reserves in the United States and the growth in its domestic oil production and exportation;
•increased refining capacity in the Arabian Gulf or West Africa;
•increased use of existing and future crude oil pipelines;
•a decision by Arabian Gulf, Russia, US, West African or other oil-producing nations to further decrease or limit their crude oil production;
•armed conflict in the Arabian Gulf and West Africa and political or other factors;
•trade wars, tariffs, trade embargoes or other economic sanctions by the United States and other countries (including the economic sanctions against Russia as a result of continued political tension due to the situation in Ukraine and the economic sanctions against Iran and Venezuela); and
•the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

In addition, conditions affecting the world economy generally and the economics of the United States, China and India specifically may result in reduced consumption of oil products a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

The outlook for global oil and tanker demand is highly uncertain due to the continuing development of the COVID-19 outbreak and its impact on the global economy. The extent of the decline is unknown and will depend on how long current restrictions over travel and economic activity in many countries across the globe remain in place. Governments have approved large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the COVID-19 pandemic; however, we cannot predict the extent to which these measures will restore or sustain the business and financial condition of companies in the shipping industry. The timing of a potential recovery in economic activity, and therefore oil demand, is also uncertain at this time. The large build-up of oil inventories, both onshore and at sea, may result in period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and our ability to make dividend payments to our shareholders.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.
As a result of the European credit crisis specifically in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed that Eurozone countries should establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries entered into force in May 2013. Despite these measures, and against the background of the COVID-19 outbreak, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could still reduce the overall demand for oil and thus for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may cause quarter-to-quarter volatility in our operating results, as many of our vessels trade in the spot market. Seasonal variations in tanker demand will affect any spot market related rates that we may receive.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and in particular the Gulf of Guinea region off Nigeria, which continues to experience increased and more violent incidents of piracy in 2020 and so far into 2021. If these piracy attacks occur in regions in which our vessels are deployed being characterized by insurers as “enhanced risk” zones or “war risk” zones or “war and strikes” listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, as well as costs which may be incurred to the extent we employ onboard security armed guards or to the extent we hire in military patrol boats to escort the vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or traveling at increased speeds as recommended by BMP5), or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, ability to pay dividends, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Currently, the world economy faces a number of challenges, including the effects of volatile oil prices, trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing economic weakness in the European Union, geopolitical events such as the withdrawal of the U.K. from the European Union ("Brexit"), continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries such as those between the United States and North Korea or Iran, or between the Houthi and Arab counties in Yemen, or internally in Libya, and stabilizing growth in China, as well as the public health concerns stemming from the COVID-19 outbreak.

The threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the United States and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019 and 2020). These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Additionally, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which advocate for their countries to leave the Euro. Brexit further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remained in place until December 2020, during which the U.K. was subject to the rules and regulations of the EU. On December 24, 2020, the U.K. and the EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. While the new economic relationship does not match the relationship that existed while the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the EU are expected to continue in relation to other areas which are not covered by the Trade and Cooperation Agreement. The long term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU.

Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. However, it is not yet clear how the United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the shipping industry, and therefore, our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

In addition, public health threats such as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea. Such outbreaks may even develop into pandemics, as the COVID-19 virus has, which could lead to a significant decrease of demand for the transportation of crude oil. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.
We anticipate a significant number of the port calls made by our vessels will continue to involve loading or discharging operations in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP decreased to 2.3% for the year ended December 31, 2020, as compared to 6.0% for the year ended December 31, 2019, and continues to remain below pre-2008 levels. We can provide no assurances that the Chinese economy will not continue to contract in the future. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars”. Additionally, following the emergence of COVID-19, China experienced reduced industrial activity with temporary closures of factories and other facilities, labor shortages and restrictions on travel. The outbreak of COVID-19 is a very negative development for the global economy and has led to a worldwide economic contraction. We cannot assure you that the global economy will not continue to contract in the future or that global GDP will not be affected beyond the IMF’s initial forecast.

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

In addition, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the United Nations ("the UN") General Assembly despite carbon emissions currently being a prominent part of China’s economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks of energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of oil, an overall increase in the use of nonrenewable energy as part of the energy consumption mix and through other means, any reduction in the demand for oil and oil products and our tanker vessels could have a material adverse effect on our business, cash flows and results of operations.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.
The outbreak of COVID-19 has negatively affected economic conditions, the supply chain, the labor market, the demand for shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. In March 2020, the outbreak of COVID-19 was declared a pandemic by the World Health Organization (“WHO”). Governments in affected countries have been and continue to impose travel bans, quarantines and other emergency public health measures. With the second and third wave of COVID-19 in 2020 and beginning of 2021, companies continue to take precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Continuing uncertainties regarding the economic impact of the COVID-19 outbreak are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments are approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry.

Effects of the current pandemic may include, among others: deterioration of economic conditions and activity and of demand for oil and other petroleum products; operational disruptions to us (such as but not limited to crew rotation and crew fatigue) or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance (including access to spare parts), modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second -hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities; potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners. Although disruption and effects from the COVID-19 pandemic may be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact can still not be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition.

More concretely however in 2020, the biggest operational challenge was conducting crew changes. Apart from serious humanitarian and crew welfare concerns, and issues of regulatory compliance, there is an increasing risk that fatigue will lead to serious maritime accidents. As well as restrictions placed on the movement of seafarers by national and local authorities, there is also the problem of the continued suspension of the majority of flights between major crew change ports and the home country of the Company’s crew. In order to resolve the difficult situation, Euronav’s management decided to accommodate deviations by ships to facilitate crew changes, resulting in an extra cost (USD 1.8 million) and less revenues because of off hire ( USD 4.2 million) .

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

As a result of any renewed concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders will increase margins or interest rates, enact tighter lending standards, refuse to refinance existing debt at all or on terms similar to current debt and reduce, and in some cases cease, to provide funding to borrowers. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending to the shipping industry. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business or otherwise take advantage of business opportunities as they arise. Relatedly, certain banks have reduced or ceased lending for oil cargoes, which could have an adverse economic impact on our customers.

In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.
We rely on third-parties to provide supplies and services necessary for our operations, including equipment suppliers, caterers and machinery suppliers, and are generally dependent on original manufacturers for repair and replacement of equipment. Ongoing consolidation has reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in downtime, and delays in the repair and maintenance of our vessels and FSOs. Furthermore, many of our suppliers are U.S. companies or non-U.S. subsidiaries owned or controlled by U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering products, our ability to supply and service our operations could be materially impacted. In addition, through regulation and permitting, certain foreign governments effectively restrict the number of suppliers and technicians available to supply and service our operations in those jurisdictions, which could materially impact our operations and financial condition.

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

Given the high level of complexity of these laws, there is a risk that we, our agent or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

The worldwide operation of an ocean-going vessel carries inherent operational risks as well. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, and acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, disease, quarantine and other circumstances or events.

Furthermore, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs and maintenance are unpredictable and may be substantial, or it may be difficult to find space at a suitable drydocking facility. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

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

Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships, or "MARPOL", which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the International Convention for the Control and Management of Ships' Ballast Water and Sediments of the International Maritime Organization, or "IMO", which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations on Tankers and FSO's” for a discussion of the environmental and other regulations applicable to us.

We are subject to international safety regulation and if we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by government regulations in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As such, we are subject to the requirements set forth in the IMO’s International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, the International Ship & Port Facility Security Code. or ISPS Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS, as well as to other conventions, mainly MARPOL, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, etc. Failure to comply with these requirements may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports. The U.S. Coast Guard or USCG and E.U. Authorities enforce compliance with the ISM and ISPS Codes and prohibit non-compliant vessels from trading in U.S. and E.U. ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

Recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations on Tankers and FSO's” for a discussion of the environmental and other regulations applicable to us.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention, which would enter into force 24 months after the date on which 15 IMO Member States have ratified or approved, has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities.

These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, IMO's Marine Environment Protection Committee ("MEPC") announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The European Union on the other hand has indicated that it intends to accelerate its plans to include shipping into the emissions trading scheme.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas or other alternative energy sources, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition to the peak oil risk from a demand perspective, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

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

We evaluate the recoverable amount as the higher of fair value less costs to sell or value in use. Individual vessels are deemed to constitute a cash generating unit, or a CGU unless they are operated in a net revenue sharing pool. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year December 31, 2020, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired, and / or not being part of a pool anymore. Factors that we considered in our estimate are described in the Critical Accounting policies.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations of expenses and potential investments pursuant to upcoming regulations, which can be difficult to predict. Specifically, in estimating future charter rates or service contract rates, management takes into consideration estimated daily rates for each asset over the estimated remaining lives. Management is continuously assessing the resilience of its projections to the business cycles that can be observed in the tanker market, and it concluded that a business cycle approach provides a good long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgment, analyst reports, taking into considerations the length of recovery post Covid - 19 and past experience.

We may be subject to risks inherent in the conversion of vessels into FSOs and the operation of FSO activities.
Our FSO activities are subject to various risks, including delays, cost overruns, unavailability of supplies, employee negligence, defects in machinery, collisions, service damage to vessels, damage or loss to freight, piracy, war, political tensions or strikes. In case of delays in delivering an FSO vessel under service contract to the end-user, contracts can be amended and/or canceled. Moreover, the operation of FSO vessels is subject to the inherent possibility of maritime disasters, such as oil spills and other environmental accidents, and to the obligations arising from the ownership and management of vessels in international trade. We have established current insurance against possible accidents and environmental damage and pollution that complies with applicable law and standard practices in the sector. However, there is no guarantee that such insurance will remain available at rates which are regarded as reasonable by us or that such insurance will remain sufficient to cover all losses incurred or the cost of each compensation claim made against us. Our insurance policies do not cover the loss of income resulting from a vessel becoming non-operational. Should compensation claims be made against us, our vessels may be impounded or subject to other judicial procedures, which would adversely affect our results of operations and financial condition.

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
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other applicable governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our ordinary shares.
Although no vessels owned or operated by us carry cargo from or have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2020, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.

The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be or become affiliated with persons or entities that are now or may in the future be the subject of sanctions imposed by the U.S. Government, the European Union, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are a party or if we are found to be in violation of such applicable sanctions or embargoes, we could face monetary fines, we may suffer reputational harm and our results of operations may be adversely affected.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries or territories. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third-parties that are unrelated to those countries or territories or entities controlled by their government. Investor perception of the value of our ordinary shares may also be adversely affected by the consequences of war, trade war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

Lack of technological innovation to meet quality and efficiency requirements could reduce our charter hire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, use different means of propulsion and fuels, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

Risk Factors Relating to Our Company
Dependency on spot charters

As of April 1, 2021 we employed 63 of our vessels in either the spot market or in a spot market-oriented tanker pool, including 41 vessels in the Tankers International Pool, or the TI Pool, a spot market-oriented pool in which we were a founding member in 2000, exposing us to fluctuations in spot market charter rates. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast to pick up cargo. The spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows
We have entered into, and may enter in the future, various contracts, including shipbuilding contracts or long term contracts such as the FSO vessels operating offshore Qatar, credit facilities, insurance agreements, voyage and time charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its payment and other obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances, including as a result of the outbreak of COVID-19 and various expenses. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as oil.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due mainly to the COVID-19 outbreak, global financial markets, including in the U.S., experienced volatility and a steep and abrupt downturn. The ultimate impact on the global financial markets and the disruption to the global economy are dependent on, among other things, the length and severity of the COVID-19 outbreak. COVID-19 also accelerated the attention given by the financial sector globally to ESG matters which may reduce the availability of financing at acceptable terms and may lead to divestment in fossil fuel related activities such as ours. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions and the economic slow-down resulting from COVID-19 and the international governmental responses to the virus may also adversely affect the market price of our ordinary shares.

Concerns about the stability of financial markets generally and the solvency of counterparties specifically may increase the cost of obtaining money from the credit markets and lenders may increase interest rates, enact tighter lending standards, refuse to refinance existing debt at all or on terms similar to current debt and reduce, and in some cases cease, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, pay dividends, complete the acquisition of our newbuildings and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. The COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy, and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt (and equity) financing until COVID-19 is resolved and the markets normalize.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.
We currently have two Suezmax vessels under construction which were acquired under a resale agreement in the first quarter of 2021. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

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

In addition, we will incur significant maintenance costs as a newbuilding vessel must be drydocked within five years of its delivery from a shipyard, with survey cycles of no more than 60 months for the first three surveys, and 30 months thereafter, not including any unexpected repairs. In 2020, the Hakata, Hakone, Filikon, Sofia, Statia and Dia have been dry-docked and a portion of the cost of planned repairs and maintenance was capitalized. The estimated total cost to drydock a vessel are between $1 million and $2.5 million, depending on the size, age and condition of the vessel and the location of drydocking and the special surveys to be performed.

Inherent risks to acquisition of secondhand vessels
Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we try to inspect secondhand vessels prior to purchase, such inspection does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, as is customary in the shipping sector, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. Additionally, there may be increased costs associated with these vessels to maintain them in good operating order and they are generally less fuel efficient, which makes them less desirable for charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. Those expenditures or restrictions might cause us to operate our vessels below profitability during the remainder of their useful lives.

If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.
Our current business strategy includes additional growth through the acquisition of new and secondhand vessels at attractive points in the cycle, including through mergers, strategic alliances or joint ventures. Our future growth will depend upon a number of factors, some of which may not be within our control. Growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing any growth plans or that we will not incur significant expenses and losses in connection with any future growth efforts.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations.

The number and competencies of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. We may incur unanticipated expenses as an operating company.

Our growth strategy is partially based as well on expansion in the offshore FSO sector, which highly depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality FSO prospects, exploration success, relative production costs, the stage of reservoir development (such as in Qatar where we operate, which has fields whose production lives deplete over time, and as a result, the overall activity in such fields may decline faster than anticipated) and political and regulatory environments affect customers’ FSO programs. Oil and natural gas prices and market expectations of potential changes in these prices or decreases in the demand for oil and gas also significantly affect this level of activity and demand for offshore units as does the difference in cost between a floating vessel compared to a fixed installation connected through pipelines.

If we are unable to execute the points noted above, our financial condition may be adversely affected.

If we are unable to fulfill our obligations under any memorandum of agreement or newbuilding construction contract for future vessel/FSO acquisitions, the sellers of such vessels/FSO may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we already made under such contracts and we may be sued for any outstanding balance.

Rising fuel prices may adversely affect our profits

While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is a significant factor in negotiating charter rates. The price and supply of fuel is unpredictable due to events outside of our control.

Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charter. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Further, fuel has become much more expensive as a result of regulations mandating a reduction in sulfur emissions to 0.5% as of January 2020, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.

The IMO 2020 regulations cause us to incur substantial costs and procure low-sulfur fuel oil directly on the wholesale market and our strategy to procure such low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels exposes us to additional risks, and may fail.

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

We will incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

With the exception of the four VLCC vessels delivered to us from the Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME shipyard in 2021, two Suezmax vessels on time charter in and the two newbuilding Suezmax vessels under construction at Daehan Shipbuilding Co Ltd shipyard in South Korea, none of our vessels are equipped with scrubbers and as of January 1, 2020 we have transitioned to burning IMO compliant fuels. We continue to evaluate different options in complying with IMO and other rules and regulations and continue to work closely with suppliers and producers of both scrubbers and alternative mechanisms. We currently procure physical low sulfur fuel oil directly on the wholesale market with a view to secure availability of qualitative compliant fuel and to capture volatility in prices between high sulfur and low sulfur fuel oil. The procurement of large quantities of low sulfur fuel oil implies a commodity price risk because of fluctuations in price between the time of purchase and consumption. Whilst we may implement financial strategies with a view to limiting this risk, we cannot give assurance that such strategies will be successful in which case we could sustain significant losses which could have a material impact on our business, financial condition, results of operation and cash flow. The storage of and onward consumption on our vessels of the procured commodity may require us to blend, co-mingle or otherwise combine, handle or manipulate such commodities which implies certain operational risks that may result in loss of or damage to the procured commodities or the vessels and their machinery.

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
The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies and national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies, some of whom have substantially greater resources than we do. Our ability to operate our vessels profitably depends on a variety of factors, including, but not limited to the (i) loss or reduction in business from significant customers, (ii) loss in the credit quality of our customers (iii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iv) changes in production of or demand for oil and petroleum products, generally or in particular regions, (v) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recyclings, and (vi) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries.

Our market share may decrease in the future. If we expand our business or provide new services in new geographic regions, we may not be able to compete profitably.

A substantial portion of our revenue is derived from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.
We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2020, Valero Energy Corporation, or Valero, accounted for 6 % of our total revenues in our tankers segment. In addition, our only FSO customer as of December 31, 2020 was North Oil Company. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise.

In addition, a charterer may exercise its right to terminate the charter if, among other things:
•the vessel suffers a total loss or is damaged beyond repair;
•we default on our obligations under the charter, including prolonged periods of vessel off-hire;
•war, sanctions, or hostilities significantly disrupt the free trade of the vessel;
•the vessel is requisitioned by any governmental authority; or
•a prolonged force majeure event occurs, such as war, piracy, terrorism, global pandemic or political unrest, which prevents the chartering of the vessel, in each case in accordance with the terms and conditions of the respective charter.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications. such as if average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. Additionally, compensation under our FSO service contracts is based on daily performance and/or availability of each FSO in accordance with the requirements specified in the applicable FSO service contracts. The charter payments we receive under our FSO service contracts may be reduced or suspended (as applicable) if the vessel is idle, but available for operation, or if a force majeure event occurs, or we may not be entitled to receive charter payments if the FSO is taken out of service for maintenance for an extended period, or the charter may be terminated if these events continue for an extended period. In addition, our FSO service contracts have day rates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, our FSO service contracts include yearly escalation provisions. These provisions are designed to recompense us for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable escalation provisions.

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
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention or IOPP renewal survey, existing vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed (keel-laid) on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017. We currently have 23 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years.On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial additional costs which may adversely affect our profitability.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the ordinary shares. See “Item 10. Additional Information E. Taxation-Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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
Shortly after its incorporation in 2003, Euronav applied for treatment under the Belgian tonnage tax regime. It was declared eligible for this regime by the Federal Finance Department on 23 October 2003 for a ten-year period. In line with the tonnage tax regulations, which are part of the normal corporate tax regime in Belgium, profits from the operation of seagoing vessels are determined on a lump sum basis based on the net registered tonnage of the particular vessels. After this first ten-year period had elapsed, the tonnage tax regime has been automatically renewed for another ten-year period. This tonnage tax replaces all factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in Belgium. Two of Euronav’s subsidiaries (Euronav Shipping NV and Euronav Tankers NV) also applied for the Belgian tonnage tax regime as from 2016 which application has been successfully obtained. In 2019 Euronav Shipping NV left the tonnage tax regime on a voluntary basis because no vessels were operated by that subsidiary for the period 2020 and 2019.

Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results. In 2017 and early 2018 the Company took note of the correspondence between the Belgian authorities and the European Commission within the framework of request for extension of the state aid to the maritime industry by Belgium. Belgium extended the state aid to the maritime industry up to, and including, December 31, 2022. Belgium decided to adjust the tonnage tax law which entered into force retroactively as from January 1, 2018 to comply with the recommendations from the European Commission. The changes to the tonnage tax regulations were reviewed but did or do not have any adverse effect to our existing tonnage tax regime or on the operations of the Company.

Euronav is also operating vessels under Greek, Marshall Island and Liberian Flag for which the Company is paying the required tonnage tax in these particular jurisdictions.

There is, however, no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed such as, but not limited to, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent such changes would be implemented on the EU level only, the global level playing field may be distorted and put the company in a weaker competitive position compared to its non-EU peer companies.

Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.
We take out insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

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
We had $1,375.5 million and $1,853.0 million of indebtedness as of December 31, 2020 and December 31, 2019, respectively, and expect to incur additional indebtedness as we further expand our fleet. Borrowing under our credit facilities are secured by our vessels and certain of our vessel owning subsidiaries’ bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Borrowings under our credit facilities and other debt agreements requires us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to enable us to satisfy our short-term or medium- to long-term liquidity requirements or to otherwise satisfy our debt obligations, we may have to undertake alternative financing plans, which could dilute shareholders or negatively impact our financial results, depending on market conditions at the time, such as:

•seeking to raise additional capital or equity;
•refinancing or restructuring our debt;
•establish new loans;
•selling tankers or assets (including investments); or
•reducing or delaying capital investments.

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

Our agreements governing our indebtedness, also impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio which means that the facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan as a result of which a repayment in the same amount may be required. In addition, certain of our credit facilities will require us to satisfy certain financial covenants, which require us to, among other things, maintain:

•an amount of current assets, which may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year, that, on a consolidated basis, exceeds our current liabilities;
•an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
•an aggregate cash balance of at least $30.0 million; and
•a ratio of stockholders’ equity to total assets of at least 30%.

In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

•effect changes in management of our vessels;
•transfer or sell or otherwise dispose of all or a substantial portion of our assets;
•declare and pay dividends if there is or will be, as a result of the dividend, an event of default or breach of a loan covenant; and
•incur additional indebtedness.

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

As of December 31, 2020 and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements. For more information, please read "Item 5. Operating and Financial Review and Prospects."

Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.
Notwithstanding a degree of volatility in vessel values, the market values of tankers have generally been depressed. The market prices for tankers declined significantly from historically high levels reached in early 2008, and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other tanker companies and other modes of transportation, types, sizes, propulsion mode, fuel consumption and ages of vessels, applicable governmental regulations and the cost of newbuildings. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than 125% of the aggregate principal amount outstanding under the loan. We were in compliance with these requirements as of December 31, 2020 and as of the date of this annual report.

A decrease in vessel values or a failure to meet this ratio could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. In addition, because FSO vessels are often purposely built for specific circumstances, and due to the absence of an efficient market for transactions of FSO vessels, the carrying values of our FSO’s may not represent their fair values at any point in time. Additionally, events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the COVID-19 pandemic, may affect our ability to comply with these covenants.

The contribution of our joint ventures to our profits and losses may fluctuate, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.
We currently own an interest in three of our vessels, Bari, FSO Asia and FSO Africa, through 50%-owned joint ventures, together with other third-party vessel owners and operators in our industry. Our ownership in these joint ventures is accounted for using the equity method, which means that our allocation of profits and losses of the applicable joint venture is included in our consolidated financial statements. The joint ventures for FSO Asia and FSO Africa have entered into certain credit facilities, for which we have provided a guarantee for the revolving credit facility tranche and are secured by the FSO vessels. A violation of any of our financial covenants or operating restrictions contained in the credit facilities for the FSO Africa and the FSO Asia may constitute an event of default thereunder, which may provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. The joint venture for Bari has entered into various agreements including a term loan with Euronav Hong Kong as lender, secured by the vessel. A violation of any of the financial covenants or operations restrictions contained in the term loan for Bari may constitute an event of default thereunder, which may provide us with the right to, among other things, call all the issued shares in the joint venture. The contribution of our joint ventures to our profits and losses may fluctuate, including the dividends that we may receive from such entities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We are exposed to volatility in LIBOR, and we have and we intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income. If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.
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

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our borrowing costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

In addition, on November 30, 2020, ICE Benchmark Administration, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR with: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR or another alternative rate could be significant for us.

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
In January 2015, we became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and as such, we have significant legal, accounting and other expenses that we did not incur previously. In 2016, we became subject to the requirements as directed by Section 404(b) of the Sarbanes-Oxley Act of 2002, requiring an auditor attestation with respect to our internal control over financial reporting or ICOFR. These reporting obligations impose various requirements on US registered public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We, our management and other personnel devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

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
The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber-terrorists. Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

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
Certain of our directors are associated with major shareholders, which may create conflicts of interest. Because these directors owe fiduciary duties to both us and those shareholders, conflicts of interest may result in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for those shareholders than they do for us. Any such conflicts of interest could adversely affect our business, financial condition and results of operations and the trading price of our ordinary shares. For further discussion of transactions with, or involving, our directors that may give rise to potential conflicts of interest, please see "Item 6.A and F/S note 22 “Related Parties”: Relationship with CMB - Properties - Registration Rights”.

An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition.

Our strategy is to own and operate a fleet large enough to provide global coverage, but no larger than what the demand for our services can support over a longer period by both contracting newbuildings and through acquisitions and disposals in the secondhand market. Our business is greatly influenced by the timing of investments and/or divestments and contracting of newbuildings. In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 75 vessels has an average age of approximately 9.35 years as of April 1, 2021, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives. The increased operating costs in the future could adversely affect our earnings.

If we are unable to identify the optimal timing of such investments, divestments or contracting of newbuildings in relation to the shipping value cycle due to capital restraints, this could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.

Dependence on third party service providers

The Company currently outsources to third party service providers, certain management services of its fleet, including certain aspects of technical, commercial and crew management. In particular, the Company has entered into ship management agreements that assign technical and crew management responsibilities to a third party technical manager for 20% of the Company’s fleet (collectively, the “Ship Management Agreements”) and the Company has transferred commercial management of part of its fleet to TI Pool.
In such outsourcing arrangements, the Company has transferred direct control over technical, crew and commercial management of the relevant vessels, while maintaining significant oversight and audit rights, and must rely on third party service providers to, among other things:

•comply with contractual commitments to the Company, including with respect to safety, security, quality, proper crew management and environmental compliance of the operations of the Company’s vessels;
•comply with requirements imposed by the U.S. government, the UN and the EU (i) restricting certain transaction that may be and calls on ports located in countries that are, subject to sanctions and embargoes and (ii) prohibiting bribery and other corrupt practices;
•respond to changes in customer demands for the Company’s vessels;
•obtain supplies and materials necessary for the operation and maintenance of the Company’s vessels; and
•mitigate the impact of labor shortages and/or disruptions relating to crews on the Company’s vessels.

The failure of third-party service providers to meet such commitments could lead to legal liability or other damages to the Company. The third-party service providers the Company has selected may not provide a standard of service comparable to that which the Company would provide for such vessels if the Company directly provided such service. The Company relies on its third-party service providers to comply with applicable law, and a failure by such providers to comply with such laws may subject the Company to liability or damage its reputation even if the Company did not engage in the conduct itself. Furthermore, damage to any such third party’s reputation, relationships or business may reflect on the Company directly or indirectly, and could have a material adverse effect on the Company’s reputation and business.

The third-party managers have the right to terminate their agreements. If the third-party manager exercises that right, the Company will be required either to enter into substitute agreements with other third parties or to assume those management duties. The Company may not succeed in negotiating and entering into such agreements with other third parties and, even if it does so, the terms and conditions of such agreements may be less favorable to the Company. Furthermore, if the Company is required to dedicate internal resources to managing its fleet (including, but not limited to, hiring additional qualified personnel or diverting existing resources), that could result in increased costs and reduced efficiency and profitability. Any such changes could result in a temporary loss of customer approvals, could disrupt the Company’s business and have a material adverse effect on the Company’s business, results of operations and financial condition.

Risk Factors Relating to an Investment in Our Ordinary Shares
Our share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.
The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic, regulatory and ESG trends, general market conditions, rumors, fabricated news, business interruptions caused by the outbreak of COVID-19 and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.

The price of our common shares has fluctuated in the past, has recently been volatile and may be volatile in the future, and as a result, investors in our common shares could incur substantial losses.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. The price of our common shares has ranged from a price of between $13.09 and $7.36 between 1 January 2020 and 31 December 2020 without any discernable announcements or developments by the company or third parties to substantiate the movement of our stock price. Out stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the ongoing outbreak of the novel COVID-19 virus has caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common shares. The market price for our common shares may be influenced by many factors, including the following:

•investor reaction to our business strategy;
•our continued compliance with the listing standards of NYSE and/or Euronext;
•regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•variations in our financial results or those of companies that are perceived to be similar to us;
•our ability or inability to raise additional capital and the terms on which we raise it;
•declines in the market prices of stocks generally;
•trading volume of our common shares;
•sales of our common shares by us or our stockholders;
•general economic, industry and market conditions; and
•other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the ongoing COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of our common shares, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our common shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our common shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due short sellers of shares of common shares, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

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
In accordance with the authorization granted by a general meeting of shareholders held on 20 May 2020, we have the option but not the obligation until June 2025 of buying our own shares back should we believe there is a substantial value disconnect between the share price and the real value of the Company. During 2020 we bought back shares from June 2020 until December 2020. During 2021 as of the date of this annual report, we did not buy back shares.
Following these transactions, as of April 1, 2021 we owned 18,346,732 of our own shares (8,43% of the total outstanding shares). We may continue to buy back our shares opportunistically under the conditions laid down by law and subject to a valid authorization. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

The Supervisory Board’s determination to repurchase shares of our common stock will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Supervisory Board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to repurchase shares at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders.

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

Additional guidance to the above stated policy as applied to our final results for the year ended on December 31, 2019 and to our quarterly results as from 2020 onwards, was provided by our Supervisory Board by way of a press release dated January 9, 2020, as follows:
•Each quarter the Company will target to return 80% of net income (including the fixed element of $0.03 per quarter) to shareholders.
•This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at stock repurchase as an alternative if it believes more value can be created for shareholders.
•The Company retains the right to return more than 80% should the circumstances allow it.

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

In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be a default or a breach of a loan covenant as a result of the dividend. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries' ability to declare and pay dividends (for instance, with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full). Please see “Item 5. Operating and Financial Review and Prospects” for more information relating to restrictions on our ability to pay dividends under the terms of the agreements governing our indebtedness. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Coordinated Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.

Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.
As of December 31, 2020, our issued (and fully paid up) share capital was $239,147,506.82 which was represented by 220,024,713 shares. By decision at our Shareholders’ Special Meeting held on May 20, 2020, our Supervisory Board has been authorized to acquire a maximum of 10% of the existing shares or profit shares during a period of five years, at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01. Shares bought back by must not be cancelled and can be held as treasury shares. Under Belgian corporate laws, the voting rights related to treasury shares are suspended and treasury shares give no entitlement to dividend. We may at any time transfer all or part of our treasury shares to a third party, at which time the corresponding voting rights will cease to be suspended and the shares will again give their holder entitlement to dividend. Our shareholders may incur dilution from any such future transfer. Additionally, by decision of our shareholders’ meeting held on February 20, 2020, our Supervisory Board has been authorized to increase our share capital in one or several times by a total maximum amount of $25,000,000 (with possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) or $120,000,000 (without the possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by our Supervisory Board. Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any future equity offering.

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
Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:

•the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;
•the judgment did not violate the rights of the defendant;
•the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;
•the judgment is not subject to further recourse under U.S. law;

•the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;
•a claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
•the Belgian courts did not have exclusive jurisdiction to rule on the matter;
•the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and
•the judgment submitted to the Belgian court is authentic.

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

B.          Business Overview
We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of April 1, 2021, we owned or operated a modern fleet of 77 vessels (including 10 chartered-in vessels) with an aggregate carrying capacity of approximately 19.5 million deadweight tons, or dwt, consisting of 45 very large crude carriers, or VLCCs, two V-plus, 28 Suezmax vessels (including two under construction as of April 1, 2021), and two floating, storage and offloading vessels, or FSOs (both owned through 50/50 joint ventures). The average age of our fleet as of April 1, 2021 was approximately 7.97 years for our VLCC fleet and 11.09 years for our Suezmax fleet, as compared to an industry average age as of April 1, 2020 of approximately 10.1 years for the VLCC fleet and 10.6 years for the Suezmax fleet.

We currently charter our vessels, non-exclusively, to leading international energy companies, such as North Oil Company, or NOC, (whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited) and Valero or their respective subsidiaries, although there is no guarantee that these companies will continue their relationships with us. We pursue a chartering strategy that seeks an optimal mix of employment of our vessels depending on the fluctuations of freight rates in the market and our own judgment as to the direction of those rates in the future. Our vessels are therefore routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component. We principally employ our VLCCs through the TI Pool, a spot market-oriented pool in which we were a founding member in 2000. As of April 1, 2021, 22 of our vessels were employed directly in the spot market, 41 of our vessels were employed in the TI Pool, 12 of our vessels were employed on long-term charters, of which the average remaining duration is 2 years, including four with profit sharing components, and our two FSOs owned in joint venture were employed on long-term service contracts. While we believe that our chartering strategy allows us to capitalize  on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates or need for spot voyages decline. At times when the freight market may become more challenging, we will try to timely shift our exposure to more time charter contracts and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness. We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the years from 2010 to 2013 and seen in 2018.
    Developments in 2020
        For information about acquisitions and dispositions of our vessels during 2020, please see Item. 5. Operating and Financial Review and Prospects-Fleet Development.

Our Fleet
Set forth below is certain information regarding our fleet as of April 1, 2021.

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels
Europe	V-Plus	441,561	2002	Daewoo	ST Shipping	Time Charter	May-21
Oceania	V-Plus	441,561	2003	Daewoo		Spot	N/A
Aegean	VLCC	299,999	2016	Hyundai		TI Pool	N/A
Alboran	VLCC	298,991	2016	Hyundai		TI Pool	N/A
Alex	VLCC	299,445	2016	Hyundai		TI Pool	N/A
Alice	VLCC	299,320	2016	Hyundai		TI Pool	N/A
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
Amundsen	VLCC	298,991	2017	Hyundai		TI Pool	N/A
Andaman	VLCC	299,392	2016	Hyundai		TI Pool	N/A
Anne	VLCC	299,533	2016	Hyundai		TI Pool	N/A
Antigone	VLCC	299,421	2015	Hyundai		TI Pool	N/A
Aquitaine	VLCC	298,767	2017	Hyundai		TI Pool	N/A
Arafura	VLCC	298,991	2016	Hyundai		TI Pool	N/A
Aral	VLCC	299,999	2016	Hyundai		TI Pool	N/A
Ardeche	VLCC	298,642	2017	Hyundai		TI Pool	N/A
Daishan	VLCC	306,005	2007	Daewoo		TI Pool	N/A
Dalma	VLCC	306,543	2007	Daewoo		TI Pool	N/A
Delos	VLCC	300,200	2021	Daewoo		TI Pool	N/A
Desirade	VLCC	299,999	2016	Daewoo		TI Pool	N/A
Dia	VLCC	299,999	2015	Daewoo		TI Pool	N/A
Dickens	VLCC	300,200	2021	Daewoo	Trafigura	Time Charter	Jun-21
Diodorus	VLCC	300,200	2021	Daewoo	ST Shipping	Time Charter	April-21
Dominica	VLCC	299,999	2015	Daewoo		TI Pool	N/A
Donoussa	VLCC	299,999	2016	Daewoo		TI Pool	N/A
Doris	VLCC	300,200	2021	Daewoo	Trafigura	Time Charter	May-21
Drenec	VLCC	299,999	2016	Daewoo		TI Pool	N/A
Hakata	VLCC	302,550	2010	Universal		TI Pool	N/A
Hakone	VLCC	302,624	2010	Universal		TI Pool	N/A
Hatteras	VLCC	297,363	2017	Hanjin Subic		TI Pool	N/A
Heron	VLCC	297,363	2017	Hanjin Subic		TI Pool	N/A
Hirado	VLCC	302,550	2011	Universal		TI Pool	N/A
Hojo	VLCC	302,965	2013	JMU		TI Pool	N/A
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Sandra	VLCC	323,527	2011	STX		TI Pool	N/A
Sara	VLCC	323,183	2011	STX		TI Pool	N/A
Simone	VLCC	313,988	2012	STX	Petrobras	Time Charter	June-22
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
Bari	Suezmax	159,186	2005	Hyundai		Spot	N/A
Cap Charles	Suezmax	158,881	2006	Samsung		Spot	N/A
Cap Corpus Christi	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A

Cap Guillaume	Suezmax	158,889	2006	Samsung	Oceanic Marine	Time Charter	Sep-21
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Leon	Suezmax	159,049	2003	Samsung		Spot	N/A
Cap Pembroke	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cap Philippe	Suezmax	158,920	2006	Samsung		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung		Spot	N/A
Cap Port Arthur	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Quebec	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cap Theodora	Suezmax	158,819	2008	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Captain Michael	Suezmax	157,648	2012	Samsung		Spot	N/A
Filikon	Suezmax	149,989	2002	Universal		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung		Spot	N/A
Maria	Suezmax	157,523	2012	Samsung		Spot	N/A
Sapphira	Suezmax	150,205	2008	Universal		Spot	N/A
Selena	Suezmax	150,205	2007	Universal		Spot	N/A
Sienna	Suezmax	150,205	2007	Universal		Spot	N/A
Statia	Suezmax	150,205	2006	Universal		Spot	N/A
Stella	Suezmax	165,000	2011	Hyundai		Spot	N/A
Sofia	Suezmax	165,000	2010	Hyundai		Spot	N/A
Total DWT—Owned Vessels		15,899,784

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Chartered-In Vessels
Chartered-In Vessels
Nucleus	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Nautilus	VLCC	307,284	2006	Dalian		TI Pool	Dec-21
Navarin	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Neptun	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Nautica	VLCC	307,284	2008	Dalian		TI Pool	Jun-24
Nectar	VLCC	307,284	2008	Dalian		TI Pool	Jun-24
Noble	VLCC	307,284	2008	Dalian		TI Pool	Jun-24
Newton	VLCC	307,284	2009	Dalian		TI Pool	Feb-24
Marlin Sardinia	Suezmax	156,607	2019	New Times Shipbuilding		Spot	Oct-22
Marlin Somerset	Suezmax	156,620	2019	New Times Shipbuilding		Spot	Nov-22
Total DWT Chartered-In Vessels		2,771,499
FSO Vessels
FSO Africa (4)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Sep-32
FSO Asia (4)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Jul-32
Total DWT FSO Vessels		442,000

(1)As used in this report, "Samsung" refers to Samsung Heavy Industries Co., Ltd, "Hyundai" refers to Hyundai Heavy Industries Co., Ltd., "Universal" refers to Universal Shipbuilding Corporation, "Hitachi refers to Hitachi Zosen Corporation, "Daewoo" refers to Daewoo Shipbuilding and Marine Engineering S.A., "JMU" refers to Japan Marine United Corp., Ariake Shipyard, Japan, "Dalian" refers to Dalian Shipbuilding Industry Co. Ltd., "STX" refers to STX Offshore and Shipbuilding Co. Ltd., and "Hanjin" refers to Hanjin Heavy Industry Co. Ltd.
(2)Assumes no exercise by the charterer of any option to extend (if applicable).
(3)Profit sharing component under time charter contracts.
(4)Vessels in which we hold a 50% ownership interest and are only accounted for the share of DWT corresponding to such ownership interest.

Employment of Our Fleet
Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2021, our fleet is currently expected to have approximately 25,668 available days for hire, of which, as of April 1, 2021, 90.18% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 5.7% are expected to be available to be employed on fixed time charters with a profit sharing element and 2.7% are expected to be available to be employed on fixed time charters without a profit sharing element.
Spot Market
A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of April 1, 2021, we employed 22 of our vessels directly in the spot market.

Tankers International Pool
Euronav principally employs and commercially manages its VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels, or Pool Participants, to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. As of April 1, 2021, the TI Pool was comprised of 57 vessels, including 41 of Euronav’s VLCCs.
    By pooling its VLCCs with those of other shipowners, Euronav is able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for its vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. In 2020, TI Pool membership costs were approximately $742.4 per vessel per day (with each vessel receiving its proportional share of pool membership expenses, excluding pool credit line costs).
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
    Time Charters
Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help Euronav mitigate, in part, its exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, Euronav may when the cycle matures or otherwise opportunistically employ more of its vessels under time charter contracts as the available rates for time charters improve. Euronav may also enter into time-charter contracts with profit-sharing arrangements, which it believes will enable Euronav to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of April 1, 2021, Euronav employed 12 of its vessels on fixed-rate time charters with an average remaining duration of 2 years, including four with profit-sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.
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
 Euronav’s VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, excluding voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2020, Euronav paid an aggregate of $10.1 million for the commercial management of Euronav’s vessels operating in the TI Pool.
 Euronav’s Suezmax vessels trading in the spot market are commercially managed by Euronav (UK) Agencies Ltd., our London commercial department. Commercial management services include securing employment for Euronav’s vessels.
 Euronav’s time chartered vessels are managed by Euronav’s operations department based in Antwerp.
Principal Executive Offices
Our principal executive headquarters are located at De Gerlachekaai 20, 2000 Antwerpen, Belgium. Our telephone number at that address is 011-32-3-247-4411. We also have offices located in the United Kingdom, France, Greece, Hong Kong, Switzerland (canton Geneva) and Singapore. Our website is www.euronav.com. The information contained on our website does not form a part of this annual report.

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
In broad terms, the volume of seaborne oil trade is primarily dependent on global and regional economic growth, and to a lesser extent other factors such as changes in regional oil prices. Overall, there is a close relationship between changes in the level of economic activity and changes in the volume of oil moved by sea. With continued strong GDP growth in Asia, seaborne oil trade to emerging Asian markets has been growing significantly. Chinese oil consumption grew at a compound average growth rate (CAGR) of 4.5% from 8.9 mbpd in 2010 to 13.8 mbpd in 2020. Asian (excluding China) oil consumption increased at a CAGR of 1.7% during the same period. In 2020, the total seaborne trade in crude oil was equivalent to 1.9 billion tons as per provisional estimates.
The outbreak of COVID-19 severely affected demand of crude oil and refined petroleum products as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil and refined products fell 8.9% to 2,820 million tons. Seaborne crude oil trade fell 6.6% year on year to 93.9 mbpd in 2020 primarily due to demand destruction in 2020 because of mobility restrictions enforced by state authorities in several major economies and can be seen as an outlier. Oil demand and trade started a gradual recovery in 2H20 on the back of easing of lockdown restriction in major parts of the world. Moreover, several countries have authorised emergency use of various COVID-19 vaccines and a widespread availability of these vaccines would play a key role in containing the pandemic, which will support the seaborne trade and tanker demand.

World GDP and crude oil seaborne trade – 2003 to 2020*

(Percent change year on year)

8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020*
World GDP
Crude Oil Seaborne Trade

* Provisional estimates for *GDP/Trade*

Source: IMF, GTIS, Drewry

Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is also translating into growing seaborne oil trade distances. For example, a VLCC’s voyage from West Africa to the US Gulf takes 40 days, but a trip from West Africa to China (a trade which is expanding) takes 65 days, and a trip from the US Gulf to Far East (a key trade route with growing US crude exports) takes nearly 100 days. The increase in oil trade distances, coupled with increases in world oil demand, has had a positive impact on tanker demand in ton miles (crude and products), which has increased from 11.4 to 12.0 trillion ton miles in the period 2010 to 2020. In 2020, ton miles demand declined 8.6% year on year due to sharp slump in demand due to COVID-19.
Supply in the tanker sector, as measured by its deadweight (dwt) cargo carrying capacity, is primarily influenced by the rate of deliveries of newbuilds from the shipyards in line with their orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion. After a period of rapid expansion, supply growth in the tanker sector moderated in 2013-14 and the overall tanker fleet expanded just 0.6% in 2014, and a relatively modest 2.7% in 2015. However, in 2016, the crude oil tanker fleet expanded 5.8% due to a high level of newbuilding deliveries during the year and lower levels of scrapping. A further round of newbuilding deliveries took place in 2017 and the world tanker fleet increased another 4.8% despite a rise in scrapping in the second half of the year. Record high demolitions kept a check on fleet growth, and global crude tanker fleet expanded by a marginal 0.3% in 2018 despite the delivery of 101 newbuilds with aggregate capacity of 20.3 mdwt. Global world tanker fleet rose 7.1% year on year to 412.3 mdwt in 2019 primarily due to 39.1% year on year increase in deliveries to 28.3 mdwt. Demolitions declined sharply to 2 mdwt in 2019 compared with 17.4 mdwt in 2018. Global tanker fleet increased 1.3% to 417.6 mdwt in 2020.
In terms of ordering activity, new tanker orders from 2010 to 2014 were limited due to the lack of available bank financing and a challenged rate environment, which contributed to the total crude tanker orderbook declining to 13.9% of the existing global tanker fleet capacity as of December 2014, compared with nearly 50% of the existing fleet at its peak in 2008. However, new ordering picked up in the VLCC and Suezmax sectors in late 2014 and 2015 because of the continued strength in the tanker freight market and the exemption from compliance to Tier III NOx emission norms for vessels ordered before 1 January 2016. Ordering activity fell substantially in 2016 and only 39 crude tankers were ordered, compared with 244 in 2015. However, ordering activity picked up again in 2017 with 93 new contracts placed for crude tankers during the year. Weak newbuilding prices were one of the main factors stimulating new ordering. Ordering activity took a backseat in a depressed tanker market, and a total of 73 crude tankers were ordered in 2018. The crude tanker orderbook thinned down significantly in 2019 and 2020 as deliveries outpaced new ordering. The orderbook as a percentage of the fleet also slipped from 12.3% at the start of 2019 to 7.9% at the end of 2020.

The tanker freight market remained buoyant throughout 2015 and 1H16 on the back of favourable supply/demand dynamics. However, in 2H16, rising newbuilding deliveries outpaced the growth in tanker demand, and hence, there was downward pressure on freight rates. A deluge of newbuilding in 2017 aggravated the situation further and rates fell. For example, the average VLCC spot rate on the Arabian Gulf (AG)-Japan route was US$ 22,617pd in 2017 compared with US$ 42,183pd in 2016. Oil tanker freight rates declined in 2H16 and 2017 due to a number of factors, including:

i.A surge in newbuilding deliveries that outpaced the growth in tanker demand in 2016 as well as 2017,
ii.Oil production cuts announced by OPEC and higher compliance by the member countries, and
iii.Reduced stockpiling activity by major Asian economies.
Freight rates across vessel class averaged well below breakeven rates for the first nine months of 2018. Suppressed vessel earnings prompted demolitions and 103 crude tankers with aggregate capacity of 17.4 mdwt were sold to scrapyards in 2018. Sluggish fleet growth—because of record high demolitions and steady increase in the demand for tankers—improved supply-demand dynamics in the last quarter of 2018 to an extent. Vessel earnings surged substantially in the last four months of 2018. Second-hand asset prices moved up in 4Q18, as a result of higher charter rates.
In 2019, crude tanker freight rates benefited from the US sanctions on Cosco Shipping Tanker (Dalian) Co., geopolitical tensions and tight supply. In addition, crude tanker vessel supply was reduced by 1.2% as vessels moved out of trade to fit scrubbers. New orders were constrained as shipowners wanted more clarity to emerge on the availability of HSFO for scrubber-fitted vessels and LSFO prices. Scrapping came down sharply as owners wanted to benefit from higher freight rates in 2H19. Second-hand asset prices reacted positively to buoyant charter rates.
Crude tanker freight rates saw a sudden spike in 1H20 due to a surge in demand of VLCCs for floating storage. The global oil demand plunged substantially due to lockdown measure adopted by several major economies. However, the rates have normalized since then as OPEC+ and several other key producers curtailed their production to rebalance the oil market. As of January 2021, one-year time charter rate for a five-year-old VLCC was US$ 26,500pd. Second-hand prices of VLCC increased in March and April 2020 with a surge in earnings. However, second-hand asset prices have declined in the last few months as freight rates have weakened.

World Oil Demand and Production
In 2019, oil accounted for around one-third of global energy consumption. With the exception of 2008, 2009 and 2020, world oil consumption has increased steadily over the past two decades, as a result of increasing global economic activity and industrial production. In recent years, the growth in oil demand has been largely driven by developing countries in Asia and growing Chinese consumption, but some developed economies also recorded increases in demand between 2014 and 2018. In 2019, world oil demand increased to 100.3 mbpd, which represents a 1.0% increase from 2018 and 17.3% higher than the recent low recorded in 2009 following the global financial crisis of 2008-09. Global oil demand has been hampered in 2020 due to COVID-19 but is expected to bounce back strongly in 2021 as the global economy revives. According to the IMF, global economy is projected to grow at 5.5% in 2021 after shrinking by 4.4% in 2020. On the other hand, China, the key growth driver of tankers, is expected to grow by 8.1% in 2021 after growing at 2.3% in 2020. respectively.

World oil consumption: 2010 to 2020

(Million barrels per day)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020*	CAGR 10-20 %
North America	24.1	24.0	23.6	24.1	24.2	24.6	24.9	25.1	25.7	25.7	22.6	-0.6%
Europe - OECD	14.7	14.3	13.8	13.6	13.5	13.8	14.0	14.4	14.3	14.3	12.4	-1.7%
Pacific	8.1	8.1	8.6	8.3	8.1	8.1	8.1	8.2	8.0	7.8	7.1	-1.3%
Total OECD	**46.9**	**46.4**	**46.0**	**46.0**	**45.8**	**46.4**	**47.0**	**47.7**	**48.0**	**47.7**	**42.2**	**-1.1%**
Former Soviet Union	4.2	4.4	4.5	4.7	4.7	4.6	4.4	4.5	4.7	4.8	4.5	0.8%
Europe - Non OECD	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.7	0.3%
China	8.9	9.2	9.8	10.3	10.8	11.6	12.0	12.5	13.0	13.7	13.8	4.5%
Asia (exc China)	10.9	11.1	11.4	11.8	12.0	12.4	13.2	13.7	14.0	14.3	12.9	1.7%
Latin America	6.0	6.3	6.4	6.7	6.8	6.7	6.5	6.4	6.2	6.2	5.5	-0.8%
Middle East	7.3	7.4	7.7	7.9	8.4	8.4	8.4	8.4	8.3	8.3	7.7	0.5%
Africa	3.5	3.4	3.7	3.9	3.8	4.3	4.2	4.2	4.3	4.3	3.9	1.0%
Total Non-OECD	**41.5**	**42.5**	**44.2**	**45.9**	**47.2**	**48.5**	**49.4**	**50.4**	**51.3**	**52.3**	**49.1**	**1.7%**
World Total	**88.4**	**88.9**	**90.2**	**91.9**	**93.0**	**95.0**	**96.4**	**98.1**	**99.2**	**100.0**	**91.2**	**0.3%**

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
Global trends in oil production have naturally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play an integral role in determining production levels and tie in with the seasonal peaks in demand. Changes in world crude oil production by region from 2010 to 2020 are shown in the table below.

At the beginning of 2020, proven global oil reserves totaled 1,733 billion barrels – about 47 times the current rates of annual production (based on 2019 crude production). These reserves tend to be located in regions far from the major consuming countries separated by large expanses of water, and this geographical barrier creates the demand for crude tanker shipping. However, the development of light tight oil (LTO) or shale oil reserves in the US had a negative impact on the volume of US crude oil imports as well as the demand for crude tankers from 2004 to 2014. However, rising US crude exports on long-haul routes to China and India is a positive development for shipowners as every additional barrel exported from the country will open avenues for equal imports as the US is a net importer of crude oil.
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
The first shipments of the US crude were sent to Europe immediately after the lifting of the ban, and since then, other destinations have followed. The US exported 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for the US crude producers as the country exported crude to every major importer, including China, India, South Korea and several European countries. In October 2017, US crude exports surpassed 2 mbpd, and on average, the country’s crude exports more than doubled in 2017 to 1.2 mbpd. The US crude exports jumped further to 2.1 mbpd in 2018 and 3.0 mbpd in 2019 on the back of rising domestic crude oil production and nearly flat domestic demand. US crude oil exports increased slightly to 3.2 mbpd in 2020 as the outbreak of COVID-19 and steep decline in crude oil prices in 2020 adversely affected oil production, thereby reducing exports momentum. However, this is still well below the exports of major exporters such as Saudi Arabia, Russia and other Middle Eastern exporters. Nevertheless, the US Gulf to Asia could be a key trading route for VLCC with growing US exports.
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
Overall, the volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2020 is provisionally estimated at 1.9 billion tons or 66.9% of all seaborne oil trade (crude oil and refined petroleum products). The chart below illustrates changes in global seaborne movements of crude oil between 1983 and 2020.

World seaborne oil trade is the result of geographical imbalances between areas of oil consumption and production. Historically, certain developed economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East and Africa, oil consumption during 2010 to 2020 grew at annual rates of 1.1%, and at an annual growth rate of 4.5% in the case of China. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances as more oil is being transported on long-haul routes. Excluding 2020 when COVID-19 severely affected crude oil demand, crude oil consumption during 2010 to 2019 increased at a CAGR of 2.3% in Asia, the Middle East and Africa. Chinese crude oil consumption increased at a CAGR of 4.9% during the same period.
Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, the rising demand for oil will have to be satisfied by increased imports.

In the case of China and India, seaborne crude oil imports have risen significantly in the last decade in order to meet an increasing demand for energy. During 2010 to 2020, Chinese crude oil imports increased from 239.3 to 542.4 million tons and Indian imports increased from 155.6 to 181 million tons. Conversely, Japanese imports declined from 178.7 to 119.9 million tons over the same period. In the US, crude oil imports declined between 2007 and 2015, but in 2016, the trend was reversed and average US crude imports increased 0.5 mbpd due to declining shale output. In 2017, US imports inched up by another 0.4% to reach 7.9 mbpd on the back of rising crude oil consumption. In 2018, the US crude oil imports declined 2.5% year on year to 7.8 mbpd, whereas the country’s crude oil imports declined 12.6% year on year to 6.8 mbpd in 2019. US crude oil imports declined 13.6% year on year to 5.9 mbpd in 2020. US crude oil imports have declined in the last three years because of the country’s rising crude oil production. In 2020, crude oil imports for almost all countries have been adversely impacted by the pandemic.
A vital factor, which is affecting both the volume and pattern of world oil trades, is the shift in global refinery capacity from the developed to the developing world, which is increasing the distances from oil production sources to refineries. The distribution of refinery throughput by region from 2010 to 2020 is shown in the following table.

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

Oil refinery throughput by region: Growth rates 2010 to 2020

(CAGR – Percent)

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
China
India
Middle East
Europe
North America
Latin America
Africa

Source: BP, IEA, Drewry

As a result of changes in trade patterns, as well as shifts in refinery locations, average voyage distances in the crude sector have increased. From 2010 to 2020, ton-mile demand in the crude tanker sector grew from 8.8 to 9.1 trillion ton miles. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Another aspect which has impacted crude tanker demand in recent years has been the use of tankers for floating storage. In the closing weeks of 2014 and the opening weeks of 2015, commodity traders hired VLCCs in the expectation that profits could be made by storing oil at sea to create a contango, that is, where the current or spot price for the oil was below the price of oil for delivery in the futures market. As a result, several fixtures for long-term storage were reported by oil majors and commodity traders for periods up to 12 months in late 2014 and 1H15. Floating crude oil storage reached a high of 197 million barrels in May 2015, and thereafter, it declined because of a narrowing of the contango and shrinking arbitrage in crude oil futures.
The use of large tankers for offshore storage rebounded somewhat in 2016 because of logistical considerations, marketing issues and inventory drawdown. Similar patterns were seen when floating storage peaked in June 2017, when more than 200 million barrels were reported to be stored in crude tankers. Floating storage declined gradually in 2H17. Production cuts pursued by OPEC, Russia and its allies encouraged inventory drawdown and floating storage dropped further in 2018. In 2019, demand for floating storage increased as owners stored LSFO and HSFO to avoid uncertainty of availability of these fuels and hedge them from price increase. Demand for VLCC for oil storage increased as well with 28 VLCCs being used in the Middle East Gulf to store oil.
In early 2020, the oil supply shock as a result of the price war between Russia and Saudi Arabia coupled with demand destruction due to the outbreak of COVID-19 led to a sharp decline in crude oil prices and a contango in oil futures. The demand for VLCCs for floating storage surged with arbitrage opportunities in the oil market and operational limitations of several oil producers. As of January 2021, nearly 63 VLCCs were employed in floating storage, which account for ~7.6% of the fleet. This figure was lower than the 105 VLCCs deployed for floating storage at the peak of the contango opportunities in oil market in April 2020, indicating a declining trend in on-the-water storage of crude oil.

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

There are also a relatively small number of ships below 80,000 dwt which operate in crude oil trades. However, many such ships operate in cabotage type trades, and therefore, do not form part of the open market. For this reason, the following analysis of supply concentrates on the VLCC, Suezmax and Aframax vessels. As of January 31, 2021, the crude tanker fleet consisted of 2,082 vessels with a combined capacity of 420.1 mdwt.

The table below shows principal routes for crude oil tankers and where these vessels are deployed.

Crude oil tankers – Typical deployment by size category

Area	Trade route	Haul	Vessel type		
			VLCC	Suezmax	Aframax
Inter-regional	MEG[(1)] - Asia	Long	X	X	X
	MEG - N. America		X		
	MEG - Europe - Suez[(2)]			X	
	W. Africa[(3)] - N. America		X	X	X
	W. Africa - Asia		X	X	
	US Gulf - Asia		X	X	
	MEG - Europe - Cape [(4)]		X		
	W. Africa - Europe			X	X
	NS[(5)] - N. America				X
	MEG - Pacific Rim		X	X	
Intra-regional	North Sea	Medium		X	X
	Caribbean			X	X
	Mediterranean			X	X
	Asia - Pacific			X	X

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

Principal VLCC and Suezmax seaborne crude oil trades

Europe
US Gulf
Mid East
Asia
West Africa
USWC – Far East
US Gulf – Asia
West Africa – Europe
West Africa – US Gulf
West Africa – Asia
Mid East – Europe
Mid East – US Gulf
Mid East – Asia
Mid East – Pacific Rim
Brazil – Far East
Europe – Far East
VLCC
Suezmax
Both VLCC and Suezmax

Source: Drewry

VLCC/Suezmax Fleet Development
After growing at a record 6.5% year on year in 2019, crude tanker fleet growth moderated to 3.1% year on year in 2020 to 417.6 mdwt. Deliveries declined by 46.1% year on year as orderbook was small. Demolition also declined 18.8% year on year in 2020 as sharp decline in bunker prices made life easy for old vessels. An unprecedented surge in freight rates in 1H20 also kept scrapping activity muted. Moreover, activity in ship-breaking yards in Southeast Asia was also hampered by the lockdowns and corresponding volatility in steel prices.

VLCC & Suezmax fleet development: 2010 to 2021*

(Year on year percentage growth: mdwt)

9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021*
Suezmax
VLCC/ULCC

* *as of 31 January 2021*

Source: Drewry

    The chart below indicates the volume of new orders placed in the VLCC and Suezmax sectors from 2010 to January 2021. Tight supply-demand dynamics in the tanker market, firm freight rates and exemption from compliance to Tier III NOx emission norms for vessels ordered before 1 January 2016, were the reasons for high new ordering activity in 2015, and a total of 62 VLCCs and 51 Suezmaxes contracts were placed during the year. New ordering activity then declined in 2016, with only 14 VLCCs ordered during the year compared with 62 during 2015. Ordering activity picked up again in 2017 as shipowners took advantage of low newbuild prices to embark on fleet renewal. However, newbuilding activity took a back seat in the depressed freight market, and 39 VLCCs and 12 Suezmaxes were ordered in 2018 compared with 48 VLCCs and 19 Suezmaxes in 2017. Uncertainty over the price and availability of new bunker fuel resulted in lower orders in 2019. New orders remained subdued in 2020. Apart from the weak market outlook, the upcoming IMO regulations on decarbonisation are holding back newbuilding activity as the new regulations will affect the choice of propulsion systems and fuels in the future.

VLCC/Suezmax new orders – 2010 to 2021*
(‘000 Dwt)

30,000
25,000
20,000
15,000
10,000
5,000
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021*
Suezmax
VLCC

** as of 31 January 2021*

Source: Drewry

In the last few years, delays in new vessel deliveries, often referred to as ‘slippage’, have become a regular feature of the market. Slippage is the result of a combination of several factors, including cancellations of orders, issues in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over-optimistic delivery times, and in some cases, shipyards experiencing financial difficulty. A number of Chinese yards, including yards at which crude tankers are currently on order, are experiencing financial problems which have led to both cancellations and delays in deliveries. New order cancellations have been a feature of most shipping markets during the market downturn. For obvious reasons, shipyards are reluctant to openly report such events, making the tracking of the true size of the orderbook at any given point in time difficult. The difference between actual and scheduled deliveries reflects the fact that orderbooks are often overstated. Slippage has affected both the VLCC and Suezmax sectors. The table below indicates the relationship between scheduled and actual deliveries for both asset classes from 2011 to 2020. Since slippage has occurred in recent years, it is not unreasonable to expect that some of the VLCC and Suezmax tankers currently on order will not be delivered on time.

In 2020, VLCC and Suezmax deliveries amounted to 11.3 and 2.8 mdwt respectively, compared with 21.1 and 3.9 mdwt respectively in 2019. As a result of these deliveries, the VLCC and Suezmax fleets expanded 3.6% and 3.3% year on year respectively in 2020.

VLCC/Suezmax tanker deliveries: 2010 to 2021*

('000 Dwt)

30,000
25,000
20,000
15,000
10,000
5,000
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021*
VLCC
Suezmax

** as of 31 January 2021*

Source: Drewry

    At its peak in 2008, the VLCC and Suezmax tanker orderbooks were each equivalent to 50% of the existing fleets, which led to high levels of new deliveries in both sectors between 2009 and 2012. The orderbook as a percentage of the existing fleet declined in the period 2010-13 due to low levels of new ordering. However, with the upturn in new ordering activity in 2014 and 2015, the VLCC and Suezmax orderbook to fleet ratios rose to 19.4% and 24.7% respectively in December 2015. As a result of lower levels of new ordering and elevated deliveries during 2016-19, the orderbooks for VLCC and Suezmax vessels as of 31 January 2021 were equivalent to 7.0% and 8.1% of the existing fleets, respectively. The VLCC and Suezmax orderbook to fleet ratio are at their lowest level since 2008.

VLCC & Suezmax orderbook

(Percent of existing fleet)

60.0
50.0
40.0
30.0
20.0
10.0
0.0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021*
Suezmax
VLCC

** as of 31 January 2021*

Source: Drewry

As of 31 January 2021, the total crude tanker orderbook consisted of 164 vessels with aggregate capacity of 35.2 mdwt. The orderbook for Suezmax tankers was 39 vessels representing 6.1 mdwt (excluding shuttle tankers), and for VLCCs, the orderbook was 78 vessels representing 23.7 mdwt.

Tanker supply is also affected by vessel scrapping. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade it to maintain its ’in-class’ status. Often, particularly when tankers reach about 25 years of age, the costs of conducting the class survey and performing required repairs become economically inefficient. In recent years, most oil tankers that have been demolished were between 25 and 30 years of age. The average demolition age of VLCC has been around 21 years.

In addition to vessel age, scrapping activity is influenced by freight markets. Demolitions tend to decrease during periods of high freight rates and increase when freight rates are low. The chart below indicates that vessel scrapping was significantly higher from 2010 to 2014 than in the preceding five years. Firm freight rates in 2015 and 2016 also encouraged shipowners to defer the scrapping of older vessels, and demolitions in these two years were substantially lower compared with those during 2010-14. However, weak freight rates in 3Q17 accelerated demolitions and a total of 58 crude tankers totaling 8.5 mdwt were sold to scrapyards in 2017. Scrapping activity reached a record high as a weak freight market forced shipowners to phase out vessels below 20 years of age. Consequently, 108 crude carriers aggregating 18.6 mdwt were demolished in 2018. In 2019, demolitions remained muted as shipowners preferred holding on their old vessels due to higher freight rates in 2H19. Scrapping in 2020 continued to be muted due to a sharp decline in bunker prices and surge freight rates in 1H20. Moreover, activity in ship-breaking yards in Southeast Asia was also hampered by the lockdowns and corresponding volatility in steel prices. Lower freight rates in 2H20 failed to underpin scrapping activity as many old vessels were employed in oil storage.

Crude oil tanker scrapping: 2010 to 2020

('000 Dwt)

18,000
15,000
12,000
9,000
6,000
3,000
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
200,000 +
120-199,999
80-119,999

Source: Drewry

Two other important factors are likely to affect crude tanker supply in the future. The first is the requirement to retrofit ballast water management systems (BWMS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (BWM) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention"), sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO ‘D-2’ standard is also the standard that has been adopted by the US Coast Guard’s ballast water regulations and the US EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to BWM Convention from 8 September 2017 to 8 September 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date. For a VLCC tanker, the retrofit cost could be as much as US$2.0 million per vessel, including labor. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after the BWM Convention came into force in 2019.

The second factor that is likely to impact future vessel supply is the drive to lower emission from ships. For many years, heavy-fuel oil (HFO) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulphur content of HFO is about 3.5%. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulphur content of the fuel.
The IMO, the governing body of international shipping, has made a concerted effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (ECAs) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulphur content up to 0.1%. The IMO implemented emission control regulation globally with effect from 1 January, 2020. It stipulates that ships sailing outside ECAs will switch to an alternate fuel with permitted sulphur content up to 0.5% or will retrofit scrubber in order to reduce emission. This has created demand for Very Low Sulphur Fuel Oil (VLSFO) with 0.5% Sulphur content. Some of the owners of large vessels have also opted for scrubbers retrofitting on existing ships. As such the emission regulation will be another factor hastening the eventual demolition of older ships. Within the context of the wider market, increased vessel scrapping is a positive development as it helps to counterbalance new ship deliveries and moderates the fleet growth.
Starting 2020, high and low sulfur fuel demand (originating from the shipping industry) reported significant variation. The fuel price spread largely oscillated between $300 and $350 per metric ton during the initial days and hovered around $190-200 per tonne in February 2020. Despite the initial speculation, the shipping industry did not see any systemic shortage of the new low sulfur fuel, which came out as a relief. The premium commanded by low sulphur fuel reduced to around $90 per ton by January 2021 as the availability of compliant fuel is not an issue due to reduced demand and increased supply across major bunkering ports. The narrowing premium diluted shipowners’ incentive to invest in scrubbers and prolonged the period for the return on investment for those who had already invested in scrubbers. Overall, installation of scrubbers and new fuel regulations turned out to be a non-event in the backdrop of COVID-19 and low fuel prices.
As of January 31, 2021, owners have opted to fit scrubbers in about 140.2 mdwt of crude tonnage (includes UL/ VLCC, Suezmax and Aframax), which constitutes about 33.4% of the existing fleet (based on capacity in dwt). As per our estimate, 337 UL/ VLCCs are currently fitted with scrubbers, including 99 UL/ VLCC delivered as newbuilds. In addition, 32 UL/ VLCCs are pending retrofitting. Altogether, about 40.6s% of UL/ VLCC fleet is fitted with scrubbers (based on dwt capacity and includes pending retrofits). In the existing fleet, 159 Suezmax are fitted with scrubbers (96 retrofitted, 39 fitted at newbuilding and 24 retrofit pending). In total, 28.3% of the total Suezmax fleet is fitted with scrubbers (based on dwt capacity and includes pending retrofit). Vessels moving out of trade to retrofit scrubbers impede supply growth and support freight rates.

IMO 2030, IMO 2050 and Sea Cargo Charter
In addition to recently implemented emission control regulations, IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the latest announcement, IMO plans to initiate measures to reduce CO2 emissions by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may include limiting the speed of the ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. Although the current macroeconomic environment constitutes the main deterrent, IMO-related uncertainty is also one of the factors deterring ship owners from ordering newbuild vessels, as these vessels may have a high environmental compliance cost in the future. As mentioned above, some shipowners are ahead of the curve by having ordered LNG-fueled ships in order to comply with stricter regulations that may be announced in future.

In November 2020, MEPC approved a draft for the new mandatory regulations to cut the carbon intensity of existing ships. Formal adoption of the proposal for GHG and CO2 emissions reduction action plan is expected in June 2021. It will be a combination of technical and operational measures. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. The draft amendments would require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and would apply to ships above 400 gross tonnage. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 gross tonnage and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (SEEMP). A ship rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy-wide GHG reduction by 2030 compared to 1990. EU shipowners are required to comply with this regulation.
The Sea Cargo Charter, applicable to bulk ship charterers, is a global framework that allows for the integration of climate considerations into chartering decisions to favor climate-aligned maritime transport. At present, 18 charterers are signatories to the sea cargo charter. These charterers have vowed to make the details of their shipping carbon footprint public.
We expect these regulations to affect old tonnage more, which would need to slow steam or carry out energy efficiency improvements to remain viable. They are likely to make the very old tonnage uneconomical.

The Crude Oil Tanker Freight Market
Types of Charter
Oil tankers are employed in the market through a number of different chartering options, described below.
•A bareboat charter involves the use of a vessel usually over longer periods of up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.
•A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.
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
The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handysize market, as compared with the tanker market as a whole. The chart below illustrates monthly changes in TCE rates for VLCC and Suezmax tankers during January 2010 to January 2021.
VLCC TCE saw a spike during 1H20 due to a surge in demand for VLCCs for floating storage when the global oil demand plunged substantially as a result of the lockdown measures adopted by several major economies to curb the spread of COVID-19. This led to unprecedented oversupply of crude oil. As a result, the average VLCC TCE rate spiked to about US$ 200,000pd in April 2020. However, the production cut by OPEC+ and other major companies has facilitated the gradual clearing of supply glut and TCE rates came down to US$ 15,800pd in December. High inventories of crude and refined products, as well as the second wave of COVID-19, has dented the crude oil trade and tonnage demand. Meanwhile, the return of vessels from floating storage has inflated vessel supply.

VLCC/Suezmax tanker Time Charter Equivalent (TCE) Rates: 2010 to 2021*

(US$/Day)

200,000
160,000
120,000
80,000
40,000
0
-40,000
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Suezmax: W. Africa - Caribs/USES
VLCC: Arabian Gulf - Japan

** Up to January 2021*

Source: Drewry

After a weak phase between 2009 and 1H14, tanker freight rates started rising in 2H14, the main stimulus being the fall in oil prices and rising oil consumption. In addition, key oil-importing countries, such as India and China, started building Strategic Petroleum Reserves (SPRs).
In 4Q15, VLCC spot rates surged, benefiting from seasonal demand and low growth in the global crude tanker fleet. However, a wave of newbuilding deliveries in 2016 outpaced demand, and average TCE rates in 2016 were around 40% lower than in 2015. A spate of newbuilding deliveries in 2017 aggravated the situation further and the average TCE rates dropped by a further 45% in 2017. The situation worsened further and TCE rates were below breakeven rates for the first nine months of 2018. However, vessel earnings improved in the later months of the year and TCE rates for VLCCs on Arabian Gulf–Japan averaged at about US$ 21,500pd in 2018, which is nearly 5% lower than the rates realized in 2017.
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

Indicative VLCC Triangulation Voyage Pattern

US Gulf
2
Mid East
1
China
4
West Africa
3
Voyage 1: Laden: Mid East – US Gulf
Voyage 3: Laden: West Africa – China
Voyage 4: Ballast: China – Mid East

Source: Drewry

VLCC/Suezmax 1-year time charter rates: 2010 to 2021*

(US$/day period averages)

80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
1 year TC for 5 year old VLCC
1 year TC for 5 year old Suezmax

* *Up to January 2021*

Source: Drewry

In the tanker market, independent shipowners have two principal employment options – either the spot or time charter markets or a combination of both. How tankers are deployed varies from operator to operator, and are also influenced by market conditions. In a buoyant market, the companies that prefer to deploy vessels on the spot market will gain more as they will benefit from the rise in freight rates. Broadly speaking, a shipowner with an operating strategy, which is focused on the time charter market, will experience a more stable income stream and they will be relatively insulated against the volatility in spot rates.
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
Newbuilding prices for tankers of all sizes rose steadily between 2004 and mid-2008. This was due to a number of factors, including high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of strengthening steel prices and the weakening US dollar. Prices weakened in 2009 following a downturn in new ordering and remained weak until 2H13, when they slowly started to rise.
Newbuild prices increased by an average of 10% across vessel classes in 2014, but they declined marginally in 2015 due to weaker steel prices and spare capacity at shipyards because of negligible activity in other sectors of the maritime industry. The average newbuilding prices for VLCCs in 2015 dropped 2.4% year on year, while prices were flat for Suezmax tankers between 2014 and 2015. Spare capacity at shipyards, coupled with low ordering in 2016, led to a further decline of 10% to 12% in newbuilding prices of crude tankers. Newbuild prices remained stable throughout 2017. However, newbuild prices increased steadily in 2018 primarily on the back of optimism about a recovery in the tanker market. VLCC and Suezmax newbuild prices increased in 2019 with an increase in charter rates. In 2020 newbuilding prices for VLCC and Suezmax declined 7.4% on average because of lower new orders and weak freight market in 2H20.

VLCC/Suezmax tanker newbuilding prices: 2010 to 2021*

(US$ million)

120.0
100.0
80.0
60.0
40.0
20.0
0.0
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
VLCC
Suezmax

* *Up to January 2021*

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
The chart below illustrates the movements of prices for second-hand (5-year old) oil tankers between 2010 and January 2021. After remaining range-bound between 2010 and 2013, second-hand vessel prices started recovering in 2014-15, but a sharp decline in the earning capabilities of vessels in 2016 reversed the trend, and second-hand prices plunged 25-30% during the year. However, second-hand prices remained stable for much of 2017 and started to move up slowly from the beginning of 2018 due to increased demand for modern fuel-efficient vessels in the S&P market. Nevertheless, the second-hand prices of crude tankers are well below the last peak recorded in 2008. In 2019, the second-hand prices of VLCC and Suezmax vessels increased in tandem with a surge in charter rates. The average second-hand prices of VLCCs increased 10.1% year on year to US$ 70.8 million, while the average Suezmax second-hand prices increased 14.1% year on year to US$ 49.7 million. Second-hand prices of VLCC and Suezmax declined 15.8% on an average as freight rates plunged in 2H20.

VLCC/Suezmax tanker second-hand prices – 5-year old vessels: 2010 to 2021*

(US$ million)

100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
VLCC - 5 years old
Suezmax - 5 years old

* *Up to January 2021*

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

Contract Awards and Orderbook

Approval of these projects depends largely on the oil price expectation at the time and the related production potential associated with the specific project. As a result, the orders for FPS units generally follow the price of oil. However, oil price is not the only factor. Development costs also play a major role in determining the economic viability of a project. After the price of Brent crude dropped to $34 per barrel in 2008, only 10 FPS units were awarded in 2009. As the price of Brent crude recovered to over $100 per barrel, 25-33 FPS units were awarded each year from 2010-2014. Following the sharp decline in oil prices, FPS orders dropped to 15 units in 2015 and 17 in 2016. As oil prices recovered from 2017-2019, so did orders, particularly for FPSOs, which rose from 6 in 2017 to 13, a level not seen since 2013. However, with the global outbreak of COVID-19 and decline in oil demand and prices, orders came to a halt in Q2 2020 as companies cut Capex and deferred investment decisions into 2021. One FPSO order was placed by Petrobras in August 2020.

Currently Installed Units

As of January 2021, there are 296 FPS systems in service worldwide comprised of FPSOs (56%) of the current total, Production Semis (13%), FSRUs (10%), TLPs (9%), Production Spars (7%), Production Barges (3%), and FLNGs (1%). This does not include 40 production units and two floating storage/offloading units that are available for re-use. Another 107 floating storage/offloading units (without production capability) are in service.

Global Distribution of Installed Units by Type:

North Sea
21 FPSO
11 SEMI
9 FSO
2 TLP
2 FSRU
1 SPAR
1 FSO (LNG)
Available
31 FPSO
4 SEMI
4 FSO
1 TLP
1 SPAR
1 FSRU
1 FLNG
1 BARGE
Canada
1 FPSO
Caribbean
1 FSRU
Mediterranean
6 FSO
5 FSRU
2 FPSO
1 FSO (LNG)
China
12 FPSO
2 SEMI
1 FSRU
1 FSO
GOM
18 SPAR
17 TLP
9 SEMI
9 FPSO
1 BARGE
Brazil
45 FPSO
12 SEMI
5 FSO
4 FSRU
1 TLP
South America ex Brazil
2 FSRU
1 SPAR
1 FSO
1 FPSO
Africa
42 FPSO
16 FSO
6 BARGE
5 TLP
2 FSRU
1 FSO (LNG)
1 FLNG
SW Asia/ ME
10 FSRU
8 FSO
3 FPSO
2 FSO (LNG)
SE Asia
52 FSO
24 FPSO
4 FSRU
3 FSO (LNG)
3 BARGE
2 TLP
2 SEMI
2 FLNG
1 SPAR
Australia/ New Zealand
6 FPSO
1 SEMI
1 FSO
1 FLNG

Notes:
1. GOM's 9 FPSOs include 2 oil spill response and 4 well test units
2. Units under repair not shown: *Terra Nova, Ningaloo Vision*

Source: Energy Maritime Associates, Jan 2021

Total Installed Units by FPS Type and Region
(excluding MOPU and LNG Regasification Vessels)
Number of Units
93
73
67
54
47
23
16
14
9
5
1
1
44
SEA
AFRICA
BRAZ
GOM
NE
SWA/ ME
SEA CH
MEDIT
AUST/ NZ
SAMER
Carib
CAN
Available
Type Unit
BARGE
FLNG
FSO (LNG)
SPAR
TLP
SEMI
FSRU
FSO
FPSO

Source: Energy Maritime Associates, Jan 2021

Markets

The top five regions for floating production systems are Southeast Asia (23%), Africa (18%), Brazil (17%), Gulf of Mexico (“GOM”) (13%), and Northern Europe (“NE”) (12%). The type of systems varies widely from region to region – FSOs are the dominant type in Southeast Asia (“SEA”) due to the relatively shallow water depths and lack of infrastructure. In this type of environments, a fixed production platform and FSO is often the most economic development option.

The current order backlog consists of 42 production floaters, 8 FSOs (2 Oil and 6 LNG) and 3 Mobile Offshore Production Units, or MOPUs. Within the backlog, 27 units are utilizing purpose-built hulls, 20 units are based on converted hulls, 4 redeployments and 2 major upgrades. Of the production floaters being built, 26 are owned by field operators, 27 by leasing contractors, including two FPSOs which may be leased or owned (SBM’s Fast4Ward Hull #4 &5).

Since 1997, the production floater order backlog has ranged from a low of 17 units in 1999 to a peak of 70 units in the first half of 2013. Within this period, there have been multiple cycles: a downturn in 1998 and 1999 followed by an upturn from 2000 to 2002 of 17 to 39 units, relative stability in 2003 and 2004, an upturn from 2005 to 2007 from 35 to 67 units followed by a downturn from 2008 to 2009 down to 32 units, an upturn between 2010 and 2013 to 70 units, and a gradual decline to around 50 units where it has remained since 2017. In Q1 2021 the orderbook dropped to 42 and may mark the beginning of a period where deliveries outpace orders.

The destinations for the oil FSOs currently on order are Northern Europe and Southwest Asia/Middle East.

Most Attractive Growth Regions

Between 2025 and 2030, Brazil is expected to remain the most attractive area for offshore projects and presents ample investment opportunities according to respondents of EMA’s 2021 industry sentiment survey. As of January 2021, Brazil accounts for 15% (30 out of 202) potential floating production projects in the planning process. South America (excluding Brazil) and West Africa present the next largest growth opportunities globally. Guyana is rapidly becoming a prime destination, with up to 10 FPSOs planned by ExxonMobil and other exploration activity underway in Suriname.
Other industry participants remain optimistic about the Mexican and US sides of the GOM, buoyed by greenfield and brownfield deepwater developments. Foreign companies in Mexico have begun developing new shallow and deepwater projects requiring FPSOs and FSOs.

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

FSOs range from simple tankers with few modifications to purpose built and extensively modified tankers with significant additional equipment at a total cost ranging between $250 and $300 million. Oil storage capacity on FSOs varies from 60,000 barrels to 3 million barrels. FSO Asia and the FSO Africa, which are co-owned by Euronav, are among the largest and most complex FSOs in operation. Water depth ranges from 15 meters to 380 meters except for an FSO located in Brazil’s Marlim Sul field (1,180 meters). There is no inherent limitation on water depth for FSOs.

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

Trends in FSO orders

54 orders for FSOs have been placed over the past ten years, an average of 5.4 annually. While the majority of FSOs were converted from oil tankers, approximately 25% of these units were purpose-built as FSOs. This is in line with the currently installed fleet profile.

Forecast Summary

EMA is tracking 31 potential projects in the planning stage that may require an FSO. The number of FSO projects in the planning pipeline is relatively steady. FSO projects can typically be developed more quickly than other FPS developments and therefore there are a number of projects to be awarded in the next five years that are not yet visible.

The prospects for the FSO sector remain promising, supported by the number of visible projects in the planning stage, low development costs for offshore fields, and prospects for higher oil prices. Utilization of drilling rigs has begun to increase, but rates are expected to remain low for some time due to competition. In Southeast Asia, the most popular development option is an FSO, in conjunction with a fixed platform or MOPU.

The vast majority of FSO orders will continue to go to Southeast Asian countries including Thailand, Vietnam, Indonesia, and Malaysia, but there has been increased activity in Africa and Mexico as well. Two large projects in Mexico, BHP’s Trion and Talos’s Zama, are currently progressing with developments that require FSOs.

From 2021-2025, converted oil tankers will remain the dominant choice for FSOs. Newbuilt units will be used for some projects with high specifications as well as for condensate FSOs on gas fields. We expect between 10-25 conversion and 1-4 newbuilding orders over the next five years. In addition, we expect 4-6 FSO orders to be filled by redeployed units. Currently there are 31 idle FPSOs and 4 idle FSOs. More than 20 units that could potentially be redeployed may come available over the next five years.

Between $1.4 and $3.5 billion is expected to be spent on FSO orders over the next five years, with the mid-case being $2.5 billion. Around 71% will be spent on conversions, 14% on newbuildings, and 15% on redeployments. The purpose-built units will cost in the range of $150 to $600 million. Converted units will cost an average of around $100 million. Capital cost for redeployed units would depend on the value assigned to the existing asset but should be slightly less than a converted unit. Where the capex falls in this range depends on the hull size, design life and mooring/ offloading system needed.

In the past, the majority of vessels chosen for conversion were between 20 and 25 years old. However, this trend is changing as companies increasingly scrutinize the quality and hull fatigue of the units earmarked as conversion candidates. Some recent FPSO conversion projects have selected newbuilt intercepts or units as young as 5 years old.

FSO conversion work is being carried out mainly in Chinese yards, but some of the more complex FSO projects may be performed in Singapore and Malaysia. Most newbuilt units have been constructed by the Chinese and Korean yards. However, Sembcorp shipyard in Singapore completed a high spec unit for the UK’s Culzean field in 2018.

Competition

Competition in the FSO market includes tanker owners, specialized FSO/FPSO contractors, and engineering/construction companies in the floating production sector. Tanker owners tend to compete for projects which require less modification and investment. Companies such as Altera Infrastructure (formerly Teekay Offshore Partners L.P.), Knutsen NYK Offshore Tankers AS, Malaysia International Shipping Corporation Berhad, and Omni Offshore Terminals Pte. Ltd target more complex FSO projects with higher specifications and client requirements. FPSO contractors such as MODEC Inc, SBM Offshore N.V., and BW Offshore Limited had competed in the FSO market in the past, but are now primarily focused on large FPSO projects.

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
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard or USCG, Captain of the Port or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
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
International Maritime Organization
The IMO had adopted the International Convention for the Prevention of Pollution from Ships or “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 or “SOLAS Convention”, and the International Convention on Load Lines of 1966 or the “LL Convention”. MARPOL establishes structural and operational environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to all tankers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to prevention of pollution by oil; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to prevention of air pollution from ships. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used onboard vessels. On October 27, 2016, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Vessels are now required to obtain bunker delivery notes and International Air Pollution Prevention or “IAPP” Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on vessels were adopted and took effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
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
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to vessels that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for vessels built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
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
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for vessels. All vessels are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new vessels must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index or “EEDI”. Under these measures, by 2025, all new vessels built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.

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
Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022
Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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
Vessels are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
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
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit antifouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76 in 2021.
We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.
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
(iii)    loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)    net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
The U.S. Clean Water Act or “CWA” prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” or “WOTUS”, thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order.The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA, which was signed into law on December 4, 2018 and replaces the VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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
The EU Ship Recycling Regulation (EUSRR), adopted in 2013, contains requirements for EU-flagged ships, of 500 gross tonnage and above, to carry an inventory of hazardous materials (IHM). In addition, ships calling at EU ports from non-EU countries will also be required to carry an IHM identifying all the hazardous materials on board. EU-flagged ships must also be scrapped in an EU approved ship recycling facility.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from vessels. The U.S. initially entered into the agreement, but on June 1, 2017, the former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.
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
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large vessels over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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

International Labour Organization
The International Labour Organization or the “ILO” is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 or “MLC 2006”, which has been amended in 2018 A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all vessels above 500 gross tons in international trade. MLC is often called the “fourth pillar” of International maritime regulatory regime, because it stands beside the key IMO Conventions (SOLAS, MARPOL & STCW) that support quality shipping and held to eliminate substandard shipping. The MLC requires that vessel operators obtain an MLC Compliance certificate for each vessel they operate. All our vessels are in full compliance with and are certified to meet MLC 2006.
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
The following are among the various requirements, some of which are found in SOLAS:
•onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;
•onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•the development of vessel security plans;
•ship identification number to be permanently marked on a vessel’s hull;
•a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
•compliance with flag state security certification requirements.
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
For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:
•Annual Surveys.  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.
•Intermediate Surveys.  Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after Special Periodical Survey No. 1 and subsequent Special Periodical Surveys. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the No.3 Special Periodical Survey the following Intermediate Surveys are of the same scope as the previous Special Periodical Survey.

•Special Periodical Surveys (or Class Renewal Surveys). Class renewal surveys, also known as Special Periodical Surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous Special Periodical Survey. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A Special Periodical Survey may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.
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
We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place for such use as of December 31, 2020:
•Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $334,072.
•Greece, located at 31-33 Athinon Avenue, Athens, Greece 10447, for a yearly rent of $384,268.
•France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a yearly rent of $32,866.
•United Kingdom, London, located at 81-99 Kings Road, Chelsea, London SW3 4PA, 1-3 floor, for a yearly rent of $930,280. We sublease part of this office space to third parties and received a yearly rent of $848,468.
•Singapore, located at 79 Anson Road, #23-06 Singapore (079906), for a yearly rent of $119,364.
•Hong Kong, located at Room 2503-05 25th Floor Harcourt House 39 Gloucester Road Wanchai Hong Kong, for a yearly rent of $80,112.
•United States of America, located at 299 Park Avenue, New York, for a yearly rent of $2,013,887. We sublease this office space to third parties and received a total yearly rent of $1,484,114. This lease expires in September 2025
•Switzerland, located at Place Bourg de Four #4, Geneva 1204 for a yearly rent of $31,580.

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
For a discussion of our results for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2019, compared to the year ended December 31, 2018” contained in our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 29, 2020 and is incorporated by reference herein.
.

Factors affecting our results of operations
    The principal factors which have affected our results of operations and are expected to affect our future results of operations and financial position include:
•The spot rate and time charter market for VLCC and Suezmax tankers;
•The number of vessels in our fleet;
•Utilization rates on our vessels, including actual revenue days versus non-revenue ballast and off-hire days;
•Our ability to maintain and grow our customer relationships;
•Economic, financial, regulatory, political and government conditions that affect the supply and demand of crude oil and the tanker shipping industry;
•The earnings on our vessels;
•Gains and losses from the sale of assets and amortization of deferred gains;
•Vessel operating expenses, including in some cases, the fluctuating price of fuel expenses when our vessels operate in the spot or voyage market;
•Impairment losses on vessels or our fuel inventory on board of the Oceania;
•Administrative expenses;
•Potential liabilities arising from pending or future claims;
•Acts of piracy or terrorism;
•Depreciation;
•Drydocking and special survey days, both expected and unexpected;
•Our overall debt level and the interest expense and principal amortization;
•Equity gains (losses) of unconsolidated subsidiaries and associated companies;
•The European Ship Recycling regulation which is applicable as of January 1, 2019;
•IMO 2020: The MarPol convention, Annex VI Prevention of Air Pollution from Ships which reduces the maximum amount of Sulfur that ships can emit into the air and is applicable since January 1, 2020;
•The International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM) which will be applicable imminently; and

•Impact related to COVID-19 pandemic on oil demand and our operations.
COVID-19
The COVID-19 outbreak has impacted many countries around the world, and disrupted the lives of many millions of people. The Company takes the risks associated with the outbreak extremely seriously, and the safety and wellbeing of its employees is of paramount importance.
In that respect, the largest operational challenge was conducting crew changes. Apart from serious humanitarian and crew welfare concerns, there is an increasing risk that fatigue will lead to serious maritime accidents. In addition to restrictions placed on the movement of seafarers by national and local authorities, there is also the problem of the continued suspension of the majority of flights between major crew change ports and the home country of the Company’s crew. In order to resolve the difficult situation, the Company decided to accommodate deviations by ships to facilitate crew changes, resulting in an increased costs cost (USD 1.8 million ) and decreased revenues because of off hire (USD 4.2 million).

Going forward, it remains difficult to estimate the future impact of the pandemic on the economies where we are active, and hence the impact these factors might have on the financial results.
In general terms, the market will become more challenging as demand for crude oil is negatively impacted by the COVID-19 pandemic. This decrease in demand combined with the gradual release of vessels that were used as storage has disrupted the supply-demand balance and thus the freight market. However, these negative consequences could very well be offset by continuing logistical delays of ships in ports, increased level of recycling, reduced ordering of newbuild vessels and increased crude oil production, partially neutralizing the COVID-19 impact to a certain extent. In view of these different dynamics which the company does not control, the longer term global macro-economic impact on the Company’s results related to the COVID-19 outbreak remains difficult to accurately quantify. Any forward-looking statements should be regarded with caution because of the inherent uncertainties in economic trends and business risks related to the current COVID-19 outbreak.
The significant assumptions and accounting estimates, to support the reported amounts of assets and liabilities, income and expenses, were regularly reviewed, and if needed updated, during 2020. The main judgements, estimates and assumptions, which might be impacted by COVID-19, are:
•Impairments: The carrying amount of the vessels is reviewed to determine whether an indication of impairment exists. No impairment is required as the recoverable amount of each CGU continues to be in excess of the carrying amounts.
•Bunkers on the Oceania and the vessels are valued at lower of cost of net realizable value adjustments. Weighted average of the fuel stock on board of the Oceania and the vessels was lower than the market price at year-end.
•Allowance for expected credit losses: In accordance with IFRS 9, the group recognizes expected credit losses on trade receivables following the simplified approach. Lifetime expected losses are recognized for the trade receivables, excluding recoverable VAT amounts. However, based on customer’s payment behaviour, no significant additional allowances for expected credit losses were to be recognized as per December 31, 2020.

As the COVID-19 pandemic further evolves, potential changes in these views might occur in 2021. Please see "Item 3 - Risk Factors" for more details about potential effects of the coronavirus on our business.

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
Vessel Useful Lives and Residual Values
The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased plus any additional capital expenditures less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 25 years was used. Following the signing of an extension of the contract with North Oil Company until 2032, the end of the useful economic life was set equal to the contract end date or approximately 30 years since build date. Newbuildings are depreciated from delivery from the construction yard. Purchased vessels converted later into an FSO and FSOs are depreciated over their respective remaining useful lives as from the delivery of the construction yard to its first owner.
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

Vessel Impairment
The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. We define our cash generating unit (or CGU) as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a CGU. The carrying amounts of our CGUs are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.
    Tankers
The following internal and external indicators are reviewed to assess whether tankers might be impaired:
•The obsolescence or physical damage of an asset;
•Significant changes in the extent or manner in which an asset is (or is expected to be) used that have (or will have) an adverse effect on the entity;
•A plan to dispose of an asset before the previously expected date of disposal;
•Indications that the performance of an asset is, or will be, worse than expected;
•Cash flows for acquiring the asset, operating or maintaining it that are significantly higher than originally budgeted;
•Net cash flows or operating profits that are lower than originally budgeted;
•Net cash outflows or operating losses;
•Market capitalization below net asset value;
•A significant and unexpected decline in market value;
•Significant adverse effects in the technological, market, economic or legal environment including, but not limited to, vessel and crude oil supply and demand trends; and
•Increases in market interest rates.
When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Group performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost of disposal. For assessing value in use and the assumptions used we refer to the next paragraph - Calculation of recoverable amount.
 Although management believes that its process to determine the assumptions used to evaluate the carrying amount of the assets, when required, are reasonable and appropriate, such assumptions are subject to judgment. Management is assessing continuously the resilience of its projections to the business cycles that can be observed in the tankers market, and concluded that a business cycle approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgment, analyst reports and past experience. Long term charter rates are used in the calculation in case available.
The Group performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that there are indicators that vessels might be impaired as of December 31, 2020 and accordingly a determination of the fair value less cost to dispose or value in use computation was performed. The implemented computation showed that no impairment of CGU was required.

FSOs
In the context of the valuation of the Group's investments in the respective joint ventures, the Group also reviews internal and external indicators, similar to the ones used for tankers, to assess whether the FSOs might be impaired. When events and changes in circumstances indicate that the carrying amount of the assets might not be recovered, the Group performs an impairment test on the FSO vessels owned by TI Asia Ltd and TI Africa Ltd, based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, assumptions are made regarding the use of FSO, forecast charter rates, Weighted Average Cost of Capital ('WACC'), the useful life of the FSOs (30 years) and a residual value. After careful consideration of the trends in the shipping industry, the Group elected to retain residual values for its vessels equal to zero.
The value in use calculation for FSOs, when required, is based on the remaining useful life of the vessels as of the reporting date, and the charter rates are determined using the fixed daily rates as negotiated in the extension of the contract. The FSO Asia and the FSO Africa are on timecharter contract to North Oil Company, the operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited until 2032.
  In the context of the valuation of the Group's investments in the respective joint ventures, the Group also performed  a review of the internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that no value in use computation was necessary as of December 31, 2020.  Such computation will be implemented in future periods when events and changes in circumstances indicate that an impairment might exist and the carrying amount of the assets might not be recovered.

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
The WACC used to calculate the value in use of our assets is derived from our actual cost of debt and the cost of equity is calculated by using the beta as calculated by an external party with the country premium and market risk of our direct competitors, which we believe reflects the appropriate cost of equity.
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

Our Fleet—Vessel Carrying Values
During the past few years, the market values of vessels have experienced particular volatility, with substantial declines prior to 2018 in many vessel classes and a recovery in 2018 and 2019. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment indicator analysis and, if applicable, the impairment analysis discussed above, we have concluded that for the years ended December 31, 2020 and 2019, no impairment was required.
The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2020 and December 31, 2019. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment". We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values (For Vessels or for the CGU as appropriate and defined in the Critical Accounting Policies - Vessel Impairment). For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel if an agreement has been reached for such sale or an estimate of basic market value if an agreement for sale has not been reached as of the date of this annual report.

			(In thousands of USD)
Vessel Type	Numbers of Vessels at December 31, 2020	Numbers of Vessels at December 31, 2019	Carrying Value at December 31, 2020	Carrying Value at December 31, 2019
VLCC (includes V PLUS (1)	39	40	2,164,591	2,383,249
Suezmax (2)	23	24	700,717	794,013
Vessels held for sale	—	1	—	12,705
Total	62	65	2,865,308	3,189,967
(1)As of December 31, 2020, 18 of our VLCC owned vessels (December 31, 2019: 6) had carrying values which exceeded their individual market values. These vessels had an aggregate carrying value of $1,198.3 million (December 31, 2019: $372.8 million), which exceeded their aggregate market value by approximately $93.5 million (December 31, 2019: $44.8 million).
(2)As of December 31, 2020, 15 of our Suezmax owned vessels (December 31, 2019: 5) had carrying values which exceeded their individual market values. These vessels had an aggregate carrying value of $560.0 million (December 31, 2019: $211.9 million), which exceeded their aggregate market value by approximately $69.3 million (December 31, 2019: $18.9 million).
    The table above only takes into account the fleet that is 100% owned by us and therefore does not take into account the FSOs and the Suezmax owned by Bari Shipholding Ltd as they are accounted for using the equity method. Furthermore, the table does also not take into account the right-of-use assets and vessels under construction.
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

As of December 31, 2020, we had no vessels as a non-current asset held for sale. As of December 31, 2019, we had one Suezmax (Finesse) as a non-current asset held for sale.

Fleet Development
The following table summarizes the development of our fleet as of the dates presented below*:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
VLCCs
At start of period	44.0	45.0	29.0
Acquisitions	—	—	22.0
Disposals	(1.0)	(1.0)	(6.0)
Chartered-in	—	—	—
At end of period	43.0	44.0	45.0
Newbuildings on order	4.0	—	—
Suezmax
At start of period	26.0	26.0	18.0
Acquisitions	—	1.0	10.0
Disposals	(2.5)	(1.0)	(2.0)
Chartered in	2.0	—	—
At end of period	25.5	26.0	26.0
Newbuildings on order	—	—	—
LR1
At start of period	—	1.0	—
Acquisitions	—	—	2.0
Disposals	—	(1.0)	(1.0)
Chartered in	—	—	—
At end of period	—	—	1.0
Newbuildings on order	—	—	—
FSO
At start of period	1.0	1.0	1.0
Acquisitions	—	—	—
Disposals	—	—	—
Chartered in	—	—	—
At end of period	1.0	1.0	1.0
Newbuildings on order	—	—	—
Total fleet
At start of period	71.0	73.0	48.0
Acquisitions	—	1.0	34.0
Disposals	(3.5)	(3.0)	(9.0)
Chartered in	2.0	—	—
At end of period	69.5	71.0	73.0
Newbuildings on order	4.0	—	—
* This table includes the vessel and the FSOs that we own through joint venture entities, which we recognize in our income statement using the equity method, at our respective share of economic interest. This table does not include vessels acquired, but not yet delivered.

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
On February 12, 2020 and March 6, 2020, we announced we entered into an agreement for the acquisition through resale of three and one VLCC newbuilding contracts, respectively, with delivery dates in the first quarter of 2021.

Vessel Sales and Redeliveries
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
On October 31, 2018 we entered into a sale agreement regarding the Suezmax vessel Felicity (2009-157,667 dwt) with a global supplier and operator of offshore floating platforms. A capital loss on the sale of approximately $3.0 million was recorded in Q4 2018. The cash generated on this transaction after repayment of debt was $34.7 million. The vessel was delivered to her new owners in January 2019 and is expected to be converted into an FPSO.

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
On January 23, 2020 the Company sold the Suezmax Finesse (2003 - 149,994 dwt), for $21.0 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2019 and had a carrying value of $12.7 million. The vessel was delivered to its new owner on February 21, 2020 and the capital gain of $8.3 million was recorded in the first quarter of 2020.
On March 20, 2020, Euronav sold the Suezmax Cap Diamant (2001 - 160,044 dwt) for a net sale price of $20.1 million. The Company recorded a capital gain of $12.8 million in the second quarter of 2020 upon delivery to its new owner on April 9, 2020.
On April 22, 2020, Euronav sold the VLCC TI Hellas (2005 - 319,254 dwt) for a net sale price of $37.0 million. A capital gain of $1.6 million was recorded in the second quarter of 2020 upon delivery to its new owner on June 5, 2020.
On September 15, 2020, the Suezmax Bastia was sold for USD 20.5 million. A capital gain on the sale of USD 0.7 million (Euronav's share) was recorded in the joint venture company upon delivery to her new owners in Q3.

A.  Operating Results

Year ended December 31, 2020, compared to the year ended December 31, 2019
Total shipping revenues and voyage expenses and commissions.
The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2020 and 2019:

(USD in thousands)	2020	2019	$ Change	% Change
Voyage charter and pool revenues	1,116,863	842,068	274,795	33%
Time charter revenues	113,887	90,309	23,578	26%
Other income	10,112	10,094	18	—%
Total shipping revenues	1,240,862	942,471	298,391	32%
Voyage expenses and commissions	(125,430)	(144,681)	19,251	(13)%
Voyage Charter and Pool Revenues.    Voyage charter and pool revenues increased by 33%, or $274.8 million, to $1,116.9 million for the year ended December 31, 2020, compared to $842.1 million for 2019. This increase was mainly due to an increase in the average achieved TCE rates for VLCCs and Suezmax tankers from $35,678 per day and $26,542 per day, respectively in 2019 to $52,549 and $37,025, respectively in 2020. This increase in achieved TCE rates was offset with a lower number of onhire days in 2020 compared to 2019 mainly due to (i) the sale of the VLCCs VK Eddie and TI Hellas and the Suezmaxes Cap Diamant, Cap Guillaume and Finesse and (ii) more vessels that operated under a Time Charter in 2020.
The increase in freight rates compared to 2019 is related to the fact that as from the end of the first quarter of 2020, the tanker market benefited from the development of three key factors. Firstly, unilateral actions were taken by Saudi Arabia in simultaneously cutting their oil prices but also raising their crude oil exports. This prompted a large short-term increase in demand for tanker tonnage, primarily in the VLCC sector. Secondly, the restrictions taken by governments to curtail the COVID-19 virus globally curbed economic activity and consequently crude oil consumption. This led to a steep and rapid disconnect between crude oil demand and supply alongside a wide contango. Thirdly, this pricing structure itself further incentivized the storage of crude oil for financial gain during April/May 2020, thus increasing short-term the demand for tonnage to store this excess oil. The second half of 2020 was negatively impacted by the tankers returning from such storage activity, increasing the supply side while the demand for transportation was rather flat.
Time Charter Revenues.    Time charter revenues increased by 26%, or $23.6 million, to $113.9 million for the year ended December 31, 2020, compared to $90.3 million for 2019.  This increase was primarily due to new time charters at improved rates signed in the course 2019 and 2020 and profit splits received on certain time charter contracts.
Other Income.    Other income remained on the same level or $10.1 million for the year ended December 31, 2020, compared to $10.1 million for 2019. Other income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage.
Voyage Expenses and Commissions.    Voyage expenses and commissions decreased by 13% or $19.3 million, to $(125.4) million for the year ended December 31, 2020, compared to $(144.7) million for 2019. This decrease was primarily due to a lower number of vessels performing spot voyages in 2020 due to an increase of time charters and a significant drop in oil prices and corresponding price for fuel.
Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.
The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2020 and 2019:

(USD in thousands)	2020	2019	$ Change	% Change
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale)	22,727	14,804	7,923	54%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale).    Net gain (loss) increased by 54%, or $7.9 million, to a net gain of $22.7 million for the year ended December 31, 2020, compared to a net gain of $14.8 million for 2019.

The net gain on sale of assets of $22.7 million in 2020, represents the aggregate of a gain of $12.8 million recorded on the sale of the Suezmax Cap Diamant, a gain of $8.3 million recorded on the sale of the Suezmax Finesse, and a gain of $1.6 million on the sale of the VLCC TI Hellas .
The net gain on sale of assets of $14.8 million in 2019 represents the aggregate of a gain of $14.4 million recorded on the sale of the VLCC VK Eddie and a gain of $0.4 million on the sale of the LR1 Gener8 compatriot .
Vessel Operating Expenses.
The following table sets forth our vessel operating expenses for the years ended December 31, 2020 and 2019:

(USD in thousands)	2020	2019	$ Change	% Change
Total VLCC operating expenses	141,755	138,512	3,243	2%
Total Suezmax operating expenses	68,839	72,415	(3,576)	(5)%
Total LR1 operating expenses	40	868	(828)	(95)%
Total vessel operating expenses	210,634	211,795	(1,161)	(1)%
Total vessel operating expenses decreased by 1%, or $1.2 million, to $210.6 million during the year ended December 31, 2020, compared to $211.8 million for 2019.
VLCC operating expenses increased by 2%, or $3.2 million, during the year ended December 31, 2020, compared to 2019. This increase was primarily due to a general increase in technical maintenance costs partially offset by the impact of the sale of the VLCC VK Eddie and the VLCC TI Hellas.
Suezmax operating expenses decrease by 5%, or $3.6 million, during the year ended December 31, 2020, compared to 2019. This decrease was primarily due to the sale of the Suezmaxes Cap Diamant and Finesse.
LR1 operating expenses decreased by $(0.8) million, during the year ended December 31, 2020, compared to 2019. This decrease was due to the sale in the beginning of 2019 of the last remaining LR1 vessel, originally acquired in the merger with Gener8.
Time charter-in expenses and bareboat charter-hire expenses.
The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2020 and 2019:

(USD in thousands)	2020	2019	$ Change	% Change
Time charter-in expenses	7,954	604	7,350	1,217%
Total charter hire expense	7,954	604	7,350	1,217%
Time charter-in expenses. Time charter-in expenses increased by 1,217%, or $7.4 million, to $8.0 million during the year ended December 31, 2020, compared to $0.6 million for 2019. The increase was attributable to the new time charter contract signed in the course of 2019 for the Dragon Satu used in the bunker fuel project and an internal time charter with Bari Shipholding Ltd, a joint venture.

General and administrative expenses.
The following table sets forth our general and administrative expenses for the years ended December 31, 2020 and 2019:

(USD in thousands)	2020	2019	$ Change	% Change
General and administrative expenses	65,498	66,890	(1,392)	(2)%
General and administrative expenses which include, amongst others, shore staff wages, directors' fees, office rental, consulting fees, audit fees and tonnage tax, decreased by 2%, or $1.4 million, to $65.5 million for the year ended December 31, 2020, compared to $66.9 million for 2019.

This decrease was due to (i) a decrease of $3.9 million in staff costs mainly due to the settlement following resignation of Mr. Paddy Rodgers our former CEO, during the first half of 2019, (ii) a decrease of $3.1 million in legal and other fees, (iii) a decrease of 1.2 million in travel cost and restaurant costs due to the COVID-19 restrictions.
This decrease was offset by a (i) increase of $2.5 million in the Pool administrative fees due to a better freight market, (ii) an increase of 1.2 million in IT expenses, (iii) an increase of $2.1 million in Tonnage tax due to the reversal of the voluntary tonnage tax provision in 2019 which was waived as a result of a change in the tonnage tax regime in 2019 and (iv) an increase in provision due to the write off of the outstanding receivable of a chartering customer who is currently in restructuring.

Depreciation and amortization expenses.
The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2020 and 2019:

(USD in thousands)	2020	2019	$ Change	% Change
Depreciation and amortization expenses	319,750	337,702	(17,952)	(5)%
Depreciation and amortization expenses decreased by 5%, or $18.0 million, to $319.8 million for the year ended December 31, 2020, compared to $337.7 million for 2019.
Depreciation decreased primarily due to (i) the sale of the Suezmaxes Cap Diamant and Finesse in 2020 resulting in a decrease of $8.4 million, (ii) the sale of the VLCC TI Hellas in 2020 resulting in a decrease of $5.2 million, (iii) the sale of the VLCC VK Eddie in 2019 resulting in a decrease of 2.1 million, and (iv) a change in the depreciation schedule for the 3 VLCCs Nectar, Nautica and Noble, who were sold under a sale and lease back end of 2019 and as the transaction was not considered a sale under IFRS 15 will remain on the balance sheet of the Group till the end of the contract.
This decrease was partially offset by the time charter-in of the two Suezmaxes Marlin Somerset and Marlin Sardinia, which is categorized as a lease under IFRS 16, resulting in a right of use asset and corresponding recognized depreciations amounting to an aggregate of $2.1 million.

Finance Expenses.
The following table sets forth our finance expenses for the years ended December 31, 2020 and 2019:

(USD in thousands)	2020	2019	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	62,350	84,378	(22,028)	(26)%
Interest Leasing	3,287	4,811	(1,524)	(32)%
Fair value adjustment on interest rate swaps	108	8,533	(8,425)	(99)%
Other financial charges	9,936	7,474	2,462	33%
Foreign exchange losses	15,872	14,607	1,265	9%
Finance expenses	91,553	119,803	(28,250)	(24)%
Finance expenses decreased by 24%, or $28.3 million, to $91.6 million for the year ended December 31, 2020, compared to $119.8 million for 2019.
Interest expense on financial liabilities measured at amortized cost decreased by 26%, or $22.0 million, during the year ended December 31, 2020, compared to 2019. This decrease was primarily attributable to the decrease in average outstanding debt during the year ended December 31, 2020, compared to the same period in 2019, and a decrease of floating interest rates in 2020 compared to 2019. This decrease was partially offset by the recognition of $11.1 million in interest expenses due to the sale and leaseback agreement for three VLCCs entered into December 30, 2019.
Interest leasing is the interest on lease liabilities which were recognized due to the adoption of IFRS 16 on January 1, 2019. The decrease in interest leasing is due to decreasing interest expenses over the duration of the existing leasing contracts

Fair value adjustment on interest rate swaps relate primarily to interest rate swaps which were acquired in the merger with Gener8 and of which the fair value at acquisition is amortized over the remaining duration of the swap via the fair value adjustment of interest rate swaps. Most of the swaps were unwound in 2019 and the last two interest rate swaps matured in September 2020.
Other financial charges increased by 33%, or $2.5 million, to $9.9 million for the year ended December 31, 2020, compared to $7.5 million for 2019. This increase was primarily attributable to commitment fees paid for available credit lines, for which the total availability increased in 2020.
Foreign exchange losses increased by 9%, or $1.3 million, primarily due to change in exchange rates between the EUR and the USD.
Share of results of equity accounted investees, net of income tax.
The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2020 and 2019:

(USD in thousands)	2020	2019	$ Change	% Change
Share of results of equity accounted investees	10,917	16,460	(5,543)	(34)%
On November 19, 2019, the Group entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Each 50%-50% joint venture acquired one Suezmax vessel. The JVs, Bari Shipholding Ltd and Bastia Shipholding Ltd, entered into various agreements including a secured term loan for $36.7 million and revolving credit for $3.0 million with Euronav Hong Kong as lender, a commercial management service with Euronav NV and a technical management service with Ridgebury. Following the sale of the Suezmax Bastia in September 2020, the shareholders loan to Bastia Shipholding Ltd. was fully repaid.
As at December 31, 2020, our equity accounted investees included two joint ventures which owned one FSO each one joint venture which owned a Suezmax and one joint venture who previously owned the Suezmax Bastia, which was sold in September 2020.
The decrease in share of result of equity accounted investees is mainly due to a recognition of a deferred tax liability following the signing of an extension for the two FSOs, until 2032, which caused an increase of the taxable difference between the current carrying amount at the end of the contracts for both FSOs.
Income tax benefit/(expense).
The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2020 and 2019:

(USD in thousands)	2020	2019	$ Change	% Change
Income tax benefit (expense)	(1,944)	(602)	(1,342)	223%
Income tax benefit/(expense) increased by 223%, or $1.3 million, to an expense of  $1.9 million for the year ended December 31, 2020, compared to an expense of $0.6 million for 2019, which was mainly attributable to reversal of a deferred tax asset related to our fully owned subsidiary Euronav Luxembourg in 2020.

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

As of December 31, 2020 and December 31, 2019, we had $161.5 million and $297.0 million in cash and cash equivalents, respectively.
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
Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2020 and December 31, 2019, we had $0.0 million and $60.0 million in available syndicated credit lines, respectively.
Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2020 and December 31, 2019, we had $940.4 million and $693.1 million in available committed secured revolving credit facilities, respectively.
Net cash from (used in) operating activities during the year ended December 31, 2020 was $969.8 million, compared to $272.0 million during the year ended December 31, 2019. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2020 will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.
We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this annual report.
As of December 31, 2020 and December 31, 2019, our total indebtedness was $1,375.5 million and $1,853.0 million respectively.
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

Our Borrowing Activities

	Amounts Outstanding as of
(US$ in thousands)	December 31, 2020	December 31, 2019
Euronav NV Credit Facilities
$340.0 Million Senior Secured Credit Facility	—	43,447
$750.0 Million Senior Secured Credit Facility	—	130,000
$409.5 Million Senior Secured Credit Facility	65,000	90,000
$108.5 Million Senior Secured Credit Facility	83,221	90,458
$173.5 Million Senior Secured Credit Facility	143,613	156,918
$200.0 Million Senior Secured Credit Facility	55,000	100,000
$100.0 Million Senior Secured Credit Facility	—	70,000
$700.0 Million Senior Secured Credit Facility	345,000	560,000
$713.0 Million Sustainability Linked Senior Secured Credit Facility	185,000	—

Credit Line Facilities
Credit Lines	—	—

Senior unsecured bond
Senior Unsecured Bond	199,000	200,000

Treasury notes program
Treasury Notes Program	38,654	122,788

Other borrowings
Other borrowings	112,699	124,425

Total interest bearing debt	1,227,187	1,688,036

Joint Venture Credit Facilities (at 50% economic interest)
$220.0 Million Senior Secured Facility (TI Asia and TI Africa)	45,180	69,592

Total interest bearing debt - joint ventures	45,180	69,592
Euronav NV Credit Facilities
$340.0 Million Senior Secured Credit Facility
On October 13, 2014, we entered into a $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V., as Agent and Security Trustee. Borrowings under this facility have been used to partially finance our acquisition of the VLCC Maersk Acquisition Vessels and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by eight of our wholly-owned vessels. Following the sale of the Suezmax Felicity in January 2019, the total revolving credit facility was reduced by $13.6 million. On September 29, 2020, we repaid this facility in full using a portion of the borrowings under our new $713.0 million Sustainability linked Senior Secured Credit Facility

$750.0 Million Senior Secured Credit Facility
On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility is secured by 24 of our wholly-owned vessels. The revolving credit facility is reduced in 13 installments of consecutive six-month interval. The revolving acquisition facility is reduced in 13 installments of consecutive six-month interval and a final $154.0 million repayment is due at maturity in 2022. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Following the sale of the Cap Laurent in November 2015, the total revolving credit facility was reduced by $11.5 million. Following the sale of the Famenne in January 2016, the total revolving credit facility was reduced by $21.3 million. Following the sale of the VLCC TI Topaz in June 2017, the total revolving credit facility was reduced by $19.5 million. Following the sale of the Suezmax Cap Georges in November 2017, the total revolving credit facility was reduced by $7.5 million. Following the sale of the VLCC Artois and Flandre in December 2017, the total revolving credit facility was reduced by $35.5 million. Following the sale of the Suezmax Cap Jean in May 2018, the total revolving credit facility was reduced by $7.4 million. Following the sale of the Suezmax Cap Romuald in August 2018, the total revolving credit facility was reduced by $7.4 million. Following the sale of the Suezmax Finesse in February 2020, the total revolving credit facility was reduced by $6.3 million. Following the sale of the Suezmax Cap Diamant in April 2020, the total revolving credit facility was reduced by $4.0 million. Following the sale of the VLCC TI Hellas in May 2020, the total revolving credit facility was reduced by $9.2 million. In September 2020, five vessels under this facility were refinanced under the new $713.0 Sustainability linked Senior Secured Credit Facility and the total commitment was therefore reduced by $190.5 million. As of December 31, 2020 and December 31, 2019 the outstanding balance on this facility was $0.0 million and $130.0 million, respectively.
$409.5 Million Senior Secured Credit Facility
On December 16, 2016, we entered into a $409.5 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $500.0 Million Senior Secured Credit Facility. This facility is secured by 11 of our wholly-owned vessels. The revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $129.2 million repayment is due at maturity in 2023. This facility bears interest at LIBOR plus a margin of 2.25% per annum plus applicable mandatory costs. Following the sale and lease back of the VLCC Nautica, Nectar and Noble in December 2019, this facility was reduced by $56.9 million. As of December 31, 2020 and December 31, 2019, the outstanding balance on this facility was $65.0 million and $90.0 million, respectively.

$108.5 Million Senior Secured Credit Facility
On April 25, 2017, we entered into a $108.5 million revolving credit facility with DNB Bank ASA, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $27.1 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $81.4 million insured by the Korea Trade Insurance Corporation, which we refer to as “K-sure tranche”. We used the proceeds of this facility to finance our acquisition of the VLCC newbuildings Ardeche and Aquitaine, which were delivered to us on January 12, 2017 and January 20, 2017, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $21.7 million repayment is due at maturity in 2029. The K-sure tranche bears interest at LIBOR plus a margin of 1.50% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval until maturity in 2029. As of December 31, 2020 and December 31, 2019, the outstanding balance on this facility was $83.2 million and $90.5 million, respectively.
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

$173.5 Million Senior Secured Credit Facility
On March 22, 2018, we entered into a $173.5 million revolving credit facility with Crédit Agricole Corporate and Investment Bank, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $69.4 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $104.1 million provided by the Export-Import Bank of Korea, which we refer to as “Kexim tranche”. We used the proceeds of this facility to finance our acquisition of the Suezmax newbuildings Cap Quebec, Cap Pembroke, Cap Port Arthur, and Cap Corpus Christi, which were delivered to us on March 26, 2018, April 25, 2018, August 8, 2018 and August 29, 2018, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $13.9 million repayment is due at maturity in 2030.The Kexim tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval till maturity in 2030. The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on March 28, 2025, with 13 months' notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances. As of December 31, 2020 and December 31, 2019, the outstanding balance on this facility was $143.6 million and $156.9 million, respectively.

$200.0 Million Senior Secured Credit Facility
On September 7, 2018, we entered into a $200.0 million secured revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $581.0 Senior Secured Loan facility, our $67.5 Million Secured Loan Facility (Larvotto), and our $76.0 Million Secured Loan Facility (Fiorano). This facility is secured by nine of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.0 repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs. As of December 31, 2020 and December 31, 2019, the outstanding balance on this facility was $55.0 million and $100.0 million, respectively.
$100.0 Million Senior Secured Credit Facility
On June 27, 2019,we entered into a $100.0 million senior secured amortizing revolving credit facility with a syndicate of banks in which ABN Amro Bank acts as Coordinator, Agent and Security Trustee. The purpose of the credit facility is to finance the purchase inventory of low sulfur fuel oil. As of December 31, 2020 and December 31, 2019 the outstanding balance on this facility was $0 million and $70.0 million, respectively.
$700.0 Million Senior Secured Credit Facility
On August 28, 2019, we entered into a $700.0 million secured revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $633.5 Senior Secured Loan facility. This facility is secured by 13 of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $407.0 repayment is due at maturity in 2026. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. As of December 31, 2020 and December 31, 2019 , the outstanding balance on this facility was $345.0 million and $560.0 million, respectively.

$713.0 Million Sustainability Linked Senior Secured Credit Facility
On September 11, 2020, the Group entered into a $713.0 million sustainability linked loan with specific targets to emission reduction, or the $713.0 Million Sustainability Linked Senior Secured Credit Facility. This facility is secured by 16 of our wholly-owned vessels, 9 VLCCs, 3 Suezmaxes and the 4 new VLCCs under construction at DSME. The credit facility will mature on March 31, 2026 and carries a rate of LIBOR plus a margin of 2.35%. The facility consists of (i) a revolver of 469.0 million to refinance the $340.0 million senior secured credit facility and part of the $750.0 million senior secured credit facility and (ii) a term loan of 244.0 million to finance the acquisition of four newbuilding VLCCs with delivery in the first quarter of 2021. The facility includes terms with clear targets to reduce our GHG emissions with compliance being rewarded with a reduced interest coupon of five basis points. As of December 31, 2020, the outstanding balance under this facility was $185.0 million.

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
On June 14, 2019, we successfully completed a tap issue of $50 million under the existing senior unsecured bonds. The bonds are guaranteed by Euronav NV, mature in May 2022 and carry a coupon of 7.50% The tap issue was priced at 101% of par value.
In the course of the first quarter of 2020, the company bought back $1.0 million face value of its $200.0 Million Senior Unsecured Notes at an average price of 15% below face value.
As of December 31, 2020, and December 31, 2019 the outstanding balance under this Unsecured Note was $199.0 and $200.0, respectively.

€150.0 Million Treasury Notes Program
 On June 6, 2017, we entered into an agreement, or the Dealer Agreement, with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Belgian Multi-Currency Short-Term Treasury Notes Program with a maximum outstanding amount of €50.0 million. On October 1, 2018, we amended the agreement to increase the maximum outstanding amount to €150.0 million, while appointing KBC Bank NV as additional dealer for the program. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of December 31, 2020 and December 31, 2019, the outstanding balances under this program was $38.7 million (€31.5 million) and $122.8 million (€109.3 million), respectively
Other borrowings
On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. At the end of the bareboat contract, the vessels will be redelivered to their new owners. Euronav may, at any time on and after the 1st anniversary, notify the owners by serving an irrevocable written notice at least three months prior to the proposed purchase option date of the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

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
As of December 31, 2020 and December 31 2019, the outstanding balance under this program was $90.4 and $139.2 million in aggregate.
The joint venture term loans described above were secured by a mortgage of the specific vessel and we provided a guarantee for the revolving credit facility tranche. As of December 31, 2020 and December 31, 2019, the outstanding balance under the revolving credit facility tranche was $45.2 million and $69.6 million.

Security
Our secured indebtedness is generally secured by:
•a first priority mortgage in all collateral vessels;
•a general pledge of earnings generated by the vessels under mortgage for the specific facility; and
•a parent guarantee when the indebtedness is not taken at the level of the parent.
Loan Covenants
Our debt agreements discussed above generally contain financial covenants, which require us to maintain, among other things:
•an amount of current assets that, on a consolidated basis, exceeds our current liabilities. Current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year;
•an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
•an aggregate cash balance of at least $30.0 million;
•a ratio of stockholders' equity to total assets of at least 30%; and
•and a minimum asset coverage ratio.
Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things:
•effect changes in management of our vessels;
•transfer or sell or otherwise dispose of all or a substantial portion of our assets;
•declare and pay dividends, (with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and
•incur additional indebtedness.
A violation of any of our financial covenants or operating restrictions contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
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
In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we consider economically as equivalent to investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2020 and December 31, 2019, $90.4 million and $139.2 million was outstanding respectively under these joint venture loan agreements, of which we guaranteed $45.2 million and $69.6 million.
  As of December 31, 2020 and December 31, 2019, we were in compliance with all of the covenants contained in our debt agreements, and our joint ventures were in compliance with all of the covenants contained in their respective debt agreements.
Guarantees
We have provided guarantees to financial institutions that have provided credit facilities in 2019 to two of our joint ventures, in the aggregate amount of $45.2 million.
In addition, on July 14, 2017 and September 22, 2017, TI Asia Ltd. and TI Africa Ltd., two 50%-owned joint ventures, which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into two guarantees of up to $5.0 million each with ING Bank, in favor of North Oil Company in connection with its use of the FSO Asia and FSO Africa. These guarantees terminate on October 21, 2022 for the FSO Asia and December 21, 2022 for the FSO Africa. As of December 31, 2020, these guarantees have not been called upon.
Recent Developments
In January 2021, we took delivery of the first two of four newbuildings, Delos (2021 – 300,200 dwt) and Diodorus (2021 – 300,200 dwt), which were purchased in February 2020. In February 2021, we took delivery of the third newbuilding, Doris (2021 – 300,200 dwt) and in March 2021, we took delivery of the fourth newbuilding, Dickens (2021 – 300,200 dwt).
During its meeting of February 2, 2021, our Supervisory Board approved an interim dividend for the fourth quarter of 2020 of $0.03 per share. The interim dividend of $0.03 per share was payable as from March 5, 2021. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.
On February 10, 2021, we entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts. Currently completing construction at the Daehan Shipyard in South Korea, these modern vessels are being acquired for an en-bloc price of $113.0 million. Both vessels are due for delivery in January 2022. The vessels are the latest generation of Suezmax Eco-type tankers. They will be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment systems. The vessels have the structural notation to be LNG Ready. Euronav is working closely with the shipyard to also have the structural notation to be Ammonia Ready. This provides the option to switch to other fuels at a later stage.
On February 22, 2021, we entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284) with Taiping & Sinopec Financial Leasing Ltd Co. The vessel was sold for $36.0 million. The vessel was delivered to its new owner on February 22, 2021. We have leased back the vessel under a 36-months bareboat contract at an average rate of $22,500 per day. At the end of the bareboat contract, the vessel will be redelivered to its owners.
On March 26, 2021, the Supervisory Board proposed the Annual Shareholders' meeting be held on May 20, 2021, to approve a full year dividend for 2020 of USD 1.40 per share. Taking into account the interim dividends paid based on the Group’s policy to return 80% of the net income to shareholders , no closing dividend will be paid.

C.     Research and development, patents and licenses
Not applicable.

D.    Trend information
The supply and demand patterns for ships continue to have the biggest impact on revenues. Generally, the global demand for oil transportation on ships is affected by the global demand for crude oil, which in turn is highly dependent on the state of the global economy. Economies across the world are currently impacted by a reduction in demand caused by the outbreak of COVID-19, which brought about restrictions on economic activity, which in turn heavily affected global oil demand. The tanker market therefore continues to experience pressure from temporarily reduced demand and oil supply cuts from production cuts made by the Organization of the Petroleum Exporting Countries, or OPEC. However, rebalancing is underway, with the expectation of economic recovery at the heels of COVID-19 vaccine availability. Platts currently estimates that demand for oil in 2021 is expected to increase by 5.9 million barrels per day compared to 2020, despite a weaker than expected first quarter, with the expectation of a strong recovery later in the year.

The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also how this oil is traded, for example, the market has continued to see a significant uptick in exports emanating from the US Gulf and other Atlantic based producers, most of which have been destined for China, India, and other Far Eastern customers. This oil travels a substantially longer distance than crude oil originating from the Arabian Gulf traveling to the same destination, and hence employs the crude tankers for a longer period of time. The current trend is a rise in crude exports from the Atlantic basin combined with demand growth centered in the Far East providing longer employment times for crude tankers for the incremental barrel produced. Whilst it is anticipated to see continued negative pressure on TCE within 2021, it is broadly expected to improve during the second part of the year. The trend for financing of shipping companies is likely to remain challenging with sustainability features and targets becoming more standard in all finance facilities.
The supply of tankers is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through recycling or conversion) and the number of vessels tied up in alternative employment such as storage. 2020 saw approximately half of the number of new ships joining the fleet compared to the year before across the VLCC and Suezmax segments. The tanker orderbook as a whole however remains measured, with the VLCC orderbook equal to 7.0% of the fleet and Suezmax orderbook equal to 8.1% of the current fleet. There have been only a few vessel exits from the trading fleet in 2020 with just four VLCCs and no Suezmaxes tankers removed and one VLCC converted. Going forward we expect regulatory requirements to push a number of ships out of the trading fleet as owners are faced with the alternative of putting their older vessels through costly upgrades to comply with new directives, such as the Ballast Water Management convention. The requirement for vessels to now burn low sulfur fuel is another factor that may cause ship owners to re-evaluate the longevity of some of their older tonnage.
Our revenues are also affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. Our management team continuously evaluates the value of both strategies and makes informed decisions on the chartering mix based on anticipated earnings, and through this process we aim to always maximize each vessel’s return
The company’s strong funding and liquidity structure in place, supported by a proven management team, strict capital discipline and an established dividend distribution policy should also weather the volatility of the sector.
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

F.    Tabular disclosure of contractual obligations
Contractual Obligations
As of December 31, 2020, we had the following contractual obligations and commitments which are based on contractual payment dates:

(USD in thousands)	Total	2021	2022	2023	2024	2025	Thereafter
Long-term bank loan facilities (1)	876,834	20,542	20,542	98,822	46,198	36,606	654,123
Long-term debt obligations	199,000	—	199,000	—			—
Treasury Note Program	38,654	38,654	—	—	—	—	—
Bank credit line facilities	—	—	—	—	—	—	—
Leases (vessels)	54,528	43,706	10,822	—	—
Leases (non-vessel)	15,727	4,273	3,963	3,153	2,501	1,718	119
Other borrowings	79,211	22,667	22,667	22,667	11,212
Capital Expenditure commitments (2)	172,100	172,100	—	—	—	—	—
Total contractual obligations due by period	1,436,054	301,942	256,994	124,642	59,911	38,324	654,242
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.          Directors and Senior Management
Set forth below are the names, ages and positions of the members of our Supervisory Board or the Supervisory Board Members, and of our Management Board, or the Management Board Members as of the date of this annual report. Our Supervisory Board is elected annually on a staggered basis, and each member holds office for a term of maximum four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All members of the Supervisory Board whose term expires are eligible for re-election. Officers are appointed from time to time by our Supervisory Board and hold office until a successor is appointed or their engagement is terminated. The business address of each of our Supervisory Board Members and Management Board Members listed below is Euronav NV, Belgica House, De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Age	Position	Date of Expiry of Current Term (for Supervisory Board)
Carl E. Steen	70	Chairman of the Supervisory Board	Annual General Meeting 2022
Anne-Hélène Monsellato	53	Supervisory Board Member	Annual General Meeting 2022
Ludovic Saverys	37	Supervisory Board Member	Annual General Meeting 2021
Grace Reksten Skaugen	67	Supervisory Board Member	Annual General Meeting 2022
Anita Odedra	50	Supervisory Board Member	Annual General Meeting 2021
Carl Trowell	52	Supervisory Board Member	Annual General Meeting 2021
Hugo De Stoop[1]	48	Chief Executive Officer
Lieve Logghe[2]	52	Chief Financial Officer
Alex Staring[3]	55	Chief Operating Officer
Egied Verbeeck[4]	46	General Counsel
Brian Gallagher	50	Head of Investor Relations
Stamatis Bourboulis	63	General Manager, Euronav Ship Management (Hellas) Ltd.
1 Mr. Hugo De Stoop is acting as permanent representative of Hecho BV;
2 Ms. Lieve Logghe is acting as permanent representative of Tincc BV;
3 Mr. Alex Staring is acting as permanent representative of AST projects BV;
4 Mr. Egied Verbeeck is acting as permanent representative of Echinus BV;

Biographical information concerning the Members of the Supervisory Board and Management Board listed above is set forth below:
Carl E. Steen, our Chair, was co-opted as director and appointed Chairman of our Supervisory Board with effect immediately after the meeting of our Supervisory Board of December 3, 2015. Mr. Steen is also a member of our Audit and Risk Committee and our Corporate Governance and Nomination Committee. He graduated from the Eidgenössische Technische Hochschule in Zurich, Switzerland in 1975 with a M.Sc. in Industrial and Management Engineering. After working as a consultant in a logistical research and consultancy company, he joined a Norwegian shipping company in 1978 with primary focus on business development. Five years later, in 1983, he joined Christiania Bank and moved to Luxembourg, where he was responsible for Germany and later the Corporate division. In 1987, Mr. Steen became Senior Vice president within the Shipping Division in Oslo and in 1992 he took charge of the Shipping/Offshore and Transport Division. When Christiania Bank merged with Nordea in 2001, he was made Executive Vice President within the newly formed organization while adding the International Division to his responsibilities. Mr. Steen remained Head of Shipping, Offshore and Oil services and the International Division until 2011. Since leaving Nordea, Mr. Steen has become a non-executive director for the following listed companies in the finance, shipping and logistics sectors: Golar LNG Limited (NASDAQ: GLNG) and Golar LNG Partners LP (NASDAQ: GMLP), both part of the same group and where he also sits on the audit committee, Wilh Wilhelmsen Holding ASA and Belships ASA. Mr. Steen is also member of the Board of Directors of CMB NV, a company controlled by Fam. Marc Saverys, our former director and the father of Ludovic Saverys, a member of our Supervisory Board. The Company’s Supervisory Board has determined that Mr. Steen is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.

Anne-Hélène Monsellato, one of our Supervisory Board Members, serves and has served on our Supervisory Board since her appointment at the AGM in May 2015, and is the Chair of our Audit and Risk Committee. She can be considered as the Audit and Risk Committee financial expert for purposes applicable for corporate governance regulations and Article 3:6 paragraph 1, 9° of the Belgian Code of Companies and Associations. Since June 2017, Mrs. Monsellato serves on the Board of Directors of Genfit, a biopharmaceutical company listed on Euronext Paris and on NASDAQ (NASDAQ: GNFT), and is the chairman of the Audit Committee. Mrs. Monsellato is an active member of IFA (the French Association of Directors) as part of the Audit Chair Group and of the ESG reporting Taskforce, of ECODA, the European confederation of directors' associations, and participates in the consultative working group of ESMA Corporate Reporting Standing Committee. In addition, she serves as the Vice President and Treasurer of the American Center for Art and Culture, a U.S. private foundation based in New York. From 2005 until 2013, Mrs. Monsellato served as a Partner with Ernst & Young (now EY), Paris, after having served as Auditor/Senior, Manager and Senior Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in cross border listing transactions, in particular with the U.S. She is a Certified Public Accountant in France since 2008 and graduated from EM Lyon in 1990 with a degree in Business Management. The Company’s Supervisory Board has determined that Ms. Monsellato is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
Ludovic Saverys, one of our Supervisory Board Members, has served on the Board since 2015 and is a member of our Remuneration Committee and since December 2019 also a member of the Sustainability Committee . Mr. Saverys currently serves as Chief Financial Officer of CMB NV and as General Manager of Saverco NV. Until the end of March 2019, he also served as Chief Financial Officer and Director of Hunter Maritime Acquisition Corp. (NASDAQ: HUNT), a blank check company listed on NASDAQ. During the time he lived in New York, Mr. Saverys served as Chief Financial Officer of MiNeeds Inc. from 2011 until 2013 and as Chief Executive Officer of SURFACExchange LLC from 2009 until 2013. He started his career as Managing Director of European Petroleum Exchange (EPX) in 2008. From 2001 until 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M. Sc. degrees in International Business and Finance.
Grace Reksten Skaugen, one of our Supervisory Board Members, serves and has served on the Supervisory Board since the AGM on May 12, 2016 and is Chair of the Remuneration Committee and a member of the Corporate Governance and Nomination Committee. Since December 2019 Ms. Skaugen is also a member of the Sustainability Committee. Ms. Reksten Skaugen is a Trustee /advisory council member of The International Institute of Strategic Studies in London. In 2009 she founded Infovidi Board Services Ltd, an independent consulting company. From 2002 to 2015, she was a member of the Board of Directors of Statoil ASA. She is presently a Board member of Investor AB, Lundin Petroleum AB, and PJT Partners, a US boutique investment bank. In 2009 she was one of the founders of the Norwegian Institute of Directors, of which she continues to be a member of the Board. From 1994 to 2002 she was a Director in Corporate Finance in SEB Enskilda Securities in Oslo. She has previously worked in the fields of venture capital and shipping in Oslo and London and carried out research in microelectronics at Columbia University in New York. She has a doctorate in Laser Physics from Imperial College of Science and Technology, University of London. In 1993 she obtained an MBA from the BI Norwegian School of Management. The Company’s Supervisory Board has determined that Ms. Skaugen is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
Anita Odedra has served on the Supervisory Board since her appointment at the AGM of May 2019, and is member of the Audit and Risk Committee and of the Sustainability Committee. Ms. Odedra brings 25 years’ experience in the energy industry, and is currently Chief Commercial Officer at Tellurian Inc. Prior roles include Executive Vice President at the Angelicoussis Shipping Group Ltd (ASGL), where she led the LNG and oil freight trading businesses and Vice President, Shipping & Commercial Operations for Cheniere. Ms. Odedra spent 19 years at BG Group, where she worked across all aspects of BG’s business including exploration, production, trading, marketing, business development, commercial operations and shipping; latterly holding the position of VP, Global Shipping. She began her career with ExxonMobil in 1993 as a Geoscience analyst. Ms. Odedra was on the Board for the Society of International Gas Tanker and Terminal Operators (SIGGTO) from 2013 to 2016 and was Chair of GIIGNL’s Commercial Study Group from 2010 to 2015. She completed her PhD in Rock Physics from University College London & University of Tokyo and has a BSc in Geology from Imperial College, University of London. The Company’s Supervisory Board has determined that Ms. Odedra is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.

Carl Trowell serves on the Supervisory Board since his appointment at the AGM of May 2019, and is a member of the Remuneration Committee and Chair of the Corporate Governance and Nomination Committee. Since June 2020, Carl Trowell is the Chief Executive Officer of Acteon Group Ltd., a marine energy and infrastructure services company serving the renewables, near-shore construction and oil and gas sectors. Prior to join Acteon, Carl served as Chief Executive Officer of Ensco PLC, a NYSE listed London-based offshore drilling company, since 2014, where he was also a member of the Board of Directors and took up the position of Executive Chairman in April 2019 upon closing of the merger with Rowan PLC (subsequently becoming Valaris PLC) until April 2020. Prior to this Carl had an international executive career with Schlumberger Ltd., holding the roles of President of the Integrated Project Management, the Production Management and the WesternGeco Seismic divisions of the company. Prior to these roles, he held a variety of international management positions within Schlumberger including corporate VP for Marketing and Sales and Managing Director North-Sea/Europe region. Mr Trowell began his career as a petroleum engineer with Royal Dutch Shell before joining Schlumberger. Carl has been a member of several energy industry advisory boards, he was formally a supervisory board member for EV Private Equity and served as a non-executive director on the board of Ophir Energy PLC from 2016 to 2019. Mr Trowell has a PhD in Earth Sciences from the University of Cambridge, a Master of Business Administration form the Open University (UK), and a Bachelor of Science degree in Geology from Imperial College London.
Hugo De Stoop serves on the Management Board as Chief Executive Officer as of May 2019. During 2020, he took up the role of Chair of the Sustainability Committee. Mr. De Stoop served as our Chief Financial Officer since 2008, after serving as our Deputy Chief Financial Officer and Head of Investor Relations beginning in 2004. Mr. De Stoop has been a member of our Management Board since 2008. Mr. De Stoop started his career in 1998 with Mustad International Group, an industrial group with over 30 companies located in five continents where he worked as a project manager on various assignments in the United States, Europe and Latin America, in order to integrate recently acquired subsidiaries. In 1999, Mr. De Stoop founded First Tuesday in America, the world's largest meeting place for high tech entrepreneurs, venture capitalists and companies and helped develop the network in the United States and in Latin America and, in 2001, was appointed member of the Board of Directors of First Tuesday International. In 2000, he joined Davos Financial Corp., an investment manager for UBS, specializing in Asset Management and Private Equity, where he became an Associate and later a Vice President in 2001. He conducted several transactions, including private placement in public equities (PIPE) and investments in real estate. Mr. De Stoop studied in Oxford, Madrid and Brussels and graduated from école polytechnique (ULB) with a Master of Science in engineering. He also holds a MBA from INSEAD.
Lieve Logghe joined Euronav as Chief Financial Officer on 1 January 2020, succeeding Hugo De Stoop who took on the role of CEO. Ms. Logghe is member of the Euronav Management Board. Lieve started her career in international finance with an initial 3-year period as Audit Senior with PriceWaterhouseCoopers in Belgium. In 1995 Ms. Logghe joined Sidmar (currently  ArcelorMittal Belgium). She progressively moved through the finance organization in different European geographies after the merger between Arbed, Usinor, Aceralia and Mittal to her position of Vice President CFO for ArcelorMittal Flat Europe in Luxemburg. As from July 2018 she was VP Head of Energy for the ArcelorMittal Europe perimeter. Ms. Logghe graduated from University of Brussels with a Master in Economics, from Vlerick School for Management with a Master in Accounting and from EHSAL Management School with an expertise in Fiscal Sciences. She is a Certified Internal Auditor (IIA) since 1997.
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
Egied Verbeeck serves and has served as General Counsel of the Company since 2009 and became a member of the Management Board of the Company in January 2010. Mr. Verbeeck is also a member of the Sustainability Committee. From 2006 until June 2014, Mr. Verbeeck served as Secretary General of the Company. Prior to joining Euronav he was a managing associate at Linklaters De Bandt from 1999-2005. Mr. Verbeeck has been a Director of Euronav Ship Management SAS since 2012, a Director of Euronav Hong Kong Ltd. since 2007 and a Director of Euronav Luxembourg S.A. since 2008. Mr. Verbeeck graduated in law from the Catholic University of Louvain in 1998. He also holds a Master Degree in international business law from Kyushu University (Japan) as well as a postgraduate degree in corporate finance from the Catholic University of Louvain.

Brian Gallagher serves and has served as Head of Investor Relations of the Company since March 2014 and joined the Euronav Management Board on January 1, 2019. Mr. Gallagher is also a member of the Sustainability Committee. Mr. Gallagher began his fund management career at the British Coal Pension fund unit, CIN Management, before moving to Aberdeen Asset Management in 1996. Managing and marketing a range of UK investment products Mr. Gallagher then progressed to Murray Johnstone in 1999 and then was headhunted by Gartmore Investment Management in 2000 to manage a range of UK equity income products. In 2007 he then set up a retail fund at UBS Global Asset Management before switching into Investor Relations as IR Director at APR Energy in 2011. Mr. Gallagher graduated in Economics from Birmingham University in 1992.
Stamatis Bourboulis joined the Euronav Management Board on January 1, 2019. Mr. Bourboulis has been General Manager of Euronav Ship Management (Hellas) Ltd. since its inception in November 2005. Mr. Bourboulis is also a member of the Sustainability Committee. Following his employment in a chemical factory, ship building and ship repair shipyards in Greece, he joined Ceres Hellenic Shipping Enterprises Ltd in October 1990 as Superintendent Engineer and dealt with various types of vessels. In 1997 Mr. Bourboulis became Ship Manager for the Crude Oil Tankers and OBOs. In 2000 Mr. Bourboulis undertook the position of Technical Manager for the Ceres fleet of Dry Bulk, Crude Oil, Chemical and LNG Carriers. He is a member of Intertanko Safety and Technical Committee (ISTEC), DNVGL and RINA Greek Technical Committee. Mr. Bourboulis graduated from the National Technical University of Athens as a Naval Architect and Marine Engineer in 1981.
B.          Compensation
B.1. Compensation of the Supervisory Board Members
The compensation of our Supervisory Board is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies. The remuneration in 2020 of the members of the Supervisory Board is reflected in the table below:

Name	Fixed fee	Attendance fee Board	Audit and Risk committee	Attendance fee Audit and Risk Committee	Remuneration Committee	Attendance fee Remuneration Committee	Corporate Governance and Nomination Committee	Attendance fee Corporate Governance and Nomination Committee	Sustainability committee	Attendance fee Sustainability Committee	Total
Carl Steen	€160,000	€40,000	€20,000	€20,000	€0	€0	€5,000	€20,000	€0	€0	€265,000
Anne-Hélène monsellato	€60,000	€40,000	€40,000	€20,000	€0	€0	€0	€0	€0	€0	€160,000
Ludovic Saverys	€60,000	€40,000	€0	€0	€5,000	€20,000	€0	€0	€5,000	€20,000	€150,000
Grace reksten Skaugen	€60,000	€40,000	€0	€0	€7,500	€20,000	€5,000	€20,000	€5,000	€20,000	€177,500
Anita Odedra	€60,000	€30,000	€20,000	€20,000	€0	€0	€0	€0	€2,500	€10,000	€142,500
Carl Trowell	€60,000	€40,000	€0	€0	€5,000	€20,000	€7,500	€20,000	€0	€0	€152,500
Total	€460,000	€230,000	€80,000	€60,000	€17,500	€60,000	€17,500	€60,000	€12,500	€50,000	€1,047,500

B.2. Compensation of the Management Board Members
The fixed and variable remuneration in 2020 of the members of the Management Board is reflected in the table below:

Remuneration of Management Board Members for the previous financial year
Taking into account the fact that the Management Board Members below have entered into a consultancy agreement as of the reported financial year, the below remuneration of 2019 has been used to calculate their actual consultancy remuneration.

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Salary	Director Fees(2)	Fringe benefits
De Stoop Hugo	CEO	€ 211,813	€ 292,000	€ 44,437	€ 325,000		€ 22,374	€ 895,624	63,71%	36,29%
Verbeeck Egied	General Counsel	€ 146,800	€ 180,000	€ 39,146	€ 188,500		€ 14,433	€ 568,879	66,86%	33,14%
Gallagher Brian	Investor Relations Manager	£190,000			£ 57,238		£19,000	£ 266,238	78,50%	21,50%
Alex Staring	COO	€ 201,096	€ 295,000	€ 22,131	€ 227,950		€ 32,507	€ 778,684	70,73%	29,27%
(1) Only takes into account the remuneration under the STIP, for information in respect of remuneration under the Company’s Long Term Incentive Plans (LTIP's) please refer to table under Item 6. F. Equity Incentive Plan.
(2) Director fees related to wholly owned subsidiaries of Euronav NV

Remuneration of Management Board Members for the reported financial year

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Remuneration	Director Fees	Fringe benefits
Hugo De Stoop, as permanent representative of Hecho BV	CEO	€ 314,496	€ 292,000	€ 17,082	€ 370.000			€ 993.578	62,76%	37,24%
Alex Staring, as permanent representative of AST Projects BV	COO	€ 255,732	€ 295,000	€ 0	€ 260.000			€ 810.732	67,93%	32,07%
Egied Verbeeck, as permanent representative of Echinus BV	General Counsel	€ 219,960	€ 180,000	€ 17,082	€ 250.000			€ 667.042	62,52%	37,48%
Lieve Logghe, as permanent representative of TINCC BV	CFO	€ 335,000	€ 90,000	€ 0	€ 280.000	€ 142,800		€ 847.800	50,13%	49,87%
Brian Gallagher, as permanent representative of BG-IR Ltd.	Investor Relations Manager	£ 209,000	€ 0	€ 0	£ 80.000			£ 289.000	72,32%	27,68%
Stamatis Bourboulis	General Manager Hellas	€ 365,147	€ 0	€ 9,690	€ 80.000		€ 18.257	€ 473.094	83,09%	16,91%
(1) Only takes into account the remuneration under the STIP, for information in respect of renumeration under the Company’s Long Term Incentive Plans (LTIPs) please refer to table under Item 6. F. Equity Incentive Plan.

C.          Board Practices
Effective as of February 20, 2020, Euronav's governance structure was revised to adopt a two tier governance model. As of February 20, 2020, the body formerly known as the Board of Directors was converted into a Supervisory Board and the former Executive Committee ceased to exist and was replaced by the existing Management Board, in accordance with relevant provisions of the Code of Companies and Associations. For the date of expiration of the current term of office of each member of our Supervisory Board, please see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”
Our Supervisory Board currently consists of six members, five of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules and regulations of the NYSE: Mr. Steen, Ms. Monsellato, Ms. Skaugen, Ms. Odedra and Mr. Trowell.
Our Supervisory Board has established the following committees, and may, in the future, establish such other committees as it determines from time to time:
Audit and Risk Committee
Our Audit and Risk Committee consists of three members (all three members of whom are independent under the Exchange Act and NYSE rules and regulations): Ms. Monsellato, as Chair, Ms. Odedra and Mr. Steen. Our Audit and Risk Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit and Risk Committee advises the Supervisory Board in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Supervisory Board has determined that Ms. Monsellato qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.
Corporate Governance and Nomination Committee
Our Corporate Governance and Nomination Committee consists of three members: Mr. Trowell, as Chair, Mr. Steen and Ms. Skaugen. Our Corporate Governance and Nomination Committee is responsible for evaluating and making recommendations regarding the size, composition and independence of the Supervisory Board and the Management Board, including the recommendation of new Supervisory Board members and the appointment of new Management Board members.
Remuneration Committee
Our Remuneration Committee consists of three members: Ms. Skaugen, as Chairman, Mr. Steen and Mr. Saverys. Our remuneration committee is responsible for assisting and advising the Supervisory Board on determining compensation of its members, members of the Management Board and other employees and administering our compensation programs.
Sustainability Committee
Our Sustainability Committee (formerly known as ESG & Climate Committee) consists of seven members: Mr. De Stoop, as Chair, Ms. Skaugen, Mr. Saverys, Ms Odedra, Mr. Verbeeck, Mr Bourboulis and Mr. Gallagher. The Sustainability Committee is an advisory body to the Supervisory Board. The main role of the Sustainability Committee is to assist and advise the Supervisory Board in monitoring the performance as well as key risks and opportunities that the Company faces in relation to environmental, social and climate matters. In this respect the Sustainability Committee will oversee the Company’s conduct and performance on ESG matters as well as its reporting thereon, in order to inform the Supervisory Board and make recommendations it deems appropriate on any area within its remit where action or improvement is needed.
ESG Information

APPLICATION OF GLOBAL ENVIRONMENTAL AND OTHER REGULATIONS

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict our ability to comply and the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

As one of the biggest large crude tanker shipping companies in the world, we recognize the need to operate a safe, responsible and sustainable business built for the long term. We are committed to implementing ESG practices into our operational and strategic decision making within the scope of our vision to be a leader in sustainable crude tanker shipping. As such, we aim to meet and, if possible and appropriate for our business, exceed minimum compliance levels set forth in rules and regulations governing the maritime industry, including certain rules and regulations described below.

In this respect in terms of disclosure we act in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board (SASB). The SASB standard allows us to identify, manage and report on material sustainability or ESG topics with industry specific performance metrics, based on SASB’s internationally recognised indicators and related definitions, scope and calculations. Additionally, we have incorporated the principles of the UN Sustainability Development Goals where applicable.

We believe that environmental actions, addressing climate change, and operating our business to the highest safety standards cannot be done without strong governance, which includes high ethical standards and oversight from an independent board and management. Environment and governance cannot do without the input of social or human capital with respect for the individual, gender and other social qualities. Sustainability at Euronav is about much more than emissions, climate change and other environmental challenges. It is also about delivering a supportive environment to our employees, respect, safety at all levels of our business, and ensuring accountability on these objectives.

Our ESG Performance:

Environment

We implement measures designed to ensure compliance with all applicable environmental regulations, reduce our carbon footprint, improve our environmental performance and protect the marine environment.

•We have established a dedicated fuel procurement and management team to ensure compliant VLSFO (Very Low Sulphur Fuel Oil) fuel is managed effectively and complies with new regulations to reduce SOX emissions by 85% from the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”).

•We have an ongoing retrofit program across our entire fleet to comply with the IMO’s Ballast Water Management Convention.
•With our initial submission in 2020, Euronav was awarded a B rating by the Carbon Disclosure Project for our ongoing engagement on climate change.

•We were an original drafting partner and fully participate in the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios and are consistent with the policies and ambitions of the IMO to reduce shipping's total annual GHG emissions by at least 50% by 2050.

•We have engaged and actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Global Maritime Forum, the Getting to Zero Coalition, International Tanker Owner Pollution Federation, Sea Cargo Charter, Ocean Cleanup, HELMEPA (Hellenic Marine Environment Protection Association) and Intertanko.

Social

•We are focused οn continuously improving our social impact, including with respect to the health, safety and wellbeing of employees, both on board and ashore, to operational excellence, and to community support.

•The health, safety and well-being of our people at sea and on shore is our top priority, especially during the COVID-19 pandemic. We are a signatory to the Neptune Declaration on Seafarer Wellbeing, which promotes the health and safety of seafarers.

•We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, sex, or any other classification.
•We maintain high retention rates both on board and ashore and work to facilitate the professional development and career advancement of our people.

•Since the inception of the index in 2017 Euronav has been included in the Bloomberg Gender-Equality Index – following a company-wide assessment of gender representation – Euronav is the only shipping company to be included in this independently accredited benchmark.

•Our community investment activities focus on, but are not limited to, supporting vulnerable groups and youth education.

Governance

We endeavor to apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.

•The Company is governed by a diverse and experienced, majority independent Supervisory Board.

•We have a transparent Code of Ethics, Anti-Corruption Policy and Whistleblowing Policy in place.

•We began the process of moving our capital funding to a sustainable framework with our September 2020 entrance into the $713.0 Million Sustainability Linked Senior Secured Credit Facility in September of 2020, which facility features sustainability targets, including emissions reduction built into agreement.

•Established in 2019, Euronav is the only crude tanker company to have a dedicated committee comprising Supervisory and Management Board members as part of the Sustainability Committee. The role of this Sustainability Committee is to oversee Euronav’s management of and strategy toward sustainability and climate change.

•50% of our Supervisory Board is female.

•We implement strong internal controls structured to ensure robust risk management.

•We have consistently ranked in top 10 in leading corporate governance surveys of shipping companies organized by Wells Fargo/Webber research since 2016 (https://www.euronav.com/en/sustainability/publications).

Our Decarbonisation Strategy

We aim to lead the crude tanker and the shipping industry’s efforts to reduce greenhouse gas (GHG) emissions and comply with globally set regulations. We intend to lead by example by applying new technologies where possible and forming alliances with participants that aim to decarbonize the industry. We are focused on reducing emissions progressively going forward with yearly milestone targets rather than open ended commitments far into the future.

Key drivers of our decarbonization strategy include:

•Continuing to be leaders in developing transparent reporting on our GHG emissions

•Improving the energy efficiency of our existing fleet.

•Participating in research and development for new technologies and alternative fuels.

•Developing partnerships and participating in environmental alliances; and

•Establishing ambitious but realistic GHG emission targets

We have and will continue to take various steps to reduce our carbon footprint and improve the environment, including through investments made to our fleet. Our carbon footprint for 2020 versus 2019 was reduced by 1%. Specifically, we have:

•Purchased modern, fuel-efficient vessels with lower overall fuel consumption than older vessels in order to reduce our fleet’s greenhouse gas GHG emissions.

•Divested of certain older, less fuel-efficient vessels.

•Established and executed a compliance program regarding IMO 2020 fuel regulations.

•Overseen the installation of ballast water treatment systems are installed on 39 vessels in our current fleet, which represents approximately 53% of our current fleet; and

•Engaged in investments designed to both improve operational performance but also reduce emissions. For instance application on 27 vessels during 2021 dry docking schedule in foul reducing paints is expected to actively reduce our CO2 emissions.

D.          Employees
As of December 31, 2020, we employed approximately 3,720 (2019: 2,910 and 2018: 2,900) people, including approximately 220 (2019: 210 and 2018: 200) onshore employees based in our offices in Greece, Belgium, United Kingdom, France, Switzerland, Hong Kong, Geneva, and Singapore and approximately 3,500 (2019: 2,700 and 2018: 2,700) seagoing officers and crew. Some of our employees are represented by collective bargaining agreements. As part of our obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss certain employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as satisfactory. As of the date of this annual report, there are no ongoing salary negotiations or material outstanding issues.
E.          Share ownership
The ordinary shares beneficially owned by the members of the Supervisory Board and Management Board and senior managers are disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.

F.     Equity Incentive Plans

Name of Director	Position	The main conditions of share plans					Information regarding the reported financial year
							Opening balance	During the year		Closing balance
		Specification of plan	Performance period (1)	Award date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares awarded a) total number granted b) value @ grant date	Shares vested a) total number vested b) value @ vest date	Shares subject to a performance condition	Shares awarded and unvested	Shares subject to a retention period
Hugo De Stoop, as permanent representative of Hecho BV	CEO	LTIP 2016	02/02/2016- 03/02/2020	02/02/2016	03/02/2020	N/A	6,909		a) 6,909		0	N/A
									b) € 80,308
		LTIP 2017	09/02/2017-10/02/2021	09/02/2017	10/02/2021	N/A	13,486		a) 6,743		6,743	N/A
									b) € 69,559
		LTIP 2018	16/02/2018-17/02/2022	16/02/2018	17/02/2022	N/A	37,620		a) 12,540		25,080	N/A
									b) € 129,965
		TBIP	12/01/2019-12/01/2024	12/01/2019	12/01/2024	N/A	300,000		a) 36,000	264,000	264,000	N/A
									b) $ 430,200
		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A	67,069			67,069	67,069	N/A

		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A		a) 48,856		48,856	48,856	N/A
								b) € 500,000

Alex Staring, as permanent representative of AST Projects BV	COO	LTIP 2016	02/02/2016- 03/02/2020	02/02/2016	03/02/2020	N/A	2,670		a) 2,670		0	N/A
									b) € 31,035
		LTIP 2017	09/02/2017-10/02/2021	09/02/2017	10/02/2021	N/A	8,372		a) 4,186		4,186	N/A
									b) € 43,181
		LTIP 2018	16/02/2018-17/02/2022	16/02/2018	17/02/2022	N/A	36,480		a) 12,160		24,320	N/A
									b) €126,026
		TBIP	12/01/2019-12/01/2024	12/01/2019	12/01/2024	N/A	150,000		a) 18,000	132,000	132,000	N/A
									b) $ 215,100
		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A	39,034			39,034	39,034	N/A

		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A		a) 28,434		28,434	28,434	N/A
								b) € 291,000
Egied Verbeeck, as permanent representative of Echinus BV	General Counsel	LTIP 2016	02/02/2016- 03/02/2020	02/02/2016	03/02/2020	N/A	2,922		a) 2,922		0	N/A
									b) € 33,964
		LTIP 2017	09/02/2017-10/02/2021	09/02/2017	10/02/2021	N/A	6,538		a) 3,269		3,269	N/A
									b) € 33,722
		LTIP 2018	16/02/2018-17/02/2022	16/02/2018	17/02/2022	N/A	27,360		a) 9,120		18,240	N/A
									b) € 94,520
		TBIP	12/01/2019-12/01/2024	12/01/2019	12/01/2024	N/A	170,000		a) 20,400	149,600	149,600	N/A
									b) $ 243,780
		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A	21,797			21,797	21,797	N/A

		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A		a) 15,878		15,878	15,878	N/A
								b) €162,500

Lieve Logghe, as permenant representative of TINCC BV	CFO	LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A		a) 34,199				N/A
								b) € 350,000
Brian Gallagher, as permanent representative of BG-IR Ltd.	Investor Relations Manager	LTIP 2017	09/02/2017-10/02/2021	09/02/2017	10/02/2021	N/A	4,024		a) 2,012		2,012	N/A
									b) € 20,755
		LTIP 2018	16/02/2018-17/02/2022	16/02/2018	17/02/2022	N/A	6,319		a) 2,106		4,213	N/A
									b) € 21,826
		TBIP	12/01/2019-12/01/2024	12/01/2019	12/01/2024	N/A	80,000		a) 9,600	70,400	70,400	N/A
									b) $ 114,720
		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A	9,677			9,677	9,677	N/A

		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A		a) 6,267		6,267	6,267	N/A
								b) £ 57,000
Bourboulis Stamatis	General Manager Hellas	TBIP	12/01/2019-12/01/2024	12/01/2019	12/01/2024	N/A	50,000		a) 6,000	44,000	44,000	N/A
									b) $ 71,700
		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A	14,769			14,769	14,769	N/A
		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A		a) 10,758		10,758	10,758	N/A
								b) € 110,100

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

2016 Long Term Incentive Plan

In December 2015, our Board of Directors adopted a long-term incentive plan, or the 2016 Long Term Incentive Plan, pursuant to which members of the Executive Committee are eligible to receive phantom stock unit grants. References in the tabular disclosure immediately under the heading “Item 6.F.—Equity Incentive Plans” to “LTIP 2016” are to the 2016 Long Term Incentive Plan. Other senior employees may in the future be invited to participate in this long-term incentive plan by the Supervisory Board upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject to the terms of the 2016 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 2, 2016, we granted 54,616 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €10.6134 which equals the weighted average of the share price of the three days preceding the grant date. The following table provides a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	17,116	N/A *
Former CFO	20,728	20,728
COO	8,009	8,009
General Counsel	8,762	8,762

2017 Long Term Incentive Plan
In February 2017, our Board of Directors adopted a long term incentive plan or the 2017 Long Term Incentive Plan, pursuant to which members of the Executive Committee as well as the Head of Investor Relations are eligible to receive phantom stock unit grants. References in the tabular disclosure immediately under the heading “Item 6.F.—Equity Incentive Plans” to “LTIP 2017” are to the 2017 Long Term Incentive Plan. Other senior employees may in the future be invited to participate in this long term incentive plan by the Supervisory Board upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject the terms of the 2017 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 9, 2017, we granted 66,449 phantom stock units to certain of our executive officers.  The phantom stock units matured one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €7.2677 which equals the weighted average of the share price of the three days preceding the announcement of our preliminary full year results of 2016. The following table provides a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	17,819	N/A*
Former CFO	20,229	20,229
COO	12,557	12,557
General Counsel	9,808	9,808
Head of Investor Relations	6,036	6,036

2018 Long Term Incentive Plan
In February 2018, our Board of Directors adopted a long-term incentive plan, or the 2018 Long Term Incentive Plan, pursuant to which members of the Management Board as well as the Head of Investor Relations, Research & Communications are eligible to receive phantom stock unit grants. References in the tabular disclosure immediately under the heading “Item 6.F.—Equity Incentive Plans” to “LTIP 2018” are to the 2018 Long Term Incentive Plan. Other senior employees may in the future be invited to participate in this long-term incentive plan by the Supervisory Board upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject the terms of the 2018 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 16, 2018, we granted 154,432 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €7.2368 which equals the weighted average of the share price of the three days preceding the announcement of our preliminary full year results of 2017. The following table provides a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	46,652	N/A*
Former CFO	37,620	25,080
COO	36,480	24,320
General Counsel	27,360	18,240
Head of Investor Relations	6,319	4,213

Transaction Based Incentive Plan
On 12 January 2019, the members of the Executive Committee and certain other senior employees were granted a transaction based incentive award in the form of 1,200,000 phantom stock units or the Transaction Based Incentive Plan. References in the tabular disclosure immediately under the heading “Item 6.F.—Equity Incentive Plans” to “TBIP” are to the Transaction Based Incentive Plan. The vesting and settlement of the awards under the Transaction Based Incentive Plan is spread over a timeframe of five years. The phantom stock awarded matures in four tranches as follows:
•the first tranche of 12% vests when the Company's share price reaches $ 12
•the second tranche of 19% vests when the Company's share price reaches $14
•the third tranche of 25% vests when the Company's share price reaches $ 16; and
•the fourth tranche of 44% vests when the Company's share price reaches $18

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	400,000	N/A*
Former CFO	300,000	36,000
COO	150,000	18,000
General Counsel	170,000	20,400
Head of Investor Relations	80,000	9,600
General Manager Hellas	50,000	6,000
* The CEO waived further entitlements as a result of termination of his employment, announced by press release on February 4, 2019.

2019 Long Term Incentive Plan
In December 2019, the Supervisory Board, upon recommendation of the Remuneration Committee, has adopted a variable compensation structured as a long term incentive plan comprised of restricted stock units, or RSU's for certain of our Management Board Members. Each RSU grants the applicable holder of the RSU, or the RSU Holder a conditional right to receive one (1) ordinary share for free upon vesting of the RSU.

The maximum value at grant:
•In the case of the CEO, 100% of absolute base salary for the CEO; and
•In the case of the other Management Board Members, ranges from 30% to 75% of absolute base salary of such Members

The vesting is subject for:
•75% to a relative Total Shareholder Return (TSR) performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award.
•25% to an absolute TSR of the Company’s Shares measured each year for 1/3rd of 25% of the award

The RSUs held by an RSU Holder may vest in accordance with the principles of the plan during a period of three years and will only be acquired by the RSU holder after 3 years.

2020 Long Term Incentive Plan
On March 24, 2020 the Supervisory Board, upon recommendation of the Remuneration Committee, has adopted a variable compensation structured as a long term incentive plan comprised of RSUs for certain of our Management Board Members. Each RSU grants the RSU Holder a conditional right to receive one (1) ordinary shares for free upon vesting of the RSU.

The maximum value at grant:
•In the case of the CEO and CFO is 100% of absolute base salary; and
•In the case of the other Management Board Members, ranges from 30% to 75% of absolute base salary of such Members

The vesting is subject for:
•75% to a relative Total Shareholder Return (TSR) performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award.
•25% to an absolute TSR of the Company’s Shares measured each year for 1/3rd of 25% of the award

The RSU held by an RSU Holder may vest in accordance with the plan during a period of 3 years and will only be acquired by the RSU holder after 3 years.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.           Major shareholders.
The following table sets forth information regarding beneficial ownership of our ordinary shares for (i) owners of more than five percent of our ordinary shares and (ii) our directors and officers as a group, of which we are aware as of April 1, 2021.

Shareholder	Number	Percentage(1)
Euronav (treasury shares)	18,346,732	8.34%
Directors and Executive Officers as a Group *	—	—

*Individually each owning less than 1.0% of our outstanding ordinary shares.
(1)Calculated based on 220,024,713 ordinary shares outstanding as of April 1, 2021. The Company holds 18,346,732 ordinary shares in treasury.
As of April 1, 2021, our issued share capital amounted to $239,147,506.82 divided into 220,024,713 ordinary shares with no par value. On the same date, 60,594,267 of our shares, our U.S. Shares, representing approximately 28% of our share capital , were reflected on the U.S. Register, and are held by 9 holders including CEDE & CO, acting as nominee holder for the Depository Trust Company.

In accordance with a May 2, 2007 Belgian law relating to  disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach certain thresholds to notify the Company and the Belgian Financial Services and Markets Authority, or the FSMA, of such change as soon as possible and in any event within four trading days.  The minimum disclosure threshold is 5% of the Company's issued voting share capital. Further details in this respect can be found on the website of the FSMA: https://www.fsma.be/en/shareholding-structure-0. The information contained on this website does not form a part of this annual report.

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

ITEM 8.    FINANCIAL INFORMATION
A.          Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements."
Legal Proceedings
We are currently involved in a litigation. Provisions related to legal and arbitration proceedings are recorded in accordance with the accounting policy described in note 1.16 of Euronav Consolidated Financial Statements.

The claim has been submitted on 15 January 2021 by Unicredit Bank in London with the High Court of Justice of England and Wales. The claim relates to an alleged misdelivery of 101,809 metric tons of low sulphur fuel oil that was transported by our Suezmax vessel Sienna. The charterer, Gulf Petrochem FZC, a company of GP Global, instructed the vessel to discharge the cargo at Sohar without presentation of the bill of lading but against a letter of indemnification issued by the charterer as is customary practice in the crude oil shipping industry. Unicredit bank who had financed the cargo for an amount of USD 26,367,200 and had become the holder of the bill of lading, was not repaid in accordance with the financing arrangements agreed with Gulf Petrochem FZC. As holder of the bill of lading, Unicredit Bank is now claiming that amount of USD 26,367,200 together with interest from Euronav NV. The GP Global group is currently under a restructuring plan and any recourse under the letter of indemnity issued by Gulf Petrochem FZC is therefore doubtful. We believe that we have followed well established standard working practices. Based on an external legal advice, management believes that it has strong arguments and that the risk of an outflow is less than probable and therefore no provision is recognized.

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
Additional guidance to the above stated policy was applied to our final results for the year ended on December 31, 2019 and to our quarterly results as from 2020 onwards, as provided by our Supervisory Board by way of a press release dated January 9, 2020, as follows: Each quarter the Company will target to return 80% of net income (including the fixed element of $0.03 per quarter) to shareholders.
•This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at stock repurchase as an alternative if it believes more value can be created for shareholders.
•The Company retains the right to return more than 80% should the circumstances allow it.

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
B.          Significant Changes.
Please see Note 29 - Subsequent Events to our Audited Consolidated Financial Statements included herein.
ITEM 9.    OFFER AND THE LISTING
A.          Offer and Listing Details.
Our share capital consists of ordinary shares issued without par value.  Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of April 1, 2021, our issued (and fully paid up) share capital was $239,147,506.82 which is represented by 220,024,713 ordinary shares with no par value.  The fractional value of our ordinary shares is $1.086912 per share.
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
The following is a description of the material terms of our current Coordinated Articles of Association (amended as of February 20, 2020). Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our Coordinated Articles of Association which are filed as Exhibit 1.1 to this annual report.
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
Please see the Company's website www.euronav.com for instructions on how to reposition your shares to be eligible for trading on either the NYSE or Euronext Brussels. The information contained on our website does not form a part of this annual report.

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
Directors
Prior to February 20, 2020, before implementation of the CCA, the Board of Directors was the ultimate decision-making body of the Company, with the exception of the matters reserved to the Shareholders’ Meeting as provided by law or the Articles of Association.
On February 20, 2020 the extraordinary shareholders meeting implemented the CCA and adopted new Articles of Association including a two-tier governance model, comprising a Supervisory Board and a Management Board. The powers of the Supervisory Board are those outlined in article 7:109 of the CCA. A copy of our current Coordinated Articles of Association can be consulted at Exhibit 1.1. to our annual report on Form 20-F filed with the SEC on April 15, 2021.
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
Belgian law does not regulate specifically the ability of directors to borrow money from the Company. Our Corporate Governance Charter provides that as a matter of principle, no loans or advances will be granted to any director (except for routine advances for business-related expenses in accordance with our rules for reimbursement of expenses).
Article 7:115 of the Code of Companies and Associations provides that if one of our Supervisory Board members directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the authority of the Supervisory Board, the conflicted member shall inform the other members of such conflict before the Supervisory Board has decided on the relevant matter. The statutory auditor must also be notified. The conflicted member’s statement and explanation as to the nature of the conflict of interest shall be included in the meeting minutes enacting the decision on the relevant matter and shall be disclosed in accordance with in article 7:115 of the Belgian Code of Companies and Associations. The Supervisory Board shall deliberate and decide on the relevant matter without participation of the conflicted member(s). The Supervisory Board may not delegate this decision. If all members of the Supervisory Board have such conflict of interest, the relevant matter is referred to by the Supervisory Board to a general meeting of shareholders. If the General Meeting approves the relevant decision or transaction is approved at such general meeting, the Supervisory Board is authorized to execute same.

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
A shareholder of shares which are tradable on the New York Stock Exchange only has the right to be admitted to and vote at a general meeting of shareholders if such shareholder complies with the conditions and formalities set out in the convening notice, as decided upon by the Supervisory Board in compliance with all applicable legal provisions.
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
Disclosure of Major Shareholdings
In accordance with a May 2, 2007 Belgian law relating to disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach certain thresholds to notify the Company and the Belgian Financial Services and Markets Authority, or the FSMA, of such change as soon as possible and in any event within four trading days. The minimum disclosure threshold is 5% of the Company's issued voting share capital. Further details in this respect can be found on the website of the FSMA: https://www.fsma.be/en/shareholding-structure-0. The information contained on this website does not form a part of this annual report.

Purchase and Sales of Our Own Shares
Article 13 of the Articles of Association contains the principle that the Company and its direct and indirect subsidiaries may acquire and sell the Company’s own shares under the conditions laid down by law. With respect to the acquisition of the Company’s own shares, a prior resolution of the General Meeting is required to authorize the Company to acquire its own shares. Such an authorization was granted by at a special general meeting on May 20, 2020 and remains valid for a period of five years as from the publication in the Annexes to the Belgian Official Gazette of the decision taken by such general meeting.

Pursuant to this authorization, the Company may acquire a maximum of ten percent (10%) of the existing shares of the Company where all shares already purchased by the Company and its direct subsidiaries need to be taken into account at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01.

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
C.          Material contracts.
We have not entered into any material contracts, other than contracts entered into in the ordinary course of business, attached as exhibits hereto or otherwise described herein.

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
Exemption of Operating Income from U.S. Federal Income Taxation
Under the U.S.-Belgium income tax treaty, or the Belgian Treaty, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. We believe that we satisfy the requirements for exemption under the Belgian Treaty for our 2020 and possibly for our future taxable years. Alternatively, we may qualify for exemption under Section 883, as discussed below.
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
It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume test”. We believe we satisfied the trading frequency and trading volume tests for the 2020 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.
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
We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2020 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Stockholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.
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
Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
•we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
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

Passive Foreign Investment Company
Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:
•at least 75 percent of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•at least 50 percent of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
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
•the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the ordinary shares;
•the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
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
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or
•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
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
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:
•fails to provide an accurate taxpayer identification number;
•is notified by the IRS that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.
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
For purposes of this summary, a Belgian resident is:
•an individual subject to Belgian personal income tax, i.e., an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law;
•a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e., a corporate entity that has its statutory seat (unless it can be proved that the tax residence of the company is situated in another State than Belgium), its main establishment, its administrative seat or seat of management in Belgium;
•an Organization for Financing Pensions subject to Belgian corporate income tax, i.e., a Belgian pension fund incorporated under the form of an Organization for Financing Pensions; or
•a legal entity subject to Belgian income tax on legal entities, i.e., a legal entity other than a company subject to Belgian corporate income tax, that has its main establishment, its administrative seat or seat of management in Belgium.
A non-resident is any person that is not a Belgian resident.
This summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this Form 20-F, all of which are subject to change, including changes that could have retroactive effect. Investors should appreciate that, as a result of evolutions in law or practice, the eventual tax consequences may be different from what is stated below.
Investors should consult their own advisers regarding the tax consequences of the acquisition, ownership and disposal of the ordinary shares in the light of their particular circumstances, including the effect of any state, local or other national laws.

    Belgian taxation of dividends on ordinary shares
For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Companies’ and Associations’ Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the contributions done in exchange for the issuance of profit sharing certificates. However, a repayment of capital decided upon by the shareholder’s meeting as of January 1, 2018 and which is carried out in accordance with the Belgian Companies’ and Associations’ Code is partly considered to be a dividend distribution, more specifically with respect to the portion that is deemed to be the distribution of the existing taxed reserves (irrespective of whether they are incorporated into the capital) and/or of the tax-free reserves incorporated into the capital. Such portion is determined on the basis of the ratio of the taxed reserves (except for the legal reserve up to the legal minimum and certain unavailable reserves) and the tax-free reserves incorporated into the capital (with a few exceptions) over the aggregate of such reserves and the fiscal capital.
Belgian withholding tax of 30% is normally levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.
If the Company redeems its own ordinary shares, the redemption gain (i.e. the redemption proceeds after deduction of the portion of fiscal capital represented by the redeemed ordinary shares) will, in principle, be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No Belgian withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions.
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

Belgian resident individuals
For Belgian resident individuals who acquire and hold the ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report (the gross amount of) the dividends in their personal income tax return. Where such individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer’s overall declared income (local surcharges will not apply). The first EUR 812 (amount applicable for income year 2020; the amount applicable for income year 2021 is EUR 800) of reported ordinary dividend income will be exempt from Belgian tax. This exemption of Belgian tax has to be claimed by each tax payer via their tax declaration. For the avoidance of doubt, all reported dividends are taken into account to assess whether said maximum amount is reached. In addition, if the dividends are reported, the Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the final personal income tax liability with at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the ordinary shares. This condition is not applicable if the individual can demonstrate that he has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends.
For Belgian resident individuals who acquire and hold the ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and will, in such case, be taxable at the investor’s personal income tax rate increased with local surcharges. The Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the final personal income tax liability with at least EUR 2.50, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if the investor can demonstrate that he has held the full legal ownership of the ordinary shares for an uninterrupted period of twelve months prior to the attribution of the dividends.
Belgian resident companies
    Corporate income tax
For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the Belgian withholding tax) must be declared in the standard corporate income tax return and will be subject to a corporate income tax rate of 29.58% for assessment year 2021 in relation to financial years starting on or after 1 January 2020, unless the reduced corporate income tax rates apply. Subject to certain conditions, a reduced corporate income tax rate of 20% as of year 2021 (i.e. for financial years starting on or after 1 January 2020) applies for Small and Medium Sized Enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Companies’ and Associations’ Code) on the first EUR 100,000 of taxable profits.
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

As a general rule, Belgian resident companies can (subject to certain limitations) deduct 100% of gross dividends received from their taxable income or the "Dividend Received Deduction Regime", provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds the ordinary shares representing at least 10% of the share capital of the Company or a participation in the Company with an acquisition value of at least EUR 2,500,000; (2) the ordinary shares have been held or will be held in full ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code or the "Article 203 ITC Taxation Condition" are met; and (4) the anti-abuse provision contained in Article 203, §1, 7° of the Belgian Income Tax Code is not applicable (together, the “Conditions for the application of the Dividend Received Deduction Regime”). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the Dividend Received Deduction Regime to apply.
The Conditions for the application of the Dividend Received Deduction Regime depend on a factual analysis, upon each dividend distribution, and for this reason the availability of this regime should be verified upon each dividend distribution.
    Belgian withholding tax
Dividends distributed to a Belgian resident company will be exempt from Belgian withholding tax provided that the Belgian resident company holds, upon payment or attribution of the dividends, at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year.
In order to benefit from this exemption, the Belgian resident company must provide the Company or its paying agent at the latest upon the attribution or the payment of the dividend with a certificate confirming its qualifying status and the fact that it meets the required conditions. If the Belgian resident company holds the required minimum participation for less than one year, at the time the dividends are paid on or attributed to the ordinary shares, the Company will levy the Belgian withholding tax but will not transfer it to the Belgian Treasury provided that the Belgian resident company certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year.
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
Please note that the above described Dividend Received Deduction Regime and the withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements “rechtshandeling of geheel van rechtshandelingen”/”acte juridique ou un ensemble d’actes juridiques” for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine “kunstmatig”/”non authentique” and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
Belgian resident organizations for financing pensions
For organizations for financing pensions or OFPs, i.e., Belgian pension funds incorporated under the form of an OFP (“organismen voor de financiering van pensioenen”/”organismes de financement de pensions”) within the meaning of Article 8 of the Belgian Act of 27 October 2006, the dividend income is generally tax exempt.
Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.
If the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen/acte juridique ou un ensemble d’actes juridiques") which is not genuine ("kunstmatig/non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

Other Belgian resident legal entities subject to Belgian legal entities tax
For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their income tax liability.
Non-resident individuals or non-resident companies
    Non-resident income tax
For non-resident individuals and companies, the Belgian dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the ordinary shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian PE.
If the ordinary shares are acquired by a non-resident in connection with a fixed base or a PE in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident personal or corporate income tax rate, as appropriate. Belgian dividend withholding tax levied at source may be credited against non-resident personal or corporate income tax and is reimbursable to the extent that it exceeds the income tax due with at least EUR 2.50 and, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the ordinary shares were held in full legal ownership for an uninterrupted period of twelve months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during said period, the ordinary shares have not belonged to a taxpayer other than a Belgian resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a Belgian PE.
Non-resident companies whose ordinary shares are invested in a Belgian PE may deduct 100% of the gross dividends received from their taxable income if, at the date the dividends are paid or attributed, the Conditions for the application of the Dividend Received Deduction Regime are met. The application of the Dividend Received Deduction Regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each dividend distribution.
Dividends distributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity, may be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 812 (amount applicable for income year 2020; the amount applicable for income year 2021 is EUR 800) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the ordinary shares) are taken into account to assess whether said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied is credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return must be filed by the non-resident individual, any Belgian withholding tax levied could in principle be reclaimed by filing a certified, dated and signed written request thereto addressed to the tax official of the Centre Abroad (Centrum Buitenland/Centre Etrangers). Such a request must be filed no later than on December 31st of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain supporting documents.
    Belgian dividend withholding tax relief for non-residents
Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver in the meaning of Article 227, 3° of the Belgian ITC which implies that it has separate legal personality and fiscal residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) except in specific circumstances, provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the ordinary shares, nor obligated to pay a manufactured dividend with respect to the ordinary shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the ordinary shares and that the above conditions are satisfied. The foreign pension fund must then forward that certificate to the Company or its paying agent.

As mentioned above, if the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen/acte juridique ou un ensemble d’actes juridiques") which is not genuine ("kunstmatig/non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.
Dividends distributed to non-resident qualifying parent companies established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause, will, under certain conditions, be exempt from Belgian withholding tax provided that the ordinary shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year. A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive), as amended by Directive 2003/123/EC of 22 December 2003, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to "besloten vennootschap met beperkte aansprakelijkheid/société privée à responsabilité limitée", to "coperatieve vennootschap met onbeperkte aansprakelijkheid/”/”société cooperative à responsabilité illimitée", and to "gewone commanditaire vennootschap/société en commandite simple", should also be understood as a reference to respectively the "besloten vennootschap, the coperatieve vennootschap/société à responsabilité limitée”, and the "commanditaire vennootschap/société en commandite"; (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.
To benefit from this exemption, the non-resident company must provide the Company or its paying agent at the latest upon the attribution of the dividends with a certificate confirming its qualifying status and the fact that it meets the three aforementioned conditions.
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
Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (‘‘rechtshandeling of geheel van rechtshandelingen’’/’’acte juridique ou un ensemble d’actes juridiques’’) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (‘‘kunstmatig’’/’’non authentique’’) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality. Pursuant to recent jurisprudence of the European Court of Justice, the withholding tax exemption may even be refused if the receiving Parent Company cannot be considered as the beneficial owner of the dividends.

Dividends distributed by a Belgian company to a non-resident company will be exempt from withholding tax, provided that (i) the non-resident company is established in the European Economic Area or in a country with whom Belgium has concluded a tax treaty that includes a qualifying exchange of information clause, (ii) the non-resident company is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (iii) the non-resident company does not satisfy the 10%-participation threshold but has a participation in the Belgian company with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to ordinary shares which are or will be held in full ownership for at least one year without interruption; and (v) the non-resident company has a legal form as listed in the annex to the Parent-Subsidiary Directive, as amended from time to time, or, has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to “besloten vennootschap met beperkte aansprakelijkheid”/”société privée à responsabilité limitée”, to “coöperatieve vennootschap met onbeperkte aansprakelijkheid”/”société cooperative à responsabilité illimitée”, and to “gewone commanditaire vennootschap”/”société en commandite simple”, should also be understood as a reference to respectively the “besloten vennootschap”/”société à responsabilité limitée”, the “coöperatieve vennootschap”/”société cooperative”, and the “commanditaire vennootschap”/”société en commandite”) and that is governed by the laws of another Member State of the EEA, or, by the law of a country with whom Belgium has concluded a qualifying double tax treaty. This exemption applies to the extent that the withholding tax which would have been due in case this exemption would not exit, would not be creditable nor reimbursable in the hands of the non-resident company.
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
Belgian dividend withholding tax is subject to such relief as may be available under applicable double tax treaty provisions. Belgium has concluded double tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities. Such reduction may be obtained either directly at source or through a refund of taxes withheld in excess of the applicable tax treaty rate.
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
If one or more of the Conditions for the application of the Dividend Received Deduction Regime would not be met, any capital gain realized would be taxable at the standard corporate income tax rate of 25%, unless the reduced corporate income tax rate of 20% applies.
Capital losses on the ordinary shares incurred by Belgian resident companies are as a general rule not tax deductible.
Ordinary shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. The capital gains on such ordinary shares are taxable at the standard corporate income tax rate of 25% unless the reduced corporate income tax rate of 20% applies and the capital losses on such ordinary shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.
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
Capital gains realized upon disposal of (part of) a substantial participation in a Belgian company (i.e., a participation representing more than 25% of the share capital of the Company at any time during the last five years prior to the disposal) may, however, under certain circumstances be subject to income tax in Belgium at a rate of 16.5%.
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
Annual tax on securities accounts
The law of 17 February 2021 on the introduction of an annual tax on securities accounts (the “Law of 17 February 2021”) has introduced an annual tax on securities accounts into Belgian law effective as from February 26, 2021. Pursuant to the Law of 17 February 2021, a 0.15% tax is applicable to Belgian residents and non-residents who hold securities accounts with an average value, over a period of twelve consecutive months starting on October 1st and ending on September 30th of the subsequent year, higher than EUR 1,000,000. The ordinary shares are principally qualifying securities for the purposes of this tax.
For the calendar year 2021, the average value of securities accounts will as a general rule be calculated from February 26, 2021 until September 30, 2021.

The tax due is limited to 10% on the difference between the taxable amount and the aforementioned cap of EUR 1,000,000. This cap is assessed per securities account (irrespective whether the account is held in Belgium or abroad) and involves Belgian as well as foreign securities accounts held by Belgian residents. Securities held by non-residents only fall within the scope of the annual tax on securities accounts provided they are held on securities accounts with a financial intermediary established or located in Belgium. Note that pursuant to certain double tax treaties, Belgium has no right to tax capital. Hence, to the extent that the annual tax on securities accounts is viewed as a tax on capital within the meaning of these double tax treaties, treaty override may, subject to certain conditions, be claimed. Belgian establishments from non-residents are however treated as Belgian residents for purposes of the annual tax on securities accounts so that both Belgian and foreign securities accounts fall within the scope of this tax.

The annual tax on securities accounts is in principle due by the financial intermediary established or located in Belgium. Otherwise, the annual tax on securities accounts needs to be declared and is due by the holder of the securities accounts itself, unless the holder provides evidence that the annual tax on securities accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In that respect, intermediaries located or established outside of Belgium could appoint an annual tax on securities accounts representative in Belgium. Such a representative is then liable towards the Belgian Treasury (“Thesaurie”/”Trésorerie”) for the annual tax on securities accounts due and for complying with certain reporting obligations in that respect. If the holder of the securities accounts itself is liable for reporting obligations (e.g. when a Belgian resident holds a securities account abroad with an average value higher than EUR 1,000,000), the deadline for filing the tax return for the annual tax on securities accounts corresponds with the deadline for filing the annual tax return for personal income tax purposes electronically, irrespective whether the Belgian resident is an individual or a legal entity. In the latter case, the annual tax on securities accounts must be paid by the tax payer on 31 August of the year following the year on which the tax was calculated, at the latest.

As a general rule, no annual tax on securities accounts is due provided that the average value of the securities account is less than EUR 1,000,000.
Please note that the annual tax on securities accounts contains several (specific) anti-abuse provisions that intend to remediate tax avoidance (e.g. conversion of qualifying financial instruments to non-qualifying financial instruments (such as nominative shares) or splitting an existing securities account into several securities accounts in order to avoid reaching the cap of EUR 1,000,000 on the relevant securities account).

Investors should consult their own professional advisors in relation to the annual tax on securities accounts.
Belgian tax on stock exchange transactions
The purchase and the sale and any other acquisition or transfer for consideration of existing ordinary shares (secondary market transactions) is subject to the Belgian tax on stock exchange transactions “taks op de beursverrichtingen” / “taxe sur les opérations de bourse” if (i) it is executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium (both referred to as a “Belgian Investor”). The tax on stock exchange transactions is not due upon the issuance of new ordinary shares (primary market transactions).
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
The Portuguese Presidency decided to relaunch discussions between the Member States. A key objective of the Portuguese Presidency is to explore ways for a possible consensus on an efficient FTT design model including reassessment of the views of participating and non-participating Member States taking into account the current context. In February 2021, a discussion on the FTT took place in the Working Party on Tax Questions.
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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured and unsecured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2020 by approximately $7.6 million ($12.4 million in 2019).
We are exposed to currency risk related to our operating expenses and treasury notes expressed in euros. In 2020, about 14.4% of the total operating expenses were incurred in euros (2019: 12.5%). Revenue and the financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2020 would have decreased our profit or loss by $10.4 million (2019: $10.0 million). A 10 percent weakening of the euro against the dollar at December 31, 2020 would have had the equal but opposite effect.
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
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant portion of our vessels are currently exposed to the spot market. Every increase (decrease) of $1,000 on a spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by $19.6 million in 2020 (2019: $22.6 million).
For further information, please see Note 19 to our consolidated financial statements included herein.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
(a)          Disclosure of controls and procedures.
We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)          Management's annual report on internal control over financial reporting.
In accordance with Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2020 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2020 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
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
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
In accordance with the rules of the NYSE, the U.S. exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as Audit and Risk Committee, whose members as of December 31, 2020 are Ms. Monsellato, as Chairman, Mr. Steen, and Ms. Odedra. Our Supervisory Board has determined that Ms. Monsellato is an audit committee financial expert, as such term is defined under U.S. securities laws, and independent, as such term is defined under the U.S. securities laws and the NYSE rules and regulations.
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
De Gerlachekaai 20, 2000 Antwerpen
Belgium
Telephone: 011-32-3-247-4411

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants for the years ended December 31, 2020 and 2019 were KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises   BV/SRL (KPMG). The following table sets forth the fees related to audit, tax and other services provided by KPMG.

(in U.S. dollars)	December 31, 2020	December 31, 2019
Audit fees	1,004,738	965,016
Audit-related fees	56,839	—
Taxation fees	798	728
All other fees	19,634	20,151
Total	1,082,009	985,895
Audit Fees
    Audit fees are fees billed for the audit of our annual financial statements or for services that are normally provided by our independent audit firms in connection with our statutory and regulatory filings and engagements (as applicable) services that provide assurance on the fair presentation of financial statements and generally encompass the following specific elements:
•An audit opinion on our consolidated financial statements;
•An audit opinion on the statutory financial statements of individual companies within our consolidated group of companies, where legally required;
•A review opinion on interim financial statements; and
•In general, any opinion assigned to the statutory auditor by local legislation or regulations.

Audit-Related Fees
    Audit-related fees are fees not included in Audit Fees for assurance or other related work traditionally provided to us by our independent external audit firms in their role as statutory auditors and which are reasonably related to the performance of the audit or review of our financial statements. These services generally include, among others, audits of employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation, work performed in connection with registration statements such as due diligence procedures or issuances of comfort letters and consultation concerning financial accounting and reporting standards. usually result in a certification or specific opinion on an investigation or specific procedures applied, and include opinion/audit reports on information provided by us at the request of a third party (for example, prospectuses, comfort letters). More specifically the audit related services for Euronav are related to issuance of a limited assurance report by the statutory auditor on a statement of assets and liabilities of Euronav NV in the context of the payment of an interim dividend — Pursuant to Article 7:213 of the Belgian Companies and Associations Code( BCAC),and under the conditions set forth in the BCAC.

Tax Fees
Tax fees in 2020 and 2019 were related to tax compliance services.
All other Fees
The other fees are related to services in connection with EMIR Agreed upon Procedures support.
ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

2020	Total number of shares purchased	Average Price Paid per share in €	Total Price Paid in €	Average Price Paid per share in $	Total Price Paid in $
June 30, 2020	300,000	7.1464	2,143,920	7.9582	2,387,469
June 30, 2020 *	350,000	N/A	N/A	8.0165	2,805,775
July 1, 2020	350,000	7.2917	2,552,095	8.1652	2,857,836
July 1, 2020 *	25,000	N/A	N/A	8.2611	206,528
July 2, 2020	7,500	7.3650	55,238	8.2473	61,855
July 2, 2020	320,000	7.3013	2,336,416	8.1760	2,616,319
July 2, 2020 *	196,608	N/A	N/A	8.2005	1,612,284
July 3, 2020	100,000	7.3490	734,900	8.2294	822,941
July 6, 2020	330,000	7.4754	2,466,882	8.3710	2,762,414
July 6, 2020 *	125,000	N/A	N/A	8.4432	1,055,400
July 7, 2020	300,000	7.6626	2,298,780	8.5806	2,574,174
July 7, 2020 *	175,000	N/A	N/A	8.4995	1,487,413
July 8, 2020	250,000	7.5914	1,897,850	8.5008	2,125,212
July 8, 2020 *	300,000	N/A	N/A	8.6671	2,600,130
July 9, 2020	250,000	7.5395	1,884,875	8.4427	2,110,683
July 9, 2020 *	300,000	N/A	N/A	8.4427	2,532,810
July 14, 2020	150,000	7.8959	1,184,385	8.8418	1,326,274
July 14, 2020 *	150,000	N/A	N/A	9.0647	1,359,705
July 15, 2020	250,000	7.9866	1,996,650	8.9434	2,235,849
July 15, 2020 *	128,392	N/A	N/A	9.2662	1,189,706
July 17, 2020 *	65,000	N/A	N/A	9.1824	596,856
July 20, 2020	250,000	8.0367	2,009,175	8.9995	2,249,874
July 20, 2020 *	200,000	N/A	N/A	9.3322	1,866,440
July 21, 2020	246,937	8.1185	2,004,758	9.0911	2,244,928
July 21, 2020 *	200,000	N/A	N/A	9.3353	1,867,060
July 22, 2020	243,063	8.0155	1,948,271	8.9758	2,181,674
July 22, 2020 *	125,000	N/A	N/A	9.2948	1,161,850
July 23, 2020	300,000	8.0100	2,403,000	8.9696	2,690,879
July 23, 2020 *	200,000	N/A	N/A	9.4022	1,880,440
July 24, 2020	230,000	8.1417	1,872,591	9.1171	2,096,927
July 24, 2020 *	225,000	N/A	N/A	9.5000	2,137,500
July 27, 2020	150,000	8.0508	1,207,620	9.0153	1,352,293
July 27, 2020 *	100,000	N/A	N/A	9.4940	949,400
July 28, 2020	200,000	8.2130	1,642,600	9.1969	1,839,383
July 28, 2020 *	200,000	N/A	N/A	9.6694	1,933,880
July 29, 2020	60,500	8.3891	507,541	9.3941	568,344
July 29, 2020	12,000	8.4750	101,700	9.4903	113,884
July 29, 2020 *	135,000	N/A	N/A	9.8714	1,332,639
July 30, 2020	225,000	8.2793	1,862,843	9.2712	2,086,011
July 30, 2020 *	175,000	N/A	N/A	9.7243	1,701,753
July 31, 2020	125,000	8.2432	1,030,400	9.2307	1,153,842
July 31, 2020 *	125,000	N/A	N/A	9.7227	1,215,338
August 3, 2020	245,675	8.3178	2,043,476	9.8549	2,421,110
August 3, 2020 *	66,309	N/A	N/A	9.7081	643,734
August 18, 2020 *	200,000	N/A	N/A	9.7939	1,958,780

August 19, 2020	60,000	8.0702	484,212	9.5616	573,694
August 19, 2020 *	40,000	N/A	N/A	9.454	378,160
August 20, 2020	70,000	7.8509	549,563	9.3017	651,122
August 20, 2020 *	30,000	N/A	N/A	9.4925	284,775
August 21, 2020	60,000	7.9336	476,016	9.3997	563,984
August 21, 2020 *	40,000	N/A	N/A	9.4128	376,512
August 24, 2020	17,173	7.9859	137,142	9.4617	162,486
August 27, 2020	100,000	7.8112	781,120	9.2547	925,471
August 27, 2020 *	50,000	N/A	N/A	9.1288	456,440
August 31, 2020	50,000	7.6618	383,090	9.0777	453,885
September 1, 2020	100,000	7.6058	760,580	9.0813	908,133
September 1, 2020 *	50,000	N/A	N/A	9.055	452,750
September 2, 2020 *	50,000	N/A	N/A	8.7041	435,205
September 9, 2020	50,000	7.7069	385,345	9.202	460,102
September 9, 2020 *	30,000	N/A	N/A	9.2015	276,045
September 10, 2020	50,000	7.7461	387,305	9.2488	462,442
September 10, 2020 *	30,000	N/A	N/A	9.2480	277,440
September 11, 2020	200,000	8.0692	1,613,840	9.6346	1,926,925
September 11, 2020 *	150,000	N/A	N/A	9.6929	1,453,935
September 14, 2020	150,000	8.2193	1,232,895	9.8138	1,472,077
September 14, 2020 *	150,000	N/A	N/A	9.7434	1,461,510
September 15, 2020	75,000	8.2434	618,255	9.8426	738,196
September 15, 2020 *	75,000	N/A	N/A	9.6172	721,290
September 16, 2020	50,000	8.186	409,300	9.7741	488,704
September 16, 2020 *	50,000	N/A	N/A	9.7001	485,005
September 17, 2020	50,000	8.214	410,700	9.8075	490,376
September 17, 2020 *	50,000	N/A	N/A	9.6564	482,820
September 25, 2020	50,000	7.6009	380,045	9.0755	453,774
September 25, 2020 *	50,000	N/A	N/A	8.8731	443,655
September 28, 2020	50,000	7.5547	377,735	9.0203	451,016
September 28, 2020 *	50,000	N/A	N/A	8.7182	435,910
September 29, 2020	100,000	7.4817	748,170	8.9331	893,315
September 29, 2020 *	100,000	N/A	N/A	8.7540	875,400
September 30, 2020	100,000	7.5357	753,570	8.9976	899,763
September 30, 2020 *	84,500	N/A	N/A	8.8812	750,461
November 20, 2020 *	52,207	N/A	N/A	7.9662	415,891
November 30, 2020	75,000	6.6566	499,245	7.7869	584,017
November 30, 2020 *	75,000	N/A	N/A	7.9274	594,555
December 1, 2020	75,000	6.6456	498,420	7.9614	597,107
December 1, 2020 *	75,000	N/A	N/A	7.8274	587,055
December 2, 2020	58,589	6.4714	379,153	7.7527	454,225
December 2, 2020 *	75,000	N/A	N/A	7.8973	592,298
December 3, 2020	75,000	6.4716	485,370	7.7530	581,473
December 3, 2020 *	75,000	N/A	N/A	7.9357	595,178
December 4, 2020	59,063	6.6456	392,509	7.9614	470,226
December 8, 2020	100,000	6.7664	676,640	8.1061	810,615
December 8, 2020 *	100,000	N/A	N/A	8.1015	810,150
December 9, 2020	100,000	6.8993	689,930	8.2654	826,536
December 10, 2020	100,000	6.9177	691,770	8.2874	828,740

December 10, 2020 *	100,000	N/A	N/A	8.4892	848,920
December 11, 2020	100,000	6.8979	689,790	8.2637	826,368
December 11, 2020 *	100,000	N/A	N/A	8.2104	821,040
December 14, 2020	100,000	6.7909	679,090	8.1355	813,550
December 14, 2020 *	100,000	N/A	N/A	8.2307	823,070
December 15, 2020	100,000	6.8102	681,020	8.1586	815,862
December 15, 2020 *	100,000	N/A	N/A	8.3982	839,820
December 16, 2020	100,000	6.8372	683,720	8.1910	819,097
December 16, 2020 *	100,000	N/A	N/A	8.3833	838,330
December 17, 2020	100,000	6.7344	673,440	8.0678	806,781
December 17, 2020 *	100,000	N/A	N/A	8.2831	828,310
December 18, 2020	82,000	6.7201	551,048	8.0507	660,156
Total	13,400,516				118,487,744
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
Executive Sessions. The NYSE requires that Supervisory Board Members meet regularly in executive sessions without presence of the Management Board. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Belgian law, closed sessions of our Supervisory Board may comprise both independent and non-independent Supervisory Board members.
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
Shareholder Approval of Securities Issuances. The NYSE requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices under the laws of Belgium for authorizing issuances of securities.

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
Information about our corporate governance practices may also be found on our website, http://www.euronav.com, in the section "Investors" under "Corporate Governance." The information contained on our website does not form a part of this annual report.
ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.    FINANCIAL STATEMENTS
See "Item 18. Financial Statements."
ITEM 18.    FINANCIAL STATEMENTS
The financial statements, together with the report of KPMG Bedrijfsrevisoren—Réviseurs d'Entreprises BV/SRL (KPMG) thereon, are set forth on page F-2 and are filed as a part of this report.

ITEM 19.    EXHIBITS

Exhibit Number	Description

1.1	Coordinated Articles of Association (9)

2.1	Form of Ordinary Share Certificate (1)

2.2	Description of Securities

4.1	Registration Rights Agreement, dated January 28, 2015(2)

4.2	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.3	$200 Million Senior Secured Credit Facility, dated September 7, 2018 (8)

4.4	$700 Million Senior Secured Credit Facility, dated August 28, 2019 (9)

4.5	$340.0 Million Senior Secured Credit Facility, dated October 13, 2014 (1)

4.7	$750.0 Million Senior Secured Credit Facility, dated August 19, 2015 (3)

4.8	2016 Long Term Incentive Plan (3)

4.9	Nordic Bond Tap Issue Addendum (9)

4.10	$409.5 Million Senior Secured Credit Facility, dated December 16, 2016. (4)

4.11	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 19, 2018 (8)

4.12	2017 Long Term Incentive Plan (4)

4.13	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated November 12, 2018 (8)

4.14	Side Letter to Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 4, 2019 (8)

4.15	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated February 7, 2019 (8)

4.16	Supplemental Agreement to a $173.5 Million Senior Secured Credit Facility, dated August 7, 2018 (8)

4.17	Supplemental Letter Relating to the $750.0 Million Secured Loan Facility, dated August 30, 2016 (4)

4.18	Co-ordination Deed relating to a $173.5 Million Senior Secured Credit Facility, dated August 9, 2018 (8)

4.19	Notification Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.20	Dealer Accession Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

F-162

4.21	$108.5 Million Senior Secured Credit Facility, dated April 25, 2017 (6)

4.22	Dealer Agreement Relating to a €50 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated June 6, 2017 (6)

4.23	Domiciliary Agency Agreement, dated June 6, 2017 (6)

4.24	Service Contract Concerning the Issue of Dematerialized Treasury Certificates and Certificates of Deposit, dated June 2, 2017 (6)

4.25	Bond Terms for a Senior Unsecured Bond Issue, dated May 30, 2017 (6)

4.26	Agreement regarding the Bond Trustee’s Fees, dated May 30, 2017 (6)

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

4.35
Side Letter to Supplemental Letter No. 2 dated 4 January 2019 in respect of the change of ownership of m/t “NAUTIC” (renamed “NAUTICA” upon her transfer from the Marshall Islands to the Liberian flag and change of her ownership) from EURONAV TANKERS NV to EURONAV NV (9)

4.36	2019 Longterm Incentive Plan (9)

4.37	2020 Longterm Incentive Plan (9)

4.38	Supplemental Letter No. 3 dated 7 February 2019 in respect of the change of ownership of m/t “SARA” from EURONAV TANKERS NV to EURONAV NV (9)

4.39	Supplemental Letter No. 4 dated 3 May 2019 in respect of the change of ownership of m/t “SANDRA” from EURONAV TANKERS NV to EURONAV NV (9)

4.40	Supplemental Letter No. 5 dated 23 May 2019 in respect of the change of flag of m/t “SIMONE” from Belgian to French flag (9)

4.41	$100 Million Secured Revolving Credit Facility, dated 27 June 2019 (9)
F-163

4.42	$713 Million Secured Revolving Credit Facility, dated 11 September 2020

8.1	List of Subsidiaries

11.1	Code of Conduct

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Drewry Shipping Consultants Ltd.

15.2	Consent of Energy Maritime Associates

15.3	Consent of Independent Registered Public Accounting Firm

15.4	Consent of Seward & Kissel LLP

15.5	Consent of Argo Law

101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Statement of Financial Position as of December 31, 2020, 2019 and 2018
(2) Consolidated Statement of Profit or Loss for the years ended December 31, 2020, 2019 and 2018
(3) Consolidated Statement of Comprehensive Income as of December 31, 2020, 2019 and 2018
(4) Consolidated Statements of Changes in Equity as of December 31, 2020, 2019 and 2018
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018
(6) Notes to the Consolidated Financial Statements.

(1)Filed as an exhibit to the Company's Registration Statement on Form F-1, Registration No. 333-198625 and incorporated by reference herein.
(2)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(3)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(4)Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(5)Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 22, 2017 and incorporated by reference herein.
(6)Filed as an exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-223039 and incorporated by reference herein.
(7)Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(8)Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(9)Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
F-164

F-165

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURONAV NV

	By:	/s/ Lieve Logghe
Name: Lieve Logghe Title: Chief Financial Officer
Date: April 15, 2021
F-166

Table of contents	EURONAV NV

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
Euronav NV:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Euronav NV and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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

Table of contents	EURONAV NV

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

Assessment of impairment indicators and carrying value for vessels in the Tankers segment
As discussed in Note 2 to the consolidated financial statements, the net carrying value of vessels in the Tankers segment (vessels and vessels in assets under construction and in right of use assets) as of December 31, 2020 was $3.1 billion, representing 85% of the Group’s total assets. As discussed in Note 1 and Note 8, at each reporting date, the Group evaluates the carrying value of vessels for impairment at the level of the cash generating unit (CGU), by identifying events or changes in circumstances that indicate the carrying value of these CGUs may not be recoverable. The Group identified two impairment indicators for its CGU’s included in the Tankers segment: (1) the significant drop in market rates and (2) the very low share price of the Group. The Group subsequently performed its annual impairment tests for each CGU in its Tankers segment, considering management’s estimates and assumptions such as vessel values, expected future charter rates, earnings from the vessels, forecasted vessel operating expenses, weighted average cost of capital (WACC) and economic life of vessels. The Group concluded that the recoverable amount (value in use - VIU) of each defined CGU in its Tankers segment exceeded the CGU’s carrying value as of December 31, 2020 and consequently, that no impairment loss needed to be recorded as of December 31, 2020.
We identified the assessment of impairment indicators and carrying value of vessels included in the Tankers segment as a critical audit matter. The Group's evaluation of the existence of impairment indicators considers both internal and external data, such as vessel and crude oil supply and demand trends, and changes in the extent and manner in which vessels are expected to be used. The assessment of the impact of these indicators on each CGU requires a high degree of auditor judgment. This is due to the existence of unobservable information and the unpredictability of global macroeconomic and geopolitical conditions affecting freight rates over the CGU’s useful life. There is also a high degree of auditor judgment involved in evaluating certain key assumptions such as the WACC, expected future charter rates and forecasted vessel operating expenses applied in determining the VIU of the vessels.
The following are the primary procedures we performed to address this critical audit matter:
•We evaluated the design and tested the operating effectiveness of certain internal controls related to the vessel impairment process. This included controls related to the assessment of the impact of internal and external impairment indicators, such as vessel and crude oil supply and demand trends and changes in the extent and manner in which vessels are expected to be used. This also included controls related to certain key assumptions used by management in determining the VIU of the vessels, such as the WACC, expected future charter rates and forecasted vessel operating expenses;

Table of contents	EURONAV NV

•We evaluated the information and assumptions used by the Group in its assessment of the existence of impairment indicators by comparing information such as vessel and crude oil supply and demand trends, and changes in the extent and manner in which vessels are expected to be used, to historical information, external third-party information such as brokers’ reports and other industry data as well as to internal data;
•We evaluated the Group’s VIU calculations for each CGU included in the Tankers segment by comparing the assumptions used by the Group with our knowledge of the Group’s business and the industry in which it operates, the Group’s future, current and historical charter rates and vessel operating expenses, third-party industry publications for conventional tankers with similar characteristics and other available observable market information;
•We evaluated the recoverability of the carrying value of each CGU in the Tankers segment by comparing to the average value of two independent broker values;
•We performed a retrospective comparison of historical expected charter rates and vessel operating expenses used in the Group’s VIU calculations to actual charter rates and vessel operating expenses incurred by the Group in prior years;
•We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the WACC by developing a range of rates and comparing this to the WACC used by the Group; and
•We performed sensitivity analyses on the WACC and the future charter rates used by the Group to assess the impact of changes to the assumptions, and assess whether there were any indications of management bias in the selection of these assumptions.

/s/ Herwig Carmans
KPMG Bedrijfsrevisoren BV/Réviseurs d’Entreprises SRL
We have served as the Company’s auditor since 2004.
Zaventem, Belgium
April 15, 2021

Consolidated Statement of Financial Position
(in thousands of USD)

	December 31, 2020	December 31, 2019
ASSETS
Non-current assets
Vessels (Note 8)	2,865,308	3,177,262
Assets under construction (Note 8)	207,069	—
Right-of-use assets (Note 8)	52,955	58,908
Other tangible assets (Note 8)	1,759	2,265
Intangible assets	161	39
Receivables (Note 10)	55,054	71,083
Investments in equity accounted investees (Note 26)	51,703	50,322
Deferred tax assets (Note 9)	1,357	2,715

Total non-current assets	3,235,366	3,362,594

Current assets
Bunker inventory (Note 11)	75,780	183,382
Non-current assets held for sale (Note 3)	—	12,705
Trade and other receivables (Note 12)	214,479	308,987
Current tax assets	136	221
Cash and cash equivalents (Note 13)	161,478	296,954

Total current assets	451,873	802,249

TOTAL ASSETS	3,687,239	4,164,843

EQUITY and LIABILITIES

Equity
Share capital (Note 14)	239,148	239,148
Share premium (Note 14)	1,702,549	1,702,549
Translation reserve	935	299
Hedging reserve (Note 14)	(7,456)	(4,583)
Treasury shares (Note 14)	(164,104)	(45,616)
Retained earnings	540,714	420,058

Equity attributable to owners of the Company	2,311,786	2,311,855

Non-current liabilities
Bank loans (Note 16)	836,318	1,173,944
Other notes (Note 16)	198,279	198,571
Other borrowings (Note 16)	100,056	107,978
Lease liabilities (Note 16)	21,172	43,161
Other payables (Note 18)	6,893	3,809
Employee benefits (Note 17)	7,987	8,094
Provisions (Note 21)	1,154	1,381

Total non-current liabilities	1,171,859	1,536,938

Current liabilities
Trade and other payables (Note 18)	85,150	94,408
Current tax liabilities	629	49
Bank loans (Note 16)	20,542	49,507
Other borrowings (Note 16)	51,297	139,235
Lease liabilities (Note 16)	45,749	32,463
Provisions (Note 21)	227	388

Consolidated Statement of Financial Position
(in thousands of USD)

Total current liabilities	203,594	316,050

TOTAL EQUITY and LIABILITIES	3,687,239	4,164,843

The accompanying notes on page F-13 to F-112 are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss
(in thousands of USD except per share amounts)

	2020	2019	2018 *
	Jan. 1 - Dec 31, 2020	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018
Shipping income
Revenue (Note 4)	1,230,750	932,377	600,024
Gains on disposal of vessels/other tangible assets (Note 8)	22,728	14,879	19,138
Other operating income (Note 4)	10,112	10,094	4,775
Total shipping income	1,263,590	957,350	623,937

Operating expenses
Voyage expenses and commissions (Note 5)	(125,430)	(144,681)	(141,416)
Vessel operating expenses (Note 5)	(210,634)	(211,795)	(185,792)
Charter hire expenses (Note 5)	(7,954)	(604)	(31,114)
Loss on disposal of vessels/other tangible assets (Note 8)	(1)	(75)	(273)
Impairment on non-current assets held for sale (Note 3)	—	—	(2,995)
Depreciation tangible assets (Note 8)	(319,652)	(337,646)	(270,582)
Depreciation intangible assets	(99)	(56)	(111)
General and administrative expenses (Note 5)	(65,498)	(66,890)	(66,232)
Total operating expenses	(729,268)	(761,747)	(698,515)

RESULT FROM OPERATING ACTIVITIES	534,322	195,603	(74,578)

Finance income (Note 6)	21,496	20,572	15,023
Finance expenses (Note 6)	(91,553)	(119,803)	(89,412)
Net finance expenses	(70,057)	(99,231)	(74,389)

Gain on bargain purchase (Note 25)	—	—	23,059
Share of profit (loss) of equity accounted investees (net of income tax) (Note 26)	10,917	16,460	16,076

PROFIT (LOSS) BEFORE INCOME TAX	475,182	112,832	(109,832)

Income tax benefit (expense) (Note 7)	(1,944)	(602)	(238)

PROFIT (LOSS) FOR THE PERIOD	473,238	112,230	(110,070)

Attributable to:
Owners of the company	473,238	112,230	(110,070)

Basic earnings per share (Note 14)	2.25	0.52	(0.57)
Diluted earnings per share (Note 14)	2.25	0.52	(0.57)

Weighted average number of shares (basic) (Note 14)	210,193,707	216,029,171	191,994,398
Weighted average number of shares (diluted) (Note 14)	210,206,403	216,029,171	191,994,398
* The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

The accompanying notes on page F-13 to F-112 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income
(in thousands of USD)

	2020	2019	2018 *
	Jan. 1 - Dec 31, 2020	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018
Profit/(loss) for the period	473,238	112,230	(110,070)

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset) (Note 17)	(97)	(1,223)	120

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	636	(112)	(157)
Cash flow hedges - effective portion of changes in fair value (Note 14)	(2,873)	(1,885)	(2,698)
Equity-accounted investees - share of other comprehensive income (Note 26)	(2)	(720)	(459)

Other comprehensive income (expense), net of tax	(2,336)	(3,940)	(3,194)

Total comprehensive income (expense) for the period	470,902	108,290	(113,264)

Attributable to:
Owners of the company	470,902	108,290	(113,264)
* The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.
The accompanying notes on page F-13 to F-112 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	—	(16,102)	473,622	1,846,361

Adjustment on initial application of IFRS 15 (net of tax)	—	—	—	—	—	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	—	—	—	—	—	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	—	(16,102)	471,877	1,844,616

Profit (loss) for the period	—	—	—	—	—	(110,070)	(110,070)
Total other comprehensive income	—	—	(157)	(2,698)	—	(339)	(3,194)
Total comprehensive income	—	—	(157)	(2,698)	—	(110,409)	(113,264)

Transactions with owners of the company
Issue of ordinary shares related to business combinations (Note 14)	66,102	487,322	—	—	—	—	553,424
Dividends to equity holders	—	—	—	—	—	(22,629)	(22,629)
Treasury shares acquired (Note 14)	—	—	—	—	(3,955)	—	(3,955)
Treasury shares sold (Note 14)	—	—	—	—	5,406	(3,112)	2,294
Equity-settled share-based payment (Note 23)	—	—	—	—	—	37	37
Total transactions with owners	66,102	487,322	—	—	1,451	(25,704)	529,171

Balance at December 31, 2018	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Balance at January 1, 2019 **	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	—	—	—	—	—	112,230	112,230
Total other comprehensive income	—	—	(112)	(1,885)	—	(1,943)	(3,940)
Total comprehensive income	—	—	(112)	(1,885)	—	110,287	108,290

Transactions with owners of the company
Dividends to equity holders (Note 14)	—	—	—	—	—	(25,993)	(25,993)
Treasury shares acquired (Note 14)	—	—	—	—	(30,965)	—	(30,965)
Total transactions with owners	—	—	—	—	(30,965)	(25,993)	(56,958)

Balance at December 31, 2019	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Consolidated Statement of Changes in Equity (Continued)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	473,238	473,238
Total other comprehensive income / (expense)	—	—	636	(2,873)	—	(99)	(2,336)
Total comprehensive income / (expense)	—	—	636	(2,873)	—	473,139	470,902

Transactions with owners of the company
Dividends to equity holders (Note 14)	—	—	—	—	—	(352,483)	(352,483)
Treasury shares acquired (Note 14)	—	—	—	—	(118,488)	—	(118,488)
Total transactions with owners	—	—	—	—	(118,488)	(352,483)	(470,971)

Balance at December 31, 2020	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786
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

The accompanying notes on page F-13 to F-112 are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
(in thousands of USD)

	2020	2019	2018 *
	Jan. 1 - Dec 31, 2020	Jan. 1 - Dec 31, 2019	Jan. 1 - Dec 31, 2018
Cash flows from operating activities
Profit (loss) for the period	473,238	112,230	(110,070)

Adjustments for:	357,720	405,823	289,311
Depreciation of tangible assets (Note 8)	319,652	337,646	270,582
Depreciation of intangible assets	99	56	111
Impairment on non-current assets held for sale (Note 3)	—	—	2,995
Provisions	(388)	(448)	(42)
Income tax (benefits)/expenses (Note 7)	1,944	602	239
Share of profit of equity-accounted investees, net of tax (Note 26)	(10,917)	(16,460)	(16,076)
Net finance expenses (Note 6)	70,057	99,231	74,389
(Gain)/loss on disposal of assets (Note 8)	(22,727)	(14,804)	(18,865)
Equity-settled share-based payment transactions (Note 5)	—	—	37
Amortization of deferred capital gain	—	—	(1,000)
Gain on bargain purchase (Note 25)	—	—	(23,059)

Changes in working capital requirements	180,576	(165,419)	(114,533)
Change in cash guarantees (Note 10)	(12,339)	(34)	33
Change in inventory (Note 11)	107,602	(161,121)	(22,261)
Change in receivables from contracts with customers (Note 12)	85,830	(41,001)	(23,589)
Change in accrued income (Note 12)	12,667	(3,051)	(6,393)
Change in deferred charges and fulfillment costs (Note 12)	(263)	(2,078)	18,848
Change in other receivables (Note 10 and 12)	(3,826)	22,393	(77,876)
Change in trade payables (Note 18)	4,490	6,471	(8,181)
Change in accrued payroll (Note 18)	2,536	(2,282)	(11,000)
Change in accrued expenses (Note 18)	(10,675)	3,473	18,839
Change in deferred income (Note 18)	(4,645)	10,028	(2,265)
Change in other payables (Note 18)	(148)	(806)	(1,304)
Change in provisions for employee benefits (Note 17)	(653)	2,589	616

Income taxes paid during the period	78	(993)	(67)
Interest paid (Note 6-19)	(56,084)	(98,852)	(67,209)
Interest received (Note 6-12)	6,723	6,602	3,409
Dividends received from equity-accounted investees (Note 26)	7,534	12,600	—

Net cash from (used in) operating activities	969,785	271,991	841

Acquisition of vessels (Note 8)	(224,904)	(7,024)	(237,476)
Proceeds from the sale of vessels (Note 8)	78,075	86,235	26,762
Acquisition of other tangible assets and prepayments (Note 8)	(285)	(1,015)	(588)
Acquisition of intangible assets	(221)	(14)	(1)
Proceeds from the sale of other (in)tangible assets (Note 8)	—	30	—
Loans from (to) related parties (Note 26)	26,443	(31,713)	134,097
Acquisition of subsidiaries or from business combinations, net of cash acquired (Note 25)	—	—	126,288
Proceeds from sale (Purchase of) shares in equity-accounted investees (Note 26)	2,000	(4,000)	—
Proceeds from sale of subsidiaries (Note 25)	—	—	140,960
Lease payments received from finance leases	1,786	1,251	—

Net cash from (used in) investing activities	(117,106)	43,750	190,042

(Purchase of) Proceeds from sale of treasury shares (Note 14)	(118,488)	(30,965)	(1,661)
Proceeds from new borrowings (Note 16)	893,827	1,099,701	983,882
Repayment of borrowings (Note 16)	(994,989)	(1,318,398)	(1,115,894)
Repayment of commercial paper (Note 16)	(359,295)	—	—
(Repayment of) Proceeds from sale and leaseback (Note 16)	(22,853)	124,425	—
Repayment of lease liabilities (Note 16)	(37,779)	(30,214)	—
Transaction costs related to issue of loans and borrowings (Note 16)	(8,083)	(9,721)	(3,849)
Dividends paid (Note 14)	(352,041)	(26,015)	(22,643)

Net cash from (used in) financing activities	(999,701)	(191,187)	(160,165)

Consolidated Statement of Cash Flows
(in thousands of USD)

Net increase (decrease) in cash and cash equivalents	(147,022)	124,554	30,718

Net cash and cash equivalents at the beginning of the period (Note 13)	296,954	173,133	143,648
Effect of changes in exchange rates	11,546	(733)	(1,233)

Net cash and cash equivalents at the end of the period (Note 13)	161,478	296,954	173,133
* The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. Due to the increased significance of inventory (see accounting policies), the Group has re-presented the comparative information related to bunker inventory to align with the current year presentation.

The accompanying notes on page F-13 to F-112 are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Notes to the consolidated financial statements for the year ended December 31, 2020

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

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

Euronav NV is a fully-integrated provider of international maritime shipping and offshore services engaged in the transportation and storage of crude oil. The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry; Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name “Euronav” in 1989 when it was initially formed as the international tanker subsidiary of CNN. Euronav NV merged in 2018 with Gener8 Maritime, Inc, which became a wholly-owned subsidiary of Euronav NV. Through the merger Euronav NV has an operating fleet of more than 70 tankers and is a leading independent large crude tanker operator.

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
2.    Basis of accounting
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union as of December 31, 2020.
Changes in significant accounting policies are described in policy 6. All accounting policies have been consistently applied for all periods presented in the consolidated financial statements unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Supervisory Board on April 15, 2021.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
3.    Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
•Derivative financial instruments are measured at fair value
•Non-current assets held for sale are recognized at fair value less cost of disposal if it is lower than their carrying amount
4.    Functional and presentation currency
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
A.    Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:
•Note 8 – Impairment;
•Note 25 - Business Combination and
•Note 20 - Lease term: whether the Group is reasonably certain to exercise renewal, termination, purchase options.
B.    Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts in the next financial years is included in the following notes:
•Note 8 – Impairment test: key assumptions underlying the recoverable amount;
•Note 9 - Measurement of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and
•     Note 20 - Leases: key assumptions underlying the lease liability and right-of-use asset, e.g. lease term, lease payments and estimate on residual value guarantee.

The significant assumptions and accounting estimates, to support the reported amounts of assets and liabilities, income and expenses, were regularly reviewed, and if needed updated, during 2020. The main judgements, estimates and assumptions, which might be impacted by COVID-19, are:

•Note 8 – Impairment test: The carrying amount of the vessels is reviewed to determine whether an indication of impairment exists. No impairment is required as the recoverable amount of each CGU continues to be in excess of the carrying amounts.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
•Bunkers on the Oceania and the vessels are valued at lower of cost or net realizable value. Weighted average of the fuel stock on board of the Oceania and the vessels was lower than the market price at year-end.

•Allowance for expected credit losses: In accordance with IFRS 9, the group recognizes expected credit losses on trade receivables following the simplified approach. Lifetime expected losses are recognized for the trade receivables, excluding recoverable VAT amounts. However, based on customer’s payment behaviour, no significant additional allowances for expected credit losses were to be recognized as per December 31, 2020.

As the COVID-19 pandemic further evolves, potential changes in these views might occur in 2021.

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
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
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
Further information about the assumptions made in measuring fair values is included in the following notes:
•Note 3 - Assets and liabilities held for sale and discontinued operations;
•Note 19 - Financial instruments and
•Note 23 - Share-based payment arrangements
6.    Changes in accounting policies
Except for the changes below, the accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2020 are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2019. A number of new standards are effective from January 1, 2020 but they do not have a material effect on the Group's financial statements.
•Definition of a Business (Amendments to IFRS3), see accountancy policy 7.1.

•Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7). The Group applies hedge accounting to certain Interest rate swaps that are used to hedge the risk related to the fluctuation of the LIBOR (see

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
Note 14). The Group applied the interest rate benchmark reform phase 1 amendments retrospectively to the hedging relationships that existed at 1 January 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. These amendments also apply to the gain or loss accumulated in the cash flow hedging reserve that existed at 1 January 2020. For the related accounting policy, refer to 9.3.

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

7.    Basis of Consolidation
7.1.    Business Combinations
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
For acquisitions the Group measures goodwill at the acquisition date as:
•the fair value of the consideration transferred; plus
•the recognized amount of any non-controlling interests in the acquiree; plus if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less
•the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.
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
7.4.    Loss of control

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
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

8.    Foreign currency

8.1.    Foreign currency transactions

Transactions in foreign currencies are translated to USD at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to USD at the foreign exchange rate applicable at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign exchange differences arising on translation are generally recognized in profit or loss. However, foreign currency differences arising from the translation of the following items are recognized in OCI:
•a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and
•qualifying cash flow hedges to the extent that the hedges are effective.
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
9.    Financial Instruments

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
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

The financial liability related to the three VLCCs under the sale and leaseback agreement entered into on December 30, 2019 (see Note 16) is measured at amortized cost using the effective interest method. It is remeasured when there is a

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the fair value of the assets transferred at the end of the lease term or if the Group changes its assessment of whether it will exercise the purchase option.

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

Hedges directly affected by interest rate benchmark reform
For the purpose of evaluation whether there is an economic relationship between the hedged item(s) and the hedging instrument(s), the Group assumes that the benchmark interest rate is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Group assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

The Group will cease to apply the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued. For its highly probable assessment of the hedged item, the Group will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

See Note 19 for related disclosures.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
10.    Goodwill and intangible assets
10.1.    Goodwill
Goodwill that arises on the acquisition of subsidiaries is presented as an intangible asset. For the measurement of goodwill at initial recognition, refer to accounting policy 7.1.
After initial recognition goodwill is measured at cost less accumulated impairment losses, refer to accounting policy 12. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity accounted investee as a whole.
10.2.    Intangible assets
Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and impairment losses, refer to accounting policy 12.
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
•Software:          3 - 5 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
11.    Vessels, property, plant and equipment
11.1.    Owned assets
Vessels and items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses, refer to accounting policy 12.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
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

The estimated useful lives of significant items of property, plant and equipment are as follows:

•	tankers	20 years
•	FSO/FpSO/FPSO	30 years
•	plant and equipment	5 - 20 years
•	fixtures and fittings	5 - 10 years
•	other tangible assets	3 - 20 years
•	dry-docking	2.5 - 5 years
The useful life of the FSOs have been reassessed from 25 years to 30 years due to the extension for ten years of the timecharter contract in direct continuation of their current contractual service, or until July 21, 2032 and September 21, 2032 respectively. The end of the useful economic life of the FSO vessels was set equal to the contract end date or approximately 30 years since build date. The net book value and depreciations were reassessed and applied prospectively as from the moment the extension was signed. The impact in the consolidated statement of profit or loss statement was immaterial.
Vessels are estimated to have a zero residual value except for the three VLCCs under the sale and leaseback agreement entered into on December 30, 2019 (see Note 16). In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets. The three vessels are subsequently depreciated over their useful lives (i.e. from the commencement date to the end of the lease term) as it is not reasonably certain that the Group will exercise the purchase option. Depreciation is calculated on the net carrying value of the three vessels as of December 30, 2019 less their estimate residual values using the straight-line method. The residual value, estimated at USD 21 million, is the amount that the Group could receive from disposal of the vessels at the reporting date if the vessels were already of the age and in the condition that they will be in at the end of the lease term.
Depreciation methods, useful lives at the end of the lease term and residual values are reviewed at each reporting date and adjusted if appropriate.
11.6.    Dry-docking – component approach
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
expensed as incurred including routine maintenance performed whilst the vessel is in dry-dock. Components installed during dry-dock with a useful life of more than 1 year are depreciated over their estimated useful-life.

12.    Impairment
12.1.    Non-derivative financial assets
Financial instruments and contract assets
The impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI.

The financial assets at amortized cost consist of trade and other receivables, cash and cash equivalents and non-current receivables.

Under IFRS 9, loss allowances are measured on either of the following bases:
•12-month 'expected credit loss' (ECL): these are ECLs that result from possible default events within the 12 months after the reporting date; and
•lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured in accordance with 12-months ECLs model:
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

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P. Derivatives are entered into with banks and financial institution counterparties, which are rated A to AA+, based on rating agency S&P.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)

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

Tankers

The Group analyzes the following internal and external indicators to assess whether tankers might be impaired:
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
•    significant adverse effects in the technological, market, economic, legal and regulatory environment, including but not limited to, vessel and crude oil supply and demand trends;
•    increases in market interest rates.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
Euronav defines its cash generating unit as a single vessel, unless such vessel is operated in a profit-sharing pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit.

When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Group performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. For assessing value in use, assumptions are made regarding forecast charter rates, using the weighted average of past and ongoing shipping cycles including management judgment for the ongoing cycle and for the weighting factors applied, the weighted average cost of capital ('WACC'), the useful life of the vessels (20 years for tankers) and a residual value. After careful consideration of the trends in the shipping industry, the Group elected to retain residual values for its vessels equal to zero.

Although management believes that its process to determine the assumptions used to evaluate the carrying amount of the assets, when required, are reasonable and appropriate, such assumptions are subject to judgment. Management is assessing continuously the resilience of its projections to the business cycles that can be observed in the tankers market, and concluded that a business cycle approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgment, analyst reports and past experience. Long term charter rates are used in the calculation in case available.

FSOs

In the context of the valuation of the Group's investments in the respective joint ventures, the Group also reviews internal and external indicators, similar to the ones used for tankers, to assess whether the FSOs might be impaired. When events and changes in circumstances indicate that the carrying amount of the assets might not be recovered, the Group performs an impairment test on the FSO vessels owned by TI Asia Ltd and TI Africa Ltd, based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, assumptions are made regarding forecast charter rates, weighted average cost of capital ('WACC'), the useful life of the FSOs (30 years) and a residual value. After careful consideration of the trends in the shipping industry, the Group elected to retain residual values for its vessels equal to zero.

The value in use calculation for FSOs, when required, is based on the remaining useful life of the vessels as of the reporting date, and forecast charter rates are determined using the fixed daily contract rates. The FSO Asia and the FSO Africa are on a five years timecharter contract to North Oil Company, the operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & gas Limited and Total E&P Golfe Limited, until July 22, 2022 and September 22, 2022, respectively. In November 2020, the two joint ventures (TI Asia Ltd and TI Africa Ltd.) signed an extension for ten years in direct continuation of their current contractual service, or until July 21, 2032 and September 21, 2032 respectively. Following this extension of the contract with North Oil Company until 2032, the end of the useful economic life was set equal to the contract end date or approximately 30 years since build date.

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

14.    Bunker inventory

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
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

The inventory is accounted for at the lower of cost and net realizable value with cost being determined on a weighted average basis. No write down is needed as long as the freight market remains robust offsetting potential higher weighted average consumption costs of the bunker oil consumed from that inventory.

Bunker expenses are recognized in profit or loss upon consumption.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
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
19.    Leases
The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information for 2018 has not been restated and continues to be reported under IAS 17 and IFRIC 4.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
Policy applicable before 1 January 2019
For contracts entered into before 1 January 2019, the Group determined whether the arrangement was or contained a lease.
1.    As a lessee
Leases in terms of which the Group assumes substantially all of the risks and rewards of ownership were classified as finance leases. Vessels, property, plant and equipment acquired by way of finance lease was stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy 12). Lease payments were accounted for as described in accounting policy 19.A.1. Other leases are operating leases and were not recognized in the Group’s statement of financial position.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
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

24.    New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December, 2020, and have not been applied in preparing these consolidated financial statements. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 1 Presentation of Financial statements: Classification of Liabilities as Current or Non-current, issued on 23 January 2020, clarify a criterion in IAS 1 for classifying a liability as non-current: the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.
The amendments:
–specify that an entity’s right to defer settlement must exist at the end of the reporting period;
–clarify that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–clarify how lending conditions affect classification; and
–clarify requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

On July 15, 2020, the IASB issued Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) deferring the effective date of the January 2020 amendments to IAS 1 by one year to annual reporting periods beginning on or after January 1, 2023. The amendments have not yet been endorsed by the EU.

Amendments to IFRS 3 Business Combinations; IAS 16 Property, plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual improvements, issued on 14 May 2020, include several narrow-scope amendments which are changes that clarify the wording or correct minor consequences, oversights or conflicts between requirements in the Standards:

–Amendments to IFRS 3 Business Combinations update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.
–Amendments to IAS 16 Property, Plant and Equipment prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
or loss. The amendments also clarify that testing whether an item of PPE is functioning properly means assessing its technical and physical performance rather than assessing its financial performance.
–Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets specify which costs a company includes when assessing whether a contract will be loss-making. The amendments clarify that the ‘costs of fulfilling a contract’ comprise both: the incremental costs; and an allocation of other direct costs.
–Annual Improvements to IFRS Standards 2018–2020 make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases

The amendments are effective for annual periods beginning on or after 1 January 2022. These amendments have not yet been endorsed by the EU.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020) address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues).

In Phase 2 of its project, the Board amended requirements in IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases relating to:
–changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities;
–hedge accounting; and
–disclosures.

The Phase 2 amendments apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships. The amendments apply retrospectively from 1 January 2021 with earlier application permitted. Hedging relationships previously discontinued solely because of changes resulting from the reform will be reinstated if certain conditions are met. These amendments have not yet been endorsed by the EU.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

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
The Group has one client in the Tankers segment that represented 6% of the Tankers segment total revenue in 2020 (2019: one client which represented 7% and in 2018 one client which represented 7%). All the other clients represent less than 6% of total revenues of the Tankers segment.
The Group has one client in the FSO segment.
The Group's internal organizational and management structure does not distinguish any geographical segments.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)
Consolidated statement of financial position

(in thousands of USD)	December 31, 2020				December 31, 2019
ASSETS	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers *	FSO *	Less: Equity-accounted investees *	Total
Vessels	2,875,348	115,248	(125,288)	2,865,308	3,198,993	131,958	(153,689)	3,177,262
Assets under construction	207,069	—	—	207,069	—	—	—	—
Right-of-use assets	52,955	—	—	52,955	58,908	—	—	58,908
Other tangible assets	1,759	—	—	1,759	2,265	—	—	2,265
Intangible assets	161	—	—	161	39	—	—	39
Receivables	46,419	—	8,635	55,054	52,502	—	18,581	71,083
Investments in equity accounted investees	2,822	—	48,881	51,703	2,355	—	47,967	50,322
Deferred tax assets	1,357	—	—	1,357	2,715	1,116	(1,116)	2,715

Total non-current assets	3,187,890	115,248	(67,772)	3,235,366	3,317,777	133,074	(88,257)	3,362,594

Total current assets	453,009	10,182	(11,318)	451,873	805,613	10,405	(13,769)	802,249

TOTAL ASSETS	3,640,899	125,430	(79,090)	3,687,239	4,123,390	143,479	(102,026)	4,164,843

EQUITY and LIABILITIES

Total equity	2,264,271	47,515	—	2,311,786	2,268,490	43,365	—	2,311,855

Bank and other loans	836,318	36,237	(36,237)	836,318	1,173,944	67,962	(67,962)	1,173,944
Other notes	198,279	—	—	198,279	198,571	—	—	198,571
Other borrowings	100,056	—	—	100,056	107,978	—	—	107,978
Lease liabilities	21,172	—	—	21,172	43,161	—	—	43,161
Other payables	6,893	242	(242)	6,893	3,809	539	(539)	3,809
Deferred tax liabilities	—	11,525	(11,525)	—	—	4,769	(4,769)	—
Employee benefits	7,987	—	—	7,987	8,094	—	—	8,094
Provisions	1,154	—	—	1,154	1,381	—	—	1,381

Total non-current liabilities	1,171,859	48,004	(48,004)	1,171,859	1,536,938	73,270	(73,270)	1,536,938

Total current liabilities	204,769	29,911	(31,086)	203,594	317,962	26,844	(28,756)	316,050

TOTAL EQUITY and LIABILITIES	3,640,899	125,430	(79,090)	3,687,239	4,123,390	143,479	(102,026)	4,164,843

Consolidated statement of profit or loss

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)

(in thousands of USD)	2020				2019				2018
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers *	FSO *	Less: Equity-accounted investees *	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Shipping income
Revenue	1,241,252	49,949	(60,451)	1,230,750	933,823	49,461	(50,907)	932,377	600,024	49,155	(49,155)	600,024
Gains on disposal of vessels/other tangible assets	23,107	—	(379)	22,728	14,879	—	—	14,879	19,138	—	—	19,138
Other operating income	9,907	2,577	(2,372)	10,112	10,075	3,351	(3,332)	10,094	4,775	72	(72)	4,775
Total shipping income	1,274,266	52,526	(63,202)	1,263,590	958,777	52,812	(54,239)	957,350	623,937	49,227	(49,227)	623,937

Operating expenses
Voyage expenses and commissions	(129,833)	—	4,403	(125,430)	(145,047)	2	364	(144,681)	(141,416)	(1)	1	(141,416)
Vessel operating expenses	(213,489)	(12,014)	14,869	(210,634)	(212,010)	(12,657)	12,872	(211,795)	(185,792)	(9,637)	9,637	(185,792)
Charter hire expenses	(5,410)	—	(2,544)	(7,954)	(604)	—	—	(604)	(31,114)	—	—	(31,114)
Losses on disposal of vessels/other tangible assets	(1)	—	—	(1)	(75)	—	—	(75)	(273)	—	—	(273)
Impairment on non-current assets held for sale	—	—	—	—	—	—	—	—	(2,995)	—	—	(2,995)
Depreciation tangible assets	(323,216)	(16,710)	20,274	(319,652)	(338,036)	(18,071)	18,461	(337,646)	(270,582)	(18,071)	18,071	(270,582)
Depreciation intangible assets	(99)	—	—	(99)	(56)	—	—	(56)	(111)	—	—	(111)
General and administrative expenses	(65,606)	(560)	668	(65,498)	(66,958)	(283)	351	(66,890)	(66,235)	(425)	428	(66,232)
Total operating expenses	(737,654)	(29,284)	37,670	(729,268)	(762,786)	(31,009)	32,048	(761,747)	(698,518)	(28,134)	28,137	(698,515)

RESULT FROM OPERATING ACTIVITIES	536,612	23,242	(25,532)	534,322	195,991	21,803	(22,191)	195,603	(74,581)	21,093	(21,090)	(74,578)

Finance income	20,045	21	1,430	21,496	20,399	147	26	20,572	15,023	160	(160)	15,023
Finance expenses	(91,645)	(3,295)	3,387	(91,553)	(119,809)	(4,558)	4,564	(119,803)	(89,412)	(3,795)	3,795	(89,412)
Net finance expenses	(71,600)	(3,274)	4,817	(70,057)	(99,410)	(4,411)	4,590	(99,231)	(74,389)	(3,635)	3,635	(74,389)

Gain on bargain purchase	—	—	—	—	—	—	—	—	23,059	—	—	23,059
Share of profit (loss) of equity accounted investees (net of income tax)	467	—	10,450	10,917	440	—	16,020	16,460	220	—	15,856	16,076

Profit (loss) before income tax	465,479	19,968	(10,265)	475,182	97,021	17,392	(1,581)	112,832	(125,691)	17,458	(1,599)	(109,832)

Income tax expense	(1,944)	(10,265)	10,265	(1,944)	(602)	(1,581)	1,581	(602)	(238)	(1,599)	1,599	(238)

Profit (loss) for the period	463,535	9,703	—	473,238	96,419	15,811	—	112,230	(125,929)	15,859	—	(110,070)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 1 - Significant accounting policies (Continued)

Attributable to:
Owners of the company	463,535	9,703	—	473,238	96,419	15,811	—	112,230	(125,929)	15,859	—	(110,070)
Summarized consolidated statement of cash flows

(in thousands of USD)	2020				2019				2018
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers *	FSO *	Less: Equity-accounted investees *	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Net cash from (used in) operating activities	958,798	36,328	(25,341)	969,785	259,109	41,278	(28,396)	271,991	843	40,672	(40,674)	841
Net cash from (used in) investing activities	(110,314)	—	(6,792)	(117,106)	44,211	—	(461)	43,750	190,042	—	—	190,042
Net cash from (used in) financing activities	(995,151)	(36,503)	31,953	(999,701)	(178,587)	(41,491)	28,891	(191,187)	(160,165)	(42,164)	42,164	(160,165)

Capital expenditure	(226,663)	—	1,252.5	(225,410)	(30,173)	—	22,120	(8,053)	(238,065)	—	—	(238,065)
* The Group initially applied IFRS 16 at 1 January 2019, which requires the recognition of right-of-use assets and lease liabilities for lease contracts that were previously classified as operating leases. As a result, the Group recognized $87.6 million of right-of-use assets and $105.3 million of liabilities from those lease contracts. The assets and liabilities are included in the Tankers and FSO segments as at 31 December 2020 and 31 December 2019. The Group has applied IFRS 16 using the modified retrospective approach, under which comparative information is not restated (see Note 1.19).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 3 - Assets and liabilities held for sale and discontinued operations
Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	December 31, 2020	December 31, 2019	December 31, 2018
Vessels	—	12,705	42,000
Of which in Tankers segment	—	12,705	42,000
Of which in FSO segment	—	—	—

(in thousands of USD)	(Estimated) Net sale price	Book Value	Asset Held For Sale	Impairment Loss	(Expected) Gain
At January 1, 2019	—	—	42,000	—	—

Assets transferred to assets held for sale
Finesse	21,003	12,705	12,705	—	8,298

Assets sold from assets held for sale
Felicity	42,000	42,000	(42,000)	—	—

At December 31, 2019	—	—	12,705	—	8,298

At January 1, 2020	—	—	12,705	—	—

Assets sold from assets held for sale
Finesse	21,003	12,705	(12,705)	—	8,298

At December 31, 2020	—	—	—	—	8,298

On January 23, 2020, the Company sold the Suezmax Finesse (2003 - 149,994 dwt), for $21.8 million. The fair value less cost of disposal amounted to 21.0 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2019, and had a carrying value of $12.7 million as of that date. The vessel was delivered to its new owner on February 21, 2020. Taking into account the sales commission, the net gain on this vessel amounts to $8.3 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2020 (see Note 8).
As of December 31, 2020, the Group had no assets held for sale.
Discontinued operations
As of December 31, 2020 and December 31, 2019, the Group had no operations that meet the criteria of a discontinued operation.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 4 – Revenue and other operating income

(in thousands of USD)	2020				2019
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Pool Revenue	715,812	—	594	716,406	524,840	—	7	524,847
Spot Voyages	410,256	—	(9,799)	400,457	318,674	—	(1,453)	317,221
Revenue from contracts with customers	1,126,068	—	(9,205)	1,116,863	843,514	—	(1,446)	842,068

Time Charters	115,184	49,949	(51,246)	113,887	90,309	49,461	(49,461)	90,309
Lease income	115,184	49,949	(51,246)	113,887	90,309	49,461	(49,461)	90,309

Total revenue	1,241,252	49,949	(60,451)	1,230,750	933,823	49,461	(50,907)	932,377

Other operating income	—	—	—	10,112	—	—	—	10,094

For the accounting treatment of revenue, we refer to the accounting policies (see Note 1.17) - Revenue.

The increase in revenue is mostly related to the increase in pool and spot voyage revenue which is due to improved rates compared to 2019. The increase in revenue from time charters is also due to favorable market conditions and a slightly higher number of vessels on time charter.

The increase in time charter rates compared to 2019 is related to the fact that as from the end of the first quarter of 2020, the tanker market benefited from the development of three key factors. Firstly, unilateral actions were taken by Saudi Arabia in simultaneously cutting their oil prices but also raising their crude oil exports. This prompted a large short-term increase in demand for tanker tonnage, primarily in the VLCC sector. Secondly, the restrictions taken by governments to curtail the COVID-19 virus globally curbed economic activity and consequently crude oil consumption. This led to a steep and rapid disconnect between crude oil demand and supply alongside a wide contango. Thirdly, this pricing structure itself further incentivised the storage of crude oil for financial gain during April/May 2020, thus increasing short-term the demand for tonnage to store this excess oil.

The disruption to tanker markets from these factors combined to take between 7-9% of the global trading fleet for storage purposes (300 million barrels). These features combined to create a highly favourable tanker freight market from February until August reflected in strong revenues for the Company. The OPEC plus nations agreed to a 9.7M bpd cut to production of global crude (out of 100M bpd daily output) applicable from May 2020. However, the impact of these cuts was not felt in tanker markets until the third quarter 2020 given the positive disruption from storage on fleet supply. The returning vessels from storage from August 2020 onwards combined with fewer available cargoes from the production cuts has led to a challenging freight market from August 2020 onwards.

Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions

(in thousands of USD)	2020	2019	2018
Commissions paid	(12,748)	(10,130)	(8,193)
Bunkers	(98,761)	(101,947)	(103,920)
Other voyage related expenses	(13,921)	(32,604)	(29,303)
Total voyage expenses and commissions	(125,430)	(144,681)	(141,416)

The voyage expenses and commissions decreased in 2020 compared to 2019 mainly due to a decrease in other voyage related expenses. For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports. The decrease in other voyage related expenses in 2020 compared to 2019 is due to changed trading patterns.

Bunker expenses decreased compared to last year due to a change in the composition of the fleet for vessels operated on the spot.

Vessel operating expenses

(in thousands of USD)	2020	2019	2018
Operating expenses	(196,677)	(196,739)	(172,589)
Insurance	(13,957)	(15,056)	(13,203)
Total vessel operating expenses	(210,634)	(211,795)	(185,792)

The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. In 2020 these expenses were in line with 2019.

Charter hire expenses

(in thousands of USD)	2020	2019	2018
Charter hire	(7,954)	(604)	6
Bare boat hire	—	—	(31,120)
Total charter hire expenses	(7,954)	(604)	(31,114)

The charter-hire expenses in 2020 are entirely attributable to internal short term time charter agreement with our joint venture Bari Shipholding Ltd. and the hire expenses for the barge (Dragon Satu) in relation to the bunker fuel strategy. The Group elected to apply the short-term lease exemption and accordingly, the lease payments were recognized as an expense and right-of-use assets and lease liabilities were not recognized.
Due to the adoption of IFRS 16 on January 1, 2019, whereby the costs related to the bareboat agreements are now recognized in depreciation and amortization expenses for the depreciation of the right-of-use asset over the remaining lease term and finance expense, the bareboat charter-hire expenses remain zero

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

General and administrative expenses

(in thousands of USD)	2020	2019	2018
Wages and salaries	(19,806)	(25,050)	(16,247)
Social security costs	(3,269)	(3,430)	(3,746)
Provision for employee benefits (Note 17)	(545)	(134)	(111)
Cash-settled share-based payments (Note 23)	1,338	(2,455)	(505)
Equity-settled share-based payments (Note 23)	(140)	—	(37)
Other employee benefits	(4,450)	(3,713)	(7,607)
Employee benefits	(26,872)	(34,782)	(28,253)
Administrative expenses	(35,565)	(31,226)	(33,485)
Tonnage Tax	(3,459)	(1,313)	(4,436)
Claims	10	(17)	(100)
Provisions	388	448	42
Total general and administrative expenses	(65,498)	(66,890)	(66,232)

Average number of full time equivalents (shore staff)	185.66	184.90	161.77
The general and administrative expenses which include amongst others: shore staff wages, director fees, office rental, consulting and audit fees and tonnage tax, decreased in 2020 compared to 2019. This decrease was mainly related to the merger with Gener8 Maritime Inc. and the settlement following the stepping down of the CEO Paddy Rodgers, which had an impact on wages and salaries in 2019.

This decrease was offset by an increase in administrative expenses. The increase in administrative expense is mainly related to an increase in TI admin fees due to a better freight market in 2020 and higher IT expenses.

Furthermore the legal and other fees decreased in 2020, as well as travel and meal expenses due to COVID-19 restrictions.

Tonnage tax increased in 2020 compared to 2019 due to the reversal of the voluntary tonnage tax provision in 2019, which was waived as a result of a change in the tonnage tax regime. The voluntary tonnage tax is no longer applicable to the Group as from 2019.

The provision for employee benefits decreased in 2020 compared to 2019. This decrease resulted from the vesting of the first tranche of the TBIP 2019 and one-third of the LTIP 2016, LTIP 2017 and LTIP 2018 (see Note 14 and 17).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 6 - Net finance expense
Recognized in profit or loss

(in thousands of USD)	2020	2019	2018
Interest income	6,487	6,529	4,106
Foreign exchange gains	15,009	14,043	10,917
Finance income	21,496	20,572	15,023

Interest expense on financial liabilities measured at amortized cost	(62,350)	(84,378)	(67,956)
Interest leasing	(3,287)	(4,811)	—
Fair value adjustment on interest rate swaps	(108)	(8,533)	(2,790)
Other financial charges	(9,936)	(7,474)	(6,802)
Foreign exchange losses	(15,872)	(14,607)	(11,864)
Finance expense	(91,553)	(119,803)	(89,412)

Net finance expense recognized in profit or loss	(70,057)	(99,231)	(74,389)
Interest expense on financial liabilities measured at amortized cost decreased during the year ended December 31, 2020, compared to 2019. This decrease was attributable to a decrease in the average outstanding debt combined with decreased interest rates and was partially offset by an increase in the interest expenses on the sale and leaseback agreement for three VLCCs entered into on December 30, 2019 (see Note 16).

Interest leasing is the interest on lease liabilities.

Fair value adjustment on interest rate swaps relate primarily to the amortization over the remaining duration of the interest rate swaps which were acquired in the Gener8 Maritime Inc. merger. Three IRSs related to the Gener8 Maritime Inc. merger were settled in the third quarter of 2019 and the two remaining had a duration matching the repayment profile of the underlying facility and matured in September 2020 (see Note 14).

The above finance income and expenses include the following in respect of assets (liabilities) not recognized at fair value through profit or loss:

	2020	2019	2018
Total interest income on financial assets	6,487	6,529	4,106
Total interest expense on financial liabilities	(62,350)	(84,378)	(67,956)
Total interest leasing	(3,287)	(4,811)	—
Total other financial charges	(9,936)	(7,474)	(6,802)

Recognized directly in equity

(in thousands of USD)	2020	2019	2018
Foreign currency translation differences for foreign operations	636	(112)	(157)
Cash flow hedges - effective portion of changes in fair value	(2,873)	(1,885)	(2,698)
Net finance expense recognized directly in equity	(2,237)	(1,997)	(2,855)
Attributable to:
Owners of the Company	(2,237)	(1,997)	(2,855)
Net finance expense recognized directly in equity	(2,237)	(1,997)	(2,855)
Recognized in:
Translation reserve	636	(112)	(157)
Hedging reserve	(2,873)	(1,885)	(2,698)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2020	2019	2018
Current tax
Current period	(575)	(1,066)	(37)
Total current tax	(575)	(1,066)	(37)

Deferred tax
Recognition of unused tax losses/(use of tax losses)	(1,369)	474	(195)
Other	—	(10)	(6)
Total deferred tax	(1,369)	464	(201)

Total tax benefit/(expense)	(1,944)	(602)	(238)

Reconciliation of effective tax	2020		2019		2018
Profit (loss) before tax		475,182		112,832		(109,832)

Tax at domestic rate	(25.00)%	(118,796)	(29.58)%	(33,376)	(29.58)%	32,488
Effects on tax of :
Tax exempt profit / loss		241		317		(50)
Tax adjustments for previous years		—		34		9
Loss for which no DTA (*) has been recognized		(61)		(26)		(1,037)
Non-deductible expenses		(482)		(538)		(962)
Use of previously unrecognized tax losses and tax credits		267		4,066		—
Tonnage Tax regime		115,174		24,534		(33,602)
Effect of share of profit of equity-accounted investees		2,613		2,482		4,690
Effects of tax regimes in foreign jurisdictions		(900)		1,905		(1,774)
Total taxes	(0.41)%	(1,944)	(0.53)%	(602)	0.22%	(238)
In application of an IFRIC agenda decision on ‘IAS 12 Income taxes’, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses. The amount paid for tonnage tax in the year ended December 31, 2020 was $3.5 million (2019: $1.3 million) (see Note 5).

* Deferred Tax Asset

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Right-of-use assets	Other tangible assets	Total PPE
At January 1, 2018
Cost	3,595,692	63,668	—	3,545	3,662,905
Depreciation & impairment losses	(1,324,192)	—	—	(1,882)	(1,326,074)
Net carrying amount	2,271,500	63,668	—	1,663	2,336,831

Acquisitions	45,750	191,726	—	588	238,064
Acquisitions through business combinations (Note 25)	1,704,250	—		345	1,704,595
Disposals and cancellations	(7,814)	—	—	(75)	(7,889)
Disposals and cancellations through business combinations (Note 25)	(434,000)	—	—	—	(434,000)
Depreciation charges	(270,018)	—	—	(564)	(270,582)
Transfer to assets held for sale (Note 3)	(44,995)	—		—	(44,995)
Transfers	255,394	(255,394)	—	—	—
Translation differences	—	—	—	(14)	(14)
Balance at December 31, 2018	3,520,067	—	—	1,943	3,522,010

At January 1, 2019
Cost	4,927,324	—	—	4,274	4,931,598
Depreciation & impairment losses	(1,407,257)	—		(2,331)	(1,409,588)
Net carrying amount	3,520,067	—	—	1,943	3,522,010

Acquisitions	7,024	—	549	1,012	8,585
Adoption IFRS 16	—	—	87,598	—	87,598
Disposals and cancellations	(29,386)	—	—	(52)	(29,438)
Depreciation charges	(307,738)	—	(29,265)	(643)	(337,646)
Transfer to assets held for sale	(12,705)	—	—	—	(12,705)
Translation differences	—	—	26	5	31
Balance at December 31, 2019	3,177,262	—	58,908	2,265	3,238,435

At January 1, 2020
Cost	4,815,910	—	88,182	5,042	4,909,134
Depreciation & impairment losses	(1,638,648)	—	(29,274)	(2,777)	(1,670,699)
Net carrying amount	3,177,262	—	58,908	2,265	3,238,435

Acquisitions	17,835	207,069	25,701	285	250,890
Disposals and cancellations	(42,641)	—	—	(2)	(42,643)
Depreciation charges	(287,148)	—	(31,702)	(802)	(319,652)
Translation differences	—	—	48	13	61
Balance at December 31, 2020	2,865,308	207,069	52,955	1,759	3,127,091

At December 31, 2020
Cost	4,608,326	207,069	113,859	5,189	4,934,443
Depreciation & impairment losses	(1,743,018)	—	(60,904)	(3,430)	(1,807,352)
Net carrying amount	2,865,308	207,069	52,955	1,759	3,127,091
In 2020, the Hakata, Hakone, Filikon, Sofia, Statia, Dominica and Dia have been dry-docked. The cost of planned repairs is capitalized and included under the heading Acquisitions.

The adoption of IFRS 16 as of January 1, 2019 (see Note 1.19), resulted in the recognition of right-of-use assets of $87.6 million on the balance sheet which are included under the heading Adoption IFRS 16.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 8 - Property, plant and equipment (Continued)
On October 27, 2020 and November 6, 2020, the Company entered into a time charter agreement for two Suezmaxes, Marlin Sardinia and Marlin Somerset (see Note 20). In accordance with IFRS, the Group recognized a right-of-use asset of $24.9 million.

The group had four vessels under construction at December 31, 2020 for an aggregate amount of $207.1 million (2019: no vessels under construction). The amounts presented within "vessels under construction" relate to four Eco-type VLCCs.

Disposal of assets – Gains/losses

(in thousands of USD)	Sale price	Book Value	Gain	Loss
Cap Jean - Sale	10,175	—	10,175	—
Cap Romuald - Sale	10,282	1,319	8,963	—
Gener8 Companion - Sale	6,305	6,495	—	(190)
Other	—	—	—	(83)
At December 31, 2018	26,762	7,814	19,138	(273)

	Sale price	Book Value	Gain	Loss
Felicity - Sale	42,000	42,000	—	—
Compatriot - Sale	6,615	6,173	442	—
VK Eddie - Sale	37,620	23,212	14,408	—
Other	29	—	29	(75)
At December 31, 2019	86,264	71,385	14,879	(75)

	Sale price	Book Value	Gain	Loss
Finesse - Sale	21,003	12,705	8,298	—
Cap Diamant - Sale	20,072	7,242	12,830	—
TI Hellas - Sale	37,000	35,400	1,600	—
At December 31, 2020	78,075	55,347	22,728	—
On January 23, 2020 the Company sold the Suezmax Finesse (2003 - 149,994 dwt), for $21.0 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2019 and had a carrying value of $12.7 million. The vessel was delivered to its new owner on February 21, 2020 and the capital gain of $8.3 million was recorded in the first quarter of 2020.

On March 20, 2020, Euronav sold the Suezmax Cap Diamant (2001 - 160,044 dwt) for a net sale price of $20.1 million. The Company recorded a capital gain of $12.8 million in the second quarter of 2020 upon delivery to its new owner on April 9, 2020.

On April 22, 2020, Euronav sold the VLCC TI Hellas (2005 - 319,254 dwt) for a net sale price of $37.0 million. A capital gain of $1.6 million was recorded in the second quarter of 2020 upon delivery to its new owner on June 5, 2020.

Impairment
In previous years Euronav carefully assessed through a detailed approach if the carrying amounts of the vessels would require an impairment. No impairment was booked so far. In 2019 the Group did not perform an impairment test because no indicators of impairment were present.
This year, and both for the CGUs under the tankers segment and the FSO segment (as defined in Note 2), the Group performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary. As of December 31, 2020, the significant drop in market rates and the very low share price of the Group were identified as two indicators which triggered the requirement to perform a more in-depth impairment analysis (2019: no such indicators were

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 8 - Property, plant and equipment (Continued)
present) for CGUs under the tankers segment. For the FSO segment, the Group concluded that the impairment indicator ‘market rates’ was not applicable following the conclusion of the profitable extension agreements until the end of the FSOs’ useful lives. Hence, the annual impairment tests were performed for the defined cash-generating units under the tankers segment. The recoverable amount of those cash-generating units has been determined based on a value-in-use calculation using cash flow projections generated. This exercise is complex and requires various estimates to be made, relating to, among other things, vessel values, future freight rates, earnings from the vessels, discount rates and economic life of vessels. These assumptions, and in particular for estimating future charter rates, are based on historical trends and current market conditions, as well as future expectations, the latter integrating the impact of weaker TCE because of COVID-19. The same methodology used in previous years was applied which takes into consideration the volatile character of the tanker business by considering a full shipping cycle defined from peak to the next peak level while applying a weighing to the past cycles. The Weighted Average Cost of Capital ('WACC') used to calculate the value in use was 5.45%.

The most significant factors that could impact management’s assumptions regarding future time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production or supply of or demand for oil, generally or in specific geographical regions, (iii) the levels of tanker newbuilding orders or the levels of tanker scrappings, (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as the IMO or by individual countries and vessels’ flag states.

The assessment did not indicate that the carrying amounts of the cash generating units, including right of use assets, may be higher than its recoverable amount. Whilst no impairment is required this year, we cannot assure this will be also the case in the future. Any impairment charge incurred could negatively affect our financial condition, operating results, the value of our shares and amount of dividend.

With an increase of the WACC of 200bps to 7.45%, the analysis would also indicate that the carrying amount of the vessels as of December 31, 2020 is not impaired. This weighting and forecasting on the ongoing cycle is based on management judgement, but none of the full cycles, with or without management forecasting of the ongoing cycle or the sole use of the ongoing cycle would lead to an impairment.

When using 10-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 0.7 million. When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 2.4 million and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that no impairment is required for the tanker fleet.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 8 - Property, plant and equipment (Continued)
Security
All tankers financed are subject to a mortgage to secure bank loans (see Note 16).
Capital commitment
As at December 31, 2020 the Group's total capital commitments amounts to $172.1 million (December 31, 2019 no capital commitments). These capital commitments relate to three out of the four VLCC newbuilding contracts entered into in 2020. The capital commitments can be detailed as follows:

(in thousands of USD)	Total	2021	2022
Commitments in respect of VLCCs	172,100	172,100	—
Commitments in respect of Suezmaxes	—	—	—
Commitments in respect of FSOs	—	—	—
Total	172,100	172,100	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 9 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	ASSETS	LIABILITIES	NET
Employee benefits	26	—	26
Unused tax losses & tax credits	29,011	—	29,011
Unremitted earnings	—	(26,322)	(26,322)
	29,037	(26,322)	2,715
Offset	(26,322)	26,322
Balance at December 31, 2019	2,715	—

Employee benefits	29	—	29
Unused tax losses & tax credits	27,650	—	27,650
Unremitted earnings	—	(26,322)	(26,322)
	27,679	(26,322)	1,357
Offset	(26,322)	26,322
Balance at December 31, 2020	1,357	—
Unrecognized deferred tax assets and liabilities
Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2020		December 31, 2019
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Deductible temporary differences	38	—	290	—
Taxable temporary differences	—	(12,162)	—	(12,162)
Tax losses & tax credits	64,923	—	59,772	—
	64,961	(12,162)	60,062	(12,162)
Offset	(12,162)	12,162	(12,162)	12,162
Total	52,799	—	47,900	—
The unrecognized deferred tax assets in respect of tax losses and tax credits relates to tax losses carried forward, investment deduction allowances and excess dividend received deduction. Tax losses and tax credits have no expiration date.

The increase in unrecognized deferred tax assets is mainly due to currency translations.

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

In December 2017, changes to the Belgian corporate income tax rate were enacted, lowering the rate to 29.58% as from 2018 and to 25% from 2020. These changes have been reflected in the calculation of the amounts of deferred tax assets and liabilities in respect of Belgian Group entities as at December 31, 2020 and December 31, 2019.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 9 - Deferred tax assets and liabilities (Continued)
Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2018	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2018
Provisions	1	(1)	—	—	—
Employee benefits	44	(5)	—	(2)	37
Unused tax losses & tax credits	2,442	(195)	—	(29)	2,218
Total	2,487	(201)	—	(31)	2,255

	Balance at Jan 1, 2019	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2019
Provisions	—	—	—	—	—
Employee benefits	37	(10)	—	(1)	26
Unused tax losses & tax credits	2,218	474	—	(3)	2,689
Total	2,255	464	—	(4)	2,715

	Balance at Jan 1, 2020	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2020
Provisions	—	—	—	—	—
Employee benefits	26	—	—	3	29
Unused tax losses & tax credits	2,689	(1,369)	—	8	1,328
Total	2,715	(1,369)	—	11	1,357

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 10 - Non-current receivables

(in thousands of USD)	December 31, 2020	December 31, 2019
Shareholders loans to joint ventures	33,936	60,379
Derivatives	2	—
Other non-current receivables	14,434	2,094
Lease receivables	6,681	8,609
Investment	1	1
Total non-current receivables	55,054	71,083

Following the sale of the Suezmax Bastia in September 2020, the shareholders loan to Bastia Shipholding Ltd. was fully repaid. Please refer to Note 26 for more information on the shareholders loans to joint ventures.

The increase in other non-current receivables is related to the issuance of a bank guarantee for the amount of $12.3 million through a cash deposit in the context of the enforcement proceedings lodged by Unicredit on January 15, 2021 (see Note 21).

The lease receivables relate to the subleases of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2020	December 31, 2019
Receivable:
Within two years	2,100	1,959
Between two and three years	2,305	2,076
Between three and four years	18,862	2,278
Between four and five years	2,764	38,754
More than five years	29,023	26,016
Total non-current receivables	55,054	71,083
Because the shareholders loans are perpetual non-amortizing loans, these non-current receivables are presented as maturing after 5 years with the exception of the shareholders loans to Bari Shipholding Ltd. which will mature in 2024.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 11 - Bunker inventory

The Group has set up a Bunker Fuel Management Group to manage the fuel oil exposure in the future relating to the IMO 2020 requirements. IMO 2020 requires the vessels to operate with low sulfur fuel (LSFO) which was expected to be higher priced due to anticipated or potential shortage in the production of LSFO in the first months of 2020 compared to demand. The activity involves the purchase and storage of compliant fuel oil inventory on board of a Euronav vessel, the ULCC Oceania, so that there would be a safety inventory available for the use on our own fleet.

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

In the course of 2020, the Company purchased an additional 179,927 metric ton (2019: 420,000 metric ton) of compliant fuel for an amount of $49.7 million (2019: $202.3 million) (all costs included). As of December 31, 2020 the carrying amount of the total bunker inventory amounted to $75.8 million (2019: $183.4 million) of which $57.7 million (2019: $164.0 million) was the carrying amount of the bunker inventory related to the purchase and storage of compliant fuel oil inventory on board of the Oceania.

The compliant fuel has already been partially transferred to our fleet and will continue to be transferred and used in the course of 2021. $22.7 million (2019: $0) has been recognized as bunker expense in the consolidated statement of profit or loss during 2020 which is included under voyage expenses and commissions (as discussed in Note 5). As of December 31, 2020 the carrying amount of the bunker inventory on board of our vessels amounted to $18.1 million (2019: $19.4 million). Bunkers delivered to vessels operating in the TI Pool, are sold to the TI Pool and bunkers on board of these pooled vessels are no longer shown as bunker inventory but as trade and other receivables.

In compliance with the accounting policy no write-down had to be considered at the course of 2020 as the net realizable value remained positive as the bunker fuel is being used in the end product because future TCE was estimated as high enough to recoup higher cost. As of December 31, 2020, the market price of compliant fuel oil exceeded our weighted average cost.

The inventory is pledged as security to the $100 million loan facility.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 12 - Trade and other receivables - current

(in thousands of USD)	December 31, 2020	December 31, 2019
Receivable from contracts with customers	70,658	105,925
Receivable from contracts with customers - TI Pool	99,236	149,800
Accrued income	8,149	20,815
Accrued interest	441	678
Deferred charges	21,239	19,134
Deferred fulfillment costs	714	2,556
Other receivables	12,046	8,220
Lease receivables	1,981	1,802
Derivatives	15	57
Total trade and other receivables	214,479	308,987

The decrease in receivables from contracts with customers mainly relates to a decrease in market freight rates at year-end.

The decrease in receivables from contracts with customers - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in 2020 mainly due to lower working capital per vessel in the Pool as a result of Tankers International drawing under their working capital credit lines and the decrease in market freight rates as from August 2020 onwards and for the remainder of 2020.

The decrease in accrued income is mainly related to lower market freight rates at year-end and the timing of the cut-off in the voyages in progress at year-end.

Fulfillment costs represent primarily bunker costs incurred between the date on which the contract of a spot voyage charter was concluded and the next load port. These expenses are deferred according to IFRS 15 Revenue from Contracts with Customers and are amortized on a systematic basis consistent with the pattern of transfer of service.

The increase in other receivables relate mainly to outstanding receivables of several commodity swaps or futures in connection with the low sulfur fuel oil strategy (see Note 14).

The lease receivables relate to the sublease of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc).

For currency and credit risk, we refer to Note 19.

Note 13 - Cash and cash equivalents

(in thousands of USD)	December 31, 2020	December 31, 2019
Bank deposits	—	215,000
Cash at bank and in hand	161,478	81,954
TOTAL	161,478	296,954
No bank deposits were held at December 31, 2020 due to very low interest rates. All cash is in different banks which all have a high credit rating.
The bank deposits as at December 31, 2019 had an average maturity of 8 days.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 14 - Equity
Number of shares issued

(in shares)	December 31, 2020	December 31, 2019	December 31, 2018
On issue at 1 January	220,024,713	220,024,713	159,208,949
Issued in business combination	—	—	60,815,764
On issue at 31 December - fully paid	220,024,713	220,024,713	220,024,713
Upon the completion of the merger transaction with Gener8 Maritime Inc. on June 12, 2018 60,815,764 new ordinary shares were issued at a stock price of $9.10 each (see Note 25) increasing the number of shares issued to 220,024,713 shares (see Note 15). This resulted in an increase of $66.1 million in share capital and $487.3 million share premium.
As at December 31, 2020, the share capital is represented by 220,024,713 shares. The shares have no nominal value.
As at December 31, 2020, the authorized share capital not issued amounts to $83,898,616 (2019: $83,898,616 and 2018: $83,898,616) or the equivalent of 77,189,888 shares (2019: 77,189,888 and 2018: 77,189,888 shares).
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve
The Group, through two of its JV companies in connection to the $220.0 million facility raised in March 2018 (Note 16), entered on June 29, 2018 in several Interest Rate Swaps (IRSs) for a combined notional value of $208.8 million (Euronav’s share amounts to 50%). These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration between one and two years matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively. The notional value of these instruments at December 31, 2020 amounted to $90.4 million. The fair value of these instruments at December 31, 2020 amounted to $(2.4) million (100%), of which $(5) thousand was reflected in OCI at the level of the JV companies in 2020 (Note 26).

The Group, through the acquisition of Gener8 Maritime Inc. on June 12, 2018, acquired several IRSs for a combined notional value of $668.0 million. These IRSs were used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. Three IRSs have been settled in 2019 (see Note 6) and the two matured in September 2020.

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Quebec and Cap Pembroke), entered on March 28, 2018 and April 20, 2018, in two IRSs for a combined notional value of $86.8 million. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying $173.6 million facility and mature on March 28, 2025. The notional value of these instruments at December 31, 2020 amounted to $70.1 million. The fair value of these instruments at December 31, 2020 amounted to $(6.0) million (see Note 18) and $(2.6) million has been recognized in OCI in 2020.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 14 - Equity (Continued)
The Group entered on December 7, 2018 into two forward cap contracts (CAPs) with a strike at 3.25% starting on October 1, 2020, to hedge against future increase of interest rates with a notional value of $200.0 million and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These CAPs have a maturity date at October 3, 2022. The notional value of these instruments at December 31, 2020 amounted to $200.0 million. The fair value of these instruments at December 31, 2020 amounted to $15 thousand (see Note 12) and $0.1 million has been recognized in OCI in 2020.

During 2019 and the beginning of 2020, the Group entered into several commodity swaps and futures in connection with its low sulfur fuel oil project for a combined notional value of $25.8 million and $133.6 million, respectively. These swaps are used to hedge a potential increase in the index underlying the price of low sulfur fuel between the purchase date and the delivery date of the product, i.e. when title to the low sulfur fuel is actually transferred. These instruments qualified as hedging instruments in a cash flow hedge relationship under IFRS9. These instruments were measured at their fair value; effective changes in fair value were recognized in OCI and the ineffective portion was recognized in profit or loss. All swaps were settled in 2020 upon delivery of the fuel.

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Corpus Christi and Cap Port Arthur), entered on October 26, 2020 in two IRSs for a combined notional value of $70.1 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying $173.6 million facility and mature on September 28, 2025. The notional value of these instruments at December 31, 2020 amounted to $70.1 million. The fair value of these instruments at December 31, 2020 amounted to $(0.3) million (see Note 18) and $(0.3) million has been recognized in OCI in 2020.

The Group entered in the second half of 2020 in six Interest Rate Swaps (IRSs) for a combined notional value of $237.2 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate in connection with the new $713.0 million sustainability linked loan and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs mature on March 11, 2025. The notional value of these instruments at December 31, 2020 amounted to $237.2 million. The fair value of these instruments at December 31, 2020 amounted to $(0.1) million (see Note 18) and $(0.1) million has been recognized in OCI in 2020.

Treasury shares
As of December 31, 2020 Euronav owned 18,346,732 of its own shares, compared to 4,946,216 of shares owned on December 31, 2019. In the twelve months period ended December 31, 2020, Euronav bought back 13,400,516 shares at an aggregate cost of $118.5 million.
Dividends
During its meeting of May 5, 2020, the Supervisory Board of Euronav approved an interim dividend for the first quarter of 2020 of $0.81 per share. The interim dividend of $0.81 per share was payable as from June 26, 2020. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.
On May 20, 2020, the Annual Shareholders' meeting approved a full year dividend for 2019 of $0.35 per share. Taking into account the interim dividend approved in August 2019 in the amount of $0.06 per share, the final dividend of 2019, which was paid after the AGM on June 9, 2020 was $0.29 per share. The dividend to holders of Euronav shares trading on Euronext Brussels was paid in EUR at the USD/EUR exchange rate of the record date.

During its meeting of August 4, 2020, the Supervisory Board of Euronav approved an interim dividend for the second quarter of 2020 of $0.47 per share. The interim dividend of $0.47 per share was payable as from August 28, 2020. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

During its meeting of November 3, 2020, the Supervisory Board of Euronav approved an interim dividend for the third quarter of 2020 of $0.09 per share. The interim dividend of $0.09 per share was payable as from November 30, 2020. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 14 - Equity (Continued)
During its meeting of February 2, 2021, the Supervisory Board of Euronav approved an interim dividend for the fourth quarter of 2020 of $0.03 per share. The interim dividend of $0.03 per share was payable as from March 5, 2021. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

On March 26, 2021, the Supervisory Board proposed the Annual Shareholders' meeting be held on May 20, 2021, to approve a full year dividend for 2020 of $1.40 per share. Taking into account the interim dividends paid based on the Group’s policy to return 80% of the net income to shareholders, no closing dividend will be paid.

The total amount of dividends paid in 2020 was $352.0 million ($26.0 million in 2019).

Long term incentive plan 2015
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015.
Long term incentive plan 2016
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stocks were granted on February 2, 2016.
Long term incentive plan 2017
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017.
Long term incentive plan 2018
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018.
Transaction Based Incentive Plan 2019
The Group’s Board of Directors (as of February 2020 Supervisory Board) has implemented in 2019 a transaction-based incentive plan for key management personnel.
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

Long term incentive plan 2019
The Group’s Supervisory Board (as of February 2020 Supervisory Board) implemented in 2019 an additional long term incentive plan (‘LTIP’) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (‘RSU’s’). The RSU’s vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. In total 152,346 RSU’s were granted on April 1, 2019.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 14 - Equity (Continued)
Long term incentive plan 2020
The Group’s Supervisory Board implemented in 2020 an additional long term incentive plan (‘LTIP’) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (‘RSU’s’). The RSU’s vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. In total 144,392 RSU’s were granted on April 1, 2020. As of December 31, 2020, no RSU's were vested. no compensation expense was recognized in the Consolidated Statement of Profit or Loss during 2020.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 15 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the period ended December 31 of each year, calculated as follows:

Result attributable to ordinary shares

	2020	2019	2018
Result for the period (in USD)	473,237,286	112,230,267	(110,069,928)
Weighted average number of ordinary shares	210,193,707	216,029,171	191,994,398
Basic earnings per share (in USD)	2.25	0.52	(0.57)

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2018	159,208,949	1,042,415	158,166,534	158,166,534
Issuance of shares	60,815,764	—	60,815,764	33,823,562
Purchases of treasury shares	—	545,486	(545,486)	(13,917)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	(350,000)	350,000	18,219
On issue at December 31, 2018	220,024,713	1,237,901	218,786,812	191,994,398

On issue at January 1, 2019	220,024,713	1,237,901	218,786,812	218,786,812
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	3,708,315	(3,708,315)	(2,757,641)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at December 31, 2019	220,024,713	4,946,216	215,078,497	216,029,171

On issue at January 1, 2020	220,024,713	4,946,216	215,078,497	215,078,497
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	13,400,516	(13,400,516)	(4,884,790)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at December 31, 2020	220,024,713	18,346,732	201,677,981	210,193,707

Diluted earnings per share
For the twelve months ended December 31, 2020, the diluted earnings per share (in USD) amount to 2.25 (2019: 0.52 and 2018: (0.57)). At December 31, 2020, December 31, 2019 and December 2018, 236,590 options issued under the LTIP 2015 were excluded from the calculation of the diluted weighted average number of shares because these 236,590 options were out-of-the money and have been considered as anti-dilutive. At December 31, 2020, the 12,696 vested RSU's under the LTIP 2019 have been considered as dilutive, as these are only subject to the passage of time and therefore no longer contingent.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 15 - Earnings per share (Continued)
Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	2020	2019	2018
Weighted average of ordinary shares outstanding (basic)	210,193,707	216,029,171	191,994,398

Effect of Share-based Payment arrangements	12,696	—	—

Weighted average number of ordinary shares (diluted)	210,206,403	216,029,171	191,994,398
There are no more remaining outstanding instruments at December 31, 2020, December 31, 2019 and December 31, 2018 which can give rise to dilution, except for the Euronav stock options of LTIP 2015 and the RSU's of the LTIP 2019.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 16 - Interest-bearing loans and borrowings

(in thousands of USD)	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	433,662	—	—	—	433,662
Between 1 and 5 years	987,803	148,166	—	—	1,135,969
More than 1 year	1,421,465	148,166	—	—	1,569,631
Less than 1 year	138,537	—	—	60,342	198,879
At January 1, 2019	1,560,002	148,166	—	60,342	1,768,510

New loans	986,755	50,500	498	896,145	1,933,898
Adoption IFRS 16	—	—	105,238	—	105,238
Scheduled repayments	(92,651)	—	(30,214)	(708,135)	(831,000)
Early repayments	(1,225,747)	—	—	—	(1,225,747)
Other changes	(4,908)	(95)	—	—	(5,003)
Translation differences	—	—	102	(1,139)	(1,037)
Balance at December 31, 2019	1,223,451	198,571	75,624	247,213	1,744,859

More than 5 years	628,711	—	1,652	—	630,363
Between 1 and 5 years	545,233	198,571	41,509	107,978	893,291
More than 1 year	1,173,944	198,571	43,161	107,978	1,523,654
Less than 1 year	49,507	—	32,463	139,235	221,205
Balance at December 31, 2019	1,223,451	198,571	75,624	247,213	1,744,859

	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	628,711	—	1,652	—	630,363
Between 1 and 5 years	545,233	198,571	41,509	107,978	893,291
More than 1 year	1,173,944	198,571	43,161	107,978	1,523,654
Less than 1 year	49,507	—	32,463	139,235	221,205
At January 1, 2020	1,223,451	198,571	75,624	247,213	1,744,859

New loans	630,000	—	25,703	263,827	919,530
Scheduled repayments	(88,989)	—	(34,492)	(371,021)	(494,502)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 16 - Interest-bearing loans and borrowings (Continued)

Early repayments	(905,000)	(1,000)	—	—	(906,000)
Other changes	(2,602)	708	—	—	(1,894)
Translation differences	—	—	86	11,334	11,420
Balance at December 31, 2020	856,860	198,279	66,921	151,353	1,273,413

More than 5 years	631,044	—	—	—	631,044
Between 1 and 5 years	205,274	198,279	21,172	100,056	524,781
More than 1 year	836,318	198,279	21,172	100,056	1,155,825
Less than 1 year	20,542	—	45,749	51,297	117,588
Balance at December 31, 2020	856,860	198,279	66,921	151,353	1,273,413
The amounts shown under "New Loans" and "Early Repayments" include drawdowns and repayments under revolving credit facilities during the year.
Bank Loans
On October 13, 2014, the Group entered into a $340.0 million senior secured credit facility with a syndicate of banks. Borrowings under this facility were used to partially finance the acquisition of the four (4) modern Japanese built VLCC vessels ('the VLCC Acquisition Vessels') from Maersk Tankers Singapore Pte Ltd and to repay $153.1 million of outstanding debt and retire the Group's $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is secured by seven of our wholly-owned vessels. On October 22, 2014 a first drawdown under this facility was made to repay a former $300 million secured loan facility, followed by additional drawdowns on December 22, 2014 and December 23, 2014 for an amount of $60.3 million and $50.3 million following the delivery of the Hojo and Hakone respectively. On March 3, 2015 and April 13, 2015 additional drawdowns of $53.4 million and $50.4 million were made following the delivery of the Hirado and Hakata respectively. Following the sale of the Suezmax Felicity in January 2019, the total revolving credit facility was reduced by $13.6 million and an early repayment of $7.3 million. As of December 31, 2019, the outstanding balance on this facility was $43.4 million. Following the signing of the new $713.0 million sustainability linked senior secured credit facility, the loan facility was repaid in full on September 29, 2020.
On August 19, 2015, the Group entered into a $750.0 million senior secured amortizing revolving credit facility with a syndicate of banks. The facility is available for the purpose of (i) refinancing 21 vessels; (ii) financing four newbuilding VLCCs vessels as well as (iii) Euronav's general corporate and working capital purposes. The credit facility will mature on 1 July 2022 and carries a rate of LIBOR plus a margin of 195 bps. As of December 31, 2020 and December 31, 2019, the outstanding balance under this facility was $0.0 million and $130.0, million, respectively. This facility is currently secured by 9 of our wholly-owned vessels.
On November 9, 2015, the Group entered into a $60.0 million unsecured revolving credit facility carrying a rate of LIBOR plus a margin of 2.25%. As of December 31, 2020 and December 31, 2019, there was no outstanding balance under this facility. The credit facility matured on November 9, 2020.
On December 16, 2016, the Group entered into a $409.5 million senior secured amortizing revolving credit facility for the purpose of refinancing 11 vessels as well as Euronav's general corporate purposes. The credit facility was used to refinance the $500 million senior secured credit facility dated March 25, 2014 and will mature on January 31, 2023 carrying a rate of LIBOR plus a margin of 2.25%. Following the sale and lease back of the VLCC Nautica, Nectar and Noble in December 2019, the total revolving credit facility was reduced by $56.9 million. As of December 31, 2020 and December 31, 2019, the outstanding balance on this facility was $65.0 million and $90.0 million, respectively. The credit facility is secured by 8 vessels.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 16 - Interest-bearing loans and borrowings (Continued)
On January 30, 2017, the Group signed a loan agreement for a nominal amount of $110.0 million with the purpose of financing the Ardeche and the Aquitaine. On April 25, 2017, following a successful syndication, the loan was replaced with a new Korean Export Credit facility for a nominal amount of $108.5 million with Korea Trade Insurance Corporation or “K-sure” as insurer. The new facility is comprised of (i) a $27.1 million commercial tranche, which bears interest at LIBOR plus a margin of 1.95% per annum and (ii) a $81.4 million tranche insured by K-sure which bears interest at LIBOR plus a margin of 1.50% per annum. The facility is repayable over a term of 12 years, in 24 installments at successive six month intervals, each in the amount of $3.6 million together with a balloon installment of $21.7 million payable with the 24th installment on January 12, 2029. The K-sure insurance premium and other related transaction costs for a total amount of $3.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2020 and December 31, 2019, the outstanding balance on this facility was $83.2 million and $90.5 million, respectively in aggregate. This facility is secured by the VLCCs the Ardeche and the Aquitaine. The facility agreement also contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.
On March 22, 2018, the Group signed a senior secured credit facility for an amount of $173.6 million with Kexim, BNP and Credit Agricole Corporate and Investment bank acting also as Agent and Security Trustee. The purpose of the loan was to finance up to 70 per cent of the aggregate contract price of the four Ice Class Suezmax vessels that were delivered over the course of 2018. The new facility was comprised of (i) a $69.4 million commercial tranche, which bears interest at LIBOR plus a margin of 2.0% per annum and (ii) a $104.2 million ECA tranche which bears interest at LIBOR plus a margin of 2.0% per annum. The commercial tranche is repayable by 24 equal consecutive semi-annual installments, each in the amount of $0.6 million per vessel together with a balloon installment of $3.5 million payable with the 24th and last installment on August 24, 2030. The ECA tranche is repayable by 24 consecutive semi-annual installments, each in the amount of $1.1 million per vessel and last installment on August 24, 2030. Transaction costs for a total amount of $1.6 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2020 and December 31, 2019, the outstanding balance on this facility was $143.6 million and $156.9 million, respectively. Lenders of the facility have a put option on the 7th anniversary of the facility, for which a notice has to be served 13 months in advance requesting a prepayment of their remaining contribution. After receiving notice, the Group will have to either repay the relevant contribution on the 7th year anniversary or to transfer this contribution to another acceptable lender. The put option can only be exercised if the employment of the vessel at that time is not satisfactory to the lenders.

As a result of the business combination on June 12, 2018, Euronav assumed the $633.5 million senior secured loan facility from Gener8 Maritime Inc. This facility provided for term loans up to the aggregate approximate amount of $963.7 million, which is comprised of a tranche of term loans to be made available by a syndicate of commercial lenders up to the aggregate approximate amount of $282.0 million (the “Commercial Tranche”), a tranche of term loans to be fully guaranteed by the Export-Import Bank of Korea (“KEXIM”) up to the aggregate approximate amount of up to $139.7 million (the “KEXIM Guaranteed Tranche”), a tranche of term loans to be made available by KEXIM up to the aggregate approximate amount of $197.4 million (the “KEXIM Funded Tranche”) and a tranche of term loans insured by Korea Trade Insurance Corporation (“K-Sure”) up to the aggregate approximate amount of $344.6 million (the “K-Sure Tranche”). The Commercial Tranche with a final maturity on September 28, 2022, bears interest at LIBOR plus a margin of 2.75% per annum and is reduced in 10 remaining installments of consecutive three-month interval and a balloon repayment at maturity in 2022. The KEXIM Guaranteed Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.50% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The KEXIM Funded Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 2.60% per annum and is reduced in 39 remaining installments of consecutive three-month interval. The K-Sure Tranche, with a final maturity on February 28, 2029, bears interest at LIBOR plus a margin of 1.70% per annum and is reduced in 39 remaining installments of consecutive three-month interval. This facility was secured by 13 of our wholly-owned vessels. As of December 31, 2019, the outstanding balance on this facility was $604.8 million in aggregate. On September 26, 2019, the Group repaid this facility in full ($561.6 million) using a portion of the borrowings under our new $700.0 million Senior Secured Credit Facility.

On September 7, 2018, the Group signed a senior secured credit facility for an amount of $200.0 million. The Group used the proceeds of this facility to refinance all remaining indebtedness under the $581.0 million senior secured loan facility, the $67.5 million secured loan facility (Larvotto), and the $76.0 million secured loan facility (Fiorano). This facility is secured by 9 of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.0 million repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.0% per annum plus applicable mandatory costs. As of December 31, 2020 and December 31, 2019, the outstanding balance on this facility was $55.0 million and $100.0 million, respectively.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 16 - Interest-bearing loans and borrowings (Continued)
On June 27, 2019, the Group entered into a $100.0 million senior secured amortizing revolving credit facility with a syndicate of banks of which ABN Amro Bank also acting as Coordinator, Agent and Security Trustee. The facility, secured by the Oceania and the bunker inventory bought in anticipation of the new legislation starting in January 1, 2020, will mature on December 31, 2021 and carries a rate of LIBOR plus a margin of 2.10%. As of December 31, 2020 and December 31, 2019, the outstanding balance on this facility was $0.0 million and $70.0 million, respectively.

On August 28, 2019, the Group entered into a $700.0 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA acting as Agent and Security Trustee for the purpose of refinancing all remaining indebtedness under the $633.5 million senior secured loan facility. The credit facility will mature on January 31, 2026 carrying a rate of LIBOR plus margin of 1.95%. The facility is secured by 13 of our wholly-owned vessels. As of December 31, 2020 and December 31, 2019, the outstanding balance on this facility was $345.0 million and $560.0 million, respectively.

On September 11, 2020, the Group entered into a USD 713.0 million sustainability linked loan with specific targets to emission reduction. This facility is secured by 16 of our wholly-owned vessels, 9 VLCCs, 3 Suezmaxes and the 4 new VLCCs under construction at DSME. The credit facility will mature on March 31, 2026 and carries a rate of LIBOR plus a margin of 2.35%. The facility consist of (i) a revolver of 469.0 million to refinance the USD 340.0 million senior secured credit facility and part of the USD 750.0 million senior secured credit facility and (ii) a term loan of 244.0 million to finance the acquisition of 4 newbuilding VLCCs with delivery in Q1 2021. The revolver commitment includes terms with specific targets to reduce our GHG emissions with compliance being rewarded with a reduced interest coupon by five basis points. As of December 31, 2020, the outstanding balance on this facility was $185.0 million.

Undrawn borrowing facilities
At December 31, 2020, Euronav and its fully-owned subsidiaries have undrawn credit line facilities amounting to $940.4 million (2019: $753.1 million), of which is $100.0 million will mature within 12 months.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 16 - Interest-bearing loans and borrowings (Continued)
Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				December 31, 2020			December 31, 2019
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels loan 192M	USD	libor + 2.25%	2021	—	—	—	43,447	43,447	42,859
Secured vessels Revolving loan 148M*	USD	libor + 2.25%	2021	—	—	—	133,962	—	—
Secured vessels Revolving loan 750M*	USD	libor + 1.95%	2022	45,958	—	(871)	322,340	130,000	128,205
Secured vessels Revolving loan 409.5M*	USD	libor + 2.25%	2023	175,605	65,000	63,997	212,459	90,000	88,328
Secured vessels loan 27.1M	USD	libor + 1.95%	2029	25,554	25,554	25,554	26,007	26,007	25,389
Secured vessels loan 81.4M	USD	libor + 1.50%	2029	57,667	57,667	55,918	64,452	64,452	62,970
Secured vessels loan 69.4M	USD	libor + 2.0%	2030	59,007	59,007	59,007	63,635	63,635	63,635
Secured vessels loan 104.2M	USD	libor + 2.0%	2030	84,606	84,606	83,562	93,283	93,283	92,035
Secured vessels Revolving loan 200.0M*	USD	libor + 2.0%	2025	148,688	55,000	53,876	174,344	100,000	98,445
Secured vessels Revolving loan 100.0M*	USD	libor + 2.10%	2021	100,000	—	(479)	100,000	70,000	69,043
Secured vessels Revolving loan 700.0M*	USD	libor + 1.95%	2026	651,160	345,000	338,765	700,000	560,000	552,542
Secured vessels Revolving loan 713.0M*	USD	libor + 2.35%	2026	469,000	185,000	177,529	—	—	—
Unsecured bank facility 60M	USD	libor + 2.25%	2020	—	—	—	60,000	—	—
Total interest-bearing bank loans				1,817,246	876,834	856,860	1,993,928	1,240,824	1,223,451
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan. For further information, we refer to Note 19.
* The total amount available under the revolving loan Facilities depends on the total value of the fleet of tankers securing the facility.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 16 - Interest-bearing loans and borrowings (Continued)
Other notes

(in thousands of USD)				December 31, 2020			December 31, 2019
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	7.50%	2022	200,000	199,000	198,279	200,000	200,000	198,571
Total other notes				200,000	199,000	198,279	200,000	200,000	198,571

On June 14, 2019, the Group successfully completed a tap issue of $50 million under its existing senior unsecured bonds. The bonds have the same maturity date and carry the same coupon of 7.50%. The tap issue was priced at 101% of par value. Arctic Securities AS, DNB Markets and Nordea acted as joint lead managers in connection with the placement of the tap issue. The related transaction costs of $675,000 are amortized over the lifetime of the instrument using the effective interest rate method as well as the above par issuance of $500,000. In the course of the first quarter of 2020, the company bought back 10 notes of its USD 200 million fixed rate senior unsecured notes, due 2022. The face value of each cash bond is $100,000 and the company paid an average of $85,000.

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC has been appointed as an additional dealer in the agreement and the maximum amount has been increased from 50 million Euro to 150 million Euro. As of December 31, 2020, the outstanding amount was $38.7 million or 31.5 million Euro (December 31, 2019: $ 122.8 million or 109.3 million Euro). The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The company enters into FX forward contracts to manage the currency risks related to these instruments issued in Euro compared to the USD Group functional currency. The FX contracts have the same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On December 31, 2020, the fair value of these forward contracts amounted to $1.2 million (December 31, 2019: $1.3 million).

On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. As of December 31, 2020, the outstanding amount was $112.7 million. At the end of the bareboat contract, the vessels will be redelivered to their new owners. Euronav may, at any time on and after the 1st anniversary, notify the owners by serving an irrevocable written notice at least three months prior to the proposed purchase option date of the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2020	December 31, 2019

Less than one year	22,667	22,853
Between one and five years	56,545	79,211
Total future lease payables	79,211	102,064

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 16 - Interest-bearing loans and borrowings (Continued)
Transaction and other financial costs
The heading 'Other changes' in the first table of this footnote reflects the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortization of such costs. In 2020, the Group recognized $6.2 million of amortization of financing costs. The Group recognized $8.1 million of directly attributable transaction costs as a deduction from the fair value of the $713.0 million senior secured amortizing loan facility entered into September 11, 2020.
Interest expense on financial liabilities measured at amortized cost decreased during the year ended December 31, 2020, compared to 2019 (2020: $(-62.4) million, 2019: $(-84.4) million). This decrease was attributable to a decrease in the average outstanding debt during the year and was partially offset by an increase in the interest expenses on the sale and leaseback agreement for three VLCCs entered into December 30, 2019. Other financial charges increased in 2020 compared to 2019 (2020: $(-9.9) million, 2019: $(-7.5) million) which was primarily attributable to commitment fees paid for available credit lines.

Interest on lease liabilities (2020: $(-3.3) million, 2019: $ (-4.8) million) were recognized due to the adoption of IFRS 16 on January 1, 2019 (see Note 1.19).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 16 - Interest-bearing loans and borrowings (Continued)
Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Restated balance at January 1, 2019	1,560,002	148,166	60,342	105,736	1,941,697	(2,287)	(14,651)	335,764	4,134,769

Changes from financing cash flows
Proceeds from loans and borrowings (Note 16)	986,755	50,500	—	—	—	—	—	—	1,037,255
Proceeds from issue of other borrowings (Note 16)	—	—	62,446	—	—	—	—	—	62,446
Purchase treasury shares (Note 14)	—	—	—	—	—	—	(30,965)	—	(30,965)
Proceeds from sale and leaseback agreement (Note 16)	—	—	124,425	—	—	—	—	—	124,425
Transaction costs related to loans and borrowings (Note 16)	(9,046)	(675)	—	—	—	—	—	—	(9,721)
Repayment of borrowings (Note 16)	(1,318,398)	—	—	—	—	—	—	—	(1,318,398)
Repayment of lease liabilities (Note 16)	—	—	—	(30,214)	—	—	—	—	(30,214)
Dividend paid	—	—	—	—	—	—	—	(26,015)	(26,015)
Total changes from financing cash flows	(340,689)	49,825	186,871	(30,214)	—	—	(30,965)	(26,015)	(191,187)

Other changes
Liability-related
Amortization of transaction costs (Note 16)	4,138	674	—	—	—	—	—	—	4,812
Amortization of above par issuance (Note 16)	—	(94)	—	—	—	—	—	—	(94)
Translation differences (Note 16)	—	—	—	102	—	—	—	—	102
Total liability-related other changes	4,138	580	—	102	—	—	—	—	4,820

Total equity-related other changes (Note 14)	—	—	—	—	—	(1,997)	—	110,309	108,312

Balance at December 31, 2019	1,223,451	198,571	247,213	75,624	1,941,697	(4,284)	(45,616)	420,058	4,056,714

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 16 - Interest-bearing loans and borrowings (Continued)

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Restated balance at January 1, 2019	1,223,451	198,571	247,213	75,624	1,941,697	(4,284)	(45,616)	420,058	4,056,714

Changes from financing cash flows
Proceeds from loans and borrowings (Note 16)	630,000	—	—	—	—	—	—	—	630,000
Proceeds from issue of other borrowings (Note 16)	—	—	263,827	—	—	—	—	—	263,827
Proceeds from sale of treasury shares (Note 14)	—	—	—	—	—	—	(118,488)	—	(118,488)
Purchase treasury shares (Note 14)	—	—	—	—	—	—	—	—	—
Repayment of sale and leaseback liability (Note 16)	—	—	(22,853)	—	—	—	—	—	(22,853)
Transaction costs related to loans and borrowings (Note 16)	(8,083)	—	—	—	—	—	—	—	(8,083)
Repayment of borrowings (Note 16)	(993,989)	(1,000)	—	—	—	—	—	—	(994,989)
Repayment of commercial paper (Note 16)	—	—	(359,295)	—	—	—	—	—	(359,295)
Repayment of lease liabilities (Note 16)	—	—	—	(37,779)	—	—	—	—	(37,779)
Dividend paid	—	—	—	—	—	—	—	(352,041)	(352,041)
Total changes from financing cash flows	(372,072)	(1,000)	(118,321)	(37,779)	—	—	(118,488)	(352,041)	(999,701)

Other changes
Liability-related
Amortization of transaction costs (Note 16)	5,481	787	—	—	—	—	—	—	6,268
Amortization of above par issuance (Note 16)	—	(175)	—	—	—	—	—	—	(175)
Amortization of below par issuance (Note 16)	—	96	—	—	—	—	—	—	96
New leases (Note 16)	—	—	—	25,703	—	—	—	—	25,703
Interest expense (Note 6)	—	—	11,127	3,287	—	—	—	—	14,414
Translation differences (Note 16)	—	—	11,334	86	—	—	—	—	11,420
Total liability-related other changes	5,481	708	22,461	29,076	—	—	—	—	57,726

Total equity-related other changes (Note 14)	—	—	—	—	—	(2,237)	—	472,697	470,460

Balance at December 31, 2020	856,860	198,279	151,352.62	66,921.07	1,941,697	(6,521)	(164,104)	540,714	3,585,199

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 17 - Employee benefits
The amounts recognized in the balance sheet are as follows:

(in thousands of USD)	December 31, 2020	December 31, 2019	December 31, 2018
NET LIABILITY AT BEGINNING OF PERIOD	(8,094)	(4,336)	(3,984)
Recognized in profit or loss	653	(2,589)	(616)
Recognized in other comprehensive income	(97)	(1,223)	120
Foreign currency translation differences	(449)	54	144
NET LIABILITY AT END OF PERIOD	(7,987)	(8,094)	(4,336)

Present value of funded obligation	(5,074)	(4,298)	(3,538)
Fair value of plan assets	3,940	3,241	2,970
	(1,134)	(1,057)	(568)
Present value of unfunded obligations	(6,853)	(7,037)	(3,768)
NET LIABILITY	(7,987)	(8,094)	(4,336)

Amounts in the balance sheet:
Liabilities	(7,987)	(8,094)	(4,336)
Assets	—	—	—
NET LIABILITY	(7,987)	(8,094)	(4,336)
Liability for defined benefit obligations
The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement.
One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plans - are uninsured and unfunded. The unfunded obligations include provisions in respect of LTIP 2016, LTIP 2017, LTIP 2018, TBIP 2019 and LTIP 2019 (see Note 23).
The Group expects to contribute the following amount to its defined benefit pension plans in 2021: $50,798.
The valuation used for the defined contribution plans is the Projected Unit Credit Cost as prescribed by IAS 19 R.

The Group expects to contribute the following amount to its defined contribution pension plans in 2021: $368,301.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 18 - Trade and other payables

(in thousands of USD)	December 31, 2020	December 31, 2019
Advances received on contracts in progress, between 1 and 5 years	508	414
Derivatives	6,385	3,395
Total non-current other payables	6,893	3,809
Trade payables	27,226	22,737
Accrued expenses	35,321	45,997
Accrued payroll	5,849	3,313
Dividends payable	565	123
Accrued interest	2,959	3,924
Deferred income	13,138	17,783
Other payables	92	333
Derivatives	—	198
Total current trade and other payables	85,150	94,408

The non-current derivatives relate to the interest rate swap derivatives used to hedge the risk related to the fluctuation of the LIBOR rate (see Note 14). The increase is due to a negative mark-to-market on these IRSs at December 31, 2020.

The increase in trade payables is due to a higher number of outstanding invoices mainly related to two time charter agreements for the vessels Marlin Sardinia and Marlin Somerset which were entered into at the end of 2020 and a higher number of outstanding invoices related to bunkers.

The decrease in accrued expenses is mainly due to receiving more invoices upfront related to vessels operated on the spot market.

The decrease in accrued interest is related to the payment schedule of the $340 million facility that was repaid in the course of 2020.

The decrease in deferred income is due to a lower number of vessels on time charter as of December 31, 2020 compared to December 31, 2019.

The current derivative relate to the IRS acquired through the acquisition of Gener8 Maritime Inc. and matured in September 2020 (see Note 14).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2019
Financial assets measured at fair value
Forward exchange contracts (Note 16)	1,306	—	—	1,306	—	1,306	—	1,306
Interest rate swaps (Note 12)	5	—	—	5	—	5	—	5
Forward cap contracts (Note 12)	52	—	—	52	—	52	—	52
	1,363	—	—	1,363

Financial assets not measured at fair value
Non-current receivables (Note 10)	—	62,474	—	62,474	—	—	52,591	52,591
Lease receivables (Note 10)	—	8,609	—	8,609	—	9,961	—	9,961
Trade and other receivables * (Note 12)	—	286,447	—	286,447	—	—	—	—
Cash and cash equivalents (Note 13)	—	296,954	—	296,954	—	—	—	—
	—	654,484	—	654,484

Financial liabilities measured at fair value
Interest rate swaps (Note 18)	3,593	—	—	3,593	—	3,593	—	3,593
	3,593	—	—	3,593

Financial liabilities not measured at fair value
Secured bank loans (Note 16)	—	—	1,223,451	1,223,451	—	1,235,770	—	1,235,770
Unsecured bank loans (Note 16)	—	—	198,571	198,571	206,700	—	—	206,700
Other borrowings (Note 16)	—	—	247,213	247,213	—	247,213	—	247,213
Lease liabilities (Note 16)	—	—	75,624	75,624	—	70,074	—	70,074
Trade and other payables * (Note 18)	—	—	76,391	76,391	—	—	—	—
Advances received on contracts (Note 18)	—	—	414	414	—	—	—	—
		—	1,821,664	1,821,664

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2020
Financial assets measured at fair value
Forward exchange contracts (Note 16)	1,246	—	—	1,246	—	1,246	—	1,246
Interest rate swaps (Note 10)	2	—	—	2	—	2	—	2
Cap contracts (Note 12)	15	—	—	15	—	15	—	15
	1,262	—	—	1,262

Financial assets not measured at fair value
Non-current receivables (Note 10)	—	48,371	—	48,371	—	—	44,512	44,512
Lease receivables (Note 10)	—	6,681	—	6,681	—	7,925	—	7,925
Trade and other receivables * (Note 12)	—	191,633	—	191,633	—	—	—	—
Cash and cash equivalents (Note 13)	—	161,478	—	161,478	—	—	—	—
	—	408,163	—	408,163

Financial liabilities measured at fair value
Interest rate swaps (Note 18)	6,385	—	—	6,385	—	6,385	—	6,385
	6,385	—	—	6,385

Financial liabilities not measured at fair value
Secured bank loans (Note 16)	—	—	856,860	856,860	—	864,848	—	864,848
Unsecured other notes (Note 16)	—	—	198,279	198,279	207,099	—	—	207,099
Other borrowings (Note 16)	—	—	151,353	151,353	—	151,353	—	151,353
Lease liabilities (Note 16)	—	—	66,921	66,921	—	62,387	—	62,387
Trade and other payables * (Note 18)	—	—	71,958	71,958	—	—	—	—
Advances received on contracts (Note 18)	—	—	508	508	—	—	—	—
	—	—	1,345,879	1,345,879

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 12), deferred income and VAT payables (included in other payables) (see Note 18), which are not financial assets (liabilities) are not included.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2022, and the trading price on December 31, 2020. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2019 and 2020.
Financial risk management
In the course of its normal business, the Group is exposed to the following risks:
•Credit risk
•Liquidity risk
•Market risk (Tanker market risk, interest rate risk, currency risk and commodity risk)
The Company's Supervisory Board has overall responsibility for the establishment and oversight of the Group's risk management framework. The Supervisory Board has established the Audit and Risk Committee, which is responsible for developing and monitoring the Group's risk management policies. The Committee reports regularly to the Supervisory Board on its activities.
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
Credit risk
Trade and other receivables
The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. All trade and other receivables were with oil majors within the same industry but with a geographic spread and a different business focus. Based on past experience, and considering any forward-looking factors, there was only a small impact on doubtful amounts year-end. Based on individual analyses, provisions for doubtful debtors increased compared to 2019. In particular, the one client representing 6% of the Tankers segment's total revenue in 2020 (see Note 2) only represented 0.03% of the total trade and other receivables at December 31, 2020 (2019: one client representing 3.82%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
The ageing of current trade and other receivables is as follows:

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

(in thousands of USD)	2020	2019
Not past due	183,138	246,422
Past due 0-30 days	9,961	35,036
Past due 31-365 days	16,253	21,020
More than one year	5,127	6,509
Total trade and other receivables	214,479	308,987
Past due amounts are not credit impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2020 46.27% (2019: 47.45%) of the total current trade and other receivables relate to TI Pool. TI Pool is paid after completion of the voyages which only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness historically has been high. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.
Non-current receivables
Non-current receivables mainly consist of shareholder's loans to joint ventures (see Note 10). As at December 31, 2020 and December 31, 2019, these receivables had no maturity date, except for the shareholder loans to Bari Shipholding Ltd. which has a maturity date in 2024, and was not credit impaired as there is no credit risk exposure for the Group.
Cash and cash equivalents
The Group held cash and cash equivalents of $161.5 million at December 31, 2020 (2019: $297.0 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 13).
Derivatives
Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.
Guarantees
The Group's policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 31, 2018, the Group has issued a guarantee to certain banks in respect of the new credit facilities entered into 2018 which were granted to 2 joint ventures (see Note 26). At December 31, 2020, these guarantees towards joint ventures were still outstanding but have not been called upon. At December 30, 2019, the Group issued a guarantee to the buyer of the three VLCCs in relation to the sale and leaseback transaction (see Note 16) whereby the VLCCs were leased back in a subsidiary under a 54-months bareboat contract.
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

The following are the remaining contractual maturities of financial liabilities:

	Contractual cash flows December 31, 2019
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 16)	1,422,022	1,697,327	110,720	905,302	681,305
Other borrowings (Note 16)	247,213	268,661	145,640	123,021	—
Lease liabilities (Note 16)	75,624	79,873	35,525	42,667	1,681
Current trade and other payables * (Note 18)	76,589	76,589	76,589	—	—
	1,821,448	2,122,450	368,474	1,070,990	682,986

Derivative financial liabilities
Interest rate swaps (Note 18)	3,593	3,300	758	2,432	110
Forward exchange contracts (Note 18)	—	—	—	—	—
	3,593	3,300	758	2,432	110

	Contractual cash flows December 31, 2020
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 16)	1,055,139	1,191,925	55,079	474,687	662,159
Other borrowings (Note 16)	151,353	180,865	61,320	119,545	—
Lease liabilities (Note 16)	66,921	70,245	47,976	22,150	119
Current trade and other payables * (Note 18)	71,958	71,958	71,958	—	—
	1,345,371	1,514,993	236,333	616,382	662,278

Derivative financial liabilities
Interest rate swaps (Note 18)	6,385	8,601	2,194	6,406	—
Forward exchange contracts (Note 18)	—	—	—	—	—
	6,385	8,601	2,194	6,406	—
* Deferred income and VAT payables (included in other payables) (see Note 18), which are not financial liabilities, are not included.
The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. For more details on these covenants, please see "capital management" below.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
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
Market risk
Managing interest rate benchmark reform and associated risks
Overview

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions that the Group operates in. The Group anticipates that IBOR reform will impact its risk management and hedge accounting. The Audit and Risk Committee monitors the Group’s transition to alternative rates.
Derivatives
The Group holds interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to USD LIBOR.
Hedge Accounting
The Group has evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as at 31 December 2020. The Group’s hedged items and hedging instruments continue to be indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.
However, the Group’s USD LIBOR cash flow hedging relationships extend beyond the anticipated cessation date for USD LIBOR. The Group expects that LIBOR will be discontinued after the end of 2021. However, there is uncertainty about when and how replacement may occur with respect to the relevant hedged items and hedging instruments. Such uncertainty may impact the hedging relationship. The Group applies the amendments to IFRS 9 issued in September 2019 to those hedging relationships directly affected by IBOR reform. Hedging relationships impacted by IBOR reform may experience ineffectiveness attributable to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur. This transition may occur at different times for the hedged item and hedging instrument, which may lead to hedge ineffectiveness. The Group has measured its hedging instruments indexed to USD LIBOR using available quoted market rates for LIBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in the present value of hedged cash flows attributable to changes in USD LIBOR on a similar basis.
The Group's exposure to USD LIBOR designated in hedging relationships is $270.1 million nominal amount at 31 December 2020 (see Note 14), representing the nominal amount of the hedging caps and interest rate swaps maturing in 2022 and 2025, respectively.

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

Every increase (decrease) of $1,000 on the spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)	2020		2019		2018
	Profit or loss		Profit or loss		Profit or loss
	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	19,638	(19,638)	22,601	(22,581)	19,332	(19,323)
Interest rate risk
Euronav interest rate management general policy is to borrow at floating interest rates based on LIBOR plus a margin. The Euronav Corporate Treasury Department monitors the Group's interest rate exposure on a regular basis. From time to time and under the responsibility of the Chief Financial Officer, different strategies to reduce the risk associated with fluctuations in interest rates can be proposed to the Board of Directors for their approval. The Group hedges part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group may use interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2020 and December 31, 2019, the Group had such instruments in place and approximately 48% of the floating interest rates have been hedged.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. If a hedging relationship is directly affected by uncertainty arising from IBOR reform, then the Group assumes for this purpose that the benchmark interest rate is not altered as a result of interest rate benchmark reform.

Hedging relationships that are impacted by IBOR reform may experience ineffectiveness because of timing mismatch between the hedged item and the hedging instrument regarding IBOR transition. For further details, see 'Managing interest rate benchmark reform and associated risks' above.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

(in thousands of USD)	2020	2019
FIXED RATE INSTRUMENTS
Financial assets	17,271	37,163
Financial liabilities	377,899	398,620
	395,170	435,783

VARIABLE RATE INSTRUMENTS
Financial liabilities	895,514	1,346,239
	895,514	1,346,239
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease
December 31, 2018
Variable rate instruments	(4,238)	4,238	—	—
Interest rate swaps	—	—	6,201	(6,116)
Cash Flow Sensitivity (Net)	(4,238)	4,238	6,201	(6,116)

December 31, 2019
Variable rate instruments	(6,195)	6,195	—	—
Interest rate swaps	—	—	1,553	(1,433)
Cash Flow Sensitivity (Net)	(6,195)	6,195	1,553.2	(1,433)

December 31, 2020
Variable rate instruments	(3,819)	2,484	—	—
Interest rate swaps	—	—	5,542	(5,343)
Cash Flow Sensitivity (Net)	(3,819)	2,484	5,542	(5,343)

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

The Group’s exposure to currency risk is related to its operating expenses expressed in Euros and to Treasury Notes denominated in Euros. In 2020 about 14.4% (2019: 12.5% and 2018: 12.9%) of the Group's total operating expenses were incurred in Euros. Revenue and borrowings are expressed in USD only, except for instruments issued under the Treasury Notes Program (Note 16).

(in thousands of USD)	December 31, 2020		December 31, 2019		December 31, 2018
	EUR	USD	EUR	USD	EUR	USD
Trade payables	(5,662)	(21,564)	(4,002)	(18,735)	(6,311)	(9,955)
Operating expenses	(105,172)	(624,096)	(95,278)	(666,469)	(89,761)	(608,754)
Treasury Notes	(38,654)	—	(122,788)	—	(60,342)	—
For the average and closing rates applied during the year, we refer to Note 27.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

Sensitivity analysis
A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2020	2019	2018
Equity	735	437	491
Profit or loss	(10,412)	(9,952)	(7,888)
A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect to the amounts shown above, on the basis that all the other variables remain constant.
Cash flow hedges
At December 31, 2020, the Group held the following instruments to hedge exposures to changes in interest rates.

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(10,855)	(10,942)	(81,803)
Average fixed interest rate	2.96%	2.96%	2.96%

At December 31, 2019, the Group held the following instruments to hedge exposures to changes in interest rates.

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(23,469)	(23,261)	(176,598)
Average fixed interest rate	1.99%	2.00%	2.96%

At December 31, 2020 and December 31, 2019, the Group had 2 interest cap options with a notional amount of $200.0 million starting on October 1, 2020.

The amounts at the reporting date relating to items designated as hedged items were as follows.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

	December 31, 2020		December 31, 2019
(in thousands of USD)	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve

Interest rate risk
Variable-rate instruments	2,989	(6,385)	1,205	(3,396)
Cap option	(116)	(1,071)	680	(1,187)

The amounts relating to items designated as hedging instruments and hedge ineffectiveness were as follows.

	2020				During the period 2020
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	70,143	2	6,385	Trade and other receivables, non-current and current other payables	(2,989)	(108)	Finance expenses
Cap options	200,000	15	—	Trade and other receivables	116	—	Finance expenses

	2019				During the period 2019
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	506,603	5	3,593	Trade and other receivables, non-current and current other payables	(1,205)	(4,943)	Finance expenses
Forward cap options	200,000	52	—	Trade and other receivables	(680)	—	Finance expenses

During 2020, no amounts were reclassified from hedging reserve to profit or loss. During 2019, $4.9 million was reclassified from hedging reserve to profit or loss.

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

(in thousands of USD)	Hedging reserve

Balance at January 1, 2020	(4,583)
Cash flow hedges
Change in fair value interest rate risk	(2,873)
Balance at December 31, 2020	(7,456)

Balance at January 1, 2019	(2,698)
Cash flow hedges
Change in fair value interest rate risk	(1,885)
Balance at December 31, 2019	(4,583)

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
Capital management
Euronav is continuously seeking to optimize its capital structure (mix between debt and equity). The main objective is to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Some of the Group's other key drivers when making capital structure decisions are pay-out restrictions and the maintenance of the strong financial health of the Group. Besides the statutory minimum equity funding requirements that apply to the Group's subsidiaries in the various countries, the Group is also subject to covenants in relation to some of its senior secured credit facilities:
•an amount of current assets that, on a consolidated basis, exceeds current liabilities. Current assets may include undrawn amounts of any committed revolving credit facilities and credit lines having a maturity of more than one year;
•an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of the Group's total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
•an amount of cash of at least $30.0 million; and
•a ratio of Stockholders' Equity to Total Assets of at least 30%
Further, the Group's loan facilities generally include an asset protection clause whereby the fair market value of collateral vessels should be at least 125% of the aggregate principal amount outstanding under the respective loan.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

The credit facilities discussed above also contain restrictions and undertakings which may limit the Group and the Group's subsidiaries' ability to, among other things:
•effect changes in management of the Group's vessels;
•transfer or sell or otherwise dispose of all or a substantial portion of the Group's assets;
•declare and pay dividends (with respect to each of the Group's joint ventures, other than Seven Seas Shipping Limited, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and
•incur additional indebtedness.
A violation of any of these financial covenants or operating restrictions contained in the credit facilities may constitute an event of default under these credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by the Group's lenders, provides them with the right to, among other things, require the Group to post additional collateral, enhance equity and liquidity, increase interest payments, pay down indebtedness to a level where the Group is in compliance with loan covenants, sell vessels in the fleet, reclassify indebtedness as current liabilities and accelerate indebtedness and foreclose liens on the vessels and the other assets securing the credit facilities, which would impair the Group's ability to continue to conduct business.

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

As of December 31, 2020, December 31, 2019 and December 31, 2018, the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2020, as described above:
1.current assets on a consolidated basis (including available credit lines of $840.4 million) exceeded current liabilities by $1,088.7 million
2.aggregated cash was $1,101.9 million
3.cash was $161.5 million
4.ratio of Stockholders' Equity to Total Assets was 62.7%
The Company updated the guidance to its dividend policy and will target each quarter, applicable as of the first quarter 2020, to return 80% of the net income (including the fixed element of $3 cents per quarter) to shareholders. This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at share buyback as an alternative if it believes more value can be created for shareholders.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 19 - Financial instruments - Fair values and risk management (Continued)

The calculation does not include capital gains (reserved for fleet renewal) but include capital losses and the policy is at all times subject to freight market outlook, company balance sheet and cyclicality along with other factors and regulatory requirements.

As part of its capital allocation strategy, Euronav has the option of buying its own shares back should the Supervisory Board and Management Board believe that there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of $0.12 per share paid each year. On December 31, 2020, the Company had purchased 13,400,516 of its own shares on Euronext Brussels. Following these transactions, the Company owned 18,346,732 own shares (8.34% of the total outstanding shares) at year-end.

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

Consequences and impact of the COVID-19 pandemic
The COVID-19 outbreak has impacted many countries around the world, and disrupted the lives of many millions of people. The Company has been taking the risks associated with the outbreak extremely seriously, and the safety and wellbeing of its employees is of paramount importance.

In that respect, the biggest operational challenge was to conduct crew changes. Apart from serious humanitarian and crew welfare concerns, there is an increasing risk that fatigue will lead to serious maritime accidents. As well as restrictions placed on the movement of seafarers by national and local authorities, there is also the problem of the continued suspension of the majority of flights between major crew change ports and the home country of the Company’s crew. In order to resolve the difficult situation, the Company decided to accommodate deviations by ships to facilitate crew changes, resulting in an extra cost ($1.8 million) and less revenues because of off hire ($4.2 million).

Going forward, it remains difficult to estimate the future impact of the pandemic on the economies where we are active, and hence the impact these factors might have on the financial results.

In general terms, the market will become more challenging as demand for crude oil is negatively impacted by the COVID-19 pandemic. This decrease in demand combined with the gradual release of vessels that were used as storage may distort the supply-demand balance and thus the freight market. However, these negative consequences could very well be offset by continuing logistical delays of ships in ports, increased level of recycling, reduced ordering of newbuild vessels and increased crude oil production, partially neutralizing the COVID-19 impact to a certain extent. In view of these different dynamics which the company does not control, the longer term global macro-economic impact on the Company’s results related to the COVID-19 outbreak remains difficult to accurately quantify. Any forward-looking statements should be regarded with caution because of the inherent uncertainties in economic trends and business risks related to the current COVID-19 outbreak.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 20 - Leases
Leases as lessee
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
On October 27, 2020 and November 6, 2020, the Company entered into a time charter agreement for two Suezmaxes. The two Suezmaxes are the Marlin Sardinia (2019 - 156,607) and the Marlin Somerset (2019 - 156,620). The time charter contracts have a duration of 24-months with an option for an additional 12 months, which should be declared no later than 20 months after delivery, at a rate of $25,000 per day per vessel for the firm 24-months period and $26,500 per day per vessel for the optional 12-months period. Owners have a right to sell the vessel during the firm and optional period of the charter and transfer the remaining charter to the new owners by way of novation agreement. In accordance with IFRS, the Group recognized a right-of-use asset and lease liability. As at December 31, 2020, the Company is not reasonably certain that the optional period will be exercised and has not been taking into account when calculating the future minimum lease payments.

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2020	December 31, 2019
Less than 1 year	49,218	32,903
Between 1 and 5 years	14,714	31,870
Total future lease payments	63,932	64,773

For the office leases in Belgium, France, Greece, Hong Kong, Singapore, UK and US, which have an average lease term till November 2023, the Group recognized a right-of-use asset and lease liability. The right-of-use asset was adjusted by the practical expedient impairment assessment based on the onerous contract analysis option. The right-of-use asset related to office leases was reduced by the lease receivable related to subleases that qualify as finance lease under IFRS 16.

The Group used the short-term lease exemption for all the lease contracts with a remaining lease term of less than one year. Accordingly, those lease payments were recognized as an expense and there was no impact on transition.

Information about leases for which the Group is a lessee is presented below.

Right-of-use assets

(in thousands of USD)	Bare boats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2019	83,698	—	3,711	189	87,598
Additions to right-of-use assets	—	—	—	653	653
Depreciation charge for the year	(28,287)	—	(900)	(78)	(29,265)
Derecognition of right-of-use assets	—	—	(78)	—	(78)

Balance at December 31, 2019	55,411	—	2,733	764	58,908

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 20 - Leases (Continued)

(in thousands of USD)	Bare boats	Time charters	Office rental	Company cars	Total

Balance at 1 January 2020	55,411	—	2,733	764	58,908
Additions to right-of-use assets	—	24,873	762	66	25,701
Depreciation charge for the year	(28,364)	(2,078)	(1,092)	(167)	(31,702)
Derecognition of right-of-use assets	—	—	—	—	—
Translation differences	—	—	36	12	48

Balance at 31 December 2020	27,047	22,795	2,438	675	52,955

Amounts recognized in profit or loss

(in thousands of USD)

	2020	2019
Interest on lease liabilities	(3,287)	(4,811)
Depreciation right-of-use assets	(31,702)	(29,265)
Expenses relating to short-term leases	—	(103)
Low-value leases	(228)	(851)

Amounts recognized in statement of cash flows

(in thousands of USD)	2020	2019

Total cash outflow for leases	(37,779)	(30,214)
Total cash inflow for leases	1,786	1,251

Extension options

Some property leases contain extension options exercisable by the Group. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options, and reassesses if there is a significant event or significant changes in circumstances within its control.

The Group has estimated that the potential future lease payments, should it exercise the option, would result in an impact of approximately $12.3 million in the lease liabilities.

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

The future undiscounted lease payments to be received for these lease agreements are as follows:

(in thousands of USD)	December 31, 2020	December 31, 2019
Less than one year	123,319	143,748
Between one and five years	303,561	263,406
More than five years	217,354	27,362
Total future lease receivables	644,234	434,516

The amounts shown in the table above include the Group's share of leases of joint ventures. The increase in lease receivables is due to the extension of the time charter contracts, signed in November 2020, in the two joint ventures (TI Asia Ltd. and TI Africa Ltd.) for ten years in direct continuation of their current contractual service, until July 21, 2032 and September 21, 2032 respectively.
On some of the above mentioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 20 - Leases (Continued)

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

(in thousands of USD)	December 31, 2020	December 31, 2019
Less than 1 year	2,328	2,229
One to two years	2,359	2,304
Two to three years	1,898	2,335
Three to four years	1,689	1,890
Four to five years	1,285	1,689
More than 5 years	—	1,285
Total undiscounted lease receivables	9,559	11,732

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 21 - Provisions and contingencies

(in thousands of USD)	Onerous contract	Total

Balance at January 1, 2019	5,265	5,265

Assumed in a business combination (Note 25)	(3,049)	(3,049)
Provisions used during the year	(447)	(447)
Balance at December 31, 2019	1,769	1,769

Non-current	1,381	1,381
Current	388	388
Total	1,769	1,769

Balance at January 1, 2020	1,769	1,769

Adoption IFRS 16	—	—
Provisions used during the year	(388)	(388)
Balance at December 31, 2020	1,381	1,381

Non-current	1,154	1,154
Current	227	227
Total	1,381	1,381
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

The Group is currently involved in a litigation. Provisions related to legal and arbitration proceedings are recorded in accordance with the accounting policy as described in Note 1.16. The claim has been submitted on January 15, 2021 by Unicredit Bank in London with the High Court of Justice of England and Wales. The claim relates to an alleged misdelivery of 101,809 metric tons of low sulphur fuel oil that was transported by the Suezmax vessel, Sienna. The charterer, Gulf Petrochem FZC, a company of GP Global, instructed the vessel to discharge the cargo at Sohar without presentation of the bill of lading but against a letter of indemnification issued by the charterer as is customary practice in the crude oil shipping industry. Unicredit bank, who had financed the cargo for an amount of USD 26,367,200 and had become the holder of the bill of lading, was not repaid in accordance with the financing arrangements agreed with Gulf Petrochem FZC. As holder of the bill of lading, Unicredit Bank is now claiming that amount of USD 26,367,200 together with interest from Euronav NV. The GP Global group is currently under a restructuring plan and any recourse under the letter of indemnity issued by Gulf Petrochem FZC is therefore doubtful. The Group believes that it has followed well established standard working practices and that it has valid defense arguments. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized. The court proceedings are in early stage.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

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

(in thousands of EUR)	2020	2019	2018
Total remuneration	1,048	1,101	1,035
The Nomination and Remuneration Committee annually reviews the remuneration of the members of the Management Board. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

(in thousands of EUR)	2020	2019	2018
Total fixed remuneration	2,165	1,579	1,231
of which
Cost of pension	18	80	39
Other benefits	143	81	75

Total variable remuneration	1,029	2,424	1,153
of which
Share-based payments	69	1,403	299
All amounts mentioned refer to the Management Board in its official composition throughout 2020.
The remuneration of the CEO can be summarized as follows:

(2020 & 2019 in thousands of EUR, 2018 in thousands of GBP)	2020	2019	2018
Total fixed remuneration	624	5,754	537
of which
Cost of pension	—	7.4	—
Other benefits	—	26	40

Total variable remuneration	424	786	1,866
of which
Share-based payments	54	786	118
On February 12, 2015, the Board of Directors (as of February 2020 Supervisory Board) granted 236,590 options and 65,433 restricted stock units within the framework of a long term incentive plan. Vested stock options may be exercised until 13 years after the grant date. As of December 31, 2020, all the stock options remained outstanding but all RSUs were exercised in 2018 (see Note 14 and 23). On February 2, 2016, the Board of Directors (as of February 2020 Supervisory Board) granted 54,616 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary, one-third was vested on the third anniversary and one-third was vested on the fourth anniversary (see Note 14 and 23). On February 9, 2017, the Board of Directors (as of February 2020 Supervisory Board) granted 66,449 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary and one-third was vested on the third anniversary(see Note 14 and 23). On February 16, 2018, the Board of Directors (as of February 2020 Supervisory Board) granted 154,432 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 22 - Related parties (Continued)
one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary (see Note 14 and 23). On January 8, 2019, the Board of Directors (as of February 2020 Supervisory Board) granted 1,200,000 phantom stock units within the framework of a transaction based incentive plan ("TBIP"). After the resignation of the former CEO, 400,000 phantom stock units were waived. The first tranche of 12% was vested in the first quarter of 2020. The contractual term of the TBIP offer is 5 years. A first tranche of 12% of the total number of phantom stock units vests on the date on which the Fair Market Value ("FMV") reaches USD 12 (decreased with the amount of dividend paid since grant, if any). A second tranche (16%) vests on the date the FMV reaches USD 14 (decreased with the amount of dividend paid since grant, if any), a third tranche (25%) vests on the date the FMV reaches USD 16 (decreased with the amount of dividend paid since grant, if any) and the final tranche (44%) vests on the date the FMV reaches USD 18 (decreased with the amount of dividend paid since grant, if any) (see Note 14 and 23). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. On April 1, 2019, the Board of Directors (as of February 2020 Supervisory Board) granted 152,346 restricted stock units within the framework of a long term incentive plan. The RSU’s vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. As of December 31, 2020, 12,696 RSU’s were vested, however vested RSU’s will not be delivered in shares until the first business day after April 1, 2022. On April 1, 2020, the Supervisory Board granted 144,392 restricted stock units within the framework of a long term incentive plan. The RSU’s vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. As of December 31, 2020, no RSU’s were vested.
Relationship with CMB
In 2004, Euronav split from Compagnie Maritime Belge (CMB). CMB renders some administrative and general services to Euronav. In 2020 CMB invoiced a total amount of $1,578 (2019: $1,336 and 2018: $1,151).
In 2019, Euronav started up a project to develop software with CMB Technology to monitor fuel consumption performance of the Euronav fleet. In 2019, CMB Technology invoiced a total amount of $167 thousand (150 thousand EUR) in relation to the software development project (2020: $0).

The Group purchased IMO 2020 compliant bunker fuel (low sulphur fuel oil) for future use by its vessels (Note 11). A ruling was granted to include this activity under the tonnage tax regime. This ruling also allows the execution of physical swaps. Discussions were started in 2019 to enter into such fuel swaps with the CMB Group. The swap agreement was extended to CMB NV, Bocimar International NV and Bocimar Hong Kong Ltd. In the course of 2020, a total of 51,000 metric tons of compliant bunker fuel oil was swapped between these parties.

Properties
The Group leases office space in Belgium from Reslea N.V., an entity jointly controlled by CMB. Under this lease, the Group paid an annual rent of $335,033 in 2020 (2019: $290,858 and 2018: $185,326). This lease expires on August 31, 2021.
The Company subleases office space in its London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated 25 September 2014, with Tankers (UK) Agencies Limited, a 50-50 joint venture with International Seaways. Under this sublease, the Company received in 2020 a rent of $218,074 (2019: $216,750 and 2018: $227,089). This sublease expires on April 27, 2023.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 22 - Related parties (Continued)
On September 15, 2020, the Suezmax Bastia was sold for USD 20.5 million. A capital gain on the sale of USD 0.4 million (Euronav's share) was recorded in the joint venture company. The vessel has been delivered to her new owners. Following this sale, the shareholders loan to Bastia Shipholding Ltd. was fully repaid.
Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

As of end for the year ended December 31, 2019
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income
TI Africa Ltd	227	—	23,215	390	—
TI Asia Ltd	90	—	—	390	12,600
Bari Shipholding Ltd	265	211	18,390	13	—
Bastia Shipholding Ltd	301	96	18,773	25	—
Tankers Agencies (UK) Ltd	—	132	—	—	—
Total	883	439	60,379	818	12,600

As of end for the year ended December 31, 2020
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	440	—	16,665	398	—
TI Asia Ltd	472	—	—	398	5,550
Bari Shipholding Ltd	283	52	19,271	342	—
Bastia Shipholding Ltd	17	1	—	326	1,590
Tankers Agencies (UK) Ltd	19	135	—	—	—
Total	1,231	188	35,936	1,464	7,534

Guarantees
The Group provided guarantees to financial institutions that provided credit facilities to joint ventures of the Group. As of December 31, 2020, the total amount outstanding under these credit facilities was $90.4 million (2019: $139.2 million), of which the Group guaranteed $45.2 million (2019: $69.6 million) (see Note 26).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 23 - Share-based payment arrangements
Description of share-based payment arrangements:
At December 31, 2020, the Group had the following share-based payment arrangements:
Long term incentive plan 2015 (Equity-settled)
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years at anniversary date and 60% in the form of restricted stock units ('RSU's') which will be paid out in cash, with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of €10.0475 and are equity-settled. As of December 31, 2020, all the stock options remained outstanding but all RSU's were exercised in 2018. The total employee benefit expense recognized in the consolidated statement of profit or loss during 2020 with respect to the LTIP 2015 was $0 thousand (2019: $0 thousand and 2018: expense of $37 thousand).
Long term incentive plan 2016 (Cash-settled)
The Group's Board of Directors implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stocks were granted on February 2, 2016 and one-third was vested on the second anniversary, one-third on the third anniversary and one-third on the fourth anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2020, no phantom stocks were outstanding. The LTIP 2016 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2016, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2020 was $0.3 million (2019: income of $0.1 million and 2018: income of $0.2 million).
Long term incentive plan 2017 (Cash-settled)
The Group's Board of Directors implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017 and one-third was vested on the second anniversary and one-third on the third anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2020, 16,210 phantom stocks were outstanding. The LTIP 2017 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2017, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2020 was $0.3 million (2019: expense of $22,000 and 2018: expense of $0.2 million).

Long term incentive plan 2018 (Cash-settled)
The Group's Board of Directors implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018 and one-third was vested on the second anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2020, 71,854 phantom stocks were outstanding. The LTIP 2018 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2018, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2020 was $0.4 million (2019: expense of $0.7 million and 2018: expense of $0.5 million).

Transaction Based Incentive Plan 2019 (Cash-settled)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 23 - Share-based payment arrangements (Continued)
The Group’s Supervisory Board has implemented in 2019 a transaction-based incentive plan ("TBIP") for key management personnel. Under the terms of this TBIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the Fair Market Value ("FMV") of one share of the Company multiplied by the number of phantom stock units that have vested prior to the settlement date. The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. The vesting and settlement of the TBIP is spread over a time frame of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when the FMV reaches $12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any), the third tranche of 25% vesting when the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any). In total a number of 1,200,000 phantom stock units were granted on January 8, 2019 and the first tranche of 12% was vested in the first quarter of 2020. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2020, 704,000 phantom stocks were outstanding. The TBIP 2019 qualifies as a cash-settled share-based payment transaction as the Company receives services from the participants and incur an obligation to settle the transaction in cash. The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The compensation income recognized in the consolidated statement of profit or loss during 2020 was $0.4 million (2019: expense of $1.8 million).

Long term incentive plan 2019 (Equity-settled)

The Group’s Supervisory Board has implemented in 2019 an additional long term incentive plan (‘LTIP’) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (‘RSU’s’). The RSU’s vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. In total 152,346 RSU’s were granted on April 1, 2019. As of December 31, 2020, 12,696 RSU’s were vested, however vested RSU’s will not be delivered in shares until the first business day after April 1, 2022. The compensation expense recognized in the consolidated statement of profit or loss during 2020 was $0.1 million.

Long term incentive plan 2020 (Equity-settled)

The Group’s Supervisory Board has implemented in 2020 an additional long term incentive plan (‘LTIP’) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (‘RSU’s’). The RSU’s vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. In total 144,392 RSU’s were granted on April 1, 2020.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 23 - Share-based payment arrangements (Continued)
The liability in respect of its obligations under the LTIP 2016, LTIP 2017 and LTIP 2018 is measured based on the Company’s share price at the reporting date and taking into account the extent to which the services have been rendered to date. One-third of the phantom stocks granted on February 2, 2016 was vested on the second anniversary, one-third on the third anniversary and one-third on the fourth anniversary. As of December 31, 2020, no phantom stocks remained outstanding. One-third of the phantom stocks granted on February 9, 2017 was vested on the second anniversary and one-third on the third anniversary, 16,210 phantom stocks remained outstanding as of December 31, 2020. One-third of the phantom stocks granted on February 16, 2018 was vested on the second anniversary, 71,854 phantom stocks remained outstanding as of December 31, 2020. The Company’s share price was EUR 10.613 at the grant date of the LTIP 2016, EUR 7.268 at the grant date of the LTIP 2017 and EUR 7.237 at the grant date of the LTIP 2018, and was EUR 6.60 as at December 31, 2020.
The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The vesting and settlement of the TBIP is spread over a timeframe of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when the Fair Market Value ("FMV") reaches USD 12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches USD 14 (decreased with the amount of dividend paid since grant, if any), the third tranche of 25% vesting when the FMV reaches USD 16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches USD 18 (decreased with the amount of dividend paid since grant, if any). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. In total a number of 1,200,000 phantom stock units were granted on January 8, 2019 and the first tranche of 12% was vested in the first quarter of 2020. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2020, 704,000 phantom stocks were outstanding.

The inputs used in measurement of the fair value at grant date for the TBIP was as follows:

	TBIP
	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Risk-free interest rate	1.69%	1.69%	1.69%	1.69%
Annual volatility	33.43%	33.43%	33.43%	33.43%
Expected vesting period (years)	3.05	3.38	3.69	3.98

The liability in respect of its obligations under the LTIP 2019 is subject for 75% to a relative TSR (Total Shareholder Return) compared to a peer group over a three years period. Each yearly measurement to be worth 1/3rd of 75% of the award. And subject for 25% to an absolute TSR of the Company’s Shares measured each year for 1/3 of 25% of the award. In total 152,346 RSU’s were granted on April 1, 2019. As of December 31, 2020, 12,696 RSU’s were vested, however vested RSU’s will not be delivered in shares until the first business day after April 1, 2022.
Expenses recognized in profit or loss
For details on related employee benefits expense, see Note 5 and Note 17. The expenses related to the LTIP 2016, LTIP 2017, LTIP 2018, TBIP 2019 and LTIP 2019 (2020: income of $1.2 million, 2019: expense of -$2.5 million and 2018: expense of -0.5 million) are included in employee benefits.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 23 - Share-based payment arrangements (Continued)
Reconciliation of outstanding share options
The number and weighted-average exercise prices of options under the 2015 LTIP are as follows:

(figures in EUR)	Number of options 2020	Weighted average exercise price 2020	Number of options 2019	Weighted average exercise price 2019
Outstanding at January 1	236,590	7.732	236,590	7,732.000
Forfeited during the year	—	—	—	—
Exercised during the year	—	—	—	—
Granted during the year	—	—	—	—
Outstanding at December 31	236,590	7.732	236,590	7.732
Vested at December 31	236,590	—	236,590	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 24 - Group entities

	Country of incorporation	Consolidation method	Ownership interest
			December 31, 2020	December 31, 2019	December 31, 2018
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%
Euronav NV, Antwerp, Geneva (branch office)
Euronav NV, London (branch office)

Subsidiaries
Euronav Tankers NV	Belgium	full	100.00%	100.00%	100.00%
Euronav Shipping NV	Belgium	full	100.00%	100.00%	100.00%
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Antwerp (branch office)
Euronav Ship Management Ltd	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore	Singapore	full	100.00%	100.00%	100.00%
Fiorano Shipholding Ltd	Hong Kong	full	NA	NA	NA
Larvotto Shipholding Ltd	Hong Kong	full	NA	NA	NA
Euronav MI II Inc	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary II Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Management LLC	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary V Inc.	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Maritime Subsidiary VIII Inc.	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Maritime Subsidiary Inc.	Marshall Islands	full	NA	100.00%	100.00%
GMR Zeus LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR Atlas LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR Hercules LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR Ulysses LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR Posseidon LLC	Marshall Islands	full	NA	100.00%	100.00%
Victory Ltd.	Bermuda	full	NA	NA	100.00%
Vision Ltd.	Marshall Islands	full	NA	NA	100.00%
GMR Spartiate LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR Maniate LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR St Nikolas LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR George T LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR Kara G LLC	Liberia	full	NA	100.00%	100.00%
GMR Harriet G LLC	Liberia	full	NA	100.00%	100.00%
GMR Orion LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR Argus LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR Spyridon LLC	Marshall Islands	full	NA	NA	100.00%

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 24 - Group entities (Continued)

GMR Horn LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR Phoenix LLC	Marshall Islands	full	NA	100.00%	100.00%
GMR Strength LLC	Liberia	full	NA	NA	100.00%
GMR Daphne LLC	Marshall Islands	full	NA	NA	100.00%
GMR Defiance LLC	Liberia	full	NA	100.00%	100.00%
GMR Elektra LLC	Marshall Islands	full	NA	NA	100.00%
Companion Ltd.	Bermuda	full	NA	100.00%	100.00%
Compatriot Ltd.	Bermuda	full	NA	100.00%	100.00%
Consul Ltd.	Bermuda	full	NA	NA	100.00%
GMR Agamemnon LLC	Liberia	full	NA	NA	100.00%
Gener8 Neptune LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Athena LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Apollo LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Ares LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Hera LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Constantine LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Oceanus LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Nestor LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Nautilus LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Macedon LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Noble LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Ethos LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Perseus LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Theseus LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Hector LLC	Marshall Islands	full	NA	100.00%	100.00%
Gener8 Strength Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Supreme Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Andriotis Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Militiades Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Success Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Chiotis Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Tankers 1 Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Tankers 2 Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Tankers 3 Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Tankers 4 Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Tankers 5 Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Tankers 6 Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Tankers 7 Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Tankers 8 Inc.	Marshall Islands	full	NA	NA	100.00%

Joint ventures
Kingswood Co. Ltd	Marshall Islands	equity	NA	50.00%	50.00%
TI Africa Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
TI Asia Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Tankers Agencies (UK) Ltd	UK	equity	50.00%	50.00%	50.00%
Tankers International LLC	Marshall Islands	equity	50.00%	50.00%	50.00%
Bari Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	NA
Bastia Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	NA

At December 31, 2020, the Group held 50% of the voting rights in TUKA but held 61% of the outstanding shares that participate in the result of the entity.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 24 - Group entities (Continued)

At December 31, 2020, the Group held 50% of the voting rights in TI LLC but held 59% of the outstanding shares that participate in the result of the entity.

In 2018 two subsidiaries, Fiorano Shipholding Ltd and Larvotto Shipholding Ltd were dissolved.

Due to the merger with Gener8 Maritime Inc. on June 12, 2018 as set out in Note 25, the Group acquired new subsidiaries. Those subsidiaries were used by Gener8 mostly as SPV to own individual vessels. All of the vessels have been transferred to Euronav NV in 2018. The Group intends to liquidate a majority of those subsidiaries as soon as possible. In 2019 the following subsidiaries were dissolved:

Gener8 Maritime Subsidiary V Inc.	GMR Defiance LLC
Gener8 Maritime Subsidiary VIII Inc.	Companion Ltd.
Gener8 Maritime Subsidiary Inc.	Compatriot Ltd.
GMR Zeus LLC	Gener8 Neptune LLC
GMR Atlas LLC	Gener8 Athena LLC
GMR Hercules LLC	Gener8 Apollo LLC
GMR Ulysses LLC	Gener8 Ares LLC
GMR Poseidon LLC	Gener8 Hera LLC
GMR Spartiate LLC	Gener8 Constantine LLC
GMR Maniate LLC	Gener8 Oceanus LLC
GMR St Nikolas LLC	Gener8 Nestor LLC
GMR George T LLC	Gener8 Nautilus LLC
GMR Kara G LLC	Gener8 Macedon LLC
GMR Harriet G LLC	Gener8 Noble LLC
GMR Orion LLC	Gener8 Ethos LLC
GMR Argus LLC	Gener8 Perseus LLC
GMR Horn LLC	Gener8 Theseus LLC
GMR Phoenix LLC	Gener8 Hector LLC
In 2019, Euronav NV, Antwerp, Geneva (branch office), was established and incorporated in the third quarter of 2019.

In the fourth quarter of 2019, two new joint ventures Bari Shipholding Ltd. and Bastia Shipholding Ltd. were incorporated (see Note 26).

In 2020 one joint venture, Kingswood Co. Ltd, was dissolved.

In 2020, Euronav NV, London (branch office), was established and incorporated in the third quarter of 2020.

The Group holds 100% of the voting rights in all of its subsidiaries.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

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

Acquisition related costs

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 25 - Business combinations (Continued)

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

Bank loans
At the time of the merger, Gener8 had three senior secured credit facilities: (i) the KEXIM Credit Agreement, (ii) the Nordea Credit Agreement and (iii) the Sinosure Credit Agreement of which the first two were assumed by Euronav in the merger and the latter was acquired by INSW when they acquired certain subsidiaries owning six VLCCs. Prior to the merger, Gener8 was not in compliance with the interest expense coverage ratio covenant for which they obtained short-term waivers from its lenders. Following the merger, the Kexim Credit Agreement was amended to align the covenants with the other senior credit facilities of the Group, resolving the non-compliance. The Group, in advance negotiations to refinance the Nordea Credit Agreement, decided not to amend this senior secured credit facility and as such, given the non-compliance and remaining duration of the short-term waiver, classified the entire facility as short term. On September 17, 2018, this facility was repaid in full.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 26 - Equity-accounted investees

(in thousands of USD)	December 31, 2020	December 31, 2019
Assets
Interest in joint ventures	51,703	50,322
Interest in associates	—	—
TOTAL ASSETS	51,703	50,322

Liabilities
Interest in joint ventures	—	—
Interest in associates	—	—
TOTAL LIABILITIES	—	—

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 26 - Equity-accounted investees (Continued)

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	27,565	162,763
Offset investment with shareholders loan	3,030	(3,030)
Balance at January 1, 2018	30,595	159,733

Group's share of profit (loss) for the period	16,076	—
Group's share of other comprehensive income	(459)	—
Movement shareholders loans to joint ventures	—	(134,097)

Gross balance	43,182	28,666
Offset investment with shareholders loan	—	—
Balance at December 31, 2018	43,182	28,666

Group's share of profit (loss) for the period	16,460	—
Group's share of other comprehensive income	(720)	—
Dividends received from joint ventures	(12,600)	—
Movement shareholders loans to joint ventures	—	31,713
Initial capital provided to joint ventures	4,000	—

Gross balance	50,322	60,379
Offset investment with shareholders loan	—	—
Balance at December 31, 2019	50,322	60,379

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 26 - Equity-accounted investees (Continued)

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Group's share of profit (loss) for the period	10,917	—
Group's share of other comprehensive income	(2)	—
Dividends received from joint ventures	(7,534)	—
Movement shareholders loans to joint ventures	—	(26,443)
Repayment capital provided to joint ventures	(2,000)	—

Gross balance	51,703	33,936
Offset investment with shareholders loan	—	—
Balance at December 31, 2020	51,703	33,936
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

The decrease in the balance of the shareholders' loan to joint ventures in 2020 is attributable to the repayment of the shareholders loans to TI Africa, Bari Shipholding Ltd. and Bastia Shipholding Ltd., the latter following the sale of the vessel in September 2020.

Joint venture	Segment	Description
Kingswood Co. Ltd	Tankers	Holding company; parent of Seven Seas Shipping Ltd. and liquidated in 2020
Seven Seas Shipping Ltd	Tankers	Formerly owner of 1 VLCC bought in 2016 by Euronav. Wholly owned subsidiary of Kingswood Co. Ltd. and liquidated in 2020
Tankers Agencies (UK) Ltd	Tankers	Parent company of Tankers International Ltd
Tankers International LLC	Tankers	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
Bari Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Bastia Shipholding Ltd	Tankers	Formerly owner of 1 Suezmax, dormant company
TI Africa Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Africa) *
TI Asia Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Asia) *
* FSO Asia and FSO Africa are on a time charter contract to North Oil Company (NOC), the new operator of Al Shaheen field, until mid 2032.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 26 - Equity-accounted investees (Continued)
The following table contains summarized financial information for all of the Group's joint ventures:

	Asset
(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 24)	TI LLC (see Note 24)	Total
At December 31, 2018
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	522	—	154,553	147,962	306	—	303,343
of which vessel	—	—	153,404	146,654	—	—	300,058
Current Assets	—	792	9,119	22,450	351,702	288	384,351
of which cash and cash equivalents	—	696	484	2,561	2,487	—	6,227
Non-Current Liabilities	—	522	130,068	74,171	—	—	204,760
of which bank loans	—	—	70,080	67,551	—	—	137,630
Current Liabilities	6	1	24,400	23,699	349,096	48	397,250
of which bank loans	—	—	23,867	23,015	64,500	—	111,382
Net assets (100%)	516	269	9,205	72,542	2,912	240	85,685

Group's share of net assets	258	134	4,603	36,271	1,774	141	43,182

Shareholders loans to joint venture	—	—	28,665	—	—	—	28,665

Net Carrying amount of interest in joint venture	258	134	4,603	36,271	1,774	141	43,182

Remaining shareholders loan to joint venture	—	—	28,665	—	—	—	28,665

Revenue	—	1	49,129	49,180	749,229	—	847,540
Depreciations and amortization	—	—	(18,209)	(17,933)	(71)	—	(36,213)
Interest Expense	—	—	(3,857)	(3,733)	(2,571)	—	(10,161)
Income tax expense	—	—	(1,585)	(1,611)	(216)	—	(3,412)
Profit (loss) for the period (100%)	(2)	(5)	15,742	15,977	352	10	32,074
Other comprehensive income (100%)	—	—	(477)	(441)	—	—	(918)

Group's share of profit (loss) for the period	(1)	(2)	7,871	7,989	214	6	16,076

Group's share of other comprehensive income	—	—	(239)	(220)	—	—	(459)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 26 - Equity-accounted investees (Continued)

	Asset
(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 24)	TI LLC (see Note 24)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2019
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%

Non-Current assets	530	—	137,426	128,722	944	—	21,833	21,628	311,083
of which vessel	—	—	135,195	128,722	—	—	21,833	21,628	307,377
Current Assets	—	800	10,809	10,001	418,505	267	1,573	5,577	447,531
of which cash and cash equivalents	—	800	1,701	917	3,246	—	—	250	6,913
Non-Current Liabilities	—	525	97,514	49,026	490	—	18,390	18,773	184,718
of which bank loans	—	—	45,567	43,927	—	—	—	—	89,495
Current Liabilities	10	1	26,370	27,318	415,301	51	705	4,328	474,085
of which bank loans	—	—	24,856	23,968	135,000	—	—	—	183,824
Net assets (100%)	520	274	24,351	62,379	3,658	216	4,310	4,104	99,811

Group's share of net assets	260	137	12,175	31,189	2,227	127	2,155	2,052	50,322

Shareholders loans to joint venture	—	—	23,215	—	—	—	18,390	18,773	60,379

Net Carrying amount of interest in joint venture	260	137	12,175	31,189	2,227	127	2,155	2,052	50,322

Remaining shareholders loan to joint venture	—	—	23,215	—	—	—	18,390	18,773	60,379

Revenue	—	8	49,434	49,487	1,307,523	—	938	1,970	1,409,360
Depreciations and amortization	—	—	(18,209)	(17,933)	(67)	—	(273)	(507)	(36,988)
Interest expense	—	—	(4,633)	(4,482)	(3,292)	—	(155)	(202)	(12,764)
Income tax expense	—	—	(1,588)	(1,573)	(243)	—	—	—	(3,405)
Profit (loss) for the period (100%)	(3)	6	15,881	15,743	746	(24)	310	104	32,763
Other comprehensive income (100%)	—	—	(735)	(706)	—	—	—	—	(1,441)

Group's share of profit (loss) for the period	(1)	3	7,941	7,871	454	(14)	155	52	16,460

Group's share of other comprehensive income	—	—	(367)	(353)	—	—	—	—	(720)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 26 - Equity-accounted investees (Continued)

	Asset
(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 24)	TI LLC (see Note 24)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2020
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%

Non-Current assets	—	—	118,337	112,160	720	—	20,079	—	251,296
of which vessel	—	—	118,337	112,160	—	—	20,079	—	250,576
Current Assets	—		10,187	10,176	232,865	243	2,609	514	256,595
of which cash and cash equivalents	—	—	1,138	1,109	3,124	—	1,573	193	7,137
Non Current Liabilities	—		65,355	30,652	276	—	17,271	—	113,554
of which bank loans	—	—	19,929	19,215	—	—	—	—	39,144
Current Liabilities	—		29,277	30,547	228,851	61	2,856	345	291,937
of which bank loans	—	—	25,886	24,961	37,500	—	—	—	88,347
Net assets (100%)	—	—	33,893	61,136	4,458	182	2,562	170	102,401

Group's share of net assets	—	—	16,946	30,568	2,715	107	1,281	85	51,703

Shareholders loans to joint venture	—	—	16,665	—	—	—	17,271	—	33,936

Net Carrying amount of interest in joint venture	—	—	16,946	30,568	2,715	107	1,281	85	51,703

Remaining shareholders loan to joint venture	—	—	16,665	—	—	—	17,271	—	33,936

Revenue	—	—	49,922	49,976	1,478,909	—	12,288	14,131	1,605,227
Depreciations and amortization	—	—	(16,858)	(16,562)	(56)	—	(4,257)	(2,871)	(40,604)
Interest expense	—	—	(3,358)	(3,233)	(1,651)	—	(1,834)	(1,251)	(11,327)
Income tax expense	—	—	(10,397)	(10,135)	(232)	—	—	—	(20,764)
Profit (loss) for the period (100%)	(1)	(1)	9,549	9,855	800	(34)	(1,748)	3,246	21,666
Other comprehensive income (100%)	—	—	(1)	(3)	—	—	—	—	(4)

Group's share of profit (loss) for the period	—	—	4,775	4,927	487	(20)	(874)	1,623	10,917

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 26 - Equity-accounted investees (Continued)

Group's share of other comprehensive income	—	—	—	(1)	—	—	—	—	(2)
Loans and borrowings
On March 29, 2018, TI Asia Ltd. and TI Africa Ltd. entered into a $220.0 million senior secured credit facility. The facility consists of a term loan of $110.0 million and a revolving loan of $110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The Company provided a guarantee for the revolving credit facility tranche. The fair value of this guarantee is not significant given the long term contract both FSOs have with North Oil Company until mid 2032, which results in sufficient repayment capacity under these facilities. Transaction costs for a total amount of $2.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2020 the outstanding balance on this facility was $90.4 million in aggregate.
All bank loans in the joint ventures are secured by the underlying FSO and subject to specific covenants.
The following table summarizes the terms and debt repayment profile of the bank loans held by the joint ventures:

(in thousands of USD)				December 31, 2020			December 31, 2019
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
TI Asia Ltd revolving loan 54M*	USD	libor + 2.0%	2022	22,179	22,179	22,088	34,163	34,163	33,948
TI Asia Ltd loan 54M*	USD	libor + 2.0%	2022	22,179	22,179	22,088	34,163	34,163	33,948
TI Africa Ltd revolving loan 56M*	USD	libor + 2.0%	2022	23,001	23,001	22,908	35,429	35,429	35,212
TI Africa Ltd loan 56M*	USD	libor + 2.0%	2022	23,001	23,001	22,908	35,429	35,429	35,212
Total interest-bearing bank loans				90,360	90,360	89,991	139,183	139,183	138,319
* The mentioned secured bank loans are subject to loan covenants.
Loan covenant
As of December 31, 2020, all joint ventures were in compliance with the covenants, as applicable, of their respective loans.

Interest rate swaps
In 2018, TI Asia and TI Africa entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of $208.8 million (Euronav’s share amounts to 50%) in connection to the $220.0 million facility. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments are measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration between one and two years matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively (see Note 14).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020
Note 26 - Equity-accounted investees (Continued)
Vessels
On November 19, 2019, the group entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Each 50%-50% joint venture company has acquired one Suezmax vessel. The joint ventures have acquired two Suezmax tankers (Bari & Bastia) for a total consideration of $40.6 million. The vessel Bastia was sold on September 15, 2020 for a net sale price of $20.1 million. The Company recorded a capital gain of $0.8 million in the third quarter of 2020 upon delivery to its new owner on September 30, 2020.

There were no capital commitments as of December 31, 2020, December 31, 2019 and December 31, 2018.
Cash and cash equivalents

(in thousands of USD)	2020	2019

Cash and cash equivalents of the joint ventures	7,137	6,913
Group's share of cash and cash equivalents	3,912	3,814

Services
The Group entered into an agreement with its joint venture to manage commercially both vessels by the Group's chartering desk. Furthermore the Group also entered into an agreement to render accounting, assistance and administrative services. In 2020 the Group invoiced a total amount of $667,500 (2019: $18,222).

Furthermore, the joint venture entered into an agreement with the Group to invoice us management fees to do the follow up of the external shipmanagement. In 2020, the joint-venture invoiced the Group $453,600. (2019: $40,050).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 27 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates
1 XXX = x,xxxx USD	December 31, 2020	December 31, 2019	December 31, 2018	2020	2019	2018
EUR	1.2271	1.1234	1.1450	1.1384	1.1213	1.1838
GBP	1.3649	1.3204	1.2800	1.2860	1.2755	1.3374

Note 28 - Subsequent events
In January 2021, Euronav took delivery of the first two of four newbuildings, Delos (2021 – 300,200 dwt) and Diodorus (2021 – 300,200 dwt), which have been purchased in February 2020. In February 2021, Euronav took delivery of the third newbuilding, Doris (2021 – 300,200 dwt) and in March 2021, Euronav took delivery of the fourth newbuilding, Dickens (2021 – 300,200 dwt).

On February 3, 2021, Euronav announced it has entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts. Currently completing construction at the Daehan Shipyard in South Korea, these modern vessels are being acquired for an en-bloc price of $113.0 million. Both vessels are due for delivery in January 2022. The vessels are the latest generation of Suezmax Eco-type tankers. They will be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment systems. The vessels have the structural notation to be LNG Ready. Euronav is working closely with the shipyard to also have the structural notation to be Ammonia Ready. This provides the option to switch to other fuels at a later stage.

On February 23, 2021, Euronav announced that it has entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284) with Taiping & Sinopec Financial Leasing Ltd Co. The vessel was sold for $36.0 million. The Company will record a capital gain of approximately $1.2 million in the first quarter of 2021 upon delivery to their new owners on February 22, 2021. Euronav has leased back the vessel under a 36 months bareboat contract at an average rate of $22,500 per day. At the end of the bareboat contract, the vessel will be redelivered to its owners.

On March 26, 2021, the Supervisory Board proposed the Annual Shareholders' meeting be held on May 20, 2021, to approve a full year dividend for 2020 of $1.40 per share. Taking into account the interim dividends paid based on the Group’s policy to return 80% of the net income to shareholders , no closing dividend will be paid.