Form 20-F
period 2021-12-31
Euronav NV
filed 2022-04-14
CIK 1604481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
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
220,024,713 Ordinary Shares (of which 18,346,732 Treasury Shares) , no par value

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY
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
•Availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future at acceptable rates as well as to comply with the restrictive and other covenants in our financing arrangements;
•Our ability to secure available and future grants and subsidies;
•Our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures;
•Possible acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•Our ability to generate cash to meet our debt service obligations;
•Our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;
•Potential liability from pending or future litigations;
•Significant decrease in spot charter rates that could impact our profitability;
•Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs related to compliance with ESG measures;
•Availability of skilled workers and the related labor costs;
•Increased fuel costs or bunker prices;
•The failure to protect our information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
•Potential cyber-attacks which may disrupt our business operations;
•The state of the global financial markets may adversely impact our ability to obtain additional financing;
•The market value of our vessels are volatile and may decline;
•The length and severity of the ongoing coronavirus (COVID-19) outbreak and governmental response thereto, including its impacts across our business on demand for our vessels, our global operations, counterparty risk as well as its disruption to the global economy;
•The rising threat of a Chinese financial crisis and trade tensions between China and the United States;
•The shift from oil towards other energy sources such as electricity, natural gas, liquefied natural gas or hydrogen;
•Technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsion;
•The imposition of sanctions by the United Nations, U.S., EU, UK and/or other relevant authorities;

•International sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the recent conflict between Russia and Ukraine;
•Any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;
•Fluctuations in currencies, interest rates and foreign exchange rates and the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after June 30, 2023 on any of our debt that reference LIBOR;
•General domestic and international political conditions, including trade wars and disagreements between oil producing countries, including illicit crude oil trades;
•Potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels;
•Vessel breakdowns and instances of off-hire;
•The supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus transportation;
•Reputational risks, including related to climate change;
•Compliance with governmental, tax (including carbon related), environmental and safety regulations and related costs;
•Potential liability from future litigations related to claims raised by public-interest organizations or activism with regard to failure to adapt to or mitigate climate impact;
•Increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
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
•Any non-compliance with the upcoming EC Fit-for-55 regulation and specifically with EU Emission Trading Schemes Maritime and FuelEU Maritime;
•Any non-compliance with the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of a European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;
•New environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•Our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other counties, including the United States;
•Treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•Being required to pay taxes on U.S. source income;
•Effects of new products and new technology in our industry;
•The failure of counterparties to fully perform their contracts with us;
•Our dependence on key personnel;
•Adequacy of insurance coverage;
•Our ability to obtain indemnities from customers;
•Changes in laws, treaties or regulations;
•The inability of our subsidiaries to declare or pay dividends;
•The losses from derivative instruments; and
•The interest rate risks under our debt facilities.

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

Not applicable

B.          Capitalization and Indebtedness

Not applicable

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Investing in our shares involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Risks to us include, but are not limited to, the risk factors described below. Any of the risk factors described below could affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our shares could lose all or part of their investment. You should carefully consider the following information in conjunction with "Risk Factors Summary" provided earlier in this report and the other information contained or incorporated by reference in this report. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

Risks Relating to our Business

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

The main factors that influence demand for tanker capacity include:

•Supply of and demand for oil and petroleum products;
•Changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources or other factors making consumption of oil and petroleum products less attractive;
•Regional availability of refining capacity and inventories compared to geographies of oil production regions;
•National policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
•Global and regional economic and political conditions and developments, armed conflicts including the recent conflict between Russia and Ukraine, terrorist activities, trade wars, public health threats, tariffs embargoes, illicit trades of crude oil and strikes;
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

The factors that influence the supply of tanker capacity include:

•The number of newbuilding orders and deliveries as may be impacted by the availability of financing for shipping activity;
•The degree of recycling of older vessels, depending, amongst other things, on recycling rates and international recycling regulations;
•The number of conversions of tankers to other uses;
•Business disruptions, including supply chain issues, due to natural or other disasters, or otherwise;
•The number of vessels that are out of service, laid up, dry-docked or used as storage units or blocked in port or canal congestions; and
•Environmental concerns and uncertainty around new regulations in relation to amongst others new technologies which may delay the ordering of new vessels.

Declines in oil and natural gas prices or decreases in demand for oil and natural gas for an extended period of time, or market expectations of potential decreases in these prices and demand, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. Sustained periods of high oil prices on the other hand may be destructive for demand. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies or decrease in the demand for oil and natural gas could reduce our revenues and materially harm our business, results of operations and cash available for distribution (see also “Peak oil” below).

A substantial portion of our revenue is derived from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2021, Valero Energy Corporation, or Valero, accounted for 11% of our total revenues in our tankers segment. In addition, our only FSO customer as of December 31, 2021 was North Oil Company. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise.

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

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications. such as if average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. Additionally, compensation under our FSO service contracts is based on daily performance and/or availability of each FSO in accordance with the requirements specified in the applicable FSO service contracts. The charter payments we receive under our FSO service contracts may be reduced or suspended (as applicable) if the vessel is idle, but available for operation, or if a force majeure event occurs, or we may not be entitled to receive charter payments if the FSO is taken out of service for maintenance for an extended period, or the charter may be terminated if these events continue for an extended period. In addition, our FSO service contracts have day rates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, our FSO service contracts include yearly escalation provisions. These provisions are designed to compensate us for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable escalation provisions.

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

Dependency on spot charters.

As of April 1, 2022 we employed 60 of our vessels in either the spot market or in a spot market-oriented tanker pool, including 40 vessels in the Tankers International Pool, in which we were a founding member in 2000, exposing us to fluctuations in spot market charter rates. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast to pick up cargo. The spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (ESG) policies may impose additional costs on us or expose us to additional risks .

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights in recent years, and have placed increasing importance on the implications and social costs of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material and adverse effects on the company’s business and financial condition.

The increase in shareholder proposals submitted on environmental matters and, in particular, climate-related proposals in recent years indicates that we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to implement, monitor, report and comply with wide ranging ESG requirements. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to greenhouse gases and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Moreover, from time to time, in alignment with our sustainability priorities, we aim at establishing and publicly announce goals and commitments in respect of certain ESG items, such as shipping decarbonisation. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established standardized approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

Finally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

We had $1,807.9 million and $1,375.5 million of indebtedness as of December 31, 2021 and December 31, 2020 respectively, and expect to incur additional indebtedness as we further expand our fleet. Borrowing under our credit facilities are secured by our vessels and certain of our and our vessel-owning subsidiaries’ bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Borrowings under our credit facilities and other debt agreements requires us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates.

Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to enable us to satisfy our short-term or medium- to long-term liquidity requirements or to otherwise satisfy our debt obligations, we may have to undertake alternative financing plans, which could dilute shareholders or negatively impact our financial results.

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

Our agreements governing our indebtedness also impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio, which means that the facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan, as a result of which a repayment in the same amount may be required. In addition, certain of our credit facilities will require us to satisfy certain financial covenants, which require us to, among other things, maintain:

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

As of December 31, 2021 and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

We depend on our executive officers and employees, and the loss of their services could, in the short term, have a material adverse effect on our business, results and financial condition.

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

Rising fuel prices may adversely affect our profits.

On the spot market. Fuel is a significant factor in negotiating charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments (such as the recent conflicts between

Russia and Ukraine, which remain ongoing as of the date of this annual report), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC), and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel may therefore become much more expensive in the future and we might not be able to fully recover this increased cost through our charter rates.

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

With the exception of four VLCC vessels and four Suezmax vessels, none of our vessels are equipped with scrubbers and as of January 1, 2020 we have transitioned to burning IMO compliant fuels. We continue to evaluate different options in complying with IMO and other rules and regulations and continue to work closely with suppliers and producers of both scrubbers and alternative mechanisms. We currently procure physical low sulfur fuel oil directly on the wholesale market with a view to secure availability of qualitative compliant fuel and to capture volatility in prices between high sulfur and low sulfur fuel oil. The procurement of large quantities of low sulfur fuel oil implies a commodity price risk because of fluctuations in price between the time of purchase and consumption. Whilst we may implement financial strategies with a view to limiting this risk, we cannot give assurance that such strategies will be successful in which case we could sustain significant losses which could have a material impact on our business, financial condition, results of operation and cash flow. The storage of and onward consumption on our vessels of the procured commodity may require us to blend, co-mingle or otherwise combine, handle or manipulate such commodities which implies certain operational risks that may result in loss of or damage to the procured commodities or the vessels and their machinery.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber-terrorists. Like other global companies, we do experience threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

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

Moreover, cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. It is difficult to assess the likelihood of such threat and any potential impact at this time.

In the highly competitive international market, the Company may not be able to compete effectively for charters.

The Company’s vessels are employed in a highly competitive market. Competition arises from other vessel owners, including major oil companies, national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies which may all have substantially greater resources than us. Competition for the transportation of crude oil and other petroleum products depends on price, location, size, age, condition and the acceptability of the vessel operator to the charterer. The Company believes that because ownership of the world tanker fleet is highly fragmented , no single vessel owner is able to influence charter rates.

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

Euronav has established a detailed counterparty risk policy to set forth processes for avoiding, monitoring, mitigating and effectively managing the risk of default through a credit limit system that restricts the exposure Euronav may have on any single counterparty, as well as other mitigating measures. Counterparty limits are monitored periodically and are calculated taking into account a range of factors that govern the approval of all counterparties, including an assessment of the counterparty’s financial soundness and financial ratings (if any), reputation, compliance and regulatory/legal risk based on current and prospective risk to earnings or assets arising from violations by the counterparty of, or nonconformance with, international sanction lists (such as OFAC, UK Sanctions and Anti-Money Laundering Act, EU Sanction List), laws, rules, regulations, prescribed practices, internal policies and procedures, or ethical standards.

Notwithstanding these measures, the ability of each of our counterparties to perform its payment and other obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances, including as a result of the outbreak of COVID-19 and various expenses. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as oil, such as, but not limited to, access to financing for large cargo amounts.

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

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery. Such volatility may continue as the COVID-19 pandemic continues. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, to which we are a participant, the availability and cost of bank financing for such vessels may be adversely affected.

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
Cargo volumes remained below 2019 levels for most of 2021; though volumes improved during the third and fourth calendar quarter of 2021, buoyed by the return of Asian crude import demand, we saw this recovery came to a halt toward the end of the fourth calendar quarter of the year as a result of restrictions on economic activity and a consequent reduction in both the demand for crude and the supply of export cargoes attributable to the Omicron variant of COVID-19. We cannot guarantee a recovery in freight rate and market activity as a result of the highly unpredictable nature of the COVID-19 pandemic. Please also see “The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.” We face risks attendant to changes in economic environments, changes in margins or interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars”. In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. Although the United States and China successfully reached an interim trade deal in January of 2020 that de-escalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will be successfully implemented is unpredictable. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

Also, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil, such as the Net Zero 2060 initiative and development of shale oil on their own territory, which could impact the need for oil transportation services. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations.

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

A shift in consumer demand from oil towards other energy sources may have a material adverse effect on our business.

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

A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas or hydrogen will potentially affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from 2019 to the 2040s, depending on economics and how governments respond to global warming. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which appears to be accelerating as a result of the COVID pandemic, as well shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

In addition, conditions affecting the world economy generally and the economics of the United States, China and India specifically may result in reduced consumption of oil products, a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

The outlook for global oil and tanker demand is highly uncertain due to the continuing development of the COVID-19 outbreak and its impact on the global economy. Please also see “The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.”

Lack of technological innovation to meet quality and efficiency requirements could reduce our charter hire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new tankers carriers are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charter hire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows financial condition. and ability to pay dividends.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

We currently have six vessels under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other applicable governmental authorities, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares.

Although no vessels owned or operated by us have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the European Union, or other applicable governmental authorities (Sanctioned Jurisdictions) in violation of sanctions or embargo laws during 2021, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, suspension of our license to operate or other sanctions, and our reputation and the market for our ordinary shares could adversely affected

The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time as is the case with the war in Ukraine. Current or future counterparties of ours may be or become affiliated with persons or entities that are now or may in the future be the subject of sanctions imposed by the U.S. Government, the European Union, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are a party or if we are found to be in violation of such applicable sanctions or embargoes, we could face monetary fines, we may suffer reputational harm and our results of operations may be adversely affected.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2021, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in reputational damages, fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.

Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.

Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect both the Company’s ability to charter its vessels and the charter rates payable under any such charters. In addition, Euronav operates in a sector of the economy that is likely to be adversely impacted by the effect of political instability, terrorist or other attacks, war or international hostilities. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the recent conflicts between Russia and the Ukraine.

Recent developments in the Ukraine region and continuing conflicts in the Middle East may lead to additional armed conflicts around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions.

These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

These factors could also increase the costs to the Company of conducting its business, particularly crew, insurance and security costs, and prevent or restrict the Company from obtaining insurance coverage, all of which have a material adverse effect on our business, financial condition, results of operations and cash flows.

The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tanker vessels may deteriorate and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tanker and other shipping sectors, including, among other things:

•Low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•Decreases in the market value of tanker vessels and limited second-hand market for the sale of vessels;
•Limited financing for vessels;
•Loan covenant defaults; and
•Declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2021, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically, in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal and market factors, including lower demand for some of the cargoes we carry, have contributed to lower tanker rates in 2021.

The ultimate extent to which the COVID-19 pandemic impacts our business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, proliferation of variants and increase in the transmissibility of the virus, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of an effective vaccine or treatment, geographic variation in how countries and states are handling the pandemic, how long current restrictions over travel and economic activity in many countries across the globe remain in place over the course of the pandemic, and how quickly and to what extent normal economic and operating conditions may potentially resume.

Effects of the current and any future pandemic may include, among others: deterioration of economic conditions and activity and of demand for oil and other petroleum products; operational disruptions to us (such as but not limited to, crew rotation and crew fatigue) or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance (including access to spare parts), modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities; potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners.

Our international operations expose us to additional costs and legal and regulatory risks, which could have a material adverse effect on our business, results of operations and financial conditions.

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

In addition, international shipping is subject to various security and customs inspections and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us

Dependence on third party service providers.

The Company currently outsources to third party service providers certain management services of its fleet, including certain aspects of technical, commercial and crew management. In particular, the Company has entered into ship management agreements that assign technical and crew management responsibilities to a third party technical manager for 20% of the Company’s fleet and the Company has transferred commercial management of part of its fleet to the TI Pool.

In such outsourcing arrangements, the Company has transferred direct control over technical, crew and commercial management of the relevant vessels, while maintaining significant oversight and audit rights, and must rely on third party service providers to, among other things:

•Comply with their respective contractual commitments and obligations owed to the Company, including with respect to safety, security, quality, proper crew management and environmental compliance of the operations of the Company’s vessels;
•Comply with requirements imposed by the U.S. government, the UN and the EU (i) restricting certain transactions and calls on ports located in countries that are subject to sanctions and embargoes and (ii) prohibiting bribery and other corrupt practices;
•Respond to changes in customer demands for the Company’s vessels;
•Obtain supplies and materials necessary for the operation and maintenance of the Company’s vessels; and
•Mitigate the impact of labor shortages and/or disruptions relating to crews on the Company’s vessels.

The failure of third-party service providers to meet such commitments could lead to legal liability for or other damages to the Company. The third-party service providers the Company has selected may not provide a standard of service comparable to that which the Company would provide for such vessels if the Company directly provided such services. The Company relies on its third-party service providers to comply with applicable law, and a failure by such providers to comply with such laws may subject the Company to liability or damage its reputation even if the Company did not engage in the conduct itself. Furthermore, damage to any such third party’s reputation, relationships or business may reflect on the Company directly or indirectly, and could have a material adverse effect on the Company’s reputation and business.

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

Risks Relating to Legal and Regulatory Matters

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

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships (MARPOL), which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the International Convention for the Control and Management of Ships' Ballast Water and Sediments of the International Maritime Organization (IMO), which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations on Tankers and FSOs” for a discussion of the environmental and other regulations applicable to us.

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

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations on Tankers and FSOs” for a discussion of the environmental and other regulations applicable to us.

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

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention or IOPP renewal survey, existing vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed (keel-laid) on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017. We currently have 21 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial additional costs which may adversely affect our profitability.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, the European Commission and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, taxonomy of ‘green’ economic activities, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, IMO's Marine Environment Protection Committee (MEPC) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

The European Commission has proposed adding shipping to the Emission Trading Scheme (ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organisation responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organisation or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

Territorial taxonomy regulations in geographies where we are operating and are regulatory liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the Non-Financial Reporting Directive (NFRD) prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets tailored and dedicated to shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing.

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

Risk Factors Relating to Tax Matters

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a “passive foreign investment company” (PFIC) for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

We and our subsidiaries continue to take the position that we qualify for either this statutory tax exemption or exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares (5% Shareholders) owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

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

Euronav is also operating vessels under Belgian, French, Greek, Marshall Island and Liberian Flag for which the Company is paying the required tonnage tax in these particular jurisdictions.

There is, however, no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed such as, but not limited to, a global minimum tax, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent such changes would be implemented on the EU level only, the global level playing field may be distorted and put the company in a weaker competitive position compared to its non-EU peer companies.

Risks Relating to Investment in our Ordinary Shares

The price of our common shares has fluctuated in the past, has been volatile and may be volatile in the future, and as a result, investors in our common shares could incur substantial losses.

Our share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.

The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic, regulatory and ESG trends, general market conditions, rumors, fabricated news, business interruptions caused by the outbreak of COVID-19 and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume variability due to various factors, including the prospect of increased interest rates, notable market fluctuations in the first calendar quarter of 2022 to date. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. The price of our common shares has ranged from a price of between $7.75 and $11.11 between January 1, 2021 and December 31, 2021 without any discernible announcements or developments by the company or third parties to substantiate the movement of our stock price. Out stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the ongoing outbreak of the novel COVID-19 virus has caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common shares. The market price for our common shares may be influenced by many factors, including the following:

•Investor reaction to our business strategy;
•Shareholder activism;
•Our continued compliance with the listing standards of NYSE and/or Euronext;
•Regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry, including those related to climate change;
•Variations in our financial results or those of companies that are perceived to be similar to us;
•Our ability or inability to raise additional capital and the terms on which we raise it;
•Declines in the market prices of stocks generally;
•Trading volume of our common shares;
•Shorting activity in relation to our share;
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

In accordance with the authorization granted by a general meeting of shareholders held on 23 June 2021, we have the option but not the obligation until July 2027 of buying our own shares back should we believe there is a substantial value disconnect between the share price and the real value of the Company. During 2021 we bought back shares from June 2021 until December 2021. During 2022 as of the date of this annual report, we did not buy back shares.

As of April 1, 2022 we owned 18,346,732 of our own shares (8,34% of the total outstanding shares). We may continue to buy back our shares opportunistically under the conditions laid down by law and subject to a valid authorization. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

The Supervisory Board’s determination to repurchase shares of our common stock will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Supervisory Board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to repurchase shares at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders. The Supervisory Board may suspend or discontinue this authorization at any time.

Although we have a dividend policy that includes a fixed component, we cannot assure you that we will declare or pay any dividends. The tanker industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.

Our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends or other distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends”, "intermediary dividends" or “repayment of capital”).

Our current dividend policy is as follows: we intend to pay a minimum fixed dividend of at least $0.12 in total per share per year provided the Company has in the view of the Supervisory Board, sufficient balance sheet strength and liquidity combined with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed dividend, the resulting excess income will be considered for allocation to either additional cash dividends, share buy-backs, accelerated amortization of debt or the acquisition of vessels that the Supervisory Board considers at that time to be accretive to shareholders’ value.

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

As part of its distribution policy, the Company will continue to include exceptional capital losses when assessing additional dividends but also continue to exclude exceptional capital gains when assessing additional dividend payments. As part of its distribution policy the Company will not include non-cash items affecting the results such as deferred tax assets or deferred tax liabilities.

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

As of December 31, 2021, our issued (and fully paid up) share capital was $239,147,505.82 which was represented by 220,024,713 shares. As of December 31, 2021, we had:

•201,677,981 ordinary shares outstanding, and
•18,346,732 treasury shares.

By decision at our Shareholders’ Special Meeting held on June 23, 2021, our Supervisory Board has been authorized to acquire a maximum of 10% of the existing shares or profit shares during a period of five years, at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01. Shares bought back by us, can be cancelled or can be held as treasury shares, at the option of the Company.

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
On June 12, 2018 we completed the merger with Gener8 Maritime Inc. (Gener8), a corporation organized under the laws of the Republic of the Marshall Islands whereby Gener8 became our wholly-owned subsidiary. Prior to the merger, Gener8 was a leading U.S.-based provider of international seaborne crude oil transportation services that resulted from a merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, an independent vessel pool manager. At the date of the merger with Gener8, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, six Suezmax vessels, and two LR1 vessels, with an aggregate carrying capacity of approximately 7.4 million deadweight tons or DWT, which included 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at reputable shipyards.
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
For information about the development of our fleet, please see "Item 5. Operating and Financial Review and Prospects—Fleet Development."

B.          Business Overview

We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of April 1, 2022, we owned or operated a modern fleet of 72 vessels (including six chartered-in vessels) with an aggregate carrying capacity of approximately 18.5 million deadweight tons, or dwt, consisting of 41 very large crude carriers, or VLCCs, two V-plus, 27 Suezmax vessels, and two floating, storage and offloading vessels, or FSOs (both owned through 50/50 joint ventures). The average age of our fleet as of April 1, 2022 was approximately 7.93 years for our VLCC fleet and 11.01 years for our Suezmax fleet, as compared to an industry average age as of April 1, 2022 of approximately 10.19 years for the VLCC fleet and 11.1 years for the Suezmax fleet.

We currently charter our vessels on time charters, non-exclusively, to leading international energy companies, such as North Oil Company, or NOC (whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited) and Valero or their respective subsidiaries, although there is no guarantee that these companies will continue their relationships with us.
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

As of April 1, 2022, 20 of our vessels were employed directly in the spot market, 40 of our vessels were employed in the TI Pool, eight of our vessels were employed on long-term charters, of which the average remaining duration is two years, including four with profit sharing components, and our two FSOs owned in joint venture were employed on long-term service contracts. Regarding the two V-Plus vessels, one of them is idle (Europe) and the other one (Oceania) is used for storage.
While we believe that our chartering strategy allows us to capitalize  on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates or need for spot voyages decline.
At times when the freight market may become more challenging, we typically shift our exposure to more time charter contracts to the extent allowed by market conditions and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness.
We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the years from 2010 to 2013, 2018 and again since 2021.
In contrast to a very strong 2020, 2021 has been a very challenging year in terms of financial performance. The VLCC and Suezmax freight rates continued to trade at depressed levels and the expected recovery of the tanker market never materialized due to extended worldwide lockdowns caused by new COVID-19 variants. Furthermore, freight rates were trading in a narrow band without the usual volatility or seasonality.
Another influencing factor was the fact that the oil market was in backwardation, and so there was no need for storage. Oil prices and related bunker prices reached record highs, hence further reducing our earnings.

Our Fleet
Set forth below is certain information regarding our fleet as of April 1, 2022.

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels
Cap Leon	Suezmax	159,049	2003	Samsung		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung		Spot	N/A
Bari	Suezmax	159,186	2005	Hyundai		Spot	N/A
Cap Charles	Suezmax	158,881	2006	Samsung	Valero	Time Charter	May-22
Cap Guillaume	Suezmax	158,889	2006	Samsung		Spot	N/A
Cap Philippe	Suezmax	158,920	2006	Samsung		Spot	N/A
Statia	Suezmax	150,205	2006	Universal		Spot	N/A
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Sienna	Suezmax	150,205	2007	Universal		Spot	N/A
Selena	Suezmax	150,205	2007	Universal		Spot	N/A
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A
Cap Theodora	Suezmax	158,819	2008	Samsung		Spot	N/A
Sapphira	Suezmax	150,205	2008	Universal		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung		Spot	N/A
Sofia	Suezmax	165,000	2010	Hyundai		Spot	N/A
Stella	Suezmax	165,000	2011	Hyundai		Spot	N/A
Captain Michael	Suezmax	157,648	2012	Samsung		Spot	N/A
Maria	Suezmax	157,523	2012	Samsung		Spot	N/A
Cap Corpus Christi	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Pembroke	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cap Port Arthur	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Quebec	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cedar	Suezmax	157,300	2022	Daehan	Vitol	Time Charter	Apr-22
Cypress	Suezmax	157,300	2022	Daehan	Vitol	Time Charter	Apr-22
Daishan	VLCC	306,005	2007	Daewoo		TI Pool	N/A
Dalma	VLCC	306,543	2007	Daewoo		TI Pool	N/A
Hakata	VLCC	302,550	2010	Universal		TI Pool	N/A
Hakone	VLCC	302,624	2010	Universal		TI Pool	N/A
Hirado	VLCC	302,550	2011	Universal		TI Pool	N/A
Sandra	VLCC	323,527	2011	STX		TI Pool	N/A
Sara	VLCC	323,183	2011	STX		TI Pool	N/A
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Simone	VLCC	313,988	2012	STX	Petrobras	Time Charter	Jun-22
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
Hojo	VLCC	302,965	2013	JMU		TI Pool	N/A
Antigone	VLCC	299,421	2015	Hyundai		TI Pool	N/A
Dia	VLCC	299,999	2015	Daewoo	Valero	TI Pool	N/A
Dominica	VLCC	299,999	2015	Daewoo		TI Pool	N/A
Aegean	VLCC	299,999	2016	Hyundai		TI Pool	N/A
Alboran	VLCC	298,991	2016	Hyundai		TI Pool	N/A
Alex	VLCC	299,445	2016	Hyundai		TI Pool	N/A
Alice	VLCC	299,320	2016	Hyundai		TI Pool	N/A

Andaman	VLCC	299,392	2016	Hyundai	TI Pool	N/A
Anne	VLCC	299,533	2016	Hyundai	TI Pool	N/A
Arafura	VLCC	298,991	2016	Hyundai	TI Pool	N/A
Aral	VLCC	299,999	2016	Hyundai	TI Pool	N/A
Desirade	VLCC	299,999	2016	Daewoo	TI Pool	N/A
Donoussa	VLCC	299,999	2016	Daewoo	TI Pool	N/A
Drenec	VLCC	299,999	2016	Daewoo	TI Pool	N/A
Amundsen	VLCC	298,991	2017	Hyundai	TI Pool	N/A
Aquitaine	VLCC	298,767	2017	Hyundai	TI Pool	N/A
Ardeche	VLCC	298,642	2017	Hyundai	TI Pool	N/A
Hatteras	VLCC	297,363	2017	Hanjin Subic	TI Pool	N/A
Heron	VLCC	297,363	2017	Hanjin Subic	TI Pool	N/A
Delos	VLCC	300,200	2021	Daewoo	TI Pool	N/A
Dickens	VLCC	300,200	2021	Daewoo	TI Pool	N/A
Diodorus	VLCC	300,200	2021	Daewoo	TI Pool	N/A
Doris	VLCC	300,200	2021	Daewoo	TI Pool	N/A
Europe	V-Plus	441,561	2002	Daewoo	Idle	N/A
Oceania	V-Plus	441,561	2003	Daewoo	Storage	N/A
Total DWT—Owned Vessels		16,064,395

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Chartered-In Vessels
Nautica	VLCC	307,284	2008	Dalian		TI Pool	Jun-24
Nectar	VLCC	307,284	2008	Dalian		TI Pool	Jun-24
Noble	VLCC	307,284	2008	Dalian		TI Pool	Jun-24
Newton	VLCC	307,284	2009	Dalian		TI Pool	Feb-24
Marlin Sardinia	Suezmax	156,607	2019	New Times Shipbuilding		Spot	Oct-22
Marlin Somerset	Suezmax	156,620	2019	New Times Shipbuilding		Spot	Nov-22
Total DWT Chartered-In Vessels		1,542,363
FSO Vessels
FSO Africa (4)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Sep-32
FSO Asia (4)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Jul-32
Total DWT FSO Vessels		442,000

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

Employment of Our Fleet

Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2022, our fleet is currently expected to have approximately 26,342 available days for hire, of which, as of April 1, 2022, 88.5% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 5.5% are expected to be available to be employed on fixed time charters with a profit sharing element and 6.0% are expected to be available to be employed on fixed time charters without a profit sharing element.

Spot Market

A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of April 1, 2022, we employed 20 of our vessels directly in the spot market.

Tankers International Pool

Euronav principally employs and commercially manages its VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels, or Pool Participants, to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. As of April 1, 2022, the TI Pool was comprised of 58 vessels, including 40 of Euronav’s VLCCs.
By pooling its VLCCs with those of other shipowners, Euronav is able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for its vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. In 2021, TI Pool membership costs were approximately $580.48 per vessel per day (with each vessel receiving its proportional share of pool membership expenses, excluding pool credit line costs).
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
Tankers (UK) Agencies Limited, of which Euronav owns 50% of the outstanding voting shares, is the manager of the pool and is also responsible for the commercial management of the Pool Participants, including negotiating and entering into vessel employment agreements on behalf of the Pool Participants. Technical management of the pooled vessels is performed by each shipowner, who bears the operating costs for its vessels.

Time Charters

Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help Euronav mitigate, in part, its exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, Euronav may when the cycle matures or otherwise opportunistically employ more of its vessels under time charter contracts as the available rates for time charters improve. Euronav may also enter into time-charter contracts with profit-sharing arrangements, which it believes will enable Euronav to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of April 1, 2022, Euronav employed eight of its vessels on fixed-rate time charters with an average remaining duration of two years, including four vessels with profit-sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.

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
Euronav’s VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, excluding voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2021, Euronav paid an aggregate of $8.8 million for the commercial management of Euronav’s vessels operating in the TI Pool.
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

We currently operate all of our vessels in the spot market, either directly or through the TI Pool, or on time charter or service agreement for the FSOs. For our vessels that operate in the TI Pool, Tankers UK Agencies Ltd. (TUKA), the pool manager, is responsible for their commercial management, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels.

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
1.Increased demand prior to Northern Hemisphere winters as heating oil consumption increases, and
2.Increased demand for gasoline prior to the summer driving season in the United States.
Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as many of our vessels trade in the spot market. Seasonal variations in tanker demand will affect any spot market related rates that we may receive.

THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the international oil tanker shipping industry has been provided by Drewry. Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (i) certain information in Drewry’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; and (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. The Company believes and acts as though the industry and market data presented in this section is reliable.
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

In broad terms, the volume of seaborne oil trade is primarily dependent on global and regional economic growth, and to a lesser extent other factors such as changes in regional oil prices. Overall, there is a close relationship between changes in the level of economic activity and changes in the volume of oil moved by sea. With continued strong GDP growth in Asia, seaborne oil trade to emerging Asian markets has been growing significantly. Chinese oil consumption grew at a compound average growth rate (CAGR) of 5.1% from 9.2 million barrels per day (mbpd) in 2011 to 15.2 mbpd in 2021. Asian (excluding China) oil consumption increased at a CAGR of 1.7% during the same period.

The outbreak of COVID-19 severely affected demand of crude oil and refined petroleum products as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products and chemicals fell 9.1% to 3,105 million tons in 2020. Crude oil trade declined 9.4% and oil products trade declined 10.1% during the same period. However, world seaborne tanker trade grew slightly to 3,120 million tons in 2021 mainly due to a sharp recovery in global oil demand. Global oil demand increased 5.6 mbpd in 2021 fueled by robust economic growth, rising vaccination rates and higher mobility levels. Although oil demand and refinery runs have recovered significantly from the lows of April 2020, they have not fully translated into a significant increase in seaborne tanker trade in 2021 as high oil prices due to the OPEC+ production curbs led to a surge in inventory drawdown.

Several countries authorized emergency use of various COVID-19 vaccines and a widespread availability of these vaccines has played a key role in containing the pandemic, which will support the seaborne trade and tanker demand. Global economic recovery coupled with the recent energy crisis, which started in October 2021, has provided the much-needed boost to oil demand which is now expected to return to the 2019 level in 2022. However, a surge in new COVID cases globally since November 2021 has slowed the recovery in global oil demand to some extent.

World GDP and crude oil seaborne trade – 2003 to 2021*
(Percent change year on year)

* Provisional estimates for GDP/Trade
Source: IMF, Global Trade Information Services (GTIS), Drewry

Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is also translating into growing seaborne oil trade distances. For example, a VLCC’s voyage from West Africa to the US Gulf takes 40 days, but a round trip from West Africa to China (a trade which is expanding) takes 65 days, and a round trip from the US Gulf to Far East (a key trade route with growing US crude exports) takes nearly 100 days. The increase in oil trade distances, coupled with increases in world oil demand, has had a positive impact on tanker demand in ton miles (crude and products), which has increased from 10.5 to 12.3 trillion ton miles in the period 2011 to 2021.

Supply in the tanker sector, as measured by its deadweight (dwt) cargo carrying capacity, is primarily influenced by the rate of deliveries of newbuilds from the shipyards in line with their orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion. After a period of rapid expansion, supply growth in the tanker sector moderated in 2013-14 and the overall tanker fleet expanded just 0.6% in 2014, and a relatively modest 2.7% in 2015. However, in 2016, the crude oil tanker fleet expanded 5.8% due to a high level of newbuilding deliveries during the year and lower levels of scrapping. A further round of newbuilding deliveries took place in 2017 and the world tanker fleet increased another 4.8% despite a rise in scrapping in the second half of the year. Record high demolitions kept a check on fleet growth, and global crude tanker fleet expanded by a marginal 0.3% in 2018 despite the delivery of 101 newbuilds with aggregate capacity of 20.3 million deadweight (mdwt). Global world tanker fleet rose 7.1% year on year to 412.3 mdwt in 2019 primarily due to 39.1% year on year increase in deliveries to 28.3 mdwt. Demolitions declined sharply to two mdwt in 2019 compared with 17.4 mdwt in 2018. Global tanker fleet growth has slowed since 2020 and it increased 1.3% in 2020 and 1.6% in 2021 to 425.5 mdwt.

In terms of ordering activity, new tanker orders from 2010 to 2014 were limited due to the lack of available bank financing and a challenged rate environment, which contributed to the total crude tanker orderbook declining to 13.9% of the existing global tanker fleet capacity as of December 2014, compared with nearly 50% of the existing fleet at its peak in 2008. However, new ordering picked up in the VLCC and Suezmax sectors in late 2014 and 2015 because of the continued strength in the tanker freight market and the exemption from compliance to Tier III NOx emission norms for vessels ordered before January 1, 2016. Ordering activity fell substantially in 2016 and only 39 crude tankers were ordered, compared with 244 in 2015. However, ordering activity picked up again in 2017 with 93 new contracts placed for crude tankers during the year. Weak newbuilding prices were one of the main factors stimulating new ordering. Ordering activity took a backseat in a depressed tanker market, and a total of 73 crude tankers were ordered in 2018. The crude tanker orderbook has thinned down significantly from 2019 as deliveries have outpaced new ordering. The orderbook as a percentage of the fleet has slipped from 12.3% at the start of 2019 to 6.9% at the end of January 2022.

The tanker freight market remained buoyant throughout 2015 and the first half of 2016 on the back of favourable supply/demand dynamics. However, in the second half of 2016, rising newbuilding deliveries outpaced the growth in tanker demand, and hence, there was downward pressure on freight rates. A deluge of newbuilding in 2017 aggravated the situation further and rates fell.

For example, the average VLCC spot rate on the Arabian Gulf (AG)-Japan route was US$ 22,617 per day (pd) in 2017 compared with US$ 42,183pd in 2016. Oil tanker freight rates declined in the second half of 2016 and 2017 due to a number of factors, including:
i.A surge in newbuilding deliveries that outpaced the growth in tanker demand in 2016 as well as 2017,
ii.Oil production cuts announced by OPEC and higher compliance by the member countries, and
iii.Reduced stockpiling activity by major Asian economies.

Freight rates across vessel class averaged well below breakeven rates for the first nine months of 2018. Suppressed vessel earnings prompted demolitions and 103 crude tankers with aggregate capacity of 17.4 mdwt were sold to scrapyards in 2018. Sluggish fleet growth—on account of record high demolitions and steady increase in the demand for tankers—improved supply-demand dynamics in the last quarter of 2018 to an extent. Vessel earnings surged substantially in the last four months of 2018. Second-hand asset prices moved up in the fourth quarter of 2018, as a result of higher charter rates.

In 2019, crude tanker freight rates benefited from the US sanctions on Cosco Shipping Tanker (Dalian) Co., geopolitical tensions and tight supply. In addition, crude tanker vessel supply was reduced by 1.2% as vessels moved out of trade to fit scrubbers. New orders were constrained as shipowners wanted more clarity to emerge on the availability of scrubber-fitted vessels and LSFO prices. Scrapping came down sharply as owners wanted to benefit from higher freight rates in the second half of 2019. Second-hand asset prices reacted positively to buoyant charter rates.

Crude tanker freight rates saw a sudden spike in the first half of 2020 due to a surge in demand of VLCCs for floating storage. The global oil demand plunged substantially due to lockdown measure adopted by several major economies. However, the rates have normalized since then as OPEC+ and several other key producers curtailed their production to rebalance the oil market. Freight rates declined in 2021 due to inventory drawdown and more vessels joining the supply from floating storage As of January 2022, one-year time charter rate for a five-year-old VLCC was $18,500pd. An increase in newbuild prices in 2021 despite weak vessel earnings was fueled by the increased bargaining power of shipyards as they received increased ordering from other shipping sectors. Increase in newbuild tanker prices coupled with higher demolition prices resulted in higher secondhand vessel prices in 2021 compared to 2022.

The ongoing conflict between Russia and Ukraine is likely to lead to a shift in trade pattern. In case Russia-Ukraine war persists for long, any possible disruption to crude supply from Russia is expected to hurt global crude oil trade and charter rates in crude tanker market considering the global dependence on Russian oil.
World oil demand and production

In 2019, oil accounted for around one-third of global energy consumption. With the exception of 2008, 2009 and 2020, world oil consumption has increased steadily over the past two decades, as a result of increasing global economic activity and industrial production. In recent years, the growth in oil demand has been largely driven by developing countries in Asia and growing Chinese consumption, but some developed economies also recorded increases in demand between 2014 and 2018. In 2019, world oil demand increased to 100.3 mbpd, which represents a 1.0% increase from 2018 and 17.3% higher than the recent low recorded in 2009 following the global financial crisis of 2008-09. Global oil demand was hampered in 2020 due to COVID-19-related demand slump. However, the easing of mobility restrictions and resumption of economic activities coupled with the launch of several Covid vaccines, have supported the global oil demand in 2021. The global oil demand increased from 90.9 mbpd in 2020 to 96.5 mbpd in 2021.

World oil consumption: 2011 to 2021
(Million barrels per day)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021*	CAGR
												2011-21
North America	24.0	23.6	24.1	24.2	24.6	24.9	25.1	25.7	25.7	22.4	24.1	0.1%
Europe - OECD	14.3	13.8	13.6	13.5	13.8	14.0	14.4	14.3	14.3	12.4	13.0	-0.9%
Pacific	8.1	8.6	8.3	8.1	8.1	8.1	8.2	8.0	7.8	7.1	7.4	-0.9%
Total OECD	46.4	46.0	46.0	45.8	46.4	47.0	47.7	48.0	47.7	42.0	44.5	-0.4%
Former Soviet Union	4.4	4.5	4.7	4.7	4.6	4.4	4.5	4.7	4.8	4.5	4.8	0.8%
Europe - Non OECD	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.7	0.8	0.9%
China	9.2	9.8	10.3	10.8	11.6	12.0	12.5	13.0	13.7	13.9	15.2	5.1%
Asia (exc China)	11.1	11.4	11.8	12.0	12.4	13.2	13.7	14.0	14.3	12.6	13.2	1.7%
Latin America	6.3	6.4	6.7	6.8	6.7	6.5	6.4	6.2	6.2	5.6	6.0	-0.5%
Middle East	7.4	7.7	7.9	8.4	8.4	8.4	8.4	8.3	8.3	7.7	8.0	0.8%
Africa	3.4	3.7	3.9	3.8	4.3	4.2	4.2	4.3	4.3	3.8	4.0	1.7%
Total Non-OECD	42.5	44.2	45.9	47.2	48.5	49.4	50.4	51.3	52.3	48.9	51.8	2.0%
World Total	88.9	90.2	91.9	93.0	95.0	96.4	98.1	99.2	100.0	90.9	96.4	0.8%

 *Provisional estimates; Source: IEA

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

Global trends in oil production have generally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play an integral role in determining production levels and tie in with the seasonal peaks in demand. Changes in world crude oil production by region from 2011 to 2021 are shown in the table below.

World oil production: 2011 to 2021
(Million barrels per day)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021*	CAGR
												2011-21
North America	14.6	15.8	17.1	19.1	20.0	19.5	20.3	23.0	24.7	23.8	24.3	5.2%
FSU#	13.6	13.7	13.9	13.9	14.0	14.2	14.4	14.6	14.6	13.5	13.8	0.1%
OPEC	35.6	37.6	36.7	37.5	38.2	39.6	39.5	37.4	34.9	30.8	31.6	-1.2%
Asia	7.8	7.8	7.7	7.6	7.9	7.6	7.3	7.2	7.2	7.5	7.5	-0.4%
Other	16.8	16.0	16.0	15.8	16.5	16.1	15.9	18.2	19.1	18.3	17.7	0.5%
Total	88.4	90.9	91.4	93.8	96.6	97.0	97.5	100.3	100.6	93.9	94.9	0.7%
*Provisional estimates, #Former Soviet Union; Source: IEA

At the beginning of 2021, proven global oil reserves totaled 1,732 billion barrels – about 54 times the current rates of annual production (based on 2020 crude production). These reserves tend to be located in regions far from the major consuming countries separated by large expanses of water, and this geographical barrier creates the demand for crude tanker shipping. However, the development of light tight oil (LTO) or shale oil reserves in the US had a negative impact on the volume of US crude oil imports as well as the demand for crude tankers from 2004 to 2014. However, rising US crude exports on long-haul routes to China and India is good news for shipowners as every additional barrel exported from the country will open avenues for equal imports as the US is a net importer of crude oil.

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

The first shipments of the US crude were sent to Europe immediately after the lifting of the ban, and since then, other destinations have followed. The US exported 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for the US crude producers as the country exported crude to every major importer, including China, India, South Korea and several European countries. In October 2017, US crude exports surpassed two mbpd, and on average, the country’s crude exports more than doubled in 2017 to 1.2 mbpd. The US crude exports jumped further to 2.1 mbpd in 2018 and 3.0 mbpd in 2019 on the back of rising domestic crude oil production and nearly flat domestic demand. US crude oil exports increased slightly to 3.2 mbpd in 2020 as the outbreak of COVID-19 and steep decline in crude oil prices in 2020 adversely affected oil production, thereby reducing exports momentum. US crude exports continued to decline in 2021 due to lower crude oil production. US crude oil export is still well below the exports of major exporters such as Saudi Arabia, Russia and other Middle Eastern exporters. Nevertheless, the US Gulf to Asia could be a key trading route for VLCC with growing US exports.

US crude oil production and US crude oil exports: 2011-2021

Source: JODI

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

Overall, the volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2021 is provisionally estimated at 1.9 billion tons or 66.6% of all seaborne oil trade (crude oil and refined petroleum products). The chart below illustrates changes in global seaborne movements of crude oil between 1983 and 2021.

Seaborne crude oil trade development: 1983 to 2021
(Million tons)
Source: GTIS, Drewry

World seaborne oil trade is the result of geographical imbalances between areas of oil consumption and production. Historically, certain developed economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East and Africa, oil consumption during 2011 to 2021 grew at annual rates of 1.4%, and at an annual growth rate of 5.1% in the case of China. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances as more oil is being transported on long-haul routes.

Regional oil consumption growth rates: 2011 to 2021
(CAGR – Percent)
Source: IEA, Drewry

Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, the rising demand for oil will have to be satisfied by increased imports.

Oil consumption per capita: 2021
(Tons per capita)

Source: IEA, Drewry

In the case of China and India, seaborne crude oil imports have risen significantly in the last decade in order to meet an increasing demand for energy. During 2010 to 2020, Chinese crude oil imports increased from 239.3 to 542.4 million tons and Indian imports increased from 155.6 to 181 million tons. Conversely, Japanese imports declined from 178.7 to 119.9 million tons over the same period. In the US, crude oil imports declined between 2007 and 2015, but in 2016, the trend was reversed and average US crude imports increased 0.5 mbpd due to declining shale output. In 2017, US imports inched up by another 0.4% to reach 7.9 mbpd on the back of rising crude oil consumption. In 2018, the US crude oil imports declined 2.5% year on year to 7.8 mbpd, whereas the country’s crude oil imports declined 12.6% year on year to 6.8 mbpd in 2019. US crude oil imports declined 13.6% year on year to 5.9 mbpd in 2020. US crude oil imports have declined in the last three years on account of the country’s rising crude oil production. In 2020, crude oil imports for almost all countries have been adversely impacted by the pandemic.
Asian countries – Crude oil imports: 2011 to 2021
(Million tons)

* Provisional estimates
Source: JODI, Drewry

A vital factor, which is affecting both the volume and pattern of world oil trades, is the shift in global refinery capacity from the developed to the developing world, which is increasing the distances from oil production sources to refineries. The distribution of refinery throughput by region from 2011 to 2021 is shown in the following table.

Oil refinery throughput by region: 2011 to 2021
(‘000 barrels per day)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021*	CAGR %
												2011-2021
North America	17,652	17,949	18,255	18,643	18,887	18,714	19,114	19,224	18,976	16,500	17,700	0.0%
S. & Cent. America	5,157	4,761	4,895	4,839	4,666	4,395	4,113	3,808	3,512	3,000	3,200	-4.7%
Europe & Eurasia	19,239	19,342	18,914	19,148	19,705	19,387	19,763	19,710	19,612	17,100	17,600	-0.9%
Middle East	7,091	7,253	7,176	7,323	7,673	7,886	8,228	8,514	8,537	6,900	7,500	0.6%
Africa	2,155	2,202	2,221	2,189	2,096	2,074	2,049	2,065	2,051	1,900	1,800	-1.8%
Australasia	735	708	692	639	536	541	527	581	577	590	570	-2.5%
China	8,686	9,199	9,599	10,155	10,684	11,084	11,656	12,483	13,432	13,400	14,000	4.9%
India	4,085	4,302	4,462	4,475	4,561	4,930	5,010	5,154	5,119	4,499	4,809	1.6%
Japan	3,410	3,400	3,453	3,289	3,258	3,280	3,215	3,059	3,047	2,507	2,465	-3.2%
Other Asia Pacific	7,355	7,477	7,370	7,307	7,770	8,008	8,240	8,363	8,126	8,004	7,956	0.8%
Total World	75,564	76,593	77,038	78,009	79,836	80,299	81,914	82,961	82,990	74,400	77,600	0.3%

*    Provisional estimates
Source: BP, IEA, Drewry

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

Oil refinery throughput by region: Growth rates 2011 to 2021
(CAGR – Percent)

Source: BP, IEA, Drewry

As a result of changes in trade patterns, as well as shifts in refinery locations, average voyage distances in the crude sector have increased. From 2011 to 2021, ton-mile demand in the crude tanker sector grew from 7.9 to 9.2 trillion ton miles. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).
Crude oil tanker demand: 2011 to 2021

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021*	CAGR %
												2011-21
Seaborne Crude Trade - Million Tons	1,941	1,988	1,920	1,904	1,974	2,060	2,121	2,116	2,059	1,885	1,883	-0.3%
Ton Mile Demand - Billion Ton Miles	7,881	8,754	8,827	8,840	9,035	9,602	10,082	10,225	9,954	9,318	9,204	1.6%
Average Voyage Length - Miles	4,061	4,403	4,597	4,644	4,578	4,660	4,754	4,833	4,834	4,943	4,888	1.9%
*    Provisional estimates

Source: Drewry

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

The use of large tankers for offshore storage rebounded somewhat in 2016 on account of logistical considerations, marketing issues and inventory drawdown. Similar patterns were seen when floating storage peaked in June 2017, when more than 200 million barrels were reported to be stored in crude tankers. Floating storage declined gradually in the second half of 17. Production cuts pursued by OPEC, Russia and its allies encouraged inventory drawdown and floating storage dropped further in 2018. In 2019, demand for floating storage increased as owners stored LSFO and HSFO to avoid uncertainty of availability of these fuels and hedge them from price increase. Demand for VLCC for oil storage increased as well with 28 VLCCs being used in the Middle East Gulf to store oil.

In early 2020, the oil supply shock as a result of the price war between Russia and Saudi Arabia coupled with demand destruction due to the outbreak of COVID-19 led to a sharp decline in crude oil prices and a contango in oil futures. The demand for VLCCs for floating storage surged with arbitrage opportunities in the oil market and operational limitations of several oil producers. As of January 2022, nearly 54 VLCCs were employed in floating storage, which account for ~6.3% of the fleet. This figure was lower than the 105 VLCCs deployed for floating storage at the peak of the contango opportunities in oil market in April 2020, indicating a declining trend in on-the-water storage of crude oil.
Geopolitical risk and impact on crude trade

The ongoing conflict between Russia and Ukraine is likely to lead to a shift in trade pattern. In case Russia-Ukraine war persists for long, any possible disruption to crude supply from Russia is expected to hurt global crude oil trade and charter rates in crude tanker market considering the global dependence on Russian oil. Russia is the third largest oil producer and the second largest exporter of crude and it will be difficult to replace Russian crude oil export share with other countries. Also, prolonged high crude oil price is likely to adversely affect the global oil demand, thus affecting the trade.

Crude tanker fleet overview

The world crude tanker fleet is generally classified into three major types of vessel categories, based on carrying capacity. The main crude tanker vessel types are:

•VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or around two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the US Gulf or the Caribbean. Tankers in excess of 320,000 dwt are known as Ultra Large Crude Carriers (ULCCs), although for the purposes of this report, they are included within the VLCC category.

•Suezmax tankers, with an oil cargo carrying capacity of about 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or around one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones. Within the Suezmax sector, there are a number of product and shuttle tankers (shuttle tankers are specialized ships built to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries and are often referred to as ‘floating pipelines’), which do not participate in the crude oil trades.

•Aframax tankers, with an oil cargo carrying capacity of around 80,000 to 120,000 dwt (or about 500,000 barrels). Aframax tankers are employed in shorter regional trades, mainly in Northwest Europe, the Caribbean, the Mediterranean and Asia.

There are also a relatively small number of ships below 80,000 dwt which operate in crude oil trades. However, many operate in cabotage type trades, and therefore, do not form part of the open market. For this reason, the following analysis of supply concentrates on the VLCC, Suezmax and Aframax vessels. As of January 31, 2022, the crude tanker fleet consisted of 2,058 vessels with a combined capacity of 421.4 mdwt.

Crude oil tanker fleet – January 31, 2022

Vessel Type	Deadweight Tons	Number of	% of Fleet	Capacity	% of Fleet
	(Dwt)	Vessels		(Million Dwt )
VLCC	200,000 +	851	41.4	262.4	62.3
Suezmax	120-199,999	561	27.3	88.1	20.9
Aframax	80-119,999	646	31.4	70.9	16.8
Total		2,058	100.0	421.4	100.0
Source: Drewry

The table below shows principal routes for crude oil tankers and where these vessels are deployed.

Crude oil tankers – Typical deployment by size category

Area	Trade route	Haul	Vessel type
			VLCC	Suezmax	Aframax

Inter-regional	MEG(1) - Asia	Long	X	X	X
	MEG - N. America		X
	MEG - Europe - Suez(2)			X
	W. Africa(3) - N. America		X	X	X
	W. Africa - Asia		X	X
	US Gulf - Asia		X	X
	MEG - Europe - Cape (4)		X
	W. Africa - Europe			X	X
	NS(5) - N. America				X
	MEG - Pacific Rim		X	X
Intra-regional	North Sea	Medium		X	X
	Caribbean			X	X
	Mediterranean			X	X
	Asia - Pacific			X	X

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

Principal VLCC and Suezmax seaborne crude oil trades

Source: Drewry

VLCC/Suezmax fleet development

After growing at a record 6.5% year on year in 2019, crude tanker fleet growth moderated to 3.1% year on year in 2020 to 417.6 mdwt and 1.6% in 2021 to 425.5 mdwt. Deliveries declined by 46.1% year on year as orderbook was small. Demolition also declined 18.8% year on year in 2020 as sharp decline in bunker prices made life easy for old vessels. Global tanker fleet expanded 1.4% (based on capacity) in 2021 mainly due to high demolitions. Weaker market conditions favored demolitions with the opening of scrapyards and higher scrap prices. The year 2021 witnessed the highest number of crude tankers being scrapped during the last three years, but the fleet expanded as deliveries exceeded demolitions. An unprecedented surge in freight rates in 1H20 also kept scrapping activity muted. Moreover, activity in ship-breaking yards in Southeast Asia was also hampered by the lockdowns and corresponding volatility in steel prices.

VLCC & Suezmax fleet development: 2011 to 2022*
(Year on year percentage growth: mdwt)

* as of January 31, 2022
Source: Drewry

The chart below indicates the volume of new orders placed in the VLCC and Suezmax sectors from 2011 to January 2022. Tight supply-demand dynamics in the tanker market, firm freight rates and exemption from compliance to Tier III NOx emission norms for vessels ordered before January 1, 2016, were the reasons for high new ordering activity in 2015, and a total of 62 VLCCs and 51 Suezmaxes contracts were placed during the year. New ordering activity then declined in 2016, with only 14 VLCCs ordered during the year compared with 62 during 2015. Ordering activity picked up again in 2017 as shipowners took advantage of low newbuild prices to embark on fleet renewal. However, newbuilding activity took a back seat in the depressed freight market, and 39 VLCCs and 12 Suezmaxes were ordered in 2018 compared with 48 VLCCs and 19 Suezmaxes in 2017. Uncertainty over the price and availability of new bunker fuel resulted in lower orders in 2019. New orders remained subdued in 2020 and 2021. Apart from the weak market outlook, the upcoming IMO regulations on decarbonisation are holding back newbuilding activity as the new regulations will affect the choice of propulsion systems and fuels in the future.

VLCC/Suezmax new orders – 2011 to 2022*
(‘000 Dwt)

* as of January 31, 2022
Source: Drewry

In the last few years, delays in new vessel deliveries, often referred to as ‘slippage’, have become a regular feature of the market. Slippage is the result of a combination of several factors, including cancellations of orders, issues in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over-optimistic delivery times, and in some cases, shipyards experiencing financial difficulty. A number of Chinese yards, including yards at which crude tankers are currently on order, are experiencing financial problems which have led to both cancellations and delays in deliveries. New order cancellations have been a feature of most shipping markets during the market downturn. For obvious reasons, shipyards are reluctant to openly report such events, making the tracking of the true size of the orderbook at any given point in time difficult. The difference between actual and scheduled deliveries reflects the fact that orderbooks are often overstated. Slippage has affected both the VLCC and Suezmax sectors. The table below indicates the relationship between scheduled and actual deliveries for both asset classes from 2011 to 2021. Since slippage has occurred in recent years, it is not unreasonable to expect that some of the VLCC and Suezmax tankers currently on order will not be delivered on time.

VLCC/Suezmax tankers: Scheduled versus actual deliveries
(mdwt)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
VLCC
Scheduled Deliveries	26.4	22.4	17.8	9.9	8.7	20.5	16.5	15.6	21.1	12.9	10.8
Actual Deliveries	19.1	15.4	9.5	7.6	5.7	14.3	15.2	12.1	21.1	11.3	10.8
Slippage Rate (%)	27.6	31.4	46.5	22.7	35.1	29.9	7.8	22.2	0.0	12.3	0.0

Suezmax	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Scheduled Deliveries	10.9	11.2	10.4	4.7	2.6	6.5	11.5	5.8	4.8	3.3	3.6
Actual Deliveries	6.6	7.4	4.6	1.3	1.7	4.1	7.8	4.4	4.0	2.8	3.2
Slippage Rate (%)	39.1	34.1	56.1	73.2	35.5	36.7	31.9	25.3	17.6	14.7	13.0

Source: Drewry

In 2021, VLCC and Suezmax deliveries amounted to 10.8 and3.2 mdwt respectively, compared with 11.3 and 2.8 mdwt respectively in 2019. As a result of these deliveries and demolition, the VLCC fleets expanded 2.1%, while Suezmax fleet declined 0.3% in 2021.
VLCC/Suezmax tanker deliveries: 2011 to 2022*
(‘000 Dwt)

* as of January 31, 2022
Source: Drewry

At its peak in 2008, the VLCC and Suezmax tanker orderbooks were each equivalent to 50% of the existing fleets, which led to high levels of new deliveries in both sectors between 2009 and 2012. The orderbook as a percentage of the existing fleet declined in the period 2010-13 due to low levels of new ordering. However, with the upturn in new ordering activity in 2014 and 2015, the VLCC and Suezmax orderbook to fleet ratios rose to 19.4% and 24.7% respectively in December 2015. As a result of lower levels of new ordering and elevated deliveries during 2016-19, the orderbooks for VLCC and Suezmax vessels as of January 31, 2021 were equivalent to 7.0% and 8.1% of the existing fleets, respectively. The VLCC and Suezmax orderbook to fleet ratio are at their lowest level since 2008.

VLCC & Suezmax orderbook
(Percent of existing fleet)

* as of January 31, 2022
Source: Drewry

As of January 31, 2021, the total crude tanker orderbook consisted of 137 vessels with aggregate capacity of 29.3 mdwt. The orderbook for Suezmax tankers was 32 vessels representing 5.1 mdwt (excluding shuttle tankers), and for VLCCs, the orderbook was 65 vessels representing 19.7 mdwt.

Crude oil tanker (1) orderbook – January 31, 2022

Size Dwt	Existing Fleet			Scheduled Deliveries								Total Orderbook		% Existing Fleet
				2022		2023		2024		2025
	No.		m dwt	No.	m dwt	No.	m dwt	No.	m dwt	No.	m dwt	No.	m dwt	No	Dwt
VLCC	200,000 +	851	262.4	41	12.4	24	7.3	0	0.0	0	0.0	65	19.7	7.6%	7.5%
Suezmax	120-199,999	561	88.1	24	3.8	7	1.1	1	0.2	0	0.0	32	5.1	5.7%	5.8%
Aframax	80-119,999	646	70.9	23	2.6	16	1.8	1	0.1	0	0.0	40	4.6	6.2%	6.4%
Total		2,058	421.4	88	18.8	47	10.2	2	0.3	0	0.0	137	29.3	6.7%	7.0%

(1)Excludes product tankers and shuttle tankers

Source: Drewry

Tanker supply is also affected by vessel scrapping. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade it to maintain its ’in-class’ status. Often, particularly when tankers reach about 25 years of age, the costs of conducting the class survey and performing required repairs become economically inefficient. In recent years, most oil tankers that have been demolished were between 25 and 30 years of age. Average demolition age of VLCC has been around 21 years. High scrap prices also influence the scrapping, particularly when freight rates are weak.

In addition to vessel age and scrap prices, scrapping activity is influenced by freight markets. During periods of high freight rates, demolitions tend to decline and the opposite occurs when freight rates are low. The chart below indicates that vessel scrapping was much higher from 2010 to 2014 than in the preceding five years. Firm freight rates in 2015 and 2016 also encouraged shipowners to defer the scrapping of older vessels, and demolitions in these two years were substantially lower compared with those during 2010 and 2014. However, weak freight rates in the third quarter of 2017 accelerated demolitions and a total of 58 crude tankers totaling 8.5 mdwt were sold to scrapyards in 2017. Scrapping activity touched a record high as a weak freight market forced shipowners to phase out vessels below 20 years of age. Consequently, 108 crude carriers aggregating 18.6 mdwt were demolished in 2018. In 2019, demolitions remained muted as shipowners preferred holding on their old vessels due to higher freight rates in the second half of 2019. Scrapping in 2020 continued to be muted due to a sharp decline in bunker prices and surge freight rates in the first half of 2020. Moreover, activity in ship-breaking yards in Southeast Asia was also hampered by the lockdowns and corresponding volatility in steel prices. Lower freight rates in the second half of 2020 failed to underpin scrapping activity as many old vessels were employed in oil storage. Demolition surged in 2021 due to weak tanker earnings and high scrap prices with 65 crude tankers aggregating 9.9 million dwt being sold to scrapyards. Demolition prices increased 58.1% between the fourth quarter of 2020 and the fourth quarter of 2021 to $598/ LDT..

Crude oil tanker scrapping: 2011 to 2021
(‘000 Dwt)

Source: Drewry

Ballast water management convention
All deep-sea vessels engaged in international trade are required to have ballast water treatment system before September 8, 2024. For a VLCC tanker, the retrofit cost could be as much as $2.0 million per vessel, including labor. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after Ballast Water Management Convention came into force in 2019.

IMO 2020 regulation on low sulfur fuel

The second regulation, which came into force on January 1, 2020, and impacted vessel supply particularly in 2020, is the drive to introduce low sulfur fuels. For many years, heavy fuel oil (HFO) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO is extremely high and is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), a significant source for acid rain as well as respiratory diseases.

The IMO, the governing body of international shipping, has made a decisive effort to shift the industry away from HFO to cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (ECAs) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel, are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (ppm). In the lead-up to 2020, when the shipping industry started to prepare for a new low sulfur norm, two factors were closely considered: 1) the spread between (expensive) very low-sulfur fuel and (cheaper) high-sulfur fuel and, 2) scrubber retrofitting activity. Starting 2020, high and low sulfur fuel demand from marine sector reported significant variation. The HSFO and LSFO price spread largely oscillated between $300 and $350 per metric tonne during the initial days and hovered around $190-200 per tonne in February 2020. Despite the initial speculation, the shipping industry did not see any systemic shortage of the new low sulfur fuel, which came out as a relief. The premium commanded by low sulfur fuel reduced to around $60 per tonne by December 2020 as the availability of compliant fuel is not an issue due to reduced demand and increased supply across major bunkering ports. Overall, installation of scrubbers and new fuel regulations turned out to be a non-event in the backdrop of COVID-19 and low bunker prices. However, the recent increase in crude oil prices since June 2021 and corresponding widening in the spread, should be giving some respite to shipowners who invested in scrubber previously.

IMO GHG strategy

The IMO has been devising strategies to reduce greenhouse gases (GHG) and carbon emissions from ships. According to the announcement in 2018, the IMO plans to initiate measures to reduce CO2 emissions intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements, energy saving technology and encouraging shipowners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of the ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. Although the current macroeconomic environment is the main deterrent, IMO-related uncertainty is also a key factor preventing ship owners from placing new orders, as the vessels with conventional propulsion system may have a high environmental compliance cost and possible faster depreciation in asset values in the future. Some shipowners have decided to manage this risk by ordering LNG-fueled/methanol ships in order to comply with stricter regulations that may be announced in future.

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and are expected to come into force on November 1, 2022, with the requirements for Energy Efficiency Existing Ship Index (EEXI) and Carbon Intensity Indicator (CII) certification, effective January 1, 2023. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index baseline).

On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (SEEMP). A ship rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved. To reduce carbon intensity, shipowners can switch from oil to alternative fuels such as LNG or methanol. Some marine fuels such as ammonia and hydrogen have zero-carbon content. In the long term, ammonia can emerge as a cost-effective alternative fuel but in the short term, it seems unviable. Other options include propeller upgrading/polishing, hull cleaning/coating and retrofitting vessels with the wind-assisted propulsion system. Reducing ship speeds also helps in complying with the regulations as it lowers fuel consumption, and it is easy to implement.

In addition to the IMO regulation, the EU has proposed a set of proposals including the EU Emissions Trading System and FuelEU Maritime Initiative. It lays down rules regarding GHG intensity of energy used on-board all ships arriving in the EU. It aims to reduce GHG emission by 26% by 2040 and 75% by 2050 compared to 2020 level. It also makes it obligatory for ships to use on-shore power supply or zero-emission technology in ports in the EU. These initiatives are applicable to 50% of the emission from voyages arriving at or departing from an EU port. All shipowners trading in the European waters will need to comply with these regulations.

The emission control regulations are likely to slow the speed of the vessels in next few years. Consequently, it will lead to a reduction in the supply of ships and therefore, in the short to medium-term, it will benefit shipowners with younger fleets as charter rates should potentially increase with lower supply of ships. In the long-term, the ships may switch to alternative low/zero carbon fuels to comply with emission regulations.

Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there has been several developments towards it such as Sea Cargo Charter, Poseidon Principles (for ship finance banks) and Poseidon Principles for Marine Insurance. In addition, there has been several industry led initiatives to facilitate movement towards low/zero-carbon shipping such as Getting to Zero Coalition, The Castor Initiative for Ammonia, Global Centre for Maritime Decarbonization and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

Alternative fuels for shipping

The IMO has a target to reduce GHG emissions by 50% in 2050. This cannot be achieved with the low sulfur fuel and so has encouraged innovation in alternative fuels. IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo. However, LNG is used as a fuel in LNG vessels and also in other vessels. Hydrogen and ammonia are in the initial stages of development as marine fuel. LNG is expected to remain as a preferred alternative fuel in the near to medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet IMO 2050 decarbonization target and methane slips continue to be a heavily debated issue. Another drawback is that LNG propulsion requires an LNG capable engine which, would require additional capex and increased fuel storage space. Biofuel could emerge as a preferred alternative fuel because of its successful trials, especially considering that no major modification of engine is needed, and therefore, no significant additional capex is required.

Energy transition

Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 84.3% in 2019 with the share of oil remaining stagnant at around 33% during this period. However, the energy transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (EVs), even though their share in total sales was 2.5% in 2019. As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonization will also impact the global oil demand going forward. The demand for naphtha is likely to remain robust and will be the key driver of global trade in crude and refined petroleum products.

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
The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handysize market, as compared with the tanker market as a whole. The chart below illustrates monthly changes in TCE rates for VLCC and Suezmax tankers during January 2011 to January 2022.
VLCC TCE saw a spike during the first half of 2020 due to a surge in demand for VLCCs for floating storage when the global oil demand plunged substantially as a result of the lockdown measures adopted by several major economies to curb the spread of COVID-19. This led to unprecedented oversupply of crude oil. As a result, the average VLCC TCE rate spiked to about $200,000 per day in April 2020. However, the production cut by OPEC+ and other major companies has facilitated the gradual clearing of supply glut and TCE rates came down to $15,800 per day in December. High inventories of crude and refined products, as well as the second wave of COVID-19, has dented the crude oil trade and tonnage demand. Meanwhile, the return of vessels from floating storage has inflated vessel supply. In 2021, freight rates declined on account of inventory drawdown and more VLCCs joining the supply from floating storage.

VLCC/Suezmax tanker Time Charter Equivalent (TCE) Rates: 2011 to 2022*
(US$/Day)

* Up to January 2022
Source: Drewry

After a weak phase between 2009 and the first half of 2014, tanker freight rates started rising in the second half of 2014, the main stimulus being the fall in oil prices and rising oil consumption. In addition, key oil-importing countries, such as India and China, started building Strategic Petroleum Reserves (SPRs).

In the fourth quarter of 2015, VLCC spot rates surged, benefiting from seasonal demand and low growth in the global crude tanker fleet. However, a wave of newbuilding deliveries in 2016 outpaced demand, and average TCE rates in 2016 were around 40% lower than in 2015. A spate of newbuilding deliveries in 2017 aggravated the situation further and the average TCE rates dropped by a further 45% in 2017. The situation worsened further and TCE rates were below breakeven rates for the first nine months of 2018. However, vessel earnings improved in the later months of the year and TCE rates for VLCCs on Arabian Gulf–Japan averaged at about $21,500 per day in 2018, which is nearly 5% lower than the rates realized in 2017.

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

Source: Drewry

VLCC/Suezmax 1-year time charter rates: 2011 to 2022*
(US$/day period averages)

* Up to January 2022; Source: Drewry

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

The actual construction of a vessel can take place in nine to 12 months and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually at least 16 to 20 months, but in times of high shipbuilding demand, it can extend up to two to three years.

Newbuilding prices for tankers of all sizes rose steadily between 2004 and mid-2008. This was due to a number of factors, including high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of strengthening steel prices and the weakening US dollar. Prices weakened in 2009 following a downturn in new ordering and remained weak until the second half of 2013, when they slowly started to rise.

Newbuild prices increased by an average of 10% across vessel classes in 2014, but they declined marginally in 2015 due to weaker steel prices and spare capacity at shipyards on account of negligible activity in other sectors of the maritime industry. The average newbuilding prices for VLCCs in 2015 dropped 2.4% year on year, while prices were flat for Suezmax tankers between 2014 and 2015. Spare capacity at shipyards, coupled with low ordering in 2016, led to a further decline of 10% to 12% in newbuilding prices of crude tankers. Newbuild prices remained stable throughout 2017. However, newbuild prices increased steadily in 2018 primarily on the back of optimism about a recovery in the tanker market. VLCC and Suezmax newbuild prices increased in 2019 with an increase in charter rates. In 2020 newbuilding prices for VLCC and Suezmax declined 7.4% on an average on account of lower new orders and weak freight market in the second half of 2020.

Increase in newbuild prices in 2021 despite weak vessel earnings was fueled by the increased bargaining power of shipyards that have emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors, and are hence hard pressed for time for any new orders. Tanker shipowners are also willing to pay extra sums in anticipation of improved market at the time of delivery of the vessels.

VLCC/Suezmax tanker newbuilding prices: 2011 to 2022*
(US$ million)
Source: Drewry, * Up to January 2022
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

The chart below illustrates the movements of prices for second-hand (5-year old) oil tankers between 2011 and January 2022. After remaining range-bound between 2010 and 2013, second-hand vessel prices started recovering in 2014-15, but a sharp decline in the earning capabilities of vessels in 2016 reversed the trend, and second-hand prices plunged 25-30% during the year. However, second-hand prices remained stable for much of 2017 and started to move up slowly from the beginning of 2018 due to increased demand for modern fuel-efficient vessels in the S&P market. Nevertheless, the second-hand prices of crude tankers are well below the last peak recorded in 2008. In 2019, the second-hand prices of VLCC and Suezmax vessels increased in tandem with a surge in charter rates. Second-hand prices of VLCC and Suezmax declined 15.8% on an average in 2020 as freight rates plunged in the second half of 2020. The uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand vessel prices in 2021.
VLCC/Suezmax tanker second-hand prices – 5-year old vessels: 2011 to 2022*
(US$ million)
 * Up to January 2022
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

Brief History of the Offshore Industry

The offshore oil and gas industry can generally be defined as the extraction and production of oil and gas offshore. From a more nuanced perspective, it is a highly technical industry with significant risks, but whose rewards are high. Unlike onshore developments, where drilling and processing equipment be constructed onsite, often with access to existing infrastructure, offshore developments have additional engineering and logistical requirements in designing, transporting, installing and operating facilities in remote offshore environments. Because of this, each production unit is unique and designed for the specific field’s geological and environmental characteristics including hydrocarbon specifications, reservoir requirements (water/gas/chemical injection), well/subsea configuration, water depth, and weather conditions (above and below the water).

The water depth of offshore developments has increased dramatically since its start from piers extended from shore in just a few meters of water. In 1947, Kerr-McGee drilled the first well beyond the sight of land. This well was in only 5.5 meters of water but was 17 kilometers off the Louisiana coast. Offshore developments have continued to move further from land and into increasingly deeper waters using fixed platforms that extended from the seabed to the surface.

Floating Production and Storage (or FPS) and Floating, Production, Storage and Offloading unit (or FPSO) units emerged in the 1970s. Since that time, FPS units have been installed in increasing water depths, with the deepest unit now operating in 2,900 meters of water. Water depths are currently defined as shallow (less than 1,000 meters), deepwater (between 1,000 meters and 1,500 meters), and ultra-deepwater (greater than 1,500 meters). Units installed before 2000 were almost all shallow water. Since 2000, 42% of units have been installed in deepwater including 22% in ultra-deepwater. For units currently on order, almost 60% are in deepwater, including 50% in ultra-deepwater. Other types of FPS units include Spar, Tension-Leg Platform (TLP), and Semi-submersible (Semi), which are well suited to deepwater. For liquefying gas and then converting it back to gas, Floating Liquefied Natural Gas (FLNG) and Floating Storage Regas Unit (FSRU) can be used. Mobile Offshore Production Units (MOPU), and Floating Storage Offloading Units (FSO) are popular for shallow water developments.

The geographical range of the FPS industry has also changed over the years. For the first few decades of industry activity, projects were concentrated in the Gulf of Mexico and the North Sea. However, with discoveries of new hydrocarbon basins, the location of offshore developments expanded to include most parts of the world, with Brazil, West Africa, and Southeast Asia now leading the way.

Source: Energy Maritime Associates, Jan 2022

Along with increasing water depth, the size and complexity of these offshore developments has also grown, which in turn has increased the size and complexity of the FPS units. Project development cycles had been increasing in time, complexity, and cost. However, over the past few years there has been a concerted effort to reduce field development costs by reducing the number of interfaces and re-using standardized designs as much as possible. As a result, some developments have been able to achieve first production within five years of discovery.

Contract Awards and Orderbook

Approval of these projects depends largely on the oil price expectation at the time and the related production potential associated with the specific project. As a result, the orders for FPS units generally follow the price of oil. However, oil price is not the only factor. Development costs also play a major role in determining the economic viability of a project. After the price of Brent crude dropped to $34 per barrel in 2008, only 10 FPS units were awarded in 2009. As the price of Brent crude recovered to over $100 per barrel, 25 to 33 FPS units were awarded each year from 2010 to2014. Following the sharp decline in oil prices, FPS orders dropped to 15 units in 2015 and 17 in 2016. As oil prices recovered from 2017 to 2019, so did orders, particularly for FPSOs, which rose from six in 2017 to 13 in 2019, a level not seen since 2013. With the COVID-19 pandemic and subsequent oil price crash, only three FPSOs were ordered in 2020. However, as oil prices recovered, nine FPSOs were awarded in 2021. The number of awards is expected to increase in 2022 and beyond.

Source: Energy Maritime Associates, Jan 2022

Currently Installed Units

As of January 2022, there are 300 FPS systems in service worldwide comprised of FPSOs (55%) of the current total, Production Semis (13%), FSRUs (12%), TLPs (9%), Production Spars (7%), Production Barges (3%), and FLNGs (1%). This does not include 35 production units and four floating storage/offloading units that are available for re-use. There are two FPSOs under repair. Another 100 floating storage/offloading units (without production capability) are in service.

Source: Energy Maritime Associates, Jan 2022

Global Distribution of Installed Units by Type:

North Sea
19 FPSO
9 SEMI
9 FSO
2 TLP
2 FSRU
1 SPAR
1 FSO (LNG)
Available
26 FPSO
4 SEMI
4 FSO
2 FSRU
1 SPAR
1 FLNG
1 BARGE
Canada
1 FPSO
Caribbean
2 FSRU
Mediterranean
6 FSO
5 FSRU
2 FPSO
1 FSO (LNG)
China
11 FPSO
2 SEMI
1 FSRU
1 FSO
GOM
18 SPAR
17 TLP
12 SEMI
10 FPSO
1 BARGE
SW Asia/ ME
10 FSRU
7 FSO
3 FPSO
2 FSO (LNG)
South America ex Brazil
4 FSRU
2 FPSO
1 SPAR
1 FSO (LNG)
1 FSO
Brazil
45 FPSO
12 SEMI
5 FSRU
5 FSO
1 TLP
Africa
43 FPSO
16 FSO
6 BARGE
5 TLP
2 FSRU
2 FLNG
1 FSO (LNG)
SE Asia
45 FSO
22 FPSO
4 FSRU
3 FSO (LNG)
2 TLP
2 SEMI
2 FLNG
2 BARGE
1 SPAR
Australia/ New Zealand
7 FPSO
1 SEMI
1 FSO
1 FLNG

Source: Energy Maritime Associates, Jan 2022

Source: Energy Maritime Associates, Jan 2022

Markets

The top five regions for floating production systems are Southeast Asia (21%), Africa (19%), Brazil (17%), Gulf of Mexico (GOM) (15%), and Northern Europe (NE) (11%). The type of systems varies widely from region to region – FSOs are the dominant type in Southeast Asia (SEA) due to the relatively shallow water depths and lack of infrastructure. In this type of environments, a fixed production platform and FSO is often the most economic development option.

The current order backlog consists of 38 production floaters, nine FSOs (four Oil and five LNG) and two Mobile Offshore Production Units, or MOPUs. Within the backlog, 25 units are utilizing purpose-built hulls, 19 units are based on converted hulls, three redeployments and two major upgrades. Of the production floaters being built, 23 are owned by field operators, 26 by leasing contractors, including one which may be leased or owned (OSX-2). Yinson will upgrade this existing FPSO under a $505 million EPC contract, with the option to lease the unit to Enauta for 15-years, subject to financing.

Since 1997, the production floater order backlog has ranged from a low of 17 units in 1999 to a peak of 70 units in the first half of 2013. Within this period, there have been multiple cycles: a downturn in 1998 and 1999 followed by an upturn from 2000 to 2002 of 17 to 39 units, relative stability in 2003 and 2004, an upturn from 2005 to 2007 from 35 to 67 units followed by a downturn from 2008 to 2009 down to 32 units, an upturn between 2010 and 2013 to 70 units, and a gradual decline to around 50 units where it has remained since 2017. In the first quarter of 2021, the orderbook dropped to 42 as deliveries outpaced orders.

The destinations for the oil FSOs currently on order are Brazil, Northern Europe, Africa and Southwest Asia/Middle East.

Source: Energy Maritime Associates, Jan 2022

Most Attractive Growth Regions

Brazil remains the top growth region again this year, as it has been since the beginning of the FPS Market Sentiments Survey. Petrobras awarded five FPSOs in 2021 and has plans for many more on the giant pre-salt fields. Independent operators are redeveloping older fields, while larger players such as Equinor and Shell are progressing new developments. EMA is tracking 26 potential projects in Brazil, which could require up to 39 floating production units.

After a year in the third spot, West Africa returned to second place buoyed by the prospects of long-awaited awards for Angola and Nigeria Total and Shell.

South America (ex-Brazil) moved down from second place, perhaps due to some disappointing exploration drilling results. Nonetheless, ExxonMobil has placed orders for four FPSOs and has plans for a further six units in Guyana (10 in total). There could be potential for double this number to develop the entire basin, which extends to neighboring Suriname.

Source: Energy Maritime Associates, Jan 2022

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

FSOs range from simple tankers with few modifications to purpose built and extensively modified tankers with significant additional equipment at a total cost ranging between $250 and $300 million. Oil storage capacity on FSOs varies from 60,000 barrels to three million barrels. FSO Asia and the FSO Africa, which are co-owned by Euronav, are among the largest and most complex FSOs in operation. Water depth ranges from 15 meters to 380 meters except for an FSO located in Brazil’s Marlim Sul field (1,180 meters). There is no inherent limitation on water depth for FSOs.

Most FSOs currently in operation are older single-hull tankers modified for storage/offloading use. Over 2/3rds of the FSOs now operating are at least 20 years old, with 26% over 30 years old. Production continues on many of these fields, therefore requiring life extension or replacement of these older hulls. Around 40% of the FSOs in service are Aframax or Suezmax-size (600,000 to one million barrels). VLCC or ULCC size units (up to three million barrels) account for another 40%. The remaining 20% of FSOs is comprised of smaller units.

Approximately 50% of FSOs in service are positioned in Southeast Asia. Around another 15% are in West Africa. The others are spread over the Middle East, India, Northern Europe, Mediterranean, Brazil, and elsewhere. Fuel storage units account for 20% of the fleet and are mainly located off Singapore/Malaysia. These are almost all 15 to 25 years old VLCC tankers, with minimal modification.

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

The Key Components of an FSO

Unlike other FPS systems, the hull is the primary component of an FSO. Topsides are normally simple and feature primarily accommodation, helicopter landing facilities, crude metering equipment, and sometimes power generation. However, some FSOs, including the FSO Asia and the FSO Africa, which are co-owned by Euronav, have more sophisticated topsides (which are described below). Mooring systems are the same as for an FPSO: spread-mooring or turret-moored (internal and external). In addition, some simple storage units are moored by their own anchor or alongside a jetty. In benign environments, an FSO can be moored to a Catenary Anchor Leg Mooring buoy (soft mooring), where the buoy is fixed to the seabed and attached to the FSO by mooring ropes.

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

Trends in FSO orders

There were 57 orders for FSOs placed over the past ten years, an average of 5.7 annually. Over one-third of those orders were for simple fuel storage. Of the FSOs for offshore fields, 25% of the FSOs were purpose-built and 75% of the FSOs were converted from existing oil tankers. This is in line with the currently installed fleet profile.

Forecast Summary

EMA is tracking 24 potential projects in the planning stage that may require an FSO. The number of FSO projects in the planning pipeline has decreased by five since last year as three projects were awarded, and smaller independents paused exploration and development activity in 2020 and 2021. FSO projects can typically be developed more quickly than other FPS developments and therefore a number of projects could be awarded in the next five years that are not yet visible. The exception to this is condensate FSOs for gas projects, which require around three years for construction of the gas processing facilities.

The prospects for the FSO sector remain good, supported by the number of visible projects in the planning stage, low development costs for offshore fields, and high oil prices. Utilization of drilling rigs has begun to increase, but rates are expected to remain low for some time due to competition. In Southeast Asia, the most popular development option is an FSO, in conjunction with a fixed platform or MOPU.

The vast majority of FSO orders will continue to go to Southeast Asian countries including Thailand, Vietnam, Indonesia, and Malaysia, but there has been increased activity in Africa and Mexico as well. Two large projects in Mexico, BHP’s Trion and Talos’s Zama, are currently progressing with developments that require FSOs. In addition, ageing FSOs on prolific fields may need to be replaced.

From 2022 to 2026, converted oil tankers will remain the dominant choice for FSOs. Newbuilt units will be used for some projects with high specifications as well as for condensate FSOs on gas fields. We expect between 13 to 27 conversion and one to five newbuilding orders over the next five years. In addition, we expect one to three FSO orders to be filled by redeployed units. Currently, there are 26 idle FPSOs and nine idle FSOs. More than 20 units that could potentially be redeployed may become available over the next five years.

Between $1.6 and $4 billion is expected to be spent on FSO orders over the next five years, with the mid-case being $2.8 billion. Around 76% will be spent on conversions, 18% on newbuildings, and 6% on redeployments. The purpose-built units will cost in the range of $175 to $875 million. Converted units will cost an average of around $110 million. Capital cost for redeployed units would depend on the value assigned to the existing asset but should be slightly less than a converted unit. Where the capex falls in this range depends on the hull size, design life and mooring/ offloading system needed.

In the past, most vessels chosen for conversion were between 20 and 25 years old. However, this trend is changing as companies increasingly scrutinize the quality and hull fatigue of the units earmarked as conversion candidates. Some recent FPSO conversion projects have selected newbuilt intercepts or units as young as 5 years old.

FSO conversion work is being carried out in Chinese yards, but some of the more complex FSO projects will continue to be performed in Singapore. Most newbuilt units have been constructed by the Chinese and Korean yards. However, Jurong shipyard in Singapore completed a high spec unit for the UK’s Culzean field in 2018.

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

International Maritime Organization
The IMO had adopted the International Convention for the Prevention of Pollution from Ships (MARPOL), the International Convention for the Safety of Life at Sea of 1974 (SOLAS Convention), and the International Convention on Load Lines of 1966 (LL Convention). MARPOL establishes structural and operational environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to all tankers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to prevention of pollution by oil; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to prevention of air pollution from ships. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

In 2013, the IMO’s Marine Environmental Protection Committee (MEPC) adopted a resolution amending MARPOL Annex I Condition Assessment Scheme (CAS). These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers (ESP Code) which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used onboard vessels. On October 27, 2016, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Vessels are now required to obtain bunker delivery notes and

International Air Pollution Prevention (IAPP) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on vessels were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (scrubbers), which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, vessels operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. In addition, several Chinese ports have established a similar system. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency “EPA”, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (Barcelona Convention) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025.

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

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires vessels above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from vessels, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for vessels. All vessels are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMP), and new vessels must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (EEDI). Under these measures, by 2025, all new vessels built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (EEXI), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (CII). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (HFO) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and are expected to enter into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention addresses issues related to the safe manning of vessels and emergency preparedness, training and drills. The Convention of Limitation of Liability for Maritime Claims (LLMC) sets limitations of liability for a loss of life or personal injury claim or a property claim against vessel owners. We believe that our vessels are in full compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (ISM Code), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code.

The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate (SMC) for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance (DOC), issued by, or on behalf of, each flag state, under the ISM Code. We have obtained applicable documents of compliance for our ship management offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (IMDG Code). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (STCW). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (Polar Code). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are required to be incorporated by vessel-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This may cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (BWM Convention) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires vessels to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all vessels to carry a ballast water record book and an international ballast water management certificate.

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

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (CLC). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the vessel owner’s actual fault and under the 1992 Protocol where the spill is caused by the vessel owner’s intentional or reckless act or omission where the vessel owner knew pollution damage would probably result. The CLC requires vessels over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (Bunker Convention) to impose strict liability on vessel owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of vessels over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in vessel’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Vessels are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships (Anti‑fouling Convention). The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Antifouling System Certificates for all of our vessels that are subject to the Antifouling Convention.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit antifouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. [As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (OPA) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (BSEE) revised Production Safety Systems Rule (PSSR), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorneys general from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

Other United States Environmental Initiatives

The U.S. Clean Air Act (CAA) of 1970 (including its amendments of 1977 and 1990) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act (CWA) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (WOTUS), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (NWPR) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which is subject to public comment until February 7, 2022.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA, which was signed into law on December 4, 2018 and replaces the VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (NISA), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (NOI) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from vessels was approved. In accordance with this roadmap, in April

2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from vessels. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from vessels through implementation of further phases of the EEDI for new vessels; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new regulations are finalized, they could affect our operations.

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

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 (MLC 2006), which has been amended in 2018 A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all vessels above 500 gross tons in international trade. MLC is often called the “fourth pillar” of International maritime regulatory regime, because it stands beside the key IMO Conventions (SOLAS, MARPOL & STCW) that support quality shipping and held to eliminate substandard shipping. The MLC requires that vessel operators obtain an MLC Compliance certificate for each vessel they operate. All our vessels are in full compliance with and are certified to meet MLC 2006.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (MTSA). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (ISPS Code). The ISPS Code is designed to enhance the security of ports and vessels against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (ISSC) from a recognized security organization approved by the vessel’s flag state.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the Gulf of Guinea, off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard

Inspection by Classification Societies

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations (clubs).

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

Application of global Environmental and other regulations

The EU Emission Trading System (ETS) will be applied for maritime shipping as of 2023 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their Monitoring, Reporting and Verification (MRV)-recorded carbon emission exposure for a specific reporting period. The geographical scope covers emissions generated at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The person or organisation responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organisation or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

While an EU ETS could accelerate building more efficient ships, any regional system comes with significant administrative burden and a risk of market distortion. To drive the market towards more energy efficient ships, it is crucial that the EU polluter pays principle is applied. In terms of shipping chartering agreements, the 'polluter' might be considered as the body responsible for the decision of speed. The level of speed is dictating the fuel consumption during voyage and impact of greenhouse gas (GHG) emissions. Therefore, operators are the ones that can be held accountable for reducing emissions.

FuelEU Maritime sets a limit on the overall lifecycle GHG intensity of fuels used in 2020 as a reference and start taking effect in 2025. It also introduces a mandate for using Onshore Power Supply for two ship types, i.e. passenger ships and container ships. The geographical scope covers energy used at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The proposed Regulation introduces a pooling mechanism for companies in order meet the carbon intensity target as well as EU harmonized penalties for missing the targets. It also introduced an additional MRV system as well as a methodology of life cycle analysis of fuels. A key concern about these proposals is the complexity it would introduce for both users and suppliers of marine energy in order to prove and certify the full well to wake GHG lifecycle emissions of alternative non-fossil fuels. Certifying the real Well-to-Tank (WtT) GHG emissions and the production pathway could be very complex, as it is quite likely that new alternative fuels – just like today’s oil-based fuels – will be blends of components from different producers and production method.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict our ability to comply and the ultimate cost of complying with these requirement unless valid and detailed regulatory information becomes available well in advance, and also, the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

As one of the largest listed crude tanker shipping companies in the world, we recognize the need to operate a safe, responsible and sustainable business built for the long term. We are committed to implementing ESG practices into our operational and strategic decision-making to be a leader in sustainable crude tanker shipping. As such, we aim at exceeding minimum compliance levels set forth in rules and regulations governing the maritime industry, including certain rules and regulations described below, if possible and appropriate for our business.

In this respect in terms of disclosure we report in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board (SASB). The SASB standard allows us to identify, manage and report on material sustainability or ESG topics with industry specific performance metrics, based on SASB’s internationally recognized indicators and related definitions, scope and calculations. Additionally, we have incorporated the principles of the UN Sustainability Development Goals where applicable.

We believe that environmental actions, addressing climate change, and operating our business to the highest safety standards cannot be done without strong governance, which includes high ethical standards and oversight from an independent board and management. Environment and governance cannot do without the input of social or human capital. Sustainability at Euronav goes beyond emissions, climate change and environmental pollution. It is also about delivering a caring, respectful and supportive environment to our employees, prioritizing safety at all levels of our business, and ensuring accountability on these objectives.

Our ESG Performance

First and foremost, Euronav’s sustainability policy aligns with the purpose of a ‘shared blueprint for peace and prosperity for people and the planet, now and into the future’. To that end, the Company is proud to be engaged with the UN Sustainable Development Goals and we believe we can have influence over the delivery of eleven of the UN SDGs: Good Health and Well-being (SDG - 3), Gender Equality (SDG - 5), Clean Water and Sanitation (SDG - 6), Affordable and Clean Energy (SDG - 7), Decent Work and Economic Growth (SDG - 8), Industry, Innovation and Infrastructure (SDG - 9), Responsible Consumption and Production (SDG - 12). Climate Action (SDG - 13), Life Below Water (SDG - 14), Peace, Justice and Strong Institutions (SDG - 16), and Partnerships for the Goals (SDG - 17).

We worked together with key stakeholders to build our 2021 Materiality Assessment. External (e.g. banks) and internal stakeholders (i.e. Management) provided their directional expectations on the key ESG material items to be prioritized in the course of 2022. Innovation, Regulation, Climate change risk & Disclosure and Ethics & Anti-corruption were the key material elements where both external and internal stakeholders identified as a priority. Euronav has already build a strong governance framework to drive changes in different aspects, whereas our internal business platforms (Innovation) demonstrate that our company has already a strong and tested foundation to drive growth. For more information, please see "Item 5. Environment, Social and Governance."
Environment

We implement strategies and measures designed to ensure compliance with all applicable environmental regulations and industry's best practices, reduce our carbon footprint, improve and disclose our environmental performance and protect the marine environment.

•For the first time, we communicate our decarbonisation ambition aiming at net-zero emissions for the operations under our control by 2050 at the latest.

•We have flagged specific short and long-term targets and milestones along our decarbonisation journey to 2050.

•We have established a dedicated fuel procurement and management team to ensure compliant Very Low Sulphur Fuel Oil (VLSFO) fuel is managed effectively and complies with new regulations to reduce SOX emissions by 85% from the United Nations agency for maritime safety and the prevention of pollution by vessels (IMO).

•We have an ongoing retrofit program across our entire fleet to comply with the IMO’s Ballast Water Management Convention.
•With our submission in 2021, Euronav was one more time awarded with a 'B' rating by the Carbon Disclosure Project for our ongoing engagement and transparency on climate change.

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

•We are building Energy-Efficiency Management Plans per ship to ensure compliance with environmental regulations such as EEXI (Energy Efficiency Design Index for existing fleet) and CII (Carbon Intensity Index) through the implementation the proper efficiency measures.

•In line with the above, we are assessing and investing in energy-efficiency measures on board vessels to drive smart energy use, mitigating fuel consumption and emissions.

•We have introduced sustainability principles embedded in our Group's Procurement policies and we have established sustainability assessment frameworks to evaluate the sustainability profiles of our suppliers and support them to elevate their sustainability performance.

•A ship recycling directional statement has also been developed indicating our Company's principles and compliance regarding ship recycling.

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

•Since the inception of the index in 2017 Euronav has been included in the Bloomberg Gender-Equality Index – ,which follows a company-wide assessment of gender representation –, Euronav is the only shipping company to be included in this independently accredited benchmark.

•Nationality diversity is substantiated by the 32 different nationalities offshore and 18 different nationalities onshore.

•Our community investment activities focus on, but are not limited to, supporting vulnerable groups and youth education.

•Exceptional safety performance demonstrated by a 3-year low LTI Frequency rate and TRC Frequency rate.

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

•60% of our Supervisory Board is female and one out of three members in the Sustainability committee is female.

•We began the process of moving our capital funding to a sustainable framework with our September 2020 entrance into the $713.0 million Sustainability Linked Senior Secured Credit Facility in September of 2020, which facility features sustainability targets, including emissions reduction built into agreement.

•Following up on the above, Euronav has further closed sustainability linked loans during 2021. On April 2021, Euronav announced that it had signed an $90 million unsecured revolving credit facility. This new facility, was concluded with a range of commercial banks and with the support of Gigarant Investments, or Gigarant.

•In December 2021 Euronav secured an additional $73.5 million sustainability linked loan at LIBOR to finance two newbuilding Suezmaxes that came on the water in the first quarter of 2022. The loan has been concluded with DNB and includes sustainability and emission reductions as a component of the margin pricing. The conclusion of this funding brings facilities with an integrated sustainability component to 41% of Euronav’s commercial bank financing.

•We have a transparent Code of Business Conduct and Ethics, Anti-Corruption Policy and Whistleblower Protection Policy in place.

•Euronav scored an 'A' score under the Governance category within the course of CDP 2021 submission indicating the excellent performing practices our organization applies to strengthen its governance model.

•We implement robust risk management and strong internal controls.
•We have consistently been ranked in the top 10 in leading corporate governance surveys of shipping companies organized by Wells Fargo/Webber research since 2016 (https://www.euronav.com/en/sustainability/publications). The information contained on our website does not form part of this annual report.

Our Decarbonisation Strategy

We aim to lead the crude tanker and the shipping industry’s efforts to reduce greenhouse gas (GHG) emissions and comply with any set of regulations that we are liable to either globally or regionally. We intend to lead by example through the engagement with coalitions and broader industry collaboration with participants that aim to decarbonize the industry. We are focused on reducing emissions progressively going forward with yearly milestone targets in the short term and strategic commitments in the long-term.

Key drivers of our decarbonization strategy include:

•Continuing to lead by example by being transparent on reporting on our Scope 1, 2, and 3 GHG emissions

•Improving the energy efficiency of our existing fleet applying innovative technologies and reducing fuel consumption

•Conducting analyses on the energy transition and potential fuel pathways to shipping decarbonisation - We support the energy transition by participating in research and development for new zero-emission technologies and alternative fuels

•Activating operational measures where possible set forth by our people on board

•Developing partnerships and participating in cross-industry alliances which aim at shipping decarbonisation

•Partnering with R&D EU zero-emission shipping alliances to support development of future research agendas towards waterborne transport sector decarbonisation

•Implementing a fleet rejuvenation policy with view to introduce new and eco-efficient ship design

Our ambition is to achieve decarbonisation of shipping operations under our control already by 2040. Acknowledging the high degree of uncertainty regarding the energy transition we, however, commit to net-zero emissions by 2050 latest. We aim at aligning with 2030 IMO emission reduction trajectories and do our best to go beyond. We have and will continue to take various steps to reduce our carbon footprint and improve the environment, including through investments made to our fleet. Specifically, we have:

•Divested of certain older, less fuel-efficient vessels and replaced them with modern, more fuel-efficient vessels with lower fuel consumption in order to reduce our fleet’s greenhouse gas GHG emissions.

•Overseen that installation of ballast water treatment systems are installed on 45 vessels in our current fleet, which represents approximately 64% of our current fleet.

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

Principal Executive Offices

Our principal executive Headquarters is located at De Gerlachekaai 20, 2000 Antwerpen, Belgium. Our telephone number at that address is +32 3 247 44 11.

We also have offices located in the United Kingdom, France, Greece, Hong Kong, Switzerland (canton Geneva) and Singapore. Please see section "Item 4 D. Property, Plants and Equipment" for a more detailed overview.

Our website is www.euronav.com. The information contained on our website does not form a part of this annual report.

C.          Organizational Structure

We were incorporated under the laws of Belgium on June 26, 2003. We own our vessels either directly at the parent level, indirectly through our wholly-owned vessel owning subsidiaries, or jointly through our 50%-owned subsidiaries.

The ship management of our vessels is performed mainly by our wholly-owned subsidiaries Euronav Ship Management SAS, Euronav SAS, Euronav Singapore Pte. Ltd. and Euronav Ship Management (Hellas) Ltd.

Our subsidiaries are incorporated under the laws of Belgium, France, United Kingdom, Liberia, Luxembourg, Cyprus, Hong Kong, Singapore and the Marshall Islands.
Please see Exhibit 8.1 to this annual report for a list of our subsidiaries.

D.          Property, Plants and Equipment

For a description of our fleet, please see "Item 4. Information on the Company—B. Business Overview—Our Fleet."

We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place for such use as of January 1, 2022:

•Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $350,816.

•Greece, located at 31-33 Athinon Avenue, Athens, Greece 10447, for a yearly rent of $370,054.

•France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a yearly rent of $34,126.

•United Kingdom, London, located at 81-99 Kings Road, Chelsea, London SW3 4PA, 1-3 floor, for a yearly rent of $996,646. We sublease part of this office space to third parties and received a yearly rent of $872,753.

•Singapore, located at 79 Anson Road, #23-06 Singapore (079906), for a yearly rent of $122,779.

•Hong Kong, located at Room 2503-05 25th Floor Harcourt House 39 Gloucester Road Wanchai Hong Kong, for a yearly rent of $49,419.

•United States of America, located at 299 Park Avenue, New York, for a yearly rent of $2,013,887. We sublease this office space to third parties and received a total yearly rent of $1,484,114. This lease expires in September 2025

•Switzerland, located at Place Bourg de Four #4, Geneva 1204 for a yearly rent of $31,846.

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

For a discussion of our results for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2020, compared to the year ended December 31, 2019” contained in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 15, 2021 and incorporated by reference herein.

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
•The International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM) which will be applicable;
•Impact related to COVID-19 pandemic on oil demand and our operations;
•Acts of war disturbing normal business operations; and
•Changes in tax regimes in certain jurisdictions.

COVID-19

Over the years 2021 and 2020, the economic impact of the COVID-19 pandemic has been affecting business all over the world, including Euronav. The Company has been taking the risks associated with the outbreak extremely seriously, and the safety and wellbeing of its employees is of paramount importance.

Crew changes have remained a challenging operation throughout the pandemic and whilst progress has been made since the peak of the crew crisis in the third quarter of 2020, continued focus on this area is required. Our crews have demonstrated resilience throughout this period to facilitate the Company' transport of crude oil, despite numerous difficulties in relation to crew changes and repatriation.

Whilst we have had extremely limited number of COVID-19 cases onboard of our vessels, we are facing a lot of challenges to make our crew changes, because many seafarers who are supposed to replace people onboard are testing positive to the Omicron and other variants of the COVID-19 virus which has negatively impacted their ability to travel. In order to overcome the difficult situation, the Company decided to accommodate deviations by ships to facilitate crew changes, resulting in an extra cost ($1.2 million) and less revenues because of off hire ($0.9 million).1

Going forward, it remains difficult to estimate the future impact of the pandemic on the economies where we are active, and hence difficult to quantify the impact these factors might have on our financial results.

In general, the tanker market has seen a very weak start in 2022, as it continues to suffer from global oil trade amid lingering impacts from the COVID-19 pandemic, recently compounded by short-term disruptions to the oil supply.

The short-term outlook for the tanker market remains generally weak against a backdrop of ongoing oil supply issues, including faltering Libyan output and OPEC+ continues missing production targets. Current forecasts indicate that the overall tanker demand will rise above pre-pandemic levels next year.

In view of the different dynamics which the Company does not control, the longer term global macro-economic impact on the Company’s results related to the COVID-19 outbreak remains difficult to accurately quantify. Any forward-looking statements should be regarded with caution because of the inherent uncertainties in economic trends and business risks related to the current COVID-19 outbreak.
The significant assumptions and accounting estimates used to support the reported amounts of assets and liabilities, income and expenses were regularly reviewed, and if needed, updated during 2021. The main judgements, estimates and assumptions, which might be impacted by COVID-19, are:

•Impairments: The carrying amount of the vessels is reviewed to determine whether an indication of impairment exists. No impairment is required as of December 31, 2021 as the recoverable amount of each Cash Generating Unit (CGU) continues to be in excess of the carrying amounts.
•Bunkers on the Oceania and the vessels are valued at lower of cost or net realizable value. Positive EBITDA was realized in 2021 for our fleet and the Group expects for 2022 the same based on the forecasted TCE rates, the same as used in the impairment analysis.
•Allowance for expected credit losses: in accordance with IFRS 9, the Company recognizes expected credit losses on trade receivables following the simplified approach. Lifetime expected losses are recognized for the trade receivables, excluding recoverable VAT amounts. Based on customer's payment behaviour, no significant additional allowances for expected credit losses were to be recognized as per December 31, 2021.

As the COVID-19 pandemic further evolves, potential changes in these views might occur in 2022. Please see "Item 3. Key Information—D. Risk Factors" for more details about potential effects of the coronavirus on our business.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make estimates in the application of accounting policies based on the best assumptions, judgments and opinions of management.

The following is a discussion of our accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our material accounting policies, please see "Note 1—Summary of Significant Accounting Policies to our consolidated financial statements" included herein.

Revenue Recognition

We generate a large part of our revenue from voyage charters, including vessels in pools that predominantly perform voyage charters. Under IFRS 15, revenue from contracts with customers, voyage revenue is recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous
1 In total 97.7 days have been impacted, of which 31.4 days for the Suezmax segment and 66.3 days for the VLCC segment. The additional costs amounted to $0.2 million and $1.0 million for the respective segments. The off-hire impact amounted to $0.3 million for the Suezmaxes and $0.6 million for the VLCCs.

discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met:

•The costs relate directly to the contract;
•The costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future, and
•The costs are expected to be recovered.

Capitalized voyage expenses are amortized ratably between load port and discharge port

Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. The Board will, however, analyze each contract before deciding on its accounting treatment between operating lease and finance lease. We do not recognize time charter revenues during periods that vessels are off-hire.

For our vessels operating in the TI Pool, revenues and voyage expenses are pooled and allocated to the pool's participants on a TCE (Time Charter Equivalent) basis in accordance with an agreed-upon formula. The formulas in the pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants' vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. The selection of charterers, negotiation of rates and collection of related receivables and the payment of voyage expenses are the responsibility of the pool. The pool may enter into contracts that earn either voyage charter revenue or time charter revenue.

Through pooling mechanisms, we receive a weighted, average allocation, based on the total spot results earned by the total of pooled vessels, whereas results from direct spot employment are earned and allocated on a one-on-one basis to the individual vessel and thus owner of the according vessel.

Vessel Useful Lives and Residual Values

The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased plus any additional capital expenditures less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 30 years was used. Following the signing of an extension of the contract with North Oil Company until 2032, the end of the useful economic life was set equal to the contract end date or approximately 30 years since build date. Newbuildings are depreciated from delivery from the construction yard.

If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.

Historically, the depreciation policy at the Group was to depreciate on a straight-line basis to nil value over twenty years. Periodically the Group assesses the merits of this policy with recognition that it is more conservative than its peers. Hence the Group reviewed the residual value of its vessels, an accounting estimate, in accordance with its accounting policy.

The Group considered its continued focus on sustainability, recent trends of the steel industry and the direction of the industry moving forward. Specifically, the Group considered the steel industry’s commitment to be carbon neutral in 2050 and the impact of this on scrap steel. Scrap steel is easily recoverable and infinitely recyclable and all scenarios leading to carbon neutrality in 2050 are likely to lead to an increased consumption of scrap steel. Furthermore, the use of scrap steel to produce finished products instead of metal ore results in reduced greenhouse gas emissions. The recycling of steel scrap obtained from end-of-life vessels also helps to reduce air and water pollution. Steel scrap from end-of-life products can be recycled back into new steel products with potentially a very low CO2 footprint. This indicates that there most likely will be a continuous need for scrap steel. This in turn should have a positive impact on the price of scrap steel from vessels.

The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialized yards is challenging to forecast as regulations and good industry practice, leading to self-regulation, can dramatically change over time. However, the Group considers the recent trends of the steel industry and the outlook of future demand for scrap steel now to be indicative of a positive residual value of its vessels after consideration of disposal costs.

We note that last year’s scrap steel rates have reached unprecedented high values of over $600 per Light Displacement Tonnage (LDT). The Company’s prior view was that by the time the vessels reach the end of their useful lives, their residual values would likely be the same as their disposal costs. This no longer appears to be the case and has led to a re-assessment by management, resulting in a residual value estimate of vessels rising from nil, net, to a residual value equal to the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton after dismantling, less disposal costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments.

The net scrap value per ton will now be estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually at year-end. This re-assessment will apply prospectively as from December 31, 2021 onwards and has no significant impact in the 2021 accounts. The impact on the consolidated statement of profit or loss for the year ending December 31, 2022 will be about $100 million lower depreciation based on the fleet composition as per December 31, 2021.

Vessel Impairment

The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. We define our Cash Generating Unit (or CGU) as a single vessel, unless such vessel is operated in a pool, in that case such vessel, together with the other vessels in the pool, are collectively treated as a CGU. The carrying amounts of our CGUs are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or Cash Generating Unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

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

When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Group performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost of disposal. For assessing value in use and the assumptions used we refer to the section "Calculation of recoverable amount" further down in the document.

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

The Group performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that there were some indications that vessels might be impaired as of December 31, 2021. A determination of the fair value less cost-to-dispose or value-in-use computation was performed. The implemented computation showed that no impairment of CGU was required.

FSOs

In the context of the valuation of the Group's investments in the respective joint ventures, the Group also reviews internal and external indicators, similar to the ones used for tankers, to assess whether the FSOs might be impaired. When events and changes in circumstances indicate that the carrying amount of the assets might not be recovered, the Group performs an impairment test on the FSO vessels owned by TI Asia Ltd and TI Africa Ltd, based on a value-in-use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value-in-use, assumptions are made regarding the use of FSO, forecast charter rates, Weighted Average Cost of Capital (WACC), the useful life of the FSOs (30 years) and a residual value.

The value-in-use calculation for FSOs, when required, is based on the remaining useful life of the vessels as of the reporting date, and the charter rates are determined using the fixed daily rates as negotiated in the extension of the contract. The FSO Asia and the FSO Africa are on timecharter contract to North Oil Company, the operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited until 2032.

In the context of the valuation of the Group's investments in the respective joint ventures, the Group also performed  a review of the internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that no value-in-use computation was necessary as of December 31, 2021. Such computation will be implemented in future periods when events and changes in circumstances indicate that an impairment might exist and the carrying amount of the assets might not be recovered.

Calculation of recoverable amount

The recoverable amount of an asset or Cash Generating Unit (CGU) is the greater of its fair value less cost of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows, which are based on current market conditions, historical trends as well as future expectations, are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or cash generating unit.

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

The WACC used to calculate the value-in-use of our assets is derived from our actual cost of debt and the cost of equity is calculated by using the beta as calculated by an external party with the country premium and market risk of our direct competitors, which we believe reflects the appropriate cost of equity.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved over the last 5 years, vessels useful lifetime and estimates of residual values consistent with our depreciation policy.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include:

•Loss or reduction in business from significant customers;
•Unanticipated changes in demand for transportation of crude oil and petroleum products;
•Changes in production of or demand for oil and petroleum products, generally or in particular regions;
•Greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recycling; and
•Changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels.

Our Fleet—Vessel Carrying Values

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines prior to 2018 in many vessel classes and a recovery since then. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment indicator analysis and, if applicable, the impairment analysis discussed above, we have concluded that for the years ended December 31, 2021 and 2020, no impairment was required.

The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2021 and December 31, 2020. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment".

We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lifetime for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values (For Vessels or for the CGU as appropriate and defined in the Critical Accounting Policies - Vessel Impairment). For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel, if an agreement has been reached for such a sale, or an estimate of basic market value if an agreement for sale has not been reached as of the date of this annual report.

			(In thousands of USD)
Vessel Type	Numbers of Vessels at December 31, 2021	Numbers of Vessels at December 31, 2020	Carrying Value at December 31, 2021	Carrying Value at December 31, 2020
VLCC (includes V PLUS (1))	42	39	2,347,531	2,164,591
Suezmax (2)	22	23	620,256	700,717
Vessels held for sale	—	—	—	—
Total	64	62	2,967,787	2,865,308
(1)As of December 31, 2021, six of our VLCC owned vessels (December 31, 2020: 18) had carrying values which exceeded their individual market values. These vessels had an aggregate carrying value of $333.7 million (December 31, 2020: $1,198.3 million), which exceeded their aggregate market value by approximately $44.9 million (December 31, 2020: $93.5 million).

(2)As of December 31, 2021, eight of our Suezmax owned vessels (December 31, 2020: 15) had carrying values which exceeded their individual market values. These vessels had an aggregate carrying value of $232.2 million (December 31, 2020: $560 million), which exceeded their aggregate market value by approximately $17.7 million (December 31, 2020: $69.3 million).
The table above only takes into account the fleet that is 100% owned by Euronav and therefore does not take into account the two FSOs (FSO Asia and FSO Africa) and the Suezmax owned by Bari Shipholding Ltd as they are accounted for using the equity method. Furthermore, the table does also not take into account the right-of-use assets (Suezmaxes Marlin Somerset and Marlin Sardinia and the VLCCs Neptun, Navarin, Nucleus and Newton) and vessels under construction.

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
Vessels classified as held for sale are no longer depreciated. No vessels were recorded as assets held for sale on December 31, 2021 nor on December 31, 2020.

Fleet Development
The following table summarizes the development of our fleet as of the dates presented below2:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
VLCCs
At start of period	43.0	44.0	45.0
Acquisitions	4.0	—	—
Disposals	(1.0)	(1.0)	(1.0)
Chartered-in	—	—	—
At end of period	46.0	43.0	44.0
Newbuildings on order	3.0	4.0	—
Suezmax
At start of period	25.5	26.0	26.0
Acquisitions	—	—	1.0
Disposals	(1.0)	(2.5)	(1.0)
Chartered in	—	2.0	—
At end of period	24.5	25.5	26.0
Newbuildings on order	5.0	—	—
LR1
At start of period	—	—	1.0
Acquisitions	—	—	—
Disposals	—	—	(1.0)
Chartered in	—	—	—
At end of period	—	—	—
Newbuildings on order	—	—	—
FSO
At start of period	1.0	1.0	1.0
Acquisitions	—	—	—
Disposals	—	—	—
Chartered in	—	—	—
At end of period	1.0	1.0	1.0
Newbuildings on order	—	—	—
Total fleet
At start of period	69.5	71.0	73.0
Acquisitions	4.0	—	1.0
Disposals	(2.0)	(3.5)	(3.0)
Chartered in	—	2.0	—
At end of period	71.5	69.5	71.0
Newbuildings on order	8.0	4.0	—

2 This table includes the vessel and the FSOs that we own through joint venture entities, which we recognize in our income statement using the equity method, valued at our respective share of economic interest. This table does not include vessels that have been acquired but not yet delivered.

Vessel Acquisitions and Charter-in Agreements

In November 2019 two joint venture agreements were signed with Ridgetuf LLC resulting in the incorporation of two 50 per cent joint venture companies Bari Shipholding Limited and Bastia Shipholding Limited. Bari Shipholding Limited and Bastia Shipholding Limited are the owners of, respectively, the Suezmax vessels Bari and Bastia.

On February 12, 2020 and March 6, 2020, we announced that Euronav has entered into an agreement for the acquisition through resale of three and one VLCC newbuilding contracts, respectively, with delivery dates in the first quarter of 2021.

In January 2021, we took delivery of the first two of four newbuildings, Delos (2021 – 300,200 dwt) and Diodorus (2021 – 300,200 dwt), which were purchased in February 2020. In March 2021, Euronav took delivery of the third and fourth newbuilding, Doris (2021 - 300,200 dwt) and Dickens (2021 - 300,200 dwt).

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

On April 22, 2021, we announced that we had entered into an agreement with the Hyundai Samho yard for two VLCC newbuilding contracts. In addition to being significantly more fuel efficient compared to the vessels they will replace, the newbuildings will also be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment Systems. These market leading units will be delivered during the first quarter of 2023, costing $186 million en-bloc, and including $4.2 million in additions and upgrades to the standard specifications. Euronav also has the option to contract a third VLCC with the same specifications that would be delivered in the second quarter of 2023.

In July 2021, we announced that it entered into new contracts for the building of three Suezmaxes The three firm Suezmaxes were contracted for a total cost of $199.2 million ($66.4 million each). The vessels will be delivered in the third quarter of 2023 and the first quarter of 2024.

Vessel Sales and Redeliveries

On February 20, 2019, we sold the LR1 Genmar Compatriot (2004 – 72,768 dwt) for a net sale price of $6.6 million.We recorded a capital gain of $0.4 million in the second quarter of 2019 upon delivery to its new owner on May 21, 2019.

On July 12, 2019, we sold the VLCC V.K. Eddie (2005 - 305,261 dwt), for $38.0 million. This vessel was accounted for as a non-current asset held for sale as of June 30, 2019, and had a carrying value of $23.2 million at that time. The vessel was delivered to its new owner on August 5, 2019. Taking into account $0.4 million of costs to sell (sales commissions), the gain on the sale of this vessel was $14.4 million. This gain was recorded upon delivery of the vessel in the third quarter of 2019.

On January 23, 2020, we sold the Suezmax Finesse (2003 - 149,994 dwt), for $21.0 million. This vessel was accounted for as a non-current asset held for sale as of December 31, 2019 and had a carrying value of $12.7 million. The vessel was delivered to its new owner on February 21, 2020 and the capital gain of $8.3 million was recorded in the first quarter of 2020.

On March 20, 2020, we sold the Suezmax Cap Diamant (2001 - 160,044 dwt) for a net sale price of $20.1 million. The Company recorded a capital gain of $12.8 million in the second quarter of 2020 upon delivery to its new owner on April 9, 2020.

On April 22, 2020, we sold the VLCC TI Hellas (2005 - 319,254 dwt) for a net sale price of $37.0 million. A capital gain of $1.6 million was recorded in the second quarter of 2020 upon delivery to its new owner on June 5, 2020.

On September 15, 2020, the Suezmax Bastia was sold for $20.5 million. A capital gain on the sale of $0.7 million (Euronav's share) was recorded in the joint venture company upon delivery to her new owners in the third quarter.

On February 22, 2021, we entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284) with Taiping & Sinopec Financial Leasing Ltd Co. The vessel was sold for a net sale price of $35.4 million. The Company recorded a capital gain of $1.2 million in the first quarter of 2021 upon delivery to their new owners on February 22, 2021. We have leased back the vessel under a 36-months bareboat contract at an average rate of $22,500 per day. At the end of the bareboat contract, the vessel will be redelivered to its owners.

On June 7, 2021, we announced that we had sold the Suezmax Filikon (2002 – 149,989 dwt) for a net sale price of $16.0 million. We recorded a capital gain of $9.4 million in the second quarter of 2021 upon delivery to its owners on June 4, 2021.

On December 15, 2021, the VLCC Nautilus (2006 - 307,284 dwt), one out of four VLCCs that were part of the sale and leaseback agreement with Quattro LLC, was redelivered. A capital gain of $4.5 million was recorded in the fourth quarter of 2021. The remaining three vessels will be redelivered during the first quarter of 2022. It concerns the VLCCs: Navarin (2007 - 307,284 dwt), Neptun (2007 - 307,284 dwt) and Nucleus (2007 - 307,284 dwt).

Environment, Social and Governance
Sustainability has been embodied in the DNA of the Company long before financiers of businesses and regulators began dealing with it. That cultural value has spread from our workplaces onshore to our decks at sea where multiple, everyday examples demonstrate our commitment to the environmental protection.

Sustainability is a core Euronav value that is embedded in our business routines, extending beyond emissions, climate change and environmental pollution. We also endeavor to deliver a caring, respectful and supportive environment to our employees, prioritizing safety at all levels of our business, and ensuring accountability on these objectives. It is vital to understand that even the so-called shipping decarbonization is an inclusive process that can only be achieved if we guarantee the well-being of the people on board, embrace different cultures and safeguard the optimal operating conditions. As such, none of our current challenges are achieved if they are treated separately. It is a win-win situation.

Our concept of sustainability is based on three pillars: Environment, Social and Governance. We frame our decisions in terms of environmental, social, and human impact for the short-term, medium-term and long-term. We value all three pillars equally having put in motion a governance framework that underpins engagement and compliance, both internally and with our suppliers, customers, associations, partnerships and governmental agencies.

The corporate governance framework is set up to promote effectiveness of environmental and climate change strategies together with community engagement policies based on our corporate business conduct and principles. However, we believe that an ESG framework is only effective if it relies on a solid and healthy financial foundation that can directly support the implementation of each of the aforementioned pillars.

Regarding our environmental footprint, throughout 2021, a number of projects have been initiated to reduce our future fuel consumption, and so our CO2 emissions. In this respect, reference can be made to the implementation of anti-fouling coating (an anti-fouling system refers to a coating, paint or surface treatment used on a ship to control or prevent attachment of unwanted organisms), the installation of Propeller Boss Cap Fins to as well as the installation of the variable frequency drives (VFDs) on the Sea Water pumps and Engine Rooms Fans of some of our vessels.

In essence, antifouling coatings are used as a means of protection of the vessel’s hull from the development of slime, algae, barnacles and other aquatic organisms commonly known as biological fouling. The presence of such organisms considerably increase the surface roughness of the ship’s hull triggering in turn a considerable increase of the ship’s frictional and viscous pressure resistance components, thus resulting in increased fuel consumption and CO2 emissions.

Anti-fouling paints are applied on the hull of a ship, reducing the accumulation of invasive aquatic species, and maintaining a smooth hull. These results are achieved through reduced frictional resistance facilitated by anti-fouling paints, which lead to better fuel performance. A fast-growing technology in its own right, the latest hull coatings have shown considerable potential for substantial eco-efficiency savings over the past few years. Most hull coatings today are designed to reduce hydrodynamic drag and to prevent the build-up of marine organisms. This also leads to a variety for ‘fuel saving claims’, such as reduction of fuel burn as well as CO2 emissions. From 2015, the use of both advanced silicone based antifouling coatings as well as silyl acrylate premium self-polishing coatings has been pilot tested and applied to part of the Euronav fleet. Following the examination of the full docking cycle (Dock-to-Dock), the superior performance and fuel saving merit of such coatings has been verified. At the time of the writing (the first quarter of 2022) a total of 35 vessels of the Euronav fleet have been coated with such advanced coatings. In order to attain the best possible result from the docking, the silicone application has been completed with a complete removal of old paints by means of abrasive blasting to bare metal for all underwater areas as well as the painting of the ship’s propeller with silicone coating as well.

Propeller Boss Cap fins (PBCF) have replaced the normal propeller cap for vessels that had compatible propellers. The PBCF is in fact a “smaller” propeller instead at the propeller cap that absorbs the generated propeller hub vortex and turns it into thrust, benefiting the overall ship performance both in terms of power requirements as well as in terms of smaller thrust and thus a lighter propeller. So far a total number of six PBCFs have been installed on the Euronav fleet.

Variable Frequency Drives enable the use of electric motors in arbitrary revolution as opposed to the maximum/nominal motor shaft revolutions, leading to a considerable reduction of the electrical power consumed by the concerned electric motors. After investigating with original equipment manufacturers and shipyards, it has been concluded that the best saving can be attained from the application of VFDs on the Sea Water pumps and Engine Room Fans. So far a total of 10 of our vessels have been retrofitted with VFDs.

Furthermore, we have continued our Digital Transformation journey. In this respect, reference can be made to FAST, Euronav's Fleet Automatic Statistics and Tracking platform. The FAST platform is the result of a collaborative approach between the staff on shore and at sea. This interaction between the different stakeholders in the organisation definitely brings a lot of value and allows us to develop a state-of-the-art digital platform. FAST is used by officers on board and by many departments on shore to monitor and improve the performance of our fleet.

The implementation of this revolutionary Internet of Things project allows Euronav to make “Data Driven Decisions”. By closely monitoring and measuring historical performance of the vessels, we believe insights will be gained into how the performance and consumption of our vessels may be optimized in future.

Currently Artificial Intelligence models are being developed, supporting in-depth analysis on the performance of our main engines, auxiliary engines and boilers, etc. In addition, more innovative projects are in the pipeline such as complete voyage optimization, lube oil monitoring and technical performance dashboards (KPI’s) with a clear return on investment over the next few years.

At the moment, FAST has been implemented on 30 of the Company's vessels. As soon as the COVID restrictions will be lifted, FAST will be implemented across all remaining vessels in 2022.

Shifting towards the second pillar of our sustainability approach, Social. This Social pillar of our sustainability approach is all about people, inspiring and enabling talented, hard-working employees to achieve their career goals in a healthy, challenging and rewarding environment.

Euronav is devoted to cultivating a culture centered around teamwork and an environment where people work together for the overall success of the Company, on shore and at sea. Euronav practices performance planning and appraisal, training and development, and strongly advocates promotion from within. Our policies aim to enhance and reward performance, engage our people and retain key talent. In order to excel even more in the future, Euronav is always looking for new talents to join our company.

Furthermore, we celebrate the diversity in our workforce. Many of our employees and officers have a wealth of long service and experience in the business while others are new entrants with fresh perspectives. This commitment and stability enriched with diversity has enabled us to achieve excellent results in an extremely competitive industry. Euronav people bring to the job a rich diversity of educational and professional qualifications, including professionals with nautical, engineering, finance, business administration, legal and humanities backgrounds, who specialized in tanker operations, crewing, marine and technical areas and shipping corporate services.

As a socially responsible employer, Euronav positively impacts the communities in which it operates. The Company does this by building relationships and inspiring philanthropy and goodwill both inside and outside the Company. It actively encourages its staff to engage in community initiatives and supports employee involvement, be it volunteering, fundraising or donations through a variety of means such as fund-matching or sponsoring specific events.

Lastly, our Corporate Governance is the third pillar of our sustainability approach. In this respect, reference can be made to the "Code of Business Conduct and Ethics" as well as to the "Anti-Corruption Policy".

Euronav is committed to conduct all of its business operations around the world in an honest, fair, transparent and ethical manner. The Anti-Corruption Policy is applicable to employees and persons who act on behalf of Euronav in a long-term relationship. Euronav has also become a member of the Maritime Anti-Corruption Network (MACN).

As a publicly traded company, Euronav needs to comply with the structures and controls imposed by these capital markets. These provide a robust and sustainable framework for investors to have confidence that executive management teams and boards conduct themselves and execute strategy correctly and in a measurable way. Several agencies play a role when a company is listed as a publicly traded company. Stock exchanges require high standards of accounting discipline and regulatory compliance. Investors will also demand a consistent application of best practice in terms of presentation and detail of financial performance.

Third party specialist agencies measuring outputs on governance, ethical standards and other non-financial items such as CDP (the Carbon Disclosure Project) are becoming increasingly prominent. The Poseidon Principles is a transparent body that brings together industry participants and practitioners directly, alongside the financiers of shipping in developing a core code of standards to comply with shipping’s decarbonisation. The self-regulatory mechanism behind this collective group will provide full transparency for all capital providers to the shipping sector.

Euronav, along with other responsible tanker operators, has an obligation and duty to defend and promote our business models and wider corporate reputation. Euronav believes that by joining bodies such as the Poseidon Principles and Global Maritime Forum along with initiatives such as Getting to Zero, the Company is contributing actively and positively to improving shipping and crude tanker shipping’s reputation by engaging with a diverse base of stakeholders.

Finally, in the Webber Research 2021 ESG Scorecard, Euronav was ranked second out of 52 shipping companies of various sectors including containers and bulk tankers. The scorecard ranks the public shipping universe on a number of corporate governance metrics with the goal of identifying both high quality shipping platforms and points of conflict based on underlying factors.

A.  Operating Results

This section comments on the operating results of the year ended December 31, 2021, compared to the year ended December 31, 2020.

Total shipping revenues and voyage expenses and commissions

In the spring of 2020, large tanker freight levels spiked up tremendously as oil prices plunged and there was an urgent need to move and store the cheap oil. Oil prices dipped in response to fears about the rapid spread of COVID-19 and an escalating oil price war between Russia and Saudi Arabia. Both spot and time charter reached levels not seen for years,

However in the second half of 2020, the market turned around dramatically as the world went into a COVID related economic slowdown reducing oil transportation demand.

This was further exacerbated by OPEC+ production cuts as they tried to speed up the oil market’s recovery from the COVID pandemic. In the second half of 2020, Euronav was still benefiting from short time charters that were concluded at higher rates. So overall 2020 revenue was very good.

In contrast to a very strong 2020, 2021 has been a very challenging year in terms of financial performance. The VLCC and Suezmax freight rates continued to trade at depressed levels and the expected recovery of the tanker market never materialized due to extended worldwide lockdowns caused by new COVID-19 variants. Furthermore, freight rates were trading in a narrow band without the usual volatility or seasonality.

Another influencing factor was the fact that the oil market was in backwardation, and so there was no need for storage. Oil prices and related bunker prices reached record highs, hence further reducing our earnings.

In terms of worldwide available capacity, the world large tanker fleet continued to grow with new deliveries and less than expected scrapping as older units found employment in illicit trades (Venezuela/Iran), and so putting the supply and demand equation under pressure.

Regarding the time charter employment of our fleet, this was reduced as the available time charter rates were not attractive and charterers preferred eco/scrubber fitted tonnage at depressed rates.

Our newbuilding units were put on short time charters ex-yard, commencing their maiden voyages in the clean petroleum product trade. This paid a premium compared to the dirty spot rates.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2021 and 2020:

(USD in thousands)	2021	2020 (revised)*	$ Change	% Change
Voyage charter and pool revenues	348,439	1,097,608	(749,169)	(68)%
Time charter revenues	71,331	112,733	(41,402)	(37)%
Other income	10,255	10,112	143	1%
Total shipping revenues	430,025	1,220,453	(790,428)	(65)%
Voyage expenses and commissions	(118,808)	(125,430)	6,622	(5)%
* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. Please refer to Note 1.6 of the consolidated financial statements for further details.

Total shipping revenues decreased by 65%, or $790.4 million, to $430.0 million for the year ended December 31, 2021, compared to $1,220.5 million for 2020.

Our voyage charter and pool revenues decreased by 68%, or $749.2 million, to $348.4 million for the year ended December 31, 2021, compared to $1,097.6 million for 2020.

Time charter revenues decreased by 37%, or $41.4 million, to $71.3 million for the year ended December 31, 2021, compared to $112.7 million for 2020.

The other income remained on the same level or $10.3 million for the year ended December 31, 2021, compared to $10.1 million for 2020. Other income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage.

The decrease in the revenues was partially offset by the decrease in voyage expenses and commissions, which decreased by 5% or $6.6 million, to $(118.8) million for the year ended December 31, 2021, compared to $(125.4) million for 2020.

The decrease in voyage expenses and commissions was mainly due to a decrease in bunker related expenses and commissions paid. Bunker expenses decreased compared to last year despite a higher average bunker price due to slower steaming as well as bunker saving initiatives installed on the fleet combined with a hedging program executed in 2021 to manage volatility. Moreover the Company is measuring the impact of the savings initiatives (FAST, anti-fouling and variable frequency drives) to support reporting on our sustainability efforts. KPI's have been defined, we refer to the Annual Report for more information.

To conclude, our 2021 revenue was weak, below 2020 rates and below breakeven levels.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets

The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2021 and 2020:

(USD in thousands)	2021	2020	$ Change	% Change
Net gain on sale of assets (including impairment on non-current assets held for sale)	15,068	22,727	(7,659)	(34)%

Net gain on sale of assets (including impairment on non-current assets held for sale). Net gain (loss) decreased by 34%, or $(7.7) million, to a net gain of $15.1 million for the year ended December 31, 2021, compared to a net gain of $22.7 million for 2020.

The net gain on sale of assets of $15.1 million in 2021, represents the aggregate of a gain of $9.4 million recorded on the sale of the Suezmax Filikon, a gain of $1.2 million recorded on the sale and leaseback agreement for the VLCC Newton, and a gain of $4.5 million on the redelivery of the VLCC Nautilus.

The net gain on sale of assets of $22.7 million in 2020 represents the aggregate of a gain of $12.8 million recorded on the sale of the Suezmax Cap Diamant, a gain of $8.3 million recorded on the sale of the Suezmax Finesse, and a gain of $1.6 million on the sale of the VLCC TI Hellas.

Vessel Operating Expenses

The following table sets forth our vessel operating expenses for the years ended December 31, 2021 and 2020:

(USD in thousands)	2021	2020 (revised)*	$ Change	% Change
Total VLCC operating expenses	145,219	141,463	3,756	3%
Total Suezmax operating expenses	75,487	76,887	(1,400)	(2)%
Total LR1 operating expenses	—	40	(40)	(100)%
Total vessel operating expenses	220,706	218,390	2,316	1%
* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. Please refer to Note 1.6 of the consolidated financial statements for further details.

Total vessel operating expenses slightly increased by 1%, or $2.3 million, to $220.7 million during the year ended December 31, 2021, compared to $218.4 million for 2020.

VLCC operating expenses increased by 3%, or $3.8 million, during the year ended December 31, 2021, compared to 2020. This increase was driven by the incorporation of our four newbuildings (Delos, Diodorus, Doris and Dickens).

Suezmax operating expenses on the other hand decreased by (2)%, or $(1.4) million, during the year ended December 31, 2021, compared to 2020. This decrease was mainly driven by the sale of the Suezmax Filikon as well as the change in flag of the Suezmaxes Cap Leon, Cap Pierre and Cap Charles.

LR1 operating expenses decreased by (100)%, during the year ended December 31, 2021, compared to 2020. No LR1 vessels have been in operation since 2020.

Time charter-in expenses and bareboat charter-hire expenses

The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2021 and 2020:

(USD in thousands)	2021	2020	$ Change	% Change
Time charter-in expenses	8,473	7,954	519	7%
Bareboat charter-hire expenses	1,277	—	1,277	—%
Total charter hire expense	9,750	7,954	1,796	23%

Total charter hire expenses increased by 23%, or $1.8 million, to $9.8 million during the year ended December 31, 2021, compared to $8.0 million for 2020. The increase was mainly related to the bareboat charter-hire expenses.

On December 15, 2021, the contract of the four bareboat charters have ended whereby the costs related to the bareboat agreements were recognized in depreciation and amortization expenses according to IFRS 16. One vessel, the VLCC Nautilus, has been redelivered to the owners before year-end. The remaining three vessels (VLCCs Navarin, Neptun and Nucleus) will be redelivered during the first quarter of 2022. Therefore, $1.3 million bareboat hire relates to the 16 days bareboat in 2021 after the end of the contract. These expenses were recorded as bareboat hire instead of accounting for a lease modification.

Time charter-in expenses increased by 7%, or $0.5 million, to $8.5 million during the year ended December 31, 2021, compared to $8.0 million for 2020.

General and administrative expenses

The following table sets forth our general and administrative expenses for the years ended December 31, 2021 and 2020:

(USD in thousands)	2021	2020 (revised)*	$ Change	% Change
General and administrative expenses	32,408	37,333	(4,925)	(13)%
* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. Please refer to Note 1.6 for further details.

General and administrative expenses include, amongst others, shore staff wages excluding shore staff working entirely on ship management, directors' fees, office rental, consulting fees, audit fees and tonnage tax, decreased by 13%, or $4.9 million, to $32.4 million for the year ended December 31, 2021, compared to $37.3 million for 2020.

This decrease was mainly due to lower wages and salaries in 2021, which is attributable to a lower accrual for the shore bonus compared to 2020 on the one hand, and a more efficient use of our people resources on the other. Overall in 2021, the salaries and wages reduced by $3.1 million compared to 2020.

Another positively contributing factor was the decrease in the administrative expenses. This decrease was mainly driven by a decrease in management board fees on the one hand and no amounts written off on trade debtors in 2021 on the other. In total, the administrative expenses dropped by $3.3 million compared to previous year.

These decreases have been offset by an increase in provisions for equity-settled share-based payment arrangements. In total, these expenses increased by $1.3 million compared to previous year (see Note 23).

More details can be found under "Note 5 - Expenses for shipping activities and other expenses from operating activities".

Depreciation and amortization expenses

The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2021 and 2020:

(USD in thousands)	2021	2020	$ Change	% Change
Depreciation and amortization expenses	344,994	319,751	25,243	8%

Depreciation and amortization expenses increased by 8%, or $25.2 million, to $345.0 million for the year ended December 31, 2021, compared to $319.8 million for 2020.

The increase was mainly driven by the change in the composition of our fleet portfolio. During 2021, four newbuildings in the VLCC segment have been added to the fleet. It concerns the vessels Delos (2021 – 300,200 dwt), Diodorus (2021 – 300,200 dwt), Doris (2021 – 300,200 dwt) and Dickens (2021 – 300,200 dwt). This triggered an additional depreciation expense of $18.3 million. Compared to 2020, the increase in depreciation and amortization expenses is also explained by the increase in depreciation on the right-of-use assets Suezmax Marlin Somerset, Suezmax Marlin Sardinia, as well as VLCC Newton for a total amount of $16.7 million.

The increase in the depreciation was partly offset by the sale of Suezmax Filikon (2002 – 149,989 dwt).

Finance Expenses

The following table sets forth our finance expenses for the years ended December 31, 2021 and 2020:

(USD in thousands)	2021	2020	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	57,961	60,627	(2,666)	(4)%
Interest Leasing	2,378	3,287	(909)	(28)%
Change in fair value of fuel derivatives recognized in P&L	8,966	1,723	7,243	420%
Fair value adjustment on interest rate swaps	78	108	(30)	(28)%
Other financial charges	14,265	9,936	4,329	44%
Foreign exchange losses	11,893	15,872	(3,979)	(25)%
Finance expenses	95,541	91,553	3,988	4%

Finance expenses increased by 4%, or $4.0 million, to $95.5 million for the year ended December 31, 2021, compared to $91.6 million for 2020.

The increase in finance expenses is mainly due to the higher negative result on the fuel derivatives related to the hedging program of the bunker fuel and higher other financial charges, partially offset by a lower amount of foreign exchange losses.

The increase in other financial charges is mainly due to the repayment of the Nordic bond above par during 2021.

Share of results of equity accounted investees, net of income tax

The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2021 and 2020:

(USD in thousands)	2021	2020	$ Change	% Change
Share of results of equity accounted investees	22,976	10,917	12,059	110%

The result of the equity accounted investees increased by 110%, or $12.1 million, to $23.0 million for the year ended December 31, 2021, compared to a result of $10.9 million for 2020. The increase is mainly due to a decrease in the depreciation and amortization cost for TI Asia and TI Africa enhanced by a decrease in income tax expenses for these two joint ventures.

The 2020 figures have been impacted by the recognition of a deferred tax liability following the signing of an extension for the two FSOs, until 2032, which caused an increase of the taxable difference between the current carrying amount at the end of the contracts for both FSOs.

More details can be found under Note 25 - equity accounted investees.

Income tax benefit/(expense)

The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2021 and 2020:

(USD in thousands)	2021	2020	$ Change	% Change
Income tax benefit (expense)	427	(1,944)	2,371	(122)%

Income tax benefit/(expense) increased by 122%, or $2.4 million, to a tax benefit of $0.4 million for the year ended December 31, 2021, compared to an expense of $1.9 million for 2020, which was mainly due to a positive adjustment of income tax for previous periods.

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

As of December 31, 2021 and December 31, 2020, we had $152.5 million and $161.5 million in cash and cash equivalents, respectively.

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

Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2021 and December 31, 2020, we had $100 million and $0.0 million in available syndicated credit lines, respectively.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2021 and December 31, 2020, we had $495.3 million and $940.4 million in available committed secured revolving credit facilities, respectively.

Net cash from (used in) operating activities during the year ended December 31, 2021 was $(25.3) million, compared to $969.8 million during the year ended December 31, 2020. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2021 will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this annual report.

As of December 31, 2021 and December 31, 2020, our total indebtedness was $1,807.9 million and $1,375.5 million respectively.

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

Our Borrowing Activities

	Amounts Outstanding as of
(USD in thousands)	December 31, 2021	December 31, 2020
Euronav NV Credit Facilities
$750.0 Million Senior Secured Credit Facility	—	—
$409.5 Million Senior Secured Credit Facility	65,000	65,000
$108.5 Million Senior Secured Credit Facility	75,985	83,221
$173.6 Million Senior Secured Credit Facility	130,307	143,613
$200.0 Million Senior Secured Credit Facility	55,000	55,000
$100.0 Million Senior Secured Credit Facility	—	—
$700.0 Million Senior Secured Credit Facility	370,000	345,000
$713.0 Million Sustainability Linked Senior Secured Credit Facility	524,135	185,000
$73.45 Million Senior Secured Credit Facility	—	—

Credit Line Facilities
Credit Lines	—	—

Senior unsecured bond
Senior Unsecured Bond	267,200	199,000

Treasury notes program
Treasury Notes Program	104,006	38,654

Other borrowings
Other borrowings	100,056	112,699

Total interest bearing debt	1,691,689	1,227,187

Joint Venture Credit Facilities (at 50% economic interest)
$220.0 Million Senior Secured Facility (TI Asia and TI Africa)	19,756	45,180

Total interest bearing debt - joint ventures	19,756	45,180

Euronav NV Credit Facilities
$750.0 Million Senior Secured Credit Facility
On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility is secured by 24 of our wholly-owned vessels. The revolving credit facility is reduced in 13 installments of consecutive six-month interval. The revolving acquisition facility is reduced in 13 installments of consecutive six-month interval and a final $154.0 million repayment is due at maturity in 2022. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Following the sale of the Cap Laurent in November 2015, the total revolving credit facility was reduced by $11.5 million. Following the sale of the Famenne in January 2016, the total revolving credit facility was reduced by $21.3 million. Following the sale of the VLCC TI Topaz in June 2017, the total revolving credit facility was reduced by $19.5 million. Following the sale of the Suezmax Cap Georges in November 2017, the total revolving credit facility was reduced by $7.5 million. Following the sale of the VLCC Artois and Flandre in December 2017, the total revolving credit facility was reduced by $35.5 million. Following the sale of the Suezmax Cap Jean in May 2018, the total revolving credit facility was reduced by $7.4 million. Following the sale of the Suezmax Cap Romuald in August 2018, the total revolving credit facility was reduced by $7.4 million. Following the sale of the Suezmax Finesse in February 2020, the total revolving credit facility was reduced by $6.3 million. Following the sale of the Suezmax Cap Diamant in April 2020, the total revolving credit facility was reduced by $4.0 million. Following the sale of the VLCC TI Hellas in May 2020, the total revolving credit facility was reduced by $9.2 million. In September 2020, five vessels under this facility were refinanced under the new $713.0 Sustainability linked Senior Secured Credit Facility and the total commitment was therefore reduced by $190.5 million. Following the sale of the Suezmax Filikon in May 2021, the total revolving credit facility was reduced by $2.2 million. As of December 31, 2021, and December 31, 2020, the outstanding balance on this facility was $0.0 million and $0.0 million, respectively.

$409.5 Million Senior Secured Credit Facility
On December 16, 2016, we entered into a $409.5 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $500.0 Million Senior Secured Credit Facility. This facility is secured by 11 of our wholly-owned vessels. The revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $129.2 million repayment is due at maturity in 2023. This facility bears interest at LIBOR plus a margin of 2.25% per annum plus applicable mandatory costs. Following the sale and lease back of the VLCC Nautica, Nectar and Noble in December 2019, this facility was reduced by $56.9 million. Following the sale of the VLCC Newton in February 2021, the total revolving credit facility was reduced by $16.3 million. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $65.0 million and $65.0 million, respectively.

$108.5 Million Senior Secured Credit Facility
On April 25, 2017, we entered into a $108.5 million revolving credit facility with DNB Bank ASA, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $27.1 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $81.4 million insured by the Korea Trade Insurance Corporation, which we refer to as “K-sure tranche”. We used the proceeds of this facility to finance our acquisition of the VLCC newbuildings Ardeche and Aquitaine, which were delivered to us on January 12, 2017 and January 20, 2017, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $21.7 million repayment is due at maturity in 2029. The K-sure tranche bears interest at LIBOR plus a margin of 1.50% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval until maturity in 2029. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $76.0 million and $83.2 million, respectively.

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

$173.5 Million Senior Secured Credit Facility
On March 22, 2018, we entered into a $173.5 million revolving credit facility with Crédit Agricole Corporate and Investment Bank, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $69.4 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $104.1 million provided by the Export-Import Bank of Korea, which we refer to as “Kexim tranche”. We used the proceeds of this facility to finance our acquisition of the Suezmax newbuildings Cap Quebec, Cap Pembroke, Cap Port Arthur, and Cap Corpus Christi, which were delivered to us on March 26, 2018, April 25, 2018, August 8, 2018 and August 29, 2018, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $13.9 million repayment is due at maturity in 2030.The Kexim tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval till maturity in 2030. The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on March 28, 2025, with 13 months' notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $130.3 million and $143.6 million, respectively.

$200.0 Million Senior Secured Credit Facility
On September 7, 2018, we entered into a $200.0 million secured revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $581.0 Senior Secured Loan facility, our $67.5 Million Secured Loan Facility (Larvotto), and our $76.0 Million Secured Loan Facility (Fiorano). This facility is secured by nine of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.0 repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $55.0 million and $55.0 million, respectively.

$100.0 Million Senior Secured Credit Facility
On June 27, 2019,we entered into a $100.0 million senior secured amortizing revolving credit facility with a syndicate of banks in which ABN Amro Bank acts as Coordinator, Agent and Security Trustee. The purpose of the credit facility is to finance the purchase inventory of low sulfur fuel oil. On June 30, 2021, the Group terminated the facility. As of December 31, 2020, the outstanding balance on this facility was $0.0 million and was not used any longer during the first half year of 2021.

$700.0 Million Senior Secured Credit Facility
On August 28, 2019, we entered into a $700.0 million secured revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $633.5 Senior Secured Loan facility. This facility is secured by 13 of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $407.0 repayment is due at maturity in 2026. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $370.0 million and $345.0 million, respectively.

$713.0 Million Sustainability Linked Senior Secured Credit Facility
On September 11, 2020, the Group entered into a $713.0 million sustainability linked loan with specific targets to emission reduction, or the $713.0 Million Sustainability Linked Senior Secured Credit Facility. This facility is secured by 16 of our wholly-owned vessels, 13 VLCCs and three Suezmaxes. The credit facility will mature on March 31, 2026 and carries a rate of LIBOR plus a margin of 2.35%. The facility consists of (i) a revolver of 469.0 million to refinance the $340.0 million senior secured credit facility and part of the $750.0 million senior secured credit facility and (ii) a term loan of 244.0 million to finance the acquisition of four newbuilding VLCCs with delivery in the first quarter of 2021. The facility includes terms with clear targets to reduce our GHG emissions with compliance being rewarded with a reduced interest coupon of five basis points. As of December 31, 2021 and December 31, 2020 the outstanding balance under this facility was $524.1 million and $185.0 million, respectively.

$73.45 Million Senior Secured Credit Facility
On December 2, 2021, the Group entered into a secured $73.45 million sustainability linked loan at LIBOR to finance two newbuilding Suezmaxes which have been delivered in the first quarter of 2022. The loan has been concluded with DNB and includes sustainability and emission reductions as a component of the margin pricing. The conclusion of this funding brings facilities with an integrated sustainability component to 41% of Euronav’s commercial bank financing. The facility will have a duration of six years. As of December 31, 2021, the outstanding balance on this facility was $0.0 million.

€80.0 Million Unsecured Credit Line Facility

On April 7, 2021, the Group entered into an €80 million ($100 million) unsecured revolving credit facility. This new facility has been concluded with a range of commercial banks and the support of Gigarant, with sustainability and emission reductions as a component of the margin pricing. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2021 will be supported by compliance with the Poseidon principles. The facility will have a duration of minimum three years, with two 1-year extension options. As of December 31, 2021, the outstanding balance on this facility was $0.0 million.

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

On September 2, 2021, we announced a successful placement of $200 million senior unsecured bonds. The bonds mature in September 2026 and carry a coupon of 6.25%. An application was made for the bonds to be listed on Oslo Stock Exchange. The related transaction costs of $3.3 million are amortized over the lifetime of the instrument using the effective interest rate method. The net proceeds from the bond issue will be used for general corporate purposes and/or refinancing of the existing $200 million bond (ISIN: NO0010793888) maturing in May 2022. As part of this transaction, we bought back $132 million of the $200 million senior bonds issued in 2017 and due to mature in May 2022. DNB Markets, Nordea, SEB and Arctic Securities AS acted as joint bookrunners in connection with the placement of the bond issue.

On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock Exchange of Euronav Luxembourg S.A.’s $200 million senior unsecured bonds due September 2026.

As of December 31, 2021, and December 31, 2020, the outstanding balance under these Unsecured Notes was $267.2 million and $199.0 million, respectively.

€150.0 Million Treasury Notes Program
On June 6, 2017, we entered into an agreement, or the Dealer Agreement, with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Belgian Multi-Currency Short-Term Treasury Notes Program with a maximum outstanding amount of €50.0 million. On October 1, 2018, we amended the agreement to increase the maximum outstanding amount to €150.0 million, while appointing KBC Bank NV as additional dealer for the program. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of December 31, 2021 and December 31, 2020, the outstanding balances under this program was $104.0 million (€91.8 million) and $38.7 million (€31.5 million), respectively

Other borrowings
On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. At the end of the bareboat contract, the vessels will be redelivered to their new owners. Euronav may, at any time on and after the 1st anniversary, notify the owners by serving an irrevocable written notice at least three months prior to the proposed purchase option date of the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

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

As of December 31, 2021 and December 31 2020, the outstanding balance under this program was $39.5 and $90.4 million in aggregate.

The joint venture term loans described above were secured by a mortgage of the specific vessel and we provided a guarantee for the revolving credit facility tranche. As of December 31, 2021 and December 31, 2020, the outstanding balance under the revolving credit facility tranche was $19.8 million and $45.2 million.

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

In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we consider economically as equivalent to investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2021 and December 31, 2020, $39.5 million and $90.4 million was outstanding respectively under these joint venture loan agreements, of which we guaranteed $19.8 million and $45.2 million.

As of December 31, 2021 and December 31, 2020, we were in compliance with all of the covenants contained in our debt agreements, and our joint ventures were in compliance with all of the covenants contained in their respective debt agreements.

Guarantees

We have provided guarantees to financial institutions that have provided credit facilities in 2019 to two of our joint ventures, in the aggregate amount of $19.8 million.

In addition, on July 14, 2017 and September 22, 2017, TI Asia Ltd. and TI Africa Ltd., two 50%-owned joint ventures, which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into two guarantees of up to $5.0 million each with ING Bank, in favor of North Oil Company in connection with its use of the FSO Asia and FSO Africa. These guarantees terminate on October 21, 2022 for the FSO Asia and December 21, 2022 for the FSO Africa. As of December 31, 2021, these guarantees have not been called upon.

Recent Developments
During January of 2022, Euronav acquired two newbuildings into its fleet, the Cedar (2022 - 157,310 dwt) and the Cypress (2022 - 157,310 dwt). These are two out of five Suezmax newbuildings that are contracted to be delivered into the Euronav fleet. The Cedar was delivered on January 7, 2022 and Cypress on January 20, 2022. The delivery of three newbuilding VLCCs is scheduled for the first and second quarter of 2023 while the remaining three Suezmax newbuildings are due to join our fleet in the third quarter 2023 and the first quarter 2024 .

The VLCCs Nucleus, Neptun and Navarin have been redelivered in the first quarter of 2022. Under the leaseback agreement there was a seller's credit of $4.5 million per vessel. A capital gain of $13.5 million has been recognized in the consolidated statement of profit or loss in the first quarter of 2022.

On March 18, 2022, the Company announced that the Financial Supervisory Authority of Norway has approved the base prospectus with appendices prepared by Euronav Luxembourg S.A. (“Euronav Luxembourg”) in connection with the listing on the Oslo Stock Exchange of Euronav Luxembourg’s $200 million senior unsecured bonds, due September 2026. The

$200 million senior unsecured bonds, issued by Euronav Luxembourg and guaranteed by the Company, are listed on the Oslo Stock Exchange as of March 22, 2022.

Recent developments in the Ukraine region and continuing conflicts in the Middle East have contributed to further economic instability in the global financial markets and international commerce. As of the date of this annual report, the outcome of the conflict between Russia and Ukraine was not clear and the Company acknowledges that any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry.

Beginning February 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflict in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions.

The invasion and the subsequent war between Russia and Ukraine will impact our business in the following areas:

Freight rates – due to self-sanctioning being performed by oil traders, refiners, and by shippers of Russian petroleum products, the market has witnessed longer tonnage and shorter cargoes. This has put pressure on freight rates in the VLCC and Suezmax segments as there are now more ships than cargoes available in the market in the short term. The longer term prognosis is that ton miles may increase due to the adjustment of trade flows to compensate refineries and markets for the lack of Russian oil flows, as well as an increase in a sanction fleet tonnage to move the required Russian oil cargoes from the west to markets in the east. The Company has suspended its operations with Russian customers which represents an insignificant portion of the Company’s turnover (below 5%).

Bunker Fuel Cost – due to the risk within the tanker market, and the self-sanctioning of Russian oil flows, the price of marine fuels has increased and will continue to be high for the foreseeable future. This is due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO, VLSFO and MGO markets. These price increases will negatively impact the cost structure of the vessels making it more expensive to ship freight on long haul voyages. The spread between HSFO and VLSFO was at a high level pre-invasion, but has begun to correct as the removal of Russian origin HSFO from the market has begun to tighten up supplies in Europe and in the Mediterranean.

The Company acknowledges that Cybersecurity risks have increased and have responded by taking appropriate mitigating actions.

Crew issues – as we do have officers and crew that are from Russia and Ukraine, the current conflict makes the ability to perform regular crew changes problematic, as travel may not be available, and we may not be able to help repatriate a crew member to his or her home. This could impact the smooth operations of vessels as new officers and crews are sourced which may not have the familiarity of the vessel that they are joining. This could result in an extra crew cost on a yearly basis of approximately $500,000 .

Going forward, it remains difficult to estimate the future impact of the conflict between Russia and Ukraine in the economies where we are active, and hence difficult to quantify the impact these factors might have on our financial results.

On April 7, 2022, the Company announced that Euronav (EURN) and Frontline (FRO) have signed a term sheet that has been unanimously approved by their Supervisory Board and Board of Directors, respectively, on a potential stock-for-stock combination between the two companies, based on an exchange ratio of 1.45 FRO shares for every EURN share resulting in Euronav and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined group. The combination remains subject to agreement on a transaction structure, confirmatory due diligence, agreement on the terms and conditions of the potential combination agreement, applicable board, shareholder, customer, lender and/or regulatory approvals, employee consultations and other customary completion conditions.

C.     Research and Development, Patents and Licenses
Not applicable.

D.    Trend information
The supply and demand patterns for ships continue to have the biggest impact on revenues. Generally, the global demand for oil transportation on ships is affected by the global demand for crude oil, which in turn is highly dependent on the state of the global economy. Economies across the world are currently recovering from the outbreak of COVID-19, which brought about restrictions on economic activity, which in turn heavily affected global oil demand. Most forecasting agencies agree that 2022 is the year we will see oil demand return to pre-COVID levels. The tanker market continues to experience some level of pressure from temporarily reduced demand, however loading volumes are closing in on the levels experienced in late-2019. Platts currently estimates that demand for oil in 2022 is expected to increase by 4.6 million barrels per day compared to 2021, with steady growth through the year.

The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also on how this oil is traded. For example, the market has continued to see a significant uptick in exports emanating from the US Gulf and other Atlantic based producers, most of which have been destined for China, India, and other Far Eastern customers. This oil travels a substantially longer distance than crude oil originating from the Arabian Gulf traveling to the same destination, and hence the transportation of this oil entails a larger employment of the crude tankers. The current trend is a rise in crude exports from the Atlantic basin combined with demand growth centered in the Far East providing longer employment times for crude tankers for the incremental barrel produced. Though the freight market is challenged at the moment the outlook for the remainder of 2022 is more positive and increasing freight levels are expected for both VLCCs and Suezmaxes. The trend for financing of shipping companies is likely to remain challenging with sustainability features and targets becoming more standard in all finance facilities.

The supply of tankers is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through recycling or conversion) and the number of vessels tied up in alternative employment such as storage. The tanker orderbook remains measured, with the VLCC orderbook equal to 8% of the fleet and Suezmax orderbook equal to 6% of the current fleet. The fleet exit program has been measured over the past year, though there is the expectation of an imminent revival of the recycling sector. We expect regulatory requirements to push a number of ships out of the trading fleet as owners are faced with the alternative of putting their older vessels through costly upgrades to comply with new directives, such as the Ballast Water Management Convention. The requirement for vessels to now burn low sulfur fuel and adhere to strict EEXI requirements starting in 2023 is among other factors that may cause ship owners to re-evaluate the longevity of some of their older tonnage.In addition, 14% of the VLCC fleet and 17% of the Suezmax fleet is currently at an age at which shipowners would naturally look at divesting the tonnage (18+ years old).

Our revenues are also affected by our strategy to employ certain of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where vessel earnings are heavily impacted by the supply and demand balance. Our management team continuously evaluates the value of both strategies and makes informed decisions on the chartering mix based on anticipated earnings, and through this process we aim to always maximize each vessel’s return

We believe that in view of our strong funding and liquidity structure, as supported by a proven management team, strict capital discipline and an established dividend distribution policy, we are well positioned to weather the volatility of the sector.

Please see "Factors affecting our results of operations—COVID-19” and "Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions."

E. Safe Harbour
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

Name	Age	Position	Date of Expiry of Current Term (for Supervisory Board)
Carl E. Steen	71	Chairman of the Supervisory Board	Annual General Meeting 2022
Anne-Hélène Monsellato	54	Supervisory Board Member	Annual General Meeting 2022
Grace Reksten Skaugen	68	Supervisory Board Member	Annual General Meeting 2022
Anita Odedra	51	Supervisory Board Member	Annual General Meeting 2023
Carl Trowell	53	Supervisory Board Member	Annual General Meeting 2023
Hugo De Stoop[1]	49	Chief Executive Officer
Lieve Logghe[2]	53	Chief Financial Officer
Alex Staring[3]	56	Chief Operating Officer
Egied Verbeeck[4]	47	General Counsel
Brian Gallagher	51	Head of Investor Relations
Stamatis Bourboulis	64	General Manager, Euronav Ship Management (Hellas) Ltd.
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

Biographical information concerning the Members of the Supervisory Board and Management Board listed above is set forth below:
Carl E. Steen, our Chair, was co-opted as director and appointed Chairman of our Supervisory Board with effect immediately after the meeting of our Supervisory Board of December 3, 2015. Mr. Steen is also a member of our Audit and Risk Committee and our Corporate Governance and Nomination Committee. He graduated from the Eidgenössische Technische Hochschule in Zurich, Switzerland in 1975 with a M.Sc. in Industrial and Management Engineering. After working as a consultant in a logistical research and consultancy company, he joined a Norwegian shipping company in 1978 with primary focus on business development. Five years later, in 1983, he joined Christiania Bank and moved to Luxembourg, where he was responsible for Germany and later the Corporate division. In 1987, Mr. Steen became Senior Vice president within the Shipping Division in Oslo and in 1992 he took charge of the Shipping/Offshore and Transport Division. When Christiania Bank merged with Nordea in 2001, he was made Executive Vice President within the newly formed organization while adding the International Division to his responsibilities. Mr. Steen remained Head of Shipping, Offshore and Oil services and the International Division until 2011. Currently, Mr. Steen is a non-executive director for the following listed companies in the finance, shipping and logistics sectors: Golar LNG , where he also sits on the Audit Committee, Wilh Wilhelmsen and Belships. The Company’s Supervisory Board has determined that Mr. Steen is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.

Anne-Hélène Monsellato, one of our Supervisory Board Members, serves and has served on our Supervisory Board since her appointment at the AGM in May 2015, and is the Chair of our Audit and Risk Committee. She can be considered as the Audit and Risk Committee financial expert for purposes applicable for corporate governance regulations and Article 3:6 paragraph 1, 9° of the Belgian Code of Companies and Associations. Since June 2017, Mrs. Monsellato serves on the Board of Directors of Genfit, a biopharmaceutical company listed on Euronext Paris and on NASDAQ (NASDAQ: GNFT), and is the chairman of the Audit Committee. Mrs. Monsellato is an active member of the French National Association of Directors. In addition, she serves as the Vice President and Treasurer of the American Center for Art and Culture, a U.S. private foundation based in New York. From 2005 until 2013, Mrs. Monsellato served as a Partner with Ernst & Young (now EY), Paris, after having served as Auditor/Senior, Manager and Senior Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in cross-border listing transactions and internal control over financial reporting in particular in the US. She is also a member of the French institute of directors and of ecoDA, where she participates in working groups related to the EU Audit Reform and ESG reporting. She is a Certified Public Accountant in France since 2008 and graduated from EM Lyon in 1990 with a degree in Business Management. The Company’s Supervisory Board has determined that Ms. Monsellato is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
Grace Reksten Skaugen, one of our Supervisory Board Members, serves and has served on the Supervisory Board since the AGM on May 12, 2016 and is Chair of the Remuneration Committee and a member of the Corporate Governance and Nomination Committee, as well as of the Sustainability Committee. Ms. Reksten Skaugen is a Trustee member of The International Institute of Strategic Studies in London. From 2002 until 2015, she was a member of the Board of Directors of Statoil ASA. She is presently a Board member of Investor AB, Lundin Petroleum AB, and PJT Partners, a US boutique investment bank. In 2009 she was one of the founders of the Norwegian Institute of Directors, of which she continues to be a member of the Board. From 1994 to 2002 she was a Director in Corporate Finance in SEB Enskilda Securities in Oslo. She has previously worked in the fields of venture capital and shipping in Oslo and London and carried out research in microelectronics at Columbia University in New York. She has a doctorate in Laser Physics from Imperial College of Science and Technology, University of London. In 1993 she obtained an MBA from the BI Norwegian School of Management. The Company’s Supervisory Board has determined that Ms. Skaugen is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
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
Carl Trowell serves on the Supervisory Board since his appointment at the AGM of May 2019, and is a member of the Remuneration Committee and Chair of the Corporate Governance and Nomination Committee. Since June 2020, Carl Trowell is the Chief Executive Officer of Acteon Group Ltd., a marine energy and infrastructure services company serving the renewables, near-shore construction and oil and gas sectors. Prior to join Acteon, Carl served as Chief Executive Officer of Ensco PLC, a NYSE listed London-based offshore drilling company, since 2014, where he was also a member of the Board of Directors and took up the position of Executive Chairman in April 2019 upon closing of the merger with Rowan PLC (subsequently becoming Valaris PLC) until April 2020. Prior to this Carl had an international executive career with Schlumberger Ltd., holding the roles of President of the Integrated Project Management, the Production Management and the WesternGeco Seismic divisions of the company. Prior to these roles, he held a variety of international management positions within Schlumberger including corporate VP for Marketing and Sales and Managing Director North-Sea/Europe region. Mr Trowell began his career as a petroleum engineer with Royal Dutch Shell before joining Schlumberger. Carl has been a member of several energy industry advisory boards, he was formally a supervisory board member for EV Private Equity and served as a non-executive director on the board of Ophir Energy PLC from 2016 to 2019. Mr Trowell has a PhD in Earth Sciences from the University of Cambridge, a Master of Business Administration from the Open University (UK), and a Bachelor of Science degree in Geology from Imperial College London.
Hugo De Stoop serves on the Management Board as Chief Executive Officer as of May 2019. During 2020, he took up the role of Chair of the Sustainability Committee. Mr. De Stoop served as our Chief Financial Officer since 2008, after serving as our Deputy Chief Financial Officer and Head of Investor Relations beginning in 2004. Mr. De Stoop has been a member of our Management Board since 2008. Mr. De Stoop started his career in 1998 with Mustad International Group, an industrial group with over 30 companies located in five continents where he worked as a project manager on various assignments in the United States, Europe and Latin America, in order to integrate recently acquired subsidiaries. In 1999, Mr. De Stoop founded First Tuesday in America, the world's largest meeting place for high tech entrepreneurs, venture capitalists and companies and helped develop the network in the United States and in Latin America and, in 2001, was appointed member of the Board of Directors of First Tuesday International. In 2000, he joined Davos Financial Corp., an investment manager for UBS, specializing in Asset Management and Private Equity, where he became an Associate and later a Vice President in 2001. He conducted several transactions, including private placement in public equities (PIPE) and investments in real estate. Mr. De Stoop studied in Oxford, Madrid and Brussels and graduated from ULB (École Polytechnique) with a Master of Science in engineering. He also holds an MBA from INSEAD.
Lieve Logghe joined Euronav as Chief Financial Officer on January 1, 2020, succeeding Hugo De Stoop who took on the role of CEO. Ms. Logghe is member of the Euronav Management Board. She started her career in international finance with an initial 3-year period as Audit Senior with PriceWaterhouseCoopers in Belgium. In 1995 Ms. Logghe joined Sidmar (currently ArcelorMittal Belgium) and she progressively moved through the finance organization in different European geographies after the merger between Arbed, Usinor, Aceralia and Mittal to her position of Vice President CFO for ArcelorMittal Flat Europe in Luxemburg. As of July 2018, she was VP Head of Energy for the ArcelorMittal Europe perimeter. In this role, she extended her expertise in the fields of sustainability and was also confronted with the numerous challenges the industry faced in their transition to embrace the ESG principles. Ms. Logghe graduated from University of Brussels with a Master in Economics, from Vlerick School for Management with a Master in Accounting and from EHSAL Management School with an expertise in Fiscal Sciences. She is a Certified Internal Auditor (IIA) since 1997.

Alex Staring serves and has served as our Chief Operating Officer since 2005 and as of July 2010 he is also in charge of the offshore segment. Captain Staring has been a Director of Euronav Hong Kong Ltd. since 2007, a Director of Euronav SAS and Euronav Ship Management since 2002 and a Director of Euronav Luxembourg SA since 2000. In 2000, international shipping companies, AP Moller, Euronav, Frontline, OSG, Osprey Maritime and Reederei "Nord" Klaus E Oldendorff consolidated the commercial management of their VLCCs by operating them in a pool, Tankers International, of which Captain Staring became Director of Operations. In 1988, Captain Staring gained his master's and chief engineer's license and spent the majority of his time at sea on Shell Tankers and CMB tankers, the last three years of which he attained the title of Master. From 1997 to 1998, Captain Staring headed the SGS S.A. training and gas centre. In 1998, Captain Staring rejoined CMB and moved to London to head the operations team at their subsidiary, Euronav UK. Captain Staring graduated with a degree in Maritime Sciences from the Maritime Institute in Flushing, The Netherlands and started his career at sea in 1985.
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
Stamatis Bourboulis joined the Euronav Management Board on January 1, 2019. Mr. Bourboulis has been General Manager of Euronav Ship Management (Hellas) Ltd. since its inception in November 2005. Mr. Bourboulis is also a member of the Sustainability Committee. Following his employment in a chemical factory, ship building and ship repair shipyards in Greece, he joined Ceres Hellenic Shipping Enterprises Ltd in October 1990 as Superintendent Engineer and dealt with various types of vessels. In 1997 Mr. Bourboulis became Ship Manager for the Crude Oil Tankers and OBOs. In 2000 Mr. Bourboulis undertook the position of Technical Manager for the Ceres fleet of Dry Bulk, Crude Oil, Chemical and LNG Carriers. He is a member of the Marine Technical Mgrs Association (MARTECMA), Intertanko Safety and Technical Committee (ISTEC), Intertanko Council, DNVGL, LR Greek National Committee, RINA Greek Committee, GtZ coalition Strategy Group and the GtZ Coalition Fuels & Technologies Workstream Leadership Group. Mr. Bourboulis graduated from the National Technical University of Athens as a Naval Architect and Marine Engineer in 1981.

B.          Compensation
B.1. Compensation of the Supervisory Board Members
The compensation of our Supervisory Board is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the Renumeration Committee and approved at the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies.
The remuneration in 2021 of the members of the Supervisory Board is reflected in the table below:

Name	Fixed fee	Attendance fee Board	Audit and Risk committee	Attendance fee Audit and Risk Committee	Remuneration Committee	Attendance fee Remuneration Committee	Corporate Governance and Nomination Committee	Attendance fee Corporate Governance and Nomination Committee	Sustainability committee	Attendance fee Sustainability Committee	Total
Carl Steen	€160,000	€40,000	€20,000	€20,000	€2,500	€10,000	€5,000	€20,000	€0		€277,500
Anne-Hélène Monsellato	€60,000	€40,000	€40,000	€20,000	€0		€0		€0		€160,000
Ludovic Saverys	€25,000	€10,000	€0		€2,083	€5,000	€0		€2,083	€5,000	€49,167
Grace Reksten Skaugen	€60,000	€40,000	€0		€7,500	€20,000	€5,000	€20,000	€5,000	€20,000	€177,500
Anita Odedra	€60,000	€40,000	€20,000	€15,000	€0		€0		€5,000	€20,000	€160,000
Carl Trowell	€60,000	€40,000	€0		€5,000	€20,000	€7,500	€20,000	€0		€152,500
Total	€425,000	€210,000	€80,000	€55,000	€17,083	€55,000	€17,500	€60,000	€12,083	€45,000	€976,667

B.2. Compensation of the Management Board Members
The fixed and variable remuneration in 2020 of the members of the Management Board is reflected in the table below:

Remuneration of Management Board Members for the previous financial year

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Remuneration	Director Fees	Fringe benefits
Hugo De Stoop, as permanent representative of Hecho BV	CEO	€ 314,496	€ 292,000	€ 17,082	€ 370,000			€ 993,578	62,76%	37,24%
Alex Staring, as permanent representative of AST Projects BV	COO	€ 255,732	€ 295,000	€ 0	€ 260,000			€ 810,732	67,93%	32,07%
Egied Verbeeck, as permanent representative of Echinus BV	General Counsel	€ 219,960	€ 180,000	€ 17,082	€ 250,000			€ 667,042	62,52%	37,48%
Lieve Logghe, as permanent representative of TINCC BV	CFO	€ 335,000	€ 90,000	€ 0	€ 280,000	€ 142,800		€ 847,800	50,13%	49,87%
Brian Gallagher, as permanent representative of BG-IR Ltd.	Investor Relations Manager	£ 209,000	€ 0	€ 0	£ 80,000			£ 289,000	72,32%	27,68%
Stamatis Bourboulis	General Manager Hellas	€ 365,147	€ 0	€ 9,690	€ 80,000		€ 18,257	€ 473,094	83,09%	16,91%
(1) Only takes into account the remuneration under the STIP, for information in respect of renumeration under the Company’s Long Term Incentive Plans (LTIPs) please refer to table under Item 6. F. Equity Incentive Plan.

Remuneration of Management Board Members for the reported financial year

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Remuneration	Director Fees	Fringe benefits
De Stoop Hugo, represented by HECHO Management	CEO	€314,496	€292,000	€17,142	€334,875			€958,513	65.06%	34.94%
Staring Alex, represented by AST Projects	COO	€255,732	€295,000	€0	€172,951			€723,683	76.10%	23.90%
Verbeeck Egied, represented by ECHINUS BV	General Counsel	€219,960	€180,000	€17,142	€174,135			€591,237	70.55%	29.45%
Logghe Lieve, represented by TINCC BV	CFO	€372,500	€90,000	€0	€202,134			€664,634	69.59%	30.41%
Gallagher Brian, represented by BG-IR Ltd till 31/07/2021	IR Manager	£121,917	£0	£0
Gallagher Brian, as from 01/08/2021	IR Manager	£79,165	£0	£0	£84,265		£7,917.00	£293,264	71.27%	28.73%
Bourboulis Stamatis	GM Hellas	€365,625	€0	€11,730	€48,582		€18,281	€444,218	89.06%	10.94%
(1) Only takes into account the remuneration under the STIP, for information in respect of renumeration under the Company’s Long Term Incentive Plans (LTIPs) please refer to table under Item 6. F. Equity Incentive Plan.

C.          Board Practices

Effective as of February 20, 2020, Euronav's governance structure was revised to adopt a two tier governance model. As of February 20, 2020, the body formerly known as the Board of Directors was converted into a Supervisory Board and the former Executive Committee ceased to exist and was replaced by the existing Management Board, in accordance with relevant provisions of the Belgian Code of Companies and Associations. For the date of expiration of the current term of office of each member of our Supervisory Board, please see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”

Our Supervisory Board currently consists of five members, all of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules and regulations of the NYSE: Mr. Steen, Ms. Monsellato, Ms. Skaugen, Ms. Odedra and Mr. Trowell.
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
Remuneration Committee
Our Remuneration Committee consists of three members: Ms. Skaugen, as Chairman, Mr. Steen and Mr. Trowell. Our remuneration committee is responsible for assisting and advising the Supervisory Board on determining compensation of its members, members of the Management Board and other employees and administering our compensation programs.
Sustainability Committee
Our Sustainability Committee (formerly known as ESG & Climate Committee) consists of six members: Mr. De Stoop, as Chair, Ms. Skaugen, Ms Odedra, Mr. Verbeeck, Mr Bourboulis and Mr. Gallagher. The Sustainability Committee is an advisory body to the Supervisory Board. The main role of the Sustainability Committee is to assist and advise the Supervisory Board in monitoring the performance as well as key risks and opportunities that the Company faces in relation to environmental, social and climate matters. In this respect the Sustainability Committee will oversee the Company’s conduct and performance on ESG matters as well as its reporting thereon, in order to inform the Supervisory Board and make recommendations it deems appropriate on any area within its remit where action or improvement is needed. For more information, please see “Item 5. Environment, Social and Governance.”

D.          Employees

As of December 31, 2021, we employed approximately 3,147 (2020: 3,720 and 2019: 2,910 ) people, of which:

•approximately 193 onshore employees (2020: 220 and 2019: 210) based in our offices in Greece, Belgium, United Kingdom, France, Switzerland, Hong Kong, Geneva, and Singapore, and

•approximately 2,954 seagoing officers and crew (2020: 3,500 and 2019: 2,700).

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

F.     Equity Incentive Plans

Name of Director	Position	The main conditions of share plans					Information regarding the reported financial year
							Opening balance	During the year		Closing balance
		Specification of plan	Performance period (1)	Award date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares awarded a) total number granted b) value @ grant date	Shares vested a) total number vested b) value @ vest date	Shares subject to a performance condition	Shares awarded and unvested	Shares subject to a retention period
De Stoop Hugo, represented by HECHO Management	CEO	LTIP 2016	02/02/2016- 03/02/2020	02/02/2016	03/02/2020	N/A	0				0	N/A

		LTIP 2017	09/02/2017 - 10/02/2021	09/02/2017	10/02/2021	N/A	6,743		a) 6,743		0	N/A
									b) € 58,472
		LTIP 2018	16/02/2018 - 17/02/2022	16/02/2018	17/02/2022	N/A	25,080		a) 12,540		12,540	N/A
									b) €115,356
		TBIP	12/01/2019 - 12/01/2024	12/01/2019	12/01/2024	N/A	264,000			264,000	264,000	N/A

		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A	67,069			67,069	67,069	N/A

		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A	48,856			48,856	48,856	N/A

		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A		a) 65,355		65,355	65,355	N/A
								b) €500,000

Staring Alex, represented by AST Projects	COO	LTIP 2016	02/02/2016 - 03/02/2020	02/02/2016	03/02/2020	N/A	0				0	N/A

		LTIP 2017	09/02/2017 - 10/02/2021	09/02/2017	10/02/2021	N/A	4,186		a) 4,186		0	N/A
									b) €36,299
		LTIP 2018	16/02/2018 - 17/02/2022	16/02/2018	17/02/2022	N/A	24,320		a) 12,160		12,160	N/A
									b) €111,860
		TBIP	12/01/2019 - 12/01/2024	12/01/2019	12/01/2024	N/A	132,000			132,000	132,000	N/A

		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A	39,034			39,034	39,034	N/A

		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A	28,434			28,434	28,434	N/A

		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A		a) 38,037		38,037	38,037	N/A
								b) €291,000

Verbeeck Egied, represented by ECHINUS BV	General Counsel	LTIP 2016	02/02/2016- 03/02/2020	02/02/2016	03/02/2020	N/A	0				0	N/A

		LTIP 2017	09/02/2017 - 10/02/2021	09/02/2017	10/02/2021	N/A	3,269		a) 3,269		0	N/A
									b) €28,347
		LTIP 2018	16/02/2018 - 17/02/2022	16/02/2018	17/02/2022	N/A	18,240		a) 9,120		9,120	N/A
									b) €83,895
		TBIP	12/01/2019 - 12/01/2024	12/01/2019	12/01/2024	N/A	149,600			149,600	149,600	N/A

		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A	21,797			21,797	21,797	N/A

		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A	15,878			15,878	15,878	N/A

		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A		a) 21,240		21,240	21,240	N/A
								b) €162,500
Logghe Lieve, represented by TINCC BV	CFO	LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A	34,199			34,199		N/A

		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A		a) 45,749		45,749	45,749	N/A
								b) €350,000

Gallagher Brian, represented by BG-IR Limited	Investor Relations Manager	LTIP 2017	09/02/2017 - 10/02/2021	09/02/2017	10/02/2021	N/A	2,012		a) 2012		0	N/A
									b) €17,447
		LTIP 2018	16/02/2018 - 17/02/2022	16/02/2018	17/02/2022	N/A	4,213		a) 2,106		2,107	N/A
									b) €19,376
		TBIP	12/01/2019 - 12/01/2024	12/01/2019	12/01/2024	N/A	70,400			70,400	70,400	N/A

		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A	9,677			9,677	9,677	N/A

		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A	6,267			6,267	6,267	N/A

		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A		a) 8,614		8,614	8,614	N/A
								b) £57,000

Bourboulis Stamatis	General Manager Hellas	TBIP	12/01/2019 - 12/01/2024	12/01/2019	12/01/2024	N/A	44,000		44,000	44,000	N/A

		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A	14,769		14,769	14,769	N/A

		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A	10,758		10,758	10,758	N/A

		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A		a) 14,391	14,391	14,391	N/A
								b) €110,100

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

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	46,652	N/A*
Former CFO	37,620	37,620
COO	36,480	36,480
General Counsel	27,360	27,360
Head of Investor Relations	6,319	6,319
* The former CEO waived further entitlements as a result of termination of his employment, announced by press release on February 4, 2019.
Transaction Based Incentive Plan
On January 12, 2019, the members of the Executive Committee and certain other senior employees were granted a transaction based incentive award in the form of 1,200,000 phantom stock units or the Transaction Based Incentive Plan. References in the tabular disclosure immediately under the heading “Item 6.F.—Equity Incentive Plans” to “TBIP” are to the Transaction Based Incentive Plan. The vesting and settlement of the awards under the Transaction Based Incentive Plan is spread over a timeframe of five years. The phantom stock awarded matures in four tranches as follows:
•the first tranche of 12% vests when the Company's share price reaches $12;
•the second tranche of 19% vests when the Company's share price reaches $14;
•the third tranche of 25% vests when the Company's share price reaches $16; and
•the fourth tranche of 44% vests when the Company's share price reaches $18.

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	400,000	N/A*
Former CFO	300,000	36,000
COO	150,000	18,000
General Counsel	170,000	20,400
Head of Investor Relations	80,000	9,600
General Manager Hellas	50,000	6,000
* The former CEO waived further entitlements as a result of termination of his employment, announced by press release on February 4, 2019.
2019 Long Term Incentive Plan
In December 2019, the Supervisory Board, upon recommendation of the Remuneration Committee, has adopted a variable compensation structured as a long term incentive plan comprised of restricted stock units, or RSUs for certain of our Management Board Members. Each RSU grants the applicable holder of the RSU, or the RSU Holder a conditional right to receive one (1) ordinary share for free upon vesting of the RSU.

The maximum value at grant:
•In the case of the CEO, 100% of absolute base salary for the CEO; and
•In the case of the other Management Board Members, ranges from 30% to 75% of absolute base salary of such Members.

The vesting is subject for:
•75% to a relative Total Shareholder Return (TSR) performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award; and
•25% to an absolute TSR of the Company’s Shares measured each year for 1/3rd of 25% of the award.

The RSUs held by an RSU Holder may vest in accordance with the principles of the plan during a period of three years and will only be acquired by the RSU holder after three years.

2020 Long Term Incentive Plan
On March 24, 2020 the Supervisory Board, upon recommendation of the Remuneration Committee, has adopted a variable compensation structured as a long term incentive plan comprised of RSUs for certain of our Management Board Members. Each RSU grants the RSU Holder a conditional right to receive one (1) ordinary shares for free upon vesting of the RSU.

The maximum value at grant:
•In the case of the CEO and CFO is 100% of absolute base salary; and
•In the case of the other Management Board Members, ranges from 30% to 75% of absolute base salary of such Members.

The vesting is subject for:
•75% to a relative Total Shareholder Return (TSR) performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award; and
•25% to an absolute TSR of the Company’s Shares measured each year for 1/3rd of 25% of the award.

The RSU held by an RSU Holder may vest in accordance with the plan during a period of three years and will only be acquired by the RSU holder after three years.

2021 Long Term Incentive Plan
On March 25, 2022 the Supervisory Board, upon recommendation of the Remuneration Committee, has adopted a variable compensation structured as a LTIP Grant composed out of RSUs. Each RSU grants the RSU Holder a conditional right to receive one (1) Share for free upon vesting of the RSU.

The maximum value at grant:
•In the case of the CEO and CFO is 100% of absolute base salary; and
•In the case of the other Management Board members, ranges from 30 to 75% of their respective absolute base salary.

The vesting is subject for:
•75% to a relative Total Shareholder Return performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award; and
•25% to an absolute Total Shareholder Return of the Company’s Shares measured each year for 1/3 of 25% of the award.

The RSUs vested will only be acquired by the RSU holder as of the third anniversary. The RSU held by an RSU Holder may vest in accordance with the plan during a period of three years and will only be acquired by the RSU holder after three years.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.           Major shareholders.
The following table sets forth information regarding beneficial ownership of our ordinary shares for (i) owners of more than five percent of our ordinary shares and (ii) our directors and officers as a group, of which we are aware as of April 1, 2022.

Shareholder	Number	Percentage(1)
C.K. Limited	19,852,500	9.02%
Euronav (treasury shares)	18,346,732	8.34%
Saverco NV	24,009,400	10.91%
Directors and Executive Officers as a Group *	—	—

*Individually each owning less than 1.0% of our outstanding ordinary shares.
(1)Calculated based on 220,024,713 ordinary shares outstanding as of April 1, 2022 (of which the Company holds 18,346,732 ordinary shares in treasury).
As of April 1, 2022, our issued share capital amounted to $239,147,505.82 divided into 220,024,713 ordinary shares with no par value (of which the Company holds 18,346,732 shares in treasury). On the same date, 60,594,267 of our shares, our U.S. Shares, representing approximately 28% of our share capital , were reflected on the U.S. Register, and are held by nine holders including CEDE & CO, acting as nominee holder for the Depository Trust Company.

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

B.           Related party transactions.
Equity Incentive Plans and Ordinary Shares Issued Thereunder
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

Properties
We sublease office space in our London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a joint venture with International Seaways, Inc. (INSW). This sublease expires on April 27, 2023.
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

The claim has been submitted on 15 January 2021 by Unicredit Bank in London with the High Court of Justice of England and Wales. The claim relates to an alleged misdelivery of 101,809 metric tons of low sulphur fuel oil that was transported by our Suezmax vessel Sienna. The charterer, Gulf Petrochem FZC, a company of GP Global, instructed the vessel to discharge the cargo at Sohar without presentation of the bill of lading but against a letter of indemnification issued by the charterer as is customary practice in the crude oil shipping industry. Unicredit bank who had financed the cargo for an amount of $26,367,200 and had become the holder of the bill of lading, was not repaid in accordance with the financing arrangements agreed with Gulf Petrochem FZC. As holder of the bill of lading, Unicredit Bank is now claiming that amount of $26,367,200 together with interest from Euronav NV. The GP Global group is currently under a restructuring plan and any recourse under the letter of indemnity issued by Gulf Petrochem FZC is therefore doubtful. We believe that we have followed well established standard working practices. Based on an external legal advice, management believes that it has strong arguments and that the risk of an outflow is less than probable and therefore no provision is recognized.

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

Capital Allocation Policy & Dividend Policy
Our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Supervisory Board (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends” (intermediary dividends).

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

B.          Significant Changes.
Please see Note 27 - Subsequent Events to our Audited Consolidated Financial Statements included herein.

ITEM 9.    OFFER AND THE LISTING
A.          Offer and Listing Details.
Our share capital consists of ordinary shares issued without par value.  Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of April 1, 2022, our issued (and fully paid up) share capital was $239,147,505.82 which is represented by 220,024,713 ordinary shares with no par value.  The fractional value of our ordinary shares is $1.086912 per share.

Our ordinary shares have traded on Euronext Brussels, since December 1, 2004 and on the NYSE since January 23, 2015, under the symbol "EURN".  We maintain the Belgian Register and, for the purposes of trading our shares on the NYSE, the U.S. Register.

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

A.Share capital.

Not applicable.

B.  Memorandum and Coordinated Articles of Association.

We are a public limited liability company incorporated in the form of a naamloze vennootschap / société anonyme under Belgian law (Register of Legal Entities number 0860.402.767 (Antwerpen)).
The following is a description of the material terms of our current Coordinated Articles of Association (CAA) (amended as of November 10, 2021). Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our CAA which are filed as Exhibit 1.1 to this annual report.
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

Dividend Rights
For a summary of our dividend policy and legal basis for dividends under Belgian law, see "Item 8: Financial Information – Capital Allocation Policy & Dividend Policy ".

Liquidation Rights
In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes shall be distributed to the holders of our ordinary shares, each receiving a sum proportional to the number of our shares held by them, subject to prior liquidation rights of any preferred stock that may be outstanding.
Directors
Prior to February 20, 2020, before implementation of the Belgian Code of Companies and Associations (CCA), the Board of Directors was the ultimate decision-making body of the Company, with the exception of the matters reserved to the Shareholders’ Meeting as provided by law or the Articles of Association.

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

Our Coordinated Articles of Association (CAA) provide that our Supervisory Board shall consist of at least five and maximum ten members. Our Supervisory Board currently consists of five members. The CAA provide that the members of the Supervisory Board remain in office for a period not exceeding four years and are eligible for re-election. The term of a member of the Supervisory Board comes to an end immediately after the annual shareholders' meeting of the last year of his term. Members of the Supervisory Board can be dismissed at any time by the vote of a majority of our shareholders. Each year, there may be one or more directors who have reached the end of their current term of office and may be reappointed.

Belgian law does not regulate specifically the ability of directors to borrow money from the Company. Our Corporate Governance Charter provides that as a matter of principle, no loans or advances will be granted to any director (except for routine advances for business-related expenses in accordance with our rules for reimbursement of expenses).

Article 7:115 of the CCA provides that if one of our Supervisory Board members directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the authority of the Supervisory Board, the conflicted member shall inform the other members of such conflict before the Supervisory Board has decided on the relevant matter. The statutory auditor must also be notified. The conflicted member’s statement and explanation as to the nature of the conflict of interest shall be included in the meeting minutes enacting the decision on the relevant matter and shall be disclosed in accordance within article 7:115 of the CCA. The Supervisory Board shall deliberate and decide on the relevant matter without participation of the conflicted member(s). The Supervisory Board may not delegate this decision. If all members of the Supervisory Board have such conflict of interest, the relevant matter is referred to by the Supervisory Board to a general meeting of shareholders. If the General Meeting approves the relevant decision or transaction is approved at such general meeting, the Supervisory Board is authorized to execute same.

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

Purchase and Sales of Our Own Shares
Article 13 of the Articles of Association contains the principle that the Company and its direct and indirect subsidiaries may acquire and sell the Company’s own shares under the conditions laid down by law. With respect to the acquisition of the Company’s own shares, a prior resolution of the General Meeting is required to authorize the Company to acquire its own shares. Such an authorization was granted by at a special general meeting on June 23, 2021 and remains valid for a period of five years as from the publication in the Annexes to the Belgian Official Gazette of the decision taken by such general meeting.
Pursuant to this authorization, the Company may acquire a maximum of ten percent (10%) of the existing shares of the Company at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01.

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

E. Taxation

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership of our ordinary shares. This discussion does not purport to deal with the tax consequences of owning ordinary shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our ordinary shares through partnerships or other pass-through entitles, investors that own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, persons that will hold the ordinary shares as part of a hedging transaction, “straddle” (conversion transaction) persons who are deemed to sell the ordinary shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement,” persons subject to the “base erosion and anti-avoidance” tax, and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who purchase ordinary and hold the ordinary shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the “Company,” “we” and “us” are to Euronav NV and its subsidiaries on a consolidated basis.

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under the U.S.-Belgium income tax treaty, or the Belgian Treaty, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. We believe that we satisfy the requirements for exemption under the Belgian Treaty for our 2021 and possibly for our future taxable years. Alternatively, we may qualify for exemption under Section 883, as discussed below.

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

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our ordinary shares are “primarily traded” on the NYSE for this purpose even though the ordinary shares are also listed and traded on Euronext.

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

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume test”. We believe we satisfied the trading frequency and trading volume tests for the 2021 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

For purposes of being able to determine the persons who own 5% or more of our stock (5% Shareholders) the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our ordinary shares. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

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

We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2021 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Stockholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our ordinary shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income (qualified dividend income) as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the holder’s ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our ordinary shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

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
•Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.

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
Belgian taxation of dividends on ordinary shares
For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Code of Companies and Associations is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the contributions done in exchange for the issuance of profit sharing certificates. However, a repayment of capital decided upon by the shareholder’s meeting as of January 1, 2018 and which is carried out in accordance with the Belgian Code of Companies and Associations is partly considered to be a dividend distribution, more specifically with respect to the portion that is deemed to be the distribution of the existing taxed reserves (irrespective of whether they are incorporated into the capital) and/or of the tax-free reserves incorporated into the capital. Such portion is determined on the basis of the ratio of the taxed reserves (except for the legal reserve up to the legal minimum and certain unavailable reserves) and the tax-free reserves incorporated into the capital (with a few exceptions) over the aggregate of such reserves and the fiscal capital.
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
Belgian resident companies
Corporate income tax
For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the Belgian withholding tax) must be declared in the standard corporate income tax return and will be subject to a corporate income tax rate of 25% for assessment year 2022 in relation to financial years starting on or after January 1, 2021, unless the reduced corporate income tax rates apply. Subject to certain conditions, a reduced corporate income tax rate of 20% as of year 2022 (i.e. for financial years starting on or after January 1, 2020) applies for Small and Medium Sized Enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Code of Companies and Associations) on the first EUR 100,000 of taxable profits.
Any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable (a) if the taxpayer can demonstrate that it has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends; or (b) if, during said period, the ordinary shares never belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a permanent establishment (PE) in Belgium.
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

As a general rule, Belgian resident companies can (subject to certain limitations) deduct 100% of gross dividends received from their taxable income (Dividend Received Deduction Regime), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds the ordinary shares representing at least 10% of the share capital of the Company or a participation in the Company with an acquisition value of at least EUR 2,500,000; (2) the ordinary shares have been held or will be held in full ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code or the "Article 203 ITC Taxation Condition" are met; and (4) the anti-abuse provision contained in Article 203, §1, 7° of the Belgian Income Tax Code is not applicable (together, the “Conditions for the application of the Dividend Received Deduction Regime”). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the Dividend Received Deduction Regime to apply.
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
Dividends distributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity, may be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 800 (amount applicable for income year 2021; the amount applicable for income year 2022 is EUR 800) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the ordinary shares) are taken into account to assess whether said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied is credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return must be filed by the non-resident individual, any Belgian withholding tax levied could in principle be reclaimed by filing a certified, dated and signed written request thereto addressed to the tax official of the Centre Abroad (Centrum Buitenland/Centre Etrangers). Such a request must be filed no later than on December 31st of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain supporting documents.
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
In order to benefit from the exemption of withholding tax, the non-resident company must provide the Company or its paying agent with a certificate confirming (i) it has the above described legal form, (ii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) it holds a participation of less than 10% in the capital of the Company but with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to ordinary shares in the Company which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) to which extent it could in principle, would this exemption not exist, credit the levied Belgian withholding tax or obtain a reimbursement according to the legal provisions applicable upon December 31 of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable.
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
A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the Belgian Investor, unless that Belgian Investor can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian stock exchange tax representative (Stock Exchange Tax Representative), which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transaction.
No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2.9° and 10° of the Belgian Law of 2 August 2002 on the supervision of the financial sector and financial services; (ii) insurance companies defined in Article 5 of the Belgian Law of March 13, 2016 on the status and supervision of insurance companies and reinsurance companies; (iii) pension institutions referred to in Article 2,1° of the Belgian Law of October 27, 2006 concerning the supervision of pension institutions; (iv) undertakings for collective investment; (v) regulated real estate companies; and (vi) Belgian non-residents provided they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.
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
The proposed Financial Transaction Tax (FTT)
On February 14, 2013 the EU Commission adopted a Draft Directive on a common Financial Transaction Tax (FTT). Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the "Participating Member States") are seeking a compromise under “enhanced cooperation” rules, which require consensus from at least nine nations. Earlier Estonia dropped out of the negotiations by declaring it would not introduce the FTT.
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
Euronav NV, De Gerlachekaai 20, 2000 Antwerpen, Belgium,
Telephone: +32 3 247 44 11

I.          Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured and unsecured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2021 by approximately $13.2 million ($7.6 million in 2020).
We are exposed to currency risk related to our operating expenses and treasury notes expressed in euros. In 2021, about 13.9% of the total operating expenses were incurred in euros (2020: 14.4%). Revenue and the financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2021 would have decreased our profit or loss by $9.6 million (2020: $10.4 million). A 10 percent weakening of the euro against the dollar at December 31, 2021 would have had the equal but opposite effect.
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
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant portion of our vessels are currently exposed to the spot market. Every increase (decrease) of $1,000 on a spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by $21.3 million in 2021 (2020: $19.6 million).
For further information, please see Note 19 to our consolidated financial statements included herein.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

A.Disclosure of controls and procedures.

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B. Management's annual report on internal control over financial reporting.

In accordance with Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2021 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2021 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).

C. Attestation report of the registered public accounting firm.

The attestation report of the registered public accounting firm is presented on page F-2 of the financial statements as filed as part of this annual report.

D. Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the NYSE, the U.S. exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as Audit and Risk Committee, whose members as of December 31, 2021 are Ms. Monsellato, as Chairman, Mr. Steen, and Ms. Odedra.

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
Euronav NV, De Gerlachekaai 20, 2000 Antwerpen, Belgium,
Telephone: +32 3 247 44 11

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES

Our principal accountants for the years ended December 31, 2021 and 2020 were KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises BV/SRL (KPMG) (PCAOB ID:1050), located at Luchthaven Brussel Nationaal 1K, Zaventem, B1930, Belgium. The following table sets forth the fees related to audit, tax and other services provided by KPMG.

The following table sets forth the fees related to audit, tax and other services provided by KPMG.

(in U.S. dollars)	December 31, 2021	December 31, 2020
Audit fees	965,078	1,004,738
Audit-related fees	60,209	56,839
Taxation fees	736	798
All other fees	20,104	19,634
Total	1,046,127	1,082,009

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

Audit-Related Fees

Audit-related fees are fees not included in Audit Fees for assurance or other related work traditionally provided to us by our independent external audit firms in their role as statutory auditors and which are reasonably related to the performance of the audit or review of our financial statements. These services generally include, among others, audits of employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation, work performed in connection with registration statements such as due diligence procedures or issuances of comfort letters and consultation concerning financial accounting and reporting standards. usually result in a certification or specific opinion on an investigation or specific procedures applied, and include opinion/audit reports on information provided by us at the request of a third party (for example, prospectuses, comfort letters). More specifically the audit-related services for Euronav are related to issuance of a limited assurance report by the statutory auditor on a statement of assets and liabilities of Euronav NV in the context of the payment of an interim dividend — Pursuant to Article 7:213 of the Belgian Code of Companies and Associations (CCA), and under the conditions set forth in the CCA, and in 2021 to issuance of a contribution in kind report in accordance with art. 7:197 of the CCA in the context of the reorganization of the shipping activities.

Tax Fees

Tax fees in 2021 and 2020 were related to tax compliance services.

All other Fees
The other fees in 2021 are related to services in connection with an Agreed upon Procedures engagement on the overview of Euronav NV group entities for Euronav NV in the context of obtaining a 50% guarantee from PMV on the, at the time, to be renewed Revolving Credit Facility with KBC Bank NV. The remaining other fees in 2021 and 2020 are related to services in connection with EMIR Agreed upon Procedures support.

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
Independence of Directors.
The NYSE requires that a U.S. listed company maintain a majority of independent directors. Our Supervisory Board currently consists of five members, all of which are considered "independent" according to NYSE's standards for independence. However, as permitted under Belgian law, our Supervisory Board may in the future not consist of a majority of independent members.
Executive Sessions.
The NYSE requires that Supervisory Board Members meet regularly in executive sessions without presence of the Management Board. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Belgian law, closed sessions of our Supervisory Board may comprise both independent and non-independent Supervisory Board members. However, as our Supervisory Board currently consists of all "independent" members, we are in line with the aforementioned NYSE's practice.
Compensation Committee and Nominating/Corporate Governance Committee.
The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors. The Company's Corporate Governance and Nomination Committee, as well as the Remuneration Committee, currently consist entirely of independent members. In accordance with Belgian corporate law and corporate governance standards, both Committees must at all times maintain a majority of independent members (in accordance with Belgian independence standards).
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

ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18.    FINANCIAL STATEMENTS
The financial statements, together with the report of KPMG Bedrijfsrevisoren—Réviseurs d'Entreprises BV/SRL (KPMG) thereon, are set forth on page F-2 and are filed as a part of this report.

ITEM 19.    EXHIBITS

Exhibit Number	Description

1.1	Coordinated Articles of Association

2.1	Form of Ordinary Share Certificate (1)

2.2	Description of Securities

4.1	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.2	$200 Million Senior Secured Credit Facility, dated September 7, 2018 (8)

4.3	$700 Million Senior Secured Credit Facility, dated August 28, 2019 (9)

4.4	$750.0 Million Senior Secured Credit Facility, dated August 19, 2015 (3)

4.5	Nordic Bond Tap Issue Addendum (9)

4.6	$409.5 Million Senior Secured Credit Facility, dated December 16, 2016. (4)

4.7	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 19, 2018 (8)

4.8	2017 Long Term Incentive Plan (4)

4.9	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated November 12, 2018 (8)

4.10	Side Letter to Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 4, 2019 (8)

4.11	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated February 7, 2019 (8)

4.12	Supplemental Agreement to a $173.5 Million Senior Secured Credit Facility, dated August 7, 2018 (8)

4.13	Supplemental Letter Relating to the $750.0 Million Secured Loan Facility, dated August 30, 2016 (4)

4.14	Co-ordination Deed relating to a $173.5 Million Senior Secured Credit Facility, dated August 9, 2018 (8)

4.15	Notification Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.16	Dealer Accession Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.17	$108.5 Million Senior Secured Credit Facility, dated April 25, 2017 (6)

4.18	Dealer Agreement Relating to a €50 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated June 6, 2017 (6)

4.19	Domiciliary Agency Agreement, dated June 6, 2017 (6)
F-

4.20	Service Contract Concerning the Issue of Dematerialized Treasury Certificates and Certificates of Deposit, dated June 2, 2017 (6)

4.21	Bond Terms for a Senior Unsecured Bond Issue, dated May 30, 2017 (6)

4.22	Agreement regarding the Bond Trustee’s Fees, dated May 30, 2017 (6)

4.23	2018 Long Term Incentive Plan (7)

4.24	$173.5 Million Senior Secured Credit Facility, dated March 22, 2018 (7)

4.25	$220 Million Senior Secured Credit Facility, dated March 29, 2018 (7)

4.26	Guarantee, dated March 29, 2018, Relating to $220 Million Senior Secured Credit Facility dated March 29, 2018 (7)

4.27	Supplemental Dealer Agreement relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.28	2018 Transaction Based Incentive Plan (8)

4.29
Side Letter to Supplemental Letter No. 2 dated 4 January 2019 in respect of the change of ownership of m/t “NAUTIC” (renamed “NAUTICA” upon her transfer from the Marshall Islands to the Liberian flag and change of her ownership) from EURONAV TANKERS NV to EURONAV NV (9)

4.30	2019 Longterm Incentive Plan (9)

4.31	2020 Longterm Incentive Plan (9)

4.32	Supplemental Letter No. 3 dated 7 February 2019 in respect of the change of ownership of m/t “SARA” from EURONAV TANKERS NV to EURONAV NV (9)

4.33	Supplemental Letter No. 4 dated 3 May 2019 in respect of the change of ownership of m/t “SANDRA” from EURONAV TANKERS NV to EURONAV NV (9)

4.34	Supplemental Letter No. 5 dated 23 May 2019 in respect of the change of flag of m/t “SIMONE” from Belgian to French flag (9)

4.35	$100 Million Secured Revolving Credit Facility, dated 27 June 2019 (9)

4.36	$713 Million Secured Revolving Credit Facility, dated 11 September 2020 (10)

4.37	Long term incentive plan 2021

4.38	$80 Million Revolving Credit Facility Agreement, dated April 7, 2021

4.39	Bond Terms for a Senior Unsecured Bond Issue, dated September 10, 2021

4.40	$73.45 Million Term Loan Facility, dated December 2, 2021

8.1	List of subsidiaries and joint ventures

F-

11.1	Code of Conduct

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Drewry Shipping Consultants Ltd.

15.2	Consent of Energy Maritime Associates

15.3	Consent of Independent Registered Public Accounting Firm

15.4	Consent of Seward & Kissel LLP

101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2021, formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Statement of Financial Position as of December 31, 2021, 2020 and 2019
(2) Consolidated Statement of Profit or Loss for the years ended December 31, 2021, 2020 and 2019
(3) Consolidated Statement of Comprehensive Income as of December 31, 2021, 2020 and 2019
(4) Consolidated Statements of Changes in Equity as of December 31, 2021, 2020 and 2019
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019
(6) Notes to the Consolidated Financial Statements.

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
(10)Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.

F-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURONAV NV

	By:	/s/ Lieve Logghe
Name: Lieve Logghe Title: Chief Financial Officer
Date: April 14, 2022
F-

Table of contents	EURONAV NV

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
Euronav NV:
Opinions on the consolidated financial statements and internal control over financial reporting
We have audited the accompanying consolidated statement of financial position of Euronav NV and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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

Table of contents	EURONAV NV

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of impairment indicators and carrying value for vessels in the Tankers segment
As discussed in Note 2 to the consolidated financial statements, the net carrying value of vessels in the Tankers segment (vessels and vessels in assets under construction and in right of use assets) as of December 31, 2021 was $3.2 billion, representing 84% of the Group’s total assets. As discussed in Note 1 and Note 8, at each reporting date, the Group evaluates the carrying value of vessels for impairment at the level of the cash generating unit (CGU), by identifying events or changes in circumstances that indicate the carrying value of these CGUs may not be recoverable. The Group identified two impairment indicators for its CGU’s included in the Tankers segment: (1) a further decline in market rates and (2) a net operating loss as of the year ended December 31, 2021. The Group subsequently performed its annual impairment tests for each CGU in its Tankers segment, considering management’s estimates and assumptions such as vessel values, expected future charter rates, earnings from the vessels, forecasted vessel operating expenses, weighted average cost of capital (WACC) and economic life of vessels. The Group concluded that the recoverable amount (value in use - VIU) of each defined CGU in its Tankers segment exceeded the CGU’s carrying value as of December 31, 2021 and consequently, that no impairment loss needed to be recorded as of December 31, 2021.

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

Table of contents	EURONAV NV

/s/ Herwig Florent Henri Carmans KPMG Bedrijfsrevisoren BV/Réviseurs d’Entreprises SRL We have served as the Company’s auditor since 2004. Zaventem, Belgium April 14, 2022

Consolidated Statement of Financial Position
(in thousands of USD)

	December 31, 2021	December 31, 2020
ASSETS
Non-current assets
Vessels (Note 8)	2,967,787	2,865,308
Assets under construction (Note 8)	181,293	207,069
Right-of-use assets (Note 8)	29,001	52,955
Other tangible assets (Note 8)	1,218	1,759
Intangible assets	186	161
Receivables (Note 10)	55,639	55,054
Investments in equity accounted investees (Note 25)	72,446	51,703
Deferred tax assets (Note 9)	1,546	1,357

Total non-current assets	3,309,116	3,235,366

Current assets
Bunker inventory (Note 11)	69,035	75,780
Trade and other receivables (Note 12)	237,745	214,479
Current tax assets	99	136
Cash and cash equivalents (Note 13)	152,528	161,478

Total current assets	459,407	451,873

TOTAL ASSETS	3,768,523	3,687,239

EQUITY and LIABILITIES

Equity
Share capital (Note 14)	239,148	239,148
Share premium (Note 14)	1,702,549	1,702,549
Translation reserve	453	935
Hedging reserve (Note 14)	2,396	(7,456)
Treasury shares (Note 14)	(164,104)	(164,104)
Retained earnings	180,140	540,714

Equity attributable to owners of the Company	1,960,582	2,311,786

Non-current liabilities
Bank loans (Note 16)	1,175,835	836,318
Other notes (Note 16)	196,895	198,279
Other borrowings (Note 16)	86,198	100,056
Lease liabilities (Note 16)	16,759	21,172
Other payables (Note 18)	3,490	6,893
Employee benefits (Note 17)	6,839	7,987
Provisions (Note 21)	892	1,154

Total non-current liabilities	1,486,908	1,171,859

Current liabilities
Trade and other payables (Note 18)	83,912	85,150
Current tax liabilities	366	629
Bank loans (Note 16)	29,313	20,542
Other notes (Note 16)	67,025	—
Other borrowings (Note 16)	117,863	51,297
Lease liabilities (Note 16)	22,292	45,749
Provisions (Note 21)	262	227

Consolidated Statement of Financial Position
(in thousands of USD)

Total current liabilities	321,033	203,594

TOTAL EQUITY and LIABILITIES	3,768,523	3,687,239

The accompanying notes on page F-12 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss
(in thousands of USD except per share amounts)

	2021	2020 (revised)*	2019 (revised)*
	Jan. 1 - Dec 31, 2021	Jan. 1 - Dec 31, 2020	Jan. 1 - Dec 31, 2019
Shipping income
Revenue (Note 4)	419,770	1,210,341	914,711
Gains on disposal of vessels/other tangible assets (Note 8)	15,068	22,728	14,879
Other operating income (Note 4)	10,255	10,112	10,094
Total shipping income	445,093	1,243,181	939,684

Operating expenses
Voyage expenses and commissions (Note 5)	(118,808)	(125,430)	(144,681)
Vessel operating expenses (Note 5)	(220,706)	(218,390)	(218,504)
Charter hire expenses (Note 5)	(9,750)	(7,954)	(604)
Loss on disposal of vessels/other tangible assets (Note 8)	—	(1)	(75)
Depreciation tangible assets (Note 8)	(344,904)	(319,652)	(337,646)
Depreciation intangible assets	(90)	(99)	(56)
General and administrative expenses (Note 5)	(32,408)	(37,333)	(42,515)
Total operating expenses	(726,666)	(708,859)	(744,081)

RESULT FROM OPERATING ACTIVITIES	(281,573)	534,322	195,603

Finance income (Note 6)	14,934	21,496	20,572
Finance expenses (Note 6)	(95,541)	(91,553)	(119,803)
Net finance expenses	(80,607)	(70,057)	(99,231)

Share of profit (loss) of equity accounted investees (net of income tax) (Note 25)	22,976	10,917	16,460

PROFIT (LOSS) BEFORE INCOME TAX	(339,204)	475,182	112,832

Income tax benefit (expense) (Note 7)	427	(1,944)	(602)

PROFIT (LOSS) FOR THE PERIOD	(338,777)	473,238	112,230

Attributable to:
Owners of the company	(338,777)	473,238	112,230

Basic earnings per share (Note 15)	(1.68)	2.25	0.52
Diluted earnings per share (Note 15)	(1.68)	2.25	0.52

Weighted average number of shares (basic) (Note 15)	201,677,981	210,193,707	216,029,171
Weighted average number of shares (diluted) (Note 15)	201,773,240	210,206,403	216,029,171
* In order to improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost elements without impact on the profit (loss) for the period. These changes have been adopted in 2021 to improve comparability within the sector. They have been applied retrospectively and comparative information has been revised. Please refer to Note 1.6 for further details.

The accompanying notes on page F-12 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income
(in thousands of USD)

	2021	2020	2019
	Jan. 1 - Dec 31, 2021	Jan. 1 - Dec 31, 2020	Jan. 1 - Dec 31, 2019
Profit/(loss) for the period	(338,777)	473,238	112,230

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset) (Note 17)	1,453	(97)	(1,223)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	(482)	636	(112)
Cash flow hedges - effective portion of changes in fair value (Note 14)	9,852	(2,873)	(1,885)
Equity-accounted investees - share of other comprehensive income (Note 25)	951	(2)	(720)

Other comprehensive income (expense), net of tax	11,774	(2,336)	(3,940)

Total comprehensive income (expense) for the period	(327,003)	470,902	108,290

Attributable to:
Owners of the company	(327,003)	470,902	108,290
The accompanying notes on page F-12 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2019 *	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	—	—	—	—	—	112,230	112,230
Total other comprehensive income	—	—	(112)	(1,885)	—	(1,943)	(3,940)
Total comprehensive income	—	—	(112)	(1,885)	—	110,287	108,290

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(25,993)	(25,993)
Treasury shares acquired (Note 14)	—	—	—	—	(30,965)	—	(30,965)
Total transactions with owners	—	—	—	—	(30,965)	(25,993)	(56,958)

Balance at December 31, 2019	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	473,238	473,238
Total other comprehensive income	—	—	636	(2,873)	—	(99)	(2,336)
Total comprehensive income	—	—	636	(2,873)	—	473,139	470,902

Transactions with owners of the company
Dividends to equity holders (Note 14)	—	—	—	—	—	(352,483)	(352,483)
Treasury shares acquired (Note 14)	—	—	—	—	(118,488)	—	(118,488)
Total transactions with owners	—	—	—	—	(118,488)	(352,483)	(470,971)

Balance at December 31, 2020	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

Consolidated Statement of Changes in Equity (Continued)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2021	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

Profit (loss) for the period	—	—	—	—	—	(338,777)	(338,777)
Total other comprehensive income / (expense)	—	—	(482)	9,852	—	2,404	11,774
Total comprehensive income / (expense)	—	—	(482)	9,852	—	(336,373)	(327,003)

Transactions with owners of the company
Dividends to equity holders (Note 14)	—	—	—	—	—	(24,201)	(24,201)
Total transactions with owners	—	—	—	—	—	(24,201)	(24,201)

Balance at December 31, 2021	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

* The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

The accompanying notes on page F-12 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
(in thousands of USD)

	2021	2020	2019
	Jan. 1 - Dec 31, 2021	Jan. 1 - Dec 31, 2020	Jan. 1 - Dec 31, 2019
Cash flows from operating activities
Profit (loss) for the period	(338,777)	473,238	112,230

Adjustments for:	386,903	357,720	405,823
Depreciation of tangible assets (Note 8)	344,904	319,652	337,646
Depreciation of intangible assets	90	99	56
Provisions	(227)	(388)	(448)
Income tax (benefits)/expenses (Note 7)	(427)	1,944	602
Share of profit of equity-accounted investees, net of tax (Note 25)	(22,976)	(10,917)	(16,460)
Net finance expenses (Note 6)	80,607	70,057	99,231
(Gain)/loss on disposal of assets (Note 8)	(15,068)	(22,727)	(14,804)

Changes in working capital requirements	(20,504)	180,576	(165,419)
Change in cash guarantees (Note 10)	8	(12,339)	(34)
Change in inventory (Note 11)	6,745	107,602	(161,121)
Change in receivables from contracts with customers (Note 12)	(25,485)	85,830	(41,001)
Change in accrued income (Note 12)	(331)	12,667	(3,051)
Change in deferred charges and fulfillment costs (Note 12)	(1,285)	(263)	(2,078)
Change in other receivables (Note 10 and 12)	4,070	(3,826)	22,393
Change in trade payables (Note 18)	(1,215)	4,490	6,471
Change in accrued payroll (Note 18)	(3,689)	2,536	(2,282)
Change in accrued expenses (Note 18)	2,698	(10,675)	3,473
Change in deferred income (Note 18)	(5,594)	(4,645)	10,028
Change in other payables (Note 18)	2,953	(148)	(806)
Change in provisions for employee benefits (Note 17)	621	(653)	2,589

Income taxes paid during the period	12	78	(993)
Interest paid (Note 6-19)	(60,999)	(56,084)	(98,852)
Interest received (Note 6-12)	3,425	6,723	6,602
Dividends received from equity-accounted investees (Note 25)	4,635	7,534	12,600

Net cash from (used in) operating activities	(25,305)	969,785	271,991

Acquisition of vessels (Note 8)	(413,062)	(224,904)	(7,024)
Proceeds from the sale of vessels (Note 8)	55,844	78,075	86,235
Acquisition of other tangible assets and prepayments (Note 8)	(142)	(285)	(1,015)
Acquisition of intangible assets	(115)	(221)	(14)
Proceeds from the sale of other (in)tangible assets (Note 8)	—	—	30
Loans from (to) related parties (Note 25)	2,242	26,443	(31,713)
Proceeds from sale (Purchase of) shares in equity-accounted investees (Note 25)	—	2,000	(4,000)
Lease payments received from finance leases	1,987	1,786	1,251

Net cash from (used in) investing activities	(353,246)	(117,106)	43,750

(Purchase of) Proceeds from sale of treasury shares (Note 14)	—	(118,488)	(30,965)
Proceeds from new borrowings (Note 16)	1,509,580	893,827	1,099,701
Repayment of borrowings (Note 16)	(726,032)	(994,989)	(1,318,398)
Repayment of commercial paper (Note 16)	(303,426)	(359,295)	—
(Repayment of) Proceeds from sale and leaseback (Note 16)	(22,667)	(22,853)	124,425
Repayment of lease liabilities (Note 16)	(54,928)	(37,779)	(30,214)
Transaction costs related to issue of loans and borrowings (Note 16)	(4,422)	(8,083)	(9,721)
Dividends paid (Note 14)	(24,212)	(352,041)	(26,015)

Net cash from (used in) financing activities	373,893	(999,701)	(191,187)

Net increase (decrease) in cash and cash equivalents	(4,658)	(147,022)	124,554

Net cash and cash equivalents at the beginning of the period (Note 13)	161,478	296,954	173,133
Effect of changes in exchange rates	(4,292)	11,546	(733)

Net cash and cash equivalents at the end of the period (Note 13)	152,528	161,478	296,954
The accompanying notes on page F-12 to F-111 are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Notes to the consolidated financial statements for the year ended December 31, 2021

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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
2.    Basis of accounting
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union as of December 31, 2021.
Changes in significant accounting policies are described in policy 7. All accounting policies have been consistently applied for all periods presented in the consolidated financial statements unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Supervisory Board on April 14, 2022.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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
•Note 8 - Impairment;
•Note 20 - Lease term: whether the Group is reasonably certain to exercise renewal, termination, purchase options.
B.    Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts in the next financial years is included in the following notes:
•Note 8 - Changes in depreciation policy: re-assessment in residual value of vessels under IFRS. Historically the depreciation policy at the Group has been to depreciate on a straight-line basis to nil value over twenty years. Periodically the Group assesses the merits of this policy considering facts and circumstances. As part of its 2021 review, the Group re-assessed its method for determining the residual value of its vessels, an accounting estimate, in accordance with its accounting policy. The Group considered its continued focus on sustainability, recent trends of the steel industry and the direction of the industry moving forward. Specifically, the Group considered the steel industry’s commitment to be carbon neutral in 2050 and the impact of this on scrap steel. Scrap steel is easily recoverable and infinitely recyclable and all scenarios leading to carbon neutrality in 2050 are likely to lead to an increased consumption of scrap steel as the use of scrap steel to produce finished products instead of metal ore results in reduced greenhouse gas emissions. The recycling of scrap steel obtained from end-of-life vessels also helps reduce air and water pollution. This indicates that there will likely be a continuous need for scrap steel.
The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialized yards is challenging to forecast as regulations and good industry practice can dramatically change over time. However, the Group considered the recent trends of the steel industry and its impact on the outlook of future demand for scrap steel to be indicative of a residual value of its vessels after consideration of disposal costs. Last year’s recycling rates have reached unprecedented high value of over 600 USD per Light Displacement Tonnage (LDT). The Company, in its previous assessments, was of the view that by the time the vessels reach the end of their useful lives, their residual values would likely be the same as their disposal costs. This no longer appears to be

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

the case and has led to a re-assessment by management, resulting in a residual value estimate of vessels from nil, net, to a residual value equal to the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton less disposal costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually at year-end. This re-assessment will apply prospectively as from December 31, 2021 onwards and has no significant impact in the 2021 accounts.

The impact on the consolidated statement of profit or loss for the year ending December 31, 2022 will be about $100 million lower depreciations based on the fleet composition as per December 31, 2021.
•Note 8 - Impairment test: key assumptions underlying the recoverable amount and in particular forecasted TCE, discount rates and residual value;
•Note 9 - Measurement of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and
•    Note 20 - Leases: key assumptions underlying the lease liability and right-of-use asset, e.g. lease term, lease payments and estimate on residual value guarantee.

The significant assumptions and accounting estimates used to support the reported amounts of assets and liabilities, income and expenses were regularly reviewed, and if needed updated, during 2021. The main judgements, estimates and assumptions, which might be impacted by COVID-19, are:

•Note 8 – Impairment test: the carrying amount of the vessels is reviewed to determine whether an indication of impairment exists. No impairment is required as of December 31, 2021 as the recoverable amount of each CGU continues to be in excess of the carrying amounts.

•Bunkers on the Oceania and the vessels are valued at lower of cost or net realizable value. Positive EBITDA was realized in 2021 for our fleet and the Group expects for 2022 the same based on the forecasted TCE rates, the same as used in the impairment analysis.

•Allowance for expected credit losses: in accordance with IFRS 9, the group recognizes expected credit losses on trade receivables following the simplified approach. Lifetime expected losses are recognized for the trade receivables, excluding recoverable VAT amounts. Based on customer’s payment behavior, no significant additional allowances for expected credit losses were to be recognized as per December 31, 2021.

As the COVID-19 pandemic further evolves, potential changes in these views might occur in 2022.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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
•Note 19 - Financial instruments and
•Note 23 - Share-based payment arrangements
6.    Reporting changes
To improve the relevancy of the accounting information of the consolidated statement of profit or loss, the Company has decided to reclassify certain cost elements. This voluntary change has been adopted in 2021 to improve comparability within the sector. Taking into consideration IAS 1 and IAS 8 the following reclassifications have taken place:

•TI administration fee paid has been reclassified out of general and administration expenses to revenue
•French Flag contribution received has been reclassified out of revenue to vessel operating expenses
•Ship management has been reclassified out of general and administration expenses to vessel operating expenses

These changes have been applied retrospectively for the last three years and comparative information has been revised:

For the year ended December 31, 2020 In thousands of USD	As previously reported	Adjustments	As revised
Revenue	1,230,750	(20,409)	1,210,341
Vessel operating expenses	(210,634)	(7,756)	(218,390)
General and administrative expenses	(65,498)	28,165	(37,333)
Profit (loss) for the period	473,238	—	473,238
Total comprehensive income (expense) for the period	470,902	—	470,902

For the year ended December 31, 2019 In thousands of USD	As previously reported	Adjustments	As revised
Revenue	932,377	(17,666)	914,711
Vessel operating expenses	(211,795)	(6,709)	(218,504)
General and administrative expenses	(66,890)	24,375	(42,515)
Profit (loss) for the period	112,230	—	112,230
Total comprehensive income (expense) for the period	108,290	—	108,290

These reclassifications did not have any impact on the net income and consequently no impact on the basic and diluted earnings per share.

7.    Changes in accounting policies
Except for the change below, the accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2021 are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2020. A number of new standards are effective from January 1, 2021 but they do not have a material effect on the Group's financial statements.
•Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7). The amendments clarify that entities would continue to apply certain hedge accounting requirements assuming that the interest rate benchmark

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. In that respect the Group did a high level review on what could be the impact under IFRS 9, IAS 39, IFRS 7 and 16. The Group will continue to apply hedge accounting requirements as we assume that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will be changed (based on the reform) but will remain effective. We refer to Euronav’s borrowings based on a floating interest part of its exposure to changes in interest rates on borrowings by using interest rate swaps and caps with the same maturity, hence no timing mismatch should exist. The same risk management strategy will be applied, ensuring a match in timing. For lease liability calculations, the incremental borrowing rate is used as a discount rate – the same approach will be used in the future. For the related accounting policy, refer to 10.3. More specifically we note that the new term loans concluded in 2021 are aligned with the ISDA fallback methodology, which replaces the floating LIBOR reference by a daily compounded SOFR. Both swaps and loans will transition in this way with LIBOR in the loan or the floating leg in the swap amended on the next fixing date after June 2023.

8.    Basis of Consolidation
8.1.    Business Combinations
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

8.2.    Non-controlling interests (NCI)
NCI are measured at their proportionate share of the acquiree's identifiable net assets at the date of acquisition. Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
8.3.    Subsidiaries
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

8.4.    Loss of control
On the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as a Fair Value through Other Comprehensive Income (FVOCI) or Fair Value through Profit or Loss (FVTPL) financial asset depending on the level of influence retained.
8.5.    Interests in equity-accounted investees
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

Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (OCI) of equity-accounted investees, until the date on which significant influence or joint control ceases.

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

8.6.    Transactions eliminated on consolidation

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

9.    Foreign currency

9.1.    Foreign currency transactions

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

9.2.    Foreign operations
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

10.    Financial Instruments
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

10.1.    Financial assets

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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
Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses (see accounting policy 13 below). Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

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

10.2.    Financial liabilities

Classification and subsequent measurement

Financial liabilities are classified as measured at amortized cost or FVTPL.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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

10.3.    Derivative financial instruments

Derivative financial instruments and hedge accounting

The Group from time to time may enter into derivative financial instruments to hedge its exposure to market fluctuations, foreign exchange and interest rate risks arising from operational, financing and investment activities.

Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, derivatives are remeasured at fair value, and changes therein are generally recognized in profit or loss.

The group designated certain derivatives as hedging instruments to hedge the variability in cash flows. The Group entered into interest rate swaps and forward CAP contracts to hedge this risk (see Note 14).

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

The Group entered into several commodity swaps and futures in connection with its low sulfur fuel oil project. These instruments qualified as hedging instruments. These instruments were measured at their fair value; effective changes in fair value were recognized in OCI and the ineffective portion was recognized in profit or loss during 2020. As from 2021, all changes were recognized in profit or loss (see Note 14).

Hedges directly affected by the interest rate benchmark reform
The Group has adopted the Phase 2 amendments and retrospectively applied them from January 1, 2021.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of the IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationships to reflect the change(s) required by the IBOR reform. For this purpose, the hedge designation is amended only to make one or more of the following changes:

•designating an alternative benchmark rate as the hedged risk;
•updating the description of the hedged item, including the description of the designated portion of the cash flows or fair value being hedged; or
•updating the description of the hedging instrument.

The Group amends the description of the hedging instrument only if the following conditions are met:

•it makes a change required by the IBOR reform by using an approach other than changing the basis for determining the contractual cash flows of the hedging instrument or using another approach that is economically equivalent to changing the basis for determining the contractual cash flows of the original hedging instrument; and
•the original hedging instrument is not derecognized.

The Group amends the formal hedge documentation by the end of the reporting period during which a change required by the IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to these changes required by the IBOR reform described above, then the Group first considers whether those additional changes result in the discontinuation of the hedge accounting relationship. If the additional changes do not result in the discontinuation of the hedge accounting relationship, then the Group amends the formal hedge documentation as mentioned above.

When the interest rate benchmark on which the hedged future cash flows had been used is changed as required by the IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

See Note 19 for related disclosures.

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

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (forward points) is separately accounted for as a cost of hedging and recognized in a costs of hedging reserve within equity.

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

If the hedged future cash flows are no longer expected to occur, then the balance in equity is reclassified to profit or loss.

10.4.    Share capital
Ordinary share capital

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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

10.5.    Compound financial instruments
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
11.    Goodwill and intangible assets
11.1.    Goodwill
Goodwill that arises on the acquisition of subsidiaries is presented as an intangible asset. For the measurement of goodwill at initial recognition, refer to accounting policy 8.1.
After initial recognition goodwill is measured at cost less accumulated impairment losses, refer to accounting policy 13. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity accounted investee as a whole.
11.2.    Intangible assets
Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and impairment losses, refer to accounting policy 13.
The cost of an intangible asset acquired in a separate acquisition is the cash paid or the fair value of any other consideration given. The cost of an internally generated intangible asset includes the directly attributable expenditure of preparing the asset for its intended use.
11.3.    Subsequent expenditure
Subsequent expenditure on intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates and its cost can be measured reliably. All other expenditure is expensed as incurred.
11.4.    Amortization
Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives are as follows:
•Software:          3 - 5 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

12.    Vessels, property, plant and equipment
12.1.    Owned assets
Vessels and items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses, refer to accounting policy 13.
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
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment, refer to accounting policy 12.6.
Gains and losses on disposal of a vessel or of another item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of the vessel or the item of property, plant and equipment and are recognized in profit or loss.
For the sale of vessels, transfer of risk and rewards usually occurs upon delivery of the vessel to the new owner.
12.2.    Assets under construction
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
12.3.    Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other expenditure is recognized in the consolidated statement of profit or loss as an expense as incurred.
12.4.    Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.
12.5.    Depreciation
Depreciation is charged to the consolidated statement of profit or loss on a straight-line basis over the estimated useful lives of vessels and items of property, plant and equipment. The right-of-use asset is depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the basis of those of property and equipment (refer to accounting policy 19). Land is not depreciated.

Vessels and items of property, plant and equipment are depreciated from the date that they are available for use. Internally constructed assets are depreciated from the date that the assets are completed and ready for use.

The estimated useful lives of significant items of property, plant and equipment are as follows:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

-	tankers	20 years
-	FSO/FpSO/FPSO	30 years
-	plant and equipment	5 - 20 years
-	fixtures and fittings	5 - 10 years
-	other tangible assets	3 - 20 years
-	dry-docking	2.5 - 5 years

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
As explained in policy 5.B., management re-assesses on a yearly basis the residual value of its fleet. As from December 31, 2021 onwards each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated net scrap rate of $390/LDT. This rate is not applied for the three VLCCs under the sale and leaseback agreement entered into on December 30, 2019 (see Note 16). In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets. The three vessels are subsequently depreciated over their useful lives (i.e. from the commencement date to the end of the lease term) as it is not reasonably certain that the Group will exercise the purchase option. Depreciation is calculated on the net carrying value of the three vessels as of December 30, 2019 less their estimate residual values using the straight-line method. The residual value, estimated at $21 million, is the amount that the Group could receive from disposal of the vessels at the reporting date if the vessels were already of the age and in the condition that they will be in at the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at year-end and adjusted if appropriate.
12.6.    Dry-docking – component approach
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

13.    Impairment
13.1.    Non-derivative financial assets
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 180 days past due. The financial assets that are more than 180 days past due, which mainly relates to demurrage and TI pool outstanding, are followed up closely and as long as their collection is highly probable, they are not considered in default.

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

13.2    Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets (refer to accounting policy 22), inventory and contract assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs). Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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
•    market capitalization significantly below net asset value for a prolonged period of time;
•    a significant and unexpected decline in market value of vessels;
•    significant adverse effects in the technological, market, economic, legal and regulatory environment, including but not limited to, vessel and crude oil supply and demand trends;
•    increases in market interest rates.

Euronav defines its CGU for tankers as a single vessel, unless such vessel is operated in a profit-sharing pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a CGU.

When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Group performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. For assessing value in use, assumptions are made regarding forecast charter rates, using the weighted average of past and ongoing shipping cycles including management judgment for the ongoing cycle and for the weighting factors applied, the weighted average cost of capital (WACC), the useful life of the vessels (20 years for tankers) and a residual value. After careful consideration of the trends in the shipping industry, management considers it is appropriate to use as a residual value of the vessels an amount equal to the lightweight tonnage of the vessel, multiplied by the market price of scrap per ton, less disposal costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments.

The market scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually at year-end.

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

Management judgement also took into consideration the long term perspective for the sector, including peak oil and oil demand in the energy mix for the next 20 years using the IEA reports and forecasts.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

FSOs

In the context of the valuation of the Group's investments in the respective joint ventures, the Group also reviews internal and external indicators, similar to the ones used for tankers, to assess whether the FSOs might be impaired. When events and changes in circumstances indicate that the carrying amount of the assets might not be recovered, the Group performs an impairment test on the FSO vessels owned by TI Asia Ltd and TI Africa Ltd, based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, assumptions are made regarding forecast charter rates, weighted average cost of capital ('WACC'), the useful life of the FSOs (30 years) and a residual value. After careful consideration of the trends in the shipping industry, the Group elected to use as a residual value for its vessels an amount equal to the lightweight tonnage of the vessel, multiplied by the market price of scrap per ton, less disposal costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments.

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

14.    Assets held for sale

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

15.    Bunker inventory

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

The inventory is accounted for at the lower of cost or net realizable value with cost being determined on a weighted average basis. No write down is needed as long as the freight market remains robust offsetting potential higher weighted average consumption costs of the bunker oil consumed from that inventory.

Bunker expenses are recognized in profit or loss upon consumption.

16.    Employee benefits
16.1.    Defined contribution plans

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

after the end of the period in which the employees render the services are discounted to their present value. The calculation of defined contribution obligations is performed annually by a qualified actuary using the projected unit credit method.

16.2.    Defined benefit plans

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

16.3.    Other long term employee benefits

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

16.4.    Termination benefits

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

16.5.    Short-term employee benefit

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

16.6.    Share-based payment transactions

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
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

17.    Provisions
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

18.    Revenue
18.1.    Pool Revenues
Aggregated revenue recognized on a daily basis from vessels operating on voyage charters in the spot market and on contract of affreightment (COA) within the pool is converted into an aggregated net revenue amount by subtracting aggregated voyage expenses (such as fuel and port charges) from gross voyage revenue. These aggregated net revenues are combined with aggregated floating time charter revenues to determine aggregated pool Time Charter Equivalent revenue (TCE). Aggregated pool TCE revenue is then allocated to pool partners in accordance with the allocated pool points earned for each vessel that recognizes each vessel’s earnings capacity based on its cargo, capacity, speed and fuel consumption performance and actual on hire days. The TCE revenue earned by our vessels operated in the pools is equal to the pool point rating of the vessels multiplied by time on hire, as reported by the pool manager.

Revenue from the floating time charter agreements under which vessels are employed by the TI Pool is accounted for under IFRS 15 Revenue from Contracts with Customers.

Following the reclassifications (see Note 1.6), TI administration fees are subtracted from the net pool revenues.

18.2.    Time - and bareboat charters

As a lessor, the Group leases out some of its vessels under time charters and bareboat charters, refer to accounting policy 20. Lessors shall classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise a lease is classified as an operating lease.

Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed (refer to accounting policy 20.2). IFRS 16 requires the Group to separate lease and non-lease components, with the lease component qualifying as operating lease under IFRS 16 and the service components accounted for under IFRS 15.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

18.3.    Spot voyages

As from January 1, 2018, the Group applied IFRS 15. Voyage revenue is recognized over time for spot charters on a load-to-discharge basis. Progress is determined based on time elapsed. Voyage expenses are expensed as incurred unless they are incurred between the date on which the contract was concluded and the next load port. They are then capitalized if they qualify as fulfillment costs and if they are expected to be recovered.

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

19.    Gain and losses on disposal of vessels
In view of their importance the Group reports capital gains and losses on the sale of vessels as a separate line item in the consolidated statement of profit or loss. For the sale of vessels, transfer of control usually occurs upon delivery of the vessel to the new owner.
20.    Leases
The Group has applied IFRS 16 as from January 1, 2019.
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
After lease commencement, the Group measures the right-of-use asset using a cost model, namely at cost less accumulated depreciation and accumulated impairment. The right-of-use asset is subsequently depreciated using the straight-line method, refer to accounting policy 12.5. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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
If the lease qualifies as an operating lease, e.g. time charter out, the leased asset remains on the balance sheet of the lessor and continues being depreciated. The adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of 'revenue' (refer to accounting policy 18.2.) Payments related to service component made under operating leases are also recognized in the income statement over the term of the lease.
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
21.    Finance income and finance cost
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in the consolidated statement of profit or loss (refer to accounting policy 9).
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

is declared. Interest income related to finance lease for the subleases is also recognized in the consolidated statement of profit or loss. as a finance income.
The interest expense component of lease liabilities is recognized in the consolidated statement of profit or loss using the effective interest rate method.
22.    Income tax
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

23.    Segment reporting
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

24.    Discontinued operations
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

25.    New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2021, and have not been applied in preparing these consolidated financial statements. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.
Amendments to IAS 1 Presentation of Financial statements: Classification of Liabilities as Current or Non-current, issued on January 23, 2020, clarify a criterion in IAS 1 for classifying a liability as non-current: the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments:
–specify that an entity’s right to defer settlement must exist at the end of the reporting period;

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

–clarify that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–clarify how lending conditions affect classification; and
–clarify requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

On July 15, 2020, the IASB issued Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) deferring the effective date of the January 2020 amendments to IAS 1 by one year to annual reporting periods beginning on or after January 1, 2023 with early application permitted. The amendments have not yet been endorsed by the EU.

The IASB has published a new exposure draft on the topic on November 19, 2021.

Amendments to IFRS 3 Business Combinations; IAS 16 Property, plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual improvements, issued on May 14, 2020, include several narrow-scope amendments which are changes that clarify the wording or correct minor consequences, oversights or conflicts between requirements in the Standards:

–Amendments to IFRS 3 Business Combinations update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.
–Amendments to IAS 16 Property, Plant and Equipment prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments also clarify that testing whether an item of PPE is functioning properly means assessing its technical and physical performance rather than assessing its financial performance.
–Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets specify which costs a company includes when assessing whether a contract will be loss-making. The amendments clarify that the ‘costs of fulfilling a contract’ comprise both: the incremental costs; and an allocation of other direct costs.
–Annual Improvements to IFRS Standards 2018–2020 make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases.

The amendments are effective for annual periods beginning on or after January 1, 2022 with early application permitted. These amendments have been endorsed by the EU.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies, issued on February 12, 2021, include narrow-scope amendments to improve accounting policy disclosures so that they provide more useful information to investors and other primary users of the financial statements. The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendments are effective for annual periods beginning on or after January 1, 2023 with early application permitted. These amendments have not yet been endorsed by the EU.

Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates, issued on February 12, 2021, clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events.

The amendments are effective for annual periods beginning on or after January 1, 2023 with early application permitted. These amendments have not yet been endorsed by the EU.

Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, issued on May 6, 2021, clarifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations—transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

The amendments are effective for annual periods beginning on or after January 1, 2023 with early application permitted. These amendments have not yet been endorsed by the EU.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 2 - Segment reporting
The Group distinguishes two operating segments: the operation of crude oil tankers on the international markets (Tankers) on the one hand and the floating production, storage and offloading operations (FSO/FPSO) on the other. These two divisions operate in completely different markets, where in the latter the assets are tailor-made or converted for specific long term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market, contract duration is often less than two years and the assets are to a large extent standardized.
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
The Group has two clients in the Tankers segment that represented respectively 11% (timecharter contract) and 10% of the Tankers segment total revenue in 2021 (2020: one client which represented 6% (timecharter contract) and in 2019 one client which represented 7% (time charter contract)). All the other clients represent less than 10% of total revenues of the Tankers segment. The Group has one client in the FSO segment.
The Group's internal organizational and management structure does not distinguish any geographical segments.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Consolidated statement of financial position

(in thousands of USD)	December 31, 2021				December 31, 2020
ASSETS	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Vessels	2,975,392	105,350	(112,955)	2,967,787	2,875,348	115,248	(125,288)	2,865,308
Assets under construction	181,293	—	—	181,293	207,069	—	—	207,069
Right-of-use assets	29,001	—	—	29,001	52,955	—	—	52,955
Other tangible assets	1,218	—	—	1,218	1,759	—	—	1,759
Intangible assets	186	—	—	186	161	—	—	161
Receivables	46,251	—	9,388	55,639	46,419	—	8,635	55,054
Investments in equity accounted investees	4,653	—	67,793	72,446	2,822	—	48,881	51,703
Deferred tax assets	1,546	—	—	1,546	1,357	—	—	1,357

Total non-current assets	3,239,540	105,350	(35,774)	3,309,116	3,187,890	115,248	(67,772)	3,235,366

Total current assets	459,864	10,478	(10,935)	459,407	453,009	10,182	(11,318)	451,873

TOTAL ASSETS	3,699,404	115,828	(46,709)	3,768,523	3,640,899	125,430	(79,090)	3,687,239

EQUITY and LIABILITIES

Total equity	1,891,483	69,099	—	1,960,582	2,264,271	47,515	—	2,311,786

Bank and other loans	1,175,835	11,465	(11,465)	1,175,835	836,318	36,237	(36,237)	836,318
Other notes	196,895	—	—	196,895	198,279	—	—	198,279
Other borrowings	86,198	—	—	86,198	100,056	—	—	100,056
Lease liabilities	16,759	—	—	16,759	21,172	—	—	21,172
Other payables	3,490	—	—	3,490	6,893	242	(242)	6,893
Deferred tax liabilities	—	10,535	(10,535)	—	—	11,525	(11,525)	—
Employee benefits	6,839	—	—	6,839	7,987	—	—	7,987
Provisions	892	—	—	892	1,154	—	—	1,154

Total non-current liabilities	1,486,908	22,000	(22,000)	1,486,908	1,171,859	48,004	(48,004)	1,171,859

Total current liabilities	321,013	24,729	(24,709)	321,033	204,769	29,911	(31,086)	203,594

TOTAL EQUITY and LIABILITIES	3,699,404	115,828	(46,709)	3,768,523	3,640,899	125,430	(79,090)	3,687,239

Consolidated statement of profit or loss

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

(in thousands of USD)	2021				2020 (revised)*				2019 (revised)*
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers *	FSO	Less: Equity-accounted investees	Total *	Tankers *°	FSO °	Less: Equity-accounted investees °	Total *
Shipping income
Revenue	422,649	50,132	(53,011)	419,770	1,220,843	49,949	(60,451)	1,210,341	916,157	49,461	(50,907)	914,711
Gains on disposal of vessels/other tangible assets	15,068	—	—	15,068	23,107	—	(379)	22,728	14,879	—	—	14,879
Other operating income	10,111	2,356	(2,212)	10,255	9,907	2,577	(2,372)	10,112	10,075	3,351	(3,332)	10,094
Total shipping income	447,828	52,488	(55,223)	445,093	1,253,857	52,526	(63,202)	1,243,181	941,111	52,812	(54,239)	939,684

Operating expenses
Voyage expenses and commissions	(122,374)	—	3,566	(118,808)	(129,833)	—	4,403	(125,430)	(145,047)	2	364	(144,681)
Vessel operating expenses	(222,087)	(12,381)	13,762	(220,706)	(221,245)	(12,014)	14,869	(218,390)	(218,719)	(12,657)	12,872	(218,504)
Charter hire expenses	(6,775)	—	(2,975)	(9,750)	(5,410)	—	(2,544)	(7,954)	(604)	—	—	(604)
Losses on disposal of vessels/other tangible assets	—	—	—	—	(1)	—	—	(1)	(75)	—	—	(75)
Depreciation tangible assets	(347,338)	(9,899)	12,333	(344,904)	(323,216)	(16,710)	20,274	(319,652)	(338,036)	(18,071)	18,461	(337,646)
Depreciation intangible assets	(90)	—	—	(90)	(99)	—	—	(99)	(56)	—	—	(56)
General and administrative expenses	(32,441)	(330)	363	(32,408)	(37,441)	(560)	668	(37,333)	(42,583)	(283)	351	(42,515)
Total operating expenses	(731,105)	(22,610)	27,049	(726,666)	(717,245)	(29,284)	37,670	(708,859)	(745,120)	(31,009)	32,048	(744,081)

RESULT FROM OPERATING ACTIVITIES	(283,277)	29,878	(28,174)	(281,573)	536,612	23,242	(25,532)	534,322	195,991	21,803	(22,191)	195,603

Finance income	14,050	—	884	14,934	20,045	21	1,430	21,496	20,399	147	26	20,572
Finance expenses	(95,626)	(1,971)	2,056	(95,541)	(91,645)	(3,295)	3,387	(91,553)	(119,809)	(4,558)	4,564	(119,803)
Net finance expenses	(81,576)	(1,971)	2,940	(80,607)	(71,600)	(3,274)	4,817	(70,057)	(99,410)	(4,411)	4,590	(99,231)

Share of profit (loss) of equity accounted investees (net of income tax)	380	—	22,596	22,976	467	—	10,450	10,917	440	—	16,020	16,460

Profit (loss) before income tax	(364,473)	27,907	(2,638)	(339,204)	465,479	19,968	(10,265)	475,182	97,021	17,392	(1,581)	112,832

Income tax expense	427	(2,638)	2,638	427	(1,944)	(10,265)	10,265	(1,944)	(602)	(1,581)	1,581	(602)

Profit (loss) for the period	(364,046)	25,269	—	(338,777)	463,535	9,703	—	473,238	96,418	15,812	—	112,230

Attributable to:
Owners of the company	(364,046)	25,269	—	(338,777)	463,535	9,703	—	473,238	96,418	15,812	—	112,230

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Summarized consolidated statement of cash flows

(in thousands of USD)	2021				2020				2019
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers °	FSO °	Less: Equity-accounted investees °	Total
Net cash from (used in) operating activities	(32,132)	35,532	(28,705)	(25,305)	958,798	36,328	(25,341)	969,785	259,109	41,278	(28,396)	271,991
Net cash from (used in) investing activities	(351,767)	—	(1,479)	(353,246)	(110,314)	—	(6,792)	(117,106)	44,211	—	(461)	43,750
Net cash from (used in) financing activities	(378,528)	(35,259)	787,680	373,893	(995,151)	(36,503)	31,953	(999,701)	(178,587)	(41,491)	28,891	(191,187)

Capital expenditure	(413,319)	—	—	(413,319)	(226,663)	—	1,253	(225,410)	(30,173)	—	22,120	(8,053)

° The Group initially applied IFRS 16 at January 1, 2019, which requires the recognition of right-of-use assets and lease liabilities for lease contracts that were previously classified as operating leases. As a result, the Group recognized $87.6 million of right-of-use assets and $105.3 million of liabilities from those lease contracts. The assets and liabilities are included in the Tankers and FSO segments as from December, 31, 2019 onwards. The Group has applied IFRS 16 using the modified retrospective approach, under which comparative information is not restated (see Note 1.19).

* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. Please refer to Note 1.6 for further details.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 3 - Assets and liabilities held for sale and discontinued operations
Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	December 31, 2021	December 31, 2020	December 31, 2019
Vessels	—	—	12,705
Of which in Tankers segment	—	—	12,705
Of which in FSO segment	—	—	—

(in thousands of USD)	(Estimated) Net sale price	Book Value	Asset Held For Sale	Impairment Loss	(Expected) Gain
At January 1, 2020	—	—	12,705	—	—

Assets sold from assets held for sale
Finesse	21,003	12,705	(12,705)	—	8,298

At December 31, 2020	—	—	—	—	8,298

At January 1, 2021	—	—	—	—	—

At December 31, 2021	—	—	—	—	—

As of December 31, 2021 and December 31, 2020 the Group had no assets held for sale.
Discontinued operations
As of December 31, 2021 and December 31, 2020, the Group had no operations that meet the criteria of a discontinued operation.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 4 – Revenue and other operating income

(in thousands of USD)	2021				2020 (revised)*
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers (revised)*	FSO	Less: Equity-accounted investees	Total (revised)*

Pool Revenue	136,160	—	11	136,171	697,485	—	594	698,079
Spot Voyages	215,158	—	(2,890)	212,268	409,328	—	(9,799)	399,529
Revenue from contracts with customers	351,318	—	(2,879)	348,439	1,106,813	—	(9,205)	1,097,608

Time Charters	71,331	50,132	(50,132)	71,331	114,030	49,949	(51,246)	112,733
Lease income	71,331	50,132	(50,132)	71,331	114,030	49,949	(51,246)	112,733

Total revenue	422,649	50,132	(53,011)	419,770	1,220,843	49,949	(60,451)	1,210,341

Other operating income	—	—	—	10,255	—	—	—	10,112

* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. Please refer to Note 1.6 for further details.

For the accounting treatment of revenue, we refer to the accounting policies (see Note 1.18) - Revenue.

The decrease in revenue is mainly related to the decrease in pool and spot voyage revenue which is due to declined freight rates compared to 2020. Euronav took advantage of the weak market environment to execute dry-dockings (18 VLCCs and seven Suezmaxes) which resulted in less on hire days during the year compared to 2020. The decrease in revenue from time charters is also due to these unfavorable market conditions as well as a lower number of vessels on time charter.

Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions

(in thousands of USD)	2021	2020	2019
Commissions paid	(8,014)	(12,748)	(10,130)
Bunkers	(84,614)	(98,761)	(101,947)
Other voyage related expenses	(26,180)	(13,921)	(32,604)
Total voyage expenses and commissions	(118,808)	(125,430)	(144,681)

The voyage expenses and commissions, which relate to the Suezmax fleet only, decreased in 2021 compared to 2020 mainly due to a decrease in bunker related expenses and commissions paid, whilst noting an increase for other voyage related expenses. For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports. The increase in other voyage related expenses in 2021 compared to 2020 is due to changed trading patterns.

Bunker expenses decreased compared to last year despite a higher average bunker price due to less bunkers consumed in 2021 compared to the year ended December 31, 2020 combined with a hedging program executed in 2021 to manage volatility.

Vessel operating expenses

(in thousands of USD)	2021	2020 (revised)*	2019 (revised)*
Operating expenses	(204,702)	(204,433)	(203,448)
Insurance	(16,004)	(13,957)	(15,056)
Total vessel operating expenses	(220,706)	(218,390)	(218,504)
* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. Please refer to Note 1.6 for further details.

The operating expenses relate mainly to the crewing (including crew bonuses), technical and other costs (including shore staff working entirely on ship management) to operate tankers. In 2021 these expenses were in line with 2020. Despite the higher number of vessels cost saving program positively contributed to this P&L line.

Charter hire expenses

(in thousands of USD)	2021	2020	2019
Charter hire	(8,473)	(7,954)	(604)
Bareboat hire	(1,277)	—	—
Total charter hire expenses	(9,750)	(7,954)	(604)

The charter-hire expenses in 2021 are entirely attributable to the internal short term time charter agreement with our joint venture Bari Shipholding Ltd. and the hire expenses for the barge (Dragon Satu/Cougar Satu) in relation to our bunker fuel strategy. The Group elected to apply the short-term lease exemption and accordingly, the lease payments were recognized as an expense and right-of-use assets and lease liabilities were not recognized.

Due to the adoption of IFRS 16 on January 1, 2019, whereby the costs related to the bareboat agreements are now recognized in depreciation and amortization expenses for the depreciation of the right-of-use asset over the remaining lease term and finance expense, the bareboat charter-hire expenses were zero in 2020. On December 15, 2021, the contract for the four bareboat charters ended (see Note 20), with one vessel (VLCC Nautilus) redelivered to the owners before year-end. The remaining three vessels (VLCCs Navarin, Neptun and Nucleus) will be redelivered during the first quarter of 2022 (see Note 27). Therefore, $1.3 million bareboat hire relates to the 16 days bareboat in 2021 after the end of the contract. Due to immateriality, these expenses were recorded as bareboat hire instead of accounting for a lease modification.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

General and administrative expenses

(in thousands of USD)	2021	2020 (revised)*	2019 (revised)*
Wages and salaries	(7,566)	(10,641)	(16,706)
Social security costs	(1,295)	(1,360)	(1,546)
Provision for employee benefits (Note 17)	687	(545)	(134)
Cash-settled share-based payments (Note 23)	(548)	1,338	(2,455)
Equity-settled share-based payments (Note 23)	(761)	(140)	—
Other employee benefits	(1,000)	(1,272)	(1,615)
Employee benefits	(10,482)	(12,620)	(22,456)
Administrative expenses	(18,355)	(21,652)	(19,177)
Tonnage Tax	(3,346)	(3,459)	(1,313)
Claims	(452)	10	(17)
Provisions	227	388	448
Total general and administrative expenses	(32,408)	(37,333)	(42,515)

Average number of full time equivalents (shore staff)	189.05	185.66	184.90
* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. Please refer to Note 1.6 for further details.
The general and administrative expenses which include amongst others: shore staff wages excluding shore staff working entirely on ship management, director fees, office rental, consulting and audit fees and tonnage tax, decreased in 2021 compared to 2020. This decrease was mainly due to lower wages and salaries in 2021, which is attributable to a lower accrual for the shore bonuses compared to 2020.

General and administrative expenses also decreased due to a decrease in management board fees and no amounts were written off on trade debtors in 2021 compared to $1 million in 2020.

The provision for employee benefits in 2021 is lower compared to 2020 due to a change in accounting treatment for the Greek defined benefit plan as per decision of the Board of Auditors of Greece. Regarding share-based payments, the first tranche of the TBIP 2019 and one-third of the LTIP 2016, LTIP 2017 and LTIP 2018 were vested in 2020 which resulted in an income whereas in 2021 only one-third was vested of the LTIP 2017 and LTIP 2018. The equity-settled share-based payments increased during 2021 as the LTIP 2020 has been recognized in 2021 in addition of the LTIP 2019. In 2020 only the LTIP 2019 was recognized in the equity-settled share-based payments (see Note 14).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 6 - Net finance expense
Recognized in profit or loss

(in thousands of USD)	2021	2020	2019
Interest income	1,896	3,687	6,529
Change in fair value of fuel derivatives recognized in P&L	1,668	2,800	—
Foreign exchange gains	11,370	15,009	14,043
Finance income	14,934	21,496	20,572

Interest expense on financial liabilities measured at amortized cost	(57,961)	(60,627)	(84,327)
Interest leasing	(2,378)	(3,287)	(4,811)
Change in fair value of fuel derivatives recognized in P&L	(8,966)	(1,723)	(51)
Fair value adjustment on interest rate swaps	(78)	(108)	(8,533)
Other financial charges	(14,265)	(9,936)	(7,474)
Foreign exchange losses	(11,893)	(15,872)	(14,607)
Finance expense	(95,541)	(91,553)	(119,803)

Net finance expense recognized in profit or loss	(80,607)	(70,057)	(99,231)

Finance income is lower during the year ended December 31, 2021 compared to December 31, 2020 which is mainly due to a decrease of foreign exchange gains enhanced by a decrease of interest received from less cash on hand during the period and a lower positive fair value of fuel derivatives recognized through P&L.

The increase in finance expenses is mainly due to the higher negative result on the fuel derivatives related to the hedging program of the bunker fuel on board of the Oceania and higher other financial charges, partially offset by a lower amount of foreign exchange losses.

Interest leasing is the interest on lease liabilities.

The above finance income and expenses include the following in respect of assets (liabilities) not recognized at fair value through profit or loss:

	2021	2020	2019
Total interest income on financial assets	3,564	6,487	6,529
Total interest expense on financial liabilities	(66,927)	(62,350)	(84,378)
Total interest leasing	(2,378)	(3,287)	(4,811)
Total other financial charges	(14,265)	(9,936)	(7,474)

Recognized directly in equity

(in thousands of USD)	2021	2020	2019
Foreign currency translation differences for foreign operations	(482)	636	(112)
Cash flow hedges - effective portion of changes in fair value	9,852	(2,873)	(1,885)
Net finance expense recognized directly in equity	9,370	(2,237)	(1,997)
Attributable to:
Owners of the Company	9,370	(2,237)	(1,997)
Net finance expense recognized directly in equity	9,370	(2,237)	(1,997)
Recognized in:
Translation reserve	(482)	636	(112)
Hedging reserve	9,852	(2,873)	(1,885)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2021	2020	2019
Current tax
Current period	(206)	(575)	(1,066)
Changes related to prior years	436	—	—
Total current tax	230	(575)	(1,066)

Deferred tax
Recognition of unused tax losses/(use of tax losses)	201	(1,369)	474
Other	(4)	—	(10)
Total deferred tax	197	(1,369)	464

Total tax benefit/(expense)	427	(1,944)	(602)

Reconciliation of effective tax	2021		2020		2019
Profit (loss) before tax		(339,204)		475,182		112,832

Tax at domestic rate	(25.00)%	84,801	(25.00)%	(118,796)	(29.58)%	(33,376)
Effects on tax of :
Tax exempt profit / loss		4,541		241		317
Tax adjustments for previous years		436		—		34
Loss for which no DTA (*) has been recognized		27		(61)		(26)
Non-deductible expenses		(188)		(482)		(538)
Use of previously unrecognized tax losses and tax credits		4,101		267		4,066
Effect of Tonnage Tax regime		(84,881)		115,174		24,534
Effect of share of profit of equity-accounted investees		5,649		2,613		2,482
Effects of tax regimes in foreign jurisdictions		(14,059)		(900)		1,905
Total taxes	(0.13)%	427	(0.41)%	(1,944)	(0.53)%	(602)
In application of an IFRIC agenda decision on ‘IAS 12 Income taxes’, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses. The amount paid for tonnage tax in the year ended December 31, 2021 was $3.3 million (2020: $3.5 million) (see Note 5).

* Deferred Tax Asset

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

-Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Right-of-use assets	Other tangible assets	Total PPE
At January 1, 2019
Cost	4,927,324	—	—	4,274	4,931,598
Depreciation & impairment losses	(1,407,257)	—	—	(2,331)	(1,409,588)
Net carrying amount	3,520,067	—	—	1,943	3,522,010

Acquisitions	7,024	—	549	1,012	8,585
Adoption IFRS 16	—	—	87,598	—	87,598
Disposals and cancellations	(29,386)	—	—	(52)	(29,438)
Depreciation charges	(307,738)	—	(29,265)	(643)	(337,646)
Transfer to assets held for sale (Note 3)	(12,705)	—		—	(12,705)
Translation differences	—	—	26	5	31
Balance at December 31, 2019	3,177,262	—	58,908	2,265	3,238,435

At January 1, 2020
Cost	4,815,910	—	88,182	5,042	4,909,134
Depreciation & impairment losses	(1,638,648)	—	(29,274)	(2,777)	(1,670,699)
Net carrying amount	3,177,262	—	58,908	2,265	3,238,435

Acquisitions	17,835	207,069	25,701	285	250,890
Disposals and cancellations	(42,641)	—	—	(2)	(42,643)
Depreciation charges	(287,148)	—	(31,702)	(802)	(319,652)
Translation differences	—	—	48	13	61
Balance at December 31, 2020	2,865,308	207,069	52,955	1,759	3,127,091

At January 1, 2021
Cost	4,608,326	207,069	113,859	5,189	4,934,443
Depreciation & impairment losses	(1,743,018)	—	(60,904)	(3,430)	(1,807,352)
Net carrying amount	2,865,308	207,069	52,955	1,759	3,127,091

Acquisitions	56,111	356,951	23,476	142	436,680
Disposals and cancellations	(39,522)	—	—	—	(39,522)
Depreciation charges	(296,837)	—	(47,387)	(680)	(344,904)
Transfers	382,727	(382,727)	—	—	—
Translation differences	—	—	(43)	(3)	(46)
Balance at December 31, 2021	2,967,787	181,293	29,001	1,218	3,179,299

At December 31, 2021
Cost	4,875,811	181,293	53,226	5,244	5,115,574
Depreciation & impairment losses	(1,908,024)	—	(24,225)	(4,026)	(1,936,275)
Net carrying amount	2,967,787	181,293	29,001	1,218	3,179,299
The adoption of IFRS 16 as of January 1, 2019 (see Note 1.20), resulted in the recognition of right-of-use assets of $87.6 million on the balance sheet which are included under the heading Adoption IFRS 16.

On October 27, 2020 and November 6, 2020, the Company entered into a time charter agreement for two Suezmaxes, Marlin Sardinia and Marlin Somerset (see Note 20). In accordance with IFRS, the Group recognized a right-of-use asset of $24.9 million.

In 2021, the Group completed an intensive dry dock program to take advantage of the current challenging freight rate background. The Aegean, Alboran, Alex, Alice, Andaman, Anne, Antigone, Aquitaine, Arafura, Aral, Ardeche, Cap Charles,

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Cap Guillaume, Cap Leon, Cap Philippe, Cap Victor, Desirade, Donoussa, Drenec, Heron, Hirado, Sandra, Sara, Selena and Stella have been dry-docked in 2021 (18 VLCCs and seven Suezmaxes). The cost of planned repairs is capitalized and included under the heading Acquisitions.

During 2021, four newbuilding VLCCs were delivered from DSME shipyard for an aggregate amount of $382.7 million. In January 2021, Euronav took delivery of the first two newbuildings, Delos (2021 - 300,200 dwt) and Diodorus (2021 - 300,200 dwt). In March 2021, Euronav took delivery of the third and fourth newbuilding, Doris (2021 - 300,200 dwt) and Dickens (2021 - 300,200 dwt). These four vessels were previously reported as vessels under construction as at December 31, 2020.

The Group had eight vessels under construction at December 31, 2021 for an aggregate amount of $181.3 million (2020: four vessels under construction). The amounts presented within "vessels under construction" relate to three Eco-type VLCCs and five Eco-Type Suezmaxes.

Disposal of assets – Gains/losses

(in thousands of USD)	Sale price	Book Value	Gain	Loss
Felicity - Sale	42,000	42,000	—	—
Compatriot - Sale	6,615	6,173	442	—
VK Eddie - Sale	37,620	23,212	14,408	—
Other	29	—	29	(75)
At December 31, 2019	86,264	71,385	14,879	(75)

	Sale price	Book Value	Gain	Loss
Finesse - Sale	21,003	12,705	8,298	—
Cap Diamant - Sale	20,072	7,242	12,830	—
TI Hellas - Sale	37,000	35,400	1,600	—
At December 31, 2020	78,075	55,347	22,728	—

	Sale price	Book Value	Gain	Loss
Newton - Sale	35,370	32,953	1,163	—
Filikon - Sale	15,974	6,570	9,404	—
Other	—	—	4,500	—
At December 31, 2021	51,344	39,523	15,068	—

On February 8, 2021, Euronav entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284 dwt) with Taiping & Sinopec Financial Leasing Ltd Co. The vessel was sold for a net sale price of $35.4 million. The Company recorded a capital gain of $1.2 million in the first quarter of 2021 upon delivery to their new owners on February 22, 2021, which is the portion of the gain related to the rights transferred to the buyer-lessor. Euronav has leased back the vessel under a 36-months bareboat contract at an average rate of $22,500 per day. At the end of the bareboat contract, the vessel will be redelivered to its owners. In accordance with IFRS, the Group recognized a right-of-use-asset of $22.1 million which is included under the heading Acquisitions and a lease liability of $23.4 million (see Note 16).

On May 7, 2021, Euronav sold the Suezmax Filikon (2002 – 149,989 dwt) for a net sale price of $16.0 million. The Company recorded a capital gain of $9.4 million in the second quarter of 2021 upon delivery to its new owner on June 4, 2021.

The other capital gain of $4.5 million relates to the redelivery of the VLCC Nautilus (2006 - 307,284 dwt) as part of the sale and leaseback transaction in December 2016 (see Note 20). The remaining three vessels, Navarin (2007 - 307,284 dwt), Neptun (2007 - 307,284 dwt) and the Nucleus (2007 - 307,284 dwt) are expected to be redelivered in the first quarter of 2022, at which time the remaining $13.5 million capital gain will be booked.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Impairment

In previous years, Euronav carefully assessed through a detailed approach if the carrying amounts of the vessels would require an impairment. No impairment was booked so far. In 2020, the Group performed the annual impairment test due to two indicators which triggered the requirement for such test, being the significant decline in market rates and the very low share price of the Group. In 2021, both for the CGUs under the tankers segment and the FSO segment (as defined in Note 2), the Group performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary. During 2021, the market rates for the tanker markets further declined and the net operating losses that were realized have triggered a requirement for the impairment test.

For the FSO segment, the Group concluded that the impairment indicator ‘market rates’ was not applicable following the conclusion of the profitable extension agreements until the end of the FSOs’ useful lives. Hence, the annual impairment test was performed for the defined CGUs under the tankers segment. The recoverable amounts of those CGUs have been determined based on value-in-use calculations using cash flow projections. This exercise is complex and requires various estimates to be made, relating to, among other things, vessel values, future freight rates, earnings from the vessels, discount rates, economic life of vessels and residual values. These assumptions, and in particular for estimating future charter rates, are based on historical trends, current market conditions as well as future expectations, the latter integrating the continuing impact of COVID-19 on the TCE rates and on the oil demand and supply. The same methodology used in previous years was applied which takes into consideration the volatile character of the tanker business by considering a full shipping cycle defined from peak to the next peak level while applying a weighting to the past cycles. The Weighted Average Cost of Capital (WACC) used to calculate the value in use was 5.19%.

The most significant factors that could impact management’s assumptions regarding future time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production or supply of or demand for oil, generally or in specific geographical regions including due to sanction regimes, (iii) the levels of tanker newbuilding orders or the levels of tanker scrappings, (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as the IMO or by individual countries and vessels’ flag states.

The assessment did not indicate that the carrying amount of the CGUs, including right of use assets, may be higher than its recoverable amount. Whilst no impairment is required this year, we cannot assure this will be also the case in the future. Any impairment charge incurred could negatively affect our financial condition, operating results, the value of our shares and amount of dividend.

With an increase of the WACC of 200bps to 7.19%, the analysis would also indicate that the carrying amount of the vessels as of December 31, 2021, is not impaired. The weighting and forecasting on the ongoing cycle are based on management judgment, analyst reports and past experience for the next two years (2022 – 2023). Using the peak-to-peak excluding forecast or the last completed cycle would not lead to an impairment. Using the ongoing cycle including forecast would lead to an impairment of $1.4 million.

When using the 10-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of $0.9 million (2020: $0.7 million). When using the 5-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of $7.1 million (2020: $2.4 million). When using the 3-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of $1.2 million (2020: no impairment), and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of $28.8 million (2020: no impairment).

Security
All tankers financed with bank loans are subject to a mortgage to secure bank loans (see Note 16).
Capital commitment
As at December 31, 2021 the Group's total capital commitments amounts to $414.3 million (December 31, 2020: $172.1 million capital commitments). These capital commitments relate to five Suezmax and three VLCC newbuilding contracts. The capital commitments can be detailed as follows:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

(in thousands of USD)	Total	2022	2023	2024
Commitments in respect of VLCCs	223,840	55,960	167,880	—
Commitments in respect of Suezmaxes	190,425	57,639	99,589	33,196
Commitments in respect of FSOs	—	—	—	—
Total	414,265	113,599	267,469	33,196

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 9 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	ASSETS	LIABILITIES	NET
Employee benefits	29	—	29
Unused tax losses & tax credits	27,650	—	27,650
Unremitted earnings	—	(26,322)	(26,322)
	27,679	(26,322)	1,357
Offset	(26,322)	26,322
Balance at December 31, 2020	1,357	—

Employee benefits	23	—	23
Unused tax losses & tax credits	66,304	—	66,304
Unremitted earnings	—	(64,781)	(64,781)
	66,327	(64,781)	1,546
Offset	(64,781)	64,781
Balance at December 31, 2021	1,546	—

Unrecognized deferred tax assets and liabilities
Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2021		December 31, 2020
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Deductible temporary differences	291	—	38	—
Taxable temporary differences	—	(12,162)	—	(12,162)
Tax losses & tax credits	29,753	—	64,923	—
	30,044	(12,162)	64,961	(12,162)
Offset	(12,162)	12,162	(12,162)	12,162
Total	17,882	—	52,799	—

The unrecognized deferred tax assets in respect of tax losses and tax credits relates to tax losses carried forward, investment deduction allowances and excess dividend received deduction. Tax losses and tax credits have no expiration date.

The decrease in unrecognized deferred tax assets is mainly related to the use of investment deduction allowances in 2021.

A deferred tax asset (DTA) is recognized for unused tax losses and tax credits carried forward, to the extent that it is probable that future taxable profits will be available. The Group considers future taxable profits as probable when it is more likely than not that taxable profits will be generated in the foreseeable future. When determining whether probable future taxable profits are available the probability threshold is applied to portions of the total amount of unused tax losses or tax credits, rather than the entire amount.

Given the nature of the tonnage tax regime, the Group has a substantial amount of unused tax losses and tax credits for which no future taxable profits are probable and therefore no DTA has been recognized.

No deferred tax liabilities have been recognized for temporary differences related to vessels for which the Group expects that the reversal of these differences will not have a tax effect.

In December 2017, changes to the Belgian corporate income tax rate were enacted, lowering the rate to 29.58% as from 2018 and to 25% from 2020. These changes have been reflected in the calculation of the amounts of deferred tax assets and liabilities in respect of Belgian Group entities as at December 31, 2021 and December 31, 2020.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2019	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2019
Employee benefits	37	(10)	—	(1)	26
Unused tax losses & tax credits	2,218	474	—	(3)	2,689
Total	2,255	464	—	(4)	2,715

	Balance at Jan 1, 2020	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2020
Employee benefits	26	—	—	3	29
Unused tax losses & tax credits	2,689	(1,369)	—	8	1,328
Total	2,715	(1,369)	—	11	1,357

	Balance at Jan 1, 2021	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2021
Employee benefits	29	(4)	—	(2)	23
Unused tax losses & tax credits	1,328	201	—	(6)	1,523
Total	1,357	197	—	(8)	1,546

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 10 - Non-current receivables

(in thousands of USD)	December 31, 2021	December 31, 2020
Shareholders loans to joint ventures	30,242	33,936
Derivatives	6,392	2
Other non-current receivables	14,426	14,434
Lease receivables	4,578	6,681
Investment	1	1
Total non-current receivables	55,639	55,054

The decrease in shareholders loans to joint ventures is mainly due to scheduled repayments of the shareholders loan to TI Africa Ltd (see Note 25).

The derivatives as of December 31, 2021 relate to the fair market value of the Interest Rate Swaps in connection with the financing for the long term charter parties with Valero for two Suezmaxes (Cap Corpus Christi and Cap Port Arthur) and Interest Rate Swaps in connection with the $713.0 million sustainability linked loan (see Note 14).

The other non-current receivables mainly relate to the issuance of a bank guarantee for the amount of $12.3 million through a cash deposit in the context of the enforcement proceedings lodged by Unicredit on January 15, 2021 (see Note 21).

The lease receivables relate to the subleases of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2021	December 31, 2020
Receivable:
Within two years	2,294	2,100
Between two and three years	20,368	2,305
Between three and four years	9,157	18,862
Between four and five years	—	2,764
More than five years	23,820	29,023
Total non-current receivables	55,639	55,054

Because the shareholders loans are perpetual non-amortizing loans, these non-current receivables are presented as maturing after 5 years with the exception of the shareholders loans to Bari Shipholding Ltd. which will mature in 2024.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 11 - Bunker inventory

In addition to bunker fuel stored on board of the Euronav vessels, the Group purchases and stores compliant fuel on board of a Euronav vessel, the ULCC Oceania, so that there is a safe, high quality inventory available for the use of its own fleet. The Group has set up a Bunker Fuel Management Group to manage this fuel oil exposure relating to the IMO 2020 requirements, which require the vessels to operate with low Sulphur fuel (LSFO), unless equipped with scrubbers.

The bunker inventory is accounted for at the lower of cost or net realizable value with cost being determined on a weighted average basis. The cost includes: the purchase price, initial fuel inspection costs, the transport and handling costs for loading the bunker on our vessel and the effective portion of the change in fair value of derivatives (see Note 14) designated as cashflow hedge of the underlying index between commitment and pricing. The latter is applicable to 2020, in 2021 all fuel derivatives were measured at fair value with fair value changes recognized in the consolidated statement of profit or loss.

In the course of 2021, the Company purchased an additional 269,677 metric tonnes (2020: 179,927 metric ton) of compliant fuel for an amount of $140.1 million (2020: $49.7 million) (all costs included). As of December 31, 2021 the carrying amount of the total bunker inventory amounted to $69.0 million (2020: $75.8 million) of which $45.0 million (2020: $57.7 million) was the carrying amount of the bunker inventory related to the purchase and storage of compliant fuel oil inventory on board of the Oceania.

The compliant fuel has already been partially transferred to our fleet and will continue to be transferred and used in the course of 2022. $17.4 million (2020: $22.7 million) has been recognized as bunker expense in the consolidated statement of profit or loss during 2021 which is included under voyage expenses and commissions (as discussed in Note 5). As of December 31, 2021 the carrying amount of the bunker inventory on board of our vessels amounted to $24.0 million (2020: $18.1 million). Bunkers delivered to vessels operating in the TI Pool, are sold to the TI Pool at market price and bunkers on board of these pooled vessels are no longer shown as bunker inventory but as trade and other receivables.

In compliance with the accounting policy no write-down had to be considered at the end of December 31, 2021, the net realizable value remained positive as a positive EBITDA was realized in 2021 for our fleet and the Group expects for 2022 the same based on the forecasted TCE rates, the same as used in the impairment analysis.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 12 - Trade and other receivables - current

(in thousands of USD)	December 31, 2021	December 31, 2020
Receivable from contracts with customers	55,704	70,658
Receivable from contracts with customers - TI Pool	139,672	99,236
Accrued income	8,480	8,149
Accrued interest	580	441
Deferred charges	22,083	21,239
Deferred fulfillment costs	1,156	714
Other receivables	7,977	12,046
Lease receivables	2,091	1,981
Derivatives	2	15
Total trade and other receivables	237,745	214,479

The decrease in receivables from contracts with customers mainly relates to a lower outstanding amount of bunker offloadings from the vessel Oceania to Tankers International and CMB.

The increase in receivables from contracts with customers - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts increased in 2021 mainly due to a higher number of vessels in the TI Pool compared to December 31, 2020 and an increase in working capital per vessel.

Fulfillment costs represent primarily bunker costs incurred between the date on which the contract of a spot voyage charter was concluded and the next load port. These expenses are deferred according to IFRS 15 Revenue from Contracts with Customers and are amortized on a systematic basis consistent with the pattern of transfer of service. Increase is mainly due to a higher bunker price compared to 2020.

The decrease in other receivables is mainly due to the refund of Greek tonnage tax paid for Belgian and French flag vessels related to the years 2016-2019 and two Hull and Machinery claims which have been settled in 2021.
The lease receivables relate to the sublease of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc).

For currency and credit risk, we refer to Note 19.

Note 13 - Cash and cash equivalents

(in thousands of USD)	December 31, 2021	December 31, 2020
Bank deposits	—	—
Cash at bank and in hand	152,528	161,478
TOTAL	152,528	161,478

No bank deposits were held at December 31, 2021 and December 31, 2020 due to very low interest rates. All cash is in different banks which all have a high credit rating.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2020

Note 14 - Equity
Number of shares issued

(in shares)	December 31, 2021	December 31, 2020	December 31, 2019
On issue at January 1	220,024,713	220,024,713	220,024,713
On issue at December 31 - fully paid	220,024,713	220,024,713	220,024,713

As at December 31, 2021, the share capital is represented by 220,024,713 shares. The shares have no nominal value.
As at December 31, 2021, the authorized share capital not issued amounts to $83,898,616 (2020 and 2019: $83,898,616) or the equivalent of 77,189,888 shares (2020 and 2019: 77,189,888 shares).
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve
The hedging instruments were as follows:

	2021
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change recognized in OCI
Interest rate swaps
$220.0 million facility	39,513	—	(462)	1,902
$173.6 million facility - Cap Quebec and Cap Pembroke	63,490	—	(2,987)	2,968
$173.6 million facility - Cap Corpus Christi and Cap Port Arthur	66,817	1,353	—	1,614
$713.0 million facility	237,222	5,039	—	4,665
Forward cap contracts
Cap options	200,000	2	—	605
The Group, through two of its JV companies in connection to the $220.0 million facility raised in March 2018 (Note 16), entered on June 29, 2018 in several Interest Rate Swaps (IRSs) for a combined notional value of $208.8 million (Euronav’s share amounts to 50%). These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration between six and nine months matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively. The notional value of these instruments at December 31, 2021 amounted to $39.5 million. The fair value of these instruments at December 31, 2021 amounted to $(0.5) million (100%), of which $1.9 million was reflected in OCI at the level of the JV companies in 2021 (Note 25).

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Quebec and Cap Pembroke), entered on March 28, 2018 and April 20, 2018, in two IRSs for a combined notional value of $86.8 million. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying $173.6 million facility and mature on March 28, 2025. The notional value of these instruments at December 31, 2021 amounted to $63.5 million. The fair value of these instruments at December 31, 2021 amounted to $(3.0) million (see Note 18) and $3.0 million has been recognized in OCI in 2021.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

The Group entered on December 7, 2018 into two forward cap contracts (CAPs) with a strike at 3.25% starting on October 1, 2020, to hedge against future increase of interest rates with a notional value of $200.0 million and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These CAPs have a maturity date at October 3, 2022. The notional value of these instruments at December 31, 2021 amounted to $200.0 million. The fair value of these instruments at December 31, 2021 amounted to $2 thousand (see Note 12) and $0.6 million has been recognized in OCI in 2021.

During 2021 and 2020, the Group entered into several commodity swaps and futures in connection with its low sulfur fuel oil project for a combined notional value of $140.1 million and $25.8 million, respectively. These swaps are used to hedge a potential increase in the index underlying the price of low sulfur fuel between the purchase date and the delivery date of the product, i.e. when title to the low sulfur fuel is actually transferred. These instruments qualified as hedging instruments in a cash flow hedge relationship under IFRS9. These instruments were measured at their fair value; effective changes in fair value were recognized in OCI and the ineffective portion was recognized in profit or loss during 2020. As from 2021, all changes were recognized in profit or loss. All swaps were settled in 2021 and 2020 upon delivery of the fuel.

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Corpus Christi and Cap Port Arthur), entered on October 26, 2020 in two IRSs for a combined notional value of $70.1 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying $173.6 million facility and mature on September 28, 2025. The notional value of these instruments at December 31, 2021 amounted to $66.8 million. The fair value of these instruments at December 31, 2021 amounted to $1.4 million (see Note 10) and $1.6 million has been recognized in OCI in 2021.

The Group entered in the second half of 2020 in six Interest Rate Swaps (IRSs) for a combined notional value of $237.2 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate in connection with the new $713.0 million sustainability linked loan and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs mature on March 11, 2025. The notional value of these instruments at December 31, 2021 amounted to $237.2 million. The fair value of these instruments at December 31, 2021 amounted to $5.0 million (see Note 10) and $4.7 million has been recognized in OCI in 2021.

Treasury shares
As of December 31, 2021 Euronav owned 18,346,732 of its own shares, compared to 18,346,732 of shares owned on December 31, 2020. In the twelve months period ended December 31, 2021, Euronav did not buy back any shares.
Distributions
During its meeting of May 4, 2021 the Supervisory Board of Euronav approved an interim dividend for the first quarter of 2021 of $0.03 per share. The interim dividend of $0.03 per share was payable as from June 3, 2021. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.
On May 20, 2021, the Annual Shareholders' meeting approved a full year dividend for 2020 of $1.40 per share. Taking into account the interim dividends paid based on the Group's policy to return 80% of the net income to shareholders, no closing dividend was paid.

During its meeting of August 10, 2021, the Supervisory Board of Euronav approved an interim dividend for the second quarter of 2021 of $0.03 per share. The interim dividend of $0.03 per share was payable as from September 8, 2021. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

During its meeting of November 4, 2021, the Supervisory Board of Euronav approved an interim dividend for the third quarter of 2021 of $0.03 per share. The interim dividend of $0.03 per share was payable as from November 30, 2021. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

On November 10, 2021, a shareholders meeting decided to make the issue premium reserve account available for distribution. On February 1, 2022, the Supervisory Board of Euronav proposed a fixed distribution of $0.03 per share related to the fourth quarter of 2021 which will be paid via a repayment from that issue premium reserve. This distribution

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

approach will be optimal for shareholders as Euronav anticipates there will be zero withholding tax associated with such a payment. The mechanism for this distribution will require shareholder approval at the Annual Shareholders' meeting to be held on May 19, 2022.

On March 25, 2022, the Supervisory Board proposed the Annual Shareholders' meeting to be held on May 19, 2022, to approve a full year dividend for 2021 of $0.09 per share and a distribution of $0.03 per share via the issue premium reserve. Taking into account the interim dividends paid based on the Group’s policy to target a return of 80% of the net income to shareholders, no closing dividend will be paid.

The total amount of dividends paid in 2021 was $24.2 million ($352.0 million in 2020).

Long term incentive plan 2015

The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2015 a long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units (RSU's), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015.
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
Transaction Based Incentive Plan 2019

The Group’s Board of Directors (as of February 2020 Supervisory Board) has implemented in 2019 a transaction-based incentive plan for key management personnel. Under the terms of this TBIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the Fair Market Value (FMV) of one share of the Company multiplied by the number of phantom stock units that have vested prior to the settlement date. The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date.

Long term incentive plan 2019

The Group’s Board of Directors (as of February 2020 Supervisory Board) implemented in 2019 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. In total 152,346 RSUs were granted on April 1, 2019.

Long term incentive plan 2020

The Group’s Supervisory Board implemented in 2020 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. In total 144,392 RSUs were granted on April 1, 2020.

Long term incentive plan 2021

The Group’s Supervisory Board implemented in 2021 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav RSUs. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. In total 193,387 RSUs were granted on April 1, 2021.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 15 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the period ended December 31 of each year, calculated as follows:

Result attributable to ordinary shares

	2021	2020	2019
Result for the period (in USD)	(338,777,184)	473,237,286	112,230,267
Weighted average number of ordinary shares	201,677,981	210,193,707	216,029,171
Basic earnings per share (in USD)	(1.68)	2.25	0.52

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2019	220,024,713	1,237,901	218,786,812	218,786,812
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	3,708,315	(3,708,315)	(2,757,641)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at December 31, 2019	220,024,713	4,946,216	215,078,497	216,029,171

On issue at January 1, 2020	220,024,713	4,946,216	215,078,497	215,078,497
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	13,400,516	(13,400,516)	(4,884,790)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at December 31, 2020	220,024,713	18,346,732	201,677,981	210,193,707

On issue at January 1, 2021	220,024,713	18,346,732	201,677,981	201,677,981
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at December 31, 2021	220,024,713	18,346,732	201,677,981	201,677,981

Diluted earnings per share
For the twelve months ended December 31, 2021, the diluted earnings per share (in USD) amount to (1.68) (2020: 2.25 and 2019: 0.52). At December 31, 2021, December 31, 2020 and December 31, 2019, 236,590 options issued under the LTIP 2015 were excluded from the calculation of the diluted weighted average number of shares because these 236,590 options were out-of-the money and have been considered as anti-dilutive. At December 31, 2021, the 59,161 vested RSUs under the LTIP 2019 and 36,098 vested RSUs under the LTIP 2020 have been considered as dilutive, as these are only subject to the passage of time and therefore no longer contingent.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	2021	2020	2019
Weighted average of ordinary shares outstanding (basic)	201,677,981	210,193,707	216,029,171

Effect of Share-based Payment arrangements	95,259	12,696	—

Weighted average number of ordinary shares (diluted)	201,773,240	210,206,403	216,029,171

There are no more remaining outstanding instruments at December 31, 2021, December 31, 2020 and December 31, 2019 which can give rise to dilution, except for the Euronav stock options of LTIP 2015 and the RSUs of the LTIP 2019 and LTIP 2020.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 16 - Interest-bearing loans and borrowings

(in thousands of USD)	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	628,711	—	1,652	—	630,363
Between 1 and 5 years	545,233	198,571	41,509	107,978	893,291
More than 1 year	1,173,944	198,571	43,161	107,978	1,523,654
Less than 1 year	49,507	—	32,463	139,235	221,205
At January 1, 2020	1,223,451	198,571	75,624	247,213	1,744,859

New loans	630,000	—	25,703	263,827	919,530
Scheduled repayments	(88,989)	—	(34,492)	(371,021)	(494,502)
Early repayments	(905,000)	(1,000)	—	—	(906,000)
Other changes	(2,602)	708	—	—	(1,894)
Translation differences	—	—	86	11,334	11,420
Balance at December 31, 2020	856,860	198,279	66,921	151,353	1,273,413

More than 5 years	631,044	—	—	—	631,044
Between 1 and 5 years	205,274	198,279	21,172	100,056	524,781
More than 1 year	836,318	198,279	21,172	100,056	1,155,825
Less than 1 year	20,542	—	45,749	51,297	117,588
Balance at December 31, 2020	856,860	198,279	66,921	151,353	1,273,413

	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	631,044	—	—	—	631,044
Between 1 and 5 years	205,274	198,279	21,172	100,056	524,781
More than 1 year	836,318	198,279	21,172	100,056	1,155,825
Less than 1 year	20,542	—	45,749	51,297	117,588
At January 1, 2021	856,860	198,279	66,921	151,353	1,273,413

New loans	937,825	200,000	24,729	371,755	1,534,309
Scheduled repayments	(27,232)	—	(52,550)	(316,069)	(395,851)
Early repayments	(567,000)	(131,800)		—	(698,800)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Other changes	4,695	(2,559)	—	—	2,136
Translation differences	—	—	(49)	(2,978)	(3,027)
Balance at December 31, 2021	1,205,148	263,920	39,051	204,061	1,712,180

More than 5 years	102,419	—	74	—	102,493
Between 1 and 5 years	1,073,416	196,895	16,685	86,198	1,373,194
More than 1 year	1,175,835	196,895	16,759	86,198	1,475,687
Less than 1 year	29,313	67,025	22,292	117,863	236,493
Balance at December 31, 2021	1,205,148	263,920	39,051	204,061	1,712,180
The amounts shown under "New Loans" and "Early Repayments" related to bank loans include drawdowns and repayments under revolving credit facilities during the year.
The amounts shown under "New Loans" related to lease liabilities is mainly attributable to the sale and leaseback agreement for the VLCC Newton. In accordance with IFRS, the Group recognized a lease liability of $23.4 million. For more details, see Note 8.
Bank Loans
On August 19, 2015, the Group entered into a $750.0 million senior secured amortizing revolving credit facility with a syndicate of banks. The facility is available for the purpose of (i) refinancing 21 vessels; (ii) financing four newbuilding VLCCs vessels as well as (iii) Euronav's general corporate and working capital purposes. The credit facility will mature on 1 July 2022 and carries a rate of LIBOR plus a margin of 195 bps. As of December 31, 2021 and December 31, 2020, the outstanding balance under this facility was $0.0 million and $0.0 million, respectively. This facility is currently secured by eight of our wholly-owned vessels.
On December 16, 2016, the Group entered into a $409.5 million senior secured amortizing revolving credit facility for the purpose of refinancing 11 vessels as well as Euronav's general corporate purposes. The credit facility was used to refinance the $500 million senior secured credit facility dated March 25, 2014 and will mature on January 31, 2023 carrying a rate of LIBOR plus a margin of 2.25%. Following the sale and lease back of the VLCC Nautica, Nectar and Noble in December 2019, the total revolving credit facility was reduced by $56.9 million. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $65.0 million and $65.0 million, respectively. The credit facility is secured by seven vessels.
On January 30, 2017, the Group signed a loan agreement for a nominal amount of $110.0 million with the purpose of financing the Ardeche and the Aquitaine. On April 25, 2017, following a successful syndication, the loan was replaced with a new Korean Export Credit facility for a nominal amount of $108.5 million with Korea Trade Insurance Corporation (K-sure) as insurer. The new facility is comprised of (i) a $27.1 million commercial tranche, which bears interest at LIBOR plus a margin of 1.95% per annum and (ii) a $81.4 million tranche insured by K-sure which bears interest at LIBOR plus a margin of 1.50% per annum. The facility is repayable over a term of 12 years, in 24 installments at successive six month intervals, each in the amount of $3.6 million together with a balloon installment of $21.7 million payable with the 24th installment on January 12, 2029. The K-sure insurance premium and other related transaction costs for a total amount of $3.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $76.0 million and $83.2 million, respectively in aggregate. This facility is secured by the VLCCs the Ardeche and the Aquitaine. The facility agreement also contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

On March 22, 2018, the Group signed a senior secured credit facility for an amount of $173.6 million with Kexim, BNP and Credit Agricole Corporate and Investment bank acting also as Agent and Security Trustee. The purpose of the loan was to finance up to 70 per cent of the aggregate contract price of the four Ice Class Suezmax vessels that were delivered over the course of 2018. The new facility was comprised of (i) a $69.4 million commercial tranche, which bears interest at LIBOR plus a margin of 2.0% per annum and (ii) a $104.2 million ECA tranche which bears interest at LIBOR plus a margin of 2.0% per annum. The commercial tranche is repayable by 24 equal consecutive semi-annual installments, each in the amount of $0.6 million per vessel together with a balloon installment of $3.5 million payable with the 24th and last installment on August 24, 2030. The ECA tranche is repayable by 24 consecutive semi-annual installments, each in the amount of $1.1 million per vessel and last installment on August 24, 2030. Transaction costs for a total amount of $1.6 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $130.3 million and $143.6 million, respectively. Lenders of the facility have a put option on the 7th anniversary of the facility, for which a notice has to be served 13 months in advance requesting a prepayment of their remaining contribution. After receiving notice, the Group will have to either repay the relevant contribution on the 7th year anniversary or to transfer this contribution to another acceptable lender. The put option can only be exercised if the employment of the vessel at that time is not satisfactory to the lenders.

On September 7, 2018, the Group signed a senior secured credit facility for an amount of $200.0 million. The Group used the proceeds of this facility to refinance all remaining indebtedness under the $581.0 million senior secured loan facility, the $67.5 million secured loan facility (Larvotto), and the $76.0 million secured loan facility (Fiorano). This facility is secured by nine of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.0 million repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.0% per annum plus applicable mandatory costs. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $55.0 million and $55.0 million, respectively.

On June 27, 2019, the Group entered into a $100.0 million senior secured amortizing revolving credit facility with a syndicate of banks of which ABN Amro Bank also acting as Coordinator, Agent and Security Trustee. The facility, secured by the Oceania and the bunker inventory bought in anticipation of the new IMO legislation starting in January 1, 2020, was due to mature on December 31, 2021 and carried a rate of LIBOR plus a margin of 2.10%. On June 30, 2021, the Group terminated the facility. As of December 31, 2020, the outstanding balance on this facility was $0.0 million and was not used any longer during the first half year of 2021.

On August 28, 2019, the Group entered into a $700.0 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA acting as Agent and Security Trustee for the purpose of refinancing all remaining indebtedness under the $633.5 million senior secured loan facility. The credit facility will mature on January 31, 2026 carrying a rate of LIBOR plus margin of 1.95%. The facility is secured by 13 of our wholly-owned vessels. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $370.0 million and $345.0 million, respectively.

On September 11, 2020, the Group entered into a $713.0 million sustainability-linked loan with specific targets to emission reduction. This facility is secured by 16 of our wholly-owned vessels, 13 VLCCs and three Suezmaxes. The credit facility will mature on March 31, 2026 and carries a rate of LIBOR plus a margin of 2.35%. The facility consist of (i) a revolver of $469.0 million to refinance the $340.0 million senior secured credit facility and part of the $750.0 million senior secured credit facility and (ii) a term loan of $244.0 million to finance the acquisition of four newbuilding VLCCs which were delivered in the first quarter of 2021. The revolver commitment includes terms with specific targets to reduce our GHG emissions with compliance being rewarded with a reduced interest coupon by five basis points. As of December 31, 2021 and December 31, 2020, the outstanding balance on this facility was $524.1 million and $185.0 million, respectively.

On April 7, 2021, the Group entered into an 80 million Euro ($100 million) unsecured revolving credit facility. This new facility has been concluded with a range of commercial banks and the support of Gigarant, with sustainability and emission reductions as a component of the margin pricing. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2021 will be supported by compliance with the Poseidon principles. The facility will have a duration of minimum three years, with two one-year extension options. As of December 31, 2021, the outstanding balance on this facility was $0.0 million.
On December 2, 2021, the Group entered into a secured $73.45 million sustainability-linked loan at LIBOR to finance two newbuilding Suezmaxes which have been delivered in the first quarter of 2022. The loan has been concluded with DNB and includes sustainability and emission reductions as a component of the margin pricing. The conclusion of this funding brings

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

facilities with an integrated sustainability component to 41% of Euronav’s commercial bank financing. The facility will have a duration of six years. As of December 31, 2021, the outstanding balance on this facility was $0.0 million.
Undrawn borrowing facilities
At December 31, 2021, Euronav and its fully-owned subsidiaries have undrawn credit line facilities amounting to $595.3 million (2020: $940.4 million), of which $169.8 million will mature within 12 months.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				December 31, 2021			December 31, 2020
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels Revolving loan 750M*	USD	LIBOR + 1.95%	2022	8,474	—	(231)	45,958	—	(871)
Secured vessels Revolving loan 409.5M*	USD	LIBOR + 2.25%	2023	125,880	65,000	64,544	175,605	65,000	63,997
Secured vessels loan 27.1M	USD	LIBOR + 1.95%	2029	25,102	25,102	25,102	25,554	25,554	25,554
Secured vessels loan 81.4M	USD	LIBOR + 1.50%	2029	50,883	50,883	49,454	57,667	57,667	55,918
Secured vessels loan 69.4M	USD	LIBOR + 2.0%	2030	54,379	54,379	54,379	59,007	59,007	59,007
Secured vessels loan 104.2M	USD	LIBOR + 2.0%	2030	75,928	75,928	75,071	84,606	84,606	83,562
Secured vessels Revolving loan 200.0M*	USD	LIBOR + 2.0%	2025	123,032	55,000	54,245	148,688	55,000	53,876
Secured vessels Revolving loan 100.0M*	USD	LIBOR + 2.10%	2021	—	—	—	100,000	—	(479)
Secured vessels Revolving loan 700.0M*	USD	LIBOR + 1.95%	2026	602,320	370,000	364,987	651,160	345,000	338,765
Secured vessels Revolving loan 713.0M*	USD	LIBOR + 2.35%	2026	649,695	524,135	518,568	469,000	185,000	177,529
Secured vessels loan 73.45M	USD	LIBOR + 1.80%	2028	—	—	(508)	—	—	—
Unsecured Revolving loan 80M	EUR	LIBOR + 1.50%	2026	100,000	—	(463)	—	—	—
Total interest-bearing bank loans				1,815,693	1,220,428	1,205,148	1,817,246	876,834	856,860
* The total amount available under the revolving loan Facilities depends on the total value of the fleet of tankers securing the facility.
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan. For further information, we refer to Note 19.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Other notes

(in thousands of USD)				December 31, 2021			December 31, 2020
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	7.50%	2022	67,200	67,200	67,025	200,000	199,000	198,279
Unsecured notes	USD	6.25%	2026	200,000	200,000	196,895	—	—	—
Total other notes				267,200	267,200	263,920	200,000	199,000	198,279

On June 14, 2019, the Group successfully completed a tap issue of $50 million under its existing senior unsecured bonds. The bonds have the same maturity date and carry the same coupon of 7.50%. The tap issue was priced at 101% of par value. Arctic Securities AS, DNB Markets and Nordea acted as joint lead managers in connection with the placement of the tap issue. The related transaction costs of $675,000 are amortized over the lifetime of the instrument using the effective interest rate method as well as the above par issuance of $500,000. In the course of the first quarter of 2020, the company bought back 10 notes of its $200 million fixed rate senior unsecured notes, due 2022. The face value of each cash bond is $100,000 and the company paid an average of $85,000.
On September 2, 2021, the Group announced a successful placement of a new $200 million senior unsecured bonds. The bonds mature in September 2026 and carry a coupon of 6.25%. An application has been made for the bonds to be listed on Oslo Stock Exchange. The related transaction costs of $3.3 million are amortized over the lifetime of the instrument using the effective interest rate method. The net proceeds from the bond issue will be used for general corporate purposes and/or refinancing of the existing $200 million bond (ISIN: NO0010793888) maturing in May 2022. As part of this transaction Euronav bought back $132 million of the $200 million senior bonds issued in 2017 and due to mature in May 2022. DNB Markets, Nordea, SEB and Arctic Securities AS acted as joint bookrunners in connection with the placement of the bond issue.

On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock Exchange of Euronav Luxembourg S.A.’s $200 million senior unsecured bonds due September 2026.

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC has been appointed as an additional dealer in the agreement and the maximum amount has been increased from 50 million Euro to 150 million Euro. As of December 31, 2021, the outstanding amount was $104.0 million or 91.8 million Euro (December 31, 2020: $38.7 million or 31.5 million Euro). The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The company enters into FX forward contracts to manage the currency risks related to these instruments issued in Euro compared to the USD Group functional currency. The FX contracts have the same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On December 31, 2021, the fair value of these forward contracts amounted to $(2.9) million (December 31, 2020: $1.2 million).

On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. As of December 31, 2021, the outstanding amount was $100.1 million. At the end of the bareboat contract, the vessels will be redelivered to their new

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

owners. Euronav may, at any time on and after the 1st anniversary, notify the owners by serving an irrevocable written notice at least three months prior to the proposed purchase option date of the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2021	December 31, 2020

Less than one year	22,667	22,667
Between one and five years	33,878	56,545
Total future lease payables	56,545	79,211

Transaction and other financial costs
The heading 'Other changes' in the first table of this footnote reflects the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortization of such costs. In 2021, the Group recognized $6.6 million of amortization of financing costs. The Group recognized $0.6 million of directly attributable transaction costs as a deduction from the fair value of the 80.0 million Euro unsecured revolving credit facility entered into April 7, 2021 and $0.5 million of directly attributable transaction costs as a deduction from the fair value of the $73.45 million secured sustainability linked loan entered into December 2, 2021.
Interest expense on financial liabilities measured at amortized cost decreased during the year ended December 31, 2021, compared to 2020 (2021: $(-58.0) million, 2020: $(-60.6) million). Other financial charges increased in 2021 compared to 2020 (2021: $(-14.3) million, 2020: $(-9.9) million) which was mainly due to the repayment of the Nordic bond above pari during 2021.

Interest on lease liabilities (2021: $(-2.4) million, 2020: $(-3.3) million) were recognized due to the adoption of IFRS 16 on January 1, 2019 (see Note 1.20).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2020	1,223,451	198,571	247,213	75,624	1,941,697	(4,284)	(45,616)	420,058	4,056,714

Changes from financing cash flows
Proceeds from loans and borrowings (Note 16)	630,000	—	—	—	—	—	—	—	630,000
Proceeds from issue of other borrowings (Note 16)	—	—	263,827	—	—	—	—	—	263,827
Purchase treasury shares (Note 14)	—	—	—	—	—	—	(118,488)	—	(118,488)
Repayment of sale and leaseback agreement (Note 16)	—	—	(22,853)	—	—	—	—	—	(22,853)
Transaction costs related to loans and borrowings (Note 16)	(8,083)	—	—	—	—	—	—	—	(8,083)
Repayment of borrowings (Note 16)	(993,989)	(1,000)	—	—	—	—	—	—	(994,989)
Repayment of commercial paper (Note 16)	—	—	(359,295)	—	—	—	—	—	(359,295)
Repayment of lease liabilities (Note 16)	—	—	—	(37,779)	—	—	—	—	(37,779)
Dividend paid	—	—	—	—	—	—	—	(352,041)	(352,041)
Total changes from financing cash flows	(372,072)	(1,000)	(118,321)	(37,779)	—	—	(118,488)	(352,041)	(999,701)

Other changes
Liability-related
Amortization of transaction costs (Note 16)	5,481	787	—	—	—	—	—	—	6,268
Amortization of above par issuance (Note 16)	—	(175)	—	—	—	—	—	—	(175)
Amortization of below par issuance (Note 16)	—	96	—	—	—	—	—	—	96
New leases (Note 16)	—	—	—	25,703	—	—	—	—	25,703
Interest expense (Note 6)	—	—	11,127	3,287	—	—	—	—	14,414
Translation differences (Note 16)	—	—	11,334	86	—	—	—	—	11,420
Total liability-related other changes	5,481	708	22,461	29,076	—	—	—	—	57,726

Total equity-related other changes (Note 14)	—	—	—	—	—	(2,237)	—	472,697	470,460

Balance at December 31, 2020	856,860	198,279	151,353	66,921	1,941,697	(6,521)	(164,104)	540,714	3,585,199

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2021	856,860	198,279	151,353	66,921	1,941,697	(6,521)	(164,104)	540,714	3,585,199

Changes from financing cash flows
Proceeds from loans and borrowings (Note 16)	937,825	200,000	—	—	—	—	—	—	1,137,825
Proceeds from issue of other borrowings (Note 16)	—	—	371,755	—	—	—	—	—	371,755
Repayment of sale and leaseback liability (Note 16)	—	—	(22,667)	—	—	—	—	—	(22,667)
Transaction costs related to loans and borrowings (Note 16)	(1,122)	(3,300)	—	—	—	—	—	—	(4,422)
Repayment of borrowings (Note 16)	(594,232)	(131,800)	—	—	—	—	—	—	(726,032)
Repayment of commercial paper (Note 16)	—	—	(303,426)	—	—	—	—	—	(303,426)
Repayment of lease liabilities (Note 16)	—	—	—	(54,928)	—	—	—	—	(54,928)
Dividend paid	—	—	—	—	—	—	—	(24,212)	(24,212)
Total changes from financing cash flows	342,471	64,900	45,662	(54,928)	—	—	—	(24,212)	373,893

Other changes
Liability-related
Amortization of transaction costs (Note 16)	5,817	887	—	—	—	—	—	—	6,704
Amortization of above par issuance (Note 16)	—	(174)	—	—	—	—	—	—	(174)
Amortization of below par issuance (Note 16)	—	28	—	—	—	—	—	—	28
New leases (Note 16)	—	—	—	24,729	—	—	—	—	24,729
Interest expense (Note 6)	—	—	10,024	2,378	—	—	—	—	12,402
Translation differences (Note 16)	—	—	(2,978)	(49)	—	—	—	—	(3,027)
Total liability-related other changes	5,817	741	7,046	27,058	—	—	—	—	40,662

Total equity-related other changes (Note 14)	—	—	—	—	—	9,370	—	(336,362)	(326,992)

Balance at December 31, 2021	1,205,148	263,920	204,061	39,051	1,941,697	2,849	(164,104)	180,140	3,672,762

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 17 - Employee benefits
The amounts recognized in the balance sheet are as follows:

(in thousands of USD)	December 31, 2021	December 31, 2020	December 31, 2019
NET LIABILITY AT BEGINNING OF PERIOD	(7,987)	(8,094)	(4,336)
Recognized in profit or loss	(621)	653	(2,589)
Recognized in other comprehensive income	1,453	(97)	(1,223)
Foreign currency translation differences	316	(449)	54
NET LIABILITY AT END OF PERIOD	(6,839)	(7,987)	(8,094)

Present value of funded obligation	(4,865)	(5,074)	(4,298)
Fair value of plan assets	4,224	3,940	3,241
	(641)	(1,134)	(1,057)
Present value of unfunded obligations	(6,198)	(6,853)	(7,037)
NET LIABILITY	(6,839)	(7,987)	(8,094)

Amounts in the balance sheet:
Liabilities	(6,839)	(7,987)	(8,094)
Assets	—	—	—
NET LIABILITY	(6,839)	(7,987)	(8,094)

Liability for defined benefit obligations

The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement. One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plans - are uninsured and unfunded. The unfunded obligations include provisions in respect of LTIP 2017, LTIP 2018, TBIP 2019, LTIP 2019 and LTIP 2020 (see Note 23).

The Group expects to contribute the following amount to its defined benefit pension plans in 2022: $48,043.
The valuation used for the defined contribution plans is the Projected Unit Credit Cost as prescribed by IAS 19 R.

The Group expects to contribute the following amount to its defined contribution pension plans in 2022: $332,649.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 18 - Trade and other payables

(in thousands of USD)	December 31, 2021	December 31, 2020
Advances received on contracts in progress, between 1 and 5 years	503	508
Derivatives	2,987	6,385
Total non-current other payables	3,490	6,893
Trade payables	26,012	27,226
Accrued expenses	38,020	35,321
Accrued payroll	2,160	5,849
Dividends payable	555	565
Accrued interest	6,570	2,959
Deferred income	7,545	13,138
Other payables	3,050	92
Total current trade and other payables	83,912	85,150

The non-current derivatives relate to the interest rate swap derivatives used to hedge the risk related to the fluctuation of the LIBOR rate (see Note 14). The decrease is due to a positive mark-to-market on these IRSs at December 31, 2021.

The increase in accrued expenses is mainly due to a higher amount for bunker invoices to receive compared to December 31, 2020 and certain amounts of December 31, 2020 have been reclassified from accrued payroll to accrued expenses to conform to current period presentation.

The increase in accrued interest is related to the accrual of $3.7 million related to the new Nordic Bond concluded in September 2021.

The decrease in deferred income is due to less deferred freight spot voyage and a lower number of vessels on time charter as of December 31, 2021 compared to December 31, 2020.

The increase in other payables relates to a negative mark-to-market of the currency swaps at December 31, 2021 (see Note 14).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2020
Financial assets measured at fair value
Forward exchange contracts (Note 16)	1,246	—	—	1,246	—	1,246	—	1,246
Interest rate swaps (Note 10)	2	—	—	2	—	2	—	2
Cap contracts (Note 12)	15	—	—	15	—	15	—	15
	1,262	—	—	1,262

Financial assets not measured at fair value
Non-current receivables (Note 10)	—	48,371	—	48,371	—	—	44,512	44,512
Lease receivables (Note 10)	—	6,681	—	6,681	—	5,841	—	5,841
Trade and other receivables * (Note 12)	—	191,633	—	191,633	—	—	—	—
Cash and cash equivalents (Note 13)	—	161,478	—	161,478	—	—	—	—
	—	408,163	—	408,163

Financial liabilities measured at fair value
Interest rate swaps (Note 18)	6,385	—	—	6,385	—	6,385	—	6,385
	6,385	—	—	6,385

Financial liabilities not measured at fair value
Secured bank loans (Note 16)	—	—	856,860	856,860	—	864,848	—	864,848
Unsecured other notes (Note 16)	—	—	198,279	198,279	207,099	—	—	207,099
Other borrowings (Note 16)	—	—	151,353	151,353	—	151,353	—	151,353
Lease liabilities (Note 16)	—	—	66,921	66,921	—	62,387	—	62,387
Trade and other payables * (Note 18)	—	—	71,958	71,958	—	—	—	—
Advances received on contracts (Note 18)	—	—	508	508	—	—	—	—
		—	1,345,879	1,345,879

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2021
Financial assets measured at fair value
Interest rate swaps (Note 10)	6,392	—	—	6,392	—	6,392	—	6,392
Cap contracts (Note 12)	2	—	—	2	—	2	—	2
	6,394	—	—	6,394

Financial assets not measured at fair value
Non-current receivables (Note 10)	—	44,669	—	44,669	—	—	42,150	42,150
Lease receivables (Note 10)	—	4,578	—	4,578	—	3,816	—	3,816
Trade and other receivables * (Note 12)	—	213,641	—	213,641	—	—	—	—
Cash and cash equivalents (Note 13)	—	152,528	—	152,528	—	—	—	—
	—	415,416	—	415,416

Financial liabilities measured at fair value
Forward exchange contracts (Note 16)	2,927	—	—	2,927	—	2,927	—	2,927
Interest rate swaps (Note 18)	2,987	—	—	2,987	—	2,987	—	2,987
	5,914	—	—	5,914

Financial liabilities not measured at fair value
Secured bank loans (Note 16)	—	—	1,205,148	1,205,148	—	1,234,739	—	1,234,739
Unsecured other notes (Note 16)	—	—	263,920	263,920	68,722	194,586	—	263,308
Other borrowings (Note 16)	—	—	204,061	204,061	—	204,061	—	204,061
Lease liabilities (Note 16)	—	—	39,051	39,051	—	36,913	—	36,913
Trade and other payables * (Note 18)	—	—	76,319	76,319	—	—	—	—
Advances received on contracts (Note 18)	—	—	503	503	—	—	—	—
	—	—	1,789,002	1,789,002

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 12), deferred income and VAT payables (included in other payables) (see Note 18), which are not financial assets (liabilities) are not included.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2022, and the trading price on December 31, 2021. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

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
Not applicable

Forward cap contracts	Fair values for both the derivative and the hypothetical derivative are determined based on the net present value of the expected cash flows using LIBOR rate curves, futures and basis spreads.	Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Non-current receivables (consisting primarily of shareholders' loans)	Discounted cash flow	Discount rate and forecasted cash flows
Lease receivables	Discounted cash flow	Discount rate
Other financial liabilities (consisting of secured and unsecured bank loans and other notes and lease liabilities)	Discounted cash flow	Discount rate
Other financial notes (consisting of unsecured notes)	List price	Not applicable

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2020 and 2021.
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
Credit risk
Trade and other receivables
The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. All trade and other receivables were with oil majors within the same industry but with a geographic spread and a different business focus. Based on past experience, and considering any forward-looking factors, there was only a small impact on doubtful amounts year-end. Based on individual analyses, provisions for doubtful debtors were in line with 2020. In particular, the two clients representing 10% and 11% of the Tankers segment's total revenue in 2021 (see Note 2) only represented 1.21% and 0.02% of the total trade and other receivables at December 31, 2021 (2020: one client representing 0.03%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
The ageing of current trade and other receivables is as follows:

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

(in thousands of USD)	2021	2020
Not past due	205,737	183,138
Past due 0-30 days	12,980	9,961
Past due 31-365 days	16,518	16,253
More than one year	2,510	5,127
Total trade and other receivables	237,745	214,479
Past due amounts are not credit impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2021 58.75% (2020: 46.27%) of the total current trade and other receivables relate to TI Pool. TI Pool is paid after completion of the voyages which only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness historically has been high. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.
Non-current receivables
Non-current receivables mainly consist of shareholder's loans to joint ventures (see Note 10). As at December 31, 2021 and December 31, 2020, these receivables had no maturity date, except for the shareholder loans to Bari Shipholding Ltd. which has a maturity date in 2024, and was not credit impaired as there is no credit risk exposure for the Group.
Cash and cash equivalents
The Group held cash and cash equivalents of $152.5 million at December 31, 2021 (2020: $161.5 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 13).
Derivatives
Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.
Guarantees
The Group's policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 30, 2019, the Group issued a guarantee to the buyer of the three VLCCs in relation to the sale and leaseback transaction (see Note 16) whereby the VLCCs were leased back in a subsidiary under a 54-months bareboat contract. At December 31, 2021, the guarantees towards joint ventures were still outstanding but have not been called upon.
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

The following are the remaining contractual maturities of financial liabilities:

	Contractual cash flows December 31, 2020
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 16)	1,055,139	1,191,925	55,079	474,687	662,159
Other borrowings (Note 16)	151,353	180,865	61,320	119,545	—
Lease liabilities (Note 16)	66,921	70,245	47,976	22,150	119
Current trade and other payables * (Note 18)	71,958	71,958	71,958	—	—
	1,345,371	1,514,993	236,333	616,382	662,278

Derivative financial liabilities
Interest rate swaps (Note 18)	6,385	8,601	2,194	6,406	—
Forward exchange contracts (Note 18)	—	—	—	—	—
	6,385	8,601	2,194	6,406	—

	Contractual cash flows December 31, 2021
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 16)	1,469,068	1,667,567	145,175	1,413,221	109,172
Other borrowings (Note 16)	204,061	223,550	126,672	96,878	—
Lease liabilities (Note 16)	39,051	41,125	23,464	17,585	77
Current trade and other payables * (Note 18)	76,319	76,319	76,319	—	—
	1,788,499	2,008,562	371,629	1,527,684	109,249

Derivative financial liabilities
Interest rate swaps (Note 18)	2,987	6,505	2,397	4,108	—
Forward exchange contracts (Note 18)	—	—	—	—	—
	2,987	6,505	2,397	4,108	—
* Deferred income and VAT payables (included in other payables) (see Note 18), which are not financial liabilities, are not included.
The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. For more details on these covenants, please see "capital management" below.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
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

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (RFR) (referred to as ‘IBOR reform’). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions that the Group operates in. The Group anticipates that IBOR reform will impact its risk management and hedge accounting. The Audit and Risk Committee monitors the Group’s transition to alternative rates.
Derivatives
The Group holds interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to USD LIBOR. The Group's derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA)'s master agreements.
Hedge Accounting
As from 2022 onwards new transactions will be based on the RFR approach. The Group has evaluated the extent to which its legacy cash flow hedging relationships are subject to uncertainty driven by the IBOR reform as at December 31, 2021. The Group’s hedged items and hedging instruments continue to be indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual still until June 2023 latest.

There is still uncertainty about when and how replacement may occur with respect to the relevant hedged items and hedging instruments. Such uncertainty may impact the hedging relationship. The Group applies the amendments to IFRS 9 issued in September 2019 to those hedging relationships directly affected by the IBOR reform. Hedging relationships impacted by the IBOR reform may experience ineffectiveness attributable to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur. This transition may occur at different times for the hedged item and hedging instrument, which may lead to hedge ineffectiveness. The Group has measured its hedging instruments indexed to USD LIBOR using available quoted market rates for LIBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in the present value of hedged cash flows attributable to changes in USD LIBOR on a similar basis. However as time is passing, the Company believes that for its LIBOR portfolio principle of economic equivalence between RFR and LIBOR items, a Credit Adjustment Spread (CAS) will be required to compensate for the economic difference between RFR and LIBOR. Moreover the selection of the CAS follows ISDA guidance.

The Group's exposure to USD LIBOR designated in hedging relationships is $567.5 million nominal amount at December 31, 2021 (see Note 14), representing the nominal amount of the hedging caps and interest rate swaps maturing in 2022 and 2025, respectively.

Total amounts of unreformed contracts, including those with an appropriate fallback clause

The Group monitors the progress of transition from IBORs to new benchmark rates by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest under the contract is indexed to a benchmark rate that is still subject to the IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR (referred to as an 'unreformed contract').

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

As at January 1, 2021 and December 31, 2021, all outstanding financial instruments were still indexed to USD LIBOR.

Tanker market risk
The spot tanker freight market is a highly volatile global market and the Group cannot predict what the market will be without significant uncertainty. The Group has a strategy of operating the majority of its fleet on the spot market but tries to keep a certain part of the fleet under fixed time charter contracts. The proportion of vessels operated on the spot vary according to the many factors affecting both the spot and fixed time charter contract markets.

Every increase (decrease) of $1,000 on the spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)	2021		2020		2019
	Profit or loss		Profit or loss		Profit or loss
	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	21,270	(21,270)	19,638	(19,638)	22,601	(22,581)
Interest rate risk
Euronav interest rate management general policy is to borrow at floating interest rates based on LIBOR plus a margin. The Euronav Corporate Treasury Department monitors the Group's interest rate exposure on a regular basis. From time to time and under the responsibility of the Chief Financial Officer, different strategies to reduce the risk associated with fluctuations in interest rates can be proposed to the Supervisory Board for their approval. The Group hedges part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group may use interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2021 and December 31, 2020, the Group had such instruments in place and approximately 43% of the floating interest rates have been hedged.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. If a hedging relationship is directly affected by uncertainty arising from the IBOR reform, then the Group assumes for this purpose that the benchmark interest rate is not altered as a result of interest rate benchmark reform.

Hedging relationships that are impacted by the IBOR reform may experience ineffectiveness because of timing mismatch between the hedged item and the hedging instrument regarding the IBOR transition. For further details, see 'Managing interest rate benchmark reform and associated risks' above.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

(in thousands of USD)	2021	2020
FIXED RATE INSTRUMENTS
Financial assets	20,228	17,271
Financial liabilities	403,026	377,899
	423,255	395,170

VARIABLE RATE INSTRUMENTS
Financial liabilities	1,309,154	895,514
	1,309,154	895,514
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease
December 31, 2019
Variable rate instruments	(6,195)	6,195	—	—
Interest rate swaps	—	—	1,553	(1,433)
Cash Flow Sensitivity (Net)	(6,195)	6,195	1,553	(1,433)

December 31, 2020
Variable rate instruments	(3,819)	2,484	—	—
Interest rate swaps	—	—	5,542	(5,343)
Cash Flow Sensitivity (Net)	(3,819)	2,484	5,542	(5,343)

December 31, 2021
Variable rate instruments	(6,606)	2,133	—	—
Interest rate swaps	—	—	4,594	(4,222)
Cash Flow Sensitivity (Net)	(6,606)	2,133	4,594	(4,222)

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

The Group’s exposure to currency risk is related to its operating expenses expressed in Euros and to Treasury Notes denominated in Euros. In 2021 about 13.9% (2020: 14.4% and 2019: 12.5%) of the Group's total operating expenses were incurred in Euros. Revenue and borrowings are expressed in USD only, except for instruments issued under the Treasury Notes Program (Note 16).

(in thousands of USD)	December 31, 2021		December 31, 2020 (revised)*		December 31, 2019 (revised)*
	EUR	USD	EUR	USD	EUR	USD
Trade payables	(5,680)	(20,332)	(5,662)	(21,564)	(4,002)	(18,735)
Operating expenses	(101,039)	(625,627)	(97,082)	(611,777)	(87,003)	(657,078)
Treasury Notes	(104,006)	—	(38,654)	—	(122,788)	—
* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on profit (loss) for the period. Please refer to Note 1.6 for further details.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

For the average and closing rates applied during the year, we refer to Note 26.
Sensitivity analysis
A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2021	2020	2019
Equity	683	735	437
Profit or loss	(9,573)	(10,412)	(9,952)
A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect to the amounts shown above, on the basis that all the other variables remain constant.
Cash flow hedges
At December 31, 2021, the Group held the following instruments to hedge exposures to changes in interest rates:

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(15,704)	(15,982)	(93,737)
Average fixed interest rate	0.80%	0.80%	0.78%

At December 31, 2020, the Group held the following instruments to hedge exposures to changes in interest rates:

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(10,855)	(10,942)	(81,803)
Average fixed interest rate	2.96%	2.96%	2.96%

At December 31, 2021 and December 31, 2020, the Group had 2 interest cap options with a notional amount of $200.0 million starting on October 1, 2020.

The amounts at the reporting date relating to items designated as hedged items were as follows:

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

	December 31, 2021		December 31, 2020
(in thousands of USD)	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve

Interest rate risk
Variable-rate instruments	(9,247)	2,862	2,989	(6,385)
Cap option	(605)	(466)	(116)	(1,071)

The amounts relating to items designated as hedging instruments and hedge ineffectiveness were as follows:

	2021				During the period 2021
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	367,530	6,392	2,987	Trade and other receivables, non-current and current other payables	9,247	(78)	Finance expenses
Cap options	200,000	2	—	Trade and other receivables	605	—	Finance expenses

	2020				During the period 2020
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	70,143	2	6,385	Trade and other receivables, non-current and current other payables	(2,989)	(108)	Finance expenses
Cap options	200,000	15	—	Trade and other receivables	116	—	Finance expenses

During 2021 and 2020, no amounts were reclassified from hedging reserve to profit or loss.

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting:

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

(in thousands of USD)	Hedging reserve

Balance at January 1, 2021	(7,456)
Cash flow hedges
Change in fair value interest rate risk	9,852
Balance at December 31, 2021	2,396

Balance at January 1, 2020	(4,583)
Cash flow hedges
Change in fair value interest rate risk	(2,873)
Balance at December 31, 2020	(7,456)

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
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

As of December 31, 2021, December 31, 2020 and December 31, 2019, the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2021, as described above:
1.current assets on a consolidated basis (including available credit lines of $586.8 million) exceeded current liabilities by $725.1 million,
2.aggregated cash was $739.3 million,
3.cash was $152.5 million and
4.ratio of Stockholders' Equity to Total Assets was 51.8%.
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 19 - Financial instruments - Fair values and risk management (Continued)

The calculation does not include capital gains (reserved for fleet renewal) but include capital losses and the policy is at all times subject to freight market outlook, company balance sheet and cyclicality along with other factors and regulatory requirements.

As part of its capital allocation strategy, Euronav has the option of buying its own shares back should the Supervisory Board and Management Board believe that there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of $0.12 per share paid each year. During 2021, the Company did not purchase any of its own shares on Euronext Brussels. The Company owned 18,346,732 own shares (8.34% of the total outstanding shares) at year-end.

Commodity risk
The Group has been purchasing compliant bunker fuel for future consumption by its vessels. In order to fix the price of the fuel bought the Company has used swaps and futures to hedge the risk between decision of buying the fuel and receiving and paying the cargo. These swaps and futures were designated as cash flow hedges of the variability in the price of bunker between the order date and the fixing date. At year-end, all fuel was received. The Group remains exposed to the risk of decrease in bunker fuel on the spot market below the weighted average purchase price.

Consequences and impact of the COVID-19 pandemic
Over the year 2021 and 2020, the economic impact of the pandemic related to the Covid-19 virus has been affecting business all over the world- Euronav included. The Company has been taking the risks associated with the outbreak extremely seriously, and the safety and wellbeing of its employees is of paramount importance.

Crew changes have remained a challenging operation throughout the pandemic and whilst progress has been made since the peak of the crew crisis in Q3 2020, continued focus on this area is required. Our crews have demonstrated resilience throughout this period to keep moving crude, despite numerous difficulties in relation to crew changes and repatriation. Whilst we have had extremely limited number of cases onboard our vessels, we are facing a lot of challenges to make our crew changes because a lot of seafarers who are supposed to replace people onboard are testing positive to the Omicron variant and have to cancel their travels. In order to resolve the difficult situation, the Company decided to accommodate deviations by ships to facilitate crew changes, resulting in an extra cost ($1.2 million) and less revenues because of off hire ($0.9 million).

Going forward, it remains difficult to estimate the future impact of the pandemic on the economies where we are active, and hence the impact these factors might have on the financial results.

The tanker market has seen a very weak start in 2022, continuing to suffer from global oil trade amid lingering impacts from the COVID-19 pandemic.

And the short-term outlook remains generally weak against a backdrop of ongoing oil supply issues, including faltering Libyan output and OPEC+ missing production targets. The impact from the escalating situation in Ukraine will be complex, but IEA forecasts overall tanker demand will rise above pre-pandemic levels next year.

Improvements in the tanker market are generally expected to materialize in the second half of 2022 as global oil supply and demand continue to gradually recover. Tonnage requirements in deadweight terms are projected to jump. In view of the different dynamics which the Company does not control, the longer term global macro-economic impact on the Company’s results related to the COVID-19 outbreak remains difficult to accurately quantify. Any forward-looking statements should be regarded with caution because of the inherent uncertainties in economic trends and business risks related to the current COVID-19 outbreak.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 20 - Leases
Leases as lessee
For the four bareboat charters for the vessels Nautilus, Nucleus, Neptun and Navarin, the Group recognized a right-of-use asset and lease liability which was the present value at January 1, 2019 of the future lease payments. The right-of-use asset, on January 1, 2019, was measured based on the transition option to align the value of the right of use asset to that of the lease liability. The right-of-use asset was adjusted for the effect of a previously deferred gain on the sale and leaseback of these vessels and was depreciated over the remaining lease term till December 15, 2021.
Under these leaseback agreements there was a seller's credit of $4.5 million of the sale price that became immediately due and payable by the owners upon sale of the vessel during the charter period and shall be paid out of the sales proceeds. It also became due to the extent of 50% of the (positive) difference between the fair market value of the vessels at the end of the leaseback agreements and $17.5 million (for the oldest VLCC) or $19.5 million (for the other vessels). As the first vessel (Nautilus) was redelivered on December 15, 2021, $4.5 million was recognized in the fourth quarter of 2021 in profit or loss, whereas the remaining $13.5 million for the other three vessels will be recognized in the first quarter of 2022 at the moment of redelivery.
Furthermore, the Group provided a residual guarantee to the owners in the aggregate amount of up to $20.0 million in total at the time of redelivery of the four vessels. The parties also agreed a profit split, if the vessel was sold at charter expiry they shall share the net proceeds of the sale, 75% for owners and 25% for charterers, between $26.5 million and $32.5 million (for the oldest VLCC) or between $28.5 million and $34.5 million (for the other vessels). This residual guarantee and profit split were not applicable at the moment of redelivery of the first vessel Nautilus.
On October 27, 2020 and November 6, 2020, the Company entered into a time charter agreement for two Suezmaxes. The two Suezmaxes are the Marlin Sardinia (2019 - 156,607) and the Marlin Somerset (2019 - 156,620). The time charter contracts have a duration of 24-months with an option for an additional 12 months, which should be declared no later than 20 months after delivery, at a rate of $25,000 per day per vessel for the firm 24-months period and $26,500 per day per vessel for the optional 12-months period. Owners have a right to sell the vessel during the firm and optional period of the charter and transfer the remaining charter to the new owners by way of novation agreement. In accordance with IFRS, the Group recognized a right-of-use asset and lease liability. As at December 31, 2021, the Company is not reasonably certain that the optional period will be exercised and has not been taking into account when calculating the future minimum lease payments.

On February 23, 2021, the Company entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284) with Taiping & Sinopec Financial Leasing Ltd Co. The vessel was sold for a net sale price of $35.4 million. The Company has leased back the vessel under a 36-months bareboat contract at an average rate of $22,500 per day. At the end of the bareboat contract, the vessel will be redelivered to its owners. In accordance with IFRS, the Group recognized a right-of-use asset and lease liability (see Note 8 and Note 16).

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2021	December 31, 2020
Less than 1 year	24,828	49,218
Between 1 and 5 years	8,708	14,714
Total future lease payments	33,535	63,932

For the office leases in Belgium, France, Greece, Hong Kong, Singapore, UK and US, which have an average lease term till November 2024, the Group recognized a right-of-use asset and lease liability. The right-of-use asset was adjusted by the practical expedient impairment assessment based on the onerous contract analysis option. The right-of-use asset related to office leases was reduced by the lease receivable related to subleases that qualify as finance lease under IFRS 16.

The Group used the short-term lease exemption for all the lease contracts with a remaining lease term of less than one year. Accordingly, those lease payments were recognized as an expense and there was no impact on transition.

Information about leases for which the Group is a lessee is presented below.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 20 - Leases (Continued)
Right-of-use assets

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2020	55,411	—	2,733	764	58,908
Additions to right-of-use assets	—	24,873	762	66	25,701
Depreciation charge for the year	(28,364)	(2,078)	(1,092)	(167)	(31,702)
Translation differences	—	—	36	12	48

Balance at December 31, 2020	27,047	22,795	2,438	675	52,955

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2021	27,047	22,795	2,438	675	52,955
Additions to right-of-use assets	22,379	—	986	111	23,476
Depreciation charge for the year	(33,634)	(12,437)	(1,086)	(230)	(47,387)
Translation differences	—	—	(32)	(11)	(43)

Balance at December 31, 2021	15,792	10,358	2,306	545	29,001

Amounts recognized in profit or loss

(in thousands of USD)	2021	2020
Interest on lease liabilities	(2,378)	(3,287)
Depreciation right-of-use assets	(47,387)	(31,702)
Low-value leases	(171)	(228)

Amounts recognized in statement of cash flows

(in thousands of USD)	2021	2020

Total cash outflow for leases	(54,928)	(37,779)
Total cash inflow for leases	1,987	1,786

Extension options

Some property leases contain extension options exercisable by the Group. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options, and reassesses if there is a significant event or significant changes in circumstances within its control.

The Group has estimated that the potential future lease payments, should it exercise the option, would result in an impact of approximately $12.8 million in the lease liabilities.

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

The future undiscounted lease payments to be received for these lease agreements are as follows:

(in thousands of USD)	December 31, 2021	December 31, 2020
Less than one year	100,524	123,319
Between one and five years	240,463	303,561
More than five years	185,441	217,354
Total future lease receivables	526,428	644,234

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 20 - Leases (Continued)
The amounts shown in the table above include the Group's share of leases of joint ventures. On some of the above mentioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.

Vessels employed by the TI Pool do not meet the definition of a lease under IFRS 16 and accordingly revenue generated in the Pool is accounted for under IFRS 15 Revenue from Contracts with Customers.

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

(in thousands of USD)	December 31, 2021	December 31, 2020
Less than 1 year	2,350	2,328
One to two years	1,895	2,359
Two to three years	1,689	1,898
Three to four years	1,285	1,689
Four to five years	—	1,285
Total undiscounted lease receivables	7,219	9,559

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 21 - Provisions and contingencies

(in thousands of USD)	Onerous contract	Total

Balance at January 1, 2020	1,769	1,769

Provisions used during the year	(388)	(388)
Balance at December 31, 2020	1,381	1,381

Non-current	1,154	1,154
Current	227	227
Total	1,381	1,381

Balance at January 1, 2021	1,381	1,381

Provisions used during the year	(227)	(227)
Balance at December 31, 2021	1,154	1,154

Non-current	892	892
Current	262	262
Total	1,154	1,154

In 2004, Gener8 Maritime Subsidiary II Inc. entered into a non-cancellable lease for office space. This lease started on December 1, 2004 and would have expired on September 30, 2020. On July 14, 2015 this lease was extended for an additional five years until September 30, 2025. The facilities have been sub-let starting on December 1, 2018 for the remaining lease term, but changes in market conditions have meant that the rental income is lower than the rental expense. The obligation for the future payments, net of expected rental income, has been provided for.

The Group is currently involved in a litigation. Provisions related to legal and arbitration proceedings are recorded in accordance with the accounting policy as described in Note 1.17. The claim has been submitted on January 15, 2021 by Unicredit Bank in London with the High Court of Justice of England and Wales. The claim relates to an alleged misdelivery of 101,809 metric tons of low sulphur fuel oil that was transported by the Suezmax vessel, Sienna. The charterer, Gulf Petrochem FZC, a company of GP Global, instructed the vessel to discharge the cargo at Sohar without presentation of the bill of lading but against a letter of indemnification issued by the charterer as is customary practice in the crude oil shipping industry. Unicredit bank, who had financed the cargo for an amount of $26,367,200 and allegedly had become the holder of the bill of lading, was not repaid in accordance with the financing arrangements agreed with Gulf Petrochem FZC. As alleged holder of the bill of lading, Unicredit Bank is now claiming that amount of $26,367,200 together with interest from Euronav NV. The GP Global group is currently under a restructuring plan and any recourse under the letter of indemnity issued by Gulf Petrochem FZC is therefore doubtful. Management believes that it has followed well established standard working practices and that it has valid defense arguments. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized. The court proceedings are in early stage.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

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

(in thousands of EUR)	2021	2020	2019
Total remuneration	977	1,048	1,101
The Nomination and Remuneration Committee annually reviews the remuneration of the members of the Management Board. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

(in thousands of EUR)	2021	2020	2019
Total fixed remuneration	2,068	2,165	1,579
of which
Cost of pension	28	18	80
Other benefits	—	143	81

Total variable remuneration	1,606	1,029	2,424
of which
Share-based payments	911	69	1,403
All amounts mentioned refer to the Management Board in its official composition throughout 2021.
The remuneration of the CEO can be summarized as follows:

(in thousands of EUR)	2021	2020	2019
Total fixed remuneration	624	624	5,754
of which
Cost of pension	—	—	7
Other benefits	—	—	26

Total variable remuneration	903	424	786
of which
Share-based payments	568	54	786
On February 12, 2015, the Board of Directors (as of February 2020 Supervisory Board) granted 236,590 options and 65,433 restricted stock units within the framework of a long term incentive plan. Vested stock options may be exercised until 13 years after the grant date. As of December 31, 2021, all the stock options remained outstanding but all RSUs were exercised in 2018 (see Note 14 and 23). On February 2, 2016, the Board of Directors (as of February 2020 Supervisory Board) granted 54,616 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary, one-third was vested on the third anniversary and one-third was vested on the fourth anniversary (see Note 14 and 23). On February 9, 2017, the Board of Directors (as of February 2020 Supervisory Board) granted 66,449 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary, one-third was vested on the third anniversary and one-third was vested on the fourth anniversary (see Note 14 and 23). On February 16, 2018, the Board of Directors (as of February 2020

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 22 - Related parties (Continued)
Supervisory Board) granted 154,432 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary and one-third was vested on the third anniversary (see Note 14 and 23). On January 8, 2019, the Board of Directors (as of February 2020 Supervisory Board) granted 1,200,000 phantom stock units within the framework of a transaction based incentive plan (TBIP). After the resignation of the former CEO, 400,000 phantom stock units were waived. The first tranche of 12% was vested in the first quarter of 2020. The contractual term of the TBIP offer is 5 years. A first tranche of 12% of the total number of phantom stock units vests on the date on which the Fair Market Value (FMV) reaches USD 12 (decreased with the amount of dividend paid since grant, if any). A second tranche (16%) vests on the date the FMV reaches USD 14 (decreased with the amount of dividend paid since grant, if any), a third tranche (25%) vests on the date the FMV reaches USD 16 (decreased with the amount of dividend paid since grant, if any) and the final tranche (44%) vests on the date the FMV reaches USD 18 (decreased with the amount of dividend paid since grant, if any) (see Note 14 and 23). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date.
On April 1, 2019, the Board of Directors (as of February 2020 Supervisory Board) granted 152,346 restricted stock units within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. As of December 31, 2021, 59,161 RSUs were vested, however vested RSUs will not be delivered in shares until the first business day after April 1, 2022. On April 1, 2020, the Supervisory Board granted 144,392 restricted stock units within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. As of December 31, 2021, 36,098 RSUs were vested however vested RSUs will not be delivered in shares until the first business day after April 1, 2023. On April 1, 2021, the Supervisory Board granted 193,387 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. As of December 31, 2021, no RSUs were vested.

Relationship with CMB
In 2004, Euronav split from Compagnie Maritime Belge (CMB). CMB renders some administrative and general services to Euronav. In 2021 CMB did not invoice Euronav (2020: $1,578 and 2019: $1,336).
In 2019, Euronav started up a project to develop software with CMB Technology to monitor fuel consumption performance of the Euronav fleet. In 2019, CMB Technology invoiced a total amount of $167 thousand (150 thousand EUR) in relation to the software development project (2021 and 2020: $0).

A ruling was granted to include the bunker fuel stored by the Company (see Note 11) under the tonnage tax regime. This ruling also allows the execution of physical swaps. Discussions were started in 2019 to enter into such fuel swaps with the CMB Group. The swap agreement was extended to CMB NV, Bocimar International NV and Bocimar Hong Kong Ltd. In the course of 2021, a total of 44,451 metric tons (2020: 51,000 metric tons) of compliant bunker fuel oil was swapped with these parties.

Properties
The Group leases office space in Belgium from Reslea N.V., an entity jointly controlled by CMB. Under this lease, the Group paid an annual rent of $356,729.19 in 2021 (2020: $335,033 and 2019: $290,858). This lease expires on August 31, 2024.
The Company subleases office space in its London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated 25 September 2014, with Tankers (UK) Agencies Limited, a 50-50 joint venture with International Seaways. Under this sublease, the Company received in 2021 a rent of $235,205 (2020: $218,074 and 2019: $216,750). This sublease expires on April 27, 2023.
Transactions with subsidiaries and joint ventures
The Group has supplied funds in the form of shareholder's advances to some of its joint ventures at pre-agreed conditions (see below and Note 25).
On November 19, 2019, the Group entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Each 50%-50% joint venture acquired one Suezmax vessel. The JVs, Bari Shipholding Ltd and Bastia Shipholding Ltd, entered into various agreements including a secured term loan for $36.7 million and revolving credit for

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 22 - Related parties (Continued)
$3.0 million with Euronav Hong Kong as lender, a commercial management service with Euronav NV and a technical management service with Ridgebury.
On September 15, 2020, the Suezmax Bastia was sold for $20.5 million. A capital gain on the sale of $0.4 million (Euronav's share) was recorded in the joint venture company. The vessel has been delivered to her new owners. Following this sale, the shareholders loan to Bastia Shipholding Ltd. was fully repaid.
Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

As of and for the year ended December 31, 2020
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income
TI Africa Ltd	440	—	16,665	398	—
TI Asia Ltd	472	—	—	398	5,550
Kingswood Co. Ltd	—	—	—	—	394
Bari Shipholding Ltd	283	52	19,271	342	—
Bastia Shipholding Ltd	17	1	—	326	1,590
Tankers Agencies (UK) Ltd	19	135	—	—	—
Total	1,231	188	35,936	1,464	7,534

As of and for the year ended December 31, 2021
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	567	61	11,465	397	—
TI Asia Ltd	482	—	—	397	4,635
Bari Shipholding Ltd	2,114	1,804	22,229	—	—
Bastia Shipholding Ltd	7	1	—	—	—
Tankers Agencies (UK) Ltd	—	134	—	—	—
Total	3,170	2,000	33,694	794	4,635

Guarantees
The Group provided guarantees to financial institutions that provided credit facilities to joint ventures of the Group. As of December 31, 2021, the total amount outstanding under these credit facilities was $39.5 million (2020: $90.4 million), of which the Group guaranteed $19.8 million (2020: $45.2 million) (see Note 25).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 23 - Share-based payment arrangements
Description of share-based payment arrangements:
At December 31, 2021, the Group had the following share-based payment arrangements:
Long term incentive plan 2015 (Equity-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2015 a long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years at anniversary date and 60% in the form of restricted stock units (RSUs) which will be paid out in cash, with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of €10.0475 and are equity-settled. As of December 31, 2021, all the stock options remained outstanding but all RSU's were exercised in 2018. The total employee benefit expense recognized in the consolidated statement of profit or loss during 2021 with respect to the LTIP 2015 was $0 thousand (2020: $0 thousand and 2019: $0 thousand).
Long term incentive plan 2016 (Cash-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stocks were granted on February 2, 2016 and one-third was vested on the second anniversary, one-third on the third anniversary and one-third on the fourth anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2021, no phantom stocks were outstanding. The LTIP 2016 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2016, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2021 was $0 thousand (2020: income of $0.3 million and 2019: income of $0.1 million).
Long term incentive plan 2017 (Cash-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017 and one-third was vested on the second anniversary and one-third on the third anniversary and one-third on the fourth anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2021, no phantom stocks were outstanding. The LTIP 2017 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2017, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2021 was $0.2 million (2020: income of $0.3 million and 2019: expense of $22,000).

Long term incentive plan 2018 (Cash-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018 and one-third was vested on the second anniversary and one-third on the third anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2021, 35,927 phantom stocks were outstanding. The LTIP 2018 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2018, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 23 - Share-based payment arrangements (Continued)
consolidated statement of profit or loss during 2021 was $0.2 million (2020: income of $0.4 million and 2019: expense of $0.7 million).

Transaction Based Incentive Plan 2019 (Cash-settled)

The Group's Board of Directors (as of February 2020 Supervisory Board) has implemented in 2019 a transaction-based incentive plan (TBIP) for key management personnel. Under the terms of this TBIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the Fair Market Value (FMV) of one share of the Company multiplied by the number of phantom stock units that have vested prior to the settlement date. The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. The vesting and settlement of the TBIP is spread over a time frame of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when the FMV reaches $12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any), the third tranche of 25% vesting when the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any). In total a number of 1,200,000 phantom stock units were granted on January 8, 2019 and the first tranche of 12% was vested in the first quarter of 2020. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2021, 704,000 phantom stocks were outstanding. The TBIP 2019 qualifies as a cash-settled share-based payment transaction as the Company receives services from the participants and incur an obligation to settle the transaction in cash. The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The compensation expense recognized in the consolidated statement of profit or loss during 2021 was $1.0 million (2020: income of $0.4 million and 2019: expense of $1.8 million).

Long term incentive plan 2019 (Equity-settled)

The Group's Board of Directors (as of February 2020 Supervisory Board) has implemented in 2019 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. In total 152,346 RSUs were granted on April 1, 2019. As of December 31, 2021, 59,161 RSUs were vested, however vested RSUs will not be delivered in shares until the first business day after April 1, 2022. The compensation expense recognized in the consolidated statement of profit or loss during 2021 was $0.4 million (2020: expense of $0.1 million).

Long term incentive plan 2020 (Equity-settled)

The Group’s Supervisory Board has implemented in 2020 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. In total 144,392 RSUs were granted on April 1, 2020. As of December 31, 2021, 36,098 RSUs were vested, however vested RSUs will not be delivered in shares until the first business day after April 1, 2023. The compensation expense recognized in the consolidated statement of profit or loss during 2021 was $0.3 million.

Long term incentive plan 2021 (Equity-settled)

The Group’s Supervisory Board has implemented in 2021 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. In total 193,387 RSUs were granted on April 1, 2021.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 23 - Share-based payment arrangements (Continued)

	LTIP 2015
(figures in EUR)	Tranche 1	Tranche 2	Tranche 3
Fair value at grant date	1.853	1.853	1.853
Share price at grant date	10.050	10.050	10.050
Exercise price	10.0475	10.0475	10.0475
Expected volatility (weighted average)	39.63%	39.63%	39.63%
Expected life (days) (weighted average)	365	730	1,095
Expected dividends	8%	8%	8%
Risk-free interest rate	0.66%	0.66%	0.66%
Expected volatility has been based on an evaluation of the historical volatility of the Company's share price, particularly over historical periods commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior using a Monte Carlo simulation.
The liability in respect of its obligations under the LTIP 2017 and LTIP 2018 is measured based on the Company’s share price at the reporting date and taking into account the extent to which the services have been rendered to date. One-third of the phantom stocks granted on February 9, 2017 was vested on the second anniversary, one-third on the third anniversary and one-third on the fourth anniversary. As of December 31, 2021, no phantom stocks remained outstanding. One-third of the phantom stocks granted on February 16, 2018 was vested on the second anniversary and one-third on the third anniversary, 35,927 phantom stocks remained outstanding as of December 31, 2021. The Company’s share price was EUR 7.268 at the grant date of the LTIP 2017, EUR 7.237 at the grant date of the LTIP 2018 and EUR 7.80 as at December 31, 2021.
The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The vesting and settlement of the TBIP is spread over a timeframe of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when the Fair Market Value (FMV) reaches USD 12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches USD 14 (decreased with the amount of dividend paid since grant, if any), the third tranche of 25% vesting when the FMV reaches USD 16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches USD 18 (decreased with the amount of dividend paid since grant, if any). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. In total a number of 1,200,000 phantom stock units were granted on January 8, 2019 and the first tranche of 12% was vested in the first quarter of 2020. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2021, 704,000 phantom stocks were outstanding.

The inputs used in measurement of the fair value at grant date for the TBIP was as follows:

	TBIP
	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Risk-free interest rate	1.69%	1.69%	1.69%	1.69%
Annual volatility	33.43%	33.43%	33.43%	33.43%
Expected vesting period (years)	3.05	3.38	3.69	3.98

The liability in respect of its obligations under the LTIP 2019 and LTIP 2020 is subject for 75% to a relative TSR (Total Shareholder Return) compared to a peer group over a three years period. Each yearly measurement to be worth 1/3rd of 75% of the award. And subject for 25% to an absolute TSR of the Company’s shares measured each year for 1/3 of 25% of the award. In total 152,346 RSUs were granted on April 1, 2019 in relation to the LTIP 2019 and 144,392 RSUs were granted on April 1, 2020 in relation to the LTIP 2020. As of December 31, 2021, 59,161 RSUs were vested in relation to the LTIP 2019 and 36,098 RSUs were vested in relation to the LTIP 2020. However vested RSUs will not be delivered in shares until the first business day after April 1, 2022 and April 1, 2023, respectively.

Expenses recognized in profit or loss
For details on related employee benefits expense, see Note 5 and Note 17. The expenses related to the LTIP 2017, LTIP 2018, TBIP 2019, LTIP 2019 and LTIP 2020 (2021: expense of $1.3 million, 2020: income of $1.2 million and 2019: expense of $2.5 million) are included in employee benefits.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 23 - Share-based payment arrangements (Continued)
Reconciliation of outstanding share options
The number and weighted-average exercise prices of options under the 2015 LTIP are as follows:

(figures in EUR)	Number of options 2021	Weighted average exercise price 2021	Number of options 2020	Weighted average exercise price 2020
Outstanding at January 1	236,590	7.732	236,590	7.732
Forfeited during the year	—	—	—	—
Exercised during the year	—	—	—	—
Granted during the year	—	—	—	—
Outstanding at December 31	236,590	7.732	236,590	7.732
Vested at December 31	236,590	—	236,590	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 24 - Group entities

	Country of incorporation	Consolidation method	Ownership interest
			December 31, 2021	December 31, 2020	December 31, 2019
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%
Euronav NV, Antwerp, Geneva (branch office)
Euronav NV, London (branch office)

Subsidiaries
Euronav Tankers NV	Belgium	full	NA	100.00%	100.00%
Euronav Shipping NV	Belgium	full	100.00%	100.00%	100.00%
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Antwerp (branch office)
Euronav Ship Management Ltd	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore	Singapore	full	100.00%	100.00%	100.00%
Euronav MI II Inc	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary II Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Management LLC	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary V Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Maritime Subsidiary VIII Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Maritime Subsidiary Inc.	Marshall Islands	full	NA	NA	100.00%
GMR Zeus LLC	Marshall Islands	full	NA	NA	100.00%
GMR Atlas LLC	Marshall Islands	full	NA	NA	100.00%
GMR Hercules LLC	Marshall Islands	full	NA	NA	100.00%
GMR Ulysses LLC	Marshall Islands	full	NA	NA	100.00%
GMR Posseidon LLC	Marshall Islands	full	NA	NA	100.00%
Victory Ltd.	Bermuda	full	NA	NA	NA
Vision Ltd.	Marshall Islands	full	NA	NA	NA
GMR Spartiate LLC	Marshall Islands	full	NA	NA	100.00%
GMR Maniate LLC	Marshall Islands	full	NA	NA	100.00%
GMR St Nikolas LLC	Marshall Islands	full	NA	NA	100.00%
GMR George T LLC	Marshall Islands	full	NA	NA	100.00%
GMR Kara G LLC	Liberia	full	NA	NA	100.00%
GMR Harriet G LLC	Liberia	full	NA	NA	100.00%
GMR Orion LLC	Marshall Islands	full	NA	NA	100.00%
GMR Argus LLC	Marshall Islands	full	NA	NA	100.00%
GMR Spyridon LLC	Marshall Islands	full	NA	NA	NA
GMR Horn LLC	Marshall Islands	full	NA	NA	100.00%
GMR Phoenix LLC	Marshall Islands	full	NA	NA	100.00%

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 24 - Group entities (Continued)

GMR Strength LLC	Liberia	full	NA	NA	NA
GMR Daphne LLC	Marshall Islands	full	NA	NA	NA
GMR Defiance LLC	Liberia	full	NA	NA	100.00%
GMR Elektra LLC	Marshall Islands	full	NA	NA	NA
Companion Ltd.	Bermuda	full	NA	NA	100.00%
Compatriot Ltd.	Bermuda	full	NA	NA	100.00%
Consul Ltd.	Bermuda	full	NA	NA	NA
GMR Agamemnon LLC	Liberia	full	NA	NA	NA
Gener8 Neptune LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Athena LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Apollo LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Ares LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Hera LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Constantine LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Oceanus LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Nestor LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Nautilus LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Macedon LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Noble LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Ethos LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Perseus LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Theseus LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Hector LLC	Marshall Islands	full	NA	NA	100.00%
Gener8 Strength Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Supreme Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Andriotis Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Militiades Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Success Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Chiotis Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Tankers 1 Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Tankers 2 Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Tankers 3 Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Tankers 4 Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Tankers 5 Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Tankers 6 Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Tankers 7 Inc.	Marshall Islands	full	NA	NA	NA
Gener8 Tankers 8 Inc.	Marshall Islands	full	NA	NA	NA

Joint ventures
Kingswood Co. Ltd	Marshall Islands	equity	NA	NA	50.00%
TI Africa Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
TI Asia Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Tankers Agencies (UK) Ltd	UK	equity	50.00%	50.00%	50.00%
Tankers International LLC	Marshall Islands	equity	50.00%	50.00%	50.00%
Bari Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Bastia Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%

At December 31, 2021, the Group held 50% of the voting rights in TUKA but held 61% of the outstanding shares that participate in the result of the entity.
At December 31, 2021, the Group held 50% of the voting rights in TI LLC but held 59% of the outstanding shares that participate in the result of the entity.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 24 - Group entities (Continued)
Due to the merger with Gener8 Maritime Inc. on June 12, 2018, the Group acquired new subsidiaries. Those subsidiaries were used by Gener8 mostly as SPV to own individual vessels. All of the vessels have been transferred to Euronav NV in 2018. The Group intended to liquidate a majority of those subsidiaries as soon as possible. In 2020 the following subsidiaries were dissolved:

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

In the fourth quarter of 2019, two new joint ventures Bari Shipholding Ltd. and Bastia Shipholding Ltd. were incorporated (see Note 25).

In 2020 one joint venture, Kingswood Co. Ltd, was dissolved.

In 2020, Euronav NV, London (branch office), was established and incorporated in the third quarter of 2020.

On July 1, 2021, Euronav Shipping NV merged with Euronav Tankers NV which lead to the derecognition of Euronav Tankers NV as a subsidiary.

The Group holds 100% of the voting rights in all of its subsidiaries.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 25 - Equity-accounted investees

(in thousands of USD)	December 31, 2021	December 31, 2020
Assets
Interest in joint ventures	72,446	51,703
Interest in associates	—	—
TOTAL ASSETS	72,446	51,703

Liabilities
Interest in joint ventures	—	—
Interest in associates	—	—
TOTAL LIABILITIES	—	—

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 25 - Equity-accounted investees (Continued)

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	43,182	28,666
Offset investment with shareholders loan	—	—
Balance at January 1, 2019	43,182	28,666

Group's share of profit (loss) for the period	16,460	—
Group's share of other comprehensive income	(720)	—
Dividends received from joint ventures	(12,600)	—
Movement shareholders loans to joint ventures	—	31,713
Initial capital provided to joint ventures	4,000	—

Gross balance	50,322	60,379
Offset investment with shareholders loan	—	—
Balance at December 31, 2019	50,322	60,379

Group's share of profit (loss) for the period	10,917	—
Group's share of other comprehensive income	(2)	—
Dividends received from joint ventures	(7,534)	—
Movement shareholders loans to joint ventures	—	(26,443)
Repayment capital provided to joint ventures	(2,000)	—

Gross balance	51,703	33,936
Offset investment with shareholders loan	—	—
Balance at December 31, 2020	51,703	33,936

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 25 - Equity-accounted investees (Continued)

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Group's share of profit (loss) for the period	22,976	—
Group's share of other comprehensive income	951	—
Dividends received from joint ventures	(4,635)	—
Movement shareholders loans to joint ventures	—	(2,242)

Gross balance	70,995	31,694
Offset investment with shareholders loan	1,451	(1,451)
Balance at December 31, 2021	72,446	30,242

The increase in the balance of the shareholders' loan to joint ventures in 2019 is attributable to the shareholders loans to newly set-up joint ventures Bari Shipholding Ltd. and Bastia Shipholding Ltd.

The decrease in the balance of the shareholders' loan to joint ventures in 2020 is attributable to the repayment of the shareholders loans to TI Africa, Bari Shipholding Ltd. and Bastia Shipholding Ltd., the latter following the sale of the vessel in September 2020.

The increase in investments in equity accounted investees at December 31, 2021 is mainly due to a decrease in the depreciation and amortization cost for TI Asia and TI Africa and a decrease in income tax expenses for the two joint ventures compared to the period ended December 31, 2020.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 25 - Equity-accounted investees (Continued)
The following table contains summarized financial information for all of the Group's joint ventures:

	Asset
(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 24)	TI LLC (see Note 24)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2019
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%

Non-Current assets	530	—	137,426	128,722	944	—	21,833	21,628	311,083
of which vessel	—	—	135,195	128,722	—	—	21,833	21,628	307,377
Current Assets	—	800	10,809	10,001	418,505	267	1,573	5,577	447,531
of which cash and cash equivalents	—	800	1,701	917	3,246	—	—	250	6,913
Non-Current Liabilities	—	525	97,514	49,026	490	—	18,390	18,773	184,718
of which bank loans	—	—	45,567	43,927	—	—	—	—	89,495
Current Liabilities	10	1	26,370	27,318	415,301	51	705	4,328	474,085
of which bank loans	—	—	24,856	23,968	135,000	—	—	—	183,824
Net assets (100%)	520	274	24,351	62,379	3,658	216	4,310	4,104	99,811

Group's share of net assets	260	137	12,175	31,189	2,227	127	2,155	2,052	50,322

Shareholders loans to joint venture	—	—	23,215	—	—	—	18,390	18,773	60,379

Net Carrying amount of interest in joint venture	260	137	12,175	31,189	2,227	127	2,155	2,052	50,322

Remaining shareholders loan to joint venture	—	—	23,215	—	—	—	18,390	18,773	60,379

Revenue	—	8	49,434	49,487	1,307,523	—	938	1,970	1,409,360
Depreciations and amortization	—	—	(18,209)	(17,933)	(67)	—	(273)	(507)	(36,988)
Interest Expense	—	—	(4,633)	(4,482)	(3,292)	—	(155)	(202)	(12,764)
Income tax expense	—	—	(1,588)	(1,573)	(243)	—	—	—	(3,405)
Profit (loss) for the period (100%)	(3)	6	15,881	15,743	746	(24)	310	104	32,763
Other comprehensive income (100%)	—	—	(735)	(706)	—	—	—	—	(1,441)

Group's share of profit (loss) for the period	(1)	3	7,941	7,871	454	(14)	155	52	16,460

Group's share of other comprehensive income	—	—	(367)	(353)	—	—	—	—	(720)

Asset

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 25 - Equity-accounted investees (Continued)

(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 24)	TI LLC (see Note 24)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2020
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%

Non-Current assets	—	—	118,337	112,160	720	—	20,079	—	251,296
of which vessel	—	—	118,337	112,160	—	—	20,079	—	250,576
Current Assets	—		10,187	10,176	232,865	243	2,609	514	256,595
of which cash and cash equivalents	—	—	1,138	1,109	3,124	—	1,573	193	7,137
Non-Current Liabilities	—		65,355	30,652	276	—	17,271	—	113,554
of which bank loans	—	—	19,929	19,215	—	—	—	—	39,144
Current Liabilities	—		29,277	30,547	228,851	61	2,856	345	291,937
of which bank loans	—	—	25,886	24,961	37,500	—	—	—	88,347
Net assets (100%)	—	—	33,893	61,136	4,458	182	2,562	170	102,401

Group's share of net assets	—	—	16,946	30,568	2,715	107	1,281	85	51,703

Shareholders loans to joint venture	—	—	16,665	—	—	—	17,271	—	33,936

Net Carrying amount of interest in joint venture	—	—	16,946	30,568	2,715	107	1,281	85	51,703

Remaining shareholders loan to joint venture	—	—	16,665	—	—	—	17,271	—	33,936

Revenue	—	—	49,922	49,976	1,478,909	—	12,288	14,131	1,605,227
Depreciations and amortization	—	—	(16,858)	(16,562)	(56)	—	(4,257)	(2,871)	(40,604)
Interest expense	—	—	(3,358)	(3,233)	(1,651)	—	(1,834)	(1,251)	(11,327)
Income tax expense	—	—	(10,397)	(10,135)	(232)	—	—	—	(20,764)
Profit (loss) for the period (100%)	(1)	(1)	9,549	9,855	800	(34)	(1,748)	3,246	21,666
Other comprehensive income (100%)	—	—	(1)	(3)	—	—	—	—	(4)

Group's share of profit (loss) for the period	—	—	4,775	4,927	487	(20)	(874)	1,623	10,917

Group's share of other comprehensive income	—	—	—	(1)	—	—	—	—	(2)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 25 - Equity-accounted investees (Continued)

	Asset
(in thousands of USD)	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 24)	TI LLC (see Note 24)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2021
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	108,245	102,454	503	—	15,210	—	226,413
of which vessel	108,245	102,454	—	—	15,210	—	225,910
Current Assets	10,883	10,073	295,289	231	6,582	403	323,461
of which cash and cash equivalents	1,799	984	4,059	—	17	320	7,179
Non Current Liabilities	33,755	10,245	66	—	20,228	—	64,295
of which bank loans	—	—	—	—	—	—	—
Current Liabilities	25,153	24,305	290,626	68	4,466	112	344,731
of which bank loans	20,075	19,361	51,500	—	—	—	90,937
Net assets (100%)	60,221	77,977	5,100	163	(2,903)	290	140,848

Group's share of net assets	30,110	38,988	3,106	96	(1,451)	145	70,995

Shareholders loans to joint venture	11,465	—	—	—	20,228	—	31,694

Net Carrying amount of interest in joint venture	30,110	38,988	3,106	96	—	145	72,446

Remaining shareholders loan to joint venture	11,465	—	—	—	18,777	—	30,242

Revenue	50,105	50,160	649,665	—	11,872	—	761,801
Depreciations and amortization	(10,092)	(9,706)	(39)	—	(4,869)	—	(24,706)
Interest expense	(2,005)	(1,943)	(1,054)	—	(1,932)	(1)	(6,934)
Income tax expense	(2,646)	(2,626)	(141)	—	—	—	(5,413)
Profit (loss) for the period (100%)	25,357	25,180	642	(19)	(5,464)	121	45,816
Other comprehensive income (100%)	971	930	—	—	—	—	1,902

Group's share of profit (loss) for the period	12,678	12,590	391	(11)	(2,732)	60	22,976

Group's share of other comprehensive income	486	465	—	—	—	—	951

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 25 - Equity-accounted investees (Continued)
Loans and borrowings
On March 29, 2018, TI Asia Ltd. and TI Africa Ltd. entered into a $220.0 million senior secured credit facility. The facility consists of a term loan of $110.0 million and a revolving loan of $110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The Company provided a guarantee for the revolving credit facility tranche. The fair value of this guarantee is not significant given the long term contract both FSOs have with North Oil Company until mid 2032, which results in sufficient repayment capacity under these facilities. Transaction costs for a total amount of $2.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2021 the outstanding balance on this facility was $39.5 million in aggregate.
All bank loans in the joint ventures are secured by the underlying FSO and subject to specific covenants.
The following table summarizes the terms and debt repayment profile of the bank loans held by the joint ventures:

(in thousands of USD)				December 31, 2021			December 31, 2020
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
TI Asia Ltd revolving loan 54M*	USD	libor + 2.0%	2022	9,699	9,699	9,681	22,179	22,179	22,088
TI Asia Ltd loan 54M*	USD	libor + 2.0%	2022	9,699	9,699	9,681	22,179	22,179	22,088
TI Africa Ltd revolving loan 56M*	USD	libor + 2.0%	2022	10,058	10,058	10,038	23,001	23,001	22,908
TI Africa Ltd loan 56M*	USD	libor + 2.0%	2022	10,058	10,058	10,038	23,001	23,001	22,908
Total interest-bearing bank loans				39,513	39,513	39,437	90,360	90,360	89,991
* The mentioned secured bank loans are subject to loan covenants.
Loan covenant
As of December 31, 2021, all joint ventures were in compliance with the covenants, as applicable, of their respective loans.

Interest rate swaps
In 2018, TI Asia and TI Africa entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of $208.8 million (Euronav’s share amounts to 50%) in connection to the $220.0 million facility. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments are measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration of less than one year matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively (see Note 14).

Vessels
On November 19, 2019, the group entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Each 50%-50% joint venture company has acquired one Suezmax vessel. The joint ventures have acquired two Suezmax tankers (Bari & Bastia) for a total consideration of $40.6 million. The vessel

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021
Note 25 - Equity-accounted investees (Continued)
Bastia was sold on September 15, 2020 for a net sale price of $20.1 million. The Company recorded a capital gain of $0.8 million in the third quarter of 2020 upon delivery to its new owner on September 30, 2020.

There were no capital commitments as of December 31, 2021, December 31, 2020 and December 31, 2019.
Cash and cash equivalents

(in thousands of USD)	2021	2020

Cash and cash equivalents of the joint ventures	7,179	7,137
Group's share of cash and cash equivalents	4,036	3,912

Services

The Group entered into an agreement with its joint venture to manage commercially both vessels (Bari and Bastia) from the Group's chartering desk. Furthermore, the Group also entered into an agreement to render accounting, assistance and administrative services to these JVs. In 2021 the Group invoiced a total amount of $285,476 (2020: $667,500).

Furthermore, the joint venture entered into an agreement with the Group to invoice us management fees to do the supervision of the external shipmanagement. In 2021, the joint-venture Bari Shipholding Ltd. invoiced the Group $163,000 (2020: $453,600).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

Note 26 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates
1 XXX = x,xxxx USD	December 31, 2021	December 31, 2020	December 31, 2019	2021	2020	2019
EUR	1.1326	1.2271	1.1234	1.1894	1.1384	1.1213
GBP	1.3479	1.3649	1.3204	1.3778	1.2860	1.2755

Note 27 - Subsequent events
In January 2022, Euronav took delivery of two newbuilding Suezmaxes, Cedar (2022 – 157,310 dwt) and Cyprus (2022 – 157,310 dwt), which have been purchased in February 2021.

The VLCCs Nucleus, Neptun and Navarin have been redelivered in the first quarter of 2022. Under the leaseback agreement there was a seller's credit of $4.5 million per vessel (see Note 20). A capital gain of $13.5 million has been recognized in the consolidated statement of profit or loss in the first quarter of 2022.

On March 18, 2022, the Company announced that the Financial Supervisory Authority of Norway has approved the base prospectus with appendices prepared by Euronav Luxembourg S.A. (“Euronav Luxembourg”) in connection with the listing on the Oslo Stock Exchange of Euronav Luxembourg’s $200 million senior unsecured bonds, due September 2026. The $200 million senior unsecured bonds, issued by Euronav Luxembourg and guaranteed by the Company, are listed on the Oslo Stock Exchange as of March 22, 2022.

Recent developments in the Ukraine region and continuing conflicts in the Middle East have contributed to further economic instability in the global financial markets and international commerce. At the time of writing this report outcome was not clear and the Company acknowledges that any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry.

Beginning February 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflict in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions.

The invasion and subsequent war between Russia and Ukraine will impact our business in the following areas:

Freight rates – due to the self-sanctioning being performed by oil traders, refiners, and shippers of Russian petroleum products, the market has gone longer tonnage and shorter cargoes. This has put pressure on freight rates in the VLCC and Suezmax segments as there are now more ships than cargoes available in the market in the short term. The longer term prognosis is that ton miles may increase due to the adjustment of trade flows to compensate refineries and markets for the lack of Russian oil flows, as well as an increase in a sanction fleet tonnage to move the required Russian oil cargoes from the west to markets in the east. The Company has suspended its operations with Russian customers which represents an insignificant portion of the Company’s turnover (below 5%).

Bunker Fuel Cost – due to the risk within the market, and the self-sanctioning of Russian oil flows, the price of marine fuels has increased and will continue to be high for the foreseeable future. This is due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO, VLSFO and MGO markets. These price increases will negatively impact the cost structure of the vessels making it more expensive to ship freight on long haul voyages. The spread between HSFO and VLSFO was at a high level pre-invasion, but has begun to correct as the removal of Russian origin HSFO from the market has begun to tighten up supplies in Europe and in the Mediterranean.

The Company acknowledges that Cybersecurity risks have increased by taking appropriate mitigating actions.

Crew issues – as we do have officers and crew that are from Russia and Ukraine, the current conflict makes the ability to perform regular crew changes problematic, as travel may not be available, nor the ability to repatriate a crew member to his or her home. This could impact the smooth operations of vessels as new officers and crews are sourced which may not have

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2021

the familiarity of the vessel that they are joining. This could result in an extra crew cost on a yearly basis of approximately $500,000.

Going forward, it remains difficult to estimate the future impact of this war situation in the economies where we are active, and hence difficult to quantify the impact these factors might have on our financial results.

On April 7, 2022, the Company announced that Euronav (EURN) and Frontline (FRO) have signed a term sheet that has been unanimously approved by their Supervisory Board and Board of Directors, respectively, on a potential stock-for-stock combination between the two companies, based on an exchange ratio of 1.45 FRO shares for every EURN share resulting in Euronav and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined group. The combination remains subject to agreement on a transaction structure, confirmatory due diligence, agreement on the terms and conditions of the potential combination agreement, applicable board, shareholder, customer, lender and/or regulatory approvals, employee consultations and other customary completion conditions.