Form 20-F
period 2022-12-31
Euronav NV
filed 2023-04-12
CIK 1604481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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

Hugo De Stoop, Tel: +32-3-247-44-11, management@euronav.com, De Gerlachekaai 20, 2000 Antwerpen, Belgium
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

220,024,713 Ordinary Shares (of which 18,241,181 Treasury Shares), no par value

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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company..  See the definitions of "large accelerated filer","accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐

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

In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

•The strength of world economies, including the central bank policies intended to combat overall inflation and rising interest rates, and adverse fluctuations of foreign exchange rates;
•General market conditions, including the market for crude oil and for our vessels, significant fluctuations in charter rates, spot charter rates and vessel values (including residual values and steel prices);
•The state of the global financial markets which may adversely impact availability of additional financing and refinancing at rates and on terms acceptable to us, as well as our ability to obtain such, or to comply with the restrictive and other covenants in our financing arrangements, or to obtain hedging instruments at reasonable costs;
•Our ability to secure available and future grants and subsidies;
•Our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures, or failure to execute on our strategy to procure low sulfur fuel oil at reasonable prices and the associated commodity risk;
•Our ability to generate cash to meet our debt service and other obligations;
•Our levels of operating and maintenance costs, including fuel and bunker costs, drydocking and insurance costs;
•Potential liability from pending or future litigations;
•Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs of compliance with our ESG targets and objectives, and in particular failure to meet our targets under our decarbonization strategy and failure to find and execute on related partnerships;
•Our dependence on key personnel and the availability of skilled workers, including seafarers, and the related labor costs;
•The failure to protect our information systems against security breaches, or the failure or unavailability of these systems for a significant period of time, as a result of cyber-attacks which may disrupt our business operations, and our inability to secure cyber-insurance at reasonable costs;
•The length and severity of pandemics such as the coronavirus (COVID-19), and governmental response thereto, including its impacts across our business on demand for our vessels, our global operations, counterparty risk as well as its disruption to the global economy;
•General domestic and international geopolitical conditions, including trade tensions between China and the United States, trade wars and disagreements between oil producing countries, including illicit crude oil trades;
•The shift from oil towards other energy sources such as electricity, natural gas, liquefied natural gas, hydrogen or other fuels for which there would be no need for maritime transportation;
•Technology and product risk including those associated with energy transition, fleet/systems rejuvenation to alternative propulsion, and availability of green fuel at strategic locations;

•International sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including those taken in connection with the ongoing conflict between Russia and Ukraine, and the ability of governments to provide enforcement or protection measures thereof;
•Any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;
•The impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after June 30, 2023 on any of our debt that reference LIBOR;
•Potential disruption of shipping routes due to accidents, environmental factors (such as severe weather events at sea or at port locations), political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels;
•Vessel breakdowns and instances of off-hire;
•The supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus maritime transportation of crude oil;
•Reputational risks, including related to climate change and the nature of our business, and our inability to adapt our business model in the face of any rapid decline in oil consumption;
•Compliance with governmental, tax (including carbon related), environmental (including emissions reductions) and safety regulations and regimes and related costs;
•Potential liability from future litigations related to claims raised by public-interest organizations or activism with regard to failure to adapt to or mitigate climate impact;
•Increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
•Any non-compliance with existing environmental regulations such as but not limited to (i) the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduced the maximum amount of sulfur that vessels may emit into the air as from January 1, 2020; (ii) the International Convention for the Control and Management of Ships’ Ballast Water and Sediments or BWM which applies to us as of September 2019; (iii) the EC Fit-for-55 regulation and specifically with EU Emission Trading Schemes Maritime and FuelEU Maritime; (iv) the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of a European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;
•New environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•Our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other countries, including the United States;
•Treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•The failure of counterparties to fully perform their contracts with us, and in particular our ability to obtain indemnities from customers;
•Adequacy of insurance coverage;
•Changes in laws, treaties or regulations;
•The inability of our subsidiaries to declare or pay dividends; and
•The losses from derivative instruments.
These factors and the other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission or the SEC, are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements are made only as of the date of this annual report. These forward-looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Investing in our securities involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Risks to us include, but are not limited to, the risk factors described below. Any of the risk factors described below could affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our securities could lose all or part of their investment. You should carefully consider the following information in conjunction with "Risk Factors Summary" provided earlier in this report and the other information contained or incorporated by reference in this report. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

Risks Relating to our Business

The tanker industry is cyclical and volatile, which may lead to reductions and volatility in charter rates, vessel values, earnings and available cash flow.

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

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and, if necessary, projection of future cash flows related to the vessels is complex and requires us to make various estimates relating to, among other things, vessel values, future freight rates, earnings from the vessels, discount rates, residual values and economic life of vessels. Many of these items have historically experienced volatility and both charter rates and vessel values tend to be cyclical. Declines in charter rates, vessel values and other market deterioration could cause us to incur impairment charges.

In general, the factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain.

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
•Increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing or the development of new pipeline systems in markets we may serve or the conversion of existing non-oil pipelines to oil pipelines in those markets;
•Regional availability of refining capacity and inventories compared to geographies of oil production regions;
•National policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
•Global and regional economic and political conditions and developments, armed conflicts including the conflict between Russia and Ukraine, terrorist activities, trade wars, public health threats, tariffs embargoes, illicit trades of crude oil and strikes;
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

The factors that influence the supply of tanker capacity include:

•The demand for alternative energy resources;
•The number of newbuilding orders and deliveries, including slippage in deliveries, as may be impacted by the availability of financing for shipping activity;
•The degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;
•Oil product imbalances (affecting the level of trading activity) and developments in international trade;
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

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Furthermore, the conflict in Ukraine combined with inflationary pressures and/or supply chain disruptions across most major economies have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has impacted fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport and have correspondingly impacted charter rates for the transport of such goods. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could begin to weaken.

Declines in oil and natural gas prices or decreases in demand for oil and natural gas for an extended period of time, or market expectations of potential decreases in these prices and demand, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. Sustained periods of high oil prices on the other hand may be destructive for demand. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies or decrease in the demand for oil and natural gas could reduce our revenues and materially harm our business, results of operations and cash available for distribution (see also “Peak Oil” below).

A substantial portion of our revenue is derived from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2022, Valero Energy Corporation, or Valero, accounted for 8% of our total revenues in our tankers segment. In addition, our only FSO customer for both of our FSOs as of December 31, 2022, was North Oil Company, which accounted for 5% of our revenues as of such date. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise.

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

We are dependent on spot charterers and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends.

As of December 31, 2022, 15 of our vessels were employed directly in the spot market, 38 of our vessels were employed in the Tankers International (TI) Pool, in which we were a founding member in 2000, and ten of our vessels, including the two FSO vessels, were employed on long-term charters.
We will be exposed to prevailing charter rates in the crude tanker sectors when these vessels’ existing charters expire, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

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

We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the Company.

We continuously evaluate potential transactions, such as business combinations, as well as the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short term investments or other transactions, that we believe will be accretive to earnings, enhance shareholder value or are in the best interest of the Company. The diversion of management’s attention, any delays or difficulties encountered in connection with a potential transaction, the failure to realize any or all of the anticipated benefits of the transaction or the ability to close such transaction within the time periods anticipated may have material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.

Potential organizational changes may impact us, potentially resulting in loss of business and the loss of key employees or declines in employee productivity. Uncertainties associated with any senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Turnover in key leadership positions within the Company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the Company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations. Increased inflation, including rising prices for items, such as fuel, parts and components, freight, packaging, supplies, labor and energy increases the Company’s operating costs. The Company does not currently use financial derivatives to hedge against volatility in commodity prices. The Company uses market prices for materials, fuel, parts and components. The Company may be unable to pass these rising costs onto its customers. To mitigate this exposure, the Company attempts to include cost escalation clauses in its longer-term marine transportation contracts whereby certain costs, including fuel, can largely be passed through to its customers. Results of operations and margin performance can be negatively affected if the Company is unable to mitigate the impact of these cost increases through contractual means and is unable to increase prices to sufficiently offset the effect of these cost increases.

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (Task Force). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. These proposed sets of rules are not effective as of the date of this annual report.

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

Moreover, from time to time, in alignment with our sustainability priorities, we aim at establishing and publicly announce goals and commitments in respect of certain ESG items, such as shipping decarbonization. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established standardized approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

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

We had $1,795.6 million and $1,807.9 million of indebtedness as of December 31, 2022 and December 31, 2021 respectively, and expect to incur additional indebtedness as we further expand our fleet. Borrowing under our credit facilities are secured by our vessels and certain of our and our vessel-owning subsidiaries’ bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Borrowings under our credit facilities and other debt agreements requires us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates.

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

As of December 31, 2022, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

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

Since we primarily employ our vessels in the spot market, we expect that fuel will typically be the largest expense in our shipping operations for our vessels. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the ongoing conflict between Russia and Ukraine, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC), and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel may therefore become much more expensive in the future and we might not be able to fully recover this increased cost through our charter rates.

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

Due to the risk within the market, and the self-sanctioning of Russian oil flows, the price of marine fuels has increased and will continue to be high for the foreseeable future due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO, VLSFO and MGO markets. Bunker prices have increased significantly during 2021 and have continued

rising during 2022. Prices for very low sulfur fuel oil, or VLSFO, in Singapore started at around $415 per metric ton in January 2021 and reached $620 per metric ton by the end of December 2021, an increase of about 50%. The price of VLSFO has increased significantly as a result of the conflict in Ukraine and, indicatively, the price for VLSFO in Singapore reached approximately $1,100 per metric ton in July 2022, but has since decreased. As of February 9, 2023, the price of VLSFO in Singapore was approximately $656 per metric ton but uncertainty regarding its future direction remains. These price increases will negatively impact the cost structure of the vessels making it more expensive to ship freight on long haul voyages.

With the exception of 12 VLCC vessels and four Suezmax vessels, none of our vessels are equipped with scrubbers and as of January 1, 2020 we have transitioned to burning IMO compliant fuels. We continue to evaluate different options in complying with IMO and other rules and regulations and continue to work closely with suppliers and producers of both scrubbers and alternative mechanisms. We currently procure physical low sulfur fuel oil directly on the wholesale market with a view to secure availability of qualitative compliant fuel and to capture volatility in prices between high sulfur and low sulfur fuel oil. The procurement of large quantities of low sulfur fuel oil implies a commodity price risk because of fluctuations in price between the time of purchase and consumption. Whilst we may implement financial strategies with a view to limiting this risk, we cannot give assurance that such strategies will be successful in which case we could sustain significant losses which could have a material impact on our business, financial condition, results of operation and cash flow. The storage of and onward consumption on our vessels of the procured commodity may require us to blend, co-mingle or otherwise combine, handle or manipulate such commodities which implies certain operational risks that may result in loss of or damage to the procured commodities or the vessels and their machinery.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

Beyond our vessels, we experience threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

We rely on industry accepted security and control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows. Furthermore, as from May 25, 2018, data breaches on personal data as defined in the General Data Protection Regulation 2016/679 (EU), could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

Moreover, cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. It is difficult to assess the likelihood of such threat and any potential impact at this time.

Further, in March 2022, the SEC proposed amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The proposed amendments, if adopted, would require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures

In the highly competitive international market, we may not be able to compete effectively for charters.

Our vessels are employed in a highly competitive market that is capital intensive. Competition arises from other vessel owners, including major oil companies, national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies which may all have substantially greater resources than us. Competition for the transportation of crude oil and other petroleum products depends on price, location, size, age, condition and the acceptability of the vessel operator to the charterer. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and may be able to offer more competitive prices and fleets. We believe that because ownership of the world tanker fleet is highly fragmented, however, no single vessel owner is able to influence charter rates.

We are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter in the future, various contracts, including shipbuilding contracts or long-term contracts such as the FSO vessels operating offshore Qatar, credit facilities, insurance agreements, voyage and time charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks.

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

Notwithstanding these measures, the ability and willingness of each of our counterparties to perform its payment and other obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, the supply and demand for commodities, such as oil and other petroleum products, work stoppages or other labor disturbances, including as a result of the outbreak of COVID-19 and various expenses. Should a counterparty fail to honor its obligations under any such contract or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

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

Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in 2020, 2021 and 2022 as a result of the COVID-19 pandemic and the ongoing conflict between Russia and Ukraine. While the global economy had improved in recent years, the outbreak of COVID-19 dramatically disrupted the global economy. Economic growth is expected to slow, including due to supply-chain disruption, the recent surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the worlds in the near term. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our ordinary shares.

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

Further, in 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, to which we are a participant, the availability and cost of bank financing for such vessels may be adversely affected.

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

Cargo volumes remained below 2019 levels for most of 2022 as a result of restrictions on economic activity and a consequent reduction in both the demand for crude and the supply of export cargoes attributable to the Omicron variant of COVID-19 as well as the implementation of the G7 price cap on Russian crude oil exports. We cannot guarantee a recovery in freight rate and market activity as a result of the highly unpredictable nature of the COVID-19 pandemic. Please also see “The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.” We face risks attendant to changes in economic environments, changes in margins or interest rates, changes in sanctions regimes and trade restrictions imposed by governments especially as implemented in response to the invasion of Ukraine. We face risk in changing government regulations, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Continuing concerns over COVID-19, inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

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

If there is an economic slowdown in the Asia Pacific region, especially in China, it may have a negative effect on us. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP for the year ended December 31, 2022, however, is estimated to be around 3.0%, down from the growth rate of 8.1% for the year ended December 31, 2021. Following the emergence of the COVID-19, China experienced reduced industrial activity with temporary closures of factories and other facilities, labor shortages and restrictions on travel. As such, China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by an economic downturn in any of these countries.

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

In addition, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly despite that carbon emissions are currently a prominent part of China’s economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of oil, an overall increase in the use of nonrenewable energy as part of the energy consumption mix and through other means, any reduction in the demand for oil and oil products and our tanker vessels could have a material adverse effect on our business, cash flows and results of operations.

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

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. While market conditions have improved, continued adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows, and could cause the price of our ordinary shares to decline.

Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. Relatedly, certain banks have reduced or ceased lending for oil cargoes, which could have an adverse economic impact on our customers.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations.

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

A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas or hydrogen will potentially affect the demand for our tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from the late 2020s to 2040, depending on economics and how governments respond to global warming. OPEC maintains that demand for oil will plateau around 2040, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which appears to be accelerating as a result of the COVID pandemic, as well shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers have been built, since our vessels were constructed and tankers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new tankers carriers are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows financial condition and ability to pay dividends.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

As of December 31, 2022, we currently have eight vessels under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

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

Although no vessels owned or operated by us have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the European Union, or other applicable governmental authorities (Sanctioned Jurisdictions) in violation of sanctions or embargo laws during 2022, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, suspension of our license to operate or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.

U.S. sanctions exist under a strict liability regime. A party need not know it is violating sanctions and need not intend to violate sanctions to be liable. We could be subject to monetary fines, penalties, or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct, or the conduct of a charterer, is consistent with our sanctions-related policies, unintentional or inadvertent.

The laws and regulations of these different jurisdictions vary in their application, and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU both have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be or become affiliated with persons or entities that are now or may in the future be the subject of sanctions imposed by the U.S. Government, the European Union, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are a party or if we are found to be in violation of such applicable sanctions or embargoes, we could face monetary fines, we may suffer reputational harm and our results of operations may be adversely affected.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations including the maintenance of our vessels and the services provided to our vessels and crew while operating in these regions, and cargo we may carry. We may also encounter potential contractual disputes with charterers and insurers due to the various sanctions targeting Russian interests and Russian cargo.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Both the EU as well as the United States have implemented sanction programs, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on new investments in Russia, among other restrictions. Furthermore, the EU and the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in reputational damages, fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.

Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.

Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect both the Company’s ability to charter its vessels and the charter rates payable under any such charters. In addition, Euronav operates in a sector of the economy that is likely to be adversely impacted by the effect of political instability, terrorist or other attacks, war or international hostilities. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the ongoing conflicts between Russia and the Ukraine.

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

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by "arresting" or "attaching" a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows.

The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.

The COVID-19 pandemic and variants that have emerged have let to numerous actions taken by governments and governmental agencies in an attempt to mitigate its spread, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. These measures have and will likely continue to cause trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.

In 2022, a resurgence of COVID-19 cases led to China’s government to impose quarantine regulations in certain provinces of China under China’s zero-COVID policy. However, by the end of 2022, many of these measures, including China’s zero-COVID policy, were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tanker vessels may deteriorate and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tanker and other shipping sectors, including, among other things:

•Low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•Decreases in the market value of tanker vessels and limited second-hand market for the sale of vessels;
•Limited financing for vessels;
•Loan covenant defaults; and
•Declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. In addition, any case of COVID-19 amongst crew, could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs.

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

Failure of the continued spread of the COVID-19 virus to be controlled, including due to the emergence of variants such as Delta and Omicron, could significantly impact economic activity, and demand for oil and other petroleum products, which could further negatively affect our business, financial condition, results of operations and cashflows.

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

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of LIBOR as currently published by the ICE Benchmark Administration (IBA) with a target date immediately after June 30, 2023. As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on LIBOR, movements in interest rates could negatively affect our financial performance. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the IBA, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In order to manage our exposure to interest rate fluctuations under LIBOR, the Secured Overnight Financing Rate (SOFR) or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.

Dependence on third party service providers.

The Company currently outsources to third party service providers certain management services of its fleet, including certain aspects of technical, commercial and crew management. In particular, the Company has entered into ship management agreements that assign technical and crew management responsibilities to a third party technical manager for 11% of the Company’s fleet and the Company has transferred commercial management of part of its fleet to the Tankers International Pool or TI Pool.

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
•Recruit crew members with training, licenses and experience appropriate for the Company's vessels; and
•Mitigate the impact of labor shortages and/or disruptions relating to crews on the Company’s vessels.

The failure of third-party service providers to meet such commitments could lead to legal liability for or other damages to the Company. The third-party service providers the Company has selected may not provide a standard of service comparable to that which the Company would provide for such vessels if the Company directly provided such services. The Company relies on its third-party service providers to comply with applicable law, and a failure by such providers to comply with such laws may subject the Company to liability or damage its reputation even if the Company did not engage in the conduct itself. Furthermore, damage to any such third party’s reputation, relationships or business may reflect on the Company directly or indirectly and could have a material adverse effect on the Company’s reputation and business.

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

Attracting and retaining motivated, well-qualified seagoing personnel is a top priority. In addition to our shore-based personnel, we employ officers and crew members on our owned fleet. In crewing our vessels, we employ certain employees with specialized training who can perform physically demanding work. If our crew are unable to adequately perform, it may negatively impact our business, financial condition or results of operations. This could harm our reputation as a safe and reliable vessel owner and operator.

Risks Relating to Legal and Regulatory Matters

We are subject to complex laws and regulations, including environmental laws and regulations that can increase our liability and adversely affect our business, results of operations and financial condition.

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

Our operations are also subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. A failure to comply with applicable environmental laws and regulations, or to obtain or maintain necessary environmental permits or approvals, or a non-compliant release of oil could subject us to significant administrative and civil fines and penalties, and other civil or criminal sanctions, remediation costs for natural resource damages, third-party damages, material adverse publicity and, in certain instances, seizure or detention of our vessels.

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

Now there are a lot of non-mandatory sustainability (non-financial information) reporting standards. Companies are not obliged to structure their sustainability reporting framework based on these standards, such as the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI), however, increasing consistency and transparency increases awareness and visibility towards stakeholders and investors providing a benchmarking foundation. On January 5, 2023 the Corporate Sustainability Reporting Directive (CSRD) entered into force (2022/2464/EU). This new directive modernizes and strengthens the rules about the social and environmental information that companies have to report. A broader set of large companies, as well as listed SMEs, will now be required to report on sustainability. Companies subject to the CSRD will have to report risks and opportunities arising from social and environmental issues according to European Sustainability Reporting Standards (ESRS). The standards will be tailored to EU policies, while building on and contributing to international standardization initiatives. The CSRD also makes it mandatory for companies to have an audit of the sustainability information that they report. In addition, it provides for the digitalization of sustainability information. The first companies will have to apply the new rules for the first time in financial year 2024, for reports published in 2025. The diligence and granularity level of that new reporting framework is unprecedented. Therefore, we will need to dedicate additional resources for monitoring, managing and securing compliance with that new framework. That implies extra financial resources leveraged for addressing such new compliance requirement both channeled to internal or external expertise acquisition and external auditing services. Lack of compliance with such requirements may have adverse impacts on our Company image and financial penalties: potential public declaration describing infraction and identifying entity, cease-and-desist orders or administrative penalties.

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

The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, 20 countries have ratified or approved accession of the Hong Kong Convention, but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

On November 20, 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation, or ESSR, which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European List.

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List. As of December 31, 2022, all our EU-flagged vessels met this weight specification. The European List presently includes eight facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention or IOPP renewal survey, existing vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed (keel-laid) on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017. We currently have ten vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (VIDA), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (EPA) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial additional costs which may adversely affect our profitability.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, the European Commission and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of ‘green’ economic activities, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, IMO's Marine Environment Protection Committee (MEPC) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

The European Commission has proposed adding shipping to the EU Emission Trading Scheme (EU ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organisation responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organisation or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the outset. Big offshore vessels of 5,000 gross tonnage and above will be included in the Monitoring, Reporting and Verification (MRV) of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

The EU ETS will be applied for maritime shipping as of 2024 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The geographical scope covers emissions generated at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

While an EU ETS could accelerate building more efficient ships, any regional system comes with significant administrative burden and a risk of market distortion. To drive the market towards more energy efficient ships, it is crucial that the EU polluter pays principle is applied. In terms of shipping chartering agreements, the 'polluter' might be considered as the body responsible for the decision of speed. The level of speed is dictating the fuel consumption during voyage and impact of greenhouse gas (GHG) emissions. Therefore, we believe that compliance accountability should lie to the entities that decide on the operational speed of the vessel.

Territorial taxonomy regulations in geographies where we are operating and are regulatory liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. The EU taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. The requirement to deliver sustainability indicators under Article 8 of the Taxonomy Regulation is applicable as of 01/01/2022, to companies subject to the obligation to publish non-financial statements in accordance with Article 19a or Article 29a of the Accounting Directive 2013/34/EU. The Non-financial Reporting Directive (Directive 2014/95/EU, NFRD) is an amendment to the Accounting Directive (Directive 2013/34/EU). Under the NFRD, large listed companies, banks and insurance companies ('public interest entities') with more than 500 employees are required to publish reports on the policies they implement in relation to social responsibility and other sustainability related information (Act 14, Art. 1 and Art. 29a). Article 8 of the Taxonomy Regulation requires companies falling within the scope of the existing NFRD, and additional companies brought under the scope of the proposed Corporate Sustainability Reporting Directive, to report certain indicators on the extent to which their activities are sustainable as defined by the EU Taxonomy.

Taxonomy and NFRD application apply to companies with an average number of employees during the specific financial year exceeding 500 and a balance sheet total exceeding €20 million or net turnover exceeding €40 million on balance sheet date. Euronav employs approximately 3000 people, on shore and on board, whilst the majority of them are seafarers. Seafarers are not classified as FTEs as they are associated with external agents. Euronav had 440 FTEs on our payroll registered. Given that condition the Company does not qualify for mandatory reporting of EU Taxonomy eligibility and alignment. This is going to be waived once Euronav is subject to CSRD and European Sustainability Reporting Standards (ESRS) where the Company will be required to report its Taxonomy eligibility and alignment as part of CSRD reporting requirements. The outcome of such provision might result in either an increase in the cost of capital and/or gradually reduced access to financing.

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

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational Carbon Intensity Indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

MPEC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

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

In March 2022, the SEC announced proposed rules with respect to climate-related disclosures, including with respect to greenhouse gas emissions and certain climate-related financial statement metrics, which would apply to foreign private issuers listed on US national securities exchanges, such as us. Compliance with such reporting requirements or any similar requirements may impose substantial obligations and costs on us. If we are unable to accurately measure and disclose required climate-related data in a timely manner, we could be subject to penalties in certain jurisdictions.

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

Shortly after its incorporation in 2003, Euronav applied for treatment under the Belgian tonnage tax regime. It was declared eligible for this regime by the Federal Finance Department on October 23, 2003 for a ten-year period. In line with the tonnage tax regulations, which are part of the normal corporate tax regime in Belgium, profits from the operation of seagoing vessels are determined on a lump sum basis based on the net registered tonnage of the particular vessels. After this first ten-year period had elapsed, the tonnage tax regime has been automatically renewed for another ten-year period. This tonnage tax replaces all factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in Belgium.

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

Risks Relating to Investment in our Ordinary Shares

The price of our ordinary shares has fluctuated in the past, has been volatile and may be volatile in the future, and as a result, investors in our ordinary shares could incur substantial losses.

Our share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.

The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic, regulatory and ESG trends, general market conditions, rumors and fabricated news, COVID-19 impacts and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume variability due to various factors, including the prospect of increased interest rates, notable market fluctuations in the first calendar quarter of 2022 to date. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. The price of our ordinary shares has ranged from a price of between $9.04 and $19.96 between January 1, 2022 and December 31, 2022. Our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our ordinary shares. The market price for our ordinary shares may be influenced by many factors, including the following:

•Investor reaction to the execution of our business strategy, including mergers and acquisitions;
•Shareholder activism;
•Our continued compliance with the listing standards of NYSE and/or Euronext Brussels;
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
•Trading volume of our ordinary shares;
•Shorting activity in relation to our share;
•Sales of our ordinary shares by us or our stockholders;
•General economic, industry and market conditions; and
•Other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of our ordinary shares, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our ordinary shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our ordinary shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due short sellers of our ordinary shares, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the Company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

From time to time our Supervisory Board may authorize a share buyback within the Belgian legal framework. There is no guarantee that we will repurchase shares at a level anticipated by stockholders or at all, which could reduce returns to our stockholders. Once authorized, decisions to repurchase our ordinary shares will be at the discretion of our Management Board, based upon a review of relevant considerations.

In accordance with the authorization granted by a general meeting of shareholders held on June 23, 2021, we have the option but not the obligation until July 2026 of buying our own shares back should we believe there is a substantial value disconnect between the share price and the real value of the Company. During 2023 and as of the date of this annual report, we did not buy back shares.

On December 31, 2022, we owned 18,241,181 of our own shares (8.3% of the total outstanding shares). We may continue to buy back our shares opportunistically under the conditions laid down by law and subject to a valid authorization. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

The Supervisory Board’s determination to repurchase our ordinary shares will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Supervisory Board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to repurchase shares at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders. The Supervisory Board may suspend or discontinue this authorization at any time.

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

As of December 31, 2022, our issued (and fully paid up) share capital was $239,147,505.82 which was represented by 220,024,713 shares. As of December 31, 2022, we had:

•201,783,532 ordinary shares outstanding, and
•18,241,181 treasury shares.

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
On June 7, 2022, Euronav became the full owner of the FSO platform as previously held in its 50-50 joint venture with International Seaways, Inc. (“INSW”).
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

B.          Business Overview

We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of April 1, 2023, we owned or operated a modern fleet of 65 vessels with an aggregate carrying capacity of approximately 16.9 million deadweight tons, or dwt, consisting of 41 very large crude carriers (VLCCs), one V-plus, 21 Suezmax vessels, and two floating, storage and offloading vessels (FSOs). The average age of our fleet as of April 1, 2023, was approximately 7.5 years for our VLCC fleet and 11.0 years for our Suezmax fleet, as compared to an industry average age as of April 1, 2023 of approximately 10.5 years for the VLCC fleet and 11.4 years for the Suezmax fleet.

We currently charter our vessels on time charters, non-exclusively, to leading international energy companies, such as North Oil Company (whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited) and Valero or their respective subsidiaries, although there is no guarantee that these companies will continue their relationships with us.
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

As of April 1, 2023, 16 of our vessels were employed directly in the spot market, 40 of our vessels were employed in the TI Pool and six of our vessels were employed on long-term charters. Our two FSOs, FSO Asia and FSO Africa, were employed on long-term service contracts and our V-Plus vessel, Oceania, was used for storage.
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
In 2022 we saw tankers markets strongly recover from the challenging markets that we have experienced since the outbreak of COVID-19. Oil demand has returned to pre-COVID levels in most parts of the world and freight markets have benefited from increasing demand to ship crude oil.

Our Fleet
Set forth below is certain information regarding our fleet as of April 1, 2023.

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels
Daishan	VLCC	306,506	2007	Daewoo	Perenco	Time Charter	Nov-25
Dalma	VLCC	306,506	2007	Daewoo		TI Pool
Nautica	VLCC	299,999	2008	Dalian		TI Pool
Hakata	VLCC	302,550	2010	Universal		TI Pool
Hakone	VLCC	302,624	2010	Universal		TI Pool
Hirado	VLCC	299,991	2011	Universal		TI Pool
Alsace	VLCC	299,999	2012	Samsung		TI Pool
Ilma	VLCC	299,999	2012	Hyundai		TI Pool
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool
Iris	VLCC	299,999	2012	Hyundai		TI Pool
Hojo	VLCC	302,965	2013	JMU		TI Pool
Antigone	VLCC	299,421	2015	Hyundai		TI Pool
Dia	VLCC	299,995	2015	Daewoo		TI Pool
Dominica	VLCC	299,990	2015	Daewoo		TI Pool
Aegean	VLCC	299,011	2016	Hyundai		TI Pool
Alboran	VLCC	298,991	2016	Hyundai		TI Pool
Alex	VLCC	299,446	2016	Hyundai		TI Pool
Alice	VLCC	299,320	2016	Hyundai		TI Pool
Andaman	VLCC	299,392	2016	Hyundai		TI Pool
Anne	VLCC	299,533	2016	Hyundai		TI Pool
Arafura	VLCC	298,991	2016	Hyundai		TI Pool
Aral	VLCC	299,011	2016	Hyundai		TI Pool
Desirade	VLCC	299,989	2016	Daewoo		TI Pool
Donoussa	VLCC	299,999	2016	Daewoo		TI Pool
Drenec	VLCC	299,985	2016	Daewoo		TI Pool
Amundsen	VLCC	298,991	2017	Hyundai		TI Pool
Aquitaine	VLCC	298,767	2017	Hyundai		TI Pool
Ardeche	VLCC	298,642	2017	Hyundai		TI Pool
Hatteras	VLCC	297,637	2017	Hanjin		TI Pool
Heron	VLCC	297,363	2017	Hanjin		TI Pool
Derius	VLCC	299,995	2019	Okpo		TI Pool
Dalis	VLCC	299,995	2020	Okpo		TI Pool
Delos	VLCC	299,986	2021	Daewoo		TI Pool
Dickens	VLCC	299,982	2021	Daewoo		TI Pool
Diodorus	VLCC	299,987	2021	Daewoo		TI Pool
Doris	VLCC	299,999	2021	Daewoo		TI Pool
Camus	VLCC	299,999	2023	Hyundai		TI Pool
Cassius	VLCC	299,999	2023	Hyundai		TI Pool
VLCC | Total DWT | #		11,419,554		38

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels
Oceania	ULCC	441,584	2003	Daewoo		Storage
ULCC | Total DWT | #		441,584		1

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels
Statia	Suezmax	150,296	2006	Universal		Spot
Cap Lara	Suezmax	158,826	2007	Samsung	Valero	Time Charter (3)	Mar-23
Cap Victor	Suezmax	158,853	2007	Samsung		Spot
Selena	Suezmax	150,296	2007	Universal		Spot
Sienna	Suezmax	149,847	2007	Universal		Spot
Cap Felix	Suezmax	158,764	2008	Samsung		Spot
Cap Theodora	Suezmax	158,818	2008	Samsung		Spot
Sapphira	Suezmax	149,876	2008	Universal		Spot
Fraternity	Suezmax	157,713	2009	Samsung		Spot
Sofia	Suezmax	164,715	2010	Hyundai		Spot
Stella	Suezmax	164,925	2011	Hyundai		Spot
Captain Michael	Suezmax	157,648	2012	Samsung		Spot
Maria	Suezmax	157,522	2012	Hyundai		Spot
Cap Corpus Christi	Suezmax	156,004	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Pembroke	Suezmax	156,002	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cap Port Arthur	Suezmax	156,049	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Quebec	Suezmax	156,013	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cedar	Suezmax	158,289	2022	Daehan		Spot
Cypress	Suezmax	157,290	2022	Daehan		Spot
SUEZMAX | Total DWT | #		2,977,746		19

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Chartered-In Vessels
Nectar	VLCC	299,999	2008	Dalian		TI Pool	Jun-24
Noble	VLCC	299,999	2008	Dalian		TI Pool	Jun-24
Newton	VLCC	307,251	2009	Dalian		TI Pool	Jul-25
Marlin Sardinia	Suezmax	158,000	2019	NTS		Spot	Oct-23
Marlin Somerset	Suezmax	158,000	2019	NTS		Spot	Nov-23
Chartered-In | Total DWT | #		1,223,249		5

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
FSO Vessels
FSO Africa	FSO	440,165	2002	Daewoo	NOC	Service Contract	Sep-32
FSO Asia	FSO	441,893	2002	Daewoo	NOC	Service Contract	Jul-32
FSO | Total DWT | #		882,058		2

(1)As used in this report, "Samsung" refers to Samsung Heavy Industries Co., Ltd, "Hyundai" refers to Hyundai Heavy Industries Co., Ltd., "Universal" refers to Universal Shipbuilding Corporation, "Hitachi" refers to Hitachi Zosen Corporation, "Daewoo" refers to Daewoo Shipbuilding and Marine Engineering S.A., "JMU" refers to Japan Marine United Corp., Ariake Shipyard, Japan, "Dalian" refers to Dalian Shipbuilding Industry Co. Ltd., "STX" refers to STX Offshore and Shipbuilding Co. Ltd., and "Hanjin" refers to Hanjin Heavy Industry Co. Ltd., "NTS" refers to New Times Shipbuilding Co., Ltd., "Okpo" refers to Daewoo Shipbuilding & Marine Engineering (DSME) shipyard.
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

For the year 2023, our fleet is currently expected to have approximately 23,710 available days for hire, of which as of April 1, 2023, 89.8% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 5.9% are expected to be available to be employed on fixed time charters with a profit sharing element and 4.3% are expected to be available to be employed on fixed time charters without a profit sharing element.

Spot Market

A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of April 1, 2023, we employed 16 of our vessels directly in the spot market.

Tankers International Pool

Euronav principally employs and commercially manages its VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels, or Pool Participants, to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. As of April 1, 2023, the TI Pool was comprised of 58 vessels, including 40 of Euronav’s VLCCs.
By pooling its VLCCs with those of other shipowners, Euronav is able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for its vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. In 2022, TI Pool membership costs were approximately $540.42 per vessel per day (with each vessel receiving its proportional share of pool membership expenses, excluding pool credit line costs).
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

Time Charters

Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help Euronav mitigate, in part, its exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, Euronav may when the cycle matures or otherwise opportunistically employ more of its vessels under time charter contracts as the available rates for time charters improve. Euronav may also enter into time-charter contracts with profit-sharing arrangements, which it believes will enable Euronav to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of April 1, 2023, Euronav employed six of its vessels on fixed-rate time charters.

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
Euronav’s VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, excluding voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2022, Euronav paid an aggregate of $7.5 million for the commercial management of Euronav’s vessels operating in the TI Pool.
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

We currently operate all of our vessels in the spot market, either directly or through the TI Pool, or on time charter or on service agreements for the FSOs. For our vessels that operate in the TI Pool, Tankers UK Agencies Ltd. (TUKA), the pool manager, is responsible for their commercial management, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels.

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

In broad terms, the volume of seaborne oil trade is primarily dependent on global and regional economic growth, and to a lesser extent other factors such as changes in regional oil prices. Overall, there is a close relationship between changes in the level of economic activity and changes in the volume of oil moved by sea. With continued strong GDP growth in Asia, seaborne oil trade to emerging Asian markets has been growing significantly. Chinese oil consumption grew at a compound average growth rate (CAGR) of 4.4% from 9.8 million barrels per day (mbpd) in 2012 to 15.0 mbpd in 2022. Asian (excluding China) oil consumption increased at a CAGR of 2.0% during the same period. China's weak economy due to its zero-COVID policy impacted the country’s oil demand and squeezed the refinery throughput by more than 6% in 2022.

The outbreak of COVID-19 severely affected demand of crude oil and refined petroleum products as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products and chemicals fell 9.1% to 3,105 million tons in 2020. Crude oil trade declined 9.4% and oil products trade declined 10.1% during the same period. However, world seaborne tanker trade grew slightly to 3,120 million tons in 2021 mainly due to a sharp recovery in global oil demand. Global oil demand increased 5.6 mbpd in 2021 fueled by robust economic growth, rising vaccination rates and higher mobility levels. Although oil demand and refinery runs have recovered significantly from the lows of April 2020, they have not fully translated into a significant increase in seaborne tanker trade in 2021 as high oil prices due to the OPEC+ production curbs led to a surge in inventory drawdown. Global economic recovery coupled with the energy crisis, which started in October 2021, provided the much-needed further boost to oil demand in 2022. Global oil demand grew by 2.3 mbpd in 2022.

The geopolitical crisis in 2022, including the conflict between Russia and Ukraine that began in February 2022, has led to change in trade patterns for both crude oil and products trade with trades shifting from Russia-Europe to Asia-Europe and Middle East-Europe. This has led to increased crude tanker trade and tonne-mile demand. The tanker market has also benefited from recovery in demand as economies started emerging from the impact of COVID-19. Overall, crude oil seaborne tanker trade volumes grew 4% in 2022. The recent G7 price cap on crude oil, which became effective on December 5, 2022, and on refined oil products, which became effective on February 5, 2023, should further increase the trade pattern.

World GDP and crude oil seaborne trade – 2002 to 2022*
(Percent change year on year)

* Provisional estimates for GDP/Trade; Source: IMF, Trade Data Monitor, Drewry

Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is also translating into growing seaborne oil trade distances. For example, a VLCC’s voyage from West Africa to the US Gulf takes 40 days, but a round trip from West Africa to China (a trade which is expanding) takes 65 days, and a round trip from the US Gulf to Far East (a key trade route with growing US crude exports) takes nearly 100 days. The increase in oil trade distances, coupled with increases in world oil demand, has had a positive impact on tanker demand in ton miles (crude and products), which has increased from 11.3 to 13.1 trillion ton miles in the period 2012 to 2022.

Supply in the tanker sector, as measured by its deadweight (dwt) cargo carrying capacity, is primarily influenced by the rate of deliveries of newbuilds from the shipyards in line with their orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion. After a period of rapid expansion, supply growth in the tanker sector moderated in 2013-14 and the overall tanker fleet expanded just 0.6% in 2014, and a relatively modest 2.7% in 2015. However, in 2016, the crude oil tanker fleet expanded 5.8% due to a high level of newbuilding deliveries during the year and lower levels of scrapping. A further round of newbuilding deliveries took place in 2017 and the world tanker fleet increased another 4.8% despite a rise in scrapping in the second half of the year. Record high demolitions kept a check on fleet growth, and global crude tanker fleet expanded by a marginal 0.3% in 2018 despite the delivery of 101 newbuilds with aggregate capacity of 20.3 million deadweight (mdwt). Global world tanker fleet rose 7.1% year on year to 412.3 mdwt in 2019 primarily due to 39.1% year on year increase in deliveries to 28.3 mdwt. Demolitions declined sharply to two mdwt in 2019 compared with 17.4 mdwt in 2018. Global tanker fleet growth has slowed since 2020 and it increased 1.3% in 2020, 1.6% in 2021 and 3.9% in 2022 to 442.2 mdwt.

In terms of ordering activity, new tanker orders from 2010 to 2014 were limited due to the lack of available bank financing and a challenged rate environment, which contributed to the total crude tanker orderbook declining to 13.9% of the existing global tanker fleet capacity as of December 2014, compared with nearly 50% of the existing fleet at its peak in 2008. However, new ordering picked up in the VLCC and Suezmax sectors in late 2014 and 2015 because of the continued strength in the tanker freight market and the exemption from compliance to Tier III NOx emission norms for vessels ordered before January 1, 2016. Ordering activity fell substantially in 2016 and only 39 crude tankers were ordered, compared with 244 in 2015. However, ordering activity picked up again in 2017 with 93 new contracts placed for crude tankers during the year. Weak newbuilding prices were one of the main factors stimulating new ordering. Ordering activity took a backseat in a depressed tanker market, and a total of 73 crude tankers were ordered in 2018. The crude tanker orderbook has thinned down significantly from 2019 as deliveries have outpaced new ordering. The orderbook as a percentage of the fleet has slipped from 12.3% at the start of 2019 to 2.7% at the end of January 2023.

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
1.A surge in newbuilding deliveries that outpaced the growth in tanker demand in 2016 as well as 2017,
2.Oil production cuts announced by OPEC and higher compliance by the member countries, and
3.Reduced stockpiling activity by major Asian economies.

Freight rates across vessel class averaged well below breakeven rates for the first nine months of 2018. Suppressed vessel earnings prompted demolitions and 103 crude tankers with aggregate capacity of 17.4 mdwt were sold to scrapyards in 2018. Sluggish fleet growth, due to record high demolitions and steady increase in the demand for tankers—improved supply-demand dynamics in the last quarter of 2018 to an extent. Vessel earnings surged substantially in the last four months of 2018. Second-hand asset prices moved up in the fourth quarter of 2018, as a result of higher charter rates.

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

Crude tanker freight rates saw a sudden spike in the first half of 2020 due to a surge in demand of VLCCs for floating storage. The global oil demand plunged substantially due to lockdown measure adopted by several major economies. However, the rates have normalized since then as OPEC+ and several other key producers curtailed their production to rebalance the oil market. Freight rates declined in 2021 due to inventory drawdown and more vessels joining the supply from floating storage. Freight rates increased in 2022 due to change in trade pattern with increase in long-haul trade. As of January 2023, one-year time charter rate for a five-year-old VLCC was $46,000 per day. An increase in newbuild prices in 2021 despite weak vessel earnings was fueled by the increased bargaining power of shipyards as they received increased ordering from other shipping sectors. Newbuild prices continued to increase in 2022 due to high-capacity utilization of tier-I years and increased steel prices. Second-hand prices increased in 2022 due to higher replacement costs.
World oil demand and production

In 2019, oil accounted for around one-third of global energy consumption. With the exception of 2008, 2009 and 2020, world oil consumption has increased steadily over the past two decades, as a result of increasing global economic activity and industrial production. In recent years, the growth in oil demand has been largely driven by developing countries in Asia and growing Chinese consumption, but some developed economies also recorded increases in demand between 2014 and 2018. In 2019, world oil demand increased to 100.3 mbpd, which represents a 1.0% increase from 2018 and 17.3% higher than the recent low recorded in 2009 following the global financial crisis of 2008-09. Global oil demand was hampered in 2020 due to COVID-19-related demand slump. However, the easing of mobility restrictions and resumption of economic activities coupled with the launch of several COVID vaccines, have supported the global oil demand in 2021. The global oil demand increased from 90.9 mbpd in 2020 to 96.5 mbpd in 2021. High commodity prices and sanctions on Russia, following its invasion of Ukraine, weighed on oil demand causing leading to lower global economic growth in 2022.

World oil consumption: 2012 to 2022
(Million barrels per day)

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

Global trends in oil production have generally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play an integral role in determining production levels and tie in with the seasonal peaks in demand. Changes in world crude oil production by region from 2012 to 2022 are shown in the table below.

World oil production: 2012 to 2022
(Million barrels per day)

*Provisional estimates, #Former Soviet Union; Source: IEA

At the beginning of 2021, proven global oil reserves totaled 1,732 billion barrels – about 53 times the current rates of annual production (based on 2021 crude production). These reserves tend to be located in regions far from the major consuming countries separated by large expanses of water, and this geographical barrier creates the demand for crude tanker shipping. However, the development of light tight oil (LTO) or shale oil reserves in the US had a negative impact on the volume of US crude oil imports as well as the demand for crude tankers from 2004 to 2014. However, rising US crude exports on long-haul routes to China and India is good news for shipowners as every additional barrel exported from the country will open avenues for equal imports as the US is a net importer of crude oil.

New technologies, such as horizontal drilling and hydraulic fracturing, triggered a shale oil revolution in the US, and in 2013, for the first time in the previous two decades, the US produced more oil than it imported. In view of the rising surplus in oil production, the US Congress lifted a 40-year-old ban on crude oil exports in 2015 that was put in place after the Arab oil embargo in 1973. Thereby, this allowed US oil producers access to international markets.

The first shipments of the US crude were sent to Europe immediately after the lifting of the ban, and since then, other destinations have followed. The US exported 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for the US crude producers as the country exported crude to every major importer, including China, India, South Korea and several European countries. In October 2017, US crude exports surpassed two mbpd, and on average, the country’s crude exports more than doubled in 2017 to 1.2 mbpd. The US crude exports jumped further to 2.1 mbpd in 2018 and 3.0 mbpd in 2019 on the back of rising domestic crude oil production and nearly flat domestic demand. US crude oil exports increased slightly to 3.2 mbpd in 2020 as the outbreak of COVID-19 and steep decline in crude oil prices in 2020 adversely affected oil production, thereby reducing exports momentum. US crude exports continued to decline in 2021 due to lower crude oil production. US crude oil exports increased by about 21% in 2022 due to higher demand of US crude oil following sanctions on Russia’s exports of crude oil and the US’s massive release of oil from emergency reserves. US crude oil export is still well below the exports of major exporters such as Saudi Arabia, Russia and other Middle Eastern exporters. Nevertheless, the US Gulf to Asia could be a key trading route for VLCC with growing US exports.

US crude oil production and US crude oil exports: 2012-2022

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

Overall, the volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2022 is provisionally estimated at 1.9 billion tons or 65.5% of all seaborne oil trade (crude oil and refined petroleum products). The chart below illustrates changes in global seaborne movements of crude oil between 1983 and 2022.

Seaborne crude oil trade development: 1980 to 2022
(Million tons)
Source: Trade Data Monitor, Drewry

World seaborne oil trade is the result of geographical imbalances between areas of oil consumption and production. Historically, certain developed economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East and Africa, oil consumption during 2012 to 2022 grew at annual rates of 1.7%, and at an annual growth rate of 4.4% in the case of China. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances as more oil is being transported on long-haul routes.

Regional oil consumption growth rates: 2012 to 2022
(CAGR – Percent)

Source: IEA, Drewry

Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, the rising demand for oil will have to be satisfied by increased imports.

Oil consumption per capita: 2022
(Tons per capita)
Source: IEA, Drewry

In the case of China and India, seaborne crude oil imports have risen significantly in the last decade in order to meet an increasing demand for energy. During 2012 to 2022, Chinese crude oil imports increased from 271 to 50.8.4 million tons and Indian imports increased from 187.3 to 227.5 million tons. Conversely, Japanese imports declined from 179.7 to 131.1 million tons over the same period. In the US, crude oil imports declined between 2007 and 2015, but in 2016, the trend was reversed and average US crude imports increased 0.5 mbpd due to declining shale output. In 2017, US imports inched up by another 0.4% to reach 7.9 mbpd on the back of rising crude oil consumption. In 2018, the US crude oil imports declined 2.5% year on year to 7.8 mbpd, whereas the country’s crude oil imports declined 12.6% year on year to 6.8 mbpd in 2019. US crude oil imports declined 13.6% year on year to 5.9 mbpd in 2020. US crude oil imports have declined in the last three years due to the country’s rising crude oil production. In 2020, crude oil imports for almost all countries have been adversely impacted by the pandemic. In 2021 and 2022, US crude imports increased 4% and 3.1%, respectively.
Asian countries – Crude oil imports: 2012 to 2022
(Million tons)

* Provisional estimates; Source: JODI, Drewry

A vital factor, which is affecting both the volume and pattern of world oil trades, is the shift in global refinery capacity from the developed to the developing world, which is increasing the distances from oil production sources to refineries. The distribution of refinery throughput by region from 2012 to 2022 is shown in the following table.

Oil refinery throughput by region: 2012 to 2022
(‘000 barrels per day)

*    Provisional estimates; Source: BP, IEA, Drewry

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

Oil refinery throughput by region: Growth rates 2012 to 2022
(CAGR – Percent)

5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
China
India
Middle East
Europe
North America
Latin America
Africa

Source: BP, IEA, Drewry

As a result of changes in trade patterns, as well as shifts in refinery locations, average voyage distances in the crude sector have increased. From 2012 to 2022, ton-mile demand in the crude tanker sector grew from 8.8 to 9.7 trillion ton miles. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Crude oil tanker demand: 2012 to 2022
*    Provisional estimates; Source: Drewry

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

The use of large tankers for offshore storage rebounded somewhat in 2016 due to logistical considerations, marketing issues and inventory drawdown. Similar patterns were seen when floating storage peaked in June 2017, when more than 200 million barrels were reported to be stored in crude tankers. Floating storage declined gradually in the second half of 17. Production cuts pursued by OPEC, Russia and its allies encouraged inventory drawdown and floating storage dropped further in 2018. In 2019, demand for floating storage increased as owners stored low sulfur fuel oil (LSFO) and high sulfur fuel oil (HSFO) to avoid uncertainty of availability of these fuels and hedge them from price increase. Demand for VLCC for oil storage increased as well with 28 VLCCs being used in the Middle East Gulf to store oil.

In early 2020, the oil supply shock as a result of the price war between Russia and Saudi Arabia coupled with demand destruction due to the outbreak of COVID-19 led to a sharp decline in crude oil prices and a contango in oil futures. The demand for VLCCs for floating storage surged with arbitrage opportunities in the oil market and operational limitations of several oil producers. As of January 2023, nearly 59 VLCCs were employed in floating storage, which account for approximately 6.6% of the fleet. This figure was lower than the 105 VLCCs deployed for floating storage at the peak of the contango opportunities in oil market in April 2020, indicating a declining trend in on-the-water storage of crude oil.

G7 price cap on Russian crude and refined oil products and impact on crude trade

EU sanctions and the G7 price cap on crude oil, which became effective December 5, 2022 and on refined oil products, which became effective on February 5, 2023, has caused Russia to divert most of its crude away from Europe and towards China and India. On the contrary, European buyers have replaced Russian crude oil with imports from the US, Latin America and the Middle East, which should further aid the change in trade pattern. There is little clarity about the effectiveness of the "yet to be decided" price cap as Russia threatens to stop supplying crude oil at capped prices but is expected to be reviewed on a quarterly basis. The cap levels were introduced at $60 per barrel for crude, and $100 per barrel for diesel and other related products. However, any possible disruption to Russian crude oil exports might hamper the prospects of the crude tanker market. On the other hand, the demand for Russia’s refined products is likely to decline due to the recent G7 price cap, which might force the country to lower refinery runs. If Russia does not curb its crude oil production in line with the lower refinery runs, its crude oil surplus will widen, thus boosting the long-haul exports.

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

There are also a relatively small number of ships below 80,000 dwt which operate in crude oil trades. However, many operate in cabotage type trades, and therefore, do not form part of the open market. For this reason, the following analysis of supply concentrates on the VLCC, Suezmax and Aframax vessels. As of January 31, 2023, the crude tanker fleet consisted of 2,137 vessels with a combined capacity of 439.5 mdwt.

Crude oil tanker fleet – January 31, 2023
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

VLCC/Suezmax fleet development
After growing at a record 6.5% year on year in 2019, crude tanker fleet growth moderated to 3.1% year on year in 2020 to 417.6 mdwt and 1.6% in 2021 to 425.5 mdwt. Deliveries declined by 46.1% year on year as orderbook was small. Demolition also declined 18.8% year on year in 2020 as sharp decline in bunker prices made life easy for old vessels. Global tanker fleet expanded 1.4% (based on capacity) in 2021 mainly due to high demolitions. Weaker market conditions favored demolitions with the opening of scrapyards and higher scrap prices. The year 2021 witnessed the highest number of crude tankers being scrapped during the last three years, but the fleet expanded as deliveries exceeded demolitions. An unprecedented surge in freight rates in the first half of 2020 also kept scrapping activity muted. Moreover, activity in ship-breaking yards in Southeast Asia was also hampered by the lockdowns and corresponding volatility in steel prices. Crude tanker fleet grew 3.9% year on year in 2022 to 442.2 mdwt on account of buoyant deliveries and modest demolitions.

VLCC & Suezmax fleet development: 2012 to 2023*
(Year on year percentage growth: mdwt)
* as of January 31, 2023; Source: Drewry

The chart below indicates the volume of new orders placed in the VLCC and Suezmax sectors from 2012 to January 2023. Tight supply-demand dynamics in the tanker market, firm freight rates and exemption from compliance to Tier III NOx emission norms for vessels ordered before January 1, 2016, were the reasons for high new ordering activity in 2015, and a total of 62 VLCCs and 51 Suezmaxes contracts were placed during the year. New ordering activity then declined in 2016, with only 14 VLCCs ordered during the year compared with 62 during 2015. Ordering activity picked up again in 2017 as shipowners took advantage of low newbuild prices to embark on fleet renewal. However, newbuilding activity took a back seat in the depressed freight market, and 39 VLCCs and 12 Suezmaxes were ordered in 2018 compared with 48 VLCCs and 19 Suezmaxes in 2017. Uncertainty over the price and availability of new bunker fuel resulted in lower orders in 2019. New orders remained subdued in 2020 and 2021. Apart from the weak market outlook, the upcoming IMO regulations on decarbonisation are holding back newbuilding activity as the new regulations will affect the choice of propulsion systems and fuels in the future. Tonnage ordering declined sharply in 2022 despite a surge in vessel earnings and a record-low orderbook due to high newbuilding prices, lack of clarity about the compliant bunker fuel and tight availability of slots with major shipbuilding yards.

VLCC/Suezmax new orders – 2012 to 2023*
(‘000 Dwt)
* as of January 31, 2023; Source: Drewry

In the last few years, delays in new vessel deliveries, often referred to as ‘slippage’, have become a regular feature of the market. Slippage is the result of a combination of several factors, including cancellations of orders, issues in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over-optimistic delivery times, and in some cases, shipyards experiencing financial difficulty. A number of Chinese yards, including yards at which crude tankers are currently on order, are experiencing financial problems which have led to both cancellations and delays in deliveries. New order cancellations have been a feature of most shipping markets during the market downturn. For obvious reasons, shipyards are reluctant to openly report such events, making the tracking of the true size of the orderbook at any given point in time difficult. The difference between actual and scheduled deliveries reflects the fact that orderbooks are often overstated. Slippage has affected both the VLCC and Suezmax sectors. The table below indicates the relationship between scheduled and actual deliveries for both asset classes from 2012 to 2022. Since slippage has occurred in recent years, it is not unreasonable to expect that some of the VLCC and Suezmax tankers currently on order will not be delivered on time.

VLCC/Suezmax tankers: Scheduled versus actual deliveries
(mdwt)
Source: Drewry

In 2022, VLCC and Suezmax deliveries amounted to 12.2 and 5.2 mdwt respectively, compared with 10.8 and 3.2 mdwt respectively in 2021. As a result of these deliveries and demolition, the VLCC fleets expanded 4.3%, while Suezmax fleet increased 5.4% in 2022.

VLCC/Suezmax tanker deliveries: 2012 to 2023*
(‘000 Dwt)

* as of January 31, 2023; Source: Drewry

At its peak in 2008, the VLCC and Suezmax tanker orderbooks were each equivalent to 50% of the existing fleets, which led to high levels of new deliveries in both sectors between 2009 and 2012. The orderbook as a percentage of the existing fleet declined in the period 2010-13 due to low levels of new ordering. However, with the upturn in new ordering activity in 2014 and 2015, the VLCC and Suezmax orderbook to fleet ratios rose to 19.4% and 24.7% respectively in December 2015. Orderbook for Suezmax and VLCC have continued to decline from 2018 due to lower new order and higher deliveries. As of January 31, 2023, orderbook to fleet ratio for VLCC and Suezmax vessels were equivalent to 2.4% and 2.2% of the existing fleet respectively, which is at the lowest level since 2008.

VLCC & Suezmax orderbook
(Percent of existing fleet)

* as of January 31, 2023; Source: Drewry

As of January 31, 2023, the total crude tanker orderbook consisted of 65 vessels with aggregate capacity of 20.4 mdwt. The orderbook for Suezmax tankers was 14 vessels representing 10.7 mdwt (excluding shuttle tankers), and for VLCCs, the orderbook was 20 vessels representing 6.1 mdwt.

Crude oil tanker (1) orderbook – January 31, 2023

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

In addition to vessel age and scrap prices, scrapping activity is influenced by freight markets. During periods of high freight rates, demolitions tend to decline and the opposite occurs when freight rates are low. The chart below indicates that vessel scrapping was much higher from 2010 to 2014 than in the preceding five years. Firm freight rates in 2015 and 2016 also encouraged shipowners to defer the scrapping of older vessels, and demolitions in these two years were substantially lower compared with those during 2010 and 2014. However, weak freight rates in the third quarter of 2017 accelerated demolitions and a total of 58 crude tankers totaling 8.5 mdwt were sold to scrapyards in 2017. Scrapping activity touched a record high as a weak freight market forced shipowners to phase out vessels below 20 years of age. Consequently, 108 crude carriers aggregating 18.6 mdwt were demolished in 2018. In 2019, demolitions remained muted as shipowners preferred holding on their old vessels due to higher freight rates in the second half of 2019. Scrapping in 2020 continued to be muted due to a sharp decline in bunker prices and surge freight rates in the first half of 2020. Moreover, activity in ship-breaking yards in Southeast Asia was also hampered by the lockdowns and corresponding volatility in steel prices. Lower freight rates in the second half of 2020 failed to underpin scrapping activity as many old vessels were employed in oil storage. Demolition surged in 2021 due to weak tanker earnings and high scrap prices with 65 crude tankers aggregating 9.9 million dwt being sold to scrapyards. An unprecedented surge in vessel earnings capped demolition in 2022.

Crude oil tanker scrapping: 2011 to 2022
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

IMO 2020 regulation on low sulfur fuel

The second regulation, which came into force on January 1, 2020, and impacted vessel supply, particularly in 2020, is the drive to introduce low sulfur fuels. For many years, HSFO has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HSFO is extremely high and is the reason that maritime shipping accounted for 8% of global emissions of sulfur dioxide (SO2), a significant source for acid rain as well as respiratory diseases. According to IMO, sulfur oxide emissions have dropped 77% (annual reduction of about 8.5 million metric tonnes) since the implementation of IMO 2020 regulations.
The IMO, the governing body of international shipping, has made a decisive effort to shift the industry away from HSFO to cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (ECAs) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel, are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (ppm). In the lead-up to 2020, when the shipping industry started to prepare for a new low sulfur norm, two factors were closely considered: (i) the spread between (expensive) very low-sulfur fuel and (cheaper) high-sulfur fuel and, (ii) scrubber retrofitting activity. Starting 2020, high and low sulfur fuel demand from marine sector reported significant variation. The HSFO and LSFO price spread largely oscillated between $300 and $350 per metric tonne during the initial days and hovered around $190-200 per tonne in February 2020. Despite the initial speculation, the shipping industry did not see any systemic shortage of the new low sulfur fuel, which came out as a relief. The premium commanded by low sulfur fuel reduced to around $60 per tonne by December 2020 as the availability of compliant fuel is not an issue due to reduced demand and increased supply across major bunkering ports. Overall, installation of scrubbers and new fuel regulations turned out to be a non-event in the backdrop of COVID-19 and low bunker prices. However, the recent increase in crude oil prices since June 2021 and corresponding widening in the spread, improves the economic rationale for a scrubber investment.

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

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and came into force on November 1, 2022, with the requirements for Energy Efficiency Existing Ship Index (EEXI) and Carbon Intensity Indicator (CII) certification, effective January 1, 2023. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index (“EEDI”) baseline).

On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (SEEMP). A ship rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved. To reduce carbon intensity, shipowners can switch from oil to alternative fuels such as LNG or methanol. Some marine fuels such as ammonia and hydrogen have zero-carbon content. In the long term, ammonia may emerge as a cost-effective alternative fuel but in the short term, it seems unviable. Other options to improve energy efficiency include propeller upgrading/polishing, hull cleaning/coating and retrofitting vessels with the wind-assisted propulsion system. Reducing ship speeds also helps in complying with the regulations as it lowers fuel consumption, and it is easy to implement.

In addition to the IMO regulation, the EU has proposed a set of proposals including the EU Emissions Trading System and FuelEU Maritime Initiative. Shipping will be included in EU ETS from 2024. It will be phased in gradually with 40% in 2024, 75% in 2025 and 100% in 2026. All ships will be (as per the definition) required to acquire and surrender emission allowances. 100% of emissions are included on voyages and port calls within the EU while 50% of emissions are covered for voyages between an EU port and a third country. All other ships calling EU ports will be included in EU ETS from 2027. Methane (CH4), Nitrous oxide (N2O) will be included in 2026. The EU ETS lays down rules regarding GHG intensity of energy used on-board all ships arriving in the EU. It aims to reduce GHG emission by 26% by 2040 and 75% by 2050 compared to 2020 level. It also makes it obligatory for ships to use on-shore power supply or zero-emission technology in ports in the EU. These initiatives are applicable to 50% of the emission from voyages arriving at or departing from an EU port. All shipowners trading in the European waters will need to comply with these regulations.

Ships will be required to undertake a combination of initiatives in order to comply with the upcoming environmental regulations. It may range from switching to low/zero carbon alternative fuels, paying carbon taxes, retrofitting energy-saving devices, propulsion improvement devices as well as voyage optimization techniques. The emission control regulations are likely to slow the speed of the vessels in next few years. Consequently, it will lead to a reduction in the supply of ships and therefore, in the short to medium-term, it will benefit shipowners with younger fleets as charter rates should potentially increase with lower supply of ships.

Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there have been several developments towards it such as the Sea Cargo Charter, Poseidon Principles (for ship finance banks) and Poseidon Principles for Marine Insurance. In addition, there have been several industry led initiatives to facilitate movement towards low/zero-carbon shipping such as Getting to Zero Coalition, The Castor Initiative for Ammonia, Global Centre for Maritime Decarbonization and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

Alternative fuels for shipping

The IMO has a target to reduce GHG emissions by 50% in 2050. This can’t be achieved with the low sulpfur fuel and so has encouraged innovation in alternative fuels. The IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo. However, LNG is used as a fuel in LNG vessels and also in other vessels. Hydrogen and ammonia are in the initial stages of development as a marine fuel. LNG is expected to remain as a preferred alternative fuel in the near to medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet the IMO 2050 decarbonization target. and methane slips continue to be a heavily debated issue. Another drawback is that LNG propulsion requires an LNG capable engine which, would require additional capex and increased fuel storage space. Biofuel is another potential alternative fuel because it requires no major modification of engine, and therefore, no significant additional capex is required, but compete with other uses.

Energy transition

Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 82.3% in 2021 with the share of oil declining from around 33% in 2011 to 31% in 2021. However, the energy transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (EVs), even though their share in total sales was 2.5% in 2019. As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developing across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonization will also impact the global oil demand going forward. The demand for naphtha is likely to remain robust and will be the key driver of global trade in crude and refined petroleum products.

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
The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handysize market, as compared with the tanker market as a whole. The chart below illustrates monthly changes in TCE rates for VLCC and Suezmax tankers during January 2012 to January 2023.
VLCC TCE saw a spike during the first half of 2020 due to a surge in demand for VLCCs for floating storage when the global oil demand plunged substantially as a result of the lockdown measures adopted by several major economies to curb the spread of COVID-19. This led to unprecedented oversupply of crude oil. As a result, the average VLCC TCE rate spiked to about $200,000 per day in April 2020. However, the production cut by OPEC+ and other major companies has facilitated the gradual clearing of supply glut and TCE rates came down to $15,800 per day in December 2020. High inventories of crude and refined products, as well as the second wave of COVID-19, dented the crude oil trade and tonnage demand. Meanwhile, the return of vessels from floating storage inflated vessel supply. In 2021, freight rates declined due to inventory drawdown and more VLCCs joining the supply from floating storage. In 2022, changes in crude trade patterns benefited mid-size tankers freight rates at the expense of large crude carriers. Additionally, low refinery runs in China, which is a key driver of long-haul trade, squeezed the rates of vessels in this segment taking them lower than those of Suezmaxes for a significant part of the year.

VLCC/Suezmax tanker Time Charter Equivalent (TCE) Rates: 2011 to 2023*
(US$/Day)
* Up to January 2023; Source: Drewry

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

VLCC TCE rates rose 2.1x in 2019, compared with 2018, on the back of the US sanctions on Cosco Shipping Tanker (Dalian) Co. (Cosco), geopolitical tensions and tight supply. VLCC rates surged to record high levels in October 2019 due to tight supply as US sanctions on Cosco subsidiaries in late September 2019 made a substantial number of Cosco’s 43 VLCCs difficult to trade. The US sanctions on Iran and the corresponding decline in Iran’s crude exports have also trimmed the availability of National Iranian Tanker Company (NITC) vessels for international trade. Effective vessel supply was also squeezed, with vessels moving out of trade to retrofit scrubbers.

Source: Drewry

VLCC/Suezmax one-year time charter rates: 2011 to 2023*
(US$/day period averages)

* Up to January 2023; Source: Drewry

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

Newbuild prices increased by an average of 10% across vessel classes in 2014, but they declined marginally in 2015 due to weaker steel prices and spare capacity at shipyards due to negligible activity in other sectors of the maritime industry. The average newbuilding prices for VLCCs in 2015 dropped 2.4% year on year, while prices were flat for Suezmax tankers between 2014 and 2015. Spare capacity at shipyards, coupled with low ordering in 2016, led to a further decline of 10% to 12% in newbuilding prices of crude tankers. Newbuild prices remained stable throughout 2017. However, newbuild prices increased steadily in 2018 primarily on the back of optimism about a recovery in the tanker market. VLCC and Suezmax newbuild prices increased in 2019 with an increase in charter rates. In 2020 newbuilding prices for VLCC and Suezmax declined 7.4% on an average due to lower new orders and weak freight market in the second half of 2020.

Increase in newbuild prices in 2021 despite weak vessel earnings was fueled by the increased bargaining power of shipyards that have emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors, and are hence hard pressed for time for any new orders. Tanker shipowners are also willing to pay extra sums in anticipation of improved market at the time of delivery of the vessels. Newbuild prices continued to increase in 2022 amid high-capacity utilization of tier-1 yards and increased steel prices.

VLCC/Suezmax tanker newbuilding prices: 2011 to 2023*
(US$ million)

Source: Drewry, * Up to January 2023
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

The chart below illustrates the movements of prices for second-hand (5-year old) oil tankers between 2012 and January 2023. After remaining range-bound between 2010 and 2013, second-hand vessel prices started recovering in 2014-15, but a sharp decline in the earning capabilities of vessels in 2016 reversed the trend, and second-hand prices plunged 25-30% during the year. However, second-hand prices remained stable for much of 2017 and started to move up slowly from the beginning of 2018 due to increased demand for modern fuel-efficient vessels in the S&P market. Nevertheless, the second-hand prices of crude tankers are well below the last peak recorded in 2008. In 2019, the second-hand prices of VLCC and Suezmax vessels increased in tandem with a surge in charter rates. Second-hand prices of VLCC and Suezmax declined 15.8% on an average in 2020 as freight rates plunged in the second half of 2020. The uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand vessel prices in 2021. Second-hand prices climbed higher in 2022 due to increased replacement costs. Higher newbuild prices are also putting upward pressure on the second-hand values of modern fuel-efficient vessels.

VLCC/Suezmax tanker second-hand prices – 5-year old vessels: 2012 to 2023*
(US$ million)
 * Up to January 2023
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

Floating Production and Storage (FPS) and Floating, Production, Storage and Offloading unit (FPSO) units emerged in the 1970s. Since that time, FPS units have been installed in increasing water depths, with the deepest unit now operating in 2,900 meters of water. Water depths are currently defined as shallow (less than 1,000 meters), deepwater (between 1,000 meters and 1,500 meters), and ultra-deepwater (greater than 1,500 meters). Units installed before 2000 were almost all shallow water. Since 2000, 45% of units have been installed in deepwater including 20% in ultra-deepwater. For units currently on order, over 45% are in deepwater, including 20% in ultra-deepwater. Other types of FPS units include Spar, Tension-Leg Platform (TLP), and Semi-submersible (Semi), which are well suited to deepwater. For liquefying gas and then converting it back to gas, Floating Liquefied Natural Gas (FLNG) and Floating Storage Regas Unit (FSRU) can be used. Mobile Offshore Production Units (MOPU), and Floating Storage Offloading Units (FSO) are popular for shallow water developments.

The geographical range of the FPS industry has also changed over the years. For the first few decades of industry activity, projects were concentrated in the Gulf of Mexico and the North Sea. However, with discoveries of new hydrocarbon basins, the location of offshore developments expanded to include most parts of the world, with Brazil, West Africa, and Southeast Asia now leading the way.

Source: Energy Maritime Associates, Jan 2023

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

Contract Awards and Orderbook

Approval of these projects depends largely on the oil price expectation at the time and the related production potential associated with the specific project. As a result, the orders for FPS units generally follow the price of oil. However, oil price is not the only factor. Development costs also play a major role in determining the economic viability of a project. After the price of Brent crude dropped to $34 per barrel in 2008, only 10 FPS units were awarded in 2009. As the price of Brent crude recovered to over $100 per barrel, 25 to 33 FPS units were awarded each year from 2010 to2014. Following the sharp decline in oil prices, FPS orders dropped to 15 units in 2015 and 17 in 2016. As oil prices recovered from 2017 to 2019, so did orders, particularly for FPSOs, which rose from six in 2017 to 11 in 2019. With the COVID-19 pandemic and subsequent oil price crash, only three FPSOs were ordered in 2020. However, as oil prices recovered, nine FPSOs were awarded in 2021 followed by 12 in 2022.

2022 was a record year for many types of FPS units, particularly FSRUs and FLNGs. This was driven by the demand for alternative gas supplies, following the Russian invasion of Ukraine. 14 FSRUs were awarded, mainly fulfilled by existing units that were trading as LNG carriers. The number of FPSO orders reached a level last seen in 2012 and is expected to grow further.

The current order backlog consists of 59 production floaters, nine FSOs (two oil and seven LNG) and five mobile offshore production units (MOPUs). Within the backlog, 35 units are utilizing purpose-built hulls, 27 units are based on converted hulls, and 14 are rescheduled for redeployments. Of the production floaters being built, 36 are owned by field operators and 37 are owned by leasing contractors, including one which may be leased or owned (Uaru FPSO).

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

Brazil and Southeast Asia are the destinations for the oil FSOs currently on order.

Source: Energy Maritime Associates, Jan 2023

Source: Energy Maritime Associates, Jan 2023

Currently Installed Units

As of January 2023, there are 303 FPS systems in service worldwide comprised of FPSOs (54%) of the current total, Production Semis (13%), FSRUs (13%), TLPs (9%), Production Spars (7%), Production Barges (3%), and FLNGs (2%). This does not include 23 production units and four floating storage/offloading units that are available for re-use. There is one FPSO under repair. Another 107 floating storage/offloading units (without production capability) are in service.

Source: Energy Maritime Associates, Jan 2023

Source: Energy Maritime Associates, Jan 2023

Markets

The top five regions for floating production systems are Southeast Asia (21%), Africa (19%), Brazil (17%), Gulf of Mexico (15%), and Northern Europe (11%). The type of systems varies widely from region to region – FSOs are the dominant type in Southeast Asia due to the relatively shallow water depths and lack of infrastructure. In this type of environments, a fixed production platform and FSO is often the most economic development option.

Most Attractive Growth Regions

Brazil remains the top growth region again this year, as it has been since the beginning of the FPS Market Sentiment Survey. Petrobras awarded three Buzios FPSOs in 2022 and has plans for many more to develop pre-salt fields as well as replace aging FPSOs in the Campos Basin. Independent operators are redeveloping older fields, while larger players such as Equinor and Shell are progressing new developments. EMA is tracking 30 potential projects in Brazil, which could require up to 40 floating production units.

In second place is West Africa, buoyed by the prospects of long-awaited awards in mature areas like Angola as well as new discoveries in frontier areas like Namibia.

South America (excluding Brazil) remained in third place. ExxonMobil has placed orders for five FPSOs and has plans for a further five units in Guyana (10 in total). There could be potential for double this number to develop the entire basin, which extends to neighboring Suriname.

The Middle East and US Gulf of Mexico again tied for fourth place. The most notable changes were the Mexican side of the Gulf of Mexico, which dropped from being tied last year with the US side of the Gulf of Mexico to eighth place. This is likely as a result of continued issues with Pemex and delays in sanctioning developments by international operators.

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

FSOs range from simple tankers with few modifications to purpose built and extensively modified tankers with significant additional equipment at a total cost ranging between $250 and $300 million. Oil storage capacity on FSOs varies from 240,000 barrels to three million barrels. FSO Asia and the FSO Africa, which are owned by Euronav, are among the largest and most complex FSOs in operation. Water depth ranges from 20 meters to 350 meters except for an FSO located in Brazil’s Marlim Sul field (1,180 meters). There is no inherent limitation on water depth for FSOs.

Most FSOs currently in operation are older tankers modified for storage/offloading use. Close to approximately 75% of the FSOs now operating are at least 20 years old, with 28% over 30 years old. Production continues on many of these fields, therefore requiring life extension or replacement of these older hulls. Around 40% of the FSOs in service are Aframax or Suezmax-size (600,000 to one million barrels). VLCC or ULCC size units (up to three million barrels) account for another 40%. The remaining 20% of FSOs is comprised of smaller units.

Approximately 50% of FSOs in service are positioned in Southeast Asia. Around another 15% are in West Africa. The others are spread over the Middle East, India, Northern Europe, Mediterranean, Brazil, and elsewhere. Fuel storage units account for 15% of the fleet and are mainly located off Singapore/Malaysia. These are almost all 15 to 25 years old VLCC/ULCC tankers, with minimal modification.

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

The Key Components of an FSO

Unlike other FPS systems, the hull is the primary component of an FSO. Topsides are normally simple and feature primarily accommodation, helicopter landing facilities, crude metering equipment, and sometimes power generation. However, some FSOs, including the FSO Asia and the FSO Africa, which are owned by Euronav, have more sophisticated topsides (which are described below). Mooring systems are the same as for an FPSO: spread-mooring or turret-moored (internal and external). In addition, some simple storage units are moored by their own anchor or alongside a jetty. In benign environments, an FSO can be moored to a Catenary Anchor Leg Mooring buoy (soft mooring), where the buoy is fixed to the seabed and attached to the FSO by mooring ropes.

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

Trends in FSO orders

There were 57 orders for FSOs placed over the past eleven years, an average of 5.2 annually. Over one-third of those orders were for simple fuel storage. Of the FSOs for offshore fields, 25% of the FSOs were purpose-built and 75% of the FSOs were converted from existing oil tankers. This is in line with the currently installed fleet profile.

Forecast Summary

EMA is tracking 29 potential projects in the planning stage that may require an FSO. The number of FSO projects in the planning pipeline has increased by five since last year. FSO projects can typically be developed more quickly than other FPS developments and therefore a number of projects could be awarded in the next five years that are not yet visible. The exception to this is condensate FSOs for gas projects, which require at least three years for construction of the gas processing facilities.

The prospects for the FSO sector remain good, supported by the number of visible projects in the planning stage, the drive for energy security, and high oil prices. Utilization and rates for drilling rigs has increased sharply from record lows. A few deepwater FPSO developments did not proceed in 2022 due to rising costs. . In Southeast Asia, the most popular development option is an FSO, in conjunction with a fixed platform or MOPU.

The vast majority of FSOs will continue to operate in Southeast Asian countries including Thailand, Vietnam, and Malaysia, but there has been increased activity in Africa and Mexico as well. FSOs could be required to store production from a deepwater Semi (Trion) or a fixed platform (Zama).

From 2023 to 2027, converted oil tankers will remain the dominant choice for FSOs. Newbuilt units will be used for some projects in the North Sea as well as for condensate FSOs on gas fields. We expect between 13 to 27 conversion and one to five newbuilding orders over the next five years. In addition, we expect one to three FSO orders to be filled by redeployed units. Currently 19 FPSOs and 1 FSOs are idle, with more than 20 units potentially coming off contract over the next few years.

Between $2.1 and $5.2 billion is expected to be spent on FSO orders over the next five years, with the mid-case being almost $3.6 billion. Around 75% will be spent on conversions, 20% on newbuildings, and 5% on redeployments. The purpose-built units will cost in the range of $175 to $875 million. Converted units will cost an average of around $135 million. Capital cost for redeployed units would depend on the specification, but should be slightly less than a converted unit. Where the capex falls in this range depends on the hull size, design life and mooring/offloading system needed.

In the past, most vessels chosen for conversion were between 20 and 25 years old. However, this trend is changing as companies increasingly scrutinize the quality and hull fatigue of the units earmarked as conversion candidates. Some recent FPSO conversion projects have selected newbuilt intercepts or units as young as 5 years old.

FSO conversion work is being carried out in Chinese yards, but some of the more complex FSO projects will be continue to be performed in Singapore and Malaysia. Most newbuilt units have been constructed by the Chinese and Korean yards. However, Sembcorp in Singapore completed a high spec unit for the UK’s Culzean field in 2018.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. All of the Euronav vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used onboard vessels. On October 27, 2016, the MEPC agreed to implement a global 0.5% mass by mass (m/m) sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Vessels are now required to obtain bunker delivery notes and International Air Pollution Prevention (IAPP) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on vessels were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (scrubbers), which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, vessels operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. In addition, several Chinese ports have established a similar system. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency “EPA”, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution, or the Barcelona Convention, agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (EEXI), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (CII). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (HFO) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. Any vessels that will not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the tanker industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, this would in turn limit vessel speed and with that supply.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

MEPC 78 made progress with the discussions around the revision of the Initial IMO GHG Strategy. The revision takes into account the commitment to strengthen the levels of ambition of the Initial Strategy and the needs of developing States, in particular small island developing States (SIDS) and least developed countries (LDCs). The MEPC adopted guidelines to support the implementation of the short-term measure to reduce ships' carbon intensity in accordance with the timelines set out in the Initial IMO GHG Strategy. The MEPC also approved draft amendments to appendix IX of MARPOL Annex VI on the reporting of EEXI and CII values to the IMO Data Collection System (DCS). Regarding the so-called "basket of candidate mid-term measures" the MEPC integrated various technical elements (for example, a GHG fuel standard and/or enhancement of IMO's carbon intensity measures) and carbon pricing elements (for example, a market-based measure). The MEPC agreed to designate the entire Mediterranean Sea as an emission control area, meaning that ships will - from 2025 - have to comply with more stringent controls on sulfur oxide emissions. In a SOx-ECA, the limit for sufhur in fuel oil used on board ships is 0.10% m/m, while outside these areas the limit is 0.50% m/m. Proposed amendments to MARPOL Annex VI were also approved, with a view to adoption at MEPC 79, which will designate the Mediterranean Sea, as a whole, as an Emission Control Area for Sulphur Oxides (SOx-ECA) and particulate matter. The amendment could enter into force in mid-2024, with the new limit taking effect from 2025.

MEPC 79 approved an extension of the Unified Interpretation of Regulation 18.3 of MARPOL Annex VI related to NOx emissions when using biofuels, that it should also be applicable for fuels with a synthetic fuel content of up to 30%.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention addresses issues related to the safe manning of vessels and emergency preparedness, training and drills. The Convention of Limitation of Liability for Maritime Claims (LLMC) sets limitations of liability for a loss of life or personal injury claim or a property claim against vessel owners. All of the Euronav vessels are in full compliance with SOLAS and LLMC standards.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (IMDG Code). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Vessels over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. We currently have 4 vessels that do not comply with the updated guideline which we expect will be retrofitted at the occasion of their first next dry dock

Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines. As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships (Anti‑fouling Convention). The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tons engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021. The MEPC adopted revised guidelines to support implementation of the AFS Convention, following the adoption, in 2021, of amendments to include controls on the biocide cybutryne.

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

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

•injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•injury to, or economic losses resulting from, the destruction of real and personal property;
•loss of subsistence use of natural resources that are injured, destroyed or lost;
•net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for tankers, other than a single-hull tanker, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). On December

23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2022, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (BSEE) revised Production Safety Systems Rule (PSSR), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorneys general from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company complies and intends to comply going forward with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations. Cybersecurity is also a top priority with the U.S. Coast Guard, and they announced a concentrated campaign to assist in identifying and addressing cybersecurity vulnerabilities during the first quarter of the year 2023. The cybersecurity of our vessels continues to improve through hands-on training, campaigns and external assistance/equipment provision.

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

The U.S. Clean Water Act (CWA) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (WOTUS), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (NWPR) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition. On December 30, 2022, the EPA and the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition.

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

Clean Shipping Act of 2022 directs the Environmental Protection Agency (EPA) to require vessels on certain commercial voyages to comply with standards for the carbon intensity of the vessel's fuel, with vessels on such voyages utilizing 100% less than the carbon intensity baseline by 2040 and beyond. Moreover, the EPA must promulgate and continually revise standards to eliminate emissions of specified greenhouse gases and air pollutants associated with vessels at anchorage or at berth in the contiguous zone of the United States.

Ocean Shipping Reform Act of 2022 requires the Federal Maritime Commission to (1) investigate complaints about detention and demurrage charges (i.e., late fees) charged by common ocean carriers, (2) determine whether those charges are reasonable, and (3) order refunds for unreasonable charges. It also prohibits common ocean carriers, marine terminal operators, or ocean transportation intermediaries from unreasonably refusing cargo space when available or resorting to other unfair or unjustly discriminatory methods.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit vessel-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the vessel is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with vessels over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk vessels, as determined by type, age, and flag as well as the number of times the vessel has been detained. The European Union also adopted and extended a ban on substandard vessels and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by vessels at berth in the Baltic, the North Sea and the English Channel (the “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, or the EU Emissions Trading System (“EU ETS”). On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from vessels was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from vessels. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from vessels through implementation of further phases of the EEDI for new vessels; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in July 2023), with a view to adoption.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large vessels over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. If these new regulations are finalized, they could affect our operations.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies, or the IACS. All our vessels are certified as being “in-class” by Lloyds Register or DNV who are both members of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

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

Application of global Environmental and other regulations

FuelEU Maritime sets a limit on the overall lifecycle GHG intensity of fuels used in 2020 as a reference and start taking effect in 2025. It also introduces a mandate for using Onshore Power Supply for two ship types, i.e. passenger ships and container ships. The geographical scope covers energy used at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The proposed Regulation introduces a pooling mechanism for companies in order to meet the carbon intensity target as well as EU harmonized penalties for missing the targets. It also introduced an additional MRV system as well as a methodology of life cycle analysis of fuels. A key concern about these proposals is the complexity it would introduce for both users and suppliers of marine energy in order to prove and certify the full well to wake GHG lifecycle emissions of alternative non-fossil fuels. Certifying the real Well-to-Tank GHG emissions and the production pathway could be very complex, as it is quite likely that new alternative fuels similar to that of today’s oil-based fuels – will be blends of components from different producers and production method.

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

As one of the largest listed crude tanker shipping companies in the world, we recognize the need to operate a safe, responsible and sustainable business built for the long term. We are committed to implementing ESG practices into our operational and strategic decision-making to be a leader in sustainable crude tanker shipping. As such, we aim to exceed minimum compliance levels set forth in rules and regulations governing the maritime industry, including certain rules and regulations described below, if possible and appropriate for our business.

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

Our ESG Performance

We are committed to fully capture and embrace ESG-related measurements and have been embracing ESG as a set of principles that the Company wants to operate by. We not only wants to preserve the ocean, but also the environment and society that we operate in.

Our sustainability policy aligns with UN Sustainable Developments (SDGs) goals of a “shared blueprint for peace and prosperity for people and the planet, now and into the future". We are proud to be engaged with the SDGs and believe we can have influence over the delivery of ten of the 17 SDGs: Good Health and Well-being (SDG - 3), Gender Equality (SDG - 5), Clean Water and Sanitation (SDG - 6), Affordable and Clean Energy (SDG - 7), Decent Work and Economic Growth (SDG - 8), Industry, Innovation and Infrastructure (SDG - 9), Responsible Consumption and Production (SDG - 12), Climate Action (SDG - 13), Life Below Water (SDG - 14), and Partnerships for the Goals (SDG - 17).

We worked together with key stakeholders to build our 2022 materiality assessment. External stakeholders, such as banks, and internal stakeholders, our management team, have provided their ESG expectations to be prioritized during 2022 and beyond. Our materiality assessment will be conducted at least every two years as there are no (and we do not expect) significant changes in the company size, commercial strategy and sustainability strategy. Market trends also have been relatively stable, thus allowing us to conduct our materiality assessment. We have already established a strong governance framework to implement a decarbonisation strategy, and our internal business platforms have demonstrated a strong and tested foundation to drive growth.
Environmental

We continuously challenge ourselves in a highly volatile environment. Moreover, we comply with all applicable environmental regulations and industry's best practices, and we: a) map, b) measure, c) understand, d) disclose and e) mitigate our impact both on ambient and marine environment.

•In May 2022, we disclosed our decarbonization strategy with the ambition to reach net-zero emissions for our vessels by 2050.

•Our decarbonization strategy and operational milestones help ensure that we achieve our 2030, 2040 and 2050 targets.

•We have established a dedicated fuel procurement and management team to ensure compliant Very Low Sulfur Fuel Oil (VLSFO) fuel is managed effectively and complies with IMO regulations to reduce SOX emissions by 85%.

•We have an ongoing retrofit program across our entire fleet to comply with the IMO’s Ballast Water Management Convention, Carbon Intensity Index (CII) and Energy-Efficiency Design Index (EEDI) requirements.
•Despite our increased standards in 2022, we maintained a "B" performance rating from the Carbon Disclosure Project, which highlights our ongoing transparency and engagement for climate change.

•We actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Global Maritime Forum, the Getting to Zero Coalition, International Tanker Owner Pollution Federation, Sea Cargo Charter, Hellenic Marine Environment Protection Association (HELMEPA) and International Association of Independent Tanker Owners (Intertanko).

~~•~~By introducing the Supplier Environmental Sustainability Index to more than 40 vendors, accounting for over $60 million spent, we have enhanced our sustainability policies and vendor assessments, helping us to further integrate vendors' sustainability performance into our Scope 3 GHG emission mapping project.

•We have initiated a project to expand our Scope 3 GHG emission coverage to the six most impactful categories and better understand our impact before applying the Supplier Environmental Sustainability Index to our vendors.
.
•We expanded our ESG risks coverage in our enterprise risk management risk matrix by including risks related to marine biodiversity.

•We participate in two EU-funded projects structured to promote zero-emission waterborne transport, digital transformation, and wind propulsion, thus fulfilling the target for at least 55% GHG reduction in 2030.

•We joined the EU Waterborne Technology Platform, an EU research and development alliance.

•We engaged with the Great Whale Conservancy and the Whales Guardian program with the intent to mitigate whale strikes in sensitive marine ecosystems. We instructed our crew members to follow specific navigation routes when entering whale habitats.

Social
•We focus to continuously improve our operational excellence and social impact on health, safety and wellbeing of employees, both on shore and at sea.

•We joined All Aboard Alliance, which is a platform to share knowledge and best practices regarding the promotion of equity, diversity and inclusiveness in the shipping sector.

•The health, safety and well-being of our people at sea and on shore is our top priority, especially during the COVID-19 pandemic. We are a signatory to the Neptune Declaration on Seafarer Wellbeing, which promotes the health and safety of seafarers.

•Our Euronav Hellas Ship Management has been contributing to a cross-industry study to ensure that shipping’s response to the climate emergency puts seafarers at the heart of the solution, supported by the Maritime Just Transition principles.

•We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, sex, or any other classification.
•We maintain high retention rates both on board and ashore and work to facilitate the professional development and career advancement of our people.

•Euronav has been included in the Bloomberg Gender-Equality Index since 2017 and is the only shipping company to be including in this company-wide assessment of gender representation.

•Nationality diversity is substantiated by the 32 different nationalities at sea and 18 different nationalities on shore.

•Our community investment activities focus on, but are not limited to, supporting vulnerable groups and youth education.

Governance

•We endeavor to apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.

•The Company is governed by a diverse and experienced Supervisory Board.

•Euronav's management team approved the inclusion of two climate-related management incentives under the management's short-term incentive planning (STIP).

•Established in 2019, Euronav is the only crude tanker company to have a dedicated committee comprising Supervisory and Management Board members as part of the Sustainability Committee. The role of this Sustainability Committee is to oversee Euronav’s management of and strategy toward sustainability and climate change.

•Euronav signed its first sustainability-linked loan including three sustainability key performance indicators (KPIs): two environmental and one first-ever social. The conclusion of this funding brings commitments in facilities with an integrated sustainability component to 52% of total commercial bank financings commitments.

•We have a transparent Code of Business Conduct and Ethics, Anti-Corruption Policy and Whistleblower Protection Policy in place.

~~•~~We implement robust risk management and strong internal controls.

Our Decarbonization Strategy

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

Key drivers of our decarbonization strategy include:

•Continuing to lead by example by being transparent on reporting on our Scope 1, 2, and 3 GHG emissions

•Improving the energy efficiency of our existing fleet by applying innovative technologies and reducing fuel consumption, leading to the third consecutive time scoring (A) under the 'Emission Reduction Initiatives' field of the Carbon Disclosure Project (CDP).

•Conducting analyses on the energy transition and potential fuel pathways to shipping decarbonization - We support the energy transition by participating in research and development for new zero-emission technologies and alternative fuels.

•Activating operational measures where possible set forth by our people on board.

•Developing partnerships and participating in cross-industry alliances which aim at shipping decarbonization.

•Partnering with research and development EU zero-emission shipping alliances to support development of future research agendas in the decarbonization of the waterborne transport sector

•Implementing a fleet rejuvenation policy with the view to introduce a new and eco-efficient ship design aimed to reduce fuel consumption due to technology advancement

Our ambition is to achieve decarbonization of shipping operations by 2040. We have committed to net-zero emission by 2050, acknowledging the high degree of uncertainty regarding the energy transition. We aim to align with the IMO's emission reduction trajectories by 2030. We have and will continue to take various steps to reduce our carbon footprint and improve the environment, including, but not limited to, investments made to our fleet. Specifically, we have:

•Divested of certain older, less fuel-efficient vessels and replaced them with modern, more fuel-efficient vessels with lower fuel consumption in order to reduce our fleet’s GHG emissions.

•Installed ballast water treatment systems on 52 vessels in our current fleet.

•Engaged in investments designed to improve operational performance and reduce emissions, such as applying 26 green retrofit projects during our 2022 dry docking schedule and applying 10 foul reducing paints aimed to reduce our CO2 emissions.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of the vessel. We have obtained all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

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

C.          Organizational Structure

We were incorporated under the laws of Belgium on June 26, 2003. We own our vessels either directly at the parent level or indirectly through our wholly-owned vessel owning subsidiaries.

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

We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place for such use as of January 1, 2023:

•Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $309,299.

•Greece, located at 31-33 Athinon Avenue, Athens, Greece 10447, for a yearly rent of $389,987.

•France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a yearly rent of $30,435.

•United Kingdom, London, located at 81-99 Kings Road, Chelsea, London SW3 4PA, 1-3 floor, for a yearly rent of $898,080,646. We sublease part of this office space to third parties and received a yearly rent of $666,535.

•Singapore, located at 79 Anson Road, #23-06 Singapore (079906), for a yearly rent of $132,336.

•Hong Kong, located at Room 2503-05 25th Floor Harcourt House 39 Gloucester Road Wanchai Hong Kong, for a yearly rent of $49,419.

•United States of America, located at 299 Park Avenue, New York, for a yearly rent of $2,241,314. We sublease this office space to third parties and received a total yearly rent of $1,625,926. This lease expires in September 2025

•Switzerland, located at Place Bourg de Four #4, Geneva 1204 for a yearly rent of $31,126.

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

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2021, compared to the year ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 14, 2022 and incorporated by reference herein.

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
•EU embargo on Russian oil;
•Acts of war disturbing normal business operations; and
•Changes in tax regimes in certain jurisdictions.

Russian trade

The Russian invasion of Ukraine in 2022 has had significant impact on the way oil trades across the world. Many EU and G7 nations have sanctioned Russian oil which has since become more formalized with the EU ban on Russian crude imports in December 2022. Russian crude oil that was previously sold to geographically close customers in Europe now trades in India, China and to a lesser extent Turkey, meaning Russia has felt very little impact on its crude exports to date, despite losing approximately 1.8 million barrels per day in the European export market. The volume of Russian crude exports is set to remain broadly unchanged in 2023. As of February 5, 2023, the EU ban and oil price cap was extended to include refined products too.

The EU ban also prohibits shipowners with European linked insurance coverage to carry Russian oil. Recent sale and purchase activity suggests that a “dark fleet” is developing to cover Russian business and that the size of the fleet will be large enough to avoid vessels supply setbacks. It is expected that any vessel carrying Russian oil will act as a dedicated Russian vessel. Traders and oil majors are increasingly adding clauses to charter parties that forbids Russian oil in a vessel’s cargo history.

Owners that do engage in the trading of Russian oil are incentivized by higher freight rates.

While the Russian oil trade is likely to increasingly trade on dedicated ships, these ships will in effect exit the mainstream fleet. At the same time the trade routes into and out of Russian ports will disappear from the mainstream tanker business.

As most of the Russian crude oil will continue to be sold to India and China we have seen an increase of oil loaded on board, as opposed to when the oil was shipped to Europe. Vessel owners engaging in this business will be unable to triangulate, which will increase the average ballast time and employ more tonnage to move the same volume of cargo. The additional tonne-miles on the Russian trade will tighten fleet supply across the tanker space and benefit the international spot fleet.

The crude tanker segments involved directly in the loading oil in Russia are the Aframaxes and the Suezmaxes. Since the commencement of the EU ban on December 5, 2022, industry participants have reported smaller ship-to-ship transfer parcels of VLCCs to take the sanctioned oil to further away customers in larger vessels.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS as issued by the International Accounting Standards Board), which requires us to make estimates in the application of accounting policies based on the best assumptions, judgments and opinions of management.

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

Capitalized voyage expenses are amortized ratably between load port and discharge port

Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. The Supervisory Board will, however, analyze each contract before deciding on its accounting treatment between operating lease and finance lease. We do not recognize time charter revenues during periods that vessels are off-hire.

For our vessels operating in the TI Pool, revenues and voyage expenses are pooled and allocated to the pool's participants on a Time Charter Equivalent (TCE) basis in accordance with an agreed-upon formula. The formulas in the pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants' vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. The selection of charterers, negotiation of rates and collection of related receivables and the payment of voyage expenses are the responsibility of the pool. The pool may enter into contracts that earn either voyage charter revenue or time charter revenue.

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

The Company and its subsidiaries (the "Group") reviewed the residual value of its vessels, an accounting estimate, in accordance with the accounting policy. The Group considered its continued focus on sustainability, recent trends of the steel industry and the direction of the industry moving forward. Specifically, Euronav considered the steel industry’s commitment to be carbon neutral in 2050 and the impact of this on scrap steel.

Scrap steel is easily recoverable and infinitely recyclable and all scenarios leading to carbon neutrality in 2050 are likely to lead to an increased consumption of scrap steel. Further, the use of scrap steel to produce finished products instead of metal ore results in reduced greenhouse gas emissions.

The recycling of steel scrap obtained from end-of-life vessels also helps reduce air and water pollution. Steel scrap from end-of-life products can be recycled back into new steel products with potentially a very low CO2 footprint. This indicates that there will likely be a continuous need for scrap steel and, given the limited availability of scrap steel, this in turn should have a positive impact on the price of steel.

The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialized yards is challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. As a result, the Group has changed its residual value estimate of vessels from nil to a residual value equal to the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton less supplemental costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually. This change has been implemented in the re-assessment since December 31, 2021.

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
•Indications that the financial, operational or environmental performance of an asset is, or will be, worse than expected;
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

The Group performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that there were no indications that vessels might be impaired as of December 31, 2022.

FSOs

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

The Group performed this review of the internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that no value-in-use computation was necessary as of December 31, 2022. Such computation will be implemented in future periods when events and changes in circumstances indicate that an impairment might exist and the carrying amount of the assets might not be recovered.

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
•Changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries; and
•Energy Efficiency Existing Ship Index (EEXI) and Carbon Intensity Indicator (CII) requirements.

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels.

Our Fleet—Vessel Carrying Values

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines prior to 2018 in many vessel classes and a recovery since then. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment indicator analysis and, if applicable, the impairment analysis discussed above, we have concluded that for the years ended December 31, 2022 and 2021, no impairment was required.

The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2022 and December 31, 2021. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment".

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

			(In thousands of USD)
Vessel Type	Numbers of Vessels at December 31, 2022	Numbers of Vessels at December 31, 2021	Carrying Value at December 31, 2022	Carrying Value at December 31, 2021
VLCC (includes V PLUS (1))	39	42	2,229,373	2,347,531
Suezmax (2)	19	22	615,982	620,256
FSO (3)	2	—	212,579	—
Vessels held for sale	1	—	18,459	—
Total	61	64	3,076,393	2,967,787
(1)As of December 31, 2022, one of our VLCC owned vessels (December 31, 2021: six) had a carrying value which exceeded the individual market value. This vessel had a carrying value of $79.1 million (December 31, 2021:

$333.7 million), which exceeded the market value by approximately $3.6 million (December 31, 2021: $44.9 million).

(2)As of December 31, 2022, no Suezmax owned vessels (December 31, 2021: eight) had carrying values which exceeded their individual market values. As of December 31, 2021, these eight vessels had an aggregate carrying value of $232.2 million which exceeded their aggregate market value by approximately $17.7 million.
(3)As of December 31, 2022, two Floating Storage and Offshore Units (FSO Asia and FSO Africa), are fully owned by the Company. Per December 31, 2021, these two Floating Storage and Offshore Units were only 50% owned.
The table above only takes into account the fleet that is 100% owned by Euronav and does not take into account the right-of-use assets (Suezmaxes Marlin Somerset and Marlin Sardinia and the VLCC Newton) and the vessels under construction.

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

On December 14, 2022, the Company sold the Suezmax Cap Charles (2006 - 158,881 dwt), for $41.4 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2022, and had a carrying value of $18.5 million as of that date. The vessel was delivered to its new owner on February 16, 2023. Taking into account the sales commission, the net gain on this vessel amounts to $22.1 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2023 (see Note 3). No vessels were recorded as assets held for sale on December 31, 2021.

Fleet Development
The following table summarizes the development of our fleet as of the dates presented below1:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
VLCC
At start of period	46.0	43.0	44.0
Acquisitions	2.0	4.0	—
Disposals	(8.0)	(1.0)	(1.0)
Chartered-in		—	—
At end of period	40.0	46.0	43.0
Newbuildings on order	3.0	3.0	4.0
SUEZMAX
At start of period	24.5	25.5	26.0
Acquisitions	2.0	—	—
Disposals	(4.5)	(1.0)	(2.5)
Chartered in		—	2.0
At end of period	22.0	24.5	25.5
Newbuildings on order	5.0	5.0	—
FSO
At start of period	1.0	1.0	1.0
Acquisitions	1.0	—	—
Disposals	—	—	—
Chartered in	—	—	—
At end of period	2.0	1.0	1.0
Newbuildings on order	—	—	—
Total fleet
At start of period	71.5	69.5	71.0
Acquisitions	5.0	4.0	—
Disposals	(12.5)	(2.0)	(3.5)
Chartered in	—	—	2.0
At end of period	64.0	71.5	69.5
Newbuildings on order	8.0	8.0	4.0

Vessel Acquisitions and Charter-in Agreements

On February 12, 2020 and March 6, 2020, we announced that Euronav has entered into an agreement for the acquisition through resale of three and one VLCC newbuilding contracts, respectively, with delivery dates in the first quarter of 2021.

During 2021, four newbuilding VLCCs were delivered from Daewoo Shipbuilding & Marine Engineering shipyard for an aggregate amount of $382.7 million.

In January 2021, we took delivery of the first two of four newbuildings, Delos (2021 – 300,200 dwt) and Diodorus (2021 – 300,200 dwt), which were purchased in February 2020. In March 2021, Euronav took delivery of the third and fourth newbuilding, Doris (2021 - 300,200 dwt) and Dickens (2021 - 300,200 dwt).

On February 10, 2021, we entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts. Completing construction at the Daehan Shipyard in South Korea, these modern vessels were acquired for an en-
1 This table includes the vessels and the FSOs that we owned through joint venture entities as per December 31, 2021 and December 31, 2020, which we recognized in our income statement using the equity method, valued at our respective share of economic interest. This table does not include vessels that have been acquired but not yet delivered. Furthermore, the table also includes charter-in agreements.

bloc price of $113.0 million. Both vessels were delivered in January 2022. The vessels were the latest generation of Suezmax Eco-type tankers. They have been fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment systems. The vessels have the structural notation to be LNG Ready. Euronav is working closely with the shipyard to also have the structural notation to be Ammonia Ready. This provides the option to switch to other fuels at a later stage.

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

On January 7, 2022, we took delivery of the Suezmax Cedar (2022 - 157,310 dwt).

On January 20, 2022, we took delivery of the Suezmax Cypress (2022 - 157,310 dwt).

On April 29, 2022, we announced the purchase of two eco-VLCCs, the Chelsea (renamed Dalis) (2020 – 299,995 dwt) and the Ghillie (renamed Derius) (2019 – 297,750 dwt), for $179 million in total in cash. They are sisters of our D-class vessels (Delos, (2021 – 300,200 dwt), Diodorus (2021 – 300,200 dwt), Doris (2021 – 300,200 dwt) and Dickens (2021 – 299,550 dwt). These vessels were all built in Korea at DSME, are fitted with scrubbers and are the latest generation of ecotype VLCC's. The vessels entered the fleet under their new names.

On June 7, 2022, we announced that it became the full owner of the FSO platform as previously held in its 50-50 joint venture with International Seaways, Inc. (INSW) The price paid amounted to $129.9 million.

On October 24, 2022, we announced that we entered into an agreement with Daehan Shipbuilding Co. Ltd. for two Suezmax newbuilding contracts. The vessels will be sister ships to Cedar (2022 -157,310 dwt) and Cypress (2022 – 157,310 dwt), built at the same yard. Both vessels are scheduled for delivery in the third quarter of 2024.

Vessel Sales and Redeliveries

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

On January 26, 2022, we announced that upon the redelivery of the remaining three VLCCs, which occurred at the maturity of a five-year sale and lease-back agreement, the company booked a USD 13.5 million capital gain on the disposal of assets. The three VLCCs are: Navarin (2007 - 307,284 dwt), Neptun (2007 - 307,284 dwt) and the Nucleus (2007 - 307,284 dwt).

On March 24, 2022, the Suezmax Bari (2005 – 159,186 dwt) was sold for $21.5 million. The vessel was delivered to her new owners during the second quarter. The Suezmax Bari was 50% owned by Euronav.

On April 29, 2022, we announced the sale of four older S-class VLCCs for an en-bloc price of $198 million. The four vessels are the Sandra (2011 – 323,527 dwt), Sara (2011 – 322,000 dwt), Simone (2012 – 315,988 dwt) and the Sonia (2012 – 314,000 dwt). The vessels were delivered to their new owners respectively on May 9, 17 and 20, 2022 and October 10 , 2022. A net capital gain of $1.8 million was recorded on the sale of the four vessels of which $1.4 million in the second and $0.4 million in the fourth quarter of 2022.

On June 13, 2022, we announced that we sold our two eldest Suezmax vessels: the Cap Pierre (2004 - 159,048 dwt) and the Cap Leon (2003 - 159,048 dwt). The combined capital gain realised on these sales amounted to $18.4 million.

On October 17, 2022, Euronav announced that we sold the ULCC (Ultra Large Crude Carrier) Europe (2002 – 441,561 dwt). The vessel was debt free and the sale generated a capital gain of $34.7 million.

On October 19, 2022, we announced that we sold the Suezmax Cap Philippe (2006 – 158,920 dwt), generating a capital gain of $12.9 million The vessel was debt free.

On November 10, 2022, we announced that we sold the Suezmax Cap Guillaume (2006 - 158,889 dwt). The vessel was debt free and the sale generated a capital gain of $14.6 million.

Digital Transformation Efforts
As a market leader, Euronav would like to be a pioneer in the Maritime Industry and be innovative in every facet of its business. One of our underlying drivers is striving to be a front-runner in the leverage of digitalization, while improving our visions, goal and strategy.

Digitalization and innovation are at our highest esteem and ensures our future relevance and competitiveness. As a market leader in our segment, we acknowledge our responsibility to support innovation towards decarbonizing the transportation of oil, while protecting and building value with the capital our shareholders have entrusted us with. Innovation is also the bedrock of our fleet management, with investments in the latest technologies and the ordering of eco-vessels, driving improvements to meet our ambitious CO2-emissions targets set in our decarbonization strategy.

Euronav has its own IT Innovation team that strives for excellence and top-notch innovative solutions. In recent years, several projects were launched within the organization, both on-board our vessels and in the Euronav offices. In 2022, the following initiatives were rolled-out:

Optimized fuel consumption using AI models through Fleet Automatic Statistics & Tracking (FAST)

We have partnered with THEYR, a company delivering an extensive operational metocean data platform for maritime sectors, who built a state-of-the-art multi-objective optimization algorithm for Euronav.

Our FAST platform integrated with their solution, allows our fleet and operators to optimize the route-based weather predictions, leading to reduction in fuel consumption.

Additionally, we integrated with TOQUA’s dynamic performance models solution (a company bringing in fuel-saving potential of cutting-edge AI for ship performance modelling) to all players and systems across the industry. Our sensor data onboard of our vessels is now being used to produce dynamic performance models, allowing us to predict the fuel consumption of our fleet with much more efficacy and certainty, doubling the potential of the weather routing solution.
As a result, we have increased the awareness of cost- and energy saving and reduced the time to action by implementing notification- and alerting features.

Both onboard of our vessels and on various shore departments, people now are notified of important events triggered by sensor data.

Furthermore, sensor data driving decisions enables us to capture data from 300+ sensors every second and provides us with the level of detail we require in our daily vessel monitor performance. Insights in this data led to data driven decision making and resulted further into adequate efficiency onboard, optimization of processes and fine-tuning the use of equipment. The captured sensor values are also used to automate our reporting and to drastically reduce the workload for onboard crew.

More FAST improvements efforts to come

Rolling out FAST becomes easier with FAST Light, a stripped-down cloud version. This version entitles no required hardware or sensors in the first phase, allowing vessels to easily but safely access the unified FAST platform in an early stage and whereof the hardware will be implemented later.

The reporting workload onboard has also been decreased by optimizing existing input on the platform in regard to daily noon- and cargo data reporting.

The onboard installation of Euronav’s Internet of Things data acquisition system has been completed on 41 of the vessels. The installations across the remaining vessels and new build vessels will continue in 2023.

We have an exciting year ahead with various developments planned for the FAST platform.
2023 will be the year where we focus on :

•Improving the platform’s performance and allowing speedier visualization of large amounts in sensor data;
•Voyage optimisation module, we want to go beyond the current weather routing that is in place and take the whole commercial voyage of our vessel into account when calculating and making decisions on most cost-effective routes;
•Another feature is Port Call Optimisation, which will focus on digitizing the port call planning process. Today this process is a very email, phone call and meeting based process. Port Call Optimisation will make the process more transparent, increase collaboration between vessel and shore and reduce port call costs due to visualization of costs when planning activities in a certain port. It will also consist of a port call activities timeline, which will increase the safety and transparency of all planned activities.

Robotics Process Automation (RPA)

In 2020 we launched our first Robotics Process Automation (RPA) projects. RPA is a software technology in which software robots are programmed to automate repetitive actions. Many RPA processes currently operate with minimum oversight and administration and deliver valuable assistance to shore employees also carry out mundane and repetitive IT tasks that were previously time-consuming and caused frustration. RPA has contributed to FTE (full-time equivalent) savings and streamlining procedures in the Procurement, Accounting and Crew departments. Current automations include updating airway bills, auto-validation of scanned invoices, auto-creation of Requests-for-Quote and Purchase Orders, auto-creation of lubricants requisitions, and more.

Inventory Management Project (IMIP)

Inventory management is a cumbersome, yet crucial task on board of our fleet. It is key from both an operational and a financial perspective to have a correctly updated inventory and control of what the vessels have on board as spare parts. That is why Euronav initiated the Inventory Management Project. The project is supported by new technologies such as label printers and mobile smartphone/scanners on the vessels.

Following the successful launch of the project and the fleet wide implementation, we managed to streamline the processes to all vessels. As such, the inventory value on board our vessels remains stable; the majority of purchase orders received on board is recorded by scanning QR codes; and our crew reduced the average time for locating a spare on board their ships by proper logging into the ERP system.

The frequent training and visits on board ships, as well as close monitoring by tailor-made dashboards complement the inventory management. Our main forwarding partner is also engaged and supports the project by tagging the spares in one of the main warehouses prior delivery on board.

A.  Operating Results

This section comments on the operating results of the year ended December 31, 2022, compared to the year ended December 31, 2021.

Total shipping revenues and voyage expenses and commissions

2022 was a turnaround year for Euronav fleet earnings. The long awaited improvement of the large tanker market finally came after 2 years of depressed earnings caused by the COVID-led economic downturn. This improvement was furthermore positively affected by the fallout of the Russia- Ukraine conflict, causing significant rate volatility.
Following the Russia – Ukraine conflict and the introduction of related sanctions, global oil trade flows further shifted. Europe’s move away from Russian oil bolstered Suezmax markets. Short haul imports from Russia were replaced by West African and US crude.

The biggest transformation in the tanker sector in the second half of 2022, however, was the swing in earnings for VLCCs. VLCCs were increasingly utilized on trades that would normally have been performed on Aframaxes or Suezmaxes given the strength in earnings for those sectors, such as from the US Gulf to Europe. Increasing demand from Europe for Middle East Gulf crude raised trading opportunities for VLCCs and Suezmaxes.

The tanker market was also lifted by recovering oil consumption post-pandemic and therefore greater import demand, with refineries ramping up output. This was underpinned by rising OPEC output from Middle East Gulf producers as OPEC+ steadily relaxed their productions cuts.

Shifts in crude futures pricing spreads also made Atlantic basin crudes more attractive to Asian buyers again. As the Brent-Dubai spread had narrowed from July, this lifted tanker tonne miles for the VLCC sector and supported rates.

Rising US crude exports to record levels after the US triggered massive releases from its Strategic Petroleum Reserve (and as domestic oil production climbed), had not only rallied Aframax and Suezmax rates, but increased VLCC demand from the US Gulf. US Government Trade data showed a significant uptick in exports to Asia in the second half of 2022, so necessitating the use of the larger tankers.

The final quarter of the year also witnessed a shift in Brazil’s trade flows from moving supply to Europe to a rebound in demand from China, thereby adding to the need for VLCCs in the Southern Atlantic basin.

As most of Euronav’s fleet is employed on the spot market, the Company was well placed to take advantage of the improved market conditions. Fleet renewal continued and it was decided to keep the modern (and more competitive) vessels on the spot market. We were able to dispose of our older tonnage at improved second hand prices.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2022 and 2021:

(USD in thousands)	2022	2021	$ Change	% Change
Voyage charter and pool revenues	737,280	348,439	388,841	112%
Time charter revenues	117,389	71,331	46,058	65%
Other operating income	15,141	10,255	4,886	48%
Gains on disposal of vessels/other tangible assets	96,160	15,068	81,092	538%
Total shipping revenues	965,970	445,093	520,877	117%
Voyage expenses and commissions	(175,187)	(118,808)	(56,379)	47%

Total shipping revenues increased by 117%, or $520.9 million, to $966.0 million for the year ended December 31, 2022, compared to $445.1 million for 2021.

Our voyage charter and pool revenues increased by 112%, or $388.8 million, to $737.3 million for the year ended December 31, 2022, compared to $348.4 million for 2021.

Time charter revenues increased by 65%, or $46.1 million, to $117.4 million for the year ended December 31, 2022, compared to $71.3 million for 2021.

The other income increased by 48% or $4.9 million, to $15.1 million for the year ended December 31, 2022, compared to $10.3 million for 2021. Other operating income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage. The increase is mainly due to the liquidated damages incurred on the sale of the 4 S-class vessels Sara, Sandra, Simone and Sonia.

For the gains on disposal of vessels/other tangible assets, please see below.

The increase in the revenues was partially offset by the increase in voyage expenses and commissions, which rose by 47% or $(56.4) million, to $(175.2) million for the year ended December 31, 2022, compared to $(118.8) million for 2021. Key driver was the increase in bunker cost following the increase in crude oil prices since the beginning of the year due to the war between Russia and Ukraine and the economic sanctions that have been imposed.

To conclude, our 2022 revenues fully recovered from a weak 2021, benefiting from improved market conditions.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets

The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2022 and 2021:

(USD in thousands)	2022	2021	$ Change	% Change
Net gain on sale of assets (including impairment on non-current assets held for sale)	95,813	15,068	80,745	536%

Net gain on sale of assets (including impairment on non-current assets held for sale). Net gain (loss) increased by 536%, or $80.7 million, to a net gain of $95.8 million for the year ended December 31, 2022, compared to a net gain of $15.1 million for 2021.

The net gain on the sale of assets amounted to $95.8 million in 2022, resulting from the sale of the following vessels:
•ULCC: Europe ($34.7 million)
•VLCC: Sara ($1.5 million), Sandra ($0.2 million), Simone ($0.4 million), and Sonia ($(0.3) million)
•Suezmax: Cap Pierre ($7.5 million), Cap Leon ($10.8 million), Cap Philippe ($12.9 million) and Cap Guillaume ($14.6 million)
•Bareboats: Navarin ($4.5 million), Neptun ($4.5 million) and Nucleus ($4.5 million)

The net gain on sale of assets of $15.1 million in 2021, represents the aggregate of a gain of $9.4 million recorded on the sale of the Suezmax Filikon, a gain of $1.2 million recorded on the sale and leaseback agreement for the VLCC Newton, and a gain of $4.5 million on the redelivery of the VLCC Nautilus.

Vessel Operating Expenses

The operating expenses relate mainly to the crewing expenses (including crew bonuses), technical and other costs (including shore staff working entirely on ship management) which are needed to operate tankers. In 2022, these expenses were lower compared to 2021, resulting from a smaller fleet size on average in 2022 compared to 2021, although taking into account the compensating increase due to the FSO Asia and FSO Africa fully owned as of June, 2022.
The following table sets forth our vessel operating expenses for the years ended December 31, 2022 and 2021:

(USD in thousands)	2022	2021	$ Change	% Change
Total VLCC operating expenses	127,898	145,219	(17,321)	(12)%
Total Suezmax operating expenses	74,381	75,487	(1,106)	(1)%
Total FSO operating expenses	13,815	—	13,815

Total vessel operating expenses	216,094	220,706	(4,612)	(2)%

Total vessel operating expenses slightly decreased by (2)%, or $(4.6) million , to $216.1 million during the year ended December 31, 2022, compared to $220.7 million for 2021.

Time charter-in expenses and bareboat charter-hire expenses

The charter-hire expenses in 2022 are entirely attributable to the internal short term time charter agreement with our joint venture Bari Shipholding Ltd. and the hire expenses for the barge (Cougar Satu) in relation to our fuel compliance program (see Note 12). The Group elected to apply the short-term lease exemption and accordingly, the lease payments were recognized as an expense and right-of-use assets and lease liabilities were not recognized. The decrease noted in 2022 compared to 2021 is due to the sale of Suezmax Bari (2005 - 159,186 dwt) on March 24, 2022.
The bareboat hire is related to four bareboat contracts ended on December 15, 2021 with one vessel (VLCC Nautilus) redelivered to the owners before December 31, 2021. The expenses for the bareboat hire days upon redelivery of the three remaining vessels (VLCCs Navarin, Neptun and Nucleus) were recorded as bareboat hire instead of accounting for a lease modification. All vessels were redelivered during the first quarter of 2022.
The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2022 and 2021:

(USD in thousands)	2022	2021	$ Change	% Change
Time charter-in expenses	3,912	8,473	(4,561)	(54)%
Bareboat charter-hire expenses	1,857	1,277	580	45%
Total charter hire expense	5,769	9,750	(3,981)	(41)%

Total charter hire expenses decreased by 41%, or $(4.0) million, to $5.8 million during the year ended December 31, 2022, compared to $9.8 million for 2021. The decrease was mainly related to the drop in time charter-in expenses, which decreased by 54%, or $(4.6) million, to $3.9 million during the year ended December 31, 2022, compared to $8.5 million for 2021.

General and administrative expenses

The following table sets forth our general and administrative expenses for the years ended December 31, 2022 and 2021:

(USD in thousands)	2022	2021	$ Change	% Change
General and administrative expenses	51,702	32,408	19,294	60%

General and administrative expenses include, amongst others, shore staff wages excluding shore staff working entirely on ship management, directors' fees, office rental, consulting fees, audit fees and tonnage tax, increased by 60%, or $19.3 million, to $51.7 million for the year ended December 31, 2022, compared to $32.4 million for 2021.

The increase in administrative expenses is mainly due to legal and other fees incurred in relation to the potential merger discussions with Frontline Plc, following the Combination Agreement, as well as the vesting of variable stock option plans of the Management Board (TBIP 2019).

The share-based payments (SBP) are lower compared to 2021 mainly due to the reversal of the provision on cash-settled share-based payments as the TBIP 2019 was fully vested during 2022 and for which the payout is reflected in the administrative expenses. In 2022, the LTIP 2015, LTIP 2019, LTIP 2020 and LTIP 2021 were recognized in the equity-settled share-based payment expenses.

The increase in tonnage tax for the year ended in 2022 is mainly driven by the unilateral decision of the Greek Authority to increase the tax regime.

Depreciation and amortization expenses

The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2022 and 2021:

(USD in thousands)	2022	2021	$ Change	% Change
Depreciation and amortization expenses	222,597	344,994	(122,397)	(35)%

Depreciation and amortization expenses decreased by 35%, or $(122.4) million, to $222.6 million for the year ended December 31, 2022, compared to $345.0 million for 2021. Main drivers are twofold. On the one hand, there is the re-assessment of the residual value as per December 31, 2021 which was taken into account prospectively and therefore having the largest effect on 2022 (compared to 2021). This impact amounted to $103.7 million fewer depreciation expenses compared to 2021. On the other hand, the change in vessel portfolio, following a large number of vessel sales during 2022, resulted in a decrease of the depreciation expenses of $19.6 million compared to 2021.

Net Finance Expenses

The following table sets forth our finance expenses for the years ended December 31, 2022 and 2021:

Recognized in profit or loss

(in thousands of USD)	2022	2021	$Change	%Change
Interest income	7,063	1,896	5,167	273%
Change in fair value of fuel derivatives recognized in P&L	6,132	1,668	4,464	268%
Foreign exchange gains	13,945	11,370	2,575	23%
Finance income	27,140	14,934	12,206	82%

Interest expense on financial liabilities measured at amortized cost	(85,418)	(57,961)	(27,457)	47%
Interest leasing	(1,237)	(2,378)	1,141	(48)%
Change in fair value of fuel derivatives recognized in P&L	(26,388)	(8,966)	(17,422)	194%
Fair value adjustment on interest rate swaps	(507)	(78)	(429)	550%
Other financial charges	(5,930)	(14,265)	8,335	(58)%
Foreign exchange losses	(13,529)	(11,893)	(1,636)	14%
Finance expense	(133,009)	(95,541)	(37,468)	39%

Net finance expense recognized in profit or loss	(105,869)	(80,607)	(25,262)	31%

Finance income is higher during the year ended December 31, 2022 compared to December 31, 2021 which is mainly due to an increased interest income received on the interest swaps enhanced by an increase in change in fair value of fuel derivatives recognized through P&L.

Finance expenses increased during the year ended December 31, 2022 compared to December 31, 2021. This is mainly due to an increase in interest expenses on financial liabilities enhanced by an increase in change in fair value of fuel derivatives recognized through P&L. The increased interest expenses on financial liabilities are mainly related to an increase in interest expenses on bank loans due to an increasing interest rate environment and a higher average outstanding debt compared to the period ended December 31, 2021. The increased expense in change in fair value of fuel derivatives is mainly due to the higher negative result on the fuel derivatives related to the hedging program of the bunker fuel on board of the Oceania.

The decrease in other financial charges is related to the bond renewal completed in 2021 as well as a decrease in commitment fees incurred during 2022 compared to 2021.

Interest leasing is the interest on lease liabilities.

Share of results of equity accounted investees, net of income tax

The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2022 and 2021:

(USD in thousands)	2022	2021	$ Change	% Change
Share of results of equity accounted investees	17,650	22,976	(5,326)	(23)%

The result of the equity accounted investees decreased by 23%, or $(5.3) million, to $17.7 million for the year ended December 31, 2022, compared to a result of $23.0 million for 2021. The decrease is driven by the fact that Euronav acquired 100% of the FSOs early June 2022, and so the results of the FSOs were no longer reported via the equity accounting method since then, instead they were fully consolidated in the different Profit and Loss line items of the Consolidated Statement of Profit or Loss.

More details can be found under Note 26 - equity accounted investees.

Income tax benefit/(expense)

The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2022 and 2021:

(USD in thousands)	2022	2021	$ Change	% Change
Income tax benefit (expense)	(2,804)	427	(3,231)	(757)%

The income tax expenses increased by 757%, or $(3.2) million, to $2.8 million for the year ended December 31, 2022, compared to a benefit of $0.4 million for 2021.

More details can be found under Note 7 - Income tax benefit (expense).

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

As of December 31, 2022 and December 31, 2021, we had $179.9 million and $152.5 million in cash and cash equivalents, respectively.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking repairs, installation of water ballast treatment systems and green retrofits), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledged under borrowings from commercial banks.

Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2022 and December 31, 2021, we had $100 million and $100 million in available syndicated credit lines, respectively.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2022 and December 31, 2021, we had $671.3 million and $595.3 million in available committed secured revolving credit facilities, respectively.

Net cash from (used in) operating activities during the year ended December 31, 2022 was $255.6 million, compared to $(25.3) million during the year ended December 31, 2021. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2022 will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this annual report.

As of December 31, 2022 and December 31, 2021, our total indebtedness was $1,795.6 million and $1,807.9 million respectively.

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

Our Borrowing Activities

	Amounts Outstanding as of
(USD in thousands)	December 31, 2022	December 31, 2021
Euronav NV Credit Facilities
$750.0 Million Senior Secured Credit Facility	—	—
$409.5 Million Senior Secured Credit Facility	—	65,000
$108.5 Million Senior Secured Credit Facility	68,748	75,985
$173.6 Million Senior Secured Credit Facility	117,002	130,307
$200.0 Million Senior Secured Credit Facility	90,000	55,000
$100.0 Million Sustainability Linked Senior Secured Credit Facility	—	—
$700.0 Million Senior Secured Credit Facility	470,000	370,000
$713.0 Million Sustainability Linked Senior Secured Credit Facility	350,756	524,135
$73.45 Million Sustainability Linked Senior Secured Credit Facility	71,155	—
$150.0 Million Sustainability Linked Senior Secured Credit Facility	141,747	—
$377.0 Million Sustainability Linked Senior Secured Credit Facility	40,000	—

Credit Line Facilities
Credit Lines	—	—

Senior unsecured bond
Senior Unsecured Bond	200,000	267,200

Treasury notes program
Treasury Notes Program	50,663	104,006

Other borrowings
Other borrowings	86,198	100,056

Total interest bearing debt	1,686,269	1,691,689

Joint Venture Credit Facilities (at 50% economic interest)
$220.0 Million Senior Secured Facility (TI Asia and TI Africa)	—	19,756

Total interest bearing debt - joint ventures	—	19,756

Euronav NV Credit Facilities
$750.0 Million Senior Secured Credit Facility
On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility was secured by 24 of our wholly-owned vessels. The facility was available for the purpose of (i) refinancing 21 vessels; (ii) financing four newbuilding VLCCs vessels as well as (iii) Euronav's general corporate and working capital purposes. This facility bore interest at LIBOR plus a margin of 195 bps. In September 2020, five vessels under this facility were refinanced under the $713.0 million Sustainability linked Senior Secured Credit Facility. The $750.0 million facility matured in July 2022 and the remainder of the vessels in the facility were refinanced in the new $377.0 million Sustainability linked Senior Secured Credit Facility in December 2022. As of December 31, 2022, and December 31, 2021, the outstanding balance on this facility was $0.0 million and $0.0 million, respectively. The credit facility was cancelled on June 30, 2022.

$409.5 Million Senior Secured Credit Facility
On December 16, 2016, we entered into a $409.5 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $500.0 Million Senior Secured Credit Facility. This facility was secured by 11 of our wholly-owned vessels. The revolving credit facility was reduced in 12 installments of consecutive six-month interval and a final $129.2 million repayment was due at maturity in January 2023. This facility bore interest at LIBOR plus a margin of 2.25%. Following the sale and lease back of the VLCC Nautica, Nectar and Noble in December 2019, this facility was reduced by $56.9 million. Following the sale of the VLCC Newton in February 2021, the total revolving credit facility was reduced by $16.3 million. Following the sale of VLCC Sara, Sandra, Sonia in the second quarter of 2022 and Simone in the fourth quarter of 2022 the commitment was reduced by $68.6 million. The facility was cancelled on December 1, 2022 and the vessels remaining in the facility VLCC Iris, Ingrid, Ilma were refinanced with the new $377.0 million Sustainability linked Senior Secured Credit Facility. As of December 31, 2022 and December 31, 2021, the outstanding balance on the $409.5 Million facility was $0.0 million and $65.0 million, respectively. The credit facility has been repaid and cancelled on September 30, 2022.

$108.5 Million Senior Secured Credit Facility
On January 30, 2017, the Group signed a loan agreement for a nominal amount of $110.0 million with the purpose of financing the Ardeche and the Aquitaine. On April 25, 2017, following a successful syndication, the loan was replaced with a new Korean Export Credit facility for a nominal amount of $108.5 million with Korea Trade Insurance Corporation (K-sure) as insurer. The new facility is comprised of (i) $27.1 million “commercial tranche”, which bears interest at LIBOR plus a margin of 1.95% per annum and (ii) a $81.4 million tranche insured by K-sure which bears interest at LIBOR plus a margin of 1.50% per annum. The facility is repayable over a term of 12 years, in 24 installments at successive six month intervals, each in the amount of $3.6 million together with a balloon installment of $21.7 million payable with the 24th installment on January 12, 2029. The K-sure insurance premium and other related transaction costs for a total amount of $3.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $68.7 million and $76.0 million, respectively in aggregate. This facility is secured by the VLCCs the Ardeche and the Aquitaine. The facility agreement also contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.

$173.6 Million Senior Secured Credit Facility
On March 22, 2018, we entered into a $173.6 million revolving credit facility with Crédit Agricole Corporate and Investment Bank, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $69.4 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $104.1 million provided by the Export-Import Bank of Korea, which we refer to as “Kexim tranche”. We used the proceeds of this facility to finance our acquisition of the Suezmax newbuildings Cap Quebec, Cap Pembroke, Cap Port Arthur, and Cap Corpus Christi, which were delivered to us on March 26, 2018, April 25, 2018, August 8, 2018 and August 29, 2018, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $13.9 million repayment is due at maturity in 2030.The Kexim tranche bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval till maturity in 2030. The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on March 28, 2025, with 13 months' notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $117.0 million and $130.3 million, respectively.

$200.0 Million Senior Secured Credit Facility
On September 7, 2018, we entered into a $200.0 million senior secured credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $581.0 million senior secured loan facility, our $67.5 million senior secured loan facility (Larvotto), and our $76.0 million secured loan facility (Fiorano). This facility is secured by nine of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.0 repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.0% per annum plus applicable mandatory costs. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $90.0 million and $55.0 million, respectively.

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
$700.0 Million Senior Secured Credit Facility
On August 28, 2019, we entered into a $700.0 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $633.5 million senior secured loan facility. This facility is secured by 13 of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $407.0 repayment is due at maturity on January 31, 2026. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Targets to reduce our GHG emissions with compliance being rewarded with a reduced interest coupon by five basis points Following the achievement of the sustainability performance target for 2021 the margin was reduced to 2.30% as from May 2022. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $470.0 million and $370.0 million, respectively.

$713.0 Million Sustainability Linked Senior Secured Credit Facility
On September 11, 2020, the Group entered into a $713.0 million sustainability linked loan with specific targets to emission reduction, or the $713.0 Million Sustainability Linked Senior Secured Credit Facility. This facility is secured by 16 of our wholly-owned vessels, 13 VLCCs and three Suezmaxes. The credit facility will mature on March 31, 2026 and carries a rate of LIBOR plus a margin of 2.35% with margin adjustment of plus or minus 0.05%. The facility consists of (i) a revolver of 469.0 million to refinance the $340.0 million senior secured credit facility and part of the $750.0 million senior secured credit facility and (ii) a term loan of 244.0 million to finance the acquisition of four newbuilding VLCCs with delivery in the first quarter of 2021. The facility includes terms with clear targets to reduce our GHG emissions with compliance being rewarded with a reduced interest coupon of five basis points. Following the achievement of the sustainability performance target for 2021 the margin was reduced to 2.30% as from May 2022. As of December 31, 2022 and December 31, 2021 the outstanding balance under this facility was $350.8 million and $524.1 million, respectively.

€80.0 Million Unsecured Credit Line Facility

On April 7, 2021, the Group entered into an €80 million ($100 million) unsecured revolving credit facility. This new facility has been concluded with a range of commercial banks and the support of Gigarant, with sustainability and emission reductions as a component of the margin pricing points. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2021 will be supported by compliance with the Poseidon principles.Following the achievement of the sustainability performance target for 2021 the margin was reduced to 1.45 % as from May 2022. The facility has a duration of minimum three years, with two one-year extension options of which the first 1-year extension option has been exercised. As of 2022, and December 31, 2021 the outstanding balance on this facility was $0.0 million and $0.0 million.

$73.45 Million Sustainability-linked Senior Secured Credit Facility
On December 2, 2021, the Group entered into a secured $73.45 million sustainability linked loan at LIBOR to finance two newbuilding Suezmaxes which have been delivered in the first quarter of 2022. The loan has been concluded with DNB and includes terms with clear targets to reduce our GHG emissions on the basis of the Poseidon Principles with compliance being rewarded with a reduced interest coupon of five basis points.The facility will have a duration of six years. As of 2022, and December 31, 2021 the outstanding balance on this facility was $71.2 million and $0.0 million.

$150.0 Million Sustainability-linked Senior Secured Credit Facility

On June 21, 2022, the Group entered into a $150 million senior secured amortizing term loan facility to finance the acquisition of the 50% ownership in the FSO joint ventures. The new facility has been concluded with ING and ABN Amro who were also the supporting banks in the existing facility. At the same time the existing facilities for the FSO JV companies which were maturing in July 2022 and September 2022 have also been repaid (see Note 26). The new facility carries a rate of daily compounded SOFR plus a margin of 2.15% with margin adjustment of plus or minus 10 bps. The new facility is linked to the sustainability performance of the Company. The commercial terms include a reduction of the interest rate when the Company achieves its targets in relation to two sustainability KPI's. The facility has a duration of 7.75 years with maturity on March 30, 2030. As of December 31, 2022, the outstanding balance on this facility was $141.7 million.

€ 377.0 Million Sustainability-linked Senior Secured Credit Facility
On December 6, 2022, the Group entered into a $377.0 million senior secured amortizing facility comprising a revolving credit facility of up to $307.0 million and a newbuild term loan facility of up to $70.0 million and an upsize term loan facility of, initially, $0 which may be increased to up to $70 million and has been concluded with a syndicate of banks and Nordea Bank Norge SA acting as Agent and Security Trustee. The facility was concluded to refinance the $750.0 million senior secured amortizing revolving credit facility dated August 19, 2015 and the $409.5 million senior secured amortizing revolving credit facility dated December 16, 2016. Additionally the facility was used to finance the purchase of two second hand eco scrubber fitted VLCC’s purchased in the second quarter of 2023 and to finance one newbuilding VLCC with the option of a second one. The new facility will mature on January 10, 2028 and is based on Term SOFR plus a margin of 1.90% with a margin adjustment possibility of 0.10% based on 3 sustainability KPI’s. As of December 31, 2022, the outstanding balance on this facility was $40.0 million. The credit facility is currently secured by 8 of our wholly-owned vessels.

$200.0 Million Senior Unsecured Bond
On May 31, 2017, we completed an issuance of $150.0 million of senior unsecured bonds with a fixed coupon of 7.50% and maturity in May 2022. Euronav NV served as guarantor of the bonds. The net proceeds from the bond issuance were being used for general corporate purposes. DNB Markets, Nordea and Arctic Securities AS acted as joint lead managers in connection with the placement of the bonds. The related transaction costs for a total of $2.7 million were amortized over the lifetime of the bonds using the effective interest rate method. The bonds were listed on the Oslo Stock Exchange on October 23, 2017.

On June 14, 2019, we successfully completed a tap issue of $50 million under the existing senior unsecured bonds. The bonds were guaranteed by Euronav NV, maturing in May 2022 and were carrying a coupon of 7.50% The tap issue was priced at 101% of par value.

In the course of the first quarter of 2020, the company bought back $1.0 million face value of its $200.0 Million Senior Unsecured Notes at an average price of 15% below face value.

On September 2, 2021, we announced a successful placement of $200 million senior unsecured bonds. The bonds mature in September 2026 and carry a coupon of 6.25%. The bonds were successfully listed on the Oslo Stock Exchange as of March 22, 2022. The related transaction costs of $3.3 million are amortized over the lifetime of the instrument using the effective interest rate method. The net proceeds from the bond issue are used for general corporate purposes and/or refinancing of the existing $200 million bond (ISIN: NO0010793888) that matured in May 2022. As part of this transaction, we bought back $132 million of the $200 million senior bonds issued in 2017 and due to mature in May 2021. DNB Markets, Nordea, SEB and Arctic Securities AS acted as joint bookrunners in connection with the placement of the bond issue. In line with the successful placement of the new $200 million senior unsecured bond, the old bond has been fully repaid during the second quarter of 2022.

As of December 31, 2022, and December 31, 2021, the outstanding balance under these Unsecured Notes was $200.0 million and $267.2 million, respectively.

€150.0 Million Treasury Notes Program

On June 6, 2017, we entered into an agreement, or the Dealer Agreement, with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Treasury Notes Program with a maximum outstanding amount of €50.0 million. On October 1, 2018, we amended the agreement to increase the maximum outstanding amount to €150.0 million, while appointing KBC Bank NV as additional dealer for the program. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of December 31, 2022 and December 31, 2021, the outstanding balances under this program was $50.7 million (€47.5 million) and $104.0 million (€91.8 million), respectively

Other borrowings
On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. At the end of the bareboat contract, the vessels will be redelivered to their new owners. Euronav may, at any time on and after the 1st anniversary, notify the owners by serving an irrevocable written notice at least three months prior to the proposed purchase option date of the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

Joint Venture Credit Facilities (at 50% economic interest)
$220.0 Million Secured Loan Facility (TI Asia and TI Africa)
On March 29, 2018, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd. entered into a $220.0 million senior secured credit facility. The facility consisted of a term loan of $110.0 million and a revolving loan of $110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The term loan consisted of two tranches; the FSO Asia Term loan of $54.0 million, maturing on June 21, 2022 and the FSO Africa Term loan of $56.0 million, maturing on September 22, 2022. The revolving credit facility consisted of two tranches; the FSO Asia revolving loan of $54.0 million, maturing on June 21, 2022 and the FSO Africa revolving loan of $56.0 million, maturing on September 22, 2022. On June 21, 2022, the Group entered into a new $150 million senior secured amortizing term loan facility to finance the acquisition of the 50% ownership in the FSO joint ventures (see above). At the same time the existing facilities for the FSO JV companies which were maturing in July 2022 and September 2022 have been repaid (see Note 26).

As of December 31, 2022 and December 31, 2021, the outstanding balance under the $220.0 Million Secured Loan Facility was $0.0 million and $19.8 million.

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

All existing financing Arrangements, including the Bonds, contain a change of control (CoC) clause, which is triggered if a shareholder would acquire 50%+1 of the shares or voting rights in Euronav. In certain existing financing arrangements (e.g., the $713,000,000 facility agreement or the €80,000,000 facility agreement) the threshold would be 30%+1 of the shares or voting rights in Euronav.

In connection to the senior secured FSO loan of $150 million, the facility contains a specific covenant whereby each borrower need to ensure that its financial position shall at all times during the Security Period be such that the Debt Service Cover Ratio in respect of it shall be equal or higher than 1.1x.

Under the existing facility agreements, the occurrence of a CoC would, trigger a mandatory prepayment and cancellation event. Except for the €80,000,000 ($100 million) facility agreement, the existing facility agreements do not contain the option or right of lenders not to ask for prepayment.

Under the bonds, the occurrence of a CoC would trigger a put option event, allowing each bondholder to require that Euronav Luxembourg SA (Euronav Luxembourg) purchases all or some of the bonds held by that bondholder at a price equal to 101 per cent. of the nominal amount (i.e., at a premium of 1%) .

Under most of the existing financing arrangements, including the bonds, Euronav undertook not to consolidate, amalgamate or merge with any other entity which may, in the reasonable opinion of the majority lenders, have a material adverse effect under the respective arrangement. The conclusion on whether the contemplated merger would have a material adverse effect, ultimately depends on the factual interpretation of the transaction by the majority lenders. The $173,550,300 facility agreement does not contain a material adverse effect qualifier, prohibiting any merger, irrespective of its (material adverse) effects. A breach of the "no merger undertaking" would trigger an event of default under the existing financing Arrangements.

Under the facility agreements, Euronav could, in theory, request a waiver of the "no merger undertaking" together with a suspension of other relevant undertakings (e.g., "maintenance of status"), in order to execute the contemplated merger. The consent of all lenders would be required for the waiver to be effective, with the exemption of the €80,000,000 facility agreement, for which a consent from the majority lenders would suffice.

Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things:

•effect changes in management of our vessels;
•transfer or sell or otherwise dispose of all or a substantial portion of our assets;
•declare and pay dividends; and
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

In addition, we have provided, and may provide in the future, unsecured loans to our joint ventures which we consider economically as equivalent to investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2022 and December 31, 2021, $0 million and $39.5 million was outstanding respectively under these joint venture loan agreements, of which we guaranteed $0.0 million and $19.8 million.

As of December 31, 2022 and December 31, 2021, we were in compliance with all of the covenants contained in our debt agreements, and our joint ventures were in compliance with all of the covenants contained in their respective debt agreements.

Guarantees

We have provided guarantees to financial institutions that have provided credit facilities in 2019 to two of our joint ventures, in the aggregate amount of $0.0 million as of December 31, 2022 and $19.8 million as of December 31, 2021.

In addition, on July 14, 2017 and September 22, 2017, TI Asia Ltd. and TI Africa Ltd., two former 50%-owned joint ventures and as of June 7, 2022 100% owned, which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into two guarantees of up to $5.0 million each with ING Bank, in favor of North Oil Company in connection with its use of the FSO Asia and FSO Africa. These guarantees terminated on October 21, 2022 for the FSO Asia and December 21, 2022 for the FSO Africa. These guarantees have not been called upon.

Recent Developments

Changes in Fleet Composition

On February 21, 2023, the Company reported on the sale of Suezmax Cap Charles (2006 - 158,881 DWT). This sale is part of our ongoing fleet renewal strategy and in response to new regulations such as EEXI (Energy Efficiency Existing Ship Index) which came into force earlier this year. This transaction generated a capital gain of $22.1 million. The Cap Charles was debt free and was delivered to her new owner on February 16, 2023.

On January 11, 2023, Euronav took delivery of the VLCC newbuilding Cassius (2023 – 299,158 dwt) and on February 28, 2023 of the VLCC newbuilding Camus (2023 – 299,158 dwt), which have been purchased in April 2021.

On March 10, 2023, Euronav announced it signed an agreement with the United Nations (UN) to sell the Nautica, a VLCC, as part of a wider salvage operation for the FSO Safer located in Yemen. The vessel will replace the FSO Safer (1976 – 406,639 dwt) and will stay there. Euronav will help operate the vessel including after the transfer of the oil for several months afterwards.

On April 1, 2023, Euronav lifted the purchase option of the Nautica, and since then the vessel is again part of its owned fleet.

Conflicts

The war between Russia and Ukraine has and will continue to impact our business in the following areas:

•Freight Rates – Structural ton mile enhancement from Russian dislocation has positively impacted the freight rates. The Company has suspended its operations with Russian customers which has in the past represented an insignificant portion of the Company’s turnover.

•Bunker Fuel Cost – due to the risk within the market, and the self-sanctioning of Russian oil flows, the price of marine fuels has increased and will continue to be high for the foreseeable future. This is due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO, VLSFO and MGO markets. These price increases will negatively impact the cost structure of the vessels making it more expensive to ship freight on long haul voyages. The spread between HSFO and VLSFO was at a high level, prior to Russia’s invasion of Ukraine, but has begun to decrease as the removal of Russian origin HSFO from the market has begun to tighten up supplies in Europe and in the Mediterranean.

•The Company acknowledges that Cybersecurity risks have increased by taking appropriate mitigating actions.

•Crew – the impact to our officers and crew that are from Russia and Ukraine remain limited.

Frontline Merger

During the first months of 2023, Euronav has responded to the unilateral termination of the Combination Agreement by Frontline.

On January 18, 2023, the Company announced that it had filed an application request for urgent interim and conservatory measures in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement. Euronav requested to suspend such termination pending a determination on the merits pursuing primarily the specific performance of the Combination Agreement.

On January 30, 2023, the Company announced that it had filed an application request for arbitration on the merits in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement.

On February 7, 2023, the Company received an arbitration decision in the context of its application request for urgent interim and conservatory measures in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement. The emergency arbitrator dismissed Euronav’s request for provisional and interim measures on the basis of the specific and procedural rules applicable to the emergency proceedings and in particular a lack of urgency for Euronav in obtaining the requested interim and provisional measures.

Famatown Finance Limited (“Famatown”), a related-party to Frontline’s largest shareholder, has continued to accumulate shares of Euronav. The total of these transactions means that Famatown (together with Frontline), hold 50,426,478 shares in Euronav, or 24.99% of the shares outstanding (excluding treasury shares). The Supervisory Board of Euronav has reached out pro-actively to Famatown to understand its intentions and intends to maintain a constructive dialogue, as it pursues with all Euronav shareholders and stakeholders. CMB NV and its affiliates (“CMB”) jointly own 25% of the voting shares of Euronav (excluding treasury shares).

Special General Meeting

On January 16, 2023, the Company received a letter from CMB requesting that the Supervisory Board convenes a general meeting of Euronav (Special General Meeting), pursuing the replacement of all members of the Supervisory Board of Euronav.

On March 23, 2023, the Company organized the Special General Meeting. Shareholders voted to maintain independent directors Grace Reksten Skaugen, Anita Odedra, Carl Trowell. They approved a resolution proposed by CMB to terminate the mandates of the other independent Board members Anne-Hélène Monsellato and Steven Smith. In line with the Supervisory Board’s recommendations, shareholders also approved the appointments of four new directors: John Fredriksen and Cato H. Stonex, representing Famatown; and Marc Saverys and Patrick De Brabandere, representing CMB. The resulting composition of the new Supervisory Board is as follows:

•Grace Reksten Skaugen (independent)
•Anita Odedra (independent)
•Carl Trowell (independent)
•John Fredriksen (non-independent)
•Cato H. Stonex (non-independent)
•Marc Saverys (non-independent)
•Patrick De Brabandere (non-independent)

Inflation and Interest Rates Risk

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

C.     Research and Development, Patents and Licenses
Not applicable.

D.    Trend information
The supply and demand patterns for ships continue to have the biggest impact on revenues. Generally, the global demand for oil transportation on ships is affected by the global demand for crude oil, which in turn is highly dependent on the state of the global economy. Economies across the world have now largely recovered from the outbreak of COVID-19, which brought about restrictions on economic activity, which in turn heavily affected global oil demand. Most forecasting agencies view 2022 oil demand to be in line with, if not above, pre-COVID levels. The tanker market are in recovery mode and along with oil demand, tanker demand has returned to similar levels to 2019. Platts currently estimates that demand for oil in 2022 to have averaged 100.5 million barrels per day, an increase of 2.2 million barrels compared to 2021.

The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also on how this oil is traded. For example, the market has continued to see a significant uptick in exports emanating from the US Gulf and other Atlantic based producers, most of which have been destined for China, India, and other Far Eastern customers. This oil travels a substantially longer distance than crude oil originating from the Arabian Gulf traveling to the same destination, and hence the transportation of this oil entails a larger employment of the crude tankers. The current trend is a rise in crude exports from the Atlantic basin combined with demand growth centered in the Far East providing longer employment times for crude tankers for the incremental barrel produced. Freight markets have been returned to positive territory and the outlook for the medium term is for this trend to continue. The trend for financing of shipping companies is likely to remain challenging with sustainability features and targets becoming more standard in all finance facilities.

The supply of tankers is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through recycling or conversion) and the number of vessels tied up in alternative employment such as storage. The tanker orderbook is at historically low levels, with the VLCC orderbook equal to 3% of the fleet and Suezmax orderbook equal to 2% of the current fleet. The fleet exit program has been measured over the past year, though several factors point to the possibility of more recycling in the near term. We expect regulatory requirements to push a number of ships out of the trading fleet as owners are faced with the alternative of putting their older vessels through costly upgrades to comply with new directives, such as the Ballast Water Management Convention. The requirement for vessels to now burn low sulfur fuel and adhere to strict EEXI requirements starting this year is among other factors that may cause ship owners to re-evaluate the longevity of some of their older tonnage.In addition, 15% of the VLCC fleet and 19% of the Suezmax fleet is currently at an age at which shipowners would naturally look at divesting the tonnage (18+ years old).

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

Please see "Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions.

E.    Critical Accounting Estimates

Not applicable

F.    Safe Harbour
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.          Directors and Senior Management
Set forth below are the names, ages and positions of the members of our Supervisory Board or the Supervisory Board Members, and of our Management Board, or the Management Board Members as of the date of this annual report. Our Supervisory Board is elected annually on a staggered basis, and each member holds office for a term of maximum four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All members of the Supervisory Board whose term expires are eligible for re-election. Officers are appointed from time to time by our Supervisory Board and hold office until a successor is appointed or their engagement is terminated. The business address of each of our Supervisory Board Members and Management Board Members listed below is Euronav NV, De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Age	Position	Date of Expiry of Current Term (for Supervisory Board)
Grace Reksten Skaugen	69	Chairwoman of the Supervisory Board	Annual General Meeting 2024
Anita Odedra	52	Supervisory Board Member	Annual General Meeting 2023
Carl Trowell	54	Supervisory Board Member	Annual General Meeting 2023
Marc Saverys*	69	Supervisory Board Member	Annual General Meeting 2026
Patrick De Brabandere*	64	Supervisory Board Member	Annual General Meeting 2026
John Fredriksen*	78	Supervisory Board Member	Annual General Meeting 2026
Cato H. Stonex*	59	Supervisory Board Member	Annual General Meeting 2026
Hugo De Stoop[1]	50	Chief Executive Officer, Management Board Member
Lieve Logghe[2]	54	Chief Financial Officer, Management Board Member
Alex Staring[3]	57	Chief Operating Officer, Management Board Member
Egied Verbeeck[4]	48	General Counsel, Management Board Member
Brian Gallagher	52	Head of Investor Relations, Management Board Member
Michail Malliaros	49	General Manager Euronav Ship Management Hellas, Management Board Member
Sofie Lemlijn	37	Secretary General, Management Board Member

1 Mr. Hugo De Stoop is acting as permanent representative of Hecho BV;
2 Ms. Lieve Logghe is acting as permanent representative of Tincc BV;
3 Mr. Alex Staring is acting as permanent representative of AST projects BV;
4 Mr. Egied Verbeeck is acting as permanent representative of Echinus BV;

* At our Special General Meeting (the “SGM”) on March 23, 2023, shareholders approved the appointments of four new directors: Mr. Marc Saverys and Mr. Patrick De Brabandere, whose appointment to the Supervisory Board had been called for by CMB, one of our major shareholders, and Mr. John Fredriksen and Mr. Cato H. Stonex, whose appointment to the Supervisory Board had been called for by Famatown Finance Limited, one of our major shareholders. At the SGM, our shareholders also voted to reelect our independent directors Grace Reksten Skaugen, Anita Odedra and Carl Trowell and approved a resolution proposed by CMB to terminate the mandates of the other independent Board members, Anne-Hélène Monsellato and Steven Smith. Biographical information concerning the Members of the Supervisory Board and Management Board listed above is set forth below.

Supervisory Board Members

Grace Reksten Skaugen, chairwoman of our Supervisory Board Members, serves and has served on the Supervisory Board since the AGM on May 12, 2016 and is Chair of the Remuneration Committee and a member of the Corporate Governance and Nomination Committee, as well as of the Sustainability Committee. Ms. Reksten Skaugen is a Trustee member of The International Institute of Strategic Studies in London. From 2002 until 2015, she was a member of the Board of Directors of Statoil ASA. She is presently a Board member of Investor AB, Lundin Petroleum AB, and PJT Partners, a US boutique investment bank. In 2009 she was one of the founders of the Norwegian Institute of Directors, of which she continues to be a member of the Board. From 1994 to 2002 she was a Director in Corporate Finance in SEB Enskilda Securities in Oslo. She has previously worked in the fields of venture capital and shipping in Oslo and London and carried out research in microelectronics at Columbia University in New York. She has a doctorate in Laser Physics from Imperial College of Science and Technology, University of London. In 1993 she obtained an MBA from the BI Norwegian School of Management. The Company’s Supervisory Board has determined that Ms. Skaugen is considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.
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

Marc Saverys serves on the Supervisory Board since the SGM of March 23, 2023 as a non-independent member. Marc Saverys holds a degree in law from the University of Ghent. In 1975 he joined Bocimar’s chartering department, the dry bulk division of the CMB Group. In 1985 he left Bocimar and became Managing Director of Exmar, which at that time became a diversified shipowning company, where he was in charge of the drybulk division. He became a director of CMB Group in 1991 and was Managing Director of CMB Group from April 1992 through September 2014 when he was appointed as chairman. During the period from 2003 through July 2014, he served as the Chairman of the Board of Euronav, and served as a Vice-Chairman of the Board of Euronav from July 2014 until December 2015.

Patrick De Brabandere serves on the Supervisory Board since the SGM of March 23, 2023 as a non-independent member. He is the Chairman of the Audit and Risk Committee and a member of the Remuneration Committee and of the Corporate Governance and Nomination Committee. Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again until June 2022. He currently is a director of CMB NV and he also sits on the board of CMB.TECH NV since April 2021.

John Fredriksen serves on the Supervisory Board since the SGM of March 23, 2023 as a non-independent member. John Fredriksen is a Norwegian-born Cypriot businessman based in London. Trusts settled by Mr. Fredriksen for the benefit of his close family members control significant interests in shipping, offshore, property, fish farming and other industries where the most known shipping interests are the publicly listed companies Frontline Plc, Golden Ocean Ltd, SFL Corp. Ltd, Flex LNG Ltd and Avance Gas ASA. He has over the last seven decades become one of the most prominent figures in the shipping industry with the key philosophy being efficient and transparent business operations focused on generating shareholder returns.

Cato H. Stonex serves on the Supervisory Board since the SGM of March 23, 2023 as a non-independent member. He is a member of the Remuneration Committee and a member of the Corporate Governance and Nomination Committee. Mr. Stonex has had a long career in fund management, initially with J Rothschild Investment Management. He was a founder partner of institutional equity portfolio firm Taube Hodson Stonex, where he spent 20 years, after which he established Partners Investment Company. He is a founder and director of Obotritia and has been a director of Axiare and Arima since 2016. Mr. Stonex holds a degree from the London School of Economics and Political Science, where he served as a governor and is now an emeritus governor. He has chaired LSE’s Development Committee, and is now an advisor to the Endowment Investment Committee.

Management Board Members

Hugo De Stoop serves on the Management Board as Chief Executive Officer as of May 2019. During 2020, he took up the role of Chair of the Sustainability Committee. Mr. De Stoop served as our Chief Financial Officer since 2008, after serving as our Deputy Chief Financial Officer and Head of Investor Relations beginning in 2004. Mr. De Stoop has been a member of our Management Board since 2008. Mr. De Stoop started his career in 1998 with Mustad International Group, an industrial group with over 30 companies located in five continents where he worked as a project manager on various assignments in the United States, Europe and Latin America, in order to integrate recently acquired subsidiaries. In 1999, Mr. De Stoop founded First Tuesday in America, the world's largest meeting place for high tech entrepreneurs, venture capitalists and companies and helped develop the network in the United States and in Latin America and, in 2001, was appointed member of the Board of Directors of First Tuesday International. In 2000, he joined Davos Financial Corp., an investment manager for UBS, specializing in Asset Management and Private Equity, where he became an Associate and later a Vice President in 2001. He conducted several transactions, including private placement in public equities and investments in real estate. Mr. De Stoop studied in Oxford, Madrid and Brussels and graduated from ULB (École Polytechnique) with a Master of Science in engineering. He also holds an MBA from INSEAD.

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
Michail Malliaros joined Euronav Ship Management Hellas in 2005 and was appointed as General Manager Ship Management Hellas in June 2022. Mr. Malliaros started as Chief Mate and later as Marine Master, after which he became HSQE Superintendent in 2012, holding also the roles of Deputy Designated Person Ashore and Deputy Company Security Officer. In 2015, he was appointed as General Manager to the Euronav Singapore Office at its inception and held this position until 2018. From 2017 onwards, Mr. Malliaros was assigned with the role of Fleet Personnel Manager. Prior to Euronav, Michail held the position of Marine Operator and gained seagoing experience in various shipping companies. He graduated from the Public Academy of Merchant Marine of Aspropyrgos as a Second Officer in 1996. He is an Associate Member of the Hellenic Marine Environment Protection Association (HELMEPA), a member of Intertanko Nautical Subcommittee, a Fellow of the Institute of Chartered Shipbrokers and a Chartered Shipbroker.

Sofie Lemlijn joined Euronav in 2019 and was appointed Senior Legal Counsel.  Since 2022, she also picked up the role of Secretary General. Before joining Euronav, she worked almost 10 years for the privately owned Dutch Ship-owner Vroon where she took up various roles (i.e. Legal Counsel, Business Development Analyst and Sale & Purchase Manager) and therefore gained excessive experience in the various fields of the Shipping industry accordingly. Sofie Lemlijn graduated as Master of Laws (LLM) at the Catholic University of Leuven in 2008 after which she obtained two additional Masters, i.e. Intellectual Property Law at the Catholic University of Brussels in 2009 and Shipping & Transport Law at the University of Antwerp in 2011. In 2019 she graduated as executive Master of Business Administration (MBA) at the Vlerick Business School.

B.          Compensation
B.1. Compensation of the Supervisory Board Members
The compensation of our Supervisory Board is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the Remuneration Committee and approved at the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies.
The remuneration in 2022 of the members of the Supervisory Board is reflected in the table below:

Name	Fixed fee	Attendance fee Board	Audit and Risk committee	Attendance fee Audit and Risk Committee	Remuneration Committee	Attendance fee Remuneration Committee	Corporate Governance and Nomination Committee	Attendance fee Corporate Governance and Nomination Committee	Sustainability committee	Attendance fee Sustainability Committee	Total
Grace Reksten Skaugen	€135,000	€40,000	€0	€0	€5,625	€20,000	€5,000	€20,000	€5,000	€20,000	€250,625
Carl Steen	€71,667	€10,000	€5,000	€5,000	€1,250	€5,000	€1,250	€5,000	€0		€104,167
Anne-Hélène Monsellato	€60,000	€40,000	€40,000	€20,000	€0	€0	€0	€0	€0	€0	€160,000
Anita Odedra	€60,000	€40,000	€20,000	€20,000	€0	€0	€0	€0	€5,000	€20,000	€165,000
Carl Trowell	€60,000	€40,000	€0	€0	€5,000	€20,000	€7,500	€20,000	€0	€0	€152,500
Steven Smith	€45,000	€30,000	€15,000	€15,000	€5,625	€15,000	€3,750	€15,000	€0	€0	€144,375
Total	€431,667	€200,000	€80,000	€60,000	€17,500	€60,000	€17,500	€60,000	€10,000	€40,000	€976,667

B.2. Compensation of the Management Board Members
The fixed and variable remuneration in 2022 of the members of the Management Board is reflected in the table below:

Remuneration of Management Board Members for the previous financial year

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Remuneration	Director Fees	Fringe benefits
De Stoop Hugo, represented by HECHO Management	CEO	€314,496	€292,000	€17,142	€334,875			€958,513	65.06%	34.94%
Staring Alex, represented by AST Projects	COO	€255,732	€295,000	€0	€172,951			€723,683	76.10%	23.90%
Verbeeck Egied, represented by ECHINUS BV	General Counsel	€219,960	€180,000	€17,142	€174,135			€591,237	70.55%	29.45%
Logghe Lieve, represented by TINCC BV	CFO	€372,500	€90,000	€0	€202,134			€664,634	69.59%	30.41%
Gallagher Brian	IR Manager	£121,917	£0	£0
Bourboulis Stamatis	GM Hellas	€365,625	€0	€11,730	€48,582		€18,281	€444,218	89.06%	10.94%
(1) Only takes into account the remuneration under the STIP, for information in respect of remuneration under the Company’s Long Term Incentive Plans (LTIPs) please refer to table under Item 6. E. Share Ownership.

Remuneration of Management Board Members for the reported financial year

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items (2)	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Remuneration	Director Fees	Fringe benefits
De Stoop Hugo, represented by HECHO Management	CEO	€314,496	€292,000	€17,142	€662,250			€1,285,888	48.50%	51.50%
Staring Alex, represented by AST Projects	COO	€255,732	€295,000	€0	€513,906			€1,064,638	51.73%	48.27%
Verbeeck Egied, represented by ECHINUS BV	General Counsel	€219,960	€180,000	€17,142	€430,463			€847,565	49.21%	50.79%
Logghe Lieve, represented by TINCC BV	CFO	€372,500	€90,000	€0	€463,575	€627,600		€1,553,675	70.16%	29.84%
Gallagher Brian	IR Manager	£190,000	£0	£0	£133,921		£7,917	£331,838	59.64%	40.36%
Bourboulis Stamatis	GM Hellas	€233,010	€0	€0	€0	€182,000	€18,281	€433,291	100.00%	—%
(1) Only takes into account the remuneration under the STIP, for information in respect of remuneration under the Company’s Long Term Incentive Plans (LTIPs) please refer to table under Item 6. E. Share Ownership.
(2) Amounts related to Mr. Bourboulis's retirement compensation as per Greek law and Ms. Logghe's signing bonus.

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

Our Supervisory Board currently consists of seven members, three of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules and regulations of the NYSE: Ms. Skaugen, Ms. Odedra and Mr. Trowell.
Our Supervisory Board has established the following committees, and may, in the future, establish such other committees as it determines from time to time:
Audit and Risk Committee
Our Audit and Risk Committee consists of three members (all three members of whom are independent under the Exchange Act and NYSE rules and regulations): Mr. De Brabandere, as Chair, Ms. Skaugen and Ms. Odedra. Our Audit and Risk Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit and Risk Committee advises the Supervisory Board in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Supervisory Board has determined that Mr. De Brabandere qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.
Corporate Governance and Nomination Committee
Our Corporate Governance and Nomination Committee consists of five members: Mr. Trowell, as Chair, Ms. Skaugen, Ms. Odedra, Mr. De Brabandere and Mr. Stonex. Our Corporate Governance and Nomination Committee is responsible for evaluating and making recommendations regarding the size, composition and independence of the Supervisory Board and the Management Board, including the recommendation of new Supervisory Board members and the appointment of new Management Board members.
Remuneration Committee
Our Remuneration Committee consists of five members: Ms. Skaugen, as Chair, Mr. Trowell, Ms. Odedra, Mr. De Brabandere and Mr. Stonex. Our remuneration committee is responsible for assisting and advising the Supervisory Board on determining compensation of its members, members of the Management Board and other employees and administering our compensation programs.
Sustainability Committee
Our Sustainability Committee (formerly known as ESG & Climate Committee) consists of five members: Mr. De Stoop, as Chair, Ms. Skaugen, Ms. Odedra, Mr. Verbeeck, Mr. Gallagher and Mr. Bourboulis was a member until July 4, 2022 at which time he retired. The Sustainability Committee is an advisory body to the Supervisory Board. The main role of the Sustainability Committee is to assist and advise the Supervisory Board in monitoring the performance as well as key risks and opportunities that the Company faces in relation to environmental, social and climate matters. In this respect the Sustainability Committee will oversee the Company’s conduct and performance on ESG matters as well as its reporting thereon, in order to inform the Supervisory Board and make recommendations it deems appropriate on any area within its remit where action or improvement is needed.

D.          Employees

As of December 31, 2022, we employed approximately 2,946 (2021: 3,147 and 2020: 3,720) people, of which:

•approximately 198 onshore employees (2021: 193 and 2020: 220) based in our offices in Greece, Belgium, United Kingdom, France, Switzerland, Hong Kong, Geneva, and Singapore, and

•approximately 2,752 seagoing officers and crew (2021: 2,954 and 2020: 3,500).

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

Equity Incentive Plans

(1) validity of the plan
(2) retired in the course of 2022

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

In the course of 2022, all beneficiaries have exercised their stock options. The company has paid each beneficiary a cash amount, equal to the number of options totals (closing price on the date of exercise minus the exercise price), as reflected in the table above.
The following table provides a summary of the number of options that have been granted pursuant to this plan, together with the amount of options that have vested and that have been exercised as of the date of this annual report:

	Options Granted	Options Vested	Options Exercised
Former CEO	80,518	80,518	80,518
Former CFO	58,716	58,716	58,716
COO	54,614	54,614	54,614
General Counsel	42,742	42,742	42,742
2018 Long Term Incentive Plan

In February 2018, our Board of Directors adopted a long-term incentive plan, or the 2018 Long Term Incentive Plan, pursuant to which members of the Management Board as well as the Head of Investor Relations, Research & Communications are eligible to receive phantom stock unit grants. References in the tabular disclosure immediately under the heading “Item 6.E.—Share Ownership-Equity-Incentive Plans” to “LTIP 2018” are to the 2018 Long Term Incentive Plan. Other senior employees may in the future be invited to participate in this long-term incentive plan by the Supervisory Board upon recommendation of the Remuneration Committee. Upon the vesting of each phantom stock unit and subject the terms of the 2018 Long Term Incentive Plan, each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. On February 16, 2018, we granted 154,432 phantom stock units to certain of our executive officers.  The phantom stock units will mature one-third each year on the second, third, fourth anniversary of the award.  All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stock units granted was calculated on the basis of a share price of €7.2368 which equals the weighted average of the share price of the three days preceding the announcement of our preliminary full year results of 2017. The following table provides a summary of the number of phantom stock units that were granted pursuant to this plan and the amount that has vested as of the date of this annual report.

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	46,652	N/A*
Former CFO	37,620	37,620
COO	36,480	36,480
General Counsel	27,360	27,360
Head of Investor Relations	6,319	6,319
* The former CEO waived further entitlements as a result of termination of his employment, announced by press release on February 4, 2019.
Transaction Based Incentive Plan
On January 12, 2019, the members of the Executive Committee and certain other senior employees were granted a transaction based incentive award in the form of 1,200,000 phantom stock units or the Transaction Based Incentive Plan. References in the tabular disclosure immediately under the heading “Item 6.E.—Share Ownership-Equity-Incentive Plans” to “TBIP” are to the Transaction Based Incentive Plan. The vesting and settlement of the awards under the Transaction Based Incentive Plan is spread over a timeframe of five years. The phantom stock awarded matures in four tranches as follows:
•the first tranche of 12% vests when the Company's share price reaches $12;
•the second tranche of 19% vests when the Company's share price reaches $14;
•the third tranche of 25% vests when the Company's share price reaches $16; and
•the fourth tranche of 44% vests when the Company's share price reaches $18.

	Phantom Stock Units Granted	Phantom Stock Units Vested
Former CEO	400,000	N/A*
Former CFO	300,000	300,000
COO	150,000	150,000
General Counsel	170,000	170,000
Head of Investor Relations	80,000	80,000
General Manager Hellas	50,000	50,000
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

	Restricted Stock Units Granted	Restricted Stock Units Vested
CEO	67,069	46,468
COO	39,034	27,044
General Counsel	21,797	15,102
Head of Investor Relations	9,677	6,705
Former General Manager Hellas	14,769	10,232

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

	Restricted Stock Units Granted	Restricted Stock Units Vested
CEO	48,856	25,747
COO	28,434	14,985
General Counsel	15,878	8,368
CFO	34,199	18,023
Head of Investor Relations	6,267	3,303
Former General Manager Hellas	10,758	5,669
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

	Restricted Stock Units Granted	Restricted Stock Units Vested
CEO	65,355	21,769
COO	38,037	12,669
General Counsel	21,240	7,075
CFO	45,749	15,238
Head of Investor Relations	8,614	2,869
Former General Manager Hellas	14,391	4,793

2022 Long Term Incentive Plan
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

	Restricted Stock Units Granted	Restricted Stock Units Vested
CEO	71,003	—
COO	27,549	—
General Counsel	15,384	—
CFO	33,135	—
Head of Investor Relations	15,951	—

F.           DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED
COMPENSATION.

Not applicable

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.           Major shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares for (i) owners of more than five percent of our ordinary shares and (ii) our directors and officers as a group, of which we are aware as of April 1, 2023.

Shareholder	Number	Percentage (1)
Famatown Finance Ltd*	39,736,865	18.06%
Frontline Plc*	13,664,613	6.21%
Euronav (treasury shares)	18,241,181	8.29%
CMB NV	50,425,600	22.92%
Directors and Executive Officers as a Group **	—	—

*C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited, Famatown Finance Limited and Hemen Holding Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the ordinary shares that are beneficially owned by Greenwich Holdings Limited and Hemen Holding Limited and owned by Famatown Finance Limited and Frontline plc. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such ordinary shares and Mr. Fredriksen disclaims any control over such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.
**Individually each owning less than 1.0% of our outstanding ordinary shares.
(1)Calculated based on 220,024,713 ordinary shares outstanding as of April 1, 2023 (of which the Company holds 18,241,181 ordinary shares in treasury).
As of April 1, 2023, our issued share capital amounted to $239,147,505.82 divided into 220,024,713 ordinary shares with no par value (of which the Company holds 18,241,181 shares in treasury). On the same date, 60,594,267 of our shares, our U.S. Shares, representing approximately 28% of our share capital, were reflected on the U.S. Register, and are held by nine holders including CEDE & CO, acting as nominee holder for the Depository Trust Company.

In accordance with a May 2, 2007 Belgian law relating to  disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach certain thresholds to notify the Company and the Belgian Financial Services and Markets Authority, or the FSMA, of such change as soon as possible and in any event within four trading days. The minimum disclosure threshold is 5% of the Company's issued voting share capital. Further details can be found on the website of the FSMA: https://www.fsma.be/en/shareholding-structure-0. The information contained on this website does not form a part of this annual report.

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

B.           Related party transactions
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
Both Euronav NV and Euronav Ship Management SAS (Antwerp Branch) lease office space in Antwerp from MCA Facilities NV, a 100% subsidiary of CMB NV, pursuant to a lease agreement dated September 1, 2021. This lease expires on September 1, 2024.
Commercial agreements
Since December 2019, Euronav NV entered into several supply agreements with CMB NV to supply Residual Marine Fuel Oil (RMG380) with a maximum of 0.5% sulfur in Linggi, Malaysia. Since July 2020, similar supply agreements were also agreed with Bocimar Hong Kong Ltd and Bocimar International NV. The fuel is sold on exchange where CMB NV, Bocimar Hong Kong Ltd and Bocimar International NV return the purchased fuel back to Euronav NV in other markets. The exchange is set to match volume and dollar amounts where any differences are settled at the end of the quarter.

C.           Interests of experts and counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A.          Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements."
Legal Proceedings
The Group is currently involved in two litigations. If applicable, the necessary provisions related to legal and arbitration proceedings are recorded in accordance with the accounting policy as described in Note 1.17.

The first claim relates to the Suezmax vessel Sienna. The claim was submitted on January 15, 2021 by Unicredit Bank in London with the High Court of Justice of England and Wales. The claim relates to an alleged misdelivery of 101,809 metric tons of low sulfur fuel oil that was transported by the Suezmax vessel Sienna. The charterer, Gulf Petrochem FZC, a company of GP Global, instructed the vessel to discharge the cargo at Sohar without presentation of the bill of lading but against a letter of indemnification issued by the charterer as is customary practice in the crude oil shipping industry. Unicredit bank, who had financed the cargo for an amount of $26,367,200 and allegedly had become the holder of the bill of lading, was not repaid in accordance with the financing arrangements agreed with Gulf Petrochem FZC. As alleged holder of the bill of lading, Unicredit Bank is now claiming that amount of $26,367,200 together with interest from Euronav NV. The case went to Trial in London in March 2022 and judgement was handed down in April 2022. Euronav were successful in defending the claims which were dismissed with costs awarded to Euronav. Unicredit however filed an application and received permission to appeal the decision of the Commercial Court judge, Mrs Justice Moulder. The Court of Appeal hearing was held on March 29, 2023. Management believes that it has followed well established standard working practices and that it has valid defense arguments. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized.

The second claim relates to advisory services provided by RMK Maritime (RMK). RMK have commenced legal proceedings in the London High Court against Euronav seeking US$12,993,720 in damages in relation to unpaid advisory services provided by RMK to Euronav concerning its merger with Gener8 in 2016 and 2017. RMK are trying to argue that they are entitled to additional compensation beyond the sums they agreed to accept in a written Advisory Agreement. RMK issued the legal proceedings on September 30, 2022, Euronav’s Defense was served on December 29, 2022 and RMK’s Reply was due on February 16, 2023, but no reply was served. On May 5, 2023, a case management conference (CMC) hearing is scheduled.

Management believes that RMK faces a heavy burden to persuade a Court that they should be entitled to additional remuneration in view of the clear terms of the written Advisory Agreement. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized.

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

Capital Allocation Policy & Dividend Policy
Our Supervisory Board may from time to time, declare and pay cash distributions in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends” (intermediary dividends) or "repayment of share premium".

Our current distribution policy is the following: we intend to pay a minimum fixed distribution of at least $0.12 in total per share per year provided (a) the Company has in the view of the Supervisory Board, sufficient balance sheet strength and liquidity combined (b) with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed distribution, that additional income will be allocated to either: additional cash distributions, share buy-back, accelerated amortization of debt or the acquisition of vessels which the Supervisory Board considers at that time to be accretive to shareholders’ value.

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

Our Supervisory Board will continue to assess the declaration and payment of distributions upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of distributions to shareholders and other factors. We may stop paying distributions at any time and cannot assure you that we will pay any distributions in the future or of the amount of such distributions. For instance, we did not declare or pay any dividends from 2010 until 2014.

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

B.          Significant Changes
Please see Note 28 - Subsequent Events to our Audited Consolidated Financial Statements included herein.

ITEM 9.    OFFER AND THE LISTING
A.          Offer and Listing Details.
Our share capital consists of ordinary shares issued without par value.  Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of April 1, 2023, our issued (and fully paid up) share capital was $239,147,505.82 which is represented by 220,024,713 ordinary shares with no par value.  The fractional value of our ordinary shares is $1.086912 per share.

Our ordinary shares have traded on Euronext Brussels, since December 1, 2004 and on the NYSE since January 23, 2015, under the symbol "EURN".  We maintain the Belgian Register and, for the purposes of trading our shares on the NYSE, the U.S. Register.

All shares on Euronext Brussels trade in euros, and all shares on the NYSE trade in U.S. dollars.
B.          Plan of Distribution
Not applicable
C.          Markets.
Our ordinary shares trade on the NYSE and Euronext Brussels under the symbol "EURN".
For a discussion of our ordinary shares which are listed and eligible for trading on the NYSE and Euronext Brussels, please see "Item 10. Additional Information — B. Memorandum and Coordinated Articles of Association — Share Register."
D.          Selling Shareholders
Not applicable.
E.          Dilution
Not applicable.
F.          Expenses of the Issue
Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.Share capital.

Not applicable.

B.  Memorandum and Coordinated Articles of Association

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

Our Coordinated Articles of Association (CAA) provide that our Supervisory Board shall consist of at least five and maximum ten members. Our Supervisory Board currently consists of seven members. The CAA provide that the members of the Supervisory Board remain in office for a period not exceeding four years and are eligible for re-election. The term of a member of the Supervisory Board comes to an end immediately after the annual shareholders' meeting of the last year of his term. Members of the Supervisory Board can be dismissed at any time by the vote of a majority of our shareholders. Each year, there may be one or more directors who have reached the end of their current term of office and may be reappointed.

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
Disclosure of Major Shareholdings
In accordance with a May 2, 2007 Belgian law relating to disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach certain thresholds to notify the Company and the Belgian Financial Services and Markets Authority (FSMA), of such change as soon as possible and in any event within four trading days. The minimum disclosure threshold is 5% of the Company's issued voting share capital. Further details in this respect can be found on the website of the FSMA: https://www.fsma.be/en/shareholding-structure-0. The information contained on this website does not form a part of this annual report.

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
Pursuant to this authorization, the Company may acquire a maximum of ten percent (10%) of the existing shares of the Company at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01. Acquired shares are held in treasury and are not allowed to vote.

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

E. Taxation

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership of our ordinary shares. This discussion does not purport to deal with the tax consequences of owning ordinary shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our ordinary shares through partnerships or other pass-through entitles, investors that own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, persons that will hold the ordinary shares as part of a hedging transaction, “straddle” (conversion transaction) persons who are deemed to sell the ordinary shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement,” persons subject to the “base erosion and anti-avoidance” tax, and persons who are liable for an alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who purchase ordinary and hold the ordinary shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the “Company,” “we” and “us” are to Euronav NV and its subsidiaries on a consolidated basis.
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

Exemption of Operating Income from U.S. Federal Income Taxation

Under the U.S.-Belgium income tax treaty, or the Belgian Treaty, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. We believe that we satisfy the requirements for exemption under the Belgian Treaty for our 2022 taxable year and expect to continue to do so for our future taxable years. Alternatively, we may qualify for exemption under Section 883, as discussed below.

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

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our ordinary shares are “primarily traded” on the NYSE for this purpose even though the ordinary shares are also listed and traded on Euronext Brussels.

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

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume test”. We believe we satisfied the trading frequency and trading volume tests for the 2022 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2022 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Stockholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.

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

Belgian Tax Considerations

In the opinion of Monard Law, our Belgian counsel, the following are the material Belgian federal income tax consequences of the acquisition, ownership and disposal of ordinary shares by an investor, but this summary does not purport to address all tax consequences of the ownership and disposal of ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ordinary shares as a position in a straddle, share-repurchase transactions, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the tax regime applicable to ordinary shares held by Belgian tax residents through a fixed basis or a permanent establishment situated outside Belgium. In particular, this summary does not address any local taxes that may be due in connection with the ownership and disposal of ordinary shares, other than Belgian local surcharges which generally vary from 0% to 9% of the investor’s income tax liability.

For purposes of this summary, a Belgian resident is:

•an individual subject to Belgian personal income tax, i.e., an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law;
•a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e., a corporate entity that has its statutory seat (unless it can be proved that the tax residence of the company is situated in a State other than Belgium), its main establishment, its administrative seat or seat of management in Belgium;
•an Organization for Financing Pensions subject to Belgian corporate income tax, i.e., a Belgian pension fund incorporated in the form of an Organization for Financing Pensions; or
•a legal entity subject to Belgian income tax on legal entities, i.e., a legal entity other than a company subject to Belgian corporate income tax, that has its main establishment, its administrative seat or its seat of management in Belgium.

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

Investors should consult their own advisors regarding the tax consequences of the acquisition, ownership and disposal of the ordinary shares in the light of their particular circumstances, including the effect of any state, local or other national laws.

Belgian taxation of dividends on ordinary shares

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Code of Companies and Associations is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the contributions made in exchange for the issuance of profit sharing certificates. However, a repayment of capital decided upon by the shareholders’ meeting as of January 1, 2018 and which is carried out in accordance with the Belgian Code of Companies and Associations is partly considered to be a dividend distribution, more specifically with respect to the portion that is deemed to be the distribution of the existing taxed reserves (irrespective of whether they are incorporated into the capital) and/or of the tax-free reserves incorporated into the capital. Such portion is determined on the basis of the ratio of the taxed reserves (except for the legal reserve up to the legal minimum and certain unavailable reserves) and the tax-free reserves incorporated into the capital (with a few exceptions) over the aggregate of such reserves and the fiscal capital.

Belgian withholding tax of 30% is normally levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.

If the Company redeems its own ordinary shares, the redemption gain (i.e., the redemption proceeds after deduction of the portion of fiscal capital represented by the redeemed ordinary shares) will, in principle, be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No Belgian withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions.

In case of liquidation of the Company, the liquidation gain (i.e., the amount distributed in excess of the fiscal capital) will in principle be subject to Belgian withholding tax at a rate of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions.

As mentioned above, any dividends or other distributions made by the Company to shareholders owning its ordinary shares will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of Council Directive 2011/96/EU dated November 30, 2011 (the “Parent-Subsidiary Directive”), or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply, and shareholders residing in countries other than Belgium are advised to consult their local advisors regarding the tax consequences of dividends or other distributions made by the Company. Shareholders of the Company residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any country other than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in the case where the U.S. shareholder is a company which holds at least 10% of the ordinary shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a U.S. company which has held at least 10% of the ordinary shares in the Company for a period of at least 12 months ending on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisors to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

Belgian resident individuals

For Belgian resident individuals who acquire and hold the ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report (the gross amount of) the dividends in their personal income tax return. Where such an individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer’s overall declared income (local surcharges will not apply). The first EUR 800 (amount applicable for income years 2022 and 2023) of reported ordinary dividend income will be exempt from Belgian tax. This exemption from Belgian tax has to be claimed by each taxpayer via their tax declaration. For the avoidance of doubt, all reported dividends are taken into account to assess whether the said maximum amount is reached. In addition, if the dividends are reported, the Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the final personal income tax liability by at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the ordinary shares. This condition is not applicable if the individual can demonstrate that he has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends.

For Belgian resident individuals who acquire and hold the ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and will, in such case, be taxable at the investor’s personal income tax rate with the addition of local surcharges. The Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the final personal income tax liability by at least EUR 2.50, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if the investor can demonstrate that he has held the full legal ownership of the ordinary shares for an uninterrupted period of twelve months prior to the attribution of the dividends.

Belgian resident companies

Corporate income tax

For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 25% for assessment year 2024 in relation to financial years starting on or after January 1, 2023, unless the reduced corporate income tax rates apply. Subject to certain conditions, a reduced corporate income tax rate of 20% as of year 2020 (i.e., for financial years starting on or after January 1, 2020) applies for Small and Medium Sized Enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Code of Companies and Associations) on the first EUR 100,000 of taxable profits.

Any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable (a) if the taxpayer can demonstrate that it has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends; or (b) if, during the said period, the ordinary shares never belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a permanent establishment (PE) in Belgium.

If the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) which is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

As a general rule, Belgian resident companies can (subject to certain limitations) deduct 100% of gross dividends received from their taxable income (Dividend Received Deduction Regime), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds the ordinary shares representing at least 10% of the share capital of the Company or a participation in the Company with an acquisition value of at least EUR 2,500,000; (2) the ordinary shares have been held or will be held in full ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code or the “Article 203 ITC Taxation Condition” are met; and (4) the anti-abuse provision contained in Article 203, §1, 7° of the Belgian Income Tax Code is not applicable (together, the “Conditions for the application of the Dividend Received Deduction Regime”). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the Dividend Received Deduction Regime to apply.

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

The Belgian resident company must also inform the Company or its paying agent if the one-year period has expired or if its shareholding will drop below 10% of the share capital of the Company before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the dividend withholding tax which was temporarily withheld will be paid to the Belgian resident company.

Please note that the above described Dividend Received Deduction Regime and the withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless there is evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Belgian resident organizations for financing pensions

For organizations for financing pensions or OFPs, i.e., Belgian pension funds incorporated in the form of an OFP (“organismen voor de financiering van pensioenen”/“organismes de financement de pensions”) within the meaning of Article 8 of the Belgian Act of October 27, 2006, the dividend income is generally tax exempt.

Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.

If the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) which is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

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

If the ordinary shares are acquired by a non-resident in connection with a fixed base or a PE in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident personal or corporate income tax rate, as appropriate. Belgian dividend withholding tax levied at source may be credited against non-resident personal or corporate income tax and is reimbursable to the extent that it exceeds the income tax due by at least EUR 2.50, and subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the ordinary shares were held in full legal ownership for an uninterrupted period of twelve months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during the said period, the ordinary shares have not belonged to a taxpayer other than a Belgian resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a Belgian PE.

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

Dividends distributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity may be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 800 (amount applicable for income years 2022 and 2023) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the ordinary shares) are taken into account to assess whether the said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied is credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return must be filed by the non-resident individual, any Belgian withholding tax levied could in principle be reclaimed by filing a certified, dated and signed written request addressed to the tax official of the Centre for Foreign Taxpayers (“Centrum Buitenland”/“Centre Etrangers”). Such a request must be filed no later than on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain supporting documents.

Belgian dividend withholding tax relief for non-residents

Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver in the meaning of Article 227, 3° of the Belgian ITC, which implies that it has separate legal personality and fiscal residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) except in specific circumstances, provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the ordinary shares, nor obligated to pay a manufactured dividend with respect to the ordinary shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the ordinary shares and that the above conditions are satisfied. The foreign pension fund must then forward that certificate to the Company or its paying agent.

As mentioned above, if the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) which is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

Dividends distributed to non-resident qualifying parent companies established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause will, under certain conditions, be exempt from Belgian withholding tax provided that the ordinary shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year. A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive, as amended by Directive 2003/123/EC of December 22, 2003, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to a “besloten vennootschap met beperkte aansprakelijkheid”/“société privée à responsabilité limitée”, a “coöperatieve vennootschap met onbeperkte aansprakelijkheid”/“société cooperative à responsabilité illimitée” and a “gewone commanditaire vennootschap”/“société en commandite simple” should also be understood as a reference to the “besloten vennootschap”/“société à responsabilité limitée”, the “coöperatieve vennootschap”/“société cooperative”, and the “commanditaire vennootschap”/“société en commandite” respectively); (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime. The Company should also meet the aforementioned conditions in order for the exemption to be applicable.

To benefit from this exemption, the non-resident company must provide the Company or its paying agent at the latest upon the attribution of the dividends with a certificate confirming its qualifying status and the fact that it meets the three aforementioned conditions.

If the non-resident company holds a minimum participation for less than one year at the time the dividends are paid on or attributed to the ordinary shares, the Company must deduct the withholding tax but does not need to transfer it to the Belgian Treasury provided that the non-resident company provides the Company or its paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the ordinary shares, and its commitment to hold the ordinary shares for an uninterrupted period of at least one year. The non-resident company must also inform the Company or its paying agent when the one-year period has expired or if its shareholding drops below 10% of the Company’s share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax which was temporarily withheld will be paid to the non-resident company.

Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (‘‘rechtshandeling of geheel van rechtshandelingen’’/“acte juridique ou un ensemble d’actes juridiques’’) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless there is evidence to the contrary, that this arrangement or this series of arrangements is not genuine (‘‘kunstmatig’’/“non authentique’’) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality. Pursuant to recent jurisprudence of the European Court of Justice, the withholding tax exemption may even be refused if the receiving Parent Company cannot be considered as the beneficial owner of the dividends.

Dividends distributed by a Belgian company to a non-resident company will be exempt from withholding tax, provided that (i) the non-resident company is established in the European Economic Area or in a country with which Belgium has concluded a tax treaty that includes a qualifying exchange of information clause, (ii) the non-resident company is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (iii)

the non-resident company does not satisfy the 10% participation threshold but has a participation in the Belgian company with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to ordinary shares which are or will be held in full ownership for at least one year without interruption; and (v) the non-resident company has a legal form as listed in the annex to the Parent-Subsidiary Directive, as amended from time to time, or has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to a “besloten vennootschap met beperkte aansprakelijkheid”/“société privée à responsabilité limitée”, a “coöperatieve vennootschap met onbeperkte aansprakelijkheid”/“société cooperative à responsabilité illimitée” and a “gewone commanditaire vennootschap”/“société en commandite simple” should also be understood as a reference to the “besloten vennootschap”/“société à responsabilité limitée”, the “coöperatieve vennootschap”/“société cooperative” and the “commanditaire vennootschap”/“société en commandite” respectively) and that is governed by the laws of another Member State of the EEA, or by the law of a country with which Belgium has concluded a qualifying double tax treaty. This exemption applies to the extent that the withholding tax which would have been due if this exemption did not exist would not be creditable nor reimbursable in the hands of the non-resident company. The Company should also meet the aforementioned requirement regarding the legal form and regarding the liability to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.

In order to benefit from the exemption of withholding tax, the non-resident company must provide the Company or its paying agent with a certificate confirming (i) it has the above-described legal form, (ii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) it holds a participation of less than 10% in the capital of the Company but with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to ordinary shares in the Company which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) the extent to which it could, in principle, if this exemption did not exist, credit the levied Belgian withholding tax or obtain a reimbursement according to the legal provisions applicable on December 31 of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable.

Belgian dividend withholding tax is subject to such relief as may be available under applicable double tax treaty provisions. Belgium has concluded double tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions related, among other things, to the size of the shareholding and certain identification formalities. Such reduction may be obtained either directly at source or through a refund of taxes withheld in excess of the applicable tax treaty rate. A claim for reimbursement of amounts withheld in excess of the rate defined by the double tax treaty (Form 276 Div-Aut) can be filed with the Centre for Foreign Taxpayers.

Prospective holders should consult their own tax advisors to determine whether they qualify for a reduction in withholding tax upon payment or attribution of dividends, and, if so, to understand the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Belgian taxation of capital gains and losses on ordinary shares

Belgian resident individuals

In principle, Belgian resident individuals acquiring the ordinary shares as a private investment should not be subject to Belgian capital gains tax on a later disposal of the ordinary shares, and capital losses will not be tax deductible.

Capital gains realized by a Belgian resident individual are however taxable at 33% (plus local surcharges), unless the capital gain on the ordinary shares is deemed to be realized within the scope of the normal management of private estate. Capital losses are, however, not tax deductible. Moreover, capital gains realized by Belgian resident individuals on the disposal of the ordinary shares to a non-resident company (or body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, in each case established outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in the Company (i.e., a shareholding of more than 25% in the Company). Capital losses arising from such transactions are, however, not tax deductible.

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

Ordinary shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. The capital gains on such ordinary shares are taxable at the standard corporate income tax rate of 25% unless the reduced corporate income tax rate of 20% applies, and the capital losses on such ordinary shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization. Capital gains realized by Belgian resident companies in case of redemption of the ordinary shares or in case of liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.

Belgian resident organizations for financing pensions

Capital gains and capital losses realized by OFPs within the meaning of Article 8 of the Belgian Act of October 27, 2006 upon the disposal of the ordinary shares are not to be taken into account for the determination of the taxable result of the OFPs.

Other Belgian resident legal entities subject to Belgian legal entities tax

Capital gains realized upon disposal of the ordinary shares by Belgian resident legal entities are in principle not subject to Belgian income tax, and capital losses are not tax deductible.

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

Non-resident individuals who do not use the ordinary shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty, or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the ordinary shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the ordinary shares by Belgian individuals. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax advisor.

Annual tax on securities accounts

The law of February 17, 2021 on the introduction of an annual tax on securities accounts (the “Law of February 17, 2021”) has introduced an annual tax on securities accounts into Belgian law effective as from February 26, 2021. Pursuant to the Law of February 17, 2021, a 0.15% tax is applicable to Belgian residents and non-residents who hold securities accounts with an average value, over a period of twelve consecutive months starting on October 1 and ending on September 30 of the subsequent year, higher than EUR 1,000,000. The ordinary shares are principally qualifying securities for the purposes of this tax.

The tax due is limited to 10% on the difference between the taxable amount and the aforementioned cap of EUR 1,000,000. This cap is assessed per securities account (irrespective of whether the account is held in Belgium or abroad) and involves Belgian as well as foreign securities accounts held by Belgian residents. Securities held by non-residents only fall within the scope of the annual tax on securities accounts provided they are held on securities accounts with a financial intermediary established or located in Belgium. Note that, pursuant to certain double tax treaties, Belgium has no right to tax capital. Hence, to the extent that the annual tax on securities accounts is viewed as a tax on capital within the meaning of these double tax treaties, treaty override may, subject to certain conditions, be claimed. Belgian establishments of non-residents are, however, treated as Belgian residents for the purposes of the annual tax on securities accounts, so that both Belgian and foreign securities accounts fall within the scope of this tax.

The annual tax on securities accounts is in principle due by the financial intermediary established or located in Belgium. Otherwise, the annual tax on securities accounts needs to be declared and is due by the holder of the securities accounts itself, unless the holder provides evidence that the annual tax on securities accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In that respect, intermediaries located or established outside of Belgium could appoint an Annual Tax on Securities Accounts Representative in Belgium. Such a representative is then liable towards the Belgian Treasury (“Thesaurie”/“Trésorerie”) for the annual tax on securities accounts due and for complying with certain reporting obligations in that respect. If the holder of the securities accounts itself is liable for reporting obligations (e.g., when a Belgian resident holds a securities account abroad with an average value higher than EUR 1,000,000), the deadline for filing the tax return for the annual tax on securities accounts corresponds to the deadline for filing the annual tax return for personal income tax purposes electronically, irrespective of whether the Belgian resident is an individual or a legal entity. In the latter case, the annual tax on securities accounts must be paid by the taxpayer on August 31 of the year following the year on which the tax was calculated, at the latest.

As a general rule, no annual tax on securities accounts is due provided that the average value of the securities account is less than EUR 1,000,000.

Please note that the annual tax on securities accounts contains several (specific) anti-abuse provisions aimed at remediating tax avoidance (e.g., conversion of qualifying financial instruments to non-qualifying financial instruments (such as nominative shares) or splitting an existing securities account into several securities accounts in order to avoid reaching the cap of EUR 1,000,000 on the relevant securities account). By ruling dated October 27, 2022, the Constitutional Court annulled both specific anti-abuse provisions. However, these situations could still be targeted by applying the general anti-abuse provision.

Investors should consult their own professional advisors in relation to the annual tax on securities accounts.

Belgian tax on stock exchange transactions

The purchase and the sale and any other acquisition or transfer for consideration of existing ordinary shares (secondary market transactions) is subject to the Belgian tax on stock exchange transactions (“taks op de beursverrichtingen”/“taxe sur les opérations de bourse”) if it is (i) executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium or by legal entities for the account of their seat or establishment in Belgium (both referred to as a “Belgian Investor”). The tax on stock exchange transactions is not due upon the issuance of new ordinary shares (primary market transactions).

The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase price, capped at EUR 1,600 per transaction and per party.

A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the Belgian Investor, unless that Belgian Investor can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian Stock Exchange Tax Representative, which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary. If the Stock Exchange Tax Representative has paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transactions.

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

Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis (Tonnage Tax Regime – An alternative way of calculating taxable income of operating qualifying ships. Taxable profits are calculated by reference to the net tonnage of the qualifying vessels a company operates, independent of the actual earnings (profit or loss) for Belgian corporate income tax purposes). This Tonnage Tax Regime was initially granted for 10 years and was renewed for an additional 10-year period in 2013. The Belgian Ruling Commission formally confirmed that the Tonnage Tax Regime applies until the end of 2023. The application for prolongation of this Tonnage Tax Regime as from 2024 will be filed during 2023.

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
Estate and Gift Tax
There is no Belgian estate tax on the transfer of shares of the Company on the death of a Belgian non-resident.

Donations of shares of the Company made in Belgium may or may not be subject to gift tax depending on how the donation is carried out.

The proposed Financial Transaction Tax (FTT)

On February 14, 2013 the EU Commission adopted a Draft Directive on a common Financial Transaction Tax (FTT). Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the “Participating Member States”) are seeking a compromise under “enhanced cooperation” rules, which require consensus from at least nine nations. Earlier, Estonia dropped out of the negotiations by declaring that it would not introduce the FTT.

The Draft Directive currently stipulates that once the FTT enters into force, the Participating Member States will not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force.

However, the Draft Directive on the FTT remains subject to negotiations between the Participating Member States.

As there was no agreement by the end of 2022, the EU Commission will itself propose a new resource, based on a new FTT. A proposal is scheduled for June 2024, with an envisaged entry into force as of January 1, 2026.

Prospective investors should consult their own professional advisors in relation to the FTT.

Pillar Two Model Rules

On December 20, 2021, the OECD released the Pillar Two Model Rules (also referred to as the “Anti Global Base Erosion” or “GloBE” Rules). These rules are part of the Two-Pillar Solution to address the tax challenges of the digitalization of the economy that was agreed by 137 member jurisdictions of the OECD/G20 Inclusive Framework on BEPS and endorsed by the G20 Finance Ministers and Leaders in October 2021.

Council Directive (EU) 2022/2523 of December 14, 2022 (the “Minimum Tax Directive”) provides a common set of rules for EU Member States to implement the Pillar Two Model Rules in their national laws. The rules are intended to ensure a global minimum level of taxation of 15% for multinational enterprise groups and large-scale domestic groups in the EU. The rules will apply to multinational enterprise groups and large-scale domestic groups in the EU with combined financial revenues of more than EUR 750 million a year. They will apply to any large group, both domestic and international, with a parent company or a subsidiary situated in an EU Member State. The Minimum Tax Directive includes a common set of rules on how to calculate the 15% effective minimum tax rate. If the minimum effective rate is not imposed by the country where the subsidiary company is based, there are provisions for the EU Member State of the parent company to apply a “top-up” tax.

EU Member States have until December 31, 2023 to transpose the Minimum Tax Directive into national legislation with the rules to be applicable for fiscal years starting on or after December 31, 2023, with the exception of the Undertaxed Profit Rule (UTPR) which will be applicable for fiscal years starting on or after December 31, 2024. Countries outside the EU are also starting to implement the Pillar Two Model Rules as agreed by the G20/OECD Inclusive Framework on BEPS in their national laws.

Under the Pillar Two Model Rules, the income (or loss) is calculated based on financial accounts, which provides a base that is harmonized across all jurisdictions. Certain adjustments are provided to align the financial accounts with tax purposes, including an exclusion for international shipping income. Countries may introduce domestic minimum taxes.

The implementation of the Pillar Two Model Rules or domestic minimum taxes by EU Member States and other countries may impact the future net results of the Company. Further detailed analysis to be done in 2023 to get Euronav ready for 2024 and beyond.

ATAD3

On December 22, 2021, the EU Commission published a draft directive to “tackle the misuse of shell entities for tax purposes” (“ATAD3” or the “Unshell Directive”). The draft directive is intended to be implemented in national legislation by January 1, 2025.

ATAD3 provides for specific conditions (or gateways) to identify potential shell entities (entities with limited or no substance). If an undertaking would qualify as a shell entity, a specific reporting obligation applies, and the benefits granted by double tax treaties and EU Directives (such as the withholding tax exemption) could be denied.

Investors should consult their own professional advisors in relation to ATAD3.

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
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address: Euronav NV, De Gerlachekaai 20, 2000 Antwerpen, Belgium, Telephone: +32 3 247 44 11.

I.          Subsidiary Information.

Not applicable.

J.         Annual Report to Security Holders.

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk
We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured and unsecured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2022 by approximately $15.6 million ($13.2 million in 2021).
Currency risk
We are exposed to currency risk related to our operating expenses and treasury notes expressed in euros. In 2022, about 15.4% of the total operating expenses were incurred in euros (2021: 13.9%). Revenue and the financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2022 would have decreased our profit or loss by $11.0 million (2021: $9.6 million). A 10 percent weakening of the euro against the dollar at December 31, 2022 would have had the equal but opposite effect.
Credit risk
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
Market risk
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant portion of our vessels are currently exposed to the spot market. Every increase (decrease) of $1,000 on a spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by $21.3 million in 2022 (2021: $21.3 million).
For further information, please see Note 20 to our consolidated financial statements included herein.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure of controls and procedures.

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B. Management's annual report on internal control over financial reporting.

In accordance with Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2022 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2022 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).

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

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the NYSE, the U.S. exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as the Audit and Risk Committee, whose members as of March 31, 2023, are Mr. De Brabandere, as Chair, Ms. Skaugen, and Ms. Odedra.

Our Supervisory Board has determined that Mr. De Brabandere is an audit committee financial expert, as such term is defined under U.S. securities laws, and independent, as such term is defined under the U.S. securities laws and the NYSE rules and regulations.

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
Euronav NV, De Gerlachekaai 20, 2000 Antwerpen, Belgium.
Telephone: +32 3 247 44 11

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES

Our principal accountants for the years ended December 31, 2022 and 2021 were KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises BV/SRL (KPMG) (PCAOB ID:1050), located at Luchthaven Brussel Nationaal 1K, Zaventem, B1930, Belgium. The following table sets forth the fees related to audit, tax and other services provided by KPMG.

The following table sets forth the fees related to audit, tax and other services provided by KPMG.

(in U.S. dollars)	December 31, 2022	December 31, 2021
Audit fees	1,002,174	965,078
Audit-related fees	147,070	60,209
Taxation fees	749	736
All other fees	21,865	20,104
Total	1,171,858	1,046,127

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

These services generally include, among others, audits of employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation, work performed in connection with registration statements such as due diligence procedures or issuances of comfort letters and consultation concerning financial accounting and reporting standards, usually result in a certification or specific opinion on an investigation or specific procedures applied, and include opinion/audit reports on information provided by us at the request of a third party (for example, prospectuses, comfort letters).

More specifically the audit-related services for Euronav are related to the issuance of a report in accordance with article 7:116 (7:97) of the Belgian Companies’ and Associations’ Code in relation to historical financial and accounting information included in the minutes of the Supervisory Board and in the minutes of the Committee of independent directors on any decision or for any transaction to implement a decision related to a related party within the meaning of the International Financial Reporting Standards adopted in accordance with Regulation (EC) 1606/2002, and to the issuance of a consent letter with respect to the inclusion or incorporation by reference of previously issued 2021 auditor’s report in view of a Form F-4 filing. In 2021, the audit-related services for Euronav are related to the issuance of limited assurance reports by the statutory auditor on statements of assets and liabilities of Euronav NV in the context of the payment of interim dividends — pursuant to Article 7:213 and under the conditions of the Belgian Code of Companies and Associations (CCA), and under the conditions set forth in the CCA, and to the issuance of a contribution in kind report in accordance with Article 7:197 of the CCA in the context of the reorganization of the shipping activities.

Taxation Fees

Tax fees in 2022 and 2021 were related to tax compliance services.

All other Fees
The other fees in 2022 are related to an Agreed upon Procedures engagement on the written statement of Euronav NV (the “Company” or “Euronav”) on the job creation and preservation commitments pursuant to article 22/2, 7° of the Flemish Region Act of February 6, 2004, as amended, supplemented or extended from time to time, for Euronav in the context of the Company’s compliance with the Flemish Government Decree of April 15, 2009, as amended, supplemented or extended from time to time, in respect of the guarantee agreement of April 7, 2021, and to services in connection with EMIR Agreed upon Procedures support. The other fees in 2021 are partially related to services in connection with an Agreed upon Procedures engagement on the overview of Euronav NV group entities for Euronav NV in the context of obtaining a 50% guarantee from PMV on the, at the time, to be renewed Revolving Credit Facility with KBC Bank NV, and to services in connection with EMIR Agreed upon Procedures support.

ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Euronav NV performed during 2022 a tender process to appoint a new auditor in line with the Belgian Companies and Associations Code in respect of audit tendering and the European rules on mandatory audit rotation. The external audit tender resulted in the Supervisory Board resolving on September 28, 2022, that it intends to recommend BDO Bedrijfsrevisoren BV as the Euronav NV external auditor for the financial year 2023, subject to shareholders’ approval at the Annual General Meeting on May 17, 2023. At that point, KPMG Bedrijfsrevisoren BV / Réviseurs d’Entreprises SRL (“KPMG”) cannot seek to stand for re-election.

During the two fiscal years ended December 31, 2021, and the subsequent interim period prior to the decision of the Supervisory Board there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of KPMG on the consolidated financial statements of Euronav NV (and subsidiaries) as of and for the years ended December 31, 2021 and 2020 and the effectiveness of internal control over financial reporting as of December 31, 2021 and 2020, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. A letter from KPMG to the SEC is attached as exhibit 15.4 to this Form 20-F.

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

Independence of Directors.
The NYSE requires that a U.S. listed company maintain a majority of independent directors. Our Supervisory Board currently consists of seven members, three of which are considered "independent" according to NYSE's standards for independence. However, as permitted under Belgian law, our Supervisory Board may in the future not consist of a majority of independent members.
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

ITEM 19.    EXHIBITS

Exhibit Number	Description

1.1	Coordinated Articles of Association (11)

2.1	Form of Ordinary Share Certificate (1)

2.2	Description of Securities (11)

4.1	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.2	$700 Million Senior Secured Credit Facility, dated August 28, 2019 (9)

4.3	Nordic Bond Tap Issue Addendum (9)

4.4	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 19, 2018 (8)

4.5	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated November 12, 2018 (8)

4.6	Side Letter to Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 4, 2019 (8)

4.7	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated February 7, 2019 (8)

4.8	Supplemental Agreement to a $173.5 Million Senior Secured Credit Facility, dated August 7, 2018 (8)

4.9	Supplemental Letter Relating to the $750.0 Million Secured Loan Facility, dated August 30, 2016 (4)

4.10	Co-ordination Deed relating to a $173.5 Million Senior Secured Credit Facility, dated August 9, 2018 (8)

4.11	Notification Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.12	Dealer Accession Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.13	$108.5 Million Senior Secured Credit Facility, dated April 25, 2017 (6)

4.14	Dealer Agreement Relating to a €50 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated June 6, 2017 (6)

4.15	Domiciliary Agency Agreement, dated June 6, 2017 (6)

4.16	Service Contract Concerning the Issue of Dematerialized Treasury Certificates and Certificates of Deposit, dated June 2, 2017 (6)

4.17	Bond Terms for a Senior Unsecured Bond Issue, dated May 30, 2017 (6)

4.18	Agreement regarding the Bond Trustee’s Fees, dated May 30, 2017 (6)

F-

4.19	$173.5 Million Senior Secured Credit Facility, dated March 22, 2018 (7)

4.20	$220 Million Senior Secured Credit Facility, dated March 29, 2018 (7)

4.21	Guarantee, dated March 29, 2018, Relating to $220 Million Senior Secured Credit Facility dated March 29, 2018 (7)

4.22	Supplemental Dealer Agreement relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.23
Side Letter to Supplemental Letter No. 2 dated January 4, 2019 in respect of the change of ownership of m/t “NAUTIC” (renamed “NAUTICA” upon her transfer from the Marshall Islands to the Liberian flag and change of her ownership) from EURONAV TANKERS NV to EURONAV NV (9)

4.24	Supplemental Letter No. 3 dated February 7, 2019 in respect of the change of ownership of m/t “SARA” from EURONAV TANKERS NV to EURONAV NV (9)

4.25	Supplemental Letter No. 4 dated May 3, 2019 in respect of the change of ownership of m/t “SANDRA” from EURONAV TANKERS NV to EURONAV NV (9)

4.26	Supplemental Letter No. 5 dated May 23, 2019 in respect of the change of flag of m/t “SIMONE” from Belgian to French flag (9)

4.27	$713 Million Secured Revolving Credit Facility, dated September 11, 2020 (10)

4.28	$80 Million Revolving Credit Facility Agreement, dated April 7, 2021 (11)

4.29	Bond Terms for a Senior Unsecured Bond Issue, dated September 10, 2021 (11)

4.30	$73.45 Million Term Loan Facility, dated December 2, 2021 (11)

4.31	$150 Million Loan Agreement, dated June 21, 2022

4.32	$377 Million Loan Agreement, dated December 6, 2022

4.33	2017 Long Term Incentive Plan (4)

4.34	2018 Long Term Incentive Plan (7)

4.35	Transaction Based Incentive Plan (8)

4.36	2019 Long Term Incentive Plan (9)

4.37	2020 Long Term Incentive Plan (9)

4.38	2021 Long Term Incentive Plan (11)

4.39	2022 Long Term Incentive Plan

8.1	List of subsidiaries and joint ventures

F-

11.1	Code of Conduct (11)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Drewry Shipping Consultants Ltd.

15.2	Consent of Energy Maritime Associates

15.3	Consent of Independent Registered Public Accounting Firm

15.4	Letter, dated April 12, 2023, from KPMG to the Securities and Exchange Commission

15.5	Consent of Seward & Kissel LLP

101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Statement of Financial Position as of December 31, 2022, 2021 and 2020
(2) Consolidated Statement of Profit or Loss for the years ended December 31, 2022, 2021 and 2020
(3) Consolidated Statement of Comprehensive Income as of December 31, 2022, 2021 and 2020
(4) Consolidated Statements of Changes in Equity as of December 31, 2022, 2021 and 2020
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020
(6) Notes to the Consolidated Financial Statements.

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
(11)Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.

F-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURONAV NV

	By:	/s/ Lieve Logghe
Name: Lieve Logghe Title: Chief Financial Officer
Date: April 13, 2023
F-

Table of contents	EURONAV NV

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
Euronav NV:
Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Euronav NV and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with IFRS Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Assessment of impairment indicators for vessels in the Tankers segment

As discussed in Note 2 to the consolidated financial statements, the net carrying value of vessels in the Tankers segment (vessels and vessels in assets under construction and in right of use assets) as of December 31, 2022, was USD’000 3,096,702, representing 78% of the Group’s total assets. As discussed in Note 1 and Note 8, at each reporting date, the Group evaluates the carrying value of vessels for impairment at the level of the cash generating unit (CGU), by identifying events or changes in circumstances that indicate the carrying value of these CGUs may not be recoverable. The Group did not identify impairment indicators for its CGU’s included in the Tankers segment as of December 31, 2022.

We identified the assessment of the potential impairment indicators over the carrying value of vessels included in the Tankers segment as a critical audit matter. The Group's evaluation of the existence of impairment indicators considers both internal and external data, such as vessel and crude oil supply and demand trends, and changes in the extent and manner in which vessels are expected to be used. The assessment of these potential indicators on each CGU requires a high degree of auditor judgment. This is due to the existence of unobservable information and the unpredictability of global macroeconomic and geopolitical conditions affecting freight rates over the CGU’s useful life.

The following are the primary procedures we performed to address this critical audit matter:

–We evaluated the design and tested the operating effectiveness of the internal control related to the assessment of the existence of internal and external impairment indicators; and
–We evaluated the information and assumptions used by the Group in its assessment of the existence of impairment indicators by comparing information such as vessel and crude oil supply and demand trends, and changes in the extent and manner in which vessels are expected to be used, to historical information, external third-party information such as brokers’ reports and other industry data as well as to internal data.

/s/ Herwig Florent Henri Carmans KPMG Bedrijfsrevisoren BV/Réviseurs d’Entreprises SRL We have served as the Company’s auditor since 2004. Zaventem, Belgium April 12, 2023

Consolidated Statement of Financial Position
(in thousands of USD)

	December 31, 2022	December 31, 2021
ASSETS
Non-current assets
Vessels (Note 8)	3,057,933	2,967,787
Assets under construction (Note 8)	228,429	181,293
Right-of-use assets (Note 8)	21,493	29,001
Other tangible assets (Note 8)	762	1,218
Intangible assets (Note 9)	15,746	186
Receivables (Note 11)	34,825	55,639
Investments in equity accounted investees (Note 26)	1,423	72,446
Deferred tax assets (Note 10)	1,403	1,546

Total non-current assets	3,362,014	3,309,116

Current assets
Bunker inventory (Note 12)	41,643	69,035
Non-current assets held for sale (Note 3)	18,459	—
Trade and other receivables (Note 13)	366,789	237,745
Current tax assets	239	99
Cash and cash equivalents (Note 14)	179,929	152,528

Total current assets	607,059	459,407

TOTAL ASSETS	3,969,073	3,768,523

EQUITY and LIABILITIES

Equity
Share capital (Note 15)	239,148	239,148
Share premium (Note 15)	1,678,336	1,702,549
Translation reserve	(24)	453
Hedging reserve (Note 15)	33,053	2,396
Treasury shares (Note 15)	(163,024)	(164,104)
Retained earnings	385,976	180,140

Equity attributable to owners of the Company	2,173,465	1,960,582

Non-current liabilities
Bank loans (Note 17)	1,264,243	1,175,835
Other notes (Note 17)	197,556	196,895
Other borrowings (Note 17)	71,011	86,198
Lease liabilities (Note 17)	5,824	16,759
Other payables (Note 19)	404	3,490
Employee benefits (Note 18)	1,635	6,839
Provisions (Note 22)	597	892

Total non-current liabilities	1,541,270	1,486,908

Current liabilities
Trade and other payables (Note 19)	90,469	83,912
Current tax liabilities	5,927	366
Bank loans (Note 17)	68,941	29,313
Other notes (Note 17)	—	67,025
Other borrowings (Note 17)	65,851	117,863
Lease liabilities (Note 17)	22,855	22,292
Provisions (Note 22)	295	262

Consolidated Statement of Financial Position
(in thousands of USD)

Total current liabilities	254,338	321,033

TOTAL EQUITY and LIABILITIES	3,969,073	3,768,523

The accompanying notes on page F-12 to F-113 are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss
(in thousands of USD except per share amounts)

	2022	2021	2020
	Jan. 1 - Dec 31, 2022	Jan. 1 - Dec 31, 2021	Jan. 1 - Dec 31, 2020
Shipping income
Revenue (Note 4)	854,669	419,770	1,210,341
Gains on disposal of vessels/other tangible assets (Note 8)	96,160	15,068	22,728
Other operating income (Note 4)	15,141	10,255	10,112
Total shipping income	965,970	445,093	1,243,181

Operating expenses
Voyage expenses and commissions (Note 5)	(175,187)	(118,808)	(125,430)
Vessel operating expenses (Note 5)	(216,094)	(220,706)	(218,390)
Charter hire expenses (Note 5)	(5,769)	(9,750)	(7,954)
Loss on disposal of vessels/other tangible assets (Note 8)	(347)	—	(1)
Depreciation tangible assets (Note 8)	(221,576)	(344,904)	(319,652)
Depreciation intangible assets (Note 9)	(1,021)	(90)	(99)
General and administrative expenses (Note 5)	(51,702)	(32,408)	(37,333)
Total operating expenses	(671,696)	(726,666)	(708,859)

RESULT FROM OPERATING ACTIVITIES	294,274	(281,573)	534,322

Finance income (Note 6)	27,140	14,934	21,496
Finance expenses (Note 6)	(133,009)	(95,541)	(91,553)
Net finance expenses	(105,869)	(80,607)	(70,057)

Share of profit (loss) of equity accounted investees (net of income tax) (Note 26)	17,650	22,976	10,917

PROFIT (LOSS) BEFORE INCOME TAX	206,055	(339,204)	475,182

Income tax benefit (expense) (Note 7)	(2,804)	427	(1,944)

PROFIT (LOSS) FOR THE PERIOD	203,251	(338,777)	473,238

Attributable to:
Owners of the company	203,251	(338,777)	473,238

Basic earnings per share (Note 16)	1.01	(1.68)	2.25
Diluted earnings per share (Note 16)	1.01	(1.68)	2.25

Weighted average number of shares (basic) (Note 16)	201,747,963	201,677,981	210,193,707
Weighted average number of shares (diluted) (Note 16)	201,994,217	201,773,240	210,206,403

The accompanying notes on page F-12 to F-113 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income
(in thousands of USD)

	2022	2021	2020
	Jan. 1 - Dec 31, 2022	Jan. 1 - Dec 31, 2021	Jan. 1 - Dec 31, 2020
Profit/(loss) for the period	203,251	(338,777)	473,238

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset) (Note 18)	942	1,453	(97)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	(477)	(482)	636
Cash flow hedges - effective portion of changes in fair value (Note 15)	30,657	9,852	(2,873)
Equity-accounted investees - share of other comprehensive income (Note 26)	159	951	(2)

Other comprehensive income (expense), net of tax	31,281	11,774	(2,336)

Total comprehensive income (expense) for the period	234,532	(327,003)	470,902

Attributable to:
Owners of the company	234,532	(327,003)	470,902
The accompanying notes on page F-12 to F-113 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	473,238	473,238
Total other comprehensive income / (expense)	—	—	636	(2,873)	—	(99)	(2,336)
Total comprehensive income / (expense)	—	—	636	(2,873)	—	473,139	470,902

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(352,483)	(352,483)
Treasury shares acquired (Note 15)	—	—	—	—	(118,488)	—	(118,488)
Total transactions with owners	—	—	—	—	(118,488)	(352,483)	(470,971)

Balance at December 31, 2020	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

Balance at January 1, 2021	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

Profit (loss) for the period	—	—	—	—	—	(338,777)	(338,777)
Total other comprehensive income / (expense)	—	—	(482)	9,852	—	2,404	11,774
Total comprehensive income / (expense)	—	—	(482)	9,852	—	(336,373)	(327,003)

Transactions with owners of the company
Dividends to equity holders (Note 15)	—	—	—	—	—	(24,201)	(24,201)
Total transactions with owners	—	—	—	—	—	(24,201)	(24,201)

Balance at December 31, 2021	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Consolidated Statement of Changes in Equity (Continued)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	203,251	203,251
Total other comprehensive income / (expense)	—	—	(477)	30,657	—	1,101	31,281
Total comprehensive income / (expense)	—	—	(477)	30,657	—	204,352	234,532

Transactions with owners of the company
Dividends to equity holders (Note 15)	—	(24,213)	—	—	—	—	(24,213)
Treasury shares delivered in respect of share-based payment plans (Note 15)	—	—	—	—	1,080	—	1,080
Equity-settled share-based payment (Note 24)	—	—	—	—	—	1,484	1,484
Total transactions with owners	—	(24,213)	—	—	1,080	1,484	(21,649)

Balance at December 31, 2022	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

The accompanying notes on page F-12 to F-113 are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
(in thousands of USD)

	2022	2021	2020
	Jan. 1 - Dec 31, 2022	Jan. 1 - Dec 31, 2021	Jan. 1 - Dec 31, 2020
Cash flows from operating activities
Profit (loss) for the period	203,251	(338,777)	473,238

Adjustments for:	217,545	386,903	357,720
Depreciation of tangible assets (Note 8)	221,576	344,904	319,652
Depreciation of intangible assets	1,021	90	99
Provisions	(262)	(227)	(388)
Income tax (benefits)/expenses (Note 7)	2,804	(427)	1,944
Share of profit of equity-accounted investees, net of tax (Note 26)	(17,650)	(22,976)	(10,917)
Net finance expenses (Note 6)	105,869	80,607	70,057
(Gain)/loss on disposal of assets (Note 8)	(95,813)	(15,068)	(22,727)

Changes in working capital requirements	(82,727)	(20,504)	180,576
Change in cash guarantees (Note 11)	570	8	(12,339)
Change in inventory (Note 12)	27,391	6,745	107,602
Change in receivables from contracts with customers (Note 13)	(105,538)	(25,485)	85,830
Change in accrued income (Note 13)	(2,941)	(331)	12,667
Change in deferred charges and fulfillment costs (Note 13)	1,263	(1,285)	(263)
Change in other receivables (Note 11 and 13)	(4,600)	4,070	(3,826)
Change in trade payables (Note 19)	(1,316)	(1,215)	4,490
Change in accrued payroll (Note 19)	(39)	(3,689)	2,536
Change in accrued expenses (Note 19)	(2,808)	2,698	(10,675)
Change in deferred income (Note 19)	9,998	(5,594)	(4,645)
Change in other payables (Note 19)	(2,113)	2,953	(148)
Change in provisions for employee benefits (Note 18)	(2,594)	621	(653)

Income taxes paid during the period	2,761	12	78
Interest paid (Note 6-20)	(99,744)	(60,999)	(56,084)
Interest received (Note 6-13)	11,446	3,425	6,723
Dividends received from equity-accounted investees (Note 26)	3,021	4,635	7,534

Net cash from (used in) operating activities	255,553	(25,305)	969,785

Acquisition of vessels (Note 8)	(523,494)	(413,062)	(224,904)
Proceeds from the sale of vessels (Note 8)	356,730	55,844	78,075
Acquisition of other tangible assets and prepayments (Note 8)	(164)	(142)	(285)
Acquisition of intangible assets (Note 9)	(16,582)	(115)	(221)
Loans from (to) related parties (Note 26)	32,844	2,242	26,443
Proceeds from sale (Purchase of) shares in equity-accounted investees (Note 26)	—	—	2,000
Repayment of loans from related parties	(10,215)	—	—
Lease payments received from finance leases	2,036	1,987	1,786

Net cash from (used in) investing activities	(158,845)	(353,246)	(117,106)

(Purchase of) Proceeds from sale of treasury shares (Note 15)	1,080	—	(118,488)
Proceeds from new borrowings (Note 17)	1,270,295	1,509,580	893,827
Repayment of borrowings (Note 17)	(976,670)	(726,032)	(994,989)
Repayment of commercial paper (Note 17)	(279,314)	(303,426)	(359,295)
(Repayment of) Proceeds from sale and leaseback (Note 17)	(22,667)	(22,667)	(22,853)
Repayment of lease liabilities (Note 17)	(25,527)	(54,928)	(37,779)
Transaction costs related to issue of loans and borrowings (Note 17)	(5,871)	(4,422)	(8,083)
Dividends paid (Note 15)	(24,221)	(24,212)	(352,041)

Net cash from (used in) financing activities	(62,895)	373,893	(999,701)

Net increase (decrease) in cash and cash equivalents	33,813	(4,658)	(147,022)

Net cash and cash equivalents at the beginning of the period (Note 14)	152,528	161,478	296,954
Effect of changes in exchange rates	(6,412)	(4,292)	11,546

Net cash and cash equivalents at the end of the period (Note 14)	179,929	152,528	161,478
The accompanying notes on page F-12 to F-113 are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Notes to the consolidated financial statements for the year ended December 31, 2022

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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

Euronav NV is a fully-integrated provider of international maritime shipping and offshore services engaged in the transportation and storage of crude oil. The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry; Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name “Euronav” in 1989 when it was initially formed as the international tanker subsidiary of CNN. Euronav NV merged in 2018 with Gener8 Maritime, Inc, which became a wholly-owned subsidiary of Euronav NV. Through the merger Euronav NV is a leading independent large crude tanker operator.

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
2.    Basis of accounting
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union as of December 31, 2022.
Changes in significant accounting policies are described in policy 7. All accounting policies have been consistently applied for all periods presented in the consolidated financial statements unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Supervisory Board on April 12, 2023.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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
•Note 8 - Acquisition of the remaining 50% in TI Asia Ltd. and TI Africa Ltd. Euronav already had 50% in these 2 joint ventures and signed on June 7, 2022 a Share Sale and Purchase Agreement with the JV partner International Seaways, Inc. to take control over these 2 joint ventures by purchasing the remaining 50% of the shares. The acquisition of the remaining 50% in the 2 joint ventures has been treated as an asset acquisition as the asset concentration test was met under IFRS 3, given that substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset (i.e. the FSO and related lease component in the customer contract). Therefore, the consideration paid is allocated over the assets acquired (see Note 8, 9 and 26) and the transaction is not accounted for as a business combination.
•Note 8 and Note 17 - Whether the Group is reasonably certain to exercise the re-purchase options under the sale and leaseback agreements. If not reasonably certain, the residual value is estimated as the amount that the Group could receive from disposal of the vessels at the reporting date if the vessels were already of the age and in the condition that they will be in at the end of the lease term, and the financial liability is estimated using the fair value at the end of the lease term.
B.    Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts in the next financial years is included in the following notes:
•Accounting policy 11.5 - Depreciation policy: The Group reviewed the residual value of its vessels, an accounting estimate, in accordance with its accounting policy. The Group considered its continued focus on sustainability,

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

recent trends of the steel industry and the direction of the industry moving forward. Specifically, Euronav considered the steel industry’s commitment to be carbon neutral in 2050 and the impact of this on scrap steel.

Scrap steel is easily recoverable and infinitely recyclable and all scenarios leading to carbon neutrality in 2050 are likely to lead to an increased consumption of scrap steel. Further, the use of scrap steel to produce finished products instead of metal ore results in reduced greenhouse gas emissions.

The recycling of steel scrap obtained from end-of-life vessels also helps reduce air and water pollution. Steel scrap from end-of-life products can be recycled back into new steel products with potentially a very low CO2 footprint. This indicates that there will likely be a continuous need for scrap steel and, given the limited availability of scrap steel, this in turn should have a positive impact on the price of steel.

The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialized yards is challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. As a result, the Group has applied a residual value estimate for its vessels equal to the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton less supplemental costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually. Management judgement also took into consideration the long term perspective for the sector, including peak oil and oil demand in the energy mix for the next 20 years using the IEA reports and forecasts.

Based on the annual re-assessment of the residual value, there is no change in residual value as of December 31, 2022.

•Note 8 - Impairment test: key assumptions underlying the recoverable amount and in particular forecasted TCE, discount rates and residual value;
•Note 9 - Measurement of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.
•Note 8 and 17 - Intention to re-purchase vessels under the sale and leaseback agreements: during its annual re-assessment performed at the end of 2022 of the reasonable certainty to exercise the re-purchase options of these vessels, the Group opted to change the subsequent accounting of the transaction as from the date of re-assessment as the Group intends to exercise the re-purchase options. Therefore, prospectively, the vessels will be depreciated to their residual values over their remaining useful lives. The financial liabilities have been remeasured at the re-assessment date at the end of 2022.
The significant assumptions and accounting estimates used to support the reported amounts of assets and liabilities, income and expenses were regularly reviewed, and if needed updated, during 2022. The main judgements, estimates and assumptions are:

•Note 8 – Impairment test: the carrying amount of the vessels is reviewed to determine whether an indication of impairment exists. No impairment is required as of December 31, 2022 as the recoverable amount of each CGU continues to be in excess of the carrying amounts.

•Bunkers on the Oceania and the vessels are valued at lower of cost or net realizable value. Positive results were realized in 2022 for our fleet and the Group expects for 2023 the same based on the forecasted TCE rates.

•Allowance for expected credit losses: in accordance with IFRS 9, the group recognizes expected credit losses on trade receivables following the simplified approach. Lifetime expected losses are recognized for the trade receivables, excluding recoverable VAT amounts. Based on customer’s payment behavior, no significant additional allowances for expected credit losses were to be recognized as per December 31, 2022.

As the COVID-19 pandemic further evolves, potential changes in these views might occur in 2023.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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
•Note 20 - Financial instruments and
•Note 24 - Share-based payment arrangements
6.    Changes in accounting policies
The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2022 are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2021. A number of new standards are effective from January 1, 2022 but they do not have a material effect on the Group's financial statements.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses (see accounting policy 12 below). Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

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

The financial liability related to the three VLCCs under the sale and leaseback agreement entered into on December 30, 2019 (see Note 17) is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the fair value of the assets transferred at the end of the lease term or if the Group changes its assessment of whether it will exercise the purchase option.

Any changes in the financial liabilities from remeasurement are recognized through profit or loss.

Derecognition

The Group derecognizes a financial liability when its contractual obligations are discharged, canceled, or expired. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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

The group designated certain derivatives as hedging instruments to hedge the variability in cash flows. The Group entered into interest rate swaps and forward CAP contracts to hedge this risk (see Note 15).

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

The Group entered into several commodity swaps and futures in connection with its low sulfur fuel oil project. These instruments qualified as hedging instruments. These instruments were measured at their fair value; effective changes in fair value were recognized in OCI and the ineffective portion was recognized in profit or loss during 2020. As from 2021, all changes were recognized in profit or loss (see Note 15).

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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

See Note 20 for related disclosures.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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
10.4.    Amortization
Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives are as follows:
•Software:          3 - 5 years
•Customer contracts (service component of the NOC contract):    ten years
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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

The useful life of the FSOs have been assessed as 30 years due to the extension for ten years of the timecharter contract in direct continuation of their current contractual service, or until July 21, 2032 and September 21, 2032 respectively. The end of the useful economic life of the FSO vessels was set equal to the contract end date or approximately 30 years since build date.
As explained in policy 5.B., management re-assesses on a yearly basis the residual value of its fleet. During 2022, each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated net scrap rate of $390/LDT. This rate was not applied during 2022 for the three VLCCs under the sale and leaseback agreement entered into on December 30, 2019 (see Note 17). In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets. During the annual re-assessment at the end of 2022, the Company concluded it is now reasonably certain that the Group will exercise the re-purchase options due to the increase in second-hand prices for 15+ VLCCs. During 2022, the three vessels were depreciated over the period until the end of the lease term, using a residual value of $21 million, which was the estimation from the prior year re-assessment of the amount that the Group could receive from disposal of the vessels at the reporting date if the vessels were already of the age and in the condition that they will be in at the end of the lease term. As a result of the annual re-assessment at the end of 2022, the

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

three vessels will prospectively be depreciated from that date to the end of their useful lives using the same residual value as other vessels in the fleet (i.e. $390/LDT).

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

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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
•    plans to dispose of assets before the previously expected date of disposal;
•    indications that the performance of a CGU is, or will be, worse than expected;

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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

The value in use calculation for FSOs, when required, is based on the remaining useful life of the vessels as of the reporting date, and forecast charter rates are determined using the fixed daily contract rates. The FSO Asia and the FSO Africa were on a five years timecharter contract to North Oil Company, the operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & gas Limited and Total E&P Golfe Limited, until July 22, 2022 and September 22, 2022, respectively. In November 2020, the two joint ventures (TI Asia Ltd and TI Africa Ltd.) signed an extension for ten years in direct continuation of their current contractual service, or until July 21, 2032 and September 21, 2032 respectively. Following this extension of the contract with North Oil Company until 2032, the end of the useful economic life was set equal to the contract end date or approximately 30 years since build date.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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

Onerous contracts

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

17.    Revenue
17.1.    Pool Revenues
Aggregated revenue recognized on a daily basis from vessels operating on voyage charters in the spot market and on contract of affreightment within the pool is converted into an aggregated net revenue amount by subtracting aggregated voyage expenses (such as fuel and port charges) from gross voyage revenue. These aggregated net revenues are combined with aggregated floating time charter revenues to determine aggregated pool Time Charter Equivalent revenue (TCE). Aggregated pool TCE revenue is then allocated to pool partners in accordance with the allocated pool points earned for each vessel that recognizes each vessel’s earnings capacity based on its cargo, capacity, speed and fuel consumption performance and actual on hire days. The TCE revenue earned by our vessels operated in the pools is equal to the pool point rating of the vessels multiplied by time on hire, as reported by the pool manager.

Revenue from the floating time charter agreements under which vessels are employed by the TI Pool is accounted for under IFRS 15 Revenue from Contracts with Customers.

TI administration fees are subtracted from the net pool revenues.

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

Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed (refer to accounting policy 19.2). IFRS 16 requires the Group to separate lease and non-lease components, with the lease component qualifying as operating lease under IFRS 16 and the service components accounted for under IFRS 15.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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
After lease commencement, the Group measures the right-of-use asset using a cost model, namely at cost less accumulated depreciation and accumulated impairment. The right-of-use asset is subsequently depreciated using the straight-line method, refer to accounting policy 11.5. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
If the lease qualifies as an operating lease, e.g. time charter out, the leased asset remains on the balance sheet of the lessor and continues being depreciated. The adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of 'revenue' (refer to accounting policy 17.2.). Payments related to service component made under operating leases are also recognized in the income statement over the term of the lease.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

In application of an IFRIC agenda decision on IAS 12 Income taxes, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the income statement but is shown as an administrative expense under the heading Other operating expenses. In accordance with IFRIC 23 the Group assesses whether there is any uncertainty over Income Tax Treatments.

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

24.    New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2022, and have not been applied in preparing these consolidated financial statements. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.
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

Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, issued on May 7, 2021, clarifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations—transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations.

The amendments are effective for annual periods beginning on or after January 1, 2023 with early application permitted. These amendments have been endorsed by the EU.

Amendments to IAS 1 Presentation of Financial statements:
•Classification of Liabilities as Current or Non-current (issued on January 23, 2020);

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

•Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on July 15, 2020); and
•Non-current Liabilities with Covenants (issued on October 31, 2022)

Amendments to IAS 1 Presentation of Financial statements: Classification of Liabilities as Current or Non-current, issued on January 23, 2020, clarify a criterion in IAS 1 for classifying a liability as non-current: the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.
The amendments:
a.specify that an entity’s right to defer settlement must exist at the end of the reporting period;
b.clarify that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
c.clarify how lending conditions affect classification; and
d.clarify requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

On July 15, 2020, the IASB issued Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) deferring the effective date of the January 2020 amendments.

On October 31, 2022, the IASB issued Non-current liabilities with Covenants, which amends IAS 1 and specifies that covenants (i.e. conditions specified in a loan arrangement) to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements.

All of the amendments are effective for annual reporting periods beginning on or after January 1, 2024 with early adoption permitted. The amendments have not yet been endorsed by the EU.

Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback, issued on September 22, 2022, introduce a new accounting model which will impact how a seller-lessee accounts for variable lease payments in a sale-and-leaseback transaction.
Under this new accounting model for variable payments, a seller-lessee will:
a.include estimated variable lease payments when it initially measures a lease liability arising from a sale-and-leaseback transaction; and
b.after initial recognition, apply the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains.
These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2024 with early application permitted. These amendments have not yet been endorsed by the EU.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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
The Group has one client in the Tankers segment that represented 8% (timecharter contract) of the Tankers segment total revenue in 2022 (2021: two clients which represented 11% (timecharter contract) and 10% respectively, in 2020 one client which represented 6% (timecharter contract)). All the other clients represent less than 6% of total revenues of the Tankers segment. The Group has one client in the FSO segment.
The Group's internal organizational and management structure does not distinguish any geographical segments.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Consolidated statement of financial position

(in thousands of USD)	December 31, 2022				December 31, 2021
ASSETS	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Vessels	2,846,780	211,153	—	3,057,933	2,975,392	105,350	(112,955)	2,967,787
Assets under construction	228,429	—	—	228,429	181,293	—	—	181,293
Right-of-use assets	21,493	—	—	21,493	29,001	—	—	29,001
Other tangible assets	762	—	—	762	1,218	—	—	1,218
Intangible assets	89	15,657	—	15,746	186	—	—	186
Receivables	33,297	1,092	436	34,825	46,251	—	9,388	55,639
Investments in equity accounted investees	2,249	—	(826)	1,423	4,653	—	67,793	72,446
Deferred tax assets	1,403	—	—	1,403	1,546	—	—	1,546

Total non-current assets	3,134,502	227,902	(390)	3,362,014	3,239,540	105,350	(35,774)	3,309,116

Total current assets	591,130	16,311	(382)	607,059	459,864	10,478	(10,935)	459,407

TOTAL ASSETS	3,725,632	244,213	(772)	3,969,073	3,699,404	115,828	(46,709)	3,768,523

EQUITY and LIABILITIES

Total equity	2,076,976	96,489	—	2,173,465	1,891,483	69,099	—	1,960,582

Bank and other loans	1,141,378	123,290	(425)	1,264,243	1,175,835	11,465	(11,465)	1,175,835
Other notes	197,556	—	—	197,556	196,895	—	—	196,895
Other borrowings	71,011	—	—	71,011	86,198	—	—	86,198
Lease liabilities	5,824	—	—	5,824	16,759	—	—	16,759
Other payables	—	404	—	404	3,490	—	—	3,490
Deferred tax liabilities	—	—	—	—	—	10,535	(10,535)	—
Employee benefits	1,635	—	—	1,635	6,839	—	—	6,839
Provisions	597	—	—	597	892	—	—	892

Total non-current liabilities	1,418,001	123,694	(425)	1,541,270	1,486,908	22,000	(22,000)	1,486,908

Total current liabilities	230,655	24,030	(347)	254,338	321,013	24,729	(24,709)	321,033

TOTAL EQUITY and LIABILITIES	3,725,632	244,213	(772)	3,969,073	3,699,404	115,828	(46,709)	3,768,523

Consolidated statement of profit or loss

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

(in thousands of USD)	2022				2021				2020
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Shipping income
Revenue	810,122	66,297	(21,750)	854,669	422,649	50,132	(53,011)	419,770	1,220,843	49,949	(60,451)	1,210,341
Gains on disposal of vessels/other tangible assets	99,437	—	(3,277)	96,160	15,068	—	—	15,068	23,107	—	(379)	22,728
Other operating income	12,208	3,752	(819)	15,141	10,111	2,356	(2,212)	10,255	9,907	2,577	(2,372)	10,112
Total shipping income	921,767	70,049	(25,846)	965,970	447,828	52,488	(55,223)	445,093	1,253,857	52,526	(63,202)	1,243,181

Operating expenses
Voyage expenses and commissions	(176,146)	—	959	(175,187)	(122,374)	—	3,566	(118,808)	(129,833)	—	4,403	(125,430)
Vessel operating expenses	(202,765)	(19,156)	5,827	(216,094)	(222,087)	(12,381)	13,762	(220,706)	(221,245)	(12,014)	14,869	(218,390)
Charter hire expenses	(5,259)	—	(510)	(5,769)	(6,775)	—	(2,975)	(9,750)	(5,410)	—	(2,544)	(7,954)
Losses on disposal of vessels/other tangible assets	(347)	—	—	(347)	—	—	—	—	(1)	—	—	(1)
Depreciation tangible assets	(212,624)	(12,101)	3,149	(221,576)	(347,338)	(9,899)	12,333	(344,904)	(323,216)	(16,710)	20,274	(319,652)
Depreciation intangible assets	(108)	(913)	—	(1,021)	(90)	—	—	(90)	(99)	—	—	(99)
General and administrative expenses	(51,323)	(508)	129	(51,702)	(32,441)	(330)	363	(32,408)	(37,441)	(560)	668	(37,333)
Total operating expenses	(648,572)	(32,678)	9,554	(671,696)	(731,105)	(22,610)	27,049	(726,666)	(717,245)	(29,284)	37,670	(708,859)

RESULT FROM OPERATING ACTIVITIES	273,195	37,371	(16,292)	294,274	(283,277)	29,878	(28,174)	(281,573)	536,612	23,242	(25,532)	534,322

Finance income	26,747	313	80	27,140	14,050	—	884	14,934	20,045	21	1,430	21,496
Finance expenses	(128,695)	(4,569)	255	(133,009)	(95,626)	(1,971)	2,056	(95,541)	(91,645)	(3,295)	3,387	(91,553)
Net finance expenses	(101,948)	(4,256)	335	(105,869)	(81,576)	(1,971)	2,940	(80,607)	(71,600)	(3,274)	4,817	(70,057)

Share of profit (loss) of equity accounted investees (net of income tax)	92	—	17,558	17,650	380	—	22,596	22,976	467	—	10,450	10,917

Profit (loss) before income tax	171,339	33,115	1,601	206,055	(364,473)	27,907	(2,638)	(339,204)	465,479	19,968	(10,265)	475,182

Income tax expense	(216)	(987)	(1,601)	(2,804)	427	(2,638)	2,638	427	(1,944)	(10,265)	10,265	(1,944)

Profit (loss) for the period	171,123	32,128	—	203,251	(364,046)	25,269	—	(338,777)	463,535	9,703	—	473,238

Attributable to:
Owners of the company	171,123	32,128	—	203,251	(364,046)	25,269	—	(338,777)	463,535	9,703	—	473,238

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Summarized consolidated statement of cash flows

(in thousands of USD)	2022				2021				2020
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Net cash from (used in) operating activities	230,207	33,474	(8,128)	255,553	(32,132)	35,532	(28,705)	(25,305)	958,798	36,328	(25,341)	969,785
Net cash from (used in) investing activities	(132,942)	(134,402)	108,499	(158,845)	(351,767)	—	(1,479)	(353,246)	(110,314)	—	(6,792)	(117,106)
Net cash from (used in) financing activities	(65,916)	101,582	(98,561)	(62,895)	(378,528)	(35,259)	787,680	373,893	(995,151)	(36,503)	31,953	(999,701)

Capital expenditure	(395,802)	(144,438)	—	(540,240)	(413,319)	—	—	(413,319)	(226,663)	—	1,253	(225,410)

On June 7, 2022, the Group announced that it has become the full owner of the FSO platform as previously held in its 50-50 joint venture with International Seaways, Inc. (“INSW”). The Group recognized the FSOs Asia and Africa fully due to the acquisition of the remaining 50% in TI Asia and TI Africa for an amount of $223.1 million. The price paid amounted to $129.9 million and can be retrieved under 'Acquisitions of vessels' in the cash flow statement. The transaction was booked as an asset acquisition as the asset concentration test was met under IFRS 3, given that substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset (i.e. the FSO and related lease component in the customer contract). The intangible asset related to the service component in the customer contract (see Note 9) has been separately recorded on the balance sheet as this could not be included in the single identifiable asset related to the FSO. The intangible asset was valued at $16.6 million which did not alter the "substantially all" criterium.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 3 - Assets and liabilities held for sale and discontinued operations
Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	December 31, 2022	December 31, 2021	December 31, 2020
Vessels	18,459	—	—
Of which in Tankers segment	18,459	—	—
Of which in FSO segment	—	—	—

(in thousands of USD)	(Estimated) Net sale price	Book Value	Asset Held For Sale	Impairment Loss	(Expected) Gain
At January 1, 2021	—	—	—	—	—

At December 31, 2021	—	—	—	—	—

At January 1, 2022	—	—	—	—	—

Assets transferred to assets held for sale
Cap Charles	40,523	18,459	18,459	—	22,064

At December 31, 2022	—	—	18,459	—	22,064

On December 14, 2022, the Company sold the Suezmax Cap Charles (2006 - 158,881 dwt), for $41.4 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2022, and had a carrying value of $18.5 million as of that date. The vessel was delivered to its new owner on February 16, 2022. Taking into account the sales commission, the net gain on this vessel amounts to $22.1 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2023.
As of December 31, 2021 the Group had no assets held for sale.
Discontinued operations
As of December 31, 2022 and December 31, 2021, the Group had no operations that meet the criteria of a discontinued operation.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 4 – Revenue and other operating income

(in thousands of USD)	2022				2021
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Pool Revenue	359,926	—	(6)	359,920	136,160	—	11	136,171
Spot Voyages	377,900	—	(540)	377,360	215,158	—	(2,890)	212,268
Revenue from contracts with customers	737,826	—	(546)	737,280	351,318	—	(2,879)	348,439

Time Charters	72,296	66,297	(21,204)	117,389	71,331	50,132	(50,132)	71,331
Lease income	72,296	66,297	(21,204)	117,389	71,331	50,132	(50,132)	71,331

Total revenue	810,122	66,297	(21,750)	854,669	422,649	50,132	(53,011)	419,770

Other operating income	—	—	—	15,141	—	—	—	10,255

For the accounting treatment of revenue, we refer to the accounting policies (see Note 1.17) - Revenue.

The increase in revenue is mainly related to the increase in pool and spot voyage revenue which is driven by improved freight rates mainly in the last quarter of 2022 compared to 2021. Notwithstanding, in 2022, there were less onhire days compared to 2021 due to a decrease in the fleet size mainly resulting from a vessel sale program completed in 2022. The latter is illustrating our fleet rejuvenation strategy.

The increase in revenue from time charters is also benefiting from these favorable market conditions triggering additional profit split earnings despite a lower number of vessels on time charter compared to 2021.

Other operating income includes revenues related to the daily standard business operation of the fleet which are not directly attributable to an individual voyage.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions

(in thousands of USD)	2022	2021	2020
Commissions paid	(14,778)	(8,014)	(12,748)
Bunkers	(131,089)	(84,614)	(98,761)
Other voyage related expenses	(29,320)	(26,180)	(13,921)
Total voyage expenses and commissions	(175,187)	(118,808)	(125,430)

The voyage expenses and commissions, which relate to the Suezmax fleet only, increased in 2022 compared to 2021 mainly due to a strong increase in bunker related expenses, whilst noting an increase for commissions paid and other voyage related expenses.

The increase in bunker cost follows the increase in crude oil prices since the beginning of the year due to the war between Russia and Ukraine and the economic sanctions that have been imposed.

The majority of the bunkers consumed by Euronav vessels are procured through the Company's IMO 2020 fuel compliance program (see Note 12). For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool. IMO’s initial GHG strategy aims to reduce carbon emissions by 40% by 2030 (IMO 2030) from 2008’s levels and at least 50% of the shipping industry’s total greenhouse gas emissions by 2050 (IMO 2050). Based on the continuous renewal of the fleet and selling of the older vessels (> 15 years), Euronav is seeking to reach the 2030 target via its AER trajectory.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

The increase in commissions paid is due to slightly more vessels on the spot as well as increased market rates compared to 2021.

Vessel operating expenses

(in thousands of USD)	2022	2021	2020
Operating expenses	(199,286)	(204,702)	(204,433)
Insurance	(16,808)	(16,004)	(13,957)
Total vessel operating expenses	(216,094)	(220,706)	(218,390)

The operating expenses relate mainly to the crewing expenses (including crew bonuses), technical and other costs (including shore staff working entirely on ship management) which are needed to operate tankers. In 2022, these expenses were slightly lower compared to 2021, resulting from a smaller fleet size on average in 2022 compared to 2021.

Following the Ballast water Management convention, the installation of new ballast water treatment systems was mandatory. However, these costs are to be made by almost the entire industry and do not make vessels obsolete or significantly more expensive to operate or maintain.

The IMO is looking to reduce the carbon intensity of shipping through implementation of further phases of the energy efficiency design index (EEDI) for new vessels. From January 1, 2023, all existing vessels must meet new energy efficiency standards. EEXI is the sister to EEDI, Energy Efficiency Design Index, which has been in force since 2013. These indexes measure the same in practice; however, EEDI is applied to new vessels while EEXI applies to existing vessels. EEXI regulation is one of the most significant measures by the IMO to promote more environmentally friendly technologies and reduce the shipping industry’s carbon footprint. The costs to comply with this new legislation are to be made by almost the entire industry and do not make vessels obsolete or significantly more expensive to operate or maintain.

Carbon Intensity Indicator (“CII”) takes effect from January 1, 2023. The CII (Carbon Intensity Indicator) measures how efficiently a vessel above 5,000 GT transports goods or passengers and is calculated in grams of CO2 emitted per cargo-carrying capacity and nautical mile. The first annual reporting will be completed in 2023, with initial ratings given in 2024. Vessels will receive a rating of A (major superior), B (minor superior), C (moderate), D (minor inferior) or E (inferior performance level). The rating thresholds will become increasingly stringent towards 2030. A vessel rated D for three consecutive years or rated as E, will need to develop a plan of corrective actions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Euronav has projected the future CII rating for its current fleet based on the 2021 AER data and the Group expects CII ratings require no significant investments.

Charter hire expenses

(in thousands of USD)	2022	2021	2020
Charter hire	(3,912)	(8,473)	(7,954)
Bareboat hire	(1,857)	(1,277)	—
Total charter hire expenses	(5,769)	(9,750)	(7,954)

The charter-hire expenses in 2022 are entirely attributable to the internal short term time charter agreement with our joint venture Bari Shipholding Ltd. and the hire expenses for the barge (Cougar Satu) in relation to our fuel compliance program (see Note 12). The Group elected to apply the short-term lease exemption and accordingly, the lease payments were recognized as an expense and right-of-use assets and lease liabilities were not recognized. The decrease noted in 2022 compared to 2021 is due to the sale of Suezmax Bari (2005 - 159,186 dwt) on March 24, 2022.

The bareboat hire is related to four bareboat contracts ended on December 15, 2021 with one vessel (VLCC Nautilus) redelivered to the owners before December 31, 2021. The expenses for the bareboat hire days upon redelivery of the three remaining vessels (VLCCs Navarin, Neptun and Nucleus) were recorded as bareboat hire instead of accounting for a lease modification. All vessels were redelivered during the first quarter of 2022.
General and administrative expenses

(in thousands of USD)	2022	2021	2020
Wages and salaries	(8,272)	(7,566)	(10,641)
Social security costs	(1,242)	(1,295)	(1,360)
Provision for employee benefits (Note 18)	205	687	(545)
Cash-settled share-based payments (Note 24)	2,973	(548)	1,338
Equity-settled share-based payments (Note 24)	(2,411)	(761)	(140)
Other employee benefits	(919)	(1,000)	(1,272)
Employee benefits	(9,666)	(10,482)	(12,620)
Administrative expenses	(37,955)	(18,355)	(21,652)
Tonnage Tax	(4,343)	(3,346)	(3,459)
Claims	—	(452)	10
Provisions	262	227	388
Total general and administrative expenses	(51,702)	(32,408)	(37,333)

Average number of full time equivalents (shore staff)	192.81	189.05	185.66
The general and administrative expenses which include amongst others: shore staff wages excluding shore staff working entirely on ship management, director fees, office rental, consulting and audit fees and tonnage tax, increased in 2022 compared to 2021. This increase was mainly due to an increase in administrative expenses.
The increase in administrative expenses is mainly due to legal and other fees incurred in relation to the potential merger discussions with Frontline Plc, following the Combination Agreement, as well as the vesting of variable stock option plans of the Management Board (TBIP 2019).

The share-based payments are lower compared to 2021 mainly due to the reversal of the provision on cash-settled share-based payments as the TBIP 2019 was fully vested during 2022 and for which the payout is reflected in the administrative expenses. In 2022, the LTIP 2015, LTIP 2019, LTIP 2020 and LTIP 2021 were recognized in the equity-settled share-based payment expenses (see Note 15).

The increase in tonnage tax for the year ended in 2022 is mainly driven by the unilateral decision of the Greek Authority to increase the Greek voluntary tax.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 6 - Net finance expense
Recognized in profit or loss

(in thousands of USD)	2022	2021	2020
Interest income	7,063	1,896	3,687
Change in fair value of fuel derivatives recognized in P&L	6,132	1,668	2,800
Foreign exchange gains	13,945	11,370	15,009
Finance income	27,140	14,934	21,496

Interest expense on financial liabilities measured at amortized cost	(85,418)	(57,961)	(60,627)
Interest leasing	(1,237)	(2,378)	(3,287)
Change in fair value of fuel derivatives recognized in P&L	(26,388)	(8,966)	(1,723)
Fair value adjustment on interest rate swaps	(507)	(78)	(108)
Other financial charges	(5,930)	(14,265)	(9,936)
Foreign exchange losses	(13,529)	(11,893)	(15,872)
Finance expense	(133,009)	(95,541)	(91,553)

Net finance expense recognized in profit or loss	(105,869)	(80,607)	(70,057)

Finance income is higher during the year ended December 31, 2022 compared to December 31, 2021 which is mainly due to an increased interest income received on the interest swaps enhanced by an increase in change in fair value of fuel derivatives recognized through P&L.

Finance expenses increased during the year ended December 31, 2022 compared to December 31, 2021. This is mainly due to an increase in interest expenses on financial liabilities enhanced by an increase in change in fair value of fuel derivatives recognized through P&L. The increased interest expenses on financial liabilities are mainly related to an increase in interest expenses on bank loans due to an increasing interest rate environment and a higher average outstanding debt compared to the period ended December 31, 2021. The increased expense in change in fair value of fuel derivatives is mainly due to the higher negative result on the fuel derivatives related to the hedging program of the bunker fuel on board of the Oceania.

The decrease in other financial charges is mainly due to the correction above pari in relation with the bond renewal completed in 2021 as well as a decrease in commitment fees incurred during 2022 compared to 2021.

Interest leasing is the interest on lease liabilities.

The above finance income and expenses include the following in respect of assets (liabilities) not recognized at fair value through profit or loss:

	2022	2021	2020
Total interest income on financial assets	7,063	1,896	3,687
Total interest expense on financial liabilities	(85,418)	(57,961)	(60,627)
Total interest leasing	(1,237)	(2,378)	(3,287)
Total other financial charges	(5,930)	(14,265)	(9,936)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Recognized directly in equity

(in thousands of USD)	2022	2021	2020
Foreign currency translation differences for foreign operations	(477)	(482)	636
Cash flow hedges - effective portion of changes in fair value	30,657	9,852	(2,873)
Net finance expense recognized directly in equity	30,180	9,370	(2,237)
Attributable to:
Owners of the Company	30,180	9,370	(2,237)
Net finance expense recognized directly in equity	30,180	9,370	(2,237)
Recognized in:
Translation reserve	(477)	(482)	636
Hedging reserve	30,657	9,852	(2,873)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2022	2021	2020
Current tax
Current period	(1,736)	(206)	(575)
Changes related to prior years	57	436	—
Total current tax	(1,680)	230	(575)

Deferred tax
Recognition of unused tax losses/(use of tax losses)	(137)	201	(1,369)
Other	(987)	(4)	—
Total deferred tax	(1,124)	197	(1,369)

Total tax benefit/(expense)	(2,804)	427	(1,944)

Reconciliation of effective tax	2022		2021		2020
Profit (loss) before tax		206,055		(339,204)		475,182

Tax at domestic rate	(25.00)%	(51,514)	(25.00)%	84,801	(25.00)%	(118,796)
Effects on tax of :
Tax exempt profit / loss		2,642		4,541		241
Tax adjustments for previous years		57		436		—
Loss for which no DTA (*) has been recognized		4,481		27		(61)
Non-deductible expenses		(315)		(188)		(482)
Use of previously unrecognized tax losses and tax credits		4,431		4,101		267
Effect of Tonnage Tax regime		40,670		(84,881)		115,174
Effect of share of profit of equity-accounted investees		4,389		5,649		2,613
Effects of tax regimes in foreign jurisdictions		(7,645)		(14,059)		(900)
Total taxes	(1.36)%	(2,804)	(0.13)%	427	(0.41)%	(1,944)

* Deferred Tax Asset
In application of an IFRIC agenda decision on ‘IAS 12 Income taxes’, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses. The amount paid for tonnage tax in the year ended December 31, 2022 was $4.3 million (2021: $3.3 million) (see Note 5).

Subject to further detailed analysis for confirmation, but the Group expects no material impact due to the OECD global minimum tax initiatives because of international shipping carve out rules & mechanism.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Right-of-use assets	Other tangible assets	Total PPE
At January 1, 2020
Cost	4,815,910	—	88,182	5,042	4,909,134
Depreciation & impairment losses	(1,638,648)	—	(29,274)	(2,777)	(1,670,699)
Net carrying amount	3,177,262	—	58,908	2,265	3,238,435

Acquisitions	17,835	207,069	25,701	285	250,890
Disposals and cancellations	(42,641)	—	—	(2)	(42,643)
Depreciation charges	(287,148)	—	(31,702)	(802)	(319,652)
Translation differences	—	—	48	13	61
Balance at December 31, 2020	2,865,308	207,069	52,955	1,759	3,127,091

At January 1, 2021
Cost	4,608,326	207,069	113,859	5,189	4,934,443
Depreciation & impairment losses	(1,743,018)	—	(60,904)	(3,430)	(1,807,352)
Net carrying amount	2,865,308	207,069	52,955	1,759	3,127,091

Acquisitions	56,111	356,951	23,476	142	436,680
Disposals and cancellations	(39,522)	—	—	—	(39,522)
Depreciation charges	(296,837)	—	(47,387)	(680)	(344,904)
Transfers	382,727	(382,727)	—	—	—
Translation differences	—	—	(43)	(3)	(46)
Balance at December 31, 2021	2,967,787	181,293	29,001	1,218	3,179,299

At January 1, 2022
Cost	4,875,810	181,293	53,226	5,244	5,115,573
Depreciation & impairment losses	(1,908,023)	—	(24,225)	(4,026)	(1,936,274)
Net carrying amount	2,967,787	181,293	29,001	1,218	3,179,299

Acquisitions	448,850	165,246	14,060	164	628,320
Disposals and cancellations	(258,899)	—	—	—	(258,899)
Depreciation charges	(199,457)	—	(21,509)	(610)	(221,576)
Transfer to assets held for sale (Note 3)	(18,459)	—	—	—	(18,459)
Transfers	118,110	(118,110)	—	—	—
Translation differences	—	—	(59)	(10)	(69)
Balance at December 31, 2022	3,057,932	228,429	21,493	762	3,308,616

At December 31, 2022
Cost	5,014,747	228,429	66,785	5,159	5,315,120
Depreciation & impairment losses	(1,956,815)	—	(45,292)	(4,397)	(2,006,504)
Net carrying amount	3,057,932	228,429	21,493	762	3,308,616

On October 27, 2020 and November 6, 2020, the Company entered into a time charter agreement for two Suezmaxes, Marlin Sardinia and Marlin Somerset (see Note 21). In accordance with IFRS, the Group recognized a right-of-use asset of $24.9 million.

In 2021, the Group completed an intensive dry dock program to take advantage of the current challenging freight rate background. The Aegean, Alboran, Alex, Alice, Andaman, Anne, Antigone, Aquitaine, Arafura, Aral, Ardeche, Cap Charles, Cap Guillaume, Cap Leon, Cap Philippe, Cap Victor, Desirade, Donoussa, Drenec, Heron, Hirado, Sandra, Sara, Selena and

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Stella have been dry-docked in 2021 (18 VLCCs and seven Suezmaxes). The cost of planned repairs is capitalized and included under the heading Acquisitions.

During 2021, four newbuilding VLCCs were delivered from Daewoo Shipbuilding & Marine Engineering shipyard for an aggregate amount of $382.7 million. In January 2021, Euronav took delivery of the first two newbuildings, Delos (2021 - 300,200 dwt) and Diodorus (2021 - 300,200 dwt). In March 2021, Euronav took delivery of the third and fourth newbuilding, Doris (2021 - 300,200 dwt) and Dickens (2021 - 300,200 dwt). These four vessels were previously reported as vessels under construction as at December 31, 2020.

In 2022, the Maria, Cap Pierre, Amundsen, Captain Michael, Sonia, Iris, Ingrid, Cap Lara, Alsace, Dalma, Daishan, Hatteras, Ilma, Sienna and Simone have been dry-docked. The VLCCs Iris, Ingrid, Alsace and Ilma have been equipped with scrubber installations during the dry-dock. The cost of planned repairs is capitalized and included under the heading Acquisitions.

During 2022, two newbuilding Suezmaxes joined our fleet for an aggregate amount of $118.0 million. Cedar (2022 - 157,310 dwt) was delivered on January 7, 2022 and Cypress (2022 - 157,310 dwt) on January 20, 2022. Both were constructed at Daehan Shipbuilding (DHSC) in South Korea. These two vessels were previously reported as vessels under construction as at December 31, 2021.

On April 29, 2022, Euronav announced the purchase of two eco-VLCCs, the Chelsea (2020 – 299,995 dwt) and the Ghillie (2019 – 297,750 dwt), for $179 million in total. They are sisters of our D-class vessels (Delos, (2021 – 300,200 dwt), Diodorus (2021 – 300,200 dwt), Doris (2021 – 300,200 dwt) and Dickens (2021 – 299,550 dwt). These vessels were all built in Korea at Daewoo Shipbuilding & Marine Engineering, are fitted with scrubbers and are the latest generation of ecotype VLCC's. The vessels entered the fleet under their new names Dalis (previously Chelsea) and Derius (previously Ghillie).

As of June 7, 2022, the Group recognized the FSOs Asia and Africa fully in property, plant and equipment due to the acquisition of the remaining 50% in TI Asia and TI Africa for an amount of $223.1 million (see Note 2).

On June 24, 2022, Euronav has declared the options to extend the time charter agreement for the two Suezmaxes Marlin Sardinia and Marlin Somerset with an additional 12 months. This resulted in the recognition of a right-of-use asset of $13.4 million.

It is further noted that for the year ended at December 31, 2022, the depreciation charges decreased significantly compared to previous years. This is related to the re-assessment of the residual value at year end 2021 (see Note 1.5 B).

The Group had eight vessels under construction at December 31, 2022 for an aggregate amount of $228.4 million (2021: eight vessels under construction). The amounts presented within "vessels under construction" relate to three Eco-type VLCCs and five Eco-Type Suezmaxes.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Disposal of assets – Gains/losses

(in thousands of USD)	Sale price	Book Value	Gain	Loss
Finesse - Sale	21,003	12,705	8,298	—
Cap Diamant - Sale	20,072	7,242	12,830	—
TI Hellas - Sale	37,000	35,400	1,600	—

At December 31, 2020	78,075	55,347	22,728	—

	Sale price	Book Value	Gain	Loss
Newton - Sale	35,370	32,953	1,163	—
Filikon - Sale	15,974	6,570	9,404	—
Other	—	—	4,500	—

At December 31, 2021	51,344	39,523	15,068	—

	Sale price	Book Value	Gain	Loss
Sandra - Sale	47,520	47,299	221	—
Sara - Sale	47,520	46,013	1,507	—
Sonia - Sale	50,490	50,837	—	(347)
Simone - Sale	50,490	50,070	420	—
Cap Leon - Sale	19,924	9,081	10,843	—
Cap Pierre - Sale	19,058	11,537	7,521	—
Cap Philippe - Sale	32,046	19,165	12,881	—
Europe - Sale	40,013	5,300	34,713	—
Cap Guillaume - Sale	34,153	19,597	14,556	—
Other	—	—	13,500	—

At December 31, 2022	341,214	258,899	96,161	(347)

On January 26, 2022, Euronav announced that the Company booked a $18 million capital gain on disposal of assets upon the redelivery of 4 VLCCs, which occurred at the maturity of a five-year sale and leaseback agreement. The four VLCCs are: the Nautilus (2006 - 307,284 dwt), Navarin (2007 - 307,284 dwt), Neptun (2007 - 307,284 dwt) and the Nucleus (2007 - 307,284 dwt). As the first ship was redelivered on December 15, 2021, $4.5 million was booked in the fourth quarter of 2021, whereas the remaining $13.5 million was booked in the first quarter of 2022.

On April 29, 2022, Euronav has sold four older S-class VLCCs for an en-bloc price of $198 million. The four vessels are the Sandra (2011 – 323,527 dwt), Sonia (2012 – 314,000 dwt), Sara (2011 – 322,000 dwt), and Simone (2012 – 315,988 dwt). The vessels were delivered to their new owners respectively on May 9, 17 and 20, 2022 and October 10, 2022. A net capital gain of $1.8 million was recorded on the sale of the four vessels of which $1.4 million in the second quarter and $0.4 million in the fourth quarter of 2022.

On June 13, 2022, Euronav announced that it has sold its two eldest Suezmax vessels Cap Pierre (2004 - 159,048 dwt) and Cap Leon (2003 - 159,048 dwt). The combined net capital gains realised on these sales amount to $18.4 million upon delivery on April 28, 2022 and June 30, 2022 respectively to its new owners and were booked in the second quarter of 2022.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

On August 9, 2022, the Group sold the Suezmax Cap Philippe (2006 - 158,920 dwt) for a net sale price of $32 million. A capital gain on the sale of $12.8 million was recorded in the fourth quarter of 2022 upon delivery to its new owner on October 13, 2022.

On September 23, 2022, Euronav sold the ULCC Europe (2002 - 441,561) for a net sale price of $40 million. The Company recorded a capital gain of $34.7 million in the fourth quarter of 2022 upon delivery to its new owner on October 26, 2022.

On September 30, 2022, Euronav sold the Suezmax Cap Guillaume (2006 – 158,889 dwt) for a net sale price of $34.2 million. The Company recorded a capital gain of $14.6 million in the fourth quarter of 2022 upon delivery to its new owner on November 23, 2022.

Impairment

In previous years, Euronav carefully assessed through a detailed approach if the carrying amounts of the vessels would require an impairment. No impairment was booked so far. In 2021, the Group performed the annual impairment test due to two indicators which triggered the requirement for such test, being the further decline in market rates, and the net operating losses of the Group. In 2022, both for the CGUs under the tankers segment and the FSO segment (as defined in Note 2), the Group performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary.

For the tankers segment, when analysing the potential impairment indicators set out in accounting policy 13.2 and taking into account the strong performance in 2022, the stronger share price, and the current elevated freight rates and market values for VLCCs and Suezmaxes, there is no potential indicator for impairment.

The Group also reviews internal and external indicators, similar to the ones used for tankers, to assess whether the FSO’s might be impaired. The FSO Asia and FSO Africa are on a ten years timecharter contract to North Oil Company, the operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited, until July 21, 2032 and September 21, 2032 respectively. It is further noted that the contracts remain profitable until the end of the useful lives of both FSOs and therefore, no impairment indicators have been identified. The review of the indicators did not trigger the requirement to perform a more in-depth impairment analysis at December 31, 2022.

Security

All tankers financed with bank loans are subject to a mortgage to secure bank loans (see Note 17).
Capital commitment
As at December 31, 2022 the Group's total capital commitments amounts to $404.1 million (December 31, 2021: $414.3 million capital commitments). These capital commitments relate to five eco-type Suezmaxes and three eco-type VLCCs newbuilding contracts. The capital commitments can be detailed as follows:

(in thousands of USD)	Total	2023	2024	2024
Commitments in respect of VLCCs	167,880	167,880	—	—
Commitments in respect of Suezmaxes	236,185	99,589	136,596	—
Commitments in respect of FSOs	—	—	—	—
Total	404,065	267,469	136,596	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 9 - Intangible Assets

(in thousands of USD)	Customer contracts	Other intangible assets	Total intangible assets
At January 1, 2021
Cost	—	1,123	1,123
Depreciation	—	(962)	(962)
Net carrying amount	—	161	161

Acquisitions	—	115	115
Depreciation charges	—	(90)	(90)
Balance at December 31, 2021	—	186	186

At January 1, 2022
Cost	—	1,205	1,205
Depreciation	—	(1,019)	(1,019)
Net carrying amount	—	186	186

Acquisitions	16,569	13	16,582
Depreciation charges	(913)	(108)	(1,021)
Translation differences	—	(1)	(1)
Balance at December 31, 2022	15,656	90	15,746

At December 31, 2022
Cost	16,569	1,212	17,781
Depreciation	(913)	(1,122)	(2,035)
Net carrying amount	15,656	90	15,746

In connection with the acquisition of the remaining 50% in TI Asia and TI Africa (see Note 25 and 26), a part of the price paid is related to an intangible asset (customer contracts with NOC for the service part, i.e. recharge of opex, maintenance and crew). Management estimated the fair value of the intangible asset related to the service component of the NOC contract, resulting in a value of $16.6 million at May 31, 2022. This amount will be depreciated till the end of the contractual service, or until July 21, 2032 and September 21, 2032 respectively.

The other intangible assets are mainly related to software assets.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 10 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	ASSETS	LIABILITIES	NET
Employee benefits	23	—	23
Unused tax losses & tax credits	66,304	—	66,304
Unremitted earnings	—	(64,781)	(64,781)
	66,327	(64,781)	1,546
Offset	(64,781)	64,781
Balance at December 31, 2021	1,546	—

Employee benefits	25	—	25
Unused tax losses & tax credits	60,308	—	60,308
Unremitted earnings	—	(58,930)	(58,930)
	60,333	(58,930)	1,403
Offset	(58,930)	58,930
Balance at December 31, 2022	1,403	—

Unrecognized deferred tax assets and liabilities
Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2022		December 31, 2021
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Deductible temporary differences	261	—	291	—
Taxable temporary differences	—	(12,162)	—	(12,162)
Tax losses & tax credits	29,776	—	29,753	—
	30,037	(12,162)	30,044	(12,162)
Offset	(12,162)	12,162	(12,162)	12,162
Total	17,875	—	17,882	—

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

In December 2017, changes to the Belgian corporate income tax rate were enacted, lowering the rate to 29.58% as from 2018 and to 25% from 2020. These changes have been reflected in the calculation of the amounts of deferred tax assets and liabilities in respect of Belgian Group entities as at December 31, 2022 and December 31, 2021.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2020	Recognized in income	Recognized in equity	Other movements	Translation Differences	Balance at Dec 31, 2020
Employee benefits	26	—	—	—	3	29
Unused tax losses & tax credits	2,689	(1,369)	—	—	8	1,328
Total	2,715	(1,369)	—	—	11	1,357

	Balance at Jan 1, 2021	Recognized in income	Recognized in equity	Other movements	Translation Differences	Balance at Dec 31, 2021
Employee benefits	29	(4)	—	—	(2)	23
Unused tax losses & tax credits	1,328	201	—	—	(6)	1,523
Total	1,357	197	—	—	(8)	1,546

	Balance at Jan 1, 2022	Recognized in income	Recognized in equity	Other movements	Translation Differences	Balance at Dec 31, 2022
Employee benefits	23	4	—	—	(2)	25
Unused tax losses & tax credits	1,523	(137)	—	—	(8)	1,378
Reclassification	—	(991)	—	991	—	—
Total	1,546	(1,124)	—	991	(10)	1,403

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 11 - Non-current receivables

(in thousands of USD)	December 31, 2022	December 31, 2021
Shareholders loans to joint ventures	24	30,242
Derivatives	18,091	6,392
Other non-current receivables	13,855	14,426
Lease receivables	2,854	4,578
Investment	1	1
Total non-current receivables	34,825	55,639

The decrease in shareholders loans to joint ventures is related to the full repayment of the shareholders loan to TI Africa Ltd following the acquisition of the remaining 50% shares in TI Africa Ltd as well as the sale of Suezmax Bari in March 2022. In consequence of the sale, the shareholders loan to Bari Shipholding Ltd. was fully repaid. Please refer to Note 26 for more information on the shareholders loans to joint ventures.

The derivatives as of December 31, 2022 relate to the fair market value of the Interest Rate Swaps in connection with the financing for the long term charter parties with Valero for four Suezmaxes (Cap Quebec, Cap Pembroke, Cap Corpus Christi and Cap Port Arthur), Interest Rate Swaps in connection with the $713.0 million sustainability linked loan, Interest Rate Swaps in connection with the 73.45 million facility (Cedar and Cypress) and Interest Rate Swaps in connection with the $150 million facility (FSO Africa and FSO Asia). The increase relates to the higher fair market value of the Interest Rate Swaps in connection with an increasing interest rate environment.

The other non-current receivables mainly relate to the issuance of a bank guarantee for the amount of $12.3 million through a cash deposit in the context of the enforcement proceedings lodged by Unicredit on January 15, 2021 (see Note 22).

The lease receivables relate to the subleases of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2022	December 31, 2021
Receivable:
Within two years	1,591	2,294
Between two and three years	16,101	20,368
Between three and four years	—	9,157
Between four and five years	3,663	—
More than five years	13,470	23,820
Total non-current receivables	34,825	55,639

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 12 - Bunker inventory

In addition to bunker fuel stored on board of the Euronav vessels, the Group purchases and stores compliant fuel on board of a Euronav vessel, the ULCC Oceania, so that there is a safe, high quality inventory available for the use of its own fleet. The Group has set up a Bunker Fuel Management Group to manage this fuel oil exposure relating to the IMO 2020 requirements, which require the vessels to operate with low sulfur fuel oil (LSFO), unless equipped with scrubbers.

The bunker inventory is accounted for at the lower of cost or net realizable value with cost being determined on a weighted average basis. The cost includes: the purchase price, initial fuel inspection costs, the transport and handling costs for loading the bunker on our vessel and the change in fair value of the derivatives (see Note 15). The change in fair value of commodity derivatives in connection with the bunker fuel management are measured at fair value with fair value changes recognized in the consolidated statement of profit or loss.

In the course of 2022, the Company purchased an additional 208,877 metric tonnes (2021: 269,677 metric ton) of compliant fuel for an amount of $158.8 million (2021: $140.1 million) (all costs included). As of December 31, 2022 the carrying amount of the total bunker inventory amounted to $41.6 million (2021: $69.0 million) of which $19.6 million (2021: $45.0 million) was the carrying amount of the bunker inventory related to the purchase and storage of compliant fuel oil inventory on board of the Oceania.

The compliant fuel has already been partially transferred to our fleet and will continue to be transferred and used in the course of 2022. $8.1 million (2021: $17.4 million) has been recognized as bunker expense in the consolidated statement of profit or loss during 2022 which is included under voyage expenses and commissions (as discussed in Note 5). As of December 31, 2022 the carrying amount of the bunker inventory on board of our vessels amounted to $22.0 million (2021: $24.0 million). Bunkers delivered to vessels operating in the TI Pool, are sold to the TI Pool at market price and bunkers on board of these pooled vessels are no longer shown as bunker inventory but as trade and other receivables.

In compliance with the accounting policy no write-down had to be considered at the end of December 31, 2022, the net realizable value remained positive as a positive result was realized in 2022 for our fleet.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 13 - Trade and other receivables - current

(in thousands of USD)	December 31, 2022	December 31, 2021
Receivable from contracts with customers	106,972	55,704
Receivable from contracts with customers - TI Pool	193,945	139,672
Accrued income	11,421	8,480
Accrued interest	2,329	580
Deferred charges	20,388	22,083
Deferred fulfillment costs	1,587	1,156
Other receivables	12,578	7,977
Lease receivables	1,699	2,091
Derivatives	15,870	2
Total trade and other receivables	366,789	237,745

The increase in receivables from contracts with customers mainly relates to an increase in market freight rates at year-end as well as the full consolidation of TI Asia Ltd and TI Africa Ltd.

The increase in receivables from contracts with customers - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts increased in 2022 mainly due to increased market freight rates compared to December 31, 2021 and an increase in working capital per vessel.

Fulfillment costs represent primarily bunker costs incurred between the date on which the contract of a spot voyage charter was concluded and the next load port. These expenses are deferred according to IFRS 15 Revenue from Contracts with Customers and are amortized on a systematic basis consistent with the pattern of transfer of service.

The increase in other receivables is mainly due an increase in VAT recoverable.

The lease receivables relate to the sublease of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

The increase in derivatives as of December 31, 2022 relates to the higher fair market value of the Interest Rate Swaps allocated to the short term portion (see Note 11).

For currency and credit risk, we refer to Note 20.

Note 14 - Cash and cash equivalents

(in thousands of USD)	December 31, 2022	December 31, 2021
Bank deposits	—	—
Cash at bank and in hand	179,929	152,528
TOTAL	179,929	152,528

No bank deposits were held at December 31, 2022 and December 31, 2021. All cash is in different banks which all have a high credit rating.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 15 - Equity
Number of shares issued

(in shares)	December 31, 2022	December 31, 2021	December 31, 2020
On issue at January 1	220,024,713	220,024,713	220,024,713
On issue at December 31 - fully paid	220,024,713	220,024,713	220,024,713

As at December 31, 2022, the share capital is represented by 220,024,713 shares. The shares have no nominal value.
As at December 31, 2022, the authorized share capital not issued amounts to $83,898,616 (2021 and 2020: $83,898,616) or the equivalent of 77,189,888 shares (2021 and 2020: 77,189,888 shares).
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve
The hedging instruments were as follows:

	2022
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change recognized in OCI
Interest rate swaps
$173.6 million facility - Cap Quebec and Cap Pembroke	56,838	1,791	—	4,757
$173.6 million facility - Cap Corpus Christi and Cap Port Arthur	60,164	5,202	—	3,830
$713.0 million facility	223,667	17,819	—	12,859
$73.45 million facility	71,155	5,465	—	5,465
$150.0 million facility	106,310	2,249	—	2,249
Forward cap contracts
Cap options	—	—	—	466
Fx swaps
Fx Euro hedge	18,398	1,032	—	1,032
The Group, through two of its JV companies in connection to the $220.0 million facility raised in March 2018, entered on June 29, 2018 in several Interest Rate Swaps (IRSs) for a combined notional value of $208.8 million (Euronav’s share amounts to 50%). These IRSs were used to hedge the risk related to the fluctuation of the LIBOR rate and qualified as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. On June 28, 2022 these hedges have been unwound and have been recognized in profit or loss.

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Quebec and Cap Pembroke), entered on March 28, 2018 and April 20, 2018, in two IRSs for a combined notional value of $86.8 million. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying $173.6 million facility and mature on March 28, 2025. The notional value of these instruments at December 31, 2022 amounted to $56.8 million. The fair value of these instruments at December 31, 2022 amounted to $1.8 million (see Note 11) and $4.8 million has been recognized in OCI in 2022.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

The Group entered on December 7, 2018 into two forward cap contracts (CAPs) with a strike at 3.25% starting on October 1, 2020, to hedge against future increase of interest rates with a notional value of $200.0 million and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. On October 3, 2022 these CAPs have been unwound and have been recognized in OCI.

As part of the fuel hedging program, the Group entered during 2022 and 2021 into several commodity swaps and futures in connection with its low sulfur fuel oil project for a combined notional value of $157.8 million and $140.1 million, respectively. These swaps are used to hedge a potential increase in the index underlying the price of low sulfur fuel between the purchase date and the delivery date of the product, i.e. when title to the low sulfur fuel is actually transferred. These instruments do not qualify as hedging instruments in a cash flow hedge relationship under IFRS9. The changes in fair value are directly recognized in profit or loss.

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Corpus Christi and Cap Port Arthur), entered on October 26, 2020 in two IRSs for a combined notional value of $70.1 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying $173.6 million facility and mature on September 28, 2025. The notional value of these instruments at December 31, 2022 amounted to $60.2 million. The fair value of these instruments at December 31, 2022 amounted to $5.2 million (see Note 11) and $3.8 million has been recognized in OCI in 2022.

The Group entered in the second half of 2020 in six Interest Rate Swaps (IRSs) for a combined notional value of $237.2 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate in connection with the new $713.0 million sustainability linked loan and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs mature on March 11, 2025. The notional value of these instruments at December 31, 2022 amounted to $223.7 million. The fair value of these instruments at December 31, 2022 amounted to $17.8 million (see Note 11) and $12.9 million has been recognized in OCI in 2022.

The Group entered on January 26, 2022 into an interest rate swap agreement, in relation to the $73.45 million term loan which had been concluded for the acquisition of the Suezmaxes Cedar and Cypress for a notional value of $73.45 million. This IRS is used to hedge the risk related to the fluctuation of the LIBOR rate and qualifies as hedging instrument in a cash flow hedge relationship under IFRS 9. This instrument has been measured at fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. This IRS is matching the repayment profile of the underlying $73.45 million facility and matures on January 20, 2027. The notional value of these instruments at December 31, 2022 amounted to $71.15 million. The fair value of these instruments at December 31, 2022 amounted to $5.5 million (see Note 11) and $5.5 million has been recognized in OCI in 2022.

The Group, in connection to the $150.0 million facility raised on June 21, 2022, entered into several Interest Rate Swaps (IRSs) for a combined notional value of $109.4 million. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the facility and mature on March 29, 2030. The notional value of these instruments at December 31, 2022 amounted to $106.3 million. The fair value of these instruments at December 31, 2022 amounted to $2.2 million (see Note 11) and $2.2 million has been recognized in OCI in 2022.

The Group entered on August 22, 2022 into four Fx Swaps to hedge 20% of the short position for 2023 at parity for a notional amount of 18 million Euro in total. These Fx Swaps are used to hedge the risk related to the fluctuation of EUR/USD and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. The notional value of these instruments at December 31, 2022 amounted to $18.4 million. The fair value of these instruments at December 31, 2022 amounted to $1.0 million (see Note 13) and $1.0 million has been recognized in OCI in 2022.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Treasury shares
As of December 31, 2022 Euronav owned 18,241,181 of its own shares, compared to 18,346,732 of shares owned on December 31, 2021. In the twelve months period ended December 31, 2022, Euronav transferred 105,551 shares to members of the Management Board in accordance with the Long Term Incentive Plan 2019.
Distributions
On May 19, 2022, the Annual Shareholders' meeting approved a full year dividend for 2021 of $0.09 per share and a distribution of $0.03 per share via the issue premium reserve. Taking into account the interim dividends paid based on the Group’s policy to target a return of 80% of the net income to shareholders, no closing dividend was paid for 2021.
Following the decision of the shareholders meeting of November 2021 to make the issue premium reserve account available for distribution, the fixed distribution of $3 cents related to the fourth quarter of 2021, the first quarter of 2022, the second quarter of 2022 and for the third quarter of 2022 was paid via a repayment from that issue premium reserve. The distributions to shareholders in the amount of $0.06 which was related to the fourth quarter of 2021 and the first quarter of 2022 was payable as from June 8, 2022. The distribution to shareholders in the amount of $0.03 related to the second quarter of 2022 was payable as from September 9, 2022. The distribution to shareholders in the amount of $0.03 related to the third quarter of 2022 was payable as from November 29, 2022. The dividend to shareholders in the amount of $0.03 related to the fourth quarter of 2022 was payable as from March 2, 2023. The distribution to shareholders was paid in EUR at the USD/EUR exchange rate of the respective record date.

On March 31, 2023, the Supervisory Board proposed the Annual Shareholders' meeting be held on May 17, 2023, to approve a full year dividend for 2022 of $1.10 per share to all shareholders. This pay out will be a combination of a dividend of $0.051 per share and a share premium of $1.049. This proposal adds up to the shareholders distribution already paid for the first quarter of 2022, the second quarter of 2022 and the third quarter of 2022 of $0.03 each for a total of $0.09 out of the available issue premium reserve account, next to the interim dividend paid for the fourth quarter of 2022 of $0.03. This proposal would bring the total return to shareholders to $1.22 for the full year 2022.

The total amount of dividends paid in 2022 was $24.2 million ($24.2 million in 2021).

Long term incentive plan 2015

The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2015 a long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units (RSUs), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSUs were granted on February 12, 2015.
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

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

Long term incentive plan 2022

The Group’s Supervisory Board implemented in 2022 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav RSUs. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2022) and will be settled in shares. In total 163,022 RSUs were granted on April 1, 2022.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 16 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the period ended December 31 of each year, calculated as follows:

Result attributable to ordinary shares

	2022	2021	2020
Result for the period (in USD)	203,251,347	(338,777,184)	473,237,286
Weighted average number of ordinary shares	201,747,963	201,677,981	210,193,707
Basic earnings per share (in USD)	1.01	(1.68)	2.25

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2020	220,024,713	4,946,216	215,078,497	215,078,497
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	13,400,516	(13,400,516)	(4,884,790)
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	—	—	—
On issue at December 31, 2020	220,024,713	18,346,732	201,677,981	210,193,707

On issue at January 1, 2021	220,024,713	18,346,732	201,677,981	201,677,981
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	—	—	—
On issue at December 31, 2021	220,024,713	18,346,732	201,677,981	201,677,981

On issue at January 1, 2022	220,024,713	18,346,732	201,677,981	201,677,981
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	(105,551)	105,551	69,982
On issue at December 31, 2022	220,024,713	18,241,181	201,783,532	201,747,963

Diluted earnings per share
For the twelve months ended December 31, 2022, the diluted earnings per share (in USD) amount to 1.01 (2021: (1.68) and 2020: 2.25). At December 31, 2021 and December 31, 2020, 236,590 options issued under the LTIP 2015 were excluded from the calculation of the diluted weighted average number of shares because these 236,590 options were out-of-the money and have been considered as anti-dilutive. At December 31, 2022, these 236,590 options were not outstanding anymore (see Note 24). At December 31, 2022, the 105,626 vested RSUs under the LTIP 2019, 76,166 vested RSUs under the LTIP 2020 and 64,462 vested RSUs under the LTIP 2021 have been considered as dilutive, as these are only subject to the passage of time and therefore no longer contingent.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	2022	2021	2020
Weighted average of ordinary shares outstanding (basic)	201,747,963	201,677,981	210,193,707

Effect of Share-based Payment arrangements	246,254	95,259	12,696

Weighted average number of ordinary shares (diluted)	201,994,217	201,773,240	210,206,403

There are no more remaining outstanding instruments at December 31, 2022, December 31, 2021 and December 31, 2020 which can give rise to dilution, except for the RSUs of the LTIP 2019, LTIP 2020 and LTIP 2021.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 17 - Interest-bearing loans and borrowings

(in thousands of USD)	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	631,044	—	—	—	631,044
Between 1 and 5 years	205,274	198,279	21,172	100,056	524,781
More than 1 year	836,318	198,279	21,172	100,056	1,155,825
Less than 1 year	20,542	—	45,749	51,297	117,588
At January 1, 2021	856,860	198,279	66,921	151,353	1,273,413

New loans	937,825	200,000	24,729	371,755	1,534,309
Scheduled repayments	(27,232)	—	(52,550)	(316,069)	(395,851)
Early repayments	(567,000)	(131,800)	—	—	(698,800)
Other changes	4,695	(2,559)	—	—	2,136
Translation differences	—	—	(49)	(2,978)	(3,027)
Balance at December 31, 2021	1,205,148	263,920	39,051	204,061	1,712,180

More than 5 years	102,419	—	74	—	102,493
Between 1 and 5 years	1,073,416	196,895	16,685	86,198	1,373,194
More than 1 year	1,175,835	196,895	16,759	86,198	1,475,687
Less than 1 year	29,313	67,025	22,292	117,863	236,493
Balance at December 31, 2021	1,205,148	263,920	39,051	204,061	1,712,180

	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	102,419	—	74	—	102,493
Between 1 and 5 years	1,073,416	196,895	16,685	86,198	1,373,194
More than 1 year	1,175,835	196,895	16,759	86,198	1,475,687
Less than 1 year	29,313	67,025	22,292	117,863	236,493
At January 1, 2022	1,205,148	263,920	39,051	204,061	1,712,180

New loans	1,038,450	—	14,060	231,845	1,284,355
Scheduled repayments	(44,470)	(67,200)	(24,290)	(293,171)	(429,131)
Early repayments	(865,000)	—		—	(865,000)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Other changes	(945)	836	—	—	(109)
Translation differences	—	—	(142)	(5,873)	(6,015)
Balance at December 31, 2022	1,333,183	197,556	28,679	136,862	1,696,280

More than 5 years	221,304	—	41	—	221,345
Between 1 and 5 years	1,042,938	197,556	5,783	71,011	1,317,288
More than 1 year	1,264,242	197,556	5,824	71,011	1,538,633
Less than 1 year	68,941	—	22,855	65,851	157,647
Balance at December 31, 2022	1,333,183	197,556	28,679	136,862	1,696,280
The amounts shown under "New Loans" and "Early Repayments" related to bank loans include drawdowns and repayments under revolving credit facilities during the year.
The amounts shown under "New Loans" related to lease liabilities is mainly attributable to the extension of the time charter agreement for the two Suezmaxes Marlin Sardinia and Marlin Somerset with an additional 12 months. In accordance with IFRS, the Group recognized a lease liability of $13.4 million. For more details, see Note 8.
Bank Loans
On August 19, 2015, the Group entered into a $750.0 million senior secured amortizing revolving credit facility with a syndicate of banks. The facility is available for the purpose of (i) refinancing 21 vessels; (ii) financing four newbuilding VLCCs vessels as well as (iii) Euronav's general corporate and working capital purposes. As of December 31, 2021, the outstanding balance under this facility was $0.0 million. The credit has been repaid on June 30, 2022 and carried a rate of LIBOR plus a margin of 195 bps.
On December 16, 2016, the Group entered into a $409.5 million senior secured amortizing revolving credit facility for the purpose of refinancing 11 vessels as well as Euronav's general corporate purposes. The credit facility was used to refinance the $500 million senior secured credit facility dated March 25, 2014 and will mature on January 31, 2023 carrying a rate of LIBOR plus a margin of 2.25%. Following the sale and lease back of the VLCC Nautica, Nectar and Noble in December 2019, this facility was reduced by $56.9 million. Following the sale of the VLCC Newton in February 2021, the total revolving credit facility was reduced by $16.3 million. Following the sale of VLCC Sara, Sandra, Sonia in the second quarter of 2022 and Simone in the fourth quarter of 2022, the commitment was reduced by $68.6 million. As of December 31, 2021, the outstanding balance on this facility was $65.0 million. The credit has been repaid and cancelled on September 30, 2022 and the vessels remaining in the facility VLCC Iris, Ingrid and Ilma were refinanced with the new $377.0 million facility.
On January 30, 2017, the Group signed a loan agreement for a nominal amount of $110.0 million with the purpose of financing the Ardeche and the Aquitaine. On April 25, 2017, following a successful syndication, the loan was replaced with a new Korean Export Credit facility for a nominal amount of $108.5 million with Korea Trade Insurance Corporation (K-sure) as insurer. The new facility is comprised of (i) a $27.1 million commercial tranche, which bears interest at LIBOR plus a margin of 1.95% per annum and (ii) a $81.4 million tranche insured by K-sure which bears interest at LIBOR plus a margin of 1.50% per annum. The facility is repayable over a term of 12 years, in 24 installments at successive six month intervals, each in the amount of $3.6 million together with a balloon installment of $21.7 million payable with the 24th installment on January 12, 2029. The K-sure insurance premium and other related transaction costs for a total amount of $3.2 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $68.7 million and $76.0 million, respectively in aggregate. This facility is secured by the VLCCs the Ardeche and the Aquitaine. The facility agreement also contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

On March 22, 2018, the Group signed a senior secured credit facility for an amount of $173.6 million with Kexim, BNP and Credit Agricole Corporate and Investment bank acting also as Agent and Security Trustee. The purpose of the loan was to finance up to 70 per cent of the aggregate contract price of the four Ice Class Suezmax vessels that were delivered over the course of 2018. The new facility was comprised of (i) a $69.4 million commercial tranche, which bears interest at LIBOR plus a margin of 2.0% per annum and (ii) a $104.2 million ECA tranche which bears interest at LIBOR plus a margin of 2.0% per annum. The commercial tranche is repayable by 24 equal consecutive semi-annual installments, each in the amount of $0.6 million per vessel together with a balloon installment of $3.5 million payable with the 24th and last installment on August 24, 2030. The ECA tranche is repayable by 24 consecutive semi-annual installments, each in the amount of $1.1 million per vessel and last installment on August 24, 2030. Transaction costs for a total amount of $1.6 million are amortized over the lifetime of the instrument using the effective interest rate method. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $117.0 million and $130.3 million, respectively. Lenders of the facility have a put option on the 7th anniversary of the facility, for which a notice has to be served 13 months in advance requesting a prepayment of their remaining contribution. After receiving notice, the Group will have to either repay the relevant contribution on the 7th year anniversary or to transfer this contribution to another acceptable lender. The put option can only be exercised if the employment of the vessel at that time is not satisfactory to the lenders.

On September 7, 2018, the Group signed a senior secured credit facility for an amount of $200.0 million. The Group used the proceeds of this facility to refinance all remaining indebtedness under the $581.0 million senior secured loan facility, the $67.5 million secured loan facility (Larvotto), and the $76.0 million secured loan facility (Fiorano). This facility is secured by nine of our wholly-owned vessels. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.0 million repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.0% per annum plus applicable mandatory costs. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $90.0 million and $55.0 million, respectively.

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

On August 28, 2019, the Group entered into a $700.0 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA acting as Agent and Security Trustee for the purpose of refinancing all remaining indebtedness under the $633.5 million senior secured loan facility. This revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final repayment of $407.0 million is due at maturity in 2026. The credit facility will mature on January 31, 2026 carrying a rate of LIBOR plus margin of 1.95%. The facility is secured by 13 of our wholly-owned vessels. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $470.0 million and $370.0 million, respectively.

On September 11, 2020, the Group entered into a $713.0 million sustainability-linked loan with specific targets to emission reduction. This facility is secured by 16 of our wholly-owned vessels, 13 VLCCs and three Suezmaxes. The credit facility will mature on March 31, 2026 and carries a rate of LIBOR plus a margin of 2.35% with margin adjustment of plus or minus
0.05%. The facility consist of (i) a revolver of $469.0 million to refinance the $340.0 million senior secured credit facility and part of the $750.0 million senior secured credit facility and (ii) a term loan of $244.0 million to finance the acquisition of four newbuilding VLCCs which were delivered in the first quarter of 2021. The revolver commitment includes terms with specific targets to reduce our GHG emissions with compliance being rewarded with a reduced interest coupon by five basis points. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $350.8 million and $524.1 million, respectively.

On April 7, 2021, the Group entered into an €80 million ($100 million) unsecured revolving credit facility. This new facility has been concluded with a range of commercial banks and the support of Gigarant, with sustainability and emission reductions as a component of the margin pricing. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2021 will be supported by compliance with the Poseidon principles. The facility will have a duration of minimum three years, with two one-year extension options. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $0.0 million and $0.0 million, respectively.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

On December 2, 2021, the Group entered into a secured $73.45 million sustainability-linked loan at LIBOR to finance two newbuilding Suezmaxes which have been delivered in the first quarter of 2022. The loan has been concluded with DNB and includes terms with clear targets to reduce our GHG emissions on the basis of the Poseidon Principles with compliance being rewarded with a reduced interest coupon of five basis points. The conclusion of this funding brings facilities with an integrated sustainability component to 41% of Euronav’s commercial bank financing. The facility will have a duration of six years. As of December 31, 2022 and December 31, 2021, the outstanding balance on this facility was $71.2 million and $0.0 million, respectively.
On June 21, 2022, the Group entered into a $150 million senior secured amortizing term loan facility to finance the acquisition of the 50% ownership in the FSO joint ventures. The new facility has been concluded with ING and ABN Amro who were also the supporting banks in the existing facility. At the same time the existing facilities for the FSO JV companies which were maturing in July 2022 and September 2022 have also been repaid (see Note 26). The new facility carries a rate of daily compounded SOFR plus a margin of 2.15% with margin adjustment of plus or minus 10 bps. The new facility is linked to the sustainability performance of the Company. The commercial terms include a reduction of the interest rate when the Company achieves its targets in relation to two sustainability KPI's. The facility has a duration of 7.75 years with maturity on March 30, 2030. As of December 31, 2022, the outstanding balance on this facility was $141.7 million.

On December 6, 2022, the Group entered into a $377.0 million senior secured amortizing facility comprising a revolving credit facility of up to $307.0 million and a newbuild term loan facility of up to $70.0 million and an upsize term loan facility of, initially, $0 which may be increased to up to $70 million and has been concluded with a syndicate of banks and Nordea Bank Norge SA acting as Agent and Security Trustee. The facility was concluded to refinance the $750.0 million senior secured amortizing revolving credit facility dated August 19, 2015 and the $409.5 million senior secured amortizing revolving credit facility dated December 16, 2016. Additionally the facility was used to finance the purchase of two second hand eco scrubber fitted VLCC’s in purchases in the second quarter of 2023 and to finance one newbuilding VLCC with the option of a second one. The new facility will mature on January 10, 2028 and is based on Term SOFR plus a margin of 1.90% with a margin adjustment possibility of 0.10% based on 3 sustainability KPI’s. As of December 31, 2022, the outstanding balance on this facility was $40.0 million. The credit facility is currently secured by 8 of our wholly-owned vessels.

Undrawn borrowing facilities
At December 31, 2022, Euronav and its fully-owned subsidiaries have undrawn credit line facilities amounting to $671.3 million (2021: $595.3 million), of which $152.2 million will mature within 12 months.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				December 31, 2022			December 31, 2021
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels Revolving loan 750M*	USD	LIBOR + 1.95%	2022	—	—	—	8,474	—	(231)
Secured vessels Revolving loan 409.5M*	USD	LIBOR + 2.25%	2023	—	—	—	125,880	65,000	64,544
Secured vessels loan 27.1M	USD	LIBOR + 1.95%	2029	24,650	24,650	24,650	25,102	25,102	25,102
Secured vessels loan 81.4M	USD	LIBOR + 1.50%	2029	44,098	44,098	42,960	50,883	50,883	49,454
Secured vessels loan 69.4M	USD	LIBOR + 2.0%	2030	49,751	49,751	49,751	54,379	54,379	54,379
Secured vessels loan 104.2M	USD	LIBOR + 2.0%	2030	67,251	67,251	66,562	75,928	75,928	75,071
Secured vessels Revolving loan 200.0M*	USD	LIBOR + 2.0%	2025	97,376	90,000	89,554	123,032	55,000	54,245
Secured vessels Revolving loan 700.0M*	USD	LIBOR + 1.95%	2026	553,480	470,000	466,211	602,320	370,000	364,987
Secured vessels Revolving loan 713.0M*	USD	LIBOR + 2.30%	2026	582,876	350,756	346,866	649,695	524,135	518,568
Secured vessels loan 73.45M	USD	LIBOR + 1.80%	2028	71,155	71,155	70,730	—	—	(508)
Unsecured Revolving loan 80M	EUR	LIBOR + 1.50%	2026	100,000	—	(265)	100,000	—	(463)
Secured FSO loan 150M	USD	SOFR + 2.15%	2030	141,747	141,747	140,227	—	—	—
Secured vessels Revolving loan 377.0M*	USD	SOFR + 1.90%	2028	288,276	40,000	35,938	—	—	—
Total interest-bearing bank loans				2,020,659	1,349,408	1,333,183	1,815,693	1,220,428	1,205,148
* The total amount available under the revolving loan Facilities depends on the total value of the fleet of tankers securing the facility.
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan. For further information, we refer to Note 20.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Other notes

(in thousands of USD)				December 31, 2022			December 31, 2021
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	7.50%	2022	—	—	—	67,200	67,200	67,025
Unsecured notes	USD	6.25%	2026	200,000	200,000	197,556	200,000	200,000	196,895
Total other notes				200,000	200,000	197,556	267,200	267,200	263,920

On September 2, 2021, the Group announced a successful placement of a new $200 million senior unsecured bonds. The bonds mature in September 2026 and carry a coupon of 6.25%. An application has been made for the bonds to be listed on Oslo Stock Exchange. The related transaction costs of $3.3 million are amortized over the lifetime of the instrument using the effective interest rate method. The net proceeds from the bond issue will be used for general corporate purposes and/or refinancing of the old $200 million bond (ISIN: NO0010793888). As part of this transaction Euronav bought back $132 million of the $200 million senior bonds issued in 2017 in the course of 2021. DNB Markets, Nordea, SEB and Arctic Securities AS acted as joint bookrunners in connection with the placement of the bond issue. In line with the successful placement of the new $200 million senior unsecured bond, the old bond has been fully repaid during the second quarter of 2022.
On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock Exchange of Euronav Luxembourg S.A.’s $200 million senior unsecured bonds due September 2026.

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP Paribas Fortis SA/NV to act as dealer for a Treasury Notes Program with a maximum outstanding amount of €50 million. On October 1, 2018, KBC has been appointed as an additional dealer in the agreement and the maximum amount has been increased from €50 million to €150 million. As of December 31, 2022, the outstanding amount was $50.7 million or €47.5 million (December 31, 2021: $104.0 million or €91.8 million). The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The Company enters into FX forward contracts to manage the currency risks related to these instruments issued in Euro compared to the USD Group functional currency. The FX contracts have the same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On December 31, 2022, the fair value of these forward contracts amounted to $0.3 million (December 31, 2021: $(2.9) million).

On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. As of December 31, 2022, the outstanding amount was $86.2 million. At the end of the bareboat contract, the vessels will be redelivered to their new owners. Euronav may, at any time on and after the 1st anniversary, notify the owners by serving an irrevocable written notice at least three months prior to the proposed purchase option date of the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

As explained in Note 1.5.B., the Group changed its estimation and concluded that during its annual re-assessment that it is reasonably certain to exercise the re-purchase options. Hence, the financial liability was remeasured.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2022	December 31, 2021

Less than one year	22,667	22,667
Between one and five years	11,212	33,878
Total future lease payables	33,878	56,545

Transaction and other financial costs
The heading 'Other changes' in the first table of this footnote reflects the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortization of such costs. In 2022, the Group recognized $5.8 million of amortization of financing costs. The Group recognized $1.7 million of directly attributable transaction costs as a deduction from the fair value of the $150.0 million secured amortizing term loan facility entered into June 21, 2022 and $4.1 million of directly attributable transaction costs as a deduction from the fair value of the $377.0 million secured amortizing facility comprising a revolving credit facility of up to $307.0 million and a newbuild term loan facility of up to $70.0 million and an upsize term loan facility of, initially, $0 which may be increased to up to $70 million entered into December 6, 2022.
Interest expense on financial liabilities measured at amortized cost increased during the year ended December 31, 2022, compared to 2021 (2022: $(-85.4) million, 2021: $(-58.0) million). Other financial charges decreased in 2022 compared to 2021 (2022: $(-4.8) million, 2021: $(-14.3) million) which was mainly due to the correction above pari in relation with the bond renewal completed in 2021 as well as a decrease in commitment fees incurred during 2022 compared to 2021.

Interest on lease liabilities (2022: $(-1.2) million, 2021: $(-2.4) million) were recognized due to the adoption of IFRS 16 on January 1, 2019 (see Note 1.20).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2021	856,860	198,279	151,353	66,921	1,941,697	(6,521)	(164,104)	540,714	3,585,199

Changes from financing cash flows
Proceeds from loans and borrowings (Note 17)	937,825	200,000	—	—	—	—	—	—	1,137,825
Proceeds from issue of other borrowings (Note 17)	—	—	371,755	—	—	—	—	—	371,755
Repayment of sale and leaseback agreement (Note 17)	—	—	(22,667)	—	—	—	—	—	(22,667)
Transaction costs related to loans and borrowings (Note 17)	(1,122)	(3,300)	—	—	—	—	—	—	(4,422)
Repayment of borrowings (Note 17)	(594,232)	(131,800)	—	—	—	—	—	—	(726,032)
Repayment of commercial paper (Note 17)	—	—	(303,426)	—	—	—	—	—	(303,426)
Repayment of lease liabilities (Note 17)	—	—	—	(54,928)	—	—	—	—	(54,928)
Dividend paid	—	—	—	—	—	—	—	(24,212)	(24,212)
Total changes from financing cash flows	342,471	64,900	45,662	(54,928)	—	—	—	(24,212)	373,893

Other changes
Liability-related
Amortization of transaction costs (Note 17)	5,817	887	—	—	—	—	—	—	6,704
Amortization of above par issuance (Note 17)	—	(174)	—	—	—	—	—	—	(174)
Amortization of below par issuance (Note 17)	—	28	—	—	—	—	—	—	28
New leases (Note 17)	—	—	—	24,729	—	—	—	—	24,729
Interest expense (Note 6)	—	—	10,024	2,378	—	—	—	—	12,402
Translation differences (Note 17)	—	—	(2,978)	(49)	—	—	—	—	(3,027)
Total liability-related other changes	5,817	741	7,046	27,058	—	—	—	—	40,662

Total equity-related other changes (Note 15)	—	—	—	—	—	9,370	—	(336,362)	(326,992)

Balance at December 31, 2021	1,205,148	263,920	204,061	39,051	1,941,697	2,849	(164,104)	180,140	3,672,762

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2022	1,205,148	263,920	204,061	39,051	1,941,697	2,849	(164,104)	180,140	3,672,762

Changes from financing cash flows
Proceeds from loans and borrowings (Note 17)	1,038,450	—	—	—	—	—	—	—	1,038,450
Proceeds from issue of other borrowings (Note 17)	—	—	231,845	—	—	—	—	—	231,845
Proceeds from transfer of treasury shares (Note 15)	—	—	—	—	—	—	1,080	—	1,080
Repayment of sale and leaseback liability (Note 17)	—	—	(22,667)	—	—	—	—	—	(22,667)
Transaction costs related to loans and borrowings (Note 17)	(5,871)	—	—	—	—	—	—	—	(5,871)
Repayment of borrowings (Note 17)	(909,470)	(67,200)	—	—	—	—	—	—	(976,670)
Repayment of commercial paper (Note 17)	—	—	(279,314)	—	—	—	—	—	(279,314)
Repayment of lease liabilities (Note 17)	—	—	—	(25,527)	—	—	—	—	(25,527)
Dividend paid	—	—	—	—	(24,221)	—	—		(24,221)
Total changes from financing cash flows	123,109	(67,200)	(70,136)	(25,527)	(24,221)	—	1,080	—	(62,895)

Other changes
Liability-related
Amortization of transaction costs (Note 17)	4,926	865	—	—	—	—	—	—	5,791
Amortization of above par issuance (Note 17)	—	(57)	—	—	—	—	—	—	(57)
Amortization of below par issuance (Note 17)	—	28	—	—	—	—	—	—	28
New leases (Note 17)	—	—	—	14,060	—	—	—	—	14,060
Interest expense (Note 6)	—	—	8,809	1,237	—	—	—	—	10,046
Translation differences (Note 17)	—	—	(5,873)	(142)	—	—	—	—	(6,015)
Total liability-related other changes	4,926	836	2,936	15,155	—	—	—	—	23,853

Total equity-related other changes (Note 15)	—	—	—	—	—	30,180	—	205,836	236,016

Balance at December 31, 2022	1,333,183	197,556	136,861	28,679	1,917,476	33,029	(163,024)	385,976	3,869,736

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 18 - Employee benefits
The amounts recognized in the balance sheet are as follows:

(in thousands of USD)	December 31, 2022	December 31, 2021	December 31, 2020
NET LIABILITY AT BEGINNING OF PERIOD	(6,839)	(7,987)	(8,094)
Recognized in profit or loss	2,594	(621)	653
Recognized in other comprehensive income	942	1,453	(97)
Foreign currency translation differences	184	316	(449)
Reclassification equity-settled LTIPs	1,484	—	—
NET LIABILITY AT END OF PERIOD	(1,635)	(6,839)	(7,987)

Present value of funded obligation	(4,595)	(4,865)	(5,074)
Fair value of plan assets	4,434	4,224	3,940
	(161)	(641)	(1,134)
Present value of unfunded obligations	(1,474)	(6,198)	(6,853)
NET LIABILITY	(1,635)	(6,839)	(7,987)

Amounts in the balance sheet:
Liabilities	(1,635)	(6,839)	(7,987)
Assets	—	—	—
NET LIABILITY	(1,635)	(6,839)	(7,987)

Liability for defined benefit obligations

The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement. One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plans - are uninsured and unfunded. The unfunded obligations at December 31, 2021 and December 31, 2020 also include provisions in respect of LTIP 2017, LTIP 2018, TBIP 2019, LTIP 2019 and LTIP 2020 (see Note 24). At December 31, 2022, the unfunded obligations related to LTIP 2020 and LTIP 2021 were reclassified to equity because these obligations are equity-settled incentive plans (see Note 24).

The Group expects to contribute the following amount to its defined benefit pension plans in 2023: $50,186.
The valuation used for the defined contribution plans is the Projected Unit Credit Cost as prescribed by IAS 19 R.

The Group expects to contribute the following amount to its defined contribution pension plans in 2023: $348,383.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 19 - Trade and other payables

(in thousands of USD)	December 31, 2022	December 31, 2021
Advances received on contracts in progress, between 1 and 5 years	—	503
Derivatives	404	2,987
Total non-current other payables	404	3,490
Trade payables	24,696	26,012
Accrued expenses	35,212	38,020
Accrued payroll	2,121	2,160
Dividends payable	547	555
Accrued interest	8,910	6,570
Deferred income	17,542	7,545
Other payables	1,441	3,050
Total current trade and other payables	90,469	83,912

The decrease in advances received on contracts in progress relates to the lease contract of office space of Euronav UK which expires within 1 year.

The non-current derivatives relate to the interest rate swap derivatives used to hedge the risk related to the fluctuation of the LIBOR rate (see Note 15). The decrease is due to a positive mark-to-market on these IRSs at December 31, 2022.

The increase in accrued interest is related to a higher market interest rate at December 31, 2022 compared to 2021.

The increase in deferred income is due to more deferred freight spot voyage revenue and a higher amount of deferred income from vessels on time charter due to improved freight rates as of December 31, 2022 compared to December 31, 2021.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 20 - Financial instruments - Fair values and risk management

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount					Fair value
(in thousands of USD)	Fair value - Hedging instruments	Financial assets at amortized cost		Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2021
Financial assets measured at fair value
Interest rate swaps (Note 11)	6,392	—		—	6,392	—	6,392	—	6,392
Cap contracts (Note 13)	2	—		—	2	—	2	—	2
	6,394	—		—	6,394

Financial assets not measured at fair value
Non-current receivables (Note 11)	—	44,669		—	44,669	—	—	42,150	42,150
Lease receivables (Note 11)	—	4,578		—	4,578	—	3,816	—	3,816
Trade and other receivables * (Note 13)	—	213,641		—	213,641	—	—	—	—
Cash and cash equivalents (Note 14)	—	152,528		—	152,528	—	—	—	—
	—	415,416		—	415,416

Financial liabilities measured at fair value
Forward exchange contracts (Note 17)	2,927	—	0	—	2,927	—	2,927	—	2,927
Interest rate swaps (Note 19)	2,987	—		—	2,987	—	2,987	—	2,987
	5,914	—		—	5,914

Financial liabilities not measured at fair value
Secured bank loans (Note 17)	—	—		1,205,148	1,205,148	—	1,234,739	—	1,234,739
Unsecured other notes (Note 17)	—	—		263,920	263,920	68,722	194,586	—	263,308
Other borrowings (Note 17)	—	—		204,061	204,061	—	204,061	—	204,061
Lease liabilities (Note 17)	—	—		39,051	39,051	—	36,913	—	36,913
Trade and other payables * (Note 19)	—	—		76,319	76,319	—	—	—	—
Advances received on contracts (Note 19)	—	—		503	503	—	—	—	—
		—		1,789,002	1,789,002

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2022
Financial assets measured at fair value
Forward exchange contracts (Note 11 and 17)	1,309	—	—	1,309	—	1,309	—	1,309
Interest rate swaps (Note 11 and 17)	32,652	—	—	32,652	—	32,652	—	32,652
	33,961	—	—	33,961

Financial assets not measured at fair value
Non-current receivables (Note 11)	—	13,880	—	13,880	—	—	13,789	13,789
Lease receivables (Note 11)	—	2,854	—	2,854	—	2,268	—	2,268
Trade and other receivables * (Note 13)	—	325,592	—	325,592	—	—	—	—
Cash and cash equivalents (Note 14)	—	179,929	—	179,929	—	—	—	—
	—	522,255	—	522,255

Financial liabilities measured at fair value
Forward exchange contracts (Note 17)	—	—	—	—	—	—	—	—
Interest rate swaps (Note 19)	404	—	—	404	—	404	—	404
	404	—	—	404

Financial liabilities not measured at fair value
Secured bank loans (Note 17)	—	—	1,333,184	1,333,184	—	1,356,270	—	1,356,270
Unsecured other notes (Note 17)	—	—	197,556	197,556	194,480	—	—	194,480
Other borrowings (Note 17)	—	—	136,862	136,862	—	136,862	—	136,862
Lease liabilities (Note 17)	—	—	28,679	28,679	—	26,778	—	26,778
Trade and other payables * (Note 19)	—	—	72,878	72,878	—	—	—	—
Advances received on contracts (Note 19)	—	—	—	—	—	—	—	—
	—	—	1,769,159	1,769,159

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 13), deferred income and VAT payables (included in other payables) (see Note 19), which are not financial assets (liabilities) are not included.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2026, and the trading price on December 31, 2022. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

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
Not applicable

Forward cap contracts	Fair values for both the derivative and the hypothetical derivative are determined based on the net present value of the expected cash flows using LIBOR rate curves, futures and basis spreads.	Not applicable

Commodity derivatives	Fair value is determined based on the present value of the quoted forward price.	Not applicable

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

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

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2021 and 2022.
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

Credit risk
Trade and other receivables
The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. All trade and other receivables were with oil majors within the same industry but with a geographic spread and a different business focus. Based on past experience, and considering any forward-looking factors, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were in line with 2021. In particular, the client representing 8% of the Tankers segment's total revenue in 2022 (see Note 2) only represented 1.17% of the total trade and other receivables at December 31, 2022 (2021: two clients representing 1.21% and 0.02%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
The ageing of current trade and other receivables is as follows:

(in thousands of USD)	2022	2021
Not past due	320,823	205,737
Past due 0-30 days	16,560	12,980
Past due 31-365 days	26,820	16,518
More than one year	2,585	2,510
Total trade and other receivables	366,789	237,745

Past due amounts are not credit impaired as collection is considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2022 52.88% (2021: 58.75%) of the total current trade and other receivables relate to TI Pool. TI Pool is paid after completion of the voyages and only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness historically has been high. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.
Non-current receivables
Non-current receivables as at December 31, 2022 mainly consist of derivatives which relate to the fair market value of Interest Rate Swaps (see Note 11). Non-current receivables as at December 31, 2021 mainly related to shareholder's loans to joint ventures (see Note 11). These receivables were not credit impaired as there was no credit risk exposure for the Group.
Cash and cash equivalents
The Group held cash and cash equivalents of $179.9 million at December 31, 2022 (2021: $152.5 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 14) and spread over different banks.
Derivatives
Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

Guarantees
The Group's policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 30, 2019, the Group issued a guarantee to the buyer of the three VLCCs in relation to the sale and leaseback transaction (see Note 17) whereby the VLCCs were leased back in a subsidiary under a 54-months bareboat contract. At December 31, 2022, the guarantees towards TI Africa and TI Asia (for the full 100% due to the acquisition of the remaining 50%) were still outstanding but have not been called upon.
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

The following are the remaining contractual maturities of financial liabilities:

	Contractual cash flows December 31, 2021
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 17)	1,469,068	1,667,567	145,175	1,413,221	109,172
Other borrowings (Note 17)	204,061	223,550	126,672	96,878	—
Lease liabilities (Note 17)	39,051	41,125	23,464	17,585	77
Current trade and other payables * (Note 19)	76,319	76,319	76,319	—	—
	1,788,499	2,008,562	371,629	1,527,684	109,249

Derivative financial liabilities
Interest rate swaps (Note 19)	2,987	6,505	2,397	4,108	—
	2,987	6,505	2,397	4,108	—

	Contractual cash flows December 31, 2022
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 17)	1,530,739	1,819,230	278,311	1,349,384	191,534
Other borrowings (Note 17)	136,862	154,292	73,330	80,962	—
Lease liabilities (Note 17)	28,679	29,745	23,624	6,080	41
Current trade and other payables * (Note 19)	72,878	72,878	72,878	—	—
	1,769,158	2,076,144	448,144	1,436,426	191,575

Derivative financial liabilities
Interest rate swaps (Note 19)	404	9	(1,359)	1,152	216
	404	9	(1,359)	1,152	216
* Deferred income and VAT payables (included in other payables) (see Note 19), which are not financial liabilities, are not included.
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

Market risk
Managing interest rate benchmark reform and associated risks
Overview

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (RFR) (referred to as ‘IBOR reform’). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. As at December 31, 2022 new financial instruments concluded during 2022 have an alternative reference rate for US dollar LIBOR which is the Secured Overnight Financing Rate (SOFR). In 2022, the Group did not undertake amendments to its existing financial instruments as at December 31, 2021 with contractual terms indexed to IBORs. As announced by the Financial Conduct Authority (FCA) in early 2022, the panel bank submissions for US dollar LIBOR will cease in mid-2023. The Group anticipates that IBOR reform will impact its risk management and hedge accounting. The Audit and Risk Committee monitors the Group’s transition to alternative rates.
Derivatives
The Group holds interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to USD LIBOR. New interest rate swaps concluded in 2022 have floating legs that are indexed to SOFR. The Group's derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA)'s master agreements.
Hedge Accounting
As from 2022 onwards new transactions were based on the RFR approach. The Group evaluated the extent to which its legacy cash flow hedging relationships are subject to uncertainty driven by the IBOR reform as at December 31, 2022. The Group’s hedged items and hedging instruments continue to be indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual still until June 2023 latest.

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

The Group's exposure to USD LIBOR designated in hedging relationships is $411.8 million nominal amount at December 31, 2022 (see Note 15), representing the nominal amount of the interest rate swaps maturing in 2025 and 2027.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

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

As at December 31, 2022, all existing financial instruments as from January 1, 2022 were still indexed to USD LIBOR.

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

Every increase (decrease) of $1,000 on the spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)	2022		2021		2020
	Profit or loss		Profit or loss		Profit or loss
	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	21,348	(21,348)	21,270	(21,270)	19,638	(19,638)
Interest rate risk
Euronav interest rate management general policy is to borrow at floating interest rates based on LIBOR/SOFR plus a margin. The Euronav Corporate Treasury Department monitors the Group's interest rate exposure on a regular basis. From time to time and under the responsibility of the Chief Financial Officer, different strategies to reduce the risk associated with fluctuations in interest rates can be proposed to the Supervisory Board for their approval. The Group hedges part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group may use interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2022 and December 31, 2021, the Group had such instruments in place and approximately 46% of the floating interest rates have been hedged.

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

(in thousands of USD)	2022	2021
FIXED RATE INSTRUMENTS
Financial assets	850	20,228
Financial liabilities	312,434	403,026
	313,284	423,255

VARIABLE RATE INSTRUMENTS
Financial liabilities	1,383,847	1,309,154
	1,383,847	1,309,154

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

	Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease
December 31, 2020
Variable rate instruments	(3,819)	2,484	—	—
Interest rate swaps	—	—	5,542	(5,343)
Cash Flow Sensitivity (Net)	(3,819)	2,484	5,542	(5,343)

December 31, 2021
Variable rate instruments	(6,606)	2,133	—	—
Interest rate swaps	—	—	4,594	(4,222)
Cash Flow Sensitivity (Net)	(6,606)	2,133	4,594	(4,222)

December 31, 2022
Variable rate instruments	(7,784)	6,466	—	—
Interest rate swaps	—	—	4,710	(6,839)
Cash Flow Sensitivity (Net)	(7,784)	6,466	4,710	(6,839)

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

The Group’s exposure to currency risk is related to its operating expenses expressed in Euros and to Treasury Notes denominated in Euros. In 2022 about 15.4% (2021: 13.9% and 2020: 14.4%) of the Group's total operating expenses were incurred in Euros. Revenue and borrowings are expressed in USD only, except for instruments issued under the Treasury Notes Program (Note 17).

(in thousands of USD)	December 31, 2022		December 31, 2021		December 31, 2020
	EUR	USD	EUR	USD	EUR	USD
Trade payables	(6,653)	(18,043)	(5,680)	(20,332)	(5,662)	(21,564)
Operating expenses	(103,339)	(568,357)	(101,039)	(625,627)	(97,082)	(611,777)
Treasury Notes	(50,664)	—	(104,006)	—	(38,654)	—
For the average and closing rates applied during the year, we refer to Note 27.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

Sensitivity analysis
A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2022	2021	2020
Equity	648	683	735
Profit or loss	(10,994)	(9,573)	(10,412)
A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect to the amounts shown above, on the basis that all the other variables remain constant.
Cash flow hedges
At December 31, 2022, the Group held the following instruments to hedge exposures to changes in interest rates:

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(41,048)	(38,879)	(167,966)
Average fixed interest rate	1.42%	1.41%	1.40%

At December 31, 2021, the Group held the following instruments to hedge exposures to changes in interest rates:

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(15,704)	(15,982)	(93,737)
Average fixed interest rate	0.80%	0.80%	0.78%

At December 31, 2021, the Group had 2 interest cap options with a notional amount of $200.0 million starting on October 1, 2020. These CAPs matured at October 3, 2022.

The Group entered on August 22, 2022 into four Fx Swaps to hedge 20% of the short position for 2023 at parity for a notional amount of 18 million Euro in total. These Fx Swaps are used to hedge the risk related to the fluctuation of EUR/USD.

The amounts at the reporting date relating to items designated as hedged items were as follows:

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

	December 31, 2022		December 31, 2021
(in thousands of USD)	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve

Interest rate risk
Variable-rate instruments	(29,159)	32,021	(9,247)	2,862
Cap option	(466)	—	(605)	(466)
Fx rate risk
Fx swaps	(1,032)	1,032	—	—

The amounts relating to items designated as hedging instruments and hedge ineffectiveness were as follows:

	2022				During the period 2022
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	518,133	32,929	404	Non-current receivables, Trade and other current receivables, Non-current other payables	29,159	(507)	Finance expenses
Cap options	—	—	—	—	466	—	Finance expenses
Fx rate risk
Fx swaps	18,398	1,032	—	Trade and other current receivables	1,032	—	Finance expenses

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

	2021				During the period 2021
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	367,530	6,392	2,987	Non-current receivables, Trade and other current receivables, Trade and other current payables	9,247	(78)	Finance expenses
Cap options	200,000	2	—	Trade and other receivables	605	—	Finance expenses

During 2022 and 2021, no amounts were reclassified from hedging reserve to profit or loss.

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting:

(in thousands of USD)	Hedging reserve

Balance at January 1, 2022	2,396
Cash flow hedges
Change in fair value interest rate risk	29,625
Change in fair value fx risk	1,032
Balance at December 31, 2022	33,053

Balance at January 1, 2021	(7,456)
Cash flow hedges
Change in fair value interest rate risk	9,852
Balance at December 31, 2021	2,396

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

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
•an amount of cash of at least $30.0 million; and
•a ratio of Stockholders' Equity to Total Assets of at least 30%
In connection to the senior secured FSO loan of $150 million, the facility contains a specific covenant whereby each borrower need to ensure that its financial position shall at all times during the Security Period be such that the Debt Service Cover Ratio in respect of it shall be equal or higher than 1.1x.
Further, the Group's loan facilities generally include an asset protection clause whereby the fair market value of collateral vessels should be at least 125% of the aggregate principal amount outstanding under the respective loan.
All existing financing arrangements, including the bonds, contain a change of control clause (COC), which is triggered if a shareholder would acquire 50%+1 of the shares or voting rights in Euronav. In certain existing financing arrangements (e.g., the $713,000,000 facility agreement or the €80,000,000 facility agreement) the threshold would be 30%+1 of the shares or voting rights in Euronav.
Under the existing facility agreements, the occurrence of a CoC would, trigger a mandatory prepayment and cancellation event. Except for the €80,000,000 facility agreement, the existing facility agreements do not contain the option or right of lenders not to ask for prepayment. Under the bonds, the occurrence of a CoC would trigger a put option event, allowing each bondholder to require that Euronav Luxembourg SA (Euronav Luxembourg) purchases all or some of the bonds held by that bondholder at a price equal to 101 per cent of the nominal amount (i.e., at a premium of 1%).
Under most of the existing financing arrangements, including the bonds, Euronav undertook not to consolidate, amalgamate or merge with any other entity which may, in the reasonable opinion of the majority lenders, have a material adverse effect under the respective arrangement. The conclusion on whether the contemplated merger would have a material adverse effect, ultimately depends on the factual interpretation of the transaction by the majority lenders. The $173,550,300 facility agreement does not contain a material adverse effect qualifier, prohibiting any merger, irrespective of its (material adverse) effects. A breach of the "no merger undertaking" would trigger an event of default under the existing financing arrangements.
Under the facility agreements, Euronav could, in theory, request a waiver of the "no merger undertaking" together with a suspension of other relevant undertakings (e.g., "maintenance of status"), in order to execute the contemplated merger. The consent of all lenders would be required for the waiver to be effective, with the exemption of the €80,000,000 facility agreement, for which a consent from the majority lenders would suffice.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

The credit facilities discussed above also contain restrictions and undertakings which may limit the Group and the Group's subsidiaries' ability to, among other things:
•effect changes in management of the Group's vessels;
•transfer or sell or otherwise dispose of all or a substantial portion of the Group's assets;
•declare and pay dividends; and
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

As of December 31, 2022, December 31, 2021 and December 31, 2020, the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2022, as described above:
1.current assets on a consolidated basis (including available credit lines of $671.3 million) exceeded current liabilities by $1,024.0 million,
2.aggregated cash was $851.1 million,
3.cash was $179.9 million and
4.ratio of Stockholders' Equity to Total Assets was 54.8%.
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 20 - Financial instruments - Fair values and risk management (Continued)

As part of its capital allocation strategy, Euronav has the option of buying its own shares back should the Supervisory Board and Management Board believe that there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of $0.12 per share paid each year. During 2022, Euronav transferred 105,551 shares to members of the Management Board in accordance with the Long Term Incentive Plan 2019. The Company owned 18,241,181 own shares (8.29% of the total outstanding shares) at year-end.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 21 - Leases
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
Under these leaseback agreements there was a seller's credit of $4.5 million of the sale price that became immediately due and payable by the owners upon sale of the vessel during the charter period and shall be paid out of the sales proceeds. It also became due to the extent of 50% of the (positive) difference between the fair market value of the vessels at the end of the leaseback agreements and $17.5 million (for the oldest VLCC) or $19.5 million (for the other vessels). As the first vessel (Nautilus) was redelivered on December 15, 2021, $4.5 million was recognized in the fourth quarter of 2021 in profit or loss, whereas the remaining $13.5 million for the other three vessels were recognized in the first quarter of 2022 at the moment of redelivery.
Furthermore, the Group provided a residual guarantee to the owners in the aggregate amount of up to $20.0 million in total at the time of redelivery of the four vessels. The parties also agreed a profit split, if a vessel was sold at charter expiry they shall share the net proceeds of the sale, 75% for owners and 25% for charterers, between $26.5 million and $32.5 million (for the oldest VLCC) or between $28.5 million and $34.5 million (for the other vessels). This residual guarantee and profit split were not applicable at the moment of redelivery of the vessels.
On October 27, 2020 and November 6, 2020, the Company entered into a time charter agreement for two Suezmaxes. The two Suezmaxes are the Marlin Sardinia (2019 - 156,607) and the Marlin Somerset (2019 - 156,620). The time charter contracts have a duration of 24-months with an option for an additional 12 months, which should be declared no later than 20 months after delivery, at a rate of $25,000 per day per vessel for the firm 24-months period and $26,500 per day per vessel for the optional 12-months period. Owners have a right to sell the vessel during the firm and optional period of the charter and transfer the remaining charter to the new owners by way of novation agreement. In accordance with IFRS, the Group recognized a right-of-use asset and lease liability. On June 24, 2022, Euronav has declared the options to extend the time charter agreement for the two Suezmaxes with an additional 12 months. This resulted in the recognition of an additional right-of-use asset and lease liability (see Note 8 and 17).

On February 23, 2021, the Company entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284) with Taiping & Sinopec Financial Leasing Ltd Co. The vessel was sold for a net sale price of $35.4 million. The Company has leased back the vessel under a 36-months bareboat contract at an average rate of $22,500 per day. At the end of the bareboat contract, the vessel will be redelivered to its owners. In accordance with IFRS, the Group recognized a right-of-use asset and lease liability (see Note 8 and Note 17).

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2022	December 31, 2021
Less than 1 year	25,955	24,828
Between 1 and 5 years	1,170	8,708
Total future lease payments	27,125	33,535

For the office leases in Belgium, France, Greece, Hong Kong, Singapore, UK and US, which have an average lease term till April 2025, the Group recognized a right-of-use asset and lease liability. The right-of-use asset was adjusted by the practical expedient impairment assessment based on the onerous contract analysis option. The right-of-use asset related to office leases was reduced by the lease receivable related to subleases that qualify as finance lease under IFRS 16.

The Group used the short-term lease exemption for all the lease contracts with a remaining lease term of less than one year. Accordingly, those lease payments were recognized as an expense.

Information about leases for which the Group is a lessee is presented below.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 21 - Leases (Continued)
Right-of-use assets

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2021	27,047	22,795	2,438	675	52,955
Additions to right-of-use assets	22,379	—	986	111	23,476
Depreciation charge for the year	(33,634)	(12,437)	(1,086)	(230)	(47,387)
Translation differences	—	—	(32)	(11)	(43)

Balance at December 31, 2021	15,792	10,358	2,306	545	29,001

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2022	15,792	10,358	2,306	545	29,001
Additions to right-of-use assets	—	13,597	408	55	14,060
Depreciation charge for the year	(7,371)	(12,874)	(1,022)	(242)	(21,509)
Translation differences	—	—	(52)	(7)	(59)

Balance at December 31, 2022	8,421	11,081	1,640	351	21,493

Amounts recognized in profit or loss

(in thousands of USD)	2022	2021
Interest on lease liabilities	(1,237)	(2,378)
Depreciation right-of-use assets	(21,509)	(47,387)
Low-value leases	(173)	(171)

Amounts recognized in statement of cash flows

(in thousands of USD)	2022	2021

Total cash outflow for leases	(25,527)	(54,928)
Total cash inflow for leases	2,036	1,987

Extension options

On June 24, 2022, Euronav declared the options to extend the time charter agreement for the two Suezmaxes Marlin Sardinia and Marlin Somerset with an additional 12 months. At December 31, 2022, there were no material extension options in the property leases which could be exercised by the Group.

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

The future undiscounted lease payments to be received for these lease agreements are as follows:

(in thousands of USD)	December 31, 2022	December 31, 2021
Less than one year	121,978	100,524
Between one and five years	326,228	240,463
More than five years	306,505	185,441
Total future lease receivables	754,710	526,428

The amounts shown at December 31, 2021 in the table above include the Group's share of leases of joint ventures. On some of the above mentioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 21 - Leases (Continued)
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

(in thousands of USD)	December 31, 2022	December 31, 2021
Less than 1 year	1,869	2,350
One to two years	1,689	1,895
Two to three years	1,285	1,689
Three to four years	—	1,285
Four to five years	—	—
Total undiscounted lease receivables	4,843	7,219

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 22 - Provisions and contingencies

(in thousands of USD)	Onerous contract	Total

Balance at January 1, 2021	1,381	1,381

Provisions used during the year	(227)	(227)
Balance at December 31, 2021	1,154	1,154

Non-current	892	892
Current	262	262
Total	1,154	1,154

Balance at January 1, 2022	1,154	1,154

Provisions used during the year	(261)	(261)
Balance at December 31, 2022	892	892

Non-current	597	597
Current	295	295
Total	892	892

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

The Group is currently involved in a litigation. Provisions related to legal and arbitration proceedings are recorded in accordance with the accounting policy as described in Note 1.16. The claim has been submitted on January 15, 2021 by Unicredit Bank in London with the High Court of Justice of England and Wales. The claim relates to an alleged misdelivery of 101,809 metric tons of low sulfur fuel oil that was transported by the Suezmax vessel, Sienna. The charterer, Gulf Petrochem FZC, a company of GP Global, instructed the vessel to discharge the cargo at Sohar without presentation of the bill of lading but against a letter of indemnification issued by the charterer as is customary practice in the crude oil shipping industry. Unicredit bank, who had financed the cargo for an amount of $26,367,200 and allegedly had become the holder of the bill of lading, was not repaid in accordance with the financing arrangements agreed with Gulf Petrochem FZC. As alleged holder of the bill of lading, Unicredit Bank is now claiming that amount of $26,367,200 together with interest from Euronav NV. The case went to Trial in London in March 2022 and judgement was handed down in April 2022. Euronav were successful in defending the claims which were dismissed with costs awarded to Euronav. Unicredit however filed an application and received permission to appeal the decision of the Commercial Court judge, Mrs Justice Moulder. The Court of Appeal hearing took place on March 28 and 29, 2023. Management believes that it has followed well established standard working practices and that it has valid defense arguments. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized.

The Group is currently involved in a litigation. RMK Maritime (RMK) has commenced legal proceedings in the London High Court against Euronav seeking $12,993,720 in damages in relation to unpaid advisory services provided by RMK to Euronav concerning its merger with Gener8 in 2016 and 2017. RMK are trying to argue that they are entitled to additional compensation beyond the sums they agreed to accept in a written Advisory Agreement. RMK issued the legal proceedings on September 30, 2022, Euronav’s defense was served on December 29, 2022 and on May 5, 2023, a case management conference hearing is scheduled. Management believes that RMK faces a heavy burden to persuade a Court that they should be entitled to additional remuneration in view of the clear terms of the written Advisory Agreement. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 23 - Related parties
Identity of related parties
The Group has a related party relationship with its shareholders, subsidiaries (see Note 25) and equity-accounted investees (see Note 26) and with its directors and executive officers (see Note 24).
Shareholders
The shareholders in Euronav changed during the year 2022. At December 31, 2022, Euronav can identify two major shareholders CMB and Famatown/Frontline, owning each 22.9% of the equity with respectively 25.0% and 24.9% voting rights. Both parties are considered as related.

The Audit and Risk Committee has reviewed the transactions with both related parties and confirmed that all transactions were executed at arm’s length:

a.For CMB we refer to:
i.Fuel swap: Euronav has obtained a ruling to include bunker fuel stored by the company (Note 12) under the tonnage tax regime. This ruling also allows the execution of physical swaps, currently executed with CMB since 2019. The swap agreement was extended to CMB NV, Bocimar International NV and Bocimar Hong Kong Ltd. In the course of 2022, a total of 23,537 metric tons (2021: 44,451 metric tons and 2020: 51,000 metric tons) of compliant bunker fuel oil was swapped with these parties.
ii.The Group leases office space in Belgium from Reslea N.V., an entity jointly controlled by CMB. Under this lease, the Group paid an annual rent of $419,526 in 2022 (2021: $356,729 and 2020: $335,033). This lease expires on August 31, 2024.
b.For Famatown / Hemen / Frontline: Euronav has entered into a time charter agreement for two Suezmaxes in the fourth quarter of 2020 (see Note 21). The charter party is Trafigura whereas vessels have been bought in the meanwhile by the Fredriksen Group. Contract has been concluded at arm’s length and are continuing with the original charter party Trafigura.

Transactions with key management personnel
The total amount of the remuneration paid in local currency to all non-executive directors for their services as members of the board and committees (if applicable) is as follows:

(in thousands of EUR)	2022	2021	2020
Total remuneration	977	977	1,048
The Nomination and Remuneration Committee annually reviews the remuneration of the members of the Management Board. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

(in thousands of EUR)	2022	2021	2020
Total fixed remuneration	2,724	2,068	2,165
of which
Cost of pension	28	28	18
Other benefits	810	—	143

Total variable remuneration	7,320	1,606	1,029
of which
Share-based payments	5,757	911	69
All amounts mentioned refer to the Management Board in its official composition throughout 2022.
The remuneration of the CEO can be summarized as follows:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 23 - Related parties (Continued)

(in thousands of EUR)	2022	2021	2020
Total fixed remuneration	624	624	624
of which
Cost of pension	—	—	—
Other benefits	—	—	—

Total variable remuneration	3,628	903	424
of which
Share-based payments	2,966	568	54
On February 12, 2015, the Board of Directors (as of February 2020 Supervisory Board) granted 236,590 options and 65,433 restricted stock units within the framework of a long term incentive plan. Vested stock options may be exercised until 13 years after the grant date. As of December 31, 2022, all stock options and all RSUs were exercised (see Note 15 and 24). On February 2, 2016, the Board of Directors (as of February 2020 Supervisory Board) granted 54,616 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the Company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary, one-third was vested on the third anniversary and one-third was vested on the fourth anniversary (see Note 15 and 24). On February 9, 2017, the Board of Directors (as of February 2020 Supervisory Board) granted 66,449 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary, one-third was vested on the third anniversary and one-third was vested on the fourth anniversary (see Note 15 and 24). On February 16, 2018, the Board of Directors (as of February 2020 Supervisory Board) granted 154,432 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary, one-third was vested on the third anniversary and one-third was vested on the fourth anniversary (see Note 15 and 24). On January 8, 2019, the Board of Directors (as of February 2020 Supervisory Board) granted 1,200,000 phantom stock units within the framework of a transaction based incentive plan (TBIP). After the resignation of the former CEO, 400,000 phantom stock units were waived. The first tranche of 12% was vested in the first quarter of 2020. The second tranche of 19% was vested in the second quarter of 2022, the third and fourth tranche of 25% and 44% were vested in the third quarter of 2022. The contractual term of the TBIP offer is 5 years. A first tranche of 12% of the total number of phantom stock units vests on the date on which the Fair Market Value (FMV) reaches USD 12 (decreased with the amount of dividend paid since grant, if any). A second tranche (16%) vests on the date the FMV reaches USD 14 (decreased with the amount of dividend paid since grant, if any), a third tranche (25%) vests on the date the FMV reaches USD 16 (decreased with the amount of dividend paid since grant, if any) and the final tranche (44%) vests on the date the FMV reaches USD 18 (decreased with the amount of dividend paid since grant, if any) (see Note 15 and 24). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date.
On April 1, 2019, the Board of Directors (as of February 2020 Supervisory Board) granted 152,346 restricted stock units within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. As of December 31, 2022, 105,626 RSUs were vested which have been transferred to the beneficiaries out of treasury shares. On April 1, 2020, the Supervisory Board granted 144,392 restricted stock units within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. As of December 31, 2022, 76,166 RSUs were vested however vested RSUs will not be delivered in shares until the first business day after April 1, 2023. On April 1, 2021, the Supervisory Board granted 193,387 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. As of December 31, 2022, 64,462 RSUs were vested however vested RSUs will not be delivered in shares until the first business day after April 1, 2024. On April 1, 2022, the Supervisory Board granted 163,022 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2022) and will be settled in shares. As of December 31, 2022, no RSUs were vested

Properties
The Company subleases office space in its London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a 50-50 joint

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 23 - Related parties (Continued)
venture with International Seaways. Under this sublease, the Company received in 2022 a rent of $216,040 (2021: $235,205 and 2020: $218,074). This sublease expires on April 27, 2023.
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
On March 24, 2022, the Suezmax Bari was sold for $21.5 million. A capital gain on the sale of $3.3 million (Euronav's share) was recorded in the joint venture company. The vessel was delivered to her new owners during the second quarter. Following this sale, the shareholders loan to Bari Shipholding Ltd. was repaid and the remaining amount was written-off.

Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

As of and for the year ended December 31, 2021
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income
TI Africa Ltd	567	61	11,465	397	—
TI Asia Ltd	482	—	—	397	4,635
Bari Shipholding Ltd	2,114	1,804	22,229	—	—
Bastia Shipholding Ltd	7	1	—	—	—
Tankers Agencies (UK) Ltd	—	134	—	—	—
Total	3,170	2,000	33,694	794	4,635

As of and for the year ended December 31, 2022
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

TI Africa Ltd	—	58	—	162	—
TI Asia Ltd	—	—	—	162	1,000
Bari Shipholding Ltd	14	—	850	—	—
Bastia Shipholding Ltd	—	—	—	—	150
Tankers Agencies (UK) Ltd	—	125	—	—	1,871
Total	14	183	850	324	3,021

Guarantees
The Group provided guarantees to financial institutions that provided credit facilities to joint ventures of the Group. As of December 31, 2021, the total amount outstanding under these credit facilities was $39.5 million of which the Group guaranteed $19.8 million. As of December 31, 2022, there are no amounts outstanding due to the repayment of the credit facility as a consequence of the acquisition of the remaining 50% of TI Africa Ltd. and TI Asia Ltd (see Note 8 and 26).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 24 - Share-based payment arrangements
Description of share-based payment arrangements:
At December 31, 2022, the Group had the following share-based payment arrangements:
Long term incentive plan 2015 (Equity-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2015 a long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years at anniversary date and 60% in the form of restricted stock units (RSUs) which will be paid out in cash, with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSUs were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of €10.0475 and are equity-settled. As of December 31, 2022, all stock options were settled in 2022, all RSUs were exercised in 2018. The total employee benefit expense recognized in the consolidated statement of profit or loss during 2022 with respect to the LTIP 2015 was $1.8 million (2021: $0 thousand and 2020: $0 thousand).
Long term incentive plan 2016 (Cash-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stocks were granted on February 2, 2016 and one-third was vested on the second anniversary, one-third on the third anniversary and one-third on the fourth anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2022, no phantom stocks were outstanding. The LTIP 2016 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2016, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2022 was $0 thousand (2021: $0 thousand and 2020: income of $0.3 million).
Long term incentive plan 2017 (Cash-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017 and one-third was vested on the second anniversary and one-third on the third anniversary and one-third on the fourth anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2022, no phantom stocks were outstanding. The LTIP 2017 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2017, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2022 was $0 thousand (2021: income of $0.2 million and 2020: income of $0.3 million).

Long term incentive plan 2018 (Cash-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018 and one-third was vested on the second anniversary and one-third on the third anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2022, no phantom stocks were outstanding. The LTIP 2018 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2018, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 24 - Share-based payment arrangements (Continued)
consolidated statement of profit or loss during 2022 was $0.6 million (2021: income of $0.2 million and 2020: income of $0.4 million).

Transaction Based Incentive Plan 2019 (Cash-settled)

The Group's Board of Directors (as of February 2020 Supervisory Board) has implemented in 2019 a transaction-based incentive plan (TBIP) for key management personnel. Under the terms of this TBIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the Fair Market Value (FMV) of one share of the Company multiplied by the number of phantom stock units that have vested prior to the settlement date. The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. The vesting and settlement of the TBIP is spread over a time frame of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when the FMV reaches $12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any), the third tranche of 25% vesting when the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any). In total a number of 1,200,000 phantom stock units were granted on January 8, 2019. The first tranche of 12% was vested in the first quarter of 2020. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. The second tranche of 19% was vested in the second quarter of 2022, the third and fourth tranche of 25% and 44% were vested in the third quarter of 2022. As of December 31, 2022, no phantom stocks were outstanding. The TBIP 2019 qualifies as a cash-settled share-based payment transaction as the Company receives services from the participants and incur an obligation to settle the transaction in cash. The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The compensation expense recognized in the consolidated statement of profit or loss during 2022 was $7.4 million (2021: expense of $1.0 million and 2020: income of $0.4 million).

Long term incentive plan 2019 (Equity-settled)

The Group's Board of Directors (as of February 2020 Supervisory Board) has implemented in 2019 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. In total 152,346 RSUs were granted on April 1, 2019. As of December 31, 2022, 105,626 RSUs were vested which have been transferred to the beneficiaries out of treasury shares. The compensation income recognized in the consolidated statement of profit or loss during 2022 was $0.6 million (2021: expense of $0.4 million and 2020: expense of $0.1 million).

Long term incentive plan 2020 (Equity-settled)

The Group’s Supervisory Board has implemented in 2020 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. In total 144,392 RSUs were granted on April 1, 2020. As of December 31, 2022, 76,166 RSUs were vested, however vested RSUs will not be delivered in shares until the first business day after April 1, 2023. The compensation expense recognized in the consolidated statement of profit or loss during 2022 was $0.4 million (2021: expense of $0.3 million).

Long term incentive plan 2021 (Equity-settled)

The Group’s Supervisory Board has implemented in 2021 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. In total 193,387 RSUs were granted on April 1, 2021. As of December 31, 2022, 64,462 RSUs were vested, however vested RSUs will not be delivered in shares until the first business day after April 1, 2024. The compensation expense recognized in the consolidated statement of profit or loss during 2022 was $0.7 million.

Long term incentive plan 2022 (Equity-settled)

The Group’s Supervisory Board has implemented in 2022 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 24 - Share-based payment arrangements (Continued)
the three anniversary dates from the reference date (April 1, 2022) and will be settled in shares. In total 163,022 RSUs were granted on April 1, 2022.

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
The liability in respect of its obligations under the LTIP 2018 is measured based on the Company’s share price at the reporting date and taking into account the extent to which the services have been rendered to date. One-third of the phantom stocks granted on February 16, 2018 was vested on the second anniversary, one-third on the third anniversary and one-third on the fourth anniversary. As of December 31, 2022, no phantom stocks remained outstanding. The Company’s share price was EUR 7.237 at the grant date of the LTIP 2018 and EUR 15.69 as at December 31, 2022.
The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The vesting and settlement of the TBIP is spread over a timeframe of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when the Fair Market Value (FMV) reaches $12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any), the third tranche of 25% vesting when the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. In total a number of 1,200,000 phantom stock units were granted on January 8, 2019 and the first tranche of 12% was vested in the first quarter of 2020. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2022, no phantom stocks were outstanding.

The inputs used in measurement of the fair value at grant date for the TBIP was as follows:

	TBIP
	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Risk-free interest rate	1.69%	1.69%	1.69%	1.69%
Annual volatility	33.43%	33.43%	33.43%	33.43%
Expected vesting period (years)	3.05	3.38	3.69	3.98

The liability in respect of its obligations under the LTIP 2019, LTIP 2020 and LTIP 2021 is subject for 75% to a relative TSR (Total Shareholder Return) compared to a peer group over a three years period. Each yearly measurement to be worth 1/3rd of 75% of the award. And subject for 25% to an absolute TSR of the Company’s shares measured each year for 1/3 of 25% of the award. In total 152,346 RSUs were granted on April 1, 2019 in relation to the LTIP 2019, 144,392 RSUs were granted on April 1, 2020 in relation to the LTIP 2020 and 193,387 RSUs were granted on April 1, 2021 in relation to the LTIP 2021. As of December 31, 2022, 105,626 RSUs were vested in relation to the LTIP 2019, 76,166 RSUs were vested in

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 24 - Share-based payment arrangements (Continued)
relation to the LTIP 2020 and 64,462 RSUs were vested in relation to the LTIP 2021. However vested RSUs will not be delivered in shares until the first business day after April 1, 2023 related to LTIP 2020 and April 1, 2024 related to LTIP 2021.

Expenses recognized in profit or loss
For details on related employee benefits expense, see Note 5 and Note 18. The expenses related to the LTIP 2015, LTIP 2018, TBIP 2019, LTIP 2019, LTIP 2020 and LTIP 2021 (2022: expense of $9.2 million, 2021: expense of $1.3 million and 2020: income of $1.2 million) are included in employee benefits and administrative expenses.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of options under the 2015 LTIP were as follows:

(figures in EUR)	Number of options 2022	Weighted average exercise price 2022	Number of options 2021	Weighted average exercise price 2021
Outstanding at January 1	236,590	7.732	236,590	7.732
Forfeited during the year	—	—	—	—
Settled during the year	(236,590)	6.843	—	—
Granted during the year	—	—	—	—
Outstanding at December 31	—	—	236,590	7.732
Vested at December 31	—	—	236,590	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 25 - Group entities

	Country of incorporation	Consolidation method	Ownership interest
			December 31, 2022	December 31, 2021	December 31, 2020
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%
Euronav NV, Antwerp, Geneva (branch office)
Euronav NV, London (branch office)

Subsidiaries
Euronav Tankers NV	Belgium	full	NA	NA	100.00%
Euronav Shipping NV	Belgium	full	100.00%	100.00%	100.00%
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management sas	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Antwerp (branch office)
Euronav Ship Management Ltd	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore	Singapore	full	100.00%	100.00%	100.00%
Euronav MI II Inc	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary II Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Management LLC	Marshall Islands	full	100.00%	100.00%	100.00%
TI Africa Ltd	Hong Kong	full	100.00%	NA	NA
TI Asia Ltd	Hong Kong	full	100.00%	NA	NA

Joint ventures
Kingswood Co. Ltd	Marshall Islands	equity	NA	NA	NA
TI Africa Ltd	Hong Kong	equity	NA	50.00%	50.00%
TI Asia Ltd	Hong Kong	equity	NA	50.00%	50.00%
Tankers Agencies (UK) Ltd	UK	equity	50.00%	50.00%	50.00%
Tankers International LLC	Marshall Islands	equity	50.00%	50.00%	50.00%
Bari Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Bastia Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%

At December 31, 2022, the Group held 50% of the voting rights in TUKA but held 61% of the outstanding shares that participate in the result of the entity.

At December 31, 2022, the Group held 50% of the voting rights in TI LLC but held 59% of the outstanding shares that participate in the result of the entity.

Due to the merger with Gener8 Maritime Inc. on June 12, 2018, the Group acquired new subsidiaries. Those subsidiaries were used by Gener8 mostly as SPV to own individual vessels. All of the vessels have been transferred to Euronav NV in 2018. The Group liquidated a majority of those subsidiaries in 2019 and 2020.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 25 - Group entities (Continued)
In 2020 one joint venture, Kingswood Co. Ltd, was dissolved.

In 2020, Euronav NV, London (branch office), was established and incorporated in the third quarter of 2020.

On July 1, 2021, Euronav Shipping NV merged with Euronav Tankers NV which lead to the derecognition of Euronav Tankers NV as a subsidiary.

Euronav has acquired in 2022 the remaining 50% in TI Asia Ltd. and TI Africa Ltd. Euronav already had 50% in these 2 joint ventures which were then recorded as equity investees, and signed on June 7, 2022 a Share Sale and Purchase Agreement with the JV partner International Seaways, Inc. to take control over these 2 joint ventures by purchasing the remaining 50% of the shares. The 2 entities are fully consolidated as of June 7, 2022.

The Group holds 100% of the voting rights in all of its subsidiaries.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 26 - Equity-accounted investees

(in thousands of USD)	December 31, 2022	December 31, 2021
Assets
Interest in joint ventures	1,423	72,446
Interest in associates	—	—
TOTAL ASSETS	1,423	72,446

Liabilities
Interest in joint ventures	—	—
Interest in associates	—	—
TOTAL LIABILITIES	—	—

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 26 - Equity-accounted investees (Continued)

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	50,322	60,379
Offset investment with shareholders loan	—	—
Balance at January 1, 2020	50,322	60,379

Group's share of profit (loss) for the period	10,917	—
Group's share of other comprehensive income	(2)	—
Dividends received from joint ventures	(7,534)	—
Movement shareholders loans to joint ventures	—	(26,443)
Repayment capital provided to joint ventures	(2,000)	—

Gross balance	51,703	33,936
Offset investment with shareholders loan	—	—
Balance at December 31, 2020	51,703	33,936

Group's share of profit (loss) for the period	22,976	—
Group's share of other comprehensive income	951	—
Dividends received from joint ventures	(4,635)	—
Movement shareholders loans to joint ventures	—	(2,242)

Gross balance	70,995	31,693
Offset investment with shareholders loan	1,451	(1,451)
Balance at December 31, 2021	72,446	30,242

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 26 - Equity-accounted investees (Continued)

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Reversal prior year offset investment with shareholders loan	(1,451)	1,451
Group's share of profit (loss) for the period	17,650	—
Group's share of other comprehensive income	159	—
Dividends received from joint ventures	(3,021)	—
Movement equity to shareholders loans	(2,000)	2,000
Movement shareholders loans to joint ventures	—	(32,844)
FSO transaction	(83,186)	—

Gross balance	597	850
Offset investment with shareholders loan	826	(826)
Balance at December 31, 2022	1,423	24

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

The decrease in shareholders loans to joint ventures at December 31, 2022 is related to the full repayment of the shareholders loan to TI Africa Ltd following the acquisition of the remaining 50% shares in TI Africa Ltd as well as the sale of Suezmax Bari in March 2022. In consequence of the sale, the shareholders loan to Bari Shipholding Ltd. was repaid and the remaining amount was written-off. As a consequence of the acquisition in 2022 of the remaining 50% shares in TI Africa Ltd and TI Asia Ltd, the investments in equity accounted investees decreased.

Joint venture	Segment	Description
Kingswood Co. Ltd	Tankers	Holding company; parent of Seven Seas Shipping Ltd. and liquidated in 2020
Seven Seas Shipping Ltd	Tankers	Formerly owner of 1 VLCC bought in 2016 by Euronav. Wholly owned subsidiary of Kingswood Co. Ltd. and liquidated in 2020
Tankers Agencies (UK) Ltd	Tankers	Parent company of Tankers International Ltd
Tankers International LLC	Tankers	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
Bari Shipholding Ltd	Tankers	Formerly owner of 1 Suezmax, dormant company
Bastia Shipholding Ltd	Tankers	Formerly owner of 1 Suezmax, dormant company
TI Africa Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Africa), as from June 7, 2022 100% subsidiary *
TI Asia Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Asia), as from June 7, 2022 100% subsidiary *
* FSO Asia and FSO Africa are on a time charter contract to North Oil Company (NOC), the new operator of Al Shaheen field, until mid 2032.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 26 - Equity-accounted investees (Continued)
The following table contains summarized financial information for all of the Group's joint ventures:

	Asset
(in thousands of USD)	Kingswood Co. Ltd	Seven Seas Shipping Ltd	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 25)	TI LLC (see Note 25)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2020
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%

Non-Current assets	—	—	118,337	112,160	720	—	20,079	—	251,296
of which vessel	—	—	118,337	112,160	—	—	20,079	—	250,576
Current Assets	—	—	10,187	10,176	232,865	243	2,609	514	256,595
of which cash and cash equivalents	—	—	1,138	1,109	3,124	—	1,573	193	7,137
Non-Current Liabilities	—	—	65,355	30,652	276	—	17,271	—	113,554
of which bank loans	—	—	19,929	19,215	—	—	—	—	39,144
Current Liabilities	—		29,277	30,547	228,851	61	2,856	345	291,937
of which bank loans	—	—	25,886	24,961	37,500	—	—	—	88,347
Net assets (100%)	—	—	33,893	61,136	4,458	182	2,562	170	102,401

Group's share of net assets	—	—	16,946	30,568	2,715	107	1,281	85	51,701

Shareholders loans to joint venture	—	—	16,665	—	—	—	17,271	—	33,936

Net Carrying amount of interest in joint venture	—	—	16,946	30,568	2,715	107	1,281	85	51,701

Remaining shareholders loan to joint venture	—	—	16,665	—	—	—	17,271	—	33,936

Revenue	—	—	49,922	49,976	1,478,909	—	12,288	14,131	1,605,227
Depreciations and amortization	—	—	(16,858)	(16,562)	(56)	—	(4,257)	(2,871)	(40,604)
Interest Expense	—	—	(3,358)	(3,233)	(1,651)	—	(1,834)	(1,251)	(11,327)
Income tax expense	—	—	(10,397)	(10,135)	(232)	—	—	—	(20,764)
Profit (loss) for the period (100%)	(1)	(1)	9,549	9,855	800	(34)	(1,748)	3,246	21,666
Other comprehensive income (100%)	—	—	(1)	(3)	—	—	—	—	(4)

Group's share of profit (loss) for the period	—	(1)	4,775	4,927	487	(20)	(874)	1,623	10,917

Group's share of other comprehensive income	—	—	—	(1)	—	—	—	—	(2)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 26 - Equity-accounted investees (Continued)

	Asset
(in thousands of USD)	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 25)	TI LLC (see Note 25)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2021
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	108,245	102,454	503	—	15,210	—	226,413
of which vessel	108,245	102,454	—	—	15,210	—	225,910
Current Assets	10,883	10,073	295,289	231	6,582	403	323,461
of which cash and cash equivalents	1,799	984	4,059	—	17	320	7,179
Non-Current Liabilities	33,755	10,245	66	—	20,228	—	64,295
of which bank loans	—	—	—	—	—	—	—
Current Liabilities	25,153	24,305	290,626	68	4,466	112	344,731
of which bank loans	20,075	19,361	51,500	—	—	—	90,937
Net assets (100%)	60,221	77,977	5,100	163	(2,903)	290	140,848

Group's share of net assets	30,110	38,988	3,106	96	(1,451)	145	70,995

Shareholders loans to joint venture	11,465	—	—	—	20,228	—	31,694

Net Carrying amount of interest in joint venture	30,110	38,988	3,106	96	—	145	72,446

Remaining shareholders loan to joint venture	11,465	—	—	—	18,777	—	30,242

Revenue	50,105	50,160	649,665	—	11,872	—	761,801
Depreciations and amortization	(10,092)	(9,706)	(39)	—	(4,869)	—	(24,706)
Interest expense	(2,005)	(1,943)	(1,054)	—	(1,932)	(1)	(6,934)
Income tax expense	(2,646)	(2,626)	(141)	—	—	—	(5,413)
Profit (loss) for the period (100%)	25,357	25,180	642	(19)	(5,464)	121	45,816
Other comprehensive income (100%)	971	930	—	—	—	—	1,902

Group's share of profit (loss) for the period	12,678	12,590	391	(11)	(2,732)	60	22,976

Group's share of other comprehensive income	486	465	—	—	—	—	951

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 26 - Equity-accounted investees (Continued)

	Asset
(in thousands of USD)	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 25)	TI LLC (see Note 25)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2022
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	—	—	153	—	—	—	153
of which vessel	—	—	—	—	—	—	—
Current Assets	—	—	504,397	206	131	—	504,734
of which cash and cash equivalents	—	—	2,453	—	101	—	2,554
Non Current Liabilities	—	—	30	—	1,700	—	1,730
of which bank loans	—	—	—	—	—	—	—
Current Liabilities	—	—	502,547	63	83	—	502,693
of which bank loans	—	—	75,500	—	—	—	75,500
Net assets (100%)	—	—	1,973	143	(1,652)	—	464

Group's share of net assets	—	—	1,202	84	(826)	—	460

Shareholders loans to joint venture	—	—	—	—	850	—	850

Net Carrying amount of interest in joint venture	—	—	1,202	84	—	—	1,286

Remaining shareholders loan to joint venture	—	—	—	—	24	—	24

Revenue	20,729	20,729	1,172,698		2,139	—	1,216,295
Depreciations and amortization	(2,998)	(2,811)	(39)		(479)	—	(6,327)
Interest expense	(428)	(413)	(954)		171	—	(1,625)
Income tax expense	1,599	1,600	(117)		—	—	3,082
Profit (loss) for the period (100%)	14,997	14,858	185	(36)	5,250	10	35,265
Other comprehensive income (100%)	170	149	—	—	—	—	319

Group's share of profit (loss) for the period	7,499	7,429	113	(21)	2,625	5	17,650

Group's share of other comprehensive income	85	74	—	—	—	—	159

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 26 - Equity-accounted investees (Continued)
Loans and borrowings
On March 29, 2018, TI Asia Ltd. and TI Africa Ltd. entered into a $220.0 million senior secured credit facility. The facility consists of a term loan of $110.0 million and a revolving loan of $110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The Company provided a guarantee for the revolving credit facility tranche. The fair value of this guarantee is not significant given the long term contract both FSOs have with North Oil Company until mid 2032, which results in sufficient repayment capacity under these facilities. Transaction costs for a total amount of $2.2 million are amortized over the lifetime of the instrument using the effective interest rate method. In June, 2022 the Group acquired the remaining 50% of TI Africa Ltd. and TI Asia Ltd. In consequence of this transaction, the Company entered into a $150 million senior secured amortizing term loan facility (see Note 17). At the same time, the $220.0 million senior secured credit facility which were maturing in July 2022 and September 2022 have been repaid.
All bank loans in the joint ventures were secured by the underlying FSO and subject to specific covenants.
The following table summarizes the terms and debt repayment profile of the bank loans held by the joint ventures:

(in thousands of USD)				December 31, 2022			December 31, 2021
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
TI Asia Ltd revolving loan 54M*	USD	libor + 2.0%	2022	—	—	—	9,699	9,699	9,681
TI Asia Ltd loan 54M*	USD	libor + 2.0%	2022	—	—	—	9,699	9,699	9,681
TI Africa Ltd revolving loan 56M*	USD	libor + 2.0%	2022	—	—	—	10,058	10,058	10,038
TI Africa Ltd loan 56M*	USD	libor + 2.0%	2022	—	—	—	10,058	10,058	10,038
Total interest-bearing bank loans				—	—	—	39,513	39,513	39,437
* The mentioned secured bank loans are subject to loan covenants.
Loan covenant
As of December 31, 2021, all joint ventures were in compliance with the covenants, as applicable, of their respective loans.

Interest rate swaps
In 2018, TI Asia and TI Africa entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of $208.8 million (Euronav’s share amounts to 50%) in connection to the $220.0 million facility. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments are measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have been fully unwound upon the acquisition of the remaining 50% of TI Africa Ltd. and TI Asia Ltd. and repayment of the $220.0 million senior secured credit facility.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022
Note 26 - Equity-accounted investees (Continued)
Vessels
On November 19, 2019, the group entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Each 50%-50% joint venture company has acquired one Suezmax vessel. The joint ventures have acquired two Suezmax tankers (Bari & Bastia) for a total consideration of $40.6 million. The vessel Bastia was sold on September 15, 2020 for a net sale price of $20.1 million. The Company recorded a capital gain of $0.8 million in the third quarter of 2020 upon delivery to its new owner on September 30, 2020. The vessel Bari was sold on March 24, 2022 for a net sale price of $21.3 million. A capital gain of $6.6 million was recorded in the second quarter of 2022.

There were no capital commitments as of December 31, 2022, December 31, 2021 and December 31, 2020.
Cash and cash equivalents

(in thousands of USD)	2022	2021

Cash and cash equivalents of the joint ventures	2,554	7,179
Group's share of cash and cash equivalents	1,547	4,036

Services

The Group entered into an agreement with its joint venture to manage commercially both vessels (Bari and Bastia) from the Group's chartering desk. Furthermore, the Group also entered into an agreement to render accounting, assistance and administrative services to these JVs. In 2022 the Group invoiced a total amount of $177,586 (2021: $285,476).

Furthermore, the joint venture entered into an agreement with the Group to invoice us management fees to do the supervision of the external shipmanagement. In 2022, the joint-venture Bari Shipholding Ltd. invoiced the Group $121,800 (2021: $163,000).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

Note 27 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates
1 XXX = x,xxxx USD	December 31, 2022	December 31, 2021	December 31, 2020	2022	2021	2020
EUR	1.0666	1.1326	1.2271	1.0555	1.1894	1.1384
GBP	1.2026	1.3479	1.3649	1.2415	1.3778	1.2860

Note 28 - Subsequent events
On December 14, 2022, the Company sold the Suezmax Cap Charles (2006 - 158,881 DWT) for $40.5 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2022. The vessel was delivered to her new owner on February 16, 2023. A capital gain of $22.1 million has been recognized in the consolidated statement of profit or loss in the first quarter of 2023.

On January 11, 2023, Euronav took delivery of the VLCC newbuilding Cassius (2023 – 299,158 dwt) and on February 28, 2023 of the VLCC newbuilding Camus (2023 – 299,158 dwt), which have been purchased in April 2021.

The war between Russia and Ukraine has and will continue to impact our business in the following areas:

Freight rates – Structural ton mile enhancement from Russian dislocation has positively impacted the freight rates . The Company has suspended its operations with Russian customers which represented in the past an insignificant portion of the Company’s turnover.

Bunker Fuel Cost – due to the risk within the market, and the self-sanctioning of Russian oil flows, the price of marine fuels has increased and will continue to be high for the foreseeable future. This is due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO, VLSFO and MGO markets. These price increases will negatively impact the cost structure of the vessels making it more expensive to ship freight on long haul voyages. The spread between HSFO and VLSFO was at a high level prior to Russia's invasion of Ukraine but has begun to decrease as the removal of Russian origin HSFO from the market has begun to tighten up supplies in Europe and in the Mediterranean.

The Company acknowledges that Cybersecurity risks have increased by taking appropriate mitigating actions.

Crew issues – the impact to our officers and crew that are from Russia and Ukraine remain limited.

On July 11, 2022, Euronav announced that Euronav and Frontline entered into a definitive agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline shares for every Euronav share (the “Combination Agreement”), which was unanimously approved by all the members of Frontline's Board of Directors and by all members of Euronav's Supervisory Board. On January 9, 2023, Frontline announced that it had unilaterally decided to terminate the Combination Agreement. Euronav determined that unilateral action pursuing the termination of the Combination Agreement has no basis under the terms of the Combination Agreement and that Frontline failed to provide a satisfactory reason for its decision to pursue termination. On January 18, 2023, Euronav announced that it had filed an application request for urgent interim and conservatory measures in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement. Euronav requested to suspend such termination pending a determination on the merits pursuing primarily the specific performance of the Combination Agreement. On January 30, 2023 Euronav announced that it had filed an application request for arbitration on the merits in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement. On February 7, 2023, the Company received an arbitration decision in the context of its application request for urgent interim and conservatory measures in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement. The emergency arbitrator dismissed Euronav’s request for provisional and interim measures on the basis of the specific and procedural rules applicable to the emergency proceedings and in particular a lack of urgency for Euronav in obtaining the requested interim and provisional measures. Famatown Finance Limited (Famatown), a related-party to Frontline’s largest shareholder, has continued to accumulate shares of Euronav. The total of these transactions means that Famatown (together with Frontline), hold 50,426,748 shares in Euronav, or 24.99% of the shares outstanding (excluding treasury shares). The Supervisory Board of Euronav has reached out pro-actively to Famatown to understand its intentions and intends to maintain a constructive dialogue, as it pursues with all Euronav shareholders and stakeholders. CMB and affiliates CMB NV and its affiliates (“CMB”) jointly own 25% of the voting shares of Euronav (excluding treasury shares). On January 16, 2023, Euronav received a letter from CMB requesting that the Supervisory Board convenes a general meeting of Euronav to replace the entire current Supervisory Board. A Special General meeting (‘SGM’) of shareholders shall be convened in accordance with the Belgian Code of Companies and Associations. Euronav notes that the agenda items are intended to replace the entire current Supervisory Board, composed

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2022

solely of independent members, with members nominated by CMB. Considering the significant impact such change may have on Euronav, its business and all its shareholders and stakeholders, the Supervisory Board of Euronav has shared a proposal with its shareholders, endorsing a fair representation of both minority shareholders by CMB and Frontline / Famatown by proposing two additional dependent Supervisory Board members each.

On March 23, 2023, Euronav held a Special Meeting of Shareholders to vote on resolutions submitted by Famatown Finance Ltd. and CMB NV. Shareholders voted to maintain independent directors Grace Reksten Skaugen, Anita Odedra and Carl Trowell. They approved a resolution proposed by CMB to terminate the mandates of the other independent Board members Anne-Hélène Monsellato and Steven Smith. In line with the Supervisory Board’s recommendations, shareholders also approved the appointments of four new directors: John Fredriksen and Cato H. Stonex, representing Famatown; and Marc Saverys and Patrick De Brabandere, representing CMB.

On March 10, 2023, Euronav announced it signed an agreement with the United Nations (UN) to sell the Nautica, a VLCC, as part of a wider salvage operation for the FSO Safer located in Yemen. The vessel will replace the FSO Safer (1976 – 406,639 dwt) and will stay there. Euronav will help operate the vessel including after the transfer of the oil for several months afterwards.

On April 1, 2023, Euronav lifted the purchase option of the Nautica, and since then the vessel is again part of its owned fleet.