Form 20-F
period 2023-12-31
Euronav NV
filed 2024-04-11
CIK 1604481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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

Ludovic Saverys, Tel: +32-3-247-44-11, management@euronav.com, De Gerlachekaai 20, 2000 Antwerpen, Belgium
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

220,024,713 Ordinary Shares (of which 25,544,107 are Treasury Shares), no par value

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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

    † The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐

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

Other
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

ITEM 18.	FINANCIAL STATEMENTS	144
ITEM 19.	EXHIBITS	145

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "seek", "plan," "target," "project," "potential", "continue", "contemplate", "possible", "likely," "may," "might", "will," "would," "could" and similar expressions, terms, or phrases may identify forward-looking statements.

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

In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include, but are not limited to:

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
•Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs of compliance with our ESG targets and objectives, and in particular failure to meet our targets under our decarbonization strategy, making our fleet future proof ("green') and failure to find and execute on related partnerships;
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
•The shift from oil towards other energy sources such as electricity, natural gas, liquefied natural gas, hydrogen, ammonia or other fuels for which there would be no need for maritime transportation;
•Technology and product risk including those associated with energy transition, fleet/systems rejuvenation to alternative propulsion, and availability of green fuel at strategic locations;

•International sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including those taken in connection with the ongoing conflict between Russia and Ukraine and between Israel and Hamas, and the ability of governments to provide enforcement or protection measures thereof;
•Any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;
•Volatility of interest rate benchmarks under our financial agreements (under the Secured Overnight Financing Rate SOFR);
•Potential disruption of shipping routes due to accidents, environmental factors (such as severe weather events at sea or at port locations), political events, public health threats, international hostilities including the ongoing developments in the Ukraine and Red Sea region, acts by terrorists or acts of piracy on ocean-going vessels;
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
•Treatment of the Company as a "passive foreign investment company" by U.S. tax authorities;
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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.    KEY INFORMATION
Throughout this report, all references to "Euronav", the "Company", "we", "our", and "us" refer to Euronav NV and its subsidiaries and all references to "Euronav NV" refer to Euronav NV and not to its subsidiaries. Unless otherwise indicated, all references to "U.S. dollars", "USD", "dollars", "US$" and "$" in this annual report are to the lawful currency of the United States of America and references to "Euro", "EUR", and "€" are to the lawful currency of Belgium.
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

Summary of Risk Factors

•The tanker industry is cyclical and volatile, which may lead to reductions and volatility in charter rates, vessel values, earnings and available cash flow.
•A substantial portion of our revenue is derived from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.
•We are dependent on spot charterers and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends, if any.
•We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the Company.

•Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.
•Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (ESG) policies may impose additional costs on us or expose us to additional risks.
•Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
•We depend on our executive officers and employees, and the loss of their services could, in the short term, have a material adverse effect on our business, results and financial condition.
•Rising fuel prices may adversely affect our profits.
•We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
•In the highly competitive international market, we may not be able to compete effectively for charters.
•We are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
•The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.
•If economic conditions throughout the world decline, this will impede our results of operations, financial condition and cash flows.
•An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.
•A shift in consumer demand from oil towards other energy sources may have a material adverse effect on our business.
•Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and refined products worldwide.
•Changes to trade patterns for oil and oil products may have a material adverse effect on our business.
•Lack of technological innovation to meet quality and efficiency requirements could reduce our charter hire income and the value of our vessels. Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.
•If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other applicable governmental authorities, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares.
•Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.
•Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.
•Volatility of interest rates benchmarks under our financial agreements could affect our profitability, earnings and cash flow.
•Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.
•Dependence on third party service providers.
•We are subject to complex laws and regulations, including environmental laws and regulations that can increase our liability and adversely affect our business, results of operations and financial condition.
•We are subject to international safety regulation and if we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
•Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
•Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States shareholders.
•We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, which would reduce our net earnings.
•Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to any dividends or other distributions made by us.
•Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
•Changes in tax regulations from other countries we are involved with due to our global trade may affect our business and future operations.

•Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
•The price of our ordinary shares has fluctuated in the past, has been volatile and may be volatile in the future, and as a result, investors in our ordinary shares could incur substantial losses.
•From time to time our Supervisory Board may authorize a share buyback within the Belgian legal framework. There is no guarantee that we will repurchase shares at a level anticipated by stockholders or at all, which could reduce returns to our stockholders. Once authorized, decisions to repurchase our ordinary shares will be at the discretion of our Management Board, based upon a review of relevant considerations.
•Although we have a dividend policy that includes a fixed component, we cannot assure you that we will declare or pay any dividends. The tanker industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period
•Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.
•We are incorporated in Belgium, which provides for different and in some cases more limited shareholder rights than the laws of jurisdictions in the United States.
•Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts.
•Any shareholder acquiring 30% or more of our issued ordinary shares are required to make a mandatory unconditional public takeover bid.
•We may fail to realize the anticipated benefits of the CMB.TECH Transaction
•We have incurred and may continue to incur significant transaction and integration-related costs in connection with the CMB.TECH Transaction.
•We are subject to certain financing restrictions and changes in covenants as a result of the CMB.TECH Transaction.
•Our planned expansion from the tanker sector to the sectors involved in CMB.TECH's business entails certain risks and uncertainties
•Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders

Risks Relating to our Business (Prior to the CMB.TECH Transaction)

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

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates relating to, among other things, vessel values, future freight rates, earnings from the vessels, discount rates, residual values and economic life of vessels. Many of these items have historically experienced volatility and both charter rates and vessel values tend to be cyclical. Declines in charter rates, vessel values and other market deterioration could cause us to incur impairment charges. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or if a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

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

•Supply of and demand for and seaborne transportation of oil and petroleum products;
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
•Any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries;
•Global and regional economic and political conditions and developments, armed conflicts including the conflict between Russia and Ukraine as well as the conflict between Israel and Hamas and thereof numerous vessel attacks and piracy in the Red Sea area, terrorist activities, trade wars, public health threats, tariffs embargoes, illicit trades of crude oil and strikes;
•Currency exchange rates, most importantly versus USD;
•Changing trade patterns and the distance over which the oil and the oil products are to be moved by sea;
•Changes in seaborne and other transportation patterns, including shifts in transportation demand between crude oil and refined oil products and the distance they are transported by sea;
•Changes in governmental or maritime self-regulatory organizations' rules and regulations or actions taken by regulatory authorities;
•Environmental and other legal and regulatory developments;
•Developments in international trade, including those relating to the imposition of tariffs and the increased vessel attacks and piracy in the Red Sea in connection with the conflict between Israel and Hamas; and
•International sanctions, embargoes, import and export restrictions, nationalizations and wars.

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

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Furthermore, the conflict in Ukraine combined with inflationary pressures and/or supply chain disruptions across most major economies have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has impacted fuel prices. Additional disruptions to shipping routes have been experienced as a result of attacks on commercial vessels in the Red Sea. Since 2022, various jurisdictions have imposed additional sanctions against Russia, including directly targeting the maritime transport of goods originating from Russia, such as of oil products. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport and have correspondingly impacted charter rates for the transport of such goods. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could begin to weaken.

Declines in oil and natural gas prices or decreases in demand for oil and natural gas for an extended period of time, or market expectations of potential decreases in these prices and demand, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies' capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. Sustained periods of high oil prices on the other hand may be destructive for demand. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies or decrease in the demand for oil and natural gas could reduce our revenues and materially harm our business, results of operations and cash available for distribution (see also "Peak Oil" below).

A substantial portion of our revenue is derived from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2023, Valero Energy Corporation, or Valero, accounted for 6.48% of our total revenues in our tankers segment. In addition, our only FSO customer for both of our FSO's as of December 31, 2023, was North Oil Company which accounted for 5% of our revenues as of such date. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise.

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

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications such as if average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. Additionally, compensation under our FSO service contracts is based on daily performance and/or availability of each FSO in accordance with the requirements specified in the applicable FSO service contracts. The charter payments we receive under our FSO service contracts may be reduced or suspended (as applicable) if the vessel is idle, but available for operation, or if a force majeure event occurs, or we may not be entitled to receive charter payments if the FSO is taken out of service for maintenance for an extended period, or the charter may be terminated if these events continue for an extended period. In addition, our FSO service contracts have day rates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, our FSO service contracts include yearly escalation provisions. These provisions are designed to compensate us for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable escalation provisions.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favourable to us as our current charters, or at all. We are exposed to changes in the spot market rates associated with the deployment of our vessels. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.

We are dependent on spot charterers and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends, if any.

As of December 31, 2023, 35 of our vessels were employed in the spot market, of which 29 of our vessels were employed in the Tankers International (TI) Pool, in which we were a founding member in 2000, nine of our vessels were employed on long-term charters, of which the average remaining duration is 3.1 years, including five vessels with profit sharing components. The number of vessels employed in the spot market and on long-term charters can vary depending on various factors attendant to the shipping industry.
We will be exposed to prevailing charter rates in the crude tanker sectors when these vessels' existing charters expire, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent travelling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.
The spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends, if any, in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the Company.

We continuously evaluate potential transactions, such as business combinations, as well as the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short term investments or other transactions, that we believe will be accretive to earnings, enhance shareholder value or are in the best interest of the Company. The diversion of management's attention, any delays or difficulties encountered in connection with a potential transaction, the failure to realize any or all of the anticipated benefits of the transaction or the ability to close such transaction within the time periods anticipated may have material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.

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

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations. Increased inflation, including rising prices for items, such as fuel, parts and components, freight, packaging, supplies, labor and energy increases the Company's operating costs. The Company does not currently use financial derivatives to hedge against volatility in commodity prices. The Company uses market prices for materials, fuel, parts and components. The Company may be unable to pass these rising costs onto its customers. To mitigate this exposure, the Company attempts to include cost escalation clauses in its longer-term marine transportation contracts whereby certain costs, including fuel, can largely be passed through to its customers. Results of operations and margin performance can be negatively affected if the Company is unable to mitigate the impact of these cost increases through contractual means and is unable to increase prices to sufficiently offset the effect of these cost increases.

In 2023, the tanker market was strongly impacted by geopolitical events. United States and EU/G7 sanctions against Russian oil products officially took effect on February 5, 2023, which reinforced the trade on tonne mile recalibration that had already begun in 2022 in anticipation of the sanctions. In early October 2023, a military conflict in the Middle East and subsequent attacks in the region and against vessels forced several vessels to reroute away from the Red Sea. This added to the ton-mile growth already seen from the sanctions against Russia.

Geopolitical factors and restrictions on Panama Canal transits similarly resulted in longer sailing patterns. The consequent trade recalibration towards longer haul trade led to a change in tanker freight rates towards higher average levels and increased rate volatility.

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the "Task Force"). The Task Force's goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force's purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant's Board of Directors' oversight of climate-related risks and management's role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations, or financial condition. Further, to facilitate investors' assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants' Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant's filer status and the content of the disclosure. However, on March 18, 2024, the Fifth Circuit Court of Appeals issued an administrative stay of the SEC's recent climate disclosure rule.

Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a Company's reputation or stock price, resulting in direct or indirect material and adverse effects on the Company's business and financial condition.

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

As of December 31, 2023 and December 31, 2022, our total indebtedness was $930.7 million and $1,696.3 million respectively., and expect to incur additional indebtedness as we further expand our fleet. Borrowing under our credit facilities are secured by our vessels and certain of our and our vessel-owning subsidiaries' bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Borrowings under our credit facilities and other debt agreements requires us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates.

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
•An aggregate cash balance of at least $30.0 million; and
•A ratio of stockholders' equity to total assets of at least 30%.

In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

•Effect changes in management of our vessels;
•Transfer or sell or otherwise dispose of all or a substantial portion of our assets;
•Declare and pay dividends, if any, if there is or will be, as a result of any dividend, an event of default or breach of a loan covenant; and
•Incur additional indebtedness.

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

As of December 31, 2023, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

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

Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charter. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The impact of geopolitical risk on the price of fuel as well as the availability of the proper crude oil to refine into the necessary fuel oil molecules is expected to continue impacting prices going forward. Geopolitical issues coupled with the increase in regulatory pressure on emissions may result in fuel selection choices that may be more expensive than the conventional fuel that is available in the market. The introduction of the EU Emission Trading Scheme (EU ETS) into shipping has added an extra dimension to the fuel selection slate in choosing lower carbon fuels versus conventional fuel as an example, and the implementation of the FuelEU regulations and the Mediterranean Emissions Control Zone in 2025 is expected to add additional complexity and cost to an EU based voyage. The recent attacks on the Red Sea by Houthi's continued to exacerbate the east/west split on fuel oil flows, as arbitrage has been repriced to take into consideration the routing of oil from Europe to Singapore around the Cape of Good Hope. In 2023, VLSFO prices were impacted by the implementation of the Russian product price cap which pushed Russian lower sulfur components out of the available commercial pool. However, the introduction of new refinery capacity in the Eastern hemisphere, offset this as the Kuwait Petroleum Company Al Zour refinery began to produce commercially available quantities of VLSFO in the second half of 2023. Gas oil prices remained elevated throughout the year as Russian Distillates were removed from the commercially available pool causing Atlantic Basin distillates outpace Asian production cost. VLSFO prices in 2023 in Singapore averaged $615 USD/MT for the year with a high of $718 USD/MT and a low of $537 USD/MT. Gasoil prices averaged $795 USD/MT in Singapore with a high of $975 USD/MT and a low of $643 USD/MT.

With the exception of four VLCC vessels and five Suezmax vessels, none of our vessels are equipped with scrubbers and as of January 1, 2020 we have transitioned to burning IMO compliant fuels. We continue to evaluate different options in complying with IMO and other rules and regulations and continue to work closely with suppliers and producers of both scrubbers and alternative mechanisms. We currently procure physical low sulfur fuel oil directly on the wholesale market with a view to secure availability of qualitative compliant fuel and to capture volatility in prices between high sulfur and low sulfur fuel oil. The procurement of large quantities of low sulfur fuel oil implies a commodity price risk because of fluctuations in price between the time of purchase and consumption. While we may implement financial strategies with a view to limiting this risk, we cannot give assurance that such strategies will be successful in which case we could sustain significant losses which could have a material impact on our business, financial condition, results of operation and cash flow. The storage of and onward consumption on our vessels of the procured commodity may require us to blend, co-mingle or otherwise combine, handle or manipulate such commodities which implies certain operational risks that may result in loss of or damage to the procured commodities or the vessels and their machinery.

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

Additionally, cybersecurity researchers have observed increased cyberattack activity, and warned of heightened risks of cyberattacks in connection with the ongoing conflict between Russia and Ukraine and between Israel and Hamas. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. It is difficult to assess the likelihood of such threat and any potential impact at this time.

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the SEC, which, on July 26, 2023, adopted amendments requiring the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

For more information on our cybersecurity risk management and strategy, please see "Item 16K. Cybersecurity."

In the highly competitive international market, we may not be able to compete effectively for charters.

Our vessels are employed in a highly competitive market that is capital intensive. Competition arises from other vessel owners, including major oil companies, national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies which may all have substantially greater resources than us. Competition for the transportation of crude oil and other petroleum products depends on price, location, size, age, condition, sophistication and the acceptability of the vessel operator to the charterer. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and may be able to offer more competitive prices and fleets. We believe that because ownership of the world tanker fleet is highly fragmented, however, no single vessel owner is able to influence charter rates.

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

Euronav has established a detailed counterparty risk policy to set forth processes for avoiding, monitoring, mitigating and effectively managing the risk of default through a credit limit system that restricts the exposure Euronav may have on any single counterparty, as well as other mitigating measures. Counterparty limits are monitored periodically and are calculated taking into account a range of factors that govern the approval of all counterparties, including an assessment of the counterparty's financial soundness and financial ratings (if any), reputation, compliance and regulatory/legal risk based on current and prospective risk to earnings or assets arising from violations by the counterparty of, or nonconformance with, international sanction lists (such as OFAC, UK Sanctions and Anti-Money Laundering Act, EU Sanction List), laws, rules, regulations, prescribed practices, internal policies and procedures, or ethical standards.

Notwithstanding these measures, the ability and willingness of each of our counterparties to perform its payment and other obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, the supply and demand for commodities, such as oil and other petroleum products, work stoppages or other labor disturbances including as a result of the outbreak of COVID-19 and various expenses. Should a counterparty fail to honor its obligations under any such contract or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends, if any, to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

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

Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, and economic growth is expected to slow, including due to supply-chain disruption, the surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the worlds in the near term, including in China especially in view of rising indebtedness and decreasing real estate values. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our ordinary shares.

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

Further, we may not be able to access our existing cash due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of certain regional banks in the United States. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition. In addition, if a bank, or the public, believes that a bank is not stable, the bank may institute procedures or rules to limit withdrawals and access to funds, which, if implemented, would have a material adverse effect on our business and financial condition.

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

We face risks attendant to changes in economic environments, changes in margins or interest rates, changes in sanctions regimes and trade restrictions imposed by governments especially as implemented in response to the invasion of Ukraine and the war between Israel and Hamas. We face risk in changing government regulations, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Continuing concerns over inflation, rising interest rates, energy costs, geopolitical issues, including acts of war, including those between Russia and Ukraine and between Israel and Hamas, trade tensions, such as those between the United States and China, and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve loading or discharging operations in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, especially in view of rising indebtedness and decreasing real estate, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects.

We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and "trade wars". In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. Although the United States and China successfully reached an interim trade deal in January of 2020 that de-escalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will be successfully implemented is unpredictable. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

If there is an economic slowdown in the Asia Pacific region, especially in China, it may have a negative effect on us. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2023, however, is estimated to be around 5.2%, down from the growth rate of 8.1% for the year ended December 31, 2021. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by an economic downturn in any of these countries.

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

In addition, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly despite that carbon emissions are currently a prominent part of China's economic and industrial structure as it relies heavily on non-renewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of oil, an overall increase in the use of non-renewable energy as part of the energy consumption mix and through other means, any reduction in the demand for oil and oil products and our tanker vessels could have a material adverse effect on our business, cash flows and results of operations.

The Chinese government may adopt policies that favor domestic oil tanker companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

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

A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas, renewable energy, hydrogen or ammonia will potentially affect the demand for our tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

"Peak oil" is the year when the maximum rate of extraction of oil is reached. The International Energy Agency, or the IEA, recently announced a forecast of "peak oil" during the late 2020s. OPEC maintains that demand for "peak oil" will not be reached until at least 2040, despite transition toward other energy sources. Irrespective of "peak oil", the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy, nuclear energy or renewable, which appears to be accelerating as a result of shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and refined products worldwide.

The IEA noted in its Global Electric Vehicles, or EV, Outlook 2023 that a total of 14% of all new cars sold were electric in 2022, up from around 9% in 2021 and less than 5% in 2020. Electric car sales in 2023 were 14.1 million, up 34% from 2022. Under the IEA Stated Policies Scenario (STEPS), the global outlook for the share of electric car sales based on existing policies and firm objectives has increased to 35% in 2030, up from less than 25% in the previous outlook. The IEA has stated that, based on existing policies, oil demand from road transport is projected to peak around 2025 in the STEPS, with the amount of oil displaced by electric vehicles exceeding five million barrels per day in 2030. A growth in EVs or a slowdown in imports or exports of crude oil products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbours, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers have been built, since our vessels were constructed and tankers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new tankers carriers are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels including with respect to propulsion technology could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows financial condition and ability to pay dividends, if any.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

As of December 31, 2023, we currently have five vessels under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

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

Although no vessels owned or operated by us have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the European Union, U.K. or other applicable governmental authorities (Sanctioned Jurisdictions) in violation of sanctions or embargo laws during 2023, and we endeavour to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers' instructions and/or without our knowledge and consent. Our Charterers and other counterparties could also be involved in sanctioned trade without their knowledge and consent, this could have an effect on us being in the line of parties. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, suspension of our license to operate or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.

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

As a result of Russia's actions in Ukraine and the war between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.

Since February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflict in the Ukraine region, which may adversely impact our business, given Russia's role as a major global exporter of crude oil and natural gas. Both the EU as well as the United States have implemented sanction programs, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on new investments in Russia, among other restrictions. Furthermore, the EU and the United States have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we have been or will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, or under circumstances where our vessels may have carried cargo from or taken cargo aboard for storage, or called on ports in

Sanctioned Jurisdictions on charterers' instructions and/or without our consent. Sanction regulations can change quickly and we could be involved in sanctioned trade because of third parties over which we have no control. Any such violation could result in reputational damages, fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. This could further impact our loan agreements and other transactions with various banks.

Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.

Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect both the Company's ability to charter its vessels and the charter rates payable under any such charters. In addition, Euronav operates in a sector of the economy that is likely to be adversely impacted by the effect of political instability, terrorist or other attacks, war or international hostilities. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the conflicts between Russia and the Ukraine. This could lead to certain areas or routes not being available for shipping and therefore creating additional costs for alternative itineraries, including in connection with the recent attacks by Houthi movement in the Red Sea following the recent conflicts between Israel and Hamas. Various shipping companies have indicated that their vessels would avoid the Red Sea while the conflict is ongoing, which is commonly used to access the Suez Canal, and for the time being divert vessels around southern Africa's Cape of Good Hope, which adds substantial time and cost to East-West voyages.

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

These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Or could lead to cancellations of insurances for certain areas. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

Despite our efforts to manage exposure to the volatility of interest rates under our financing agreements, interest rate volatility could affect our profitability, earnings and cash flow.

Currently all bank loans in Euronav are based on the Secured Overnight Financing Rate (SOFR). In order to manage our exposure to interest rate fluctuations under SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

In June 2023, the publication of USD LIBOR, the interest rate at which banks lent US dollars to each other, ceased. It has already been a few years that the relevant authorities had been warning of the need to abandon the LIBOR in favour of SOFR. SOFR is a much more resilient rate than LIBOR was because of how it is produced and the depth and liquidity of the markets that underlie it. As an overnight secured rate, SOFR better reflects the way financial institutions fund themselves today. Currently all bank loans in Euronav are based on the SOFR reference rate.

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

The Company currently outsources to third party service providers certain management services of its fleet, including certain aspects of technical, commercial and crew management. In particular, the Company has entered into ship management agreements that assign technical and crew management responsibilities to a third-party technical manager for 11% of the Company's fleet and the Company has transferred commercial management of part of its fleet to the Tankers International Pool or TI Pool.

In such outsourcing arrangements, the Company has transferred direct control over technical, crew and commercial management of the relevant vessels, while maintaining significant oversight and audit rights, and must rely on third party service providers to, among other things:

•Comply with their respective contractual commitments and obligations owed to the Company, including with respect to safety, security, quality, proper crew management and environmental compliance of the operations of the Company's vessels;
•Comply with requirements imposed by the U.S. government, the UN and the EU (i) restricting certain transactions and calls on ports located in countries that are subject to sanctions and embargoes and (ii) prohibiting bribery and other corrupt practices;
•Respond to changes in customer demands for the Company's vessels;
•Obtain supplies and materials necessary for the operation and maintenance of the Company's vessels;
•Recruit crew members with training, licenses and experience appropriate for the Company's vessels; and
•Mitigate the impact of labor shortages and/or disruptions relating to crews on the Company's vessels.

The failure of third-party service providers to meet such commitments could lead to legal liability for or other damages to the Company. The third-party service providers the Company has selected may not provide a standard of service comparable to that which the Company would provide for such vessels if the Company directly provided such services. The Company relies on its third-party service providers to comply with applicable law, and a failure by such providers to comply with such laws may subject the Company to liability or damage its reputation even if the Company did not engage in the conduct itself. Furthermore, damage to any such third party's reputation, relationships or business may reflect on the Company directly or indirectly and could have a material adverse effect on the Company's reputation and business.

The third-party managers have the right to terminate their agreements. If the third-party manager exercises that right, the Company will be required either to enter into substitute agreements with other third parties or to assume those management duties. The Company may not succeed in negotiating and entering into such agreements with other third parties and, even if it does so, the terms and conditions of such agreements may be less favorable to the Company. Furthermore, if the Company is required to dedicate internal resources to managing its fleet (including, but not limited to, hiring additional qualified personnel or diverting existing resources), that could result in increased costs and reduced efficiency and profitability. Any such changes could result in a temporary loss of customer approvals, could disrupt the Company's business and have a material adverse effect on the Company's business, results of operations and financial condition.

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

We operate worldwide, where appropriate, through agents or other intermediaries. Compliance with complex local, foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation, enforceable as from May 25, 2018 and the EU-US Privacy Shield Framework, as adopted by the European Commission on July 12, 2016), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. federal laws such as the FCPA and other U.S. federal laws and regulations established by the U.S. Department of the Treasury's Office of Foreign Assets Control or other agencies, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.

Given the high level of complexity of these laws, there is a risk that we, our agents or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

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

The EU Emissions Trading System (ETS) makes polluters pay for their greenhouse gas emissions, helps bring emissions down and generates revenues to finance the EU's green transition. It operates in all EU countries, Iceland, Liechtenstein and Norway. The shipping industry is involved as from 2024. In 2025, shipping companies will have to pay for 40% of their emissions reported in 2024. In 2026, this will increase to 70% of the emissions reported in 2025 and will further increase to 100% in 2026. Shipowners will need to register, open accounts and follow a specific way of reporting their emissions. Charterparties need to include new clauses regarding the subject and divide responsibilities between Owners and Charterers in order to comply with the regulation. This generates a lot of additional work on operational, legal and administration side. being non-compliant with the rules could lead to sanctions, whether this is due to not knowing the new regulations very well, making errors in the submission of the amount of emission, poor agreements between Owners and Charterers, etc. This could have a material adverse effect on our business.

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

Please see "Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations on Tankers and FSOs" for a discussion of the environmental and other regulations applicable to us.

We are subject to international safety regulation and if we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by government regulations in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As such, we are subject to the requirements set forth in the IMO's International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, the International Ship & Port Facility

Security Code. or ISPS Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS, as well as to other conventions, mainly MARPOL, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, etc. Failure to comply with these requirements may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports. The U.S. Coast Guard or USCG and E.U. Authorities enforce compliance with the ISM and ISPS Codes and prohibit non-compliant vessels from trading in U.S. and E.U. ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

Please see "Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations on Tankers and FSOs" for a discussion of the environmental and other regulations applicable to us.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. In June 2023, the Hong Kong Convention was ratified by the required number of countries, and this will enter into force in June 2025. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

The Hong Kong Convention will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, 63 countries have ratified or approved accession of the Hong Kong Convention, and the requirement of 40% of world merchant shipping by gross tonnage has now been satisfied. The Hong Kong Convention is expected to come into force on June 26, 2025 due to the 24 months waiting period.

On November 20, 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation, or ESSR, which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European List.

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List. As of December 31, 2023, all our EU-flagged vessels met this weight specification. The European List presently includes nine facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention or IOPP renewal survey, existing vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed (keel-laid) on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act or (VIDA), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (EPA) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard, or USCG, and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023. Once EPA finalizes the rule (possibly by Fall 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial additional costs which may adversely affect our profitability.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, the European Commission and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of ‘green' economic activities, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, IMO's Marine Environment Protection Committee (MEPC) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

The European Commission has proposed adding shipping to the EU Emission Trading Scheme (EU ETS) as of 2023 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the outset. Big offshore vessels of 5,000 gross tonnage and above will be included in the Monitoring, Reporting and Verification (MRV') of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Additionally, on July 25, 2023, the European Council of the European Union adopted the Maritime Fuel Regulation under the FuelEU Initiative of its "Fit-for-55" package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, the Maritime Fuel Regulation requires that greenhouse gas emissions from covered vessels are reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% from January 1, 2050). Additional EU regulations which are part of the EU's Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

The EU ETS will be applied for maritime shipping as of 2024 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The geographical scope covers emissions generated at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU's Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

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

Territorial taxonomy regulations in geographies where we are operating and are regulatory liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as ‘green', called EU Taxonomy. The EU Taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. The requirement to deliver sustainability indicators under Article 8 of the Taxonomy Regulation is applicable as of 01/01/2022, to companies subject to the obligation to publish non-financial statements in accordance with Article 19a or Article 29a of the Accounting Directive 2013/34/EU. The Non-financial Reporting Directive (Directive 2014/95/EU, NFRD) is an amendment to the Accounting Directive (Directive 2013/34/EU). Under the NFRD, large listed companies, banks and insurance companies ('public interest entities') with more than 500 employees are required to publish reports on the policies they implement in relation to social responsibility and other sustainability related information (Act 14, Art. 1 and Art. 29a). Article 8 of the Taxonomy Regulation requires companies falling within the scope of the existing NFRD, and additional companies brought under the scope of the proposed Corporate Sustainability Reporting Directive, to report certain indicators on the extent to which their activities are sustainable as defined by the EU Taxonomy.

Taxonomy and NFRD application apply to companies with an average number of employees during the specific financial year exceeding 500 and a balance sheet total exceeding €20 million or net turnover exceeding €40 million on balance sheet date. Euronav employs approximately 3,000 people, on shore and on board, whilst the majority of them are seafarers. Seafarers are not classified as FTEs as they are associated with external agents. Euronav had 440 FTEs on our payroll registered. Given that condition the Company does not qualify for mandatory reporting of EU Taxonomy eligibility and alignment. This is going to be waived once Euronav is subject to CSRD and European Sustainability Reporting Standards (ESRS) where the Company will be required to report its Taxonomy eligibility and alignment as part of CSRD reporting requirements. The outcome of such provision might result in either an increase in the cost of capital and/or gradually reduced access to financing.

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

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index ("EEXI"), and (ii) operational carbon intensity reduction requirements, based on a new operational Carbon Intensity Indicator ("CII"). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated "required" EEXI levels based on the vessel's technical design, such as vessel type, date of creation, size and baseline. Additionally, an "attained" EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel's attained EEXI must be less than the vessel's required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel's attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024. This will require new clauses in the Charterparties which forms a burden on administration side and needs to legally protect Owners in case Charterers do not comply with requirements. This could lead to adverse effects on our operations, our legal and financial situation. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference ("COP26"). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to "green" our vessels.

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

A foreign corporation will be treated as a "passive foreign investment company" (PFIC) for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of

"passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

See "Item 10. Additional Information E. Taxation-Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, which would reduce our net earnings.

Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax imposed by Section 887 of the Code on a gross basis without allowance for deductions, unless that corporation qualifies for exemption from taxation under Section 883 of the Code and the regulations promulgated thereunder by the United States Department of the Treasury or an applicable U.S. income tax treaty. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

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

If we or our subsidiaries were not entitled to exemption under Section 883 of the Code or exemption under an income tax treaty for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

We may also be subject to tax in other jurisdictions, which could reduce our earnings.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to any dividends or other distributions made by us.

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

Shortly after its incorporation in 2003, Euronav applied for treatment under the Belgian tonnage tax regime. It was declared eligible for this regime by the Federal Finance Department on October 23, 2003 for a ten-year period. In line with the tonnage tax regulations, which are part of the normal corporate tax regime in Belgium, profits from the operation of seagoing vessels are determined on a lump sum basis based on the net registered tonnage of the particular vessels. After this first ten-year period had elapsed, the tonnage tax regime has been automatically renewed for another ten-year period. The Belgian Ruling Commission formally confirmed that the Tonnage Tax Regime applies until the end of 2023. The application for prolongation of this Tonnage Tax Regime as from 2024 was timely filed before the end of 2023 and is currently pending approval. This tonnage tax replaces all factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in Belgium.

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

Changes in tax regulations from other countries we are involved with due to our global trade may affect our business and future operations.

Foreign countries may impose new tax laws which can impact the shipping industry. It is also possible that already existing foreign tax law is not known by us and can have a material effect on our financial position. We can not be sure that we are always aware of all tax law in each country our vessels trade to or all countries we are involved with due to our global trade.

The lack of this information may lead to heavy tax claims from foreign countries directed to us as a Shipowner. This could affect us financially for the past, current and future trade of our vessels.

The Nigerian Federal Inland Revenue Service (FIRS) has commenced a tax compliance exercise for the period of 2010-2019 towards non-resident companies trading in Nigeria. The Federal Government of Nigeria granted a 3-month window from 19 June 2023 for international shipping companies operating in Nigeria to regularize their tax status in Nigeria and another window from September 19, 2023 to December 31, 2023 for affected companies to pay all their outstanding taxes to the Federal Government of Nigeria. An extension was provided till March 2024 with a degree on the waiver for penalties and interests claimed. Despite the Double Tax Treaty between Belgium and Nigeria, the Nigerian government has shown to be difficult in cooperating on the subject. If the legal tax issues are not handled with proper care,this could result in an adverse effect on our financial situation, our trade and operations going forward.

Other foreign tax regulations which are not or not well known by us can affect our business in an adverse way even for events taking place in the past. This could be for taxes due because of our global trade, the flag of our vessels, the places where or offices are located, places where our vessels are moored or because of some underlying contracts we might have (e.g. Charterparty, insurance, etc.). The impact of these tax laws could have an adverse effect on our legal and financial position and influence our trade and operations going forward.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today's tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development's, or OECD, two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

Risks Relating to Investment in our Ordinary Shares

The price of our ordinary shares has fluctuated in the past, has been volatile and may be volatile in the future, and as a result, investors in our ordinary shares could incur substantial losses.

Our share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.

The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic, regulatory and ESG trends, general market conditions, rumors and fabricated news, and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume variability due to various factors, including the prospect of increased interest rates, notable market fluctuations in the first calendar quarter of 2022 to date. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. The price of our ordinary shares has ranged from a price of between $12.94 and $19.18 between January 1, 2023 and December 31, 2023. Our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our ordinary shares. The market price for our ordinary shares may be influenced by many factors, including the following:
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
•General economic, industry and market conditions; and
•Other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of our ordinary shares, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our ordinary shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our ordinary shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due short sellers of our ordinary shares, known as a "short squeeze". These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the Company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

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

On December 31, 2023, we owned 17,790,716 of our own shares (8.09% of the total shares). We may continue to buy back our shares opportunistically under the conditions laid down by law and subject to a valid authorization. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

The Supervisory Board's determination to repurchase our ordinary shares will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Supervisory Board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to repurchase shares at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders. The Supervisory Board may suspend or discontinue this authorization at any time.

Although we have a dividend policy that includes a fixed component, we cannot assure you that we will declare or pay any dividends. The tanker industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period

Our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends or other distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of "interim dividends") or of the shareholders

(in the case of "regular dividends", "intermediary dividends" or "repayment of capital"). The Company's operation in different industries going forward may also affect the decision to declare and pay cash dividends in the future.

Our current dividend policy is a full discretionary dividend policy as the Supervisory Board believes this approach offers the required flexibility to manage the Company in light of its new strategy. Please see Item 8 "Financial Information - A. Capital Allocation Policy and Dividend Policy" for a description of the dividend policy.

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

As of December 31, 2023, our issued (and fully paid up) share capital was $239,147,506.82 which was represented by 220,024,713 shares. As of April 1, 2024, we had:

•194,480,606 ordinary shares outstanding, and
•25,544,107 treasury shares.

By decision at our Shareholders' Special Meeting held on June 23, 2021, our Supervisory Board has been authorized to acquire a maximum of 10% of the existing shares or profit shares during a period of five years, at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01. Shares bought back by us, can be cancelled or can be held as treasury shares, at the option of the Company.

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

Additionally, by decision of our shareholders' meeting held on February 20, 2020, our Supervisory Board has been authorized to increase our share capital in one or several times by a total maximum amount of $25,000,000 (with possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) or $120,000,000 (without the possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by our Supervisory Board.

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

Any shareholder acquiring 30% or more of our issued ordinary shares are required to make a mandatory unconditional public takeover bid.

According to the Belgian law, any shareholder who acquires 30% or more of our issued shares is required to make a mandatory unconditional public takeover bid in the remaining shares in Euronav that it and its affiliates do not already own. The purpose in making the offer for the remaining shares in Euronav is to comply with its obligations under Article 5 of the Takeover Law and Article 50 of the Takeover Decree. Any shareholder who comes into possession, other than following a voluntary takeover bid, directly or indirectly, of more than 30% of the capital or voting rights of the Company, shall launch a takeover bid on all the shares and securities granting access to the shares or voting rights, and on terms that comply with applicable U.S. securities laws, and SEC and NYSE rules and regulations.

Risk Relating to the CMB.TECH Transaction

We may fail to realize the anticipated benefits of the CMB.TECH Transaction

On February 8, 2024, the Company completed its acquisition, or the CMB.TECH Transaction, of CMB.TECH NV, or CMB.TECH, from CMB NV, or CMB, for a total purchase price of $1.150 billion in cash.

We believe that the CMB.TECH Transaction will continue to provide benefits to the combined company. However, there is a risk that some or all of the expected benefits of the CMB.TECH Transaction may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including but not limited to the strength or weakness of the economy and competitive factors in the areas where we do business, the effects of competition in the markets in which we operate, and the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic or foreign operations.

As previously disclosed, because CMB will remain active in dry-bulk carriers, chemical tankers and container vessels, it might thus compete with the Company. In order to preserve the interests of Euronav in this regard, CMB has undertaken that certain commercial opportunities be offered first to the Company. The Company will benefit from a priority right, or the Priority Rate, to any potential charters for a term exceeding three months for which both vessels owned by the Company and vessels owned by CMB compete. However, the coordination process may also result in additional and unforeseen expenses. The Priority Right will remain in force until the earlier of (i) the date on which CMB is no longer solely controlling Euronav (as determined by applicable antitrust law) or (ii) the tenth anniversary, automatically renewed with consecutive five-year periods, unless either CMB or Euronav terminates the Priority Right upon three-months' notice.

Additionally, at the closing of the CMB.TECH Transaction, CMB granted Euronav a royalty-free, worldwide license, or the License, to use the trademarks and the trade names "Bocimar", "Bochem" and "Delphis", so that Euronav can continue to commercially deploy dry bulk vessels, container vessels and chemical tankers under these trademarks. The License became effective on February 8, 2024 and is valid for the duration of the relevant licensed intellectual property rights, but will expire when CMB no longer owns 25% of all Ordinary Shares.

We may be unable to extend the Priority Right or the License on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

The challenge of coordinating previously separate businesses makes evaluating our business and future financial prospects difficult. The success of the CMB.TECH Transaction, including anticipated benefits and cost savings, depends, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies, and that does not materially disrupt existing relationships nor result in decreased revenues or dividends, if any. The past financial performance of each of us and CMB.TECH may not be indicative of our future financial performance. Realization of the anticipated benefits in the CMB.TECH Transaction depends, in part, on our ability to successfully integrate the two businesses. We devote significant management attention and resources to integrating all of the business practices and support functions. The diversion of management's attention and any delays or difficulties encountered in connection with the aftermath of the CMB.TECH Transaction and the coordination of the two companies' operations could have an adverse effect on the business, financial results, financial condition or our share price. The coordination process may also result in additional and unforeseen expenses in the aftermath of the CMB.TECH Transaction.

Failure to realize all of the anticipated benefits of the CMB.TECH Transaction may impact the financial performance of the combined company, the price of our ordinary shares and our ability to pay dividends, if any, which will be at the discretion of our Supervisory Board in accordance with our dividend policy. In addition, even if we do not realize the anticipated benefits of the CMB.TECH Transaction, we would remain liable for significant transaction costs, including legal, accounting and financial advisory fees. There is continuing risk that there may be resulting disruptions in and uncertainty surrounding our businesses, including impacts on our relationships with our existing and future customers, suppliers and employees, which could have an adverse effect on our business, results of operations and financial condition, regardless in the aftermath of the CMB.TECH Transaction. In particular, we could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. These uncertainties may impair our ability to attract, retain and motivate key personnel in the aftermath of the CMB.TECH Transaction. In addition, we have expended, and continue to expend, significant management resources, in an effort to successfully integrate or continue to integrate the two companies in the aftermath of the CMB.TECH Transaction, which are being diverted from our day-to-day operations. In addition, the failure to successfully integrate the two companies in the aftermath of the CMB.TECH Transaction may result in negative publicity or a negative impression of us in the investment community and may affect our relationships with employees, customers, suppliers, lenders and other partners in the business community.

We have incurred and may continue to incur significant transaction and integration-related costs in connection with the CMB.TECH Transaction.

We may continue to incur a number of non-recurring costs associated with the CMB.TECH Transaction and combining CMB.TECH's operations into our operations. We are subject to significant transaction costs and integration-related fees and costs related to formulating and implementing integration plans, including systems consolidation costs and employment-related costs. We continue to assess the amount of these costs, and additional unanticipated costs may be incurred in the aftermath of the CMB.TECH Transaction. Although we expect to realize other efficiencies related to the integration of us with CMB.TECH, which may allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Additionally, as part of the CMB.TECH transaction we acquired receivables of CMB.TECH in the aggregate amount of approximately $79.2 million. Any inability to collect these receivables could adversely affect our operating results, revenues and costs.

We are subject to certain financing restrictions and changes in covenants as a result of the CMB.TECH Transaction.

We have assumed a substantial part of the existing indebtedness of CMB.TECH as a result of the completion of the CMB.TECH Transaction, which has imposed additional and substantial operating and financial restrictions on us, beyond those that existed prior to the completion of the CMB.TECH Transaction, which, together with the resulting debt services obligations, may significantly limit our ability to execute our business strategy, and increase the risk of default under our now existing debt obligations after the completion of the CMB.TECH Transaction. Our debt agreements generally contain financial covenants, which require us to maintain, among other things, an amount of current assets that, on a consolidated basis, exceeds our current liabilities, which amount of current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year; minimum aggregate amounts of cash, cash equivalents and available aggregate undrawn amounts of any committed loan; minimum levels of aggregate cash, minimum ratios of stockholders' equity to total assets; and a minimum asset coverage ratio. Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things effect changes in management of our vessels; transfer or sell or otherwise dispose of all or a substantial portion of our assets; declare and pay dividends, (with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and incur additional indebtedness.

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

Prior to the completion of the CMB.TECH Transaction, CMB.TECH's secured credit facilities required it to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in its fleet in relation to the indebtedness outstanding.

Because some of the ratios and covenants set minimum values for the vessels in respect of the indebtedness outstanding, including those assumed as a result of the CMB.TECH Transaction, should the value of our vessels decline in the future for any reason whatsoever, including due to declines in charter rates, we may be required to take action to reduce its debt or to act in a manner contrary to its business objectives to meet any such financial ratios and satisfy any such financial covenants. Additionally, some of the ratios and covenants require us to (i) maintain minimum levels of liquidity and (ii) not exceed the maximum level of leverage specified therein. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. No assurance can be provided that we will meet our financial or other covenants or that our lenders will waive any failure to do so.

Additionally, the terms of our indebtedness (including those assumed as a result of the CMB.TECH Transaction) place certain restrictions on the operations of the obligors thereunder, including restrictions on incurring additional indebtedness and liens, disposal of assets and chartering arrangements. These covenants, along with the financial covenants discussed above, may adversely affect our ability to finance future operations or limit its ability to pursue certain business opportunities or take certain corporate actions. Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. The covenants may also restrict our flexibility in planning for, or reacting to, possible changes in our business and the industry and make it more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default thereunder. If a default occurs under certain of our credit facilities, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Furthermore, our debt agreements contain cross-default provisions, whereby if we default under one of our debt agreements or credit facilities would automatically be an event of default under other debt agreements. Such cross defaults could result in the acceleration of the maturity of our existing debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our vessels. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

In the aftermath of the CMB.TECH Transaction, our ability to meet our cash requirements, including our debt service obligations, will be dependent upon our operating performance, which will be subject to general economic and competitive conditions and to financial, business and other factors affecting our operations, many of which are or may be beyond the our control. We cannot provide assurance that our business operations will generate sufficient cash flows from operations and revenue generation to fund these cash requirements and debt service obligations. If our operating results, cash flow or capital resources prove inadequate, we could face substantial liquidity problems and we might be required to dispose of material assets or operations to meet our debt and other obligations, which would have an adverse impact on our financial condition. If we are unable to service our debt, we could be forced to stop, reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance our debt or seek additional equity capital. We may be unable to take any of these actions on satisfactory terms or in a timely manner or efficient manner, which could result in our entering bankruptcy proceedings. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business. Our debt agreements may limit our ability to take certain of these actions. Our failure to generate sufficient operating cash flow to pay our debts or to successfully undertake any of these actions could have a material adverse effect on the combined company. In addition, the degree to which we are and may continue to be leveraged as a result of the indebtedness assumed in connection with the CMB.TECH Transaction or otherwise could materially and adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make us more vulnerable to general adverse economic, regulatory, political, government and industry conditions, and could limit our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete.

Our planned expansion from the tanker sector to the sectors involved in CMB.TECH's business entails certain risks and uncertainties

Our planned expansion from the tanker sector to the sectors involved in CMB.TECH's business entails certain risks and uncertainties. Expansion to the sectors involved in CMB.TECH's business also means that our historical results will not be indicative of our future results.

•CMB.TECH may not succeed in executing its decarbonization strategy;
•CMB.TECH may not succeed to successfully integrate its business divisions into Euronav's business, and the benefits of the Euronav's acquisition of CMB.TECH may not be realized;
•The global clean energy transition may not accelerate as expected, including in the shipping industry;
•Governmental and regulatory focus on a zero-carbon future in accordance with current target dates may be delayed, changed or abandoned;
•The shipping industry may not adopt hydrogen and ammonia as a primary fuel source for ocean-going vessels or any adoption may take longer than expected;
•The obsolescence and scrapping of older vessels that are powered by traditional fuels that emit carbon and their replacement may not occur as expected or at all;
•CMB.TECH's hydrogen and ammonia engine and fuel technology may not be successfully applied in longer haul routes;
•The delivery of the Company's vessels on order may not occur as expected or without unanticipated costs;
•Charters at attractive or expected rates may not be available for the Company's vessels upon expiration of current charters or upon delivery of newbuildings on order;
•CMB.TECH may not complete as expected various hydrogen and ammonia projects upon which the Company's strategy is based around the world both at sea and ashore;
•Improving supply and demand dynamics over the next several years in the dry bulk shipping sector of the shipping industry may not occur as expected;
•A recovery and growth over the next several years in the chemical tanker sector of the shipping industry may not occur as expected;
•Demand for eco-friendly container vessels may not increase or may decline;
•Continued increases in demand for service vessels in the offshore wind industry may not occur as expected;
•The impact of general economic and geopolitical factors may impact the shipping industry, including the war in Ukraine and the on-going conflicts in the Middle East (including recent vessel attacks and Panama Canal port congestion issues);
•Partnerships in which CMB.TECH cooperates with third parties may fail; and
•Intellectual property rights owned by CMB.TECH may be challenged or may expire;

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

CMB, our largest shareholder, beneficially owns the 177,147,299 of our ordinary shares, representing 80.51% of our outstanding shares, as of April 1, 2024. For so long as CMB beneficially owns a significant percentage of our outstanding ordinary shares, it is able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. CMB may not necessarily act in accordance with the best interests of other shareholders. The interests of CMB may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, CMB may vote in a manner adverse to us or to you or other holders of our securities. Please see "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders."

In addition, certain members of our Supervisory Board, including Mr. Marc Saverys and Mr. Patrick De Brabandere, and certain members of our Management Board, including Mr. Alexander Saverys, Mr. Michael Saverys, Mr. Ludovic Saverys, Mr. Benoit Timmermans and Mr. Maxime Van Eecke, also serve on the boards of CMB. There may be real or apparent conflicts of interest with respect to matters affecting CMB whose interests in some circumstances may be adverse to our interests.

To the extent that we do business with or compete with CMB for business opportunities, prospects or financial resources, or participate in ventures in which CMB may participate, these members of our Supervisory Board and Management Board may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third parties.

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
On June 12, 2018 we completed the merger with Gener8 Maritime Inc., or Gener8, a corporation organized under the laws of the Republic of the Marshall Islands whereby Gener8 became our wholly-owned subsidiary. Prior to the merger, Gener8 was a leading U.S.-based provider of international seaborne crude oil transportation services that resulted from a merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, an independent vessel pool manager. At the date of the merger with Gener8, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, six Suezmax vessels, and two LR1 vessels, with an aggregate carrying capacity of approximately 7.4 million deadweight tons or DWT, which included 19 "eco" VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at reputable shipyards.
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
On June 7, 2022, Euronav became the full owner of the FSO platform as previously held in its 50-50 joint venture with International Seaways, Inc., or INSW.
On October 9, 2023, the Company announced the agreement of two reference shareholders CMB NV, or CMB, and Frontline plc/Famatown Finance Ltd, or Frontline, on a transaction involving multiple interdependent agreements. Part of the agreement included the sale of 24 VLCC tankers from the Euronav fleet, or the Vessel Sale.
On November 22, 2023, the Company announced the sale to CMB NV of all Euronav NV shares held by Frontline plc and Famatown Finance Limited, or the Share Purchase, which resulted in CMB NV owning 49.05% of Euronav's shares, based on 220,024,713 ordinary shares outstanding as of December 31, 2023 (of which the Company holds 17,790,716 ordinary shares in treasury). As part of the Share Purchase, there was a change in the composition of the Supervisory Board as well as the Management Board of the Company. See "Item 6 - Directors, Senior Management and employees" for additional information with respect to the new composition of the Supervisory Board and the Management Board as well as the various committees.The purpose of effecting a change of control of Euronav through the Share Purchase was to resolve the strategic and structural deadlock within Euronav that existed prior to the consummation of the Share Purchase and to enable [CMB NV] to implement its mid- to long-term strategy of transforming Euronav into a Europe-based leading company in the field of maritime and industrial cleantech by gradually diversifying Euronav's fleet away from pure crude oil transportation and focus on diversification and decarbonization of the fleet.
On December 22, 2023, CMB entered into a share purchase agreement with Euronav for the sale of 100% of the shares in CMB.TECH, to Euronav for an aggregate purchase price of approximately $1.15 billion, or the CMB.TECH Transaction. The CMB.TECH Transaction closed on February 8, 2024 and CMB.TECH became a wholly-owned subsidiary of Euronav.
On February 14, 2024, CMB launched its mandatory public takeover bid for all shares of Euronav not already owned by CMB or persons affiliated with CMB, or the Bid. The acceptance period in respect of the Bid opened on February 14, 2024 and closed on March 15, 2024. The bid price amounted to $17.86 per share in cash,the result of $18.43 per share, adjusted for the dividend of $0,57 per share paid by Euronav on December 20, 2023, to holders of record of Euronav shares on December 13, 2023. During the acceptance period, 69,241,955 shares of Euronav, representing 31.47% of the outstanding shares of Euronav, were tendered into the Bid. On March 29, 2024, Euronav announced that the Company purchased 2,620,931 of its own shares. As a result, CMB holds a total of 177,147,299 shares of Euronav, representing 80.51% of the outstanding shares in Euronav. Taking into account the 25,544,107 treasury shares held by Euronav and the 24,400 shares held by Saverco NV, CMB and persons affiliated with it together will hold 202,715,806 shares, representing 92.13% of the outstanding shares of Euronav.

CMB, as Euronav's controlling shareholder, is implementing a new future strategy for Euronav aimed at making Euronav the reference platform for sustainable shipping and is based on three axes:
1. Diversification of the fleet. CMB is diversifying the fleet of Euronav into different shipping segments to decrease the dependence on the transportation of crude oil. This does not mean exiting the tanker business altogether, but rather a gradual decrease of the share of revenues coming from pure crude oil transportation by adding different shipping asset types to the Euronav portfolio. CMB believes that the expansion into other shipping segments will enable future-proof investments throughout the cycles of the various segments. CMB seeks to achieve this diversification through the acquisition of CMB.TECH; the acquisition of second-hand future-proof vessels; and the ordering of future-proof newbuildings (such as the recent ordering of four VLCC newbuildings). Future-proof in CMB's view means efficient low-carbon emitting ships and/or ships powered by hydrogen and/or ships powered by ammonia.

2. Decarbonization of the fleet. CMB believes a key trend in shipping is offering low-emission ships to its customers given the global fuel transition. It will be crucially important to dedicate significant amounts of capital from the industry and shipping companies to the development of low-carbon engines, fuel supply systems and the production of low-carbon fuels. CMB envisions Euronav playing a leading role in the decarbonization of the shipping industry and being the reference shipowner when it comes to green ships.

3. Optimization of the existing fleet. CMB believes that Euronav's fleet standards have always been excellent. By divesting less efficient/older tankers and re-investing the proceeds in new buildings/modern second hand vessels or technical upgrades (e.g., energy saving devices), CMB seeks to optimize Euronav's large remaining fleet of tankers to continue offering the best fleet to its customers. Euronav will endeavor to finance 65% of the acquisition price of such vessels with external funds (i.e., a leverage ratio of 65%).

Euronav and CMB.TECH together represent a group with approximately 150 ocean-going vessels in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through their own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav plans to change the group's name to CMB.TECH. Euronav will continue operating as the oil tanker shipping division within the new group.
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

B.          Business Overview
General introduction to Euronav CMB.TECH
Euronav CMB.TECH is a cleantech maritime company that builds, owns, operates, and designs large marine and industrial applications that run on dual-fuel or monofuel (diesel-)hydrogen and (diesel-) ammonia engines. Euronav CMB.TECH offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. Euronav CMB.TECH is active throughout the full hydrogen value chain through its different divisions: (i) Marine, (ii) Technology & Development Center, (iii) Industry, and (iv) H2 Infra.
I.Marine Division
The largest division in Euronav CMB.TECH is the marine division. It builds, owns, operates and designs a wide range of low and zero-carbon ships powered by dual-fuel or monofuel (diesel-)hydrogen and (diesel-) ammonia engines: dry bulk vessels, container vessels, chemical tankers, oil and product tankers, offshore wind support vessels, and others (tugboats, ferries). The integration of the drivetrain, the storage and the bunkering of hydrogen and ammonia, is implemented with a diverse and experienced in-house engineering team in partnership with Original Equipment Manufacturers (OEMs) and shipyards.
Bocimar: dry-bulk vessels
The Bocimar fleet includes the following dry bulk vessels: (i) 28 Newcastlemax bulk carriers (25 of which are newbuildings under construction that are currently expected to be delivered between 2024 and 2026) ready to be fitted with ammonia engines and (ii) two 5,000 deadweight tonne (DWT) mini-bulk coaster vessels that are newbuildings under construction (currently expected to be delivered in 2026) ready to be fitted with hydrogen engines.

Dry-bulk market – focus on Capesize and Newcastlemax markets
The shipping dry-bulk market constitutes a pivotal conduit for the global exchange of unpackaged dry cargo, encompassing essential commodities such as coal, iron ore, and grains. Within this market segment, Newcastlemax bulk carriers distinguish themselves by their size (210,000 dwt capacity) and tailored design to navigate the logistical challenges inherent in major coal and iron ore exporting regions. Newcastlemax bulk carriers, which represent the bulk carrier segment with the largest dimensions and cargo carrying capabilities, are purpose-built to accommodate the transport of high-volume commodities, particularly coal, bauxite and iron ore, crucial elements in the global industrial supply chains.

Predominant market drivers for the dry-bulk segment, including Newcastlemax bulk carriers, are intricately intertwined with the demand dynamics underpinning pivotal commodities such as coal, iron ore, and grains. Notably, the robustness of Chinese demand exerts a profound influence, given China's preeminent status as the world's foremost consumer of coal and iron ore. Drivers of Chinese demand encompass an array of macroeconomic variables, including infrastructural investment, urbanization imperatives, and industrial production outputs. In addition, the regulatory environment and geopolitical factors influence the maritime dry-bulk segment.

Strategic alignment of newbuilding program with enhanced utilization levels (2024e-2026e)
In response to projected improvements in utilization levels within the shipping dry-bulk market from 2024 onwards, we have strategically orchestrated a comprehensive newbuilding program. Central to this initiative is the commissioning of 28 state-of-the-art super-eco 210,000 DWT Newcastlemax bulk carriers, scheduled for delivery between July 2023 and September 2026 (four Newcastlemax bulk carriers have been delivered as of this annual report). These vessels are being constructed at Qingdao Beihai shipyard, renowned for its commitment to quality craftsmanship and adherence to stringent industry standards. A key feature of these Newcastlemax bulk carriers is their NH3 readiness and capability for NH3 retrofitting as soon as advanced engine technology becomes commercially available, with projections suggesting readiness by the second half of 2025. This strategic foresight underscores our commitment to future-proofing the fleet, ensuring enhanced commercial value amidst a dynamic regulatory landscape characterized by evolving environmental imperatives. Moreover, these vessels are acclaimed as the most fuel-efficient large dry-bulk vessels globally, boasting unparalleled eco-credentials (Mineral Belgie, 2023 210,000 dwt Newcastlemax consumes 53.4% less LFSO if compared to Mineral Maureen, 2012 206,000 dwt Newcastlemax). Furthermore, the inclusion of 2 x 5,000 dwt coasters powered by hydrogen fuel (H2) further accentuates our commitment to sustainability and technological innovation within the Bocimar fleet.

Market dynamics driving utilization levels
Long-term projections anticipate a resurgence in economic conditions, catalyzing a corresponding increase in utilization rates within the dry-bulk segment from 2024 onwards. Forecasts indicate a net demand growth trajectory, with (0.1)% in 2023, followed by robust increments of 3.0%, 2.9%, and 1.5% for the years spanning 2024e to 2026e. Key drivers of this demand surge include heightened requisites for iron ore, grains, and minor bulks over the stipulated period. Iron ore shipments are anticipated to burgeon by 3.0% from 2023 to 2025, while grain shipments exhibit a projected uptick of 5.1% between 2023 and 2025, propelled by growth in maize shipments in 2024 and wheat volumes recovery in 2025. Moreover, the bauxite trade had an 8% surge in 2023, with sustained growth projections of 5-6% annually thereafter.

Supply dynamics and market balance
Against a backdrop of expanding demand, the dry-bulk vessel supply landscape presents a supportive outlook. Analysis reveals that the current Capesize orderbook stood at 22.5 million DWT in February 2024, representing a mere 5.7% of the Capesize fleet. Furthermore, a moderated net supply growth trajectory is forecasted, encompassing increments of 3.0% in 2023 and diminishing to 2.5%, 1.1%, and 0.4% in the years spanning 2024e through 2026e. This subdued fleet growth trajectory augurs well for maintaining market equilibrium, with utilization curve forecasts indicating increments to 85.5%, 87.0%, and 87.9% in the years 2024 through 2026e. Moreover, extrapolations suggest that by 2027, approximately 70% of the Capesize fleet (comprising vessels of 180 dwt or 782 vessels) is poised to exceed the 15-year threshold, with a similar proportion anticipated to surpass the 18-year mark by 2030.

The strategic alignment of the newbuilding program with anticipated enhancements in utilization levels underscores our proactive stance in capitalizing on emerging market dynamics within the shipping dry-bulk segment. Through the induction of cutting-edge Newcastlemax bulk carriers and hydrogen-powered coasters, coupled with astute market analysis and foresight, we stand poised to navigate evolving regulatory imperatives and capitalize on burgeoning demand for essential commodities, thereby supporting sustained competitiveness and operational resilience in a dynamic global marketplace.
Bochem: chemical tankers
The Bochem fleet includes eight 25,000 DWT chemical tankers (six of which are newbuildings under construction currently expected to be delivered between 2024 and 2025 and two of which are on the water) ready to be fitted with ammonia engines.

Analysis of the chemical shipping market with focus on 25,000 DWT chemical tankers
In our assessment of the chemical shipping market, we turn our attention to the segment comprising 25,000 deadweight tonnage (DWT) chemical tankers, which play a pivotal role in transporting various chemical products across international waters. The chemical shipping market is influenced by a range of factors, including global economic conditions, industrial production levels and global demand for chemicals, regulatory environment, geopolitical factors and trade patterns.

Newbuilding program and fleet characteristics
Under the auspices of favourable long-term charter contracts with an investment grade counter-party, a leading entity in the chemical shipping sector, we have initiated a strategic newbuilding program. This program entails the construction of eight super-eco 25,000 DWT chemical tankers at the CMJL Dingheng shipyard, meticulously designed to meet stringent environmental standards and future regulatory imperatives. These vessels are NH3 ready, underscoring our commitment to sustainability and adaptability in the face of evolving industry requirements. Moreover, they are positioned as best-in-class within their size category, boasting superior operational efficiency and commercial viability.

Market dynamics and demand growth
The chemical shipping market exhibits resilience and steady growth, buoyed by increasing demand for chemical transportation worldwide. Notably, the expansion of production capacity in major chemical export hubs, such as the US and the MEG area, outpaces consumption rates, fueling anticipated increases in exports. However, short-term macroeconomic headwinds, including uncertainties in the Chinese economy and geopolitical tensions, present transient challenges that warrant prudent consideration.

Supportive supply side dynamics
On the supply side, the chemical tanker market benefits from favorable dynamics, characterized by restrained fleet growth and a conducive order book environment. The current order book for new vessels stands at historically low levels, representing a mere 4.1% of the existing core chemical tanker fleet. Moreover, the average fleet age of 13 years, coupled with limited yard capacity and extended lead times for advanced chemical tankers, mitigates the risk of oversupply and underscores the potential for sustained market equilibrium.

Attractive long-term outlook
Despite near-term challenges, the long-term outlook for chemical tankers remains favorable, underpinned by strategic investments and prudent market positioning. Fleet orders have been executed opportunistically within the market cycle, ensuring attractive long-term returns for stakeholders. With a robust contract backlog and established counterparties, we maintain forward visibility and confidence in the enduring profitability in the chemical tanker segment.

In the medium term, we anticipate steady volume growth in the chemical shipping market, coupled with an increase in tonne-miles driven by disruptions in trade flows and sustained demand from European import markets. Despite lingering inflationary impacts on demand, we expect freight rates to be bolstered by fleet contraction. Our strategic fleet orders were executed at an opportune juncture in the market cycle, supporting the potential for long-term attractive returns. Furthermore, our robust contract backlog and established counterparties provide us with forward visibility, which we believe will help us navigate evolving market conditions with confidence and agility.
Euronav: crude oil and product tankers
The crude oil shipping market, pivotal in facilitating global energy trade, encompasses various vessel types, including Suezmax tankers, Very Large Crude Carriers (VLCCs), and Floating Storage and Offloading (FSO) units. The Euronav fleet stands as the second-largest publicly listed crude oil platform. Currently, our trading fleet comprises 17 VLCCs, 22 Suezmax tankers, and two FSO's.

Fleet positioning for the upcycle
Euronav has strategically positioned itself for the future with the inclusion of future-proof tonnage on order, including five ammonia-powered (ready) ECO VLCCs (Qingdao Beihai Shipbuilding) and four ECO Suezmax tankers (DH Shipbuilding). Additionally, our portfolio includes two long-term FSO contracts extending to 2032, alongside multiple time charter (T/C) contracts for VLCCs and Suezmax tankers. In the first quarter of 2024, Euronav ordered two dual fuel methanol 17,000 dwt Bitumen tankers against a 10 year charter contract with an investment grade energy major as counter-party.

By maintaining a significant presence in the spot market, Euronav effectively enhances its sensitivity to prevailing market conditions, thereby maximizing its potential to capitalize on periods of heightened demand and favorable freight rates within the crude oil transportation space. Exposure to the spot market enhances our exposure and operational gearing into the upcycle of the crude oil transportation spot market.

Market dynamics driving tanker improvements
Global oil consumption is poised to reach a record high of 102.9 million barrels per day (MBPD) in 2024, underpinning robust demand for crude oil transportation. However, OPEC+ production cuts have temporally slowed the demand for crude transportation. Despite this, modest ton-mile growth of 3% is anticipated in 2024, driven by the emergence of new oil supply primarily from the Americas, coupled with new refinery capacity additions predominantly in Asia, resulting in longer sailing distances and increased demand for tanker services.

Impact of low orderbook and aging tonnage
The crude tanker orderbook currently stands at a multi-year low, with crude tankers comprising only 4.6% of the total orderbook (February 2024). Meanwhile, approximately 13.8% of the existing crude tanker fleet is aged above 20 years. By early 2026, this figure is projected to escalate to 24.5%, indicating a potential uptick in vessel recycling. Moreover, VLCCs ordered between 2006 and 2011 are poised to exit the fleet in the coming years, augmenting the supply-side narrative from around 2026 onwards. Consequently, secondhand VLCC asset values have surged to a 14-year high, which provides opportunities to recycle capital from selling older tonnage at market highs and reinvesting the proceeds in future proof (crude oil tanker) tonnage. The introduction of future-proof tonnage, including ammonia-powered ECO VLCCs and Suezmax tankers, underscores our commitment to sustainability, operational efficiency, and long-term competitiveness.

Future market outlook
With limited to no new tonnage entering the market, a rapidly aging fleet, and 2% growth in oil demand anticipated for 2024 (2025:1%), a tightening market scenario is envisaged. Utilization rates are on an upward trajectory, suggesting potential improvements in rates moving forward. Consequently, the combination of constrained supply and growing demand bodes well for a favorable market outlook in the foreseeable future. Through strategic positioning and prudent foresight, we are poised to capitalize on emerging opportunities while navigating market challenges, ensuring sustained competitiveness and value creation for stakeholders in the years ahead.
Delphis: container vessels
The Delphis fleet includes the following container vessels: (i) four container vessels of 6,000 twenty foot equivalent units (TEU) (two of which are newbuildings under construction that are currently expected to be delivered in 2024, and two of which are on the water) which are ready to be fitted with ammonia engines and (ii) one container vessel of 1,400 TEU that is a newbuilding under construction (currently expected to be delivered in 2026) fitted with a dual fuel ammonia engine.

Insights into the container shipping market: focus on 6,000 TEU vessels
A 6,000 TEU ice-class container vessel is a type of container ship designed and built to operate in icy or polar waters. These vessels are equipped with reinforced hulls and other specialized features to withstand the harsh conditions encountered in ice-covered regions. The designation TEU refers to the vessel's carrying capacity, with each TEU representing the cargo capacity of a standard 20-foot shipping container. Therefore, a 6,000 TEU vessel has the capability to transport approximately 6,500 standard containers.

The demand drivers of the 6,000 TEU container shipping market are multifaceted and influenced by various economic, geopolitical, trade, and industry-specific factors. Some of the key drivers include: (i) global economic growth, (ii) consumer demand and consumption patterns, (iii) manufacturing and industrial activity, (iv) international trade agreements and policies, (v) shift in global supply chains, and (vi) political and geopolitical factors.

Newbuilding program and fleet characteristics
Our newbuilding program, conducted under favourable long-term charter contracts with CMA-CGM, underscores our commitment to modernization and sustainability. This initiative includes the construction of four super-eco 6,000 TEU ice-class container feeder vessels, equipped with 1,150 reefer points and NH3 readiness, at Qingdao Yangfan Shipbuilding Co. Ltd. Additionally, a 1,400 TEU dual-fuel NH3 vessel is being constructed, reflecting our dedication to future-proofing the fleet amidst evolving regulatory landscapes. These vessels boast optimized designs, offering trade flexibility and operational efficiency, positioning them as the largest ice-class ships globally with compact dimensions for versatile global trading.

Demand dynamics and economic outlook
Despite lingering uncertainties on the demand side, projections suggest modest economic GDP growth rates of 2.9% in 2024 and 3.2% in 2025, as forecasted by the International Monetary Fund. However, global manufacturing activity has exhibited a slowdown, with the manufacturing US Purchasing Managers' Index (PMI) persistently below 50.0 since the third quarter of 2022. Nonetheless, recovery in head-haul and regional trade volumes is anticipated, with demand growth estimated between 3.0% and 4.0% in 2024 and between 3.5% and 4.5% in 2025.

Supply dynamics and market balance
The container shipping market faces challenges of supply outpacing demand in both 2024 and 2025. New ship contracts continue to be signed at an accelerated pace, with an estimated capacity of 5.0 million TEU expected to be delivered during this period. Despite forecasts of increased ship recycling, fleet expansion is projected at 8.8% in 2024 and 6.4% in 2025, outstripping demand growth. Notably, fleet expansion is heavily skewed towards larger segments, while the relatively oldest fleet today is in the 1,000-8,000 TEU range.

Market outlook and forward visibility
The weakening trend observed in 2022 and 2023 is expected to persist through 2024 and 2025. However, despite market challenges, our company, Delphis, maintains strong contract coverage with the entire fleet committed under long-term time charter contracts (4 x 6,000 TEU up to 2034, and 1 x 1,400 TEU up to 2041). Our robust backlog of orders and established counterparties provide us with the forward visibility and the confidence and stability needed to navigate through the challenging market conditions, ensuring sustained resilience and value creation for our stakeholders.

Conclusion
While the container shipping market faces near-term uncertainties, strategic initiatives such as our newbuilding program and steadfast contract coverage position us well for long-term success amidst evolving market dynamics and regulatory landscapes.
Windcat: offshore wind support vessels
Windcat Workboats Holdings Limited (Windcat) is the parent company of the Windcat group, an offshore wind personnel transfer company. Windcat owns and operates a fleet of 57 Crew Transfer Vessels (CTVs), of which 11 vessels are fitted with a hydrogen engine or can be converted to hydrogen propulsion. Windcat operates mainly in the European offshore wind sector. In addition to its CTV's, Windcat has ordered five Commissioning and Service Operating Vessels (CSOVs), with an option for one additional CSOV, currently expected to be delivered in 2025 and 2026, which will be powered by hydrogen. Windcat is also active in the German and French markets through its joint venture partners, FRS Windcat and TSM Windcat, respectively.

Overview of the CTV and CSOV markets
The CTV and CSOV markets are integral components of the offshore energy industry, providing essential support services for offshore installations such as wind farms, oil rigs, and gas platforms. The evolution of the CTV and CSOV markets is closely intertwined with broader trends shaping the offshore energy landscape, including advancements in offshore technology, regulatory frameworks, environmental considerations, and the expansion of offshore energy projects into deeper waters and remote regions.

Between 2017 and 2022, the global renewable offshore wind sector witnessed a substantial surge in capacity, with approximately 50.5 gigawatts (GW) of new capacity added worldwide. This growth trajectory underscored the increasing significance of offshore wind as a key component of the global energy transition, with governments, industries, and stakeholders increasingly turning to renewable sources to meet energy demands while mitigating environmental impacts. Looking ahead, projections for the period between 2023 and 2028 paint an even more ambitious picture, with forecasts indicating a substantial acceleration in offshore wind capacity expansion. In a main case scenario, it is estimated that approximately 154.0 GW of additional capacity will be added globally during this period. However, in an accelerated case scenario, this figure could potentially reach as high as 181.8 GW.

In line with the escalating demand for offshore wind capacity, projections suggest a significant uptick in the required number of CSOVs. Specifically, it is anticipated that the number of CSOVs in operation will rise from an estimated 50 vessels in 2023 to approximately 150 vessels by the end of 2028. This threefold increase underscores the pivotal role that CSOVs will play in supporting the rapid expansion of the offshore wind sector, facilitating the effective execution of offshore projects and ensuring the continued growth and sustainability of the renewable energy industry on a global scale.

Crew Transfer Vessel (CTV) market
The Crew Transfer Vessel (CTV) market focuses on the transportation of personnel to and from offshore installations, particularly offshore wind farms. Historical rates in the CTV market have been influenced by factors such as offshore wind installation activity, weather conditions, and vessel availability. Future rates are expected to remain stable or experience modest growth, driven by continued investment in offshore wind energy. As the offshore wind industry expands, there is an increasing need for efficient and reliable crew transfer services to support installation, maintenance, and operation activities.

In 2023, the CTV market has experienced robust activity, particularly in the European region, driven by the expansion of offshore wind farms. Further growth is anticipated in the number of offshore wind turbines, leading to increased demand for CTVs. Throughout the spring and summer seasons of 2023, the European CTV market witnessed high utilization rates, with vessels predominantly on charter. As a result, the spot market for CTVs has observed high day rates. At the end of 2023, charterers started to initiate tendering activities for the 2024 season, ahead of the normal schedule, reflecting the anticipated tight market conditions for 2024. Some vessel owners have already noted limited availability for the upcoming 2024 season.

Crew Support Offshore Vessel (CSOV) market
The Crew Support Offshore Vessel (CSOV) market caters to a broader range of offshore activities, including support for deep sea offshore wind building projects, oil and gas exploration and production, offshore construction, and maintenance operations. Historical rates in the CSOV market have been influenced by fluctuations in oil and gas prices, offshore exploration and production activities, and demand from other offshore industries such as offshore wind development. Demand and utilization fluctuations are closely tied to industry cycles, regulatory changes, and technological advancements.

In 2023, the CSOV market has also witnessed significant growth, driven by offshore wind turbine installations and maintenance activities. Fixed rates in the CSOV market have surged by approximately 15-25% on average compared to the previous year. At the end of 2023, charterers already commenced tendering for CSOVs for the 2024/2025 seasons earlier than usual, reflecting the anticipation of a tight market in the foreseeable future. This early activity underscores the high demand for CSOVs in supporting offshore wind farm operations.

Despite the growing demand for CSOVs, scheduled newbuilding deliveries remain below the required capacity to meet the needs of offshore wind turbine installations. Additionally, delays and unscheduled work at existing wind farms further contribute to the demand for CSOV services.

Both the CTV and CSOV markets are poised for continued growth, driven by the expansion of offshore wind energy projects. With high demand, current elevated day rates, and early tendering activity, stakeholders in these markets can anticipate favorable economic conditions in the coming years. However, challenges such as project delays, vessel availability and newbuilding delays may need to be addressed to ensure the smooth operation and sustainability of these markets.
CMB.TECH – other vessels
The other division encompasses ferry Hydroville, ferry HydroBingo and tugboat HydroTug. The Hydroville, built in 2017, and the HydroBingo, built in 2021, are the world's first hydrogen powered ferries. The Hydroville is operating out of Europe and the HydroBingo out of Japan (through the joint-venture JPNH2YDRO). They are both powered by dual-fuel hydrogen-diesel high speed engines. The HydroTug, built in 2023, is the world's first hydrogen powered tugboat. The ship is a tractor tug with a bollard pull of 65 tonnes and is operated by the Port of Antwerp-Bruges.

Tugboats are crucial for port operations globally, aiding in ship maneuvering and cargo movement. Ports are increasingly adopting greener technologies to cut greenhouse gas emissions. The HydroTug, the world's first dual fuel hydrogen-powered tugboat, sets a precedent for eco-friendly port operations. It highlights the viability of hydrogen as a clean energy source in the port environment and wider maritime sector. With concerns about climate change rising, there's growing demand for dual-fuel hydrogen tugboats worldwide. These vessels are poised to revolutionize port operations, aligning with emission reduction goals and regulatory mandates.
II. CMB.TECH Technology & Development Division
CMB.TECH's Technology & Development Centre holds an impressive 15-year legacy in hydrogen (H2) technology, earning recognition from multiple Original Equipment Manufacturers (OEMs). Led by a team of highly skilled engineers specialized in H2 systems, our center serves as a cornerstone of innovation and excellence for both the industry and marine divisions.

Our journey in H2 technology began in 2008 with pioneering tests on hydrogen combustion. Over the past 25 years, our engineering and design team has demonstrated unparalleled expertise, delivering successful outcomes on complex international projects. Since 2012, we have been at the forefront of dual-fuel hydrogen-diesel technology development. This initiative has seen extensive validation and optimization across various engines, resulting in over 100 field applications, predominantly tested in real-world commercial settings.

One of our distinctive strengths lies in our calibration team, which possesses unique proficiency in H2 combustion. Equipped with state-of-the-art dyno test cells featuring advanced emission after-treatment measurement equipment, they ensure precision and reliability in our technology applications. Furthermore, our engineering team is renowned for its ability to shepherd projects from conceptualization to production, contributing to numerous world-first innovations.

The Technology & Development Center is based in Brentwood, United Kingdom. In addition, JPNH2YDRO is currently building a hydrogen research and development facility in Tsuneishi, Japan.
Partnerships
CMB.TECH collaborates with a wide range of original equipment manufacturers to develop its engines and applications, including the following:
•Be Hydro is a 50/50 joint venture between CMB.TECH and Anglo Belgian Corporation NV located in Ghent, Belgium. Be Hydro builds dual-fuel diesel-hydrogen and monofuel hydrogen engines for the marine, railway, and power industries;
•JPNH2YDRO is a 50/50 joint venture between CMB.TECH, Kambara Kisen Co. Ltd. and Tsuneishi Facilities and Craft Co. Ltd. JPNH2YDRO develops hydrogen applications and produces hydrogen for the Japanese market;

•CMB.TECH collaborates with AB Volvo Penta for the development of hydrogen powered solutions for land-based and maritime applications;
•CMB.TECH collaborates with MAN Truck & Bus SE for the development of large high-speed dual-fuel and monofuel hydrogen engines for both land-based and maritime applications;
•CMB.TECH and Ford have a partnership to convert Ford F Max trucks to dual-fuel hydrogen trucks. CMB.TECH is appointed by Ford as the European Quality Calibration Modifier and component dealer;
•CMB.TECH and Winterthur Gas & Diesel Ltd. (WinGD) have a co-development agreement for large two stroke ammonia-fueled engines.
III. CMB.TECH Industry Division
CMB.TECH's Industry division develops hydrogen powered heavy industrial applications. The advanced technology allows the conversion of existing diesel engines into dual-fuel and monofuel engines, providing flexibility and cost-effectiveness. The engines include high-speed options for smaller-scale applications, as well as medium-speed engines for marine and heavy-duty applications. Unlike traditional fuel cell applications, our dual fuel technology provides a practical and versatile alternative, particularly well-suited for the demanding requirements of industrial settings.

CMB.TECH Industry specializes in the development of heavy-duty and long-endurance industrial equipment intended for deployment in port areas. Our focus is on the utilization of dual fuel technology, ensuring robust, cost-effective, and environmentally friendly solutions across a range of applications including trucks, port and cargo handling equipment, locomotives, power gensets, and BeHydro engines.

Leveraging our extensive experience in the maritime sector, CMB.TECH benefits from streamlined access to major ports worldwide, facilitating seamless integration and adoption of our innovative solutions. In our commitment to promoting the widespread implementation of dual fuel technology, CMB.TECH is establishing local dual fuel workshops in strategic locations. These workshops serve as central hubs for technical expertise and knowledge exchange, ensuring efficient maintenance and servicing of dual fuel equipment.

Moreover, these workshops serve as pivotal drivers for the broader adoption of hydrogen-powered maritime vessels, including tugs, coasters, and multi-functional port utility vessels. By forging synergies between our land-based industrial equipment and maritime solutions, CMB.TECH is at the forefront of sustainable innovation, reshaping the landscape of port operations for the future.
Dual-fuel Hydrogen-Diesel Trucks
Our dual-fuel hydrogen-diesel trucks are engineered to provide seamless operation, even in scenarios where hydrogen (H2) availability is limited. In the event of H2 depletion or the absence of refueling stations, the truck seamlessly transitions to diesel mode, ensuring continuous functionality.
Dual-fuel Hydrogen-Diesel Cargo Handlers
Our dual-fuel hydrogen-diesel cargo handlers are designed to provide versatile and reliable performance across various port environments. Standardized to meet the operational demands of ports worldwide, these cargo handlers ensure seamless compatibility and functionality across different locations. Given that cargo handlers often cannot operate on public roads, our dual-fuel technology ensures uninterrupted operation in the event of hydrogen refueling station maintenance. Currently, we are developing a range of equipment, including yard tractors, roro tractors, and hybrid straddle carriers, all equipped with dual-fuel technology. Additionally, plans for dual-fuel RTG and reach stacker projects are already underway.
Dual-fuel Hydrogen-Diesel Locomotives
In port areas where full electrification of railways is challenging, our dual-fuel hydrogen-diesel locomotives offer a viable solution. Our combustion technology enables the integration of zero-emission technology into locomotive drivetrains with minimal engineering modifications, ensuring both robustness and simplicity. As part of the HyRail project, we are converting locomotives to operate with green hydrogen fuel in dual-fuel mode, showcasing the potential for sustainable long-haul transport. Utilizing the BeHydro V12 medium-speed engine, our dual-fuel locomotives offer a practical solution for repowering projects and are compatible with hybridization efforts.
Hydrogen-Powered Gensets (Dual-fuel and Monofuel)
Since 2018, we have deployed mono and dual-fuel gensets to power various events and have partnered with companies such as e-power and DBR to package our engines into commercial applications. These gensets offer a versatile solution for providing clean and reliable power, with applications ranging from event power supply to maritime cold ironing technology. Moreover, our feasibility studies have explored the potential of mobile power barges, offering flexible and clean power supply options for ships. Equipped with hydrogen gensets, these barges can serve as floating refueling stations and contribute to emissions reduction efforts both at sea and onshore.

IV. CMB.TECH H2 Infra Division
The H2 infra division offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. Within H2 infra, the necessary technology and infrastructure is designed, developed and operated to produce and distribute green hydrogen and ammonia. A particular focus on hydrogen and ammonia storage completes the entire value chain to deliver the clean fuels of the future. The H2 infra division includes following subdivisions and projects:
Maritime & Public H2 Production & Refueling Station, Antwerp
CMB.TECH has achieved a groundbreaking milestone with the construction of the world's first maritime and public H2 refueling station in Antwerp. This innovative facility integrates onsite green H2 production capabilities, enabling the dispensing of hydrogen to trucks, cars, trailers, and ships. The Antwerp station serves as a valuable testing ground, providing invaluable insights into costs, operational dynamics, and technical challenges that inform future projects.

The Hydrogen Refueling Station in Antwerp produces hydrogen on site through a 1.2-megawatt (MW) electrolyzer. The Hydrogen Refueling Station is fitted with a 950-bar hydrogen compressor, allowing it to deliver hydrogen to cars at 700 bar and to trucks and to ships at 350-bar. The Hydrogen Refueling Station also features two tube trailer docks for unloading or filling vehicles at 500-bar. This mobile refueler supports various marine and industry operations, offering flexibility and reliability. With two trailers currently in operation and two more slated for delivery in the first quarter of 2024, we are well-equipped to meet the evolving needs of our customers.
PV2Fuel Namibia
In line with our commitment to sustainable energy solutions, CMB.TECH is spearheading the Photovoltaic-to-Fuel (PV2Fuel) project in Namibia. Leveraging the country's abundant solar resources, stable environment, and strategic location, this initiative aims to develop green hydrogen and ammonia production facilities. The project's first phase focuses on small-scale hydrogen and ammonia production, with plans for subsequent expansion to include ammonia storage and bunkering facilities. Anticipated milestones include operational readiness by mid-2024 for hydrogen production and refueling, with ammonia production targeted for completion by the end of 2025.

Phase 1: Small-Scale Green H2/NH3 by Cleanergy Solutions
Phase 1 is performed by Cleanergy Solutions Namibia, a joint venture (49%) with the Ohlthaver & List Group that develops hydrogen production projects in Namibia.

The first phase of our project involves the establishment of a small-scale hydrogen and ammonia production facility in the port of Walvis Bay, accompanied by a hydrogen refueling station. The hydrogen production infrastructure includes a 5MW solar park, a 5MW electrolyzer, a 5.9MWh battery energy storage system (BESS), three compressors (with a capacity of 3x45 kg/hour each), and storage facilities capable of handling pressures of 40-bar, 300-bar, and 500-bar. The anticipated hydrogen production output is 182 tons per year. Additionally, the ammonia plant will feature containerized units with a design capacity of four tons per day.

Our ambition with this phase is multi-faceted. We aim to establish and train a local Namibian team, gain valuable experience in navigating the country's regulatory and technological landscape, build trust with the government and local communities, and demonstrate our capability to execute complex projects in Namibia.

We have secured a lease agreement with the Municipality of Walvis Bay for 24 hectares, with an option for an additional 175 hectares for future project phases. Currently, the hydrogen production project is under construction, with all major equipment ordered and initial deliveries made to Walvis Bay. The pre-FEED (Front-End Engineering Design) for ammonia production is ongoing and expected to be finalized by the first quarter of 2024. We anticipate the hydrogen production and refueling station to be operational by mid-2024, with ammonia production targeted for completion by the end of 2025. The total investment for this phase is estimated at $40 million.

Phase 2: NH3 Storage and Bunkering Facility
In the second phase, we will focus on establishing an import/export ammonia terminal with bunkering facilities and a storage capacity of 40,000 tons. This terminal, integrated into the existing jetty operated by Namcor, will serve as a crucial hub for ammonia bunkering and storage, aimed at kickstarting the usage of ammonia as a bunker fuel for shipping. Our goal is to create a unique gateway to clean-fuel customers, leveraging the cost-effective production of green ammonia. Currently, the FEED (Front-End Engineer Design) is ongoing, with a non-binding MOU signed with Namcor for the existing jetty. We anticipate operational readiness by 2026. The terminal will be located in the North Port of Walvis Bay, with an option agreement received from Namport for an area of 113 hectares. The estimated capital expenditure for this phase is $200 million.

Phase 3: PV2Fuel: NH3 Production
In the third phase, we will embark on an ambitious endeavor to establish industrial-scale green ammonia production facilities. This phase will involve the development of a 930MWp solar park, a 500MW electrolyzer (with a capacity factor of 41%), and the production of an estimated 185,000 tons of ammonia per year. Our overarching goals include securing long-term availability of green ammonia at low cost, acquiring knowledge on green NH3 production costs for future offtake agreements, and facilitating the upscaling of similar projects to support the global demand for clean fuels. The pre-FEED engineering has been finalized by Technip Energies, and we are preparing to initiate the FEED engineering process. Operational readiness for this phase is targeted for 2028. The solar park and electrolysers will be located in Arandis, with hydrogen production transported to Farm 58 via pipeline for ammonia production. The estimated capital expenditure for this phase is $2.55 billion.

Once proven, the technology, business model, and framework agreements with stakeholders will enable rapid scale-up. As CMB.TECH, we are well-positioned to support this upscaling effort based on our experience. The utilization rate of the electrolyzer will play a crucial role in driving down the Levelized Cost of Ammonia (LCOA), with expectations of significant cost reductions in the near future. With further production scaling, green ammonia is poised to become competitive with blue and grey ammonia, contributing to the global transition towards sustainable energy solutions.

Our Fleet
Set forth below is certain information regarding our fleet as of April 1, 2024.

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels
Daishan	VLCC	306,005	2007	Daewoo	Perenco	Time Charter	Nov-25
Dalma	VLCC	306,543	2007	Daewoo		TI Pool
Nectar	VLCC	307,284	2008	Dalian		Spot
Noble	VLCC	307,284	2008	Dalian		Spot
Newton	VLCC	307,284	2009	Dalian		Spot
Hakata	VLCC	302,550	2010	Universal		TI Pool
Hakone	VLCC	302,624	2010	Universal		TI Pool
Hirado	VLCC	302,550	2011	Universal		TI Pool
Alsace	VLCC	299,999	2012	Samsung		TI Pool
Ilma	VLCC	314,000	2012	Hyundai		TI Pool
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool
Iris	VLCC	314,000	2012	Hyundai		TI Pool
Hojo	VLCC	302,965	2013	JMU		TI Pool
Antigone	VLCC	299,421	2015	Hyundai		TI Pool
Dia	VLCC	299,999	2015	Daewoo		TI Pool
Aegean	VLCC	299,999	2016	Hyundai		TI Pool
Donoussa	VLCC	299,999	2016	Daewoo		TI Pool
TK300K-1	VLCC	319,000	2026	Qingdao Beihai
TK300K-2	VLCC	319,000	2026	Qingdao Beihai
TK300K-3	VLCC	319,000	2026	Qingdao Beihai
TK300K-4	VLCC	319,000	2027	Qingdao Beihai
TK300K-5	VLCC	319,000	2027	Qingdao Beihai
VLCC | Total DWT | #		6,781,506		22

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels

Statia	Suezmax	150,205	2006	Universal		Spot
Cap Lara	Suezmax	158,826	2007	Samsung	Valero	Time Charter (3)	March-25
Cap Victor	Suezmax	158,853	2007	Samsung		Spot
Selena	Suezmax	150,205	2007	Universal		Spot
Sienna	Suezmax	150,205	2007	Universal		Spot
Cap Felix	Suezmax	158,765	2008	Samsung		Spot
Cap Theodora	Suezmax	158,819	2008	Samsung		Spot
Sapphira	Suezmax	150,205	2008	Universal		Spot
Fraternity	Suezmax	157,714	2009	Samsung		Spot
Sofia	Suezmax	165,000	2010	Hyundai		Spot
Stella	Suezmax	165,000	2011	Hyundai		Spot
Captain Michael	Suezmax	157,648	2012	Samsung		Spot
Maria	Suezmax	157,523	2012	Hyundai		Spot
Cap Corpus Christi	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Pembroke	Suezmax	158,826	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cap Port Arthur	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Oct-25
Cap Quebec	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3)	Jun-25
Cedar	Suezmax	157,310	2022	Daehan		Spot
Cypres	Suezmax	157,310	2022	Daehan		Spot
Brest	Suezmax	156,851	2023	Hyundai		Spot
Bristol	Suezmax	156,851	2023	Hyundai		Spot
Brugge	Suezmax	156,851	2023	Hyundai		Spot
H5088	Suezmax	156,790	2024	DH Shipbuilding
H5089	Suezmax	156,790	2024	DH Shipbuilding
H5105	Suezmax	156,000	2026	DH Shipbuilding
H5106	Suezmax	156,000	2026	DH Shipbuilding
SUEZMAX | Total DWT | #		4,078,347		26

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
FSO Vessels
FSO Africa	FSO	432,023	2002	Daewoo	NOC	Service Contract	Sep-32
FSO Asia	FSO	432,023	2002	Daewoo	NOC	Service Contract	Jul-32
FSO | Total DWT | #		864,046		2

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Owned Vessels (CMB.TECH)
Hydrotug	Tugboat	145	2022	Armon	Port of Antwerp-Bruges	Bareboat	2025
TUGBOAT | Total DWT | #		145		1

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Owned Vessels (CMB.TECH)
Hydroville	Ferry	15	2017	BW Seacat		Demonstration vessel
Hydrobingo*	Ferry	19	2021	Tsuneishi

FERRY | Total DWT | #		34		2
* 50% owned vessel

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Owned Vessels (CMB.TECH)
552205	CSOV	2,000	2025	Damen		Spot
552206	CSOV	2,000	2025	Damen		Spot
552207	CSOV	2,000	2025	Damen		Spot
552208	CSOV	2,000	2026	Damen		Spot
552209	CSOV	2,000	2026	Damen		Spot
CSOV | Total DWT | #		10,000		5

Vessel Name	Type	TEU (twenty foot eq.)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Owned Vessels (CMB.TECH)
CMA CGM Masai Mara	Container	6,000	2023	Yangfan	CMA CGM	Time Charter	2033
CMA CGM Zingaro	Container	6,000	2024	Yangfan	CMA CGM	Time Charter	2034
Cv5900-05	Container	6,000	2024	Yangfan	CMA CGM	Time Charter	2034
Cv5900-06	Container	6,000	2024	Yangfan	CMA CGM	Time Charter	2034
Yara Eyde	Container	1,400	2026	Yangfan	Yara Int.	Long-term Contract of affreightment
CONTAINER | Total TEU | #		25,400		5

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Owned Vessels (CMB.TECH)
Bochem Houston	Chemical	25,999	2023	Merchants	Stolt Tankers	Spot
Bochem Rotterdam	Chemical	25,000	2023	Merchants	Stolt Tankers	Spot
CMYZ0111	Chemical	25,000	2024	CMJL Dingheng	Stolt Tankers	Time Charter	2034
CMYZ0112	Chemical	25,000	2024	CMJL Dingheng	Stolt Tankers	Time Charter	2034
CMYZ0113	Chemical	25,000	2024	CMJL Dingheng	Stolt Tankers	Time Charter	2034
CMYZ0114	Chemical	25,000	2024	CMJL Dingheng	Stolt Tankers	Time Charter	2034
CMYZ0121	Chemical	25,000	2025	CMJL Dingheng
CMYZ0122	Chemical	25,000	2025	CMJL Dingheng
CHEMICAL | Total DWT | #		200,999		8

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Owned Vessels (CMB.TECH)
Mineral België	Newcastlemax	210,204	2023	Qingdao Beihai		Spot
Mineral Nederland	Newcastlemax	210,204	2023	Qingdao Beihai		Spot
Mineral France	Newcastlemax	210,000	2024	Qingdao Beihai		Spot
Mineral Luxembourg	Newcastlemax	210,197	2024	Qingdao Beihai		Spot
BC210K-31	Newcastlemax	210,000	2024	Qingdao Beihai
BC210K-32	Newcastlemax	210,000	2024	Qingdao Beihai
BC210K-33	Newcastlemax	210,000	2024	Qingdao Beihai
BC210K-34	Newcastlemax	210,000	2024	Qingdao Beihai
BC210K-37	Newcastlemax	210,000	2024	Qingdao Beihai
BC210K-38	Newcastlemax	210,000	2024	Qingdao Beihai
BC210K-47	Newcastlemax	210,000	2024	Qingdao Beihai
BC210K-43	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-44	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-45	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-48	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-49	Newcastlemax	210,000	2025	Qingdao Beihai

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
BC210K-50	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-51	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-52	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-53	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-46	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-54	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-55	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-56	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-63	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-64	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-79	Newcastlemax	210,000	2027	Qingdao Beihai
BC210K-80	Newcastlemax	210,000	2027	Qingdao Beihai
BULKER NEWCASTLEMAX | Total DWT | #		5,880,605		28

Vessel Name	Type	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Owned Vessels (CMB.TECH)
Windcat 1	CTV	2004	AF Theriault		Spot
Windcat 2	CTV	2005	AF Theriault		Short term Time Charter
Windcat 3	CTV	2005	AF Theriault		Short term Time Charter
Windcat 4	CTV	2005	AF Theriault		Spot
Windcat 10	CTV	2007	AF Theriault		Short term Time Charter
Windcat 6	CTV	2007	AF Theriault		Short term Time Charter
Windcat 7	CTV	2007	Island Boats Inc		Short term Time Charter
Windcat 11	CTV	2008	AF Theriault		Short term Time Charter
Windcat 16	CTV	2008	AF Theriault		Short term Time Charter
Windcat 19	CTV	2008	AF Theriault		Short term Time Charter
Windcat 14	CTV	2009	D&S Woudsend		Short term Time Charter
Windcat 15	CTV	2009	D&S Woudsend		Short term Time Charter
Windcat 17	CTV	2009	AF Theriault		Spot
Windcat 18	CTV	2009	AF Theriault		Spot

Vessel Name	Type	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Windcat 20	CTV	2009	D&S Woudsend		Short term Time Charter
WC Dorothea	CTV	2010	South Boats		Short term Time Charter
Windcat 21	CTV	2010	AF Theriault		Spot
Windcat 22	CTV	2010	D&S Woudsend		Short term Time Charter
Windcat 23	CTV	2010	AF Theriault		Short term Time Charter
Windcat 24	CTV	2010	D&S Woudsend		Short term Time Charter
Windcat 25	CTV	2010	D&S Woudsend		Short term Time Charter
Windcat 101	CTV	2011	Bloemsma van Bremen		Spot
Windcat 26	CTV	2011	D&S Woudsend		Short term Time Charter
Windcat 27	CTV	2011	AF Theriault		Short term Time Charter
Windcat 29	CTV	2011	AF Theriault		Short term Time Charter
Windcat 28	CTV	2012	D&S Woudsend		Spot
Windcat 30	CTV	2012	D&S Woudsend		Short term Time Charter
Windcat 31	CTV	2013	D&S Woudsend		Short term Time Charter
Windcat 32	CTV	2013	D&S Woudsend		Short term Time Charter
Windcat 33	CTV	2013	D&S Woudsend		Short term Time Charter
Windcat 34*	CTV	2013	D&S Woudsend		Short term Time Charter
Windcat 35*	CTV	2014	D&S Woudsend		Short term Time Charter
Windcat 36	CTV	2014	D&S Woudsend		Short term Time Charter
Windcat 37	CTV	2015	D&S Woudsend		Short term Time Charter
Windcat 38	CTV	2015	D&S Woudsend		Short term Time Charter
Windcat 39	CTV	2016	D&S Woudsend		Short term Time Charter
Windcat 40	CTV	2017	D&S Woudsend		Short term Time Charter
Windcat 41	CTV	2018	D&S Woudsend		Short term Time Charter
Windcat 42*	CTV	2018	D&S Woudsend		Short term Time Charter
Windcat 43*	CTV	2018	D&S Woudsend		Short term Time Charter
TSM Windcat 44*	CTV	2019	D&S Woudsend		Short term Time Charter
Windcat 45	CTV	2019	D&S Woudsend		Short term Time Charter
Windcat 46	CTV	2020	D&S Woudsend		Short term Time Charter
Windcat 47	CTV	2020	D&S Woudsend		Short term Time Charter

Vessel Name	Type	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Hydrocat 48	CTV	2021	D&S Woudsend		Short term Time Charter
TSM Windcat 49*	CTV	2021	D&S Woudsend		Short term Time Charter
TSM Windcat 52*	CTV	2022	Neptune		Short term Time Charter
TSM Windcat 53*	CTV	2022	Neptune		Short term Time Charter
TSM Windcat 54*	CTV	2022	Neptune		Short term Time Charter
Windcat 50	CTV	2022	D&S Woudsend		Short term Time Charter
Windcat 51	CTV	2022	D&S Woudsend		Short term Time Charter
Hydrocat 55	CTV	2023	D&S Woudsend		Short term Time Charter
TSM Windcat 59*	CTV	2024	Neptune		Short term Time Charter
Windcat 56*	CTV	2024	Neptune		Short term Time Charter
Windcat 57	CTV	2024	D&S Woudsend		Short term Time Charter
Windcat 58	CTV	2024	D&S Woudsend		Short term Time Charter
CTV			56
* 50% owned vessel

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Owned Vessels (CMB.TECH)
Bitumen carrier CMJL #1	Bitumen carrier	17,000	2026	Merchants
Bitumen carrier CMJL #2	Bitumen carrier	17,000	2026	Merchants
BITUMEN CARRIER | Total DWT | #		34,000		2

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Owned Vessels (CMB.TECH)
DQS-02	Bulker coaster	5,000	2026	Dung Quat
DQS-04	Bulker coaster	5,000	2026	Dung Quat
BULKER COASTER | Total DWT | #		10,000		2

(1)As used in this report, "Samsung" refers to Samsung Heavy Industries Co., Ltd, "Hyundai" refers to Hyundai Heavy Industries Co., Ltd., "Universal" refers to Universal Shipbuilding Corporation, "Hitachi" refers to Hitachi Zosen Corporation, "Daewoo" refers to Daewoo Shipbuilding and Marine Engineering S.A., "JMU" refers to Japan Marine United Corp., Ariake Shipyard, Japan, "Dalian" refers to Dalian Shipbuilding Industry Co. Ltd., "STX" refers to STX Offshore and Shipbuilding Co. Ltd., and "Hanjin" refers to Hanjin Heavy Industry Co. Ltd., "NTS" refers to New Times Shipbuilding Co., Ltd., "Okpo" refers to Daewoo Shipbuilding & Marine Engineering

(DSME) shipyard, "Damen" refers to Damen Shipyards Hai Long Bay, "Merchants" refers to China Merchants Jinling Shipyard (Weihai) Co., Ltd., "Yangfan" refers to Yanfan Group Co. Ltd., "D&S Woudsend" refers to Dok en Scheepsbouw Woudsend BV, "Qingdao Beihai" refers to CSSC Qingdao Beihai Shipbuilding Co., Ltd., "South Boats" refers to South Boats Special Projects Ltd., "Yara Int." refers to Yara International ASA, "Tsuneishi" refers to Tsuneishi Shipbuilding Co., Ltd., "DH Shipbuilding" refers to Daehan Shipbuilding Co., Ltd., "Armon" refers to , "BW Seacat" refers to Bennett-Worrallo SeaCat Ltd., "Neptune" refers to Neptune Shipyards B.V., "AF Theriault" refers to A.F. Theriault & Son Ltd., "Armon" refers to Astilleros Armon S.A., "CMJL Dingheng" refers to China Merchants Jinling Shipyard (Weihai) Co., Ltd., "Dung Quat" refers to Dung Quat Shipbuilding Industry Ltd.
(2)Assumes no exercise by the charterer of any option to extend (if applicable).
(3)Profit sharing component under time charter contracts

Employment of Our Fleet

Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector.

For the year 2024, the Euronav/CMB.Tech fleet is currently expected to have approximately 19,782 available days for hire. As of April 1, 2024, 78.6% of the Euronav fleet are expected to be available to be employed on the spot market, either directly or through the TI Pool, 12.1% are expected to be available to be employed on time charters with a profit sharing element and 9.3% are expected to be available to be employed on fixed time charters without a profit sharing element.

Spot Market

A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of April 1, 2024, we employ 16 of our vessels directly in the spot market.

Tankers International Pool

Euronav principally employs and commercially manages its VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels, or Pool Participants, to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. As of April 1, 2024, the TI Pool was comprised of 40 vessels, including 17 of Euronav's VLCCs.
By pooling its VLCCs with those of other shipowners, Euronav is able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for its vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. In 2023, TI Pool membership costs were approximately $703,64 per vessel per day (with each vessel receiving its proportional share of pool membership expenses, excluding pool credit line costs).

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

Time Charters

Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help Euronav mitigate, in part, its exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, Euronav may when the cycle matures or otherwise opportunistically employ more of its vessels under time charter contracts as the available rates for time charters improve. Euronav may also enter into time-charter contracts with profit-sharing arrangements, which it believes will enable Euronav to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of April 1, 2024, Euronav employed seven of its vessels on fixed-rate time charters.

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

Technical and Commercial Management of our Vessels

A majority of Euronav's vessels are technically managed in-house through our wholly-owned subsidiaries, Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd. Its in-house technical management services include providing technical expertise necessary for all vessel operations, supervising the maintenance, upkeep and general efficiency of vessels, arranging and supervising newbuilding construction, drydocking, repairs and alterations, and developing, implementing, certifying and maintaining a safety management system.
In addition to Euronav's in-house fully integrated technical management, Euronav utilizes the services of experienced third party managers. The independent technical managers typically have specific teams dedicated to Euronav's vessels and are supervised by an experienced in-house oversight team. Euronav currently contracts Northern Marine Management Limited (part of Northern Marine Group) and Anglo Eastern group of companies (through some of their wholly-owned subsidiaries) The services provided by Euronav's third party technical management are very similar to Euronav's own technical management and involves part or all of the day-to-day management of vessels.
Euronav's VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, excluding voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2023, Euronav paid an aggregate of $9.7 million for the commercial management of Euronav's vessels operating in the TI Pool

Euronav's Suezmax vessels trading in the spot market are commercially managed by Euronav (UK) Agencies Ltd., our London commercial department. Commercial management services include securing employment for Euronav's vessels.
Euronav's time chartered vessels are managed by Euronav's operations department based in Antwerp.

Competition

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. We compete with other tanker owners, including major oil companies as well as independent tanker companies.

Competition arises primarily from other tanker owners and operators, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage.

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

In 2013, the IMO's Marine Environmental Protection Committee (MEPC) adopted a resolution amending MARPOL Annex I Condition Assessment Scheme (CAS). These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers (ESP Code) which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. All of the Euronav vessels are currently compliant in all material respects with these regulations.

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

Sulfur content standards are even stricter within certain "Emission Control Areas", or ECAs. As of January 1, 2015, vessels operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, Hawaii Area, and United States Caribbean area. In addition, several Chinese ports have established a similar system. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency "EPA", or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution, or the Barcelona Convention, agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic Waters and the North-East Atlantic Ocean.

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

MARPOL made mandatory certain measures relating to energy efficiency for vessels. All vessels are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMP), and new vessels must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (EEDI). Under these measures, by 2025, all new vessels built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI's "phase 3" requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

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

MEPC 78 made progress with the discussions around the revision of the Initial IMO GHG Strategy. The revision takes into account the commitment to strengthen the levels of ambition of the Initial Strategy and the needs of developing States, in particular small island developing States (SIDS) and least developed countries (LDCs). The MEPC adopted guidelines to support the implementation of the short-term measure to reduce ships' carbon intensity in accordance with the timelines set out in the Initial IMO GHG Strategy. The MEPC also approved draft amendments to appendix IX of MARPOL Annex VI on the reporting of EEXI and CII values to the IMO Data Collection System (DCS). Regarding the so-called "basket of candidate mid-term measures" the MEPC integrated various technical elements (for example, a GHG fuel standard and/or enhancement of IMO's carbon intensity measures) and carbon pricing elements (for example, a market-based measure). The MEPC agreed to designate the entire Mediterranean Sea as an emission control area, meaning that ships will - from 2025 - have to comply with more stringent controls on sulfur oxide emissions. In a SOx-ECA, the limit for sulfur in fuel oil used on board ships is 0.10% m/m, while outside these areas the limit is 0.50% m/m. Proposed amendments to MARPOL Annex VI were also approved, with a view to adoption at MEPC 79, which will designate the Mediterranean Sea, as a whole, as an Emission Control Area for Sulphur Oxides (Sox-ECA) and particulate matter. The amendment could enter into force in mid-2024, with the new limit taking effect from 2025.

MEPC 79 approved an extension of the Unified Interpretation of Regulation 18.3 of MARPOL Annex VI related to Nox emissions when using biofuels, that it should also be applicable for fuels with a synthetic fuel content of up to 30%.

MEPC 80 approved draft amendments to MARPOL Annex VI regarding the revision of the IMO ship fuel oil consumption Data Collection System (DCS). The ISWG-GHG 14 session in March 2023 had discussed relevant proposals, noting broad support within the Group for the inclusion of data on transport work and on enhanced level of granularity of reported data in the DCS. The draft amendments relate to MARPOL Annex VI Appendix IX on "Information to be submitted to the IMO Ship Fuel Oil Consumption Database" (relating to regulation 27), relating to reporting of data on cargo carried. MEPC 80 also approved the review plan of the CII regulations and guidelines, which must be completed at the latest by January 1, 2026.

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

The ISM Code requires that vessel operators obtain a safety management certificate (SMC) for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance (DOC), issued by, or on behalf of, each flag state, under the ISM Code. We have obtained applicable documents of compliance for our ship management offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

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

In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System ("GMDSS"), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM Convention) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires vessels to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all vessels to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Vessels over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. We currently have 4 vessels that do not comply with the updated guideline which we expect will be retrofitted at the occasion of their first next dry dock

Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines. As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

MEPC 80 approved the Convention Review Plan (CRP) under the experience‑building phase associated with the BWM Convention, including the list of priority issues to be considered in the convention review stage. This will guide the comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. The CRP, which will be disseminated as a BWM.2 circular, envisages that the amendments developed during this comprehensive process could be adopted at MEPC 85 in Autumn 2026. MEPC 80 adopted amendments to appendix II of the Annex to the BWM Convention (Form of Ballast Water Record Book). They are expected to enter into force on 1 February 2025. MEPC 80 also discussed a number of matters relating to the implementation of the BWM Convention: (i) approved a BWM.2 circular on Guidance on matters relating to ballast water record-keeping and reporting; (ii) adopted an MEPC resolution on Amendments to the Guidelines for ballast water management and development of Ballast Water Management Plans (G4); (iii) adopted an MEPC resolution on Amendments to the Guidelines for ballast water exchange (G6); (iv) adopted an MEPC resolution on Guidance for the use of electronic record books under the BWM Convention; (v) approved draft amendments to regulations A-1 and B-2 of the BWM Convention concerning the use of electronic record books under the Convention and instructed the Secretariat to circulate the amendments with a view to adoption by MEPC 81; (vi) approved a Protocol for verification of ballast water compliance monitoring devices; (vii) approved a unified interpretation to the form of the International Ballast Water Management Certificate (IBWMC) and regulations B-3.5 and B-3.10 of the BWM Convention; and (viii) granted Final Approval to two ballast water management systems which make use of Active Substances, granted Basic Approval to one, and extended the Final Approval of another for use in fresh water.

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

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (CLC). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the vessel owner's actual fault and under the 1992 Protocol where the spill is caused by the vessel owner's intentional or reckless act or omission where the vessel owner knew pollution damage would probably result. The CLC requires vessels over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (Bunker Convention) to impose strict liability on vessel owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of vessels over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in vessel's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023. The MEPC adopted revised guidelines to support implementation of the AFS Convention, following the adoption, in 2021, of amendments to include controls on the biocide cybutryne.

MEPC 80 adopted the revised Guidelines for the control and management of ship biofouling to minimize the transfer of invasive aquatic species (Biofouling Guidelines), following a comprehensive review of the Guidelines. The 2023 Guidelines expand on and update the previous version, with a view to strengthening it and increasing its uptake.

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

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (OPA) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,000 (previous limit was $2,300 gross ton or $19,943,400). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement's (BSEE) revised Production Safety Systems Rule (PSSR), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorneys general from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases "lies solely with Congress." In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration's moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company complies and intends to comply going forward with all applicable state regulations in the ports where the Company's vessels call.

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

The U.S. Clean Water Act (CWA) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" (WOTUS), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (NWPR) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. On August 2023 the EPA and the Department of the Army issued the final WOTUS rule that largely reinstated the pre-2015 definition and applied the Sackett ruling.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA, which was signed into law on December 4, 2018 and replaces the VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (NISA), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA's promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (NOI) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The Clean Shipping Act of 2023 (HR 4024) introduced on June 12, 2023 has been referred to the House Committee on Energy and Commerce. The bill seeks to amend the Clean Air Act to establish standards to limit the carbon intensity standards for marine fuels that would become more stringent over time. The baseline is defined as the average carbon intensity of the fuel used by certain vessels and voyages. These requirements would be implemented through an EPA regulatory project with a final rule required by January 1, 2026. No additional action via the House Committee has been scheduled yet. In addition, the International Maritime Pollution Accountability Act (S 1920) introduced on June 8, 2023 would impose a pollution fee of $150 per ton of carbon emissions from fuel used on the inbound transit of vessels calling at US ports. Additional fees would apply for nitrogen oxide, sulphur dioxide and particulate matter. Revenues would be earmarked to modernize the US Jones Act fleet and electrifying shipbuilding and other programs to reduce emissions from marine sources. This bill has been referred to the Senate Committee on Environment and Public Works.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk vessels, as determined by type, age, and flag as well as the number of times the vessel has been detained. The European Union also adopted and extended a ban on substandard vessels and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by vessels at berth in the Baltic, the North Sea and the English Channel (the "SOx-Emission Control Area"). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market, or the EU Emissions Trading System ("EU ETS"). This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU's "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from vessels was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from vessels. The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from vessels through implementation of further phases of the EEDI for new vessels; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The MEPC 80 session adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, with enhanced targets to tackle harmful emissions. The revised 2023 IMO GHG Strategy includes an enhanced common ambition to reach net-zero GHG -emissions from international shipping close to 2050, a commitment to ensure an uptake of alternative zero and near-zero GHG fuels by 2030, as well as indicative check-points for 2030 and 2040.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020. Starting in January 2018, large vessels over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its "Fit-for-55" legislation package . As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union's carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the former U.S. President Trump signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. In 2023, EPA announced a final rule that will sharply reduce methane and other harmful air pollutants from the oil and natural gas industry, including from hundreds of thousands of existing sources nationwide, promote the use of cutting-edge methane detection technologies, and deliver significant economic and public health benefits. If these new regulations are finalized, they could affect our operations.

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

International labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 (MLC 2006), which has been amended in 2018 A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all vessels above 500 gross tons in international trade. MLC is often called the "fourth pillar" of International maritime regulatory regime, because it stands beside the key IMO Conventions (SOLAS, MARPOL & STCW) that support quality shipping and held to eliminate substandard shipping. The MLC requires that vessel operators obtain an MLC Compliance certificate for each vessel they operate. All our vessels are in full compliance with and are certified to meet MLC 2006.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (ISPS Code). The ISPS Code is designed to enhance the security of ports and vessels against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (ISSC) from a recognized security organization approved by the vessel's flag state.

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
•Ship identification number to be permanently marked on a vessel's hull;
•A continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
•Compliance with flag state security certification requirements.

Vessels operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers, among other vessels, constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an "extensive Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Currently, all of our vessels are ISM Code-certified and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and will certify that such vessel complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.

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

In general, during the above surveys if any defects are found, the classification surveyor will require immediate repairs or issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies, or the IACS. All our

vessels are certified as being "in-class" by Lloyds Register or DNV who are both members of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to, amongst others, political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon vessel owners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We procure hull and machinery insurance (both for hull and I.V.), protection and indemnity insurance, which includes cover for environmental damage and pollution insurance. We also procure war and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel.

Marine and War Risks Insurance

We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss. As of the date of this annual report, nil deductible applies under the war risks insurance. We have a separate worldwide cover for piracy incidents and related ransom claims.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury, sickness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations (clubs).

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US $10 million up to, currently, approximately US $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Application of global Environmental and other regulations

FuelEU Maritime sets a limit on the overall lifecycle GHG intensity of fuels used in 2020 as a reference and start taking effect in 2025. It also introduces a mandate for using Onshore Power Supply for two ship types, i.e. passenger ships and container ships. The geographical scope covers energy used at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The proposed Regulation introduces a pooling mechanism for companies in order to meet the carbon intensity target as well as EU harmonized penalties for missing the targets. It also introduced an additional MRV system as well as a methodology of life cycle analysis of fuels. A key concern about these proposals is the complexity it would introduce for both users and suppliers of marine energy in order to prove and certify the full well to wake GHG lifecycle emissions of alternative non-fossil fuels. Certifying the real Well-to-Tank GHG emissions and the production pathway could be very complex, as it is quite likely that new alternative fuels similar to that of today's oil-based fuels – will be blends of components from different producers and production method.

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

In this respect in terms of disclosure we report in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board (SASB). The SASB standard allows us to identify, manage and report on material sustainability or ESG topics with industry specific performance metrics, based on SASB's internationally recognized indicators and related definitions, scope and calculations. Additionally, we have incorporated the principles of the UN Sustainability Development Goals where applicable.

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

Our ESG Performance

We are committed to ESG-related measurements and have been embracing ESG as a set of principles by which the Company wants to operate. We want to preserve not only the ocean, but also the environment and society in which we operate.

Our sustainability policy aligns with UN Sustainable Developments goals (SDGs) of a "shared blueprint for peace and prosperity for people and the planet, now and into the future". We are proud to be engaged with the SDGs and believe we can actively support ten of the 17 SDGs: Good Health and Well-being (SDG - 3), Gender Equality (SDG - 5), Clean Water and Sanitation (SDG - 6), Affordable and Clean Energy (SDG - 7), Decent Work and Economic Growth (SDG - 8), Industry, Innovation and Infrastructure (SDG - 9), Responsible Consumption and Production (SDG - 12), Climate Action (SDG - 13), Life Below Water (SDG - 14), and Partnerships for the Goals (SDG - 17).

We worked together with key stakeholders to build our 2022 materiality assessment. External stakeholders, including banks, and internal stakeholders, our management team, have provided their ESG expectations to be prioritized during 2022 and beyond. In the first quarter of 2024, we started with a double materiality assessment as required by the European Union Corporate Sustainability Reporting Directive. We have already established a strong governance framework to implement a decarbonisation strategy, and our internal business platforms have demonstrated a strong and tested foundation to drive growth.

Environmental
We continuously challenge ourselves in a highly volatile environment. Moreover, we comply with all applicable environmental regulations and industry's best practices, and we strive to: a) map, b) measure, c) understand, d) disclose and e) mitigate our impact both on ambient and marine environment.

•In May 2022, we disclosed our decarbonization strategy with the ambition of reaching net-zero emissions for our vessels by 2050.

•Our decarbonization strategy and operational milestones help ensure that we achieve our 2030, 2040 and 2050 targets.

•We have established a dedicated fuel procurement and management team to ensure compliant Very Low Sulfur Fuel Oil (VLSFO) fuel is managed effectively and complies with IMO regulations to reduce SOX emissions by 85%.

•We have an ongoing retrofitting program across our entire fleet to comply with the IMO's Ballast Water Management Convention, Carbon Intensity Index (CII) and Energy-Efficiency Design Index (EEDI) requirements.
•Despite the heightend standards in 2023, we maintained a "B" performance rating from the Carbon Disclosure Project, which highlights our ongoing transparency and engagement for climate change.

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

•We participate in two EU-funded projects structured to promote zero-emission waterborne transport, digital transformation, and wind propulsion.

•We joined the EU Waterborne Technology Platform, an EU research and development alliance.

•We engaged with the Great Whale Conservancy and the Whales Guardian program with the intent to mitigate whale strikes in sensitive marine ecosystems. We instructed our crew members to follow specific navigation routes when entering whale habitats.

•In 2023, Euronav decided to engage with one of the known Classification Societies which is providing consulting and engineering support to develop Euronav's fleet transition plan. The outcome of that exercise is detailing the requirements for individual vessels to comply with Euronav's 2050 NetZero ambition, IMO's intermediate check-points in 2030 and 2040, to be in compliance with the Poseidon Principles V4 minus 2%, and to ensure annual CII level of A/B/C. By defining both the operational measures, CaPex investment required, the impact on the OpEx, and the additional FuelEx (cfr. Biofuels), Euronav is now able to respond to the key questions "what measures do we need to invest in" and "how much is our decarbonisation strategy expected to cost?".

Social
•We focus on continuously improving our operational excellence and social impact on health, safety and wellbeing of employees, both on shore and at sea.

•We joined All Aboard Alliance, which is a platform for sharing knowledge and best practices regarding the promotion of equity, diversity and inclusiveness in the shipping sector.

•The health, safety and well-being of our people at sea and on shore is our top priority. We are a signatory to the Neptune Declaration on Seafarer Wellbeing, which promotes the health and safety of seafarers.

•Our Euronav Hellas Ship Management has been contributing to a cross-industry study to ensure that shipping's response to the climate emergency puts seafarers at the heart of the solution, supported by the Maritime Just Transition principles.

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

•Nationality diversity is substantiated by the 35 different nationalities at sea and 18 different nationalities on shore.

•Our community investment activities focus on, but are not limited to, supporting vulnerable groups and youth education.

Governance

•We endeavor to apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.

•The Company is governed by a diverse and experienced Supervisory Board.

•Established in 2019, Euronav is the only crude tanker company to have a dedicated committee comprising Supervisory and Management Board members as part of the Sustainability Committee. The role of this Sustainability Committee is to oversee Euronav's management of and strategy toward sustainability and climate change.

•Euronav approaches each financing opportunity through a 'sustainable lens', together with its syndicate of partner banks that share the same values. At the end of 2023, 18% of Euronav's commercial bank financing commitments had a sustainability-liked component into it.

•We have a transparent Code of Business Conduct and Ethics, Anti-Corruption Policy and Whistleblower Protection Policy in place.

~~•~~We implement robust risk management and strong internal controls.

Our Decarbonization Strategy

We aim to lead the crude tanker and the shipping industry's efforts to reduce greenhouse gas (GHG) emissions and comply with any set of regulations that we are liable to either globally or regionally. We intend to lead by example through the engagement with coalitions and broader industry collaboration with participants that aim to decarbonize the industry. We are focused on reducing emissions progressively going forward with yearly milestone targets in the short term and strategic commitments in the long-term.

Key drivers of our decarbonization strategy include:

•Continuing to lead by example by being transparent on reporting on our Scope 1, 2, and 3 GHG emissions.

•Improving the energy efficiency of our existing fleet by applying innovative technologies and reducing fuel consumption, leading to the fourth consecutive time scoring (A) under the 'Emission Reduction Initiatives' field of the Carbon Disclosure Project (CDP).

•Conducting analyses on the energy transition and potential fuel pathways to shipping decarbonization. We support the energy transition by participating in research and development for new zero-emission technologies and alternative fuels.

•Activating operational measures where possible set forth by our people on board.

•Developing partnerships and participating in cross-industry alliances which aim at shipping decarbonization.

•Partnering with research and development EU zero-emission shipping alliances to support development of future research agendas in the decarbonization of the waterborne transport sector.

•Implementing a fleet rejuvenation policy with the view to introduce a new and eco-efficient ship design aimed to reduce fuel consumption due to technology advancement.

Our ambition is to achieve decarbonization of shipping operations by 2050. We have committed to net-zero emission by 2050, acknowledging the high degree of uncertainty regarding the energy transition. We aim to align with the IMO's emission reduction trajectories by 2030. We have and will continue to take various steps to reduce our carbon footprint and improve the environment, including, but not limited to, investments made to our fleet. Specifically, we have:

•Divested of certain older, less fuel-efficient vessels and replaced them with modern, more fuel-efficient vessels with lower fuel consumption in order to reduce our fleet's GHG emissions.

•Installed ballast water treatment systems on all our vessels in our current fleet.

•Engaged in investments designed to improve operational performance and reduce emissions.

•New building order of VLCC tonnage powered by dual fuel ammonia engines (ready).

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

See section "Item 4 D. Property, Plants and Equipment" for a more detailed overview on our office and warehouse footprint.

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

Our subsidiaries are incorporated under the laws of Belgium, Cyprus, France, Guernsey, Hong Kong, Ireland, Liberia, Luxembourg, Marshall Islands, Namibia, the Netherlands, Singapore and the United Kingdom.
Please see Exhibit 8.1 to this annual report for a list of our subsidiaries and joint ventures.

D.          Property, Plants and Equipment

For a description of our fleet, please see "Item 4. Information on the Company—B. Business Overview—Our Fleet."

We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place for such use as of January 1, 2024:

•Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $279,240.

•Greece, located at 31-33 Athinon Avenue, Athens, Greece 10447, for a yearly rent of $438,699.

•France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a yearly rent of $28,790.

•United Kingdom, London, located at 10 Bressenden Place, Verde, London SW1E 5DH, for a yearly rent of $47,799.

•Singapore, located at 79 Anson Road, #23-06 Singapore (079906), for a yearly rent of $136,142.

•Hong Kong, located at Room 2503-05 25th Floor Harcourt House 39 Gloucester Road Wanchai Hong Kong, for a yearly rent of $35,398.

•United States of America, located at 299 Park Avenue, New York, for a yearly rent of $2,241,314. We sublease this office space to third parties and received a total yearly rent of $1,689,180. This lease expires in September 2025

•Switzerland, located at Place Bourg de Four #4, Geneva 1204 for a yearly rent of $31,126.

Certain entities within the CMB.TECH Group lease office and/or warehouse space, and have the following lease in place as of January 1, 2024:

•Belgium, located at De Gerlachekaai 20, Antwerp, Belgium for a yearly rent of $76,437

•Belgium, located at Mexicostraat 9, Antwerp, Belgium for a yearly rent of $34,741

•Belgium, located at Benzineweg 1, Antwerp, Belgium for a yearly rent of $72,930
•
•Netherlands, located at Loggerstraat 25, Ijmuiden, Netherlands for a yearly rent of $60,775

•Netherlands, located at Trawlerkade 104/104A/106, Ijmuiden, Netherlands for a yearly rent of $110,765

•United Kingdom, located at Lowestoft Haven Marina School Road, Lowestoft, United Kingdom for a yearly rent of $45,825

•United Kingdom, located at Old Court Buildings Whapload Road, Lowestoft, United Kingdom for a yearly rent of $80,737

•United Kingdom, located at Units 1-3, Lowestoft Enterprise Park School Road, Lowestoft, United Kingdom for a yearly rent of $41,507

•United Kingdom, located at Unit 16, Wavenay Market West, Lowestoft, United Kingdom for a yearly rent of $17,001

•United Kingdom, located at Unit 7, Quayside Business Centre School Road, Lowestoft, United Kingdom for a yearly rent of $11,167

•United Kingdom, located at Units A & B, Prospect Way Wash Road, Brentwood, United Kingdom for a yearly rent of $135,537

•Belgium, located at Mexicostraat Kaai 42A, Antwerp, Belgium for a yearly rent of $29,096

•Namibia, located at Portion 8 of Farm 58, Walvis Bay, Namibia for a yearly rent of $78,201

ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following management's discussion and analysis of the results of our operations and financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information—D. Risk Factors" and elsewhere in this report.

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2022, compared to the year ended December 31, 2021" contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 12, 2023 and incorporated by reference herein.

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
•Impairment losses on vessels;
•Administrative expenses;
•Potential liabilities arising from pending or future claims;
•Acts of piracy or terrorism;
•Depreciation, scrap value and the impact of steel prices;
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
•The International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM) which will be applicable;
•EU embargo on Russian oil;
•Introduction of carbon emission tax regimes , such as the inclusion of shipping in the EU Emissions trading scheme
•Acts of war disturbing normal business operations; and
•Changes in tax regimes in certain jurisdictions.

Russian trade

The Russian invasion of Ukraine in 2022 has had significant impact on the way oil trades across the world. Many EU and G7 nations have sanctioned Russian oil, which sanctions have since become more formalized with the EU ban on Russian crude imports in December 2022. Russian crude oil that was previously sold to geographically close customers in Europe now trades in India, China and to a lesser extent Turkey, meaning Russia has felt very little impact on its crude exports to date, despite losing approximately 1.8 million barrels per day in the European export market. As the effect of re-routing Russian barrels now is over, we would expect the next leg of crude oil demand growth to benefit.

The EU ban also prohibits shipowners with European linked insurance coverage to carry Russian oil. Recent sale and purchase activity suggests that a "dark fleet" is developing to cover Russian business and that the size of the fleet will be large enough to avoid vessels supply setbacks. It is expected that any vessel carrying Russian oil will act as a dedicated

Russian vessel. Traders and oil majors are increasingly adding clauses to charter parties that forbids Russian oil in a vessel's cargo history.

Owners that do engage in the trading of Russian oil are incentivized by higher freight rates. While the Russian oil trade is likely to increasingly trade on dedicated ships, these ships will in effect exit the mainstream fleet. At the same time the trade routes into and out of Russian ports will disappear from the mainstream tanker business.

As we expect most of the Russian crude oil will continue to be sold to India and China we have seen an increase of oil loaded on board, as opposed to when the oil was shipped to Europe. Vessel owners engaging in this business will be unable to triangulate, which will increase the average ballast time and employ more tonnage to move the same volume of cargo. The additional tonne-miles on the Russian trade will tighten fleet supply across the tanker space and benefit the international spot fleet.

The crude tanker segments involved directly in the loading oil in Russia are the Aframaxes and the Suezmaxes. Since the commencement of the EU ban on December 5, 2022, industry participants have reported smaller ship-to-ship transfer parcels of VLCCs to take the sanctioned oil to further away customers in larger vessels.

Red Sea conflict

Recent attacks by Houthi rebels targeting merchant ships transiting the Red Sea has caused an increasing number of shipowners and charterers to avoid the Bab-el-Mandeb strait. Last year, nearly 10% of global seaborne crude oil transited this strait (, of which 52% was Russian crude). Even when assuming that Russian oil transiting the Red sea will be less affected, but that all other oil will divert around the Cape of Good Hope, this would result in a significant increase in ton-miles which would have a positive effect on freight rates. There are however some mitigating factors, such as Suezmax cargoes that will be co-loaded on VLCC's and changes in oil trading patterns caused by the Red Sea disruption. It is still too early to tell how severe and long-lasting this will be and secondly, there are still a number of owners who will transit the Red Sea (at a premium).

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global price pressures in the wake of the war in Ukraine and the Israeli-Palestinian conflict, driving up energy prices and commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries are keeping elevated interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

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

Capitalized voyage expenses are amortized ratably between load port and discharge port

Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. The Management Board will, however, analyze each contract before deciding on its accounting treatment between operating lease and finance lease. We do not recognize time charter revenues during periods that vessels are off-hire.

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

The Company and its subsidiaries (the "Group") reviewed the residual value of its vessels, an accounting estimate, in accordance with the accounting policy. The Group considered its continued focus on sustainability, recent trends of the steel industry and the direction of the industry moving forward. Specifically, Euronav considered the steel industry's commitment to be carbon neutral in 2050 and the impact of this on scrap steel.

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

The Group performed a review of the Internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that there were no indications that vessels might be impaired as of December 31, 2023.

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

The Group performed this review of the internal as well as external indicators of impairment to consider whether further testing was necessary, and determined that no value-in-use computation was necessary as of December 31, 2023. Such computation will be implemented in future periods when events and changes in circumstances indicate that an impairment might exist and the carrying amount of the assets might not be recovered.

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

Our Fleet—Vessel Carrying Values

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines prior to 2018 in many vessel classes and a recovery since then. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment indicator analysis and, if applicable, the impairment analysis discussed above, we have concluded that for the years ended December 31, 2023 and 2022, no impairment was required.

The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2023 and December 31, 2022. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment".

We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lifetime for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values (for Vessels or for the CGU as appropriate and defined in the Critical Accounting Policies- Vessel Impairment). For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel, if an agreement has been reached for such a sale, or an estimate of basic market value if an agreement for sale has not been reached as of the date of this annual report.

			(In thousands of USD)
Vessel Type	Numbers of Vessels at December 31, 2023	Numbers of Vessels at December 31, 2022	Carrying Value at December 31, 2023	Carrying Value at December 31, 2022
VLCC (includes V PLUS (1))	16	39	712,107	2,229,373
Suezmax (2)	21	19	720,706	615,982
FSO (3)	2	2	196,758	212,579
Vessels held for sale	14	1	870,844	18,459
Total	53	61	2,500,415	3,076,393
(1)As per December 31, 2023, there were no VLCC owned vessels (December 31, 2022: one) that had a carrying value which exceeded the individual market value. As per December 31, 2022 this one vessel had a carrying value of $79.1 million, which exceeded the market value by approximately $3.6 million.

(2)As per December 31, 2023, no Suezmax owned vessels (December 31, 2022: zero) had carrying values which exceeded their individual market values.
(3)As per December 31, 2023, two Floating Storage and Offshore Units (FSO Asia and FSO Africa), are fully owned by the Company.
The table above only takes into account the fleet that is 100% owned by Euronav and does not take into account the right-of-use assets (the VLCC Newton) and the vessels under construction.

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

Immediately before classification as held for sale, the vessels are remeasured in accordance with our accounting policies. Thereafter the vessels are measured at the lower of their carrying amount and fair value less cost of disposal. No impairment losses were recognized on the vessels held for sale.

Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss. Vessels classified as held for sale are no longer depreciated.

On October 9, 2023, the Company announced the agreement of two reference shareholders CMB NV ("CMB") and Frontline plc/Famatown Finance Ltd ("Frontline") on a transaction involving multiple interdependent agreements. Part of the agreement included the sale of 24 VLCC tankers from the Euronav fleet for a total of $2.35 billion. A total of 11 VLCC tankers have been delivered before December 31, 2023. 13 VLCC tankers, that were part of the fleet sale to Frontline, have been booked as an asset held for sale (Alice, Anne, Aquitaine, Dominica, Desirade, Alboran, Aral, Andaman, Hatteras, Delos, Doris, Derius and Camus) for a total carrying value of $862.6 million. The net gain on this transaction amounts approximately $372.7 million and will be recorded in the first quarter of 2024.
On November 8, 2023, the Company sold the ULCC Oceania (2003 - 441,561 dwt), for $43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying value of $8.3 million. The vessel was delivered to her new owner on January 15, 2024. Taking into account the sales commission, the net gain on this vessel amounts to $34.8 million and will be recorded in the consolidated statement of profit or loss in the first quarter of 2024.
Euronav announced a new chapter in the evolution of the FAST platform. In a strategic move to enhance capabilities and ensure continued growth, Euronav is transferring the FAST platform to ZeroNorth. The sale price (included in the segment "Corporate") amounts to $2.0 million. The net capital gain amounts to $1.0 million. Closing of the deal and official transfer date is on April 1, 2024.

Fleet Development
The following table summarizes the development of our fleet as of the dates presented below1:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
VLCC
At start of period	40.0	46.0	43.0
Acquisitions	6.0	2.0	4.0
Disposals	(12.0)	(8.0)	(1.0)
Chartered-in		—	—
At end of period	34.0	40.0	46.0
Newbuildings on order	3.0	3.0	3.0
SUEZMAX
At start of period	22.0	24.5	25.5
Acquisitions	1.0	2.0	—
Disposals	(1.0)	(4.5)	(1.0)
Chartered in		—	—
At end of period	22.0	22.0	24.5
Newbuildings on order	2.0	5.0	5.0
FSO
At start of period	2.0	1.0	1.0
Acquisitions	—	1.0	—
Disposals	—	—	—
Chartered in	—	—	—
At end of period	2.0	2.0	1.0
Newbuildings on order	—	—	—
Total fleet
At start of period	64.0	71.5	69.5
Acquisitions	7.0	5.0	4.0
Disposals	(13.0)	(12.5)	(2.0)
Chartered in	—	—	—
At end of period	58.0	64.0	71.5
Newbuildings on order	5.0	8.0	8.0

Vessel Acquisitions and Charter-in Agreements

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

On February 10, 2021, we entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts. Completing construction at the Daehan Shipyard in South Korea, these modern vessels were acquired for an en-bloc price of $113.0 million. Both vessels were delivered in January 2022. The vessels were the latest generation of Suezmax Eco-type tankers. They have been fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment
1 This table includes the vessels and the FSOs that we owned through joint venture entities as per December 31, 2023, December 31, 2022 and December 31, 2021, which we recognized in our income statement using the equity method, valued at our respective share of economic interest. This table does not include vessels that have been acquired but not yet delivered. Furthermore, the table also includes charter-in agreements.

systems. The vessels have the structural notation to be LNG Ready. Euronav is working closely with the shipyard to also have the structural notation to be Ammonia Ready. This provides the option to switch to other fuels at a later stage.

On April 22, 2021, we announced that we had entered into an agreement with the Hyundai Samho yard for two VLCC newbuilding contracts. In addition to being significantly more fuel efficient compared to the vessels they will replace, the newbuildings will also be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment Systems. The Group took delivery of the first two VLCCs, Cassius (2023 - 299,158 dwt) and Camus (2023 - 299,158 dwt) in the first quarter of 2023. The third VLCC, Clovis (2023 - 299,158 dwt), was delivered on May 30, 2023.

In July 2021, we announced that we entered into new contracts for the building of three Suezmaxes The three firm Suezmaxes were contracted for a total cost of $199.2 million ($66.4 million each). The first vessel, Brugge (2023 - 156,851 dwt) was delivered on July 7, 2023. The Suezmax Brest (2023 - 156,851 dwt) has been delivered on October 26, 2023. On February 6, 2024, Euronav took delivery of the third newbuild Suezmax Bristol (2024 - 156,851 dwt).

On January 7, 2022, we took delivery of the Suezmax Cedar (2022 - 157,310 dwt) and on January 20, 2022, we took delivery of the Suezmax Cypress (2022 - 157,310 dwt) for an aggregate amount of $118.0 million. Both vessels were constructed at Daehan Shipbuilding (DHSC) in South Korea.

On April 29, 2022, we announced the purchase of two eco-VLCCs, the Chelsea (renamed Dalis) (2020 – 299,995 dwt) and the Ghillie (renamed Derius) (2019 – 297,750 dwt), for $179 million in total in cash. They are sisters of our D-class vessels Delos, (2021 – 300,200 dwt), Diodorus (2021 – 300,200 dwt), Doris (2021 – 300,200 dwt) and Dickens (2021 – 299,550 dwt). These vessels were all built in Korea at Daewoo Shipbuilding & Marine Engineering, are fitted with scrubbers and are the latest generation of ecotype VLCC's. The vessels entered the fleet under their new names.

On June 7, 2022, we announced that we acquired the remaining 50% in TI Asia and TI Africa, the full owner of the FSO platform as previously held in its 50-50 joint venture with International Seaways, Inc. (INSW).

On October 24, 2022, we announced that we entered into an agreement with Daehan Shipbuilding Co. Ltd. for two Suezmax newbuilding contracts. The vessels will be sister ships to Cedar (2022 -157,310 dwt) and Cypress (2022 – 157,310 dwt), built at the same yard. Both vessels are scheduled for delivery in the third quarter of 2024.

On January 11, 2023, we took delivery of the VLCC Cassius (2023 - 299,158 dwt) and on February 28, 2023, we took delivery of the VLCC Camus (2023 - 299,158 dwt) both constructed at Hyundai Samho Heavy Industries (HSHI) in South Korea.

On December 24, 2019, we entered into a sale and leaseback agreement for the VLCC Nautica (2008 - 307,284 dwt) with Taiping and Sinopec TJ4 Shipping Leasing Co. We have leased back the vessel under a bareboat contract. At the end of the bareboat contract, on April 3, 2023, the vessel was purchased and delivered to Euronav Luxembourg.

On May 30, 2023, we took delivery of the VLCC Clovis (2023 - 299,158 dwt) and on July 11, 2023, we took delivery of the VLCC Brugge (2023 - 299,158 dwt) both constructed at Hyundai Samho Heavy Industries (HSHI) in South Korea.

On August 16, 2023, we announced the purchase of one VLCC newbuilding including the option for a second VLCC new build to be lifted in the coming two months. The purchase will cost $112.2 million with highly favourable payment terms and schedule. The vessel is expected to be delivered in the third quarter of2026.

On September 7, 2023, we announced we concluded a two-year time charter with a blue chip partner for the VLCC Donoussa (2016 dwt – 299.999). This contract started immediately and will generate approximately $24 million in cash over the duration of the contract.

On December 30, 2019, we entered into a sale and saleback agreement for the VLCC Nectar (2008 - 307,284 dwt) with Taiping & Sinopec Financial Leasing Ltd Co. We have leased back the vessel under a bareboat contract. At the end of the bareboat contract, on September 27, 2023, the vessel was purchased and delivered to Euronav Luxembourg.

On October 12, 2023, we announced we exercised the option for a second VLCC newbuild. The purchase will cost $112.2 million with highly favourable payment terms and schedule. The vessel is expected to be delivered in the third quarter of 2026.

On October 26, 2023, we took delivery of the Suezmax Brest (2023 - 156,851 dwt).

On December 7, 2023, we announced we exercised the option for one more VLCC at Qingdao Beihai (China) and ordered two Suezmaxes at Daehan Shipbuilding (South Korea). The vessel is expected to be delivered in the fourth quarter of 2026 and will be ready to be powered by a dual-fuel diesel-ammonia engine. Furthermore, Euronav has concluded two newbuilding ice classed Suezmax orders at Daehan Shipbuilding. These two new ships have been long term time chartered to Valero. Delivery of these vessels is expected in April/May 2026 when each of the time charter contracts will begin.

Vessel Sales and Redeliveries

On February 22, 2021, we entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284) with Taiping & Sinopec Financial Leasing Ltd Co. The vessel was sold for a net sale price of $35.4 million. The Company recorded a capital gain of $1.2 million in the first quarter of 2021 upon delivery to their new owners on February 22, 2021. We have leased back the vessel under a 36-months bareboat contract at an average rate of $22,500 per day. During the fourth quarter of 2023, the Company has exercised the purchase option for an amount of $30.0 million. The vessel has been delivered on January 22, 2024.

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

On June 13, 2022, we announced that we sold our two eldest Suezmax vessels: the Cap Pierre (2004 - 159,048 dwt) and the Cap Leon (2003 - 159,048 dwt). The combined capital gain realized on these sales amounted to $18.4 million.

On October 17, 2022, Euronav announced that we sold the ULCC (Ultra Large Crude Carrier) Europe (2002 – 441,561 dwt). The vessel was debt free and the sale generated a capital gain of $34.7 million.

On October 19, 2022, we announced that we sold the Suezmax Cap Philippe (2006 – 158,920 dwt), generating a capital gain of $12.9 million. The vessel was debt free.

On November 10, 2022, we announced that we sold the Suezmax Cap Guillaume (2006 - 158,889 dwt). The vessel was debt free and the sale generated a capital gain of $14.6 million.

On February 21, 2023, we announced that we sold the Suezmax Cap Charles (2006 - 158,881 dwt). The vessel was debt free and the sale generated a capital gain of $22.1 million.

On July 17, 2023, the Company sold the VLCC Nautica (2008 - 307,284 dwt). The vessel was debt free and the sale generated a capital gain of $25.1 million.

On October 9, 2023, the Company announced that Frontline would acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion. At the end of 2023, already 11 VLCCs were sold: Alex (2016 - 299,445 dwt), Admunsen (2017 - 298,991 dwt), Arafura (2016 - 298,991 dwt), Ardeche (2017 - 298,642 dwt), Cassius (2023 - 299,158 dwt), Clovis (2023 - 299,158 dwt), Dalis (2020 - 299,995 dwt), Dickens (2021 - 299,550 dwt), Diodorus (2021 - 300,200 dwt), Drenec (2016 - 299,999 dwt) and Heron (2017 - 297,363 dwt).

Digital Transformation Efforts
Euronav has remained dedicated to strengthening and expanding the organization's IT landscape and infrastructure. The primary focus has been to enhance the organization's efficiency in daily operations and enlarge the foundation for innovation.

Sensor data collection has been successfully established across all Euronav vessels, now centralized in an easily accessible cloud-based big data platform. The FAST platform has undergone enhancements with the integration of voyage and port call optimization modules. The Euronav Data Landscape has been further streamlined and centralized, to facilitate seamless access for business reporting and dashboarding, AI modelling, and integrating with systems. Additionally, the successful pilot with Starlink has notably eased these and other initiatives, leveraging its exceptionally connectivity capabilities.

Open Data Architecture

One of the key components of our innovation landscape involves gathering up to 400 sensor values on our vessels. These sensors generate a significant amount of data, with values being produced up to every second. To ensure the quality and manageability of this extensive data, we have established a big data platform in collaboration with our partners. The data platform serves as an intermediary between the comprehensive "data lake" containing all the telemetry data and the various business applications that utilize this data, not limited to dedicated projects.

The big data platform is built in various layers that each serve a purpose to enriching the data.

A first layer ensures that every piece of data is captured and processed effectively.

A second layer focuses on quality refinement, cleansing and analyzing the data to extract actionable insights. This layer is designed to provide decision-makers with a deeper understanding of operational efficiency, fuel and consumption patterns. By incorporating advanced analytics and machine learning algorithms, this layer can transform raw data into high value strategic information.

A third layer represents the summit of the data platform where the data is aggregated from a per-second value to a time-weighted average value over intervals of 10, 20, 30 and more minutes. This aggregation enables FAST, dashboards, Euronav's partners, and other applications to swiftly access sensor data. It empowers executives and stakeholders with the information needed to make informed decisions that will drive the Company forward.

Vessel Connectivity Improvements with Starlink and 4G Antennas

Euronav is embarking on an initiative to improve vessel connectivity for their fleet, by implementing vessel connectivity enhancements through Starlink satellite internet and 4G antennas.

Additionally, Euronav is installing more powerful 4G antennas on its vessels, which will reinforce connectivity near shorelines and ports, allowing for faster communication compared to satellite connections when in range of 4G-signals.

The reliable and high-speed internet connectivity provided by Starlink has streamlined various operational processes to improve innovative Smart Shipping solutions. This technology is positioned to continue powering connectivity-reliant innovations onboard our vessels in the future. Furthermore, crew members aboard Euronav vessels now enjoy enhanced access to online resources, entertainment, and communication services, contributing to higher morale and job satisfaction.

Continued Research and Development and Innovation through the Plug & Play platform

Euronav has remained dedicated to strengthening and expanding the organization's IT landscape and infrastructure. The primary focus has been to enhance the organization's efficiency in daily operations and enlarge the foundation for innovation.

Strategic Partnership - FAST Forward

Euronav is excited to announce the next phase in the evolution of its digital platform, FAST, through a strategic partnership with ZeroNorth. This initiative, dubbed 'FAST Forward,' is set to enhance our digitalization efforts and ensure sustained growth. As of April 1, 2024, ZeroNorth took over the management of the FAST platform, a move that represents a significant milestone in our innovation journey. We reassure our stakeholders that Euronav will continue to utilize the FAST platform on our vessels without any interruption to its current functionalities.

Euronav will manage the FAST platform, working towards a smooth transition to ZeroNorth. This transition has been meticulously planned to guarantee a seamless handover, after which ZeroNorth will integrate FAST into their suite of offerings and continue its development in line with Euronav's established roadmap. This collaboration will benefit various stakeholders and external partners, emphasizing collective growth and innovation.

Following the handover, Euronav will retain a license to use the FAST code and Intellectual Property Rights for onshore transportation modes, focusing on data management and analysis capabilities for the CMB.TECH platform.

The strategic partnership with ZeroNorth was motivated by the evolution of FAST since its launch in 2018 and the need to adapt to the rapidly advancing maritime digital landscape. This collaboration will enable the integration of FAST's functionalities into a broader platform, offering significant benefits to Euronav and CMB.TECH. Additionally, the synergy with ZeroNorth, and their pending collaboration with Alpha Ori Technologies, promises to create a digitalization powerhouse in the maritime sector. ZeroNorth will have the freedom to adapt and enhance the FAST platform but will continue to provide Euronav with its existing functionalities, ensuring a blend of benefits from both platforms.

A.  Operating Results

This section comments on the operating results of the year ended December 31, 2023, compared to the year ended December 31, 2022.

Total shipping revenues and voyage expenses and commissions

In 2023, the large tanker market navigated many changes – from oil production cuts to sanctions being tightened and lifted, and more recently serious disruption in the Red Sea, which sets to join the COVID-19 pandemic as a historical disruptor for global shipping. However, 2023 also proved to be a highly lucrative year, with China's oil demand boosting demand as crude oil exports from the US continued to reach new records.

Go East, crude oil flows

It is clear that tonne mile development pushed global large tanker demand up in 2023. A closer look at individual trade routes uncovers where this trend emerged. The biggest rise in cargo counts came from the West to East route. This trend reflects developments in Atlantic basin-based crude export markets, where we saw suppliers in the US with exports reaching new records compared to 2022. Meanwhile, the likes of Brazil and Guyana continue to release more crude oil, combined with incremental demand growth being centered east of the Suez Canal.

Atlantic basin suppliers have also played a key role in developments on the West-to-West trade route, which includes increasing crude volumes going into Europe following Russia's invasion of Ukraine. More cargoes are being transported from the US gulf to Europe and from Brazil to Europe.

OPEC + drama

By comparison, the Arabian Gulf (AG) share has dipped as the OPEC+ alliance has been cutting supplies, fewer barrels have been available to lift. We have seen liftings to Europe and the Red Sea decline, while cargo volume to the Far East marginally increased.

The AG to the Far East trade route continues to dominate the VLCC market in terms of total cargo volume. The liftings peaked in the first quarter of 2023, when Beijing officially ditched its zero-COVID policy. However, several rounds of OPEC+ production curbs have impacted the fixture count ever since. As the alliance has announced sustained production cuts going into 2024, we may see cargo counts plateau for the time being.

Black Swans

2023 was a year where geopolitics took us by surprise, with Venezuela back onto the scene towards the end of 2023. The release of the US sanctions on Venezuela in the last quarter drove activity out of the country. Chinese teapot refineries have been driving this development. We also note a rise in cargoes from Venezuela to India, signifying that Indian refineries are coming back to the market since the secondary sanctions were imposed in 2020. They now vie with Chinese teapots for the discounted oil.

Another interesting development is an additional cargoes on the Singapore to China route. This route covers the so-called "Malaysian Blend", which is reportedly masked Iranian barrels being re-branded and sold. The majority of these cargoes are carried by the "dark fleet". The dark fleet is a fleet of vessels with opaque ownership, lacking proper insurance and evading international sanctions.

It's clear that the large tanker market has shown resilience and adapted to an ever-changing trading environment throughout 2023. The above-average increases in cargo counts and vessel demand reflect an oil market that has now recovered from the Covid crash, with demand back to pre-pandemic levels. While we may not see the same level of expansion in 2024, we can look forward to a year with a solid foundation in terms of cargo volume coupled with near-zero fleet growth. This means that any growth in cargo demand will see the tonnage supply/demand balance tighten and the freight market improve accordingly.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2023 and 2022:

(USD in thousands)	2023	2022	$ Change	% Change
Voyage charter and pool revenues	1,074,214	737,280	336,934	46%
Time charter revenues	160,913	117,389	43,524	37%
Other operating income	23,316	15,141	8,175	54%
Gains on disposal of vessels/other tangible assets	372,444	96,160	276,284	287%
Total shipping revenues	1,630,887	965,970	664,917	69%
Voyage expenses and commissions	(142,090)	(175,187)	33,097	(19)%

Total shipping revenues increased by 69%, or $664.9 million, to $1,630.9 million for the year ended December 31, 2023, compared to $966.0 million for 2022.

Our voyage charter and pool revenues increased by 46%, or $336.9 million, to $1,074.2 million for the year ended December 31, 2023, compared to $737.3 million for 2022. The significant increase in pool and spot voyage revenue is mainly driven by improved freight rates in 2023 compared to 2022.

Time charter revenues increased by 37%, or $43.5 million, to $160.9 million for the year ended December 31, 2023, compared to $117.4 million for 2022. The increase is primarily a result of an increased number of vessels engaged in long-term time charters during 2023 compared to 2022.

The other income increased by 54% or $8.2 million, to $23.3 million for the year ended December 31, 2023, compared to $15.1 million for 2022. Other operating income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage.

For the gains on disposal of vessels/other tangible assets, please see below.

The voyage expenses and commissions decreased by 19% or $33.1 million, to $(142.1) million for the year ended December 31, 2023, compared to $(175.2) million for 2022. Decrease was mainly related to the decrease in Suezmax vessels on the spot due to the sale of older tonnage during 2022.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets

The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2023 and 2022:

(USD in thousands)	2023	2022	$ Change	% Change
Net gain on sale of assets (including impairment on non-current assets held for sale)	372,444	95,813	276,631	289%

Net gain on sale of assets (including impairment on non-current assets held for sale). Net gain (loss) increased by 289%, or $276.6 million, to a net gain of $372.4 million for the year ended December 31, 2023, compared to a net gain of $95.8 million for 2022.

The net gain on the sale of assets amounted to $372.4 million in 2023, resulting from the sale of the following vessels:
•Suezmax Cap Charles: $22.1 million
•VLCC Nautica: $27.1 million
•11 VLCCs Frontline agreement: total of $323.3 million

The net gain on sale of assets of $95.8 million in 2022, represents the aggregate of a gain of $34.7 million recorded on the sale of the ULCC Europe, a gain of $1.8 million recorded on the en-bloc sale of four S-class VLCC vessels, a gain of $45.8 million on the sale of 4 Suezmax vessels and a gain of $13.5 million on the redelivery of the VLCCs Navarin, Neptun and Nucleus.

Vessel Operating Expenses

The operating expenses relate mainly to the crewing expenses (including crew bonuses), technical and other costs (including shore staff working entirely on ship management) which are needed to operate tankers.
The following table sets forth our vessel operating expenses for the years ended December 31, 2023 and 2022:

(USD in thousands)	2023	2022	$ Change	% Change
Total VLCC operating expenses	138,362	127,898	10,464	8%
Total Suezmax operating expenses	66,650	74,381	(7,731)	(10)%
Total FSO operating expenses	26,021	13,815	12,206	88%

Total vessel operating expenses	231,033	216,094	14,939	7%

Total vessel operating expenses increased by 7%, or $14.9 million, to $231.0 million during the year ended December 31, 2023, compared to $216.1 million for 2022. In 2023, these expenses were higher compared to 2022, mainly resulting from the acquisition of FSO Asia and FSO Africa which were accounted for 100% in 2023 compared to 50% until June 1, 2022 (joint-venture). The increase on VLCC operating expenses is mainly due to the newbuild VLCCs delivered in the course of 2023.

Time charter-in expenses and bareboat charter-hire expenses

The charter hire expenses in 2023 are mainly attributable to the hire expenses for the barge (Cougar Satu) in relation to our fuel compliance program. The remaining hire is related to the time charter-in hire days upon delivery of the Suezmaxes Marlin Sardinia and Marlin Somerset recorded as charter-hire expenses.
The charter-hire expenses in 2022 are entirely attributable to the internal short term time charter agreement with our joint venture Bari Shipholding Ltd. and the hire expenses for the barge (Cougar Satu) in relation to our fuel compliance program (see Note 12). The Group elected to apply the short-term lease exemption and accordingly, the lease payments were recognized as an expense and right-of-use assets and lease liabilities were not recognized. The bareboat hire is related to four bareboat contracts ended on December 15, 2021 with one vessel (VLCC Nautilus) redelivered to the owners before December 31, 2021. The expenses for the bareboat hire days upon redelivery of the three remaining vessels (VLCCs Navarin, Neptun and Nucleus) were recorded as bareboat hire. All vessels were redelivered during the first quarter of 2022.

The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the years ended December 31, 2023 and 2022:

(USD in thousands)	2023	2022	$ Change	% Change
Time charter-in expenses	4,500	3,912	588	15%
Bareboat charter-hire expenses	—	1,857	(1,857)	(100)%
Total charter hire expense	4,500	5,769	(1,269)	(22)%

Total charter hire expenses decreased by 22%, or $(1.3) million, to $4.5 million during the year ended December 31, 2023, compared to $5.8 million for 2022.

General and administrative expenses

The following table sets forth our general and administrative expenses for the years ended December 31, 2023 and 2022:

(USD in thousands)	2023	2022	$ Change	% Change
General and administrative expenses	62,532	51,702	10,830	21%

General and administrative expenses include, amongst others, shore staff wages excluding shore staff working entirely on ship management, director' fees, office rental, consulting fees, audit fees and tonnage tax, increased by 21%, or $10.8 million, to $62.5 million for the year ended December 31, 2023, compared to $51.7 million for 2022.

The increase in administrative expenses is mainly due to an increase in legal and other service fees incurred in relation to the structural changes within the company as well as the termination fees of the previous Management Board.

The share-based payments are higher compared to 2022 mainly due to the reversal of the provision on cash-settled share-based payments during 2022. Moreover, the equity-settled share-based payment plans LTIP 2020, 2021, 2022 and 2023 were fully paid out to the previous entitled Management Board members which mandates were terminated during the 2023.

Depreciation and amortization expenses

The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2023 and 2022:

(USD in thousands)	2023	2022	$ Change	% Change
Depreciation and amortization expenses	221,040	222,597	(1,557)	(1)%

Depreciation and amortization expenses slightly decreased by 1%, or $(1.6) million, to $221.0 million for the year ended December 31, 2023, compared to $222.6 million for 2022.

Net Finance Expenses

The following table sets forth our finance expenses for the years ended December 31, 2023 and 2022:

Recognized in profit or loss

(in thousands of USD)	2023	2022	$ Change	% Change
Interest income	20,620	7,063	13,557	192%
Income on recycling hedges from OCI into P&L	25,749	—	25,749	100%
Change in fair value of fuel derivatives recognized in P&L	3,210	6,132	(2,922)	(48)%
Foreign exchange gains	17,590	13,945	3,645	26%
Finance income	67,168	27,140	40,028	147%

Interest expense on financial liabilities measured at amortized cost	(132,268)	(85,418)	(46,850)	55%
Interest leasing	(631)	(1,237)	606	(49)%
Change in fair value of fuel derivatives recognized in P&L	(8,276)	(26,388)	18,112	(69)%
Fair value adjustment on interest rate swaps	37	(507)	544	(107)%
Other financial charges	(13,513)	(5,930)	(7,583)	128%
Foreign exchange losses	(17,246)	(13,529)	(3,717)	27%
Finance expense	(171,897)	(133,009)	(38,888)	29%

Net finance expense recognized in profit or loss	(104,729)	(105,869)	1,140	(1)%

Finance income is higher during the year ended December 31, 2023 compared to December 31, 2022 which is mainly due to the positive impact of the unwinding of the interest swaps following the repayment and the termination of the financial liabilities.

Finance expenses increased during the year ended December 31, 2023 compared to December 31, 2022. This is mainly due to an increase in interest expenses on financial liabilities partially offset by a decrease in change in fair value of fuel derivatives recognized through P&L. The increased interest expenses on financial liabilities are mainly related to an increase in interest expenses on bank loans due to a higher average interest rate despite a lower average outstanding debt compared to the period ended December 31, 2022. The decreased expense in change in fair value of fuel derivatives is mainly due to the lower negative result on the fuel derivatives related to the hedging program of the bunker fuel on board of the Oceania.

The increase in other financial charges is mainly due to the refinancing of the previous financial liabilities. Following this transaction, the respective remaining transaction costs of the previous facilities have been expensed immediately in profit and loss. Interest leasing is the interest on lease liabilities.

Share of results of equity accounted investees, net of income tax

The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2023 and 2022:

(USD in thousands)	2023	2022	$ Change	% Change
Share of results of equity accounted investees	(927)	17,650	(18,577)	(105)%

The result of the equity accounted investees decreased by 105%, or $(18.6) million, to $(0.9) million for the year ended December 31, 2023, compared to a result of $17.7 million for 2022. The decrease is driven by the fact that Euronav acquired 100% of the FSOs early June 2022, and so the results of the FSOs were no longer reported via the equity accounting method since then, instead they were fully consolidated in the different Profit and Loss line items of the Consolidated Statement of Profit or Loss.

More details can be found under Note 26 - equity accounted investees.

Income tax benefit/(expense)

The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2023 and 2022:

(USD in thousands)	2023	2022	$ Change	% Change
Income tax benefit (expense)	(6,009)	(2,804)	(3,205)	114%

The income tax expenses increased by 114%, or $(3.2) million, to $6.0 million for the year ended December 31, 2023, compared to an expense of $2.8 million for 2022.

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

As of December 31, 2023 and December 31, 2022, we had $429.4 million and $179.9 million in cash and cash equivalents, respectively.

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

Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2023 and December 31, 2022, we had $100 million and $100 million in available syndicated credit lines, respectively.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or second hand vessels (see Note 8 - Property, plant and equipment - Capital commitments) and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2023 and December 31, 2022, we had $813,4 million and $671.3 million in available committed secured revolving credit facilities, respectively.

Net cash from (used in) operating activities during the year ended December 31, 2023 was $837.4 million, compared to $255.6 million during the year ended December 31, 2022. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2023 will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this annual report.

As of December 31, 2023 and December 31, 2022, our total indebtedness was $930.7 million and $1,696.3 million respectively.

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

Our Borrowing Activities

	Amounts Outstanding as of
(USD in thousands)	December 31, 2023	December 31, 2022
Euronav NV Credit Facilities
$108.5 Million Senior Secured Credit Facility	—	68,748
$173.6 Million Senior Secured Credit Facility	—	117,002
$200.0 Million Senior Secured Credit Facility	—	90,000
$700.0 Million Senior Secured Credit Facility	—	470,000
$713.0 Million Sustainability Linked Senior Secured Credit Facility	—	350,756
$73.45 Million Sustainability Linked Senior Secured Credit Facility	—	71,155
$150.0 Million Sustainability Linked Senior Secured Credit Facility	124,809	141,747
$377.0 Million Sustainability Linked Senior Secured Credit Facility	—	40,000
$1,290.0 Million Senior Secured Credit Facility	415,725	—

Credit Line Facilities
Credit Lines	—	—

Senior unsecured bond
Senior Unsecured Bond	200,000	200,000

Treasury notes program
Treasury Notes Program	87,806	50,663

Other borrowings
Other borrowings	75,740	86,198

Total interest bearing debt	904,080	1,686,269

Euronav NV Credit Facilities
$ 1,290.0 Million Senior Secured Credit Facility
On November 7, 2023, we entered into a $1,290.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $725.0 million revolving credit facility, a transition term loan facility of up to $375.0 and a newbuild term loan facility of up to $190.0 million. We had entered into this facility in order to free the 24 VLCC's, that were sold to Frontline, of their encumbrances. The facility is secured by 34 wholly-owned vessels and two more vessels will be included to the newbuilding facility upon their delivery and drawdown in the third quarter and fourth quarter of 2024. The facility was made available for the purpose of (i) refinancing 30 vessels; (ii) financing four newbuilding Suezmax vessels as well as (iii) Euronav's general corporate and working capital purposes. This facility bears interest at SOFR plus a margin of 2.30% - 2.90% per annum. The margin is reset every quarter depending on the Net Debt to Total Capitalisation. As of December 31, 2023, the outstanding balance on this facility was $415.7 million.

€80.0 Million Unsecured Credit Line Facility

On April 7, 2021, the Group entered into an €80 million ($88.4 million) unsecured revolving credit facility. This new facility has been concluded with a range of commercial banks and the support of Gigarant, with sustainability and emission reductions as a component of the margin pricing points. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2021 will be supported by compliance with the Poseidon principles.Following the achievement of the sustainability performance target for 2021 the margin was reduced to 1.45 % as from May 2022. The facility has a duration of minimum three years, with two one-year extension options. These extension options have been exercised and the facility will mature on April 7, 2026. As of 2023, and December 31, 2022 the outstanding balance on this facility was $0.0 million and $0.0 million.

$150.0 Million Sustainability-linked Senior Secured Credit Facility

On June 21, 2022, the Group entered into a $150 million senior secured amortizing term loan facility to finance the acquisition of the 50% ownership in the FSO joint ventures. The new facility has been concluded with ING and ABN Amro who were also the supporting banks in the existing facility. At the same time the existing facilities for the FSO JV companies which were maturing in July 2022 and September 2022 have also been repaid (see Note 26). The new facility carries a rate of daily compounded SOFR plus a margin of 2.15% with margin adjustment of plus or minus 10 bps. The new facility is linked to the sustainability performance of the Company. The commercial terms include a reduction of the interest rate when the Company achieves its targets in relation to two sustainability KPI's. The facility has a duration of 7.75 years with maturity on March 30, 2030. As of December 31, 2023 and December 31, 2022, the outstanding balance on this facility was $124.8 million compared to $141.7 million, respectively.

$200.0 Million Senior Unsecured Bond

On September 2, 2021, the Group successfully placed $200 million senior unsecured bonds. The bonds, issued by Euronav Luxembourg and guaranteed by Euronav NV, mature in September 2026 and carry a coupon of 6.25%. The bonds are listed on the Oslo Stock Exchange as of March 22, 2022. The related transaction costs of $3.3 million are amortized over the lifetime of the instrument using the effective interest rate method. The net proceeds from the bond issue are used for general corporate purposes and/or refinancing of the old $200 million bond (ISIN: NO0010793888). DNB Markets, Nordea, SEB and Arctic Securities AS acted as joint bookrunners in connection with the placement of the bond issue.
$ 447.0 Million Sustainability-linked Senior Secured Credit Facility
On December 6, 2022, the Group entered into a $377.0 million senior secured amortizing facility comprising a revolving credit facility of up to $307.0 million and a newbuild term loan facility of up to $70.0 million and an upsize term loan facility. The upsize facility of $70 million was concluded on 22 March 2023 for the financing of the newbuild VLCC Camus. The financing had been concluded with a syndicate of banks and Nordea Bank Norge SA acting as Agent and Security Trustee. The credit facility was repaid on December 14, 2023 in relation to the global refinance.

$190.5 Million Sustainability-linked Senior Secured Credit Facility

On June 29, 2023 the Group entered into a $190.4 million ECA covered senior secured amortizing loan facility to finance one newbuilding VLCC and three newbuilding Suezmax vessels. The facility was guaranteed with a K-Sure insurance cover. DNB and ING acted as co-agents in the facility and CITI bank joined as a Mandated Lead Arranger. The new facility was linked to the sustainability performance of the Company with three sustainability KPI's. The commercial terms included a reduction of the interest rate when the Company achieves its targets in relation to the sustainability KPI's. The facility would have a duration of 12 years with maturity on June 29, 2035. The credit has been repaid and cancelled on December 14, 2023 in relation to the global refinance.

Repayment of facilities in 2023 (global refinance)

In relation to the sale of 24 VLCC's to Frontline our fleet, with the exception of the FSO's, Oceania and bareboat-in vessels, was refinanced in the fourth quarter of 2023. Outstanding liabilities in following loans were fully repaid in the fourth quarter of 2023:
▪Loan ECA Financing DNB $108.5 million dated April 25, 2017
▪Loan ECA Financing Crédit Agricole $173.5 million dated March 15, 2018
▪Loan Nordea $200 million dated September 7, 2018
▪Loan Nordea $700 million dated August 28, 2019
▪Loan Nordea $713 million dated 11 September 2020
▪Loan DNB $73.5 million dated December 2, 2021
▪Loan Nordea $447 million dated December 6, 2022
▪Loan DNB $190.4 million dated June 29, 2023

€150.0 Million Treasury Notes Program
On June 6, 2017, we entered into an agreement, or the Dealer Agreement, with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Treasury Notes Program with a maximum outstanding amount of €50.0 million. On October 1, 2018, we amended the agreement to increase the maximum outstanding amount to €150.0 million, while appointing KBC Bank NV as additional dealer for the program. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of December 31, 2023 and December 31, 2022, the outstanding balances under this program was $87.8 million (€79.1 million) and $50.7 million (€47.5 million), respectively. The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor.

The Company enters into FX forward contracts to manage the currency risks related to these instruments issued in Euro compared to the USD Group functional currency. The FX contracts have the same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On December 31, 2023, the fair value of these forward contracts amounted to $1.5 million (December 31, 2022: $0.3 million).

Other borrowings
On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. During 2023, the repurchase options on the three VLCCs were exercised and the bareboat contracts have been ended. Nautica was sold to the United Nations Development Programme UNDP on July 17, 2023.

On December 4, 2023, the Company entered into a sale and leaseback agreement for the Suezmax Cypress (2022 – 157,310). The vessel was sold and was leased back under a 14-year bareboat contract at a rate equal to an amortization element of $13,590 per day per vessel and an interest element based on term SOFR plus 435 basis points, which can be reduced by the sustainability saving. The sustainability saving is a CII score of A or B which will lead to a margin reduction of 10 basis points. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $76.9 million. As of December 31, 2023, the outstanding amount was $75.7 million. At the end of the bareboat contract, the Company has a purchase obligation of $7.39 million. Euronav may, at any time on and after the fourth anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

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
•a ratio of stockholders' equity to total assets of at least 30%; and
•a minimum asset coverage ratio.

In connection to the senior secured FSO loan of $150 million, the facility contains a specific covenant whereby each borrower need to ensure that its financial position shall at all times during the Security Period be such that the Debt Service Cover Ratio in respect of it shall be equal or higher than 1.1x.

All existing financing arrangements, including the bonds, contain a change of control clause (CoC), which is triggered if a shareholder would acquire 50%+1 of the shares or voting rights in Euronav. In certain existing financing arrangements (e.g., €80,000,000 facility agreement) the threshold would be 30%+1 of the shares or voting rights in Euronav.
On October 9, 2023 it was announced that two reference shareholders, CMB NV and Frontline plc/Famatown Finance Limited, had reached an agreement on a transaction involving the Company that would make an end to the deadlock arising from their entrenched differences over the Company's strategy (see Note 17).
The transaction comprised three interdependent agreements:
•    CMB to acquire Frontline's 26.12% stake in the Company's issued shares for $18.43 per share;
•    Frontline to acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion; and
•    The Company's pending arbitration action against Frontline and affiliates to be terminated.

The transaction was effected on November 22, 2023 when CMB NV, after acquiring the shares of Frontline plc/Famatown Finance Limited, owned 49.05% of the Company's issued shares (representing 53% of the voting rights in Euronav). The transaction did not trigger the change of control in the financing agreements because Saverco, which is the holding company of CMB NV is a permitted holder in the change of control clauses in the respective financing agreements, including the senior unsecured $200 million bond where no put-option event was triggered. Under the bond, the occurrence of a CoC by a person or group of persons acting in concert other than Saverco or Victrix would trigger a put option event, allowing each bondholder to require that Euronav Luxembourg SA (Euronav Luxembourg) purchases all or some of the bonds held by that bondholder at a price equal to 101 per cent of the nominal amount (i.e., at a premium of 1%).
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

As of December 31, 2023 and December 31, 2022, we were in compliance with all of the covenants contained in our debt agreements.

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

Recent Developments

On February 7, 2024, Euronav held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH NV for a total purchase price of $1.150 billion in cash. Please see Item 4 - Information of the company for a description about the acquisition and a business overview. CMB.TECH is a diversified cleantech maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external produces to its customers. CMB.TECH is active throughout the full hydrogen value chain through four different divisions: Marine, Technology & Development, H2 infra, and Industry. The value creation of the new strategy is driven by CMB.TECH's "future-proof" (or low carbon emitting) fleet of 106 low carbon vessels, of which 46 are under construction. The Transaction fits into the Company's renewed strategy of diversification, decarbonization and accelerated optimization of the Company's current crude oil tanker fleet. The parties believe that the Transaction will lead to the creation of the leading, future proof shipping platform, with the Company becoming the reference in sustainable shipping. CMB and Euronav believe that the addition of CMB.TECH to Euronav's business will enable a flywheel strategy – positioning the group to tap into each step of the energy transition towards low carbon shipping, with a clear vision on value creation for its shareholders. The Company is currently assessing the accounting treatment of the acquisition and preliminary concludes that the transaction will be accounted for as a common control transaction. Therefore IFRS 3 will not be applied. Shareholders voted the voluntary resignation of Mrs. Grace Reksten Skaugen, Mr. Ole Henrik Bjorge, Mr. Cato H. Stonex, Mr. John Frederiksen and Mr. Patrick De Brabandere as members of the Supervisory Board. They approved the cooptation of Mr. Patrick Molis and Mrs. Catharina Scheers as independent members of the Supervisory Board, Mr. Bjarte Boe and Debemar BV, permanently represented by Mr. Patrick De Brabandere, as members of the Supervisory Board. Shareholders also approved the interim discharge of the Supervisory Board: Mrs. Grace Reksten Skaugen, Mr. Ole Hendrik Bjorge, Mr. Cato H. Stonex, Mr. John F. Frederiksen and Mr. Patrick De Brabandere.

On February 14, 2024, the Company announced the launch of the mandatory public takeover bid on all the shares in Euronav by CMB NV. The acceptance period in respect of the bid opened on February 14, 2024 and closed on March 15, 2024. The bid price amounts to $17.86 per share in cash, i.e. $18.43 per share less $0.57 dividend per share declared on November 22, 2023.

On February 27, 2024, the Company announced it was informed that certain funds managed by FourWorld Capital Management LLC ("FourWorld") have filed a complaint in the United States District Court for the Southern District of New York in connection with CMB's U.S. takeover bid for the shares of the Company. The Company is not involved in these proceedings. On March 14, 2024, the Company has been informed that the claim has been rejected by the United States District Court for the Southern District of New York.

On March 4, 2024, the Company announced it was informed that certain funds managed by FourWorld Capital Management LLC ("FourWorld") have also filed a request with the Market Court in Belgium in connection with CMB's Belgian offer for the shares of the Company. The Company is not involved in these proceedings. On March 15, 2024, the

Company has been informed that the Market Court in Belgium has denied the request to suspend the closing of the Belgian offer.

On March 18, 2024, the Company confirmed that the acceptance period of the mandatory public takeover bid launched by CMB NV (or the "Bidder") for all shares issued by Euronav not already owned by CMB or its affiliates (the "Bid"), expired on March 15, 2024. During the acceptance period, 69,241,955 shares of Euronav, representing 31.47% of the outstanding shares of Euronav, were tendered into the Bid. As a result, the Bidder will hold a total of 177,147,299 shares of Euronav, representing 80.51% of the outstanding shares in Euronav. Taking into account the 17,790,716 treasury shares held by Euronav and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together will hold 194,962,415 shares, representing 88.61% of the outstanding shares of Euronav.

On March 20, 2024 Euronav announced that the Supervisory Board will, at the Annual Shareholders’ Meeting of May 16, 2024, propose to distribute $4.57 per share to all shareholders. This payout is proposed to be a combination of a dividend and a repayment from the share issue premium. This distribution approach will be optimal for shareholders as Euronav anticipates that the share issuance payment part of the distribution will represent more than 90% of the distribution.

On March 22, 2024, the Company announced it had purchased on the New York Stock Exchange and on Euronext Brussels a total of 4.719.534 of its own shares. Following these transactions, the Company owns 22.510.249 shares (10.23% of the total outstanding share count).

On March 29, 2024, the Company announced it had purchased on the New York Stock Exchange and on Euronext Brussels a total of 2,620,931 of its own shares. Following these transactions, the Company owns 25,131,181 shares (11.42% of the total outstanding share count).

On April 8, 2024, the Company announced it had purchased on the New York Stock Exchange and on Euronext Brussels a total of 412,926 of its own shares. Following these transactions, the Company owns 25,544,107 shares (11.61% of the total outstanding share count).

On April 8, 2024, the Company announced it has been informed that certain funds managed by FourWorld Capital Management LLC ("FourWorld") have also filed a claim with the Enterprise Court in Antwerp, Belgium. The claim relates to the integrated solution for the strategic and structural deadlock within Euronav announced on October 9, 2023, of which CMB NV’s mandatory offer on all outstanding shares in the Company that closed on March 15, 2024 formed the final piece, as well as Euronav’s acquisition of CMB.TECH NV. FourWorld requests that all decisions of Euronav’s Supervisory Board and general meeting in relation to these transactions, as well as the transactions themselves, are declared null and void. In this regard FourWorld has summoned all parties involved in these transactions, i.e. Euronav, CMB NV, Frontline plc, Famatown Finance Limited, Hemen Holding Limited and Geveran Trading Co. Limited.

Changes in Fleet Composition as of 2024

Euronav sold the ULCC Oceania (2003 - 441,561 dwt) and was delivered to her new owner on January 15, 2024. This sale is part of our ongoing fleet optimisation strategy and in response to new regulations such as EEXI (Energy Efficiency Existing Ship Index) which came into force in 2023. This transaction is expected to generate a capital gain of $34.8 million in the first quarter of 2024.

On February 8, 2024 Euronav successfully concluded the acquisition of 100% of the shares in CMB.TECH NV from CMB NV, for a total purchase price of $1.150 billion in cash. This implied an extension of our fleet. See Item 4.B for additional information with respect to the composition of our fleet.

On February 26, 2024, the Company announced that it had concluded an order for two bitumen tankers with China Merchants Jinling Shipyard (Yangzhou) and Dingheng Co. (Yangzhou, China). The vessels are expected to be delivered in the fourth quarter of 2026 and have been chartered to a strong counterparty for 10 years upon delivery from the shipyard. The vessels will have dual-fuel green methanol engines that are ready to be retrofitted for future operation on ammonia. The ordered vessels' deadweight will be 17,000 tons, which is twice the 8,000 ton average of the existing fleet.

The two newbuilding ice classed Suezmax orders at Daehan Shipbuilding have been long term time chartered to Valero. Delivery of these vessels is expected in April/May 2026 when each of the time charter contracts will begin.

Euronav has exercised the option for one more VLCC at Qingdao Beihai shipyard (China) in December 2023 and another one in January and March 2024. The vessels are expected to be delivered in the fourth quarter of 2026 and the first and second quarter of 2027 respectively and will be ready to be powered by a dual-fuel diesel-ammonia engine. Euronav now has five VLCC's on order.

Euronav has concluded on the sale and delivery of all 24 VLCCs that were included in the Vessel Sale.

On March 20, 2024, the Company announced it has sold the VLCC Nectar (2008 – 307,284 dwt), VLCC Newton (2009 – 307,208 dwt), and VLCC Noble (2008 – 307,284 dwt). This transaction will generate a capital gain of approximately $78,9 million which will be recognised upon delivery to her new owner.

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

The supply of tankers is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through recycling or conversion) and the number of vessels tied up in alternative employment such as storage. The tanker orderbook is at historically low levels, with the VLCC orderbook equal to 5% of the fleet and Suezmax orderbook equal to 13% of the current fleet. The fleet exit program has been measured over the past year, though several factors point to the possibility of more recycling in the near term. . The requirement for vessels to now burn low sulfur fuel and adhere to strict EEXI requirements starting this year is among other factors that may cause ship owners to re-evaluate the longevity of some of their older tonnage.In addition, 18% of the VLCC fleet and 25% of the Suezmax fleet is currently at an age at which shipowners would naturally look at divesting the tonnage (18+ years old).

Our revenues are also affected by our strategy to employ certain of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where vessel earnings are heavily impacted by the supply and demand balance. Our management team continuously evaluates the value of both strategies and makes informed decisions on the chartering mix based on anticipated earnings, and through this process we aim to always maximize each vessel's return

We believe that in view of our strong funding and liquidity structure, as supported by a proven management team, strict capital discipline and an established dividend distribution policy, we are well positioned to weather the volatility of the sector.

Please see "Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions.

E.    Critical Accounting Estimates

Please see "Item 5. Use of judgements and estimates" in Note 1 - Material accounting policies in the Notes to the Consolidated Financial Statements 2023.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.          Directors and Senior Management
Set forth below are the names, ages, positions and the nature of any family relationships between any of the persons named below of the members of our Supervisory Board or the Supervisory Board Members, and of our Management Board, or the Management Board Members as of the date of this annual report. Our Supervisory Board is elected annually on a staggered basis, and each member holds office for a term of maximum four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All members of the Supervisory Board whose term expires are eligible for re-election. Officers are appointed from time to time by our Supervisory Board and hold office until a successor is appointed or their engagement is terminated. The business address of each of our Supervisory Board Members and Management Board Members listed below is Euronav NV, De Gerlachekaai 20, 2000 Antwerp, Belgium.
Supervisory Board Members

Name	Age	Position	Date of Expiry of Current Term
Marc Saverys	70	Chairman of the Supervisory Board	Annual General Meeting 2026
Patrick De Brabandere	65	Non-Independent Director*	Annual General Meeting 2026
Julie De Nul	42	Independent Director	Annual General Meeting 2025
Patrick Molis	66	Independent Director	Annual General Meeting 2026
Catharina Scheers	56	Independent Director	Annual General Meeting 2026
Bjarte Bøe	67	Non-Independent Director*	Annual General Meeting 2026
*Non-Independent Director according to Belgian standards (not the NYSE standards)

Marc Saverys - Non-Independent Member - Chairman
Marc Saverys serves on the Supervisory Board since the SGM of March 23, 2023 as a non-independent member.Marc Saverys holds a degree in law from the University of Ghent. In 1975 he joined Bocimar's chartering department, the dry bulk division of the CMB Group. In 1985 he left Bocimar and became Managing Director of Exmar, which at that time became a diversified shipowning company, where he was in charge of the drybulk division. He became a director of CMB Group in 1991 and was Managing Director of CMB Group from April 1992 through September 2014 when he was appointed as chairman. During the period from 2003 through July 2014, he served as the Chairman of the Board of Euronav, and served as a Vice-Chairman of the Board of Euronav from July 2014 until December 2015. Marc Saverys has a family relationship with Management Board Members, Alexander Saverys, Ludovic Saverys and Michael Saverys.

Patrick De Brabandere - Non-Independent Member
Patrick De Brabandere serves on the Supervisory Board since the SGM of March 23, 2023 as a non-independent member. He is the Chairman of the Audit and Risk Committee and a member of the Remuneration Committee. Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again until June 2022. He currently is a director of CMB NV and he also sits on the board of CMB.TECH NV since April 2021.

Julie De Nul - Independent Member
Julie De Nul serves on the Supervisory Board since the AGM of May 17, 2023 as an independent member. She is the Chairman of the Sustainability Committee and a member of the Remuneration Committee and of the Corporate Governance & Nomination Committee. Mrs. Julie De Nul is CEO of Jan De Nul Dredging NV since 2020 and has been a member of the Board of Directors of Jan De Nul NV since 2010. Prior to that, she was Legal Counsel at Jan De Nul Group Belgium from 2007 to 2010. She is currently also a member of the Board of Directors of VCB (the Flemish Construction Confederation), VOKA (the Flanders' Chamber of Commerce and Industry) and Museum Dr. Guislain Ghent. She holds a Master's degree in law from the University of Ghent.

Patrick Molis - Independent Member
Mr. Patrick Molis graduated from the Institut d'Etudes Politiques de Paris and holds a Master's degree in law from Paris X Nanterre. He started his career as a Magistrate at the Cour des Comptes after joining the National School of Administration. Mr. Patrick Molis was General Manager of Union Normande Investissement (1989-1992), CFO of Worms & Cie Group (1994-1997), General Manager of Compagnie Nationale de Navigation (1995- 1998), Chairman of the Board of Compagnie du Ponant (2012-2015) and Chairman and CEO of Héli-Union (2013-2022). He is currently Chairman of Compagnie Nationale de Navigation (since 1998) and director of Sabena Technics. He has previously served as member of the Board of Directors of Euronav Luxembourg (1995-2001), Euronav (2004-2010), Compagnie Maritime Nantaise (1995-2017), Compagnie Méridionale de Navigation (2008- 2022) and of the Conseil d'orientation du Domaine national de Chambord (2007-2017). Mr. Patrick Molis has been awarded the titles of Knight of the Legion of Honour and Officer of the Order of Merit.

Catharina Scheers - Independent Member
Mrs. Catharina Scheers holds a Master's degree in Communication and Media from KU Leuven and a Bachelor's degree in Political and Social Science from the University of Antwerp. She started her career with Fast Lines in 1993. She is the owner and managing director of Fast Lines Belgium and has been appointed Chair of the company since 2003. She is currently also a member of the Board of Directors of ASF (Antwerp Shipping Federation), a member of the board of BRABO and a member of WISTA (Women's International Shipping and Trading Association). In 2021, Mrs. Catharina Scheers received the ESPA "Maritime Figure of the Year" award.

Bjarte Bøe - Non-Independent Member
Mr. Bjarte Bøe graduated from the Norwegian School of Economics and Business Administration (NHH) in 1983. He joined RS Platou and worked as a shipbroker in Houston and Oslo. In 1986 he joined Christiania Bank, later named Nordea, and worked in Oslo and London until 1995, when he joined SEB. He worked in various managerial positions, including head of Shipping Finance and head of Investment Banking in Oslo and Stockholm until 2019. He has served as a director of Seadrill, Hermitage Offshore and Agera Venture. He also sat on the board of CMB.TECH from April 2021 until February 2022.

Management Board Members

Name	Age	Position	Date of Expiry of Current Term
Alexander Saverys	46	Chief Executive Officer	Not applicable
Ludovic Saverys	41	Chief Financial Officer	Not applicable
Michael Saverys	42	Chief Chartering Officer	Not applicable
Maxime Van Eecke	43	Chief Commercial Officer	Not applicable
Benoit Timmermans	63	Chief Strategy Officer	Not applicable

Alexander Saverys - Chief Executive Officer
Alexander Saverys serves on the Management Board as Chief Executive Officer as of November 22, 2023. Alexander Saverys is also Chief Executive Officer of the CMB Group. He has a Master in Law degree from the University of Leuven and the Complutense University of Madrid, and holds an MBA from the Fachhochschule für Wirtschaft Berlin. He founded Delphis in 2004, a short sea container shipping company. He became director of CMB in 2006 and is Chief Executive Officer of CMB since September 2014. Alexander Saverys has a family relationship with Supervisory Board Member, Marc Saverys, and with Management Board Members, Ludovic Saverys and Michael Saverys.

Ludovic Saverys - Chief Financial Officer
Ludovic Saverys joined Euronav on the Management Board as Chief Financial Officer as of November 22, 2023. Ludovic Saverys is the Chief Financial Officer of CMB NV and the General Manager of Saverco NV. From 2001 till 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M. Sc. Degrees in International Business and Finance. During the time he lived in New York, Mr. Saverys served as Chief Financial Officer of MiNeeds Inc. from 2011 till 2013 and as Chief Executive Officer of SURFACExchange LLC from 2009 till 2013. He started his career as Managing Director of European Petroleum Exchange (EXP) in 2008. Ludovic Saverys has a family relationship with Supervisory Board Member, Marc Saverys, and with Management Board Members, Alexander Saverys and Michael Saverys.

Michael Saverys - Chief Chartering Officer
Michael Saverys joined Euronav as Chief Chartering Officer on November 22, 2023. Michael Saverys is member of the Euronav Management Board. He started his career as a grain trader for Noble Group in Singapore in 2005, in 2007 he joined Merrill Lynch in London as head of Freight Derivatives trading. In 2009 he joined CMB as Chartering Director of Bocimar International, member of the Board and executive Committee. In 2016 he co-founded Capesize Chartering limited with Starbulk, Golden Ocean and CTM, operating as pool manager of the biggest Capesize pool in the drybulk segment, a role he still serves today. Mr Saverys graduated from UBI in 2005 with a bachelor's degree in Business Administration. He is a board member of the International Polar Foundation. Michael Saverys has a family relationship with Supervisory Board Member, Marc Saverys, and with Management Board Members, Alexander Saverys and Ludovic Saverys.

Maxime Van Eecke - Chief Commercial Officer
Maxime Van Eecke joined Euronav as Chief Commercial Officer on November 22, 2023. He is a member of the Euronav Management Board. He started his career as Legal Counsel for the CMB group in 2005 and became Managing Director of Delphis, the container division of CMB, in 2014. In 2021 he was appointed Chief Commercial Officer of the CMB group and has been serving as an executive Board Member of CMB since 2022. Maxime Van Eecke graduated as Master of Laws at the University of Ghent. He also holds a LLM in Commercial Trade and Maritime Law from the University of Southampton (UK). Maxime Van Eecke is acting as permanent representative of Mavecom CV.

Benoit Timmermans - Chief Strategy Officer
Benoit Timmermans joined Euronav as Chief Strategy Officer on November 22, 2023. He graduated in law from the University of Louvain (Belgium) in 1983. He also holds an MBA degree from the University of Navarra, Barcelona. After two years of retail banking, he joined the Saverys group in 1989 and became Assistant Financial Manager after the take-over of CMB. He was CFO of the group's liner division SCL (1996), Managing Director of the French company SAGA (1997) , Managing Director of Cape International pool with Zodiac and was appointed Managing Director of Bocimar in 1998. Today he is the Chief Strategy Officer of the group and member of the Executive Committee. He is in charge of the Chemical division and zero carbon fuel procurement. He represents CMB in Northstandard PandI. He is an executive board member of CMB NV.

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
The remuneration in 2023 of the members of the Supervisory Board is reflected in the table below:

Name	Fixed fee	Attendance fee Board	Audit and Risk committee	Attendance fee Audit and Risk Committee	Remuneration Committee	Attendance fee Remuneration Committee	Corporate Governance and Nomination Committee	Attendance fee Corporate Governance and Nomination Committee	Sustain-ability committee	Attendance fee Sustain-ability Committee	Total
Grace Reksten Skaugen	€160,000	€20,000	€20,000	€20,000	€5,625	€30,000	€6,875	€20,000	€5,000	€25,000	€312,500
Anne-Hélène Monsellato	€15,000	€10,000	€10,000	€5,000	€0	€0	€0	€0	€0	€0	€40,000
Anita Odedra	€30,000	€40,000	€5,000	€10,000	€1,250	€0	€1,250	€10,000	€1,250	€5,000	€103,750
Carl Trowell	€30,000	€40,000	€0	€0	€1,250	€5,000	€1,875	€15,000	€0	€0	€93,125
Steven Smith	€15,000	€10,000	€5,000	€5,000	€1,875	€5,000	€1,250	€5,000	€0	€0	€48,125
Marc Saverys	€45,000	€40,000	€0	€0	€0	€0	€0	€0	€0	€0	€85,000
Patrick De Brabandere	€45,000	€40,000	€30,000	€20,000	€3,750	€20,000	€3,220	€20,000	€0	€0	€181,970
John Fredriksen	€38,641	€10,000	€0	€0	€0	€0	€0	€0	€0	€0	€48,641
Cato Stonex	€38,641	€40,000	€0	€0	€3,220	€10,000	€3,220	€15,000	€0	€0	€110,081
Ole Henrik Bjorge	€38,641	€40,000	€12,880	€20,000	€4,470	€15,000	€3,220	€15,000	€0	€0	€149,211
Julie De Nul	€45,000	€40,000	€0	€0	€4,015	€20,000	€3,750	€15,000	€4,830	€0	€132,595
Catharina Scheers	€6,359	€20,000	€2,120	€5,000	€530	€10,000	€0	€0	€795	€5,000	€49,804
Patrick Molis	€6,359	€20,000	€2,120	€5,000	€0	€0	€795	€10,000	€0	€0	€44,274
Bjarte Boe	€6,359	€20,000	€0	€0	€0	€0	€530	€10,000	€530	€5,000	€42,419
Total	€520,000	€390,000	€87,120	€90,000	€25,985	€115,000	€25,985	€135,000	€12,405	€40,000	€1,441,495
On March 22, 2023, Mrs. Anne-Hélène Monsellato and Mr. Steven Smith were removed by vote of the shareholders from the Supervisory Board.
On May 17, 2023, the membership of Carl Trowell and Anita Odedra were terminated.
On November 22, 2023, the membership of Grace Reksten Skaugen was terminated and the members of the Supervisory Board were changed as mentioned in Item 6.A of this annual report.

B.2. Compensation of the Management Board Members
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

(1) Only takes into account the remuneration under the STIP, for information in respect of remuneration under the Company's Long Term Incentive Plans (LTIPs) please refer to table under Item 6. E. Share Ownership.
(2) Amounts related to Mr. Bourboulis's retirement compensation as per Greek law and Ms. Logghe's signing bonus.

Remuneration of Management Board Members for the reported financial year

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Remuneration	Director Fees	Fringe benefits
De Stoop Hugo, represented by HECHO Management	former CEO	€140,589.6	€292,000	€17,893	€662,250	€1,690,000		€2,802,732.6	16.07%	83.93%
Staring Alex, represented by AST Projects	COO	€290,152	€295,000	€0	€513,906	€1,361,483		€2,460,541	23.78%	76.22%
Verbeeck Egied, represented by ECHINUS BV	Former General Counsel	€140,810	€180,000	€13,420	€430,463	€500,000		€1,264,693	26.43%	73.57%
Logghe Lieve, represented by TINCC BV	CFO and CEO ad interim	€478,481	€90,000	€0	€463,575	€927,986		€1,960,042	29%	70.66%
Gallagher Brian represented by BG-IR LIMITED	IR Manager	£201,869.96	£0	£0	£133,921	£324,070	£20,500	£680,361	29.67%	70.33%
Malliaros Michail represented by PYXIS Management Services PTE.LTD.	GM Hellas	€157,500	€0	€0	€78,394			€235,894	66.77%	33.23%
De Grieze Thierry represented by THREECEES BV	CPO	€100,000	€0	€0	TBC	€480,000		€580,000	17.24%	82.76%
Lemlijn Sofie represented by ALISS BV	General Counsel	€138,259	€80,000	€0	TBC			€218259	100%	0%
(1) Only takes into account the remuneration under the STIP, for information in respect of remuneration under the Company's Long Term Incentive Plans (LTIPs) please refer to table under Item 6. E. Share Ownership.
(2) Termination fees are captivated as Extra ordinary items

As of November 22.20223 the members of the Management Board changed. The remuneration for the remaining reported financial year (December) is shown in the table below.

Remuneration of the new Management Board for the reported financial year

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Remuneration	Director Fees	Fringe benefits
Alexander Saverys represented by Hof ter Polder BV	CEO	€20.833	€0	€0				€20.833	100%	0%
Ludovic Saverys represented by Succavest NV	CFO	€20.833	€0	€0				€20.833	100%	0%
Michael Saverys represented by Gemadi BV	Chief Chartering Officer	€20.833	€0	€0				€20.833	100%	0%
Maxime Van Eecke represented by Mavecom CommV	Chief Commercial Officer	€20.833	€0	€0				€20.833	100%	0%
Benoit Timmermans represented by Blacksquare BV	Chief Strategy Officer	€20.833	€0	€0				€20.833	100%	0%

C.          Board Practices

Effective as of February 20, 2020, Euronav's governance structure was revised to adopt a two tier governance model. As of February 20, 2020, the body formerly known as the Board of Directors was converted into a Supervisory Board and the former Executive Committee ceased to exist and was replaced by the existing Management Board, in accordance with relevant provisions of the Belgian Code of Companies and Associations. For the date of expiration of the current term of office of each member of our Supervisory Board, please see "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management."

Our Supervisory Board currently consists of six members, three of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules and regulations of the NYSE: Ms. De Nul, Mr. Molis and Ms. Scheers.
Our Supervisory Board has established the following committees, and may, in the future, establish such other committees as it determines from time to time:
Audit and Risk Committee
Our Audit and Risk Committee consists of three members (all three members of whom are independent under the Exchange Act and NYSE rules and regulations): Mr. De Brabandere, as Chair, Ms. Scheers and Mr. Molis. Our Audit and Risk Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit and Risk Committee advises the Supervisory Board in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Supervisory Board has determined that Mr. De Brabandere qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.
Corporate Governance and Nomination Committee
Our Corporate Governance and Nomination Committee consists of three members: Mr. Molis, as Chair, Ms. De Nul, and Mr. Bøe. Our Corporate Governance and Nomination Committee is responsible for evaluating and making recommendations regarding the size, composition and independence of the Supervisory Board and the Management Board, including the recommendation of new Supervisory Board members and the appointment of new Management Board members.
Remuneration Committee
Our Remuneration Committee consists of three members: Ms. De Nul, as Chair, Mr. De Brabandere, and Ms. Scheers. Our remuneration committee is responsible for assisting and advising the Supervisory Board on determining compensation of its members, members of the Management Board and other employees and administering our compensation programs.
Sustainability Committee
Our Sustainability Committee consists of five members: Ms. Scheers, as Chair, Mr. Bøe, Mr Alexander Saverys, Mr. Ludovic Saverys and Mr. Timmermans. The Sustainability Committee is an advisory body to the Supervisory Board. The main role of the Sustainability Committee is to assist and advise the Supervisory Board in monitoring the performance as well as key risks and opportunities that the Company faces in relation to environmental, social and climate matters. In this respect the Sustainability Committee will oversee the Company's conduct and performance on ESG matters as well as its reporting thereon, in order to inform the Supervisory Board and make recommendations it deems appropriate on any area within its remit where action or improvement is needed.

D.          Employees

As of December 31, 2023, we employed approximately 3,216 (2022: 2,946 and 2021: 3,147) people, of which:

•approximately 216 onshore employees (2022: 198 and 2021: 193) based in our offices in Greece, Belgium, United Kingdom, France, Switzerland, Hong Kong, Geneva, and Singapore, and

•approximately 3,000 seagoing officers and crew (2022: 2,752 and 2021:2,954).
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

Equity Incentive Plan

Name of director		The main conditions of share plans					Information regarding the reported financial year
	Position						opening balance	during the year		Closing balance
		Specification of plan	Performance period (1)	Award date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares awarded a) total number granted b) value @ grant date	Shares vested a) total number vested b) value @ vest date	Shares subject to a performance condition	Shares awarded and unvested	Shares subject to a retention period
De Stoop Hugo, represented by HECHO Management	Former CEO	LTIP 2020	01/04/2020 - 01/04/2023	1/4/2020	1/4/2023	N/A	48,856		a) 29,818
									b)439368€
		LTIP 2021	01/04/2021 - 01/04/2024	1/4/2021	1/4/2024	N/A	65,355		a) 49,000
					(3)				b)767951€
		LTIP 2022	01/04/2022 - 01/04/2025	1/4/2022	1/4/2025	N/A	71,003		a) 53,252
					(3)				b)874102€
		LTIP 2023	01/04/2023 - 01/04/2026	1/4/2023	1/4/2026	N/A		a) 53,247	a) 53,247
					(3)			b)784861€	b)883900€
Staring Alex, represented by AST Projects	Former COO	LTIP 2020	01/04/2020 - 01/04/2023	1/4/2020	1/4/2023	N/A	28,434		a) 17,354
									b)255711€
		LTIP 2021	01/04/2021 - 01/04/2024	1/4/2021	1/4/2024	N/A	38,037		a) 28,518
					(3)				b)473399€
		LTIP 2022	01/04/2022 - 01/04/2025	1/4/2022	1/4/2025	N/A	27,549		a) 20,662
					(3)				b)342989€
		LTIP 2023	01/04/2023 - 01/04/2026	1/4/2023	1/4/2026	N/A		a) 20,660	a) 20,660
					(3)			b)304528€	b)342956€

Name of director		The main conditions of share plans					Information regarding the reported financial year
	Position						opening balance	during the year		Closing balance
		Specification of plan	Performance period (1)	Award date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares awarded a) total number granted b) value @ grant date	Shares vested a) total number vested b) value @ vest date	Shares subject to a performance condition	Shares awarded and unvested	Shares subject to a retention period
Verbeeck Egied, represented by ECHINUS BV	Former General Counsel	LTIP 2020	01/04/2020 - 01/04/2023	1/4/2020	1/4/2023	N/A	15,878		a) 9,691
									b)142797€
		LTIP 2021	01/04/2021 - 01/04/2024	1/4/2021	1/4/2024	N/A	21,240		a) 8,151
					(3)				b)124058€
		LTIP 2022	01/04/2022 - 01/04/2025	1/4/2022	1/4/2025	N/A	15,384		a) 0
					(3)				b)0€
		LTIP 2023	01/04/2023 - 01/04/2026	1/4/2023	1/4/2026	N/A		a) 13,844	a)0
					(3)			b)204061€	b)0€
Logghe Lieve, represented by TINCC BV	Former CFO	LTIP 2020	01/04/2020 - 01/04/2023	1/4/2020	1/4/2023	N/A	34,199		a) 20,873
									b)307564€
		LTIP 2021	01/04/2021 - 01/04/2024	1/4/2021	1/4/2024	N/A	45,749		a) 34,300
					(3)				b)569380€
		LTIP 2022	01/04/2022 - 01/04/2025	1/4/2022	1/4/2025	N/A	33,135		a) 24,852
					(3)				b)412543€
		LTIP 2023	01/04/2023 - 01/04/2026	1/4/2023	1/4/2026	N/A		a) 2,4849	a) 24,849
					(3)			b)366274€	b)412493€

Name of director		The main conditions of share plans					Information regarding the reported financial year
	Position						opening balance	during the year		Closing balance
		Specification of plan	Performance period (1)	Award date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares awarded a) total number granted b) value @ grant date	Shares vested a) total number vested b) value @ vest date	Shares subject to a performance condition	Shares awarded and unvested	Shares subject to a retention period
Gallagher Brian, represented by BG-IR Limited	Former Head of Investor Relations & Communication	LTIP 2020	01/04/2020 - 01/04/2023	1/4/2020	1/4/2023	N/A	6,267		a) 3,825
b)56361€
		LTIP 2021	01/04/2021 - 01/04/2024	1/4/2021	1/4/2024	N/A	8,614		a) 6,458
					(3)				b)107203€
		LTIP 2022	01/04/2022 - 01/04/2025	1/4/2022	1/4/2025	N/A	15,951		a) 11,963
					(3)				b)198586€
		LTIP 2023	01/04/2023 - 01/04/2026	1/4/2023	1/4/2026	N/A		a) 10,463	a) 10,463
					(3)			b)154172€	b)173686€
Bourboulis Stamatis	Former General Manager Hellas	LTIP 2020	01/04/2020 - 01/04/2023	1/4/2020	1/4/2023	N/A	10,758		a) 6,566
b)96750€
		LTIP 2021	01/04/2021 - 01/04/2024	1/4/2021	1/4/2024	N/A	14,391		a) 5,102
					(3)				b)84693€
		LTIP 2022	01/04/2022 - 01/04/2025	1/4/2022	1/4/2025	N/A		N/A (2)
(3)
		LTIP 2023	01/04/2023 - 01/04/2026	1/4/2023	1/4/2026	N/A		N/A (2)
(3)
Sofie Lemlijn	Former General Counsel	LTIP 2023	01/04/2023 - 01/04/2026	1/4/2023	1/4/2026	N/A		a) 2,837	a) 2,837
					(3)			b)41803€	b)47094€
Thierry De Grieze	Former CPO	LTIP 2023	01/04/2023 - 01/04/2026	1/4/2023	1/4/2026	N/A		a) 3,360	a) 3,360
					(3)			b)49510€	b)55776€

Name of director		The main conditions of share plans					Information regarding the reported financial year
	Position						opening balance	during the year		Closing balance
		Specification of plan	Performance period (1)	Award date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares awarded a) total number granted b) value @ grant date	Shares vested a) total number vested b) value @ vest date	Shares subject to a performance condition	Shares awarded and unvested	Shares subject to a retention period
Michael Malliaros	Former General Manager Hellas	LTIP 2023	01/04/2023 - 01/04/2026	1/4/2023	1/4/2026	N/A		a) 4,664	a) 4,664
					(3)			b)68724€	b)77422€

(1) validity of the plan
(2) retired in the course of 2022
(3) plan extinguished to change of control in 2023

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
The vesting is subject for:

•75% to a relative Total Shareholder Return performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award; and
•25% to an absolute Total Shareholder Return of the Company's Shares measured each year for 1/3 of 25% of the award.

Due to the change of control of November 23, 2023, the change of control clause included in this plan was triggered . This resulted in the total vesting of RSU's as per below table.

	Restricted Stock Units Granted	Restricted Stock Units Vested
Former CEO	65,355	49,000
Former COO	38,037	28,518
Former General Counsel	21,240	8,151
Former CFO	45,749	34,300
Former Head of Investor Relations	8,614	6,458
Former General Manager Hellas	14,391	5,102

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

The vesting is subject for:
•75% to a relative Total Shareholder Return performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award; and
•25% to an absolute Total Shareholder Return of the Company's Shares measured each year for 1/3 of 25% of the award.

Due to the change of control of November 23, 2023, the change of control clause included in this plan was triggered . This resulted in the total vesting of RSU's as per below table.

	Restricted Stock Units Granted	Restricted Stock Units Vested
Former CEO	71,003	53,252
Former COO	27,549	20,662
Former General Counsel	15,384	—
Former CFO	33,135	24,852
Former Head of Investor Relations	15,951	11,963

2023 Long Term Incentive Plan

On March 23, 2023 the Supervisory Board, upon recommendation of the Remuneration Committee, has adopted a variable compensation structured as a LTIP Grant composed out of RSUs. Each RSU grants the RSU Holder a conditional right to receive one (1) Share for free upon vesting of the RSU.

The maximum value at grant:
•In the case of the CEO and CFO is 100% of absolute base salary; and
•In the case of the other Management Board members, ranges from 30 to 75% of their respective absolute base salary.

The vesting is subject for:
•75% to a relative Total Shareholder Return performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award; and
•25% to an absolute Total Shareholder Return of the Company's Shares measured each year for 1/3 of 25% of the award.

	Restricted Stock Units Granted	Restricted Stock Units Vested
Former CEO	53,247	53,247
Former COO	20,660	20,660
Former General Counsel	13,844	—
Former CFO	24,849	24,849
Former Head of Investor Relations	10,463	10,463
General Counsel	2,837	2,837
Former CPO	3,360	3,360
General Manager Hellas	4,664	4,664

F.           DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED
COMPENSATION.

Not applicable

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.           Major shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares of which we are aware as of April 1, 2024.

Shareholder	Number	Percentage (1)
CMB NV	177,147,299	80.51%
Saverco NV	24,400	0.01%
Euronav (treasury shares)	25,544,107	11.61%
Other	17,308,907	7.87%

(1)Calculated based on 220,024,713 ordinary shares outstanding as of April 1, 2024 (of which the Company holds 25,544,107 ordinary shares in treasury).
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

B.           Related party transactions
See also "Note 23 - Related parties."
Equity Incentive Plans and Ordinary Shares Issued Thereunder
See "Item 6.A Directors, Senior Management and Employees - E.Share Ownership - Equity Incentive Plans."
Guarantees
For a description of our guarantees, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Guarantees" and our consolidated financial statements included herein.

Properties
Euronav (UK) Agencies Limited leases office space in London from Pret à Manger (Europe) Limited, pursuant to a lease agreement dated March 7, 2023. This lease expires on July 8, 2025.
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

ITEM 8.    FINANCIAL INFORMATION
A.          Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements."
Legal Proceedings
The Group is currently involved in four litigations. If applicable, the necessary provisions related to legal and arbitration proceedings are recorded in accordance with the accounting policy as described in Note 1.17.

The first claim relates to the Suezmax vessel Sienna. The claim was submitted on January 15, 2021 by Unicredit Bank in London with the High Court of Justice of England and Wales. The claim relates to an alleged misdelivery of 101,809 metric tons of low sulfur fuel oil that was transported by the Suezmax vessel Sienna. The charterer, Gulf Petrochem FZC, a company of GP Global, instructed the vessel to discharge the cargo at Sohar without presentation of the bill of lading but against a letter of indemnification issued by the charterer as is customary practice in the crude oil shipping industry. Unicredit bank, who had financed the cargo for an amount of $26,367,200 and allegedly had become the holder of the bill of lading, was not repaid in accordance with the financing arrangements agreed with Gulf Petrochem FZC. As alleged holder of the bill of lading, Unicredit Bank was claiming that amount of $26,367,200 together with interest from Euronav NV. The case went to Trial in London in March 2022 and judgement was handed down in April 2022. Euronav were successful in defending the claims in first instance and in appeal. The Supreme Court refused further appeal, the case is hereby closed.

The second claim relates to advisory services provided by RMK Maritime (RMK). RMK have commenced legal proceedings in the London High Court against Euronav seeking US$12,993,720 in damages in relation to unpaid advisory services provided by RMK to Euronav concerning its merger with Gener8 in 2016 and 2017. RMK are trying to argue that they are entitled to additional compensation beyond the sums they agreed to accept in a written Advisory Agreement. RMK issued the legal proceedings on September 30, 2022, Euronav's Defense was served on December 29, 2022 and RMK's Reply was due on February 16, 2023, but no reply was served. On May 5, 2023, a case management conference (CMC) hearing is scheduled. The case is developing and witness statements are being exchanged, due May 31, 2024.

The third claim relates to the vessel Oceania. Euronav Shipping NV, owner of floating storage vessel Oceania entered a storage contract with Silk Straits.SDN BHD ("Silk Straits"). Pursuant to a back-to-back agreement, Silk Straits has sublet some cargo tanks to Black Swan Petroleum DMCC ("Black Swan"). Black Swan loaded a cargo, purportedly being of Iraqi origin ("the Oil"), using MT Abyss. Euronav received notice from UANI that the Oil was alleged from Iranian origin and therefore in breach of US sanctions. Euronav cooperated with the Department of Justice of the US ("DOJ") which resulted in the delivery of the Oil to the US. Black Swan started proceedings against Euronav in Malaysia for misdelivery. As security, they arrested Oceania and to release the vessel, Euronav has posted a cash security (US$ 45,711,840) with the Malaysian Court. Euronav started arbitration proceedings against Black Swan in London. Euronav has also commenced arbitration proceedings against Silk Straits. The proceedings are at an early stage and therefore management decided no provision is to be recognized for now.

The fourth claim relates to the deal concluded with Frontline. A writ of summons before the Commercial Court of Antwerp on behalf of CMB NV was served on 8 April 2024. An identical summons was served on Euronav NV on the same day. The various entities involved on the Frontline side are also being sued. The preliminary hearing will take place on Tuesday 4 June. The claim of FourWorld and cts. runs more or less parallel with FourWorld's claim before the Labor Court in Brussels, namely the disposal of 3 decisions: the sale of 24 tankers by Euronav to Frontline, the termination of the arbitration procedure between Euronav and Frontline and the take-over of CMB.TECH by Euronav. Damages are provisionally estimated at one EUR pending a final budget. We estimate the merits of FourWorld's claim to be low and rather regard their claims as nuisance. This claim before the Antwerp Commercial Court follows earlier complaints and applications filed by FourWorld against CMB NV before the United States District Court for the Southern District Court of New York and before the Labor Court of the Brussels Court of Appeal in Belgium. In March, the courts both in Belgium and the US rejected all FourWorld's requests to suspend CMB NV's mandatory offer. Consequently, no further proceedings are pending in New York. Before the Labor Court in Brussels, the case on the merits is still pending. The action there basically seeks the same effect as the new proceedings in Antwerp.

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

Capital Allocation Policy and Dividend Policy
Our Supervisory Board may from time to time, declare and pay cash distributions in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends" (intermediary dividends) or "repayment of share premium".

Our current dividend policy is a full discretionary dividend policy as the Supervisory Board believes this approach offers the required flexibility to manage the Company in light of its new strategy.

As part of the distribution policy the Company, the dividend calculation will not include capital gains (reserved for fleet renewal) and deferred tax assets or liabilities but will include capital losses while the policy will at all times be subject to freight market outlook, company balance sheet and cyclicality along with other factors and regulatory requirements. Supervisory Board believes that this approach has the flexibility to manage the Company through the cycle, retaining sufficient capital for fleet renewal whilst simultaneously rewarding shareholders.

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

B.          Significant Changes
Please see Note 28 - Subsequent Events to our Audited Consolidated Financial Statements included herein.

ITEM 9.    OFFER AND THE LISTING
A.          Offer and Listing Details.
Our share capital consists of ordinary shares issued without par value. Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of April 1, 2024, our issued (and fully paid up) share capital was $239,147,505.82 which is represented by 220,024,713 ordinary shares with no par value.  The fractional value of our ordinary shares is $1.086912 per share.

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

Dividend Rights
For a summary of our dividend policy and legal basis for dividends under Belgian law, see "Item 8: Financial Information – Capital Allocation Policy and Dividend Policy ".

Liquidation Rights
In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes shall be distributed to the holders of our ordinary shares, each receiving a sum proportional to the number of our shares held by them, subject to prior liquidation rights of any preferred stock that may be outstanding.
Directors
Prior to February 20, 2020, before implementation of the Belgian Code of Companies and Associations (CCA), the Board of Directors was the ultimate decision-making body of the Company, with the exception of the matters reserved to the Shareholders' Meeting as provided by law or the Articles of Association.

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

Article 7:115 of the CCA provides that if one of our Supervisory Board members directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the authority of the Supervisory Board, the conflicted member shall inform the other members of such conflict before the Supervisory Board has decided on the relevant matter. The statutory auditor must also be notified. The conflicted member's statement and explanation as to the nature of the conflict of interest shall be included in the meeting minutes enacting the decision on the relevant matter and shall be disclosed in accordance within article 7:115 of the CCA. The Supervisory Board shall deliberate and decide on the relevant matter without participation of the conflicted member(s). The Supervisory Board may not delegate this decision. If all members of the Supervisory Board have such conflict of interest, the relevant matter is referred to by the Supervisory Board to a general meeting of shareholders. If the General Meeting approves the relevant decision or transaction is approved at such general meeting, the Supervisory Board is authorized to execute same.

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
The convening notice for each general shareholders' meeting shall be disclosed to our shareholders in compliance with all applicable legal terms and provisions, including www.euronav.com
In general, there is no quorum requirement for the general shareholders' meeting and decisions are taken with a simple majority of the votes, except as provided by law on certain matters.
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

Purchase and Sales of Our Own Shares
Article 13 of the Articles of Association contains the principle that the Company and its direct and indirect subsidiaries may acquire and sell the Company's own shares under the conditions laid down by law. With respect to the acquisition of the Company's own shares, a prior resolution of the General Meeting is required to authorize the Company to acquire its own shares. Such an authorization was granted by at a special general meeting on June 23, 2021 and remains valid for a period of five years as from the publication in the Annexes to the Belgian Official Gazette of the decision taken by such general meeting.
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

E. Taxation

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership of our ordinary shares. This discussion does not purport to deal with the tax consequences of owning ordinary shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our ordinary shares through partnerships or other pass-through entitles, investors that own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, persons that will hold the ordinary shares as part of a hedging transaction, "straddle" (conversion transaction) persons who are deemed to sell the ordinary shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement," persons subject to the "base erosion and anti-avoidance" tax, and persons who are liable for an alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who purchase ordinary and hold the ordinary shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the "Company," "we" and "us" are to Euronav NV and its subsidiaries on a consolidated basis.
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

Exemption of Operating Income from U.S. Federal Income Taxation

Under the U.S.-Belgium income tax treaty, or the US-Belgian Treaty, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. We believe that we satisfy the requirements for exemption under the Belgian Treaty for our 2023 taxable year and expect to continue to do so for our future taxable years. Alternatively, we may qualify for exemption under Section 883, as discussed below.

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

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our ordinary shares are "primarily traded" on the NYSE for this purpose even though the ordinary shares are also listed and traded on Euronext Brussels.

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

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test". We believe we satisfied the trading frequency and trading volume tests for the 2023 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2023 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Stockholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.

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

Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if (a) Euronav is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of Euronav's earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of its dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of Euronav's earnings and profits from sources within the U.S. for such taxable year divided by the total amount of Euronav's earnings and profits for such taxable year.

The rules related to U.S. foreign tax credits are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available.

Special rules may apply to any "extraordinary dividend" generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Non-Corporate Holder's adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in a share of ordinary shares paid by us. If we pay an "extraordinary dividend" on our ordinary shares that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.

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

Sale, Exchange or other Disposition of Ordinary shares

Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. The U.S. Holder's initial tax basis in its shares generally will be the U.S. Holder's purchase price for the shares and that tax basis will be reduced (but not below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under "-United States Federal Income Taxation of U.S. Holders-Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•At least 75 percent of the corporation's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•At least 50 percent of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (the portion of any distributions received by the Non-Electing Holder on our ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period before the taxable year for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of our ordinary shares. Under these special rules:

•The excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the ordinary shares;
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

Belgian taxation of dividends on ordinary shares

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Code of Companies and Associations is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the contributions made in exchange for the issuance of profit sharing certificates. However, a repayment of capital decided upon by the shareholders' meeting as of January 1, 2018 and which is carried out in accordance with the Belgian Code of Companies and Associations is partly considered to be a dividend distribution, more specifically with respect to the portion that is deemed to be the distribution of the existing taxed reserves (irrespective of whether they are incorporated into the capital) and/or of the tax-free reserves incorporated into the capital. Such portion is determined on the basis of the ratio of the taxed reserves (except for the legal reserve up to the legal minimum and certain unavailable reserves) and the tax-free reserves incorporated into the capital (with a few exceptions) over the aggregate of such reserves and the fiscal capital.

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

As mentioned above, any dividends or other distributions made by the Company to shareholders owning its ordinary shares will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of Council Directive 2011/96/EU dated November 30, 2011 (the "Parent-Subsidiary Directive"), or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply, and shareholders residing in countries other than Belgium are advised to consult their local advisors regarding the tax consequences of dividends or other distributions made by the Company. Shareholders of the Company residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any country other than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

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

Belgian resident individuals

For Belgian resident individuals who acquire and hold the ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report (the gross amount of) the dividends in their personal income tax return. Where such an individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer's overall declared income (local surcharges will not apply). The first EUR 800 (amount applicable for income year 2023, EUR 833 for income year 2024) of reported ordinary dividend income will be exempt from Belgian tax. This exemption from Belgian tax has to be claimed by each taxpayer via their tax declaration. For the avoidance of doubt, all reported dividends are taken into account to assess whether the said maximum amount is reached. In addition, if the dividends are reported, the Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the final personal income tax liability by at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the ordinary shares. This condition is not applicable if the individual can demonstrate that he has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends.

For Belgian resident individuals who acquire and hold the ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and will, in such case, be taxable at the investor's personal income tax rate with the addition of local surcharges. The Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the final personal income tax liability by at least EUR 2.50, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if the investor can demonstrate that he has held the full legal ownership of the ordinary shares for an uninterrupted period of twelve months prior to the attribution of the dividends.

Belgian resident companies

Corporate income tax

For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 25% for assessment year 2025 in relation to financial years starting on or after January 1, 2024, unless the reduced corporate income tax rates apply. Subject to certain conditions, a reduced corporate income tax rate of 20% as of year 2020 (i.e., for financial years starting on or after January 1, 2020) applies for Small and Medium Sized Enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Code of Companies and Associations) on the first EUR 100,000 of taxable profits.

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

If the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") which is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

As a general rule, Belgian resident companies can (subject to certain limitations) deduct 100% of gross dividends received from their taxable income (Dividend Received Deduction Regime), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds the ordinary shares representing at least 10% of the share capital of the Company or a participation in the Company with an acquisition value of at least EUR 2,500,000; (2) the ordinary shares have been held or will be held in full ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code or the "Article 203 ITC Taxation Condition" are met; and (4) the anti-abuse provision contained in Article 203, §1, 7° of the Belgian Income Tax Code is not applicable (together, the "Conditions for the application of the Dividend Received Deduction Regime"). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the Dividend Received Deduction Regime to apply.

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

Please note that the above described Dividend Received Deduction Regime and the withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless there is evidence to the contrary, that this arrangement or this series of arrangements is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Belgian resident organizations for financing pensions

For organizations for financing pensions or OFPs, i.e., Belgian pension funds incorporated in the form of an OFP ("organismen voor de financiering van pensioenen"/"organismes de financement de pensions") within the meaning of Article 8 of the Belgian Act of October 27, 2006, the dividend income is generally tax exempt.

Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.

If the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") which is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

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

Dividends distributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity may be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 800 (amount applicable for income year 2023 - EUR 833 for income year 2024) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the ordinary shares) are taken into account to assess whether the said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied is credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return must be filed by the non-resident individual, any Belgian withholding tax levied could in principle be reclaimed by filing a certified, dated and signed written request addressed to the tax official of the Centre for Foreign Taxpayers ("Centrum Buitenland"/"Centre Etrangers"). Such a request must be filed no later than on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain supporting documents.

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
As mentioned above, if the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") which is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

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

A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive, as amended by Directive 2003/123/EC of December 22, 2003, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to a "besloten vennootschap met beperkte aansprakelijkheid"/"société privée à responsabilité limitée", a "coöperatieve vennootschap met onbeperkte aansprakelijkheid"/"société cooperative à responsabilité illimitée" and a "gewone commanditaire vennootschap"/"société en commandite simple" should also be understood as a reference to the "besloten vennootschap"/"société à responsabilité limitée", the "coöperatieve vennootschap"/"société cooperative", and the "commanditaire vennootschap"/"société en commandite" respectively); (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime. The Company should also meet the aforementioned conditions in order for the exemption to be applicable.

To benefit from this exemption, the non-resident company must provide the Company or its paying agent at the latest upon the attribution of the dividends with a certificate confirming its qualifying status and the fact that it meets the three aforementioned conditions.

If the non-resident company holds a minimum participation for less than one year at the time the dividends are paid on or attributed to the ordinary shares, the Company must deduct the withholding tax but does not need to transfer it to the Belgian Treasury provided that the non-resident company provides the Company or its paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the ordinary shares, and its commitment to hold the ordinary shares for an uninterrupted period of at least one year. The non-resident company must also inform the Company or its paying agent when the one-year period has expired or if its shareholding drops below 10% of the Company's share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax which was temporarily withheld will be paid to the non-resident company.

Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (‘‘rechtshandeling of geheel van rechtshandelingen''/"acte juridique ou un ensemble d'actes juridiques'') for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless there is evidence to the contrary, that this arrangement or this series of arrangements is not genuine (‘‘kunstmatig''/"non authentique'') and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality. Pursuant to recent jurisprudence of the European Court of Justice, the withholding tax exemption may even be refused if the receiving Parent Company cannot be considered as the beneficial owner of the dividends.

Dividends distributed by a Belgian company to a non-resident company will be exempt from withholding tax, provided that (i) the non-resident company is established in the European Economic Area or in a country with which Belgium has concluded a tax treaty that includes a qualifying exchange of information clause, (ii) the non-resident company is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (iii) the non-resident company does not satisfy the 10% participation threshold but has a participation in the Belgian company with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to ordinary shares which are or will be held in full ownership for at least one year without interruption; and (v) the non-resident company has a legal form as listed in the annex to the Parent-Subsidiary Directive, as amended from time to time, or has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to a "besloten vennootschap met beperkte aansprakelijkheid"/"société privée à responsabilité limitée", a "coöperatieve vennootschap met onbeperkte aansprakelijkheid"/"société cooperative à responsabilité illimitée" and a "gewone commanditaire vennootschap"/"société en commandite simple" should also be understood as a reference to the "besloten vennootschap"/"société à responsabilité limitée", the "coöperatieve vennootschap"/"société cooperative" and the "commanditaire vennootschap"/"société en commandite" respectively) and that is governed by the laws of another Member State of the EEA, or by the law of a country with which Belgium has concluded a qualifying double tax treaty. This exemption applies to the extent that the withholding tax which would have been due if this exemption did not exist would not be creditable nor reimbursable in the hands of the non-resident company. The Company should also meet conditions (ii) and (v) in order for the exemption to be applicable.

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

Capital gains realized by a Belgian resident individual are however taxable at 33% (plus local surcharges), unless the capital gain on the ordinary shares is deemed to be realized within the scope of the normal management of private estate. Only the net capital gain will be taxed. Capital losses are, however, not tax deductible. Moreover, capital gains realized by Belgian resident individuals on the disposal of the ordinary shares to a non-resident company (or body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, in each case established outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in the Company (i.e., a shareholding of more than 25% in the Company). Capital losses arising from such transactions are, however, not tax deductible.

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

Annual tax on securities accounts

The law of February 17, 2021 on the introduction of an annual tax on securities accounts (the "Law of February 17, 2021") has introduced an annual tax on securities accounts into Belgian law effective as from February 26, 2021. Pursuant to the Law of February 17, 2021, a 0.15% tax is applicable to Belgian residents and non-residents who hold securities accounts with an average value, over a period of twelve consecutive months starting on October 1 and ending on September 30 of the subsequent year, higher than EUR 1,000,000. The ordinary shares are principally qualifying securities for the purposes of this tax.
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

The annual tax on securities accounts is in principle due by the financial intermediary established or located in Belgium. Otherwise, the annual tax on securities accounts needs to be declared and is due by the holder of the securities accounts itself, unless the holder provides evidence that the annual tax on securities accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In that respect, intermediaries located or established outside of Belgium could appoint an Annual Tax on Securities Accounts Representative in Belgium. Such a representative is then liable towards the Belgian Treasury ("Thesaurie"/"Trésorerie") for the annual tax on securities accounts due and for complying with certain reporting obligations in that respect. If the holder of the securities accounts itself is liable for reporting obligations (e.g., when a Belgian resident holds a securities account abroad with an average value higher than EUR 1,000,000), the tax return for the annual tax on securities accounts must be filed on 15 July of the year following the year on which the tax was calculated, at the latest, irrespective of whether the Belgian resident is an individual or a legal entity. In the latter case, the annual tax on securities accounts must be paid by the taxpayer on August 31 of the year following the year on which the tax was calculated, at the latest.

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

Belgian tax on stock exchange transactions

The purchase and the sale and any other acquisition or transfer for consideration of existing ordinary shares (secondary market transactions) is subject to the Belgian tax on stock exchange transactions ("taks op de beursverrichtingen"/"taxe sur les opérations de bourse") if it is (i) executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium or by legal entities for the account of their seat or establishment in Belgium (both referred to as a "Belgian Investor"). The tax on stock exchange transactions is not due upon the issuance of new ordinary shares (primary market transactions).

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
Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis (Tonnage Tax Regime – An alternative way of calculating taxable income of operating qualifying ships. Taxable profits are calculated by reference to the net tonnage of the qualifying vessels a company operates, independent of the actual earnings (profit or loss) for Belgian corporate income tax purposes). This Tonnage Tax Regime was initially granted for 10 years and was renewed for an additional 10-year period in 2013. The Belgian Ruling Commission formally confirmed that the Tonnage Tax Regime applies until the end of 2023. The application for prolongation of this Tonnage Tax Regime as from 2024 was timely filed before the end of 2023 and is currently pending for approval.

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

The proposed Financial Transaction Tax (FTT)

On February 14, 2013 the EU Commission adopted a Draft Directive on a common Financial Transaction Tax (FTT). Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the "Participating Member States") are seeking a compromise under "enhanced cooperation" rules, which require consensus from at least nine nations. Earlier, Estonia dropped out of the negotiations by declaring that it would not introduce the FTT.

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

Pillar Two

On December 20, 2021, the OECD released the Pillar Two Model Rules (also referred to as the "Anti Global Base Erosion" or "GloBE" Rules). These rules are part of the Two-Pillar Solution to address the tax challenges of the digitalization of the economy that was agreed by 137 member jurisdictions of the OECD/G20 Inclusive Framework on BEPS and endorsed by the G20 Finance Ministers and Leaders in October 2021.

Council Directive (EU) 2022/2523 of December 14, 2022 (the "Minimum Tax Directive") provides a common set of rules for EU Member States to implement the Pillar Two Model Rules in their national laws. The rules are intended to ensure a global minimum level of taxation of 15% for multinational enterprise groups and large-scale domestic groups in the EU. The rules will apply to multinational enterprise groups and large-scale domestic groups in the EU with combined financial revenues of more than EUR 750 million a year. They will apply to any large group, both domestic and international, with a parent company or a subsidiary situated in an EU Member State. The Minimum Tax Directive includes a common set of rules on how to calculate the 15% effective minimum tax rate. If the minimum effective rate is not imposed by the country where the parent company or the subsidiary is based, there are provisions for the EU Member State of the parent company to apply a "top-up" tax.
EU Member States had until December 31, 2023 to transpose the Minimum Tax Directive into national legislation with the rules to be applicable for fiscal years starting on or after December 31, 2023, with the exception of the Undertaxed Profit Rule (UTPR) which will be applicable for fiscal years starting on or after December 31, 2024. Belgium has timely implemented the Minimum Tax Directive by the law of December 19, 2023. Countries outside the EU are also starting to implement the Pillar Two Model Rules as agreed by the G20/OECD Inclusive Framework on BEPS in their national laws.

Under the Pillar Two Model Rules as provided by the Minimum Tax Directive and as implemented in Belgium, the income (or loss) is calculated based on financial accounts, which provides a base that is harmonized across all jurisdictions. Certain adjustments are provided to align the financial accounts with tax purposes, including an exclusion for international shipping income and safe harbour rules. Countries may introduce domestic minimum taxes.

The company is currently analysing the above tax rules to ensure timely compliance. The implementation of these rules by EU Member States and other countries may impact the future net results of the Company.

ATAD3

On December 22, 2021, the EU Commission published a draft directive to "tackle the misuse of shell entities for tax purposes" ("ATAD3" or the "Unshell Directive"). The draft directive is intended to be implemented in national legislation by January 1, 2025, but negotiations are however still pending.

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

FASTER

On June 19, 2023, the the EU Commission published a draft directive "on Faster and Safer Relief of Excess Withholding Taxes" ("FASTER"). The draft directive is intended to be implemented in national legislation by January 1, 2027.

FASTER aims to simplify and standardize the procedures in order to obtain a refund of withholding tax by introducing a common EU digital tax residence certificate and two fast-track procedures complementing the existing standard refund procedure.

Investors should consult their own professional advisors in relation to FASTER.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk
We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured and unsecured credit facilities. Until June 30, 2023 the majority of interest rate risk was related to LIBOR. Since July 1, 2023 all amounts borrowed under the credit facilities bear interest at a rate equal to SOFR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percent increase in SOFR would have increased our interest expense for the year ended December 31, 2023 by approximately $13.8 million ($15.6 million in 2022).
Currency risk
We are exposed to currency risk related to our operating expenses and treasury notes expressed in euros. In 2023, about 19.1% of the total operating expenses were incurred in euros (2022: 15.4%). Revenue and financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2023 would have decreased our profit or loss by $13.4 million (2022: $11.0 million). A 10 percent weakening of the euro against the dollar at December 31, 2023 would have had the equal but opposite effect.
Credit risk
We are exposed to credit risk from our operating activities (primarily for loans and guarantees, trade receivables, and available liquidity under our credit revolving facilities) and from our financing activities, including credit risk related to undrawn portions of our facilities and deposits with banks and financial institutions. We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions. The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on the rating agency, Standard & Poor's Financial Services LLC. Euronav employs a robust risk management framework to evaluate and address customer risk effectively. Through a detailed assessment, Euronav evaluates customers based on credit and financial risk criteria sourced from specialized providers, direct interactions, and internal business intelligence, dictating various aspects of engagement such as credit exposure limits, payment terms, and acceptability of indemnity letters. Management oversees categorization and risk mitigation measures, especially for higher-risk customers. Regular assessments and ongoing monitoring allow Euronav to adapt to evolving risks, ensuring prudent business relationships.
Market risk
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant portion of our vessels are currently exposed to the spot market. Every increase (decrease) of $1,000 on a spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by $20.3 million in 2023 (2022: $21.3 million).
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

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B. Management's annual report on internal control over financial reporting.

In accordance with Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2023 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2023 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).

C. Report of Independent Registered Public Accounting Firm.

Shareholders and Board of Directors
Euronav NV
Antwerp, Belgium

Opinion on Internal Control over Financial Reporting

We have audited Euronav NV’s (the “Company’s”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of December 31, 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes and our report dated April 10, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ BDO Bedrijfsrevisoren BV
Zaventem, Belgium
April 10, 2024

D. Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the NYSE, the U.S. exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as the Audit and Risk Committee, whose members as of March 31, 2024, are Mr. De Brabandere, as Chair, Ms. Scheers and Mr. Molis.

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
Shareholders may also request a copy of our code of conduct at no cost, by writing or telephoning us at the following address:
Euronav NV, De Gerlachekaai 20, 2000 Antwerpen, Belgium.
Telephone: +32 3 247 44 11

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES

In accordance with the provisions mentioned in Article 27 of the Company’s Articles of Association, the Company’s Independent Auditor is appointed by the general shareholders’ meeting for a renewable period of three years.

Our principal accountants for the year ended December 31, 2023 were BDO Bedrijfsrevisoren BV/SRL (BDO) - BDO Réviseurs d'Entreprises (PCAOB ID: 1432), located at Da Vincilaan 9 E.6, Zaventem, B1930, Belgium.

Our principal accountants for the year ended December 31, 2022 were KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises BV/SRL (KPMG) (PCAOB ID: 1050), located at Luchthaven Brussel Nationaal 1K, Zaventem, B1930, Belgium.

The following table sets forth the fees related to audit, tax and other services provided by BDO (2023) and KPMG (2022).

(in U.S. dollars)	December 31, 2023	December 31, 2022
Audit fees	1,914,792	1,002,174
Audit-related fees	—	147,070
Taxation fees	19,250	749
All other fees	78,365	21,865
Total	2,012,408	1,171,858

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

The 2023 audit fees include fees for the legally required review procedures in light of the Q2 and Q3 interim dividend and the related party procedures regarding the deal with Frontline and the acquisition of CMB.TECH.

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

More specifically the audit-related services for Euronav in 2022 are related to the issuance of a report in accordance with article 7:116 (7:97) of the Belgian Companies' and Associations' Code in relation to historical financial and accounting information included in the minutes of the Supervisory Board and in the minutes of the Committee of independent directors on any decision or for any transaction to implement a decision related to a related party within the meaning of the International Financial Reporting Standards adopted in accordance with Regulation (EC) 1606/2002, and to the issuance of a consent letter with respect to the inclusion or incorporation by reference of previously issued 2022 auditor's report in view of a Form F-4 filing.

Taxation Fees

Tax fees in 2023 were related to tax compliance services.

All other Fees
The other fees are related to an Agreed upon Procedures engagement on the written statement of Euronav NV (the "Company" or "Euronav") on the job creation and preservation commitments pursuant to article 22/2, 7° of the Flemish Region Act of February 6, 2004, as amended, supplemented or extended from time to time, for Euronav in the context of the Company's compliance with the Flemish Government Decree of April 15, 2009, as amended, supplemented or extended from time to time, in respect of the guarantee agreement of April 7, 2021. The 2023 other fees also relate to the agreed upon procedures in Tankers International regarding TI Pool revenue and iXBRL review in Tankers UK Agencies & International. The 2022 other fees also relate to services in connection with EMIR Agreed upon Procedures support.

The Supervisory Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the approval of each of the additional audit and non-audit related services to be provided by the appointed auditor under such engagement by the Company. All services provided by the principal auditors in 2023 and 2022 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
As set out in the Form 20-F for the year ended December 31, 2022, during 2022 Euronav carried out a mandatory audit retendering process, as a result of which BDO Bedrijfsrevisoren BV has replaced KPMG as the company’s auditor for the year ended December 31, 2023 onwards and as appointed on May 17,2023.

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
Independence of Directors.
The NYSE requires that a U.S. listed company maintain a majority of independent directors. Our Supervisory Board currently consists of five members, three of which are considered independent. These three Independent Directors are Ms. Julie De Nul, Mr. Patrick Molis and Ms. Catharina Scheers.
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
Proxies.
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements in connection with meetings of the Company's shareholders as required by U.S. companies under the NYSE listing rules and regulations. As provided in our Coordinated Articles of Association, the designation of a proxy holder by a shareholder will occur as stated in the convening notice for the respective meeting of shareholders. The Supervisory Board of the Company may decide on the form of the proxies and may stipulate that the same be deposited at the place it indicates, within the period it fixes and that no other forms will be accepted.
Information about our corporate governance practices may also be found on our website, http://www.euronav.com, in the section "Investors" under "Corporate Governance." The information contained on our website does not form a part of this annual report.

Clawback Policy:
On December, 5, 2023, we adopted a policy regarding the recovery of erroneously awarded compensation ("Clawback Policy") in accordance with the applicable rules of the New York Stock Exchange and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. The Supervisory Board administers our Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery. See "Exhibit 4.44 Clawback Policy".

ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.     INSIDER TRADING DISCLOSURE

The "Insider Trading Policy - Dealing Code" is filed as an Exhibit 2.3 to this annual report.

ITEM 16K.     CYBERSECURITY

Euronav is actively working towards establishing itself as a trustworthy resilient shipping organization giving high priority on cybersecurity. Throughout 2023, the heightened awareness on cybersecurity matters within Euronav has been instrumental in identifying and addressing critical cybersecurity challenges both onshore and offshore.

The evolving threat landscape, the broadening attack surface, and the ongoing commitment to transparency necessitate active collaboration with our strategic partners. Together, we are dedicated to securing and fortifying a reliable information security data platform that prioritizes data security. This commitment aligns seamlessly with our enhanced cybersecurity and data protection policy, inclusive of comprehensive mitigation measures and a meticulously incident response plan. We conduct regular risk assessments for both Operational Technology (OT) and Information Technology (IT) systems, implementing corresponding mitigating actions.

Our IT organisation continually monitors for threats using a variety of tools, processes, and third-party auditing. A third party organization has installed a "Security Information and Event Management" (SIEM) / "Security Operations Center" (SOC) to monitor and respond security incidents.

When threats are identified our Computer Security Incident Response Team (CSIRT) is activated to contain, eradicate, and recover from the incident swiftly and methodically. The CSIRT is described in detail in the IT Processes and Policies.

Euronav places a strong emphasis on the continuous training of shore-based personnel, crew, and contractors in cybersecurity protocols. Regular updates are designed to ensure that our team remains well-versed in the latest developments. Additionally, cybersecurity awareness training sessions and exercises are conducted for both onshore and onboard personnel.

Our fleet endeavours to be at the forefront of adopting secure technologies. Collaborating closely with service and product vendors is pivotal in validating real-world, standards-based cybersecurity capabilities that effectively address business needs onboard. Our goal is to introduce advanced cybersecurity measures and secure infrastructure that not only inspire technological innovation but also foster the growth of our fleet.

We achieve this through:

Practical Cybersecurity:
a.Implementation of standards-based, cost-effective, repeatable, and scalable cybersecurity solutions to secure data and digital infrastructure.

Cyber Compliance:
a.Employing methods and tools to ensure compliance with cybersecurity best practices and regulatory frameworks.

Vulnerability scans :
a.To enhance our cybersecurity posture, we have also incorporated regular vulnerability scans into our cybersecurity strategy.
b.These scans play a pivotal role in identifying and addressing potential weaknesses, contributing to the overall resilience of our systems and data protection measures.
c.This proactive approach ensures that our cybersecurity initiatives remain adaptive and responsive to the evolving threat landscape.

Centralized Management and Monitoring:
a.Implementing a Remote Management and Monitoring platform to gain a comprehensive overview of the fleet.
b.Providing secure, monitored, and recorded remote access to vessel assets.

Commitment on Cybersecurity audit of the IT landscape by external partner
a.On a yearly basis, a cybersecurity audit is planned. Every other year, a vulnerability scan is included. The other year a Penetration testing (better known as PEN testing) is completed.

b.We routinely coordinate with auditors and other third-party partners, to help ensure our systems are evaluated and held to the utmost security standards. The outcome of these sessions results in policy and procedure updates to prevent and resolve cybersecurity incidents in a timely manner.

Advanced Antivirus and Endpoint Detection and Response (EDR):
a.Euronav has deployed an EDR solution for continuous monitoring and response to advanced threats on endpoints. An escalation matrix to action Critical and High impact incidents is put in place to ensure consistent coverage and actioning of these incidents.
b.Establishing a centralized dashboard for fleet-wide visibility into endpoint security status and alerts.

Governance on Cybersecurity Strategy, Continuous Improvement and Incident Response
a.An overview of cybersecurity incidents, detailing what the criticality is of the incident, who is involved, what is involved, and what is being done to mitigate all risks associated with the incident, is to be provided at our IT Steering Committee meetings. Based on critical incidents reported, plans for measures to avoid these incidents from happening in the future are decided on the Steering Committee and follow up on implementation is done in subsequent Steering Committees.
b.Cyber Security incidents classified as critical and having financial impact are communicated immediately to all members of the IT Steering Committee by the CISO (= or the Chief Information Security Officer).
c.Within our IT organisation, a monthly meeting is held to review all aspects of cybersecurity. Discussion topics include, but are not limited to, current or recent incidents, upcoming threats, review of software and hardware vulnerabilities, upcoming policy and procedure changes, and recommendations from third party partners are a few examples of topics discussed.

Members of the IT Steering Committee:
include all members of the Management Board;
our Internal Audit team;
OPS Director;
our Head of Accounting;
our Heads of business units (ESMH - CMB TECH - WindcatWorkboats);
and our Head of IT (Accountable and Responsible).

Our Head of IT is responsible for assessing and managing all risks from Cyber Security threats, assisted by the CISO reporting to the Head of IT. Our CISO (Chief Information Security Officer) is qualified to assess all risks from Cyber Security Threats.

All cybersecurity incidents in 2023 were detected and resolved in an efficient manner. Due to the swift and methodical actions taken by the IT Organization, external security operations partners, and other relevant stakeholders there were no material adverse effects on the Company's business, strategies, or visions.

We continually strive to advance and adapt to the evolving world of cybersecurity so that we may resolve any future cybersecurity incidents using improved techniques and processes.

Euronav remains steadfast in its commitment to fortifying its cybersecurity posture, embracing technological advancements, and fostering a secure environment for its maritime operations.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18.    FINANCIAL STATEMENTS
The financial statements, together with the report of BDO Bedrijfsrevisoren - BDO Réviseurs d'enterprises thereon, are set forth on page F-2 and are filed as a part of this report.
The financial statements, together with the report of KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL thereon, are set forth on page F-4 and are filed as a part of this report.

ITEM 19.    EXHIBITS

Exhibit Number	Description

1.1	Coordinated Articles of Association (11)

2.1	Form of Ordinary Share Certificate (1)

2.2	Description of Securities (11)

2.3	Insider Trading Policy - Dealing Code

4.1	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.2	$700 Million Senior Secured Credit Facility, dated August 28, 2019 (9)

4.3	Nordic Bond Tap Issue Addendum (9)

4.4	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 19, 2018 (8)

4.5	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated November 12, 2018 (8)

4.6	Side Letter to Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 4, 2019 (8)

4.7	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated February 7, 2019 (8)

4.8	Supplemental Agreement to a $173.5 Million Senior Secured Credit Facility, dated August 7, 2018 (8)

4.9	Supplemental Letter Relating to the $750.0 Million Secured Loan Facility, dated August 30, 2016 (4)

4.10	Co-ordination Deed relating to a $173.5 Million Senior Secured Credit Facility, dated August 9, 2018 (8)

4.11	Notification Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.12	Dealer Accession Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.13	$108.5 Million Senior Secured Credit Facility, dated April 25, 2017 (6)

4.14	Dealer Agreement Relating to a €50 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated June 6, 2017 (6)

4.15	Domiciliary Agency Agreement, dated June 6, 2017 (6)

4.16	Service Contract Concerning the Issue of Dematerialized Treasury Certificates and Certificates of Deposit, dated June 2, 2017 (6)

4.17	Bond Terms for a Senior Unsecured Bond Issue, dated May 30, 2017 (6)

F-

4.18	Agreement regarding the Bond Trustee's Fees, dated May 30, 2017 (6)

4.19	$173.5 Million Senior Secured Credit Facility, dated March 22, 2018 (7)

4.20	$220 Million Senior Secured Credit Facility, dated March 29, 2018 (7)

4.21	Guarantee, dated March 29, 2018, Relating to $220 Million Senior Secured Credit Facility dated March 29, 2018 (7)

4.22	Supplemental Dealer Agreement relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.23
Side Letter to Supplemental Letter No. 2 dated January 4, 2019 in respect of the change of ownership of m/t "NAUTIC" (renamed "NAUTICA" upon her transfer from the Marshall Islands to the Liberian flag and change of her ownership) from EURONAV TANKERS NV to EURONAV NV (9)

4.24	Supplemental Letter No. 3 dated February 7, 2019 in respect of the change of ownership of m/t "SARA" from EURONAV TANKERS NV to EURONAV NV (9)

4.25	Supplemental Letter No. 4 dated May 3, 2019 in respect of the change of ownership of m/t "SANDRA" from EURONAV TANKERS NV to EURONAV NV (9)

4.26	Supplemental Letter No. 5 dated May 23, 2019 in respect of the change of flag of m/t "SIMONE" from Belgian to French flag (9

4.27	$713 Million Secured Revolving Credit Facility, dated September 11, 2020 (10)

4.28	$80 Million Revolving Credit Facility Agreement, dated April 7, 2021 (11)

4.29	Bond Terms for a Senior Unsecured Bond Issue, dated September 10, 2021 (11)

4.30	$73.45 Million Term Loan Facility, dated December 2, 2021 (11)

4.31	$150 Million Loan Agreement, dated June 21, 2022 (12)

4.32	$377 Million Loan Agreement, dated December 6, 2022 (12)

4.33	$377 Million Supplemental Agreement, dated March 17, 2023

4.34	$190 Million Facility Agreement, dated June 29, 2023

4.35	$1,290,000,000 Facility Agreement, dated November 7, 2023

4.36	2017 Long Term Incentive Plan (4)

4.37	2018 Long Term Incentive Plan (7)

4.38	Transaction Based Incentive Plan (8)

4.39	2019 Long Term Incentive Plan (9)

4.40	2020 Long Term Incentive Plan (9)
F-

4.41	2021 Long Term Incentive Plan (11)

4.42	2022 Long Term Incentive Plan (12)

4.43	2023 Long Term Incentive Plan

4.44	Clawback Policy

8.1	List of subsidiaries and joint ventures

11.1	Code of Conduct (11)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.3	Consent of Independent Registered Public Accounting Firm (BDO)

15.5	Consent of Independent Registered Public Accounting Firm (KPMG)

15.6	Consent of Seward & Kissel LLP

101	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Statement of Financial Position as of December 31, 2023, 2022 and 2021
(2) Consolidated Statement of Profit or Loss for the years ended December 31, 2023, 2022 and 2021
(3) Consolidated Statement of Comprehensive Income as of December 31, 2023, 2022 and 2021
(4) Consolidated Statements of Changes in Equity as of December 31, 2023, 2022 and 2021
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
(6) Notes to the Consolidated Financial Statements.

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
(4)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(5)Filed as an exhibit to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 22, 2017 and incorporated by reference herein.
(6)Filed as an exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-223039 and incorporated by reference herein.
(7)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
F-

(8)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(9)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(10)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(11)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.
(12)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2022 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURONAV NV

	By:	/s/ Ludovic Saverys
Name: Ludovic Saverys Title: Chief Financial Officer
Date: April 10, 2024
F-

Table of contents	EURONAV NV

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Euronav NV
Antwerp, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Euronav NV (the “Company”) as of December 31, 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (“COSO”) and our report dated April 10, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

Assessment of impairment indicators for vessels in the Tankers segment

As discussed in Note 1 and Note 8 to the consolidated financial statements, at each reporting date, the Company evaluates the carrying value of vessels for impairment at the level of the cash generating unit (CGU), by identifying events or changes in circumstances that indicate the carrying value of these CGUs may not be recoverable. The Company did not identify impairment indicators for its CGUs included in the Tankers segment as of December 31, 2023.

We identified the assessment of the potential impairment indicators over the carrying value of vessels included in the Tankers segment as a critical audit matter. As discussed in Note 2 to the consolidated financial statements, the net carrying value of vessels in the Tankers segment (vessels, assets under construction and right-of-use assets) amounts to $1,573.5 million representing 46% of the Company’s total assets. The Company's evaluation of the existence of impairment indicators considers both internal and external data, such as vessel and crude oil supply and demand trends, and changes in

Table of contents	EURONAV NV

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

•We evaluated the design and tested the operating effectiveness of the internal control related to the assessment of the existence of internal and external impairment indicators; and
•We evaluated the information and assumptions used by the Company in its assessment of the existence of impairment indicators by comparing information such as vessel and crude oil supply and demand trends, and changes in the extent and manner in which vessels are expected to be used, to historical information, external third-party information such as brokers’ valuation reports and other industry data as well as to internal data.

Emphasis of matter - Significant related party transaction with shareholders

As discussed in Notes 3, 8 and 17 to the consolidated financial statements, an agreement was reached between the shareholders CMB NV ("CMB") and Frontline plc/Famatown Finance Ltd ("Frontline") on a transaction involving multiple interdependent agreements. Part of the agreement is the sale of 24 VLCC tankers from the Euronav fleet for a total of $2.35 billion. A total of eleven VLCC tankers have been delivered before December 31, 2023, resulting in a realized gain of $323.3 million. Thirteen VLCC tankers, that were part of the fleet sale to Frontline, have been accounted for as an asset held for sale for a total carrying value of $862.6 million. Resulting from this transaction, the remaining Euronav fleet has been refinanced in a Global Refinancing of $1,290.0 million. Our opinion is not modified with respect to this matter.

/s/ BDO Bedrijfsrevisoren BV
We have served as the Company's auditor since 2023.
Zaventem, Belgium
April 10, 2024

Table of contents	EURONAV NV

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board Euronav NV:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Euronav NV and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Herwig Florent Henri Carmans
Bedrijfsrevisor/Réviseur d’Entreprises

KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL
We served as the Company’s auditor from 2004 to 2023.

Zaventem, Belgium
April 12, 2023

Consolidated Statement of Financial Position
(in thousands of USD)

	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Vessels (Note 8)	1,629,570	3,057,933
Assets under construction (Note 8)	106,513	228,429
Right-of-use assets (Note 8)	32,936	21,493
Other tangible assets (Note 8)	644	762
Intangible assets (Note 9)	14,194	15,746
Receivables (Note 11)	2,888	34,825
Investments in equity accounted investees (Note 26)	518	1,423
Deferred tax assets (Note 10)	280	1,403

Total non-current assets	1,787,543	3,362,014

Current assets
Bunker inventory (Note 12)	22,511	41,643
Trade and other receivables (Note 13)	307,111	366,789
Current tax assets	869	239
Cash and cash equivalents (Note 14)	429,370	179,929
	759,861	588,600

Non-current assets held for sale (Note 3)	871,876	18,459

Total current assets	1,631,737	607,059

TOTAL ASSETS	3,419,280	3,969,073

EQUITY and LIABILITIES

Equity
Share capital (Note 15)	239,148	239,148
Share premium (Note 15)	1,466,529	1,678,336
Translation reserve	235	(24)
Hedging reserve (Note 15)	1,140	33,053
Treasury shares (Note 15)	(157,595)	(163,024)
Retained earnings	807,916	385,976

Equity attributable to owners of the Company	2,357,373	2,173,465

Non-current liabilities
Bank loans (Note 17)	362,235	1,264,243
Other notes (Note 17)	198,219	197,556
Other borrowings (Note 17)	71,248	71,011
Lease liabilities (Note 17)	3,363	5,824
Other payables (Note 19)	146	404
Employee benefits (Note 18)	1,669	1,635
Provisions (Note 22)	274	597

Total non-current liabilities	637,154	1,541,270

Current liabilities
Trade and other payables (Note 19)	124,013	90,469
Current tax liabilities	4,768	5,927
Bank loans (Note 17)	166,124	68,941
Other notes (Note 17)	3,733	—
Other borrowings (Note 17)	92,298	65,851

Consolidated Statement of Financial Position
(in thousands of USD)

Lease liabilities (Note 17)	33,493	22,855
Provisions (Note 22)	324	295

Total current liabilities	424,753	254,338

TOTAL EQUITY and LIABILITIES	3,419,280	3,969,073

The accompanying notes on page F-12 to F-106 are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss
(in thousands of USD except per share amounts)

	2023	2022	2021
	Jan. 1 - Dec 31, 2023	Jan. 1 - Dec 31, 2022	Jan. 1 - Dec 31, 2021
Shipping income
Revenue (Note 4)	1,235,127	854,669	419,770
Gains on disposal of vessels/other tangible assets (Note 8)	372,444	96,160	15,068
Other operating income (Note 4)	23,316	15,141	10,255
Total shipping income	1,630,887	965,970	445,093

Operating expenses
Voyage expenses and commissions (Note 5)	(142,090)	(175,187)	(118,808)
Vessel operating expenses (Note 5)	(231,033)	(216,094)	(220,706)
Charter hire expenses (Note 5)	(4,500)	(5,769)	(9,750)
Loss on disposal of vessels/other tangible assets (Note 8)	—	(347)	—
Depreciation tangible assets (Note 8)	(219,428)	(221,576)	(344,904)
Depreciation intangible assets (Note 9)	(1,612)	(1,021)	(90)
General and administrative expenses (Note 5)	(62,532)	(51,702)	(32,408)
Total operating expenses	(661,195)	(671,696)	(726,666)

RESULT FROM OPERATING ACTIVITIES	969,692	294,274	(281,573)

Finance income (Note 6)	67,168	27,140	14,934
Finance expenses (Note 6)	(171,897)	(133,009)	(95,541)
Net finance expenses	(104,729)	(105,869)	(80,607)

Share of profit (loss) of equity accounted investees (net of income tax) (Note 26)	(927)	17,650	22,976

PROFIT (LOSS) BEFORE INCOME TAX	864,036	206,055	(339,204)

Income tax benefit (expense) (Note 7)	(6,009)	(2,804)	427

PROFIT (LOSS) FOR THE PERIOD	858,027	203,251	(338,777)

Attributable to:
Owners of the company	858,027	203,251	(338,777)

Basic earnings per share (Note 16)	4.25	1.01	(1.68)
Diluted earnings per share (Note 16)	4.25	1.01	(1.68)

Weighted average number of shares (basic) (Note 16)	201,901,743	201,747,963	201,677,981
Weighted average number of shares (diluted) (Note 16)	201,901,743	201,994,217	201,773,240

The accompanying notes on page F-12 to F-106 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income
(in thousands of USD)

	2023	2022	2021
	Jan. 1 - Dec 31, 2023	Jan. 1 - Dec 31, 2022	Jan. 1 - Dec 31, 2021
Profit/(loss) for the period	858,027	203,251	(338,777)

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset) (Note 18)	(116)	942	1,453

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	259	(477)	(482)
Cash flow hedges - effective portion of changes in fair value (Note 15)	(6,164)	30,657	9,852
Cash flow hedges - recycling into P&L (Note 15)	(25,749)	—	—
Equity-accounted investees - share of other comprehensive income (Note 26)	—	159	951

Other comprehensive income (expense), net of tax	(31,770)	31,281	11,774

Total comprehensive income (expense) for the period	826,257	234,532	(327,003)

Attributable to:
Owners of the company	826,257	234,532	(327,003)
The accompanying notes on page F-12 to F-106 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

Profit (loss) for the period	—	—	—	—	—	(338,777)	(338,777)
Total other comprehensive income / (expense)	—	—	(482)	9,852	—	2,404	11,774
Total comprehensive income / (expense)	—	—	(482)	9,852	—	(336,373)	(327,003)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(24,201)	(24,201)
Total transactions with owners	—	—	—	—	—	(24,201)	(24,201)

Balance at December 31, 2021	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	203,251	203,251
Total other comprehensive income / (expense)	—	—	(477)	30,657	—	1,101	31,281
Total comprehensive income / (expense)	—	—	(477)	30,657	—	204,352	234,532

Transactions with owners of the company
Dividends to equity holders (Note 15)	—	(24,213)	—	—	—	—	(24,213)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,080	—	1,080
Equity-settled share-based payment	—	—	—	—	—	1,484	1,484
Total transactions with owners	—	(24,213)	—	—	1,080	1,484	(21,649)

Balance at December 31, 2022	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Consolidated Statement of Changes in Equity (Continued)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	858,027	858,027
Total other comprehensive income / (expense)	—	—	259	(31,913)	—	(116)	(31,770)
Total comprehensive income / (expense)	—	—	259	(31,913)	—	857,911	826,257

Transactions with owners of the company
Dividends to equity holders (Note 15)	—	(211,807)	—	—	—	(434,487)	(646,294)
Treasury shares delivered in respect of share-based payment plans (Note 15)	—	—	—	—	5,429	—	5,429
Equity-settled share-based payment (Note 24)	—	—	—	—	—	(1,484)	(1,484)
Total transactions with owners	—	(211,807)	—	—	5,429	(435,971)	(642,349)

Balance at December 31, 2023	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

The accompanying notes on page F-12 to F-106 are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
(in thousands of USD)

	2023	2022	2021
	Jan. 1 - Dec 31, 2023	Jan. 1 - Dec 31, 2022	Jan. 1 - Dec 31, 2021
Cash flows from operating activities
Profit (loss) for the period	858,027	203,251	(338,777)

Adjustments for:	(40,034)	217,545	386,903
Depreciation of tangible assets (Note 8)	219,428	221,576	344,904
Depreciation of intangible assets	1,612	1,021	90
Provisions	(295)	(262)	(227)
Income tax (benefits)/expenses (Note 7)	6,009	2,804	(427)
Share of profit of equity-accounted investees, net of tax (Note 26)	927	(17,650)	(22,976)
Net finance expenses (Note 6)	104,729	105,869	80,607
(Gain)/loss on disposal of assets (Note 8)	(372,444)	(95,813)	(15,068)

Changes in working capital requirements	105,881	(82,727)	(20,504)
Change in cash guarantees (Note 11)	12,234	570	8
Change in inventory (Note 12)	19,132	27,391	6,745
Change in receivables from contracts with customers (Note 13)	43,036	(105,538)	(25,485)
Change in accrued income (Note 13)	(2,286)	(2,941)	(331)
Change in deferred charges and fulfillment costs (Note 13)	2,096	1,263	(1,285)
Change in other receivables (Note 11 and 13)	1,163	(4,600)	4,070
Change in trade payables (Note 19)	17,336	(1,316)	(1,215)
Change in accrued payroll (Note 19)	603	(39)	(3,689)
Change in accrued expenses (Note 19)	8,686	(2,808)	2,698
Change in deferred income (Note 19)	(187)	9,998	(5,594)
Change in other payables (Note 19)	263	(2,113)	2,953
Change in provisions for employee benefits (Note 18)	3,805	(2,594)	621

Income taxes paid during the period	(6,675)	2,761	12
Interest paid (Note 6-20)	(130,375)	(99,744)	(60,999)
Interest received (Note 6-13)	50,556	11,446	3,425
Dividends received from equity-accounted investees (Note 26)	—	3,021	4,635

Net cash from (used in) operating activities	837,380	255,553	(25,305)

Acquisition of vessels (Note 8)	(337,195)	(523,494)	(413,062)
Proceeds from the sale of vessels (Note 8)	1,206,636	356,730	55,844
Acquisition of other tangible assets and prepayments (Note 8)	(1,407)	(164)	(142)
Acquisition of intangible assets (Note 9)	(60)	(16,582)	(115)
Loans from (to) related parties (Note 26)	—	32,844	2,242
Repayment of loans from related parties	—	(10,215)	—
Lease payments received from finance leases	1,706	2,036	1,987

Net cash from (used in) investing activities	869,680	(158,845)	(353,246)

(Purchase of) Proceeds from sale of treasury shares (Note 15)	—	1,080	—
Proceeds from new borrowings (Note 17)	2,694,127	1,270,295	1,509,580
Repayment of borrowings (Note 17)	(2,933,724)	(976,670)	(726,032)
Repayment of commercial paper (Note 17)	(458,272)	(279,314)	(303,426)
(Repayment of) Proceeds from sale and leaseback (Note 17)	(96,006)	(22,667)	(22,667)
Repayment of lease liabilities (Note 17)	(21,942)	(25,527)	(54,928)
Transaction costs related to issue of loans and borrowings (Note 17)	(14,530)	(5,871)	(4,422)
Dividends paid (Note 15)	(630,540)	(24,221)	(24,212)

Net cash from (used in) financing activities	(1,460,887)	(62,895)	373,893

Net increase (decrease) in cash and cash equivalents	246,173	33,813	(4,658)

Net cash and cash equivalents at the beginning of the period (Note 14)	179,929	152,528	161,478
Effect of changes in exchange rates	3,268	(6,412)	(4,292)

Net cash and cash equivalents at the end of the period (Note 14)	429,370	179,929	152,528
The accompanying notes on page F-12 to F-106 are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Notes to the consolidated financial statements for the year ended December 31, 2023

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 1 - Material accounting policies
1.    Reporting Entity
Euronav NV (the "Company") is a company domiciled in Belgium. The address of the Company's registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates and joint ventures.

Euronav NV is a fully-integrated provider of international maritime shipping and offshore services engaged in the transportation and storage of crude oil. The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry; Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name "Euronav" in 1989 when it was initially formed as the international tanker subsidiary of CNN. Euronav NV merged in 2018 with Gener8 Maritime, Inc, which became a wholly-owned subsidiary of Euronav NV. On October 9, 2023, the Company announced that its two reference shareholders CMB NV and Frontline plc/Famatown Finance Ltd. reached an agreement. The agreement comprised that CMB acquired Frontline's 26.12% stake in the Company, Frontline acquired 24 VLCC tankers from the Euronav fleet and the Company's pending arbitration action against Frontline and affiliates was settled. At the end of 2023, Euronav NV and CMB NV entered into a share purchase agreement for the acquisition of 100% shares in CMB.TECH NV. CMB.TECH is a diversified cleantech maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines.

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
2.    Basis of accounting
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union as of December 31, 2023.
Changes in accounting policies are described in policy 6. All accounting policies have been consistently applied for all periods presented in the consolidated financial statements unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Supervisory Board on April 10, 2024.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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
A.    Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:
•Note 8 - Impairment;
•Note 17 - Sale and leaseback: accounted for as a sale or a financing transaction
•Note 21 - Lease term: whether the Group is reasonably certain to exercise renewal, termination, purchase options.
B.    Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts in the next financial years is included in the following notes:
•Accounting policy 11.5 - Depreciation policy: The Group reviewed the residual value of its vessels, an accounting estimate, in accordance with its accounting policy. The Group considered its continued focus on sustainability, recent trends of the steel industry and the direction of the industry moving forward. Specifically, Euronav considered the steel industry's commitment to be carbon neutral in 2050 and the impact of this on scrap steel.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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

Based on the annual re-assessment of the residual value, there is no change in residual value as of December 31, 2023.

•Note 8 - Impairment test: key assumptions underlying the recoverable amount and in particular forecasted TCE, discount rates and residual value;
•Note 10 - Measurement of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.
•Note 21 - Leases: key assumptions underlying the lease liability and right-of-use asset, e.g. lease term, lease payments and estimate on residual value guarantee.
The significant assumptions and accounting estimates used to support the reported amounts of assets and liabilities, income and expenses were regularly reviewed, and if needed updated, during 2023. The main judgements, estimates and assumptions are:
•Note 8 – Impairment test: the carrying amount of the vessels is reviewed to determine whether an indication of impairment exists. The review of the indicators did not trigger the requirement to perform a more in-depth impairment analysis at December 31, 2023.

•Bunkers on the vessels are valued at lower of cost or net realizable value. Positive results were realized in 2023 and the Group expects for 2024 the same based on the forecasted TCE rates.

•Allowance for expected credit losses: in accordance with IFRS 9, the group recognizes expected credit losses on trade receivables following the simplified approach. Lifetime expected losses are recognized for the trade receivables, excluding recoverable VAT amounts. Based on customer's payment behavior, no significant additional allowances for expected credit losses were to be recognized as per December 31, 2023.

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
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Further information about the assumptions made in measuring fair values is included in the following notes:
•Note 3 - Assets and liabilities held for sale and discontinued operations;
•Note 20 - Financial instruments and
•Note 24 - Share-based payment arrangements
6.    Changes in material accounting policies
The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2023 are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2022.
During the current financial period, the Group has adopted all the new and revised Standards and Interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union and effective for the accounting year starting on January 1, 2023. The Group has not applied any new IFRS requirements that are not yet effective as per December 31, 2023.

The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC as adopted by the European Union are effective for the financial period:

IAS 8 Accounting policies, Changes in Accounting Estimates and Errors - Amendments regarding the definition of accounting estimates (February 2021). The adoption of this amendment has not led to major changes in the Group's accounting policies.

IAS 12 Income Taxes - Amendments regarding deferred tax related to assets and liabilities arising from a single transaction (May 2021). The adoption of this amendment has not led to major changes in the Group's accounting policies.

Global minimum top-up tax
The Group has adopted International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12) upon their release on May 23, 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure (see Note 7).

The mandatory exception applies retrospectively. However, because no new legislation to implement the top-up tax was enacted or substantively enacted at December 31, 2022 in any jurisdiction in which the Group operates and no related deferred tax was recognised at that date, the retrospective application has no impact on the Group's consolidated financial statements.

Material accounting policy information
The Group also adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements.

The amendments require the disclosure of 'material', rather than 'significant', accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

Management reviewed the accounting policies and made updates to the information disclosed below in certain instances in line with the amendments.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test' that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
7.2.    Interests in equity-accounted investees
Interests in joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group's share of the profit or loss and other comprehensive income (OCI) of equity-accounted investees, until the date on which significant influence or joint control ceases.

Interests in joint ventures include any long-term interests that, in substance, form part of the Group's investment in those joint ventures and include unsecured shareholder loans for which settlement is neither planned nor likely to occur in the foreseeable future, which, therefore, are an extension of the Group's investment in those joint ventures. The Group's share of losses that exceeds its investment is applied to the carrying amount of those loans. After the Group's interest is reduced to zero, a liability is recognized to the extent that the Group has a legal or constructive obligation to fund the joint ventures' operations or has made payments on their behalf.

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
9.1.    Non-derivative financial assets

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•it is held within a business model whose objectives is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

9.2.    Non-derivative financial liabilities

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

The financial liability related to the three VLCCs under the sale and leaseback agreement entered into on December 30, 2019 and to the Suezmax under the sale and leaseback agreement entered into on December 4, 2023 (see Note 17) is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the fair value of the assets transferred at the end of the lease term or if the Group changes its assessment of whether it will exercise the purchase option.

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

Related to the share sale and the fleet sale which was approved on a Special General Meeting, the remaining Euronav fleet was refinanced in a Global Refinancing $1,290 million facility on November 7, 2023. The Company has fully repaid the outstanding liabilities for some loans in the fourth quarter of 2023 (see Note 17).

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

The group designated certain derivatives as hedging instruments to hedge the variability in cash flows. The Group entered into interest rate swaps and forward exchange contracts to hedge this risk (see Note 15).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

The Group ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and apply a more qualitative and forward looking approach in assessing hedge effectiveness. On initial designation of the derivative as hedging instrument, the Group formally documents the economic relationship between the hedging instrument(s) and hedged item(s), including the risk management objective(s) and strategy for undertaking the hedge. The Group also documents the methods that will be used to assess the effectiveness of the hedging relationship and makes an assessment whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge is designated.

On an ongoing basis, the Group assesses whether the hedge relationship continues and is expected to continue to remain highly effective using retrospective and prospective quantitative and qualitative analysis.

The Group entered into several commodity swaps and futures in connection with its low sulfur fuel oil project. These instruments qualified as hedging instruments. These instruments were measured at their fair value; effective changes in fair value were recognized in OCI and the ineffective portion was recognized in profit or loss during 2020. As from 2021, all changes were recognized in profit or loss. As of the fourth quarter of 2023, the Group did no longer enter into commodity swaps due to the sale of the ULCC Oceania (see Note 15).

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

If changes are made in addition to these changes required by the IBOR reform described above, then the Group first considers whether those additional changes result in the discontinuation of the hedge accounting relationship. If the additional changes do not result in the discontinuation of the hedge accounting relationship, then the Group amends the formal hedge documentation as mentioned above. In connection to the $150.0 million facility (see Note 15), the Company has decided to consolidate 12 Interest Rate Swaps (IRSs) into 4 IRSs with effect as from December 29, 2023. The consolidated IRSs will have the average fixed rates of the former IRSs and the consolidated amounts are in line with the sum of the former IRSs. Because there is no change in the future cash flows, the consolidation is not treated as a modification because it does not change the economic relationship between the hedged item (the $150.0 million facility) and the hedging instrument (the IRSs).

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item's cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss. In relation to the refinancing and the repayment of the existing loan facilities in the fourth quarter of 2023, the IRSs have been unwound and have been recognized in the profit or loss (see Note 6 and 15).

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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

The estimated useful lives of significant items of property, plant and equipment are as follows:

-	tankers	20 years
-	FSO/FPSO	30 years
-	plant and equipment	5 - 20 years
-	fixtures and fittings	5 - 10 years
-	other tangible assets	3 - 20 years
-	dry-docking	2.5 - 5 years

The useful life of the FSOs have been assessed as 30 years due to the extension for ten years of the timecharter contract in direct continuation of their current contractual service, or until July 21, 2032 and September 21, 2032 respectively. The end of the useful economic life of the FSO vessels was set equal to the contract end date or approximately 30 years since build date.
As explained in policy 5.B., management re-assesses on a yearly basis the residual value of its fleet. During 2023, each vessel's residual value is equal to the product of its lightweight tonnage and an estimated net scrap rate of $390/LDT. This rate was also applied during 2023 for the Suezmax under the sale and leaseback agreement entered into on December 4, 2023 (see Note 17). In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets. The Company has a purchase obligation at the end of the contract. The vessel will be depreciated to the end of its useful life using the same residual value as other vessels in the fleet (i.e. $390/LDT).

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

12.    Impairment
12.1.    Non-financial assets
The carrying amounts of the Group's non-financial assets, other than deferred tax assets (refer to accounting policy 21), inventory and contract assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. Goodwill is tested annually for impairment.
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
•    net cash flows or operating profits that are lower than originally budgeted;
•    net cash outflows or operating losses;
•    market capitalization significantly below net asset value for a prolonged period of time;

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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

FSOs

In the context of the valuation of the Group's investments in the respective FSOs, the Group also reviews internal and external indicators, similar to the ones used for tankers, to assess whether the FSOs might be impaired. When events and changes in circumstances indicate that the carrying amount of the assets might not be recovered, the Group performs an impairment test on the FSO vessels owned by TI Asia Ltd and TI Africa Ltd, based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, assumptions are made regarding forecast charter rates, weighted average cost of capital ('WACC'), the useful life of the FSOs (30 years) and a residual value. After careful consideration of the trends in the shipping industry, the Group elected to use as a residual value for its vessels an amount equal to the lightweight tonnage of the vessel, multiplied by the market price of scrap per ton, less disposal costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments.

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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

14.    Bunker inventory

The Group has been purchasing compliant bunker fuel to store on board of a Euronav vessel, the ULCC Oceania, for future use by its vessels. Bunkers are presented as inventory and are accounted for on a weighted average basis. The cost of inventories comprises of the purchase price, fuel inspection costs and transport and handling costs. The effective portion of the change in fair value of derivatives designated as cash flow hedges of the underlying price index between the date of purchase and the date of delivery is also recognized as an inventory cost. The ineffective portion of the change in fair value of these derivatives is recognized directly in profit or loss. In November 2023 the Company decided to discontinue the bunker storage and offloading program and sold the ULCC Oceania. The vessel has been fully offloaded.

The inventory on board of our vessels is accounted for on a first-in, first-out basis. No write down is needed as long as the freight market remains robust offsetting potential higher weighted average consumption costs of the bunker oil consumed from that inventory.

The remaining on board of lubricants are classified as deferred charges. As the monthly OPEX charged to the shipowner is recognized progressively as services are delivered and operational expenses incur, the deferred charges allow the matching of lubricant oil costs with the other operational expenses.

Bunker expenses and consumed lubricants are recognized in profit or loss upon consumption.

15.    Revenue
15.1.    Pool Revenues
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

TI administration fees are subtracted from the net pool revenues.

15.2.    Time - and bareboat charters

As a lessor, the Group leases out some of its vessels under time charters and bareboat charters, refer to accounting policy 17.2. Lessors shall classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise a lease is classified as an operating lease.

Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed (refer to accounting policy 17.2). IFRS 16 requires the Group to separate lease and non-lease components, with the lease component qualifying as operating lease under IFRS 16 and the service components accounted for under IFRS 15.

15.3.    Spot voyages

As from January 1, 2018, the Group applied IFRS 15. Voyage revenue is recognized over time for spot charters on a load-to-discharge basis. Progress is determined based on time elapsed. Voyage expenses are expensed as incurred unless they are

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

incurred between the date on which the contract was concluded and the next load port. They are then capitalized if they qualify as fulfillment costs and if they are expected to be recovered.

When our vessels cannot start or continue performing its obligation due to other factors such as port delays, a demurrage is paid. The applicable demurrage rate is stipulated in the contract. Demurrage which occurs at the discharge port is recognized as incurred. As demurrage is often a commercial discussion between Euronav and the charterer, the outcome and total compensation received for the delay is not always certain. As such, Euronav only recognizes the revenue which is highly probable to be received. No revenue is recognized if the collection of the consideration is not highly probable. The amount of revenue recognized is estimated based on historical data. The Group updates its estimate on an annual basis.

Payment is typically done at the end of the voyage. There is no specific financing component.

16.    Gain and losses on disposal of vessels
In view of their importance the Group reports capital gains and losses on the sale of vessels as a separate line item in the consolidated statement of profit or loss. For the sale of vessels, transfer of control usually occurs upon delivery of the vessel to the new owner.
17.    Leases
17.1.    As a lessee
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
17.2.    As a lessor
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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

If the lease qualifies as an operating lease, e.g. time charter out, the leased asset remains on the balance sheet of the lessor and continues being depreciated. The adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of 'revenue' (refer to accounting policy 16.2.). Payments related to service component made under operating leases are also recognized in the income statement over the term of the lease.
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
18.    Finance income and finance cost
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
19.    Income tax
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

The Group has determined that the global minimum top-up tax, which it is required to pay under Pillar Two legislation, is an income tax in the scope of IAS 12. The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

20.    Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. The Group distinguishes two segments: the operation of crude oil tankers in the international markets and the floating storage and offloading operations (FSO). The Group's internal organizational and management structure does not distinguish any geographical segments.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

21.    New standards and interpretations not yet adopted
The Group elected not to early adopt the following new Standards, Interpretations and Amendments, which have been issued by the IASB and the IFRIC but are not yet effective as per December 31, 2023 and/or not yet adopted by the European Union as per December 31, 2023 and for which the impact might be relevant:
•IAS 1 Presentation of Financial Statements –
◦Amendments regarding the classification of liabilities as current or non-current (January 2020)
◦Amendments regarding non-current liabilities with covenants (October 2022)
•IFRS 16 Leases - Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022)
•Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (issued on 25 May 2023)*
•Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on 15 August 2023)*
* Not yet endorsed by the EU as of December 31, 2023

None of the other new standards, interpretations and amendments which have been issued by the IASB and the IFRIC but are not yet effective as per December 31, 2023 and/or not yet adopted by the European Union as per December 31, 2023, are expected to have a material effect on the Group's future financial statements.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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
The Group has one client in the Tankers segment that represented 6% (timecharter contract) of the Tankers segment total revenue in 2023 (2022: one client which represented 8% (timecharter contract), in 2021 two clients which represented 11% and 10% respectively (timecharter contract)). All the other clients represent less than 6% of total revenues of the Tankers segment. The Group has one client in the FSO segment.
The Group's internal organizational and management structure does not distinguish any geographical segments.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Consolidated statement of financial position

(in thousands of USD)	December 31, 2023				December 31, 2022
ASSETS	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Vessels	1,434,095	195,475	—	1,629,570	2,846,780	211,153	—	3,057,933
Assets under construction	106,513	—	—	106,513	228,429	—	—	228,429
Right-of-use assets	32,936	—	—	32,936	21,493	—	—	21,493
Other tangible assets	644	—	—	644	762	—	—	762
Intangible assets	94	14,100	—	14,194	89	15,657	—	15,746
Receivables	2,463	—	425	2,888	33,297	1,092	436	34,825
Investments in equity accounted investees	1,366	—	(848)	518	2,249	—	(826)	1,423
Deferred tax assets	280	—	—	280	1,403	—	—	1,403

Total non-current assets	1,578,391	209,575	(423)	1,787,543	3,134,502	227,902	(390)	3,362,014

Total current assets	1,617,572	15,528	(1,363)	1,631,737	591,130	16,311	(382)	607,059

TOTAL ASSETS	3,195,963	225,103	(1,786)	3,419,280	3,725,632	244,213	(772)	3,969,073

EQUITY and LIABILITIES

Total equity	2,261,064	96,309	—	2,357,373	2,076,976	96,489	—	2,173,465

Bank and other loans	256,539	106,121	(425)	362,235	1,141,378	123,290	(425)	1,264,243
Other notes	198,219	—	—	198,219	197,556	—	—	197,556
Other borrowings	71,248	—	—	71,248	71,011	—	—	71,011
Lease liabilities	3,363	—	—	3,363	5,824	—	—	5,824
Other payables	—	146	—	146	—	404	—	404
Employee benefits	1,669	—	—	1,669	1,635	—	—	1,635
Provisions	274	—	—	274	597	—	—	597

Total non-current liabilities	531,312	106,267	(425)	637,154	1,418,001	123,694	(425)	1,541,270

Total current liabilities	403,587	22,527	(1,361)	424,753	230,655	24,030	(347)	254,338

TOTAL EQUITY and LIABILITIES	3,195,963	225,103	(1,786)	3,419,280	3,725,632	244,213	(772)	3,969,073

Consolidated statement of profit or loss

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

(in thousands of USD)	2023				2022				2021
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Shipping income
Revenue	1,172,725	63,236	(834)	1,235,127	810,122	66,297	(21,750)	854,669	422,649	50,132	(53,011)	419,770
Gains on disposal of vessels/other tangible assets	372,444	—	—	372,444	99,437	—	(3,277)	96,160	15,068	—	—	15,068
Other operating income	17,447	5,879	(10)	23,316	12,208	3,752	(819)	15,141	10,111	2,356	(2,212)	10,255
Total shipping income	1,562,616	69,115	(844)	1,630,887	921,767	70,049	(25,846)	965,970	447,828	52,488	(55,223)	445,093

Operating expenses
Voyage expenses and commissions	(142,090)	—	—	(142,090)	(176,146)	—	959	(175,187)	(122,374)	—	3,566	(118,808)
Vessel operating expenses	(205,013)	(26,855)	835	(231,033)	(202,765)	(19,156)	5,827	(216,094)	(222,087)	(12,381)	13,762	(220,706)
Charter hire expenses	(4,500)	—	—	(4,500)	(5,259)	—	(510)	(5,769)	(6,775)	—	(2,975)	(9,750)
Losses on disposal of vessels/other tangible assets	—	—	—	—	(347)	—	—	(347)	—	—	—	—
Depreciation tangible assets	(203,750)	(15,678)	—	(219,428)	(212,624)	(12,101)	3,149	(221,576)	(347,338)	(9,899)	12,333	(344,904)
Depreciation intangible assets	(56)	(1,556)	—	(1,612)	(108)	(913)	—	(1,021)	(90)	—	—	(90)
General and administrative expenses	(61,934)	(629)	31	(62,532)	(51,323)	(508)	129	(51,702)	(32,441)	(330)	363	(32,408)
Total operating expenses	(617,343)	(44,718)	866	(661,195)	(648,572)	(32,678)	9,554	(671,696)	(731,105)	(22,610)	27,049	(726,666)

RESULT FROM OPERATING ACTIVITIES	945,273	24,397	22	969,692	273,195	37,371	(16,292)	294,274	(283,277)	29,878	(28,174)	(281,573)

Finance income	66,572	596	—	67,168	26,747	313	80	27,140	14,050	—	884	14,934
Finance expenses	(163,516)	(8,381)	—	(171,897)	(128,695)	(4,569)	255	(133,009)	(95,626)	(1,971)	2,056	(95,541)
Net finance expenses	(96,944)	(7,785)	—	(104,729)	(101,948)	(4,256)	335	(105,869)	(81,576)	(1,971)	2,940	(80,607)

Share of profit (loss) of equity accounted investees (net of income tax)	(905)	—	(22)	(927)	92	—	17,558	17,650	380	—	22,596	22,976

Profit (loss) before income tax	847,424	16,612	—	864,036	171,339	33,115	1,601	206,055	(364,473)	27,907	(2,638)	(339,204)

Income tax expense	(2,826)	(3,183)	—	(6,009)	(216)	(987)	(1,601)	(2,804)	427	(2,638)	2,638	427

Profit (loss) for the period	844,598	13,429	—	858,027	171,123	32,128	—	203,251	(364,046)	25,269	—	(338,777)

Attributable to:
Owners of the company	844,598	13,429	—	858,027	171,123	32,128	—	203,251	(364,046)	25,269	—	(338,777)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Summarized consolidated statement of cash flows

(in thousands of USD)	2023				2022				2021
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total
Net cash from (used in) operating activities	807,865	29,507	8	837,380	230,207	33,474	(8,128)	255,553	(32,132)	35,532	(28,705)	(25,305)
Net cash from (used in) investing activities	869,680	—	—	869,680	(132,942)	(134,402)	108,499	(158,845)	(351,767)	—	(1,479)	(353,246)
Net cash from (used in) financing activities	(1,431,449)	(29,438)	—	(1,460,887)	(65,916)	101,582	(98,561)	(62,895)	(378,528)	(35,259)	787,680	373,893

Capital expenditure	(338,662)	—	—	(338,662)	(395,802)	(144,438)	—	(540,240)	(413,319)	—	—	(413,319)

On June 7, 2022, the Group announced that it has become the full owner of the FSO platform as previously held in its 50-50 joint venture with International Seaways, Inc. (“INSW”). The Group recognized the FSOs Asia and Africa fully due to the acquisition of the remaining 50% in TI Asia and TI Africa for an amount of $223.1 million. The price paid amounted to $129.9 million and was presented under 'Acquisitions of vessels' in the cash flow statement. The transaction was booked as an asset acquisition as the asset concentration test was met under IFRS 3, given that substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset (i.e. the FSO and related lease component in the customer contract). The intangible asset related to the service component in the customer contract (see Note 9) has been separately recorded on the balance sheet as this could not be included in the single identifiable asset related to the FSO. The intangible asset was valued at $16.6 million which did not alter the "substantially all" criterium.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 3 - Assets and liabilities held for sale and discontinued operations
Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	December 31, 2023	December 31, 2022	December 31, 2021
Vessels	870,844	18,459	—
Of which in Tankers segment	870,844	18,459	—
Of which in FSO segment	—	—	—
Corporate	1,032	—	—
Total assets held for sale	871,876	18,459	—

(in thousands of USD)	(Estimated) Net sale price	Book Value	Asset Held For Sale	Impairment Loss	(Expected) Gain
At January 1, 2022	—	—	—	—	—

Assets transferred to assets held for sale
Cap Charles	40,523	18,459	18,459	—	22,064

At December 31, 2022	40,523	18,459	18,459	—	22,064

At January 1, 2023	40,523	18,459	18,459	—	22,064

Assets transferred to assets held for sale
Alice	86,153	61,626	61,626	—	24,528
Anne	86,617	62,820	62,820	—	23,797
Aquitaine	90,453	58,657	58,657	—	31,796
Dominica	82,840	52,826	52,826	—	30,014
Desirade	86,153	56,071	56,071	—	30,082
Alboran	86,503	56,367	56,367	—	30,136
Aral	86,797	56,445	56,445	—	30,352
Andaman	87,130	56,636	56,636	—	30,494
Hatteras	90,337	59,368	59,368	—	30,969
Delos	113,020	83,611	83,611	—	29,409
Doris	113,330	84,438	84,438	—	28,892
Derius	104,670	81,458	81,458	—	23,212
Camus	123,797	92,228	92,228	—	31,569
Oceania	43,120	8,294	8,294	—	34,826
Corporate	2,000	1,031	1,031	—	969

Assets sold from assets held for sale
Cap Charles	(40,523)	(18,459)	(18,459)	—	(22,064)

At December 31, 2023	1,282,920	871,876	871,876	—	411,044

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

On December 14, 2022, the Company sold the Suezmax Cap Charles (2006 - 158,881 dwt), for a net sale price of $40.5 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2022, and had a carrying value of $18.5 million as of that date. The vessel was delivered to its new owner on February 16, 2023. Taking into account the sales commission, the net gain on this vessel amounts to $22.1 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2023.
On October 9, 2023, the Company announced the agreement of two reference shareholders CMB NV ("CMB") and Frontline plc/Famatown Finance Ltd ("Frontline") on a transaction involving multiple interdependent agreements. Part of the agreement included the sale of 24 VLCC tankers from the Euronav fleet for a total of $2.35 billion. A total of 11 VLCC tankers have been delivered before December 31, 2023 (see Note 8). 13 VLCC tankers, that were part of the fleet sale to Frontline, have been booked as an asset held for sale (Alice, Anne, Aquitaine, Dominica, Desirade, Alboran, Aral, Andaman, Hatteras, Delos, Doris, Derius and Camus) for a total carrying value of $862.6 million. The last vessel (Camus) has been delivered to her new owners on March 19, 2024. The net gain on this transaction amounts approximately $372.7 million and will be recorded in the first quarter of 2024.
On November 8, 2023, the Company sold the ULCC Oceania (2003 - 441,561 dwt), for $43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying value of $8.3 million. The vessel was delivered to her new owner on January 15, 2024. Taking into account the sales commission, the net gain on this vessel amounts to $34.8 million and will be recorded in the consolidated statement of profit or loss in the first quarter of 2024.
Euronav announced a new chapter in the evolution of the FAST platform. In a strategic move to enhance capabilities and ensure continued growth, Euronav is transferring the FAST platform to ZeroNorth. The sale price (included in the segment "Corporate") amounts to $2.0 million. The net capital gain amounts to $1.0 million. Closing of the deal and official transfer date is on April 1, 2024.

Discontinued operations
As of December 31, 2023 and December 31, 2022, the Group had no operations that meet the criteria of a discontinued operation.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 4 – Revenue and other operating income

(in thousands of USD)	2023				2022
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Pool Revenue	639,778	—	—	639,778	359,926	—	(6)	359,920
Spot Voyages	434,436	—	—	434,436	377,900	—	(540)	377,360
Revenue from contracts with customers	1,074,214	—	—	1,074,214	737,826	—	(546)	737,280

Time Charters	98,511	63,236	(834)	160,913	72,296	66,297	(21,204)	117,389
Lease income	98,511	63,236	(834)	160,913	72,296	66,297	(21,204)	117,389

Total revenue	1,172,725	63,236	(834)	1,235,127	810,122	66,297	(21,750)	854,669

Other operating income	—	—	—	23,316	—	—	—	15,141

(in thousands of USD)	2021
	Tankers	FSO	Less: Equity-accounted investees	Total

Pool Revenue	136,160	—	11	136,171
Spot Voyages	215,158	—	(2,890)	212,268
Revenue from contracts with customers	351,318	—	(2,879)	348,439

Time Charters	71,331	50,132	(50,132)	71,331
Lease income	71,331	50,132	(50,132)	71,331

Total revenue	422,649	50,132	(53,011)	419,770

Other operating income	—	—	—	10,255

For the accounting treatment of revenue, we refer to the accounting policies (see Note 1.15) - Revenue.

The increase in revenue is mainly a result of the significant growth in both pool and spot voyage revenue which is driven by improved freight rates in 2023 compared to 2022.

The increase in revenue from time charters is primarily a result of an increased number of vessels engaged in long-term time charters during 2023 compared to 2022.

Other operating income includes revenues related to the daily standard business operation of the fleet which are not directly attributable to an individual voyage.

In accordance with IFRS16 - Leases, Euronav is required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out revenue, it is determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. The following table summarizes the lease and non-lease components of the revenue from time charter-out during the years ended December 31, 2023, 2022 and 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

(in thousands of USD)	2023	2022	2021
Lease component of revenue from time charter-out	122,818	91,299	56,273
Non-lease component of revenue from time charter-out	38,095	26,090	15,058
Total lease income	160,913	117,389	71,331

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions

(in thousands of USD)	2023	2022	2021
Commissions paid	(15,202)	(14,778)	(8,014)
Bunkers	(101,795)	(131,089)	(84,614)
Other voyage related expenses	(25,093)	(29,320)	(26,180)
Total voyage expenses and commissions	(142,090)	(175,187)	(118,808)

The voyage expenses and commissions, which relate to the Suezmax fleet only, decreased in 2023 compared to 2022. This decrease is primarily attributed to a reduction in bunker related expenses, coupled with a notable downturn in other voyage-related expenditures.

The decrease in bunker cost is mainly related to the decrease in Suezmax vessels on the spot due to the sale of older tonnage during 2022. The Fuel oil markets in 2023 were relatively flat with price maintaining a range bound trade for the majority of the year. Markets adjusted to the implementation of the G7 price cap on Russian oil by adjusting flows impacting values of HSFO west of the Suez Canal as Russian HSFO moved out of the tradeable pool, and put upward support on VLSFO prices in Asia.

A portion of the bunkers consumed by Euronav vessels are procured through the Company's IMO 2020 fuel compliance program (see Note 12). For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool. IMO's initial GHG strategy aims to reduce carbon emissions by 40% by 2030 (IMO 2030) from 2008's levels and at least 50% of the shipping industry's total greenhouse gas emissions by 2050 (IMO 2050).

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

Vessel operating expenses

(in thousands of USD)	2023	2022	2021
Operating expenses	(210,527)	(199,286)	(204,702)
Insurance	(20,506)	(16,808)	(16,004)
Total vessel operating expenses	(231,033)	(216,094)	(220,706)

The operating expenses relate mainly to the crewing expenses (including crew bonuses), technical and other costs (including shore staff working entirely on ship management) which are needed to operate tankers. In 2023, these expenses were slightly higher compared to 2022, mainly resulting from the acquisition of FSO Asia and FSO Africa which were accounted for 100% in 2023 compared to 50% until June 1, 2022 (joint-venture). Furthermore exchange rate differences in EUR/USD are contributing to an increased opex cost during 2023 compared to 2022.

Insurance costs increased in 2023 compared to 2022 mainly due to the FSO Asia and FSO Africa transaction in June 2022 as well as increased inflation costs.

Charter hire expenses

(in thousands of USD)	2023	2022	2021
Charter hire	(4,500)	(3,912)	(8,473)
Bareboat hire	—	(1,857)	(1,277)
Total charter hire expenses	(4,500)	(5,769)	(9,750)
The charter hire expenses in 2023 are mainly attributable to the hire expenses for the barge (Cougar Satu) in relation to our fuel compliance program (see Note 12). The remaining hire is related to the time charter hire days upon delivery of the Suezmaxes Marlin Sardinia and Marlin Somerset recorded as charter hire.

The charter hire expenses in 2022 are entirely attributable to the internal short term time charter agreement with our joint venture Bari Shipholding Ltd. and the hire expenses for the barge (Cougar Satu) in relation to our fuel compliance program

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

(see Note 12). The Group elected to apply the short-term lease exemption and accordingly, the lease payments were recognized as an expense and right-of-use assets and lease liabilities were not recognized.

General and administrative expenses

(in thousands of USD)	2023	2022	2021
Wages and salaries	(10,342)	(8,272)	(7,566)
Social security costs	(1,204)	(1,242)	(1,295)
Provision for employee benefits (Note 18)	140	205	687
Cash-settled share-based payments (Note 24)	—	2,973	(548)
Equity-settled share-based payments (Note 24)	(3,945)	(2,411)	(761)
Other employee benefits	(1,047)	(919)	(1,000)
Employee benefits	(16,398)	(9,666)	(10,482)
Administrative expenses	(42,766)	(37,955)	(18,355)
Tonnage Tax	(3,586)	(4,343)	(3,346)
Claims	(76)	—	(452)
Provisions	294	262	227
Total general and administrative expenses	(62,532)	(51,702)	(32,408)

Average number of full time equivalents (shore staff including shipmanagement)	198.47	192.81	189.05
The general and administrative expenses which include amongst others: shore staff wages (excluding shore staff working entirely on ship management), director fees, office rental, consulting and audit fees and tonnage tax, increased in 2023 compared to 2022. This increase was due to an increase in both employee benefits and administrative expenses.
The increase in administrative expenses is mainly due to an increase in legal and other service fees incurred in relation to the structural changes within the Company as well as the termination fees of the previous Management Board.

The share-based payments are higher compared to 2022 mainly due to the reversal of the provision on cash-settled share-based payments during 2022. Moreover, the equity-settled share-based payment plans LTIP 2020, 2021, 2022 and 2023 were fully paid out to the previous entitled Management Board members which mandates were terminated during the fourth quarter of 2023.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 6 - Net finance expense
Recognized in profit or loss

(in thousands of USD)	2023	2022	2021
Interest income	20,620	7,063	1,896
Income on recycling hedges from OCI into P&L	25,749	—	—
Change in fair value of fuel derivatives recognized in P&L	3,210	6,132	1,668
Foreign exchange gains	17,590	13,945	11,370
Finance income	67,168	27,140	14,934

Interest expense on financial liabilities measured at amortized cost	(132,268)	(85,418)	(57,961)
Interest leasing	(631)	(1,237)	(2,378)
Change in fair value of fuel derivatives recognized in P&L	(8,276)	(26,388)	(8,966)
Fair value adjustment on interest rate swaps	37	(507)	(78)
Other financial charges	(13,513)	(5,930)	(14,265)
Foreign exchange losses	(17,246)	(13,529)	(11,893)
Finance expense	(171,897)	(133,009)	(95,541)

Net finance expense recognized in profit or loss	(104,729)	(105,869)	(80,607)

Finance income is higher during the year ended December 31, 2023 compared to December 31, 2022 which is mainly due to the positive impact of the unwinding of the interest rate swaps following the repayment and the termination of the financial liabilities (see Note 17).

Finance expenses increased during the year ended December 31, 2023 compared to December 31, 2022. This is mainly due to an increase in interest expenses on financial liabilities partially offset by a decrease in change in fair value of fuel derivatives recognized through P&L. The increased interest expenses on financial liabilities are mainly related to an increase in interest expenses on bank loans due to a higher average interest rate swaps despite a lower average outstanding debt compared to the period ended December 31, 2022. The decreased expense in change in fair value of fuel derivatives is mainly due to the lower negative result on the fuel derivatives related to the hedging program of the bunker fuel on board of the Oceania.

The increase in other financial charges is mainly due to the refinancing of the previous financial liabilities (see Note 17). Following this transaction, the respective remaining transaction costs of the previous facilities have been expensed immediately in profit and loss.

Interest leasing is the interest on lease liabilities.

The above finance income and expenses include the following in respect of assets (liabilities) not recognized at fair value through profit or loss:

	2023	2022	2021
Total interest income on financial assets	46,368	7,063	1,896
Total interest expense on financial liabilities	(132,268)	(85,418)	(57,961)
Total interest leasing	(631)	(1,237)	(2,378)
Total other financial charges	(13,513)	(5,930)	(14,265)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Recognized directly in equity

(in thousands of USD)	2023	2022	2021
Foreign currency translation differences for foreign operations	259	(477)	(482)
Cash flow hedges - effective portion of changes in fair value	(6,164)	30,657	9,852
Net finance expense recognized directly in equity	(5,905)	30,180	9,370
Attributable to:
Owners of the Company	(5,905)	30,180	9,370
Net finance expense recognized directly in equity	(5,905)	30,180	9,370
Recognized in:
Translation reserve	259	(477)	(482)
Hedging reserve	(6,164)	30,657	9,852

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2023	2022	2021
Current tax
Current period	(4,889)	(1,736)	(206)
Changes related to prior years	7	57	436
Total current tax	(4,881)	(1,680)	230

Deferred tax
Recognition of unused tax losses/(use of tax losses)	(1,146)	(137)	201
Other	18	(987)	(4)
Total deferred tax	(1,128)	(1,124)	197

Total tax benefit/(expense)	(6,009)	(2,804)	427

Reconciliation of effective tax	2023		2022		2021
Profit (loss) before tax		864,036		206,055		(339,204)

Tax at domestic rate	(25.00)%	(216,009)	(25.00)%	(51,514)	(25.00)%	84,801
Effects on tax of :
Tax exempt profit / loss		(4,535)		2,642		4,541
Tax adjustments for previous years		7		57		436
Loss for which no DTA (*) has been recognized		7,586		4,481		27
Non-deductible expenses		(1,602)		(315)		(188)
Use of previously unrecognized tax losses and tax credits		5,283		4,431		4,101
Effect of Tonnage Tax regime		195,768		40,670		(84,881)
Effect of share of profit of equity-accounted investees		(5)		4,389		5,649
Effects of tax regimes in foreign jurisdictions		7,498		(7,645)		(14,059)
Total taxes	(0.70)%	(6,009)	(1.36)%	(2,804)	(0.13)%	427

* Deferred Tax Asset
In application of an IFRIC agenda decision on ‘IAS 12 Income taxes', tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses. The amount paid for tonnage tax in the year ended December 31, 2023 was $3.6 million (2022: $4.3 million and 2021: $3.3 million) (see Note 5).

The Group operates in various countries which have enacted new legislation to comply with the global minimum top-up tax. Other countries such as Qatar have not enacted the Pillar II legislation yet. The Group expects in the future to be subject to the top-up tax for its operations in Qatar.

The Group operates mainly in the shipping industry. In regard of pillar II, most jurisdictions provide an exclusion for relevant shipping income (= profits earned from the transportation of cargo in international traffic). Currently the Group is in the process of implementing a Pillar II framework and investigating the application of the shipping exclusion in the relevant jurisdictions. This exercise is currently ongoing and subject to further guidance on the application of the shipping exclusion from the OECD. Based on the current state of play, we expect to be able to benefit from the shipping exclusion for the majority of jurisdictions. Therefore, the Group expects that the impact of Pillar II would be limited.

The Group can only provide qualitative information at the reporting date. It's not possible to provide quantitative information as the information cannot be reasonably estimated at the reporting date.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Right-of-use assets	Other tangible assets	Prepayments	Total PPE
At January 1, 2021
Cost	4,608,326	207,069	113,859	5,189	—	4,934,443
Depreciation & impairment losses	(1,743,018)	—	(60,904)	(3,430)	—	(1,807,352)
Net carrying amount	2,865,308	207,069	52,955	1,759	—	3,127,091

Acquisitions	56,111	356,951	23,476	142	—	436,680
Disposals and cancellations	(39,522)	—	—	—	—	(39,522)
Depreciation charges	(296,837)	—	(47,387)	(680)	—	(344,904)
Transfers	382,727	(382,727)	—	—	—	—
Translation differences	—	—	(43)	(3)	—	(46)
Balance at December 31, 2021	2,967,787	181,293	29,001	1,218	—	3,179,299

At January 1, 2022
Cost	4,875,810	181,293	53,226	5,244	—	5,115,573
Depreciation & impairment losses	(1,908,023)	—	(24,225)	(4,026)	—	(1,936,274)
Net carrying amount	2,967,787	181,293	29,001	1,218	—	3,179,299

Acquisitions	448,850	165,246	14,060	164	—	628,320
Disposals and cancellations	(258,899)	—	—	—	—	(258,899)
Depreciation charges	(199,457)	—	(21,509)	(610)	—	(221,576)
Transfer to assets held for sale	(18,459)	—	—	—	—	(18,459)
Transfers	118,110	(118,110)	—	—	—	—
Translation differences	—	—	(59)	(10)	—	(69)
Balance at December 31, 2022	3,057,932	228,429	21,493	762	—	3,308,616

At January 1, 2023
Cost	5,014,747	228,429	66,785	5,159	—	5,315,120
Depreciation & impairment losses	(1,956,815)	—	(45,292)	(4,397)	—	(2,006,504)
Net carrying amount	3,057,932	228,429	21,493	762	—	3,308,616

Acquisitions	295,568	41,627	31,557	372	1,031	370,155
Disposals and cancellations	(815,733)	—	(2,087)	—	—	(817,820)
Depreciation charges	(200,896)	—	(18,040)	(492)	—	(219,428)
Transfer to assets held for sale (Note 3)	(870,844)	—	—	—	(1,031)	(871,875)
Transfers	163,543	(163,543)	—	—	—	—
Translation differences	—	—	13	2	—	15
Balance at December 31, 2023	1,629,570	106,513	32,936	644	—	1,769,663

At December 31, 2023
Cost	3,265,939	106,513	56,240	4,717	—	3,433,409
Depreciation & impairment losses	(1,636,369)	—	(23,304)	(4,073)	—	(1,663,746)
Net carrying amount	1,629,570	106,513	32,936	644	—	1,769,663

In 2022, the Maria, Cap Pierre, Amundsen, Captain Michael, Sonia, Iris, Ingrid, Cap Lara, Alsace, Dalma, Daishan, Hatteras, Ilma, Sienna and Simone have been dry-docked. The VLCCs Iris, Ingrid, Alsace and Ilma have been equipped with scrubber installations during the dry-dock. The cost of planned repairs is capitalized and included under the heading Acquisitions.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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

It is further noted that for the year ended at December 31, 2022, the depreciation charges decreased significantly compared to previous years. This is related to the re-assessment of the residual value at year end 2021.

During 2023, the Cap Felix, Sapphira, Nautica, Cap Quebec, Hojo, Cap Theodora, Cap Pembroke, Cap Port Arthur, Cap Corpus Christi, Nectar, and Noble have been dry-docked. The VLCCs Hirado and Hojo have been equipped with scrubber installations. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.

In January, February and May 2023, three newbuilding VLCCs joined our fleet. Cassius (2023 - 299,158 dwt) was delivered on January 11, 2023, Camus (2023 - 299,158 dwt) on February 28, 2023 and Clovis (2023 - 299,158 dwt) on May 30, 2023. All three vessels were constructed at Hyundai Samho Heavy Industries (HSHI) in South Korea. These three vessels were previously reported as vessels under construction as at December 31, 2022.

On July 11, 2023 and October 26, 2023 Euronav took delivery of respectively Brugge (2023 - 156,851 dwt) and Brest (2023 - 156,851 dwt). Both vessels were included as vessels under construction as at December 31, 2022.

In the fourth quarter of 2023, Euronav sent a notification letter to exercise the repurchase option included in the Sale and leaseback contract for the VLCC Newton (2009 - 307,284 dwt). The repurchase option amounts to $30 million and resulted in in an increase of the recognized right-of-use asset as per December 31, 2023. The vessel was redelivered to Euronav and the bareboat contract consequently ended on January 22, 2024.

The Group had five vessels under construction at December 31, 2023 for an aggregate amount of $106.5 million (2022: eight vessels under construction). The amounts presented within "vessels under construction" relate to two Eco-type VLCCs and three Eco-Type Suezmaxes. The Group capitalizes borrowing costs related to the financing of the newbuild vessels as reported under vessels under construction (see Note 1.11.1). As per December 31, 2023, the total amount that was capitalized was $6.5 million at an average interest rate of 7%.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Disposal of assets – Gains/losses

(in thousands of USD)	Sale price	Book Value	Gain	Loss
Newton - Sale	35,370	32,953	1,163	—
Filikon - Sale	15,974	6,570	9,404	—
Other	—	—	4,500	—

At December 31, 2021	51,344	39,523	15,068	—

	Sale price	Book Value	Gain	Loss
Sandra - Sale	47,520	47,299	221	—
Sara - Sale	47,520	46,013	1,507	—
Sonia - Sale	50,490	50,837	—	(347)
Simone - Sale	50,490	50,070	420	—
Cap Leon - Sale	19,924	9,081	10,843	—
Cap Pierre - Sale	19,058	11,537	7,521	—
Cap Philippe - Sale	32,046	19,165	12,881	—
Europe - Sale	40,013	5,300	34,713	—
Cap Guillaume - Sale	34,153	19,597	14,556	—
Other	—	—	13,500	—

At December 31, 2022	341,214	258,899	96,161	(347)

	Sale price	Book Value	Gain	Loss
Cap Charles - Sale	40,523	18,459	22,064	—
Nautica - Sale	53,900	26,847	27,053	—
Alex - Sale	86,397	62,214	24,182	—
Ardeche - Sale	90,410	58,345	32,065	—
Drenec - Sale	86,327	56,279	30,048	—
Heron - Sale	89,130	58,243	30,887	—
Arafura - Sale	87,077	56,673	30,404	—
Amundsen - Sale	90,670	60,007	30,663	—
Diodorus - Sale	113,100	83,911	29,189	—
Dickens - Sale	113,397	83,534	29,863	—
Dalis - Sale	107,930	84,395	23,535	—
Cassius - Sale	123,500	91,635	31,865	—
Clovis - Sale	124,277	93,651	30,625	—

At December 31, 2023	1,206,636	834,192	372,444	—

On December 14, 2022, the Company sold the Suezmax Cap Charles (2006 - 158,881 DWT) for $40.5 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2022. The vessel was delivered to her new owner on February 16, 2023. A capital gain of $22.1 million has been recognized in the consolidated statement of profit or loss in the first quarter of 2023.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

On May 5, 2023, the Company sold the VLCC Nautica (2008 - 307,284 dwt) for $53.9 million. The vessel was delivered to her new owner on July 17, 2023. A capital gain of $27.1 million has been recognized in the consolidated statement of profit or loss in the third quarter of 2023.

On October 9, 2023, the Company announced the agreement of two reference shareholders CMB NV ("CMB") and Frontline plc/Famatown Finance Ltd ("Frontline") on a transaction involving multiple interdependent agreements. Part of the agreement is the sale of 24 VLCC tankers from the Euronav fleet for a total of $2.35 billion. A total of 11 VLCC tankers have been delivered before December 31, 2023. The 11 vessels (Alex, Ardeche, Drenec, Heron, Arafura, Amundsen, Diodorus, Dickens, Dalis, Cassius and Clovis) contributed to a total capital gain of $323.3 million, which was recorded in the fourth quarter of 2023.
Impairment

In previous years, Euronav carefully assessed through a detailed approach if the carrying amounts of the vessels would require an impairment. No impairment was booked so far. In 2021, the Group performed the annual impairment test due to two indicators which triggered the requirement for such test, being the further decline in market rates, and the net operating losses of the Group. In 2023 and 2022, both for the CGUs under the tankers segment and the FSO segment (as defined in Note 2), the Group performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary.

For the tankers segment, when analysing the potential impairment indicators set out in accounting policy 12.1 and taking into account the strong performance in 2023 and 2022, the stronger share price, and the current elevated freight rates and market values for VLCCs and Suezmaxes, there is no potential indicator for impairment.

The Group also reviews internal and external indicators, similar to the ones used for tankers, to assess whether the FSOs might be impaired. The FSO Asia and FSO Africa are on a ten years timecharter contract to North Oil Company, the operator of the Al-Shaheen oil field, whose shareholders are Qatar Energy and Total E&P Golfe Limited, until July 21, 2032 and September 21, 2032 respectively. It is further noted that the contracts remain profitable until the end of the useful lives of both FSOs and therefore, no impairment indicators have been identified. The review of the indicators did not trigger the requirement to perform a more in-depth impairment analysis at December 31, 2023.

Security

All tankers financed with bank loans are subject to a mortgage to secure bank loans (see Note 17).
Capital commitment
As at December 31, 2023 the Group's total capital commitments amounts to $623.8 million (December 31, 2022: $404.1 million capital commitments). These capital commitments relate to five eco-type Suezmaxes and three eco-type VLCCs newbuilding contracts. The capital commitments can be detailed as follows:

(in thousands of USD)	Total	2024	2025	2026
Commitments in respect of VLCCs	314,160	11,220	78,540	224,400
Commitments in respect of Suezmaxes	309,596	188,496	—	121,100
Commitments in respect of FSOs	—	—	—	—
Total	623,756	199,716	78,540	345,500

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 9 - Intangible Assets

(in thousands of USD)	Customer contracts	Other intangible assets	Total intangible assets
At January 1, 2022
Cost	—	1,205	1,205
Depreciation	—	(1,019)	(1,019)
Net carrying amount	—	186	186

Acquisitions	16,569	13	16,582
Depreciation charges	(913)	(108)	(1,021)
Translation differences	—	(1)	(1)
Balance at December 31, 2022	15,656	90	15,746

At January 1, 2023
Cost	16,569	1,218	17,787
Depreciation & translation differences	(913)	(1,128)	(2,041)
Net carrying amount	15,656	90	15,746

Acquisitions	—	60	60
Depreciation charges	(1,556)	(56)	(1,612)
Translation differences	—	—	—
Balance at December 31, 2023	14,100	94	14,194

At December 31, 2023
Cost	16,569	1,278	17,847
Depreciation & translation differences	(2,469)	(1,184)	(3,653)
Net carrying amount	14,100	94	14,194

In connection with the acquisition of the remaining 50% in TI Asia and TI Africa in May, 2022, a part of the price paid is related to an intangible asset (customer contracts with NOC for the service part, i.e. recharge of opex, maintenance and crew). Management estimated the fair value of the intangible asset related to the service component of the NOC contract, resulting in a value of $16.6 million at May 31, 2022. This amount will be depreciated till the end of the contractual service, or until July 21, 2032 and September 21, 2032 respectively.

The other intangible assets are mainly related to software assets.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 10 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	ASSETS	LIABILITIES	NET
Employee benefits	25	—	25
Unused tax losses & tax credits	60,308	—	60,308
Unremitted earnings	—	(58,930)	(58,930)
	60,333	(58,930)	1,403
Offset	(58,930)	58,930
Balance at December 31, 2022	1,403	—

Employee benefits	44	—	44
Unused tax losses & tax credits	42,178	—	42,178
Unremitted earnings	—	(41,942)	(41,942)
	42,222	(41,942)	280
Offset	(41,942)	41,942
Balance at December 31, 2023	280	—

Unrecognized deferred tax assets and liabilities
Total unrecognized tax losses amount to $114.3 million for 2023 ($120.1 million for 2022) and unused taxable temporary differences amount to $48.6 million (both 2023 and 2022). Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2023		December 31, 2022
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Deductible temporary differences	270	—	261	—
Taxable temporary differences	—	(12,162)	—	(12,162)
Tax losses & tax credits	28,299	—	29,776	—
	28,569	(12,162)	30,037	(12,162)
Offset	(12,162)	12,162	(12,162)	12,162
Total	16,407	—	17,875	—

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

The Group has applied a temporary mandatory relief from deferred tax accounting for the impact of the Pillar II top-up tax and accounts for it as a current tax when it is incurred.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2021	Recognized in income	Recognized in equity	Other movements	Translation Differences	Balance at Dec 31, 2021
Employee benefits	29	(4)	—	—	(2)	23
Unused tax losses & tax credits	27,650	38,660	—	—	(6)	66,304
Unremitted earnings	(26,322)	(38,459)	—	—	—	(64,781)
Total	1,357	197	—	—	(8)	1,546

	Balance at Jan 1, 2022	Recognized in income	Recognized in equity	Other movements	Translation Differences	Balance at Dec 31, 2022
Employee benefits	23	4	—	—	(2)	25
Unused tax losses & tax credits	66,304	(5,988)	—	—	(8)	60,308
Unremitted earnings	(64,781)	5,851	—	—	—	(58,930)
Reclassification	—	(991)		991	—	—
Total	1,546	(1,124)	—	991	(10)	1,403

	Balance at Jan 1, 2023	Recognized in income	Recognized in equity	Other movements	Translation Differences	Balance at Dec 31, 2023
Employee benefits	25	18	—	—	1	44
Unused tax losses & tax credits	60,308	(18,134)	—	—	4	42,178
Unremitted earnings	(58,930)	16,988	—	—	—	(41,942)
Total	1,403	(1,128)	—	—	5	280

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 11 - Non-current receivables

(in thousands of USD)	December 31, 2023	December 31, 2022
Shareholders loans to joint ventures	2	24
Derivatives	—	18,091
Other non-current receivables	1,622	13,855
Lease receivables	1,263	2,854
Investment	1	1
Total non-current receivables	2,888	34,825

The decrease in derivatives in 2023 compared to December 31, 2022 relates to the unwinding of the Interest Rate Swaps in connection with the Global refinancing (see Note 17).

The decrease in other non-current receivables mainly relates to the issuance of a bank guarantee for the amount of $12.3 million through a cash deposit in the context of the enforcement proceedings lodged by Unicredit on January 15, 2021. The claim was waived by the Court in December, 2023 and the cash deposit has been recovered (see Note 22).

The lease receivables relate to the subleases of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2023	December 31, 2022
Receivable:
Within two years	2,764	1,591
Between two and three years	—	16,101
Between three and four years	—	—
Between four and five years	—	3,663
More than five years	124	13,470
Total non-current receivables	2,888	34,825

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 12 - Bunker inventory

In addition to bunker fuel stored on board of the Euronav vessels, the Group purchased and stored compliant fuel on board of a Euronav vessel, the ULCC Oceania, so that there was a safe, high quality inventory available for the use of its own fleet. The Group had set up a Bunker Fuel Management Group to manage this fuel oil exposure relating to the IMO 2020 requirements, which require the vessels to operate with low sulfur fuel oil (LSFO), unless equipped with scrubbers. In November 2023, management decided to discontinue the bunker storage and offloading program and sold the ULCC Oceania, which was booked as an asset held for sale as at December 31, 2023 (see Note 3).

The bunker inventory stored on the Oceania was accounted for at the lower of cost or net realizable value with cost being determined on a weighted average basis. The cost includes: the purchase price, initial fuel inspection costs, the transport and handling costs for loading the bunker on our vessel and the change in fair value of the derivatives (see Note 15). The change in fair value of commodity derivatives in connection with the bunker fuel management are measured at fair value with fair value changes recognized in the consolidated statement of profit or loss. The Group has no ongoing commodity derivatives as per December 31, 2023.

The cost of the bunker inventory on board of our vessels on the spot (not operating in a pool arrangement) is determined on a first-in, first-out basis.

In the course of 2023, the Company purchased an additional 120,763 metric tonnes (2022: 208,877 metric ton) of compliant fuel for an amount of $72.2 million (2022: $158.8 million) (all costs included). As of December 31, 2023 the carrying amount of the total bunker inventory amounted to $22.5 million (2022: $41.6 million) of which $0.0 million (2022: $19.6 million) was the carrying amount of the bunker inventory related to the purchase and storage of compliant fuel oil inventory on board of the Oceania as it has been fully offloaded in consequence of the sale of the vessel.

The compliant fuel has been fully transferred to our fleet in the course of 2023. As of December 31, 2023 the carrying amount of the bunker inventory on board of our vessels amounted to $22.5 million (2022: $22.0 million). Bunkers delivered to vessels operating in the TI Pool, are sold to the TI Pool at market price and bunkers on board of these pooled vessels are no longer shown as bunker inventory but as trade and other receivables.

In compliance with the accounting policy no write-down had to be considered at the end of December 31, 2023.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 13 - Trade and other receivables - current

(in thousands of USD)	December 31, 2023	December 31, 2022
Receivable from contracts with customers	88,544	106,972
Receivable from contracts with customers - TI Pool	169,339	193,945
Accrued income	13,706	11,421
Accrued interest	1,352	2,329
Deferred charges	17,601	20,388
Deferred fulfillment costs	2,278	1,587
Other receivables	11,414	12,578
Lease receivables	1,591	1,699
Derivatives	1,286	15,870
Total trade and other receivables	307,111	366,789

The decrease in receivables from contracts with customers mainly relates to a decrease in market freight rates at year-end 2023 compared to the fourth quarter of 2022.

The decrease in receivables from contracts with customers - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in 2023 mainly due to decreased market freight rates end of 2023 compared to December 31, 2022 and a decrease in number of vessels in the pool in connection with the sale to Frontline.

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

The decrease in derivatives as of December 31, 2023 relates to the unwinding of the Interest Rate Swaps in connection with the Global Refinancing (see Note 17).

For currency and credit risk, we refer to Note 20.

Note 14 - Cash and cash equivalents

(in thousands of USD)	December 31, 2023	December 31, 2022
Bank deposits	182,500	—
Cash at bank and in hand	246,870	179,929
Total	429,370	179,929

Four bank deposits were held at December 31, 2023 in connection with the sale of the vessels to Frontline. All four deposits have been fully repaid during January and February, 2024. No bank deposits were held at December 31, 2022. All cash is in different banks which all have a high credit rating.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 15 - Equity
Number of shares issued

(in shares)	December 31, 2023	December 31, 2022	December 31, 2021
On issue at January 1	220,024,713	220,024,713	220,024,713
On issue at December 31 - fully paid	220,024,713	220,024,713	220,024,713

As at December 31, 2023, the share capital is represented by 220,024,713 shares. The shares have no nominal value.
As at December 31, 2023, the authorized share capital not issued amounts to $83,898,616 (2022 and 2021: $83,898,616) or the equivalent of 77,189,888 shares (2022 and 2021: 77,189,888 shares).
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve
The hedging instruments were as follows:

	2023
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change in FV recognized in OCI	Recycled into P&L
Interest rate swaps
$173.6 million facility - Cap Quebec and Cap Pembroke	—	—	—	(314)	(1,456)
$173.6 million facility - Cap Corpus Christi and Cap Port Arthur	—	—	—	(1,256)	(3,860)
$713.0 million facility	—	—	—	(4,823)	(12,599)
$73.45 million facility - Cedar and Cypress	—	—	—	(298)	(5,167)
$150.0 million facility	93,607	1,286	146	(1,108)	—
$447.0 million facility	—	—	—	1,635	(1,635)
Fx swaps
Fx Euro hedge	—	—	—	—	(1,032)
Total	93,607	1,286	146	(6,164)	(25,749)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

	2022
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change in FV recognized in OCI
Interest rate swaps
$173.6 million facility - Cap Quebec and Cap Pembroke	56,838	1,791	—	4,757
$173.6 million facility - Cap Corpus Christi and Cap Port Arthur	60,164	5,202	—	3,830
$713.0 million facility	223,667	17,819	—	12,859
$73.5 million facility - Cedar and Cypress	71,155	5,465	—	5,465
$150.0 million facility	106,310	2,249	—	2,249
Forward cap contracts
Cap options	—	—	—	466
Fx swaps
Fx Euro hedge	18,398	1,032	—	1,032
Total	536,532	33,558	—	32,293

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Quebec and Cap Pembroke), entered on March 28, 2018 and April 20, 2018, in two IRSs for a combined notional value of $86.8 million. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the underlying $173.6 million facility. On November 9, 2023 these hedges have been unwound due to the repayment of the underlying facility and have been recognized in profit or loss. $(1.8) million has been recognized in total in OCI in 2023.

As part of the fuel hedging program, the Group entered during 2023 and 2022 into several commodity swaps and futures in connection with its low sulfur fuel oil project for a combined notional value of $72.2 million and $158.8 million, respectively. These swaps are used to hedge a potential increase in the index underlying the price of low sulfur fuel between the purchase date and the delivery date of the product, i.e. when the title to the low sulfur fuel is actually transferred. These instruments do not qualify as hedging instruments in a cash flow hedge relationship under IFRS9. The changes in fair value are directly recognized in profit or loss.

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Corpus Christi and Cap Port Arthur), entered on October 26, 2020 in two IRSs for a combined notional value of $70.1 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the underlying $173.6 million facility. On November 9, 2023 these hedges have been unwound due to the repayment of the underlying facility and have been recognized in profit or loss. $(5.1) million has been recognized in total in OCI in 2023.

The Group entered in the second half of 2020 in six Interest Rate Swaps (IRSs) for a combined notional value of $237.2 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate in connection with the $713.0 million sustainability linked loan and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. On November 9, 2023 these hedges have been unwound due to the repayment of the underlying facility and have been recognized in profit or loss. $(17.4) million has been recognized in total in OCI in 2023.

The Group entered on January 26, 2022 into an interest rate swap agreement, in relation to the $73.45 million term loan which had been concluded for the acquisition of the Suezmaxes Cedar and Cypress for a notional value of $73.45 million. This IRS is used to hedge the risk related to the fluctuation of the LIBOR rate and qualifies as hedging instrument in a cash flow hedge relationship under IFRS 9. This instrument has been measured at fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. This IRS is matching the repayment profile of the underlying $73.45 million facility. On November 24, 2023 this hedge has been unwound due to the repayment of the underlying facility and has been recognized in profit or loss. $(5.5) million has been recognized in total in OCI in total in 2023.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

The Group, in connection to the $150.0 million facility raised on June 21, 2022, entered into several Interest Rate Swaps (IRSs) for a combined notional value of $109.4 million. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the facility and mature on March 29, 2030. The notional value of these instruments at December 31, 2023 amounted to $93.6 million. The fair value of these instruments at December 31, 2023 amounted to $1.1 million (see Note 13 and 19) and $(1.1) million has been recognized in OCI in 2023.

The Group, in connection to the $447.0 million facility raised on December 6, 2022, entered into two Interest Rate Swaps (IRSs) for a combined notional value of $70.0 million. These IRSs are used to hedge the risk related to the fluctuation of the SOFR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. On November 9, 2023 these hedges have been unwound due to the repayment of the underlying facility and has been recognized in profit or loss.

The Group entered on August 22, 2022 into four Fx Swaps to hedge 20% of the short position for 2023 and entered into several Fx Swap transactions during the first half 2023. These Fx Swaps are used to hedge the risk related to the fluctuation of EUR/USD, as a large part of the operational expenses are euro expenses while the income generated is in USD. The hedges qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. All these hedges matured in 2023. $(1.0) million has been recycled into P&L in 2023.

Treasury shares
As of December 31, 2023 Euronav owned 17,790,716 of its own shares, compared to 18,241,181 of shares owned on December 31, 2022. In the twelve months period ended December 31, 2023, Euronav transferred 450,465 shares to members of the Management Board in accordance with the Long Term Incentive Plan 2020, Long Term Incentive Plan 2021, Long Term Incentive Plan 2022 and Long Term Incentive Plan 2023.
Distributions
During its meeting of May 10, 2023, the Supervisory Board of Euronav approved an interim dividend for the first quarter of 2023 of $0.70 per share. The interim dividend of $0.70 per share was payable as from June 20, 2023. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

On May 17, 2023, the Annual Shareholders' meeting approved a full year dividend for 2022 of $1.10 per share. This pay out was a combination of a dividend of $0.051 per share and a share premium of $1.049 per share via the issue premium reserve.
During its meeting of August 8, 2023, the Supervisory Board of Euronav approved an interim dividend for the second quarter of 2023 of $0.80 per share. The interim dividend of $0.80 per share was payable as from September 19, 2023. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

During its meeting of November 28, 2023, the Supervisory Board of Euronav approved an interim dividend for the third quarter of 2023 of $0.57 per share. The interim dividend of $0.57 per share was payable as from December 20, 2023. The interim dividend to holders of Euronext shares was paid in EUR at the USD/EUR exchange rate of the record date.

On March 20, 2024, the Supervisory Board proposed the Annual Shareholders' meeting be held on May 16, 2024, to distribute $4.57 per share to all shareholders. This distribution is proposed as a combination of a dividend (USD 0.27 per share) and a repayment from the share issue premium (USD 4.30 per share). This distribution approach will be optimal for shareholders as the share issuance payment part of the distribution will represent more than 90% of the distribution. This distribution is exempt from any withholding tax. Together with the shareholders distribution already paid for the first quarter of 2023, the second quarter of 2023 and the third quarter of 2023, the proposed distribution would yield a total of $2.07. This proposal would bring the total return to shareholders to $6.64 for the full year 2023.

The total amount of dividends declared in 2023 was $646.3 million ($24.2 million in 2022 and $24.2 million in 2021) and $630.5 million was paid in 2023 ($24.2 million in 2022 and $24.2 million in 2021).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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

Long term incentive plan 2019

The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2019 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. In total 152,346 RSUs were granted on April 1, 2019.

Long term incentive plan 2020

The Group's Supervisory Board implemented in 2020 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. In total 144,392 RSUs were granted on April 1, 2020.
Long term incentive plan 2021

The Group's Supervisory Board implemented in 2021 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav RSUs. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. In total 193,387 RSUs were granted on April 1, 2021.

Long term incentive plan 2022

The Group's Supervisory Board implemented in 2022 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

of Euronav RSUs. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2022) and will be settled in shares. In total 163,022 RSUs were granted on April 1, 2022.
Long term incentive plan 2023

The Group's Supervisory Board implemented in 2023 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav RSUs. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2023) and will be settled in shares. In total 66,832 RSUs were granted on April 1, 2023.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 16 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the period ended December 31 of each year, calculated as follows:

Result attributable to ordinary shares

	2023	2022	2021
Result for the period (in USD)	858,026,940	203,251,347	(338,777,184)
Weighted average number of ordinary shares	201,901,743	201,747,963	201,677,981
Basic earnings per share (in USD)	4.25	1.01	(1.68)

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2021	220,024,713	18,346,732	201,677,981	201,677,981
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	—	—	—
On issue at December 31, 2021	220,024,713	18,346,732	201,677,981	201,677,981

On issue at January 1, 2022	220,024,713	18,346,732	201,677,981	201,677,981
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	(105,551)	105,551	69,982
On issue at December 31, 2022	220,024,713	18,241,181	201,783,532	201,747,963

On issue at January 1, 2023	220,024,713	18,241,181	201,783,532	201,783,532
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	(450,465)	450,465	118,211
On issue at December 31, 2023	220,024,713	17,790,716	202,233,997	201,901,743

Diluted earnings per share
For the twelve months ended December 31, 2023, the diluted earnings per share (in USD) amount to 4.25 (2022: 1.01 and 2021: (1.68)). At December 31, 2021, 236,590 options issued under the LTIP 2015 were excluded from the calculation of the diluted weighted average number of shares because these 236,590 options were out-of-the money and have been considered as anti-dilutive. At December 31, 2023 and December 31, 2022, these 236,590 options were not outstanding anymore (see Note 24). At December 31, 2023, no RSUs have been considered as dilutive, as all LTIPs were terminated during 2023 (see Note 24).

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	2023	2022	2021
Weighted average of ordinary shares outstanding (basic)	201,901,743	201,747,963	201,677,981

Effect of Share-based Payment arrangements	—	246,254	95,259

Weighted average number of ordinary shares (diluted)	201,901,743	201,994,217	201,773,240

There are no more remaining outstanding instruments at December 31, 2023 due to the change of control which caused an accelerated vesting of all RSUs. The RSUs of the LTIP 2019, LTIP 2020 and LTIP 2021 could have given rise to dilution at December 31, 2022 and December 31, 2021.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 17 - Interest-bearing loans and borrowings

(in thousands of USD)	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	102,419	—	74	—	102,493
Between 1 and 5 years	1,073,416	196,895	16,685	86,198	1,373,194
More than 1 year	1,175,835	196,895	16,759	86,198	1,475,687
Less than 1 year	29,313	67,025	22,292	117,863	236,493
At January 1, 2022	1,205,148	263,920	39,051	204,061	1,712,180

New loans	1,038,450	—	14,060	231,845	1,284,355
Scheduled repayments	(44,470)	(67,200)	(24,290)	(293,171)	(429,131)
Early repayments	(865,000)	—	—	—	(865,000)
Other changes	(945)	836	—	—	(109)
Translation differences	—	—	(142)	(5,873)	(6,015)
Balance at December 31, 2022	1,333,183	197,556	28,679	136,862	1,696,280

More than 5 years	221,304	—	41	—	221,345
Between 1 and 5 years	1,042,938	197,556	5,783	71,011	1,317,288
More than 1 year	1,264,242	197,556	5,824	71,011	1,538,633
Less than 1 year	68,941	—	22,855	65,851	157,647
Balance at December 31, 2022	1,333,183	197,556	28,679	136,862	1,696,280

	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	221,304	—	41	—	221,345
Between 1 and 5 years	1,042,938	197,556	5,783	71,011	1,317,288
More than 1 year	1,264,242	197,556	5,824	71,011	1,538,633
Less than 1 year	68,941	—	22,855	65,851	157,647
At January 1, 2023	1,333,183	197,556	28,679	136,862	1,696,280

New loans	2,124,850	—	2,312	569,277	2,696,439
Scheduled repayments	(72,644)	—	(21,311)	(544,856)	(638,811)
Early repayments	(2,861,080)	—	—	—	(2,861,080)

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Remeasurement	—	—	27,158	—	27,158
Other changes	4,050	4,396	—	(346)	8,100
Translation differences	—	—	18	2,609	2,627
Balance at December 31, 2023	528,359	201,952	36,856	163,546	930,713

More than 5 years	30,203	—	206	—	30,409
Between 1 and 5 years	332,032	198,219	3,157	71,248	604,656
More than 1 year	362,235	198,219	3,363	71,248	635,065
Less than 1 year	166,124	3,733	33,493	92,298	295,648
Balance at December 31, 2023	528,359	201,952	36,856	163,546	930,713
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
On April 7, 2021, the Group entered into an €80 million ($88.4 million) unsecured revolving credit facility. This new facility has been concluded with a range of commercial banks and the support of Gigarant, with sustainability and emission reductions as a component of the margin pricing. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2021 will be supported by compliance with the Poseidon principles. The facility will have a duration of minimum three years, with two one-year extension options. These extension options have been exercised and facility will mature on April 7, 2026. As of December 31, 2023 and December 31, 2022, the outstanding balance on this facility was $0.0 million and $0.0 million, respectively.

On June 21, 2022, the Group entered into a $150 million senior secured amortizing term loan facility to finance the acquisition of the 50% ownership in the FSO joint ventures. The new facility has been concluded with ING and ABN Amro who were also the supporting banks in the existing facility. At the same time the existing facilities for the FSO JV companies which were maturing in July 2022 and September 2022 have also been repaid (see Note 26). The new facility carries a rate of daily compounded SOFR plus a margin of 2.15% with margin adjustment of plus or minus 10 bps. The new facility is linked to the sustainability performance of the Company. The commercial terms include a reduction of the interest rate when the Company achieves its targets in relation to two sustainability KPI's. The facility has a duration of 7.75 years with maturity on March 30, 2030. As of December 31, 2023 and December 31, 2022, the outstanding balance on this facility was $124.8 million and $141.7 million, respectively.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

On December 6, 2022, the Group entered into a $377.0 million senior secured amortizing facility comprising a revolving credit facility of up to $307.0 million and a newbuild term loan facility of up to $70.0 million and an upsize term loan facility. The upsize facility of $70 million was concluded on March 17, 2023 for the financing of the newbuild VLCC Camus. The financing had been concluded with a syndicate of banks and Nordea Bank Norge SA acting as Agent and Security Trustee. The credit facility was repaid on December 14, 2023 in relation to the global refinance.

On June 29, 2023 the Group entered into a $190.4 million ECA covered senior secured amortizing loan facility to finance one newbuilding VLCC and three newbuilding Suezmax vessels. The facility was guaranteed with a K-Sure insurance cover. DNB and ING acted as co-agents in the facility and Citibank joined as a Mandated Lead Arranger. The new facility was linked to the sustainability performance of the Company with three sustainability KPI's. The commercial terms included a reduction of the interest rate when the Company achieves its targets in relation to the sustainability KPI's. The facility would have a duration of 12 years with maturity on June 29, 2035. The credit has been repaid and cancelled on December 14, 2023 in relation to the global refinance.

On October 9, 2023, the Company announced that an agreement was found between our two reference shareholders, CMB NV and Frontline plc / Famatown Finance Limited. The reference shareholders reached an agreement on a transaction involving the Company that puts an end to the deadlock arising from their differences over strategy, while offering other shareholders the opportunity to realise cash value for their investment. The transaction comprises three interdependent agreements:

• CMB will acquire Frontline's 26.12% stake in the Company for $18.43 per share
• Frontline will acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion
• The Company's pending arbitration action against Frontline and affiliates will be terminated

A Special General Meeting was held on November 21, 2023, where the share sale and the fleet sale was approved. Shortly after, the share transfer has materialized and Euronav has started delivering the 24 vessels to Frontline over a period of 2 months. In relation to this transaction, the remaining Euronav fleet was refinanced in a Global Refinancing $1,290 million facility on November 7, 2023 consisting of three facilities: (i) a revolver credit facility up to $725.0 million for the purposes of (a) refinancing the existing facilities relating to the Core Ships and the Transition Ships, (b) refinancing the existing facilities related to the A Fleet, and (c) only after the refinancings described in (a) and (b), for general corporate and working capital purposes; (ii) a transition term loan facility up to $375.0 million for the purposes of (a) refinancing the existing facilities relating to the Core Ships and the Transition Ships, (b) refinancing the Existing Facilities related to the A Fleet; (iii) a newbuild term loan facility up to $190.0 million for the purposes of financing the delivery cost of four newbuild vessels namely Brest, Bristol, Crocus and Clematis. This facility has been accounted for as a new instrument and the previously existing loans have been extinguished. The revolver facility and the newbuild facility have a term of five years and the transition facility has a term of 18 months; and is bearing interest of Term SOFR + a margin of 2.3% - 2.9% per annum. The margin is reset every quarter based on the ratio of net debt to total capitalisation ratio. As of December 31, 2023, the outstanding balance on this facility was $415.7 million.

The company has fully repaid the outstanding liabilities for the following loans in the fourth quarter of 2023:

•Credit facility of $108.5 million with Korea Trade Insurance Corporation (K-sure) as insurer dated April 25, 2017.
•Credit facility of $173.6 million with Kexim, BNP and Credit Agricole Corporate dated March 15, 2018.
•Credit facility of $200.0 million with Nordea dated September 7, 2018.
•Credit facility of $700.0 million with Nordea dated August 28, 2019.
•Sustainability-linked loan of $713.0 million with Nordea dated September 11, 2020.
•Sustainability-linked loan of $73.45 million with DNB dated December 2, 2021.
•Credit facility of $447.0 million with Nordea dated December 6, 2022.
•Credit facility of $190.4 million with DNB dated June 29, 2023.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Undrawn borrowing facilities
At December 31, 2023, Euronav and its fully-owned subsidiaries have undrawn credit line facilities amounting to $813.4 million (2022: $671.3 million), of which $79.0 million will mature within 12 months.

Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				December 31, 2023			December 31, 2022
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels loan 27.1M	USD	LIBOR + 1.95%	2029	—	—	—	24,650	24,650	24,650
Secured vessels loan 81.4M	USD	LIBOR + 1.50%	2029	—	—	—	44,098	44,098	42,960
Secured vessels loan 69.4M	USD	LIBOR + 2.0%	2030	—	—	—	49,751	49,751	49,751
Secured vessels loan 104.2M	USD	LIBOR + 2.0%	2030	—	—	—	67,251	67,251	66,562
Secured vessels Revolving loan 200.0M*	USD	LIBOR + 2.0%	2025	—	—	—	97,376	90,000	89,554
Secured vessels Revolving loan 700.0M*	USD	LIBOR + 1.95%	2026	—	—	—	553,480	470,000	466,211
Secured vessels Revolving loan 713.0M*	USD	LIBOR + 2.30%	2026	—	—	—	582,876	350,756	346,866
Secured vessels loan 73.45M	USD	LIBOR + 1.80%	2028	—	—	—	71,155	71,155	70,730
Unsecured Revolving loan 80M	EUR	LIBOR + 1.50%	2026	88,400	—	(66)	100,000	—	(265)
Secured FSO loan 150M	USD	SOFR + 2.15%	2030	124,809	124,809	123,728	141,747	141,747	140,227
Secured vessels Revolving loan 377.0M*	USD	SOFR + 1.90%	2028	—	—	—	288,276	40,000	35,938
Secured vessels loan Refi - Revolving loan 725.0M*	USD	SOFR + 2.30% - 2.90%	2028	725,000	—	(8,398)	—	—	—
Secured vessels loan Refi - Transition facility 375.0M	USD	SOFR + 2.30% - 2.90%	2025	368,225	368,225	365,662	—	—	—
Secured vessels loan Refi - Newbuild facility 190.0M	USD	SOFR + 2.30% - 2.90%	2028	47,500	47,500	47,433	—	—	—
Total interest-bearing bank loans				1,353,934	540,534	528,359	2,020,659	1,349,408	1,333,183
* The total amount available under the revolving loan Facilities depends on the total value of the fleet of tankers securing the facility.
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan. For further information, we refer to Note 20.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Other notes

(in thousands of USD)				December 31, 2023			December 31, 2022
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	6.25%	2026	200,000	200,000	198,219	200,000	200,000	197,556
Total other notes				200,000	200,000	198,219	200,000	200,000	197,556

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
On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock Exchange of Euronav Luxembourg S.A.'s $200 million senior unsecured bonds due September 2026.

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP Paribas Fortis SA/NV to act as dealer for a Treasury Notes Program with a maximum outstanding amount of €50 million. On October 1, 2018, KBC has been appointed as an additional dealer in the agreement and the maximum amount has been increased from €50 million to €150 million. As of December 31, 2023, the outstanding amount was $87.8 million or €79.1 million (December 31, 2022: $50.7 million or €47.5 million). The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The Company enters into FX forward contracts to manage the currency risks related to these instruments issued in Euro compared to the USD Group functional currency. The FX contracts have the same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On December 31, 2023, the fair value of these forward contracts amounted to $1.5 million (December 31, 2022: $0.3 million).

On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. During 2023, the repurchase options on the three VLCCs were exercised and the bareboat contracts have been ended.

On December 4, 2023, the Company entered into a sale and leaseback agreement for the Suezmax Cypress (2022 – 157,310). The vessel was sold and was leased back under a 14-year bareboat contract at a rate equal to an amortization element of $13,590 per day per vessel and an interest element based on term SOFR plus 4.35 basis points, which can be reduced by the sustainability saving. The sustainability saving is a CII score of A or B which will lead to a margin reduction of 10 basis points. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $76.9 million. As of December 31, 2023, the outstanding amount was $75.7 million. At the end of the bareboat contract, the Company has a purchase obligation of $7.39 million. Euronav may, at any

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

time on and after the fourth anniversary, notify the owners the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2023	December 31, 2022

Less than one year	4,547	22,667
Between one and five years	19,130	11,212
More than five years	52,828	—
Total future lease payables	76,505	33,878

On December 4, 2023, the Company entered into a sale and leaseback agreement for the Suezmax Cedar (2022 – 157,310) but this vessel was only delivered at January 10, 2024. At the end of December 31, 2023, the Company has a commitment of future lease payments for a total amount of $76.9 million of which $4.5 million is due less than one year, $19.0 million due between one and five years and $53.4 million due more than five years.
Transaction and other financial costs
The heading 'Other changes' in the first table of this footnote reflects the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortization of such costs. In 2023, the Group recognized $16.5 million of amortization of financing costs which was mainly due to the refinancing of the existing financial liabilities. Their respective remaining transaction costs have been expensed in the profit and loss statement. The Group recognized $13.8 million of directly attributable transaction costs as a deduction from the fair value of the $1.3 billion Global refinancing facility entered into November 7, 2023 and $0.7 million of directly attributable transaction costs as a deduction from the fair value of the sale and leaseback of the Suezmax Cypress. Furthermore, the heading 'Other changes' include a change of presentation of accrued interest on instruments measured at amortized cost, previously reported under trade and other payables to a single line item from the instrument itself (see Note 19).
Interest expense on financial liabilities measured at amortized cost increased during the year ended December 31, 2023, compared to 2022 (2023: $(-134.6) million, 2022: $(-85.4) million). The increased interest expenses on financial liabilities are mainly related to an increase in interest expenses on bank loans due to a higher average interest rate despite a lower average outstanding debt compared to the period ended December 31, 2022. Other financial charges increased in 2023 compared to 2022 (2023: $(-13.5) million, 2022: $(-5.9) million) which was mainly due to the refinancing of the previous financial liabilities (see Note 6).

Interest on lease liabilities (2023: $(-0.6) million, 2022: $(-1.2) million) were recognized.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2022	1,205,148	263,920	204,061	39,051	1,941,697	2,849	(164,104)	180,140	3,672,762

Changes from financing cash flows
Proceeds from loans and borrowings (Note 17)	1,038,450	—	—	—	—	—	—	—	1,038,450
Proceeds from issue of other borrowings (Note 17)	—	—	231,845	—	—	—	—	—	231,845
Proceeds from transfer of treasury shares (Note 15)	—	—	—	—	—	—	1,080	—	1,080
Repayment of sale and leaseback agreement (Note 17)	—	—	(22,667)	—	—	—	—	—	(22,667)
Transaction costs related to loans and borrowings (Note 17)	(5,871)	—	—	—	—	—	—	—	(5,871)
Repayment of borrowings (Note 17)	(909,470)	(67,200)	—	—	—	—	—	—	(976,670)
Repayment of commercial paper (Note 17)	—	—	(279,314)	—	—	—	—	—	(279,314)
Repayment of lease liabilities (Note 17)	—	—	—	(25,527)	—	—	—	—	(25,527)
Dividend paid	—	—	—	—	(24,213)	—	—	—	(24,213)
Total changes from financing cash flows	123,109	(67,200)	(70,136)	(25,527)	(24,213)	—	1,080	—	(62,887)

Other changes
Liability-related
Amortization of transaction costs (Note 17)	4,926	865	—	—	—	—	—	—	5,791
Amortization of above par issuance (Note 17)	—	(57)	—	—	—	—	—	—	(57)
Amortization of below par issuance (Note 17)	—	28	—	—	—	—	—	—	28
New leases (Note 17)	—	—	—	14,060	—	—	—	—	14,060
Interest expense (Note 6)	—	—	8,809	1,237	—	—	—	—	10,046
Translation differences (Note 17)	—	—	(5,873)	(142)	—	—	—	—	(6,015)
Total liability-related other changes	4,926	836	2,936	15,155	—	—	—	—	23,853

Total equity-related other changes (Note 15)	—	—	—	—	—	30,180	—	205,836	236,016

Balance at December 31, 2022	1,333,183	197,556	136,861	28,679	1,917,484	33,029	(163,024)	385,976	3,869,744

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2023	1,333,183	197,556	136,861	28,679	1,917,484	33,029	(163,024)	385,976	3,869,744

Changes from financing cash flows
Proceeds from loans and borrowings (Note 17)	2,124,850	—	—	—	—	—	—	—	2,124,850
Proceeds from issue of other borrowings (Note 17)	—	—	569,277	—	—	—	—	—	569,277
Proceeds from transfer of treasury shares (Note 15)	—	—	—	—	—	—	—	—	—
Repayment of sale and leaseback liability (Note 17)	—	—	(96,006)	—	—	—	—	—	(96,006)
Transaction costs related to loans and borrowings (Note 17)	(13,761)	—	(769)	—	—	—	—	—	(14,530)
Repayment of borrowings (Note 17)	(2,933,724)	—	—	—	—	—	—	—	(2,933,724)
Repayment of commercial paper (Note 17)	—	—	(458,272)	—	—	—	—	—	(458,272)
Repayment of lease liabilities (Note 17)	—	—	—	(21,942)	—	—	—	—	(21,942)
Dividend paid	—	—	—	—	(211,807)	—	—	(418,733)	(630,540)
Total changes from financing cash flows	(822,635)	—	14,230	(21,942)	(211,807)	—	—	(418,733)	(1,460,887)

Other changes
Liability-related
Amortization of transaction costs (Note 17)	15,835	692	4	—	—	—	—	—	16,531
Amortization of above par issuance (Note 17)	—	(57)	—	—	—	—	—	—	(57)
Amortization of below par issuance (Note 17)	—	28	—	—	—	—	—	—	28
New leases (Note 17)	—	—	—	2,312	—	—	—	—	2,312
Remeasurement (Note 17)	—	—	—	27,158	—	—	—	—	27,158
Interest expense (Note 6)	—	—	9,423	631	—	—	—	—	10,054
Translation differences (Note 17)	—	—	2,609	18	—	—	—	—	2,627
Other	1,976	3,733	419	—	—	—	—	—	6,128
Total liability-related other changes	17,811	4,396	12,455	30,119	—	—	—	—	64,781

Total equity-related other changes (Note 15)	—	—	—	—	—	(31,654)	—	840,673	809,019

Balance at December 31, 2023	528,359	201,952	163,546	36,856	1,705,677	1,375	(163,024)	807,916	3,282,657

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 18 - Employee benefits
The amounts recognized in the balance sheet are as follows:

(in thousands of USD)	December 31, 2023	December 31, 2022	December 31, 2021
NET LIABILITY AT BEGINNING OF PERIOD	(1,635)	(6,839)	(7,987)
Recognized in profit or loss	140	2,594	(621)
Recognized in other comprehensive income	(116)	942	1,453
Foreign currency translation differences	(57)	184	316
Reclassification equity-settled LTIPs	—	1,484	—
NET LIABILITY AT END OF PERIOD	(1,669)	(1,635)	(6,839)

Present value of funded obligation	(5,330)	(4,595)	(4,865)
Fair value of plan assets	5,173	4,434	4,224
	(157)	(161)	(641)
Present value of unfunded obligations	(1,512)	(1,474)	(6,198)
NET LIABILITY	(1,669)	(1,635)	(6,839)

Amounts in the balance sheet:
Liabilities	(1,669)	(1,635)	(6,839)
Assets	—	—	—
NET LIABILITY	(1,669)	(1,635)	(6,839)

Liability for defined benefit obligations

The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement. One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plans - are uninsured and unfunded. The unfunded obligations at December 31, 2021 also include provisions in respect of LTIP 2017, LTIP 2018, TBIP 2019, LTIP 2019 and LTIP 2020 (see Note 24). At December 31, 2022, the unfunded obligations related to LTIP 2020 and LTIP 2021 were reclassified to equity because these obligations are equity-settled incentive plans (see Note 24).

The Group expects to contribute the following amount to its defined benefit pension plans in 2024: $45,870.
The valuation used for the defined contribution plans is the Projected Unit Credit Cost as prescribed by IAS 19 R.

The Group expects to contribute the following amount to its defined contribution pension plans in 2024: $328,132.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 19 - Trade and other payables

(in thousands of USD)	December 31, 2023	December 31, 2022
Derivatives	146	404
Total non-current other payables	146	404
Trade payables	42,032	24,696
Accrued expenses	43,898	35,212
Accrued payroll	2,724	2,121
Dividends payable	16,301	547
Accrued interest	—	8,910
Deferred income	17,355	17,542
Other payables	1,703	1,441
Total current trade and other payables	124,013	90,469

The increase in trade payables is mainly due to a higher number of outstanding invoices related to two time charter agreements for the vessels Marlin Sardinia and Marlin Somerset, a higher number of outstanding invoices related to bunkers in connection with the vessels redelivered from the pool, and an increase in outstanding invoices from third party service providers.

The increase in accrued expenses as per December 31, 2023 compared to 2022 is mainly due to expenses related to vessels in drydock at year-end, time charter in hire on Marlin Sardinia and Marlin Somerset and an accrual related to severance pay on the Belgian flag vessels sold to Frontline.

The increase in dividends payable relates to the withholding tax payable at year-end on the dividend pay out for coupon 36.

The decrease in accrued interest is due to the change of presentation on instruments at amortized cost (loans, bonds, commercial paper) previously as accrued interest to a single line item on the instrument (see Note 17) as per December 31, 2023.

Deferred income relates to short term balances. The entire prior year balance was recognized in revenue in the current year, and the entire current year balance is expected to be recognized in 2024.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
(in thousands of USD)	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2022
Financial assets measured at fair value
Forward exchange contracts (Note 11/13/17)	1,309	—	—	1,309	—	1,309	—	1,309
Interest rate swaps (Note 11/13/17)	32,652	—	—	32,652	—	32,652	—	32,652
	33,961	—	—	33,961

Financial assets not measured at fair value
Non-current receivables (Note 11)	—	13,880	—	13,880	—	—	13,789	13,789
Lease receivables (Note 11)	—	2,854	—	2,854	—	2,268	—	2,268
Trade and other receivables * (Note 13)	—	325,592	—	325,592	—	—	—	—
Cash and cash equivalents (Note 14)	—	179,929	—	179,929	—	—	—	—
	—	522,255	—	522,255

Financial liabilities measured at fair value
Interest rate swaps (Note 19)	404	—	—	404	—	404	—	404
	404	—	—	404

Financial liabilities not measured at fair value
Secured bank loans (Note 17)	—	—	1,333,184	1,333,184	—	1,356,270	—	1,356,270
Unsecured other notes (Note 17)	—	—	197,556	197,556	194,480	—	—	194,480
Other borrowings (Note 17)	—	—	136,862	136,862	—	136,862	—	136,862
Lease liabilities (Note 17)	—	—	28,679	28,679	—	26,778	—	26,778
Trade and other payables * (Note 19)	—	—	72,878	72,878	—	—	—	—
		—	1,769,159	1,769,159

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2023
Financial assets measured at fair value
Forward exchange contracts (Note 13 and 17)	1,515	—	—	1,515	—	1,515	—	1,515
Interest rate swaps (Note 13)	1,286	—	—	1,286	—	1,286	—	1,286
	2,801	—	—	2,801

Financial assets not measured at fair value
Non-current receivables (Note 11)	—	1,625	—	1,625	—	—	1,536	1,536
Lease receivables (Note 11 and 13)	—	2,854	—	2,854	—	2,268	—	2,268
Trade and other receivables * (Note 13)	—	279,775	—	279,775	—	—	—	—
Cash and cash equivalents (Note 14)	—	429,370	—	429,370	—	—	—	—
	—	713,624	—	713,624

Financial liabilities measured at fair value
Interest rate swaps (Note 19)	146	—	—	146	—	146	—	146
	146	—	—	146

Financial liabilities not measured at fair value
Secured bank loans (Note 17)	—	—	528,359	528,359	—	540,096	—	540,096
Unsecured other notes (Note 17)	—	—	201,952	201,952	196,563	—	—	196,563
Other borrowings (Note 17)	—	—	163,546	163,546	—	164,261	—	164,261
Lease liabilities (Note 17)	—	—	36,856	36,856	—	33,359	—	33,359
Trade and other payables * (Note 19)	—	—	106,613	106,613	—	—	—	—
	—	—	1,037,326	1,037,326

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 13), deferred income and VAT payables (included in other payables) (see Note 19), which are not financial assets (liabilities) are not included.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2026, and the trading price on December 31, 2023. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2022 and 2023.
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
Credit risk
Trade and other receivables
The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. All trade and other receivables were with oil majors within the same industry but with a geographic spread and a different business focus. Based on past experience, and considering any forward-looking factors, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were in line with 2022. In particular, the client representing 6% of the Tankers segment's total revenue in 2023 (see Note 2) only represented 4.23% of the total trade and other receivables at December 31, 2023 (2022: one client representing 1.17%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
The ageing of current trade and other receivables is as follows:

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

(in thousands of USD)	2023	2022
Not past due	266,613	320,823
Past due 0-30 days	12,060	16,560
Past due 31-365 days	26,781	26,820
More than one year	1,656	2,585
Total trade and other receivables	307,111	366,789

Past due amounts are not credit impaired as collection is considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2023 55.14% (2022: 52.88%) of the total current trade and other receivables relate to TI Pool. TI Pool is paid after completion of the voyages and only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness historically has been high. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.
Non-current receivables
Non-current receivables as at December 31, 2023 mainly consist of lease receivables and other non-current receivables. Non-current receivables as at December 31, 2022 mainly consist of derivatives which relate to the fair market value of Interest Rate Swaps (see Note 11).
Cash and cash equivalents
The Group held cash and cash equivalents of $429.4 million at December 31, 2023 (2022: $179.9 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 14) and spread over different banks.
Derivatives
Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.
Guarantees
The Group's policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 30, 2019, the Group issued a guarantee to the buyer of the three VLCCs in relation to the sale and leaseback transaction (see Note 17) whereby the VLCCs were leased back in a subsidiary under a 54-months bareboat contract. At December 4, 2023, the Group issued a guarantee to the buyer of the Suezmax Cypres (2022 - 157,310 dwt) in relation to the sale and leaseback transaction (see Note 17) whereby the Suezmax was leased back in a subsidiary under a 14-year bareboat contract. At December 31, 2023, the guarantees towards TI Africa and TI Asia (for the full 100% due to the acquisition of the remaining 50%) were still outstanding but have not been called upon.
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

The following are the remaining contractual maturities of financial liabilities:

	Contractual cash flows December 31, 2022
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 17)	1,530,739	1,819,230	278,311	1,349,384	191,534
Other borrowings (Note 17)	136,862	154,292	73,330	80,962	—
Lease liabilities (Note 17)	28,679	29,745	23,624	6,080	41
Current trade and other payables * (Note 19)	72,878	72,878	72,878	—	—
	1,769,158	2,076,144	448,144	1,436,426	191,575

Derivative financial liabilities
Interest rate swaps (Note 19)	404	9	(1,359)	1,152	216
	404	9	(1,359)	1,152	216

	Contractual cash flows December 31, 2023
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 17)	730,311	837,126	217,328	587,681	32,117
Other borrowings (Note 17)	163,546	214,641	99,058	40,363	75,220
Lease liabilities (Note 17)	36,856	37,732	33,806	3,651	276
Current trade and other payables * (Note 19)	106,613	106,613	106,613	—	—
	1,037,326	1,196,112	456,805	631,694	107,613

Derivative financial liabilities
Interest rate swaps (Note 19)	146	(9)	(876)	797	70
	146	(9)	(876)	797	70
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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

Market risk
Managing interest rate benchmark reform and associated risks
Overview

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (RFR) (referred to as ‘IBOR reform'). The Group had exposures to IBORs on its financial instruments that has been replaced or reformed as part of these market-wide initiatives. As at December 31, 2023 new financial instruments concluded during 2023 have an alternative reference rate for US dollar LIBOR which is the Secured Overnight Financing Rate (SOFR). In 2022, the Group did not undertake amendments to its existing financial instruments as at December 31, 2021 with contractual terms indexed to IBORs. As announced by the Financial Conduct Authority (FCA) in early 2022, the panel bank submissions for US dollar LIBOR ceased in mid-2023. The Group anticipates that IBOR reform impacts its risk management and hedge accounting. In addition, the FCA announced in early 2023 that the one-, three- and six-month synthetic US dollar LIBOR settings will cease on September 30, 2024.
Derivatives
The Group from time to time may enter into derivative financial instruments to hedge its exposure to market fluctuations, foreign exchange and interest rate risks arising from operational, financing and investment activities. Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, derivatives are remeasured at fair value, and changes therein are generally recognized in profit or loss. The group designated certain derivatives as hedging instruments to hedge the variability in cash flows. The Group entered into interest rate swaps and forward exchange contracts to hedge this risk (see Note 15).

The Group holds interest rate swaps which have floating legs that are indexed to USD SOFR. The Group's derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA)'s master agreements.

As from 2022 onwards new transactions are based on the RFR approach using benchmark rate SOFR. This benchmark rate is quoted each day.

The Group's exposure to USD SOFR designated in hedging relationships is $93.6 million nominal amount at December 31, 2023 (see Note 15), representing the nominal amount of the four interest rate swaps maturing in 2030.

Hedge Accounting
The Group ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and apply a more qualitative and forward looking approach in assessing hedge effectiveness. On initial designation of the derivative as hedging instrument, the Group formally documents the economic relationship between the hedging instrument(s) and hedged item(s), including the risk management objective(s) and strategy for undertaking the hedge. The Group also documents the methods that will be used to assess the effectiveness of the hedging relationship and makes an assessment whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge is designated.

On an ongoing basis, the Group assesses whether the hedge relationship continues and is expected to continue to remain highly effective using retrospective and prospective quantitative and qualitative analysis.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

Total amounts of unreformed contracts, including those with an appropriate fallback clause

As at December 31, 2023, all existing financial instruments are indexed to USD SOFR.

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

Every increase (decrease) of $1,000 on the spot tanker freight market (VLCC and Suezmax) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)	2023		2022		2021
	Profit or loss		Profit or loss		Profit or loss
	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	20,252	(20,252)	21,348	(21,348)	21,270	(21,270)
Interest rate risk
Euronav interest rate management general policy is to borrow at floating interest rates based on SOFR plus a margin. The Euronav Corporate Treasury Department monitors the Group's interest rate exposure on a regular basis. From time to time and under the responsibility of the Chief Financial Officer, different strategies to reduce the risk associated with fluctuations in interest rates can be proposed to the Supervisory Board for their approval. The Group hedges part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group may use interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2023 and December 31, 2022, the Group had such instruments in place and approximately 17% and 46% of the floating interest rates have been hedged, respectively.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

(in thousands of USD)	2023	2022
FIXED RATE INSTRUMENTS
Financial assets	850	850
Financial liabilities	238,808	312,434
	239,658	313,284

VARIABLE RATE INSTRUMENTS
Financial liabilities	691,905	1,383,847
	691,905	1,383,847

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

	Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease
December 31, 2021
Variable rate instruments	(6,606)	2,133	—	—
Interest rate swaps	—	—	4,594	(4,222)
Cash Flow Sensitivity (Net)	(6,606)	2,133	4,594	(4,222)

December 31, 2022
Variable rate instruments	(7,784)	6,466	—	—
Interest rate swaps	—	—	4,710	(6,839)
Cash Flow Sensitivity (Net)	(7,784)	6,466	4,710	(6,839)

December 31, 2023
Variable rate instruments	(7,130)	7,129	—	—
Interest rate swaps	—	—	1,376	(1,376)
Cash Flow Sensitivity (Net)	(7,130)	7,129	1,376	(1,376)

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

The Group's exposure to currency risk is related to its operating expenses expressed in Euros and to Treasury Notes denominated in Euros. In 2023 about 19.1% (2022: 15.4% and 2021: 13.9%) of the Group's total operating expenses were incurred in Euros. Revenue and borrowings are expressed in USD only, except for instruments issued under the Treasury Notes Program (Note 17).

(in thousands of USD)	December 31, 2023		December 31, 2022		December 31, 2021
	EUR	USD	EUR	USD	EUR	USD
Trade payables	(5,888)	(36,144)	(6,653)	(18,043)	(5,680)	(20,332)
Operating expenses	(122,878)	(538,317)	(103,339)	(568,357)	(101,039)	(625,627)
Treasury Notes	(87,106)	(700)	(50,664)	—	(104,006)	—
For the average and closing rates applied during the year, we refer to Note 27.

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

Sensitivity analysis
A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2023	2022	2021
Equity	607	648	683
Profit or loss	(13,356)	(10,994)	(9,573)
A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect to the amounts shown above, on the basis that all the other variables remain constant.
Cash flow hedges
At December 31, 2023, the Group held the following instruments to hedge exposures to changes in interest rates:

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(22,916)	(18,039)	(50,392)
Average fixed interest rate	3.26%	3.26%	3.26%

At December 31, 2022, the Group held the following instruments to hedge exposures to changes in interest rates:

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(41,048)	(38,879)	(167,966)
Average fixed interest rate	1.42%	1.41%	1.40%

The Group entered on August 22, 2022 into four Fx Swaps to hedge 20% of the short position for 2023 and entered into several Fx Swap transactions during the first half 2023. These Fx Swaps are used to hedge the risk related to the fluctuation of EUR/USD. All these hedges matured in 2023.

The amounts at the reporting date relating to items designated as hedged items were as follows:

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

	December 31, 2023			December 31, 2022
(in thousands of USD)	Change in value used for calculating hedge ineffectiveness	Recycled into P&L	Cash flow hedge reserve	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve

Interest rate risk
Variable-rate instruments	6,164	24,717	1,140	(29,159)	32,021
Cap option	—	—	—	(466)	—
Fx rate risk
Fx Swaps	—	1,032	—	(1,032)	1,032

The amounts relating to items designated as hedging instruments and hedge ineffectiveness were as follows:

	2023				During the period 2023
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Recycled into P&L	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	93,607	1,286	146	Trade and other current receivables, Non-current other payables	(6,164)	(24,717)	37	Finance expenses
Fx rate risk
Fx Swaps	—	—	—	Trade and other current receivables	—	(1,032)	—	Finance expenses

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

	2022				During the period 2022
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	518,133	32,929	404	Non-current receivables, Trade and other current receivables, Trade and other current payables	29,159	(507)	Finance expenses
Cap options	—	—	—	Trade and other receivables	466	—	Finance expenses
Fx rate risk
Fx swaps	18,398	1,032	—	Trade and other current receivables	1,032	—	Finance expenses

During 2023 the hedges which were unwound, were classified from hedging reserve to profit or loss for a total amount of $24.7 million. During 2022, no amounts were reclassified from hedging reserve to profit or loss.

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting:

(in thousands of USD)	Hedging reserve

Balance at January 1, 2023	33,053
Cash flow hedges
Change in fair value interest rate risk	(6,164)
Recycled into P&L	(25,749)
Change in fair value fx risk	—
Balance at December 31, 2023	1,140

Balance at January 1, 2022	2,396
Cash flow hedges
Change in fair value interest rate risk	29,625
Change in fair value fx risk	1,032
Balance at December 31, 2022	33,053

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

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

Capital management
The Company considers equity (Note 15) and borrowings (Note 17) to be capital, and manages it as follows.
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
All existing financing arrangements, including the bonds, contain a change of control clause (COC), which is triggered if a shareholder would acquire 50%+1 of the shares or voting rights in Euronav. In certain existing financing arrangements (e.g., €80,000,000 facility agreement) the threshold would be 30%+1 of the shares or voting rights in Euronav.
On October 9, 2023 it was announced that two reference shareholders, CMB NV and Frontline plc/Famatown Finance Limited, had reached an agreement on a transaction involving the Company that would make an end to the deadlock arising from their differences over strategy (see Note 17).
The transaction comprised three interdependent agreements:
• CMB to acquire Frontline's 26.12% stake in the Company for $18.43 per share;
• Frontline to acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion;
• The Company's pending arbitration action against Frontline and affiliates to be terminated.

The transaction was effected on November 22, 2023 when CMB NV, after acquiring the shares of Frontline plc/Famatown Finance Limited, owned 49.05% of the company's issued shares (representing 53% of the voting rights in Euronav). The transaction did not trigger the change of control in the financing agreements because Saverco, which is the holding company of CMB NV is a permitted holder in the change of control clauses in the respective financing agreements, including the senior unsecured $200 million bond where no put-option event was triggered. Under the bond, the occurrence of a CoC by a person or group of persons acting in concert other than Saverco or Victrix would trigger a put option event,

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

allowing each bondholder to require that Euronav Luxembourg SA (Euronav Luxembourg) purchases all or some of the bonds held by that bondholder at a price equal to 101% per cent of the nominal amount (i.e., at a premium of 1%).
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

As of December 31, 2023, December 31, 2022 and December 31, 2021, the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2023, as described above:
1.current assets on a consolidated basis (including available credit lines of $813.4 million) exceeded current liabilities by $2,020.4 million,
2.aggregated cash was $1,242.8 million,
3.cash was $429.4 million and
4.ratio of Stockholders' Equity to Total Assets was 68.9%.
The previous dividend policy targeted each quarter, applicable as of the first quarter 2020, to return 80% of the net income (including the fixed element of $3 cents per quarter) to shareholders. This return to shareholders would primarily be in the form of a cash dividend and the Company always looked at share buyback as an alternative if it believed more value could be created for shareholders. The calculation did not include capital gains (reserved for fleet renewal) but included capital losses and the policy was at all times subject to freight market outlook, company balance sheet and cyclicality along with other factors and regulatory requirements. On the Supervisory Board meeting on December 5, 2023, the Board decided

Table of contents                                EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 20 - Financial instruments - Fair values and risk management (Continued)

to amend the dividend policy to a full discretionary dividend policy as it believes this approach offers the required flexibility to manage the Company in light of its new strategy. The new dividend policy is applicable from the next dividend payment decision.

As part of its capital allocation strategy, Euronav has the option of buying its own shares back should the Supervisory Board and Management Board believe that there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of $0.12 per share paid each year. During 2023, Euronav transferred 450,465 shares to members of the Management Board in accordance with the Long Term Incentive Plan 2020, Long Term Incentive Plan 2021, Long Term Incentive Plan 2022 and Long Term Incentive Plan 2023. The Company owned 17,790,716 own shares (8.09% of the total outstanding shares) at year-end.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

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
On October 27, 2020 and November 6, 2020, the Company entered into a time charter agreement for two Suezmaxes. The two Suezmaxes are the Marlin Sardinia (2019 - 156,607) and the Marlin Somerset (2019 - 156,620). The time charter contracts have a duration of 24-months with an option for an additional 12 months, which should be declared no later than 20 months after delivery, at a rate of $25,000 per day per vessel for the firm 24-months period and $26,500 per day per vessel for the optional 12-months period. Owners have a right to sell the vessel during the firm and optional period of the charter and transfer the remaining charter to the new owners by way of novation agreement. In accordance with IFRS, the Group recognized a right-of-use asset and lease liability. On June 24, 2022, Euronav has declared the options to extend the time charter agreement for the two Suezmaxes with an additional 12 months. This resulted in the recognition of an additional right-of-use asset and lease liability (see Note 8 and 17). In the fourth quarter of 2023 the vessels were redelivered.

On February 23, 2021, the Company entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284) with Taiping & Sinopec Financial Leasing Ltd Co. The vessel was sold for a net sale price of $35.4 million. The Company has leased back the vessel under a 36-months bareboat contract at an average rate of $22,500 per day. In accordance with IFRS, the Group recognized a right-of-use asset and lease liability (see Note 8 and Note 17). During the fourth quarter of 2023, the Company has sent a notification letter to exercise the purchase option of $30.0 million and vessel has been delivered on January 22, 2024.

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2023	December 31, 2022
Less than 1 year	30,495	25,955
Between 1 and 5 years	—	1,170
Total future lease payments	30,495	27,125

For the office leases in Belgium, France, Greece, Hong Kong, Singapore, UK and US, which have an average lease term till November 2025, the Group recognized a right-of-use asset and lease liability. The right-of-use asset was adjusted by the practical expedient impairment assessment based on the onerous contract analysis option. The right-of-use asset related to office leases was reduced by the lease receivable related to subleases that qualify as finance lease under IFRS 16.

The Group used the short-term lease exemption for all the lease contracts with a remaining lease term of less than one year. Accordingly, those lease payments were recognized as an expense.

Information about leases for which the Group is a lessee is presented below.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 21 - Leases (Continued)

Right-of-use assets

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2022	15,792	10,358	2,306	545	29,001
Additions to right-of-use assets	—	13,597	408	55	14,060
Depreciation charge for the year	(7,371)	(12,874)	(1,022)	(242)	(21,509)
Translation differences	—	—	(52)	(7)	(59)

Balance at December 31, 2022	8,421	11,081	1,640	351	21,493

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2023	8,421	11,081	1,640	351	21,493
Additions to right-of-use assets	—	—	2,312	—	2,312
Depreciation charge for the year	(7,371)	(9,438)	(1,018)	(212)	(18,040)
Derecognition of right-of-use assets	—	—	(445)	—	(445)
Remeasurement	29,245	(1,642)	—	—	27,603
Translation differences	—	—	11	2	13

Balance at December 31, 2023	30,295	—	2,499	141	32,936

Amounts recognized in profit or loss

(in thousands of USD)	2023	2022
Interest on lease liabilities	(631)	(1,237)
Depreciation right-of-use assets	(18,040)	(21,509)
Low-value leases	(451)	(173)

Amounts recognized in statement of cash flows

(in thousands of USD)	2023	2022

Total cash outflow for leases	(21,942)	(25,527)
Total cash inflow for leases	1,706	2,036

Extension options

On June 24, 2022, Euronav declared the options to extend the time charter agreement for the two Suezmaxes Marlin Sardinia and Marlin Somerset with an additional 12 months. These Suezmaxes have been redelivered in the fourth quarter of 2023. At December 31, 2023, there were no material extension options in the property leases which could be exercised by the Group.

Leases as lessor
As a lessor the Group leases out some of its vessels under long-term time charter agreements.

The future undiscounted lease payments to be received for these lease agreements are as follows:

(in thousands of USD)	December 31, 2023	December 31, 2022
Less than one year	162,100	121,978
Between one and five years	300,183	326,228
More than five years	241,383	306,505
Total future lease receivables	703,666	754,710

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 21 - Leases (Continued)
For certain vessels employed under long-term time charter agreements, the adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15.

(in thousands of USD)	2023	2022
Lease component of revenue from time charter-out	457,750	487,686
Non-lease component of revenue from time charter-out	245,916	267,024
Total future lease receivables	703,666	754,710

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

Further the Group subleases office space to third parties in certain leased offices of Euronav UK and Euronav MI II Inc (formerly Gener8 Maritime Inc.). The Group recognized at January 1, 2019 $11.4 million lease receivables related to sublease agreements that qualify as finance lease. The sublease of the office of Euronav UK ended April 30, 2023.

The following table sets out a maturity analysis of the lease receivables related to the subleased office space, showing the undiscounted sublease payments to be received after the reporting date.

(in thousands of USD)	December 31, 2023	December 31, 2022
Less than 1 year	1,689	1,869
One to two years	1,285	1,689
Two to three years	—	1,285
Total undiscounted lease receivables	2,974	4,843

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 22 - Provisions and contingencies

(in thousands of USD)	Onerous contract	Total

Balance at January 1, 2022	1,154	1,154

Provisions used during the year	(261)	(261)
Balance at December 31, 2022	892	892

Non-current	597	597
Current	295	295
Total	892	892

Balance at January 1, 2023	892	892

Provisions used during the year	(294)	(294)
Balance at December 31, 2023	598	598

Non-current	274	274
Current	324	324
Total	598	598

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

The Group was involved in a litigation. The claim was submitted on January 15, 2021 by Unicredit Bank in London with the High Court of Justice of England and Wales. The claim related to an alleged misdelivery of 101,809 metric tons of low sulfur fuel oil that was transported by the Suezmax vessel, Sienna. The case went to Trial in London in March 2022 and judgement was handed down in April 2022. Euronav were successful in defending the claims which were dismissed with costs awarded to Euronav. Unicredit however filed an application and received permission to appeal the decision of the Commercial Court judge, Mrs Justice Moulder. The Court of Appeal hearing took place on March 28 and 29, 2023. Euronav again was successful in defending the claims which were dismissed. Unicredit filed an application but was not granted permission to take the case to the Supreme Court, which ended the file.

The Group is currently involved in a litigation. RMK Maritime (RMK) has commenced legal proceedings in the London High Court against Euronav seeking $12,993,720 in damages in relation to unpaid advisory services provided by RMK to Euronav concerning its merger with Gener8 in 2016 and 2017. RMK are trying to argue that they are entitled to additional compensation beyond the sums they agreed to accept in a written Advisory Agreement. RMK issued the legal proceedings on September 30, 2022, Euronav's defense was served on December 29, 2022 and the hearing is scheduled for May 2025. Management believes that RMK faces a heavy burden to persuade a Court that they should be entitled to additional remuneration in view of the clear terms of the written Advisory Agreement. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized.

Euronav Shipping NV entered on March 20, 2023, a storage contract with Silk Straits.SDN BHD ("Silk Straits"). Pursuant to a back-to-back agreement, Silk Straits has sublet some cargo tanks to Black Swan Petroleum DMCC ("Black Swan"). Black Swan loaded a cargo, purportedly being of Iraqi origin ("the Oil"), using MT ABYSS. Euronav received notice from United Against Nuclear Iran that the Oil was alleged from Iranian origin and therefore in breach of US sanctions. Euronav cooperated with the Department of Justice of the US ("DOJ") which resulted in the delivery of the Oil to the US. Black Swan started proceedings against Euronav in Malaysia for misdelivery of the cargo. As security, they arrested Oceania and to release the vessel, Euronav has posted a cash security ($45,711,840) with the Malaysian Court in January, 2024. The cash security equals the claimed amount from Black Swan and was required to lift the arrest of the vessel. Euronav started arbitration proceedings against Black Swan in London. Euronav has also commenced arbitration proceedings against Silk Straits. The proceedings are at an early stage and therefore management decided no provision is to be recognized for now.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 23 - Related parties
Identity of related parties
The Group has a related party relationship with its shareholders, subsidiaries (see Note 25) and equity-accounted investees (see Note 26) and with its directors and executive officers (see Note 24).
Shareholders
The shareholders in Euronav changed during the year 2023. On October 9, 2023, the Company announced that its two reference shareholders, CMB NV ("CMB") and Frontline plc / Famatown Finance Limited ("Frontline"), have reached an agreement on a transaction involving the Company that puts an end to the deadlock arising from their differences over strategy, while offering other shareholders the opportunity to realise cash value for their investment (see Note 1, 3, 8, 17 and 24). At December 31, 2023, Euronav has one major shareholder CMB, owning 49.05% of the equity representing 53.0% of the voting rights, with Saverco as its ultimate parent. Both parties are considered as related.

The Audit and Risk Committee has reviewed the transactions with both related parties:

a.For CMB we refer to:
i.Fuel swap: Euronav has obtained a ruling to include bunker fuel stored by the company (Note 12) under the tonnage tax regime. This ruling also allows the execution of physical swaps, currently executed with CMB since 2019. The swap agreement was extended to CMB NV, Bocimar International NV and Bocimar Hong Kong Ltd. In the course of 2023, a total of 19,894 metric tons (2022: 23,537 metric tons and 2021: 44,451 metric tons) of compliant bunker fuel oil was swapped with these parties.
ii.The Group leases office space in Belgium from Reslea N.V., an entity jointly controlled by CMB. Under this lease, the Group paid an annual rent of $334,692.5 in 2023 (2022: $419,526 and 2021: $356,729). This lease expires on August 31, 2024.
b.For Famatown / Hemen / Frontline: Euronav has entered into a time charter agreement for two Suezmaxes in the fourth quarter of 2020 (see Note 21). The charter party is Trafigura whereas vessels have been bought in the meanwhile by the Fredriksen Group. Contract matured in the fourth quarter of 2023.

Transactions with key management personnel
The total amount of the remuneration paid in local currency to all non-executive directors for their services as members of the board and committees (if applicable) is as follows:

(in thousands of EUR)	2023	2022	2021
Total remuneration	1,441	977	977
The Nomination and Remuneration Committee annually reviews the remuneration of the members of the Management Board. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

(in thousands of EUR)	2023	2022	2021
Total fixed remuneration	2,456	2,724	2,068
of which
Cost of pension	24	28	28
Other benefits	—	810	—

Total variable remuneration	8,500	7,320	1,606
of which
Share-based payments	3,218	5,757	911
Termination benefits	3,642	—	—
All amounts mentioned refer to the Management Board in its official composition throughout 2023.
The remuneration of the CEO can be summarized as follows:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 23 - Related parties (Continued)

(in thousands of EUR)	2023	2022	2021
Total fixed remuneration	471	624	624
of which
Cost of pension	—	—	—
Other benefits	—	—	—

Total variable remuneration	4,163	3,628	903
of which
Share-based payments	1,811	2,966	568
Termination benefits	1,690	—	—

On February 12, 2015, the Board of Directors (as of February 2020 Supervisory Board) granted 236,590 options and 65,433 restricted stock units within the framework of a long term incentive plan. Vested stock options may be exercised until 13 years after the grant date. As of December 31, 2023, all stock options and all RSUs were exercised (see Note 15 and 24). On February 9, 2017, the Board of Directors (as of February 2020 Supervisory Board) granted 66,449 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary, one-third was vested on the third anniversary and one-third was vested on the fourth anniversary (see Note 15 and 24). On February 16, 2018, the Board of Directors (as of February 2020 Supervisory Board) granted 154,432 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary, one-third was vested on the third anniversary and one-third was vested on the fourth anniversary (see Note 15 and 24). On January 8, 2019, the Board of Directors (as of February 2020 Supervisory Board) granted 1,200,000 phantom stock units within the framework of a transaction based incentive plan (TBIP). After the resignation of the former CEO, 400,000 phantom stock units were waived. The first tranche of 12% was vested in the first quarter of 2020. The second tranche of 19% was vested in the second quarter of 2022, the third and fourth tranche of 25% and 44% were vested in the third quarter of 2022. The contractual term of the TBIP offer is 5 years. A first tranche of 12% of the total number of phantom stock units vests on the date on which the Fair Market Value (FMV) reaches USD 12 (decreased with the amount of dividend paid since grant, if any). A second tranche (16%) vests on the date the FMV reaches USD 14 (decreased with the amount of dividend paid since grant, if any), a third tranche (25%) vests on the date the FMV reaches USD 16 (decreased with the amount of dividend paid since grant, if any) and the final tranche (44%) vests on the date the FMV reaches USD 18 (decreased with the amount of dividend paid since grant, if any) (see Note 15 and 24). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date.

On April 1, 2019, the Board of Directors (as of February 2020 Supervisory Board) granted 152,346 restricted stock units within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. During 2022, 105,626 RSUs were vested which have been transferred to the beneficiaries out of treasury shares. On April 1, 2020, the Supervisory Board granted 144,392 restricted stock units within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. As of December 31, 2023, 88,127 RSUs were vested which have been transferred to the beneficiaries out of treasury shares. On April 1, 2021, the Supervisory Board granted 193,387 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. As of December 31, 2023, 131,529 RSUs were vested consisting of 64,414 RSUs which were vested at the first anniversary date, 14,530 at the second anniversary date and 52,585 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the voting rights of Frontline and owns 49.05% of the voting rights. In total 131,529 RSUs have been transferred to the beneficiaries out of treasury shares. On April 1, 2022, the Supervisory Board granted 163,022 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2022) and will be settled in shares. As of December 31, 2023, 110,730 RSUs were vested consisting of 12,203 RSUs which were vested at the first anniversary date and 98,527 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the voting rights of Frontline and owns 49.05% of the voting rights. In total 110,730 RSUs have been transferred to the beneficiaries out of treasury shares. On April 1, 2023, the Supervisory Board granted 120,079 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2023) and will be settled in shares. As of December 31, 2023, all

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 23 - Related parties (Continued)
RSUs were vested due to the change of control whereby CMB acquired the voting rights of Frontline and owns 49.05% of the voting rights. All RSUs have been transferred to the beneficiaries out of treasury shares.

Properties
The Company subleases office space in its London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a 50-50 joint venture with International Seaways. Under this sublease, the Company received in 2023 a rent of $66,677 (2022: $216,040 and 2021: $235,205). This sublease expired on April 27, 2023.
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
On March 24, 2022, the Suezmax Bari was sold for $21.5 million. A capital gain on the sale of $3.3 million (Euronav's share) was recorded in the joint venture company. The vessel was delivered to her new owners during the second quarter of 2022. Following this sale, the shareholders loan to Bari Shipholding Ltd. was repaid and the remaining amount was written-off.
Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

As of and for the year ended December 31, 2022
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income
TI Africa Ltd	—	58	—	162	—
TI Asia Ltd	—	—	—	162	1,000
Bari Shipholding Ltd	14	—	850	—	—
Bastia Shipholding Ltd	—	—	—	—	150
Tankers Agencies (UK) Ltd	—	125	—	—	1,871
Total	14	183	850	324	3,021

As of and for the year ended December 31, 2023
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

Bari Shipholding Ltd	46	—	850	—	—
Bastia Shipholding Ltd	—	—	—	—	150
Tankers Agencies (UK) Ltd	—	103	—	—	—
Total	46	103	850	—	150

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 24 - Share-based payment arrangements
Description of share-based payment arrangements:
During 2023, the Group had the following share-based payment arrangements:
Long term incentive plan 2015 (Equity-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2015 a long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years at anniversary date and 60% in the form of restricted stock units (RSUs) which will be paid out in cash, with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSUs were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of €10.0475 and are equity-settled. All stock options were settled in 2022, all RSUs were exercised in 2018. The total employee benefit expense recognized in the consolidated statement of profit or loss during 2023 with respect to the LTIP 2015 was $0 thousand (2022: expense of $1.8 million and 2021: $0 thousand).
Long term incentive plan 2017 (Cash-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017 and one-third was vested on the second anniversary and one-third on the third anniversary and one-third on the fourth anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2023, no phantom stocks were outstanding. The LTIP 2017 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2017, measured based on the Company's share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2023 was $0 thousand (2022: income of $0 thousand and 2021: income of $0.2 million).

Long term incentive plan 2018 (Cash-settled)
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain their respective LTIP in cash, based on the volume weighted average price of the shares on Euronext Brussels over the 3 last business days of the relevant vesting period. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018 and one-third was vested on the second anniversary and one-third on the third anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. As of December 31, 2023, no phantom stocks were outstanding. The LTIP 2018 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2018, measured based on the Company's share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss during 2023 was $0.0 million (2022: income of $0.6 million and 2021: income of $0.2 million).

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

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 24 - Share-based payment arrangements (Continued)
if any). In total a number of 1,200,000 phantom stock units were granted on January 8, 2019. The first tranche of 12% was vested in the first quarter of 2020. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. The second tranche of 19% was vested in the second quarter of 2022, the third and fourth tranche of 25% and 44% were vested in the third quarter of 2022. As of December 31, 2023, no phantom stocks were outstanding. The TBIP 2019 qualifies as a cash-settled share-based payment transaction as the Company receives services from the participants and incur an obligation to settle the transaction in cash. The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $$0 thousand (2022: expense of $7.4 million and 2021: expense of $1.0 million).

Long term incentive plan 2019 (Equity-settled)

The Group's Board of Directors (as of February 2020 Supervisory Board) has implemented in 2019 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. In total 152,346 RSUs were granted on April 1, 2019. During 2022, 105,626 RSUs were vested which have been transferred to the beneficiaries out of treasury shares. The compensation income recognized in the consolidated statement of profit or loss during 2023 was $0.0 million (2022: income of $0.6 million and 2021: expense of $0.4 million).

Long term incentive plan 2020 (Equity-settled)

The Group's Supervisory Board has implemented in 2020 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. In total 144,392 RSUs were granted on April 1, 2020. As of December 31, 2023, 88,127 RSUs were vested, which have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $0.2 million (2022: expense of $0.4 million and 2021: expense of $0.3 million).

Long term incentive plan 2021 (Equity-settled)

The Group's Supervisory Board has implemented in 2021 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. In total 193,387 RSUs were granted on April 1, 2021. As of December 31, 2023, 131,529 RSUs were vested consisting of 64,414 RSUs which were vested at the first anniversary date, 14,530 at the second anniversary date and 52,585 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the shares of Frontline and owns 53% of the voting rights. In total 131,529 RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $0.8 million (2022: expense of $0.7 million).

Long term incentive plan 2022 (Equity-settled)

The Group's Supervisory Board has implemented in 2022 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (RSUs). The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2022) and will be settled in shares. In total 163,022 RSUs were granted on April 1, 2022. As of December 31, 2023, 110,730 RSU's were vested consisting of 12,203 RSUs which were vested at the first anniversary date and 98,527 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the shares of Frontline and owns 53% of the voting rights. In total 110,730 RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $1.3 million.

Long term incentive plan 2023 (Equity-settled)

The Group's Supervisory Board implemented in 2023 an additional long term incentive plan (LTIP) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav RSUs. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2023) and will be settled in shares. In total 120,079 RSUs were granted on April 1, 2023. As of December 31, 2023, all RSU's were vested due to the change of control whereby CMB acquired the shares of Frontline and

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 24 - Share-based payment arrangements (Continued)
owns 53% of the voting rights and all RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $1.6 million.

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
The liability in respect of its obligations under the LTIP 2018 is measured based on the Company's share price at the reporting date and taking into account the extent to which the services have been rendered to date. One-third of the phantom stocks granted on February 16, 2018 was vested on the second anniversary, one-third on the third anniversary and one-third on the fourth anniversary. As of December 31, 2023, no phantom stocks remained outstanding. The Company's share price was EUR 7.237 at the grant date of the LTIP 2018 and EUR 15.69 as at December 31, 2022.
The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The vesting and settlement of the TBIP is spread over a timeframe of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when the Fair Market Value (FMV) reaches $12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any), the third tranche of 25% vesting when the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. In total a number of 1,200,000 phantom stock units were granted on January 8, 2019 and the first tranche of 12% was vested in the first quarter of 2020. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. The second tranche of 19% was vested in the second quarter of 2022, the third and fourth tranche of 25% and 44% were vested in the third quarter of 2022. As of December 31, 2023, no phantom stocks were outstanding.

The inputs used in measurement of the fair value at grant date for the TBIP was as follows:

	TBIP
	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Risk-free interest rate	1.69%	1.69%	1.69%	1.69%
Annual volatility	33.43%	33.43%	33.43%	33.43%
Expected vesting period (years)	3.05	3.38	3.69	3.98

The liability in respect of its obligations under the LTIP 2019, LTIP 2020, LTIP 2021, LTIP 2022 and LTIP 2023 is subject for 75% to a relative TSR (Total Shareholder Return) compared to a peer group over a three years period. Each yearly measurement to be worth 1/3rd of 75% of the award. And subject for 25% to an absolute TSR of the Company's shares measured each year for 1/3 of 25% of the award. In total 152,346 RSUs were granted on April 1, 2019 in relation to the LTIP 2019, 144,392 RSUs were granted on April 1, 2020 in relation to the LTIP 2020, 193,387 RSUs were granted on April

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 24 - Share-based payment arrangements (Continued)
1, 2021 in relation to the LTIP 2021, 163,022 RSUs were granted on April 1, 2022 in relation to the LTIP 2022 and 120,079 RSUs were granted on April 1, 2023 in relation to the LTIP 2023. As of December 31, 2023, 88,127 RSUs were vested in relation to the LTIP 2020, 131,529 RSUs were vested in relation to the LTIP 2021, 110,730 RSUs were vested in relation to the LTIP 2022 and 120,079 RSUs were vested in relation to the LTIP 2023. All RSUs have been transferred to the beneficiaries out of treasury shares.

Expenses recognized in profit or loss
For details on related employee benefits expense, see Note 5 and Note 18. The expenses related to the LTIP 2015, LTIP 2017, LTIP 2018, TBIP 2019, LTIP 2019, LTIP 2020, LTIP 2021, LTIP 2022 and LTIP 2023 (2023: expense of $3.9 million, 2022: expense of $9.2 million and 2021: expense of $1.3 million) are included in employee benefits and administrative expenses.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of options under the 2015 LTIP were as follows:

(figures in EUR)	Number of options 2022	Weighted average exercise price 2022	Number of options 2021	Weighted average exercise price 2021
Outstanding at January 1	236,590	7.732	236,590	7.732
Forfeited during the year	—	—	—	—
Settled during the year	(236,590)	6.843	—	—
Granted during the year	—	—	—	—
Outstanding at December 31	—	—	236,590	7.732
Vested at December 31	—	—	236,590	—

There were no outstanding share options since December 31, 2022.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 25 - Group entities

	Country of incorporation	Consolidation method	Ownership interest
			December 31, 2023	December 31, 2022	December 31, 2021
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%
Euronav NV, Antwerp, Geneva (branch office)
Euronav NV, London (branch office)

Subsidiaries
Euronav Shipping NV	Belgium	full	100.00%	100.00%	100.00%
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav SAS	France	full	100.00%	100.00%	100.00%
Euronav Ship Management SAS	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Antwerp (branch office)
Euronav Ship Management Ltd	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore	Singapore	full	100.00%	100.00%	100.00%
Euronav MI II Inc	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary II Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Management LLC	Marshall Islands	full	100.00%	100.00%	100.00%
TI Africa Ltd	Hong Kong	full	100.00%	100.00%	NA
TI Asia Ltd	Hong Kong	full	100.00%	100.00%	NA

Joint ventures
TI Africa Ltd	Hong Kong	equity	NA	NA	50.00%
TI Asia Ltd	Hong Kong	equity	NA	NA	50.00%
Tankers Agencies (UK) Ltd	UK	equity	50.00%	50.00%	50.00%
Tankers International LLC	Marshall Islands	equity	50.00%	50.00%	50.00%
Bari Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Bastia Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%

At December 31, 2023, the Group held 50% of the voting rights in Tankers Agencies (UK) Ltd but held 61% of the outstanding shares that participate in the result of the entity.

At December 31, 2023, the Group held 50% of the voting rights in Tankers International LLC but held 59% of the outstanding shares that participate in the result of the entity.

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

The Group holds 100% of the voting rights in all of its subsidiaries.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 26 - Equity-accounted investees

(in thousands of USD)	December 31, 2023	December 31, 2022
Assets
Interest in joint ventures	518	1,423
Interest in associates	—	—
TOTAL ASSETS	518	1,423

Liabilities
Interest in joint ventures	—	—
Interest in associates	—	—
TOTAL LIABILITIES	—	—

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 26 - Equity-accounted investees (Continued)

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	51,703	33,936
Offset investment with shareholders loan	—	—
Balance at January 1, 2021	51,703	33,936

Group's share of profit (loss) for the period	22,976	—
Group's share of other comprehensive income	951	—
Dividends received from joint ventures	(4,635)	—
Movement shareholders loans to joint ventures	—	(2,242)

Gross balance	70,995	31,694
Offset investment with shareholders loan	1,451	(1,451)
Balance at December 31, 2021	72,446	30,242

Reversal prior year offset investment with shareholders loan	(1,451)	1,451
Group's share of profit (loss) for the period	17,650	—
Group's share of other comprehensive income	159	—
Dividends received from joint ventures	(3,021)	—
Movement equity to shareholders loans	(2,000)	2,000
Reclassification of associate to joint venture (Note 23)	—	(32,844)
Business combinations	(83,186)	—

Gross balance	597	850
Offset investment with shareholders loan	826	(826)
Balance at December 31, 2022	1,423	24

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 26 - Equity-accounted investees (Continued)

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Reversal prior year offset investment with shareholders loan	(826)	826
Group's share of profit (loss) for the period	(927)	—

Gross balance	(329)	850
Offset investment with shareholders loan	848	(848)
Balance at December 31, 2023	518	2

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

Joint venture	Segment	Description
Tankers Agencies (UK) Ltd	Tankers	Parent company of Tankers International Ltd
Tankers International LLC	Tankers	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
Bari Shipholding Ltd	Tankers	Formerly owner of 1 Suezmax, dormant company
Bastia Shipholding Ltd	Tankers	Formerly owner of 1 Suezmax, liquidation is in process
TI Africa Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Africa), as from June 7, 2022 100% subsidiary *
TI Asia Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Asia), as from June 7, 2022 100% subsidiary *
* FSO Asia and FSO Africa are on a time charter contract to North Oil Company (NOC), the new operator of Al Shaheen field, until mid 2032.
The following table contains summarized financial information for all of the Group's joint ventures:

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 26 - Equity-accounted investees (Continued)

	Asset
(in thousands of USD)	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 25)	TI LLC (see Note 25)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2021
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	108,245	102,454	503	—	15,210	—	226,413
of which vessel	108,245	102,454	—	—	15,210	—	225,910
Current Assets	10,883	10,073	295,289	231	6,582	403	323,461
of which cash and cash equivalents	1,799	984	4,059	—	17	320	7,179
Non-Current Liabilities	33,755	10,245	66	—	20,228	—	64,295
of which bank loans	—	—	—	—	—	—	—
Current Liabilities	25,153	24,305	290,626	68	4,466	112	344,731
of which bank loans	20,075	19,361	51,500	—	—	—	90,937
Net assets (100%)	60,221	77,977	5,100	163	(2,903)	290	140,848

Group's share of net assets	30,110	38,988	3,106	96	(1,451)	145	70,995

Shareholders loans to joint venture	11,465	—	—	—	20,228	—	31,694

Net Carrying amount of interest in joint venture	30,110	38,988	3,106	96	—	145	72,446

Remaining shareholders loan to joint venture	11,465	—	—	—	18,777	—	30,242

Revenue	50,105	50,160	649,665	—	11,872	—	761,801
Depreciations and amortization	(10,092)	(9,706)	(39)	—	(4,869)	—	(24,706)
Interest Expense	(2,005)	(1,943)	(1,054)	—	(1,932)	(1)	(6,934)
Income tax expense	(2,646)	(2,626)	(141)	—	—	—	(5,413)
Profit (loss) for the period (100%)	25,357	25,180	642	(19)	(5,464)	121	45,816
Other comprehensive income (100%)	971	930	—	—	—	—	1,902

Group's share of profit (loss) for the period	12,678	12,590	391	(11)	(2,732)	60	22,976

Group's share of other comprehensive income	486	465	—	—	—	—	951

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 26 - Equity-accounted investees (Continued)

	Asset
(in thousands of USD)	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 25)	TI LLC (see Note 25)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2022
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	—	—	153	—	—	—	153
of which vessel	—	—	—	—	—	—	—
Current Assets	—	—	504,397	206	131	—	504,734
of which cash and cash equivalents	—	—	2,453	—	101	—	2,554
Non-Current Liabilities	—	—	30	—	1,700	—	1,730
of which bank loans	—	—	—	—	—	—	—
Current Liabilities	—	—	502,547	63	83	—	502,693
of which bank loans	—	—	75,500	—	—	—	75,500
Net assets (100%)	—	—	1,973	143	(1,652)	—	464

Group's share of net assets	—	—	1,202	84	(826)	—	460

Shareholders loans to joint venture	—	—	—	—	850	—	850

Net Carrying amount of interest in joint venture	—	—	1,202	84	—	—	1,286

Remaining shareholders loan to joint venture	—	—	—	—	24	—	24

Revenue	20,729	20,729	1,172,698		2,139	—	1,216,295
Depreciations and amortization	(2,998)	(2,811)	(39)		(479)	—	(6,327)
Interest expense	(428)	(413)	(954)		171	—	(1,625)
Income tax expense	1,599	1,600	(117)		—	—	3,082
Profit (loss) for the period (100%)	14,997	14,858	185	(36)	5,250	10	35,265
Other comprehensive income (100%)	170	149	—	—	—	—	319

Group's share of profit (loss) for the period	7,499	7,429	113	(21)	2,625	5	17,650

Group's share of other comprehensive income	85	74	—	—	—	—	159

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 26 - Equity-accounted investees (Continued)

	Asset
(in thousands of USD)	Tankers Agencies (UK) Ltd (see Note 25)	TI LLC (see Note 25)	Bari Shipholding Ltd	Total
At December 31, 2023
Percentage ownership interest	50%	50%	50%

Non-Current assets	1,754	—	—	1,754
of which vessel	—	—	—	—
Current Assets	391,037	150	118	391,305
of which cash and cash equivalents	3,046	—	88	3,134
Non Current Liabilities	1,360	—	1,700	3,060
of which bank loans	—	—	—	—
Current Liabilities	390,323	66	114	390,503
of which bank loans	42,500	—	—	42,500
Net assets (100%)	1,108	84	(1,696)	(503)

Group's share of net assets	675	49	(848)	(123)

Shareholders loans to joint venture	—	—	850	850

Net Carrying amount of interest in joint venture	675	49	—	725

Remaining shareholders loan to joint venture	—	—	2	2

Revenue	1,685,928	—	—	1,685,928
Depreciations and amortization	(84)	—	—	(84)
Interest expense	(2,806)	—	—	(2,806)
Income tax expense	(79)	—	—	(79)
Profit (loss) for the period (100%)	(1,445)	(43)	(43)	(1,532)
Other comprehensive income (100%)	—	—	—	—

Group's share of profit (loss) for the period	(880)	(25)	(22)	(927)

Group's share of other comprehensive income	—	—	—	—

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 26 - Equity-accounted investees (Continued)
Loans and borrowings
On March 29, 2018, TI Asia Ltd. and TI Africa Ltd. entered into a $220.0 million senior secured credit facility. The facility consists of a term loan of $110.0 million and a revolving loan of $110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The Company provided a guarantee for the revolving credit facility tranche. The fair value of this guarantee is not significant given the long term contract both FSOs have with North Oil Company until mid 2032, which results in sufficient repayment capacity under these facilities. Transaction costs for a total amount of $2.2 million are amortized over the lifetime of the instrument using the effective interest rate method. In June 2022, the Group acquired the remaining 50% of TI Africa Ltd. and TI Asia Ltd. In consequence of this transaction, the Company entered into a $150 million senior secured amortizing term loan facility (see Note 17). At the same time, the $220.0 million senior secured credit facility which were maturing in July 2022 and September 2022 have been repaid.
All bank loans in the joint ventures were secured by the underlying FSO and subject to specific covenants.

These entities are fully consolidated following the acquisition of the remaining 50% shares in TI Africa Ltd and TI Asia Ltd in June 2022.

Loan covenant
As of December 31, 2021, all joint ventures were in compliance with the covenants, as applicable, of their respective loans. As from June 2022 (see above), loan covenants were not applicable anymore to joint ventures.

Interest rate swaps
In 2018, TI Asia and TI Africa entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of $208.8 million (Euronav's share amounts to 50%) in connection to the $220.0 million facility. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments are measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have been fully unwound upon the acquisition of the remaining 50% of TI Africa Ltd. and TI Asia Ltd. and repayment of the $220.0 million senior secured credit facility.

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

There were no capital commitments as of December 31, 2023, December 31, 2022 and December 31, 2021.
Cash and cash equivalents

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023
Note 26 - Equity-accounted investees (Continued)

(in thousands of USD)	2023	2022

Cash and cash equivalents of the joint ventures	3,134	2,554
Group's share of cash and cash equivalents	1,902	1,547
Services

The Group entered into an agreement with its joint venture to manage commercially both vessels (Bari and Bastia) from the Group's chartering desk. Furthermore, the Group also entered into an agreement to render accounting, assistance and administrative services to these JVs. In 2022 the Group invoiced a total amount of $177,586 (2021: $285,476). No services were rendered and invoiced during 2023 in consequence of the sale of Bari during 2022.

Furthermore, the joint venture entered into an agreement with the Group to invoice us management fees to do the supervision of the external shipmanagement. In 2022, the joint-venture Bari Shipholding Ltd. invoiced the Group $121,800 (2021: $163,000). There were no services rendered in 2023 in consequence of the sale of the vessel in 2022.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

Note 27 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates
1 XXX = x,xxxx USD	December 31, 2023	December 31, 2022	December 31, 2021	2023	2022	2021
EUR	1.1050	1.0666	1.1326	1.0797	1.0555	1.1894
GBP	1.2715	1.2026	1.3479	1.2408	1.2415	1.3778

Note 28 - Subsequent events
On November 8, 2023, the Company sold the ULCC Oceania (2003 - 441,561 dwt), for $43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying value of $8.3 million. The vessel was delivered to her new owner on January 15, 2024. A capital gain of $34.8 million has been recognized in the consolidated statement of profit or loss in the first quarter of 2024.
On December 4, 2023, the Company entered into a sale and leaseback agreement for the Suezmax Cedar (2022 – 157,310). The vessel was sold and was leased back under a 14-year bareboat contract. The vessel was delivered to her new owner at January 10, 2024.
On February 6, 2024, the Company took delivery of Suezmax Bristol (2024 – 156,851).
On February 7, 2024, Euronav held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH NV for a total purchase price of $1.150 billion in cash. CMB.TECH is a diversified cleantech maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external produces to its customers. CMB.TECH is active throughout the full hydrogen value chain through four different divisions: Marine, Technology & Development, H2 infra, and Industry. The Transaction fits into the Company's renewed strategy of diversification, decarbonization and accelerated optimization of the Company's current crude oil tanker fleet. The Company is currently assessing the accounting treatment of the acquisition and preliminary concludes that the transaction will be accounted for as a common control transaction. Therefore IFRS 3 will not be applied. Shareholders voted the voluntary resignation of Mrs. Grace Reksten Skaugen, Mr. Ole Henrik Bjorge, Mr. Cato H. Stonex, Mr. John Frederiksen and Mr. Patrick De Brabandere as members of the Supervisory Board. They approved the cooptation of Mr. Patrick Molis and Mrs. Catharina Scheers as independent members of the Supervisory Board, Mr. Bjarte Boe and Debemar BV, permanently represented by Mr. Patrick De Brabandere, as members of the Supervisory Board. Shareholders also approved the interim discharge of the Supervisory Board: Mrs. Grace Reksten Skaugen, Mr. Ole Hendrik Bjorge, Mr. Cato H. Stonex, Mr. John F. Frederiksen and Mr. Patrick De Brabandere.

On February 14, 2024, CMB announced the launch of the mandatory public takeover bid on all the shares in Euronav. The acceptance period in respect of the bid opened on February 14, 2024 and closed on March 15, 2024. The bid price amounts to $17.86 per share in cash, i.e. $18.43 per share less $0.57 dividend per share.

On February 26, 2024, the Company announced that it has concluded an order for two bitumen tankers with China Merchants Jinling Shipyard (Yangzhou) Dingheng Co. (Yangzhou, China). The vessels are expected to be delivered in the fourth quarter of 2026 and have been chartered to a strong counterparty for 10 years upon delivery from the shipyard. The vessels will have dual-fuel green methanol engines that are ready to be retrofitted for future operation on ammonia. The ordered vessels' deadweight will be 17,000 tons, which is twice the 8,000 ton average of the existing fleet.

On February 27, 2024, the Company announced it has been informed that certain funds managed by FourWorld Capital Management LLC ("FourWorld") have filed a complaint in the United States District Court for the Southern District of New York in connection with CMB's U.S. takeover bid for the shares of the Company. The Company is not involved in these proceedings. On March 14, 2024, the Company has been informed that the claim has been rejected by the United States District Court for the Southern District of New York.

On March 4, 2024, the Company announced it has been informed that certain funds managed by FourWorld Capital Management LLC ("FourWorld") have also filed a request with the Market Court in Belgium in connection with CMB's Belgian offer for the shares of the Company. The Company is not involved in these proceedings. On March 15, 2024, the Company has been informed that the Market Court in Belgium has denied the request to suspend the closing of the Belgian offer.

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2023

On March 18, 2024, the Company confirmed that the acceptance period of the mandatory public takeover bid launched by CMB NV (the "Bidder") for all shares issued by Euronav NV ("Euronav") not already owned by CMB or its affiliates (the "Bid"), expired on March 15, 2024. During the acceptance period, 69,241,955 shares in Euronav, representing 31.47% of the outstanding shares in Euronav, were tendered into the Bid. As a result, the Bidder will hold a total of 177,147,299 shares in Euronav, representing 80.51% of the outstanding shares in Euronav. Taking into account the 17,790,716 treasury shares held by Euronav and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together will hold 194,962,415 shares, representing 88.61% of the outstanding shares in Euronav.

On March 20, 2024, the Company announced it has sold the VLCC Nectar (2008 – 307,284 dwt), VLCC Newton (2009 – 307,208 dwt), and VLCC Noble (2008 – 307,284 dwt). This transaction will generate a capital gain of approximately $78.9 million which will be recognized upon delivery to her new owner.

On March 22, 2024, the Company announced it has purchased on the NYSE and on Euronext Brussels a total of 4,719,534 of its own shares. Following these transactions, the Company now owns 22,510,250 shares (10.23% of the total outstanding share count).

On March 29, 2024, the Company announced it has purchased on the NYSE and on Euronext Brussels a total of 2,620,931 of its own shares. Following these transactions, the Company now owns 25,131,181 shares (11.42% of the total outstanding share count).

On April 8, 2024, the Company announced it has purchased on the New York Stock Exchange and on Euronext Brussels a total of 412,926 of its own shares. Following these transactions, the Company now owns 25,544,107 shares (11.61% of the total outstanding share count).

On April 8, 2024, the Company announced it has been informed that certain funds managed by FourWorld Capital Management LLC ("FourWorld") have also filed a claim with the Enterprise Court in Antwerp, Belgium. The claim relates to the integrated solution for the strategic and structural deadlock within Euronav announced on October 9, 2023, of which CMB NV’s mandatory offer on all outstanding shares in the Company that closed on March 15, 2024 formed the final piece, as well as Euronav’s acquisition of CMB.TECH NV. FourWorld requests that all decisions of Euronav’s Supervisory Board and general meeting in relation to these transactions, as well as the transactions themselves, are declared null and void. In this regard FourWorld has summoned all parties involved in these transactions, i.e. Euronav, CMB NV, Frontline plc, Famatown Finance Limited, Hemen Holding Limited and Geveran Trading Co. Limited.