Form 20-F
period 2024-12-31
CMB.TECH NV
filed 2025-04-09
CIK 1604481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________
OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________
Commission file number 001-36810

CMB.TECH NV
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Belgium
(Jurisdiction of incorporation or organization)

De Gerlachekaai 20, 2000 Antwerp, Belgium
(Address of principal executive offices)

Ludovic Saverys Ludovic.Saverys@cmb.tech Tel: +32 3 247 59 11 De Gerlachekaai 20, 2000 Antwerp, Belgium
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	CMBT	New York Stock Exchange
Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

220,024,713 Ordinary Shares (of which 25,807,878 are Treasury Shares), no par value

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐
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

Other
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

ITEM 18.	FINANCIAL STATEMENTS	148
ITEM 19.	EXHIBITS	149

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

In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include, but are not limited to:

–the strength of world economies, including the central bank policies intended to combat overall inflation and rising interest rates, and adverse fluctuations of foreign exchange rates;
–general market conditions, including markets for our vessels, significant fluctuations in charter rates, spot charter rates and vessel values (including residual values and steel prices);
–the state of the global financial markets which may adversely impact availability of additional financing and refinancing at rates and on terms acceptable to us, as well as our ability to obtain such, or to comply with the restrictive and other covenants in our financing arrangements, or to obtain hedging instruments at reasonable costs;
–the impact of the U.S. presidential and congressional election results affecting the economy, future laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions;
–our business strategy, including our ability to succeed in executing our decarbonization strategy, and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures, or failure to execute on our strategy to procure low sulfur fuel oil at reasonable prices and the associated commodity risk;
–our ability to generate cash to meet our debt service and other obligations;
–our levels of operating and maintenance costs, including fuel and bunker costs, dry docking and insurance costs;
–delays in delivery of the Company’s newbuilding vessels;
–potential liability from pending or future litigation;
–environmental, social and governance ("ESG") expectations of investors, banks and other stakeholders and related costs of compliance with our ESG targets and objectives, and in particular failure to meet our targets under our decarbonization strategy, making our fleet future proof ("green') and failure to find and execute on related partnerships;
–our dependence on key personnel and the availability of skilled workers, including seafarers, and the related labor costs;
–the failure to protect our information systems against security breaches, or the failure or unavailability of these systems for a significant period of time, as a result of cyber-attacks which may disrupt our business operations, and our inability to secure cyber-insurance at reasonable costs;
–general domestic and international geopolitical conditions, including trade tensions between China and the United States, trade wars and disagreements between oil producing countries, including illicit crude oil trades;
–the shift from oil towards other energy sources such as electricity, natural gas, liquefied natural gas ("LNG"), hydrogen ("H2"), ammonia ("NH3") or other fuels for which there would be no need for maritime transportation;
–technology and product risk including those associated with energy transition, fleet/systems rejuvenation to alternative propulsion, and availability of green fuel at strategic locations;

–international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts and the ability of governments to provide enforcement or protection measures thereof;
–any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA"), or other applicable regulations relating to bribery;
–volatility of interest rate benchmarks under our financial agreements (under the Secured Overnight Financing Rate ("SOFR");
–potential disruption of shipping routes due to accidents, environmental factors (such as severe weather events at sea or at port locations), geopolitical events, public health threats, international hostilities including the ongoing developments in the Ukraine and Red Sea region, acts by terrorists or acts of piracy on ocean-going vessels;
–vessel breakdowns and instances of off-hire;
–the supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus maritime transportation of crude oil;
–reputational risks, including related to climate change and the nature of our business, and our inability to adapt our business model in the face of any rapid decline in oil consumption;
–compliance with governmental, tax (including carbon related), environmental (including emissions reductions) and safety regulations and regimes and related costs;
–potential liability from future litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt to or mitigate climate impact;
–increased cost of capital or limiting access to funding due to European Union ("EU") taxonomy for sustainable activities ("EU Taxonomy") or relevant territorial taxonomy regulations;
–any non-compliance with existing environmental regulations applicable to the Company;
–new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization ("IMO"), which is the United Nations ("UN") agency for maritime safety and the prevention of pollution by vessels, and/or imposed by regional or national authorities such as the European Union or individual countries;
–our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other countries, including the U.S.;
–treatment of the Company as a passive foreign investment company ("PFIC') by U.S. tax authorities;
–the failure of counterparties to fully perform their contracts with us, and in particular our ability to obtain indemnities from customers;
–adequacy of insurance coverage;
–changes in laws, treaties or regulations;
–the inability of our subsidiaries to declare or pay dividends; and
–the losses from derivative instruments.
These factors and the other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission ("SEC"), are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements are made only as of the date of this annual report. These forward-looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factor Summary

Risk related to our business and industry

Our assets operate worldwide within in several sectors of the maritime, shipping and offshore industries, including oil and oil products transportation, dry bulk shipments, container transportation, chemical product transportation and off-shore wind crew transfer service, which are volatile and unpredictable. Several risk factors including, but not limited to, our global and local market presence will impact our widespread operations. Details of specific risks relating to our Company and industry are described below.

Risks related to tax, legal and regulatory matters

We are exposed to a number of external and internal risks, including regulatory, statutory, operational, safety, taxation, technical, environmental, and political risks, developments and regulations that may impact and/or disrupt our business. Details of specific risks relating to our industry are described below.
Risks related to investment in our ordinary shares

Our ordinary shares are subject to a significant number of external and internal risks. The market price of our ordinary shares has historically been unpredictable and volatile. As we are a foreign corporation, our shareholders may not have the same rights as shareholders in a U.S. corporation may have. In addition, our shareholders may not be able to bring suit against us or enforce a judgement obtained in the U.S. against us since our offices and the majority of our assets are located outside of the U.S. Details of specific risks relating to our ordinary shares are described below.

EXPLANATORY NOTE
Throughout this report, all references to "CMB.TECH", the "Company", "we", "our", and "us" refer to CMB.TECH NV and its subsidiaries together, and all references to "CMB.TECH NV" refer to CMB.TECH NV alone and not to its subsidiaries.

In February 2024, the Company acquired CMB.TECH NV (now CMB.TECH Enterprises) from CMB NV, our controlling shareholder (the “2024 Merger Transaction”). As a result of the 2024 Merger Transaction, we acquired CMB.TECH NV’s fleet. Therefore, as of the closing of the 2024 Merger Transaction, on February 8, 2024, we operate a diversified fleet of crude oil tankers, chemical tankers, dry bulk vessels, container ships, offshore wind vessels and port vessels. Before the Merger Transaction, the Company owned and operated a fleet of only crude oil tanker vessels.
We operate our vessels through our subsidiaries under the trade names Euronav, Bocimar, Bochem, Delphis and Windcat. As such, throughout this report, references to our (i) “Euronav fleet” refer to our crude oil tanker fleet, (ii) “Bocimar fleet” refer to our dry bulk fleet, (iii) “Bochem fleet” refer our chemical tanker fleet, (iv) “Delphis fleet” refer to our container vessel fleet, and (v) “Windcat fleet” refer to our offshore wind vessel fleet. References to “our fleet” encompass all of our owned and operated vessels.

Until September 2024, the Company conducted its business under the name Euronav NV. As of October 1, 2024, the Company changed its name from Euronav NV to CMB.TECH NV.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.    KEY INFORMATION
Throughout this report, all references to "CMB.TECH", the "Company", "we", "our", and "us" refer to CMB.TECH NV and its subsidiaries and all references to "CMB.TECH NV" refer to CMB.TECH NV and not to its subsidiaries".Unless otherwise indicated, all references to "U.S. dollars", "USD", "dollars", "US$" and "$" in this annual report are to the lawful currency of the United States of America and references to "Euro", "EUR", and "€" are to the lawful currency of Belgium.
We refer to our "U.S. Shares" as those shares of the Company with no par value that are reflected in the U.S. component of our share register ("U.S. Register"), that Computershare Trust Company N.A, ("Computershare"), our U.S. transfer agent and registrar maintains, and are formatted for trading on the New York Stock Exchange ("NYSE"). The U.S. Shares are identified by CUSIP B38564 108. We refer to our "Belgian Shares" as those shares of the Company with no par value that are reflected in the Belgian component of our share register ("Belgian Register"), that De Interprofessionele Effectendeposito- en Girokas (CIK) NV (acting under the commercial name Euroclear Belgium) ("Euroclear Belgium"), our agent maintains, and are formatted for trading on Euronext Brussels stock exchange ("Euronext Brussels"). The Belgian Shares are identified by ISIN BE0003816338.  Our U.S. Shares and our Belgian Shares taken together are collectively referred to as our "ordinary shares." For further discussion of the maintenance of our share register, please see "Item 10. Additional Information —B. Memorandum and Coordinated Articles of Association—Share Register."

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

D.          Risk Factors

In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

–the strength of world economies and currencies, including the central banks policies intended to combat overall inflation and rising interest and adverse fluctuations of foreign exchange rates;
–general market conditions, including the market for fuel oil and hydrogen and ammonia engine and fuel technology, and specifically for our vessels: the fluctuations in charter rates and vessel values;
–the state of the global financial markets which may adversely impact the availability to us of additional financing and refinancing at rates and on terms acceptable to us, as well as our ability to obtain such, or to comply with the restrictive and other covenants in our financing arrangements, or to obtain hedging instruments at reasonable costs;
–our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures;
–our hydrogen and ammonia engine and fuel technology may not be successfully applied in on our routes;
–we may not complete as expected various hydrogen and ammonia projects upon which the company’s strategy is based around the world both at sea and ashore;
–our ability to generate cash to meet our debt service and other obligations;
–our levels of operating and maintenance costs, including fuel and bunker costs, dry-docking and insurance costs;
–potential liability from pending or future litigations, including potential liability from future litigations related to claims raised by public-interest organizations or activism with regard to failure to adapt to or mitigate climate impact;
–ESG expectations of investors, banks and other stakeholders and related costs of compliance with our ESG targets and objectives;
–stricter environmental regulations (International Maritime Organization ("IMO")) 2025 greenhouse gas ("GHG") emissions rules, EU Emissions Trading System ("EU ETS") (for shipping) and related compliance costs and operational complexity;
–our dependence on key personnel and the availability of skilled workers, including seafarers and the related labor costs;
–any failure to protect our information systems against security breaches or the failure or unavailability of these systems for a significant period of time, for reasons such as a cyber-attack which may disrupt our business operations and our inability to secure cyber-insurance at reasonable costs;
–a pandemic (such as the coronavirus COVID-19) and governmental response thereto, including its impacts across our business on demand for our vessels, our global operations, counterparty risk as well as its disruption to the global economy;
–increased frequency of extreme weather events (hurricanes, typhoons and flooding) affecting ports and shipping lanes, particularly in Southeast Asia, the U.S. Gulf Coast, the Indian Ocean and Australia.
–general domestic and international geopolitical conditions including trade tensions between China and the United States, between the European Union & the United States and Russia, the numerous attacks on vessels in the Red Sea, trade wars and disagreements between oil producing countries, including illicit oil trades;
–any shift from oil and coal towards other energy sources such as electricity, natural gas, liquefied natural gas ("LNG"), hydrogen, ammonia or other fuels;
–technology and product risk including those associated with energy transition and fleet/systems rejuvenation to alternative propulsion including technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;
–international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including those taken in connection with the recent conflicts between Russia and Ukraine, and Israel and Hamas;
–piracy incidents in the Gulf of Guinea, Malacca Strait, and off the Somali coast as global naval resources remain focused on Middle Eastern conflicts;
–any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or (the "FCPA"), or other applicable regulations relating to bribery;
–potential disruption of shipping routes due to war including the developments in the Red Sea, accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine, Gaza and Syria, acts by terrorists or acts of piracy on ocean-going vessels;
–vessel breakdowns and instances of off-hire;
–the supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus maritime transportation of crude oil;
–reputational risks, including related to public perceptions in regards to climate change;
–compliance with governmental, tax (including carbon related), environmental and safety regulations and regimes and related costs;

–potential liability from future litigations related to claims raised by public-interest organizations or activism with regard to failure to adapt to or mitigate climate impact;
–increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
–any non-compliance with existing environmental regulations such as but not limited to (i) the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduced the maximum amount of sulphur that vessels may emit into the air as from January 1, 2020; (ii) the International Convention for the Control and Management of Ships' Ballast Water and Sediments or BWM which applies to us as of September 2019; (iii) the EC Fit-for-55 regulation and specifically with EU Emission Trading Schemes Maritime and FuelEU Maritime; (iv) the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of a European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;
–changes in laws, treaties or regulations, including but not limited to any new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization ("IMO"), and/or imposed by regional or national authorities such as the European Union ("EU") or individual countries;
–our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other countries, including the United States;
–treatment of the company as a passive foreign investment company ("PFIC") by U.S. tax authorities;
–the failure of counterparties to fully perform their contracts with us;
–adequacy of our insurance coverage;
–our ability to obtain indemnities from customers;
–the inability of our subsidiaries to declare or pay dividends, if any; and
–the losses from derivative instruments.
Investing in our securities involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Risks to us include, but are not limited to, the risk factors described below. Any of the risk factors described below could affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects, capacity to distribute dividends and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our securities could lose all or part of their investment. It is advised to carefully consider the following information in conjunction with the other information contained or incorporated by reference in this document. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

Risks Relating to our Business

Potential disruption of shipping operations due to market cycles, geopolitical conflicts, environmental factors and regulatory changes.

The shipping industry is cyclical and volatile, leading to fluctuations in charter rates, vessel values, earnings and available cash flow across different shipping segments. The industry is subject to both short- and long-term market disruptions, which may materially impact our profitability, liquidity and operational planning.

The market for crude oil tankers, chemical tankers, bulk carriers, container vessels, offshore support vessels Commissioning Service Operation vessels ("CSOV") and Crew Transfer Vessels ("CTV") and tugboats remains volatile due to fluctuating supply and demand dynamics, changes in global trade flows and external macroeconomic factors. We expect continued charter rate variability across all vessel classes, affecting our short- and medium-term cash flows.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for shipping capacity caused by external factors beyond our control. The carrying values of our vessels may not represent their fair market values, as second-hand vessel prices tend to fluctuate with changes in charter rates, shipbuilding costs and industry regulations.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment review. The assessment of impairment requires us to project future cash flows, considering vessel values, freight rates, discount rates, residual values and asset lifespan estimates. Many of these factors are historically volatile and adverse market conditions could lead to impairment losses, impacting our financial performance. In addition, if a vessel is sold below book value, we could incur financial losses that may negatively affect our results.

In general, the factors affecting supply and demand in the shipping industry, and the nature, timing and degree of changes in industry conditions are unpredictable and outside our control. A worsening of global economic conditions could cause charter rates to decline, affecting our ability to secure profitable employment for our vessels. Any renewal or replacement charters may not be sufficient to ensure financial stability.

The main factors that influence demand for shipping capacity include:
–Global energy demand and commodity trade, including the demand for alternative energy resources, affecting the need for crude oil tankers, chemical tankers and bulk carriers.
–Containerized trade flows, driven by industrial production, e-commerce growth and port congestion levels.
–Expansion of offshore wind projects, influencing the demand for CSOVs and CTVs in renewable energy sectors.
–The supply and demand for seaborne transportation of oil, petroleum products, dry bulk commodities and manufactured goods.
–Shifts in energy consumption due to the availability of alternative fuels or changes in the relative cost of oil, gas, hydrogen and renewables.
–Increases in domestic energy production linked by pipelines, reducing dependency on seaborne transportation.
–Refining capacity and inventory distribution, affecting tanker demand based on geographic energy supply imbalances.
–National policies regarding strategic reserves, including changes in emergency crude stockpiling levels.
–Geopolitical conflicts and security threats, including the wars in Ukraine and Gaza, vessel attacks in the Red Sea and Bab el-Mandeb Strait, piracy in the Gulf of Guinea and East Africa and rising tensions in the South China Sea.
–Sanctions, embargoes and trade restrictions, including measures against Russia impacting crude oil and refined product transport.
–Global and regional economic developments, including recession risks, inflationary pressures and disruptions in global shipping corridors.
–Currency exchange fluctuations, particularly USD volatility, impacting trade balances and bunker fuel prices.
–Changes in seaborne trade patterns, including shifts in commodity sourcing and supply chain realignments following geopolitical disputes and trade wars.
–Evolving regulatory requirements, such as the IMO 2025 emissions targets, EU carbon pricing (EU ETS for shipping), FuelEU Maritime and new ballast water treatment mandates.
–Environmental and sustainability initiatives, including the global push toward green shipping corridors, alternative fuel adoption and stricter emission standards.
–Cybersecurity threats and digitalization risks, including potential cyberattacks on vessel navigation and cargo tracking systems

The factors that influence the supply of shipping capacity include:

–The number of newbuild vessel orders, constrained by shipyard capacity, financing availability and regulatory uncertainty.
–Recycling and scrapping rates, influenced by vessel age, emission compliance costs and second-hand market liquidity.
–Oil and commodity market imbalances, affecting tanker and bulk carrier charter demand.
–The conversion of tankers and bulk carriers to alternative uses, such as floating storage or floating production storage and offloading ("FPSO") retrofitting.
–Business disruptions caused by supply chain bottlenecks, including shipyard delays, component shortages and port congestion.
–The number of vessels laid up, dry-docked or repurposed for non-transport activities (e.g., storage or offshore supply duties).
–Decarbonization uncertainty and regulatory delays, as shipowners hesitate to order new tonnage amid evolving IMO and EU emissions policies.
Future market outlook and strategic considerations

We anticipate that future demand for our fleet will depend on:

–Global economic growth rates and industrial production trends.
–Seasonal and regional fluctuations in demand, including winter fuel consumption spikes and summer dry bulk trade flows.
–Fleet expansion strategies across global shipping segments.
–Evolving energy policies and carbon reduction commitments, shaping demand for conventional fuel transport and offshore wind support vessels.

Given the current backlog of new ship orders, the global fleet capacity is expected to grow, creating potential overcapacity concerns in certain vessel segments. Additionally, macroeconomic uncertainty, rising interest rates and geopolitical disruptions could dampen trade demand across multiple shipping sectors.

The ongoing conflicts in Ukraine and Gaza, combined with inflationary pressures and supply chain fragility, have created additional risks in certain regions where we operate. Continued sanctions on Russia, including restrictions on maritime oil trade, have already disrupted energy markets, impacting tanker charter patterns. Attacks on commercial vessels in the Red Sea have further exacerbated risks, affecting containerized trade routes and insurance costs.

Since 2022, various jurisdictions have expanded economic sanctions against Russia, restricting the maritime transport of key commodities such as oil and refined products. These measures have reshaped global trade flows, increasing ton-mile demand for certain shipping sectors while complicating compliance requirements for operators.

Furthermore, fluctuations in oil and natural gas prices have created uncertainty in tanker and bulk carrier demand. Periods of low oil prices discourage new exploration and production investments, reducing demand for crude transport. Conversely, high oil prices can suppress consumption, impacting refined product tanker utilization. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could weaken.

Market downturns and demand shocks can create excess shipping capacity, intensifying competition across vessel classes and forcing older, less efficient vessels into lay-up or retirement. Given the volatile nature of global trade, we cannot predict future market conditions with certainty. However, continued geopolitical instability, economic shifts and regulatory changes could materially affect our fleet deployment strategies and financial performance.

Political developments in the U.S. and the impact of the new presidency could directly impact the shipping industry and our Company

The outcome of the U.S. presidential election in 2024 introduced significant shifts in trade policy, energy markets and geopolitical stability, all of which could directly impact the shipping industry.
–Trade policy and tariffs: The Trump administration announced to implement protectionist trade policies, including higher tariffs on imported goods, possibly reducing container shipping demand, shifting supply chains and disrupting traditional trade flows.

–Energy independence policies: The Trump administration likely will prioritize U.S. energy independence and is increasing U.S. domestic oil and gas production. This could reduce the demand for imported crude oil and impact tanker utilization rates. Conversely, an increase in U.S. LNG exports to Europe and Asia could boost demand for gas carriers and bulk commodities.
–Geopolitical strategy and global stability: foreign policy shifts, particularly regarding North Atlantic Treaty Organization ("NATO") commitments, relations with China and Middle Eastern conflicts could lead to increased U.S. isolationism and a more aggressive trade stance which could lead to further global instability, reducing demand for crude, containerized goods and dry bulk commodities.
–Regulatory uncertainty in environmental policies: A rollback of environmental regulations under the Trump administration may slow down the global decarbonization push, affecting carbon trading mechanisms, emission reduction targets and investment in alternative fuel technologies.
Such shifts in U.S. trade and energy policies under the new administration will likely impact seaborne trade patterns, commodity pricing and fuel costs, which in turn will influence charter rates, vessel deployment strategies and shipping route optimization.
As a diversified maritime group, we remain exposed to a broad spectrum of economic, political, regulatory and environmental risks affecting global maritime trade. While we actively manage fleet diversification and market adaptation, external disruptions - including military conflicts, energy transition policies and global trade shifts - could significantly impact our operational performance, revenue generation and long-term financial stability and in turn our share price.

We derive a substantial portion of our revenue from a limited number of customers and the loss of anyone of these customers could result in a significant loss of revenues and cash flow.
We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2024, FMG International Ltd and Valero Energy Corporation ("Valero"), accounted for 8.47% and 8.11% respectively of our total revenues in our marine segment. In addition, our only floating storage and offloading ("FSO") customer for both of our FSO’s as of December 31, 2024, was North Oil Company which accounted for 6.80% of our revenues as of such date. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise.

In addition, a charterer may exercise its right to terminate the charter if, among other things:

–the vessel suffers a total loss or is damaged beyond repair;
–we default on our obligations under the charter, including prolonged periods of vessel off-hire;
–war, sanctions or hostilities significantly disrupt the free trade of the vessel;
–the vessel is requisitioned by any governmental authority; or
–a prolonged force majeure event occurs, such as war, piracy, terrorism, global pandemic or political unrest, which prevents the chartering of the vessel, in each case in accordance with the terms and conditions of the respective charter.
In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications, such as if average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. Additionally, compensation under our FSO service contracts is based on daily performance and/or availability of each FSO in accordance with the requirements specified in the applicable FSO service contracts. The charter payments we receive under our FSO service contracts may be reduced or suspended (as applicable) if the vessel is idle, but available for operation, or if a force majeure event occurs, or we may not be entitled to receive charter payments if the FSO is taken out of service for maintenance for an extended period, or the charter may be terminated if these events continue for an extended period. In addition, our FSO service contracts have day rates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, our FSO service contracts include yearly escalation provisions. These provisions are designed to compensate us for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable escalation provisions.

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

To a large extent, we depend on spot charterers, and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends, if any.

As of December 31, 2024, 46 of our vessels were employed in the spot market (26 Euronav, 9 Bocimar, 2 Bochem, 7 Windcat and 2 other). Of these vessels, 12 of our Very Large Crude Carrier ("VLCC") tankers were employed in the Tankers International Pool ("TI Pool"), of which we became a founding member in 2000, and two of our stainless steel chemical tankers were employed in the Stolt Tankers Joint Service pool ("STJS Pool"). 74 of our vessels were employed on long-term charters (12 Euronav, 4 Bochem, 4 Delphis, 53 Windcat, 1 other), of which the average remaining duration is seven years (excluding the 53 CTVs in the Windcat division), including five with profit sharing components. We will be exposed to prevailing charter rates in the different sectors when these vessels’ existing charters expire, and to the extent that the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon vessel and commodity supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent travelling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

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

We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the Company, and our activities in this respect could have a material adverse effect on our business.

We continuously evaluate potential transactions, such as business combinations, as well as the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short term investments or other transactions, that we believe will be accretive to earnings, enhance shareholder value or are in the best interest of the company. The diversion of management’s attention, any delays or difficulties encountered in connection with a potential transaction, the failure to realise any or all of the anticipated benefits of the transaction or the ability to close such transaction within the time periods anticipated may have material adverse effect on our business, results of operations, financial condition and ability to pay dividends to our shareholders.

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

Our business is affected by macroeconomic conditions, including inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business, operational results and financial condition, including fluctuations in inflation, interest rates and global economic uncertainty. These factors, coupled with disruptions in supply chains and capital markets, create challenges across the crude oil, chemical, dry bulk, container and offshore support shipping segments in which we operate.

For instance, inflation has increased our labor costs, particularly through higher wages for seafarers, port workers and specialized crew members, and has resulted in higher interest rates and increased operating expenses across our fleet. Rising costs of ship maintenance, spare parts, fuel and insurance premiums have placed additional financial pressure on our operations. Supply chain constraints, including delays in obtaining critical vessel components, port congestion and shipyard backlogs, have further exacerbated inflationary trends. If these conditions persist, they could have a negative impact on our fleet operations, asset values and charter market dynamics.

Inflation and commodity price volatility—particularly in fuel, spare parts and logistics costs—have raised our operating expenses. We do not currently use financial derivatives to hedge against commodity price volatility and we rely on market-driven pricing for materials, energy and other operational inputs. While we attempt to include cost escalation clauses in our longer-term transportation contracts to pass fuel and operational cost increases onto customers, we cannot guarantee that all such costs will be fully recoverable. If we are unable to effectively mitigate these rising expenses through contractual pricing mechanisms or increased freight rates, our profitability and operating margins could be negatively affected.

In 2024 and 2023, the global shipping industry was significantly impacted by geopolitical events. The enforcement of United States, EU and G7 sanctions against Russian crude oil and petroleum products, which officially took effect on February 25, 2023, accelerated a global recalibration of trade patterns across tanker, bulk and container shipping markets. The shift in commodity flows and the emergence of new trade routes created longer voyage distances, impacting fuel costs, vessel availability and charter rate volatility.

The military conflict in the Middle East and subsequent attacks on commercial vessels in the Red Sea have forced multiple vessels to reroute away from the Suez Canal, increasing voyage times and shifting global trade flows toward longer-haul routes via the Cape of Good Hope. This disruption affected not only oil tankers but also bulk carriers, container vessels, and offshore support logistics, leading to delays, higher insurance costs, and risk premiums for operating in volatile regions.

Additionally, restrictions on Panama Canal transits due to prolonged drought conditions and reduced water levels have resulted in longer sailing patterns and increased congestion at alternative shipping routes. The rerouting of container and bulk shipping flows has contributed to higher transport costs, extended delivery times, and rate volatility across multiple vessel types.

As global trade continues to adjust to geopolitical tensions, environmental constraints, and new regulatory requirements, we anticipate continued disruptions, shifts in regional demand and fluctuations in charter rates across all segments of our fleet, including oil and chemical transport, bulk commodities, containerized cargo, offshore wind support, and harbor services.

Ongoing macroeconomic uncertainty, rising costs and geopolitical instability will continue to impact fleet operations, shipping demand and financial performance across our diversified shipping activities. While we actively seek to mitigate these risks through fleet diversification, contract optimization and operational efficiency, external factors—including inflation, trade policy shifts and evolving security threats—remain beyond our direct control and could materially affect our business.

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.

The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, new tariffs seem likely to be imposed by the second Trump administration on imports from Canada, Mexico, China and Europe as well as on imports of steel and aluminum. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on demand for our services and business, results of operations and financial condition.

Additionally, the U.S. trade war with China may escalate beyond tariffs with a plan by the Trump administration to impose steep fees on Chinese shipping companies, any Chinese-built vessels entering U.S. ports and any ship operator that has a Chinese-built vessel in its fleet or newbuilding on order at a Chinese yard. The U.S. trade representative (USTR) will demand Chinese-owned vessels to pay up to $1 million for port calls and those operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call. It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted or the effect that they would have on us or our industry.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping generally. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods or products to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions and may significantly reduce global trade, including trade between the United States and China. These developments could also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders, and on the price of our ordinary shares.

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022 and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration and business development companies. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant's board of directors' oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations or financial condition. In addition, to facilitate investors' assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant’s filer status and the content of the disclosure.

However, on March 18, 2024, the Fifth Circuit Court of Appeals issued an administrative stay of the SEC's recent climate disclosure rule, followed by a voluntary stay by SEC pending judicial review. On January 20, 2025, President Donald Trump issued a Presidential Memorandum instituting a regulatory freeze, impacting recent regulations, including the SEC's climate disclosure rules. On February 11, 2025, Acting SEC Chairman Mark Uyeda directed SEC staff to request a pause in the litigation concerning the climate disclosure rules, signalling a potential shift in the Commission's stance on these regulations. These recent developments indicate a significant reevaluation of the SEC's approach to climate-related disclosures.

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

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to implement, monitor, report and comply with wide ranging ESG requirements. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to GHGs and climate change in the energy industry in particular and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

As of December 31, 2024 and December 31, 2023, our total indebtedness was $2,622.3 million and $930.7 million, respectively, and we expect to incur additional indebtedness as we further expand our fleet. Borrowings under our credit facilities are secured by our vessels and certain of our and our vessel-owning subsidiaries’ bank accounts, and, if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Borrowings under our credit facilities and other debt agreements requires us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future.

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

Our agreements governing our indebtedness also impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio, which means that the facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan, as a result of which a repayment in the same amount may be required. In addition, certain of our credit facilities will require us to satisfy certain financial covenants, which require us, among other things, to maintain:

–an amount of current assets, which may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year, that, on a consolidated basis, exceeds our current liabilities;
–an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
–an aggregate cash balance of at least $30.0 million; and
–a ratio of stockholders’ equity to total assets of at least 30%.
In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

–effect changes in management of our vessels;
–transfer or sell or otherwise dispose of all or a substantial portion of our assets;
–declare and pay dividends, if any, if there is or will be, as a result of any dividend, an event of default or breach of a loan covenant; and
–incur additional indebtedness.
A violation of any such financial covenants or operating restrictions may constitute an event of default, which, unless cured within the grace period set forth under the applicable credit facility, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities, or those of our 50%-owned joint ventures.

As a result of the CMB.TECH merger transaction in 2024, we have assumed substantial existing indebtedness, leading to increased operating and financial restrictions beyond those previously in place. These restrictions may limit our ability to execute our business strategy, increase the risk of default and impact our financial flexibility.

Additionally, as of the end of 2024, certain outstanding loans remain secured by CMB guarantees, which in turn impose financial covenants linked to CMB’s financial performance. As a result, our financial position may be affected by CMB’s compliance with its financial obligations. Any deterioration in CMB’s financial standing or breach of covenants could have an adverse impact on our financing conditions, ability to refinance debt and overall financial stability.

As of December 31, 2024, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements. However in the case of certain covenants, such as the stockholders’ equity to total assets ratio, which was 30.5% as of December 31, 2024, there is only a minimum threshold below which we would trigger an event of default on our debt.

We monitor compliance with these covenants continually and consider the risk of default to be low based on current projections and the availability of timely mitigating actions. In the event of a covenant breach, many of our financing agreements also provide grace or remedy periods during which we may take corrective actions to restore compliance. Such corrective actions may include, but are not limited to:
–posting additional collateral;
–partial repaying outstanding debt to reduce leverage;
–infusing equity capital;
–negotiating amendments or temporary waivers with lenders; and
–implementing other measures that would positively influence the ratio.

In addition to the measures described above, the Company has taken strategic and structural steps to enhance its covenant flexibility and financial resilience. In early 2025, the Company gained control over Golden Ocean through the acquisition of approximately 49% of its outstanding shares, thereby consolidating its operational and asset base.
Furthermore, in order to finance the acquisition, the Company entered into a new bridge facilities agreement totaling $1.4 billion, which introduces financial covenants based on adjusted asset values rather than book values, providing a more industry-aligned measure of leverage and capital adequacy. The Company is also actively engaged in bringing its existing covenant framework in line with industry practice, particularly with respect to the use of adjusted book values and fair value-based metrics. These actions form part of the Company’s ongoing effort to ensure that its capital structure and covenant framework remain aligned with the volatile and asset-sensitive market environment.

Failure to take such actions to resolve a breach within the specified cure period or secure a waiver, however, may result in an event of default, potentially leading to debt acceleration, enforcement of security interests, or cross-defaults in other loan agreements or instruments. Consequently, we maintain a forward-looking liquidity forecast, conduct regular stress testing, and closely monitors covenant headroom. Additionally, we actively engage with key financing partners to ensure flexibility in the event of unexpected changes in circumstances.

Should we fail to identify and resolve any such covenant breach and ensuing default, there would be a substantial negative impact on our ability to borrow funds and on our liquidity and cash flows which in turn would negatively impact our financial condition and performance.

We depend on our executive officers and key employees, and the loss of their services could, in the short term, have a material adverse effect on our business, results and financial condition.

We depend on the efforts, knowledge, skill, reputations and business contacts of our executive officers and other key employees. Accordingly, our success will depend on the continued service of these individuals. We may experience departures of senior executive officers and other key employees and we cannot predict the impact that any of their departures would have on our ability to achieve our financial objectives. The loss of the services of any of them could, in the short term, have a material adverse effect on our business, results of operations and financial condition.

Fluctuating fuel prices may affect our profits.

The U.S. Energy Information Administration ("EIA") projects that global oil production will surpass consumption in 2025, leading to an increase in inventories and a subsequent decline in oil prices. Specifically, the EIA forecasts Brent crude oil prices to average $74 per barrel in 2025, decreasing to $66 per barrel in 2026.

This anticipated supply surplus is primarily driven by record-high U.S. crude oil production, expected to average 13.3 million barrels per day in 2025. Additionally, the International Energy Agency ("IEA") forecasts global oil demand to grow by 1.1 million barrels per day in 2025, primarily driven by China's petrochemical sector and contributions from India and other emerging Asian economies. However, the IEA also projects that global oil supply will exceed demand by approximately 1 million barrels per day, leading to a surplus and putting downward pressure on crude oil prices. Furthermore, increased adoption of electric vehicles and renewable energy in China is expected to moderate oil demand growth in transportation but this will likely be offset by rising petrochemical and industrial use,, potentially influencing downward price pressures.

The EIA additionally predicts increased outputs from countries like Canada, Brazil, and Guyana which will be contributing to the global supply growth.

Unexpected supply disruptions, the Organization of the Petroleum Exporting Countries ("OPEC") output choices, and geopolitical events continue to have an impact on oil prices. Maintaining limitations may stabilize prices, but doing so could cost OPEC market share to non-OPEC producers like the United States, which is still increasing its output. This presents a strategic dilemma for OPEC. OPEC must carefully manage quotas to prevent long-term competitive disadvantages, even though 2025 predictions indicate sufficient supply and possible price decreases. Furthermore, unanticipated changes in the market may have an effect on fuel prices and operating costs, necessitating ongoing observation.

Fuel is a significant, if not the largest, expense when operating vessels on the spot market under voyage charters. Additionally, regulations such as FuelEU Maritime and EU ETS impose further cost burdens on our operations. Failure to align compliance strategies properly with charterers could negatively impact our bottom line, as these regulations necessitate additional administrative and financial planning to mitigate emission-related expenses. Additionally, the Mediterranean Sea Emission Control Area is set to take effect on May 1, 2025, requiring vessels operating in the Mediterranean to use marine fuels with a sulfur content not exceeding 0.10% or make use of Exhaust Gas Cleaning Systems ("scrubbers"). This regulation will necessitate a shift from very low sulfur fuel oil ("VLSFO") to the more expensive low sulfur marine gas oil, further increasing operational expenses. Unexpected fuel price surges can directly impact our profitability at the time of charter negotiations. Additionally, regulatory requirements have further increased fuel costs. Since January 1, 2020, the IMO has mandated a reduction in sulfur emissions to 0.5%, which has increased operational expenses and reduced our competitiveness compared to alternative transportation methods such as trucking and rail. Future regulations, including potential carbon pricing mechanisms and stricter emission controls, may similarly affect profitability.

2024 witnessed continued fluctuations in bunker prices, influenced by geopolitical tensions and supply chain disruptions. The IEA notes that while oil demand is set to grow, the projected supply surplus in 2025 suggests a downward trend in oil prices, potentially easing some of the cost pressures faced in 2024. The ongoing price cap on Russian oil led to market adjustments, particularly affecting high-sulfur fuel oil (HSFO) availability. The spread between HSFO and VLSFO narrowed temporarily in mid-2024 as demand in the Middle East utility sector absorbed much of the price-capped Russian

HSFO, but remains volatile due to shifts in refining margins and global demand for fuel oil.. In Singapore, HSFO prices averaged approximately $478.20 USD/Metric Ton ("MT") in 2024, while VLSFO prices ranged between $535 and $752 USD/MT, averaging $635.40 USD/MT over the year.

Geopolitical risks continued to disrupt fuel oil supply chains, particularly due to heightened attacks on merchant shipping in the Red Sea by the Houthis in response to the Israel-Hamas conflict. These attacks have significantly impacted arbitrage flows, increased lead times for VLSFO shipments into Singapore, and stranded HSFO cargoes east of the Suez, as Persian Gulf refiners face challenges in safely transiting the Bab el Mandeb Strait. Such disruptions have caused sustained volatility in fuel prices, impacting procurement strategies.

With the exception of four VLCC vessels and seven Suezmax vessels, our fleet is not equipped with scrubbers, and we continue to operate on IMO-compliant fuels. We actively explore various compliance strategies, including collaboration with suppliers and producers of scrubbers and alternative technologies. Our procurement strategy involves securing low-sulfur fuel oil directly from the wholesale market to ensure compliance and leverage price volatility between high- and low-sulfur fuel oils.

However, procuring large quantities of fuel oil exposes us to commodity price risks due to fluctuations between the purchase and consumption periods. While we may implement financial strategies to mitigate these risks, there is no assurance that such measures will be fully effective. As a result, we could face significant financial losses, which may materially impact our business, financial condition, results of operations, and cash flow. Additionally, the storage, blending, or co-mingling of procured fuels presents operational risks, potentially leading to loss, contamination, or damage to both fuel and vessel machinery. That said, in 2025, while downward pressure on prices is expected, volatility risks remain due to geopolitical uncertainties and potential supply disruptions.
We rely on our information systems to conduct our business and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed and our operational resilience weakened.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing,, loss of navigational control, collision, grounding and propulsion failure.

Beyond our vessels, we experience threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our information technology security systems, causing an IT security breach, could lead to a material disruption of our information technology and operational technology systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees, including personal data. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

We rely on industry accepted security and control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows. Furthermore, as from May 25, 2018, data breaches on personal data as defined in the EU General Data Protection Regulation 2016/679, could lead to administrative fines up to EUR 20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

Additionally, cybersecurity researchers and government agencies have observed increased cyberattack activity and warned of heightened risks, particularly against critical infrastructure, transportation, and energy sectors, in connection with the ongoing conflicts involving Russia-Ukraine and Israel-Hamas.. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. While the full extent of these risks is uncertain, the evolving geopolitical landscape increases the probability of cyber incidents affecting our sector, requiring continuous monitoring and enhanced cybersecurity measures.

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions, namely the United States, have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage. In Europe, the Network and Information Security Directive 2 ("NIS2") introduces stricter obligations for companies in critical sectors, including transport, energy and manufacturing, requiring us to enhance cybersecurity risk management, implement stricter access controls, ensure supply chain security and report cyber incidents within 24 hours. Non-compliance with NIS2 could result in regulatory fines of up to €10 million or 2% of global turnover, operational disruptions, reputational damage and increased legal liabilities, particularly if a cyberattack compromises vessel navigation, industrial hydrogen systems or automated fuelling operations. We are actively working to align our cybersecurity framework with NIS2 requirements to mitigate these risks and maintain secure, resilient operations across our shipping and hydrogen industry activities.

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

We have implemented a comprehensive counterparty risk policy to establish structured processes for assessing, monitoring, mitigating and managing the risk of financial default, regulatory violations and reputational harm. This policy includes a credit limit system that restricts the company’s financial exposure to any single counterparty and incorporates additional risk mitigation measures to ensure financial stability and regulatory compliance.

We monitor counterparty limits periodically and assess them based on a holistic risk assessment, considering factors such as:

–the financial strength and creditworthiness of the counterparty, including credit ratings where available.
–the counterparty’s reputation and historical compliance record.
–legal, regulatory and compliance risks, including adherence to international sanction regimes (such as U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), United Kingdom ("U.K.") Sanctions and Anti-Money Laundering Act and the EU Sanctions List); and
–the potential risk to earnings and assets arising from counterparty noncompliance with laws, regulations, prescribed practices, internal policies and ethical standards.

Notwithstanding these measures, the ability and willingness of each of our counterparties to perform its payment and other obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, the supply and demand for commodities, such as oil, iron ore, coal and grain, work stoppages or other labor disturbances, including as a result of the outbreak of pandemic diseases and various expenses. Should a counterparty fail to honor its obligations under any such contract or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends, if any, to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

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

Global financial markets and economic conditions have experienced persistent volatility and uncertainty, exacerbated by inflationary pressures, central bank interest rate hikes, supply chain disruptions, and geopolitical tensions. Economic growth is expected to remain sluggish, with recession risks heightened in key economies, including China, due to rising indebtedness and declining real estate values. The shipping industry, in particular, continues to face restricted access to capital, as credit markets remain cautious, and investors demand higher risk premiums. These conditions have made it more challenging to secure financing on favorable terms and may impact our ability to raise additional equity without significant dilution to our existing shareholders. Additionally, economic uncertainty may exert downward pressure on the market price of our ordinary shares.

Concerns regarding financial market stability and counterparty solvency have further reduced liquidity in public and private debt and equity markets, increasing borrowing costs and limiting refinancing options. Many lenders have tightened credit conditions, raised interest rates, reduced lending activity, or in some cases, ceased financing altogether. As a result, we cannot guarantee that financing or refinancing will be available when needed, or that it will be obtainable on terms that align with our financial and operational objectives. If we are unable to secure necessary funding, we may face challenges in meeting our obligations, executing our growth strategy, acquiring additional vessels or capitalizing on new business opportunities.

Additionally, since 2019, major lenders in the shipping sector have adopted a climate-aligned ship finance framework assessing emissions and sustainability performance ("Poseidon Principles"). As a participant in these principles, the availability and cost of bank financing for our vessels may be impacted if our fleet does not meet the carbon intensity and sustainability criteria required by lending institutions.

Furthermore, we may not always have immediate access to our existing cash due to banking sector volatility. In recent years, national authorities have had to intervene in bank failures and financial institution insolvencies, raising concerns about the broader stability of the financial system. If further bank failures or liquidity crises occur, our ability to access funds may be disrupted, potentially affecting our ability to meet short-term financial obligations. Additionally, if a financial institution perceives liquidity risks or faces withdrawal pressures, it may impose temporary restrictions on fund access, which could have a material adverse effect on our operations and financial condition.

Decline of economic conditions throughout the world will impede our results of operations, financial condition and cash flows could be negatively influenced.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could therefore reduce the overall demand for oil and gas and consequently for our shipping services. Such changes could adversely affect our results of operations and cash flows.

We face risks attendant to changes in economic environments, changes in margins or interest rates, changes in sanctions regimes and trade restrictions imposed by governments especially as implemented in response to the war in Ukraine and the conflict between Israel and Hamas. We also face risk in changing government regulations, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures. We face risks attendant to changes in economic environments, changes in margins or interest rates, changes in sanctions regimes and trade restrictions imposed by governments especially as implemented in response to the invasion of Ukraine and the war between Israel and Hamas. We face risk in changing government regulations, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Continuing concerns over inflation, rising interest rates, energy costs, geopolitical issues, including the war between Russia and Ukraine and the conflict between Israel and Hamas, trade tensions, such as new tariffs in the U.S., and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Additionally, the recent election of President Trump has introduced significant shifts in U.S. foreign policy and trade policy, particularly concerning the conflict in Ukraine and relations with other nations. The administration's approach includes reducing support for Ukraine, engaging in negotiations that may favor Russian interests and adopting a more transactional stance toward international alliances, consistent with the "America First" doctrine. These policy changes have introduced further economic volatility and uncertainty in global markets, potentially impacting our operations and financial stability.

An economic slowdown or changes in the economic and political environment in the Asia- Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate that a significant number of port calls made by our vessels, including oil tankers, bulk carriers, chemical tankers, container vessels and other specialized ships, will continue to involve loading or discharging operations in ports within the Asia-Pacific region. As a result, any negative changes in economic conditions, trade volumes or industrial activity in any Asia-Pacific country—particularly in China, given rising corporate and sovereign indebtedness, financial instability and declining real estate values—may have a material adverse effect on our business, financial condition, results of operations and future prospects.

We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Furthermore, there is a rising threat of a financial crisis in China resulting from high levels of personal and corporate debt, trade policy uncertainties and increasing protectionist measures. In recent years, China and the United States have implemented increasingly restrictive trade policies, leading to tariff increases and ongoing trade tensions that could impact global shipping demand. Although the United States and China reached a partial trade deal in 2020, the stability and long-term impact of these agreements are uncertain. A decrease in the level of imports to and exports from China, particularly in commodities, chemicals, manufactured goods and containerized cargo, could adversely affect demand for our shipping services, thereby impacting our business, operating results and financial condition.

Additionally, China is pursuing policies aimed at reducing reliance on foreign energy and raw materials, such as the Net Zero 2060 initiative, increased domestic mineral and energy production and shifts in industrial supply chains. These policies, combined with evolving decarbonization efforts in manufacturing, shipping and logistics, could reduce demand for bulk transport of fossil fuels, ores and other raw materials. If China’s transition to a lower-carbon economy leads to a structural decline in the import and export of key commodities, this could have a material adverse effect on our fleet utilization, revenues and financial condition.

Furthermore, the Chinese government may implement policies that favor domestic shipping companies, potentially limiting the competitive position of foreign-owned bulk, container and chemical shipping operators. For example, China imposes a tax on non-resident international transportation enterprises engaged in services involving cargo and passenger transport in and out of Chinese ports. This regulation may increase operating costs for international shipping companies and impact the cost-effectiveness of shipping goods to and from China. Additionally, China has introduced environmental levies, such as taxes on coal and emissions-intensive industries, which could affect commodity demand and shipping trade flows. Any such regulatory measures could reduce chartering opportunities, impact freight rates and influence long-term contract renewals with our charterers and customers.

A shift in consumer demand from oil towards other energy sources may have a material effect on our business.

A significant portion of our earnings are related to the oil industry and the demand for our oil tankers. In 2024, we still relied to a large extent on the cash flows generated from charters for our vessels that operate in the tanker sector of the shipping industry. Adverse developments in the tanker shipping industry, such as decreased demand for oil and oil products, could still have a significant impact on our financial condition and results of operations. Adverse developments in the tanker business could therefore reduce our ability to meet our payment obligations and our profitability.

The ongoing global energy transition is reshaping demand patterns in the maritime and transportation sectors. A shift from fossil fuels to alternative energy sources such as electricity, natural gas, LNG, renewable energy, hydrogen and ammonia may significantly impact traditional oil transportation markets. Additionally, the increasing adoption of electric vehicles and stricter emissions regulations may further reduce demand for oil-based transportation fuels, potentially affecting demand for oil tankers.

While some projections, such as those from the IEA, forecast “peak oil” to occur in the late 2020s, OPEC and other industry players maintain that oil demand will remain strong well beyond 2040. Regardless of the timing, the accelerating shift in consumer and industrial demand toward renewable and low-carbon energy sources, driven by government policies, corporate sustainability commitments and decarbonization targets, is reshaping global trade flows and impacting vessel demand across multiple shipping segments, including potentially the demand for our vessels.

At CMB.TECH, we recognise the structural shift and have strategically positioned ourselves as an early adopter and innovator in green fuel technologies, particularly in hydrogen and ammonia-based propulsion systems. Through our R&D initiatives, investments in dual-fuel and mono-fuel hydrogen and ammonia engines and the development of sustainable shipping solutions, we are proactively adapting to the energy transition. Our diversified fleet, including bulk carriers, chemical tankers, container vessels and hydrogen-powered ships could provide us with greater flexibility to navigate evolving market conditions.

As the global regulatory landscape tightens and industries accelerate the transition toward net-zero emissions, the active participation in the development of sustainable maritime solutions could provide competitive advantages. However, should the transition outpace technological and infrastructure readiness, or if new fuels such as hydrogen and ammonia do not scale as expected, market uncertainties could still impact our results of operations, cash flows and financial position.

Our expansion towards additional seaborne transportation sectors other than the tanker sector during 2024 (including those as a result of our acquisition of CMB.TECH Enterprises) exposes us to risks related to these additional sectors, including:

–the global clean energy transition may not accelerate as expected, including in the shipping industry;
–governmental and regulatory focus on a zero-carbon future in accordance with current target dates may be delayed, changed or abandoned;
–the shipping industry may not adopt hydrogen and ammonia as a primary fuel source for ocean-going vessels or any adoption may take longer than expected;
–the obsolescence and scrapping of older vessels that are powered by traditional fuels that emit carbon and their replacement may not occur as expected or at all;
–our hydrogen and ammonia engine and fuel technology may not be successfully applied in longer haul routes;
–continued increases in demand for service vessels in the offshore wind industry may not occur as expected;
–partnerships in which we cooperate with third parties may fail; and
–intellectual property rights owned by the Company may be challenged or may expire.

The accelerated adoption of electric vehicles and the transition toward renewable energy sources are poised to significantly impact the global trade and movement of crude oil and refined products.

According to the IEA, global electric car sales reached 14 million in 2023, accounting for 18% of all cars sold, up from 14% in 2022. Electric vehicles ("EVs") sales for 2024 reached 17 million. The IEA anticipated that the share of electric car sales would rise to 35% of global car sales by 2030, an increase from previous estimates of less than 25%. However, this estimation could require adjustment in view of the recent shifts in U.S. energy policy. Oil demand from road transport is projected to peak around 2025, with EVs displacing more than 5 million barrels of oil per day by 2030. This shift toward electrification and renewable energy could lead to a decrease in the demand for oil transportation, potentially resulting in lower charter rates and adversely affecting our business, operational results, cash flows, financial condition and ability to pay dividends.

However, it's important to note that while EV adoption is increasing, the IEA forecasts that global oil demand will continue to grow, albeit at a slower pace, reaching a plateau of approximately 105.6 million barrels per day by 2030. While the rise of EVs and renewable energy presents challenges, the ongoing demand for oil, particularly in sectors less susceptible to electrification, may continue to support aspects of our operations.

Lack of technological innovation to meet quality and efficiency requirements could reduce our charter hire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since our fleet was constructed, and vessels with further advancements may be developed that are even more efficient, more flexible, or have longer operational lifespans, including new vessels powered by alternative fuels or incorporating advanced energy efficiency technologies that are perceived as more environmentally friendly by charterers. We face competition from companies operating more modern vessels with fuel-efficient designs, alternative propulsion systems, or digital optimization technologies. If new vessels are introduced that are significantly more efficient, more flexible, or have longer operational lives than existing eco-design vessels, competition from these newer models could adversely affect the charter hire payments we receive and significantly decrease the resale value of our vessels. In these circumstances, we may be forced to charter our vessels to less creditworthy counterparties, either because top-tier charterers prioritize newer and more technologically advanced vessels or because older vessels can only secure lower contracted charter rates in the market. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows, financial condition and ability to pay dividends, if any.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

As of December 31, 2024, we had forty-one vessels under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

If for any reason we default under any of our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from such vessels, we could also lose all or a portion of our investment, including any installment payments made, and we could be liable for penalties and damages under such contracts as well as suffer reputational damage. Approved time charter ("TC") contracts could also be jeopardized and cause penalties by late delivery.

In addition, in the event a shipyard does not perform under its contract, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares.

Although none of our vessels owned or operated vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the EU, the U.K. or other applicable governmental authorities ("Sanctioned Jurisdictions") in violation of sanctions or embargo laws during 2024, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our knowledge and consent. Our charterers and other counterparties could also be involved in sanctioned trade without their knowledge and consent, this could have an effect on us being in the line of parties. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, suspension of our license to operate or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.

The laws and regulations of these different jurisdictions vary in their application, and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU both have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be or become affiliated with persons or entities that are now or may in the future be the subject of sanctions imposed by the U.S. Government, the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are a party or if we are found to be in violation of such applicable sanctions or embargoes, we could face monetary fines, we may suffer reputational harm and our results of operations may be adversely affected.

As a result of Russia’s actions in Ukraine and the conflict between Israel and Hamas, the U.S., EU and U.K., together with numerous other countries, have led to the imposition of sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods and new investments in the Russian Federation. These sanctions may adversely affect our ability to operate in the affected regions and could restrict engagements with certain parties whose cargo we transport. The evolving nature of these sanctions necessitates continuous monitoring to ensure compliance and to assess their potential impact on our operations.

Since February 2022, the U.S., EU and allied nations have imposed a series of escalating economic sanctions against Russia in response to its ongoing military actions in Ukraine. These measures have intensified through the end of 2024, targeting various sectors of the Russian economy, including energy exports, financial institutions and maritime operations. In December 2024, the EU adopted its fifteenth package of sanctions against Russia, introducing measures aimed at vessels circumventing sanctions, known as the "shadow fleet", and subjecting more entities to tighter export controls, including several Chinese entities. These sanctions include travel bans, asset freezes and trade restrictions, significantly impacting Russia's oil and gas industry. The EU has also implemented prohibitions on the import of certain Russian energy products, including crude oil, petroleum fuels, LNG and coal, as well as restrictions on new investments in Russia. Additionally, the EU and the U.S. have prohibited specified services related to the maritime transport of Russian-origin crude oil and petroleum products, such as trading, financing, shipping, insurance, flagging and customs brokering. These prohibitions took effect on December 5, 2022, for crude oil and on February 5, 2023, for other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; however, implementation of this exception relies on a recordkeeping and attestation process that allows each party in the supply chain to demonstrate compliance. Violations of the price cap policy or the risk of false documentation may pose additional risks adversely affecting our business.

We believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, however maintaining compliance with the evolving sanctions presents significant challenges. The complexity of the regulations, coupled with the potential for rapid changes and varying interpretations, increases the risk of inadvertent violations. Our vessels may have, at times, carried cargo from or called on ports in sanctioned jurisdictions based on charterers' instructions, potentially without our full consent or knowledge. The emergence of Russia's "shadow fleet", comprising vessels used to circumvent sanctions, further complicates the maritime transport landscape, increasing scrutiny and regulatory oversight. Engaging with third parties over whom we have limited control heightens the risk of being implicated in sanctionable activities, despite our commitment to compliance. Any such violations could result in reputational damage, substantial fines, penalties or other sanctions, severely impacting our ability to access U.S. capital markets and conduct our business. Moreover, these issues could lead to investors divesting their interests or refraining from investing in our company and could adversely affect our loan agreements and transactions with various banks.

Risks related to the technological, regulatory and market aspects in the development, testing and commercialization of hydrogen and ammonia combustion engines and applications could adversely affect our business

Our H2 Industry division is engaged in the development, testing and commercialization of mono fuel and dual fuel hydrogen and ammonia combustion engines and applications for various industries, including marine, trucking, ports, mining, rail and power generation. The division is at the forefront of hydrogen-based decarbonization solutions, but the successful deployment and scaling of these technologies is subject to a variety of technological, regulatory, financial and market-related risks, for example:

-    The conversion and retrofitting of new diesel trucks, straddle carriers, generator sets ("gensets") and vessels with the Company's dual fuel hydrogen technology at our Dual Fuel Workshop in Antwerp and other locations present a set of manufacturing and operational risks.

-    The regulatory framework governing hydrogen- and ammonia-powered vehicles, equipment and vessels is still evolving, creating uncertainties in certification, permitting and compliance requirements.

-    The success of our hydrogen and ammonia solutions depends on market acceptance, economic viability and competition with alternative decarbonization technologies.

-    The high capital costs associated with research and development ("R&D"), testing and infrastructure investments create financial exposure and potential delays in achieving profitability.
-    Geopolitical and supply chain risks
The development, production and distribution of green hydrogen and ammonia bears technological, regulatory and market risks which could adversely affect our business

Our H2 Infra division is engaged in the development, integration and management of infrastructure for green hydrogen and ammonia production and distribution. This includes projects such as the hydrogen production plant in Namibia, which generates off-grid, pure green hydrogen, the ammonia production plant, which will produce green ammonia, and the ammonia terminal in Namibia, designed to supply ammonia to power deep-sea vessels. These initiatives expose the company to technological, regulatory, operational, geopolitical and financial risks, including the following:

–Building and operating hydrogen and ammonia infrastructure presents unique technical and logistical challenges that could delay project execution, increase costs or impact operational efficiency.
–The hydrogen and ammonia industry is subject to complex, evolving regulatory frameworks that impact project approvals, safety standards and market access.
–The success of the H2 Infra division depends on the growth of the global hydrogen and ammonia market, as well as the commercial viability of large-scale production and distribution.
–Developing large-scale hydrogen and ammonia infrastructure requires significant capital expenditures and long-term financial commitments.
–Cybersecurity compliance risks.

Risks related to the acquisition of a controlling interest in Golden Ocean Group Limited

The share purchase of 40.8% of Golden Ocean Group Limited (Golden Ocean) implies that Golden Ocean is not in compliance with the change of control clause included in its loan agreements, leading to a risk of the lenders of Golden Ocean declaring a default and consequentially to cross defaults under their other loan agreements.

On March 4, 2025, CMB.TECH NV, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen Holdings Limited (Hemen) to purchase all of Hemen’s 81,363,730 of the common shares of Golden Ocean Group Limited at a purchase price of $14.49 per common share. Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any of the common shares of Golden Ocean, and CMB.TECH holds approximately 40.8% of the outstanding common shares. On April 3, 2025, the Company indirectly held a total of 98,400,304 shares of Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares, as an additional 17,036,574 shares have been acquired in the market after the acquisition of the 81,363,730 shares from Hemen on March 12, 2025. For more information, please see "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and capital resources - B.05 Recent Developments".

As all of the loan agreements of Golden Ocean contain a change of control compliance clause that prohibits any person, other than Hemen and certain of its affiliates, without the lenders prior written approval from either acquiring (directly or indirectly): (i) more than 33.33% of the shares or the votes of Golden Ocean; or (ii) the right to control the appointment of a majority of the members of the board of directors of Golden Ocean. As a result, of the transaction, Golden Ocean is not in compliance with certain clauses contained in its loan agreements, and if it is not successful in obtaining amendments to the loan agreements or does not refinance the outstanding indebtedness under such agreements, the non-compliance may cause the lenders of Golden Ocean to declare a default and accelerate the outstanding indebtedness under the relevant agreements, which may result in cross defaults under the other loan agreements of Golden Ocean and would impair its ability to continue to conduct its business.

Although Golden Ocean is currently not in default, its lenders may declare a default if they serve a notice of non-compliance and they fail to rectify the issue within 14 days period. As of April 9, 2025, Golden Ocean has not received any request to rectify the non-compliance. Golden Ocean is currently in discussions with its existing lenders to address the breach related to the change of control compliance clause discussed above. It has sent a request to the banks to amend the loan agreements to include a new change of control clause that would require it to prepay the outstanding borrowings in full if (i) two or more persons, other than the Company, acquires (directly or indirectly): (a) more than 33.33% of the shares or the votes of the Company; or (b) the right to control the affairs or composition of a majority of the members of the Board of Directors of the Company, or (ii) if any two or more persons, other than CMB NV, Saverco NV or Marc Saverys acquire (directly or indirectly): (a) more than 50.0 % of the shares or the votes of the Company; or (b) the right to control the affairs or composition of a majority of the members of the Board of Directors of CMB.TECH.

We have identified syndicate banks to refinance all or part of the Golden Ocean's current outstanding debt and have entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to $2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If Golden Ocean is unable to reach agreements with their existing lenders, Golden Ocean plans on refinancing the existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin. Moreover, in connection with any amendments to the refinancing of the loan agreements of Golden Ocean, their lenders may impose additional operating and financial restrictions on them and/or modify the terms of their existing loan agreements, which may limit their ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, the lenders of Golden Ocean may require the payment of additional fees, require prepayment of a portion of the indebtedness to them, accelerate the amortization schedule for the indebtedness and increase the interest rates they charge us on the outstanding indebtedness. In accordance with the loan agreements, Golden Ocean has agreed to not make any financial distribution if an event of non-compliance has occurred, has been noticed by their lenders and is continuing. Golden Ocean is currently in discussion with their existing lenders to address the change in the Company’s largest shareholder as a result of the Share Purchase, and the discussions have not resulted in any rejections as of April 9, 2025. Because of the presence of cross default provisions in the loan agreements of Golden Ocean, the refusal of the relevant lender or lenders under any loan agreement to grant amendments could result in all of the indebtedness of Golden Ocean being accelerated even if the other lenders have amended covenant defaults under the respective loan agreements. A cross default provision means that if Golden Ocean defaults on one loan, they would then default on all of the other loans.
Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.

Terrorist attacks, the outbreak of war or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect both the Company’s ability to charter its vessels and the charter rates payable under any such charters. In addition, we operate in a sector of the economy that is likely to be adversely impacted by the effect of political instability, terrorist or other attacks, war or international hostilities. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the ongoing conflicts between Russia and the Ukraine. This could lead to certain areas or routes not being available for shipping and therefore creating additional costs for alternative itineraries. In the Red Sea for example, in connection with the persistent targeting of commercial and naval vessels and the Gulf of Aden, in connection with the ongoing conflict between Israel and Hamas. These attacks have compelled many vessels to reroute around the Cape of Good Hope, bypassing the Suez Canal, which has led to increased voyage durations and costs.
The developments in the Ukraine region and continuing conflicts and instability in the Middle East may lead to additional armed conflicts around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between NATO countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. The recent diplomatic efforts between U.S. President Donald Trump and Russian President Vladimir Putin have introduced potential pathways toward a ceasefire in Ukraine. However, these negotiations remain highly uncertain and could result in a settlement unfavorable to Ukraine and NATO allies, raising concerns about long-term European security. This geopolitical rift could provide Russia with opportunities to act more hostile toward Europe, increasing instability in the region and raising the risk of new conflicts.

Our business could also be adversely impacted by trade tariffs (particularly those expected to be implemented by the Trump administration), trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

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

Volatility of interest rate benchmarks under our financial agreements could affect our profitability, earnings and cash flow.

In order to manage our exposure to interest rate fluctuations under the SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would increase, even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.

We depend on third party service providers.

We currently outsource to third party service providers certain management services of our fleet, including certain aspects of technical, commercial and crew management. In particular, we have entered into ship management agreements that assign technical and crew management responsibilities to third-party technical managers for the majority of our fleet, mainly to Anglo-Eastern Ship Management.

We have transferred commercial management of part of our fleet to pool managers, mainly Tankers International Pool and STJS Pool.

In such outsourcing arrangements, we transfer direct control over technical, crew and commercial management of the relevant vessels, while maintaining significant oversight and audit rights, and must rely on third party service providers to, among other things:

–comply with their respective contractual commitments and obligations owed to the company, including with respect to safety, security, quality, proper crew management and environmental compliance of the operations of the company’s vessels;
–comply with requirements imposed by the U.S. government, the UN and the EU (i) restricting certain transactions and calls on ports located in countries that are subject to sanctions and embargoes and (ii) prohibiting bribery and other corrupt practices;
–respond to changes in customer demands for our vessels;
–obtain supplies and materials necessary for the operation and maintenance of our vessels;
–recruit crew members with training, licenses and experience appropriate for our vessels; and
–mitigate the impact of labor shortages and/or disruptions relating to crews on the company’s vessels.
The failure of third-party service providers to meet such commitments could lead to legal liability or other. The third-party service providers we have has selected may not provide a standard of service comparable to that which the company would provide for such vessels if the company directly provided such services. We rely on its third-party service providers to comply with applicable law, and a failure by such providers to comply with such laws, may subject the company to liability or damage its reputation, even if the company did not engage in the conduct itself. Furthermore, damage to any such third party’s reputation, relationships or business may reflect on the company directly or indirectly and could have a material adverse effect on the company’s reputation and business.

The third-party managers have the right to terminate their agreements. If the third-party manager exercises that right, the company will be required either to enter into substitute agreements with other third parties or to assume those management duties. We may not succeed in negotiating and entering into such agreements with other third parties and, even if it does so, the terms and conditions of such agreements may be less favorable to the company. Furthermore, if we are required to dedicate internal resources to managing its fleet (including, but not limited to, hiring additional qualified personnel or diverting existing resources), that could result in increased costs and reduced efficiency and profitability. Any such changes could result in a temporary loss of customer approvals, could disrupt our business and have a material adverse effect on the company’s business, results of operations and financial condition.

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

CMB, our largest shareholder, beneficially owns the 178,726,458 of our ordinary shares, representing 92.02% of our outstanding shares, as of April 1, 2025. As long as one of our key shareholders beneficially owns a significant percentage of the outstanding ordinary shares, it is able to exercise significant influence over the Company and will be able to control the outcome of shareholder votes, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. CMB may not necessarily act in accordance with the best interests of other shareholders. The interests of a key shareholder may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, key shareholders may vote in a manner adverse to some other holders of our securities.

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

To the extent that we do business with or compete with CMB, or participate in ventures in which CMB may participate, these members of our Supervisory Board and Management Board may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third parties.

Risks Relating to Legal and Regulatory Matters

We are subject to complex laws and regulations, including environmental laws and regulations that can increase our costs and liability exposure and adversely affect our business, results of operations and financial condition.

We operate worldwide, including, where appropriate, through agents or other intermediaries. Compliance with complex laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation and the EU-U.S. Privacy Shield Framework), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. federal laws such as the FCPA and other U.S. federal laws and regulations established by the OFAC or other agencies, local laws such as the U.K. Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.

Given the high level of complexity of these laws, there is a risk that we, our agents or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations could also result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

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

Environmental laws can also affect the resale value or useful lives of our vessels, can require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental laws can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We are subject to sustainability reporting standards which impose substantial costs on our operations.

Companies like us subject to the Corporate Sustainability Reporting Directive ("CSRD") and other such sustainability reporting standards will have to report risks and opportunities arising from social and environmental issues according to European Sustainability Reporting Standards ("ESRS"). The standards will be tailored to EU policies, while building on and contributing to international standardization initiatives. The CSRD also makes it mandatory for companies to have an audit of the sustainability information that they report. The rules became applicable in the financial year 2024, for reports to be published in 2025. CMB.TECH is defined as a listed small-and medium-sized entity ("SME") for both CSRD and EU Taxonomy. SMEs with securities listed on EU regulated markets, have no longer any reporting requirements under CSRD and EU Taxonomy. Hence, CMB.TECH will only report Sustainability and Taxonomy-related information on a voluntary and case-by-case basis.

The EU ETS makes polluters pay for their greenhouse gas emissions, helps bring emissions down and generates revenues to finance the EU’s green transition. It operates in all EU countries, Iceland, Liechtenstein and Norway, and, as of 2024, regulates the shipping industry. Under the EU ETS, shipowners will need to register, open accounts and report their emissions within the methodology required by the system. Charterparties need to include new ETS-related clauses and divide responsibilities between Owners and Charterers in order to comply with the regulations. This will generate additional operational, legal and administration work. Non-compliance with the rules could lead to sanctions, whether due to unfamiliarity with the new regulations , making errors in the submission data , or poor agreements between Owners and Charterers, etc. This could have a material adverse effect on our business. We have therefore prepared terms and conditions for insertion into our trading contracts such as but not limited to time, voyage and bareboat charters, ship management agreements and other trading documents, aiming at protecting our best interests by limiting compliance and administration costs as well as other financial burdens. In view of the administration of our EU ETS rights and obligations, we have opened Maritime Operator Holding Accounts ("MOHA accounts") so as to enable us to buy, trade and surrender emission allowances online.

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements is costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of MARPOL, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the BWM Convention of the IMO, which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulphur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

We are subject to international safety regulations, and if we fail to comply with these regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is regulated by international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the countries of their registration. As such, we are subject to the requirements set forth in the IMO’s International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention ("ISM Code"), the International Ship & Port Facility Security Code ("ISPS Code"), promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), as well as to other conventions, mainly MARPOL, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW"), etc. Failure to comply with these requirements may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports. The U.S. Coast Guard ("USCG") and E.U. Authorities enforce compliance with the ISM and ISPS Codes and prohibit non-compliant vessels from trading in U.S. and EU ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels and what effect, if any, such regulations might have on our operations. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost associated with doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Developments in safety and environmental requirements relating to the recycling of vessels may result in unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the "Hong Kong Convention"), aims to ensure ships, are being recycled once they reach the end of their operational lives and do not pose any unnecessary risks to the environment, human health and safety. Upon the Hong Kong Convention's entry into force on June 26, 2025, each ship that gets recycled will have to carry an inventory of its hazardous materials. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

In 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation ("ESSR"), which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may only be recycled in facilities included on the European List.

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may only be recycled at shipyards included on the European List. The European List currently includes nine facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

Regulations relating to ballast water discharge may result in increased costs.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention ("IOPP") renewal survey, vessels are required to comply with the updated D-2 standard. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.

The regulatory landscape in the U.S. concerning vessel discharges is currently evolving. While the 2013 Vessel General Permit ("VGP") program and the U.S. National Invasive Species Act ("NISA") remain in effect, the Vessel Incidental Discharge Act ("VIDA") introduces a new regulatory framework. On September 20, 2024, the U.S. Environmental Protection Agency ("EPA") finalized the Vessel Incidental Discharge National Standards of Performance, establishing national standards for approximately 30 types of incidental discharges, including ballast water, similar to those previously covered under the VGP. Following this, the USCG is now responsible for developing the corresponding implementation, compliance, and enforcement regulations, which are expected by September 2026. Until the USCG finalizes these regulations, vessels must continue to comply with the existing EPA 2013 VGP and applicable USCG ballast water requirements. However, the future implementation of the VIDA framework may necessitate the installation of new equipment or modifications to existing systems to meet updated discharge standards. These developments could result in substantial additional costs, which may adversely affect our operational flexibility and profitability.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, the EC and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of ‘green’ and ‘brown’ economic activities, increased efficiency standards and incentives or mandates for renewable energy. More specifically, in 2016, IMO's Marine Environment Protection Committee ("MEPC") announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from to 0.5% as of the beginning of 2020. Additionally, in 2018, nations at the MEPC 72nd session ("MEPC 72") adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reduce greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index ("EEDI") for new ships; (2) reducing carbon dioxide ("CO2") emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. At the MEPC 73rd session in 2018 , IMO approved a follow-up program. At the MEPC 80th session ("MEPC 80") in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships: to reduce carbon intensity through further design improvements to the energy efficiency for new ships; to reduce CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, compared with 2008; to increase the uptake of zero or near-zero GHG emissions technologies, fuels or energy sources by at least 5%, striving for 10%, of the energy used by international shipping by 2030; and to peak GHG emissions from international shipping as soon as possible and to reach net-zero GHG emissions close to 2050.

At the conclusion of the MEPC 82nd session ("MEPC 82"), IMO member states identified further areas of convergence in their positions. They produced a draft legal text to use as a basis for ongoing talks around the proposed “mid-term measures” for GHG reduction, which are expected to be adopted at the MEPC 83rd session ("MEPC 83"), which will be held from April 7, 2025 to April 11, 2025.

The EU has also included shipping in its EU ETS. The EU has established a regulatory framework for monitoring and reducing greenhouse gas emissions from maritime transport under the EU ETS. Accordingly, shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. The inclusion of maritime shipping emissions within the scope of the EU ETS is on basis of a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS as from the outset. Starting in 2025, large offshore vessels of 5,000 gross tonnage and above will be subject to the Monitoring, Reporting, and Verification ("MRV") regulation for CO2 emissions from maritime transport. These vessels will then be included in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Furthermore, starting in 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Additionally, the European Council of the EU has adopted the Maritime Fuel Regulation under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, the Maritime Fuel Regulation requires that greenhouse gas emissions from covered vessels are reduced by 2% as of January 1 2025, with additional reductions contemplated every five years (up to 80% as of January 1, 2050). Additional EU regulations that are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

The EU ETS became applicable to maritime shipping as of 2024 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The geographical scope covers emissions generated at berth and on intra-EU voyages, as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner, or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations that are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect. We have therefore prepared terms and conditions for insertion into our trading contracts, such as but not limited to time, voyage and bareboat charters, ship management agreements and other trading documents, aiming at protect our best interests by limiting compliance and administration costs as well as other financial burdens. In view of the administration of our EU ETS rights and obligations, we have opened MOHA accounts so as to enable us to buy, trade and surrender emission allowances online.
While an EU ETS could accelerate building more efficient ships, any regional system comes with significant administrative burden and a risk of market distortion. To drive the market towards more energy efficient ships, it is crucial that the EU polluter pays principle is applied. In terms of charter agreements, the 'polluter' might be considered as the body responsible for the decision of speed. The level of speed is dictating the fuel consumption during voyage and impact of GHG emissions. Therefore, we believe that compliance accountability should lie to the entities that decide on the operational speed of the vessel.

Territorial taxonomy regulations in geographies where we are operating and are regulatory liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Green Taxonomy. The EU taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. The requirement to deliver sustainability indicators under Article 8 of the Taxonomy Regulation became applicable in 2022 to companies subject to the obligation to publish non-financial statements in accordance with Article 19a or Article 29a of the Accounting Directive 2013/34/EU. The Non-financial Reporting Directive (Directive 2014/95/EU, NFRD) ("NFRD") is an amendment to the Accounting Directive ("Directive 2013/34/EU"). Under the NFRD, large listed companies, banks and insurance companies with more than 500 employees are required to publish reports on the policies they implement in relation to social responsibility and other sustainability related information (Act 14, Art. 1 and Art. 29a). Article 8 of the Taxonomy Regulation requires companies falling within the scope of the existing NFRD, and additional companies brought under the scope of the proposed CSRD, to report certain indicators on the extent to which their activities are sustainable as defined by the EU Taxonomy.

Taxonomy and NFRD application apply to companies with an average number of employees during the specific financial year exceeding 500 and a balance sheet total exceeding €20 million or net turnover exceeding €40 million on balance sheet date. Seafarers are not classified as full-time equivalents ("FTEs") as they are associated with external ship managers and agents. CMB.TECH had 252 FTEs registered on our payroll (2024). Given that condition, the Company does not qualify for mandatory reporting of EU Taxonomy eligibility and alignment. On February 26, 2025, the EC introduced an Omnibus package to streamline reporting while maintaining transparency, proposing changes to the scope and timing of the CSRD, EU Taxonomy, and Corporate Sustainability Due Diligence Directive ("CSDDD"). CMB.TECH is defined as listed SME for both CSRD (less than 1000 employees) and EU Taxonomy (less than 1000 employees). SMEs with securities listed on EU regulated markets, no longer have any reporting requirements under CSRD and EU Taxonomy. Hence, CMB.TECH will only report Sustainability and Taxonomy-related information on a voluntary and case-by-case basis.

Sulphur Oxide Emissions:

To mitigate the sulphur oxides emissions from shipping, a global cap on the sulphur percentage of 0.5 % in the fuel oil burnt has been enforced since 1 January 2020. Additionally, the fuel oil sulphur % limit of 0.1 % was established for the ships operating inside special areas. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners are required to comply with this regulation by:

–using 0.5% sulphur or 0.1% sulphur fuels on board, which are available around the world but at a higher cost;
–installing scrubbers for cleaning of the exhaust gas which required capital investment; or
–by retrofitting vessels to be powered by liquefied natural gas or other alternative energy sources, which may not be a viable option due to the lack of supply network and high costs involved in this process.

Costs of compliance with these regulatory changes are significant and have a material adverse effect on our future performance, results of operations, cash flows and financial position. From 1st May 2025, the Canadian and Mediterranean areas would be Emission control areas requiring stricter sulphur compliance and this affects the vessels operating costs in these regions.

Decarbonisation

The globally increasing focus on GHG emissions and climate change discussions led to the IMO, at the MEPC 62 in 2011, to adopt the carbon emission reduction regulations, through the introduction of technical and operational measures in Chapter 4 under MARPOL Annex VI.

The technical measures introduced in 2011 required all the new build vessels to achieve a ship type specific energy efficiency level, measured as Energy Efficiency Design Index (EEDI), gradually increasing to more efficient new build ships, in a phased manner after entering into force in 2013. The increased investment into energy efficiency enhancing designs and technologies was balanced by the reduction in the fuel consumption costs. Further, at MEPC 75, amendments were made to Annex VI extending the EEDI regulations to reduce greenhouse gas emissions from existing ships (EEXI) which required ships to assess and measure their energy efficiency and to achieve a 20% reduction in the design energy efficiency index from 2008 baseline, measured as EEXI or EEDI. These EEXI regulations were enforced from January 2023, driving the investment in energy efficiency technologies, retrofits and reduction of engine power (and associated speed).

The operational measures introduced in 2011, required the ships above 5000 gross tonnage to develop and implement a Ship Energy Efficiency Management Plan (SEEMP). In 2016, MEPC 70 introduced the IMO Data Collection System (DCS) which mandated these ships to collect the consumption data for each type of fuel and additional data reporting requirements with effect from 1st January 2019.

Further, the IMO introduced mandatory operational measures to reduce the carbon emissions intensity (Carbon Intensity Indicator- CII) from ships and to achieve a target of a 40% reduction in carbon emissions intensity by 2030 compared to 2008. This required ships of 5,000 gross tonnage to document and verify their actual annual operational CIIattained basis the DCS submission against a determined annual operational CIIrequired. The CIIrequired values is gradually made more stringent each year in alignment to the IMO’s decarbonisation trajectory short term goals. A vessel with CIIattained lower than its CIIrequired has a superior energy efficiency rating of A or B which may provide commercial benefits to us. Vessels that continually receive inferior CII ratings of D for 3 years or E for a year, are required to submit corrective action plans to ensure compliance and this affects the operational speeds. The CII ratings are negatively affected by the charterer’s operational decisions such as increased speed and extended time spent in anchorages or at port, which adversely impacts the vessel’s future tradability. This requires new clauses in the Charterparties which increase administrative burden but are needed to legally protect Owners in case Charterers do not comply with requirements. Inferior CII ratings could lead to adverse effects on our vessel’s tradability, our legal and financial situation.

Presently our fleet of vessels meet the compliance values as per the EEDI / EEXI regulations. Investments in our vessels design and operational energy efficiency provides us commercial edge over the competition and improves the vessel’s acceptability in the market.

In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by 1 January 2026 and decide on the CII reduction factor for 2027 and beyond. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

Also in July 2023, IMO adopted the revised 2023 IMO Strategy on Reduction of GHG Emissions from Ships setting increased levels of ambition for the shipping industry:

–to reduce CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030, compared with 2008
–to increase the uptake of zero or near-zero GHG emissions technologies, fuels or energy sources by at least 5%, striving for 10% of the energy used by international shipping by 2030
–and to peak GHG emissions from international shipping as soon as possible and to reach net-zero GHG emissions close to 2050.

It also introduced 2 indicative check points in the strategy:

–to reduce total GHG emissions by 20%, striving for 30% by 2030 compared to 2008
–to reduce total GHG emissions ay at least 70%, striving for 80% by 2040, compared to 2008

Discussions are presently underway to decide on the IMO’s midterm measures consisting of market-based measures (MBM) like introducing fund, tax or levy based on GHG total emissions or GHG fuel intensity calculated basis the life cycle emissions (well to wake) of fuels. Intention of the MBM is to drive the demand for alternate fuels, finance the decarbonisation projects and provide regulatory impetus to ships owners to invest in zero or near zero GHG emissions ships.

This is in line with the European Union’s Emissions trading Scheme (EU ETS) and the FuelEU Maritime which are in force.

These upcoming regulations will have significant impact on the charterparty clauses, overall trade patterns and will affect the company’s financial position. As ship owners, we face the uncertainty of the alternate fuel availability and increased fuel costs, requiring us to carry out comprehensive market assessment prior taking decisions on investments in alternate fueled vessels.

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

Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to owning, operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Biodiversity

Ballast Water discharges and hull biofouling are identified as threat to biodiversity by transfer of invasive species due to ship operation and introduced the ballast water regulations and biofouling guidelines to mitigate this risk. The ballast water regulations initially required the vessels to carry out ballast water exchange and with the entry of the convention into force in 2017 for new builds and 2019 for existing vessels, it became mandatory for the vessels to install an IMO Type approved Ballast water treatment plants onboard. The company overcame this challenge through capital investment in the installation of Ballast Water Management Systems (BWMS) by retrofitting in the existing ships or in new builds. In 2023 at MEPC 80, IMO amended the Biofouling guidelines, recommending the ships to incorporate a biofouling management plan, detailing on the routine hull inspection and cleaning.

The MEPC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 are required to either to remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.

Black Carbon

MEPC 75 approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition to the peak oil risk from a demand perspective, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our own operations or that of suppliers and service providers in our value chain, including with respect to infrastructures on which we rely to be able to conduct our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Risk Factors Relating to Tax Matters

United States tax authorities could treat us as a “Passive Foreign Investment Company" ("PFIC"), which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a PFIC for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, the income from our time and voyage chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of "passive income."

There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service ("IRS"), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended ("Code"), (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the ordinary shares.

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

We and our subsidiaries continue to take the position that we qualify for, either this statutory tax exemption, or exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares (5% shareholders) owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

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

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders that qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990 (the "Parent-Subsidiary Directive") or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation ("U.S.-Belgium Treaty"). The U.S.-Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Treaty. The 5% withholding tax applies in cases where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company that has held at least 10% of the shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Treaty.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

Shortly after its incorporation in 2003, the Company applied for treatment under the Belgian tonnage tax regime. It was declared eligible for this regime by the Federal Finance Department on October 23, 2003, for a ten-year period. In line with the tonnage tax regulations, which are part of the normal corporate tax regime in Belgium, profits from the operation of seagoing vessels are determined on a lump sum basis based on the net registered tonnage of the particular vessels. After this first ten-year period had elapsed, the tonnage tax regime has been automatically renewed for another ten-year period. The application for prolongation of this Tonnage Tax Regime as from 2024 was timely filed before the end of 2023 and was approved in 2024 by the Belgian Ruling Commission. The Belgian Ruling Commission formally confirmed that the Tonnage Tax Regime applies for a ten-year period as from January 1, 2024 and thereafter will be automatically renewed for another ten-year period. This tonnage tax replaces all factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in Belgium.

Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.

We also operate vessels under Belgian, French, Greek, Marshall Islands, Liberian and Madeira Flag for which the Company is paying the required tonnage tax in these particular jurisdictions.

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

Foreign countries may impose new tax laws which can impact the shipping industry. It is also possible that already existing foreign tax law is not known by us and can have a material effect on our financial position. We cannot be sure that we are always aware of all tax law in each country our vessels trade to or all countries we are involved with due to our global trade.

The lack of this information may lead to heavy tax claims from foreign countries directed to us as a shipowner. This could affect us financially for the past, current and future trade of our vessels.

The Nigerian Federal Inland Revenue Service ("FIRS") has commenced a tax compliance exercise for the period of 2010-2019 towards non-resident companies trading in Nigeria. The Federal Government of Nigeria granted a 3-month window from June 19, 2023 for international shipping companies operating in Nigeria to regularize their tax status in Nigeria and another window from September 19, 2023 to December 31, 2023, for affected companies to pay all their outstanding taxes to the Federal Government of Nigeria. An extension was provided until March 2024 with a degree on the waiver for penalties and interests claimed. Despite the Double Tax Treaty between Belgium and Nigeria, the Nigerian government has shown to be difficult in cooperating on the subject. If the legal tax issues are not handled with proper care, this could result in an adverse effect on our financial situation, our trade and operations going forward.

Other foreign tax regulations which are not or not well known by us can affect our business in an adverse way even for events taking place in the past. This could be for taxes due because of our global trade, the flag of our vessels, the places where our offices are located, places where our vessels are moored or because of some underlying contracts we might have (e.g. Charterparty, insurance, etc.). The impact of these tax laws could have an adverse effect on our legal and financial position and influence our trade and operations going forward.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today's tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development's ("OECD") two-pillar base erosion and profit shifting project. In 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

Risks Relating to Investment in our Ordinary Shares

The price of our ordinary shares has fluctuated in the past, has been volatile and may be volatile in the future, and as a result, investors in our ordinary shares could incur substantial losses.

Our share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.

The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic, regulatory and ESG trends, general market conditions, rumors and fabricated news and other factors, many of which are beyond our control.

The price of our ordinary shares has ranged between $17.59 and $9.93 during 2024. Our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our ordinary shares. The market price for our ordinary shares may be influenced by many factors, including the following:

–investor reaction to the execution of our business strategy, including mergers and acquisitions;
–shareholder activism;
–our continued compliance with the listing standards of NYSE and/or Euronext Brussels;
–regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry, including those related to climate change;
–variations in our financial results or those of companies that are perceived to be similar to us;
–our ability or inability to raise additional capital and the terms on which we raise it;
–declines in the market prices of stocks generally;
–trading volume of our ordinary shares;
–shorting activity in relation to our share;
–sales of our ordinary shares by us or our stockholders;
–general economic, industry and market conditions; and
–other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.
These broad market and industry factors may cause the market price of our ordinary shares to drop, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our ordinary shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our ordinary shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.

In addition, securities of certain companies have recently experienced significant and extreme volatility in stock price due to short sellers of ordinary shares, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate risk losing a significant portion of their original investment, as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that our shares will not be in the future, and if so it could cause you to lose a significant portion or all of your investment.

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

As of April 9, 2025, we owned 25,807,878 of our own shares (11.73% of the total issued shares). We may continue to buy back our shares opportunistically under the conditions laid down by law and subject to a valid authorization. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

The Supervisory Board’s determination to authorize the repurchase of ordinary shares will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Supervisory Board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to do so at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders. The Supervisory Board may suspend or discontinue this authorization at any time.

The Supervisory Board decided to amend our dividend policy to a full discretionary dividend policy. We therefore cannot assure you that we will declare or pay any dividends. The shipping industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.

The Supervisory Board amended our dividend policy to a full discretionary dividend policy at the end of 2023.

Consequently, our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends or other distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends”, "intermediary dividends" or “repayment of capital”).

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

As of December 31, 2024, our issued (and fully paid up) share capital was $239,147,505.82 which was represented by 220,024,713 shares. As of December 31, 2024, we had:

–194,216,835 ordinary shares outstanding, and
–25,807,878 treasury shares.
Our Shareholders’ Special Meeting in 2021 authorized our Supervisory Board to acquire a maximum of 10% of the existing shares or profit shares during a period of five years, at a price per share not exceeding the maximum price allowed under applicable law and not to be less than €0.01.

On March 21, 2024, the Supervisory Board had authorized the Management Board to repurchase up to 10 million shares at a maximum purchase price per share of $17.86 (dividend or other distribution paid should be deducted from this amount as of the ex-dividend date) with a term from March 21, 2024 to June 28, 2024. Shares that we repurchase can be cancelled or can be held as treasury shares, at our option.

Under Belgian corporate law, the voting rights related to treasury shares are suspended and treasury shares give no entitlement to dividend. We may at any time transfer all or part of our treasury shares to a third party, at which time the corresponding voting rights will cease to be suspended and the shares will again give their holder entitlement to dividend. Our shareholders may incur dilution from any such future transfer.

Additionally, by decision of our shareholders’ meeting held in 2020, our Supervisory Board is authorized to increase our share capital in one or several times by a total maximum amount of $25,000,000 (with possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) or $120,000,000 (without the possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by our Supervisory Board.

Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any such future equity offering.

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

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts will prevail only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:
–the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;
–the judgment did not violate the rights of the defendant;
–the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;
–the judgment is not subject to further recourse under U.S. law;
–the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;
–a claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
–the Belgian courts did not have exclusive jurisdiction to rule on the matter;
–the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and
–the judgment submitted to the Belgian court is authentic.

Any shareholder acquiring 30% or more of our issued ordinary shares is required to make a mandatory unconditional public takeover bid.

According to the Belgian law, any shareholder who acquires 30% or more of our issued shares is required to make a mandatory unconditional public takeover bid in the remaining shares in CMB.TECH that it and its affiliates do not already own. The purpose in making the offer for the remaining shares in CMB.TECH is to comply with its obligations under Article 5 of the Takeover Law and Article 50 of the Takeover Decree. Any shareholder who comes into possession, other than following a voluntary takeover bid, directly or indirectly, of more than 30% of the capital or voting rights of the Company, shall launch a takeover bid on all the shares and securities granting access to the shares or voting rights, and on terms that comply with applicable U.S. securities laws, and SEC and NYSE rules and regulations.

ITEM 4.    INFORMATION ON THE COMPANY

A.          History and Development of the Company
The Company was incorporated under the laws of Belgium on June 26, 2003 for an indefinite term. As described below, before October 1, 2024, we operated under the name Euronav NV, and effective October 1, 2024, our name was changed to CMB.TECH NV. Our Company is a public limited liability company (naamloze vennootschap/société anonyme). Our registered office is located at De Gerlachekaai 20, 2000 Antwerp, Belgium and our telephone number is +32 3 247 44 11.
Our ordinary shares have traded on Euronext Brussels since December 2004. In January 2015, we completed our underwritten initial public offering in the United States of 18,699,000 ordinary shares at $12.25 per share, and our ordinary shares commenced trading on the NYSE. In March 2015, we completed our offer to exchange unregistered ordinary shares that were previously issued in Belgium (other than ordinary shares owned by our affiliates) for ordinary shares that were registered in the United States under the Securities Act of 1933, as amended ("Securities Act"), in which an aggregate of 42,919,647 ordinary shares were validly tendered and exchanged. Our ordinary shares currently trade on the NYSE and Euronext Brussels under the symbol "CMBT".
In 2018 we completed the merger with Gener8 Maritime Inc. ("Gener8"), a corporation organized under the laws of the Republic of the Marshall Islands whereby Gener8 became our wholly-owned subsidiary. Prior to the merger, Gener8 was a leading U.S.-based provider of international seaborne crude oil transportation services that resulted from a merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 group, an independent vessel pool manager. At the date of the merger with Gener8, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, six Suezmax vessels, and two LR1 vessels, with an aggregate carrying capacity of approximately 7.4 million deadweight tons ("dwt"), which included 19 "eco" VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at reputable shipyards.
The merger with Gener8 created a world leading independent crude oil tanker operator with 74 large crude tankers focused predominately on the VLCC and Suezmax asset classes and two FSO vessels in joint venture and provides tangible economies of scale via pooling arrangements, procurement opportunities, reduced overhead and enhanced access to capital. Furthermore the combined company offers investors a well-capitalized and more liquid company in the crude oil tanker market.
In 2022, we became the full owner of the FSO platform as previously held in its 50-50 joint venture with International Seaways, Inc.
The 2024 Merger Transaction and Name Change
On October 9, 2023, the Company, at the time operating under the name Euronav NV, announced the agreement of two reference shareholders CMB NV ("CMB"), and Frontline plc/Famatown Finance Ltd (together, "Frontline"), on a transaction involving multiple interdependent agreements. Part of the agreement included the sale of 24 VLCC tankers from the Company's fleet at the time (the "Vessel Sale").
On November 22, 2023, the Company announced the sale to CMB NV of all Company shares held by Frontline plc and Famatown Finance Limited ("Share Purchase"), which resulted in CMB NV owning 49.05% of the Company's shares, based on 220,024,713 ordinary shares outstanding as of December 31, 2023 (of which the Company held 17,790,716 ordinary shares in treasury). As part of the Share Purchase, there was a change in the composition of the Supervisory Board as well as the Management Board of the Company. See "Item 6 - Directors, Senior Management and employees" for additional information with respect to the composition of the Supervisory Board and the Management Board as well as the various committees. The purpose of effecting a change of control of the Company through the Share Purchase was to resolve the strategic and structural deadlock within the Company that existed prior to the consummation of the Share Purchase and to enable CMB NV to implement its mid- to long-term strategy of transforming the Company into a Europe-based leading company in the field of maritime and industrial cleantech by gradually diversifying the Company's fleet away from pure crude oil transportation and focus on diversification and decarbonization of the fleet.
On December 22, 2023, CMB entered into a share purchase agreement with the Company for the sale of 100% of the shares in CMB's subsidiary, at the time named CMB.TECH NV (now CMB.TECH Enterprises), to the Company for an aggregate purchase price of approximately $1.15 billion. The transaction closed on February 8, 2024 and CMB.TECH NV (now CMB.TECH Enterprises) became a wholly-owned subsidiary of the Company.
On February 14, 2024, CMB launched its mandatory public takeover bid for all shares of the Company not already owned by CMB or persons affiliated with CMB ("Bid"). The acceptance period in respect of the Bid opened on February 14, 2024 and closed on March 15, 2024. The bid price amounted to $17.86 per share in cash, the result of $18.43 per share, adjusted for the dividend of $0.57 per share paid by the Company on December 20, 2023, to holders of record of our shares on December 13, 2023. During the acceptance period, 69,241,955 shares of the Company, representing 31.47% of the then-outstanding shares of the Company, were tendered into the Bid. On March 29, 2024, the Company announced that it purchased 2,620,931 of its own shares.
Effective as of July 15, 2024, the Company’s ticker symbol on the NYSE and Euronext Brussels changed from “EURN” to “CMBT”.

Effective as of October 1, 2024, the Company’s name was formally changed from “Euronav NV” to “CMB.TECH NV” as approved by the Company’s shareholders at the Company’s extraordinary general meeting held on July 2, 2024.

In connection with certain litigation regarding the Bid, the Market Court in Belgium (“Market Court”) determined in its ruling of September 6, 2024 that the price at which certain vessels were sold by the Company to Frontline plc in the Vessel Sale implied certain special indirect benefits to Frontline and calculated these special indirect benefits to be $0.52 per share. The Financial Services and Markets Authority of Belgium (“FSMA”), at the direction of the Market Court, ordered CMB NV, to (i) pay the bid price increase of $0.52 per share to all (former) shareholders whose shares were validly tendered in the Bid during the acceptance period that expired on March 15, 2024 and (ii) reopen the Bid at an adjusted price which takes into account the original Bid price, increased by $0.52 per share (“FSMA Order” and the reopened Bid, “Reopened Bid”). Taking into account the original Bid price, increased by $0.52, in accordance with the FSMA Order, and decreased by $6.29 (the aggregate amount of distributions made by the Company to its shareholders since the initial announcement of the Bid on October 9, 2023), resulted in an offer price per share of $12.66. An additional 1,579,159 shares in the Company were tendered to CMB NV in the Reopened Bid.

As a result of the Bid and the Reopened Bid, CMB holds a total of 178,726,458 shares of the Company, representing 81.23% of the issued and 92.02% outstanding shares in the Company. Taking into account the 25,807,878 treasury shares held by the Company and the 24,400 shares held by Saverco NV, CMB and persons affiliated with it together hold 204,558,736 shares, representing 92.97% of the issued shares of the Company.

On March 4, 2025, the Company announced that it entered into a share purchase agreement with Hemen Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean Group Limited ("Golden Ocean") representing approximately 41% of Golden Ocean’s issued and outstanding voting shares at a price of $14.49 per share. The Share Purchase did not trigger a mandatory takeover bid or similar offer in Bermuda, Norway, the United States, or any other jurisdiction. This acquisition is in line with our strategic objective of diversification, and our intent to become a long-term shareholder in Golden Ocean and investing in a modern dry bulk fleet. The initial accounting and determination of goodwill is not yet complete and therefore no details on fair value of assets and liabilities acquired, fair value of consideration transferred nor accounting values can be disclosed, including existence of contingent liabilities. For more information, please see CMB.TECH NV's Schedule 13D, filed with the SEC on March 11, 2025.

On March 4, 2025, we entered into a $1.4 billion bridge facilities agreement with KBC Bank NV, Crédit Agricole CIB and Société Générale in view of the acquisition of shares in Golden Ocean. The bridge facilities agreement has an initial term of 9 months with the possibility to extend its term twice with an additional six months

On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean.

On March 27, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase. On March 27, 2025, CMB.TECH NV owned an aggregate of 88,711,007 shares in Golden Ocean, representing approximately 44.5% of Golden Ocean's outstanding voting shares.

On April 3, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean in the open market following the Share Purchase. On April 3, 2025, CMB.TECH NV owned an aggregate of 98,400,304 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.

We are headquartered in Antwerp, Belgium and maintain offices across Europe and Asia. We are listed on Euronext Brussels and on the NYSE under the symbol CMBT.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be accessed at http://www.sec.gov. Our website address is https://cmb.tech. The information contained on these websites does not form a part of this annual report.

For information about the development of our fleet, please see "Item 5. Operating and Financial Review and Prospects-Fleet Development."

B.          Business Overview
General
CMB.TECH is a diversified and future-proof maritime group that builds, owns, operates, and designs large marine and industrial applications that run on dual fuel or monofuel (diesel-)hydrogen and (diesel-)ammonia engines. CMB.TECH offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. CMB.TECH is active throughout the full hydrogen value chain through its different divisions: (i) Marine, (ii) H2 Industry and (iii) H2 Infra.

As a result of the 2024 Merger Transaction, CMB, as our controlling shareholder, is implementing a new strategy for the Company aimed at making CMB.TECH the reference platform for sustainable shipping on three axes:

1. Diversification of the fleet. We have diversified our fleet into different shipping segments to decrease the dependence on the transportation of crude oil. This diversification has not resulted in us exiting the oil tanker business altogether, but rather has resulted in a gradual decrease of the share of revenues coming from pure crude oil transportation by adding different shipping asset types to our portfolio. CMB.TECH believes that the expansion into other shipping segments will enable future-proof investments throughout the cycles of the various segments. This diversification began through the 2024 Merger Transaction, and we expect to continue with the acquisition of second-hand future-proof vessels and the ordering of future-proof newbuildings. Future-proof in CMB.TECH's view means efficient low-carbon emitting ships and/or ships powered by hydrogen and/or ships powered by ammonia.

2. Decarbonization of the fleet. CMB.TECH believes a key trend in shipping is offering low-emission ships to its customers given the global fuel transition, making it important to dedicate significant amounts of capital from the industry and shipping companies to the development of low-carbon engines, fuel supply systems and the production of low-carbon fuels. CMB.TECH envisions playing a leading role in the decarbonization of the shipping industry and being the reference shipowner when it comes to green ships.

3. Optimization of the existing fleet. By divesting less efficient or older ships and re-investing the proceeds in new buildings or modern secondhand vessels or technical upgrades (e.g., energy saving devices), CMB.TECH seeks to optimize its fleet to continue offering the best quality vessels to its customers.

I.Marine Division
Our largest division is the marine division. It builds, owns, operates and designs a wide range of conventional ships and low carbon ships powered by dual fuel or monofuel (diesel-)hydrogen and (diesel-) ammonia engines: dry bulk vessels, container vessels, chemical tankers, oil tankers, offshore wind vessels and port vessels. The integration of the drivetrain, the storage and the bunkering of hydrogen and ammonia, is implemented with a diverse and experienced in-house engineering team in partnership with Original Equipment Manufacturers ("OEMs") and shipyards.
Euronav: crude oil tankers [1]
During 2024, CMB.TECH took delivery of two super-eco Suezmax tankers (Helios, Orion) – whilst selling 17 VLCC tankers and five Suezmax tankers through-out the year. Embodying CMB.TECH’s strategy of recycling older tonnage vessels into a more future-proof fleet (both crude oil tankers as into diversified end markets). Today’s fleet on the water still comprises out of 14 VLCCs, 19 Suezmax and two FSOs. In addition, five super-eco dual fuel VLCCs (ammonia ready) are on order with deliveries 2026/2027 (shipyard: CSSC Qingdao Beihai Shipbuilding) as well as two super-eco Suezmax with deliveries in the second quarter of 2026 (shipyard: Daehan Shipbuilding).

During 2024, the order book for both VLCCs and Suezmax increased. At the end of 2024, the order book to fleet ratio for VLCCs stood at 9.3% and for Suezmax at 15.9%. The average age increased to 25-year all-time highs of 12.4 years for VLCCs and 12.6 years for Suezmax vessels. Tanker asset values have been easing since reaching their highs in mid-2024, though a tight shipyard market is keeping newbuilding prices very high.

Market dynamics
After a strong performance in the first half of 2024, crude oil tanker spot rates saw a retraction to lower levels in the second half, failing to capitalize on the typical seasonal uptick associated with winter demand. Despite this softer finish to the year, CMB.TECH’s VLCC and Suezmax earnings managed to stay above their respective 10-year historic averages, highlighting underlying market resilience even amidst a challenging backdrop. The 10-year averages for VLCC and Suezmax earnings stand at $35,251/day and $32,439/day, respectively, providing a benchmark for the enduring strength in these segments.

During 2024, the broader seaborne transportation of crude oil was significantly impacted by a combination of factors. Chief among them was a downturn in Chinese demand, with the country reducing its crude imports by approximately 200,000 barrels per day in 2024. Weak economic growth, a shift to LNG-fueled trucks and the growth in EV sales up 50.0% year-over-year in November 2024, have all decreased Chinese oil demand. This decline was further exacerbated by a strategic shift in China's crude oil sourcing, as it replaced longer-haul imports from the Atlantic basin with sanctioned oil from Russia and Iran. The sanctioned import of crude oil, particularly from Iran, played a major role in reshaping the market dynamics. The flow of Iranian crude oil into China, either directly or through intermediaries like Malaysia, averaged 1.2 million barrels per day throughout 2024. This significant volume translated into an estimated 250 VLCC fixtures annually, marking a substantial portion of the market dedicated to sanctioned trades.

Additionally, in 2024, global crude oil supply was constrained by persistent OPEC+ production cuts, which remained in place throughout the year. Non-OPEC production also underperformed with Brazilian crude oil production disappointing, further limiting the available supply for international markets. These supply-side factors contributed to the overall decline in seaborne transportation demand.

Consequently, crude oil ton-mile demand, excluding sanctioned trades, declined by 3.5% in 2024 compared to the previous year. Stricter enforcement of sanctions on Iran and Russia could tighten global supply and spur demand for long-haul crude oil transportation by the regulated fleet. With limited new crude oil tanker capacity coming online, the market may see a supportive environment for rate recovery throughout 2025.

[1] Own data analysis basis Clarksons SIN, Jefferies, OPEC

Bocimar: Dry Bulk Vessels [1]
During 2024, CMB.TECH took delivery of eight 210,000 dwt super-eco ammonia ready Newcastlemax vessels (Mineral Luxembourg, Mineral France, Mineral Deutschland, Mineral Italia, Mineral Danmark, Mineral Eire, Mineral Hellas and Mineral Espana). Today’s fleet on the water comprises out of ten Newcastlemaxes. In addition, 18 super-eco dual fuel Newcastlemax vessels (8 ammonia ready / 10 ammonia fitted) are on order with deliveries 2025/2026 (shipyard: CSSC Qingdao Beihai Shipbuilding) and two 5,000 dwt coasters with deliveries in quarter 3/quarter 4 2026 (Dung Quat Shipyard).

During 2024, the order book for Newcastlemaxes slightly increased yet remains the most favorable of all shipping segments. At the end of 2024, the order book to fleet ratio for Newcastlemaxes stood at 7.6%. The average age increased to 15-year all-time highs of 11.3 years. Dry bulk asset prices have remained relatively stable at high levels since an initial flurry of sale-and-purchase deals in February sent second-hand Cape values up 40.0% to start the year. Values have only declined slightly in the last quarter of the year despite the pull back in spot and time charter rates. Time charter rates today are roughly in line with those averages seen in 2023, though second-hand values remain 30.0% higher.

On March 12, 2025, CMB.TECH purchased approximately 41% of Golden Ocean’s outstanding voting shares including all Golden Ocean shares controlled by Hemen), Golden Ocean is specialized in the transportation of dry bulk cargoes, with a fleet consisting of 91 vessels, with an aggregate capacity of approximately 13.7 million dwt.

On March 24, 2025, CMB.TECH NV announced that it has signed an agreement with Mitsui O.S.K. Lines, Ltd. (“MOL”). Three ammonia-fitted 210.000 dwt Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by CMB.TECH and MOL and chartered to MOL for a period of 12 years each.

2024 demand and supply
Following a challenging year for the dry bulk sector in 2023, Cape rates experienced several significant rallies in 2024, surpassing $30,000 per day during peak periods. Bocimar’s Newcastlemax vessels averaged a strong $30,600 per day for the year 2024, reflecting a recovery in market dynamics. The driving force behind the Cape market's performance was sustained Chinese demand for iron ore, with imports increasing by nearly 5% year-over-year.

Despite this uptick in iron ore imports, Chinese steel production declined by 3.0% in 2024. This contraction was driven by a sluggish domestic economy and weak internal demand, resulting in a 22.0% surge in steel exports. The dynamics of the Cape market, particularly the fluctuations in fourth quarter of 2024, can be attributed to the spread between imported and domestic iron ore prices. In the third quarter, domestic Chinese iron ore prices averaged $114 per ton, compared to the landed cost of imported iron ore at $104 per ton. This $10 per ton differential spurred a significant increase in imports, which in turn propelled Cape rates higher, counter to typical seasonal trends. However, as this price spread narrowed in the fourth quarter, spot iron ore volumes pulled back, leading to a decline in Cape rates. Several additional factors contributed to the softer Newcastlemax market in the fourth quarter. Persistent fleet growth at approximately 3.0% annually, sluggish demand outside of China, reduced port congestion, heavy rain in Brazil and a plateau in ton-mile growth collectively weighed on market performance.

2024 also marked a pivotal development with the final investment decision ("FID") for the Simandou Project in Guinea. This significant iron ore mining project is slated to commence production by late 2025, with a ramp-up phase extending over 30 months to reach an annualized capacity of 120 million tons. Over recent years, bauxite exports from West Africa to China have surged, contributing to the evolving dynamics of the dry bulk market. Historically, long-haul voyages from Brazil to China were a key driver of higher dry bulk rates. The rise in West African trade has provided an additional buffer, supporting market rates. West Africa Cape loadings made up less than 30.0% of Cape loadings in Brazil in 2021. Since then, West Africa Cape loadings have risen significantly. West Africa loadings now equate to 55.0% of those loadings in Brazil.
[1] Own data analysis basis Clarksons SIN, Morgan Stanley, Jefferies, Arrow, Rio Tinto
Delphis: Container Vessels [1]
The Delphis fleet includes the following container vessels: (i) four container vessels of 6,000 twenty-foot equivalent units ("TEU") with ammonia ready engines (2024 deliveries: CMA CGM Zingaro, CMA CGM Etosha, CMA CGM Dolomites) and (ii) one container vessel of 1,400 TEU that is a newbuilding under construction (currently expected to be delivered in 2026 at shipyard Qingdao Yangfan Shipbuilding) fitted with a dual fuel ammonia engine.

Delphis’ newbuilding program, conducted under favorable long-term charter contracts with CMA-CGM (6,000 TEU on ten-year TC) and Yara/OCL (1,400 TEU on 15-year TC), underscores the Company’s commitment to modernization and sustainability. The 1,400 TEU will be the world’s first dual fuel ammonia container vessel, reflecting Delphis’ dedication to future proofing the fleet amidst evolving regulatory landscapes.

Over the year 2024, the container vessel supply stood at 30.9 million TEU (~ approximately 11.0%). The overall container order book to fleet increased to 27.0% – yet – the 3,000-6,000 TEU segment OB/F stood only at 6.4%. The container vessel overall average age stood at 13.78 years – and 13.99 years for the 6,000-7,999 TEU category.

2024 demand and supply
The container shipping sector experienced one of its strongest years in 2024, surpassed only by the extraordinary post-COVID years of 2021 and 2022. Following a challenging 2023, characterized by significant retailer de-stocking and the initial impact of a substantial wave of newbuild deliveries, expectations for 2024 were initially bearish. However, the year took an unexpected turn due to geopolitical disruptions.

In late December 2023, a series of Houthi attacks in the Red Sea prompted widespread route diversions by ocean carriers. This shift resulted in approximately 90.0% of Red Sea vessel capacity being rerouted around the longer Cape of Good Hope route, impacting over 700 vessels. Given that the Red Sea traditionally accounts for more than 20.0% of container ship trade, this diversion effectively removed over 12.0% of the fleet's capacity from regular operations.

Despite the influx of new vessel deliveries, which saw an 11.0% increase in 2024, these capacity reductions were more than compensated by a robust 6.0% growth in trade volumes, particularly along mainline routes and trades between Asia and developing economies. This led to an average estimated capacity utilization of 88.0% for the year. Without the Red Sea diversions, utilization would have been significantly lower, closer to 75.0%. The resulting TEU-mile growth for 2024 was a remarkable 17.7% year-over-year.

The strong freight rate environment throughout 2024 encouraged ocean carriers to secure longer-term charters. The average charter duration more than doubled to 22 months by mid-2024, compared to 10 months during the previous 18-month period. Additionally, three-year term rates for 6,500 TEU vessels surged to $50,000 per day from $20,000 per day over the past year. This strategic shift allowed shipowners to significantly extend their revenue backlogs and enhance the quality of their earnings.

[1] Own data analysis basis Clarksons SIN, Jefferies
Bochem: Chemical Tankers [1]
During 2024, Bochem took delivery of four 25,000 dwt stainless chemical tankers (Bochem Casablanca, Bochem Shanghai, Bochem New Orleans and Bochem Brisbane) – bringing the fleet to six 25,000 dwt stainless ammonia ready chemical tankers on the water. Further fleet expansion with two 25,000 dwt ammonia ready stainless steel chemical tankers to be delivered by the fourth quarter of 2025 by the China Merchants Jinling Shipyard, two dual fuel fitted 17,000 dwt bitumen carriers by the fourth quarter of 2026 by the China Merchants Jinling Shipyard. On March 24, 2025, CMB.TECH NV announced that it has signed an agreement with MOL CHEMICAL TANKERS PTE. LTD. (“MOLCT”) for six chemical tankers - two ammonia-fitted and four ammonia-ready - chartered to MOLCT for 10 and 7 years each respectively. The four 25,000 dwt ammonia ready stainless steel chemical tankers to be delivered in 2028 by the shipyard: China Merchants

Jinling Shipyard, and two 26,000 dwt ammonia fitted stainless steel chemical tankers to be delivered by in 2029 (shipyard: China Merchants Jinling Shipyard).

Two chemical tankers operate on spot in the STJS Pool, twelve chemical tankers have long-term time charter contracts (seven-year TC and ten-year TC) and two bitumen carriers have long-term time charter contracts (ten-year TC).

Total chemical seaborne trade in 2024 experienced a modest increase, rising from 382 million tons to 386 million tons, reflecting a 1.0% year-over-year growth. Ton-mile growth was more pronounced, expanding by 3.5% as trade routes rerouted away from the Red Sea, contributing to increased demand for shipping capacity. The order book for new-building stainless steel chemical tankers saw further growth, reaching 203 vessels, representing an OB/F ratio of 12.7%. Despite this uptick in orders, the fleet faces significant challenges due to its rapidly aging profile. Deliveries of new vessels remain limited, with only 111 expected to be delivered as of 2026 or later.

In terms of asset valuations, a comparative analysis of J19 tankers—considered the 'workhorses' of the chemical trade—and Medium Range (MR) tanker values reveals that chemical tanker valuations are aligned with their historical multiple relative to MR values. This alignment suggests that, despite current market dynamics, the pricing of chemical tankers remains consistent with long-term historical trends, providing a measure of stability in asset valuation.

2024 demand and supply
Global chemical production grew by 2.7% in 2024 (compared to 1.7% in 2023). In Europe and the United States, production stabilized at respectively approximately 0.8% and approximately 1.0% in 2024. Asian Emerging Markets at approximately 3.2% and China at approximately 4.0%.

The chemical tanker sector maintained its strong performance throughout 2024, despite experiencing some easing in market conditions during the second half of the year. The one-year time charter rate for a 19,999 dwt vessel averaged $20,771 per day, which was 36.7% above the ten-year trend. This significant premium underlines the robust demand for chemical tankers over the past year.

In the first half of 2024 freight rates increased to record levels, driven by a combination of factors. Disruptions in the Red Sea region created logistical challenges that tightened the supply of available vessels, while strong market conditions in the clean petroleum products "(CPP") sector further bolstered demand for chemical tankers (aligning closely with global gross domestic product ("GDP") growth). Additionally, limited fleet growth contributed to the tight supply-demand balance, providing further support for elevated freight rates. During 2024, the Panama Canal operations went back to normal.

By the second half of 2024, the share of seaborne chemicals transported by product tankers increased from 9.0% to 16.0% - resulting in a weaker than anticipated second half of the year. In addition, Red Sea disruption was reduced as Asia Pacific players have stepped into impacted trades to fill the voids. Hence, winter chemical tanker market seasonality disappointed with spot markets remaining subdued throughout the second half of 2024.

[1] Own data analysis basis Clarksons SIN, BASF
Windcat: Offshore Wind Vessels [1]
During 2024, two CTVs were delivered to us: TSM Windcat 56 and Windcat 57. Windcat 57 and all future newbuild MK5 vessels, are fitted with a dual fuel hydrogen engine on board as standard. These engines are co-developed by MAN and CMB.TECH. The vessels are being delivered with CMB.TECH’s full hydrogen system installed, capable of carrying up to 458kg of compressed hydrogen.

In addition, eight CTVs are on order (TSM Windcat 59, Hydrocat 58, Hydrocat 60, Windcat 63, FRS Windcat 61, FRS Windcat 62, FRS Windcat 64 and FRS Windcat 65). Next to the CTVs, six CSOVs are on order (Ha Long Shipbuilding) with deliveries scheduled from the second quarter of 2025 through the first quarter of 2027. The “Elevation Series” CSOVs have been designed by Damen Shipyards Hai Long Bay ("Damen") in cooperation with Windcat and CMB.TECH. The result is a new design with increased capabilities and flexibility compared to existing vessels. The vessels are 87 meters long, 20 meters wide, can accommodate 120 people on board and will be powered by hydrogen.

European newbuild orders for CSOVs reached eight speculative orders in 2024 (2023: 20) and 35 CTV orders in 2024 (2023: 81). Most new vessel orders were for European "spec" assets, highlighting the oversupply in the Chinese market. All these new orders include battery integration and/or designs for dual fuel capability using methanol or hydrogen.

The overall global offshore wind fleet stood at 1,600 vessels with an order book of 234 vessels, resulting in an order book to fleet ratio of 14.6% (18.3% in 2023). More specifically, the Walk-to-Work ("W2W") market (Walk-to-Work fleet that includes CSOVs) reached 109 vessels with an order book of 56 (order book to fleet ratio 51.3%), and the CTV market reached 683 vessels with an order book of 110 (order book to fleet ratio of 16.1%).

2024 demand and supply
The offshore wind sector continued its robust growth in 2024, with global active capacity expanding by 9.0%, adding 6.5 gigawatt ("GW") to reach a total of 76.7GW. Notably, 39GW of the total active capacity is outside of China (2024 outside China growth of 4.7 GW). A further approximately 50GW was under construction, representing the largest total on record. This growth underlines the sector’s steady progress, now accounting for 0.4% of the global energy supply, up from 0.1% in 2014. The number of operational wind farms reached 333 globally, with 190 located outside China. The total number of turbines stands at 13,943, of which 7,269 are outside China. The internationalization of the industry is evident, with active projects spanning 20 countries, up from 13 countries in 2014.

Global investment in new offshore wind projects saw a mixed performance in 2024, with Capital Expenditure ("CAPEX") commitments falling by 35.0% from 2023 to $37.7 billion. Europe saw a sharper decline, with investments down 50.0% to $8.1 billion. Despite high costs, some inflationary pressures eased. The sector faced varied government and financial market support across different regions, emphasizing the importance of project economics. Enthusiasm for floating wind projects cooled.

The European 'wind' vessel market remained robust, particularly during the summer months. The European CSOV market was effectively fully utilized in the summer – further growing year-over-year. The overall CTV demand continues to rise year-over-year when looking at the monthly CTV activity. Charter rates for CTVs and CSOVs increased by approximately 10.0% and 17.0% year-over-year, respectively.

In addition, on numerous occasions this year, W2W owners walked away from W2W charters in the renewables space to seek traditional work scopes and ultimately chase the healthy rates and term contract deals in offshore oil and gas industry.

[1] Own data analysis basis Clarksons SIN/RIN, TGS 4C Offshore, CSO Shipbrokers

Port Vessels
Our other marine division encompasses two ferries, Hydroville and Hydrobingo, and a tugboat, Hydrotug. The Hydroville, built in 2017, and the Hydrobingo, built in 2021, are the world's first hydrogen powered ferries. The Hydroville is operating out of Europe and the Hydrobingo out of Japan (through the joint-venture JPNH2YDRO). They are both powered by dual fuel hydrogen-diesel high speed engines. The Hydrotug, built in 2022-2023, is the world's first hydrogen-powered tugboat. The ship is a tractor tug with a bollard pull of 65 tonnes and is operated by the Port of Antwerp-Bruges. In the first quarter of 2025, CMB.TECH ordered a newbuild hydrogen powered (dual fuel) multifunctional port utility vessel ("MPHUV") to be delivered by Neptune Construction shipyard.

Tugboats are crucial for port operations globally, aiding in ship maneuvering and cargo movement. Ports are increasingly adopting greener technologies to cut greenhouse gas emissions. The Hydrotug, the world's first dual fuel hydrogen-powered tugboat, sets a precedent for eco-friendly port operations. It highlights the viability of hydrogen as a clean energy source in the port environment and wider maritime sector. With increasing concerns about climate change, demand for dual fuel hydrogen tugboats is also growing worldwide. These vessels have the potential to revolutionize port operations, aligning with emission reduction goals and regulatory mandates.

II. CMB.TECH Industry division
The H2 Industry division develops, tests and implements hydrogen- and ammonia- powered combustion engines for various industries, including marine, trucking, ports, mining, rail and power generation. Our advanced technology is built on existing diesel engines which are converted into dual fuel with the support of the OEM. These new platforms provide flexibility and cost-effectiveness while being able to run on a zero-carbon fuel.

We offer high-speed engines for smaller-scale applications, medium-speed engines for marine and heavy-duty use, and low-speed engines for seagoing vessels. Unlike traditional fuel cell applications, our dual fuel technology provides a practical and versatile alternative, ideally suited for the demanding requirements of industrial settings.

Moreover, the rapid refueling capability of hydrogen gives our technology a key advantage over electric fast charging, which can be difficult to implement in remote locations or at the edges of the power grid, such as in ports. Beyond its dual fuel engine platform, H2 Industry has also developed several hydrogen subsystems, now available through partners who manage both distribution and aftermarket services. These include standardized H2 storage solutions, H2 bunkering technology and H2 control systems.

Leveraging our extensive experience in the maritime sector, CMB.TECH benefits from streamlined access to major ports worldwide, facilitating seamless integration and adoption of our innovative solutions. In our commitment to promoting the widespread implementation of dual fuel technology, CMB.TECH is establishing local dual fuel workshops in strategic locations. These workshops serve as central hubs for technical expertise and knowledge exchange, ensuring efficient maintenance and servicing of dual fuel equipment. Moreover, these workshops serve as pivotal drivers for the broader adoption of hydrogen-powered maritime vessels, including tugs, coasters and multi-functional port utility vessels. By forging synergies between our land-based industrial equipment and maritime solutions, CMB.TECH is at the forefront of sustainable innovation, reshaping the landscape of port operations for the future.

Dual fuel hydrogen-diesel trucks
Our dual fuel hydrogen-diesel trucks are engineered to provide seamless operation, even in scenarios where hydrogen (H2) availability is limited. In the event of hydrogen depletion or the absence of refueling stations, the truck seamlessly transitions to diesel mode, ensuring continuous functionality.

Dual fuel hydrogen-diesel cargo handlers
Our dual fuel hydrogen-diesel cargo handlers are designed to provide versatile and reliable performance across various port environments. Standardized to meet the operational demands of ports worldwide, these cargo handlers ensure seamless compatibility and functionality across different locations. Given that cargo handlers often cannot operate on public roads, our dual fuel technology ensures uninterrupted operation in the event of hydrogen refueling station maintenance. Currently, we are developing a range of equipment, including yard tractors, roro tractors and hybrid straddle carriers, all equipped with dual fuel technology. Additionally, plans for dual-fuel Rubber-Tyred Gantry ("RTG") and reach stacker projects are already underway.

Dual fuel hydrogen-diesel locomotives
In port areas and remote regions where full railway electrification is challenging, our dual fuel hydrogen-diesel locomotives provide a viable solution. Our combustion technology enables the repowering of existing locomotives by integrating zero-emission technology with minimal engineering modifications, ensuring both robustness and simplicity.
To demonstrate the potential for sustainable long-haul transport, we have acquired a diesel locomotive and are equipping it with a "V12 BeHydro" medium-speed engine, enabling dual fuel operation with green hydrogen. The compressed hydrogen storage system will be installed in a standardized 20-foot container, supplying the locomotive via a fuel tender.

Hydrogen-powered gensets (dual-fuel and monofuel)
Since 2018, we have deployed mono- and dual-fuel generator sets to power various events and have partnered with companies such as Europower Generators BV ("e-power") and DBR B.V. ("DBR") to package our engines into commercial applications. These gensets offer a versatile solution for providing clean and reliable power, with applications ranging from event power supply to alternative maritime power. Moreover, our feasibility studies have explored the potential of mobile power barges, offering flexible and clean power supply options for ships. Equipped with hydrogen gensets, these barges can serve as floating refueling stations and contribute to emissions reduction efforts both at sea and onshore.

Partnerships
We collaborate with a wide range of OEMS to develop our engines and applications, including the following:
–BeHydro is a 50/50 joint venture between CMB.TECH and Anglo Belgian Corporation NV, located in Ghent, Belgium. BeHydro builds dual fuel diesel-hydrogen and monofuel hydrogen engines for the marine, railway and power industries;
–JPNH2YDRO is a 50/50 joint venture between CMB.TECH, Kambara Kisen Co. Ltd. and Tsuneishi Facilities and Craft Co. Ltd. JPNH2YDRO develops hydrogen applications and produces hydrogen for the Japanese market;
–We collaborate with AB Volvo Penta for the development of hydrogen-powered solutions for land-based and maritime applications;
–we collaborate with MAN Truck & Bus SE for the development of high-speed dual fuel engines for both land-based and maritime applications;
–CMB.TECH and Ford Otosan have a partnership to convert Ford F-Max trucks to dual fuel hydrogen trucks;
–CMB.TECH and Winterthur Gas & Diesel Ltd. have a co-development agreement for large two stroke ammonia-fueled engines.

III. CMB.TECH H2 Infra division
In line with our commitment to sustainable energy solutions, the H2 Infra division of CMB.TECH is spearheading the Photovoltaic-to-Fuel ("PV2Fuel") project in Namibia. Leveraging the country's abundant solar resources, stable environment, and strategic location, this initiative aims to develop green hydrogen and ammonia production facilities. The project's first phase focuses on small-scale hydrogen and ammonia production, with plans for subsequent expansion to include ammonia storage and bunkering facilities. Anticipated milestones include operational readiness by mid-2025 for hydrogen production and refueling, with ammonia production targeted for completion by the end of 2026.

Phase 1: small-scale green H2/NH3 by Cleanergy Solutions Namibia
Phase 1 is performed by Cleanergy Solutions Namibia, a 49% joint venture with the Ohlthaver & List Group that develops hydrogen production projects in Namibia. The first phase of our project involves the establishment of a small-scale hydrogen and ammonia production facility at Farm 58 near the port of Walvis Bay (Namibia), accompanied by a hydrogen refueling station. The hydrogen production infrastructure will be realized first, including a 5 megawatt ("MW") solar park, a 5MW electrolyser and a 5.9MWh battery energy storage system. When this is fully operational, an additional 5MW electrolyser, 4 metric tons per day ammonia plant and solar park (8MWp) will be added to the site to produce ammonia. The total anticipated hydrogen production is estimated around 500 tons per year. The ammonia plant will have a design capacity of four tons per day. Our ambition with this phase is multi-faceted. We aim to establish and train a local Namibian team, gain valuable experience in navigating the country's regulatory and technological landscape, build trust with the government and local communities and demonstrate our capability to execute complex projects in Namibia.

Currently, the construction of the hydrogen production plant is almost finalized, which will be followed by the commissioning phase. The Front-End Engineering Design ("FEED") for ammonia production is ongoing and expected to be finalized by the second quarter of 2025. We anticipate the hydrogen production and refueling station to be operational by mid 2025, with ammonia production targeted for completion by the end of 2026. The total investment for this phase is estimated at $60 million.

Phase 2: NH3 storage and bunkering facility
In the second phase, we intend to establish an import/export ammonia terminal with bunkering facilities and a storage capacity of 55,000 tons. This terminal, integrated into the existing jetty operated by Namcor, will serve as a hub for ammonia bunkering and storage, aimed at kickstarting the usage of ammonia as a bunker fuel for shipping. Our goal is to create a unique gateway to clean-fuel customers, leveraging the cost-effective production of green ammonia. The FEED has been finalized, and a non-binding memorandum of understanding ("MOU") was signed with Namcor for the existing jetty. We anticipate operational readiness by 2028. The terminal will be located in the North Port of Walvis Bay, with an option agreement received from Namport for an area of 15 hectares. The estimated capital expenditure for this phase is $200 million.

Phase 3: PV2Fuel: NH3 production
In the third phase, we intend to embark on an ambitious effort to establish industrial-scale green ammonia production facilities. This phase includes the development of a 900 megawatt-peak ("MWp") solar park to power a 500MW electrolyser, with an anticipated annual production of 200,000 tons of ammonia as the initial building block. Once the design is validated and the first facility operates successfully, additional building blocks can be added, positioning Namibia as a leading hub for low-cost green ammonia production.

Our overarching goals include securing long-term availability of green ammonia at low cost, acquiring knowledge on green NH3 production costs for future off take agreements, and facilitating the upscaling of similar projects to support the global demand for clean fuels. The FEED engineering is ongoing and an ammonia licensor has been selected as ammonia licensor. Operational readiness for this phase is targeted for 2030. The estimated capital expenditure for this phase is $2.55 billion.

Once proven, the technology, business model and framework agreements with stakeholders will enable rapid scale-up. As CMB.TECH, we are well-positioned to support this upscaling effort based on our experience. The utilization rate of the electrolyser will play a crucial role in driving down the levelized cost of ammonia, with expectations of significant cost reductions in the near future. As production scales further, green ammonia is set to become cost-competitive with blue and grey ammonia, accelerating the global transition to sustainable energy solutions. With abundant sunlight throughout the year, vast areas of suitable land and a strategic proximity to a major harbor for export, Namibia is well-positioned to become a global leader in supplying energy-intensive industries with clean fuels.

Our Fleet
Set forth below is certain information regarding our fleet as of April 1, 2025.

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Daishan	VLCC	306,005	2007	Daewoo	Time Charter
Dalma	VLCC	306,543	2007	Daewoo	TI Pool
Hakata	VLCC	302,550	2010	Universal	TI Pool
Hakone	VLCC	302,624	2010	Universal	TI Pool
Hirado	VLCC	302,550	2011	Universal	TI Pool
Ilma	VLCC	314,000	2012	Hyundai	TI Pool
Ingrid	VLCC	314,000	2012	Hyundai	TI Pool
Iris	VLCC	314,000	2012	Hyundai	TI Pool
Hojo	VLCC	302,965	2013	JMU	TI Pool
Antigone	VLCC	299,421	2015	Hyundai	TI Pool
Dia	VLCC	299,999	2015	Daewoo	TI Pool
Aegean	VLCC	299,999	2016	Hyundai	TI Pool
Donoussa	VLCC	299,999	2016	Daewoo	Time Charter
TK300K-1	VLCC	319,000	2026	Qingdao Beihai
TK300K-2	VLCC	319,000	2026	Qingdao Beihai
TK300K-3	VLCC	319,000	2026	Qingdao Beihai
TK300K-4	VLCC	319,000	2027	Qingdao Beihai
TK300K-5	VLCC	319,000	2027	Qingdao Beihai
VLCC | Total dwt | #		5,559,655		18

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Sienna	Suezmax	150,205	2007	Universal	Spot
Cap Theodora	Suezmax	158,819	2008	Samsung	Spot
Fraternity	Suezmax	157,714	2009	Samsung	Time Charter
Sofia	Suezmax	165,000	2010	Hyundai	Spot
Stella	Suezmax	165,000	2011	Hyundai	Spot
Captain Michael	Suezmax	157,648	2012	Samsung	Spot
Maria	Suezmax	157,523	2012	Hyundai	Spot
Cap Corpus Christi	Suezmax	156,600	2018	Hyundai	Time Charter
Cap Pembroke	Suezmax	158,826	2018	Hyundai	Time Charter
Cap Port Arthur	Suezmax	156,600	2018	Hyundai	Time Charter
Cap Quebec	Suezmax	156,600	2018	Hyundai	Time Charter
Cedar	Suezmax	157,310	2022	Daehan	Spot
Cypres	Suezmax	157,310	2022	Daehan	Spot
Brest	Suezmax	156,851	2023	Hyundai	Spot
Brugge	Suezmax	156,851	2023	Hyundai	Spot
Bristol	Suezmax	156,851	2024	Hyundai	Spot
Helios	Suezmax	156,790	2024	DH Shipbuilding	Time Charter
Orion	Suezmax	156,790	2024	DH Shipbuilding	Spot
H5105	Suezmax	156,000	2026	DH Shipbuilding	Time Charter
H5106	Suezmax	156,000	2026	DH Shipbuilding	Time Charter
SUEZMAX | Total dwt | #		3,151,288		20

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
FSO Vessels
FSO Africa	FSO	432,023	2002	Daewoo	Service Contract
FSO Asia	FSO	432,023	2002	Daewoo	Service Contract
FSO | Total dwt | #		864,046		2

Vessel Name	Type	Gross Tons	Year Built	Shipyard (1)	Type of employment
Owned Vessel
Hydrotug	Tugboat	496	2022	Armon	Time Charter
TUGBOAT | Total dwt | #		496		1

Vessel Name	Type	Gross Tons	Year Built	Shipyard (1)	Type of employment
Owned Vessel
MPH2UV	MHUV 2010	150	2025	Neptune
MHUV 2010 | Total dwt | #		150		1

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Hydroville	Ferry	15	2017	BW Seacat	Demonstration vessel
Hydrobingo*	Ferry	19	2021	Tsuneishi	Commerial ferry
FERRY | Total dwt | #		34		2
* 50% owned vessel

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
552205	CSOV	2,000	2025	Damen	Short term Time Charter
552206	CSOV	2,000	2025	Damen	Spot
552207	CSOV	2,000	2025	Damen	Spot
552208	CSOV	2,000	2026	Damen	Spot
552209	CSOV	2,000	2026	Damen	Spot
552210	CSOV	2,000	2026	Damen	Spot
CSOV | Total dwt | #		12,000		6

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
CMA CGM Masai Mara	Container	75,830	2023	Yangfan	Time Charter
CMA CGM Zingaro	Container	75,830	2024	Yangfan	Time Charter
CMA CGM Etosha	Container	77,000	2024	Yangfan	Time Charter
CMA CGM Dolomites	Container	77,000	2024	Yangfan	Time Charter
Yara Eyde	Container	1400 TEU	2026	Yangfan	Time Charter
CONTAINER | Total dwt | #		305,660		5

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Bochem Houston	Chemical	26,000	2023	CMJL Dingheng	STJS
Bochem Rotterdam	Chemical	26,000	2023	CMJL Dingheng	STJS
Bochem Casablanca	Chemical	25,000	2024	CMJL Dingheng	Time Charter
Bochem Shanghai	Chemical	25,000	2024	CMJL Dingheng	Time Charter
Bochem New Orleans	Chemical	25,000	2024	CMJL Dingheng	Time Charter
Bochem Brisbane	Chemical	25,000	2024	CMJL Dingheng	Time Charter
CMYZ0121	Chemical	25,000	2025	CMJL Dingheng	Time Charter
CMYZ0122	Chemical	25,000	2026	CMJL Dingheng	Time Charter
CMYZ0189	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0190	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0191	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0192	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0193	Chemical	26,000	2029	CMJL Dingheng	Time Charter
CMYZ0194	Chemical	26,000	2029	CMJL Dingheng	Time Charter
CHEMICAL | Total dwt | #		354,000		14

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Product Tanker CMJL #1	Product Tanker	17,000	2026	CMJL Dingheng	Time Charter
Product Tanker CMJL #2	Product Tanker	17,000	2026	CMJL Dingheng	Time Charter
PRODUCT TANKER | Total dwt | #		34,000		2

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Mineral Belgie	Newcastlemax	210,204	2023	Qingdao Beihai	Spot
Mineral Nederland	Newcastlemax	210,204	2023	Qingdao Beihai	Spot
Mineral France	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Luxembourg	Newcastlemax	210,197	2024	Qingdao Beihai	Spot
Mineral Deutschland	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Italia	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Eire	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Espana	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Danmark	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Hellas	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Portugal	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
BC210K-43	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-44	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-45	Newcastlemax	210,000	2025	Qingdao Beihai
Mineral Osterreich	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
BC210K-49	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-50	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-51	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-52	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-53	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-46	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-54	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-55	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-56	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-63	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-64	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-79	Newcastlemax	210,000	2027	Qingdao Beihai
BC210K-80	Newcastlemax	210,000	2027	Qingdao Beihai
BULKER NEWCASTLEMAX | Total dwt | #		5,880,605		28

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment (2)
Owned Vessels (Golden Ocean)*
Golden Scape	Newcastlemax	211,112	2016	Bohai	Index linked time charter
Golden Swift	Newcastlemax	211,135	2016	Bohai	Index linked time charter
Golden Walcott	Newcastlemax	207,999	2017	Dalian	Time Charter
Golden Champion	Newcastlemax	208,391	2019	NTS	Spot
Golden Coral	Newcastlemax	208,400	2019	NTS	Spot
Golden Comfort	Newcastlemax	208,385	2020	NTS	Spot
Golden Competence	Newcastlemax	208,397	2020	NTS	Spot
Golden Confidence	Newcastlemax	208,399	2020	NTS	Spot
Golden Courage	Newcastlemax	208,395	2020	NTS	Spot
Golden Duke	Newcastlemax	207,999	2020	NTS	Time Charter
Golden Earl	Newcastlemax	207,999	2020	NTS	Time Charter
Golden Emerald	Newcastlemax	207,999	2020	NTS	Time Charter
Golden Saint	Newcastlemax	211,138	2020	Bohai	Spot
Golden Skies	Newcastlemax	210,896	2020	Bohai	Index linked time charter
Golden Spirit	Newcastlemax	210,866	2020	Bohai	Index linked time charter
Golden Aquamarine	Newcastlemax	207,999	2021	NTS	Time Charter
Golden Sapphire	Newcastlemax	207,999	2021	NTS	Time Charter
Golden Spray	Newcastlemax	210,667	2021	Bohai	Index linked time charter
BULKER NEWCASTLEMAX | Total dwt | #		3,764,175		18
* CMB.TECH NV acquired approximately 49.4% of Golden Ocean’s outstanding shares and votes (for more information, we refer to "ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS, B. Liquidity and capital resources, Recent developments").

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment (2)
Owned Vessels (Golden Ocean)*
Battersea	Capesize	169,391	2009	DH Shipbuilding	Spot
Belgravia	Capesize	169,931	2009	DH Shipbuilding	Spot
Golden Magnum	Capesize	179,788	2009	Daewoo	Spot
Golden Beijing	Capesize	175,820	2010	JHI	Spot

Golden Future	Capesize	175,861	2010	JHI	Spot
Golden Zhejiang	Capesize	175,837	2010	JHI	Spot
Golden Myrtalia	Capesize	177,979	2011	SWS	Index linked time charter
Golden Zhoushan	Capesize	175,853	2011	JHI	Spot
KSL China	Capesize	179,109	2013	Orient	Index linked time charter
Golden Anastasia	Capesize	179,189	2014	Sungdong SB	Spot
Golden Houston	Capesize	181,214	2014	Imabari	Spot
Golden Kaki	Capesize	180,600	2014	Imabari	Spot
KSL Salvador	Capesize	180,958	2014	SWS	Index linked time charter
KSL San Francisco	Capesize	181,066	2014	SWS	Index linked time charter
KSL Santiago	Capesize	181,020	2014	SWS	Spot
KSL Santos	Capesize	181,055	2014	SWS	Index linked time charter
KSL Sapporo	Capesize	180,960	2014	SWS	Index linked time charter
KSL Seattle	Capesize	181,015	2014	SWS	Index linked time charter
KSL Singapore	Capesize	181,062	2014	SWS	Index linked time charter
KSL Sydney	Capesize	181,009	2014	SWS	Index linked time charter
Golden Amreen	Capesize	179,337	2015	Sungdong SB	Spot
Golden Aso	Capesize	182,472	2015	JMU	Spot
Golden Finsbury	Capesize	182,481	2015	JMU	Spot
Golden Kathrine	Capesize	182,486	2015	JMU	Index linked time charter
KSL Sakura	Capesize	181,062	2015	SWS	Spot
KSL Seoul	Capesize	181,010	2015	SWS	Spot
KSL Seville	Capesize	181,003	2015	SWS	Spot
KSL Stockholm	Capesize	181,043	2015	SWS	Index linked time charter
Golden Barnet	Capesize	180,355	2016	DH Shipbuilding	Index linked time charter
Golden Behike	Capesize	180,491	2016	DH Shipbuilding	Index linked time charter
Golden Bexley	Capesize	180,229	2016	DH Shipbuilding	Index linked time charter
Golden Fulham	Capesize	182,610	2016	JMU	Index linked time charter
Golden Monterrey	Capesize	180,513	2016	DH Shipbuilding	Index linked time charter
Golden Nimbus	Capesize	180,503	2017	NTS	Index linked time charter
Golden Savannah	Capesize	181,044	2017	SWS	Spot

Golden Surabaya	Capesize	181,046	2017	SWS	Index linked time charter
Golden Arcus	Capesize	180,478	2018	NTS	Index linked time charter
Golden Calvus	Capesize	180,521	2018	NTS	Index linked time charter
Golden Cirrus	Capesize	180,487	2018	NTS	Spot
Golden Cumulus	Capesize	180,499	2018	NTS	Index linked time charter
Golden Incus	Capesize	180,512	2018	NTS	Index linked time charter
BULKER CAPESIZE | Total dwt | #		7,368,899		41
* CMB.TECH NV acquired approximately 49.4% of Golden Ocean’s outstanding shares and votes (for more information, we refer to "ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS, B. Liquidity and capital resources, Recent developments").

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment (2)
Owned Vessels (Golden Ocean)*
Golden Arion	Kamsarmax	82,188	2011	Tsuneishi	Spot
Golden Ioanari	Kamsarmax	81,827	2011	Hyundai	Spot
Golden Jake	Kamsarmax	82,188	2011	Tsuneishi	Spot
Golden Daisy	Kamsarmax	81,507	2012	SPP	Spot
Golden Ginger	Kamsarmax	81,487	2012	SPP	Spot
Golden Keen	Kamsarmax	81,586	2012	Hyundai	Spot
Golden Rose	Kamsarmax	81,585	2012	SPP	Spot
Golden Sue	Kamsarmax	84,943	2013	Sasebo	Time Charter
Golden Deb	Kamsarmax	84,970	2014	Sasebo	Time Charter
Golden Kennedy	Kamsarmax	84,978	2015	Sasebo	Spot
Golden Fellow	Kamsarmax	81,135	2020	Dalian	Spot
Golden Fortune	Kamsarmax	81,210	2020	Dalian	Spot
Golden Forward	Kamsarmax	81,130	2020	Dalian	Spot
Golden Friend	Kamsarmax	81,206	2020	Dalian	Spot
Golden Frost	Kamsarmax	80,558	2020	Dalian	Spot
Golden Fast	Kamsarmax	80,573	2021	Dalian	Spot
Golden Freeze	Kamsarmax	80,578	2021	Dalian	Spot
Golden Furious	Kamsarmax	80,595	2021	Dalian	Spot
Golden Grace	Kamsarmax	84,505	2023	Dalian	Spot
Golden Hope	Kamsarmax	84,986	2023	Dalian	Spot
Golden John	Kamsarmax	84,508	2023	Dalian	Spot
Golden Lion	Kamsarmax	84,967	2023	Dalian	Spot
Golden Soul	Kamsarmax	84,988	2023	Dalian	Spot
Golden Star	Kamsarmax	84,988	2023	Dalian	Spot
Golden Erling	Kamsarmax	84,520	2024	Dalian	Spot
Golden Faith	Kamsarmax	84,987	2024	Dalian	Spot
Golden Tide	Kamsarmax	84,996	2024	Dalian	Spot
Golden Wave	Kamsarmax	84,984	2024	Dalian	Spot
BULKER KAMSARMAX | Total dwt | #		2,322,673		28
* CMB.TECH NV acquired approximately 49.4% of Golden Ocean’s outstanding shares and votes (for more information, we refer to "ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS, B. Liquidity and capital resources, Recent developments").

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment (2)
Owned Vessels (Golden Ocean)*
Golden Brilliant	Panamax	74,500	2013	Pipavav	Index linked time charter
Golden Pearl	Panamax	74,300	2013	Pipavav	Spot
Golden Amber	Panamax	74,754	2017	Pipavav	Spot
Golden Opal	Panamax	74,232	2017	Pipavav	Spot
BULKER PANAMAX | Total dwt | #		297,786		4
* CMB.TECH NV acquired approximately 49.4% of Golden Ocean’s outstanding shares and votes (for more information, we refer to "ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS, B. Liquidity and capital resources, Recent developments").

Vessel Name	Type	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Windcat 1	CTV	2004	AF Theriault	To be advised
Windcat 2	CTV	2005	AF Theriault	Short term Time Charter
Windcat 3	CTV	2005	AF Theriault	Short term Time Charter
Windcat 4	CTV	2005	AF Theriault	To be advised
Windcat 10	CTV	2007	AF Theriault	Short term Time Charter
Windcat 7	CTV	2007	Island Boats Inc	Short term Time Charter
Windcat 11	CTV	2008	AF Theriault	Short term Time Charter
Windcat 16	CTV	2008	AF Theriault	Short term Time Charter
Windcat 19	CTV	2008	AF Theriault	Short term Time Charter
Windcat 14	CTV	2009	D&S Woudsend	Short term Time Charter
Windcat 15	CTV	2009	D&S Woudsend	Short term Time Charter
Windcat 17	CTV	2009	AF Theriault	Short term Time Charter
Windcat 18	CTV	2009	AF Theriault	Short term Time Charter
Windcat 20	CTV	2009	D&S Woudsend	To be advised
WC Dorothea	CTV	2010	South Boats	Long term Time Charter
Windcat 21	CTV	2010	AF Theriault	To be advised
Windcat 22	CTV	2010	D&S Woudsend	Long term Time Charter
Windcat 23	CTV	2010	AF Theriault	To be advised
Windcat 24	CTV	2010	D&S Woudsend	Short term Time Charter
Windcat 25	CTV	2010	D&S Woudsend	Short term Time Charter
Windcat 101	CTV	2011	Bloemsma van Bremen	Short term Time Charter
Windcat 26	CTV	2011	D&S Woudsend	Short term Time Charter
Windcat 27	CTV	2011	AF Theriault	To be advised

Vessel Name	Type	Year Built	Shipyard (1)	Type of employment
Windcat 29	CTV	2011	AF Theriault	Short term Time Charter
FRS Windcat 28*	CTV	2012	D&S Woudsend	Short term Time Charter
Windcat 30	CTV	2012	D&S Woudsend	Short term Time Charter
Windcat 31	CTV	2013	D&S Woudsend	Long term Time Charter
Windcat 32	CTV	2013	D&S Woudsend	Short term Time Charter
Windcat 33	CTV	2013	D&S Woudsend	Long term Time Charter
FRS Windcat 34*	CTV	2013	D&S Woudsend	Short term Time Charter
FRS Windcat 35*	CTV	2014	D&S Woudsend	Short term Time Charter
Windcat 36	CTV	2014	D&S Woudsend	Short term Time Charter
Windcat 37	CTV	2015	D&S Woudsend	Short term Time Charter
Windcat 38	CTV	2015	D&S Woudsend	Short term Time Charter
Windcat 39	CTV	2016	D&S Woudsend	Short term Time Charter
Windcat 40	CTV	2017	D&S Woudsend	Short term Time Charter
Windcat 41	CTV	2018	D&S Woudsend	Short term Time Charter
FRS Windcat 42*	CTV	2018	D&S Woudsend	Short term Time Charter
FRS Windcat 43*	CTV	2018	D&S Woudsend	Short term Time Charter
TSM Windcat 44*	CTV	2019	D&S Woudsend	Short term Time Charter
Windcat 45	CTV	2019	D&S Woudsend	Short term Time Charter
Windcat 46	CTV	2020	D&S Woudsend	Short term Time Charter
Windcat 47	CTV	2020	D&S Woudsend	Short term Time Charter
Hydrocat 48	CTV	2021	D&S Woudsend	Short term Time Charter
TSM Windcat 49*	CTV	2021	D&S Woudsend	To be advised
TSM Windcat 52*	CTV	2022	Neptune	To be advised
TSM Windcat 53*	CTV	2022	Neptune	Short term Time Charter
TSM Windcat 54*	CTV	2022	Neptune	To be advised
Windcat 50	CTV	2022	D&S Woudsend	Short term Time Charter
Windcat 51	CTV	2022	D&S Woudsend	Short term Time Charter
FRS Hydrocat 55*	CTV	2023	D&S Woudsend	Short term Time Charter
TSM Windcat 56*	CTV	2024	Neptune	Short term Time Charter
Windcat 57	CTV	2024	D&S Woudsend	Short term Time Charter
TSM Windcat 59*	CTV	2025	Neptune	Short term Time Charter

Vessel Name	Type	Year Built	Shipyard (1)	Type of employment
FRS Windcat 61*	CTV	2025	D&S Woudsend	To be advised
FRS Windcat 62*	CTV	2025	Neptune	To be advised
Windcat 63	CTV	2025	Neptune	To be advised
FRS Windcat 64*	CTV	2025	D&S Woudsend	To be advised
Hydrocat 58	CTV	2025	D&S Woudsend	Short term Time Charter
Hydrocat 60	CTV	2025	D&S Woudsend	Short term Time Charter
FRS Windcat 65*	CTV	2026	Neptune	To be advised
CTV | #			61
* 50% owned vessel

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
DQS-02	Coaster	5,000	2026	Dung Quat
DQS-04	Coaster	5,000	2026	Dung Quat
COASTER | Total dwt | #		10,000		2
(1)As used in this report, "Samsung" refers to Samsung Heavy Industries Co., Ltd, "Hyundai" refers to Hyundai Heavy Industries Co., Ltd., "Universal" refers to Universal Shipbuilding Corporation, "Hitachi" refers to Hitachi Zosen Corporation, "Daewoo" refers to Daewoo Shipbuilding and Marine Engineering S.A. (DSME), "JMU" refers to Japan Marine United Corp., Ariake Shipyard, Japan, "Dalian" refers to Dalian Shipbuilding Industry Co. Ltd., "STX" refers to STX Offshore and Shipbuilding Co. Ltd., and "Hanjin" refers to Hanjin Heavy Industry Co. Ltd., "NTS" refers to New Times Shipbuilding Co., Ltd., "Damen" refers to Damen Shipyards Hai Long Bay, "Yangfan" refers to Yanfan Group Co. Ltd., "D&S Woudsend" refers to Dok en Scheepsbouw Woudsend BV, "Qingdao Beihai" refers to CSSC Qingdao Beihai Shipbuilding Co., Ltd., "South Boats" refers to South Boats Special Projects Ltd., "Yara Int." refers to Yara International ASA, "Tsuneishi" refers to Tsuneishi Shipbuilding Co., Ltd., "DH Shipbuilding" refers to Daehan Shipbuilding Co., Ltd., "Armon" refers to , "BW Seacat" refers to Bennett-Worrallo SeaCat Ltd., "Neptune" refers to Neptune Shipyards B.V., "AF Theriault" refers to A.F. Theriault & Son Ltd., "Armon" refers to Astilleros Armon S.A., "CMJL Dingheng" refers to China Merchants Jinling Shipyard (Weihai) Co., Ltd., "Dung Quat" refers to Dung Quat Shipbuilding Industry Ltd, "Bohai" refers to Bohai Shipbuilding Heavy Industry Co. Ltd., "JHI" refers to Jinhai Heavy Industry Co. Ltd., "SWS" refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., "Orient" refers to Orient Shipyard Co.,Ltd., "Sungdon SB" refers to HSG Sungdong Shipbuilding Co. Ltd., "Imabari" refers to Imabari Shipbuilding Co., Ltd. "SPP" refers to SPP Shipbuilding Co., Ltd., "Sasebo" refers to Sasebo Heavy Industries Co., Ltd., "Pipavav" refers to Pipavav shipyard Ltd.

(2)Index linked time charter: in a time charter the rate is fixed, an Index-linked time charter has a variable rate that depends on an agreed index.

Employment of our fleet

Our crude oil tanker fleet is employed through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. Our dry-bulk fleet is employed under spot market voyage fixtures. The container fleet is operated under time charters. The chemical tanker fleet is a mixture of spot market voyage fixtures, including through the STJS Pool and time charters. The CTV fleet operates under a mixture of spot market voyage fixtures and time carter fixtures.

For 2025, we currently expect our fleet will have approximately 21,696 available days for hire, we expect 75.0% of our fleet to be available to be employed on the spot market, either directly or through the TI Pool/STJS Pool, and we expect 25.0% of our fleet to be available to be employed on TCs.

Spot market

A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in charter rates. As of April 1, 2025, we had employed 39 of our vessels in the spot market (23 Euronav, 12 Bocimar, two Bochem, two Other).

Tankers International Pool

We principally employ and commercially manage our VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels (the "Pool Participants"), to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. As of April 1, 2025, the TI Pool was comprised of 31 vessels, including 11 of our VLCCs.
By pooling our VLCCs with those of other shipowners, we are able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for its vessels, and (ii) the performance of the contracts of affreightment ("COAs"). Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent ("TCE"), revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the TI Pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools.
The structure of the TI Pool allows it to arrange for credit line financing. This credit line is used to fund the working capital in the ordinary course of TI Pool's business of operating a pool of tankers vessels, including but not limited to the purchase of bunker fuel, the payment of expenses relating to specific voyages and supplies of pool vessels, commissions payable on fixtures, port costs, expenses for hull and propeller cleaning, canal costs, insurance costs for the account of the pool, and insurance and fees payable for towage of vessels.
Tankers UK Agencies Limited ("TUKA"), of which we own 50% of the outstanding voting shares, is the manager of the TI Pool and is also responsible for the commercial management of the Pool Participants, including negotiating and entering into vessel employment agreements on behalf of the Pool Participants. Technical management of the pooled vessels is performed by each shipowner, who bears the operating costs for its vessels.
Stolt Tankers Pool

The STJS Pool, operates under four key principles: Trust, Transparency, Performance and Winning Together. The STJS Pool encompasses various sub-pools and includes five pool partners all committed to long-term collaboration. The STJS Pool's structure is designed for sustained partnerships rather than temporary vessel parking. The mission of Stolt Tankers and the STJS Pool is to “deliver good chemistry to our stakeholders and customers through collaboration for flexible and personalized solutions”.

The STJS Pool currently manages three primary sub-pools. The 25,000 dwt sub-pool includes 27 vessels. The other two sub-pools are the 33,000 dwt Pool and the +35,000 dwt Pool. All vessels within these pools are equipped with stainless steel tanks. Traditionally, 50-60% of available days are committed to COAs, which are generally renewed annually. On April 1 2025, the STJS Pool fleet comprised 81 vessels. Each vessel in the STJS Pool is allocated an earnings factor determined by several criteria, including dwt, Cubic capacity, number of segregations, speed and consumption, nitrogen capability, Propylene Oxide ("PO") capacity, age, heating temperature, and bow thruster capability.

Vessels join the STJS Pool under specific Entry Agreements, which reference the general STJS Pooling Agreement and a specific Charter Party. The performance of the STJS Pool manager, Stolt, is incentivized through a profit split mechanism calculated semi-annually, is awarded above a pre-agreed pool earnings level, in addition to the usual management fee and commission on revenue. Pool points are reviewed on an annual basis.

On April 1, 2025, we had two 25,000 dwt stainless steel chemical tankers employed in the STJS Pool.

Time charters

Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help CMB.TECH mitigate, in part, its exposure to the spot market, which tends to be volatile in nature. In the future, CMB.TECH may, when the cycle matures or otherwise opportunistically, employ more of its vessels under time charter contracts as the available rates for time charters improve. CMB.TECH may also enter into time charter contracts with profit-sharing arrangements, which it believes will enable CMB.TECH to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of April 1, 2025, CMB.TECH had employed eighty-eight of its vessels on fixed-rate time charters (12 Euronav, three Bocimar, fourteen Bochem, five Delphis, 53 Windcat, one Other). The eighty-eight fixed-rate time charters include both current and future time charter commitments, representing an overall contract backlog of $2.94 billion.

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

Technical and commercial management of our vessels

Technical
Crew and technical management for the majority of CMB.TECH's vessels is outsourced to independent third party ship managers; Anglo Eastern Ship Management, Fleet Ship Management and Northern Marine Ship Management. In house manager Euronav Shipmanagement Hellas has been sold to Anglo Eastern Shipmanagement on June 18, 2024 and as of this date the crude oil tanker fleet is managed by Anglo Eastern Shipmanagement Hellas. In-house technical and crew management services are provided for CMB.TECH's off shore FSO division through Euronav Ship Management SAS and for Windcat Work Boats, our off shore wind division. Both third party shipmanagement and in-house shipmanagement activities are overlooked by CMB.TECH's technical department, including the approval of operating expenses.
In addition to ship management activities, CMB.TECH's technical department also manages the newbuilding program of the group and is currently involved in ship design, contractual ship specification negotiations, plan approval, final makers selection and hazard operability and identification studies. We outsource site supervision during construction of the vessels to Anglo Eastern Technical Services.

Commercial
CMB.TECH's VLCCs are commercially and operationally managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, excluding voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During 2024, CMB.TECH paid an aggregate of $11.9 million for the commercial management of CMB.TECH's vessels operating in the TI Pool.
Two of CMB.TECH's 25,000 dwt chemical tankers are commercially and operationally managed by the STJS Pool.
The vessels in each of the Euronav (Suezmax and FSO), Bochem, Bocimar, Windcat and Delphis fleets are commercially managed by the CMB.TECH commercial department operating out of offices in Belgium, Netherlands and the U.K.

Competition

The shipping market is highly competitive, driven by a combination of low barriers to entry, cyclical demand, volatile freight rates and high operational costs. Competition arises primarily from other vessel owners and operators some of whom have substantially greater resources than we do. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Competition is also affected by the availability of other size vessels which compete in the sectors and trades in which we engage.

We currently operate all of our vessels in the spot market, either directly or through the TI Pool or STJS Pool, or on time charter or on service agreements for the FSOs.

For our vessels that operate in the TI Pool, TUKA, the TI Pool manager, is responsible for their commercial management, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. For our vessels that operate in the STJS Pool, Stolt Tankers, the STJS Pool manager, is responsible for their commercial management.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates.
The tanker market, particularly for VLCCs and Suezmax vessels, follows a seasonal pattern influenced by global oil demand, refinery cycles and geopolitical events. The first quarter of the year often experiences strong demand, driven by winter heating needs in the Northern Hemisphere and the peak of crude oil shipments to refineries preparing for high winter consumption. However, as winter ends, demand in the second quarter tends to be weaker due to refinery maintenance season, leading to lower crude oil imports and reduced tanker demand. In the third quarter, demand usually gradually recovers as refineries return to full operations and crude oil imports increase, especially in preparation for winter. The fourth quarter is typically the strongest period, as oil demand normally surges ahead of winter, driving high crude oil import volumes, particularly to Asia, Europe and the U.S. Additionally, weather-related disruptions such as hurricanes and rough seas can tighten vessel supply, further boosting freight rates. While this pattern of general seasonality holds, factors such as OPEC production decisions, geopolitical tensions and unexpected supply chain disruptions can significantly impact market dynamics.
The Newcastlemax/Capesize market follows a distinct seasonal pattern driven by global trade flows, weather conditions and industrial demand. The first quarter is typically the weakest, as Chinese New Year slows down industrial activity, while adverse weather conditions, such as cyclones in Australia and heavy rains in Brazil, disrupt iron ore exports. In the second quarter, the market usually begins to recover as Chinese steel production picks up and Brazilian iron ore exports resume post-weather disruptions. The third quarter usually sees further strengthening, fueled by increased iron ore restocking by Chinese mills and growing coal shipments to China and Europe ahead of winter. The fourth quarter is usually the strongest, with peak demand for iron ore and coal, particularly from China, leading to higher freight rates. This period often experiences supply constraints due to port congestion, unpredictable weather and strong commodity demand, pushing rates to their annual highs. While this seasonality remains a general trend, external factors such as economic cycles, geopolitical tensions and supply chain disruptions can influence market dynamics.
The chemical tanker market has a more subdued seasonal pattern influenced by production cycles, agricultural demand and weather-related disruptions. The first quarter is typically strong, as chemical producers and traders restock inventories after year-end holidays, and demand for methanol, ethanol and other industrial chemicals remains firm, particularly in Asia and the Americas. The second quarter often experiences a dip due to lower industrial activity in some regions and scheduled maintenance shutdowns at chemical plants and refineries, leading to reduced seaborne trade. The third quarter normally marks a gradual recovery, driven by rising demand for agricultural chemicals such as fertilizers and pesticides ahead of planting seasons, as well as increased shipments of oleochemicals and edible oils. The fourth quarter is usually the strongest, fueled by a surge in pre-winter demand for chemicals, increased biodiesel movements and higher industrial production ahead of year-end holidays. Additionally, weather-related disruptions, such as hurricanes in the Gulf of Mexico and typhoons in Asia, can tighten vessel availability and push freight rates higher. While these seasonal trends provide a general framework, factors such as petrochemical market fluctuations, regulatory changes and global economic conditions can significantly impact demand and freight rates in the chemical tanker sector.
The market for container vessels follows a seasonal pattern driven by global trade cycles, retail demand and manufacturing activity. The first quarter is generally weak, as containerized trade slows down following the holiday season and the Chinese New Year causes factory closures in China, reducing export volumes. The second quarter normally sees a gradual recovery, as manufacturing resumes in Asia, and retailers begin restocking ahead of the back-to-school and summer shopping seasons, leading to increased containerized shipments. The third quarter is typically the strongest, driven by peak season demand as retailers in North America and Europe import goods in preparation for the holiday shopping season, leading to high vessel utilization and rising freight rates. The fourth quarter usually starts off strong due to the last wave of holiday shipments but can weaken toward the end of the year as demand slows and supply chains wind down ahead of year-end holidays. Additionally, weather-related disruptions, such as typhoons in Asia or congestion at major ports, can impact vessel availability and rates. While this seasonality is a general trend, external factors such as economic conditions, port congestion, fuel costs and geopolitical events can significantly affect market dynamics for mid-sized container vessels.
The market for CTVs in Europe follows a seasonal pattern driven by offshore wind farm operations, weather conditions and maintenance schedules. The first quarter is typically challenging, as harsh winter weather, strong winds and rough sea conditions limit offshore wind farm construction and maintenance activities, reducing the demand for CTVs. However, some vessels remain active for essential maintenance and emergency repairs. The second quarter typically marks the start of the peak season, as weather conditions improve and offshore wind farm construction and maintenance work ramp up, leading to increased CTV utilization. The third quarter is usually the busiest period, with maximum offshore activity during the summer months, when calmer seas and longer daylight hours allow for extended work shifts, pushing up vessel demand and charter rates. The fourth quarter usually starts off strong but sees a gradual slowdown as autumn storms and worsening weather conditions reduce offshore accessibility, leading to fewer deployments of CTVs toward the end of the year. While this seasonal pattern remains consistent, factors such as government renewable energy policies, wind farm expansion projects and technological advancements in offshore access solutions can influence CTV market dynamics in Europe.

Environmental and other regulations in the shipping industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, as well as national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns as the basis for laws that have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with pertinent regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization
The IMO which is the United Nations' agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL", the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 ("LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO2020, took effect on January 1, 2020.

In 2013, the IMO's MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, ("CAS"). These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers ("ESP Code") which provides for enhanced inspection programs.

Air emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of "volatile organic compounds" from certain vessels and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls ("PCBs")) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

Sulfur content standards are even stricter within certain Emission Control Areas ("ECA"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% mass by mass. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and U.S. Caribbean Sea area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. The MEPC 81st session ("MEPC 81") in March 2024 approved the ECA in the Canadian Arctic Waters and in the Norwegian Sea (with an earliest entry-into-force date of the amendments of 1 March 2026). MEPC 82 adopted the resolution in October 2024.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (" Tier III NOx") standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of nitrogen oxide produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx standards in the future. At MEPC 70th session ("MEPC 70") and MEPC 71st session ("MEPC 71"), the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2023, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI's "phase 3" requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, LNG carriers and oil tankers.

Additionally, in 2022, MEPC 75 amended to Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (CII). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. The same year, MEPC 75 amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force in 2022, with the requirements for EEXI and CII certification that came into effect in 2023. Any vessels that do not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This requirement creates a vast array of implications for the tanker industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, however this would in turn limit vessel speed and with that supply of vessels.

MEPC 77 adopted a non-binding resolution which urges IMO member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments took effect on May 1, 2024.

In July, 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in fall 2024. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

While we have incurred increased costs to comply with these revised standards, such costs have not been material. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems thereby increasing our costs and could adversely affect our business, results of operations, cash flows and financial condition.

Safety management system requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency, training and drills. The Convention of Limitation of Liability for Maritime Claims ("LLMC"), sets limitations of liability for a loss of life or personal injury claim or a property claim against vessel owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical managers team have developed for compliance with the ISM Code.
The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by, each flag state, under the ISM Code. Our managers have obtained applicable documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). The IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Subsequent amendments reflect requirements of the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various International Organization for Standardization ("ISO") standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW"). Since February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water ("Polar Code"). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the USCG published guidance on addressing cyber risks in a vessel's safety management system. This guidance might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future cybersecurity regulations is hard to predict at this time.

SOLAS adopted new amendments that took effect on January 1, 2024. They include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System, (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. The only mandatory requirement is in connection with the safe design of mooring operations. The requirements will apply only to new cargo and passenger ships constructed on or after January 1, 2024. However, the maintenance and inspection requirements will be given retrospective application for all ships, and we must align our guidelines.

Pollution control and liability requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered into force in 2017. The BWM Convention requires vessels to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all vessels to carry a ballast water record book and an international ballast water management certificate.

In 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the IOPP renewal survey following entry into force of the convention.

The MEPC maintains guidelines for approval of ballast water management systems ("G8"). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Vessels over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates.Those standards have been in force since 2019, and for most vessels, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms.

Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 2024, all vessels have been required to meet the D-2 standard. Additionally, in 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In 2023, MEPC 80 announced a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which entered into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October, 2025. Pursuant to the ongoing review, in 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting, and the 2024 Guidance for Administrations on the type of approval process for ballast water management systems to support harmonized evaluation by Administrations.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000 (as amended, the "CLC"). Under the CLC, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity ("P&I") insurance for environmental incidents. Clubs in the International Group of P&I Clubs (the "International Group") issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC state issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage ("Bunker Convention") to impose strict liability on vessel owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of vessels over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in vessel's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Vessels are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑fouling requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships ("Anti‑fouling Convention"). The Anti‑fouling Convention, which took effect in 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate ("IAFS Certificate") is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.

In 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

We have obtained IAFS Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and EU ports, respectively. Each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA")

The U.S. Oil Pollution Act of 1990 ("OPA"), established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under the OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

–injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
–injury to, or economic losses resulting from, the destruction of real and personal property;
–loss of subsistence use of natural resources that are injured, destroyed or lost;
–net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
–lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

–net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. In 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective since March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (the previous limit was $2,300 per gross ton or $19,943,400). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE"), revised Production Safety Systems Rule ("PSSR"), modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in 2023, the BSEE released the Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.

In 2021, the Biden Administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a U.S. court. After being blocked by the courts, in 2023, the Biden Administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. In December 2024, the Biden Administration also gave approval for the sales of oil and gas leases in Alaska. On January 6, 2025, the Biden Administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. The Trump Administration indicated at the beginning of his administration it will attempt to revoke this ban and also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under the OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable U.S. state regulations in the ports where the Company's vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States environmental initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990, ("CA Act")) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CA Act also requires states to draft State Implementation Plans ("SIPs"), designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act ("CWA"), prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS rule and promulgated the Navigable Waters Protection Rule ("NWPR"), which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. In 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. In 2023, the United States Supreme Court ruled that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. In August 2023, the EPA and the Department of the Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the USCG to develop implementation, compliance and enforcement regulations within two years of EPA's promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date.

Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and USCG regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI"), or retention of a Permit Authorization and Record of Inspection ("PARI") form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, USCG and state regulations could require the installation of BWTS on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The Clean Shipping Act of 2023 ("HR 4024") has been referred to the House Committee on Energy and Commerce. The bill seeks to amend the Clean Air Act to establish standards to limit the carbon intensity standards for marine fuels that would become more stringent over time. The baseline is defined as the average carbon intensity of the fuel used by certain vessels and voyages. These requirements would be implemented through an EPA regulatory project with a final rule required by January 1, 2026. No additional action via the House Committee has been scheduled yet. In addition, the International Maritime Pollution Accountability Act ("S 1920") introduced on June 8, 2023 would impose a pollution fee of $150 per ton of carbon emissions from fuel used on the inbound transit of vessels calling at U.S. ports. Additional fees would apply for nitrogen oxide, sulphur dioxide and particulate matter. Revenues would be earmarked to modernize the U.S. Jones Act fleet and electrifying shipbuilding and other programs to reduce emissions from marine sources. This bill has been referred to the Senate Committee on Environment and Public Works.

The Ocean Shipping Reform Act of 2022 requires the Federal Maritime Commission to (1) investigate complaints about detention and demurrage charges (i.e., late fees) charged by common ocean carriers, (2) determine whether those charges are reasonable, and (3) order refunds for unreasonable charges. It also prohibits common ocean carriers, marine terminal operators or ocean transportation intermediaries from unreasonably refusing cargo space when available or resorting to other unfair or unjustly discriminatory methods.

European Union regulations

In 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually.

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel ("SOx-Emission Control Area"). EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

The Ship Recycling Regulation adopted in 2013 by the European Parliament and the Council of the EU aims to reduce the negative impacts linked to the recycling of ships flying the flag of EU member states. The regulation establishes requirements that ships and recycling facilities have to fulfill in order to make sure that ship recycling takes place in an environmental sound and safe manner, and it prohibits or restricts the installation and use of hazardous materials (like asbestos or ozone-depleting substances) on board ships.

The EU Ship Recycling Regulation, adopted in 2013, contains requirements for EU-flagged ships, of 500 gross tonnage and above, to carry an inventory of hazardous materials ("IHM"). In addition, ships calling at EU ports from non-EU countries will also be required to carry an IHM identifying all the hazardous materials on board. EU-flagged ships must also be scrapped in an EU approved ship recycling facility.

In 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market, or the EU ETS. This will require shipowners to buy permits to cover these emissions. In 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels are included in the scope of the EU ETS as from the outset. Starting in 2025, large offshore vessels of 5,000 gross tonnage and above will be subject to the Monitoring, Reporting and Verification ("MRV") regulation for CO2 emissions from maritime transport. These vessels will then be included in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, as of January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU's "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

FuelEU Maritime is a EU regulation aimed at reducing the carbon intensity of maritime fuels to support the EU's broader climate goals under the European Green Deal. It sets mandatory targets to progressively reduce the carbon emissions from fuels used by ships operating in European waters. The regulation focuses on incentivizing the use of low-carbon and alternative fuels like biofuels, hydrogen and ammonia, as well as promoting the development of clean technologies such as wind propulsion and batteries. FuelEU Maritime will apply to ships operating on intra-EU voyages or calling at EU ports and it includes requirements for monitoring, reporting and verification of fuel carbon intensity. The regulation came into force in 2025.

Greenhouse gas regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from vessels. The U.S. initially entered into the agreement, but on June 1, 2017, the former U.S. President Trump announced that the United States intended to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order on the Paris Agreement withdrawal thereby removing the United States from the Paris Agreement again.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from vessels was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from vessels. The initial strategy identifies "levels of ambition" to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the IMO member states agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen "levels of ambition". In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (spring 2025) for adoption in October 2025.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020. Starting in January 2018, large vessels over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its "Fit-for-55" legislation package. As part of this initiative, the EU's carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit GHG emissions from large stationary sources. However, in 2017, the Trump Administration issued an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden Administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in 2023. Such rules may be subject to revision or revocation following the change in the presidency beginning in 2025. The EPA or individual states could enact these or other environmental regulations that could affect our operations.

In 2021, the EPA proposed a rule under the CA Act designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. The EPA proposed a supplemental rule in 2022 to include additional methane reduction measures. In 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures, the amount of which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

International Labour Organization

The International Labour Organization ("ILO"), is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Vessel security regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and vessels against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC"), from a recognized security organization approved by the vessel's flag state.
Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example:
–on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
–on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
–the development of vessel security plans;
–ship identification number to be permanently marked on a vessel's hull;
–a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
–compliance with flag state security certification requirements.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably, off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel and other such acts and the corresponding or additional security measures needed, and the risk of the increased expenses of uninsured losses can significantly affect our business. Costs are incurred mainly due to taking additional security measures in accordance with Best Management Practices to Deter Piracy.

Inspection by classification societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies ("IACS"). The IACS has adopted harmonized Common Structural Rules ("IACS Rules"), which apply to oil tankers, among other vessels, constructed on or after July 1, 2015. The IACS Rules attempt to create a level of consistency within IACS. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

A vessel must undergo annual surveys, intermediate surveys, dry dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The operation of our vessels is affected by the requirements set forth in the IMO's ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an "extensive Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Currently, all of our vessels are ISM Code-certified, and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

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

Maintenance of the class of a vessel and regular and extraordinary surveys of hull and machinery (including the electrical plant and any special equipment classed) is required to be performed as follows:

–Annual surveys. For seagoing ships, annual surveys ("Annual Surveys") are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.
–Intermediate surveys. Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after the first class renewal survey, also known as a special periodical survey ("SPS") and subsequent SPSs. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the third SPS the following intermediate surveys ("Intermediate Surveys") are of the same scope as the previous SPS.
–Special periodical surveys (or class renewal surveys). Class renewal surveys are carried out for the ship's hull and machinery, including the electrical plant and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous SPS. At the SPS, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A SPS may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.

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

Most vessels are subject also to a minimum of two examinations of the outside of a vessel's bottom and related items during each five-year special survey period. Examinations of the outside of a vessel's bottom and related items is normally to be carried out with the vessel in drydock, but an alternative examination while the vessel is afloat by an approved underwater inspection may be acceptable. One such examination is to be carried out in conjunction with the Special Periodical Survey and in this case the vessel must be in drydock. For vessels older than 15 years (after the third Special Periodical Survey) the bottom survey must always be in the drydock. In all cases, the interval between any two such examinations is not to exceed 36 months.

In general, during the above surveys if any defects are found, the classification surveyor will require immediate repairs or issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the IACS. All our vessels are certified as being "in-class" by Lloyds Register or Det Norske Veritas who are both members of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of loss and liability insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to, amongst others, political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon vessel owners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the U.S. market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and machinery insurance

We procure hull and machinery insurance (both for hull and I.V.), protection and indemnity insurance, which includes cover for environmental damage and pollution insurance. We also procure war and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire for our tanker vessels and off shore craft which covers business interruptions that result in the loss of use of a vessel but we do have such coverage for our other vessel types.

Marine and war risks insurance

We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss. As of the date of this annual report, nil deductible applies under the war risks insurance. We have a separate worldwide cover for piracy incidents and related ransom claims.

Protection and indemnity insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations ("P&I Associations"), and covers our third-party liabilities in connection with our shipping activities. This coverage includes third-party liability and other related expenses of injury, sickness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations (clubs).

Our current protection and indemnity insurance coverage for pollution is US $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the clubs of the International Group (comprising of 12 individual P&I Associations) provides a mechanism for sharing all claims in excess of US $10 million up to, currently, approximately US $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Application of global environmental and other regulations

FuelEU Maritime sets a limit on the overall lifecycle GHG intensity of fuels used in 2020 as a reference and starts taking effect in 2025. It also introduces a mandate for using Onshore Power Supply for two ship types, i.e. passenger ships and container ships. The geographical scope covers energy used at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The proposed Regulation introduces a pooling mechanism for companies in order to meet the carbon intensity target as well as EU harmonized penalties for missing the targets. It also introduced an additional MRV system as well as a methodology of life cycle analysis of fuels. A key concern about these proposals is the complexity it would introduce for both users and suppliers of marine energy in order to prove and certify the full well to wake GHG lifecycle emissions of alternative non-fossil fuels. Certifying the real Well-to-Tank GHG emissions and the production pathway could be very complex, as it is quite likely that new alternative fuels similar to that of today's oil-based fuels – will be blends of components from different producers and production method.

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

We recognize the need to operate a safe, responsible and sustainable business built for the long term. We are committed to implementing ESG practices into our operational and strategic decision-making to be a leader in sustainable shipping. As such, we aim to exceed minimum compliance levels set forth in rules and regulations governing the maritime industry, including certain rules and regulations described below, if possible and appropriate for our business.

We believe that environmental actions, addressing climate change, and operating our business to the highest safety standards cannot be done without strong governance, which includes high ethical standards and oversight from a board and management. Environment and governance cannot do without the input of social or human capital. Sustainability at CMB.TECH goes beyond emissions, climate change and environmental pollution. It is also about delivering a caring, respectful and supportive environment to our employees, prioritizing safety at all levels of our business, and ensuring accountability on these objectives.

Our ESG performance

We are committed to ESG-related measurements and have been embracing ESG as a set of principles by which the Company wants to operate. We want to preserve not only the ocean, but also the environment and society in which we operate.

Our sustainability policy aligns with UN Sustainable Developments Goals ("SDGs") of a "shared blueprint for peace and prosperity for people and the planet, now and into the future". We are proud to be engaged with the SDGs and believe we currently can actively achieve ten of the 17 SDGs: Good Health and Well-being (SDG - 3), Gender Equality (SDG - 5), Clean Water and Sanitation (SDG - 6), Affordable and Clean Energy (SDG - 7), Decent Work and Economic Growth (SDG - 8), Industry, Innovation and Infrastructure (SDG - 9), Responsible Consumption and Production (SDG - 12), Climate Action (SDG - 13), Life Below Water (SDG - 14), and Partnerships for the Goals (SDG - 17).

In the first quarter of 2024, we started with a double materiality assessment as required by the EU Corporate Sustainability Reporting Directive. We have already established a strong governance framework to implement a decarbonization strategy, and our internal business platforms have demonstrated a strong and tested foundation to drive growth.

Environmental
We continuously challenge ourselves in a highly volatile environment. Moreover, we comply with all applicable environmental regulations and industry's best practices, and we strive to: map, measure, understand, disclose and mitigate our impact both on the ambient and marine environment.

–In 2024, CMB.TECH updated its sustainability strategy including short term, mid-term and long-term targets. Reconfirming our target to own and operate a low carbon emission capable fleet from 2050 – in order to support the 2023 IMO GHG strategy of reaching net-zero absolute GHG emissions by or around 2050.
–In 2024, CMB.TECH continued its strategy of recycling older tanker tonnage into a diversified fleet of modern dual fuel (ready) vessels. In addition, CMB.TECH has both dual fuel hydrogen and dual fuel ammonia vessels on order.
–Our sustainability strategy helps us to ensure that we achieve our 2030, 2040 and 2050 targets.
–We have established a dedicated fuel procurement and management team to ensure compliant VLSFO is managed effectively and complies with IMO regulations to reduce SOX emissions by 85%.
–We have an ongoing retrofitting program across our entire fleet to comply with the IMO's Ballast Water Management Convention, Carbon Intensity Index and EEDI requirements.
–We actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Global Maritime Forum and the Getting to Zero Coalition.
~~–~~We participate in two EU-funded projects structured to promote digital transformation and wind propulsion.

–We engaged with the Great Whale Conservancy and the Whales Guardian program to mitigate whale strikes in sensitive marine ecosystems. We instruct our crew members to follow specific navigation routes when entering whale habitats.
–In 2024, CMB.TECH decided to engage with one of the known classification societies which is providing consulting and engineering support to develop CMB.TECH's fleet transition plan. The outcome of that exercise is detailing the requirements for individual vessels to comply with CMB.TECH's 2050 NetZero ambition, IMO's intermediate check-points in 2030 and 2040, to be in compliance with the Poseidon Principles and to ensure annual CII level of A/B/C (on a consolidated basis per division). By defining both the operational measures, CaPex investment required, the impact on the OpEx and the additional FuelEx (i.e., biofuels, ammonia and hydrogen), CMB.TECH is now able to respond to the key questions "what measures do we need to invest in" and "how much is our decarbonization strategy expected to cost?".

Social
–We focus on continuously improving our operational excellence and social impact on health, safety and wellbeing of employees, both on shore and for the seafarers employed by our third party ship managers.
–We joined All Aboard Alliance, which is a platform for sharing knowledge and best practices regarding the promotion of equity, diversity and inclusiveness in the shipping sector.
–The health, safety and well-being of our employees on shore and of our seafarers employed by third party ship managers is our top priority. We are a signatory to the Neptune Declaration on Seafarer Wellbeing, which promotes the health and safety of seafarers.
–We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, gender or any other classification.
–We maintain high retention rates ashore and work to facilitate the professional development and career advancement of our people. In addition, we interact with the third party managers to ensure high retention rates amongst the seafarers.
–Nationality diversity is exemplified by 36 different nationalities at sea and 26 different nationalities on shore.
–Our community investment activities focus on, but are not limited to, supporting vulnerable groups and youth education.

Governance

–We endeavor to apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.
–We are is governed by a diverse and experienced Supervisory Board.
–CMB.TECH was the first shipping company to have a dedicated sustainability committee comprising Supervisory and Management Board members. The role of this Sustainability Committee is to oversee our management of and strategy toward sustainability and climate change.
–We approach each financing opportunity through a 'sustainable lens', together with its syndicate of partner banks that share the same values.
–We have a transparent Code of Business Conduct and Ethics, Anti-Corruption Policy and Whistleblower Protection Policy in place.
~~–~~We implement robust risk management and strong internal controls.

Our decarbonization strategy

We aim to lead the shipping industry's efforts to reduce greenhouse gas emissions and comply with any set of regulations that we are liable to either globally or regionally. We intend to lead by example through the engagement with coalitions and broader industry collaboration with participants that aim to decarbonize the industry. We are focused on reducing emissions progressively going forward with yearly milestone targets in the short term and strategic commitments in the long-term.

Key drivers of our decarbonization strategy include:

–continuing to lead by example by being transparent on reporting on our Scope 1, 2 and 3 GHG emissions;
–improving the energy efficiency of our existing fleet by applying innovative technologies and reducing fuel consumption;
–conducting analyses on the energy transition and potential fuel pathways to shipping decarbonization. We support the energy transition by participating in research and development for dual fuel hydrogen and dual fuel ammonia technologies for the maritime industry;
–activating operational measures where possible set forth by our people on board;
–developing partnerships and participating in cross-industry alliances which aim at shipping decarbonization;

–partnering with research and development EU zero-emission shipping alliances to support development of future research agendas in the decarbonization of the waterborne transport sector; and
–implementing a fleet rejuvenation policy;

Our ambition is to achieve decarbonization of shipping operations by 2050, with our target to own and operate a low carbon emission capable fleet from 2050 – in order to support the 2023 IMO GHG strategy of reaching net-zero absolute GHG emissions by that year. We aim to align with the IMO's emission reduction trajectories by 2030/2040/2050. We have and will continue to take various steps to reduce our carbon footprint and improve the environment, including, but not limited to, investments made to our fleet. Specifically, we have:

–divested of certain older, less fuel-efficient vessels and replaced them with modern, more fuel-efficient vessels with lower fuel consumption in order to reduce our fleet's GHG emissions;
–installed ballast water treatment systems on all our vessels in our current fleet;
–engaged in investments designed to improve operational performance and reduce emissions;
–actual newbuilding orders with dual fuel hydrogen and dual fuel ammonia engines installed at delivery. For example, the new building order of ten dual fuel ammonia Newcastlemax vessels (fitted at delivery);
–dual fuel hydrogen Hydrotug on the water, dual fuel hydrogen CTVs on the water, dual fuel hydrogen ferry's on the water;
–built operational prototypes of: dual fuel hydrogen-diesel trucks, dual fuel hydrogen-diesel cargo handlers, dual fuel hydrogen-diesel locomotives, hydrogen-powered gensets (dual fuel and monofuel);
–CMB.TECH has achieved a groundbreaking milestone with the construction of the world's first maritime and public H2 refueling station in Antwerp (Belgium) and Cleanergy, a joint-venture between CMB.TECH and Ohlthaver & List, is finalizing the construction of a small-scale green hydrogen and green ammonia production and refueling station in Walvis Bay.

Permits and authorizations

We are obligated to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. We have obtained all permits, licenses and certificates currently required to permit our vessels to operate.

Principal executive offices

Our principal executive Headquarters is located at De Gerlachekaai 20, 2000 Antwerp, Belgium. Our telephone number at that address is +32 3 247 44 11.

See section "Item 4 D. Property, Plants and Equipment" for a more detailed overview on our office and warehouse footprint.

Our website is https://cmb.tech. The information contained on our website does not form a part of this annual report.

C.          Organizational structure

We were incorporated under the laws of Belgium on June 26, 2003. We own our vessels either directly at the parent level or indirectly through our wholly-owned vessel owning subsidiaries.

Our subsidiaries are incorporated under the laws of Belgium, Cyprus, France, Guernsey, Hong Kong, Ireland, Liberia, Luxembourg, Marshall Islands, Namibia, Norway, the Netherlands, Singapore and England and Wales.
Please see Exhibit 8.1 to this annual report for a list of our subsidiaries and joint ventures as of December 31, 2024.

D.          Property, Plants and Equipment

For a description of our fleet, please see "Item 4. Information on the Company—B. Business Overview—Our Fleet."

CMB.TECH Group lease office and/or warehouse space, and have the following leases in place as of April 1, 2025:

Company	Type of Property	Address	City	Country	Annual rent (USD)
CMB.TECH NV	Belgica Building	De Gerlachekaai 20	Antwerp	Belgium	$386,031.00
Euronav Ship Management SAS	Offices	Quai Ernest Renaud 15	Nantes	France	$31,265.00
Euronav UK Agencies Ltd	Offices	10 Bressenden Place	London	United Kingdom	$76,642.00
CMB.TECH NV	Offices	Room 2503-05, 25/F, Harcourt house Gloucester Road Wanchai 39	Hong Kong	Hong Kong	$19,348.00
CMB.TECH Industry NV	Warehouse	Mexicostraat 9	Antwerp	Belgium	$32,663.00
CMB.TECH Industry NV	Warehouse	Benzineweg 1	Antwerp	Belgium	$71,173.00
H2Infra NV	Kaai 42A	Mexicostraat 11	Antwerp	Belgium	$28,146.00
Windcat Workboats International BV	Warehouse	Loggerstraat 25	Ijmuiden	Netherlands	$59,139.00
Windcat Workboats International BV	Offices	Trawlerkade 104/104A/106	Ijmuiden	Netherlands	$93,774.00
CMB.TECH Technology & Development Centre Ltd	Offices	Units A & B, Prospect Way Wash Road	Brentwood	United Kingdom	$149,161.00
Windcat Workboats Ltd	Warehouse	Unit 7, Quayside Business Centre School Road	Lowestoft	United Kingdom	$10,400.00
Windcat Workboats Ltd	Workshop	Lowestoft Haven Marina School Road	Lowestoft	United Kingdom	$54,338.00
Windcat Workboats Ltd	Offices	Old Court Buildings Whapload Road	Lowestoft	United Kingdom	$74,873.00
Windcat Workboats Ltd	Warehouse	Units 1-3, Lowestoft Enterprise Park School Road	Lowestoft	United Kingdom	$45,231.00
Windcat Workboats Ltd	Warehouse	Unit 16, Waveney Market West	Lowestoft	United Kingdom	$6,021.00

ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following management's discussion and analysis of the results of our operations and financial condition in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes, expectations, projections, intentions and beliefs about future events. Which are intended as "forward-looking statements." We caution that such assumptions, expectations, projections, intentions and beliefs about future events, which may and often do vary from actual results and the differences can be material. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information—D. Risk Factors" and elsewhere in this annual report.

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2023, compared to the year ended December 31, 2022" contained in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 11, 2024 and incorporated by reference herein.

Factors affecting our results of operations
The principal factors which have affected our results of operations and which we expect to affect our future results of operations and financial position include:
–the spot rate and time charter market;
–the number of vessels in our fleet;
–utilization rates on our vessels, including actual revenue days versus non-revenue ballast and off-hire days;
–our ability to maintain and grow our customer relationships;
–economic, financial, regulatory, political and government conditions that affect the supply and demand of commodities (amongst others: crude oil, iron ore, coal, bauxite, containerized goods, chemical goods) and the shipping industry;
–the earnings on our vessels;
–gains and losses from the sale of assets and amortization of deferred gains;
–vessel operating expenses, including in some cases, the fluctuating price of bunker expenses when our vessels operate in the spot or voyage market;
–impairment losses on vessels;
–administrative expenses;
–potential liabilities arising from pending or future claims;
–acts of piracy or terrorism;
–political developments including the current conflicts in Ukraine and the Middle east;
–depreciation, scrap value and the impact of steel prices;
–dry docking and special survey days, both expected and unexpected;
–our overall debt level and the interest expense and principal amortization;
–exchange rates;
–the European Ship Recycling regulation;
–IMO 2020: The MARPOL convention, Annex VI Prevention of Air Pollution from Ships which reduces the maximum amount of Sulfur that ships can emit into the air;
–the BWM Convention;
–embargoes on Russian oil;
–introduction of carbon emission tax regimes, such as the inclusion of shipping in the EU ETS;
–introduction of FuelEU Maritime regulation;
–acts of war disturbing normal business operations;
–weather conditions and natural disasters; and
–changes in tax regimes in certain jurisdictions.

Russian trade

The Russian invasion of Ukraine has had significant impact on the way oil trades around the world. Many nations have sanctioned Russian oil, which sanctions have become more formalized since the EU ban on Russian crude imports in December 2022. Crude oil that Russia previously sold to geographically close customers in Europe now trades in India, China and to a lesser extent Turkey, meaning Russia has felt very little impact on its crude exports to date, despite losing approximately 1.8 million barrels per day in the European export market.

The EU ban also prohibits shipowners with European linked insurance coverage to carry Russian oil. Recent sale and purchase activity suggests that a "dark fleet" has developed to cover Russian business and that the size of the fleet will be large enough to avoid vessels supply setbacks. It is expected that any vessel carrying Russian oil will act as a dedicated Russian vessel. Traders and oil majors are increasingly adding clauses to charter parties that forbids Russian oil in a vessel's cargo history. Owners that do engage in the trading of Russian oil are incentivized by higher freight rates. While the Russian oil is increasingly traded on dedicated ships, these ships will in effect exit the mainstream fleet. At the same time the trade routes into and out of Russian ports will disappear from the mainstream tanker business.

OFAC has implemented several sanctions targeting various entities and individuals. Most recently, on January 10, 2025, OFAC intensified sanctions against Russia's energy sector, designating major oil companies such as Gazprom Neft and Surgutneftegaz. The measures also affected over 180 vessels, numerous oil traders, service providers, insurance companies and key energy officials. These actions aim to constrain Russia's financial capabilities amid ongoing geopolitical tensions.

Red Sea conflict

Attacks by Houthi rebels targeting merchant ships transiting the Red Sea, which followed from the Middle East conflicts beginning in October 2023, have caused an increasing number of shipowners and charterers to avoid the Bab-el-Mandeb strait. The Bab-el-Mandeb Strait is a critical maritime chokepoint that connects the Red Sea to the Gulf of Aden and the Indian Ocean. It is vital for global shipping, particularly for energy trade (product trade, chemical trade) and commercial cargo (container trade, chemical trade). Over 50,000 ships pass through annually, carrying goods between Asia, Africa and Europe. It is critical for container shipping, with major companies relying on it for supply chains.

Since November 2023, Houthi forces have executed over 100 attacks on vessels in the Red Sea region, leading to a substantial decrease in maritime traffic through the Bab-el-Mandeb Strait. Reports indicate a drop of over 90% in vessel transits year-over-year. To mitigate risks, many shipping companies have opted to reroute vessels around the Cape of Good Hope, despite the longer journey adding approximately 15 days and increasing operational costs. This detour has resulted in a 134% increase in traffic around the Cape.

The Red Sea conflict has had the most effect on the container market. Given Red Sea transits account for over 20% of container ship trade patterns under normal conditions, this has had the effect of removing over 12% of fleet capacity. For the dry bulk and crude oil tanker market, the effect is limited to 1-4% impact on utilization levels.

In early 2025, the Houthis announced a limitation of their attacks to vessels linked to Israel, following a Gaza ceasefire. This development led to cautious optimism within the shipping industry. Despite these positive signs, oil executives and shipping companies remain vigilant.

Impact of inflation and interest rates risk on our business

Inflation in the United States of America, Eurozone and other countries continue to impact our business, including ongoing global price pressures in the wake of the war in Ukraine and the Israeli-Palestinian conflict, driving up energy prices and commodity prices, which continue to affect our operating expenses. Interest rates had increased rapidly in 2022 and 2023 as central banks in developed countries elevated interest rates in an effort to subdue inflation.

By the second half of 2024, several central banks have shifted from tighter monetary policies to more accommodative stances, reflecting changes in economic conditions and inflation outlooks. The European Central Bank ("ECB") initiated a series of rate cuts in June 2024, reducing its key interest rates by 25 basis points in June, September, October and December. By December 2024, the deposit facility rate was lowered to 3.00%. The U.S. federal reserve bank held the U.S. federal funds rate steady at a target range of 5.25% to 5.50% during its May 2024 meeting. Later in the year, on September 18, 2024, the U.S. federal reserve bank reduced the rate by 50 basis points to a target range of 4.75% to 5.00%, marking the first rate cut in over four years.

The eventual implications of changing monetary policy and potentially changing long-term interest rates may impact the cost of capital for our business.

Material accounting policies

We prepare our consolidated financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which requires us to make estimates in the application of accounting policies based on the best assumptions, judgments and opinions of management.

The following is a discussion of our accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our material accounting policies, please see "Note 1—Material Accounting Policies "to our consolidated financial statements" included herein.

Revenue recognition

We generate a large part of our revenue from voyage charters, including vessels in pools that predominantly perform voyage charters. Under IFRS 15, revenue from contracts with customers, voyage revenue is recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met:

–the costs relate directly to the contract;
–the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future; and
–the costs are expected to be recovered.

Capitalized voyage expenses are amortized ratably between load port and discharge port.

Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. Our Management Board will, however, analyze each contract before deciding on its accounting treatment between operating lease and finance lease. We do not recognize time charter revenues during periods that vessels are off-hire.

For our vessels operating in pools, revenues and voyage expenses are pooled and allocated to the relevant pool's participants on a TCE basis in accordance with an agreed formula. The formulas in the relevant pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants' vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. We are obligated to provide vessel services to the relevant pool for a specified period, which obligation we fulfil by allocating participation days based on the contractual terms.

Through pooling mechanisms, we receive a weighted, average allocation, based on the total spot results earned by the total of pooled vessels, whereas results from direct spot employment are earned and allocated on a one-on-one basis to the individual vessel and thus owner of the according vessel.

Vessel useful lives and residual values

The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased plus any additional capital expenditures less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 30 years was used and for CTVs 15 years. Following the signing of an extension of the contract with North Oil Company until 2032, the end of the useful economic life was set equal to the contract end date or approximately 30 years since build date. Newbuildings are depreciated from delivery from the construction yard.

If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.

The Company reviewed the residual value of its vessels, an accounting estimate, in accordance with the accounting policy. This resulted in a revised residual value impacting the financial statements as of 2024, see Note 1. The Company considered its continued focus on sustainability, recent trends of the steel industry and the direction of the industry moving forward. Specifically, the Company considered the steel industry's commitment to be carbon neutral in 2050 and the impact of this commitment on scrap steel.

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

The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialized yards is challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. As a result, we have has changed our residual value estimate of vessels from nil to a residual value equal to the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton less supplemental costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments. We estimate scrap value per ton by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually.

Vessel impairment

The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. We define our Cash Generating Unit ("CGU") as a single vessel, unless such vessel is operated in a pool, in that case such vessel, together with the other vessels in such pool, are collectively treated as a CGU. We revise the carrying amounts of our CGUs at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We recognize an impairment loss in our income statement whenever the carrying amount of an asset or CGU exceeds its recoverable amount.

Vessels

We review following internal and external indicators to assess whether vessels might be impaired:

–the obsolescence or physical damage of an asset;
–significant changes in the extent or manner in which an asset is (or is expected to be) used that have (or will have) an adverse effect on the entity;
–a plan to dispose of an asset before the previously expected date of disposal;
–indications that the financial, operational or environmental performance of an asset is, or will be, worse than expected;
–cash flows for acquiring the asset, operating or maintaining it that are significantly higher than originally budgeted;
–net cash flows or operating profits that are lower than originally budgeted;
–net cash outflows or operating losses;
–market capitalization significantly below net asset value;
–a significant and unexpected decline in market value;
–significant adverse effects in the technological, market, economic, legal and regulatory environment including, but not limited to, vessel and crude oil supply and demand trends; and
–increases in market interest rates.

When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, we perform an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost of disposal. For assessing value in use and the assumptions used, we refer to the section "Calculation of recoverable amount" further down in the document.

Although we believe that our process to determine the assumptions used to evaluate the carrying amount of the assets, when required, are reasonable and appropriate, such assumptions are subject to judgment. We are continuously assessing the resilience of its projections to the business cycles that can be observed in the vessels market, and we have concluded that a business cycle approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including our expectation of the completion of the current cycle, we are better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. We forecast the current cycle based on our judgment, analyst reports and past experience. We use long term charter rates in the calculation when available.

We performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary and determined that there were no indications that any of our vessels might be impaired as of December 31, 2024.

Calculation of recoverable amount

The recoverable amount of an asset or CGU is the greater of its fair value less cost of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows, which are based on current market conditions, historical trends as well as future expectations, are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or CGU.

The carrying values of our vessels or our FSOs may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The value of an FSO is highly dependent on the value of the service contract under which the unit is employed.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations. We use a business cycle approach to forecast expected TCE rates. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgment, analyst reports and past experience.

The Weighted Average Cost of Capital ("WACC") used to calculate the value-in-use of our assets is derived from our actual cost of debt and the cost of equity is calculated by using the beta as calculated by an external party with the country premium and market risk of our direct competitors, which we believe reflects the appropriate cost of equity.

Estimated outflows for operating expenses and dry docking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved over the last 5 years, the vessels useful lifetime and estimates of residual values consistent with our depreciation policy.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include:

–loss or reduction in business from significant customers;
–unanticipated changes in demand for transportation of crude oil and petroleum products;
–changes in production of or demand for oil and petroleum products, generally or in particular regions;
–greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recycling;
–changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries; and
–EEXI and CII requirements.

Although we believe that the assumptions that we use to evaluate potential impairment are reasonable and appropriate at the time we make them, such assumptions are highly subjective and likely to change, possibly materially, in the future.

Our fleet—Vessel carrying values

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines prior to 2018 in many vessel classes and a recovery since then. As a result, the charter-free market value, or basic market value, of some of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment indicator analysis and if applicable, the impairment analysis discussed above, we concluded that for the years ended December 31, 2024 and 2023, no impairment was required in the Marine division.

The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2024 and December 31, 2023. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Material Accounting Policies—Vessel Impairment".

We believe that the future discounted cash flows, expected to be earned over the estimated remaining useful lifetime for those vessels that have experienced declines in market values below their carrying values, would exceed such vessels' carrying values (for vessels or for the CGU as appropriate and defined in the Material Accounting Policies- Vessel Impairment). For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel, if an agreement has been reached for such a sale, or an estimate of basic market value if an agreement for sale has not been reached as of the date of this annual report.

As a result of the acquisition of CMB.TECH Enterprises as per February 2024, the composition of the CMB.TECH fleet underwent a significant transformation, aligning with the Company's strategic focus on diversification, decarbonization, and accelerated optimization. This diversification introduced a broader range of seagoing vessels within the Marine division, including crude oil tankers, dry bulk vessels, container ships, chemical tankers, CTVs, and other vessels not classified within these categories. The total number of vessels across these types as of December 31, 2024, is presented in the table below.

			(In thousands of USD)
Vessel Type	Numbers of Vessels at December 31, 2024	Numbers of Vessels at December 31, 2023	Carrying Value at December 31, 2024	Carrying Value at December 31, 2023
Tankers	31	39	1,456,325	1,629,570
Dry bulk vessels	10	—	648,600	—
Container vessels	4	—	220,935	—
Chemical tankers	6	—	244,259	—
CTVs	40	—	43,784	—
Other	2	—	3,582	—
Vessels held for sale	5	14	165,583	870,844
Total	98	53	2,783,068	2,500,414
(1)As per December 31, 2024, there were no owned tanker vessels (December 31, 2023: zero) that had a carrying value which exceeded the individual market value.

(2)As per December 31, 2024, no owned dry bulk vessels had carrying values which exceeded their individual market values.
(3)As per December 31, 2024, no owned container vessels had carrying values which exceeded their individual market values.
(4)As per December 31, 2024, no owned chemical tanker vessels had carrying values which exceeded their individual market values.
(5)As per December 31, 2024, four owned crew transfer vessels had carrying values which exceeded their individual market values by approximately $748 thousand.
(6)As per December 31, 2024, no owned other vessels had carrying values which exceeded their individual market values.
The table above only takes into account the fleet that is 100% owned by CMB.TECH and does not take into account the vessels under construction.

Vessels held for sale

We classify vessels whose carrying values are expected to be recovered primarily through sale rather than through continuing use as held for sale. This is the case when the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such vessels and its sale is highly probable (when it is significantly more likely than merely probable).

Immediately before classification as held for sale, we remeasure the vessels in accordance with our accounting policies. Thereafter, we measure the vessels at the lower of their carrying amount and fair value less cost of disposal. We recognize no impairment losses on the vessels held for sale.

We recognize impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement in profit or loss. We do not recognize gains are in excess of any cumulative impairment loss. We do not depreciate vessels classified as held for sale.

On May 21, 2024, the Company sold the VLCC Alsace (2012 - 320,350 dwt) for $96.9 million. We accounted for it as a non-current asset held for sale as at December 31, 2024, and it has a carrying value of $69.4 million. We recognized the net gain on the vessel amounts of $27.5 million and upon delivery to her new owners on January 14, 2025.
On June 27, 2024, we formally decided to commit to a plan to sell VLCC vessels Hakata (2010 - 302,550 dwt) and Ingrid (2012 - 314,000 dwt). We initiated an active program to locate a buyer and complete the sale and we actively market the vessels for sale in line with their fair values. We expect the sale to be completed within a year from the decision, and, in line with IFRS 5, we qualified and classified the assets as non-current assets held for sale for a total combined book value of $81.7 million as of December 31, 2024.

On December 31, 2024, we sold the Suezmax Cap Lara (2007, 158,826 dwt) for $33.2 million. We accounted for the vessel as a non-current asset held for sale as at December 31, 2024, and has a carrying value of $14.4 million. The sale generated a capital gain of $18.8 million, and we recognized it upon delivery to the new owner on February 28, 2025.

The Windcat 6 has been sold, after 18 years of service on December 18, 2024 for an amount of $275 thousand. We accounted for the CTV as a non-current asset held for sale as of December 31, 2024, and it has a carrying value of $48 thousand. The sale generated a capital gain $227 thousand, and we will recognize it upon delivery to the new owner.

Fleet Development
The following table summarizes the development of our fleet as of the dates presented below:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
TANKER (VLCC + SUEZMAX)
At start of period	52	62	70.5
Acquisitions	3	5	4
Dispositions	-22	-13	-12.5
Chartered-in	0	-2	0
At end of period	33	52	62
Newbuildings on order	7	5	8
FSO
At start of period	2	2	1
Acquisitions	0	0	1
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	2	2	2
Newbuildings on order	0	0	0
TUGBOAT
At start of period	0	0	0
Acquisitions	0	0	0
Business combination²	1	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	1	0	0
Newbuildings on order	0	0	0
MHUV 2010
At start of period	0	0	0
Acquisitions	0	0	0
Business combination²	0	0	0
Dispositions	0	0	0
Chartered-in	0	0	0

At end of period	0	0	0
Newbuildings on order	1	0	0
FERRY[1]
At start of period	0	0	0
Acquisitions	0	0	0
Business combination²	1.5	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	1.5	0	0
Newbuildings on order	0	0	0
CSOV
At start of period	0	0	0
Acquisitions	0	0	0
Business combination²	0	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	0	0	0
Newbuildings on order	6	0	0
CONTAINER
At start of period	0	0	0
Acquisitions	3	0	0
Business combination²	2	0	0
Dispositions	-1	0	0
Chartered-in	0	0	0
At end of period	4	0	0
Newbuildings on order	1	0	0
CHEMICAL
At start of period	0	0	0
Acquisitions	4	0	0
Business combination²	2	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	6	0	0
Newbuildings on order	2	0	0
PRODUCT TANKER
At start of period	0	0	0
Acquisitions	0	0	0
Business combination²	0	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	0	0	0
Newbuildings on order	2	0	0
DRY BULK
At start of period	0	0	0
Acquisitions	7	0	0
Business combination²	3	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	10	0	0
Newbuildings on order	18	0	0
CTV[1]
At start of period	0	0	0

Acquisitions	1	0	0
Business combination²	46	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	47	0	0
Newbuildings on order	5.5	0	0
COASTER
At start of period	0	0	0
Acquisitions	0	0	0
Business combination²	0	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	0	0	0
Newbuildings on order	2	0	0
TOTAL FLEET
At start of period	54	64	71.5
Acquisitions	18	5	5
Business combination²	55.5	0	0
Dispositions	-23	-13	-12.5
Chartered-in	0	-2	0
At end of period	104.5	54	64
Newbuildings on order	43.5	5	8
1 This table includes the vessels that we owned through joint venture entities as per December 31, 2024, which we recognized in our income statement using the equity method, valued at our respective share of economic interest. Furthermore, the table also includes charter-in agreements.
² Business combination means the amount of vessels that are acquired at the moment of takeover CMB.TECH ENTERPRISES NV, that time CMB.TECH NV, by CMB.TECH NV, at that time Euronav NV"
Vessel acquisitions and charter-in agreements

On February, 10, 2021, we entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts. Constructed at the Daehan Shipyard in South Korea, we acquired these modern vessels for a total price of $113.0 million. Both vessels were delivered in 2022. The vessels were the latest generation of Suezmax Eco-type tankers. They have been fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment systems. The vessels have the structural notation to be LNG Ready. CMB.TECH is working closely with the shipyard to also have the structural notation to be ammonia ready. This provides the option to switch to other fuels at a later stage.

On April 22, 2021, we announced that we had entered into an agreement with the Hyundai Samho yard for two VLCC newbuilding contracts. In addition to being significantly more fuel efficient compared to the vessels they replaced, the newbuildings were also fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment Systems. We took delivery of the first two VLCCs, Cassius (2023 - 299,158 dwt) and Camus (2023 - 299,158 dwt) in the first quarter of 2023. The third VLCC, Clovis (2023 - 299,158 dwt), was delivered on May 30, 2023.

In July 2021, we announced that we entered into newbuilding contracts for three Suezmaxes. The three firm Suezmaxes were contracted for a total cost of $199.2 million ($66.4 million each). The first vessel, Brugge (2023 - 156,851 dwt) was delivered on July 7, 2023. The Suezmax Brest (2023 - 156,851 dwt) was delivered on October 26, 2023. On February 6, 2024, we took delivery of the third newbuild Suezmax Bristol (2024 - 156,851 dwt).

On January 7, 2022, we took delivery of the Suezmax Cedar (2022 - 157,310 dwt) and on January 20, 2022, we took delivery of the Suezmax Cypress (2022 - 157,310 dwt) for an aggregate amount of $118.0 million. Both vessels were constructed at Daehan Shipbuilding in South Korea.

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

On June 7, 2022, we announced that we acquired the remaining 50% in TI Asia and TI Africa, and became the full owner of the FSO platform, which was previously held in a 50-50 joint venture with International Seaways, Inc.

On October 24, 2022, we announced that we entered into an agreement with Daehan Shipbuilding Co. Ltd. for two Suezmax newbuilding contracts. The vessels are sister ships to Cedar (2022 -157,310 dwt) and Cypress (2022 – 157,310 dwt), built at the same yard. Both vessels were delivered in the third quarter of 2024.

On January 11, 2023, we took delivery of the VLCC Cassius (2023 - 299,158 dwt) and on February 28, 2023, we took delivery of the VLCC Camus (2023 - 299,158 dwt), both constructed at Hyundai Samho Heavy Industries in South Korea.
On December 24, 2019, we entered into a sale and leaseback agreement for the VLCC Nautica (2008 - 307,284 dwt) with Taiping and Sinopec TJ4 Shipping Leasing Co. We have leased back the vessel under a bareboat contract. At the end of the bareboat contract, on April 3, 2023, we purchased the vessel and it was delivered to Euronav Luxembourg.

On May 30, 2023, we took delivery of the VLCC Clovis (2023 - 299,158 dwt) and on July 11, 2023, we took delivery of the VLCC Brugge (2023 - 299,158 dwt) both constructed at Hyundai Samho Heavy Industries (HSHI) in South Korea.

On August 16, 2023, we announced the purchase of one VLCC newbuilding including the option for a second VLCC new build to be lifted in the coming two months. The purchase has cost $112.2 million with highly favourable payment terms and schedule. We expect the vessel to be delivered in the third quarter of 2026.

On September 7, 2023, we announced we concluded a two-year time charter with a blue chip partner for the VLCC Donoussa (2016 – 299.999 dwt). This contract started immediately and will generate approximately $24 million in cash over the duration of the contract.

On December 30, 2019, we entered into a sale and saleback agreement for the VLCC Nectar (2008 - 307,284 dwt) with Taiping & Sinopec Financial Leasing Ltd Co. We leased back the vessel under a bareboat contract. At the end of the bareboat contract, on September 27, 2023, we purchased the vessel and delivered it to Euronav Luxembourg.

On October 12, 2023, we announced we exercised the option for a second VLCC newbuild. The purchase has cost $112.2 million with highly favorable payment terms and schedule. We expect the the vessel to be delivered in the third quarter of 2026.

On October 26, 2023, the Company also took delivery of the Suezmax Brest (2023 - 156,851 dwt).

On December 7, 2023, we announced we exercised the option for one additional VLCC at Qingdao Beihai (China) and ordered two Suezmaxes at Daehan Shipbuilding (South Korea). The vessel is expected to be delivered in the fourth quarter of 2026 and have ammonia ready engines. Furthermore, CMB.TECH has concluded two newbuilding ice classed Suezmax orders at Daehan Shipbuilding. These two new ships have been long term time chartered to Valero. Delivery of these vessels is expected in April/May 2026 when each of the time charter contracts will begin.

On February 6, 2024, the Company took delivery of the Suezmax Bristol (2024 – 156,851 dwt).

On February 12, 2024, the Company announced a partnership with Yara Clean Ammonia, North Sea Container Line and Yara International, for the commissioning of the world's first ammonia-powered container ship, Yara Eyde. This pioneering vessel, constructed at Qingdao Yangfan Shipbuilding, marks a significant milestone in decarbonizing shipping, operating on clean ammonia between Norway and Germany. Owned by Delphis, a division of CMB.TECH, and operated by NCL Oslofjord AS, this collaboration sets a new standard for sustainable maritime transport.

On February 26, 2024, we announced we entered into an agreement with China Merchants Jinling Shipyard (Yangzhou) Dingheng Co. for two product tanker newbuilding contracts. We expect the vessels will be delivered in the fourth quarter of 2026 and have been chartered to a strong counterparty for 10 years upon delivery from the shipyard.

On March 19 2024, the Company took delivery of the fourth super-eco Newcastlemax Mineral France (2024 – 210,000 dwt).

On March 20, 2024, the Company concluded an order for two Newcastlemaxes and one additional VLCC at Qingdao Beihai Shipyard (China). We expect the vessels will be delivered in the first and second quarter of 2027. The Company at that time had five VLCCs and still twenty-four Newcastlemaxes on order at Qingdao Beihai Shipyard.

On April 4, 2024, the Company announced two newbuilding ice classed Suezmax orders at Daehan Shipbuilding have been long term time chartered to Valero. Delivery of these vessels is expected in April and May of 2026 when each of the time charter contracts will begin.

On April 12, 2024, the Company took delivery of the chemical tanker Bochem Casablanca (2024 - 25,000 dwt).

On May 13, 2024, the Company took delivery of the container vessel CMA CGM Baikal. We subsequently sold this vessel and booked a capital gain of $15.6 million in the second quarter of 2024.

On May 23, 2024, CMB.TECH and Damen signed a collaboration agreement for four hydrogen-powered tugboats. Built by Damen, these vessels use our innovative dual fuel hydrogen technology which will significantly reduce emissions.

On May 24, 2024, the Company took delivery of the Windcat 57, the first CTV of the new hydrogen-powered MK5 series. The unit is deployed in Scotland.

On June 10, 2024, the Company announced the order of two newbuild CTVs for FRS Windcat Polska, together with Gdansk based shipyard ALU International. The contract includes the option to order additional vessels at a later stage. The CTVs will have Windcat's newest MK5 vessel design, with a dual fuel hydrogen engine as a standard.

On June 24, 2024, the Company took delivery of the fifth super-eco Newcastlemax Mineral Deutschland (2024 – 210,000 dwt).

On June 28, 2024, the Company took delivery of the chemical tanker Bochem Shanghai (2024 – 25,000 dwt).

On August 5, 2024, the Company took delivery of the sixth super-eco Newcastlemax Mineral Italia (2024 - 210,000 dwt).

On August 6, 2024, the Company took delivery of the container vessel CMA CGM Etosha (2024 - 6,000 TEU).

On August 8, 2024, the Company took delivery of the chemical tanker Bochem New Orleans (2024 - 25,000 dwt).

On August 20, 2024, the Company announced the expansion of our Windcat fleet with an additional CSOV on order. This is the sixth order for the future-proof Elevation Series CSOV developed together with Damen.

On August 20, 2024, the Company announced a long-term charter for Suezmax Helios (2024 - 156,000 dwt).

On August 20, 2024, the Company announced a two-year time charter for the Suezmax Fraternity (2009 - 157,714 dwt).

On August 20, 2024, the Company announced a long-term charter for one of its newbuilding Chemical Tankers (January 2026 - 26,000 dwt). The vessel has been chartered for seven years upon delivery from the shipyard to Ultratank. Additionally, a sister-vessel scheduled for delivery during the fourth quarter of 2025 will be commercially managed by Ultratank.

On August 28, 2024, the Company took delivery of the seventh super-eco Newcastlemax Mineral Danmark (2024 - 210,000 dwt).

On October 8, 2024, the Company took delivery of the eighth super-eco Newcastlemax Mineral Eire (2024 - 210,000 dwt).

On October 10, 2024, the Company took delivery of the Suezmax Helios (2024 - 157,000 dwt).

On October 15, 2024, the Company took delivery of the chemical tanker Bochem Brisbane (2024 - 25,000 dwt).

On October 16, 2024, the Company took delivery of the container vessel CMA CGM Dolomites (2024 - 6,000 TEU).

On October 21, 2024, the Company took delivery of the ninth super-eco Newcastlemax Mineral Hellas (2024 - 210,000 dwt).

On November 7, 2024, the Company announced a long-term charter for one of its newbuilding Chemical Tankers (October 2025 - 26,000 dwt. The vessel has been chartered for seven years upon delivery from the shipyard to Ultratank.

On November 22, 2024, the Company took delivery of the tenth super-eco Newcastlemax Mineral Espana (2024 - 210,000 dwt).

On November 25, 2024, the Company took delivery of the Suezmax Orion (2024 - 157,717 dwt).

Vessel sales and redeliveries

On February 22, 2021, we entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284) with Taiping & Sinopec Financial Leasing Ltd Co. The vessel was sold for a net sale price of $35.4 million. The Company recorded a capital gain of $1.2 million in the first quarter of 2021 upon delivery to the new owners on February 22, 2021. We leased back the vessel under a 36-months bareboat contract at an average rate of $22,500 per day. During the fourth quarter of 2023, we exercised the purchase option for an amount of $30.0 million. The vessel was delivered on January 22, 2024.

On January 26, 2022, we announced that upon the redelivery of the remaining three VLCCs, which occurred at the maturity of a five-year sale and lease-back agreement, we booked a $13.5 million capital gain on the disposal of assets. The three VLCCs are: Navarin (2007 - 307,284 dwt), Neptun (2007 - 307,284 dwt) and the Nucleus (2007 - 307,284 dwt).

On March 24, 2022, the Suezmax Bari (2005 – 159,186 dwt) was sold for $21.5 million. The vessel was delivered to her new owners during the second quarter of 2022. The Suezmax Bari was 50% owned by the Company.

On April 29, 2022, we announced the sale of four older S-class VLCCs for an en-bloc price of $198 million. The four vessels were the Sandra (2011 – 323,527 dwt), Sara (2011 – 322,000 dwt), Simone (2012 – 315,988 dwt) and the Sonia (2012 – 314,000 dwt). The vessels were delivered to their new owners respectively on May 9, 17 and 20, 2022 and October 10, 2022. A net capital gain of $1.8 million was recorded on the sale of the four vessels of which $1.4 million in the second and $0.4 million in the fourth quarter of 2022.

On June 13, 2022, we announced that we sold our two eldest Suezmax vessels: the Cap Pierre (2004 - 159,048 dwt) and the Cap Leon (2003 - 159,048 dwt). The combined capital gain realized on these sales amounted to $18.4 million.

On October 17, 2022, the Company announced that we sold the ULCC (Ultra Large Crude Carrier) Europe (2002 – 441,561 dwt). The vessel was debt free and the sale generated a capital gain of $34.7 million.

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

On October 9, 2023, the Company announced that Frontline would acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion. At the end of 2023, 11 VLCCs were sold: Alex (2016 - 299,445 dwt), Amundsen (2017 - 298,991 dwt), Arafura (2016 - 298,991 dwt), Ardeche (2017 - 298,642 dwt), Cassius (2023 - 299,158 dwt), Clovis (2023 - 299,158 dwt), Dalis (2020 - 299,995 dwt), Dickens (2021 - 299,550 dwt), Diodorus (2021 - 300,200 dwt), Drenec (2016 - 299,999 dwt) and Heron (2017 - 297,363 dwt).

On March 20, 2024, the Company sold the N-class vessels Noble, Nectar and Newton for a net sale price after commission of $161.9 million. The vessels were all delivered during the second quarter of 2024 and the net gain of $79.0 million on the transaction was recognized in the consolidated statement of profit or loss.

On November 11, 2021, the Company agreed to sell the container vessel CMA CGM Baikal for a net sale price of $71.5 million. The vessel was delivered to its new owners in the second quarter of 2024 and a net gain of $15.6 million was booked in the consolidated statement of profit or loss.
On September 26, 2024, the Company sold two Suezmax vessels, Sapphira (2008 - 150,205 dwt) and Statia (2006 - 150,205 dwt) for a net sale price of $45.5 million and $41.3 million respectively. The sale price generated a combined capital gain of $61.4 million and was recorded in the consolidated statement of profit or loss in the third quarter of 2024.

On December 2, 2024, the Company agreed to sell three Suezmax vessels Selena (2007 - 150,205 dwt), Cap Victor (2007 - 158,853 dwt) and Cap Felix (2008 - 158,765 dwt) for a net sale price after commission of $38.2 million, $39.0 million and

$42.3 million respectively. The sale price generated a combined capital gain of $71.1 million and was recorded in the consolidated statement of profit or loss in the fourth quarter of 2024.

Digital transformation efforts: Improving operational efficiency
FAST platform sold to ZeroNorth

"Fleet Automatic Statistics and Tracking" (“FAST”) is an innovative digitalization project that began in 2018. It enabled us to take the next step towards improved fleet performance and fuel efficiency by utilizing real-time sensor data and improving communication and collaboration between seagoing vessels and shore. FAST contains information about the routing, speed and vessel performance as well as crucial bunker, cargo and port call activities. Over the years, more advanced features were integrated, such as Weather Routing Optimization, Environmental Reporting and advanced artificial Intelligence models to improve both routing and fuel consumption.

ZeroNorth took over the management of the FAST platform in 2024, a move that represents a significant milestone in our innovation journey. Our decision to join forces with ZeroNorth stems from thoughtful consideration of FAST's evolution since its inception.

In the rapidly advancing landscape of maritime digital solutions, FAST has matured, and this collaboration with ZeroNorth opens doors to a broader platform. ZeroNorth is committed to continue developing our existing FAST roadmap. We expect that this move will accelerate our digitalization journey even further as the combined platform's functionalities exceed the standalone capabilities of both platforms.

Fleet performance monitoring and optimization

Fleet performance analysis at CMB.TECH goes beyond the conventional use of noon reports. With sensor technology now embedded across much of the fleet, performance assessments have become more precise. It allows our fleet performance teams to expand beyond assessments of technical vessel efficiency to proactive decision-making that directly impacts operational efficiency.

We assess performance based on both theoretical and historical baselines that we generate using both empirical and data-driven methodologies. If a vessel’s efficiency declines beyond acceptable thresholds, we investigate the root cause, whether it’s hull fouling, engine wear or operational inefficiencies.

During this process the vessel's crew is actively engaged, whereby a modern data architecture allows to make the same data and insights available ashore and onboard. Instead of relying on broad assumptions about weather and sea conditions, vessels receive optimized routing recommendations based on live data feeds. These insights help our vessels reduce unnecessary fuel consumption, improve arrival schedules and meet charter party expectations.

A.  Operating results

Year ended December 31, 2024, compared to the year ended December 31, 2023.

Total shipping revenues and voyage expenses and commissions

Please see Item 4 "Information on the company", Section "B. Business Overview", which contains a description of the Marine Division 2024 market.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2024 and 2023:

(USD in thousands)	2024	2023	$ Change	% Change
Voyage charter and pool revenues	682,654	1,074,214	(391,560)	(36)%
Time charter revenues	257,593	160,913	96,680	60%
Other operating income	50,660	23,316	27,344	117%
Gains on disposal of vessels/other tangible assets	635,019	372,444	262,575	71%
Total shipping revenues	1,625,926	1,630,887	(4,961)	—%
Voyage expenses and commissions	(174,310)	(142,090)	(32,220)	23%

Total shipping revenues for the year ended December 31, 2024 were in line with the year ended December 31, 2023.

Our voyage charter and pool revenues decreased by 36%, or $391.6 million, to $682.7 million for the year ended December 31, 2024, compared to $1,074.2 million for 2023. We attribute the decrease primarily to a reduction in pool revenue, mainly due to a lower number of vessels operating in a pool in 2024 compared to 2023. This decrease is partially offset by an increase in spot revenue, largely attributed to the acquisition of the CMB.TECH fleet and the delivery of newbuild dry bulk vessels in 2024, which are operating in the spot market.

Time charter revenues increased by 60%, or $96.7 million, to $257.6 million for the year ended December 31, 2024, compared to $160.9 million for 2023. We attribute the increase in time charter revenue is primarily due to a higher number of vessels engaged in long-term time charters in 2024 compared to 2023, mainly following the acquisition of CMB.TECH Enterprises in February 2024.

Other income increased by 117% or $27.3 million, to $50.7 million for the year ended December 31, 2024, compared to $23.3 million for 2023. Other operating income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage. The increase in other operating income is mainly due to the sale of Euronav Ship Management Hellas, received liquidated damages resulting from the sale of the N-class vessels (Noble, Nectar and Newton) and to claim settlements.

For the gains on disposal of vessels/other tangible assets, please see section 'net gain (loss) on lease terminations and net gain (loss) on the sales of assets'.

The voyage expenses and commissions increased by 23% or $(32.2) million, to $(174.3) million for the year ended December 31, 2024, compared to $(142.1) million for 2023. This increase is primarily attributed to an increase in bunker related expenses and other voyage-related expenditures.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets

The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2024 and 2023:

(USD in thousands)	2024	2023	$ Change	% Change
Net gain on sale of assets (including impairment on non-current assets held for sale)	635,017	372,444	262,573	70%

Net gain on sale of assets (including impairment on non-current assets held for sale). Net gain (loss) increased by 70%, or $262.6 million, to a net gain of $635.0 million for the year ended December 31, 2024, compared to a net gain of $372.4 million for 2023.

The net gain on the sale of assets amounted to $635.0 million in 2024, resulting from gains from the sale of the following vessels:
•13 VLCCs from the Frontline agreement: total of $372.7 million
•ULCC Oceania: $34.8 million
•VLCCs Noble, Nectar and Newton: $79.0 million
•Container vessel CMA CGM Baikal: $15.6 million
•Suezmaxes Sapphira and Statia: $61.4 million
•Suezmaxes Selena, Cap Victor and Cap Felix: $71.1 million
•Corporate: $0.4 million

The net gain on sale of assets of $372.4 million in 2023, represents the aggregate of a gain of $22.1 million recorded on the sale of the Suezmax Cap Charles, a gain of $27.1 million recorded on the sale of the VLCC Nautica and a total gain of $323.3 million on the sale of 11 VLCC tankers related to the agreement between two reference shareholders CMB NV and Frontline plc/Famatown Finance Ltd.

Vessel operating expenses

Vessel operating expenses relate mainly to the crewing expenses (including crew bonuses), technical and other costs (including shore staff working entirely on ship management) which are needed to operate vessels. For more information about our crew and technical management, we refer to Item 4 "Information on the company", Section "B. Business Overview" - "B.04. Technical and Commercial Management of our vessels".
The following table sets forth our vessel operating expenses for the years ended December 31, 2024 and 2023:

(USD in thousands)	2024	2023	$ Change	% Change
Total tankers operating expenses	150,252	231,033	(80,781)	(35)%
Total dry bulk vessels operating expenses	12,367	—	12,367	—
Total container vessels operating expenses	5,720	—	5,720	—
Total chemical tankers operating expenses	9,828	—	9,828	—
Total crew transfer vessels operating expenses	21,304	—	21,304	—
Total other operating expenses	175	—	175	—
Total vessel operating expenses	199,646	231,033	(31,387)	(14)%

Total vessel operating expenses decreased by (14)%, or $(31.4) million, to $199.6 million during the year ended December 31, 2024, compared to $231.0 million for 2023. In 2024, these expenses were lower compared to 2023, mainly resulting from the sale of 24 VLCCs to Frontline, partially offset by the acquisition of CMB.TECH as per February 2024.

General and administrative expenses

The following table sets forth our general and administrative expenses for the years ended December 31, 2024 and 2023:

(USD in thousands)	2024	2023	$ Change	% Change
General and administrative expenses	77,766	62,532	15,234	24%

General and administrative expenses include, amongst others, shore staff wages excluding shore staff working entirely on ship management, director fees, office rental, consulting fees, audit fees and tonnage tax, increased by 24%, or $15.2 million, to $77.8 million for the year ended December 31, 2024, compared to $62.5 million for 2023.

This increase was mainly due to the acquisition of CMB.TECH in February 2024.

Depreciation and amortization expenses

The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2024 and 2023:

(USD in thousands)	2024	2023	$ Change	% Change
Depreciation and amortization expenses	166,029	221,040	(55,011)	(25)%
Depreciation and amortization expenses decreased by 25%, or $(55.0) million, to $166.0 million for the year ended December 31, 2024, compared to $221.0 million for 2023.

The decrease is mainly due to the sale of vessels during the fourth quarter of 2023 and during 2024.

Net finance expenses

The following table sets forth our finance expenses for the years ended December 31, 2024 and 2023:

Recognized in profit or loss

(in thousands of USD)	2024	2023	$ Change	% Change
Interest income	15,895	20,620	(4,725)	(23)%
Dividends	1,050	—	1,050	100%
Income on recycling hedges from Other Comprehensive Income ("OCI") into profit & loss ("P&L")	—	25,749	(25,749)	100%
Change in fair value of fuel derivatives recognized in P&L	—	3,210	(3,210)	(100)%
Foreign exchange gains	21,744	17,590	4,154	24%
Finance income	38,689	67,168	(28,479)	(42)%

Interest expense on financial liabilities measured at amortized cost	(145,562)	(132,268)	(13,294)	10%
Interest leasing	(275)	(631)	356	(56)%
Change in fair value of fuel derivatives recognized in P&L	—	(8,276)	8,276	(100)%
Fair value adjustment on interest rate swaps	—	37	(37)	(100)%
Other financial charges	(9,249)	(13,513)	4,264	(32)%
Foreign exchange losses	(14,253)	(17,246)	2,993	(17)%
Finance expense	(169,339)	(171,897)	2,558	(1)%

Net finance expense recognized in profit or loss	(130,650)	(104,729)	(25,921)	25%

Finance income was lower during the year ended December 31, 2024 compared to December 31, 2023 which is mainly due to the positive impact realized in 2023 on the unwinding of the interest rate swaps following the repayment and the termination of financial liabilities.

Finance expenses slightly decreased in the year ended December 31, 2024 compared to December 31, 2023. This is mainly due to an increase in interest expenses on financial liabilities fully offset by a decrease in change in fair value of fuel derivatives recognized through P&L and other financial charges. The increased interest expenses on financial liabilities are mainly related to an increase in interest expenses related to sale and leaseback financing.

Share of results of equity accounted investees, net of income tax

The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2024 and 2023:

(USD in thousands)	2024	2023	$ Change	% Change
Share of results of equity accounted investees	920	(927)	1,847	(199)%

The result of the equity accounted investees increased by 199%, or $1.8 million, to $0.9 million for the year ended December 31, 2024, compared to a result of $0.9 million for 2023. We attribute the increase mainly to the acquisition of CMB.TECH Enterprises in February 2024.

More details can be found under Note 27 - Investments.

Income tax benefit/(expense)

The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2024 and 2023:

(USD in thousands)	2024	2023	$ Change	% Change
Income tax benefit (expense)	(1,893)	(6,009)	4,116	(68)%

The income tax expenses decreased by 68%, or $4.1 million, to $1.9 million for the year ended December 31, 2024, compared to an expense of $6.0 million for 2023.

More details can be found under Note 7 - Income tax benefit (expense).

B.    Liquidity and capital resources
We operate in a capital intensive industry and have historically financed our purchase of vessels and other capital expenditures through a combination of cash generated from operations, equity capital, bonds, borrowings from commercial banks and the occasional issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for vessels, within the different segments in which we are active, cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity. Being a diversified shipping company mitigates the cyclical nature of the industry by ensuring more stable revenue streams and reducing vulnerability to fluctuations in supply and demand within a single segment.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. We hold cash and cash equivalents primarily in U.S. dollars with some balances held in British Pounds, Euros and to a limited degree other currencies.

As of December 31, 2024 and December 31, 2023, we had $38.9 million and $429.4 million in cash and cash equivalents, respectively.

Our short-term liquidity requirements relate to payment of operating costs (including dry docking repairs, installation of water ballast treatment systems and green retrofits), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledged under borrowings from commercial banks.

Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. We generally receive revenues from time charters and bareboat charters monthly in advance. We receive revenues from FSO service contracts monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2024 and December 31, 2023, we had $83.1 million and $88.4 million in available syndicated credit lines.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or second hand vessels (see Note 8 - Property, plant and equipment - Capital commitments) and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new bonds and notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2024 and December 31, 2023, we had $308.6 million and $813.4 million in available committed secured revolving credit facilities, respectively.

Net cash from (used in) operating activities during the year ended December 31, 2024 was $459.1 million, compared to $837.4 million during the year ended December 31, 2023. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical vessel rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2024 will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this annual report.

As of December 31, 2024 and December 31, 2023, our total indebtedness was $2,622.3 million and $930.7 million respectively. The increase in 2024 was mainly a result of expenditures in connection with our acquisition of CMB.TECH Enterprises in February 2024.

We expect to finance our funding requirements with cash on hand, operating cash flow and bank debt or other types of debt financing. In the event that our cash flow from operations does not enable us to satisfy our short-term or medium- to long-term liquidity requirements, we will also have to consider alternatives, such as raising equity, issuing bonds or new convertible notes, which could dilute shareholders, or selling assets (including investments), which could negatively impact our financial results, depending on market conditions at the time, establish new loans or refinancing of existing arrangements.

Our Borrowing Activities

	Amounts outstanding as of
(USD in thousands)	December 31, 2024	December 31, 2023
CMB.TECH Credit Facilities
$1,290.0 Million Senior Secured Credit Facility	750,000	415,725
$182.5 Million Senior Secured Credit Facility	167,250	—
$150.0 Million Sustainability-linked Senior Secured Credit Facility	148,727	124,809
$129.8 Million Senior Secured Credit Facility	25,950	—
$41.8 Million Senior Secured Credit Facility	—	—
€151.2 Million Senior Secured Credit Facility	86,925	—
€154.7 Million Sustainability-linked Senior Secured Credit Facility	34,276	—
$152.0 Million Senior Secured Credit Facility – CEXIM I	72,504	—
$280.0 Million Senior Secured Credit Facility – CEXIM II	189,216	—
$224.0 Million Senior Secured Credit Facility – CEXIM III	115,733	—
€77.9 Million Senior Secured Credit Facility	43,921	—
€1.25 Million Unsecured Credit Line Facility	1,299	—
€1.25 Million Unsecured Credit Line Facility	1,299	—
€8.8 Million Senior Secured Credit Facility	8,228	—

Credit Line Facilities
Credit Lines	27,500	—

Senior unsecured bond
Senior Unsecured Bond	200,000	200,000

Treasury notes program
Treasury Notes Program	63,009	87,806

Other borrowings
Other borrowings	700,076	75,740

Total interest bearing debt	2,635,913	904,080

CMB.TECH credit facilities
$ 1,290.0 million senior secured credit facility
On November 7, 2023, we entered into a $1,290.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA ("Nordea"), as Agent and Security Agent. This facility initially comprised of a $725.0 million revolving credit facility, a transition term loan facility of up to $375.0 and a newbuild term loan facility of up to $190.0 million. On June 30, 2024, the facility was amended and restated to reflect an increased commitment at that time of $173.4 million and to incorporate the newbuild term loan facility in the revolving credit facility. On September 30, 2024, we repaid the transition term loan facility in full as we refinanced vessels under this tranche by the $182.5 Million Senior Secured Credit Facility.

This facility bears interest at SOFR plus a margin of 2.30% - 2.90% per annum. The margin is reset every quarter depending on the Net Debt to Total Capitalization. As of December 31, 2024 and December 31, 2023, the outstanding balances on this facility were $750.0 million and $415.7 million, respectively.

$182.5 million senior secured credit facility
On September 27, 2024, we entered into a $182.5 million senior secured amortizing facility comprising a revolving credit facility of up to $72.5 million to refinance the transition term loan facility under the $1,290.0 Million Senior Secured Credit Facility. The financing had been concluded with Hamburg Commercial Bank, which as of December 27, 2024 syndicated $32.5 million to Danske Bank. This facility bears interest at SOFR plus a margin of 2.20% - 2.80% per annum. The margin is reset every quarter depending on the Loan-To-Value ratio. As of December 31, 2024, the outstanding balance under this facility was $167.3 million.

€80.0 million unsecured credit line facility

On April 7, 2021, we entered into an €80 million ($88.4 million) unsecured revolving credit facility. We concluded this facility with a range of commercial banks and the support of Gigarant, with sustainability and emission reductions as a component of the margin pricing points. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2021 will be supported by compliance with the Poseidon Principles. The facility has a duration of a minimum of three years, with two one-year extension options. We subsequently exercised these extension options and the facility will mature on April 7, 2026. As of December 31, 2024 and December 31, 2023, the outstanding balance under this facility was $27.5 million and $0.0 million.

$161.0 million sustainability-linked senior secured credit facility

On June 21, 2022, we entered into a $150 million senior secured amortizing term loan facility to finance the acquisition of the 50% ownership in the FSO joint ventures. We concluded the the facility with ING and ABN Amro who were also the supporting banks in the existing facility. At the same time we repaid the existing facilities for the FSO joint venture companies which were maturing in July 2022 and September 2022 (see Note 26). On September 2, 2024, we amended and restated the facility to reflect an increased commitment at that time of $45.0 million. The facility carries a rate of daily compounded SOFR plus a margin of 2.15% with a margin adjustment of plus or minus 10 bps. The facility is linked to our sustainability performance. The commercial terms include a reduction of the interest rate when we achieves targets in relation to two sustainability KPI's. The facility has a duration of 7.75 years with maturity on March 30, 2030. As of December 31, 2024 and December 31, 2023, the outstanding balance under this facility was $148.7 million compared to $124.8 million, respectively.

$129.8 million senior secured credit facility

On July 22, 2024, we entered into a $129.8 million ECA covered senior secured amortizing loan facility to finance two newbuilding Suezmax vessels that also features a predelivery finance component. The facility was guaranteed with insurance cover by the Export - Import Bank of Korea ("KEXIM"). DNB acted as agent in the facility and KEXIM joined as a Mandated Lead Arranger. The facility carries an interest rate of SOFR plus a margin of 1.28% to 1.73% and has a duration of 12 years as from delivery of the respective vessel. As of December 31, 2024, the outstanding balance under this facility was $26.0 million.

$41.8 million senior secured credit facility

On October 20, 2024, we entered into a $41.8 million senior secured amortizing loan facility to finance one newbuilding Newcastlemax vessel. We concluded the facility with KfW, and it carries a rate of CME Term SOFR plus a margin of 2.00%. The facility has a duration of eight years as from delivery of the vessel. As the vessel is only assumed to be delivered at the end of 2025, nothing was outstanding as of December 31, 2024.

€151.2 million senior secured credit facility

On October 9, 2023, we entered into a credit facility of €100.1 million ($103.9 million) with BNP Paribas Fortis SA/NV for the financing of two CSOVs currently under construction that also features a predelivery finance component and an upsize term loan facility. The facility was guaranteed with a Atradius insurance cover. The facility has a term of 12 years as from delivery of the respective vessels and carries an interest of Euribor plus a margin of 1.00%. We concmide the upsize facility of €51.1 million ($53.1 million) on November 28, 2024, and it covers the financing of another CSOV. As of December 31, 2024, $86.9 million was outstanding under this facility.

€154.7 million sustainability-linked senior secured credit facility

On August 3, 2023, we entered into a credit facility of €50.1 million ($52.1 million) with Société Générale for the financing of the first CSOV currently under construction that also features a predelivery finance component and an upsize term loan facility. The facility was guaranteed with an Atradius insurance cover. The facility has a term of 12 years as from delivery of the vessel and carries an interest of Euribor plus a margin of 0.90%. We concluded the upsize facility of €104.6 million ($108.7 million) on September 30, 2024, and covers the financing of two other CSOVs. As of December 31, 2024, $34.3 million was outstanding under this facility.

$152.0 million senior secured credit facility – CEXIM I

On February 2, 2022, we entered into a credit facility of $152.0 million for the financing of initially four 6000 TEU container vessels that also features a predelivery finance component. Following the sale of two of these 6000 TEU container vessels, the facility has been reduced to $76.0 million. We concluded the facility with CEXIM and it is guaranteed with a Sinosure insurance cover. The facility has a term of 12 years as from delivery of the respective vessels and carries a rate of daily compounded SOFR plus a margin of 2.06%. As of December 31, 2024, the outstanding balance under this facility was $72.5 million.

$280.0 million senior secured credit facility – CEXIM II

On September 26, 2022, we entered into a credit facility of $280 million for the financing of initially two 6000 TEU container vessels, four Newcastlemax dry bulk vessels and one chemical tanker that also features a predelivery finance component. Following the cancellation of the newbuild contracts on the 6000 TEU container vessels, the facility has been reduced to $201.4 million. We concluded the facility with CEXIM, and it is guaranteed with a Sinosure insurance cover. The facility has a term of 12 years as from delivery of the respective vessels and carries a rate of daily compounded SOFR plus a margin of 2.06%. As of December 31, 2024, the outstanding balance under this facility was $189.2 million.

$224.0 million senior secured credit facility – CEXIM III

On May 8, 2024, we entered into a credit facility of $224.0 million for the financing five Newcastlemax dry bulk vessels that also features a predelivery finance component. We concluded the facility with CEXIM, and it is guaranteed with a Sinosure insurance cover. The facility has a term of 12 years as from delivery of the respective vessels and carries a rate of CME Term SOFR plus a margin of 2.06%. As of December 31, 2024, the outstanding balance under this facility was $115.7 million.

€77.9 million senior secured credit facility

On June 23, 2021, Windcat Workboats Holdings Ltd. and Windcat Workboats BV as joint and several borrowers entered into a revolving credit facility of €77.9 million ($81.0 million) of which €20.0 million ($20.8 million) for newbuildings. The facility has been concluded with KBC and Belfius, has a term of six years and bears an interest of Euro Interbank Offered Rate ("EURIBOR") plus a margin of 3,25%. As of December 31, 2024, the outstanding balance under this facility was $43.9 million.

€1.25 million unsecured credit line facility

On March 2, 2023, Windcat Workboats International BV and Windcat Workboats Holdings Ltd. entered into an €1.25 million ($1.3 million) unsecured revolving credit facility. We concluded this new facility with KBC Bank NV ("KBC"). The facility has no pre-determined maturity but can be terminated upon providing a 30-day notice. As of December 31, 2024, the outstanding balance under this facility was $1.3 million.

€1.25 million unsecured credit line facility

On May 16, 2023, Windcat Workboats International BV entered into an €1.25 million ($1.3 million) unsecured revolving credit facility. We concluded this new facility with Belfius. The facility has no pre-determined maturity but can be terminated upon providing a 30-day notice. As of December 31, 2024 the outstanding balance under this facility was $1.3 million.

€8.8 million senior secured credit facility

On March 10, 2022, we entered into a €8.8 million ($9.1 million) senior secured amortizing term loan facility to finance the acquisition of the Hydrotug. We concluded the facility with Société Générale, and it carries a rate of Euribor plus a margin of 1.10%. The facility has a duration of 10 years as from delivery of the vessel. As of December 31, 2024, the outstanding balance under this facility was $8.2 million.

$200.0 million senior unsecured bond

On September 2, 2021, we successfully placed $200 million senior unsecured bonds. The bonds, issued by Euronav Luxembourg and guaranteed by CMB.TECH NV, mature in September 2026 and carry a coupon of 6.25%. The bonds are listed on the Oslo Stock Exchange. We amortized the related transaction costs of $3.3 million over the lifetime of the instrument using the effective interest rate method. We used the net proceeds from the bond issue for general corporate purposes and/or refinancing of a previous $200 million bond. DNB Markets, Nordea, SEB and Arctic Securities AS acted as joint bookrunners in connection with the placement of the bond issue.
€150.0 million Treasury Notes Program
On June 6, 2017, we entered into an agreement ("Dealer Agreement"), with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Treasury Notes Program with a maximum outstanding amount of €50.0 million. On October 1, 2018 and December 11, 2024, we amended the agreement to (i) increase the maximum outstanding amount to €150.0 million, (ii) appoint KBC as additional dealer for the program and (iii) update the information memorandum. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of December 31, 2024 and December 31, 2023, the outstanding balances under this program was $63.0 million (€60.2 million) and $87.8 million (€79.1 million), respectively. The Treasury Notes are issued on an as needed basis with different durations not exceeding one year, and initial pricing is set to 60 basis points over EURIBOR.

Other borrowings
Other borrowings include amongst others bareboat leases entered into after January 1, 2019. A bareboat charter is by its nature a financing instrument, most of the characteristics of a bareboat charter are identical to a classic ship finance agreement. We consider these transactions for all intents and purposes to be financing arrangements.

$153.8 million leasing facility - Cedar & Cypres
On December 4, 2023, we entered into a sale and leaseback agreement with Ocean Yield for the Suezmax Cypres. The vessel was sold and leased back under a 14-year bareboat contract at a rate equal to an amortization element of $13,590 per day per vessel and an interest element based on CME Term SOFR plus 435 basis points, which can be reduced by the sustainability saving. The sustainability saving is a CII score of A or B which will lead to a margin reduction of 10 basis points. In accordance with IFRS, we did not account for this transaction for as a sale but CMB.TECH as seller-lessee will continue to recognize the transferred asset and recognized a financial liability equal to the net transfer proceed of $76.9 million. As of December 31, 2024, and December 31, 2023, the outstanding amount was $71.96 million and $76.5 million respectively. At the end of the bareboat contract, we have a purchase obligation of $7.39 million. The lessee may, as from the fourth anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

On December 4, 2023, we entered into a sale and leaseback agreement with Ocean Yield for the Suezmax Cedar. We sold the vessel and leased back the vessel under a 14-year bareboat contract. We delivered the vessel to her new owner on January 10, 2024. Terms and conditions are similar to the agreement for the Suezmax Cypres. As of December 31, 2024, the outstanding amount was $72.3 million.

$41.4 million leasing facility - CMA CGM Etosha
On November 18, 2022, we entered into a sale and leaseback agreement for the 6000 TEU container vessel CMA CGM Etosha. We sold and leased back the vessel under a 15-year bareboat contract at a rate equal to an amortization element varying between $11,175, $10,925, $10,675, $10,375 and $10,125 per day. In accordance with IFRS, we dit not account for this transaction as a sale, but CMB.TECH Netherlands BV as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $41.4 million. As of December 31, 2024, the outstanding amount was $40.8 million. At the end of the bareboat contract, the owners have an owner’s sales option at $4.0 million. The lessee may, at any time on and after the third anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$45.0 million leasing facility - CMA CGM Zingaro
On November 30, 2023, we entered into a sale and leaseback agreement for the 6000 TEU container vessel CMA CGM Zingaro. We will sell and lease back the vessel under a 15-year bareboat contract at a rate equal to an amortization element of $9,150 per day per vessel and an interest element based on CME Term SOFR plus 200 basis points. In accordance with IFRS, we will not account for this transaction as a sale, but CMB.TECH Netherlands BV as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $45.0 million. As of

December 31, 2024, the outstanding amount was $42.9 million. At the end of the bareboat contract, the owners have an owner’s sales option at $4.0 million. The lessee may, at any time on and after the third anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$40.0 million leasing facility - CMYZ0121
On July 22, 2024, we entered into a sale and leaseback agreement for the 25,000 dwt stainless steel chemical tanker with hull number CMYZ0121. We will sell and lease back this vessel under a 15-year bareboat contract at a rate equal to an amortization element of $9,150 per day per vessel and an interest element based on CME Term SOFR plus 200 basis points. In addition, this agreement also features a predelivery finance component where installments 2, 3 and 4 will be fully financed. In accordance with IFRS, we will not account for this transaction as a sale, but CMB.TECH Netherlands BV as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $40.0 million. As of December 31, 2024, the outstanding amount was $4.3 million. At the end of the bareboat contract, the owners have an owner’s sales option at $7.1 million. The lessee may, at any time on and after the second anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$40.0 million leasing facility - CMYZ0122
On October 29, 2024, we entered into a sale and leaseback agreement for the 25,000 dwt stainless steel chemical tanker with hull number CMYZ0122. We will sell and lease back this vessel under a 15-year bareboat contract at a rate equal to an amortization element of $9,150 per day per vessel and an interest element based on CME Term SOFR plus 200 basis points. In addition, this agreement also features a predelivery finance component where installments 2, 3 and 4 will be fully financed. In accordance with IFRS, we will not account for this transaction as a sale but CMB.TECH Netherlands BV as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $40.0 million. As of December 31, 2024, the outstanding amount was $4.3 million. At the end of the bareboat contract, the owners have an owner’s sales option at $7.1 million. The lessee may, at any time on and after the second anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$594.9 million leasing facility - OCY I
On December 5, 2022, we entered into a sale and leaseback agreement for the financing of 10 (of which five have been cancelled) Newcastlemax dry bulk vessels to be built at Beihai Shipyard with Ocean Yield (OCY). We will sell and lease back these vessels under a 15-year bareboat contract at a rate equal to $9,018 per day per vessel and an interest element based on CME Term SOFR plus 421 basis points. Amounts drawn during the construction period carry an interest of 8% during the first year and 7% during the second year. As of December 31, 2024, the outstanding amount was $76.8 million. CMB.TECH Netherlands BV may, at any time on and after the fourth anniversary, notify the owners of charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$118.8 million leasing facility - OCY II
On May 26, 2023, we entered into a sale and leaseback agreement for the financing of two (of which one has been cancelled) Newcastlemax dry bulk vessels to be built at Beihai Shipyard with Ocean Yield (OCY). We will sell and lease back the vessels under a 15-year bareboat contract at a rate equal to $9,018 per day per vessel and an interest element based on CME Term SOFR plus 421 basis points. Amounts drawn during the construction period carry an interest of 9%. As of December 31, 2024, the outstanding amount was $12.8 million. The lessee may, at any time on and after the fourth anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$115.2 million leasing facility - OCY III
On May 26, 2023, we entered into a sale and leaseback agreement for the financing of two Newcastlemax dry bulk vessels to be build at Beihai Shipyard with Ocean Yield (OCY). We will sell and lease back these vessels under a 15-year bareboat contract at a rate equal to $9,299 per day per vessel and an interest element based on CME Term SOFR plus 421 basis points. Amounts drawn during the construction period carry an interest of 9%. As of December 31, 2024, the outstanding amount was $117.2 million. The lessee may, at any time on and after the fourth anniversary, notify the owners the charterer's intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$156.4 million leasing facility – CMB FL I

On October 13, 2022, we entered into a sale and leaseback agreement for five 25,000 dwt stainless steel chemical tankers with CMB FL. We sold and leased back these vessels under a 10-year bareboat contract at a rate equal to an amortization element of $131,666.67 per month per vessel and an interest element based on CME Term SOFR plus 300 basis points. In addition, this agreement also features a predelivery finance component where the third and fourth installment were financed. As of December 31, 2024, the outstanding amount was $150.2 million. The lessee may, at any time on and after the fourth anniversary, notify the owners the charterer's intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$99.9 million leasing facility – CMB FL II
On December 14, 2022, we entered into a sale and leaseback agreement for two Newcastlemax vessels with CMB FL. We sold and leased back these vessels under a 10-year bareboat contract at a rate equal to an amortization element of $224,983.33 per month per vessel and an interest element based on CME Term SOFR plus 280 basis points. In addition, this agreement also features a predelivery finance component where installments 3, 4 and 5 were fully financed. As of December 31, 2024, the outstanding amount was $97.8 million. The lessee may, at any time on and after the fourth anniversary, notify the owners the charterer's intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$96.4 million leasing facility – CMB FL III
On December 19, 2023, we entered into a sale and leaseback agreement for two newbuild 180,000 dwt Newcastlemax vessels with CMB FL. We will sell and lease back these vessels under a 10-year bareboat contract at a rate equal to an amortization element of $226,500 per month per vessel and an interest element based on CME Term SOFR plus 250 basis points. In addition, this agreement also features a predelivery finance component for the pre-delivery installments. As of December 31, 2024, the outstanding amount was $6.4 million. The lessee may, at any time on and after the fourth anniversary, notify the owners the charterer's intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$102.4 million leasing facility
On February 2, 2024, we entered into a credit facility of $102.4 million for the financing of two newbuild Newcastlemax vessels that also feature a predelivery finance component. We concluded the facility with Bank of Communications Financial Leasing Co., Ltd.. The facility has a term of 10 years from delivery of the respective vessels and carries a rate of CME Term SOFR plus a margin of 2.45%. As of December 31, 2024, the outstanding balance under this facility was $6.4 million. The lessee may, at any time on and after the fourth anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

Security

Our secured indebtedness is generally secured by:

–a first priority mortgage in all collateral vessels;
–a general pledge of earnings generated by the vessels under mortgage for the specific facility; and
–a parent guarantee when the indebtedness is not taken at the level of the parent.

Our secured indebtedness is secured by a CMB.TECH NV guarantee when the indebtedness is not taken at the level of the parent. This is applicable for the following facilities, as of December 31, 2024:
–$150.0 Million Sustainability-linked Senior Secured Credit Facility
–$41.8 Million Senior Secured Credit Facility
–€151.2 Million Senior Secured Credit Facility
–€154.7 Million Sustainability-linked Senior Secured Credit Facility
–€77.9 Million Senior Secured Credit Facility
–Cedar & Cypres sale and leaseback
–CMA CGM Etosha sale and leaseback
–CMYZ0121 sale and leaseback
–CMYZ0122 sale and leaseback
–OCY sale and leaseback I
–OCY sale and leaseback II
–OCY sale and leaseback III
–€1.6 Million Senior Secured Credit Facility – TSM Windcat 54 (BRED)
–€1.6 Million Senior Secured Credit Facility – TSM Windcat 54 (CIC)

–€3.5 Million Senior Secured Credit Facility – TSM Windcat 56
–€2.8 Million Senior Secured Credit Facility – TSM Windcat 59 (BPI)
–€2.8 Million Senior Secured Credit Facility – TSM Windcat 59 (CIC)

For the following facilities of the Company, the guarantee is provided by CMB as of December 31, 2024:
–$152.0 Million Senior Secured Credit Facility – CEXIM I
–$280.0 Million Senior Secured Credit Facility – CEXIM II
–$224.0 Million Senior Secured Credit Facility – CEXIM III
–CMA CGM Zingaro sale and leaseback
–$156.4 Million Leasing facility – CMBFL I
–$99.9 Million Leasing facility – CMBFL II
–$96.4 Million Leasing facility – CMBFL III
–$102.4 Million Leasing facility
–€9.5 Million Senior Secured Credit Facility – FRS

Loan covenants

Our debt agreements discussed above generally contain financial covenants, which require us to maintain, among other things:

–an amount of current assets that, on a consolidated basis, exceeds our current liabilities. Current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year;
–an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
–an aggregate cash balance of at least $30.0 million;
–a ratio of stockholders' equity to total assets of at least 30%; and
–a minimum asset coverage ratio.

We are currently in compliance with all financial covenants under our debt instruments, however in the case of certain covenants, such as the stockholders’ equity to total assets ratio, which was 30.5% as of December 31, 2024, there is only a minimum threshold below which we would trigger an event of default on our debt.

We monitor compliance with these covenants continually and consider the risk of default to be low based on current projections and the availability of timely mitigating actions. In the event of a covenant breach, many of our financing agreements also provide grace or remedy periods during which we may take corrective actions to restore compliance. Such corrective actions may include, but are not limited to:

–posting additional collateral;
–partial repaying outstanding debt to reduce leverage;
–infusing equity capital;
–negotiating amendments or temporary waivers with lenders and
–implementing other measures that would positively influence the ratio.

In addition to the measures described above, the Company has taken the strategic and structural steps to enhance its covenant flexibility and financial resilience. In March and April 2025, the Company acquired approximately 49% of the outstanding common shares of Golden Ocean, thereby consolidating its operational and asset base.

Furthermore, in order to finance the acquisition, the Company entered into a new bridge facilities agreement totaling $1.4 billion, which introduces financial covenants based on adjusted asset values rather than book values, providing a more industry-aligned measure of leverage and capital adequacy. The Company is also actively engaged in bringing its existing covenant framework in line with industry practice, particularly with respect to the use of adjusted book values and fair value-based metrics. These actions form part of the Company’s ongoing effort to ensure that its capital structure and covenant framework remains aligned with the volatile and asset-sensitive market environment.

Failure to take such actions to resolve a breach within the specified cure period or secure a waiver, however, may result in an event of default, potentially leading to debt acceleration, enforcement of security interests, or cross-defaults in other loan agreements or instruments. Consequently, we maintain a forward-looking liquidity forecast, conduct regular stress testing, and closely monitors covenant headroom. Additionally, we actively engage with key financing partners to ensure flexibility in the event of unexpected changes in circumstances.

In connection to the senior secured FSO loan of $150.0 million, the facility contains a specific covenant whereby each borrower need to ensure that its financial position shall at all times during the security period be such that the debt service cover ratio in respect of it shall be equal or higher than 1.1 times.

The bank loan of Windcat is subject to following covenant: cash and cash equivalents are not less than EUR 45.000 multiplied by the number of CTVs owned.
The facilities under which CMB is still acting as a guarantor are still subject to the CMB Group covenants:

–cash is not less than $20 million,
–cash and cash equivalents is not less than $700.000 multiplied by the aggregate number of vessels owned, time chartered or bare boat chartered by any member of the CMB Group,
–the ratio of net funded debt to total capitalization is not more than 70%, and
–stockholders' equity is not less than $375 million.

Additionally, most of these financing agreements also include a loan to value test covenant.

All existing financing arrangements, including the bonds, contain a change of control clause, which is triggered if a shareholder would acquire more than 50% of the shares or voting rights in CMB.TECH NV. In certain existing financing arrangements (e.g., €80,000,000 facility agreement) the threshold would be more than 30% of the shares or voting rights in CMB.TECH NV.
Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things:

–effect changes in management of our vessels;
–transfer or sell or otherwise dispose of all or a substantial portion of our assets;
–declare and pay dividends; and
–incur additional indebtedness.

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
Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in some of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

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

As of December 31, 2024 and December 31, 2023, we were in compliance with all of the covenants contained in our debt agreements.

Guarantees

Not applicable.

Recent developments

On December 31, 2024, we sold the Suezmax Cap Lara for $33.2 million. We accounted for the vessel as a non-current asset held for sale as at December 31, 2024, and has a carrying value of $14.4 million. The sale generates a capital gain of $18.8 million and was recognized upon delivery to the new owner on March 10, 2025.
On January 7, 2025, we took delivery of Newcastlemax Mineral Portugal.

On January 9, 2025, FRS Windcat Offshore Logistics Limited entered into a €22.9 million ($23.8 million) senior secured amortizing term loan facility which replaces the €9.5 Million Senior Secured Credit Facility and will also be used to finance the acquisition of the Hydrocat 55, FRS Windcat 61, FRS Windcat 62, FRS Windcat 64 and FRS Windcat 65. We concluded the facility with Rabobank and it carries a fixed interest rate of 4.15% during the first three years and a floating interest rate of EURIBOR plus a margin, which is still to be determined, thereafter. The facility has a duration of five years.

On January 13, 2025, Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild hydrogen powered (dual fuel) MPHUV with Neptune Construction. Delivery is scheduled end 2025, beginning 2026.

On January 23, 2025, we took delivery of Newcastlemax Mineral Osterreich.

On January 27, 2025, VLCC Alsace has successfully been delivered to its new owner. We accounted for the vessel as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $69.4 million. We recognized the net gain on the vessel amounts to $27.5 million and was recognized upon delivery to her new owners on January 27, 2025.

On February 4, 2025, Ammonia Carrier AS, a subsidiary of CMB.TECH Enterprises, has successfully concluded a pre- and post-delivery multicurrency revolving facility on a 1400 TEU newbuild container vessel for a total commitment of $26.3 million. The facility has a tenor of 7 years as from delivery.

On March 4, 2025, the Company announced that it entered into a share purchase agreement with Hemen Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean Group Limited ("Golden Ocean") representing approximately 41% of Golden Ocean’s issued and outstanding voting shares at a price of $14.49 per share. The Share Purchase did not trigger a mandatory takeover bid or similar offer in Bermuda, Norway, the United States, or any other jurisdiction. This acquisition is in line with our strategic objective of diversification, and our intent to become a long-term shareholder in Golden Ocean and investing in a modern dry bulk fleet. The initial accounting and determination of goodwill is not yet complete and therefore no details on fair value of assets and liabilities acquired, fair value of consideration transferred nor accounting values can be disclosed, including existence of contingent liabilities. For more information, please see CMB.TECH NV's Schedule 13D, filed with the SEC on March 11, 2025.

On March 4, 2025, we entered into a $1.4 billion bridge facilities agreement with KBC Bank NV, Crédit Agricole CIB and Société Générale in view of the acquisition of shares in Golden Ocean. The bridge facilities agreement has an initial term of 9 months with the possibility to extend its term twice with an additional six months

On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean.

On March 24, 2025, CMB.TECH NV announced that it has signed an agreement with Mitsui O.S.K. Lines, Ltd. (“MOL”) and MOL CHEMICAL TANKERS PTE. LTD. (“MOLCT”) for nine ammonia-powered vessels. These vessels will be among the world's first ammonia-powered Newcastlemax bulk carriers and chemical tankers. The delivery of these ships is expected between 2026 and 2029. This agreement between MOL, MOLCT, and CMB.TECH involves nine ammonia-powered ships. Three ammonia-fitted 210.000 dwt Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by CMB.TECH and MOL and chartered to MOL for a period of 12 years each. Six chemical tankers - two ammonia-fitted and four ammonia-ready - have been ordered at China Merchants Jinling Shipyard (Yangzhou) by CMB.TECH and chartered to MOLCT for 10 and 7 years each respectively. The Newcastlemaxes will be delivered in 2026 and 2027, while we expect the chemical tankers’ delivery in 2028 and 2029.

On March 26, 2025, we took delivery of CTV Hydrocat 60.

On March 27, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase. On March 27, 2025, CMB.TECH NV owned an aggregate of 88,711,007 shares in Golden Ocean, representing approximately 44.5% of Golden Ocean's outstanding voting shares.

On April 3, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean in the open market following the Share Purchase. On April 3, 2025, CMB.TECH NV owned an aggregate of 98,400,304 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.

On April 7, 2025, CMB.TECH successfully concluded a pre- and post delivery term loan facility for the five VLCC’s that it currently has on order. The total commitment is $392.7 million with a tenor of 2 years (pre-delivery) and 12 years (post-delivery).

C.     Research and development, patents and licenses
No formalized research and development policies are in place within the various CMB.TECH divisions. The research and development is taken place in ad hoc collaborations and activities.

The CMB.TECH Marine Division is involved in R&D initiatives, including projects funded by the EU under Horizon Europe. Such activities include:

–OPTIWISE: This project focuses on improving energy savings through wind propulsion and hydrodynamic improvements by installing Ayro soft sails on vessels and optimizing rudder systems for better fuel efficiency. The project aims for significant energy savings, where the next General Assembly was scheduled for summer 2024.
–DT4GS (Digital Twin for Green Shipping): This project aims to create digital twins of ships for improving navigation, machinery and energy management by developing vessel operational profiles and examining the impact of energy-saving devices and alternative fuels. The project will run until 2025.

In the CMB.TECH Marine Division and CMB.TECH Industry Division, subsidiaries of CMB.TECH collaborate with a wide range of OEMs to develop its engines and applications. Such R&D activities are undertaken in a joint venture structure or following a collaboration agreement (Please see "ITEM 4. Information on the Company—B. Business Overview—II. CMB.TECH Industry Division, Partnerships" for further information in this regard).

Patents:

Together with MAN Truck and Bus SE, we filed two joint patent applications for an internal combustion engine and a dual fuel internal combustion engine on March 29, 2023 with the German Patent office.

D.    Trend information [1]
The supply and demand patterns for ships continue to have the biggest impact on revenues.

The rate at which a change in demand impacts the demand for vessels depends not only on the nominal change in commodity demand (ton) but also on how the commodity is traded (ton-mile). For example, for the crude oil segment, the market has continued to see a significant uptick in exports emanating from the Gulf of Mexico and other Atlantic based producers, most of which have been destined for China, India and other Far Eastern customers. This oil travels a substantially longer distance than crude oil originating from the Arabian Gulf traveling to the same destination, and hence the transportation of this oil entails a larger employment of the crude tankers. The current trend is a rise in crude exports from the Atlantic basin combined with demand growth centered in the Far East providing longer employment times for crude tankers for the incremental barrel produced. Freight markets have been returned to positive territory and the outlook for the medium term is for this trend to continue. Demand for crude oil tankers for 2025 in tonne-miles: 10,833 (+1.0%). Demand for container trade in bn TEU-miles for 2025: 1,160.9 (-1.0%). Demand for dry bulk trade in billion tonne-miles for 2025: 32,669 (+1.3%).

The supply of vessels is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through recycling or conversion) and the number of vessels tied up in alternative employment such as storage. The supply is furthermore affected by the average sailing speed (cfr. environmental regulation), port congestions, and adverse weather conditions, Supply crude tanker fleet million dwt for 2025: 467.3 (+1.0%). Supply container fleet in million TEU for 2025: 32.7 (+5.8%). Supply dry bulk fleet in million dwt for 2025: 1065.2 (+3.0%).

Our revenues are also affected by our strategy to employ certain of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where vessel earnings are heavily impacted by the supply and demand balance. Our management team continuously evaluates the value of both strategies and makes informed decisions on the chartering mix based on anticipated earnings, and through this process we aim to always maximize each vessel's return.

We believe that in view of our strong funding and liquidity structure, as supported by a proven management team, strict capital discipline and an established dividend distribution policy, we are well positioned to whether the volatility of the sector. Please see "Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions.

[1] Own data analysis basis Clarksons SIN

E.    Critical accounting estimates

Please see "Item 5. Use of judgements and estimates" in Note 1 - Material accounting policies in the Notes to the Consolidated Financial Statements 2024.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.          Directors and senior management
Set forth below are the names, ages, positions and the nature of any family relationships between any of the persons named below of the members of our Supervisory Board or the Supervisory Board Members, and of our Management Board, or the Management Board Members as of the date of this annual report. Our Supervisory Board is elected annually on a staggered basis, and each member holds office for a term of maximum four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All members of the Supervisory Board whose term expires are eligible for re-election. Officers are appointed from time to time by our Supervisory Board and hold office until a successor is appointed or their engagement is terminated. The business address of each of our Supervisory Board Members and Management Board Members listed below is CMB.TECH NV, De Gerlachekaai 20, 2000 Antwerp, Belgium.
Supervisory Board members

Name	Age	Position	Date of Expiry of Current Term
Marc Saverys	71	Chairman of the Supervisory Board	Annual General Meeting 2026
Patrick De Brabandere	66	Non-Independent Director*	Annual General Meeting 2026
Julie De Nul	43	Independent Director	Annual General Meeting 2025
Patrick Molis	67	Independent Director	Annual General Meeting 2026
Catharina Scheers	57	Independent Director	Annual General Meeting 2026
Bjarte Bøe	68	Non-Independent Director*	Annual General Meeting 2026
*Non-Independent Director according to Belgian standards (not NYSE standards). Please see "Board Practices" below for more information.

Marc Saverys - Non-Independent Member - Chairman
Mr. Marc Saverys serves on the Supervisory Board since the Special General Meeting ("SGM") of March 23, 2023 as a non-independent member. Marc Saverys holds a degree in law from the University of Ghent. In 1975 he joined Bocimar's chartering department, the dry bulk division of the Company. In 1985 he left Bocimar and became Managing Director of Exmar, which at that time became a diversified shipowning company, where he was in charge of the drybulk division. He became a director of CMB in 1991 and was Managing Director of CMB from April 1992 through September 2014 when he was appointed as chairman. During the period from 2003 through July 2014, he served as the Chairman of the Board of the Company, and served as a Vice-Chairman of the Board of Euronav from July 2014 until December 2015. Marc Saverys has a family relationship with Management Board Members, Alexander Saverys, Ludovic Saverys and Michael Saverys.

Patrick De Brabandere - Non-Independent Member
Mr. Patrick De Brabandere serves on the Supervisory Board since the SGM of March 23, 2023 as a non-independent member. He is the Chairman of the Audit and Risk Committee and a member of the Remuneration Committee. Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again until June 2022. He currently is a director of CMB NV and Golden Ocean.

Julie De Nul - Independent Member
Mrs. Julie De Nul serves on the Supervisory Board since the Annual General Meeting ("AGM") of May 17, 2023 as an independent member. She is the Chairman of the Sustainability Committee and a member of the Remuneration Committee and of the Corporate Governance and Nomination Committee. Mrs. De Nul is CEO of Jan De Nul Dredging NV since 2020 and has been a member of the Board of Directors of Jan De Nul NV since 2010. Prior to that, she was Legal Counsel at Jan De Nul Group Belgium from 2007 to 2010. She is currently also a member of the Board of Directors of VCB (the Flemish Construction Confederation), VOKA (the Flanders' Chamber of Commerce and Industry) and Museum Dr. Guislain Ghent. She holds a Master's degree in law from the University of Ghent.

Patrick Molis - Independent Member
Mr. Patrick Molis serves on the Supervisory Board since the SGM of November 21, 2023. He graduated from the Institut d'Etudes Politiques de Paris and holds a Master's degree in law from Paris X Nanterre. He started his career as a Magistrate at the Cour des Comptes after joining the National School of Administration. Mr. Patrick Molis was General Manager of Union Normande Investissement (1989-1992), CFO of Worms & Cie Group (1994-1997), General Manager of Compagnie Nationale de Navigation (1995- 1998), Chairman of the Board of Compagnie du Ponant (2012-2015) and Chairman and CEO of Héli-Union (2013-2022). He is currently Chairman of Compagnie Nationale de Navigation (since 1998) and director of Sabena Technics and serves on the board of Golden Ocean. He has previously served as member of the Board of Directors of Euronav Luxembourg (1995-2001), Euronav NV (2004-2010), Compagnie Maritime Nantaise (1995-2017), Compagnie Méridionale de Navigation (2008- 2022) and of the Conseil d'orientation du Domaine national de Chambord (2007-2017). Mr. Patrick Molis has been awarded the titles of Knight of the Legion of Honour and Officer of the Order of Merit.

Catharina Scheers - Independent Member
Mrs. Catharina Scheers serves on the Supervisory Board since the SGM of November 21, 2023. She holds a Master's degree in Communication and Media from KU Leuven and a Bachelor's degree in Political and Social Science from the University of Antwerp. She started her career with Fast Lines in 1993. She is the owner and managing director of Fast Lines Belgium and has been appointed Chair of the company since 2003. She is currently also a member of the board of directors of BSF (Belgian Shipping Federation), a member of the board of BRABO and a member of WISTA (Women’s International Shipping and Trading Association). In 2021, Mrs. Catharina Scheers received the ESPA “Maritime Figure of the Year” award.

Bjarte Bøe - Non-Independent Member
Mr. Bjarte Bøe serves on the Supervisory Board since the SGM of November 21, 2023. He graduated from the Norwegian School of Economics and Business Administration (NHH) in 1983. He joined RS Platou and worked as a shipbroker in Houston and Oslo. In 1986 he joined Christiania Bank, later named Nordea, and worked in Oslo and London until 1995, when he joined SEB. He worked in various managerial positions, including head of Shipping Finance and head of Investment Banking in Oslo and Stockholm until 2019. He has served as a director of Seadrill, Hermitage Offshore and Agera Venture. He also sat on the board of CMB.TECH Enterprises (named CMB.TECH at the time) from April 2021 until February 2022. He is a serving board member of Eika Group (a Norwegian savings bank group) since April 2023. He is Chairman of Merkantilbygg (a Norwegian property company) since August 2024. He was Chairman of Ellos AB (a Swedish retail company) during the restructuring from July 2024 until October 2024. He is Chairman of Jøtul (a Norwegian wood stove producer) since January 2025 (under restructuring).

Management Board Members

Name	Age	Position	Date of Expiry of Current Term
Alexander Saverys	47	Chief Executive Officer	Not applicable
Ludovic Saverys	42	Chief Financial Officer	Not applicable
Michael Saverys	43	Chief Chartering Officer	Not applicable
Maxime Van Eecke	44	Chief Commercial Officer	Not applicable
Benoit Timmermans	64	Chief Strategy Officer	Not applicable

Alexander Saverys - Chief Executive Officer
Alexander Saverys serves on the Management Board as Chief Executive Officer as of November 22, 2023. Alexander Saverys is also Chief Executive Officer of the CMB. He has a Master in Law degree from the University of Leuven and the Complutense University of Madrid, and holds an MBA from the Fachhochschule für Wirtschaft Berlin. He founded Delphis in 2004, a short sea container shipping company. He became director of CMB in 2006 and is Chief Executive Officer of CMB since September 2014. Alexander Saverys has a family relationship with Supervisory Board Member, Marc Saverys, and with Management Board Members, Ludovic Saverys and Michael Saverys.

Ludovic Saverys - Chief Financial Officer
Ludovic Saverys joined the Company on the Management Board as Chief Financial Officer as of November 22, 2023. Ludovic Saverys is the Chief Financial Officer of CMB and the General Manager of Saverco NV. From 2001 till 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M. Sc. Degrees in International Business and Finance. During the time he lived in New York, Mr. Saverys served as Chief Financial Officer of MiNeeds Inc. from 2011 until 2013 and as Chief Executive Officer of SURFACExchange LLC from 2009 until 2013. He started his career as Managing Director of European Petroleum Exchange (EXP) in 2008. Ludovic Saverys has a family relationship with Supervisory Board Member, Marc Saverys, and with Management Board Members, Alexander Saverys and Michael Saverys.

Michael Saverys - Chief Chartering Officer
Michael Saverys joined the Company as Chief Chartering Officer on November 22, 2023. Michael Saverys is member of the Company's Management Board. He started his career as a grain trader for Noble Group in Singapore in 2005, in 2007 he joined Merrill Lynch in London as head of Freight Derivatives trading. In 2009 he joined CMB as Chartering Director of Bocimar International, member of the board and executive committee. In 2016 he co-founded Capesize Chartering limited with Starbulk, Golden Ocean and CTM, operating as pool manager of the biggest Capesize pool in the drybulk segment, a role he still serves today. Mr Saverys graduated from UBI Business School in 2005 with a bachelor's degree in Business Administration. He is a board member of the International Polar Foundation. Michael Saverys has a family relationship with Supervisory Board Member, Marc Saverys, and with Management Board Members, Alexander Saverys and Ludovic Saverys.

Maxime Van Eecke - Chief Commercial Officer
Maxime Van Eecke joined the Company as Chief Commercial Officer on November 22, 2023. He is a member of the Company's Management Board. He started his career as Legal Counsel for the CMB group of companies in 2005 and became Managing Director of Delphis, the container division of CMB, in 2014. In 2021 he was appointed Chief Commercial Officer of the CMB group of companies and has been serving as an executive Board Member of CMB since 2022. Maxime Van Eecke graduated as Master of Laws at the University of Ghent. He also holds a LLM in Commercial Trade and Maritime Law from the University of Southampton (UK). Maxime Van Eecke is acting as permanent representative of Mavecom CV.

Benoit Timmermans - Chief Strategy Officer
Benoit Timmermans joined the Company as Chief Strategy Officer on November 22, 2023. He graduated in law from the University of Louvain (Belgium) in 1983. He also holds an MBA degree from the University of Navarra, Barcelona. After two years of retail banking, he joined the Saverys group in 1989 and became Assistant Financial Manager after the take-over of CMB. He was CFO of the group's liner division SCL (1996), Managing Director of the French company SAGA (1997) , Managing Director of Cape International pool with Zodiac and was appointed Managing Director of Bocimar in 1998. Today he is the Chief Strategy Officer of the group and member of the Executive Committee. He is in charge of the Chemical division and zero carbon fuel procurement. He represents CMB in Northstandard PandI. He is an executive board member of CMB NV.

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

The remuneration in 2024 of the members of the Supervisory Board is reflected in the table below:

Name	Fixed fee	Attendance fee Board	Audit and Risk committee	Attendance fee Audit and Risk Committee	Remuneration Committee	Attendance fee Remuneration Committee	Corporate Governance and Nomination Committee	Attendance fee Corporate Governance and Nomination Committee	Sustain-ability committee	Attendance fee Sustain-ability Committee	Total
Marc Saverys	€160,000	€40,000	€0	€0	€0	€0	€0	€0	€0	€0	€200,000
Patrick De Brabandere	€60,000	€40,000	€40,000	€20,000	€5,000	€10,000	€0	€0	€0	€0	€175,000
Julie De Nul	€60,000	€40,000	€0	€0	€7,500	€5,000	€5,000	€5,000	€0	€0	€122,500
Catharina Scheers	€60,000	€40,000	€20,000	€20,000	€5,000	€10,000	€0	€0	€7,500	€5,000	€167,500
Patrick Molis	€60,000	€40,000	€20,000	€20,000	€0	€0	€7,500	€10,000	€0	€0	€157,500
Bjarte Boe	€60,000	€40,000	€0	€0	€0	€0	€5,000	€10,000	€5,000	€5,000	€125,000
Total	€460,000	€240,000	€80,000	€60,000	€17,500	€25,000	€17,500	€25,000	€12,500	€10,000	€947,500

B.2. Compensation of the Management Board Members
Remuneration of Management Board Members for the previous financial year (2023)

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base Remuneration	Director Fees	Fringe benefits
De Stoop Hugo, represented by HECHO Management	former CEO	€140,589.6	€292,000	€17,893	€662,250	€1,690,000		€2,802,732.6	16.07%	83.93%
Staring Alex, represented by AST Projects	COO	€290,152	€295,000	€0	€513,906	€1,361,483		€2,460,541	23.78%	76.22%
Verbeeck Egied, represented by ECHINUS BV	Former General Counsel	€140,810	€180,000	€13,420	€430,463	€500,000		€1,264,693	26.43%	73.57%
Logghe Lieve, represented by TINCC BV	CFO and CEO ad interim	€478,481	€90,000	€0	€463,575	€927,986		€1,960,042	29%	70.66%
Gallagher Brian represented by BG-IR LIMITED	IR Manager	£201,869.96	£0	£0	£133,921	£324,070	£20,500	£680,361	29.67%	70.33%
Malliaros Michail represented by PYXIS Management Services PTE.LTD.	GM Hellas	€157,500	€0	€0	€78,394			€235,894	66.77%	33.23%
De Grieze Thierry represented by THREECEES BV	CPO	€100,000	€0	€0	TBC	€480,000		€580,000	17.24%	82.76%
Lemlijn Sofie represented by ALISS BV	General Counsel	€138,259	€80,000	€0	TBC			€218259	100%	0%
(1) Only takes into account the remuneration under the STIP, for information in respect of remuneration under the Company's Long Term Incentive Plans (LTIPs) please refer to table under Item 6. E. Share Ownership.
(2) Termination fees are captivated as Extra ordinary items

Remuneration of Management Board Members for the reported financial year (2024)

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base monthly Remuneration	Director Fees	Fringe benefits
Alexander Saverys represented by Hof ter Polder BV	CEO	€20,833	€0	€0	€83,332			€333,328	75%	25%
Ludovic Saverys represented by Succavest NV	CFO	€20,833	€0	€0	€83,332			€333,328	75%	25%
Michael Saverys represented by Gemadi BV	Chief Chartering Officer	€20,833	€0	€0	€83,332			€333,328	75%	25%
Maxime Van Eecke represented by Mavecom CommV	Chief Commercial Officer	€20,833	€0	€0	€83,332			€333,328	75%	25%
Benoit Timmermans represented by Blacksquare BV	Chief Strategy Officer	€20,833	€0	€0	€83,332			€333,328	75%	25%

(1) Discretionary bonus: 4 months Base monthly Remuneration.

C.          Board practices

Effective as of February 20, 2020, the Company's governance structure was revised to adopt a two tier governance model. As of February 20, 2020, the body formerly known as the Board of Directors was converted into a Supervisory Board and the former Executive Committee ceased to exist and was replaced by the existing Management Board, in accordance with relevant provisions of the Belgian Code of Companies and Associations. For the date of expiration of the current term of office of each member of our Supervisory Board, please see "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management."

Our Supervisory Board currently consists of six members. The NYSE and Belgian law (Euronext Brussels) have different "independence" standards with respect to a company's directors. Under NYSE listing rules, our Supervisory Board has determined that each of Messrs. De Brabandere, Molis and Bøe and Mss. De Nul and Scheers is independent. Under Belgian law, our Supervisory Board has determined that each of Ms. De Nul, Mr. Molis and Ms. Scheers is independent.
Our Supervisory Board has established the following committees, and may, in the future, establish such other committees as it determines from time to time:
Audit and Risk Committee
Our Audit and Risk Committee consists of three members (all three members of whom are independent under Rule 10A-3 of the Exchange Act of 1934, as amended (the "Exchange Act") and NYSE rules): Mr. De Brabandere, as Chair, Ms. Scheers and Mr. Molis. Our Audit and Risk Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit and Risk Committee advises the Supervisory Board in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Supervisory Board has determined that Mr. De Brabandere qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.
Corporate Governance and Nomination Committee
Our Corporate Governance and Nomination Committee consists of three members (all three members of whom are independent under NYSE rules): Mr. Molis, as Chair, Ms. De Nul, and Mr. Bøe. Our Corporate Governance and Nomination Committee is responsible for evaluating and making recommendations regarding the size, composition and independence of the Supervisory Board and the Management Board, including the recommendation of new Supervisory Board members and the appointment of new Management Board members.
Remuneration Committee
Our Remuneration Committee consists of three members (all three members of whom are independent under NYSE rules): Ms. De Nul, as Chair, Mr. De Brabandere, and Ms. Scheers. Our remuneration committee is responsible for assisting and advising the Supervisory Board on determining compensation of its members, members of the Management Board and other employees and administering our compensation programs.
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

D.          Employees

As of December 31, 2024, we employed approximately 252 onshore employees (2023: 216 and 2022: 198) based in our offices in Belgium, The Netherlands, France, U.K., Namibia, Greece, Hong Kong and Singapore. The fleet was manned by approximately 2,500 seagoing officers and crew (2023; 2,933 and 2022: 2,752).
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

F.          Equity Incentive Plan

Prior years' long term incentive plans

All long term incentive plans granted to members of the Management Board in prior years have all been vested in accordance with the plan rules, ultimately in 2023. Part of the vesting was triggered by change of control clauses. Detailed information is available in prior years' annual reports on Form 20-F of the Company.

Long term incentive plan

On November 22, 2023 the Remuneration Committee advised that additional elements such as LTIP's and bonuses were to be discussed in a later stage. All previously existing LTIP plans terminated at the end of 2023 following the change in control

F.           Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.           Major shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares of which we are aware as of April 1, 2025.

Shareholder	Number	Percentage (1)
CMB NV	178,726,458	81.23%
Saverco NV	24,400	0.01%
CMB.TECH (treasury shares)	25,807,878	11.73%
Other	15,465,977	7.03%

(1)Calculated based on 220,024,713 ordinary shares outstanding as of April 1, 2025 (of which the Company holds 25,807,878 ordinary shares in treasury).
In accordance with a May 2, 2007 Belgian law relating to disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach the minimum disclosure threshold of 5% of the Company's issued voting share capital, shareholders are required to notify the Company and the FSMA of such change as soon as possible and in any event within four trading days. Further details can be found on the website of the FSMA: https://www.fsma.be/en/shareholding-structure-0. The information contained on this website does not form a part of this annual report.

To our knowledge, we are neither directly nor indirectly owned nor controlled by any other corporation than CMB NV, by any government or by any other natural or legal person severally or jointly. Pursuant to Belgian law and our organizational documents, to the extent that we may have major shareholders at any time, we may not give them different voting rights from any of our other shareholders.

As of the date of this report, to our knowledge, there are no arrangements which may at a subsequent date result in a change in control of our Company.

B.           Related party transactions
See "Note 23 - Related parties."
Equity incentive plans and ordinary shares issued thereunder
See "Item 6.A Directors, Senior Management and Employees - E.Share Ownership - Equity Incentive Plans."
Guarantees
For a description of our guarantees, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Guarantees" and our consolidated financial statements included herein.
Properties
Both CMB.TECH NV and Euronav Ship Management SAS (Antwerp Branch) lease office space in Antwerp from MCA Facilities NV, a 100% subsidiary of CMB NV, pursuant to a lease agreement dated September 1, 2021. This lease expires on September 1, 2025.
CMB.TECH Industry NV leases a warehouse in Antwerp from MCA Facilities NV, a 100% subsidiary of CMB NV, pursuant to a lease agreement dated July 1, 2023. This lease has no expiry date.
Commercial agreements
Not applicable.

C.           Interests of experts and counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A.          Consolidated statements and other financial information
See "Item 18. Financial Statements."
Legal Proceedings
We are currently involved in three litigations. If applicable, the necessary provisions related to legal and arbitration proceedings are recorded in accordance with the accounting policy as described in Note 1.17.

The first claim relates to advisory services provided by RMK Maritime ("RMK"). RMK has commenced legal proceedings in the London High Court against CMB.TECH NV seeking US$12,993,720 in damages in relation to unpaid advisory services provided by RMK to CMB.TECH NV concerning its merger with Gener8 in 2016 and 2017. RMK is trying to argue that they are entitled to additional compensation beyond the sums they agreed to accept in a written Advisory Agreement. RMK issued the legal proceedings on September 30, 2022, CMB.TECH NV's Defense was served on December 29, 2022 and RMK's Reply was served thereafter. Cash security for CMB TECH's costs has been partially posted with the remainder due on April 1, 2025 The case is developing and witness statements have been exchanged; the case is due to be heard before the court in May, 2025.

The second claim relates to the deal concluded with Frontline. A writ of summons before the Enterprise Court of Antwerp on behalf of CMB NV was served on April 8, 2024. Similar summons was served on CMB.TECH NV on the same day. The various entities involved on the Frontline side are also being sued. Introductory hearings took place on June 4, 2024, when the Court set the procedural agenda giving each party in turn the opportunity to file written proceedings up to March 2026 and providing for oral pleadings on May 4 and 11, 2026. The claim of FourWorld and courts in the Antwerp Enterprise Court runs more or less parallel with FourWorld's earlier claim before the Markets Court in Brussels, namely the annulment of three decisions taken by the Company's general assembly: the sale of 24 tankers by Euronav to Frontline, the termination of the arbitration procedure between CMB.TECH NV and Frontline and the take-over of CMB.TECH ENTERPRISES group by CMB.TECH NV. Damages are provisionally estimated at one EUR pending a final budget. We estimate the merits of FourWorld's claim to be low and regard their claims as nuisance. This claim before the Antwerp Enterprise Court follows earlier complaints and applications filed by FourWorld against CMB NV before the United States District Court for the Southern District Court of New York and before the Markets Court of the Brussels Court of Appeal in Belgium. In March, 2024, both courts rejected all FourWorld's requests to suspend CMB NV's mandatory offer. Consequently, no further proceedings are pending in New York. Before the Markets Court in Brussels, the case on the merits was decided on September 6, 2024. This decision led to the opening of the bid by the Company at the original price increased with $0.52.

Thirdly, we are currently party to a number of arbitration proceedings related to the vessel Oceania, in London, Singapore and Malaysia. As part of one of the proceedings the vessel Oceania was arrested and to secure the release of the vessel the Company posted a cash security of MYR210 million (approximately US $46 million) with the High Court of Malaysia. Hearings are scheduled for August or September this year, with a possibility for the Company to appeal which would bring the case well into 2026.
Considering the facts and circumstances of the case and external as well as internal advice from counsel, we believe that it is not more likely than not that an outflow of resources will be required to settle any obligation and that consequently no provision needs to be accounted for at the moment.

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

Capital allocation policy and dividend policy
Our Supervisory Board may from time to time, declare and pay cash distributions in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends" "intermediary dividends" or "repayment of share premium").

Our current dividend policy is a full discretionary dividend policy as the Supervisory Board believes this approach offers the required flexibility to manage the Company in light of its new strategy.

Our Supervisory Board will continue to assess the declaration and payment of distributions upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities and the provisions of Belgian law affecting the payment of distributions to shareholders and other factors. We may stop paying distributions at any time and cannot assure you that we will pay any distributions in the future or of the amount of such distributions.

In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be, as a result of the dividend, a default or a breach of a loan covenant. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries' ability to declare and pay dividends (for instance, with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full). Please see "Item 5. Operating and Financial Review and Prospects" for more information relating to restrictions on our ability to pay dividends under the terms of the agreements governing our indebtedness. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Coordinated Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.

For a discussion of the material tax consequences regarding the receipt of dividends we may declare, please see "Item 10. Additional Information—E. Taxation."

B.          Significant changes
Please see Note 29 - Subsequent Events to our Audited Consolidated Financial Statements included herein.

ITEM 9.    OFFER AND THE LISTING
A.          Offer and listing details.
Our share capital consists of ordinary shares issued without par value. Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of April 1, 2025, our issued (and fully paid up) share capital was $239,147,505.82 which is represented by 220,024,713 ordinary shares with no par value.  The fractional value of our ordinary shares is $1.086912 per share.

Our ordinary shares began trading on Euronext Brussels on December 1, 2004 and on the NYSE on January 23, 2015 under the symbol "EURN" and as of July 15, 2024, we began trading on both exchanges under the symbol "CMBT". We maintain the Belgian Register and, for the purposes of trading our shares on the NYSE, the U.S. Register.

All shares on Euronext Brussels trade in euros, and all shares on the NYSE trade in U.S. dollars.
B.          Plan of distribution
Not applicable
C.          Markets
Our ordinary shares trade on the NYSE and Euronext Brussels under the symbol "CMBT".
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

A.Share capital

Not applicable.

B.  Memorandum and coordinated articles of association

We are a public limited liability company incorporated in the form of a naamloze vennootschap / société anonyme under Belgian law (Register of Legal Entities number 0860.402.767 (Antwerp)).
The following is a description of the material terms of our current Coordinated Articles of Association (CAA) (amended as of July 2, 2024). Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our CAA which is filed as Exhibit 1.1 to this annual report and our CAA as amended of July 2,2024 which is filed as Exhibit 1.2 to this annual report.
Purpose
Our objectives are set forth in Section I, Article 3 of our CAA. Our purpose, as stated therein, is to engage in operations related to maritime transport and shipowning, particularly the chartering in and out, the acquisition and sale of ships, and the opening and operation of regular shipping lines, but is not restricted to these activities.
Ordinary shares
Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders. Each share represents an identical fraction of the share capital and is either in registered or dematerialized form.
Share register
Our Belgian Shares are reflected in the Belgian Register, that is maintained by Euroclear Belgium under ISIN BE0003816338. Only these shares, which are reflected in the Belgian Register, may be traded on Euronext Brussels.
Our U.S. Shares are reflected in our U.S. Register that is maintained by Computershare. The U.S. Shares under CUSIP B38564 108. Only these shares, which are reflected in the U.S. Register, may be traded on the NYSE.
For Belgian Shares, including shares that were either acquired on Euronext Brussels or prior to our initial public offering, to be traded on the NYSE and for U.S. Shares to be traded on Euronext Brussels, shareholders must transfer their shares to the appropriate component of our share register (the U.S. Register for listing and trading on the NYSE and the Belgian Register for listing and trading on Euronext Belgium).  As part of this procedure, the shares to be transferred would be debited from the Belgian Register or the U.S. Register, as applicable, and canceled from the holder's securities account there, and simultaneously credited to the relevant register (the Belgian Register for shares to be eligible for listing and trading on Euronext Brussels and the U.S. Register for shares to be eligible for listing and trading on the NYSE) and deposited in the holder's securities account. The repositioning procedure is normally completed within three trading days, but may take longer and the Company cannot guarantee the timing. The Company may suspend the transfer of shares between registers for periods of time, which we refer to as "freeze periods" for certain corporate events, including the payment of dividends or shareholder meetings. In such cases, the Company plans to inform its shareholders about such freeze periods on its website.
Please see the Company's website https://cmb.tech/ for instructions on how to transfer your shares between registers to be eligible for trading on either the NYSE or Euronext Brussels. The information contained on our website does not form a part of this annual report.

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
Directors
Prior to February 20, 2020, before implementation of the Belgian Code of Companies and Associations, or the CCA, the Board of Directors was the ultimate decision-making body of the Company, with the exception of the matters reserved to the Shareholders' Meeting as provided by law or the Articles of Association.

On February 20, 2020 the extraordinary shareholders meeting implemented the CCA and adopted new Articles of Association including a two-tier governance model, comprising a Supervisory Board and a Management Board. The powers of the Supervisory Board are those outlined in article 7:109 of the CCA. A copy of our current Coordinated Articles of Association can be consulted at Exhibit 1.1. to this annual report.

Our CAA provide that our Supervisory Board shall consist of at least five and maximum ten members. Our Supervisory Board currently consists of six members. The CAA provide that the members of the Supervisory Board remain in office for a period not exceeding four years and are eligible for re-election. The term of a member of the Supervisory Board comes to an end immediately after the annual shareholders' meeting of the last year of his term. Members of the Supervisory Board can be dismissed at any time by the vote of a majority of our shareholders. Each year, there may be one or more directors who have reached the end of their current term of office and may be reappointed.

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

Shareholder meetings
Our annual general shareholders' meeting is generally held annually on the third Thursday of May at 10:30 a.m. (Central European Time). If this day is a legal holiday, the meeting is generally held on the preceding business day.

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

A shareholder only has the right to be admitted to and to vote at the general shareholders' meeting on the basis of the registration of the shares on the fourteenth calendar day at 12 p.m. (Belgian time) preceding the date of the meeting, the day of the meeting not included (such fourteenth calendar day the "Record Date"), either by registration in the Company's register of registered shares, either by their registration in the accounts of an authorized custody account keeper or clearing institution, regardless of the number of shares owned by the shareholder on the day of the general shareholders' meeting.

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
A shareholder of shares which are tradable on the NYSE only has the right to be admitted to and vote at a general meeting of shareholders if such shareholder complies with the conditions and formalities set out in the convening notice, as decided upon by the Supervisory Board in compliance with all applicable legal provisions.
The convening notice for each general shareholders' meeting shall be disclosed to our shareholders in compliance with all applicable legal terms and provisions, including on our website https://cmb.tech.
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
In accordance with the provisions of the Belgian Code of Companies and Associations and our CAA, the Company, when issuing shares, has the authority to limit or cancel the preferential subscription right of the shareholders in the interest of the Company in respect of such issuance. This limitation or cancellation can be decided upon in favor of one or more particular persons subscribing to that issuance.
When canceling the preferential right of the shareholders, priority may be given to the existing shareholders for the allocation of the newly issued shares.
Disclosure of major shareholdings
In accordance with the Belgian law relating to disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach the minimum disclosure threshold of 5% of the Company's issued voting share capital, shareholders are required to notify the Company and the FSMA, of such change as soon as possible and in any event within four trading days. Further details in this respect can be found on the website of the FSMA: https://www.fsma.be/en/shareholding-structure-0. The information contained on this website does not form a part of this annual report.

Purchase and sale of our own shares
Article 13 of our CAA contains the principle that the Company and its direct and indirect subsidiaries may acquire and sell the Company's own shares under the conditions laid down by law. With respect to the acquisition of the Company's own shares, a prior resolution of the General Meeting is required to authorize the Company to acquire its own shares. Such an authorization was granted by a special general meeting of the Company's shareholders on June 23, 2021 and remains valid for a period of five years as from the publication in the Annexes to the Belgian Official Gazette of the decision taken by such general meeting.
Pursuant to this authorization, the Company may acquire a maximum of ten percent (10%) of the existing shares of the Company at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01. Shares that the Company acquires are held in treasury and are not allowed to vote.

Anti-takeover effect of certain provisions of our Articles of Association
Our CAA contain provisions which may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Supervisory Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
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

Limitations on the right to own securities
Neither Belgian law nor our CAA imposes any general limitation on the right of non-residents or foreign persons to hold our ordinary shares or exercise voting rights on our ordinary shares other than those limitations that would generally apply to all shareholders.
Transfer agent
The registrar and transfer agent for our ordinary shares in the United States is Computershare Trust Company N.A. Our Belgian Register is maintained by Euroclear Belgium.

C. Material contracts

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business or those attached as exhibits hereto or otherwise described herein.

D. Exchange controls

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

E. Taxation

United States federal income tax considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership of our ordinary shares. This discussion does not purport to deal with the tax consequences of owning ordinary shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our ordinary shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, persons that will hold the ordinary shares as part of a hedging transaction, "straddle" (conversion transaction) persons who are deemed to sell the ordinary shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement," persons subject to the "base erosion and anti-avoidance" tax, and persons who are liable for an alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements and existing and proposed regulations issued by the United States Department of the Treasury (the "Treasury Regulations"), all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who purchase ordinary and hold the ordinary shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the "Company," "we" and "us" are to CMB.TECH NV and its subsidiaries on a consolidated basis.
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

Exemption of operating income from U.S. federal income taxation

Under the U.S.-Belgian Tax Treaty, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the U.S.-Belgian Tax Treaty. We believe that we satisfy the requirements for exemption under the U.S.- Belgian Tax Treaty for our 2024 taxable year and expect to continue to do so for our future taxable years. Alternatively, we may qualify for exemption under Section 883, as discussed below.

Under Section 883 of the Code and the regulations there under, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1) we are organized in a foreign country, or our country of organization, that grants an "equivalent exemption" to corporations organized in the United States; and

(2) either

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, (the "50% Ownership Test)", or

(B) our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, ("Publicly-Traded Test").

Each of the jurisdictions where our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

We do not currently anticipate relying exclusively on the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

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

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year ("trading frequency test"); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year ("trading volume test"). We believe we satisfied the trading frequency and trading volume tests for the 2024 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock ("5 Percent Override Rule").

For purposes of being able to determine the persons who own 5% or more of our stock (5% Shareholders), the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our ordinary shares. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

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

We have a significant 5% Shareholder that owns more than 50% of our ordinary shares. Therefore, the 5 Percent Override Rule is triggered. Provided that there are sufficient beneficial owners and we satisfy certain other requirements, we may be able to treat the 5% Shareholder as a qualified 5% Shareholder. We expect to satisfy the exception from the 5 Percent Override Rule, and therefore should be eligible to for the exemption under Section 883 of the Code.

We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2024 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Shareholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified Shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.

We and/or one or more of our subsidiaries (collectively referred to as “we” for purposes of this paragraph) may also, or in the alternative, qualify for benefits of the U.S.-Belgium Treaty, which would also exempt us from U.S. federal income tax. Whether we so qualify depends, among other things, on whether we satisfy the limitation on benefits article of the U.S.-Belgium Treaty. In particular, we would generally satisfy the limitation on benefits article if we can establish that we are engaged in the active conduct of a trade or business in Belgium, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in Belgium is substantial in relation to our trade or business activity in the United States. Additionally, we may also be able to satisfy the limitation on benefits article of the U.S.-Belgium Treaty if we can establish that our principal class of shares is regularly traded on a recognized stock exchange, such as the NYSE. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will qualify for exemption from tax under the U.S.-Belgium Treaty, or that the IRS or a court of law will agree with our determination in this regard.

Therefore, if we cannot qualify for benefits under the U.S.-Belgium Treaty or satisfy the requirements of Section 883 of the Code, we would be subject to United States taxation on our U.S. source shipping income.

Taxation in the absence of treaty benefits or exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions ("4% gross basis tax regime"). Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

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

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

–We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
–Substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

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

Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holders at preferential tax rates provided that (1) either we qualify for the benefits of the U.S.-Belgian Tax Treaty (which we expect to be the case) or the ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our ordinary shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Non-Corporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such ordinary share); and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar related property. There is no assurance that any dividends paid on our ordinary shares will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder.

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

Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if (a) CMB.TECH is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of CMB.TECH's earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of its dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of CMB.TECH's earnings and profits from sources within the U.S. for such taxable year divided by the total amount of CMB.TECH's earnings and profits for such taxable year.

The rules related to U.S. foreign tax credits are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available.

Special rules may apply to any "extraordinary dividend" generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a U.S. Non-Corporate Holder's adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in a share of ordinary shares paid by us. If we pay an "extraordinary dividend" on our ordinary shares that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.
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

Passive Foreign Investment Company

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC, for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

–At least 75 percent of the corporation's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
–At least 50 percent of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

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

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. We have not sought, and we do not expect to seek, a ruling from the IRS, on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

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

Taxation of U.S. Holders making a timely QEF Election

If a U.S. Holder makes a timely QEF election (an "Electing Holder"), the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and such U.S.

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

Taxation of U.S. Holders not making a timely QEF or Mark-to-Market election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year ("Non-Electing Holder"), would be subject to special rules with respect to (1) any excess distribution (the portion of any distributions received by the Non-Electing Holder on our ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period before the taxable year for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of our ordinary shares. Under these special rules:

–The excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the ordinary shares;
–The amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
–The amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Sale, exchange or other disposition of ordinary shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless:

–The gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or
–The Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup withholding and information reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:

–Fails to provide an accurate taxpayer identification number;
–Is notified by the IRS that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or
–In certain circumstances, fails to comply with applicable certification requirements.
–Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.

If a Non-U.S. Holder sells his ordinary shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his ordinary shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells ordinary shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

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

Belgian tax considerations

In the opinion of Monard Law, our Belgian counsel, the following are the material Belgian federal income tax consequences of the acquisition, ownership and disposal of ordinary shares by an investor, but this summary does not purport to address all tax consequences of the ownership and disposal of ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ordinary shares as a position in a straddle, share-repurchase transactions, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the tax regime applicable to ordinary shares held by Belgian tax residents through a fixed basis or a permanent establishment ("PE") situated outside Belgium. In particular, this summary does not address any local taxes that may be due in connection with the ownership and disposal of ordinary shares, other than Belgian local surcharges which generally vary from 0% to 9% of the investor's income tax liability.

For purposes of this summary, a Belgian resident is:

–an individual subject to Belgian personal income tax, i.e., an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law;
–a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e., a corporate entity that has its statutory seat (unless it can be proved that the tax residence of the company is situated in a State other than Belgium), its main establishment, its administrative seat or seat of management in Belgium;
–an Organization for Financing Pensions subject to Belgian corporate income tax, i.e., a Belgian pension fund incorporated in the form of an Organization for Financing Pensions; or
–a legal entity subject to Belgian income tax on legal entities, i.e., a legal entity other than a company subject to Belgian corporate income tax, that has its main establishment, its administrative seat or its seat of management in Belgium.

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

Belgian taxation of dividends on ordinary shares

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Code of Companies and Associations is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the contributions made in exchange for the issuance of profit sharing certificates. However, a repayment of capital which is carried out in accordance with the Belgian Code of Companies and Associations, will be deemed to be derived proportionally (i) from the fiscal capital of the Company and (ii) from certain existing taxed reserves (irrespective of whether they are incorporated into the capital) and/or of the tax-free reserves incorporated into the capital. Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may, subject to certain conditions, not be considered as a dividend distribution. Such portion is determined on the basis of the ratio of the taxed reserves (except for the legal reserve up to the legal minimum and certain unavailable reserves) and the tax-free reserves incorporated into the capital (with a few exceptions) over the aggregate of such reserves and the fiscal capital.

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

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in the case where the U.S. shareholder is a company which holds at least 10% of the ordinary shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a U.S. company which has held at least 10% of the ordinary shares in the Company for a period of at least 12 months ending on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisors to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

Belgian resident individuals

For Belgian resident individuals who acquire and hold the ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report (the gross amount of) the dividends in their personal income tax return. Where such an individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer's overall declared income (local surcharges will not apply). The first EUR 833 (amount applicable for income year 2024, EUR 859 for income year 2025) of reported ordinary dividend income will be exempt from Belgian tax. This exemption from Belgian tax has to be claimed by each taxpayer via their tax declaration. For the avoidance of doubt, all reported dividends are taken into account to assess whether the said maximum amount is reached. In addition, if the dividends are reported, the Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the final personal income tax liability by at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the ordinary shares. This condition is not applicable if the individual can demonstrate that he has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends.

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

Belgian resident companies

Corporate income tax

For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 25% for assessment year 2026 in relation to financial years starting on or after January 1, 2025, unless the reduced corporate income tax rates apply. Subject to certain conditions, a reduced corporate income tax rate of 20% as of year 2020 (i.e., for financial years starting on or after January 1, 2020) applies for Small and Medium Sized Enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Code of Companies and Associations) on the first EUR 100,000 of taxable profits.

Any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable (a) if the taxpayer can demonstrate that it has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends; or (b) if, during the said period, the ordinary shares never belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a permanent establishment in Belgium.

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

The Conditions for the application of the Dividend Received Deduction Regime depend on a factual analysis, upon each dividend distribution, and for this reason the availability of this regime should be verified upon each dividend distribution. Please note that the Belgian government announced a tax reform which also includes more strict rules to apply the Dividend Deduction Regime. On the date of this form 20-F, no draft bill implementing the tax reform was published.

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

Belgian resident organizations for financing pensions

For organizations for financing pensions ("OFPs"), i.e., Belgian pension funds incorporated in the form of an OFP ("organismen voor de financiering van pensioenen"/"organismes de financement de pensions") within the meaning of Article 8 of the Belgian Act of October 27, 2006, the dividend income is generally tax exempt.

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

Dividends distributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity may be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 833 (amount applicable for income year 2024 - EUR 859 for income year 2025) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the ordinary shares) are taken into account to assess whether the said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied is credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return must be filed by the non-resident individual, any Belgian withholding tax levied could in principle be reclaimed by filing a certified, dated and signed written request addressed to the tax official of the Centre for Foreign Taxpayers ("Centrum Buitenland"/"Centre Etrangers"). Such a request must be filed no later than on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain supporting documents.

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

If the non-resident company holds a minimum participation for less than one year at the time the dividends are paid on or attributed to the ordinary shares, the Company must deduct the withholding tax but does not need to transfer it to the Belgian Treasury provided that the non-resident company provides the Company or its paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the ordinary shares, and its commitment to hold the ordinary shares for an uninterrupted period of at least one year. The non-resident company must also inform the Company or its paying agent when the one-year period has expired or if its shareholding drops below 10% of the Company's share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax which was temporarily withheld, will be paid to the non-resident company.

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

Dividends distributed by a Belgian company to a non-resident company will be exempt from withholding tax, provided that (i) the non-resident company is established in the European Economic Area or in a country with which Belgium has concluded a tax treaty that includes a qualifying exchange of information clause, (ii) the non-resident company is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (iii) the non-resident company does not satisfy the 10% participation threshold but has a participation in the Belgian company with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to ordinary shares which are or will be held in full ownership for at least one year without interruption; and (v) the non-resident company has a legal form as listed in the annex to the Parent-Subsidiary Directive, as amended from time to time, or has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to a "besloten vennootschap met beperkte aansprakelijkheid"/"société privée à responsabilité limitée", a "coöperatieve vennootschap met onbeperkte aansprakelijkheid"/"société cooperative à responsabilité illimitée" and a "gewone commanditaire vennootschap"/"société en commandite simple" should also be understood as a reference to the "besloten vennootschap"/"société à responsabilité limitée", the "coöperatieve vennootschap"/"société cooperative" and the "commanditaire vennootschap"/"société en commandite" respectively) and that is governed by the laws of another Member State of the European Economic Area ("EEA"), or by the law of a country with which Belgium has concluded a qualifying double tax treaty. This exemption applies to the extent that the withholding tax, which would have been due if this exemption did not exist, would not be creditable nor reimbursable in the hands of the non-resident company. The Company should also meet conditions (ii) and (v) in order for the exemption to be applicable.

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

Belgian dividend withholding tax is subject to such relief as may be available under applicable double tax treaty provisions. Belgium has concluded double tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions related, among other things, to the size of the shareholding and certain identification formalities. Such reduction may be obtained either directly at source or through a refund of taxes withheld in excess of the applicable tax treaty rate. The U.S. – Belgium Tax Treaty provides for a reduced withholding tax or a withholding tax exemption, if certain conditions are met (see above). A claim for reimbursement of amounts withheld in excess of the rate defined by the double tax treaty (Form 276 Div-Aut) can be filed with KMO Centrum Specifieke Materies – Team 6 – Kruidtuinlaan 50, mailbox 3429, 1000 Brussels, Belgium or foreigners.team6@minfin.fed.be.

Prospective holders should consult their own tax advisors to determine whether they qualify for a reduction in withholding tax upon payment or attribution of dividends, and, if so, to understand the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Belgian taxation of capital gains and losses on ordinary shares

Belgian resident individuals

In principle, Belgian resident individuals acquiring the ordinary shares as a private investment should not be subject to Belgian capital gains tax on a later disposal of the ordinary shares, and capital losses will not be tax deductible. Please note that the Belgian government recently announced to introduce a capital gains tax of 10%. This tax has still to be implemented in Belgian law. On the date of the Form 20-F, no draft bill has been published.

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

Capital gains realized upon disposal of (part of) a substantial participation in a Belgian company (i.e., a participation representing more than 25% of the share capital of the Company at any time during the last five years prior to the disposal) may, however, under certain circumstances, be subject to income tax in Belgium at a rate of 16.5%.

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

The annual tax on securities accounts is in principle due by the financial intermediary established or located in Belgium. Otherwise, the annual tax on securities accounts needs to be declared and is due by the holder of the securities accounts itself, unless the holder provides evidence that the annual tax on securities accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In that respect, intermediaries located or established outside of Belgium could appoint an Annual Tax on Securities Accounts Representative in Belgium. Such a representative is then liable towards the Belgian Treasury ("Thesaurie"/"Trésorerie") for the annual tax on securities accounts due and for complying with certain reporting obligations in that respect. If the holder of the securities accounts itself is liable for reporting obligations (e.g., when a Belgian resident holds a securities account abroad with an average value higher than EUR 1,000,000), the tax return for the annual tax on securities accounts must be filed on July 15 of the year following the year on which the tax was calculated, at the latest, irrespective of whether the Belgian resident is an individual or a legal entity. In the latter case, the annual tax on securities accounts must be paid by the taxpayer on August 31 of the year following the year on which the tax was calculated, at the latest.

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

A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the Belgian Investor, unless that Belgian Investor can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian Stock Exchange Tax Representative, which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary. If the Belgian Stock Exchange Tax Representative has paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transactions.

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

Application of the Tonnage Tax Regime to the Company

The Belgian Ministry of Finance approved CMB.TECH NV's application on October 23, 2013 for beneficial tax treatment of certain of our vessel operations income. Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis, Tonnage Tax Regime, an alternative way of calculating taxable income of operating qualifying ships. Taxable profits are calculated by reference to the net tonnage of the qualifying vessels a company operates, independent of the actual earnings (profit or loss) for Belgian corporate income tax purposes). This Tonnage Tax Regime was initially granted for 10 years and was renewed for an additional 10-year period in 2013. The Belgian Ruling Commission formally confirmed that the Tonnage Tax Regime applies until the end of 2023. On 16 April 2024, the Belgian Ruling Commission formally confirmed that the Company can apply the Tonnage Tax Regime as of January 1, 2024 for a period of 10 years.

Furthermore, the Belgian Ministry of Finance approved CMB.TECH BELGIUM NV's application on January 17, 2023 for beneficial tax treatment of her vessel operations income. This Tonnage Tax Regime is granted for 10 years and can be renewed for an additional 10-year period in 2033.

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

The Draft Directive currently stipulates that once the FTT enters into force, the Participating Member States will not maintain or introduce taxes on financial transactions other than the FTT (or value added tax ("VAT") as provided in Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force.

However, the Draft Directive on the FTT remains subject to negotiations between the Participating Member States.

As there was no agreement by the end of 2022, the EU Commission will itself propose a new resource, based on a new FTT. A proposal was scheduled for June 2024, with an envisaged entry into force as of January 1, 2026. However, the negotiations are currently at a standstill.

Prospective investors should consult their own professional advisors in relation to the FTT.

Pillar Two

On December 20, 2021, the OECD released the Pillar Two Model Rules (also referred to as the "Anti Global Base Erosion" or "GloBE" Rules). These rules are part of the Two-Pillar Solution to address the tax challenges of the digitalization of the economy that was agreed by 137 member jurisdictions of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting ("BEPS") and endorsed by the G20 Finance Ministers and Leaders in October 2021.

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

EU Member States had until December 31, 2023 to transpose the Minimum Tax Directive into national legislation with the rules to be applicable for fiscal years starting on or after December 31, 2023, with the exception of the Undertaxed Profit Rule ("UTPR") which will be applicable for fiscal years starting on or after December 31, 2024. Belgium has timely implemented the Minimum Tax Directive by the law of December 19, 2023. Countries outside the EU are also starting to implement the Pillar Two Model Rules as agreed by the G20/OECD Inclusive Framework on BEPS in their national laws.

Under the Pillar Two Model Rules as provided by the Minimum Tax Directive and as implemented in Belgium, the income (or loss) is calculated based on financial accounts, which provides a base that is harmonized across all jurisdictions. Certain adjustments are provided to align the financial accounts with tax purposes, including an exclusion for international shipping income and safe harbor rules. Countries may introduce domestic minimum taxes.

We have determined that the global minimum top-up tax, which is required to be paid under Pillar Two legislation, is an income tax in the scope of IAS 12. We have applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. The impact for the group was assessed and it was concluded that a limited top – up tax was applicable for 2024. An advance payment to cover for the estimated top up tax was made in December 2024 by the ultimate parent entity.

ATAD3

On December 22, 2021, the EU Commission published a draft directive to "tackle the misuse of shell entities for tax purposes" ("ATAD3" or the "Unshell Directive"). The draft directive was intended to be implemented in national legislation by January 1, 2025, but negotiations are however still pending.

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

FASTER

On January 10, 2025, the Council Directive (EU) 2025/50 on faster and safer relief of excess withholding taxes (“FASTER”) was published in the EU's Official Journal.

FASTER aims to simplify and standardize the procedures in order to obtain a refund of withholding tax by introducing a common EU digital tax residence certificate and two fast-track procedures complementing the existing standard refund procedure.

The Directive has to be implemented into national legislation by December 31, 2028. The national rules will have to become applicable from January 1, 2030.

Investors should consult their own professional advisors in relation to FASTER.

F.          Dividends and paying agents

Not applicable.

G.          Statement by experts

Not applicable.

H.          Documents on display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at https://cmb.tech.  This web address is provided as an inactive textual reference only.  Information contained on our website does not constitute part of this annual report.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address: CMB.TECH NV, De Gerlachekaai 20, 2000 Antwerp, Belgium, Telephone: +32 3 247 44 11.

I.          Subsidiary information

Not applicable.

J.         Annual report to security holders

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured and unsecured credit facilities. Since July 1, 2023 all amounts borrowed under the credit facilities bear interest at a rate equal to SOFR or EURIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percent increase in SOFR or EURIBOR would have increased our interest expense for the year ended December 31, 2024 by approximately $14.0 million ($13.8 million in 2023).
Currency risk

We are exposed to currency risk related to our operating expenses and treasury notes expressed in euros. In 2024, about 29.6% of the total operating expenses were incurred in euros (2023: 18.6%). Revenue and financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2024 would have decreased our profit or loss by $19.7 million (2023: $13.4 million). A 10 percent weakening of the euro against the dollar at December 31, 2024 would have had the equal but opposite effect.
Credit risk

We are exposed to credit risk from our operating activities (primarily for loans and guarantees, trade receivables and available liquidity under our credit revolving facilities) and from our financing activities, including credit risk related to undrawn portions of our facilities and deposits with banks and financial institutions. We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions. The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on the rating agency, Standard & Poor's Financial Services LLC. We employ a robust risk management framework to evaluate and address customer risk effectively. Through a detailed assessment, we evaluate customers based on credit and financial risk criteria sourced from specialized providers, direct interactions and internal business intelligence, dictating various aspects of engagement such as credit exposure limits, payment terms and acceptability of indemnity letters. Management oversees categorization and risk mitigation measures, especially for higher-risk customers. Regular assessments and ongoing monitoring allow us to adapt to evolving risks, ensuring prudent business relationships.
Market risk

Historically, the shipping markets have been volatile due to numerous factors affecting the price, supply and demand for vessel capacity across different segments. Changes in global trade patterns, geopolitical events, regulatory developments and macroeconomic conditions can materially impact our revenues, profitability and cash flows. In the tanker market, fluctuations in demand for oil transportation over longer distances, changes in global refinery capacity and shifts in trade flows significantly influence freight rates. A substantial portion of our tanker fleet is exposed to the spot market, where volatility can have a direct impact on earnings. The container shipping market is driven by global consumer demand, port congestion, supply chain disruptions and fleet capacity. Periods of high volatility, as seen in recent years, can lead to significant swings in freight rates and vessel utilization. In the dry bulk market, earnings are influenced by demand for commodities such as iron ore, coal and grain, as well as seasonal variations and fleet supply. Market fluctuations can be exacerbated by macroeconomic conditions, trade policies and weather-related disruptions. The chemical tanker market is impacted by the production and distribution of petrochemicals, specialty chemicals and biofuels. Demand is linked to industrial activity and regulatory changes, while the supply side is affected by fleet renewal and environmental regulations. The offshore wind market is subject to policy support for renewable energy, project financing and technological advancements. Demand for CSOVs and installation vessels is closely tied to offshore wind farm developments and construction timelines. Market risks include regulatory uncertainty, supply chain constraints and fluctuations in project execution schedules. Every increase (decrease) of $1,000 on a spot freight market (VLCC, Suezmax, Newcastlemax, coaster, container, chemical tanker and CSOV) per day would have increased (decreased) profit or loss by $14.5 million in 2024 (2023: $20.3 million).
For further information, please see Note 20 to our consolidated financial statements included herein.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure of controls and procedures

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B. Management's annual report on internal control over financial reporting

In accordance with Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2024 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), in 2013.

As permitted by SEC guidance, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting excluded the internal controls of CMB.TECH Enterprises, which was acquired on February 8, 2024. The operations of CMB.TECH Enterprises are included in the Company’s consolidated financial statements for the year ended December 31, 2024, and represented approximately 46.5% of the Company’s consolidated total assets and 21.1% of total revenues as of and for the year then ended.

Based on its assessment, management concluded that, excluding the internal control over financial reporting of the acquired entity described above, the Company maintained effective internal control over financial reporting as of December 31, 2024, based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).

C. Report of Independent Registered Public Accounting Firm.

Shareholders and Board of Directors
CMB.TECH NV
Antwerp, Belgium

Opinion on Internal Control over Financial Reporting

We have audited CMB.TECH NV’s (the “Company’s”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes and our report dated April 9, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15B, Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As indicated in the accompanying “Item 15B, Management’s Annual Report on Internal Control over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of CMB.TECH Enterprises NV, which was acquired on February 8, 2024, and which is included in the consolidated statement of financial position of the Company as of December 31, 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the year then ended. CMB.TECH Enterprises NV constituted 46.5% and 57.7% of total assets and net assets, respectively, as of December 31, 2024, and 21.1% and 1.3% of revenues and net income, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of CMB.TECH Enterprises NV because of the timing of the acquisition which was completed on February 8, 2024. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of CMB.TECH Enterprises NV.

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

/s/ BDO Bedrijfsrevisoren BV
Antwerp, Belgium
April 9, 2025

D. Changes in internal control over financial reporting

In connection with the acquisition of CMB's subsidiary, at the time named CMB.TECH NV (now CMB.TECH Enterprises), we are in the process of integrating CMB.TECH Enterprises into our operations and evaluating any associated changes to our internal control over financial reporting. While this integration is ongoing, we have implemented additional review and reconciliation procedures to ensure the accuracy of financial reporting related to CMB.TECH Enterprises.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of CMB.TECH Enterprises, which we acquired on February 8, 2024. This entity is included in our consolidated financial statements and constituted 46.5% of total assets and 21.1% of revenues as of and for the year ended on December 31, 2024.

Other than the integration-related procedures described above, there were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the NYSE, the U.S. exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as the Audit and Risk Committee, whose members as of December 31, 2024, are Mr. De Brabandere, as Chair, Ms. Scheers and Mr. Molis.

Our Supervisory Board has determined that Mr. De Brabandere is an audit committee financial expert, as such term is defined under U.S. securities laws, and independent, as such term is defined under the U.S. securities laws and the NYSE rules and regulations.

ITEM 16B.    CODE OF ETHICS
We have adopted a code of conduct that applies to our directors, officers, employees and certain persons performing similar functions. A copy of our code of conduct is available on our website at https://cmb.tech. We will also provide a hard copy of our code of conduct free of charge upon written request of a shareholder.
Our code of conduct is also filed as Exhibit 11.1 to this annual report.
Shareholders may also request a copy of our code of conduct at no cost, by writing or telephoning us at the following address:
CMB.TECH NV, De Gerlachekaai 20, 2000 Antwerp, Belgium.
Telephone: +32 3 247 44 11

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES

In accordance with the provisions mentioned in Article 27 of our CAA, the Company’s independent auditor is appointed by the general shareholders’ meeting for a renewable period of three years.
Our principal accountants for the years ended December 31, 2023 and 2024 were BDO Bedrijfsrevisoren BV/SRL (BDO) - BDO Réviseurs d'Entreprises (PCAOB ID: 1432), located at Da Vincilaan 9 E.6, Zaventem, B1930, Belgium.
The following table sets forth the fees related to audit, tax and other services provided by BDO.

(in U.S. dollars)	December 31, 2024	December 31, 2023
Audit fees	2,090,730	1,914,792
Audit-related fees	—	—
Taxation fees	—	19,250
All other fees	3,478	78,365
Total	2,094,208	2,012,408

Audit fees

Audit fees are fees billed for the audit of our annual financial statements or for services that are normally provided by our independent audit firms in connection with our statutory and regulatory filings and engagements (as applicable) services that provide assurance on the fair presentation of financial statements and generally encompass the following specific elements:

–an audit opinion on our consolidated financial statements;
–an audit opinion on the statutory financial statements of individual companies within our consolidated group of companies, where legally required;
–a review opinion on interim financial statements; and
–in general, any opinion assigned to the statutory auditor by local legislation or regulations.

The 2024 audit fees include fees for the legally required review procedures with regard to the third-quarter interim dividend which is related to one of its subsidiaries as well as the contributions in kind for four of its subsidiaries. Additionally, they include the audit of the opening balance sheet of CMB.TECH Enterprises following its acquisition, regulatory required related party procedures regarding the sale of five Suezmax vessels, agreed upon procedures on European Market Infrastructure Regulation ("EMIR") reporting, and the preliminary assessment in view of the first year of sustainability reporting.

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

All other fees
The other fees are related to an Agreed upon Procedures engagement on the written statement of CMB.TECH NV on the job creation and preservation commitments pursuant to article 22/2, 7° of the Flemish Region Act of February 6, 2004, as amended, supplemented or extended from time to time, for CMB.TECH in the context of the Company's compliance with the Flemish Government Decree of April 15, 2009, as amended, supplemented or extended from time to time, in respect of the guarantee agreement of April 7, 2021. The 2023 other fees also relate to the agreed upon procedures in Tankers International regarding TI Pool revenue and iXBRL review in TUKA & International.

The Supervisory Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the approval of each of the additional audit and non-audit related services to be provided by the appointed auditor under such engagement by the Company. The Supervisory Board approved all services provided by our principal auditors in 2024 and 2023 were approved by the Supervisory Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE
Independence of Directors
The NYSE requires that a U.S. listed company maintain a majority of independent directors. Our Supervisory Board currently consists of six members. The NYSE and Belgian law have different "independence" standards with respect to a company's directors. Under NYSE listing rules, our Supervisory Board has determined that each of Mrs. De Brabandere, Molis and Bøe and Mss. De Nul and Scheers is independent. Under Belgian law, our Supervisory Board has determined that each of Ms. De Nul, Mr. Molis and Ms. Scheers is independent.
Executive sessions
The NYSE requires that Supervisory Board Members meet regularly in executive sessions without presence of the Management Board. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Belgian law, closed sessions of our Supervisory Board may comprise both independent and non-independent Supervisory Board members.
Compensation Committee and Nominating/Corporate Governance Committee
The NYSE requires that a listed U.S. company has a compensation committee and a nominating/corporate governance committee of independent directors. The Company's Corporate Governance and Nomination Committee, as well as the Remuneration Committee, currently consist entirely of independent members under NYSE standards. In accordance with Belgian corporate law and corporate governance standards, both Committees must at all times maintain a majority of independent members (in accordance with Belgian independence standards).
Audit committee
The NYSE requires, among other things, that a listed U.S. company has an audit committee comprised of a minimum of three directors, who are all independent. Under Belgian law, our Audit and Risk Committee need not be comprised of three entirely independent members, but it must at all times count among its members at least one independent member (in accordance with Belgian independence standards).
Although we are not required to do so under the NYSE rules and Rule 10A-3 under the Exchange Act, our Audit and Risk Committee is currently comprised of three independent members in accordance with the Exchange Act and NYSE rules as well as according to Belgian independence standards.
Corporate governance guidelines
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
Shareholder approval of securities issuances
The NYSE requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices under the laws of Belgium for authorizing issuances of securities.
Proxies
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
Information about our corporate governance practices may also be found on our website, https://cmb.tech, in the section "Investors" under "Corporate Governance." The information contained on our website does not form a part of this annual report.

Clawback Policy
On December, 5, 2023, we adopted a policy regarding the recovery of erroneously awarded compensation ("Clawback Policy") in accordance with the applicable rules of the NYSE and Section 10D and Rule 10D-1 of the Exchange Act, as amended. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data, or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. Our Supervisory Board administers our Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery. Our "Clawback Policy" is filed as Exhibit 4.46 to this annual report.

ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.     INSIDER TRADING DISCLOSURE

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards.

The "Insider Trading Policy - Dealing Code" is filed as Exhibit 2.3 to this annual report.

ITEM 16K.     CYBERSECURITY

We are is actively working towards establishing ourselves as a trustworthy resilient shipping organization giving high priority to cybersecurity. Throughout 2024, the heightened awareness on cybersecurity matters within the Company has been instrumental in identifying and addressing critical cybersecurity challenges both onshore and offshore.

The evolving threat landscape, the broadening attack surface, and the ongoing commitment to transparency necessitate active collaboration with our strategic partners. Together, we are dedicated to securing and fortifying a reliable information security data platform that prioritizes data security. This commitment aligns seamlessly with our enhanced cybersecurity and data protection policy, inclusive of comprehensive mitigation measures and a meticulously incident response plan. We conduct regular risk assessments for both operational technology and information technology ("IT") systems, implementing corresponding mitigating actions.

Our IT organization continually monitors for threats using a variety of tools, processes and third-party auditing. A dedicated Chief Information Security Officer role was put in place during 2024 to ensure continuous attention on this. Next to that, a third party organization has installed a "Security Information and Event Management" / "Security Operations Center" to monitor and respond security incidents.

When threats are identified, our Computer Security Incident Response Team is activated to contain, eradicate and recover from the incident swiftly and methodically.

We place a strong emphasis on the continuous training of shore-based personnel, crew and contractors in cybersecurity protocols. Regular updates are designed to ensure that our team remains well-versed in the latest developments. Additionally, cybersecurity awareness training sessions and exercises are conducted for both onshore and onboard personnel with an emphasis on all kinds of phishing techniques.

Our fleet endeavors to be at the forefront of adopting secure technologies. Collaborating closely with service and product vendors is pivotal in validating real-world, standards-based cybersecurity capabilities that effectively address business needs onboard. Our goal is to introduce advanced cybersecurity measures and secure infrastructure that not only inspire technological innovation but also foster the growth of our fleet.

We attempt to achieve our cybersecurity goals through:

Practical cybersecurity:
–Implementation of standards-based, cost-effective, repeatable and scalable cybersecurity solutions to secure data and digital infrastructure.

Cyber compliance:
–Employing methods and tools to ensure compliance with cybersecurity best practices and regulatory frameworks.

Vulnerability scans :
–To enhance our cybersecurity posture, we have also incorporated regular vulnerability scans into our cybersecurity strategy.
–These scans play a pivotal role in identifying and addressing potential weaknesses, contributing to the overall resilience of our systems and data protection measures.
–This proactive approach ensures that our cybersecurity initiatives remain adaptive and responsive to the evolving threat landscape.

Centralized management and monitoring:
–Implementing a remote management and monitoring platform to gain a comprehensive overview of the fleet.
–Providing secure, monitored and recorded remote access to all IT infrastructure, including vessel assets, all user endpoint devices and other active network components.

Commitment to cybersecurity audit of the IT landscape by external partner
–On a yearly basis, a cybersecurity audit is planned, including a vulnerability scan on year one and a Penetration testing (better known as PEN testing) on year two.
–We routinely coordinate with auditors and other third-party partners, to help ensure our systems are evaluated and held to the utmost security standards. The outcome of these sessions results in policy and procedure updates to prevent and resolve cybersecurity incidents in a timely manner.

Advanced antivirus and Endpoint Detection and Response ("EDR"):
–We have deployed an EDR solution for continuous monitoring and response to advanced threats on all endpoints in or connecting to the CMB.TECH IT landscape. An escalation matrix to action critical and high impact incidents is put in place to ensure consistent coverage and actioning of these incidents.
–Establishing centralized dashboards for on-shore and off-shore visibility into endpoint security status and alerts.

Governance on cybersecurity strategy, continuous improvement and incident response
–An overview of cybersecurity incidents, detailing what the criticality is of the incident, who is involved, what is involved, and what is being done to mitigate all risks associated with the incident, is to be provided at our IT Steering Committee meetings. Based on critical incidents reported, plans for measures to avoid these incidents from happening in the future are decided on the IT Steering Committee and follow up on implementation is done in subsequent IT Steering Committees.
–Cybersecurity incidents classified as critical and having financial impact are communicated immediately to all members of the IT Steering Committee by our Chief Information and Security Officer ("CISO").
–Within our IT organization, a monthly meeting is held to review all aspects of cybersecurity. Discussion topics include, but are not limited to, current or recent incidents, upcoming threats, review of software and hardware vulnerabilities, upcoming policy and procedure changes and recommendations from third party partners are a few examples of topics discussed.

Members of the IT Steering Committee include:
–include all members of the Management Board;
–our Internal Audit team;
–Operations Director;
–Technical Director;
–Chief Technology Officer ("CTO");
–our Head of Accounting;
–our Heads of business;
–and our Head of IT.

Our Head of IT is responsible for assessing and managing all risks from cybersecurity threats, assisted by the CISO reporting to the Head of IT. Our CISO is qualified to assess all risks from cybersecurity threats.

All detected cybersecurity incidents in 2024 were resolved in an efficient manner. Due to the swift and methodical actions taken by the IT Organization, external security operations partners and other relevant stakeholders, there were no material adverse effects on the Company's business, strategies or visions.

We continually strive to advance and adapt to the evolving world of cybersecurity so that we may resolve any future cybersecurity incidents using improved techniques and processes.

We remain steadfast in our commitment to fortifying its cybersecurity posture, embracing technological advancements, and fostering a secure environment for its maritime and land-based operations.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See "Item 18. Financial Statements".

ITEM 18.    FINANCIAL STATEMENTS
The financial statements, together with the report of BDO Bedrijfsrevisoren - BDO Réviseurs d'enterprises thereon, are set forth on page F-2 and are filed as a part of this annual report.
The report of KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL (PCAOB ID: 1050) is set forth on page F-4 and are filed as a part of this annual report.

ITEM 19.    EXHIBITS

Exhibit No.	Description

1.1	Coordinated Articles of Association (11)

1.2	Coordinated Articles of Association (amended as of July 2, 2024)

2.1	Form of Ordinary Share Certificate (1)

2.2	Description of Securities (11)

2.3	Insider Trading Policy - Dealing Code

4.1	Euronav NV Stock Option Plan, dated December 16, 2013 (1)

4.2	$700 Million Senior Secured Credit Facility, dated August 28, 2019 (9)

4.3	Nordic Bond Tap Issue Addendum (9)

4.4	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 19, 2018 (8)

4.5	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated November 12, 2018 (8)

4.6	Side Letter to Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated January 4, 2019 (8)

4.7	Supplemental Agreement to a $409.5 Million Senior Secured Credit Facility, dated February 7, 2019 (8)

4.8	Supplemental Agreement to a $173.5 Million Senior Secured Credit Facility, dated August 7, 2018 (8)

4.9	Supplemental Letter Relating to the $750.0 Million Secured Loan Facility, dated August 30, 2016 (4)

4.10	Co-ordination Deed relating to a $173.5 Million Senior Secured Credit Facility, dated August 9, 2018 (8)

4.11	Notification Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.12	Dealer Accession Letter relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.13	$108.5 Million Senior Secured Credit Facility, dated April 25, 2017 (6)

4.14	Dealer Agreement Relating to a €50 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated June 6, 2017 (6)

4.15	Domiciliary Agency Agreement, dated June 6, 2017 (6)

4.16	Service Contract Concerning the Issue of Dematerialized Treasury Certificates and Certificates of Deposit, dated June 2, 2017 (6)

F-

4.17	Bond Terms for a Senior Unsecured Bond Issue, dated May 30, 2017 (6)

4.18	Agreement regarding the Bond Trustee's Fees, dated May 30, 2017 (6)

4.19	$173.5 Million Senior Secured Credit Facility, dated March 22, 2018 (7)

4.20	$220 Million Senior Secured Credit Facility, dated March 29, 2018 (7)

4.21	Guarantee, dated March 29, 2018, Relating to $220 Million Senior Secured Credit Facility dated March 29, 2018 (7)

4.22	Supplemental Dealer Agreement relating to a €150 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated October 1, 2018 (8)

4.23
Side Letter to Supplemental Letter No. 2 dated January 4, 2019 in respect of the change of ownership of m/t "NAUTIC" (renamed "NAUTICA" upon her transfer from the Marshall Islands to the Liberian flag and change of her ownership) from EURONAV TANKERS NV to EURONAV NV (9)

4.24	Supplemental Letter No. 3 dated February 7, 2019 in respect of the change of ownership of m/t "SARA" from EURONAV TANKERS NV to EURONAV NV (9)

4.25	Supplemental Letter No. 4 dated May 3, 2019 in respect of the change of ownership of m/t "SANDRA" from EURONAV TANKERS NV to EURONAV NV (9)

4.26	Supplemental Letter No. 5 dated May 23, 2019 in respect of the change of flag of m/t "SIMONE" from Belgian to French flag (9

4.27	$713 Million Secured Revolving Credit Facility, dated September 11, 2020 (10)

4.28	$80 Million Revolving Credit Facility Agreement, dated April 7, 2021 (11)

4.29	Bond Terms for a Senior Unsecured Bond Issue, dated September 10, 2021 (11)

4.30	$73.45 Million Term Loan Facility, dated December 2, 2021 (11)

4.31	$150 Million Loan Agreement, dated June 21, 2022 (12)

4.32	$377 Million Loan Agreement, dated December 6, 2022 (12)

4.33	$377 Million Supplemental Agreement, dated March 17, 2023 (13)

4.34	$190 Million Facility Agreement, dated June 29, 2023 (13)

4.35	$1,290,000,000 Credit Facility Agreement, dated November 7, 2023 (13)

4.36	$1,290,000,000 Credit Facility Agreement, amended and restated, dated June 30, 2024 (14)

4.37	$1,400.0 Million Bridge Facilities Agreement, dated March 4, 2025

4.38	2017 Long Term Incentive Plan (4)

4.39	2018 Long Term Incentive Plan (7)
F-

4.40	Transaction Based Incentive Plan (8)

4.41	2019 Long Term Incentive Plan (9)

4.42	2020 Long Term Incentive Plan (9)

4.43	2021 Long Term Incentive Plan (11)

4.44	2022 Long Term Incentive Plan (12)

4.45	2023 Long Term Incentive Plan

4.46	Clawback Policy (14)

8.1	List of subsidiaries and joint ventures

11.1	Code of Conduct (14)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Public Accounting Firm (KPMG)

15.2	Consent of Seward & Kissel LLP

101	Inline Interactive Data Files

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
F-

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
(13)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.
(14)Filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2024 and incorporated by reference herein.

F-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CMB.TECH NV

	By:	/s/ Ludovic Saverys
Name: Ludovic Saverys Title: Chief Financial Officer
Date: April 9, 2025
F-

Table of contents	CMB.TECH NV

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
CMB.TECH NV
Antwerp, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CMB.TECH NV (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 9, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators for vessels in the Marine division

As discussed in Note 1 and Note 8 to the consolidated financial statements, at each reporting date, the Company evaluates the carrying value of vessels for impairment at the level of the cash generating unit (CGU), by identifying events or changes in circumstances that indicate the carrying value of these CGUs may not be recoverable. The Company did not identify impairment indicators for its CGUs included in the Marine division as of December 31, 2024.

We identified the assessment of the potential impairment indicators over the carrying value of vessels included in the Marine division as a critical audit matter. As discussed in Note 2 to the consolidated financial statements, the net carrying value of vessels in the Marine division (vessels and assets under construction) amounts to $3.246 million representing 83%

Table of contents	CMB.TECH NV

of the Company’s total assets. The Company's evaluation of the existence of impairment indicators considers both internal and external data, such as vessel and raw materials supply and demand trends, and changes in the extent and manner in which vessels are expected to be used. The assessment of these potential indicators on each CGU requires a high degree of auditor judgment. This is due to the existence of unobservable information and the unpredictability of global macroeconomic and geopolitical conditions affecting freight rates over the CGU’s useful life. The following are the primary procedures we performed to address this critical audit matter:

•We evaluated the design and tested the operating effectiveness of the internal control related to the assessment of the existence of internal and external impairment indicators; and
•We evaluated the information and assumptions used by the Company in its assessment of the existence of impairment indicators by comparing information such as vessel and raw materials supply and demand trends, and changes in the extent and manner in which vessels are expected to be used, to historical information, external third-party information such as brokers’ valuation reports and other industry data as well as to internal data.

/s/ BDO Bedrijfsrevisoren BV

We have served as the Company's auditor since 2023.

Antwerp, Belgium
April 9, 2025

Table of contents	CMB.TECH NV

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board CMB.Tech NV (formerly known as Euronav NV):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows of CMB.TECH NV (formerly known as Euronav NV) and subsidiaries (the Company) for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Zaventem, Belgium
April 12, 2023

Consolidated Statement of Financial Position
(in thousands of USD)

	December 31, 2024	December 31, 2023
ASSETS
Non-current assets
Vessels (Note 8)	2,617,484	1,629,570
Assets under construction (Note 8)	628,405	106,513
Right-of-use assets (Note 8)	1,910	32,936
Other tangible assets (Note 8)	21,628	644
Prepayments (Note 8)	1,657	—
Intangible assets (Note 9)	16,187	14,194
Receivables (Note 11)	75,076	2,888
Investments (Note 27)	61,806	518
Deferred tax assets (Note 10)	10,074	280

Total non-current assets	3,434,227	1,787,543

Current assets
Inventory (Note 12)	26,500	22,511
Trade and other receivables (Note 13)	235,883	307,111
Current tax assets	3,984	869
Cash and cash equivalents (Note 14)	38,869	429,370
	305,236	759,861

Non-current assets held for sale (Note 3)	165,583	871,876

Total current assets	470,819	1,631,737

TOTAL ASSETS	3,905,046	3,419,280

EQUITY and LIABILITIES

Equity
Share capital (Note 15)	239,148	239,148
Share premium (Note 15)	460,486	1,466,529
Translation reserve	(2,045)	235
Hedging reserve (Note 15)	2,145	1,140
Treasury shares (Note 15)	(284,508)	(157,595)
Retained earnings	777,098	807,916

Equity attributable to owners of the Company	1,192,324	2,357,373

Non-current liabilities
Bank loans (Note 17)	1,450,869	362,235
Other notes (Note 17)	198,887	198,219
Other borrowings (Note 17)	667,361	71,248
Lease liabilities (Note 17)	1,451	3,363
Other payables (Note 19)	—	146
Employee benefits (Note 18)	1,060	1,669
Provisions (Note 22)	—	274
Deferred tax liabilities (Note 10)	438	—

Total non-current liabilities	2,320,066	637,154

Current liabilities
Trade and other payables (Note 19)	79,591	124,013
Current tax liabilities	9,104	4,768
Bank loans (Note 17)	201,937	166,124

Consolidated Statement of Financial Position
(in thousands of USD)

Other notes (Note 17)	3,733	3,733
Other borrowings (Note 17)	95,724	92,298
Lease liabilities (Note 17)	2,293	33,493
Provisions (Note 22)	274	324

Total current liabilities	392,656	424,753

TOTAL EQUITY and LIABILITIES	3,905,046	3,419,280

The accompanying notes on page F-13 to F-119 are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss
(in thousands of USD except per share amounts)

	2024	2023	2022
	Jan. 1 - Dec 31, 2024	Jan. 1 - Dec 31, 2023	Jan. 1 - Dec 31, 2022
Shipping income
Revenue (Note 4)	940,246	1,235,127	854,669
Gains on disposal of vessels/other tangible assets (Note 8)	635,019	372,444	96,160
Other operating income (Note 4)	50,660	23,316	15,141
Total shipping income	1,625,925	1,630,887	965,970

Operating expenses
Raw materials and consumables	(3,735)	—	—
Voyage expenses and commissions (Note 5)	(174,310)	(142,090)	(175,187)
Vessel operating expenses (Note 5)	(199,646)	(231,033)	(216,094)
Charter hire expenses	(138)	(4,500)	(5,769)
Loss on disposal of vessels/other tangible assets (Note 8)	(2)	—	(347)
Depreciation tangible assets (Note 8)	(163,148)	(219,428)	(221,576)
Amortisation intangible assets (Note 9)	(2,881)	(1,612)	(1,021)
Impairment losses	(1,847)	—	—
General and administrative expenses (Note 5)	(77,766)	(62,532)	(51,702)
Total operating expenses	(623,473)	(661,195)	(671,696)

RESULT FROM OPERATING ACTIVITIES	1,002,452	969,692	294,274

Finance income (Note 6)	38,689	67,168	27,140
Finance expenses (Note 6)	(169,339)	(171,897)	(133,009)
Net finance expenses	(130,650)	(104,729)	(105,869)

Share of profit (loss) of equity accounted investees (net of income tax) (Note 27)	920	(927)	17,650

PROFIT (LOSS) BEFORE INCOME TAX	872,722	864,036	206,055

Income tax benefit (expense) (Note 7)	(1,893)	(6,009)	(2,804)

PROFIT (LOSS) FOR THE PERIOD	870,829	858,027	203,251

Attributable to:
Owners of the company	870,829	858,027	203,251

Basic earnings per share (Note 16)	4.44	4.25	1.01
Diluted earnings per share (Note 16)	4.44	4.25	1.01

Weighted average number of shares (basic) (Note 16)	196,041,579	201,901,743	201,747,963
Weighted average number of shares (diluted) (Note 16)	196,041,579	201,901,743	201,994,217

The accompanying notes on page F-13 to F-119 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income
(in thousands of USD)

	2024	2023	2022
	Jan. 1 - Dec 31, 2024	Jan. 1 - Dec 31, 2023	Jan. 1 - Dec 31, 2022
Profit/(loss) for the period	870,829	858,027	203,251

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset) (Note 18)	200	(116)	942

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	(2,280)	259	(477)
Cash flow hedges - effective portion of changes in fair value (Note 15)	1,005	(6,164)	30,657
Cash flow hedges - recycling into P&L (Note 15)	—	(25,749)	—
Equity-accounted investees - share of other comprehensive income (Note 27)	—	—	159

Other comprehensive income (expense), net of tax	(1,075)	(31,770)	31,281

Total comprehensive income (expense) for the period	869,754	826,257	234,532

Attributable to:
Owners of the company	869,754	826,257	234,532
The accompanying notes on page F-13 to F-119 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	203,251	203,251
Total other comprehensive income / (expense)	—	—	(477)	30,657	—	1,101	31,281
Total comprehensive income / (expense)	—	—	(477)	30,657	—	204,352	234,532

Transactions with owners of the company
Dividends to equity holders	—	(24,213)	—	—	—	—	(24,213)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,080	—	1,080
Equity-settled share-based payment	—	—	—	—	—	1,484	1,484
Total transactions with owners	—	(24,213)	—	—	1,080	1,484	(21,649)

Balance at December 31, 2022	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	858,027	858,027
Total other comprehensive income / (expense)	—	—	259	(31,913)	—	(116)	(31,770)
Total comprehensive income / (expense)	—	—	259	(31,913)	—	857,911	826,257

Transactions with owners of the company
Dividends to equity holders (Note 15)	—	(211,807)	—	—	—	(434,487)	(646,294)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	5,429	—	5,429
Equity-settled share-based payment	—	—	—	—	—	(1,484)	(1,484)
Total transactions with owners	—	(211,807)	—	—	5,429	(435,971)	(642,349)

Balance at December 31, 2023	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Consolidated Statement of Changes in Equity (Continued)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Profit (loss) for the period	—	—	—	—	—	870,829	870,829
Total other comprehensive income / (expense)	—	—	(2,280)	1,005	—	200	(1,075)
Total comprehensive income / (expense)	—	—	(2,280)	1,005	—	871,029	869,754

Transactions with owners of the company
Business combination (Note 26)	—	—	—	—	—	(796,970)	(796,970)
Dividends to equity holders (Note 15)	—	(1,006,043)	—	—	—	(104,877)	(1,110,920)
Treasury shares acquired (Note 15)	—	—	—	—	(126,913)	—	(126,913)
Total transactions with owners	—	(1,006,043)	—	—	(126,913)	(901,847)	(2,034,803)

Balance at December 31, 2024	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324

The accompanying notes on page F-13 to F-119 are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
(in thousands of USD)

	2024	2023	2022
	Jan. 1 - Dec 31, 2024	Jan. 1 - Dec 31, 2023	Jan. 1 - Dec 31, 2022
Cash flows from operating activities
Profit (loss) for the period	870,829	858,027	203,251

Adjustments for:	(355,549)	(40,034)	217,545
Depreciation of tangible assets (Note 8)	163,148	219,428	221,576
Amortisation of intangible assets (Note 9)	2,881	1,612	1,021
Impairment on non-current assets held for sale (Note 3)	1,847	—	—
Provisions	(325)	(295)	(262)
Income tax (benefits)/expenses (Note 7)	1,893	6,009	2,804
Share of profit of equity-accounted investees, net of tax (Note 27)	(920)	927	(17,650)
Net finance expenses (Note 6)	130,650	104,729	105,869
(Gain)/loss on disposal of assets (Note 8)	(635,017)	(372,444)	(95,813)
(Gain)/loss on disposal of subsidiaries (Note 25)	(19,706)	—	—

Changes in working capital requirements	39,307	105,881	(82,727)
Change in cash guarantees (Note 11)	(46,869)	12,234	570
Change in inventory (Note 12)	5,197	19,132	27,391
Change in receivables from contracts with customers (Note 13)	95,930	43,036	(105,538)
Change in accrued income (Note 13)	7,410	(2,286)	(2,941)
Change in deferred charges and fulfillment costs (Note 13)	(6,065)	2,096	1,263
Change in other receivables (Note 11 and 13)	3,317	1,163	(4,600)
Change in trade payables (Note 19)	(14,867)	17,336	(1,316)
Change in accrued payroll (Note 19)	(94)	603	(39)
Change in accrued expenses (Note 19)	(18,999)	8,686	(2,808)
Change in deferred income (Note 19)	6,602	(187)	9,998
Change in other payables (Note 19)	7,758	263	(2,113)
Change in provisions for employee benefits (Note 18)	(13)	3,805	(2,594)

Income taxes paid during the period	(4,549)	(6,675)	2,761
Interest paid (Note 6-20)	(109,136)	(130,375)	(99,744)
Interest received (Note 6-13)	17,112	50,556	11,446
Dividends from other investments (Note 27)	1,050	—	3,021

Net cash from (used in) operating activities	459,064	837,380	255,553

Acquisition of vessels and vessels under construction (Note 8)	(1,114,907)	(337,195)	(523,494)
Proceeds from the sale of vessels (Note 8)	1,718,862	1,206,636	356,730
Acquisition of other tangible assets and prepayments (Note 8)	(5,022)	(1,407)	(164)
Acquisition of intangible assets (Note 9)	(1,541)	(60)	(16,582)
Proceeds from the sale of other (in)tangible assets (Note 8)	2,000	—	—
Loans from (to) related parties (Note 27)	(4,485)	—	32,844
Net cash on deconsolidation / sale of subsidiaries	822	—	—
Investment in other companies (Note 27)	(45,000)	—	—
Net cash paid in business combinations and joint ventures (Note 26 and 27)	(1,152,620)	—	—
Repayment of loans from related parties (Note 26)	(79,930)	—	(10,215)
Lease payments received from finance leases	1,591	1,706	2,036

Net cash from (used in) investing activities	(680,230)	869,680	(158,845)

(Purchase of) Proceeds from sale of treasury shares (Note 15)	(126,913)	—	1,080
Proceeds from new borrowings (Note 17)	2,722,525	2,694,127	1,270,295
Repayment of borrowings (Note 17)	(1,177,328)	(2,933,724)	(976,670)
Repayment of commercial paper (Note 17)	(357,171)	(458,272)	(279,314)
Repayment of sale and leaseback (Note 17)	(54,299)	(96,006)	(22,667)
Repayment of lease liabilities (Note 17)	(33,879)	(21,942)	(25,527)
Transaction costs related to issue of loans and borrowings (Note 17)	(19,223)	(14,530)	(5,871)
Dividends paid (Note 15)	(1,126,683)	(630,540)	(24,221)

Net cash from (used in) financing activities	(172,971)	(1,460,887)	(62,895)

Net increase (decrease) in cash and cash equivalents	(394,137)	246,173	33,813

Consolidated Statement of Cash Flows
(in thousands of USD)

Net cash and cash equivalents at the beginning of the period (Note 14)	429,370	179,929	152,528
Effect of changes in exchange rates	3,636	3,268	(6,412)

Net cash and cash equivalents at the end of the period (Note 14)	38,869	429,370	179,929
The accompanying notes on page F-13 to F-119 are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Notes to the consolidated financial statements for the year ended December 31, 2024

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 1 - Material accounting policies
1.    Reporting entity
CMB.TECH NV (the "Company") is a company domiciled in Belgium. The address of the Company's registered office is De Gerlachekaai 20, 2000 Antwerp, Belgium. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates and joint ventures.

CMB.TECH NV is a diversified cleantech maritime group. CMB.TECH NV builds, owns, operates and designs large marine and industrial applications that run on dual fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines.

The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry; Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name "Euronav" in 1989 when it was initially formed as the international tanker subsidiary of CNN. Euronav NV merged in 2018 with Gener8 Maritime, Inc, which became a wholly-owned subsidiary of Euronav NV. On October 9, 2023, the Company announced that its two reference shareholders CMB NV and Frontline plc/Famatown Finance Ltd. reached an agreement. The agreement comprised that CMB acquired Frontline's 26.12% stake in the Company, Frontline acquired 24 VLCC tankers from the Euronav fleet and the Company's pending arbitration action against Frontline and affiliates was settled. At the end of 2023, Euronav NV and CMB NV entered into a share purchase agreement for the acquisition of 100% shares in CMB.TECH Enterprises. On February 7, 2024, Euronav held a Special Meeting of Shareholders in which the acquisition was approved.

On October 1, 2024, the name change of Euronav NV to CMB.TECH NV, which was approved by shareholders at the Extraordinary General Meeting of Euronav NV on July 2, 2024, became effective. The Company changed its corporate name to reflect its new strategy focusing on fleet diversification and decarbonization. The Group owns and operates approximately 160 vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels, tugboats and ferries. The Euronav brand remains the brand name of the crude oil tanker and offshore oil activities. CMB.TECH remains listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.

2.    Basis of accounting
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union as of December 31, 2024.

Changes in accounting policies are described in policy 6. All accounting policies have been consistently applied for all periods presented in the consolidated financial statements unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Supervisory Board on April 9, 2025.

3.    Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
•Derivative financial instruments are measured at fair value
•Non-current assets held for sale are recognized at fair value less cost of disposal if it is lower than their carrying amount
•Investments: equity investments are measured at fair value
4.    Functional and presentation currency
The consolidated financial statements are presented in USD, which is the Company's functional and presentation currency. All financial information presented in USD has been rounded to the nearest thousand except when otherwise indicated.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

5.    Use of estimates and judgements
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
A.    Judgements
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:
•Note 8 - Impairment
•Note 11 - Oceania cash security deposit: accounted as long term asset
•Note 17 - Sale and leaseback: accounted for as a sale or a financing transaction
B.    Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts in the next financial years is included in the following notes:
•Accounting policy 11.5 - Depreciation policy: The Group reviewed the residual value of its vessels, an accounting estimate, in accordance with its accounting policy. The Group considered its continued focus on sustainability, recent trends of the steel industry and the direction of the industry moving forward. Specifically, the Group considered the steel industry's commitment to be carbon neutral in 2050 and the impact of this on scrap steel.

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

The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialized yards is challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. As a result, the Group has continued to apply a residual value estimate for its vessels equal to the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton less supplemental costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually.

Based on the annual re-assessment of the residual value, the residual value for all types of vessels will be adjusted prospectively as from December 31, 2024 onwards. There is no impact on the 2024 consolidated financial statements. Taking into account the fleet composition as per December 31, 2024, the impact on the consolidated statement of profit or loss for the year ending December 31, 2025 will be approximately $10.8 million of lower depreciation. The residual values for the different types of vessel will be re-assessed at December 31, 2025.

•Note 8 - Impairment test: key assumptions underlying the recoverable amount and in particular forecasted TCE, discount rates and residual value;

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

•Note 10 - Measurement of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.
•Note 22 - Arbitration proceedings related to the vessel Oceania.
The significant assumptions and accounting estimates used to support the reported amounts of assets and liabilities, income and expenses were regularly reviewed, and if needed updated, during 2024. The main judgements, estimates and assumptions are:
•Note 8 – Impairment test: the carrying amount of the vessels is reviewed to determine whether an indication of impairment exists. The review of the indicators did not trigger the requirement to perform a more in-depth impairment analysis at December 31, 2024.

•Bunkers on the vessels are valued at lower of cost or net realizable value. Positive results were realized in 2024 and the Group expects for 2025 the same based on the forecasted TCE rates.

•Allowance for expected credit losses: in accordance with IFRS 9, the group recognizes expected credit losses on trade receivables following the simplified approach. Lifetime expected losses are recognized for the trade receivables, excluding recoverable VAT amounts. Based on customer's payment behavior, no significant additional allowances for expected credit losses were to be recognized as per December 31, 2024.

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
•Note 20 - Financial instruments
6.    Changes in material accounting policies
The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2024 are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2023.
On January 4, 2024, Euronav Shipping NV paid the security deposit of $45.7 million to the High Court of Malaya (Malaysia) as security for the release from arrestation of the vessel Oceania. We refer to accounting policy 9.1.
The Company entered on February 7, 2024 into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH Enterprises. We refer to accounting policy 7.1.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

On April 18, 2024, the Group has purchased 10% of the shares in Anglo-Eastern Univan Group Limited which has been accounted for as an investment with no significant influence. We refer to accounting policy 9.1. During the current financial period, the Group has adopted all the new and revised Standards and Interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union and effective for the accounting year starting on January 1, 2024. The Group has not applied any new IFRS requirements that are not yet effective as per December 31, 2024.

The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC as adopted by the European Union are effective for the financial period:

•Supplier Finance Arrangements (Amendment to IAS 7 and IFRS 7).

•Lease Liability in a Sale and Leaseback (Amendment to IFRS 16).

•Classification of Liabilities as Current or Non-Current (Amendment to IAS 1).

•Non-current Liabilities with Covenants (Amendment to IAS 1).

The adoption of these new standards and amendments has not led to major changes in the Group’s accounting policies.

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
The Company entered on February 7, 2024 into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH Enterprises which was a transaction under common control for which the Company has chosen to apply book value accounting. The Company has opted to apply the book values of CMB.TECH Enterprises as included in CMB's IFRS consolidated financial statements. The Company had the option to restate the 2023 figures, adding CMB.TECH Enterprises as of November 22, 2023, the date CMB obtained control over CMB.TECH, but elected not to restate its 2023 comparatives.
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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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

On January 4, 2024, Euronav Shipping NV paid the security deposit of $45.7 million to the High Court of Malaya (Malaysia) as security for the release from arrestation of the vessel Oceania. Considering that the deposit will either be refunded or used to settle any potential future liability which gives the Group the rights to obtain future economic benefits from it, the deposit qualifies as an asset and has been accounted for as a non-current asset as per December 31, 2024 because the Company doesn’t expect an outcome of the ongoing proceedings within the year.

On April 18, 2024, the Group has purchased 10% of the shares in Anglo-Eastern Univan Group Limited which has been classified as an investment subsequently measured at fair value, with changes in fair value recognized through profit or loss. In view of the fact that the investment is a recent acquisition and taking into account that Anglo-Eastern is not a publicly quoted entity, management considered the purchase price as representative for its fair value. At the balance sheet date no impairment indicators were identified following which no fair value adjustment was accounted for in the 2024 financial statements. The fair value of this investment will be re-assessed annually.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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

Liabilities in sale and leaseback agreements assessed as not being a sale are measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the fair value of the assets transferred at the end of the lease term or if the Group changes its assessment of whether it will exercise the purchase option, if applicable.

Any changes in the financial liabilities from remeasurement are recognized through profit or loss.

Derecognition

The Group derecognizes a financial liability when its contractual obligations are discharged, canceled or expired. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

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

Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, derivatives are remeasured at fair value and changes therein are generally recognized in profit or loss.

The Group designated certain derivatives as hedging instruments to hedge the variability in cash flows. The Group entered into interest rate swaps and forward exchange contracts to hedge this risk (see Note 15).

The Group ensures that hedge accounting relationships are aligned with its risk management objectives and strategy and apply a more qualitative and forward looking approach in assessing hedge effectiveness. On initial designation of the derivative as hedging instrument, the Group formally documents the economic relationship between the hedging instrument(s) and hedged item(s), including the risk management objective(s) and strategy for undertaking the hedge. The Group also documents the methods that will be used to assess the effectiveness of the hedging relationship and makes an assessment whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge is designated.

On an ongoing basis, the Group assesses whether the hedge relationship continues and is expected to continue to remain highly effective using retrospective and prospective quantitative and qualitative analysis.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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

If changes are made in addition to these changes required by the IBOR reform described above, then the Group first considers whether those additional changes result in the discontinuation of the hedge accounting relationship. If the additional changes do not result in the discontinuation of the hedge accounting relationship, then the Group amends the formal hedge documentation as mentioned above. In connection to the $150.0 million facility (see Note 15), the Company has decided to consolidate 12 Interest Rate Swaps (IRSs) into 4 IRSs with effect as from December 29, 2023. The consolidated IRSs will have the average fixed rates of the former IRSs and the consolidated amounts are in line with the sum of the former IRSs. In the third quarter of 2024 4 additional IRSs were concluded which have been consolidated into 4 IRSs with effect as from October 23, 2024. Because there is no change in the future cash flows, the consolidation is not treated as a modification because it does not change the economic relationship between the hedged item (the $150.0 million facility) and the hedging instrument (the IRSs).

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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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
Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives are as follows:
•Internally generated intangible assets:    3 years
•Software:          3 - 5 years
•Customer contracts (service component of the FSO customer contracts):    10 years
Amortization methods, useful lives and residual values are reviewed on a yearly basis and adjusted if appropriate.
11.    Vessels, property, plant and equipment
11.1.    Owned assets
Vessels and items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses, refer to accounting policy 12. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of assets includes the following:
•The cost of materials and direct labor;
•Any other costs directly attributable to bringing the assets to a working condition for their intended use;

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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
11.5.    Depreciation
Depreciation is charged to the consolidated statement of profit or loss on a straight-line basis over the estimated useful lives of vessels and items of property, plant and equipment. The right-of-use asset is depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the basis of that of property and equipment (refer to accounting policy 17).

Vessels and items of property, plant and equipment are depreciated from the date that they are available for use. Internally constructed assets are depreciated from the date that the assets are completed and ready for use.

The estimated useful lives of significant items of property, plant and equipment are as follows:

-	vessels	20 years
-	FSO/FPSO	30 years
-	CTV's	15 years
-	plant and equipment	5 - 20 years
-	fixtures and fittings	5 - 10 years
-	other tangible assets	3 - 20 years
-	dry-docking	2.5 - 5 years

The useful life of the FSOs have been assessed as 30 years due to the extension for ten years of the time charter contract in direct continuation of their current contractual service, or until July 21, 2032 and September 21, 2032 respectively. The end of the useful economic life of the FSO vessels was set equal to the contract end date or approximately 30 years since build date.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

As explained in policy 5.B., management re-assesses on a yearly basis the residual value of its fleet. During 2024, each vessel's residual value was equal to the product of its lightweight tonnage and an estimated net scrap rate of:

-	crude oil tanker	$390/LDT
-	chemical tanker	$420/LDT
-	dry bulk	$410/LDT
-	container	$430/LDT

The reassessment at the end of 2024 resulted in revised rates which are applicable as from January 1, 2025. The revised net scrap rates are the following:

-	crude oil tanker	$460/LDT
-	chemical tanker	$470/LDT
-	dry bulk	$460/LDT
-	container	$480/LDT

The same applies to sale and leaseback agreements of the Group. In accordance with IFRS, these transactions were not accounted for as a sale but CMB.TECH as seller-lessee will continue to recognize the transferred assets. The Company has a purchase obligation or purchase option at the end of the contract. The vessels will be depreciated to the end of its useful life using the same residual value as other vessels in the fleet.

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

12.    Impairment
12.1.    Non-financial assets
The carrying amounts of the Group's non-financial assets, other than deferred tax assets (refer to accounting policy 19), inventory and contract assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
Vessels

The Group analyzes the following internal and external indicators to assess whether vessels might be impaired:

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
•    increases in market interest rates.

The Group defines its CGU for vessels as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a CGU.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Group performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. For assessing value in use, assumptions are made regarding forecast charter rates, using the weighted average of past and ongoing shipping cycles including management judgment for the ongoing cycle and for the weighting factors applied, the weighted average cost of capital (WACC), the useful life of the vessels and a residual value. After careful consideration of the trends in the shipping industry, management considers it is appropriate to use as a residual value of the vessels an amount equal to the lightweight tonnage of the vessel, multiplied by the market price of scrap per ton, less disposal costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments.

The market scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually at year-end.

Although management believes that its process to determine the assumptions used to evaluate the carrying amount of the assets, when required, is reasonable and appropriate, such assumptions are subject to judgment. Management is assessing continuously the resilience of its projections to the business cycles that can be observed in the market, and concluded that a business cycle approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience.

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

14.    Inventory

The inventory on board of our vessels is accounted for on a first-in, first-out basis. No write down is needed as long as the freight market remains robust offsetting potential higher weighted average consumption costs of the bunker oil consumed from that inventory.

Bunker expenses and consumed lubricants are recognized in profit or loss upon consumption.

Inventories of spare parts, raw materials and trucks are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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

When our vessels cannot start or continue performing its obligation due to other factors such as port delays, a demurrage is paid. The applicable demurrage rate is stipulated in the contract. Demurrage which occurs at the discharge port is recognized as incurred. As demurrage is often a commercial discussion between the Company and the charterer, the outcome and total compensation received for the delay is not always certain. As such, the Company only recognizes the revenue which is highly probable to be received. No revenue is recognized if the collection of the consideration is not highly probable. The amount of revenue recognized is estimated based on historical data. The Group updates its estimate on an annual basis.

16.    Gain and losses on disposal of vessels
In view of their importance the Group reports gains and losses on the sale of vessels as a separate line item in the consolidated statement of profit or loss. For the sale of vessels, transfer of control usually occurs upon delivery of the vessel to the new owner.
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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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
If the lease qualifies as an operating lease, e.g. time charter out, the leased asset remains on the balance sheet of the lessor and continues being depreciated. The adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of 'revenue' (refer to accounting policy 15.2.). Payments related to service component made under operating leases are also recognized in the income statement over the term of the lease.
The Group sub-leases some of its properties. The sub-lease contracts are classified as finance leases under IFRS 16. For these sub-leases, the right-of-use asset related to the head lease was derecognized and a lease receivable, at an amount equal to the net investment, relating to the sublease is recognized. Subsequently the Group recognizes finance income over the lease term of a finance lease, based on a pattern reflecting a constant periodic rate of return on the net investment and if applicable impairment losses on lease receivable.
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
Interest income is recognized in the consolidated statement of profit or loss as it accrues, taking into account the effective yield on the asset. Dividend income is recognized in the consolidated statement of profit or loss on the date that the dividend is declared. Interest income related to finance lease for the subleases is also recognized in the consolidated statement of profit or loss as a finance income.
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

The Group has determined that the global minimum top-up tax, which is required to be paid under Pillar Two legislation, is an income tax in the scope of IAS 12. The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. The impact for the Group was assessed and it was concluded that a limited top–up tax was applicable for 2024. An advance payment to cover for the estimated top-up tax was made in December 2024 by the ultimate parent entity.

20.    Segment reporting

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. The Group distinguishes three divisions and eight operating segments: the Marine division, the H2 Infra division and the H2 Industry division. The Marine division consists of 6 operating segments: Euronav, Bocimar, Delphis, Bochem, Windcat, and Port Vessels. Each segment builds, owns, operates and designs a wide range of conventional vessels and low carbon vessels. Euronav is the oil tanker brand, engaged in the marine transportation and storage of crude oil. Bocimar owns and operates bulkers. Delphis specializes in medium-sized container ships. Bochem is an owner and operator of chemical tankers. Windcat is a provider of crew transfer services to the offshore wind industry. Port vessels are vessels to decarbonize maritime activities in and around port areas.

Although not all operating segments meet the definition of a reportable segment in IFRS 8, the Group voluntarily discloses the related information since reported to the CODM in that way. The Group's internal organizational and management structure does not distinguish any geographical segments.

21.    New standards and interpretations not yet adopted
The Group elected not to early adopt the following new Standards, Interpretations and Amendments, which have been issued by the IASB and the IFRIC but are not yet effective as per December 31, 2024 and/or not yet adopted by the European Union as per December 31, 2024 and for which the impact might be relevant:
•IFRS 18 Presentation and Disclosure in Financial Statements*
IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:
◦Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities' net profit will not change.
◦Management defined performance measures (MPMs) are disclosed in a single note in the financial statements.
◦Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

* Not yet endorsed by the EU as of December 31, 2024

None of the other new standards, interpretations and amendments which have been issued by the IASB and the IFRIC but are not yet effective as per December 31, 2024 and/or not yet adopted by the European Union as per December 31, 2024 are expected to have a material effect on the Group's future financial statements.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 2 - Segment reporting
The Group distinguishes three divisions: the Marine division, the H2 Infra division and the H2 Industry division. These three divisions operate in different markets and eight operating segments are identified.
•Marine: the Marine division is the largest division in the Group. It builds, owns, operates and designs a wide range of low and zero-carbon ships and features a fleet with hydrogen-powered vessels such as Crew Transfer Vessels, ferries, Commissioning Service Operations Vessels and tugboats, alongside large bulk carriers, container ships, chemical and crude oil tankers. The Marine division consists of 6 operating segments: Euronav, Bocimar, Delphis, Bochem, Windcat, and Port vessels. For the content of these operating segments, please see item 20 in Note 1.

•H2 Infra: the H2 Infra division is developing and securing the green molecule supply. The Company integrates and manages key technology and infrastructure for the production and distribution of green hydrogen and ammonia.

•H2 Industry: H2 Industry is a provider of scalable dual-fuel industrial applications. Its proven combustion technology enables the company to develop heavy-duty hydrogen-powered applications.

Although not all operating segments meet the definition of a reportable segment in IFRS 8, the Group voluntarily discloses the related information since reported in this way to the CODM.

The segment profit or loss figures and key assets as set out below are presented to the Chief Operating Decision Maker (CODM) and the Management Board on at least a quarterly basis to help the key decision makers in evaluating the respective segments. Following the acquisition of CMB.TECH Enterprises in February 2024, the markets in which the Group operates have expanded. Consequently, the Group has decided to update its segment reporting to reflect these changes. Additionally, please note that the Floating Storage Units (FSOs) have been incorporated into the Euronav segment under the Euronav brand name.

The Group has two clients in the Marine division that each represented 8% (of which one is on timecharter contract) of the Marine division's total revenue in 2024 (2023: one client which represented 6% (timecharter contract), in 2022 one client which represented 8% (timecharter contract)). All the other clients represent less than 7% of total revenues of the Marine division.

The Group's internal organizational and management structure does not distinguish any geographical segments.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Consolidated statement of financial position

(in thousands of USD)	December 31, 2024
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
ASSETS
Vessels	1,456,324	648,600	220,935	244,259	47,023	343	2,617,484	—	—	—	2,617,484
Assets under construction	129,332	272,292	4,055	26,217	189,706	6,803	628,405	—	—	—	628,405
Right-of-use assets	761	—	—	—	543	—	1,304	176	430	—	1,910
Other tangible assets	391	—	—	—	372	12,328	13,091	6,613	1,924	—	21,628
Prepayments	—	—	—	—	—	—	—	948	709	—	1,657
Intangible assets	13,080	—	—	—	—	2,837	15,917	—	270	—	16,187
Receivables	49,762	—	—	—	8,727	37,161	95,650	225	—	(20,799)	75,076
Investments	45,919	—	—	—	3,417	61	49,397	9,610	2,799	—	61,806
Deferred tax assets	465	—	7,531	—	—	2,078	10,074	—	—	—	10,074

Total non-current assets	1,696,034	920,892	232,521	270,476	249,788	61,611	3,431,322	17,572	6,132	(20,799)	3,434,227

Total current assets	393,114	31,856	7,403	5,455	40,383	540,216	1,018,427	1,444	18,711	(567,763)	470,819

TOTAL ASSETS	2,089,148	952,748	239,924	275,931	290,171	601,827	4,449,749	19,016	24,843	(588,562)	3,905,046

EQUITY and LIABILITIES

Total equity	504,775	5,162	53,150	4,711	30,355	557,748	1,155,901	17,320	19,103	—	1,192,324

Bank and other loans	945,286	248,482	64,539	25,406	159,842	7,314	1,450,869	—	—	—	1,450,869
Other notes	198,887	—	—	—	—	—	198,887	—	—	—	198,887
Other borrowings	133,916	304,323	79,512	149,611	—	11,678	679,040	—	—	(11,679)	667,361
Lease liabilities	520	—	—	—	412	—	932	159	360	—	1,451
Employee benefits	1,060	—	—	—	—	—	1,060	—	—	—	1,060
Deferred tax liabilities	—	—	—	—	12	—	12	—	426	—	438

Total non-current liabilities	1,279,669	552,805	144,051	175,017	160,266	18,992	2,330,800	159	786	(11,679)	2,320,066

Total current liabilities	304,704	394,781	42,723	96,203	99,550	25,087	963,048	1,537	4,954	(576,883)	392,656

TOTAL EQUITY and LIABILITIES	2,089,148	952,748	239,924	275,931	290,171	601,827	4,449,749	19,016	24,843	(588,562)	3,905,046

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

(in thousands of USD)	December 31, 2023
	Marine	Less: Eliminations	Total
	Euronav
ASSETS
Vessels	1,629,570	—	1,629,570
Assets under construction	106,513	—	106,513
Right-of-use assets	32,936	—	32,936
Other tangible assets	644	—	644
Prepayments	—	—	—
Intangible assets	14,194	—	14,194
Receivables	2,888	—	2,888
Investments	518	—	518
Deferred tax assets	280	—	280

Total non-current assets	1,787,543	—	1,787,543

Total current assets	1,631,737	—	1,631,737

TOTAL ASSETS	3,419,280	—	3,419,280

EQUITY and LIABILITIES

Total equity	2,357,373	—	2,357,373

Bank and other loans	362,235	—	362,235
Other notes	198,219	—	198,219
Other borrowings	71,248	—	71,248
Lease liabilities	3,363	—	3,363
Other payables	146	—	146
Employee benefits	1,669	—	1,669
Provisions	274	—	274

Total non-current liabilities	637,154	—	637,154

Total current liabilities	424,753	—	424,753

TOTAL EQUITY and LIABILITIES	3,419,280	—	3,419,280

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Consolidated statement of profit or loss

(in thousands of USD)	December 31, 2024
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
Revenue	742,342	98,428	26,513	32,200	39,668	1,498	940,649	—	—	(403)	940,246
Gains on disposal of vessels/other tangible assets	619,398	—	15,621	—	—	—	635,019	—	—	—	635,019
Other operating income	49,510	—	—	—	17	1,615	51,142	389	11,424	(12,295)	50,660
Total shipping income	1,411,250	98,428	42,134	32,200	39,685	3,113	1,626,810	389	11,424	(12,698)	1,625,925

Operating expenses
Raw materials and consumables	—	—	—	—	—	—	—	—	(3,735)	—	(3,735)
Voyage expenses and commissions	(132,107)	(38,776)	(246)	(1,538)	(1,637)	(6)	(174,310)	—	—	—	(174,310)
Vessel operating expenses	(150,252)	(12,367)	(5,720)	(9,828)	(21,304)	(175)	(199,646)	—	—	—	(199,646)
Charter hire expenses	(98)	—	—	—	(40)	—	(138)	—	—	—	(138)
Loss on disposal of vessels/other tangible assets	(2)	—	—	—	—	—	(2)	—	—	—	(2)
Depreciation tangible assets	(120,892)	(15,446)	(6,051)	(7,537)	(9,759)	(1,917)	(161,602)	(774)	(772)	—	(163,148)
Depreciation intangible assets	(1,586)	—	—	—	—	(1,267)	(2,853)	—	(28)	—	(2,881)
Impairment losses	—	—	—	—	—	—	—	—	(1,847)		(1,847)
General and administrative expenses	(44,679)	(2,050)	(734)	(372)	(9,406)	(17,324)	(74,565)	(4,206)	(11,693)	12,698	(77,766)

Total operating expenses	(449,616)	(68,639)	(12,751)	(19,275)	(42,146)	(20,689)	(613,116)	(4,980)	(18,075)	12,698	(623,473)

RESULT FROM OPERATING ACTIVITIES	961,634	29,789	29,383	12,925	(2,461)	(17,576)	1,013,694	(4,591)	(6,651)	—	1,002,452

Finance income	31,173	43	(7)	—	11,738	(1,758)	41,189	(5)	10	(2,505)	38,689
Finance expenses	(126,165)	(19,931)	(8,652)	(9,224)	(5,814)	(1,771)	(171,557)	(8)	(279)	2,505	(169,339)
Net finance expenses	(94,992)	(19,888)	(8,659)	(9,224)	5,924	(3,529)	(130,368)	(13)	(269)	—	(130,650)

Share of profit (loss) of equity accounted investees (net of income tax)	398	—	—	—	(354)	—	44	(302)	1,178	—	920

Profit (loss) before income tax	867,040	9,901	20,724	3,701	3,109	(21,105)	883,370	(4,906)	(5,742)	—	872,722

Income tax expense	(7,431)	(61)	2,118	(2)	261	3,846	(1,269)	59	(683)	—	(1,893)

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Profit (loss) for the period	859,609	9,840	22,842	3,699	3,370	(17,259)	882,101	(4,847)	(6,425)	—	870,829

Attributable to:
Owners of the company	859,609	9,840	22,842	3,699	3,370	(17,259)	882,101	(4,847)	(6,425)	—	870,829

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

(in thousands of USD)	December 31, 2023			December 31, 2022
	Marine	Less: Eliminations	Total	Marine	Less: Eliminations	Total
	Euronav			Euronav
Revenue	1,235,127	—	1,235,127	854,669	—	854,669
Gains on disposal of vessels/other tangible assets	372,444	—	372,444	96,160	—	96,160
Other operating income	23,316	—	23,316	15,141	—	15,141
Total shipping income	1,630,887	—	1,630,887	965,970	—	965,970

Operating expenses
Voyage expenses and commissions	(142,090)	—	(142,090)	(175,187)	—	(175,187)
Vessel operating expenses	(231,033)	—	(231,033)	(216,094)	—	(216,094)
Charter hire expenses	(4,500)	—	(4,500)	(5,769)	—	(5,769)
Losses on disposal of vessels/other tangible assets	—	—	—	(347)	—	(347)
Depreciation tangible assets	(219,428)	—	(219,428)	(221,576)	—	(221,576)
Depreciation intangible assets	(1,612)	—	(1,612)	(1,021)	—	(1,021)
General and administrative expenses	(62,532)	—	(62,532)	(51,702)	—	(51,702)
Total operating expenses	(661,195)	—	(661,195)	(671,696)	—	(671,696)

RESULT FROM OPERATING ACTIVITIES	969,692	—	969,692	294,274	—	294,274

Finance income	67,168	—	67,168	27,140	—	27,140
Finance expenses	(171,897)	—	(171,897)	(133,009)	—	(133,009)
Net finance expenses	(104,729)	—	(104,729)	(105,869)	—	(105,869)

Share of profit (loss) of equity accounted investees (net of income tax)	(927)	—	(927)	17,650	—	17,650

Profit (loss) before income tax	864,036	—	864,036	206,055	—	206,055

Income tax expense	(6,009)	—	(6,009)	(2,804)	—	(2,804)

Profit (loss) for the period	858,027	—	858,027	203,251	—	203,251

Attributable to:
Owners of the company	858,027	—	858,027	203,251	—	203,251

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Overview of capital expenses per segment

(in thousands of USD)	December 31, 2024
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
Capital expenses	262,320	463,274	135,339	147,959	100,172	7,993	1,117,057	3,016	1,397	—	1,121,470

(in thousands of USD)	December 31, 2023			December 31, 2022
	Marine	Less: Eliminations	Total	Marine	Less: Eliminations	Total
	Euronav			Euronav
Capital expenses	338,662	—	338,662	540,240	—	540,240

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 3 - Assets and liabilities held for sale and discontinued operations
Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	December 31, 2024	December 31, 2023	December 31, 2022
Marine	165,583	871,876	18,459
H2 Infra	—	—	—
H2 Industry	—	—	—
Total assets held for sale	165,583	871,876	18,459

(in thousands of USD)	(Estimated) Net sale price	Book Value	Asset Held For Sale	Impairment Loss	(Expected) Gain
At January 1, 2023	40,523	18,459	18,459	—	22,064

Assets transferred to assets held for sale
Alice	86,153	61,626	61,626	—	24,528
Anne	86,617	62,820	62,820	—	23,797
Aquitaine	90,453	58,657	58,657	—	31,796
Dominica	82,840	52,826	52,826	—	30,014
Desirade	86,153	56,071	56,071	—	30,082
Alboran	86,503	56,367	56,367	—	30,136
Aral	86,797	56,445	56,445	—	30,352
Andaman	87,130	56,636	56,636	—	30,494
Hatteras	90,337	59,368	59,368	—	30,969
Delos	113,020	83,611	83,611	—	29,409
Doris	113,330	84,438	84,438	—	28,892
Derius	104,670	81,458	81,458	—	23,212
Camus	123,797	92,228	92,228	—	31,569
Oceania	43,120	8,294	8,294	—	34,826
Corporate	2,000	1,031	1,031	—	969

Assets sold from assets held for sale
Cap Charles	(40,523)	(18,459)	(18,459)	—	(22,064)

At December 31, 2023	1,282,920	871,876	871,876	—	411,044

At January 1, 2024	1,282,920	871,876	871,876	—	411,044

Assets transferred to assets held for sale
Cap Lara	33,213	14,437	14,437	—	18,776
Alsace	96,850	69,388	69,388	—	27,462
Ingrid	—	44,811	44,811	—	—
Hakata	—	36,899	36,899	—	—
Windcat 6	275	48	48	—	227

Assets sold from assets held for sale
Alice	(86,153)	(61,626)	(61,626)	—	(24,528)
Anne	(86,617)	(62,820)	(62,820)	—	(23,797)
Aquitaine	(90,453)	(58,657)	(58,657)	—	(31,796)
Dominica	(82,840)	(52,826)	(52,826)	—	(30,014)

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Desirade	(86,153)	(56,071)	(56,071)	—	(30,082)
Alboran	(86,503)	(56,367)	(56,367)	—	(30,136)
Aral	(86,797)	(56,445)	(56,445)	—	(30,352)
Andaman	(87,130)	(56,636)	(56,636)	—	(30,494)
Hatteras	(90,337)	(59,368)	(59,368)	—	(30,969)
Delos	(113,020)	(83,611)	(83,611)	—	(29,409)
Doris	(113,330)	(84,438)	(84,438)	—	(28,892)
Derius	(104,670)	(81,458)	(81,458)	—	(23,212)
Camus	(123,797)	(92,228)	(92,228)	—	(31,569)
Oceania	(43,120)	(8,294)	(8,294)	—	(34,826)
Corporate	(2,000)	(1,031)	(1,031)	—	(969)

At December 31, 2024	130,337	165,583	165,583	—	46,464

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
On October 9, 2023, the Company announced the agreement of two reference shareholders CMB NV ("CMB") and Frontline plc/Famatown Finance Ltd ("Frontline") on a transaction involving multiple interdependent agreements. Part of the agreement included the sale of 24 VLCC tankers from the Euronav fleet for a total of $2.35 billion. A total of 11 VLCC tankers have been delivered before December 31, 2023 (see Note 8). As at December 31, 2023, 13 VLCC tankers, that were part of the fleet sale to Frontline, have been booked as an asset held for sale (Alice, Anne, Aquitaine, Dominica, Desirade, Alboran, Aral, Andaman, Hatteras, Delos, Doris, Derius and Camus) for a total carrying value of $862.6 million. The last vessel (Camus) has been delivered to her new owners on March 19, 2024. The net gain on this transaction for the vessels delivered in 2024 amounts to $372.7 million, which was recorded in the first quarter of 2024.
On November 8, 2023, the Company sold the ULCC Oceania (2003 - 441,561 dwt), for $43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying value of $8.3 million. The vessel was delivered to her new owner on January 15, 2024. Taking into account the sales commission, the net gain on this vessel amounts to $34.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2024.
CMB.TECH announced a new chapter in the evolution of the FAST platform. In a strategic move to enhance capabilities and ensure continued growth, CMB.TECH transferred the FAST platform to ZeroNorth. The sale price (included in the heading "Corporate") amounts to $2.0 million. The net gain amounts to $0.4 million. Closing of the deal and official transfer date was on April 1, 2024.

On May 21, 2024, the Company sold the VLCC Alsace (2012 - 320,350 dwt) for $96.9 million. The vessel is accounted for as a non-current asset held for sale as at December 31, 2024, and has a carrying value of $69.4 million. The net gain on the vessel amounts to $27.5 million and was recognized upon delivery to her new owners on January 27, 2025.

On June 27, 2024, the Management Board formally decided to commit to a plan to sell VLCC vessels Hakata (2010 - 302,550 dwt) and Ingrid (2012 - 314,000 dwt). An active program to locate a buyer and complete the plan has been initiated and the vessels are actively marketed for sale in line with their fair values. It is expected to be completed within a year from the decision and in line with IFRS 5, the assets are qualified and classified as non-current assets held for sale for a total combined book value of $81.7 million as per December 31, 2024.

The Windcat 6 has been sold, after 18 years of service on December 18, 2024 for an amount of $275 thousand. The CTV is accounted for as a non-current asset held for sale as at December 31, 2024, and has a carrying value of $48 thousand. The sale generates a gain $227 thousand and was recognized upon delivery to the new owner on March 13, 2025.

On December 31, 2024, CMB.TECH has sold the Suezmax Cap Lara (2007, 158,826 dwt) for $33.2 million. The vessel is accounted for as a non-current asset held for sale as at December 31, 2024, and has a carrying value of $14.4 million.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

The sale generated a gain of $18.8 million and was recognized upon delivery to the new owner on March 10, 2025.

Discontinued operations
As of December 31, 2024 and December 31, 2023, the Group had no operations that meet the criteria of a discontinued operation.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 4 – Revenue and other operating income

(in thousands of USD)	2024
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total

Pool Revenue	186,363	—	—	18,864	—	—	205,227	—	—	—	205,227
Spot Voyages	378,792	98,428	—	—	237	(28)	477,429	—	—	(3)	477,426
Revenue from contracts with customers	565,155	98,428	—	18,864	237	(28)	682,656	—	—	(3)	682,653
Time Charters	177,187	—	26,513	13,336	39,431	1,526	257,993	—	—	(400)	257,593
Lease income	177,187	—	26,513	13,336	39,431	1,526	257,993	—	—	(400)	257,593
Total revenue	742,342	98,428	26,513	32,200	39,668	1,498	940,649	—	—	(403)	940,246

Other operating income	49,510	—	—	—	17	1,615	51,142	389	11,424	(12,295)	50,660

(in thousands of USD)	2023			2022
	Marine	Less: Eliminations	Total	Marine	Less: Eliminations	Total
	Euronav			Euronav

Pool Revenue	639,778	—	639,778	359,920	—	359,920
Spot Voyages	434,436	—	434,436	377,360	—	377,360
Revenue from contracts with customers	1,074,214	—	1,074,214	737,280	—	737,280
Time Charters	160,913	—	160,913	117,389	—	117,389
Lease income	160,913	—	160,913	117,389	—	117,389
Total revenue	1,235,127	—	1,235,127	854,669	—	854,669

Other operating income	23,316	—	23,316	15,141	—	15,141

For the accounting treatment of revenue, we refer to the accounting policies (see Note 1.15) - Revenue.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

The decrease in revenue is primarily driven by a reduction in pool revenue, mainly due to a lower number of vessels operating in the pool in 2024 compared to 2023. This decrease is partially offset by an increase in spot revenue, largely attributed to the acquisition of the CMB.TECH Enterprises fleet and the delivery of newbuild dry bulk vessels in 2024, which are operating in the spot market. The increase in time charter revenue is primarily due to a higher number of vessels engaged in long-term time charters in 2024 compared to 2023, mainly following the acquisition of CMB.TECH Enterprises in February 2024.

Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage. The increase in other operating income is mainly due to the sale of Euronav Ship Management Hellas ($19.4 million), received liquidated damages resulting from the sale of the N-class vessels (Noble, Nectar and Newton - $4.4 million), various services rendered ($4.7 million) and to claim settlements ($5.5 million).

In accordance with IFRS16 - Leases, CMB.TECH is required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out revenue, it is determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. The following table summarizes the lease and non-lease components of the revenue from time charter-out during the years ended December 31, 2024, 2023 and 2022.

(in thousands of USD)	2024	2023	2022
Lease component of revenue from time charter-out	188,404	122,818	91,299
Non-lease component of revenue from time charter-out	69,189	38,095	26,090
Total lease income	257,593	160,913	117,389

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions

(in thousands of USD)	2024	2023	2022
Commissions paid	(16,643)	(15,202)	(14,778)
Bunkers	(118,446)	(101,795)	(131,089)
Other voyage related expenses	(39,221)	(25,093)	(29,320)
Total voyage expenses and commissions	(174,310)	(142,090)	(175,187)

The voyage expenses and commissions increased in 2024 compared to 2023. This increase is primarily attributed to an increase in bunker related expenses and other voyage-related expenditures.

The increase in bunker cost and commissions paid in 2024 compared to 2023 is mainly due to the integration of the CMB.TECH Enterprises vessels as of February, 2024 and thus more vessels operating on the spot. For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. The 24 vessels sold and delivered to Frontline do not have a significant impact on the voyage expenses since these were mainly operating in the pool. Voyage expenses for vessels operated in a Pool, are paid by the Pool.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

Vessel operating expenses

(in thousands of USD)	2024	2023	2022
Operating expenses	(185,327)	(210,527)	(199,286)
Insurance	(14,319)	(20,506)	(16,808)
Total vessel operating expenses	(199,646)	(231,033)	(216,094)

The operating expenses relate mainly to the crewing expenses (including crew bonuses), technical and other costs (including shore staff working entirely on ship management) which are needed to operate vessels. In 2024, these expenses decreased compared to 2023, primarily due to the sale of 24 VLCCs to Frontline at the end of 2023 and the beginning of 2024, partially offset by the acquisition of CMB.TECH Enterprises in February 2024. Furthermore, due to the sale of Euronav Ship Management Hellas (ESMH) to Anglo Eastern, effective July 2024, ship management has been outsourced which contributed to a reduction in operating expenses. Additionally, insurance costs declined in 2024 compared to 2023 for the same reason.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

General and administrative expenses

(in thousands of USD)	2024	2023	2022
Wages and salaries	(20,797)	(10,342)	(8,272)
Social security costs	(3,293)	(1,204)	(1,242)
Provision for employee benefits (Note 18)	13	140	205
Cash-settled share-based payments (Note 24)	—	—	2,973
Equity-settled share-based payments (Note 24)	—	(3,945)	(2,411)
Other employee benefits	(2,019)	(1,047)	(919)
Capitalized costs	960	—	—
Employee benefits	(25,136)	(16,398)	(9,666)
Administrative expenses	(50,272)	(42,766)	(37,955)
Tonnage Tax	(2,205)	(3,586)	(4,343)
Claims	(477)	(76)	—
Provisions	324	294	262
Total general and administrative expenses	(77,766)	(62,532)	(51,702)

Average number of full time equivalents (shore staff including shipmanagement)	285.24	198.47	192.81
The general and administrative expenses which include amongst others: shore staff wages (excluding shore staff working entirely on ship management), director fees, office rental, consulting and audit fees and tonnage tax, increased in 2024 compared to 2023. This increase was mainly due to the acquisition and inclusion of CMB.TECH Enterprises as per February 2024. The total research and development expenses recognized for the period ended December 31, 2024, amounted to $10.5 million and are included under administrative expenses.
The increase in employee benefits is primarily driven by higher wages and salaries, resulting from the growth in the average number of full-time equivalents following the inclusion of CMB.TECH Enterprises as per February 2024.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 6 - Net finance expense
Recognized in profit or loss

(in thousands of USD)	2024	2023	2022
Interest income	15,895	20,620	7,063
Dividends from other shares	1,050	—	—
Income on recycling hedges from OCI into P&L	—	25,749	—
Change in fair value of fuel derivatives recognized in P&L	—	3,210	6,132
Foreign exchange gains	21,744	17,590	13,945
Finance income	38,689	67,168	27,140

Interest expense on financial liabilities measured at amortized cost	(145,562)	(132,268)	(85,418)
Interest leasing	(275)	(631)	(1,237)
Change in fair value of fuel derivatives recognized in P&L	—	(8,276)	(26,388)
Fair value adjustment on interest rate swaps	—	37	(507)
Other financial charges	(9,249)	(13,513)	(5,930)
Foreign exchange losses	(14,253)	(17,246)	(13,529)
Finance expense	(169,339)	(171,897)	(133,009)

Net finance expense recognized in profit or loss	(130,650)	(104,729)	(105,869)

Finance income is lower during the year ended December 31, 2024 compared to December 31, 2023 which is mainly due to the positive impact realised in 2023 on the unwinding of the interest rate swaps following the repayment and the termination of the financial liabilities (see Note 17).

Finance expenses slightly decreased for the year ended December 31, 2024 compared to December 31, 2023. This is mainly due to an increase in interest expenses on financial liabilities fully offset by a decrease in change in fair value of fuel derivatives recognized through P&L and other financial charges. The increased interest expenses on financial liabilities are mainly related to an increase in interest expenses related to sale and leaseback financing. Additionally, the decrease in other financial charges is mainly due to the refinancing of a significant part of the financial liabilities in prior year (see Note 17).

Interest leasing is the interest on lease liabilities.

The above finance income and expenses include the following in respect of assets (liabilities) not recognized at fair value through profit or loss:

	2024	2023	2022
Total interest income on financial assets	15,895	46,368	7,063
Total interest expense on financial liabilities	(145,562)	(132,268)	(85,418)
Total interest leasing	(275)	(631)	(1,237)
Total other financial charges	(9,249)	(13,513)	(5,930)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Recognized directly in equity

(in thousands of USD)	2024	2023	2022
Foreign currency translation differences for foreign operations	(2,280)	259	(477)
Cash flow hedges - effective portion of changes in fair value	1,005	(6,164)	30,657
Net finance expense recognized directly in equity	(1,275)	(5,905)	30,180
Attributable to:
Owners of the Company	(1,275)	(5,905)	30,180
Net finance expense recognized directly in equity	(1,275)	(5,905)	30,180
Recognized in:
Translation reserve	(2,280)	259	(477)
Hedging reserve	1,005	(6,164)	30,657

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2024	2023	2022
Current tax
Current period	(7,660)	(4,889)	(1,736)
Changes related to prior years	1,616	7	57
Total current tax	(6,044)	(4,881)	(1,680)

Deferred tax
Recognition of unused tax losses/(use of tax losses)	(243)	(1,146)	(137)
Other	4,394	18	(987)
Total deferred tax	4,151	(1,128)	(1,124)

Total tax benefit/(expense)	(1,893)	(6,009)	(2,804)

Reconciliation of effective tax	2024		2023		2022
Profit (loss) before tax		872,722		864,036		206,055

Tax at domestic rate	(25.00)%	(218,181)	(25.00)%	(216,009)	(25.00)%	(51,514)
Effects on tax of :
Losses not subject to tax		(2,879)		—		—
Tax exempt profit / loss		(502)		(4,535)		2,642
Tax adjustments for previous years		1,979		7		57
Loss for which no DTA (*) has been recognized		28,686		7,586		4,481
Non-deductible expenses		(7,605)		(1,602)		(315)
Use of previously unrecognized tax losses and tax credits		—		5,283		4,431
Effect of Tonnage Tax regime		185,784		195,768		40,670
Effect of share of profit of equity-accounted investees		94		(5)		4,389
Effects of tax regimes in foreign jurisdictions		10,731		7,498		(7,645)
Total taxes	(0.22)%	(1,893)	(0.70)%	(6,009)	(1.36)%	(2,804)

* Deferred Tax Asset
In application of an IFRIC agenda decision on ‘IAS 12 Income taxes', tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses. The amount paid for tonnage tax in the year ended December 31, 2024 was $2.2 million (2023: $3.6 million and 2022: $4.3 million) (see Note 5).

The Group operates mainly in the international shipping industry. Pillar II provides an exclusion for relevant shipping income (= profits earned from the transportation of cargo in international traffic). The Pillar II exercise will be subject to further guidance from the OECD. Based on the current state of play, we expect to be able to benefit from the shipping exclusion for the majority of our activities. Therefore, the Group concluded the impact of Pillar II to be limited. Please refer to item 19 in Note 1 for additional information.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Right-of-use assets	Other tangible assets	Prepayments	Total PPE
At January 1, 2022
Cost	4,875,810	181,293	53,226	5,244	—	5,115,573
Depreciation & impairment losses	(1,908,023)	—	(24,225)	(4,026)	—	(1,936,274)
Net carrying amount	2,967,787	181,293	29,001	1,218	—	3,179,299

Acquisitions	448,850	165,246	14,060	164	—	628,320
Disposals and cancellations	(258,899)	—	—	—	—	(258,899)
Depreciation charges	(199,457)	—	(21,509)	(610)	—	(221,576)
Transfer to assets held for sale (Note 3)	(18,459)	—		—	—	(18,459)
Transfers	118,110	(118,110)	—	—	—	—
Translation differences	—	—	(59)	(10)	—	(69)
Balance at December 31, 2022	3,057,932	228,429	21,493	762	—	3,308,616

At January 1, 2023
Cost	5,014,747	228,429	66,785	5,159	—	5,315,120
Depreciation & impairment losses	(1,956,815)	—	(45,292)	(4,397)	—	(2,006,504)
Net carrying amount	3,057,932	228,429	21,493	762	—	3,308,616

Acquisitions	295,568	41,627	31,557	372	1,031	370,155
Disposals and cancellations	(815,733)	—	(2,087)	—	—	(817,820)
Depreciation charges	(200,896)	—	(18,040)	(492)	—	(219,428)
Transfer to assets held for sale	(870,844)	—	—	—	(1,031)	(871,875)
Transfers	163,543	(163,543)	—	—	—	—
Translation differences	—	—	13	2	—	15
Balance at December 31, 2023	1,629,570	106,513	32,936	644	—	1,769,663

At January 1, 2024
Cost	3,265,939	106,513	56,240	4,717	—	3,433,409
Depreciation & impairment losses	(1,636,369)	—	(23,304)	(4,073)	—	(1,663,746)
Net carrying amount	1,629,570	106,513	32,936	644	—	1,769,663

Acquisitions	155,215	959,692	332	2,292	2,729	1,120,260
Acquisitions through business combinations (Note 26)	425,564	477,565	1,431	22,219	670	927,449
Disposals and cancellations	(183,374)	—	(30,162)	—	(595)	(214,131)
Depreciation charges	(158,110)	—	(1,413)	(3,625)	—	(163,148)
Transfer to assets held for sale (Note 3)	(165,583)	—	—	—	—	(165,583)
Disposals through sale of subsidiary	—	—	(1,184)	(137)	—	(1,321)
Transfers	914,788	(914,788)	—	1,075	(1,075)	—
Translation differences	(586)	(577)	(30)	(840)	(72)	(2,105)
Balance at December 31, 2024	2,617,484	628,405	1,910	21,628	1,657	3,271,084

At December 31, 2024
Cost	4,020,942	628,405	5,212	30,098	1,657	4,686,314
Depreciation & impairment losses	(1,403,458)	—	(3,302)	(8,470)	—	(1,415,230)
Net carrying amount	2,617,484	628,405	1,910	21,628	1,657	3,271,084

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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

On July 11, 2023 and October 26, 2023 the Group took delivery of respectively Brugge (2023 - 156,851 dwt) and Brest (2023 - 156,851 dwt). Both vessels were included as vessels under construction as at December 31, 2022.

In the fourth quarter of 2023, the Company sent a notification letter to exercise the repurchase option included in the Sale and leaseback contract for the VLCC Newton (2009 - 307,284 dwt). The repurchase option amounted to $30 million and resulted in in an increase of the recognized right-of-use asset as per December 31, 2023.

During 2024, the Statia, Selena, Newton, Fraternity and Cap Victor have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.

On January 22, 2024, the Company exercised the repurchase option for VLCC Newton (2009 - 307,284 dwt) that was under a bareboat contract for an aggregate amount of $30 million. The vessel was previously accounted for as a right-of-use asset.

On February 6, 2024, the Company took delivery of the Suezmax Bristol (2024 – 156,851 dwt).

On March 19, 2024, the Company took delivery of the fourth super-eco Newcastlemax Mineral France (2024 – 210,000 dwt).

On April 12, 2024, the Company took delivery of the chemical tanker Bochem Casablanca (2024 - 25,000 dwt).

On May 13, 2024, the Company took delivery of the container vessel CMA CGM Baikal. This vessel has been sold and a gain of $15.6 million was booked in the second quarter of 2024.

On May 24, 2024, the Company took delivery of the Windcat 57, the first hydrogen-powered CTV of the Mark 5 series. The unit is deployed in Scotland.

On June 24, 2024, the Company took delivery of the fifth super-eco Newcastlemax Mineral Deutschland (2024 – 210,000 dwt).

On June 28, 2024, the Company took delivery of the chemical tanker Bochem Shanghai (2024 – 25,000 dwt).

On August 5, 2024, the Company took delivery of the sixth super-eco Newcastlemax Mineral Italia (2024 - 210,000 dwt).

On August 6, 2024, the Company took delivery of the container vessel CMA CGM Etosha (2024 - 77,000 dwt).

On August 8, 2024, the Company took delivery of the chemical tanker Bochem New Orleans (2024 - 25,000 dwt).

On August 28, 2024, the Company took delivery of the seventh super-eco Newcastlemax Mineral Danmark (2024 - 210,000 dwt).

On October 8, 2024, the Company took delivery of the eight super-eco Newcastlemax Mineral Eire (2024 - 210,000 dwt).

On October 10, 2024, the Company took delivery of the Suezmax Helios (2024 - 157,000 dwt).

On October 15, 2024, the Company took delivery of the chemical tanker Bochem Brisbane (2024 - 25,000 dwt).

On October 16, 2024, the container vessel CMA CGM Dolomites (2024 - 6,000 TEU) was delivered.

On October 21, 2024, the Company took delivery of the ninth super-eco Newcastlemax Mineral Hellas (2024 - 210,000 dwt).

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

On November 22, 2024, the Company took delivery of the tenth super-eco Newcastlemax Mineral Espana (2024 - 210,000 dwt).

On November 25, 2024, the Company took delivery of the Suezmax Orion (2024 - 157,717 dwt).

The Group had forty-one vessels under construction at December 31, 2024 for an aggregate amount of $628.4 million (2023: five vessels under construction). The amounts presented within "vessels under construction" relate to five eco-type VLCCs and two eco-Type Suezmaxes, two dual-fuel bitumen tankers, eighteen Newcastlemax bulk carriers, two chemical tankers, six CSOVs (Commissioning Service Operations Vessels), two coaster vessel of 5,000 dwt, one 1,400 TEU ammonia-powered container vessel and three CTVs (Crew Transfer Vessel). The Group capitalizes borrowing costs related to the financing of the newbuild vessels as reported under vessels under construction (see Note 1.11.2). As per December 31, 2024, the total amount that was capitalized was $23.7 million, comprising $6.8 million in CMB.TECH NV at an average interest rate of 7% (2023: $6.5 million) and $16.8 million in actual borrowing costs within CMB.TECH Enterprises.

Disposal of assets – Gains/losses

(in thousands of USD)	Sale price	Book Value	Gain	Loss

Sandra - Sale	47,520	47,299	221	—
Sara - Sale	47,520	46,013	1,507	—
Sonia - Sale	50,490	50,837	—	(347)
Simone - Sale	50,490	50,070	420	—
Cap Leon - Sale	19,924	9,081	10,843	—
Cap Pierre - Sale	19,058	11,537	7,521	—
Cap Guillaume - Sale	34,153	19,597	14,556	—
Cap Philippe - Sale	32,046	19,165	12,881	—
Europe - Sale	40,013	5,300	34,713	—
Other	—	—	13,500	—

At December 31, 2022	341,214	258,899	96,161	(347)

	Sale price	Book Value	Gain	Loss
Cap Charles - Sale	40,523	18,459	22,064	—
Nautica - Sale	53,900	26,847	27,053	—
Alex - Sale	86,397	62,214	24,182	—
Ardeche - Sale	90,410	58,345	32,065	—
Drenec - Sale	86,327	56,279	30,048	—
Heron - Sale	89,130	58,243	30,887	—
Arafura - Sale	87,077	56,673	30,404	—
Amundsen - Sale	90,670	60,007	30,663	—
Diodorus - Sale	113,100	83,911	29,189	—
Dickens - Sale	113,397	83,534	29,863	—
Dalis - Sale	107,930	84,395	23,535	—
Cassius - Sale	123,500	91,635	31,865	—
Clovis - Sale	124,277	93,651	30,625	—

At December 31, 2023	1,206,636	834,192	372,444	—

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

(in thousands of USD)	Sale price	Book Value	Gain	Loss
	Sale price	Book Value	Gain	Loss
Andaman - Sale	86,976	56,636	30,341	—
Dominica - Sale	82,685	52,826	29,858	—
Hatteras - Sale	90,310	59,368	30,942	—
Derius - Sale	104,627	81,458	23,169	—
Alboran - Sale	86,418	56,362	30,056	—
Delos - Sale	112,888	83,611	29,277	—
Desirade - Sale	85,965	56,071	29,894	—
Alice - Sale	85,965	61,625	24,340	—
Aquitaine - Sale	90,268	58,657	31,610	—
Oceania - Sale	43,120	8,294	34,826	—
Doris - Sale	113,010	84,438	28,573	—
Aral - Sale	86,472	56,445	30,027	—
Anne - Sale	86,275	62,820	23,455	—
Camus - Sale	123,420	92,228	31,193	—
Noble - Sale	53,955	25,716	28,239	—
Nectar - Sale	53,955	23,873	30,082	—
Newton - Sale	53,955	33,285	20,670	—
CMA CGM Baikal - Sale	71,500	55,879	15,621	—
Sapphira - Sale	45,500	14,670	30,830	—
Statia - Sale	41,250	10,723	30,527	—
Selena - Sale	38,170	11,794	26,376	—
Cap Victor - Sale	38,990	15,593	23,397	—
Cap Felix - Sale	42,330	20,989	21,341	—
Corporate	2,000	1,625	375	—

At December 31, 2024	1,720,005	1,084,986	635,019	—

On October 9, 2023, the Company announced the agreement between two reference shareholders CMB NV ("CMB") and Frontline plc/Famatown Finance Ltd ("Frontline") on a transaction involving multiple interdependent agreements. Part of the agreement is the sale of 24 VLCC tankers from the Euronav fleet for a total of $2.35 billion. A total of 11 VLCC tankers have been delivered before December 31, 2023. The 13 remaining vessels (Alice, Anne, Aquitaine, Dominica, Desirade, Alboran, Aral, Andaman, Hatteras, Delos, Doris, Derius and Camus) delivered in the first quarter of 2024 contributed to a total capital gain of $372.7 million, which was recorded in the first quarter of 2024.

On November 8, 2023, the Company sold the ULCC Oceania (2003 - 441,561 dwt), for $43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying value of $8.3 million. The vessel was delivered to her new owner on January 15, 2024. Taking into account the sales commission, the net gain on this vessel amounts to $34.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2024.

On March 15, 2024, the Company sold the N-class vessels Noble, Nectar and Newton for a net sale price after commission of $161.9 million. The vessels have all been delivered during the second quarter of 2024 and the net gain of $79.0 million on the transaction was recognized in the consolidated statement of profit or loss.

On November 19, 2021, the Company agreed to sell the container vessel CMA CGM Baikal for a net sale price of $71.5 million. The vessel has been delivered to her new owners in the second quarter of 2024 and a net gain of $15.6 million has been booked in the consolidated statement of profit or loss.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

On September 25, 2024, the Company sold two Suezmax vessels, Sapphira (2008 - 150,205 dwt) and Statia (2006 - 150,205 dwt) for a net sale price of $45.5 million and $41.3 million respectively. The sale price generated a combined gain of $61.4 million and was recorded in the consolidated statement of profit or loss in the third quarter of 2024.

On December 2, 2024, the Company agreed to sell three Suezmax vessels Selena (2007 - 150,205 dwt), Cap Victor (2007 - 158,853 dwt) and Cap Felix (2008 - 158,765 dwt) for a net sale price after commission of $38.2 million, $39.0 million and $42.3 million respectively. The sale price generated a combined gain of $71.1 million and was recorded in the consolidated statement of profit or loss in the fourth quarter of 2024.

Impairment

Based on the impairment indicator analysis conducted for the year ending December 31, 2024, the Group has not identified any impairment triggers within its Marine division that require further impairment testing. Both internal and external impairment indicators, including asset performance, market valuations, and macroeconomic conditions, have been thoroughly assessed. The review is supported by independent broker valuations which indicate that the fair market value of the fleet exceeds its carrying value. The same analysis was conducted for the year ending December 31, 2023 and for the year ending December 31, 2022.

Accordingly, as of the reporting date, no impairment adjustments are required for the Group’s assets within the Marine division. The Management Board, under supervision of the Supervisory Board, will continue to evaluate potential impairment risks on an ongoing basis, ensuring timely responses to any significant changes in market conditions or operational performance.

Security

All vessels financed with bank loans are subject to a mortgage to secure bank loans (see Note 17).

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Capital commitment
As at December 31, 2024 the Group's total capital commitments amounts to $2.4 billion (December 31, 2023: $623.8 million capital commitments). These capital commitments can be detailed as follows:

(in thousands of USD)	Total	2025	2026	2027	2028	2029
Commitments in respect of:
Tankers	609,170	112,200	429,650	67,320	—	—
Dry bulk vessels	1,079,100	613,416	465,685	—	—	—
Container vessels	37,670	8,100	29,570	—	—	—
Chemical tankers	455,300	78,200	102,750	38,750	155,000	80,600
Offshore Wind Vessels	231,806	125,841	81,884	24,082	—	—
Other	10,239	9,608	631	—	—	—
Total	2,423,285	947,364	1,110,169	130,152	155,000	80,600

The current newbuilding program of the Group comprises the following:
–5 eco-type VLCCs,
–2 eco-type Suezmaxes,
–18 Newcastlemax bulk carriers,
–8 chemical tankers,
–Offshore wind vessels are related to 6 CSOVs (Commissioning Service Operation Vessel) and 3 CTVs (Crew Transfer Vessels),
–2 coasters of 5,000 dwt (included under drybulk vessels),
–1 ammonia-powered container vessel with a capacity of 1,400 TEU,
–2 dual-fuel bitumen tankers (included under chemical tankers),
–The other items are related to a multi purpose harbour vessel and other hydrogen applications.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 9 - Intangible Assets

(in thousands of USD)	Customer contracts	Other intangible assets	Total intangible assets
At January 1, 2023
Cost	16,569	1,218	17,787
Amortisation & translation differences	(913)	(1,128)	(2,041)
Net carrying amount	15,656	90	15,746

Acquisitions	—	60	60
Amortisation charges	(1,556)	(56)	(1,612)
Translation differences	—	—	—
Balance at December 31, 2023	14,100	94	14,194

At January 1, 2024
Cost	16,569	1,278	17,847
Amortisation & translation differences	(2,469)	(1,184)	(3,653)
Net carrying amount	14,100	94	14,194

Acquisitions	—	1,541	1,541
Acquisitions through business combinations (Note 26)	—	3,538	3,538
Amortisation charges	(1,556)	(1,325)	(2,881)
Translation differences	—	(205)	(205)
Balance at December 31, 2024	12,544	3,643	16,187

At December 31, 2024
Cost	16,569	6,357	22,926
Amortisation & translation differences	(4,025)	(2,714)	(6,739)
Net carrying amount	12,544	3,643	16,187

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

The other intangible assets are mainly related to internally capitalized development expenses and software assets.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 10 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	ASSETS	LIABILITIES	NET
Employee benefits	44	—	44
Unused tax losses & tax credits	42,178	—	42,178
Unremitted earnings	—	(41,942)	(41,942)
	42,222	(41,942)	280
Offset	(41,942)	41,942
Balance at December 31, 2023	280	—

Tangible assets	16,176	(6,579)	9,597
Employee benefits	46	—	46
Unused tax losses & tax credits	22,284	(426)	21,858
Unremitted earnings	—	(21,865)	(21,865)
	38,506	(28,870)	9,636
Offset	(28,432)	28,432
Balance at December 31, 2024	10,074	(438)

Unrecognized deferred tax assets and liabilities
Total unrecognized tax losses amount to $160.6 million for 2024 ($114.3 million for 2023) and unused taxable temporary differences amount to $48.6 million (both 2024 and 2023). Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2024		December 31, 2023
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Deductible temporary differences	12,226	—	270	—
Taxable temporary differences	—	(12,162)	—	(12,162)
Tax losses & tax credits	39,622	—	28,299	—
	51,848	(12,162)	28,569	(12,162)
Offset	(12,162)	12,162	(12,162)	12,162
Total	39,686	—	16,407	—

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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2022	Recognized in income	Recognized in equity	Other movements	Translation Differences	Balance at Dec 31, 2022
Employee benefits	23	4	—	—	(2)	25
Unused tax losses & tax credits	66,304	(5,988)	—	—	(8)	60,308
Unremitted earnings	(64,781)	5,851	—	—	—	(58,930)
Reclassification	—	(991)	—	991	—	—
Total	1,546	(1,124)	—	991	(10)	1,403

	Balance at Jan 1, 2023	Recognized in income	Recognized in equity	Other movements	Translation Differences	Balance at Dec 31, 2023
Employee benefits	25	18	—	—	1	44
Unused tax losses & tax credits	60,308	(18,134)	—	—	4	42,178
Unremitted earnings	(58,930)	16,988	—	—	—	(41,942)
Total	1,403	(1,128)	—	—	5	280

	Balance at Jan 1, 2024	Recognized in income	Recognized in equity	Other movements	Translation Differences	Balance at Dec 31, 2024
Tangible assets	—	4,388	—	5,303	(94)	9,597
Employee benefits	44	6	—	—	(4)	46
Unused tax losses & tax credits	42,178	(20,320)	—	—	—	21,858
Unremitted earnings	(41,942)	20,077	—	—	—	(21,865)
Total	280	4,151	—	5,303	(98)	9,636

The other movements in 2024 relate to the recognition of the deferred tax assets and liabilities when control of CMB.TECH Enterprises was obtained.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 11 - Non-current receivables

(in thousands of USD)	December 31, 2024	December 31, 2023
Shareholders loans to joint ventures	16,188	2
Derivatives	1,279	—
Cash guarantees and deposits	48,548	1,616
Other non-current receivables	9,061	6
Lease receivables	—	1,263
Investment	—	1
Total non-current receivables	75,076	2,888

The increase in shareholder loans to joint ventures mainly relates to the loans provided to Be Hydro and JPN H2YDRO and to joint ventures within the Windcat group of companies, i.e. TSM Windcat and FRS Windcat Offshore Logistics.

The increase in cash guarantees and deposits as of December 31, 2024 compared to December 31, 2023 relates to a cash security of $46.9 million lodged with the High Court of Malaysia in January, 2024. The cash security was required to lift the arrest on the vessel Oceania which was subsequently sold and delivered to her new owners (see Note 22).

The increase in other non-current receivables is mainly due to the acquisition of CMB.TECH Enterprises and relates to an advancement for the development of ammonia-powered engines for its new bulk carriers. The amount will be recovered through future engine deliveries.

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2024	December 31, 2023
Receivable:
Within two years	57,240	2,764
Between two and three years	52	—
Between three and four years	4	—
Between four and five years	183	—
More than five years	17,597	124
Total non-current receivables	75,076	2,888

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 12 - Inventory

The bunker inventory mainly relates to the bunker fuel stored on board of the vessels. As of December 31, 2024, the carrying amount of the bunker inventory on board of the vessels amounted to $17.3 million (2023: $22.5 million). Bunkers delivered to vessels operating in the TI Pool and Stolt Pool, are sold to the TI Pool and Stolt Pool and bunkers on board of these pooled vessels are no longer shown as bunker inventory but as trade and other receivables.

The inventory on board of our vessels is accounted for on a first-in, first-out basis. No write down is needed as long as the freight market remains robust offsetting potential higher weighted average consumption costs of the bunker oil consumed from that inventory.

Bunker expenses and consumed lubricants are recognized in profit or loss upon consumption.

The other inventory as of December 31, 2024 amounts to $9.1 million and relates to trucks purchased to be converted into hydrotrucks for resale and spare parts used for the conversion of regular engines to hydrogen powered engines.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 13 - Trade and other receivables - current

(in thousands of USD)	December 31, 2024	December 31, 2023
Receivable from contracts with customers	117,824	88,544
Receivable from contracts with customers - TI Pool	56,568	169,339
Accrued income	9,237	13,706
Accrued interest	236	1,352
Deferred charges	45,072	17,601
Deferred fulfillment costs	1,126	2,278
Other receivables	3,691	11,414
Lease receivables	1,263	1,591
Derivatives	866	1,286
Total trade and other receivables	235,883	307,111

The increase in receivables from contracts with customers is primarily due to the sale of vessels, for which part of the sale price remained outstanding as of December 31, 2024.

The decrease in receivables from contracts with customers - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in 2024 mainly due to a decrease in number of vessels in the pool in connection with the sale to Frontline.

The increase in deferred charges is mainly due to the acquisition and consolidation of CMB.TECH Enterprises as per February, 2024, and relates mainly to arrangement fees on predelivery financing of newbuild vessels.

Fulfillment costs represent primarily bunker costs incurred between the date on which the contract of a spot voyage charter was concluded and the next load port. These expenses are deferred according to IFRS 15 Revenue from Contracts with Customers and are amortized on a systematic basis consistent with the pattern of transfer of service.

The lease receivables relate to the sublease of office space to third parties regarding the leased office of Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

For currency and credit risk, we refer to Note 20.

Note 14 - Cash and cash equivalents

(in thousands of USD)	December 31, 2024	December 31, 2023
Bank deposits	—	182,500
Cash at bank and in hand	38,869	246,870
Total	38,869	429,370

No bank deposits were held at December 31, 2024. Four bank deposits were held at December 31, 2023 in connection with the sale of the vessels to Frontline. All four deposits have been fully repaid during January and February, 2024. All cash is in different banks which all have a high credit rating.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 15 - Equity
Number of shares issued

(in shares)	December 31, 2024	December 31, 2023	December 31, 2022
On issue at January 1	220,024,713	220,024,713	220,024,713
On issue at December 31 - fully paid	220,024,713	220,024,713	220,024,713

As at December 31, 2024, the share capital is represented by 220,024,713 shares. The shares have no nominal value.
As at December 31, 2024, the authorized share capital not issued amounts to $83,898,616 (2023 and 2022: $83,898,616) or the equivalent of 77,189,888 shares (2023 and 2022: 77,189,888 shares).
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve
The hedging instruments were as follows:

	2024
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change in FV recognized in OCI	Recycled into P&L
Interest rate swaps
$161.1 million facility	111,545	2,145	—	1,005	—
Total	111,545	2,145	—	1,005	—

	2023
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change in FV recognized in OCI	Recycled into P&L
Interest rate swaps
$173.6 million facility - Cap Quebec and Cap Pembroke	—	—	—	(314)	(1,456)
$173.6 million facility - Cap Corpus Christi and Cap Port Arthur	—	—	—	(1,256)	(3,860)
$713.0 million facility	—	—	—	(4,823)	(12,599)
$73.5 million facility - Cedar and Cypres	—	—	—	(298)	(5,167)
$150.0 million facility	93,607	1,286	146	(1,108)	—
$447.0 million facility	—	—	—	1,635	(1,635)
Fx swaps
Fx Euro hedge	—	—	—	—	(1,032)
Total	93,607	1,286	146	(6,164)	(25,749)

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Quebec and Cap Pembroke), entered on March 28, 2018, and April 20, 2018, in two IRSs for a combined notional value of $86.8 million. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the underlying $173.6 million facility. On November 9, 2023 these hedges have been unwound due to the repayment of the underlying facility and have been recognized in profit or loss. $(1.8) million has been recognized in total in OCI in 2023.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

As part of the fuel hedging program, the Group entered during 2023 and 2022 into several commodity swaps and futures in connection with its low sulfur fuel oil project for a combined notional value of $72.2 million and $158.8 million, respectively. These swaps are used to hedge a potential increase in the index underlying the price of low sulfur fuel between the purchase date and the delivery date of the product, i.e. when the title to the low sulfur fuel is actually transferred. These instruments do not qualify as hedging instruments in a cash flow hedge relationship under IFRS9. The changes in fair value are directly recognized in profit or loss. In November 2023, management decided to discontinue the bunker storage and offloading program and sold the ULCC Oceania. As a consequence, there is no longer an active fuel hedging program during 2024.

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Corpus Christi and Cap Port Arthur), entered on October 26, 2020 in two IRSs for a combined notional value of $70.1 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the underlying $173.6 million facility. On November 9, 2023, these hedges have been unwound due to the repayment of the underlying facility and have been recognized in profit or loss. $(5.1) million has been recognized in total in OCI in 2023.

The Group entered in the second half of 2020 in six Interest Rate Swaps (IRSs) for a combined notional value of $237.2 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate in connection with the $713.0 million sustainability linked loan and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. On November 9, 2023, these hedges have been unwound due to the repayment of the underlying facility and have been recognized in profit or loss. $(17.4) million has been recognized in total in OCI in 2023.

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

The Group, in connection to the $150.0 million facility raised on June 21, 2022 and amended in 2024 to $161.1 million, entered into several Interest Rate Swaps (IRSs) for a combined notional value of $109.4 million. These IRSs are used to hedge the risk related to the fluctuation of the LIBOR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the facility and mature on March 31, 2030. The notional value of these instruments at December 31, 2024 amounted to $111.5 million. The fair value of these instruments at December 31, 2024 amounted to $2.1 million (see Note 11 and 13) and $1.0 million has been recognized in OCI in 2024.

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

No Fx swaps have been entered into in 2024.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Treasury shares
As of December 31, 2024, CMB.TECH owned 25,807,878 of its own shares, compared to 17,790,716 of shares owned on December 31, 2023. In the twelve months period ended December 31, 2024, the Company purchased on the NYSE and on Euronext Brussels a total of 8,017,162 shares.
Distributions
The Special Shareholders’ Meeting held on July 2, 2024 approved the dividend distribution amounting to $1.15 per share, being a combination of an intermediary dividend of $0.27 per share and $0.88 per share from the share issue premium.

On May 16, 2024, the Annual Shareholders' meeting approved a full year dividend for 2023 of $4.57 per share. This pay out was a combination of a dividend of $0.27 per share and a share premium of $4.30 per share via the issue premium reserve.

The total amount of dividends declared in 2024 was $1,110.9 million ($646.3 million in 2023 and $24.2 million in 2022) and $1,126.7 million was paid in 2024 ($630.5 million in 2023 and $24.2 million in 2022).

Long term incentive plans
The Group did not issue any new long term incentive plans in 2024 and all previously existing LTIP plans terminated at the end of 2023 following the change in control. Please see Note 24 for more information on the old plans.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 16 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the period ended December 31 of each year, calculated as follows:

Result attributable to ordinary shares

	2024	2023	2022
Result for the period (in USD)	870,829,138	858,026,940	203,251,347
Weighted average number of ordinary shares	196,041,579	201,901,743	201,747,963
Basic earnings per share (in USD)	4.44	4.25	1.01

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2022	220,024,713	18,346,732	201,677,981	201,677,981
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	(105,551)	105,551	69,982
On issue at December 31, 2022	220,024,713	18,241,181	201,783,532	201,747,963

On issue at January 1, 2023	220,024,713	18,241,181	201,783,532	201,783,532
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	(450,465)	450,465	118,211
On issue at December 31, 2023	220,024,713	17,790,716	202,233,997	201,901,743

On issue at January 1, 2024	220,024,713	17,790,716	202,233,997	202,233,997
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	8,017,162	(8,017,162)	(6,192,418)
On issue at December 31, 2024	220,024,713	25,807,878	194,216,835	196,041,579

Diluted earnings per share
For the twelve months ended December 31, 2024, the diluted earnings per share (in USD) amount to 4.44 (2023: 4.25 and 2022: 1.01). All LTIPs were terminated during the 2nd half of 2023 due to the change of control (see Note 24). As of December 31, 2023, the Company no longer has instruments that can give rise to dilution.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	2024	2023	2022
Weighted average of ordinary shares outstanding (basic)	196,041,579	201,901,743	201,747,963

Effect of Share-based Payment arrangements	—	—	246,254

Weighted average number of ordinary shares (diluted)	196,041,579	201,901,743	201,994,217

There are no more remaining outstanding instruments at December 31, 2024 and December 31, 2023 due to the change of control which caused an accelerated vesting of all RSUs. The RSUs of the LTIP 2019, LTIP 2020 and LTIP 2021 could have given rise to dilution at December 31, 2022.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 17 - Interest-bearing loans and borrowings

(in thousands of USD)	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	221,304	—	41	—	221,345
Between 1 and 5 years	1,042,938	197,556	5,783	71,011	1,317,288
More than 1 year	1,264,242	197,556	5,824	71,011	1,538,633
Less than 1 year	68,941	—	22,855	65,851	157,647
At January 1, 2023	1,333,183	197,556	28,679	136,862	1,696,280

New loans	2,124,850	—	2,312	569,277	2,696,439
Scheduled repayments	(72,644)	—	(21,311)	(544,856)	(638,811)
Early repayments	(2,861,080)	—	—	—	(2,861,080)
Remeasurement	—	—	27,158	—	27,158
Other changes	4,050	4,396	—	(346)	8,100
Translation differences	—	—	18	2,609	2,627
Balance at December 31, 2023	528,359	201,952	36,856	163,546	930,713

More than 5 years	30,203	—	206	52,337	82,746
Between 1 and 5 years	332,032	198,219	3,157	18,911	552,319
More than 1 year	362,235	198,219	3,363	71,248	635,065
Less than 1 year	166,124	3,733	33,493	92,298	295,648
Balance at December 31, 2023	528,359	201,952	36,856	163,546	930,713

	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	30,203	—	206	52,337	82,746
Between 1 and 5 years	332,032	198,219	3,157	18,911	552,319
More than 1 year	362,235	198,219	3,363	71,248	635,065
Less than 1 year	166,124	3,733	33,493	92,298	295,648
At January 1, 2024	528,359	201,952	36,856	163,546	930,713

New loans	1,971,542	—	332	750,983	2,722,857
Scheduled repayments	(177,638)	—	(33,604)	(377,540)	(588,782)

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Early repayments	(999,690)	—	—	—	(999,690)
Acquisitions through business combinations (Note 26)	332,529	—	1,500	234,491	568,520
Other changes	(1,429)	668	(171)	(4,057)	(4,989)
Disposals through sale of subsidiary	—	—	(1,137)	—	(1,137)
Translation differences	(867)	—	(32)	(4,338)	(5,237)
Balance at December 31, 2024	1,652,806	202,620	3,744	763,085	2,622,255

More than 5 years	360,928	—	184	528,109	889,221
Between 1 and 5 years	1,089,941	198,887	1,267	139,252	1,429,347
More than 1 year	1,450,869	198,887	1,451	667,361	2,318,568
Less than 1 year	201,937	3,733	2,293	95,724	303,687
Balance at December 31, 2024	1,652,806	202,620	3,744	763,085	2,622,255
The amounts shown under "New Loans" and "Early Repayments" related to bank loans include drawdowns and repayments under revolving credit facilities during the year.
Bank Loans
On April 7, 2021, the Group entered into an €80 million ($83.1 million) unsecured revolving credit facility. This new facility has been concluded with a range of commercial banks and the support of Gigarant, with sustainability and emission reductions as a component of the margin pricing. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2021 will be supported by compliance with the Poseidon principles. The facility has a duration of minimum three years, with two one-year extension options. These extension options have been exercised and facility will mature on April 7, 2026. As of December 31, 2024 and December 31, 2023, the outstanding balance on this facility was $27.5 million and $0.0 million, respectively.
On June 21, 2022, the Group entered into a $150 million senior secured amortizing term loan facility to finance the acquisition of the 50% ownership in the FSO joint ventures. The facility has been concluded with ING and ABN Amro who were also the supporting banks in the existing facility. At the same time the existing facilities for the FSO JV companies which were maturing in July 2022 and September 2022 have also been repaid. The facility carries a rate of daily compounded SOFR plus a margin of 2.15% with margin adjustment of plus or minus 10 bps. The facility is linked to the sustainability performance of the Company. The commercial terms include a reduction of the interest rate when the Company achieves its targets in relation to two sustainability KPI's. The facility has a duration of 5.25 years with maturity on March 30, 2030. On September 2, 2024, the Group has signed a supplementary agreement with ING and ABN Amro for a top up amount of $45 million. As of December 31, 2024 and December 31, 2023, the outstanding balance on this facility was $148.7 million and $124.8 million, respectively.
On December 6, 2022, the Group entered into a $377.0 million senior secured amortizing facility comprising a revolving credit facility of up to $307.0 million and a newbuild term loan facility of up to $70.0 million and an upsize term loan facility. The upsize facility of $70.0 million was concluded on March 17, 2023 for the financing of the newbuild VLCC Camus. The financing had been concluded with a syndicate of banks and Nordea Bank Norge SA acting as Agent and Security Trustee. The credit facility was repaid on December 14, 2023 in relation to the global refinance.

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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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

On October 9, 2023, the Company announced that an agreement was found between our two reference shareholders, CMB NV and Frontline plc / Famatown Finance Limited. The reference shareholders reached an agreement on a transaction involving the Company that puts an end to the deadlock arising from their differences over strategy, while offering other shareholders the opportunity to realise cash value for their investment. The transaction comprises three interdependent agreements:

• CMB acquired Frontline's 26.12% stake in the Company for $18.43 per share
• Frontline acquired 24 VLCC tankers from the Euronav fleet for $2.35 billion
• The Company's pending arbitration action against Frontline and affiliates is terminated

A Special General Meeting was held on November 21, 2023, where the share sale and the fleet sale was approved. Shortly after, the share transfer has materialized and CMB.TECH has started delivering the 24 vessels to Frontline over a period of 2 months. In relation to this transaction, the remaining CMB.TECH fleet was refinanced in a Global Refinancing $1,290 million facility on November 7, 2023 consisting of three facilities: (i) a revolver credit facility up to $725.0 million for the purposes of (a) refinancing the existing facilities relating to the Core Ships and the Transition Ships, (b) refinancing the existing facilities related to the A Fleet, and (c) only after the refinancings described in (a) and (b), for general corporate and working capital purposes; (ii) a transition term loan facility up to $375.0 million for the purposes of (a) refinancing the existing facilities relating to the Core Ships and the Transition Ships, (b) refinancing the Existing Facilities related to the A Fleet; (iii) a newbuild term loan facility up to $190.0 million for the purposes of financing the delivery cost of four newbuild vessels namely Brest, Bristol, Crocus and Clematis. In 2023 the facility has been accounted for as a new instrument and the previously existing loans have been extinguished. The revolver facility and the newbuild facility have a term of five years and the transition facility has a term of 18 months; and is bearing interest of Term SOFR + a margin of 2.3% - 2.9% per annum. The margin is reset every quarter based on the ratio of net debt to total capitalisation ratio. As of December 31, 2024 and December 31, 2023, the outstanding balance on this facility was $750.0 million and $415.7 million, respectively.

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
•Sustainability-linked loan of $713.0 million with Nordea dated September 11, 2020.
•Sustainability-linked loan of $73.45 million with DNB dated December 2, 2021.
•Credit facility of $447.0 million with Nordea dated December 6, 2022.
•Credit facility of $190.4 million with DNB dated June 29, 2023.

Due to the acquisition and consolidation of CMB.TECH Enterprises as per February, 2024, the following facilities were entered into the Group:
•Credit facility of €152.0 million with CEXIM dated January 29, 2022. As of December 31, 2024, the outstanding balance on this facility was $72.5 million.
•Credit facility of €8.8 million with Société Générale dated March 10, 2022. As of December 31, 2024, the outstanding balance on this facility was $8.2 million.
•Credit facility of €1.25 million with KBC dated March 2, 2023. As of December 31, 2024, the outstanding balance on this facility was $1.3 million.
•Credit facility of €1.25 million with Belfius dated May 16, 2023. As of December 31, 2024 the outstanding balance on this facility was $1.3 million.
•Credit facility of €100.1 million with BNP Paribas Fortis dated October 9, 2023. Upsize term loan facility of €51.1 million was concluded on November 28, 2024 to finance a CSOV. As of December 31, 2024, $86.9 million was outstanding under this facility.
•Sustainability-linked credit facility of €50.1 million with Société Générale dated August 3, 2023. Upsize facility of €104.6 million was concluded on September 30, 2024 to finance two other CSOVs. As of December 31, 2024, $34.3 million was outstanding under this facility.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

•Credit facility of $280.0 million with CEXIM dated September 28, 2023. As of December 31, 2024, the outstanding balance on this facility was $189.2 million.
•Credit facility of €77.9 million with KBC and Belfius dated June 23, 2021. As of December 31, 2024, the outstanding balance on this facility was $43.9 million.

On May 8, 2024, the Group entered into a credit facility of $224.0 million for the financing of five Newcastlemax dry bulk vessels that also features a predelivery finance component. The facility has been concluded with CEXIM and is guaranteed with a Sinosure insurance cover. The facility has a term of 12 years as from delivery of the respective vessels and carries a rate of CME Term SOFR plus a margin of 2.06%. As of December 31, 2024, the outstanding balance on this facility was $115.7 million.

On June 28, 2024, the Company has entered into an amendment and restatement agreement relating to the Global Refinancing $1,290 million to (i) consolidate the Newbuild Facility into the Revolving Facility and (ii) increase the amount of the Revolving Facility to up to $1,047 million; and (iii) revise the reduction and repayment amounts in relation to the Revolving Facility. In Q3 and Q4, the Company has fully repaid the Transition Facility.

On July 22, 2024, the Group entered into a $129.8 million ECA covered senior secured amortizing loan facility to finance two newbuilding Suezmax vessels that also features a predelivery finance component. The facility was guaranteed with a KEXIM insurance cover. DNB acted as agent in the facility and KEXIM joined as a Mandated Lead Arranger. The facility has a duration of 12 years as from delivery of the respective vessel. As of December 31, 2024, the outstanding balance on this facility was $26.0 million.
On September 27, 2024, the Group entered into a $182.5 million senior secured amortizing facility comprising a revolving credit facility of up to $72.5 million to refinance the transition term loan facility under the $1,290.0 million Senior Secured Credit Facility. The financing had been concluded with Hamburg Commercial Bank who has per December 27, 2024 syndicated $32.5 million to Danske Bank. This facility bears interest at SOFR plus a margin of 2.20% - 2.80% per annum. The margin is reset every quarter depending on the Loan-To-Value ratio. As of December 31, 2024, the outstanding balance on this facility amounted to $167.3 million.

On October 20, 2024, the Group entered into a $41.8 million senior secured amortizing loan facility to finance one newbuilding Newcastlemax vessel. The new facility has been concluded with KfW and carries a rate of CME Term SOFR plus a margin of 2.00%. The facility has a duration of 8 years as from delivery of the vessel. As the vessel is only assumed to be delivered end of 2025, nothing was outstanding as of December 31, 2024.

Undrawn borrowing facilities
At December 31, 2024, CMB.TECH and its fully-owned subsidiaries have undrawn credit line facilities amounting to $308.6 million (2023: $813.4 million), of which $101.8 million will mature within 12 months.

Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

(in thousands of USD)				December 31, 2024			December 31, 2023
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured Revolving loan 80M	EUR	SOFR + CAS + 1.45%	2026	83,112	27,500	27,505	88,400	—	(66)
Secured FSO loan 161.1M	USD	SOFR + 2.15%	2030	148,727	148,727	147,464	124,809	124,809	123,728
Secured vessels loan Refi - Revolving loan 1,341M*	USD	SOFR + 2.30% - 2.90%	2028	995,207	750,000	743,637	725,000	—	(8,398)
Secured vessels loan Refi - Transition facility 375.0M	USD	SOFR + 2.30% - 2.90%	2025	—	—	—	368,225	368,225	365,662
Secured vessels loan Refi - Newbuild facility 190.0M	USD	SOFR + 2.30% - 2.90%	2028	—	—	—	47,500	47,500	47,433
Secured vessels loan 129.75M	USD	SOFR + 1.28% - 1.73%	2038	25,950	25,950	26,102	—	—	—
Secured vessels Revolving loan 182.5M*	USD	SOFR + 2.20% - 2.80%	2029	169,500	167,250	165,691	—	—	—
Credit Line Belfius Windcat EUR 1.25M	EUR	SOFR + 1.83%	—	1,299	1,299	1,299	—	—	—
Credit Line KBC Windcat EUR 1.25M	EUR	SOFR + 2.40%	—	1,299	1,299	1,299	—	—	—
Loan BNPPF EUR 151.2M	EUR	Euribor + 1.00%	2038	86,925	86,925	87,510	—	—	—
Loan CEXIM I 152M	USD	SOFR + 2.06%	2036	72,504	72,504	70,309	—	—	—
Loan CEXIM II 280M	USD	SOFR + 2.06%	2035	189,216	189,216	183,163	—	—	—
Loan CEXIM III 224M	USD	SOFR + 2.06%	2038	115,733	115,733	112,330	—	—	—
Loan KBC/Belfius Windcat EUR 78M	EUR	Euribor + 3.25%	2027	49,426	43,921	43,623	—	—	—
Loan SocGen EUR 154.7M	EUR	Euribor + 1.00% Euribor + 0.90%	2037 2039	34,276	34,276	34,634	—	—	—
Loan SocGen EUR 8.8M	EUR	Euribor + 1.10%	2033	8,228	8,228	8,240	—	—	—
Loan KfW 41.8M	USD	SOFR + 2.00%	2033	—	—	—	—	—	—
Total interest-bearing bank loans				1,981,402	1,672,828	1,652,806	1,353,934	540,534	528,359
* The total amount available under the revolving loan Facilities depends on the total value of the fleet of tankers securing the facility.
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan. For further information, we refer to Note 20.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Other notes

(in thousands of USD)				December 31, 2024			December 31, 2023
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	6.25%	2026	200,000	200,000	202,620	200,000	200,000	201,952
Total other notes				200,000	200,000	202,620	200,000	200,000	201,952

On September 2, 2021, the Group announced a successful placement of a new $200 million senior unsecured bonds. The bonds mature in September 2026 and carry a coupon of 6.25%. An application has been made for the bonds to be listed on Oslo Stock Exchange. The related transaction costs of $3.3 million are amortized over the lifetime of the instrument using the effective interest rate method. The net proceeds from the bond issue will be used for general corporate purposes and/or refinancing of the old $200 million bond (ISIN: NO0010793888). As part of this transaction the Company bought back $132 million of the $200 million senior bonds issued in 2017 in the course of 2021. DNB Markets, Nordea, SEB and Arctic Securities AS acted as joint bookrunners in connection with the placement of the bond issue. In line with the successful placement of the new $200 million senior unsecured bond, the old bond has been fully repaid during the second quarter of 2022.
On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock Exchange of Euronav Luxembourg S.A.'s $200 million senior unsecured bonds due September 2026.

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP Paribas Fortis SA/NV to act as dealer for a Treasury Notes Program with a maximum outstanding amount of €50 million. On October 1, 2018, KBC has been appointed as an additional dealer in the agreement and the maximum amount has been increased from €50 million to €150 million. As of December 31, 2024, the outstanding amount was $63.0 million or €60.6 million (December 31, 2023: $87.8 million or €79.1 million). The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The Company enters into FX forward contracts to manage the currency risks related to these instruments issued in Euro compared to the USD Group functional currency. The FX contracts have the same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On December 31, 2024, the fair value of these forward contracts amounted to $(1.4) million (December 31, 2023: $1.5 million).

On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of $20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but CMB.TECH as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of $124.4 million. During 2023, the repurchase options on the three VLCCs were exercised and the bareboat contracts have been ended.

On December 4, 2023, the Company entered into a sale and leaseback agreement for the Suezmaxes Cypres (2022 – 157,310 dwt) and Cedar (2022 – 157,310 dwt), the last one delivered at January 10, 2024. The vessels were sold and were leased back under a 14-year bareboat contract at a rate equal to an amortization element of $13,590 per day per vessel and an interest element based on term SOFR plus 435 basis points, which can be reduced by the sustainability saving. The sustainability saving is a CII score of A or B which will lead to a margin reduction of 10 basis points. In accordance with IFRS, this transaction was not accounted for as a sale but the Company as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $153.8 million. As of December 31, 2024, the outstanding amount was $142.9 million in total. At the end of

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

the bareboat contract, the Company has a purchase obligation of $7.39 million per vessel. The Company may, at any time on and after the fourth anniversary, notify the owners the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

Due to the acquisition and consolidation of CMB.TECH Enterprises as per February, 2024, $105.7 million of sale and leaseback arrangements were entered into the Group. CMB.TECH Enterprises entered into a number of sale and leaseback arrangements in relation to its newbuilding program, which also feature a pre-delivery finance component. The sale and leaseback financing agreements have a term of between 10 and 15 years from the delivery of the respective vessels and carry an interest rate of SOFR plus 2.00% to 4.21%. At the end of the bareboat contract, the Company has a purchase option or a purchase obligation.

During the year, the CMB.TECH Group entered into different sale and leaseback agreements featuring a pre-delivery component:
•A 10-year sale and leaseback arrangement for the financing of two dry bulk vessels to be built at Beihai Shipyard. The facility carries an interest of SOFR plus 2.45% as from delivery of the respective vessels. Upon the conclusion of the bareboat contract, the Company will have the option to purchase the vessel. As of December 31, 2024, the facility is used for an amount of $6.4 million.
•An 8-year sale and leaseback arrangement and a 10-year sale and leaseback arrangement for the financing of two chemical tankers to be built at China Merchants Jinling Shipyard. The facilities carry an interest of SOFR plus 2.00% as from delivery of the respective vessels. Upon the conclusion of the bareboat contract, the Company will have the option to purchase the vessel. As of December 31, 2024, the facility is used for an amount of $8.6 million.
As at December 31, 2024, the total outstanding balance under these facilities was $557.2 million.
In accordance with IFRS, these transactions were not accounted for as a sale. However, the Group will continue to recognise the transferred assets, and has recognised a financial liability equal to the net transfer proceeds.

Following the acquisition of CMB.TECH Enterprises by CMB.TECH per February 2024, the presentation of pre-delivery financing as part of the sale and bareboat (post-delivery) financing has been thoroughly reviewed to align accounting treatment and presentation. As this pre-delivery financing is inextricably linked to the post-delivery financing, there is a right to defer the settlement for at least 12 months as at the reporting date.
This is disclosed in the line item more than five years until the moment of delivery.

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2024	December 31, 2023

Less than one year	31,701	4,547
Between one and five years	141,251	19,130
More than five years	531,385	52,828
Total future lease payables	704,337	76,505

Transaction and other financial costs
The heading 'Other changes' in the first table of this note reflects the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortization of such costs. In 2024, the Group recognized $14.9 million of directly attributable transaction costs as a deduction from the fair value of the refinancing facilities and $4.3 million as a deduction from the sale and leaseback arrangements and recognized $9.2 million of amortization of financing costs. Furthermore, the heading 'Other

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

changes' in 2023 include a change of presentation of accrued interest on instruments measured at amortized cost, previously reported under trade and other payables to a single line item from the instrument itself.
Interest expense on financial liabilities measured at amortized cost increased during the year ended December 31, 2024, compared to 2023 (2024: $(-145.6) million, 2023: $(-132.3) million). The increased interest expenses on financial liabilities are mainly related to an increase in interest expenses related to sale and leaseback financing. Other financial charges decreased in 2024 compared to 2023 (2024: $(-9.2) million, 2023: $(-13.5) million) (see Note 6).

Interest on lease liabilities (2024: $(-0.3) million, 2023: $(-0.6) million) were recognized.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2022	1,205,148	263,920	204,061	39,051	1,941,697	2,849	(164,104)	180,140	3,672,762

Changes from financing cash flows
Proceeds from loans and borrowings	1,038,450	—	—	—	—	—	—	—	1,038,450
Proceeds from issue of other borrowings	—	—	231,845	—	—	—	—	—	231,845
Proceeds from transfer of treasury shares	—	—	—	—	—	—	1,080	—	1,080
Repayment of sale and leaseback agreement	—	—	(22,667)	—	—	—	—	—	(22,667)
Transaction costs related to loans and borrowings	(5,871)	—	—	—	—	—	—	—	(5,871)
Repayment of borrowings	(909,470)	(67,200)	—	—	—	—	—	—	(976,670)
Repayment of commercial paper	—	—	(279,314)	—	—	—	—	—	(279,314)
Repayment of lease liabilities	—	—	—	(25,527)	—	—	—	—	(25,527)
Dividend paid	—	—	—	—	(24,213)	—	—	—	(24,213)
Total changes from financing cash flows	123,109	(67,200)	(70,136)	(25,527)	(24,213)	—	1,080	—	(62,887)

Other changes
Liability-related
Amortization of transaction costs	4,926	865	—	—	—	—	—	—	5,791
Amortization of above par issuance	—	(57)	—	—	—	—	—	—	(57)
Amortization of below par issuance	—	28	—	—	—	—	—	—	28
New leases	—	—	—	14,060	—	—	—	—	14,060
Interest expense (Note 6)	—	—	8,809	1,237	—	—	—	—	10,046
Translation differences	—	—	(5,873)	(142)	—	—	—	—	(6,015)
Total liability-related other changes	4,926	836	2,936	15,155	—	—	—	—	23,853

Total equity-related other changes (Note 15)	—	—	—	—	—	30,180	—	205,836	236,016

Balance at December 31, 2022	1,333,183	197,556	136,861	28,679	1,917,484	33,029	(163,024)	385,976	3,869,744

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2023	1,333,183	197,556	136,861	28,679	1,917,484	33,029	(163,024)	385,976	3,869,744

Changes from financing cash flows
Proceeds from loans and borrowings (Note 17)	2,124,850	—	—	—	—	—	—	—	2,124,850
Proceeds from issue of other borrowings (Note 17)	—	—	569,277	—	—	—	—	—	569,277
Proceeds from transfer of treasury shares (Note 15)	—	—	—	—	—	—	5,429	—	5,429
Repayment of sale and leaseback agreement (Note 17)	—	—	(96,006)	—	—	—	—	—	(96,006)
Transaction costs related to loans and borrowings (Note 17)	(13,761)	—	(769)	—	—	—	—	—	(14,530)
Repayment of borrowings (Note 17)	(2,933,724)	—	—	—	—	—	—	—	(2,933,724)
Repayment of commercial paper (Note 17)	—	—	(458,272)	—	—	—	—	—	(458,272)
Repayment of lease liabilities (Note 17)	—	—	—	(21,942)	—	—	—	—	(21,942)
Dividend paid	—	—	—	—	(211,807)	—	—	(418,733)	(630,540)
Total changes from financing cash flows	(822,635)	—	14,230	(21,942)	(211,807)	—	5,429	(418,733)	(1,455,458)

Other changes
Liability-related
Amortization of transaction costs (Note 17)	15,835	692	4	—	—	—	—	—	16,531
Amortization of above par issuance (Note 17)	—	(57)	—	—	—	—	—	—	(57)
Amortization of below par issuance (Note 17)	—	28	—	—	—	—	—	—	28
New leases (Note 17)	—	—	—	2,312	—	—	—	—	2,312
Remeasurement (Note 17)	—	—	—	27,158	—	—	—	—	27,158
Interest expense (Note 6)	—	—	9,423	631	—	—	—	—	10,054
Translation differences (Note 17)	—	—	2,609	18	—	—	—	—	2,627
Other	1,976	3,733	419	—	—	—	—	—	6,128
Total liability-related other changes	17,811	4,396	12,455	30,119	—	—	—	—	64,781

Total equity-related other changes (Note 15)	—	—	—	—	—	(31,654)	—	840,673	809,019

Balance at December 31, 2023	528,359	201,952	163,546	36,856	1,705,677	1,375	(157,595)	807,916	3,288,086

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2024	528,359	201,952	163,546	36,856	1,705,677	1,375	(157,595)	807,916	3,288,086

Changes from financing cash flows
Proceeds from loans and borrowings (Note 17)	1,971,542	—	—	—	—	—	—	—	1,971,542
Proceeds from issue of other borrowings (Note 17)	—	—	750,983	—	—	—	—	—	750,983
Proceeds from transfer of treasury shares (Note 15)	—	—	—	—	—	—	(126,913)	—	(126,913)
Repayment of sale and leaseback liability (Note 17)	—	—	(54,299)	—	—	—	—	—	(54,299)
Transaction costs related to loans and borrowings (Note 17)	(14,946)	—	(4,278)	—	—	—	—	—	(19,224)
Repayment of borrowings (Note 17)	(1,177,328)	—	—	—	—	—	—	—	(1,177,328)
Repayment of commercial paper (Note 17)	—	—	(357,171)	—	—	—	—	—	(357,171)
Repayment of lease liabilities (Note 17)	—	—	—	(33,879)	—	—	—	—	(33,879)
Dividend paid	—	—	—	—	(1,006,043)	—	—	(120,640)	(1,126,683)
Total changes from financing cash flows	779,268	—	335,235	(33,879)	(1,006,043)	—	(126,913)	(120,640)	(172,972)

Other changes
Liability-related
Amortization of transaction costs (Note 17)	8,260	697	306	—	—	—	—	—	9,263
Amortization of above par issuance (Note 17)	—	(57)	—	—	—	—	—	—	(57)
Amortization of below par issuance (Note 17)	—	28	—	—	—	—	—	—	28
New leases (Note 17)	—	—	—	332	—	—	—	—	332
Acquisitions through business combination (Note 17)	332,529	—	234,491	1,500	—	—	—	—	568,520
Disposals through sale of subsidiary	—	—	—	(1,137)	—	—	—	—	(1,137)
Interest expense (Note 6)	—	—	33,930	275	—	—	—	—	34,205
Translation differences (Note 17)	(867)	—	(4,338)	(32)	—	—	—	—	(5,237)
Other	5,257	—	(85)	(171)	—	—	—	—	5,001
Total liability-related other changes	345,179	668	264,304	767	—	—	—	—	610,918

Total equity-related other changes (Note 15)	—	—	—	—	—	(1,275)	—	89,822	88,547

Balance at December 31, 2024	1,652,806	202,620	763,085	3,744	699,634	100	(284,508)	777,098	3,814,579

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 18 - Employee benefits
The amounts recognized in the balance sheet are as follows:

(in thousands of USD)	December 31, 2024	December 31, 2023	December 31, 2022
NET LIABILITY AT BEGINNING OF PERIOD	(1,669)	(1,635)	(6,839)
Recognized in profit or loss	329	140	2,594
Recognized in other comprehensive income	200	(116)	942
Foreign currency translation differences	80	(57)	184
Reclassification equity-settled LTIPs	—	—	1,484
NET LIABILITY AT END OF PERIOD	(1,060)	(1,669)	(1,635)

Present value of funded obligation	(5,488)	(5,330)	(4,595)
Fair value of plan assets	5,315	5,173	4,434
	(173)	(157)	(161)
Present value of unfunded obligations	(887)	(1,512)	(1,474)
NET LIABILITY	(1,060)	(1,669)	(1,635)

Amounts in the balance sheet:
Liabilities	(1,060)	(1,669)	(1,635)
Assets	—	—	—
NET LIABILITY	(1,060)	(1,669)	(1,635)

Liability for defined benefit obligations

The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement. One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plans - are uninsured and unfunded. Following the sale of Euronav Ship Management Hellas in 2024 (see Note 25), the Greek defined benefit plan is no longer included. At December 31, 2022, the unfunded obligations related to LTIP 2020 and LTIP 2021 were reclassified to equity because these obligations are equity-settled incentive plans (see Note 24).

The Group expects to contribute the following amount to its defined benefit pension plans in 2025: $53,191.
The valuation used for the defined contribution plans is the Projected Unit Credit Cost as prescribed by IAS 19 R.

The Group expects to contribute the following amount to its defined contribution pension plans in 2025: $321,615.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 19 - Trade and other payables

(in thousands of USD)	December 31, 2024	December 31, 2023
Derivatives	—	146
Total non-current other payables	—	146
Trade payables	22,296	42,032
Accrued expenses	24,826	43,898
Accrued payroll	2,662	2,724
Dividends payable	538	16,301
Deferred income	27,367	17,355
Other payables	1,902	1,703
Total current trade and other payables	79,591	124,013

The decrease in trade payables is primarily driven by a reduction in outstanding bunker-related invoices, one-off items associated with structural changes that were outstanding at the end of 2023, and the sale of Euronav Ship Management Hellas as per June 18, 2024. This decrease is partially offset by the acquisition of CMB.TECH during 2024.

The decrease in accrued expenses as of December 31, 2024, compared to December 31, 2023, is primarily attributable to a reduction in expenses related to vessels in drydock at year-end. Additionally, the one-off items associated with the deal with Frontline and time charter hire for the Marlin Sardinia and Marlin Somerset at the end of 2023 have been settled in the course of 2024.

The decrease in dividends payable relates to the withholding tax payable at December 31, 2023 on the dividend pay out for coupon 36.

Deferred income relates to short term balances. The entire prior year balance was recognized in revenue in the current year, and the entire current year balance is expected to be recognized in 2025. This primarily relates to time charter revenue invoices issued in advance of the monthly hire. The increase is mainly attributable to a higher number of vessels operating under time charter agreements compared to December 31, 2023.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
(in thousands of USD)	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2023
Financial assets measured at fair value
Forward exchange contracts (Note 13/17)	1,515	—	—	1,515	—	1,515	—	1,515
Interest rate swaps (Note 13)	1,286	—	—	1,286	—	1,286	—	1,286
	2,801	—	—	2,801

Financial assets not measured at fair value
Non-current receivables (Note 11)	—	1,625	—	1,625	—	—	1,536	1,536
Lease receivables (Note 11/13)	—	2,854	—	2,854	—	2,268	—	2,268
Trade and other receivables * (Note 13)	—	279,775	—	279,775	—	—	—	—
Cash and cash equivalents (Note 14)	—	429,370	—	429,370	—	—	—	—
	—	713,624	—	713,624

Financial liabilities measured at fair value
Interest rate swaps (Note 19)	146	—	—	146	—	146	—	146
	146	—	—	146

Financial liabilities not measured at fair value
Secured bank loans (Note 17)	—	—	528,359	528,359	—	540,096	—	540,096
Unsecured other notes (Note 17)	—	—	201,952	201,952	196,563	—	—	196,563
Other borrowings (Note 17)	—	—	163,546	163,546	—	164,261	—	164,261
Lease liabilities (Note 17)	—	—	36,856	36,856	—	33,359	—	33,359
Trade and other payables * (Note 19)	—	—	106,613	106,613	—	—	—	—
		—	1,037,326	1,037,326

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2024
Financial assets measured at fair value
Interest rate swaps (Note 11/13)	2,145	—	—	2,145	—	2,145	—	2,145
	2,145	—	—	2,145

Financial assets not measured at fair value
Non-current receivables (Note 11)	—	73,797	—	73,797	—	—	73,797	73,797
Lease receivables (Note 13)	—	1,263	—	1,263	—	2,268	—	2,268
Trade and other receivables * (Note 13)	—	184,409	—	184,409	—	—	—	—
Cash and cash equivalents (Note 14)	—	38,869	—	38,869	—	—	—	—
	—	298,338	—	298,338

Financial liabilities measured at fair value
Forward exchange contracts (Note 17)	1,373	—	—	1,373	—	1,373	—	1,373
	1,373	—	—	1,373

Financial liabilities not measured at fair value
Secured bank loans (Note 17)	—	—	1,622,703	1,622,703	—	1,648,136	—	1,648,136
Unsecured bank loans (Note 17)	—	—	30,103	30,103	—	30,103	—	30,103
Unsecured other notes (Note 17)	—	—	202,620	202,620	202,225	—	—	202,225
Other borrowings (Note 17)	—	—	763,085	763,085	—	771,798	—	771,798
Lease liabilities (Note 17)	—	—	3,744	3,744	—	3,383	—	3,383
Trade and other payables * (Note 19)	—	—	50,700	50,700	—	—	—	—
	—	—	2,672,955	2,672,955

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 13), deferred income and VAT payables (included in other payables) (see Note 19), which are not financial assets (liabilities) are not included.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2026, and the trading price on December 31, 2024. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

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
Not applicable

Commodity derivatives	Fair value is determined based on the present value of the quoted forward price.	Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Non-current receivables (consisting primarily of shareholders' loans and cash security deposits)	Discounted cash flow	Discount rate and forecasted cash flows
Lease receivables	Discounted cash flow	Discount rate
Other financial liabilities (consisting of secured and unsecured bank loans and lease liabilities)	Discounted cash flow	Discount rate
Other financial notes (consisting of unsecured notes)	List price	Not applicable

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2023 and 2024.
Financial risk management
In the course of its normal business, the Group is exposed to the following risks:
•Credit risk
•Liquidity risk
•Market risk (Shipping market risk, interest rate risk, currency risk and commodity risk)
The Company's Supervisory Board has overall responsibility for the establishment and oversight of the Group's risk management framework. The Supervisory Board has established the Audit and Risk Committee, which is responsible for developing and monitoring the Group's risk management policies. The Committee reports regularly to the Supervisory Board on its activities.
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
Credit risk
Trade and other receivables
The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. Based on past experience, and considering any forward-looking factors, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were in line with 2023. In particular, the two clients representing each 8% of the Marine division's total revenue in 2024 (see Note 2) only represented 0.30% of the total trade and other receivables at December 31, 2024 (2023: one client representing 4.23%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

The ageing of current trade and other receivables is as follows:

(in thousands of USD)	2024	2023
Not past due	172,334	266,613
Past due 0-30 days	15,247	12,060
Past due 31-365 days	45,779	26,781
More than one year	2,523	1,656
Total trade and other receivables	235,883	307,111

Past due amounts are not credit impaired as collection is considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2024 23.98% (2023: 55.14%) of the total current trade and other receivables relate to TI Pool. TI Pool is paid after completion of the voyages and only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness historically has been high. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.
Non-current receivables
Non-current receivables as at December 31, 2024 mainly consist of shareholders loans to joint ventures and a cash security. Non-current receivables as at December 31, 2023 mainly consist of lease receivables and other non-current receivables (see Note 11).
Cash and cash equivalents
The Group held cash and cash equivalents of $38.9 million at December 31, 2024 (2023: $429.4 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 14) and spread over different banks.
Derivatives
Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.
Guarantees
Our secured indebtedness is secured by a CMB.TECH NV guarantee when the indebtedness is not taken at the level of the parent. This is applicable for the following facilities, as per December 31, 2024:
•$150.0 million Sustainability-linked Senior Secured Credit Facility
•$41.8 million Senior Secured Credit Facility
•€151.2 million Senior Secured Credit Facility
•€154.7 million Sustainability-linked Senior Secured Credit Facility
•€77.9 million Senior Secured Credit Facility
•Cedar & Cypres sale and leaseback

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

•CMA CGM Etosha sale and leaseback
•CMYZ0121 sale and leaseback
•CMYZ0122 sale and leaseback
•OCY sale and leaseback I
•OCY sale and leaseback II
•OCY sale and leaseback III
•€1.6 million Senior Secured Credit Facility – TSM Windcat 54 (BRED)
•€1.6 million Senior Secured Credit Facility – TSM Windcat 54 (CIC)
•€3.5 million Senior Secured Credit Facility – TSM Windcat 56
•€2.8 million Senior Secured Credit Facility – TSM Windcat 59 (BPI)
•€2.8 million Senior Secured Credit Facility – TSM Windcat 59 (CIC)

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

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

The following are the remaining contractual maturities of financial liabilities:

	Contractual cash flows December 31, 2023
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 17)	730,311	837,126	217,328	587,681	32,117
Other borrowings (Note 17)	163,546	214,641	99,058	40,363	75,220
Lease liabilities (Note 17)	36,856	37,732	33,806	3,651	276
Current trade and other payables * (Note 19)	106,613	106,613	106,613	—	—
	1,037,326	1,196,112	456,805	631,694	107,613

Derivative financial liabilities
Interest rate swaps (Note 19)	146	(9)	(876)	797	70
	146	(9)	(876)	797	70

	Contractual cash flows December 31, 2024
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 17)	1,855,426	2,429,845	313,873	1,603,373	512,598
Other borrowings (Note 17)	763,085	1,111,977	143,799	292,668	675,510
Lease liabilities (Note 17)	3,744	4,138	2,397	1,517	224
Current trade and other payables * (Note 19)	52,073	52,073	52,073	—	—
	2,674,328	3,598,033	512,143	1,897,558	1,188,332

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

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
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

The Group's exposure to USD SOFR designated in hedging relationships is $111.5 million nominal amount at December 31, 2024 (see Note 15), representing the nominal amount of the four interest rate swaps maturing in 2030.
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

Total amounts of unreformed contracts, including those with an appropriate fallback clause

As at December 31, 2024, all existing financial instruments are indexed to USD SOFR and EURIBOR.

Shipping market risk
The spot freight market is a highly volatile global market and the Group cannot predict what the market will be without significant uncertainty. The Group has a strategy of operating the majority of its fleet on the spot market but tries to keep a certain part of the fleet under fixed time charter contracts. The proportion of vessels operated on the spot vary according to the many factors affecting both the spot and fixed time charter contract markets.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

Every increase (decrease) of $1,000 on the spot freight market (VLCC, Suezmax, Newcastlemax, Coaster, Container, Chemical tanker and CSOV) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)	2024		2023		2022
	Profit or loss		Profit or loss		Profit or loss
	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	14,521	(14,521)	20,252	(20,252)	21,348	(21,348)
Interest rate risk
CMB.TECH interest rate management general policy is to borrow at floating interest rates based on SOFR and on EURIBOR plus a margin. The CMB.TECH Corporate Treasury Department monitors the Group's interest rate exposure on a regular basis. From time to time and under the responsibility of the Chief Financial Officer, different strategies to reduce the risk associated with fluctuations in interest rates can be proposed to the Supervisory Board for their approval. The Group hedges part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group may use interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2024 and December 31, 2023, the Group had such instruments in place and approximately 6% and 17% of the floating interest rates have been hedged, respectively.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

(in thousands of USD)	2024	2023
FIXED RATE INSTRUMENTS
Financial assets	13,681	850
Financial liabilities	344,731	238,808
	358,412	239,658

VARIABLE RATE INSTRUMENTS
Financial assets	3,688	—
Financial liabilities	2,277,524	691,905
	2,281,212	691,905

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

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

	Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease
December 31, 2022
Variable rate instruments	(7,784)	6,466	—	—
Interest rate swaps	—	—	4,710	(6,839)
Cash Flow Sensitivity (Net)	(7,784)	6,466	4,710	(6,839)

December 31, 2023
Variable rate instruments	(7,130)	7,129	—	—
Interest rate swaps	—	—	1,376	(1,376)
Cash Flow Sensitivity (Net)	(7,130)	7,129	1,376	(1,376)

December 31, 2024
Variable rate instruments	(6,999)	6,999	—	—
Interest rate swaps	—	—	1,486	(1,514)
Cash Flow Sensitivity (Net)	(6,999)	6,999	1,486	(1,514)

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

The Group's exposure to currency risk is related to its operating expenses expressed in Euros and to Bank loans and Treasury Notes denominated in Euros. In 2024 about 29.6% (2023: 18.6% and 2022: 15.4%) of the Group's total operating expenses were incurred in Euros. Revenue and borrowings are expressed in USD only, except for instruments issued under the Treasury Notes Program (Note 17).

(in thousands of USD)	December 31, 2024		December 31, 2023		December 31, 2022
	EUR	USD	EUR	USD	EUR	USD
Trade payables	(4,188)	(18,108)	(5,888)	(36,144)	(6,653)	(18,043)
Operating expenses	(184,427)	(439,046)	(122,878)	(538,317)	(103,339)	(568,357)
Bank loans	(176,605)	(1,476,202)	66	(528,426)	265	(1,333,448)
Treasury Notes	(63,009)	—	(87,106)	(700)	(50,664)	—
For the average and closing rates applied during the year, we refer to Note 28.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

Sensitivity analysis
A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2024	2023	2022
Equity	554	607	648
Profit or loss	(19,726)	(13,356)	(10,994)
A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect to the amounts shown above, on the basis that all the other variables remain constant.
Cash flow hedges
At December 31, 2024, the Group held the following instruments to hedge exposures to changes in interest rates:

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(49,242)	(46,055)	(429,462)
Average fixed interest rate	3.29%	3.29%	3.29%

At December 31, 2023, the Group held the following instruments to hedge exposures to changes in interest rates:

	Maturity
(in thousands of USD)	1-6 months	6-12 months	More than 1 year

Interest rate risk
Interest rate swaps
Net exposure	(22,916)	(18,039)	(50,392)
Average fixed interest rate	3.26%	3.26%	3.26%

The Group entered into several Fx Swap transactions during the first half 2023. These Fx Swaps are used to hedge the risk related to the fluctuation of EUR/USD. All these hedges matured in 2023.

The amounts at the reporting date relating to items designated as hedged items were as follows:

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

	December 31, 2024			December 31, 2023
(in thousands of USD)	Change in value used for calculating hedge ineffectiveness	Recycled into P&L	Cash flow hedge reserve	Change in value used for calculating hedge ineffectiveness	Recycled into P&L	Cash flow hedge reserve

Interest rate risk
Variable-rate instruments	(1,005)	—	2,145	6,164	24,717	1,140
Fx rate risk
Fx Swaps	—	—	—	—	1,032	—

The amounts relating to items designated as hedging instruments and hedge ineffectiveness were as follows:

	2024				During the period 2024
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Recycled into P&L	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	111,545	2,145	—	Non-current receivables, Trade and other current receivables	1,005	—	—	Finance expenses

	2023				During the period 2023
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Recycled into P&L	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	93,607	1,286	146	Trade and other current receivables, Non-current other payables	(6,164)	(24,717)	37	Finance expenses
Fx rate risk
Fx swaps	—	—	—	Trade and other current receivables	—	(1,032)	—	Finance expenses

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

During 2024, no amounts were reclassified from hedging reserve to profit or loss. During 2023 the hedges which were unwound, were classified from hedging reserve to profit or loss for a total amount of $24.7 million.

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting:

(in thousands of USD)	Hedging reserve

Balance at January 1, 2024	1,140
Cash flow hedges
Change in fair value interest rate risk	1,005
Balance at December 31, 2024	2,145

Balance at January 1, 2023	33,053
Cash flow hedges
Change in fair value interest rate risk	(6,164)
Recycled into P&L	(25,749)
Balance at December 31, 2023	1,140

Capital management
The Company considers equity (Note 15) and borrowings (Note 17) to be capital, and manages it as follows.
The Company is continuously seeking to optimize its capital structure (mix between debt and equity). The main objective is to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Some of the Group's other key drivers when making capital structure decisions are pay-out restrictions and the maintenance of the strong financial health of the Group. Besides the statutory minimum equity funding requirements that apply to the Group's subsidiaries in the various countries, the Group is also subject to covenants in relation to some of its senior secured credit facilities:
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
We are currently in compliance with all financial covenants under our debt instruments, however in the case of certain covenants, such as the stockholders’ equity to total assets ratio, which was 30.5% as of December 31, 2024, there is only a minimum threshold below which we would trigger an event of default on our debt.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

We monitor compliance with these covenants continually and consider the risk of default to be low based on current projections and the availability of timely mitigating actions. In the event of a covenant breach, many of our financing agreements also provide grace or remedy periods during which we may take corrective actions to restore compliance. Such corrective actions may include, but are not limited to:

•posting additional collateral;
•partial repaying outstanding debt to reduce leverage;
•infusing equity capital;
•negotiating amendments or temporary waivers with lenders and
•implementing other measures that would positively influence the ratio.

In addition to the measures described above, the Company has taken the strategic and structural steps to enhance its covenant flexibility and financial resilience. In March and April 2025, the Company acquired approximately 49% of the outstanding common shares of Golden Ocean, thereby consolidating its operational and asset base.

Furthermore, in order to finance the acquisition, the Company entered into a new bridge facilities agreement totaling $1.4 billion, which introduces financial covenants based on adjusted asset values rather than book values, providing a more industry-aligned measure of leverage and capital adequacy. The Company is also actively engaged in bringing its existing covenant framework in line with industry practice, particularly with respect to the use of adjusted book values and fair value-based metrics. These actions form part of the Company’s ongoing effort to ensure that its capital structure and covenant framework remains aligned with the volatile and asset-sensitive market environment.

Failure to take such actions to resolve a breach within the specified cure period or secure a waiver, however, may result in an event of default, potentially leading to debt acceleration, enforcement of security interests, or cross-defaults in other loan agreements or instruments. Consequently, we maintain a forward-looking liquidity forecast, conduct regular stress testing, and closely monitors covenant headroom. Additionally, we actively engage with key financing partners to ensure flexibility in the event of unexpected changes in circumstances.

In addition, we have identified syndicate banks to refinance all or part of the Golden Ocean's current outstanding debt and have entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to $2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If Golden Ocean is unable to reach agreements with their existing lenders, Golden Ocean plans on refinancing the existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin.

In connection to the senior secured FSO loan of $150 million, the facility contains a specific covenant whereby each borrower need to ensure that its financial position shall at all times during the Security Period be such that the Debt Service Cover Ratio in respect of it shall be equal or higher than 1.1x.
The bank loan of Windcat is subject to following covenant: cash and cash equivalents is not less than EUR45 thousand multiplied by the number of CTVs owned.
The facilities under which CMB is still acting as a Guarantor are still subject to the CMB Group covenants:
•cash is not less than $20 million,
•cash and cash equivalents is not less than $700,000 multiplied by the aggregate number of vessels owned, time chartered or bare boat chartered by any member of the CMB Group,

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

•the ratio of net funded debt to total capitalisation is not more than 70%, and
•stockholders' equity is not less than $375 million.
Additionally, most of these financing agreements also include a loan to value test covenant.
Further, the Group's loan facilities generally include an asset protection clause whereby the fair market value of collateral vessels should be at least 125% of the aggregate principal amount outstanding under the respective loan.
All existing financing arrangements, including the bonds, contain a change of control clause (COC), which is triggered if a shareholder would acquire 50%+1 of the shares or voting rights in CMB.TECH. In certain existing financing arrangements (e.g., €80,000,000 facility agreement) the threshold would be 30%+1 of the shares or voting rights in CMB.TECH.
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

The transaction was effected on November 22, 2023 when CMB NV, after acquiring the shares of Frontline plc/Famatown Finance Limited, owned 49.05% of the company's issued shares (representing 53% of the voting rights in CMB.TECH). The transaction did not trigger the change of control in the financing agreements because Saverco, which is the holding company of CMB NV is a permitted holder in the change of control clauses in the respective financing agreements, including the senior unsecured $200 million bond where no put-option event was triggered. Under the bond, the occurrence of a CoC by a person or group of persons acting in concert other than Saverco or Victrix would trigger a put option event, allowing each bondholder to require that Euronav Luxembourg SA (Euronav Luxembourg) purchases all or some of the bonds held by that bondholder at a price equal to 101% per cent of the nominal amount (i.e., at a premium of 1%).
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

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 20 - Financial instruments - Fair values and risk management (Continued)

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

As of December 31, 2024, December 31, 2023 and December 31, 2022, the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2024, as described above:
1.current assets on a consolidated basis (including available credit lines of $305.0 million) exceeded current liabilities by $281.2 million,
2.aggregated cash was $343.8 million,
3.cash was $38.9 million and
4.ratio of Stockholders' Equity to Total Assets was 30.5%.
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

As part of the distribution policy of the Company, the dividend calculation will not include capital gains (reserved for fleet renewal) and deferred tax assets or liabilities but will include capital losses while the policy will at all times be subject to freight market outlook, company balance sheet and cyclicality along with other factors and regulatory requirements. Supervisory Board believes that this approach has the flexibility to manage the Company through the cycle, retaining sufficient capital for fleet renewal whilst simultaneously rewarding shareholders.

As part of its capital allocation strategy, the Company has the option of buying its own shares back should the Supervisory Board and Management Board believe that there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of $0.12 per share paid each year. During 2024, the Company purchased 8,017,162 shares on the NYSE and on Euronext Brussels. The Company owned 25,807,878 own shares (11.73% of the total issued shares) at year-end.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

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
On October 27, 2020 and November 6, 2020, the Company entered into a time charter agreement for two Suezmaxes. The two Suezmaxes are the Marlin Sardinia (2019 - 156,607) and the Marlin Somerset (2019 - 156,620). The time charter contracts have a duration of 24-months with an option for an additional 12 months, which should be declared no later than 20 months after delivery, at a rate of $25,000 per day per vessel for the firm 24-months period and $26,500 per day per vessel for the optional 12-months period. Owners have a right to sell the vessel during the firm and optional period of the charter and transfer the remaining charter to the new owners by way of novation agreement. In accordance with IFRS, the Group recognized a right-of-use asset and lease liability. On June 24, 2022, the Company has declared the options to extend the time charter agreement for the two Suezmaxes with an additional 12 months. This resulted in the recognition of an additional right-of-use asset and lease liability (see Note 8 and 17). In the fourth quarter of 2023 the vessels were redelivered.

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

The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2024	December 31, 2023
Less than 1 year	—	30,495
Between 1 and 5 years	—	—
Total future lease payments	—	30,495

For the office leases in Belgium, the Netherlands, France, Hong Kong, Singapore, UK and US which have an average lease term till January 2028, the Group recognized a right-of-use asset and lease liability. The right-of-use asset was adjusted by the practical expedient impairment assessment based on the onerous contract analysis option. The right-of-use asset related to office leases was reduced by the lease receivable related to subleases that qualify as finance lease under IFRS 16.

The Group used the short-term lease exemption for all the lease contracts with a remaining lease term of less than one year. Accordingly, those lease payments were recognized as an expense.

Information about leases for which the Group is a lessee is presented below.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 21 - Leases (Continued)
Right-of-use assets

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2023	8,421	11,081	1,640	351	21,493
Additions to right-of-use assets	—	—	2,312	—	2,312
Depreciation charge for the year	(7,371)	(9,438)	(1,018)	(212)	(18,040)
Derecognition of right-of-use assets	—	—	(445)	—	(445)
Remeasurement	29,245	(1,642)	—	—	27,603
Translation differences	—	—	11	2	13

Balance at December 31, 2023	30,295	—	2,499	141	32,936

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2024	30,295	—	2,499	141	32,936
Additions to right-of-use assets	—	—	332	—	332
Depreciation charge for the year	(295)	—	(1,013)	(105)	(1,413)
Derecognition of right-of-use assets	(30,000)	—	(162)	—	(30,162)
Acquisitions through business combination	—	—	1,431	—	1,431
Disposals through sale of subsidiary	—	—	(1,184)	—	(1,184)
Translation differences	—	—	(28)	(2)	(30)

Balance at December 31, 2024	—	—	1,876	34	1,910

Amounts recognized in profit or loss

(in thousands of USD)	2024	2023	2022
Interest on lease liabilities	(275)	(631)	(1,237)
Depreciation right-of-use assets	(1,413)	(18,040)	(21,059)

Amounts recognized in statement of cash flows

(in thousands of USD)	2024	2023	2022

Total cash outflow for leases	(33,879)	(21,942)	(25,527)
Total cash inflow for leases	1,591	1,706	2,036

Leases as lessor
As a lessor the Group leases out some of its vessels under long-term time charter agreements.

The future undiscounted lease payments to be received for these lease agreements are as follows:

(in thousands of USD)	December 31, 2024	December 31, 2023
Less than one year	288,933	162,100
Between one and five years	1,147,997	300,183
More than five years	906,010	241,383
Total future lease receivables	2,342,939	703,666

For certain vessels employed under long-term time charter agreements, the adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 21 - Leases (Continued)

(in thousands of USD)	2024	2023
Lease component of revenue from time charter-out	1,625,467	457,750
Non-lease component of revenue from time charter-out	717,472	245,916
Total future lease receivables	2,342,939	703,666

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

(in thousands of USD)	December 31, 2024	December 31, 2023
Less than 1 year	1,285	1,689
One to two years	—	1,285
Two to three years	—	—
Total undiscounted lease receivables	1,285	2,974

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 22 - Provisions and contingencies

(in thousands of USD)	Onerous contract	Total

Balance at January 1, 2023	892	892

Provisions used during the year	(294)	(294)
Balance at December 31, 2023	598	598

Non-current	274	274
Current	324	324
Total	598	598

Balance at January 1, 2024	598	598

Provisions used during the year	(324)	(324)
Balance at December 31, 2024	274	274

Non-current	—	—
Current	274	274
Total	274	274

The Group is currently involved in three litigations. If applicable, the necessary provisions related to legal and arbitration proceedings are recorded in accordance with the accounting policy as described in Note 1.17.

The first claim relates to advisory services provided by RMK Maritime (RMK). RMK has commenced legal proceedings in the London High Court against CMB.TECH seeking $12,993,720 in damages in relation to unpaid advisory services provided by RMK to CMB.TECH concerning its merger with Gener8 in 2016 and 2017. RMK is trying to argue that they are entitled to additional compensation beyond the sums they agreed to accept in a written Advisory Agreement. RMK issued the legal proceedings on September 30, 2022, CMB.TECH's defence was served on December 29, 2022, and RMK's reply was thereafter. Cash security for CMB.TECH’s costs has been partially posted with the remainder due on April 1, 2025. The case is developing, and witness statements have been exchanged. The case is due to be heard before the court in May 2025. Based on external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized.

The second claim relates to the deal concluded with Frontline. A writ of summons before the Enterprise Court of Antwerp on behalf of CMB NV was served on April 8, 2024. A similar summons was served on CMB.TECH NV on the same day. The various entities involved on the Frontline side are also being sued. Introductory hearings took place on Tuesday, June 4, 2024, when the Court set the procedural agenda, giving each party in turn the opportunity to file written proceedings up to March 2026 and providing for oral pleadings on May 4 and 11, 2026. The claim of FourWorld and others in the Antwerp Enterprise Court runs more or less parallel with FourWorld's earlier claim before the Markets Court in Brussels, namely the annulment of three decisions taken by the Company's general assembly: the sale of 24 tankers by CMB.TECH to Frontline, the termination of the arbitration procedure between CMB.TECH and Frontline, and the takeover of CMB.TECH Enterprises by the Company. Damages are provisionally estimated at one EUR pending a final budget. We estimate the merits of FourWorld’s claim to be low and rather regard their claims as a nuisance. This claim before the Antwerp Enterprise Court follows earlier complaints and applications filed by FourWorld against CMB NV before the United States District Court for the Southern District Court of New York and before the Markets Court of the Brussels Court of Appeal in Belgium. In March 2024, the courts both in Belgium and the US rejected all of FourWorld's requests to suspend CMB NV's mandatory offer. Consequently, no further proceedings are pending in New York. Before the Markets Court in Brussels, the case on the merits was decided on September 6, 2024. This decision led to the re-opening of the bid by the Company at the original price, increased by $0.52 (fifty-two dollar cents).

Thirdly, the Group is currently party to a number of arbitration proceedings related to the vessel Oceania. It concerns proceedings in London, Singapore and Malaysia.
As part of one of the proceedings the vessel Oceania was arrested and to secure the release of the vessel the Company posted a cash security of MYR210 million (approximately $46 million) with the High Court of Malaysia.
Hearings are scheduled for August or September this year, with a possibility for the Company to appeal which would bring the case well into 2026.
Considering the facts and circumstances of the case and external as well as internal advice from counsel, management is of the opinion that it is not more likely than not that an outflow of resources will be required to settle any obligation and that consequently no provision needs to be accounted for at the moment.

Furthermore, the Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardize the Group's financial position.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 23 - Related parties
Identity of related parties
The Group has a related party relationship with its shareholders, subsidiaries (see Note 25) and equity-accounted investees (see Note 27) and with its directors and executive officers (see Note 24).
Shareholders
The shareholders in CMB.TECH changed during the year 2023. On October 9, 2023, the Company announced that its two reference shareholders, CMB NV ("CMB") and Frontline plc / Famatown Finance Limited ("Frontline"), have reached an agreement on a transaction involving the Company that puts an end to the deadlock arising from their differences over strategy, while offering other shareholders the opportunity to realise cash value for their investment (see Note 1, 3, 8, 17 and 24). At December 31, 2024, CMB.TECH has one major shareholder CMB, owning 81.24% of the equity representing 92.02% of the voting rights, with Saverco as its ultimate parent. Both parties are considered as related.

The Audit and Risk Committee has reviewed the transactions with related parties:

a.CMB.TECH has entered into a number of agreements with entities in the CMB Group:
i.An office rental agreement with MCA Facilities, a wholly owned subsidiary of CMB. The contract has a term of 3 years and is tacitly renewed every year. Amounts are indexed annually. The Group paid an annual rent of $1,264 thousand (2023: $335 thousand and in 2022: $420 thousand). As of December 31, 2024, the outstanding balance was $197 thousand (2023: $157 thousand).
ii.An auxiliary services agreement with CMB. The CMB Group will provide various services to the Company such as general management services, strategic advisory services, accounting services, legal services and general corporate administration. The agreement is for an indefinite period. Total overheads, adjusted for costs that cannot be allocated to other entities within the Group, are charged monthly on the basis of the number of hours spent per legal entity within the Group. The fee is subject to true-up of 5% and the methodology is reviewed annually between the parties.
iii.The auxiliary services agreement also includes various shipping services such as chartering, operational and technical services. For these services, the recharge is based on the industry standard, i.e. 1.25% of shipping revenue. For all these services (see items ii and iii) an amount of $9.8 million was charged in 2024. As of December 31, 2024, the outstanding balance was $4.0 million.
iv.Sale of five Suezmax vessels, Sapphira (2008 - 150,205 dwt), Statia (2006 - 150,205 dwt), Selena (2007 - 150,205 dwt), Cap Victor (2007 - 158,853 dwt) and Cap Felix (2008 - 158,765 dwt) to a wholly owned subsidiary of CMB NV at the market rate at the date of the transaction as part of the fleet rejuvenation.
b.For Famatown / Hemen / Frontline: CMB.TECH has entered into a time charter agreement for two Suezmaxes in the fourth quarter of 2020 (see Note 21). The charter party is Trafigura whereas vessels have been bought in the meanwhile by the Fredriksen Group. Contract matured in the fourth quarter of 2023.

Transactions with key management personnel
The total amount of the remuneration paid in local currency to all non-executive directors for their services as members of the board and committees (if applicable) is as follows:

(in thousands of EUR)	2024	2023	2022
Total remuneration	948	1,441	977
The Nomination and Remuneration Committee annually reviews the remuneration of the members of the Management Board. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 23 - Related parties (Continued)

(in thousands of EUR)	2024	2023	2022
Total fixed remuneration	1,000	2,456	2,724
of which
Cost of pension	—	24	28
Other benefits	—	—	810

Total variable remuneration	333	8,500	7,320
of which
Share-based payments	—	3,218	5,757
Termination benefits	—	3,642	—
All amounts mentioned refer to the Management Board in its official composition throughout 2024.
The remuneration of the CEO can be summarized as follows:

(in thousands of EUR)	2024	2023	2022
Total fixed remuneration	250	471	624
of which
Cost of pension	—	—	—
Other benefits	—	—	—

Total variable remuneration	83	4,163	3,628
of which
Share-based payments	—	1,811	2,966
Termination benefits	—	1,690	—

On February 12, 2015, the Board of Directors (as of February 2020 Supervisory Board) granted 236,590 options and 65,433 restricted stock units within the framework of a long term incentive plan. Vested stock options may be exercised until 13 years after the grant date. As of December 31, 2023, all stock options and all RSUs were exercised (see Note 24). On February 9, 2017, the Board of Directors (as of February 2020 Supervisory Board) granted 66,449 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary, one-third was vested on the third anniversary and one-third was vested on the fourth anniversary (see Note 24). On February 16, 2018, the Board of Directors (as of February 2020 Supervisory Board) granted 154,432 phantom stock units within the framework of an additional long term incentive plan. Each unit gives a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. One-third was vested on the second anniversary, one-third was vested on the third anniversary and one-third was vested on the fourth anniversary (see Note 24). On January 8, 2019, the Board of Directors (as of February 2020 Supervisory Board) granted 1,200,000 phantom stock units within the framework of a transaction based incentive plan (TBIP). After the resignation of the former CEO, 400,000 phantom stock units were waived. The first tranche of 12% was vested in the first quarter of 2020. The second tranche of 19% was vested in the second quarter of 2022, the third and fourth tranche of 25% and 44% were vested in the third quarter of 2022. The contractual term of the TBIP offer is 5 years. A first tranche of 12% of the total number of phantom stock units vests on the date on which the Fair Market Value (FMV) reaches $12 (decreased with the amount of dividend paid since grant, if any). A second tranche (16%) vests on the date the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any), a third tranche (25%) vests on the date the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the final tranche (44%) vests on the date the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any) (see Note 24). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date.

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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 23 - Related parties (Continued)
granted 144,392 restricted stock units within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. As of December 31, 2023, 88,127 RSUs were vested which have been transferred to the beneficiaries out of treasury shares. On April 1, 2021, the Supervisory Board granted 193,387 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. As of December 31, 2023, 131,529 RSUs were vested consisting of 64,414 RSUs which were vested at the first anniversary date, 14,530 at the second anniversary date and 52,585 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the voting rights of Frontline and owns 49.05% of the voting rights. In total 131,529 RSUs have been transferred to the beneficiaries out of treasury shares. On April 1, 2022, the Supervisory Board granted 163,022 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2022) and will be settled in shares. As of December 31, 2023, 110,730 RSUs were vested consisting of 12,203 RSUs which were vested at the first anniversary date and 98,527 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the voting rights of Frontline and owns 49.05% of the voting rights. In total 110,730 RSUs have been transferred to the beneficiaries out of treasury shares. On April 1, 2023, the Supervisory Board granted 120,079 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2023) and will be settled in shares. As of December 31, 2023, all RSUs were vested due to the change of control whereby CMB acquired the voting rights of Frontline. All RSUs have been transferred to the beneficiaries out of treasury shares.

Properties
The Company subleases office space in its London, United Kingdom office, through its subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a 50-50 joint venture with International Seaways. Under this sublease, the Company received in 2023 a rent of $66,677 (2022: $216,040). This sublease expired on April 27, 2023.
Transactions with subsidiaries and joint ventures
The Group has supplied funds in the form of shareholder's advances to some of its joint ventures at pre-agreed conditions (see below and Note 27).
On March 24, 2022, the Suezmax Bari was sold for $21.5 million. A gain on the sale of $3.3 million (CMB.TECH's share) was recorded in the joint venture company. The vessel was delivered to her new owners during the second quarter of 2022. Following this sale, the shareholders loan to Bari Shipholding Ltd. was repaid and the remaining amount was written-off.
Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 23 - Related parties (Continued)

As of and for the year ended December 31, 2023
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income
Bari Shipholding Ltd	46	—	850	—	—
Bastia Shipholding Ltd	—	—	—	—	150
Tankers Agencies (UK) Ltd	—	103	—	—	—
Total	46	103	850	—	150

As of and for the year ended December 31, 2024
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Turnover	Dividend Income

Bari Shipholding Ltd	—	—	850	14	—
Bastia Shipholding Ltd	—	—	—	—	150
Tankers Agencies (UK) Ltd	63	—	—	—	—
be Hydro BV	—	—	903	—	—
JPN H2Ydro CO. Ltd	15	—	6,690	—	—
FRS Windcat Offshore Logistics GmbH	5	—	3,688	117	—
TSM Windcat	30	—	5,238	104	—
Total	112	—	17,369	235	150

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 24 - Share-based payment arrangements
Description of share-based payment arrangements:
All remaining share-based payments have been settled in 2023.
During 2022 and 2023, the Group had the following share-based payment arrangements:
Long term incentive plan 2015 (Equity-settled)
All stock options were settled in 2022, all RSUs were exercised in 2018. The total employee benefit expense recognized in the consolidated statement of profit or loss during 2022 with respect to the LTIP 2015 was $1.8 million.
Long term incentive plan 2018 (Cash-settled)
All remaining phantom stocks were vested in 2022. The compensation income recognized in the consolidated statement of profit or loss during 2022 was $0.6 million.

Transaction Based Incentive Plan 2019 (Cash-settled)

All remaining phantom stocks were vested in 2022. The compensation expense recognized in the consolidated statement of profit or loss during 2022 was $7.4 million.

Long term incentive plan 2019 (Equity-settled)

During 2022, 105,626 RSUs were vested which have been transferred to the beneficiaries out of treasury shares. The compensation income recognized in the consolidated statement of profit or loss during 2022 was $0.6 million.

Long term incentive plan 2020 (Equity-settled)

As of December 31, 2023, 88,127 RSUs were vested, which have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $0.2 million and in 2022 an expense of $0.4 million.

Long term incentive plan 2021 (Equity-settled)

As of December 31, 2023, 131,529 RSUs were vested consisting of 64,414 RSUs which were vested at the first anniversary date, 14,530 at the second anniversary date and 52,585 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the shares of Frontline. In total 131,529 RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was an expense of $0.8 million and in 2022 an expense of $0.7 million.

Long term incentive plan 2022 (Equity-settled)

As of December 31, 2023, 110,730 RSU's were vested consisting of 12,203 RSUs which were vested at the first anniversary date and 98,527 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the shares of Frontline. In total 110,730 RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $1.3 million.

Long term incentive plan 2023 (Equity-settled)

As of December 31, 2023, 120,079 RSU's were vested due to the change of control whereby CMB acquired the shares of Frontline and all RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $1.6 million.

Measurement of Fair Value

The fair value of the employee share options under the 2015 LTIP has been measured using the Black-Scholes formula. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.
The inputs used in measurement of the fair values at grant date for the equity-settled share option programs were as follows:

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 24 - Share-based payment arrangements (Continued)

	LTIP 2015
(figures in EUR)	Tranche 1	Tranche 2	Tranche 3
Fair value at grant date	1.853	1.853	1.853
Share price at grant date	10.050	10.050	10.050
Exercise price	10.0475	10.0475	10.0475
Expected volatility (weighted average)	39.63%	39.63%	39.63%
Expected life (days) (weighted average)	365	730	1,095
Expected dividends	8%	8%	8%
Risk-free interest rate	0.66%	0.66%	0.66%

Expected volatility has been based on an evaluation of the historical volatility of the Company's share price, particularly over historical periods commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior using a Monte Carlo simulation.
The liability in respect of its obligations under the LTIP 2018 is measured based on the Company's share price at the reporting date and taking into account the extent to which the services have been rendered to date. One-third of the phantom stocks granted on February 16, 2018 was vested on the second anniversary, one-third on the third anniversary and one-third on the fourth anniversary. As of December 31, 2024 and December 31, 2023, no phantom stocks remained outstanding. The Company's share price was EUR 7.237 at the grant date of the LTIP 2018 and EUR 15.69 as at December 31, 2022.
The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The vesting and settlement of the TBIP is spread over a timeframe of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when the Fair Market Value (FMV) reaches $12 (decreased with the amount of dividend paid since grant, if any), the second tranche of 19% vesting when the FMV reaches $14 (decreased with the amount of dividend paid since grant, if any), the third tranche of 25% vesting when the FMV reaches $16 (decreased with the amount of dividend paid since grant, if any) and the fourth tranche of 44% vesting when the FMV reaches $18 (decreased with the amount of dividend paid since grant, if any). The TBIP defines FMV as the volume weighted average price of the shares on the New York Stock Exchange over the thirty (30) Business Days preceding such date. In total a number of 1,200,000 phantom stock units were granted on January 8, 2019 and the first tranche of 12% was vested in the first quarter of 2020. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived. The second tranche of 19% was vested in the second quarter of 2022, the third and fourth tranche of 25% and 44% were vested in the third quarter of 2022. As of December 31, 2024 and December 31, 2023, no phantom stocks were outstanding.

The inputs used in measurement of the fair value at grant date for the TBIP was as follows:

	TBIP
	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Risk-free interest rate	1.69%	1.69%	1.69%	1.69%
Annual volatility	33.43%	33.43%	33.43%	33.43%
Expected vesting period (years)	3.05	3.38	3.69	3.98

The liability in respect of its obligations under the LTIP 2019, LTIP 2020, LTIP 2021, LTIP 2022 and LTIP 2023 is subject for 75% to a relative TSR (Total Shareholder Return) compared to a peer group over a three years period. Each yearly measurement to be worth 1/3rd of 75% of the award. And subject for 25% to an absolute TSR of the Company's shares measured each year for 1/3 of 25% of the award. In total 152,346 RSUs were granted on April 1, 2019 in relation to the LTIP 2019, 144,392 RSUs were granted on April 1, 2020 in relation to the LTIP 2020, 193,387 RSUs were granted on April 1, 2021 in relation to the LTIP 2021, 163,022 RSUs were granted on April 1, 2022 in relation to the LTIP 2022 and 120,079 RSUs were granted on April 1, 2023 in relation to the LTIP 2023. As of December 31, 2023, 88,127 RSUs were vested in relation to the LTIP 2020, 131,529 RSUs were vested in relation to the LTIP 2021, 110,730 RSUs were vested in relation to the LTIP 2022 and 120,079 RSUs were vested in relation to the LTIP 2023. All RSUs have been transferred to the beneficiaries out of treasury shares.

Expenses recognized in profit or loss
For details on related employee benefits expense, see Note 5 and Note 18. The expenses related to the LTIP 2015, LTIP 2017, LTIP 2018, TBIP 2019, LTIP 2019, LTIP 2020, LTIP 2021, LTIP 2022 and LTIP 2023 (2024: expense of $0 million,

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 24 - Share-based payment arrangements (Continued)
2023: expense of $3.9 million and 2022: expense of $9.2 million) are included in employee benefits and administrative expenses.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of options under the 2015 LTIP were as follows:

(figures in EUR)	Number of options 2022	Weighted average exercise price 2022	Number of options 2021	Weighted average exercise price 2021
Outstanding at January 1	236,590	7.732	236,590	7.732
Forfeited during the year	—	—	—	—
Settled during the year	(236,590)	6.843	—	—
Granted during the year	—	—	—	—
Outstanding at December 31	—	—	236,590	7.732
Vested at December 31	—	—	236,590	—

There were no outstanding share options since December 31, 2022.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 25 - Group entities

	Country of incorporation	Consolidation method	Ownership interest
			December 31, 2024	December 31, 2023	December 31, 2022
Parent
CMB.TECH NV	Belgium	full	100.00%	100.00%	100.00%
Euronav NV, Antwerp, Geneva (branch office)
Euronav NV, London (branch office)

Subsidiaries
Euronav Shipping NV	Belgium	full	100.00%	100.00%	100.00%
Euronav (UK) Agencies Limited	United Kingdom	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav SAS	France	full	100.00%	100.00%	100.00%
Euronav Ship Management SAS	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Antwerp (branch office)
Euronav Ship Management Ltd	Liberia	full	NA	100.00%	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong Ltd	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore Pte. Ltd	Singapore	full	100.00%	100.00%	100.00%
Green Bulker One Pte Ltd.	Singapore	full	100.00%	NA	NA
Green Bulker Two Pte Ltd.	Singapore	full	100.00%	NA	NA
Green Bulker Three Pte Ltd.	Singapore	full	100.00%	NA	NA
Euronav MI II Inc	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary II Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Management LLC	Marshall Islands	full	100.00%	100.00%	100.00%
TI Africa Ltd	Hong Kong	full	100.00%	100.00%	100.00%
TI Asia Ltd	Hong Kong	full	100.00%	100.00%	100.00%
CMB TECH Namibia (Pty) Ltd	Namibia	full	100.00%	NA	NA
CMB.TECH Namibia Properties (Pty) Ltd	Namibia	full	100.00%	NA	NA
CMB.TECH Belgium NV	Belgium	full	100.00%	NA	NA
CMB.TECH Industry NV	Belgium	full	100.00%	NA	NA
CMB.TECH International NV	Belgium	full	100.00%	NA	NA
CMB.TECH Netherlands BV	Netherlands	full	100.00%	NA	NA
CMB.TECH Enterprises NV	Belgium	full	100.00%	NA	NA
CMB.TECH Technology and development centre Limited	United Kingdom	full	100.00%	NA	NA
CTV Crewing Services Limited	United Kingdom	full	100.00%	NA	NA
H2 Infra NV	Belgium	full	100.00%	NA	NA
Ammonia Carrier AS	Norway	full	100.00%	NA	NA
Windcat Workboats (Ireland) Limited	Ireland	full	100.00%	NA	NA
Windcat Workboats (Scotland) Limited	United Kingdom	full	100.00%	NA	NA
Windcat Workboats (Wales) CYF	United Kingdom	full	100.00%	NA	NA
Windcat Workboats 2 Ltd	Guernsey	full	100.00%	NA	NA
Windcat Workboats BV	Netherlands	full	100.00%	NA	NA
Windcat Workboats Holdings Limited	United Kingdom	full	100.00%	NA	NA

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Windcat Workboats International BV	Netherlands	full	100.00%	NA	NA
Windcat Workboats International Ltd	Guernsey	full	100.00%	NA	NA
Windcat Workboats Limited	United Kingdom	full	100.00%	NA	NA

Joint ventures
Tankers Agencies (UK) Ltd	United Kingdom	equity	50.00%	50.00%	50.00%
Tankers International LLC	Marshall Islands	equity	50.00%	50.00%	50.00%
Bari Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Bastia Shipholding Ltd	Hong Kong	equity	NA	50.00%	50.00%
be Hydro BV	Belgium	equity	50.00%	NA	NA
Cleanergy Solutions (Namibia) (Pty) Ltd	Namibia	equity	49.00%	NA	NA
FRS Windcat Offshore Logistics GmbH	Germany	equity	50.00%	NA	NA
FRS Windcat Offshore Logistics Limited	Cyprus	equity	50.00%	NA	NA
FRS Windcat Polska Sp.z.o.o	Poland	equity	50.00%	NA	NA
JPN H2YDRO CO. Ltd	Japan	equity	50.00%	NA	NA
TSM Windcat sas	France	equity	50.00%	NA	NA

On February 7, 2024, CMB.TECH held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH NV for a total purchase price of $1.15 billion in cash (see Note 26). CMB.TECH is a diversified maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external producers to its customers. CMB.TECH is active throughout the full hydrogen value chain through three different divisions: Marine, H2 infra and H2 Industry. The Company assessed the accounting treatment of the acquisition and concluded that the transaction was accounted for as a common control transaction. Therefore IFRS 3 has not been applied.

On April 16, 2024, CMB.TECH and Anglo-Eastern Univan Group (“Anglo-Eastern”) concluded a Heads of Agreement for the sale and purchase of Euronav Ship Management Hellas (“ESMH”), CMB.TECH’s ship management arm. CMB.TECH and Anglo-Eastern intend to join forces through this sale, with the latter assuming ownership of ship management responsibilities for the vessels currently under ESMH on an “as is” basis. This transaction will provide Anglo-Eastern with a strong local presence in the Greek market while also greatly enhancing its footprint in large crude oil tankers. Post-integration, ESMH will become part of Anglo-Eastern’s global network, offering the combined entity a wide range of growth opportunities in different regions and ship types. The transaction has been concluded on June 18, 2024 and ESMH has been deconsolidated from the Group as from that date. The Company realized a gain of $19.7 million on this sale and has been recognized under other operating income (see Note 4).
On July 27, 2024 the joint venture, Bastia Shipholding Ltd, was dissolved.

In the fourth quarter of 2024, Green Bulker One Pte Ltd, Green Bulker Two Pte Ltd and Green Bulker Three Pte Ltd were established and incorporated.

At December 31, 2024, the Group held 50% of the voting rights in Tankers Agencies (UK) Ltd but held 61% of the outstanding shares that participate in the result of the entity.

At December 31, 2024, the Group held 50% of the voting rights in Tankers International LLC but held 59% of the outstanding shares that participate in the result of the entity.

CMB.TECH has acquired in 2022 the remaining 50% in TI Asia Ltd. and TI Africa Ltd. CMB.TECH already had 50% in these 2 joint ventures which were then recorded as equity investees, and signed on June 7, 2022 a Share Sale and Purchase Agreement with the JV partner International Seaways, Inc. to take control over these 2 joint ventures by purchasing the remaining 50% of the shares. The 2 entities are fully consolidated as of June 7, 2022.

The Group holds 100% of the voting rights in all of its subsidiaries.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 26 - Business Combination
CMB.TECH and CMB NV (“CMB”), its controlling shareholder, announced on December 22, 2023, that they entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH Enterprises NV (“CMB.TECH Enterprises”) (the “Transaction”) for a purchase price of $1.15 billion in cash. CMB.TECH Enterprises is a diversified maritime group. CMB.TECH Enterprises builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external producers to its customers.

CMB.TECH Enterprises is active throughout the full hydrogen value chain through three different divisions: Marine, H2 infra, and H2 Industry. The value creation of the new strategy is driven by CMB.TECH Enterprises' fleet of approximately 160 vessels, of which 46 are under construction.

The Transaction fits into the Company’s renewed strategy of diversification, decarbonization and accelerated optimization of the Company’s current crude oil tanker fleet. The parties believe that the Transaction will lead to the creation of the leading, shipping platform, with the Company becoming the reference in sustainable shipping. CMB and CMB.TECH believe that the addition of CMB.TECH Enterprises to CMB.TECH’s business will enable a flywheel strategy – positioning the Group to tap into each step of the energy transition towards low carbon shipping, with a clear vision on value creation for its shareholders.

The transaction was approved by an Extraordinary General Meeting on February 7, 2024 and has been completed on February 8, 2024.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

(in thousands of USD)
Vessels (Note 8)	425,564
Assets under construction (Note 8)	478,235
Other tangible assets (Note 8 and 21)	23,650
Intangible assets (Note 9)	3,538
Investments in equity accounted investees (Note 27)	12,399
Receivables	16,514
Deferred tax assets	5,414
Current assets	57,128
Cash and cash equivalents	4,176
LT loans and borrowings	(532,439)
Provisions	(111)
Current liabilities	(58,108)
Total identifiable net assets acquired	435,960

(in thousands of USD)
Consideration transferred in cash	1,153,000
Consideration repayment outstanding shareholders loan	79,930
Total identifiable net assets acquired	435,960
796,970
Current assets are comprised of trade debtors, inventory and deferred charges. Current liabilities are primarily constituted by short-term loans and borrowings related to the newbuild program, trade debts and accrued costs and deferred income related to the shipping activities.
The repayment of the outstanding shareholders loan was integrated in the share purchase agreement.

The transaction has been considered as a transaction under common control and therefore IFRS 3 does not apply. Hence book value accounting was applied which resulted in the recognition of an adjustment of $797.0 million in retained earnings to reflect the difference between the considerations paid and the identifiable net assets acquired.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Contribution to revenue and profit/loss
Since their acquisition by the Group, the acquired companies contributed revenue of $198.3 million and a gain of $11.2 million to the Group’s consolidated results for the year ended December 31, 2024. If the acquisition had occurred on 1 January 2024, management estimates that the Group’s consolidated revenue for the year ended December 31, 2024 would have been $949.6 million and consolidated profit for the year ended December 31, 2024 would have been $870.0 million.

Acquisition related costs
The Group incurred approximately $1.0 million of legal fees, mainly related to due diligence costs and advisory fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 27 - Investments
At fair value through profit or loss
The investment in other companies of $45.0 million relates to the purchase of 10% of the shares of Anglo-Eastern Univan Group Limited.

Equity-accounted investees

(in thousands of USD)	December 31, 2024	December 31, 2023
Assets
Interest in joint ventures	16,806	518
Interest in associates	—	—
TOTAL ASSETS	16,806	518

Liabilities
Interest in joint ventures	—	—
Interest in associates	—	—
TOTAL LIABILITIES	—	—

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 27 - Investments

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	70,995	31,694
Offset investment with shareholders loan	1,451	(1,451)
Balance at January 1, 2022	72,446	30,243

Reversal prior year offset investment with shareholders loan	(1,451)	1,451
Group's share of profit (loss) for the period	17,650	—
Group's share of other comprehensive income	159	—
Dividends received from joint ventures	(3,021)	—
Reclassification of associate to joint venture (Note 23)	—	(32,844)
Movement equity to shareholders loan	(2,000)	2,000
Business combinations	(83,186)	—

Gross balance	597	850
Offset investment with shareholders loan	826	(826)
Balance at December 31, 2022	1,423	24

Reversal prior year offset investment with shareholders loan	(826)	826
Group's share of profit (loss) for the period	(927)	—

Gross balance	(330)	850
Offset investment with shareholders loan	848	(848)
Balance at December 31, 2023	518	2

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 27 - Investments

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Reversal prior year offset investment with shareholders loan	(848)	848
Group's share of profit (loss) for the period	920	—
Capital increase/(decrease) in joint ventures	3,796	—
Movement shareholders loans to joint ventures	—	4,485
Business combinations	12,399	11,638
Translation differences	(475)	(290)

Gross balance	16,311	16,683
Offset investment with shareholders loan	495	(495)
Balance at December 31, 2024	16,806	16,188

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

The increase in investments in equity accounted investees and shareholders loans at December 31, 2024 is mainly due the acquisition of CMB.TECH Enterprises as of February 2024.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 27 - Investments

Joint venture	Segment	Description
Tankers Agencies (UK) Ltd	Euronav	Parent company of Tankers International Ltd
Tankers International LLC	Euronav	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
Bari Shipholding Ltd	Euronav	Formerly owner of 1 Suezmax, dormant company
TI Africa Ltd	Euronav	Operator and owner of a single floating storage and offloading facility (FSO Africa), as from June 7, 2022 100% subsidiary *
TI Asia Ltd	Euronav	Operator and owner of a single floating storage and offloading facility (FSO Asia), as from June 7, 2022 100% subsidiary *
be HYDRO bv	H2 Industry	BeHydro focusses on the development and sale of hydrogen combustion engines.
JPN H2YDRO CO. Ltd	H2 Industry	JPN H2YDRO CO. is the owner of a passenger ferry that is being deployed in the Japanese inland sea and is powered by a dual fuel hydrogen diesel combustion engine.
Cleanergy Solutions (Namibia) (Pty) Ltd	H2 Infra	Cleanergy Solutions (Nambia) (Pty) will develop green hydrogen production projects in Namibia.
FRS Windcat Offshore Logistics Gmbh	Windcat
FRS Windcat Offshore Logistics is a joint venture within the Windcat Group that owns 6 CTVs as per December 31, 2024. The aim of the joint venture is gaining market share in the German offshore wind market. Note that the joint venture also comprises a Polish entity, i.e. FRS Windcat Polska, with a similar purpose. However, this Polish entity is dormant.

TSM Windcat sas	Windcat	TSM Windcat is a joint venture within the Windcat Group that owns 6 CTVs as per December 31, 2024. The aim of the joint venture is gaining market share in the French offshore wind market.
* FSO Asia and FSO Africa are on a time charter contract to North Oil Company (NOC), the new operator of Al Shaheen field, until mid 2032.
The following table contains summarized financial information for all of the Group's joint ventures:

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 27 - Investments

	Asset
(in thousands of USD)	TI Africa Ltd	TI Asia Ltd	Tankers Agencies (UK) Ltd (see Note 25)	TI LLC (see Note 25)	Bari Shipholding Ltd	Bastia Shipholding Ltd	Total
At December 31, 2022
Percentage ownership interest	50%	50%	50%	50%	50%	50%

Non-Current assets	—	—	153	—	—	—	153
of which vessel	—	—	—	—	—	—	—
Current Assets	—	—	504,397	206	131	—	504,734
of which cash and cash equivalents	—	—	2,453	—	101	—	2,554
Non-Current Liabilities	—	—	30	—	1,700	—	1,730
of which bank loans	—	—	—	—	—	—	—
Current Liabilities	—	—	502,547	63	83	—	502,693
of which bank loans	—	—	75,500	—	—	—	75,500
Net assets (100%)	—	—	1,973	143	(1,652)	—	464

Group's share of net assets	—	—	1,202	84	(826)	—	460

Shareholders loans to joint venture	—	—	—	—	850	—	850

Net Carrying amount of interest in joint venture	—	—	1,202	84	—	—	1,286

Remaining shareholders loan to joint venture	—	—	—	—	24	—	24

Revenue	20,729	20,729	1,172,698	—	2,139	—	1,216,295
Depreciations and amortization	(2,998)	(2,811)	(39)	—	(479)	—	(6,327)
Interest Expense	(428)	(413)	(954)	—	171	—	(1,625)
Income tax expense	1,599	1,600	(117)	—	—	—	3,082
Profit (loss) for the period (100%)	14,997	14,858	185	(36)	5,250	10	35,265
Other comprehensive income (100%)	170	149	—	—	—	—	319

Group's share of profit (loss) for the period	7,499	7,429	113	(21)	2,625	5	17,650

Group's share of other comprehensive income	85	74	—	—	—	—	159

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 27 - Investments

	Asset
(in thousands of USD)	Tankers Agencies (UK) Ltd (see Note 25)	TI LLC (see Note 25)	Bari Shipholding Ltd	Total
At December 31, 2023
Percentage ownership interest	50%	50%	50%

Non-Current assets	1,754	—	—	1,754
of which vessel	—	—	—	—
Current Assets	391,037	150	118	391,305
of which cash and cash equivalents	3,046	—	88	3,134
Non-Current Liabilities	1,360	—	1,700	3,060
of which bank loans	—	—	—	—
Current Liabilities	390,323	66	114	390,503
of which bank loans	42,500	—	—	42,500
Net assets (100%)	1,108	84	(1,696)	(503)

Group's share of net assets	675	49	(848)	(123)

Shareholders loans to joint venture	—	—	850	850

Net Carrying amount of interest in joint venture	675	49	—	725

Remaining shareholders loan to joint venture	—	—	2	2

Revenue	1,685,928	—	—	1,685,928
Depreciations and amortization	(84)	—	—	(84)
Interest expense	(2,806)	—	—	(2,806)
Income tax expense	(79)	—	—	(79)
Profit (loss) for the period (100%)	(1,445)	(43)	(43)	(1,532)
Other comprehensive income (100%)	—	—	—	—

Group's share of profit (loss) for the period	(880)	(25)	(22)	(927)

Group's share of other comprehensive income	—	—	—	—

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 27 - Investments

	Asset
(in thousands of USD)	Tankers Agencies (UK) Ltd (see Note 25)	TI LLC (see Note 25)	Bari Shipholding Ltd	be HYDRO	JPN H2YDRO CO. Ltd	Cleanergy Solution (Namibia) (Pty) Ltd	FRS Windcat Offshore Logistics Gmbh	TSM Windcat sas	Total
At December 31, 2024
Percentage ownership interest	50%	50%	50%	50%	50%	49%	50%	50%

Non-Current assets	1,482	—	—	725	19,387	21,699	18,885	25,746	87,924
of which vessel	—	—	—	—	382	—	9,505	25,723	35,610
Current Assets	198,050	96	—	2,234	10,203	8,340	2,107	2,240	223,270
of which cash and cash equivalents	3,096	—	—	103	4,729	5,371	635	236	14,170
Non Current Liabilities	1,190	—	1,700	—	17,811	63	5,143	22,849	48,756
of which bank loans	—	—	—	—	—	—	2,961	12,368	15,329
Current Liabilities	196,731	7	—	3,081	6,059	10,363	12,344	4,592	233,177
of which bank loans	15,500	—	—	—	—	—	25	3,113	18,638
Net assets (100%)	1,611	89	(1,700)	(122)	5,720	19,613	3,505	545	29,261

Group's share of net assets	981	52	(850)	(61)	2,860	9,610	1,753	273	14,618

Shareholders loans to joint venture	—	—	850	903	6,690	—	3,688	5,238	17,369

Net Carrying amount of interest in joint venture	981	52	—	—	2,860	9,610	3,144	273	16,920

Remaining shareholders loan to joint venture	—	—	—	842	6,690	—	3,418	5,238	16,188

Revenue	908,159	—	9	2,324	6,751	3	7,005	7,341	931,592
Depreciations and amortization	(102)	—	—	(341)	(1,052)	(16)	(1,646)	(2,552)	(5,709)
Interest expense	(1,037)	—	—	(138)	(148)	(5)	(482)	(649)	(2,459)
Income tax expense	1	—	—	—	(1,279)	—	(179)	—	(1,457)
Profit (loss) for the period (100%)	653	4	(4)	(287)	2,645	(617)	(228)	(482)	1,684
Other comprehensive income (100%)	—	—	—	—	—	—	—	—	—

Group's share of profit (loss) for the period	398	2	(2)	(144)	1,323	(302)	(114)	(241)	920

Group's share of other comprehensive income	—	—	—	—	—	—	—	—	—

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 27 - Investments

Loans and borrowings
On March 29, 2018, TI Asia Ltd. and TI Africa Ltd. entered into a $220.0 million senior secured credit facility. The facility consists of a term loan of $110.0 million and a revolving loan of $110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The Company provided a guarantee for the revolving credit facility tranche. The fair value of this guarantee is not significant given the long term contract both FSOs have with North Oil Company until mid 2032, which results in sufficient repayment capacity under these facilities. Transaction costs for a total amount of $2.2 million are amortized over the lifetime of the instrument using the effective interest rate method. In June 2022, the Group acquired the remaining 50% of TI Africa Ltd. and TI Asia Ltd. In consequence of this transaction, the Company entered into a $150 million senior secured amortizing term loan facility (see Note 17). At the same time, the $220.0 million senior secured credit facility which were maturing in July 2022 and September 2022 have been repaid. All bank loans were secured by the underlying FSO and subject to specific covenants. These entities are fully consolidated following the acquisition of the remaining 50% shares in TI Africa Ltd and TI Asia Ltd in June 2022.
On August 9, 2020, TSM Windcat SAS entered into a €3.2 million ($3.3 million) senior secured amortizing term loan facility to finance the acquisition of the TSM Windcat 49. The facility has been concluded with Crédit Agricole and carries a fixed interest rate of 1.25%. The facility has a duration of 7 years. As of December 31, 2024, the outstanding balance on this facility was $1.9 million.
On April 28, 2021, TSM Windcat SAS entered into a €3.2 million ($3.3 million) senior secured amortizing term loan facility to finance the acquisition of the TSM Windcat 52. The facility has been concluded with Crédit Agricole and carries a fixed interest rate of 1.20%. The facility has a duration of 7 years. As of December 31, 2024, the outstanding balance on this facility was $2.1 million.

On October 5, 2021, TSM Windcat SAS entered into a €3.2 million ($3.3 million) senior secured amortizing term loan facility to finance the acquisition of the TSM Windcat 53. The facility has been concluded with BPI and carries a fixed interest rate of 1.56%. The facility has a duration of 7 years. As of December 31, 2024, the outstanding balance on this facility was $2.3 million.
On April 4, 2022, TSM Windcat SAS entered into a €1.6 million ($1.7 million) senior secured amortizing term loan facility to finance the acquisition of the TSM Windcat 54. The facility has been concluded with BRED and carries a fixed interest rate of 1.40%. The facility has a duration of 7 years. As of December 31, 2024, the outstanding balance on this facility was $1.2 million.
On May 23, 2022, TSM Windcat SAS entered into a €1.6 million ($1.7 million) senior secured amortizing term loan facility to finance the acquisition of the TSM Windcat 54. The facility has been concluded with CIC and carries a fixed interest rate of 1.45%. The facility has a duration of 7 years. As of December 31, 2024, the outstanding balance on this facility was $1.3 million.

On March 3, 2023, TSM Windcat SAS entered into a €3.5 million ($3.6 million) senior secured amortizing term loan facility to finance the acquisition of the TSM Windcat 56. The facility has been concluded with BRED and carries a fixed interest rate of 3.90%. The facility has a duration of 7 years. As of December 31, 2024, the outstanding balance on this facility was $3.3 million.
On December 3, 2023, TSM Windcat SAS entered into a €2.8 million ($2.9 million) senior secured amortizing term loan facility to finance the acquisition of the TSM Windcat 59 that also features a predelivery finance component. The facility has been concluded with BPI and carries a fixed rate of 4.40%. The facility has a duration of 7 years as from delivery of the vessel. As of December 31, 2024, the outstanding balance on this facility was $1.7 million.

On June 28, 2023, TSM Windcat SAS entered into a €2.8 million ($2.9 million) senior secured amortizing term loan facility to finance the acquisition of the TSM Windcat 59 that also features a predelivery finance component. The facility has been concluded with CIC and carries a fixed rate of 4.44%. The facility has a duration of 7 years as from delivery of the vessel. As of December 31, 2024, the outstanding balance on this facility was $1.7 million.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024
Note 27 - Investments

On June 17, 2021, FRS Windcat Offshore Logistics Limited entered into a €9.5 million ($9.9 million) senior secured amortizing term loan facility to finance the FRS Windcat 28, FRS Windcat 34, FRS Windcat 35, FRS Windcat 42 and FRS Windcat 43. The facility has been concluded with Rabobank and carries a fixed interest rate of 1.75% during the first 3 years and a floating interest rate of EURIBOR plus a margin of 1.95% thereafter. The facility has a duration of 5 years. As of December 31, 2024, the outstanding balance on this facility was $3.0 million.

Loan covenant
For the bank loans related to the FSOs, covenants were not applicable anymore as from June 2022 following the acquisition of the remaining 50% shares in TI Africa Ltd and TI Asia Ltd. For the other bank loans, no covenants are applicable.

Interest rate swaps
In 2018, TI Asia and TI Africa entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of $208.8 million (CMB.TECH's share amounts to 50%) in connection to the $220.0 million facility. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments are measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have been fully unwound upon the acquisition of the remaining 50% of TI Africa Ltd. and TI Asia Ltd. and repayment of the $220.0 million senior secured credit facility.

Vessels
On November 19, 2019, the group entered into a joint venture together with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. Each 50%-50% joint venture company has acquired one Suezmax vessel. The joint ventures have acquired two Suezmax tankers (Bari & Bastia) for a total consideration of $40.6 million. The vessel Bastia was sold on September 15, 2020 for a net sale price of $20.1 million. The Company recorded a capital gain of $0.8 million in the third quarter of 2020 upon delivery to its new owner on September 30, 2020. The vessel Bari was sold on March 24, 2022 for a net sale price of $21.3 million. A gain of $6.6 million was recorded in the second quarter of 2022.

There were no capital commitments as of December 31, 2024, December 31, 2023 and December 31, 2022.
Cash and cash equivalents

(in thousands of USD)	2024	2023

Cash and cash equivalents of the joint ventures	14,170	3,134
Group's share of cash and cash equivalents	7,416	1,902

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 28 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates
1 XXX = x,xxxx USD	December 31, 2024	December 31, 2023	December 31, 2022	2024	2023	2022
EUR	1.0389	1.1050	1.0666	1.0860	1.0797	1.0555
GBP	1.2529	1.2715	1.2026	1.2806	1.2408	1.2415

Note 29 - Subsequent events
On December 31, 2024, CMB.TECH has sold the Suezmax Cap Lara (2007 - 158,826 dwt) for $33.2 million. The vessel is accounted for as a non-current asset held for sale as at December 31, 2024, and has a carrying value of $14.4 million. The sale generates a gain of $18.8 million and was recognized upon delivery to the new owner on March 10, 2025.
On January 7, 2025, the Company took delivery of Newcastlemax Mineral Portugal (2025 - 210,754 dwt).

On January 9, 2025, FRS Windcat Offshore Logistics Limited entered into a €22.9 million ($23.8 million) senior secured amortizing term loan facility which replaces the €9.5 million Senior Secured Credit Facility and will also be used to finance the acquisition of the Hydrocat 55, FRS Windcat 61, FRS Windcat 62, FRS Windcat 64 and FRS Windcat 65. The facility has been concluded with Rabobank and carries a fixed interest rate of 4.15% during the first 3 years and a floating interest rate of EURIBOR plus a margin, which is still to be determined, thereafter. The facility has a duration of 5 years.

On January 13, 2025, Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild hydrogen powered (dual fuel) multifunctional port utility vessel (MPHUV) with Neptune Construction for an amount of $6.1 million. Delivery is scheduled end 2025, beginning 2026.

On January 23, 2025, the Company took delivery of Newcastlemax Mineral Osterreich (2025- 210,761 dwt).

On January 27, 2025, VLCC Alsace (2012 – 299,999 dwt) has successfully been delivered to its new owner. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $69.4 million. The net gain on the vessel amounts to $27.5 million and was recognized upon delivery to her new owners on January 27, 2025.

On February 4, 2025, Ammonia Carrier AS, a subsidiary of CMB.TECH Enterprises, has successfully concluded a pre- and post-delivery multicurrency revolving facility on a 1,400 TEU newbuild container vessel for a total commitment of $26.3 million. The facility has a tenor of 7 years as from delivery.

On March 4, 2025, the Company announced that it entered into a share purchase agreement with Hemen Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean Group Limited ("Golden Ocean") representing approximately 41% of Golden Ocean’s issued and outstanding voting shares at a price of $14.49 per share. The Share Purchase did not trigger a mandatory takeover bid or similar offer in Bermuda, Norway, the United States, or any other jurisdiction. This acquisition is in line with our strategic objective of diversification, and our intent to become a long-term shareholder in Golden Ocean and investing in a modern dry bulk fleet. The initial accounting and determination of goodwill is not yet complete and therefore no details on fair value of assets and liabilities acquired, fair value of consideration transferred nor accounting values can be disclosed, including existence of contingent liabilities.

On March 4, 2025, we entered into a $1.4 billion bridge facilities agreement with KBC Bank NV, Crédit Agricole CIB and Société Générale in view of the acquisition of shares in Golden Ocean. The bridge facilities agreement has an initial term of 9 months with the possibility to extend its term twice with an additional six months.

On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean.

On March 24, 2025, CMB.TECH NV announced that it has signed an agreement with Mitsui O.S.K. Lines, Ltd. (“MOL”) and MOL CHEMICAL TANKERS PTE. LTD. (“MOLCT”) for nine ammonia-powered vessels. These vessels will be among the world's first ammonia-powered Newcastlemax bulk carriers and chemical tankers. The delivery of these ships is expected between 2026 and 2029. This agreement between MOL/MOLCT, and CMB.TECH involves nine ammonia-powered ships. Three ammonia-fitted 210,000 dwt Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by CMB.TECH and MOL and chartered to MOL for a period of 12 years each. Six chemical tankers - two ammonia-fitted and four ammonia-ready - have been ordered at China Merchants Jinling Shipyard (Yangzhou) by CMB.TECH and chartered to MOLCT for 10 and 7 years each respectively. The Newcastlemaxes will be delivered in 2026 and 2027, whilst the chemical tankers’ delivery is expected in 2028 and 2029.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

On March 26, 2025, the Company took delivery of CTV Hydrocat 60.

On March 27, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase. On March 27, 2025, CMB.TECH NV owned an aggregate of 88,711,007 shares in Golden Ocean, representing approximately 44.5% of Golden Ocean's outstanding voting shares.

On April 3, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean in the open market following the Share Purchase. On April 3, 2025, CMB.TECH NV owned an aggregate of 98,400,304 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.

On April 7, 2025, CMB.TECH has successfully concluded a pre- and post delivery term loan facility for the 5 VLCC’s that it currently has on order. The total commitment is $392.7 million with a tenor of 2 years (pre-delivery) and 12 years (post-delivery).