Form 20-F
period 2025-12-31
CMB.TECH NV
filed 2026-04-21
CIK 1604481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from _________________ to _________________
Commission file number 001-36810

CMB.TECH NV
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Belgium
(Jurisdiction of incorporation or organization)

De Gerlachekaai 20, 2000 Antwerp, Belgium
(Address of principal executive offices)

Ludovic Saverys Ludovic.Saverys@cmb.tech Tel: +32 3 247 59 11 De Gerlachekaai 20, 2000 Antwerp, Belgium
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	CMBT	New York Stock Exchange
Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

315,977,647 Ordinary Shares (of which 25,807,878 are Treasury Shares), no par value

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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company..  See the definitions of "large accelerated filer","accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

    † The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐

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

Other
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

ITEM 18.	FINANCIAL STATEMENTS	144
ITEM 19.	EXHIBITS	145

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "seek", "plan," "target," "project," "potential", "continue", "contemplate", "possible", "likely," "may," "might", "will," "would," "could" and similar expressions, terms, or phrases may identify forward-looking statements.

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

In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include, but are not limited to:

–general economic, financial and market conditions, including inflation, interest rates, foreign exchange rates and the availability and cost of capital;
–conditions in the maritime, shipping and offshore markets in which we operate, including fluctuations in charter rates, spot rates, vessel values, residual values and steel prices;
–our ability to obtain financing and refinancing on acceptable terms, comply with covenants in our financing arrangements, meet our debt service obligations and manage interest rate and other financial risks;
–our ability to execute our business strategy, including our growth, acquisition, integration, fleet renewal and decarbonization strategies, and to realize the expected benefits of such strategies;
–our operating and capital costs, including fuel, bunker, dry docking, insurance, crew and other vessel operating expenses;
–delays in the delivery of newbuilding vessels, vessel breakdowns, off-hire periods and other operational disruptions;
–litigation, claims, regulatory investigations and other legal proceedings, including climate-related or public-interest claims;
–environmental, social and governance expectations of investors, lenders, customers and other stakeholders, and the costs and risks associated with meeting our related targets and objectives;
–our ability to attract and retain key personnel, including executive officers, shore-based personnel and seafarers;
–cybersecurity risks and the failure or unavailability of our information systems, including as a result of cyberattacks;
–domestic and international geopolitical conditions, including war, terrorism, piracy, sanctions, embargoes, trade restrictions, illicit trade, disruptions in the Red Sea and the Arabian Gulf, and other hostilities or instability affecting global trade and shipping routes;
–shifts in energy demand, including a shift away from oil and other fossil fuels toward alternative energy sources and propulsion technologies, and the risks associated with energy transition, technological change and the availability of alternative fuels and infrastructure;
–compliance with applicable laws, treaties and regulations, including anti-bribery, anti-corruption, tax, environmental, emissions, safety and other governmental requirements, and the costs associated therewith;
–reputational risks and changes in stakeholder perception relating to our business, strategy or industry;
–the ability of our counterparties to perform their obligations to us, including under charters, shipbuilding contracts, financing arrangements and other commercial agreements;
–the adequacy, availability and cost of insurance coverage;
–our incorporation under the laws of Belgium, the rights of our shareholders and the ability of shareholders to enforce judgments against us;

–the treatment of the company as a passive foreign investment company for U.S. tax purposes;
–the ability of our subsidiaries to declare or pay dividends; and
–losses arising from derivative instruments.
These factors should be read together with the more detailed discussion of risks set forth under “Item 3.D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. The factors described above and the other risk factors described in this annual report and in the reports we furnish or file with the U.S. Securities and Exchange Commission, or the SEC, are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could adversely affect our results.

Accordingly, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements speak only as of the date of this annual report. They are not guarantees of future performance, and actual results and developments may differ materially from those projected in the forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Except to the extent required by law, we undertake no obligation, and specifically disclaim any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.    KEY INFORMATION
Throughout this report, all references to "CMB.TECH", the "Company", "we", "our", and "us" refer to CMB.TECH NV and its subsidiaries and all references to "CMB.TECH NV" refer to CMB.TECH NV and not to its subsidiaries". Unless otherwise indicated, all references to "U.S. dollars", "USD", "dollars", "US$" and "$" in this annual report are to the lawful currency of the United States of America and references to "Euro", "EUR", and "€" are to the lawful currency of Belgium.
We operate our vessels through our subsidiaries under the trade names Euronav, Bocimar, Bochem, Delphis and Windcat. As such, throughout this report, references to our (i) “Euronav fleet” refer to our crude oil tanker fleet, (ii) “Bocimar fleet” refer to our dry bulk fleet, (iii) “Bochem fleet” refer our chemical tanker fleet, (iv) “Delphis fleet” refer to our container vessel fleet, and (v) “Windcat fleet” refer to our offshore wind vessel fleet. References to “our fleet” encompass all of our owned and operated vessels.

We refer to our "U.S. Shares" as those ordinary shares that are reflected in the U.S. component of our share register, or the U.S. Register, that is maintained by Computershare Trust Company N.A., or Computershare, our U.S. transfer agent and registrar, and are formatted for trading on the New York Stock Exchange, or the NYSE. The U.S. Shares are identified by CUSIP B38564108. We refer to our "Belgian Shares" as those ordinary shares that are reflected in the Belgian component of our share register, or the Belgian Register, that is maintained by De Interprofessionele Effectendeposito- en Girokas (CIK) NV (acting under the commercial name Euroclear Belgium), or Euroclear Belgium, our agent, and are formatted for trading on Euronext Brussels. The Belgian Shares are identified by ISIN BE0003816338. We refer to our "Norwegian Shares" as those ordinary shares that are registered in the VPS and trade on Euronext Oslo. Our Norwegian shares are identified by ISIN BE0003816338. Our U.S. Shares, Belgian Shares and our Norwegian Shares taken together are collectively referred to as our "ordinary shares." For further discussion of the maintenance of our share register, please see "Item 10. Additional Information —B. Memorandum and Coordinated Articles of Association—Share Register."

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary

Below is a summary of the principal risks facing our business and that may adversely affect our results of operations and our financial condition.
Risks Related to Our Business

–potential disruption of shipping operations due to market cycles, geopolitical conflicts, environmental factors and regulatory changes may adversely affect our earnings and available cash flow;
–political developments in the U.S. could directly impact the shipping industry and our business;
–we derive a substantial portion of our revenue from a limited number of customers and the loss of anyone of these customers could result in a significant loss of revenues and cash flow;
–to a large extent, we depend on spot charterers, and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends, if any;
–we continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests, and such activities could have a material adverse effect on our business;
–our business is affected by macroeconomic conditions, including inflation, interest rates, market volatility, economic uncertainty and supply chain constraints;
–general market conditions, including the market for fuel oil and hydrogen and ammonia engine and fuel technology, and, specifically for our vessels:, the fluctuations in charter rates and vessel values;
–the state of the global financial markets which may adversely impact the availability to us of additional financing and refinancing at rates and on terms acceptable to us, as well as our ability to obtain such, or to comply with the restrictive and other covenants in our financing arrangements, or to obtain hedging instruments at reasonable costs;
–our ability to generate cash to meet our debt service and other obligations;
–our dependence on key personnel and the availability of skilled workers, including seafarers and the related labor costs;
–any failure to protect our information systems against security breaches or the failure or unavailability of these systems for a significant period of time, for reasons such as a cyber-attack which may disrupt our business operations;
–we are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows;
–general domestic and international geopolitical conditions including trade tensions between China and the United States, between the European Union & the United States and Russia, the numerous attacks on vessels in the Red Sea, trade wars and disagreements between oil producing countries, including illicit oil trades;
–a shift in consumer demand from oil towards other energy sources may have a material effect on our business;
–international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including those taken in connection with the recent conflicts between Russia and Ukraine, and Israel, the U.S. and Iran;
–any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or the FCPA, or other applicable regulations relating to bribery;
–potential disruption of shipping routes due to war including the developments in the Red Sea, Iran and the Strait of Hormuz, accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine, Gaza and Syria, acts by terrorists or acts of piracy on ocean-going vessels; and
–failure of counterparties to fully perform their contracts with us.
Risks Related to Legal and Regulatory Matters

–we are subject to complex laws and regulations, including environmental laws and regulations that can increase our costs and liability exposure and adversely affect our business, results of operations and financial condition; and
–changes in laws, treaties or regulations, including but not limited to any new environmental regulations and restrictions, whether at a global level stipulated by the IMO, and/or imposed by regional or national authorities such as the European Union, or EU, or individual countries.
–we are subject to litigation risks in connection with our takeover of and merger with Golden Ocean.
Risks Related to Tax Matters

–treatment of the company as a passive foreign investment company, or PFIC, by U.S. tax authorities; and
–changes in tax regulations from other countries we are involved with due to our global trade may affect our business and future operations.
Risks Related to Investment in our Ordinary Shares

–the price of our ordinary shares has fluctuated in the past, has been volatile and may be volatile in the future, and future sales of our ordinary shares could cause the market price of our ordinary shares to decline, and as a result, investors in our ordinary shares could incur substantial losses;
–our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other countries, including the United States; and
–the inability of our Supervisory Board to declare or pay dividends, if any.
Investing in our securities involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Risks to us include, but are not limited to, the risk factors described below. Any of the risk factors described below could affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects, capacity to distribute dividends and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our securities could lose all or part of their investment. It is advised to carefully consider the following information in conjunction with the other information contained or incorporated by reference in this document. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

Risks Related to our Business

Potential disruption of shipping operations due to market cycles, geopolitical conflicts, environmental factors and regulatory changes may adversely affect our earnings and available cash flow.
The shipping industry is cyclical and volatile, leading to fluctuations in charter rates, vessel values, earnings and available cash flow across different shipping segments. The industry is subject to both short- and long-term market disruptions, which may materially impact our profitability, liquidity and operational planning.

Across crude oil tankers, chemical tankers, dry bulk carriers, container vessels, offshore energy vessels (including CSOVs and CTVs) and port vessels, market conditions continue to be driven by changing supply and demand dynamics, shifts in global trade flows and broader macroeconomic factors. We therefore expect continued variability in charter rates across vessel classes, which may impact our short- and medium-term cash flows.

Fluctuations in charter rates and vessel values are influenced by factors beyond our control, including changes in supply and demand for shipping capacity, shipbuilding and recycling activity, financing conditions, fuel prices and regulatory developments. The carrying values of our vessels may not reflect current fair market values, as second-hand prices can change rapidly with market cycles, replacement costs and compliance requirements.

We evaluate the carrying amounts of our vessels to determine whether events or changes in circumstances indicate that an impairment review is required. The assessment of impairment requires us to project future cash flows, considering vessel values, freight rates, discount rates, residual values and asset lifespan estimates. Many of these factors are historically volatile and adverse market conditions could lead to impairment losses, impacting our financial performance. In addition, if a vessel is sold below book value, we could incur financial losses that may negatively affect our results.

In general, the factors affecting supply and demand in the shipping industry and the nature, timing and degree of changes in industry conditions are unpredictable and outside our control. A worsening of global economic conditions could cause charter rates to decline, affecting our ability to secure profitable employment for our vessels. Any renewal or replacement charters may not be sufficient to ensure financial stability.
The main factors that influence demand for shipping capacity include:
–Global energy demand and commodity trade, including the demand for alternative energy resources, affecting the need for crude oil tankers, chemical tankers and bulk carriers.
–Containerized trade flows, driven by industrial production, e-commerce growth and port congestion levels.
–Expansion of offshore wind and oil and gas projects, influencing the demand for CSOVs and CTVs in renewable offshore energy sectors and oil & gas projects.
–The supply and demand for seaborne transportation of oil, petroleum products, dry bulk commodities and manufactured goods and competition from other shipping companies and other modes of transportation..
–Shifts in energy consumption due to the availability of alternative fuels or changes in the relative cost of oil, gas, hydrogen and renewables.
–Availability of financing and changes in interest rates.
–National policies regarding strategic reserves.
–Geopolitical conflicts and security threats, including the wars in Ukraine and Gaza, the recent military escalation involving Iran, Israel and the United States, disruptions and security incidents affecting shipping in and around the Arabian Gulf and Strait of Hormuz, vessel attacks in the Red Sea and Bab el-Mandeb Strait, piracy in the Gulf of Guinea and East Africa and rising tensions in the South China Sea.
–Sanctions, embargoes and trade restrictions, the imposition of tariffs and fees, including measures against Russia, Iran and Venezuela impacting crude oil and refined product transport.
–Global and regional economic developments, including recession risks, inflationary pressures and disruptions in global shipping corridors.
–Currency exchange fluctuations, particularly USD volatility, impacting trade balances and bunker fuel prices.
–Changes in seaborne trade patterns, including shifts in commodity sourcing and supply chain realignments following geopolitical disputes and trade wars.
–Evolving regulatory requirements, such as the IMO’s evolving GHG measures (including development of the IMO “net-zero” framework), EU carbon pricing (EU ETS for shipping), FuelEU Maritime and ballast water management requirements.
–Environmental and sustainability initiatives, including the global push toward green shipping corridors, alternative fuel adoption and stricter emission standards.
–Cybersecurity threats and digitalisation risks, including potential cyberattacks on vessel navigation and cargo tracking systems.

The factors that influence the supply of shipping capacity include:
–The number of newbuild vessel orders, constrained by shipyard capacity, financing availability and regulatory uncertainty.
–The number of newbuild vessel deliveries.
–The number of vessel casualties.
–Any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders.
–Availability of financing and interest rates on financing for new vessels and shipping activity.
–The number of vessels under sanctions and hence not able to trade on the mainstream market.
–Developments in international trade, including refinery additions and closures.
–Recycling and scrapping rates, influenced by vessel age, emission compliance costs and second-hand market liquidity.
–Oil and commodity market imbalances, affecting tanker and bulk carrier charter demand.
–The conversion of tankers and bulk carriers to alternative uses, such as floating storage or floating production storage and offloading ("FPSO") retrofitting.
–Business disruptions caused by supply chain bottlenecks, including shipyard delays, component shortages and port congestion.
–The number of vessels laid up, dry-docked or repurposed for non-transport activities (e.g., storage or offshore supply duties).
–Decarbonisation uncertainty and regulatory uncertainty and timing, as shipowners hesitate to order new tonnage amid evolving IMO and EU emissions policies.
We anticipate that future demand for our fleet will depend on:
–Global economic growth rates and industrial production trends.
–Seasonal and regional fluctuations in demand, including winter fuel consumption spikes and summer dry bulk trade flows.
–Fleet expansion strategies across global shipping segments.
–Evolving energy policies and decarbonisation regulation, shaping demand for conventional fuel transport and offshore wind support vessels.
Given the current backlog of new ship orders, concentrated in certain segments, the global fleet capacity is expected to grow, creating potential overcapacity concerns in certain vessel segments. Additionally, macroeconomic uncertainty, volatile interest rates and geopolitical disruptions could dampen trade demand across multiple shipping sectors.

The ongoing conflicts in Ukraine and Gaza, combined with inflationary pressures and supply-chain fragility, have created additional risks in certain regions where we operate. In addition, the recent military escalation involving Iran, Israel and the United States has materially increased risks in the Arabian Gulf and around the Strait of Hormuz. These developments have contributed to traffic disruption, vessel delays, higher war-risk premiums, increased insurance and security costs, tighter underwriting conditions and greater uncertainty regarding the availability of safe passage for commercial shipping. Commercial shipping in the area has faced delays, damage risk and, at times, effective traffic interruption, while war-risk premiums have risen sharply and some insurers have tightened or reconsidered coverage. Any continuation or further escalation could delay voyages, require rerouting or waiting time, increase crew-safety concerns and repatriation costs, disrupt global oil and LNG flows and materially raise insurance, security and operating costs, adversely affecting freight markets, fleet utilization, liquidity and cash flows. Continued sanctions on Russia, restrictions on maritime oil trade and attacks on commercial vessels in the Red Sea and Bab el-Mandeb Strait have further disrupted energy markets and trade routes, impacting tanker, dry bulk and container shipping patterns.

In addition, U.S. and European authorities have increased enforcement actions aimed at “shadow/dark fleet” activity, including the designation of additional vessels and measures restricting port access and maritime services, as well as actions against enablers in the value chain. These developments may reshape global trade flows, increasing ton-mile demand for certain shipping sectors while increasing compliance, screening and documentation requirements and the risk of delays, detentions, penalties or higher insurance and financing costs.

Furthermore, fluctuations in oil and natural gas prices have created uncertainty in tanker and bulk carrier demand. Periods of low oil prices discourage new exploration and production investments, reducing demand for crude transport. Conversely, high oil prices can suppress consumption, impacting refined product tanker utilization. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could weaken.

Market downturns and demand shocks can create excess shipping capacity, intensifying competition across vessel classes and forcing older, less efficient vessels into lay-up or retirement. Given the volatile nature of global trade, we cannot predict future market conditions with certainty. However, continued geopolitical instability, economic shifts and regulatory changes could materially affect our fleet deployment strategies and financial performance.

Political developments in the U.S. and the policies of the current U.S. presidential administration could directly impact the shipping industry and us.
The current presidential administration introduced significant shifts in trade policy, energy markets and geopolitical stability, all of which could directly impact the shipping industry. These policy risks include but are not limited to:

–Trade policy and tariffs: following a U.S. Supreme Court decision in February 2026 limiting the use of emergency powers (the International Emergency Economic Powers Act, or IEEPA) to impose broad tariffs, the U.S. administration has indicated it may rely on alternative statutory authorities and has announced and, in certain instances, implemented temporary across-the-board tariff measures. For example, the U.S. administration imposed a temporary import duty of 10 percent, subject to limited exceptions, pursuant to Section 122 of the Trade Act of 1974 and effective as of February 24, 2026, which remains subject to legal challenge. In addition, on March 11 and March 12, 2026 the United States Trade Representative commenced new Section 301 investigations concerning (i) structural excess capacity and production in certain manufacturing sectors against China, the European Union (EU), Singapore, Switzerland, Norway, Indonesia, Malaysia, Cambodia, Thailand, Korea, Vietnam, Taiwan, Bangladesh, Mexico, Japan, and India; and (ii) against 60 countries related to the failure to impose and effectively enforce a prohibition on the importation of goods produced with forced labor. These investigations also may result in the imposition of additional tariffs or other restrictions on commerce. These developments increase uncertainty regarding the level, scope, duration and legal durability of U.S. tariffs, which could reduce tanker and container shipping demand, shift supply chains and disrupt traditional trade flows.
–Energy independence policies: the Trump administration has prioritized U.S. energy independence and has taken actions aimed at increasing U.S. domestic oil and gas production and expanding LNG export capacity.. This could reduce the demand for imported crude oil and impact tanker utilization rates. Conversely, an increase in U.S. LNG exports to Europe and Asia could boost demand for gas carriers and other trade flows.
–Shifts in foreign policy: foreign policy shifts affecting NATO commitments and relations with China and Middle East tensions, may increase volatility in global trade and energy markets and reduce demand for crude, containerized goods and dry bulk commodities.
–The U.S. administration has pursued significant deregulatory actions in environmental policy, which could affect the pace and direction of decarbonization policies and investment signals relevant to emissions reduction and alternative fuel technologies.
Such shifts may impact seaborne trade patterns, commodity pricing and fuel costs, which in turn will influence charter rates, vessel deployment strategies and shipping route optimization.

As a diversified maritime group, we remain exposed to a broad spectrum of economic, political, regulatory and environmental risks affecting global maritime trade. While we actively manage fleet diversification and market adaptation, external disruptions - including military conflicts, energy transition policies and global trade shifts - could significantly impact our operational performance, revenue generation and long-term financial stability and in turn our share price.
Conducting business in Venezuela may subject us to legal, regulatory, political and other risks that could have an adverse effect on our operations and financial results.
Conducting business in Venezuela may subject us to legal, regulatory, political, currency, security, and/or [nationalization of assets and] economic risks. Venezuela is extremely well endowed with natural resources [such as petroleum, natural gas, iron ore, gold, bauxite, diamonds and other minerals,] and its economy is heavily dependent on export of natural resources to key trading partners. According to the Organization of Petroleum Exporting Countries, or OPEC, 2025 Annual Statistical Bulletin (60th edition), Venezuela had the world’s largest proven crude oil reserves in 2024. Political, economic, and geopolitical developments in Venezuela could alter crude oil supply, trade flows, and shipping routes, generating volatility in prices, port disruptions, logistics costs, and insurance costs, among other effects. Following the arrest and extradition of Venezuela's former President Nicolás Maduro in January of 2026, the Trump Administration has indicated a likely shift in U.S. sanctions policy concerning the sale and transportation of Venezuelan oil, and the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, has subsequently issued general licenses authorizing certain activities and transactions involving Venezuelan-origin oil and the sale of U.S.-origin diluents to Venezuela. Notwithstanding these recent measures, it remains unknown to what extent Venezuelan sanctions will be retained, expanded or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on us or our industry, but such measures along with continuing political uncertainty could have an adverse effect on our business, financial conditions, and results of operations.

We derive a substantial portion of our revenue from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.
We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2025, FMG International Ltd accounted for 10.22% our total revenues in our marine division. No other customer accounted for more than 5% of our revenues as of such date. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise.
In addition, a charterer may exercise its right to terminate the charter if, among other things:
–The vessel suffers a total loss or is damaged beyond repair;
–We default on our obligations under the charter, including prolonged periods of vessel off-hire;
–War, sanctions or hostilities significantly disrupt the free trade of the vessel;
–The vessel is requisitioned by any governmental authority; or
–A prolonged force majeure event occurs, such as war, piracy, terrorism, a public health event or political unrest, which prevents the chartering of the vessel, in each case in accordance with the terms and conditions of the respective charter.
In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications, such as if average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. In addition, certain service contracts (including FSO- and CSOV-related contracts) include or could include performance and availability-based remuneration and may allow for reductions, suspensions or termination in specific circumstances (including prolonged downtime, force majeure or extended maintenance). While some contracts include escalation mechanisms, these may not fully offset actual cost increases.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favourable to us as our current charters, or at all. We are exposed to changes in the spot market rates associated with the deployment of our vessels. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.
To a large extent, we depend on spot charterers and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends, if any.
As of December 31, 2025, 136 of our vessels were employed in the spot market (19 Euronav, 102 Bocimar, 2 Bochem, 13 Windcat). Of these vessels, 8 of our Very Large Crude Carrier (“VLCC”) tankers were employed in the Tankers International Pool ("TI Pool") and two of our stainless steel chemical tankers were employed in the Stolt Tankers Joint Service pool ("STJS Pool"). 48 of our vessels were employed on long-term charters (8 Euronav, 2 Bocimar, 5 Bochem, 4 Delphis, 29 Windcat). We will be exposed to prevailing charter rates in the different sectors when these vessels’ existing charters expire, and to the extent that the counterparties to our fixed-rate charter contracts fail to honour their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon vessel and commodity supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent travelling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off-hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.
Recent consolidation activity in the VLCC segment, including significant fleet acquisitions by market participants, could increase concentration in parts of the VLCC spot market and affect spot rate formation, volatility and pool dynamics.
In general, the spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realising the benefits from such increases. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends, if any, in the future.
We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests, and our activities in this respect could have a material adverse effect on our business.

We continuously evaluate potential transactions, such as business combinations, as well as the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other transactions, that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the company. The diversion of management’s attention, any delays or difficulties encountered in connection with a potential transaction, the failure to realise any or all of the anticipated benefits of the transaction or the ability to close such transaction within the time periods anticipated may have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends to our shareholders.

Potential organisational changes may impact us, potentially resulting in loss of business and the loss of key employees or declines in employee productivity. Uncertainties associated with any senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Turnover in key leadership positions within the company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.

Our business is affected by macroeconomic conditions, including inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.
Various macroeconomic factors could adversely affect our business, operational results and financial condition, including fluctuations in inflation, interest rates and global economic uncertainty. These factors, coupled with disruptions in supply chains and capital markets, create challenges across the crude oil, chemical, dry bulk, container and offshore support shipping segments in which we operate.

For instance, inflation has increased our labour costs, particularly through higher wages for seafarers, port workers and specialised crew members, and has resulted in higher interest rates and increased operating expenses across our fleet. Rising costs of ship maintenance, spare parts, fuel and insurance premiums have placed additional financial pressure on our operations. Supply chain constraints, including delays in obtaining critical vessel components, port congestion and shipyard backlogs, have further exacerbated inflationary trends. If these conditions persist, they could have a negative impact on our fleet operations, asset values and charter market dynamics.
Increased inflation and commodity price volatility—particularly in fuel, spare parts and logistics costs—have raised our operating expenses. Our company does not currently use financial derivatives to hedge against commodity price volatility and we rely on market-driven pricing for materials, energy and other operational inputs. While we attempt to include cost escalation clauses in our longer-term transportation contracts to pass fuel and operational cost increases onto customers, we cannot guarantee that all such costs will be fully recoverable. If we are unable to effectively mitigate these rising expenses through contractual pricing mechanisms or increased freight rates, our profitability and operating margins could be negatively affected.
As global trade continues to adjust to geopolitical tensions, environmental constraints, and new regulatory requirements, we anticipate continued disruptions, shifts in regional demand and fluctuations in charter rates across all segments of our fleet, including oil and chemical transport, bulk commodities, containerized cargo, offshore wind support, and harbor services.

Ongoing macroeconomic uncertainty, rising costs and geopolitical instability will continue to impact fleet operations, shipping demand and financial performance across our diversified shipping activities. While we actively seek to mitigate these risks through fleet diversification, contract optimisation and operational efficiency, external factors—including inflation, trade policy shifts and evolving security threats— remain beyond our direct control and could materially affect our business.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (ESG) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment, health and safety, diversity, labour conditions and human rights in recent years, and have placed increasing importance on the implications and social costs of their investments.
In recent years, U.S. regulators increased attention on climate and ESG disclosures, including the SEC’s creation of a Climate and ESG Task Force in 2021 and the SEC’s adoption on March 6, 2024 of final climate-related disclosure rules. However, the SEC stayed the effectiveness of those rules pending judicial review, and in February 2025 the Acting SEC Chair directed staff to seek a pause in the litigation. In March 2025, the SEC voted to end its defense of the climate disclosure rules, and the consolidated litigation has subsequently been held in abeyance. As a result, the timing, scope and content of any U.S. SEC climate-disclosure requirements remain uncertain.

Notwithstanding the foregoing, expectations and requirements relating to ESG disclosure continue to evolve globally, including through the EU’s sustainability reporting regime and other national or sub-national initiatives, which may increase reporting complexity, costs and scrutiny.

Failure to meet evolving investor, lender or stakeholder expectations regarding ESG matters, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material and adverse effects on our business and financial condition.

Shareholder proposals and engagement on environmental and climate-related matters have increased in recent years, and we may face pressure to enhance our sustainability practices, reduce emissions and strengthen ESG governance and reporting. This may require additional procedures, standards and resources, and if we do not meet applicable expectations our business and/or access to capital could be adversely affected, particularly given our exposure to crude oil transportation.

Certain investors and lenders may also exclude companies with fossil fuel-related exposure from their portfolios, which could reduce the availability of debt and equity financing and increase our cost of capital. If we are unable to access financing on acceptable terms, or at all, we may be unable to execute our strategy, which could adversely affect our financial condition, results of operations and ability to service indebtedness.

From time to time, we may set and publicly communicate ESG targets and commitments, including relating to decarbonisation. Such targets and related disclosures involve assumptions and evolving methodologies and may be subject to uncertainty and misinterpretation. If we fail to achieve our goals, or if our ESG disclosures are alleged to be inaccurate or misleading, we could face reputational harm, litigation or regulatory scrutiny and our access to capital could be adversely affected.

Finally, ESG ratings providers and other third parties may evaluate us using methodologies that differ and may change over time. Unfavorable ratings or activism directed at limiting funding for companies with fossil fuel-related exposure could increase negative investor sentiment and adversely affect our access to, and cost of, capital.

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
As of December 31, 2025 and December 31, 2024, our total indebtedness was $5,562.9 million and $2,622.3 million respectively, and we expect to incur additional indebtedness as we further expand our fleet. Borrowings under our credit facilities are secured by our vessels and certain of our and our vessel-owning subsidiaries’ bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Borrowings under our credit facilities and other debt agreements require us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future.

Amounts borrowed under the credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the shipping markets in which we operate. If we do not generate or reserve enough cash flow from operations to enable us to satisfy our short-term or medium- to long-term liquidity requirements or to otherwise satisfy our debt obligations, we may have to undertake alternative financing plans, which could dilute shareholders or negatively impact our financial results.

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

Our agreements governing our indebtedness also impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio, which means that the facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan, as a result of which a repayment in the same amount may be required. In addition, certain of our credit facilities will require us to satisfy certain financial covenants, which require us to, among other things, to maintain:

–An amount of current assets, which may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year, that, on a consolidated basis, exceeds our current liabilities;
–An aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
–An aggregate cash balance of at least $30.0 million; and
–A ratio of value adjusted stockholders’ equity to value adjusted total assets of at least 25% on or before December 31, 2025. From January 2026 until December 31, 2026, the ratio must be maintained at a minimum of 27.5%. At any time thereafter, the ratio must be maintained at a minimum of 30%.
Our Nordic bond, which matures in September 2026, still has the following covenant in place: A ratio of stockholders’ equity to total assets of at least 30%.
In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

–Effect changes in management of our vessels;
–Transfer or sell or otherwise dispose of all or a substantial portion of our assets;
–Declare and pay dividends, if any, if there is or will be, as a result of any dividend, an event of default or breach of a loan covenant; and
–Incur additional indebtedness.
A violation of any such financial covenants or operating restrictions may constitute an event of default, which, unless cured within the grace period set forth under the applicable credit facility, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities, or those of our 50%-owned joint ventures.

As a result of the CMB.TECH Enterprises acquisition in 2024 and the acquisition of Golden Ocean Group Limited, or Golden Ocean, in 2025, we have incurred and assumed substantial indebtedness and have become subject to increased operating and financial restrictions. Although the organizational integration of the combined business has substantially progressed, we continue to streamline certain processes, systems, applications and control frameworks across the group, and the larger scale and complexity of our group may require additional management attention, time and expense. These factors may limit our ability to execute our business strategy, reduce our financial flexibility and increase our exposure to refinancing, liquidity and default risks.

As of December 31, 2025, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

We monitor compliance with these covenants continually and consider the risk of default to be low based on current projections and the availability of timely mitigating actions. In the event of a covenant breach, many of our financing agreements also provide grace or remedy periods during which we may take corrective actions to restore compliance. Such corrective actions may include, but are not limited to:
–posting additional collateral;
–partial repaying outstanding debt to reduce leverage;
–infusing equity capital;
–negotiating amendments or temporary waivers with lenders; and
–implementing other measures that would positively influence the ratio.

Failure to take such actions to resolve a breach within the specified cure period or secure a waiver, however, may result in an event of default, potentially leading to debt acceleration, enforcement of security interests, or cross-defaults in other loan agreements or instruments. Consequently, we maintain a forward-looking liquidity forecast, conduct regular stress testing, and closely monitors covenant headroom. Additionally, we actively engage with key financing partners to ensure flexibility in the event of unexpected changes in circumstances.

Should we fail to identify and resolve any such covenant breach and ensuing default, there would be a substantial negative impact on our ability to borrow funds and on our liquidity and cash flows which in turn would negatively impact our financial condition and performance.

We depend on our executive officers and key employees, and the loss of their services could, in the short term, have a material adverse effect on our business, results of operations and financial condition.
We depend on the efforts, knowledge, skill, reputations and business contacts of our executive officers and other key employees. Accordingly, our success will depend on the continued service of these individuals. There can be no assurance that we will be able to attract and retain such employees on reasonable terms in the future. We may experience departures of senior executive officers and other key employees and we cannot predict the impact that any of their departures would have on our ability to achieve our financial objectives. The loss of the services of any of them could, in the short term, have a material adverse effect on our business, results of operations and financial condition.
Fluctuating fuel prices may affect our profits.
The U.S. Energy Information Administration (“EIA”) projects that global oil production will continue to exceed consumption in 2026, contributing to rising inventories and potential downward pressure on crude oil prices. In its Short-Term Energy Outlook, the EIA forecasts Brent crude oil prices to average approximately $9~~6~~ per barrel in 2026, compared with an estimated average of approximately $69 per barrel in 2025, reflecting continued supply growth from non-OPEC producers.

This anticipated supply surplus is largely driven by strong production growth from non-OPEC producers. According to the EIA, U.S. crude oil production remains near record levels and is expected to remain above 13 million barrels per day, supported primarily by continued development in the Permian Basin. The International Energy Agency (“IEA”) also notes that additional supply growth is expected from offshore projects in Canada, Brazil, and Guyana, which have expanded production capacity in recent years.

At the same time, structural changes in energy consumption patterns are expected to moderate long-term demand growth. The accelerated adoption of electric vehicles and renewable energy—particularly in China and Europe—is expected to reduce oil demand growth in the transportation sector, although this may be partially offset by rising petrochemical and industrial demand. Both the IEA and EIA have noted that these structural changes could gradually reshape the composition of global oil demand over the coming decade.

Unexpected supply disruptions, production decisions by the Organization of the Petroleum Exporting Countries, or OPEC+, and geopolitical developments continue to have a significant impact on oil prices. While forecasts from the EIA and IEA indicate that supply could exceed demand in 2026, recent geopolitical developments demonstrate the continued sensitivity of oil markets to supply risks.

Fuel remains one of the most significant operating expenses when operating vessels on the spot market under voyage charters. Additionally, regulations such as FuelEU Maritime and the European Union Emissions Trading System (“EU ETS”) impose additional cost burdens on our operations. Failure to properly align compliance strategies with charterers may negatively impact our financial performance, as these regulatory frameworks require additional administrative planning and financial resources to manage emission-related expenses.

We rely on our information systems to conduct our business and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed and our operational resilience weakened.
The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions and may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing,, loss of navigational control, collision, grounding and propulsion failure.
Beyond our vessels, we experience threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our information technology security systems, causing an IT security breach, could lead to a material disruption of our information technology and operational technology systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees, including personal data. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise. As of the date of this annual report, we have not experienced any material cybersecurity incident which would be disclosable under Belgian, European or SEC guidelines.
We rely on industry accepted security and control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows. Furthermore, as from May 25, 2018, data breaches on personal data as defined in the EU General Data Protection Regulation 2016/679, could lead to administrative fines up to EUR 20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.
Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions, namely the United States have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage. In Europe, the Network and Information Security Directive 2 (“NIS2”) introduces stricter obligations for companies in critical sectors, including transport, energy and manufacturing, requiring us to enhance cybersecurity risk management, implement stricter access controls, ensure supply chain security and report cyber incidents within 24 hours. Non-compliance with NIS2 could result in regulatory fines of up to €10 million or 2% of global turnover, operational disruptions, reputational damage and increased legal liabilities, particularly if a cyberattack compromises vessel navigation, industrial hydrogen systems or automated fuelling operations. We are actively working to align our cybersecurity framework with NIS2 requirements to mitigate these risks and maintain secure, resilient operations across our shipping and hydrogen industry activities.

For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity”

In the highly competitive international market, we may not be able to compete effectively for charters.
Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. Competition arises from other vessel owners, including major oil companies, national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies which may all have substantially greater resources than us. Competition for the transportation of crude oil and other petroleum products depends on price, location, size, age, condition, sophistication and the acceptability of the vessel operator to the charterer. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and may be able to offer more competitive prices and fleets. While ownership of the global tanker fleet remains fragmented, recent consolidation activity in certain segments, particularly the VLCC spot market, may increase concentration and could influence market dynamics and spot rate formation, which may increase volatility and affect our ability to compete effectively for charters.

We are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter in the future, various contracts, including shipbuilding contracts or long-term contracts, credit facilities, insurance agreements, voyage and time charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks.

We have implemented a comprehensive counterparty risk policy to establish structured processes for assessing, monitoring, mitigating and managing the risk of financial default, regulatory violations and reputational harm. This policy includes a credit limit system that restricts our financial exposure to any single counterparty and incorporates additional risk mitigation measures to ensure financial stability and regulatory compliance.

Counterparty limits are monitored periodically and are assessed based on a comprehensive risk assessment, considering factors such as:

–The financial strength and creditworthiness of the counterparty, including credit ratings where available.
–The counterparty’s reputation and historical compliance record.

–Legal, regulatory and compliance risks, including adherence to international sanction regimes (such as U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), United Kingdom ("U.K.") Sanctions and Anti-Money Laundering Act and the EU Sanctions List).
–The potential risk to earnings and assets arising from counterparty noncompliance with laws, regulations, prescribed practices, internal policies and ethical standards.
Notwithstanding these measures, the ability and willingness of each of our counterparties to perform its payment and other obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, the supply and demand for commodities, such as oil, iron ore, coal and grain, work stoppages or other labour disturbances, including as a result of the outbreak of pandemic diseases and various expenses. Should a counterparty fail to honour its obligations under any such contract or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends, if any, to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts.

As a result of these counterparty risks, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our borrowing facilities.

Decline of economic conditions throughout the world will impede our results of operations, financial condition and cash flows.
There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could therefore reduce the overall demand for oil and gas and consequently for our shipping services. Such changes could adversely affect our results of operations and cash flows.

We face risks attendant to changes in economic environments, changes in margins or interest rates, changes in sanctions regimes and trade restrictions imposed by governments especially as implemented in response to the invasion of Ukraine, the conflict between Israel and Hamas and the recent escalation involving Iran. We also face risk in changing government regulations, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures

Continuing concerns over inflation, volatile interest rates, energy costs, geopolitical issues, including the war between Russia and Ukraine, the recent escalation involving Iran and the conflict between Israel and Hamas, trade tensions, such as new tariffs in the United States, and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Further escalation in Iran and the Arabian Gulf could further increase global energy prices, inflationary pressures, market volatility and risk aversion, which may adversely affect charter demand, the cost of bunkers, asset values, financing conditions, interest costs and the availability and pricing of debt, trade credit and insurance.

Additionally, significant shifts in U.S. foreign policy and trade policy, particularly concerning the conflict in Ukraine and relations with other nations may contribute to uncertainty. Shifts in U.S. policy regarding the conflict in Ukraine, relations with major trading partners and approaches to international alliances may affect geopolitical stability, sanctions dynamics and trade patterns, which could in turn impact shipping demand, charter rates and our financial condition.

An economic slowdown or changes in the economic and political environment in the Asia- Pacific region could have a material adverse effect on our business, financial condition and results of operations.
We anticipate that a significant number of port calls made by our vessels, including oil tankers, bulk carriers, chemical tankers, container vessels and other specialised ships, will continue to involve loading or discharging operations in ports within the Asia-Pacific region. As a result, any negative changes in economic conditions, trade volumes or industrial activity in any Asia-Pacific country—particularly in China, given rising corporate and sovereign indebtedness, financial instability and declining real estate values—may have a material adverse effect on our business, financial condition, results of operations and future prospects.

We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Furthermore, there remains a risk of broader financial stress in China due to high levels of personal and corporate debt, trade policy uncertainties and increasing protectionist measures. In recent years, China and the United States have implemented increasingly restrictive trade policies, leading to tariff increases and ongoing trade tensions that could impact global shipping demand. In February 2026, U.S. tariff policy uncertainty increased further following a U.S. Supreme Court decision limiting the use of emergency powers to impose certain broad tariffs, alongside announcements of replacement tariff measures under alternative legal authorities. A decrease in the level of imports to and exports from China, particularly in commodities, chemicals, manufactured goods and containerized cargo, could adversely affect demand for shipping services, thereby impacting our business, operating results and financial condition.

Additionally, China’s policies to reduce reliance on foreign energy and raw materials—including its Net Zero 2060 initiative, increased domestic production and supply chain shifts—could reduce demand for bulk transport of fossil fuels, ores and other raw materials. A structural decline in China’s commodity imports and exports could materially adversely affect our fleet utilization, revenues and financial condition.

Furthermore, China may adopt measures that favour domestic shipping companies or increase costs for foreign operators (including taxes applicable to non-resident transportation enterprises), and may expand environmental levies affecting certain commodities and emissions-intensive industries. Any such measures could reduce chartering opportunities, affect freight rates and influence long-term contract renewals.

A shift in consumer demand from oil towards other energy sources may have a material effect on our business.
In 2025, cash flows generated from charters for vessels operating in the tanker sector of the shipping industry continued to represent an important part of our earnings and cash flow, although our business became more diversified following the expansion of our dry bulk and offshore activities. Adverse developments in the tanker shipping industry could still have a significant impact on our financial condition and results of operations. Adverse developments in the tanker business could therefore reduce our ability to meet our payment obligations and maintain our profitability.

The ongoing global energy transition is reshaping demand patterns in the maritime and transportation sectors. A shift from fossil fuels to alternative energy sources such as electricity, natural gas, LNG, renewable energy, hydrogen and ammonia may significantly impact traditional oil transportation markets. Additionally, the increasing adoption of electric vehicles and stricter emissions regulations may further reduce demand for oil-based transportation fuels, potentially affecting demand for oil tankers.

While projections differ, recent IEA scenarios indicate that oil demand may peak or flatten around the end of the decade under certain scenarios, while OPEC and other industry participants project oil demand will remain strong well beyond 2040. Regardless of timing, the shift toward renewable and low-carbon energy sources, driven by policy, corporate commitments and decarbonisation targets, is reshaping trade flows and could affect demand for our vessels.

At CMB.TECH, we recognise this structural shift and have positioned ourselves as an early adopter of green fuel technologies, particularly hydrogen and ammonia-based propulsion. Through R&D and investments in dual-fuel and mono-fuel hydrogen and ammonia engines and related solutions, we are adapting to the energy transition. Our diversified fleet, including bulk carriers, chemical tankers, container vessels and hydrogen-powered ships, provides flexibility to navigate evolving market conditions.

Our involvement in the development of low carbon solutions for shipping, and in particular hydrogen and ammonia powered applications, has introduced us to new risks, such as:
–The global clean energy transition may not accelerate as expected, including in the shipping industry;
–Governmental and regulatory focus on a zero-carbon future, including the timing and scope of global measures (such as the IMO’s proposed Net-Zero Framework), may be delayed, changed or not adopted as currently envisaged;
–The shipping industry may not adopt hydrogen and ammonia as a primary fuel source for ocean-going vessels or any adoption may take longer than expected;
–The obsolescence and scrapping of older vessels that are powered by traditional fuels that emit carbon and their replacement may not occur as expected or at all;
–Our hydrogen and ammonia engine and fuel technology may not be successfully applied in longer haul routes;
–Continued increases in demand for service vessels in the offshore wind industry may not occur as expected;

–Partnerships in which we cooperate with third parties may fail; and
–Intellectual property rights owned by the company may be challenged or may expire.
As the global regulatory landscape tightens and industries accelerate the transition toward net-zero emissions, the active participation in the development of sustainable maritime solutions could provide competitive advantages. However, should the transition outpace technological and infrastructure readiness, or if new fuels such as hydrogen and ammonia do not scale as expected, market uncertainties could still impact our results of operations, cash flows and financial position.
Lack of technological innovation to meet quality and efficiency requirements could reduce our charter hire income and the value of our vessels.
Our customers and other stakeholders have an increasing focus on quality, safety and compliance across the supply chain, including shipping. Maintaining these standards is critical to our operations. In addition, regulatory requirements relating to energy efficiency and carbon intensity (including the IMO’s EEXI/CII measures) and EU decarbonisation measures (including FuelEU Maritime) are increasing the importance of vessel efficiency and emissions performance in chartering decisions and asset values. Any noncompliance either suddenly or over a period of time, on one or more of our vessels[, or an increase in requirements by oil operators above and beyond what we deliver,] may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Charter hire rates, vessel values and the useful lives of vessels depend on factors such as efficiency, operational flexibility and physical condition. Efficiency includes speed, fuel economy and turnaround time in port. Flexibility includes the ability to access ports and terminals and transit canals and straits. Technological advances—including alternative-fuel propulsion and enhanced energy-efficiency solutions—may result in newer vessels that are materially more efficient or commercially attractive than parts of our fleet. If such vessels gain preference with charterers, we may face lower charter rates, reduced utilization, shorter economic lives and a decline in resale values. This could also limit our ability to contract with top-tier counterparties and increase reliance on lower-rated charterers or lower-priced employment. In addition, investments required to maintain competitiveness and comply with evolving environmental requirements could increase our costs and materially adversely affect our results of operations, cash flows, financial condition and ability to pay dividends, if any.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

As of December 31, 2025, we had forty-one vessels under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labour, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labour disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

If for any reason we default under any of our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realising potential revenues from such vessels, we could also lose all or a portion of our investment, including any installment payments made, and we could be liable for penalties and damages under such contracts as well as suffer reputational damage. If we already committed to a third party the use of the vessel upon construction completion, then we may breach such commitment and be subject to pay related damages, such as any increased costs the counterparty pays to secure an alternate vessel to use. Approved Time Charter (“TC”) contracts could also be jeopardized and cause penalties by late delivery.

In addition, in the event a shipyard does not perform under its contract, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares.
Although none of our owned or operated vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the EU, the UK, or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2025, and we endeavour to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our knowledge and consent. Our Charterers and other counterparties could also be involved in sanctioned trade without their knowledge and consent, this could have an effect on us being in the line of parties. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, suspension of our license to operate or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.

Sanctions and embargo regimes vary by jurisdiction, change frequently and may apply to entities owned or controlled by designated persons or entities. Additional countries, territories, persons and entities may become subject to sanctions in the future, requiring ongoing diligence, screening and monitoring. Sanctions enforcement has also increased with respect to the shipping sector, and current or future counterparties may be, or may become, affiliated with sanctioned persons or entities. If sanctions or embargoes require us to terminate contracts, or if we are found to be in violation of applicable restrictions, we could face fines, reputational harm and adverse effects on our results of operations.
Since February 2022, the US, EU and allied nations have imposed a series of escalating economic sanctions against Russia in response to its ongoing military actions in Ukraine. These measures have continued to expand through 2025, including with respect to Russia’s energy sector, financial institutions, maritime operations and vessels involved in sanctions evasion and “shadow fleet” activities. As of the date of this annual report, the EU has adopted 19 packages of sanctions against Russia, including the 17th package in May 2025, the 18th package in July 2025 and the 19th package in October 2025, each of which included additional restrictions relevant to Russia’s energy and maritime sectors.. In parallel, U.S. authorities have intensified maritime-related sanctions enforcement, including actions in January 2025 targeting an unprecedented number of oil-carrying vessels associated with sanctions evasion. The EU and U.S. have also prohibited specified services related to the maritime transport of Russian-origin crude oil and petroleum products, subject to price-cap compliance processes that rely on recordkeeping and attestations, which increase compliance complexity and the risk of exposure through false documentation. While much uncertainty remains, the potential that the EU, in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian oil exports may also pose further risks that could adversely affect our business. At the same time, it is unknown whether the United States, and/or the European Union and United Kingdom, will ease, retain, expand, or otherwise further modify the foregoing Russia sanctions due to the impact of the conflict in Iran on global energy markets.
Enforcement has also intensified with respect to Iran-related illicit oil trade, including recent U.S. actions targeting “shadow fleet” vessels involved in transporting Iranian petroleum, increasing the risk of inadvertent exposure through counterparties, documentation and maritime service providers. In addition, the recent armed conflict between the U.S. and Israel, and Iran has caused a de facto closure of the Strait of Hormuz and further disruption of trade routes in the Red Sea, which could have significant impacts in the Middle East region, , disrupt global oil and LNG flows and increase security and insurance costs. Indeed, as a result of the conflict in Iran and the resultant volatility in the global oil markets, on March 12, 2026, the United States Department of the Treasury’s Office of Foreign Assets Control (OFAC) issued a general license authorizing, through 12:01 a.m. eastern daylight time on April 11, 2026, the sale, delivery, or offloading of Russian Federation origin crude oil or petroleum products loaded on any vessel on or before 12:01 a.m. eastern daylight time on March 12, 2026, including vessels previously blocked by OFAC under several existing sanctions programs. Also, on March 20, 2026, OFAC issued a general license authorizing, through 12:01 a.m. eastern daylight time on April 19, 2026, the sale, delivery, or offloading of Iranian origin crude oil or petroleum products loaded on any vessel on or before 12:01 a.m. eastern daylight time on March 20, 2026, including vessels previously blocked by OFAC under several existing sanctions programs.

We believe that we were in compliance with all applicable sanctions and embargo laws and regulations in 2025 and intend to maintain such compliance. However, evolving rules, varying interpretations and reliance on third parties over whom we have limited control increase the risk of inadvertent violations or allegations of non-compliance. Any such violation (or allegation) could result in reputational damage, substantial fines, penalties or other sanctions, and could adversely affect our access to capital markets, our financing arrangements and our relationships with banks, insurers and counterparties, materially adversely affecting our business, financial condition, results of operations and cash flows.
Risks related to the technological, regulatory and market aspects in the development, testing and commercialization of hydrogen and ammonia combustion engines and applications could adversely affect our business
Our H2 Industry division is engaged in the development, testing and commercialization of mono fuel and dual fuel hydrogen and ammonia combustion engines and applications for various industries, including marine, trucking, ports, mining, rail and power generation. The division is at the forefront of hydrogen-based decarbonisation solutions, but the successful deployment and scaling of these technologies is subject to a variety of technological, regulatory, financial and market-related risks, for example:

–The commercialization of CMB.TECH’s dual fuel hydrogen technology through a licensing model, under which third-party partners manufacture, retrofit, install and service applications based on CMB.TECH’s technology, creates licensing, compliance, quality control, IP protection and reputational risks. The principal risk in this model lies in the company’s dependence on licensees to apply the technology safely, consistently and in compliance with contractual, technical and regulatory requirements.

–The regulatory framework governing hydrogen- and ammonia-powered vehicles, equipment and vessels continues to evolve and may differ across jurisdictions, creating uncertainties in certification, permitting and compliance requirements, including with respect to safety and crew training; interim IMO guidance for ammonia-fuelled ships has been issued, but further rulemaking and implementation remain ongoing.
–The success of our hydrogen and ammonia solutions depends on market acceptance, economic viability and competition with alternative decarbonisation technologies.
–The capital costs associated with research and development ("R&D"), testing and infrastructure investments create financial exposure and potential delays in achieving profitability.
–Partnerships in which we cooperate with third parties may fail.
–Geopolitical and supply chain risks
Any of the above could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The development, production and distribution of green hydrogen and ammonia bears technological, regulatory and market risks which could adversely affect our business
Our H2 Infra division is engaged in the development, integration and management of infrastructure for green hydrogen and ammonia production and distribution. This includes projects such as the hydrogen production plant in Namibia, which generates off-grid, pure green hydrogen, the ammonia production plant, which will produce green ammonia, and the ammonia terminal in Namibia, designed to supply ammonia to power deep-sea vessels. These initiatives expose the Company to technological, regulatory, operational, geopolitical and financial risks, including the following:

–Building and operating hydrogen and ammonia infrastructure presents unique technical and logistical challenges that could delay project execution, increase costs or impact operational efficiency.
–The hydrogen and ammonia industry is subject to complex, evolving regulatory frameworks that impact project approvals, safety standards and market access.
–The success of projects of the H2 Infra division depend on the growth and commercial viability of the global hydrogen and ammonia market, including the availability of long-term offtake arrangements and customers’ willingness to pay a premium for green molecules; demand development and investment decisions may be slower than expected, as illustrated by recent market reassessments in Namibia-linked green ammonia offtake plans.
–Developing large-scale hydrogen and ammonia infrastructure requires significant capital expenditures and long-term financial commitments.
–Cybersecurity compliance risks.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries suspected to have a risk of corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject to the risk that we, our service providers, or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Maritime claimants could arrest or attach our vessels, which could interrupt our cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by "arresting" or "attaching" a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows. Any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Volatility of interest rate benchmarks under our financial agreements could affect our profitability, earnings and cash flow.
In order to manage our exposure to interest rate fluctuations under the SOFR or other reference rates applicable to our debt, we have and may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Volatility in applicable interest rates among our financing agreements presents a number of risks to our business, including potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.
In addition, our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates remain elevated, increase further or prove volatile and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would increase, even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.

We depend upon third party service providers for certain management services for our fleet and any management failures could materially affect our business.
We currently outsource to third party service providers certain management services of its fleet, including certain aspects of technical, commercial and crew management. In particular, we have entered into ship management agreements that assign technical and crew management responsibilities to third-party technical managers for a significant portion of our fleet. While Anglo-Eastern Ship Management continues to manage the majority of the fleet, following the acquisition of Golden Ocean the fleet is now managed across multiple ship managers.

In such outsourcing arrangements, we have transferred direct control over technical, crew and commercial management of the relevant vessels, while maintaining significant oversight and audit rights, and must rely on third party service providers to, among other things:
–Comply with their respective contractual commitments and obligations owed to us, including with respect to safety, security, quality, proper crew management and environmental compliance of the operations of our vessels;
–Comply with requirements imposed by the U.S. government, the UN and the EU (i) restricting certain transactions and calls on ports located in countries that are subject to sanctions and embargoes and (ii) prohibiting bribery and other corrupt practices;
–Respond to changes in customer demands for our vessels;
–Obtain supplies and materials necessary for the operation and maintenance of our vessels;
–Recruit crew members with training, licenses and experience appropriate for our vessels; and
–Mitigate the impact of labour shortages and/or disruptions relating to crews on our vessels.
Any failure by our third-party service providers to perform to required standards or comply with applicable laws, or any reputational issues affecting them, could expose us to liability, operational disruption and reputational harm, materially adversely affecting our business.

The third-party managers have the right to terminate their agreements. If a third-party manager exercises that right, we will be required either to enter into substitute agreements with other third parties or to assume those management duties. We may not succeed in negotiating and entering into such agreements, and even if it does, the terms and conditions may be less favourable. If we are required to dedicate internal resources to managing its fleet (including hiring additional qualified personnel or diverting existing resources), this could increase costs and reduce efficiency and profitability. Any such changes could result in a temporary loss of customer approvals, disrupt our business and have a material adverse effect on our business, results of operations and financial condition.

Attracting and retaining motivated, well-qualified seagoing personnel is a top priority. In addition to our shore-based personnel, we employ officers and crew members on our owned fleet. In crewing our vessels, we employ certain employees with specialised training who can perform physically demanding work. If our crew are unable to adequately perform, it may negatively impact our business, financial condition or results of operations. This could harm our reputation as a safe and reliable vessel owner and operator.
Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders, which may create a conflict of interest.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders. Compagnie Maritime Belge NV, or CMB, our largest shareholder, beneficially owns the 178.726.458 of our ordinary shares, representing 56,56% of our outstanding shares, as of April 1, 2026. As long as one of our key shareholders beneficially owns a significant percentage of the outstanding ordinary shares, it is able to exercise significant influence over CMB.TECH and will be able to control the outcome of shareholder votes, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. CMB may not necessarily act in accordance with the best interests of other shareholders. The interests of a key shareholder may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, key shareholders may vote in a manner adverse to some other holders of our securities.

In addition, certain members of our Supervisory Board, including Mr. Patrick De Brabandere, and certain members of our Management Board, including Mr. Alexander Saverys, Mr. Michael Saverys, Mr. Ludovic Saverys, Mr. Benoit Timmermans and Mr. Maxime Van Eecke, also serve on the boards of CMB. There may be real or apparent conflicts of interest with respect to matters affecting CMB whose interests in some circumstances may be adverse to our interests.

To the extent that we do business with or compete with CMB or participate in ventures in which CMB may participate, these members of our Supervisory Board and Management Board may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favourable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third parties.

Risks Related to Legal and Regulatory Matters

We are subject to complex laws and regulations, including environmental laws and regulations that can increase our cost and liability exposure and adversely affect our business, results of operations and financial condition.
We operate worldwide including, where appropriate, through agents or other intermediaries. Compliance with complex laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation and, where applicable, the EU-U.S. Data Privacy Framework), labour relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. federal laws such as the FCPA and other U.S. federal laws and regulations established by the OFAC or other agencies, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.

Given the high level of complexity of these laws, there is a risk that we, our agents or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations could also result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

Our operations are also subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws can also affect the resale value or useful lives of our vessels, can require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental laws can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We are subject to sustainability reporting standards which impose substantial costs on our operations.
The Corporate Sustainability Reporting Directive ("CSRD") and other such sustainability reporting standards entail reporting risks and opportunities arising from social and environmental issues. The rules became applicable in the financial year 2024, for reports to be published in 2025. However, on 26 February 2025, the Commission introduced an Omnibus package to streamline reporting while maintaining transparency, proposing changes to the scope and timing of the CSRD, EU Taxonomy, and CSDDD. We are defined as listed SME for both CSRD (<1000 employees) and EU Taxonomy (<1000 employees). SMEs with securities listed on EU regulated markets, have no reporting requirements under CSRD and EU Taxonomy. Hence, we will only report Sustainability and Taxonomy-related information on a voluntary and case-by-case basis. In December 2025, the European Parliament approved the provisional agreement.

The EU ETS makes polluters pay for their greenhouse gas emissions, helps bring emissions down and generates revenues to finance the EU’s green transition. It operates in all EU countries, Iceland, Liechtenstein and Norway, and, as of 2024, regulates the shipping industry. Under the EU ETS, shipowners will need to register, open accounts and report their emissions within the methodology required by the system. Charterparties need to include new ETS-related clauses and divide responsibilities between Owners and Charterers in order to comply with the regulations. This will generate additional operational, legal and administration work. Non-compliance with the rules could lead to sanctions, whether due to unfamiliarity with the new regulations , making errors in the submission data , or poor agreements between Owners and Charterers, etc. This could have a material adverse effect on our business. We have therefore prepared terms and conditions for insertion into our trading contracts such as but not limited to time, voyage and bareboat charters, ship management agreements and other trading documents, aiming at protecting our best interests by limiting compliance and administration costs as well as other financial burdens. In view of the administration of our EU ETS rights and obligations, we have opened Maritime Operator Holding Accounts ("MOHA accounts") so as to enable us to buy, trade and surrender emission allowances online.
In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements is costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of MARPOL, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the BWM Convention of the IMO, which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulphur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.
We are subject to international safety regulations and if we fail to comply with these regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is regulated by international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the countries of their registration. As such, we are subject to the requirements set forth in the IMO’s International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, the International Ship & Port Facility Security Code (“ ISPS Code”), promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, (SOLAS Convention”), as well as to other conventions, mainly MARPOL, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or (“STCW”), etc. Failure to comply with these requirements may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports. The U.S. Coast Guard (“USCG”) and EU and relevant port State control authorities enforce compliance with the ISM and ISPS Codes and prohibit non-compliant vessels from trading in U.S. and E.U. ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Because these conventions, laws and regulations are frequently revised, we cannot predict the ultimate cost of compliance or their impact on our operations, vessel resale values or useful lives. New or amended requirements may be adopted that could limit our ability to do business or increase our costs and materially adversely affect our operations. We are also required to obtain and maintain various permits, licenses, certificates and financial assurances in connection with our operations.
Developments in safety and environmental requirements relating to the recycling of vessels may result in unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, (“the Hong Kong Convention”), aims to ensure ships are being recycled once they reach the end of their operational lives, and do not pose any unnecessary risks to the environment, human health and safety. Upon the Hong Kong Convention's entry into force on 26 June 2025, each ship that gets recycled will have to carry an Inventory of Hazardous Materials. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.
In 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation which retains key requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may only be recycled in facilities included on the European List of ship recycling facilities, which is reviewed and updated periodically. The limited number and capacity of approved facilities capable of recycling large vessels, compared to major recycling markets outside the European List, may result in longer wait times and downward pressure on the purchase prices offered for EU-flagged vessels, which could reduce the residual values we realise upon disposal of vessels.
These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
Regulations relating to ballast water discharge result in increased costs.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.

The regulatory landscape in the United States concerning vessel discharges is currently evolving. While the 2013 Vessel General Permit (“VGP”) program and the U.S. National Invasive Species Act (“NISA”) remain in effect, the Vessel Incidental Discharge Act (“VIDA”) introduces a new regulatory framework. On September 20, 2024, the U.S. Environmental Protection Agency (“EPA”) finalized the Vessel Incidental Discharge National Standards of Performance, establishing national standards for approximately 30 types of incidental discharges, including ballast water, similar to those previously covered under the VGP. Following this, the U.S. Coast Guard (“USCG”) is now responsible for developing the corresponding implementation, compliance, and enforcement regulations, which are expected by September 2026. Until the USCG finalizes these regulations, vessels must continue to comply with the existing EPA 2013 VGP and applicable USCG ballast water requirements. However, the future implementation of the VIDA framework may necessitate the installation of new equipment or modifications to existing systems to meet updated discharge standards. These developments could result in substantial additional costs, which may adversely affect our operational flexibility and profitability.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries, the EC and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy.

Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to owning, operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities could also be adversely affected. by compliance with such changes.

Additionally, increased regulation of greenhouse gas emissions may incentivize use of alternative energy sources. Unless and until such regulations are implemented and their effects are known, we cannot reasonably or reliably estimate their impact on our financial condition, results of operations and ability to compete. However, any long-term material adverse effect on our industry may adversely affect our financial condition, results of operations and cash flows.

We are subject to litigation risks in connection with our takeover of and merger with Golden Ocean Group, which could result in cash payments to former Golden Ocean shareholders and increased costs.

Following the merger of Golden Ocean with and into CMB.TECH Bermuda, certain former Golden Ocean shareholders who dissented from the merger commenced proceedings before the Court in Bermuda. These shareholders seek, among other things, cash consideration for their former Golden Ocean shares or, alternatively, a court appraisal of the fair value of their shares under Bermudan law. Although management believes that the Company’s position is more likely than not to prevail, litigation is inherently uncertain. An adverse outcome could require us to make cash payments to the dissenting shareholders and incur significant legal and other costs, which could adversely affect our financial condition.

Risk Factors Relating to Tax Matters

United States tax authorities could treat us as a “Passive Foreign Investment Company” ("PFIC"), which could have adverse United States federal income tax consequences to United States shareholders.
A foreign corporation will be treated as a PFIC for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, the income from our time and voyage chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of "passive income."
There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service “IRS”, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.
If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended (“Code”), (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their ordinary shares, as if the excess distribution or gain had been recognised ratably over the shareholder's holding period of the ordinary shares.

We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, which would reduce our net earnings.
Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax imposed by Section 887 of the Code on a gross basis without allowance for deductions, unless that corporation qualifies for exemption from taxation under Section 883 of the Code and the regulations promulgated thereunder by the United States Department of the Treasury or an applicable U.S. income tax treaty. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

We and our subsidiaries continue to take the position that we qualify for, either this statutory tax exemption, or exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares (5% shareholders) owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.
If we or our subsidiaries were not entitled to exemption under Section 883 of the Code or exemption under an income tax treaty for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.
We may also be subject to tax in other jurisdictions, which could reduce our earnings.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to any dividends or other distributions made by us.
Any dividends or similar distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders that qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of 23 July 1990, or the Parent-Subsidiary Directive or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, (“U.S.-Belgium Treaty”). The U.S.-Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Treaty. The 5% withholding tax applies in cases where the U.S. shareholder is a company which holds at least 10% of our ordinary shares. A 0% Belgian withholding tax applies when the shareholder is a company that has held at least 10% of our ordinary shares for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Treaty.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
Shortly after its incorporation in 2003, we applied for treatment under the Belgian tonnage tax regime. It was declared eligible for this regime by the Federal Finance Department on October 23, 2003, for a ten-year period. In line with the tonnage tax regulations, which are part of the normal corporate tax regime in Belgium, profits from the operation of seagoing vessels are determined on a lump sum basis based on the net registered tonnage of the particular vessels. After this first ten-year period had elapsed, the tonnage tax regime has been automatically renewed for another ten-year period. The application for prolongation of this Tonnage Tax Regime as from 2024 was timely filed before the end of 2023 and was approved in 2024 by the Belgian Ruling Commission. The Belgian Ruling Commission formally confirmed that the Tonnage Tax Regime applies for a ten-year period as from January 1, 2024 and thereafter will be automatically renewed for another ten-year period. This tonnage tax replaces all factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in Belgium.

Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.
We operate vessels under multiple flags and are subject to tonnage tax and other shipping-related tax regimes in various jurisdictions.

There is, however, no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed such as, but not limited to, a global minimum tax, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent such changes would be implemented on the EU level only, the global level playing field may be distorted and put the Company in a weaker competitive position compared to its non-EU peer companies.

Changes in trade and fiscal policy may adversely impact our business and future operations.
In April 2025, the Trump Administration and the Office of the U.S. Trade Representative, or the USTR, implemented significant trade actions, including (i) a fee to be paid by a vessel’s operator for any vessel owned or operated by a Chinese entity arriving to a U.S. port, to be paid up to five times per calendar year per vessel, which fee is calculated at a rate of $50 per net ton for the arriving vessel and increases over time, plateauing at $140 per net ton by April 2028; and (ii) a fee charged to operators of Chinese-built vessels (subject to certain targeted coverage exclusions), which fees are calculated at the higher of either $18 per net ton for the arriving Chinese-built vessel or $120 for each container discharged, again increasing over time to $33 per net ton, or $250 per container discharged, by April 2028; and (iii) a fee charged to operators of non-U.S. built vehicle carriers arriving to a U.S. port, to be paid up to five times per calendar year per vessel, which fee is calculated in the amount of $46 per net ton for the arriving vehicle carrier. These fees became effective for vessels arriving at U.S. ports of entry on October 14, 2025.
On October 10, 2025, in response to the USTR action, China’s Ministry of Transport (the “Ministry”) announced retaliatory special port service fees applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. Although the Ministry later published formal implementing measures, key uncertainties remain that may affect how we plan and comply. These fees also became effective on October 14, 2025.
On October 30, 2025, following certain trade negotiations held between China and the United States in South Korea, China’s Ministry of Commerce released a statement indicating that the United States will suspend implementation of certain of these trade actions and that, after the U.S. suspends implementation, China will also suspend implementation of countermeasures for a period of one year. Uncertainties remain concerning the scope and timing of any suspension of fees by either the U.S. or China. As there remains uncertainty about whether the port fees measures will be implemented in the future and about how they will be interpreted and enforced, we currently are unable to determine with certainty the impact these additional fees will have on us, our business and operations, or our industry.
Changes in tax regulations from other countries we are involved with due to our global trade may affect our business and future operations.
Foreign countries may impose new tax laws which can impact the shipping industry. It is also possible that already existing foreign tax law is not known by us and can have a material effect on our financial position. We can not be sure that we are always aware of all tax law in each country our vessels trade to or all countries we are involved with due to our global trade.
The lack of this information may lead to heavy tax claims from foreign countries directed to us as a shipowner. This could affect us financially for the past, current and future trade of our vessels.
The Nigerian Federal Inland Revenue Service (FIRS) has commenced a tax compliance exercise for the period of 2010-2019 towards non-resident companies trading in Nigeria. The Federal Government of Nigeria granted a 3-month window from June 19, 2023 for international shipping companies operating in Nigeria to regularise their tax status in Nigeria and another window from September 19, 2023, to December 31, 2023, for affected companies to pay all their outstanding taxes to the Federal Government of Nigeria. An extension was provided till March 2024 with a degree on the waiver for penalties and interests claimed. Despite the Double Tax Treaty between Belgium and Nigeria, the Nigerian government has shown to be difficult in cooperating on the subject. If the legal tax issues are not handled with proper care, this could result in an adverse effect on our financial situation, our trade and operations going forward.

Other foreign tax regulations which are not or not well known by us can affect our business in an adverse way even for events taking place in the past. This could be for taxes due because of our global trade, the flag of our vessels, the places where our offices are located, places where our vessels are moored or because of some underlying contracts we might have (e.g. Charterparty, insurance, etc.). The impact of these tax laws could have an adverse effect on our legal and financial position and influence our trade and operations going forward.
Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today's tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development's (“OECD”) two-pillar base erosion and profit shifting project. In 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalisation of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

Risks Related to Investment in our Ordinary Shares

The price of our ordinary shares has fluctuated in the past, has been volatile and may be volatile in the future, future sales of our ordinary shares could cause the market price of our ordinary shares to decline, and as a result, investors in our ordinary shares could incur substantial losses.

The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic, regulatory and ESG trends, general market conditions, rumors and fabricated news and other factors, many of which are beyond our control. The price of our ordinary shares has ranged between $7.86 and $11.85 during 2025. Our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our ordinary shares. There can be no guarantee that our stock price will remain at current prices. The market price of our common stock could decline due to sales of our shares in the market or the perception that such sales could occur. This could depress the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate, or at all.

The market price for our ordinary shares may be influenced by many factors, including the following:

–Investor reaction to the execution of our business strategy, including mergers and acquisitions;
–Shareholder activism;
–Our continued compliance with the listing standards of NYSE and/or Euronext Brussels and/or Euronext Oslo;
–Regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry, including those related to climate change;
–Variations in our financial results or those of companies that are perceived to be similar to us;
–Our ability or inability to raise additional capital and the terms on which we raise it;
–Declines in the market prices of stocks generally;
–Trading volume of our ordinary shares;
–Shorting activity in relation to our share;
–Actual or threatened lawsuits, claims or other legal proceedings involving our company;
–Sales of our ordinary shares by us or our stockholders;
–General economic, industry and market conditions; and

–Other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.
These broad market and industry factors may cause the market price of our ordinary shares to drop, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our ordinary shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our ordinary shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.
In addition, securities of certain companies have recently experienced significant and extreme volatility in stock price due to short sellers of ordinary shares, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the Company. Many investors who have purchased shares in those companies at an inflated rate risk losing a significant portion of their original investment, as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that our shares will not be in the future, and if so it could cause you to lose a significant portion or all of your investment.
We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell our common shares at all.

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
Based on the authorization granted by the Special General Meeting on May 22, 2025, we may repurchase up to 60 million of our own shares over a period of five years if we believe there is a significant gap between the market price of the shares and the Company’s intrinsic value.
As of April 9, 2025, we owned 25,807,878 of our own shares (8.17% of the total issued shares). We may continue to buy back our shares opportunistically under the conditions laid down by law and subject to a valid authorisation. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.
The Supervisory Board’s determination to authorize the repurchase of ordinary shares will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Supervisory Board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to do so at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders. The Supervisory Board may suspend or discontinue this authorisation at any time.
The Supervisory Board decided to amend the dividend policy to a full discretionary dividend policy. We therefore cannot assure you that we will declare or pay any dividends. The shipping industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.
The Supervisory Board amended our dividend policy to a full discretionary dividend policy at the end of 2023.

Consequently, our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends or other distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends”, "intermediary dividends" or “repayment of capital”).
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
We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organised may impose restrictions on the payment or source of dividends under certain circumstances.

Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.

As of December 31, 2025, our issued (and fully paid up) share capital was $343,439,903.39 which was represented by 315,977,647 shares. As of December 31, 2025, we had:

–290,169,769 ordinary shares outstanding, and
–25,807,878 treasury shares.
Our Shareholders’ Special General Meeting in 2025 authorized our Supervisory Board to acquire a maximum of 60 million shares during a period of five years, at a price per share not exceeding the maximum price allowed under applicable law and not to be less than €0.01.

On March 21, 2024, the Supervisory Board had authorized the Management Board to repurchase up to 10 million shares at a maximum purchase price per share of $17.86 (dividend or other distribution paid should be deducted from this amount as of the ex-dividend date) with a term from March 21, 2024 to June 28, 2024. Shares that we repurchase can be cancelled or can be held as treasury shares, at the option of the Company.

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

Additionally, by decision of our shareholders’ meeting held on May 22, 2025, our Supervisory Board is authorized to increase our share capital in one or several times by a total maximum amount of $239,147,500 (with possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by our Supervisory Board.

Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any such future equity offering.

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

For example, there are no statutory dissenters’ rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on our behalf, are more limited than in the United States.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts.
Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts will prevail only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:

–The effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;
–The judgment did not violate the rights of the defendant;
–The judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;
–The judgment is not subject to further recourse under U.S. law;
–The judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;
–A claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
–The Belgian courts did not have exclusive jurisdiction to rule on the matter;
–The U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and
–The judgment submitted to the Belgian court is authentic.
Any shareholder acquiring 30% or more of our issued ordinary shares is required to make a mandatory unconditional public takeover bid.
According to the Belgian law, any shareholder who acquires 30% or more of our issued shares is required to make a mandatory unconditional public takeover bid in the remaining shares in CMB.TECH that it and its affiliates do not already own. The purpose in making the offer for the remaining shares in CMB.TECH is to comply with its obligations under Article 5 of the Takeover Law and Article 50 of the Takeover Decree. Any shareholder who comes into possession, other than following a voluntary takeover bid, directly or indirectly, of more than 30% of our capital or voting rights, shall launch a takeover bid on all the shares and securities granting access to the shares or voting rights, and on terms that comply with applicable U.S. securities laws, and SEC and NYSE rules and regulations.

ITEM 4.    INFORMATION ON THE COMPANY

A.          History and Development of the Company
We were incorporated under the laws of Belgium on June 26, 2003 for an indefinite term. As described below, before October 1, 2024, we operated under the name Euronav NV, and effective October 1, 2024, our name was changed to CMB.TECH NV. We are a public limited liability company (naamloze vennootschap/société anonyme). Our registered office is located at De Gerlachekaai 20, 2000 Antwerp, Belgium and our telephone number is +32 3 247 44 11.
Until September 2024, we conducted our business under the name Euronav NV. As of October 1, 2024, we changed our name from Euronav NV to CMB.TECH NV. This name change was the result of multiple transactions, including (i) a vessel sale between us, CMB NV, our controlling shareholder, or CMB, Frontline plc, or Frontline, and Famatown Finance, a former major shareholder, and (ii) the acquisition of CMB.TECH Enterprises (f/k/a CMB.TECH NV) from CMB, which resulted in the diversification of our fleet to include crude oil tankers, chemical tankers, dry bulk vessels, container ships, offshore wind vessels and port vessels. Prior to these transactions, we owned and operated a fleet of only crude oil tanker vessels. Effective as of July 15, 2024, our ticker symbol on the NYSE and Euronext Brussels changed from "EURN" to "CMBT".
On March 4, 2025, we announced that it entered into a share purchase agreement with Hemen Holding Limited, or Hemen, for the acquisition of 81,363,730 shares in Golden Ocean, representing approximately 40.8% of Golden Ocean's issued and outstanding voting shares at a price of $14.49 per share. The Share Purchase did not trigger a mandatory takeover bid or similar offer in Bermuda, Norway, the United States, or any other jurisdiction. The Share Purchase was consummated on March 12, 2025.

On May 28, 2025, we entered into an agreement and plan of merger, or the Merger Agreement, with Golden Ocean and CMB.TECH Bermuda Ltd, or CMBT Bermuda, one of our wholly-owned subsidiaries, pursuant to which Golden Ocean would merge with and into CMBT Bermuda, with CMBT Bermuda as the surviving entity, or the Merger. As a result of the Merger, each Golden Ocean common share (excluding those shares held by us, CMBT Bermuda or Golden Ocean) would be ultimately converted into 0.95 ordinary shares. Golden Ocean's common shares traded on the Nasdaq, Global Select Market and Euronext Oslo Børs, and pursuant to the Merger Agreement we agreed to pursue a listing of our ordinary shares on the Euronext Oslo Børs to enable Golden Ocean shareholders who held shares trading on the Nasdaq, Global Select Market to receive ordinary shares trading on the NYSE, and Golden Ocean shareholders who held shares trading on the Euronext Oslo Børs to receive ordinary shares trading on Euronext Oslo Børs.

Following the satisfaction of the covenants and conditions of the Merger Agreement, including approval from the Golden Ocean shareholders, the Merger closed on August 20, 2025, and as a result we issued an aggregate of 95,952,934 ordinary shares to former Golden Ocean shareholders. As a result of the Merger, we acquired Golden Ocean's fleet of [89] dry bulk vessels. On the same day, our ordinary shares began trading on Euronext Oslo Børs. For more information regarding the Merger, please see our registration statement on Form F-4 and current report on Form 6-K filed with the SEC on July 1; 2025 and August 20, 2025 respectively.

We are headquartered in Antwerp, Belgium and maintain offices across Europe and Asia. We are listed on Euronext Brussels and the NYSE under the symbol "CMBT" and on the Euronext Oslo Børs under the symbol "CMBTO".

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be accessed at http://www.sec.gov. Our website address is https://cmb.tech. The information contained on these websites does not form a part of this annual report.

For information about the development of our fleet, please see "Item 5. Operating and Financial Review and Prospects-Fleet Development."

B.          Business Overview
General
CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with about 250 seagoing vessels (including newbuildings): dry bulk carriers, crude oil tankers, chemical tankers, container transport and offshore energy vessels. The group develops low-carbon solutions across all our divisions and also offers hydrogen and ammonia fuel to customers, through its own production or third-party producers.

CMB.TECH also works on developing hydrogen-powered industrial applications like trucks, locomotives and straddle carriers.

CMB.TECH can offer hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. CMB.TECH also develops hydrogen and ammonia storage to complete the value chain and deliver the clean fuels to its customers

CMB.TECH also collaborates with various partners to design and develop low carbon combustion technology for ships and large land-based applications.

CMB.TECH is listed on Euronext Brussels, the NYSE and Euronext Oslo and the Company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, the US and Africa.

The strategy is centered around diversification and decarbonisation of the fleet: "Decarbonise Today, Navigate Tomorrow."

1. Diversification of the fleet. The group focuses on owning and operating a diversified fleet. CMB.TECH represents a diversified and future-proof maritime group with about 250 seagoing vessels (including newbuildings): dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore wind vessels and port vessels.

2. Decarbonization of the fleet. Dedicate significant amounts of capital to the development of low-carbon ships, engines, fuel supply systems and the production of low-carbon fuels. We want to offer our customers the best ships to lower their greenhouse gas emissions. We also want to optimize and modernize our existing fleet by divesting less efficient/older vessels and reinvesting the proceeds in future-proof newbuildings/modern second-hand vessels or technical upgrades (e.g. energy saving devices).

I.Marine Division
Shipping is our core business and features a modern and future-proof fleet with a clear focus on using low-carbon fuels to lower carbon emissions. We operate 5 shipping divisions: Bocimar owns and operates dry bulk vessels and transports iron ore, bauxite coal, grain and other dry bulk cargoes. Euronav is engaged in maritime transport of crude oil and crude oil storage. Bochem is an owner and operator of high quality and modern stainless steel chemical tankers. Delphis specialises in medium-sized container ships. Windcat is a leading provider of safe and efficient crew transfer services to the offshore energy industry.
Euronav: tanker markets [1]

Euronav fleet on the water

During 2025, CMB.TECH took delivery of one super-eco VLCC tanker (Atrebates) – whilst selling 5 tankers throughout the year. Consistent with our strategy of recycling older tonnage into a more future-proof fleet.

In January 2026, the fleet on the water comprises 10 VLCCs, 17 Suezmaxes and 2 FSOs. In addition, 4 super-eco dual fuel ammonia-ready VLCCs are on order with deliveries in 2026/2027 (CSSC Qingdao Beihai Shipbuilding) as well as two super-eco Suezmax with deliveries in Q2 2026 (Daehan Shipbuilding).

Over the year in 2025, the order book for both VLCC and Suezmax tankers increased. At the end of 2025, the Order Book to Fleet Ratio for VLCCs stood at 16.76% and for Suezmax at 21.31%. VLCC and Suezmax orders totalled 129 vessels and 29.3m dwt in 2025, accounting for nearly 80% of total tanker tonnage ordered, highlighting the strong concentration of investment at the large-vessel end of the tanker market. The average age of the global fleet increased to 25-year all-time highs of 13.29 years for VLCCs and 12.91 years for Suezmax vessels.

Tanker Sales & Purchase (S&P) generally slowed down in 2025 compared to 2024. The general trend of the year was a decline in prices over the first half of 2025, as political uncertainty, and particularly US President Trump’s tariff war, discouraged owners from making decisions. As tariffs stabilised and freight rates improved, and as it became clear that net zero targets would not impede investment returns, the second half of the year saw a recovery in second-hand vessel prices. Broadly, the year saw older crude tonnage favoured. Accordingly, the price of a 15-year old VLCC increased by 14.8% compared to the end of last year. A 15-year old Suezmax has seen a price increase of 12.5%. Demolition made a slight recovery (VLCC: 2, Suezmax: 4) – albeit far below historic levels.

Market dynamics

Both 2025 VLCC and 2025 Suezmax spot freight rates have surged to the highest levels in years. These levels are well above long-term averages – for context, average tanker earnings over 2025 were almost double the 10-year trend. The 10-

year averages for VLCC and Suezmax earnings stood at USD 34,364/ day and USD 33,028/day, respectively, providing a benchmark for the enduring strength in these segments.
Several factors underpinned this freight boom. First, 2025 crude export volumes had increased. In late 2025 OPEC+ began raising output, while producers like the United States, Brazil and West Africa also boosted exports, adding more cargoes to the market. Although this increased oil supply coincided with relatively tepid demand, robust stock building and associated buying in China underpinned demand for Middle Eastern barrels, keeping a floor under both crude tanker demand and oil prices. Second, voyage distances have lengthened, effectively increasing demand for ship capacity. Third, fleet supply has been very constrained over the last years (Suezmax +6 vessels in 2024, Suezmax +7 vessels in 2025). The result is a classic tight shipping market: too many barrels chasing too few ships, pushing up charter rates dramatically.

The US and UK sanctions – imposed in Q4 2025 – on Russian crude oil exports have created a surge in VLCC spot rates, which were up around 80% in December versus the beginning of the year. Implying that, the biggest risk to rates could be a rollback of sanctions on Russia following increased optimism that a peace deal with Ukraine can be reached.

Seaborne transportation of crude oil surged in 2025, reaching 140 million barrels. Iran, Russia and Venezuela sanctions have increased seaborne shipping inefficiency and the need to store crude waiting to be exported from those regions as traditional buyers sought alternatives (mainly India and China).

Overall, VLCC fleet utilisation raised to ~89.5% in 2025, which, combined with elevated crude flows and tight effective supply, underpinned elevated spot earnings well above long-run averages through 2025.
[1] Clarksons SIN, BRS, Vortexa, Bloomberg, Allied

Bocimar: Dry Bulk markets [1]

Bocimar fleet on the water

In 2025, the completion of the Golden Ocean transaction significantly expanded Bocimar’s fleet, adding 59 Newcastlemax/Capesize vessels and 32 Panamax/Kamsarmax vessels to the division. In addition, during 2025, CMB.TECH took delivery of eight 210,000 DWT super-eco ammonia-ready Newcastlemax vessels (Mineral Portugal, Mineral Osterreich, Mineral Suomi, Mineral Sverige, Mineral Polska, Mineral Cesko, Mineral Slovensko and Mineral Slovenija).

In January 2026, the fleet on the water comprises 105 dry-bulk vessels (36 Newcastlemax, 39 Capesize, 26 Kamsarmax, 4 Panamax). In addition, 10 super-eco dual fuel Newcastlemax vessels, all of which ammonia-fitted, are on order with delivery 2026/27 (CSSC Qingdao Beihai Shipbuilding) and two 5,000 dwt coasters with deliveries in Q3/Q4 2026 (Dung Quat Shipyard).

Over the year 2025, the order book for Newcastlemax and Capesize vessels slightly increased – yet – remains the most favourable of all shipping segments. At the end of 2025, the Order Book to Fleet Ratio for Newcastlemax and Capesize vessels stood at 10.13%. In addition, Capesize orders declined by 17% in terms of vessel count y-o-y. The average age increased to 30-year all-time highs of 11.99 years. For Kamsar/Panamax vessels, the Order Book to Fleet Ratio stood at 14.60%( and the average age increased to 30-year highs of 12.53 years.

In 2025, a sustained period of earnings above cash break-even levels was a key driver of vessel values. This supported firmer demand for mid-life tonnage, particularly Capesize vessels aged 10–15 years. Compared with the start of the year, dry bulk asset prices rose markedly, with second-hand values increasing by approximately 6% for five-year-old vessels and 17% for both ten- and fifteen-year-old vessels over the course of the year.

Scrapping activity has been underwhelming since 2018 with 2025 marking an eighth straight year of lower-than-average activity (2025: 86 demolitions, 20-year average of 202 demolitions). The delay of IMO’s NZF framework is a temporary boost for owners of older conventionally fuelled tonnage, whose trading life can now potentially be temporarily extended. This keeps veteran units in the active fleet and retains more surplus capacity than originally envisioned by more bullish proponents of decarbonisation rules.

Market dynamics

In direct contrast to last year, dry bulk finished the year of 2025 very strongly: Capesize spot rates surpassed the USD40,000/day mark, as part of a longer term momentum that began in July following a slow first half of 2025. While the steel markets have been soft, with global output down 2.1% in 2025, including China down 10.9% (half of worldwide production), iron ore trade has grown, in part due to declines in China's mining output. Cape spot rates came into January 2026 averaging USD21,236/day for 2025, down from the full-year 2024 average of USD25,082/day.

Capesizes seem primed to follow the same path as VLCC tankers, that being the larger vessel classes outperforming the smaller segments in periods of strong fundamentals. This theme has been generally absent for the past five years and is now gradually returning.

A key shift over the past three years has been the introduction of a third key loading point for Capesize vessels in West Africa, following decades of just Australia and Brazil. Cape loadings across all markets were up 3% in 2025, driven by long-haul iron ore exports from Brazil (+9%) and long-haul bauxite exports from West Africa (+18%). Meanwhile, Australia iron ore loadings were flat year-over-year. Reconfirming that iron ore and bauxite shipments remained the key drivers of global Capesize demand in 2025. Overall utilisation increased from 90.0% in 2024 to 91.3% in 2025.

Seaborne coal trade continued to have a major bearing on Kamsarmax/Panamax tonnage demand in 2025. Seaborne agribulk trade marked a modest 1% increase y/y 2025. Overall utilisation reduced from 93.3% in 2024 to 91.6% in 2025.
[1] Clarksons SIN, Jefferies, BRS, S&P Global, Morgan Stanley, Allied
Delphis: Container Vessels [1]

Delphis fleet on the water

The Delphis fleet includes the following container vessels: (i) four container vessels of 6,000 twenty-foot equivalent units (TEU) which are ready to be fitted with ammonia engines (no 2025 deliveries) and (ii) one container vessel of 1,400 TEU that is a newbuilding under construction (currently expected to be delivered in Q4 2026 at Qingdao Yangfan Shipbuilding) fitted with a dual fuel ammonia engine.

Delphis’ newbuilding program, conducted under favourable long-term charter contracts with CMA-CGM (6,000 TEU – 10 year TC) and Yara/NCL (1,400 TEU – 15 year TC), underscores the Company’s commitment to modernisation and sustainability. The 1,400 TEU will be the world’s first dual fuel ammonia container vessel, reflecting Delphis’ dedication to future proofing the fleet amidst evolving regulatory landscapes.

Over the year 2025, the container vessel supply stood at 33.0 million TEU (6.9% growth). The overall container order book to fleet ratio increased to 33.87% – yet – the 6,000-8,000 TEU segment OB/F stood only at 9.97%. Vessel order count raised from 372 units in 2024 to 504 units in 2025, while total DWT slipped from 48.6m to 44.2m DWT. The outcome is a lower average vessel size, with investment spread across a wider number of ships rather than concentrated in maximum-scale tonnage. The container vessel overall average age stood at 14.16 years – and 14.44 years for the 6,000-7,999 TEU category.

Container asset values have been easing since reaching their highs in mid-2024, though a tight shipyard market is keeping newbuilding prices very high.
Market dynamics

2025 has been a firm year overall for global container trade, with full year growth at a strong 4.0% year-over-year. Though US-bound volumes had come under notable pressure, Asian (particularly Chinese) exports to both Europe and a range of developing economies have been strong, while Intra-Asia trade has also seen firm growth in 2025. Despite this, sector fundamentals have been softer overall in 2025.

Vessel supply continued to expand significantly in 2025, raising the specter of overcapacity. Globally, 2.1 million TEU of new container ship capacity was delivered during the year – one of the largest annual influxes ever. The world fleet grew roughly 10.1% in TEU terms (after already strong growths in 2023 with 8.3% and 2024 with 10.1%).

A significant portion of the global liner network was still running inefficiently due to geopolitics. Carriers were routing ships via the Cape of Good Hope instead of the Suez Canal for most of 2025, adding 1–2 extra weeks per voyage on Asia–Europe and Asia–US East Coast strings. This inefficiency acts as a “natural sponge” for capacity – fleets require more ships to maintain schedules when each round trip takes longer. Continued Cape rerouting helped mitigate the impact of newbuilding influx by extending transit times. In effect, many of the fresh deliveries went straight into filling the longer loops created by Suez Canal avoidance, rather than adding true extra capacity to the market. It’s worth noting that by late 2025, the geopolitical tide showed hints of turning: a ceasefire in Yemen and de-escalation in Gaza led carriers to consider returning to the Red Sea in 2026. Albeit, throughout 2025, most maintained the cautious stance.

Overall, global container trade has remained remarkably resilient in 2025 despite pressures from ‘fluid’ US trade policy, with volumes supported by ‘frontloading’ early in the year and generally strong exports out of Asia. However, container rates continued to normalize from the shocks created by the pandemic, tariffs and the Houthis' Red Sea attacks.
[1] Clarksons SIN, Alphaliner
Bochem: Chemical Tankers [1]

Bochem fleet on the water

During the year 2025, Bochem took delivery of one 25,000 dwt stainless chemical tanker (Bochem Santos) – bringing the fleet to seven 25,000 dwt stainless chemical tankers on the water. The vessel is ammonia-ready. Further fleet expansion is expected with one 25,000 dwt ammonia-ready stainless steel chemical tanker to be delivered by Q1 2026 (China Merchants Jinling Shipyard), and two dual fuel fitted 17,000 dwt bitumen tankers by Q4 2026 (China Merchants Jinling Shipyard). In addition, during the year 2025, CMB.TECH ordered four additional 25,000 dwt ammonia-ready stainless steel chemical tankers (delivery inQ1/Q2/Q3/Q4 2028) and two 26,000 dwt ammonia-powered stainless steel chemical tankers (delivery in Q1/Q2 2029).

Two chemical tankers operate in the Stolt Pool, 12 chemical tankers have long-term time charter contracts (4 x 7 year TC, 8 x 10 year TC) and two bitumen carriers have long-term time charter contracts (TC 10 years).

The wider chemical tanker order book for chemical tankers (10-55k dwt) saw further growth, reaching 389 vessels, representing an order book-to-fleet (OB/F) ratio of 21.95%. Despite this uptick in orders, the fleet faces significant challenges due to its rapidly aging profile.

In terms of asset valuations, a comparative analysis of J19 tankers (i.e. 18,500 – 22,500 dwt stainless-steel chemical tankers — considered the 'workhorses' of the chemical trade —) and Medium Range (MR) tanker values reveals that chemical tanker valuations are aligned with their historical multiples relative to MR values. This alignment suggests that, despite current market dynamics, the pricing of chemical tankers remains consistent with long-term historical trends, providing a measure of stability in asset valuation.
Market dynamics

Total chemical seaborne trade in 2025 experienced a modest contraction, declining from 388.9 million tons in 2024 to 385.6 million tons in 2025, reflecting a 0.8% year-over-year decline. Ton-mile decline, reducing by 0.4% as trade routes rerouted away from the Red Sea, contributing to increased demand for shipping capacity.

Macroeconomic headwinds (higher interest rates, slowing manufacturing) had tempered global chemical demand growth in 2025, which ultimately filtered into softer chemical tanker demand. In addition, geopolitical tensions in Europe and the Middle East and ongoing trade tensions reshaped supply chains, delayed investment decisions and reduced trade volumes. In 2025, US chemical imports hit their lowest since 2020. Hence, freight rates were impacted in large part by (i) easing supply-demand tightness: more ships are available and (ii) some of the unusual factors that bolstered 2022–23 trade (like emergency rerouting and refinery dislocations) did partially unwind throughout 2025.

In correspondence, chemical tanker markets have seen continued easing throughout 2025, albeit from a strong position in 2024. For context, small chemical tanker earnings are now back to more normal levels after the extraordinary spike of 2022 – H1 2024.
[1] Clarksons SIN, Bloomberg Intelligence, American Chemistry Council
Windcat: Offshore energy markets [1]

Windcat fleet on the water

The Windcat CTV fleet comprises out of 58 CTVs on the water. During 2025, five CTVs were delivered: Windcat 58, TSM Windcat 59, Hydrocat 60, Windcat 61 and Windcat 62. In addition, 5 CTVs are on order (Windcat 63, FRS Windcat 64, FRS Windcat 65, Windcat 66 and Windcat 67).

Next to the CTVs, two CSOVs have been delivered in 2025. Four CSOVs are on order (Ha Long Shipbuilding) with deliveries as from Q1 2026 until Q1 2027. In addition, one MP-ASV (CSOV XL) has been ordered in 2025 with delivery in Q1 2027.

Overall newbuild contracting for dedicated wind vessels was down 45% from 2024 y-o-y. The ordering slowdown is most pronounced in the CTV sector as just 18 orders have been reported in 2025 for delivery in 2026/2027, compared to last year’s 44 orders. Albeit, the CSOV order book remains elevated with 54 firm orders and 17 optional orders. The overall CSOV OB/F stands at 70.42%.
Most new vessel orders were for European spec assets, highlighting the oversupply in the Chinese market. All these new orders include battery integration and/or designs for dual fuel capability using methanol or hydrogen.

Market dynamics

Recent years have presented significant headwinds for offshore wind developers and suppliers. Inflation has driven up supply-chain costs, in some cases undermining project economics, while higher interest rates have increased the cost of capital. At the same time, government support has become more variable as competing political priorities have reduced subsidy commitments in several markets. As a result, offshore wind capital expenditure sanctioned in 2025 totalled USD 38 billion, around 34% below the 2023 record level.

Nonetheless, 2025 saw 55 GW of capacity in construction globally. Wind farms are also getting larger and moving further offshore – beyond the range of daily crew transfers from shore. This has made CSOVs (with offshore accommodation) crucial, not just a nice-to-have. The CSOV fleet’s workload grew by 25% in 2024/2025. At the same time, many existing wind farms have now entered long-term operations phase, requiring regular maintenance – boosting CTV demand for routine O&M visits. With wind capacity up 17% globally in 2025, maintenance needs have risen proportionally. In sum, both the construction (CSOV) and O&M (CTV/SOV) sides of the market saw unprecedented activity, keeping vessels fully engaged in 2025.

Hence, off the back of increasing offshore wind installations, CTVs and CSOVs saw near-full utilization in 2025. Summer utilization in Europe hit ~90% for CTVs, and the CSOV fleet was effectively fully booked during peak season. This tight demand pushed charter rates to multi-year highs.

Interestingly, the oil & gas sector provided additional employment for these vessels. A number of CSOVs (typically designed for wind) found work on offshore oil/gas projects in 2025, which helped absorb capacity and contributed to high utilization.

For instance, in Latin America, Petrobras and others chartered CSOVs for walk-to-work duties on platforms. O&G deployments of SOVs were up 22% in 2025 year-over-year. This cross-sector demand provided an extra “safety valve” to keep vessels busy. An owner with an idle CSOV in Europe’s winter could send it to Brazil for an FPSO maintenance campaign, for example, rather than sitting idle. Thus, the rising tide of offshore energy projects generally – not just wind – contributed to the strong market fundamentals in 2025.
[1] Clarksons SIN, Spinergie
II. Research & development of low carbon fuels and systems
In cooperation with OEMs, CMB.TECH develops, tests and markets low-carbon solutions for marine, port and industrial applications.

CMB.TECH has developed a dual fuel hydrogen technology that uses internal combustion engines (H₂ICE). Together with supporting fuel storage and distribution systems, it enables our broader industry to reduce its environmental impact by operating dual fuel hydrogen engines. We have tested and begun to launch this technology over the past few years with several prominent partners, such as Volvo Penta and MAN.

By deploying low-carbon solutions in and around the port area, CMB.TECH expands its activities with future-proof heavy-duty assets that handle and transport cargo for our vessels, fully aligned with our clean fuel strategy.

This means we target marine power systems, port equipment, power generation and transport application which can all be found in ports. In 2025, several field trials for mobile and stationary applications using our dual fuel technology were deployed. Among them are a Roll on/roll-off tractor used to load and unload vehicles and other cargo onto and off ships using ramps, a straddle carrier and gensets.

CMB.TECH continued the development of Africa's first dual fuel hydrogen-diesel locomotive and kicked-off a second locomotive project which will have a diesel-electric hybrid set-up with a swappable battery container. These pilot project aim to pave the way for the conversion of the entire locomotive fleet in Namibia in the future.

JPNH₂YDRO and BeHydro, both CMB.TECH joint ventures, have started a partnership with Daihatsu InfiniEarth and Mizuno Marine for the introduction of hydrogen engines in Japan, with the goal to decarbonise shipping in that area.

III. Production and distribution of low carbon fuels

CMB.TECH is involved in various projects whereby the necessary technology and infrastructure is designed, developed and operated to produce and distribute green hydrogen and ammonia. We offer hydrogen and ammonia fuel to our customers, either through own production or by sourcing it from third party producers.

We believe that ports are the energy hub of the future and therefore are the perfect ecosystem to encourage the production of green molecules, development of refuelling infrastructure and use of alternative fuels so we can ensure future supply to our vessels.

CMB.TECH Namibia

Our hydrogen production facility in Namibia is fully operational since September. A 6.5 hectare solar park powers our 5MW electrolyser to produce green hydrogen. The fuel will be used for hydrogen-powered trucks, port equipment, railway applications and small ships. This strategic development is a realisation of our vision. It not only addresses urgent infrastructure needs but also strengthens the link between green molecules and maritime activities, reinforcing the importance of the Port of Walvis Bay.

The project's first phase focuses on hydrogen production for local use, with plans for subsequent expansion to include ammonia storage and bunkering facilities.

Andefu

CMB.TECH has signed an off-take agreement for green ammonia produced by CEEC Hydrogen Energy in Jilin Province and owns a minority share in privately owned Jiangsu Andefu Energy Technology Co., Ltd., one of China's largest ammonia supply chain companies. This creates an industrial partnership between two companies supporting maritime decarbonisation and the development of a green ammonia supply infrastructure. A subsidiary of Andefu, Jiangsu Andefu Storage Co., Ltd., is currently constructing a 49,000 m³ low-temperature ammonia storage tank in Nanjing, providing critical hub capacity for ammonia distribution and future marine fuel applications. The storage tank is scheduled to be commissioned in H1 2026. In addition, Andefu, in cooperation with CEEC, will build an ammonia storage terminal into operation in Panjin in the second half of 2027, significantly enhancing China’s large-scale green ammonia logistics and supply capabilities. Andefu is also advancing ship-to-ship (STS) ammonia bunkering operations, targeting commercial deployment in 2026, to support the emerging global ammonia-fuelled shipping fleet together with CMB.TECH.

Our Fleet
Set forth below is certain information regarding our fleet as of April 1, 2026.

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Ilma	VLCC	314,000	2012	Hyundai	TI Pool
Ingrid	VLCC	314,000	2012	Hyundai	TI Pool
Donoussa	VLCC	299,999	2016	Daewoo	Time Charter
Atrebates	VLCC	319,000	2025	Qingdao Beihai	Spot
Eburones	VLCC	319,000	2026	Qingdao Beihai	Spot
Menapii	VLCC	319,000	2026	Qingdao Beihai	Spot
TK300K-4	VLCC	319,000	2027	Qingdao Beihai
TK300K-5	VLCC	319,000	2027	Qingdao Beihai
VLCC | Total dwt | #		2,522,999		8

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Sienna	Suezmax	150,205	2007	Universal	Spot
Cap Theodora	Suezmax	158,819	2008	Samsung	Time Charter
Fraternity	Suezmax	157,714	2009	Samsung	Time Charter
Stella	Suezmax	165,000	2011	Hyundai	Spot
Captain Michael	Suezmax	157,648	2012	Samsung	Spot
Maria	Suezmax	157,523	2012	Hyundai	Spot
Cap Corpus Christi	Suezmax	156,600	2018	Hyundai	Time Charter
Cap Pembroke	Suezmax	158,826	2018	Hyundai	Time Charter
Cap Port Arthur	Suezmax	156,600	2018	Hyundai	Time Charter
Cap Quebec	Suezmax	156,600	2018	Hyundai	Time Charter
Cedar	Suezmax	157,310	2022	Daehan	Time Charter
Cypres	Suezmax	157,310	2022	Daehan	Spot
Brest	Suezmax	156,851	2023	Hyundai	Spot
Brugge	Suezmax	156,851	2023	Hyundai	Spot
Bristol	Suezmax	156,851	2024	Hyundai	Spot
Helios	Suezmax	156,790	2024	DH Shipbuilding	Time Charter
Orion	Suezmax	156,790	2024	DH Shipbuilding	Spot
Cap Grace	Suezmax	156,000	2026	DH Shipbuilding	Time Charter
Cap Joseph	Suezmax	156,000	2026	DH Shipbuilding	Time Charter
SUEZMAX | Total dwt | #		2,986,288		19

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
FSO Vessels
FSO Africa	FSO	432,023	2002	Daewoo	Service Contract
FSO Asia	FSO	432,023	2002	Daewoo	Service Contract
FSO | Total dwt | #		864,046		2

Vessel Name	Type	Gross Tons	Year Built	Shipyard (1)	Type of employment
Owned Vessel
Hydrotug	Tugboat	496	2022	Armon	Time Charter
TUGBOAT | Total dwt | #		496		1

Vessel Name	Type	Gross Tons	Year Built	Shipyard (1)	Type of employment
Owned Vessel
MPH2UV	MHUV 2010	150	2026	Neptune
MHUV 2010 | Total dwt | #		150		1

Vessel Name	Type	Gross Tons	Year Built	Shipyard (1)	Type of employment
Owned Vessel
552215	MP-ASV		2028	DH Shipyard
MP-ASV | Total dwt | #		—		1

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Hydroville	Ferry	15	2017	BW Seacat	Demonstration vessel
Hydrobingo*	Ferry	19	2021	Tsuneishi	Commerial ferry
FERRY | Total dwt | #		34		2
* 50% owned vessel

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
552207	CSOV	2,000	2026	Damen	Spot
552208	CSOV	2,000	2026	Damen	Spot
552209	CSOV	2,000	2026	Damen	Spot
552210	CSOV	2,000	2026	Damen	Spot
Windcat Amsterdam	CSOV	2,000	2025	Damen	Time Charter
Windcat Rotterdam	CSOV	2,000	2025	Damen	Spot
CSOV | Total dwt | #		12,000		6

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
CMA CGM Masai Mara	Container	75,830	2023	Yangfan	Time Charter
CMA CGM Zingaro	Container	75,830	2024	Yangfan	Time Charter
CMA CGM Etosha	Container	77,000	2024	Yangfan	Time Charter
CMA CGM Dolomites	Container	77,000	2024	Yangfan	Time Charter
Yara Eyde	Container	1400 TEU	2026	Yangfan	Time Charter
CONTAINER | Total dwt | #		305,660		5

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Bochem Houston	Chemical	26,000	2023	CMJL Dingheng	STJS
Bochem Rotterdam	Chemical	26,000	2023	CMJL Dingheng	STJS
Bochem Casablanca	Chemical	25,000	2024	CMJL Dingheng	Time Charter
Bochem Shanghai	Chemical	25,000	2024	CMJL Dingheng	Time Charter
Bochem New Orleans	Chemical	25,000	2024	CMJL Dingheng	Time Charter
Bochem Brisbane	Chemical	25,000	2024	CMJL Dingheng	Time Charter
Bochem Santos	Chemical	25,000	2025	CMJL Dingheng	Time Charter
Bochem Callao	Chemical	25,000	2026	CMJL Dingheng	Time Charter
CMYZ0189	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0190	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0191	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0192	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0193	Chemical	26,000	2029	CMJL Dingheng	Time Charter
CMYZ0194	Chemical	26,000	2029	CMJL Dingheng	Time Charter
CHEMICAL | Total dwt | #		354,000		14

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Product Tanker CMJL #1	Product Tanker	17,000	2026	CMJL Dingheng	Time Charter
Product Tanker CMJL #2	Product Tanker	17,000	2026	CMJL Dingheng	Time Charter
PRODUCT TANKER | Total dwt | #		34,000		2

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Mineral Belgie	Newcastlemax	210,204	2023	Qingdao Beihai	Spot
Mineral Nederland	Newcastlemax	210,204	2023	Qingdao Beihai	Spot
Mineral France	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Luxembourg	Newcastlemax	210,197	2024	Qingdao Beihai	Spot
Mineral Deutschland	Newcastlemax	210,000	2024	Qingdao Beihai	Time Charter
Mineral Italia	Newcastlemax	210,000	2024	Qingdao Beihai	Time Charter
Mineral Eire	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Espana	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Danmark	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Hellas	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Portugal	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Cesko	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Slovenija	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Malta	Newcastlemax	210,000	2026	Qingdao Beihai
Mineral Osterreich	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Sverige	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Suomi	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Polska	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Slovensko	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Europa	Newcastlemax	210,000	2026	Qingdao Beihai
Mineral Latvija	Newcastlemax	210,000	2026	Qingdao Beihai
Mineral Kypros	Newcastlemax	210,000	2026	Qingdao Beihai
Mineral Eesti	Newcastlemax	210,000	2026	Qingdao Beihai
Mineral Lietuva	Newcastlemax	210,000	2026	Qingdao Beihai

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Mineral Magyar	Newcastlemax	210,000	2026	Qingdao Beihai
Mineral Romania	Newcastlemax	210,000	2026	Qingdao Beihai	Time Charter
Mineral Balgariya	Newcastlemax	210,000	2026	Qingdao Beihai	Time Charter
Mineral Hrvatska	Newcastlemax	210,000	2026	Qingdao Beihai	Time Charter
Golden Champion	Newcastlemax	208,391	2019	NTS	Spot
Golden Comfort	Newcastlemax	208,385	2020	NTS	Spot
Golden Earl	Newcastlemax	207,999	2020	NTS	Time Charter
Golden Spirit	Newcastlemax	210,866	2020	Bohai	Index linked time charter
Golden Spray	Newcastlemax	210,667	2021	Bohai	Index linked time charter
Mineral Angola	Newcastlemax	208,400	2019	NTS	Spot
Mineral Cabo Verde	Newcastlemax	211,112	2016	Bohai	Time Charter
Mineral Comoros	Newcastlemax	211,135	2016	Bohai	Time Charter
Mineral Guinea	Newcastlemax	208,395	2020	NTS	Spot
Mineral Madagascar	Newcastlemax	211,138	2020	Bohai	Spot
Mineral Malawi	Newcastlemax	208,397	2020	NTS	Spot
Mineral Mauritius	Newcastlemax	210,896	2020	Bohai	Index linked time charter
Mineral Mozambique	Newcastlemax	208,399	2020	NTS	Spot
Mineral Namibia	Newcastlemax	207,999	2020	NTS	Time Charter
Mineral Shougang International	Newcastlemax		2020	NTS	Time Charter
Mineral Walcott	Newcastlemax	207,999	2017	Dalian	Time Charter
Mineral Zambia	Newcastlemax	207,999	2021	NTS	Time Charter
Mineral Zimbabwe	Newcastlemax	207,999	2021	NTS	Time Charter
BULKER NEWCASTLEMAX | Total dwt | #		9,436,781		46

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment (2)
Owned Vessels
Golden Beijing	Capesize	175,820	2010	JHI	Spot
Golden Future	Capesize	175,861	2010	JHI	Spot
Golden Zhejiang	Capesize	175,837	2010	JHI	Spot

Golden Myrtalia	Capesize	177,979	2011	SWS	Index linked time charter
KSL China	Capesize	179,109	2013	Orient	Index linked time charter
Mineral Jindeok	Capesize	179,189	2014	Sungdong SB	Spot
Golden Houston	Capesize	181,214	2014	Imabari	Spot
Mineral Ajisai	Capesize	180,600	2014	Imabari	Time Charter
Mineral Kevin	Capesize	180,958	2014	SWS	Time Charter
Mineral Romelu	Capesize	181,066	2014	SWS	Index linked time charter
Mineral Marouane	Capesize	181,020	2014	SWS	Spot
Mineral Nacer	Capesize	181,055	2014	SWS	Index linked time charter
Mineral Eden	Capesize	180,960	2014	SWS	Index linked time charter
Mineral Axel	Capesize	181,015	2014	SWS	Index linked time charter
Mineral Dries	Capesize	181,062	2014	SWS	Index linked time charter
Mineral Jan	Capesize	181,009	2014	SWS	Index linked time charter
Mineral Seondeok	Capesize	179,337	2015	Sungdong SB	Spot
Mineral Kiku	Capesize	182,472	2015	JMU	Spot
Mineral Sakura	Capesize	182,481	2015	JMU	Spot
Mineral Kaede	Capesize	182,486	2015	JMU	Index linked time charter
Mineral Thibaut	Capesize	181,062	2015	SWS	Spot
Mineral Toby	Capesize	181,010	2015	SWS	Spot
Mineral Thomas	Capesize	181,003	2015	SWS	Spot
Mineral Vincent	Capesize	181,043	2015	SWS	Index linked time charter
Mineral Pohang	Capesize	180,355	2016	DH Shipbuilding	Time Charter
Mineral Dangjin	Capesize	180,491	2016	DH Shipbuilding	Index linked time charter
Mineral Yeosu	Capesize	180,229	2016	DH Shipbuilding	Index linked time charter
Mineral Sumire	Capesize	182,610	2016	JMU	Index linked time charter
Mineral Kwangyang	Capesize	180,513	2016	DH Shipbuilding	Index linked time charter
Mineral Nimbus	Capesize	180,503	2017	NTS	Index linked time charter
Mineral Yannick	Capesize	181,044	2017	SWS	Spot
Mineral Youri	Capesize	181,046	2017	SWS	Index linked time charter
Mineral Arcus	Capesize	180,478	2018	NTS	Index linked time charter
Mineral Calvus	Capesize	180,521	2018	NTS	Index linked time charter

Mineral Cirrus	Capesize	180,487	2018	NTS	Spot
Mineral Cumulus	Capesize	180,499	2018	NTS	Index linked time charter
Mineral Incus	Capesize	180,512	2018	NTS	Index linked time charter
BULKER CAPESIZE | Total dwt | #		6,673,936		37

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment (2)
Owned Vessels
Golden Arion	Kamsarmax	82,188	2011	Tsuneishi	Spot
Golden Jake	Kamsarmax	82,188	2011	Tsuneishi	Spot
Golden Daisy	Kamsarmax	81,507	2012	SPP	Spot
Golden Ginger	Kamsarmax	81,487	2012	SPP	Spot
Golden Rose	Kamsarmax	81,585	2012	SPP	Spot
Golden Sue	Kamsarmax	84,943	2013	Sasebo	Time Charter
Golden Deb	Kamsarmax	84,970	2014	Sasebo	Time Charter
Golden Kennedy	Kamsarmax	84,978	2015	Sasebo	Time Charter
Golden Fellow	Kamsarmax	81,135	2020	Dalian	Spot
Golden Fortune	Kamsarmax	81,210	2020	Dalian	Spot
Golden Forward	Kamsarmax	81,130	2020	Dalian	Spot
Golden Friend	Kamsarmax	81,206	2020	Dalian	Spot
Golden Frost	Kamsarmax	80,558	2020	Dalian	Spot
Golden Fast	Kamsarmax	80,573	2021	Dalian	Spot
Golden Freeze	Kamsarmax	80,578	2021	Dalian	Spot
Golden Furious	Kamsarmax	80,595	2021	Dalian	Spot
Golden Frozen	Kamsarmax	84,505	2023	Dalian	Spot
Golden Hope	Kamsarmax	84,986	2023	Dalian	Spot
Golden Fridge	Kamsarmax	84,508	2023	Dalian	Spot
Golden Lion	Kamsarmax	84,967	2023	Dalian	Spot
Golden Soul	Kamsarmax	84,988	2023	Dalian	Spot
Golden Star	Kamsarmax	84,988	2023	Dalian	Spot
Golden Frigo	Kamsarmax	84,520	2024	Dalian	Spot
Golden Faith	Kamsarmax	84,987	2024	Dalian	Spot
Golden Tide	Kamsarmax	84,996	2024	Dalian	Spot
Golden Wave	Kamsarmax	84,984	2024	Dalian	Spot
BULKER KAMSARMAX | Total dwt | #		2,159,260		26

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Type of employment (2)
Owned Vessels
Golden Fraiche	Panamax	74,500	2013	Pipavav		Spot
Golden Frio	Panamax	74,300	2013	Pipavav		Spot
Golden Fris	Panamax	74,754	2017	Pipavav		Spot
Golden Opal	Panamax	74,232	2017	Pipavav		Spot
BULKER PANAMAX | Total dwt | #		297,786		4

Vessel Name	Type	Year Built	Shipyard (1)	Type of employment
Owned Vessels
Windcat 1	CTV	2004	AF Theriault	Spot
Windcat 2	CTV	2005	AF Theriault	Short term Time Charter
Windcat 3	CTV	2005	AF Theriault	Short term Time Charter
Windcat 4	CTV	2005	AF Theriault	Spot
Windcat 10	CTV	2007	AF Theriault	Short term Time Charter
Windcat 7	CTV	2007	Island Boats Inc	Short term Time Charter
Windcat 11	CTV	2008	AF Theriault	Short term Time Charter
Windcat 16	CTV	2008	AF Theriault	Short term Time Charter
Windcat 19	CTV	2008	AF Theriault	Short term Time Charter
Windcat 14	CTV	2009	D&S Woudsend	Short term Time Charter
Windcat 15	CTV	2009	D&S Woudsend	Short term Time Charter
Windcat 17	CTV	2009	AF Theriault	Short term Time Charter
Windcat 18	CTV	2009	AF Theriault	Short term Time Charter
Windcat 20	CTV	2009	D&S Woudsend	Short term Time Charter
WC Dorothea	CTV	2010	South Boats	Long term Time Charter
Windcat 21	CTV	2010	AF Theriault	Short term Time Charter
Windcat 22	CTV	2010	D&S Woudsend	Long term Time Charter
Windcat 23	CTV	2010	AF Theriault	Spot
Windcat 24	CTV	2010	D&S Woudsend	Short term Time Charter
Windcat 25	CTV	2010	D&S Woudsend	Short term Time Charter
Windcat 101	CTV	2011	Bloemsma van Bremen	Short term Time Charter
Windcat 26	CTV	2011	D&S Woudsend	Short term Time Charter
Windcat 27	CTV	2011	AF Theriault	Spot

Vessel Name	Type	Year Built	Shipyard (1)	Type of employment
Windcat 29	CTV	2011	AF Theriault	Short term Time Charter
FRS Windcat 28*	CTV	2012	D&S Woudsend	Short term Time Charter
Windcat 30	CTV	2012	D&S Woudsend	Short term Time Charter
Windcat 31	CTV	2013	D&S Woudsend	Long term Time Charter
Windcat 32	CTV	2013	D&S Woudsend	Short term Time Charter
Windcat 33	CTV	2013	D&S Woudsend	Long term Time Charter
FRS Windcat 34*	CTV	2013	D&S Woudsend	Short term Time Charter
FRS Windcat 35*	CTV	2014	D&S Woudsend	Short term Time Charter
Windcat 36	CTV	2014	D&S Woudsend	Short term Time Charter
Windcat 37	CTV	2015	D&S Woudsend	Short term Time Charter
Windcat 38	CTV	2015	D&S Woudsend	Short term Time Charter
Windcat 39	CTV	2016	D&S Woudsend	Short term Time Charter
Windcat 40	CTV	2017	D&S Woudsend	Short term Time Charter
Windcat 41	CTV	2018	D&S Woudsend	Short term Time Charter
FRS Windcat 42*	CTV	2018	D&S Woudsend	Short term Time Charter
FRS Windcat 43*	CTV	2018	D&S Woudsend	Short term Time Charter
TSM Windcat 44*	CTV	2019	D&S Woudsend	Short term Time Charter
Windcat 45	CTV	2019	D&S Woudsend	Short term Time Charter
Windcat 46	CTV	2020	D&S Woudsend	Short term Time Charter
Windcat 47	CTV	2020	D&S Woudsend	Short term Time Charter
Hydrocat 48	CTV	2021	D&S Woudsend	Short term Time Charter
TSM Windcat 49*	CTV	2021	D&S Woudsend	Short term Time Charter
TSM Windcat 52*	CTV	2022	Neptune	Spot
TSM Windcat 53*	CTV	2022	Neptune	Short term Time Charter
TSM Windcat 54*	CTV	2022	Neptune	Short term Time Charter
Windcat 50	CTV	2022	D&S Woudsend	Short term Time Charter
Windcat 51	CTV	2022	D&S Woudsend	Short term Time Charter
FRS Hydrocat 55*	CTV	2023	D&S Woudsend	Short term Time Charter
TSM Windcat 56*	CTV	2024	Neptune	Short term Time Charter
Windcat 57	CTV	2024	D&S Woudsend	Short term Time Charter
TSM Windcat 59*	CTV	2025	Neptune	Short term Time Charter

Vessel Name	Type	Year Built	Shipyard (1)	Type of employment
FRS Windcat 61*	CTV	2025	D&S Woudsend	Spot
FRS Windcat 62*	CTV	2025	Neptune	Short term Time Charter
Windcat 63	CTV	2026	Neptune
FRS Windcat 64*	CTV	2026	D&S Woudsend
Windcat 58	CTV	2025	Neptune	Short term Time Charter
Hydrocat 60	CTV	2025	D&S Woudsend	Short term Time Charter
FRS Windcat 65*	CTV	2026	Neptune
Windcat 66	CTV	2026	Neptune
Windcat 67	CTV	2026	D&S Woudsend
CTV | #			61
* 50% owned vessel

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Type of employment
Owned Vessels
DQS-02	Coaster	5,000	2026	Dung Quat
DQS-04	Coaster	5,000	2026	Dung Quat
COASTER | Total dwt | #		10,000		2
(1)As used in this report, "Samsung" refers to Samsung Heavy Industries Co., Ltd, "Hyundai" refers to Hyundai Heavy Industries Co., Ltd., "Universal" refers to Universal Shipbuilding Corporation, "Hitachi" refers to Hitachi Zosen Corporation, "Daewoo" refers to Daewoo Shipbuilding and Marine Engineering S.A. (DSME), "JMU" refers to Japan Marine United Corp., Ariake Shipyard, Japan, "Dalian" refers to Dalian Shipbuilding Industry Co. Ltd., "STX" refers to STX Offshore and Shipbuilding Co. Ltd., and "Hanjin" refers to Hanjin Heavy Industry Co. Ltd., "NTS" refers to New Times Shipbuilding Co., Ltd., "Damen" refers to Damen Shipyards Hai Long Bay, "Yangfan" refers to Yanfan Group Co. Ltd., "D&S Woudsend" refers to Dok en Scheepsbouw Woudsend BV, "Qingdao Beihai" refers to CSSC Qingdao Beihai Shipbuilding Co., Ltd., "South Boats" refers to South Boats Special Projects Ltd., "Yara Int." refers to Yara International ASA, "Tsuneishi" refers to Tsuneishi Shipbuilding Co., Ltd., "DH Shipbuilding" refers to Daehan Shipbuilding Co., Ltd., "Armon" refers to , "BW Seacat" refers to Bennett-Worrallo SeaCat Ltd., "Neptune" refers to Neptune Shipyards B.V., "AF Theriault" refers to A.F. Theriault & Son Ltd., "Armon" refers to Astilleros Armon S.A., "CMJL Dingheng" refers to China Merchants Jinling Shipyard (Weihai) Co., Ltd., "Dung Quat" refers to Dung Quat Shipbuilding Industry Ltd, "Bohai" refers to Bohai Shipbuilding Heavy Industry Co. Ltd., "JHI" refers to Jinhai Heavy Industry Co. Ltd., "SWS" refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., "Orient" refers to Orient Shipyard Co.,Ltd., "Sungdon SB" refers to HSG Sungdong Shipbuilding Co. Ltd., "Imabari" refers to Imabari Shipbuilding Co., Ltd. "SPP" refers to SPP Shipbuilding Co., Ltd., "Sasebo" refers to Sasebo Heavy Industries Co., Ltd., "Pipavav" refers to Pipavav shipyard Ltd.

(2)Index linked time charter: in a time charter the rate is fixed, an Index-linked time charter has a variable rate that depends on an agreed index.

Employment of our fleet

Our crude oil tanker fleet is employed through a combination of primarily spot market voyage fixtures and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. Our dry-bulk fleet is employed under primarily spot market voyage fixtures. The container fleet is operated under time charters. The chemical tanker fleet is a mixture of spot market voyage fixtures, including through the STJS Pool and time charters. The CTV fleet operates under a mixture of spot market voyage fixtures and time carter fixtures.

For 2026, we currently expect our fleet will have approximately 68,200 available days for hire, we expect 85.2% of our fleet to be available to be employed on the spot market, either directly or through the STJS Pool, and we expect 14.8% of our fleet to be available to be employed on TCs.

Spot market

A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in charter rates. As of April 1, 2026, we had employed 101 of our vessels in the spot market (87 Bocimar, 12 Euronav, two Bochem).

Tankers International Pool

In 2025, we principally employed and commercially managed our VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels (the "Pool Participants"), to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. On February 26, 2026, we announced that we sold our share in the TI Pool to International Seaways (NYSE: INSW), which closed on January 27, 2026. As of April 1, 2026, the TI Pool was comprised of 18 vessels, including 2 of our VLCCs .

Stolt Tankers Pool

The STJS Pool, operates under four key principles: Trust, Transparency, Performance and Winning Together. The STJS Pool encompasses various sub-pools and includes five pool partners all committed to long-term collaboration. The STJS Pool's structure is designed for sustained partnerships rather than temporary vessel parking. The mission of Stolt Tankers and the STJS Pool is to “deliver good chemistry to our stakeholders and customers through collaboration for flexible and personalized solutions”.

The STJS Pool currently manages three primary sub-pools. The 25,000 dwt sub-pool, and the other two sub-pools are the 33,000 dwt Pool and the +35,000 dwt Pool. All vessels within these pools are equipped with stainless steel tanks. Traditionally, 50-60% of available days are committed to COAs, which are generally renewed annually. Each vessel in the STJS Pool is allocated an earnings factor determined by several criteria, including dwt, Cubic capacity, number of segregations, speed and consumption, nitrogen capability, Propylene Oxide ("PO") capacity, age, heating temperature, and bow thruster capability.

Vessels join the STJS Pool under specific Entry Agreements, which reference the general STJS Pooling Agreement and a specific Charter Party. The performance of the STJS Pool manager, Stolt, is incentivized through a profit split mechanism calculated semi-annually, is awarded above a pre-agreed pool earnings level, in addition to the usual management fee and commission on revenue. Pool points are reviewed on an annual basis.

On April 1, 2026, we had two 25,000 dwt stainless steel chemical tankers employed in the STJS Pool.

Time charters

Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help CMB.TECH mitigate, in part, its exposure to the spot market, which tends to be volatile in nature. In the future, CMB.TECH may, when the cycle matures or otherwise opportunistically, employ more of its vessels under time charter contracts as the available rates for time charters improve. CMB.TECH may also enter into time charter contracts with profit-sharing arrangements, which it believes will enable CMB.TECH to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of April 1, 2026, CMB.TECH had employed eighty-eight of its vessels on fixed-rate time charters (12 Euronav, three Bocimar, fourteen Bochem, five Delphis, 53 Windcat, one Other). The eighty-eight fixed-rate time charters include both current and future time charter commitments, representing an overall contract backlog of $3.05 billion.

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

Technical and commercial management of our vessels

Technical
CMB.TECH entrusts the ship management of its fleet to respected, first-in-class ship management companies.
Each fleet and each vessel come with specific technical and operational characteristics, and we can only operate such a diverse fleet with the right expertise at the right place.

These partnerships require a close cooperation between ship owner and ship manager, hence regular meetings are held between CMB.TECH and the ship managers. During this meeting, experience and knowledge is shared and beacons for the way forward are set. From delivery planning of newbuilding projects to weather conditions during sea passages and follow-up of drydock works, all these aspects require a clear and shared vision.

CMB.TECH also collaborates with its partners to decarbonise and rejuvenate our fleet. Their experience in safety management, technical operations and crew training is of vital importance in safely and successfully trading our vessels.

The Windcat CTV fleet maintains its full ship management in-house, committing to the highest standards of operational safety and commercial commitment.

Commercial
Two of CMB.TECH's 25,000 dwt chemical tankers are commercially and operationally managed by the STJS Pool.
The vessels in each of the Euronav (Suezmax and FSO), Bochem, Bocimar, Windcat and Delphis fleets are commercially managed by the CMB.TECH commercial department operating out of the offices in Belgium and The Netherlands with the support of Norway and Singapore.

Competition

The shipping market is highly competitive, driven by a combination of low barriers to entry, cyclical demand, volatile freight rates and high operational costs. Competition arises primarily from other vessel owners and operators some of whom have substantially greater resources than we do. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Competition is also affected by the availability of other size vessels which compete in the sectors and trades in which we engage.

We currently operate all of our vessels in the spot market, either directly or through STJS Pool, or on time charter or on service agreements for the FSOs.

For our vessels that operate in the STJS Pool, Stolt Tankers, the STJS Pool manager, is responsible for their commercial management.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates.
The tanker market, particularly for VLCCs and Suezmax vessels, follows a seasonal pattern influenced by global oil demand, refinery cycles and geopolitical events. The first quarter of the year often experiences strong demand, driven by winter heating needs in the Northern Hemisphere and the peak of crude oil shipments to refineries preparing for high winter consumption. However, as winter ends, demand in the second quarter tends to be weaker due to refinery maintenance season, leading to lower crude oil imports and reduced tanker demand. In the third quarter, demand usually gradually recovers as refineries return to full operations and crude oil imports increase, especially in preparation for winter. The fourth quarter is typically the strongest period, as oil demand normally surges ahead of winter, driving high crude oil import volumes, particularly to Asia, Europe and the U.S. Additionally, weather-related disruptions such as hurricanes and rough seas can tighten vessel supply, further boosting freight rates. While this pattern of general seasonality holds, factors such as OPEC production decisions, geopolitical tensions and unexpected supply chain disruptions can significantly impact market dynamics.
The Newcastlemax/Capesize market follows a distinct seasonal pattern driven by global trade flows, weather conditions and industrial demand. The first quarter is typically the weakest, as Chinese New Year slows down industrial activity, while adverse weather conditions, such as cyclones in Australia and heavy rains in Brazil, disrupt iron ore exports. In the second quarter, the market usually begins to recover as Chinese steel production picks up and Brazilian iron ore exports resume post-weather disruptions. The third quarter usually sees further strengthening, fueled by increased iron ore restocking by Chinese mills and growing coal shipments to China and Europe ahead of winter. The fourth quarter is usually the strongest, with peak demand for iron ore and coal, particularly from China, leading to higher freight rates. This period often experiences supply constraints due to port congestion, unpredictable weather and strong commodity demand, pushing rates to their annual highs. While this seasonality remains a general trend, external factors such as economic cycles, geopolitical tensions and supply chain disruptions can influence market dynamics.
The Kamsarmax and Panamax dry bulk markets exhibit seasonal patterns largely shaped by agricultural exports, coal demand, and weather-related disruptions. The first quarter often sees subdued activity due to reduced grain exports from the US Gulf and South America, as well as lower coal demand during the Northern Hemisphere winter. Activity typically picks up in the second quarter with the onset of the South American grain export season, particularly from Brazil and Argentina. The third quarter maintains momentum with continued grain shipments and increased coal demand from Asia, especially ahead of the monsoon season in India and typhoon disruptions in East Asia. The fourth quarter often experiences a surge in demand due to pre-winter coal restocking in Asia and the start of the US grain export season, supporting higher freight rates. However, this seasonality can be influenced by factors such as harvest yields, trade policies, and shifts in energy demand.
The chemical tanker market has a more subdued seasonal pattern influenced by production cycles, agricultural demand and weather-related disruptions. The first quarter is typically strong, as chemical producers and traders restock inventories after year-end holidays, and demand for methanol, ethanol and other industrial chemicals remains firm, particularly in Asia and the Americas. The second quarter often experiences a dip due to lower industrial activity in some regions and scheduled maintenance shutdowns at chemical plants and refineries, leading to reduced seaborne trade. The third quarter normally marks a gradual recovery, driven by rising demand for agricultural chemicals such as fertilizers and pesticides ahead of planting seasons, as well as increased shipments of oleochemicals and edible oils. The fourth quarter is usually the strongest, fueled by a surge in pre-winter demand for chemicals, increased biodiesel movements and higher industrial production ahead of year-end holidays. Additionally, weather-related disruptions, such as hurricanes in the Gulf of Mexico and typhoons in Asia, can tighten vessel availability and push freight rates higher. While these seasonal trends provide a general framework, factors such as petrochemical market fluctuations, regulatory changes and global economic conditions can significantly impact demand and freight rates in the chemical tanker sector.
The market for container vessels follows a seasonal pattern driven by global trade cycles, retail demand and manufacturing activity. The first quarter is generally weak, as containerized trade slows down following the holiday season and the Chinese New Year causes factory closures in China, reducing export volumes. The second quarter normally sees a gradual recovery, as manufacturing resumes in Asia, and retailers begin restocking ahead of the back-to-school and summer shopping seasons, leading to increased containerized shipments. The third quarter is typically the strongest, driven by peak season demand as retailers in North America and Europe import goods in preparation for the holiday shopping season, leading to high vessel utilization and rising freight rates. The fourth quarter usually starts off strong due to the last wave of holiday shipments but can weaken toward the end of the year as demand slows and supply chains wind down ahead of year-end holidays. Additionally, weather-related disruptions, such as typhoons in Asia or congestion at major ports, can impact vessel availability and rates. While this seasonality is a general trend, external factors such as economic conditions, port congestion, fuel costs and geopolitical events can significantly affect market dynamics for mid-sized container vessels.
The market for CSOVs/CTVs in Europe follows a seasonal pattern driven by offshore wind farm operations, weather conditions and maintenance schedules. The first quarter is typically challenging, as harsh winter weather, strong winds and rough sea conditions limit offshore wind farm construction and maintenance activities, reducing the demand for CSOVs/CTVs. However, some vessels remain active for essential maintenance and emergency repairs. The second quarter typically marks the start of the peak season, as weather conditions improve and offshore wind farm construction and maintenance work ramp up, leading to increased CSOVs/CTV utilization. The third quarter is usually the busiest period, with maximum offshore activity during the summer months, when calmer seas and longer daylight hours allow for extended work shifts, pushing up vessel demand and charter rates. The fourth quarter usually starts off strong but sees a gradual slowdown as autumn storms and worsening weather conditions reduce offshore accessibility, leading to fewer deployments of CSOVs/CTVs toward the end of the year. While this seasonal pattern remains consistent, factors such as government renewable energy policies, wind farm expansion projects and technological advancements in offshore access solutions can influence CSOVs/CTV market dynamics in Europe. Additionally, the seasonal dynamics of the offshore wind sector are increasingly influenced by the broader deployment of CSOVs in the oil and gas industry, as well as their growing utilization in international markets such as Taiwan and Brazil, which can offset regional seasonal slowdowns in Europe.”

Environmental and other regulations in the shipping industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, as well as national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry), insurers and charterers. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns as the basis for laws that have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with pertinent regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

International Maritime Organization
The IMO which is the United Nations' agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified from time to time. The latest comprehensive edition is the MARPOL Consolidated Edition 2022, published in October 2022 by the IMO. It includes all amendments adopted by the Marine Environment Protection Committee (MEPC) with entry into force up to 1 November 2022. Further amendments were agreed in 2024 and 2025 relating to garbage record books respectively air pollution from vessels. MARPOL 1973 including all amendments there to up to today, are hereinafter referred to as "MARPOL". Other IMO conventions of relevance are the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 ("LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; emissions standards, titled IMO2020, took effect on January 1, 2020.

Air emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of "volatile organic compounds" from certain vessels and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls ("PCBs")) are also prohibited. All our vessels are currently compliant in all material respects with these regulations.

Sulfur content standards are even stricter within certain Emission Control Areas ("ECA"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% mass by mass. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and U.S. Caribbean Sea area. New ECAs for the Canadian Arctic and Norwegian Sea are expected in 2026, which were adopted in draft amendments to Annex IV that are scheduled to enter into force in March 2026. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (" Tier III NOx") standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of nitrogen oxide produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx standards in the future. At MEPC 70th session ("MEPC 70") and MEPC 71st session ("MEPC 71"), the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2023, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI's "phase 3" requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, LNG carriers and oil tankers.

Additionally, in 2022, MEPC 75 amended to Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (CII). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. The same year, MEPC 75 amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force in 2022, with the requirements for EEXI and CII certification that came into effect in 2023. Any vessels that do not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This requirement creates a vast array of implications for the tanker industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, however this would in turn limit vessel speed and with that supply of vessels.

MEPC 77 adopted a non-binding resolution which urges IMO member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments took effect on May 1, 2024.

In July, 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by 2026. This review commenced at MEPC 82 in fall 2024. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

While we have incurred increased costs to comply with these revised standards, such costs have not been material. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems thereby increasing our costs and could adversely affect our business, results of operations, cash flows and financial condition. In October 2025 the IMO adjourned its decision on the Net Zero Framework (NZF) with one year due to opposition by certain States.

Safety management system requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency, training and drills. The Convention of Limitation of Liability for Maritime Claims ("LLMC"), sets limitations of liability for a loss of life or personal injury claim or a property claim against vessel owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical managers team have developed for compliance with the ISM Code.
The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by, each flag state, under the ISM Code. Our managers have obtained applicable documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). The IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Subsequent amendments reflect requirements of the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various International Organization for Standardization ("ISO") standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW"). Since February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water ("Polar Code"). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the USCG published guidance on addressing cyber risks in a vessel's safety management system. This guidance might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future cybersecurity regulations is hard to predict at this time.

SOLAS adopted new amendments that took effect on January 1, 2024. They include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System, (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. The only mandatory requirement is in connection with the safe design of mooring operations. The requirements will apply only to new cargo and passenger ships constructed on or after January 1, 2024. However, the maintenance and inspection requirements will be given retrospective application for all ships, and we must align our guidelines.

Pollution control and liability requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered into force in 2017. The BWM Convention requires vessels to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all vessels to carry a ballast water record book and an international ballast water management certificate.

In 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the IOPP renewal survey following entry into force of the convention.

The MEPC maintains guidelines for approval of ballast water management systems ("G8"). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Vessels over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates.Those standards have been in force since 2019, and for most vessels, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms.

Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 2024, all vessels have been required to meet the D-2 standard. Additionally, in 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In 2023, MEPC 80 announced a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which entered into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which entered into force on 1 October, 2025. Pursuant to the ongoing review, in 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting, and the 2024 Guidance for Administrations on the type of approval process for ballast water management systems to support harmonized evaluation by Administrations.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000 (as amended, the "CLC"). The 2000 amendments entered into force on 1 November 2003. In 2003 a Supplementary Fund Protocol was agreed. While technically a separate protocol to the Fund Convention, this established a third tier of compensation in 2003, operating alongside the 1992 CLC. Under the CLC, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity ("P&I") insurance for environmental incidents.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage ("Bunker Convention") to impose strict liability on vessel owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of vessels over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in vessel's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Vessels are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Clubs in the International Group of P&I Clubs (the "International Group") issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are entered with P&I Clubs that are member of the International Group. Accordingly, all our vessels are in possession of a CLC state issued certificate attesting that the required insurance coverage is in force.

Anti‑fouling requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships ("Anti‑fouling Convention"). The Anti‑fouling Convention, which took effect in 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate ("IAFS Certificate") is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.

In 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

We have obtained IAFS Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and EU ports, respectively. Each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA")

The U.S. Oil Pollution Act of 1990 ("OPA"), established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under the OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

–injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
–injury to, or economic losses resulting from, the destruction of real and personal property;
–loss of subsistence use of natural resources that are injured, destroyed or lost;
–net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
–lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
–net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. In 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective since March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (the previous limit was $2,300 per gross ton or $19,943,400). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE"), revised Production Safety Systems Rule ("PSSR"), modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in 2023, the BSEE released the Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.

In 2021, the Biden Administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a U.S. court. After being blocked by the courts, in 2023, the Biden Administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. In December 2024, the Biden Administration also gave approval for the sales of oil and gas leases in Alaska. On January 6, 2025, the Biden Administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. The Trump Administration revoked this ban as part of the "drill, baby, drill" agenda and also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under the OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable U.S. state regulations in the ports where the Company's vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States environmental initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990, ("CA Act")) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CA Act also requires states to draft State Implementation Plans ("SIPs"), designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act ("CWA"), prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS rule and promulgated the Navigable Waters Protection Rule ("NWPR"), which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. In 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. In 2023, the United States Supreme Court ruled that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. In August 2023, the EPA and the Department of the Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the USCG to develop implementation, compliance and enforcement regulations within two years of EPA's promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date.

Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and USCG regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI"), or retention of a Permit Authorization and Record of Inspection ("PARI") form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, USCG and state regulations could require the installation of BWTS on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The Clean Shipping Act of 2023 ("HR 4024") has been referred to the House Committee on Energy and Commerce. The bill seeks to amend the Clean Air Act to establish standards to limit the carbon intensity standards for marine fuels that would become more stringent over time. The baseline is defined as the average carbon intensity of the fuel used by certain vessels and voyages. These requirements would be implemented through an EPA regulatory project with a final rule required by January 1, 2026. No additional action via the House Committee has been scheduled yet. In addition, the International Maritime Pollution Accountability Act ("S 1920") introduced on June 8, 2023 would impose a pollution fee of $150 per ton of carbon emissions from fuel used on the inbound transit of vessels calling at U.S. ports. Additional fees would apply for nitrogen oxide, sulphur dioxide and particulate matter. Revenues would be earmarked to modernize the U.S. Jones Act fleet and electrifying shipbuilding and other programs to reduce emissions from marine sources. This bill has been referred to the Senate Committee on Environment and Public Works.

The Ocean Shipping Reform Act of 2022 requires the Federal Maritime Commission to (1) investigate complaints about detention and demurrage charges (i.e., late fees) charged by common ocean carriers, (2) determine whether those charges are reasonable, and (3) order refunds for unreasonable charges. It also prohibits common ocean carriers, marine terminal operators or ocean transportation intermediaries from unreasonably refusing cargo space when available or resorting to other unfair or unjustly discriminatory methods.

European Union regulations

In 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually.

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel ("SOx-Emission Control Area"). EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

The Ship Recycling Regulation adopted in 2013 by the European Parliament and the Council of the EU aims to reduce the negative impacts linked to the recycling of ships flying the flag of EU member states. The regulation establishes requirements that ships and recycling facilities have to fulfill in order to make sure that ship recycling takes place in an environmental sound and safe manner, and it prohibits or restricts the installation and use of hazardous materials (like asbestos or ozone-depleting substances) on board ships.

The EU Ship Recycling Regulation, adopted in 2013, contains requirements for EU-flagged ships, of 500 gross tonnage and above, to carry an inventory of hazardous materials ("IHM"). In addition, ships calling at EU ports from non-EU countries will also be required to carry an IHM identifying all the hazardous materials on board. EU-flagged ships must also be scrapped in an EU approved ship recycling facility.

In 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market, or the EU ETS. This will require shipowners to buy permits to cover these emissions. In 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels are included in the scope of the EU ETS as from the outset. With effect from 2025, large offshore vessels of 5,000 gross tonnage and above are subject to the Monitoring, Reporting and Verification ("MRV") regulation for CO2 emissions from maritime transport. These vessels will then be included in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage are included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, as of January 1, 2026, the ETS regulations expanded to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU's "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

FuelEU Maritime is a EU regulation aimed at reducing the carbon intensity of maritime fuels to support the EU's broader climate goals under the European Green Deal. It sets mandatory targets to progressively reduce the carbon emissions from fuels used by ships operating in European waters. The regulation focuses on incentivizing the use of low-carbon and alternative fuels like biofuels, hydrogen and ammonia, as well as promoting the development of clean technologies such as wind propulsion and batteries. FuelEU Maritime applies to ships operating on intra-EU voyages or calling at EU ports and it includes requirements for monitoring, reporting and verification of fuel carbon intensity. The regulation came into force in 2025.

Greenhouse gas regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from vessels. The U.S. initially entered into the agreement, but on June 1, 2017, U.S. President Trump announced that the United States intended to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order on the Paris Agreement withdrawal thereby removing the United States from the Paris Agreement again.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from vessels was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from vessels. The initial strategy identifies "levels of ambition" to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the IMO member states agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen "levels of ambition". In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee was expected to approve amendments at MEPC 83 (spring 2025) for adoption in October 2025. However, the Trump administration strongly opposed the IMO's MEPC 83 meeting in April 2025, with the U.S. delegation walking out to protest proposed shipping emission regulations. Trump labeled the Net-Zero Framework (NZF) a global carbon tax and threatened retaliatory measures against nations supporting the plan, emphasizing a "pro-American energy" approach over mandatory, expensive green fuel standards. As of late March 2026, the United States, under the direction of the Trump administration, has taken a firm stance against the IMO's proposed NZF ahead of MEPC 84, scheduled for April 27–May 1, 2026.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020. Starting in January 2018, large vessels over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its "Fit-for-55" legislation package. As part of this initiative, the EU's carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit GHG emissions from large stationary sources. However, in 2017, the Trump Administration issued an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden Administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in 2023. Such rules may be subject to revision or revocation following the change in the presidency beginning in 2025. The EPA or individual states could enact these or other environmental regulations that could affect our operations.

In 2021, the EPA proposed a rule under the CA Act designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. The EPA proposed a supplemental rule in 2022 to include additional methane reduction measures. In 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures, the amount of which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

International Labour Organization

The International Labour Organization ("ILO"), is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Vessel security regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and vessels against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC"), from a recognized security organization approved by the vessel's flag state.
Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example:
–on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
–on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
–the development of vessel security plans;
–ship identification number to be permanently marked on a vessel's hull;
–a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
–compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably, off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel and other such acts and the corresponding or additional security measures needed, and the risk of the increased expenses of uninsured losses can significantly affect our business. Costs are incurred mainly due to taking additional security measures in accordance with Best Management Practices to Deter Piracy.

Inspection by classification societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies ("IACS"). The IACS has adopted harmonized Common Structural Rules ("IACS Rules"), which apply to oil tankers, among other vessels, constructed on or after July 1, 2015. The IACS Rules attempt to create a level of consistency within IACS. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

A vessel must undergo annual surveys, intermediate surveys, dry dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The operation of our vessels is affected by the requirements set forth in the IMO's ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an "extensive Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Currently, all of our oceangoing vessels are ISM Code-certified, and we expect that any such vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.Those vessels that do not require ISM certification, such as certain CTV's, have a flag state approved SMS instead.

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and will certify that such vessel complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

Maintenance of the class of a vessel and regular and extraordinary surveys of hull and machinery (including the electrical plant and any special equipment classed) is required to be performed as follows:

–Annual surveys. For seagoing ships, annual surveys ("Annual Surveys") are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.
–Intermediate surveys. Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after the first class renewal survey, also known as a special periodical survey ("SPS") and subsequent SPSs. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the third SPS the following intermediate surveys ("Intermediate Surveys") are of the same scope as the previous SPS.
–Special periodical surveys (or class renewal surveys). Class renewal surveys are carried out for the ship's hull and machinery, including the electrical plant and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous SPS. At the SPS, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A SPS may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.

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

Most vessels are subject also to a minimum of two examinations of the outside of a vessel's bottom and related items during each five-year special survey period. Examinations of the outside of a vessel's bottom and related items is normally to be carried out with the vessel in drydock, but an alternative examination while the vessel is afloat by an approved underwater inspection may be acceptable. One such examination is to be carried out in conjunction with the Special Periodical Survey and in this case the vessel must be in drydock. For vessels older than 15 years (after the third Special Periodical Survey) the bottom survey must always be in the drydock. In all cases, the interval between any two such examinations is not to exceed 36 months.

In general, during the above surveys if any defects are found, the classification surveyor will require immediate repairs or issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the IACS. All our vessels are certified as being "in-class" by Lloyds Register, American Bureau of Shipping or Det Norske Veritas who are all members of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of loss and liability insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to, amongst others, political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon vessel owners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the U.S. market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and machinery insurance

We procure hull and machinery insurance (both for hull and I.V.), protection and indemnity insurance, which includes cover for environmental damage and pollution insurance. We also procure war and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire for our tanker vessels and off shore craft which covers business interruptions that result in the loss of use of a vessel but we do have such coverage for our other vessel types.

Marine and war risks insurance

We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss. As of the date of this annual report, nil deductible applies under the war risks insurance. We have a separate worldwide cover for piracy incidents and related ransom claims.

Protection and indemnity insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations ("P&I Associations"), and covers our third-party liabilities in connection with our shipping activities. This coverage includes third-party liability and other related expenses of injury, sickness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations (clubs).

Our current protection and indemnity insurance coverage for pollution is US $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the clubs of the International Group (comprising of 12 individual P&I Associations) provides a mechanism for sharing all claims in excess of US $10 million up to, currently, approximately US $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Application of global environmental and other regulations

FuelEU Maritime sets a limit on the overall lifecycle GHG intensity of fuels used in 2020 as a reference and starts taking effect in 2025. It also introduces a mandate for using Onshore Power Supply for two ship types, i.e. passenger ships and container ships. The geographical scope covers energy used at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The proposed Regulation introduces a pooling mechanism for companies in order to meet the carbon intensity target as well as EU harmonized penalties for missing the targets. It also introduced an additional MRV system as well as a methodology of life cycle analysis of fuels. A key concern about these proposals is the complexity it would introduce for both users and suppliers of marine energy in order to prove and certify the full well to wake GHG lifecycle emissions of alternative non-fossil fuels. Certifying the real Well-to-Tank GHG emissions and the production pathway could be very complex, as it is quite likely that new alternative fuels similar to that of today's oil-based fuels – will be blends of components from different producers and production method.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict our ability to comply and the ultimate cost of complying with these requirement unless valid and detailed regulatory information becomes available well in advance, and also, the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

We recognize the need to operate a safe, responsible and sustainable business built for the long term. We are committed to implementing ESG practices into our operational and strategic decision-making to be a leader in sustainable shipping. As such, we aim to exceed minimum compliance levels set forth in rules and regulations governing the maritime industry, including certain rules and regulations described below, if possible and appropriate for our business.

We believe that environmental actions, addressing climate change, and operating our business to the highest safety standards cannot be done without strong governance, which includes high ethical standards and oversight from a board and management. Environment and governance cannot do without the input of social or human capital. Sustainability at CMB.TECH goes beyond emissions, climate change and environmental pollution. It is also about delivering a caring, respectful and supportive environment to our employees, prioritizing safety at all levels of our business, and ensuring accountability on these objectives.

Decarbonising shipping

CMB.TECH is leading the way in decarbonising the maritime industry. We are developing and investing in innovative technologies that can redefine the future of shipping. We believe that hydrogen and ammonia can decarbonise the shipping industry. Several hydrogen-powered ships are already in operation and we have an extensive orderbook of more ships that can be powered by hydrogen and many deep sea ships that will be powered by ammonia.

We are not just users of low carbon fuels; we also produce, distribute and transport hydrogen & ammonia, playing an integral role in the realm of low-carbon fuels. CMB.TECH doesn’t only follow the 2023 IMO GHG strategy trajectory – but leads the way.

Decarbonise Today, Navigate Tomorrow

At CMB.TECH we want to decarbonise the maritime industry. We build, own, operate and design a future-proof fleet powered by low-carbon fuels. CMB.TECH offers hydrogen and ammonia fuel to its customers, either through own production or by sourcing it from third-party producers. CMB.TECH further designs and converts port and industrial applications to run on hydrogen – in cooperation with leading OEMs and port operators.

Fossil fuels like the marine diesel we use are still much cheaper, easier to use and available in abundance around the world. For new low-carbon technologies to gain traction, many investments are needed: renewable electricity to produce low-carbon fuels, bunker/refuelling infrastructure and sufficient availability of low-carbon fuels in key ports, affordable technology and a regulatory framework and/or market-based measures to close the cost gap between conventional and low-carbon fuels. As we are closely involved in sourcing and producing the molecule, we are increasingly convinced that, in the long term, dual fuel ammonia engines will provide not only a sustainability advantage but also a cost advantage, regardless of whether global GHG regulations are in place.

Nonetheless, we expect this to take some time to materialize. That is why we also continue to work hard on improving the energy efficiency of our existing ships through operational and technical measures. These measures are also implemented on our dual fuel hydrogen and ammonia newbuilding ships.

Operational energy-efficiency measures

There are various operational measures that can improve the energy efficiency of a vessel. The reduction of the speed of the ship is for example a very effective measure to reduce a ship’s main engine energy consumption and energy losses can be reduced/minimized by reducing hull friction (hull coating and cleaning) or by improving the efficiency of propellers (cleaning and polishing).

The operational carbon intensity of a ship, as measured by the CII-metric, can also be improved by reducing the time that a ship emits CO2 emissions while not covering any distance, e.g. reducing the time at anchorage or at berth or using onshore power.
Weather routing tools, CII monitoring, operational efficiencies and voyage speed optimisation, ship design, engine innovations and digital transformation platforms are some of the many levers that drive our day-to-day environmental performance.
At CMB.TECH, we have a dedicated team working on voyage optimisation leveraging weather routing and other operational efficiencies. Our innovation teams are working on smart digital solutions such as the ZeroNorth platform to enable data decision-making for real-time performance improvements, and our operations and chartering people are part of leading industry coalitions focusing on short-term actions that can significantly reduce the industry’s emissions.

Technical energy-efficiency measures

There are various technical measures that can improve the energy efficiency of a ship, some of which can only be applied to newbuild ships while others can also be retrofitted/applied to existing ships. A new ship can be designed to feature improved hydrodynamics and aerodynamics and can be equipped with efficient devices (engines, propellers, etc.), ideally designed/selected as part of an overall optimisation to also minimise efficiency losses in the interaction of the different design elements.

Our technical teams are joining forces with engine designers and manufacturers to ensure that the latest energy-saving technologies are part of our decarbonisation efforts. Our ship management teams are taking advantage of the dry-docking of our vessels to install energy management and energy saving technologies, with more than 100 retrofit projects having been scheduled between 2022-2027. Combined with our fleet rejuvenation effect, our carbon intensity (measured by AER) is expected to be at least aligned with the 2023 IMO GHG strategy.

Examples of measures taken on the existing fleet include: Propeller Boss Cap Fins, Mewis Duct® energy-saving devices, bulbous bow modification, new propeller designs based on the operational profile of the fleet, variable frequency drives for seawater pumps, variable frequency drives for engine room fans, applied high-performance anti-fouling coatings, fuel efficiency boosters and LED lighting.

For the newbuilds on order, the CMB.TECH technical team has taken following additional measures: benchmarking hull coating performance, adding battery technologies to certain part of the fleet, complying with EEDI phase 3, benchmarking performance of main & generator engines, comparing various hull shapes and select the most efficient ones based on an operational profile, comparing various propeller designs and select the most efficient, using waste heat to generate electricity, fitting shaft generators, fitting high efficiency rudders and installing Variable Frequency Drives (VFD) for major pumps and fans.

Portfolio effect & green fuels
CMB.TECH sets a target of reducing carbon intensity of the fleet by at least 40% by 2030 compared to 2008. This means a reduction in EEOI in gCO2/TN by at least 40% and a reduction in AER in gCO2/DWTN by at least 40%. In addition, CMB.TECH aims for a 5% to 10% uptake of low carbon emission fuels by 2030.

Today CMB.TECH already has a fleet of H2 dual fuel vessels on the water and a committed orderbook of dual fuel NH3 fitted vessels. CMB.TECH designed and delivered the world’s first dual fuel hydrogen small scale passenger ferry, tugboat and crew transfer vessel (CTV). All commissioned successfully and are in operation today. In addition, CMB.TECH has 13 dual fuel ammonia fitted vessels on order with the first deliveries scheduled in 2026.

In addition to dual fuel engine technology, CMB.TECH is equipping a selection of the newbuild fleet with power plug-in systems and electrical batteries. Furthermore, biofuel blending will be implemented for select vessels within the fleet as part of the strategy to ensure compliance with both international and local regulations, as well as to meet CMB.TECH’s sustainability targets.

Strategic partnerships

As part of our long-term decarbonisation strategy, CMB.TECH has entered into a strategic partnership with Jiangsu Andefu Energy Technology Co., Ltd. (Andefu), one of China’s largest privately owned ammonia supply chain companies. This partnership marks a significant milestone in our ambition to build a scalable, integrated green ammonia fuel ecosystem to support the transition to zero-emission shipping.

Andefu operates a fully integrated ammonia logistics platform, encompassing trading, storage, road and maritime transport, and bunkering. With a fleet of approximately 180 ammonia tanker trucks and a growing network of strategically located storage terminals, Andefu is uniquely positioned to deliver ammonia directly to vessels across China’s coastal and inland ports. This operational capability is critical to enabling the practical use of ammonia as a marine fuel.

CMB.TECH’s investment in Andefu includes a minority equity stake and a long-term off-take agreement for green ammonia produced by CEEC Hydrogen Energy in Jilin Province. Under the off ‑ take agreement, volumes in Year 1 are expected to range between 20,000 and 25,000 tons, supplied via ship - to- ship (STS) operations. For Years 2 to 4, annual contracted volumes increase to 40,000–50,000 tons. This ensures a reliable supply of renewable ammonia for our growing fleet of dual fuel ammonia-powered vessels, with the first ships scheduled for delivery in 2026. The partnership also supports the development of key infrastructure, including a 49,000 m³ refrigerated ammonia storage tank in Nanjing and a second terminal in Panjin (operational 2027), as well as the conversion of the Shenghang Yongle vessel into one of China’s first ammonia bunker barges.

The strategic rationale for this partnership is threefold. First, it secures access to competitively priced green ammonia at scale, a cornerstone of our clean fuel strategy. Second, it enables the creation of a vertically integrated supply chain — from production to bunkering — ensuring operational readiness for our ammonia-fuelled fleet. Third, it positions CMB.TECH as a first mover in the global ammonia fuel market, with the potential to expand bunkering services to third parties and replicate this model in other regions, including our planned projects in Namibia.

This collaboration exemplifies our commitment to innovation, sustainability and pragmatic investment in future-proof maritime solutions. By aligning with a capable and forward-looking partner like Andefu, we are not only addressing the fuel supply challenge but also actively shaping the infrastructure and standards required for the widespread adoption of green ammonia in shipping.

Technical industry partnerships
CMB.TECH continued to advance its low‑carbon engine portfolio through its strategic collaboration with WinGD on next‑generation dual‑fuel ammonia engines. The partnership focuses on co‑developing WinGD’s large‑bore X‑DF‑A two‑stroke engines, which can operate on ammonia with minimal pilot fuel and are designed to meet IMO Tier II/III standards without exhaust after‑treatment. World’s first ammonia dual fuel fitted vessel deliveries are scheduled for 2026.
CMB.TECH is also involved in the SYNERGETICS project (dual fuel engine) and an ESA project working on scope 3 emissions.

In addition, and together with Volvo Penta, we have launched our first product on the market: the D8 industrial engine, one of the most widely used engines in port equipment today. In collaboration with several partners, including PSA and E-Power, we have accumulated significant field experience to enhance robustness before scaling these solutions for the decarbonisation of heavy industries.

We currently operate 40 MAN V12 engines in our fleet that are hydrogen-fitted or hydrogen-ready. We are also expanding the reach of our BeHydro engines into the Japanese market, supported by an MoU with Daihatsu InfinEarth, which establishes a foundation for local market presence and service capability as hydrogen-powered solutions scale up.

In addition, we have signed a memorandum of understanding with TransNamib and AGL for the deployment of a hydrogen-powered, heavy-duty, long-range locomotive. Leveraging our green hydrogen production facility in Walvis Bay, this hydrogen powered locomotive is tailored to the harsh African rail network requirements. The locomotive is planned to enter operations on the Walvis Bay–Windhoek corridor in 2026.

Permits and authorizations

We are obligated to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. We have obtained all permits, licenses and certificates currently required to operate our vessels.

Principal executive offices

Our principal executive Headquarters is located at De Gerlachekaai 20, 2000 Antwerp, Belgium. Our telephone number at that address is +32 3 247 44 11.

See section "Item 4 D. Property, Plants and Equipment" for a more detailed overview on our office and warehouse footprint.

Our website is https://cmb.tech. The information contained on or accessible through our website does not form a part of this annual report.

C.          Organizational structure

We were incorporated under the laws of Belgium on June 26, 2003. We own our vessels either directly at the parent level or indirectly through our wholly-owned vessel owning subsidiaries.

Our subsidiaries are incorporated under the laws of Belgium, Bermuda, Cyprus, France, Guernsey, Hong Kong, Ireland, Liberia, Luxembourg, Marshall Islands, Namibia, Norway, the Netherlands, Singapore, England and Wales.
Please see Exhibit 8.1 to this annual report for a list of our subsidiaries and joint ventures as of December 31, 2025.

D.          Property, Plants and Equipment

For a description of our fleet, please see "Item 4. Information on the Company—B. Business Overview—Our Fleet."

CMB.TECH Group lease office and/or warehouse space, and have the following leases in place as of April 1, 2026:

Company	Type of Property	Address	City	Country	Annual rent (USD)
CMB.TECH NV	Belgica Building	De Gerlachekaai 20	Antwerp	Belgium	$676,205.00
Euronav Ship Management SAS	Offices	Quai Ernest Renaud 15	Nantes	France	$33,828.00
CMB.TECH NV	Offices	Room 2503-05, 25/F, Harcourt house Gloucester Road Wanchai 39	Hong Kong	Hong Kong	$19,348.00
CMB.TECH Industry NV	Warehouse	Mexicostraat 9	Antwerp	Belgium	$36,942.00
CMB.TECH Industry NV	Warehouse	Benzineweg 1	Antwerp	Belgium	$77,550.00
H2Infra NV	Kaai 42A	Mexicostraat 11	Antwerp	Belgium	$31,833.00
CMB.TECH Netherlands	Offices	Trawlerkade 106	Ijmuiden	Netherlands	$20,376.00
CMB.TECH Netherlands	Offices	Absdaalseweg 53a	Hulst	Netherlands	$19,535.00
Windcat Workboats International BV	Warehouse	Loggerstraat 25	Ijmuiden	Netherlands	$66,887.00
Windcat Workboats International BV	Offices	Trawlerkade 104/104A/106	Ijmuiden	Netherlands	$117,782.00
CMB.TECH Technology & Development Centre Ltd	Offices	Units A & B, Prospect Way Wash Road	Brentwood	United Kingdom	$137,348.00
Windcat Workboats Ltd	Warehouse	Unit 7, Quayside Business Centre School Road	Lowestoft	United Kingdom	$11,877.00
Windcat Workboats Ltd	Workshop	Lowestoft Haven Marina School Road	Lowestoft	United Kingdom	$45,082.00
Windcat Workboats Ltd	Offices	Old Court Buildings Whapload Road	Lowestoft	United Kingdom	$85,506.00
Windcat Workboats Ltd	Warehouse	Units 1-3, Lowestoft Enterprise Park School Road	Lowestoft	United Kingdom	$40,396.00
Windcat Workboats Ltd	Warehouse	Wickham Road	Grimsby	United Kingdom	$24,238.00
CMB.TECH Norway AS	Offices	Haakon Vlls gate 1	Oslo	Norway	$424,164.00
Golden Ocean Shipping Co Pte Ltd.	Offices	1 Wallich Street #14-02 Guoco Tower	Singapore	Singapore	$727,973.00
TI Asia Ltd	Offices	Bay Tower II, The Gate, West Bay	Doha	Qatar	$26,392.00
CMB.TECH Namibia (Pty) Ltd	Offices	Unit 2 Bogey Close Street Fairways Estate	Walvis Bay	Namibia	$36,983.00
Windcat Workboats Ltd	Warehouse	Unit 16, Waveney Market West	Lowestoft	United Kingdom	$6,021.00

ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following management's discussion and analysis of the results of our operations and financial condition in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes, expectations, projections, intentions and beliefs about future events. Which are intended as "forward-looking statements." We caution that such assumptions, expectations, projections, intentions and beliefs about future events, which may and often do vary from actual results and the differences can be material. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information—D. Risk Factors" and elsewhere in this annual report.

For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2024, compared to the year ended December 31, 2023" contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 9, 2025 and incorporated by reference herein.

Factors affecting our results of operations
The principal factors which have affected our results of operations and which we expect to affect our future results of operations and financial position include:
–the spot rate and time charter market;
–the number of vessels in our fleet;
–utilization rates on our vessels, including actual revenue days versus non-revenue ballast and off-hire days;
–our ability to maintain and grow our customer relationships;
–economic, financial, regulatory, political and government conditions that affect the supply and demand of commodities (amongst others: crude oil, iron ore, coal, bauxite, containerized goods, chemical goods) and the shipping industry;
–the earnings on our vessels;
–gains and losses from the sale of assets and amortization of deferred gains;
–vessel operating expenses, including in some cases, the fluctuating price of bunker expenses when our vessels operate in the spot or voyage market;
–impairment losses on vessels;
–administrative expenses;
–potential liabilities arising from pending or future claims;
–depreciation, scrap value and the impact of steel prices;
–dry docking and special survey days, both expected and unexpected;
–our overall debt level and the interest expense and principal amortization;
–exchange rates;
–the European Ship Recycling regulation;
–IMO 2020: The MARPOL convention, Annex VI Prevention of Air Pollution from Ships which reduces the maximum amount of Sulfur that ships can emit into the air;
–the BWM Convention;
–embargoes on Russian oil;
–introduction of carbon emission tax regimes, such as the inclusion of shipping in the EU ETS;
–introduction of FuelEU Maritime regulation;
–weather conditions and natural disasters;
–changes in tax regimes in certain jurisdictions;
–geopolitical developments, sanctions, armed conflicts and related disruptions to trade routes and energy markets, including the conflicts in Ukraine and the Middle East, the recent escalation involving Iran, Israel and the United States, and developments in the Arabian Gulf, the Strait of Hormuz, the Red Sea and Bab el-Mandeb; and
–the impact of such developments on vessel deployment, voyage duration, utilization, bunker consumption and pricing, freight rates, chartering opportunities, war-risk and other insurance costs, crew safety, sanctions compliance, port accessibility and the overall efficiency of our operations;

Russian sanctions and trade realignment

The war in Ukraine and the sanctions and trade restrictions imposed on Russian oil and petroleum-related trade have materially altered seaborne trade patterns. Following the EU ban on Russian crude imports and related restrictions on maritime services, Russian crude and petroleum products that were previously sold to geographically closer European customers have increasingly been redirected to buyers in Asia, including India and China, generally resulting in longer voyage distances and a reconfiguration of tanker trading patterns.

Sanctions and related compliance measures have also contributed to the development of a separate fleet engaged in Russian-related trades. As a result, part of the global tanker fleet has effectively migrated outside mainstream trading activity, while charterers, traders and oil majors have increasingly applied contractual and compliance restrictions relating to Russian cargoes, counterparties and cargo histories. These developments have affected vessel availability, trading flexibility, sanctions screening requirements and freight market dynamics.

Sanctions affecting Russian energy and maritime trade have continued to evolve across the United States, the European Union and the United Kingdom. In the United States, OFAC significantly intensified sanctions on January 10, 2025 by targeting major Russian energy companies, more than 180 vessels and a broad range of oil traders, insurers and service providers. During 2025, the EU and the UK also adopted further measures, including additional actions targeting Russia’s shadow fleet and related actors. These developments have increased sanctions screening, contractual, insurance and counterparty risk and have contributed to continuing changes in trading patterns, vessel deployment and chartering conditions.

Red Sea disruption

Attacks on merchant shipping in the Red Sea and Bab el-Mandeb Strait since late 2023 have continued to disrupt normal trading patterns and have affected routing decisions, voyage duration, insurance costs and vessel utilization. The Bab el-Mandeb Strait is a critical maritime chokepoint linking the Red Sea with the Gulf of Aden and is an important route for container shipping as well as for product, chemical and other cargo trades. Disruption in this area can materially affect sailing distances, transit times, fuel consumption and the overall efficiency of global shipping routes.

As a result of the security situation, many shipowners and charterers have continued to avoid or limit transits through the area and have instead rerouted vessels around the Cape of Good Hope. This has increased sailing distances, voyage times, fuel consumption and related operating costs, while also affecting fleet availability and market capacity. For container shipping in particular, the impact has been significant because Red Sea and Suez Canal transits normally account for an important share of east-west trade flows. The effects on dry bulk and tanker markets have generally been more limited, but still relevant in particular trades and periods.

Industry reporting in late 2025 indicated that, although the frequency of attacks had at times declined, the threat had become more targeted and, in some instances, more lethal, with vessels linked to Israel by ownership, operation or trade remaining a principal focus. The security situation therefore remains volatile and may continue to affect routing, utilization, operating costs, insurance costs and freight market conditions. During 2025, attacks in the Red Sea resumed after periods of relative lull, including incidents resulting in vessel losses, fatalities and sharply higher war-risk insurance costs.

In addition, maritime security incidents in the broader region have included electronic interference, such as AIS or GPS disruption, which may create navigational, operational and compliance risks for commercial shipping. Any prolonged or renewed escalation in the Red Sea and Bab el-Mandeb area could continue to adversely affect commercially viable vessel deployment, voyage planning and the cost of operations.

Iran, the Arabian Gulf and the Strait of Hormuz

The recent escalation involving Iran, Israel and the United States has already had a significant impact on global shipping, energy markets and the broader economy. The Arabian Gulf and the Strait of Hormuz are critical to global oil and LNG trade, and disruption in this region has directly affected vessel movements, energy flows, insurance markets and overall market confidence. The Strait of Hormuz is one of the world’s most important oil transit chokepoints, with very limited alternative routes available for the volumes normally transported through it.

The conflict has materially disrupted commercial shipping in and around the Strait of Hormuz and has contributed to delays, traffic restrictions, damaged or stranded vessels, sharply higher war-risk and related insurance premiums, tighter underwriting conditions and increased uncertainty regarding safe and commercially viable vessel deployment in the region. These developments have also contributed to significant volatility in crude oil and product markets, higher bunker costs, increased voyage planning complexity and greater pressure on global supply chains and the wider economy.

The current situation has increased operational, financial and compliance risks for shipping companies, including in relation to routing, utilization, crew safety, insurance availability, counterparty performance and sanctions exposure. To the extent the conflict continues or expands, these effects are likely to persist and may further affect freight markets, liquidity, working capital, operating costs and chartering conditions.

Impact of inflation and interest rates risk on our business

Inflation in the United States of America, Eurozone and other countries continued to impact our business during 2025. Global price pressures remain influenced by geopolitical tensions, including the ongoing war in Ukraine and the continued instability in the Middle East, which have contributed to volatility in energy and commodity markets. These factors have continued to affect energy and input costs and may impact our operating expenses.

During 2025, central banks in developed economies continued to adjust monetary policy in response to evolving economic conditions and inflation outlooks. Several banks maintained a gradual shift toward more accommodative monetary policies that had begun in 2024 as inflation moderated and economic growth slowed in certain regions.

The European Central Bank, or ECB, continued reducing its key interest rates during 2025 following the series of rate cuts initiated in June 2024. These actions reflected progress in reducing inflationary pressures across Europe and more cautious economic growth outlook.

In the United States of America, the federal reserve also maintained a more accommodative policy stance compared to prior years, following the first reduction of the federal funds rate in September 2024.

The eventual implications of changing monetary policy and potentially changing long-term interest rates may impact the cost of capital for our business.

Material accounting policies

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards) which requires us to make estimates in the application of accounting policies based on the best assumptions, judgments and opinions of management.

The following is a discussion of our accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our material accounting policies, please see "Note 1—Material Accounting Policies "to our consolidated financial statements" included herein.

Revenue recognition

We generate a large part of our revenue from voyage charters, including vessels in pools that predominantly perform voyage charters. Under IFRS 15, revenue from contracts with customers, voyage revenue is recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met:

–the costs relate directly to the contract;
–the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future; and
–the costs are expected to be recovered.

Capitalized voyage expenses are amortized ratably between load port and discharge port.

Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. Our Management Board will, however, analyze each contract before deciding on its accounting treatment between operating lease and finance lease. We do not recognize time charter revenues during periods that vessels are off-hire.

For our vessels operating in pools, revenues and voyage expenses are pooled and allocated to the relevant pool's participants on a TCE basis in accordance with an agreed formula. The formulas in the relevant pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants' vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. We are obligated to provide vessel services to the relevant pool for a specified period, which obligation we fulfil by allocating participation days based on the contractual terms.

Through pooling mechanisms, we receive a weighted, average allocation, based on the total spot results earned by the total of pooled vessels, whereas results from direct spot employment are earned and allocated on a one-on-one basis to the individual vessel and thus owner of the according vessel.

Vessel useful lives and residual values

The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased plus any additional capital expenditures less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 30 years was used, for CTVs 15 years and for CSOVs 25 yeas. Following the signing of an extension of the contract with North Oil Company until 2032, the end of the useful economic life was set equal to the contract end date or approximately 30 years since build date. Newbuildings are depreciated from delivery from the construction yard.

If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.

We reviewed the residual value of its vessels, an accounting estimate, in accordance with the accounting policy. This did not result in a revised residual value as of 2025 compared to the financial year ended 2024.

The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialized yards is challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. We estimate the residual value of vessels as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton less supplemental costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments. We estimate scrap value per ton by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually.

Vessel impairment

The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. We define our Cash Generating Unit, or CGU, as a single vessel, unless such vessel is operated in a pool, in that case such vessel, together with the other vessels in such pool, are collectively treated as a CGU. We revise the carrying amounts of our CGUs at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We recognize an impairment loss in our income statement whenever the carrying amount of an asset or CGU exceeds its recoverable amount.

Vessels

We review following internal and external indicators to assess whether vessels might be impaired:

–the obsolescence or physical damage of an asset;
–significant changes in the extent or manner in which an asset is (or is expected to be) used that have (or will have) an adverse effect on the entity;
–a plan to dispose of an asset before the previously expected date of disposal;
–indications that the financial, operational or environmental performance of an asset is, or will be, worse than expected;
–cash flows for acquiring the asset, operating or maintaining it that are significantly higher than originally budgeted;
–net cash flows or operating profits that are lower than originally budgeted;
–net cash outflows or operating losses;
–market capitalization significantly below net asset value;
–a significant and unexpected decline in market value;
–significant adverse effects in the technological, market, economic, legal and regulatory environment including, but not limited to, vessel and crude oil supply and demand trends; and
–increases in market interest rates.

When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, we perform an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost of disposal. For assessing value in use and the assumptions used, we refer to the section "Calculation of recoverable amount" further down in the document.

Although we believe that our process to determine the assumptions used to evaluate the carrying amount of the assets, when required, are reasonable and appropriate, such assumptions are subject to judgment. We are continuously assessing the resilience of its projections to the business cycles that can be observed in the vessels market, and we have concluded that a business cycle approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including our expectation of the completion of the current cycle, we are better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. We forecast the current cycle based on our judgment, analyst reports and past experience. We use long term charter rates in the calculation when available.

We performed a review of the internal as well as external indicators of impairment to consider whether further testing was necessary and determined that there were no indications that any of our vessels might be impaired as of December 31, 2025.

Calculation of recoverable amount

The recoverable amount of an asset or CGU is the greater of its fair value less cost of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows, which are based on current market conditions, historical trends as well as future expectations, are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or CGU.

The carrying values of our vessels or our FSOs may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The value of an FSO is highly dependent on the value of the service contract under which the unit is employed.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations. We use a business cycle approach to forecast expected TCE rates. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgment, analyst reports and past experience.

The Weighted Average Cost of Capital, or WACC, used to calculate the value-in-use of our assets is derived from our actual cost of debt and the cost of equity is calculated by using the beta as calculated by an external party with the country premium and market risk of our direct competitors, which we believe reflects the appropriate cost of equity.

Estimated outflows for operating expenses and dry docking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved over the last 5 years, the vessels useful lifetime and estimates of residual values consistent with our depreciation policy.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include:

–loss or reduction in business from significant customers;
–unanticipated changes in demand for transportation of crude oil and petroleum products;
–changes in production of or demand for oil and petroleum products, generally or in particular regions;
–greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recycling;
–changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries; and
–EEXI and CII requirements.

Although we believe that the assumptions that we use to evaluate potential impairment are reasonable and appropriate at the time we make them, such assumptions are highly subjective and likely to change, possibly materially, in the future.

Our fleet—Vessel carrying values

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines prior to 2018 in many vessel classes and a recovery since then. As a result, the charter-free market value, or basic market value, of some of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment indicator analysis and if applicable, the impairment analysis discussed above, we concluded that for the years ended December 31, 2025 and 2024, no impairment was required in the Marine division.

The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2025 and December 31, 2024. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Material Accounting Policies—Vessel Impairment".

We believe that the future discounted cash flows, expected to be earned over the estimated remaining useful lifetime for those vessels that have experienced declines in market values below their carrying values, would exceed such vessels' carrying values (for vessels or for the CGU as appropriate and defined in the Material Accounting Policies- Vessel Impairment). For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel, if an agreement has been reached for such a sale, or an estimate of basic market value if an agreement for sale has not been reached as of the date of this annual report.

As a result of the acquisition of CMB.TECH Enterprises as per February 2024, and Golden Ocean as per March, 2025, the composition of the CMB.TECH fleet underwent a significant transformation, aligning with our strategic focus on diversification, decarbonization, and accelerated optimization. This diversification introduced a broader range of seagoing vessels within the Marine division, including crude oil tankers, dry bulk vessels, container ships, chemical tankers, CTVs, and other vessels not classified within these categories. The total number of vessels across these types as of December 31, 2025 and 2024, is presented in the table below.

			(In thousands of USD)
Vessel Type	Numbers of Vessels at December 31, 2025	Numbers of Vessels at December 31, 2024	Carrying Value at December 31, 2025	Carrying Value at December 31, 2024
Tankers	21	31	1,121,450	1,456,325
Dry bulk vessels	102	10	4,518,624	648,600
Container vessels	4	4	210,530	220,935
Chemical tankers	7	6	276,374	244,259
CSOVs	2	—	136,445
CTVs	44	40	60,097	43,784
Other	1	2	253	3,582
Vessels held for sale	11	5	361,865	165,583
Total	192	98	6,685,638	2,783,068
(1)As per December 31, 2025, there were no owned tanker vessels (December 31, 2024: zero) that had a carrying value which exceeded the individual market value.

(2)As per December 31, 2025, no owned dry bulk vessels (December 31, 2024: zero) had carrying values which exceeded their individual market values.
(3)As per December 31, 2025, no owned container vessels (December 31, 2024: zero) had carrying values which exceeded their individual market values.
(4)As per December 31, 2025, no owned chemical tanker vessels (December 31, 2024: zero) had carrying values which exceeded their individual market values.
(5)As per December 31, 2025, one owned crew transfer vessels (December 31, 2024: four) had carrying values which exceeded their individual market values by approximately $92 thousand.

(6)As per December 31, 2025, no owned other vessels (December 31, 2024: zero) had carrying values which exceeded their individual market values.
The table above only takes into account the fleet that is 100% owned by CMB.TECH and does not take into account the vessels under construction.

Vessels held for sale

We classify vessels whose carrying values are expected to be recovered primarily through sale rather than through continuing use as held for sale. This is the case when the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such vessels and its sale is highly probable (when it is significantly more likely than merely probable).

Immediately before classification as held for sale, we remeasure the vessels in accordance with our accounting policies. Thereafter, we measure the vessels at the lower of their carrying amount and fair value less cost of disposal. We recognize no impairment losses on the vessels held for sale.

We recognize impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement in profit or loss. We do not recognize gains are in excess of any cumulative impairment loss. We do not depreciate vessels classified as held for sale.

The Capesize vessels Belgravia and Golden Magnum are classified as held for sale as at December 31, 2025. Memoranda of Agreement were signed on October 29, 2025 and December 9, 2025, respectively. Their carrying value amounted to $21.4 million and $23.6 million and a net gain of $3.6 million and $4.5 million respectively was recognized upon delivery to the new owners in January, 2026.
On November 24, 2025, the Supervisory Board approved a coordinated divestment plan covering certain tanker and dry bulk vessels. In line with this plan and the active sale processes initiated prior to year-end, the following vessels are classified as non-current assets held for sale as at December 31, 2025. Six VLCC vessels, Hirado (2011), Hojo (2013), Antigone (2015), Daishan (2007), Dia (2015) and Aegean (2016), were marketed as a coordinated block-sale. Negotiations were at an advanced stage as at year-end and a Memorandum of Agreement for all six vessels was signed on January 7, 2026. Delivery took place during the first quarter of 2026. The vessels generated a combined net gain of $261.2 million and were recognized in the first quarter of 2026.

The Suezmax vessels Sienna (2007) and Stella (2011) were also included in the approved disposal plan. Marketing commenced in December 2025 and management expects completion within twelve months. The vessels are classified as held for sale for a total combined carrying value of $32.9 million.

The Capesize vessel Golden Myrtalia was approved for sale on November 24, 2025 and actively marketed before year-end. Although no agreement had been signed as at December 31, 2025, management expects completion within twelve months. The vessel is classified as held for sale with a carrying value of $25.2 million.

Fleet Development
The following table summarizes the development of our fleet as of the dates presented below:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
TANKER (VLCC + SUEZMAX)
At start of period	33	52	62
Acquisitions	1	3	5
Dispositions	-7	-22	-13
Chartered-in	0	0	-2
At end of period	27	33	52
Newbuildings on order	6	7	5
FSO
At start of period	2	2	2
Acquisitions	0	0	0

Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	2	2	2
Newbuildings on order	0	0	0
TUGBOAT
At start of period	1	0	0
Acquisitions	0	0	0
Business combination²	0	1	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	1	1	0
Newbuildings on order	0	0	0
MHUV 2010
At start of period	0	0	0
Acquisitions	0	0	0
Business combination²	0	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	0	0	0
Newbuildings on order	1	1	0
MP-ASV
At start of period	0	0	0
Acquisitions	0	0	0
Business combination²	0	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	0	0	0
Newbuildings on order	1	0	0
FERRY[1]
At start of period	1.5	0	0
Acquisitions	0	0	0
Business combination²	0	1.5	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	1.5	1.5	0
Newbuildings on order	0	0	0
CSOV
At start of period	0	0	0
Acquisitions	2	0	0
Business combination²	0	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	2	0	0
Newbuildings on order	4	6	0
CONTAINER
At start of period	4	0	0
Acquisitions	0	3	0
Business combination²	0	2	0
Dispositions	0	-1	0
Chartered-in	0	0	0
At end of period	4	4	0
Newbuildings on order	1	1	0

CHEMICAL
At start of period	6	0	0
Acquisitions	1	4	0
Business combination²	0	2	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	7	6	0
Newbuildings on order	7	2	0
DRY BULK
At start of period	10	0	0
Acquisitions	8	7	0
Business combination²	91	3	0
Dispositions	-4	0	0
Chartered-in		0	0
At end of period	105	10	0
Newbuildings on order	10	18	0
CTV[1]
At start of period	47	0	0
Acquisitions	2	1	0
Business combination²	0	46	0
Dispositions	-1	0	0
Chartered-in	0	0	0
At end of period	48	47	0
Newbuildings on order	3	5.5	0
PRODUCT TANKER
At start of period	0	0	0
Acquisitions	0	0	0
Business combination²	0	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	0	0	0
Newbuildings on order	2	2	0
COASTER
At start of period	0	0	0
Acquisitions	0	0	0
Business combination²	0	0	0
Dispositions	0	0	0
Chartered-in	0	0	0
At end of period	0	0	0
Newbuildings on order	2	2	0
TOTAL FLEET
At start of period	104.5	54	64
Acquisitions	14	18	5
Business combination²	91	55.5	0
Dispositions	-12	-23	-13
Chartered-in	0	0	-2
At end of period	197.5	104.5	54
Newbuildings on order	37	43.5	5
1 This table includes the vessels that we owned through joint venture entities as per December 31, 2025, which we recognized in our income statement using the equity method, valued at our respective share of economic interest. Furthermore, the table also includes charter-in agreements.
² Business combination means the amount of vessels that are acquired at the moment of our takeover of Golden Ocean.

Vessel acquisitions and charter-in agreements

On January 11, 2023, we took delivery of the VLCC Cassius (2023 - 299,158 dwt) and on February 28, 2023, we took delivery of the VLCC Camus (2023 - 299,158 dwt), both constructed at Hyundai Samho Heavy Industries in South Korea.
On December 24, 2019, we entered into a sale and leaseback agreement for the VLCC Nautica (2008 - 307,284 dwt) with Taiping and Sinopec TJ4 Shipping Leasing Co. We have leased back the vessel under a bareboat contract. At the end of the bareboat contract, on April 3, 2023, we purchased the vessel and it was delivered to Euronav Luxembourg.

On May 30, 2023, we took delivery of the VLCC Clovis (2023 - 299,158 dwt) and on July 11, 2023, we took delivery of the VLCC Brugge (2023 - 299,158 dwt) both constructed at Hyundai Samho Heavy Industries (HSHI) in South Korea.

On August 16, 2023, we announced the purchase of one VLCC newbuilding including the option for a second VLCC new build to be lifted in the coming two months. The purchase has cost $112.2 million with highly favourable payment terms and schedule. We expect the vessel to be delivered in the third quarter of 2026.

On September 7, 2023, we announced we concluded a two-year time charter with a blue chip partner for the VLCC Donoussa (2016 – 299.999 dwt). This contract started immediately and will generate approximately $24 million in cash over the duration of the contract.

On December 30, 2019, we entered into a sale and saleback agreement for the VLCC Nectar (2008 - 307,284 dwt) with Taiping & Sinopec Financial Leasing Ltd Co. We leased back the vessel under a bareboat contract. At the end of the bareboat contract, on September 27, 2023, we purchased the vessel and delivered it to Euronav Luxembourg.

On October 12, 2023, we announced we exercised the option for a second VLCC newbuild. The purchase has cost $112.2 million with highly favorable payment terms and schedule. We expect the the vessel to be delivered in the third quarter of 2026.

On October 26, 2023, we also took delivery of the Suezmax Brest (2023 - 156,851 dwt).

On December 7, 2023, we announced we exercised the option for one additional VLCC at Qingdao Beihai (China) and ordered two Suezmax vessels at Daehan Shipbuilding (South Korea). The vessel is expected to be delivered in the fourth quarter of 2026 and have ammonia ready engines. Furthermore, CMB.TECH has concluded two newbuilding ice classed Suezmax orders at Daehan Shipbuilding. These two new ships have been long term time chartered to Valero. Delivery of these vessels is expected in April/May 2026 when each of the time charter contracts will begin.

On February 6, 2024, we took delivery of the Suezmax Bristol (2024 – 156,851 dwt).

On February 12, 2024, we announced a partnership with Yara Clean Ammonia, North Sea Container Line and Yara International, for the commissioning of the world's first ammonia-powered container ship, Yara Eyde. This pioneering vessel, constructed at Qingdao Yangfan Shipbuilding, marks a significant milestone in decarbonizing shipping, operating on clean ammonia between Norway and Germany. Owned by Delphis, a division of CMB.TECH, and operated by NCL Oslofjord AS, this collaboration sets a new standard for sustainable maritime transport.

On February 26, 2024, we announced we entered into an agreement with China Merchants Jinling Shipyard (Yangzhou) Dingheng Co. for two product tanker newbuilding contracts. We expect the vessels will be delivered in the fourth quarter of 2026 and have been chartered to a strong counterparty for 10 years upon delivery from the shipyard.

On March 19 2024, we took delivery of the fourth super-eco Newcastlemax Mineral France (2024 – 210,000 dwt).

On March 20, 2024, we concluded an order for two Newcastlemax vessels and one additional VLCC at Qingdao Beihai Shipyard (China). We expect the vessels will be delivered in the first and second quarter of 2027. The Company at that time had five VLCCs and still twenty-four Newcastlemax vessels on order at Qingdao Beihai Shipyard.

On April 4, 2024, we announced two newbuilding ice classed Suezmax orders at Daehan Shipbuilding have been long term time chartered to Valero. Delivery of these vessels is expected in April and May of 2026 when each of the time charter contracts will begin.

On April 12, 2024, we took delivery of the chemical tanker Bochem Casablanca (2024 - 25,000 dwt).

On May 13, 2024, we took delivery of the container vessel CMA CGM Baikal. We subsequently sold this vessel and booked a capital gain of $15.6 million in the second quarter of 2024.

On May 23, 2024, we and Damen signed a collaboration agreement for four hydrogen-powered tugboats. Built by Damen, these vessels use our innovative dual fuel hydrogen technology which will significantly reduce emissions.

On May 24, 2024, we took delivery of the Windcat 57, the first CTV of the new hydrogen-powered MK5 series. The unit is deployed in Scotland.

On June 10, 2024, we announced the order of two newbuild CTVs for FRS Windcat Polska, together with Gdansk based shipyard ALU International. The contract includes the option to order additional vessels at a later stage. The CTVs will have Windcat's newest MK5 vessel design, with a dual fuel hydrogen engine as a standard.

On June 24, 2024, we took delivery of the fifth super-eco Newcastlemax Mineral Deutschland (2024 – 210,000 dwt).

On June 28, 2024, we took delivery of the chemical tanker Bochem Shanghai (2024 – 25,000 dwt).

On August 5, 2024, we took delivery of the sixth super-eco Newcastlemax Mineral Italia (2024 - 210,000 dwt).

On August 6, 2024, we took delivery of the container vessel CMA CGM Etosha (2024 - 6,000 TEU).

On August 8, 2024, we took delivery of the chemical tanker Bochem New Orleans (2024 - 25,000 dwt).

On August 20, 2024, we announced the expansion of our Windcat fleet with an additional CSOV on order. This is the sixth order for the future-proof Elevation Series CSOV developed together with Damen.

On August 20, 2024, we announced a long-term charter for Suezmax Helios (2024 - 156,000 dwt).

On August 20, 2024, we announced a two-year time charter for the Suezmax Fraternity (2009 - 157,714 dwt).

On August 20, 2024, we announced a long-term charter for one of its newbuilding Chemical Tankers (January 2026 - 26,000 dwt). The vessel has been chartered for seven years upon delivery from the shipyard to Ultratank. Additionally, a sister-vessel scheduled for delivery during the fourth quarter of 2025 will be commercially managed by Ultratank.

On August 28, 2024, we took delivery of the seventh super-eco Newcastlemax Mineral Danmark (2024 - 210,000 dwt).

On October 8, 2024, we took delivery of the eighth super-eco Newcastlemax Mineral Eire (2024 - 210,000 dwt).

On October 10, 2024, we took delivery of the Suezmax Helios (2024 - 157,000 dwt).

On October 15, 2024, we took delivery of the chemical tanker Bochem Brisbane (2024 - 25,000 dwt).

On October 16, 2024, we took delivery of the container vessel CMA CGM Dolomites (2024 - 6,000 TEU).

On October 21, 2024, we took delivery of the ninth super-eco Newcastlemax Mineral Hellas (2024 - 210,000 dwt).

On November 7, 2024, we announced a long-term charter for one of its newbuilding Chemical Tankers (October 2025 - 26,000 dwt. The vessel has been chartered for seven years upon delivery from the shipyard to Ultratank.

On November 22, 2024, we took delivery of the tenth super-eco Newcastlemax Mineral Espana (2024 - 210,000 dwt).

On November 25, 2024, we took delivery of the Suezmax Orion (2024 - 157,717 dwt).

On January 7, 2025, the Newcastlemax Mineral Portugal (2025 – 210,000 dwt) was delivered.

On January 23, 2025, the Newcastlemax Mineral Osterreich (2025- 210,000 dwt) was delivered.

On February 10, 2025, the CTV Hydrocat 60 became operational.

On March 24, 2025, we announced that we signed an agreement with Mitsui O.S.K. Lines, Ltd., or MOL, and MOL CHEMICAL TANKERS PTE. LTD., or MOLCT, for nine ammonia-powered vessels. These vessels will be among the world's first ammonia-powered Newcastlemax bulk carriers and chemical tankers. The delivery of these ships is expected between 2026 and 2029.

On April 9, 2025, the Company took delivery of the CTV TSM Windcat 59.

On April 10, 2025, the Newcastlemax Mineral Suomi (2025 – 210,000 dwt) was delivered.

On April 23, 2025, the Newcastlemax Mineral Sverige (2025 – 210,000 dwt) was delivered.

On April 24, 2025, Fortescue and Bocimar, part of CMB.TECH, have signed an agreement for an ammonia-powered Newcastlemax featuring a dual fuel engine. The 210,000 dwt vessel is part of CMB.TECH’s series of large dry bulk carriers currently on order at Qingdao Beihai Shipyard and is expected to be delivered to Fortescue by the end of next year.

On May 23, 2025, we took delivery of Newcastlemax Mineral Polska (2025 - 210,761 dwt).

On June 23, 2025, we took delivery of Newcastlemax Mineral Cesko (2025 - 210,761 dwt).

On July 2, 2025, we took delivery of the CTV Windcat 58.

On July 24, 2025, we took delivery of the CSOV Windcat Rotterdam.

On August 8, 2025, we took delivery of Newcastlemax Mineral Slovensko (2025- 210,761 dwt).

On September 18, 2025, we took delivery of Chemical tanker Bochem Santos (2025 - 25,000 dwt).

On September 26, 2025, we took delivery of Newcastlemax Mineral Slovenija (2025 - 210,000 dwt).

On October 20, 2025, we announced that the time charter of the VLCC Donoussa (2016, 299,999 dwt) is extended for another 11 months, until October 2026.

On November 10, 2025, we took delivery of VLCC Atrebates (2025 - 319,000 dwt).

On November 26, 2025, we ordered one Multi-Purpose Accommodation Service Vessel (MP-ASV) (CSOV XL) with an option of five more.

On December 19, 2025, we took delivery of the CSOV Windcat Amsterdam.

Vessel sales and redeliveries

On February 21, 2023, we announced that we sold the Suezmax Cap Charles (2006 - 158,881 dwt). The vessel was debt free and the sale generated a gain of $22.1 million.

On July 17, 2023, we sold the VLCC Nautica (2008 - 307,284 dwt). The vessel was debt free and the sale generated a gain of $25.1 million.

On October 9, 2023, we announced that Frontline would acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion. At the end of 2023, 11 VLCCs were sold: Alex (2016 - 299,445 dwt), Amundsen (2017 - 298,991 dwt), Arafura (2016 - 298,991 dwt), Ardeche (2017 - 298,642 dwt), Cassius (2023 - 299,158 dwt), Clovis (2023 - 299,158 dwt), Dalis (2020 - 299,995 dwt), Dickens (2021 - 299,550 dwt), Diodorus (2021 - 300,200 dwt), Drenec (2016 - 299,999 dwt) and Heron (2017 - 297,363 dwt).

On March 15, 2024, we sold the N-class vessels Noble, Nectar and Newton for a net sale price after commission of $161.9 million. The vessels were all delivered during the second quarter of 2024 and the net gain of $79.0 million on the transaction was recognized in the consolidated statement of profit or loss.

On November 19, 2021, we agreed to sell the container vessel CMA CGM Baikal for a net sale price of $71.5 million. The vessel was delivered to its new owners in the second quarter of 2024 and a net gain of $15.6 million was booked in the consolidated statement of profit or loss.

On September 25, 2024, we sold two Suezmax vessels, Sapphira (2008 - 150,205 dwt) and Statia (2006 - 150,205 dwt) for a net sale price of $45.5 million and $41.3 million respectively. The sale price generated a combined gain of $61.4 million and was recorded in the consolidated statement of profit or loss in the third quarter of 2024.

On December 2, 2024, we agreed to sell three Suezmax vessels Selena (2007 - 150,205 dwt), Cap Victor (2007 - 158,853 dwt) and Cap Felix (2008 - 158,765 dwt) for a net sale price after commission of $38.2 million, $39.0 million and $42.3 million respectively. The sale price generated a combined gain of $71.1 million and was recorded in the consolidated statement of profit or loss in the fourth quarter of 2024.

On May 21, 2024, we sold the VLCC Alsace (2012 - 320,350 dwt) for $96.9 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024. The VLCC has successfully been delivered to its new owner during the first quarter of 2025 generating a gain of $27.5 million.

On December 31, 2024, we sold the VLCC Cap Lara (2007 - 158,826 dwt) for $33.2 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $14.4 million. The vessel was delivered to her new owner on March 10, 2025, generating a net gain of $18.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2025.

On December 18, 2024, the Windcat 6 was also sold after 18 years of service. The sale generated a gain of $0.2 million. The vessel was delivered to its new owner on March 13, 2025.

On March 14, 2025, we sold the VLCC Iris (2012 - 314,000 dwt) for a net sale price after commission of $100.0 million. The vessel was delivered during the second quarter of 2025 and the net gain of $57.1 million on the transaction was recognized in the consolidated statement of profit or loss.

On June 25, 2025, the vessel Golden Ioanari was successfully delivered to her new owners. The sale was completed on March 21, 2025. The vessel had a carrying amount equal to the agreed sale price. As a result, no gain or loss was recognized on the transaction.

On April 3, 2025, we sold the vessel Golden Keen for a net sale price of $16.8 million. The vessel was delivered on June 2, 2025, and a gain of $0.2 million was recognized in the consolidated statement of profit or loss.

On April 16, 2025, we sold VLCCs Hakata (2010, 302,550 dwt) & Hakone (2010, 302,624 dwt) for a net sale price of $57.8 million and $55.6 million respectively. The vessels were delivered to their new owners in the third quarter of 2025, generating a total gain of $39.3 million.

On September 19, 2025, we sold the capesize Battersea (2009, 169390.000 dwt) for a net sale price of $24.1 million. The vessel was delivered to her new owners on October 24, 2025, generating a gain of $2.4 million.

On September 26, 2025, we sold the VLCC Dalma (2007 - 306,543 dwt) for a net sale price of $47.3 million. The vessel was delivered to her new owners on December 15, 2025 generating a gain of $26.4 million.

On August 25, 2025, we sold Suezmax vessel Sofia (2010 - 165,000 dwt) for a net sale price of $40.1 million. The vessel was delivered to her new owners on October 30, 2025, generating a gain of $20.4 million.

Capesize Golden Zhoushan (2011 - 175,834 dwt) was delivered to its new owner during the fourth quarter of 2025, no gain was recorded following the sale of the vessel.

Digital transformation efforts:

During 2025, we continued to advance its digital transformation initiatives to support a unified, resilient, and scalable operating environment across the consolidated Group. These initiatives are intended to reinforce the stability of core systems, enhance the quality and consistency of underlying data, and ensure that our technology landscape appropriately reflects the expanded organizational structure following the integration of CMB, former Euronav and Golden Ocean activities.

A principal area of focus remained the consolidation of the enterprise IT environment. In 2024 and 2025, the Group completed the migration of all employees and collaboration tools to a single Microsoft 365 tenant and finalized the unification of legacy identity and access management domains. Former Euronav entities were transitioned to the Group’s consolidated financial and collaboration platforms as of January 1, 2025. The onboarding of former Golden Ocean users took place later in the process, in November 2025, ensuring the alignment of mail, storage, collaboration, and authentication services under a single and secure framework. Golden Ocean fleet will transit to Imos, our operational system, as of Q3 2026.

In maritime operations, the Group completed the migration of all former Euronav vessels to the IMOS Voyage Management System in November 2024, thereby establishing a single voyage‑management environment across the fleet. The platform supports standardized operational and financial workflows and facilitates more coherent consolidation of voyage‑related information across the enlarged organization.

In 2024, the Group divested its internally (former Euronav) developed vessel‑performance platform FAST to ZeroNorth. Following this divestment, CMB.TECH initiated a phased transition to ZeroNorth’s performance‑management platform. All vessels, including those originating from CMB, Euronav and Golden Ocean, have been onboarded or are in the final stages of onboarding, with full transition expected by early 2026. This move consolidates the Group’s vessel‑performance and optimisation tools within a single ecosystem and supports greater transparency, consistency, and alignment in operational analysis.

In support of the Group’s objective to strengthen data governance and analytical capability, we continue the development of a modern data platform designed to provide assured, high‑quality data for reporting, dashboarding, and analytical use. This platform supports the consistent capture, processing, and availability of business and operational data across the organization and serves as a foundation for standardized reporting and future data‑driven initiatives.

Taken together, these initiatives reinforce the Group’s technology foundations, promote standardized ways of working across the integrated organization, and strengthen the reliability and completeness of the information used in management and operational processes. The actions undertaken during the year represent continued progress toward a more cohesive, efficient, and future‑oriented digital architecture aligned with the Group’s long‑term strategic objectives.

A.  Operating results

Year ended December 31, 2025, compared to the year ended December 31, 2024.

Total shipping income and voyage expenses and commissions

Please see "Item 4—Information on the Company— B. Business Overview", which contains a description of the Marine Division 2025 market.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2025 and 2024:

(USD in thousands)	2025	2024	$ Change	% Change
Voyage charter and pool revenues	969,694	682,654	287,040	42%
Time charter revenues	696,386	257,593	438,793	170%
Other operating income	29,756	50,660	(20,904)	(41)%
Gains on disposal of vessels/other tangible assets	192,568	635,019	(442,451)	(70)%
Total shipping revenues	1,888,404	1,625,926	262,478	16%
Voyage expenses and commissions	(362,155)	(174,310)	(187,845)	108%

Total shipping revenues for the year ended December 31, 2025 showed a mild relative increase compared with the year ended December 31, 2024.

Our voyage charter and pool revenues increased by 42%, or $287.0 million, to $969.7 million for the year ended December 31, 2025, compared to $682.7 million for 2024. We attribute the increase primarily to the acquisition of Golden Ocean and the delivery of newbuild vessels and thus mainly due to a higher number of vessels operating in the spot market in 2025 compared to 2024.

Time charter revenues increased by 170%, or $438.8 million, to $696.4 million for the year ended December 31, 2025, compared to $257.6 million for 2024. We attribute the increase in time charter revenue is primarily due to a higher number of vessels engaged in long-term time charters in 2025 compared to 2024, mainly following the acquisition of Golden Ocean as per March 12, 2025.

Other income decreased by 41% or $20.9 million, to $29.8 million for the year ended December 31, 2025, compared to $50.7 million for 2024. Other operating income includes revenues related to the standard business operation of the fleet and that are not directly attributable to an individual voyage. The decrease in other operating income is mainly due to one off items in 2024 related to the sale of Euronav Ship Management Hellas, received liquidated damages resulting from the sale of the N-class vessels (Noble, Nectar and Newton) and to claim settlements.

For the gains on disposal of vessels/other tangible assets, please see section 'net gain (loss) on lease terminations and net gain (loss) on the sales of assets'.

The voyage expenses and commissions increased by 108% or $187.8 million, to $362.2 million for the year ended December 31, 2025, compared to $174.3 million for 2024. This increase is primarily attributed to an increase in bunker related expenses and other voyage-related expenditures due to more vessels on the water.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets

The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2025 and 2024:

(USD in thousands)	2025	2024	$ Change	% Change
Net gain on sale of assets	192,564	635,017	(442,453)	(70)%

Net gain on sale of assets. Net gain (loss) decreased by 70%, or $442.5 million, to a net gain of $192.6 million for the year ended December 31, 2025, compared to a net gain of $635.0 million for 2024.

The net gain on the sale of assets amounted to $192.6 million in 2025, resulting from gains from the sale of the following vessels:

•5 VLCCs (Alsace, Iris, Hakata, Hakone and Dalma): total of $150.3 million
•Suezmaxes Cap Lara and Sofia: $39.2 million
•CTV Windcat 6: $0.2 million
•Dry bulk vessels Golden Ioanari, Golden Keen and Battersea: $2.6 million
•Corporate: $0.3 million

The net gain on sale of assets of $635.0 million in 2024, resulting from gains from the sale of the following vessels:
•13 VLCCs from the Frontline agreement: total of $372.7 million
•ULCC Oceania: $34.8 million
•VLCCs Noble, Nectar and Newton: $79.0 million
•Container vessel CMA CGM Baikal: $15.6 million
•Suezmaxes Sapphira and Statia: $61.4 million
•Suezmaxes Selena, Cap Victor and Cap Felix: $71.1 million
•Corporate: $0.4 million

Raw materials and consumables

The following table sets forth our raw materials and consumables expenses for the years ended December 31, 2025 and 2024:

(USD in thousands)	2025	2024	$ Change	% Change
Raw materials and consumables	10,265	3,735	6,530	175%

Raw materials and consumables increased by 175%, or $6.5 million, to $10.3 million for the year ended December 31, 2025, compared to $3.7 million for 2024.

The increase in raw materials and consumables is primarily driven by inventory movements within the H2 Industry segment. The segment recorded a significant decrease in inventories of work‑in‑progress and finished vehicles, as well as scrapping of semi‑finished products, which together resulted in an impact of $6.0 million.

Vessel operating expenses

Vessel operating expenses relate mainly to the crewing expenses (including crew bonuses), technical and other costs (including shore staff working entirely on ship management) which are needed to operate vessels. For more information about our crew and technical management, we refer to "Item 4—Information on the Company B. Business Overview— B.04. Technical and Commercial Management of our vessels."

The following table sets forth our vessel operating expenses for the years ended December 31, 2025 and 2024:

(USD in thousands)	2025	2024	$ Change	% Change
Total tankers operating expenses	131,671	150,252	(18,581)	(12)%
Total dry bulk vessels operating expenses	229,750	12,367	217,383	1758%
Total container vessels operating expenses	9,253	5,720	3,533	62%
Total chemical tankers operating expenses	17,394	9,828	7,566	77%
Total crew transfer and Commissioning Service Operations vessels operating expenses	32,136	21,304	10,832	51%
Total other operating expenses	205	175	30	17%
Total vessel operating expenses	420,409	199,646	220,763	111%

Total vessel operating expenses increased by 111%, or $220.8 million, to $420.4 million during the year ended December 31, 2025, compared to $199.6 million for 2024. In 2025, these expenses were higher compared to 2024, mainly resulting from the acquisition of Golden Ocean as of March 12, 2025.

General and administrative expenses

The following table sets forth our general and administrative expenses for the years ended December 31, 2025 and 2024:

(USD in thousands)	2025	2024	$ Change	% Change
General and administrative expenses	141,975	77,766	64,209	83%

General and administrative expenses include, amongst others, shore staff wages excluding shore staff working entirely on ship management, director fees, office rental, consulting fees, audit fees and tonnage tax, increased by 83%, or $64.2 million, to $142.0 million for the year ended December 31, 2025, compared to $77.8 million for 2024.

This increase is mainly due to the acquisition of Golden Ocean as per March 12, 2025.
Depreciation and amortization expenses

The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2025 and 2024:

(USD in thousands)	2025	2024	$ Change	% Change
Depreciation and amortization expenses	387,968	166,029	221,939	134%

Depreciation and amortization expenses increased by 134%, or $221.9 million, to $388.0 million for the year ended December 31, 2025, compared to $166.0 million for 2024.

This increase is mainly due to the acquisition of Golden Ocean as per March 12, 2025.
Net finance expenses

The following table sets forth our finance expenses for the years ended December 31, 2025 and 2024:

Recognized in profit or loss

(in thousands of USD)	2025	2024	$ Change	% Change
Interest income	6,539	15,895	(9,356)	(59)%
Dividends	5,351	1,050	4,301	100%
Foreign exchange gains	10,986	21,744	(10,758)	(49)%
Finance income	22,876	38,689	(15,813)	(41)%

Interest expense on financial liabilities measured at amortized cost	(375,286)	(145,562)	(229,724)	158%
Interest leasing	(3,537)	(275)	(3,262)	1186%
Fair value adjustment on interest rate swaps	(3,407)	—	(3,407)
Other financial charges	(14,296)	(9,249)	(5,047)	55%
Foreign exchange losses	(33,291)	(14,253)	(19,038)	134%
Finance expense	(429,817)	(169,339)	(260,478)	154%

Net finance expense recognized in profit or loss	(406,941)	(130,650)	(276,291)	211%

Finance income was lower during the year ended December 31, 2025 compared to December 31, 2024 primarily due to lower interest income earned during the period and reduced foreign exchange gains.

Finance expenses significant increased in the year ended December 31, 2025 compared to December 31, 2024. The increase is primarily attributable to higher interest expenses on financial liabilities, driven by a higher average outstanding debt position during the period. This reflects financing costs incurred in connection with the completion of the Golden Ocean transaction, refinancings concluded during the year, and the expansion and increased total value of the fleet.

Share of results of equity accounted investees, net of income tax

The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2025 and 2024:

(USD in thousands)	2025	2024	$ Change	% Change
Share of results of equity accounted investees	(882)	920	(1,802)	(196)%

The result of the equity accounted investees decreased by 196%, or $1.8 million, to $(0.9) million for the year ended December 31, 2025, compared to a result of $0.9 million for 2024.

More details can be found under Note 26 - Investments.

Income tax benefit/(expense)

The following table sets forth our income tax benefit/(expense) for the years ended December 31, 2025 and 2024:

(USD in thousands)	2025	2024	$ Change	% Change
Income tax benefit (expense)	(10,185)	(1,893)	(8,292)	438%

The income tax expenses increased by 438%, or $8.3 million, to $10.2 million for the year ended December 31, 2025, compared to an expense of $1.9 million for 2024.

More details can be found under Note 7 - Income tax benefit (expense).

B.    Liquidity and capital resources
We operate in a capital intensive industry and have historically financed our purchase of vessels and other capital expenditures through a combination of cash generated from operations, equity capital, bonds, borrowings from commercial banks and the occasional issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for vessels, within the different segments in which we are active, cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity. Being a diversified shipping company mitigates the cyclical nature of the industry by ensuring more stable revenue streams and reducing vulnerability to fluctuations in supply and demand within a single segment.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. We hold cash and cash equivalents primarily in U.S. dollars with some balances held in British Pounds, Euros and to a limited degree other currencies.

As of December 31, 2025 and December 31, 2024, we had $146.5 million and $38.9 million in cash and cash equivalents, respectively.

Our short-term liquidity requirements relate to payment of operating costs (including dry docking repairs, installation of water ballast treatment systems and green retrofits), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledged under borrowings from commercial banks.

Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. We generally receive revenues from time charters and bareboat charters monthly in advance. We receive revenues from FSO service contracts monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of December 31, 2025 and December 31, 2024, we had $176.2 million and $83.1 million in available syndicated credit lines.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or second hand vessels (see Note 8 - Property, plant and equipment - Capital commitments) and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new bonds and notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of December 31, 2025 and December 31, 2024, we had $392.3 million and $308.6 million in available committed secured revolving credit facilities, respectively.

Net cash from operating activities during the year ended December 31, 2025 was $443.5 million, compared to $458.0 million during the year ended December 31, 2024. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical vessel rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2025 will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this annual report.

As of December 31, 2025 and December 31, 2024, our total indebtedness was $5,549.8 million and $2,622.3 million respectively. The increase in 2025 was mainly a result of expenditures in connection with our acquisition of Golden Ocean as per March 12, 2025.

We expect to finance our funding requirements with cash on hand, operating cash flow and bank debt or other types of debt financing. In the event that our cash flow from operations does not enable us to satisfy our short-term or medium- to long-term liquidity requirements, we will also have to consider alternatives, such as raising equity, issuing bonds or new convertible notes, which could dilute shareholders, or selling assets (including investments), which could negatively impact our financial results, depending on market conditions at the time, establish new loans or refinancing of existing arrangements.

Our Borrowing Activities

	Amounts drawn as of
(USD in thousands)	December 31, 2025	December 31, 2024
CMB.TECH Credit Facilities
$950.0 Million Senior Secured Credit Facility	735,000	750,000
$182.5 Million Senior Secured Credit Facility	45,049	167,250
$161.1 Million Sustainability-linked Senior Secured Credit Facility	123,593	148,727
$129.8 Million Senior Secured Credit Facility	25,950	25,950
$41.8 Million Senior Secured Credit Facility	41,109	—
€151.2 Million Senior Secured Credit Facility	121,750	86,925
€154.7 Million Sustainability-linked Senior Secured Credit Facility	91,364	34,276
$152.0 Million Senior Secured Credit Facility	67,425	72,504
$280.0 Million Senior Secured Credit Facility	175,855	189,216
$224.0 Million Senior Secured Credit Facility	162,773	115,733
€77.9 Million Senior Secured Credit Facility	46,998	43,921
€1.25 Million Unsecured Credit Line Facility	1,469	1,299
€1.25 Million Unsecured Credit Line Facility	1,469	1,299
€8.8 Million Senior Secured Credit Facility	8,272	8,228
$392.7 Million Senior Secured Credit Facility	168,861	—
$1.4 Billion Bridge Credit Facility	122,522	—
$26.3 Million Senior Secured Credit Facility	2,025	—
$68 Million Senior Secured Credit Facility	—	—
$57.5 Million Senior Secured Credit Facility	20,084	—
$105.1 Million Senior Secured Credit Facility	74,100	—
$2 Billion Senior Secured Credit Facility	1,194,659	—

Credit Line Facilities
€80 Million Unsecured Credit Line	—	27,500
€150 Million Unsecured Credit Line	—	—

Senior unsecured bond
Senior Unsecured Bond	200,000	200,000

Treasury notes program
Treasury Notes Program	43,063	63,009

Other borrowings
Other borrowings	2,119,736	700,076

Total interest bearing debt	5,593,128	2,635,913

CMB.TECH credit facilities
€80.0 million unsecured credit line facility
On April 7, 2021, we entered into an €80 million ($88.4 million) unsecured revolving credit facility. We concluded this facility with a range of commercial banks and the support of Gigarant, with sustainability and emission reductions as a component of the margin pricing points. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2021 will be supported by compliance with the Poseidon Principles. The facility has a duration of a minimum of three years, with two one-year extension options. We subsequently exercised these extension options and the facility will mature on April 7, 2026. On December 19, 2025, we have prepaid the outstanding balance in full and terminated the facility.

$161.1 million sustainability-linked senior secured credit facility

On June 21, 2022, we entered into a $161.1 million senior secured amortizing term loan facility to finance the acquisition of the 50% ownership in the FSO joint ventures. At the same time we repaid the existing facilities for the FSO joint venture companies which were maturing in July 2022 and September 2022. On September 2, 2024, we amended and restated the facility to reflect an increased commitment at that time of $45.0 million. The facility carries a rate of daily compounded SOFR plus a margin of 2.15% with a margin adjustment of plus or minus 10 bps. The facility is linked to our sustainability performance. The commercial terms include a reduction of the interest rate when we achieves targets in relation to two sustainability KPI's. The facility has a duration of 7.75 years with maturity on March 30, 2030. As of December 31, 2025 and December 31, 2024, the outstanding balance under this facility was $123.6 million and $148.7 million respectively.

$ 950.0 million senior secured credit facility
On November 7, 2023, we entered into a $1,290.0 million secured loan facility with a syndicate of banks. This facility initially comprised of a $725.0 million revolving credit facility, a transition term loan facility of up to $375.0 and a newbuild term loan facility of up to $190.0 million. On June 30, 2024, the facility was amended and restated to reflect an increased commitment at that time of $173.4 million and to incorporate the newbuild term loan facility in the revolving credit facility. On September 30, 2024, we repaid the transition term loan facility in full as we refinanced vessels under this tranche by the $182.5 Million Senior Secured Credit Facility. On December 19, 2025, the facility was amended and restated to reflect an increased commitment at that time of $128.4 million. This facility bears interest at SOFR plus a margin of 2.30% - 2.90% per annum. The margin is reset every quarter depending on the Net Debt to Total Capitalization. As of December 31, 2025 and December 31, 2024, the outstanding balances on this facility were $735.0 million and $750.0 million, respectively.

$129.8 million senior secured credit facility

On July 22, 2024, we entered into a $129.8 million ECA covered senior secured amortizing loan facility to finance two newbuilding Suezmax vessels that also features a predelivery finance component. The facility carries an interest rate of SOFR plus a margin of 1.28% to 1.73% and has a duration of 12 years as from delivery of the respective vessel. As of December 31, 2025 and December 31, 2024, the outstanding balance under this facility was $26.0 million and $26.0 million respectively.

$182.5 million senior secured credit facility
On September 27, 2024, we entered into a $182.5 million senior secured amortizing facility comprising a revolving credit facility of up to $72.5 million to refinance the transition term loan facility under the $1,290.0 million Senior Secured Credit Facility. This facility bears interest at SOFR plus a margin of 2.20% - 2.80% per annum. The margin is reset every quarter depending on the Loan-To-Value ratio. As of December 31, 2025 and December 31, 2024, the outstanding balance under this facility was $45.0 million and $167.3 million.

$41.8 million senior secured credit facility

On November 20, 2024, we entered into a $41.8 million senior secured amortizing loan facility to finance one newbuilding Newcastlemax vessel. The facility carries a rate of CME Term SOFR plus a margin of 2.00%. The facility has a duration of eight years as from delivery of the vessel with maturity on September 26, 2033 . As of December 31, 2025 and December 31, 2024, the outstanding balance under this facility was $41.1 million and $0.0 million respectively.

€151.2 million senior secured credit facility

On October 9, 2023, we entered into a credit facility of €100.1 million ($103.9 million) for the financing of two CSOVs currently under construction that also features a predelivery finance component and an upsize term loan facility. The facility was guaranteed with an Atradius insurance cover. The facility has a term of 12 years as from delivery of the respective vessels and carries an interest of Euribor plus a margin of 1.00%. We concluded the upsize facility of €51.1 million ($53.1 million) on November 28, 2024, and it covers the financing of another CSOV. As of December 31, 2025 and December 31, 2024, $121.8 million and $86.9 million respectively was outstanding under this facility.

€154.7 million sustainability-linked senior secured credit facility

On August 3, 2023, we entered into a credit facility of €50.1 million ($52.1 million) for the financing of the first CSOV currently under construction that also features a predelivery finance component and an upsize term loan facility. The facility was guaranteed with an Atradius insurance cover. The facility has a term of 12 years as from delivery of the vessel and carries an interest of Euribor plus a margin of 0.90%. We concluded the upsize facility of €104.6 million ($108.7 million)

on September 30, 2024, and covers the financing of two other CSOVs. As of December 31, 2025 and December 31, 2024, $91.4 million and $34.3 million respectively was outstanding under this facility.

$152.0 million senior secured credit facility

On February 2, 2022, we entered into a credit facility of $152.0 million for the financing of initially four 6000 TEU container vessels that also features a predelivery finance component. Following the sale of two of these 6000 TEU container vessels, the facility has been reduced to $76.0 million. The facility is guaranteed with a Sinosure insurance cover. The facility has a term of 12 years as from delivery of the respective vessels and carries a rate of daily compounded SOFR plus a margin of 2.06%. As of December 31, 2025 and December 31, 2024, the outstanding balance under this facility was $67.4 million and $72.5 million respectively.

$280.0 million senior secured credit facility

On September 26, 2022, we entered into a credit facility of $280 million for the financing of initially two 6000 TEU container vessels, four Newcastlemax dry bulk vessels and one chemical tanker that also features a predelivery finance component. Following the cancellation of the newbuild contracts on the 6000 TEU container vessels, the facility has been reduced to $201.4 million. The facility is guaranteed with a Sinosure insurance cover. The facility has a term of 12 years as from delivery of the respective vessels and carries a rate of daily compounded SOFR plus a margin of 2.06%. As of December 31, 2025 and December 31, 2024, the outstanding balance under this facility was $175.9 million and $189.2 million respectively.

$224.0 million senior secured credit facility

On May 8, 2024, we entered into a credit facility of $224.0 million for the financing five Newcastlemax dry bulk vessels that also features a predelivery finance component. The facility is guaranteed with a Sinosure insurance cover. The facility has a term of 12 years as from delivery of the respective vessels and carries a rate of CME Term SOFR plus a margin of 2.06%. As of December 31, 2025 and December 31, 2024 , the outstanding balance under this facility was $162.8 million and $115.7 million respectively.

€77.9 million senior secured credit facility

On June 23, 2021, we entered into a revolving credit facility of €77.9 million ($81.0 million) of which €20.0 million ($20.8 million) for newbuildings. The facility has a term of six years and bears an interest of Euro Interbank Offered Rate ("EURIBOR") plus a margin of 3.25%. As of December 31, 2025 and December 31, 2024, the outstanding balance under this facility was $47.0 million and $43.9 million respectively .

€1.25 million unsecured credit line facility

On March 2, 2023, we entered into an €1.25 million ($1.3 million) unsecured revolving credit facility. The facility has no pre-determined maturity but can be terminated upon providing a 30-day notice. As of December 31, 2025 and December 31, 2024, the outstanding balance under this facility was $1.5 million and $1.3 million respectively.

€1.25 million unsecured credit line facility

On May 16, 2023, we entered into an €1.25 million ($1.3 million) unsecured revolving credit facility. The facility has no pre-determined maturity but can be terminated upon providing a 30-day notice. As of December 31, 2025 and December 31, 2024, the outstanding balance under this facility was $1.5 million and $1.3 million respectively.

€8.8 million senior secured credit facility

On March 10, 2022, we entered into a €8.8 million ($9.1 million) senior secured amortizing term loan facility to finance the acquisition of the Hydrotug. The facility carries a rate of Euribor plus a margin of 1.10%. The facility has a duration of 10 years as from delivery of the vessel. As of December 31, 2025 and December 31, 2024, the outstanding balance under this facility was $8.3 million and $8.2 million respectively.

$26.3 million senior secured credit facility

On February 4, 2025, we successfully concluded a pre- and post-delivery multicurrency revolving facility on a 1,400 TEU newbuild container vessel for a total commitment of $26.3 million. The facility has a tenor of 7 years, and carries a rate of daily compounded SOFR plus a margin of 3.75% or EURIBOR plus a margin of 3.55% during the pre-delivery period. Upon delivery of the vessel, the margin will be adjusted to 2.00 - 2.30% for USD Advance, or 1.80% - 2.10% for Euro Advance with the delivery of the Green Financing Framework and the Green Certification. As of December 31, 2025, the outstanding balance under this facility was $2.0 million.

$1.4 billion bridge facilities

On March 4, 2025, we entered into a $1.4 billion bridge facilities agreement with a syndicate of banks in view of the acquisition of shares in Golden Ocean. The bridge facilities agreement has an initial term of 9 months with the possibility to extend its term twice with an additional six months. The facilities carry a rate of daily compounded SOFR plus a margin of 3.00 - 5.50% per annum. As of December 31, 2025, the outstanding balance under this facility was $122.5 million.

$392.7 million senior secured credit facility

On April 7, 2025, we entered into a credit facility of $392.7 million for the financing of five VLCC newbuildings that also features a predelivery finance component. The facility is guaranteed with a Sinosure insurance cover. The facility has a term of 2 years before delivery and 12 years as from delivery of the respective vessels and carries a rate of CME Term SOFR plus a margin of 1.75%. As of December 31, 2025, the outstanding balance under this facility was $168.9 million.

$2 billion senior secured credit facility

On May 8, 2025, we entered into term and revolving facilities of $2 billion, comprising of a term loan facility of up to $1,250 million for the refinancing of the existing facilities in respect of the vessels of former Golden Ocean, and a revolving credit facility of up to $750 million for general corporate and working capital purposes. We concluded the facilities with a syndicate of banks. The facility has a term of 5 years and carries a rate of CME Term SOFR plus a margin of 2.10 - 2.75%. As of December 31, 2025, the outstanding balance under this facility was $1,194.7 million.

$105.1 million senior secured credit facility

On June 27, 2025, we entered into a revolving credit facility of $90 million. On September 19, 2025, the facility was amended and restated to reflect an increased commitment at that time of $15.1 million. The facility has a term of 2 years and carries a rate of CME Term SOFR plus a margin of 1.80%. As of December 31, 2025, the outstanding balance under this facility was $74.1 million.

$57.5 million senior secured credit facility

On September 23, 2025, the Group entered into a credit facility of $57.5 million for the financing of one Newcastlemax newbuilding that also features a predelivery finance component. The facility has a term of up to 2 years before delivery and 8 years as from delivery of the vessel and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, the outstanding balance under this facility was $20.1 million.

$68 million senior secured credit facility

On December 5, 2025, the Group entered into a credit facility of $68 million for the financing of two Bitumen tanker newbuilding that also features a predelivery finance component. The facility has a term of up to 2 years before delivery and 12 years as from delivery of the vessel and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, there is no outstanding balance under this facility.

€150.0 million unsecured credit line facility

On December 19, 2025, we entered into an €150 million ($176.25 million) unsecured revolving credit facility. We concluded this facility with a range of commercial banks and the support of Gigarant. The facility contains a clause governing the negotiation of Sustainability Terms Supplement within 12 months after signing the facility. The facility has a term of 3 years and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, there is no outstanding balance under this facility.

$200.0 million senior unsecured bond

On September 2, 2021, we successfully placed $200 million senior unsecured bonds. The bonds, issued by Euronav Luxembourg and guaranteed by CMB.TECH NV, mature in September 2026 and carry a coupon of 6.25%. The bonds are listed on the Oslo Stock Exchange. We amortized the related transaction costs of $3.3 million over the lifetime of the instrument using the effective interest rate method. We used the net proceeds from the bond issue for general corporate purposes and/or refinancing of a previous $200 million bond.

On June 6, 2017, we entered into an agreement ("Dealer Agreement"), with BNP Paribas Fortis SA/NV to act as arranger and dealer for a Treasury Notes Program with a maximum outstanding amount of €50.0 million. On October 1, 2018 and December 11, 2024, we amended the agreement to (i) increase the maximum outstanding amount to €150.0 million, (ii) appoint KBC as additional dealer for the program and (iii) update the information memorandum. Pursuant to the terms of the Dealer Agreement, we may issue the treasury notes to the dealer from time to time upon such terms and such prices as we and the dealer agree. As of December 31, 2025 and December 31, 2024, the outstanding balances under this program was $43.1 million (€60.2 million) and $63.0 million (€79.1 million), respectively. The Treasury Notes are issued on an as needed basis with different durations not exceeding one year, and initial pricing is set to 60 basis points over EURIBOR.

Other borrowings
Other borrowings include amongst others bareboat leases entered into after January 1, 2019. A bareboat charter is by its nature a financing instrument, most of the characteristics of a bareboat charter are identical to a classic ship finance agreement. We consider these transactions for all intents and purposes to be financing arrangements.

$153.8 million leasing facility - Cedar & Cypres
On December 4, 2023, we entered into a sale and leaseback agreement for the Suezmax Cypres. The vessel was sold and leased back under a 14-year bareboat contract at a rate equal to an amortization element of $13,590 per day per vessel and an interest element based on CME Term SOFR plus 435 basis points, which can be reduced by the sustainability saving. The sustainability saving is a CII score of A or B which will lead to a margin reduction of 10 basis points. In accordance with IFRS, we did not account for this transaction for as a sale but CMB.TECH as seller-lessee will continue to recognize the transferred asset and recognized a financial liability equal to the net transfer proceed of $76.9 million. As of December 31, 2025, and December 31, 2024, the outstanding amount was $67.4 million and $72.0 million respectively. At the end of the bareboat contract, we have a purchase obligation of $7.4 million. The lessee may, as from the fourth anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

On December 4, 2023, we entered into a sale and leaseback agreement for the Suezmax Cedar. We sold the vessel and leased back the vessel under a 14-year bareboat contract. We delivered the vessel to her new owner on January 10, 2024. Terms and conditions are similar to the agreement for the Suezmax Cypres. As of December 31, 2025 and December 31, 2024, the outstanding amount was $67.8 million and $72.3 million respectively. At the end of the bareboat contract, we have a purchase obligation of $7.39 million. The lessee may, as from the fourth anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$41.4 million leasing facility - CMA CGM Etosha
On November 18, 2022, we entered into a sale and leaseback agreement for the 6000 TEU container vessel CMA CGM Etosha. We sold and leased back the vessel under a 15-year bareboat contract at a rate equal to an amortization element varying between $11,175, $10,925, $10,675, $10,375 and $10,125 per day. In accordance with IFRS, we dit not account for this transaction as a sale, but CMB.TECH Netherlands BV as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $41.4 million. As of December 31, 2025 and December 31, 2024, the outstanding amount was $39.36 million and $40.8 million respectively. At the end of the bareboat contract, the owners have an owner’s sales option at $4.0 million. The lessee may, at any time on and after the third anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$45.0 million leasing facility - CMA CGM Zingaro
On November 30, 2023, we entered into a sale and leaseback agreement for the 6000 TEU container vessel CMA CGM Zingaro. We will sell and lease back the vessel under a 15-year bareboat contract at a rate equal to an amortization element of $9,150 per day per vessel and an interest element based on CME Term SOFR plus 200 basis points. In accordance with IFRS, we will not account for this transaction as a sale, but CMB.TECH Netherlands BV as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $45.0 million. As of December 31, 2025 and December 31, 2024, the outstanding amount was $41.0 million and $42.9 million respectively. At the end of the bareboat contract, the owners have an owner’s sales option at $4.0 million. The lessee may, at any time on and after the third anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$40.0 million leasing facility - Bochem Santos
On July 22, 2024, we entered into a sale and leaseback agreement for the 25,000 dwt stainless steel chemical tanker Bochem Santos. We will sell and lease back this vessel under a 15-year bareboat contract at a rate equal to an amortization element of $6,088.28 per day per vessel and an interest element based on CME Term SOFR plus 200 basis points. In addition, this agreement also features a predelivery finance component where installments 2, 3 and 4 will be fully financed. In accordance with IFRS, we will not account for this transaction as a sale, but CMB.TECH Netherlands BV as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $40.0 million. As of December 31, 2025 and December 31, 2024, the outstanding amount was $39.5 million and $4.3 million respectively. At the end of the bareboat contract, the owners have an owner’s sales option at $7.1 million. The lessee may, at any time on and after the second anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$40.0 million leasing facility - Bochem Callao
On October 29, 2024, we entered into a sale and leaseback agreement for the 25,000 dwt stainless steel chemical tanker Bochem Callao. We will sell and lease back this vessel under a 15-year bareboat contract at a rate equal to an amortization element of $6,243.29 per day per vessel and an interest element based on CME Term SOFR plus 200 basis points. In addition, this agreement also features a predelivery finance component where installments 2, 3 and 4 will be fully financed. In accordance with IFRS, we will not account for this transaction as a sale but CMB.TECH Netherlands BV as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of $40.0 million. As of December 31, 2025 and December 31, 2024, the outstanding amount was $40.0 million and $4.3 million respectively. At the end of the bareboat contract, the owners have an owner’s sales option at $7.1 million. The lessee may, at any time on and after the second anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$594.9 million leasing facility
On December 5, 2022, we entered into a sale and leaseback agreement for the financing of 10 (of which five have been cancelled) Newcastlemax dry bulk vessels to be built at Beihai Shipyard. We will sell and lease back these vessels under a 15-year bareboat contract at a rate equal to $9,018 per day per vessel and an interest element based on CME Term SOFR plus 421 basis points. Amounts drawn during the construction period carry an interest of 8% during the first year and 7% during the second year. As of December 31, 2025 and December 31, 2024, the outstanding amount was $275.0 million and $76.8 million respectively. CMB.TECH Netherlands BV may, at any time on and after the fourth anniversary, notify the owners of charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$118.8 million leasing facility
On May 26, 2023, we entered into a sale and leaseback agreement for the financing of two (of which one has been cancelled) Newcastlemax dry bulk vessels to be built at Beihai Shipyard. We will sell and lease back the vessels under a 15-year bareboat contract at a rate equal to $9,018 per day per vessel and an interest element based on CME Term SOFR plus 421 basis points. Amounts drawn during the construction period carry an interest of 9%. As of December 31, 2025 and December 31, 2024, the outstanding amount was $111.7 million and $12.8 million respectively. The lessee may, at any time on and after the fourth anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$115.2 million leasing facility
On May 26, 2023, we entered into a sale and leaseback agreement for the financing of two Newcastlemax dry bulk vessels to be build at Beihai Shipyard with Ocean Yield (OCY). We will sell and lease back these vessels under a 15-year bareboat contract at a rate equal to $9,299 per day per vessel and an interest element based on CME Term SOFR plus 421 basis points. Amounts drawn during the construction period carry an interest of 9%. On November 20, 2024, we refinanced one Newcastle under $41.8 million senior secured credit facility. As of December 31, 2025 and December 31, 2024, the outstanding amount was $55.8 million and $117.2 million respectively. The lessee may, at any time on and after the fourth anniversary, notify the owners the charterer's intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$156.4 million leasing facility
On October 13, 2022, we entered into a sale and leaseback agreement for five 25,000 dwt stainless steel chemical tankers. We sold and leased back these vessels under a 10-year bareboat contract at a rate equal to an amortization element of $131,666.67 per month per vessel and an interest element based on CME Term SOFR plus 300 basis points. In addition, this agreement also features a predelivery finance component where the third and fourth installment were financed. As of December 31, 2025 and December 31, 2024, the outstanding amount was $115.4 million and $150.2 million respectively. The lessee may, at any time on and after the fourth anniversary, notify the owners the charterer's intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$99.9 million leasing facility
On December 14, 2022, we entered into a sale and leaseback agreement for two Newcastlemax vessels. We sold and leased back these vessels under a 10-year bareboat contract at a rate equal to an amortization element of $224,983.33 per month per vessel and an interest element based on CME Term SOFR plus 280 basis points. In addition, this agreement also features a predelivery finance component where installments 3, 4 and 5 were fully financed. As of December 31, 2025 and December 31, 2024, the outstanding amount was $0.0 million and $97.8 million respectively. The lessee may, at any time on and after the fourth anniversary, notify the owners the charterer's intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$96.4 million leasing facility
On December 19, 2023, we entered into a sale and leaseback agreement for two newbuild 210,000 dwt Newcastlemax vessels. We will sell and lease back these vessels under a 10-year bareboat contract at a rate equal to an amortization element of $326,966.67 per month per vessel and an interest element based on CME Term SOFR plus 250 basis points. In addition, this agreement also features a predelivery finance component for the pre-delivery installments. On March 4, 2025, we concluded an upsize of $24 million for the ammonia fitting of the vessels. As of December 31, 2025 and December 31, 2024, the outstanding amount was $37.4 million and $6.4 million respectively. The lessee may, at any time on and after the third anniversary, notify the owners the charterer's intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$102.4 million leasing facility
On February 2, 2024, we entered into a credit facility of $102.4 million for the financing of two newbuild Newcastlemax vessels that also feature a predelivery finance component. The facility has a term of 10 years from delivery of the respective vessels and carries a rate of CME Term SOFR plus a margin of 2.45%. On June 4, 2025, we concluded an upsize of $24 million for the ammonia fitting of the vessels. As of December 31, 2025, and December 31, 2024, the outstanding balance under this facility was $44.6 million and $6.4 million respectively. The lessee may, at any time on and after the third anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$354.6 million leasing facility
On December 10, 2025, we entered into a credit facility of $354.6 million for the financing of five existing Newcastlemax vessels to restructure the existing $99.9 million leasing facility and to refinance part of the $2 billion credit facility. We concluded the facility. We sold and leased back these vessels under a 10-year bareboat contract at a rate equal to an amortization element of $345,000 to $403,935 per month per vessel and an interest element based on CME Term SOFR plus 195 basis points. As of December 31, 2025, the outstanding balance under this facility was $354.6 million. The lessee may, at any time on and after the third anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$196 million leasing facility
On December 15, 2025, we entered into a credit facility of $196 million for the financing of four existing Newcastlemax vessels to refinance part of the $2 billion credit facility. We concluded the facility. The facility has a term of 10 years from delivery of the respective vessels and carries a rate of CME Term SOFR plus a margin of 1.70%. As of December 31, 2025, the outstanding balance under this facility was $196.0 million. The lessee may, at any time on and after the first anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$451.2 million leasing facility

On December 12, 2025, we entered into a credit facility of $451.2 million for the financing of four existing Newcastlemax and five existing Capesize vessels to refinance part of the $2 billion credit facility. The facility has a term of 10 years from delivery of the respective vessels and carries a rate of CME Term SOFR plus a margin of 1.70%. As of December 31, 2025, the outstanding balance under this facility was $448.4 million. The lessee may, at any time on and after the first anniversary, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

$186.8 million leasing facility
On November 28, 2025, we entered into a credit facility of $186.8 million for the financing of four existing Newcastlemax vessels to refinance part of the $2 billion credit facility. We sold and leased back these vessels under a 10-year bareboat contract at a rate equal to an amortization element of $753,024.19 per quarter per vessel and an interest element based on CME Term SOFR plus 185 basis points. As of December 31, 2025, the outstanding balance under this facility was $186.8 million. The lessee may, at any time on and after the date of facility, notify the owners the charterer' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

Security

Our secured indebtedness is generally secured by:
–a first priority mortgage in all collateral vessels;
–a general pledge of earnings generated by the vessels under mortgage for the specific facility; and
–a parent guarantee when the indebtedness is not taken at the level of the parent.

Our secured indebtedness is secured by a CMB.TECH NV guarantee when the indebtedness is not taken at the level of the parent. This is applicable for the following facilities, as of December 31, 2025:
–$161.1 million Sustainability-linked Senior Secured Credit Facility
–$41.8 million Senior Secured Credit Facility
–€151.2 million Senior Secured Credit Facility
–€154.7 million Sustainability-linked Senior Secured Credit Facility
–€77.9 million Senior Secured Credit Facility
–$152.0 million Senior Secured Credit Facility
–$280.0 million Senior Secured Credit Facility
–$224.0 million Senior Secured Credit Facility
–$26.3 million Senior Secured Credit Facility
–$2 billion Senior Secured Credit Facility
–$105.1 million Senior Secured Credit Facility
–$57.5 million Senior Secured Credit Facility
–$68 million Senior Secured Credit Facility
–$153.8 million Leasing Facility – Cedar & Cypres
–$41.4 million Leasing Facility – CMA CGM Etosha
–$45.0 million Leasing Facility – CMA CGM Zingaro
–$40.0 million Leasing Facility – Bochem Santos
–$40.0 million Leasing Facility – Bochem Callao
–$594.9 million Leasing Facility
–$118.8 million Leasing Facility
–$115.2 million Leasing Facility
–$156.4 million Leasing Facility
–$99.9 million Leasing Facility
–$96.4 million Leasing Facility
–$354.6 million Leasing Facility
–$196.0 million Leasing Facility
–$102.4 million Leasing Facility
–$451.2 million Leasing Facility
–$186.8 million Leasing Facility
–€1.6 million Senior Secured Credit Facility – TSM Windcat 54 (BRED)
–€1.6 million Senior Secured Credit Facility – TSM Windcat 54 (CIC)
–€3.5 million Senior Secured Credit Facility – TSM Windcat 56
–€2.8 million Senior Secured Credit Facility – TSM Windcat 59 (BPI)
–€2.8 million Senior Secured Credit Facility – TSM Windcat 59 (CIC)

Loan covenants

Our debt agreements discussed above generally contain financial covenants, which require us to maintain, among other things:

–an amount of current assets that, on a consolidated basis, exceeds our current liabilities. Current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year;
–an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
–an aggregate cash balance of at least $30.0 million;

–a ratio of stockholders' equity to total assets of at least 30%;
–a ratio of adjusted stockholders' equity to adjusted total assets of at least 25% until December 31, 2025, of at least 27.5% from Jan 1, 2026 to December 31, 2026, of at least 30% any time thereafter ; and
–a minimum asset coverage ratio.

We are currently in compliance with all financial covenants under our debt instruments.

We monitor compliance with these covenants continually and consider the risk of default to be low based on current projections and the availability of timely mitigating actions. In the event of a covenant breach, many of our financing agreements also provide grace or remedy periods during which we may take corrective actions to restore compliance. Such corrective actions may include, but are not limited to:

–posting additional collateral;
–partial repaying outstanding debt to reduce leverage;
–infusing equity capital;
–negotiating amendments or temporary waivers with lenders and
–implementing other measures that would positively influence the ratio.

In addition to the measures described above, the Company has taken the strategic and structural steps to enhance its covenant flexibility and financial resilience. In March and April 2025, the Company acquired approximately 49% of the outstanding common shares of Golden Ocean, thereby consolidating its operational and asset base.

Furthermore, in order to finance the acquisition, the Company entered into a new bridge facilities agreement totaling $1.4 billion, which introduces financial covenants based on adjusted asset values rather than book values, providing a more industry-aligned measure of leverage and capital adequacy. The Company is also actively engaged in bringing its existing covenant framework in line with industry practice, particularly with respect to the use of adjusted book values and fair value-based metrics. These actions form part of the Company’s ongoing effort to ensure that its capital structure and covenant framework remains aligned with the volatile and asset-sensitive market environment.

Failure to take such actions to resolve a breach within the specified cure period or secure a waiver, however, may result in an event of default, potentially leading to debt acceleration, enforcement of security interests, or cross-defaults in other loan agreements or instruments. Consequently, we maintain a forward-looking liquidity forecast, conduct regular stress testing, and closely monitors covenant headroom. Additionally, we actively engage with key financing partners to ensure flexibility in the event of unexpected changes in circumstances.

In connection to the senior secured FSO loan of $161.1 million, the facility contains a specific covenant whereby each borrower need to ensure that its financial position shall at all times during the security period be such that the debt service cover ratio in respect of it shall be equal or higher than 1.1 times.

The bank loan of Windcat is subject to following covenant: cash and cash equivalents are not less than €45.000 multiplied by the number of CTVs owned.
During the year, the facilities under which CMB was still acting as a guarantor were amended and restated, such that CMB is no longer acting as a guarantor.

Additionally, most of these financing agreements also include a loan to value test covenant.

All existing financing arrangements, including the bonds, contain a change of control clause, which is triggered if a shareholder would acquire more than 50% of the shares or voting rights in CMB.TECH NV.
Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things:

–effect changes in management of our vessels;
–transfer or sell or otherwise dispose of all or a substantial portion of our assets;
–declare and pay dividends; and
–incur additional indebtedness.

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

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in some of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

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

As of December 31, 2025 and December 31, 2024, we were in compliance with all of the covenants contained in our debt agreements.

Guarantees

Not applicable.

Recent Developments
In January 2026, the Company invested in the Chinese ammonia supply chain. CMB.TECH has signed an off-take agreement for green ammonia produced by CEEC Hydrogen Energy in Jilin Province and owns a minority share in privately owned Jiangsu Andefu Energy Technology Co. Ltd., one of China's largest ammonia supply chain companies.
On January 7, 2026, the Company announced that it has sold eight vessels, generating a gain of approximately $269.2 million in total. The Company sold six VLCCs: Daishan (2007 - 306,005 dwt), Hirado (2011 - 302,550 dwt), Hojo (2013 - 302,965 dwt), Dia (2015 - 299,999 dwt), Antigone (2015 - 299,421 dwt), and Aegean (2016 - 299,999 dwt) and two Capesize vessels: Golden Magnum (2009 - 179,790 dwt), and Belgravia (2009 - 169,390 dwt). The vessels have been delivered to their new owners in the first quarter of 2026.

On January 12, 2026, the Company announced the VLCC Eburones (2026 - 319,000 dwt) has been delivered.

On January 13, 2026, the Company took delivery of the chemical tanker Bochem Callao (2026, 25,000 dwt).

On January 16, 2026, the Company increased its ownership in the entity Cleanergy Solutions Namibia to 100%.

On February 9, 2026, the Company announced it has sold two VLCCs: Ingrid (2012 - 314,000 dwt) and Ilma (2012 - 314,000 dwt). The sale will generate a gain of approximately $98.2 million in the second quarter of 2026, based on the net sales price and book values. The vessels will be delivered to their new owner in the second quarter of 2026.

On February 24, 2026, the Company declared an interim dividend of $0.16 per share, which is expected to be paid on or about April 27, 2026.

On February 26, 2026, the Company announced that Mr. Benoit Timmermans has decided to resign as member of the Management Board of CMB.TECH with effect as of May 1, 2026. Mr. Benoit Timmermans joined the Management Board of CMB.TECH as Chief Strategy Officer and has assisted the company in the transition from a pure-play crude oil tanker player to a large and diversified maritime group. For the time being, Mr. Timmermans will not be replaced. His responsibilities will be taken over by the current members of the Management Board.

On February 26, 2026, the Company announced CMB.TECH has sold its share in the Tankers International (TI) Pool to International Seaways (INSW), closed on January 27, 2026.

On March 23, 2026, the Company announced the VLCC Menapii (2026 - 319,000 dwt) has been delivered.

On March 26, 2026, the Company sold the Suezmax Sienna (2007 - 150,205 dwt) for a net sale price of $41.9 million. The sale will generate a gain of $29.2 million and is expected to be recognized upon delivery in the second quarter of 2026.

During March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

On April 8, 2026, the Company took delivery of the Suezmax Cap Grace (2026 - 156,790 dwt).

C.     Research and development, patents and licenses
No formalized research and development policies are in place within the various CMB.TECH divisions. The research and development is taken place in ad hoc collaborations and activities.

In the CMB.TECH Marine Division and CMB.TECH Industry Division, subsidiaries of CMB.TECH collaborate with a wide range of OEMs to develop its engines and applications. Such R&D activities are undertaken in a joint venture structure or following a collaboration agreement (Please see "ITEM 4. Information on the Company—B. Business Overview—II. CMB.TECH Industry Division, Partnerships" for further information in this regard).

Patents:

Together with MAN Truck and Bus SE, we filed two joint patent applications for an internal combustion engine and a dual fuel internal combustion engine on March 29, 2023 with the German Patent office.

D.    Trend information [1]
The supply and demand patterns for ships continue to have the biggest impact on revenues.

The rate at which a change in demand impacts the demand for vessels depends not only on the nominal change in commodity demand (ton) but also on how the commodity is traded (ton-mile). Demand for dry bulk trade in billion tonne-miles for 2026: 33,972 (+1.8%). Demand for crude oil tankers for 2026 in tonne-miles: 10,830 (+0.6%). Demand for container trade in bn TEU-miles for 2026: 1,230.4 (-1.1%). Demand for chemicals trade for 2026 in tonne-miles: 1,662 (+0.8%).

The supply of vessels is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through recycling or conversion) and the number of vessels tied up in alternative employment such as storage. The supply is furthermore affected by the average sailing speed (cfr. environmental regulation), port congestions, and adverse weather conditions. Supply dry bulk fleet in million dwt for 2026: 1,102.9 (+3.4%). Supply crude tanker fleet million dwt for 2026: 479.8 (+2.9%). Supply container fleet in million TEU for 2026: 34.5 (+4.4%). Supply chemical tanker fleet million dwt for 2026: 48.4 (9.7%).

Our revenues are also affected by our strategy to employ certain of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where vessel earnings are heavily impacted by the supply and demand balance. Our management team continuously evaluates the value of both strategies and makes informed decisions on the chartering mix based on anticipated earnings, and through this process we aim to always maximize each vessel's return. In addition, our revenues are influenced by our sales and purchase decisions, which can affect both fleet composition and overall income generation.

We believe that in view of our strong funding and liquidity structure, as supported by a proven management team, strict capital discipline and our discretionary dividend distribution policy, we are well positioned to whether the volatility of the sector. Please see "Item 4. Information on the Company—B. Business Overview—Industry and Market Conditions.

[1] Own data analysis basis Clarksons SIN

E.    Critical accounting estimates

Please see "Item 5. Use of judgments and estimates" in Note 1 - Material accounting policies in the Notes to the Consolidated Financial Statements 2025.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.          Directors and senior management
Set forth below are the names, ages, positions and the nature of any family relationships between any of the persons named below of the members of our Supervisory Board or the Supervisory Board Members, and of our Management Board, or the Management Board Members as of the date of this annual report. Our Supervisory Board is elected annually on a staggered basis, and each member holds office for a term of maximum four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All members of the Supervisory Board whose term expires are eligible for re-election. Officers are appointed from time to time by our Supervisory Board and hold office until a successor is appointed or their engagement is terminated. The business address of each of our Supervisory Board Members and Management Board Members listed below is CMB.TECH NV, De Gerlachekaai 20, 2000 Antwerp, Belgium.
Supervisory Board members

Name	Age	Position	Date of Expiry of Current Term
Patrick De Brabandere	67	Chairman - Non-Independent Director*	Annual General Meeting 2026
Patrick Molis	68	Independent Director	Annual General Meeting 2026
Catharina Scheers	58	Independent Director	Annual General Meeting 2026
Bjarte Bøe	69	Non-Independent Director*	Annual General Meeting 2026
Gudrun Janssens	49	Independent Director	Annual General Meeting 2026
Carl Steen	75	Independent Director	Annual General Meeting 2026
*Non-Independent Director according to Belgian standards (not NYSE standards). Please see "Board Practices" below for more information.

Patrick De Brabandere - Chairman - Non-Independent Member
Mr. Patrick De Brabandere serves on the Supervisory Board since the SGM of March 23, 2023 as a non-independent member. He is the Chairman of the Audit and Risk Committee and a member of the Remuneration Committee. Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again until June 2022. He currently is a director of CMB NV.

Patrick Molis - Independent Member
Mr. Patrick Molis serves on the Supervisory Board since the SGM of November 21, 2023. He graduated from the Institut d'Etudes Politiques de Paris and holds a Master's degree in law from Paris X Nanterre. He started his career as a Magistrate at the Cour des Comptes after joining the National School of Administration. Mr. Patrick Molis was General Manager of Union Normande Investissement (1989-1992), CFO of Worms & Cie Group (1994-1997), General Manager of Compagnie Nationale de Navigation (1995- 1998), Chairman of the Board of Compagnie du Ponant (2012-2015) and Chairman and CEO of Héli-Union (2013-2022). He is currently Chairman of Compagnie Nationale de Navigation (since 1998) and director of Sabena Technics and serves on the board of Golden Ocean. He has previously served as member of the Board of Directors of Euronav Luxembourg (1995-2001), Euronav NV (2004-2010), Compagnie Maritime Nantaise (1995-2017), Compagnie Méridionale de Navigation (2008- 2022) and of the Conseil d'orientation du Domaine national de Chambord (2007-2017). Mr. Patrick Molis has been awarded the titles of Knight of the Legion of Honour and Officer of the Order of Merit.

Catharina Scheers - Independent Member
Mrs. Catharina Scheers serves on the Supervisory Board since the SGM of November 21, 2023. She holds a Master's degree in Communication and Media from KU Leuven and a Bachelor's degree in Political and Social Science from the University of Antwerp. She started her career with Fast Lines in 1993. She is the owner and managing director of Fast Lines Belgium and has been appointed Chair of the company since 2003. She is currently also a member of the board of directors of BSF

(Belgian Shipping Federation), a member of the board of BRABO and a member of WISTA (Women’s International Shipping and Trading Association). In 2021, Mrs. Catharina Scheers received the ESPA “Maritime Figure of the Year” award.

Bjarte Bøe - Non-Independent Member
Mr. Bjarte Bøe serves on the Supervisory Board since the SGM of November 21, 2023. He graduated from the Norwegian School of Economics and Business Administration (NHH) in 1983. He joined RS Platou and worked as a shipbroker in Houston and Oslo. In 1986 he joined Christiania Bank, later named Nordea, and worked in Oslo and London until 1995, when he joined SEB. He worked in various managerial positions, including head of Shipping Finance and head of Investment Banking in Oslo and Stockholm until 2019. He has served as a director of Seadrill, Hermitage Offshore and Agera Venture. He also sat on the board of CMB.TECH Enterprises (named CMB.TECH at the time) from April 2021 until February 2022. He is a serving board member of Eika Group (a Norwegian savings bank group) since April 2023. He is Chairman of Merkantilbygg (a Norwegian property company) since August 2024. He was Chairman of Ellos AB (a Swedish retail company) during the restructuring from July 2024 until October 2024. He is Chairman of Jøtul (a Norwegian wood stove producer) since January 2025 (under restructuring).

Gudrun Janssens - Independent Member
Mrs Gudrun Janssens serves on the Supervisory Board since August 27, 2025. She oversees BIMCO's EU-related marine environment, safety and technical affairs from the Brussels office. She has significant expertise in ship recycling. She studied Chemistry with a focus on environmental sciences and began her professional career at the Public Waste Agency of Flanders in 2000.
As a senior policy advisor and member of the Belgian delegation to the IMO, she was involved in shaping the Belgian policy on ship waste management and ship recycling for over 15 years. Mrs Gudrun also worked for the European Community of Shipowners’ Associations (ECSA) and the Royal Belgian Shipowners Associations as Head of Environmental and Technical Affairs, managing environmental and climate-related shipping issues at both European and international levels.

Carl Steen - Independent Member
Mr Steen serves on the Supervisory Board since September 25, 2025 and serves on our Remuneration Committee. He graduated in 1975 from ETH Zurich Switzerland with a M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies in Norway, he moved to Luxembourg in 1983 and started his banking career in Christiania Bank Luxembourg. Mr Steen joined Nordea Bank from 2001 to February 2011 as head of the banks Shipping, Oil Services & International Division. Mr Steen has been director in various Norwegian and international companies within the shipping, offshore and banking sphere. From 2015-2022 he was Chairperson in Euronav NV.
He now serves as Chairperson in Wilhelmsen Holding ASA and holds directorship in Golar LNG Ltd and Himalaya Shipping Ltd.

Management Board Members

Name	Age	Position	Date of Expiry of Current Term
Alexander Saverys	47	Chief Executive Officer	Not applicable
Ludovic Saverys	42	Chief Financial Officer	Not applicable
Michael Saverys	43	Chief Chartering Officer	Not applicable
Maxime Van Eecke	44	Chief Commercial Officer	Not applicable
Benoit Timmermans	64	Chief Strategy Officer	Not applicable

Alexander Saverys - Chief Executive Officer
Alexander Saverys serves on the Management Board as Chief Executive Officer as of November 22, 2023. Alexander Saverys is also Chief Executive Officer of the CMB. He has a Master in Law degree from the University of Leuven and the Complutense University of Madrid, and holds an MBA from the Fachhochschule für Wirtschaft Berlin. He founded Delphis in 2004, a short sea container shipping company. He became director of CMB in 2006 and is Chief Executive Officer of CMB since September 2014. Alexander Saverys is the brother of Management Board Members Ludovic Saverys and Michael Saverys.

Ludovic Saverys - Chief Financial Officer
Ludovic Saverys joined the Company on the Management Board as Chief Financial Officer as of November 22, 2023. Ludovic Saverys is the Chief Financial Officer of CMB and the General Manager of Saverco NV. From 2001 till 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M. Sc. Degrees in International Business and Finance. During the time he lived in New York, Mr. Saverys served as Chief Financial Officer of MiNeeds Inc. from 2011 until 2013 and as Chief Executive Officer of SURFACExchange LLC from

2009 until 2013. He started his career as Managing Director of European Petroleum Exchange (EXP) in 2008. Ludovic Saverys is the brother of Management Board Members, Alexander Saverys and Michael Saverys.

Michael Saverys - Chief Chartering Officer
Michael Saverys joined the Company as Chief Chartering Officer on November 22, 2023. Michael Saverys is member of the Company's Management Board. He started his career as a grain trader for Noble Group in Singapore in 2005, in 2007 he joined Merrill Lynch in London as head of Freight Derivatives trading. In 2009 he joined CMB as Chartering Director of Bocimar International, member of the board and executive committee. In 2016 he co-founded Capesize Chartering limited with Starbulk, Golden Ocean and CTM, operating as pool manager of the biggest Capesize pool in the drybulk segment, a role he still serves today. Mr Saverys graduated from UBI Business School in 2005 with a bachelor's degree in Business Administration. He is a board member of the International Polar Foundation. Michael Saverys is the brother of Management Board Members, Alexander Saverys and Ludovic Saverys.

Maxime Van Eecke - Chief Commercial Officer
Maxime Van Eecke joined the Company as Chief Commercial Officer on November 22, 2023. He is a member of the Company's Management Board. He started his career as Legal Counsel for the CMB group of companies in 2005 and became Managing Director of Delphis, the container division of CMB, in 2014. In 2021 he was appointed Chief Commercial Officer of the CMB group of companies and has been serving as an executive Board Member of CMB since 2022. Maxime Van Eecke graduated as Master of Laws at the University of Ghent. He also holds a LLM in Commercial Trade and Maritime Law from the University of Southampton (UK).

Benoit Timmermans - Chief Strategy Officer
Benoit Timmermans joined the Company as Chief Strategy Officer on November 22, 2023. He graduated in law from the University of Louvain (Belgium) in 1983. He also holds an MBA degree from the University of Navarra, Barcelona. After two years of retail banking, he joined the Saverys group in 1989 and became Assistant Financial Manager after the take-over of CMB. He was CFO of the group's liner division SCL (1996), Managing Director of the French company SAGA (1997) , Managing Director of Cape International pool with Zodiac and was appointed Managing Director of Bocimar in 1998. Today he is the Chief Strategy Officer of the group and member of the Executive Committee. He is in charge of the Chemical division and zero carbon fuel procurement. He represents CMB in Northstandard PandI. He is an executive board member of CMB NV.

B.          Compensation
B.1. Compensation of the Supervisory Board Members
The compensation of our Supervisory Board is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the Remuneration Committee and approved at the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies.
The remuneration in 2025 of the members of the Supervisory Board is reflected in the table below:

Name	Fixed fee	Attendance fee Board	Audit and Risk committee	Attendance fee Audit and Risk Committee	Remuneration Committee	Attendance fee Remuneration Committee	Corporate Governance and Nomination Committee	Attendance fee Corporate Governance and Nomination Committee	Sustain-ability committee	Attendance fee Sustain-ability Committee	Total
Marc Saverys	€80,000	€40,000	€0	€0	€0	€0	€0	€0	€0	€0	€120,000
Patrick De Brabandere	€93,333	€40,000	€40,000	€20,000	€3,333	€5,000	€0	€0	€0	€0	€201,666
Julie De Nul	€45,000	€40,000	€0	€0	€3,750	€5,000	€5,000	€20,000	€0	€0	€118,750
Catharina Scheers	€60,000	€40,000	€20,000	€20,000	€5,000	€10,000	€0	€0	€7,500	€5,000	€167,500
Patrick Molis	€60,000	€40,000	€20,000	€20,000	€0	€0	€7,500	€20,000	€0	€0	€167,500
Bjarte Boe	€60,000	€40,000	€0	€0	€0	€0	€5,000	€20,000	€5,000	€5,000	€135,000
Gudrun Janssens	€30,000	€30,000	€0	€0	€2,500	€5,000	€1,250	€5,000	€0	€0	€73,750
Carl Steen	€15,000	€20,000	€0	€0	€1,375	€5,000	€0	€0	€0	€0	€41,375
Total	€443,333	€290,000	€80,000	€60,000	€15,958	€30,000	€18,750	€65,000	€12,500	€10,000	€1,025,541

B.2. Compensation of the Management Board Members
Remuneration of Management Board Members for the reported financial year (2025)

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Base monthly Remuneration	Director Fees	Fringe benefits
Alexander Saverys represented by Hof ter Polder BV	CEO	€20,833	€0	€0	€62,499			€312,495	80%	20%
Ludovic Saverys represented by Succavest NV	CFO	€20,833	€0	€0	€62,499			€312,495	80%	20%
Michael Saverys represented by Gemadi BV	Chief Chartering Officer	€20,833	€0	€0	€62,499			€312,495	80%	20%
Maxime Van Eecke represented by Mavecom CommV	Chief Commercial Officer	€20,833	€0	€0	€62,499			€312,495	80%	20%
Benoit Timmermans represented by Blacksquare BV	Chief Strategy Officer	€20,833	€0	€0	€62,499			€312,495	80%	20%

(1) Discretionary bonus: 3 months Base monthly Remuneration.

C.          Board practices

Effective as of February 20, 2020, the Company's governance structure was revised to adopt a two tier governance model. As of February 20, 2020, the body formerly known as the Board of Directors was converted into a Supervisory Board and the former Executive Committee ceased to exist and was replaced by the existing Management Board, in accordance with relevant provisions of the Belgian Code of Companies and Associations. For the date of expiration of the current term of office of each member of our Supervisory Board, please see "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management."

Our Supervisory Board currently consists of six members. The NYSE and Belgian law (Euronext Brussels) have different "independence" standards with respect to a company's directors. Under NYSE listing rules, our Supervisory Board has determined that each of Messrs. De Brabandere, Molis, Steen, Bøe and Mss. Janssens and Scheers is independent. Under Belgian law, our Supervisory Board has determined that each of Mr. Steen, Mr. Molis, Ms. Janssens and Ms. Scheers is independent.
Our Supervisory Board has established the following committees, and may, in the future, establish such other committees as it determines from time to time:
Audit and Risk Committee
Our Audit and Risk Committee consists of three members (all three members of whom are independent under Rule 10A-3 of the Exchange Act of 1934, as amended (the "Exchange Act") and NYSE rules): Mr. De Brabandere, as Chair, Ms. Scheers and Mr. Molis. Our Audit and Risk Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit and Risk Committee advises the Supervisory Board in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Supervisory Board has determined that Mr. De Brabandere qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.
Corporate Governance and Nomination Committee
Our Corporate Governance and Nomination Committee consists of four members (all four members of whom are independent under NYSE rules): Mr. Molis, as Chair, Ms. Janssens, and Mr. Bøe. Our Corporate Governance and Nomination Committee is responsible for evaluating and making recommendations regarding the size, composition and independence of the Supervisory Board and the Management Board, including the recommendation of new Supervisory Board members and the appointment of new Management Board members.
Remuneration Committee
Our Remuneration Committee consists of three members (all three members of whom are independent under NYSE rules): Mr. Steen, as Chair, Ms. Janssens and Ms. Scheers. Our remuneration committee is responsible for assisting and advising the Supervisory Board on determining compensation of its members, members of the Management Board and other employees and administering our compensation programs.
Sustainability Committee
Our Sustainability Committee consists of five members: Ms. Scheers, as Chair, Mr. Bøe, Mr Alexander Saverys, Mr. Ludovic Saverys and Mr. Timmermans. The Sustainability Committee is an advisory body to the Supervisory Board. The main role of the Sustainability Committee is to assist and advise the Supervisory Board in monitoring the performance as well as key risks and opportunities that the Company faces in relation to environmental, social and climate matters. In this respect the Sustainability Committee will oversee the Company's conduct and performance on ESG matters as well as its reporting thereon, in order to inform the Supervisory Board and make recommendations it deems appropriate on any area within its remit where action or improvement is needed.

D.          Employees

As of December 31, 2025, we employed approximately 326 onshore employees (2024: 252 and 2023: 216) based in our offices in Belgium, The Netherlands, France, U.K., Namibia, Greece, Hong Kong, Norway, Singapore, Japan and U.S. The fleet was manned by approximately 2,500 seagoing officers and crew (2024; 2,500 and 2023: 2,933).
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

E.          Share Ownership

The following table sets forth information regarding beneficial ownership of our ordinary shares by our Supervisory Board Members and Management Board Members as of April 1, 2026.

Director or Officer	Number	Percentage(1)
Alexander Saverys(2)	178,750,858	56.57%
Ludovic Saverys(2)	178,750,858	56.57%
Michael Saverys(2)	178,760,758	56.57%
Maxime Van Eecke	3,935	*
Benoit Timmermans	0.00	*
Debemar BV, represented by Patrick De Brabandere	0	*
Compagnie Nationale de Navigation SAS, represented by Patrick Molis	225,000	*
Catharina Scheers	0	*
Bjarte Bøe	0	*
Gudrun Janssens	200	*
Carl Steen	15,000	*
Total	179,004,893	56.57%
The Ordinary percentage of shares beneficially owned by such director or executive officer does not exceed 1% of the outstanding CMB.TECH Ordinary shares
(1) Calculated based on 315,977,647 ordinary shares outstanding as of April 1, 2026 (of which we hold 25,807,878 ordinary shares in treasury).
(2) Represents shares owned by CMB and Saverco NV ("Saverco"). Based on the Schedule 13D/A filed on August 20, 2025. Saverco NV owns 100% of the outstanding shares of CMB and each of Alexander Saverys, Ludovic Saverys and Michael Saverys own approximately 33.33% of the issued shares of Saverco. Each of Michael Saverys’ minor children holds 3,300 shares, which may therefore also be considered as beneficially owned by him.

We do not have any equity incentive plan or other employee incentive plan in place.

F.           Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.           Major shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares of which we are aware as of April 1, 2025.

Shareholder	Number	Percentage (1)
CMB NV	178,726,458	56.56%
Saverco NV	24,400	0.01%
CMB.TECH (treasury shares)	25,807,878	8.17%
Other	111,418,911	35.26%

(1)Calculated based on 315,977,647 ordinary shares outstanding as of April 1, 2025 (of which we hold 25,807,878 ordinary shares in treasury).
As of April 1, 2026, 88,297,075 of our outstanding ordinary shares were held in the U.S. by 35 holders of record on our U.S. Share Register, including Cede & Co., the nominee for the Depository Trust Company, which held 88,289,092 of those shares.
In accordance with a May 2, 2007 Belgian law relating to disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach the minimum disclosure threshold of 5% of the Company's issued voting share capital, shareholders are required to notify the Company and the FSMA of such change as soon as possible and in any event within four trading days. Further details can be found on the website of the FSMA: https://www.fsma.be/en/shareholding-structure-0. The information contained on this website does not form a part of this annual report.

To our knowledge, we are neither directly nor indirectly owned nor controlled by any other corporation than CMB NV, by any government or by any other natural or legal person severally or jointly. Pursuant to Belgian law and our organizational documents, to the extent that we may have major shareholders at any time, we may not give them different voting rights from any of our other shareholders.

As of the date of this report, to our knowledge, there are no arrangements which may at a subsequent date result in a change in control of our Company.

B.           Related party transactions
See "Note 22 - Related parties." to our consolidated financial statements included herein for details of our related party transactions.
Guarantees
For a description of our guarantees, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Guarantees" and our consolidated financial statements included herein.
Properties
Both CMB.TECH NV and Euronav Ship Management SAS (Antwerp Branch) lease office space in Antwerp from MCA Facilities NV, a 100% subsidiary of CMB, pursuant to a lease agreement dated September 1, 2021. This lease expires on September 30, 2026.
CMB.TECH Industry NV leases a warehouse in Antwerp from MCA Facilities NV, a 100% subsidiary of CMB, pursuant to a lease agreement dated July 1, 2023. This lease has no expiry date.
Commercial agreements
Not applicable.

C.           Interests of experts and counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A.          Consolidated statements and other financial information
See "Item 18. Financial Statements."
Legal Proceedings
We are currently involved in three litigations. If applicable, the necessary provisions related to legal and arbitration proceedings are recorded in accordance with the accounting policy as described in Note 1.17.

The Group was involved in litigation with RMK Maritime (“RMK”) relating to a claim for advisory services in connection with the Group’s merger with Gener8 in 2016 and 2017. RMK sought damages of $13.0 million. On October 13, 2025, the Commercial Court in London fully dismissed RMK’s claim against the Group. RMK did not appeal the judgment and, accordingly, the decision has become final. Following the ruling, the parties agreed on cost recovery, pursuant to which an amount of $1.1 million is payable by RMK to the Group in full and final settlement. Based on the outcome the proceedings, no provision has been recognized and no further exposure remains as at December 31, 2025.

The Group is first of all involved in litigation against FourWorld before the Belgian Courts. A writ of summons before the Enterprise Court of Antwerp on behalf of CMB NV was served by FourWorld on April 8, 2024. A similar summons was served on CMB.TECH NV on the same day. Following FourWorld's request to the defendants to produce additional documents, the court reset the initial procedural agenda. In accordance therewith, oral pleadings in court took place on 2 and 23 February focusing just on the admissibility of FourWorld's claim and its request for additional documents to be produced. In its judgment of 30 March 2026, the Enterprise Court of Antwerp rejected in full FourWorld’s requests for production of documents and for the imposition of a preliminary measure prohibiting the destruction of information. The Court has dismissed some of the defendants' pleas of inadmissibility, while reserving its decision on the remaining admissibility issues and the merits of the case. The parties will now agree a new procedural calendar for the further handling of the remaining issues and the merits.

The claim of FourWorld in the Antwerp Enterprise Court runs more or less in parallel with FourWorld's earlier claim before the Markets Court in Brussels, namely the annulment of three decisions taken by the Company's general assembly: the sale of 24 tankers by Euronav to Frontline, the termination of the arbitration procedure between CMB.TECH NV and Frontline and the take-over of CMB.TECH Enterprises group by CMB.TECH NV. Damages are provisionally estimated at €1 pending a final budget. We estimate the merits of FourWorld's claim to be low and regard their claims as nuisance. This claim before the Antwerp Enterprise Court follows earlier complaints and applications filed by FourWorld against CMB NV before the United States District Court for the Southern District Court of New York and before the Markets Court of the Brussels Court of Appeal in Belgium. In March 2024, both courts rejected all of FourWorld's requests to suspend CMB NV's mandatory offer. Consequently, no further proceedings are pending in New York. Before the Markets Court in Brussels, the case on the merits was decided on September 6, 2024.

Secondly, FourWorld and other dissenting shareholders have commenced legal proceedings before the Court in Bermuda with respect to CMB.TECH’s takeover of and merger with Golden Ocean. In August 2025, the shareholders of GOGL were asked to vote for a merger with CMB.TECH Bermuda Limited (“CMBT Bermuda”) with the latter absorbing GOGL. The exchange ratio was 0.95 shares in CMBT Bermuda for every GOGL share. The merger was approved by the necessary majority and proceeded on August 20,2025. Three former shareholders in GOGL who did not vote in favour of the merger (“the dissenting shareholders”) have issued proceedings in Bermuda against CMBT Bermuda in which they claim (i) a declaration that they are entitled to be paid $14.49 per share for their shares in cash (the “cash claims”) or alternatively (ii) appraisal by the Court of the fair value of their shares pursuant to Bermudan law (the “appraisal claims”). The Bermudan Court has ordered to first hear the cash claims, case managed together, and then the appraisal claims, case managed together. The hearings in the cash claims took place on 21 and 22 January 2026. The judgment on the cash claims is to be expected in the next months.

Lastly, the Group remains involved in litigation concerning the Oceania. A cash security of MYR 210 million ($51.7 million) was lodged with the High Court of Malaysia in January 2024 (see Note 11) pending resolution of the claim in conversion of the cargo brought by Black Swan in the Malaysian High Court. On May 7, 2025,the Group obtained an arbitration award in its favour in the London arbitration proceedings against Silk Straits, CMB.TECH’s sub-contractors. The tribunal held that the cargo was deemed to be sanctioned, and therefore Silk Straits under the relevant storage agreement are to indemnify CMB.TECH and pay the Group’s claim against Silk Straits of (currently) approximately $4 million, plus interest and costs. Lawyers are enforcing the London Award against Silk Straits in both UK and Malaysia. The conversion claim brought by Black Swan against CMB.TECH remains complex and pending before the Malaysian High Court, with hearings scheduled for July 2026 and a possibility for the Company to appeal which would bring the case well into 2027.

Considering the facts and circumstances of the case and external as well as internal advice from counsel, management is of the opinion that it is not more likely than not that an outflow of resources will be required to settle any obligation and that consequently no provision needs to be accounted for at the moment.

Furthermore, the Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardize the Group's financial position.

Capital allocation policy and dividend policy
Our Supervisory Board may from time to time, declare and pay cash distributions in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends" "intermediary dividends" or "repayment of share premium").

Our current dividend policy is a full discretionary dividend policy as the Supervisory Board believes this approach offers the required flexibility to manage the Company in light of its new strategy.

Our Supervisory Board will continue to assess the declaration and payment of distributions upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities and the provisions of Belgian law affecting the payment of distributions to shareholders and other factors. We may stop paying distributions at any time and cannot assure you that we will pay any distributions in the future or of the amount of such distributions.

In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be, as a result of the dividend, a default or a breach of a loan covenant. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries' ability to declare and pay dividends (for instance, with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full). Please see "Item 5. Operating and Financial Review and Prospects" for more information relating to restrictions on our ability to pay dividends under the terms of the agreements governing our indebtedness. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Coordinated Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.

For a discussion of the material tax consequences regarding the receipt of dividends we may declare, please see "Item 10. Additional Information—E. Taxation."

B.          Significant changes
Please see Note 28 - Subsequent Events to our Audited Consolidated Financial Statements included herein.

ITEM 9.    OFFER AND THE LISTING
A.          Offer and listing details.
Our share capital consists of ordinary shares issued without par value. Under Belgian law, shares without par value are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.  As of April 1, 2026, our issued (and fully paid up) share capital was $343,439,904.40 which is represented by 315,977,647 ordinary shares with no par value.  The fractional value of our ordinary shares is $1.086912 per share.

Our ordinary shares began trading on Euronext Brussels on December 1, 2004 and on the NYSE on January 23, 2015 under the symbol "EURN" and as of July 15, 2024, we began trading on both exchanges under the symbol "CMBT". As of August

20, 2025 our ordinary shares started trading on the Oslo Børs under the symbol "CMBTO". We maintain the Belgian Register, the U.S. Register and Norwegian Register for the purpose of trading our shares.

All shares on Euronext Brussels trade in euros, all shares on the NYSE trade in U.S. dollars and all shares on the Oslo Børs trade in Norwegian kroner.
B.          Plan of distribution
Not applicable
C.          Markets
Our ordinary shares trade on the NYSE and Euronext Brussels under the symbol "CMBT". On the Oslo Børs our ordinary shares trade under the symbol "CMBTO".
For a discussion of our ordinary shares which are listed and eligible for trading on the NYSE, Euronext Brussels and Oslo Børs, please see "Item 10. Additional Information — B. Memorandum and Coordinated Articles of Association — Share Register."
D.          Selling shareholders
Not applicable.
E.          Dilution
Not applicable.
F.          Expenses of the Issue
Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.Share capital

Not applicable.

B.  Memorandum and Coordinated Articles of Association

We are a public limited liability company incorporated in the form of a naamloze vennootschap / société anonyme under Belgian law (Register of Legal Entities number 0860.402.767 (Antwerp)).
The following is a description of the material terms of our current Coordinated Articles of Association, amended as of August 20, 2025. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our CAA which is filed as Exhibit 1.1 to this annual report and our CAA as amended of August 20, 2025 which is filed as Exhibit 1.2 to this annual report.
Purpose
Our objectives are set forth in Section I, Article 3 of our CAA. Our purpose, as stated therein, is to engage in operations related to maritime transport and shipowning, particularly the chartering in and out, the acquisition and sale of ships, and the opening and operation of regular shipping lines, but is not restricted to these activities.
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
Our U.S. Shares are reflected in our U.S. Register that is maintained by Computershare. The U.S. Shares have CUSIP B38564108. Only these shares, which are reflected in the U.S. Register, may be traded on the NYSE.
Our Norwegian Shares are reflected in the Norwegian central securities depository, Euronext Securities Oslo (Nw.: Verdipapirsentralen) (“VPS”). The Norwegian Shares are derived from our ordinary shares that are primary recorded in our U.S. component of our share register in DTC. In DTC these shares are recorded in the name of Clearstream Bank S.A. (Luxembourg), which forwards interests in such shares to the custodian bank of DNB Bank ASA, Issuer Services, acting as our VPS registrar (the “VPS Registrar”). The VPS Registrar register such book entry interests in the VPS as a secondary recording of shares, the Norwegian Shares, which are further delivered into the investors' respective VPS accounts. The Norwegian Shares are recorded in the VPS under the name of a "share" and are regarded as "shares" in accordance with the Central Securities Depositories Regulation (Regulation (EU) No 909/2014 (CSDR)). The VPS Registrar administers the register of holders of Norwegian Shares..
For Belgian Shares, including shares that were either acquired on Euronext Brussels or prior to our initial public offering, to be traded on the NYSE and for U.S. Shares to be traded on Euronext Brussels, shareholders must reposition their shares to the appropriate component of our share register (the U.S. Register for listing and trading on the NYSE and the Belgian Register for listing and trading on Euronext Brussels). As part of the repositioning procedure, the shares to be transferred would be debited from the Belgian Register or the U.S. Register, as applicable, and canceled from the holder's securities account, and simultaneously credited to the relevant register (the Belgian Register for shares to be eligible for listing and trading on Euronext Brussels and the U.S. Register for shares to be eligible for listing and trading on the NYSE) and deposited in the holder's securities account. The repositioning procedure is normally completed within three trading days but may take longer, and we cannot guarantee the timing. We may suspend the transfer of shares between registers for periods of time, which we refer to as "freeze periods" for certain corporate events, including the payment of dividends or shareholder meetings. In such cases, we plan to inform shareholders about such freeze periods on our website.
Shareholders who hold U.S. Shares in DTC and wish to exchange those shares into Norwegian Shares in the VPS must instruct and authorize their broker to deliver those shares to the VPS Registrar (through its nominee in DTC). Upon the VPS Registrar's receipt of the U.S. Shares (through its nominee in DTC), the Norwegian Shares will be issued by the VPS

Registrar and delivered to the VPS account of the relevant holder. Holders of Norwegian Shares who wish to exchange their Norwegian Shares in the VPS into U.S. Shares in DTC, must instruct and authorize their broker to deliver and transfer the Norwegian Shares to an intermediary VPS account of the VPS Registrar and they will then receive the corresponding number of U.S. Shares in DTC upon the VPS Registrar's receipt of instructions on delivery. It should be noted that (i) Belgian Shares in Euroclear cannot directly be exchanged into Norwegian Shares in the VPS, i.e., Belgian Shares should first be exchanged into U.S. Shares in DTC after which the U.S. can be exchanged into Norwegian Shares (both in the manner described above), and (ii) vice versa, Norwegian Shares in the VPS cannot directly be exchanged into Belgian Shares in Euroclear, i.e. Norwegian Shares should first be exchanged into U.S. Shares after which the U.S. Shares can be exchanged into Belgian Shares (both in the manner described above).
Please see our website https://cmb.tech for instructions on how to reposition your shares registers to be eligible for trading on either the NYSE, Euronext Brussels or Euronext Oslo. The information contained on, or accessible through, our website does not form a part of this prospectus.

Dividend rights
For a summary of our dividend policy and legal basis for dividends under Belgian law, see "Item 8: Financial Information – Capital Allocation Policy and Dividend Policy ".
Liquidation rights
In the event of our dissolution and liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes shall be distributed to the holders of our ordinary shares, each receiving a sum proportional to the number of our shares held by them, subject to prior liquidation rights of any preferred stock that may be outstanding.
Directors
Prior to February 20, 2020, before implementation of the Belgian Code of Companies and Associations, or our CAA, the Board of Directors was our ultimate decision-making body, with the exception of the matters reserved to the Shareholders' Meeting as provided by law or our CAA.

On February 20, 2020 the extraordinary shareholders meeting implemented the CCA and adopted new Articles of Association including a two-tier governance model, comprising a Supervisory Board and a Management Board. The powers of the Supervisory Board are those outlined in article 7:109 of the CCA. A copy of our CAA can be consulted at Exhibit 1.1. to this annual report.

Our CAA provide that our Supervisory Board shall consist of at least five and maximum ten members. Our Supervisory Board currently consists of six members. The CAA provide that the members of the Supervisory Board remain in office for a period not exceeding four years and are eligible for re-election. The term of a member of the Supervisory Board comes to an end immediately after the annual shareholders' meeting of the last year of his term. Members of the Supervisory Board can be dismissed at any time by the vote of a majority of our shareholders. Each year, there may be one or more directors who have reached the end of their current term of office and may be reappointed.

Belgian law does not regulate specifically the ability of directors to borrow money from us. Our Corporate Governance Charter provides that as a matter of principle, no loans or advances will be granted to any director (except for routine advances for business-related expenses in accordance with our rules for reimbursement of expenses).

Article 7:115 of the CCA provides that if one of our Supervisory Board members directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the authority of the Supervisory Board, the conflicted member shall inform the other members of such conflict before the Supervisory Board has decided on the relevant matter. The statutory auditor must also be notified. The conflicted member's statement and explanation as to the nature of the conflict of interest shall be included in the meeting minutes enacting the decision on the relevant matter and shall be disclosed in accordance within article 7:115 of the CCA. The Supervisory Board shall deliberate and decide on the relevant matter without participation of the conflicted member(s). The Supervisory Board may not delegate this decision. If all members of the Supervisory Board have such conflict of interest, the relevant matter is referred to by the Supervisory Board to a general meeting of shareholders. If the General Meeting approves the relevant decision or transaction is approved at such general meeting, the Supervisory Board is authorized to execute same.

Shareholder meetings
Our annual general shareholders' meeting is generally held annually on the third Thursday of May at 10:30 a.m. (Central European Time). If this day is a legal holiday, the meeting is generally held on the preceding business day.

The Supervisory Board or the statutory auditor (or, as the case may be, the liquidators) can convene a special or extraordinary general shareholders' meeting at any time if our interests so require. Such general meetings must also be convened whenever requested by the shareholders who together represent a tenth of our share capital within three weeks of their request, provided that the reason of convening a special or extraordinary general shareholders' meeting is given.

A shareholder only has the right to be admitted to and to vote at the general shareholders' meeting on the basis of the registration of the shares on the fourteenth calendar day at 12 p.m. (Belgian time) preceding the date of the meeting, the day of the meeting not included (such fourteenth calendar day the record date, or Record Date), either by registration in our register of registered shares, either by their registration in the accounts of an authorized custody account keeper or clearing institution, regardless of the number of shares owned by the shareholder on the day of the general shareholders' meeting.

The shareholder must notify us or a designated person of its intention to take part in the general shareholders' meeting at the sixth calendar day preceding the date of the meeting, the day of the meeting not included, in the way mentioned in the convening notice.

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
A shareholder of shares which are tradable on the NYSE or Euronext Oslo only has the right to be admitted to and vote at a general meeting of shareholders if such shareholder complies with the conditions and formalities set out in the convening notice, as decided upon by the Supervisory Board in compliance with all applicable legal provisions.
The convening notice for each general shareholders' meeting shall be disclosed to our shareholders in compliance with all applicable legal terms and provisions, including on our website https://cmb.tech.
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
In accordance with the provisions of the Belgian Code of Companies and Associations and our CAA, we, when issuing shares, have the authority to limit or cancel the preferential subscription right of the shareholders in our interest in respect of such issuance. This limitation or cancellation can be decided upon in favor of one or more particular persons subscribing to that issuance.
When canceling the preferential right of the shareholders, priority may be given to the existing shareholders for the allocation of the newly issued shares.
Disclosure of major shareholdings
In accordance with the Belgian law relating to disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and containing miscellaneous provisions requiring investors in certain publicly-traded corporations whose investments reach the minimum disclosure threshold of 5% of our issued voting share capital, shareholders are required to notify us and the FSMA, of such change as soon as possible and in any event within four trading days. Further details in this respect can be found on the website of the FSMA: https://www.fsma.be/en/shareholding-structure-0. The information contained on this website does not form a part of this annual report.

Purchase and sale of our own shares
Article 13 of our CAA contains the principle that we and our direct and indirect subsidiaries may acquire and sell our own shares under the conditions laid down by law. With respect to the acquisition of our own shares, a prior resolution of the General Meeting is required to authorize us to acquire our own shares. Such an authorization was granted by a special general meeting of our shareholders on May 22, 2025 and remains valid for a period of five years as from the publication in the Annexes to the Belgian Official Gazette of the decision taken by such general meeting.

Pursuant to this authorization, we may acquire a maximum of 60,000,000 of our existing ordinary shares at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01. Shares that we acquire are held in treasury and are not allowed to vote.

Anti-takeover effect of certain provisions of our Articles of Association
Our CAA contain provisions which may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Supervisory Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
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
Limitations on the right to own securities
Neither Belgian law nor our CAA imposes any general limitation on the right of non-residents or foreign persons to hold our ordinary shares or exercise voting rights on our ordinary shares other than those limitations that would generally apply to all shareholders.
Transfer agent
The registrar and transfer agent for our ordinary shares in the United States is Computershare Trust Company N.A. Our Belgian Register is maintained by Euroclear Belgium.

C. Material contracts

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business or those attached as exhibits hereto or otherwise described herein.

D. Exchange controls

There are no Belgian exchange control regulations that would affect the import or export of capital, including the availability of cash and cash equivalents for use by our group or the remittance of dividends, interest or other payments to nonresident holders of our securities.

See "Item 10. Additional information—E. Taxation" for a discussion of the tax treatment of dividends.

E. Taxation

United States federal income tax considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership of our ordinary shares. This discussion does not purport to deal with the tax consequences of owning ordinary shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our ordinary shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, persons that will hold the ordinary shares as part of a hedging transaction, "straddle" (conversion transaction) persons who are deemed to sell the ordinary shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement," persons subject to the "base erosion and anti-avoidance" tax, and persons who are liable for an alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements and existing and proposed regulations issued by the United States Department of the

Treasury (the "Treasury Regulations"), all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who purchase ordinary and hold the ordinary shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the "Company," "we" and "us" are to CMB.TECH NV and its subsidiaries on a consolidated basis.
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

Exemption of operating income from U.S. federal income taxation

Under the U.S.-Belgian Tax Treaty, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the U.S.-Belgian Tax Treaty. We believe that we satisfy the requirements for exemption under the U.S.- Belgian Tax Treaty for our 2025 taxable year and expect to continue to do so for our future taxable years. Alternatively, we may qualify for exemption under Section 883, as discussed below.

Under Section 883 of the Code and the regulations there under, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1) we are organized in a foreign country, or our country of organization, that grants an "equivalent exemption" to corporations organized in the United States; and

(2) either

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, (the "50% Ownership Test)", or

(B) our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, ("Publicly-Traded Test").

Each of the jurisdictions where our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

We do not currently anticipate relying exclusively on the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our ordinary shares are "primarily traded" on the NYSE for this purpose even though the ordinary shares are also listed and traded on Euronext Brussels and on Euronext Oslo.

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

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year ("trading frequency test"); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year ("trading volume test"). We believe we satisfied the trading frequency and trading volume tests for the 2025 taxable year. Even if this was not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock ("5 Percent Override Rule").

For purposes of being able to determine the persons who own 5% or more of our stock (5% Shareholders), the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our ordinary shares. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

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

We have a significant 5% Shareholder that owns more than 50% of our ordinary shares. Therefore, the 5 Percent Override Rule is triggered. Provided that there are sufficient beneficial owners and we satisfy certain other requirements, we may be able to treat the 5% Shareholder as a qualified 5% Shareholder. We expect to satisfy the exception from the 5 Percent Override Rule, and therefore should be eligible to for the exemption under Section 883 of the Code.

We believe that we and each of our subsidiaries qualify for exemption under Section 883 of the Code for our 2025 taxable year. We also expect that we and each of our subsidiaries will qualify for this exemption for our subsequent taxable years. However, there can be no assurance in this regard. For example, if our 5% Shareholders own 50% or more of our ordinary shares, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified Shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.

We and/or one or more of our subsidiaries (collectively referred to as “we” for purposes of this paragraph) may also, or in the alternative, qualify for benefits of the U.S.-Belgium Treaty, which would also exempt us from U.S. federal income tax. Whether we so qualify depends, among other things, on whether we satisfy the limitation on benefits article of the U.S.-

Belgium Treaty. In particular, we would generally satisfy the limitation on benefits article if we can establish that we are engaged in the active conduct of a trade or business in Belgium, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in Belgium is substantial in relation to our trade or business activity in the United States. Additionally, we may also be able to satisfy the limitation on benefits article of the U.S.-Belgium Treaty if we can establish that our principal class of shares is regularly traded on a recognized stock exchange, such as the NYSE. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will qualify for exemption from tax under the U.S.-Belgium Treaty, or that the IRS or a court of law will agree with our determination in this regard.

Therefore, if we cannot qualify for benefits under the U.S.-Belgium Treaty or satisfy the requirements of Section 883 of the Code, we would be subject to United States taxation on our U.S. source shipping income.

Material Considerations Relevant to the Merger with Golden Ocean

The subsidiaries we acquired pursuant to the merger with Golden Ocean will also have to qualify for exemption under Code Section 883 from U.S. federal income taxation on their U.S.-source shipping income. The rules and considerations described in this Section “—United States Federal Income Taxation of the Company” will also apply to the Golden Ocean companies. However, since this merger was completed in August 2025, which is more than halfway through the 2025 taxable year, the Golden Ocean subsidiaries will rely on Golden Ocean’s form listing and trading activity to establish its exemption from U.S. federal income taxation for 2025. We intend to take the position for U.S. federal income tax purposes that the Golden Ocean companies that are required to file a U.S. federal income tax return satisfy the requirements of Code Section 883 and will claim the exemption pursuant to Code Section 883 from U.S. federal income taxation for the 2025 taxable year. For future taxable years, the Golden Ocean subsidiaries may qualify for the Section 883 exemption in the same manner as our other subsidiaries. For more information regarding the merger, please refer to the [Prospectus].

Taxation in the absence of treaty benefits or exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions ("4% gross basis tax regime"). Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

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

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

–We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
–Substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our ordinary shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income (qualified dividend income) as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the holder's ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our ordinary shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holders at preferential tax rates provided that (1) either we qualify for the benefits of the U.S.-Belgian Tax Treaty (which we expect to be the case) or the ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our ordinary shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Non-Corporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such ordinary share); and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar related property. There is no assurance that any dividends paid on our ordinary shares will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder.

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

Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if (a) CMB.TECH is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of CMB.TECH's earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of its dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of CMB.TECH's earnings and profits from sources within the U.S. for such taxable year divided by the total amount of CMB.TECH's earnings and profits for such taxable year.

The rules related to U.S. foreign tax credits are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available.

Special rules may apply to any "extraordinary dividend" generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a U.S. Non-Corporate Holder's adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in a share of ordinary shares paid by us. If we pay an "extraordinary dividend" on our ordinary shares that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.

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

Sale, exchange or other disposition of ordinary shares

Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. The U.S. Holder's initial tax basis in its shares generally will be the U.S. Holder's purchase price for the shares and that tax basis will be reduced (but not below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under "-United States Federal Income Taxation of U.S. Holders-Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC, for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

–At least 75 percent of the corporation's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
–At least 50 percent of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

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

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. We have not sought, and we do not expect to seek, a ruling from the IRS, on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

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

Taxation of U.S. Holders making a timely QEF Election

If a U.S. Holder makes a timely QEF election (an "Electing Holder"), the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and such U.S. Holder would need to make a separate QEF election for any such subsidiaries. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

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

Taxation of U.S. Holders not making a timely QEF or Mark-to-Market election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year ("Non-Electing Holder"), would be subject to special rules with respect to (1) any excess distribution (the portion of any distributions received by the Non-Electing Holder on our ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period before the taxable year for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of our ordinary shares. Under these special rules:

–The excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the ordinary shares;
–The amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
–The amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Sale, exchange or other disposition of ordinary shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless:

–The gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or
–The Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup withholding and information reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:

–Fails to provide an accurate taxpayer identification number;

–Is notified by the IRS that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or
–In certain circumstances, fails to comply with applicable certification requirements.
–Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.

If a Non-U.S. Holder sells his ordinary shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his ordinary shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells ordinary shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

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

Belgian tax considerations

In the opinion of Monard Law, our Belgian counsel, the following are the material Belgian federal income tax consequences of the acquisition, ownership and disposal of ordinary shares by an investor, but this summary does not purport to address all tax consequences of the ownership and disposal of ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ordinary shares as a position in a straddle, share-repurchase transactions, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the tax regime applicable to ordinary shares held by Belgian tax residents through a fixed basis or a permanent establishment ("PE") situated outside Belgium. In particular, this summary does not address any local taxes that may be due in connection with the ownership and disposal of ordinary shares, other than Belgian local surcharges which generally vary from 0% to 9% of the investor's income tax liability.

For purposes of this summary, a Belgian resident is:

–an individual subject to Belgian personal income tax, i.e., an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law;
–a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e., a corporate entity that has its statutory seat (unless it can be proven that the tax residence of the company is situated in a State other than Belgium), its main establishment, its administrative seat or seat of management in Belgium;
–an Organization for Financing Pensions subject to Belgian corporate income tax, i.e., a Belgian pension fund incorporated in the form of an Organization for Financing Pensions; or

–a legal entity subject to Belgian income tax on legal entities, i.e., a legal entity other than a company subject to Belgian corporate income tax, which has its main establishment, its administrative seat or its seat of management in Belgium.

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

Investors should consult their own advisors regarding the tax consequences of the acquisition, ownership and disposal of the ordinary shares in the light of their particular circumstances, including the effect of any state, local or other national laws.

Belgian taxation of dividends on ordinary shares

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Code of Companies and Associations is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the contributions made in exchange for the issuance of profit sharing certificates. However, a repayment of capital which is carried out in accordance with the Belgian Code of Companies and Associations, will be deemed to be derived proportionally (i) from the fiscal capital of the Company and (ii) from certain existing taxed reserves (irrespective of whether they are incorporated into the capital) and/or of the tax-free reserves incorporated into the capital. Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may, subject to certain conditions, not be considered as a dividend distribution. Such portion is determined on the basis of the ratio of the taxed reserves (except for the legal reserve up to the legal minimum and certain unavailable reserves) and the tax-free reserves incorporated into the capital (with a few exceptions) over the aggregate of such reserves and the fiscal capital.

Belgian withholding tax of 30% is normally levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.

If the Company redeems its own ordinary shares, the redemption gain (i.e., the redemption proceeds after deduction of the portion of fiscal capital represented by the redeemed ordinary shares) will, in principle, be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No Belgian withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions.For Belgian corporate investors, the qualification as a dividend will only apply if certain events occur within the same taxable period as the redemption of the Company's own shares. If this is not the case, the gain will be treated as a capital gain on the redeemed shares.

In case of liquidation of the Company, the liquidation gain (i.e., the amount distributed in excess of the fiscal capital) will in principle be subject to Belgian withholding tax at a rate of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions.

As mentioned above, any dividends or other distributions made by the Company to shareholders owning its ordinary shares will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of Council Directive 2011/96/EU dated November 30, 2011 (the "Parent-Subsidiary Directive"), or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply, and shareholders residing in countries other than Belgium are advised to consult their local advisors regarding the tax consequences of dividends or other distributions made by the Company. Shareholders of the Company residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any country other than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in the case where the U.S. shareholder is a company which holds at least 10% of the ordinary shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a U.S. company which has held at least 10% of the ordinary shares in the Company for a period of at least 12 months ending on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisors to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

Belgian resident individuals

For Belgian resident individuals who acquire and hold the ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report (the gross amount of) the dividends in their personal income tax return. Where such an individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer's overall declared income (local surcharges will not apply). The first EUR 833 (amount applicable for income year 2025 and 2026) of reported ordinary dividend income will be exempt from Belgian tax. This exemption from Belgian tax has to be claimed by each taxpayer via their tax declaration. For the avoidance of doubt, all reported dividends are taken into account to assess whether the said maximum amount is reached. In addition, if the dividends are reported, the Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the final personal income tax liability by at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the ordinary shares. This condition is not applicable if the individual can demonstrate that he has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends.

For Belgian resident individuals who acquire and hold the ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and will, in such case, be taxable at the investor's personal income tax rate with the addition of local surcharges. The Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the final personal income tax liability by at least EUR 2.50, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if the investor can demonstrate that he has held the full legal ownership of the ordinary shares for an uninterrupted period of twelve months prior to the attribution of the dividends.

Belgian resident companies

Corporate income tax

For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 25%, unless the reduced corporate income tax rates apply. Subject to certain conditions, a reduced corporate income tax rate of 20% as of year 2020 (i.e., for financial years starting on or after January 1, 2020) applies for Small and Medium Sized Enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Code of Companies and Associations) on the first EUR 100,000 of taxable profits.

Any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable (a) if the taxpayer can demonstrate that it has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends; or (b) if, during the said period, the ordinary shares never belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a permanent establishment in Belgium.

If the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") which is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

As a general rule, Belgian resident companies can (subject to certain limitations) deduct 100% of gross dividends received from their taxable income (Dividend Received Deduction Regime), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds the ordinary shares representing at least 10% of the share capital of the Company or a participation in the Company with an acquisition value of at least EUR 2,500,000; (2) the ordinary shares have been held or will be held in full ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code or the "Article 203 ITC Taxation Condition" are met; and (4) the anti-abuse provision contained in Article 203, §1, 7° of the Belgian Income Tax Code is not applicable (together, the "Conditions for the application of the Dividend Received Deduction Regime"). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the Dividend Received Deduction Regime to apply. As from tax year 2026, Belgian tax law provides that if the acquisition value of the shares amount to at least EUR 2,500,000 but the participation does not exceel 10% of the share capital, and the corporate shareholder does not qualify as a Small Enterprise, the shares must be recorded in the accounts as "financial fixed assets'.

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

The Belgian resident company must also inform the Company or its paying agent if the one-year period has expired or if its shareholding will drop below 10% of the share capital of the Company before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the dividend withholding tax which was temporarily withheld will be paid to the Belgian resident company.

Please note that the above described Dividend Received Deduction Regime and the withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless there is evidence to the contrary, that this arrangement or this series of arrangements is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Belgian resident organizations for financing pensions

For organizations for financing pensions ("OFPs"), i.e., Belgian pension funds incorporated in the form of an OFP ("organismen voor de financiering van pensioenen"/"organismes de financement de pensions") within the meaning of Article 8 of the Belgian Act of October 27, 2006, the dividend income is generally tax exempt.

Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.

If the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") which is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

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

If the ordinary shares are acquired by a non-resident in connection with a fixed base or a PE in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident personal or corporate income tax rate, as appropriate. Belgian dividend withholding tax levied at source may be credited against non-resident personal or corporate income tax and is reimbursable to the extent that it exceeds the income tax due by at least EUR 2.50, and subject to two conditions: (1) the taxpayer must own the ordinary shares in full legal ownership on the date on which the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the ordinary shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the ordinary shares were held in full legal ownership for an uninterrupted period of twelve months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during the said period, the ordinary shares have not belonged to a taxpayer other than a Belgian resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a Belgian PE.

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

Dividends distributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity may be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 833 (amount applicable for income year 2025 and 2026) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the ordinary shares) are taken into account to assess whether the said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied is credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return must be filed by the non-resident individual, any Belgian withholding tax levied could in principle be reclaimed by filing a certified, dated and signed written request addressed to the tax official of the Centre for Foreign Taxpayers ("Centrum Buitenland"/"Centre Etrangers"). Such a request must be filed no later than on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain supporting documents.

Belgian dividend withholding tax relief for non-residents

Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver in the meaning of Article 227, 3° of the Belgian ITC, which implies that it has separate legal personality and fiscal residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) except in specific circumstances, provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the ordinary shares, nor obligated to pay a manufactured dividend with respect to the ordinary shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the ordinary shares and that the above conditions are satisfied. The foreign pension fund must then forward that certificate to the Company or its paying agent.
As mentioned above, if the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") which is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

Dividends distributed to non-resident qualifying parent companies established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause will, under certain conditions, be exempt from Belgian withholding tax provided that the ordinary shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year.

A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive, as amended by Directive 2003/123/EC of December 22, 2003, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to a "besloten vennootschap met beperkte aansprakelijkheid"/"société privée à responsabilité limitée", a "coöperatieve vennootschap met onbeperkte aansprakelijkheid"/"société cooperative à responsabilité illimitée" and a "gewone commanditaire vennootschap"/"société en commandite simple" should also be understood as a reference to the "besloten vennootschap"/"société à responsabilité limitée", the "coöperatieve vennootschap"/"société cooperative", and the "commanditaire vennootschap"/"société en commandite" respectively); (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime. The Company should also meet the aforementioned conditions in order for the exemption to be applicable.

To benefit from this exemption, the non-resident company must provide the Company or its paying agent at the latest upon the attribution of the dividends with a certificate confirming its qualifying status and the fact that it meets the three aforementioned conditions.

If the non-resident company holds a minimum participation for less than one year at the time the dividends are paid on or attributed to the ordinary shares, the Company must deduct the withholding tax but does not need to transfer it to the Belgian Treasury provided that the non-resident company provides the Company or its paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the ordinary shares, and its commitment to hold the ordinary shares for an uninterrupted period of at least one year. The non-resident company must also inform the Company or its paying agent when the one-year period has expired or if its shareholding drops below 10% of the Company's share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax which was temporarily withheld, will be paid to the non-resident company.

Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (‘‘rechtshandeling of geheel van rechtshandelingen''/"acte juridique ou un ensemble d'actes juridiques'') for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless there is evidence to the contrary, that this arrangement or this series of arrangements is not genuine (‘‘kunstmatig''/"non authentique'') and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality. Pursuant to recent jurisprudence of the European Court of Justice, the withholding tax exemption may even be refused if the receiving Parent Company cannot be considered as the beneficial owner of the dividends.

Dividends distributed by a Belgian company to a non-resident company will be exempt from withholding tax, provided that (i) the non-resident company is established in the European Economic Area or in a country with which Belgium has concluded a tax treaty that includes a qualifying exchange of information clause, (ii) the non-resident company is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (iii) the non-resident company does not satisfy the 10% participation threshold but has a participation in the Belgian company with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend and which is recorded in the accounts as a financial fixed asset (unless the non-resident company would qualify as a Small Enterprise),(iv) the dividends relate to ordinary shares which are or will be held in full ownership for at least one year without interruption; and (v) the non-resident company has a legal form as listed in the annex to the Parent-Subsidiary Directive, as amended from time to time, or has a legal form similar to the ones listed in such annex (provided that, as regards the companies governed by Belgian law, the reference to a "besloten vennootschap met beperkte aansprakelijkheid"/"société privée à responsabilité limitée", a "coöperatieve vennootschap met onbeperkte aansprakelijkheid"/"société cooperative à responsabilité illimitée" and a "gewone commanditaire vennootschap"/"société en commandite simple" should also be understood as a reference to the "besloten vennootschap"/"société à responsabilité limitée", the "coöperatieve vennootschap"/"société cooperative" and the "commanditaire vennootschap"/"société en commandite" respectively) and that is governed by the laws of another Member State of the European Economic Area ("EEA"), or by the law of a country with which Belgium has concluded a qualifying double tax treaty. This exemption applies to the extent that the withholding tax, which would have been due if this exemption did not exist, would not be creditable nor reimbursable in the hands of the non-resident company. The Company should also meet conditions (ii) and (v) in order for the exemption to be applicable. The condition that the participation should be recorded as a financial fixed asset applies for dividends distributed as of 29 July 2025.

In order to benefit from the exemption of withholding tax, the non-resident company must provide the Company or its paying agent with a certificate confirming (i) it has the above-described legal form, (ii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) it holds a participation of less than 10% in the capital of the Company but with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend and which is recorded in the accounts as a financial fixed asset (unless the non-resident company would qualify as a Small Enterprise), (iv) the dividends relate to ordinary shares in the Company which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) the extent to which it could, in principle, if this exemption did not exist, credit the levied Belgian withholding tax or obtain a reimbursement according to the legal provisions applicable on December 31 of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable.

Belgian dividend withholding tax is subject to such relief as may be available under applicable double tax treaty provisions. Belgium has concluded double tax treaties with more than 100 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions related, among other things, to the size of the shareholding and certain identification formalities. Such reduction may be obtained either directly at source or through a refund of taxes withheld in excess of the applicable tax treaty rate. The U.S. – Belgium Tax Treaty provides for a reduced withholding tax or a withholding tax exemption, if certain conditions are met (see above). A claim for reimbursement of amounts withheld in excess of the rate defined by the double tax treaty (Form 276 Div-Aut) can be filed with KMO Centrum Specifieke Materies – Team 6 – Kruidtuinlaan 50, mailbox 3429, 1000 Brussels, Belgium or foreigners.team6@minfin.fed.be.

Prospective holders should consult their own tax advisors to determine whether they qualify for a reduction in withholding tax upon payment or attribution of dividends, and, if so, to understand the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Belgian taxation of capital gains and losses on ordinary shares

Belgian resident individuals

The Belgian government recently proposed a draft bill introducing a capital gains tax for private individuals and legal entitites subject to the legal entities tax (see below). Although the draft bill has not been approved yet by parliament, the minister of Finance confirmed that the capital gains tax will apply for capital gains realised as of 1 January 2026.
Below, we will discuss the Belgian tax regime for capital gains realised before and as of 1 January 2026, the expected entry into force of the capital gains tax.

Belgian tax regime for capital gains realised until 31 December 2025

In principle, Belgian resident individuals acquiring the ordinary shares as a private investment should not be subject to Belgian capital gains tax on a disposal of the ordinary shares until 31 December 2025, and capital losses will not be tax deductible.

Capital gains realized by a Belgian resident individual are however taxable at 33% (plus local surcharges), unless the capital gain on the ordinary shares is deemed to be realized within the scope of the normal management of private estate. Only the net capital gain will be taxed. Capital losses are, however, not tax deductible. Moreover, capital gains realized by Belgian resident individuals on the disposal of the ordinary shares to a non-resident company (or body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, in each case established outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in the Company (i.e., a shareholding of more than 25% in the Company). Capital losses arising from such transactions are, however, not tax deductible.

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

Belgian tax regime for capital gains realised as of 1 January 2026

Capital gains realized by a Belgian resident individual outside the scope of a professional activity and within the normal management of private estate will be taxable at a capital gains tax of 10%. The first EUR 10,000 of capital gains will be exempt from the capital gains tax. For the avoidance of doubt, all capital gains realised by the Belgian resident individual during the taxable period should be taken into account for assessing the threshold. If the Belgian resident individual did not realise a capital gain during a given taxable period or did not (fully) use the first tranche of EUR 1,000 of the threshold, the remainder of said tranche can be carried-forward for the next five years.

Moreover, only the capital gains as of 1 January 2026 will be taxable under the capital gains tax. Historic capital gains (i.e. the closing value of the stock per 31 December 2025) are exempt. In principle, the financial institution will withhold the capital gains tax. The withholding discharges the Belgian resident individual’s personal income tax liability. However, if the capital gain would be tax exempt, such exemption should be requested in the personal income tax return. If the participation amounts to at least 20% of the share capital, a specific tax regime applies with progressive tax rates up to 10% for a capital gain exceeding EUR 10 million. The first tranche of EUR 1 million is also tax exempt. This threshold is assessed on a 5-year basis. However, if the capital gain would be realized on the disposal of ordinary shares to a non-resident company (or body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, in each case established outside the European Economic Area, the gain will be taxable at a rate of 16.5%.

Capital gains realized by Belgian resident individuals in case of redemption of the ordinary shares will be taxable as a dividend, if during the same taxable period, a capital loss is registered on the shares, the shares have been withdrawn or sold, or the company has been liquidated. Otherwise, the capital gain not will be taxable as a dividend, but as a capital gain on shares.

Capital gains realised in case of liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.

If the capital gains are realised within the scope of a professional activity or outside the normal management of private estate, the capital gain can be taxed as a professional income or a miscellaneous income (see above).
Belgian resident individuals should consult their own tax advisors to assess the impact of the new capital gains tax.

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

Ordinary shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. The capital gains on such ordinary shares are taxable at the standard corporate income tax rate of 25% unless the reduced corporate income tax rate of 20% applies, and the capital losses on such ordinary shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization. Capital gains realized by Belgian resident companies in case of redemption of the ordinary shares or in case of liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.

Belgian resident organizations for financing pensions

Capital gains and capital losses realized by OFPs within the meaning of Article 8 of the Belgian Act of October 27, 2006 upon the disposal of the ordinary shares are not to be taken into account for the determination of the taxable result of the OFPs.

Other Belgian resident legal entities subject to Belgian legal entities tax

Capital gains realized as of 1 January 2026 by other Belgian resident legal entities subject to Belgian legal entities tax will be subject to a capital gains tax of 10%. The first EUR 10,000 of capital gains will be exempt from the capital gains tax. For the avoidance of doubt, all capital gains realised by the Belgian legal entity during the taxable period should be taken into account for assessing the threshold. If the Belgian legal entity did not realise a capital gain during a given taxable period or did not (fully) use the first tranche of EUR 1,000 of the threshold, the remainder of said tranche can be carried-forward for the next five years. Moreover, only the capital gains as of 1 January 2026 will be taxable under the capital gains tax. Historic capital gains (capital gains realised until 31 December 2025) will be exempt.

In principle, the financial institution will withhold the capital gains tax. The withholding discharges the Belgian legal entity’s income tax liability. However, if the Belgian resident entity would like to apply an exemption, the capital gain should be reported in the tax return. If the participation amounts to at least 20% of the share capital, a specific tax regime applies with progressive tax rates up to 10% for a capital gain exceeding EUR 10 million. The first tranche of EUR 1 million is also tax exempt. This threshold is assessed on a 5-year basis. However, if the capital gain would be realized on the disposal of ordinary shares to a non-resident company (or body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, in each case established outside the European Economic Area, the gain will be taxable at a rate of 16.5%.

Capital gains realized by Belgian resident legal entities in case of redemption of the ordinary shares will be taxable as a dividend, if during the same taxable period, a capital loss is registered on the shares, the shares have been withdrawn or sold, or the company has been liquidated. Otherwise, the capital gain not will be taxable as a dividend, but as a capital gain on shares.

Capital gains realized in case of liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.

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

Non-resident individuals who do not use the ordinary shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty, or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the ordinary shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are to be considered speculative or beyond the normal management of one's private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the ordinary shares by Belgian individuals. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax advisor.

Annual tax on securities accounts

The law of February 17, 2021 on the introduction of an annual tax on securities accounts (the "Law of February 17, 2021") has introduced an annual tax on securities accounts into Belgian law effective as from February 26, 2021. Pursuant to the Law of February 17, 2021, a 0.15% tax is applicable to Belgian residents and non-residents who hold securities accounts with an average value, over a period of twelve consecutive months starting on October 1 and ending on September 30 of the subsequent year, higher than EUR 1,000,000. The ordinary shares are principally qualifying securities for the purposes of this tax.

The tax due is limited to 10% on the difference between the taxable amount and the aforementioned cap of EUR 1,000,000. This cap is assessed per securities account (irrespective of whether the account is held in Belgium or abroad) and involves Belgian as well as foreign securities accounts held by Belgian residents. Securities held by non-residents only fall within the scope of the annual tax on securities accounts provided they are held on securities accounts with a financial intermediary established or located in Belgium. Note that, pursuant to certain double tax treaties, Belgium has no right to tax capital. Hence, to the extent that the annual tax on securities accounts is viewed as a tax on capital within the meaning of these double tax treaties, treaty override may, subject to certain conditions, be claimed. Belgian establishments of non-residents are, however, treated as Belgian residents for the purposes of the annual tax on securities accounts, so that both Belgian and foreign securities accounts fall within the scope of this tax. A draft bill is pending to increase the tax rate to 0.30% for reference periods ending after publication of the bill. Although the bill has not yet been published, it is expected that publication will follow soon.

The annual tax on securities accounts is in principle due by the financial intermediary established or located in Belgium. Otherwise, the annual tax on securities accounts needs to be declared and is due by the holder of the securities accounts itself, unless the holder provides evidence that the annual tax on securities accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In that respect, intermediaries located or established outside of Belgium could appoint an Annual Tax on Securities Accounts Representative in Belgium. Such a representative is then liable towards the Belgian Treasury ("Thesaurie"/"Trésorerie") for the annual tax on securities accounts due and for complying with certain reporting obligations in that respect. If the holder of the securities accounts itself is liable for reporting obligations (e.g., when a Belgian resident holds a securities account abroad with an average value higher than EUR 1,000,000), the tax return for the annual tax on securities accounts must be filed on July 15 of the year following the year on which the tax was calculated, at the latest, irrespective of whether the Belgian resident is an individual or a legal entity. In the latter case, the annual tax on securities accounts must be paid by the taxpayer on August 31 of the year following the year on which the tax was calculated, at the latest.

As a general rule, no annual tax on securities accounts is due provided that the average value of the securities account is less than EUR 1,000,000.
Please note that the annual tax on securities accounts contains several (specific) anti-abuse provisions aimed at remediating tax avoidance. A specific reporting obligation applies in case of conversion of a qualifying account with an average value of more than EUR 1,000,000 to a financial instrument that does not fall in scope of the annual tax on securities account or splitting such account into several accounts in order to avoid reaching the cap of EUR 1,000,000 on the relevant securities account. Such conversion or split will not be enforceable against the tax authorities, unless the taxpayer can demonstrate that the transaction is motivated by other reasons than avoiding the annual tax on securities accounts.

Investors should consult their own professional advisors in relation to the annual tax on securities accounts.

Belgian tax on stock exchange transactions

The purchase and the sale and any other acquisition or transfer for consideration of existing ordinary shares (secondary market transactions) is subject to the Belgian tax on stock exchange transactions ("taks op de beursverrichtingen"/"taxe sur les opérations de bourse") if it is (i) executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium or by legal entities for the account of their seat or establishment in Belgium (both referred to as a "Belgian Investor"). The tax on stock exchange transactions is not due upon the issuance of new ordinary shares (primary market transactions).

The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase price, capped at EUR 1,600 per transaction and per party.

A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the Belgian Investor, unless that Belgian Investor can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian Stock Exchange Tax Representative, which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary. If the Belgian Stock Exchange Tax Representative has paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transactions.

No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2.9° and 10° of the Belgian Law of August 2, 2002 on the supervision of the financial sector and financial services; (ii) insurance companies defined in Article 5 of the Belgian Law of March 13, 2016 on the status and supervision of insurance companies and reinsurance companies; (iii) pension institutions referred to in Article 2,1° of the Belgian Law of October 27, 2006 concerning the supervision of pension institutions; (iv) undertakings for collective investment; (v) regulated real estate companies; and (vi) Belgian non-residents.

Application of the Tonnage Tax Regime to the Company

The Belgian Ministry of Finance approved CMB.TECH NV's application on October 23, 2013 for beneficial tax treatment of certain of our vessel operations income. Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis, Tonnage Tax Regime, an alternative way of calculating taxable income of operating qualifying ships. Taxable profits are calculated by reference to the net tonnage of the qualifying vessels a company operates, independent of the actual earnings (profit or loss) for Belgian corporate income tax purposes). This Tonnage Tax Regime was initially granted for 10 years and was renewed for an additional 10-year period in 2013. The Belgian Ruling Commission formally confirmed that the Tonnage Tax Regime applies until the end of 2023. On 16 April 2024, the Belgian Ruling Commission formally confirmed that the Company can apply the Tonnage Tax Regime as of January 1, 2024 for a period of 10 years.

Furthermore, the Belgian Ministry of Finance approved CMB.TECH BELGIUM NV's application on January 17, 2023 for beneficial tax treatment of her vessel operations income. This Tonnage Tax Regime is granted for 10 years and can be renewed for an additional 10-year period in 2033.

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
Estate and gift tax
There is no Belgian estate tax on the transfer of shares of the Company on the death of a Belgian non-resident.

Donations of shares of the Company made in Belgium may or may not be subject to gift tax depending on how the donation is carried out.

Pillar Two

On December 20, 2021, the OECD released the Pillar Two Model Rules (also referred to as the "Anti Global Base Erosion" or "GloBE" Rules). These rules are part of the Two-Pillar Solution to address the tax challenges of the digitalization of the economy that was agreed by 137 member jurisdictions of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting ("BEPS") and endorsed by the G20 Finance Ministers and Leaders in October 2021.

Council Directive (EU) 2022/2523 of December 14, 2022 (the "Minimum Tax Directive") provides a common set of rules for EU Member States to implement the Pillar Two Model Rules in their national laws. The rules are intended to ensure a global minimum level of taxation of 15% for multinational enterprise groups and large-scale domestic groups in the EU. The rules will apply to multinational enterprise groups and large-scale domestic groups in the EU with combined financial revenues of more than EUR 750 million a year. They will apply to any large group, both domestic and international, with a parent company or a subsidiary situated in an EU Member State. The Minimum Tax Directive includes a common set of rules on how to calculate the 15% effective minimum tax rate. If the minimum effective rate is not imposed by the country where the parent company or the subsidiary is based, there are provisions for the EU Member State of the parent company to apply a "top-up" tax.

EU Member States had until December 31, 2023 to transpose the Minimum Tax Directive into national legislation with the rules to be applicable for fiscal years starting on or after December 31, 2023, with the exception of the Undertaxed Profit Rule ("UTPR") which will be applicable for fiscal years starting on or after December 31, 2024. Belgium has timely implemented the Minimum Tax Directive by the law of December 19, 2023. Countries outside the EU are also starting to implement the Pillar Two Model Rules as agreed by the G20/OECD Inclusive Framework on BEPS in their national laws.

Under the Pillar Two Model Rules as provided by the Minimum Tax Directive and as implemented in Belgium, the income (or loss) is calculated based on financial accounts, which provides a base that is harmonized across all jurisdictions. Certain adjustments are provided to align the financial accounts with tax purposes, including an exclusion for international shipping income and safe harbor rules. Countries may introduce domestic minimum taxes.

We have determined that the global minimum top-up tax, which is required to be paid under Pillar Two legislation, is an income tax in the scope of IAS 12. We have applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. The impact for the group was assessed and it was concluded that a limited top – up tax was applicable for 2025.

FASTER

On January 10, 2025, the Council Directive (EU) 2025/50 on faster and safer relief of excess withholding taxes (“FASTER”) was published in the EU's Official Journal.

FASTER aims to simplify and standardize the procedures in order to obtain a refund of withholding tax by introducing a common EU digital tax residence certificate and two fast-track procedures complementing the existing standard refund procedure.

The Directive must be implemented into national legislation by December 31, 2028. The national rules will have to become applicable from January 1, 2030.

Investors should consult their own professional advisors in relation to FASTER.

F.          Dividends and paying agents

Not applicable.

G.          Statement by experts

Not applicable.

H.          Documents on display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at https://cmb.tech.  This web address is provided as an inactive textual reference only.  Information contained on our website does not constitute part of this annual report.

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address: CMB.TECH NV, De Gerlachekaai 20, 2000 Antwerp, Belgium, Telephone: +32 3 247 44 11.

I.          Subsidiary information

Not applicable.

J.         Annual report to security holders

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured and unsecured credit facilities. Since July 1, 2023 all amounts borrowed under the credit facilities bear interest at a rate equal to SOFR or EURIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percent increase in SOFR or EURIBOR would have increased our interest expense for the year ended December 31, 2025 by approximately $44.6 million ($13.8 million in 2024).
Currency risk

We are exposed to currency risk related to our operating expenses and treasury notes expressed in euros. In 2025, about 4.8% of the total operating expenses were incurred in euros (2024: 29.6%). Revenue and financial instruments are expressed in U.S. dollars only. A 10 percent strengthening of the Euro against the dollar at December 31, 2025 would have decreased our profit or loss by $6.4 million (2024: $19.7 million). A 10 percent weakening of the euro against the dollar at December 31, 2025 would have had the equal but opposite effect.
Credit risk

We are exposed to credit risk from our operating activities (primarily for loans and guarantees, trade receivables and available liquidity under our credit revolving facilities) and from our financing activities, including credit risk related to undrawn portions of our facilities and deposits with banks and financial institutions. We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions. The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on the rating agency, Standard & Poor's Financial Services LLC. We employ a robust risk management framework to evaluate and address customer risk effectively. Through a detailed assessment, we evaluate customers based on credit and financial risk criteria sourced from specialized providers, direct interactions and internal business intelligence, dictating various aspects of engagement such as credit exposure limits, payment terms and acceptability of indemnity letters. Management oversees categorization and risk mitigation measures, especially for higher-risk customers. Regular assessments and ongoing monitoring allow us to adapt to evolving risks, ensuring prudent business relationships.
Market risk

Historically, the shipping markets have been volatile due to numerous factors affecting the price, supply and demand for vessel capacity across different segments. Changes in global trade patterns, geopolitical events, regulatory developments and macroeconomic conditions can materially impact our revenues, profitability and cash flows. In the tanker market, fluctuations in demand for oil transportation over longer distances, changes in global refinery capacity and shifts in trade flows significantly influence freight rates. A substantial portion of our tanker fleet is exposed to the spot market, where volatility can have a direct impact on earnings. The container shipping market is driven by global consumer demand, port congestion, supply chain disruptions and fleet capacity. Periods of high volatility, as seen in recent years, can lead to significant swings in freight rates and vessel utilization. In the dry bulk market, earnings are influenced by demand for commodities such as iron ore, coal and grain, as well as seasonal variations and fleet supply. Market fluctuations can be exacerbated by macroeconomic conditions, trade policies and weather-related disruptions. The chemical tanker market is impacted by the production and distribution of petrochemicals, specialty chemicals and biofuels. Demand is linked to industrial activity and regulatory changes, while the supply side is affected by fleet renewal and environmental regulations.

The offshore wind market is subject to policy support for renewable energy, project financing and technological advancements. Demand for CSOVs and installation vessels is closely tied to offshore wind farm developments and construction timelines. Market risks include regulatory uncertainty, supply chain constraints and fluctuations in project execution schedules. Every increase (decrease) of $1,000 on a spot freight market (VLCC, Suezmax, Newcastlemax, coaster, container, chemical tanker and CSOV) per day would have increased (decreased) profit or loss by $43.7 million in 2025 (2024: $14.5 million).
For further information, please see Note 19 to our consolidated financial statements included herein.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure of controls and procedures

We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B. Management's annual report on internal control over financial reporting

In accordance with Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards). The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2025 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), in 2013.

As permitted by SEC guidance, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting excluded the internal controls of Golden Ocean Group Limited, which was acquired on March 12, 2025. The operations of Golden Ocean are included in our consolidated financial statements for the year ended December 31, 2025, and represented approximately 59.4% of our consolidated total assets, 41.5% of total revenues and (2.1)% of net income as of and for the year then ended.

Based on its assessment, management concluded that, excluding the internal control over financial reporting of the acquired entity described above, we maintained effective internal control over financial reporting as of December 31, 2025, based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).

C. Report of Independent Registered Public Accounting Firm.

Shareholders and Board of Directors
CMB.TECH NV
Antwerp, Belgium

Opinion on Internal Control over Financial Reporting

We have audited CMB.TECH NV’s (the “Company’s”) internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of 31 December 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2025, and the related notes and our report dated 20 April 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15B, Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying ”Item 15B, Management’s Annual Report on Internal Control over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Golden Ocean Group Limited, which was acquired on 12 March 2025, and which is included in the consolidated statement of financial position of the Company as of 31 December 2025, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the year then ended. Golden Ocean Group Limited constituted 59.4% of total assets as of 31 December 2025, and 41.5% and (2.1)% of revenues and net income , respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Golden Ocean Group Limited because of the timing of the acquisition which was completed on 12 March 2025.Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Golden Ocean Group Limited.

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

/s/ BDO Bedrijfsrevisoren BV

Antwerp, Belgium

20 April 2026

D. Changes in internal control over financial reporting

During the year ended December 31, 2025, as part of management's ongoing evaluation of internal control over financial reporting, management identified opportunities to strengthen the design of review controls over the preparation and oversight of periodic financial reporting, including interim reports. In response, management implemented the following enhancements:

–Optimization of the deployment of existing financial reporting and consolidation resources, including clarification of roles and responsibilities and the integration of the Golden Ocean finance team into the Group's financial reporting structure and processes;
–Enhancement of the period-end review and close process, including strengthened review procedures and improved documentation standards across key financial statement areas; and
–Implementation of structural improvements to support sustainable control execution, including the phased introduction of dedicated financial reporting and consolidation tools.

These enhancements were implemented during the second half of 2025 and the related controls were operating effectively as of December 31, 2025.

In connection with the acquisition of Golden Ocean Group Limited on March 12, 2025, we are in the process of integrating Golden Ocean into our operations and evaluating any associated changes to our internal control over financial reporting. While this integration is ongoing, we have implemented additional review and reconciliation procedures to ensure the accuracy of financial reporting related to Golden Ocean. Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Golden Ocean. This entity is included in our consolidated financial statements and constituted 59.4% of total assets and 41.5% of revenues as of and for the year ended on December 31, 2025.

Other than the changes described above, there were no other changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with the rules of the NYSE, the U.S. exchange on which our ordinary shares are listed, we have appointed an audit committee, referred to as the Audit and Risk Committee, whose members as of December 31, 2025, are Mr. De Brabandere, as Chair, Ms. Scheers and Mr. Molis.

Our Supervisory Board has determined that Mr. De Brabandere is an audit committee financial expert, as such term is defined under U.S. securities laws, and independent, as such term is defined under the U.S. securities laws and the NYSE rules and regulations.

ITEM 16B.    CODE OF ETHICS
We have adopted a code of conduct that applies to our directors, officers, employees and certain persons performing similar functions. A copy of our code of conduct is available on our website at https://cmb.tech. We will also provide a hard copy of our code of conduct free of charge upon written request of a shareholder.
Our code of conduct is also filed as Exhibit 11.1 to this annual report.

Shareholders may also request a copy of our code of conduct at no cost, by writing or telephoning us at the following address:
CMB.TECH NV, De Gerlachekaai 20, 2000 Antwerp, Belgium.
Telephone: +32 3 247 44 11

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES

In accordance with the provisions mentioned in Article 27 of our CAA, the Company’s independent auditor is appointed by the general shareholders’ meeting for a renewable period of three years.
Our principal accountants for the years ended December 31, 2024 and 2025 were BDO Bedrijfsrevisoren BV/SRL (BDO) - BDO Réviseurs d'Entreprises (PCAOB ID: 1432), located at Da Vincilaan 9 E.6, Zaventem, B1930, Belgium.
The following table sets forth the fees related to audit, tax and other services provided by BDO.

(in U.S. dollars)	December 31, 2025	December 31, 2024
Audit fees	2,795,143	2,090,730
Audit-related fees	13,842	3,478
Taxation fees	—	—
All other fees	—	—
Total	2,808,985	2,094,208

Audit fees

Audit fees are fees billed for the audit of our annual financial statements or for services that are normally provided by our independent audit firms in connection with our statutory and regulatory filings and engagements (as applicable) services that provide assurance on the fair presentation of financial statements and generally encompass the following specific elements:

–an audit opinion on our consolidated financial statements;
–an audit opinion on the statutory financial statements of individual companies within our consolidated group of companies, where legally required;
–a review opinion on interim financial statements; and
–in general, any opinion assigned to the statutory auditor by local legislation or regulations.

The 2025 audit fees cover the cost of legally required review procedures relating to dividend distributions in Q2, Q3 and Q4, as well as different contributions in kind for subsidiaries. Regarding the Golden Ocean acquisition, work was carried out on forms F-3 and F-4, as well as on Golden Ocean's business combination and opening balance sheet.

The 2024 audit fees include fees for the legally required review procedures with regard to the third-quarter interim dividend which is related to one of its subsidiaries as well as the contributions in kind for four of its subsidiaries. Additionally, they include the audit of the opening balance sheet of CMB.TECH Enterprises following its acquisition, regulatory required related party procedures regarding the sale of five Suezmax vessels, agreed upon procedures on European Market Infrastructure Regulation ("EMIR")reporting, and the preliminary assessment in view of the first year of sustainability reporting.

Audit-related fees

Audit-related fees are fees not included in audit fees for assurance or other related work traditionally provided to us by our independent external audit firms in their role as statutory auditors and which are reasonably related to the performance of the audit or review of our financial statements.

These services are related to an Agreed upon Procedures engagement on the written statement of CMB.TECH NV on the job creation and preservation commitments pursuant to article 22/2, 7° of the Flemish Region Act of February 6, 2004, as amended, supplemented or extended from time to time, for CMB.TECH in the context of the Company's compliance with the Flemish Government Decree of April 15, 2009, as amended, supplemented or extended from time to time, in respect of the guarantee agreement of December 19, 2025.

The fee also includes an ISRS 4400 Agreed upon Procedures engagement in connection with the grants awarded to Ammonia Carrier AS from Enova and an engagement for the audit of the Local Actual Business Spending as shown in the accompanying Statement of Actual Business Spending of Golden Ocean Shipping Co Pte. Ltd. under the Maritime Sector Incentive.

Taxation fees

No fees were incurred in relation to tax services in 2025 and 2024.

All other fees
The Group did not incur any other fees in 2025 and 2024.

The Supervisory Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the approval of each of the additional audit and non-audit related services to be provided by the appointed auditor under such engagement by the Company. The Supervisory Board approved all services provided by our principal auditors in 2025 and 2024 were approved by the Supervisory Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a company incorporated in Belgium, are not required to comply with certain of the corporate governance practices required to be followed by U.S. companies under the NYSE listing standards and are allowed to follow home country practice in lieu of such requirements. Set forth below is a list of the significant differences between our current or potential corporate governance practices and NYSE listing standards applicable to listed U.S. companies.

Independence of Directors
The NYSE requires that a U.S. listed company maintain a majority of independent directors. Our Supervisory Board currently consists of six members. The NYSE and Belgian law have different "independence" standards with respect to a company's directors. Under NYSE listing rules, our Supervisory Board has determined that each of Mr. De Brabandere, Mr. Molis, Mr. Steen, Mr. Bøe, Ms. Scheers and Ms. Janssens is independent. Under Belgian law, our Supervisory Board has determined that each of Ms. Janssens, Mr. Molis, Mr Steen and Ms. Scheers is independent.
Executive sessions
The NYSE requires that Supervisory Board Members meet regularly in executive sessions without presence of the Management Board. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Belgian law, closed sessions of our Supervisory Board may comprise both independent and non-independent Supervisory Board members.

Compensation Committee and Nominating/Corporate Governance Committee
The NYSE requires that a listed U.S. company has a compensation committee and a nominating/corporate governance committee of independent directors. The Company's Corporate Governance and Nomination Committee, as well as the Remuneration Committee, currently consist entirely of independent members under NYSE standards. In accordance with Belgian corporate law and corporate governance standards, both Committees must at all times maintain a majority of independent members (in accordance with Belgian independence standards).
Audit committee
The NYSE requires, among other things, that a listed U.S. company has an audit committee comprised of a minimum of three directors, who are all independent. Under Belgian law, our Audit and Risk Committee need not be comprised of three entirely independent members, but it must at all times count among its members at least one independent member (in accordance with Belgian independence standards).
Although we are not required to do so under the NYSE rules and Rule 10A-3 under the Exchange Act, our Audit and Risk Committee is currently comprised of three independent members in accordance with the Exchange Act and NYSE rules.
Corporate governance guidelines
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
Shareholder approval of securities issuances
The NYSE requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices under the laws of Belgium for authorizing issuances of securities.
Proxies
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements in connection with meetings of the Company's shareholders as required by U.S. companies under the NYSE listing rules and regulations. As provided in our Coordinated Articles of Association, the designation of a proxy holder by a shareholder will occur as stated in the convening notice for the respective meeting of shareholders. The Supervisory Board of the Company may decide on the form of the proxies and may stipulate that the same be deposited at the place it indicates, within the period it fixes and that no other forms will be accepted.
Information about our corporate governance practices may also be found on our website, https://cmb.tech, in the section "Investors" under "Corporate Governance." The information contained on our website does not form a part of this annual report.

Clawback Policy
On December, 5, 2023, we adopted a policy regarding the recovery of erroneously awarded compensation ("Clawback Policy") in accordance with the applicable rules of the NYSE and Section 10D and Rule 10D-1 of the Exchange Act, as amended. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data, or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. Our Supervisory Board administers our Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery. Our "Clawback Policy" is filed as Exhibit 4.46 to this annual report.

ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.     INSIDER TRADING DISCLOSURE

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards.

The "Insider Trading Policy - Dealing Code" is filed as Exhibit 11.2 to this annual report.

ITEM 16K.     CYBERSECURITY

We are actively working towards establishing ourselves as a trustworthy resilient shipping organization giving high priority to cybersecurity. Throughout 2025, the heightened awareness on cybersecurity matters within the Company has been instrumental in identifying and addressing critical cybersecurity challenges both onshore and offshore.

The evolving threat landscape, the broadening attack surface, and the ongoing commitment to transparency necessitate active collaboration with our strategic partners. Together, we are dedicated to securing and fortifying a reliable information security data platform that prioritizes data security. This commitment aligns seamlessly with our enhanced cybersecurity and data protection policy, inclusive of comprehensive mitigation measures and a meticulously incident response plan. We conduct regular risk assessments for both operational technology and information technology ("IT") systems, implementing corresponding mitigating actions.

Our IT organization continually monitors for threats using a variety of tools, processes and third-party auditing. A dedicated Chief Information Security Officer role is in place since 2024 to ensure continuous attention on this. Next to that, a third party organization has installed a "Security Information and Event Management" / "Security Operations Center" to monitor and respond security incidents.

When threats are identified, our Computer Security Incident Response Team is activated to contain, eradicate and recover from the incident swiftly and methodically.

We place a strong emphasis on the continuous training of shore-based personnel, crew and contractors in cybersecurity protocols. Regular updates are designed to ensure that our team remains well-versed in the latest developments. Additionally, cybersecurity awareness training sessions and exercises are conducted for both onshore and onboard personnel with an emphasis on all kinds of phishing techniques.

Our fleet endeavors to be at the forefront of adopting secure technologies. Collaborating closely with service and product vendors is pivotal in validating real-world, standards-based cybersecurity capabilities that effectively address business needs onboard. Our goal is to introduce advanced cybersecurity measures and secure infrastructure that not only inspire technological innovation but also foster the growth of our fleet.

We attempt to achieve our cybersecurity goals through:

Practical cybersecurity:
–Implementation of standards-based, cost-effective, repeatable and scalable cybersecurity solutions to secure data and digital infrastructure.

Cyber compliance:
–Employing methods and tools to ensure compliance with cybersecurity best practices and regulatory frameworks.

Vulnerability scans :
–To enhance our cybersecurity posture, we have also incorporated regular vulnerability scans into our cybersecurity strategy.
–These scans play a pivotal role in identifying and addressing potential weaknesses, contributing to the overall resilience of our systems and data protection measures.
–This proactive approach ensures that our cybersecurity initiatives remain adaptive and responsive to the evolving threat landscape.

Centralized management and monitoring:
–Implementing a remote management and monitoring platform to gain a comprehensive overview of the fleet.
–Providing secure, monitored and recorded remote access to all IT infrastructure, including vessel assets, all user endpoint devices and other active network components.

Commitment to cybersecurity audit of the IT landscape by external partner
–On a yearly basis, a cybersecurity audit is planned, including a vulnerability scan on year one and a Penetration testing (better known as PEN testing) on year two.
–We routinely coordinate with auditors and other third-party partners, to help ensure our systems are evaluated and held to the utmost security standards. The outcome of these sessions results in policy and procedure updates to prevent and resolve cybersecurity incidents in a timely manner.

Advanced antivirus and Endpoint Detection and Response ("EDR"):
–We have deployed an EDR solution for continuous monitoring and response to advanced threats on all endpoints in or connecting to the CMB.TECH IT landscape. An escalation matrix to action critical and high impact incidents is put in place to ensure consistent coverage and actioning of these incidents.
–Establishing centralized dashboards for on-shore and off-shore visibility into endpoint security status and alerts.

Governance on cybersecurity strategy, continuous improvement and incident response
–An overview of cybersecurity incidents, detailing what the criticality is of the incident, who is involved, what is involved, and what is being done to mitigate all risks associated with the incident, is to be provided at our IT Steering Committee meetings. Based on critical incidents reported, plans for measures to avoid these incidents from happening in the future are decided on the IT Steering Committee and follow up on implementation is done in subsequent IT Steering Committees.
–Cybersecurity incidents classified as critical and having financial impact are communicated immediately to all members of the IT Steering Committee by our Chief Information and Security Officer ("CISO").
–Within our IT organization, a monthly meeting is held to review all aspects of cybersecurity. Discussion topics include, but are not limited to, current or recent incidents, upcoming threats, review of software and hardware vulnerabilities, upcoming policy and procedure changes and recommendations from third party partners are a few examples of topics discussed.

Members of the IT Steering Committee include:
–include all members of the Management Board;
–our Internal Audit team;
–Operations Director;
–Technical Director;
–Chief Technology Officer ("CTO");
–our Head of Accounting;
–our Heads of business;
–and our Head of IT.

Our Head of IT is responsible for assessing and managing all risks from cybersecurity threats, assisted by the CISO reporting to the Head of IT. Our CISO is qualified to assess all risks from cybersecurity threats.

All detected cybersecurity incidents in 2025 were resolved in an efficient manner. Due to the swift and methodical actions taken by the IT Organization, external security operations partners and other relevant stakeholders, there were no material adverse effects on the Company's business, strategies or visions.

We continually strive to advance and adapt to the evolving world of cybersecurity so that we may resolve any future cybersecurity incidents using improved techniques and processes.

We remain steadfast in our commitment to fortifying its cybersecurity posture, embracing technological advancements, and fostering a secure environment for its maritime and land-based operations.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See "Item 18. Financial Statements".

ITEM 18.    FINANCIAL STATEMENTS
The financial statements, together with the report of BDO Bedrijfsrevisoren - BDO Réviseurs d'enterprises thereon, are set forth on page F-2 and are filed as a part of this annual report.

ITEM 19.    EXHIBITS

Exhibit No.	Description

1.1	Coordinated Articles of Association (amended as of August 20, 2025) (2)

2.1	Form of Ordinary Share Certificate (1)

2.2	Description of Securities (1)

4.1	$1,400.0 Million Bridge Facilities Agreement, dated March 4, 2025

8.1	List of subsidiaries, joint ventures and associates

11.1	Code of Conduct (2)

11.2	Insider Trading Policy - Dealing Code (2)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of independent Registered Public Accounting Firm (BDO)

15.2	Consent of Seward & Kissel LLP

97.1	Clawback Policy (2)

101	Inline Interactive Data Files

(1)Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.
(2)Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2024 and incorporated by reference herein.

F-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CMB.TECH NV

	By:	/s/ Ludovic Saverys
Name: Ludovic Saverys Title: Chief Financial Officer
Date: April 20, 2026
F-

Table of contents	CMB.TECH NV

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
CMB.TECH NV
Antwerp, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CMB.TECH NV (the “Company”) as of 31 December 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated 20 April 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of impairment indicators for vessels in the Marine division

As discussed in Note 1 and Note 8 to the consolidated financial statements, at each reporting date, the Company evaluates the carrying value of vessels for impairment at the level of the cash generating unit (CGU), by identifying events or changes in circumstances that indicate the carrying value of these CGUs may not be recoverable. The Company did not identify impairment indicators for its CGUs included in the Marine division as of 31 December 2025.

Table of contents	CMB.TECH NV

We identified the assessment of the potential impairment indicators over the carrying value of vessels included in the Marine division as a critical audit matter. As discussed in Note 2 to the consolidated financial statements, the net carrying value of vessels in the Marine division (vessels and assets under construction) amounts to $7.062 million representing 84% of the Company’s total assets. The Company's evaluation of the existence of impairment indicators considers both internal and external data, such as vessel and raw materials supply and demand trends, and changes in the extent and manner in which vessels are expected to be used. The assessment of these potential indicators on each CGU requires a high degree of auditor judgment. This is due to the existence of unobservable information and the unpredictability of global macroeconomic and geopolitical conditions affecting freight rates over the CGU’s useful life. The following are the primary procedures we performed to address this critical audit matter:

•We evaluated the design and tested the operating effectiveness of the internal control related to the assessment of the existence of internal and external impairment indicators; and

•We evaluated the information and assumptions used by the Company in its assessment of the existence of impairment indicators by comparing information such as vessel and raw materials supply and demand trends, and changes in the extent and manner in which vessels are expected to be used, to historical information, external third-party information such as brokers’ valuation reports and other industry data as well as to internal data.

•We audited the accuracy and completeness of the related disclosures in the consolidated financial statements.

Business combination with Golden Ocean Group Limited

As described in note 25 to the consolidated financial statements, on 4 March 2025, the Company entered into a share purchase agreement with Hemen Holdings Limited (Hemen) to purchase all of Hemen's 81,363,730 common shares of Golden Ocean Group Limited (Golden Ocean) at a purchase price of $14.49 per common share. Following the closing of the Share Purchase on 12 March 2025, CMB.TECH held 40.8% of Golden Ocean's outstanding common shares. As of that date, the acquisition is accounted for as a business combination using the acquisition method in accordance with IFRS 3, with CMB.TECH as the accounting acquirer.

We identified the business combination with Golden Ocean as a critical audit matter because of the significance of the impact of the transaction on the consolidated financial statements, the amount of required auditor effort and the significant judgement involved in determining the date of obtaining control in accordance with IFRS 10. In particular, the Company initially acquired an equity interest of 40.8% and concluded de facto control was obtained through voting rights, as CMB.TECH held significantly more voting rights than any other shareholder or organized group of shareholders based on observed voting patterns at the three most recent shareholder meetings. In addition, the bylaws stated that any question proposed for consideration at a shareholder meeting only needed a simple majority of votes. The following are the primary procedures we performed to address this critical audit matter:

•We evaluated the design and tested the operating effectiveness of the internal control related to management’s process over the business combination;

•We analyzed the terms and conditions in the share purchase agreement and assessed the accounting treatment of the consideration transferred and the assets and liabilities acquired in accordance with IFRS 3 and IFRS 10;

•We corroborated the judgement on the determination of the date of control with supporting evidence on voting patterns in the three most recent shareholder meetings;

•We audited the accuracy and completeness of the related disclosures in the consolidated financial statements.

/s/ BDO Bedrijfsrevisoren BV

We have served as the Company's auditor since 2023.

Antwerp, Belgium
20 April 2026

Consolidated Statement of Financial Position
(in thousands of USD)

	December 31, 2025	December 31, 2024
ASSETS
Non-current assets
Vessels (Note 8)	6,323,773	2,617,484
Assets under construction (Note 8)	738,298	628,405
Right-of-use assets (Note 8)	4,847	1,910
Other tangible assets (Note 8)	23,981	21,628
Prepayments (Note 8)	1,075	1,657
Intangible assets (Note 9)	12,710	16,187
Goodwill (Note 9)	177,022	—
Receivables (Note 11)	97,116	75,076
Investments (Note 26)	111,346	61,806
Deferred tax assets (Note 10)	2,850	10,074

Total non-current assets	7,493,018	3,434,227

Current assets
Inventory (Note 12)	77,175	26,500
Trade and other receivables (Note 13)	320,843	235,883
Current tax assets	4,912	3,984
Cash and cash equivalents (Note 14)	146,529	38,869
	549,459	305,236

Non-current assets held for sale (Note 3)	363,097	165,583

Total current assets	912,556	470,819

TOTAL ASSETS	8,405,574	3,905,046

EQUITY and LIABILITIES

Equity
Share capital (Note 15)	343,440	239,148
Share premium (Note 15)	1,817,557	460,486
Translation reserve	9,502	(2,045)
Hedging reserve (Note 15)	90	2,145
Treasury shares (Note 15)	(284,508)	(284,508)
Retained earnings	737,239	777,098

Equity attributable to owners of the Company	2,623,320	1,192,324

Non-current liabilities
Bank loans (Note 17)	2,839,590	1,450,869
Other notes (Note 17)	—	198,887
Other borrowings (Note 17)	1,876,795	667,361
Lease liabilities (Note 17)	3,368	1,451
Other payables (Note 18)	20	—
Employee benefits	1,180	1,060
Deferred tax liabilities (Note 10)	485	438

Total non-current liabilities	4,721,438	2,320,066

Current liabilities
Trade and other payables (Note 18)	222,492	79,591
Current tax liabilities	8,288	9,104
Bank loans (Note 17)	351,170	201,937

Consolidated Statement of Financial Position
(in thousands of USD)

Other notes (Note 17)	203,287	3,733
Other borrowings (Note 17)	273,898	95,724
Lease liabilities (Note 17)	1,681	2,293
Provisions (Note 21)	—	274

Total current liabilities	1,060,816	392,656

TOTAL EQUITY and LIABILITIES	8,405,574	3,905,046

The accompanying notes on page F-12 to F-106 are an integral part of these condensed consolidated financial statements.

Consolidated Statement of Profit or Loss
(in thousands of USD except per share amounts)

	2025	2024	2023
	Jan. 1 - Dec 31, 2025	Jan. 1 - Dec 31, 2024	Jan. 1 - Dec 31, 2023
Shipping income
Revenue (Note 4)	1,666,080	940,246	1,235,127
Gains on disposal of vessels/other tangible assets (Note 8)	192,568	635,019	372,444
Other operating income (Note 4)	29,756	50,660	23,316
Total shipping income	1,888,404	1,625,925	1,630,887

Operating expenses
Raw materials and consumables	(10,265)	(3,735)	—
Voyage expenses and commissions (Note 5)	(362,155)	(174,310)	(142,090)
Vessel operating expenses (Note 5)	(420,409)	(199,646)	(231,033)
Charter hire expenses	(3,124)	(138)	(4,500)
Loss on disposal of vessels/other tangible assets (Note 8)	(4)	(2)	—
Depreciation tangible assets (Note 8)	(384,684)	(163,148)	(219,428)
Amortisation intangible assets (Note 9)	(3,284)	(2,881)	(1,612)
Impairment losses (Note 8)	(5,354)	(1,847)	—
General and administrative expenses (Note 5)	(141,975)	(77,766)	(62,532)
Total operating expenses	(1,331,254)	(623,473)	(661,195)

RESULT FROM OPERATING ACTIVITIES	557,150	1,002,452	969,692

Finance income (Note 6)	22,876	38,689	67,168
Finance expenses (Note 6)	(429,817)	(169,339)	(171,897)
Net finance expenses	(406,941)	(130,650)	(104,729)

Share of profit (loss) of equity accounted investees (net of income tax) (Note 26)	(882)	920	(927)

PROFIT (LOSS) BEFORE INCOME TAX	149,327	872,722	864,036

Income tax benefit (expense) (Note 7)	(10,185)	(1,893)	(6,009)

PROFIT (LOSS) FOR THE PERIOD	139,142	870,829	858,027

Attributable to:
Owners of the company	160,696	870,829	858,027
Non-controlling interest	(21,554)	—	—

Basic earnings per share (Note 16)	0.70	4.44	4.25
Diluted earnings per share (Note 16)	0.70	4.44	4.25

Weighted average number of shares (basic) (Note 16)	229,443,392	196,041,579	201,901,743
Weighted average number of shares (diluted) (Note 16)	229,443,392	196,041,579	201,901,743

The accompanying notes on page F-12 to F-106 are an integral part of these condensed consolidated financial statements.

Consolidated Statement of Comprehensive Income
(in thousands of USD)

	2025	2024	2023
	Jan. 1 - Dec 31, 2025	Jan. 1 - Dec 31, 2024	Jan. 1 - Dec 31, 2023
Profit/(loss) for the period	139,142	870,829	858,027

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	88	200	(116)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences (Note 6)	11,547	(2,280)	259
Cash flow hedges - effective portion of changes in fair value (Note 15)	(2,055)	1,005	(6,164)
Cash flow hedges - recycling into P&L	—	—	(25,749)

Other comprehensive income (expense), net of tax	9,580	(1,075)	(31,770)

Total comprehensive income (expense) for the period	148,722	869,754	826,257

Attributable to:
Owners of the company	170,276	869,754	826,257
Non-controlling interest	(21,554)	—	—
The accompanying notes on page F-12 to F-106 are an integral part of these condensed consolidated financial statements.

Consolidated Statement of Changes in Equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	858,027	858,027
Total other comprehensive income / (expense)	—	—	259	(31,913)	—	(116)	(31,770)
Total comprehensive income / (expense)	—	—	259	(31,913)	—	857,911	826,257

Transactions with owners of the company
Dividends to equity holders	—	(211,807)	—	—	—	(434,487)	(646,294)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	5,429	—	5,429
Equity-settled share-based payment	—	—	—	—	—	(1,484)	(1,484)
Total transactions with owners	—	(211,807)	—	—	5,429	(435,971)	(642,349)

Balance at December 31, 2023	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Profit (loss) for the period	—	—	—	—	—	870,829	870,829
Total other comprehensive income / (expense)	—	—	(2,280)	1,005	—	200	(1,075)
Total comprehensive income / (expense)	—	—	(2,280)	1,005	—	871,029	869,754

Transactions with owners of the company
Business Combination (Note 25)	—	—	—	—	—	(796,970)	(796,970)
Dividends to equity holders (Note 15)	—	(1,006,043)	—	—	—	(104,877)	(1,110,920)
Treasury shares acquired	—	—	—	—	(126,913)	—	(126,913)
Total transactions with owners	—	(1,006,043)	—	—	(126,913)	(901,847)	(2,034,803)

Balance at December 31, 2024	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324

Consolidated Statement of Changes in Equity (Continued)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company		Non-controlling interest	Total equity
Balance at January 1, 2025	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324		—	1,192,324

Profit (loss) for the period	—	—	—	—	—	160,696	160,696		(21,554)	139,142
Total other comprehensive income / (expense)	—	—	11,547	(2,055)	—	88	9,580		—	9,580
Total comprehensive income / (expense)	—	—	11,547	(2,055)	—	160,784	170,276	—	(21,554)	148,722

Transactions with owners of the company
Business combination - Initial purchase (Note 25)	—	—	—	—	—	—	—		1,453,575	1,453,575
Business combination - Subsequent purchases (Note 25)	—	—	—	—	—	72,726	72,726		(209,792)	(137,066)
Merger (Note 25)	104,292	1,357,071	—	—	—	(244,352)	1,217,011		(1,217,011)	—
Dividends to equity holders (Note 15)	—	—	—	—	—	(29,017)	(29,017)		—	(29,017)
Dividends to non-controlling interest (Note 15)	—	—	—	—	—	—	—		(5,218)	(5,218)
Total transactions with owners	104,292	1,357,071	—	—	—	(200,643)	1,260,720		21,554	1,282,274

Balance at December 31, 2025	343,440	1,817,557	9,502	90	(284,508)	737,239	2,623,320		—	2,623,320

The accompanying notes on page F-12 to F-106 are an integral part of these condensed consolidated financial statements.

Consolidated Statement of Cash Flows
(in thousands of USD)

	2025	2024	2023
	Jan. 1 - Dec 31, 2025	Jan. 1 - Dec 31, 2024	Jan. 1 - Dec 31, 2023
Cash flows from operating activities
Profit (loss) for the period	139,142	870,829	858,027

Adjustments for:	618,492	(355,549)	(40,034)
Depreciation of tangible assets (Note 8)	384,684	163,148	219,428
Amortisation of intangible assets (Note 9)	3,284	2,881	1,612
Impairment losses (Note 8)	5,354	1,847	—
Provisions	(274)	(325)	(295)
Income tax (benefits)/expenses (Note 7)	10,185	1,893	6,009
Share of (profit)/loss of equity-accounted investees, net of tax (Note 26)	882	(920)	927
Net finance expenses (Note 6)	406,941	130,650	104,729
(Gain)/loss on disposal of assets (Note 8)	(192,564)	(635,017)	(372,444)
(Gain)/loss on disposal of subsidiaries (Note 24)	—	(19,706)	—

Changes in working capital requirements	7,264	39,307	105,881
Change in cash guarantees (Note 11)	(8,986)	(46,869)	12,234
Change in inventory (Note 12)	(13,263)	5,197	19,132
Change in trade receivables (Note 13)	38,631	95,930	43,036
Change in accrued income (Note 13)	(17,957)	7,410	(2,286)
Change in deferred charges and fulfillment costs (Note 13)	(7,110)	(6,065)	2,096
Change in other receivables (Note 11 and 13)	30,230	3,317	1,163
Change in trade payables (Note 18)	34,687	(14,867)	17,336
Change in accrued payroll (Note 18)	4,155	(94)	603
Change in accrued expenses (Note 18)	(37,031)	(18,999)	8,686
Change in deferred income (Note 18)	19,280	6,602	(187)
Change in other payables (Note 18)	(35,438)	7,758	263
Change in provisions for employee benefits	66	(13)	3,805

Income taxes paid during the period	(4,657)	(4,549)	(6,675)
Interest paid (Note 6 and 19)	(323,115)	(109,136)	(130,375)
Interest received (Note 6 and 13)	6,414	17,112	50,556

Net cash from operating activities	443,540	458,014	837,380

Acquisition of vessels and vessels under construction (Note 8)	(1,026,068)	(1,114,907)	(337,195)
Proceeds from the sale of vessels (Note 8)	509,817	1,718,862	1,206,636
Acquisition of other tangible assets (Note 8)	(3,741)	(5,022)	(1,407)
Acquisition of intangible assets (Note 9)	(1,503)	(1,541)	(60)
Proceeds from the sale of other (in)tangible assets (Note 8)	860	2,000	—
Loans from (to) related parties (Note 26)	(3,403)	(4,485)	—
Net cash on deconsolidation / sale of subsidiaries	—	822	—
Investments in other companies (Note 26)	—	(45,000)	—
Acquisition of a subsidiary, net of cash acquired (Note 24 and 25)	(1,098,897)	(1,152,620)	—
Repayment of loans from related parties	—	(79,930)	—
Lease payments received from finance leases	1,263	1,591	1,706
Dividends from other investments (Note 26)	9,876	1,050	—

Net cash from (used in) investing activities	(1,611,796)	(679,180)	869,680

Purchase of treasury shares (Note 15)	—	(126,913)	—
Proceeds from borrowings (Note 17)	6,469,027	2,722,525	2,694,127
Repayment of borrowings (Note 17)	(4,237,099)	(1,177,328)	(2,933,724)
Repayment of commercial paper (Note 17)	(221,304)	(357,171)	(458,272)
Repayment of sale and leaseback (Note 17)	(379,423)	(54,299)	(96,006)
Repayment of lease liabilities (Note 17)	(121,881)	(33,879)	(21,942)
Transaction costs related to issue of loans and borrowings (Note 17)	(74,394)	(19,223)	(14,530)
Dividends paid (Note 15)	(20,157)	(1,126,683)	(630,540)
Acquisition of non-controlling interest (Note 25)	(137,066)	—	—

Net cash from (used in) financing activities	1,277,704	(172,971)	(1,460,887)

Net increase (decrease) in cash and cash equivalents	109,448	(394,137)	246,173

Consolidated Statement of Cash Flows
(in thousands of USD)

Net cash and cash equivalents at the beginning of the period (Note 14)	38,869	429,370	179,929
Effect of changes in exchange rates	(1,788)	3,636	3,268

Net cash and cash equivalents at the end of the period (Note 14)	146,529	38,869	429,370
The accompanying notes on page F-12 to F-106 are an integral part of these condensed consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Notes to the condensed consolidated financial statements for the year ended December 31, 2025

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 1 - Material accounting policies
1.    Reporting entity
CMB.TECH NV (the "Company") is a company domiciled in Belgium. The address of the Company's registered office is De Gerlachekaai 20, 2000 Antwerp, Belgium. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates and joint ventures.

CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with about 250 seagoing vessels (including newbuildings): dry bulk carriers, crude oil tankers, chemical tankers, container vessels and offshore energy vessels. The Group develops low-carbon solutions across all our divisions and also offers hydrogen and ammonia fuel to customers, through its own production or third-party producers. CMB.TECH also works on developing hydrogen-powered industrial applications like trucks, locomotives and straddle carriers.

CMB.TECH is listed on Euronext Brussels as well as the New York Stock Exchange under the unique code ‘CMBT’ and on Euronext Oslo Børs under the ticker symbol “CMBTO”.

The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry; Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name "Euronav" in 1989 when it was initially formed as the international tanker subsidiary of CNN. Euronav NV merged in 2018 with Gener8 Maritime, Inc, which became a wholly-owned subsidiary of Euronav NV. On October 9, 2023, the Company announced that its two reference shareholders CMB NV and Frontline plc/Famatown Finance Ltd. reached an agreement. The agreement comprised that CMB acquired Frontline's 26.12% stake in the Company, Frontline acquired 24 VLCC tankers from the Euronav fleet and the Company's pending arbitration action against Frontline and affiliates was settled. At the end of 2023, Euronav NV and CMB NV entered into a share purchase agreement for the acquisition of 100% shares in CMB.TECH Enterprises. On February 7, 2024, Euronav held a Special Meeting of Shareholders in which the acquisition was approved. On October 1, 2024, the name change of Euronav NV to CMB.TECH NV, which was approved by shareholders at the Extraordinary General Meeting of Euronav NV on July 2, 2024, became effective. The Company changed its corporate name to reflect its new strategy focusing on fleet diversification and decarbonization.

2.    Basis of accounting
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

Changes in accounting policies are described in policy 6. All accounting policies have been consistently applied for all periods presented in the consolidated financial statements unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Supervisory Board on April 20, 2026.

3.    Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
•Derivative financial instruments are measured at fair value
•Non-current assets held for sale are recognized at fair value less cost of disposal if it is lower than their carrying amount
•Investments: equity instruments are measured at fair value
4.    Functional and presentation currency
The consolidated financial statements are presented in USD, which is the Company's functional and presentation currency. All financial information presented in USD has been rounded to the nearest thousand except when otherwise indicated.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

5.    Use of estimates and judgements
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
A.    Judgements
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:
•Note 3 - Assets held for sale and discontinued operations
•Note 8 - Impairment of vessels
•Note 9 - Impairment of goodwill
•Note 11 - Oceania cash security deposit: accounted as long term asset
•Note 17 - Sale and leaseback: accounted for as a sale or a financing transaction
•Note 25 - Business combination Golden Ocean Group Limited: control assessment
B.    Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts in the next financial years is included in the following notes:
•Accounting policy 11.5 - Depreciation policy: The Group reviewed the residual value of its vessels, an accounting estimate, in accordance with its accounting policy. The Group considered its continued focus on sustainability, recent trends of the steel industry and the direction of the industry moving forward. Specifically, the Group considered the steel industry's commitment to be carbon neutral in 2050 and the impact of this on scrap steel.

Scrap steel is easily recoverable and infinitely recyclable and all scenarios leading to carbon neutrality in 2050 are likely to lead to an increased consumption of scrap steel. Further, the use of scrap steel to produce finished products instead of metal ore results in reduced greenhouse gas emissions.

The recycling of steel scrap obtained from end-of-life vessels also helps reduce air and water pollution. Steel scrap from end-of-life products can be recycled back into new steel products with potentially a very low CO2 footprint. This indicates that there will likely be a continuous need for scrap steel and, given the limited availability of scrap steel, this in turn should have a positive impact on the price of steel.

The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialized yards is challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. As a result, the Group has continued to apply a residual value estimate for its vessels equal to the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton less supplemental costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Based on the annual re-assessment of the residual value, there is no change in residual value as of December 31, 2025.

•Note 8 - Impairment test of vessels: key assumptions underlying the recoverable amount and in particular forecasted TCE, discount rates and residual value.
•Note 9 - Goodwill impairment: key assumptions underlying the recoverable amount.
•Note 10 - Measurement of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.
•Note 21 Provisions and contingencies - Arbitration proceedings related to the vessel Oceania.
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
•Note 9 - Goodwill
•Note 19 - Financial instruments
6.    Changes in material accounting policies
The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2025 are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2024.
During the current financial period, the Group has adopted all the new and revised Standards and Interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB and as adopted by the European Union and effective for the accounting year starting on January 1, 2025. The Group has not applied any new IFRS requirements that are not yet effective as per December 31, 2025.
The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC, and as adopted by the European Union, are effective for the financial period:

•Lack of exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates).

The adoption of these new standards and amendments did not have a material impact on the Group's consolidated financial statements.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

7.    Basis of Consolidation
7.1.    Business combinations
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see Note 25). The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test' that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
Following the closing of the Share Purchase on March 12, 2025, CMB.TECH held 40.8% of Golden Ocean’s outstanding common shares. The combination of CMB.TECH and Golden Ocean is accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, “Business Combinations”, with CMB.TECH as the accounting acquirer under this guidance. The subsequent acquisitions of Golden Ocean shares as well as the merger are accounted for as a step acquisition of the non-controlling interest to equity on the basis of IFRS 10.B96.
The Company entered on February 7, 2024 into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH Enterprises which was a transaction under common control for which the Company has chosen to apply book value accounting. The Company has opted to apply the book values of CMB.TECH Enterprises as included in CMB's IFRS consolidated financial statements.
7.2.    Interests in equity-accounted investees
Interests in joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group's share of the profit or loss and other comprehensive income (OCI) of equity-accounted investees, until the date on which significant influence or joint control ceases.

Interests in joint ventures include any long-term interests that, in substance, form part of the Group's investment in those joint ventures and include unsecured shareholder loans for which settlement is neither planned nor likely to occur in the foreseeable future, which, therefore, are an extension of the Group's investment in those joint ventures. The Group's share of losses that exceeds its investment is applied to the carrying amount of those loans. After the Group's interest is reduced to zero, a liability is recognized to the extent that the Group has a legal or constructive obligation to fund the joint ventures' operations or has made payments on their behalf.

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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Foreign currency differences are recognized directly in equity (Translation reserve). When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to profit or loss.
9.    Financial instruments
9.1.    Non-derivative financial assets

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

The investments in other companies are measured at fair value recognised through profit or loss. For level 3 fair values an annual assessment is carried out if there are no other indications of significant changes during the year.

9.2.    Non-derivative financial liabilities

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

Liabilities in sale and leaseback agreements assessed as not being a sale are measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the fair value of the assets transferred at the end of the lease term or if the Group changes its assessment of whether it will exercise the purchase option, if applicable.

For vessels classified as held for sale for which a memorandum of agreement has been signed as of the reporting date, the related borrowings are classified as current liabilities, as the Group expects to settle the debt through the proceeds from the sale of the vessel within twelve months from the reporting date.

Any changes in the financial liabilities from remeasurement are recognized through profit or loss.

Derecognition

The Group derecognizes a financial liability when its contractual obligations are discharged, canceled or expired. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, and trade and other payables. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

9.3.    Derivative financial instruments

Derivative financial instruments and hedge accounting

The Group from time to time may enter into derivative financial instruments to hedge its exposure to market fluctuations, foreign exchange and interest rate risks arising from operational, financing and investment activities.

Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, derivatives are remeasured at fair value and changes therein are generally recognized in profit or loss.

The Group ensures that hedge accounting relationships are aligned with its risk management objectives and strategy and apply a more qualitative and forward looking approach in assessing hedge effectiveness. On initial designation of the derivative as hedging instrument, the Group formally documents the economic relationship between the hedging instrument(s) and hedged item(s), including the risk management objective(s) and strategy for undertaking the hedge. The Group also documents the methods that will be used to assess the effectiveness of the hedging relationship and makes an assessment whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge is designated.

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

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (forward points) is separately accounted for as a cost of hedging and recognized in a costs of hedging reserve within equity.

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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

10.    Intangible assets
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
Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives are as follows:
•Internally generated intangible assets:    3 years
•Software:          3 - 5 years
•Customer contracts (service component of the FSO customer contracts):    10 years
Amortization methods, useful lives and residual values are reviewed on a yearly basis and adjusted if appropriate.
Goodwill is not amortized but is tested for impairment annually at year-end and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

11.4.    Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.
11.5.    Depreciation
Depreciation is charged to the consolidated statement of profit or loss on a straight-line basis over the estimated useful lives of vessels and items of property, plant and equipment. The right-of-use asset is depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the basis of that of property and equipment (refer to accounting policy 17).

Vessels and items of property, plant and equipment are depreciated from the date that they are available for use. Internally constructed assets are depreciated from the date that the assets are completed and ready for use.

The estimated useful lives of significant items of property, plant and equipment are as follows:

-	Dry bulk vessels, Chemical tankers, Containers and Crude oil tankers	20 years
-	FSO/FPSO	30 years
-	CSOV's	25 years
-	CTV's	15 years
-	plant and equipment	5 - 20 years
-	fixtures and fittings	5 - 10 years
-	other tangible assets	3 - 20 years
-	dry-docking	2.5 - 5 years

The useful life of the FSOs have been assessed as 30 years due to the extension for ten years of the time charter contract in direct continuation of their current contractual service, or until July 21, 2032 and September 21, 2032 respectively. The end of the useful economic life of the FSO vessels was set equal to the contract end date or approximately 30 years since build date.
As explained in policy 5.B., management re-assesses on a yearly basis the residual value of its fleet. During 2025, each vessel's residual value was equal to the product of its lightweight tonnage and an estimated net scrap rate of:

-	crude oil tanker	460/LDT
-	chemical tanker	470/LDT
-	dry bulk	460/LDT
-	container	480/LDT

The same applies to sale and leaseback agreements of the Group. In accordance with IFRS, these transactions were not accounted for as a sale but CMB.TECH as seller-lessee will continue to recognize the transferred assets. The Company has a purchase obligation or purchase option at the end of the contract. The vessels will be depreciated to the end of its useful life using the same residual value as other vessels in the fleet.

Depreciation methods, useful lives and residual values are reviewed at year-end and adjusted if appropriate.
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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

12.    Impairment
12.1.    Non-financial assets
The carrying amounts of the Group's non-financial assets, other than deferred tax assets (refer to accounting policy 19), inventory and contract assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
Vessels

The Group analyzes the following internal and external indicators to assess whether vessels might be impaired:

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
•    market capitalization significantly below net asset value for a prolonged period of time;
•    a significant and unexpected decline in market value of vessels;
•    significant adverse effects in the technological, market, economic, legal and regulatory environment, including but not limited to, vessel and crude oil supply and demand trends;
•    increases in market interest rates.

The Group defines its CGU for vessels as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a CGU.

When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Group performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. For assessing value in use, assumptions are made regarding forecast charter rates, using the weighted average of past and ongoing shipping cycles including management judgment for the ongoing cycle and for the weighting factors applied, the weighted average cost of capital (WACC), the useful life of the vessels and a residual value. After careful consideration of the trends in the shipping industry, management considers it is appropriate to use as a residual value of the vessels an amount equal to the lightweight tonnage of the vessel, multiplied by the market price of scrap per ton, less disposal costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments.

The market scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually at year-end.

Although management believes that its process to determine the assumptions used to evaluate the carrying amount of the assets, when required, is reasonable and appropriate, such assumptions are subject to judgment. Management is assessing continuously the resilience of its projections to the business cycles that can be observed in the market, and concluded that a business cycle approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience.

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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

14.    Inventory

The inventory on board of our vessels is accounted for on a first-in, first-out basis. No write down is needed as long as the freight market remains robust offsetting potential higher weighted average consumption costs of the bunker oil consumed from that inventory.

Bunkers delivered to vessels operating in the TI Pool and Stolt Pool, are sold to the TI Pool and Stolt Pool and bunkers on board of these pooled vessels are shown as trade and other receivables.

Lubricant oils are included in inventory. Bunker expenses and consumed lubricants are recognized in profit or loss upon consumption.

Inventories of spare parts, raw materials and trucks are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

15.    Revenue

15.1.    Pool revenues
Aggregated revenue recognized on a daily basis from vessels operating on voyage charters in the spot market and on contract of affreightment within the pool is converted into an aggregated net revenue amount by subtracting aggregated voyage expenses (such as fuel and port charges) from gross voyage revenue. These aggregated net revenues are combined with aggregated floating time charter revenues to determine aggregated pool Time Charter Equivalent revenue (TCE). Aggregated pool TCE revenue is then allocated to pool partners in accordance with the allocated pool points earned for each vessel that recognizes each vessel's earnings capacity based on its cargo, capacity, speed and fuel consumption performance and actual on hire days. The TCE revenue earned by our vessels operated in the pools is equal to the pool point rating of the vessels multiplied by time on hire, as reported by the pool manager.

TI administration fees are subtracted from the net pool revenues.

15.2.    Time - and bareboat charters

As a lessor, the Group leases out some of its vessels under time charters and bareboat charters, refer to accounting policy 17.2.

15.3.    Spot voyages

Voyage revenue is recognized over time for spot charters on a load-to-discharge basis. Progress is determined based on time elapsed. Voyage expenses are expensed as incurred unless they are incurred between the date on which the contract was concluded and the next load port. They are then capitalized if they qualify as fulfillment costs and if they are expected to be recovered.

When our vessels cannot start or continue performing its obligation due to other factors such as port delays, a demurrage is paid. The applicable demurrage rate is stipulated in the contract. Demurrage which occurs at the discharge port is recognized as incurred. As demurrage is often a commercial discussion between the Company and the charterer, the outcome and total compensation received for the delay is not always certain. As such, the Company only recognizes the revenue which is highly probable to be received. No revenue is recognized if the collection of the consideration is not highly probable. The amount of revenue recognized is estimated based on historical data. The Group updates its estimate on an annual basis.

16.    Gain and losses on disposal of vessels

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

In view of their importance the Group reports gains and losses on the sale of vessels as a separate line item in the consolidated statement of profit or loss. For the sale of vessels, transfer of control usually occurs upon delivery of the vessel to the new owner.
17.    Leases
17.1.    As a lessee
After lease commencement, the Group measures the right-of-use asset using a cost model, namely at cost less accumulated depreciation and accumulated impairment. The right-of-use asset is subsequently depreciated using the straight-line method, refer to accounting policy 11.5. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
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
Lease and non-lease components in the contracts are separated.
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
17.2.    As a lessor
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
If the lease qualifies as an operating lease, e.g. time charter out, the leased asset remains on the balance sheet of the lessor and continues being depreciated. The adoption of IFRS 16 requires the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of 'revenue' (refer to accounting policy 15.2.). Payments related to service component made under operating leases are also recognized in the income statement over the term of the lease.
18.    Finance income and finance cost
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

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Interest income is recognized in the consolidated statement of profit or loss as it accrues, taking into account the effective yield on the asset. Dividend income is recognized in the consolidated statement of profit or loss on the date that the dividend is declared.
19.    Income tax
In application of an IFRIC agenda decision on IAS 12 Income taxes, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the income statement but is shown as an administrative expense under the heading Other operating expenses. In accordance with IFRIC 23 the Group assesses whether there is any uncertainty over Income Tax Treatments.

20.    Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components (see Note 2).

21.    Statement of cashflows
Judgement is applied in determining the presentation of borrowings associated with capital expenditure where payments may be made directly by lenders to suppliers. Management assesses whether the Group controls the related cash flows when determining whether the transaction is presented in the statement of cash flows or disclosed as a non-cash transaction.
22.    New standards and interpretations not yet adopted
The Group elected not to early adopt the following new Standards, Interpretations and Amendments, which have been issued by the IASB and the IFRIC but are not yet effective as per December 31, 2025 and/or not yet adopted by the European Union as per December 31, 2025 and for which the impact might be relevant:
•IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:
◦Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities' net profit will not change.
◦Management defined performance measures (MPMs) are disclosed in a single note in the financial statements.
◦Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Group's statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as 'other'.

The following new and amended accounting standards are not expected to have a material impact on the Group's consolidated financial statements:

•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7);
•Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7); and
•Annual Improvements to IFRS Accounting Standards – Volume 11.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 2 - Segment reporting
The Group distinguishes three divisions: the Marine division, the H2 Infra division and the H2 Industry division. These three divisions operate in different markets and eight operating segments are identified.
•Marine: the Marine division is the largest division in the Group. It builds, owns, operates and designs a wide range of low and zero-carbon ships and features a fleet with vessels such as Crew Transfer Vessels, ferries, Commissioning Service Operations Vessels and tugboats, alongside large bulk carriers, container ships, chemical and crude oil tankers. The Marine division consists of 6 operating segments: Euronav, Bocimar, Delphis, Bochem, Windcat, and Port vessels. Each segment builds, owns, operates and designs a wide range of conventional vessels and low carbon vessels. Euronav is the oil tanker brand, engaged in the marine transportation and storage of crude oil. Bocimar owns and operates bulkers. Delphis specializes in medium-sized container ships. Bochem is an owner and operator of chemical tankers. Windcat is a provider of crew transfer services to the offshore wind industry. Port vessels are vessels to decarbonize maritime activities in and around port areas.

•H2 Infra: the H2 Infra division is developing and securing the green molecule supply. The Company integrates and manages key technology and infrastructure for the production and distribution of green hydrogen and ammonia.

•H2 Industry: H2 Industry is a provider of scalable dual-fuel industrial applications. Its proven combustion technology enables the company to develop heavy-duty hydrogen-powered applications.

Although not all operating segments meet the definition of a reportable segment in IFRS 8, the Group voluntarily discloses the related information since reported in this way to the CODM.

The segment profit or loss figures and key assets as set out below are presented to the Chief Operating Decision Maker (CODM) and the Management Board on at least a quarterly basis to help the key decision makers in evaluating the respective segments. Following the acquisition of CMB.TECH Enterprises in February 2024, the markets in which the Group operates have expanded. Consequently, the Group has decided to update its segment reporting to reflect these changes. Additionally, please note that the Floating Storage Units (FSOs) have been incorporated into the Euronav segment under the Euronav brand name.

Following the acquisition of Golden Ocean in 2025, Golden Ocean has been incorporated into the Bocimar segment. Even though Golden Ocean has material business activities and is currently reporting separately, management reviews performance at the combined dry bulk level as the activities, risks, customers, and economic characteristics are identical. Presenting both under Bocimar therefore provides the most accurate and consistent view of the Group’s dry bulk activities.

The Group has one client in the Marine division that represented more than 10% of the Marine division's total revenue in 2025 (2024: two clients which represented 8% (of which one is on time charter contract), in 2023 one client which represented 6% (time charter contract). All the other clients represent less than 7% of total revenues of the Marine division.

The Group's internal organizational and management structure does not distinguish any geographical segments.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Consolidated statement of financial position

(in thousands of USD)	December 31, 2025
	Marine							H2 Infra	H2 Industry	Less: Elimina-tions	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
ASSETS
Vessels	1,121,450	4,518,624	210,530	276,374	196,542	253	6,323,773	—	—	—	6,323,773
Assets under construction	191,168	319,806	5,147	62,112	160,065	—	738,298	—	—	—	738,298
Right-of-use assets	456	3,462	—	—	412	—	4,330	171	346	—	4,847
Other tangible assets	396	—	—	—	257	11,939	12,592	9,270	2,119	—	23,981
Prepayments	—	—	—	—	—	—	—	—	1,075	—	1,075
Intangible assets	10,955	—	—	—	—	1,500	12,455	—	255	—	12,710
Goodwill	—	177,022	—	—	—	—	177,022	—	—	—	177,022
Receivables	51,764	5,678	—	—	10,283	28,962	96,687	254	175	—	97,116
Investments at fair value	45,001	44,825	—	—	—	—	89,826	—	—	—	89,826
Investments in equity accounted investees	—	6,870	—	—	3,464	236	10,570	10,088	862	—	21,520
Deferred tax assets	493	—	—	—	—	2,357	2,850	—	—	—	2,850

Total non-current assets	1,421,683	5,076,287	215,677	338,486	371,023	45,247	7,468,403	19,783	4,832	—	7,493,018

Total current assets	553,226	1,438,681	13,259	9,229	53,292	554,141	2,621,828	3,991	13,363	(1,726,626)	912,556

LIABILITIES
Bank and other loans	1,036,213	1,475,661	61,770	23,585	235,123	7,238	2,839,590	—	—	—	2,839,590
Other borrowings	124,956	1,598,175	76,031	77,633	—	9,434	1,886,229	—	—	(9,434)	1,876,795
Lease liabilities	407	2,285	—	—	261	—	2,953	151	264	—	3,368
Other payables	20	—	—	—	—	—	20	—	—	—	20
Employee benefits	1,180	—	—	—	—	—	1,180	—	—	—	1,180
Deferred tax liabilities	—	—	—	—	28	—	28	—	457	—	485

Total non-current liabilities	1,162,776	3,076,121	137,801	101,218	235,412	16,672	4,730,000	151	721	(9,434)	4,721,438

Total current liabilities	1,688,947	812,681	31,533	239,687	161,416	(166,947)	2,767,317	4,889	5,802	(1,717,192)	1,060,816

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

(in thousands of USD)	December 31, 2024
	Marine							H2 Infra	H2 Industry	Less: Elimina-tions	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
ASSETS
Vessels	1,456,324	648,600	220,935	244,259	47,023	343	2,617,484	—	—	—	2,617,484
Assets under construction	129,332	272,292	4,055	26,217	189,706	6,803	628,405	—	—	—	628,405
Right-of-use assets	761	—	—	—	543	—	1,304	176	430	—	1,910
Other tangible assets	391	—	—	—	372	12,328	13,091	6,613	1,924	—	21,628
Prepayments	—	—	—	—	—	—	—	948	709	—	1,657
Intangible assets	13,080	—	—	—	—	2,837	15,917	—	270	—	16,187
Receivables	49,762	—	—	—	8,727	37,161	95,650	225	—	(20,799)	75,076
Investments at fair value	45,001	—	—	—	—	—	45,001	—	—	—	45,001
Investments in equity accounted investees	918	—	—	—	3,417	61	4,396	9,610	2,799	—	16,805
Deferred tax assets	465	—	7,531	—	—	2,078	10,074	—	—	—	10,074

Total non-current assets	1,696,034	920,892	232,521	270,476	249,788	61,611	3,431,322	17,572	6,132	(20,799)	3,434,227

Total current assets	393,114	31,856	7,403	5,455	40,383	540,216	1,018,427	1,444	18,711	(567,763)	470,819

LIABILITIES
Bank and other loans	945,286	248,482	64,539	25,406	159,842	7,314	1,450,869	—	—	—	1,450,869
Other notes	198,887	—	—	—	—	—	198,887	—	—	—	198,887
Other borrowings	133,916	304,323	79,512	149,611	—	11,678	679,040	—	—	(11,679)	667,361
Lease liabilities	520	—	—	—	412	—	932	159	360	—	1,451
Employee benefits	1,060	—	—	—	—	—	1,060	—	—	—	1,060
Deferred tax liabilities	—	—	—	—	12	—	12	—	426	—	438

Total non-current liabilities	1,279,669	552,805	144,051	175,017	160,266	18,992	2,330,800	159	786	(11,679)	2,320,066

Total current liabilities	304,704	394,781	42,723	96,203	99,550	25,087	963,048	1,537	4,954	(576,883)	392,656

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Consolidated statement of profit or loss

(in thousands of USD)	December 31, 2025
	Marine							H2 Infra	H2 Industry	Less: Elimina-tions	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
Revenue	568,188	942,604	43,564	48,925	60,992	1,846	1,666,119	—	—	(39)	1,666,080
Gains on disposal of vessels/other tangible assets	189,473	2,606	—	—	224	—	192,303	265	—	—	192,568
Other operating income	37,177	739	—	130	—	3,836	41,882	236	17,300	(29,662)	29,756
Total shipping income	794,838	945,949	43,564	49,055	61,216	5,682	1,900,304	501	17,300	(29,701)	1,888,404

Operating expenses
Raw materials and consumables	—	—	—	—	—	—	—	—	(10,265)	—	(10,265)
Voyage expenses and commissions	(73,003)	(284,675)	(432)	(1,364)	(2,680)	(1)	(362,155)	—	—	—	(362,155)
Vessel operating expenses	(131,671)	(229,750)	(9,253)	(17,394)	(32,136)	(205)	(420,409)	—	—	—	(420,409)
Charter hire expenses	(2)	(1,897)	—	—	(1,225)	—	(3,124)	—	—	—	(3,124)
Loss on disposal of vessels/other tangible assets	—	—	—	—	—	—	—	—	(4)	—	(4)
Depreciation tangible assets	(96,445)	(248,189)	(10,162)	(12,942)	(12,861)	(2,040)	(382,639)	(1,258)	(787)	—	(384,684)
Depreciation intangible assets	(1,590)	—	—	—	—	(1,659)	(3,249)	—	(35)	—	(3,284)
Impairment losses	(109)	(4,567)	—	—	—	—	(4,676)	—	(678)	—	(5,354)
General and administrative expenses	(93,131)	(11,328)	(1,020)	(1,275)	(12,683)	(18,720)	(138,157)	(17,626)	(15,893)	29,701	(141,975)

Total operating expenses	(395,951)	(780,406)	(20,867)	(32,975)	(61,585)	(22,625)	(1,314,409)	(18,884)	(27,662)	29,701	(1,331,254)

RESULT FROM OPERATING ACTIVITIES	398,887	165,543	22,697	16,080	(369)	(16,943)	585,895	(18,383)	(10,362)	—	557,150

Finance income	16,359	16,442	501	1	1,952	3,350	38,605	77	77	(15,883)	22,876
Finance expenses	(215,063)	(173,408)	(11,276)	(13,976)	(27,572)	(4,132)	(445,427)	(19)	(254)	15,883	(429,817)
Net finance expenses	(198,704)	(156,966)	(10,775)	(13,975)	(25,620)	(782)	(406,822)	58	(177)	—	(406,941)

Share of profit (loss) of equity accounted investees (net of income tax)	314	2,983	—	—	(1,363)	—	1,934	(808)	(2,008)	—	(882)

Profit (loss) before income tax	200,497	11,560	11,922	2,105	(27,352)	(17,725)	181,007	(19,133)	(12,547)	—	149,327

Income tax expense	(3,511)	14	(7,531)	(6)	39	118	(10,877)	—	692	—	(10,185)

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Profit (loss) for the period	196,986	11,574	4,391	2,099	(27,313)	(17,607)	170,130	(19,133)	(11,855)	—	139,142

Attributable to:
Owners of the company	196,986	33,128	4,391	2,099	(27,313)	(17,607)	191,684	(19,133)	(11,855)	—	160,696
Non-controlling interest	—	(21,554)	—	—	—	—	(21,554)	—	—	—	(21,554)

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

(in thousands of USD)	December 31, 2024
	Marine							H2 Infra	H2 Industry	Less: Elimina-tions	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
Revenue	742,342	98,428	26,513	32,200	39,668	1,498	940,649	—	—	(403)	940,246
Gains on disposal of vessels/other tangible assets	619,398	—	15,621	—	—	—	635,019	—	—	—	635,019
Other operating income	49,510	—	—	—	17	1,615	51,142	389	11,424	(12,295)	50,660
Total shipping income	1,411,250	98,428	42,134	32,200	39,685	3,113	1,626,810	389	11,424	(12,698)	1,625,925

Operating expenses
Raw materials and consumables	—	—	—	—	—	—	—	—	(3,735)	—	(3,735)
Voyage expenses and commissions	(132,107)	(38,776)	(246)	(1,538)	(1,637)	(6)	(174,310)	—	—	—	(174,310)
Vessel operating expenses	(150,252)	(12,367)	(5,720)	(9,828)	(21,304)	(175)	(199,646)	—	—	—	(199,646)
Charter hire expenses	(98)	—	—	—	(40)	—	(138)	—	—	—	(138)
Loss on disposal of vessels/other tangible assets	(2)	—	—	—	—	—	(2)	—	—	—	(2)
Depreciation tangible assets	(120,892)	(15,446)	(6,051)	(7,537)	(9,759)	(1,917)	(161,602)	(774)	(772)	—	(163,148)
Depreciation intangible assets	(1,586)	—	—	—	—	(1,267)	(2,853)	—	(28)	—	(2,881)
Impairment losses	—	—	—	—	—	—	—	—	(1,847)	—	(1,847)
General and administrative expenses	(44,679)	(2,050)	(734)	(372)	(9,406)	(17,324)	(74,565)	(4,206)	(11,693)	12,698	(77,766)

Total operating expenses	(449,616)	(68,639)	(12,751)	(19,275)	(42,146)	(20,689)	(613,116)	(4,980)	(18,075)	12,698	(623,473)

RESULT FROM OPERATING ACTIVITIES	961,634	29,789	29,383	12,925	(2,461)	(17,576)	1,013,694	(4,591)	(6,651)	—	1,002,452

Finance income	31,173	43	(7)	—	11,738	(1,758)	41,189	(5)	10	(2,505)	38,689
Finance expenses	(126,165)	(19,931)	(8,652)	(9,224)	(5,814)	(1,771)	(171,557)	(8)	(279)	2,505	(169,339)
Net finance expenses	(94,992)	(19,888)	(8,659)	(9,224)	5,924	(3,529)	(130,368)	(13)	(269)	—	(130,650)

Share of profit (loss) of equity accounted investees (net of income tax)	398	—	—	—	(354)	—	44	(302)	1,178	—	920

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Profit (loss) before income tax	867,040	9,901	20,724	3,701	3,109	(21,105)	883,370	(4,906)	(5,742)	—	872,722

Income tax expense	(7,431)	(61)	2,118	(2)	261	3,846	(1,269)	59	(683)	—	(1,893)

Profit (loss) for the period	859,609	9,840	22,842	3,699	3,370	(17,259)	882,101	(4,847)	(6,425)	—	870,829

Attributable to:
Owners of the company	859,609	9,840	22,842	3,699	3,370	(17,259)	882,101	(4,847)	(6,425)	—	870,829

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

(in thousands of USD)	December 31, 2023
	Marine	Less: Eliminations	Total
	Euronav
Revenue	1,235,127	—	1,235,127
Gains on disposal of vessels/other tangible assets	372,444	—	372,444
Other operating income	23,316	—	23,316
Total shipping income	1,630,887	—	1,630,887

Operating expenses
Voyage expenses and commissions	(142,090)	—	(142,090)
Vessel operating expenses	(231,033)	—	(231,033)
Charter hire expenses	(4,500)	—	(4,500)
Depreciation tangible assets	(219,428)	—	(219,428)
Depreciation intangible assets	(1,612)	—	(1,612)
General and administrative expenses	(62,532)	—	(62,532)
Total operating expenses	(661,195)	—	(661,195)

RESULT FROM OPERATING ACTIVITIES	969,692	—	969,692

Finance income	67,168	—	67,168
Finance expenses	(171,897)	—	(171,897)
Net finance expenses	(104,729)	—	(104,729)

Share of profit (loss) of equity accounted investees (net of income tax)	(927)	—	(927)

Profit (loss) before income tax	864,036	—	864,036

Income tax expense	(6,009)	—	(6,009)

Profit (loss) for the period	858,027	—	858,027

Attributable to:
Owners of the company	858,027	—	858,027

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Overview of capital expenses per segment

(in thousands of USD)	December 31, 2025
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
Capital expenses	190,425	628,027	559	80,950	128,112	—	1,028,073	2,245	994	—	1,031,312

(in thousands of USD)	December 31, 2024
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total
Capital expenses	262,320	463,274	135,339	147,959	100,172	7,993	1,117,057	3,016	1,397	—	1,121,470

(in thousands of USD)	December 31, 2023
	Marine	Less: Eliminations	Total
	Euronav
Capital expenses	338,662	—	338,662

Table of contents	EURONAV NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 3 - Assets and liabilities held for sale and discontinued operations
Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	December 31, 2025	December 31, 2024	December 31, 2023
Marine	363,097	165,583	871,876
Total assets held for sale	363,097	165,583	871,876

(in thousands of USD)	(Estimated) Net sale price	Book Value	Asset Held For Sale	Impairment Loss	(Expected) Gain
At January 1, 2024	—	871,876	871,876	—	—

Assets transferred to assets held for sale
Cap Lara	—	14,437	14,437	—	—
Alsace	—	69,388	69,388	—	—
Ingrid	—	44,811	44,811	—	—
Hakata	—	36,899	36,899	—	—
Windcat 6	—	48	48	—	—

Assets sold from assets held for sale
Alice	—	(61,626)	(61,626)	—	—
Anne	—	(62,820)	(62,820)	—	—
Aquitaine	—	(58,657)	(58,657)	—	—
Dominica	—	(52,826)	(52,826)	—	—
Desirade	—	(56,071)	(56,071)	—	—
Alboran	—	(56,367)	(56,367)	—	—
Aral	—	(56,445)	(56,445)	—	—
Andaman	—	(56,636)	(56,636)	—	—
Hatteras	—	(59,368)	(59,368)	—	—
Delos	—	(83,611)	(83,611)	—	—
Doris	—	(84,438)	(84,438)	—	—
Derius	—	(81,458)	(81,458)	—	—
Camus	—	(92,228)	(92,228)	—	—
Oceania	—	(8,294)	(8,294)	—	—
Corporate	—	(1,031)	(1,031)	—	—

At December 31, 2024	—	165,583	165,583	—	—

At January 1, 2025	—	165,583	165,583	—	—

Assets transferred to assets held for sale
Stella	49,250	20,225	20,225	—	29,025
Sienna	35,750	12,687	12,687	—	23,063
Hirado	75,000	39,172	39,173	—	35,828
Hojo	85,000	48,864	48,864	—	36,136
Antigone	103,000	53,810	53,810	—	49,190
Daishan	47,000	18,603	18,603	—	28,397
Dia	103,000	48,409	48,409	—	54,591
Aegean	107,000	49,963	49,964	—	57,037
Belgravia	25,047	21,407	21,408	—	3,640

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Golden Magnum	28,026	23,559	23,559	—	4,467
Golden Myrtalia	30,000	25,166	25,166	—	4,834
Corporate	5,000	1,232	1,232	—	3,768

Assets sold from assets held for sale
Cap Lara	—	(14,437)	(14,437)	—	—
Alsace	—	(69,388)	(69,388)	—	—
Hakata	—	(36,899)	(36,899)	—	—
Windcat 6	—	(48)	(48)	—	—

Assets reclassed from assets held for sale
Ingrid	—	(44,811)	(44,811)	—	—

At December 31, 2025	693,073	363,097	363,097	—	329,976

On October 9, 2023, the Company announced the agreement of two reference shareholders CMB NV ("CMB") and Frontline plc/Famatown Finance Ltd ("Frontline") on a transaction involving multiple interdependent agreements. Part of the agreement included the sale of 24 VLCC tankers from the Euronav fleet for a total of $2.4 billion. A total of 11 VLCC tankers have been delivered before December 31, 2023 (see Note 8). As at December 31, 2023, 13 VLCC tankers, that were part of the fleet sale to Frontline, have been booked as an asset held for sale (Alice, Anne, Aquitaine, Dominica, Desirade, Alboran, Aral, Andaman, Hatteras, Delos, Doris, Derius and Camus) for a total carrying value of $862.6 million. The last vessel (Camus) has been delivered to her new owners on March 19, 2024. The net gain on this transaction for the vessels delivered in 2024 amounted to $372.7 million, which was recorded in the first quarter of 2024.
On November 8, 2023, the Company sold the ULCC Oceania (2003 - 441,561 dwt), for $43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying value of $8.3 million. The vessel was delivered to her new owner on January 15, 2024. Taking into account the sales commission, the net gain on this vessel amounted to $34.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2024.
CMB.TECH announced a new chapter in the evolution of the FAST platform. In a strategic move to enhance capabilities and ensure continued growth, CMB.TECH transferred the FAST platform to ZeroNorth. The sale price (included in the heading "Corporate") amounted to $2.0 million. The net gain amounted to $0.4 million. Closing of the deal and official transfer date was on April 1, 2024.

On May 21, 2024, the Company sold the VLCC Alsace (2012 - 320,350 dwt) for $96.9 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $69.4 million. The net gain on the vessel amounts to $27.5 million and was recognized upon delivery to her new owners on January 27, 2025.

On June 27, 2024, the Management Board formally decided to commit to a plan to sell VLCC vessels Hakata (2010 - 302,550 dwt) and Ingrid (2012 - 314,000 dwt). An active program to locate a buyer and complete the plan was initiated and the vessels were actively marketed for sale in line with their fair values. It was at that time expected to be completed within a year from the decision and in line with IFRS 5, the assets were qualified and classified as non-current assets held for sale for a total combined book value of $81.7 million as per December 31, 2024. It is noted that Hakata has been sold and delivered to her new owners in the third quarter of 2025 (see Note 8). With respect to VLCC Ingrid, there has been no immediate interested buyers for an extended period. Accordingly, Management has determined that it is no longer appropriate to maintain the vessel’s classification as an ‘Asset Held for Sale’ under IFRS 5. The vessel has therefore been reclassified as an ‘Owned Vessel,’ and depreciation has been recognized retroactively for the period from June 27, 2024, to December 31, 2025.

The Windcat 6 has been sold, after 18 years of service on December 18, 2024 for an amount of $275 thousand. The CTV was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $48 thousand. The sale generated a gain $227 thousand and was recognized upon delivery to the new owner on March 13, 2025.

On December 31, 2024, CMB.TECH has sold the Suezmax Cap Lara (2007, 158,826 dwt) for $33.2 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $14.4 million. The sale generated a gain of $18.8 million and was recognized upon delivery to the new owner on March 10, 2025.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

The Capesize vessels Belgravia (2009 - 169,713 dwt) and Golden Magnum (2009 - 179,788 dwt) are classified as held for sale as at December 31, 2025. Memoranda of Agreement were signed on October 29, 2025 and December 9, 2025, respectively. Their carrying value amounts to $21.4 million and $23.6 million and a net gain of $3.6 million and $4.5 million respectively was recognized upon delivery to the new owners in January 2026.

On November 24, 2025, the Supervisory Board approved a coordinated divestment plan covering certain tanker and dry bulk vessels. In line with this plan and the active sale processes initiated prior to year-end, the following vessels are classified as non-current assets held for sale as at December 31, 2025. Six VLCC vessels, Hirado (2011), Hojo (2013), Antigone (2015), Daishan (2007), Dia (2015) and Aegean (2016), were marketed as a coordinated block-sale. Negotiations were at an advanced stage as at year-end and a Memorandum of Agreement for all six vessels was signed on January 7, 2026. The vessels were delivered during the first quarter of 2026. The vessels generated a combined net gain of $261.2 million and was recognized during the first quarter of 2026.

The Suezmax vessels Sienna (2007) and Stella (2011) were also included in the approved disposal plan. Marketing commenced in December 2025 and management expects completion within twelve months. The vessels are classified as held for sale for a total combined carrying value of $32.9 million.

The Capesize vessel Golden Myrtalia (2011 - 177,919 dwt) was approved for sale on November 24, 2025 and actively marketed before year-end. Although no agreement had been signed as at December 31, 2025, management expects completion within twelve months. The vessel is classified as held for sale with a carrying value of $25.2 million.

The amount under 'corporate' relates to the sale of the Company's share in the Tankers International (TI) Pool to International Seaways (INSW), closed on January 27, 2026.

Discontinued operations
As of December 31, 2025 and December 31, 2024, the Group had no operations that meet the criteria of a discontinued operation.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 4 – Revenue and other operating income

(in thousands of USD)	2025
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total

Pool Revenue	131,397	—	—	16,636	—	—	148,033	—	—	—	148,033
Spot Voyages	202,705	618,956	—	—	—	—	821,661	—	—	—	821,661
Revenue from contracts with customers	334,102	618,956	—	16,636	—	—	969,694	—	—	—	969,694
Time Charters	234,086	323,648	43,564	32,289	60,992	1,846	696,425	—	—	(39)	696,386
Total revenue	568,188	942,604	43,564	48,925	60,992	1,846	1,666,119	—	—	(39)	1,666,080

Other operating income	37,177	739	—	130	—	3,836	41,882	236	17,300	(29,662)	29,756

(in thousands of USD)	2024
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total

Pool Revenue	186,363	—	—	18,864	—	—	205,227	—	—	—	205,227
Spot Voyages	378,792	98,428	—	—	237	(28)	477,429	—	—	(3)	477,426
Revenue from contracts with customers	565,155	98,428	—	18,864	237	(28)	682,656	—	—	(3)	682,653
Time Charters	177,187	—	26,513	13,336	39,431	1,526	257,993	—	—	(400)	257,593
Total revenue	742,342	98,428	26,513	32,200	39,668	1,498	940,649	—	—	(403)	940,246

Other operating income	49,510	—	—	—	17	1,615	51,142	389	11,424	(12,295)	50,660

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

(in thousands of USD)	2023
	Marine	Less: Eliminations	Total
	Euronav

Pool Revenue	639,778	—	639,778
Spot Voyages	434,436	—	434,436
Revenue from contracts with customers	1,074,214	—	1,074,214
Time Charters	160,913	—	160,913
Total revenue	1,235,127	—	1,235,127

Other operating income	23,316	—	23,316

For the accounting treatment of revenue, we refer to the accounting policies (see Note 1.15) - Revenue.

The increase in revenue is primarily driven by an increase in revenue from spot voyages and fixed time charters. This increase is largely attributed to the acquisition of Golden Ocean and the delivery of newbuild dry bulk vessels in 2025. The increase is partially offset by a reduction in pool revenue mainly due to a lower number of vessels operating in the pool in 2025 compared to 2024.

Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage.

In accordance with IFRS16 - Leases, CMB.TECH is required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out revenue, it is determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. The following table summarizes the lease and non-lease components of the revenue from time charter-out during the years ended December 31, 2025, 2024 and 2023.

(in thousands of USD)	2025	2024	2023
Lease component of revenue from time charter-out	484,093	188,404	122,818
Non-lease component of revenue from time charter-out	212,293	69,189	38,095
Total time charter income	696,386	257,593	160,913

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 5 - Expenses for shipping activities and other expenses from operating activities
Voyage expenses and commissions

(in thousands of USD)	2025	2024	2023
Commissions paid	(25,795)	(16,643)	(15,202)
Bunkers	(234,910)	(118,446)	(101,795)
Other voyage related expenses	(101,450)	(39,221)	(25,093)
Total voyage expenses and commissions	(362,155)	(174,310)	(142,090)

The voyage expenses and commissions increased in 2025 compared to 2024. This increase is primarily attributed to an increase in bunker related expenses and other voyage-related expenditures.

The increase in bunker cost and commissions paid in 2025 compared to 2024 is mainly due to the integration of the Golden Ocean vessels as of March, 2025 and thus more vessels operating on the spot. For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

Vessel operating expenses

(in thousands of USD)	2025	2024	2023
Operating expenses	(386,679)	(185,327)	(210,527)
Insurance	(33,730)	(14,319)	(20,506)
Total vessel operating expenses	(420,409)	(199,646)	(231,033)

The operating expenses relate mainly to the crewing expenses (including crew bonuses), technical and other costs (including shore staff working entirely on ship management) which are needed to operate vessels. In 2025, these expenses increased compared to 2024, primarily due to the acquisition of Golden Ocean in March, 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

General and administrative expenses

(in thousands of USD)	2025	2024	2023
Wages and salaries	(31,662)	(20,797)	(10,342)
Social security costs	(4,141)	(3,293)	(1,204)
Provision for employee benefits	(66)	13	140
Equity-settled share-based payments (Note 23)	—	—	(3,945)
Other employee benefits	(3,611)	(2,019)	(1,047)
Capitalized costs	—	960	—
Employee benefits	(39,480)	(25,136)	(16,398)
Administrative expenses	(100,272)	(50,272)	(42,766)
Tonnage Tax	(2,497)	(2,205)	(3,586)
Claims	—	(477)	(76)
Provisions	274	324	294
Total general and administrative expenses	(141,975)	(77,766)	(62,532)

Average number of full time equivalents (shore staff including ship management)	302.26	285.24	198.47
The general and administrative expenses which include amongst others: shore staff wages (excluding shore staff working entirely on ship management), director fees, office rental, consulting and audit fees and tonnage tax, increased in 2025 compared to 2024. This increase was mainly due to the acquisition and inclusion of Golden Ocean Group and related transaction fees as per March 12, 2025 (see Note 25).
The total research and development expenses recognized for the period ended December 31, 2025, amounted to $7.4 million and are included under administrative expenses (December 31, 2024: $10.5 million).

Employee benefits expenses increased compared to the prior year, primarily driven by higher wages and salaries as a result of the increase in the average number of full-time equivalents following the inclusion of Golden Ocean Group Limited as from March 2025. In addition, the average wage cost per employee increased during the period. The increase also reflects the impact of certain non-recurring items recognized during the year.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 6 - Net finance expenses
Recognized in profit or loss

(in thousands of USD)	2025	2024	2023
Interest income	6,539	15,895	20,620
Dividends from other shares	5,351	1,050	—
Income on recycling hedges from OCI into P&L	—	—	25,749
Change in fair value of fuel derivatives recognized in P&L	—	—	3,210
Foreign exchange gains	10,986	21,744	17,590
Finance income	22,876	38,689	67,168

Interest expense on financial liabilities measured at amortized cost	(375,286)	(145,562)	(132,268)
Interest expense on lease liabilities	(3,537)	(275)	(631)
Change in fair value of fuel derivatives recognized in P&L	—	—	(8,276)
Fair value adjustment on interest rate swaps	(3,407)	—	37
Other financial charges	(14,296)	(9,249)	(13,513)
Foreign exchange losses	(33,291)	(14,253)	(17,246)
Finance expenses	(429,817)	(169,339)	(171,897)

Net finance expenses	(406,941)	(130,650)	(104,729)

Finance income for the year ended December 31, 2025 decreased compared to the year ended December 31, 2024, primarily due to lower interest income earned during the period and reduced foreign exchange gains.

Finance expenses for the year ended December 31, 2025 increased compared to the year ended December 31, 2024. The increase is primarily attributable to higher interest expenses on financial liabilities, driven by a higher average outstanding debt position during the period. This reflects financing costs incurred in connection with the completion of the Golden Ocean transaction, refinancings concluded during the year, and the expansion and increased total value of the fleet.

The increase in foreign exchange losses primarily reflects the revaluation impact of movements in the EUR/USD exchange rate on the Group’s EUR-denominated borrowings.

The above finance income and expenses include the following in respect of assets (liabilities) not recognized at fair value through profit or loss:

	2025	2024	2023
Total interest income on financial assets	6,539	15,895	46,368
Total interest expense on financial liabilities	(375,286)	(145,562)	(132,268)
Total interest leasing	(3,537)	(275)	(631)
Total other financial charges	(14,296)	(9,249)	(13,513)

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2024

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2025	2024	2023
Current tax
Current period	(4,074)	(7,660)	(4,889)
Changes related to prior years	1,367	1,616	7
Total current tax	(2,707)	(6,044)	(4,881)

Deferred tax
Recognition of unused tax losses/(use of tax losses)	27	(243)	(1,146)
Other	(7,505)	4,394	18
Total deferred tax	(7,478)	4,151	(1,128)

Total tax benefit/(expense)	(10,185)	(1,893)	(6,009)

Reconciliation of effective tax	2025		2024		2023
Profit (loss) before tax		149,327		872,722		864,036

Tax at domestic rate	(25.00)%	(37,332)	(25.00)%	(218,181)	(25.00)%	(216,009)
Effects on tax of :
Losses not subject to tax		(7,240)		(2,879)		—
Tax exempt profit / loss		(8,778)		(502)		(4,535)
Tax adjustments for previous years		6,023		1,979		7
Loss for which no DTA (*) has been recognized		(627)		28,686		7,586
Non-deductible expenses		(9,893)		(7,605)		(1,602)
Use of previously unrecognized tax losses and tax credits		—		—		5,283
Effect of Tonnage Tax regime		43,339		185,784		195,768
Effect of share of profit of equity-accounted investees		(221)		94		(5)
Effects of tax regimes in foreign jurisdictions		4,543		10,731		7,498
Total taxes	(6.82)%	(10,185)	(0.22)%	(1,893)	(0.70)%	(6,009)

* Deferred Tax Asset
In application of an IFRIC agenda decision on ‘IAS 12 Income taxes', tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses. The amount paid for tonnage tax in the year ended December 31, 2025 was $2.5 million (2024: $2.2 million and 2023: $3.6 million) (see Note 5).

The Group has determined that the global minimum top-up tax, which is required to be paid under Pillar Two legislation, is an income tax in the scope of IAS 12. The Group operates mainly in the international shipping industry. Pillar II provides an exclusion for relevant shipping income (= profits earned from the transportation of cargo in international traffic). The Pillar II exercise will be subject to further guidance from the OECD. Based on the current state of play, we expect to be able to benefit from the shipping exclusion for the majority of our activities. Therefore, the Group concluded the impact of Pillar II to be limited.

The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. The impact for the Group was assessed and it was concluded that a limited amount of $0.4 million was applicable for 2025.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 8 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Right-of-use assets	Other tangible assets	Prepayments	Total PPE
At January 1, 2023
Cost	5,014,747	228,429	66,785	5,159	—	5,315,120
Depreciation & impairment losses	(1,956,815)	—	(45,292)	(4,397)	—	(2,006,504)
Net carrying amount	3,057,932	228,429	21,493	762	—	3,308,616

Acquisitions	295,568	41,627	31,557	372	1,031	370,155
Disposals and cancellations	(815,733)	—	(2,087)	—	—	(817,820)
Depreciation charges	(200,896)	—	(18,040)	(492)	—	(219,428)
Transfer to assets held for sale (Note 3)	(870,844)	—	—	—	(1,031)	(871,875)
Transfers	163,543	(163,543)	—	—	—	—
Translation differences	—	—	13	2	—	15
Balance at December 31, 2023	1,629,570	106,513	32,936	644	—	1,769,663

At January 1, 2024
Cost	3,265,939	106,513	56,240	4,717	—	3,433,409
Depreciation & impairment losses	(1,636,369)	—	(23,304)	(4,073)	—	(1,663,746)
Net carrying amount	1,629,570	106,513	32,936	644	—	1,769,663

Acquisitions	155,215	959,692	332	2,292	2,729	1,120,260
Acquisitions through business combinations	425,564	477,565	1,431	22,219	670	927,449
Disposals and cancellations	(183,374)	—	(30,162)	—	(595)	(214,131)
Depreciation charges	(158,110)	—	(1,413)	(3,625)	—	(163,148)
Transfer to assets held for sale (Note 3)	(165,583)	—	—	—	—	(165,583)
Disposals through sale of subsidiary	—	—	(1,184)	(137)	—	(1,321)
Transfers	914,788	(914,788)	—	1,075	(1,075)	—
Translation differences	(586)	(577)	(30)	(840)	(72)	(2,105)
Balance at December 31, 2024	2,617,484	628,405	1,910	21,628	1,657	3,271,084

At January 1, 2025
Cost	4,020,942	628,405	5,212	30,098	1,657	4,686,314
Depreciation & impairment losses	(1,403,458)	—	(3,302)	(8,470)	—	(1,415,230)
Net carrying amount	2,617,484	628,405	1,910	21,628	1,657	3,271,084

Acquisitions	107,088	961,941	2,539	3,242	499	1,075,309
Acquisitions through business combinations (Note 25)	3,472,061	—	210,751	—	—	3,682,812
Disposals and cancellations	(194,897)	—	—	(700)	—	(195,597)
Depreciation charges	(371,267)	—	(9,247)	(4,170)	—	(384,684)
Transfer to assets held for sale (Note 3)	(361,865)	—	—	—	—	(361,865)
Impairments	—	—	(4,567)	—	—	(4,567)
Transfers	1,051,454	(854,759)	(196,695)	1,260	(1,260)	—
Translation differences	3,715	2,711	156	2,721	179	9,482
Balance at December 31, 2025	6,323,773	738,298	4,847	23,981	1,075	7,091,974

At December 31, 2025
Cost	7,757,790	738,298	10,038	37,105	1,075	8,544,306
Depreciation & impairment losses	(1,434,017)	—	(5,191)	(13,124)	—	(1,452,332)
Net carrying amount	6,323,773	738,298	4,847	23,981	1,075	7,091,974

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

During 2024, one VLCC and four Suezmax vessels have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.

On January 22, 2024, the Company exercised the repurchase option for VLCC Newton (2009 - 307,284 dwt) that was under a bareboat contract for an aggregate amount of $30 million. The vessel was previously accounted for as a right-of-use asset.

During 2024, the Company took delivery of three Suezmax vessels (Bristol, Orion and Helios), seven super-eco Newcastlemax vessels (Mineral France, Mineral Deutschland, Mineral Italia, Mineral Danmark, Mineral Eire, Mineral Hellas and Mineral Espana), four chemical tankers (Bochem Casablanca, Bochem Shanghai, Bochem New Orleans and Bochem Brisbane), three container vessels (CMA CGM Baikal, CMA CGM Dolomites and CMA CGM Etosha) of which one has been sold in the second quarter (CMA CGM Baikal), and one CTV (Windcat 57).

During 2025, four VLCCs, one Suezmax vessel and 19 dry bulk vessels have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.

During 2025, the Company took delivery of eight super-eco Newcastlemax vessels (Mineral Portugal, Mineral Osterreich, Mineral Suomi, Mineral Sverige, Mineral Polska, Mineral Cesko, Mineral Slovensko and Mineral Slovenija), two CSOVs (Windcat Rotterdam and Windcat Amsterdam), one chemical tanker (Bochem Santos), one VLCC (Atrebates) and 2 CTVs (Hydrocat 60 and Windcat 58).

The Group had forty-one vessels under construction at December 31, 2025 for an aggregate amount of $738.3 million (2024: forty-one vessels under construction). The amounts presented within "vessels under construction" relate to four eco-type VLCCs and two eco-type Suezmaxes, two dual-fuel bitumen tankers, ten Newcastlemax bulk carriers, seven chemical tankers, four CSOVs (Commissioning Service Operations Vessels), two coaster vessel of 5,000 dwt, one 1,400 TEU ammonia-powered container vessel and nine CTVs (Crew Transfer Vessel). The Group capitalizes borrowing costs related to the financing of the newbuild vessels as reported under vessels under construction (see Note 1.11.2). As per December 31, 2025, the total amount that was capitalized was $16.6 million (2024: $23.7 million) in actual borrowing costs at an average interest rate of 6%.

The transfers of right-of-use assets in 2025 relate to the SFL vessels (see Note 20), for which the purchase option was exercised. Upon delivery, these vessels were transferred to the owned vessels.

Disposal of assets – Gains/losses

(in thousands of USD)	Sale price	Book Value	Gain	Loss

Cap Charles - Sale	40,523	18,459	22,064	—
Nautica - Sale	53,900	26,847	27,053	—
Alex - Sale	86,397	62,214	24,182	—
Ardeche - Sale	90,410	58,345	32,065	—
Drenec - Sale	86,327	56,279	30,048	—
Heron - Sale	89,130	58,243	30,887	—
Arafura - Sale	87,077	56,673	30,404	—
Amundsen - Sale	90,670	60,007	30,663	—
Diodorus - Sale	113,100	83,911	29,189	—
Dickens - Sale	113,397	83,534	29,863	—
Dalis - Sale	107,930	84,395	23,535	—
Cassius - Sale	123,500	91,635	31,865	—
Clovis - Sale	124,277	93,651	30,625	—

For the twelve months period ended December 31, 2023	1,206,636	834,192	372,444	—

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

	Sale price	Book Value	Gain	Loss
Andaman - Sale	86,976	56,636	30,341	—
Dominica - Sale	82,685	52,826	29,858	—
Hatteras - Sale	90,310	59,368	30,942	—
Derius - Sale	104,627	81,458	23,169	—
Alboran - Sale	86,418	56,362	30,056	—
Delos - Sale	112,888	83,611	29,277	—
Desirade - Sale	85,965	56,071	29,894	—
Alice - Sale	85,965	61,625	24,340	—
Aquitaine - Sale	90,268	58,657	31,610	—
Oceania - Sale	43,120	8,294	34,826	—
Doris - Sale	113,010	84,438	28,573	—
Aral - Sale	86,472	56,445	30,027	—
Anne - Sale	86,275	62,820	23,455	—
Camus - Sale	123,420	92,228	31,193	—
Noble - Sale	53,955	25,716	28,239	—
Nectar - Sale	53,955	23,873	30,082	—
Newton - Sale	53,955	33,285	20,670	—
CMA CGM Baikal - Sale	71,500	55,879	15,621	—
Sapphira - Sale	45,500	14,670	30,830	—
Statia - Sale	41,250	10,723	30,527	—
Selena - Sale	38,170	11,794	26,376	—
Cap Victor - Sale	38,990	15,593	23,397	—
Cap Felix - Sale	42,330	20,989	21,341	—
Corporate	2,000	1,625	375	—

For the twelve months period ended December 31, 2024	1,720,005	1,084,986	635,019	—

	Sale price	Book Value	Gain	Loss
Alsace - Sale	96,850	69,388	27,462	—
Cap Lara - Sale	33,213	14,437	18,776	—
Windcat 6 - Sale	267	50	217	—
Iris - Sale	99,990	42,856	57,134	—
Golden Ioanari - Sale	15,811	15,811	—	—
Golden Keen - Sale	16,848	16,649	199	—
Hakata - Sale	57,820	38,749	19,071	—
Hakone - Sale	55,615	35,405	20,210	—
Dalma - Sale	47,334	20,939	26,395	—
Sofia - Sale	40,120	19,693	20,426	—
Battersea - Sale	24,071	21,664	2,407	—
Golden Zhoushan - Sale	21,879	21,879	—	—
Sale hydrogen applications	847	575	272	—
Sale other industrial applications	12	16	—	(4)

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

For the twelve moths period ended December 31, 2025	510,677	318,112	192,568	(4)

On March 15, 2024, the Company sold the N-class vessels Noble, Nectar and Newton for a net sale price after commission of $161.9 million. The vessels have all been delivered during the second quarter of 2024 and the net gain of $79.0 million on the transaction was recognized in the consolidated statement of profit or loss.

On November 19, 2021, the Company agreed to sell the container vessel CMA CGM Baikal for a net sale price of $71.5 million. The vessel has been delivered to her new owners in the second quarter of 2024 and a net gain of $15.6 million has been booked in the consolidated statement of profit or loss.

On September 25, 2024, the Company sold two Suezmax vessels, Sapphira (2008 - 150,205 dwt) and Statia (2006 - 150,205 dwt) for a net sale price of $45.5 million and $41.3 million respectively. The sale price generated a combined gain of $61.4 million and was recorded in the consolidated statement of profit or loss in the third quarter of 2024.

On December 2, 2024, the Company agreed to sell three Suezmax vessels Selena (2007 - 150,205 dwt), Cap Victor (2007 - 158,853 dwt) and Cap Felix (2008 - 158,765 dwt) for a net sale price after commission of $38.2 million, $39.0 million and $42.3 million respectively. The sale price generated a combined gain of $71.1 million and was recorded in the consolidated statement of profit or loss in the fourth quarter of 2024.

On May 21, 2024, the Company sold the VLCC Alsace (2012 - 320,350 dwt) for $96.9 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024. The VLCC has successfully been delivered to its new owner during the first quarter of 2025 generating a gain of $27.5 million.

On December 31, 2024, the Company sold the Suezmax Cap Lara (2007 - 158,826 dwt) for $33.2 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of $14.4 million. The vessel was delivered to her new owner on March 10, 2025, generating a net gain of $18.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2025.

The Windcat 6 has also been sold, after 18 years of service. The sale generated a gain of $0.2 million. The vessel was delivered to its new owner on March 13, 2025.

On March 14, 2025, the Company sold the VLCC Iris (2012 - 314,000 dwt) for a net sale price after commission of $100.0 million. The vessel was delivered during the second quarter of 2025 and the net gain of $57.1 million on the transaction was recognized in the consolidated statement of profit or loss.

On June 25, 2025, the vessel Golden Ioanari was successfully delivered to her new owners. The sale was completed on March 21, 2025. The vessel had a carrying amount equal to the agreed sale price. As a result, no gain or loss was recognized on the transaction.

On April 3, 2025, the Company sold the vessel Golden Keen for a net sale price of $16.8 million. The vessel was delivered on June 2, 2025, and a gain of $0.2 million was recognized in the consolidated statement of profit or loss.

On April 16, 2025, the Company sold VLCCs Hakata (2010, 302,550 dwt) & Hakone (2010, 302,624 dwt) for a net sale price of $57.8 million and $55.6 million respectively. The vessels were delivered to their new owners in the third quarter of 2025, generating a total gain of $39.3 million in the third quarter of 2025.

On September 19, 2025, the Company has sold the capesize Battersea (2009, 169,390 dwt) for a net sale price of $$24.1 million. The vessel was delivered to her new owners on October 24, 2025, generating a gain of $2.4 million.

On September 26, 2025, the Company sold the VLCC Dalma (2007 - 306,543 dwt) for a net sale price of $47.3 million. The vessel was delivered to her new owners on December 15, 2025 generating a gain of $26.4 million.

On August 25, 2025, the Company sold the Suezmax vessel Sofia (2010 - 165,000 dwt) for a net sale price of $40.1 million. The vessel was delivered to her new owners on October 30, 2025, generating a gain of $20.4 million.

Capesize Golden Zhoushan (2011 - 175,834) was delivered to its new owner during the fourth quarter of 2025, no gain was recorded following the sale of the vessel.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Impairment

Based on the impairment indicator analysis conducted for the year ending December 31, 2025, the Group has not identified any impairment triggers within its Marine division that require further impairment testing. Both internal and external impairment indicators, including asset performance, market valuations, and macroeconomic conditions, have been thoroughly assessed. The review is supported by independent broker valuations which indicate that the fair market value of the fleet exceeds its carrying value. The same analysis was conducted for the year ending December 31, 2024 and for the year ending December 31, 2023.

However, it was noted that the Golden Zhoushan (2011 - 175,834 dwt) was sold pursuant to a Memorandum of Agreement signed on July 3, 2025, for a net sale price of $21.9 million, resulting in a loss of $4.6 million which was recorded as an impairment charge in the consolidated statement of profit or loss as per June 30, 2025.

Accordingly, as of the reporting date, no additional impairment adjustments are required for the Group’s assets within the Marine division. The Management Board, under supervision of the Supervisory Board, will continue to evaluate potential impairment risks on an ongoing basis, ensuring timely responses to any significant changes in market conditions or operational performance.

Security

All vessels financed with bank loans are subject to a mortgage to secure bank loans (see Note 17).

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Capital commitment
As at December 31, 2025 the Group's total capital commitments amount to $1.6 billion (December 31, 2024: $2.4 billion capital commitments). These capital commitments can be detailed as follows:

(in thousands of USD)	Total	2026	2027	2028	2029
Commitments in respect of:
Tankers	441,186	373,866	67,320	—	—
Dry bulk vessels	525,887	515,754	10,133	—	—
Container vessels	37,670	37,670	—	—	—
Chemical tankers	377,100	102,750	34,100	159,650	80,600
Offshore Wind Vessels	253,804	148,857	95,136	9,811	—
Other	11,799	11,799	—	—	—
Total	1,647,446	1,190,696	206,689	169,461	80,600

The current newbuilding program of the Group comprises the following:
–4 eco-type VLCCs,
–2 eco-type Suezmaxes,
–10 Newcastlemax bulk carriers,
–7 chemical tankers,
–Offshore wind vessels are related to 4 CSOVs (Commissioning Service Operation Vessel), 1 MPASV (Multi Purpose Accommodation Support Vessel) and 3 CTVs (Crew Transfer Vessels),
–2 coasters of 5,000 dwt (included under drybulk vessels),
–1 ammonia-powered container vessel with a capacity of 1,400 TEU,
–2 dual-fuel bitumen tankers (included under chemical tankers),
–The other items are related to a multi purpose harbour vessel and other hydrogen applications.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 9 - Intangible assets and goodwill

(in thousands of USD)	Customer contracts	Other intangible assets	Total intangible assets	Goodwill

At January 1, 2024
Cost	16,569	1,267	17,836	—
Amortisation & translation differences	(2,469)	(1,173)	(3,642)	—
Net carrying amount	14,100	94	14,194	—

Acquisitions	535	1,006	1,541	—
Acquisitions through business combinations	—	3,539	3,539	—
Amortisation charges	(1,556)	(1,325)	(2,881)	—
Disposals through sale of subsidiary	—	(67)	(67)	—
Translation differences	—	(139)	(139)	—
Balance at December 31, 2024	13,079	3,108	16,187	—

At January 1, 2025
Cost	17,104	5,807	22,911	—
Amortisation & translation differences	(4,025)	(2,699)	(6,724)	—
Net carrying amount	13,079	3,108	16,187	—

Acquisitions	1,503	—	1,503	—
Acquisitions through business combinations (Note 25)	396	—	396	177,022
Amortisation charges	(1,589)	(1,695)	(3,284)	—
EU ETS allowances surrendered	(2,434)	—	(2,434)	—
Translation differences	—	342	342	—
Balance at December 31, 2025	10,955	1,755	12,710	177,022

At December 31, 2025
Cost	16,569	6,427	22,996	177,022
Amortisation & translation differences	(5,614)	(4,672)	(10,286)	—
Net carrying amount	10,955	1,755	12,710	177,022

In connection with the acquisition of the remaining 50% in TI Asia and TI Africa in May, 2022, a part of the price paid is related to an intangible asset (customer contracts with NOC for the service part, i.e. recharge of opex, maintenance and crew). Management estimated the fair value of the intangible asset related to the service component of the NOC contract, resulting in a value of $16.6 million at May 31, 2022. This amount will be depreciated till the end of the contractual service, or until July 21, 2032 and September 21, 2032 respectively.

The goodwill recognized relates to the acquisition of Golden Ocean Group Ltd. (see Note 24 and 25). The recognition of goodwill reflects management’s confidence in the long-term prospects of the dry bulk market and the expected growth of the business segment. The resulting goodwill is recognized on the statement of financial position and is subject to annual impairment testing in accordance with the applicable accounting standards.

For the purpose of impairment testing, goodwill amounting to $177.0 million has been allocated to the Bocimar operating segment, which represents the group of cash-generating units for dry bulk operations excluding the assets under construction. The recoverable amount of the group of CGUs was determined based on its fair value less costs of disposal (“FVLCD”). The FVLCD measurement is classified as a Level 3 fair value measurement and was derived from independent broker valuation reports obtained from recognised shipbrokers and maritime valuation experts, adjusted for costs of disposal based on the average broker commission payable. The recoverable amount exceeded the carrying amount of the group of CGUs and, accordingly, no impairment was recognised for the year ended December 31, 2025. Management has assessed that no reasonably possible change in the key assumptions would result in the carrying amount exceeding the recoverable amount.

The other intangible assets are mainly related to internally capitalized development expenses and software assets.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 10 - Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	ASSETS	LIABILITIES	NET
Tangible assets	16,176	(6,579)	9,597
Employee benefits	46	—	46
Unused tax losses & tax credits	22,284	(426)	21,858
Unremitted earnings	—	(21,865)	(21,865)
	38,506	(28,870)	9,636
Offset	(28,432)	28,432
Balance at December 31, 2024	10,074	(438)

Tangible assets	2,357	(28)	2,329
Employee benefits	20	—	20
Unused tax losses & tax credits	22,196	(457)	21,739
Unremitted earnings	—	(21,723)	(21,723)
	24,573	(22,208)	2,365
Offset	(21,723)	21,723
Balance at December 31, 2025	2,850	(485)

Unrecognized deferred tax assets and liabilities
Total unrecognized tax losses amount to $244.4 million for 2025 ($160.6 million for 2024) and unused taxable temporary differences amount to $48.6 million (both 2025 and 2024). Deferred tax assets and liabilities have not been recognized in respect of the following items:

(in thousands of USD)	December 31, 2025		December 31, 2024
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Deductible temporary differences	12,377	—	12,226	—
Taxable temporary differences	—	(12,162)	—	(12,162)
Tax losses & tax credits	58,934	—	39,622	—
	71,311	(12,162)	51,848	(12,162)
Offset	(12,162)	12,162	(12,162)	12,162
Total	59,150	—	39,686	—

The unrecognized deferred tax assets in respect of tax losses and tax credits relates to tax losses carried forward, investment deduction allowances and excess dividend received deduction. Tax losses and tax credits have no expiration date.

A deferred tax asset (DTA) is recognized for unused tax losses and tax credits carried forward, to the extent that it is probable that future taxable profits will be available. The Group considers future taxable profits as probable when it is more likely than not that taxable profits will be generated in the foreseeable future. When determining whether probable future taxable profits are available the probability threshold is applied to portions of the total amount of unused tax losses or tax credits, rather than the entire amount.

Given the nature of the tonnage tax regime, the Group has a substantial amount of unused tax losses and tax credits for which no future taxable profits are probable and therefore no DTA has been recognized.

No deferred tax liabilities have been recognized for temporary differences related to vessels for which the Group expects that the reversal of these differences will not have a tax effect.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2023	Recognized in income	Other movements	Translation Differences	Balance at Dec 31, 2023
Employee benefits	25	18	—	1	44
Unused tax losses & tax credits	60,308	(18,134)	—	4	42,178
Unremitted earnings	(58,930)	16,988	—	—	(41,942)
Total	1,403	(1,128)	—	5	280

	Balance at Jan 1, 2024	Recognized in income	Other movements	Translation Differences	Balance at Dec 31, 2024

Tangible assets	—	4,388	5,303	(94)	9,597
Employee benefits	44	6	—	(4)	46
Unused tax losses & tax credits	42,178	(20,320)	—	—	21,858
Unremitted earnings	(41,942)	20,077	—	—	(21,865)
Total	280	4,151	5,303	(98)	9,636

	Balance at Jan 1, 2025	Recognized in income	Other movements	Translation Differences	Balance at Dec 31, 2025
Tangible assets	9,597	(7,474)	(67)	273	2,329
Employee benefits	46	(31)	—	5	20
Unused tax losses & tax credits	21,858	(114)	—	(5)	21,739
Unremitted earnings	(21,865)	141	—	1	(21,723)
Total	9,636	(7,478)	(67)	274	2,365

The other movements in 2024 relate to the recognition of the deferred tax assets and liabilities when control of CMB.TECH Enterprises was obtained.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 11 - Non-current receivables

(in thousands of USD)	December 31, 2025	December 31, 2024
Shareholders loans to joint ventures	20,222	16,188
Derivatives	—	1,279
Cash guarantees and deposits	57,534	48,548
Other non-current receivables	19,360	9,061
Total non-current receivables	97,116	75,076

The shareholder loans to joint ventures mainly relates to the loans provided to Be Hydro and JPN H2YDRO and to joint ventures within the Windcat group of companies, i.e. TSM Windcat and FRS Windcat Offshore Logistics.

The cash guarantees and deposits as of December 31, 2025 relates to a cash security of $51.7 million lodged with the High Court of Malaysia in January, 2024. The cash security was required to lift the arrest on the vessel Oceania which was subsequently sold and delivered to her new owners (see Note 21).

The increase in other non-current receivables mainly relates to an advancement for the development of ammonia-powered engines for its new bulk carriers. The amount will be recovered through future engine deliveries.

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	December 31, 2025	December 31, 2024
Receivable:
Within two years	62,745	57,240
Between two and three years	4,508	52
Between three and four years	3,844	4
Between four and five years	60	183
More than five years	25,959	17,597
Total non-current receivables	97,116	75,076

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 12 - Inventory

The bunker inventory mainly relates to the bunker fuel stored on board of the vessels. As of December 31, 2025, lube oils are classified within Inventory, aligning the presentation within the group, having previously been presented under deferred charges. The carrying amount of the bunker inventory on board of the vessels amounted to $55.7 million (2024: $17.3 million), and the carrying amount of the lube oils amounted to $17.5 million as of December 31, 2025 (2024: $7.7 million). As the amount of the lube oils as of December 31, 2024 is not material, comparative figures have not been restated.

The increase in bunker inventory is primarily driven by the acquisition of the Golden Ocean fleet in March, 2025.

Bunker expenses and consumed lubricants are recognized in profit or loss upon consumption. Bunker expenses are presented within voyage expenses (see Note 5), while lubricants are included within vessel operating expenses.

The other inventory as of December 31, 2025 amounts to $4.0 million (2024: $9.1 million) and relates to trucks purchased to be converted into hydrotrucks for resale and spare parts used for the conversion of regular engines to hydrogen powered engines.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 13 - Trade and other receivables - current

(in thousands of USD)	December 31, 2025	December 31, 2024
Trade receivables	141,937	117,824
Trade receivables - TI Pool	40,623	56,568
Accrued income	39,874	9,237
Accrued interest	361	236
Deferred charges	56,171	45,072
Deferred fulfillment costs	11,424	1,126
Other receivables	30,247	3,691
Lease receivables	—	1,263
Derivatives	206	866
Total trade and other receivables	320,843	235,883

The increase in trade receivables is primarily due to the acquisition of Golden Ocean and the delivery of newbuild vessels and thus an increase of the total fleet on the water as at December 31, 2025.

The decrease in trade receivables - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in 2025 mainly due to a decrease in number of vessels in the pool.

The increase in accrued income is primarily attributable to a higher number of vessels, in line with the acquisition of Golden Ocean, operating primarily on the spot market compared to December 31, 2024.

The increase in deferred charges relates mainly to deferred arrangement fees on predelivery financing of newbuild vessels.

Fulfillment costs represent primarily bunker costs incurred between the date on which the contract of a spot voyage charter was concluded and the next load port. The increase is mainly due to the acquisition of Golden Ocean and thus more vessels operating on the spot market as per December 31, 2025.

The increase in other receivables is due to the acquisition of Golden Ocean and mainly relates to bunker receivables on time charter-out contracts.

For currency and credit risk, we refer to Note 19.

Note 14 - Cash and cash equivalents

(in thousands of USD)	December 31, 2025	December 31, 2024
Cash at bank and in hand	146,529	38,869
Total	146,529	38,869

No bank deposits were held at December 31, 2025 and at December 31, 2024.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 15 - Equity
Number of shares issued

(in shares)	December 31, 2025	December 31, 2024	December 31, 2023
On issue at December 31 - fully paid	315,977,647	220,024,713	220,024,713

As at December 31, 2025, the share capital is represented by 315,977,647 shares. The shares have no nominal value.
As at December 31, 2025, the authorized share capital not issued amounts to $134,855,102 (2024 and 2023: $83,898,616) or the equivalent of 124,071,775 shares (2024 and 2023: 77,189,888 shares).
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve
The hedging instruments were as follows:

	2025
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change in FV recognized in OCI
Interest rate swaps
$161.1 million facility	92,695	110	20	(2,055)
Total	92,695	110	20	(2,055)

	2024
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change in FV recognized in OCI
Interest rate swaps
$161.1 million facility	111,545	2,145	—	1,005
Total	111,545	2,145	—	1,005

The Group, in connection to the $150.0 million facility raised on June 21, 2022 and amended in the second half of 2024 to $161.1 million, entered into several Interest Rate Swaps (IRSs) for a combined notional value of $109.4 million. These IRSs are used to hedge the risk related to the fluctuation of the SOFR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the facility and mature on March 31, 2030. The notional value of these instruments at December 31, 2025 amounted to $92.7 million. The fair value of these instruments at December 31, 2025 amounted to $0.1 million (see Note 13 and 18) and $(2.0) million has been recognized in OCI in 2025.

Treasury shares
As of December 31, 2025 and December 31, 2024, CMB.TECH NV owned 25,807,878 of its own shares.
Distributions
During 2025, the Company declared two interim dividends of $0.05 per share each (one on August 27, 2025 and one on December 16, 2025, with the second paid in January 2026). On February 24, 2026, the Company declared an interim dividend of $0.16 per share, which is expected to be paid on or about April 27, 2026.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

The total amount of dividends declared in 2025 was $29.0 million ($1,110.9 million in 2024 and $646.3 million in 2023) and Golden Ocean also distributed $5.2 million to the non-controlling interest. $20.2 million was paid in 2025 ($1,126.7 million in 2024 and $630.5 million in 2023).

Long term incentive plans
The Group did not issue any new long term incentive plans in 2025 and 2024 and all previously existing LTIP plans terminated at the end of 2023 following the change in control. Please see Note 23 for more information on the old plans.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 16 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the period ended December 31 of each year, calculated as follows:

Result attributable to ordinary shares

	2025	2024	2023
Result for the period (in USD)	160,696,062	870,829,138	858,026,940
Weighted average number of ordinary shares	229,443,392	196,041,579	201,901,743
Basic earnings per share (in USD)	0.70	4.44	4.25

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2023	220,024,713	18,241,181	201,783,532	201,783,532
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	(450,465)	450,465	118,211
On issue at December 31, 2023	220,024,713	17,790,716	202,233,997	201,901,743

On issue at January 1, 2024	220,024,713	17,790,716	202,233,997	202,233,997
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	8,017,162	(8,017,162)	(6,192,418)
On issue at December 31, 2024	220,024,713	25,807,878	194,216,835	196,041,579

On issue at January 1, 2025	220,024,713	25,807,878	194,216,835	194,216,835
Issuance of shares	95,952,934	—	95,952,934	35,226,557
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	—	—	—
On issue at December 31, 2025	315,977,647	25,807,878	290,169,769	229,443,392
On August 20, 2025, the merger between Golden Ocean and CMB.TECH Bermuda Ltd. was closed (see Note 24). Based on the Exchange Ratio and the number of outstanding Golden Ocean common shares and ordinary shares in the Company, the Company issued 95,952,934 new ordinary shares by means of a capital increase by contribution in kind.
Diluted earnings per share
For the twelve months ended December 31, 2025, the diluted earnings per share (in USD) amount to 0.70 (2024: 4.44 and 2023: 4.25). All LTIPs were terminated during the 2nd half of 2023 due to the change of control (see Note 23). As of December 31, 2023, the Company no longer has instruments that can give rise to dilution.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	2025	2024	2023
Weighted average of ordinary shares outstanding (basic)	229,443,392	196,041,579	201,901,743

Effect of Share-based Payment arrangements	—	—	—

Weighted average number of ordinary shares (diluted)	229,443,392	196,041,579	201,901,743

There are no more remaining outstanding instruments at December 31, 2025, December 31, 2024 and December 31, 2023 which can give rise to dilution.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 17 - Interest-bearing loans and borrowings

(in thousands of USD)	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	30,203	—	206	52,337	82,746
Between 1 and 5 years	332,032	198,219	3,157	18,911	552,319
More than 1 year	362,235	198,219	3,363	71,248	635,065
Less than 1 year	166,124	3,733	33,493	92,298	295,648
At January 1, 2024	528,359	201,952	36,856	163,546	930,713

Loans	1,971,542	—	332	750,983	2,722,857
Repayments	(1,177,328)	—	(33,604)	(377,540)	(1,588,472)
Acquisitions through business combinations	332,529	—	1,500	234,491	568,520
Transaction expenses	(6,686)	668	—	(3,972)	(9,990)
Other changes	5,257	—	(171)	(85)	5,001
Disposals through sale of subsidiary	—	—	(1,137)	—	(1,137)
Translation differences	(867)	—	(32)	(4,338)	(5,237)
Balance at December 31, 2024	1,652,806	202,620	3,744	763,085	2,622,255

More than 5 years	360,928	—	184	528,109	889,221
Between 1 and 5 years	1,089,941	198,887	1,267	139,252	1,429,347
More than 1 year	1,450,869	198,887	1,451	667,361	2,318,568
Less than 1 year	201,937	3,733	2,293	95,724	303,687
Balance at December 31, 2024	1,652,806	202,620	3,744	763,085	2,622,255

	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	360,928	—	184	528,109	889,221
Between 1 and 5 years	1,089,941	198,887	1,267	139,252	1,429,347
More than 1 year	1,450,869	198,887	1,451	667,361	2,318,568
Less than 1 year	201,937	3,733	2,293	95,724	303,687
At January 1, 2025	1,652,806	202,620	3,744	763,085	2,622,255

Loans	4,782,903	—	2,539	1,686,124	6,471,566

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Repayments	(4,237,099)	—	(121,881)	(600,727)	(4,959,707)
Acquisitions through business combinations (Note 25)	995,820	—	120,541	303,063	1,419,424
Transaction expenses	(23,877)	667	—	(8,829)	(32,039)
Other changes	(4,594)	—	—	1,064	(3,530)
Translation differences	24,801	—	106	6,913	31,820
Balance at December 31, 2025	3,190,760	203,287	5,049	2,150,693	5,549,789

More than 5 years	556,818	—	48	1,372,532	1,929,398
Between 1 and 5 years	2,282,772	—	3,320	504,263	2,790,355
More than 1 year	2,839,590	—	3,368	1,876,795	4,719,753
Less than 1 year	351,170	203,287	1,681	273,898	830,036
Balance at December 31, 2025	3,190,760	203,287	5,049	2,150,693	5,549,789
The amounts shown under "Loans" and "Repayments" related to bank loans include drawdowns and repayments under revolving credit facilities during the year.
Bank Loans
Due to the acquisition and consolidation of Golden Ocean Group as per March 12, 2025, $995.8 million of bank loans were entered into the Group.
On March 4, 2025, the Group entered into a $1.4 billion bridge facilities agreement with a syndicate of banks in view of the acquisition of shares in Golden Ocean. The bridge facilities agreement has an initial term of 9 months with the possibility to extend its term twice with an additional 6 months. The facilities carry a rate of daily compounded SOFR plus a margin of 3.00 - 5.50% per annum. The facility has mostly been repaid using the new $2 billion facility, see below. As of December 31, 2025, the outstanding balance under this facility was $122.5 million.

On April 7, 2025, the Group entered into a credit facility of $392.7 million for the financing of five VLCC newbuildings that also features a predelivery finance component. The facility has a term of 2 years before delivery and 12 years as from delivery of the respective vessels and carries a rate of CME Term SOFR plus a margin of 1.75%. As of December 31, 2025, the outstanding balance under this facility was $168.9 million.

On May 8, 2025, the Group entered into term and revolving facilities of $2 billion, comprising of a term loan facility of up to $1,250 million for the refinancing of the existing facilities in respect of the vessels of former Golden Ocean Group, and a revolving credit facility of up to $750 million for general corporate and working capital purposes. We concluded the facilities with a syndicate of banks. The facility has a term of 5 years and carries a rate of CME Term SOFR plus a margin of 2.10 - 2.75%. As of December 31, 2025, the outstanding balance under this facility was $1,194.7 million.

On June 27, 2025, the Group entered into a revolving credit facility of $90 million. On September 19, 2025, the facility was amended and restated to reflect an increased commitment at that time of $15.1 million. The facility has a term of 2 years and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, the outstanding balance under this facility was $74.1 million.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

On September 23, 2025, the Group entered into a credit facility of $57.5 million for the financing of one Newcastlemax newbuilding that also features a predelivery finance component. The facility has a term of up to 2 years before delivery and 8 years as from delivery of the vessel and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, the outstanding balance under this facility was $20.1 million.

On December 5, 2025, the Group entered into a credit facility of $68 million for the financing of two Bitumen tanker newbuilding that also features a predelivery finance component. The facility has a term of up to 2 years before delivery and 12 years as from delivery of the vessel and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, there is no outstanding balance under this facility.

On December 9, 2025, the Group entered into an amendment and restatement agreement relating to the Global Refinancing $1,290 million to increase the amount of the Revolving Facility to up to $950.0 million. This facility bears interest at SOFR plus a margin of 2.30% - 2.90% per annum. The margin is reset every quarter depending on the Net Debt to Total Capitalization. The amendment is accounted for as a non-substantive modification. As of December 31, 2025, the outstanding balance under this facility was $735.0 million.

On December 19, 2025, the Group entered into an €150 million ($176.25 million) unsecured revolving credit facility. We concluded this facility with a range of commercial banks and the support of Gigarant. The facility contains a clause governing the negotiation of Sustainability Terms Supplement within 12 months after signing the facility. The facility has a term of 3 years and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, the outstanding balance under this facility was $0.0 million.

Undrawn borrowing facilities
At December 31, 2025, CMB.TECH and its fully-owned subsidiaries have undrawn credit line facilities amounting to $392.3 million (2024: $308.6 million), of which $103.0 million will mature within 12 months.

Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

(in thousands of USD)				December 31, 2025			December 31, 2024
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured Revolving loan 80M	EUR	SOFR + CAS + 1.45%	2025	—	—	—	83,112	27,500	27,505
Unsecured Revolving loan 150M	EUR	SOFR + CAS + 1.80%	2028	176,250	—	(1,651)	—	—	—
Secured FSO loan 161.1M	USD	SOFR + 2.15%	2030	123,593	123,593	122,736	148,727	148,727	147,464
Secured vessels loan Refi - Revolving loan 950M*	USD	SOFR + 2.30% - 2.90%	2028	950,000	735,000	730,703	995,207	750,000	743,637
Secured vessels loan 129.75M	USD	SOFR + 1.28% - 1.73%	2038	25,950	25,950	25,481	25,950	25,950	26,102
Secured vessels Revolving loan 182.5M*	USD	SOFR + 2.20% - 2.80%	2029	46,049	45,049	44,109	169,500	167,250	165,691
Secured vessels loan 392.7M	USD	SOFR + 1.75%	2040	168,861	168,861	167,244	—	—	—
Secured 1.4B Bridge Facility	USD	SOFR + 3.04%	2026	122,522	122,522	122,598	—	—	—
Credit Line Windcat EUR 1.25M	EUR	SOFR + 1.83%	—	1,469	1,469	1,470	1,299	1,299	1,299
Credit Line Windcat EUR 1.25M	EUR	SOFR + 2.40%	—	1,469	1,469	1,470	1,299	1,299	1,299
Secured loan EUR 151.2M	EUR	Euribor + 1.00%	2038	121,750	121,750	119,813	86,925	86,925	87,510
Secured loan 152M	USD	SOFR + 2.06%	2036	67,425	67,425	65,354	72,504	72,504	70,309
Secured loan 280M	USD	SOFR + 2.06%	2036	175,855	175,855	170,166	189,216	189,216	183,163
Secured loan 224M	USD	SOFR + 2.06%	2038	162,773	162,773	157,768	115,733	115,733	112,330
Secured loan Windcat EUR 77.9M	EUR	Euribor + 3.25%	2027	46,998	46,998	46,838	49,426	43,921	43,623
Secured loan EUR 154.7M	EUR	Euribor + 1.00% Euribor + 0.90%	2037 2039	91,364	91,364	89,122	34,276	34,276	34,634
Secured loan EUR 8.8M	EUR	Euribor + 1.10%	2033	8,272	8,272	8,297	8,228	8,228	8,240
Secured loan 41.8M	USD	SOFR + 2.00%	2033	41,109	41,109	40,420	—	—	—
Secured loan 1,400 TEU 26.3M	USD	SOFR + 3.75% Euribor + 3.55%	2032	2,025	2,025	2,043	—	—	—
Secured loan 57.5M	USD	SOFR + 1.80%	2035	20,084	20,084	20,109	—	—	—
Secured vessels loan 2B Facility	USD	SOFR + 2.10% - 2.75%	2030	1,194,659	1,194,659	1,182,981	—	—	—
Secured vessels Revolving loan 105.1M	USD	SOFR + 1.80%	2027	74,100	74,100	73,690	—	—	—
Total interest-bearing bank loans				3,622,579	3,230,329	3,190,760	1,981,402	1,672,828	1,652,806
* The total amount available under the revolving loan Facilities depends on the total value of the fleet of tankers securing the facility.
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan. For further information, we refer to Note 19.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Other notes

(in thousands of USD)				December 31, 2025			December 31, 2024
	Curr	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	6.25%	2026	200,000	200,000	203,287	200,000	200,000	202,620
Total other notes				200,000	200,000	203,287	200,000	200,000	202,620

On September 2, 2021, the Group announced a successful placement of a new $200 million senior unsecured bonds. The bonds mature in September 2026 and carry a coupon of 6.25%. An application has been made for the bonds to be listed on Oslo Stock Exchange. The related transaction costs of $3.3 million are amortized over the lifetime of the instrument using the effective interest rate method. The net proceeds from the bond issue have been used for general corporate purposes and/or refinancing of the old $200 million bond (ISIN: NO0010793888). As part of this transaction the Company bought back $132 million of the $200 million senior bonds issued in 2017 in the course of 2021. In line with the successful placement of the new $200 million senior unsecured bond, the old bond has been fully repaid during the second quarter of 2022.
On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock Exchange of Euronav Luxembourg S.A.'s $200 million senior unsecured bonds due September 2026.

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP Paribas Fortis SA/NV to act as dealer for a Treasury Notes Program with a maximum outstanding amount of €50 million. On October 1, 2018, KBC has been appointed as an additional dealer in the agreement and the maximum amount has been increased from €50 million to €150 million. As of December 31, 2025, the outstanding amount was $43.1 million or €36.7 million (December 31, 2024: $63.0 million or €60.6 million). The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The Company enters into FX forward contracts to manage the currency risks related to these instruments issued in Euro compared to the USD Group functional currency. The FX contracts have the same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On December 31, 2025, the fair value of these forward contracts amounted to $0.5 million (December 31, 2024: $(1.4) million).

On December 4, 2023, the Company entered into a sale and leaseback agreement for the Suezmaxes Cypres (2022 – 157,310 dwt) and Cedar (2022 – 157,310 dwt), the last one delivered at January 10, 2024. The vessels were sold and were leased back under a 14-year bareboat contract and carry an interest of SOFR plus 435 basis points, which can be reduced by the sustainability saving. The sustainability saving is a CII score of A or B which will lead to a margin reduction of 10 basis points. As of December 31, 2025, the outstanding amount was $133.9 million in total. At the end of the bareboat contract, the Company has a purchase obligation. The Company may, at any time on and after the fourth anniversary, notify the owners the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

CMB.TECH Group entered into a number of sale and leaseback arrangements in relation to its newbuilding program during 2024 and 2025 which also feature a pre-delivery finance component. The sale and leaseback financing agreements have a term of between 10 and 15 years from the delivery of the respective vessels and carry an interest rate of SOFR plus 1.95% to 4.21%. At the end of the bareboat contract, the Company has a purchase option or a purchase obligation. As at December 31, 2025, the total outstanding balance under these facilities was $948.5 million.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Due to the acquisition and consolidation of Golden Ocean Group as per March 12, 2025, $303.1 million of sale and leaseback arrangements were entered into the Group. All of these arrangements were refinanced during 2025 with the $2 billion facility mentioned above, which was partially refinanced again in December 2025 through four sale‑and‑leaseback arrangements for 20 vessels in the former Golden Ocean fleet. The outstanding balance for the sale and leaseback arrangement under the acquired fleet as of December 31, 2025 was $1,025.2 million. The related financing agreements have a term of between 9 and 10 years from the delivery of the respective vessels and carry an interest rate of SOFR plus 1.70% to 1.95%. The agreements include purchase options throughout the term, with a purchase option or a purchase obligation at maturity.

In relation to the sale and leaseback arrangements, the total outstanding balance as at December 31, 2025, was $2,107.6 million.

In accordance with IFRS, these transactions were not accounted for as a sale. However, the Group will continue to recognise the transferred assets, and has recognised a financial liability equal to the net transfer proceeds.
The future capital payments for these leaseback agreements are as follows:

(in thousands of USD)	December 31, 2025	December 31, 2024

Less than one year	229,951	31,701
Between one and five years	508,140	141,251
More than five years	1,381,645	531,385
Total future capital payables	2,119,736	704,337

Transaction and other financial costs
The heading 'Transaction expenses' in the first table of this note reflects the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortization of such costs. In 2025, the Group recognized $63.8 million of directly attributable transaction costs as a deduction from the fair value of the refinancing facilities and $10.6 million as a deduction from the sale and leaseback arrangements and recognized $42.4 million of amortization of financing costs.
Interest expense on financial liabilities measured at amortized cost increased during the year ended December 31, 2025, compared to 2024 (2025: $(-375.3) million, 2024: $(-145.6) million). The increase is primarily attributable to higher interest expenses on financial liabilities, driven by a higher average outstanding debt position during the period. This reflects financing costs incurred in connection with the completion of the Golden Ocean transaction, refinancings concluded during the year, and the expansion and increased total value of the fleet. Other financial charges increased in 2025 compared to 2024 (2025: $(-14.3) million, 2024: $(-9.2) million) (see Note 6).

Interest on lease liabilities (2025: $(-3.5) million, 2024: $(-0.3) million) were recognized.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2023	1,333,183	197,556	136,861	28,679	1,917,484	33,029	(163,024)	385,976	3,869,744

Changes from financing cash flows
Proceeds from loans and borrowings	2,124,850	—	—	—	—	—	—	—	2,124,850
Proceeds from issue of other borrowings	—	—	569,277	—	—	—	—	—	569,277
Proceeds from transfer of treasury shares	—	—	—	—	—	—	5,429	—	5,429
Repayment of sale and leaseback agreement	—	—	(96,006)	—	—	—	—	—	(96,006)
Transaction costs related to loans and borrowings	(13,761)	—	(769)	—	—	—	—	—	(14,530)
Repayment of borrowings	(2,933,724)	—	—	—	—	—	—	—	(2,933,724)
Repayment of commercial paper	—	—	(458,272)	—	—	—	—	—	(458,272)
Repayment of lease liabilities	—	—	—	(21,942)	—	—	—	—	(21,942)
Dividend paid	—	—	—	—	(211,807)	—	—	(418,733)	(630,540)
Total changes from financing cash flows	(822,635)	—	14,230	(21,942)	(211,807)	—	5,429	(418,733)	(1,455,458)

Other changes
Liability-related
Amortization of transaction costs	15,835	692	4	—	—	—	—	—	16,531
Amortization of above par issuance	—	(57)	—	—	—	—	—	—	(57)
Amortization of below par issuance	—	28	—	—	—	—	—	—	28
New leases	—	—	—	2,312	—	—	—	—	2,312
Remeasurement	—	—	—	27,158	—	—	—	—	27,158
Interest expense (Note 6)	—	—	9,423	631	—	—	—	—	10,054
Translation differences	—	—	2,609	18	—	—	—	—	2,627
Other	1,976	3,733	419	—	—	—	—	—	6,128
Total liability-related other changes	17,811	4,396	12,455	30,119	—	—	—	—	64,781

Total equity-related other changes (Note 15)	—	—	—	—	—	(31,654)	—	840,673	809,019

Balance at December 31, 2023	528,359	201,952	163,546	36,856	1,705,677	1,375	(157,595)	807,916	3,288,086

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2024	528,359	201,952	163,546	36,856	1,705,677	1,375	(157,595)	807,916	3,288,086

Changes from financing cash flows
Proceeds from loans and borrowings (Note 17)	1,971,542	—	—	—	—	—	—	—	1,971,542
Proceeds from issue of other borrowings (Note 17)	—	—	750,983	—	—	—	—	—	750,983
Proceeds from transfer of treasury shares (Note 15)	—	—	—	—	—	—	(126,913)	—	(126,913)
Repayment of sale and leaseback agreement (Note 17)	—	—	(54,299)	—	—	—	—	—	(54,299)
Transaction costs related to loans and borrowings (Note 17)	(14,946)	—	(4,278)	—	—	—	—	—	(19,224)
Repayment of borrowings (Note 17)	(1,177,328)	—	—	—	—	—	—	—	(1,177,328)
Repayment of commercial paper (Note 17)	—	—	(357,171)	—	—	—	—	—	(357,171)
Repayment of lease liabilities (Note 17)	—	—	—	(33,879)	—	—	—	—	(33,879)
Dividend paid	—	—	—	—	(1,006,043)	—	—	(120,640)	(1,126,683)
Total changes from financing cash flows	779,268	—	335,235	(33,879)	(1,006,043)	—	(126,913)	(120,640)	(172,972)

Other changes
Liability-related
Amortization of transaction costs (Note 17)	8,260	697	306	—	—	—	—	—	9,263
Amortization of above par issuance (Note 17)	—	(57)	—	—	—	—	—	—	(57)
Amortization of below par issuance (Note 17)	—	28	—	—	—	—	—	—	28
New leases (Note 17)	—	—	—	332	—	—	—	—	332
Acquisitions through business combination	332,529	—	234,491	1,500	—	—	—	—	568,520
Remeasurement (Note 17)	—	—	—	(1,137)	—	—	—	—	(1,137)
Interest expense (Note 6)	—	—	33,930	275	—	—	—	—	34,205
Translation differences (Note 17)	(867)	—	(4,338)	(32)	—	—	—	—	(5,237)
Other	5,257	—	(85)	(171)	—	—	—	—	5,001
Total liability-related other changes	345,179	668	264,304	767	—	—	—	—	610,918

Total equity-related other changes (Note 15)	—	—	—	—	—	(1,275)	—	89,822	88,547

Balance at December 31, 2024	1,652,806	202,620	763,085	3,744	699,634	100	(284,508)	777,098	3,814,579

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

	Liabilities				Equity
	Loans and borrowings	Other Notes	Other borrowings	Lease liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at January 1, 2025	1,652,806	202,620	763,085	3,744	699,634	100	(284,508)	777,098	3,814,579

Changes from financing cash flows
Proceeds from loans and borrowings (Note 17)	4,782,903	—	—	—	—	—	—	—	4,782,903
Proceeds from issue of other borrowings (Note 17)	—	—	1,686,124	—	—	—	—	—	1,686,124
Repayment of sale and leaseback liability (Note 17)	—	—	(379,423)	—	—	—	—	—	(379,423)
Transaction costs related to loans and borrowings (Note 17)	(63,773)	—	(10,621)	—	—	—	—	—	(74,394)
Repayment of borrowings (Note 17)	(4,237,099)	—	—	—	—	—	—	—	(4,237,099)
Repayment of commercial paper (Note 17)	—	—	(221,304)	—	—	—	—	—	(221,304)
Repayment of lease liabilities (Note 17)	—	—	—	(121,881)	—	—	—	—	(121,881)
Dividend paid	—	—	—	—	—	—	—	(20,157)	(20,157)
Total changes from financing cash flows	482,031	—	1,074,776	(121,881)	—	—	—	(20,157)	1,414,769

Other changes
Liability-related
Amortization of transaction costs (Note 17)	39,896	696	1,792	—	—	—	—	—	42,384
Amortization of above par issuance (Note 17)	—	(57)	—	—	—	—	—	—	(57)
Amortization of below par issuance (Note 17)	—	28	—	—	—	—	—	—	28
New leases (Note 17)	—	—	—	2,539	—	—	—	—	2,539
Acquisitions through business combination (Note 17)	995,820	—	303,063	120,541	—	—	—	—	1,419,424
Translation differences (Note 17)	24,801	—	6,913	106	—	—	—	—	31,820
Other	(4,594)	—	1,064	—	—	—	—	—	(3,530)
Total liability-related other changes	1,055,923	667	312,832	123,186	—	—	—	—	1,492,608

Equity-related
Merger	—	—	—	—	1,461,363	—	—	(244,352)	1,217,011
Acquisitions through business combination (Note 17)	—	—	—		—	—	—	72,726	72,726
Other	—	—	—	—	—	9,492	—	151,924	161,416
Total equity-related other changes (Note 15)	—	—	—	—	1,461,363	9,492	—	(19,702)	1,451,153

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Balance at December 31, 2025	3,190,760	203,287	2,150,693	5,049	2,160,997	9,592	(284,508)	737,239	8,173,109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 18 - Trade and other payables

(in thousands of USD)	December 31, 2025	December 31, 2024
Derivatives	20	—
Total non-current other payables	20	—
Trade payables	79,942	22,296
Accrued expenses	36,330	24,826
Accrued payroll	6,816	2,662
Dividends payable	14,616	538
Deferred income	78,734	27,367
Other payables	6,054	1,902
Total current trade and other payables	222,492	79,591

The increase in trade payables is primarily attributable to the acquisition of Golden Ocean and the delivery of additional newbuild vessels during 2025 which caused an increase in bunker payables.

The increase in accrued expenses as of December 31, 2025, compared to December 31, 2024, is primarily attributable to an increase in expenses related to vessels in drydock at year-end.

The increase in dividends payable at December 31, 2025 relates to the dividend pay out for coupon 44 which was paid in January, 2026.

Deferred income relates to short term balances. The increase in deferred income is mainly attributable to the acquisition of the Golden Ocean fleet and primarily relates to deferred revenue from vessels operating under time charter contracts and voyage charters contracts. The full amount of deferred revenue as per prior year-end and at the moment of the acquisition of Golden Ocean ($39.5 million) has been recognized during the current financial year.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

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

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
(in thousands of USD)	Financial assets at fair value	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2024
Financial assets measured at fair value
Interest rate swaps (Note 11/13)	2,145	—	—	2,145	—	2,145	—	2,145
Investments (Note 26)	45,000	—	—	45,000	—	—	45,000	45,000
	47,145	—	—	47,145

Financial assets not measured at fair value
Non-current receivables (Note 11)	—	73,797	—	73,797	—	—	73,797	73,797
Lease receivables (Note 13)	—	1,263	—	1,263	—	2,268	—	2,268
Trade and other receivables * (Note 13)	—	184,409	—	184,409	—	—	—	—
Cash and cash equivalents (Note 14)	—	38,869	—	38,869	—	—	—	—
	—	298,338	—	298,338

Financial liabilities measured at fair value
Forward exchange contracts (Note 17)	1,373	—	—	1,373	—	1,373	—	1,373
	1,373	—	—	1,373

Financial liabilities not measured at fair value
Secured bank loans (Note 17)	—	—	1,622,703	1,622,703	—	1,648,136	—	1,648,136
Unsecured bank loans (Note 17)	—	—	30,103	30,103	—	30,103	—	30,103
Unsecured other notes (Note 17)	—	—	202,620	202,620	202,225	—	—	202,225
Other borrowings (Note 17)	—	—	763,085	763,085	—	771,798	—	771,798
Lease liabilities (Note 17)	—	—	3,744	3,744	—	3,383	—	3,383
Trade and other payables * (Note 18)	—	—	50,700	50,700	—	—	—	—
		—	2,672,955	2,672,955

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Carrying amount				Fair value
	Financial assets at fair value	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2025
Financial assets measured at fair value
Forward exchange contracts (Note 13)	482	—	—	482	—	482	—	482
Interest rate swaps (Note 13)	110	—	—	110	—	110	—	110
Bunker derivatives (Note 13)	96	—	—	96	—	96	—	96
Investments (Note 26)	89,800	—	—	89,800	—	—	89,800	89,800
	90,488	—	—	90,488

Financial assets not measured at fair value
Non-current receivables (Note 11)	—	97,116	—	97,116	—	—	97,116	97,116
Trade and other receivables * (Note 13)	—	250,312	—	250,312	—	—	—	—
Cash and cash equivalents (Note 14)	—	146,529	—	146,529	—	—	—	—
	—	493,957	—	493,957

Financial liabilities measured at fair value
Interest rate swaps (Note 18)	20	—	—	20	—	20	—	20
	20	—	—	20

Financial liabilities not measured at fair value
Secured bank loans (Note 17)	—	—	3,187,820	3,187,820	—	3,277,577	—	3,277,577
Unsecured bank loans (Note 17)	—	—	2,940	2,940	—	2,940	—	2,940
Unsecured other notes (Note 17)	—	—	203,287	203,287	204,195	—	—	204,195
Other borrowings (Note 17)	—	—	2,150,673	2,150,673	—	2,175,537	—	2,175,537
Lease liabilities (Note 17)	—	—	5,049	5,049	—	5,121	—	5,121
Trade and other payables * (Note 18)	—	—	143,653	143,653	—	—	—	—
	—	—	5,693,422	5,693,422

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 13), deferred income and VAT payables (included in other payables) (see Note 18), which are not financial assets (liabilities) are not included.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2026, and the trading price on December 31, 2025. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

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
Not applicable

Commodity derivatives	Fair value is determined based on the present value of the quoted forward price.	Not applicable

Equity investments	The valuation is based on either the multiple approach or the net asset value, depending on the investee's industry characteristics and the nature of its operations.	EBITDA multiple; Discount for lack of marketability; Control premium or minority discount; Underlying fair value inputs used in the NAV calculation.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Non-current receivables (consisting primarily of shareholders' loans and cash security deposits)	Discounted cash flow	Discount rate and forecasted cash flows
Lease receivables	Discounted cash flow	Discount rate
Other financial liabilities (consisting of secured and unsecured bank loans and lease liabilities)	Discounted cash flow	Discount rate
Other financial notes (consisting of unsecured notes)	List price	Not applicable
Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2024 and 2025.
Financial risk management
In the course of its normal business, the Group is exposed to the following risks:
•Credit risk
•Liquidity risk
•Market risk (Shipping market risk, interest rate risk, currency risk and commodity risk)
The Company's Supervisory Board has overall responsibility for the establishment and oversight of the Group's risk management framework. The Supervisory Board has established the Audit and Risk Committee, which is responsible for developing and monitoring the Group's risk management policies. The Committee reports regularly to the Supervisory Board on its activities.
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
Credit risk
Trade and other receivables

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. Based on past experience, and considering any forward-looking factors, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were in line with 2024. Credit risk is limited to trade and other receivables. In particular, the one client representing more than 10% of the Marine division's total revenue in 2025 (see Note 2) only represented 3.10% of these trade and other receivables at December 31, 2025 (2024: two clients representing 0.40%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
The ageing of current trade and other receivables is as follows:

(in thousands of USD)	2025	2024
Not past due	144,908	114,472
Past due 0-30 days	16,429	15,247
Past due 31-365 days	40,125	45,841
More than one year	11,346	2,523
Total trade and other receivables	212,807	178,083

Past due amounts are not credit impaired as collection is considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2025 12.66% (2024: 23.98%) of the total current trade and other receivables relate to TI Pool. TI Pool is paid after completion of the voyages and only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness historically has been high. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.
Non-current receivables
Non-current receivables as at December 31, 2025 and December 31, 2024 mainly consist of shareholders loans to joint ventures and a cash security (see Note 11).
Cash and cash equivalents
The Group held cash and cash equivalents of $146.5 million at December 31, 2025 (2024: $38.9 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 14) and spread over different banks.
Derivatives
Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.
Guarantees
Our secured indebtedness is secured by a CMB.TECH NV guarantee when the indebtedness is not taken at the level of the parent. This is applicable for the following facilities, as per December 31, 2025:
•$161.1 million Sustainability-linked Senior Secured Credit Facility
•$41.8 million Senior Secured Credit Facility

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

•€151.2 million Senior Secured Credit Facility
•€154.7 million Sustainability-linked Senior Secured Credit Facility
•€77.9 million Senior Secured Credit Facility
•$152.0 million Senior Secured Credit Facility
•$280.0 million Senior Secured Credit Facility
•$224.0 million Senior Secured Credit Facility
•$26.3 million Senior Secured Credit Facility
•$2 billion Senior Secured Credit Facility
•$105.1 million Senior Secured Credit Facility
•$57.5 million Senior Secured Credit Facility
•$68 million Senior Secured Credit Facility
•$153.8 million Leasing Facility – Cedar & Cypres
•$41.4 million Leasing Facility – CMA CGM Etosha
•$45.0 million Leasing Facility – CMA CGM Zingaro
•$40.0 million Leasing Facility – Bochem Santos
•$40.0 million Leasing Facility – Bochem Callao
•$594.9 million Leasing Facility
•$118.8 million Leasing Facility
•$115.2 million Leasing Facility
•$156.4 million Leasing Facility
•$99.9 million Leasing Facility
•$96.4 million Leasing Facility
•$354.6 million Leasing Facility
•$196.0 million Leasing Facility
•$102.4 million Leasing Facility
•$451.2 million Leasing Facility
•$186.8 million Leasing Facility
•€1.6 million Senior Secured Credit Facility – TSM Windcat 54 (BRED)
•€1.6 million Senior Secured Credit Facility – TSM Windcat 54 (CIC)
•€3.5 million Senior Secured Credit Facility – TSM Windcat 56
•€2.8 million Senior Secured Credit Facility – TSM Windcat 59 (BPI)
•€2.8 million Senior Secured Credit Facility – TSM Windcat 59 (CIC)

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

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

The following are the remaining contractual maturities of financial liabilities:

	Contractual cash flows December 31, 2024
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 17)	1,855,426	2,429,845	313,873	1,603,373	512,598
Other borrowings (Note 17)	763,085	1,111,977	143,799	292,668	675,510
Lease liabilities (Note 17)	3,744	4,138	2,397	1,517	224
Current trade and other payables * (Note 18)	52,073	52,073	52,073	—	—
	2,674,328	3,598,033	512,143	1,897,558	1,188,332

	Contractual cash flows December 31, 2025
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 17)	3,394,047	4,388,777	759,149	2,845,993	783,636
Other borrowings (Note 17)	2,150,693	3,121,500	395,002	949,471	1,777,028
Lease liabilities (Note 17)	5,049	5,763	1,793	3,915	56
Current trade and other payables * (Note 18)	143,653	143,653	143,653	—	—
	5,693,442	7,659,694	1,299,596	3,799,379	2,560,719

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

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

Market risk
Managing interest rate benchmark reform and associated risks
Derivatives
The Group from time to time may enter into derivative financial instruments to hedge its exposure to market fluctuations, foreign exchange and interest rate risks arising from operational, financing and investment activities. Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, derivatives are remeasured at fair value, and changes therein are generally recognized in profit or loss. The group designated certain derivatives as hedging instruments to hedge the variability in cash flows. The Group entered into interest rate swaps and forward exchange contracts to hedge this risk (see Note 15).

The Group holds interest rate swaps which have floating legs that are indexed to USD SOFR. The Group's derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA)'s master agreements.

As from 2022 onwards new transactions are based on the RFR approach using benchmark rate SOFR. This benchmark rate is quoted each day.

The Group's exposure to USD SOFR designated in hedging relationships is $92.7 million nominal amount at December 31, 2025 (see Note 15), representing the nominal amount of the four interest rate swaps maturing in 2030.

Due to the acquisition of Golden Ocean, the Company acquired interest rate swaps assets in the total amount of $23.1 million. Subsequently, in July and August 2025, the Company terminated these interest rate swaps with the total notional amount of $550 million thereby receiving settlement of $18.9 million.
Hedge Accounting
The Group ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and apply a more qualitative and forward looking approach in assessing hedge effectiveness. On initial designation of the derivative as hedging instrument, the Group formally documents the economic relationship between the hedging instrument(s) and hedged item(s), including the risk management objective(s) and strategy for undertaking the hedge. The Group also documents the methods that will be used to assess the effectiveness of the hedging relationship and makes an assessment whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge is designated.

On an ongoing basis, the Group assesses whether the hedge relationship continues and is expected to continue to remain highly effective using retrospective and prospective quantitative and qualitative analysis.

Total amounts of unreformed contracts, including those with an appropriate fallback clause

As at December 31, 2025, all existing financial instruments are indexed to USD SOFR and EURIBOR.

Shipping market risk

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

The spot freight market is a highly volatile global market and the Group cannot predict what the market will be without significant uncertainty. The Group has a strategy of operating the majority of its fleet on the spot market but tries to keep a certain part of the fleet under fixed time charter contracts. The proportion of vessels operated on the spot vary according to the many factors affecting both the spot and fixed time charter contract markets.

Every increase (decrease) of $1,000 on the spot freight market (VLCC, Suezmax, Newcastlemax, Capesize, Kamsamax, Panamax, Coaster, Container, Chemical tanker and CSOV) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)	2025		2024		2023
	Profit or loss		Profit or loss		Profit or loss
	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	43,694	(43,694)	14,521	(14,521)	20,252	(20,252)
Interest rate risk
CMB.TECH interest rate management general policy is to borrow at floating interest rates based on SOFR and on EURIBOR plus a margin. The CMB.TECH Corporate Treasury Department monitors the Group's interest rate exposure on a regular basis. From time to time and under the responsibility of the Chief Financial Officer, different strategies to reduce the risk associated with fluctuations in interest rates can be proposed to the Supervisory Board for their approval. The Group hedges part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group may use interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2025 and December 31, 2024, the Group had such instruments in place and approximately 2% and 6% of the floating interest rates have been hedged, respectively.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

(in thousands of USD)	2025	2024
FIXED RATE INSTRUMENTS
Financial assets	18,154	13,681
Financial liabilities	291,746	344,731
	309,900	358,412

VARIABLE RATE INSTRUMENTS
Financial assets	4,406	3,688
Financial liabilities	5,258,043	2,277,524
	5,262,449	2,281,212

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

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

	Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease
December 31, 2023
Variable rate instruments	(7,130)	7,129	—	—
Interest rate swaps	—	—	1,376	(1,376)
Cash Flow Sensitivity (Net)	(7,130)	7,129	1,376	(1,376)

December 31, 2024
Variable rate instruments	(6,999)	6,999	—	—
Interest rate swaps	—	—	1,486	(1,514)
Cash Flow Sensitivity (Net)	(6,999)	6,999	1,486	(1,514)

December 31, 2025
Variable rate instruments	(22,315)	22,315	—	—
Interest rate swaps	—	—	1,047	(1,064)
Cash Flow Sensitivity (Net)	(22,315)	22,315	1,047	(1,064)

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

The Group's exposure to currency risk is related to its operating expenses expressed in Euros and to Bank loans and Treasury Notes denominated in Euros. In 2025, about 4.8% (2024: 29.6% and 2023: 18.6%) of the Group's total operating expenses were incurred in Euros. Revenue and borrowings are expressed in USD only, except for instruments issued under the Treasury Notes Program (Note 17).

(in thousands of USD)	December 31, 2025		December 31, 2024		December 31, 2023
	EUR	USD	EUR	USD	EUR	USD
Trade payables	(6,211)	(73,731)	(4,188)	(18,108)	(5,888)	(36,144)
Operating expenses	(63,572)	(1,267,682)	(184,427)	(439,046)	(122,878)	(538,317)
Bank loans	(265,359)	(2,925,401)	(176,605)	(1,476,202)	66	(528,426)
Treasury Notes	(43,063)	—	(63,009)	—	(87,106)	(700)
For the average and closing rates applied during the year, we refer to Note 27.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

The Group is exposed to foreign currency risk on the deposit for the Oceania claim (see Note 11 and 21), which is denominated in Malaysian Ringgit (MYR). As the Group’s functional currency differs from MYR, exchange rate fluctuations give rise to remeasurement effects. During the current reporting period, a currency gain of $4.8 million was recognised in profit or loss as a result of movements in the exchange rate.

Sensitivity analysis
A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	2025	2024	2023
Equity	635	554	607
Profit or loss	(6,357)	(19,726)	(13,356)
A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect to the amounts shown above, on the basis that all the other variables remain constant.
Cash flow hedges
The amounts at the reporting date relating to items designated as hedged items were as follows:

	December 31, 2025		December 31, 2024
(in thousands of USD)	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve

Interest rate risk
Variable-rate instruments	2,055	90	(1,005)	2,145

The amounts relating to items designated as hedging instruments and hedge ineffectiveness were as follows:

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

	2025				During the period 2025
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	92,695	110	20	Trade and other current receivables, Trade and other current payables	(2,055)	(317)	Finance expenses

	2024				During the period 2024
(in thousands of USD)	Nominal amount	Carrying amount - Assets	Carrying amount - Liabilities	Line item in the statement of financial position where the hedging instrument is included	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk
Interest rate swaps	111,545	2,145	—	Non-current receivables, Trade and other current receivables	1,005	—	Finance expenses
During 2025 and 2024, no amounts were reclassified from hedging reserve to profit or loss.

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting:

(in thousands of USD)	Hedging reserve

Balance at January 1, 2025	2,145
Cash flow hedges
Change in fair value interest rate risk	(2,055)
Balance at December 31, 2025	90

Balance at January 1, 2024	1,140
Cash flow hedges
Change in fair value interest rate risk	1,005
Balance at December 31, 2024	2,145

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

Capital management
The Company considers equity (Note 15) and borrowings (Note 17) to be capital, and manages it as follows.
The Company is continuously seeking to optimize its capital structure (mix between debt and equity). The main objective is to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Some of the Group's other key drivers when making capital structure decisions are pay-out restrictions and the maintenance of the strong financial health of the Group. Besides the statutory minimum equity funding requirements that apply to the Group's subsidiaries in the various countries, the Group is also subject to covenants in relation to some of its senior secured credit facilities:
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
•a ratio of value adjusted stockholders' equity to value adjusted total assets of at least 25% on or before 31 December 2025. From January 2026 until 31 December 2026, the ratio must be maintained at a minimum of 27.5%. At any time thereafter, the ratio must be maintained at a minimum of 30%; and
•a ratio of stockholders' equity to total assets of at least 30%. This ratio is only applicable under the $200m Nordic bond which matures in September 2026.
We are currently in compliance with all financial covenants under our debt instruments. We monitor compliance with these covenants continually and consider the risk of default to be low based on current projections and the availability of timely mitigating actions. In the event of a covenant breach, many of our financing agreements also provide grace or remedy periods during which we may take corrective actions to restore compliance. Such corrective actions may include, but are not limited to:
•posting additional collateral;
•partial repaying outstanding debt to reduce leverage;
•infusing equity capital;
•negotiating amendments or temporary waivers with lenders; and
•implementing other measures that would positively influence the ratio.

In connection to the senior secured FSO loan of $161.1 million, the facility contains a specific covenant whereby each borrower need to ensure that its financial position shall at all times during the Security Period be such that the Debt Service Cover Ratio in respect of it shall be equal or higher than 1.1x.
The bank loan of Windcat is subject to the following covenant: cash and cash equivalents is not less than €45 thousands multiplied by the number of CTVs owned.
Additionally, most of the financing agreements also include a loan to value test covenant.
Further, the Group's loan facilities generally include an asset protection clause whereby the fair market value of collateral vessels should be at least 125% of the aggregate principal amount outstanding under the respective loan.

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

All existing financing arrangements, including the bonds, contain a change of control clause (COC), which is triggered if a shareholder would acquire 50%+1 of the shares or voting rights in CMB.TECH.
The credit facilities discussed above also contain restrictions and undertakings which may limit the Group and the Group's subsidiaries' ability to, among other things:
•effect changes in management of the Group's vessels;
•transfer or sell or otherwise dispose of all or a substantial portion of the Group's assets;
•declare and pay dividends; and
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
As of December 31, 2025 and December 31, 2024 the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2025, as described above:
1.current assets on a consolidated basis (including available credit lines of $392.3 million) exceeded current liabilities by $244.0 million,
2.aggregated cash was $559.2 million,
3.cash was $146.5 million,
4.ratio of value adjusted Stockholders' Equity to value adjusted Total Assets was 44.2%, and
5.ratio of Stockholders' Equity to Total Assets was 31.2%.
Our Supervisory Board may from time to time, declare and pay cash distributions in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends" (intermediary dividends) or "repayment of share premium".

Table of contents                                CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 19 - Financial instruments - Fair values and risk management (Continued)

Our current dividend policy is a full discretionary dividend policy as the Supervisory Board believes this approach offers the required flexibility.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 20 - Leases
Leases as lessee
On February 23, 2021, the Company entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284). The vessel was sold for a net sale price of $35.4 million. The Company has leased back the vessel under a 36-months bareboat contract. In accordance with IFRS, the Group recognized a right-of-use asset and lease liability (see Note 8 and Note 17). During the fourth quarter of 2023, the Company has sent a notification letter to exercise the purchase option of $30.0 million and vessel has been delivered on January 22, 2024.
Following the acquisition of Golden Ocean, the Company acquired right of use assets relating to the charter in of eight vessels from SFL Corporation Ltd. (NYSE: SFL) (“SFL”). These contracts originated from a sale and leaseback transaction for eight Capesize vessels agreed in 2015. In January 2025, Golden Ocean exercised the purchase option for all eight vessels, and during the third quarter of 2025 the Company finalized the en bloc purchase for a total consideration of $112 million. With reference to Note 25, the right of use assets were recognized at fair value in the amount of $209.5 million. With reference to Note 8, upon delivery of the vessels in July 2025, the assets were reclassified from right of use assets to own vessels.

For the office leases in Belgium, the Netherlands, France, Norway, Hong Kong, Singapore, UK and US which have an average lease term till February 2029, the Group recognized a right-of-use asset and lease liability. The right-of-use asset was adjusted by the practical expedient impairment assessment based on the onerous contract analysis option. The right-of-use asset related to office leases was reduced by the lease receivable related to subleases that qualify as finance lease under IFRS 16.

The Group used the short-term lease exemption for all the lease contracts with a remaining lease term of less than one year. Accordingly, those lease payments were recognized as an expense.

Information about leases for which the Group is a lessee is presented below.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 20 - Leases (Continued)
Right-of-use assets

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2024	30,295	—	2,499	141	32,936
Additions to right-of-use assets	—	—	332	—	332
Depreciation charge for the year	(295)	—	(1,013)	(105)	(1,413)
Derecognition of right-of-use assets	(30,000)	—	(162)	—	(30,162)
Acquisitions through business combination	—	—	1,431	—	1,431
Disposals through sale of subsidiary	—	—	(1,184)	—	(1,184)
Translation differences	—	—	(28)	(2)	(30)

Balance at December 31, 2024	—	—	1,876	34	1,910

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total

Balance at January 1, 2025	—	—	1,876	34	1,910
Additions to right-of-use assets	—	—	2,539	—	2,539
Depreciation charge for the year	(8,238)	—	(976)	(33)	(9,247)
Acquisitions through business combination	209,500	—	1,251	—	210,751
Impairment charge for the year	(4,567)	—	—	—	(4,567)
Transfers	(196,695)	—	—	—	(196,695)
Translation differences	—	—	155	1	156

Balance at December 31, 2025	—	—	4,845	2	4,847

Amounts recognized in profit or loss

(in thousands of USD)	2025	2024	2023
Interest on lease liabilities	(3,537)	(275)	(631)
Depreciation right-of-use assets	(9,247)	(1,413)	(18,040)

Amounts recognized in statement of cash flows

(in thousands of USD)	2025	2024	2023

Total cash outflow for leases	(121,881)	(33,879)	(21,942)
Total cash inflow for leases	1,263	1,591	1,706

Leases as lessor
As a lessor the Group leases out some of its vessels under long-term time charter agreements.

The future undiscounted lease payments to be received for these lease agreements are as follows:

(in thousands of USD)	December 31, 2025	December 31, 2024
Less than one year	386,834	288,933
Between one and five years	1,295,174	1,147,997
More than five years	1,298,706	906,010
Total future lease receivables	2,980,714	2,342,939

For certain vessels employed under long-term time charter agreements, the adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 20 - Leases (Continued)

(in thousands of USD)	2025	2024
Lease component of revenue from time charter-out	2,144,393	1,625,467
Non-lease component of revenue from time charter-out	836,321	717,472
Total future lease receivables	2,980,714	2,342,939

On some of the above mentioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 21 - Provisions and contingencies

(in thousands of USD)	Onerous contract	Total

Balance at January 1, 2024	598	598

Provisions used during the year	(324)	(324)
Balance at December 31, 2024	274	274

Non-current	—	—
Current	274	274
Total	274	274

Balance at January 1, 2025	274	274

Provisions used during the year	(274)	(274)
Balance at December 31, 2025	—	—

Non-current	—	—
Current	—	—
Total	—	—

The Group is currently involved in three litigations. If applicable, the necessary provisions related to legal and arbitration proceedings are recorded.

The Group was involved in litigation with RMK Maritime (“RMK”) relating to a claim for advisory services in connection with the Group’s merger with Gener8 in 2016 and 2017. RMK sought damages of $13.0 million. On October 13, 2025, the Commercial Court in London fully dismissed RMK’s claim against the Group. RMK did not appeal the judgment and, accordingly, the decision has become final. Following the ruling, the parties agreed on cost recovery, pursuant to which an amount of $1.1 million is payable by RMK to the Group in full and final settlement. Based on the outcome the proceedings, no provision has been recognized and no further exposure remains as at December 31, 2025.

The Group is first of all involved in litigation against FourWorld before the Belgian Courts. A writ of summons before the Enterprise Court of Antwerp on behalf of CMB NV was served by FourWorld on April 8, 2024. A similar summons was served on CMB.TECH NV on the same day. Following FourWorld's request to the defendants to produce additional documents, the court reset the initial procedural agenda. In accordance therewith, oral pleadings in court took place on 2 and 23 February focusing just on the admissibility of FourWorld's claim and its request for additional documents to be produced. In its judgment of 30 March 2026, the Enterprise Court of Antwerp rejected in full FourWorld’s requests for production of documents and for the imposition of a preliminary measure prohibiting the destruction of information. The Court has dismissed some of the defendants' pleas of inadmissibility, while reserving its decision on the remaining admissibility issues and the merits of the case. The parties will now agree a new procedural calendar for the further handling of the remaining issues and the merits.

The claim of FourWorld in the Antwerp Enterprise Court runs more or less in parallel with FourWorld's earlier claim before the Markets Court in Brussels, namely the annulment of three decisions taken by the Company's general assembly: the sale of 24 tankers by Euronav to Frontline, the termination of the arbitration procedure between CMB.TECH NV and Frontline and the take-over of CMB.TECH Enterprises group by CMB.TECH NV. Damages are provisionally estimated at €1 pending a final budget. We estimate the merits of FourWorld's claim to be low and regard their claims as nuisance. This claim before the Antwerp Enterprise Court follows earlier complaints and applications filed by FourWorld against CMB NV before the United States District Court for the Southern District Court of New York and before the Markets Court of the Brussels Court of Appeal in Belgium. In March 2024, both courts rejected all of FourWorld's requests to suspend CMB NV's mandatory offer. Consequently, no further proceedings are pending in New York. Before the Markets Court in Brussels, the case on the merits was decided on September 6, 2024.

Secondly, FourWorld and other dissenting shareholders have commenced legal proceedings before the Court in Bermuda with respect to CMB.TECH’s takeover of and merger with Golden Ocean Group Limited (“GOGL”). In August 2025, the shareholders of GOGL were asked to vote for a merger with CMB.TECH Bermuda Limited (“CMBT Bermuda”) with the latter absorbing GOGL. The exchange ratio was 0.95 shares in CMBT Bermuda for every GOGL share. The merger was approved by the necessary majority and proceeded on August 20,2025.

Three former shareholders in GOGL who did not vote in favour of the merger (“the dissenting shareholders”) have issued proceedings in Bermuda against CMBT Bermuda in which they claim (i) a declaration that they are entitled to be paid $14.49 per share for their shares in cash (the “cash claims”) or alternatively (ii) appraisal by the Court of the fair value of

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

their shares pursuant to Bermudan law (the “appraisal claims”). The Bermudan Court has ordered to first hear the cash claims, case managed together, and then the appraisal claims, case managed together. The hearings in the cash claims took place on 21 and 22 January 2026. The judgment on the cash claims is to be expected in the next months.

Management has assessed the merits of FourWorld claims and considers that the Company's position is more likely than not to prevail. Accordingly, no provision has been recognised in respect of these proceedings at this stage. The Company will continue to monitor developments closely.

Lastly, the Group remains involved in litigation concerning the Oceania. A cash security of MYR 210 million ($51.7 million) was lodged with the High Court of Malaysia in January 2024 (see Note 11) pending resolution of the claim in conversion of the cargo brought by Black Swan in the Malaysian High Court. On May 7, 2025,the Group obtained an arbitration award in its favour in the London arbitration proceedings against Silk Straits, CMB.TECH’s sub-contractors. The tribunal held that the cargo was deemed to be sanctioned, and therefore Silk Straits under the relevant storage agreement are to indemnify CMB.TECH and pay the Group’s claim against Silk Straits of (currently) approximately $4 million, plus interest and costs. Lawyers are enforcing the London Award against Silk Straits in both UK and Malaysia. The conversion claim brought by Black Swan against CMB.TECH remains complex and pending before the Malaysian High Court, with hearings scheduled for July 2026 and a possibility for the Company to appeal which would bring the case well into 2027.

Considering the facts and circumstances of the case and external as well as internal advice from counsel, management is of the opinion that it is not more likely than not that an outflow of resources will be required to settle any obligation and that consequently no provision needs to be accounted for at the moment.

Furthermore, the Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardize the Group's financial position.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 22 - Related parties
Identity of related parties
The Group has a related party relationship with its shareholders, subsidiaries (see Note 24) and equity-accounted investees (see Note 26) and with its directors and executive officers (see Note 23).
Shareholders
The shareholders in CMB.TECH changed during the year 2023. On October 9, 2023, the Company announced that its two reference shareholders, CMB NV ("CMB") and Frontline plc / Famatown Finance Limited ("Frontline"), have reached an agreement on a transaction involving the Company that puts an end to the deadlock arising from their differences over strategy, while offering other shareholders the opportunity to realise cash value for their investment. At December 31, 2025, CMB.TECH has one major shareholder CMB, owning 56.56% of the equity representing 61.59% of the voting rights, with Saverco as its ultimate parent. Both parties are considered as related.

The Audit and Risk Committee has reviewed the transactions with related parties.

CMB.TECH has entered into a number of agreements with entities in the CMB Group:
i.An office rental agreement with MCA Facilities, a wholly owned subsidiary of CMB. The contract has a term of 3 years and is tacitly renewed every year. Amounts are indexed annually. The Group paid an annual rent of $638 thousand (2024: $533 thousand and in 2023: $335 thousand). As of December 31, 2025, the outstanding balance was $79 thousand (2024: $197 thousand).
ii.An auxiliary services agreement with CMB. The CMB Group will provide various services to the Company such as general management services, strategic advisory services, accounting services, legal services and general corporate administration. The agreement is for an indefinite period. Total overheads, adjusted for costs that cannot be allocated to other entities within the Group, are charged monthly on the basis of the number of hours spent per legal entity within the Group. The fee is subject to true-up of 5% and the methodology is reviewed annually between the parties.
iii.The auxiliary services agreement also includes various shipping services such as chartering, operational and technical services. For these services, the recharge is based on the industry standard, i.e. 1.25% of shipping revenue. For all these services (see items ii and iii) an amount of $14.6 million was charged in 2025. As of December 31, 2025, the outstanding balance was $6.9 million.
iv.Sale in 2024 of five Suezmax vessels, Sapphira (2008 - 150,205 dwt), Statia (2006 - 150,205 dwt), Selena (2007 - 150,205 dwt), Cap Victor (2007 - 158,853 dwt) and Cap Felix (2008 - 158,765 dwt) to a wholly owned subsidiary of CMB NV at the market rate at the date of the transaction as part of the fleet rejuvenation.

Transactions with key management personnel
The total amount of the remuneration paid in local currency to all non-executive directors for their services as members of the board and committees (if applicable) is as follows:

(in thousands of EUR)	2025	2024	2023
Total remuneration	1,026	948	1,441
The Nomination and Remuneration Committee annually reviews the remuneration of the members of the Management Board. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarized as follows:

(in thousands of EUR)	2025	2024	2023
Total fixed remuneration	1,000	1,000	2,456
of which
Cost of pension	—	—	24

Total variable remuneration	250	333	8,500
of which
Share-based payments	—	—	3,218
Termination benefits	—	—	3,642

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 22 - Related parties (Continued)
All amounts mentioned refer to the Management Board in its official composition throughout 2025.
The remuneration of the CEO can be summarized as follows:

(in thousands of EUR)	2025	2024	2023
Total fixed remuneration	250	250	471

Total variable remuneration	62	83	4,163
of which
Share-based payments	—	—	1,811
Termination benefits	—	—	1,690

On April 1, 2020, the Supervisory Board granted 144,392 restricted stock units within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. As of December 31, 2023, 88,127 RSUs were vested which have been transferred to the beneficiaries out of treasury shares. On April 1, 2021, the Supervisory Board granted 193,387 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. As of December 31, 2023, 131,529 RSUs were vested consisting of 64,414 RSUs which were vested at the first anniversary date, 14,530 at the second anniversary date and 52,585 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the voting rights of Frontline and owned 49.05% of the voting rights. In total 131,529 RSUs have been transferred to the beneficiaries out of treasury shares. On April 1, 2022, the Supervisory Board granted 163,022 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2022) and will be settled in shares. As of December 31, 2023, 110,730 RSUs were vested consisting of 12,203 RSUs which were vested at the first anniversary date and 98,527 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the voting rights of Frontline and owned 49.05% of the voting rights. In total 110,730 RSUs have been transferred to the beneficiaries out of treasury shares. On April 1, 2023, the Supervisory Board granted 120,079 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2023) and will be settled in shares. As of December 31, 2023, all RSUs were vested due to the change of control whereby CMB acquired the voting rights of Frontline. All RSUs have been transferred to the beneficiaries out of treasury shares.

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
Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 22 - Related parties (Continued)

As of and for the year ended December 31, 2024
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Revenue	Dividend Income
Bari Shipholding Ltd	—	—	850	14	—
Bastia Shipholding Ltd	—	—	—	—	150
Tankers Agencies (UK) Ltd	63	—	—	—	—
be Hydro BV	—	—	903	—	—
JPN H2Ydro CO. Ltd	15	—	6,690	—	—
FRS Windcat Offshore Logistics GmbH	5	—	3,688	117	—
TSM Windcat	30	—	5,238	104	—
Total	112	—	17,369	235	150

As of and for the year ended December 31, 2025
(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Revenue	Dividend Income

United Freight Carriers LLC	16	—	—	—	—
TFG Marine Pte. Ltd	—	12,633	—	—	—
Tankers Agencies (UK) Ltd	—	3	—	—	—
Cleanergy Solutions (Namibia) Pty Ltd	1,071	—	—	146	—
be Hydro BV	—	—	1,021	—	—
JPN H2Ydro CO. Ltd	17	—	9,255	—	—
FRS Windcat Offshore Logistics GmbH	68	—	4,406	322	—
TSM Windcat	308	261	7,027	372	—
Total	1,480	12,898	21,709	840	—

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 23 - Share-based payment arrangements
Description of share-based payment arrangements:
All remaining share-based payments have been settled in 2023.
During 2023, the Group had the following share-based payment arrangements:
Long term incentive plan 2020 (Equity-settled)
As of December 31, 2023, 88,127 RSUs were vested, which have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $0.2 million.

Long term incentive plan 2021 (Equity-settled)

As of December 31, 2023, 131,529 RSUs were vested consisting of 64,414 RSUs which were vested at the first anniversary date, 14,530 at the second anniversary date and 52,585 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the shares of Frontline. In total 131,529 RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was an expense of $0.8 million.

Long term incentive plan 2022 (Equity-settled)

As of December 31, 2023, 110,730 RSU's were vested consisting of 12,203 RSUs which were vested at the first anniversary date and 98,527 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the shares of Frontline. In total 110,730 RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $1.3 million.

Long term incentive plan 2023 (Equity-settled)

As of December 31, 2023, 120,079 RSU's were vested due to the change of control whereby CMB acquired the shares of Frontline and all RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognized in the consolidated statement of profit or loss during 2023 was $1.6 million.

Measurement of Fair Value

The liability in respect of its obligations under the LTIP 2020, LTIP 2021, LTIP 2022 and LTIP 2023 is subject for 75% to a relative TSR (Total Shareholder Return) compared to a peer group over a three years period. Each yearly measurement to be worth 1/3rd of 75% of the award. And subject for 25% to an absolute TSR of the Company's shares measured each year for 1/3 of 25% of the award. In total 144,392 RSUs were granted on April 1, 2020 in relation to the LTIP 2020, 193,387 RSUs were granted on April 1, 2021 in relation to the LTIP 2021, 163,022 RSUs were granted on April 1, 2022 in relation to the LTIP 2022 and 120,079 RSUs were granted on April 1, 2023 in relation to the LTIP 2023. As of December 31, 2023, 88,127 RSUs were vested in relation to the LTIP 2020, 131,529 RSUs were vested in relation to the LTIP 2021, 110,730 RSUs were vested in relation to the LTIP 2022 and 120,079 RSUs were vested in relation to the LTIP 2023. All RSUs have been transferred to the beneficiaries out of treasury shares.
Expenses recognized in profit or loss
For details on related employee benefits expense, see Note 5. The expenses related to the LTIP 2020, LTIP 2021, LTIP 2022 and LTIP 2023 amounted to $3.9 million and are included in employee benefits and administrative expenses.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 24 - Group entities

	Country of incorporation	Consolidation method	Ownership interest
			December 31, 2025	December 31, 2024	December 31, 2023
Parent
CMB.TECH NV	Belgium	full	100.00%	100.00%	100.00%
Euronav NV, Antwerp, Geneva branch
CMB.TECH NV, Foreign branch

Subsidiaries
Euronav Shipping NV	Belgium	full	100.00%	100.00%	100.00%
Euronav (UK) Agencies Limited	United Kingdom	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav SAS	France	full	100.00%	100.00%	100.00%
Euronav Ship Management SAS	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Antwerp (branch office)
Euronav Ship Management Ltd	Liberia	full	NA	NA	100.00%
Euronav Ship Management Hellas (branch office)
Euronav Hong Kong Ltd	Hong Kong	full	100.00%	100.00%	100.00%
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00%	100.00%	100.00%
Euronav Singapore Pte. Ltd	Singapore	full	100.00%	100.00%	100.00%
Green Bulker One Pte Ltd.	Singapore	full	100.00%	100.00%	NA
Green Bulker Two Pte Ltd.	Singapore	full	100.00%	100.00%	NA
Green Bulker Three Pte Ltd.	Singapore	full	100.00%	100.00%	NA
Euronav MI II Inc	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary II Inc.	Marshall Islands	full	100.00%	100.00%	100.00%
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands	full	NA	NA	100.00%
Gener8 Maritime Management LLC	Marshall Islands	full	NA	NA	100.00%
TI Africa Ltd	Hong Kong	full	100.00%	100.00%	100.00%
TI Asia Ltd	Hong Kong	full	100.00%	100.00%	100.00%
CMB TECH Namibia (Pty) Ltd	Namibia	full	100.00%	100.00%	NA
CMB.TECH Namibia Properties (Pty) Ltd	Namibia	full	100.00%	100.00%	NA
CMB.TECH Belgium NV	Belgium	full	100.00%	100.00%	NA
CMB.TECH Industry NV	Belgium	full	100.00%	100.00%	NA
CMB.TECH International NV	Belgium	full	100.00%	100.00%	NA
CMB.TECH Netherlands BV	Netherlands	full	100.00%	100.00%	NA
CMB.TECH Enterprises NV	Belgium	full	100.00%	100.00%	NA
CMB.TECH Technology and development centre Limited	United Kingdom	full	100.00%	100.00%	NA
CTV Crewing Services Limited	United Kingdom	full	100.00%	100.00%	NA
H2 Infra NV	Belgium	full	100.00%	100.00%	NA
Ammonia Carrier AS	Norway	full	100.00%	100.00%	NA
Windcat Workboats (Ireland) Limited	Ireland	full	100.00%	100.00%	NA
Windcat Workboats (Scotland) Limited	United Kingdom	full	100.00%	100.00%	NA
Windcat Workboats (Wales) CYF	United Kingdom	full	100.00%	100.00%	NA
Windcat Workboats 2 Ltd	Guernsey	full	100.00%	100.00%	NA
Windcat Workboats BV	Netherlands	full	100.00%	100.00%	NA
Windcat Workboats Holdings Limited	United Kingdom	full	100.00%	100.00%	NA
Windcat Workboats International BV	Netherlands	full	100.00%	100.00%	NA

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Windcat Workboats International Ltd	Guernsey	full	100.00%	100.00%	NA
Windcat Workboats Limited	United Kingdom	full	100.00%	100.00%	NA
CMB.TECH Bermuda Ltd.	Bermuda	full	100.00%	NA	NA
Golden Ocean Group Management (Bermuda) Ltd.	Bermuda	full	100.00%	NA	NA
CMB.TECH Norway AS	Norway	full	100.00%	NA	NA
Golden Ocean Trading Ltd.	Bermuda	full	100.00%	NA	NA
Golden Ocean Shipping Co Pte Ltd.	Singapore	full	100.00%	NA	NA
Vessel owning entities	Bermuda	full	100.00%	NA	NA
Golden Ocean Holdings Ltd.	Bermuda	full	100.00%	NA	NA

Joint ventures
Tankers Agencies (UK) Ltd	United Kingdom	equity	50.00%	50.00%	50.00%
Tankers International LLC	Marshall Islands	equity	50.00%	50.00%	50.00%
Bari Shipholding Ltd	Hong Kong	equity	50.00%	50.00%	50.00%
Bastia Shipholding Ltd	Hong Kong	equity	NA	NA	50.00%
be Hydro BV	Belgium	equity	50.00%	50.00%	NA
Cleanergy Solutions (Namibia) (Pty) Ltd	Namibia	equity	49.00%	49.00%	NA
FRS Windcat Offshore Logistics GmbH	Germany	equity	50.00%	50.00%	NA
FRS Windcat Offshore Logistics Limited	Cyprus	equity	50.00%	50.00%	NA
FRS Windcat Polska Sp.z.o.o	Poland	equity	50.00%	50.00%	NA
JPN H2YDRO CO. Ltd	Japan	equity	50.00%	50.00%	NA
TSM Windcat sas	France	equity	50.00%	50.00%	NA
United Freight Carriers LLC	Bermuda	equity	50.00%	NA	NA

Associates
TFG Marine Pte Ltd.	Singapore	equity	10.00%	NA	NA

On February 1, 2024, Gener8 Maritime Subsidiary New IV Inc. and Gener8 Maritime Management LLC were dissolved.

On February 7, 2024, CMB.TECH held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH NV for a total purchase price of $1.15 billion in cash (see Note 25). CMB.TECH is a diversified maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external producers to its customers. CMB.TECH is active throughout the full hydrogen value chain through three different divisions: Marine, H2 infra and H2 Industry. The Company assessed the accounting treatment of the acquisition and concluded that the transaction was accounted for as a common control transaction. Therefore IFRS 3 has not been applied.

On April 16, 2024, CMB.TECH and Anglo-Eastern Univan Group (“Anglo-Eastern”) concluded a Heads of Agreement for the sale and purchase of Euronav Ship Management Hellas (“ESMH”), CMB.TECH’s ship management arm. CMB.TECH and Anglo-Eastern intend to join forces through this sale, with the latter assuming ownership of ship management responsibilities for the vessels currently under ESMH on an “as is” basis. This transaction will provide Anglo-Eastern with a strong local presence in the Greek market while also greatly enhancing its footprint in large crude oil tankers. Post-integration, ESMH will become part of Anglo-Eastern’s global network, offering the combined entity a wide range of growth opportunities in different regions and ship types. The transaction has been concluded on June 18, 2024 and ESMH has been deconsolidated from the Group as from that date. The Company realized a gain of $19.7 million on this sale and has been recognized under other operating income (see Note 4).
On July 27, 2024 the joint venture, Bastia Shipholding Ltd, was dissolved.

In the fourth quarter of 2024, Green Bulker One Pte Ltd, Green Bulker Two Pte Ltd and Green Bulker Three Pte Ltd were established and incorporated.

On February 26, 2025, the entity CMB.TECH Bermuda Ltd. was established and 100% incorporated.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

On March 4, 2025, the Company entered into a share purchase agreement with Hemen Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean Group Limited ("Golden Ocean") representing 41% of Golden Ocean’s issued and outstanding voting shares at a price of $14.49 per share. On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean.

On June 30, 2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean after the purchase of additional shares in March and April 2025, representing 49.4% of Golden Ocean's outstanding voting shares.

On August 20, 2025, the Company successfully completed the stock-for-stock merger between Golden Ocean and CMB.TECH Bermuda Ltd. with CMB.TECH Bermuda Ltd. as the surviving company, and with CMB.TECH as the issuer of the merger consideration shares.

On December 19, 2025, CMB.TECH NV entered into a share sale and purchase agreement with International Seaways, agreeing to sell its shares held in Tankers Agencies (UK) Ltd. The transaction was closed on January 27, 2026.

The Group holds 100% of the voting rights in all of its subsidiaries.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 25 - Business Combination
On March 4, 2025, CMB.TECH NV, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen Holdings Limited (Hemen) to purchase all of Hemen's 81,363,730 of the common shares of Golden Ocean Group Limited at a purchase price of $14.49 per common share. Following the closing of the Share Purchase on March 12, 2025, CMB.TECH held 40.8% of Golden Ocean's outstanding common shares. The combination of CMB.TECH and Golden Ocean is accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, "Business combinations", with CMB.TECH as the accounting acquirer under this guidance.
As the remaining shareholdings were widely dispersed and no contractual agreements were in place with other shareholders regarding preferred voting rights, the shareholding of 40.8% was considered a majority shareholding. As stated in the Bye-laws, any question proposed for consideration at a general meeting was decided by a simple majority of votes cast. Based on the voting patterns observed at the three most recent shareholder meetings, it was concluded that, following completion of the share purchase, CMB.TECH held significantly more voting rights than any other shareholder or organized group of shareholders, resulting in de facto power through voting rights. The Company assessed that control had been obtained in accordance with IFRS 10 as of that date. Consequently, Golden Ocean was fully integrated as a subsidiary within CMB.TECH’s consolidated accounts.

Between March 24, 2025, and April 3, 2025, CMB.TECH acquired an additional 17,036,474 Golden Ocean common shares in the open market. As of June 30, 2025, CMB.TECH, indirectly through CMB.TECH Bermuda Ltd. owned an aggregate of 98,400,204 Golden Ocean common shares, representing 49.4% of Golden Ocean’s outstanding voting shares.

On April 22, 2025, CMB.TECH and Golden Ocean announced they signed the Term Sheet for a stock-for-stock merger and subsequently on May 28, 2025, signed the Merger Agreement. CMB.TECH is be the surviving entity of the Merger. On August 19, 2025, the stock-for-stock merger of Golden Ocean with and into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH with CMB.TECH Bermuda Ltd. as the surviving company, and with CMB.TECH as the issuer of the merger consideration shares, has been approved. On August 20, 2025, the merger was completed and each Golden Ocean common share was canceled, and such shares (other than shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries own) were automatically converted into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement). The consideration transferred in shares amounts to $1,461.4 million, representing the value of 95,952,934 newly issued CMB.TECH ordinary shares with a valuation of $15.23 per share.

The subsequent acquisitions of Golden Ocean shares as well as the merger are accounted for as a step acquisition of the non-controlling interest to equity on the basis of IFRS 10.B96.

Golden Ocean Group, is an international dry bulk shipping group. The merger creates one of the largest diversified listed maritime groups in the world with a combined fleet of about 250 seagoing vessels (including newbuildings). Following the merger, the free float of CMB.TECH increased, which is beneficial for the liquidity of the CMB.TECH ordinary shares.

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows (note that fair value was not used as the measurement basis for assets and liabilities that require a different basis, which includes the office leases, contingent liabilities, income taxes and defined benefit pension plans):

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

(in thousands of USD)	Note	Book value	Adjustment	Fair value
Vessels	8	2,935,213	536,848	3,472,061
Right-of-use assets	8	108,886	101,865	210,751
Intangible assets	9	396	—	396
Investments	26	53,236	—	53,236
Receivables	-	15,438	—	15,438
Current assets	-	186,736	—	186,736
Cash and cash equivalents	-	80,064	—	80,064
LT loans and borrowings	-	(884,455)	(6,161)	(890,616)
Non-current payables	-	(284,831)	(2,104)	(286,935)
Current liabilities	-	(382,432)	(3,185)	(385,617)
Total identifiable net assets acquired		1,828,251	627,263	2,455,514

(in thousands of USD)	Acquisition of the shares on March 12, 2025
Consideration transferred in cash				1,178,960
Share in equity	40.80%
Total identifiable net assets acquired				1,001,938
Goodwill				177,022

(in thousands of USD)	Subsequent acquisitions (transactions with non-controlling shareholders)
Consideration transferred in cash subsequent purchases				137,066
Share in equity	8.54%
Total non-controlling interest acquired				209,792
Movement of equity as a result of the step acquisition of non-controlling interest				(72,726)

(in thousands of USD)	Merger (transactions with non-controlling shareholders)
Consideration transferred in shares		1,461,363
Share in equity	50.65%
Total non-controlling interest acquired		1,217,011
Movement of equity as a result of the step acquisition of non-controlling interest		244,352

Following the initial acquisition, 59.20% of the revalued net assets is attributed to minority interests. Based on the figures of March 12, 2025, this amounts to $1,453.6 million.

Current assets are comprised of trade debtors, inventory and deferred charges. Current liabilities are primarily constituted by short-term loans and borrowings, trade debts and accrued costs and deferred income related to the shipping activities.

The acquired receivables had a fair value of $113.9 million at the acquisition date, with gross contractual amounts receivable of $114.3 million, of which $0.4 million was estimated at the acquisition date not to be collectible.

Management has belief in the dry bulk market and expects significant growth in the business. CMB.TECH recognized the resulting goodwill on the statement of financial position. This goodwill is assessed for impairment annually.

Contribution to revenue and profit/loss
Since their acquisition by the Group, the acquired companies contributed revenue of $691.8 million and a loss of $2.9 million to the Group's consolidated results for the period ended December 31, 2025. If the acquisition had occurred on 1 January 2025, management estimates that the Group’s consolidated revenue for the period ended December 31, 2025, would have been $1,773.5 million and consolidated profit for the period ended December 31,2025, would have been $107.5 million.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Acquisition related costs
The Group incurred at December 31, 2025, $4.7 million of legal fees, mainly related to due diligence costs, advisory fees and audit fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.

Transaction costs directly attributable to the bridge facility obtained to finance the acquisition of the shares were included in the initial carrying amount of the financial liability. These costs are subsequently amortized over the life of the instrument. As of December 31, 2025, an amount of $17.5 million has been recognized in 'Finance expense' in the consolidated statement of profit or loss.

Business combinations completed in prior periods
On December 22, 2023 CMB.TECH and CMB NV entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH Enterprises NV for a purchase price of $1.15 billion in cash. The transaction was approved by an Extraordinary General Meeting on February 7, 2024 and has been completed on February 8, 2024. The transaction has been considered as a transaction under common control and therefore IFRS 3 does not apply. Hence book value accounting was applied which resulted in the recognition of an adjustment of $797.0 million in retained earnings to reflect the difference between the consideration paid and the identifiable net assets acquired.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 26 - Investments
At fair value through profit or loss
As at December 31, 2025, the Group held equity investments measured at fair value through profit or loss amounting to $89.8 million. These investments comprise a 10% equity interest in Anglo-Eastern Univan Group Limited of $45.0 million, and a 15.92% equity interest in SwissMarine of $44.8 million, acquired through the Golden Ocean transaction in 2025.

Both investments are classified within Level 3 of the fair value hierarchy (see note 19). Changes in fair value are recognised in profit or loss. here was no material change in the fair value of either investment during the year ended December 31, 2025 and, accordingly, no material fair value gain or loss was recognised in profit or loss.

The Company received a dividend of $5.4 million from Anglo-Eastern Univan Group Limited during 2025.

Equity-accounted investees

(in thousands of USD)	December 31, 2025	December 31, 2024
Assets
Interest in joint ventures	14,426	16,806
Interest in associates	7,095	—
TOTAL ASSETS	21,521	16,806

Associates

(in thousands of USD)	December 31, 2025
Business Combinations	6,322
Group's share of profit (loss) for the period	773
Carrying amount of interest at the end of the period	7,095

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 26 - Investments

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	597	850
Offset investment with shareholders loan	826	(826)
Balance at January 1, 2023	1,423	24

Reversal prior year offset investment with shareholders loan	(826)	826
Group's share of profit (loss) for the period	(927)	—

Gross balance	(330)	850
Offset investment with shareholders loan	848	(848)
Balance at December 31, 2023	518	2

Reversal prior year offset investment with shareholders loan	(848)	848
Group's share of profit (loss) for the period	920	—
Capital increase/(decrease) in joint ventures	3,796	—
Movement shareholders loans to joint ventures	—	4,485
Business combinations	12,399	11,638
Repayment capital provided to joint ventures	(475)	(290)

Gross balance	16,311	16,683
Offset investment with shareholders loan	495	(495)
Balance at December 31, 2024	16,806	16,188

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 26 - Investments

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Reversal prior year offset investment with shareholders loan	(495)	495
Group's share of profit (loss) for the period	(1,655)	—
Dividends received from joint ventures	(4,525)	—
Movement shareholders loans to joint ventures	—	3,403
Business combinations	2,089	—
Transfer to asset held for sale	(1,232)	—
Translation differences	1,832	1,743

Gross balance	12,820	21,829
Offset investment with shareholders loan	1,606	(1,606)
Balance at December 31, 2025	14,426	20,223

The increase in investments in equity accounted investees and shareholders loans at December 31, 2024 is mainly due the acquisition of CMB.TECH Enterprises as of February 2024.

The increase in investments in equity accounted investees and shareholders loans at December 31, 2025 is mainly due to the acquisition of Golden Ocean Group Ltd as of March 12, 2025.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025
Note 26 - Investments

Joint ventures and associate	Segment	Description
Tankers Agencies (UK) Ltd	Euronav	Parent company of Tankers International Ltd
Tankers International LLC	Euronav	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
Bari Shipholding Ltd	Euronav	Formerly owner of 1 Suezmax, dormant company
be HYDRO bv	H2 Industry	BeHydro focusses on the development and sale of hydrogen combustion engines.
JPN H2YDRO CO. Ltd	H2 Industry	JPN H2YDRO CO. is the owner of a passenger ferry that is being deployed in the Japanese inland sea and is powered by a dual fuel hydrogen diesel combustion engine.
Cleanergy Solutions (Namibia) (Pty) Ltd	H2 Infra	Cleanergy Solutions (Nambia) (Pty) will develop green hydrogen production projects in Namibia.
FRS Windcat Offshore Logistics Gmbh	Windcat
FRS Windcat Offshore Logistics is a joint venture within the Windcat Group that owns 8 CTVs as per December 31, 2025. The aim of the joint venture is gaining market share in the German offshore wind market. Note that the joint venture also comprises a Polish entity, i.e. FRS Windcat Polska, with a similar purpose. However, this Polish entity is dormant.

TSM Windcat sas	Windcat	TSM Windcat is a joint venture within the Windcat Group that owns 7 CTVs as per December 31, 2025. The aim of the joint venture is gaining market share in the French offshore wind market.
United Freight Carriers LLC	Bocimar	United Freight Carriers LLC is a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.
TFG Marine Pte. Ltd	Bocimar	TFG Marine Pte. Ltd., is a global supplier of marine fuels.

Table of contents	CMB.TECH NV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2025

Note 27 - Major exchange rates
The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates
1 XXX = x,xxxx USD	December 31, 2025	December 31, 2024	December 31, 2023	2025	2024	2023
EUR	1.1750	1.0389	1.1050	1.1200	1.0860	1.0797
GBP	1.3465	1.2529	1.2715	1.3124	1.2806	1.2408

Note 28 - Subsequent events
In January 2026, the Company invested in the Chinese ammonia supply chain. CMB.TECH has signed an off-take agreement for green ammonia produced by CEEC Hydrogen Energy in Jilin Province and owns a minority share in privately owned Jiangsu Andefu Energy Technology Co. Ltd., one of China's largest ammonia supply chain companies.
On January 7, 2026, the Company announced that it has sold eight vessels, generating a gain of approximately $269.2 million in total. The Company sold six VLCCs: Daishan (2007 - 306,005 dwt), Hirado (2011 - 302,550 dwt), Hojo (2013 - 302,965 dwt), Dia (2015 - 299,999 dwt), Antigone (2015 - 299,421 dwt), and Aegean (2016 - 299,999 dwt) and two Capesize vessels: Golden Magnum (2009 - 179,790 dwt), and Belgravia (2009 - 169,390 dwt). The vessels have been delivered to their new owners in the first quarter of 2026.

On January 12, 2026, the Company announced the VLCC Eburones (2026 - 319,000 dwt) has been delivered.

On January 13, 2026, the Company took delivery of the chemical tanker Bochem Callao (2026, 25,000 dwt).

On January 16, 2026, the Company increased its ownership in the entity Cleanergy Solutions Namibia to 100%.

On February 9, 2026, the Company announced it has sold two VLCCs: Ingrid (2012 - 314,000 dwt) and Ilma (2012 - 314,000 dwt). The sale will generate a gain of approximately $98.2 million in the second quarter of 2026, based on the net sales price and book values. The vessels will be delivered to their new owner in the second quarter of 2026.

On February 24, 2026, the Company declared an interim dividend of $0.16 per share, which is expected to be paid on or about April 27, 2026.

On February 26, 2026, the Company announced that Mr. Benoit Timmermans has decided to resign as member of the Management Board of CMB.TECH with effect as of May 1, 2026. Mr. Benoit Timmermans joined the Management Board of CMB.TECH as Chief Strategy Officer and has assisted the company in the transition from a pure-play crude oil tanker player to a large and diversified maritime group. For the time being, Mr. Timmermans will not be replaced. His responsibilities will be taken over by the current members of the Management Board.

On February 26, 2026, the Company announced CMB.TECH has sold its share in the Tankers International (TI) Pool to International Seaways (INSW), closed on January 27, 2026.

On March 23, 2026, the Company announced the VLCC Menapii (2026 - 319,000 dwt) has been delivered.

On March 26, 2026, the Company sold the Suezmax Sienna (2007 - 150,205 dwt). The sale will generate a gain of $29.2 million and is expected to be recognized upon delivery in the second quarter of 2026.

During March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

On April 8, 2026, the Company took delivery of the Suezmax Cap Grace (2026 - 156,790 dwt).